Form 20-F
Capital Product Partners L.P.
filed 2008-04-04
CIK 1392326

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2007

OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:
Commission file number: 1-33373

CAPITAL PRODUCT PARTNERS L.P.
(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)

3 Iassonos Street, Piraeus, 18537 Greece
+30 210 458 4950
(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Common units representing limited partnership interests	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

13,512,500 Common Units
8,805,522 Subordinated Units
455,470 General Partner Units

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES ☐              NO ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
YES ☐              NO ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES ☒              NO ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definitions of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statements item the registrant has elected to follow.
ITEM 17 ☐               ITEM 18 ☒
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES ☐              NO ☒

CAPITAL PRODUCT PARTNERS L.P.

i

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F (the “Annual Report”) should be read in conjunction with the audited consolidated and predecessor combined financial statements and accompanying notes included herein.

Statements included in this Annual Report which are not historical facts (including statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, financial condition and the markets in which we operate, and involve risks and uncertainties. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	anticipated future acquisition of vessels from Capital Maritime, and in particular the expected acquisition of the M/T Aristofanis in the second quarter of 2008;

•	our anticipated growth strategies;

•	future charter hire rates and vessel values;

•	our ability to make cash distributions on the units;

•	our future financial condition or results of operations and our future revenues and expenses, including revenues from profit sharing arrangements;

•	the repayment of debt and settling of interest rate swaps;

•	our ability to access debt and equity markets;

•	future refined product and crude oil prices and production;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	future supply of, and demand for, refined products and crude oil;

•	increases in domestic oil consumption;

•	changes in interest rates;

•	our ability to maintain long-term relationships with major refined product importers and exporters, major crude oil companies, and major commodity traders;

•	our ability to leverage to our advantage Capital Maritime & Trading Corp.’s (“Capital Maritime”) relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time charters with our tanker charterers;

•	obtaining tanker projects that we or Capital Maritime bid on;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•
the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•
our anticipated general and administrative expenses and our expenses under the management agreement and the administrative services agreement with Capital Ship Management Corp., a subsidiary of Capital Maritime (“Capital Ship Management”), and for reimbursement for fees and costs of our general partner;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•	the anticipated taxation of our partnership and distributions to our unitholders;

ii

•	estimated future maintenance and replacement capital expenditures;

•	expected demand in the refined product shipping sector in general and the demand for our medium range vessels in particular;

•	our ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	future sales of our common units in the public market; and

•	our business strategy and other plans and objectives for future operations.

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in “Risk Factors.” The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward- looking statement. You should carefully review and consider the various disclosures included in this Annual Report and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

iii

PART I

Item 1.    Identity of Directors, Senior Management and Advisors.

Not Applicable.

Item 2.   Offer Statistics and Expected Timetable.

Not Applicable.

Item 3.   Key Information.

Selected Financial Data

We have derived the following selected historical financial and other data for the three years ending December 31, 2007 from our audited consolidated and predecessor combined financial statements for the years ended December 31, 2007, 2006, 2005 respectively, appearing elsewhere in this Annual Report.  The historical financial and other data presented for the period from August 27, 2003 (inception) to December 31, 2004 have been derived from audited financial statements not required to be included in this Annual Report and are provided for comparison purposes. August 27, 2003 refers to the incorporation date of the vessel-owning subsidiary of the M/T Aktoras and is the earliest incorporation date of any of our vessel-owning subsidiaries.

Consolidated Financial Statements. Financial statements presented reflecting our balance sheet as of December 31, 2007 and results of operations and cash flows from April 4, 2007 (completion of our initial public offering) to December 31, 2007 are referred to herein as our “consolidated financial statements” and include operations of the five vessels which had been delivered as of December 31, 2006 and the M/T Attikos and operations of the remaining seven vessels in our fleet which were delivered between January and September 2007 as of their respective delivery dates.

Predecessor Combined Financial Statements. Financial statements presented reflecting the historical carrying costs of certain vessel-owning companies under the common control of Capital Maritime which were contributed to us by Capital Maritime at the time of our initial public offering or which were purchased by us from Capital Maritime are collectively referred to herein as our “predecessor combined financial statements”. These include the balance sheet as of December 31, 2006 and the results of operations and cash flows of the eight vessels that comprised our fleet at the time of our initial public offering (the “initial vessels”) from their respective delivery dates in 2006 to April 3, 2007, the date they were transferred to us, and of the M/T Attikos from January 20, 2005, the date it was delivered to Capital Maritime, to September 23, 2007, the date it was acquired by us. Construction costs incurred by Capital Maritime in connection with the M/T Attikos during the period from August 27, 2003 (inception) to December 31, 2004 are included in the historical financial data for the period presented below.

Our historical results are not necessarily indicative of the results that may be expected in the future. Specifically, our audited consolidated and predecessor combined financial statements are not comparable, as our initial public offering and certain other transactions that occurred during 2007, including the delivery of four newbuildings, the acquisition of the M/T Attikos, the agreement we entered into with Capital Ship Management for the provision of management and administrative services to our fleet for a fixed fee and the new financing arrangements we entered into, have affected our results of operations. Furthermore, for the year ended December 31, 2006, only six of the vessels in our current fleet had been delivered to Capital Maritime. Five of these vessels were delivered between April and November 2006 and were in operation for only a portion of the year. The M/T Attikos was delivered on January 20, 2005 and is the only vessel in our fleet which had been delivered to Capital Maritime during the year ended December 31, 2005. Consequently, the following table should be read together with, and is qualified in its entirety by reference to, the historical audited consolidated and predecessor combined financial statements and the accompanying notes included elsewhere in this Annual Report. The table should also be read together with “Item 5: —Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles. All numbers are in thousands of U.S. Dollars, except numbers of units and earnings per unit.

Period from Aug. 27, 2003 (inception) to Dec. 31, 2004*	Year Ended Dec. 31, 2005*	Year Ended Dec. 31, 2006*	Year Ended Dec. 31, 2007
Income Statement Data:
Revenues	$-	$4,377	$19,913	$72,543
Expenses:
Voyage expenses(1)	-	520	373	770
Vessel operating expenses—related party	-	216	890	12,283
Vessel operating expenses(2)	40	1,932	4,043	3,196
General and administrative expenses	-	-	-	1,477
Depreciation and amortization	-	360	3,370	13,109

Total operating expenses	40	3,028	8,676	30,835

Operating income (expense)	(40)	1,349	11,237	41,708
Interest expense and finance costs	-	(389)	(4,584)	(10,809)
Loss on interest rate swap agreement	-	-	-	(3,763)
Interest income	-	1	13	710
Foreign currency gain/(loss), net	-	9	(56)	(19)

Net income (loss)	(40)	$970	$6,610	$27,827

Less:
Net income attributable to predecessor operations:
Initial vessels’ net income from January 1, 2007 to April 3, 2007	-	-	-	$(5,328)
Attikos’ net income from January 1, 2007 to September 23, 2007	-	-	-	(928)

Partnership’s net income for the period from April 4 to December 31, 2007	-	-	-	21,571
General partner’s interest in our net income	-	-	-	431
Limited partners’ interest in our net income	-	-	-	21,140
Net income per limited partner unit, basic and diluted:
Common units	-	-	-	1.11
Subordinated units	-	-	-	0.70
Total units	-	-	-	0.95
Weighted-average units outstanding (basic and diluted):
Common units	-	-	-	13,512,500
Subordinated units	-	-	-	8,805,522
Total units	-	-	-	22,318,022

Balance Sheet Data (at end of period):
Vessels, net and under construction	$25,152	$49,351	$208,028	$429,171
Total assets	25,165	50,553	216,124	454,914
Total partners’/stockholders’ equity	19,658	24,840	49,397	161,939
Number of shares/units	3,700	3,700	3,700	22,773,492
Common units	-	-	-	13,512,500
Subordinated units	-	-	-	8,805,522
General Partner units	-	-	-	455,470
Dividends declared per unit	-	-	-	$0.75

Period from Aug. 27, 2003 (inception) to Dec. 31, 2004*	Year Ended Dec. 31, 2005*	Year Ended Dec. 31, 2006*	Year Ended Dec. 31, 2007

Cash Flow Data:
Net cash provided by operating activities	29	1,468	9,497	50,582
Net cash used in investing activities	(25,152)	(24,559)	(162,047)	(246,938)
Net cash provided by financing activities	25,134	23,087	153,782	215,034
___________

(1)	Vessel voyage expenses primarily consist of commissions, port expenses, canal dues and bunkers. Since April 4, 2007 our only voyage expenses have been commissions.
(2)
Since April 4, 2007 our vessel operating expenses have consisted primarily of management fees payable to our manager, who provides commercial and technical services such as crewing, repairs and maintenance, insurance, stores, spares and lubricants, as well as administrative services pursuant to management and administrative services agreements. Vessel operating expenses presented in the predecessor combined financial statements consist of all expenses relating to the operation of the vessels including crewing, repairs and maintenance, insurances, stores and lubricants, management fees and miscellaneous expenses.

*
The amount of historical earnings per unit for the period from August 27, 2003 (inception) to December 31, 2004, for the years ended December 31, 2005 and 2006 and for the period from January 1, 2007 to April 3, 2007, giving retroactive impact to the number of common and subordinated units (and the 2% general partner interest) that were issued upon the completion of our initial public offering on April 3, 2007 is not presented in our selected historical financial data. We do not believe that a presentation of earnings per unit for these periods would not be meaningful to our investors as the vessels comprising our initial fleet and the M/T Attikos were under construction during the period from August 27, 2003 (inception) to December 31, 2004 and during the year ended December 31, 2005 the vessel-owning subsidiaries included herein, with the exception of the one which owns the M/T Attikos which was delivered in January 2005 to Capital Maritime, were in the start-up phase. In addition, during the year ended December 31, 2006 only six of the 13 vessels we owned as of December 31, 2007 had been delivered to us and only the M/T Attikos was in operation for the full year ended December 31, 2006, while the other five vessels were in operation for only part of the period (the vessels were delivered in April, May, July, August and November 2006, respectively) and a portion of the revenues generated during 2006 was derived from charters with different terms and conditions from those in the charters in place during 2007. Earnings per unit for these periods are not reflective of our anticipated earnings and operations going forward.

Please note that our audited consolidated and predecessor combined financial statements for the years ended December 31, 2007, 2006 and 2005 and for the period from August 27, 2003 (inception) to December 31, 2004 have been retroactively adjusted to reflect the results of operations and initial construction costs of the M/T Attikos, which was delivered in January 2005 to an entity under common control and acquired by us in September 2007.

Risk Factors

Some of the following risks relate principally to the countries and the industry in which we operate and the nature of our business in general. Although many of our business risks are comparable to those of a corporation engaged in a similar business would face, limited partner interests are inherently different from the capital stock of a corporation. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. In particular, if any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.

Risks Inherent in Our Business

We may not have sufficient cash from operations to enable us to pay the quarterly distribution on our common units following the establishment of cash reserves and payment of fees and expenses.

We may not have sufficient cash available each quarter to pay the declared quarterly distribution per common unit following establishment of cash reserves and payment of fees and expenses. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which may fluctuate based on numerous factors generally described under this “Risk Factors” heading, including, among other things:

•	the rates we obtain from our charters;

•	the level of additional revenues we generate from our profit-sharing arrangements, if any;

•
the level of our operating costs, such as the cost of crews and insurance, following the expiration of our management agreement pursuant to which we pay a fixed daily fee for an initial term of approximately five years from the time we take delivery of each vessel, which includes the expenses for its next scheduled special or intermediate survey, as applicable, and related drydocking;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our vessels;

•	delays in the delivery of newbuildings and the beginning of payments under charters relating to those vessels;

•	demand for seaborne transportation of refined oil products and crude oil;

•	supply of product and crude oil tankers and specifically the number of newbuildings entering the world tanker fleet each year;

•	prevailing global and regional economic and political conditions; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amount of cash we will have available for distribution also will depend on other factors, some of which are beyond our control, such as:

•	the level of capital expenditures we make, including for maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	interest rate fluctuations;

•	the cost of acquisitions, if any;

•	fluctuations in our working capital needs;

•	our ability to make working capital borrowings, including to pay distributions to unitholders; and

•
the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by our board of directors in its discretion.

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

The shipping industry is cyclical, which may lead to lower charter hire rates and lower vessel values, resulting in decreased distributions to our common unitholders.

The shipping industry is cyclical, which may result in volatility in charter hire rates and vessel values. We may not be able to successfully charter our vessels in the future or renew existing charters at the same or similar rates. If we are required to enter into a charter when charter hire rates are low, our results of operations and our ability to make cash distributions to our common unitholders could be adversely affected.

In addition, the market value and charter hire rates of product and crude oil tankers can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in the market in which the vessel trades;

•	regulatory change;

•	lower levels of demand for the seaborne transportation of refined products and crude oil;

•	increases in the supply of vessel capacity; and

•
the cost of retrofitting or modifying existing ships, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

We have entered into an agreement with Capital Maritime to purchase, among others, its interests in the subsidiaries that own two newbuildings, expected to be delivered during 2008, at pre-determined purchase prices. We will purchase from Capital Maritime its interests in each subsidiary that owns the newbuildings upon delivery of the vessel to the applicable subsidiary. Even if the market value of similar vessels declines between the time we entered into the agreement and the time the newbuildings are actually delivered, we will still be required to purchase the interests in those subsidiaries at the prices specified in the agreement with Capital Maritime. As a result, we may pay substantially more for those vessels than we would pay if we were to purchase those vessels from unaffiliated third parties. For more information on our agreement to purchase the two newbuildings from Capital Maritime, please read “Item 4: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Purchase of Vessels Following the Offering” and “Item 7B: Related Party Transactions—Share Purchase Agreement.”

If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss. A decline in the market value of our vessels could also lead to a default under any prospective credit facility to which we become a party, affect our ability to refinance our existing credit facilities and/or limit our ability to obtain additional financing.

We have a limited operating history, which makes it more difficult to accurately forecast our future results and may make it difficult for investors to evaluate our business and our future prospects, both of which will increase the risk of your investment.

We were formed as an independent limited partnership on January 16, 2007. Only five of the vessels in our current fleet had been delivered to the relevant vessel-owning subsidiaries as of December 31, 2006 and were in operation during a portion of the period then ended. Moreover, as these vessels were operated as part of Capital Maritime’s fleet during the reporting period, the vessels were operated in a different manner than they are currently operated, and thus their historical results may not be indicative of their future results. Because of our limited operating history, we lack extended historical financial and operational data, making it more difficult for an investor to evaluate our business, forecast our future revenues and other operating results, and assess the merits and risks of an investment in our common units. This lack of information will increase the risk of your investment. Moreover, you should consider and evaluate our prospects in light of the risks and uncertainties frequently encountered by companies with a limited operating history. These risks and difficulties include challenges in accurate financial planning as a result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to older companies with longer operating histories. Our failure to address these risks and difficulties successfully could materially harm our business and operating results.

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter our board of directors is required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.

We must make substantial capital expenditures to maintain, over the long-term, the operating capacity of our fleet. These maintenance and replacement capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in:

•	the cost of our labor and materials;

•	the cost and replacement life of suitable replacement vessels;

•	customer/market requirements;

•	increases in the size of our fleet;

•	the age of the vessels in our fleet;

•	charter rates in the market; and

•	governmental regulations, industry and maritime self-regulatory organization standards relating to safety, security or the environment.

Our significant maintenance and replacement capital expenditures will reduce the amount of cash we have available for distribution to our unitholders. Any costs associated with scheduled drydocking are included in a fixed daily fee of $5,500 per time chartered vessel ($8,500 for the M/T Amore Mio II), that we pay Capital Ship Management under a management agreement, for an initial term of approximately five years from the time we take delivery of each vessel, which includes the expenses for its next scheduled special or intermediate survey, as applicable, and related drydocking. In the event our management agreement is not renewed, we will separately deduct estimated capital expenditures associated with drydocking from our operating surplus in addition to estimated replacement capital expenditures.

Our partnership agreement requires our board of directors to deduct estimated, rather than actual, maintenance and replacement capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus. The amount of estimated capital expenditures deducted from operating surplus is subject to review and change by the conflicts committee at least once a year. In years when estimated capital expenditures are higher than actual capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual capital expenditures were deducted from operating surplus. If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures exceed our previous estimates.

If Capital Maritime or any third party seller we may contract with in the future for the purchase of newbuildings fails to make construction payments for such vessels, the shipyard may rescind the purchase contract and we may lose access to such vessels or need to finance such vessels before they begin operating, which could harm our business and our ability to make cash distributions.

To date, all the newbuildings we have acquired and agreed to acquire have been contracted directly by Capital Maritime and all costs for the construction and delivery of such vessels have been, or are being, incurred by Capital Maritime. Since our initial public offering in April 2007 we have taken delivery of five newbuildings from Capital Maritime, with an additional two expected for delivery in 2008. In the future, we may enter into similar arrangements with Capital Maritime or other third parties for the acquisition of newbuildings. If Capital Maritime or any third party sellers we contract with in the future fail to make construction payments for the newbuildings after receiving notice by the shipbuilder following nonpayment on any installment due date, the shipbuilder could rescind the newbuilding purchase contract. As a result of such default, Capital Maritime or the third party seller could lose all or part of the installment payments made prior to such default, and we could either lose access to the remaining newbuildings or any future vessels we contract to acquire or may need to finance such vessels before they begin operating and generating voyage revenues, which could harm our business and reduce our ability to make cash distributions.

If we finance the purchase of any additional vessels we acquire in the future or the purchase of the contracted  newbuildings to be delivered in 2008 through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished, our financial leverage could increase or our unitholders could be diluted. In addition, if we expand the size of our fleet by directly contracting newbuildings in the future, we generally will be required to make significant installment payments for such acquisitions prior to their delivery and generation of revenue.

The actual cost of a new product or crude oil tanker varies significantly depending on the market price charged by shipyards, the size and specifications of the vessel, governmental regulations and maritime self-regulatory organization standards. The total delivered cost of a vessel will be higher and include financing, construction supervision, vessel start-up and other costs.

To date, all the newbuildings we have acquired and agreed to acquire were contracted directly by Capital Maritime and all costs for the construction and delivery of these vessels have been, or are being, incurred by Capital Maritime. As of March 31, 2008, we had taken delivery of five newbuildings and purchased two additional vessels from Capital Maritime. We have financed the purchase of these vessels, and intend to finance the purchase of the remaining newbuildings to be delivered in 2008 and any other vessel we contract to acquire from Capital Maritime, either with debt, or partly with debt and partly by issuing additional equity securities. If we issue additional common units or other equity securities your ownership interest in us will be diluted. Please read “—We may issue additional equity securities without your approval, which would dilute your ownership interest” below.

If we elect to expand our fleet in the future by entering into contracts for newbuildings directly with shipyards, we generally will be required to make installment payments prior to their delivery. We typically must pay 5-25% of the purchase price of a vessel upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately 18-36 months later for current orders), which could reduce cash available for distributions to unitholders. If we finance these acquisition costs by issuing debt or equity securities, we will increase the aggregate amount of interest payments or quarterly distributions we must make prior to generating cash from the operation of the newbuilding.

To fund the remaining portion of the acquisition price of the two newbuildings expected to be delivered in 2008 or the acquisition price of any additional vessels we may contract to purchase from Capital Maritime or other third parties and other related capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for distributions to unitholders. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. Incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to meet our quarterly distributions to unitholders, which could have a material adverse effect on our ability to make cash distributions.

Our ability to obtain bank financing and/or to access the capital markets for future equity offerings may be limited by prevailing economic conditions. If we are unable to obtain funding or access the capital markets, we may be unable to complete any future purchases of vessels from Capital Maritime or from third parties.

Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. We expect to fund part of the purchase price of the vessels to be delivered in 2008 through drawdowns on our existing credit facility and the remainder through issuances of equity. If the prevailing equity market conditions at the time of delivery of the vessels are not favorable, we may be unable to complete the purchases, or we may have to complete them at terms not favorable to us or to our unitholders.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

As of March 31, 2008, we had drawn down $322.5 million under our existing credit facility and had $47.5 million available. In addition, we entered into a new $350.0 million credit facility on March 19, 2008 and, following the acquisition of the M/T Amore Mio II on March 27, 2008, had $304.0 million available. For more information regarding the terms of our existing revolving credit facilities, please read “Item 5:—Liquidity and Capital Resources—Revolving Credit Facilities.” Our level of debt could have important consequences to us, including the following:

•
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired, or such financing may not be available on favorable terms;

•
we will need a substantial portion of our cash flow to make interest payments and, following the end of the relevant non-amortizing periods, principal payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

•	our debt level will make us more vulnerable to competitive pressures, or to a downturn in our business or in the economy in general, than our competitors with less debt; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

 Our existing credit facilities contain, and we expect that any future credit facilities we may enter into will contain, restrictive covenants, which may limit our business and financing activities.

The operating and financial restrictions and covenants in our existing revolving credit facilities and in any future credit facility we enter into could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, our existing revolving credit facilities require the consent of our lenders to, or limit our ability to, among other items:

•	incur or guarantee indebtedness;

•	charge, pledge or encumber the vessels;

•	change the flag, class, management or ownership of our vessels;

•	change the commercial and technical management of our vessels;

•	sell or change the beneficial ownership or control of our vessels; and

•	subordinate our obligations thereunder to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

Our credit facilities also require us to comply with the ISM Code and to maintain valid safety management certificates and documents of compliance at all times.

In addition, our existing credit facilities require us to:

•	maintain minimum free consolidated liquidity (50% of which may be in the form of undrawn commitments under the relevant credit facility) of at least $500,000 per financed vessel;

•	maintain a ratio of EBITDA (as defined in each credit facility) to interest expense of at least 2.00 to 1.00 on a trailing four-quarter basis; and

•	maintain a ratio of net Total Indebtedness to the aggregate Fair Market Value (as defined in each credit facility) of our total fleet, current or future, of no more than 0.725 to 1.00.

We will also be required to maintain an aggregate fair market value of our financed vessels equal to 125% of the aggregate amount outstanding under each credit facility.

Our ability to comply with the covenants and restrictions contained in our existing revolving credit facilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our existing credit facility, especially if we trigger a cross-default currently contained in certain of our loan agreements, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Restrictions in our debt agreements may prevent us from paying distributions.

Our payment of interest and, following the end of the relevant non-amortizing periods, principal on the debt will reduce cash available for distribution on our units. In addition, our existing credit facilities prohibit the payment of distributions if we are not in compliance with certain financial covenants or  upon the occurrence of an event of default or if the fair market value of our financed vessels is less than 125% of the aggregate amount outstanding under each of our credit facilities.

Events of default under our credit facilities include:

•	failure to pay principal or interest when due;

•
breach of certain undertakings, negative covenants and financial covenants contained in the credit facility, any related security document or guarantee or the interest rate swap agreements, including failure to maintain unencumbered title to any of the vessel-owning subsidiaries or any of the assets of the vessel-owning subsidiaries and failure to maintain proper insurance;

•
any breach of the credit facility, any related security document or guarantee or the interest rate swap agreements (other than breaches described in the preceding two bullet points) if, in the opinion of the lenders, such default is capable of remedy and continues unremedied for 20 days after written notice of the lenders;

•
any representation, warranty or statement made by us in the credit facility or any drawdown notice thereunder or related security document or guarantee or the interest rate swap agreements is untrue or misleading when made;

•	a cross-default of our other indebtedness of $5.0 million or greater or of the indebtedness of our subsidiaries of $750,000 or greater;

•	we become, in the reasonable opinion of the lenders, unable to pay our debts when due;

•
any of our or our subsidiaries’ assets are subject to any form of execution, attachment, arrest, sequestration or distress in respect of a sum of $1.0 million or more that is not discharged within 10 business days;

•	an event of insolvency or bankruptcy;

•	cessation or suspension of our business or of a material part thereof;

•	unlawfulness, non-effectiveness or repudiation of any material provision of our credit facility, of any of the related finance and guarantee documents or of our interest rate swap agreements;

•	failure of effectiveness of security documents or guarantee;

•	the common units cease to be listed on the Nasdaq Global Market or on any other recognized securities exchange;

•	any breach under any provisions contained in our interest rate swap agreements;

•	termination of our interest rate swap agreements or an event of default thereunder that is not remedied within five business days;

•	invalidity of a security document in any material respect or if any security document ceases to provide a perfected first priority security interest; or

•
any other event that occurs or circumstance that arises in light of which the lenders reasonably consider that there is a significant risk that we will be unable to discharge our liabilities under the credit facility, related security and guarantee documents or interest rate swap agreements.

We anticipate that any subsequent refinancing of our current debt or any new debt will have similar restrictions. For more information regarding our financing arrangements, please read “Item 5: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

We currently derive all of our revenues from a limited number of customers, and the loss of any customer or charter or vessel could result in a significant loss of revenues and cash flow.

We have derived, and believe that we will continue to derive, all of our revenues and cash flow from a limited number of customers. BP Shipping Limited, Morgan Stanley Capital Group Inc. and Trafigura Beheer B.V. accounted for all of our revenues for the year ending December 31, 2007, with BP and Morgan Stanley representing 64% and 28% of our revenues, respectively. For the year ended December 31, 2006, BP and Morgan Stanley represented 53% and 23% of the revenues of our predecessor, respectively. In January 2008 we took delivery of the first of the three newbuildings chartered to subsidiaries of Overseas Shipholding Group Inc., increasing the number of our customers for 2008 to four. We could lose a customer or the benefits of a charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer exercises certain rights to terminate the charter or purchase the vessel;

•
the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•
a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

Please read “Item 4: Business Overview—Our Charters”.

If we lose a key charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. Until such time as the vessel is re-chartered, we may have to operate it in the spot market at charter rates which may not be as favorable to us as our current charter rates. In addition, if a customer exercises its right to purchase a vessel, we would not receive any further revenue from the vessel and may be unable to obtain a substitute vessel and charter. This may cause us to receive decreased revenue and cash flows from having fewer vessels operating in our fleet. Any replacement newbuilding would not generate revenues during its construction, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter. Any compensation under our charters for a purchase of the vessels may not adequately compensate us for the loss of the vessel and related time charter.

The loss of any of our customers, time or bareboat charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Delays in deliveries of newbuildings, our decision to cancel or our inability to otherwise complete the acquisitions of our newbuildings, could harm our operating results and lead to the termination of the related charters.

We are scheduled to take delivery of certain contracted newbuildings during the remainder of 2008, which are being built at STX Shipbuilding Co., Ltd. shipyard in South Korea. The delivery of these vessels, or any other newbuildings we may contract to acquire or order in the future, could be delayed, not completed or canceled, which would delay or eliminate our expected receipt of revenues under the charters for the vessels. The shipbuilder could fail to deliver the newbuilding vessels as agreed, or Capital Maritime could cancel a purchase or a newbuilding contract because the shipbuilder has not met its obligations, including its obligation to maintain agreed refund guarantees in place for our benefit. For prolonged delays, the customer may terminate the time charter.

Our receipt of newbuildings could be delayed, canceled, or otherwise not completed because of:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances in South Korea, where the vessels are being built;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	the shipbuilder failing to deliver the vessels in accordance with our vessel specifications;

•	our requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	our inability to finance the purchase of the vessels;

•	a deterioration in Capital Maritime’s relations with STX; or

•	our inability to obtain requisite permits or approvals.

If delivery of a vessel is materially delayed, it could adversely affect our results of operations and financial condition and our ability to make cash distributions.

We depend on Capital Maritime and its affiliates to assist us in operating and expanding our business.

Pursuant to a management agreement and an administrative services agreement between us and Capital Ship Management, Capital Ship Management provides significant commercial and technical management services (including the commercial and technical management of our vessels, class certifications, vessel maintenance and crewing, purchasing and insurance and shipyard supervision) as well as administrative, financial and other support services to us. Please read “Item 7B: Related Party Transactions—Management Agreement” and “—Administrative Services Agreement”. Our operational success and ability to execute our growth strategy will depend significantly upon Capital Ship Management’s satisfactory performance of these services. Our business will be harmed if Capital Ship Management fails to perform these services satisfactorily, if Capital Ship Management cancels either of these agreements, or if Capital Ship Management stops providing these services to us. We may also in the future contract with Capital Maritime for it to have newbuildings constructed on our behalf and to incur the construction-related financing. We would purchase the vessels on or after delivery based on an agreed-upon price.

Our ability to enter into new charters and expand our customer relationships will depend largely on our ability to leverage our relationship with Capital Maritime and its reputation and relationships in the shipping industry. If Capital Maritime suffers material damage to its reputation or relationships, it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with suppliers and other third parties.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Our growth depends on continued growth in demand for refined products and crude oil and the continued demand for seaborne transportation of refined products and crude oil.

Our growth strategy focuses on expansion in the refined product tanker and crude oil shipping sector. Accordingly, our growth depends on continued growth in world and regional demand for refined products and crude oil and the transportation of refined products and crude oil by sea, which could be negatively affected by a number of factors, including:

•	fluctuations in the actual or projected price of refined products and crude oil;

•	refining capacity and its geographical location;

•
increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive or energy conservation measures;

•	availability of new, alternative energy sources; and

•	negative or deteriorating global or regional economic or political conditions, particularly in oil consuming regions, which could reduce energy consumption or its growth.

Reduced demand for refined products and crude oil and the shipping of refined products or crude oil or the increased availability of pipelines used to transport refined products or crude oil, would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

Medium to long-term time charters and bareboat charters have the potential to provide income at pre-determined rates over more extended periods of time. However, the process for obtaining longer term time charters and bareboat charters is highly competitive and generally involves a lengthy, intensive and continuous screening and vetting process and the submission of competitive bids that often extends for several months. In addition to the quality, age and suitability of the vessel, longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator further described below under “Our vessels’ present and future employment could be adversely affected by an inability to clear the oil majors’ risk assessment process”.

In addition to having to meet the stringent requirements set out by charterers, it is likely that we will also face substantial competition from a number of competitors who may have greater financial resources, stronger reputation or experience than we do when we try to recharter our vessels. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the ice class sector. Increased competition may cause greater price competition, especially for medium to long-term charters.

As a result of these factors, we may be unable to expand our relationships with existing customers or obtain new customers for medium to long-term time charters or bareboat charters on a profitable basis, if at all. However, even if we are successful in employing our vessels under longer term time charters or bareboat charters, our vessels will not be available for trading in the spot market during an upturn in the tanker market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels in profitable time charters, our results of operations and operating cash flow could be adversely affected.

Our vessels’ present and future employment could be adversely affected by an inability to clear the oil majors’ risk assessment process.

Shipping, and especially crude oil, refined product and chemical tankers have been, and will remain, heavily regulated. The so called “oil majors companies”, together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (terminals) of crude oil and refined products world-wide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, additional factors are considered when awarding such contracts, including:

•	office assessments of the vessel operator, including extensive annual office audits;

•	the operator’s environmental, health and safety record;

•	compliance with the standards of the International Maritime Organization ("IMO"), a United Nations agency that issues international trade standards for shipping;

•	compliance with heightened industry standards that have been set by some energy companies;

•	shipping industry relationships, reputation for customer service, technical and operating expertise;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

Should Capital Maritime and Capital Ship Management not continue to successfully clear the oil majors’ risk assessment processes on an ongoing basis, our vessels’ present and future employment as well as our relationship with our existing charterers and our ability to obtain new charterers, whether medium or long-term, could be adversely affected. Such a situation may lead to the oil majors’ terminating existing charters and refusing to use our vessels in the future which would adversely affect our results of operations and cash flows. Please read “Item 4: Information on the Partnership—Major Oil Company Vetting Process” for more information regarding this process.

We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

Our growth strategy focuses on a gradual expansion of our fleet. Any acquisition of a vessel may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. In addition, our growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Unlike newbuildings, existing vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity.

The vessels that currently make up our fleet, as well as the six vessels we may purchase from Capital Maritime under our omnibus agreement, have been, or will be, built in accordance with custom designs from three different shipyards, and the vessels from each respective shipyard are the same in all material respects. As a result, any latent defect discovered in one vessel will likely affect all of our vessels.

The vessels that make up our existing and contracted fleet, with the exception of the M/T Amore Mio II, as well as the six vessels in Capital Maritime’s fleet for which we have been granted a right of first offer, are, or will be, based on standard designs from Hyundai MIPO Dockyard Co., Ltd., South Korea, STX Shipbuilding Co., Ltd., South Korea and Baima Shipyard, China, and have been customized by Capital Maritime, in some cases in consultation with the charterers of the vessel, and are, or will be, uniform in all material respects. As a result, any latent design defect discovered in one of our vessels will likely affect all of our other vessels in that class. In addition, the remaining vessels we have agreed to acquire have, or will have, the same or similar equipment. As a result, any equipment defect discovered may affect all of our vessels. Any disruptions in the operation of our vessels resulting from defects could adversely affect our receipt of revenues under the charters for the vessels affected.

Certain design features in our vessels have been modified by Capital Maritime to enhance the commercial capability of our vessels and have not yet been tested. As a result, we may encounter unforeseen expenses, complications, delays and other unknown factors which could adversely affect our revenues.

Capital Maritime has modified certain design features in our vessels which have not yet been tested and as a result, they may not operate as intended. If these modifications fail to enhance the commercial capability of our vessels as intended or interfere with the operation of our vessels, we could face expensive and time-consuming design modifications, delays in the operation of our vessels, damaged customer relationships and harm to our reputation. Any disruptions in the operation of our vessels resulting from the design modifications could adversely affect our receipt of revenues under the charters for the vessels affected.

Terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

Terrorist attacks, such as the attacks that occurred in the United States on September 11, 2001, the bombings in Spain on March 11, 2004, the bombings in London on July 7, 2005, and the current conflicts in Iraq and Afghanistan and other current and future conflicts, may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services.

In addition, oil facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil and other refined products to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the distribution, production or transportation of oil and other refined products to be shipped by us could entitle our customers to terminate our charter contracts, which would harm our cash flow and our business.

Our operations expose us to political and governmental instability, which could harm our business.

Our operations may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. In particular, we derive a substantial portion of our revenues from shipping oil and oil products from politically unstable regions. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition to acts of terrorism, trading in this and other regions has also been subject, in limited instances, to piracy. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities, or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

Marine transportation is inherently risky, and an incident involving significant loss of, or environmental contamination by, any of our vessels could harm our reputation and business.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	bad weather;

•	mechanical failures;

•	grounding, fire, explosions and collisions;

•	piracy;

•	human error; and

•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	environmental damage, including potential liabilities or costs to recover any spilled oil or other petroleum products and to restore the ecosystem where the spill occurred;

•	death or injury to persons, loss of property;

•	delays in the delivery of cargo;

•	loss of revenues from or termination of charter contracts;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these results could have a material adverse effect on our business, financial condition and operating results.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of ocean-going vessels in international trade is inherently risky. Although we carry protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. We do not currently maintain off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business and our ability to pay distributions to our unitholders. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results. In addition, certain of our vessels are under bareboat charters with BP Shipping Limited and subsidiaries of Overseas Shipholding Group Inc. Under the terms of these charters, the charterer provides for the insurance of the vessel and as a result these vessels may not be adequately insured and/or in some cases may be self-insured. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available to us may be significantly more expensive than our existing coverage.

The maritime transportation industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration. Many of these requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly.

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo-capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our current or historic operations. Violations of or liabilities under environmental requirements also can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels.

We could incur significant costs, including cleanup costs, fines, penalties, third-party claims and natural resource damages, as the result of an oil spill or other liabilities under environmental laws. The United States Oil Pollution Act of 1990 ("OPA 90") affects all vessel owners shipping oil or petroleum products to, from or within the United States. OPA 90 allows for potentially unlimited liability without regard to fault of owners, operators and bareboat charterers of vessels for oil pollution in U.S. waters. Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the U.S., imposes liability for oil pollution in international waters. OPA 90 expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the U.S. have enacted pollution prevention liability and response laws, many providing for unlimited liability.

In addition to complying with OPA 90, IMO regulations, such as Annex VI to the International Convention for the Prevention of Pollution from Ships, EU directives and other existing laws and regulations and those that may be adopted, shipowners may incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. For example, draft amendments to revise the regulations of the International Convention for the Prevention of Pollution from Ships ("MARPOL") regarding the prevention of air pollution from ships were agreed by the IMO Sub-Committee on Bulk Liquids and Gases when it met for its 12th session. Following lengthy and technically challenging discussions in the Air Pollution Working Group, the Sub-Committee agreed a draft revised Annex VI to the MARPOL Convention and amendments to the NOx Technical Code. These will now be submitted to the Marine Environment Protection Committee (MEPC), which meets for its 57th session from March 31 to April 4, 2008.

A number of options remain open for discussion at the MEPC, which is expected to approve the amendments prior to their formal adoption at MEPC 58 in October 2008. The amendments would then enter into force, under the tacit acceptance procedure, 16 months later, in March 2010, or on a date to be decided by the MEPC. Given the significant environmental, human health, and economic consequences of a decision on how best to further reduce emissions of sulphur oxide (SOx) and particulate matter from ships, the Sub-Committee decided that relevant policy decisions should be taken at the Committee level and that its principal duty was to initiate such discussions.

Further legislation applicable to international and national maritime trade is expected over the coming years in areas such as ship recycling, sewage systems, emission control, ballast treatment and handling, etc. This new legislation may require additional capital expenditure in order to maintain our vessels’ compliance with international and/or national regulations.

Additionally, various jurisdictions are considering regulating the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. Further to that and as a result of marine accidents (such as the November 2002 oil spill from the motor tanker Prestige, a 26 year-old single-hull tanker  - which was owned by a company unrelated to us), we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. In recent years, the IMO and EU have both accelerated their existing non-double-hull phase-out schedules in response to highly publicized oil spills and other shipping incidents involving companies unrelated to us. Future incidents may result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and which could have a material adverse effect on our business and financial results. Please read “Item 4: Business Overview—Regulation”.

We have a limited history operating as a publicly traded entity.

We completed our initial public offering on the Nasdaq Global Market on April 3, 2007 and have a limited history operating as a publicly traded entity. As a publicly traded limited partnership, we are required to comply with the SEC’s reporting requirements and with corporate governance and related requirements of the U.S. Sarbanes-Oxley Act, the SEC and the Nasdaq Global Market, on which our common units are listed. Section 404 of the Sarbanes−Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting. However, as a newly public non−accelerated filer, we are not subject to this requirement for the first year of our operations. Currently, we would be subject to such requirement by the end of our fiscal year ending December 31, 2008. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We will have to dedicate a significant amount of time and resources to ensure compliance with the regulatory requirements of Section 404. We will continue to work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. We have incurred and will continue to incur significant legal, accounting and other expenses in complying with these and other applicable regulations. We anticipate that our incremental general and administrative expenses as a publicly traded limited partnership taxed as a corporation for U.S. federal income tax purposes will include costs associated with annual reports to unitholders, tax returns, investor relations, registrar and transfer agent’s fees, incremental director and officer liability insurance costs and director compensation.

The crew employment agreements manning agents enter into on behalf of Capital Maritime or its affiliates may not prevent labor interruptions and the failure to renegotiate these agreements successfully in the future may disrupt our operations and adversely affect our cash flows.

The crew employment agreements that manning agents enter into on behalf of Capital Maritime or its affiliates may not prevent labor interruptions and are subject to renegotiation in the future. Any labor interruptions, including due to a failure to renegotiate employment agreements with our crew members successfully, could disrupt our operations and could adversely affect our business, financial condition and results of operations.

A global economic slowdown could have a material adverse effect on our business, financial position and results of operations.

Oil has been one of the world’s primary energy sources for a number of decades. Global economic growth has been strong in recent years which has had a significant impact on shipping demand.  However, such growth may not be sustained or the global economy may experience negative growth in the near future. Such an economic downturn may sharply reduce the demand for oil and refined petroleum products, and also potentially affect tanker demand. Even though our vessels are chartered under medium or long-term charters, a negative change in global economic conditions will likely have a material adverse effect on our business, financial position, results of operations and ability to pay dividends, as well as our future prospects.

Risks Inherent in an Investment in Us

Capital Maritime and its affiliates may engage in competition with us.

Pursuant to the omnibus agreement that we and Capital Maritime have entered into, Capital Maritime and its controlled affiliates (other than us, our general partner and our subsidiaries) generally will agree not to acquire, own or operate medium range tankers under time charters of two or more years without the consent of our general partner. The omnibus agreement, however, contains significant exceptions that may allow Capital Maritime or any of its controlled affiliates to compete with us, which could harm our business.  Please read “Item 7B: Related Party Transactions—Omnibus Agreement—Noncompetition.”

Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning 5% or more of our common units.

Holders of common units have only limited voting rights on matters affecting our business. We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders elect only four of the seven members of our board of directors. The elected directors will be elected on a staggered basis and will serve for three-year terms. Our general partner in its sole discretion has the right to appoint the remaining three directors and to set the terms for which those directors will serve. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders will have no right to elect our general partner and our general partner may not be removed except by a vote of the holders of at least 66⅔% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class and a majority vote of our board of directors.

Our partnership agreement further restricts unitholders’ voting rights by providing that if any person or group, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of our board of directors, owns beneficially 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote.

Our general partner and its other affiliates own a controlling interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to your detriment.

As of March 31, 2008, Capital Maritime owned a 45.6% interest in us, including a 2% interest through its ownership of our general partner which effectively controls our day-to-day affairs consistent with policies and procedures adopted by and subject to the direction of our board of directors. Although our general partner and its affiliates and our directors have a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Capital Maritime. Furthermore, all of the officers of our general partner and certain of our directors are directors or officers of Capital Maritime and its affiliates, and as such they have fiduciary duties to Capital Maritime that may cause them to pursue business strategies that disproportionately benefit Capital Maritime or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Capital Maritime and its affiliates, including our general partner and its officers, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. Please read “—Our partnership agreement limits the fiduciary duties of our general partner and our directors to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors” below. These conflicts include, among others, the following situations:

•
neither our partnership agreement nor any other agreement requires our general partner or Capital Maritime or its affiliates to pursue a business strategy that favors us or utilizes our assets, and Capital Maritime’s officers and directors have a fiduciary duty to make decisions in the best interests of the unitholders of Capital Maritime, which may be contrary to our interests;

•	the executive officers of our general partner and three of our directors also serve as executive officers and/or directors of Capital Maritime;

•
our general partner and our board of directors are allowed to take into account the interests of parties other than us, such as Capital Maritime, in resolving conflicts of interest, which has the effect of limiting their fiduciary duties to our unitholders;

•
our general partner and our directors have limited their liabilities and reduced their fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in the partnership agreement;

•
our general partner and our board of directors will be involved in determining the amount and timing of our asset purchases and sales, capital expenditures, borrowings, and issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

•
our general partner may have substantial influence over our board of directors’ decision to cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units or to make incentive distributions or to accelerate the expiration of the subordination period;

•	our general partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;

•
our partnership agreement does not restrict us from paying our general partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf; and

•	our general partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units.

Although a majority of our directors will over time be elected by common unitholders, our general partner will likely have substantial influence on decisions made by our board of directors. Please read “Item 7B:  Related Party Transactions”.

We currently do not have any officers and expect to rely solely on officers of our general partner, who face conflicts in the allocation of their time to our business.

We do not currently expect our board of directors to exercise its power to appoint officers of Capital Product Partners L.P. and, as a result, we expect to rely solely on the officers of our general partner, who are not required to work full-time on our affairs and who also work for affiliates of our general partner, including Capital Maritime. For example, our general partner’s Chief Executive Officer and Chief Financial Officer is also an executive officer of Capital Maritime. The affiliates of our general partner conduct substantial businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and effort of the officers of our general partner who also provide services to our general partner’s affiliates, which could have a material adverse effect on our business, results of operations and financial condition.

Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.

Our partnership agreement contains provisions that reduce the standards to which our general partner and directors would otherwise be held by Marshall Islands law.  For example, our partnership agreement:

•
permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity will be made by its sole owner, Capital Maritime. Specifically, pursuant to our partnership agreement, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or incentive distribution rights or votes upon the dissolution of the partnership;

•	provides that our general partner and our directors are entitled to make other decisions in “good faith” if they reasonably believe that the decision is in our best interests;

•
generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•
provides that neither our general partner and its officers nor our directors will be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or directors or its officers or directors or those other persons engaged in actual fraud or willful misconduct.

In order to become a limited partner of our partnership, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above.

Fees and cost reimbursements, which Capital Ship Management will determine for services provided to us and certain of our subsidiaries, will be substantial, may fluctuate, and will reduce our cash available for distribution to you. Such fees and cost reimbursements may change upon the expiration of the management and administrative agreements currently in place.

We pay a fixed daily fee for an initial term of approximately five years from the time we take delivery of each vessel for services provided to us by Capital Ship Management, and we reimburse Capital Ship Management for all expenses it incurs on our behalf. The fixed daily fee to be paid to Capital Ship Management includes all costs incurred in providing certain commercial and technical management services to us, including vessel maintenance, crewing, purchasing and insurance and also includes the expenses for each vessel’s next scheduled special or intermediate survey, as applicable, and related drydocking.  In addition to the fixed daily fees payable under the management agreement, Capital Ship Management is entitled to reasonable supplementary remuneration for extraordinary fees and costs of any direct and indirect expenses it incurs in providing these services which may vary from time to time.  In addition, Capital Ship Management provides us with administrative services, including audit, legal, banking and insurance services, pursuant to an administrative services agreement with an initial term of five years from the date of our initial public offering, and we reimburse Capital Ship Management for all costs and expenses reasonably incurred by it in connection with the provision of those services. Costs for these services are not fixed and may fluctuate depending on our requirements.

Going forward, when we acquire new vessels or when the respective management agreements for our vessels expire, we will have to enter into new agreements with Capital Ship Management or a third party for the provision of the above services. It is possible that any such new agreement may not be on the same or similar terms as our existing agreements, and that the level of our operating costs may change following any such renewal. Any increase in the costs and expenses associated with the provision of these services by our manager in the future, such as the costs of crews for our time-chartered vessels and insurance, will lead to an increase in the fees we will have to pay to Capital Ship Management under any new agreements we enter into. The payment of fees to Capital Ship Management and reimbursement of expenses to Capital Ship Management could adversely affect our ability to pay cash distributions.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if public unitholders are dissatisfied, they will be unable to remove our general partner without Capital Maritime’s consent, unless Capital Maritime’s ownership share in us is decreased, all of which could diminish the trading price of our common units.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

•
The unitholders will be unable to remove our general partner without its consent because our general partner and its affiliates own sufficient units to be able to prevent its removal. The vote of the holders of at least 66⅔% of all outstanding units voting together as a single class and a majority vote of our board of directors is required to remove the general partner. As of March 31, 2008, Capital Maritime owned a 45.6% interest in us, including a 2% interest through its ownership of our general partner.

•
If our general partner is removed without “cause” during the subordination period and units held by our general partner and Capital Maritime are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on the common units will be extinguished. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of our general partner because of the unitholders’ dissatisfaction with the general partner’s performance in managing our partnership will most likely result in the termination of the subordination period.

•	Common unitholders elect only four of the seven members of our board of directors. Our general partner in its sole discretion has the right to appoint the remaining three directors.

•
Election of the four directors elected by unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

•
Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

•
Unitholders’ voting rights are further restricted by the partnership agreement provision providing that if any person or group, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of our board of directors, owns beneficially 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote.

•	We have substantial latitude in issuing equity securities without unitholder approval.

The effect of these provisions may be to diminish the price at which the common units will trade.

The control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party. Any such change in control of our general partner may affect the way we and our operations are managed, which could have a material adverse effect on our business, results of operations or financial condition and our ability to make cash distributions.

Substantial future sales of our common units in the public market could cause the price of our common units to fall.

We have granted registration rights to Capital Maritime and certain affiliates of Capital Maritime. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of March 31, 2008, Capital Maritime owned 2,007,847 common units, 8,805,522 subordinated units and certain incentive distribution rights. Following their registration and sale under the applicable registration statement, the subordinated units will become freely tradeable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

We may issue additional equity securities without your approval, which would dilute your ownership interests.

We may, without the approval of our unitholders, issue an unlimited number of additional units or other equity securities, including securities to Capital Maritime. In particular, we have financed a portion of the purchase price of the non-contracted vessel we acquired from Capital Maritime during the first quarter of 2008 through the issuance of additional common units to Capital Maritime and we may finance a substantial portion of the purchase price of the remaining newbuildings to be delivered in 2008 through the issuance of additional common units.

The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•
because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

In establishing cash reserves, our board of directors may reduce the amount of cash available for distribution to you.

Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. These reserves will also affect the amount of cash available for distribution to our unitholders. Our board of directors may establish reserves for distributions on the subordinated units, but only if those reserves will not prevent us from distributing the full quarterly distribution, plus any arrearages, on the common units for the following four quarters. As described above in “—Risks Inherent in Our Business—We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter our board of directors is required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.” Our partnership agreement requires our board of directors each quarter to deduct from operating surplus estimated maintenance and replacement capital expenditures, as opposed to actual expenditures, which could reduce the amount of available cash for distribution. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by the conflicts committee of our board of directors.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units.

As of March 31, 2008, Capital Maritime, an affiliate of our general partner, owned 12.9% of our common units. At the end of the subordination period, assuming no further issuances of common units and conversion of our subordinated units into common units, Capital Maritime will own 45.6% of our common units, including a 2% interest through its ownership of our general partner.

You may not have limited liability if a court finds that unitholder action constitutes control of our business.

As a limited partner in a partnership organized under the laws of the Marshall Islands, you could be held liable for our obligations to the same extent as a general partner if you participate in the “control” of our business. Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner. In addition, the Marshall Islands Limited Partnership Act (the "Marshall Islands Act") provides that, under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution. In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business. Please read “The Partnership Agreement—Limited Liability” for a discussion of the implications of the limitations on liability to a unitholder.

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

Our partnership agreement will allow us to make working capital borrowings to pay distributions. Accordingly, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, please read “Item 5: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Arrangements.”

Increases in interest rates may cause the market price of our common units to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular for yield-based equity investments such as our common units. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units to decline.

Unitholders may have liability to repay distributions.

Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

We have been organized as a limited partnership under the laws of the Republic of The Marshall Islands, which does not have a well developed body of partnership law.

Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Partnership Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our general partner and its officers and directors than would unitholders of a limited partnership formed in the United States.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our business is operated primarily from our office in Greece. In addition, our general partner is a Marshall Islands limited liability company and its directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our general partner or its directors and officers. For more information regarding the relevant laws of the Marshall Islands, please read “Service of Process and Enforcement of Civil Liabilities.”

Tax Risks

In addition to the following risk factors, you should read “Item 10E:—Taxation” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of common units.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign entity taxed as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50.0% of the average value of the entity’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and projected method of operation we do not believe that we were a PFIC for our 2006 or 2007 taxable years nor do we expect to become a PFIC with respect to any other taxable year. Twelve of the 15 vessels in our fleet as well as the M/T Aristofanis, which we intend to acquire during the second quarter of 2008, are or will be engaged in time chartering activities and we intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, no assurance can be given that the Internal Revenue Service (the “IRS”) will accept this position. The remainder of our fleet will be engaged in activities that may be characterized as passive for PFIC purposes and the income from that portion of our fleet may be treated as passive income for PFIC purposes. See “Item 10E:—Taxation—PFIC Status and Significant Tax Consequences.”

The preferential tax rates applicable to qualified dividend income are temporary, and the enactment of previously proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

Certain of our distributions may be treated as qualified dividend income eligible for preferential rates of U.S. federal income tax to U.S. individual unitholders (and certain other U.S. unitholders). In the absence of legislation extending the term for these preferential tax rates, all dividends received by such U.S. taxpayers in tax years beginning on January 1, 2011 or later will be taxed at ordinary graduated tax rates. Please read “Item 10E:—Taxation—U.S. Federal Income Taxation of U.S. Holders—Distributions.”

In addition, previously proposed legislation proposed during a preceding legislative session of the U.S. Congress would deny the preferential rate of U.S. federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country that has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on entities organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted the preferential tax rates of federal income tax discussed under “Item 10E:—Taxation—U.S. Federal Income Taxation of U.S. Holders—Distributions” may no longer be applicable to distributions received from us. As of the date hereof, it is not possible to predict with any certainty whether this previously proposed legislation will be reintroduced and enacted.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the Code, 50% of the gross shipping income of a vessel-owning or chartering corporation that is attributable to transportation that both begins or ends, but that does not begin and end, in the U.S. is characterized as U.S. source shipping income and such income generally is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code.

We believe that  we and each of our subsidiaries will qualify for this statutory tax exemption, and we will take this position for U.S. federal income tax return reporting purposes. See “Item 10E:—Taxation.” However, there are factual circumstances, including some that may be beyond our control, which could cause us to lose the benefit of this tax exemption. In addition, our conclusion that we qualify for this exemption is based upon legal authorities that do not expressly contemplate an organization structure such as ours. Although we have elected to be treated as a corporation for U.S. federal income tax purposes, for corporate law purposes we are organized as a limited partnership under Marshall Islands law and our general partner will be responsible for managing our business and affairs and has been granted certain veto rights over decisions of our board of directors. Therefore, we can give no assurances that the IRS will not take a different position regarding our qualification, or the qualification of any of our subsidiaries, for this tax exemption.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries generally would be subject for those years to a 4% U.S. federal gross income tax on our U.S. source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our unitholders.

You may be subject to income tax in one or more non-U.S. countries, including Greece, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require you to file a tax return with and pay taxes to those countries.

We intend that our affairs and the business of each of our controlled affiliates will be conducted and operated in a manner that minimizes income taxes imposed upon us and these controlled affiliates or which may be imposed upon you as a result of owning our common units. However, because we are organized as a partnership, there is a risk in some jurisdictions that our activities and the activities of our subsidiaries may be attributed to our unitholders for tax purposes and, thus, that you will be subject to tax in one or more non-U.S. countries, including Greece, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. If you are subject to tax in any such country, you may be required to file a tax return with and to pay tax in that country based on your allocable share of our income. We may be required to reduce distributions to you on account of any withholding obligations imposed upon us by that country in respect of such allocation to you. The United States may not allow a tax credit for any foreign income taxes that you directly or indirectly incur.

We believe we can conduct our activities in a manner so that our unitholders should not be considered to be carrying on business in Greece solely as a consequence of the acquisition, holding, disposition or redemption of our common units. However, the question of whether either we or any of our controlled affiliates will be treated as carrying on business in any country, including Greece, will largely be a question of fact determined through an analysis of contractual arrangements, including the management agreement and the administrative services agreement we will enter into with Capital Ship Management, and the way we conduct business or operations, all of which may change over time. The laws of Greece or any other foreign country may also change, which could cause the country’s taxing authorities to determine that we are carrying on business in such country and are subject to its taxation laws. Any foreign taxes imposed on us or any subsidiaries will reduce our cash available for distribution.

Item 4. Information on the Partnership.

A. History and Development of the Partnership

We are a limited partnership incorporated as Capital Product Partners L.P. under the laws of the Marshall Islands on January 16, 2007 by Capital Maritime. On April 3, 2007, we completed our initial public offering (the “Offering”) on the Nasdaq Global Market of 13,512,500 common units at a price of $21.50 per unit. At the time of the Offering, Capital Maritime transferred all of the shares of eight wholly owned subsidiaries, each of which owned a newly built, double hull medium range product tanker, to us and we entered into an agreement with Capital Ship Management, a subsidiary of Capital Maritime, to provide management and technical services in connection with these and future vessels. As of March 31, 2008, Capital Maritime owned a 45.6% interest in us, including a 2% interest through its ownership of our general partner, Capital GP L.L.C. We maintain our principal executive headquarters at 3 Iassonos Street, Piraeus, 18537 Greece and our telephone number is +30 210 4584 950.

B. Business Overview

We are an international owner of product tankers formed by Capital Maritime, an international shipping company with a long history of operating and investing in the shipping market. Our fleet currently consists of 15 double-hull, high specification tankers including the largest Ice Class 1A medium range (MR) product tanker fleet in the world based on number of vessels and carrying capacity. Since the Offering we have taken delivery of five newbuildings and have also acquired two additional vessels from Capital Maritime, almost doubling the size of our fleet in terms of carrying capacity. We also expect to take delivery of an additional 12,000 dwt small tanker from Capital Maritime during the second quarter of 2008 and of two additional newbuildings in June and August of 2008 which we contracted to acquire from Capital Maritime prior to our Offering. Our vessels are capable of carrying crude oil, refined oil products, such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and certain chemicals such as ethanol and comply not only with the strict regulatory standards that are currently in place but also with the stricter regulatory standards that are currently expected to be implemented. We charter our vessels under medium to long-term time and bareboat charters (two to 10 years, with an average remaining term of approximately 5.3 years) to large charterers such as BP Shipping Limited, Morgan Stanley Capital Group Inc., Trafigura Beheer B.V., and subsidiaries of Overseas Shipholding Group Inc. All our charters provide for the receipt of a fixed base rate for the life of the charter, and in the case of 10 of our 11 time charters, also provide for profit sharing arrangements in excess of the base rate.

Business Strategies

●	Our primary business objective is to increase quarterly distributions per unit over time. In order to achieve this objective we execute the following business strategies:

•
Maintain and grow our cash flows.  We believe that the medium to long-term, fixed-rate nature of our charters, our profit sharing arrangements, our contracted and potential acquisitions from Capital Maritime or third parties and our agreement with Capital Ship Management for the commercial and technical management of our vessels, which provides for a fixed management fee for an initial term of approximately five years from when we take delivery of each vessel and includes the expenses for its next scheduled special or intermediate survey, as applicable, and related drydocking will provide a stable and growing base of revenue and predictable expenses that will result in stable cash flows in the medium term.

•
Continue to grow our fleet.  We intend to continue to make strategic acquisitions and to take advantage of our unique relationship with Capital Maritime in a prudent manner that is accretive to our unitholders and to long-term distribution growth.  Since the Offering we have taken delivery of five newbuildings and have also acquired two additional vessels from Capital Maritime. We also expect to take delivery of one additional 12,000 dwt small tanker during the second quarter of 2008 and of two additional newbuildings in June and August of 2008. Furthermore, pursuant to our omnibus agreement with Capital Maritime, we have the opportunity to purchase six sister vessels currently owned or on order by Capital Maritime, but only in the event those vessels are fixed under medium to long-term charters. Capital Maritime also has a substantial newbuilding program in place and we will continue to evaluate opportunities to acquire both newbuildings and second-hand vessels, if and when they are chartered for more than two years, from Capital Maritime and from third parties as we seek to grow our fleet. We believe that our medium to long-term charters, strong relationships with reputable shipyards and financial flexibility will allow us to make additional accretive acquisitions based on our judgment and experience as to prevailing market conditions.

•
Capitalize on our relationship with Capital Maritime and expand our charters with recognized charterers.  We believe that we can leverage our relationship with Capital Maritime and its ability to meet the rigorous vetting processes of leading oil companies in order to attract new customers. We also plan to increase the number of vessels we charter to our existing charterers as well as enter into charter agreements with new customers in order to maintain a portfolio of charters that is diverse from a customer, geographic and maturity perspective. Following our Offering we have added Trafigura Beheer B.V. to our customer base, delivered the first of three vessels to Overseas Shipholding Group and chartered an additional vessel with BP Shipping Limited.

•
Maintain and build on our ability to meet rigorous industry and regulatory safety standards.  Capital Ship Management, an affiliate of our general partner that manages our vessels, has an excellent vessel safety record, is capable of fully complying with rigorous health, safety and environmental protection standards, and is committed to provide our customers with a high level of customer service and support. We believe that in order for us to be successful in growing our business in the future we will need to maintain our excellent vessel safety record and maintain and build on our high level of customer service and support.

Competitive Strengths

We believe that we are well-positioned to execute our business strategies and our future prospects for success are enhanced because of the following competitive strengths:

•
Stable and growing cash flows based on medium to long-term charters.  We believe that the medium to long-term, fixed-rate nature of our charters, our profit sharing arrangements and our fixed-rate management agreement provide a stable and growing base of revenue and predictable expenses that result in stable and growing cash flows. Our existing fleet has experienced significant growth since our Offering, almost doubling in terms of carrying capacity. In addition, we believe our intention to acquire the M/T Aristofanis in the second quarter of 2008, our commitment to purchase two additional vessels scheduled for delivery in 2008 and the potential opportunity to purchase up to an additional six sister vessels and up to 25 modern double-hull tankers of various sizes from Capital Maritime provides visible opportunity for future growth in our revenue, operating income and net income.

•
Strong relationship with Capital Maritime. We believe our relationship with Capital Maritime and its affiliates provides numerous benefits that are key to our long-term growth and success, including Capital Maritime’s reputation within the shipping industry and its network of strong relationships with many of the world’s leading oil companies, shipyards, commodity traders, and shipping companies. We also benefit from Capital Maritime’s expertise in technical fleet management and its ability to meet the rigorous vetting processes of some of the world’s most selective major international oil companies, including BP p.l.c., Royal Dutch Shell plc, StatoilHydro ASA, and most recently Chevron Corporation and ExxonMobil Corporation. We believe we are well-positioned not only to retain existing customers such as BP Shipping Limited, Morgan Stanley Capital Group Inc., Trafigura Beheer B.V. and Overseas Shipholding Group Inc., but also to enter into agreements with other large charterers and oil companies.

•
Leading position in the product tanker market, with a modern, capable fleet, built to high specifications. Our fleet of 15 tankers includes the largest Ice Class 1A MR fleet in the world based on number of vessels and carrying capacity. The IMO II/III and Ice Class 1A classification notations of most of our vessels provide a high degree of flexibility as to what cargoes our charterers can choose to trade as they employ our fleet. We also believe that the range in size and geographic flexibility of our fleet are attractive to our charterers, allowing them to consider a variety of trade routes and cargoes. In addition, with an average age of approximately 2.5 years, our fleet is one of the youngest fleets of its size in the world.  Finally, we believe our vessels’ compliance with existing and expected regulatory standards, the high technical specifications of our vessels and our fleet’s flexibility to transport a wide variety of refined products and crude oil across a wide range of trade routes is attractive to our existing and potential charterers.

•
Financial strength and flexibility.  At the time of the Offering we entered into a non-amortizing revolving credit facility that provided us with the funds to purchase the vessels delivered to us to date, including the M/T Attikos, and we expect will provide us with the funds to pay a substantial portion of the purchase price for the remaining two newbuildings to be delivered in 2008. On March 19, 2008 we entered into a new 10-year revolving credit facility of up to $350.0 million, which is non-amortizing until March 2013, further enhancing our financial flexibility to realize new vessel acquisitions from Capital Maritime and third parties. We may use this facility to finance a portion of the acquisition price of certain identified vessels currently in Capital Maritime’s fleet which we may elect to acquire in the future and up to 50% of the purchase price of any potential future purchases of modern tanker vessels from Capital Maritime or any third parties. To date, we have used $46.0 million of this facility to fund part of the acquisition price of the M/T Amore Mio II from Capital Maritime and expect to use approximately $11.5 million in connection with the acquisition of the M/T Aristofanis in the second quarter of 2008.**

Our Customers

We provide marine transportation services under medium to long-term time charters or bareboat charters with counterparties that we believe are creditworthy. Currently, our customers are:

•
BP Shipping Limited, the shipping affiliate of BP p.l.c., one of the world’s largest producers of crude oil and natural gas. BP p.l.c. has exploration and production interests in 26 countries and as of December 31, 2006, BP p.l.c. had proved reserves of 17.7 billion barrels of oil and gas equivalent.

•
Morgan Stanley Capital Group Inc., the commodities division of Morgan Stanley, the international investment bank, is a leading commodities trading firm in the energy and metals markets, encompassing both physical and derivative capabilities.

•
Overseas Shipholding Group Inc., one of the largest independent shipping companies in the world operating crude and product tankers. As of December 31, 2007, Overseas Shipholding Group Inc.’s operating fleet consisted of 214 vessels, 44 of which were under construction, aggregating 14.8 million dwt.

•
Trafigura Beheer B.V., a large trader of crude oil and refined products based in The Netherlands and founded in 1993. Trafigura is the world’s largest independent oil trader with investments in industrial assets around the world of more than $600 million as of October 2007.

BP Shipping Limited and Morgan Stanley Capital Group Inc. accounted for 64% and 28% of our revenues, respectively, for the year ended December 31, 2007 and 53% and 23% of the revenues, respectively, of our predecessor, for the year ended December 31, 2006. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.

Our Fleet

At the time of the Offering on April 3, 2007, our fleet consisted of eight newly built, Ice Class 1A, IMO II/III double-hull, MR chemical/product tankers constructed by Hyundai MIPO Dockyard Co., Ltd. to high specifications.  We also agreed to purchase from Capital Maritime a further four Ice Class 1A IMO II/III sister vessels which were delivered in 2007 and three IMO II/III MR chemical/product tanker sister vessels constructed by STX Shipbuilding Co., Ltd. scheduled for delivery in 2008 at a fixed price. Sister vessels are vessels of similar specifications and size typically built at the same shipyard. All of the vessels are or were designed, constructed, inspected and tested in accordance with the rules and regulations of either Det Norske Veritas (DNV) or the American Bureau of Shipping (ABS) and are under time or bareboat charters commencing at the time of their delivery. The three MR chemical/product tankers are chartered under bareboat charters to subsidiaries of Overseas Shipholding Group Inc., which has an option  to purchase each vessel at the end of the eighth, ninth or tenth year of its charter.

Since the Offering, the size of our fleet has almost doubled in terms of carrying capacity. We have acquired the following vessels:

•
The four Ice Class 1A, IMO II/III, 47,000 dwt, MR chemical/product contracted newbuildings were delivered to us between May and September 2007 and delivered to Morgan Stanley Inc., their charterer. The charters for all four of these vessels are subject to profit sharing arrangements which allow each party to share additional revenues above the base rate on a 50/50 basis. Our current fleet of 12 newly built, Ice Class 1A MR vessels represents the largest such fleet in the world based on number of vessels and carrying capacity.  Ice Class 1A vessels may earn a premium during winter months as they are capable of navigating through many ice-covered routes inaccessible to standard product tankers.

•
The M/T Attikos, a 12,000 dwt, 2005 built, double-hull product tanker which is chartered to Trafigura Beheer B.V. under a charter with an earliest scheduled expiration date of September 2009, was our first non-contracted acquisition from Capital Maritime. The vessel was delivered to us in September 2007.

•
The M/T Alexandros II, a 51,258 dwt IMO II/III MR chemical/product tanker, the first of three such contracted newbuilding MR sister vessels, was delivered in January 2008 and delivered to subsidiaries of Overseas Shipholding Group Inc., its charterer. The two sister vessels we have agreed to acquire from Capital Maritime are scheduled for delivery in June and August of 2008, respectively. All vessels are capable of transporting a range of refined oil products, chemicals (including ethanol and biodiesel feedstock), fuel oil and crude oil worldwide.

•
The M/T Amore Mio II, a 159,982 dwt, 2001 built, double-hull tanker, which is chartered to BP Shipping Limited under a charter with an earliest scheduled expiration date of January 2011, was acquired from Capital Maritime in March 2008. The charter is subject to a profit sharing arrangement which is calculated and settled monthly and which allows each party to share additional revenues above the base rate on a 50/50 basis.

In addition to the above vessels, we have entered into a letter of intent with Capital Maritime to acquire the M/T Aristofanis and intend to complete such acquisition during the second quarter of 2008. The M/T Aristofanis, a 12,000 dwt, 2005 built, double-hull product tanker, is chartered to Shell International Trading & Shipping Company Ltd. under a charter with an earliest scheduled expiration date of March 2010 and is a sister vessel to the M/T Attikos.

We expect that by the end of the third quarter of 2008 our fleet will consist of 18 double-hull tankers, including the M/T Aristofanis, with an average age of approximately 2.5 years.

Potential Additional Vessels from Capital Maritime

We intend to continue to make strategic acquisitions and to take advantage of our unique relationship with Capital Maritime in a prudent manner that is accretive to our unitholders and to long-term distribution growth. Pursuant to our omnibus agreement with Capital Maritime, Capital Maritime has granted us a right of first offer for any MR tankers in its fleet under charter for two or more years, giving us the opportunity to purchase up to an additional six vessels comprised of two 37,000 dwt Ice Class 1A MR chemical/product tanker sister vessels and four 51,000 dwt MR IMO II/III chemical/product tanker sister vessels in the future. Capital Maritime is, however, under no obligation to fix any of these six vessels under charters of two or more years.  All six vessels are currently under charter for less than two years or are yet to be chartered as they are under construction. Please read “Item 7B: Related Party Transactions” for a detailed description of our omnibus agreement with Capital Maritime.

In addition, Capital Maritime currently owns or has on order a total of 25 modern, double-hull product and crude oil tankers of different sizes which we may potentially acquire in the event those vessels were fixed under charters of two or more years.

The first table below provides summary information as of March 31, 2008 about the vessels in our fleet and the vessels we have contracted to acquire or may have the opportunity to acquire from Capital Maritime as well as their delivery date or expected delivery date to us and their employment. The table also includes the approximate expected termination date of the management agreement with Capital Ship Management with respect to each vessel. The second table provides information about the modern vessels in Capital Maritime’s fleet as of March 31, 2008 and the year they were built or expected delivery date to Capital Maritime. We may agree to purchase certain of these vessels from Capital Maritime in the future. Sister vessels are denoted by the same letter in the tables.

OUR FLEET
Vessel Name	Sister Vessels (1)	Year Built/ Delivery Date	DWT	OPEX (per day)	Management Agreement Expiration	Duration/ Charter Type (2)	Expiry of Charter (3)	Daily Charter Rate (Net) (4)	Profit Sharing	Charterer (5)	Description

					VESSELS CURRENTLY IN OUR FLEET
Initial Fleet – Delivered to Us At Time of the Offering (6)

Atlantas	A	2006	36,760	$250	Jan-Apr 2011	8-year BC	Mar-2014	$15,000(7)		BP	Ice Class 1A IMO II/III Chemical/ Product
Aktoras	A	2006	36,759	$250	Apr-Jul 2011	8-year BC	Jun-2014	$15,000(7)		BP
Aiolos	A	2007	36,725	$250		8-year BC	Feb-2015	$15,000(7)		BP
Agisilaos	A	2006	36,760	$5,500	May-Aug 2011	2.5-year TC	Jan-2009	$17,500(7)	✓	BP
Arionas	A	2006	36,725	$5,500	Aug-Nov 2011	2.5-year TC	Apr-2009	$21,000(9)(8)	✓	BP
Axios	B	2007	47,872	$5,500	Dec-2011-Mar-2012	3-year TC	Jan-2010	$20,500(8)	✓	BP
Avax	B	2007	47,834	$5,500	Jun 2010	3-year TC	May-2010	$20,500	✓	BP
Assos	B	2006	47,872	$5,500	Feb-May 2011	3-year TC	Oct-2009	$20,000	✓	MS
Total DWT:			327,307

Vessels Purchased from Capital Maritime since the Offering

Atrotos (6)	B	May-2007	47,786	$5,500	Feb-May 2012	3-year TC	Apr-2010	$20,000	✓	MS	Ice Class 1A IMO II/III Chemical/ Product
Akeraios (6)	B	Jul-2007	47,781	$5,500	May-Aug 2012	3-year TC	Jun-2010	$20,000	✓	MS
Anemos I (6)	B	Sept-2007	47,782	$5,500	Jul-Oct 2012	3-year TC	Aug-2010	$20,000	✓	MS
Apostolos (6)	B	Sept-2007	47,782	$5,500	Jul-Oct 2012	3-year TC	Aug-2010	$20,000	✓	MS
Attikos (10)	C	2005	12,000	$5,500	Sept-Nov 2012	26-28 mon. TC	Sept-2009	$13,503		Trafigura	Product
Alexandros II (11)(12)	D	Jan-2008	51,258	$250	Dec-2012-Mar 2013	10-year BC	Dec-2017	$13,000		OSG	IMO II/III Chem./Prod.
Amore Mio II (13)	E	2001	159,982	$8,500	Mar-Apr 2013	3-year TC	Jan-2011	$36,000	✓	BP	Crude Oil
Total DWT:			704,858

		VESSELS WE HAVE AGREED TO OR MAY PURCHASE FROM CAPITAL MARITIME
Additional Contracted Vessels (With Expected Delivery Date)

Aristofanis (10)	C	2005	12,000	$5,500		2-year TC	Mar-2010	$12,952		Shell	Product
Aristotelis II (11)(12)	D	Jun-2008	51,000	$250	Mar-Jun 2013	10-year BC	May-2018	$13,000		OSG	IMO II/III Chem./Prod.
Aris II (11)(12)	D	Aug-2008	51,000	$250	May-Aug 2013	10-year BC	Jul-2018	$13,000		OSG
Total DWT:			114,000

Vessel Name	Sister Vessels (1)	Year Built/ Delivery Date	DWT	OPEX (per day)	Management Agreement Expiration	Duration/ Charter Type (2)	Expiry of Charter (3)	Daily Charter Rate (Net) (4)	Profit Sharing	Charterer (5)	Description

May Purchase if Under Long-Term Charter (With Expected Delivery Date to Capital Maritime)
Aristidis (6)	A	Jan-2006	36,680	Ice Class 1A IMO II/III Chem./Prod.
Alkiviadis (6)	A	Mar-2006	36,721
Agamemnon II (11)	D	Oct-2008	51,000	IMO II/III Chemical/ Product
Ayrton III (11)	D	Jan-2009	51,000
Adonis II (11)	D	Jan-2009	51,000
Asterix II (11)	D	Mar-2009	51,000
Total DWT:			277,401

                    ___________
(1)	Sister vessels, which are vessels of similar specifications and size typically built at the same shipyard, are denoted in the tables by the same letter.
(2)	TC: Time Charter, BC: Bareboat Charter.
(3)
Earliest possible redelivery date. With the exception of the charter for the M/T Attikos and the M/T Aristofanis, whose charters expire on the date of expiration, redelivery date is +/–30 days at the charterer’s option.

(4)
All rates quoted above are the net rates after we or our charterers have paid commissions on the base rate. The BP time and bareboat charters are subject to 1.25% commissions. The Trafigura time charter is subject to 2.5% commissions. The Shell time charter is subject to 2.25% commissions. We do not pay any commissions for the MS time charters.

(5)
BP: BP Shipping Limited. MS: Morgan Stanley Capital Group Inc., OSG: certain subsidiaries of Overseas Shipholding Group Inc. Trafigura: Trafigura Beheer B.V.  Shell: Shell International Trading & Shipping Company Ltd.

(6)	These vessels were built by Hyundai MIPO Dockyard Co., Ltd., South Korea.
(7)	The last three years of the BC will be at a daily charter rate of $13,433 (net).
(8)	In addition to the commission on the gross charter rate, the ship broker is entitled to an additional 1.25% commission on the amount of profit share.
(9)	The last six months of the TC will be at a net daily charter rate of $19,000 plus a 50/50 profit sharing arrangement (from November 4, 2008 to April 4, 2009).
(10)
These vessels were built by Baima Shipyard, China. The M/T Attikos was acquired by us in September 2007. We intend to acquire the M/T Aristofanis by the end of the second quarter of 2008 in accordance with a letter of intent entered into with Capital Maritime in February 2008.

(11)	These vessels were built or are being built by STX Shipbuilding Co., Ltd., South Korea.
(12)
OSG has an option to purchase each of the three STX vessels delivered or to be delivered in 2008 at the end of the eighth, ninth or tenth year of the applicable charter, for $38.0 million, $35.5 million and $33.0 million, respectively, which option is exercisable six months before the date of completion of the eighth, ninth or tenth year of the charter. The expiration date above may therefore change depending on whether the charterer exercises its purchase option.

(13)	This vessel was built by Daewoo Shipbuilding and Marine Engineering Co., Ltd., South Korea and was acquired by us in March 2008.

CAPITAL MARITIME’S FLEET

Vessel Name	Sister Vessels (1)	Year Built/Expected Delivery Date	DWT	Description
Suezmaxes
Miltiadis M II (2)	-	2006	162,396	ICE Class 1A Product/Crude Oil
Alterego II (2)	E	2002	159,924	Crude Oil
Handy Tankers (3)
Achilleas II	F	Jun-2010	25,000	IMO II Chemical/Product
Athlos II	F	Jun-2010	25,000	IMO II Chemical/Product
Amor II	F	Jul-2010	25,000	IMO II Chemical/Product
Aktor II	F	Jul-2010	25,000	IMO II Chemical/Product
Aristos II	F	Aug-2010	25,000	IMO II Chemical/Product
Anaxagoras II	F	Aug-2010	25,000	IMO II Chemical/Product
Amadeus II	F	Sep-2010	25,000	IMO II Chemical/Product
Aiolos II	F	Sep-2010	25,000	IMO II Chemical/Product
Aktoras II	F	Oct-2010	25,000	IMO II Chemical/Product
Alkaios II	F	Oct-2010	25,000	IMO II Chemical/Product
Atlantas II	F	Nov-2010	25,000	IMO II Chemical/Product
Amfitrion II	F	Nov-2010	25,000	IMO II Chemical/Product
Small Tankers – 14,000 dwt (4)
Amorito II	G	Sep-2008	14,000	IMO II Chemical/Product
Allegro II	G	Nov-2008	14,000	IMO II Chemical/Product
Archimidis II	G	Dec-2008	14,000	IMO II Chemical/Product
Aias II	G	Apr-2009	14,000	IMO II Chemical/Product
Active II	G	Jun-2009	14,000	IMO II Chemical/Product
Amigo II	G	Jul-2009	14,000	IMO II Chemical/Product
Apollonas II	G	Aug-2009	14,000	IMO II Chemical/Product
Adamastos II	G	Sep-2009	14,000	IMO II Chemical/Product
Anikitos II	G	Dec-2009	14,000	IMO II Chemical/Product
Small Tankers – 12,000 dwt (5)
Asopos	H	Aug-2008	12,000	IMO II Chemical/Product
Akadimos	H	Nov-2008	12,000	IMO II Chemical/Product
TOTAL DWT:			772,320
___________
(1)	Sister vessels, which are vessels of similar specifications and size typically built at the same shipyard, are denoted in the tables by the same letter.
(2)	These vessels were built by Daewoo Shipbuilding and Marine Engineering Co., Ltd., South Korea.
(3)	These vessels are being built by Samho Shipbuilding Co., Ltd., South Korea.
(4)	These vessels are being built or were built by Baima Shipyard, China.
(5)	These vessels are being built by Ziuziang Yinxing Shipyard Co. Ltd, China.

Our Charters

All of our current vessels and the vessels we have contracted to purchase from Capital Maritime are or will be at the time of delivery under medium to long-term time charters or bareboat charters of more than two years. Under certain circumstances we may operate vessels in the spot market until the vessels have been fixed under appropriate medium to long-term charters.

Time Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel’s owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate and the charterer is responsible for substantially all vessel voyage costs, except for commissions which are assumed by the owner. In the case of the vessels under time charter to Morgan Stanley Capital Group Inc., the charterer is also responsible for the payment of all commissions. The basic hire rate payable under the charters is a previously agreed daily rate, as specified in the charter, payable at the beginning of the month in U.S. Dollars. We currently have 11 vessels under time charter of which five are with Morgan Stanley Capital Group Inc., five with BP Shipping Limited and one with Trafigura Beheer B.V. Of our 11 time charters, 10 contain profit-sharing provisions that allow us to realize at a pre-determined percentage additional revenues when spot rates are higher than the base rates incorporated in our charters or, in some instances, through greater utilization of our vessels by our charterers.

Profit Sharing Arrangements

Morgan Stanley Profit Sharing. The profit sharing arrangements for our vessels time chartered with Morgan Stanley Capital Group Inc. are calculated on the basis of a weighted monthly average of three indices published daily by the Baltic Exchange based on specific routes and cargo sizes representative of the vessel’s trading. At the end of each month, the monthly average of each route is calculated and the Time Charter Equivalent (TCE) for a round voyage is estimated based upon the weighted average of the three routes, the speed and consumption of the vessel in question, bunker prices at agreed ports as published by Platts, port expenses adjusted twice a year and other parameters mutually agreed such as loading/discharging time, bad weather and commissions. If the weighted average hire rate is less than or equal to the basic hire rate, then we receive the basic hire rate only. If the weighted average hire exceeds the basic hire rate, then we receive the basic hire rate plus 50% of the excess. However, we also have the right to access the charterer’s annual results of operations for each vessel and if it is shown that the vessel has performed better than the estimated profit outlined above, then we may opt to use the charterer’s results of operations and are reimbursed the difference between profits received under the first option outlined above, and 50% of actual vessel profits above the basic hire rate. With the exception of the profit share arrangement for the M/T Assos, where 1.25% commission is deducted from the gross profit share amount, no commissions are payable on revenues derived from our profit shares. Annual results of operations from the charterer are to be presented by December 31 of each year for the period commencing December 1 of the previous year to November 30 of the year in question.

BP Profit Sharing. With the exception of the M/T Amore Mio II, our profit sharing arrangements for our vessels time chartered with BP Shipping Limited are based on the calculation of the TCE according to the “last to next” principle. Actual voyage revenues earned and received, actual expenses incurred and actual time taken to perform the voyage are used for the purpose of the calculation. The charterer is obliged to provide us with a copy of each fixture note and all reasonable documentation with respect to items of cost and earnings referring to each voyage within every calculation period, as well as with a statement listing actual voyage results for voyages completed and estimated results for any voyage not completed at the time of settlement. When actual revenue and/or expenses have not been settled, BP Shipping Limited’s estimates apply but remain subject to adjustment upon closing of actual accounts. If the average daily TCE is less than or equal to the basic gross hire rate, then we receive the basic net hire rate only. If the average daily TCE exceeds the basic gross hire rate, then we receive the basic net hire rate plus 50% of the excess over the gross hire rate. In addition to the 1.25% commission we pay on the gross charter rate for each vessel, the relevant ship broker is also entitled to an additional 1.25% commission on the amount of profit share received from the M/T Agisilaos, the M/T Arionas, the M/T Axios and the M/T Amore Mio II. In the case of the M/T Amore Mio II, the calculation of the profit share is based on the weighted monthly average of two indices published daily by the Baltic Exchange based on specific routes and cargo sizes representative of the vessel’s trading. The profit share with BP Shipping Limited is calculated and settled quarterly, except for the profit share for the M/T Amore Mio II, which is calculated and settled monthly.

TCE rate is a shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts. TCE is expressed as per ship per day rate and is calculated as voyage and time charter revenues less voyage expenses during a period divided by the number of operating days during the period, which is consistent with industry standards.

Please read “—Our Fleet” above, including the chart and accompanying notes, for more information on our time charters, including expected expiration dates and daily charter rates.

Bareboat Charters

A bareboat charter is a contract pursuant to which the vessel owner provides the vessel to the customer for a fixed period of time at a specified daily rate, and the customer provides for all of the vessel’s operating expenses including crewing, repairs, maintenance, insurance, stores, lube oils and communication expenses in addition to the voyage costs and generally assumes all risk of operation. The customer undertakes to maintain the vessel in a good state of repair and efficient operating condition and drydock the vessel during this period at its cost and as per the classification society requirements. The basic rate hire is payable to us monthly in advance in U.S. Dollars.

We currently have four vessels under bareboat charter, three with BP Shipping Limited and one with subsidiaries of Overseas Shipholding Group Inc. The two vessels scheduled for delivery by the third quarter of 2008 have also been fixed under bareboat charters commencing at the time of delivery with subsidiaries of Overseas Shipholding Group Inc. The charters entered into with subsidiaries of Overseas Shipholding Group Inc. are fully and unconditionally guaranteed by Overseas Shipholding Group Inc. Our charters with respect to the M/T Alexandros II, Aristotelis II and Aris II include options for the charterer to purchase each vessel for $38.0 million, $35.5 million or $33.0 million at the end of the eighth, ninth or tenth year of the charter, respectively. In each case, the option to purchase the vessel must be exercised six months prior to the end of the charter year. Please read “—Our Fleet” above, including the chart and accompanying notes, for more information on our bareboat charters, including the expected expiration dates and daily charter rates.

Seasonality

Our vessels operate under medium to long-term charters and are not generally subject to the effect of seasonable variations in demand.

Management of Ship Operations, Administration and Safety

Capital Maritime provides, through its subsidiary Capital Ship Management, expertise in various functions critical to our operations. This affords a safe, efficient and cost-effective operation and, pursuant to a management agreement and an administrative services agreement we have entered into with Capital Ship Management, we have access to human resources, financial and other administrative services, including bookkeeping, audit and accounting services, administrative and clerical services, banking and financial services, client and investor relations and technical management services, including commercial management of the vessels, vessel maintenance and crewing (not required for vessels subject to bareboat charters), purchasing and insurance and shipyard supervision.

 Under our time charter arrangements, Capital Ship Management, our manager, is generally responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, and the charterer is responsible for port expenses, canal dues and bunkers and, in the case of the Morgan Stanley Capital Group Inc. time charters, for commissions.  Pursuant to our management agreement, we pay a fixed daily fee of $5,500 per vessel for our time chartered vessels ($8,500 for the M/T Amore Mio II), for an initial term of approximately five years from when we take delivery of each vessel and covers vessel operating expenses, which include crewing, repairs and maintenance, insurance and the expenses of the next scheduled special or intermediate survey for each vessel, as applicable, and related drydocking. Please see the table in “—Our Fleet” above for a list of the approximate expected termination dates of the management agreement with Capital Ship Management with respect to each vessel currently in our fleet. Capital Ship Management is directly responsible for providing all of these items and services. The sole expense we incur in connection with our vessels under bareboat charter is a daily fee of $250 per bareboat chartered vessel payable to Capital Ship Management, mainly to cover compliance costs. Capital Ship Management may provide these services to us directly or it may subcontract for certain of these services with other entities, including other Capital Maritime subsidiaries. Going forward, when we acquire new vessels or when the respective management agreements for our vessels expire, we will have to enter into new agreements which may provide for different fees or include different terms.  For more information on the management agreement and administrative services agreements we have with Capital Ship Management please read “Item 7B: Related Party Transactions—Management Agreement” and “—Administrative Services Agreement.”

Capital Ship Management operates under a safety and quality management system certified under the ISM Code and complies with the quality assurance standard ISO 9001, the environmental management standard ISO 14001 and the Occupational Health & Safety Management System (OHSAS) 18001 with Lloyds Register of Shipping. As a result, our vessels are operated in a manner intended to protect the safety and health of Capital Maritime’s employees, the general public and the environment. Capital Maritime’s technical management team actively manages the risks inherent in our business and is committed to eliminating incidents that threaten safety, such as groundings, fires, collisions and petroleum spills, as well as reducing emissions and waste generation.

Major Oil Company Vetting Process

Shipping in general, and crude oil, refined product and chemical tankers, in particular, have been, and will remain, heavily regulated. Many international and national rules, regulations and other requirements – whether imposed by the classification societies, international statutes (IMO, SOLAS (defined below), MARPOL, etc.), national and local administrations or industry – must be complied with in order to enable a shipping company to operate and a vessel to trade.

Traditionally there have been relatively few large players in the oil trading business and the industry is continuously consolidating. The so called “oil majors companies”, such as ExxonMobil Corporation, BP p.l.c., Royal Dutch Shell plc, Chevron Corporation, ConocoPhillips, StatoilHydro ASA and Total S.A., together with a few smaller companies, represent a significant percentage of the production, trading and, especially, shipping logistics (terminals) of crude and refined products world-wide. Concerns for the environment, health and safety have led the oil majors to develop and implement a strict due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel.

While a plethora of parameters are considered and evaluated prior to a commercial decision, the oil majors, through their association, the Oil Companies International Marine Forum (OCIMF), have developed and are implementing two basic tools: (i) a Ship Inspection Report Programme (SIRE) and (ii) the Tanker Management & Self Assessment (TMSA) Program. The former is a physical ship inspection based upon a thorough Vessel Inspection Questionnaire (VIQ), and performed by accredited OCIMF inspectors, resulting in a report being logged on SIRE, while the latter is a recent addition to the risk assessment tools used by the oil majors.

Based upon commercial needs, there are three levels of risk assessment used by the oil majors: (i) terminal use, which will clear a vessel to call at one of the oil major’s terminals; (ii) voyage charter, which will clear the vessel for a single voyage; and (iii) term charter, which will clear the vessel for use for an extended period of time. The depth, complexity and difficulty of each of these levels of assessment vary. While for the terminal use and voyage charter relationships a ship inspection and the operator’s TMSA will be sufficient for the assessment to be undertaken, a term charter relationship also requires a thorough office assessment. In addition to the commercial interest on the part of the oil major, an excellent safety and environmental protection record is necessary to ensure an office assessment is undertaken.

We believe Capital Maritime and Capital Ship Management are among a small number of ship management companies to have undergone and successfully completed audits by five major international oil companies in the last few years (i.e., BP p.l.c., Royal Dutch Shell plc, StatoilHydro ASA, Chevron Corporation and ExxonMobil Corporation).

Crewing and Staff

Capital Maritime recruits the senior officers and all other crew members for our vessels either directly through a subsidiary crewing office in Romania or through a crewing agent. Capital Maritime also maintains a presence in Russia and has entered into an agreement for the training of officers under ice conditions at a specialized training center in St. Petersburg. Capital Maritime’s vessels are currently manned primarily by Romanian, Russian and Filipino crew members. Having employed these crew configurations for a number of years, Capital Maritime has considerable experience in operating vessels in this configuration and has a pool of certified and experienced crew members.

 Classification, Inspection and Maintenance

Every oceangoing vessel must be “classed” and certified by a classification society. The classification society is responsible for verifying that the vessel has been built and maintained in accordance with the rules and regulations of the classification society and ship’s country of registry as well as the international conventions of which that country has accepted and signed. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state or port authority. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintaining the class status, regular and extraordinary surveys of hull and machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys, which are conducted for the hull and the machinery at intervals of 12 months.

Intermediate Surveys, which are extended surveys and are conducted two and one-half years after commissioning and after each class renewal survey. In the case of newbuildings, the requirements of the intermediate survey can be met through an underwater inspection in lieu of drydocking the vessel.

Class Renewal Surveys (also known as special surveys) are carried out at the intervals indicated by the classification for the hull (usually at five year intervals). During the special survey, the vessel is thoroughly examined, including Non-Destructive Inspections (NDIs) to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society will order steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every five years, depending on whether a grace period is granted, a ship-owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as ESP - Enhanced Survey Program and CSM - Continuous Machinery Survey.

All areas subject to survey, as defined by the classification society, are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. All of our vessels are certified as being “in class” by American Bureau of Shipping, Det Norske Veritas and, in the case of the M/T Attikos, China Classification Society.  All of the newbuildings we currently have on order and any other new and secondhand vessels that we purchase must be certified prior to their delivery. If any vessel we have contracted to purchase is not certified as “in class” on the date of closing, we have no obligation to take delivery of the vessel.

Risk Management and Insurance

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or personal injury and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. The occurrence of any of these events may result in loss of revenues or increased costs or, in the case of marine disasters, catastrophic liabilities. Although we believe our current insurance program is comprehensive, we cannot insure against all risks, and we cannot be certain that all covered risks are adequately insured against or that we will be able to achieve or maintain similar levels of coverage throughout a vessel’s useful life. Furthermore, there can be no guarantee that any specific claim will be paid by the insurer or that it will always be possible to obtain insurance coverage at reasonable rates. More stringent environmental regulations at times in the past have resulted in increased costs for, and may result in the lack of availability of, insurance against the risks of environmental damage or pollution. Moreover, under the terms of our bareboat charters, the charterer provides for the insurance of the vessel, and as a result, these vessels may not be adequately insured and/or in some cases may be self-insured. Any uninsured or under-insured loss could harm our business and financial condition.

We currently carry “hull and machinery”, “increased value”, “protection and indemnity” and “war risk” insurance coverage for each of our vessels to protect against most of the accident-related risks involved in the conduct of our business:

•
Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collisions, grounding and weather and the coverage is usually to an agreed “insured value” which, as a matter of policy, is never less than the particular vessel’s fair market value.

•	Increased value insurance augments hull and machinery insurance cover by providing a low-cost means of increasing the insured value of the vessels in the event of a total loss casualty.

•
Protection and indemnity insurance is the principal coverage for third party liabilities and indemnifies against other liabilities incurred while operating vessels, including injury to the crew, third parties, cargo or third party property loss for which the shipowner is responsible and pollution. The current available amount of our coverage for pollution is $1.0 billion per vessel per incident.

•	War Risks insurance covers such items as piracy and terrorism.

Not all risks are insured and not all risks are insurable. The principal insurable risks which nevertheless remain uninsured across the fleet are “loss of hire” and “strikes.” Capital Maritime does not insure these risks because the costs are regarded as disproportionate to the benefit.

The following table sets forth certain information regarding our insurance coverage as of December 31, 2007.

Type	Aggregate Sum Insured For All Vessels in our Existing Fleet

Hull and Machinery	$551.0 million (increased value insurance (including excess liabilities) provides additional coverage).
Increased Value (including Excess Liabilities)	Up to $268.0 million additional coverage in total.
Protection and Indemnity (P&I)	Pollution liability claims: limited to $1.0 billion per vessel per incident.
War Risk	$819.0 million.

The International Product Tanker Industry

The international seaborne transportation industry represents the most cost effective method of transporting large volumes of crude oil and refined petroleum products. The seaborne movement of refined petroleum products between regions addresses demand and supply imbalances for such products caused by the lack of resources or refining capacity in consuming countries. Global demand for the shipping of refined products and crude oil has grown historically at a faster rate than the demand for the refined products and the crude oil themselves.  The demand for product and crude oil tankers is cyclical and a function of several factors, including the general strength of the economy, location of oil production and the distance from refineries as well as refining and consumption and world oil demand and supply. Due to increasing environmental restrictions on the building of refineries in the countries that belong to the Organization for Economic Co-operation and Development (the “OECD”), additional refineries are expected to continue to be built at locations far from such points of consumption, resulting in refined product tankers being required to travel longer distances on each voyage.

Competition

We operate in a highly fragmented, highly diversified global market with many charterers, owners and operators of vessels. Competition for charters can be intense and depends on price as well as on the location, size, age, condition and acceptability of the vessel and its operator to the charterer and is frequently tied to having an available vessel which has met the strict operational and financial standards established by oil majors to pre-qualify or vet tanker operators prior to entering into charters with them. Although we believe that at the present time no single company has a dominant position in the markets in which we compete, that could change and we may face substantial competition for medium to long-term charters from a number of experienced companies who may have greater resources or experience than we do when we try to recharter our vessels. However, we believe the young age of our fleet which is one of the youngest in the industry, the high specifications of our vessels, including the ability of most of our vessels to transport refined oil products and certain chemicals, and the fact that 11 of our 15 charter contracts will expire on or after January 2010 (the date at which all single-hull tankers are due to be phased out under IMO regulations) when the number of vessels available for rehire will have decreased, position us well to recharter our vessels. In addition, Capital Maritime is among a small number of ship management companies that has undergone and successfully completed audits by five major international oil companies in the last few years, including audits with BP p.l.c., Royal Dutch Shell plc, StatoilHydro ASA, Chevron Corporation and ExxonMobil Corporation. We believe our ability to comply with the rigorous and comprehensive standards of major oil companies relative to less qualified or experienced operators allows us to compete effectively for new charters.

Regulation

General

Our operations and our status as an operator and manager of ships are significantly regulated by international conventions, (i.e. SOLAS, MARPOL), Class requirements, U.S. federal, state and local and foreign health, safety and environmental protection laws and regulations, including OPA 90, the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), the U.S. Port and Tanker Safety Act, the Act to Prevent Pollution from Ships, regulations adopted by the IMO and the European Union, various volatile organic compound air emission requirements, IMO/U.S. Coast Guard pollution regulations and various Safety of Life at Sea ("SOLAS") amendments, as well as other regulations described below. In addition, various jurisdictions either have or are considering regulating the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. Compliance with these laws, regulations and other requirements could entail additional expense, including vessel modifications and implementation of certain operating procedures.

We are also required by various other governmental and quasi-governmental agencies to obtain permits, licenses and certificates for our vessels, depending upon such factors as the country of registry, the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew, the age and size of the vessel and our status as owner or charterer. Failure to maintain necessary permits, licenses or certificates could require us to incur substantial costs or temporarily suspend operations of one or more of our vessels.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will in the future impose greater inspection and safety requirements on all vessels in the shipping industry. In addition to inspections by us, our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities (such as U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration P&I Clubs, charterers, and particularly terminal operators and major oil companies which conduct frequent vessel inspections.

Our vessels operate in full compliance with applicable environmental laws and regulations. However, because such laws and regulations frequently change and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these and any future requirements or the impact of these and any future requirements on the resale value or useful lives of our vessels.

United States Requirements

The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and the cleanup of oil spills, primarily through OPA 90 and CERCLA.

OPA 90 affects all vessel owners and operators shipping oil or petroleum products to, from, or within U.S. waters. The law phases out the use of tankers having single-hulls and can effectively impose unlimited liability on vessel owners and operators in the event of an oil spill. Under OPA 90, vessel owners, operators and bareboat charterers are liable, without regard to fault, for all containment and clean-up costs and other damages, including natural resource damages and economic loss without physical damage to property, arising from oil spills and pollution from their vessels. OPA 90 had historically limited liability to the greater of $1,200 per gross ton or $10.0 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation), unless the incident was caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability was unlimited. Amendments to OPA 90 signed into law on July 11, 2006, however, increased these limits on the liability of responsible parties to the greater of $1,900 per gross ton or $16.0 million per tanker that is double-hulled and over 3,000 gross tons. In addition, OPA 90 does not preempt state law and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Coastal states have enacted pollution prevention, liability and response laws, many providing for unlimited liability. CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

The financial responsibility regulations for tankers issued under OPA 90 also require owners and operators of vessels entering U.S. waters to obtain, and maintain with the U.S. Coast Guard, Certificates of Financial Responsibility, or COFRs, in the amount of $1,500 per gross ton for tankers, combining the previous OPA 90 limitation of liability of $1,200 per gross ton with the CERCLA liability of $300 per gross ton. The U.S. Coast Guard has indicated that it intends to propose a rule that will increase the required amount of such COFRs to $2,200 per gross ton to reflect the higher limits on liability imposed by the July 2006 amendments to OPA 90, as described above. Under the regulations, owners or operators of fleets of vessels are required to demonstrate evidence of financial responsibility for each covered tanker up to the maximum aggregate liability under OPA 90 and CERCLA. All of our vessels that need COFRs have them.

We insure each of our tankers with pollution liability insurance in the maximum commercially available amount of $1.0 billion per incident. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business. OPA 90 requires that tankers over 5,000 gross ton calling at U.S. ports have double hulls if contracted after June 30, 1990 or delivered after January 1, 1994. Furthermore, OPA 90 calls for the phase-out of all single hull tankers by the year 2015 according to a schedule that is based on the size and age of the vessel, unless the tankers are retrofitted with double-hulls. All of our current vessels as well as the vessels that we have agreed to purchase have double hulls.

OPA 90 also amended the Federal Water Pollution Control Act (the "Clean Water Act") to require owners and operators of vessels to adopt contingency plans for reporting and responding to oil spill scenarios up to a “worst case” scenario and to identify and ensure, through contracts or other approved means, the availability of necessary private response resources to respond to a “worst case discharge.” In addition, periodic training programs and drills for shore and response personnel and for vessels and their crews are required. Our vessel response plans have been approved by the U.S. Coast Guard.

The Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency (the "EPA") had exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. ports from Clean Water Act permitting requirements. However, on March 30, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the exemption in the EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date. The EPA has appealed this decision. However, if the exemption is ultimately repealed, we would be subject to Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the cost of operating in the United States. For example, this could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost and/or otherwise restrict our vessels from entering U.S. waters.

We believe that we are in compliance with OPA 90, CERCLA and all applicable state regulations in U.S. ports where our vessels call.

International Requirements

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI, which became effective in May 2005, sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions. A failure to comply with Annex VI requirements could result in a vessel not being able to operate.

All of our vessels are subject to Annex VI regulations. We believe that our existing vessels meet relevant Annex VI requirements and that our undelivered product tankers will be fitted with these emission control systems prior to their delivery.

The ISM Code, promulgated by the IMO, also requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. All of our ocean going vessels are ISM certified.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports.

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the "CLC") (the United States, with its separate OPA 90 regime, is not a party to the CLC). Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain defenses. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability will be limited to approximately $6.6 million plus $926 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $131.0 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on December 31, 2006. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law regimes govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

IMO regulations also require owners and operators of vessels to adopt Shipboard Marine Pollution Emergency Plans ("SMPEPs"). Periodic training and drills for response personnel and for vessels and their crews are required. The SMPEPs required for our vessels are in place.

In addition, our operations are subject to compliance with the International Bulk Chemical ("IBC") Code, as required by MARPOL and SOLAS for chemical tankers built after July 1, 1986, which provides ship design, construction and equipment requirements and other standards for the bulk transport of certain liquid chemicals. Under October 2004 amendments to the IBC Code (implemented to meet recent revisions to SOLAS and Annex II to MARPOL), some previously unrestricted vegetable oils, including animal fats and marine oils, must be transported in chemical tankers meeting certain double-hull construction requirements. Our vessels may transport such cargoes but are restricted as to the volume they are able to transport per cargo tank. This restriction does not apply to edible oils. In addition, those amendments require re-evaluation of the categorization of certain products with respect to their properties as marine pollutants, as well as related ship type and carriage requirements. Where necessary pollution data is not supplied for those products missing such data, it is possible that the bulk carriage of such products will be prohibited.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 ("MTSA") came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security ("ISPS") Code. Among the various requirements are:

•	on-board installation of automatic identification systems to enhance vessel-to-vessel and vessel-to-shore communications;
•	on-board installation of ship security alert systems;
•	the development of vessel security plans; and
•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempted non-U.S. vessels from MTSA vessel security measures provided such vessels had on board, by July 1, 2004, a valid International Ship Security Certificate that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code and have ensured that our vessels are compliant with all applicable security requirements.

C. Organizational Structure

Capital Maritime & Trading Corp.
2,007,847 Common Units
8,805,522 Subordinated Units
Public Unitholders
13,512,500 Common Units
100% membership Interest
Capital GP L.L.C.
(General Partner)
43.6% Limited Partner Interest
54.4% Limited Partner Interest
2% General Partner Interest
Incentive Distribution Rights
Capital Product Partners L.P.
100% Membership Interest
Capital Product Operating GP L.L.C.
Operating Subsidiaries

Please also see Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2007.

D. Property, Plants and Equipment

Other than our vessels, we do not have any material property.

Item 4A. Unresolved Staff Comments.

Not Applicable.

Item 5.     Operating and Financial Review and Prospects.

You should read the following discussion of our financial condition and results of operations in conjunction with the audited consolidated and predecessor combined financial statements and related notes of Capital Product Partners L.P. included elsewhere in this Annual Report. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. Dollars.

A. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are an international owner of product tankers formed in January 2007 by Capital Maritime, an international shipping company with a long history of operating and investing in the shipping market.  As of December 31, 2007, our fleet consisted of 13 double-hull, high specification tankers, eight of which were transferred to us by Capital Maritime at the time of our Offering. Concurrently with the Offering, we also agreed to purchase an additional seven newbuildings from Capital Maritime delivered or scheduled for delivery during 2007 and 2008 at a fixed price, four of which had been delivered as of December 31, 2007. These four Ice Class 1A IMO II/III newbuilding sister vessels were delivered between May and September 2007. In September 2007 we also acquired the M/T Attikos, a 12,000 dwt, 2005 built product tanker from Capital Maritime which we had not previously agreed to purchase. In January 2008 we took delivery of the M/T Alexandros II, a 51,258 dwt MR IMO II/III chemical/product tanker, the first of three such newbuilding sister vessels which we contracted to acquire from Capital Maritime at the time of our Offering. The remaining two vessels are scheduled for delivery in June and August 2008 respectively. In addition, in the first quarter of 2008 we acquired the M/T Amore Mio II, a 159,982 dwt, 2001 built tanker from Capital Maritime. We also intend to acquire the M/T Aristofanis, a 12,000 dwt, 2005 built product tanker, from Capital Maritime during the second quarter of 2008. We expect that by the end of the third quarter of 2008 our fleet will consist of 18 double-hull tankers, including the M/T Aristofanis, with an average age of approximately 2.5 years.

Our primary business objective is to provide our unitholders with steadily rising distributions per unit over the long-term. Our growth strategy focuses on maintaining and growing our cash flows, continuing to grow our product tanker fleet and maintaining and building on our ability to meet rigorous industry and regulatory safety standards. We believe that the combination of the medium to long-term nature of our charters and our agreement with Capital Ship Management for the commercial and technical management of our vessels, which provides for a fixed management fee for an initial term of approximately five years from when we take delivery of each vessel, will provide us with a strong base of stable cash flows in the medium term. We intend to continue to make strategic acquisitions and leverage the expertise and reputation of Capital Maritime in a prudent manner that is accretive to our unitholders and to long-term distribution growth.

Our Initial Public Offering

On April 3, 2007, we completed our Offering on the Nasdaq Global Market of 13,512,500 common units at a price of $21.50 per unit which included 1,762,500 common units issued to the underwriters in connection with the exercise of their over-allotment option. The Offering also included 8,805,522 subordinated units issued to Capital Maritime and 455,470 general partner units issued to Capital GP L.L.C., our general partner, a wholly owned subsidiary of Capital Maritime. The net proceeds from the Offering were $270,472,956.0, including the proceeds from the exercise of the over-allotment option by the underwriters. We did not receive any proceeds from the sale of our common units. Capital Maritime used part of the proceeds from our Offering to repay the debt on the eight vessels that made up our fleet at the time of the Offering. Capital Maritime transferred its interest in the vessel-owning companies of these eight vessels to us at the time of the Offering. Capital Maritime also paid the offering expenses, underwriting discounts, selling commissions and brokerage fees incurred in connection with the Offering. As of December 31, 2007, Capital Maritime owned a 40.7% interest in us, including a 2% interest through its ownership of our general partner.

Potential Additional Vessels

Pursuant to our omnibus agreement with Capital Maritime, we have been granted a right of first offer to purchase an additional six vessels from Capital Maritime if they are fixed under charters of two or more years. Capital Maritime also owns or has on order a total of 25 modern, double-hull, modern tankers of different sizes which we may potentially acquire in the event those vessels were fixed under charters of two or more years. Furthermore, we will continue to evaluate opportunities to acquire both newbuildings and second-hand vessels from Capital Maritime and from third parties as we seek to grow our fleet.

Historical Results of Operations

We commenced operations as an independent entity on April 4, 2007, at which time Capital Maritime transferred its interest in eight vessel-owning companies to us. Our historical results are not necessarily indicative of the results that may be expected in the future. Specifically, our audited consolidated and predecessor combined financial statements are not comparable, as our Offering and certain other transactions that occurred during 2007, including the delivery of four newbuildings, the acquisition of the M/T Attikos, the agreement we entered into with Capital Ship Management for the provision of management and administrative services to our fleet for a fixed fee and the new financing arrangements we entered into, have affected our results of operations. Furthermore, for the year ended December 31, 2006, only six of the vessels in our current fleet had been delivered to Capital Maritime. Five of these vessels were delivered between April and November 2006 and were in operation for only a portion of the year.

For more detail on the differences between our historical results and expected future results, please read “—Factors to Consider when Evaluating our Results” and “—Results of Operations” below.

Accounting for Deliveries of Vessels

All vessels we acquire or have acquired from Capital Maritime are or were transferred to us at historical cost and accounted for as a combination of entities under common control or a transfer of assets between entities under common control. All assets, liabilities and equity, other than the relevant vessel, related charter agreement and related permits, of these vessels’ ship-owning companies were retained by Capital Maritime.

At the time of our Offering, Capital Maritime contributed eight vessels to our fleet. Between May and September 2007 we acquired an additional five vessels from Capital Maritime for a total purchase price of $247.0 million. These five vessels have been recorded in our financial statements at the amount of $166.1 million, which represents the net book value of the vessels as reflected in Capital Maritime’s consolidated financial statements at the time of transfer. We recognize transfers of assets between entities under common control at Capital Maritime’s basis in the assets contributed. The amount of the purchase price in excess of Capital Maritime’s basis in the assets, $80.9 million, was recognized as a reduction to partners’ equity and presented as a financing activity in the statement of cash flows. For additional information on how we have accounted for specific transfers of vessels please see Note 1 (Basis of Presentation and General Information) to our consolidated and predecessor combined financial statements included elsewhere in this Annual Report.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their products. Historically, we have provided services to our customers under the following two types of contractual relationships:

•
Time charters, which are contracts for the use of a vessel for a fixed period of time at a specified daily rate. With the exception of our time charters with Morgan Stanley Capital Group Inc. where we receive net daily rates, we are responsible for the payment of all commissions under our time charters. All other expenses related to time charter voyages are assumed by the charterers. Capital Ship Management, our manager, is generally responsible for commercial, technical, health and safety and other management services related to the vessels’ operation. With the exception of the time charter for the M/T Attikos, as of December 31, 2007 all of our time charter agreements contained profit sharing arrangements. Profit sharing refers to an arrangement between owners and charterers to share, at a pre-determined percentage, voyage profit in excess of the basic hire rate.

•
Bareboat charters, which are contracts pursuant to which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, and the customer provides for all of the vessel’s operating expenses including crewing, repairs, maintenance, insurance, stores, lube oils and communication expenses in addition to the voyage costs (with the exception of commissions) and generally assumes all risk of operation.

As of December 31, 2007, all of the vessels in our fleet as well as the two vessels expected to be delivered in 2008 were under medium- to long-term time or bareboat charters of between two to 10 years, with an average remaining term of approximately 5.3 years commencing at the time of their delivery. In addition, of our 13 charter contracts as of December 31, 2007, nine were scheduled to expire on or after January 2010 and of our 10 time charters, nine contained profit-sharing arrangements. The three-year time charter of the M/T Amore Mio II, purchased in March 2008 from Capital Maritime, also contains a profit-sharing arrangement.

All of our vessels are under charter contracts with BP Shipping Limited, Morgan Stanley Capital Group Inc., Trafigura Beheer B.V., and subsidiaries of Overseas Shipholding Group Inc. For the year ended December 31 2007, BP Shipping Limited and Morgan Stanley Capital Group Inc. accounted for 64% and 28% of our revenues, respectively, and 53% and 23% of our revenues for the year ended December 31, 2006, respectively. For the year ended December 31, 2006, Canterbury Tankers Inc., the charterer for the M/T Attikos, represented 24% of the revenues of our predecessor. During 2008, we expect to derive the majority of our revenues from BP Shipping Limited, Morgan Stanley Capital Group Inc., and Overseas Shipholding Group Inc. In the future, as our fleet expands, we also expect to enter into charters with new charterers in order to maintain a portfolio that is diverse from a customer, geographic and maturity perspective. The vessel purchased in March 2008 from Capital Maritime is also under time charter with BP Shipping Limited. We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate medium to long-term charters.

Please read “Item 4: Business—Our Fleet”, “Item 4: Business—Our Charters” and “Item 4: Business—Profit Sharing Arrangements” for additional details regarding the length, daily charter rate, information regarding the calculation of our profit share arrangements and description of our charters.

Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	the continuing strong demand for seaborne transportation services;

•	supply of product and crude oil tankers and specifically the number of newbuildings entering the world tanker fleet each year;

•	the successful implementation of our fleet expansion strategy, including taking delivery of our newbuildings on or about their scheduled delivery dates;

•	the ability of Capital Maritime’s commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

•	our ability to benefit from new maritime regulations concerning the phase-out of single-hull vessels and the more restrictive regulations for the transport of certain products and cargoes;

•	the effective and efficient technical management of our vessels;

•	Capital Maritime’s ability to obtain and maintain major international oil company approvals and to satisfy their technical, health, safety and compliance standards; and

•	the strength of and growth in the number of our customer relationships, especially with major international oil companies and major commodity traders.

In addition to the factors discussed above, we believe certain specific factors have impacted, and will continue to impact, our combined and consolidated results of operations. These factors include:

•	the charterhire earned by our vessels under time charters and bareboat charters;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to sell vessels at prices we deem satisfactory;

•	our level of debt and the related interest expense and amortization of principal; and

•	the level of any distribution on our common units.

Please read “Risk Factors” for a discussion of certain risks inherent in our business.

Factors to Consider When Evaluating Our Results

Our historical results of operations and cash flows are not indicative of results of operations and cash flows to be expected from any future period and our financial statements and the financial statements of our predecessor are not comparable, principally for the following reasons:

•
Limited Operations.  The results of operations and cash flows presented in our audited consolidated and predecessor combined financial statements for the years ended December 31, 2007, 2006 and 2005 do not reflect operations of all the vessels comprising our fleet for the reporting period. As of December 31, 2007 our fleet was comprised of 13 vessels. The results of operations for the year ended December 31, 2007 include operations of the five vessels and the M/T Attikos which had been delivered as of December 31, 2006. The remaining seven vessels of our fleet were delivered from the shipyard between January and September of 2007 and are included in our results of operations and cash flows only as of their respective delivery dates. During the year ended December 31, 2006, our fleet was comprised of five vessels, which were in operation for only a part of the reporting period and the M/T Attikos which was in operation for the whole year. During the year ended December 31, 2005, our fleet was comprised of the M/T Attikos, which was in operation for the period from January 20, 2005 to December 31, 2005. The two vessels we have acquired or taken delivery of in the first quarter of 2008 are not reflected in our financial statements. Please read “—Accounting for Deliveries of Vessels” above and “—Different Statements of Income” below for a description of the financial treatment of vessel acquisitions, including of the M/T Attikos.

•
Different Sources of Revenues.  A portion of the revenues generated during the year ended December 31, 2006 and for the period ended April 3, 2007 was derived from charters with different terms than the charters that are currently in place.

•
Different Structure of Operating Expenses.  On April 3, 2007, we entered into a management agreement with Capital Ship Management pursuant to which Capital Ship Management agreed to provide commercial and technical management services to us for an initial term of approximately five years from when we take delivery of each vessel. Under the agreement we pay Capital Ship Management a fixed daily fee of $5,500 per vessel for our time chartered vessels which covers vessel operating expenses, including crewing, repairs and maintenance, insurance and the cost of any scheduled special/intermediate surveys for each vessel, and related drydocking, as applicable, and a fixed daily fee of $250 per bareboat chartered vessel. Operating expenses for the year ended December 31, 2006 and for the period ended April 3, 2007 for the initial vessels, and September 23, 2007 for M/T Attikos, represent actual costs incurred by the vessel-owning subsidiaries and Capital Ship Management in the operation of the vessels that were operated as part of Capital Maritime’s fleet.

•
Different Structure of General and Administrative Expenses.  Since our Offering we have incurred certain general and administrative expenses as a publicly traded limited partnership that we had not previously incurred. For the year ended December 31, 2006, we did not incur any similar general and administrative expenses.

•
Different Financing Arrangements.  The vessels delivered to Capital Maritime during 2005 and 2006 were purchased under financing arrangements with terms that differ from those of the $370.0 million credit facility we entered into at the time of the Offering and which we used to finance the acquisition of the seven vessels we committed to purchase from Capital Maritime in 2007 and 2008. Importantly, under the financing arrangements entered into following our Offering, we are not required to make repayments of principal before June 2012. In addition, the historical bank debt bore interest at floating rates while we have entered into interest rate swap agreements to fix the LIBOR portion of our interest rate in connection with the debt drawn down under our existing credit facility. For a description of our non-amortizing revolving credit facility, please read “—Liquidity and Capital Resources—Revolving Credit Facilities” below.

•
The Size of our Fleet Continues to Change. At the time of our Offering, our fleet consisted of eight vessels and we contracted to purchase an additional seven vessels from Capital Maritime. Between May and September 2007 we took delivery of four of the contracted vessels and also acquired the M/T Attikos from Capital Maritime. All of the vessels delivered between May and September 2007 were under long-term charters at the time of their delivery. An additional contracted vessel was delivered in January 2008 and the remaining two vessels we contracted to purchase are expected to be delivered by the end of the third quarter of 2008. In March 2008 we acquired an additional vessel from Capital Maritime which we had not contracted to purchase at the time of our Offering and we expect to acquire one additional non-contracted vessel from Capital Maritime during the second quarter of 2008. We intend to continue to make strategic acquisitions in a prudent manner that is accretive to our distributable cash flow per unit.

•
Statements of Income Retroactively Adjusted. Our statement of income for the year ended December 31, 2007 includes the results of operations of the eight vessels comprising our fleet at the time of our Offering, the four vessels we had contracted to purchase from Capital Maritime which were delivered during 2007 and the M/T Attikos which was acquired from an entity under common control on September 24, 2007. Following the acquisition of the M/T Attikos, the statements of income for the years ended December 31, 2006 and 2005 have been retroactively adjusted to reflect the results of operations of the M/T Attikos as if it were owned by us for the entire three-year period from its delivery to Capital Maritime.

Results of Operations

Because we have a limited operating history, with the years ended December 31, 2007 and December 31, 2006 being the only periods with meaningful operations, other period-to-period comparisons of our results of operations are not yet be possible and may not be meaningful in the near future.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues

Time and bareboat charter revenues amounted to approximately $72.5 million for the year ended December 31, 2007, as compared to $19.9 million for the year ended December 31, 2006 primarily due to the higher number of vessels in our fleet.

Time and bareboat charter revenues are mainly comprised of the charter hire received from unaffiliated third-party customers. Time and bareboat charter revenues are affected by daily hire rates, the number of days our vessels operate and the overall number of vessels in our fleet. For an explanation why revenues for this period are not indicative of revenues to be expected from any future period, please read “—Factors to Consider When Evaluating Our Results” above. Please also read “Item 4: Business Overview—Our Fleet” and “—Our Charters” for information about the charters on these vessels, including daily charter rates.

Voyage Expenses

Voyage expenses amounted to $0.8 million for the year ended December 31, 2007, as compared to $0.4 million for the year ended December 31, 2006 primarily due to the higher number of vessels in our fleet.

Voyage expenses are direct expenses to voyage revenues and primarily consist of commissions, port expenses, canal dues and bunkers. Voyage costs, except for commissions, are paid for by the charterer under time and bareboat charters. In the case of our time charters with Morgan Stanley Capital Group Inc., the charterer is also responsible for commissions.

Vessel Operating Expenses

For the year ended December 31, 2007, our vessel operating expenses amounted to approximately $15.5 million, of which $12.3 million was paid to our manager. For the year ended December 31, 2006, vessel operating expenses amounted to approximately $4.9 million, of which $0.9 million was paid to the manager.

Vessel operating expenses for the years ended December 31, 2007 and December 31, 2006 are not comparable. Vessel operating expenses for the period from April 4, 2007 to December 31, 2007 represent management fees payable to Capital Ship Management pursuant to our management agreement. For each time chartered vessel in our fleet as of December 31, 2007 we paid Capital Ship Management a fixed daily fee of $5,500 for the provision of commercial and technical services such as crewing, repairs and maintenance, insurance, stores, spares and lubricants. The fee also includes expenses related to the next scheduled special and intermediate survey, and related drydocking for each vessel. For each bareboat chartered vessel we pay a fixed daily fee of $250 to Capital Ship Management mainly for expenses to cover compliance costs, while the bareboat charterer is responsible for all other operating expenses such as crewing, repairs and maintenance, insurance, stores, spares, lubricants and expenses related to the next scheduled surveys and related drydocking of each vessel. The fee is payable for an initial term of approximately five years from when we take delivery of each vessel. For the year ended December 31, 2006 and for the period ended April 3, 2007 (and September 23, 2007 for the M/T Attikos), vessel operating expenses represent actual costs incurred by the vessel-owning subsidiaries in the operation of the vessels that were operated as part of Capital Maritime.

General and Administrative Expenses

General and administrative expenses amounted to $1.5 million for the year ended December 31, 2007. General and administrative expenses include consultancy fees, board of directors fees and expenses, audit fees, and other fees related to the expenses of the publicly traded company. For the year ended December 31, 2006, we did not incur any similar general and administrative expenses.

Depreciation and Amortization

Depreciation of fixed assets amounted to $13.1 million for the year ended December 31, 2007 as compared to $3.4 million for the year ended December 31, 2006.

This amount represents depreciation on six vessels for the whole year and on seven vessels for a part of the year commencing from their delivery dates in January, February, March, May, July and on two vessels in September of 2007, respectively. The amount of depreciation for the year ended December 31, 2006 represents depreciation on one vessel for the whole year and on five vessels for a part of the year commencing from their delivery dates in April, May, July, August and November of 2006, respectively.

Depreciation is expected to increase as our fleet grows.

Other Income (Expense), Net

Other income (expense), net for the year ended December 31, 2007 was approximately $(13.9) million as compared to $(4.6) million for the year ended December 31, 2006.

The 2007 amount represents interest expense and amortization of financing charges and bank charges of $(14.6) million of which $(3.8) million represent a loss from the transfer of interest rate swap agreements entered into by Capital Maritime prior to April 4, 2007 and acquired by us on that date and interest income of $0.7 million. The 2006 amount represents interest expense charged to the vessel-owning companies and amortization of financing charges and bank charges of $(4.6) million. Interest expense for the period ending December 31, 2006 is not indicative of interest expense to be expected for any future period, predominantly because the historical bank debt bore interest at floating rates while we have entered into interest rate swap agreements to fix the LIBOR portion of our interest rate in connection with the debt drawn down under our credit facilities.

Net Income

Net income for the year ended December 31, 2007 amounted to $27.8 million as compared to $6.6 million for the year ended December 31, 2006. For an explanation of why our historical net income is not indicative of net income to be expected in future periods, please refer to the discussion under “— Factors to Consider When Evaluating Our Results,” “—Time and Bareboat Charter Revenues,” “—Voyage Expenses”, and “—Vessel Operating Expenses” above.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The results of operations for the years ended December 31, 2006 and December 31, 2005 are not necessarily indicative of the results that may be expected in the future and as such we do not believe that a presentation of the comparison of the results of operations for these years would be useful to our investors or provide meaningful information regarding our current results of operations as the number of vessels, chartering agreements, nature of operating expenses and management and financing arrangements in place during these two years differ significantly from the arrangements in place as of the time of our Offering.

In particular, for the year ended December 31, 2006, only six of the vessels in our current fleet had been delivered to Capital Maritime. Five of these were delivered between April and November 2006 and were in operation for only a portion of the year. During the year ended December 31, 2005, the M/T Attikos was the only vessel which had been delivered to Capital Maritime and was in operation from its date of delivery, January 20, 2005. In addition, during the years ended December 31, 2006 and 2005 these vessels were managed as part of Capital Maritime’s fleet and operating expenses represented actual costs incurred by the vessel-owning subsidiaries and Capital Ship Management in the operation of the vessels. As of the time of our Offering, however, we entered into a fixed fee agreement with Capital Ship Management for the provision of technical and management services to our vessels for an initial term of approximately five years from the date each vessel was delivered to us. Furthermore, the vessels delivered to Capital Maritime during 2005 and 2006 were purchased under financing arrangements with terms that differ from those of the existing credit facility which we used to finance the acquisition of the vessels. Importantly, under the financing arrangements entered into following our Offering, we are not required to make repayments of principal before June 2012. In addition, the historical bank debt bore interest at floating rates while we have currently entered into interest rate swap agreements to fix the LIBOR portion of our interest rate in connection with the debt drawn down under our existing credit facility. Finally, we do not believe that the presentation of information regarding the charter agreements our vessels operated under in 2005 is useful to our investors as the M/T Attikos traded in the spot market from the date of its delivery to May 2005, at which time it entered into a two year time-charter with Canterbury Tankers Inc. on different terms from the time-charter it is currently under with Trafigura Beheer B.V.

B. Liquidity and Capital Resources

As at December 31, 2007, total cash and cash equivalents were $19.9 million and total liquidity including cash and undrawn long-term borrowings was $115.4 million. As at December 31, 2006 total cash and cash equivalents were $1.2 million. This increase is primarily due to the different financing arrangements in place prior to the Offering and the increased number of vessels in our fleet.

We anticipate that our primary sources of funds for our liquidity needs will be cash flows from operations. Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the omnibus agreement with Capital Maritime.

We believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased to $50.6 million for the year ended December 31, 2007 from $9.5 million for the year ended December 31, 2006 primarily due to an increase in net income due to the higher number of vessels in our fleet and an increase in hire received in advance from charterers ($8.6 million in 2007 as compared to $0.5 million in 2006). For an explanation of why our historical net cash provided by operating activities is not indicative of net cash provided by operating activities to be expected in future periods, please read “—Factors to Consider when Evaluating our Results” as well as “—Time and Bareboat Charter Revenues”, “—Voyage Expenses” and “—Vessel Operating Expenses” above.

Net Cash Used in Investing Activities

Net cash used in investing activities amounted to $246.9 million for the year ended December 31, 2007, up from $162.0 million for the year ended December 31, 2006. Cash was used primarily for vessel acquisitions. Specifically, for the year ended December 31, 2007, $243.7 million of the net cash used was comprised of:

•
$77.6 million, representing advances to the shipyards paid by Capital Maritime between January 1, 2007 and April 3, 2007 with respect to the construction of three of the vessels in our initial fleet: the M/T Aiolos, the M/T Avax and the M/T Axios; and

•
$166.1 million, representing the net book value at the time of their acquisition by us of five vessels we contracted to purchase from Capital Maritime at the time of our Offering that were delivered between May and September 2007: the M/T Atrotos, the M/T Akeraios, the M/T Anemos I, the M/T Apostolos and the M/T Attikos.

The remaining $3.2 million represents restricted cash, which is the minimum amount of free cash we are required to maintain at all times under our credit facilities.

For the year ended December 31, 2006, $142.8 million related to the acquisition of the five newbuildings delivered to Capital Maritime in this period that were then transferred to us at the time of our Offering (the M/T Atlantas, the M/T Aktoras, the M/T Agisilaos, the M/T Assos and the M/T Arionas). The remaining $19.2 million related to advances toward the other three initial vessels: the M/T Aiolos, the M/T Avax and the M/T Axios.  For the year ended December 31, 2006, there was no restricted cash.

Net Cash Provided by Financing Activities

Net cash provided by financing activities amounted to $215.0 million for the year ended December 31, 2007, up from $153.8 million for the year ended December 31, 2006.

During the second and the third quarters of 2007 we acquired five additional vessels from Capital Maritime: the M/T Atrotos, the M/T Akeraios, the M/T Apostolos, the M/T Attikos and the M/T Anemos I, for a total purchase price of $247.0 million. The excess of purchase price over book value of the acquired vessels, $80.9 million, is presented in our cash flow statement under net cash provided by financing activities as we recognize transfers of net assets between entities under common control at Capital Maritime’s basis in the net assets contributed.

Proceeds from the issuance of long-term debt amounted to $344.4 million for the year ended December 31, 2007, up from $77.4 million for the year ended December 31, 2006. The proceeds for the year ended December 31, 2007 consisted of $274.5 million from our credit facility entered into on March 22, 2007 and $69.9 million from credit facilities entered into by Capital Maritime and certain vessel-owning subsidiaries prior to our Offering in order to finance the construction of the M/T Aiolos, M/T Axios and M/T Avax.

There were no proceeds from long-term debt due to related parties for the year ended December 31, 2007 as compared to $82.3 million for the year ended December 31, 2006.

Repayment of debt amounted to $16.8 million for the year ended December 31, 2007, down from $21.4 million for the year ended December 31, 2006, and comprised of installment payments made prior to the Offering for vessels in our fleet and the repayment of M/T Attikos’ loan on September 9, 2007 by Capital Maritime. There was no repayment of related party debt for the year ended December 31, 2007 by us, as compared to the repayment of $2.3 million for the year ended December 31, 2006. Relevant related party debt in the amount of $134.0 million for the year ended December 31, 2007, was repaid by Capital Maritime from the proceeds from our Offering.

Capital contributions by Capital Maritime amounted to $13.7 million for the year ended December 31, 2007 and relate to contributions made prior to the Offering in connection with the acquisition of three initial vessels (the M/T Aiolos, M/T Avax and M/T Axios). Capital contributions for the year ended December 31, 2006 were $17.9 million. This decrease is mainly due to the different financing arrangements in place following our Offering.

Following completion of our Offering on April 4, 2007, we paid a $25.0 million cash dividend to Capital Maritime and also made distributions to unitholders in an aggregate amount of $17.0 million for the second and third quarters of 2007.

Borrowings

Our long-term third party borrowings are reflected in our audited consolidated and predecessor combined balance sheet as “Long-term debt, net” and as current liabilities in “Current portion of long-term debt.” As of December 31, 2007, long-term debt was $274.5 million and the current portion of long-term debt was $0 million as compared to $59.3 million and $6.0 million, respectively, for the period ended December 31, 2006. Related party debt is reflected in our combined balance sheet as “Long-term related party debt” and as “Current portion of related party debt.” As of December 31, 2007, there was no long-term related party and there was no current portion of related party debt as compared to $87.5 million and $8.0 million, respectively, for the year ended December 31, 2006.

Revolving Credit Facilities

The financing arrangements in place prior to our Offering are not indicative of our current or future financing arrangements. The financing arrangements in existence at December 31, 2006 represent loans with four separate banks in which Capital Maritime acted as the borrower and the respective vessel-owning companies as the guarantors or, in one instance, the vessel-owning company acted as the borrower and Capital Maritime as the guarantor, for the financing of the construction of the eight vessels which comprised our fleet at the time of our Offering. These loans were repaid in their entirety by Capital Maritime with a portion of the proceeds from our Offering and the vessels were transferred to us debt free.

On March 22, 2007, we entered into a non-amortizing revolving credit facility with a syndicate of financial institutions, including HSH Nordbank AG, Hamburg, for up to $370.0 million for the financing of the acquisition cost, or part thereof, of up to seven medium range product tankers (the “existing credit facility”). This facility provided us with sufficient funds to purchase the four newbuildings delivered in 2007, the newbuilding delivered in January 2008 and to partly fund the purchase price for the remaining two newbuildings we agreed to purchase from Capital Maritime at the time of our Offering which are scheduled for delivery in June and August of 2008. The loan agreement was amended on September 19, 2007 to include the financing of the acquisition cost of the M/T Attikos. As of December 31, 2007, we had drawn down $274.5 under our revolving credit facility. We drew down $48.0 million in connection with the acquisition of the M/T Alexandros II in January 2008 and expect to draw down all or a portion of the remaining balance of the loan in connection with the expected delivery in June and August of 2008 of the M/T Aristotelis II and the M/T Aris II, our remaining two contracted vessels.  Please see Note 5 (Long-Term Debt) to our consolidated and predecessor combined financial statements for more information.

On March 19, 2008, we entered into a new 10-year revolving credit facility of up to $350.0 million which is non-amortizing until March 2013, with HSH Nordbank (the “new credit facility”). We may use this facility to finance a portion of the acquisition price of certain identified vessels currently in Capital Maritime’s fleet which we may elect to acquire in the future. We may also use this facility to finance up to 50% of the purchase price of any potential future purchases of modern tanker vessels from Capital Maritime or any third parties. To date, we have used $46.0 million of this facility to fund part of the acquisition price of the M/T Amore Mio II from Capital Maritime and expect to use approximately $11.5 million in connection with the acquisition of the M/T Aristofanis in the second quarter of 2008. The new credit facility is subject to similar covenants and restrictions as those in our existing facility described below.

Our obligations under both our credit facilities are secured by first-priority mortgages covering each of our financed vessels and are guaranteed by each vessel-owning subsidiary.

Borrowings under our $370.0 million existing credit facility bear interest at a rate of 0.75% over US$ LIBOR. We may continue to draw down amounts under this facility until June 2012, at which date any amounts available for borrowing will automatically terminate and the outstanding amount will automatically convert into a five-year term loan. In addition, we are not required to make any repayments of the principal amounts outstanding under the facility until June 2012 provided that we maintain an aggregate market value of our financed vessels equal to 125% of the aggregate amount outstanding under the facility. The final maturity date of this facility is June 2017.

Borrowings under our $350.0 million new credit facility bear interest at a rate of 1.1% per annum over US$ LIBOR. We may continue to draw amounts under this facility until March 2013, at which date any amounts available for borrowing will automatically terminate and the outstanding amount will automatically convert into a five-year term loan. In addition, we are not required to make any repayments of the principal amounts outstanding under the facility until March 2013, provided that we maintain an aggregate market value of our financed vessels equal to 125% of the aggregate amount outstanding under the facility. The final maturity date of this facility is March 2018.

Our credit facilities contain restrictive covenants that, subject to the approval of our lenders, prohibit us from, among other things: incurring or guaranteeing indebtedness; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of our vessels; changing the commercial and technical management of our vessels; selling or changing the beneficial ownership or control of our vessels; and subordinating the obligations under our existing credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

Under the terms of our credit facilities, we may not be able to pay distributions to our unitholders if we are not in compliance with certain financial covenants or upon the occurrence of an event of default or if the fair market value of our financed vessels is less than 125% of the aggregate amount outstanding under each credit facility.

In addition, our credit facilities require us to maintain minimum free consolidated liquidity (50% of which may be in the form of undrawn commitments under the credit facility) of at least $500,000 per financed vessel, maintain a ratio of EBITDA to net interest expense of at least 2.00 to 1.00 on a trailing four-quarter basis and maintain a ratio of total indebtedness to the aggregate market value of our total fleet of no more than 0.725 to 1.00. We are also required to maintain an aggregate market value of our financed vessels equal to 125% of the aggregate amount outstanding under each credit facility.

In connection with our existing credit facility and in order to hedge our exposure to interest rate changes, we have entered into eight interest rate swap agreements to fix the LIBOR portion of our interest rate at 5.1325% for $326.0 million in borrowings, of which we have drawn down $302.0 million, under the facility and into one interest swap agreement to fix the LIBOR portion of our interest rate at 4.925% for $20.5 million in borrowing under the facility for a period up to June 29, 2012. On March 27, 2008 we drew down $46.0 million under our new credit facility and entered into an interest rate swap agreement to fix the LIBOR portion of our interest rate at 3.525% for a period up to March 27, 2013.  We also intend to swap the LIBOR portion of any further amounts drawn down under our new credit facility into a fixed rate until the end of the non-amortizing period on March 30, 2013.

Purchase of Vessels Following the Offering

The table below summarizes certain information with respect to the vessels we have purchased and have agreed to purchase from Capital Maritime in 2007 and 2008, including their purchase prices and the date they were delivered or are expected to be delivered to us.

Name of Vessel	Delivery Date/(Expected Delivery Date)	Expiration of Charter	Daily Charter Rate (Net)	OPEX (per day)	Charterer (1)	Purchase Price

Atrotos	May 2007	April 2010	$20,000(2)	$5,500	MS	$56,000,000
Akeraios	July 2007	June 2010	$20,000(2)	$5,500	MS	$56,000,000
Anemos I	September 2007	August 2010	$20,000(2)	$5,500	MS	$56,000,000
Apostolos	September 2007	August 2010	$20,000(2)	$5,500	MS	$56,000,000
Attikos	September 2007	September 2009	$13,504(3)	$5,500	Trafigura	$23,000,000
Alexandros II	January 2008	December 2017	$13,000(4)	$250	OSG	$48,000,000
Amore Mio II	March 2008	January 2011	$36,000(2)(3)	$8,500	BP	$95,000,000
Aristofanis	April-June 2008 (E)	March 2010	$12,952(3)	$5,500	Shell	$23,000,000
Aristotelis II	June 2008 (E)	May 2018	$13,000(4)	$250	OSG	$48,000,000
Aris II	August 2008 (E)	July 2018	$13,000(4)	$250	OSG	$48,000,000
___________
(1)
BP: BP Shipping Limited. Morgan Stanley: Morgan Stanley Capital Group Inc., OSG: certain subsidiaries of Overseas Shipholding Group Inc. Trafigura: Trafigura Beheer B.V. Shell: Shell International Trading & Shipping Company Ltd.

(2)
Subject to 50/50 profit sharing arrangement. Please read “Item 4: Business —Time Charters—Profit Sharing” and “Item 4: Business —Our Fleet” above for more information on our profit sharing arrangements and relevant commissions.

(3)
The rates quoted above are the net rates after we have paid commissions on the base rates. The rates for the M/T Attikos, the M/T Amore Mio II and the M/T Aristofanis are subject to 2.5%, 1.25% and 2.25% commissions, respectively.

(4)
Under the charters with Overseas Shipholding Group Inc. for the three STX vessels to be delivered in 2008, Overseas Shipholding Group Inc. has an option to purchase each vessel at the end of the eighth, ninth or tenth year of the charter, for $38.0 million, $35.5 million and $33.0 million respectively, which option is exercisable six months before the date of completion of the eighth, ninth or tenth year of the respective charter. The expiration date above may therefore change depending on whether the charterer exercises its purchase option.

E. Off-Balance Sheet Arrangements

As of the date of this Annual Report, we have not entered into any off-balance sheet arrangements.

F. Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2007 (thousands of U.S. Dollars).

	December 31,
	2008	2009	2010	2011	2012	Thereafter	Total

Long-term Debt Obligations	-	-	-	-	$13,725	$260,775	$274,500
Interest Obligations (1)	$16,373	$16,328	$16,329	$16,329	$16,227	$54,200	$135,786
Vessel Purchase Commitments (2)(3)	$144,000	-	-	-	-	-	$144,000

Total	$160,373	$16,328	$16,329	$16,329	$29,952	$314,975	$554,286
___________

(1)
Interest expense has been calculated based on the fixed interest rate of 5.1325% plus a margin of 0.75% for the amount of $254.0 million and 4.925% plus a margin of 0.75% for the amount of $20.5 million. The interest rate fixation resulted from the nine interest rate swap agreements that we entered into in order to reduce our exposure to cash flow risks from fluctuating interest rates and fully cover our debt.

(2)
Purchase commitments represent outstanding purchase commitments relating to the acquisition of the final three MR product tankers (M/T Alexandros II, M/T Aristotelis II and M/T Aris II) to be delivered to us pursuant to the share purchase agreement we entered into with Capital Maritime. The M/T Alexandros II was delivered to us in January 2008 and the remaining two vessels are scheduled for delivery in June and August 2008 respectively.

(3)
On March 27, 2008, we entered into a share purchase agreement with Capital Maritime to acquire the M/T Amore Mio II for an aggregate purchase price of $95.0 million. Please read “Item 8B: Significant Changes” for more information regarding this acquisition.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our combined financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a higher degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 (Significant Accounting Policies) to our consolidated and predecessor combined financial statements included elsewhere in this Annual Report. Please also refer to Note 2 (Significant Accounting Policies – Recent Accounting Pronouncements) for a description of the most recent pronouncements issued by the Financial Accounting Standards Board which apply to us.

Vessel Lives and Impairment

The carrying value of each of our vessels represents its original cost (contract price plus initial expenditures) at the time of delivery or purchase less accumulated depreciation or impairment charges. Depreciation is calculated based on the vessel’s capitalized costs using the straight line method over an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard, after considering the estimated residual value. However, the actual life of a vessel may be different, with a shorter life potentially resulting in an impairment loss. Vessels transferred from Capital Maritime to us are transferred at their net book values because such transfers are accounted for as transfers of assets between entities under common control. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on the vessel lives of our current fleet. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If impairment indicators are present, we measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value. No impairment loss was recorded for any of the periods presented in our audited consolidated and predecessor combined financial statements.

Revenue Recognition

We generate revenues from charterers for the charterhire of our vessels which are chartered either under time or bareboat charters.  All of our time charters and bareboat charters are classified as operating leases. Revenues under operating lease arrangements are recognized when a charter agreement exists, the charter rate is fixed and determinable, the vessel is made available to the lessee, and collection of the related revenue is reasonably assured. Revenues are recognized ratably on a straight line basis as the average revenue over the period of the respective time or bareboat charter agreement in accordance with FASB 13 “Accounting for Leases”, paragraph 19b. We currently do not enter into spot voyage arrangements with respect to any of our vessels but may do so in the future. Although our charter revenues are fixed, and, accordingly, little judgment is required to be applied to the amount of revenue recognition, there is no certainty as to the daily charter rates or other terms that will be available upon the expiration of our existing charters.

Revenues from profit sharing arrangements in time charters represent the portion of time charter equivalent (voyage income less direct expenses divided by operating days), that exceeds the agreed base rate and are recognized in the period earned.

Interest Rate Swap Agreements

We designate our derivatives based upon the criteria established by SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities—An amendment of SFAS 133 ("SFAS 138") and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, ("SFAS 149"), requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.  The accounting for the changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation.  For a derivative that does not qualify as a cash flow hedge, the change in fair value is recognized at the end of each accounting period on the income statement.  For a derivative that qualifies as a cash flow hedge, the change in fair value is recognized at the end of each reporting period in other comprehensive income/ (loss) (effective portion) until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized in the income statement.

We entered into eight interest rate swap agreements that were transferred from Capital Maritime through novation agreements on April 4, 2007 in order to reduce our exposure to cash flow risks from fluctuating interest rates for an amount of $326.0 million in borrowings, of which we have drawn down $302.0 million, under the facility we entered into on March 22, 2007. These swap agreements fix the LIBOR portion of interest rate at 5.1325% for a period up to June 29, 2012. We recognized a loss of $3.8 million in our income statement on April 4, 2007 as a result of the valuation of the eight interest rate swap agreements.  On September 20, 2007 we entered into an additional interest rate swap agreement in order to reduce our exposure to cash flow risks from fluctuating interest rates for an amount of $20.5 million drawn down under the existing revolving credit facility in connection with the purchase of the M/T Attikos.  The swap agreement fixes the LIBOR portion of interest rate at 4.925% for a period up to June 29, 2012. As of December 31, 2007 our nine interest rate swaps qualified as a cash flow hedge and the changes in their fair value were recognized in accumulated other comprehensive gain/(loss). On March 27, 2008 we entered into an additional interest rate swap agreement in order to reduce our exposure to cash flow risks from fluctuating interest rates with respect to $46.0 million drawn down under our new credit facility in connection with the purchase of the M/T Amore Mio II. The swap agreement fixes the LIBOR portion of interest rate at 3.525% for a period up to March 27, 2013. This swap agreement also qualifies as a cash flow hedge and any changes in the fair value of the swap will be recorded in “other comprehensive income”.

Item 6.    Directors, Senior Management and Employees.

A. Directors and Senior Management

Management of Capital Product Partners L.P.

Pursuant to our partnership agreement, our general partner has delegated to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation is binding on any successor general partner of the partnership. Our general partner, Capital GP L.L.C., a Marshall Islands limited liability company wholly owned by Capital Maritime, manages our day-to-day activities consistent with the policies and procedures adopted by our board of directors.

Our board of directors consists of three persons who are designated by our general partner in its sole discretion and four who are elected by the common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner and directors elected by our common unitholders are divided into three classes serving staggered three-year terms. The initial four directors appointed by Capital Maritime and designated as Class I, Class II and Class III elected directors will serve until our annual meetings of unitholders in 2008, 2009 and 2010, respectively. At each annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders (excluding common units held by Capital Maritime and its affiliates). Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

Our general partner owes a fiduciary duty to our unitholders and is liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are expressly non-recourse to it. Whenever possible, the partnership agreement directs that we should incur indebtedness or other obligations that are non-recourse to our general partner. Officers of our general partner and other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Capital Maritime. Our general partner intends to cause its officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs. Our general partner’s Chief Executive Officer and Chief Financial Officer, Ioannis E. Lazaridis, allocates his time between managing our business and affairs and the business and affairs of Capital Maritime. The amount of time Mr. Lazaridis allocates between our business and the businesses of Capital Maritime varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

Directors and Senior Management

Set forth below are the names, ages and positions of our directors and director nominees and our general partner’s executive officers.

Name	Age	Position

Evangelos M. Marinakis (1)	40	Director and Chairman of the Board
Ioannis E. Lazaridis (1)	40	Chief Executive Officer and Chief Financial Officer and Director
Nikolaos Syntychakis (1)	46	Director
Robert Curt (2)	57	Director (5)
Abel Rasterhoff (3)	67	Director (5)
Evangelos G. Bairactaris (4)	37	Director and Secretary
Keith Forman (4)	49	Director (5)

(1)	Appointed by our general partner (term expires in 2010).
(2)	Appointed as initial Class I director (term expires in 2008).
(3)	Appointed as initial Class II director (term expires in 2009).
(4)	Appointed as initial Class III director (term expires in 2010).
(5)	Member of our Audit Committee and our Conflicts Committee.

Biographical information with respect to each of our directors, our director nominees and our general partner’s executive officers is set forth below. The business address for our directors and executive officers is 3 Iassonos Street Piraeus, 18537 Greece.

Evangelos M. Marinakis, Director and Chairman of the Board.

Mr. Marinakis joined our board of directors on March 13, 2007 and serves as the Chairman of the Board. Mr. Marinakis has served as Capital Maritime’s President and Chief Executive Officer and as a director since its incorporation in March 2005. From 1992 to 2005, Mr. Marinakis was the Commercial Manager of Capital Ship Management and oversaw the businesses of the group of companies that form Capital Maritime. For the past 15 years, Mr. Marinakis has also been active in various other family businesses, all related to the shipping industry. During this time he founded Curzon Maritime Limited and ESTC. Mr. Marinakis began his career as a Sale & Purchase trainee broker at Harley Mullion in the UK, and then worked as a chartering broker for Elders Chartering Limited, also in the UK. Mr. Marinakis holds a B.A. in International Business Administration and an MSC in International Relations from the United States International University Europe, London.

Ioannis E. Lazaridis, Chief Executive and Chief Financial Officer and Director.

Mr. Lazaridis has served as the Chief Executive and Chief Financial Officer of our general partner since its formation in January 2007 and joined our board of directors on March 13, 2007. Mr. Lazaridis has served as Capital Maritime’s Chief Financial Officer and as a director since its incorporation in March 2005. From 2004 to March 2005, Mr. Lazaridis was employed by our predecessor companies. From 1996 to 2004, Mr. Lazaridis was employed by Credit Agricole Indosuez Cheuvreux in London, where he worked in the equity department. From 1993 to 1996, Mr. Lazaridis was employed by Kleinwort Benson in equity sales and from 1990 to 1993 was employed by Norwich Union Investment Management. Mr. Lazaridis holds a B.A. degree in economics from the University of Thessaloniki in Greece and an M.A. in Finance from the University of Reading in the UK. He is also an Associate for the Institute of Investment Management and Research in the UK.

Evangelos G. Bairactaris, Director and Secretary.

Mr. Bairactaris joined our board of directors on March 13, 2007 and has served as our Secretary since our formation in January 2007. Mr. Bairactaris is a Greek attorney at law and a member of the Piraeus Bar Association. Mr. Bairactaris has been a partner in G.E.Bairactaris & Partners since 2000 and has acted as managing partner since 2003. He has regularly provided his professional services to our predecessor companies and many Greek and international shipping companies and banks. Mr. Bairactaris holds a degree in law from the Law School of the Kapodistrian University of Athens in Greece.

Nikolaos Syntychakis, Director.

Mr. Syntychakis joined our board of directors on April 3, 2007. Mr. Syntychakis, Managing Director of Capital Ship Management, joined Capital Ship Management in January 2001 where he has served as Vetting Manager, Crew Manager and Operations Manager. From 2000 to 2001, Mr. Syntychakis served as Fleet Operator of Delfi S.A. in Piraeus, Greece and from 1988 to 1997, he worked as the Chief Officer of Sougerka Maritime also in Piraeus, Greece. Mr. Syntychakis has been involved in the shipping industry in various capacities for over 25 years and has also been closely involved with vetting matters, serving on Intertanko’s Vetting Committee for several years.

Abel Rasterhoff, Director.

Mr. Rasterhoff joined our board of directors on April 3, 2007. He serves on our conflicts committee and has been designated as the audit committee’s financial expert. Mr. Rasterhoff joined Shell International Petroleum Maatschappij in 1967, and worked for various entities of the Shell group of companies until his retirement from Shell in 1997. From 1981 to 1984, Mr. Rasterhoff was Managing Director of Shell Tankers B.V., Vice Chairman and Chairman-elect of the Dutch Council of Shipping and a Member of the Dutch Government Advisory Committee on the North Sea. From 1991 to 1997, Mr. Rasterhoff was Director and Vice President Finance and Planning for Shell International Trading and Shipping Company Limited. During this period he also served as a Board Member of the Securities and Futures Authority (SFA) in London. From February 1998 to 2004, Mr. Rasterhoff has served as a member of the executive board and as Chief Financial Officer of TUI Nederland, the largest Dutch tour operator. From February 2001 to September 2001, Mr. Rasterhoff served as a member of the executive board and as Chief Financial Officer of Connexxion, the government owned public transport company. Mr. Rasterhoff was also on the Supervisory Board of SGR and served as an advisor to the trustees of the TUI Nederland Pension Fund. Mr. Rasterhoff served on the Capital Maritime Board from May 2005 until his resignation in February 2007 as the chairman of the audit committee. Mr. Rasterhoff is currently a director and audit committee member of Aegean Marine Petroleum Network Inc., a company listed on the New York Stock Exchange. Mr. Rasterhoff holds a graduate business degree in economics from Groningen State University.

Keith Forman, Director.

Mr. Forman joined our board of directors on April 3, 2007 and serves on our conflicts committee and our audit committee. Mr. Forman is a member of the board of directors of Kayne Anderson Energy Management, as investment company investing primarily in energy companies, and is also a member of the board of directors of Energy Solutions International Ltd., a supplier of oil and gas pipeline software management systems. From January 2004 to July 2005, he was Senior Vice President, Finance for El Paso Corporation, a leading provider of natural gas services. Mr. Forman, who joined El Paso in 1998 upon their acquisition of the general partner of the Leviathan Gas Pipeline Partners, also served as Vice President from 2001 to 2003, of El Paso Field Services and from 1992 to 2003 he served as Chief Financial Officer, GulfTerra Energy Partners L.P., a publicly traded master limited partnership. In his position with GulfTerra, he was responsible for the financing activities of the partnership, including its commercial and investment banking relationships.

Robert P. Curt, Director

Mr. Curt joined our board of directors on July 24, 2007 and serves on our conflicts committee and our audit committee. He had been a career executive for more than 30 years with ExxonMobil, and was named General Manager of ExxonMobil’s Marine Transportation department following the merger of Exxon and Mobil in 1999. In 2003, he was seconded to Qatargas to lead its LNG vessel acquisition program and subsequently was appointed Managing Director of Qatar Gas Transport Company, the world’s largest owner of LNG vessels. In 2006, he returned to the U.S., where he served as Vice President in ExxonMobil’s SeaRiver subsidiary. Mr. Curt received his B.S. degree in Marine Engineering from the U.S. Merchant Marine Academy, Kings Point, and holds an MBA in Finance from Iona College.

B. Compensation

Reimbursement of Expenses of Our General Partner

Our general partner does not receive any management fee or other compensation for managing us. Our general partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our general partner. Our general partner did not incur any such expenses during 2006.

Executive Compensation

We and our general partner were formed in January 2007. Neither we nor our general partner have paid any compensation to our directors or our general partner’s officers nor accrued any obligations with respect to management incentive or retirement benefits for our directors or our general partner’s officers prior to April 3, 2007. Because our Chief Executive Officer and Chief Financial Officer, Mr. Lazaridis, is an employee of Capital Maritime, his compensation is set and paid by Capital Maritime, and we reimburse Capital Maritime for the cost of the provided services.

We do not have a retirement plan for our executive officers or directors. Officers and employees of our general partner or its affiliates may participate in employee benefit plans and arrangements sponsored by Capital Maritime, our general partner or their affiliates, including plans that may be established in the future.

 Compensation of Directors

Officers of our general partner or Capital Maritime who also serve as our directors do not receive additional compensation for their service as directors. Our directors receive compensation for attending meetings of our board of directors or committee meetings as well as for serving in the role of committee chair. For the year ended December 31, 2007, our directors, excluding our chairman, received an aggregate amount of $202,274.  In lieu of any other compensation, our chairman receives an annual fee of $100,000 for acting as a director and as the chairman of our board of directors.  For the year ended December 31, 2007 this compensation amounted to $80,205. In addition, each director is reimbursed for out–of–pocket expenses in connection with attending meetings of the board of directors or committees and is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

Employment Agreement

Under the three-year employment agreement entered into between our general partner and Mr. Lazaridis at the time of our Offering, if a change in control occurs within two years from the date of the agreement, Mr. Lazaridis may resign within six months of such change in control.

C. Board Practices

Our general partner, Capital GP L.L.C., manages our day-to-day activities consistent with the policies and procedures adopted by our board of directors which currently consists of seven members, four of which are independent. Unitholders are not entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation. There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Although the Nasdaq Global Market does not require a listed limited partnership like us to have a majority of independent directors on our board of directors or to establish a compensation committee or a nominating/corporate governance committee our board of directors has established an audit committee and a conflicts committee comprised solely of independent directors. Each of the committees operates under a written charter adopted by our board of directors which is available under “Corporate Governance” in the Investor Relations tab of our web site at www.capitalpplp.com. The membership and main functions of each committee are described below

Audit Committee. The audit committee of our board of directors is composed of three or more independent directors, each of whom must meet the independence standards of the Nasdaq Global Market, the SEC and any other applicable laws and regulations governing independence from time to time. The audit committee is currently comprised of directors Abel Rasterhoff (chair), Robert P. Curt and Keith Forman. All members of the committee are financially literate and our board of directors has determined that Mr. Rasterhoff qualifies as an “audit committee financial expert” for purposes of the U.S. Sarbanes-Oxley Act. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls.

Conflicts Committee. The conflicts committee of our board of directors is composed of the same directors constituting the audit committee, being Keith Forman (chair), Abel Rasterhoff and Robert P. Curt. The members of our conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by The Nasdaq Global Market to serve on an audit committee of a board of directors and certain other requirements. The conflicts committee reviews specific matters that the board believes may involve conflicts of interest and determines if the resolution of the conflict of interest is fair and reasonable to us.  Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders.

D. Employees

We currently do not have our own executive officers and expect to rely on the officers of our general partner to manage our day-to-day activities consistent with the policies and procedures adopted by our board of directors. All of the executive officers of our general partner and three of our directors also are executive officers, directors or affiliates of Capital Maritime.

E. Share Ownership

	Common Units Owned		Subordinated Units Owned		Percentage of Total Common and Subordinated Units

Name of Beneficial Owner	Number	%	Number	%

Capital Maritime(1)(2)	2,007,847	12.9%	8,805,522	100	43.6%
All executive officers and directors as a group (7 persons) (2)	0	0	8,805,522	100	36.2%
___________

(1)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Capital Maritime.
(2)
The Marinakis family, including our chairman Mr. Marinakis, may be deemed to beneficially own all of our subordinated units through its ownership of Capital Maritime. None of our directors, director nominees or the officers of our general partner (other than Mr. Marinakis) may be deemed to beneficially own any of our subordinated units.

Restricted Units

We currently have not adopted a long-term incentive plan for our employees and directors. We expect, however, to establish an incentive compensation plan under which we will be able to issue a limited number of restricted units to some of our employees, affiliates or directors at a future date. Such number is not anticipated to exceed 500,000 restricted units.

Item 7.     Major Unitholders and Related Party Transactions.

A. Major Unitholders

 The following table sets forth as of March 31, 2008 the beneficial ownership of our common and subordinated units by each person we know beneficially owns more than 5.0% or more of our common or subordinated units, and all of our directors, director nominees and the executive officers of our general partner as a group.  The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose.  Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power.

	Common Units Owned		Subordinated Units Owned		Percentage of Total Common and Subordinated Units

Name of Beneficial Owner	Number	%	Number	%

Capital Maritime (1)(2)	2,007,847	12.9%	8,805,522	100	43.6%
All executive officers and directors as a group (7 persons) (2)	0	0	8,805,522	100	36.2%
OppenheimerFunds, Inc., Oppenheimer Small- & Mid-Cap Value Fund (3)	2,215,001	14.3%	0	0	9.1%
Morgan Stanley, Morgan Stanley Strategic Investments, Inc. (4)	1,417,284	9.1%	0	0	5.8%
Lehman Brothers Holdings Inc.(5)	978,500	6.3%	0	0	4.0%
Swank Capital, LLC, Swank Energy Income Advisors, LP and Jerry V. Swank (6)	1,386,000	8.9%	0	0	5.7%
___________

(1)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Capital Maritime.
(2)
The Marinakis family, including our chairman Mr. Marinakis, may be deemed to beneficially own all of our subordinated units through its ownership of Capital Maritime. None of our directors, director nominees or the officers of our general partner (other than Mr. Marinakis) may be deemed to beneficially own any of our subordinated units.

(3)
Includes shared voting power and shared dispositive power as to 2,215,001 units (with respect to Oppenheimer Funds, Inc.) and 1,000,000 units (with respect to Oppenheimer Small- & Mid-Cap Value Fund).  Oppenheimer Funds, Inc. is an investment adviser and Oppenheimer Small- & Mid-Cap Value Fund is an investment company. This information is based on the Schedule 13G/A filed by these parties with the SEC on February 6, 2008.

(4)
This information is based on the Schedule 13G filed by these parties with the SEC on March 24, 2008. These units are owned, or may be deemed to be beneficially owned, by Morgan Stanley Strategic Investments, Inc., a wholly-owned subsidiary of Morgan Stanley.

(5)	This information is based on the Schedule 13G/A filed by this person with the SEC on February 13, 2008.
(6)
Includes shared voting and shared dispositive power of Swank Energy Income Advisors, LP as to 1,386,000 units. Swank Capital LLC, as general partner of Swank Energy Income Advisors, LP, may direct voting or disposition of the 1,386,000 units held by Swank Energy Income Advisors, LP. Jerry V. Swank, as the principal of Swank Capital, LLC, may direct voting or disposition of the 1,386,000 units held by Swank Capital, LLC and Swank Energy Income Advisors, LP.  This information is based on the Schedule 13G filed by these parties with the SEC on February 14, 2008.

Our majority unitholders have the same voting rights as our other unitholders except that if at any time, any person or group, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of our board of directors, owns beneficially 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. As of March 31, 2008 Capital Maritime owned subordinated and common units representing a 43.6% interest in us and also had a 2% general partner interest in us through its ownership of our general partner, which gives it the ability to control the outcome of unitholder votes on certain matters. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Capital Product Partners L.P.

B. Related Party Transactions

Capital Maritime, the sole member of our general partner, owns 2,007,847 common units and 8,805,522 subordinated units, representing a 43.6% limited partner interest in us. In addition, our general partner owns a 2% general partner interest in us and all of the incentive distribution rights.  Capital Maritime’s ability, as sole member of our general partner, to control the appointment of three of the seven members of our board of directors and to approve certain significant actions we may take and its ownership of all of the outstanding subordinated units and its right to vote the subordinated units as a separate class on certain matters, means that Capital Maritime, together with its affiliates, will have the ability to exercise influence regarding our management.

1.
Contribution Agreement. Pursuant to a Contribution Agreement, entered into concurrently with the closing of our Offering, Capital Maritime sold us all of the outstanding capital stock of eight vessel-owning subsidiaries that owned the vessels in our initial fleet (Capital Maritime retained all assets of those subsidiaries other than the vessels, and paid off all debt of those subsidiaries), in exchange for:

a.	the issuance to Capital Maritime of 11,750,000 common units and 8,805,522 subordinated units,
b.	the payment to Capital Maritime of a cash dividend in the amount of $25.0 million at the closing of our Offering,
c.
the issuance to Capital Maritime of the right to receive an additional dividend of $30.0 million in cash or a number of common units necessary to satisfy the underwriters’ overallotment option or a combination thereof, and

d.	the issuance of the 2% general partner interest in us and all of our incentive distribution rights to Capital GP L.L.C, a wholly owned subsidiary of Capital Maritime.

2.
Omnibus Agreement. In connection with our Offering, we have entered into an omnibus agreement with Capital Maritime, Capital GP L.L.C., our general partner, and our operating subsidiary. The following discussion describes provisions of the omnibus agreement.

Noncompetition. Under the omnibus agreement, Capital Maritime has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own or operate medium range tankers under charter for two or more years. This restriction will not prevent Capital Maritime or any of its controlled affiliates (other than us and our subsidiaries) from:

a.	acquiring, owning, chartering or operating medium range tankers under charter for less than two years;

b.
acquiring one or more medium range tankers under charter for two or more years if Capital Maritime offers to sell to us the tanker for the acquisition price plus any administrative costs associated with transfer and re-flagging, including related legal costs, to Capital Maritime that would be required to transfer the medium range tankers and related charters to us at the time it is acquired or putting a medium range tanker that Capital Maritime owns or operates under charter for two or more years if Capital Maritime offers to sell the tanker to us for fair market value at the time it is chartered for two or more years and, in each case, at each renewal or extension of that charter for two or more years;

c.
acquiring one or more medium range tankers under charter for two or more years as part of the acquisition of a controlling interest in a business or package of assets and owning and operating or chartering those vessels provided, however, that:

i.
if less than a majority of the value of the total assets or business acquired is attributable to those medium range tankers and related charters, as determined in good faith by the board of directors of Capital Maritime; Capital Maritime must offer to sell such medium range tankers and related charters to us for their fair market value plus any additional tax or other similar costs to Capital Maritime that would be required to transfer the medium range tankers and related charters to us separately from the acquired business.

ii.
if a majority or more of the value of the total assets or business acquired is attributable to the medium range tankers and related charters, as determined in good faith by the board of directors of Capital Maritime. Capital Maritime shall notify us in writing, of the proposed acquisition. We shall, not later than the 10th calendar day following receipt of such notice, notify Capital Maritime if we wish to acquire the medium range tankers and related charters forming part of the business or package of assets in cooperation and simultaneously with Capital Maritime acquiring the Non-Medium Range Tankers (as defined below) and related charters forming part of that business or package of assets. If we do not notify Capital Maritime of our intent to pursue the acquisition within 10 calendar days, Capital Maritime may proceed with the acquisition as provided in (i) above.

d.	acquiring a non-controlling interest in any company, business or pool of assets;

e.
acquiring, owning or operating medium range tankers under charter for two or more years subject to the offers to us described in paragraphs (b) and (c) above (i) pending our determination whether to accept such offers and pending the closing of any offers we accept, or (ii) if we elect to acquire the medium range tankers and related charter;

f.	providing ship management services relating to any vessel whatsoever, including to medium range tankers owned by the controlled affiliates of Capital Maritime; or

g.	acquiring, operating or chartering medium range tankers under charter for two or more years if we have previously advised Capital Maritime that we consent to such acquisition, operation or charter.

If Capital Maritime or any of its controlled affiliates (other than us or our subsidiaries) acquires, owns, operates and charters medium range tankers pursuant to any of the exceptions described above, it may not subsequently expand that portion of its business other than pursuant to those exceptions.

In addition, under the omnibus agreement we have agreed, and have caused our subsidiaries to agree, to only acquire, own, operate or charter medium range tankers with charters of two or more years (any vessels that are not medium range tankers will in the following be referred to as the “Non-Medium Range Tankers”). This restriction does not:

a.
apply to any Non-Medium Range Tanker owned, operated or chartered by us or any of our subsidiaries, and the ownership, operation or chartering of any Non-Medium Range Tanker that replaces any of those Non-Medium Range Tankers in connection with the destruction or total loss of the original tanker; the tanker being damaged to an extent that makes repairing it uneconomical or renders it permanently unfit for normal use, as determined in good faith by our board of directors within 90 days after the occurrence of the damage; or the tanker’s condemnation, confiscation, requisition, seizure, forfeiture or a similar taking of title to or use of it that continues for at least six months;

b.
prevent us or any of our subsidiaries from acquiring Non-Medium Range Tankers and any related charters as part of the acquisition of a controlling interest in a business or package of assets and owning and operating or chartering those vessels, provided, however, that:

i.
if less than a majority of the value of the total assets or business acquired is attributable to Non-Medium Range Tankers and related charters, as determined in good faith by our board of directors we must offer to sell such Non-Medium Range Tankers and related charters to Capital Maritime within 30 days for their fair market value plus any additional tax or other similar costs to us that would be required to transfer the Non-Medium Range Tankers and related charters to Capital Maritime separately from the acquired business;

ii.
if a majority or more of the value of the total assets or business acquired is attributable to Non-Medium Range Tankers and related charters, as determined in good faith by our board of directors we shall notify Capital Maritime in writing of the proposed acquisition. Capital Maritime shall, not later than the 10th calendar day following receipt of such notice, notify us if it wishes to acquire the Non-Medium Range Tankers forming part of the business or package of assets in cooperation and simultaneously with the us acquiring the medium range tankers under charter for two or more years forming part of that business or package of assets. If Capital Maritime does not notify us of its intent to pursue the acquisition within 10 calendar days, we may proceed with the acquisition as provided in (i) above.

c.	prevent us from acquiring a non-controlling interest in any company, business or pool of assets;

d.
prevent us or any of our subsidiaries from owning, operating or chartering any Non-Medium Range Tankers subject to the offer to Capital Maritime described in paragraph (b) above, pending its determination whether to accept such offer and pending the closing of any offer it accepts; or

e.
prevent us or any of our subsidiaries from acquiring, operating or chartering Non-Medium Range Tankers if Capital Maritime has previously advised us that it consents to such acquisition, operation or charter.

If we or any of our subsidiaries owns, operates and charters Non-Medium Range Tankers pursuant to any of the exceptions described above, neither we nor such subsidiary may subsequently expand that portion of our business other than pursuant to those exceptions.

Rights of First Offer on Medium Range Tankers. Under the omnibus agreement, we and our subsidiaries have granted to Capital Maritime a first offer on any proposed sale, transfer or other disposition of any of our medium range tankers and related charters or any Non-Medium Range Tankers and related charters owned or acquired by us. Likewise, Capital Maritime has agreed (and has caused its subsidiaries to agree) to grant a similar right of first offer to us for any medium range tankers under charter for two or more years it might own. These rights of first offer will not apply to a sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party.

3.
Management Agreement. We have entered into a Management Agreement with Capital Ship Management, a subsidiary of Capital Maritime, pursuant to which Capital Ship Management provides us with certain commercial and technical management services. These services will be provided in a commercially reasonable manner in accordance with customary ship management practice and under our direction. Capital Ship Management may provide these services to us directly or it may subcontract for certain of these services with other entities, including other Capital Maritime subsidiaries.

a.
We pay Capital Ship Management a fixed daily fee of $5,500 per time chartered vessel ($8,500 for the M/T Amore Mio II) in our fleet to provide the commercial and technical management services and costs to such time chartered vessels, which includes the cost of the first special survey. We pay a fixed daily fee of $250 per bareboat chartered vessel in our fleet, mainly to cover compliance costs, which include those costs incurred by Capital Ship Management to remain in compliance with the oil majors’ requirements, including vetting requirements.

b.
With respect to each vessel in our fleet at the time of our Offering, the management agreement has an initial term of approximately five years beginning from when each vessel commenced operations through and including the date of its next scheduled special or intermediate survey and includes the expenses for such special or intermediate survey, as applicable, and related drydocking. With respect to each vessel that has been or will be subsequently delivered the management agreement will have an initial term of approximately five years from when we take delivery of each vessel.

c.
In addition to the fixed daily fees payable under the management agreement, Capital Ship Management is entitled to reasonable supplementary remuneration for extraordinary fees and costs of any direct and indirect expenses it incurs in providing these services.

4.
Administrative Services Agreement. We have entered into an administrative services agreement with Capital Ship Management, pursuant to which Capital Ship Management will provide certain administrative management services to us. The agreement has an initial term of five years from the closing date of our Offering. The services Capital Ship Management provides us with under the agreement include, among others (a) bookkeeping, audit and accounting services, (b) legal and insurance services, (c) administrative and clerical services, (d) banking and financial services, (e) advisory services and (f), client and investor relations services. We reimburse Capital Ship Management for reasonable costs and expenses incurred in connection with the provision of these services within 15 days after Capital Ship Management submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required.

5.
Share Purchase Agreement. In connection with our Offering, we entered into a share purchase agreement with Capital Maritime to purchase its interests in the subsidiaries that owned the seven vessels and related charters that comprised our contracted fleet at the time of the Offering. At this time, we have completed the purchase of five of these vessels and expect delivery of the final two to take place in June and August of 2008 respectively. Please read “Item 4: Business—Overview—Our Fleet” for more information on these acquisitions.

6.
Related Party Loans. For the financing of the construction of five of the vessels in our initial fleet, the Atlantas, Aktoras, Avax, Aiolos and Assos, Capital Maritime had entered into loan agreements with three separate banks on behalf of the related vessel-owning subsidiaries. Capital Maritime acted as the borrower and the vessel-owning subsidiaries acted as guarantors in all of these loan agreements. The five vessels in our initial fleet described above had been financed in the aggregate amounts of $0, $15.5 million and $95.5 million as of December 31, 2004, 2005 and 2006, respectively. These loans were repaid in their entirety by Capital Maritime with a portion of the proceeds of our Offering.

7.
Dividend to Capital Maritime. At the closing of our Offering, we borrowed $30.0 million under our existing credit facility, $5 million of which we used for working capital purposes and $25.0 million of which we used to pay a cash dividend to Capital Maritime.  We also issued to Capital Maritime a number of common units necessary to satisfy the underwriters’ overallotment option. We accounted for the distribution to Capital Maritime of the common units necessary to satisfy the underwriters’ overallotment option as a common unit dividend, which had no net impact on partners’ equity.

8.
Purchase of M/T Attikos. On September 24, 2007 we entered into a share purchase agreement with Capital Maritime pursuant to which we acquired all of Capital Maritime’s interests in the wholly owned subsidiary that owns the M/T Attikos. The aggregate purchase price for the vessel was $23.0 million. The M/T Attikos, a 12,000 dwt, 2005 built double-hull product tanker, is chartered to Trafigura Beheer B.V., under a charter with an earliest scheduled expiration date of September 2010 at a gross rate of $13,850 per day (net rate $13,503). The transaction was approved by our board of directors following approval by the conflicts committee of independent directors.

9.
Purchase of M/T Amore Mio II. On March 27, 2008 we entered into a share purchase agreement with Capital Maritime pursuant to which we acquired all of Capital Maritime’s interests in the wholly owned subsidiary that owns the M/T Amore Mio II. The aggregate purchase price for the vessel was $95.0 million. We funded a portion of the purchase price of the vessel through the issuance of 2,048,823 common units to Capital Maritime at a price of $22.94 per unit, which was the weighted average unit price for the period from October 15, 2007 to February 15, 2008, and the remainder through the incurrence of $46.0 million of debt under our new credit facility and $2.0 million in cash. The M/T Amore Mio II, a 159,982 dwt, 2001 built, double-hull tanker, is chartered to BP Shipping Limited under a charter with an earliest scheduled expiration date of January 2011 at a base gross rate of $36,456 per day (net rate $36,000). The charter is also subject to a profit sharing arrangement which is calculated and settled monthly and which allows each party to share additional revenues above the base rate on a 50/50 basis. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors.

C. Interest of Experts and Counsel

Not applicable.

Item 8.    Financial Information.

See Item 18 for additional information required to be disclosed under this Item 8.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not at present party to any legal proceedings and are not aware of any proceedings against us, or contemplated to be brought against us. We maintain insurance policies with insurers in amounts and with coverage and deductibles as our board of directors believes are reasonable and prudent. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Cash Distribution Policy

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our cash available (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•
Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•
While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units after the subordination period has ended.

•
Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement and the establishment of any reserves for the prudent conduct of our business.

•	Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•
We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

•
Our distribution policy will be affected by restrictions on distributions under our revolving credit facilities which contain material financial tests and covenants that must be satisfied. Should we be unable to satisfy these restrictions included in our credit facilities or if we are otherwise in default under the credit agreements, our ability to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy, would be materially adversely affected.

•
If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

•
If the ability of our subsidiaries to make any distribution to us is restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws or any other laws and regulations, our ability to make distributions to our unitholders may be restricted.

Quarterly Distributions

Our common unitholders are entitled under our partnership agreement to receive a quarterly distribution to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. Although we intend to continue to make strategic acquisitions and to take advantage of our unique relationship with Capital Maritime in a prudent manner that is accretive to our unitholders and to long-term distribution growth there is no guarantee that we will pay a quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement and other factors. We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our credit agreement.

Following the completion of our initial public offering on April 3, 2007, the following cash distributions have been declared and paid:
Distributions for Quarter Ended:	Amount of Cash Distributions	Cash Distributions per Unit
Jun. 30, 2007*	$8.3 million	$0.3626 per unit
Sep. 30, 2007	$8.8 million	$0.385 per unit
Dec. 31, 2007	$9.0 million	$0.395 per unit
___________ * Prorated for the period from April 4, 2007 to June 30, 2007.

Subordination Period

During the subordination period applicable to the subordinated units held by Capital Maritime. The common units have the right to receive quarterly distributions of available cash from operating surplus, plus any arrearages in the payment of the quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus (as defined in our partnership agreement) after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to March 31, 2017. Any transfer by our general partner of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2% general partner interest and assume our general partner has not transferred the incentive distribution rights.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	General Partner

Minimum Quarterly Distribution	$0.3750	98%	2%
First Target Distribution	up to $0.4313	98%	2%
Second Target Distribution	above $0.4313 up to $0.4688	85%	15%
Third Target Distribution	above $0.4688 up to $0.5625	75%	25%
Thereafter	above $0.5625	50%	50%

B. Significant Changes

No significant changes have occurred since the date of our audited consolidated financial statements included herein except for those set out below:

1.	On January 28, 2008 we declared a dividend of $0.395 per unit to unitholders of record on February 5, 2008, which amounted to $9.0 million. The dividend was paid on February 15, 2008.

2.
On January 29, 2008 we took delivery of the M/T Alexandros II, the first of the three 51,000 dwt newbuilding MR chemical/product tanker sister vessels we had contracted to purchase from Capital Maritime at a fixed purchase price of $48 million. The vessel is chartered to subsidiaries of Overseas Shipholding Group Inc. under a 10 year bareboat charter at a rate of $13,000 per day.

3.
On March 19, 2008 we entered into a new 10-year revolving credit facility of up to $350.0 million which is non-amortizing until March 2013 with HSH Nordbank. The credit facility is intended to finance a portion of the acquisition price of the M/T Amore Mio II, the M/T Aristofanis and of two other vessels currently in Capital Maritime’s fleet which we may elect to acquire in the future. We may also use this facility to finance up to 50% of the purchase price of any potential future purchases of modern tanker vessels from Capital Maritime or any third parties. The loan facility is subject to similar covenants and restrictions as those in our existing facility.

4.
On March 27, 2008 we entered into a share purchase agreement with Capital Maritime pursuant to which we acquired all of Capital Maritime’s interests in the wholly owned subsidiary that owns the M/T Amore Mio II, a 159,982 dwt, 2001 built, double-hull tanker. A portion of the $95.0 million aggregate purchase price was funded through the issuance of 2,048,823 common units to Capital Maritime at a price of $22.94 per unit, which was the weighted average unit price for the period from October 15, 2007 to February 15, 2008, and the remainder was funded through the issuance of $46.0 million of debt under our new credit facility and $2.0 million in cash. The M/T Amore Mio II is chartered to BP Shipping Limited under a charter with an earliest scheduled expiration date of January 2011 at a base gross rate of $36,456 per day (net rate $36,000).

5.
On March 31, 2008, Capital Maritime, which owns and controls our general partner, Capital GP L.L.C, made a capital contribution of 40,976 common units to our general partner, which our general partner in turn contributed to us in exchange for the issuance of 40.976 general partner units to our general partner in order for it to maintain its 2% general partner interest in us. Following the issuance of common units in connection with the purchase of the Amore Mio II and the capital contribution described above, Capital Maritime owns a 45.6% interest in us, including its 2% interest through its ownership of our general partner.

Please read Note 14 (Subsequent Events) to our audited consolidated and predecessor combined financial statements included elsewhere in this Annual Report for more information regarding the events described above.

Item 9.    The Offer and Listing.

Our common units started trading on the Nasdaq Global Market under the symbol “CPLP” on March 30, 2007. The following table sets forth the high and low closing sales prices in U.S. Dollars for our common units for each of the periods indicated.

	High	Low
Year Ended:
December 31, 2007*	32.50	20.80
Quarter Ended:
March 31, 2008	24.93	16.35
December 31, 2007	27.75	20.80
September 30, 2007	32.50	23.33
June 30, 2007*	28.90	24.08
Month Ended:
March 31, 2008	20.31	16.34
February 29, 2008	20.75	19.05
January 31, 2008	24.93	17.52
December 31, 2007	24.91	20.80
November 30, 2007	27.75	20.98
October 31, 2007	27.38	22.66
_________________ * Period commenced on March 30, 2007.

Item 10.  Additional Information.

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information required to be disclosed under Item 10B is incorporated by reference to the following sections of the prospectus included in our Registration Statement on Form F-1 filed with the SEC on March 19, 2007: “The Partnership Agreement,” “Description of the Common Units – The Units,” “Conflicts of Interest and Fiduciary Duties” and “Our Cash Distribution Policy and Restrictions on Distributions.”

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19.

Please read “Item 7B: Related Party Transactions” for a summary of certain contract terms.

•
Share Purchase Agreement dated March 27, 2008 with Capital Maritime to acquire all of its interest in the wholly owned subsidiary that owns the M/T Amore Mio II for an aggregate purchase price of $95.0 million. A portion of the acquisition price was funded through the issuance of 2,048,823 common units to Capital Maritime at a price of $22.94 per unit and the remainder through the issuance of $46.0 million of debt under our new credit facility and $2.0 million in cash. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors.

•
Share Purchase Agreement dated September 24, 2007 with Capital Maritime to acquire all of its interest in the wholly owned subsidiary that owns the M/T Attikos for an aggregate purchase price of $23.0 million. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors.

•
Revolving Facility Agreement, dated March 19, 2008, for a new 10-year revolving credit facility of up to $350.0 million with HSH Nordbank AG which is non-amortizing until March 2013. The credit facility bears interest at US$ LIBOR plus a margin of 1.1% and may be used to finance a portion of the acquisition price of certain identified vessels currently in Capital Maritime’s fleet which we may elect to acquire in the future. We may also use this facility to finance up to 50% of the purchase price of any potential future purchases of modern tanker vessels from Capital Maritime or any third parties. To date, we have used $46.0 million of this facility to fund part of the acquisition price of the M/T Amore Mio II from Capital Maritime and expect to use approximately $11.5 million in connection with the acquisition of the M/T Aristofanis in the second quarter of 2008. Please read “Item 5: Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Revolving Credit Facilities” for a full description of the new credit facility.

•
Revolving Facility Agreement, dated March 22, 2007, as amended September 19, 2007, for a 10-year revolving credit facility of up to $370.0 million with HSH Nordbank AG which is non-amortizing until June 2012. The credit facility bears interest at US$ LIBOR plus a margin of 0.75%. The credit facility may be used for acquisitions and for general partnership purposes. Our obligations under the facility are secured by first-priority mortgages on 14 product tankers. Please read “Item 5: Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Revolving Credit Facilities” for a full description of the existing credit facility.

•	Omnibus Agreement with Capital Maritime & Trading Corp., Capital GP LLC, our general partner, and Capital Product Operating GP LLC dated April 3, 2007.

•
Management Agreement with Capital Ship Management pursuant to which Capital Ship Management shall provide commercial and technical management services to us dated April 3, 2007, as amended on September 24, 2007 and March 27, 2008 to reflect the acquisitions of the M/T Attikos and the M/T Amore Mio II, respectively.

•	Administrative Services Agreement with Capital Ship Management pursuant to which Capital Ship Management shall provide administrative support services to us dated April 3, 2007.

•
Contribution Agreement with Capital Maritime & Trading Corp., Capital GP LLC, our general partner, and Capital Product Operating GP LLC pursuant to which certain vessels were contributed to us at the time of our Offering dated April 3, 2007.

•
Share Purchase Agreement with Capital Maritime to purchase its interest in the subsidiaries that owned the seven vessels and related charters we agreed to purchase from Capital Maritime at the time of our Offering dated April 3, 2007.

D. Exchange Controls and Other Limitations Affecting Unitholders

We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of The Marshall Islands that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities. We are not aware of any limitations on the right of non-resident or foreign owners to hold or vote our securities imposed by the laws of the Republic of The Marshall Islands or our Articles of Incorporation and Bylaws.

E. Taxation

Marshall Islands Taxation

Because we, our operating subsidiary and our controlled affiliates do not, and we do not expect that we and our controlled affiliates will, conduct business or operations in the Republic of The Marshall Islands, neither we nor our controlled affiliates will be subject to income, capital gains, profits or other taxation under current Marshall Islands law. As a result, distributions by our operating subsidiary and our controlled affiliates to us will not be subject to Marshall Islands taxation.

United States Taxation

The following is a discussion of material U.S. federal income tax considerations and is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended  (the “Code”), Treasury Regulations, and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect, all as of the date of this Annual Report. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

Election to be Taxed as A Corporation.  We have elected to be taxed as a corporation for U.S. federal income tax purposes. As such, we will be subject to U.S. federal income tax on our income to the extent it is from U.S. sources or otherwise is effectively connected with the conduct of a trade or business in the Unites States as discussed below.

Taxation of Operating Income.  We expect that substantially all of our gross income will be attributable to the transportation of crude oil and related products. For this purpose, gross income attributable to transportation ("Transportation Income") includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time charter or bareboat charter income.

Transportation Income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States ("U.S. Source International Transportation Income") will be considered to be 50.0% derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States ("U.S. Source Domestic Transportation Income") will be considered to be 100.0% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally will not be subject to U.S. federal income tax.

Based on our current operations, we do not expect to have U.S. Source Domestic Transportation Income. However, certain of our activities give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, as well as give rise to U.S. Source Domestic Transportation Income, all of which could be subject to U.S. federal income taxation, unless the exemption from U.S. taxation under Section 883 of the Code (the "Section 883 Exemption") applies.

The Section 883 Exemption.  In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (the "Section 883 Regulations"), it will not be subject to the net basis and branch taxes or 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption only applies to U.S. Source International Income. As discussed below, we believe that under our current ownership structure, the Section 883 Exemption will apply and we will not be taxed on our U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

We will qualify for the Section 883 Exemption if, among other matters, we meet the following three requirements:

•	We are organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (an "Equivalent Exemption");

•	We satisfy the Publicly Traded Test (as described below); and

•	We meet certain substantiation, reporting and other requirements.

The Publicly Traded Test requires that one or more classes of equity representing more than 50.0% of the voting power and value in a non-U.S. corporation be “primarily and regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. The Section 883 Regulations provide, in pertinent part, that equity interests in a non-U.S. corporation will be considered to be “primarily traded” on an established securities market in a given country if the number of units of each class of equity that are traded during any taxable year on all established securities markets in that country exceeds the number of units in each such class that are traded during that year on established securities markets in any other single country. Equity of a non-U.S corporation will be considered to be “regularly traded” on an established securities market under the Section 883 Regulations if one or more classes of equity of the corporation that, in the aggregate, represent more than 50.0% of the combined vote and value of the non-U.S corporation are listed on such market and certain trading volume requirements are met or deemed met as described below. For this purpose, if one or more “5.0% unitholders” (i.e., a unitholder holding, actually or constructively, at least 5.0% of the vote and value of a class of equity) own in the aggregate 50.0% or more of the vote and value of a class of equity, such class of equity will not be treated as primarily and regularly traded on an established securities market (the “Closely Held Block Exception”).

We are organized under the laws of the Republic of The Marshall Islands. The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we meet the Publicly Traded Test.

Since our common units will only be traded on the Nasdaq Global Market, which is considered to be an established securities market, we believe that our common units will be deemed to be “primarily traded” on an established securities market. In addition, we believe our common units represent more than 50% of our vote and more than 50% of our value, and thus will be considered to be “regularly traded” on an established securities market. We believe that our common units represent more than 50% of our value and intend to take that position. These conclusions, however, are based upon legal authorities which do not expressly contemplate an organization structure such as ours. In particular, although we have elected to be treated as a corporation for U.S. federal income tax purposes, for corporate law purposes we are organized as a limited partnership under Marshall Islands law and our general partner will be responsible for managing our business and affairs and has been granted certain veto rights over decisions of our board of directors. Accordingly, it is possible that the IRS could assert that our common units do not meet the “regularly traded” test.

We believe we will meet the trading volume requirements described previously because the pertinent regulations provide that trading volume requirements will be deemed to be met with respect to a class of equity traded on an established securities market in the United States where, as will be the case for our common units, the units are regularly quoted by dealers who regularly and actively make offers, purchases and sales of such common units to unrelated persons in the ordinary course of business.

In addition, we expect that our common units will not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception, because our partnership agreement provides that the voting rights of any 5.0% unitholders are limited to a 4.9% voting interest in us regardless of how many common units are held by that 5.0% unitholder. Thus, although the matter is not free from doubt, we believe that we will satisfy the Publicly Traded Test. Should any of the facts described above cease to correct, our ability to satisfy the test will be compromised.

The Net Basis Tax and Branch Profits Tax.  If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, the U.S. source portion of such income may be treated as effectively connected with the conduct of a trade or business in the United States ("Effectively Connected Income") if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed place of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is received pursuant to bareboat charters. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. In addition, any U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35.0%). In addition, a 30.0% branch profits tax imposed under Section 884 of the Code also would apply to such income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us.

On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis corporate income tax and to the 30.0% branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.

The 4.0% Gross Basis Tax.  If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term U.S. Holder means a beneficial owner of our common units that:

•
is an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes), a corporation or other entity organized under the laws of the United States or its political subdivisions and classified as a corporation for U.S. federal income tax purposes, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust;

•	owns the common units as a capital asset, generally, for investment purposes; and

•	owns less than 10% of our common units for United States federal income tax purposes.

Distributions

Subject to the discussion of the rules applicable to passive foreign investment companies ("PFICs") below, any distributions made by us with respect to our common units to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units on a dollar-for-dollar basis and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividend received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends paid on our common units to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") will be treated as “qualified dividend income” that is taxable to such U.S. Individual Holder at preferential capital gain tax rates (through 2010) provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the Nasdaq Global Market on which we expect our common units to be traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below); (iii) the U.S. Individual Holder has owned the common units for more than 60 days in the 121-day period beginning 60 days before the date on which the common units become ex-dividend; and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning January 1, 2011 or later will be taxed at rates applicable to ordinary income.

Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a common unit if the amount of the dividend is equal to or in excess of 10 percent of a unitholder’s adjusted basis (or fair market value in certain circumstances) in such common unit. If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

In addition, under previously proposed legislation, the preferential rate of federal income tax currently imposed on qualified dividend income would be denied with respect to dividends received form a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted the preferential tax rates imposed on qualified dividend income may no longer be applicable to dividends received from us. Any dividends paid on our common shares that are not eligible for the preferential rate will be taxed as ordinary income to a U.S. Individual Holder. As of the date hereof, it is not possible to predict with any certainty whether this previously proposed legislation will be reintroduced or enacted.

Sale, Exchange or other Disposition of Common Units

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such units. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

PFIC Status and Significant Tax Consequences

Special and adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. entity taxed as a corporation and classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common units, either:

•
at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•
at least 50.0% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Provided we meet certain statutory requirements, we will not be treated as a PFIC in the first year in which we have taxable income even if we satisfy the income test or asset test set out in the bullet points above. Based on our current and projected methods of operation, we do not believe that we will be a PFIC with respect to any taxable year. Although there is no legal authority directly on point, and we are not obtaining a ruling from the IRS on this issue, our counsel’s opinion is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels we or our subsidiaries own that are subject to time charters, should not constitute passive assets for purposes of determining whether we were a PFIC. We expect that at least five out of the eight vessels in our initial fleet and four of the seven newbuildings we have committed to purchase will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets. The remainder of our fleet will be engaged in activities that may be characterized as passive for PFIC purposes and the income from that portion of our fleet may be treated as passive income for PFIC purposes. We believe that there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with this position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund”, which election we refer to as a “QEF election”. As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common units, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder”, the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common units and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing one copy of IRS Form 8621 with his U.S. federal income tax return and a second copy in accordance with the instructions to such form. If we were to be treated as a PFIC for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common units at the end of the taxable year over such holder’s adjusted tax basis in the common units. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common units would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units), and (2) any gain realized on the sale, exchange or other disposition of our common units. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;

•	the amount allocated to the current taxable year and any year prior to the year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common units. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a "Non-U.S. Holder".

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, distributions we pay will be subject to U.S. federal income tax to the extent those distributions constitute income effectively connected with that Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income represented thereby is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Units

The U.S. federal income taxation of Non-U.S. Holders on any gain resulting from the disposition of our common units is generally the same as described above regarding distributions. However, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year in which those shares are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments of distributions or the proceeds of a disposition of common units to a non-corporate U.S. Holder will be subject to information reporting requirements. These payments to a non-corporate U.S. Holder also may be subject to backup withholding, if the non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or corporate distributions required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments within the United States by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against his liability for U.S. federal income tax (and a refund of any amounts withheld in excess of such liability) by filing a return with the IRS.

F. Dividends and Paying Agents

Not applicable.

G. Safe Harbor

Not applicable.

H. Documents on Display

We have filed with the SEC a registration statement on Form F-1 regarding the common units. This Annual Report does not contain all of the information found in the registration statement. For further information regarding us and our common units, you may wish to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference room. Our registration statement can also be inspected and copied at the offices of the Nasdaq Global Market, One Liberty Plaza, New York, New York 10006.

I. Subsidiary Information

Please see Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2007.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Our Risk Management Policy

Our policy is to continuously monitor our exposure to business risks, including the impact of changes in interest rates and currency rates on earnings and cash flows. We intend to assess these risks and, when appropriate, take measures to minimize our exposure to the risks.

Foreign Exchange Risk

We do not have a material currency exposure risk. We generate all of our revenues in U.S. Dollars and incur less than 5% of our expenses in currencies other than U.S. Dollars. For accounting purposes, expenses incurred in Euros are translated into U.S. Dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2007, less than 5% of liabilities were denominated in currencies other than U.S. Dollars (mainly in Euros). These liabilities were translated into U.S. Dollars at the exchange rate prevailing on December 31, 2007. We have not hedged currency exchange risks and our operating results could be adversely affected as a result.

Interest Rate Risk

The international tanker industry is capital intensive, requiring significant amounts of investment, a significant portion of which is provided in the form of long-term debt. Our current debt contains interest rates that fluctuate with LIBOR. Our existing credit facility of $370.0 million bears floating interest of 0.75% per annum over US$LIBOR. Our $350.0 million new credit facility bears floating interest of 1.10% per annum over US$LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise.

In order to hedge our exposure to interest rate changes, we have entered into eight interest rate swap agreements to fix the LIBOR portion of our interest rate at 5.1325% for $326.0 million in borrowings, of which we have drawn down $302.0 million, under our existing facility and into one interest swap agreement to fix the LIBOR portion of our interest rate at 4.925% for $20.5 million in borrowing under our existing credit facility for a period up to June 29, 2012. On March 27, 2008 we entered into an interest rate swap agreement to fix the LIBOR portion of our interest rate at 3.525% for $46.0 million in borrowings, under our new non-amortizing credit facility entered into on March 19, 2008, for a period of up to March 27, 2013. We intend to swap the LIBOR portion of any further amounts drawn down under our new credit facility into a fixed rate until the end of the non-amortizing period on March 31, 2013. As our interest rate is fixed under the swap agreements changes in LIBOR would not affect our interest expense.

Please read Note 2 (Significant Accounting Policies – Interest Rate Swap Agreements) and Note 5 (Long-Term Debt) to our consolidated and predecessor combined financial statements included elsewhere in this Annual Report, which provide additional information with respect to our derivative financial instruments and existing debt agreements.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of cash and cash equivalents, and trade accounts receivable. We place our cash and cash equivalents, consisting mostly of deposits, with financial institutions with high credit ratings. We perform periodic evaluations of the relative credit standing of those financial institutions. As of December 31, 2007, 76% of our revenue was derived from two charterers. We do not obtain rights to collateral to reduce our credit risk.

Inflation

Inflation has had a minimal impact on vessel operating expenses, drydocking expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

Item 12. Description of Securities Other than Equity Securities.

Not Applicable.

PART II

Item 13. Defaults, Dividend, Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

 No material modifications to the rights of security holders.

We completed our Offering on April 3, 2007. We did not receive any proceeds from the sale of our common units by Capital Maritime. Capital Maritime used the proceeds from our Offering to repay the existing debt on the eight vessels that made up our fleet at the time of our Offering. Capital Maritime also paid the offering expenses, underwriting discounts, selling commissions and brokerage fees incurred in connection with the Offering.

Item 15. Controls and Procedures.

As of December 31, 2007, our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation pursuant to Rule 13a-15 and 15d-15 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2007, such disclosure controls and procedures (which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure) were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. There have been no changes in internal controls over financial reporting that occurred during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16A. Audit Committee Financial Expert.

Our board of directors has determined that director Abel Rasterhoff, the chairman of our audit committee, qualifies as an audit committee financial expert for purposes of the U.S. Sarbanes-Oxley Act and is independent under applicable Nasdaq Global Market and SEC standards.

Item 16B. Code of Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics that includes a Code of Ethics that applies to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions. This document is available under “Corporate Governance” in the Investor Relations area of our web site (www.capitalpplp.com).  We will also provide a hard copy of our code of ethics free of charge upon written request. We intend to disclose, under “Corporate Governance” in the Investor Relations area of our web site, any waivers to or amendments of the Code of Business Conduct and Ethics for the benefit of any of our directors and executive officers.

Item 16C. Principal Accountant Fees and Services.

Our principal accountant for 2007 and 2006 was Deloitte Hadjipavlou, Sofianos & Cambanis S.A. (“Deloitte”). The following table shows the fees we paid or accrued for audit services provided by Deloitte for 2007 and 2006 (thousands of U.S. Dollars).

Fees	2007	2006*
Audit Fees (1)	$227	$-
Audit-Related Fees	-	-
Tax Fees	-	-
Total	$227	-

*	Capital Maritime was responsible for all fees payable to Deloitte for the year ended December 31, 2006.
(1)
Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements and audit services provided in connection with other regulatory filings. Fees in connection with the review of our regulatory filings for our Offering of common units in April 2007 amounted to $1.0 million and were paid by Capital Maritime with part of the proceeds from the offering.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2007.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

           On March 27, 2008, we issued 2,048,823 common units to Capital Maritime at a price of $22.94 per unit, which was the weighted average unit price for the period from October 15, 2007 to February 15, 2008, in order to finance a portion of the acquisition price of the M/T Amore Mio II which we acquired from Capital Maritime on the same date. On March 31, 2008, Capital Maritime, which owns and controls our general partner, Capital GP L.L.C, made a capital contribution of 40,976 common units to our general partner, which our general partner then contributed to us in exchange for the issuance of 40,976 general partner units to our general partner in order for it to maintain its 2% general partner interest in us.

Following the issuance of common units and the capital contribution described above, Capital Maritime owns 2,007,847 common units and 8,805,522 subordinated units, representing a 43.6% limited partner interest in us. In addition, our general partner, which is owned and controlled by Capital Maritime, owns a 2% general partner interest in us and all of the incentive distribution rights.

PART III

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

INDEX TO FINANCIAL STATEMENTS	Page

CAPITAL PRODUCT PARTNERS L.P.

Report of Independent Registered Public Accounting Firm	F-1
Consolidated and Predecessor Combined Balance Sheets as of December 31, 2007 and 2006	F-2
Consolidated and Predecessor Combined Statements of Income for the years ended December 31, 2007, 2006 and 2005	F-3
Consolidated and Predecessor Combined Statement of Changes in Partners’/ Stockholders’ Equity for the years ended December 31, 2007, 2006, 2005 and 2004	F-4
Consolidated and Predecessor Combined Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005	F-5
Notes to the Consolidated and Predecessor Combined Financial Statements	F-6

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Description

1.1	Certificate of Limited Partnership of Capital Product Partners L.P. (1)
1.2	First Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. (2)
1.3	Certificate of Formation of Capital GP L.L.C. (1)
1.4	Limited Liability Company Agreement of Capital GP L.L.C. (1)
1.5	Certificate of Formation of Capital Product Operating GP L.L.C. (1)
4.1	Revolving $370.0 Million Credit Facility dated March 22, 2007 (1)
4.2	Amendment to Revolving $370.0 million Credit Facility dated September 19, 2007
4.3	Omnibus Agreement (1)
4.4	Management Agreement with Capital Ship Management (1)
4.5	Amendment 1 to Management Agreement with Capital Ship Management dated September 24, 2007
4.6	Amendment 2 to Management Agreement with Capital Ship Management dated March 27, 2008
4.7	Administrative Services Agreement with Capital Ship Management (1)
4.8	Contribution and Conveyance Agreement for Initial Fleet (1)
4.9	Share Purchase Agreement for 2007 and 2008 Vessels (1)
4.10	Revolving $350.0 Million Credit Facility dated March 19, 2008
4.11	Share Purchase Agreement for M/T Attikos dated September 24, 2007
4.12	Share Purchase Agreement for M/T Amore Mio II dated March 27, 2008
8.1	List of Subsidiaries of Capital Product Partners L.P.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Financial Officer
13.1
Capital Product Partners L.P. Certification of Ioannis E. Lazaridis, Chief Executive Officer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)
Previously filed as an exhibit to Capital Product Partners L.P.’s Registration Statement on Form F-1 (File No. 333-141422), filed with the SEC on March 19, 2007 and hereby incorporated by reference to such Registration Statement.

(2)	Previously filed as Appendix A to the Partnership’s Rule 424(b)(4) Prospectus filed with the SEC on March 30, 2007, and hereby incorporated by reference to this Annual Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,
By:	Capital GP L.L.C., its general partner

By:	/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated:  April 4, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of Capital Product Partners L.P., Majuro, Republic of the Marshall Islands.

We have audited the accompanying consolidated and predecessor combined balance sheets of Capital Product Partners L.P. (the “Partnership”) as of December 31, 2007 and 2006, and the related consolidated and predecessor combined statements of income, changes in partners’/stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007.  These financial statements are the responsibility of the Partnership’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated and predecessor combined financial statements present fairly, in all material respects, the financial position of Capital Product Partners L.P. as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated and predecessor combined financial statements, on January 16, 2007, Capital Product Partners L.P. was formed for the purpose of acquiring interests in eight wholly owned subsidiaries of Capital Maritime & Trading Corp. On April 4, 2007 the acquisition was completed and Capital Product Partners L.P. began operating as a separate company. Through April 4, 2007 the accompanying predecessor combined financial statements have been prepared from the separate records maintained by Capital Maritime & Trading Corp. and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Partnership had been operated as an unaffiliated entity.

The consolidated and predecessor combined financial statements give retroactive effect to the September 23, 2007 acquisition by Capital Product Partners L.P. of Ross Shipmanagement Co., the owner of M/T Attikos which, as a combination of entities under common control, has been accounted for similar to a pooling of interests as described in Note 1 to the consolidated and predecessor combined financial statements. Also as described in Note 1 to the consolidated and predecessor combined financial statements, through September 23, 2007, the portion of the accompanying consolidated and predecessor combined financial statements attributable to Ross Shipmanagement Co., have been prepared from the separate records maintained by Capital Maritime & Trading Corp. and may not necessarily be indicative of the conditions that would have existed or the results of operations if Ross Shipmanagement Co. had been operated as an unaffiliated entity.

April 2, 2008
/s/ Deloitte.
Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece

Capital Product Partners L.P.
Consolidated and Predecessor Combined Balance Sheets (Note 1)
(In thousands of United States dollars, except number of shares)

	December 31, 2007	December 31, 2006
Assets
Current assets
Cash and cash equivalents	$19,917	$1,239
Trade accounts receivable	1,488	771
Insurance claims	-	69
Due from related parties (Note 3)	-	4,954
Prepayments and other assets	140	172
Inventories	-	259
Total current assets	21,545	7,464
Fixed assets
Vessels under construction (Note 4)	-	29,225
Vessels, net (Note 4)	429,171	178,803
Total fixed assets	429,171	208,028
Other non-current assets
Deferred finance charges, net (Note 7)	948	632
Restricted cash (Note 2,5)	3,250	-
Total non-current assets	433,369	208,660
Total assets	$454,914	$216,124

Liabilities and Partners’ / Stockholders’ Equity
Current liabilities
Current portion of long-term debt (Note 5)	-	$6,029
Current portion of related party debt (Note 3)	-	8,042
Trade accounts payable	$257	1,539
Due to related parties (Note 3)	28	1,899
Accrued loan interest (Note 6)	-	1,513
Accrued other liabilities (Note 6)	249	478
Deferred revenue	3,200	475
Total current liabilities	3,734	19,975
Long-term liabilities
Long-term debt (Note 5)	274,500	59,254
Long-term related party debt (Note 3)	-	87,498
Deferred revenue	690	-
Derivative instruments (Note 2)	14,051	-
Total long-term liabilities	289,241	146,752
Total liabilities	292,975	166,727
Commitments and contingencies (Note 13)		-
Stockholders’ Equity
Common stock (par value $0; 3,500 shares issued and outstanding at December 31, 2006)	-	-
Additional paid in capital - Predecessor	-	41,857
Retained earnings - Predecessor	-	7,540
Partners’ Equity
General Partner interest	3,444	-
Limited Partners
• Common (13,512,500 units issued and outstanding at Dec. 31, 2007)	102,130	-
• Subordinated (8,805,522 units issued and outstanding at Dec. 31, 2007)	66,653	-
Accumulated other comprehensive loss (Note 2)	(10,288)	-
Total partners’ / stockholders’ equity	161,939	49,397
Total liabilities and partners’ / stockholders’ equity	$454,914	$216,124

The accompanying notes are an integral part of these
consolidated and predecessor combined financial statements.

Capital Product Partners L.P.
Consolidated and Predecessor Combined Statements of Income (Note 1)
(In thousands of United States dollars, except number of units and earnings per unit)

	For the year ended December 31,

	2007	2006	2005

Revenues	$72,543	$19,913	$4,377

Expenses:
Voyage expenses (Note 8)	770	373	520
Vessel operating expenses - related party (Note 3 and Note 8)	12,283	890	216
Vessel operating expenses (Note 8)	3,196	4,043	1,932
General and administrative expenses	1,477	-	-
Depreciation and amortization (Note 4, 7)	13,109	3,370	360
Operating income	41,708	11,237	1,349
Other income (expense), net:
Interest expense and finance cost	(10,809)	(4,584)	(389)
Loss on interest rate agreements	(3,763)	-	-
Interest income	710	13	1
Foreign currency gain/(loss), net	(19)	(56)	9
Total other expense, net	(13,881)	(4,627)	(379)
Net income	$27,827	$6,610	$970
Less:
Net income attributable to predecessor operations
Initial vessels’ net income from January 1, 2007 to April 3, 2007	(5,328)	-	-
Attikos net income from January 1, 2007 to September 23, 2007	(928)	-	-
Partnership’s net income	21,571	-	-
General Partner’s interest in Partnership’s net income	$431	-	-
Limited Partners’ interest in Partnership’s net income	21,140	-
Net income per:
• Common unit (basic and diluted)	1.11	-	-
• Subordinated unit (basic and diluted)	0.70	-	-
• Total unit (basic and diluted)	0.95	-	-
Weighted-average units outstanding:
• Common units (basic and diluted)	13,512,500	-	-
• Subordinated unit (basic and diluted)	8,805,522	-	-
• Total units (basic and diluted)	22,318,022	-	-

The accompanying notes are an integral part of these
consolidated and predecessor combined financial statements.

Capital Product Partners L.P.
Consolidated and Predecessor Combined Statements of Partners' / Stockholders' Equity
(In thousands of United States dollars)

				Partners’ Capital
	Comprehensive Income	Common Stockholders’ Equity	Common	Subordinated	General Partner	Total	Accumulated Other Comprehensive Loss	Total

Balance at December 31, 2004	$-	$19,658	$-	$-	$-	$-	$-	$19,658
Additional paid in capital	-	4,212	-	-	-	-	-	4,212
Net Income	970	970	-	-	-	-	-	970
Comprehensive income	970
Balance at December 31, 2005		24,840	-	-	-	-	-	24,840
Additional paid in capital	-	17,947	-	-	-	-	-	17,947
Net Income	6,610	6,610	-	-	-	-	-	6,610
Comprehensive income	6,610
Balance at December 31, 2006		49,397	-	-	-	-	-	49,397
Additional paid in capital “Initial Vessels” up to April 3, 2007	-	13,679	-	-	-	-	-	13,679
Net income “Initial Vessels” predecessor operations	5,328	5,328	-	-	-	-	-	5,328
Comprehensive income	5,328
Balance at April 3, 2007	-	68,404	-	-	-	-	-	68,404
Distribution of “Initial Vessels” retained earnings as of April 3, 2007, to previous owners	-	(9,919)	-	-	-	-	-	(9,919)
Balance at April 3, 2007 Allocation of predecessor’s “Initial Vessels” equity to unit holders	-	(55,073)	32,658	21,313	1,102	55,073	-	-
Contributions to the Partnership	-	-	129,556	84,550	4,369	218,475	-	218,475
Excess of purchase price over book value of vessels acquired from entity under common control (Note 4)	-	-	(47,954)	(31,295)	(1,617)	(80,866)	-	(80,866)
Dividend to CMTC	-	-	(14,825)	(9,675)	(500)	(25,000)	-	(25,000)
Dividends paid (Note 11)	-	-	(10,096)	(6,589)	(341)	(17,026)	-	(17,026)
Attikos net income January 1, 2007 through September 23, 2007 – predecessor operations	928	928	-	-	-	-	-	928
Distribution of retained earnings as of September 23, 2007, “M/T Attikos”, to previous owners	-	(3,877)	-	-	-	-	-	(3,877)
Distribution of paid in capital of “M/T Attikos” to previous owners	-	(463)	-	-	-	-	-	(463)
Net Partnership income April 4, 2007 through December 31, 2007	21,571	-	12,791	8,349	431	21,571	-	21,571
Other comprehensive income:
• Unrealized loss on derivative instruments	(10,288)	-	-	-	-	-	(10,288)	(10,288)
Comprehensive income	12,211
Balance at December 31, 2007		$-	$102,130	$66,653	$3,444	$172,227	$(10,288)	$161,939

The accompanying notes are an integral part of these consolidated and predecessor combined financial statements.

Capital Product Partners L.P.
Consolidated and Predecessor Combined Statements of Cash Flows (Note 1)
(In thousands of United States dollars)

	For the Year Ended December 31,

	2007	2006	2005
Cash flows from operating activities:
Net income	$27,827	$6,610	$970
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	13,017	3,370	360
Amortization of deferred charges	204	41	4
Loss on interest rate swap agreement	3,763	-	-
Changes in operating assets and liabilities:
Trade accounts receivable	(2,757)	(734)	(36)
Insurance claims	(1)	(65)	(3)
Due from related parties	(2,644)	(4,247)	(705)
Prepayments and other assets	(325)	(141)	(31)
Inventories	(69)	(229)	(30)
Dry docking cost	(921)	-	-
Trade accounts payable	1,113	1,386	152
Due to related parties	3,646	1,131	694
Accrued loan interest	(1,476)	1,433	81
Accrued other liabilities	577	479	-
Deferred revenue	8,628	463	12
Net cash provided by operating activities	50,582	9,497	1,468
Cash flows from investing activities:
Vessel acquisitions	(243,688)	(142,795)	(9,523)
Vessel advances – new buildings	-	(19,252)	(15,036)
Increase of restricted cash	(3,250)	-	-
Net cash used in investing activities	(246,938)	(162,047)	(24,559)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	344,361	77,426	10,000
Proceeds from related party debt/financing	-	82,341	15,453
Payments of long-term debt	(16,841)	(21,393)	(750)
Payments of related party debt/financing	-	(2,254)	(5,436)
Loan issuance costs	(1,022)	(285)	(392)
Excess of purchase price over book value of vessels acquired from entity under common control (Note 4)	(80,866)	-	-
Dividends paid	(42,026)	-	-
Cash balance as of April 3, 2007 that was distributed to the previous owner	(2,251)	-	-
Capital contributions by predecessor	13,679	17,947	4,212
Net cash provided by financing activities	215,034	153,782	23,087

Net increase in cash and cash equivalents	18,678	1,232	(4)
Cash and cash equivalents at beginning of period	1,239	7	11
Cash and cash equivalents at end of period	$19,917	$1,239	$7

Supplemental Cash Flow information
Cash paid for interest	$12,250	$4,713	$223

The accompanying notes are an integral part of these
 consolidated and predecessor combined financial statements.

Capital Product Partners L.P.
Notes to the Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

1.	Basis of Presentation and General Information

CAPITAL PRODUCT PARTNERS L.P. (the “Partnership” or “CPP”) was formed on January 16, 2007 under the laws of the Marshall Islands for the purpose of acquiring interests in eight wholly owned subsidiaries of Capital Maritime & Trading Corp. (“CMTC”), each of which owned a newly built, double-hull medium-range product tanker (the “Initial Vessels”).

The Partnership is engaged in the seaborne transportation services of crude oil and refined petroleum products, edible oils and soft chemicals, by chartering its vessels under medium to long-term time and bareboat charters.

On April 4, 2007 the Initial Public Offering (the “IPO”or the “Offering”) of CPP on the NASDAQ Global Market was completed successfully. Upon completion of the IPO CMTC contributed the shares of the Initial Vessel owning companies to the Partnership. In exchange for the vessels, CMTC received 11,750,000 common units and 8,805,522 subordinated units of the Partnership. Capital GP L.L.C. (“CGP”), a wholly owned subsidiary of CMTC that acts as the Partnership’s general partner, received 419,500 general partner units. The net proceeds of the IPO were $236,330 (after underwriters’ discount) and were used by CMTC in order to repay the existing debt of the Initial Vessels’ of $213,917 (including interest of $74) and all the expenses relating to the IPO. The Partnership issued an additional 1,762,500 common units to the underwriters in connection with the exercise of their over-allotment option. CMTC sold these units to the public (through the underwriters) receiving an additional amount of $34,143. In connection with the exercise of the over-allotment option the Partnership issued an additional 35,970 general partner units to CGP in order to maintain its 2% ownership. Following the Offering the Partnership remitted a cash dividend of $25,000 to CMTC.

Upon completion of the IPO, the Partnership entered into several new agreements, including:

•
An omnibus agreement with CMTC, CGP and others governing, among other things, the circumstances under which the Partnership and CMTC can compete with each other and certain rights of first offer on medium range product tankers;

•
A management agreement with Capital Shipmanagement Corp. (the “Manager” or “CSM”), a wholly owned subsidiary of CMTC, pursuant to which the Manager agreed to provide commercial and technical management services to the Partnership;

•	An administrative services agreement with the Manager pursuant to which the Manager agreed to provide administrative management services to the Partnership; and

•
A share purchase agreement with CMTC to purchase for a total consideration of $368,000 its interests in seven wholly owned subsidiaries each of which owns a newly built, double-hull medium-range product tanker (the “Committed Vessels”). The Committed Vessels have been or will be transferred to the Partnership at historical cost and all assets and liabilities of vessel owning subsidiaries other than vessels at the transfer date were or will be assumed by CMTC. On May 8, July 13, September 20, and September 28, 2007 the Partnership remitted to CMTC the amount of $224,000 in exchange for the acquisition of the shares in the vessel-owning companies of the vessels: “Motor Tanker (“M/T”) Atrotos”, “M/T Akeraios”, “M/T Apostolos”, and “M/T Anemos I”, (four of the seven Committed Vessels) respectively.  On September 24, 2007 the partnership remitted to CMTC the amount of $23,000 in exchange for the acquisition of the shares in the vessel owning company of M/T Attikos, (this vessel was not part of the Committed Vessels) a 2005-built double hull product tanker which has a capacity of 12,000 DWT.

•	Revolving credit facility of up to $370,000 and swapped the interest portion for $346,500 in order to reduce the exposure of interest rates fluctuations (Note 2);

Since April 4, 2007, CMTC, the Partnership’s ultimate parent as determined by the provision of Emerging Issues Task Force Issue (“EITF”) No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” was deemed to have control over the Partnership and included the Partnership’s accounts, balances results of operations in its consolidated financial statements.

Capital Product Partners L.P.
Notes to the Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

1.	Basis of Presentation and General Information – Continued

Following the guidance provided by the provision of EITF No. 87-21 “Change of Accounting Basis in Master Limited Partnerships” the “Initial Vessels” were transferred to the partnership at historical cost at the date of transfer and accounted for as a combination of entities under common control.  All assets, liabilities and equity other than the relevant vessel, related charter agreement and related permits, of these vessels’ ship-owning companies were retained by CMTC.

As required by the provision of Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS No. 141”), the Partnership accounted for the acquisition of the vessel owning company of M/T Attikos as a transfer of net assets between entities under common control. For combinations of entities under common control, the purchase cost provisions (as they relate to purchase business combinations involving unrelated entities) of SFAS No. 141 explicitly do not apply; instead the method of accounting prescribed by SFAS No. 141 for such transfers is similar to pooling -of-interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination (that is, no recognition is made for a purchase premium or discount representing any difference between the cash consideration paid and the book value of the net assets acquired).

Following the acquisition of the shipowning company of M/T Attikos from CMTC the Partnership recognized the vessel acquired at its carrying amounts (historical cost) in the accounts of CMTC (the transferring entity) at the date of transfer. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred at the beginning of the period, and prior years are retroactively adjusted to furnish comparative information similar to the pooling method. The amount of the purchase price in excess of CMTC’s basis in the net assets is recognized as a reduction to partners’ equity.

The acquisition of the Committed Vessels through the acquisition of the shares of the vessel owning companies represents acquisition of assets (“vessels”), as the vessels were built by an unrelated party. The vessels were delivered to CMTC from the shipyard and on the same date the Partnership acquired the shares of the vessel owning companies. These vessel owning companies did not have an operating history, as such, there is no information to retroactively restate that should be considered. Accordingly the four Committed Vessels (M/T Atrotos, M/T Akeraios, M/T Apostolos, and M/T Anemos I) were transferred to the Partnership at historical cost of CMTC at the date of transfer. All assets, other than the vessels, liabilities and equity that the shipowning companies of the Committed Vessels had at the time of the transfer were retained by CMTC.

Predecessor combined information presented in these financial statements reflect the historical carrying costs of the contributed companies, as each vessel owning company was under the common control of CMTC, and is collectively referred to as “Predecessor Combined” financial statements, which include the balance sheet at December 31, 2006 of the Initial Vessels and M/T Attikos and results of operations and cash flows of the Initial Vessels from January 01, 2005 to April 03, 2007 and of the M/T Attikos from January 01, 2005 to September 23, 2007. Financial statements presented reflecting Partnerships’ balance sheet at December 31, 2007 and results of operations and cash flows from April 4, 2007 (Offering closing date) to December 31, 2007 are referred to as “consolidated” financial statements.

As of December 31, 2007, CMTC owned 8,805,522 subordinated units directly and 455,470 subordinated units indirectly, through CGP, which represent a 40.7% interest in the Partnership including a 2% participation through CGP.

Capital Product Partners L.P.
Notes to the Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

1.	Basis of Presentation and General Information – Continued

The consolidated and predecessor combined financial statements include the following vessel owning companies and management company which were all incorporated under the laws of the Marshall Islands.

Subsidiary/ Vessel Owing Company	Date of Incorporation	Name of Vessel Owned by Subsidiary	DWT	Delivery Date from Shipyard

Capital Product Operating GP	01/16/2007	-	-	-
Shipping Rider Co.	09/16/2003	M/T Atlantas	36,760	04/26/2006
Canvey Shipmanagement Co.	03/18/2004	M/T Assos	47,872	05/17/2006
Centurion Navigation Limited	08/27/2003	M/T Aktoras	36,759	07/12/2006
Polarwind Maritime S.A.	10/10/2003	M/T Agisilaos	36,760	08/16/2006
Carnation Shipping Company	11/10/2003	M/T Arionas	36,725	11/02/2006
Apollonas Shipping Company	02/10/2004	M/T Avax	47,834	01/12/2007
Tempest Maritime Inc.	09/12/2003	M/T Aiolos	36,725	03/02/2007
Iraklitos Shipping Company	02/10/2004	M/T Axios	47,872	02/28/2007
Epicurus Shipping Company	02/11/2004	M/T Atrotos	47,786	05/08/2007
Laredo Maritime Inc.	02/03/2004	M/T Akeraios	47,781	07/13/2007
Lorenzo Shipmanagement Inc.	05/26/2004	M/T Apostolos	47,782	09/20/2007
Splendor Shipholding S.A.	07/08/2004	M/T Anemos I	47,782	09/28/2007
Ross Shipmanagement Co.	12/29/2003	M/T Attikos	12,000	01/20/2005

Capital Product Partners L.P.
Notes to the Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

2.	Significant Accounting Policies

(a)
Principles of Consolidation and Combination: The accompanying consolidated and predecessor combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and include the accounts of the legal entities comprising the Partnership as discussed in Note 1. Intra-group balances and transactions have been eliminated upon consolidation and combination.  Intercompany balances and transactions with CMTC and its affiliates have not been eliminated, but are presented as balances and transactions with related parties.

(b)
Use of Estimates: The preparation of consolidated and predecessor combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates. Additionally, these consolidated financial statements include allocations for certain expenses, including corporate overhead expenses that are normally incurred by a listed company, such expenses have not incurred in the periods covered by the Predecessor Combined financial statements.

(c)
Other Comprehensive Income (Loss): The Partnership follows the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 130 “Statement of Comprehensive Income” ("SFAS 130") which requires separate presentation of certain transactions, which are recorded directly as components of partners’ / stockholders’ equity. For the year ended December 31, 2007 the Partnership had accumulated other Comprehensive Loss of $10,288, related to the change of the fair value of derivatives that qualify for cash flow hedge accounting.

(d)
Accounting for Revenue, Voyage and Operating Expenses: The Partnership generates its revenues from charterers for the charterhire of its vessels.  Vessels are chartered using either time charters or bareboat charters.  A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charterhire rate, which is generally payable monthly in advance.  Some of the Partnership’s time charters also include profit sharing provisions, under which the Partnership can realize additional revenues in the event that spot rates are higher than the base rates in these time charters. A bareboat charter is a contract in which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, which is generally payable monthly in advance, and the customer generally assumes all risk and costs of operation during the lease term.

All of the Partnership’s time charters and bareboat charters are classified as operating leases. Revenues under operating lease arrangements are recognized when a charter agreement exists, charter rate is fixed and determinable, the vessel is made available to the lessee, and collection of the related revenue is reasonably assured. Revenues are recognized ratably on a straight line basis over the period of the respective time or bareboat charter agreement in accordance with SFAS No. 13 “Accounting for Leases”, paragraph 19b. Revenues from profit sharing arrangements in time charters represent 50 % portion of time charter equivalent (voyage income less direct expenses divided by operating days), that exceeds the agreed base rate and are recognized in the period earned. Deferred revenue represents cash received in advance of being earned. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the rest as long term liability.

Vessel voyage expenses are direct expenses to voyage revenues and primarily consist of commissions, port expenses, canal dues and bunkers. Commissions are expensed over the related charter period and all the other voyage expenses are expensed as incurred. Under the Partnership’s time and bareboat charter agreements, all voyages expenses, except commissions, are assumed by the charterer. With the exception of our Morgan Stanley Capital Group Inc. time charter agreements where the charterer is responsible for the commissions, we are liable for commissions on all of our time and bareboat charter agreements.

Vessel operating expenses presented in the consolidated financial statements consist of management fees payable to the Manager. The Manager provides commercial and technical services such as crewing, repairs and maintenance, insurance, stores, spares, lubricants through a management agreement for a fixed daily fee of $5.5 per vessel for the time chartered vessels. The fee also includes expenses related to the next scheduled special or intermediate survey as applicable and related drydocking for each vessel.  For bareboat chartered vessels, the bareboat charterer is responsible for operating expenses such as crewing, repairs and maintenance, insurance, stores, spares, lubricants and the Partnership pays a fixed daily fee of $0.3 to the Manager for expenses mainly to cover compliance costs. Vessel operating expenses presented in the predecessor combined financial statements consist of all expenses relating to the operation of the vessels including crewing, repairs and maintenance, insurances, stores and lubricants, management fees and miscellaneous expenses.

Capital Product Partners L.P.
Notes to the Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

2.	Significant Accounting Policies – Continued

(d)	Accounting for Revenue, Voyage and Operating Expenses (continued): Vessel operating expenses are expensed as incurred.

(e)
Foreign Currency Transactions: The functional currency of the Partnership is the U.S. dollar because the Partnership’s vessels operate in international shipping markets that utilize the U.S. dollar as the functional currency. The accounting records of the Partnership are maintained in U.S. dollars.  Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions.  At the balance sheet dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. dollar, are translated into the functional currency using the exchange rate at that date.  Gains or losses resulting from foreign currency transactions and translations are included in foreign currency gains and losses, net in the accompanying consolidated and predecessor combined statements of income.

(f)
Cash and Cash Equivalents: The Partnership considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(g)
Restricted Cash:  In order for the Partnership to comply with the debt covenants under its credit facility it must maintain a minimum cash at bank available at all times. Such amount is considered by the Partnership as restricted cash. As of December 31, 2007, restricted cash amounted to $3,250 and is presented under other non current assets.

(h)
Trade Accounts Receivable: The amount shown as trade accounts receivable primarily consists of profit share earned but not yet collected. At each balance sheet date all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No allowance for doubtful accounts was established at December 31, 2007 and 2006.

(i)	Inventories: Inventories consist of consumable bunkers, lubricants, spares and stores and are stated at the lower of cost or market value. The cost is determined by the first-in, first-out method.

(j)
Fixed Assets: Fixed assets consist of vessels and vessels under construction. The vessels are stated at cost, less accumulated depreciation.  Vessel cost consists of the contract price for the vessel and any material expenses incurred upon their construction (improvements and delivery expenses, on-site supervision costs incurred during the construction periods, as well as capitalized interest expense during the construction period). The cost of each of the Partnership’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessels’ remaining economic useful life, after considering the estimated residual value. Management estimates the useful life to be 25 years.

(k)
Impairment of Long-lived Assets: The Partnership applies SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS 144”) which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use is recognized when the estimate of undiscounted cash flows expected to be generated by the use and eventual disposition of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset. The Partnership regularly assesses whether impairment indicators are present. No impairment loss was recorded for any of the periods presented.

(l)
Deferred Finance Charges: Fees paid to lenders for obtaining new loans or refinancing existing loans are capitalized as deferred finance charges and amortized to interest expense over the term of the respective loan using the effective interest rate method.

(m)
Pension and Retirement Benefit Obligations: The vessel-owning companies included in the consolidated and predecessor combined financial statements employ the crew on board under short-term contracts (usually up to seven months) and accordingly, they are not liable for any pension or post retirement benefits.

Capital Product Partners L.P.
Notes to the Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

2.	Significant Accounting Policies – Continued

(n)
Concentration of Credit Risk: Financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Partnership places its cash and cash equivalents, consisting mostly of deposits, with financial institutions with high credit ratings. The Partnership performs periodic evaluations of the relative credit standing of those financial institutions. Most of the Partnership’s revenues were derived from a few charterers. For the year ended December 31, 2007 British Petroleum Shipping Limited and Morgan Stanley Capital Group Inc. accounted for 64% and 28% of Partnership’s revenue, respectively.

For the year ended December 31, 2006 British Petroleum Shipping Limited, Morgan Stanley Capital Group Inc. and Canterbury Tankers Inc accounted for 53%, 23% and 24% of the Predecessor revenue, respectively.  For the year ended December 31, 2005 the charterers Canterbury Tankers Inc., and Pacific International accounted for 69% and 16%, of the Predecessor's revenue, respectively. The Partnership does not obtain rights of collateral from its charterers to reduce its credit risk.

(o)
Fair Value of Financial Instruments: The carrying value of trade receivables, accounts payable, current accrued liabilities and interest rates swaps approximates fair value. The fair values of long-term variable rate bank loans approximate the recorded values, due to their variable interest rates.

(p)
Interest Rate Swap Agreements:  The Partnership designates its derivatives based upon the criteria established by SFAS No. 133 Accounting for derivative instruments and hedging activities which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133, as amended by Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities—An amendment of SFAS 133, ("SFAS 138") and Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, ("SFAS 149"), requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.  The accounting for the changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation.  For a derivative that does not qualify as a hedge, the change in fair value is recognized at the end of each accounting period on the income statement.  For a derivative that qualifies as a cash flow hedge, the change in fair value is recognized at the end of each reporting period in other comprehensive income/ (loss) (effective portion) until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized in the income statement.

The Partnership entered into eight interest rate swap agreements that were transferred from CMTC through novation agreements on April 4, 2007, (“Novation Date”) in order to reduce its exposure to cash flow risks from fluctuating interest rates for an amount of $326,000, of which we have drawn down $302,000, arising from the revolving credit facility that the Partnership entered into on March 22, 2007. These swap agreements fix the LIBOR portion of interest rate at 5.1325% for a period up to June 29, 2012. The Partnership at the Novation Date recognized a loss of $3,763 in its income statement which resulted from the valuation of the eight interest rate swap agreements.

On September 20, 2007 the Partnership entered into an additional interest rate swap agreement in order to reduce its exposure to cash flow risks from fluctuating interest rates for an amount of $20,500 arising from the drawn-down under the existing revolving credit facility for the purchase of “M/T Attikos”.  The swap agreement fixes the LIBOR portion of interest rate at 4.925% for a period up to June 29, 2012.

Capital Product Partners L.P.
Notes to the Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

2.	Significant Accounting Policies – Continued

(p)
Interest Rate Swap Agreements (continued):  As of December 31, 2007 the Partnership’s nine interest rate swaps qualify as a cash flow hedge and the changes in their fair value are recognized in accumulated other comprehensive (loss).

Bank	Currency	Notional Amount	Fixed rate	Trade date	Value date	Maturity date	Fair market value as of Dec. 31, 2007
HSH Nordbank AG	USD	30,000	5.1325%	02.20.2007	04.04.2007	06.29.2012	$(1,246)
HSH Nordbank AG	USD	56,000	5.1325%	02.20.2007	05.08.2007	06.29.2012	(2,326)
HSH Nordbank AG	USD	56.000	5.1325%	02.20.2007	07.13.2007	06.29.2012	(2,326)
HSH Nordbank AG	USD	56,000	5.1325%	02.20.2007	09.28.2007	06.29.2012	(2,326)
HSH Nordbank AG	USD	56,000	5.1325%	02.20.2007	09.20.2007	06.29.2012	(2,266)
HSH Nordbank AG	USD	24,000	5.1325%	02.20.2007	01.15.2008	06.29.2012	(1,004)
HSH Nordbank AG	USD	24,000	5.1325%	02.20.2007	01.15.2008	06.29.2012	(1,004)
HSH Nordbank AG	USD	24,000	5.1325%	02.20.2007	08.15.2008	06.29.2012	(891)
HSH Nordbank AG	USD	20,500	4.9250%	09.20.2007	09.24.2007	06.29.2012	(662)

Total derivative instruments fair value							$(14,051)

(q)
Net Income (loss) Per Limited Partner Unit: Basic and diluted net income per limited partner unit is calculated by dividing limited partners’ interest in net income, less pro forma general partner incentive distributions under EITF Issue No. 03-6, “Participating Securities and the Two — Class Method Under FASB Statement No. 128”, or EITF 03-6, by the weighted-average number of outstanding limited partner units during the period (Note 12). Diluted net income per limited partner unit reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Partnership had no dilutive securities outstanding during the year ended December 31, 2007.

(r)
Income Taxes: The Partnership is not subject to the payment of any income tax on its income. Instead, a tax is levied based on the tonnage of the vessels, which is included in operating expenses (Note 9).

(s)
Segment Reporting: The Partnership reports financial information and evaluates its operations by charter revenues and not by the length or type of ship employment for its customers, i.e. time or bareboat charters. The Partnership does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Partnership has determined that it operates under one reportable segment. Furthermore, when the Partnership charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

(t)
Recent Accounting Pronouncements: In September 2006 the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”). SFAS 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date.”  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Partnership is currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.

Capital Product Partners L.P.
Notes to the Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

2.	Significant Accounting Policies – Continued

(t)
Recent Accounting Pronouncements (continued):  In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”).  SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with changes in fair value recognized in earnings.  SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. On January 01, 2008 the Partnership did not make any fair value elections.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS No. 141(R)”).  SFAS No. 141(R) supersedes SFAS No. 141 and establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquired. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related FASB Statement No. 160, Non controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS No. 160”). The Partnership is currently evaluating the effect, if any, this statement may have on future financial statements.

In December 2007, the FASB issued SFAS No. 160. This Statement establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective as of the beginning of a company’s fiscal year beginning after December 15, 2008. The Partnership is currently evaluating the effect that this statement may have on future financial statements.

In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Partnership is currently evaluating the effect that this statement may have on future financial statements.

Capital Product Partners L.P.
Notes to the Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

3.	Transactions with Related Parties

Since April 4, 2007, the Partnership and its subsidiaries, have related party transactions only with the Manager, a wholly-owned subsidiary of CMTC, which provides management services to the Partnership for a total daily fixed fee of $5.5 and $0.3 for the time and bare boat chartered vessels respectively. The daily fixed fee for the time chartered vessels also includes expenses related to the next scheduled special or intermediate survey as applicable and related drydocking for each vessel.  Total management fees charged by the Manager for the period from April 4, to December 31, 2007 were $11,573 and are included in “Vessel operating expenses – related party” in the consolidated income statement.

On April 4, 2007, the Partnership entered into an administrative services agreement with the Manager, pursuant to which the Manager will provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, clerical, and other administrative services. The Partnership reimburses the Manager for reasonable costs and expenses incurred in connection with the provision of these services within 15 days after the Manager submits to the Partnership an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. The Manager did not charge any fees in connection with this agreement for the year ended December 31, 2007.

However, the Manager invoiced the Partnership for payments that it made on the Partnership’s behalf. As of December 31, 2007, the total outstanding amount due to Manager was $28.

The vessel owning companies of the Initial Vessels and the vessel owning company of M/T Attikos had related party transactions with CMTC and its subsidiaries before their acquisition by CPP mainly for the following reasons:

•	Loan agreements that CMTC entered into, acting as the borrower, for the financing of the construction of five of the Initial Vessels,
•	Manager payments on behalf of the vessel owning companies and hire receipts from charterers,
•
Manager fixed monthly fees, (which were based on agreements with different terms and conditions than those in the Partnership’s administrative and management agreements) for providing services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, (Note 8),

•	Funds advanced/received to/from entities with common ownership, and
•	Loan draw downs in excess of the advances made to the shipyard by the Manager for the funding of vessels’ extra costs.

Balances with related parties consisted of the following:

	As of December 31, 2007	Predecessor Combined Balance as of December 31, 2006

I. Due From:
Vessels’ operation (a)	$-	$4,429
Manager - loan surplus (b)	-	500
Other affiliated companies (c)	-	25
Total due from:	$-	$4,954

II. Due To:
CMTC – loans current portion (d)	$-	$8,042
CMTC – loans long-term portion (d)	-	87,498
Manager – payments on behalf of vessel-owning companies (e)	-	1,867
Manager – payments on behalf of Capital Product Partners L.P. (f)	28	-
Other affiliated companies (c)	-	32
Total due to:	$28	$97,439

Capital Product Partners L.P.
Notes to the Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

3.	Transactions with Related Parties – Continued

(a)
Vessels’ Operation: The balance in this line-item relates to funds that are received from charterers less disbursements made by the Manager on behalf of the vessel-owning subsidiaries with operations.  As of December 31, 2007 and December 31 2006, this line item balance amounted to $0 and $4,429 respectively.

(b)
Manager - Loan Surplus: The balance in this line-item related to the loan proceeds of M/T Axios in excess of advances made to the shipyard by the Manager. This excess was used in 2007 for the vessel’s extra costs in accordance with the loan agreement.

(c)	Other Affiliated Companies: The balance in this line-item related to funds advanced/received to/from entities with common ownership.

(d)
CMTC Loans: For the financing of the construction of the M/T Atlantas, M/T Aktoras, M/T Aiolos, M/T Avax M/T Assos, CMTC was the borrower under loan agreements with three separate banks and the vessel-owning companies acted as guarantors under these loans (related party loans).

As of December 31, 2006, the balance on these loans was $95,540.  A summary of the CMTC loans is shown below:

		Vessel	As of December 31, 2007	Predecessor Combined Balances as of December 31, 2006

(i)	Issued on November 25, 2005 Maturing in April, 2017	M/T Atlantas	-	$25,190
(ii)	Issued on December 23, 2005 Maturing in July, 2016	M/T Aktoras	-	25,283
(iii)	Issued on October 18, 2005 Maturing in February, 2017	M/T Aiolos	-	6,920
(iv)	Issued on December 23, 2005 Maturing in May, 2016	M/T Assos	-	30,477
(v)	Issued on October 18, 2005 Maturing in January, 2017	M/T Avax	-	7,670
	Total		-	$95,540
	Less: Current portion		-	8,042
	Long-term portion		-	$87,498

All of the above bank loans bore interest at LIBOR plus a margin between 90 and 95 basis points payable quarterly or semi-annually. Each bank loan is secured by a first preferred mortgage on the respective vessel or vessels and a general assignment of the earnings, insurances, mortgage interest insurance, and requisition compensation of the respective vessel or vessels. The weighted average interest rate for the year ended December 31, 2006 was 6.18%. Interest expense for related party loans amounted to $1,839, $3,144 and $81 for the year ended December 31, 2007, 2006 and 2005 respectively.

The loan agreements contained other customary ship finance covenants, including restrictions as to: changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of vessels, the minimum cash requirement, as well as minimum requirements as to the applicable vessels’ market value and insured value in relation to the outstanding balance of the applicable loan. Also the borrower may pay dividends or make distributions when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. As of December 31, 2006, we were in compliance with all debt covenants.

On April 4, 2007, following completion of the IPO, CMTC settled all outstanding loan balances on the M/T Atlantas, M/T Aktoras, M/T Aiolos, M/T Avax and M/T Assos, amounting to $133,958, with the proceeds of the IPO. These vessels were contributed debt-free to the Partnership.

(e)	Manager - Payments on Behalf of Vessel-owning Companies: This payable includes the settlement of vessel obligations related to pre-delivery expenses and amounted to $1,867 as of December 31, 2006.

Capital Product Partners L.P.
Notes to the Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

3.	Transactions with Related Parties – Continued

(f)
Manager - Payments on Behalf of Capital Product Partners L.P.: Following the IPO, the Manager is invoicing the Partnership for payments that it makes on behalf of the Partnership and its subsidiaries. The Partnership’s total outstanding balance due to Manager as of December 31, 2007 amounted to $28.

4.	Vessels and Vessels under Construction

An analysis of vessels and vessels under construction is as follows:

	As of December 31, 2007	Predecessor Combined Balances as of December 31, 2006
Cost:
Vessels	$445,918	$182,533
Advances for vessels under construction	-	29,225
Total cost	445,918	211,758
Accumulated depreciation	(16,747)	(3,730)
Vessels, net	$429,171	$178,803
Vessels under construction	$-	$29,225

The Partnership’s vessels (M/T Atlantas, M/T Aktoras, M/T Agisilaos, M/T Arionas, M/T Aiolos, M/T Avax,  M/T Axios, M/T Attikos,  M/T Atrotos M/T Akeraios, M/T Assos, M/T Apostolos, and M/T Anemos I), having total net book value $429,171 as of December 31, 2007 have been provided as collateral to secure the revolving credit facility of up to $370,000.

In the table above, the capitalized interest for the years ended December 31, 2007, 2006 and 2005 amounted to $223, $1,455 and $81, respectively.

On May 8, July 13, September 20, September 24, and September 28, 2007 the Partnership acquired from CMTC the shares of vessel owning companies of M/T Atrotos, M/T Akeraios, M/T Apostolos, M/T Attikos, and M/T Anemos I, respectively for a total purchase price of $247,000. The vessels have been recorded in the Partnership’s financial statements at the amount of $166,134 which represents net book value of vessels reflected in CMTC consolidated financial statements at the time of transfer to the Partnership. The amount of the purchase price in excess of CMTC’s basis of the assets of $80,866 was recognized as a reduction of partners’ equity and is presented as a financing activity in the statement of cash flows.

Capital Product Partners L.P.
Notes to the Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

5.	Long-Term Debt

Long-term debt consists of the following:

	Bank Loans	Vessel Entity	As of December 31, 2007	Predecessor Combined Balances as of December 31, 2006

(i)	Issued on October 31, 2006 Maturing in October 2016	M/T Arionas	$-	$26,180
(ii)	Issued on August 14, 2006 Maturing in August 2016	M/T Agisilaos	-	25,740
(iii)	Pre-delivery facility issued on July 18, 2006 and refinanced on February 28, 2007 (Vessel’s delivery date)	M/T Axios	-	5,613
(iv)	Issued on March 4, 2005 Maturing March 4, 2015	M/T Attikos	-	7,750
(v)	Issued on April 4, 2007 maturing on June 30, 2017	Capital Product Partners L.P.	274,500	-
	Total		$274,500	$65,283
	Less: Current portion		-	6,029
	Long-term portion		$274,500	$59,254

On April 4, 2007, the M/T Arionas’, M/T Agisilaos’ and M/T Axios’ outstanding loan balances, which amounted to $79,885, were settled in full by the Offering proceeds (Note 1). Furthermore, on September 6, 2007 the M/T Attikos outstanding loan balance, which amounted to $7,000, was fully paid by CMTC. Interest expense for the M/T Agisilaos, M/T Axios, M/T Arionas and M/T Attikos amounted to $1,313, $1,389 and $381 for the years ended December 31, 2007, 2006 and 2005.

On March 22, 2007, the Partnership entered into a loan agreement with a syndicate of financial institutions including HSH Nordbank AG, Hamburg for a revolving credit facility, of up to $370 million for the financing of the acquisition cost, or part thereof, up to fifteen medium range product tankers.  The loan agreement was amended on September 19, 2007 to include the financing of the acquisition cost of “M/T Attikos”. The credit facility (as amended) is divided into four Tranches. Tranche A amounting to $30,000 was drawn on April 4, 2007. Tranche B amounting to $224,000 was drawn in four installments of $56,000 each on May 8, July 13, September 20, and September 28 2007. Tranche C amounting to $86,000 will be utilized to partly finance the acquisition of the last three “Committed Vessels” during 2008, and Tranche D amounting to $30,000 of which $20,500 have been drawn-down on September 24, 2007 was utilized to partly finance the acquisition of M/T Attikos.

As of December 31, 2007, the Partnership recorded interest expense of $7,400 relating to its revolving credit facility. As of December 31, 2007, $86,000 from Tranche C and $9,500 from Tranche D of the revolving credit facility had not been drawn down. Loan commitment fees are calculated at 0.20% p.a. on any amount not drawn-down and are paid quarterly.

Borrowings under this credit facility are jointly and severally secured by the owning companies of the fifteen vessels (Initial and Committed Vessels) and the M/T Attikos and bear interest at a rate of 0.75% per annum over US$ LIBOR.  The loan will be repaid in twenty equal consecutive three month instalments commencing on September 30, 2012 plus a balloon payment due in June, 2017.

The credit facility has a general assignment of the earnings, insurances and requisition compensation of the respective vessel or vessels. Each also requires additional security, including: pledge and charge on current account; corporate guaranteed from each of the sixteen vessel owning companies, and mortgage interest insurance. Following the swap agreements that the Partnership entered into upon the Offering completion (Note 2) the interest rate for period from April 4, 2007 to December 31, 2007 is fixed at 5.1325% for Tranches A and B and 4.9250% for Tranche D.  The fixed interest rate of 5.1325% and 4.9250% will be valid up to June 29, 2012.

Capital Product Partners L.P.
Notes to the Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

5.	Long-Term Debt – Continued

The loan agreement also contains other customary ship finance covenants, including restrictions as to: changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of vessels, the ratio of EBITDA to Net Interest Expenses shall be no less than 2:1, minimum cash requirement of $500 per vessel of which 50% may be constituted by undrawn commitments under the revolving facility as well as minimum requirements as to the applicable vessels’ market value and insured value in relation to the outstanding balance of the applicable loan. Also the vessel owning companies may pay dividends or make distributions when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. As of December 31, 2007, the Partnership was in compliance with all debt covenants.

The required annual loan payments to be made subsequent to December 31, 2007 are as follows:

Year ending December 31	Bank Loan Repayment Schedule
2008	$-
2009	-
2010	-
2011	-
2012	13,725
Thereafter	260,775
Total	$274,500

6.	Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31, 2007	Combined Balances as of December 31, 2006 Predecessor
Accrued loan interest and loan fees	$2	$1,513
Accrued wages and crew expenses	-	248
Accrued other operating expenses	-	172
Accrued voyage expenses and commission	184	35
Accrued insurance	-	23
Accrued general and administrative	63	-
Total	$249	$1,991

Capital Product Partners L.P.
Notes to the Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

7.	Deferred Charges

Deferred charges are analyzed as follows:

Deferred Finance Charges

Predecessor Combined Balance as of January 1, 2005	-
Additions	392
Amortization	(4)
Predecessor Combined Balance as of December 31, 2005	$388
Additions	285
Amortization	(41)
Predecessor Combined Balance as of December 31, 2006	632
Amortization for the period from January 1, 2007 to April 3, 2007 for the Initial Vessels	(20)
Amortization for the period from January 1, 2007 to September 23, 2007 for M/T Attikos	(18)
Deferred loan fees assumed by CMTC on April 3, 2007	(594)
Additions (new credit facility of up to $370 million)	1,022
Amortization of new credit facility loan fees	(74)
Balance as of December 31, 2007	$948

Deferred Dry Docking
Predecessor Combined Balance as of December 31, 2006	-
Addition Dry Docking of M/T Attikos	921
Amortization for the period from July to September 23, 2007	(92)
Deferred Dry Docking assumed by CMTC on September 23, 2007	(829)
Balance as of December 31, 2007	$-

Capital Product Partners L.P.
Notes to the Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

8.	Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses consist of the following:

	For the year ended December 31,
	2007 (Note 1)	2006 (Note 1)	2005 (Note 1)
Voyage expenses	$770	$373	$520

Voyage expenses consist of:
Commissions	695	339	134
Port expenses	-	-	218
Bunkers	-	-	164
Other	75	34	4
Total	770	373	520

Vessel operating expenses	3,196	4,043	1,932
Vessel operating expenses – related parties (Note 3)	12,283	890	216
Total	15,479	4,933	2,148

Vessel operating expenses consist of:
Crew costs and related costs	1,895	2,000	705
Insurance	218	421	96
Spares, repairs, maintenance and other	593	706	756
Stores and lubricants	329	714	309
Management fees(Note 3)	12,283	890	216
Other operating expenses	161	202	66
Total	$15,479	$4,933	$2,148

9.	Income Taxes

Under the laws of the countries of the vessel-owning subsidiaries’ incorporation and/or vessels’ registration, these companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying predecessor combined statements of operations.

Based on its current operations, the Partnership does not expect to have U.S. source domestic transportation income.  However, certain of the Partnership’s activities give rise to U.S. Source International Transportation Income, and future expansion of the Partnership’s operations could result in an increase in the amount of U.S. source international transportation income, as well as give rise to U.S. Source Domestic Transportation Income, all of which could be subject to U.S. federal income taxation, unless the exemption from U.S. taxation under Section 883 of the Code applies.

Capital Product Partners L.P.
Notes to the Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

10.	Cash Flow

The following assets, liabilities and equity accounts were retained by CMTC on April 3, 2007 and September 23, 2007, when the shares of the initial vessels’ owning companies and M/T Attikos owning company were transferred from CMTC to the Partnership respectively (Note 1). The cash flow for the year ended December 31, 2007 is adjusted accordingly to exclude the following assets, liabilities and equity accounts as they did not result in cash inflows or outflows in consolidated and predecessor combined financial statements:

	Balances assumed by CMTC on September 23, 2007	Balances assumed by CMTC on April 3, 2007

Cash and cash equivalents	$-	$2,251
Trade receivables	118	1,922
Insurance claims	1	70
Due from related parties	-	7,598
Prepayments and other	116	241
Inventories	54	274
Deferred charges	829	594
Total assets	1,118	12,950

Trade accounts payable	651	1,744
Accrued interest and other liabilities	273	570
Due to related parties	5,153	364
Deferred revenue	228	4,985
Long term debt	-	213,843
Total liabilities	6,305	221,506
Net liabilities assumed by CMTC	5,187	208,556

Contribution to the Partnership	(9,064)	(218,475)
Retained earnings assumed by CMTC	3,877	9,919
Net Partners’ / Stockholders’ Equity contributed by CMTC	$(5,187)	$(208,556)

The cash and cash equivalents of $2,251 as of April 3, 2007 is presented as cash dividend in the accompanying cash flow statement for the year ended December 31, 2007.

Capital Product Partners L.P.
Notes to the Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

11.	Partnership Equity and Distributions

General: The partnership agreement requires that within approximately 45 days after the end of each quarter, beginning with the quarter ending June 30, 2007, all of the Partnership’s available cash will be distributed to unitholders of record on the applicable record date.

Definition of Available Cash:  Available Cash, for each fiscal quarter, consists of all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by our board of directors to:
o	provide for the proper conduct of Partnership’ s business (including reserves for future capital expenditures and for our anticipated credit needs);
o	comply with applicable law, any of Partnership’s debt instruments, or other agreements; or
o	provide funds for distributions to Partnership’s unitholders and to general partner for any one or more of the next four quarters;

•
plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreement and in all cases are used solely for working capital purposes or to pay distributions to partners.

General Partner Interest and Incentive Distribution Rights: The General Partner has a 2% interest in the Partnership as well as the incentive distribution rights.

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. The Partnership’s general partner as of December 31, 2007, holds the incentive distribution rights.

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and general partner up to the various target distribution levels. The amounts set forth under ‘‘Marginal Percentage Interest in Distributions’’ are the percentage interests of the unitholders and general partner in any available cash from operating surplus that is being distributed up to and including the corresponding amount in the column ‘‘Total Quarterly Distribution Target Amount,’’ until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

				Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount			Unitholders	General Partner

Minimum Quarterly Distribution		$0.3750		98%	2%
First Target Distribution	up to	$0.4313		98%	2%
Second Target Distribution	above	$0.4313	up to $0.4688	85%	15%
Third Target Distribution	above	$0.4688	up to $0.5625	75%	25%
Thereafter	above	$0.5625		50%	50%

Subordinated Units: All of the Partnership’s subordinated units are held by CMTC. The Partnership agreement provides that, during the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3750 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Capital Product Partners L.P.
Notes to the Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

11.	Partnership Equity and Distributions – Continued

 Distributions of Available Cash From Operating Surplus During the Subordination Period: The Partnership agreement requires that  we will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•
first, 98% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•
second, 98% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•
third, 98% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

Thereafter, in the manner described in the above table under section “General Partner Interest and Incentive Distribution Rights”.

 Distributions of Available Cash From Operating Surplus After the Subordination Period: Our Partnership agreement requires that we will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

Thereafter, in the manner described in the above table under section “General Partner Interest and Incentive Distribution Rights”.

As of December 31, 2007 our partners’ capital included the following units:

As of December 31, 2007
Common units	13,512,500
Subordinated units	8,805,522

Number of limited partners’ units outstanding	22,318,022

General Partners units	455,470

Total partnership’s units	22,773,492

As of December 31, 2007, the Partnership’s common units consisted of 13,512,500 units held by third parties, 8,805,522 subordinated units held by CMTC and 455,470 general partner units held by CGP a wholly owned subsidiary of CMTC.

On August 14, 2007, the Partnership paid a cash distribution of $0.3626 per unit to all unitholders of record on August 6, 2007 which amounted to $8,258. That distribution presented the pro-rata portion of our minimum quarterly distribution of $0.3750 per unit for the period from April 4, 2007 to June 30, 2007 (88 days).

On November 15, 2007, the partnership paid a cash distribution of $0.385 per unit to all unitholders of record on November 7, 2007 which amounted to $8,768.

Capital Product Partners L.P.
Notes to the Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

12.	Net Income (loss) Per Unit

As required by EITF Issue No. 03-6, “Participating Securities and Two-Class Method under FASB Statement No. 128”, “Earnings Per Share”, the general partner’s, common unit holders’ and subordinated unitholders’ interests in net income are calculated as if all net income for periods subsequent to April 4, 2007 were distributed according to the terms of the Partnership’s Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash (Note 11), which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves established by the Capital Product Partners L.P. board of directors to provide for the proper resources for the Partnership’s business. Unlike available cash, net income is affected by non-cash items. Net income for the period from April 4, 2007 to December 31 2007 was $21,571. The limited partners’ interest in net income for this period was $21,140.

Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the CGP, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution (Note 11). During the period from April 4, 2007 to December 31, 2007 the Partnership’s net income did not exceed the First Target Distribution level, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate the CGP’s interest in net income.

Furthermore the Partnership’s net income did not exceed the minimum required quarterly distribution of $0.375 per common unit ($0.3626 prorated for the period from April 4, 2007 to June 30, 2007) and consequently, the assumed distribution of net income resulted in an unequal distribution of net income between the subordinated unit holders and common unit holders.

The amount of historical earnings per unit for the years ended December 31, 2005 and 2006 and the period from January 1, 2007 to April 3, 2007 giving retroactive impact to the number of common and subordinated units (and the 2% general partner interest) that were issued upon the completion of the Offering on April 3, 2007 is not presented in the Predecessor Combined Statements of Income. A presentation of such earnings per unit for the above periods would not be meaningful to investors as the vessels comprising the initial fleet were under construction and only M/T Attikos, which was delivered in January 2005, was under operation for the year ended December 31, 2005. In addition, during the year ended December 31, 2006 only six of the 13 vessels the Partnership owned as of December 31, 2007 had been delivered to the Partnership and only the M/T Attikos was in operation for the full year ended December 31, 2006, while the other five vessels were in operation for only part of the period (the vessels were delivered in April, May, July, August and November 2006, respectively) and a portion of the revenues generated during 2006 was derived from charters with different terms and conditions from those in the charters in place during 2007.

13.         Commitments and Contingencies

Commitments:

The Partnership is party to legal proceedings, claims and complaints in the ordinary course of its business but does not expect the outcome of any proceedings, claims or complaints individually or in the aggregate, to have a material adverse effect on the Partnership’s financial position, results of operations or liquidity.

(a)
Vessel Purchase Commitments: As of December 31, 2007 the Partnership had outstanding purchase commitments relating to the acquisition of the three remaining Committed Vessels amounting to $144,000. An analysis of the purchase commitments is as follows:

Vessel-owning Company	Date of Incorp.	DWT	Expected Delivery Date	Name of Vessel Owned by Subsidiary	Vessel Purchase Price

Sorrel Shipmanagement Inc.	02/07/2006	51,000	01/2008	M/T Alexandros II	$48,000
Wind Dancer Shipping Inc.	02/07/2006	51,000	06/2008	M/T Aristotelis II	$48,000
Belerion Maritime Co.	01/24/2006	51,000	08/2008	M/T Aris II	$48,000

Capital Product Partners L.P.
Notes to the Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

13.         Commitments and Contingencies – Continued

(b)	Lease Commitments: The vessel-owning subsidiaries owning the Initial and Committed Vessels have entered into time and bareboat charter agreements, which are summarized below:

Vessel Name	Time Charter (TC)/ Bare Boat Charter (BC) (Years)	Commencement of Charter	Charterer	Profit Sharing (1)	Gross Daily Hire Rate (Without Profit Sharing)

M/T Atlantas (British Ensign)	5+3 BC	04/2006	B.P. Shipping Ltd	-	$15.2 (5y) & $13.5 (3y)
M/T Aktoras (British Envoy)	5+3 BC	07/2006	B.P. Shipping Ltd	-	$15.2 (5y) & $13.5 (3y)
M/T Agisilaos	2.5 TC	08/2006	B.P. Shipping Ltd	50/50	$17.7
M/T Arionas	2+0.5 TC	11/2006	B.P. Shipping Ltd	50/50	$21.3 (2y) & $19.2 (0.5y)
M/T Aiolos (British Emissary)	5+3 BC	03/2007	B.P. Shipping Ltd	-	$15.2 (5y) & $13.5 (3y)
M/T Avax	3 TC	06/2007	B.P. Shipping Ltd	50/50	$20.8 (3y)
M/T Axios	3 TC	03/2007	B.P. Shipping Ltd	50/50	$20.8
M/T Assos	3 TC	11/2006	Morgan Stanley	50/50	$20.0
M/T Atrotos	3 TC	05/2007	Morgan Stanley	50/50	$20.0
M/T Akeraios	3 TC	07/2007	Morgan Stanley	50/50	$20.0
M/T Anemos I	3 TC	09/2007	Morgan Stanley	50/50	$20.0
M/T Apostolos	3 TC	09/2007	Morgan Stanley	50/50	$20.0
M/T Alexandros II	10 BC	01/2008	O.S.G. (2)	-	$13.0
M/T Aristotelis II	10 BC	06/2008	O.S.G. (2)	-	$13.0
M/T Aris II	10 BC	08/2008	O.S.G. (2)	-	$13.0
M/T Attikos	2.2 to 2.3 TC	07/2007	Trafigura Beheer B.V.	-	$13.9

(1)	Profit sharing refers to an arrangement between vessel-owning companies and charterers to share a predetermined percentage voyage profit in excess of the basic rate.
(2)
OSG has an option to purchase each of the three STX vessels delivered or to be delivered in 2008 at the end of the eighth, ninth or tenth year of the charter, for $38.0 million, $35.5 million and $33.0 million, respectively, which option is exercisable six months before the date of completion of the eighth, ninth or tenth year of the charter. The expiration date above may therefore change depending on whether the charterer exercises its purchase option.

Future minimum rental receipts, excluding any profit share revenue that may arise, based on vessels committed to non-cancelable long-term time and bareboat charter contracts, as of December 31, 2007 will be:

Year ending December 31	Amount

2008	$96,308
2009	87,009
2010	49,163
2011	30,157
2012	29,202
Thereafter	71,842

Total	$363,681

Capital Product Partners L.P.
Notes to the Consolidated and Predecessor Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

14.         Subsequent Events

(a)
Dividends: On January 28, 2008 the Partnership declared a dividend of $0.395 per unit to all unitholders of record on February 5, 2008, which amounted to $8,996. The dividend was paid on February 15, 2008.

(b)
Delivery of new buildings: On January 29, 2008 M/T Alexandros II (M/T Overseas Serifos), the fifth Committed Vessel was delivered to the Partnership through CMTC for a total consideration of $48,000. The acquisition of M/T Alexandros II was financed in full by a draw down on Tranche C of the existing revolving credit facility.

(c)
Commitment for a new credit facility: On March 19, 2008 the Partnership entered into a loan agreement with a syndicate of financial institutions including HSH Nordbank AG (the “Agent”), for a non amortizing credit facility, of up to $350,000 for the financing of:

•	Partial acquisition cost of up to $57,500 for Amore Mio, and Aristofanis (Tranche A)
•	50% of the acquisition cost of up to $52,500 for M/T Alkiviadis and M/T Aristidis (Tranche B)
•	50% of the acquisition cost of up to $240,000 for any further modern tanker (Tranche C)

Borrowings under this credit facility will be jointly and severally secured by the owning companies of the Collateral vessels  and will bear interest at a rate of 1.10% per annum over US$ LIBOR.  The credit facility will be repaid by twenty equal consecutive three month installments commencing on June 30, 2013 plus a balloon payment due in March 2018.

The credit facility will have a general assignment of the earnings, insurances and requisition compensation of the respective vessel or vessels and will include the following financial covenants:

·  The ratio of EBITDA to Net Interest Expenses shall be no less than 2:1,
·  Minimum cash requirements of $500 per vessel,
·  The total indebtedness shall not be greater than 0.725 to 1 of the aggregate fair market value of the vessels.

On March 27, 2008 the Partnership drew down $46,000 under its new credit facility in order to partially fund the acquisition of the shares of the vessel owning company of M/T Amore Mio II.
On the same date the Partnership entered into an interest rate swap agreement to fix the LIBOR portion of interest rate at 3.5250% until March 27, 2013.

(d)
Vessel acquisition: On March 27, 2008 the Partnership entered into share purchase agreement with CMTC for the acquisition of the shares of the vessel owning company (Baymont Enterprises Incorporated) of M/T Amore Mio II, a 159,982 dwt, 2001 built, double hull tanker from CMTC and took delivery of the vessel on the same date. The total purchase price for the shares of the vessel owning company of M/T Amore Mio II is $95,000. All assets, liabilities and equity other than the vessel, related charter agreement and related permits, at the date of the acquisition were assumed by CMTC. The acquisition of the shares of the vessel owning company was funded by $2,000 from available cash, $46,000 through a drawn down from the new revolving $350,000 credit facility, and the remaining amount through the issuance of 2,048,823 common units to CMTC at a price of $22.94 per unit which equals the volume weighted average price of the common units for the period from October 15, 2007 to February 15, 2008. M/T Amore Mio is chartered to BP Shipping Limited under a charter with an earliest scheduled expiration date of January 2011 at a base gross rate of $36.5 per day (net rate $36), and is subject to profit sharing.  The combination of the vessel owning company of M/T Amore Mio II with the Partnership will be accounted for as a combination of entities under common control in accordance with guidance provided in SFAS 141 which prescribes the method of accounting for such transfers is similar to the pooling-of-interest method of accounting.