Form 20-F
period 2008-12-31
Capital Product Partners L.P.
filed 2009-03-27
CIK 1392326

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2008
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                                          For the transition period from                          to
OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:
Commission file number: 1-33373
_________________________
CAPITAL PRODUCT PARTNERS L.P.
(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)

3 Iassonos Street, Piraeus, 18537 Greece
+30 210 458 4950
(Address and telephone number of principal executive offices)
_________________________

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

24,817,151 Common Units
506,472 General Partner Units

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
YES ☒              NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definitions of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act.  (Check one):
Large accelerated filer ☐                                                           Accelerated filer ☒                                                                       Non-accelerated filer ☐

Indicate by check mark which financial statements item the registrant has elected to follow.
ITEM 17 ☐               ITEM 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES ☐              NO ☒

CAPITAL PRODUCT PARTNERS L.P.

___________

i

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F (the “Annual Report”) should be read in conjunction with our audited consolidated and combined financial statements and accompanying notes included herein.

Statements included in this Annual Report which are not historical facts (including statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, financial condition and the markets in which we operate, and involve risks and uncertainties. In some cases, you can identify the forward-looking statements by the use of words such as “may”, “could”, “should”, “would,” “expect”, “plan”, “anticipate”, “intend”, “forecast”, “believe”, “estimate”, “predict”, “propose”, “potential”, “continue” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places and include statements with respect to, among other things:

●	our ability to make cash distributions on the units;

●	our future financial condition or results of operations and our future revenues and expenses, including revenues from profit sharing arrangements and required levels of reserves;

●	future levels of operating surplus and levels of distributions as well as our future cash distribution policy;

●	the potential results of the early termination of the subordination period;

●	future charter hire rates and vessel values;

●	anticipated future acquisition of vessels from Capital Maritime & Trading Corp. (“Capital Maritime” or “CMTC”) or from third parties;

●	our anticipated growth strategies;

●	our ability to access debt, credit and equity markets;

●	the repayment of debt and settling of interest rate swaps;

●	future refined product and crude oil prices and production;

●	planned capital expenditures and availability of capital resources to fund capital expenditures;

●	future supply of, and demand for, refined products and crude oil;

●	increases in domestic oil consumption;

●	changes in interest rates;

●	our ability to maintain long-term relationships with major refined product importers and exporters, major crude oil companies, and major commodity traders;

●	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

●	our ability to leverage to our advantage Capital Maritime’s relationships and reputation in the shipping industry;

●	our continued ability to enter into long-term, fixed-rate time charters with our tanker charterers;

●	obtaining tanker projects that we or Capital Maritime bid on;

●	timely purchases and deliveries of newbuilding vessels;

ii

●	our ability to compete successfully for future chartering and newbuilding opportunities;

●
the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

●
our anticipated general and administrative expenses and our expenses under the management agreement and the administrative services agreement with Capital Ship Management Corp., a subsidiary of Capital Maritime  (“Capital Ship Management”) and for reimbursement for fees and costs of our general partner;

●	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

●	the anticipated taxation of our partnership and distributions to our unitholders;

●	estimated future maintenance and replacement capital expenditures;

●	expected demand in the refined product shipping sector in general and the demand for our medium range vessels in particular;

●	our ability to retain key employees;

●	customers’ increasing emphasis on environmental and safety concerns;

●	future sales of our units in the public market; and

●	our business strategy and other plans and objectives for future operations.

These and other forward-looking statements are made based upon management's current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in “Risk Factors.” The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward- looking statement. You should carefully review and consider the various disclosures included in this Annual Report and in our other filings made with the Securities and Exchange Commission (the “SEC”) that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisors.
Not Applicable.
Item 2.	Offer Statistics and Expected Timetable.
Not Applicable.
Item 3.	Key Information.

Selected Financial Data

We have derived the following selected historical financial and other data for the three years ending December 31, 2008, from our audited consolidated and combined financial statements for the years ended December 31, 2008, 2007 and 2006 (the “Financial Statements”) respectively, appearing elsewhere in this Annual Report. The historical financial data presented for the period from August 27, 2003 (inception) to December 31, 2005 have been derived from audited financial statements not required to be included herein and are provided for comparison purposes only. August 27, 2003 refers to the incorporation date of the vessel-owning subsidiary of the M/T Aktoras and is the earliest incorporation date of any of our vessel-owning subsidiaries.

Our historical results are not necessarily indicative of the results that may be expected in the future. Specifically, our financial statements for the period from August 27, 2003 (inception) to December 31, 2004, and for the years ended December 31, 2005 and 2006, are not comparable to our Financial Statements for the years ended December 31, 2007 and 2008. Our initial public offering on April 3, 2007, and certain other transactions that occurred during 2007 and 2008, including the delivery or acquisition of ten additional vessels, the new charters our vessels entered into, the agreement we entered into with Capital Ship Management for the provision of management and administrative services to our fleet for a fixed fee and certain new financing and interest rate swap arrangements we entered into, have affected our results of operations. Furthermore, for the year ended December 31, 2006, only seven of the vessels in our current fleet had been delivered to Capital Maritime and only two were in operation for the full year. In addition, all the vessels comprising our fleet at the time of our initial public offering as well as the subsequently acquired M/T Attikos and the M/T Aristofanis were under construction during the periods from August 27, 2003 (inception) to December 31, 2004 and during the year ended December 31, 2005. The M/T Attikos and the M/T Aristofanis were delivered to Capital Maritime in January and June 2005, respectively.  Consequently, the below table should be read together with, and is qualified in its entirety by reference to, the Financial Statements and the accompanying notes included elsewhere in this Annual Report. The table should also be read together with “Item 5A: Operating and Financial Review and Prospects—Management's Discussion and Analysis of Financial Condition and Results of Operations”.

Our Financial Statements are prepared in accordance with United States generally accepted accounting principles after giving retroactive effect to the combination of entities under common control in 2008 as described in Note 1 (Basis of Presentation and General Information) to the Financial Statements included herein. All numbers are in thousands of U.S. Dollars, except numbers of units and earnings per unit.

	Year Ended Dec. 31, 2008 (1)	Year Ended Dec. 31, 2007 (1)	Year Ended Dec. 31, 2006 (1)	Year Ended Dec. 31, 2005 (1)	Period from Aug. 27, 2003 (inception) to Dec. 31, 2004 (1)
Income Statement Data:
Revenues	$131,514	$86,545	$24,605	$6,671	$-
Expenses:
Voyage expenses (2)	1,072	3,553	427	555	-
Vessel operating expenses—related party (3)	25,552	12,688	1,124	360	-
Vessel operating expenses (3)	3,560	6,287	5,721	3,285	51
General and administrative expenses	2,817	1,477	-	-	-
Depreciation and amortization	25,031	15,363	3,772	595	-

Total operating expenses	58,032	39,368	11,044	4,795	51

Operating income (expense)	73,482	47,177	13,561	1,876	(51)
Interest expense and finance costs	(25,448)	(13,121)	(5,117)	(653)	-
Loss on interest rate swap agreement	-	(3,763)	-	-	-
Interest income	1,283	711	13	6	-
Foreign currency gain/(loss), net	(54)	(45)	(63)	18	-

Net income (loss)	$49,263	$30,959	$8,394	$1,247	(51)

Less:
Net (loss) / income attributable to CMTC operations:	(1,504)	9,388	8,394	1,247	(51)
Partnership’s net income	50,767	21,571	-	-	-
General partner's interest in our net income	2,473	431	-	-	-
Limited partners' interest in our net income	48,294	21,140	-	-	-
Net income allocable to limited partner per: Common unit (basic and diluted) Subordinated unit (basic and diluted) Total unit (basic and diluted)	2.00 2.00 2.00	1.11 0.70 0.95	- - -	- - -	- - -
Weighted-average units outstanding (basic and diluted): Common units Subordinated units Total units	15,379,212 8,805,522 24,184,734	13,512,500 8,805,522 22,318,022	- - -	- - -	- - -

Balance Sheet Data (at end of period):
Vessels, net and under construction	$641,607	$525,199	$218,200	$59,926	$26,199
Total assets	700,154	556,991	228,511	61,692	26,217
Total partners’ capital / stockholders’ equity	172,175	185,181	51,907	25,566	20,107
Number of shares/units Common units Subordinated units General Partner units	25,323,623 16,011,629 8,805,522 506,472	22,773,492 13,512,500 8,805,522 455,470	4,200 - - -	4,200 - - -	4,200 - - -
Dividends declared per unit	$1.62	$0.75	-	-	-

Cash Flow Data:
Net cash provided by operating activities	72,786	53,014	10,265	2,219	45
Net cash used in investing activities	(203,269)	(335,047)	(162,047)	(34,322)	(26,199)
Net cash provided by financing activities	153,713	300,713	153,014	32,095	26,169
___________

(1)	The amount of historical earnings per unit for:
a) the period from August 27, 2003 (inception) to December 31, 2004,
b) the years ended December 31, 2005 and 2006,
c) the period from January 1, 2007 to April 3, 2007 for the vessels in our fleet at the time of our initial public offering,

d) the period from January 1, 2007 to September 23, 2007, March 26, 2008 and April 29, 2008 for the M/T Attikos, the  M/T Amore Mio II and the M/T Aristofanis, respectively, giving retroactive impact to the number of common and subordinated units (and the 2% general partner interest) that were issued, is not presented in our selected historical financial data. We do not believe that a presentation of earnings per unit for these periods would be meaningful to our investors as the vessels comprising our current fleet were either under construction or operated as part of Capital Maritime’s fleet with different terms and conditions than those in place after their acquisition by us.

(2)	Vessel voyage expenses primarily consist of commissions, port expenses, canal dues and bunkers.
(3)
Since April 4, 2007, our vessel operating expenses have consisted primarily of management fees payable to Capital Ship Management Corp., our manager, who provides commercial and technical services such as crewing, repairs and maintenance, insurance, stores, spares and lubricants, as well as administrative services pursuant to management and administrative services agreements.

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

Risks Inherent in Our Business

A protracted global economic slowdown or recession could have a material adverse effect on our business, financial position and results of operations.

Oil has been one of the world’s primary energy sources for a number of decades. Global economic growth has been strong in recent years which has had a significant impact on shipping demand. However, during the second half of 2008 we started to experience a major economic slowdown which is ongoing and the duration of which is very difficult to forecast and which has, and is expected to continue to have, a significant impact on world trade, including the oil trade. We expect that a protracted economic downturn will adversely effect tanker rates over the coming years as a number of oil consuming  countries are either already in or are entering a recession and the global economy is experiencing the lowest growth rates observed over the last decades. This economic downturn is expected to also sharply reduce the demand for oil and refined petroleum products, and also potentially affect tanker demand and vessel values overall. Even though our vessels are chartered under medium- or long-term charters, a continuing negative change in global economic conditions is expected to have a material adverse effect on our business, financial position, results of operations and ability to pay dividends, as well as our future prospects and ability to grow our fleet.

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

We may not have sufficient cash available each quarter to pay the declared quarterly distribution per common unit following establishment of cash reserves and payment of fees and expenses. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which may fluctuate based on numerous factors generally described under this “Risk Factors” heading, including, among other things:

●	the rates we obtain from our charters;
●	the ability of our customers to meet their obligations under the terms of the charter agreements, including the timely payment of the rates under the agreements;
●	the continued sustainability of our customers;
●	the level of additional revenues we generate from our profit sharing arrangements, if any;
●
the level of our operating costs, such as the cost of crews and insurance, following the expiration of our management agreement pursuant to which we pay a fixed daily fee for an initial term of approximately five years from the time we take delivery of each vessel, which includes the expenses for its next scheduled special or intermediate survey, as applicable, and related drydocking;

●	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our vessels;
●	the amount of extraordinary costs incurred by our manager while managing our vessels not covered under our fixed fee arrangement which we may have to reimburse our manager for;
●	delays in the delivery of newbuildings and the beginning of payments under charters relating to those vessels;
●	demand for seaborne transportation of refined oil products and crude oil;
●	supply of product and crude oil tankers and specifically the number of newbuildings entering the world tanker fleet each year;
●	prevailing global and regional economic and political conditions; and
●	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amount of cash we will have available for distribution also will depend on other factors, some of which are beyond our control, such as:

●	the level of capital expenditures we make, including for maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;
●	our debt service requirements, including our obligation to pay increased interest costs in certain circumstances, and restrictions on distributions contained in our debt instruments;

●	our ability to comply with covenants under our credit facilities, including our ability to comply with certain ‘asset maintenance’ ratios
●	interest rate fluctuations;
●	the cost of acquisitions, if any;
●	fluctuations in our working capital needs;
●	our ability to make working capital borrowings, including to pay distributions to unitholders; and
●
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

The shipping industry is cyclical, which may lead to lower charter hire rates, defaults of our charterers and lower vessel values, resulting in decreased distributions to our unitholders.

The shipping industry is cyclical, which may result in volatility in charter hire rates and vessel values. We may not be able to successfully charter our vessels in the future or renew existing charters at the same or similar rates. Even if we manage to successfully charter our vessels in the future, our charterers may go bankrupt or fail to perform their obligations under the charter agreements, they may delay payments or suspend payments altogether, they may terminate the charter agreements prior to the agreed upon expiration date or they may attempt to re-negotiate the terms of the charters. If we are required to enter into a charter when charter hire rates are low, our results of operations and our ability to make cash distributions to our unitholders could be adversely affected.

In addition, the market value and charter hire rates of product and crude oil tankers can fluctuate substantially over time due to a number of different factors, including:

●	prevailing economic conditions in the market in which the vessel trades;
●	availability of credit to charterers and traders in order to finance expenses associated with the relevant trades;
●	regulatory change;
●	lower levels of demand for the seaborne transportation of refined products and crude oil;
●	increases in the supply of vessel capacity; and
●
the cost of retrofitting or modifying existing ships, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

From time to time, we expect to enter into agreements with Capital Maritime or other unaffiliated third parties to purchase additional newbuildings or other vessels (or interests in vessel-owning companies).  Between the time we enter into an agreement for such purchase and delivery of the vessel, the market value of similar vessels may decline.  The market value of vessels is influenced by the ability of buyers to access bank finance and equity capital and any disruptions to the market and the possible lack of adequate available finance may negatively affect such market values.  Despite a decline in market values we would still be required to purchase the vessel at the agreed-upon price.

If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss. In addition, a decrease in the future charter rate and/or market value of our vessels could potentially result in an impairment charge. A decline in the market value of our vessels could also lead to a default under any prospective credit facility to which we become a party, affect our ability to refinance our existing credit facilities and/or limit our ability to obtain additional financing.

We have a limited operating history, which makes it more difficult to accurately forecast our future results and may make it difficult for investors to evaluate our business and our future prospects, both of which will increase the risk of your investment.

We were formed as an independent limited partnership on January 16, 2007. Only seven of the vessels in our current fleet had been delivered to the relevant vessel-owning subsidiaries as of December 31, 2006, and only two were in operation for the full year then ended. Moreover, as these vessels were operated as part of Capital Maritime’s fleet during the reporting period, the vessels were operated in a different manner than they are currently operated, and thus their historical results may not be indicative of their future results. Because of our limited operating history, we lack extended historical financial and operational data, making it more difficult for an investor to evaluate our business, forecast our future revenues and other operating results, and assess the merits and risks of an investment in our common units. This lack of information will increase the risk of your investment. Moreover, you should consider and evaluate our prospects in light of the risks and uncertainties frequently encountered by companies with a limited operating history. These risks and difficulties include challenges in accurate financial planning as a result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to older companies with longer operating histories. Our failure to address these risks and difficulties successfully could materially harm our business and operating results.

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

We must make substantial capital expenditures to maintain, over the long term, the operating capacity of our fleet. These maintenance and replacement capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in:

●	the cost of our labor and materials;
●	the cost and replacement life of suitable replacement vessels;
●	customer/market requirements;
●	increases in the size of our fleet;
●	the age of the vessels in our fleet;
●	charter rates in the market; and
●	governmental regulations, industry and maritime self-regulatory organization standards relating to safety, security or the environment.

Our significant maintenance and replacement capital expenditures will reduce the amount of cash we have available for distribution to our unitholders. Any costs associated with scheduled drydocking are included in a fixed daily fee of $5,500 per time chartered vessel ($8,500 for the M/T Amore Mio II), that we pay Capital Ship Management under a management agreement, for an initial term of approximately five years from the time we take delivery of each vessel, which includes the expenses for its next scheduled special or intermediate survey, as applicable. In the event our management agreement is not renewed or is materially amended, we may have to separately deduct estimated capital expenditures associated with drydocking from our operating surplus in addition to estimated replacement capital expenditures.

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

The seven newbuildings we have acquired since our initial public offering on the Nasdaq Global market on April 3, 2007 (the “IPO”) have all been contracted directly by Capital Maritime and all costs for the construction and delivery of such vessels have been incurred by Capital Maritime. In the future, we may enter into similar arrangements with Capital Maritime or other third parties for the acquisition of newbuildings. If Capital Maritime or any third party sellers we contract with in the future fail to make construction payments for the newbuildings after receiving notice by the shipbuilder following nonpayment on any installment due date, the shipbuilder could rescind the newbuilding purchase contract. As a result of such default, Capital Maritime or the third party seller could lose all or part of the installment payments made prior to such default, and we could either lose access to such newbuilding or any future vessels we contract to acquire or may need to finance such vessels before they begin operating and generating voyage revenues, which could harm our business and reduce our ability to make cash distributions.

If we finance the purchase of any additional vessels we acquire in the future through cash from operations, by increasing our indebtedness or by  issuing debt or equity securities, our ability to make cash distributions may be diminished, our financial leverage could increase or our unitholders could be diluted. In addition, if we expand the size of our fleet by directly contracting newbuildings in the future, we generally will be required to make significant installment payments for such acquisitions prior to their delivery and generation of revenue.

The actual cost of a new product or crude oil tanker varies significantly depending on the market price charged by shipyards, the size and specifications of the vessel, whether a charter is attached to the vessel and the terms of such charter, governmental regulations and maritime self-regulatory organization standards. The total delivered cost of a vessel will be higher and include financing, construction supervision, vessel start-up and other costs.

To date, all the newbuildings we have acquired have been contracted directly by Capital Maritime and all costs for the construction and delivery of these vessels have been incurred by Capital Maritime. As of February 28, 2009, we had taken delivery of seven newbuildings and purchased three additional vessels from Capital Maritime. We have financed the purchase of these vessels either with debt, or partly with debt, cash and partly by issuing additional equity securities.  If we issue additional common units or other equity securities, your ownership interest in us will be diluted. Please read “—We may issue additional equity securities without your approval, which would dilute your ownership interest” below.

If we elect to expand our fleet in the future by entering into contracts for newbuildings directly with shipyards, we generally will be required to make installment payments prior to their delivery. We typically must pay 5% to 25% of the purchase price of a vessel upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately 18-36 months later for current orders) which could reduce cash available for distributions to unitholders. If we finance these acquisition costs by issuing debt or equity securities, we will increase the aggregate amount of interest payments or quarterly distributions we must make prior to generating cash from the operation of the newbuilding.

To fund the acquisition price of any additional vessels we may contract to purchase from Capital Maritime or other third parties and other related capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for distributions to unitholders. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. Incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to meet our quarterly distributions to unitholders, which could have a material adverse effect on our ability to make cash distributions.

Our ability to obtain bank financing and/or to access the capital markets for future equity offerings may be limited by prevailing economic conditions. The restrictions imposed by our credit facilities may also limit our ability to access such financing, even if it is available. If we are unable to obtain financing or access the capital markets, we may be unable to complete any future purchases of vessels from Capital Maritime or from third parties.

Given the prevailing market and economic conditions, including today’s financial turmoil affecting the world’s debt, credit and capital markets, the ability of banks and credit institutions to finance new projects, including the acquisition of new vessels in the future, is uncertain. In addition, our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. The restrictions imposed by our credit facilities, including the obligation to comply with certain asset maintenance and other ratios may further restrict our ability to access available financing.  Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. In addition to a major global economic slowdown, we have been facing, and continue to face, a severe deterioration in the banking and credit world resulting in potentially higher interest costs and overall limited availability of liquidity. As a result, the prevailing market and economic conditions may affect our ability to complete any future purchases of vessels from Capital Maritime or from third parties.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

We entered into a $370.0 million revolving credit facility on March 22, 2007, which was amended on September 19, 2007 and June 11, 2008 (our “existing credit facility”), and a further $350.0 million revolving credit facility on March 19, 2008 (our “new credit facility” and together with our “existing credit facility”, our “credit facilities”).  As of December 31, 2008, we had drawn $366.5 million under our existing credit facility and $107.5 million under our new credit facility, and had $3.5 and $242.5 million available, respectively. For more information regarding the terms of our credit facilities, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowings—Revolving Credit Facilities” below. Our level of debt could have important consequences to us, including the following:

●
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired, or such financing may not be available on favorable terms;

●
we will need a substantial portion of our cash flow to make interest payments and, following the end of the relevant non-amortizing periods, principal payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

●	our debt level will make us more vulnerable to competitive pressures, or to a downturn in our business or in the economy in general, than our competitors with less debt; and
●	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we may be forced to take actions such as reducing or eliminating  distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Our credit facilities contain, and we expect that any future credit facilities we may enter into will contain, restrictive covenants, which may limit our business and financing activities, including our ability to make distributions.

The operating and financial restrictions and covenants in our credit facilities and in any future credit facility we enter into could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, our credit facilities require the consent of our lenders to, or limit our ability to, among other items:

●	incur or guarantee indebtedness;
●	charge, pledge or encumber the vessels;
●	change the flag, class, management or ownership of our vessels;
●	change the commercial and technical management of our vessels;
●	sell or change the beneficial ownership or control of our vessels; and
●	subordinate our obligations thereunder to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

Our credit facilities also require us to comply with the ISM Code and to maintain valid safety management certificates and documents of compliance at all times.

In addition, our credit facilities require us to:

●	maintain minimum free consolidated liquidity (50% of which may be in the form of undrawn commitments under the relevant credit facility) of at least $500,000 per financed vessel;
●	maintain a ratio of EBITDA (as defined in each credit facility) to interest expense of at least 2.00 to 1.00 on a trailing four-quarter basis; and
●
maintain a ratio of net Total Indebtedness to the aggregate Fair Market Value (as defined in each credit facility) of our total fleet, current or future, of no more than 0.725 to 1.00 (which means that the fair market value of the vessels in our fleet must equal 138% of the aggregate amount outstanding under each credit facility).

We are also required to maintain an aggregate fair market value of our financed vessels equal to 125% of the aggregate amount outstanding under each credit facility.

Our ability to comply with the covenants and restrictions contained in our credit facilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, especially if we trigger a cross-default currently contained in our credit facilities or any interest rate swap agreements we have entered into pursuant to their terms, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Decreases in asset values due to circumstances outside of our control may limit our ability to make further draw-downs under our credit facilities which may limit our ability to purchase additional vessels in the future. In addition, if asset values decrease significantly, we may have to pre-pay part of our outstanding debt in order to remain in compliance with covenants under our credit facilities.

Our credit facilities require that we maintain an aggregate fair market value of the vessels in our fleet equal to approximately 138% of the aggregate amount outstanding under each credit facility.  Any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios. The current severe economic slowdown has had an adverse effect on tanker asset values which is likely to persist if the economic slowdown continues.  If the estimated asset values of the vessels in our fleet continue to decrease, such decreases may limit the amounts we can drawdown under our credit facilities to purchase additional vessels and our ability to expand our fleet. In addition, we may be obligated to pre-pay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities. As a result, such decreases could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Restrictions in our debt agreements may prevent us from paying distributions.

Our payment of interest and, following the end of the relevant non-amortizing periods, principal on our debt will reduce cash available for distribution on our units. In addition, our credit facilities prohibit the payment of distributions if we are not in compliance with certain financial covenants or  upon the occurrence of an event of default or if the fair market value of the vessels in our fleet is less than 138% of the aggregate amount outstanding under each of our credit facilities.

Events of default under our credit facilities include:

●	failure to pay principal or interest when due;
●
breach of certain undertakings, negative covenants and financial covenants contained in the credit facility, any related security document or guarantee or the interest rate swap agreements, including failure to maintain unencumbered title to any of the vessel-owning subsidiaries or any of the assets of the vessel-owning subsidiaries and failure to maintain proper insurance;

●
any breach of the credit facility, any related security document or guarantee or the interest rate swap agreements (other than breaches described in the preceding two bullet points) if, in the opinion of the lenders, such default is capable of remedy and continues unremedied for 20 days after written notice of the lenders;

●
any representation, warranty or statement made by us in the credit facility or any drawdown notice thereunder or related security document or guarantee or the interest rate swap agreements is untrue or misleading when made;

●	a cross-default of our other indebtedness of $5.0 million or greater or of the indebtedness of our subsidiaries of $750,000 or greater;
●	we become, in the reasonable opinion of the lenders, unable to pay our debts when due;
●
any of our or our subsidiaries’ assets are subject to any form of execution, attachment, arrest, sequestration or distress in respect of a sum of $1.0 million or more that is not discharged within 10 business days;

●	an event of insolvency or bankruptcy;
●	cessation or suspension of our business or of a material part thereof;
●	unlawfulness, non-effectiveness or repudiation of any material provision of our credit facility, of any of the related finance and guarantee documents or of our interest rate swap agreements;
●	failure of effectiveness of security documents or guarantee;
●	the common units cease to be listed on the Nasdaq Global Market or on any other recognized securities exchange;
●	any breach under any provisions contained in our interest rate swap agreements;
●	termination of our interest rate swap agreements or an event of default thereunder that is not remedied within five business days;
●	invalidity of a security document in any material respect or if any security document ceases to provide a perfected first priority security interest; or
●
any other event that occurs or circumstance that arises in light of which the lenders reasonably consider that there is a significant risk that we will be unable to discharge our liabilities under the credit facility, related security and guarantee documents or interest rate swap agreements.

We anticipate that any subsequent refinancing of our current debt or any new debt could have similar or more onerous restrictions. For more information regarding our financing arrangements, please read "Item 5A: Operating and Financial Review and Prospects —Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

We currently derive all of our revenues from a limited number of customers, and the loss of any customer or charter or vessel could result in a significant loss of revenues and cash flow.

We have derived, and believe that we will continue to derive, all of our revenues and cash flow from a limited number of customers. For the year ended December 31, 2008, BP Shipping Limited and Morgan Stanley Capital Group Inc. accounted for 54% and 33% of our revenues, respectively. For the year ended December 31, 2007, these customers accounted for 58% and 24% of our revenues, respectively. For the year ended December 31, 2006, BP Shipping Limited, Canterbury Tankers Inc, Shell International Trading & Shipping Company Ltd. and Morgan Stanley Capital Group Inc. accounted for 42%, 20%, 20% and 18% of our revenues, respectively. In March and April 2008, we took delivery of the M/T Amore Mio II and the M/T Aristofanis, which are chartered to BP Shipping Limited and Shell International Trading & Shipping Company Ltd., respectively, and in January, June and August 2008 we took delivery of three newbuildings, the M/T Alexandros II, the M/T Aristotelis II and the M/T Aris II, chartered to subsidiaries of Overseas Shipholding Group Inc., increasing the number of our customers for 2008 to five. We could lose a customer or the benefits of a charter if:

●
the customer faces financial difficulties forcing it to declare bankruptcy or making it impossible for it to perform its obligations under the charter, including the payment of the agreed rates in a timely manner;

●	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;
●	the customer tries to re-negotiate the terms of the charter agreement due to prevailing economic and market conditions;
●	the customer exercises certain rights to terminate the charter or purchase the vessel;

●
the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

●
a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

Please read “Item 4B: Business Overview—Our Charters” below for further information on our customers.

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

Delays in deliveries of newbuildings, our decision to cancel or our inability to otherwise complete the acquisitions of any newbuildings we may decide to acquire in the future, could harm our operating results and lead to the termination of any related charters.

Any newbuildings we may contract to acquire or order in the future could be delayed, not completed or canceled, which would delay or eliminate our expected receipt of revenues under any charters for such vessels. The shipbuilder or third party seller could fail to deliver the newbuilding vessel or any other vessels we acquire or order as may be agreed, or Capital Maritime, or relevant third party, could cancel a purchase or a newbuilding contract because the shipbuilder has not met its obligations, including its obligation to maintain agreed refund guarantees in place for our benefit. For prolonged delays, the customer may terminate the time charter.

Our receipt of newbuildings could be delayed, canceled, or otherwise not completed because of:

●	quality or engineering problems;
●	changes in governmental regulations or maritime self-regulatory organization standards;
●	work stoppages or other labor disturbances at the shipyard;
●	bankruptcy or other financial or liquidity problems of the shipbuilder;
●	a backlog of orders at the shipyard;
●	political or economic disturbances in the country or region where the vessel is being built;
●	weather interference or catastrophic event, such as a major earthquake or fire;
●	the shipbuilder failing to deliver the vessel in accordance with our vessel specifications;
●	our requests for changes to the original vessel specifications;
●	shortages of or delays in the receipt of necessary construction materials, such as steel;
●	our inability to finance the purchase of the vessel;
●	a deterioration in Capital Maritime’s relations with the relevant shipbuilder; or
●	our inability to obtain requisite permits or approvals.

If delivery of any vessel we contract to acquire in the future is materially delayed, it could adversely affect our results of operations and financial condition and our ability to make cash distributions.

We depend on Capital Maritime and its affiliates to assist us in operating and expanding our business.

Pursuant to a management agreement and an administrative services agreement between us and Capital Ship Management, Capital Ship Management provides significant commercial and technical management services (including the commercial and technical management of our vessels, class certifications, vessel maintenance and crewing, purchasing and insurance and shipyard supervision) as well as administrative, financial and other support services to us. Please read “Item 7B: Related Party Transactions—Management Agreement” and “—Administrative Services Agreement” below. Our operational success and ability to execute our growth strategy will depend significantly upon Capital Ship Management’s satisfactory performance of these services. Our business will be harmed if Capital Ship Management fails to perform these services satisfactorily, if Capital Ship Management cancels or materially amends either of these agreements, or if Capital Ship Management stops providing these services to us. We may also in the future contract with Capital Maritime for it to have newbuildings constructed on our behalf and to incur the construction-related financing. We would purchase the vessels on or after delivery based on an agreed-upon price.

Our ability to enter into new charters and expand our customer relationships will depend largely on our ability to leverage our relationship with Capital Maritime and its reputation and relationships in the shipping industry, including its ability to qualify for long term business with certain oil majors. If Capital Maritime suffers material damage to its reputation or relationships, it may harm our ability to:

●	renew existing charters upon their expiration;
●	obtain new charters;
●	successfully interact with shipyards during periods of shipyard construction constraints;
●	obtain financing on commercially acceptable terms; or
●	maintain satisfactory relationships with suppliers and other third parties.

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

Our growth strategy focuses on expansion in the refined product tanker and crude oil shipping sector. Accordingly, our growth depends on continued growth in world and regional demand for refined products and crude oil and the transportation of refined products and crude oil by sea, which could be negatively affected by a number of factors, including:

●	the economic and financial developments globally, including actual and projected global economic growth.
●	fluctuations in the actual or projected price of refined products and crude oil;
●	refining capacity and its geographical location;
●
increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

●	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive or energy conservation measures;
●	availability of new, alternative energy sources; and
●	negative or deteriorating global or regional economic or political conditions, particularly in oil consuming regions, which could reduce energy consumption or its growth.

 The refining industry may respond to the economic downturn and demand weakness by reducing operating rates and by reducing or cancelling certain investment expansion plans, including plans for additional refining capacity. Reduced demand for refined products and crude oil and the shipping of refined products or crude oil or the increased availability of pipelines used to transport refined products or crude oil, would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

Medium- to long-term time charters and bareboat charters have the potential to provide income at pre-determined rates over more extended periods of time. However, the process for obtaining longer term time charters and bareboat charters is highly competitive and generally involves a lengthy, intensive and continuous screening and vetting process and the submission of competitive bids that often extends for several months. In addition to the quality, age and suitability of the vessel, longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator further described below under “Our vessels’ present and future employment could be adversely affected by an inability to clear the oil majors’ risk assessment process”.

In addition to having to meet the stringent requirements set out by charterers, it is likely that we will also face substantial competition from a number of competitors who may have greater financial resources, stronger reputation or experience than we do when we try to recharter our vessels. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the ice class sector. Increased competition may cause greater price competition, especially for medium- to long-term charters.

As a result of these factors, we may be unable to expand our relationships with existing customers or obtain new customers for medium- to long-term time charters or bareboat charters on a profitable basis, if at all. Even if we are successful in employing our vessels under longer term time charters or bareboat charters, our vessels will not be available for trading in the spot market during an upturn in the tanker market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels in profitable time charters our results of operations and operating cash flow could be adversely affected.

Our vessels’ present and future employment could be adversely affected by an inability to clear the oil majors’ risk assessment process.

Shipping, and especially crude oil, refined product and chemical tankers have been, and will remain, heavily regulated. The so called “oil majors” companies, together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (terminals) of crude oil and refined products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, additional factors are considered when awarding such contracts, including:

●	office assessments and audits of the vessel operator;
●	the operator’s environmental, health and safety record;
●	compliance with the standards of the International Maritime Organization (the “IMO”), a United Nations agency that issues international trade standards for shipping;
●	compliance with heightened industry standards that have been set by several oil companies;
●	shipping industry relationships, reputation for customer service, technical and operating expertise;
●	shipping experience and quality of ship operations, including cost-effectiveness;
●	quality, experience and technical capability of crews;
●	the ability to finance vessels at competitive rates and overall financial stability;
●	relationships with shipyards and the ability to obtain suitable berths;
●	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;
●	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and
●	competitiveness of the bid in terms of overall price.

Should Capital Maritime and Capital Ship Management not continue to successfully clear the oil majors’ risk assessment processes on an ongoing basis, our vessels’ present and future employment as well as our relationship with our existing charterers and our ability to obtain new charterers, whether medium- or long-term, could be adversely affected. Such a situation may lead to the oil majors’ terminating existing charters and refusing to use our vessels in the future which would adversely affect our results of operations and cash flows. Please read “Item 4B: Business Overview—Major Oil Company Vetting Process” for more information regarding this process.

We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

Our growth strategy focuses on a gradual expansion of our fleet. Any acquisition of a vessel may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. In addition, our growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we, or Capital Ship Management, our manager, as the case may be, may:

●	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;
●	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;
●	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;
●	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;
●	fail to meet the covenants under our loans regarding the fair market value of our vessels;
●	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or
●	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

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

The vessels that make up our fleet, with the exception of the M/T Amore Mio II, as well as the six vessels in Capital Maritime’s fleet for which we have been granted a right of first offer, are, or will be, based on standard designs from Hyundai MIPO Dockyard Co., Ltd., South Korea, STX Shipbuilding Co., Ltd., South Korea and Baima Shipyard, China, and have been customized by Capital Maritime, in some cases in consultation with the charterers of the vessel, and are, or will be, uniform in all material respects. All vessels have the same or similar equipment. As a result, any latent design defect discovered in one of our vessels will likely affect all of our other vessels in that class. As a result, any equipment defect discovered may affect all of our vessels. Any disruptions in the operation of our vessels resulting from defects could adversely affect our receipt of revenues under the charters for the vessels affected.

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

Terrorist attacks, increased acts of piracy, hostilities or war could lead to further economic instability, increased costs and disruption of our business.

Terrorist attacks, such as the attacks that occurred in the United States on September 11, 2001, the bombings in Spain on March 11, 2004, the bombings in London on July 7, 2005, increased acts of piracy and hijacking of vessels off the coast of Somalia and the Gulf of Aden, the ongoing conflicts in Iraq and Afghanistan and other current and future conflicts may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services. If any of our vessels is hijacked it would adversely affect our receipt of revenues as well as lead to increased costs in order to achieve the release of the vessel.

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

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

●	marine disasters;
●	bad weather;

●	mechanical failures;
●	grounding, fire, explosions and collisions;
●	piracy;
●	human error; and
●	war and terrorism.

An accident involving any of our vessels could result in any of the following:

●	environmental damage, including potential liabilities or costs to recover any spilled oil or other petroleum products and to restore the eco-system where the spill occurred;
●	death or injury to persons, loss of property;
●	delays in the delivery of cargo;
●	loss of revenues from or termination of charter contracts;
●	governmental fines, penalties or restrictions on conducting business;
●	higher insurance rates; and
●	damage to our reputation and customer relationships generally.

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

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration. Many of these requirements are designed to reduce the risk of oil spills, air emissions and other pollution, and to reduce potential negative environmental effects associated with the maritime industry in general. Our compliance with these requirements can be costly.

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our current or historic operations. Violations of or liabilities under environmental requirements also can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels.

We could incur significant costs, including cleanup costs, fines, penalties, third-party claims and natural resource damages, as the result of an oil spill or other liabilities under environmental laws. The United States Oil Pollution Act of 1990 (“OPA 90”) affects all vessel owners shipping oil or petroleum products to, from or within the United States. OPA 90 allows for potentially unlimited liability without regard to fault of owners, operators and bareboat charterers of vessels for oil pollution in U.S. waters. Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the U.S., imposes liability for oil pollution in international waters. OPA 90 expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the U.S. have enacted pollution prevention liability and response laws, many providing for unlimited liability.

In addition to complying with OPA 90, relevant U.S. Coast Guard regulations, IMO regulations, such as Annex IV and Annex VI to the International Convention for the Prevention of Pollution from Ships (“MARPOL”), EU directives and other existing laws and regulations and those that may be adopted, shipowners may incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether.

For example, amendments to revise the regulations of MARPOL regarding the prevention of air pollution from ships were approved by the Marine Environment Protection Committee (“MEPC”) and formally adopted at MEPC 58th session held in October 2008. The amendments establish a series of progressive standards to further limit the sulphur content in fuel oil, which would be phased in through 2020, and new tiers of nitrogen oxide (“NOx”) emission standards for new marine diesel engines, depending on their date of installation.  The amendments are expected to enter into force under the tacit acceptance procedure in July 2010, or on some other date determined by the MEPC.

Further legislation, or amendments to existing legislation, applicable to international and national maritime trade is expected over the coming years in areas such as ship recycling, sewage systems, emission control (including emissions of greenhouse gases), ballast treatment and handling, etc. Currently, legislation and regulations that would require more stringent controls of air emissions from ocean-going vessels are pending at the federal and state level in the U.S. Such legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our vessels’ compliance with international and/or national regulations.

In addition, various jurisdictions are considering regulating the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. For example, the IMO has adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments (the “BWM Convention”), which calls for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will enter into force 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping tonnage. As of January 31, 2009, 17 states, representing about 15.35% of the world’s merchant shipping tonnage, have ratified the BWM Convention. In the United States, ballast water management legislation has been enacted in several states, and federal legislation is currently pending in the U.S. Congress. In addition, the U.S. Environmental Protection Agency has also adopted a rule which requires commercial vessels to obtain a “Vessel General Permit” from the U.S. Coast Guard in compliance with the Federal Water Pollution Control Act (the "Clean Water Act") regulating the discharge of ballast water and other discharges into U.S. waters.  Significant expenditures for the installation of additional equipment or new systems on board our vessels may be required in order to comply with new regulations regarding ballast water management which may come into effect.

Other requirements may also come into force regarding the protection of endangered species which could lead to changes in the routes our vessels follow or in trading patterns generally and thus to additional capital expenditures.  Furthermore, new environmental regulations are expected to come into effect following the agreement and execution of a G8 environmental agreement.

Additionally, as a result of marine accidents we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. In recent years, the IMO and EU have both accelerated their existing non-double-hull phase-out schedules in response to highly publicized oil spills and other shipping incidents involving companies unrelated to us. Future incidents may result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and which could have a material adverse effect on our business and financial results.

Please read “Item 4B: Business Overview—Regulation” below for a more detailed discussion of the regulations applicable to our vessels.

We have a limited history operating as a publicly traded entity.

We completed our IPO on the Nasdaq Global Market on April 3, 2007 and have a limited history operating as a publicly traded entity. As a publicly traded limited partnership, we are required to comply with the SEC’s reporting requirements and with corporate governance and related requirements of the U.S. Sarbanes-Oxley Act, the SEC and the Nasdaq Global Market, on which our common units are listed. Section 404 of the Sarbanes−Oxley Act (“SOX 404”) requires that we evaluate and determine the effectiveness of our internal control over financial reporting on an annual basis. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We have and will continue to have to dedicate a significant amount of time and resources to ensure compliance with the regulatory requirements of Section 404. We will continue to work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. We have incurred and will continue to incur significant legal, accounting and other expenses in complying with these and other applicable regulations. We anticipate that our incremental general and administrative expenses as a publicly traded limited partnership taxed as a corporation for U.S. federal income tax purposes will include costs associated with annual reports to unitholders, tax returns, investor relations, registrar and transfer agent’s fees, incremental director and officer liability insurance costs and director compensation.

The crew employment agreements manning agents enter into on behalf of Capital Maritime or any of its affiliates, including Capital Ship Management, our manager, may not prevent labor interruptions and the failure to renegotiate these agreements successfully in the future may disrupt our operations and adversely affect our cash flows.

The crew employment agreements that manning agents enter into on behalf of Capital Maritime or any of its affiliates, including Capital Ship Management, our manager, may not prevent labor interruptions and are subject to renegotiation in the future. Any labor interruptions, including due to a failure to renegotiate employment agreements with our crew members successfully could disrupt our operations and could adversely affect our business, financial condition and results of operations.

Risks Inherent in an Investment in Us

Capital Maritime and its affiliates may engage in competition with us.

Pursuant to the omnibus agreement that we and Capital Maritime have entered into, Capital Maritime and its controlled affiliates (other than us, our general partner and our subsidiaries) generally will agree not to acquire, own or operate medium- range tankers under time charters of two or more years without the consent of our general partner. The omnibus agreement, however, contains significant exceptions that may allow Capital Maritime or any of its controlled affiliates to compete with us, which could harm our business.  Please read “Item 7B: Related Party Transactions—Omnibus Agreement—Noncompetition”.

Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning 5% or more of our units.

Holders of common units have only limited voting rights on matters affecting our business. We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders elect only four of the seven members of our board of directors and holders of subordinated units do not elect any members of the board. We do not currently have any outstanding subordinated units. The elected directors will be elected on a staggered basis and will serve for three-year terms. Our general partner in its sole discretion has the right to appoint the remaining three directors and to set the terms for which those directors will serve. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders will have no right to elect our general partner and our general partner may not be removed except by a vote of the holders of at least 66⅔% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class and a majority vote of our board of directors.

Our partnership agreement further restricts unitholders’ voting rights by providing that if any person or group, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of our board of directors, owns beneficially 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. As an affiliate of our general partner, Capital Maritime is not subject to this limitation. Capital Maritime owns a 46.6% interest in us, including 11,304,651 common units and a 2% interest in us through its ownership of our general partner.

Our general partner and its other affiliates own a controlling interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to your detriment.

Following the early termination of the subordination period and the conversion of the subordinated units to common on a one-for-one basis on February 14, 2008, Capital Maritime owns a 46.6% interest in us, including 11,304,651 common units and a 2% interest in us through its ownership of our general partner. The common units owned by Capital Maritime have the same rights as our other outstanding common units. Our general partner effectively controls our day-to-day affairs consistent with policies and procedures adopted by and subject to the direction of our board of directors. Our general partner and its affiliates and our directors have a fiduciary duty to manage us in a manner beneficial to us and our unitholders. However, the officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Capital Maritime. Furthermore, all of the officers of our general partner and certain of our directors are directors or officers of Capital Maritime and its affiliates, and as such they have fiduciary duties to Capital Maritime that may cause them to pursue business strategies that disproportionately benefit Capital Maritime or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Capital Maritime and its affiliates, including our general partner and its officers, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. Please read “—Our partnership agreement limits the fiduciary duties of our general partner and our directors to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors” below. These conflicts include, among others, the following situations:

●
neither our partnership agreement nor any other agreement requires our general partner or Capital Maritime or its affiliates to pursue a business strategy that favors us or utilizes our assets, and Capital Maritime’s officers and directors have a fiduciary duty to make decisions in the best interests of the unitholders of Capital Maritime, which may be contrary to our interests;

●	the executive officers of our general partner and three of our directors also serve as executive officers and/or directors of Capital Maritime;
●
our general partner and our board of directors are allowed to take into account the interests of parties other than us, such as Capital Maritime, in resolving conflicts of interest, which has the effect of limiting their fiduciary duties to our unitholders;

●
our general partner and our directors have limited their liabilities and reduced their fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing our units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in the partnership agreement;

●
our general partner and our board of directors will be involved in determining the amount and timing of our asset purchases and sales, capital expenditures, borrowings, and issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

●
our general partner may have substantial influence over our board of directors’ decision to cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on any subordinated units or to make incentive distributions;

●	our general partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;
●
our partnership agreement does not restrict us from paying our general partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf; and

●	our general partner may exercise its right to call and purchase our outstanding units if it and its affiliates own more than 80% of our common units.

Although a majority of our directors will over time be elected by common unitholders, our general partner will likely have substantial influence on decisions made by our board of directors. Please read “Item 7B:  Related Party Transactions” below.

The vote of a majority of our common unitholders is required to amend the terms of our partnership agreement. Following the early termination of the subordination period and the conversion of the subordinated units to common units on a one-for-one basis, Capital Maritime owns 45.6% of our common units and can significantly impact any vote under the terms of our partnership agreement which may allow Capital Maritime to favor its interests and may significantly affect your rights under the partnership agreement. In addition, Capital Maritime is not subject to the limitations on voting rights imposed on our other limited partners.

On January 30, 2009, we announced the payment of an exceptional non-recurring distribution of $1.05 per unit for the fourth quarter of 2008, bringing annual distributions to unitholders to $2.27 per unit for the year ended December 31, 2008, a level which under the terms of our partnership agreement resulted in the early termination of the subordination period and the automatic conversion of the subordinated units into common units. Following such conversion, Capital Maritime owns a 46.6% interest in us, including 11,304,651common units and a 2% interest in us through its ownership of our general partner. The common units owned by Capital Maritime have the same rights as our other outstanding common units.

Prior to such conversion, certain actions, including the approval of any amendments to the terms of the partnership agreement, required the approval of a majority of each of the common and subordinated units, voting separately, or in certain cases a higher percentage of common units. Following termination of the subordination period a majority of common units (or in certain cases a higher percentage), of which Capital Maritime owns 45.6%, will be required in order to amend the terms of the partnership agreement or to reach certain decisions or actions, including:

●	amendments to the definition of available cash, operating surplus, adjusted operating surplus;
●	changes in our cash distribution policy;
●	elimination of the obligation to pay the minimum quarterly distribution;
●	elimination of the obligation to hold an annual general meeting;
●	removal of any appointed director for cause;
●	transfer of the general partner interest;
●	transfer of the incentive distribution rights;
●	the ability of the board to sell, exchange or otherwise dispose of all or substantially all of our assets;
●	resolution of conflicts of interest;
●	withdrawal of the general partner;
●	removal of the general partner;
●	dissolution of the partnership;
●	change to the quorum requirements;
●	approval of merger or consolidation; and
●	any amendment to the partnership agreement.

In addition, prior to such conversion, any shortfall in the payment of the quarterly distribution was borne first by the owners of the subordinated units. Following such conversion the risk will be borne by our common unitholders, including Capital Maritime, equally.

Our partnership agreement further restricts unitholders’ voting rights by providing that if any person, other than our general partner or its affiliates, their transferees and persons who acquire units with the prior approval of our board of directors owns beneficially 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and that the voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. See “—Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning 5% or more of our units” above for more information. As an affiliate of our general partner, Capital Maritime is not subject to this limitation. Further to the above, Capital Maritime, which holds 11,304,651 common units representing 45.6% of our common units and is our largest unitholder, may propose amendments to the partnership agreement that may favor its interests over yours and which may change or limit your rights under the partnership agreement.

We currently do not have any officers and expect to rely solely on officers of our general partner, who face conflicts in the allocation of their time to our business.

We do not currently expect our board of directors to exercise its power to appoint officers of Capital Product Partners L.P., and as a result, we expect to rely solely on the officers of our general partner, who are not required to work full-time on our affairs and who also work for affiliates of our general partner, including Capital Maritime. For example, our general partner’s Chief Executive Officer and Chief Financial Officer is also an executive officer of Capital Maritime. The affiliates of our general partner conduct substantial businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and effort of the officers of our general partner who also provide services to our general partner’s affiliates, which could have a material adverse effect on our business, results of operations and financial condition.

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

●
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

●	provides that our general partner and our directors are entitled to make other decisions in “good faith” if they reasonably believe that the decision is in our best interests;

●
generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable”, our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

●
provides that neither our general partner and its officers nor our directors will be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or directors or its officers or directors or those other persons engaged in actual fraud or willful misconduct.

In order to become a limited partner of our partnership, a unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above.

Fees and cost reimbursements, which Capital Ship Management will determine for services provided to us and certain of our subsidiaries, will be substantial, may fluctuate, and will reduce our cash available for distribution to you. Such fees and cost reimbursements may increase as the vessel costs environment increases and due to other unforeseen events, and may change upon the expiration of the management and administrative agreements currently in place.

We pay a fixed daily fee for an initial term of approximately five years from the time we take delivery of each vessel for services provided to us by Capital Ship Management, and we reimburse Capital Ship Management for all expenses it incurs on our behalf. The fixed daily fee to be paid to Capital Ship Management includes all costs incurred in providing certain commercial and technical management services to us, including vessel maintenance, crewing, purchasing and insurance and also includes the expenses for each vessel’s next scheduled special or intermediate survey, as applicable, and related drydocking.  In addition to the fixed daily fees payable under the management agreement, Capital Ship Management is entitled to supplementary remuneration for extraordinary fees and costs of any direct and indirect expenses it reasonably incurs in providing these services which may vary from time to time, and which includes, amongst others, certain costs associated with the vetting of our vessels, repairs related to unforeseen extraordinary events and insurance deductibles. For the year ended 31, December 2008, such fees amounted to approximately $1.0 million. Such costs may further increase to reflect unforeseen events and the continuing inflationary vessel costs environment. In addition, Capital Ship Management provides us with administrative services, including audit, legal, banking, investor relations, information technology and insurance services, pursuant to an administrative services agreement with an initial term of five years from the date of our initial public offering, and we reimburse Capital Ship Management for all costs and expenses reasonably incurred by it in connection with the provision of those services. Costs for these services are not fixed and may fluctuate depending on our requirements.

Going forward, when we acquire new vessels or when the respective management agreements for our vessels expire, we will have to enter into new agreements with Capital Ship Management or a third party for the provision of the above services. It is possible that any such new agreement may not be on the same or similar terms as our existing agreements, and that the level of our operating costs may change following any such renewal. Any increase in the costs and expenses associated with the provision of these services by our manager in the future, such as the costs of crews for our time chartered vessels and insurance, will lead to an increase in the fees we will have to pay to Capital Ship Management under any new agreements we enter into. The payment of fees to Capital Ship Management and reimbursement of expenses to Capital Ship Management could adversely affect our ability to pay cash distributions.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if public unitholders are dissatisfied, they will be unable to remove our general partner without Capital Maritime’s consent, unless Capital Maritime’s ownership share in us is decreased, all of which could diminish the trading price of our units.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

●
The unitholders will be unable to remove our general partner without its consent because our general partner and its affiliates own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class and a majority vote of our board of directors is required to remove the general partner. As of February 28, 2009, Capital Maritime owned a 46.6% interest in us, including 11,304,651common units and a 2% interest in us through its ownership of our general partner.

●
Common unitholders elect only four of the seven members of our board of directors. Our general partner in its sole discretion has the right to appoint the remaining three directors. Subordinated unitholders do not elect any directors. We do not currently have any outstanding subordinated units.

●
Election of the four directors elected by common unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

●
Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

●
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

●	We have substantial latitude in issuing equity securities without unitholder approval.

The effect of these provisions may be to diminish the price at which our units will trade.

The control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party. Any such change in control of our general partner may affect the way we and our operations are managed which could have a material adverse effect on our business, results of operations or financial condition and our ability to make cash distributions.

Substantial future sales of our units in the public market could cause the price of our units to fall.

We have granted registration rights to Capital Maritime and certain affiliates of Capital Maritime. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them at such time or to include those securities in registration statements that we may file for ourselves or other unitholders. As of February 28, 2009 Capital Maritime owned 11,304,651 common units registered under our Registration Statement on Form F-3 dated August 29, 2008, as amended, and certain incentive distribution rights. By exercising their registration rights or selling a large number of units or other securities, as the case may be, these unitholders could cause the price of our units to decline.

We may issue additional equity securities without your approval, which would dilute your ownership interests.

We may, without the approval of our unitholders, issue an unlimited number of additional units or other equity securities, including securities to Capital Maritime. In particular, we have financed a portion of the purchase price of the two non-contracted vessels we acquired from Capital Maritime during the first half of 2008 through the issuance of additional common units to Capital Maritime. The issuance by us of additional units or other equity securities of equal or senior rank will have the following effects:

●	our unitholders’ proportionate ownership interest in us will decrease;
●	the amount of cash available for distribution on each unit may decrease;
●	the relative voting strength of each previously outstanding unit may be diminished; and
●	the market price of the units may decline.

In establishing cash reserves, our board of directors may reduce the amount of cash available for distribution to you.

Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. These reserves will also affect the amount of cash available for distribution to our unitholders. Our board of directors may also establish reserves for distributions on any future subordinated units, but only if those reserves will not prevent us from distributing the full quarterly distribution, plus any arrearages, on the common units for the following four quarters. We currently do not have any subordinated units outstanding. As described above in “—Risks Inherent in Our Business—We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter our board of directors is required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted”, our partnership agreement requires our board of directors each quarter to deduct from operating surplus estimated maintenance and replacement capital expenditures, as opposed to actual expenditures, which could reduce the amount of available cash for distribution. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by the conflicts committee of our board of directors.

Our general partner has a limited call right that may require you to sell your units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units or subordinated units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units or subordinated units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units.

As a result of an exceptional dividend distribution of $1.05 per unit made on February 13, 2009 to unitholders of record on February 10, 2009, and in accordance with the terms of our partnership agreement, all of our outstanding subordinated units were automatically converted into common units on a one-for-one basis as of February 14, 2009. As of February 28, 2009 Capital Maritime, an affiliate of our general partner, owned a 46.6% interest in us, including 11,304,651common units and a 2% interest in us through its ownership of our general partner.

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

Our partnership agreement will allow us to make working capital borrowings to pay distributions. Accordingly, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, please read “Item 5B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowings”.

Increases in interest rates may cause the market price of our units to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular for yield based equity investments such as our units. Any such increase in interest rates or reduction in demand for our units resulting from other relatively more attractive investment opportunities may cause the trading price of our units to decline.

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

We are organized under the laws of The Marshall Islands as a limited partnership.  Our general partner is organized under the laws of The Marshall Islands as a limited liability company.  The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of our directors and the directors and officers of our general partner and those of our subsidiaries are residents of countries other than the United States.  Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and the directors and officers of our general partner are located outside the United States.  Our business is operated primarily from our office in Greece. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us, our directors, our general partner, our subsidiaries or the directors and officers of our general partner or enforce against us or them judgments obtained in United States courts if you believe that your rights have been infringed under securities laws or otherwise, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States. Even if you are successful in bringing an action of this kind there is uncertainty as to whether the courts of The Marshall Islands and of other jurisdictions would (1) recognize or enforce against us, our directors, our general partner’s directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws; or (2) impose liabilities against us, our directors, our general partner or our general partner’s directors and officers in original actions brought in The Marshall Islands, based on these laws.

Tax Risks

In addition to the following risk factors, you should read “Item 10E: Taxation” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our units.

U.S. tax authorities could treat us as a “passive foreign investment company”, which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign entity taxed as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (a “PFIC”), for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of certain types of “passive income”, or at least 50.0% of the average value of the entity’s assets produce or are held for the production of those types of “passive income”. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and projected method of operation we do not believe that we have been a PFIC nor do we expect to become a PFIC with respect to any future taxable year. We intend to treat our income from time chartering activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes.  However, no assurance can be given that the Internal Revenue Service (the “IRS”) will accept this position. Certain vessels in our fleet are engaged in activities that may be characterized as passive for PFIC purposes and the income from that portion of our fleet may be treated as passive income for PFIC purposes. See “Item 10E: Taxation—PFIC Status and Significant Tax Consequences”.

The preferential tax rates applicable to qualified dividend income are temporary, and the enactment of previously proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

Certain of our distributions may be treated as qualified dividend income eligible for preferential rates of U.S. federal income tax to U.S. individual unitholders (and certain other U.S. unitholders). In the absence of legislation extending the term for these preferential tax rates, all dividends received by such U.S. taxpayers in tax years beginning on January 1, 2011 or later will be taxed at ordinary graduated tax rates. Please read “Item 10E: Taxation—U.S. Federal Income Taxation of U.S. Holders—Distributions”.

In addition, previously proposed legislation would deny the preferential rate of U.S. federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country that has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on entities organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted the preferential tax rates of federal income tax discussed under “Item 10E: Taxation—U.S. Federal Income Taxation of U.S. Holders—Distributions” herein may no longer be applicable to distributions received from us. As of the date hereof, it is not possible to predict with any certainty whether this previously proposed legislation will be reintroduced and enacted.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the Internal Revenue Code of 1986, as amended (the “Code”), 50% of the gross shipping income of a vessel-owning or chartering corporation that is attributable to transportation that both begins or ends, but that does not begin and end, in the U.S. is characterized as U.S. source shipping income and such income generally is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code. We believe that we and each of our subsidiaries will qualify for this statutory tax exemption, and we will take this position for U.S. federal income tax return reporting purposes. See “Item 10E: Taxation”. However, there are factual circumstances, including some that may be beyond our control, which could cause us to lose the benefit of this tax exemption. In addition, our conclusion that we currently qualify for this exemption is based upon legal authorities that do not expressly contemplate an organization structure such as ours. Although we have elected to be treated as a corporation for U.S. federal income tax purposes, for corporate law purposes we are organized as a limited partnership under Marshall Islands law and our general partner swill be responsible for managing our business and affairs and has been granted certain veto rights over decisions of our board of directors. Therefore, we can give no assurances that the IRS will not take a different position regarding our qualification, or the qualification of any of our subsidiaries, for this tax exemption.

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

You may be subject to income tax in one or more non-U.S. countries, including Greece, as a result of owning our units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require you to file a tax return with and pay taxes to those countries.

We intend that our affairs and the business of each of our controlled affiliates will be conducted and operated in a manner that minimizes income taxes imposed upon us and these controlled affiliates or which may be imposed upon you as a result of owning our units. However, because we are organized as a partnership, there is a risk in some jurisdictions that our activities and the activities of our subsidiaries may be attributed to our unitholders for tax purposes and, thus, that you will be subject to tax in one or more non-U.S. countries, including Greece, as a result of owning our units if, under the laws of any such country, we are considered to be carrying on business there. If you are subject to tax in any such country, you may be required to file a tax return with and to pay tax in that country based on your allocable share of our income. We may be required to reduce distributions to you on account of any withholding obligations imposed upon us by that country in respect of such allocation to you. The United States may not allow a tax credit for any foreign income taxes that you directly or indirectly incur.

We believe we can conduct our activities in a manner so that our unitholders should not be considered to be carrying on business in Greece solely as a consequence of the acquisition, holding, disposition or redemption of our units. However, the question of whether either we or any of our controlled affiliates will be treated as carrying on business in any country, including Greece, will largely be a question of fact determined through an analysis of contractual arrangements, including the management agreement and the administrative services agreement we will enter into with Capital Ship Management, and the way we conduct business or operations, all of which may change over time. The laws of Greece or any other foreign country may also change, which could cause the country’s taxing authorities to determine that we are carrying on business in such country and are subject to its taxation laws. Any foreign taxes imposed on us or any subsidiaries will reduce our cash available for distribution.

Item 4. Information on the Partnership.

A. History and Development of the Partnership

We are a limited partnership incorporated as Capital Product Partners L.P. under the laws of the Marshall Islands on January 16, 2007 by Capital Maritime, an international shipping company with a long history of operating and investing in the shipping markets. Our fleet currently consists of 18 double-hull, high specification tankers including one of the largest Ice Class 1A medium range (“MR”) product tanker fleets in the world based on number of vessels and carrying capacity. We maintain our principal executive headquarters at 3 Iassonos Street, Piraeus, 18537 Greece and our telephone number is +30 210 4584 950.

On April 3, 2007, we completed our IPO of 13,512,500 common units at a price of $21.50 per unit. At the time of the IPO, Capital Maritime transferred all of the shares of eight wholly owned subsidiaries, each of which owned a newly built, double hull MR product tanker, to us and we entered into an agreement with Capital Ship Management, a subsidiary of Capital Maritime, to provide management and technical services in connection with these and future vessels. Since the IPO we have taken delivery of seven newbuildings, which we had contracted to acquire at the time of the IPO, and we have also acquired three additional, non-contracted, vessels from Capital Maritime, greatly increasing the size of our fleet in terms of both number of vessels and carrying capacity. The additional vessels were purchased in part by issuing equity to Capital Maritime. Capital Maritime has also granted us a right of first offer for any MR tankers in its fleet under charter for two or more years, giving us the opportunity to purchase up to an additional six vessels in the future. We intend to continue to make strategic acquisitions and to take advantage of our relationship with Capital Maritime in a prudent manner that is accretive to our unitholders and to long-term distribution growth.

On January 30, 2009, we announced the payment of an exceptional non-recurring distribution of $1.05 per unit for the fourth quarter of 2008, bringing annual distributions to unitholders to $2.27 per unit for the year ended December 31, 2008, a level which under the terms of our partnership agreement resulted in the early termination of the subordination period and the automatic conversion of the subordinated units into common units. Our board of directors unanimously determined that taking into account the totality of relationships between the parties involved, the payment of this exceptional distribution was in our best interests taking into consideration the general economic conditions, our business requirements, risks relating to our business as well as alternative uses available for our cash. Following such conversion, Capital Maritime owns a 46.6% interest in us, including 11,304,651 common units and a 2% interest in us through its ownership of our general partner, Capital GP L.L.C. The common units owned by Capital Maritime have the same rights as our other outstanding common units.

B. Business Overview

Our 18 vessels trade on a worldwide basis and are capable of carrying crude oil, refined oil products, such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and certain chemicals such as ethanol and comply not only with the strict regulatory standards that are currently in place but also with the stricter regulatory standards that are currently expected to be implemented. We charter our vessels under medium to long-term time and bareboat charters (two to 10 years, with an average remaining term of approximately 4.3 years as of February 28, 2009) to large charterers such as BP Shipping Limited, Morgan Stanley Capital Group Inc., Trafigura Beheer B.V., Shell International Trading & Shipping Company Ltd. and subsidiaries of Overseas Shipholding Group Inc. All our charters provide for the receipt of a fixed base rate for the life of the charter, and in the case of 10 of our 12 time charters, also provide for profit sharing arrangements in excess of the base rate. Please see “Profit Sharing Arrangements” below for a detailed description of how profit sharing is calculated.

Business Strategies

Notwithstanding the current severe economic downturn  the duration and long term effects of which it is not possible to predict our primary business objective remains to increase quarterly distributions per unit over time subject to shipping, charter and financial market developments. In order to achieve this objective we execute the following business strategies:

●
Maintain and grow our cash flows.  We believe that the medium to long-term, fixed-rate nature of our charters, our profit sharing arrangements, and our agreement with Capital Ship Management for the commercial and technical management of our vessels, which provides for a fixed management fee for an initial term of approximately five years from when we take delivery of each vessel and includes the expenses for its next scheduled special or intermediate survey, as applicable, and related drydocking, will provide a stable base of revenue and predictable expenses that will result in stable cash flows in the medium to long-term. Subject to prevailing shipping, charter and financial market conditions we may make potential future acquisitions from Capital Maritime or third parties, which could lead to the growth of our base revenues.

●
Continue to grow our fleet.  Despite the severe deterioration currently faced in the banking and credit worlds affecting liquidity, we intend to continue to evaluate potential acquisitions of additional vessels and to take advantage of our unique relationship with Capital Maritime and, subject to prevailing shipping, charter and financial market conditions, make strategic acquisitions in the medium to long term in a prudent manner that is accretive to our unitholders and to long-term distribution growth.  Our board has determined, however, that in the current market and financial conditions there are limited opportunities for vessel acquisitions that our accretive to our unitholders. Since the IPO, we have taken delivery of seven newbuildings and have also acquired three additional vessels from Capital Maritime. Furthermore, pursuant to our omnibus agreement with Capital Maritime, we have the opportunity to purchase six sister vessels currently in Capital Maritime’s fleet, but only in the event those vessels are fixed under medium to long-term charters Capital Maritime also has a newbuilding program in place and we will continue to evaluate opportunities to acquire both newbuildings and second-hand vessels, if and when they are chartered for more than two years, from Capital Maritime and from third parties as we seek to grow our fleet.

●
Capitalize on our relationship with Capital Maritime and expand our charters with recognized charterers.  We believe that we can leverage our relationship with Capital Maritime and its ability to meet the rigorous vetting processes of leading oil companies in order to attract new customers. We also plan to increase the number of vessels we charter to our existing charterers as well as enter into charter agreements with new customers in order to maintain a portfolio of charters that is diverse from a customer, geography and maturity perspective. Following our IPO, we have acquired three non-contracted vessels from Capital Maritime which were under time charters with Trafigura Beheer B.V., BP Shipping Limited and Shell International Trading & Shipping Ltd. and have also delivered three vessels to Overseas Shipholding Group.

●
Maintain and build on our ability to meet rigorous industry and regulatory safety standards. Capital Ship Management, an affiliate of our general partner that manages our vessels, has an excellent vessel safety record, is capable of fully complying with rigorous health, safety and environmental protection standards, and is committed to providing our customers with a high level of customer service and support. We believe that in order for us to be successful in growing our business in the future, we will need to maintain our excellent vessel safety record and maintain and build on our high level of customer service and support.

Competitive Strengths

We believe that we are well-positioned to execute our business strategies and our future prospects for success are enhanced because of the following competitive strengths:

●
Stable and growing cash flows based on medium to long-term charters.  We believe that the medium-to long-term, fixed-rate nature of our charters, our profit sharing arrangements and our fixed-rate management agreement provide a stable base of revenues and predictable expenses that result in stable cash flows. Our existing fleet has experienced significant growth since our IPO, both in terms of carrying capacity and number of vessels. In addition, the potential opportunity to purchase up to an additional six sister vessels and a number of modern crude and product double-hull tankers of various sizes from Capital Maritime, subject to prevailing shipping, charter and financial market conditions provides visible opportunity for future growth in our revenue, operating income and net income.

●
Strong relationship with Capital Maritime.  We believe our relationship with Capital Maritime and its affiliates provides numerous benefits that are key to our long-term growth and success, including Capital Maritime’s reputation within the shipping industry and its network of strong relationships with many of the world’s leading oil companies, commodity traders and shipping companies. We also benefit from Capital Maritime’s expertise in technical fleet management and its ability to meet the rigorous vetting processes of some of the world’s most selective major international oil companies, including BP p.l.c., Royal Dutch Shell plc, StatoilHydro ASA, Chevron Corporation, ExxonMobil Corporation and Total S.A. We believe we are well-positioned not only to retain existing customers, such as BP Shipping Limited, Morgan Stanley Capital Group Inc., Trafigura Beheer B.V., Shell International Trading & Shipping Company Ltd. and Overseas Shipholding Group Inc., but also to enter into agreements with other large charterers and oil companies.

●
Leading position in the product tanker market, with a modern, capable fleet, built to high specifications.  Our fleet of 18 tankers includes one of the largest Ice Class 1A MR fleet in the world based on number of vessels and carrying capacity. The IMO II/III and Ice Class 1A classification notations of most of our vessels provide a high degree of flexibility as to what cargoes our charterers can choose to trade as they employ our fleet. We also believe that the range in size and the geographic flexibility of our fleet are attractive to our charterers, allowing them to consider a variety of trade routes and cargoes. In addition, with an average age of approximately 3.0 years as of February 28, 2009, our fleet is one of the youngest fleets of its size in the world.  Finally, we believe our vessels’ compliance with existing and expected regulatory standards, the high technical specifications of our vessels and our fleet’s flexibility to transport a wide variety of refined products and crude oil across a wide range of trade routes is attractive to our existing and potential charterers.

●
Financial strength and flexibility.   At the time of the IPO we entered into a non-amortizing revolving credit facility that provided us with the funds to pay, in full or in part, the purchase price of the pre-contracted vessels delivered to us to date, as well as the M/T Attikos. On March 19, 2008 we entered into a new 10-year revolving credit facility of up to $350.0 million, which is non-amortizing until March 2013, further enhancing our financial flexibility to realize new vessel acquisitions from Capital Maritime and third parties. We may use this facility to finance up to 50% of the purchase price of any potential future purchases of modern tanker vessels from Capital Maritime or any third parties. To date, we have used $107.5 million of this facility to fund part of the acquisition price of the M/T Amore Mio II, the M/T Aristofanis, the M/T Aristotelis II and the M/T Aris II, all from Capital Maritime. We currently have $246.0 million in undrawn amounts available under our credit facilities.

Our Customers

We provide marine transportation services under medium-to long-term time charters or bareboat charters with counterparties that we believe are creditworthy. Currently, our customers are:

●
BP Shipping Limited, the shipping affiliate of BP p.l.c., one of the world’s largest producers of crude oil and natural gas. BP p.l.c. has exploration and production interests in 26 countries and as of December 31, 2007, BP p.l.c. had proved reserves of 17.8 billion barrels of oil and gas equivalent. BP Shipping provides all logistics for the marketing of BP’s oil and gas cargoes.

●
Morgan Stanley Capital Group Inc., the commodities division of Morgan Stanley, the international investment bank, is a leading commodities trading firm in the energy and metals markets, encompassing both physical and derivative capabilities.

●
Overseas Shipholding Group Inc., one of the largest independent shipping companies in the world operating crude and product tankers. As of September 30, 2008 Overseas Shipholding Group Inc.’s operating fleet consisted of 158 vessels, 37 of which were under construction, aggregating 15.8 million dwt.

●
Trafigura Beheer B.V., based in The Netherlands and founded in 1993, is one of the world’s largest independent oil traders with access to multi-billion credit facilities and investments in industrial assets around the world of more than $700.0 million.

●
Shell International Trading & Shipping Company Ltd., a subsidiary of Royal Dutch Shell plc., is the principal trading and shipping business of the Royal Dutch/Shell Group. It trades millions of barrels crude oil and oil products and moves cargoes on some 100 deep-sea tankers and gas carriers around the world on a daily basis.

BP Shipping Limited and Morgan Stanley Capital Group Inc. accounted for 54% and 33% of our revenues respectively for the year ended December 31, 2008. For the year ended December 31, 2007, these customers accounted for 58% and 24% of our revenues, respectively and for the year ended December 31, 2006 they accounted for 42% and 18% of our revenues, respectively. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.

Our Fleet

At the time of our IPO on April 3, 2007, our fleet consisted of eight vessels. Since that date, the size of our fleet has greatly increased in terms of both number of vessels and carrying capacity and currently consists of 18 vessels comprising:

●
Twelve newly-built, Ice Class 1A, IMO II/III double-hull, MR chemical/product tanker sister vessels ranging in size from 36,000 dwt to 48,000 dwt, constructed by Hyundai MIPO Dockyard Co., Ltd. to high specifications, representing one of the largest such fleets in the world based on number of vessels and carrying capacity and delivered to us between April and September 2007;

●
Three newly-built, 51,000 dwt, IMO II/III, double-hull, MR chemical/product tanker sister vessels constructed by STX Shipbuilding Co., Ltd. under bareboat charter to a charterer who has the option to purchase each vessel at the end of the eighth, ninth or tenth year of each charter delivered to us between January and August 2008;

●	Two 12,000 dwt, double-hull, small product tanker sister vessels purchased from Capital Maritime in September 2007 and April 2008, respectively; and

●	One 160,000 dwt, 2001-built, double-hull Suezmax tanker purchased from Capital Maritime in March 2008.

As of February 28, 2009, the average age of our fleet was approximately 3.0 years and the average remaining term under our charters was approximately 4.3 years.

Sister vessels are vessels of similar specifications and size typically built at the same shipyard. All of the vessels are or were designed, constructed, inspected and tested in accordance with the rules and regulations of either Det Norske Veritas (“DNV”) or the American Bureau of Shipping (“ABS”) and are under time or bareboat charters commencing at the time of their delivery.

Potential Additional Vessels from Capital Maritime

We intend to continue to take advantage of our unique relationship with Capital Maritime and, subject to prevailing shipping, charter and financial market conditions and the approval of our board of directors, make strategic acquisitions in the medium to long term in a prudent manner that is accretive to our unitholders and to long-term distribution growth. Pursuant to our omnibus agreement with Capital Maritime, Capital Maritime has granted us a right of first offer for any MR tankers in its fleet under charter for two or more years giving us the opportunity to purchase up to an additional six vessels comprised of two 37,000 dwt Ice Class 1A MR chemical/product tanker sister vessels and four 51,000 dwt MR IMO II/III chemical/product tanker sister vessels in the future. Capital Maritime is, however, under no obligation to fix any of these vessels under charters of two or more years.  The vessels are currently under charter for less than two years or are yet to be chartered as they are under construction.  Please read "Item 7B: Related Party Transactions" for a detailed description of our omnibus agreement with Capital Maritime.

In addition, Capital Maritime currently owns or has on order a number of modern, double-hull product and crude oil tankers of different sizes which we may potentially acquire in the event those vessels were fixed under charters of two or more years.

The table below provides summary information as of February 28, 2009 about the vessels in our fleet and the vessels we may have the opportunity to acquire from Capital Maritime, as well as their delivery date or expected delivery date to us and their employment, including earliest possible redelivery dates of the vessels and the relevant charter rates. The table also includes the approximate expected termination date of the management agreement with Capital Ship Management with respect to each vessel. Sister vessels are denoted by the same letter in the tables.

OUR FLEET

Vessel Name	Sister Vessels (1)	Year Built/ Delivery Date	DWT	OPEX (per day)	Management Agreement Expiration	Duration/ Charter Type (2)	Expiry of Charter (3)	Daily Charter Rate (Net) (4)	Profit Sharing	Charterer (5)	Description
VESSELS CURRENTLY IN OUR FLEET
Initial Fleet – Delivered To Us At Time of the IPO

Atlantas (6)	A	2006	36,760	$250	Jan-Apr 2011	8-year BC	Mar-2014	$15,000(7)		BP	Ice Class 1A IMO II/III Chemical/ Product
Aktoras (6)	A	2006	36,759	$250	Apr-Jul 2011	8-year BC	Jun-2014	$15,000(7)		BP
Aiolos (6)	A	2007	36,725	$250	Nov-Feb 2012	8-year BC	Feb-2015	$15,000(7)		BP
Agisilaos	A	2006	36,760	$5,500	May-Aug 2011	3.6-year TC	Mar-2010	$19,750(8)(9)	✓	BP
Arionas	A	2006	36,725	$5,500	Aug-Nov 2011	3.6-year TC	Jun-2010	$19,750(8)(10)	✓	BP
Axios	B	2007	47,872	$5,500	Dec-2011-Mar-2012	3-year TC	Jan-2010	$20,500(8)	✓	BP
Avax	B	2007	47,834	$5,500	Jun 2010	3-year TC	May-2010	$20,500	✓	BP
Assos	B	2006	47,872	$5,500	Feb-May 2011	3-year TC	Oct-2009	$20,000	✓	MS
Total DWT:			327,307

Vessels Purchased from Capital Maritime since the IPO

Atrotos	B	May-2007	47,786	$5,500	Feb-May 2012	3-year TC	Apr-2010	$20,000	✓	MS	Ice Class 1A IMO II/III Chemical/ Product
Akeraios	B	Jul-2007	47,781	$5,500	May-Aug 2012	3-year TC	Jun-2010	$20,000	✓	MS
Anemos I	B	Sept-2007	47,782	$5,500	Jul-Oct 2012	3-year TC	Aug-2010	$20,000	✓	MS
Apostolos	B	Sept-2007	47,782	$5,500	Jul-Oct 2012	3-year TC	Aug-2010	$20,000	✓	MS
Attikos (11)	C	2005	12,000	$5,500	Sept-Nov 2012	2.2-2.3-yr TC	Sept-2009	$13,503		Trafigura	Product
Alexandros II (12)(13)	D	Jan-2008	51,258	$250	Dec-2012-Mar 2013	10-year BC	Dec-2017	$13,000		OSG	IMO II/III Chem./Prod.
Amore Mio II (14)	-	2001	159,982	$8,500	Mar-Apr 2013	3-year TC	Jan-2011	$36,000(8)	✓	BP	Crude Oil
Aristofanis (15)	C	2005	12,000	$5,500	Mar-Apr 2013	2-year TC	Mar-2010	$12,952		Shell	Product
Aristotelis II (12)(13)	D	Jun-2008	51,226	$250	Mar-Jun 2013	10-year BC	May-2018	$13,000		OSG	IMO II/III
Aris II (12)(13)	D	Aug-2008	51,218	$250	May-Aug 2013	10-year BC	Jul-2018	$13,000		OSG	Chem./Prod.
Total Fleet DWT:			856,122

VESSELS WE MAY PURCHASE FROM CAPITAL MARITIME
May Purchase if Under Long-Term Charter (With Expected Delivery Date to Capital Maritime)

Aristidis	A	Jan-2006	36,680								Ice Class 1A IMO II/III Chem./ Prod.
Alkiviadis	A	Mar-2006	36,721
Agamemnon II	D	Nov-2008	51,328								IMO II/III Chemical/ Product
Ayrton III	D	Apr-2009	51,000
Adonis II	D	May-2009	51,000
Asterix II	D	June-2009	51,000
Total DWT:			277,729

__________
(1)
Sister vessels, vessels of similar specifications and size typically built at the same shipyard, are denoted in the tables by the same letter as follows: (A), (B): these vessels were built by Hyundai MIPO Dockyard Co., Ltd., South Korea, (C): these vessels were built by Baima Shipyard, China, (D): these vessels were built by STX Shipbuilding Co., Ltd., South Korea.

(2)	TC: Time Charter, BC: Bareboat Charter.
(3)
Earliest possible redelivery date. The charters for the M/T Attikos and the M/T Aristofanis, expire on the date of expiration. The redelivery period for the M/T Agisilaos is between March 1 and 29, 2010 and for the M/T Arionas is between June 3 and 30, 2010. For all other charters, the redelivery date is +/–30 days at the charterer’s option.

(4)
All rates quoted above are the net rates after we or our charterers have paid any relevant commissions on the base rate. The BP time and bareboat charters are subject to 1.25% commissions. The Trafigura time charter is subject to 2.5% commissions. The Shell time charter is subject to 2.25% commissions. With the exception of the M/T Assos, where 1.25% commission is deducted from the gross profit share amount, we do not pay any commissions in connection with the MS time charters.

(5)
BP: BP Shipping Limited. MS: Morgan Stanley Capital Group Inc. OSG: certain subsidiaries of Overseas Shipholding Group Inc. Trafigura: Trafigura Beheer B.V.  Shell: Shell International Trading & Shipping Company Ltd.

(6)	For the duration of the BC these vessels have been renamed: M/T Atlantas to British Ensign, M/T Aktoras to British Envoy and M/T Aiolos to British Emissary.
(7)	The last three years of the BC will be at a daily charter rate of $13,433 (net).
(8)	In addition to the commission on the gross charter rate, the ship broker is entitled to an additional 1.25% commission on the amount of profit share.
(9)	In August 2008 the TC was extended by 13 months to March 2010. The net daily charter rate prior to this extension was $17,500 and was subject to the same 50/50 profit sharing arrangement.
(10)
Effective as of April 4, 2009. In August 2008 the TC was extended by 13 months to June 2010. The net daily charter rate prior to the extension was $21,000 until November 2008 and $19,000 for the period from November 4, 2008 to April 4, 2009 and was subject to the same 50/50 profit sharing arrangement.

(11)	The M/T Attikos was acquired by us in September 2007.
(12)	For the duration of their charter they have been renamed: M/T Alexandros II to Overseas Serifos, M/T Aristotelis II to Overseas Sifnos and M/T Aris II to Overseas Kimolos.

(13)
OSG has an option to purchase each of these vessels at the end of the eighth, ninth or tenth year of the applicable charter, for $38.0 million, $35.5 million and $33.0 million, respectively, which option is exercisable six months before the date of completion of the eighth, ninth or tenth year of the charter. The expiration date above may therefore change depending on whether the charterer exercises its purchase option.

(14)	This vessel was built by Daewoo Shipbuilding and Marine Engineering Co., Ltd., South Korea and was acquired by us in March 2008.
(15)	The M/T Aristofanis was acquired by us in April 2008.

Our Charters

Currently, all of the vessels in our fleet are under medium to long-term time or bareboat charters with an average remaining term of approximately 4.3 years as of February 28, 2009. Under certain circumstances we may operate vessels in the spot market until the vessels have been fixed under appropriate medium to long-term charters. Please see “—Our Fleet” above, including the chart and accompanying notes, for more information on our time and bareboat charters, including counterparties, expected expiration dates of the charters and daily charter rates.

Time Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel’s owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate and the charterer is responsible for substantially all vessel voyage costs except for commissions which are assumed by the owner. In the case of the vessels under time charter to Morgan Stanley Capital Group Inc., the charterer is also responsible for the payment of all commissions. The basic hire rate payable under the charters is a previously agreed daily rate, as specified in the charter, payable at the beginning of the month in U.S. Dollars. We currently have 12 vessels under time charter of which five are with Morgan Stanley Capital Group Inc., five with BP Shipping Limited and one each with Trafigura Beheer B.V. and Shell International Trading & Shipping Company Ltd. In August 2008 we reached an agreement with BP Shipping Limited to extend the time charters for the M/T Agisilaos and the M/T Arionas by 13 months each and amend the net daily charter rates. Of our 12 time charters, 10 contain profit-sharing provisions that allow us to realize at a pre-determined percentage additional revenues when spot rates are higher than the base rates incorporated in our charters or, in some instances, through greater utilization of our vessels by our charterers.

Profit Sharing Arrangements

Morgan Stanley Profit Sharing. Further to an agreement reached with Morgan Stanley Capital Group Inc. on July 28, 2008, which took effect retroactively as of June 1, 2008, the profit sharing arrangements for each vessel time chartered with Morgan Stanley Capital Group Inc. are calculated according to the two-step process set out below. Initially, a weighted average of two indices published daily by the Baltic Exchange based on specific routes and cargo sizes representative of the vessel’s trading is calculated and settled quarterly. Specifically, the calculation is based on the performance of the transatlantic route (TC2) and the Caribbean-US route (TC3) at certain predetermined weights. If the weighted average time charter equivalent (“TCE”) is less than or equal to the basic hire rate, then we receive the basic hire rate only. If the weighted average TCE exceeds the basic hire rate, then we receive the basic hire rate plus 50% of the excess. In addition, we have the right to access the charterer's annual results of operations for each vessel, and, if these show that the vessel has earned more than the calculation above, we receive 50% of the vessel’s actual profits less any amounts already received pursuant to the calculation above.  If the annual results of operations for each vessel do not exceed the estimated profit calculation based on the two routes then no additional payments are made. With the exception of the profit share arrangement for the M/T Assos, where 1.25% commission is deducted from the gross profit share amount, no commissions are payable on revenues derived from our profit shares. Annual results of operations from the charterer are to be presented by December 31 of each year for the period commencing December 1 of the previous year to November 30 of the year in question, with the exception of the fiscal year from December 1, 2007 to November 30, 2008 for which results of operations were settled semi-annually, in May and November 2008.

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

Bareboat Charters

A bareboat charter is a contract pursuant to which the vessel owner provides the vessel to the customer for a fixed period of time at a specified daily rate, and the customer provides for all of the vessel's expenses (including any commissions) and generally assumes all risk of operation. In the case of the vessels under bareboat charter to BP Shipping Limited, we are responsible for the payment of any commissions.  The customer undertakes to maintain the vessel in a good state of repair and efficient operating condition and drydock the vessel during this period at its cost and as per the classification society requirements. The basic rate hire is payable to us monthly in advance in U.S. Dollars. We currently have six vessels under bareboat charter, three with BP Shipping Limited and three with subsidiaries of Overseas Shipholding Group Inc. The charters entered into with subsidiaries of Overseas Shipholding Group Inc. are fully and unconditionally guaranteed by Overseas Shipholding Group Inc. and include options for the charterer to purchase each vessel for $38.0 million, $35.5 million or $33.0 million at the end of the eighth, ninth or tenth year of the charter, respectively. In each case, the option to purchase the vessel must be exercised six months prior to the end of the charter year.

Seasonality

Our vessels operate under medium to long-term charters and are not generally subject to the effect of seasonable variations in demand.

Management of Ship Operations, Administration and Safety

Capital Maritime provides, through its subsidiary Capital Ship Management, expertise in various functions critical to our operations. This affords a safe, efficient and cost-effective operation and, pursuant to a management agreement and an administrative services agreement we have entered into with Capital Ship Management, we have access to human resources, financial and other administrative services, including bookkeeping, audit and accounting services, administrative and clerical services, banking and financial services, client, investor relations, information technology and technical management services, including commercial management of the vessels, vessel maintenance and crewing (not required for vessels subject to bareboat charters), purchasing, insurance and shipyard supervision.

 Under our time charter arrangements, Capital Ship Management, our manager, is generally responsible for commercial, technical, health and safety and other management services related to the vessels' operation, and the charterer is responsible for port expenses, canal dues and bunkers and, in the case of the Morgan Stanley Capital Group Inc. time charters, for commissions.  Pursuant to our management agreement, we pay a fixed daily fee of $5,500 per vessel for our time chartered vessels ($8,500 for the M/T Amore Mio II), for an initial term of approximately five years from when we take delivery of each vessel and covers vessel operating expenses, which include crewing, repairs and maintenance, insurance and the expenses of the next scheduled special or intermediate survey for each vessel, as applicable, and related drydocking. Please see the table in “—Our Fleet” above for a list of the approximate expected termination dates of the management agreement with Capital Ship Management with respect to each vessel currently in our fleet. Capital Ship Management is directly responsible for providing all of these items and services. Capital Ship Management is also entitled to supplementary remuneration for extraordinary fees and costs of any direct and indirect expenses it reasonably incurs in providing these services which may vary from time to time, and which includes, amongst others, certain costs associated with the vetting of our vessels, repairs related to unforeseen extraordinary events and insurance deductibles. For the year ended 31, December 2008, such fees amounted to approximately $1.0 million. Such costs may further increase to reflect unforeseen events and the continuing inflationary vessel costs environment. The sole expense we incur in connection with our vessels under bareboat charter is a daily fee of $250 per bareboat chartered vessel payable to Capital Ship Management, mainly to cover compliance costs. Capital Ship Management may provide these services to us directly or it may subcontract for certain of these services with other entities, including other Capital Maritime subsidiaries. Going forward, when we acquire new vessels or when the respective management agreements for our vessels expire, we will have to enter into new agreements which may provide for different fees or include different terms.  For more information on the management agreement and administrative services agreements we have with Capital Ship Management please read “Item 7B: Related Party Transactions—Management Agreement” and “—Administrative Services Agreement.”

Capital Ship Management operates under a safety management system in compliance with the IMO’s ISM code and certified by the American Bureau of Shipping. Capital Ship Management’s management systems also comply with the quality assurance standard ISO 9001, the environmental management standard ISO 14001 and the Occupational Health & Safety Management System (“OHSAS”) 18001, all of which are certified by Lloyds Register of Shipping. As a result, our vessels’ operations are conducted in a manner intended to protect the safety and health of Capital Ship Management's employees, as applicable, the general public and the environment. Capital Ship Management’s technical management team actively manages the risks inherent in our business and is committed to eliminating incidents that threaten safety, such as groundings, fires, collisions and petroleum spills, as well as reducing emissions and waste generation.

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

While a plethora of parameters are considered and evaluated prior to a commercial decision, the oil majors, through their association, the Oil Companies International Marine Forum (“OCIMF”), have developed and are implementing two basic tools: (i) a Ship Inspection Report Programme (“SIRE”) and (ii) the Tanker Management & Self Assessment (“TMSA”) Program. The former is a physical ship inspection based upon a thorough Vessel Inspection Questionnaire (“VIQ”), and performed by accredited OCIMF inspectors, resulting in a report being logged on SIRE, while the latter is a recent addition to the risk assessment tools used by the oil majors.

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

We believe Capital Maritime and Capital Ship Management are among a small number of ship management companies to have undergone and successfully completed audits by six major international oil companies in the last few years (i.e., BP p.l.c., Royal Dutch Shell plc, StatoilHydro ASA, Chevron Corporation, ExxonMobil Corporation and Total S.A).

Crewing and Staff

Capital Ship Management, an affiliate of Capital Maritime, through a subsidiary in Romania and crewing agents in Romania, Russia and the Philippines recruits senior officers for our vessels. Capital Ship Management also maintains a presence in the Philippines and Russia and has entered into an agreement for the training of officers under ice conditions at a specialized training center in St. Petersburg. Capital Maritime's vessels are currently manned primarily by Romanian, Russian and Filipino crew members. Having employed these crew configurations for Capital Maritime for a number of years, Capital Ship Management has considerable experience in operating vessels in this configuration and has a pool of certified and experienced crew members which we can access to recruit crew members for our vessels.

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

Class Renewal Surveys (also known as special surveys) are carried out at the intervals indicated by the classification for the hull (usually at five year intervals). During the special survey, the vessel is thoroughly examined, including Non-Destructive Inspections (“NDIs”) to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society will order steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every five years, depending on whether a grace period is granted, a ship-owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as ESP - Enhanced Survey Program and CSM - Continuous Machinery Survey.

All areas subject to survey, as defined by the classification society, are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. All of our vessels are certified as being “in class” by ABS, DNV and, in the case of the M/T Attikos and M/T Aristofanis, China Classification Society.  All of the newbuildings we currently have on order and any other new and secondhand vessels that we purchase must be certified prior to their delivery. If any vessel we have contracted to purchase is not certified as “in class” on the date of closing, we have no obligation to take delivery of the vessel.

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

We currently carry “hull and machinery”, “increased value”, “protection and indemnity” and “war risk” insurance coverage for each of our vessels to protect against most of the accident-related risks involved in the conduct of our business:

●
Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collisions, grounding and weather and the coverage is usually to an agreed “insured value” which, as a matter of policy, is never less than the particular vessel's fair market value.

●	Increased value insurance augments hull and machinery insurance cover by providing a low-cost means of increasing the insured value of the vessels in the event of a total loss casualty.

●
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

●	War Risks insurance covers such items as piracy and terrorism.

Not all risks are insured and not all risks are insurable. The principal insurable risks which nevertheless remain uninsured across the fleet are “loss of hire” and “strikes.” We do not insure these risks because the costs are regarded as disproportionate to the benefit.

The following table sets forth certain information regarding our insurance coverage as of December 31, 2008.

Type	Aggregate Sum Insured For All Vessels in our Existing Fleet*

Hull and Machinery	$819.24 million (increased value insurance (including excess liabilities) provides additional coverage).
Increased Value (including Excess Liabilities)	Up to $335.6 million additional coverage in total.
Protection and Indemnity (P&I)	Pollution liability claims: limited to $1.0 billion per vessel per incident.
War Risk	$1.2 billion
*Certain of our bareboat charterers are responsible for the insurance on the vessels. The values attributed to those vessels are in line with the values agreed in the relevant charters as augmented by separate insurances.

The International Product Tanker Industry

The international seaborne transportation industry represents the most cost effective method of transporting large volumes of crude oil and refined petroleum products. The seaborne movement of refined petroleum products between regions addresses demand and supply imbalances for such products caused by the lack of resources or refining capacity in consuming countries. Global demand for the shipping of refined products and crude oil has grown historically at a faster rate than the demand for the refined products and the crude oil themselves. The demand for product and crude oil tankers is cyclical and a function of several factors, including the general strength of the economy, location of oil production and the distance from refineries as well as refining and consumption and world oil demand and supply. According to the Energy Information Administration (the “EIA”), global oil product demand has been revised downwards and is expected to decline by 1.6% in 2009 averaging at 84.3 mbd. The EIA expects 2010 oil demand to grow by 1.0% to 85.1 mbd. Due to increasing environmental restrictions on the building of refineries in the countries that belong to the Organization for Economic Co-operation and Development (the “OECD”), additional refineries are expected to continue to be built at locations far from such points of consumption, resulting in refined product tankers being required to travel longer distances on each voyage.   The refining industry may respond to the economic downturn and demand weakness, by reducing or cancelling operating rates and by reducing plans for certain investment expansion plans, including additional refining capacity. The worldwide financial and economic downturn may adversely affect demand for tankers, due to the expected contraction in crude oil and oil product demand.

Competition

We operate in a highly fragmented, highly diversified global market with many charterers, owners and operators of vessels. Competition for charters can be intense and depends on price as well as on the location, size, age, condition and acceptability of the vessel and its operator to the charterer and is frequently tied to having an available vessel which has met the strict operational and financial standards established by oil majors to pre-qualify or vet tanker operators prior to entering into charters with them. Although we believe that at the present time no single company has a dominant position in the markets in which we compete, that could change and we may face substantial competition for medium to long-term charters from a number of experienced companies who may have greater resources or experience than we do when we try to recharter our vessels. However, we believe the young age of our fleet which is one of the youngest in the industry, the high specifications of our vessels, including the ability of most of our vessels to transport refined oil products and certain chemicals, and the fact that 16 of our 18 charter contracts will expire on or after January 2010 (the date at which all single-hull tankers are due to be phased out under IMO regulations) when the number of vessels available for rehire will have decreased, position us well to recharter our vessels. In addition, Capital Maritime is among a small number of ship management companies that has undergone and successfully completed audits by six major international oil companies in the last few years, including audits with BP p.l.c., Royal Dutch Shell plc, StatoilHydro ASA, Chevron Corporation, ExxonMobil Corporation and Total S.A. We believe our ability to comply with the rigorous and comprehensive standards of major oil companies relative to less qualified or experienced operators allows us to compete effectively for new charters.

Regulation

General

Our operations and our status as an operator and manager of ships are significantly regulated by international conventions, (i.e. SOLAS, MARPOL), Class requirements, U.S. federal, state and local and foreign health, safety and environmental protection laws and regulations, including OPA 90, the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Port and Tanker Safety Act, the Act to Prevent Pollution from Ships, the U.S. Clean Air Act (“Clean Air Act”), as well as regulations adopted by the IMO and the European Union, various volatile organic compound air emission requirements, IMO/U.S. Coast Guard pollution regulations and various Safety of Life at Sea (“SOLAS”) amendments, as well as other regulations described below. In addition, various jurisdictions either have or are considering regulating the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. Compliance with these laws, regulations and other requirements could entail additional expense, including vessel modifications and implementation of certain operating procedures.

We are also required by various other governmental and quasi-governmental agencies to obtain permits, licenses and certificates for our vessels, depending upon such factors as the country of registry, the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew, the age and size of the vessel and our status as owner or charterer. Failure to maintain necessary permits, licenses or certificates could require us to incur substantial costs or temporarily suspend operations of one or more of our vessels.

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

OPA 90 affects all vessel owners and operators shipping oil or petroleum products to, from, or within U.S. waters. The law phases out the use of tankers having single-hulls and can effectively impose unlimited liability on vessel owners and operators in the event of an oil spill. Under OPA 90, vessel owners, operators and bareboat charterers are liable, without regard to fault, for all containment and clean-up costs and other damages, including natural resource damages and economic loss without physical damage to property, arising from oil spills and pollution from their vessels. OPA 90 limits liability to the greater of $1,900 per gross ton or $16.0 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation), unless the incident was caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability was unlimited. In addition, OPA 90 does not preempt state law and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Coastal states have enacted pollution prevention, liability and response laws, many providing for unlimited liability. CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

The financial responsibility regulations for tankers issued under OPA 90 also require owners and operators of vessels entering U.S. waters to obtain, and maintain with the U.S. Coast Guard, Certificates of Financial Responsibility, or COFRs, in the amount of $2,200 per gross ton for tankers, combining the previous OPA 90 limitation of liability of $1,900 per gross ton with the CERCLA liability of $300 per gross ton. Under the regulations, owners or operators of fleets of vessels are required to demonstrate evidence of financial responsibility for each covered tanker up to the maximum aggregate liability under OPA 90 and CERCLA. All of our vessels that need COFRs have them.

We insure each of our tankers with pollution liability insurance in the maximum commercially available amount of $1.0 billion per incident. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business. OPA 90 requires that tankers over 5,000 gross ton calling at U.S. ports have double hulls if contracted after June 30, 1990 or delivered after January 1, 1994. Furthermore, OPA 90 calls for the phase-out of all single hull tankers by the year 2015 according to a schedule that is based on the size and age of the vessel, unless the tankers are retrofitted with double-hulls. All of the vessels in our fleet have double hulls.

We believe that we are in compliance with OPA 90, CERCLA and all applicable state regulations in U.S. ports where our vessels call.

        OPA 90 also amended the Clean Water Act to require owners and operators of vessels to adopt contingency plans for reporting and responding to oil spill scenarios up to a “worst case” scenario and to identify and ensure, through contracts or other approved means, the availability of necessary private response resources to respond to a “worst case discharge.” In addition, periodic training programs and drills for shore and response personnel and for vessels and their crews are required. Our vessel response plans have been approved by the U.S. Coast Guard.The Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA 90 and CERCLA, discussed herein. The U.S. Environmental Protection Agency (the “EPA”) had exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. ports from Clean Water Act permitting requirements. However, on March 30, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the exemption in the EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date. The District Court's decision was affirmed by the Ninth Circuit Court of Appeals on July 23, 2008.

                In June 2008, the EPA proposed rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels.  Under the proposed rules, commercial vessels would be required to obtain a Clean Water Act permit regulating such discharges. The permit, which was finalized by the EPA in December 2008, incorporates current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and provides technology-based and water-quality based limits for other discharges, such as deck runoff, bilge water and gray water.  Administrative provisions, such as monitoring, recordkeeping and reporting requirements, are also included. Various states, such as Michigan and California, have also enacted, or proposed, legislation restricting ballast water discharges and the introduction of non-indigenous species considered to be invasive. These and any similar restrictions enacted in the future could include ballast water treatment obligations that could increase the cost of operating in the United States. For example, this could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost and/or otherwise restrict our vessels from entering certain U.S. waters.

The Clean Air Act requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. In December 2007, the EPA issued an Advance Notice of Proposed Rulemaking indicating its plan to propose more stringent federal emission standards for new Category 3 marine diesel engines. The standards under consideration are consistent with the 2008 Amendments to Annex VI of MARPOL, as discussed herein. The Act also requires states to draft State Implementation Plans (“SIPs”) designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Individual states, including California, have also attempted to regulate vessel emissions within state waters. New or more stringent federal or state air emission regulations could require significant capital expenditures to retrofit vessels and could otherwise increase our operating costs.

International Requirements

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI, which became effective in May 2005, sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions. At its 58th session in October 2008, the MEPC voted unanimously to adopt amendments to Annex VI to the MARPOL, regarding particulate matter, nitrogen oxide and sulfur oxide emissions. The revised Annex VI reduces air pollution from vessels by, among other things (i) implementing a progressive reduction of sulfur oxide emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. These amendments to Annex VI are expected to enter into force on July 1, 2010, which is six months after the deemed acceptance date of January 1, 2010. Once these amendments become effective, we may incur costs to comply with these revised standards. A failure to comply with Annex VI requirements could result in a vessel not being able to operate.

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

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the “CLC”) (the United States, with its separate OPA 90 regime, is not a party to the CLC). Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain defenses. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability will be limited to approximately $6.7 million plus $940.0 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $134.0 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on January 30, 2009. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law regimes govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

IMO regulations also require owners and operators of vessels to adopt Shipboard Marine Pollution Emergency Plans (“SMPEPs”). Periodic training and drills for response personnel and for vessels and their crews are required. The SMPEPs required for our vessels are in place.

In addition, our operations are subject to compliance with the International Bulk Chemical (“IBC”) Code, as required by MARPOL and SOLAS for chemical tankers built after July 1, 1986, which provides ship design, construction and equipment requirements and other standards for the bulk transport of certain liquid chemicals. Under October 2004 amendments to the IBC Code (implemented to meet recent revisions to SOLAS and Annex II to MARPOL), some previously unrestricted vegetable oils, including animal fats and marine oils, must be transported in chemical tankers meeting certain double-hull construction requirements. Our vessels may transport such cargoes but are restricted as to the volume they are able to transport per cargo tank. This restriction does not apply to edible oils. In addition, those amendments require re-evaluation of the categorization of certain products with respect to their properties as marine pollutants, as well as related ship type and carriage requirements. Where necessary pollution data is not supplied for those products missing such data, it is possible that the bulk carriage of such products will be prohibited.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the California Attorney General and a coalition of environmental groups in October 2007 petitioned the EPA to regulate greenhouse gas emissions from ocean-going vessels under the U.S. Clean Air Act. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union or individual countries where we operate that restrict emissions of greenhouse gases could have a financial impact on our operations that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (“MTSA”) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security (“ISPS”) Code. Among the various requirements are:

●	on-board installation of automatic identification systems to enhance vessel-to-vessel and vessel-to-shore communications;

●	on-board installation of ship security alert systems;
●	the development of vessel security plans; and
●	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempted non-U.S. vessels from MTSA vessel security measures provided such vessels had on board, by July 1, 2004, a valid International Ship Security Certificate that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code and have ensured that our vessels are compliant with all applicable security requirements.

C. Organizational Structure

Capital Maritime & Trading Corp.
11,304,651 Common Units
Public Unitholders
13,512,500 Common Units
100% membership Interest
Capital GP L.L.C.
(General Partner)
506,472 General
Partner units
44.6% Limited Partner Interest
53.4% Limited Partner Interest
2% General Partner Interest
Incentive Distribution Rights
Capital Product Partners L.P.
100% Membership Interest
Capital Product Operating GP L.L.C.
Operating Subsidiaries

Please also see Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2008.

D. Property, Plants and Equipment
Other than our vessels, we do not have any material property.

Item 4A. Unresolved Staff Comments.

None.

Item 5.    Operating and Financial Review and Prospects.

You should read the following discussion of our financial condition and results of operations in conjunction with our audited consolidated and combined Financial Statements for the years ended December 31, 2008, 2007 and 2006 and related notes included elsewhere in this Annual Report. Among other things, the Financial Statements include more detailed information regarding the basis of presentation for the following information. The Financial Statements have been prepared in accordance with U.S. GAAP and are presented in thousands of U.S. Dollars.

A. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are an international owner of product tankers formed in January 2007 by Capital Maritime, an international shipping company with a long history of operating and investing in the shipping market. Our fleet currently consists of 18 double-hull, high specification tankers with an average age of approximately 3.0 years as of February 28, 2009. Eight of our vessels were transferred to us by Capital Maritime at the time of our IPO in April 2007. Concurrently with the IPO, we also agreed to purchase an additional seven newbuildings from Capital Maritime at fixed prices which were delivered during 2007 and 2008. We have also acquired three additional vessels from Capital Maritime which we had not agreed to purchase at the time of our IPO.  Two of these vessels were purchased in part by issuing equity to Capital Maritime. As of February 28, 2009, Capital Maritime owned a 46.6% interest in us, including 11,304,651 common units and a 2% interest in us through its ownership of our general partner.

Notwithstanding the current severe economic downturn the duration and long term effects of which it is not possible to predict, our primary business objective remains to provide our unitholders with steadily rising distributions per unit over the long-term, subject to shipping, charter and financial market developments. Our growth strategy focuses on maintaining and growing our cash flows, continuing to grow our product tanker fleet and maintaining and building on our ability to meet rigorous industry and regulatory safety standards. We believe that the combination of the medium to long-term nature of our charters and our agreement with Capital Ship Management for the commercial and technical management of our vessels, which provides for a fixed management fee for an initial term of approximately five years from when we take delivery of each vessel, will provide us with a strong base of stable cash flows in the medium term. We intend to continue to make strategic acquisitions and leverage the expertise and reputation of Capital Maritime in a prudent manner that is accretive to our unitholders and to long-term distribution growth subject to approval of our board of directors and overall market conditions.  Please also read “—Factors Affecting our Future Results of Operations” below.

Our Initial Public Offering

On April 3, 2007, we completed our IPO on the Nasdaq Global Market of 13,512,500 common units at a price of $21.50 per unit which included 1,762,500 common units issued to the underwriters in connection with the exercise of their over-allotment option. In connection wit the IPO 8,805,522 subordinated units were issued to Capital Maritime and 455,470 general partner units were issued to Capital GP L.L.C., our general partner, a wholly owned subsidiary of Capital Maritime. The net proceeds from the IPO were approximately $270.5 million, including the proceeds from the exercise of the over-allotment option by the underwriters. We did not receive any proceeds from the sale of our common units. Capital Maritime used part of the proceeds from our IPO to repay the debt on the eight vessels that made up our fleet at the time of the IPO and concurrently transferred its interest in the vessel-owning companies of these eight vessels to us. Capital Maritime also paid the offering expenses, underwriting discounts, selling commissions and brokerage fees incurred in connection with the IPO. As of December 31, 2007, Capital Maritime owned a 40.7% interest in us, including a 2% interest through its ownership of our general partner. For the year ended December 31, 2008, Capital Maritime owned a 46.6% interest in us, including a 2% interest through its ownership of our general partner.

Non-Contracted Vessel Acquisitions

In March and April 2008 we purchased the  M/T Amore Mio II, a 160,000 dwt, 2001 built tanker, and the M/T Aristofanis, 12,000 dwt, 2005 built product tanker sister vessel to the M/T Attikos, from Capital Maritime. The aggregate purchase price for the M/T Amore Mio II was $95.0 million and for the M/T Aristofanis $23.0 million under the terms of the relevant share purchase agreement with Capital Maritime. We funded a portion of the purchase price of the vessels through the issuance of 2,048,823 and 501,308 common units to Capital Maritime, respectively, at a price of $22.94 per unit, which was the weighted average unit price for the period from October 15, 2007 to February 15, 2008, and the remainder through the incurrence of $57.5 million of debt under our new credit facility and $2.0 million in cash. We had previously acquired the M/T Attikos, a 12,000 dwt, 2005 built product tanker, in September 2007 from Capital Maritime at a purchase price of $23.0 million. Please see “Item 4B: Business Overview—Our Fleet” for more information regarding the charters and counterparties associated with these vessels, “Item 7B: Related Party Transactions” for a description of the terms of such purchases and “Item 5B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Net Cash Used in Investing Activities” and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding these acquisitions, including a detailed explanation of how they were accounted for. These transactions were unanimously approved by our board of directors following approval by the conflicts committee of independent directors. Following these acquisitions Capital Maritime owned a 46.6% interest in us, including its 2% interest through its ownership of our general partner.

Registration Statement on Form F-3

On August 29, 2008, we filed a registration statement on Form F-3 with the SEC using a “shelf” registration process.  Under this shelf registration process, we may sell, in one or more offerings, up to $300.0 million in total aggregate offering price of the common units, and Capital Maritime may sell up to 11,304,651 common units (including 8,805,522 common units issuable upon conversion of the subordinated units).  On February 14, 2009, the 8,805,522 subordinated units converted on a one-for-one basis to common units in accordance with the terms of our partnership agreement. To date, no securities have been offered under the shelf registration process.

Early Termination of Subordination – Conversion of Subordinated Units

On January 30, 2009, we announced the payment of an exceptional non-recurring distribution of $1.05 per unit for the fourth quarter of 2008, bringing annual distributions to unitholders to $2.27 per unit for the year ended December 31, 2008, a level which under the terms of our partnership agreement resulted in the early termination of the subordination period and the automatic conversion of the subordinated units into common units. Our board of directors unanimously determined that, taking into account the totality of relationships between the parties involved, the payment of this exceptional distribution was in our best interests taking into consideration the general economic conditions, our business requirements, risks relating to our business as well as alternative uses available for our cash. This exceptional distribution was funded from operating surplus and through a decrease in existing reserves. Payment of the exceptional distribution was made on February 13, 2009 to unitholders of record on February 10, 2009.  Following such automatic conversion as of February 14, 2009, Capital Maritime owns a 46.6% interest in us, including 11,304,651 common units and a 2% interest through its ownership of our general partner, and may significantly impact any vote under the terms of the partnership agreement. The common units owned by Capital Maritime have the same rights as our other outstanding common units.

Potential Additional Vessels

Pursuant to our omnibus agreement with Capital Maritime, we have been granted a right of first offer for any MR tankers in its fleet under charter for two or more years giving us the opportunity to purchase up to an additional six vessels from Capital Maritime if they are fixed under charters of two or more years. Capital Maritime also owns or has on order a number of modern, double-hull, product and crude oil tankers of different sizes which we may potentially acquire in the event those vessels were fixed under charters of two or more years. Furthermore, we will continue to evaluate opportunities to acquire both newbuildings and second-hand vessels from Capital Maritime and from third parties as we seek to grow our fleet. Please see “Item 7B: Related Party Transactions” for a detailed description of our omnibus agreement with Capital Maritime.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their products. Historically, we have provided services to our customers under time or bareboat charter agreements. Currently, all of the vessels in our fleet are under medium to long-term time or bareboat charters with an average remaining term of approximately 4.3 years as of February 28, 2009. For the year ending December 31, 2009, 97% of our charter revenues are fixed with only two of our 18 charter contracts scheduled to expire prior to January 2010.  In addition, of our 12 time charters, 10 contain profit-sharing arrangements. We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate medium to long-term charters.

All of our vessels are under charter contracts with BP Shipping Limited, Morgan Stanley Capital Group Inc., Trafigura Beheer B.V., Shell International Trading & Shipping Company Ltd. and subsidiaries of Overseas Shipholding Group Inc. For the year ended December 31, 2008, BP Shipping Limited and Morgan Stanley Capital Group Inc. accounted for 54% and 33% of our revenues, respectively. For the year ended December 31, 2007, these customers accounted for 58% and 24% of our revenues, respectively. For the year ended December 31, 2006, BP Shipping Limited, Canterbury Tankers Inc., Shell International Trading & Shipping Company Ltd, and Morgan Stanley Capital Group Inc. accounted for 42%, 20%, 20% and 18% of our revenues, respectively. In the future, as our fleet expands, we also expect to enter into charters with new charterers in order to maintain a portfolio that is diverse from a customer, geographic and maturity perspective.

Please read “Item 4B: Business Overview—Our Fleet”, “Item 4B: Business Overview—Our Charters” and “Item 4B: Business Overview—Profit Sharing Arrangements” for additional details regarding these types of contractual relationships as well as a detailed description of the length and daily charter rate of our charters and information regarding the calculation of our profit share arrangements.

Accounting for Deliveries of Vessels

All vessels we acquire or have acquired from Capital Maritime are or were transferred to us at historical cost and accounted for as a combination of entities under common control or a transfer of assets between entities under common control. All assets, liabilities and equity, other than the relevant vessel, related charter agreement and related permits, of these vessels’ ship-owning companies were retained by Capital Maritime. In addition, for vessel-owning companies that had an operating history prior to such acquisition, transfers of equity interests between entities under common control were accounted for as if the transfer occurred at the beginning of the period, and prior years were retroactively adjusted to furnish comparative information similar to the pooling method.

 For detailed information on how we have accounted for specific transfers of vessels please see Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein.

Historical Results of Operations

We commenced operations as an independent entity on April 4, 2007, at which time Capital Maritime transferred its interest in eight vessel-owning companies to us. Our historical results are not necessarily indicative of the results that may be expected in the future. Specifically, our Financial Statements for the year ended December 31, 2006 and December 31, 2007, are not comparable. The completion of our IPO and certain other transactions that occurred during 2007 and 2008, including the delivery of  seven newbuildings, the acquisition of the M/T Attikos, the M/T Amore Mio II and the M/T Aristofanis, the new charters our vessels entered into, the agreement we entered into with Capital Ship Management for the provision of management and administrative services to our fleet for a fixed fee and certain financing and interest rate swap arrangements we entered into, have affected our results of operations. Furthermore, for the year ended December 31, 2006, only seven of the vessels in our current fleet had been delivered to Capital Maritime and only two were in operation for the full year.

For more detail on the differences between our historical results and expected future results, please read “—Factors to Consider when Evaluating our Results” and “—Results of Operations” below.

Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, financial, credit, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. We are currently facing a major global economic slowdown as well as a severe deterioration in the banking and credit world which is expected to negatively impact world trade and which may affect our ability to obtain financing as well as the values of our vessels . Other key factors that will be fundamental to our business, future financial condition and results of operations include:

●	the demand for seaborne transportation services;

●	levels of oil product demand and inventories;

●	charter hire levels and our ability to re-charter our vessels as their current charters expire;

●	supply of product and crude oil tankers and specifically the number of newbuildings entering the world tanker fleet each year;

●	the ability to increase the size of our fleet and make additional acquisitions that are accretive to our unitholders;

●	the ability of Capital Maritime's commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

●	our ability to benefit from new maritime regulations concerning the phase-out of single-hull vessels and the more restrictive regulations for the transport of certain products and cargoes;

●	our ability to comply with the covenants in our credit facilities, including covenants relating to the maintenance of asset value ratios;

●	the effective and efficient technical management of our vessels;

●	Capital Maritime's ability to obtain and maintain major international oil company approvals and to satisfy their technical, health, safety and compliance standards; and

●	the strength of and growth in the number of our customer relationships, especially with major international oil companies and major commodity traders.

In addition to the factors discussed above, we believe certain specific factors have impacted, and will continue to impact, our results of operations. These factors include:

●	the charterhire earned by our vessels under time charters and bareboat charters;

●	our access to debt, and equity and the cost of such capital, required to acquire additional vessels and/or to implement our business strategy;

●	our ability to sell vessels at prices we deem satisfactory;

●	our level of debt and the related interest expense and amortization of principal; and

●	the level of any distribution on our common units.

Please read “Risk Factors” above for a discussion of certain risks inherent in our business.

Factors to Consider When Evaluating Our Results

Our historical results of operations and cash flows are not indicative of results of operations and cash flows to be expected from any future period and our results for the year ended December 31, 2006, are not readily comparable to the results for the years ended December 31, 2007 and 2008. Specifically, it is important to consider the following factors when evaluating our results of operations:

●
Financial Statements. Our Financial Statements for the years ended December 31, 2008, 2007 and 2006 include the results of operations of different numbers of vessels in each year and have been retroactively adjusted to reflect the results of operations of the M/T Attikos, the M/T Aristofanis and the M/T Amore Mio II as if they were owned by us for the entire period from their delivery to Capital Maritime on January 20, 2005, June 2, 2005 and July 31, 2007, respectively.

●
Limited Operations. The results of operations and cash flows presented in our Financial Statements for the years ended December 31, 2006 and 2007, reflect operations of the vessels comprising our fleet as of December 31, 2008, which had been delivered during the relevant year (seven for the year ended December 31, 2006 and 15 for the year ended December 31, 2007). The Financial Statements for the year ended December 31, 2007 include operations of the M/T Attikos, the M/T Aristofanis and the five vessels from our initial fleet which had been delivered to Capital Maritime as of December 31, 2006. The remaining eight vessels which were acquired or delivered to us or to Capital Maritime between January and September 2007, including the M/T Amore Mio II, are included in our results of operations and cash flows only from their respective delivery dates. Our Financial Statements for the year ended December 31, 2006 include operations of five vessels which were in operation for only a part of the reporting period and the M/T Attikos and M/T Aristofanis which were in operation for the whole year. Please read “—Accounting for Deliveries of Vessels” above for a description of the financial treatment of vessel acquisitions.

●
Different Sources of Revenues.  A portion of the revenues generated during the year ended December 31, 2006 and for the period ended April 3, 2007 was derived from charters with different terms than the charters that are currently in place.

●
Different Structure of Operating Expenses.  On April 3, 2007, we entered into a management agreement with Capital Ship Management pursuant to which Capital Ship Management agreed to provide commercial and technical management services to us for an initial term of approximately five years from when we take delivery of each vessel. Under the agreement we pay Capital Ship Management a fixed daily fee of $5,500 per vessel (except for the M/T Amore Mio II for which we pay $8,500) for our time chartered vessels which covers vessel operating expenses, including crewing, repairs and maintenance, insurance and the cost of the next scheduled special/intermediate surveys for each vessel, and related drydocking, as applicable, and a fixed daily fee of $250 per bareboat chartered vessel. Capital Ship Management is also entitled to supplementary remuneration for extraordinary fees and costs of any direct and indirect expenses it reasonably incurs in providing these services which may vary from time to time, and which includes, amongst others, certain costs associated with the vetting of our vessels, repairs related to unforeseen extraordinary events and insurance deductibles. Operating expenses for any vessel in our fleet prior to its acquisition by us represent actual costs incurred by the vessel-owning subsidiaries and Capital Ship Management in the operation of the vessels that were operated as part of Capital Maritime’s fleet, including costs associated with any surveys undergone by vessels, including the relevant dry-docking.

●
Different Structure of General and Administrative Expenses.  Since our IPO we have incurred certain general and administrative expenses as a publicly traded limited partnership that we had not previously incurred. For the year ended December 31, 2006, we did not incur any similar general and administrative expenses.

●
Different Financing Arrangements.  The vessels delivered to Capital Maritime during 2005, 2006 and 2007 were purchased under financing arrangements with terms that differ significantly from those of the credit facilities currently in place which we have used to finance the acquisition of the additional vessels we have purchased from Capital Maritime since our IPO. Importantly, these credit facilities are non-amortizing until June 2012 and March 2013, respectively. In addition, the historical bank debt bore interest at floating rates while we have entered into interest rate swap agreements to fix the LIBOR portion of our interest rate in connection with the debt drawn down under our credit facilities. For a description of our non-amortizing revolving credit facilities, please see “—Liquidity and Capital Resources—Revolving Credit Facilities” below.

●
The Size of our Fleet Continues to Change. At the time of our IPO, our fleet consisted of eight vessels and we contracted to purchase an additional seven vessels from Capital Maritime. Between May and September 2007 we took delivery of four of the contracted vessels and also acquired the M/T Attikos from Capital Maritime which we had not contracted to purchase at the time of our offering. All of the vessels delivered between May and September 2007 were under long-term charters at the time of their delivery. The remaining three contracted vessels were delivered between January and August 2008. During the first half of 2008 we acquired two additional vessels, the M/T Amore Mio II and the M/T Aristofanis, from Capital Maritime which we had not contracted to purchase at the time of our IPO and we intend to continue to make strategic acquisitions in a prudent manner that is accretive to our distributable cash flow per unit.

Results of Operations

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Results for the years ended December 31, 2008 and December 31, 2007, differ primarily due to the higher average  number of vessels in our fleet for 2008 (16.8 in 2008 compared to 11.6 in 2007) and the higher profit sharing revenues earned during the year ($18.5 million in 2008 compared to $6.0 million in 2007). The results for both years have been retroactively adjusted and reflect the results of operations from the M/T Amore Mio II and the M/T Aristofanis for the periods that they were part of Capital Maritime’s fleet prior to their acquisition by us in March and April 2008, respectively. The results for the year ended December 31, 2007, have also been retroactively adjusted to reflect revenues from the M/T Attikos for the periods it was part of Capital Maritime’s fleet prior to its acquisition by us in September 2007.

Revenues

Time and bareboat charter revenues amounted to approximately $131.5 million for the year ended December 31, 2008, as compared to $86.5 million for the year ended December 31, 2007. For the year ended December 31, 2007, the amount also included freight revenues. Time and bareboat charter revenues are mainly comprised of the charter hire received from unaffiliated third-party customers and are affected by daily hire rates, the number of days our vessels operate and the average number of vessels in our fleet. Please read “Item 4B: Business Overview—Our Fleet” and “—Our Charters” for information about the charters on our vessels, including daily charter rates.

Voyage Expenses

Voyage expenses amounted to $1.1 million for the year ended December 31, 2008, as compared to $3.6 million for the year ended December 31, 2007. The higher expenses in 2007 were primarily due to the expenses incurred under the voyage charters performed by the M/T Amore Mio II in 2007 while it was still part of Capital Maritime’s fleet. Excluding voyage expenses incurred by the three non-contracted vessels (M/T Attikos, M/T Amore Mio II and M/T Aristofanis) during the period they were part of Capital Maritime’s fleet, voyage expenses for the year ended December 31, 2008 amounted to $0.9 million and consisted primarily of commissions payable under our charter agreements, as compared to $0.4 for the year ended December 31, 2007.

Voyage expenses are direct expenses to voyage revenues and primarily consist of commissions, port expenses, canal dues and bunkers. Voyage costs, except for commissions, are paid for by the charterer under time and bareboat charters. In the case of our time charters with Morgan Stanley Capital Group Inc., the charterer is also responsible for commissions. Increases to voyage expenses are primarily attributable to increases in the average number of vessels in our fleet.

Vessel Operating Expenses

For the year ended December 31, 2008, our vessel operating expenses amounted to approximately $29.1 million, of which $25.6 million was paid to our manager and include $1.0 million in extraordinary fees and costs relating to direct and indirect expenses incurred by Capital Ship Management in the management of our vessels, including, amongst others, certain costs associated with the vetting of our vessels, repairs related to unforeseen extraordinary events and insurance deductibles.

For the year ended December 31, 2007, vessel operating expenses amounted to approximately $19.0 million, of which $12.7 million was paid to the manager.

Vessel operating expenses for the year ended December 31, 2008, represent management fees payable to Capital Ship Management pursuant to our management agreement and actual costs incurred by the two vessels which were operated as part of Capital Maritime’s fleet prior to their acquisition by us in March and April 2008. For the year ended December 31, 2007, vessel operating expenses represent management fees payable to Capital Ship Management pursuant to our management agreement and actual costs incurred by eleven vessels which were operated as part of Capital Maritime’s fleet prior to their acquisition by us. Increases to vessel operating expenses are primarily attributable to increases in the average number of vessels in our fleet.

General and Administrative Expenses

General and administrative expenses amounted to $2.8 million for the year ended December 31, 2008, compared to $1.5 million for the year ended December 31, 2007. The increase was mainly due to the higher number of days that we operated as a publicly traded company in 2008. We did not incur any similar general and administrative expenses for the period prior to April 4, 2007, the date we completed our IPO. General and administrative expenses include consultancy fees, board of directors’ fees and expenses, audit fees, and other fees related to the expenses of the publicly traded company.

Depreciation and Amortization

Depreciation and amortization of fixed assets amounted to $25.0 million for the year ended December 31, 2008 as compared to $15.4 million for the year ended December 31, 2007 and is primarily due to the increased number of vessels in our fleet.

This amount primarily represents depreciation on 15 vessels for the whole year and on three vessels for a part of the year commencing from their delivery dates in 2008. The amount of depreciation for the year ended December 31, 2007 represents depreciation on seven vessels for the whole year and on eight vessels for a part of the year commencing from their delivery dates in 2007. Depreciation is expected to increase if the number of vessels in our fleet increases.

Other Income (Expense), Net

Other income (expense), net for the year ended December 31, 2008, was approximately $(24.2) million as compared to $(16.2) million for the year ended December 31, 2007. The increase is primarily due to the higher amounts outstanding under our credit facilities during the year ended December 31, 2008 as compared to the year ended December 31, 2007.

The 2008 amount represents interest expense and amortization of financing charges and bank charges of $(25.4) million, interest income for the period of $1.3 million and foreign currency loss of $(0.1) million. The 2007 amount represents interest expense and amortization of financing charges and bank charges of $(16.9) million of which $(3.8) million represent a loss from the transfer of interest rate swap agreements entered into by Capital Maritime prior to April 4, 2007 and acquired by us on that date. Interest income for the period was $0.7 million.

Net Income

Net income for the year ended December 31, 2008, amounted to $49.3 million as compared to $31.0 million for the year ended December 31, 2007. For an explanation of why our historical net income is not indicative of net income to be expected in future periods, please refer to the discussion under “— Factors to Consider When Evaluating Our Results” and “— Results of Operations”  above.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Our historical results of operations and cash flows are not indicative of results of operations and cash flows to be expected from any future period. Our results of operations and cash flows for the year ended December 31, 2006, are not readily comparable to our results for the year ended December 31, 2007. Our IPO on April 3, 2007, and certain other transactions that occurred during 2007, including the delivery or acquisition of additional vessels, the new charters our vessels entered into, the agreement we entered into with Capital Ship Management for the provision of management and administrative services to our fleet for a fixed fee and certain new financing and interest rate swap arrangements we entered into, have affected our results of operations. Furthermore, as at December 31, 2006, only seven of the vessels in our current fleet had been delivered to Capital Maritime and only two were in operation for the full year. For a general explanation as to why results of operations for the year ended December 31, 2007 to the year ended December 31, 2006, are not comparable please also read “—Factors to Consider When Evaluating Our Results” and “—Historical Results of Operations” above.

Revenues

Freight, time and bareboat charter revenues amounted to approximately $86.5 million for the year ended December 31, 2007, as compared to $24.6 million for the year ended December 31, 2006 primarily due to the higher average number of vessels in our fleet (11.6 in 2007 compared to 4.3 in 2006). The revenues for the year ended December 31, 2007 have been retroactively adjusted and reflect revenues from the M/T Amore Mio II, the M/T Aristofanis and the M/T Attikos for the periods that they were part of Capital Maritime’s fleet prior to their acquisition by us in March and April 2008, and September 2007, respectively.

Voyage Expenses

Voyage expenses amounted to $3.6 million for the year ended December 31, 2007, as compared to $0.4 million for the year ended December 31, 2006 primarily due to the higher average number of vessels in our fleet.

Vessel Operating Expenses

For the year ended December 31, 2007, our vessel operating expenses amounted to approximately $19.0 million, of which $12.7 million was paid to our manager. For the year ended December 31, 2006, vessel operating expenses amounted to approximately $6.8 million, of which $1.1 million was paid to the manager.

Vessel operating expenses for the years ended December 31, 2007 and December 31, 2006 are not readily comparable. Vessel operating expenses for the year ended December 31, 2007 represent fixed management fees payable to Capital Ship Management pursuant to our management agreement, for 13 vessels and actual costs incurred by eleven of these vessels for the period they were operated as part of Capital Maritime’s fleet prior to their acquisition by us. Vessel operating expenses for the year ended December 31, 2006 represent actual costs incurred by seven vessels which were operated as part of Capital Maritime’s fleet for the entire period.

General and Administrative Expenses
General and administrative expenses amounted to $1.5 million for the year ended December 31, 2007. General and administrative expenses include consultancy fees, board of directors’ fees and expenses, audit fees, and other fees related to the expenses of the publicly traded company. For the year ended December 31, 2006, we did not incur any similar general and administrative expenses.

Depreciation and Amortization

Depreciation and amortization of fixed assets amounted to $15.4 million for the year ended December 31, 2007 as compared to $3.8 million for the year ended December 31, 2006 and is primarily due to the increased number of vessels in our fleet.

This amount primarily represents depreciation on seven vessels for the whole year and on eight vessels for a part of the year commencing from their respective delivery dates in 2007. The amount of depreciation for the year ended December 31, 2006 represents depreciation on two vessels for the whole year and on five vessels for a part of the year commencing from their respective delivery dates in 2006.

Other Income (Expense), Net

Other income (expense), net for the year ended December 31, 2007, was approximately $(16.2) million as compared to $(5.2) million for the year ended December 31, 2006.

The 2007 amount represents interest expense and amortization of financing charges and bank charges of $(16.9) million of which $(3.8) million represent a loss from the transfer of interest rate swap agreements entered into by Capital Maritime prior to April 4, 2007 and acquired by us on that date. Interest income for the period was $0.7 million. The 2006 amount represents interest expense charged to the vessel-owning companies and amortization of financing charges and bank charges of $(5.1) million and $(0.1) million of foreign currency loss. Interest expense for the period ending December 31, 2006, is not indicative of interest expense to be expected for any future period, predominantly because the historical bank debt bore interest at floating rates while, during 2007, we entered into interest rate swap agreements to fix the LIBOR portion of our interest rate in connection with the debt drawn down under our existing credit facility.

Net Income

Net income for the year ended December 31, 2007, amounted to $31.0 million as compared to $8.4 million for the year ended December 31, 2006. For an explanation of why our historical net income is not indicative of net income to be expected in future periods and why our results are not readily comparable, please refer to the discussion under “— Factors to Consider When Evaluating Our Results”, and “— Results of Operations”  above.

B. Liquidity and Capital Resources

As at December 31, 2008, total cash and cash equivalents were $43.1 million, short term investment was $1.1 million, restricted cash was $4.5 million, and total liquidity including cash and undrawn long-term borrowings was $294.7 million. As at December 31, 2007, total cash and cash equivalents were $19.9 million, there were no short term investments, restricted cash was $3.3 million, and total liquidity including cash and undrawn long-term borrowings was $118.7 million. The increase in total liquidity in 2008 as compared to 2007 is primarily due to the significant increase in undrawn long term borrowings as a result of us entering into a new $350.0 million credit facility in March 2008 and the increased number of vessels in our fleet which resulted in higher net income for the year ended December 31, 2008. As of December 31, 2008, undrawn amounts under our credit facilities were $246.0 million compared to $95.5 million for the year ended December 31, 2007.

As at December 31, 2006 total cash and cash equivalents were $1.2 million. This increase in the year ended December 31, 2007 as compared to 2006 is primarily due to the different financing arrangements in place prior to the IPO and the increased number of vessels in our fleet.

We anticipate that our primary sources of funds for our liquidity needs will be cash flows from operations. Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the omnibus agreement with Capital Maritime or acquisitions from third parties. Following the completion of our contracted acquisition program we do not currently have any future commitments in place to acquire any vessels from Capital Maritime or a third party.

As at December 31, 2008, we had $246.0 million in undrawn amounts under our credit facilities.

Total Partners / Stockholders’ Equity as of December 31, 2008, amounted to $172.2 million, which reflects a reduction of $13.0 million from the year ended December 31, 2007, as a result of the negative adjustment of the fair value of our swaps which amounted to $33.4 million.

Notwithstanding the current severe economic downturn the duration and long term effects of which it is not possible to predict and subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

Our cash flow statements:

o	for the year ended December 31, 2006, and for the period from January 1, 2007 to April 3, 2007, for the vessel-owning subsidiaries comprising our fleet at the time of our IPO; and
o	for the period from January 1, 2007 to September 23, 2007, March 26, 2008 and April 29, 2008 for the M/T Attikos, the M/T Amore Mio II and the M/T Aristofanis, respectively,

reflect the operations of Capital Maritime, and include expenses incurred by Capital Maritime while operating the vessels currently in our fleet, including expenses associated with dry docking of the vessels, voyage expenses, repayment of loans and the incurrence of indebtedness for the periods that our vessels were operated as part of Capital Maritime’s fleet. Please read “—Factors to Consider When Evaluating Our Results” above.

The following table summarizes our cash and cash equivalents provided by (used in) operating, financing and investing activities for the years presented in millions:

	2008	2007	2006
Net Cash Provided by Operating Activities	$72.8	$53.0	$10.3
Net Cash Used in Investing Activities	$(203.3)	$(335.0)	$(162.0)
Net Cash Provided by Financing Activities	$153.7	$300.7	$153.0

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased to $72.8 million for the year ended December 31, 2008 from $53.0 million for the year ended December 31, 2007 primarily due to an increase in net income due to the higher number of average vessels in our fleet and the higher profit sharing revenues earned during the year. The increase in net cash provided by operating activities for the year ended December 31, 2007 as compared to the year ended December 31, 2006 is primarily due to the higher number of average vessels in our fleet and the increase in hire received in advance from charterers in 2007 as compared to 2006 ($8.6 million in 2007 as compared to $0.5 million in 2006). For an explanation of why our historical net cash provided by operating activities is not indicative of net cash provided by operating activities to be expected in future periods, please read “—Factors to Consider when Evaluating our Results” and “— Results of Operations”  above.

Net Cash Used in Investing Activities

Cash is used primarily for vessel acquisitions and changes in net cash used in investing activities are primarily due to the number of vessels acquired in the relevant period. We expect to rely primarily upon external financing sources, including bank borrowings and the issuance of debt and equity securities as well as cash in order to fund any future vessels acquisitions or expansion and investment capital expenditures.

For the year ended December 31, 2008, net cash used was comprised of:

●	$140.2 million, representing the net book value of the three vessels acquired during 2008 (the M/T Alexandros II, the M/T Aristotelis II and the M/T Aris II) at their respective delivery dates; and
●	$59.5 million, representing the purchase price as recorded in our Financial Statements of the two non-contracted vessels:
o
$85.7 million for the M/T Amore Mio II reduced by $37.7 which represents the value of the 2,048,823 common units issued at a price of $18.42 per common unit to Capital Maritime to partially finance the acquisition; and

o
$21.6 million for the M/T Aristofanis reduced by $10.1 million which represents the value of the 501,308 common units issued at a price of $20.08 per common unit to Capital Maritime to partially finance the acquisition,

(Please see Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding these acquisitions, including a breakdown of the way they were funded); and

●	$1.2 million, representing the cost of the improvements for the M/T Aristofanis paid by Capital Maritime.

Of the remaining $2.4 million, $1.3 million represents restricted cash which is the minimum amount of free cash we were required to maintain under our credit facilities for the period, and $1.1 million represents short term cash investments with original maturity from three to twelve months.

For the year ended December 31, 2007, $331.8 million of the net cash used was comprised of:

●
$77.6 million, representing advances to the shipyards paid by Capital Maritime between January 1, 2007 and April 3, 2007 with respect to the construction of three of the vessels in our initial fleet: the M/T Aiolos, the M/T Avax and the M/T Axios; and

●
$166.1 million, representing the net book value at the time of their acquisition by us of the M/T Attikos and of the four vessels we contracted to purchase from Capital Maritime at the time of our IPO delivered between May and September 2007: the M/T Atrotos, the M/T Akeraios, the M/T Anemos I and the M/T Apostolos ; and

●	$88.1 million, representing the purchase price for the M/T Amore Mio II paid by Capital Maritime to a third party in July 2007.

The remaining $3.2 million represents restricted cash, which is the minimum amount of free cash we were required to maintain under our credit facilities for the period.

For the year ended December 31, 2006, $142.8 million related to the acquisition of the five newbuildings delivered to Capital Maritime in this period that were then transferred to us at the time of our IPO (the M/T Atlantas, the M/T Aktoras, the M/T Agisilaos, the M/T Assos and the M/T Arionas). The remaining $19.2 million related to advances toward the other three initial vessels: the M/T Aiolos, the M/T Avax and the M/T Axios.  For the year ended December 31, 2006, there was no restricted cash.

Net Cash Provided by Financing Activities

Net cash provided by financing activities amounted to $153.7 million for the year ended December 31, 2008, down from $300.7 million for the year ended December 31, 2007. For the year ended December 31, 2006, net cash provided by financing activities amounted to $153.0 million.

Proceeds from the issuance of long-term debt amounted to $199.5 million for the year ended December 31, 2008, down from $305.1 million for the year ended December 31, 2007. The proceeds for the year ended December 31, 2008 consisted of amounts drawn down under our two credit facilities. The proceeds for the year ended December 31, 2007 consisted of $274.5 million from our credit facility entered into in March 2007 and $30.6 million from a credit facility entered into by the vessel-owning company prior to our IPO in order to finance the construction of the M/T Axios. Proceeds for the year ended December 31, 2006 were $77.4 million.

Proceeds from long-term debt due to related parties for the year ended December 31, 2008 were $60.5 million from credit facilities entered into by Capital Maritime as compared to $109.7 million for the year ended December 31, 2007, which related to credit facilities entered into by Capital Maritime to finance the construction of the M/T Aiolos and the M/T Avax as well as the acquisition of the M/T Amore Mio II in July 2007. Proceeds from long-term debt for the year ended December 31, 2006 were $82.3 million.

Repayment of debt amounted to $8.1 million for the year ended December 31, 2008, comprised of the repayment of the M/T Aristofanis’ loan in April, 2008 by Capital Maritime, down from $16.7 million for the year ended December 31, 2007, comprised of installment payments made prior to the IPO for vessels in our fleet, including the M/T Aristofanis, and the repayment of M/T Attikos’ loan in September 2007 by Capital Maritime.  For the year ended December 31, 2006, repayment of debt amounted to $22.2 million.

Repayment of related party debt for the year ended December 31, 2008, amounted to $52.5 million and comprised of the repayment of the M/T Amore Mio II loan in March, 2008, by Capital Maritime, compared to $2.4 million for the year ended December 31, 2007 and $2.3 million for the year ended December 31, 2006. Relevant debt and related party debt in the amount of $79.9 and $134.0 million, respectively for the year ended December 31, 2007, was repaid by Capital Maritime from the proceeds from our IPO.

Between January and August 2008, we acquired the last three contracted vessels from Capital Maritime: the M/T Alexandros II, the M/T Aristotelis II and the M/T Aris II for a total purchase price of $144.0 million. During the second and the third quarters of 2007 we acquired five vessels from Capital Maritime: the M/T Atrotos, the M/T Akeraios, the M/T Apostolos, the M/T Attikos and the M/T Anemos I, for a total purchase price of $247.0 million. The excess of purchase price over book value of the acquired vessels, $3.8 million in 2008 and $80.9 million in 2007, is presented in our cash flow statement under net cash provided by financing activities as we recognize transfers of net assets between entities under common control at Capital Maritime’s basis in the net assets contributed.

There were no net capital contributions for the year ended December 31, 2008 compared to $31.3 million for the year ended December 31, 2007 of which $13.7 million relate to contributions made by Capital Maritime prior to the IPO in connection with the acquisition of three initial vessels (the M/T Aiolos, M/T Avax and M/T Axios) and $17.6 million related to contributions made by Capital Maritime in connection with its acquisition of the M/T Amore Mio II in July 2007. Capital contributions for the year ended December 31, 2006 were $17.9 million.

During the year ended December 31, 2008, we made distributions to unitholders in an aggregate amount of $39.9 million reflecting distributions for the fourth quarter of 2007, and the first, second and third quarters of 2008. Following completion of our IPO on April 4, 2007, we paid a $25.0 million cash dividend to Capital Maritime and also made distributions to unitholders in an aggregate amount of $17.0 million for the second and third quarters of 2007. Please see “Item 8B: Significant Changes” below for a discussion of the exceptional cash distribution made in February 2009 and its effects.

Borrowings

Our long-term third party borrowings are reflected in our balance sheet as “Long-term debt” and as current liabilities in “Current portion of long-term debt.” As of December 31, 2008, long term debt was $474.0 million and the current portion of long term debt was $0 as compared to $281.8 million and $0.8 million, respectively, for the period ended December 31, 2007. Related party debt is reflected in our balance sheet as “Long-term related party debt” and as “Current portion of related party debt.” As of December 31, 2008, both long-term related party debt and current portion of related party debt were $0 as compared to $63.0 million and $5.9 million, respectively, for the year ended December 31, 2007.

Revolving Credit Facilities

On March 19, 2008, we entered into a new 10-year revolving credit facility of up to $350.0 million, which is non-amortizing until March 2013, with HSH Nordbank AG, Hamburg. We may use this facility to finance a portion of the acquisition price of certain identified vessels currently in Capital Maritime’s fleet, which we may elect to acquire in the future. We may also use this facility to finance up to 50% of the purchase price of any potential future purchases of modern tanker vessels from Capital Maritime or any third parties. To date, we have used $107.5 million of this facility to fund part of the acquisition price of the M/T Amore Mio II, the M/T Aristofanis, the M/T Aristotelis II and the M/T Aris II from Capital Maritime. The new credit facility is subject to similar covenants and restrictions as those in our existing facility described below. Our obligations under both our credit facilities are secured by first-priority mortgages covering each of our financed vessels and are guaranteed by each vessel-owning subsidiary.

On March 22, 2007, we entered into a non-amortizing revolving credit facility with a syndicate of financial institutions, including HSH Nordbank, for up to $370.0 million for the financing of the acquisition cost, or part thereof, of up to seven medium-range product tankers. This facility provided us with sufficient funds to purchase the four newbuildings delivered in 2007, the newbuilding delivered in January 2008 and to partly fund the purchase price of the remaining two newbuildings we agreed to purchase from Capital Maritime at the time of our IPO and which were delivered in June and August of 2008. The existing credit facility was amended on September 19, 2007, to include the financing of the acquisition cost of the M/T Attikos and was further supplemented on June 11, 2008 to, amongst others, amend the provisions relating to security offered under the facility. As of December 31, 2008, we had drawn down $366.5 million under our existing credit facility. We drew down $274.5 million during 2007 and an additional $48.0 million in connection with the acquisition of the M/T Alexandros II in January 2008 and $44.0 in connection with the deliveries in June and August of 2008 of the M/T Aristotelis II and the M/T Aris II, our final two contracted vessels. Please see Note 5 (Long-Term Debt) to our Financial Statements included herein for more information.

The financing arrangements in place prior to our IPO are not indicative of our current or future financing arrangements. The financing arrangements in existence at December 31, 2006 represent loans with four separate banks in which Capital Maritime acted as the borrower and the respective vessel-owning companies as the guarantors or, in one instance, the vessel-owning company acted as the borrower and Capital Maritime as the guarantor, for the financing of the construction of the eight vessels which comprised our fleet at the time of our IPO. These loans were repaid in their entirety by Capital Maritime with a portion of the proceeds from our IPO and the vessels were transferred to us debt free.

As at December 31, 2008, we had $246.0 million in undrawn amounts under our credit facilities.

Borrowings under our $370.0 million existing credit facility bear interest at a rate of 0.75% over US$ LIBOR. We may continue to draw down amounts under this facility until June 2012, at which date any amounts available for borrowing will automatically terminate and the outstanding amount will automatically convert into a five-year term loan. In addition, the facility is non-amortizing until June 2012 and we will not be required to make any repayments of the principal amounts outstanding under the facility provided that we comply with the covenants and restrictive ratios set out in the facility and described below. The final maturity date of this facility is June 2017. Borrowings under our $350.0 million new credit facility bear interest at a rate of 1.1% per annum over US$ LIBOR. We may continue to draw amounts under this facility until March 2013, at which date any amounts available for borrowing will automatically terminate and the outstanding amount will automatically convert into a five-year term loan. In addition, the facility is non-amortizing until March 2013 and we will not be required to make any repayments of the principal amounts outstanding under the facility provided that we comply with the covenants and restrictive ratios set out in the facility and described below. The final maturity date of this facility is March 2018.

Our credit facilities contain a “Market Disruption Clause” requiring us to compensate the banks for any increases to their funding costs caused by disruptions to the market which the banks may unilaterally trigger. Interest expenses for the three month period ended March 31, 2009, have increased by 0.55297% under our existing credit facility and by 0.3928%, under new credit facility, respectively, in accordance with the terms of each facility.

Our credit facilities also contain restrictive covenants that, subject to the approval of our lenders, prohibit us from, among other things: incurring or guaranteeing indebtedness; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of our vessels; changing the commercial and technical management of our vessels; selling or changing the beneficial ownership or control of our vessels; and subordinating the obligations under our existing credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

Under the terms of our credit facilities we may not be able to pay distributions to our unitholders if we are not in compliance with certain financial covenants and ratios described below or upon the occurrence of an event of default or if the fair market value of our financed vessels is less than 125% of the aggregate amount outstanding under each credit facility.

In addition to the above, our credit facilities require us to maintain minimum free consolidated liquidity (50% of which may be in the form of undrawn commitments under the credit facility) of at least $500,000 per financed vessel, maintain a ratio of EBITDA to net interest expense of at least 2.00 to 1.00 on a trailing four-quarter basis and maintain a ratio of total indebtedness to the aggregate market value of our total fleet of no more than 0.725 to 1.00 (which means that the fair market value of the vessels in our fleet must equal 138% of the aggregate amount outstanding under each credit facility).

As of December 31, 2008 we were in compliance with all debt covenants. Our ability to comply with the covenants and restrictions contained in our credit facilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, including interest rate developments, changes in the funding costs of our banks and changes in asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, especially if we trigger a cross-default currently contained in our credit facilities, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios set out above. The current severe economic slowdown has had an adverse effect on tanker asset values which is likely to persist if the economic slowdown continues.  If the estimated asset values of the vessels in our fleet continue to decrease, such decreases may limit the amounts we can drawdown under our credit facilities to purchase additional vessels and our ability to expand our fleet. In addition, we may be obligated to pre-pay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities. A decline in the market value of our vessels could also lead to a default under any prospective credit facility to which we become a party, affect our ability to refinance our existing credit facilities and/or limit our ability to obtain additional financing.

In connection with our revolving credit facilities and in order to hedge our exposure to interest rate changes, we have entered into the following interest rate swap agreements to fix the LIBOR portion of our interest rate.

	Currency	Notional Amount (millions)	Fixed rate	Trade date	Value date	Maturity date
$370.0 million credit facility	USD	30,000	5.1325%	02.20.2007	04.04.2007	06.29.2012
	USD	56,000	5.1325%	02.20.2007	05.08.2007	06.29.2012
	USD	56,000	5.1325%	02.20.2007	07.13.2007	06.29.2012
	USD	56,000	5.1325%	02.20.2007	09.28.2007	06.29.2012
	USD	56,000	5.1325%	02.20.2007	09.20.2007	06.29.2012
	USD	24,000	5.1325%	02.20.2007	01.29.2008	06.29.2012
	USD	24,000	5.1325%	02.20.2007	01.29.2008	06.29.2012
	USD	24,000	5.1325%	02.20.2007	08.20.2008	06.29.2012
	USD	20,500	4.9250%	09.20.2007	09.24.2007	06.29.2012
	USD	20,000	4.520%	06.13.2008	06.17.2008	06.28.2012

$350.0 million credit facility	USD	46,000	3.525%	03.25.2008	03.27.2008	03.27.2013
	USD	11,500	3.895%	04.24.2008	04.30.2008	03.28.2013
	USD	28,000	4.610%	06.13.2008	06.17.2008	03.28.2013
	USD	22,000	4.099%	08.14.2008	08.20.2008	03.28.2013

Purchase of Vessels Following the IPO

The table below summarizes certain information with respect to the vessels we have purchased from Capital Maritime in 2007 and 2008, including their purchase prices and the date they were delivered to us.

Name of Vessel	Delivery Date	Expiration of Charter	Daily Charter Rate (Net)	OPEX (per day)	Charterer (1)	Purchase Price

Atrotos	May 2007	April 2010	$20,000(2)	$5,500	MS	$56,000,000
Akeraios	July 2007	June 2010	$20,000(2)	$5,500	MS	$56,000,000
Anemos I	September 2007	August 2010	$20,000(2)	$5,500	MS	$56,000,000
Apostolos	September 2007	August 2010	$20,000(2)	$5,500	MS	$56,000,000
Attikos	September 2007	September 2009	$13,504(3)	$5,500	Trafigura	$23,000,000
Alexandros II	January 2008	December 2017	$13,000(4)	$250	OSG	$48,000,000
Amore Mio II	March 2008	January 2011	$36,000(2)(3)	$8,500	BP	$85,739,320 (5)
Aristofanis	April 2008	March 2010	$12,952(3)	$5,500	Shell	$21,566,265 (5)
Aristotelis II	June 2008	May 2018	$13,000(4)	$250	OSG	$48,000,000
Aris II	August 2008	July 2018	$13,000(4)	$250	OSG	$48,000,000

___________
(1)
BP: BP Shipping Limited. Morgan Stanley: Morgan Stanley Capital Group Inc., OSG: certain subsidiaries of Overseas Shipholding Group Inc. Trafigura: Trafigura Beheer B.V. Shell: Shell International Trading & Shipping Company Ltd.

(2)
Subject to 50/50 profit sharing arrangement. Please read “Item 4B: Business Overview—Time Charters—Profit Sharing” and “Item 4B: Business Overview—Our Fleet” for more information on our profit sharing arrangements and relevant commissions.

(3)
The rates quoted above are the net rates after we have paid commissions on the base rates. The rates for the M/T Attikos, the M/T Amore Mio II and the M/T Aristofanis are subject to 2.5%, 1.25% and 2.25% commissions, respectively.

(4)
Under the charters with OSG for the three vessels delivered in 2008, OSG has an option to purchase each vessel at the end of the eighth, ninth or tenth year of the charter, for $38.0 million, $35.5 million and $33.0 million respectively, which option is exercisable six months before the date of completion of the eighth, ninth or tenth year of the respective charter. The expiration date above may therefore change depending on whether the charterer exercises its purchase option.

(5)
The M/T Amore Mio II was acquired on March 27, 2008 and the M/T Aristofanis was acquired on April 30, 2008. Please see Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding these acquisitions, including a breakdown of the way such acquisitions were funded.

E. Off-Balance Sheet Arrangements

As of the date of this Annual Report, we have not entered into any off-balance sheet arrangements.

F. Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2008 (in thousands of U.S. Dollars).

	December 31,
	2009	2010	2011	2012	2013	Thereafter	Total

Long-term Debt Obligations	$0	$0	$0	$18,325	$44,713	$410,962	$474,000
Interest Obligations (1) (2)	$27,829	$27,206	$27,212	$27,151	$25,209	$69,223	$203,830
Total	$27,829	$27,206	$27,212	$45,476	$69,922	$480,185	$677,830
____

(1)
Please refer to the table under “Item 5B: Operating and Financial Review and Prospects —Liquidity and Capital Resources” above for a detailed description of the basis for the interest expense calculation under our credit facilities. The interest rate fixation resulted from the fourteen interest rate swap agreements that we entered into in order to reduce our exposure to cash flow risks from fluctuating interest rates and fully cover our debt.

(2)
Interest expenses for the three month period ended March 31, 2009 has increased by 0.55297% under our existing credit facility and by 0.3928%, under new credit facility, respectively, in accordance with the terms of each facility and reflect the increase in funding costs announced by our banks for this three-month period.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our Financial Statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a higher degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 (Significant Accounting Policies) to our Financial Statements included herein for more information. Please also refer to Note 2 (Significant Accounting Policies – Recent Accounting Pronouncements) for a description of the most recent pronouncements issued by the Financial Accounting Standards Board which apply to us.

Vessel Lives and Impairment

The carrying value of each of our vessels represents its original cost (contract price plus initial expenditures) at the time of delivery or purchase less accumulated depreciation or impairment charges. Depreciation is calculated based on the vessel’s capitalized costs using the straight line method over an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard, after considering the estimated residual value. Residual value calculation is based upon a vessel’s lightweight tonnage multiplied by a scrap rate of $180 per light weight ton which represents management’s best estimate based on the historical trends and current industry conditions. In the shipping industry, the use of a 25-year vessel life for tankers has become the prevailing standard. However, the actual life of a vessel may be different, with a shorter life potentially resulting in an impairment loss. Vessels transferred from Capital Maritime to us are transferred at their net book values because such transfers are accounted for as transfers of assets between entities under common control. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on the vessel lives of our current fleet. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If impairment indicators are present, we measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value. We evaluated all of our long-lived assets at December 31, 2008, and determined that the undiscounted estimated future net cash flows related to these assets continued to support their recorded values. The estimates and assumptions regarding the undiscounted net cash flows require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions. No impairment loss was recorded for any of the periods presented in our Financial Statements.

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

Interest Rate Swap Agreements

We designate our derivatives based upon the criteria established by SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities—An amendment of SFAS 133 (“SFAS 138”) and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS 149”), requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.  The accounting for the changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation.  For a derivative that does not qualify as a cash flow hedge, the change in fair value is recognized at the end of each accounting period on the income statement.  For a derivative that qualifies as a cash flow hedge, the change in fair value is recognized at the end of each reporting period in accumulated other comprehensive income/ (loss) (effective portion) until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized in the income statement.

As of December 31, 2008 all our interest rate swaps qualified as a cash flow hedge and the changes in their fair value were recognized in accumulated other comprehensive income/(loss).  Please see Note 2 (Significant Accounting Policies – Interest Rate Swap Agreements) and Note 6 (Fair Value of Financial Instruments) to our Financial Statements included herein for more detailed information.

Fair Value of Financial Instruments

On January 1, 2008, we adopted SFAS No. 157, Fair Value Measurements, (“SFAS No. 157”) for financial assets and liabilities and any other assets and liabilities carried at fair value. This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Our adoption of SFAS No. 157 did not have a material effect on our Financial Statements for financial assets and liabilities and any other assets and liabilities carried at fair value. The carrying value of trade receivables, accounts payable and current accrued liabilities approximates fair value. The fair values of long-term variable rate bank loans approximate the recorded values, due to their variable interest. Interest rate swaps are also recorded at fair value. Please see Note 2 (Significant Accounting Policies) and Note 6 (Fair Value of Financial Instruments) to our Financial Statements included herein for more detailed information.

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

Our board of directors consists of three persons who are designated by our general partner in its sole discretion and four who are elected by the common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner and directors elected by our common unitholders are divided into three classes serving staggered three-year terms. The initial four directors appointed by Capital Maritime were designated as Class I, Class II and Class III elected directors. The Class I Director was re-elected during our 2008 annual meeting of unitholders with a term scheduled to expire in 2011. Our initial Class II and Class III elected directors will serve until our annual meetings of unitholders in 2009 and 2010, respectively. At each annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders (excluding common units held by Capital Maritime and its affiliates). Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

On January 30, 2009, we announced the payment of an exceptional non-recurring distribution of $1.05 per unit for the fourth quarter of 2008, bringing annual distributions to unitholders to $2.27 per unit for the year ended December 31, 2008, a level which under the terms of our partnership agreement resulted in the early termination of the subordination period and the automatic conversion of the subordinated units into common units. Our board of directors unanimously determined that taking into account the totality of relationships between the parties involved, the payment of this exceptional distribution is in our best interests taking into consideration the general economic conditions, lack of any accretive acquisition targets, our business requirements, risks relating to our business as well as alternative uses available for our cash. Following such conversion, Capital Maritime owns a 46.6% interest in us, including 11,304,651common units and a 2% interest in us through its ownership of our general partner. Prior to such conversion, certain actions, including the approval of any amendments to the terms of the partnership agreement, required the approval of a majority of each of the common and subordinated units, voting separately, or in certain cases a higher percentage of common units. Following termination of the subordination period a majority of common units (or in certain cases a higher percentage), of which Capital Maritime owns 45.6%, will be required in order to amend the terms of the partnership agreement or to reach certain decisions or actions, including, amongst others removal of any appointed director for cause, alter the we distribute out cash and determine reserves, elimination of any obligation to hold an annual general meeting and changes to the quorum requirements.

Our general partner owes a fiduciary duty to our unitholders and is liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are expressly non-recourse to it. Whenever possible, the partnership agreement directs that we should incur indebtedness or other obligations that are non-recourse to our general partner. Officers of our general partner and other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Capital Maritime. Our general partner intends to cause its officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs. Our general partner's Chief Executive Officer and Chief Financial Officer, Ioannis E. Lazaridis, allocates his time between managing our business and affairs and the business and affairs of Capital Maritime. The amount of time Mr. Lazaridis allocates between our business and the businesses of Capital Maritime varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

Directors and Senior Management

Set forth below are the names, ages and positions of our directors and director nominees and our general partner's executive officers.

Name	Age	Position

Evangelos M. Marinakis (1)	41	Director and Chairman of the Board
Ioannis E. Lazaridis (1)	41	Chief Executive Officer and Chief Financial Officer and Director
Nikolaos Syntychakis (1)	47	Director
Robert Curt (2)	58	Director (5)
Abel Rasterhoff (3)	68	Director (5)
Evangelos G. Bairactaris (4)	38	Director and Secretary
Keith Forman (4)	50	Director (5)
_______________
(1)           Appointed by our general partner (term expires in 2010).
(2)	Class I director (term expires in 2011).
(3)	Appointed as initial Class II director (term expires in 2009).
(4)	Appointed as initial Class III director (term expires in 2010).
(5)	Member of our audit committee and our conflicts committee.

Biographical information with respect to each of our directors, our director nominees and our general partner's executive officers is set forth below. The business address for our directors and executive officers is 3 Iassonos Street Piraeus, 18537 Greece.

Evangelos M. Marinakis, Director and Chairman of the Board.

Mr. Marinakis joined our board of directors on March 13, 2007 and serves as the Chairman of the Board. Mr. Marinakis has served as Capital Maritime's President and Chief Executive Officer and as a director since its incorporation in March 2005. From 1992 to 2005, Mr. Marinakis was the Commercial Manager of Capital Ship Management and oversaw the businesses of the group of companies that currently form Capital Maritime. For the past 15 years, Mr. Marinakis has also been active in various other family businesses, all related to the shipping industry. During this time he founded Curzon Maritime Limited, a shipping broker, and Express Sea Transport Corporation, an international vessel operator. Mr. Marinakis began his career as a Sale & Purchase trainee broker at Harley Mullion in the UK, and then worked as a chartering broker for Elders Chartering Limited, also in the UK. Mr. Marinakis holds a B.A. in International Business Administration and an MSC in International Relations from the United States International University Europe, London.

Ioannis E. Lazaridis, Chief Executive and Chief Financial Officer and Director.

Mr. Lazaridis has served as the Chief Executive and Chief Financial Officer of our general partner since its formation in January 2007 and joined our board of directors on March 13, 2007. Mr. Lazaridis has served as Capital Maritime's Chief Financial Officer and as a director since its incorporation in March 2005. From 2004 to March 2005, Mr. Lazaridis was employed by our predecessor companies. From 1996 to 2004, Mr. Lazaridis was employed by Credit Agricole Indosuez Cheuvreux in London, where he worked in the equity department. From 1993 to 1996, Mr. Lazaridis was employed by Kleinwort Benson in equity sales and from 1990 to 1993 was employed by Norwich Union Investment Management. Mr. Lazaridis holds a B.A. degree in economics from the University of Thessaloniki in Greece and an M.A. in Finance from the University of Reading in the UK. He is also an Associate for the Institute of Investment Management and Research in the UK.

Evangelos G. Bairactaris, Director and Secretary.

Mr. Bairactaris joined our board of directors on March 13, 2007 and has served as our Secretary since our formation in January 2007. Mr. Bairactaris is a Greek attorney at law and a member of the Piraeus Bar Association. Mr. Bairactaris has been a partner in G.E.Bairactaris & Partners since 2000 and has acted as managing partner since 2003. He has regularly provided his professional services to our predecessor companies and many Greek and international shipping companies and banks. Mr. Bairactaris is currently a director of Hellenic Seaways S.A., a Greek company which is one the largest coastal passenger and cargo transportation services company operating in Greece. Mr. Bairactaris holds a degree in law from the Law School of the Kapodistrian University of Athens in Greece.

Nikolaos Syntychakis, Director.

Mr. Syntychakis joined our board of directors on April 3, 2007. Mr. Syntychakis, Managing Director of Capital Ship Management, joined Capital Ship Management in January 2001 where he has served as Vetting Manager, Crew Manager and Operations Manager. From 2000 to 2001, Mr. Syntychakis served as Fleet Operator of Delfi S.A. in Piraeus, Greece and from 1988 to 1997 he worked as the Chief Officer of Sougerka Maritime also in Piraeus, Greece. Mr. Syntychakis has been involved in the shipping industry in various capacities for over 25 years and has also been closely involved with vetting matters, serving on Intertanko's Vetting Committee for several years.

Abel Rasterhoff, Director.

Mr. Rasterhoff joined our board of directors on April 3, 2007. He serves on our conflicts committee and has been designated as the audit committee's financial expert. Mr. Rasterhoff joined Shell International Petroleum Maatschappij in 1967, and worked for various entities of the Shell group of companies until his retirement from Shell in 1997. From 1981 to 1984, Mr. Rasterhoff was Managing Director of Shell Tankers B.V., Vice Chairman and Chairman-elect of the Dutch Council of Shipping and a Member of the Dutch Government Advisory Committee on the North Sea. From 1991 to 1997, Mr. Rasterhoff was Director and Vice President Finance and Planning for Shell International Trading and Shipping Company Limited. During this period he also served as a Board Member of the Securities and Futures Authority (SFA) in London. From February 1998 to 2004, Mr. Rasterhoff has served as a member of the executive board and as Chief Financial Officer of TUI Nederland, the largest Dutch tour operator. From February 2001 to September 2001, Mr. Rasterhoff served as a member of the executive board and as Chief Financial Officer of Connexxion, the government owned public transport company. Mr. Rasterhoff was also on the Supervisory Board of SGR and served as an advisor to the trustees of the TUI Nederland Pension Fund. Mr. Rasterhoff served on the Capital Maritime Board from May 2005 until his resignation in February 2007 as the chairman of the audit committee. Mr. Rasterhoff is currently a director and audit committee member of Aegean Marine Petroleum Network Inc., a company listed on the New York Stock Exchange. Mr. Rasterhoff holds a graduate business degree in economics from Groningen State University.

Keith Forman, Director.

Mr. Forman joined our board of directors on April 3, 2007 and serves on our conflicts committee and our audit committee. Mr. Forman is a Partner and serves as Chief Financial Officer of Crestwood Midstream Partners.  Crestwood Midstream is a private investment partnership focused on making equity investments in the midstream energy market.  Crestwood’s other partners include the Blackstone Group, Kayne Anderson and GSO Capital.  Mr. Forman is also a member of the board of directors of Energy Solutions International Ltd., a supplier of oil and gas pipeline software management systems. From January 2004 to July 2005, he was Senior Vice President, Finance for El Paso Corporation, a leading provider of natural gas services. Mr. Forman, who joined El Paso in 1998 upon their acquisition of the general partner of the Leviathan Gas Pipeline Partners, also served as Vice President from 2001 to 2003, of El Paso Field Services and from 1992 to 2003 he served as Chief Financial Officer of GulfTerra Energy Partners L.P., a publicly traded master limited partnership. In his position with GulfTerra, he was responsible for the financing activities of the partnership, including its commercial and investment banking relationships.

Robert P. Curt, Director.

Mr. Curt joined our board of directors on July 24, 2007 and serves on our conflicts committee and our audit committee. He had been a career executive for more than 30 years with ExxonMobil, and was named General Manager of ExxonMobil's Marine Transportation department following the merger of Exxon and Mobil in 1999. In 2003, he was seconded to Qatargas to lead its LNG vessel acquisition program and subsequently was appointed Managing Director of Qatar Gas Transport Company, the world's largest owner of LNG vessels. In 2006, he returned to the U.S., where he served as Vice President in ExxonMobil's SeaRiver subsidiary. Mr. Curt received his B.S. degree in Marine Engineering from the U.S. Merchant Marine Academy, Kings Point, and holds an MBA in Finance from Iona College.

B. Compensation

Reimbursement of Expenses of Our General Partner

Our general partner does not receive any management fee or other compensation for managing us. Our general partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our general partner. Our general partner did not incur any such expenses prior to our IPO in April 2007.

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

Compensation of Directors

Officers of our general partner or Capital Maritime who also serve as our directors do not receive additional compensation for their service as directors. Our directors receive compensation for attending meetings of our board of directors or committee meetings as well as for serving in the role of committee chair. For the year ended December 31, 2008, our directors, excluding our chairman, received an aggregate amount of $290,000 as compared to $202,274 received for the period from our IPO in April 2007 to December 31, 2007.  In lieu of any other compensation, our chairman receives an annual fee of $100,000 for acting as a director and as the chairman of our board of directors.  For the year ended December 31, 2007 this compensation amounted to $80,205. In addition, each director is reimbursed for out–of–pocket expenses in connection with attending meetings of the board of directors or committees and is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law. Please also read Item 6E: “Share Ownership --- Restricted Units” below.

Employment Agreement

Under the three-year services agreement entered into between our general partner and Mr. Lazaridis at the time of our IPO, if a change in control occurs within two years from the date of the agreement, Mr. Lazaridis may resign within six months of such change in control.

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

E. Share Ownership

As of February 28, 2009:

●
None of our directors, executive officers or employees (other than Mr. Marinakis), including the directors, executive officers or employees of our general partner,  owned, or may be deemed to beneficially own any of our units;

●	No units had been issued, or awards made under our Omnibus Incentive Compensation Plan described below; and

●
The Marinakis family, including our chairman Mr. Marinakis, through its ownership of Capital Maritime, may be deemed to beneficially own, or to have beneficially owned, all of the units held by Capital Maritime.

Restricted Units

On April 29, 2008 our board of directors adopted an Omnibus Incentive Compensation Plan (the “Plan”) according to which we may issue a limited number of restricted units, not to exceed 500,000 restricted units, to some of our employees, consultants, directors or affiliates, including the employees, consultants or directors of our general partner, Capital Maritime, Curzon Maritime Limited, Curzon Shipbrokers Corp. and their affiliates at a future date. To date no restricted units have been issued to any person or entity under the Plan.

Item 7.     Major Unitholders and Related Party Transactions.

A. Major Unitholders

Following the early termination of the subordination period on February 14, 2009, all of our 8,805,522 subordinated units converted into common units on a one-for-one basis. Prior to this conversion our partners’ capital included 16,011,629 common units, 8,805,522 subordinated units and 506,472 general partner units. Following this conversion, our partners’ capital consisted of 24,817,151 common units, no subordinated units and 506,472 general partner units.

The following table sets forth as of February 28, 2009, the beneficial ownership of our common units by each person we know beneficially owns more than 5.0% or more of our common, and all of our directors, director nominees and the executive officers of our general partner as a group. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose.  Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power.

	Number of Common Units Owned	Percentage of Common Units Prior to Termination of Subordination	Percentage of Total Common Units Following Termination of Subordination

Name of Beneficial Owner

Capital Maritime (1)(2)	11,304,651	15.6%	45.56%
All executive officers and directors as a group (7 persons) (2)	0	0%	0%
Eagle Global Advisors LLC(3)	1,355,750	8.47%	5.46%
GPS Partners LLC and Brett S. Messing (4)	1,222,136	7.63%	4.9%
Morgan Stanley, Morgan Stanley Strategic Investments, Inc. (5)	1,174,166	7.3%	4.7%
OppenheimerFunds, Inc. (6)	1,029,199	6.43%	4.15%
Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne (7)	925,852	5.78%	3.73%
__________________
(1)
Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Capital Maritime. Includes 8,805,522 common units owned by Capital Maritime following the automatic conversion on a one-for-one basis of all our subordinated units (8,805,522) on February 14, 2009 as a result of the early termination of the subordination period under the terms of our partnership agreement. No other parties owned any of our subordinated units at any time.

(2)
The Marinakis family, including our chairman Mr. Marinakis, through its ownership of Capital Maritime, may be deemed to beneficially own, or to have beneficially owned, all of the units held by Capital Maritime. None of our directors, director nominees or the officers of our general partner (other than Mr. Marinakis) may be deemed to beneficially own, or to have beneficially owned, any of our units.

(3)	This information is based on the Schedule 13G filed by this person with the SEC on February 17, 2009.
(4)
This information is based on the Schedule 13G filed by these parties with the SEC on February 17, 2009. GPS Partners LLC manages the assets of various advisory clients who have the right to receive dividends from the units. Brett S. Messing as the controlling person of GPS Partners LLC may direct the voting and disposition of such shares.

(5)
This information is based on the Schedule 13G filed by these parties with the SEC on February 17, 2009. These units are owned, or may be deemed to be beneficially owned, by Morgan Stanley Strategic Investments, Inc., a wholly-owned subsidiary of Morgan Stanley.

(6)
Includes shared voting power and shared dispositive power as to 1,029,199 units (with respect to Oppenheimer Funds, Inc.) a.  Oppenheimer Funds, Inc. is an investment adviser. This information is based on the Schedule 13G/A filed by this party with the SEC on January 26, 2009.

(7)
Includes shared voting power and shared dispositive power as to 925,852 units. Kayne Anderson Capital Advisors, L.P., is an investment adviser. Richard A. Kayne, as the controlling shareholder of the corporate owner of Kayne Anderson Investment Management, Inc., the general partner of Kayne Anderson Capital Advisors, L.P. may direct voting or disposition of the 925,852 units. This information is based on the Schedule 13G filed by these parties with the SEC on February 11, 2009.

Our majority unitholders have the same voting rights as our other unitholders except that if at any time, any person or group, other than our general partner, its affiliates, including Capital Maritime, their transferees, and persons who acquired such units with the prior approval of our board of directors, owns beneficially 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. As of February 28, 2009, Capital Maritime owned common units representing a 44.6% interest in us and also had a 2% general partner interest in us through its ownership of our general partner, which gives it the ability to control the outcome of unitholder votes on certain matters. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Capital Product Partners L.P.

B. Related Party Transactions

Capital Maritime, the sole member of our general partner, owns 11,304,651 common units representing a 45.6% of our outstanding common units. In addition, our general partner owns a 2% general partner interest in us and all of the incentive distribution rights.  Capital Maritime's ability, as sole member of our general partner, to control the appointment of three of the seven members of our board of directors and to approve certain significant actions we may take as well as its ownership of 45.6% of our common units which it can vote in their totality on all matters that arise under the partnership agreement, means that Capital Maritime, together with its affiliates, will have the ability to exercise significant influence regarding our management and may be able to propose amendments to the partnership agreement that are in its best interest.

Transactions entered into from January 1, 2008 to date

1.
Agreement with Capital GP L.L.C re Incentive Distribution Rights (“IDRs”). On January 30, 2009, we entered into an agreement with our general partner, Capital GP LLC, whereby the general partner agrees to defer receipt of a portion of the $12.5 million incentive distribution payment it is entitled to under the terms of our partnership agreement as a result of the payment of an exceptional cash distribution in February 2009. The general partner has agreed to receive the $12.5 million of incentive payments in four equal quarterly installments, with the first installment having been paid on February 13, 2009. Payment of each deferred quarterly installment is subject to distribution of at least the minimum quarterly distribution and any arrearages of minimum quarterly distributions for the relevant quarter by us. These payments will be made from the operating surplus.

2.
Investor Relations Services Agreement. Further to the provisions of the Administrative Services Agreement entered into with Capital Ship Management and subject to its terms we entered into a one-year Investor Relations Agreement dated January 1, 2009 with Capital Ship Management to clarify the provisions under which certain investor relations and corporate support services to assist us in our communications with holders of units representing limited partnership interests in us shall be provided to us for a fixed monthly fee of $15,000 plus reimbursement of reasonable expenses.

3.
Services Agreements with Capital Maritime. On July 31, 2008, we entered into two separate agreements with Capital Maritime under which Capital Maritime agreed to arrange for the provision of certain legal, accounting and administrative support services required by us a) in connection with the preparation and filing of our Registration Statement on Form F-3 in August 2008, and b) in connection with our compliance with the provisions of the Sarbanes Oxley Act, and in particular, Section 404. We agreed to reimburse Capital Maritime for its reasonable expenses within 30 days from submission of invoices.

4.
Purchase of M/T Aristofanis. On April 30, 2008, we entered into a share purchase agreement with Capital Maritime pursuant to which we acquired all of Capital Maritime’s interests in the wholly owned subsidiary that owns the M/T Aristofanis. The aggregate purchase price for the vessel was $23.0 million under the terms of the share purchase agreement with Capital Maritime. We funded a portion of the purchase price of the vessel through the issuance of 501,308 common units to Capital Maritime at a price of $22.94 per unit, which was the weighted average unit price for the period from October 15, 2007 to February 15, 2008, and the remainder through the incurrence of $11.5 million of debt under our new credit facility. The M/T Aristofanis, a 12,000 dwt, 2005 built, double hull product tanker sister vessel to the M/T Attikos, is chartered to Shell International Trading & Shipping Company Ltd under a charter with an earliest scheduled expiration date of March 2010 at a base gross rate of $13,250 per day (net rate $12,952). The transaction was approved by our board of directors following approval by the conflicts committee of independent directors. Please see “Item 5B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Net Cash Used in Investing Activities” and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding these acquisitions, including a detailed explanation of how they were accounted for.

5.
Capital Contribution by Capital Maritime. On April 30, 2008, Capital Maritime, which owns and controls our general partner, Capital GP L.L.C., made a capital contribution of 10,026 common units to our general partner, which our general partner in turn contributed to us in exchange for the issuance of 10,026 general partner units to our general partner in order for it to maintain its 2% general partner interest in us. Following the issuance of common units in connection with the purchase of the M/T Aristofanis, Capital Maritime owned a 46.6% interest in us, including its 2% interest through its ownership of our general partner.

6.
Capital Contribution by Capital Maritime. On March 31, 2008, Capital Maritime, which owns and controls our general partner, Capital GP L.L.C, made a capital contribution of 40,976 common units to our general partner, which our general partner in turn contributed to us in exchange for the issuance of 40,976 general partner units to our general partner in order for it to maintain its 2% general partner interest in us. Following the issuance of common units in connection with the purchase of the M/T Amore Mio II and the capital contribution described above, Capital Maritime owned a 45.6% interest in us, including its 2% interest through its ownership of our general partner.

7.
Purchase of M/T Amore Mio II. On March 27, 2008 we entered into a share purchase agreement with Capital Maritime pursuant to which we acquired all of Capital Maritime’s interests in the wholly owned subsidiary that owns the M/T Amore Mio II. The aggregate purchase price for the vessel was $95.0 million under the terms of the relevant share purchase agreement with Capital Maritime. We funded a portion of the purchase price of the vessel through the issuance of 2,048,823 common units to Capital Maritime at a price of $22.94 per unit, which was the weighted average unit price for the period from October 15, 2007 to February 15, 2008, and the remainder through the incurrence of $46.0 million of debt under our new credit facility and $2.0 million in cash. The M/T Amore Mio II, a 159,982 dwt, 2001 built, double-hull tanker, is chartered to BP Shipping Limited under a charter with an earliest scheduled expiration date of January 2011 at a base gross rate of $36,456 per day (net rate $36,000). The charter is also subject to a profit sharing arrangement which is calculated and settled monthly and which allows each party to share additional revenues above the base rate on a 50/50 basis. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors. Please see “Item 5B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Net Cash Used in Investing Activities” and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding these acquisitions, including a detailed explanation of how they were accounted for.

Transactions entered into during the year ended December 31, 2007

8.
Contribution Agreement. Pursuant to a Contribution Agreement, entered into concurrently with the closing of our IPO, Capital Maritime sold us all of the outstanding capital stock of eight vessel-owning subsidiaries that owned the vessels in our initial fleet (Capital Maritime retained all assets of those subsidiaries other than the vessels, and paid off all debt of those subsidiaries), in exchange for:

a.	the issuance to Capital Maritime of 11,750,000 common units and 8,805,522 subordinated units,
b.	the payment to Capital Maritime of a cash dividend in the amount of $25.0 million at the closing of our IPO,
c.
the issuance to Capital Maritime of the right to receive an additional dividend of $30.0 million in cash or a number of common units necessary to satisfy the underwriters' overallotment option or a combination thereof, and

d.	the issuance of the 2% general partner interest in us and all of our incentive distribution rights to Capital GP L.L.C, a wholly owned subsidiary of Capital Maritime.

9.
Omnibus Agreement. In connection with our IPO, we entered into an omnibus agreement with Capital Maritime, Capital GP L.L.C., our general partner, and our operating subsidiary. The following discussion describes provisions of the omnibus agreement.

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

a.
apply to any Non-Medium Range Tanker owned, operated or chartered by us or any of our subsidiaries, and the ownership, operation or chartering of any Non-Medium Range Tanker that replaces any of those Non-Medium Range Tankers in connection with the destruction or total loss of the original tanker; the tanker being damaged to an extent that makes repairing it uneconomical or renders it permanently unfit for normal use, as determined in good faith by our board of directors within 90 days after the occurrence of the damage; or the tanker's condemnation, confiscation, requisition, seizure, forfeiture or a similar taking of title to or use of it that continues for at least six months;

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

10.
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

a.
We pay Capital Ship Management a fixed daily fee of $5,500 per time chartered vessel ($8,500 for the M/T Amore Mio II) in our fleet to provide the commercial and technical management services and costs to such time chartered vessels, which includes the cost of the first special survey. We pay a fixed daily fee of $250 per bareboat chartered vessel in our fleet, mainly to cover compliance costs, which include those costs incurred by Capital Ship Management to remain in compliance with the oil majors' requirements, including vetting requirements.

b.
With respect to each vessel in our fleet at the time of our IPO, the management agreement has an initial term of approximately five years beginning from when each vessel commenced operations through and including the date of its next scheduled special or intermediate survey and includes the expenses for such special or intermediate survey, as applicable, and related drydocking. With respect to each vessel that has been or will be subsequently delivered the management agreement will have an initial term of approximately five years from when we take delivery of each vessel.

c.
In addition to the fixed daily fees payable under the management agreement, Capital Ship Management is entitled to supplementary remuneration for extraordinary fees and costs of any direct and indirect expenses it reasonably incurs in providing these services.

11.
Administrative Services Agreement. We have entered into an administrative services agreement with Capital Ship Management, pursuant to which Capital Ship Management will provide certain administrative management services to us. The agreement has an initial term of five years from the closing date of our IPO. The services Capital Ship Management provides us with under the agreement include, among others (a) bookkeeping, audit and accounting services, (b) legal and insurance services, (c) administrative and clerical services including information technology services, (d) banking and financial services, (e) advisory services and (f), client and investor relations services. We reimburse Capital Ship Management for reasonable costs and expenses incurred in connection with the provision of these services within 15 days after Capital Ship Management submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. Further to the provisions of the administrative services agreement and subject to its terms we have also entered into a five-year Information Technology Services dated April 3, 2007 to clarify the terms under which certain information technology services are to be provided to us.

12.
Share Purchase Agreement. In connection with our IPO, we entered into a share purchase agreement with Capital Maritime to purchase its interests in the subsidiaries that owned the seven vessels and related charters that comprised our contracted fleet at the time of the IPO. At this time, we have completed the purchase of five of these vessels and expect delivery of the final two to take place in June and August of 2008 respectively. Please read “Item 4B: Business—Overview—Our Fleet” for more information on these acquisitions.

13.
Related Party Loans. For the financing of the construction of five of the vessels in our initial fleet, the Atlantas, Aktoras, Avax, Aiolos and Assos, Capital Maritime had entered into loan agreements with three separate banks on behalf of the related vessel-owning subsidiaries. Capital Maritime acted as the borrower and the vessel-owning subsidiaries acted as guarantors in all of these loan agreements. The five vessels in our initial fleet described above had been financed in the aggregate amounts of $0, $15.5 million and $95.5 million as of December 31, 2004, 2005 and 2006, respectively. These loans were repaid in their entirety by Capital Maritime with a portion of the proceeds of our IPO.

14.
Dividend to Capital Maritime. At the closing of our IPO, we borrowed $30.0 million under our existing credit facility, $5 million of which we used for working capital purposes and $25.0 million of which we used to pay a cash dividend to Capital Maritime.  We also issued to Capital Maritime a number of common units necessary to satisfy the underwriters' overallotment option. We accounted for the distribution to Capital Maritime of the common units necessary to satisfy the underwriters' overallotment option as a common unit dividend, which had no net impact on partners' equity.

15.
Purchase of M/T Attikos. On September 24, 2007 we entered into a share purchase agreement with Capital Maritime pursuant to which we acquired all of Capital Maritime’s interests in the wholly owned subsidiary that owns the M/T Attikos. The aggregate purchase price for the vessel was $23.0 million. The acquisition was funded by borrowing $20.5 million under our existing revolving credit facility and the remaining $2.5 million was contributed from available cash. The M/T Attikos, a 12,000 dwt, 2005 built double-hull product tanker, is chartered to Trafigura Beheer B.V., under a charter with an earliest scheduled expiration date of September 2009 at a gross rate of $13,850 per day (net rate $13,503). The transaction was approved by our board of directors following approval by the conflicts committee of independent directors.

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

Cash Distribution Policy

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our cash available (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves). To that effect, our board of directors unanimously determined to distribute available cash amounting to $39.3 million to our unitholders through an exceptional non-recurring distribution of $1.05 per unit for the fourth quarter of 2008, including a payment of $12.5 million for IDRs held by our general partner. Our board of directors determined that the payment of such a distribution was in our best interest. See below “Termination of the Subordination period” for more details regarding such distributions and its effects.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

●
Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

●
While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended.  Following the early termination of the subordination period in February 2008, our partnership agreement, including our cash distribution policy, may be amended with the approval of a majority of the outstanding common units, of which Capital Maritime currently owns 45.6%.

●
Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement and the establishment of any reserves for the prudent conduct of our business.

●	Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

●
We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

●
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

●
If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

●
If the ability of our subsidiaries to make any distribution to us is restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws or any other laws and regulations, our ability to make distributions to our unitholders may be restricted.

Quarterly Distributions

Our unitholders are entitled under our partnership agreement to receive a quarterly distribution to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. Our board has determined that in the current market and financial conditions there is little opportunity for vessel acquisitions that our accretive to our unitholders. Although we intend to continue to evaluate strategic acquisitions and to take advantage of our unique relationship with Capital Maritime in a prudent manner that is accretive to our unitholders and to long-term distribution growth there is no guarantee that we will pay a quarterly distribution on our units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement and other factors. We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under the terms of our credit facilities.

Following the completion of our initial public offering on April 3, 2007, the following cash distributions have been declared and paid:

Distributions for Quarter Ended:	Amount of Cash Distributions	Cash Distributions per Unit
Jun. 30, 2007*	$8.3 million	$0.3626 per unit
Sep. 30, 2007	$8.8 million	$0.385 per unit
Dec. 31, 2007	$9.0 million	$0.395 per unit
Mar. 31, 2008	$10.1 million	$0.400 per unit
Jun. 30, 2008	$10.4 million	$0.410 per unit
Sep. 30, 2008	$10.4 million	$0.410 per unit
Dec. 31, 2008	$39.3 million**	$1.050 per unit***
___________
* Prorated for the period from April 4, 2007 to June 30, 2007.
**Includes $12.5 million with respect to incentive distribution rights held by our general partner in accordance with the terms of our partnership agreement. We anticipate that starting with the first quarter of 2009 distributions will return to levels more similar to those of prior periods.
*** Exceptional non-recurring cash distribution.

Termination of the Subordination Period

On January 30, 2009, we announced the payment of an exceptional non-recurring distribution of $1.05 per unit for the fourth quarter of 2008, bringing annual distributions to unitholders to $2.27 per unit for the year ended December 31, 2008, a level which under the terms of our partnership agreement resulted in the early termination of the subordination period and the automatic conversion of the subordinated units into common units. Our board of directors unanimously determined that taking into account the totality of relationships between the parties involved, the payment of this exceptional distribution was in our best interests taking into consideration the general economic conditions, our business requirements, risks relating to our business as well as alternative uses available for our cash. Payment of the exceptional distribution was made on February 13, 2009 to unitholders of record on February 10, 2009.  The conversion of subordinated units to common units occurred automatically on February 14, 2009. Following such conversion Capital Maritime owns a 46.6% interest in us, including 11,304,651 common units and a 2% interest through its ownership of our general partner, and may significantly impact any vote under the terms of the partnership agreement.

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

The payment of the exceptional distribution described above also resulted in a distribution of $12.5 million with respect to incentive distribution rights held by our general partner, in accordance with the terms of the partnership agreement. Following discussions with our board of directors, the general partner agreed to defer receipt of a portion of the incentive distribution payment and will receive the $12.5 million of incentive payments in four equal quarterly installments, with the first installment having been paid in February 2009. Payment of each deferred quarterly installment is subject to our distributing at least the minimum quarterly distribution and any arrearages of minimum quarterly distributions for the relevant quarter.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount”, until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2% general partner interest and assume our general partner has not transferred the incentive distribution rights.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	General Partner

Minimum Quarterly Distribution	$0.3750	98%	2%
First Target Distribution	up to $0.4313	98%	2%
Second Target Distribution	above $0.4313 up to $0.4688	85%	15%
Third Target Distribution	above $0.4688 up to $0.5625	75%	25%
Thereafter	above $0.5625	50%	50%

B. Significant Changes

No significant changes have occurred since the date of our Financial Statements included herein except for those set out below:

1.
On January 30, 2009 we declared an exceptional non-recurring cash distribution of $1.05 per unit, which was paid on February 13, 2009, to unitholder of record on February 10, 2009. This exceptional distribution was funded from operating surplus and through a decrease in existing reserves.

2.
The payment of this exceptional distribution also resulted in a distribution of $12.5 million with respect to incentive distribution rights held by our general partner, in accordance with the terms of the partnership agreement. The general partner has agreed to defer receipt of a portion of this payment and will receive the $12.5 million in four equal quarterly installments, with the first installment having been paid in February 2009. Payment of each deferred quarterly installment is subject to our distributing at least the minimum quarterly distribution and any arrearages of minimum quarterly distributions for the relevant quarter. These payments will be made from the operating surplus.

3.
The payment of this exceptional distribution brought annual distributions to unitholders to $2.27 per unit for the year ended December 31, 2008, a level which under the terms of the partnership agreement resulted in the early termination of the subordination period and the automatic conversion of the subordinated units into common units on a one-for-one basis. Under the partnership agreement the subordination period would have ended in April 2011, if we had earned and paid at least $0.375 on each outstanding unit and corresponding distribution on the general partners' 2.0% for any three consecutive four-quarter periods. Following the conversion of the subordinated units into common units, our partners’ capital included 24,817,151 common units and 506,472 general partner units.

Please read Note 14 (Subsequent Events) to our Financial Statements included herein for more information regarding the events described above.

Item 9. The Offer and Listing.

C. Markets

Our common units started trading on the Nasdaq Global Market under the symbol “CPLP” on March 30, 2007. The following table sets forth the high and low closing sales prices in U.S. Dollars for our common units for each of the periods indicated.

	High	Low
Year Ended: December 31,
2008	24.93	5.51
2007*	32.50	20.80
Quarter Ended:
December 31, 2008	11.90	5.52
September 30, 2008	20.50	5.51
June 30, 2008	22.07	18.40
March 31, 2008	24.93	16.35
December 31, 2007	27.75	20.80
September 30, 2007	32.50	23.33
June 30, 2007*	28.90	24.08
Month Ended:
February 28, 2009	10.79	6.35
January 31, 2009	10.50	7.30
December 31, 2008	8.58	6.02
November 30, 2008	11.90	5.52
October 31, 2008	11.81	6.00
September 30, 2008	16.33	5.51
_________________ * Period commenced on March 30, 2007.

Item 10. Additional Information.

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information required to be disclosed under Item 10B is incorporated by reference to the following sections of the prospectus included in our Registration Statement on Form F-1 filed with the SEC on March 19, 2007: “The Partnership Agreement”, “Description of the Common Units – The Units”, “Conflicts of Interest and Fiduciary Duties” and “Our Cash Distribution Policy and Restrictions on Distributions.”

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19.

Please read “Item 7B: Related Party Transactions” above for further details and a summary of certain contract terms.

●
Agreement with Capital GP L.L.C re IDRs dated January 30, 2009, whereby our general partner agreed to defer receipt of a portion of the $12.5 million incentive distribution payment it is entitled to under the terms of our partnership agreement as a result of the payment of an exceptional cash distribution in February 2009.

●
Share Purchase Agreement dated April 30, 2008 with Capital Maritime to acquire all of its interest in the wholly owned subsidiary that owns the M/T Aristofanis for an aggregate purchase price of $23.0 million under the terms of the relevant share purchase agreement with Capital Maritime. A portion of the acquisition price was funded through the issuance of 501,308 common units to Capital Maritime at a price of $22.94 per unit and the remainder through the issuance of $11.5 million of debt under our new credit facility. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors. Please see “Item 5B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Net Cash Used in Investing Activities” and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding these acquisitions, including a detailed explanation of how they were accounted for.

●
Share Purchase Agreement dated March 27, 2008 with Capital Maritime to acquire all of its interest in the wholly owned subsidiary that owns the M/T Amore Mio II for an aggregate purchase price of $95.0 million under the terms of the relevant share purchase agreement with Capital Maritime. A portion of the acquisition price was funded through the issuance of 2,048,823 common units to Capital Maritime at a price of $22.94 per unit and the remainder through the issuance of $46.0 million of debt under our new credit facility and $2.0 million in cash. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors. Please see “Item 5B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Net Cash Used in Investing Activities” and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding these acquisitions, including a detailed explanation of how they were accounted for.

●
Share Purchase Agreement dated September 24, 2007 with Capital Maritime to acquire all of its interest in the wholly owned subsidiary that owns the M/T Attikos for an aggregate purchase price of $23.0 million. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors.

●
Revolving Facility Agreement, dated March 19, 2008, for a new 10-year revolving credit facility of up to $350.0 million with HSH Nordbank AG which is non-amortizing until March 2013. The credit facility bears interest at US$ LIBOR plus a margin of 1.1% and may be used to finance a portion of the acquisition price of certain identified vessels currently in Capital Maritime’s fleet which we may elect to acquire in the future. We may also use this facility to finance up to 50% of the purchase price of any potential future purchases of modern tanker vessels from Capital Maritime or any third parties. To date, we have used $107.5 million of this facility to fund part of the acquisition price of the M/T Amore Mio II, M/T Aristofanis, M/T Aristotelis II, and M/T Aris II from Capital Maritime. Please read “Item 5B: Operating and Financial Review and Prospects —Liquidity and Capital Resources—Revolving Credit Facilities” for a full description of the new credit facility.

●
Revolving Facility Agreement, dated March 22, 2007, as amended September 19, 2007 and June 11, 2008, for a 10-year revolving credit facility of up to $370.0 million with HSH Nordbank AG which is non-amortizing until June 2012. The credit facility bears interest at US$ LIBOR plus a margin of 0.75%. The credit facility may be used for acquisitions and for general partnership purposes. Our obligations under the facility are secured by first-priority mortgages on 14 product tankers. Please read “Item 5B: Operating and Financial Review and Prospects —Liquidity and Capital Resources—Revolving Credit Facilities” for a full description of the existing credit facility.

●	Omnibus Agreement with Capital Maritime & Trading Corp., Capital GP LLC, our general partner, and Capital Product Operating GP LLC dated April 3, 2007.

●
Management Agreement with Capital Ship Management pursuant to which Capital Ship Management shall provide commercial and technical management services to us dated April 3, 2007, as amended on September 24, 2007 and March 27, 2008 to reflect the acquisitions of the M/T Attikos and the M/T Amore Mio II, respectively.

●	Administrative Services Agreement with Capital Ship Management pursuant to which Capital Ship Management shall provide administrative support services to us dated April 3, 2007.

●
Contribution Agreement with Capital Maritime & Trading Corp., Capital GP LLC, our general partner, and Capital Product Operating GP LLC pursuant to which certain vessels were contributed to us at the time of our IPO dated April 3, 2007.

●
Share Purchase Agreement with Capital Maritime to purchase its interest in the subsidiaries that owned the seven vessels and related charters we agreed to purchase from Capital Maritime at the time of our IPO dated April 3, 2007.

D. Exchange Controls and Other Limitations Affecting Unitholders

We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of The Marshall Islands that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities. We are not aware of any limitations on the right of non-resident or foreign owners to hold or vote our securities imposed by the laws of the Republic of The Marshall Islands or our partnership agreement.

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

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to unitholders. This discussion is based upon provisions of the Code as currently in effect on the date of this prospectus, Treasury Regulations, and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

The following discussion does not comment on all aspects of U.S. federal income taxation which may be important to particular unitholders in light of their individual circumstances, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, or former citizens or long-term residents of the United States) or to persons that will hold the units as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, partnerships or their partners, or that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our units, the tax treatment of a partner thereof will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our units, you should consult your tax advisor.

No ruling has been or will be requested from the Internal Revenue Service regarding any matter affecting us or our unitholders. The statements made here may not be sustained by a court if contested by the IRS.

This discussion does not contain information regarding any U.S. state or local, estate or alternative minimum tax considerations concerning the ownership or disposition of our units. Each unitholder is urged to consult its tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of our units.

Taxation of the Partnership

Election to be Taxed as a Corporation

We have elected to be taxed as a corporation for U.S. federal income tax purposes. As such, among other consequences, U.S. Holders (as defined below) will not directly be subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of units as described below.  As a corporation, we are subject to U.S. federal income tax on our income to the extent it is from U.S. sources or otherwise is effectively connected with the conduct of a trade or business in the United States as discussed below.

Taxation of Operating Income

We expect that substantially all of our gross income will continue to be attributable to the transportation of crude oil and related oil products.  For this purpose, gross income attributable to transportation (or “Transportation Income”) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time charter or bareboat charter income.

Transportation Income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States (or “U.S. Source International Transportation Income”) will be considered to be 50.0% derived from sources within the United States.  Transportation Income attributable to transportation that both begins and ends in the United States (or “U.S. Source Domestic Transportation Income”) will be considered to be 100.0% derived from sources within the United States.  Transportation Income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100% derived from sources outside the United States.  Transportation Income derived from sources outside the United States generally will not be subject to U.S. federal income tax.

Based on our current operations, we do not expect to have U.S. Source Domestic Transportation Income.  However, certain of our activities give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, as well as give rise to U.S. Source Domestic Transportation Income, all of which could be subject to U.S. federal income taxation, unless the exemption from U.S. taxation under Section 883 of the Code (or the “Section 883 Exemption”) applies.

The Section 883 Exemption

In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (or the “Section 883 Regulations”), it will not be subject to the net basis and branch taxes or 4.0% gross basis tax described below on its U.S. Source International Transportation Income.  The Section 883 Exemption only applies to U.S. Source International Income.  As discussed below, we believe that under our current ownership structure, the Section 883 Exemption will apply and we will not be taxed on our U.S. Source International Transportation Income.  The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

We will qualify for the Section 883 Exemption if, among other matters, we meet the following three requirements:

●	We are organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (an “Equivalent Exemption”);
●	We satisfy the “Publicly Traded Test” (as described below); and
●	We meet certain substantiation, reporting and other requirements.

The Publicly Traded Test requires that one or more classes of equity representing more than 50.0% of the voting power and value in a non-U.S. corporation be “primarily and regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption.  The Section 883 Regulations provide, in pertinent part, that equity interests in a non-U.S. corporation will be considered to be “primarily traded” on an established securities market in a given country if the number of units of each class of equity that are traded during any taxable year on all established securities markets in that country exceeds the number of units in each such class that are traded during that year on established securities markets in any other single country.  Equity of a non-U.S. corporation will be considered to be “regularly traded” on an established securities market under the Section 883 Regulations if one or more classes of equity of the corporation that, in the aggregate, represent more than 50.0% of the combined vote and value of the non-U.S. corporation are listed on such market and certain trading volume requirements are met or deemed met as described below.  For this purpose, if one or more “5.0% unitholders” (i.e., a unitholder holding, actually or constructively, at least 5.0% of the vote and value of a class of equity) own in the aggregate 50.0% or more of the vote and value of a class of equity, such class of equity will not be treated as primarily and regularly traded on an established securities market (the “Closely Held Block Exception”).

We are organized under the laws of the Republic of The Marshall Islands.  The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Consequently, our U.S. Source International Transportation Income (including, for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we meet the Publicly Traded Test. These conclusions, however, are based upon legal authorities which do not expressly contemplate an organization structure such as ours. In particular, although we have elected to be treated as a corporation for U.S. federal income tax purposes, for corporate law purposes we are organized as a limited partnership under Marshall Islands law and our general partner will be responsible for managing our business and affairs and has been grated certain veto rights over decisions of our board of directors. Accordingly, it is possible that the IRS could assert that our units do not meet the “regularly traded” test.

Since our units will only be traded on the Nasdaq Global Market, which is considered to be an established securities market, our units will be deemed to be “primarily traded” on an established securities market.  In addition since our units represent more than 50.0% of our vote and value they will be considered to be “regularly traded” on an established securities market.

Provided our units are treated as representing more than 50.0% of our vote and value, we believe we will meet the trading volume requirements described previously because the pertinent regulations provide that trading volume requirements will be deemed to be met with respect to a class of equity traded on an established securities market in the United States where, as will be the case for our units, the units are regularly quoted by dealers who regularly and actively make offers, purchases and sales of such units to unrelated persons in the ordinary course of business.

In addition, we expect that our units will not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exemption, because our partnership agreement provides that the voting rights of any 5.0% unitholders are limited to a 4.9% voting interest in us regardless of how many units are held by that 5.0% unitholder.  Thus, although the matter is not free from doubt, we believe that we will satisfy the Publicly Traded Test.  Should any of the facts described above cease to correct, our ability to satisfy the test will be compromised.

The Net Basis Tax and Branch Profits Tax

If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, the U.S. source portion of such income may be treated as effectively connected with the conduct of a trade or business in the United States (or “Effectively Connected Income”) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed place of business in the United States.  Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is received pursuant to bareboat charters attributable to a fixed place of business in the United States.  As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income.  However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income.  In addition, any U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income.

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

The 4.0% Gross Basis Tax

If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term U.S. Holder means a beneficial owner of our units that:

●
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

●	owns the units as a capital asset, generally, for investment purposes, and
●	owns less than 10% of our units for United States federal income tax purposes.

Distributions

Subject to the discussion of the rules applicable to passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our units to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its units on a dollar-for-dollar basis and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends paid on our units to a U.S. Holder who is an individual, trust or estate (or a U.S. Individual Holder) will be treated as “qualified dividend income” that is taxable to such U.S. Individual Holder at preferential capital gain tax rates (through 2010) provided that: (i) our units are readily tradable on an established securities market in the United States (such as the Nasdaq Global Market on which our units are traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below); (iii) the U.S. Individual Holder has owned the units for more than 60 days in the 121-day period beginning 60 days before the date on which the units become ex-dividend; and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning January 1, 2011 or later will be taxed at rates applicable to ordinary income.
Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a unit if the amount of the dividend is equal to or in excess of 10 percent of a unitholder’s adjusted basis (or fair market value in certain circumstances) in such unit. If we pay an “extraordinary dividend” on our units that is treated as “qualified dividend income”, then any loss derived by a U.S. Individual Holder from the sale or exchange of such units will be treated as long-term capital loss to the extent of the amount of such dividend.

In addition, under previously proposed legislation, the preferential rate of federal income tax currently imposed on qualified dividend income would be denied with respect to dividends received form a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted the preferential tax rates imposed on qualified dividend income may no longer be applicable to dividends received from us. Any dividends paid on our shares that are not eligible for the preferential rate will be taxed as ordinary income to a U.S. Individual Holder. As of the date hereof, it is not possible to predict with any certainty whether this previously proposed legislation will be reintroduced or enacted.

Sale, Exchange or other Disposition of Units

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

PFIC Status and Significant Tax Consequences

Special and adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. entity taxed as a corporation and classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our units, either:

●
at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

●
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

Based on our current and projected methods of operation we do not believe that we have been a PFIC nor do we expect to become a PFIC with respect to any future taxable year. Although there is no legal authority directly on point, and we are not obtaining a ruling from the IRS on this issue, we will take the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels we or our subsidiaries own that are subject to time charters, should not constitute passive assets for purposes of determining whether we were a PFIC.  We intend to treat our income from time chartering activities as non-passive income, and the vessels engaged in those activities as non-passive assets. Certain vessels in our fleet are engaged in activities that may be characterized as passive for PFIC purposes and the income from that portion of our fleet may be treated as passive income for PFIC purposes. We believe that there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with this position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund”, which election we refer to as a “QEF election”. As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our units, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder”, the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the units and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our units. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing one copy of IRS Form 8621 with his U.S. federal income tax return and a second copy in accordance with the instructions to such form. If we were to be treated as a PFIC for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as “marketable stock”, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the units at the end of the taxable year over such holder’s adjusted tax basis in the units. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his units would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our units would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder”, would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our units in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the units), and (2) any gain realized on the sale, exchange or other disposition of our units.  Under these special rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the units;
●	the amount allocated to the current taxable year and any year prior to the year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and
●
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our units. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our units (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non-U.S. Holder.

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

Disposition of Units

The U.S. federal income taxation of Non-U.S. Holders on any gain resulting from the disposition of our units is generally the same as described above regarding distributions. However, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our units if they are present in the United States for 183 days or more during the taxable year in which those shares are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments of distributions or the proceeds of a disposition of our units to a non-corporate U.S. Holder will be subject to information reporting requirements. These payments to a non-corporate U.S. Holder also may be subject to backup withholding, if the non-corporate U.S. Holder:

●	fails to provide an accurate taxpayer identification number;
●	is notified by the IRS that he has failed to report all interest or corporate distributions required to be shown on its U.S. federal income tax returns; or
●	in certain circumstances, fails to comply with applicable certification requirements.

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

F. Dividends and Paying Agents

Not applicable.

G. Safe Harbor

Not applicable.

H. Documents on Display

We have filed with the SEC a registration statement on Form F-1 regarding the common units. This Annual Report does not contain all of the information found in the registration statement. For further information regarding us and our common units, you may wish to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E, Washington, D.C. 20549, at prescribed rates or from the SEC's web site on the Internet at http://www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference room. Our registration statement can also be inspected and copied at the offices of the Nasdaq Global Market, One Liberty Plaza, New York, New York 10006.

I. Subsidiary Information

Please see Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2008.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Our Risk Management Policy

Our policy is to continuously monitor our exposure to business risks, including the impact of changes in interest rates and currency rates as well as inflation on earnings and cash flows. We intend to assess these risks and, when appropriate, take measures to minimize our exposure to the risks.

Foreign Exchange Risk

We do not have a material currency exposure risk. We generate all of our revenues in U.S. Dollars and incur less than 5% of our expenses in currencies other than U.S. Dollars. For accounting purposes, expenses incurred in currencies other than the U.S. Dollar are translated into U.S. Dollars at the exchange rate prevailing on the date of each transaction. As of December 31, 2008, less than 5% of liabilities were denominated in currencies other than U.S. Dollars (mainly in Euros). These liabilities were translated into U.S. Dollars at the exchange rate prevailing on December 31, 2008. We have not hedged currency exchange risks and our operating results could be adversely affected as a result.

Interest Rate Risk

The international tanker industry is capital intensive, requiring significant amounts of investment, a significant portion of which is provided in the form of long-term debt. Our current debt contains interest rates that fluctuate with LIBOR. Our existing credit facility of $370.0 million bears floating interest of 0.75% per annum over US$ LIBOR. Our $350.0 million new credit facility bears floating interest of 1.10% per annum over US$ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise.

In order to hedge our exposure to interest rate changes, we have entered into ten interest rate swap agreements at varying rates to fix the LIBOR portion of our interest rate $366.5 million in borrowings drawn down under our existing facility for a period up to June 2012. We have also entered into four interest rate swap agreements to fix the LIBOR portion of our interest rate at varying rates for $107.5 million in borrowings drawn down under our new credit facility for a period up to March 2013.  We intend to swap the LIBOR portion of any further amounts drawn down under the existing credit facility and the new credit facility into a fixed rate until the end of the non-amortizing period in June 2012 and March 2013 respectively. As our interest rate is fixed under the swap agreements changes in LIBOR during the swapped period would not affect our interest expense. However, as a result of a market disruption in determining the cost of funds for our banks, any increases by the banks to their “funding costs” under our agreements will lead to proportional increases in the relevant interest amounts interest payable under our agreement on a quarterly basis. Interest expenses for the three month period ended March 31, 2009 has increased by 0.55297% under our existing credit facility and by 0.3928%, under new credit facility, respectively, in accordance with the terms of each facility. Please refer to “Item 5B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Revolving Credit Facilities” for more information on the specific rates we have entered into under each swap agreement.

Please read Note 2 (Significant Accounting Policies – Interest Rate Swap Agreements), Note 5 (Long-Term Debt) and Note 6 (Fair Value of Financial Instruments) to our Financial Statements included herein, which provide additional information with respect to our derivative financial instruments and existing debt agreements.

Concentration of Credit Risk

Financial instruments which potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents, interest rate swap agreements, and trade accounts receivable. We place our cash and cash equivalents, consisting mostly of deposits, and enter into interest rate swap agreements with creditworthy financial institutions as rated by qualified rating agencies. For the years ended December 31, 2008 and December 31, 2007, 87% and 82% of our revenues, respectively, were derived from two charterers. We do not obtain rights to collateral to reduce our credit risk. Please refer to “Item 5B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Revolving Credit Facilities” for more information on our interest rate swap agreements.

Inflation

Inflation has had a minimal impact on vessel operating expenses, drydocking expenses and general and administrative expenses to date. However, certain extraordinary fees and costs we are obligated to pay to Capital Ship Management under our management agreement, which amounted to approximately $1.0 million for the year ended December 31, 2008, may further increase to reflect the continuing inflationary vessel cost environment. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

Item 12. Description of Securities Other than Equity Securities.

Not Applicable.

PART II

Item 13. Defaults, Dividend, Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

 No material modifications to the rights of security holders.

We completed our IPO on April 3, 2007. We did not receive any proceeds from the sale of our common units by Capital Maritime. Capital Maritime used the proceeds from our IPO to repay the existing debt on the eight vessels that made up our fleet at the time of our IPO. Capital Maritime also paid the offering expenses, underwriting discounts, selling commissions and brokerage fees incurred in connection with the IPO.

Item 15. Controls and Procedures.

a. Disclosure Controls and Procedures

As of December 31, 2008, our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation pursuant to Rule 13a-15(b) and 15d-15 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures. Our management, including our chief executive and chief financial officer, recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the partnership have been detected. Further, in the design and evaluation of our disclosure controls and procedures our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

However, based on this evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2008, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

b. Management’s Annual Report on Internal Control over Financial Reporting

Our management (with the management of our general partner) is responsible for establishing and maintaining adequate internal controls over financial reporting. Our internal controls were designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of our Financial Statements for external purposes in accordance with accounting principles generally accepted in the United States.

Our internal controls over financial reporting includes those policies and procedures that, 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our Financial Statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of management and the directors of our general partnership; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the our assets that could have a material effect on the financial statements.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management believes that our internal control over financial reporting was effective as of December 31, 2008.

However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Deloitte Hadjipavlou, Sofianos & Cambanis S.A. (“Deloitte”), our independent registered public accounting firm, has audited the Financial Statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting which is reproduced in its entirety in Item 15(c) below.

c. Attestation Report of the Registered Public Accounting Firm.

To the Board of Directors and Unitholders of Capital Product Partners L.P., Majuro, Republic of the Marshall Islands

We have audited the internal control over financial reporting of Capital Product Partners L.P. (the “Partnership”) as December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Controls over Financial Reporting.”  Our responsibility is to express an opinion on the Partnership's internal control over financial reporting based on our audit.

           We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated and combined financial statements as of and for the year ended December 31, 2008 of the Partnership and our report dated March 26, 2009 expressed an unqualified opinion on those financial statements and included explanatory paragraphs relating to (1) the formation of Capital Product Partners L.P. and the preparation of the portion of the  combined financial statements attributable to the period through April 4, 2007 from the separate records maintained by Capital Maritime & Trading Corp., and (2) the preparation of the portion of the combined financial statements attributable to the Ross Shipmanagement Co., Baymont Enterprises Incorporated, and Forbes Maritime Co., prior to the vessel acquisition by the Partnership, from the separate records maintained by Capital Maritime & Trading Corp.

/s/ Deloitte. Hadjipavlou, Sofianos, & Cambanis S.A.
Athens, Greece
March 26, 2009

d. Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting during the year covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting

Item 16A. Audit Committee Financial Expert.

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

Item 16C. Principal Accountant Fees and Services.

Our principal accountant for 2008 and 2007 was Deloitte. The following table shows the fees we paid or accrued for audit services provided by Deloitte for 2008 and 2007 (in thousands of U.S. Dollars).

Fees	2008	2007
Audit Fees (1)	$585	$227
Audit-Related Fees	-	-
Tax Fees (2)	156	-
Total	$741	$227

(1)
Audit fees represent fees for professional services provided in connection with the audit of our Financial Statements included herein, review of our quarterly consolidated financial statements and audit services provided in connection with other regulatory filings. Fees in connection with the review of our regulatory filings for our IPO of common units in April 2007 amounted to $1.0 million and were paid by Capital Maritime with part of the proceeds from the IPO.

(2)	Tax fees represent fees for professional services provided in connection with various U.S. income tax compliance and information reporting matters.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2008 and 2007.

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

On April 30, 2008, we issued 501,308 common units to Capital Maritime at a price of $22.94 per unit, which was the weighted average unit price for the period from October 15, 2007 to February 15, 2008, in order to finance a portion of the acquisition price of the M/T Aristofanis which we acquired from Capital Maritime on the same date. On April 30, 2008, Capital Maritime, which owns and controls our general partner, Capital GP L.L.C, made a capital contribution of 10.026 common units to our general partner, which our general partner then contributed to us in exchange for the issuance of 10,026 general partner units to our general partner in order for it to maintain its 2% general partner interest in us.

Following these transactions, Capital Maritime owned 2,499,129 common units and 8,805,522 subordinated units, representing a 44.6% limited partner interest in us. In addition, our general partner, which is owned and controlled by Capital Maritime, owned a 2% general partner interest in us and all of the incentive distribution rights.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance

          The Nasdaq Global Market requires limited partnerships with listed units to comply with its corporate governance standards. As a foreign private issuer, we are not required to comply with all of the rules that apply to listed U.S. limited partnerships. However, we have generally chosen to comply with most of the Nasdaq Global Market’s corporate governance rules as though we were a U.S. limited partnership. Accordingly, we do not believe there are any significant differences between our corporate governance practices and those that would typically apply to a U.S. domestic issuer that is a limited partnership under the corporate governance standards of the Nasdaq Global Market. Please see “Item 6C: Board Practices” and “Item 10B: Memorandum and Articles of Association” for more detail regarding our corporate governance practices.

PART III

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Description

1.1	Certificate of Limited Partnership of Capital Product Partners L.P. (1)
1.2	First Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. (2)
1.3	Certificate of Formation of Capital GP L.L.C. (1)
1.4	Limited Liability Company Agreement of Capital GP L.L.C. (1)
1.5	Certificate of Formation of Capital Product Operating GP L.L.C. (1)
4.1	Revolving $370.0 Million Credit Facility dated March 22, 2007 (1)
4.2	Amendment to Revolving $370.0 million Credit Facility dated September 19, 2007 (3)
4.3	Supplemental Agreement to Revolving $370.0 Million Credit Facility dated June 11, 2008 (4)
4.4	Omnibus Agreement (1)
4.5	Management Agreement with Capital Ship Management (1)
4.6	Amendment 1 to Management Agreement with Capital Ship Management dated September 24, 2007 (3)
4.7	Amendment 2 to Management Agreement with Capital Ship Management dated March 27, 2008 (3)
4.8	Amendment 3 to the Management Agreement with Capital Ship Management dated April 30, 2008 (4)
4.9	Administrative Services Agreement with Capital Ship Management (1)
4.10	Contribution and Conveyance Agreement for Initial Fleet (1)
4.11	Share Purchase Agreement for 2007 and 2008 Vessels (1)
4.12	Revolving $350.0 Million Credit Facility dated March 19, 2008 (3)
4.13	Share Purchase Agreement for M/T Attikos dated September 24, 2007 (3)
4.14	Share Purchase Agreement for M/T Amore Mio II dated March 27, 2008 (3)
4.15	Share Purchase Agreement for M/T Aristofanis dated April 30, 2008 (4)
4.16	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan dated April 29, 2008 (5)
4.17	Agreement between Capital Product Partners and Capital GP LLC dated January 30, 2009
8.1	List of Subsidiaries of Capital Product Partners L.P.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Financial Officer
13.1
Capital Product Partners L.P. Certification of Ioannis E. Lazaridis, Chief Executive Officer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

(1)
Previously filed as an exhibit to Capital Product Partners L.P.’s Registration Statement on Form F-1 (File No. 333-141422), filed with the SEC on March 19, 2007 and hereby incorporated by reference to such Registration Statement.

(2)	Previously filed as Appendix A to the Partnership’s Rule 424(b)(4) Prospectus filed with the SEC on March 30, 2007, and hereby incorporated by reference to this Annual Report.

(3)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and filed with the SEC on April 4, 2008.

(4)	Previously filed as an exhibit to the registrant’s Registration Statement on Form F-3 filed with the SEC on August 29, 2008.

(5)	Previously filed as a Current Report on Form 6-K with the SEC on April 30, 2008.

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

Dated:  March 27, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of Capital Product Partners L.P., Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated and combined balance sheets of Capital Product Partners L.P. (the “Partnership”) as of December 31, 2008 and 2007, and the related consolidated and combined statements of income, changes in partners’/stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008.  These financial statements are the responsibility of the Partnership’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated and combined financial statements present fairly, in all material respects, the financial position of Capital Product Partners L.P. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated and combined financial statements, on January 16, 2007, Capital Product Partners L.P. was formed for the purpose of acquiring interests in eight wholly owned subsidiaries of Capital Maritime & Trading Corp.  On April 4, 2007 the acquisition was completed and Capital Product Partners L.P. began operating as a separate company.  Through April 4, 2007 the accompanying combined financial statements have been prepared from the separate records maintained by Capital Maritime & Trading Corp. and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Partnership had been operated as an unaffiliated entity.

Also as discussed in Note 1 to the consolidated and combined financial statements, through September 24, 2007, March 27, 2008, and April 30, 2008 the portion of the accompanying combined financial statements attributable to Ross Shipmanagement Co., Baymont Enterprises Incorporated, and Forbes Maritime Co., respectively, have been prepared from the separate records maintained by Capital Maritime & Trading Corp. and may not necessarily be indicative of the conditions that would have existed or the results of operations if Ross Shipmanagement Co., Baymont Enterprise Incorporated, and Forbes Maritime Co. had been operated as unaffiliated entities.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte. Hadjipavlou, Sofianos, & Cambanis S.A.
Athens, Greece
March 26, 2009

Capital Product Partners L.P.
Consolidated and Combined Balance Sheets (Note 1)
(In thousands of United States dollars, except number of shares)

	December 31, 2008	December 31, 2007
Assets
Current assets
Cash and cash equivalents	$43,149	$19,919
Short term investment	1,080	-
Trade accounts receivable	6,420	2,600
Due from related parties (Note 3)	-	4,262
Prepayments and other assets	571	410
Inventories	-	320
Total current assets	51,220	27,511
Fixed assets
Vessels, net (Note 4)	641,607	525,199
Total fixed assets	641,607	525,199
Other non-current assets
Deferred charges, net	2,827	1,031
Restricted cash (Notes 2, 5)	4,500	3,250
Total non-current assets	648,934	529,480
Total assets	$700,154	$556,991

Liabilities and Partners’ / Stockholders’ Equity
Current liabilities
Current portion of long-term debt (Note 5)	$-	$768
Current portion of related party long-term debt (Note 3)	-	5,933
Trade accounts payable	143	1,271
Due to related parties (Note 3)	584	65
Accrued liabilities (Note 7)	785	763
Deferred revenue	3,485	3,473
Total current liabilities	4,997	12,273
Long-term liabilities
Long-term debt (Note 5)	474,000	281,812
Long-term related party debt (Note 3)	-	62,984
Deferred revenue	1,568	690
Derivative instruments (Notes 2, 6)	47,414	14,051
Total long-term liabilities	522,982	359,537
Total liabilities	527,979	371,810
Commitments and contingencies (Note 13)	-	-
Stockholders’ Equity
Common stock (par value $0; 1,000 shares issued and outstanding at December 31, 2007)	-	-
Additional paid in capital	-	18,060
Retained earnings	-	5,182
Partners’ Equity
General Partner interest (2% interest)	5,773	3,444
Limited Partners
- Common (16,011,629 and 13,512,500 units issued and outstanding at December 31, 2008 and 2007, respectively)	127,259	102,130
- Subordinated (8,805,522 units issued and outstanding at December 31, 2008 and 2007)	82,794	66,653
Accumulated other comprehensive loss (Notes 2, 6)	(43,651)	(10,288)
Total partners’ / stockholders’ equity	172,175	185,181
Total liabilities and partners’ / stockholders’ equity	$700,154	$556,991

The accompanying notes are an integral part of these consolidated and combined financial statements.

Capital Product Partners L.P.
Consolidated and Combined Statements of Income (Note 1)
(In thousands of United States dollars, except number of units and earnings per unit)

	For the years ended December 31,
	2008	2007	2006
Revenues	131,514	86,545	24,605

Expenses:
Voyage expenses (Note 8)	1,072	3,553	427
Vessel operating expenses - related party (Notes 3, 8)	25,552	12,688	1,124
Vessel operating expenses (Note 8)	3,560	6,287	5,721
General and administrative expenses	2,817	1,477	-
Depreciation and amortization (Note 4)	25,031	15,363	3,772
Operating income	73,482	47,177	13,561
Other income (expense), net:
Interest expense and finance cost	(25,448)	(13,121)	(5,117)
Loss on interest rate agreements	-	(3,763)	-
Interest income	1,283	711	13
Foreign currency (loss), net	(54)	(45)	(63)
Total other (expense), net	(24,219)	(16,218)	(5,167)
Net income	49,263	30,959	8,394
Less:
Net (loss) / income attributable to CMTC operations	(1,504)	9,388	8,394
Partnership’s net income	50,767	21,571	-
General Partner’s interest in Partnership’s net income	$2,473	$431	$-
Limited Partners’ interest in Partnership’s net income	48,294	21,140	-
Net income per:
● Common units (basic and diluted)	2.00	1.11	-
● Subordinated units (basic and diluted)	2.00	0.70	-
● Total units (basic and diluted)	2.00	0.95	-
Weighted-average units outstanding:
● Common units (basic and diluted)	15,379,212	13,512,500	-
● Subordinated units (basic and diluted)	8,805,522	8,805,522	-
● Total units (basic and diluted)	24,184,734	22,318,022	-

The accompanying notes are an integral part of these consolidated and combined financial statements.

Capital Product Partners L.P. Consolidated and Combined Statements of Changes in Partners’ / Stockholders’ Equity (In thousands of United States dollars)
			Partners’ Capital
	Comprehensive Income	Common Stockholders’ Equity	Common	Subordinated	General Partner	Total	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2005	$-	$25,566	$-	$-	$-	$-	$-	$25,566
Capital contribution by CMTC (Note 11)	-	17,947	-	-	-	-	-	17,947
Net Income	8,394	8,394	-	-	-	-	-	8,394
Comprehensive income	8,394
Balance at December 31, 2006		51,907	-	-	-	-	-	51,907
Capital contribution by CMTC (Note 11)	-	31,279	-	-	-	-	-	31,279
Net income attributable to CMTC	9,388	9,388	-	-	-	-	-	9,388
Equity of contributed companies retained by CMTC (Note 11)	-	(4,340)	-	-	-	-	-	(4,340)
Distribution of Initial Vessels’ retained earnings as of April 3, 2007 to CMTC (Note 11)	-	(9,919)	-	-	-	-	-	(9,919)
Issuance of partnership units in exchange for common equity (Notes 1 and 4)	-	(55,073)	162,214	105,863	5,471	273,548	-	218,475
Excess of purchase price over acquired assets (Note 4)	-	-	(47,954)	(31,295)	(1,617)	(80,866)	-	(80,866)
Dividend paid to CMTC (Note 1)	-	-	(14,825)	(9,675)	(500)	(25,000)		(25,000)
Dividends declared and paid to unitholders (Note 11)	-	-	(10,096)	(6,589)	(341)	(17,026)	-	(17,026)
Partnership net income	21,571	-	12,791	8,349	431	21,571	-	21,571

Capital Product Partners L.P. Consolidated and Combined Statements of Changes in Partners’ / Stockholders’ Equity (In thousands of United States dollars)
			Partners’ Capital
	Comprehensive Income	Common Stockholders’ Equity	Common	Subordinated	General Partner	Total	Accumulated Other Comprehensive Loss	Total
Other comprehensive income:
• Unrealized loss on derivative instruments	(10,288)	-	-	-	-	-	(10,288)	(10,288)
Comprehensive income	20,671
Balance at December 31, 2007		23,242	102,130	66,653	3,444	172,227	(10,288)	185,181
Dividends declared and paid to unitholders (Note 11)	-	-	(24,871)	(14,221)	(798)	(39,890)	-	(39,890)
Net loss attributable to CMTC	(1,504)	(1,504)	-	-	-	-	-	(1,504)
Equity of contributed companies retained by CMTC (Note 11)	-	(21,738)	-	-	-	-	-	(21,738)
Issuance of common units for vessels’ acquisitions (Notes 1, 4)	-	-	28,686	18,163	956	47,805	-	47,805
Excess of purchase price over acquired assets (Note 4)	-	-	(9,397)	(5,384)	(302)	(15,083)	-	(15,083)
Partnership net income	50,767	-	30,711	17,583	2,473	50,767	-	50,767
Other comprehensive income:
• Unrealized loss on derivative instruments	(33,363)	-	-	-	-	-	(33,363)	(33,363)
Comprehensive income	15,900
Balance at December 31, 2008		$-	$127,259	$82,794	$5,773	$215,826	$(43,651)	$172,175

The accompanying notes are an integral part of these consolidated and combined financial statements.

Capital Product Partners L.P.
Consolidated and Combined Statements of Cash Flows (Note 1)
(In thousands of United States dollars)

	For the years ended December 31,
	2008	2007	2006
Cash flows from operating activities:
Net income	$49,263	$30,959	$8,394
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	25,031	15,271	3,772
Amortization of deferred charges	393	214	46
Loss on interest rate swap agreement	-	3,763	-
Changes in operating assets and liabilities:
Trade accounts receivable	(4,857)	(3,841)	(760)
Insurance claims	-	5	(72)
Due from related parties	(235)	(4,842)	(5,819)
Prepayments and other assets	(514)	(547)	(161)
Inventories	177	(344)	(259)
Trade accounts payable	736	1,787	1,493
Due to related parties	1,713	3,653	1,165
Accrued liabilities	440	(695)	2,006
Deferred revenue	890	8,552	460
Dry docking expenses paid	(251)	(921)	-
Net cash provided by operating activities	72,786	53,014	10,265
Cash flows from investing activities:
Vessel acquisitions (Note 4)	(200,939)	(331,797)	(142,795)
Vessel advances – new buildings	-	-	(19,252)
Increase of restricted cash	(1,250)	(3,250)	-
Purchase of short term investment	(1,080)	-	-
Net cash (used in) investing activities	(203,269)	(335,047)	(162,047)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	199,500	305,050	77,426
Proceeds from related party debt/financing	60,543	109,711	82,341
Payments of long-term debt	(8,080)	(16,716)	(22,161)
Payments of related party debt/financing	(52,463)	(2,376)	(2,254)
Loan issuance costs	(1,891)	(1,092)	(285)
Payment of offering expenses	(249)	-	-
Excess of purchase price over book value of vessels acquired from entity under common control (Note 4)	(3,755)	(80,866)	-
Dividends paid	(39,890)	(42,026)	-
Cash balance that was distributed to the previous owner	(2)	(2,251)	-
Capital contributions by CMTC	-	31,279	17,947
Net cash provided by financing activities	153,713	300,713	153,014

Net increase in cash and cash equivalents	23,230	18,680	1,232
Cash and cash equivalents at beginning of period	19,919	1,239	7
Cash and cash equivalents at end of period	43,149	$19,919	$1,239

Supplemental Cash Flow information
Cash paid for interest	$18,163	$14,640	$5,220

Non-cash Activities
Net liabilities assumed by CMTC upon vessel contribution to the Partnership (Note 10)	213,743	74,239
Units issued to acquire vessel owning company of M/T Amore Mio II.	$37,739
Units issued to acquire vessel owning company of M/T Aristofanis.	$10,066
Change in payable offering expenses	$49

 The accompanying notes are an integral part of these consolidated and combined financial statements.

Capital Product Partners L.P.
Notes to the Consolidated and Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

1.	Basis of Presentation and General Information

CAPITAL PRODUCT PARTNERS L.P. (the “Partnership” or “CPP”) was formed on January 16, 2007 under the laws of the Marshall Islands for the purpose of acquiring interests in eight wholly owned subsidiaries of Capital Maritime & Trading Corp. (“CMTC”), each of which owned, a double-hull medium-range product tanker (the “Initial Vessels”).

The Partnership is engaged in the seaborne transportation services of crude oil and refined petroleum products, edible oils and soft chemicals, by chartering its vessels under medium to long-term time and bareboat charters.

On April 3, 2007, the Initial Public Offering (the “IPO” or the “Offering”) of CPP on the NASDAQ Global Market was completed successfully. In connection with the Offering the Partnership entered into several new agreements including:

●
A contribution agreement with CMTC, pursuant to which the Partnership purchased all of the outstanding capital stock of the vessel owning companies of the Initial Vessels having net book value of $273,548 as of April 3, 2007 (CMTC retained all assets of those subsidiaries other than the vessels, and paid off all debt of those subsidiaries), in exchange for:

a.	the issuance to CMTC of 11,750,000 common units and 8,805,522 subordinated units,
b.	the payment to CMTC of a cash dividend in the amount of $25,000,
c.
the issuance to CMTC of the right to receive an additional dividend of $30,000 in cash or a number of common units necessary to satisfy the underwriters’ overallotment option or a combination thereof, and

d.
the issuance to the Partnership's general partner, Capital GP L.L.C. (“CGP”), a wholly owned subsidiary of CMTC, 419,500 general partner units representing a 2% general partner interest in the Partnership and all of incentive distribution rights which will entitle CGP to increasing percentages of the cash that the Partnership will distribute in excess of $0.4313 per unit per quarter.

●
An omnibus agreement with CMTC, CGP and others governing, among other things, the circumstances under which the Partnership and CMTC can compete with each other and certain rights of first offer on medium range product tankers;

●
A management agreement with Capital Shipmanagement Corp. (the “Manager” or “CSM”), a wholly owned subsidiary of CMTC, pursuant to which the Manager agreed to provide commercial and technical management services to the Partnership;

●	An administrative services agreement with the Manager pursuant to which the Manager agreed to provide administrative management services to the Partnership; and

●
A share purchase agreement with CMTC to purchase for a total consideration of $368,000 its interests in seven wholly owned subsidiaries each of which owns a newly built, double-hull medium-range product tanker (the “Committed Vessels”). These vessels were acquired by the Partnership between May 2007 and August 2008.

●	Revolving credit facility of up to $370,000 and swapped the interest portion for $366,500 in order to reduce the exposure of interest rates fluctuations (Notes 2, 6).

On April 3, 2007, CMTC sold the 11,750,000 common units to the public through the underwriters receiving $236,330. On the same date, the Partnership issued an additional 1,762,500 common units to CMTC in order to fully satisfy the underwriters’ overallotment option. CMTC received an additional amount of $34,143 from the sale of these units. Following the exercise of the over-allotment option, the Partnership issued an additional 35,970 general partner units to CGP in order to maintain its 2% interest in the Partnership. The total proceeds of the Offering were used by CMTC to repay $213,843 of existing debt of the Initial Vessels and the Offering expenses. In connection with the completion of the Offering the Partnership also borrowed $30,000 under the revolving credit facility, $5,000 of which was used for working capital purposes and $25,000 of which was used to pay a cash dividend to CMTC. Following the completion of the Offering, CMTC owned 8,805,522 subordinated units representing a 40.7% interest in the Partnership, including a 2% interest through its ownership of CGP.

On September 24, 2007, the Partnership remitted to CMTC the amount of $23,000 in exchange for the acquisition of the shares of the vessel owning company of the M/T Attikos, a 12,000 DWT, 2005-built double hull product tanker. M/T Attikos was neither an Initial nor a Committed Vessel.

Capital Product Partners L.P.
Notes to the Consolidated and Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

1.	Basis of Presentation and General Information – Continued

On March 19, 2008, the Partnership entered into a new loan agreement with a syndicate of financial institutions including HSH Nordbank AG (the “Agent”), for a non amortizing credit facility of up to $350,000 for the partial financing of the acquisition cost of the shares of the vessel owning companies of the M/T Amore Mio II, the M/T Aristofanis, and any further modern tanker (Note 5). As of December 31, 2008, the Partnership had drawn down $107,500 and swapped the interest portion for the same amount in order to reduce its exposure to interest rate fluctuations (Notes 2, 6).

On March 27, 2008, the Partnership entered into a share purchase agreement with CMTC for the acquisition of the shares of the vessel owning company of the M/T Amore Mio II, a 159,982 dwt, 2001 built, double hull tanker from CMTC and took delivery of the vessel on the same date. The total purchase price for the shares of the vessel owning company of the M/T Amore Mio II was $85,739. The acquisition of the shares of the vessel owning company was funded by $2,000 from available cash, $46,000 through a draw down from the new revolving $350,000 credit facility, and the remaining amount through the issuance of 2,048,823 common units to CMTC at a price of $18.42 per unit as quoted on the Nasdaq Stock Exchange on March 26, 2008, the day prior to the acquisition. M/T Amore Mio II was neither an Initial nor a Committed Vessel.

On March 31, 2008, CMTC made a capital contribution of 40,976 common units to the Partnership in exchange for the issuance of the same number of general partner units to CGP in order for it to maintain its 2% general partner interest in the Partnership.

On April 30, 2008, the Partnership entered into a share purchase agreement with CMTC for the acquisition of the shares of the vessel owning company of the M/T Aristofanis, a 12,000 dwt, 2005 built, double hull tanker from CMTC and took delivery of the vessel on the same date. The total purchase price for the shares of the vessel owning company of the M/T Aristofanis was $21,566. The acquisition of the shares of the vessel owning company was funded by $11,500 through a draw down from the new revolving $350,000 credit facility, and the remaining amount through the issuance of 501,308 common units to CMTC at a price of $20.08 per unit as quoted on the Nasdaq Stock Exchange on April 29, 2008, the day prior to the acquisition. M/T Aristofanis was neither an Initial nor a Committed Vessel.

On April 30, 2008, CMTC made a capital contribution of 10,026 common units to the Partnership in exchange for the issuance of the same number of general partner units to CGP in order for it to maintain its 2% general partner interest in the Partnership.

Following the issuance of the additional common units relating to the acquisition of the M/T Amore Mio II and the M/T Aristofanis and the capital contribution from CMTC to the Partnership in order for CGP to maintain its 2% general partner interest in the Partnership, third parties owned 13,512,500 common units, CMTC owned 2,499,129 common units and 8,805,522 subordinated units together representing a 44.6% limited partner interest in the Partnership. In addition, CGP owned a 2% general partner interest in the Partnership and all of the incentive distribution rights.

Following the guidance provided by the provision of EITF No. 87-21 “Change of Accounting Basis in Master Limited Partnerships” the Initial Vessels were transferred to the Partnership at historical cost at the date of transfer and were accounted for as a combination of entities under common control.  All assets, liabilities and equity other than the relevant vessel, related charter agreement and related permits of these vessels’ ship-owning companies were retained by CMTC.

As required by the provision of Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS No. 141”), the Partnership accounted for the acquisition of the vessel owning company of the M/T Attikos, the M/T Amore Mio II and the M/T Aristofanis (together, the “Non Contracted Vessels”) as a transfer of equity interest between entities under common control. For a combination between entities under common control, the purchase cost provisions (as they relate to purchase business combinations involving unrelated entities) of SFAS No. 141 explicitly do not apply; instead the method of accounting prescribed by SFAS No. 141 for such transfers is similar to pooling-of-interests method of accounting. Under this method, the carrying amount of assets and liabilities recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination (that is, no recognition is made for a purchase premium or discount representing any difference between the cash consideration paid and the book value of the net assets acquired).

Following the acquisition of the vessel owning companies of the Non Contracted Vessels from CMTC, the Partnership recognized the vessels acquired at their carrying amounts (historical cost) in the accounts of CMTC (the transferring entity) at the date of transfer. In addition, transfers of equity interest between entities under common control are accounted for as if the transfer occurred at the beginning of the period, and prior years are retroactively adjusted to furnish comparative information similar to the pooling method. The amount of the purchase price in excess of CMTC’s basis in the net assets is recognized as a reduction to partners’ equity.

Capital Product Partners L.P.
Notes to the Consolidated and Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

Basis of Presentation and General Information – Continued

The Committed Vessels were delivered to CMTC from the shipyards (unrelated parties) and on the same date the Partnership acquired the shares of the vessel owning companies. These vessel owning companies did not have an operating history, as such, there is no information to retroactively restate that should be considered. Accordingly the Committed Vessels (M/T Atrotos, M/T Akeraios, M/T Apostolos, M/T Anemos I, M/T Alexandros II, M/T Aristotelis II, and M/T Aris II) were transferred to the Partnership at historical cost of CMTC at the date of transfer. All assets, other than the vessels, liabilities and equity that the vessel owning companies of the Committed Vessels had at the time of the transfer were retained by CMTC.

Combined information presented in these financial statements reflect the historical carrying costs, operations and cash flows of the contributed companies, as each vessel owning company was under the common control of CMTC. These financial statements are collectively referred to as “combined” financial statements. Financial statements presented reflecting the Partnerships’ balance sheets, results of operations and cash flows are referred to as “consolidated” financial statements.

The consolidated and combined financial statements include the following vessel owning companies and management company which were all incorporated under the laws of the Marshall Islands.

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	DWT	Date acquired by the Partnership	Date acquired by CMTC
Capital Product Operating GP LLC	01/16/2007	-		-	-
Shipping Rider Co.	09/16/2003	M/T Atlantas (1)	36,760	04/04/2007	04/26/2006
Canvey Shipmanagement Co.	03/18/2004	M/T Assos (1)	47,872	04/04/2007	05/17/2006
Centurion Navigation Limited	08/27/2003	M/T Aktoras (1)	36,759	04/04/2007	07/12/2006
Polarwind Maritime S.A.	10/10/2003	M/T Agisilaos (1)	36,760	04/04/2007	08/16/2006
Carnation Shipping Company	11/10/2003	M/T Arionas (1)	36,725	04/04/2007	11/02/2006
Apollonas Shipping Company	02/10/2004	M/T Avax (1)	47,834	04/04/2007	01/12/2007
Tempest Maritime Inc.	09/12/2003	M/T Aiolos (1)	36,725	04/04/2007	03/02/2007
Iraklitos Shipping Company	02/10/2004	M/T Axios (1)	47,872	04/04/2007	02/28/2007
Epicurus Shipping Company	02/11/2004	M/T Atrotos (2)	47,786	05/08/2007	05/08/2007
Laredo Maritime Inc.	02/03/2004	M/T Akeraios (2)	47,781	07/13/2007	07/13/2007
Lorenzo Shipmanagement Inc.	05/26/2004	M/T Apostolos (2)	47,782	09/20/2007	09/20/2007
Splendor Shipholding S.A.	07/08/2004	M/T Anemos I (2)	47,782	09/28/2007	09/28/2007
Ross Shipmanagement Co.	12/29/2003	M/T Attikos (3)	12,000	09/24/2007	01/20/2005
Sorrel Shipmanagement Inc.	02/07/2006	M/T Alexandros II (M/T Overseas Serifos) (2)	51,258	01/29/2008	01/29/2008
Baymont Enterprises Incorporated	05/29/2007	M/T Amore Mio II (3)	159,982	03/27/2008	07/31/2007
Forbes Maritime Co.	02/03/2004	M/T Aristofanis (3)	12,000	04/30/2008	06/02/2005
Wind Dancer Shipping Inc.	02/07/2006	M/T Aristotelis II (M/T Overseas Sifnos) (2)	51,226	06/17/2008	06/17/2008
Belerion Maritime Co.	01/24/2006	M/T Aris II (M/T Overseas Kimolos) (2)	51,218	08/20/2008	08/20/2008

(1) Initial Vessels
(2) Committed Vessels
(3) Non Contracted Vessels

Capital Product Partners L.P.
Notes to the Consolidated and Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

2.           Significant Accounting Policies

(a)
Principles of Consolidation and Combination: The accompanying consolidated and combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), after giving retroactive effect to the combination of entities under common control in 2008 as described in Note 1 to the consolidated and combined financial statements, and include the accounts of the legal entities comprising the Partnership as discussed in Note 1. Intra-group balances and transactions have been eliminated upon consolidation and combination. Intercompany balances and transactions with CMTC and its affiliates have not been eliminated, but are presented as balances and transactions with related parties.

(b)
Use of Estimates: The preparation of consolidated and combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates. Additionally, these consolidated financial statements include allocations for certain expenses, including corporate overhead expenses that are normally incurred by a listed company, such expenses have not incurred in the periods covered by the combined financial statements.

(c)
Other Comprehensive Income (Loss): The Partnership follows the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 130 “Statement of Comprehensive Income” (SFAS 130) which requires separate presentation of certain transactions, which are recorded directly as components of partners’ / stockholders’ equity. For the years ended December 31, 2008 and 2007 the Partnership had accumulated other Comprehensive Loss of $43,651 and $10,288 respectively, related to the change of the fair value of derivatives that qualify for cash flow hedge accounting.

(d)
Accounting for Revenue, Voyage and Operating Expenses: The Partnership generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either time charters or bareboat charters.  A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable monthly in advance. Some of the Partnership’s time charters also include profit sharing provisions, under which the Partnership can realize additional revenues in the event that spot rates are higher than the base rates in these time charters. A bareboat charter is a contract in which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, which is generally payable monthly in advance, and the customer generally assumes all risk and costs of operation during the lease term.

All of the Partnership’s time charters and bareboat charters are classified as operating leases. Revenues under operating lease arrangements are recognized when a charter agreement exists, charter rate is fixed and determinable, the vessel is made available to the lessee, and collection of the related revenue is reasonably assured. Revenues are recognized ratably on a straight line basis over the period of the respective time or bareboat charter agreement in accordance with SFAS No. 13 “Accounting for Leases”, paragraph 19b. Revenues from profit sharing arrangements in time charters represent 50% portion of time charter equivalent (voyage income less direct expenses divided by operating days), that exceeds the agreed base rate and are recognized in the period earned. Deferred revenue represents cash received in advance of being earned. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the rest as long term liability.

Vessel voyage expenses are direct expenses to voyage revenues and primarily consist of commissions, port expenses, canal dues and bunkers. Commissions are expensed over the related charter period and all the other voyage expenses are expensed as incurred. Under the Partnership’s time and bareboat charter agreements, all voyages expenses, except commissions for which we are liable, are assumed by the charterer. With the exception of our Morgan Stanley Capital Group Inc. time charter agreements, and Overseas Shipholding Group Inc. bareboat charter agreements where the charterer is responsible for the commissions.

Vessel operating expenses presented in the consolidated financial statements consist of management fees payable to the Manager. The Manager provides commercial and technical services such as crewing, repairs and maintenance, insurance, stores, spares, lubricants through a management agreement for a fixed daily fee of $5.5 per vessel for the time chartered vessels (except for the M/T Amore Mio II for which the daily fixed fee is $8.5). The fee also includes expenses related to the next scheduled special or intermediate survey as applicable and related dry-docking for each vessel.

Capital Product Partners L.P.
Notes to the Consolidated and Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

2.	Significant Accounting Policies – Continued

(d)	Accounting for Revenue, Voyage and Operating Expenses – Continued:

Furthermore, pursuant to the management agreement, the Manager may charge the Partnership for extraordinary costs such as insurance deductibles, vetting, and repairs and spares which relate to unforeseen and extraordinary events. For bareboat chartered vessels, the bareboat charterer is responsible for vessel operating expenses such as crewing, repairs and maintenance, insurance, stores, spares, lubricants and the Partnership pays a fixed daily fee of $0.3 to the Manager for expenses mainly to cover compliance costs.

Vessel operating expenses presented in the combined financial statements consist of all expenses relating to the operation of the vessels including crewing, repairs and maintenance, insurances, stores and lubricants, management fees and miscellaneous expenses.  Vessel operating expenses are expensed as incurred.

(e)
Foreign Currency Transactions: The functional currency of the Partnership is the U.S. dollar because the Partnership’s vessels operate in international shipping markets that utilize the U.S. dollar as the functional currency. The accounting records of the Partnership are maintained in U.S. dollars.  Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions.  At the balance sheet dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. dollar, are translated into the functional currency using the exchange rate at that date.  Gains or losses resulting from foreign currency transactions and translations are included in foreign currency gains and losses, net in the accompanying consolidated and combined statements of income.

(f)
Cash and Cash Equivalents: The Partnership considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(g)
Short term investment: Short term investment consists of cash time deposits with original maturity of three to twelve months and amounted to $1,080 and $0 for the years ended December 31, 2008 and 2007 respectively.

(h)
Restricted cash: In order for the Partnership to comply with the debt covenants under its credit facility it must maintain minimum cash at the bank available at all times. Such amount is considered by the Partnership as restricted cash. As of December 31, 2008 and 2007 restricted cash amounted to $4,500 and $3,250 respectively and is presented under other non current assets.

(i)
Trade Accounts Receivable: The amount shown as trade accounts receivable primarily consists of profit share earned but not yet collected. At each balance sheet date all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No allowance for doubtful accounts was established at December 31, 2008 and 2007 respectively.

(j)	Inventories: Inventories consist of consumable bunkers, lubricants, spares and stores and are stated at the lower of cost or market value. The cost is determined by the first-in, first-out method.

(k)
Fixed Assets: Fixed assets consist of vessels which are stated at cost, less accumulated depreciation.  Vessel cost consists of the contract price for the vessel and any material expenses incurred upon their construction (improvements and delivery expenses, on-site supervision costs incurred during the construction periods, as well as capitalized interest expense during the construction period). The cost of each of the Partnership’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessels’ remaining economic useful life, after considering the estimated residual value. Management estimates the useful life to be 25 years.

Capital Product Partners L.P.
Notes to the Consolidated and Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

2.	Significant Accounting Policies – Continued

(l)
Impairment of Long-lived Assets: The Partnership applies SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS 144”) which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use is recognized when the estimate of undiscounted cash flows expected to be generated by the use and eventual disposition of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset. The Partnership regularly assesses whether impairment indicators are present. The Partnership evaluated all of its long-lived assets as at December 31, 2008, and determined that the undiscounted estimated future net cash flows related to these assets continued to support their recorded values. No impairment loss was recorded for any of the periods presented.

(m)
Deferred Charges: Deferred charges are comprised mainly of fees paid to lenders for obtaining new loans or refinancing existing loans and are capitalized as deferred finance charges and amortized to interest expense over the term of the respective loan using the effective interest rate method.

(n)
Pension and Retirement Benefit Obligations: The vessel-owning companies included in the consolidated and combined financial statements employ the crew on board under short-term contracts (usually up to seven months) and accordingly, they are not liable for any pension or post retirement benefits.

(o)
Concentration of Credit Risk: Financial instruments which potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents, interest rate swaps, and trade accounts receivable. The Partnership places its cash and cash equivalents consisting, mostly of deposits, and enters into interest rate swap agreements with creditworthy financial institutions as rated by qualified rating agencies. Most of the Partnership’s revenues were derived from a few charterers. For the year ended December 31, 2008 British Petroleum Shipping Limited and Morgan Stanley Capital Group Inc. accounted for 54% and 33% of the total revenue, respectively. For the year ended December 31, 2007, British Petroleum Shipping Limited and Morgan Stanley Capital Group Inc. accounted for 58% and 24% of the total revenue, respectively. For the year ended December 31, 2006, British Petroleum Shipping Limited, Morgan Stanley Capital Group Inc., Canterbury Tankers Inc., and Shell international Trading & Shipping Company Ltd. accounted for 42%, 18%, 20% and 20% of the total revenue, respectively. The Partnership does not obtain rights of collateral from its charterers to reduce its credit risk.

(p)
Fair Value of Financial Instruments: On January 1, 2008, the Partnership adopted SFAS No. 157, Fair Value Measurements, (“SFAS No. 157”) for financial assets and liabilities and any other assets and liabilities carried at fair value. This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Partnership’s adoption of SFAS No. 157 did not have a material effect on the Partnership’s Consolidated and Combined Financial Statements for financial assets and liabilities and any other assets and liabilities carried at fair value. The carrying value of trade receivables, accounts payable and current accrued liabilities approximates fair value. The fair values of long-term variable rate bank loans approximate the recorded values, due to their variable interest. Interest rate swaps are recorded at fair value on the consolidated and combined balance sheet.

(q)
Interest Rate Swap Agreements:  The Partnership designates its derivatives based upon the criteria established by SFAS No. 133 Accounting for derivative instruments and hedging activities which establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133, as amended by Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities—An amendment of SFAS 133, (SFAS 138) and Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, (SFAS 149), requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.  The accounting for the changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation.  For a derivative that does not qualify as a hedge, the change in fair value is recognized at the end of each accounting period on the income statement.  For a derivative that qualifies as a cash flow hedge, the change in fair value is recognized at the end of each reporting period in other comprehensive income/ (loss) (effective portion) until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized in the income statement.

Capital Product Partners L.P.
Notes to the Consolidated and Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

2.	Significant Accounting Policies – Continued

(r)
Net Income (loss) Per Limited Partner Unit: Basic and diluted net income per limited partner unit is calculated by dividing limited partners’ interest in net income, less pro forma general partner incentive distributions under EITF Issue No. 03-6, “Participating Securities and the Two — Class Method Under FASB Statement No. 128”, or EITF 03-6, by the weighted-average number of outstanding limited partner units during the period (Note 12). Diluted net income per limited partner unit reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Partnership had no dilutive securities outstanding during the year ended December 31, 2008 and for the period from April 4, 2007 to December 31, 2007.

(s)
Income Taxes: The Partnership is not subject to the payment of any income tax on its income. Instead, a tax is levied based on the tonnage of the vessels, which is included in operating expenses (Note 9).

(t)
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

(u)	Recent Accounting Pronouncements:

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

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS No. 141(R)”).  SFAS No. 141(R) supersedes SFAS No. 141 and establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquired. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related FASB Statement No. 160, Non controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS No. 160”). The Partnership is currently evaluating the effect, if any; this statement may have on future financial statements.

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

In February 2008, the FASB issued the FASB Staff Position (“FSP No. 157-2”) which delays the effective date of SFAS 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other than those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. The application of SFAS 157 in future periods to those items covered by FSP 157-2 is not expected to have a material effect on the Partnership’s consolidated financial statements.

Capital Product Partners L.P.
Notes to the Consolidated and Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

2.	Significant Accounting Policies – Continued

(u)	Recent Accounting Pronouncements – Continued:

In October 2008, the FASB issued the FASB Staff Position (“FSP No. 157-3”) which clarifies the application of FASB Statement No. 157, “Fair Value Measurements” in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. This FSP applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with Statement 157. The FSP shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (“FASB Statement No. 154 “Accounting changes and Error Corrections”, paragraph 19). The disclosure provisions of Statement No. 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of FSP 157-3 does not have a material effect on the Partnership’s consolidated financial statements.

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

In March 2008, the FASB ratified the EITF consensus on EITF Issue No. 07-4, “Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share, to Master Limited Partnerships” (“EITF No. 07-4”), an update of EITF No. 03-6, “Participating Securities and the Two-Class Method Under FASB Statement No. 128” (“EITF No. 03-6”). EITF 07-4 considers whether the incentive distributions of a master limited partnership represent a participating security when considered in the calculation of earnings per unit under the two-class method. EITF 07-4 also considers whether the partnership agreement contains any contractual limitations concerning distributions to the incentive distribution rights that would impact the amount of earnings to allocate to the incentive distribution rights for each reporting period. If distributions are contractually limited to the incentive distribution rights’ share of currently designated available cash for distributions as defined under the partnership agreement, undistributed earnings in excess of available cash should not be allocated to the incentive distribution rights. Any excess distributions over earnings shall be allocated to the GP and LPs based on their respective sharing of losses specified in the Partnership agreement for the period presented. EITF No. 07-4 is effective for fiscal years beginning after December 15, 2008, including interim periods within those fiscal years, and requires retrospective application of the guidance to all periods presented. Early adoption is prohibited. The Partnership is evaluating the potential impacts of EITF 07-4 and will adopt the provisions of this guidance on January 1, 2009 and retrospectively apply the provisions to all periods presented.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”), which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with Generally Accepted Accounting Principles (GAAP) in the United States (the GAAP hierarchy). SFAS 162 became effective November 15, 2008, and did not have an impact on the Partnership’s consolidated financial statements.

Capital Product Partners L.P.
Notes to the Consolidated and Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

3.	Transactions with Related Parties

Since April 4, 2007, the Partnership and its subsidiaries, have related party transactions with the Manager, a wholly-owned subsidiary of CMTC, which provides management services to the Partnership for a total daily fixed fee of $5.5 (except for the M/T Amore Mio II for which the daily fixed fee is $8.5) and $0.3 for the time and bare boat chartered vessels respectively. The daily fixed fee for the time chartered vessels also includes expenses related to the next scheduled special or intermediate survey as applicable and related dry docking for each vessel. Total management fees charged by the Manager in relation to the above management agreement for the year ended December 31, 2008 were $24,305 and are included in “Vessel operating expenses – related party” in the consolidated income statement. For the period from April 4, 2007 to December 31, 2007 total fees charged under the management agreement were $11,573.

According to the terms of the management agreement, the Manager charged the Partnership for extraordinary costs relating to insurances deductibles, vetting, and repairs and spares which related to unforeseen and extraordinary events totaling an amount of $1,002 for the year ended December 31, 2008. For the period from April 4, 2007 to December 31, 2007 the Manager did not charge the Partnership for such costs.

On April 4, 2007, the Partnership entered into an administrative services agreement with the Manager, pursuant to which the Manager will provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT, clerical, and other administrative services. The Partnership reimburses the Manager for reasonable costs and expenses incurred in connection with the provision of these services within 15 days after the Manager submits to the Partnership an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. For the year ended December 31, 2008 the Manager invoiced the Partnership for such services for a total amount of $110. For the period from April 4 to December 31, 2007 the Manager did not charge any fees in connection with this agreement.

Pursuant to the Partnership’s agreement, the Partnership reimburses the CGP for all expenses which are necessary or appropriate for the conduct of the Partnership’s business. During the year ended December 31, 2008 and for the period from April 4 to December 31, 2007 the Partnership incurred $824 and $559 of these costs, respectively.

The vessel owning companies of the Initial Vessels and the vessel owning companies of M/T Attikos, M/T Amore Mio II and M/T Aristofanis had related party transactions with CMTC and its subsidiaries before their acquisition by CPP mainly for the following reasons:

●	Equity investment.
●	Loan agreements that CMTC entered into, acting as the borrower, for the financing of the construction of five of the Initial Vessels,
●	Manager payments on behalf of the vessel owning companies and hire receipts from charterers,
●
Manager fixed monthly fees, (which were based on agreements with different terms and conditions than those in the Partnership’s administrative and management agreements) for providing services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, (Note 8),

●	Funds advanced/received to/from entities with common ownership, and
●	Loan draw downs in excess of the advances made to the shipyard by the Manager for the funding of vessels’ extra costs.

Capital Product Partners L.P.
Notes to the Consolidated and Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

3.	Transactions with Related Parties – Continued

Balances with related parties consisted of the following:

	As of December 31, 2008	As of December 31, 2007

I. Due From:
Vessels’ operation (a)	$-	$4,262
Total due from	$-	$4,262

II. Due To:
CMTC - loans current portion (b)	$-	$5,933
CMTC - loans long-term portion (b)	-	62,984
Manager – payments on behalf of Capital Product Partners L.P. (c)	584	28
Other affiliated companies (d)	-	37
Total due to	$584	$68,982

(a)
Vessels’ Operation: The balance in this line-item relates to funds that are received from charterers less disbursements made by the Manager on behalf of the vessel-owning subsidiaries. As of December 31, 2008 and 2007, this line item balance amounted to $0 and $4,262 respectively.

(b)
CMTC Loans: For the financing of the construction of the M/T Atlantas, M/T Aktoras, M/T Aiolos, M/T Avax, M/T Assos, and the acquisition of M/T Amore Mio II CMTC was the borrower under loan agreements with four separate banks and the vessel-owning companies acted as guarantors under these loans (related party loans). On April 4, 2007, the M/T Atlantas’, M/T Aktoras’, M/T Aiolos’, M/T Avax’ and M/T Assos’ outstanding loan balances, which amounted to $133,958, were settled in full by CMTC by the offering proceeds (Note 1).

As of December 31, 2008 and 2007, the balance of the related party loans was $0 and $68,917 respectively.

A summary of the CMTC loans is shown below:

		Vessel	As of December 31, 2008	As of December 31, 2007

(i)	Issued July 31, 2007 repaid by CMTC in March, 2008.	M/T Amore Mio II	-	68,917
	Total		-	$68,917
	Less: Current portion		-	5,933
	Long-term portion		-	$62,984

The related party loan bore interest at LIBOR plus a margin of 75 basis points payable quarterly. The bank loan was secured by a first preferred mortgage on the respective vessels and a general assignment of the earnings, insurances, mortgage interest insurance, and requisition compensation of the respective vessels. The weighted average interest rate for the related party loans for years ended December 31, 2008, 2007 and 2006 was 4.06%, 5.81% and 6.18% respectively. Interest expense for the related party loans for the years ended December 31, 2008, 2007 and 2006 amounted to $689, $3,594 and $3,144 respectively.

Capital Product Partners L.P.
Notes to the Consolidated and Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

3.	Transactions with Related Parties – Continued

(b)	CMTC Loans – Continued:

The loan agreement contained other customary ship finance covenants, including restrictions as to: changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of vessels, the minimum cash requirement, as well as minimum requirements as to the applicable vessels’ market value and insured value in relation to the outstanding balance of the applicable loan. Also the borrower may pay dividends or make distributions when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. As of December 31, 2007, we were in compliance with all debt covenants.

On March 20, 2008 the loan balance regarding the M/T Amore Mio II was settled by CMTC.

(c)
Manager - Payments on Behalf of Capital Product Partners L.P.: Following the IPO, the Manager invoices the Partnership for payments that it makes on behalf of the Partnership and its subsidiaries. The Partnership’s total outstanding balance due to Manager as of December 31, 2008 and 2007 amounted to $584 and $28 respectively.

(d)	Other Affiliated Companies: The balance in this line-item related to funds advanced/received to/from entity under common ownership.

4.	Vessels

An analysis of vessels is as follows:

	As of December 31, 2008	As of December 31, 2007

Cost:
Vessels	$686,275	$544,836
Total cost	686,275	544,836
Accumulated depreciation	(44,668)	(19,637)
Vessels, net	$641,607	$525,199

All of the Partnership’s vessels having total net book value of $641,607 as of December 31, 2008 have been provided as collateral to secure the Partnership’s two credit facilities.

Capitalized interest for the years ended December 31, 2008, 2007 and 2006 amounted to $0, $223 and $1,455 respectively.

On January 29, March 27, April 30, June 17, and August 20, 2008 the Partnership acquired from CMTC the shares of the vessel owning companies of M/T Alexandros II, M/T Amore Mio II, M/T Aristofanis, M/T Aristotelis II and M/T Aris II respectively, for a total purchase price of $251,305, including cash and share consideration of $203,500 and $47,805, respectively (Note 1). In 2008, the M/T Aristofanis underwent improvements which amounted to $1,194 and which were capitalized at the vessel’s historic cost. These improvements took place before the acquisition of the vessel by the Partnership. The vessels have been recorded in the Partnership’s financial statements at the amount of $236,222 which represents net book value of vessels reflected in CMTC consolidated financial statements at the time of transfer to the Partnership. The amount of the purchase price in excess of CMTC’s basis of the assets of $15,083 was recognized as a reduction of partners’ equity. Of the total excess, the amount of $3,755 represents the cash purchase price in excess of CMTC’s basis of the acquired vessels and is presented as a financing activity in the statements of cash flows.

Capital Product Partners L.P.
Notes to the Consolidated and Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

4.	Vessels – Continued

On May 8, July 13, September 20, September 24, and September 28, 2007, the Partnership acquired from CMTC the shares of vessel owning companies of M/T Atrotos, M/T Akeraios, M/T Apostolos, M/T Attikos, and M/T Anemos I, respectively, for a total purchase price of $247,000. The vessels have been recorded in the Partnership’s financial statements at the amount of $166,134 which represents net book value of vessels reflected in CMTC consolidated financial statements at the time of transfer to the Partnership. The amount of the purchase price in excess of CMTC’s basis of the assets of $80,866 was recognized as a reduction of partners’ equity and is presented also as a financing activity in the statements of cash flows.

The net book value of the Initial Vessels upon their acquisition by the Partnership amounted to $273,548.

5.	Long-Term Debt

Long-term debt consists of the following:

	Bank Loans	Entity	As of December 31, 2008	As of December 31, 2007
(i)	Issued in April, 2007 maturing in June, 2017	Capital Product Partners L.P.	$366,500	$274,500
(ii)	Issued in March, 2008 maturing in March 2018	Capital Product Partners L.P.	107,500	-
(iii)	Issued in June 2005 repaid by CMTC in April 2008	Forbes Maritime Co.	-	8,080
	Total		$474,000	$282,580
	Less: Current portion		-	768
	Long-term portion		$474,000	$281,812

On April 4, 2007, the M/T Arionas’, M/T Agisilaos’ and M/T Axios’ outstanding loan balances, which amounted to $79,885, were settled in full by CMTC by the offering proceeds (Note 1). Furthermore, on September 6, 2007, and April 29, 2008 the outstanding loan balances of M/T Attikos and M/T Aristofanis which amounted to $7,000 and $8,080 were fully paid by CMTC. Interest expense for the combined loans for the years ended December 31, 2008, 2007 and 2006 amounted to $124, $1,856 and $1,915 respectively.

On March 22, 2007, the Partnership entered into a loan agreement with a syndicate of financial institutions including HSH Nordbank AG, Hamburg for a revolving credit facility, of up to $370 million for the financing of the acquisition cost, or part thereof, up to fifteen medium range product tankers. Borrowings under this credit facility are jointly and severally secured by the vessel owning companies of the fifteen vessels (Initial and Committed Vessels) and bears interest at a rate of 0.75% per annum over US$ LIBOR. This credit facility is non amortizing up to June 2012 and will be repaid in twenty equal consecutive quarterly installments commencing in September, 2012 plus a balloon payment due in June, 2017. Loan commitment fees are calculated at 0.20% p.a. on any undrawn amount and are paid quarterly.
The credit facility of up to $370,000 was amended on September 19, 2007 to include the financing of the acquisition cost of the M/T Attikos and was further supplemented on June 11, 2008 to, amongst others, amend the provisions relating to security offered under the facility.

On March 19, 2008 the Partnership entered into a new loan agreement with a syndicate of financial institutions including HSH Nordbank AG (the “Agent”), for a non amortizing credit facility, of up to $350,000 for the financing of:
●	Partial acquisition cost of up to $57,500 for Amore Mio II and Aristofanis
●	50% of the acquisition cost of up to $52,500 for M/T Alkiviadis and M/T Aristidis
●	50% of the acquisition cost of up to $240,000 for any further modern tanker

In addition the Partnership drew from this credit facility the amount of $28,000 and $22,000 in order to partial finance the acquisition of the shares of the vessel owning companies of the M/T Aristotelis II and M/T Aris II respectively.

Borrowings under this credit facility are jointly and severally secured by the vessel owning companies of the collateral vessels  and bear interest at a rate of 1.10% per annum over US$ LIBOR.  This credit facility is non amortizing up to March 2013 and will be repaid by twenty equal consecutive three month installments commencing in June, 2013 plus a balloon payment due in March, 2018. Loan commitment fees are calculated at 0.325% p.a. on any amount not drawn-down and are paid quarterly.

Capital Product Partners L.P.
Notes to the Consolidated and Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

5.	Long-Term Debt – Continued

The Partnership’s drawn downs under its credit facilities are as follows:

Vessel / Entity	Date	370,000Credit Facility	350,000 Credit Facility

Capital Product Partners L.P.	04/04/2007	$ 30,000	–
M/T Atrotos	05/08/2007	56,000	–
M/T Akeraios	07/13/2007	56,000	–
M/T Apostolos	09/20/2007	56,000	–
M/T Attikos	09/24/2007	20,500	–
M/T Anemos I	09/28/2007	56,000	–
M/T Alexandros II	01/29/2008	48,000	–
M/T Amore Mio II	03/27/2008	–	$ 46,000
M/T Aristofanis	04/30/2008	–	11,500
M/T Aristotelis II	06/17/2008	20,000	28,000
M/T Aris II	08/20/2008	24,000	22,000

Total		$ 366,500	$ 107,500

As of December 31, 2008 the amount of $3,500 and $242,500 of the Partnership’s revolving credit facilities of up to $370,000 and $350,000 respectively had not been drawn down.

For the year ended December 31, 2008 and for the period from April 4, 2007 to December 31, 2007 the Partnership recorded interest expense of $17,363 and $7,400, respectively.

The Partnerships credit facilities contain a “Market Disruption Clause” where the lenders, at their discretion, may impose additional interest margin if their borrowing rate exceeds effective interest rate stated in the loan agreement with the Partnership. As of December 31, 2008. the Partnership did not incur additional interest expense.

The credit facilities have a general assignment of the earnings, insurances and requisition compensation of the respective vessel or vessels. Each also requires additional security, including: pledge and charge on current account; corporate guaranteed from each of the eighteen vessel owning companies, and mortgage interest insurance. Following the swap agreements that the Partnership has entered into, the interest rate under the two revolving credit facilities is fixed (Notes 2, 6).

The loan agreements also contain other customary ship finance covenants, including restrictions as to: changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of vessels, the ratio of EBITDA to Net Interest Expenses shall be no less than 2:1, minimum cash requirement of $500 per vessel of which 50% may be constituted by undrawn commitments under the revolving facility, as well as the ratio of net Total Indebtedness to the aggregate Market Value of the total fleet shall not exceed 0.725:1. The credit facilities are also contain the collateral maintenance requirement in which the aggregate average fair market value of the collateral vessels shall be no less than 125% of the aggregate outstanding amount under these facilities. Also the vessel owning companies may pay dividends or make distributions when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. As of December 31, 2008 and 2007 the Partnership was in compliance with all debt covenants.

The required annual loan payments to be made subsequent to December 31, 2008 are as follows:

Bank loans repayment schedule
Years ended December 31,	i	ii	Total
2009	–	–	–
2010	–	–	–
2011	–	–	–
2012	18,325	–	18,325
2013	36,650	8,063	44,713
Thereafter	311,525	99,437	410,962

Total	366,500	107,500	474,000

Capital Product Partners L.P.
Notes to the Consolidated and Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

6.	Fair Value of Financial Instruments

Derivative Instruments

The fair value of the Partnership’s interest rate swaps is the estimated amount the Partnership would pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the Partnership and its counter parties.

The Partnership follows SFAS No. 157, which requires new disclosure that establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The Partnership’s interest rate swap agreements, entered into pursuant to its loan agreements, are based on LIBOR swap rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in SFAS 157 “Fair Value Measurements” are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

As of December 31, 2008, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Partnership’s consolidated and combined financial statements.

The Partnership entered into eight interest rate swap agreements that were transferred from CMTC through novation agreements on April 4, 2007 (“Novation Date”). The Partnership recognized a loss of $3,763 in its income statement which resulted from the negative valuation of the eight interest rate swap agreements at the Novation Date. Furthermore the Partnership has entered into six additional swap agreements to fix the LIBOR portion of its outstanding debt. As of December 31, 2008 all of the Partnerships debt has been swapped.

As of December 31, 2008, all of the Partnership’s interest rate swaps qualify as a cash flow hedge and the changes in their fair value are recognized in accumulated other comprehensive income/(loss).

Bank	Currency	Notional Amount	Fixed rate	Trade date	Value date	Maturity date	Fair market value as of December 31, 2008

HSH Nordbank AG	USD	30,000	5.1325%	02.20.2007	04.04.2007	06.29.2012	$ (3,199)
HSH Nordbank AG	USD	56,000	5.1325%	02.20.2007	05.08.2007	06.29.2012	(5,972)
HSH Nordbank AG	USD	56.000	5.1325%	02.20.2007	07.13.2007	06.29.2012	(5,972)
HSH Nordbank AG	USD	56,000	5.1325%	02.20.2007	09.28.2007	06.29.2012	(5,972)
HSH Nordbank AG	USD	56,000	5.1325%	02.20.2007	09.20.2007	06.29.2012	(5,972)
HSH Nordbank AG	USD	24,000	5.1325%	02.20.2007	01.29.2008	06.29.2012	(2,560)
HSH Nordbank AG	USD	24,000	5.1325%	02.20.2007	01.29.2008	06.29.2012	(2,560)
HSH Nordbank AG	USD	24,000	5.1325%	02.20.2007	08.20.2008	06.29.2012	(2,560)
HSH Nordbank AG	USD	20,500	4.9250%	09.20.2007	09.24.2007	06.29.2012	(2,040)
HSH Nordbank AG	USD	46,000	3.5250%	03.25.2008	03.27.2008	03.27.2013	(2,971)
HSH Nordbank AG	USD	11,500	3.8950%	04.24.2008	04.30.2008	03.28.2013	(919)
HSH Nordbank AG	USD	20,000	4.5200%	06.13.2008	06.17.2008	06.28.2012	(1,713)
HSH Nordbank AG	USD	28,000	4.6100%	06.13.2008	06.17.2008	03.28.2013	(3,062)
HSH Nordbank AG	USD	22,000	4.0990%	08.14.2008	08.20.2008	03.28.2013	(1,942)

Total derivative instruments fair value							$ (47,414)

Capital Product Partners L.P.
Notes to the Consolidated and Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

7.	Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31, 2008	As of December 31, 2007
Accrued loan interest and loan fees	$108	$70
Accrued wages and crew expenses	-	96
Accrued other operating expenses	-	39
Accrued voyage expenses and commissions	212	471
Accrued insurance expense	-	24
Accrued general and administrative expenses	465	63
Total	$785	$763

8.	Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses consist of the following:

	For the years ended December 31,
	2008 (Note 1)	2007 (Note 1)	2006 (Note 1)
Voyage expenses:
Commissions	$1,003	$1,010	$392
Port expenses		1,192	-
Bunkers	69	1,276	-
Other		75	35
Total	$1,072	$3,553	$427

Operating expenses:
Vessel operating expenses	$3,560	$6,287	$5,721
Vessel operating expenses – related parties (Note 3)	25,552	12,688	1,124
Total	$29,112	$18,975	$6,845

Operating expenses:
Crew costs and related costs	$610	$3,408	$2,962
Insurance expense	87	423	510
Spares, repairs, maintenance and other expenses	2,528	1,305	988
Stores and lubricants	310	883	1,009
Management fees(Note 3)	24,550	12,688	1,124
Vetting, insurances, spares and repairs (Note 3)	1,002	-	-
Other operating expenses	25	268	252
Total	$29,112	$18,975	$6,845

Capital Product Partners L.P.
Notes to the Consolidated and Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

9.	Income Taxes

Under the laws of the countries of the vessel-owning subsidiaries’ incorporation and/or vessels’ registration, these companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying combined statements of operations.

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

10.	Cash Flow

The following assets, liabilities and equity accounts were included in the combined balance sheets of CMTC entities, however, these amounts were retained by CMTC on April 3, 2007, September 23, 2007, March 26, 2008, and April 29, 2008 when the shares of the vessel owning companies of the Initial Vessels, the M/T Attikos, the M/T Amore Mio II, and the M/T Aristofanis were transferred from CMTC to the Partnership respectively (Note 1). The cash flows for the years  ended December 31, 2008 and 2007 are adjusted accordingly to exclude the following assets and liabilities accounts as they did not result in cash inflows or outflows in consolidated and combined financial statements:

	Year 2007	Year 2008

Cash and cash equivalents	$2,251	$2
Trade receivables	2,040	1,037
Due from related parties	7,598	4,497
Prepayments and other assets	428	353
Inventories	328	143
Deferred charges	1,423	251
Total assets	14,068	6,283

Trade accounts payable	2,395	1,913
Due to related parties	5,517	1,194
Accrued liabilities	843	418
Deferred revenue	5,213	-
Borrowings	213,843	76,997
Total liabilities	227,811	80,522
Net liabilities assumed by CMTC upon contribution to the Partnership	213,743	74,239

The cash and cash equivalents of $2 and $2,251 are presented as cash dividend in the accompanying consolidated and combined cash flow statements for the years ended December 31, 2008 and 2007 respectively.

Capital Product Partners L.P.
Notes to the Consolidated and Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

11.	Partners’ / Stockholders’ Equity and Distributions

General: The partnership agreement requires that within 45 days after the end of each quarter, beginning with the quarter ending June 30, 2007, all of the Partnership’s available cash will be distributed to unitholders.

Definition of Available Cash:  Available Cash, for each fiscal quarter, consists of all cash on hand at the end of the quarter:
●	less the amount of cash reserves established by our board of directors to:
●	provide for the proper conduct of Partnership’ s business (including reserves for future capital expenditures and for our anticipated credit needs);
●	comply with applicable law, any of Partnership’s debt instruments, or other agreements; or
●	provide funds for distributions to Partnership’s unitholders and to general partner for any one or more of the next four quarters;

●
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

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. The Partnership’s general partner as of December 31, 2008 and 2007 holds the incentive distribution rights.

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

Capital Product Partners L.P.
Notes to the Consolidated and Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

11.	Partners’ / Stockholders’ Equity and Distributions – Continued

 Distributions of Available Cash From Operating Surplus During the Subordination Period: The Partnership agreement requires that  we will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

●
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

•	Thereafter, in the manner described in the above table under section “General Partner Interest and Incentive Distribution Rights”.

Distributions of Available Cash From Operating Surplus After the Subordination Period: Our Partnership agreement requires that we will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

●	first, 98% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

●	Thereafter, in the manner described in the above table under section “General Partner Interest and Incentive Distribution Rights”.

As of December 31, 2008 our partners’ capital included the following units:

As of December 31, 2008

Common units	16,011,629
Subordinated units	8,805,522

Number of limited partners’ units outstanding	24,817,151

General Partners units	506,472

Total partnership’s units	25,323,623

As of December 31, 2008, the Partnership’s units consisted of 16,011,629 common units of which 13,512,500 units are held by third parties and 2,499,129 units are held by CMTC, 8,805,522 subordinated units are held by CMTC and 506,472 general partner units are held by the CGP, a wholly owned subsidiary of CMTC.

During the year ended December 31, 2008, the Partnership declared and paid dividends of $1.615 to all unitholders amounting to $39,890.

During the year ended December 31, 2007, the Partnership declared and paid dividends of $0.7476 to all unitholders amounting to $17,026.

Capital Product Partners L.P.
Notes to the Consolidated and Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

11.	Partners’ / Stockholders’ Equity and Distributions – Continued

Stockholders’ equity in the combined statements of changes in Stockholders’ Equity reflects:

●
the capital contribution made by CMTC in connection with the acquisition of the Initial and the Non Contracted Vessels from the shipyards or their previous owners (in the case of the M/T Amore Mio II). For the years ended December 31, 2008, 2007 and 2006 such contributions amounted to $0, $31,279 and $17,947 respectively,

●	the cumulative earnings of the Initial and the Non Contracted Vessels during their operations as part of CMTC’s fleet and

●	the reduction in the stockholders’ equity during 2008 and 2007 represents the equity which retained by CMTC upon the contribution of the Initial and Non Contracted Vessels to the Partnership.

12.	Net Income (loss) Per Unit

As required by EITF Issue No. 03-6, “Participating Securities and Two-Class Method under FASB Statement No. 128”, “Earnings Per Share”, the general partner’s, common unit holders’ and subordinated unitholders’ interests in net income are calculated as if all net income for periods subsequent to April 4, 2007 were distributed according to the terms of the Partnership’s Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash (Note 11), which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves established by the Capital Product Partners L.P. board of directors to provide for the proper resources for the Partnership’s business. Unlike available cash, net income is affected by non-cash items. Net Partnership income for the year ended December 31, 2008 and for the period from April 4, 2007 to December 31, 2007 were $50,767 and $21,571 respectively. The limited partners’ interest in net income for the year ended December 31, 2008 and for the period from April 4, 2007 to December 31, 2007 were $48,294 and $21,140 respectively.

Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the CGP, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution (Note 11). During the year ended December 31, 2008 the Partnership’s net income exceeded the Second Target Distribution level, and as a result, increasing percentages have been used in order to calculate the CGP’s interest in net income. The amount of the incentive distributions allocated to the CGP, amounted to $1,457 for the year ended December 31, 2008.
During the period from April 4, 2007 to December 31, 2007, the Partnership’s net income did not exceed the First Target  Distribution level, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’ s interest in net income.

For the year ended December 31, 2008, the Partnership’s net income exceeded the minimum required quarterly distribution of $0.375 per common unit and as such the assumed distribution of net income resulted in an equal distribution of net income between the subordinated unitholders and common unitholders.

For the year ended December 31, 2007, the Partnership’s net income did not exceed the minimum required quarterly distribution of $0.375 per common unit ($0.3626 prorated for the period from April 4, 2007 to June 30, 2007) and consequently, the assumed distribution of net income resulted in an unequal distribution of net income between the subordinated unitholders and common unitholders.

The amount of historical earnings per unit for:
a) the year ended December 31, 2006,
b) the period from January 1, 2007 to April 3, 2007 for the Initial Vessels and
c) the period from January 1, 2007 to September 23, 2007, March 26, 2008 and April 29, 2008 for the M/T Attikos, the M/T Amore Mio II and the M/T Aristofanis respectively, giving retroactive impact to the number of common and subordinated units (and the 2% general partner interest) that were issued, is not presented in the combined financial statements. The Partnership believes that a presentation of earnings per unit for these periods would be meaningful to our investors as the vessels comprising our current fleet were either under construction or operated as part of CMTC’s fleet with different terms and conditions than those in place after their acquisition by us.

Capital Product Partners L.P.
Notes to the Consolidated and Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

13.	Commitments and Contingencies

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership’s vessels. The Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated and combined financial statements.

The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, the Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

An estimated loss from a contingency should be accrued by a charge to expense and a liability recorded only if all of the following conditions are met:

●	Information available prior to the issuance of the financial statement indicates that it is probable that a liability has been incurred at the date of the financial statements.
●	The amount of the loss can be reasonably estimated.
●	The amount is material.

Capital Product Partners L.P.
Notes to the Consolidated and Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

Commitments – Continued:

(a)	Lease Commitments: The vessel-owning subsidiaries of the Partnership have entered into time and bareboat charter agreements, which are summarized below:

Vessel Name	Time Charter (TC)/ Bare Boat Charter (BC) (Years)	Commencement of Charter	Charterer	Profit Sharing (1)	Gross Daily Hire Rate (Without Profit Sharing)

M/T Atlantas (M/T British Ensign)	5+3 BC	04/2006	B.P. Shipping Ltd	-	$15.2 (5y) & $13.5 (3y)
M/T Aktoras (M/T British Envoy)	5+3 BC	07/2006	B.P. Shipping Ltd	-	$15.2 (5y) & $13.5 (3y)
M/T Agisilaos	2.5 + 1.1 TC	08/2006	B.P. Shipping Ltd	50/50	$17.7 (2.5y) & $20.0 (1.1y)
M/T Arionas	2.0 + 0.5 + 1.1 TC	11/2006	B.P. Shipping Ltd	50/50	$21.3 (2.0y), $19.2 (0.5y) & $20.0 (1.1y)
M/T Aiolos (M/T British Emissary)	5+3 BC	03/2007	B.P. Shipping Ltd	-	$15.2 (5y) &$13.5 (3y)
M/T Avax	3 TC	06/2007	B.P. Shipping Ltd	50/50	$20.8
M/T Axios	3 TC	03/2007	B.P. Shipping Ltd	50/50	$20.8
M/T Assos	3 TC	11/2006	Morgan Stanley	50/50	$20.0
M/T Atrotos	3 TC	05/2007	Morgan Stanley	50/50	$20.0
M/T Akeraios	3 TC	07/2007	Morgan Stanley	50/50	$20.0
M/T Anemos I	3 TC	09/2007	Morgan Stanley	50/50	$20.0
M/T Apostolos	3 TC	09/2007	Morgan Stanley	50/50	$20.0
M/T Alexandros II (M/T Overseas Serifos)	10 BC	01/2008	Overseas Shipholding Group Inc. (2)	-	$13.0
M/T Aristotelis II (M/T Overseas Sifnos)	10 BC	06/2008	Overseas Shipholding Group Inc. (2)	-	$13.0
M/T Aris II (M/T Overseas Kimolos)	10 BC	08/2008	Overseas Shipholding Group Inc. (2)	-	$13.0
M/T Attikos	2.2 to 2.3 TC	07/2007	Trafigura Beheer B.V.	-	$13.9
M/T Amore Mio II	3 TC	10/2007	B.P. Shipping Ltd	50/50	$36.5
M/T Aristofanis	4.8 TC	06/2005	Shell International Trading & Shipping Company Limited	-	$13.3

(1)	Profit sharing refers to an arrangement between vessel-owning companies and charterers to share a predetermined percentage voyage profit in excess of the basic rate.

(2)
Overseas Shipholding Group Inc. has an option to purchase each of the three STX vessels delivered or to be delivered in 2008 at the end of the eighth, ninth or tenth year of the charter, for $38.0 million, $35.5 million and $33.0 million, respectively, which option is exercisable six months before the date of completion of the eighth, ninth or tenth year of the charter. The expiration date above may therefore change depending on whether the charterer exercises its purchase option.

Capital Product Partners L.P.
Notes to the Consolidated and Combined Financial Statements
(In thousands of United States dollars, except number of shares and units)

13.	Commitments and Contingencies– Continued

Commitments – Continued:

Future minimum rental receipts, excluding any profit share revenue that may arise, based on non-cancelable long-term time and bareboat charter contracts, as of December 31, 2008 will be:

Year ended December, 31	Amount
2009	$107,738
2010	68,499
2011	30,849
2012	29,202
2013	29,018
Thereafter	42,786

Total	$308,092

14.	Subsequent Events

(a)
Dividends: On January 30, 2009 the Partnership’s board of directors declared an exceptional cash distribution of $1.05 per unit, which was paid on February 13, 2009, to unitholders of record on February 10, 2009.

The payment of the exceptional distribution also resulted in a distribution of $12.5 million with respect to incentive distribution rights held by CGP, in accordance with the terms of the partnership agreement. Furthermore, CGP agreed to defer receipt of a portion of the incentive distribution payment and will receive the $12.5 million of incentive payments in four equal quarterly installments, with the first installment having been paid in February 2009. Payment of each deferred quarterly installment is subject to distributing at least the minimum quarterly distribution and any arrearages of minimum quarterly distributions for the relevant quarter.

(b)
Early Termination of Subordination Period: The payment of this exceptional distribution of $1.05 per unit in February 2009 brought annual distributions to unitholders to $2.27 per unit for the year ended December 31, 2008, a level which under the terms of the partnership agreement resulted in the early termination of the subordination period and the conversion of the subordinated units into common units on a one to one basis. Under the partnership agreement the subordination period would have ended in April 2011, if the Partnership had earned and paid at least $0.375 on each outstanding unit and corresponding distribution on the general partners’ 2.0% for any three consecutive four-quarter periods.

Following the conversion of subordinated units into common units, our partners’ capital included the following units:

As of December 31, 2008

Common units	24,817,151

Number of limited partners’ units outstanding	24,817,151

General Partners units	506,472

Total partnership’s units	25,323,623