Form 20-F
period 2009-12-31
Capital Product Partners L.P.
filed 2010-02-04
CIK 1392326

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

  (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009
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

Ioannis E. Lazaridis
Chief Executive Officer and Chief Financial Officer
3 Iassonos Street, Piraeus, 18537 Greece
Tel. +30 210 458 4950
Fax. +30 210 428 4285
(Name, address and telephone and facsimile numbers of contact person)

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

YES ☒                      NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.)

YES ☐                      NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definitions of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued ☐	Other ☐
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statements item the registrant has elected to follow.

ITEM 17 ☐                      ITEM 18 ☐

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

Statements included in this Annual Report which are not historical facts (including statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, financial condition and the markets in which we operate, and involve risks and uncertainties. In some cases, you can identify the forward-looking statements by the use of words such as “may”, “could”, “should”, “would,” “expect”, “plan”, “anticipate”, “intend”, “forecast”, “believe”, “estimate”, “predict”, “propose”, “potential”, “continue” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places and include statements with respect to, among other things:

●	expectations of our ability to make cash distributions on the units;

●	our future financial condition or results of operations and our future revenues and expenses, including revenues from profit sharing arrangements and required levels of reserves;

●	future levels of operating surplus and levels of distributions as well as our future cash distribution policy;

●	the potential results of the early termination of the subordination period;

●	tanker market conditions and fundamentals, including the balance of supply and demand in those markets;

●	future charter hire rates and vessel values;

●	anticipated future acquisition of vessels from Capital Maritime & Trading Corp. (“Capital Maritime” or “CMTC”) or from third parties;

●	anticipated chartering arrangements with Capital Maritime in the future;

●	our anticipated growth strategies;

●	our ability to access debt, credit and equity markets;

●	the repayment of debt and settling of interest rate swaps, if any;

●	the effectiveness of our risk management policies and procedures and the ability of counterparties to own derivative contracts to fulfill their contractual obligations;

●	future refined product and crude oil prices and production;

●	planned capital expenditures and availability of capital resources to fund capital expenditures;

●	future supply of, and demand for, refined products and crude oil;

●	increases in domestic or worldwide oil consumption;

●	changes in interest rates;

●	our ability to maintain long-term relationships with major refined product importers and exporters, major crude oil companies, and major commodity traders;

●	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

●	our ability to leverage to our advantage Capital Maritime’s relationships and reputation in the shipping industry;

●	our continued ability to enter into long-term, fixed-rate time charters with our tanker charterers and to re-charter our vessels as their existing charters expire;

●	obtaining tanker projects that we or Capital Maritime bid on;

●	changes in the supply of tanker vessels, including newbuildings or lower than anticipated scrapping of older vessels;

●	our ability to compete successfully for future chartering and newbuilding opportunities;

●
the expected changes to the regulatory requirements applicable to the oil transportation industry, including, without limitation, requirements adopted by international organizations or by individual countries or charterers and actions taken by regulatory authorities and governing such areas as safety and environmental compliance;

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

●	increases in costs and expenses including but not limited to: crew wages, insurance, provisions, lube oil, bunkers, repairs, maintenance and general and administrative expenses;

●	the adequacy of our insurance arrangements;

●	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

●	the anticipated taxation of our partnership and distributions to our unitholders;

●	estimated future maintenance and replacement capital expenditures;

●	expected demand in the shipping sectors in which we operate in general and the demand for our medium range vessels in particular;

●	the expected lifespan of our vessels;

●	our ability to employ and retain key employees;

●	customers’ increasing emphasis on environmental and safety concerns;

●	expected financial flexibility to pursue acquisitions and other expansion opportunities;

●	anticipated funds for liquidity needs and the sufficiency of cash flows;

●	our ability to increase our distributions over time;

●	future sales of our units in the public market; and

●	our business strategy and other plans and objectives for future operations.

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in below in Item 3. Key Information–Risk Factors.  The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward- looking statement. You should carefully review and consider the various disclosures included in this Annual Report and in our other filings made with the U.S. Securities and Exchange Commission (the “SEC”) that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

PART I

Item 1.  Identity of Directors, Senior Management and Advisors.

Not Applicable.

Item 2.  Offer Statistics and Expected Timetable.

Not Applicable.

Item 3.  Key Information.

Selected Financial Data

We have derived the following selected historical financial and other data for the three years ending December 31, 2009,  from our audited consolidated and combined financial statements for the years ended December 31, 2009, 2008 and 2007 (the “Financial Statements”) respectively, appearing elsewhere in this Annual Report. The historical financial data presented for the year ended December 31, 2006 and 2005 have been derived from audited financial statements not included in this Annual Report and are provided for comparison purposes only.

Our historical results are not necessarily indicative of the results that may be expected in the future. Specifically, the financial statements for the years ended December 31, 2006 and 2005 are not comparable to our financial statements for the years ended December 31, 2009, 2008 and 2007. Our initial public offering on April 3, 2007, and certain other transactions that occurred thereafter, including the delivery or acquisition of ten additional vessels, the exchange of two vessels, the new charters our vessels entered into, the agreement we entered into with Capital Ship Management for the provision of management and administrative services to our fleet for a fixed fee and certain new financing and interest rate swap arrangements we entered into, have affected our results of operations. Furthermore, for the year ended December 31, 2006, only six of the vessels in our current fleet had been delivered to Capital Maritime and only two were in operation for the full year. In addition, all the vessels comprising our fleet at the time of our initial public offering as well as the subsequently acquired M/T Attikos and the M/T Aristofanis were under construction during the year ended December 31, 2005. The M/T Attikos and the M/T Aristofanis were delivered to Capital Maritime in January and June 2005, respectively. Consequently, the below table should be read together with, and is qualified in its entirety by reference to, the Financial Statements and the accompanying notes included elsewhere in this Annual Report. The table should also be read together with “Item 5A: Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Our Financial Statements are prepared in accordance with United States generally accepted accounting principles after giving retroactive effect to the combination of entities under common control as described in Note 1 (Basis of Presentation and General Information) to the Financial Statements included herein. All numbers are in thousands of U.S. Dollars, except numbers of units and earnings per unit.

	Year Ended Dec.31, 2009 (1)	Year Ended Dec. 31, 2008 (1)	Year Ended Dec. 31, 2007 (1)	Year Ended Dec. 31, 2006 (1)	Year Ended Dec. 31, 2005 (1)
Income Statement Data:
Revenues	$123,477	$132,675	$86,545	$24,605	$6,671
Expenses:
Voyage expenses (2)	1,059	1,123	3,553	427	555
Vessel operating expenses—related-party (3)	30,095	25,653	12,688	1,124	360
Vessel operating expenses (3)	499	3,803	6,287	5,721	3,285
General and administrative expenses	2,876	2,817	1,477	-	-
Depreciation and amortization	28,264	25,185	15,363	3,772	595

Total operating expenses	62,793	58,581	39,368	11,044	4,795

Operating income (expense)	60,684	74,094	47,177	13,561	1,876
Interest expense and finance costs	(32,115)	(25,602)	(13,121)	(5,117)	(653)
Loss on interest rate swap agreement	-	-	(3,763)	-	-
Interest income	1,478	1,283	711	13	6
Foreign currency gain/(loss), net	(12)	(56)	(45)	(63)	18

Net income (loss)	$30,035	$49,719	$30,959	$8,394	$1,247

Less:
Net (loss) / income attributable to CMTC operations:	810	(1,048)	9,388	8,394	1,247
Partnership’s net income	29,225	50,767	21,571	-	-
General partner’s interest in our net income	584	13,485	431	-	-
Limited partners’ interest in our net income	28,641	37,282	21,140	-	-
Net income allocable to limited partner per (4):
Common unit (basic and diluted)	1.15	1.56	1.11	-	-
Subordinated unit (basic and diluted)	1.17	1.50	0.70	-	-
Total unit (basic and diluted)	1.15	1.54	0.95	-	-
Weighted-average units outstanding (basic and diluted):
Common units	23,755,663	15,379,212	13,512,500	-	-
Subordinated units (5)	1,061,488	8,805,522	8,805,522	-	-
Total units	24,817,151	24,184,734	22,318,022	-	-

Balance Sheet Data (at end of period):
Vessels, net and under construction	$638,723	$718,153	$535,165	$227,517	$59,926
Total assets	681,087	776,883	566,957	237,828	61,692
Total partners’ capital / stockholders’ equity	157,128	193,926	194,341	61,067	25,566
Number of shares/units	25,323,623	25,323,623	22,773,492	5,200	4,200
Common units	24,817,151	16,011,629	13,512,500	-	-
Subordinated units (5)	-	8,805,522	8,805,522	-	-
General Partner units	506,472	506,472	455,470	-	-
Dividends declared per unit	$2.27	$1.62	$0.75	-	-

Cash Flow Data:
Net cash provided by operating activities	$70,078	$75,144	$53,663	$10,422	$2,219
Net cash used in investing activities	(55,770)	(270,003)	(335,696)	(171,364)	(34,322)
Net cash provided by financing activities	(53,905)	218,089	300,713	162,174	32,095
___________

(1)	The amount of historical earnings per unit for:
a) the years ended December 31, 2005 and 2006,
b) the period from January 1, 2007 to April 3, 2007 for the vessels in our fleet at the time of our initial public offering,
c) the period from January 1, 2007 to September 23, 2007, March 26, 2008 and April 29, 2008 for the M/T Attikos, the M/T Amore Mio II and the M/T Aristofanis, respectively,

d) the years ended December 31, 2007 and 2008 and the period from January 1, 2009 to April 6, 2009 and April 12, 2009 for the M/T Agamemnon II, and M/T Ayrton II respectively, giving retroactive impact to the number of common and subordinated units (and the 2% general partner interest) that were issued, is not presented in our selected historical financial data. We do not believe that a presentation of earnings per unit for these periods would be meaningful to our investors as the vessels comprising our current fleet were either under construction or operated as part of Capital Maritime’s fleet with different terms and conditions than those in place after their acquisition by us.

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

(4)
On January 1, 2009 we adopted new accounting guidance relating to the Application of the Two-Class Method and its application to Master Limited Partnerships which considers whether the incentive distributions of a master limited partnership represent a participating security when considered in the calculation of earnings per unit under the Two-Class Method. This new guidance also considers whether the partnership agreement contains any contractual limitations concerning distributions to the incentive distribution rights that would impact the amount of earnings to allocate to the incentive distribution rights for each reporting period. We retrospectively applied the provisions of this new guidance to the years ended December 31, 2007 and 2008. Following the application of the above guidance our earnings per unit for the year ended December 31, 2008 decreased from $2.00 to $1.54. For the year ended December 31, 2007 our earnings per unit remained unchanged.

(5)
Following the early termination of the subordination period on February 14, 2009, all of our 8,805,522 subordinated units converted into common units on a one-for-one basis. Please read Item 7B: “Termination of the Subordination period” for additional information.

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

Risks Inherent in Our Business

The current global economic downturn may have a material adverse effect on our business, financial position and results of operations as well as on our ability to recharter our vessels at favorable rates.

Oil has been one of the world’s primary energy sources for a number of decades. The global economic growth of previous years had a significant impact on the demand for oil and subsequently on the oil trade and shipping demand. However, during the second half of 2008 and throughout 2009 we have experienced a major economic slowdown which is ongoing and the duration of which is very difficult to forecast and which has, and is expected to continue to have, a significant impact on world trade, including the oil trade. In this global economy, operating businesses have been facing tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining financial markets. Demand for oil and refined petroleum products has contracted sharply as a result of the global economic slow-down, which in combination with the diminished availability of trade credit has led to decreased demand for tanker vessels, creating downward pressure on charter rates. This economic downturn has also affected vessel values overall.  If the current global economic environment persists we may not be able to operate our vessels profitably or employ our vessels at favorable charter rates as they come up for rechartering. Furthermore, a significant decrease in the market value of our vessels may cause us to recognize losses if any of our vessels are sold or if their values are impaired, and may affect our ability to comply with our loan covenants. A continuing negative change in global economic conditions is expected to have a material adverse effect on our business, financial position, results of operations and ability to make cash distributions and comply with our loan covenants, as well as our future prospects and ability to grow our fleet.

Changes in the oil markets could result in decreased demand for our vessels and services.

Demand for our vessels and services in transporting oil depends upon world and regional oil markets. Any decrease in shipments of refined petroleum products in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, including competition from alternative energy sources. In the long term, oil demand may be reduced by an increased reliance on alternative energy sources and/or a drive for increased efficiency in the use of oil as a result of environmental concerns or high oil prices. The current recession affecting the U.S. and world economies may result in protracted reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

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

We may not have sufficient cash available each quarter to pay the declared quarterly distribution per common unit following establishment of cash reserves and payment of fees and expenses. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which may fluctuate based on numerous factors generally described under this “Risk Factors” heading, including, among other things:

●	the rates we obtain from our charters;
●	our ability to recharter our vessels at competitive rates as their current charters expire;
●	the ability of our customers to meet their obligations under the terms of the charter agreements, including the timely payment of the rates under the agreements;
●	the continued sustainability of our customers;
●	the level of additional revenues we generate from our profit sharing arrangements, if any;
●
the level of our operating costs, such as the cost of crews and insurance, following the expiration of our management agreement pursuant to which we pay a fixed daily fee for an initial term of approximately five years from the time we take delivery of each vessel, which includes the expenses for its next scheduled special or intermediate survey, as applicable, and related drydocking;

●	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our vessels;
●	the amount of extraordinary costs incurred by our manager while managing our vessels not covered under our fixed fee arrangement which we may have to reimburse our manager for;
●	delays in the delivery of any newbuildings we may contract to acquire and the beginning of payments under charters relating to those vessels;
●	demand for seaborne transportation of refined oil products and crude oil;
●	supply of product and crude oil tankers and specifically the number of newbuildings entering the world tanker fleet each year;
●	force majeure events;
●	prevailing global and regional economic and political conditions; and
●	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amount of cash we will have available for distribution also will depend on other factors, some of which are beyond our control, such as:

●	the level of capital expenditures we make, including for maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;
●	our debt service requirements, including our obligation to pay increased interest costs in certain circumstances, and restrictions on distributions contained in our debt instruments;
●	our ability to comply with covenants under our credit facilities, including our ability to comply with certain ‘asset maintenance’ ratios
●	interest rate fluctuations;
●	the cost of acquisitions, if any;
●	fluctuations in our working capital needs;
●	our ability to make working capital borrowings, including to pay distributions to unitholders; and
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

In addition, the market value and charter hire rates of product and crude oil tankers can fluctuate substantially over time due to a number of different factors, including:

●	the demand for oil and oil products;
●	the supply of oil and oil products;
●	regional availability of refining capacity;
●	prevailing economic conditions in the market in which the vessel trades;
●	availability of credit to charterers and traders in order to finance expenses associated with the relevant trades;
●	regulatory change;
●	levels of demand for the seaborne transportation of refined products and crude oil;
●	changes in the supply of vessel capacity; and
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

Spot market rates for tanker vessels are highly volatile and are currently at relatively low levels historically  and may further decrease in the future, which may adversely affect our earnings and ability to make cash distributions in the event that our vessels are chartered in the spot market.

We currently charter one vessel in the spot market. In addition, the charters of eight of our 18 vessels are scheduled to expire during 2010. If we cannot obtain favorable medium- or long term charters for these vessels we may have to deploy these vessels in the spot market in which case we will be exposed to the cyclicality and volatility of the spot charter market. Although spot chartering is common in the tanker industry, tanker charter hire rates are highly volatile and may fluctuate significantly based upon demand for seaborne transportation of crude oil and oil products as well as tanker supply. The world oil demand is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States and China. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

The spot market is highly volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. Currently charterhire rates are at relatively low rates historically and there is no assurance that the tanker charter market will recover over the next several months or will not continue to decline further. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to make cash distributions.

An over-supply of tanker vessel capacity may lead to reductions in charterhire rates and profitability.

The market supply of tanker vessels has been increasing as a result of the delivery of substantial newbuilding orders over the last few years, which, based on the current order book, is expected to continue during 2010 and into 2011. Newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2007, 2008, and 2009. In addition, the rate of newbuilding supply might accelerate in 2010. An oversupply of tanker vessel capacity may result in a further reduction of charterhire rates. If such a further reduction occurs, we may only be able to recharter our vessels at reduced or unprofitable rates as their current charters expire, or we may not be able to charter these vessels at all. The occurrence of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

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

Our significant maintenance and replacement capital expenditures will reduce the amount of cash we have available for distribution to our unitholders. Any costs associated with scheduled drydocking are included in a fixed daily fee per time chartered vessel, that we pay Capital Ship Management under a management agreement, for an initial term of approximately five years from the time we take delivery of each vessel, which includes the expenses for its next scheduled special or intermediate survey, as applicable. In the event our management agreement is not renewed or is materially amended, we may have to separately deduct estimated capital expenditures associated with drydocking from our operating surplus in addition to estimated replacement capital expenditures.

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

The seven newbuildings we have acquired since our initial public offering (the “IPO”) were contracted directly by Capital Maritime and all costs for the construction and delivery of such vessels were incurred by Capital Maritime. In the future, we may enter into similar arrangements with Capital Maritime or other third parties for the acquisition of newbuildings. If Capital Maritime or any third party sellers we contract with in the future fail to make construction payments for the newbuildings after receiving notice by the shipbuilder following nonpayment on any installment due date, the shipbuilder could rescind the newbuilding purchase contract. As a result of such default, Capital Maritime or the third party seller could lose all or part of the installment payments made prior to such default, and we could either lose access to such newbuilding or any future vessels we contract to acquire or may need to finance such vessels before they begin operating and generating voyage revenues, which could harm our business and reduce our ability to make cash distributions.

If we finance the purchase of vessels through cash from operations, by increasing our indebtedness or by  issuing debt or equity securities, our ability to make cash distributions may be diminished, our financial leverage could increase or our unitholders could be diluted. In addition, if we expand the size of our fleet by directly contracting newbuildings, we generally will be required to make significant installment payments for such acquisitions prior to their delivery and generation of revenue.

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

To date, all the newbuildings we have acquired have been contracted directly by Capital Maritime and all costs for the construction and delivery of these vessels have been incurred by Capital Maritime. As of December 31, 2009, our fleet consisted of 18 vessels, only seven of which had been part of our initial fleet at the time of our IPO. We have financed the purchase of the additional vessels either with debt, or partly with debt, cash and partly by issuing additional equity securities.  If we issue additional common units or other equity securities, our existing unitholders’ ownership interest in us will be diluted. Please read “—We may issue additional equity securities without your approval, which would dilute your ownership interest” below.

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

Given the prevailing market and economic conditions, including today’s financial turmoil affecting the world’s debt, credit and capital markets, the ability of banks and credit institutions to finance new projects, including the acquisition of new vessels in the future, is uncertain. In addition, our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by the continuing adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. The restrictions imposed by our credit facilities, including the obligation to comply with certain asset maintenance and other ratios, may further restrict our ability to access available financing.  Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. In addition to a major global economic slowdown, we have been facing, and continue to face, a deterioration in the banking and credit markets resulting in potentially higher interest costs and overall limited availability of liquidity. As a result, the prevailing market and economic conditions may affect our ability to complete any future purchases of vessels from Capital Maritime or from third parties.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

We entered into a $370.0 million revolving credit facility on March 22, 2007, as amended, (our “existing credit facility”), and a further $350.0 million revolving credit facility on March 19, 2008, as amended (our “new credit facility” and together with our “existing credit facility”, our “credit facilities”).  As of December 31, 2009, we had drawn $366.5 million under our existing credit facility and $107.5 million under our new credit facility, and had $3.5 and $242.5 million available, respectively. For more information regarding the terms of our credit facilities, please read “Item 5A—Operating Results and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowings—Revolving Credit Facilities”. Our level of debt could have important consequences to us, including the following:

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

In addition, effective for a three year period from the end of June 2009 to the end of June 2012, our amended credit facilities require us to:

●	maintain minimum free consolidated liquidity (50% of which may be in the form of undrawn commitments under the relevant credit facility) of at least $500,000 per financed vessel;
●	maintain a ratio of EBITDA (as defined in each credit facility) to interest expense of at least 2.00 to 1.00 on a trailing four-quarter basis; and
●	maintain a ratio of net Total Indebtedness to the aggregate Fair Market Value (as defined in each credit facility) of our total fleet, current or future, of no more than 0.80 (the “leverage ratio”).
●
We are also required to maintain an aggregate fair market value of our financed vessels equal to at least 125% of the aggregate amount outstanding under each credit facility (the “collateral maintenance”).

The interest margin of our credit facilities will increase from 1.35% to 1.45% over LIBOR subject to the level of the leverage ratio and the collateral maintenance.

If we are in breach of any of the terms of our credit facilities, as amended, a significant portion of our obligations may become immediately due and payable, and our lenders; commitment to make further loans to us may terminate. We may also be unable to perform our business strategy.

Our ability to comply with the covenants and restrictions contained in our credit facilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate further, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, especially if we trigger a cross-default currently contained in our credit facilities or any interest rate swap agreements we have entered into pursuant to their terms, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We may not be able to reach agreement with our lenders to amend the terms of the loan agreements or waive any breaches and we may not have, or be able to obtain, sufficient funds to make any accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. Furthermore, if funds under our credit facilities become unavailable as a result of a breach of our covenants or otherwise, we may not be able to perform our business strategy which could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Decreases in asset values due to circumstances outside of our control may limit our ability to make further draw-downs under our credit facilities which may limit our ability to purchase additional vessels in the future. In addition, if asset values continue to decrease significantly, we may have to pre-pay part of our outstanding debt in order to remain in compliance with covenants under our credit facilities.

Our credit facilities require that we maintain an aggregate fair market value of the vessels in our fleet at least 125% of the aggregate amount outstanding under each credit facility.  Any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios. The current severe economic slowdown has had an adverse effect on tanker asset values which is likely to persist if the economic slowdown continues. If the estimated asset values of the vessels in our fleet continue to decrease, such decreases may limit the amounts we can drawdown under our credit facilities to purchase additional vessels and our ability to expand our fleet. In addition, we may be obligated to pre-pay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities. As a result, such decreases could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Over time, the value of our vessels may decline, which could adversely affect our operating results.

Vessel values for tankers can fluctuate substantially over time due to a number of different factors. Vessel values may decline substantially from existing levels. If operation of a vessel is not profitable, or if we cannot re-deploy a chartered vessel at attractive rates upon charter termination, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a reasonable value could result in a loss on its sale and adversely affect our results of operations and financial condition. Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings.

Restrictions in our debt agreements may prevent us from paying distributions.

Our payment of interest and, following the end of the relevant non-amortizing periods, principal on our debt will reduce cash available for distribution on our units. In addition, our credit facilities prohibit the payment of distributions if we are not in compliance with certain financial covenants or  upon the occurrence of an event of default or if the fair market value of the vessels in our fleet is less than 125% of the aggregate amount outstanding under each of our credit facilities.

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

We anticipate that any subsequent refinancing of our current debt or any new debt could have similar or more onerous restrictions. For more information regarding our financing arrangements, please read “Item 5A: Operating and Financial Review and Prospects —Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common units to decline.

In 2008 and 2009, global financial markets have experienced extraordinary disruption and volatility following adverse changes in the global credit markets. The credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and governments around the world have taken highly significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 in the United States, and may implement other significant responses in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges have enacted temporary emergency regulations and may take other extraordinary actions in the event of market emergencies and may effect permanent changes in law or interpretations of existing laws. A number of financial institutions have experienced serious financial difficulties and, in some cases, have entered into bankruptcy proceedings or are in regulatory enforcement actions. These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties have been compounded by a general decline in the willingness by banks and other financial institutions to extend credit. In addition, these difficulties may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

We currently derive all of our revenues from a limited number of customers, and the loss of any customer or charter or vessel could result in a significant loss of revenues and cash flow.

We have derived, and believe that we will continue to derive, all of our revenues and cash flow from a limited number of customers. For the year ended December 31, 2009, BP Shipping Limited, Morgan Stanley Capital Group Inc. and subsidiaries of Overseas Shipholding Group Inc accounted for 59%, 22% and 12% of our revenues, respectively. For the year ended December 31, 2008 BP Shipping Limited and Morgan Stanley Capital Group Inc., accounted for 54% and 33%, respectively.  For the year ended December 31, 2007 they accounted for 58% and 24%, respectively.  We currently have five principal customers. We could lose a customer or the benefits of some or all of a charter if:

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

Pursuant to a management agreement and an administrative services agreement between us and Capital Ship Management, Capital Ship Management provides significant commercial and technical management services (including the commercial and technical management of our vessels, class certifications, vessel maintenance and crewing, purchasing and insurance and shipyard supervision) as well as administrative, financial and other support services to us. Please read “Item 7B: Related-Party Transactions—Management Agreement” and “—Administrative Services Agreement” below. Our operational success and ability to execute our growth strategy will depend significantly upon Capital Ship Management’s satisfactory performance of these services. Our business will be harmed if Capital Ship Management fails to perform these services satisfactorily, if Capital Ship Management cancels or materially amends either of these agreements, or if Capital Ship Management stops providing these services to us.

In January 2010, we rechartered two tanker vessels with subsidiaries of Capital Maritime. The performance of each charter is guaranteed by Capital Maritime. In the future we may enter into additional contracts with Capital Maritime to charter our vessels as they become available for rechartering. We may also contract with Capital Maritime for it to have newbuildings constructed on our behalf and to incur the construction-related financing and we would purchase the vessels on or after delivery based on an agreed-upon price. If Capital Maritime defaults under any charter or does not perform its obligations under any contract we enter into, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

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

The refining industry may respond to the economic downturn and demand weakness by reducing operating rates and by reducing or cancelling certain investment expansion plans, including plans for additional refining capacity. Continued reduced demand for refined products and crude oil and the shipping of refined products or crude oil or the increased availability of pipelines used to transport refined products or crude oil, would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

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

The vessels that currently make up our fleet, as well as the remaining vessels we may purchase from Capital Maritime under our omnibus agreement, have been, or will be, built in accordance with custom designs from three different shipyards, and the vessels from each respective shipyard are the same in all material respects. As a result, any latent defect discovered in one vessel will likely affect all of our vessels.

The vessels that make up our fleet, with the exception of the M/T Amore Mio II, as well as certain sister vessels in Capital Maritime’s fleet for which we have been granted a right of first offer, are, or will be, based on standard designs from Hyundai MIPO Dockyard Co., Ltd., South Korea, STX Shipbuilding Co., Ltd., South Korea and Baima Shipyard, China, and have been customized by Capital Maritime, in some cases in consultation with the charterers of the vessel, and are, or will be, uniform in all material respects. All vessels have the same or similar equipment. As a result, any latent design defect discovered in one of our vessels will likely affect all of our other vessels in that class. As a result, any equipment defect discovered may affect all of our vessels. Any disruptions in the operation of our vessels resulting from defects could adversely affect our receipt of revenues under the charters for the vessels affected.

Certain design features in our vessels have been modified by Capital Maritime to enhance the commercial capability of our vessels and have not all yet been tested. As a result, we may encounter unforeseen expenses, complications, delays and other unknown factors which could adversely affect our revenues.

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

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 and 2009, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (“JWC”) “war and strikes” listed areas, premiums payable for insurance coverage for our vessels could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

In response to piracy incidents in 2008 and 2009, particularly in the Gulf of Aden off the coast of Somalia, following consultation with regulatory authorities, we may station armed guards on some of our vessels in some instances. While any use of guards would be intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. If we do not have adequate insurance in place to cover such liability, it could adversely impact our business, results of operations, cash flows, financial condition and ability to make cash distributions.

Political instability, terrorist or other attacks, war or international hostilities can affect the tanker industry, which may adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to make cash distributions may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005 and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to contribute to world economic instability and uncertainty in global financial markets. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

In the past, political instability has also resulted in attacks on vessels, such as the attack on the M/T Limburg in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. In addition, oil facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil and other refined products to or from certain locations. Any of these occurrences or other events beyond our control that adversely affect the distribution, production or transportation of oil and other refined products to be shipped by us could entitle our customers to terminate our charter contracts and could have a material adverse impact on our business, financial condition, results of operations, cash flows and ability to make cash distributions.

Compliance with safety and other vessel requirements imposed by classification societies may be costly and could reduce our cash flows and ability to make distributions.

The hull and machinery of every commercial vessel must be certified as being “in class” by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of its underwater parts.

If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

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

The operation of ocean-going vessels in international trade is inherently risky. All risks may not be adequately insured against, and any particular claim may not be paid. We do not currently maintain off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business and our ability to pay distributions to our unitholders. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves. Please read “—We will be subject to funding calls by our protection and indemnity associations, and our associations may not have enough resources to cover claims made against them” below.

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

We will be subject to funding calls by our protection and indemnity associations, and our associations may not have enough resources to cover claims made against them.

We are indemnified for legal liabilities incurred while operating our vessels through membership in P&I Associations. P&I Associations are mutual insurance associations whose members must contribute to cover losses sustained by other association members. The objective of a P&I Association is to provide mutual insurance based on the aggregate tonnage of a member’s vessels entered into the association. Claims are paid through the aggregate premiums of all members of the association, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the association. Claims submitted to the association may include those incurred by members of the association, as well as claims submitted to the association from other P&I Associations with which our P&I Association has entered into interassociation agreements. The P&I Associations to which we belong may not remain viable and we may  become subject to additional funding calls which could adversely affect us.

The maritime transportation industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration. Many of these requirements are designed to reduce the risk of oil spills, air emissions and other pollution, and to reduce potential negative environmental effects associated with the maritime industry in general.  In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels.  Our compliance with these requirements can be costly.

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our current or historic operations.  Violations of or liabilities under environmental requirements also can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels.

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

In addition to complying with existing laws and regulations and those that may be adopted, shipowners may incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. For example, amendments to revise the regulations of MARPOL regarding the prevention of air pollution from ships were approved by the Marine Environment Protection Committee (“MEPC”) and formally adopted at MEPC 58th session held in October 2008. The amendments establish a series of progressive standards to further limit the sulphur content in fuel oil, which would be phased in through 2020, and new tiers of nitrogen oxide (“NOx”) emission standards for new marine diesel engines, depending on their date of installation.  The amendments are expected to enter into force under the tacit acceptance procedure in July 2010, or on some other date determined by the MEPC.  Additionally, more stringent emission standards could apply in coastal areas designated, pursuant to the amendments, as Emission Control Areas.

Further legislation, or amendments to existing legislation, applicable to international and national maritime trade is expected over the coming years relating to environmental matters, such as ship recycling, sewage systems, emission control (including emissions of greenhouse gases), ballast treatment and handling.

For example, legislation and regulations that will require more stringent controls of air emissions from ocean-going vessels are pending or have been approved at the federal and state level in the U.S. The relevant standards are consistent with the 2008 Amendments to Annex VI of MARPOL. Such legislation or regulations may require significant additional capital expenditures (such as additional costs required for the installation of control equipment on each vessel) or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our vessels’ compliance with international and/or national regulations.

In addition, various jurisdictions, including the IMO and the United States, have proposed or implemented requirements governing the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. The IMO has adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), which calls for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will enter into force 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping tonnage. As of December 31, 2009, 21 states, representing approximately 22.3% of the world’s merchant shipping tonnage, have ratified the BWM Convention. We may incur additional costs to install the relevant control equipment on our vessels in order to comply with the new standards.

In the United States, ballast water management legislation has been enacted in several states, and federal legislation is currently pending in the U.S. Congress. In addition, the U.S. Environmental Protection Agency has also adopted a rule which requires commercial vessels to obtain a “Vessel General Permit” from the U.S. Coast Guard in compliance with the Federal Water Pollution Control Act (the “Clean Water Act”) regulating the discharge of ballast water and other discharges into U.S. waters. Significant expenditures for the installation of additional equipment or new systems on board our vessels may be required in order to comply with existing or future regulations regarding ballast water management in these other jurisdictions, along with the potential for increased port disposal costs.

Other requirements may also come into force regarding the protection of endangered species which could lead to changes in the routes our vessels follow or in trading patterns generally and thus to additional capital expenditures. Additionally, new environmental regulations with respect to greenhouse gas emissions and preservation of biodiversity amongst others, are expected to come into effect following the agreement and execution of a G8 environmental agreement. The next meeting of the G8 to discuss such matters is scheduled to take place in Canada in June 2010.

Furthermore, as a result of marine accidents we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. In recent years, the IMO and EU have both accelerated their existing non-double-hull phase-out schedules in response to highly publicized oil spills and other shipping incidents involving companies unrelated to us. Future incidents may result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and which could have a material adverse effect on our business and financial results.

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

Arrests of our vessels by maritime claimants could cause a significant loss of earnings for the related off-hire period.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by “arresting” or “attaching” a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hire period. In addition, in jurisdictions where the “sister ship” theory of liability applies, a claimant may arrest the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own.

Risks Inherent in an Investment in Us

Capital Maritime and its affiliates may engage in competition with us.

Pursuant to the omnibus agreement that we and Capital Maritime have entered into, Capital Maritime and its controlled affiliates (other than us, our general partner and our subsidiaries) have agreed not to acquire, own or operate medium- range tankers under time charters of two or more years without the consent of our general partner. The omnibus agreement, however, contains significant exceptions that may allow Capital Maritime or any of its controlled affiliates to compete with us, which could harm our business.  Please read “Item 7B: Related-Party Transactions—Omnibus Agreement—Noncompetition”.

Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning 5% or more of our units.

Holders of common units have only limited voting rights on matters affecting our business. We hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders elect only four of the seven members of our board of directors. The elected directors will be elected on a staggered basis and will serve for three-year terms. Our general partner in its sole discretion has the right to appoint the remaining three directors and to set the terms for which those directors will serve. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders have no right to elect our general partner and our general partner may not be removed except by a vote of the holders of at least 66⅔% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class and a majority vote of our board of directors.

Our partnership agreement further restricts unitholders’ voting rights by providing that if any person or group, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of our board of directors, owns beneficially 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. As an affiliate of our general partner, Capital Maritime is not subject to this limitation. Capital Maritime owns a 46.6% interest in us, including 11,304,651 common units and a 2% interest in us through its ownership of our general partner

Our general partner and its other affiliates own a controlling interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to your detriment.

Capital Maritime currently owns a 46.6% interest in us, including 11,304,651 common units and a 2% interest in us through its ownership of our general partner. The common units owned by Capital Maritime have the same rights as our other outstanding common units. Our general partner effectively controls our day-to-day affairs consistent with policies and procedures adopted by and subject to the direction of our board of directors. Our general partner and its affiliates and our directors have a fiduciary duty to manage us in a manner beneficial to us and our unitholders. However, the officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Capital Maritime. Furthermore, all of the officers of our general partner and certain of our directors are directors or officers of Capital Maritime and its affiliates, and as such they have fiduciary duties to Capital Maritime that may cause them to pursue business strategies that disproportionately benefit Capital Maritime or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Capital Maritime and its affiliates, including our general partner and its officers, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. Please read “—Our partnership agreement limits the fiduciary duties of our general partner and our directors to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors” below. These conflicts include, among others, the following situations:

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

Although a majority of our directors will over time be elected by common unitholders, our general partner will likely have substantial influence on decisions made by our board of directors. Please read “Item 7B:  Related-Party Transactions” below.

The vote of a majority of our common unitholders is required to amend the terms of our partnership agreement. Capital Maritime currently owns 45.6% of our common units and can significantly impact any vote under the terms of our partnership agreement which may allow Capital Maritime to favor its interests and may significantly affect your rights under the partnership agreement. In addition, Capital Maritime is not subject to the limitations on voting rights imposed on our other limited partners.

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

A majority of common units (or in certain cases a higher percentage), of which Capital Maritime owns 45.6%, are required in order to amend the terms of the partnership agreement or to reach certain decisions or actions, including:

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

In addition, prior to the conversion of our subordinated units, any shortfall in the payment of the minimum quarterly distribution was borne first by the owners of the subordinated units. Following such conversion the risk will be borne only by our common unitholders.

Our partnership agreement further restricts unitholders’ voting rights by providing that if any person, other than our general partner or its affiliates, their transferees and persons who acquire units with the prior approval of our board of directors owns beneficially 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and that the voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. See “—Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning 5% or more of our units” above for more information. As an affiliate of our general partner, Capital Maritime is not subject to this limitation; and as our largest unitholder, may propose amendments to the partnership agreement that may favor its interests over other unitholders’ and which may change or limit other unitholders’ rights under the partnership agreement.

We currently do not have any officers and rely, and expect to continue to rely, solely on officers of our general partner, who face conflicts in the allocation of their time to our business.

Our board of directors has not exercised its power to appoint officers of Capital Product Partners L.P. to date, and as a result, we rely, and expect to continue to rely, solely on the officers of our general partner, who are not required to work full-time on our affairs and who also work for affiliates of our general partner, including Capital Maritime. For example, our general partner’s Chief Executive Officer and Chief Financial Officer is also an executive officer of Capital Maritime. The affiliates of our general partner conduct substantial businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and effort of the officers of our general partner who also provide services to our general partner’s affiliates, which could have a material adverse effect on our business, results of operations and financial condition.

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

Fees and cost reimbursements paid to Capital Ship Management for services provided to us and certain of our subsidiaries are substantial, may fluctuate, and will reduce our cash available for distribution to unitholders. Such fees and cost reimbursements, the amount of which is determined by Capital Ship Management, may increase as the vessel costs environment continues to increase or due to other unforeseen events, and may change upon the expiration of the management and administrative agreements currently in place.

We pay a fixed daily fee for an initial term of approximately five years from the time we take delivery of each vessel for services provided to us by Capital Ship Management, and we reimburse Capital Ship Management for all expenses it incurs on our behalf. The fixed daily fee to be paid to Capital Ship Management includes all costs incurred in providing certain commercial and technical management services to us, including vessel maintenance, crewing, purchasing and insurance and also includes the expenses for each vessel’s next scheduled special or intermediate survey, as applicable, and related drydocking.  In addition to the fixed daily fees payable under the management agreement, Capital Ship Management is entitled to supplementary remuneration for additional fees and costs of any direct and indirect expenses it reasonably incurs in providing these services which may vary from time to time, and which includes, amongst others, certain costs associated with the vetting of our vessels, repairs related to unforeseen events and insurance deductibles in accordance with the terms of the management agreement (the “additional fees”). For the year ended December 31, 2009 such fees amounted to approximately $3.0 million as compared to $1.0 million for the year ended December 31, 2008. Such costs may increase further to reflect unforeseen events and the continuing inflationary vessel costs environment. In addition, Capital Ship Management provides us with administrative services, including audit, legal, banking, investor relations, information technology and insurance services, pursuant to an administrative services agreement with an initial term of five years from the date of our initial public offering, and we reimburse Capital Ship Management for all costs and expenses reasonably incurred by it in connection with the provision of those services. Costs for these services are not fixed and fluctuate depending on our requirements.

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

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner:

●
The unitholders will be unable to remove our general partner without its consent because our general partner and its affiliates own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class and a majority vote of our board of directors is required to remove the general partner. As of December 31, 2009, Capital Maritime owned a 46.6% interest in us, including 11,304,651common units and a 2% interest in us through its ownership of our general partner.

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

We have granted registration rights to Capital Maritime and certain affiliates of Capital Maritime. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them at such time or to include those securities in registration statements that we may file for ourselves or other unitholders. There are currently no outstanding subordinated units. As of December 31, 2009 Capital Maritime owned 11,304,651 common units registered under our Registration Statement on Form F-3 dated August 29, 2008, as amended, and certain incentive distribution rights. By exercising their registration rights or selling a large number of units or other securities, as the case may be, these unitholders could cause the price of our units to decline.

We may issue additional equity securities without unitholder approval, which would dilute existing unitholders’ ownership interests.

We may, without the approval of our unitholders, issue an unlimited number of additional units or other equity securities, including securities to Capital Maritime. In particular, we have financed a portion of the purchase price of two non-contracted vessels we acquired from Capital Maritime during 2008 through the issuance of additional common units to Capital Maritime. The issuance by us of additional units or other equity securities of equal or senior rank will have the following effects:

●	our unitholders’ proportionate ownership interest in us will decrease;
●	the amount of cash available for distribution on each unit may decrease;
●	the relative voting strength of each previously outstanding unit may be diminished; and
●	the market price of the units may decline.

In establishing cash reserves, our board of directors may reduce the amount of cash available for distribution to unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. These reserves will also affect the amount of cash available for distribution to our unitholders. See “—Risks Inherent in Our Business—We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter our board of directors is required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted”, our partnership agreement requires our board of directors each quarter to deduct from operating surplus estimated maintenance and replacement capital expenditures, as opposed to actual expenditures, which could reduce the amount of available cash for distribution. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by the conflicts committee of our board of directors.

Our general partner has a limited call right that may require unitholders to sell units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units or subordinated units held by unaffiliated persons at a price not less than their then-current market price. As a result, unitholders may be required to sell units at an undesirable time or price and may not receive any return on their investment. Unitholders may also incur a tax liability upon a sale of such units.

Unitholders may not have limited liability if a court finds that unitholder action constitutes control of our business.

As a limited partner in a partnership organized under the laws of the Marshall Islands, a unitholder could be held liable for our obligations to the same extent as a general partner if it participates in the “control” of our business. Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner. In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business.

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

Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Limited Partnership Act (the “Marshall Islands Act”), we may not make a distribution to unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

We have a limited operating history, which makes it more difficult to accurately forecast our future results and may make it difficult for investors to evaluate our business and our future prospects, both of which will increase the risk of your investment.

We were formed as an independent master limited partnership on January 16, 2007. Only six of the vessels in our current fleet had been delivered to the relevant vessel-owning subsidiaries as of December 31, 2006, and only two were in operation for the full year then ended. Moreover, as these vessels were operated as part of Capital Maritime’s fleet during the reporting period, the vessels were operated in a different manner than they are currently operated, and thus their historical results may not be indicative of their future results. Because of our limited operating history, we lack extended historical financial and operational data, making it more difficult for an investor to evaluate our business, forecast our future revenues and other operating results, and assess the merits and risks of an investment in our common units. This lack of information will increase the risk of your investment. Moreover, you should consider and evaluate our prospects in light of the risks and uncertainties frequently encountered by companies with a limited operating history. These risks and difficulties include challenges in accurate financial planning as a result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to older companies with longer operating histories. Our failure to address these risks and difficulties successfully could materially harm our business and operating results.

We will incur significant costs in complying with the requirements of the Sarbanes-Oxley Act of 2002. If management is unable to continue to provide reports as to the effectiveness of our internal control over financial reporting or our independent registered public accounting firm is unable to continue to provide us with unqualified attestation reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common units.

As a publicly traded limited partnership, we are required to comply with the SEC’s reporting requirements and with corporate governance and related requirements of the U.S. Sarbanes-Oxley Act, the SEC and the Nasdaq Global Market, on which our common units are listed. Section 404 of the Sarbanes−Oxley Act of 2002 (“SOX 404”) requires that we evaluate and determine the effectiveness of our internal control over financial reporting on an annual basis and include in our reports filed with the SEC our management’s assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent registered public accounting firm. As our manager, Capital Maritime provides substantially all of our financial reporting, and we depend on the procedures they have in place. If, in such future annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified attestation report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common units..

We have and expect we will continue to have to dedicate a significant amount of time and resources to ensure compliance with the regulatory requirements of SOX 404. We will continue to work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We have incurred and will continue to incur legal, accounting and other expenses in complying with these and other applicable regulations. We anticipate that our incremental general and administrative expenses as a publicly traded limited partnership taxed as a corporation for U.S. federal income tax purposes will include costs associated with annual reports to unitholders, tax returns, investor relations, registrar and transfer agent’s fees, incremental director and officer liability insurance costs and director compensation.

We have been organized as a limited partnership under the laws of the Marshall Islands, which does not have a well developed body of partnership law.

Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably the State of Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the laws of the State of Delaware Revised Uniform Partnership Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our general partner and its officers and directors than would unitholders of a limited partnership formed in the United States.

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

Most of our directors and the directors and officers of our general partner and those of our subsidiaries are residents of countries other than the United States.  Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and the directors and officers of our general partner are located outside the United States. Our business is operated primarily from our office in Greece. As a result, it may be difficult or impossible for unitholders or others to effect service of process within the United States upon us, our directors, our general partner, our subsidiaries or the directors and officers of our general partner or enforce against us or them judgments obtained in United States courts if they believe that their rights have been infringed under securities laws or otherwise, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States. There is also uncertainty as to whether the courts of the Marshall Islands and of other jurisdictions would (1) recognize or enforce against us, our directors, our general partner’s directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws; or (2) impose liabilities against us, our directors, our general partner or our general partner’s directors and officers in original actions brought in the Marshall Islands, based on these laws.

Tax Risks

In addition to the following risk factors, you should read “Item 10E: Taxation” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our units.

U.S. tax authorities could treat us as a “passive foreign investment company”, which could have adverse U.S. federal income tax consequences to U.S. unitholders.

A foreign entity taxed as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (a “PFIC”), for U.S. federal income tax purposes, (x) if at least 75.0% of its gross income for any taxable year consists of certain types of “passive income”, or (y) at least 50.0% of the average value of the entity’s assets produce or are held for the production of those types of “passive income”. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. U.S. unitholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their units in the PFIC.

Based on our current and projected method of operation, we believe that we are not currently PFIC nor do we expect to become a PFIC. We intend to treat our income from time and spot chartering activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes.  However, no assurance can be given that the Internal Revenue Service (the “IRS”) will accept this position. There are legal uncertainties involved in this determination, because there is no direct legal authority under the PFIC rules addressing our current and projected future operations.  Moreover, a recent case by the U.S. Court of Appeals for the Fifth Circuit held that, contrary to the position of the IRS in that case, and for purposes of a different set of rules under the Internal Revenue Code of 1986, as amended (the “Code”), income received under a time charter of vessels should be treated as rental income rather than services income.  If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time and spot chartering activities would be treated as rental income, and we would probably be a PFIC.  Accordingly, no assurance can be given that the IRS or a United States court will accept the position that we are not a PFIC, and there is a risk, particularly in light of the aforementioned case, that the IRS or a United States court could determine that we are a PFIC.  Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations. See “Item 10E: Taxation—PFIC Status and Significant Tax Consequences”.

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

Under the Code, 50.0% of the gross shipping income of a vessel-owning or chartering corporation that is attributable to transportation that both begins or ends, but that does not begin and end, in the U.S. is characterized as U.S. source shipping income and such income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code. We believe that we and each of our subsidiaries will qualify for this statutory tax exemption, and we will take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances, including some that may be beyond our control, which could cause us to lose the benefit of this tax exemption. In addition, our conclusion that we currently qualify for this exemption is based upon legal authorities that do not expressly contemplate an organization structure such as ours. Although we have elected to be treated as a corporation for U.S. federal income tax purposes, for corporate law purposes we are organized as a limited partnership under Marshall Islands law. Moreover, our general partner will be responsible for managing our business and affairs and has been granted certain veto rights over decisions of our board of directors, which may negatively affect our ability to qualify for an exemption from tax under Section 883 of the Code. Therefore, we can give no assurances that the IRS will not take a different position regarding our qualification, or the qualification of any of our subsidiaries, for this tax exemption.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries generally would be subject for those years to a 4.0% U.S. federal gross income tax on our U.S. source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our unitholders.  See “Item 10E: Taxation  The Section 883 Exemption”.

You may be subject to income tax in one or more non-U.S. countries, including Greece, as a result of owning our units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require you to file a tax return with and pay taxes to those countries.

We intend that our affairs and the business of each of our subsidiaries will be conducted and operated in a manner that minimizes income taxes imposed upon us and these subsidiaries or that may be imposed upon you as a result of owning our units. However, because we are organized as a partnership, there is a risk in some jurisdictions that our activities and the activities of our subsidiaries may be attributed to our unitholders for tax purposes and, thus, that you will be subject to tax in one or more non-U.S. countries, including Greece, as a result of owning our units if, under the laws of any such country, we are considered to be carrying on business there. If you are subject to tax in any such country, you may be required to file a tax return with and to pay tax in that country based on your allocable share of our income. We may be required to reduce distributions to you on account of any withholding obligations imposed upon us by that country in respect of such allocation to you. The United States may not allow a tax credit for any foreign income taxes that you directly or indirectly incur.

We believe we can conduct our activities in a manner so that our unitholders should not be considered to be carrying on business in Greece solely as a consequence of the acquisition, holding, disposition or redemption of our units. However, the question of whether either we or any of our subsidiaries will be treated as carrying on business in any country, including Greece, will largely be a question of fact determined through an analysis of contractual arrangements, including the management agreement and the administrative services agreement we will enter into with Capital Ship Management, and the way we conduct business or operations, all of which may change over time. The laws of Greece or any other foreign country may also change, which could cause the country’s taxing authorities to determine that we are carrying on business in such country and are subject to its taxation laws. Any foreign taxes imposed on us or any subsidiaries will reduce our cash available for distribution.

Item 4.  Information on the Partnership.

A. History and Development of the Partnership

We are a master limited partnership formed as Capital Product Partners L.P. under the laws of the Marshall Islands on January 16, 2007. We maintain our principal executive headquarters at 3 Iassonos Street, Piraeus, 18537 Greece and our telephone number is +30 210 4584 950.

In March 2007 we entered into a 10-year revolving credit facility of up to $370.0 million with HSH Nordbank AG which is non-amortizing until June 2012 and can be used for acquisitions and for general partnership purposes. To date, we have used $366.5 million of this facility.

On April 3, 2007, we completed our IPO of 13,512,500 common units at a price of $21.50 per unit. We did not receive any proceeds from the sale of our common units. Capital Maritime used part of the proceeds from our IPO to repay the debt on the eight vessels that made up our fleet at the time of the IPO and concurrently transferred its interest in the vessel-owning companies of these eight newly built, double hull medium range (“MR”) product tanker under medium or long-term time or bareboat charter vessels to us. Capital Maritime also paid the offering expenses, underwriting discounts, selling commissions and brokerage fees incurred in connection with the IPO. At the time of the IPO Capital Maritime also granted us a right of first offer under an omnibus agreement for any MR tankers in its fleet under charter for two or more years, giving us the opportunity to purchase additional vessels in the future and we also entered into agreements with Capital Ship Management, a subsidiary of Capital Maritime, to provide management and technical services in connection with these and future vessels.

At the time of the IPO we also entered into an agreement to acquire seven newbuildings from Capital Maritime at the time of their delivery to Capital Maritime, for a total purchase price of $368.0 million, at the time of their delivery to Capital Maritime. We took delivery of the first four vessels between May and September 2007 with the remaining three vessels delivered between January and August 2008. All seven of these vessels were under medium to long term charters with BP Shipping Limited, Morgan Stanley Capital Group Inc. and subsidiaries of Overseas Shipholding Group Inc. at the time of their delivery.

Between September 2007 and April 2008 we also acquired three additional, non-contracted, vessels from Capital Maritime. In September 2007 we acquired the M/T Attikos, a 12,000 dwt, 2005 built double-hull product tanker chartered to Trafigura Beheer B.V. at the time, at a purchase price of $23.0 million. In March and April 2008 we purchased the  M/T Amore Mio II, a 160,000 dwt, 2001 built tanker chartered to BP Shipping Limited, and the M/T Aristofanis, 12,000 dwt, 2005 built product tanker sister vessel to the M/T Attikos chartered to Shell International Trading & Shipping Company Ltd, from Capital Maritime. The aggregate purchase price for the M/T Amore Mio II was $95.0 million and for the M/T Aristofanis $23.0 million under the terms of the relevant share purchase agreement with Capital Maritime. We funded a portion of the purchase price of the vessels through the issuance of 2,048,823 and 501,308 common units to Capital Maritime, respectively, at a price of $18.42 and $20.08, respectively, per unit, which was the price per unit as quoted on the Nasdaq Stock Exchange on the day prior to the respective acquisition, and the remainder through the incurrence of $57.5 million of debt under our new credit facility and $2.0 million in cash. In conjunction with the equity issued to Capital Maritime, Capital Maritime, made capital contributions to our general partner, Capital GP L.L.C., of 40,976 and 10,026 common units, respectively, in order for it to maintain its 2% general partner interest in us.

In March 2008, we entered into an additional 10-year revolving credit facility of up to $350.0 million with HSH Nordbank AG which is non-amortizing until March 2013 and can be used to finance a portion of the purchase price of future acquisitions. To date, we have used $107.5 million of this facility, leaving capacity of $242.5 million.

On August 29, 2008, we filed a registration statement on Form F-3 with the SEC using a “shelf” registration process.  Under this shelf registration process, we may sell, in one or more offerings, up to $300.0 million in total aggregate offering price of the common units, and Capital Maritime may sell up to 11,304,651 common units (including the 8,805,522 common units issued upon conversion of the subordinated units into common units on a one for one basis on February 14, 2009). To date, no securities have been offered under the shelf registration process.

On January 30, 2009, we announced the payment of an exceptional non-recurring distribution of $1.05 per unit for the fourth quarter of 2008, bringing annual distributions to unitholders to $2.27 per unit for the year ended December 31, 2008, a level which under the terms of our partnership agreement resulted in the early termination of the subordination period and the automatic conversion of the subordinated units into common units. Our board of directors unanimously determined that taking into account the totality of relationships between the parties involved, the payment of this exceptional distribution was in our best interests taking into consideration the general economic conditions, our business requirements, risks relating to our business as well as alternative uses available for our cash. This exceptional distribution was funded from operating surplus and through a decrease in existing reserves. Payment of the exceptional distribution was made on February 13, 2009 to unitholders of record on February 10, 2009. Following such automatic conversion, Capital Maritime owns a 46.6% interest in us, including 11,304,651 common units and a 2% interest through its ownership of our general partner Capital GP L.L.C., and may significantly impact any vote under the terms of the partnership agreement. The common units owned by Capital Maritime have the same rights as our other outstanding common units.

In April 2009, we extended our charter coverage and renewed our fleet when we acquired all of Capital Maritime’s interest in its wholly owned subsidiaries that own the M/T Ayrton II and the M/T Agamemnon II, two of the vessels identified under the omnibus agreement, in exchange for all of our interest in our wholly owned subsidiaries that own the M/T Atrotos and the M/T Assos. Both acquired vessels were under time charters to BP expiring in 2011 at the time of their delivery. As part of the transaction, we paid an additional consideration of $4.0 million per vessel to Capital Maritime and remained responsible for any costs associated with the delivery of the vessels to Capital Maritime. Morgan Stanley Capital Group Inc., the charterer of the M/T Assos and the M/T Atrotos, compensated us for the early termination of the charters of these two vessels which were scheduled to expire in October 2009 and April 2010, respectively.

In June 2009, we reached agreement with HSH Nordbank AG, whereby we amended the terms of both our credit facilities effective for a three year period from the end of June 2009 to the end of June 2012. Under the terms of the amendments the fleet loan-to-value covenant was increased to 80% from 72.5%. It was also agreed to amend the manner in which market valuations of vessels are conducted. The interest margin was also increased to 1.35%-1.45% over LIBOR subject to the level of the asset covenants.  All other terms in our credit facilities remained unchanged.

In January 2010, we rechartered two tanker vessels, the M/T Axios and the M/T Agisilaos, with subsidiaries of Capital Maritime. Each charter shall commence directly upon the vessel’s redelivery from its current charter with BP Shipping Limited and is for a 12 month period (+/- 30 days). The performance of each charter is guaranteed by Capital Maritime.

As of December 31, 2009, our fleet consisted of 18 double-hull, high specification tankers including one of the largest Ice Class 1A MR product tanker fleets in the world based on number of vessels and carrying capacity. We currently have no capital commitments to purchase or build additional vessels. We intend to continue to evaluate potential acquisitions and to take advantage of our relationship with Capital Maritime in a prudent manner that is accretive to our unitholders and to long-term distribution growth.

On January 29, 2010, we provided guidance for expected distributions to our unitholders in 2010, announcing a target annual distribution level of $0.90 per unit paid equally over four quarters. Please see “—Business Overview—Recent Developments” below for more information.

Please see “—Our Fleet” below for more information regarding our vessels, their charters, acquisition dates and prices and other information, “Item 5B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Net Cash Used in Investing Activities and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding any acquisitions, including a detailed explanation of how they were accounted for and  “Item 7B: Related-Party Transactions” for a description of the terms of certain transactions.

B. Business Overview

We are an international tanker company and our 18 vessels trade on a worldwide basis and are capable of carrying crude oil, refined oil products, such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and certain chemicals such as ethanol. Our vessels comply not only with the strict regulatory standards that are currently in place but also with the stricter regulatory standards that are currently expected to be implemented. We currently charter 17 of our 18 vessels under medium to long-term time and bareboat charters (two to 10 years, with an average remaining term of approximately 3.7 years as of December 31, 2009) to large charterers such as BP Shipping Limited, Morgan Stanley Capital Group Inc., Shell International Trading & Shipping Company Ltd. and subsidiaries of Overseas Shipholding Group Inc. All our time and bareboat charters provide for the receipt of a fixed base rate for the life of the charter, and in the case of 10 of our 11 time charters, also provide for profit sharing arrangements in excess of the base rate. Please see “Profit Sharing Arrangements” below for a detailed description of how profit sharing is calculated.

Business Strategies

Our primary business objective is to pay a sustainable quarterly distribution per unit and to increase our distributions over time by executing the following business strategies (please see “—Recent Developments” below for our current guidance on target distributions for 2010):

●
Maintain medium to long-term fixed charters.  We believe that the medium to long-term, fixed-rate nature of our charters, our profit sharing arrangements, and our agreement with Capital Ship Management for the commercial and technical management of our vessels provide a stable base of revenue and predictable expenses that will result in stable cash flows in the medium to long-term. As our vessels come up for rechartering we will seek to redeploy them under contracts that reflect our expectations of the market conditions prevailing at the time. We believe that the age of our fleet, which is one of the youngest in the industry, the high specifications of our vessels and our manager’s ability to meet the rigorous vetting requirements of some of the world’s most selective major international oil companies position us well to recharter our vessels.

●
Expand our fleet through accretive acquisitions.  We intend to continue to evaluate potential acquisitions of additional vessels and to take advantage of our unique relationship with Capital Maritime to make strategic acquisitions in the medium to long term in a prudent manner that is accretive to our unitholders and to long-term distribution growth. We will continue to evaluate opportunities to acquire both newbuildings and second-hand vessels, if and when they are chartered for more than two years, from Capital Maritime and from third parties as we seek to grow our fleet in a way which is accretive to our distributions. In addition, we believe our access to the credit and capital markets and our financial flexibility enhance our ability to realize new vessel acquisitions from Capital Maritime or third parties that are accretive to our unitholders.

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

Competitive Strengths

We believe that we are well-positioned to execute our business strategies and our future prospects for success are enhanced because of the following competitive strengths:

●
Strong relationship with Capital Maritime.  We believe our relationship with Capital Maritime and its affiliates provides numerous benefits that are key to our long-term growth and success, including Capital Maritime’s reputation within the shipping industry and its network of strong relationships with many of the world’s leading oil companies, commodity traders and shipping companies. We also benefit from Capital Maritime’s expertise in technical fleet management and its ability to meet the rigorous vetting requirements of some of the world’s most selective major international oil companies, including BP p.l.c., Chevron Corporation, Conoco-Phillips Inc., ExxonMobil Corporation, Royal Dutch Shell plc, StatoilHydro ASA, and Total S.A.

●
Leading position in the product tanker market, with a modern, capable fleet, built to high specifications.  Our fleet of 18 tankers includes one of the largest Ice Class 1A MR fleets in the world based on number of vessels and carrying capacity. The IMO II/III and Ice Class 1A classification notations of most of our vessels provide a high degree of flexibility as to what cargoes our charterers can choose to trade as they employ our fleet. We also believe that the range in size and the geographic flexibility of our fleet are attractive to our charterers, allowing them to consider a variety of trade routes and cargoes. With an average age of approximately 3.5 years as of December 31, 2009, our fleet is one of the youngest fleets of its size in the world.  Finally, we believe our vessels’ compliance with existing and expected regulatory standards, the high technical specifications of our vessels and our fleet’s flexibility to transport a wide variety of refined products and crude oil across a wide range of trade routes is attractive to our existing and potential charterers.

●
Financial strength and flexibility.   Subject to compliance with the relevant covenants we currently have $246.0 million in undrawn amounts available under our 10-year non-amortizing credit facilities entered into at the time of our IPO and in March 2008. We may use these amounts to finance up to 50% of the purchase price of any potential future purchases of modern tanker vessels from Capital Maritime or any third parties.  We believe that the terms of our amended credit facilities enhance our financial flexibility to realize new vessel acquisitions from Capital Maritime and third parties.

Recent Developments

On January 29, 2010, we announced that based on the challenging economic environment and specifically the much lower charter rates in the market, we believe we should reduce our targeted future annual distribution level to below our previous distributions. In particular, our management noted the direct impact that the low charter rate environment will have on the partnership as eight of our vessels are coming off charter in 2010 and an additional three vessels in 2011. As a result, the board of directors agreed with management’s guidance that a target annual distribution level of $0.90 per unit paid equally over four quarters is more prudent for the partnership under current conditions. We believe that this distribution is sustainable over the medium to longer term even if the charter rate environment remains at its current depressed levels. The new annual distribution level will provide us with a number of advantages, in particular provide us with greater financial flexibility and liquidity, assist us in pursuing our long-term business strategy of accretive acquisitions and increase our ability to take advantage of growth opportunities. The tanker shipping market is cyclical and we would be looking at factors, such as improved oil product demand, the expected implementation of the single-hull tanker phase out, the availability of shipping finance and further delays and cancellations that are likely to reduce the number of new tanker vessel deliveries, in order to assess a potential market recovery in 2010/2011. We will monitor these factors closely and if they improve we will consider revisiting our distribution guidance.

Our Customers

We provide marine transportation services under medium-to long-term time charters or bareboat charters with counterparties that we believe are creditworthy. Currently, our customers include:

●
BP Shipping Limited, the shipping affiliate of BP p.l.c., one of the world’s largest producers of crude oil and natural gas. BP p.l.c. has exploration and production interests in over 20 countries. BP Shipping provides all logistics for the marketing of BP’s oil and gas cargoes.

●
Morgan Stanley Capital Group Inc., the commodities division of Morgan Stanley, the international investment bank, is a leading commodities trading firm in the energy and metals markets, encompassing both physical and derivative capabilities.

●
Overseas Shipholding Group Inc., one of the largest independent shipping companies in the world operating crude and product tankers. As of October 31, 2009 Overseas Shipholding Group Inc.’s operating fleet consisted of 129 vessels, 26 of which were under construction, aggregating 13.1 million dwt.

●
Shell International Trading & Shipping Company Ltd., a subsidiary of Royal Dutch Shell plc., is the principal trading and shipping business of the Royal Dutch/Shell Group. It trades millions of barrels crude oil and oil products and moves cargoes on some 100 deep-sea tankers and gas carriers around the world on a daily basis.

●
Capital Maritime & Trading Corp., an established shipping company with activities in the sea transportation of wet (crude oil, oil products, chemicals) and dry cargos worldwide with a long history of operating and investing in the shipping markets.

For the year ended December 31, 2009, BP Shipping Limited, Morgan Stanley Capital Group Inc. and subsidiaries of Overseas Shipholding Group Inc accounted for 59%, 22% and 12% of our revenues, respectively. For the year ended December 31, 2008 BP Shipping Limited and Morgan Stanley Capital Group Inc., accounted for 54% and 33% of our revenues, respectively, and for the year ended December 31, 2007 they accounted for 58% and 24% of our revenues, respectively.  The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.

Our Fleet

At the time of our IPO on April 3, 2007, our fleet consisted of eight vessels. Since that date, the size of our fleet has increased in terms of both number of vessels and carrying capacity and currently consists of 18 vessels of various sizes with an average age of approximately 3.5 years and average remaining term under our charters of approximately 3.7 years (as of December 31, 2009).

The following table summarizes certain key information with respect to the vessels we have purchased from Capital Maritime since our IPO:

Name of Vessel	Contracted Purchase at IPO	Acquisition/Delivery Date	Purchase Price

Atrotos	Yes	May 2007	$56,000,000
Akeraios	Yes	July 2007	$56,000,000
Anemos I	Yes	September 2007	$56,000,000
Apostolos	Yes	September 2007	$56,000,000
Attikos	No	September 2007	$23,000,000
Alexandros II	Yes	January 2008	$48,000,000
Amore Mio II (1)	No	March 2008	$85,739,320
Aristofanis (1)	No	April2008	$21,566,265
Aristotelis II	Yes	June 2008	$48,000,000
Aris II	Yes	August 2008	$48,000,000
Agamemnon II (2)	No	April 2009	$39,774,578
Ayrton II (2)	No	April 2009	$38,721,322
___________
(1)          The M/T Amore Mio II was acquired on March 27, 2008 and the M/T Aristofanis was acquired on April 30, 2008. Please see “Item 4: A. History and Development of the Partnership” above and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding these acquisitions, including details of the funding of such acquisitions
(2)           The M/T Agamemnon II and the M/T Ayrton II, two of the six vessels that Capital Maritime had granted us an offer to purchase under the terms of the omnibus agreement, were acquired in exchange for the M/T Assos (which was part of our fleet at the time of the IPO) and the M/T Atrotos (which was acquired from Capital Maritime in May 2007) on April 7 and April 13, 2009, respectively. Please see Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding these acquisitions.

We intend to continue to take advantage of our unique relationship with Capital Maritime and, subject to prevailing shipping, charter and financial market conditions and the approval of our board of directors, make strategic acquisitions in the medium to long term in a prudent manner that is accretive to our unitholders and to long-term distribution growth. Pursuant to the omnibus agreement we entered into with Capital Maritime at the time of our IPO, Capital Maritime has granted us a right of first offer for any MR tankers in its fleet under charter for two or more years. Two of the vessels identified under the omnibus agreement were acquired by us in April 2009. Capital Maritime is, however, under no obligation to fix any of these vessels under charters of two or more years. Please read “Item 7B: Related-Party Transactions” for a detailed description of our omnibus agreement with Capital Maritime.

The table below provides summary information as of December 31, 2009 about the vessels in our fleet and the vessels we have acquired or may have the opportunity to acquire from Capital Maritime, as well as their delivery date or expected delivery date to us and their employment, including earliest possible redelivery dates of the vessels and the relevant charter rates. The table also includes the daily management fee and approximate expected termination date of the management agreement with Capital Ship Management with respect to each vessel. Sister vessels, which are vessels of similar specifications and size typically built at the same shipyard, are denoted by the same letter in the table. We believe that sister vessels provide a number of efficiency advantages in the management of our fleet.

All of the vessels in our fleet are or were designed, constructed, inspected and tested in accordance with the rules and regulations of Det Norske Veritas (“DNV”), Lloyd’s Register of Shipping (“Lloyd’s”)  or the American Bureau of Shipping (“ABS”) and were under time or bareboat charters from the time of their delivery.

OUR FLEET

Vessel Name	Sister Vessels (1)	Year Built	DWT	OPEX (per day)	Management Agreement Expiration	Duration/ Charter Type (2)	Expiry of Charter (3)	Daily Charter Rate (Net) (4)		Profit Share	Charterer (5)	Description

VESSELS CURRENTLY IN OUR FLEET

Atlantas (6)	A	2006	36,760	$250	Jan-Apr 2011	8-year BC	Mar-2014	$15,000	(7)		BP	Ice Class 1A IMO II/III Chemical/ Product
Aktoras (6)	A	2006	36,759	$250	Apr-Jul 2011	8-year BC	Jun-2014	$15,000	(7)		BP
Aiolos (6)	A	2007	36,725	$250	Nov ‘11-Feb ‘12	8-year BC	Feb-2015	$15,000	(7)		BP
Agisilaos	A	2006	36,760	$5,500	May-Aug 2011	3.6-year TC	Mar-2010	$19,750	(8)(9)	✓	BP
Arionas	A	2006	36,725	$5,500	Aug-Nov 2011	3.6-year TC	Jun-2010	$19,750	(8)	✓	BP
Axios	B	2007	47,872	$5,500	Dec 11-Mar 12	3-year TC	Jan-2010	$20,500	(8)(10)	✓	BP
Avax	B	2007	47,834	$5,500	Dec 11-Mar 12	3-year TC	May-2010	$20,500		✓	BP
Akeraios	B	2007	47,781	$5,500	May-Aug 2012	3-year TC	Jun-2010	$20,000		✓	MS
Anemos I	B	2007	47,782	$5,500	Jul-Oct 2012	3-year TC	Aug-2010	$20,000		✓	MS
Apostolos	B	2007	47,782	$5,500	Jul-Oct 2012	3-year TC	Aug-2010	$20,000		✓	MS
Attikos (11)	C	2005	12,000	$5,500	Sept-Nov 2012	Spot	Spot	-			-	Chem./Prod.
Alexandros II (12)(13)	D	2008	51,258	$250	Dec 12-Mar 13	10-year BC	Dec-2017	$13,000			OSG	IMO II/III Chem./Prod.
Amore Mio II	E	2001	159,982	$8,500	Mar-Apr 2013	3-year TC	Jan-2011	$36,000	(8)	✓	BP	Crude Oil
Aristofanis	C	2005	12,000	$5,500	Mar-Apr 2013	2-year TC	Mar-2010	$12,952			Shell	Product
Aristotelis II (12)(13)	D	2008	51,226	$250	Mar-Jun 2013	10-year BC	May-2018	$13,000			OSG	IMO II/III Chem./Prod.
Aris II (12)(13)	D	2008	51,218	$250	May-Aug 2013	10-year BC	Jul-2018	$13,000			OSG
Agamemnon II (14)	D	2008	51,238	$6,500	Oct 2013	3-year TC	Dec-2011	$22,000		✓(15)	BP
Ayrton II (14)	D	2009	51,260	$6,500	Mar 2014	2-year TC	Mar-2011	$22,000		✓(15)	BP
Total Fleet DWT:			862,962

VESSELS WE MAY PURCHASE FROM CAPITAL MARITIME IF UNDER LONG TERM CHARTER (16)

Aristidis	A	2006	36,680									Ice Class 1A IMO II/III Chemical/ Product
Alkiviadis	A	2006	36,721
Assos	B	2006	47,872
Atrotos	B	2007	47,786
Total DWT:			169,059

__________
(1)
Sister vessels are denoted in the tables by the same letter as follows: (A) and (B): these vessels were built by Hyundai MIPO Dockyard Co., Ltd., South Korea, (C): these vessels were built by Baima Shipyard, China, (D): these vessels were built by STX Shipbuilding Co., Ltd., South Korea, (E): this vessel was built by Daewoo Shipbuilding and Marine Engineering Co., Ltd., South Korea.

(2)	TC: Time Charter, BC: Bareboat Charter.
(3)
Earliest possible redelivery date. The redelivery date for the M/T Aristofanis is the date of expiration. The redelivery period for the M/T Agisilaos is between March 1 and March 29, 2010 and for the M/T Arionas it is between June 3 and June 30, 2010. For all other charters, the redelivery date is +/–30 days at the charterer’s option.

(4)
All rates quoted above are the net rates after we or our charterers have paid any relevant commissions on the base rate. The BP time and bareboat charters are subject to 1.25% commissions. The Shell time charter is subject to 2.25% commissions. We do not pay any commissions in connection with the MS time charters.

(5)	BP: BP Shipping Limited. MS: Morgan Stanley Capital Group Inc. OSG: certain subsidiaries of Overseas Shipholding Group Inc. Shell: Shell International Trading & Shipping Company Ltd.
(6)	For the duration of the BC these vessels have been renamed British Ensign, British Envoy and British Emissary, respectively.
(7)	The last three years of the BC will be at a daily charter rate of $13,433 (net).
(8)	In addition to a commission on the gross charter rate, the ship broker is entitled to an additional 1.25% commission on the profit share.
(9)
Agreement reached for the vessel to be rechartered with a subsidiary of Capital Maritime at a net daily charter rate of $11,850 ($12,000 gross) and includes 50/50 profit share for voyages outside the Institute Warranty Limits (IWL). The charter commences directly upon the vessel’s redelivery from its current charter, expected in March 2010 and is for a period of 12 months (+/- 30 days). The performance of the charter is guaranteed by Capital Maritime.

(10)
Agreement reached for the vessel to be rechartered with a subsidiary of Capital Maritime at a net daily charter rate of $12, 591 ($12,750 gross) and includes 50/50 profit share for voyages outside the IWL. The charter commences directly upon the vessel’s redelivery from its current charter, expected in February 2010, for a period of 12 months (+/- 30 days). The performance of the charter is guaranteed by Capital Maritime.

(11)	The M/T Attikos concluded its 2.3 year time charter with Trafigura Beheer B.V. in October 2009. The vessel is currently trading on the spot market.
(12)	For the duration of the BC these vessels have been renamed: Overseas Serifos, Overseas Sifnos and Overseas Kimolos.
(13)
OSG has an option to purchase each vessel at the end of the eighth, ninth or tenth year of its charter for $38.0 million, $35.5 million and $33.0 million, respectively, which option is exercisable six months before the date of completion of the relevant year of the charter. The expiration date above may therefore change depending on whether the charterer exercises its purchase option.

(14)
The M/T Agamemnon II and the M/T Ayrton II, two of the six vessels for which Capital Maritime had granted us an offer to purchase under the terms of the omnibus agreement, were acquired in exchange for the M/T Assos (which was part of our fleet at the time of the IPO) and the M/T Atrotos (which was acquired from Capital Maritime in May 2007) on April 7 and April 13, 2009, respectively.

(15)	Profit share element for these vessels applies only to voyages outside the IWL.
(16)
Pursuant to our omnibus agreement with Capital Maritime, Capital Maritime has granted us a right of first offer for any MR tankers in its fleet under charter for two or more years. We are under no obligation to exercise such right.

Our Charters

Seventeen of the 18 vessels in our fleet are under medium to long-term time or bareboat charters with an average remaining term under our charters of approximately 3.7 years as of December 31, 2009. One of our vessels currently trades on the spot market and, under certain circumstances, we may operate additional vessels in the spot market until they have been fixed under appropriate medium to long-term charters. As our vessels come up for rechartering we will seek to redeploy them under contracts that reflect our expectations of the market conditions prevailing at the time. Please see “—Our Fleet” above, including the chart and accompanying notes, for more information on our time and bareboat charters, including counterparties, expected expiration dates of the charters and daily charter rates.

Time Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel’s owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate and the charterer is responsible for substantially all vessel voyage costs except for commissions which are assumed by the owner. In the case of the vessels under time charter to Morgan Stanley Capital Group Inc., the charterer is also responsible for the payment of all commissions. The basic hire rate payable under the charters is a previously agreed daily rate, as specified in the charter, payable at the beginning of the month in U.S. Dollars. We currently have 11 vessels under time charter agreements of which 10 contain profit-sharing provisions that allow us to realize at a pre-determined percentage additional revenues when spot rates are higher than the base rates incorporated in our charters or, in some instances, through greater utilization of our vessels by our charterers.

Profit Sharing Arrangements

Morgan Stanley Profit Sharing. Pursuant to an agreement reached with Morgan Stanley Capital Group Inc. on July 28, 2008, which took effect retroactively as of June 1, 2008, the profit sharing arrangements for each vessel time chartered with Morgan Stanley Capital Group Inc. are calculated according to the two-step process set out below. Initially, a weighted average of two indices published daily by the Baltic Exchange based on specific routes and cargo sizes representative of the vessel’s trading is calculated and settled quarterly. Specifically, the calculation is based on the performance of the transatlantic route (TC2) and the Caribbean-US route (TC3) at certain predetermined weights. If the weighted average time charter equivalent (“TCE”) is less than or equal to the basic hire rate, then we receive the basic hire rate only. If the weighted average TCE exceeds the basic hire rate, then we receive the basic hire rate plus 50% of the excess. In addition, we have the right to access the charterer’s annual results of operations for each vessel, and, if these show that the vessel has earned more than the calculation above, we receive 50% of the vessel’s actual profits less any amounts already received pursuant to the calculation above.  If the annual results of operations for each vessel do not exceed the estimated profit calculation based on the two routes then no additional payments are made. No commissions are payable on revenues derived from our profit shares. Annual results of operations from the charterer are to be presented by December 31 of each year for the period commencing December 1 of the previous year to November 30 of the year in question, with the exception of the fiscal year from December 1, 2007 to November 30, 2008 for which results of operations were settled semi-annually, in May and November 2008.

BP Profit Sharing. The profit sharing arrangements for four of the seven vessels time chartered with BP Shipping Limited are based on the calculation of the TCE according to the “last to next” principle. This means that actual voyage revenues earned and received, actual expenses incurred and actual time taken to perform the voyage are used for the purpose of the calculation. The charterer is obliged to provide us with a copy of each fixture note and all reasonable documentation with respect to items of cost and earnings referring to each voyage within every calculation period, as well as with a statement listing actual voyage results for voyages completed and estimated results for any voyage not completed at the time of settlement. When actual revenue and/or expenses have not been settled, BP Shipping Limited’s estimates apply but remain subject to adjustment upon closing of actual accounts. If the average daily TCE is less than or equal to the basic gross hire rate, then we receive the basic net hire rate only. If the average daily TCE exceeds the basic gross hire rate, then we receive the basic net hire rate plus 50% of the excess over the gross hire rate. The profit share with BP Shipping Limited is calculated and settled quarterly.

In the case of the M/T Amore Mio II, the profit share is calculated and settled monthly and is based on the weighted monthly average of two indices published daily by the Baltic Exchange based on specific routes and cargo sizes representative of the vessel’s trading.

In the case of the M/T Agamemnon II and the M/T Ayrton II, profit share is calculated and settled following the completion of each voyage according to the “last to next” principle and is only applicable to voyages during which Institute Warranty Limits have been breached. In such event, we receive the basic net hire rate plus 50% of the excess over the gross hire rate.

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

Bareboat Charters

A bareboat charter is a contract pursuant to which the vessel owner provides the vessel to the customer for a fixed period of time at a specified daily rate, and the customer provides for all of the vessel’s expenses (including any commissions) and generally assumes all risk of operation. In the case of the vessels under bareboat charter to BP Shipping Limited, we are responsible for the payment of any commissions. The customer undertakes to maintain the vessel in a good state of repair and efficient operating condition and drydock the vessel during this period at its cost and as per the classification society requirements. The basic rate hire is payable to us monthly in advance in U.S. Dollars. We currently have six vessels under bareboat charter, three with BP Shipping Limited and three with subsidiaries of Overseas Shipholding Group Inc. The charters entered into with subsidiaries of Overseas Shipholding Group Inc. are fully and unconditionally guaranteed by Overseas Shipholding Group Inc. and include options for the charterer to purchase each vessel for $38.0 million, $35.5 million or $33.0 million at the end of the eighth, ninth or tenth year of the charter, respectively. In each case, the option to purchase the vessel must be exercised six months prior to the end of the charter year.

Spot Charters

A spot charter generally refers to a voyage charter or a trip charteror a short term time charter. We currently have one vessel trading in the spot market.

Voyage / Trip Charter

A voyage charter involves the carriage of a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. Under a typical voyage charter, the shipowner is paid on the basis of moving cargo from a loading port to a discharge port. In voyage charters the shipowner generally is responsible for paying both vessel operating costs and voyage expenses, and the charterer generally is responsible for any delay at the loading or discharging ports. Under a typical trip charter or short term time charter, the shipowner is paid on the basis of moving cargo from a loading port to a discharge port at a set daily rate. The charterer is responsible for paying for bunkers and other voyage expenses, while the shipowner is responsible for paying vessel operating expenses.

Seasonality

Our vessels operate under medium to long-term charters and are not generally subject to the effect of seasonable variations in demand.

Management of Ship Operations, Administration and Safety

Capital Maritime, through its subsidiary Capital Ship Management, provides expertise in various functions critical to our operations. This enables a safe, efficient and cost-effective operation and, pursuant to a management agreement and an administrative services agreement we have entered into with Capital Ship Management, grants us  access to human resources, financial and other administrative services, including bookkeeping, audit and accounting services, administrative and clerical services, banking and financial services, client, investor relations, information technology and technical management services, including commercial management of the vessels, vessel maintenance and crewing (not required for vessels subject to bareboat charters), purchasing, insurance and shipyard supervision.

Under our time charter arrangements, Capital Ship Management, our manager, is generally responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, and the charterer is responsible for port expenses, canal dues and bunkers and, in the case of the Morgan Stanley Capital Group Inc. time charters, for commissions.  Pursuant to our management agreement, we pay a fixed daily fee per vessel for our time chartered vessels, for an initial term of approximately five years from when we take delivery of each vessel which covers vessel operating expenses, which include crewing, repairs and maintenance, insurance and the expenses of the next scheduled special or intermediate survey for each vessel, as applicable, and related drydocking. Please see the table in “—Our Fleet” above for a list of the daily fee payable and approximate expected termination dates of the management agreement with Capital Ship Management with respect to each vessel currently in our fleet. Capital Ship Management is directly responsible for providing all of these items and services. Capital Ship Management is also entitled to supplementary remuneration for additional fees and costs (as defined in our management agreement) of any direct and indirect expenses it reasonably incurs in providing these services which may vary from time to time, and which includes, amongst others, certain costs associated with the vetting of our vessels, repairs related to unforeseen extraordinary events and insurance deductibles. For the year ended December 31, 2009, such additional fees amounted to approximately $3.0 million, compared to $1.0 million for the year ended December 31, 2008. Such costs may further increase to reflect unforeseen events and the continuing inflationary vessel costs environment. The sole expense we incur in connection with our vessels under bareboat charter is a daily fee of $250 per bareboat chartered vessel payable to Capital Ship Management, mainly to cover compliance costs. Capital Ship Management may provide these services to us directly or it may subcontract for certain of these services with other entities, including other Capital Maritime subsidiaries. Going forward, when we acquire new vessels or when the respective management agreements for our vessels expire, we will have to enter into new agreements which may provide for different fees or include different terms. For more information on the management agreement and administrative services agreements we have entered into with Capital Ship Management please read “Item 7B: Related-Party Transactions—Management Agreement” and “—Administrative Services Agreement.”

Capital Ship Management operates under a safety management system in compliance with the IMO’s ISM code and certified by the American Bureau of Shipping. Capital Ship Management’s management systems also comply with the quality assurance standard ISO 9001, the environmental management standard ISO 14001 and the Occupational Health & Safety Management System (“OHSAS”) 18001, all of which are certified by Lloyd’s Register of Shipping. Capital Ship Management recently implemented an “Integrated Management System Certification” approved by the Lloyd’s Register Group and also adopted “Business Continuity Management” principles in cooperation with Lloyd’s Register Group. Two of the vessels managed by Capital Ship Management Corp. topped BP’s ranking of top performing vessels in its time chartered fleet of over 100 vessels for 2008. Capital Ship Management was also selected as “Tanker Company of the Year 2009” at the annual Lloyd’s List Greek Shipping Awards which took place in December 2009.

As a result, our vessels’ operations are conducted in a manner intended to protect the safety and health of Capital Ship Management’s employees, as applicable, the general public and the environment. Capital Ship Management’s technical management team actively manages the risks inherent in our business and is committed to eliminating incidents that threaten safety, such as groundings, fires, collisions and petroleum spills, as well as reducing emissions and waste generation.

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

Traditionally there have been relatively few large companies in the oil trading business and the industry is continuously consolidating. The so called “oil majors companies”, such as BP p.l.c., Chevron Corporation, Conoco-Phillips Inc., ExxonMobil Corporation, Royal Dutch Shell plc, StatoilHydro ASA, and Total S.A., together with a few smaller companies, represent a significant percentage of the production, trading and, especially, shipping logistics (terminals) of crude and refined products world-wide. Concerns for the environment, health and safety have led the oil majors to develop and implement a strict due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel.

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

We believe Capital Maritime and Capital Ship Management are among a small number of ship management companies to have undergone and successfully completed audits by six major international oil companies in the last few years (i.e., BP p.l.c., Chevron Corporation, ExxonMobil Corporation Royal Dutch Shell plc, StatoilHydro ASA, and Total S.A.).

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

For the maintenance of the class certificate, regular and extraordinary surveys of hull and machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys, which are conducted for the hull and the machinery at intervals of 12 months from the date of commencement of the class period indicated on the certificate.

Intermediate Surveys, which are extended annual surveys and are typically conducted two and one-half years after commissioning and after each class renewal survey. In the case of newbuildings, the requirements of the intermediate survey can be met through an underwater inspection in lieu of drydocking the vessel. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys (also known as special surveys), which are carried out at the intervals indicated by the classification for the hull (usually at five year intervals). During the special survey, the vessel is thoroughly examined, including Non-Destructive Inspections (“NDIs”) to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society will order steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every five years, depending on whether a grace period is granted, a ship-owner or manager has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as ESP (Enhanced Survey Program) and CSM (Continuous Machinery Survey).

Occasional Surveys which are carried out as a result of unexpected events, e.g. an accident or other circumstances requiring unscheduled attendance by the classification society for re-confirming that the vessel maintains its class, following such an unexpected event.

All areas subject to survey, as defined by the classification society, are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a ‘‘recommendation’’ which must be rectified by the ship-owner within prescribed time limits. Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. All of our vessels are certified as being “in class” by ABS, Lloyd’s, DNV and, in the case of the M/T Aristofanis, China Classification Society.  All new and secondhand vessels that we may purchase must be certified prior to their delivery under our standard agreements. If any vessel we contract to purchase is not certified as “in class” on the date of closing, we will have no obligation to take delivery of such vessel.

Risk Management and Insurance

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or personal injury and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. The occurrence of any of these events may result in loss of revenues or increased costs or, in the case of marine disasters, catastrophic liabilities. Although we believe our current insurance program is comprehensive, we cannot insure against all risks, and we cannot be certain that all covered risks are adequately insured against or that we will be able to achieve or maintain similar levels of coverage throughout a vessel’s useful life. Furthermore, there can be no guarantee that any specific claim will be paid by the insurer or that it will always be possible to obtain insurance coverage at reasonable rates. More stringent environmental regulations at times in the past have resulted in increased costs for, and may result in the lack of availability of, insurance against the risks of environmental damage or pollution. Moreover, under the terms of our bareboat charters, the charterer provides for the insurance of the vessel, and as a result, these vessels may not be adequately insured and/or in some cases may be self-insured. Any uninsured or under-insured loss has the potential to harm our business and financial condition or could materially impair or end our ability to trade or operate.

We currently carry the traditional range of main and liability insurance coverage for each of our vessels to protect against most of the accident-related risks involved in the conduct of our business. Specifically we carry:

●
Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collisions, grounding and weather and the coverage is usually to an agreed “insured value” which, as a matter of policy, is never less than the particular vessel’s fair market value. Cover is subject to policy deductibles which are always subject to change.

●	Increased value insurance augments hull and machinery insurance cover by providing a low-cost means of increasing the insured value of the vessels in the event of a total loss casualty.

●
Protection and indemnity insurance is the principal coverage for third party liabilities and indemnifies against such liabilities incurred while operating vessels, including injury to the crew, third parties, cargo or third party property loss (including oil pollution) for which the shipowner is responsible. We carry the current maximum available amount of coverage for oil pollution risks, $1.0 billion per vessel per incident.

●	War Risks insurance covers such items as piracy and terrorism.

●	Freight, Demurrage & Defense cover is a form of legal costs insurance which responds as appropriate to the costs of prosecuting or defending commercial (usually uninsured operating) claims.

Not all risks are insured and not all risks are insurable. The principal insurable risks which nevertheless remain uninsured across the fleet are “loss of hire” and “strikes.” We do not insure these risks because the related costs of such insurance are regarded as disproportionate to the benefit.

The following table sets forth certain information regarding our insurance coverage as of December 31, 2009.

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

The International Product Tanker Industry

The international seaborne transportation industry represents the most cost effective method of transporting large volumes of crude oil and refined petroleum products. The seaborne movement of refined petroleum products between regions addresses demand and supply imbalances for such products caused by the lack of resources or refining capacity in consuming countries. Global demand for the shipping of refined products and crude oil has grown historically at a faster rate than the demand for the refined products and the crude oil themselves. However, in 2008 and 2009, oil demand has contracted sharply as a result of the global economic slowdown. The demand for product and crude oil tankers is cyclical and a function of several factors, including the general strength of the economy, location of oil production and the distance from refineries as well as refining and consumption and world oil demand and supply. As a consequence of the deterioration in the global oil products demand, the demand for product tankers has deteriorated from the second quarter of 2009 onwards.

According to a report issued on January 15, 2010 by the International Energy Agency (the “IEA”), global oil product demand for 2009 was approximately 84.9  mb/d compared to 86.2 mbd during 2008. The IEA also projects 2010 oil demand to grow by 1.7% to 86.3 mb/d. Growth is expected to be driven by non-OECD countries, most notably Asia. Due to increasing environmental restrictions on the building of refineries in the countries that belong to the Organization for Economic Co-operation and Development (the “OECD”), additional refineries are expected to continue to be built at locations far from such points of consumption, resulting in refined product tankers being required to travel longer distances on each voyage. The refining industry may respond to the economic downturn and demand weakness, by reducing refinery operating rates and by reducing or canceling plans for certain investment expansion plans, including additional refining capacity. The worldwide financial and economic downturn may continue to adversely affect demand for tankers, due to the expected contraction in crude oil and oil product demand.

Competition

We operate in a highly fragmented, highly diversified global market with many charterers, owners and operators of vessels.

Competition for charters can be intense and the ability to obtain favorable charters depends, in addition to price, on a variety of other factors, including the location, size, age, condition and acceptability of the vessel and its operator to the charterer and is frequently tied to having an available vessel which has met the strict operational and financial standards established by the oil major companies to pre-qualify or vet tanker operators prior to entering into charters with them. Although we believe that at the present time no single company has a dominant position in the markets in which we compete, that could change and we may face substantial competition for medium to long-term charters from a number of experienced companies who may have greater resources or experience than we do when we try to recharter our vessels, especially as a large number of our vessels will come off charter during 2010. However, Capital Maritime is among a small number of ship management companies that has undergone and successfully completed audits by six major international oil companies in the last few years, including audits with BP p.l.c., Chevron Corporation, ExxonMobil Corporation, Royal Dutch Shell plc, StatoilHydro ASA, and Total S.A. We believe our ability to comply with the rigorous standards of major oil companies, relative to less qualified or experienced operators, allows us to effectively compete for new charters.

Regulation

General

Our operations and our status as an operator and manager of ships are significantly regulated by international conventions, Class requirements, U.S. federal, state and local and foreign health, safety and environmental protection laws and regulations, including OPA 90, the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Port and Tanker Safety Act, the Act to Prevent Pollution from Ships, the U.S. Clean Air Act (“Clean Air Act”), as well as regulations adopted by the IMO and the European Union, various volatile organic compound air emission requirements, IMO/U.S. Coast Guard pollution regulations and various Safety of Life at Sea (“SOLAS”) amendments, as well as other regulations described below. In addition, various jurisdictions either have or are considering regulating the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. Compliance with these laws, regulations and other requirements could entail additional expense, including vessel modifications and implementation of certain operating procedures.

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

OPA 90 affects all vessel owners and operators shipping oil or petroleum products to, from, or within U.S. waters. The law phases out the use of tankers having single-hulls and can effectively impose unlimited liability on vessel owners and operators in the event of an oil spill. Under OPA 90, vessel owners, operators and bareboat charterers are liable, without regard to fault, for all containment and clean-up costs and other damages, including natural resource damages and economic loss without physical damage to property, arising from oil spills and pollution from their vessels. Effective July 31, 2009, the U.S. Coast Guard adopted interim regulations that adjusted the limits of OPA liability for double-hull vessels to the greater of $2,000 per gross ton or $17,088,000 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation), unless the incident was caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability was unlimited. In addition, OPA 90 does not preempt state law and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Coastal states have enacted pollution prevention, liability and response laws, many providing for unlimited liability. CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

The financial responsibility regulations for tankers issued under OPA 90 also require owners and operators of vessels entering U.S. waters to obtain, and maintain with the U.S. Coast Guard, Certificates of Financial Responsibility, or COFRs, in the amount sufficient to meet the maximum aggregate liability under OPA 90 and CERCLA. All of our vessels that need COFRs have them.

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

OPA 90 also amended the Clean Water Act to require owners and operators of vessels to adopt contingency plans for reporting and responding to oil spill scenarios up to a “worst case” scenario and to identify and ensure, through contracts or other approved means, the availability of necessary private response resources to respond to a “worst case discharge.” In addition, periodic training programs and drills for shore and response personnel and for vessels and their crews are required. Our vessel response plans have been approved by the U.S. Coast Guard. The Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA 90 and CERCLA, discussed herein. The U.S. Environmental Protection Agency (the “EPA”) regulates the discharge into U.S. waters of ballast water and other substances incidental to the normal operation of vessels.  Under the EPA, commercial vessels greater than 79 feet in length are required to obtain coverage under the Vessel General Permit, or VGP, by submitting a Notice of Intent. The VGP incorporates current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements and includes technology-based and water-quality based limits for other discharges, such as deck runoff, bilge water and gray water.  Administrative provisions, such as monitoring, recordkeeping and reporting requirements, are also included. We have submitted NOIs for our vessels operating in U.S. waters and will likely incur costs to meet the requirements of the VGP. Several environmental groups and industry associations have filed challenges, which are pending in U.S. federal courts, to EPA’s issuance of the VGP. In addition, various states, such as Michigan and California, have also enacted, or proposed, legislation restricting ballast water discharges and the introduction of non-indigenous species considered to be invasive. These and any similar restrictions enacted in the future could include ballast water treatment obligations that could increase the cost of operating in the United States. For example, this could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost and/or otherwise restrict our vessels from entering certain U.S. waters.

The Clean Air Act (or CAA) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The Clean Air Act also requires states to draft State Implementation Plans (“SIPs”) designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Individual states, including California, have also attempted to regulate vessel emissions within state waters. California also has adopted fuel content regulations that will apply to all vessels sailing within 24 miles of the California coastline and whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. In addition, on March 27, 2009, the United States requested for the IMO to designate the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Emission Control Areas under recent amendments to the Annex VI of MARPOL (discussed below). If the Emission Control Areas is approved or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

International Requirements

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI, which became effective in May 2005, sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions. At its 58th session in October 2008, the MEPC voted unanimously to adopt amendments to Annex VI to the MARPOL, regarding particulate matter, nitrogen oxide and sulfur oxide emissions. The revised Annex VI reduces air pollution from vessels by, among other things (i) implementing a progressive reduction of sulfur oxide emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. More stringent emission standards could apply in coastal areas designated as Emission Control Areas. These amendments to Annex VI are expected to enter into force on July 1, 2010, which is six months after the deemed acceptance date of January 1, 2010. Once these amendments become effective, we may incur costs to comply with these revised standards. A failure to comply with Annex VI requirements could result in a vessel not being able to operate. The European Union also has established limitations on the sulfur content of marine fuels.

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

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the “CLC”) (the United States, with its separate OPA 90 regime, is not a party to the CLC). Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain defenses. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability will be limited to approximately $7.1 million plus $989.2 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $140.7 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on December 31, 2009. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law regimes govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker oil. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). The Bunker Convention entered into force on November 21, 2008. We have made relevant arrangements and our entire fleet has been issued with a certificate attesting that insurance is in force in accordance with the insurance provisions of the convention.

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

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships (the “Anti-fouling Convention”) which prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. The Anti-fouling Convention came into force on September 17, 2008 and applies to vessels constructed prior to January 1, 2003 that have not been in dry-dock since that date. The effective date of the Anti-fouling Convention was January 1, 2008. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and must undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. We have obtained Anti-Fouling System Certificates for all of our vessels that are subject to the Anti-Fouling Convention and do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, a new treaty may be adopted in the future that includes restrictions on shipping emissions. The European Union also has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the EPA is considering a petition from the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. In addition, climate change initiatives are being considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate that restrict emissions of greenhouse gases could have a financial impact on our operations that we cannot predict with certainty at this time.

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

C. Organizational Structure

Please also see Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2009.

D. Property, Plants and Equipment

Other than our vessels, we do not have any material property.

Item 4A. Unresolved Staff Comments.

None.

Item 5.  Operating and Financial Review and Prospects.

You should read the following discussion of our financial condition and results of operations in conjunction with our audited consolidated and combined Financial Statements for the years ended December 31, 2009, 2008 and 2007 and related notes included elsewhere in this Annual Report. Among other things, the Financial Statements include more detailed information regarding the basis of presentation for the following information. The Financial Statements have been prepared in accordance with U.S. GAAP and are presented in thousands of U.S. Dollars.

A. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are an international owner of product tankers formed in January 2007 by Capital Maritime, an international shipping company with a long history of operating and investing in the shipping market. Our fleet currently consists of 18 double-hull, high specification tankers with an average age of approximately 3.5 years as of December 31, 2009. Eight of our vessels were transferred to us by Capital Maritime at the time of our IPO in April 2007. At the time of the IPO we also entered into an agreement to acquire seven newbuildings from Capital Maritime t fixed prices which were delivered during 2007 and 2008. We also acquired three additional vessels from Capital Maritime which we had not agreed to purchase at the time of our IPO, two of which were purchased in part by issuing equity to Capital Maritime. In April 2009, we acquired two additional vessels from Capital Maritime’s fleet, which had been identified under our omnibus agreement with Capital Maritime, in exchange for one vessel from our IPO fleet and one of the seven newbuildings purchased subsequently. Both acquired vessels are under time-charters to BP Shipping expiring in 2011. As of December 31, 2009, Capital Maritime owned a 46.6% interest in us, including 11,304,651 common units and a 2% interest in us through its ownership of our general partner.

Notwithstanding the current economic downturn the duration and the long term effect of which is not possible to predict, our primary business objective is to pay a sustainable quarterly distribution per unit and to increase our distributions over time, subject to shipping, charter and financial market developments. Please see “Item 4: Information on the Partnership—Business Overview—Recent Developments” for our current guidance on target distributions for 2010. Our strategy focuses on maintaining and growing our cash flows, continuing to grow our product tanker fleet and maintaining and building on our ability to meet rigorous industry and regulatory safety standards. We believe that the combination of the medium to long-term nature of our charters and our agreement with Capital Ship Management for the commercial and technical management of our vessels, which provides for a fixed management fee for an initial term of approximately five years from when we take delivery of each vessel, and that fact that we currently have no capital commitments to purchase or build further vessels will provide us with a base of stable cash flows in the medium term. As our vessels come up for rechartering we will seek to redeploy them at contracts that reflect our expectations of the market conditions prevailing at the time. We intend to continue to evaluate potential opportunities to acquire both newbuildings and second-hand vessels from Capital Maritime and from third parties and leverage the expertise and reputation of Capital Maritime in a prudent manner that is accretive to our unitholders and to long-term distribution growth, subject to approval of our board of directors and overall market conditions.

Please see “—Factors Affecting our Future Results of Operations” below.

Please also see “Item 4: Business Overview” for a description of the historical development of our company and a description of the significant acquisitions and financial events to date, including a description of the exceptional non-recurring distribution paid in January 2009 and “Item 4B—Our Fleet” for more information regarding our vessels, including dates of acquisition and acquisition prices and information on their charters,  “Item 5B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Net Cash Used in Investing Activities” and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding any acquisitions, including a detailed explanation of how they were accounted for  and “Item 7B: Related-Party Transactions” for a description of the terms of certain transactions.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their products. Historically, we have provided services to our customers under time or bareboat charter agreements. Currently, 17 of the 18 vessels in our fleet are under medium to long-term time or bareboat charters with an average remaining term of approximately 3.7 years as of December 31, 2009. Currently, 75% of our charter revenues are fixed for the year ending December 31, 2010. In addition, of our 11 time charters, 10 contain profit-sharing arrangements. One of our vessels, the M/T Attikos, is currently trading in the spot market. We may in the future operate additional vessels in the spot market until the vessels have been chartered under appropriate medium to long-term charters.

Our time chartered vessels are under contracts with BP Shipping Limited, Morgan Stanley Capital Group Inc., Shell International Trading & Shipping Company Ltd. and subsidiaries of Overseas Shipholding Group Inc. BP Shipping Limited, Morgan Stanley Capital Group Inc. and subsidiaries of Overseas Shipholding Group Inc accounted for 59%, 22% and 12% of our revenues respectively for the year ended December 31, 2009, compared to 54%, 33% and 0% of our revenues respectively for the year ended December 31, 2008 and 58%, 24% and 0% of our revenues for the year ended December 31, 2007. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations. In the future, as our fleet expands, we also expect to enter into charters with new charterers in order to maintain a portfolio that is diverse from a customer, geographic and maturity perspective.

Please read “Item 4B: Business Overview—Our Fleet”, “Item 4B: Business Overview—Our Charters” and “Item 4B: Business Overview—Profit Sharing Arrangements” for additional details regarding these types of contractual relationships as well as a detailed description of the length and daily charter rate of our charters and information regarding the calculation of our profit share arrangements.

Accounting for Acquisition and Disposal of Vessels

All vessels we acquire or have acquired from Capital Maritime are or were transferred to us at historical cost and accounted for as a combination of entities under common control or a transfer of equity interest between entities under common control. All assets, liabilities and equity, other than the relevant vessel, related charter agreement and related permits, of these vessels’ ship-owning companies were retained by Capital Maritime. In addition, for vessel-owning companies that had an operating history prior to such acquisition, transfers of equity interests between entities under common control were accounted for as if the transfer occurred at the beginning of the period, and prior years were retroactively adjusted to furnish comparative information similar to the pooling method.

Following the accounting guidance for the Impairment or Disposal of Long-Lived Assets we deconsolidated from our Financial Statements as of the date of the transfer to Capital Maritime the vessel-owning companies of the M/T Assos and the M/T Atrotos.  Results of operations, cash flows, and balances of these vessels prior to their transfer to Capital Maritime are included in our Financial Statements.

For detailed information on how we have accounted for specific transfers of vessels please see Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein.

Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, financial, credit, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. We continue to face  a major global economic slowdown as well as a severe deterioration in the banking and credit markets which is expected to continue to negatively impact world trade and which may affect our ability to obtain financing as well as further impact the values of our vessels and the charters we are able to obtain for our vessels. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

●	the demand for seaborne transportation services;

●	levels of oil product demand and inventories;

●	charter hire levels and our ability to re-charter our vessels as their current charters expire;

●	supply of product and crude oil tankers and specifically the number of newbuildings entering the world tanker fleet each year;

●	the ability to increase the size of our fleet and make additional acquisitions that are accretive to our unitholders;

●	the ability of Capital Maritime’s commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

●	our ability to benefit from new maritime regulations concerning the phase-out of single-hull vessels and the more restrictive regulations for the transport of certain products and cargoes;

●	our ability to comply with the covenants in our credit facilities, including covenants relating to the maintenance of asset value ratios;

●	the effective and efficient technical management of our vessels;

●	Capital Maritime’s ability to obtain and maintain major international oil company approvals and to satisfy their technical, health, safety and compliance standards; and

●	the strength of and growth in the number of our customer relationships, especially with major international oil companies and major commodity traders.

In addition to the factors discussed above, we believe certain specific factors have impacted, and will continue to impact, our results of operations. These factors include:

●	the charterhire earned by our vessels under time charters and bareboat charters;

●	our ability to recharter our vessels on medium to long term charters at competitive rates;

●	our ability to comply with the covenants in our credit facilities as the recent decline in asset values and charter rates may limit our ability to pursue our business strategy;

●	the prevailing spot market rates and the number of our vessels which we operate on the spot market;

●	our access to debt, and equity and the cost of such capital, required to acquire additional vessels and/or to implement our business strategy;

●	our ability to sell vessels at prices we deem satisfactory;

●	our level of debt and the related interest expense and amortization of principal; and

●	the level of any distribution on our common units.

Please read “Risk Factors” above for a discussion of certain risks inherent in our business.

Factors to Consider When Evaluating Our Results

Our historical results of operations, cash flows are not indicative of results of operations and cash flows to be expected from any future period. Specifically, it is important to consider the following factors when evaluating our results of operations:

●
Financial Statements. Our Financial Statements include the results of operations of different numbers of vessels in each year and have been retroactively adjusted to reflect the results of operations of all non-contracted vessels we acquired as if they were owned by us for the entire period from their delivery to Capital Maritime. In certain cases, the Financial Statements have also been adjusted to reflect cash-flow items prior to delivery of the relevant vessel to Capital Maritime. In addition, the vessel-owning companies of the M/T Assos and the M/T Atrotos were deconsolidated from our accounts as of the date of the transfer to Capital Maritime in April 2009. Results of operations, cash flows, and balances of these vessels prior to their transfer to Capital Maritime were included in our consolidated and combined financial statements. Please read Note 1 of our Financial Statements included herein for a description of the financial treatment of vessel acquisitions and dispositions.

●
Limited Operations. Vessels that are acquired or delivered to us or to Capital Maritime are included in our results of operations, cash flows and financial position from the date of incorporation of the relevant vessel-owning company or, in the case of the seven vessels we contracted to acquire at the time of our IPO which were delivered during 2007 and 2008, as of their delivery date from the shipyard to Capital Maritime and us. Results of operations, cash flows and financial position of vessels that have been disposed of are included in our Financial Statements up to the date of their disposal. As a result of this accounting treatment, our Financial Statements may include results of operations of more vessels than actually comprised our fleet during the relevant year. Please read “—Accounting for Deliveries of Vessels” above and Note 1 of our Financial Statements included herein for a description of the financial treatment of vessel acquisitions. The table below shows the periods for which the financial position results of operations and cash flows for each vessel-owning subsidiary are included in our Financial Statements.

LIMITED OPERATIONS
Vessel included in Consolidated and Combined Financial Statements for the year ended December 31,
Vessel	Incorporation date of VOC*	Date acquired by Capital Maritime	Date acquired by us	2009	2008	2007
M/T Atlantas (1)	01/16/2007	04/26/2006	04/04/2007	X	X	X
M/T Assos (1), (4)	09/16/2003	05/17/2006	04/04/2007	Up to April 6	X	X
M/T Aktoras (1)	03/18/2004	07/12/2006	04/04/2007	X	X	X
M/T Agisilaos (1)	08/27/2003	08/16/2006	04/04/2007	X	X	X
M/T Arionas (1)	10/10/2003	11/02/2006	04/04/2007	X	X	X
M/T Avax (1)	11/10/2003	01/12/2007	04/04/2007	X	X	X
M/T Aiolos (1)	02/10/2004	03/02/2007	04/04/2007	X	X	X
M/T Axios (1)	09/12/2003	02/28/2007	04/04/2007	X	X	X
M/T Atrotos (2), (5)	02/10/2004	05/08/2007	05/08/2007	Up to April 12	X	X
M/T Akeraios (2)	02/11/2004	07/13/2007	07/13/2007	X	X	X
M/T Apostolos (2)	02/03/2004	09/20/2007	09/20/2007	X	X	X
M/T Anemos I (2)	05/26/2004	09/28/2007	09/28/2007	X	X	X
M/T Attikos (3)	07/08/2004	01/20/2005	09/24/2007	X	X	X
M/T Alexandros II (2)	12/29/2003	01/29/2008	01/29/2008	X	X	-
M/T Amore Mio II (3)	02/07/2006	07/31/2007	03/27/2008	X	X	X
M/T Aristofanis (3)	05/29/2007	06/02/2005	04/30/2008	X	X	X
M/T Aristotelis II (2)	02/03/2004	06/17/2008	06/17/2008	X	X	-
M/T Aris II (2)	02/07/2006	08/20/2008	08/20/2008	X	X	-
M/T Agamemnon II (3), (4)	01/24/2006	11/24/2008	04/07/2009	X	X	X
M/T Ayrton II (3), (5)	07/14/2006	04/10/2009	04/13/2009	X	X	X

*	VOC: Vessel-Owning Subsidiary
(1)
Initial Vessels. The Financial Statements have been retroactively adjusted to reflect their financial position, results of operations and cash flows as of the incorporation date of their respective vessel-owning companies.

(2)
Committed Vessels. These vessels are newbuildings which were delivered directly to us from Capital Maritime on their delivery dates from the shipyards and have no operating history. As such, there is no information to retroactively restate that should be considered and the results of operations are presented in the Financial Statements since their delivery dates.

(3)
Non-Contracted Vessels. The Financial Statements have been retroactively adjusted to reflect their financial position, results of operations and cash flows as of the incorporation date of their respective vessel-owning companies.

(4)	On April 7, 2009 the M/T Assos was exchanged for the M/T Agamemnon II.
(5)	On April 13, 2009 the M/T Atrotos was exchanged for the M/T Ayrton II.

●	Different Sources of Revenues. A portion of the revenues generated for the period ended April 3, 2007 was derived from charters with different terms than the charters that are currently in place.

●
Different Structure of Operating Expenses. On April 3, 2007, we entered into a management agreement with Capital Ship Management pursuant to which Capital Ship Management agreed to provide commercial and technical management services to us for an initial term of approximately five years from when we take delivery of each vessel. Under the agreement we pay Capital Ship Management a fixed daily fee per vessel  for our time chartered vessels which covers vessel operating expenses, including crewing, repairs and maintenance, insurance and the cost of the next scheduled special/intermediate surveys for each vessel, and related drydocking, as applicable, and a fixed daily fee of $250 per bareboat chartered vessel. Capital Ship Management is also entitled to supplementary remuneration for additional fees and costs (as defined in our management agreement) of any direct and indirect expenses it reasonably incurs in providing these services which may vary from time to time, and which includes, amongst others, certain costs associated with the vetting of our vessels, repairs related to unforeseen extraordinary events and insurance deductibles. Operating expenses for any vessel in our fleet prior to its acquisition by us represent actual costs incurred by the vessel-owning subsidiaries and Capital Ship Management in the operation of the vessels that were operated as part of Capital Maritime’s fleet, including costs associated with any surveys undergone by vessels, including the relevant dry-docking.

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

●
The Size of our Fleet Continues to Change. At the time of our IPO, our fleet consisted of eight vessels and we contracted to purchase an additional seven vessels from Capital Maritime. Between May and September 2007 we took delivery of four of the contracted vessels and also acquired the M/T Attikos from Capital Maritime which we had not contracted to purchase at the time of our offering. All of the vessels delivered between May and September 2007 were under long-term charters at the time of their delivery. The remaining three contracted vessels were delivered between January and August 2008. During the first half of 2008 we acquired two additional vessels from Capital Maritime which we had not contracted to purchase at the time of our IPO and during the first half of 2009 we acquired an additional two vessels from Capital Maritime’s fleet identified under our omnibus agreement with Capital Maritime in exchange for one vessel from our IPO fleet and one of the seven newbuildings purchased and a cash consideration of $8.0 million. We intend to continue to evaluate potential acquisitions in a prudent manner that is accretive to our distributable cash flow per unit.

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Results for the years ended December 31, 2009 and December 31, 2008, differ primarily due to the lower profit sharing revenues earned during 2009 compared to those earned during 2008 ($0.7 million in 2009 compared to $18.5 million in 2008) and higher interest expenses ($32.1 million in 2009 compared to $25.6 million in 2008) due to the higher margin, which were partly offset by the higher average number of vessels in our fleet for 2009 (18 in 2009 compared to 16.8 in 2008). The results for the year ended December 31, 2009 have been retroactively adjusted to reflect the results of operations from the M/T Agamemnon II and the M/T Ayrton II which were operated as part of the Capital Maritime fleet prior to their acquisition by us in April 2009. The results for the year ended December 31, 2008 have been retroactively adjusted and reflect the results of operations and cash flows of the M/T Ayrton II, M/T Agamemnon II, M/T Amore Mio II and the M/T Aristofanis which were operated as part of Capital Maritime’s fleet prior to their acquisition by us in April 2009, March and April 2008, respectively. For the years ended December 31. 2009 and 2008 net income attributable to vessels operations as part of the Capital Maritime fleet amounted to $0.8 million and $(1.0) million respectively.

Revenues

Time and bareboat charter revenues amounted to approximately $123.5 million for the year ended December 31, 2009, as compared to $132.7 million for the year ended December 31, 2008. Time and bareboat charter revenues are mainly comprised of the charter hire received from unaffiliated third-party customers and are affected by the number of days our vessels operate, the amount of profit sharing revenues and the average number of vessels in our fleet. Please read “Item 4B: Business Overview—Our Fleet” and “—Our Charters” for information about the charters on our vessels, including daily charter rates.

Voyage Expenses

Voyage expenses amounted to $1.1 million for both years ended December 31, 2009 and 2008. Excluding voyage expenses incurred by the M/T Amore Mio II, the M/T Aristofanis, the M/T Agamemnon II and the M/T Ayrton II during the period they were part of Capital Maritime’s fleet, voyage expenses for the year ended December 31, 2009 amounted to $1.0 million, and consisted primarily of commissions payable under our charter agreements, as compared to $0.9 million for the year ended December 31, 2008.

Voyage expenses are direct expenses to voyage revenues and primarily consist of commissions, Voyage costs, except for commissions, are paid for by the charterer under time and bareboat charters. In the case of our time charters with Morgan Stanley Capital Group Inc. and bareboat charter with Overseas Shipholding Group, Inc., the charterer is also responsible for commissions. Increases in voyage expenses are primarily attributable to increases in the average number of vessels in our fleet.

Vessel Operating Expenses

For the year ended December 31, 2009, our vessel operating expenses amounted to approximately $30.6 million, of which $30.1 million was due to our manager, including $3.0 million in additional fees and costs (as defined in our management agreement) relating to direct and indirect expenses incurred by Capital Ship Management in the management of our vessels, including, among others, certain costs associated with the vetting of our vessels, repairs related to unforeseen events and insurance deductibles. Vessel operating expenses for the year ended December 31, 2009, mainly include management fees payable to Capital Ship Management pursuant to our management agreement and actual costs incurred by the M/T Agamemnon II and the M/T Ayrton II which were operated as part of Capital Maritime’s fleet prior to their acquisition by us in April 2009

For the year ended December 31, 2008, our vessel operating expenses amounted to approximately $29.5 million, of which $25.7 million was paid to our manager, including $1.0 million in additional fees and costs under our management agreement. Vessel operating expenses for the year ended December 31, 2008, mainly include management fees payable to Capital Ship Management pursuant to our management agreement and actual costs incurred by the M/T Amore Mio II, M/T Aristofanis and M/T Agamemnon II which were operated as part of Capital Maritime’s fleet prior to their acquisition by us in March and April 2008 and April 2009, respectively.

General and Administrative Expenses

General and administrative expenses amounted to $2.9 million for the year ended December 31, 2009, compared to $2.8 million for the year ended December 31, 2008. General and administrative expenses include board of directors’ fees and expenses, audit fees, and other fees related to the expense of being a publicly traded partnership.

Depreciation and Amortization

Depreciation and amortization of fixed assets amounted to $28.3 million for the year ended December 31, 2009 as compared to $25.2 million for the year ended December 31, 2008 and is primarily due to the increased number of vessels in our fleet.

This amount primarily represents depreciation on 18 vessels for the whole year 2009. For 2008 this amount primarily represents depreciation on 15 vessels for the whole year and on three vessels for a part of the year commencing from their delivery dates in 2008. Depreciation is expected to increase if the number of vessels in our fleet increases.

Other Expense, Net

Other expense, net for the year ended December 31, 2009, was approximately $(30.6) million as compared to $(24.4) million for the year ended December 31, 2008. The increase is primarily due the higher average level of debt outstanding during the year ended December 31, 2009 as compared to the year ended December 31, 2008, the higher interest rates charged under our amended credit facilities effective since June 30, 2009 and the higher funding costs incurred by our lending banks which we compensated them for.

The 2009 amount represents interest expense and amortization of financing charges and bank charges of $(32.1) million, and interest income for the period of $1.5 million. The 2008 amount represents interest expense and amortization of financing charges and bank charges of $(25.6) million. Interest income for the period was $1.3 million and foreign currency loss was $(0.1) million.

Net Income

Net income for the year ended December 31, 2009, amounted to $30.0 million as compared to $49.7 million for the year ended December 31, 2008. For an explanation of why our historical net income is not indicative of net income to be expected in future periods, please refer to the discussion under “— Factors to Consider When Evaluating Our Results” and “— Results of Operations”  above.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Results for the years ended December 31, 2008 and December 31, 2007, differ primarily due to the higher average  number of vessels in our fleet for 2008 (16.8 in 2008 compared to 11.6 in 2007) and the higher profit sharing revenues earned during each year ($18.5 million in 2008 compared to $6.0 million in 2007). The results for both years have been retroactively adjusted and reflect the results of operations from the M/T Amore Mio II and the M/T Aristofanis for the periods that they were part of Capital Maritime’s fleet prior to their acquisition by us in March and April 2008, respectively. The results for the year ended December 31, 2008, have been further retroactively adjusted to reflect revenues from the M/T Agamemnon II for the period it was part of Capital Maritime’s fleet prior to its acquisition by us in April 2009 and the results for the year ended December 31, 2007, have also been further retroactively adjusted to reflect revenues from the M/T Attikos for the periods it was part of Capital Maritime’s fleet prior to its acquisition by us in September 2007. For the years ended December 31. 2008 and 2007 net income attributable to vessels’ operations as part of Capital Maritime fleet amounted to $(1.0) million and $9.4 million respectively.

Revenues

Time and bareboat charter revenues amounted to approximately $132.7 million for the year ended December 31, 2008, as compared to $86.5 million for the year ended December 31, 2007. For the year ended December 31, 2007, the amount also included freight revenues. Time and bareboat charter revenues are mainly comprised of the charter hire received from unaffiliated third-party customers and are affected by the number of days our vessels operate and the average number of vessels in our fleet. Please read “Item 4B: Business Overview—Our Fleet” and “—Our Charters” for information about the charters on our vessels, including daily charter rates.

Voyage Expenses

Voyage expenses amounted to $1.1 million for the year ended December 31, 2008, as compared to $3.6 million for the year ended December 31, 2007. The higher expenses in 2007 were primarily due to the expenses incurred under the voyage charters performed by the M/T Amore Mio II in 2007 while it was still part of Capital Maritime’s fleet. For the year ended December 31, 2008, voyage expenses, excluding voyage expenses incurred by the non-contracted vessels M/T Attikos, M/T Amore Mio II, M/T Aristofanis and M/T Agamemnon II during the period they were part of Capital Maritime’s fleet, amounted to $0.9 million and consisted primarily of commissions payable under our charter agreements, as compared to $0.4 million for the period from April 4, 2007 to December 31, 2007.

Voyage expenses are direct expenses to voyage revenues and primarily consist of commissions, port expenses, canal dues and bunkers. Voyage costs, except for commissions, are paid for by the charterer under time and bareboat charters. In the case of our time charters with Morgan Stanley Capital Group Inc. and bareboat charter with Overseas Shipholding Group, Inc., the charterer is also responsible for commissions. Increases to voyage expenses are primarily attributable to increases in the average number of vessels in our fleet.

Vessel Operating Expenses

For the year ended December 31, 2008, our vessel operating expenses amounted to approximately $29.5 million, of which $25.7 million was paid to our manager and include $1.0 million in additional fees and costs (as defined in our management agreement) relating to direct and indirect expenses incurred by Capital Ship Management in the management of our vessels, including, among others, certain costs associated with the vetting of our vessels, repairs related to unforeseen extraordinary events and insurance deductibles. Vessel operating expenses for the year ended December 31, 2008, represent management fees payable to Capital Ship Management pursuant to our management agreement amounted to $24.3 million and actual costs incurred by the two vessels which were operated as part of Capital Maritime’s fleet prior to their acquisition by us in March and April 2008.

For the year ended December 31, 2007, vessel operating expenses amounted to approximately $19.0 million, of which $12.7 million was paid to the manager. For the year ended December 31, 2007, vessel operating expenses represent management fees payable to Capital Ship Management pursuant to our management agreement amounted to $11.6 million and actual costs incurred by eleven vessels which were operated as part of Capital Maritime’s fleet prior to their acquisition by us. Increases to vessel operating expenses are primarily attributable to increases in the average number of vessels in our fleet.

General and Administrative Expenses

General and administrative expenses amounted to $2.8 million for the year ended December 31, 2008, compared to $1.5 million for the year ended December 31, 2007. The increase was mainly due to the higher number of days that we operated as a publicly traded company in 2008. We did not incur any similar general and administrative expenses for the period prior to April 4, 2007, the date we completed our IPO. General and administrative expenses include board of directors’ fees and expenses, audit fees, and other fees related to the expenses of the publicly traded company.

Depreciation and Amortization

Depreciation and amortization of fixed assets amounted to $25.2 million for the year ended December 31, 2008 as compared to $15.4 million for the year ended December 31, 2007 and is primarily due to the increased number of vessels in our fleet.

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

Other Expense, Net

Other expense, net for the year ended December 31, 2008, was approximately $(24.4) million as compared to $(16.2) million for the year ended December 31, 2007. The increase is primarily due to the higher amounts outstanding under our credit facilities during the year ended December 31, 2008 as compared to the year ended December 31, 2007.

The 2008 amount represents interest expense and amortization of financing charges and bank charges of $(25.6) million, interest income for the period of $1.3 million and foreign currency loss of $(0.1) million. The 2007 amount represents interest expense and amortization of financing charges and bank charges of $(16.9) million of which $(3.8) million represent a loss from the transfer of interest rate swap agreements entered into by Capital Maritime prior to April 4, 2007 and acquired by us on that date. Interest income for the period was $0.7 million.

Net Income

Net income for the year ended December 31, 2008, amounted to $49.7 million as compared to $31.0 million for the year ended December 31, 2007. For an explanation of why our historical net income is not indicative of net income to be expected in future periods, please refer to the discussion under “— Factors to Consider When Evaluating Our Results” and “— Results of Operations”  above.

B. Liquidity and Capital Resources

As at December 31, 2009, total cash and cash equivalents were $3.6 million, short term investments were $30.4 million, restricted cash was $4.5 million, and total liquidity including cash and undrawn long-term borrowings was $284.5 million. Short term investments represent cash in time deposits in excess of three months.

As at December 31, 2008, total cash and cash equivalents were $43.1 million, short term investment was $1.1 million, restricted cash was $4.5 million, and total liquidity including cash and undrawn long-term borrowings was $294.7 million. The decrease in total liquidity in 2009 as compared to 2008 is primarily due to the payment of the exceptional non-recurring distribution of $1.05 per unit in February 2009.

We anticipate that our primary sources of funds for our liquidity needs will be cash flows from operations. As our vessels come up for rechartering, depending on the prevailing market rates, we may not be able to recharter them at levels similar to their current charters which may affect our future cash flows from operations, Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund any acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the omnibus agreement with Capital Maritime or acquisitions from third parties.

As at December 31, 2009, we had $246.0 million in undrawn amounts under our credit facilities unchanged from the year ended December 31, 2008.

Total Partners’ Capital / Stockholders’ Equity as of December 31, 2009, amounted to $157.1 million, which reflects a reduction of $36.8 million from the year ended December 31, 2008. This decrease is due to the following:

○
Partner’s Capital - A decrease in Partner’s Capital by $15.1 million is due to the payment of $70.5 million in distributions during the year, the unrealized gain of $10.5 million on interest rate swaps, net income in the amount of $29.2 and an increase in the amount of $15.7 million which is the effect on partner’s capital from the exchange of two vessels with the sponsor.

○	Stockholder’s Equity – Elimination of Stockholder’s Equity following the acquisition of the shares of the vessel owning companies of the M/T Agamemnon II and M/T Ayrton II by us.

Notwithstanding the continuing economic downturn, the duration and long term effects of which are not possible to predict and subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

Our cash flow statements

○	for the period from January 1, 2007 to April 3, 2007, for the vessel-owning subsidiaries comprising our fleet at the time of our IPO;
○	for the period from January 1, 2007 to September 23, 2007, March 26, 2008 and April 29, 2008 for the M/T Attikos, the M/T Amore Mio II and the M/T Aristofanis, respectively; and
○	for the years ended December 31, 2007 and 2008 and the periods from January 1, 2009 to April 6, 2009 and to April 12, 2009 for the M/T Agamemnon II and the M/T Ayrton II, respectively,

reflect the operations of Capital Maritime, and include expenses incurred by Capital Maritime while operating the vessels currently in our fleet, including expenses associated with dry docking of the vessels, voyage expenses, repayment of loans and the incurrence of indebtedness for the periods that our vessels were operated as part of Capital Maritime’s fleet, as well as certain payments made by Capital Maritime to shipyards prior to the delivery of the relevant vessel. Please see the “Limited Operations” table included in “—Factors to Consider When Evaluating Our Results” above for additional information.

The following table summarizes our cash and cash equivalents provided by / (used in) operating, financing and investing activities for the years presented in millions:

	2009	2008	2007
Net Cash Provided by Operating Activities	$70.1	$75.1	$53.7
Net Cash (Used in) Investing Activities	$(55.8)	$(270.0)	$(335.7)
Net Cash Provided by / (Used in) Financing Activities	$(53.9)	$218.1	$300.7

Net Cash Provided by Operating Activities

Net cash provided by operating activities declined to $70.1 million for the year ended December 31, 2009 from $75.1million for the year ended December 31, 2008 primarily due to lower profit sharing revenues earned during the year and higher net interest expenses which was partially offset by the receipt of the uncollected profit share for the year ended December 31, 2008. The increase in net cash provided by operating activities for the year ended December 31, 2008 as compared to the year ended December 31, 2007 is primarily due to the higher number of average vessels in our fleet and the increase in profit sharing revenues. For an explanation of why our historical net cash provided by operating activities is not indicative of net cash provided by operating activities to be expected in future periods, please read “—Factors to Consider when Evaluating our Results” and “— Results of Operations”  above.

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

For the year ended December 31, 2009, net cash used was comprised of:

●	$18.2 million, representing advances paid to the shipyard by Capital Maritime for the construction of the M/T Ayrton II, which we acquired in April 2009;
●
$8.0 million representing the cash consideration we paid to Capital Maritime under the terms of the agreements for the acquisition of the M/T Agamemnon II and the M/T Ayrton II in exchange for the M/T Assos and the M/T Atrotos, respectively.

●	$0.3 million, representing the amount paid for upgrading the M/T Attikos from product to chemical tanker.
●
($111.9) million, representing the purchases of short term investments and $82.6 million representing maturities of short term investments. Short term investments consist of cash time deposits with banks with maturities of more than three months.

For the year ended December 31, 2008, net cash used was comprised of:

●	$140.2 million, representing the net book value of the three vessels acquired during 2008 (the M/T Alexandros II, the M/T Aristotelis II and the M/T Aris II) at their respective delivery dates; and
●	$59.5 million, representing the purchase price as recorded in our Financial Statements of the two non-contracted vessels:
○
$85.7 million for the M/T Amore Mio II reduced by $37.7 which represents the value of the 2,048,823 common units issued at a price of $18.42 per common unit to Capital Maritime to partially finance the acquisition; and

○
$21.6 million for the M/T Aristofanis reduced by $10.1million which represents the value of the 501,308 common units issued at a price of $20.08 per common unit to Capital Maritime to partially finance the acquisition,

(Please see Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding these acquisitions, including a breakdown of the way they were funded); and

●	$66.8 million, representing advances paid to the shipyard by Capital Maritime for the construction of the two vessels we acquired in April 2009; the M/T Agamemnon II and the M/T Ayrton II.
●	$1.2 million, representing the cost of the improvements to the M/T Aristofanis paid by Capital Maritime

Of the remaining $2.3 million, $1.2 million represents restricted cash which is the minimum amount of free cash we were required to maintain under our credit facilities for the period, and $1.1 million represents short term cash investments with original maturity from three to twelve months.

For the year ended December 31, 2007, $332.4 million of the net cash used was comprised of:

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

●	$88.1 million, representing the purchase price for the M/T Amore Mio II paid by Capital Maritime to a third party in July 2007.
●	$0.6 million representing advances paid to the shipyard by Capital Maritime for the construction of the M/T Agamemnon II and the M/T Ayrton II, which we acquired in April 2009.

The remaining $3.3 million represents restricted cash, which is the minimum amount of free cash we were required to maintain under our credit facilities for the period.

Net Cash Provided by Financing Activities

Net cash used in financing activities amounted to $(53.9) million for the year ended December 31, 2009, as compared to net cash provided by financing activities $218.1 million for the year ended December 31, 2008. For the year ended December 31, 2007, net cash provided by financing activities amounted to $300.7 million.

There were no proceeds from the issuance of long-term debt for the year ended December 31, 2009 compared to $199.5 million for the year ended December 31, 2008, and $305.1 million for the year ended December 31, 2007. The proceeds for the year ended December 31, 2008 consisted of amounts drawn down under our two credit facilities. The proceeds for the year ended December 31, 2007 consisted of $274.5 million from our credit facility entered into in March 2007 and $30.6 million from a credit facility entered into by the vessel-owning company prior to our IPO in order to finance the construction of the M/T Axios.

There were no proceeds from long-term debt due to related parties for the year ended December 31, 2009. For the year ended December 31, 2008 such proceeds amounted to $112.8 million and related to credit facilities entered into by Capital Maritime . For the year ended December 31, 2007, such proceeds amounted to $109.7 million and related to credit facilities entered into by Capital Maritime to finance the construction of the M/T Aiolos, the M/T Avax, as well as the acquisition of the M/T Amore Mio II in July 2007.

There was no repayment of debt for the year ended December 31, 2009 compared to $8.1 million for the year ended December 31, 2008, which comprised of the repayment of the M/T Aristofanis’ loan in April, 2008 by Capital Maritime. The repayment of debt amounted to $16.7 million for the year ended December 31, 2007 and comprised of installment payments made prior to the IPO for vessels in our fleet, including the M/T Aristofanis, and the repayment of M/T Attikos’ loan in September 2007 by Capital Maritime.

Repayment of related-party debt for the year ended December 31, 2009, amounted to $23.3 million, reflecting the debt related to the M/T Agamemnon II and the M/T Ayrton II compared to $52.5 million for the year ended December 31, 2008, which reflected the repayment of the M/T Amore Mio II loan in March, 2008, by Capital Maritime. For the year ended December 31, 2007 repayment of related-party debt was $2.4 million. Relevant debt and related-party debt in the amount of $79.9 and $134.0 million respectively for the year ended December 31, 2007, was repaid by Capital Maritime from the proceeds from our IPO.

For the year ended December 31, 2009, no transaction resulting in cash of purchase price over book value of vessels took place. Between January and August 2008, we acquired the last three contracted vessels from Capital Maritime: the M/T Alexandros II, the M/T Aristotelis II and the M/T Aris II for a total purchase price of $144.0 million. During the second and the third quarters of 2007 we acquired five vessels from Capital Maritime: the M/T Atrotos, the M/T Akeraios, the M/T Apostolos, the M/T Attikos and the M/T Anemos I, for a total purchase price of $247.0 million. The excess of purchase price over book value of the acquired vessels, $3.8 million in 2008 and $80.9 million in 2007, is presented in our cash flow statement under net cash provided by financing activities as we recognize transfers of net assets between entities under common control at Capital Maritime’s basis in the net assets contributed.

For the year ended December 31, 2009, capital contributions amounted to $40.6 million, reflecting contributions made by Capital Maritime in order to finance part of the construction cost of the M/T Ayrton II, compared to $12.1 million for the year ended December 31, 2008, reflecting contributions made by Capital Maritime in order to finance part of the construction cost of the M/T Agamemnon II and the M/T Ayrton II. Capital contributions amounted to $31.3 million for the year ended December 31, 2007 of which $13.7 million relates to contributions made by Capital Maritime prior to the IPO in connection with the acquisition of three initial vessels (the M/T Aiolos, M/T Avax and M/T Axios) and $17.6 million related to contributions made by Capital Maritime in connection with its acquisition of the M/T Amore Mio II in July 2007.

During the year ended December 31, 2009, we made distributions to our unitholders, including Capital Maritime, and payments for incentive distribution rights to Capital Maritime in an aggregate amount of $70.5 million reflecting distributions and incentive distribution rights payments  for the fourth quarter of 2008 and the first, second and third quarters of 2009. During the year ended December 31, 2008, we made distributions to our unitholders of $39.9 million. Following completion of our IPO on April 4, 2007, we paid a $25.0 million cash dividend to Capital Maritime and also made distributions to unitholders in an aggregate amount of $17.0 million for the second and third quarters of 2007. Please see “Item 4A: Overview”, above for a discussion of the exceptional cash distribution made in February 2009 and its effects.

Borrowings

Our long-term third party borrowings are reflected in our balance sheet as “Long-term debt” and as current liabilities in “Current portion of long-term debt.” As of December 31, 2009, long term debt remained unchanged from December 31, 2008 at $474.0 million. The current portion of long term debt for both years was $0 million. Related party debt is reflected in our balance sheet as “Long-term related-party debt” and as “Current portion of related-party debt.” As of December 31, 2009, both long-term related-party debt and current portion of related-party debt were $0 million as compared to $27.8 million and $24.5 million, respectively, for the year ended December 31, 2008.

Revolving Credit Facilities

On March 22, 2007, we entered into a non-amortizing revolving credit facility with a syndicate of financial institutions, including HSH Nordbank, for up to $370.0 million for the financing of the acquisition cost, or part thereof, of up to seven medium-range product tankers. This facility provided us with sufficient funds to purchase the four newbuildings delivered in 2007, the newbuilding delivered in January 2008 and to partly fund the purchase price of the remaining two newbuildings we agreed to purchase from Capital Maritime at the time of our IPO and which were delivered in June and August of 2008. The existing credit facility was amended on September 19, 2007, to include the financing of the acquisition cost of the M/T Attikos and was further supplemented to, amongst others, amend the provisions relating to security offered under the facility and include references to additional vessels. As of December 31, 2009, we had drawn down $366.5 million under our existing credit facility. We drew down $274.5 million during 2007 and an additional $48.0 million in connection with the acquisition of the M/T Alexandros II in January 2008 and $44.0 in connection with the deliveries in June and August of 2008 of the M/T Aristotelis II and the M/T Aris II, our final two contracted vessels. We did not draw down under this facility during 2009. We may continue to draw down amounts under this facility until June 2012, at which date any amounts available for borrowing will automatically terminate and the outstanding amount will automatically convert into a five-year term loan. In addition, the facility is non-amortizing until June 2012 and we will not be required to make any repayments of the principal amounts outstanding under the facility provided that we comply with the covenants and restrictive ratios set out in the facility and described below. The final maturity date of this facility is June 2017. Please see Note 5 (Long-Term Debt) to our Financial Statements included herein for more information.

On March 19, 2008, we entered into an additional 10-year revolving credit facility of up to $350.0 million, which is non-amortizing until March 2013, with HSH Nordbank AG, Hamburg. We may use this facility to finance a portion of the acquisition price of certain identified vessels currently in Capital Maritime’s fleet, which we may elect to acquire in the future. We may also use this facility to finance up to 50% of the purchase price of any potential future purchases of modern tanker vessels from Capital Maritime or any third parties. To date, we have used $107.5 million of this facility to fund part of the acquisition price of the M/T Amore Mio II, the M/T Aristofanis, the M/T Aristotelis II and the M/T Aris II from Capital Maritime. The facility is non-amortizing until March 2013 and we will not be required to make any repayments of the principal amounts outstanding under the facility prior to such date provided that we comply with the covenants and restrictive ratios set out in the facility and described below. We may continue to draw amounts under this facility until March 2013, at which date any amounts available for borrowing will automatically terminate and the outstanding amount will automatically convert into a five-year term loan. The final maturity date of this facility is March 2018. The new credit facility is subject to similar covenants and restrictions as those in our existing facility described below.

In June 2009, we entered into amendments to certain terms in both our credit facilities effective for a three year period from the end of June 2009 to the end of June 2012. The lenders under both facilities agreed to increase the fleet loan-to-value covenant to 80% from 72.5%. It was also agreed to amend the manner in which market valuations of our vessels are conducted. In exchange, the interest margin for both of our credit facilities was increased to 1.35-1.45% over US$ LIBOR subject to the level of the asset covenants. Previously, the margin on our $370.0 million credit facility was 0.75% over US$ LIBOR and on our $350.0 million credit facility it was 1.10% over US$ LIBOR.  All other terms in both of our facilities remain unchanged.

The financing arrangements in place prior to our IPO or, in case of the non-contracted vessels acquired subsequently, in place prior to the date of their acquisition, are not indicative of our current or future financing arrangements. The financing arrangements in existence at December 31, 2006 represent loans with four separate banks in which Capital Maritime acted as the borrower and the respective vessel-owning companies as the guarantors or, in one instance, the vessel-owning company acted as the borrower and Capital Maritime as the guarantor, for the financing of the construction of the eight vessels which comprised our fleet at the time of our IPO. These loans were repaid in their entirety by Capital Maritime with a portion of the proceeds from our IPO and the vessels were transferred to us debt free.

As at December 31, 2009, we had $246.0 million in undrawn amounts under our credit facilities.

Our obligations under both our credit facilities are secured by first-priority mortgages covering each of our financed vessels and are guaranteed by each vessel-owning subsidiary. Both our credit facilities contain a “Market Disruption Clause” requiring us to compensate the banks for any increases to their funding costs caused by disruptions to the market which the banks may unilaterally trigger. The interest rate for the three month period ending March 31, 2010, has increased by 0.30503% under our existing credit facility and by 0.20786%, under new credit facility, respectively, in accordance with the terms of each facility.

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

In addition to the above, our credit facilities require us to maintain minimum free consolidated liquidity (50% of which may be in the form of undrawn commitments under the credit facility) of at least $500,000 per financed vessel, maintain a ratio of EBITDA to net interest expense of at least 2.00 to 1.00 on a trailing four-quarter basis and maintain a ratio of total indebtedness to the aggregate market value of our total fleet of no more than 0.8 to 1.00 (which means that the fair market value of the vessels in our fleet must equal 125% of the aggregate amount outstanding under each credit facility).

As of December 31, 2009 we were in compliance with financial debt covenants. Our ability to comply with the covenants and restrictions contained in our credit facilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, including interest rate developments, changes in the funding costs of our banks and changes in asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, especially if we trigger a cross-default currently contained in our credit facilities, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

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

F. Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2009 (in thousands of U.S. Dollars).

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term Debt Obligations	$474,000	$-	$18,325	$92,113	$363,562
Interest Obligations (1) (2)	183,729	30,530	58,831	47,721	46,647
Management fee (3)	76,439	26,463	43,234	6,742	-

Total	$734,168	$56,993	$120,390	$146,576	$410,209

___________

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

(2)
The interest rate for the three month period ended March 31, 2010 has increased by 0.30503% under our existing credit facility and by 0.20786%, under our new credit facility in accordance with the terms of each facility, and reflect the increase in funding costs announced by our banks for this three month period. In addition, they reflect higher margins in accordance with the new terms of each facility, as amended since June 2009.

(3)
The fees payable to Capital Ship Management Corp., represent fees for the provision of commercial and technical services such as crewing, repairs and maintenance, insurance, stores, spares and lubricants, provided pursuant to the management agreement.

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

Vessel Lives and Impairment

The carrying value of each of our vessels represents its original cost (contract price plus initial expenditures) at the time of delivery or purchase less accumulated depreciation or impairment charges. Depreciation is calculated based on the vessel’s capitalized costs using the straight line method over an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard, after considering the estimated residual value. Residual value calculation is based upon a vessel’s lightweight tonnage multiplied by a scrap rate of $180 per light weight ton which represents management’s best estimate based on the historical trends and current industry conditions. In the shipping industry, the use of a 25-year vessel life for tankers has become the prevailing standard. However, the actual life of a vessel may be different, with a shorter life potentially resulting in an impairment loss. Vessels transferred from Capital Maritime to us are transferred at their net book values because such transfers are accounted for as transfers of assets between entities under common control. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on the vessel lives of our current fleet. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. However, during the year ended December 31, 2009, market conditions changed significantly as a result of the credit crisis and resulting slowdown in world trade. Charter rates for tanker vessels decreased and values of assets were affected although there were limited transactions to confirm  the extent of such decreases. We considered these market developments as indicators of potential impairment of the carrying amount of our assets. We performed the undiscounted cash flow test as of December 31, 2009, determining undiscounted projected net operating cash flows for the vessels and comparing it to the vessels’ carrying value. In developing estimates of future cash flows, we made assumptions about future charter rates, utilization rates, ship operating expenses, future dry docking costs and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations that are in line with our historical performance and our expectations for the vessels’ utilization under our deployment strategy. Based on these assumptions we determined that the undiscounted cash flows support the vessels’ carrying amounts as of December 31, 2009.

Revenue Recognition

We generate revenues from charterers for the charterhire of our vessels, which are chartered either under time or bareboat charters. All of our time charters and bareboat charters are classified as operating leases. Revenues under operating lease arrangements are recognized when a charter agreement exists, the charter rate is fixed and determinable, the vessel is made available to the lessee, and collection of the related revenue is reasonably assured. Revenues are recognized ratably on a straight line basis as the average revenue over the period of the respective time or bareboat charter agreement in accordance with accounting for leases. One of our vessels currently trades on the spot market and, under certain circumstances, we may operate additional vessels in the spot market until the vessels have been fixed under appropriate medium to long-term charters. Revenues under voyage charter agreements are recognized when a voyage agreement exists, the price is fixed, service is provided and the collection of the related revenue is reasonably assured, revenues are recorded over the term of the charter as service is provided and recognized on a pro-rata basis over the duration of the voyage. A voyage is deemed to commence upon the later of the completion of discharge of the vessel’s previous cargo or upon vessel arrival to the agreed upon port based on the terms of a voyage contract that is not cancelable and voyage is deemed to end upon the completion of discharge of the delivered cargo. Although our charter revenues are fixed, and, accordingly, little judgment is required to be applied to the amount of revenue recognition, there is no certainty as to the daily charter rates or other terms that will be available upon the expiration of our existing charters.

Revenues from profit sharing arrangements in time charters represent the portion of time charter equivalent (voyage income less direct expenses divided by operating days), that exceeds the agreed base rate and are recognized in the period earned and when collectability is reasonably ensured.

Interest Rate Swap Agreements

We designate our derivatives based upon the criteria established by the FASB in its accounting guidance for derivatives and hedging activities. The accounting guidance for derivatives requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.  The accounting for the changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation.  For a derivative that does not qualify as a cash flow hedge, the change in fair value is recognized at the end of each accounting period on the income statement.  For a derivative that qualifies as a cash flow hedge, the change in fair value is recognized at the end of each reporting period in accumulated other comprehensive income/ (loss) (effective portion) until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized in the income statement.

The Partnership discontinues cash flow hedge accounting if the hedging instrument expires, is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Partnership revokes the designation. At that point in time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in Partners’ capital until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in profit or loss. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in Partners’ capital is transferred to net profit or loss for the year as financial income or expense.

An increase in interest rates will have a positive effect, and a  decrease in interest rates will have a negative effect, on the fair value of our interest rate swap agreements.

As of December 31, 2009, all our interest rate swaps qualified as a cash flow hedge and the changes in their fair value were recognized in accumulated other comprehensive income/(loss).  Please see Note 2 (Significant Accounting Policies – Interest Rate Swap Agreements) and Note 6 (Financial Instruments) to our Financial Statements included herein for more detailed information.

Fair Value of Financial Instruments

On January 1, 2008, we adopted the provisions of the accounting guidance for Fair Value Measurements and Disclosures, for financial assets and liabilities and any other assets and liabilities carried at fair value. This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Our adoption of this guidance did not have a material effect on our Financial Statements for financial assets and liabilities and any other assets and liabilities carried at fair value. The carrying value of trade receivables, accounts payable and current accrued liabilities approximates fair value. The fair values of long-term variable rate bank loans approximate the recorded values, due to their variable interest. Interest rate swaps are also recorded at fair value. Please see Note 2 (Significant Accounting Policies) and Note 6 (Fair Value of Financial Instruments) to our Financial Statements included herein for more detailed information.

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

Our board of directors consists of three persons who are designated by our general partner in its sole discretion and four who are elected by the common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner and directors elected by our common unitholders are divided into three classes serving staggered three-year terms. The initial four directors appointed by Capital Maritime were designated as Class I, Class II and Class III elected directors. The Class I Director was re-elected during our 2008 annual meeting of unitholders with a new term scheduled to expire in 2011 and our Class II Director was re-elected during our 2009 annual meeting of unitholders with a new term scheduled to expire in 2012. Our initial Class III elected directors will serve until our annual meeting of unitholders in 2010. At each annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders (excluding common units held by Capital Maritime and its affiliates). Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

On January 30, 2009, we announced the payment of an exceptional non-recurring distribution of $1.05 per unit for the fourth quarter of 2008, bringing annual distributions to unitholders to $2.27 per unit for the year ended December 31, 2008, a level which under the terms of our partnership agreement resulted in the early termination of the subordination period and the automatic conversion of the subordinated units into common units. Our board of directors unanimously determined that taking into account the totality of relationships between the parties involved, the payment of this exceptional distribution was in our best interests taking into consideration the general economic conditions, lack of any accretive acquisition targets at the time, our business requirements, risks relating to our business as well as alternative uses available for our cash. Following such conversion, Capital Maritime owns a 46.6% interest in us, including 11,304,651common units and a 2% interest in us through its ownership of our general partner. Prior to such conversion, certain actions, including the approval of any amendments to the terms of the partnership agreement, required the approval of a majority of each of the common and subordinated units, voting separately, or in certain cases a higher percentage of common units. Following termination of the subordination period a majority of common units (or in certain cases a higher percentage), of which Capital Maritime owns 45.6%, will be required in order to amend the terms of the partnership agreement or to reach certain decisions or actions, including, amongst others removal of any appointed director for cause, alter the we distribute out cash and determine reserves, elimination of any obligation to hold an annual general meeting and changes to the quorum requirements.

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

Our general partner owes a fiduciary duty to our unitholders and is liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are expressly non-recourse to it. Whenever possible, the partnership agreement directs that we should incur indebtedness or other obligations that are non-recourse to our general partner. Officers of our general partner and other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Capital Maritime. Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.  Please read “Risk Factors—Our partnership agreement limits the fiduciary duties of our general partner and our directors to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors” for a more detailed description of such limitations.

Directors and Senior Management

Set forth below are the names, ages and positions of our directors and director nominees and our general partner’s executive officers as of December 31, 2009.

Name	Age	Position

Evangelos M. Marinakis (1)	42	Director and Chairman of the Board
Ioannis E. Lazaridis (1)	42	Director and Chief Executive Officer and Chief Financial Officer of our general partner
Nikolaos Syntychakis (1)	48	Director
Robert Curt (2)	59	Director (5)
Abel Rasterhoff (3)	69	Director (5)
Evangelos G. Bairactaris (4)	38	Director and Secretary
Keith Forman (4)	51	Director (5)

(1)           Appointed by our general partner (term expires in 2010).
(2)	Class I director (term expires in 2011).
(3)	Class II director (term expires in 2012).
(4)	Appointed as initial Class III director (term expires in 2010).
(5)	Member of our audit committee and our conflicts committee.

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

Evangelos G. Bairactaris, Director and Secretary.

Mr. Bairactaris joined our board of directors on March 13, 2007 and has served as our Secretary since our formation in January 2007. Mr. Bairactaris is a Greek attorney at law and a member of the Piraeus Bar Association. Mr. Bairactaris has been a partner in G.E.Bairactaris & Partners since 2000 and has acted as managing partner since 2003. He has regularly provided his professional services to our predecessor companies and many Greek and international shipping companies and banks. Mr. Bairactaris is currently a director of Hellenic Seaways Maritime S.A. and Anek Lines (listed on the Athens Stock Exchange), both Greek companies and two of the largest coastal passenger and cargo transportation services company operating in Greece and Italy. The law firm of G.E.Bairactaris & Partners has provided, and may continue to provide, legal services to us and to Capital Maritime and its affiliates.

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

Compensation of Directors

Officers of our general partner or Capital Maritime who also serve as our directors do not receive additional compensation for their service as directors. Our directors receive compensation for attending meetings of our board of directors or committee meetings as well as for serving in the role of committee chair. For the year ended December 31, 2009, our directors, excluding our chairman, received an aggregate amount of $350,000 as compared to $290,000 for the year ended December 31, 2008 and $202,274 received for the period from our IPO in April 2007 to December 31, 2007. In lieu of any other compensation, our chairman receives an annual fee of $100,000 for acting as a director and as the chairman of our board of directors. For the year ended December 31, 2007 this compensation amounted to $80,205. In addition, each director is reimbursed for out–of–pocket expenses in connection with attending meetings of the board of directors or committees and is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law. Please also read Item 6E: “Share Ownership --- Restricted Units” below.

Services Agreement

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

D. Employees

We currently do not have our own executive officers and rely on the officers of our general partner to manage our day-to-day activities consistent with the policies and procedures adopted by our board of directors. All of the executive officers of our general partner and three of our directors also are executive officers, directors or affiliates of Capital Maritime.

E. Share Ownership

As of December 31, 2009:

●
None of our directors, executive officers or employees (other than Mr. Marinakis), including the directors, executive officers or employees of our general partner,  owned, or may be deemed to beneficially own any of our units;

●	No units had been issued, or awards made under our Omnibus Incentive Compensation Plan described below; and

●
The Marinakis family, including our chairman Mr. Marinakis, through its beneficial ownership of Capital Maritime, may be deemed to beneficially own, or to have beneficially owned, all of the units held by Capital Maritime.

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

Item 7.  Major Unitholders and Related-Party Transactions.

A. Major Unitholders

Following the early termination of the subordination period on February 14, 2009, all of our 8,805,522 subordinated units converted into common units on a one-for-one basis. As of December 31, 2009, our partners’ capital consisted of 24,817,151 common units, no subordinated units and 506,472 general partner units. Capital Maritime, the sole member of our general partner, owns a 46.6% interest in us, including 11,304,651 common units and a 2% interest in us through its ownership of our general partner.

The following table sets forth as of December 31, 2009, the beneficial ownership of our common units by each person we know beneficially owns more than 5.0% or more of our common, and all of our directors, director nominees and the executive officers of our general partner as a group. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power.

	Number of Common Units Owned	Percentage of Total Common Units

Name of Beneficial Owner

Capital Maritime (1)(2)	11,304,651	45.56%
All executive officers and directors as a group (7 persons) (2)(3)	0	0%
Kayne Anderson Capital Advisors, L.P. (4)	2,745,999	11.06%

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

(3)
With the exception of our director Keith Forman who as of the date of the IPO has owned common units representing less than 1.0% of our common units, none of our directors, director nominees or the officers of our general partner (other than Mr. Marinakis) may be deemed to beneficially own, or to have beneficially owned, any of our units.

(4)
Kayne Anderson Capital Advisors, L.P., is an investment adviser. This information is based on the Schedule 13F filed by Kayne Anderson Capital Advisors, L.P. with the SEC on November 13, 2009.  For the year ended December 31, 2008, based on the Schedule 13G filed by Kayne Anderson Capital Advisors L.P and Richard A. Kayne on February 11, 2009, these parties owned 5.78% of our common units prior to the termination of the subordination in February 2009 (3.73% of our total common units following the termination of the subordination).

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

B. Related-Party Transactions

Capital Maritime, the sole member of our general partner, owns 11,304,651 common units representing 45.6% of our outstanding common units. In addition, our general partner owns a 2% general partner interest in us and all of the incentive distribution rights.  Capital Maritime’s ability, as sole member of our general partner, to control the appointment of three of the seven members of our board of directors and to approve certain significant actions we may take as well as its ownership of 45.6% of our common units which it can vote in their totality on all matters that arise under the partnership agreement, means that Capital Maritime, together with its affiliates, will have the ability to exercise significant influence regarding our management and may be able to propose amendments to the partnership agreement that are in its best interest.

Transactions entered into after December 31, 2009

1.
M/T Agisilaos – Guaranteed Charter Party Agreement with subsidiary of Capital Maritime. On January 21, 2010, we rechartered the M/T Agisilaos with a subsidiary of Capital Maritime at a net daily charter rate of $11,850 ($12,000 gross). The charter also includes 50/50 profit share for voyages outside the IWL. The charter commences directly upon the vessel’s redelivery from its current charter with BP Shipping Limited, expected in March 2010, and has an earliest scheduled expiration date of February 2011. The performance of the charter is guaranteed by Capital Maritime. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors.

2.
M/T Axios – Guaranteed Charter Party Agreement with subsidiary of Capital Maritime. On January 21, 2010, we rechartered the M/T Axios with a subsidiary of Capital Maritime at a net daily charter rate of $12,591 ($12,750 gross). The charter also includes 50/50 profit share for voyages outside the IWL. The charter commences directly upon the vessel’s redelivery from its current charter with BP Shipping Limited, expected in February 2010 and has an earliest scheduled expiration date of January 2011. The performance of the charter is guaranteed by Capital Maritime. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors.

3.
Investor Relations Services Agreement. On January 1, 2010, we entered into a one-year Investor Relations Agreement with Capital Ship Management to clarify the provisions under which certain investor relations and corporate support services to assist us in our communications with unitholders shall be provided to us pursuant to the provisions of the Administrative Services Agreement entered into with Capital Ship Management and subject to its terms. Under the terms of the agreement we pay Capital Ship Management a fixed monthly fee of $15,000 plus reimbursement of reasonable expenses.

Transactions entered into during the year ended December 31, 2009

1.
Share Purchase Agreement – Exchange of M/T Atrotos with M/T Ayrton II. On April 13, 2009, the 2007 built M/T Atrotos, was exchanged for the M/T Ayrton II, a 51,260 dwt chemical/product tanker built in April 2009 at STX Shipbuilding Co. Ltd, South Korea. The M/T Ayrton II has been chartered to BP Shipping Limited under a time charter with expected expiration in March 2012 (third year subject to charterer’s option), at a base gross rate of $22,275 per day (net rate $22,000) plus a 50/50 profit share for breaching IWL. The M/T Ayrton II was delivered to Capital Maritime in April 2009 and is one of the vessels identified under our omnibus agreement with Capital Maritime. The vessel’s operating expenses are fixed at a daily rate of $6,500 per day for approximately the next five years under the Management Agreement. Under the terms of the share purchase agreement all assets and liabilities of the vessel-owning company of the M/T Ayrton II, except the vessel, necessary permits and time charter agreement, were retained by Capital Maritime. In exchange, Capital Maritime received all the shares of the vessel-owning company of the M/T Atrotos, and an additional consideration of $4.0 million to reflect the value and longer duration of the charter attached to the vessel, as well as its younger age, and we remained responsible for any costs associated with the delivery of the vessel to Capital Maritime. All assets and liabilities of the vessel-owning company of the M/T Atrotos, except the vessel and necessary permits were retained by us. Morgan Stanley Capital Group Inc., the charterer of the M/T Atrotos agreed to compensate us for the early termination of the charter attached to the vessel. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors. Please see “Item 5B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Net Cash Used in Investing Activities” and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding this acquisition and the exchange of shares, including a detailed explanation of how it was accounted for.

2.
Related Party Loan – M/T Ayrton II. For the financing of the construction of the M/T Ayrton II, Capital Maritime entered into a loan agreement with a bank on behalf of the related vessel-owning subsidiary. Capital Maritime acted as the borrower and the vessel-owning subsidiary acted as the guarantor in this loan agreement. The M/T Ayrton II had been financed in the amount of $22.9 million as of December 31, 2008. This loan was fully repaid by Capital Maritime upon the delivery of the vessel to the related vessel-owning subsidiary from the shipyard in April 2009, before the vessel was transferred to us.

3.
Share Purchase Agreement – Exchange of M/T Assos with M/T Agamemnon II. On April 7, 2009, the 2007 built M/T Assos was exchanged for the M/T Agamemnon II, a 51,238 dwt chemical/product tanker built in 2008 at STX Shipbuilding Co. Ltd, South Korea, which was part of the Capital Maritime fleet at the time, . The M/T Agamemnon II has been chartered to BP Shipping Limited under a time charter expected to expire in December 2011, at the earliest, at a base gross rate of $22,275 per day (net rate $22,000) plus a 50/50 profit share for breaching IWL (Institute Warranty Limits -- applies to voyages to certain ports at certain periods of the year). The M/T Agamemnon II was delivered to Capital Maritime in November 2008 and is one of the vessels identified under our Omnibus Agreement with Capital Maritime. The vessel’s operating expenses are fixed at a daily rate of $6,500 per day for approximately the next five years under the Management Agreement. Under the terms of the share purchase agreement all assets and liabilities of the vessel-owning company of the M/T Agamemnon II, except the vessel, necessary permits and time charter agreement, were retained by Capital Maritime.  In exchange, Capital Maritime received all the shares of the vessel-owning company of M/T Assos, and additional consideration of $4.0 million to reflect the value and longer duration of the charter attached to the vessel, as well as its younger age, and we remained responsible for any costs associated with the delivery of the vessel to Capital Maritime. All assets and liabilities of the vessel-owning company of M/T Assos, except the vessel and necessary permits were retained by us.  Morgan Stanley Capital Group Inc., the charterer of the M/T Assos agreed to compensate us for the early termination of the charter attached to the vessel. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors. Please see “Item 5B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Net Cash Used in Investing Activities” and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding this acquisition and the exchange of shares, including a detailed explanation of how it was accounted for.

4.
Related Party Loan – M/T Agamemnon II. Upon delivery of the M/T Agamemnon II to Capital Maritime in November 2008, Capital Maritime entered into a loan agreement with a bank for the financing of the vessel. Capital Maritime acted as the borrower and the vessel-owning subsidiary acted as the guarantor in this loan agreement. As of December 31, 2008 the balance outstanding under this loan was $29.4 million. The vessel-owning subsidiary of the M/T Agamemnon II ceased to be a guarantor under the loan as of the date the vessel was transferred to us.

5.
Agreement with Capital GP L.L.C. re Incentive Distribution Rights (“IDRs”). On January 30, 2009, we entered into an agreement with our general partner, Capital GP L.L.C., whereby the general partner agreed to defer receipt of a portion of the $12.7 million incentive distribution payment it is entitled to under the terms of our partnership agreement as a result of the payment of an exceptional cash distribution in February 2009. The general partner received the $12.7 million of incentive payments in four equal quarterly installments, with the first installment having been paid on February 13, 2009. These payments were made from the operating surplus. As of December 31, 2009, the $12.7 million incentive distribution payment had paid in full to Capital GP L.L.C.

6.
Investor Relations Services Agreement. On January 1, 2009, we entered into a one-year Investor Relations Agreement with Capital Ship Management to clarify the provisions under which certain investor relations and corporate support services to assist us in our communications with unitholders shall be provided to us further to the provisions of the Administrative Services Agreement entered into with Capital Ship Management and subject to its terms. Under the terms of the agreement we pay Capital Ship Management a fixed monthly fee of $15,000 plus reimbursement of reasonable expenses.

Transactions entered into during the year ended December 31, 2008

1.
 Related Party Loan – M/T Agamemnon II. For the financing of the construction of the M/T Agamemnon II, Capital Maritime had entered into a loan agreement with a bank on behalf of the related vessel-owning subsidiary. Capital Maritime acted as the borrower and the vessel-owning subsidiary acted as guarantor in this loan agreement. The M/T Agamemnon II had been financed in the amount of $12.2 million during 2008. This loan was fully repaid by Capital Maritime upon the delivery of the vessel to the related vessel-owning subsidiary from the shipyard in November 2008.

2.
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

3.
Related Party Loan – M/T Amore Mio II. For the financing of the acquisition of the M/T Amore Mio II, Capital Maritime had entered into a loan agreement with a bank on behalf of the related vessel-owning subsidiary. Capital Maritime acted as the borrower and the vessel-owning subsidiary acted as the guarantor in this loan agreement. The outstanding balance of $52.5 million on this loan was fully repaid by Capital Maritime in March 2008, before the vessel was transferred to us.

4.
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

5.
Purchase of M/T Aristofanis. On April 30, 2008, we entered into a share purchase agreement with Capital Maritime pursuant to which we acquired all of Capital Maritime’s interests in the wholly owned subsidiary that owns the M/T Aristofanis. The aggregate purchase price for the vessel was $23.0 million under the terms of the share purchase agreement with Capital Maritime. We funded a portion of the purchase price of the vessel through the issuance of 501,308 common units to Capital Maritime at a price of $20.08 per unit, which was the price per unit as quoted on the Nasdaq Stock Exchange on the day prior to the acquisition, and the remainder through the incurrence of $11.5 million of debt under our new credit facility. The M/T Aristofanis, a 12,000 dwt, 2005 built, double hull product tanker sister vessel to the M/T Attikos, is chartered to  Shell International Trading & Shipping Company Ltd under a charter with an earliest scheduled expiration date of March 2010 at a base gross rate of $13,250 per day (net rate $12,952). The transaction was approved by our board of directors following approval by the conflicts committee of independent directors. Please see “Item 5B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Net Cash Used in Investing Activities” and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding this acquisition, including a detailed explanation of how it was accounted for.

6.
Capital Contribution by Capital Maritime. On March 31, 2008, Capital Maritime, which owns and controls our general partner, Capital GP L.L.C., made a capital contribution of 40,976 common units to our general partner, which our general partner in turn contributed to us in exchange for the issuance of 40,976 general partner units to our general partner in order for it to maintain its 2% general partner interest in us. Following the issuance of common units in connection with the purchase of the M/T Amore Mio II and the capital contribution described above, Capital Maritime owned a 45.6% interest in us, including its 2% interest through its ownership of our general partner.

7.
Purchase of M/T Amore Mio II. On March 27, 2008 we entered into a share purchase agreement with Capital Maritime pursuant to which we acquired all of Capital Maritime’s interests in the wholly owned subsidiary that owns the M/T Amore Mio II. The aggregate purchase price for the vessel was $95.0 million under the terms of the relevant share purchase agreement with Capital Maritime. We funded a portion of the purchase price of the vessel through the issuance of 2,048,823 common units to Capital Maritime at a price of $18.42 per unit, which was the price per unit as quoted on the Nasdaq Stock Exchange on the day prior to the acquisition, and the remainder through the incurrence of $46.0 million of debt under our new credit facility and $2.0 million in cash. The M/T Amore Mio II, a 159,982 dwt, 2001 built, double-hull tanker, is chartered to BP Shipping Limited under a charter with an earliest scheduled expiration date of January 2011 at a base gross rate of $36,456 per day (net rate $36,000). The charter is also subject to a profit sharing arrangement which is calculated and settled monthly and which allows each party to share additional revenues above the base rate on a 50/50 basis. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors. Please see “Item 5B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Net Cash Used in Investing Activities” and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding this acquisition, including a detailed explanation of how it was accounted for.

Transactions entered into during the year ended December 31, 2007

1.
Purchase of M/T Attikos. On September 24, 2007 we entered into a share purchase agreement with Capital Maritime pursuant to which we acquired all of Capital Maritime’s interests in the wholly owned subsidiary that owns the M/T Attikos. The aggregate purchase price for the vessel was $23.0 million. The acquisition was funded by borrowing $20.5 million under our existing revolving credit facility and the remaining $2.5 million was contributed from available cash. The M/T Attikos, a 12,000 dwt, 2005 built double-hull product tanker, was chartered to Trafigura Beheer B.V. at the time of its delivery, under a charter with an earliest scheduled expiration date of September 2009 at a gross rate of $13,850 per day (net rate $13,503). The transaction was approved by our board of directors following approval by the conflicts committee of independent directors. This vessel was redelivered to us in October 2009 at the expiration of its charter and is now trading in the spot market.

2.
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

3.
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

4.
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

In addition, under the omnibus agreement we agreed, and caused our subsidiaries to agree, to only acquire, own, operate or charter medium range tankers with charters of two or more years (any vessels that are not medium range tankers will in the following be referred to as the “Non-Medium Range Tankers”). This restriction does not:

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

Rights of First Offer on Medium Range Tankers. Under the omnibus agreement, we and our subsidiaries granted to Capital Maritime a first offer on any proposed sale, transfer or other disposition of any of our medium range tankers and related charters or any Non-Medium Range Tankers and related charters owned or acquired by us. Likewise, Capital Maritime agreed (and caused its subsidiaries to agree) to grant a similar right of first offer to us for any medium range tankers under charter for two or more years it might own. These rights of first offer do not apply to a sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party.

5.
Management Agreement. We entered into a Management Agreement with Capital Ship Management, a subsidiary of Capital Maritime, pursuant to which Capital Ship Management provides us with certain commercial and technical management services. These services will be provided in a commercially reasonable manner in accordance with customary ship management practice and under our direction. Capital Ship Management may provide these services to us directly or it may subcontract for certain of these services with other entities, including other Capital Maritime subsidiaries.

a.
We pay Capital Ship Management a fixed daily fee per time chartered vessel in our fleet to provide the commercial and technical management services and costs to such time chartered vessels, which includes the cost of the first special survey. We pay a fixed daily fee of $250 per bareboat chartered vessel in our fleet, mainly to cover compliance costs, which include those costs incurred by Capital Ship Management to remain in compliance with the oil majors’ requirements, including vetting requirements.

b.
With respect to each vessel in our fleet at the time of our IPO, the management agreement has an initial term of approximately five years beginning from when each vessel commenced operations through and including the date of its next scheduled special or intermediate survey and includes the expenses for such special or intermediate survey, as applicable, and related drydocking.

c.
With respect to each vessel that has been or will be subsequently delivered or acquired the management agreement will have an initial term of approximately five years from when we take delivery of each vessel.

d.
In addition to the fixed daily fees payable under the management agreement, Capital Ship Management is entitled to supplementary remuneration for additional fees and costs (as defined in our management agreement) of any direct and indirect expenses it reasonably incurs in providing these services.

6.
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

7.
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

8.
Related-Party Loans. For the financing of the construction of five of the vessels in our initial fleet, the Atlantas, Aktoras, Avax, Aiolos and Assos, Capital Maritime had entered into loan agreements with three separate banks on behalf of the related vessel-owning subsidiaries. Capital Maritime acted as the borrower and the vessel-owning subsidiaries acted as guarantors in all of these loan agreements. The five vessels in our initial fleet described above had been financed in the aggregate amounts of $0, $15.5 million and $95.5 million as of December 31, 2004, 2005 and 2006, respectively. These loans were repaid in their entirety by Capital Maritime with a portion of the proceeds of our IPO.

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

Cash Distribution Policy

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our cash available (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves). To that effect, our board of directors unanimously determined to distribute available cash amounting to $39.3 million to our unitholders through an exceptional non-recurring distribution of $1.05 per unit for the fourth quarter of 2008, including a payment of $12.7 million for IDRs held by our general partner. Our board of directors determined that the payment of such a distribution was in our best interest. See “Termination of the Subordination Period” below for more details regarding such distribution’s effects.

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

Following the completion of our initial public offering on April 3, 2007, the following cash distributions have been declared and paid:

Distributions for Quarter Ended:	Amount of Cash Distributions	Cash Distributions per Unit
Jun. 30, 2007	$8.3 million*	$0.3626 per unit
Sep. 30, 2007	$8.8 million	$0.385 per unit
Dec. 31, 2007	$9.0 million	$0.395 per unit
Mar. 31, 2008	$10.1 million	$0.400 per unit
Jun. 30, 2008	$10.4 million	$0.410 per unit
Sep. 30, 2008	$10.4 million	$0.410 per unit
Dec. 31, 2008	$39.3 million**	$1.050 per unit***
Mar. 31, 2009	$10.4 million	$0.410 per unit
Jun. 30, 2009	$10.4 million	$0.410 per unit
Sep. 30, 2009	$10.4 million	$0.410 per unit
___________
* Prorated for the period from April 4, 2007 (our IPO) to June 30, 2007.
**Includes $12.7 million with respect to incentive distribution rights held by our general partner in accordance with the terms of our partnership agreement.
*** Exceptional non-recurring cash distribution.

Please see “Item 4: Information on the Partnership—Business Overview—Recent Developments” for our current guidance on target distributions for 2010.

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

The payment of the exceptional distribution described above also resulted in a distribution of $12.7 million with respect to incentive distribution rights held by our general partner, in accordance with the terms of the partnership agreement. Following discussions with our board of directors, the general partner agreed to defer receipt of a portion of the incentive distribution payment and received the $12.7 million of incentive payments in four equal quarterly installments, with the first installment having been paid in February 2009.

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

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	General Partner

Minimum Quarterly Distribution	$0.3750	98%	2%
First Target Distribution	up to $0.4313	98%	2%
Second Target Distribution	above $0.4313 up to $0.4688	85%	15%
Third Target Distribution	above $0.4688 up to $0.5625	75%	25%
Thereafter	above $0.5625	50%	50%

B. Significant Changes

No significant changes have occurred since the date of our Financial Statements included herein except for those set out below:
1.	On January 29, 2010 we declared a cash distribution of $0.41 per unit, which will be paid on February 17, 2010, to unitholders of record on February 8, 2010.

Please read Note 14 (Subsequent Events) to our Financial Statements included herein for more information. regarding the events described above.

Item 9.  The Offer and Listing.

C. Markets

Our common units started trading on the Nasdaq Global Market under the symbol “CPLP” on March 30, 2007. The following table sets forth the high and low closing sales prices in U.S. Dollars for our common units for each of the periods indicated.

	High	Low
Year Ended: December 31,
2009	$11.49	$5.21
2008	24.93	5.51
2007*	32.50	20.80
Quarter Ended:
December 31, 2009	10.49	7.36
September 30, 2009	11.49	7.40
June 30, 2009	10.49	6.36
March 31, 2009	10.79	5.21
December 31, 2008	11.90	5.52
September 30, 2008	20.50	5.51
June 30, 2008	22.07	18.40
March 31, 2008	24.93	16.35
Month Ended:
December 31, 2009	9.23	7.46
November 30, 2009	9.25	7.36
October 31, 2009	10.49	8.77
September 30, 2009	9.30	7.50
August 31, 2009	10.25	7.40
July 31, 2009	11.49	8.70

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

Please read “Item 7B: Related-Party Transactions” above for further details on the transactions described below.

●
Amendment to the $370.0 million revolving credit facility effective for a three year period from the end of June 2009 to the end of June 2012. Under the terms of the amendment the fleet loan-to-value covenant was increased to 80% from 72.5%. It was also agreed to amend the manner in which market valuations of vessels are conducted. The interest margin was increased to 1.35%-1.45% over LIBOR subject to the level of the asset covenants.  All other terms in the facility remain unchanged.

●
Amendment to the $350.0 million revolving credit facility effective for a three year period from the end of June 2009 to the end of June 2012. Under the terms of the amendment the fleet loan-to-value covenant was increased to 80% from 72.5%. It was also agreed to amend the manner in which market valuations of vessels are conducted. The interest margin was increased to 135-145 bps over LIBOR subject to the level of the asset covenants.  All other terms in the facility remain unchanged.

●
Share Purchase Agreement dated April 13, 2009 with Capital Maritime to acquire all of its interest in the wholly owned subsidiary that owns the M/T Ayrton II, one of the vessels identified under our Omnibus Agreement with Capital Maritime, in exchange for all of our interest in our wholly owned subsidiary that owns the M/T Atrotos, We paid an additional consideration of $4.0 million to Capital Maritime and remained responsible for any costs associated with the delivery of the vessel to Capital Maritime. Please see “Item 5B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Net Cash Used in Investing Activities” and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding this acquisition, including a detailed explanation of how it was accounted for.

●
Share Purchase Agreement dated April 7, 2009 with Capital Maritime to acquire all of its interest in the wholly owned subsidiary that owns the M/T Agamemnon II, one of the vessels identified under our Omnibus Agreement with Capital Maritime, in exchange for all of the interest in our wholly owned subsidiary that owns the M/T Assos. We paid an additional consideration of $4.0 million to Capital Maritime and remained responsible for any costs associated with the delivery of the vessel to Capital Maritime. Please see “Item 5B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Net Cash Used in Investing Activities” and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding this acquisition, including a detailed explanation of how it was accounted for.

●
Agreement with Capital GP L.L.C. re IDRs dated January 30, 2009, whereby our general partner agreed to defer receipt of a portion of the $12.7 million incentive distribution payment it is entitled to under the terms of our partnership agreement as a result of the payment of an exceptional cash distribution in February 2009.

●
Share Purchase Agreement dated April 30, 2008 with Capital Maritime to acquire all of its interest in the wholly owned subsidiary that owns the M/T Aristofanis for an aggregate purchase price of $23.0 million. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors. Please see “Item 5B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Net Cash Used in Investing Activities” and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding this acquisition, including a detailed explanation of how it was accounted for.

●
Share Purchase Agreement dated March 27, 2008 with Capital Maritime to acquire all of its interest in the wholly owned subsidiary that owns the M/T Amore Mio II for an aggregate purchase price of $95.0 million. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors. Please see “Item 5B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Net Cash Used in Investing Activities” and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding this acquisition, including a detailed explanation of how it was accounted for.

●
Share Purchase Agreement dated September 24, 2007 with Capital Maritime to acquire all of its interest in the wholly owned subsidiary that owns the M/T Attikos for an aggregate purchase price of $23.0 million. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors.

●
Revolving Facility Agreement, dated March 19, 2008, as amended, for a 10-year revolving credit facility of up to $350.0 million with HSH Nordbank AG which is non-amortizing until March 2013. The credit facility bears interest at US$ LIBOR plus a margin of 1.35-1.45%, depending on the level of the asset covenants, and may be used to finance a portion of the acquisition price of certain identified vessels currently in Capital Maritime’s fleet which we may elect to acquire in the future. We may also use this facility to finance up to 50% of the purchase price of any potential future purchases of modern tanker vessels from Capital Maritime or any third parties. To date, we have used $107.5 million of this facility to fund part of the acquisition price of the M/T Amore Mio II, M/T Aristofanis, M/T Aristotelis II, and M/T Aris II from Capital Maritime. Please read “Item 5B: Operating and Financial Review and Prospects —Liquidity and Capital Resources—Revolving Credit Facilities” for a full description of this credit facility.

●
Revolving Facility Agreement, dated March 22, 2007, as amended, for a 10-year revolving credit facility of up to $370.0 million with HSH Nordbank AG which is non-amortizing until June 2012. The credit facility bears interest at US$ LIBOR plus a margin of 1.35-1.45%, depending on the level of the asset covenants. The credit facility may be used for acquisitions and for general partnership purposes. Our obligations under the facility are secured by first-priority mortgages on 14 product tankers. Please read “Item 5B: Operating and Financial Review and Prospects —Liquidity and Capital Resources—Revolving Credit Facilities” for a full description of the existing credit facility.

D. Exchange Controls and Other Limitations Affecting Unitholders

We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of The Marshall Islands that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of our units. We are not aware of any limitations on the right of non-resident or foreign owners to hold or vote our units imposed by the laws of the Republic of The Marshall Islands or our partnership agreement.

E. Taxation

Marshall Islands Taxation

The following is a discussion of the material Marshall Islands tax consequences of our activities to unitholders who do not reside in, maintain offices in or engage in business in the Marshall Islands (“non-resident holders”).  Because we and our subsidiaries do not, and we do not expect that we, or our subsidiaries will, conduct business or operations in the Marshall Islands, under current Marshall Islands law non-resident holders of our securities will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to such non-resident holders.  In addition, non-resident holders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our securities, and will not be required by the Republic of The Marshall Islands to file a tax return relating to such securities.

Taxation of the Partnership

Because we and our subsidiaries do not, and we do not expect that we or our subsidiaries will, conduct business or operations in the Marshall Islands, under current Marshall Islands law, neither we nor our subsidiaries will be subject to income, capital gains, profits or other taxation. As a result, distributions by our subsidiaries to us will not be subject to Marshall Islands taxation.

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to unitholders. This discussion is based upon provisions of the Code, Treasury Regulations, and current administrative rulings and court decisions, all as currently in effect or existence on the date of this Annual Report and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

The following discussion applies only to beneficial owners of our units that own the units as “capital assets” (generally, for investment purposes) and does not comment on all aspects of U.S. federal income taxation which may be important to particular unitholders in light of their individual circumstances, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, or former citizens or long-term residents of the United States), persons that will hold the units as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, persons that own 10.0% or more of our units, partnerships or entities classified as partnerships for U.S. federal income tax purposes or their partners, or persons that have a functional currency other than the U.S. Dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our units, the tax treatment of a partner thereof will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our units, you should consult your tax advisor.

No ruling has been or will be requested from the IRS regarding any matter affecting us or our unitholders. The statements made here may not be sustained by a court if contested by the IRS.

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

Taxation of the Partnership Election to be Taxed as a Corporation

We have elected to be taxed as a corporation for U.S. federal income tax purposes. As such, among other consequences, U.S. Holders (as defined below) will not directly be subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of units as described below.  As a corporation, we may be subject to U.S. federal income tax on our income as discussed below.

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

Based on our current operations, we do not expect to have U.S. Source Domestic Transportation Income.  However, certain of our activities give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, as well as give rise to U.S. Source Domestic Transportation Income, all of which could be subject to U.S. federal income taxation as discussed below.

The Section 883 Exemption

In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (or the “Section 883 Regulations”), it will not be subject to the net basis and branch profits taxes or the 4.0% gross basis tax described below on its U.S. Source International Transportation Income.  The Section 883 Exemption only applies to U.S. Source International Transportation Income.  As discussed below, we believe that under our current ownership structure, the Section 883 Exemption will apply and we will not be taxed on our U.S. Source International Transportation Income.  The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

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

The Publicly Traded Test requires that one or more classes of equity representing more than 50.0% of the voting power and value in a non-U.S. corporation be “primarily and regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption.  The Section 883 Regulations provide, in pertinent part, that equity interests in a non-U.S. corporation will be considered to be “primarily traded” on an established securities market in a given country if the number of units of each class of equity that are traded during any taxable year on all established securities markets in that country exceeds the number of units in each such class that are traded during that year on established securities markets in any other single country.  Equity of a non-U.S. corporation will be considered to be “regularly traded” on an established securities market under the Section 883 Regulations if one or more classes of equity of the corporation that, in the aggregate, represent more than 50.0% of the combined vote and value of the non-U.S. corporation are listed on such market and certain trading volume requirements are met or deemed met as described below.  For this purpose, if one or more “5.0% unitholders” (i.e., a unitholder holding, actually or constructively, at least 5.0% of the vote and value of a class of equity) own in the aggregate 50.0% or more of the vote and value of a class of equity (the “Closely Held Block”), such class of equity will not be treated as primarily and regularly traded on an established securities market (the “Closely Held Block Exception”).

We are organized under the laws of the Republic of The Marshall Islands.  The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Consequently, our U.S. Source International Transportation Income (including, for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we meet the Publicly Traded Test.  In addition, since our units are only traded on the Nasdaq Global Market, which is considered to be an established securities market, our units will be deemed to be “primarily traded” on an established securities market.  In addition since our units represent more than 50.0% of our vote and value they will be considered to be “regularly traded” on an established securities market.

We believe we meet the trading volume requirements of Section 883 Exemption because the pertinent regulations provide that trading volume requirements will be deemed to be met with respect to a class of equity traded on an established securities market in the United States where, as will be the case for our units, the units are regularly quoted by dealers who regularly and actively make offers, purchases and sales of such units to unrelated persons in the ordinary course of business.  These conclusions, however, are based upon legal authorities that do not expressly contemplate an organizational structure such as ours.  In particular, although we have elected to be treated as a corporation for U.S. federal income tax purposes, for corporate law purposes we are organized as a limited partnership under Marshall Islands law and our general partner is responsible for managing our business and affairs and has been granted certain veto rights over decisions of our board of directors.  Accordingly, it is possible that the IRS could assert that our units do not meet the “regularly traded” test.

In addition, we expect that our units will not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exemption, because our partnership agreement provides that the voting rights of any 5.0% unitholders (other than our general partner, its affiliates, their transferees and persons who acquired such units with the approval of our board of directors) are limited to a 4.9% voting interest in us regardless of how many units are held by that 5.0% unitholder.  If Capital Maritime and our general partner own 50% or more of our units, they will provide the necessary documents to establish an exception to the application of the Closely Held Block Exemption.  This exception is available when shareholders residing in a jurisdiction granting an Equivalent Exemption and meeting certain other requirements own sufficient shares in the Closely Held Block to preclude shareholders who have not met such requirements from owning 50.0% or more of the outstanding units.

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

The 4.0% Gross Basis Tax

If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our U.S. Source International Transportation Income, without benefit of deductions.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term U.S. Holder means a beneficial owner of our units that is:

●	an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes);
●	a corporation or other entity organized under the laws of the United States or its political subdivisions and classified as a corporation for U.S. federal income tax purposes;
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●
a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

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

Dividends paid on our units to a U.S. Holder who is an individual, trust or estate (or a U.S. Individual Holder) will be treated as “qualified dividend income” that is taxable to such U.S. Individual Holder at preferential capital gain tax rates (through 2010) provided that: (i) our units are readily tradable on an established securities market in the United States (such as the Nasdaq Global Market on which our units are traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below); (iii) the U.S. Individual Holder has owned the units for more than 60 days in the 121-day period beginning 60 days before the date on which the units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning January 1, 2011 or later will be taxed at rates applicable to ordinary income.

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

In addition, under previously proposed legislation, the preferential rate of federal income tax currently imposed on qualified dividend income would be denied with respect to dividends received form a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted the preferential tax rates imposed on qualified dividend income may no longer be applicable to dividends received from us. Any dividends paid on our units that are not eligible for the preferential rate will be taxed as ordinary income to a U.S. Individual Holder. As of the date hereof, it is not possible to predict with any certainty whether this previously proposed legislation will be reintroduced or enacted.

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

Based on our current and projected methods of operation, we believe that we are not currently PFIC, nor do we expect to become a PFIC. Although there is no legal authority directly on point, and we are not obtaining a ruling from the IRS on this issue, we will take the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time and spot chartering activities of our wholly owned subsidiaries constitutes services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels we or our subsidiaries own that are subject to time charters, should not constitute passive assets for purposes of determining whether we were a PFIC.  Certain vessels in our fleet are engaged in activities that may be characterized as passive for PFIC purposes and the income from that portion of our fleet may be treated as passive income for PFIC purposes. We believe there is legal authority supporting our position, consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters as service income for other tax purposes.  However, there is no legal authority specifically relating to the statutory provisions governing PFICs or relating to circumstances substantially similar to ours.  Moreover, a recent case by the U.S. Court of Appeals for the Fifth Circuit held that, contrary to the position of the IRS in that case, and for purposes of a different set of rules under the Code, income received under a time charter of vessels should be treated as rental income rather than services income. If the reasoning of the Fifth Circuit case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities would be treated as rental income, and we would probably be a PFIC.  In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund”, which election we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our units, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the units and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our units. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing one copy of IRS Form 8621 with his U.S. federal income tax return and a second copy in accordance with the instructions to such form. If contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with all necessary information in order to make the QEF election described above.

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

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the units), and (2) any gain realized on the sale, exchange or other disposition of our units.  Under these special rules:

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

Backup Withholding and Information Reporting

In general, payments of distributions on our units or the proceeds of a disposition of our units to a non-corporate U.S. Holder will be subject to information reporting requirements. These payments to a non-corporate U.S. Holder also may be subject to backup withholding, if the non-corporate U.S. Holder:

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

I. Subsidiary Information

Please see Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2009.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Our Risk Management Policy

Our policy is to continuously monitor our exposure to business risks, including the impact of changes in interest rates and currency rates as well as inflation on earnings and cash flows. We intend to assess these risks and, when appropriate, take measures to minimize our exposure to the risks.

Foreign Exchange Risk

We do not have a material currency exposure risk. We generate all of our revenues in U.S. Dollars and incur less than 5% of our expenses in currencies other than U.S. Dollars. For accounting purposes, expenses incurred in currencies other than the U.S. Dollar are translated into U.S. Dollars at the exchange rate prevailing on the date of each transaction. As of December 31, 2009, less than 5% of liabilities were denominated in currencies other than U.S. Dollars (mainly in Euros). These liabilities were translated into U.S. Dollars at the exchange rate prevailing on December 31, 2009. We have not hedged currency exchange risks and our operating results could be adversely affected as a result.

Interest Rate Risk

The international tanker industry is capital intensive, requiring significant amounts of investment, a significant portion of which is provided in the form of long-term debt. Our current debt contains interest rates that fluctuate with LIBOR. Our existing credit facility of $370.0 million and $350.0 million bears floating interest of 1.35% -1.45% per annum over US$ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise.

In order to hedge our exposure to interest rate changes, we have entered into ten interest rate swap agreements at varying rates to fix the LIBOR portion of our interest rate $366.5 million in borrowings drawn down under our existing facility for a period up to June 2012. We have also entered into four interest rate swap agreements to fix the LIBOR portion of our interest rate at varying rates for $107.5 million in borrowings drawn down under our new credit facility for a period up to March 2013.  We intend to swap the LIBOR portion of any further amounts drawn down under the existing credit facility and the new credit facility into a fixed rate until the end of the non-amortizing period in June 2012 and March 2013 respectively. As our interest rate is fixed under the swap agreements changes in LIBOR during the swapped period would not affect our interest expense. However, as a result of a market disruption in determining the cost of funds for our banks, any increases by the banks to their “funding costs” under our agreements will lead to proportional increases in the relevant interest amounts interest payable under our agreement on a quarterly basis. The interest rate for the three month period ended March 31, 2009 has increased by 0.30503% under our existing credit facility and by 0.20786%, under new credit facility, respectively, in accordance with the terms of each facility. Please refer to “Item 5B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Revolving Credit Facilities” for more information on the specific rates we have entered into under each swap agreement.

Please read Note 2 (Significant Accounting Policies – Interest Rate Swap Agreements), Note 5 (Long-Term Debt) and Note 6 (Fair Value of Financial Instruments) to our Financial Statements included herein, which provide additional information with respect to our derivative financial instruments and existing debt agreements.

Concentration of Credit Risk

Financial instruments which potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents, interest rate swap agreements, and trade accounts receivable. We place our cash and cash equivalents, consisting mostly of deposits, and enter into interest rate swap agreements with creditworthy financial institutions as rated by qualified rating agencies. For the years ended December 31, 2009 and December 31, 2008, 81% and 87% of our revenues, respectively, were derived from two charterers. We do not obtain rights to collateral to reduce our credit risk. Please refer to “Item 5B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Revolving Credit Facilities” for more information on our interest rate swap agreements.

Inflation

Inflation has had a minimal impact on vessel operating expenses, drydocking expenses and general and administrative expenses to date. However, certain additional fees and costs we (as defined in our management agreement) are obligated to pay to Capital Ship Management under our management agreement, which amounted to approximately $3.0 and $1.0 million for the years ended December 31, 2009 and 2008 respectively,  may further increase to reflect the continuing inflationary vessel cost environment. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

Item 12. Description of Securities Other than Equity Securities.

Not Applicable.

PART II

Item 13. Defaults, Dividend, Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

a. Disclosure Controls and Procedures

As of December 31, 2009, our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation pursuant to Rule 13a-15(b) and 15d-15 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures. Our management, including our chief executive and chief financial officer, recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the partnership have been detected. Further, in the design and evaluation of our disclosure controls and procedures our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

However, based on this evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2009, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management believes that our internal control over financial reporting was effective as of December 31, 2009.

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

c. Attestation Report of the Registered Public Accounting Firm.

To the Board of Directors and Unitholders of Capital Product Partners L.P., Majuro, Republic of the Marshall Islands

We have audited the internal control over financial reporting of Capital Product Partners L.P. (the “Partnership”) as December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.”  Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated and combined financial statements as of and for the year ended December 31, 2009 of the Partnership and our report dated February 4, 2010 expressed an unqualified opinion on those financial statements and included explanatory paragraphs relating to: 1) the formation of Capital Product Partners L.P. and the preparation of the  combined financial statements attributable to the period through April 4, 2007 from the separate records maintained by Capital Maritime & Trading Corp., 2)  the preparation of the portion of the combined financial statements attributable to Ross Shipmanagement Co., Baymont Enterprises Incorporated, Forbes Maritime Co., Mango Finance Co., and Navarro International S.A., prior to the vessel acquisition by the Partnership, from the separate records maintained by Capital Maritime & Trading Corp., and 3) the retroactive adjustments to previously-issued combined financial statements resulting from transactions between entities under common control.

/s/ Deloitte. Hadjipavlou, Sofianos, & Cambanis S.A.
Athens, Greece

February 4, 2010

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

Item 16B. Code of Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics that includes a Code of Ethics that applies to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions. This document is available under “Corporate Governance” in the Investor Relations area of our web site (www.capitalpplp.com).  We will also provide a hard copy of our code of ethics free of charge upon written request. We intend to disclose, under “Corporate Governance” in the Investor Relations area of our web site, any waivers to or amendments of the Code of Business Conduct and Ethics for the benefit of any of our directors and executive officers within five business days of such waiver or amendment.

Item 16C. Principal Accountant Fees and Services.

Our principal accountant for 2009 and 2008 was Deloitte. The following table shows the fees we paid or accrued for audit services provided by Deloitte for these periods (in thousands of U.S. Dollars).

Fees	2009	2008
Audit Fees (1)	$387	$585
Audit-Related Fees	-	-
Tax Fees (2)	33	156
Total	$420	$741

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

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2009 and 2008.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

During the year ended December 31, 2009, neither the issuer nor any affiliated persons purchased any equity securities. As of December 31, 2009, Capital Maritime owns a 46.6% interest in us, including 11,304,651 common units and a 2% interest in us through its ownership of our general partner.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance

The Nasdaq Global Market requires limited partnerships with listed units to comply with its corporate governance standards. As a foreign private issuer, we are not required to comply with all of the rules that apply to listed U.S. limited partnerships. However, we have generally chosen to comply with most of the Nasdaq Global Market’s corporate governance rules as though we were a U.S. limited partnership. Although we are not required to have a majority of independent directors on our board of directors or to establish a compensation committee or a nominating/corporate governance committee our board of directors has established an audit committee and a conflicts committee comprised solely of independent directors. Accordingly, we do not believe there are any significant differences between our corporate governance practices and those that would typically apply to a U.S. domestic issuer that is a limited partnership under the corporate governance standards of the Nasdaq Global Market. Please see “Item 6C: Board Practices” and “Item 10B: Memorandum and Articles of Association” for more detail regarding our corporate governance practices.

PART III

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

Item 19.  Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Description

1.1	Certificate of Limited Partnership of Capital Product Partners L.P. (1)
1.2	First Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. (2)
1.3	Amendment to Capital Product Partners Amended and Restated Agreement of Limited Partnership
1.4	Certificate of Formation of Capital GP L.L.C. (1)
1.5	Limited Liability Company Agreement of Capital GP L.L.C. (1)
1.6	Certificate of Formation of Capital Product Operating GP L.L.C. (1)
4.1	Revolving $370.0 Million Credit Facility dated March 22, 2007 (1)
4.2	First Supplemental Agreement to Revolving $370.0 million Credit Facility dated September 19, 2007 (3)
4.3	Second Supplemental Agreement to Revolving $370.0 Million Credit Facility dated June 11, 2008 (4)
4.4	Third Supplemental Agreement to Revolving $370.0 Million Credit Facility dated April 7, 2009
4.5	Fourth Supplemental Agreement to Revolving $370.0 Million Credit Facility dated April 8, 2009
4.6	Fifth Supplemental Agreement to Revolving $370.0 Million Credit Facility dated October 2, 2009
4.7	Omnibus Agreement (1)
4.8	Management Agreement with Capital Ship Management (1)
4.9	Amendment 1 to Management Agreement with Capital Ship Management dated September 24, 2007 (3)
4.10	Amendment 2 to Management Agreement with Capital Ship Management dated March 27, 2008 (3)
4.11	Amendment 3 to Management Agreement with Capital Ship Management dated April 30, 2008 (4)
4.12	Amendment 4 to Management Agreement with Capital Ship Management dated April 7, 2009
4.13	Amendment 5 to Management Agreement with Capital Ship Management dated April 13, 2009
4.14	Amendment 6 to Management Agreement with Capital Ship Management dated April 30, 2009
4.15	Administrative Services Agreement with Capital Ship Management (1)
4.16	Contribution and Conveyance Agreement for Initial Fleet (1)
4.17	Share Purchase Agreement for 2007 and 2008 Vessels (1)
4.18	Revolving $350.0 Million Credit Facility dated March 19, 2008 (3)
4.19	First Supplemental Agreement to Revolving $350.0 million Credit Facility dated October 2, 2009
4.20	Share Purchase Agreement for M/T Attikos dated September 24, 2007 (3)
4.21	Share Purchase Agreement for M/T Amore Mio II dated March 27, 2008 (3)
4.22	Share Purchase Agreement for M/T Aristofanis dated April 30, 2008 (4)
4.23	Share Purchase Agreement for M/T Agamemnon II dated April 3, 2009
4.24	Share Purchase Agreement for M/T Ayrton II dated April 12, 2009
4.25	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan dated April 29, 2008 (5)
4.26	Agreement between Capital Product Partners and Capital GP L.L.C. dated January 30, 2009 (6)
8.1	List of Subsidiaries of Capital Product Partners L.P.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Financial Officer
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

(6)   Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and filed with the SEC on March 27, 2009.

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

Dated:  February 4, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of Capital Product Partners L.P., Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated and combined balance sheets of Capital Product Partners L.P. (the “Partnership”) as of December 31, 2009 and 2008, and the related consolidated and combined statements of income, changes in partners’ capital/ stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009.  These financial statements are the responsibility of the Partnership’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated and combined financial statements present fairly, in all material respects, the financial position of Capital Product Partners L.P. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated and combined financial statements, on January 16, 2007, Capital Product Partners L.P. was formed for the purpose of acquiring interests in eight wholly-owned subsidiaries of Capital Maritime & Trading Corp.  On April 4, 2007 the acquisition was completed and Capital Product Partners L.P. began operating as a separate company. Through April 4, 2007, the accompanying combined financial statements have been prepared from the separate records maintained by Capital Maritime & Trading Corp., and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Partnership had been operated as an unaffiliated entity.

Further, as discussed in Note 1 to the consolidated and combined financial statements, through September 24, 2007, March 27, 2008, April 30, 2008, April 7, 2009 and April 13, 2009 the portion of the accompanying combined financial statements attributable to Ross Shipmanagement Co., Baymont Enterprises Incorporated, Forbes Maritime Co., Mango Finance Corp., and Navarro International S.A., prior to the vessels’ acquisition by the Partnership , have been prepared from the separate records maintained by Capital Maritime & Trading Corp. and may not necessarily be indicative of the conditions that would have existed or the results of operations if these entities had been operated as unaffiliated entities.

Also as discussed in Note 1 to the consolidated and combined financial statements, the financial statements give retroactive effect to the April 7, 2009, acquisition by Capital Product Partners L.P. of Mango Finance Corp., and the April 13, 2009, acquisition of Navarro International S.A.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 4, 2010 expressed an unqualified opinion on the Partnership’s internal control over financial reporting.

/s/ Deloitte. Hadjipavlou, Sofianos, & Cambanis S.A.
Athens, Greece

February 4, 2010

Capital Product Partners L.P.
Consolidated and Combined Balance Sheets (Note 1)
(In thousands of United States Dollars, except number of shares and units)

	December 31, 2009		December 31, 2008
Assets
Current assets
Cash and cash equivalents		$3,552		$43,149
Short term investments (Note 2)		30,390		1,080
Trade accounts receivable		213		6,421
Prepayments and other assets		522		602
Inventories		111		94
Total current assets		34,788		51,346
Fixed assets
Vessels, net (Note 4)		638,723		718,153
Total fixed assets		638,723		718,153
Other non-current assets
Deferred charges, net		3,076		2,884
Restricted cash (Notes 2, 5)		4,500		4,500
Total non-current assets		646,299		725,537
Total assets		$681,087		$776,883

Liabilities and Partners’ Capital/ Stockholders’ Equity
Current liabilities
Current portion of long-term debt (Note 5)	$		$
Current portion of related-party long-term debt (Note 3)				24,538
Trade accounts payable		296		475
Due to related parties (Note 3)		4,939		2,256
Accrued liabilities (Note 7)		2,273		1,149
Deferred revenue – current		3,458		3,795
Total current liabilities		10,966		32,213
Long-term liabilities
Long-term debt (Note 5)		474,000		474,000
Long-term related-party debt (Note 3)				27,762
Deferred revenue – long-term		2,062		1,568
Derivative instruments (Note 6)		36,931		47,414
Total long-term liabilities		512,993		550,744
Total liabilities		523,959		582,957
Commitments and contingencies (Note 13)
Stockholders’ equity
Common stock (par value $0 and 1,000 shares issued and outstanding at December 31, 2008)
Additional paid in capital				21,295
Retained earnings				456
Partners’ capital
General Partner		3,803		16,785
Limited Partners - Common (24,817,151 and 16,011,629 units issued and outstanding at December 31, 2009 and 2008, respectively)		186,493		122,811
Limited Partners - Subordinated (0 and 8,805,522 units issued and outstanding at December 31, 2009 and 2008, respectively)				76,230
Accumulated other comprehensive loss (Notes 2, 6)		(33,168)		(43,651)
Total partners’ capital/ stockholders’ equity		157,128		193,926
Total liabilities and partners’ capital/ stockholders’ equity		$681,087		$776,883

The accompanying notes are an integral part of these consolidated and combined financial statements.

Capital Product Partners L.P.
Consolidated and Combined Statements of Income (Note 1)
(In thousands of United States Dollars, except number of units and earnings per unit)

	For the years ended December 31,
	2009	2008	2007

Revenues	$123,477	132,675	$86,545

Expenses:
Voyage expenses (Note 8)	1,059	1,123	3,553
Vessel operating expenses - related party (Notes 3, 8)	30,095	25,653	12,688
Vessel operating expenses (Note 8)	499	3,803	6,287
General and administrative expenses	2,876	2,817	1,477
Depreciation and amortization (Note 4)	28,264	25,185	15,363
Operating income	60,684	74,094	47,177
Other income (expense):
Interest expense and finance cost	(32,115)	(25,602)	(13,121)
Loss on interest rate agreements			(3,763)
Interest income	1,478	1,283	711
Foreign currency loss, net	(12)	(56)	(45)
Total other expense, net	(30,649)	(24,375)	(16,218)
Net income	30,035	49,719	30,959
Less:
Net (loss) / income attributable to CMTC operations	810	(1,048)	9,388
Partnership’s net income	$29,225	50,767	$21,571
General Partner’s interest in Partnership’s net income	$584	13,485	$431
Limited Partners’ interest in Partnership’s net income	$28,641	37,282	$21,140
Net income per:
● Common units (basic and diluted)	$1.15	1.56	$1.11
● Subordinated units (basic and diluted)	$1.17	1.50	$0.70
● Total units (basic and diluted)	$1.15	1.54	$0.95
Weighted-average units outstanding:
● Common units (basic and diluted)	23,755,663	15,379,212	13,512,500
● Subordinated units (basic and diluted)	1,061,488	8,805,522	8,805,522
● Total units (basic and diluted)	24,817,151	24,184,734	22,318,022

The accompanying notes are an integral part of these consolidated and combined financial statements.

Capital Product Partners L.P.
Consolidated and Combined Statements of Changes in Partners’ Capital/ Stockholders’ Equity
(In thousands of United States Dollars)

			Partners’ Capital
	Comprehensive Income	Common Stockholders’ Equity	General Partner	Common	Subordinated	Total	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2007		$61,067						$61,067
Capital contribution by CMTC (Note 11)		31,279						31,279
Net income attributable to CMTC	$9,388	9,388						9,388
Equity of contributed companies retained by CMTC (Note 11)		(4,340)						(4,340)
Distribution of Initial Vessels’ retained earnings as of April 3, 2007 to CMTC (Note 11)		(9,919)						(9,919)
Issuance of partnership units in exchange for common equity (Notes 1, 4)		(55,073)	5,471	162,214	105,863	273,548		218,475
Excess of purchase price over acquired assets (Note 4)			(1,617)	(47,954)	(31,295)	(80,866)		(80,866)
Dividend paid to CMTC (Note 1)			(500)	(14,825)	(9,675)	(25,000)		(25,000)
Dividends declared and paid to unitholders (Note 11)			(341)	(10,096)	(6,589)	(17,026)		(17,026)
Partnership net income	21,571		431	15,000	6,140	21,571		21,571
Other comprehensive income/(loss):
● Unrealized loss on derivative instruments (Notes 2, 6)	(10,288)						(10,288)	(10,288)
Comprehensive income	$20,671
Balance at December 31, 2007		$32,402	3,444	104,339	64,444	172,227	(10,288)	$194,341

Capital Product Partners L.P.
Consolidated and Combined Statements of Changes in Partners’ Capital/ Stockholders’ Equity
(In thousands of United States Dollars)

			Partners’ Capital
	Comprehensive Income	Common Stockholders’ Equity	General Partner	Common	Subordinated	Total	Accumulated Other Comprehensive Loss	Total
Dividends declared and paid to unitholders (Note 11)			(798)	(24,871)	(14,221)	(39,890)		$(39,890)
Capital contribution by CMTC (Note 11)		12,135						12,135
Net loss attributable to CMTC	$(1,048)	(1,048)						(1,048)
Equity of contributed companies retained by CMTC (Note 11)		(21,738)						(21,738)
Issuance of common units for vessels’ acquisitions (Notes 1, 4)			956	28,686	18,163	47,805		47,805
Excess of purchase price over acquired assets (Note 4)			(302)	(9,397)	(5,384)	(15,083)		(15,083)
Partnership net income	50,767		13,485	24,054	13,228	50,767		50,767
Other comprehensive income/(loss):
● Unrealized loss on derivative instruments (Notes 2, 6)	(33,363)						(33,363)	(33,363)
Comprehensive income	$16,356
Balance at December 31, 2008		$21,751	16,785	122,811	76,230	215,826	(43,651)	$193,926

Capital Product Partners L.P.
Consolidated and Combined Statements of Changes in Partners’ Capital/ Stockholders’ Equity
(In thousands of United States Dollars)

			Partners’ Capital
	Comprehensive Income	Common Stockholders’ Equity	General Partner	Common	Subordinated	Total	Accumulated Other Comprehensive Loss	Total
Dividends declared and paid to unitholders (Note 11)			(13,880)	(47,337)	(9,246)	(70,463)		(70,463)
Capital contribution by CMTC (Note 11)		40,570						40,570
Net income attributable to CMTC	810	810						810
Equity of contributed companies retained by CMTC (Note 11)		(63,131)						(63,131)
Partnership net income	29,225		584	27,399	1,242	29,225		29,225
Conversion of subordinated units				68,226	(68,226)
Difference of net book values of exchanged vessels net of cash consideration paid (Note 4)			314	15,394		15,708		15,708
Other comprehensive income/(loss):
● Unrealized gain on derivative instruments (Notes 2, 6)	10,483						10,483	10,483
Comprehensive income	$40,518
Balance at December 31, 2009			$3,803	186,493		190,296	(33,168)	$157,128

The accompanying notes are an integral part of these consolidated and combined financial statements.

Capital Product Partners L.P.
Consolidated and Combined Statements of Cash Flows (Note 1)
(In thousands of United States Dollars)

	For the years ended December 31,
	2009	2008	2007
Cash flows from operating activities:
Net income	$30,035	$49,719	$30,959
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	28,264	25,185	15,271
Amortization of deferred charges	442	395	214
Loss on interest rate swap agreement			3,763
Changes in operating assets and liabilities:
Trade accounts receivable	6,095	(4,858)	(3,841)
Due from related parties	(11)	(235)	(4,842)
Prepayments and other assets	11	(545)	(542)
Inventories	(289)	83	(344)
Trade accounts payable	494	1,068	1,787
Due to related parties	4,460	2,584	4,297
Accrued liabilities	420	799	(690)
Deferred revenue	157	1,200	8,552
Dry docking expenses paid	-	(251)	(921)
Net cash provided by operating activities	70,078	75,144	53,663
Cash flows from investing activities:
Vessel acquisitions and new building advances (Note 4)	(26,460)	(267,673)	(332,446)
Additions to restricted cash		(1,250)	(3,250)
Purchase of short term investments	(111,850)	(1,080)
Maturity of short term investments	82,540
Net cash used in investing activities	(55,770)	(270,003)	(335,696)
Cash flows from financing activities:
Proceeds from issuance of long-term debt		199,500	305,050
Proceeds from related-party debt		112,843	109,711
Payments of long-term debt		(8,080)	(16,716)
Payments of related-party debt	(23,309)	(52,463)	(2,376)
Loan issuance costs	(703)	(1,950)	(1,092)
Payment of offering expenses		(249)
Excess of purchase price over book value of vessels acquired from entity under common control (Note 4)		(3,755)	(80,866)
Dividends paid	(70,463)	(39,890)	(42,026)
Cash balance distributed to previous owner		(2)	(2,251)
Capital contributions by CMTC	40,570	12,135	31,279
Net cash (used in) / provided by financing activities	(53,905)	218,089	300,713

Net (decrease) / increase in cash and cash equivalents	(39,597)	23,230	18,680
Cash and cash equivalents at beginning of period	43,149	19,919	1,239
Cash and cash equivalents at end of period	3,552	43,149	$19,919
Supplemental Cash Flow Information
Cash paid for interest	$30,929	$24,264	$14,640
Non-Cash Investing and Financing Activities
Net book value of vessels transferred-in, M/T Agamemnon II and M/T Ayrton II less cash paid.	$68,054
Net book value of vessels transferred-out, M/T Assos and M/T Atrotos	$(70,496)
Net liabilities assumed by CMTC upon contribution of vessels to the Partnership (Note 10)	$31,073	$74,239	$213,743
Units issued to acquire vessel-owning company of M/T Amore Mio II (Note 4)		$37,739
Units issued to acquire vessel-owning company of M/T Aristofanis (Note 4)		$10,066
Change in accrued capitalized costs	$870
Change in payable offering expenses		$49

The accompanying notes are an integral part of these consolidated and combined financial statements.

1.	Basis of Presentation and General Information

Capital Product Partners L.P. (the “Partnership” or “CPP”) was formed on January 16, 2007, under the laws of the Marshall Islands for the purpose of acquiring interests in eight wholly owned subsidiaries of Capital Maritime & Trading Corp. (“CMTC”), each of which owned, a double-hull medium-range product tanker (the “Initial Vessels”).

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

On April 3, 2007, the Initial Public Offering (the “IPO” or the “Offering”) of CPP on the NASDAQ Global Market was completed successfully. In connection with the Offering the Partnership entered into several new agreements including:

●
A contribution agreement with CMTC, pursuant to which the Partnership purchased all of the outstanding capital stock of the vessel-owning companies of the Initial Vessels having net book value of $273,548 as of April 3, 2007 (CMTC retained all assets of those subsidiaries other than the vessels, and paid off all debt of those subsidiaries), in exchange for:

a.	the issuance to CMTC of 11,750,000 common units and 8,805,522 subordinated units,
b.	the payment to CMTC of a cash dividend in the amount of $25,000,
c.
the issuance to CMTC of the right to receive an additional dividend of $30,000 in cash or a number of common units necessary to satisfy the underwriters’ overallotment option or a combination thereof, and

d.
the issuance to the Partnership’s general partner, Capital GP L.L.C. (“CGP”), a wholly owned subsidiary of CMTC, 419,500 general partner units representing a 2% general partner interest in the Partnership and all of incentive distribution rights which will entitle CGP to increasing percentages of the cash that the Partnership will distribute in excess of $0.4313 per unit per quarter.

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

●	Revolving credit facility of up to $370,000 and swapped the interest portion for $366,500 in order to reduce the exposure of interest rates fluctuations (Note 6).

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

On September 24, 2007, the Partnership remitted to CMTC the amount of $23,000 in exchange for the acquisition of the shares of the vessel-owning company of the M/T Attikos, a 12,000 DWT, 2005-built double hull product tanker. M/T Attikos was neither an Initial nor a Committed Vessel.

1.	Basis of Presentation and General Information – Continued

On March 27, 2008, the Partnership entered into a share purchase agreement with CMTC for the acquisition of the shares of the vessel-owning company of the M/T Amore Mio II, a 159,982 dwt, 2001 built, double hull tanker from CMTC and took delivery of the vessel on the same date. The total purchase price for the shares of the vessel-owning company of the M/T Amore Mio II was $85,739. The acquisition of the shares of the vessel-owning company was funded by $2,000 from available cash, $46,000 through a draw down from the new revolving $350,000 credit facility, and the remaining amount through the issuance of 2,048,823 common units to CMTC at a price of $18.42 per unit as quoted on the Nasdaq Stock Exchange on March 26, 2008, the day prior to the acquisition. M/T Amore Mio II was neither an Initial nor a Committed Vessel.

On March 31, 2008, CMTC made a capital contribution of 40,976 common units to the Partnership in exchange for the issuance of the same number of general partner units to CGP in order for it to maintain its 2% general partner interest in the Partnership.

On April 30, 2008, the Partnership entered into a share purchase agreement with CMTC for the acquisition of the shares of the vessel-owning company of the M/T Aristofanis, a 12,000 dwt, 2005 built, double hull tanker from CMTC and took delivery of the vessel on the same date. The total purchase price for the shares of the vessel-owning company of the M/T Aristofanis was $21,566. The acquisition of the shares of the vessel-owning company was funded by $11,500 through a draw down from the new revolving $350,000 credit facility, and the remaining amount through the issuance of 501,308 common units to CMTC at a price of $20.08 per unit as quoted on the Nasdaq Stock Exchange on April 29, 2008, the day prior to the acquisition. M/T Aristofanis was neither an Initial nor a Committed Vessel.

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

On January 30, 2009, the Partnership’s board of directors declared a cash distribution of $1.05 per unit, which resulted in a distribution of $12,724 with respect to incentive distribution rights held by CGP, in accordance with the terms of the partnership agreement. The payment of this distribution brought annual distributions to unitholders to $2.27 per unit for the year ended December 31, 2008, a level which under the terms of the partnership agreement resulted in the early termination of the subordination period and the conversion of the subordinated units into common units on a one-to-one basis. Following the conversion of subordinated units into common units, CMTC owned a 46.6% interest in the Partnership, including 11,304,651common units and a 2% interest in us through its ownership of our general partner.

On April 7, 2009, CMTC and CPP signed a Share Purchase Agreement under which CMTC sold to CPP the shares of the vessel-owning company of the M/T Agamemnon II, a 51,238 dwt chemical/product tanker built in 2008. The M/T Agamemnon II has been chartered to BP Shipping Limited under a time charter expiring in December 2011. All assets and liabilities of the vessel-owning company of the M/T Agamemnon II, except the vessel, necessary permits and time charter agreement, were retained by CMTC.  In exchange, CMTC received all the shares of the vessel-owning company of M/T Assos, which was part of the Initial Vessels and an additional cash consideration of $4,000. All assets and liabilities of the vessel-owning company of M/T Assos, except the vessel and necessary permits were retained by CPP. M/T Agamemnon II was neither an Initial nor a Committed Vessel.

1.	Basis of Presentation and General Information – Continued

On April 13, 2009, CMTC and CPP signed a Share Purchase Agreement under which CMTC sold to CPP all the shares of the vessel-owning company of M/T Ayrton II a 51,260 dwt chemical/product tanker, built in 2009. The M/T Ayrton II has been chartered to BP Shipping Limited under a time charter expiring in March 2011. All assets and liabilities of the vessel-owning company of M/T Ayrton II, except the vessel, necessary permits and time charter agreement, were retained by CMTC.  In exchange, CMTC received all the shares of the vessel-owning company of M/T Atrotos, which was part of the Committed Vessels and an additional cash consideration of $4,000. All assets and liabilities of the vessel-owning company of M/T Atrotos, except the vessel and necessary permits were retained by CPP.  M/T Ayrton II was neither an Initial nor a Committed Vessel.

Following the exchange of the vessel-owning companies of the M/T Assos and the M/T Atrotos by the vessel-owning companies of the M/T Agamemnon II and the M/T Ayrton II, the major terms of the Partnership’s credit facilities and interest rate swap agreements, except for the substitutions of guarantors, remained unchanged.

The Initial Vessels were recorded by the Partnership at historical cost at the date of transfer and were accounted for as a combination of entities under common control.  All assets, liabilities and equity other than the relevant vessel, related charter agreement and related permits of these vessels’ ship-owning companies were retained by CMTC.

The Partnership accounted for the acquisition of the vessel-owning company of the M/T Attikos, the M/T Amore Mio II the M/T Aristofanis, the M/T Agamemnon II and the M/T Ayrton II (together, the “Non-Contracted Vessels”) as a transfer of equity interest between entities under common control. For a combination between entities under common control, the purchase cost provisions (as they relate to purchase business combinations involving unrelated entities) explicitly do not apply; instead the method of accounting prescribed by accounting standards for such transfers is similar to pooling-of-interests method of accounting. Under this method, the carrying amount of assets and liabilities recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. No recognition is made for a purchase premium or discount representing any difference between the cash consideration paid and the book value of the net assets acquired.

Following the acquisition of the vessel-owning companies of the Non-Contracted Vessels from CMTC, the Partnership recognized the vessels acquired at their carrying amounts (historical cost) in the accounts of CMTC (the transferring entity) at the date of transfer. In addition, transfers of equity interest between entities under common control are accounted for as if the transfer occurred at the beginning of the period, and prior years are retroactively adjusted to furnish comparative information similar to the pooling method. The amount of the purchase price in excess of CMTC’s basis in the net assets is recognized as a reduction to partners’ capital. In the case of the acquisition of the shares of the vessel owning companies of the M/T Agamemnon II and the M/T Ayrton II the carrying amount of these two vessels in CMTC’s financial statements was in excess of the net book value of the M/T Atrotos and the M/T Assos, net of cash consideration paid therefore. This difference was recognized as an increase to the partner’s capital.

The Committed Vessels were delivered to CMTC from the shipyards (unrelated parties) and on the same date the Partnership acquired the shares of the vessel-owning companies. These vessel-owning companies did not have an operating history, as such, there is no information to retroactively restate that should be considered. Accordingly the Committed Vessels (M/T Atrotos, M/T Akeraios, M/T Apostolos, M/T Anemos I, M/T Alexandros II, M/T Aristotelis II, and M/T Aris II) were transferred to the Partnership at historical cost of CMTC at the date of transfer. All assets, other than the vessels, liabilities and equity that the vessel-owning companies of the Committed Vessels had at the time of the transfer were retained by CMTC.

The vessel-owning companies of the M/T Assos and the M/T Atrotos were deconsolidated from the Partnership accounts as of the date of the transfer to CMTC.  Results of operations, cash flows, and balances of these vessels prior to their transfer to CMTC are included in the Partnership’s consolidated and combined financial statements.

Combined information presented in these financial statements reflects the historical carrying costs, operations and cash flows of the contributed companies, as each vessel-owning company was under the common control of CMTC. These financial statements are collectively referred to as “combined” financial statements. Financial statements presented reflecting the Partnership’s balance sheets, results of operations and cash flows are referred to as “consolidated” financial statements.

1.	Basis of Presentation and General Information – Continued

The consolidated and combined financial statements include the following vessel-owning companies and management company which were all incorporated or formed under the laws of the Marshall Islands.

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	DWT	Date acquired by the Partnership	Date acquired by CMTC
Capital Product Operating GP LLC	01/16/2007
Shipping Rider Co.	09/16/2003	M/T Atlantas (1)	36,760	04/04/2007	04/26/2006
Canvey Shipmanagement Co.	03/18/2004	M/T Assos (1), (4)	47,872	04/04/2007	05/17/2006
Centurion Navigation Limited	08/27/2003	M/T Aktoras (1)	36,759	04/04/2007	07/12/2006
Polarwind Maritime S.A.	10/10/2003	M/T Agisilaos (1)	36,760	04/04/2007	08/16/2006
Carnation Shipping Company	11/10/2003	M/T Arionas (1)	36,725	04/04/2007	11/02/2006
Apollonas Shipping Company	02/10/2004	M/T Avax (1)	47,834	04/04/2007	01/12/2007
Tempest Maritime Inc.	09/12/2003	M/T Aiolos (1)	36,725	04/04/2007	03/02/2007
Iraklitos Shipping Company	02/10/2004	M/T Axios (1)	47,872	04/04/2007	02/28/2007
Epicurus Shipping Company	02/11/2004	M/T Atrotos (2), (5)	47,786	05/08/2007	05/08/2007
Laredo Maritime Inc.	02/03/2004	M/T Akeraios (2)	47,781	07/13/2007	07/13/2007
Lorenzo Shipmanagement Inc.	05/26/2004	M/T Apostolos (2)	47,782	09/20/2007	09/20/2007
Splendor Shipholding S.A.	07/08/2004	M/T Anemos I (2)	47,782	09/28/2007	09/28/2007
Ross Shipmanagement Co.	12/29/2003	M/T Attikos (3)	12,000	09/24/2007	01/20/2005
Sorrel Shipmanagement Inc.	02/07/2006	M/T Alexandros II (M/T Overseas Serifos) (2)	51,258	01/29/2008	01/29/2008
Baymont Enterprises Incorporated	05/29/2007	M/T Amore Mio II (3)	159,982	03/27/2008	07/31/2007
Forbes Maritime Co.	02/03/2004	M/T Aristofanis (3)	12,000	04/30/2008	06/02/2005
Wind Dancer Shipping Inc.	02/07/2006	M/T Aristotelis II (M/T Overseas Sifnos) (2)	51,226	06/17/2008	06/17/2008
Belerion Maritime Co.	01/24/2006	M/T Aris II (M/T Overseas Kimolos) (2)	51,218	08/20/2008	08/20/2008
Mango Finance Corp.	07/14/2006	M/T Agamemnon II (3), (4)	51,238	04/07/2009	11/24/2008
Navarro International S.A.	07/14/2006	M/T Ayrton II (3), (5)	51,238	04/13/2009	04/10/2009

(1) Initial Vessels
(2) Committed Vessels
(3) Non-Contracted Vessels
(4) On April 7, 2009 the M/T Assos was exchanged with the M/T Agamemnon II
(5) On April 13, 2009 the M/T Atrotos was exchanged with the M/T Ayrton II

2.	Significant Accounting Policies

(a)
Principles of Consolidation and Combination: The accompanying consolidated and combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), after giving retroactive effect to the combination of entities under common control in 2007, 2008 and 2009, as described in Note 1 to the consolidated and combined financial statements, and include the accounts of the legal entities comprising the Partnership as discussed in Note 1. Intra-group balances and transactions have been eliminated upon consolidation. Balances and transactions with CMTC and its affiliates have not been eliminated, but are presented as balances and transactions with related parties.

(b)
Use of Estimates: The preparation of consolidated and combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates. Additionally, these consolidated financial statements include allocations for certain expenses, including corporate overhead expenses that are normally incurred by a listed company.

(c)
Other Comprehensive Income (Loss): The Partnership separately records certain transactions directly as components of partners’ capital / stockholders’ equity. For the years ended December 31, 2009, 2008 and 2007 other comprehensive income/(loss) amounted to $10,483, ($33,363) and ($10,288), respectively., and is solely comprised of changes is interest rate swaps that qualify as cash flow hedges (Note 6). As of December 31, 2009, 2008 and 2007 the Partnership had Accumulated Other Comprehensive Loss of $33,168, $43,651 and $10,288, respectively.

(d)
Accounting for Revenue, Voyage and Operating Expenses: The Partnership generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either time charters or bareboat charters.  A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable monthly in advance. Some of the Partnership’s time charters also include profit sharing provisions, under which the Partnership can realize additional revenues in the event that spot rates are higher than the base rates in these time charters. A bareboat charter is a contract in which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, which is generally payable monthly in advance, and the customer generally assumes all risk and costs of operation during the lease term. We may in the future employ some of our vessels on voyage charters. Revenues under voyage charter agreements are recognized when a voyage agreement exists, the price is fixed, service is provided and the collection of the related revenue is reasonably assured, revenues are recorded over the term of the charter as service is provided and recognized on a pro-rata basis over the duration of the voyage. A voyage is deemed to commence upon the later of the completion of discharge of the vessel’s previous cargo or upon vessel arrival to the agreed upon port based on the terms of a voyage contract that is not cancelable and voyage is deemed to end upon the completion of discharge of the delivered cargo.

All of the Partnership’s time charters and bareboat charters are classified as operating leases. Revenues under operating lease arrangements are recognized when a charter agreement exists, charter rate is fixed and determinable, the vessel is made available to the lessee, and collection of the related revenue is reasonably assured. Revenues are recognized ratably on a straight line basis over the period of the respective time or bareboat charter. Revenues from profit sharing arrangements in time charters represent 50% portion of time charter equivalent (voyage income less direct expenses, divided by operating days), that exceeds the agreed base rate and are recognized in the period earned. Deferred revenue represents cash received in advance of being earned. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the rest as long term liability.

Vessel voyage expenses are direct expenses to voyage revenues and primarily consist of commissions, port expenses, canal dues and bunkers. Commissions are expensed over the related charter period and all the other voyage expenses are expensed as incurred. Under the Partnership’s time and bareboat charter agreements, all voyages expenses, except commissions for which we are liable, are assumed by the charterer. With the exception of our Morgan Stanley Capital Group Inc. time charter agreements and Overseas Shipholding Group Inc. bareboat charter agreements where the charterer is responsible for the commissions.

Vessel operating expenses presented in the consolidated financial statements consist of management fees payable to the Manager. The Manager provides commercial and technical services such as crewing, repairs and maintenance, insurance, stores, spares, and lubricants through a management agreement for a fixed daily fee of $5.5 per vessel for the time chartered vessels, except for the M/T Amore Mio II, M/T Agamemnon II and M/T Ayrton II for which the daily fixed fee is $8.5, $6.5 and $6.5, respectively. The fee also includes expenses related to the next scheduled special or intermediate survey as applicable and related dry-docking for each vessel.

2.	Significant Accounting Policies – Continued

(d)	Accounting for Revenue, Voyage and Operating Expenses – Continued:

Furthermore, pursuant to the management agreement, the Manager may charge the Partnership for additional costs such as insurance deductibles, vetting, and repairs and spares that relate to unforeseen events. For bareboat chartered vessels, the bareboat charterer is responsible for vessel operating expenses such as crewing, repairs and maintenance, insurance, stores, spares, and lubricants, and the Partnership pays a fixed daily fee of $0.3 to the Manager for expenses mainly to cover compliance costs.

Vessel operating expenses presented in the combined financial statements consist of all expenses relating to the operation of the vessels including crewing, repairs and maintenance, insurances, stores and lubricants, management fees and miscellaneous expenses.  Vessel operating expenses are expensed as incurred.

(e)
Foreign Currency Transactions: The functional currency of the Partnership is the U.S. Dollar because the Partnership’s vessels operate in international shipping markets that utilize the U.S. Dollar as the functional currency. The accounting records of the Partnership are maintained in U.S. Dollars.  Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions.  At the balance sheet dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. Dollar, are translated into the functional currency using the exchange rate at that date.  Gains or losses resulting from foreign currency transactions and translations are included in Foreign currency loss, net in the accompanying consolidated and combined statements of income.

(f)
Cash and Cash Equivalents: The Partnership considers highly-liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(g)
Short-term investments: Short-term investments consist of cash time deposits with original maturity of three to twelve months and amounted to $30,390 and $1,080 as of December 31, 2009 and 2008, respectively.

(h)
Restricted cash: For the Partnership to comply with debt covenants under its credit facility, it must maintain minimum cash deposits. Such deposits are considered by the Partnership to be restricted cash. As of December 31, 2009 and 2008, restricted cash amounted to $4,500 and is presented under other non-current assets.

(i)
Trade Accounts Receivable: The amount shown as trade accounts receivable primarily consists of profit share earned but not yet collected. At each balance sheet date all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No allowance for doubtful accounts was established as of December 31, 2009 and 2008.

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

2.	Significant Accounting Policies – Continued

(l)
Impairment of Long-lived Assets: An impairment loss on long-lived assets is recognized when indicators of impairment are present and the carrying amount of the long-lived asset is less than its fair value and not believed to be recoverable. In determining future benefits derived from use of long-lived assets, the Partnership performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value, less costs to sell. Various factors including future charter rates and vessel operating costs are included in this analysis.

The Partnership did not note for the year ended December 31, 2008 and for the period from April 4, 2007 to December 31, 2007, any events or changes in circumstances indicating that the carrying amount of its vessels may not be recoverable. However, in the year ended December 31, 2009, market conditions changed significantly as a result of the credit crisis and resulting slowdown in world trade. Charter rates for tanker vessels decreased and values of assets were affected although there were limited transactions to confirm the decrease in vessel values. The Partnership considered these market developments as indicators of potential impairment of the carrying amount of its assets. The Partnership performed an undiscounted cash flow test as of December 31, 2009, determining undiscounted projected net operating cash flows for the vessels and comparing them to the vessels’ carrying values. In developing estimates of future cash flows, the Partnership made assumptions about future charter rates, utilization rates, vessel operating expenses, future dry docking costs and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations that are in line with the Partnership’s historical performance and expectations for the vessels’ utilization under the deployment strategy. Based on these assumptions, the Partnership determined that the undiscounted cash flows supported the vessels’ carrying amounts as of December 31, 2009.

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

(o)
Concentration of Credit Risk: Financial instruments which potentially subject the Partnership to significant concentrations of credit risk consist principally of cash and cash equivalents, interest rate swaps, and trade accounts receivable. The Partnership places its cash and cash equivalents, consisting mostly of deposits, and enters into interest rate swap agreements with creditworthy financial institutions as rated by qualified rating agencies. Most of the Partnership’s revenues were derived from a few charterers. For the year ended December 31, 2009, British Petroleum Shipping Limited, Morgan Stanley Capital Group Inc., and OSG accounted for 59%, 22% and 12% of the Partnership’s total revenue, respectively. For the year ended December 31, 2008 British Petroleum Shipping Limited and Morgan Stanley Capital Group Inc., accounted for 54% and 33% of total revenue, respectively. For the year ended December 31, 2007, British Petroleum Shipping Limited and Morgan Stanley Capital Group Inc. accounted for 58% and 24% of total revenue, respectively. The Partnership does not obtain rights of collateral from its charterers to reduce its credit risk.

(p)
Fair Value of Financial Instruments: On January 1, 2008, the Partnership adopted the accounting guidance for Fair Value Measurements for financial assets and liabilities and any other assets and liabilities carried at fair value. This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Partnership’s adoption of this accounting guidance did not have a material effect on the Partnership’s Consolidated and Combined Financial Statements for financial assets and liabilities and any other assets and liabilities carried at fair value. The carrying value of trade receivables, accounts payable and current accrued liabilities approximates their fair value. The fair values of long-term variable rate bank loans approximate the recorded values, due to their variable interest and due to the fact that we have recently amended a financial covenant for our loans and the lenders have increased the margin over LIBOR that we pay to reflect their current risk. We believe the terms of our loans are similar to those that could be procured as of December 31, 2009. Interest rate swaps are recorded at fair value on the consolidated and combined balance sheet.

(q)
Interest Rate Swap Agreements:  The Partnership designates its derivatives based upon the intended use, and recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value.  Changes in the fair value of each derivative instrument are recorded depending on the intended use of the derivative and the resulting designation.  For a derivative that does not qualify as a hedge, changes in fair value are recognized within the income statement.  For derivatives that qualify as cash flow hedges, the changes in fair value of the effective portion are recognized at the end of each reporting period in Other comprehensive income / (loss), until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized in the income statement.

2.	Significant Accounting Policies – Continued

(r)
Net Income (Loss) Per Limited Partner Unit: Basic and diluted net income per limited partner unit is calculated by dividing Partnership’s net income less general partner interest in net income (including incentive distribution rights) by the weighted-average number of outstanding limited partner units during the period (Note 12). Diluted net income per limited partner unit reflects the potential dilution that could occur if securities or other contracts to issue limited partner units were exercised. The Partnership had no dilutive securities outstanding during the years ended December 31, 2009, 2008 and 2007.

(s)
Income Taxes: The Partnership is not subject to the payment of any income tax on its income. Instead, a tax is levied based on the tonnage of the vessels, which is included in operating expenses (Note 9).

(t)
Segment Reporting: The Partnership reports financial information and evaluates its operations by charter revenues and not by the length or type of ship employment for its customers, i.e. time or bareboat charters. The Partnership does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Partnership has determined that it operates under one reportable segment. Furthermore, when the Partnership charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

(u)	Recent Accounting Pronouncements:

In December 2007, the Financial Accounting Standards Board (“FASB”) issued new guidance on Business Combinations. This new accounting guidance establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquired. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Partnership adopted this guidance as of January 1, 2009. Adoption of this guidance did not have any effect on the Partnerships financial statements.

In December 2007, the FASB issued new guidance that establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance is effective for periods beginning after December 15, 2008. The Partnership adopted this guidance as of January 1, 2009. Adoption of this guidance did not have any effect on the Partnerships financial statements.

In February 2008, the FASB issued the FASB new guidance which delays the effective date of fair value measurement guidance, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this guidance, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other than those meeting the definition of a financial asset or financial liability as defined in guidance, “The Fair Value Option for Financial Assets and Financial Liabilities.” This guidance defers the effective date of fair value measurement guidance to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this guidance. The Partnership didn’t make any fair value options under this guidance.

2.	Significant Accounting Policies – Continued

(u)	Recent Accounting Pronouncements – Continued:

In October 2008, the FASB issued new guidance which clarifies the application of, Fair Value Measurements in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. This guidance applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with fair value measurements. This guidance shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate. The disclosure provisions of a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. Partnership didn’t make any fair value options under this guidance.

In March 2008, the FASB issued new guidance for disclosures about derivative instruments and hedging activities.This new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Partnership adopted this standard as of January 1, 2009. All disclosures required by this guidance have been made in Note 6 of these financial statements.

In March 2008, the FASB issued new guidance for the application of the two-class method under, Earnings per Share, to Master Limited Partnerships. This accounting guidance considers whether the incentive distributions of a master limited partnership represent a participating security when considered in the calculation of earnings per unit under the two-class method. This guidance also considers whether the partnership agreement contains any contractual limitations concerning distributions to the incentive distribution rights that would impact the amount of earnings to allocate to the incentive distribution rights for each reporting period. If distributions are contractually limited to the incentive distribution rights’ share of currently designated available cash for distributions as defined under the partnership agreement, undistributed earnings in excess of available cash should not be allocated to the incentive distribution rights. Any excess distributions over earnings shall be allocated to the GP and LPs based on their respective sharing of losses specified in the Partnership agreement for the period presented. This guidance is effective for fiscal years beginning after December 15, 2008, including interim periods within those fiscal years, and requires retrospective application of the guidance to all periods presented. Early adoption is prohibited. The Partnership is adopted the provisions of this guidance on January 1, 2009 and retrospectively applied the provisions to all periods presented. Due to the retrospective application of this guidance Earning per Unit for the year ended December 31, 2008 decreased from $2.00 (as previously reported) to $1.54. For the period from April 4, 2007 (inception) to December 31, 2007 the application of this guidance did not affect previously reported Earnings per Unit.

In October 2008, the FASB issued guidance regarding subsequent events. This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009, and the adoption did not have a material impact on the Partnership’s financial statements.

On June 29, 2009, the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles and became the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification’s content will carry the same level of authority, effectively superseding previous guidance. In other words, the GAAP hierarchy will be modified to include only two levels of GAAP: authoritative and non-authoritative. This new guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Partnership adopted the new guidance in the fourth quarter of 2009 and updated references to US GAAP in these consolidated financial statements to reflect the guidance in the Codification.

In December 2009, the FASB issued Accounting Standards Update on consolidations to improve financial reporting by enterprises involved with variable interest entities. This new guidance revises previously issued guidance on consolidation of variable interest entities, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance.  This guidance also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity’s financial statements.  This guidance is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, or the Company’s fiscal year beginning October 1, 2010. Early application is not permitted. We do not expect that the adoption of this guidance will have a material impact, if any, on the Partnership’s financial statements.

3.	Transactions with Related Parties

Since April 4, 2007, the Partnership and its subsidiaries, have had related-party transactions with the Manager, a wholly-owned subsidiary of CMTC, which provides management services to the Partnership for a total daily fixed fee of $5.5, except for the M/T Amore Mio II, MT Agamemnon II and M/T Ayrton II for which the daily fixed fee is $8.5, $6.5, and $6.5, respectively, and $0.3 for each time and bare boat chartered vessel. The daily fixed fee for the time chartered vessels also includes expenses related to the next scheduled special or intermediate survey as applicable and related dry docking for each vessel. Total management fees charged by the Manager in relation to the above management agreement for the years ended December 31, 2009, 2008, and for the period from April 4, 2007 to December 31, 2007, were $26,265, $24,305 and $11,573, respectively, and are included in “Vessel operating expenses – related party” in the consolidated income statements.

According to the terms of the management agreement, the Manager charged the Partnership for additional fees and costs, as defined in the management agreement, relating to insurances deductibles, vetting, and repairs and spares that related to unforeseen events, totaling $2,963, $1,002, and $0 for the years ended December 31, 2009, 2008, and for the period from April 4, 2007 to December 31, 2007, respectively.

On April 4, 2007, the Partnership entered into an administrative services agreement with the Manager, pursuant to which the Manager will provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT, clerical, investor relations and other administrative services. Also the Partnership reimburses CGP for all expenses which are necessary or appropriate for the conduct of the Partnership’s business. The Partnership reimburses the Manager and CGP for reasonable costs and expenses incurred in connection with the provision of these services after the Manager submits to the Partnership an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. For the years ended December 31, 2009, 2008, and for the period from April 4, 2007 to December 31, 2007, the Manager and CGP invoiced the Partnership for such services the amount of $1,088, $1,133, and $559, respectively which are included in general and administrative expenses.

The vessel-owning companies of the Initial Vessels and the vessel-owning companies of the M/T Attikos, M/T Amore Mio II, M/T Aristofanis, M/T Agamemnon II and the M/T Ayrton II (the “Non-Contracted Vessels”) had related-party transactions with CMTC and its subsidiaries before their acquisition by CPP mainly for the following reasons:

●	Equity investment,
●	Loan agreements that CMTC entered into, acting as the borrower, for the financing of the construction of five of the Initial Vessels,
●	Manager payments on behalf of the vessel-owning companies and hire receipts from charterers,
●
Manager fixed monthly fees, (which were based on agreements with different terms and conditions than those in the Partnership’s administrative and management agreements) for providing services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, (Note 8),

●	Funds advanced/received to/from entities with common ownership, and
●	Loan draw downs in excess of the advances made to the shipyard by the Manager for the funding of vessels’ extra costs.

3.	Transactions with Related Parties – Continued

Balances with related parties consisted of the following:

	As of December 31, 2009		As of December 31, 2008

Due To Related Parties:
CMTC – loans current portion (a)	$		$24,538
CMTC – loans long–term portion (a)			27,762
Manager – payments on behalf of the Partnership (b)		2,691	584
Management fee payable to CSM (c)		2,248
Manager – payments on behalf of vessel-owning companies (d)			1,672

Total due to related parties		$4,939	$54,556

(a)
CMTC Loans: For the financing of the of the M/T Atlantas, M/T Aktoras, M/T Aiolos, M/T Avax, M/T Assos, M/T Agamemnon II, M/T Ayrton II, and the acquisition of the M/T Amore Mio II, CMTC was the borrower under separate loan agreements and the respective vessel-owning companies acted as guarantors.

As of December 31, 2008 the balance of these loans was $52,300. A summary of the CMTC loans is shown below:

	Bank Loans	Entity	Vessel	As of December 31, 2009	As of December 31, 2008
(i)	Issued in November, 2008 maturing in November, 2020 (Post Delivery loan agreement)	Capital Maritime & Trading Corp.	M/T Agamemnon II	$	$29,400
(ii)	Issued in June, 2008 maturing upon vessel’s delivery from shipyard (Pre-Delivery loan agreement).	Capital Maritime & Trading Corp.	M/T Ayrton II		$22,900
	Total			$	$52,300
	Less: Current portion				24,538
	Long-term portion			$	$27,762

As a result of the exchange of the vessel-owning company of M/T Assos with the vessel-owning company of M/T Agamemnon II, CMTC substituted the collateral and the guarantor company under this loan. M/T Assos is now the collateral and its vessel owning company is the guarantor under this loan. The related-party loan relating to M/T Ayrton II was repaid by CMTC upon delivery of the vessel from the shipyard in April, 2009.

On March 20, 2008 the balance of the related party loan for M/T Amore Mio II amounting to $52,463 was fully repaid by CMTC. On April 4, 2007, the M/T Atlantas’, M/T Aktoras’, M/T Aiolos’, M/T Avax’ and M/T Assos’ outstanding loan balances, which amounted to $133,958, were settled in full by CMTC by the offering proceeds (Note 1).

The bank loans were secured by a first preferred mortgage on the respective vessels and a general assignment of the earnings, insurances, mortgage interest insurance, and requisition compensation of the respective vessels. Interest expense for the related-party loans for the year ended December 31, 2009, 2008 and 2007 amounted to $281, $839 and $3,594 respectively.

3.	Transactions with Related Parties – Continued

(a)	CMTC Loans - Continued:

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

(b)	Manager - Payments on Behalf of Capital Product Partners L.P.: Following the IPO, the Manager invoices the Partnership for payments it makes on behalf of the Partnership and its subsidiaries.

(c)
Management fee payable to CSM: The amount outstanding as of December 31, 2009, represents the management fee payable to CSM as a result of the management agreement the Partnership entered into with CSM (Note 1).

(d)	Manager - payments and receipts on behalf of vessel-owning companies: This payable includes:

●	the settlement of vessels’ obligations related to pre-delivery expenses,
●	the settlement of vessels’ obligations during its operation as part of the CMTC fleet,
●	reduced by the amounts received by the Manager from the vessel-owning subsidiaries during its operations as part of the CMTC fleet.

4.	Vessels

An analysis of vessels is as follows:

	As of December 31, 2009		As of December 31, 2008

Cost:
New buildings advances	$		$28,667
Vessels		704,639	734,308
Total cost		704,639	762,975
Less: accumulated depreciation		(65,916)	(44,822)
Vessels, net		$638,723	$718,153

All of the Partnership’s vessels as of December 31, 2009 have been provided as collateral to secure the Partnership’s two credit facilities.

On April 7 and April 13, 2009 the Partnership acquired from CMTC the shares of the vessel-owning companies of the M/T Agamemnon II and the M/T Ayrton II, respectively. In exchange, CMTC received all the shares of the vessel-owning company of the M/T Atrotos, which was part of the Committed Vessels, the shares of the vessel-owning company of the M/T Assos, which was part of the Initial Vessels, and an additional cash consideration of $8,000 (Note 1). The amount of $15,708 which represents the difference of the historic cost between the exchanged vessels net of cash consideration of $8,000 is recorded as an increase in the partners’ capital for the year ended December 31, 2009. In addition, the amount of $8,000 is included in vessels acquisitions under investing activities in the statements of cash flows for the year ended December 31, 2009.

In December 2009, the M/T Attikos underwent improvements which amounted to $1,179, which are included in the vessel’s historic cost.

On January 29, March 27, April 30, June 17, and August 20, 2008 the Partnership acquired from CMTC the shares of the vessel-owning companies of M/T Alexandros II, M/T Amore Mio II, M/T Aristofanis, M/T Aristotelis II and M/T Aris II respectively, for a total purchase price of $251,305, including cash and share consideration of $203,500 and $47,805, respectively (Note 1). In 2008, the M/T Aristofanis underwent improvements which amounted to $1,194 and which were capitalized as part of vessel’s historic cost. These improvements took place before the acquisition of the vessel by the Partnership. The vessels have been recorded in the Partnership's financial statements at the amount of $236,222 which represents net book value of the vessels reflected in CMTC consolidated financial statements at the time of transfer to the Partnership. The amount of the purchase price in excess of CMTC’s basis of the assets of $15,083 was recognized as a reduction of partners' capital. Of the total excess, the amount of $3,755 represents the cash purchase price in excess of CMTC’s basis of the M/T Alexandros II, M/T Aristotelis II and Aris II and is presented as a financing activity in the statements of cash flows for the year ended December 31, 2008.

On May 8, July 13, September 20, September 24, and September 28, 2007, the Partnership acquired from CMTC the shares of vessel-owning companies of M/T Atrotos, M/T Akeraios, M/T Apostolos, M/T Attikos, and M/T Anemos I, respectively, for a total purchase price of $247,000. The vessels have been recorded in the Partnership's financial statements at the amount of $166,134 which represents net book value of vessels reflected in CMTC consolidated financial statements at the time of transfer to the Partnership. The amount of the purchase price in excess of CMTC’s basis of the assets of $80,866 was recognized as a reduction of partners' capital and is presented also as a financing activity in the statements of cash flows.

The net book value of the Initial Vessels upon their acquisition by the Partnership amounted to $273,548.

5.	Long-Term Debt

Long-term debt consists of the following:

	Bank Loans	Entity	As of December 31, 2009	As of December 31, 2008
(i)	Issued in April, 2007 maturing in June, 2017	Capital Product Partners L.P.	$366,500	$366,500
(ii)	Issued in March, 2008 maturing in March 2018	Capital Product Partners L.P.	107,500	107,500
	Total		$474,000	$474,000
	Less: Current portion
	Long-term portion		$474,000	$474,000

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

In addition the Partnership drew from this credit facility the amount of $28,000 and $22,000 in order to partially finance the acquisition of the shares of the vessel-owning companies of the M/T Aristotelis II and M/T Aris II respectively.
Borrowings under this credit facility are jointly and severally secured by the vessel-owning companies of the collateral vessels.

The credit facility of up to $350,000 is non-amortizing up to March 2013 and will be repaid by twenty equal consecutive three-month installments commencing in June 2013 plus a balloon payment due in March 2018. Loan commitment fees are calculated at 0.325% p.a. on any amount not drawn-down and are paid quarterly.

On March 22, 2007, the Partnership entered into a loan agreement with a syndicate of financial institutions including HSH Nordbank AG, Hamburg for a revolving credit facility, of up to $370,000 for the financing of the acquisition cost, or part thereof, up to fifteen medium range product tankers. Borrowings under this credit facility are jointly and severally secured by the vessel-owning companies of the fifteen vessels (Initial and Committed Vessels). This credit facility is non amortizing up to June 2012 and will be repaid in twenty equal consecutive quarterly installments commencing in September, 2012 plus a balloon payment due in June, 2017. Loan commitment fees are calculated at 0.20% p.a. on any undrawn amount and are paid quarterly. This credit facility was amended on September 19, 2007 to include the financing of the acquisition cost of the M/T Attikos and was further supplemented on June 11, 2008 to, amongst others, amend the provisions relating to security offered under the facility.

5.           Long-Term Debt – Continued

The Partnership’s drawn downs under its credit facilities are as follows:

Vessel / Entity	Date	$370,000 Credit Facility	$350,000 Credit Facility
Capital Product Partners L.P. (1)	04/04/2007	$30,000
M/T Atrotos (1)	05/08/2007	56,000
M/T Akeraios	07/13/2007	56,000
M/T Apostolos	09/20/2007	56,000
M/T Attikos	09/24/2007	20,500
M/T Anemos I	09/28/2007	56,000
M/T Alexandros II	01/29/2008	48,000
M/T Amore Mio II	03/27/2008		$46,000
M/T Aristofanis	04/30/2008		11,500
M/T Aristotelis II	06/17/2008	20,000	28,000
M/T Aris II	08/20/2008	24,000	22,000
Total		$366,500	$107,500

(1)
Following the exchange of the vessel-owning companies of the M/T Assos and the M/T Atrotos by the vessel-owning companies of the M/T Agamemnon II and the M/T Ayrton II, the major terms of the Partnership’s credit facilities except of the substitutions of guarantors, remained unchanged.

As of December 31, 2009, the amount of $3,500 and $242,500 of the Partnership’s revolving credit facilities of up to $370,000 and $350,000 respectively had not been drawn down.

For the years ended December 31, 2009, 2008 and for the period from April 4, 2007 to December 31, 2007 the Partnership recorded interest expense of $30,508, $23,459 and $10,935, respectively. As of December 31, 2009 the weighted average interest rate of the Partnership’s loan facilities was 6.57%.

On April 29, 2008 and September 6, 2007, the outstanding loan balances of the M/T Aristofanis and the M/T Attikos which amounted to $8,080 and $7,000 respectively, were fully paid by CMTC. Furthermore, on April 4, 2007, the M/T Arionas’, the M/T Agisilaos’ and the M/T Axios’ outstanding loan balances, which amounted to $79,885, were settled in full by CMTC by the offering proceeds (Note 1).Interest expense for the combined loans for the years ended December 31, 2008 and 2007 amounted to $124 and $1,856 respectively.

The Partnership’s credit facilities contain a “Market Disruption Clause” where the lenders, at their discretion, may impose additional interest margin if their borrowing rate exceeds effective interest rate stated in the loan agreement with the Partnership. For the years ended December 31, 2009 the Partnership incurred an additional interest expense in the amount of $1,799 due to the “Market Disruption Clause”. For the years ended December 31, 2008 and 2007, the Partnership did not incur any additional interest expense relating to “Market Disruption Clause.”

The credit facilities have a general assignment of the earnings, insurances and requisition compensation of the respective vessel or vessels. Each also requires additional security, including: pledge and charge on current account; corporate guaranteed from each of the eighteen vessel-owning companies, and mortgage interest insurance. Following the swap agreements that the Partnership has entered into, the interest rate under the two revolving credit facilities is fixed (Note 6).

The loan agreements also contain other customary ship finance covenants, including restrictions as to: changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of vessels, the ratio of EBITDA to Net Interest Expenses shall be no less than 2:1, minimum cash requirement of $500 per vessel of which 50% may be constituted by undrawn commitments under the revolving facility, as well as the ratio of net Total Indebtedness to the aggregate Market Value of the total fleet shall not exceed 0.80:1. The credit facilities also contain the collateral maintenance requirement in which the aggregate average fair market value, as defined in the amendment dated June 30, 2009, of the collateral vessels shall be no less than 125% of the aggregate outstanding amount under these facilities. Also the vessel-owning companies may pay dividends or make distributions when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. As of December 31, 2009, the Partnership was in compliance with all financial debt covenants.

On June 30, 2009, the Partnership reached an agreement with its lenders to amend certain covenants in the credit facilities. It was agreed to increase the fleet loan-to-value covenant to 80% from 72.5% in both of its credit facilities. It was also agreed that a number of CPP vessels currently on long term period charter with certain of our top rated charterers will be valued on the basis of their current estimated fair value plus the value of their remaining charter instead of charter free. In exchange, the interest margin for both of the CPP credit facilities was increased to 1.35% - 1.45% over LIBOR subject to the level of the asset covenants. These amendments were effective immediately and are valid until June 2012. All other terms in both of the Partnership’s facilities remain unchanged. The margins prior to the amendment of the terms were 0.75% over LIBOR for the $370,000 credit facility and 1.10% over LIBOR for the $350,000 credit facility.

The required annual loan payments to be made subsequent to December 31, 2009 are as follows:

Bank loans repayment schedule
Year ended December 31,	(i)	(ii)	Total
2010
2011
2012	18,325		18,325
2013	36,650	8,063	44,713
2014	36,650	10,750	47,400
Thereafter	274,875	88,687	363,562
Total	366,500	107,500	474,000

6.	Financial Instruments

Derivative Instruments
All derivatives are carried at fair value on the consolidated balance sheet at each period end.  Balances as of December 31, 2009 and 2008 are as follows:

	December 31, 2009		December 31, 2008
	Interest Rate Swaps	Total	Interest Rate Swaps	Total
Long-term liabilities	$(36,931)	$(36,931)	$(47,414)	$(47,414)
	$(36,931)	$(36,931)	$(47,414)	$(47,414)

Tabular disclosure of financial instruments is as follows:

	Asset Derivatives			Liability Derivatives
		December 31, 2009	December 31, 2008		December 31, 2009	December 31, 2008
Derivatives designated as hedging instruments	Balance Sheet Location	Fair value	Fair value	Balance Sheet Location	Fair value	Fair value
Interest rate swaps				Financial instruments Long-term liabilities	$36,931	$47,414

Total derivatives designated as hedging instruments				Total derivatives designated as hedging instruments	$36,931	$47,414

The Effect of Derivative Instruments on the Statement of Changes in Partners’ Capital is as follows:

Derivatives for cash flow hedging relationships	Amount of Gain/(Loss) Recognized in OCI on Derivative (Effective Portion)
	For the year ended December 31,
	2009	2008	2007
Interest rate swaps	$10,483	$(33,363)	$(10,288)
Total	10,483	(33,363)	(10,288)

The Effect of Derivative Instruments on the Statements of Income is as follows:

Derivatives designated as hedging instruments	Location of Gain or (Loss) Recognized	Amount of Gain/(Loss) (Ineffective Portion)
		For the year ended December 31,
		2009	2008	2007
Interest rate swaps	Loss on interest rate agreements			$(3,763)
Total				$(3,763)

The fair value of the Partnership’s interest rate swaps is the estimated amount the Partnership would pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the Partnership and its counter parties.

The Partnership follows the accounting guidance for derivative instruments which requires new disclosure that establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.  This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The Partnership’s interest rate swap agreements, entered into pursuant to its loan agreements, are based on LIBOR swap rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined. Fair value of the interest rate swaps is determined using a discounted cash flow method based on market-base LIBOR swap yield curves.

	December 31,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	2009	(Level 1)	(Level 2)	(Level 3)
Derivatives	$(36,931)		$(36,931)

Total	$(36,391)		$(36,931)

The Partnership entered into eight interest rate swap agreements that were transferred from CMTC through novation agreements on April 4, 2007 (“Novation Date”). The Partnership recognized a loss of $3,763 in its income statement which resulted from the negative valuation of the eight interest rate swap agreements at the Novation Date. Furthermore the Partnership has entered into six additional swap agreements to fix the LIBOR portion of its outstanding debt. As of December 31, 2009, all of the Partnerships debt has been swapped.

As of December 31, 2009 all of the Partnership’s interest rate swaps qualify as a cash flow hedge and the changes in their fair value are recognized in accumulated other comprehensive income/(loss).

Bank	Currency	Notional Amount	Fixed rate	Trade date	Value date	Maturity date	Fair market value as of December 31, 2009

HSH Nordbank AG	USD	30,000	5.1325%	02.20.2007	04.04.2007	06.29.2012	$(2,548)
HSH Nordbank AG	USD	56,000	5.1325%	02.20.2007	05.08.2007	06.29.2012	(4,757)
HSH Nordbank AG	USD	56.000	5.1325%	02.20.2007	07.13.2007	06.29.2012	(4,757)
HSH Nordbank AG	USD	56,000	5.1325%	02.20.2007	09.28.2007	06.29.2012	(4,757)
HSH Nordbank AG	USD	56,000	5.1325%	02.20.2007	09.20.2007	06.29.2012	(4,757)
HSH Nordbank AG	USD	24,000	5.1325%	02.20.2007	01.29.2008	06.29.2012	(2,039)
HSH Nordbank AG	USD	24,000	5.1325%	02.20.2007	01.29.2008	06.29.2012	(2,039)
HSH Nordbank AG	USD	24,000	5.1325%	02.20.2007	08.20.2008	06.29.2012	(2,039)
HSH Nordbank AG	USD	20,500	4.9250%	09.20.2007	09.24.2007	06.29.2012	(1,636)
HSH Nordbank AG	USD	46,000	3.5250%	03.25.2008	03.27.2008	03.27.2013	(2,010)
HSH Nordbank AG	USD	11,500	3.8950%	04.24.2008	04.30.2008	03.28.2013	(639)
HSH Nordbank AG	USD	20,000	4.5200%	06.13.2008	06.17.2008	06.28.2012	(1,394)
HSH Nordbank AG	USD	28,000	4.6100%	06.13.2008	06.17.2008	03.28.2013	(2,195)
HSH Nordbank AG	USD	22,000	4.0990%	08.14.2008	08.20.2008	03.28.2013	(1,364)

Total derivative instruments fair value							$(36,931)

7.	Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31,
	2009	2008
Accrued loan interest and loan fees	$138	$292
Accrued wages and crew expenses		73
Accrued operating expenses	1,734	76
Accrued voyage expenses and commissions	64	243
Accrued general and administrative expenses	337	465
Total	$2,273	$1,149

8.	Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses consist of the following:

	For the years ended December 31,
	2009 (Note 1)	2008 (Note 1)	2007 (Note 1)
Voyage expenses:
Commissions	$1,005	$1,032	$1,010
Bunkers	41	91	1,276
Port expenses			1,192
Other	13		75
Total	$1,059	$1,123	$3,553

Operating expenses:
Crew costs and related costs	$311	$737	$3,408
Insurance expense	39	103	423
Spares, repairs, maintenance and other expenses	723	2,541	1,305
Stores and lubricants	67	384	883
Management fees (Note 3)	26,457	24,650	12,688
Vetting, insurances, spares and repairs (Note 3)	2,963	1,002
Other operating expenses	34	39	268
Total	$30,594	$29,456	$18,975

9.	Income Taxes

Under the laws of the countries of the vessel-owning subsidiaries’ incorporation and/or vessels’ registration, these companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying combined statements of operations.

Based on its current operations, the Partnership does not expect to have U.S. source domestic transportation income.  However, to the extent that certain of the Partnership’s current activities or those as a result of future expansion give rise to income attributable to transportation that begins or ends, or both begins and ends in the United States, such income could be subject to U.S. federal income taxation, unless the exemption from U.S. taxation under Section 883 of the Code applies.  This exemption provides that a qualifying non-U.S. corporation that satisfies certain requirements will not be subject to the net basis and branch taxes or 4.0% gross basis tax on its income attributable to transportation that begins or ends in the United States.

10.	Cash Flow

The following assets, liabilities and equity accounts were included in the combined balance sheets of CMTC entities, however, these amounts were retained by CMTC on April 3, 2007, September 23, 2007, March 26, 2008, April 29, 2008, April 6, 2009 and April 12, 2009, when the shares of the vessel-owning companies of the Initial Vessels, the M/T Attikos, the M/T Amore Mio II, the M/T Aristofanis, the M/T Agamemnon II and the M/T Ayrton II were transferred from CMTC to the Partnership respectively (Note 1). The cash flows for the years  ended December 31, 2009, 2008 and 2007 are adjusted accordingly to exclude the following assets and liabilities accounts as they did not result in cash inflows or outflows in consolidated and combined financial statements:

	As of December 31, 2009		As of December 31, 2008	As of December 31, 2007

Cash and cash equivalents	$		$2	$2,251
Trade receivables		113	1,037	2,040
Due from related parties		11	4,497	7,598
Prepayments and other assets		69	353	428
Inventories		272	143	328
Deferred charges		69	251	1,423
Total assets		534	6,283	14,068

Trade accounts payable		673	1,913	2,395
Due to related parties		1,777	1,194	5,517
Accrued liabilities		166	418	843
Deferred revenue				5,213
Borrowings		28,991	76,997	213,843
Total liabilities		31,607	80,522	227,811
Net liabilities assumed by CMTC upon contribution to the Partnership		31,073	74,239	213,743

The cash and cash equivalents of $2 and $2,251 are presented as cash dividend in the accompanying consolidated and combined cash flow statements for the years ended December 31, 2008 and 2007 respectively.

The supplemental disclosure of “Cash paid for interest” for the year ended December 31, 2008 has been revised to correct for an error. The Partnership previously reported cash paid for interest of $18,163 rather than the corrected figure of $24,264. This revision does not affect the Partnership’s financial position, results of operations or cash flows for the periods presented.

11.	Partners’ Capital / Stockholders’ Equity and Distributions

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

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. The Partnership’s general partner as of December 31, 2009, 2008 and 2007 holds the incentive distribution rights.

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

Subordinated Units: All of the Partnership’s subordinated units were held by CMTC. The Partnership agreement provided that, during the subordination period, the common units had the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3750 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages did not accrue on the subordinated units. The purpose of the subordinated units was to increase the likelihood that during the subordination period there was available cash to be distributed on the common units.

Early Termination of Subordination Period: The payment of the exceptional distribution of $1.05 per unit in February 2009 brought annual distributions to unitholders to $2.27 per unit for the year ended December 31, 2008, a level which under the terms of the partnership agreement resulted in the early termination of the subordination period and the conversion of the subordinated units into common units on a one to one basis. Under the partnership agreement the subordination period would have ended in April 2011, if the Partnership had earned and paid at least $0.375 on each outstanding unit and corresponding distribution on the general partners’ 2.0% for any three consecutive four-quarter periods.

11.	Partners’ Capital / Stockholders’ Equity and Distributions – Continued

Distributions of Available Cash From Operating Surplus During the Subordination Period: The Partnership agreement required that we make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

●
first, 98% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

●
second, 98% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

●
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

Distributions of Available Cash From Operating Surplus After the Subordination Period: Our Partnership agreement requires that we will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

●	first, 98% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

●	Thereafter, in the manner described in the above table under section “General Partner Interest and Incentive Distribution Rights”.

As of December 31, 2009 our partners’ capital included the following units:

As of December 31, 2009

Limited partner units	24,817,151

Number of limited partner units outstanding	24,817,151

General partner units	506,472

Total partnership units	25,323,623

As of December 31, 2009, the Partnership’s units consisted of 24,817,151 common units, of which 13,512,500 units are held by third parties and 11,304,651 units are held by CMTC and 506,472 general partner units are held by the CGP, a wholly owned subsidiary of CMTC.

During the years ended December 31, 2009, 2008 and 2007, the Partnership declared and paid dividends amounting to $70,463, $39,890 and $17,026, respectively.

Stockholders’ Equity in the combined Statements of Changes in Stockholders’ Equity reflects:

●
the capital contribution made by CMTC in connection with the acquisition of the Initial and the Non-Contracted Vessels from the shipyards or their previous owners (in the case of the M/T Amore Mio II). For the year ended December 31, 2009, 2008 and 2007, such contributions amounted to $40,570, $12,135 and $31,279 respectively,

●	the cumulative earnings of the Initial and the Non-Contracted Vessels during their operations as part of CMTC’s fleet and

●
the reduction in the stockholders’ equity during the years ended December 31, 2009, 2008 and 2007 represents the equity which was retained by CMTC upon the contribution of the Initial and the Non-Contracted Vessels to the Partnership.

12.	Net Income (Loss) Per Unit

The general partner’s, common unit holders’ and subordinated unitholders’ interests in net income are calculated as if all net income for periods subsequent to April 4, 2007, were distributed according to the terms of the Partnership’s Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash (Note 11), which is a contractually-defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves established by the Partnership’s board of directors to provide for the proper resources for the Partnership’s business. Unlike available cash, net income is affected by non-cash items. On January 1, 2009, the Partnership adopted new accounting guidance relating to the  Application of the Two-Class Method and its application to Master Limited Partnerships which considers whether the incentive distributions of a master limited partnership represent a participating security when considered in the calculation of earnings per unit under the Two-Class Method. This new guidance also considers whether the partnership agreement contains any contractual limitations concerning distributions to the incentive distribution rights that would impact the amount of earnings to allocate to the incentive distribution rights for each reporting period. The Partnership retrospectively applied the provisions of this new guidance to the years ended December 31, 2007 and 2008. Following the application of the above guidance our earnings per unit for the year ended December 31, 2008, decreased from $2.00 to $1.54. For the year ended December 31, 2007 our earnings per unit remained unchanged.

Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the CGP, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution (Note 11).

During the year ended December 31, 2009, the Partnership’s net income did not exceed the First Target Distribution Level (Note 11), and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’ s interest in net income. During the year ended December 31, 2008 the Partnership’s net income exceeded the First Target Distribution level (Note 11), and as a result, increasing percentages have been used in order to calculate the CGP’s interest in net income. The amount allocated to CGP as a result of the incentive distributions amounted to $12,724 for the year ended December 31, 2008. During the period from April 4, 2007 to December 31, 2007, the Partnership’s net income did not exceed the First Target  Distribution level (Note 11), and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’ s interest in net income.

The amount of historical earnings per unit for:

a.	the period from January 1, 2007 to April 3, 2007 for the Initial Vessels,
b.	the period from January 1, 2007 to September 23, 2007, March 26, 2008 and April 29, 2008 for the M/T Attikos, the M/T Amore Mio II and the M/T Aristofanis respectively and
c.	the year ended December 31, 2007 and 2008 and for the period from January 1, 2009 to April 6, 2009 and April 12, 2009 for the M/T Agamemnon II, and the M/T Ayrton II respectively,

giving retroactive impact to the number of common and subordinated units (and the 2% general partner interest) that were issued, is not presented in the combined financial statements. The Partnership believes that a presentation of earnings per unit for these periods would not be meaningful to our investors as the vessels comprising our current fleet were either under construction or operated as part of CMTC’s fleet with different terms and conditions than those in place after their acquisition by us.

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

An estimated loss from a contingency should be accrued by a charge to expense and a liability recorded only if all of the following conditions are met:

●	Information available prior to the issuance of the financial statement indicates that it is probable that a liability has been incurred at the date of the financial statements.
●	The amount of the loss can be reasonably estimated.
●	The amount is material.

(a)	Lease Commitments: The vessel-owning subsidiaries of the Partnership have entered into time and bareboat charter agreements, which are summarized below:

Vessel Name	Time Charter (TC)/ Bare Boat Charter (BC) (Years)	Commencement of Charter	Charterer	Profit Sharing (1)	Gross Daily Hire Rate (Without Profit Sharing)
M/T Atlantas (M/T British Ensign)	5+3 BC	04/2006	B.P. Shipping Ltd		$15.2 (5y) & $13.5 (3y)
M/T Aktoras (M/T British Envoy)	5+3 BC	07/2006	B.P. Shipping Ltd		$15.2 (5y) & $13.5 (3y)
M/T Agisilaos	2.5 + 1.1 TC	08/2006	B.P. Shipping Ltd	50/50	$17.7 (2.5y) & $20.0 (1.1y)
M/T Arionas	2.0 + 0.5 + 1.1 TC	11/2006	B.P. Shipping Ltd	50/50	$21.3 (2.0y), $19.2 (0.5y) & $20.0 (1.1y)
M/T Aiolos (M/T British Emissary)	5+3 BC	03/2007	B.P. Shipping Ltd		$15.2 (5y) &$13.5 (3y)
M/T Avax	3 TC	06/2007	B.P. Shipping Ltd	50/50	$20.8
M/T Axios	3 TC	03/2007	B.P. Shipping Ltd	50/50	$20.8
M/T Assos (3)	3 TC	11/2006	Morgan Stanley	50/50	$20.0
M/T Atrotos (4)	3 TC	05/2007	Morgan Stanley	50/50	$20.0
M/T Akeraios	3 TC	07/2007	Morgan Stanley	50/50	$20.0
M/T Anemos I	3 TC	09/2007	Morgan Stanley	50/50	$20.0
M/T Apostolos	3 TC	09/2007	Morgan Stanley	50/50	$20.0
M/T Alexandros II (M/T Overseas Serifos)	10 BC	01/2008	Overseas Shipholding Group Inc. (2)		$13.0
M/T Aristotelis II (M/T Overseas Sifnos)	10 BC	06/2008	Overseas Shipholding Group Inc. (2)		$13.0
M/T Aris II (M/T Overseas Kimolos)	10 BC	08/2008	Overseas Shipholding Group Inc. (2)		$13.0
M/T Amore Mio II	3 TC	10/2007	B.P. Shipping Ltd	50/50	$36.5
M/T Aristofanis	4.8 TC	06/2005	Shell International Trading & Shipping Company Limited		$13.3
M/T Agamemnon II	3 TC	1/2009	B.P. Shipping Ltd	50/50 (5)	$22.3
M/T Ayrton II	2 TC	4/2009	B.P. Shipping Ltd	50/50 (5)	$22.3

13.           Commitments and Contingencies – Continued

(a)    Lease Commitments - Continued

(1)	Profit sharing refers to an arrangement between vessel-owning companies and charterers to share a predetermined percentage voyage profit in excess of the basic rate.

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

(3)
The vessel-owning company of the M/T Assos was substituted on April 7, 2009 by the vessel-owning company of the M/T Agamemnon II (Note 1). The charter of the M/T Assos with Morgan Stanley was terminated on April 5, 2009.

(4)
The vessel-owning company of the M/T Atrotos was substituted on April 13, 2009 by the vessel-owning company of the M/T Ayrton II (Note 1). The charter of the M/T Atrotos with Morgan Stanley was terminated on April 11, 2009.

(5)	50/50 profit share for breaching IWL (Institute Warranty Limits -- applies to voyages to certain ports at certain periods of the year).

Future minimum rental receipts, excluding any profit share revenue that may arise, based on non-cancelable long-term time and bareboat charter contracts, as of December 31, 2009 were:

Year ended December 31,	Amount
2010	$60,438
2011	40,384
2012	29,202
2013	29,018
2014	23,334
Thereafter	19,452

Total	$201,828

14.         Subsequent Events

We have evaluated subsequent events through February 4, 2010, the date the financial statements are issued.

(a)
Dividends: On January 29, 2010 the Partnership’s board of directors declared a cash distribution of $0.41 per unit, which will be paid on February 17, 2010, to unitholders of record on February 8, 2010.