Form 20-F
period 2010-12-31
Capital Product Partners L.P.
filed 2011-02-04
CIK 1392326

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2010
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
+30 210 458 4950
(Address and telephone number of principal executive offices and company contact person)

Ioannis E. Lazaridis, i.lazaridis@capitalpplp.com
(Name and Email of company contact person)

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

37,946,183 Common Units
774,411 General Partner Units

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

YES ☐              NO ☒

CAPITAL PRODUCT PARTNERS L.P.

i

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F (the “Annual Report”) should be read in conjunction with our audited consolidated financial statements and accompanying notes included herein.

Statements included in this Annual Report which are not historical facts (including statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, financial condition and the markets in which we operate, and involve risks and uncertainties. In some cases, you can identify the forward-looking statements by the use of words such as “may”, “could”, “should”, “would”, “expect”, “plan”, “anticipate”, “intend”, “forecast”, “believe”, “estimate”, “predict”, “propose”, “potential”, “continue” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places and include statements with respect to, among other things:

●	expectations of our ability to make cash distributions on the units;

●	our future financial condition or results of operations and our future revenues and expenses, including revenues from profit sharing arrangements and required levels of reserves;

●	future levels of operating surplus and levels of distributions as well as our future cash distribution policy;

●	tanker market conditions and fundamentals, including the balance of supply and demand in the markets in which we operate;

●	future charter hire rates and vessel values;

●	anticipated future acquisition of vessels from Capital Maritime & Trading Corp. (“Capital Maritime”) or from third parties;

●	anticipated chartering arrangements with Capital Maritime in the future;

●	our anticipated growth strategies;

●	our ability to access debt, credit and equity markets;

●	the ability of our customers to meet their obligations under the terms of our charter agreements, including the timely payment of the rates under the agreements;

●	the financial viability and sustainability of our customers;

●	the repayment of debt and settling of interest rate swaps, if any;

●	the effectiveness of our risk management policies and procedures and the ability of counterparties to our derivative contracts to fulfill their contractual obligations;

●	future refined product and crude oil prices and production;

●	planned capital expenditures and availability of capital resources to fund capital expenditures;

●	future supply of, and demand for, refined products and crude oil;

●	increases in domestic or worldwide oil consumption;

●	changes in interest rates;

●	changes in the funding costs due to our banks;

●	our ability to maintain long-term relationships with major refined product importers and exporters, major crude oil companies, and major commodity traders;

●	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

●	our ability to leverage to our advantage Capital Maritime’s relationships and reputation in the shipping industry;

●	our continued ability to enter into long-term, fixed-rate time charters with our charterers and to recharter our vessels as their existing charters expire;

●	obtaining tanker projects that we or Capital Maritime bid on;

●	changes in the supply of tanker vessels, including newbuildings or lower than anticipated scrapping of older vessels;

●	our ability to compete successfully for future chartering and newbuilding opportunities;

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

●
our anticipated general and administrative expenses and our expenses under the management agreement and the administrative services agreement with Capital Ship Management Corp., a subsidiary of Capital Maritime (“Capital Ship Management”), and for reimbursement for fees and costs of Capital GP L.L.C., our general partner;

●	increases in costs and expenses under our management agreement following expiration and/or renewal of such agreement in connection with certain of our vessels;

●	increases in costs and expenses including but not limited to: crew wages, insurance, provisions, lube oil, bunkers, repairs, maintenance and general and administrative expenses;

●	the adequacy of our insurance arrangements;

●	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

●	the anticipated taxation of our partnership and distributions to our unitholders;

●	estimated future maintenance and replacement capital expenditures;

●	expected demand in the shipping sectors in which we operate in general and the demand for our medium range vessels in particular;

●	the expected lifespan of our vessels;

●	our ability to employ and retain key employees;

●	customers’ increasing emphasis on environmental and safety concerns;

●	expected financial flexibility to pursue acquisitions and other expansion opportunities;

●	anticipated funds for liquidity needs and the sufficiency of cash flows;

●	our ability to increase our distributions over time;

●	future sales of our units in the public market; and

●	our business strategy and other plans and objectives for future operations.

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

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. You should carefully review and consider the various disclosures included in this Annual Report and in our other filings made with the U.S. Securities and Exchange Commission (the “SEC”) that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors.

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not Applicable.

Item 3.	Key Information.

A.   Selected Financial Data

We have derived the following selected historical financial and other data for the three years ending December 31, 2010,  from our audited consolidated financial statements for the years ended December 31, 2010, 2009 and 2008 (the “Financial Statements”) respectively, appearing elsewhere in this Annual Report. The historical financial data presented for the years ended December 31, 2007 and 2006 have been derived from audited financial statements not included in this Annual Report and are provided for comparison purposes only.

Our historical results are not necessarily indicative of the results that may be expected in the future. Specifically, the financial statements for the years ended December 31, 2007 and 2006 are not comparable to our financial statements for the years ended December 31, 2010, 2009 and 2008. Our initial public offering on April 3, 2007, and certain other transactions that occurred thereafter, including the delivery or acquisition of thirteen additional vessels, the exchange of two vessels, the new charters for our vessels, the agreement we entered into with Capital Ship Management for the provision of management and administrative services to our fleet for a fixed fee and certain new financing and interest rate swap arrangements we entered into, have affected our results of operations. Furthermore, for the year ended December 31, 2006, only eight of the vessels in our current fleet had been delivered to Capital Maritime and only two were in operation for the full year. Consequently, the below table should be read together with, and is qualified in its entirety by reference to, the Financial Statements and the accompanying notes included elsewhere in this Annual Report. The table should also be read together with “Item 5A:—Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

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

	Year Ended Dec. 31, 2010 (1)	Year Ended Dec. 31, 2009 (1)	Year Ended Dec. 31, 2008 (1)	Year Ended Dec. 31, 2007 (1)	Year Ended Dec. 31, 2006 (1)
Income Statement Data:
Revenues	$113,562	$134,519	$147,617	$98,730	$33,976
Revenues – related party	11,030	–	–	–	–
Total revenues	124,592	134,519	147,617	98,730	33,976
Expenses:
Voyage expenses (2)	7,009	3,993	5,981	6,238	3,103
Vessel operating expenses—related–party (3)	30,261	30,830	26,193	12,958	1,319
Vessel operating expenses (3)	1,034	2,204	5,682	7,894	6,891
General and administrative expenses	3,506	2,876	2,817	1,477	–
Depreciation and amortization	31,464	30,685	26,581	16,759	4,819

Total operating expenses	73,274	70,588	67,254	45,326	16,132

Operating income	51,318	63,931	80,363	53,404	17,844
Interest expense and finance costs	(33,259)	(32,675)	(26,631)	(14,792)	(6,510)
Loss on interest rate swap agreement	–	–	–	(3,763)	–
Interest and other income	860	1,460	1,254	711	13
Foreign currency gain/(loss), net	–	–	–	(56)	(78)

Net income	$18,919	$32,716	$54,986	$35,504	$11,269

Less:
Net income attributable to CMTC operations:	983	3,491	4,219	13,933	11,269
Partnership’s net income	17,936	29,225	50,767	21,571	–
General partner’s interest in our net income	359	584	13,485	431	–
Limited partners’ interest in our net income	17,577	28,641	37,282	21,140	–
Net income allocable to limited partner per (4):
Common unit (basic and diluted)	0.54	1.15	1.56	1.11	–
Subordinated unit (basic and diluted)	–	1.17	1.50	0.70	–
Total unit (basic and diluted)	0.54	1.15	1.54	0.95	–
Weighted–average units outstanding (basic and diluted):
Common units	32,437,314	23,755,663	15,379,212	13,512,500	–
Subordinated units	–	1,061,488	8,805,522	8,805,522	–
Total units	32,437,314	24,817,151	24,184,734	22,318,022	–

Balance Sheet Data (at end of period):
Vessels, net and under construction	$707,339	$703,707	$750,815	$569,223	$262,972
Total assets	758,252	760,928	821,907	608,627	276,666
Total partners’ capital / stockholders’ equity (6) (7)	239,760	188,352	214,126	209,274	71,458
Number of shares/units	38,720,594	25,323,623	25,323,623	22,773,492	5,700
Common units	37,946,183	24,817,151	16,011,629	13,512,500	–
Subordinated units (5)	–	–	8,805,522	8,805,522	–
General Partner units	774,411	506,472	506,472	455,470	–
Dividends declared per unit	$1.09	$2.27	$1.62	$0.75	–

Cash Flow Data:
Net cash provided by operating activities	50,051	72,562	76,956	55,475	11,725
Net cash used in investing activities	(79,202)	(55,770)	(270,003)	(335,696)	(197,391)
Net cash provided by / (used in) financing activities	58,070	(56,389)	216,277	298,901	186,898

(1)	The amount of historical earnings per unit for:
a)	the year ended December 31, 2006,
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
e)	the years ended December 31, 2007, 2008 and 2009 and for the period from January 1, 2010 to June 29, 2010 for the M/T Alkiviadis, and
f)
the period from April 13, 2009 to December 31, 2009 and from January 1, 2010 to February 28, 2010 for the M/T Atrotos, giving retroactive impact to the number of common and subordinated units (and the 2% general partner interest) that were issued, is not presented in our selected historical financial data. We do not believe that a presentation of earnings per unit for these periods would be meaningful to our investors as the vessels comprising our current fleet were either under construction or operated as part of Capital Maritime’s fleet with different terms and conditions than those in place after their acquisition by us.

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

(4)
On January 1, 2009, we adopted accounting guidance newly available at the time relating to the Application of the Two-Class Method and its application to Master Limited Partnerships which considers whether the incentive distributions of a master limited partnership represent a participating security when considered in the calculation of earnings per unit under the Two-Class Method. This guidance also considers whether the partnership agreement contains any contractual limitations concerning distributions to the incentive distribution rights that would impact the amount of earnings to allocate to the incentive distribution rights for each reporting period. According to the two class method, the portion of net income allocated to nonvested shares reduces the net income available to common unitholders.

(5)
Following the early termination of the subordination period on February 14, 2009, all of our 8,805,522 subordinated units converted into common units on a one-for-one basis. Please read “Item 8: Financial Information—Termination of the Subordination Period” for additional information.

(6)
In February and August 2010 we successfully completed two equity offerings of 6,281,578 and 6,052,254 common units, which include the partial exercise of the underwriters’ overallotment option of 481,578 and 552,254 common units, respectively. During the same periods we issued, in exchange for cash, 128,195 and 123,515 general partner units, respectively, to our General Partner in order for it to maintain its 2% interest in us.

(7)
On August 31, 2010, we issued either directly or through our general partner, 795,200 restricted units to the members of our board of directors, to all employees of our general partner, our manager, Capital Maritime and certain key affiliates and other eligible persons. Please read “Item 6E: Share Ownership—Omnibus Incentive Compensation Plan” and Note 13 (Omnibus Incentive Compensation Plan) to our Financial Statements included herein for additional information.

B.   Capitalization and Indebtedness.
Not applicable.

C.   Reasons for the Offer and Use of Proceeds.

Not applicable.

D.   Risk Factors

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

Risks Inherent in Our Business

The recent global economic downturn may have a material adverse effect on our business, financial position and results of operations as well as on our ability to recharter our vessels at favorable rates.

Oil has been one of the world’s primary energy sources for a number of decades. The global economic growth of previous years had a significant impact on the demand for oil and subsequently on the oil trade and shipping demand. However, the second half of 2008, the year 2009 and parts of 2010 were marked by a major economic slowdown which has had, and is expected to continue to have, a significant impact on world trade, including the oil trade. Demand for oil and refined petroleum products contracted sharply as a result of the global economic slowdown, which in combination with the diminished availability of trade credit, deteriorating international liquidity conditions and declining financial markets, led to decreased demand for tanker vessels, creating downward pressure on charter rates. This economic downturn also affected vessel values overall. Despite certain indications of recovery during 2010 and continual upward revisions of expected global oil demand growth for 2011, there has not been a material increase in demand for product tankers or in charter rates and global economic conditions remain fragile with significant uncertainty remaining with respect to recovery prospects, levels of recovery and long term effects. Such upward revisions are primarily based on increased demand from countries not part of the Organization for Economic Co-operation and Development (“OECD”) such as China and India, and if economic growth in these countries slows global oil demand may be significantly affected. See “Item 4B: Business Overview—The International Product Tanker Industry”. If these global economic conditions persist we may not be able to operate our vessels profitably or employ our vessels at favorable charter rates as they come up for rechartering. Furthermore, a significant decrease in the market value of our vessels may cause us to recognize losses if any of our vessels are sold or if their values are impaired, and may affect our ability to comply with our loan covenants. A deterioration of the current economic and market conditions or a negative change in global economic conditions or the product tanker market is expected to have a material adverse effect on our business, financial position, results of operations and ability to make cash distributions and comply with our loan covenants, as well as our future prospects and ability to grow our fleet.

Charter rates for tanker vessels are highly volatile and are currently near historically low levels and may further decrease in the future, which may adversely affect our earnings and ability to make cash distributions.

We currently charter two vessels in the spot charter market and the charters of seven of our 21 vessels are scheduled to expire during 2011. We may only be able to recharter these vessels at reduced or unprofitable rates as their current charters expire, or we may not be able to recharter these vessels at all. Throughout 2010 the period charter market was, and continues to be, at close to historically low levels throughout 2010 and the majority of our vessels which entered into new charters during this period were rechartered at rates lower than their original charters. In the event the current low rate environment continues and charterers do not display an increased interest in chartering vessels for longer periods at improved rates, we may not be able to obtain competitive rates for our vessels and our earnings may be adversely affected.

Alternatively, we may have to deploy these vessels in the spot market, which, although common in the tanker industry, is cyclical and highly volatile, with rates fluctuating significantly based upon demand for oil and oil products and tanker supply, amongst others. In the past, the spot charter market has also experienced periods when spot rates have declined below the operating cost of vessels. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

The demand for period charters may not increase and the tanker charter market may not significantly recover over the next several months or may decline further. The occurrence of any of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to meet our obligations and to make cash distributions.

Changes in the oil markets could result in decreased demand for our vessels and services.

Demand for our vessels and services in transporting oil depends upon world and regional oil markets. Any decrease in shipments of refined petroleum products in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, including competition from alternative energy sources. In the long term, oil demand may be reduced by an increased reliance on alternative energy sources and/or a drive for increased efficiency in the use of oil as a result of environmental concerns or high oil prices. The recent global economic downturn has severely affected the world economy and the prospects for recovery, especially in the OECD countries, remain uncertain. Currently, growth for demand for oil products is mainly from developing countries such as China and India and a slowdown in these countries’ economies may severely affect global oil demand growth, and may result in protracted, reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

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

●	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our vessels;
●	the amount of extraordinary costs incurred by our manager while managing our vessels not covered under our fixed fee arrangement which we may have to reimburse our manager for;
●	delays in the delivery of any newbuildings we may contract to acquire and the beginning of payments under charters relating to those vessels;
●	demand for seaborne transportation of refined oil products and crude oil;
●	supply of product and crude oil tankers and specifically the number of newbuildings entering the world tanker fleet each year;
●	force majeure events;
●	prevailing global and regional economic and political conditions; and
●	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amounts of cash we will have available for distribution will also depend on other factors, some of which are beyond our control, such as:

●	the level of capital expenditures we make, including for maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;
●	our debt service requirements, including our obligation to pay increased interest costs in certain circumstances, and restrictions on distributions contained in our debt instruments;
●	our ability to comply with covenants under our credit facilities, including our ability to comply with certain ‘asset maintenance’ ratios;
●
our ability to service our debt and, when the non-amortizing period expires in as early as June 2012, to refinance our existing indebtedness or, in the event such indebtedness is not refinanced, our obligation to make principal payments under our credit facilities starting in September 2012;

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

In addition, the market value and charter hire rates of product and crude oil tankers can fluctuate substantially over time due to a number of different factors, including:

●	the supply for oil and oil products which is influenced by, amongst others:
●	international economic activity;
●	geographic changes in oil production, processing and consumption;
●	oil price levels;
●	inventory policies of the major oil and oil trading companies;
●	competition from alternative sources of energy; and
●	strategic inventory policies of countries such as the United States, China and India.
●	the demand for oil and oil products;
●	regional availability of refining capacity;
●	prevailing economic conditions in the market in which the vessel trades;
●	availability of credit to charterers and traders in order to finance expenses associated with the relevant trades;
●	regulatory change;
●	lower levels of demand for the seaborne transportation of refined products and crude oil;
●	increases in the supply of vessel capacity; and
●
the cost of retrofitting or modifying existing ships, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

From time to time, we expect to enter into agreements with Capital Maritime or other third parties to purchase additional newbuildings or other vessels (or interests in vessel-owning companies).  Between the time we enter into an agreement for such purchase and delivery of the vessel, the market value of similar vessels may decline.  The market value of vessels is influenced by the ability of buyers to access bank finance and equity capital and any disruptions to the market and the possible lack of adequate available finance may negatively affect such market values.  Despite a decline in market values we would still be required to purchase the vessel at the agreed-upon price.

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

An over-supply of tanker vessel capacity may lead to reductions in charterhire rates, vessel values and profitability.

The market supply of tankers is affected by a number of factors such as demand for energy resources, oil and petroleum products, level of charterhire rates, as well as strong overall economic growth in parts of the world economy, including Asia, and has been increasing as a result of the delivery of substantial newbuilding orders over the last few years. Newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through to 2010 and 2011. In addition, it is estimated by Clarkson Research Services Limited, Shipping Intelligence Weekly,that the newbuilding order book, which extends to 2014, equaled approximately 28% of the existing world tanker fleet and the order book may increase further in proportion to the existing fleet. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates and asset values could materially decline. If such a reduction occurs, we may only be able to recharter our vessels at reduced or unprofitable rates as their current charters expire, or we may not be able to charter these vessels at all. A reduction in charter rates and the value of our vessels may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Over the last several years, the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia and towards the Mozambique Canal in the North Indian Ocean. For example, in April 2010, the M/V Samho Dream, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean off the Somali Coast while carrying crude oil estimated to be worth $170.0 million. The vessel was in waters not normally known to be high risk seas for pirate attacks and was only released in November 2010 reportedly following a ransom payment in an undisclosed amount. On January 15, 2011, the M/V Samho Jewelry, a tanker vessel not affiliated with us, was pirated off the coast of Oman and was released following military action on January 21, 2010. According to EUNAVFOR there are now approximately 29 vessels and 693 hostages being held by pirates off the coast of Somalia and the average duration any vessel is held has increased. .

If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (“JWC”) “war and strikes” listed areas, premiums payable for insurance coverage for our vessels could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards following consultation with regulatory authorities, could increase in such circumstances. While any use of guards would be intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to make cash distributions as well as resulting in increased costs and decreased cash flows to our customers impairing their ability to make payments to us under our charters.

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter, our board of directors is required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.

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

Our significant maintenance and replacement capital expenditures will reduce the amount of cash we have available for distribution to our unitholders. Any costs associated with scheduled drydocking are included in a fixed daily fee per time chartered vessel, that we pay Capital Ship Management under a management agreement for an initial term of approximately five years from the time we take delivery of each vessel, which includes the expenses for its next scheduled special or intermediate survey, as applicable. In the event our management agreement, which is scheduled to expire (at the earliest) for seven of our vessels during 2011 and an additional four during 2012, , is not renewed or is materially amended, we may have to separately deduct estimated capital expenditures associated with drydocking from our operating surplus in addition to estimated replacement capital expenditures.

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

If the contraction of the global credit markets and the resulting volatility in the financial markets continues or worsens, it may have a material adverse impact on our results of operations and on our ability to obtain bank financing and/or to access the capital markets for future debt or equity offerings. The restrictions imposed by our credit facilities may also limit our ability to access such financing, even if it is available. If we are unable to obtain financing or access the capital markets, we may be unable to complete any future purchases of vessels from Capital Maritime or from third parties, or pursue other potential growth opportunities.

Since 2008, a number of major financial institutions have experienced serious financial difficulties and, in some cases, have entered into bankruptcy proceedings or are in regulatory enforcement actions. These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties have been compounded by financial turmoil affecting the world’s debt, credit and capital markets, and the general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry due to the historically low asset values of ships. Given these conditions, the ability of banks and credit institutions to finance new projects, including the acquisition of new vessels in the future, is uncertain. In addition, these difficulties may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

Furthermore, our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by the continuing adverse market conditions, including weakened demand for, and increased supply of, product tankers, resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. The restrictions imposed by our credit facilities, including the obligation to comply with certain asset maintenance and other ratios, may further restrict our ability to access available financing. During 2010 we were successful in accessing the capital markets twice and issued 5,800,000 and 5,500,000 common units, respectively, the proceeds of which were used to expand our fleet and acquire two additional M/R product tankers, but continued access to the capital markets is not assured. If we are unable to obtain additional credit or draw down upon borrowing capacity, it may negatively impact our ability to fund current and future obligations. In addition, the severe deterioration in the banking and credit markets has resulted in potentially higher interest costs and overall limited availability of liquidity, which may further affect our ability to complete any future purchases of vessels from Capital Maritime or from third parties or to refinance our debt. Our failure to obtain the funds for necessary future capital expenditures and for the refinancing of our debt could also have a material adverse impact on our business, results of operations and financial condition, our ability to grow and make cash distributions and could cause the market price of our common units to decline.

Disruptions in world financial markets and further governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common units decline.

Since 2008, global financial markets have experienced extraordinary disruption and volatility following adverse changes in the global credit markets. The credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and governments around the world have taken highly significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 in the United States, and may implement other significant responses in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges have enacted temporary emergency regulations and may take other extraordinary actions in the event of market emergencies and may affect permanent changes in law or interpretations of existing laws.  Any changes to securities, tax, environmental, or the laws of regulations, could have a material adverse effect on our results of operations, financial condition or cash flows and could cause the market price of our common units to decline.

A limited number of financial institutions hold our cash including financial institutions located in Greece.

A limited number of financial institutions, including institutions located in Greece, will hold all of our cash. Our bank accounts have been deposited from time to time with banks in Germany, United Kingdom, Norway and Greece amongst others. Of these financial institutions located in Greece, some are subsidiaries of international banks and others are Greek financial institutions. These balances are not covered by insurance in the event of default by these financial institutions. The occurrence of such a default could have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we deposit with such banks.

Our debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions to you. In the event we are not able to refinance our debt, following the end of the relevant non-amortizing periods we will need to make principal payments which may have a material adverse impact on our ability to make distributions.

We entered into a $370.0 million revolving credit facility on March 22, 2007, as amended, (the “2007 facility”), and a further $350.0 million revolving credit facility on March 19, 2008, as amended (the “2008 facility” and together with the 2007 facility, our “credit facilities”).  The 2007 facility is non-amortizing until June 2012 and the 2008 facility is non-amortizing until March 2013. As of December 31, 2010, we had drawn $366.5 million under the 2007 facility and $107.5 million under the 2008 facility, and had $3.5 and $242.5 million available, respectively. For more information regarding the terms of our credit facilities, please read “Item 5B: Liquidity and Capital Resources—Borrowings—Revolving Credit Facilities” below. In the future we may incur additional indebtedness, the level of which will have several important effects on our future operations, including, without limitation, the following:

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

Our ability to service our debt and, when the non-amortizing period expires in as early as June 2012, to refinance our existing indebtedness or, in the event such indebtedness is not refinanced, our obligation to make principal payments under our credit facilities starting in September 2012, will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. In the event we are not able to refinance our existing debt obligations, or if our operating results are not sufficient to service our current or future indebtedness, or to make relevant principal repayments if necessary, we may be forced to take actions such as reducing or eliminating distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all. In the event we cannot make relevant interest or principal payments we may be in default under the terms of our credit facilities, which would materially affect our business and operations.

Our credit facilities contain, and we expect that any new or amended credit facilities we may enter into will contain, restrictive covenants, which may limit our business and financing activities, including our ability to make distributions.

The operating and financial restrictions and covenants in our credit facilities and in any new or amended credit facility we enter into in the future could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, our credit facilities require the consent of our lenders to, or limit our ability to, among other items:

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

Our credit facilities also require us to comply with the ISM Code and to maintain valid safety management certificates and documents of compliance at all times. In addition, effective for a three year period from the end of June 2009 to the end of June 2012, our amended credit facilities require us to:

●	maintain minimum free consolidated liquidity (50% of which may be in the form of undrawn commitments under the relevant credit facility) of at least $500,000 per collateralized vessel;
●	maintain a ratio of EBITDA (as defined in each credit facility) to interest expense of at least 2.00 to 1.00 on a trailing four-quarter basis; and
●	maintain a ratio of net Total Indebtedness to the aggregate Fair Market Value (as defined in each credit facility) of our total fleet, current or future, of no more than 0.80 (the “leverage ratio”).

In addition, our credit facilities require that we maintain an aggregate fair market value of the vessels in our fleet at least 125% of the aggregate amount outstanding under each credit facility (the “collateral maintenance”). The interest margin of our credit facilities increased from 1.35% to 1.45% over LIBOR in connection with an amendment to the facilities in 2009. Although we were in compliance with these financial debt covenants as of December 31, 2010, our ability to comply with the covenants and restrictions contained in our credit facilities may be affected by events beyond our control, including prevailing economic, financial and industry conditions, interest rate developments, changes in the funding costs of our banks and changes in asset valuations. If market or other economic conditions further deteriorate or fail to improve, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, especially if we trigger a cross-default currently contained in our credit facilities, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios set out above. The recent global economic downturn has had an adverse effect on tanker asset values which is likely to persist if the economic slowdown resumes.  If the estimated asset values of the vessels in our fleet continue to decrease, such decreases may limit the amounts we can drawdown under our credit facilities to purchase additional vessels and our ability to expand our fleet. In addition, we may be obligated to pre-pay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities.  If funds under our credit facilities become unavailable as a result of a breach of our covenants or otherwise, we may not be able to perform our business strategy which could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

If we are in breach of any of the terms of our credit facilities, as amended, a significant portion of our obligations may become immediately due and payable and our lenders’ commitments to make further loans to us may terminate. We may also be unable to execute our business strategy.

Our ability to comply with the covenants and restrictions contained in our credit facilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate further, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, especially if we trigger a cross-default currently contained in our credit facilities or any interest rate swap agreements we have entered into pursuant to their terms, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We may not be able to reach agreement with our lenders to amend the terms of the loan agreements or waive any breaches and we may not have, or be able to obtain, sufficient funds to make any accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. Furthermore, if funds under our credit facilities become unavailable as a result of a breach of our covenants or otherwise, we may not be able to execute our business strategy which could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

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

Our credit facilities require that we maintain an aggregate fair market value of the vessels in our fleet at least 125% of the aggregate amount outstanding under each credit facility.  Any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios. The recent global economic downturn has had an adverse effect on tanker asset values which is likely to persist if the economic slowdown resumes. If the estimated asset values of the vessels in our fleet continue to decrease, such decreases may limit the amounts we can drawdown under our credit facilities to purchase additional vessels and our ability to expand our fleet. In addition, we may be obligated to pre-pay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities. As a result, such decreases could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

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

We anticipate that any subsequent refinancing of our current debt or any new debt could have similar or more onerous restrictions. For more information regarding our financing arrangements, please read “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

We currently derive all of our revenues from a limited number of customers, and the loss of any customer or charter or vessel could result in a significant loss of revenues and cash flow.

We have derived, and believe that we will continue to derive, all of our revenues and cash flow from a limited number of customers. For the year ended December 31, 2010, BP Shipping Limited, Morgan Stanley Capital Group Inc. and subsidiaries of Overseas Shipholding Group Inc accounted for 49%, 11% and 11% of our revenues, respectively, as compared to 54%, 20% and 11% of our revenues, respectively for the year ended December 31, 2009. For the year ended December 31, 2008 BP Shipping Limited and Morgan Stanley Capital Group Inc., accounted for 48% and 29%, respectively. We could lose a customer or the benefits of some or all of a charter if:

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

If we lose a key charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. Until such time as the vessel is rechartered, we may have to operate it in the spot market at charter rates which may not be as favorable to us as our current charter rates. In addition, if a customer exercises its right to purchase a vessel, we would not receive any further revenue from the vessel and may be unable to obtain a substitute vessel and charter. This may cause us to receive decreased revenue and cash flows from having fewer vessels operating in our fleet. Any replacement newbuilding would not generate revenues during its construction, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter. Any compensation under our charters for a purchase of the vessels may not adequately compensate us for the loss of the vessel and related time charter.

The loss of any of our customers, time or bareboat charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Our largest customer, BP Shipping, may be materially adversely affected by the oil leak in the Gulf of Mexico. The oil leak also may result in additional or changes to existing regulation that could result in additional costs to us or expose us to additional liabilities.

Our largest customer, BP Shipping, is an affiliate of BP p.l.c. (“BP”).  BP and its affiliates may be materially adversely affected by the explosion onboard the semisubmersible drilling rig Deepwater Horizon in the Gulf of Mexico in April 2010 and the resulting oil leak from a well being operated by an affiliate of BP and in which such affiliate had a majority working interest.  Eight of our vessels are currently chartered to BP Shipping. BP Shipping accounted for approximately 54% and 49% of our revenues for the year ended December 31, 2009 and the year ended December 31, 2010, respectively.

On November 2, 2010, BP announced that, in addition to the $32.2 billion pre-tax charge it had previously announced in July 2010 to reflect the impact of the Gulf of Mexico oil spill, it had taken an additional pre-tax charge of $7.7 billion, reaching a total pre-tax charge of $39.9 billion, which represented its best estimate of reliably measurable costs at the time. Costs incurred relating to the Gulf of Mexico oil spill were $11.6 billion in total, and BP also incurred a headline replacement cost profit for the quarter ended September 30, 2010 of $1.8 billion compared with a loss of $17.0 billion in the previous quarter. BP had previously announced the funding of a $20.0 billion escrow fund and its intention to sell assets for up to $30.0 billion, primarily in the upstream business, and announced that it had sales agreements in place totaling approximately $14.0 billion. Although BP has announced that these asset dispositions will be primarily focused in BP’s exploration and production business, such dispositions and continued losses, or failure on the part of BP to have accurately predicted such losses and future costs, could materially adversely affect BP generally and could, in turn, have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to meet our obligations and to make cash distributions.

In addition, in response to the Deepwater Horizon incident, the United States Congress is considering proposals that could result in additional and/or changes to existing regulation applicable to our operations. For example, bills have been introduced in both houses of the U.S. Congress that propose, among other things, to increase the limits of liability under the Oil Pollution Act of 1990 for all vessels, including tanker vessels. These proposals also address requirements for disaster response planning.   If these or other bills are adopted, we could be subject to increased liabilities in the event of a disaster and/or increased operating costs.

We depend on Capital Maritime and its affiliates to assist us in operating and expanding our business.

Pursuant to a management agreement and an administrative services agreement between us and Capital Ship Management, Capital Ship Management provides significant commercial and technical management services (including the commercial and technical management of our vessels, class certifications, vessel maintenance and crewing, purchasing and insurance and shipyard supervision) as well as administrative, financial and other support services to us. Please read “Item 7B: Related-Party Transactions—Selected agreements entered into during the year ended December 31, 2007—Management Agreement” and “—Administrative Services Agreement” below. Our operational success and ability to execute our growth strategy will depend significantly upon Capital Ship Management’s satisfactory performance of these services. Our business will be harmed if Capital Ship Management fails to perform these services satisfactorily, if Capital Ship Management cancels or materially amends either of these agreements, or if Capital Ship Management stops providing these services to us.

Five of our 21 vessels are currently under charter with Capital Maritime. In the future we may enter into additional contracts with Capital Maritime to charter our vessels as they become available for rechartering. We may also contract with Capital Maritime for it to have newbuildings constructed on our behalf and to incur the construction-related financing, and we would purchase the vessels on or after delivery based on an agreed-upon price. If Capital Maritime defaults under any charter or does not perform its obligations under any contract we enter into, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

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

 The refining industry has been negatively affected by the economic downturn and in certain cases industry participants have postponed or cancelled certain investment expansion plans, including plans for additional refining capacity. Continued reduced demand for refined products and crude oil and the shipping of refined products or crude oil or the increased availability of pipelines used to transport refined products or crude oil, would have a material adverse effect on our future growth and could harm our business, results of operations, cash flows and financial condition.

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

Should either Capital Maritime or Capital Ship Management not continue to successfully clear the oil majors’ risk assessment processes on an ongoing basis, our vessels’ present and future employment as well as our relationship with our existing charterers and our ability to obtain new charterers, whether medium- or long-term, could be adversely affected. Such a situation may lead to the oil majors’ terminating existing charters and refusing to use our vessels in the future which would adversely affect our results of operations and cash flows. Please read “Item 4B: Business Overview—Major Oil Company Vetting Process” for more information regarding this process.

We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions of vessels or other shipping businesses may harm our business, financial condition and operating results and ability to make cash distributions.

Our growth strategy focuses on a gradual expansion of our fleet. We may also pursue opportunities for acquisitions of, or combinations with, other shipping businesses. Any acquisition of a vessel or business may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. In addition, our growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we, or Capital Ship Management, our manager, as the case may be, may:

●	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;
●	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;
●	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;
●	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;
●	fail to meet the covenants under our loans regarding the fair market value of our vessels;
●	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired;
●	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges; or
●	not be able to service our debt or make cash distributions.

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

If we purchase and operate secondhand vessels, we will be exposed to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

Our current business strategy includes additional growth through the acquisition of new and secondhand vessels. While we typically inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated solely by us. Generally, we do not receive the benefit of warranties from the builders for the secondhand vessels that we acquire. Our fleet has an average age of approximately 4.6 years as of January 31, 2011. In general the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel making older vessels less desirable to charterers.

If Capital Maritime or any third party seller we may contract with in the future for the purchase of newbuildings fails to make construction payments for such vessels, the shipyard may rescind the purchase contract and we may lose access to such vessels or need to finance such vessels before they begin operating, which could harm our business and our ability to make cash distributions.

The newbuildings we have acquired since our initial public offering on the Nasdaq Global market on April 3, 2007 (the “IPO”) had all been contracted directly by Capital Maritime and all costs for the construction and delivery of such vessels have been incurred by Capital Maritime. In the future, we may enter into similar arrangements with Capital Maritime or other third parties for the acquisition of newbuildings. If Capital Maritime or any third party sellers we contract with in the future fail to make construction payments for the newbuildings after receiving notice by the shipbuilder following nonpayment on any installment due date, the shipbuilder could rescind the newbuilding purchase contract. As a result of such default, Capital Maritime or the third party seller could lose all or part of the installment payments made prior to such default, and we could either lose access to such newbuilding or any future vessels we contract to acquire or may need to finance such vessels before they begin operating and generating voyage revenues, which could harm our business and reduce our ability to make cash distributions.

If we finance the purchase of any additional vessels or businesses we acquire in the future through cash from operations, by increasing our indebtedness or by  issuing debt or equity securities, our ability to make cash distributions may be diminished, our financial leverage could increase or our unitholders could be diluted. In addition, if we expand the size of our fleet by directly contracting newbuildings in the future, we generally will be required to make significant installment payments for such acquisitions prior to their delivery and generation of any revenue.

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

To date, all the newbuildings we have acquired have been contracted directly by Capital Maritime and all costs for the construction and delivery of these vessels have been incurred by Capital Maritime. As of December 31, 2010, our fleet consisted of 21 vessels, only eight of which had been part of our initial fleet at the time of our IPO. We have financed the purchase of the additional vessels either with debt, or partly with debt, cash and partly by issuing additional equity securities.  If we issue additional common units or other equity securities to finance the acquisition of a vessel or business, your ownership interest in us will be diluted. Please read “Risks Inherent in an Investment in Us—We may issue additional equity securities without your approval, which would dilute your ownership interest” below.

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

To fund the acquisition price of a business or of any additional vessels we may contract to purchase from Capital Maritime or other third parties and other related capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for distributions to unitholders. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. Incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to meet our quarterly distributions to unitholders, which could have a material adverse effect on our ability to make cash distributions.

Delays in deliveries, our decision to cancel or our inability to otherwise complete the acquisitions of any newbuildings we may decide to acquire in the future, could harm our operating results and lead to the termination of any related charters.

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

The vessels that currently make up our fleet, as well as the remaining vessel we may purchase from Capital Maritime under our omnibus agreement, have been built in accordance with custom designs from three different shipyards, and the vessels from each respective shipyard are the same in all material respects. As a result, any latent defect discovered in one vessel will likely affect all of our vessels.

The vessels that make up our fleet, with the exception of the M/T Amore Mio II, as well as certain sister vessels in Capital Maritime’s fleet for which we have been granted a right of first offer, are based on standard designs from Hyundai MIPO Dockyard Co., Ltd., South Korea, STX Shipbuilding Co., Ltd., South Korea and Baima Shipyard, China, and have been customized by Capital Maritime, in some cases in consultation with the charterers of the vessel, and are, or will be, uniform in all material respects. All vessels have the same or similar equipment. As a result, any latent design defect discovered in one of our vessels will likely affect all of our other vessels in that class. As a result, any equipment defect discovered may affect all of our vessels. Any disruptions in the operation of our vessels resulting from defects could adversely affect our receipt of revenues under the charters for the vessels affected.

Certain design features in our vessels have been modified by Capital Maritime to enhance the commercial capability of our vessels. As a result, we may encounter unforeseen expenses, complications, delays and other unknown factors which could adversely affect our revenues.

Capital Maritime has modified certain design features in our vessels which have, in certain cases, not been in operation for meaningful periods of time. If these modifications fail to enhance the commercial capability of our vessels as intended or interfere with the operation of our vessels, we could face expensive and time-consuming design modifications, delays in the operation of our vessels, damaged customer relationships and harm to our reputation. Any disruptions in the operation of our vessels resulting from the design modifications could adversely affect our receipt of revenues under the charters for the vessels affected.

Political and government instability, terrorist or other attacks, war or international hostilities can affect the tanker industry, which may adversely affect our business.

We conduct most of our operations outside of the United States. In particular, we derive a portion of our revenues from shipping oil and oil products from politically unstable regions and our business, results of operations, cash flows, financial condition and ability to make cash distributions may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005, the current conflicts in Iraq and Afghanistan and other current and future conflicts and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to contribute to world economic instability and uncertainty in global financial markets. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could negatively impact the US and world economy, potentially leading to an economic recession. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

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

Furthermore, our operations may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities, or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

If our vessels call on ports located in countries that are subject to restrictions imposed by the United States government, it could adversely affect our reputation and the market for our common units.

From time to time, the charterers that operate our vessels may arrange for vessels in our fleet may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. persons, such as our partnership, and introduces limits on the ability to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.

Although these sanctions and embargoes do not prevent our vessels from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our common units. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our units. Additionally, some investors may decide to divest their interest, or not to invest, in us simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our units may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

Compliance with safety and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and net income.

The hull and machinery of every commercial vessel must be certified as being “in class” by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of its underwater parts, a cost which is undertaken by our manager under the terms of our management agreement.

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

The operation of ocean-going vessels in international trade is inherently risky. Not all risks can be adequately insured against and any particular claim may not be paid for any number of reasons. We do not currently maintain off-hire insurance, covering loss of revenue during extended vessel off-hire periods such as may occur whilst a vessel is under repair. Accordingly, any extended vessel off-hire due to an accident or otherwise, could have a materially adverse effect on our business and our ability to pay distributions to our unitholders. Claims covered by insurance are subject to deductibles and since it is possible that a large number of claims may arise, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves. Please read “—We will be subject to funding calls by our protection and indemnity associations, and our associations may not have enough resources to cover claims made against them, resulting in potential unbudgeted supplementary liability to fund claims made upon us.” below.

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

We will be subject to funding calls by our protection and indemnity associations, and our associations may not have enough resources to cover claims made against them, resulting in potential unbudgeted supplementary liability to fund claims made upon us.

We are indemnified for legal liabilities incurred while operating our vessels through membership in P&I Associations. P&I Associations are mutual insurance associations whose members must contribute proportionately to cover losses sustained by all the association’s members. The objective of a P&I Association is to provide mutual insurance based on the aggregate tonnage of a member’s vessels entered into the association. Claims are paid through the aggregate premiums of all members of the association, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the association. Claims submitted to the association may include those incurred by members of the association, as well as claims submitted to the association from other P&I Associations with which our P&I Association has entered into pooling agreements. The P&I Associations to which we belong may not remain viable and we may become subject to additional funding calls which could adversely affect us.

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

In addition to complying with existing laws and regulations and those that may be adopted, shipowners may incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. For example, recent amendments to MARPOL regulations regarding the prevention of air pollution from ships establish a series of progressive standards to further limit the sulphur content in fuel oil, which will be phased in through 2020, and new tiers of nitrogen oxide (“NOx”) emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards apply in the coastal areas designated as Emission Control Areas, including the Baltic Sea, the North Sea, and the United States and Canadian coastal areas.

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

In addition, various jurisdictions, including the IMO and the United States, have proposed or implemented requirements governing the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. The IMO has adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), which calls for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will enter into force 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping tonnage. As of December 31, 2010, 27 states, representing approximately 25.2% of the world’s merchant shipping tonnage, have ratified the BWM Convention. We may incur additional costs to install the relevant control equipment on our vessels in order to comply with the new standards.

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

Other requirements may also come into force regarding the protection of endangered species which could lead to changes in the routes our vessels follow or in trading patterns generally and thus to additional capital expenditures. Additionally, new environmental regulations with respect to greenhouse gas emissions and preservation of biodiversity amongst others, are expected to come into effect following the agreement and execution of a G8 environmental agreement. A meeting of the G8 to discuss such matters took place in Canada in June 2010.

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

The crew employment agreements that manning agents enter into on behalf of Capital Maritime or any of its affiliates, including Capital Ship Management, our manager, may not prevent labor interruptions and are subject to renegotiation in the future. Any labor interruptions, including due to a failure to renegotiate employment agreements with our crew members successfully could disrupt our operations and could adversely affect our business, results of operations, cash flows and financial condition

Arrests of our vessels by maritime claimants could cause a significant loss of earnings for the related off-hire period.

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

Pursuant to the omnibus agreement that we and Capital Maritime have entered into, Capital Maritime and its controlled affiliates (other than us, our general partner and our subsidiaries) have agreed not to acquire, own or operate medium- range tankers under time charters of two or more years without the consent of our general partner. The omnibus agreement, however, contains significant exceptions that may allow Capital Maritime or any of its controlled affiliates to compete with us, which could harm our business.  Please read “Item 7B: Related-Party Transactions— Selected agreements entered into during the year ended December 31, 2007—Omnibus Agreement—Noncompetition”.

Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning 5% or more of our units.

Holders of common units have only limited voting rights on matters affecting our business. We hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders elect only four of the seven members of our board of directors. We do not currently have any outstanding subordinated units. The elected directors will be elected on a staggered basis and will serve for three-year terms. Our general partner in its sole discretion has the right to appoint the remaining three directors and to set the terms for which those directors will serve. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders have no right to elect our general partner and our general partner may not be removed except by a vote of the holders of at least 66⅔% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class and a majority vote of our board of directors. Currently, 25,846,332 common units are owned by public unitholders, representing a 66.8% common unitholder interest in us.

Our partnership agreement further restricts unitholders’ voting rights by providing that if any person or group, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of our board of directors, owns beneficially 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. As an affiliate of our general partner, Capital Maritime is not subject to this limitation. Capital Maritime owns a 31.2% interest in us, including 11,304,651 common units and a 2% interest in us through its ownership of our general partner.

Our general partner and its other affiliates own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to your detriment.

Capital Maritime currently owns a 31.2% interest in us, including 11,304,651 common units and a 2% interest in us through its ownership of our general partner. The common units owned by Capital Maritime have the same rights as our other outstanding common units. Our general partner effectively controls our day-to-day affairs consistent with policies and procedures adopted by and subject to the direction of our board of directors. Our general partner and its affiliates and our directors have a fiduciary duty to manage us in a manner beneficial to us and our unitholders. However, the officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Capital Maritime. Furthermore, all of the officers of our general partner and certain of our directors are directors or officers of Capital Maritime and its affiliates, and as such they have fiduciary duties to Capital Maritime that may cause them to pursue business strategies that disproportionately benefit Capital Maritime or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Capital Maritime and its affiliates, including our general partner and its officers, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. Please read “—Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors” below. These conflicts include, among others, the following situations:

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

The vote of a majority of our common unitholders is required to amend the terms of our partnership agreement. Capital Maritime currently owns 29.8% of our common units and can significantly impact any vote under the terms of our partnership agreement which may allow Capital Maritime to favor its interests and may significantly affect your rights under the partnership agreement. In addition, Capital Maritime is not subject to the limitations on voting rights imposed on our other limited partners.

Capital Maritime currently owns 11,304,651 common units, or 29.8% of our total common units. Following the termination of the subordination period in February 2009 and the resulting conversion of all of our outstanding subordinated units to common units, the affirmative vote of a majority of common units (or in certain cases a higher percentage), are required in order to amend the terms of the partnership agreement or to reach certain decisions or actions, including:

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

In addition, prior to such conversion, any shortfall in the payment of the quarterly distribution was borne first by the owners of the subordinated units. Following such conversion the risk is now borne by our common unitholders, including Capital Maritime, equally.

Our partnership agreement further restricts unitholders’ voting rights by providing that if any person, other than our general partner or its affiliates, their transferees and persons who acquire units with the prior approval of our board of directors owns beneficially 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and that the voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. See “—Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning 5% or more of our units” above for more information. As an affiliate of our general partner, Capital Maritime is not subject to this limitation. In addition, Capital Maritime, which holds 11,304,651 common units representing 29.8% of our common units and is our largest unitholder, may propose amendments to the partnership agreement that may favor its interests over yours and which may change or limit your rights under the partnership agreement.

Fees and cost reimbursements paid by us to Capital Ship Management for services provided to us and certain of our subsidiaries will be substantial, may fluctuate and will reduce our cash available for distribution to you. Such fees and cost reimbursements, the amount of which is determined by Capital Ship Management, may increase as vessel costs continue to increase or due to other unforeseen events, and may change upon the expiration of the management and administrative agreements currently in place.

We pay a fixed daily fee for an initial term of approximately five years from the time we take delivery of each vessel for services provided to us by Capital Ship Management, and we reimburse Capital Ship Management for all expenses it incurs on our behalf. The fixed daily fee to be paid to Capital Ship Management includes all costs incurred in providing certain commercial and technical management services to us, including vessel maintenance, crewing, purchasing and insurance and also includes the expenses for each vessel’s next scheduled special or intermediate survey, as applicable, and related drydocking. In addition to the fixed daily fees payable under the management agreement, Capital Ship Management is entitled to supplementary remuneration for extraordinary fees and costs of any direct and indirect expenses it reasonably incurs in providing these services which may vary from time to time, and which includes, amongst others, certain costs associated with the vetting of our vessels, repairs related to unforeseen events and insurance deductibles in accordance with the terms of the management agreement (the “extraordinary fees”). For the year ended December 31, 2010 such fees amounted to approximately $2.0 million, compared to $3.0 million and $1.0 million for the years ended December 31, 2009 and 2008, respectively. Such costs may increase further to reflect unforeseen events and the continuing inflationary vessel costs environment. In addition, Capital Ship Management provides us with administrative services, including audit, legal, banking, investor relations, information technology and insurance services, pursuant to an administrative services agreement with an initial term of five years from the date of our IPO, and we reimburse Capital Ship Management for all costs and expenses reasonably incurred by it in connection with the provision of those services. Costs for these services are not fixed and fluctuate depending on our requirements.

Our management agreement with Capital Ship Management is scheduled to expire (at the earliest) for seven of our vessels during 2011 and for an additional four during 2012. At such time, and in the event any new vessels are acquired, we will have to enter into new agreements with Capital Ship Management or a third party for the provision of the above services. It is possible that any such new agreement may not be on the same or similar terms as our existing agreements, and that the level of our operating costs may materially change following any such renewal. Any increase in the costs and expenses associated with the provision of these services by our manager in the future, such as the condition and age of our vessels, costs of crews for our time chartered vessels and insurance, will lead to an increase in the fees we will have to pay to Capital Ship Management under any new agreements we enter into. The payment of fees to Capital Ship Management and reimbursement of expenses to Capital Ship Management could adversely affect our ability to pay cash distributions.

We currently do not have any officers and rely, and expect to continue to rely, solely on officers of our general partner, who face conflicts in the allocation of their time to our business.

Our board of directors has not exercised its power to appoint officers of Capital Product Partners L.P. to date, and as a result, we rely, and expect to continue to rely, solely on the officers of our general partner, who are not required to work full-time on our affairs and who also work for affiliates of our general partner, including Capital Maritime. For example, our general partner’s Chief Executive Officer and Chief Financial Officer is also an executive officer of Capital Maritime and Crude Carriers Corp., an affiliate of Capital Maritime. The affiliates of our general partner conduct substantial businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and effort of the officers of our general partner who also provide services to our general partner’s affiliates, which could have a material adverse effect on our business, results of operations and financial condition.

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

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if public unitholders are dissatisfied, they will be unable to remove our general partner without Capital Maritime’s consent unless Capital Maritime’s ownership share in us is below a specified threshold, all of which could diminish the trading price of our units.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner:

●
The unitholders will be unable to remove our general partner without its consent because if general partner and its affiliates own sufficient units to be able to prevent such removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class and a majority vote of our board of directors is required to remove the general partner. As of December 31, 2010, Capital Maritime owned a 31.2% interest in us, including 11,304,651 common units and a 2% interest in us through its ownership of our general partner while 66.8% of our common units were owned by public unitholders.

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

One effect of these provisions may be to diminish the price at which our units will trade.

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

We have granted registration rights to Capital Maritime and certain affiliates of Capital Maritime. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them at such time or to include those securities in registration statements that we may file for ourselves or other unitholders. Following the early termination of the subordination period on February 14, 2009, all of our 8,805,522 subordinated units converted into common units on a one-for-one basis. There are currently no outstanding subordinated units. As of December 31, 2010 Capital Maritime owned 11,304,651 common units registered under our Registration Statement on Form F-3 dated August 29, 2008, as amended (the “Form F-3”), and certain incentive distribution rights. By exercising their registration rights or selling a large number of units or other securities, as the case may be, these unitholders could cause the price of our units to decline.

We may issue additional equity securities without your approval, which would dilute your ownership interests.

We may, without the approval of our unitholders, issue an unlimited number of additional units or other equity securities, including securities to Capital Maritime. During 2010 we financed the acquisition of two vessels from Capital Maritime through the issuance of additional common units through public offerings under our Form F-3. Previously we financed a portion of the purchase price of two non-contracted vessels we acquired from Capital Maritime during the first half of 2008 through the issuance of additional common units directly to Capital Maritime. In addition, in August 2010, we issued a total of 795,200 restricted common units under our Omnibus Incentive Compensation Plan adopted in April 2008, as amended. The issuance by us of additional units or other equity securities of equal or senior rank will have the following effects:

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

Our partnership agreement requires our board of directors to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. These reserves will also affect the amount of cash available for distribution to our unitholders. Our board of directors may also establish reserves for distributions on any future subordinated units, but only if those reserves will not prevent us from distributing the minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters. We currently do not have any subordinated units outstanding. As described above in “—Risks Inherent in Our Business—We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter our board of directors is required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted”, our partnership agreement requires our board of directors each quarter to deduct from operating surplus estimated maintenance and replacement capital expenditures, as opposed to actual expenditures, which could reduce the amount of available cash for distribution. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by the conflicts committee of our board of directors.

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

As a limited partner in a partnership organized under the laws of the Marshall Islands, you could be held liable for our obligations to the same extent as a general partner if you participate in the “control” of our business. Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner. In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business. Please read “The Partnership Agreement—Limited Liability” in our Registration Statement on Form F-1 filed with the SEC on March 19, 2007, for a more detailed discussion of the implications of the limitations on liability to a unitholder.

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

Our partnership agreement allows us to make working capital borrowings to pay distributions. Accordingly, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, please read “Item 5B: Liquidity and Capital Resources—Borrowings”.

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

Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Limited Partnership Act (the “Marshall Islands Act”), we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

We have incurred, and may continue to incur significant costs in complying with the requirements of the U.S. Sarbanes-Oxley Act of 2002. If management is unable to continue to provide reports as to the effectiveness of our internal control over financial reporting or our independent registered public accounting firm is unable to continue to provide us with unqualified attestation reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common units.

We completed our IPO on the Nasdaq Global Market on April 3, 2007. As a publicly traded limited partnership, we are required to comply with the SEC’s reporting requirements and with corporate governance and related requirements of the U.S. Sarbanes-Oxley Act of 2002, the SEC and the Nasdaq Global Market, on which our common units are listed. Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (“SOX 404”) requires that we evaluate and determine the effectiveness of our internal control over financial reporting on an annual basis and include in our reports filed with the SEC our management’s assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent registered public accounting firm. As our manager, Capital Maritime provides substantially all of our financial reporting, and we depend on the procedures they have in place. If, in such future annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified attestation report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common units.

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

A foreign entity taxed as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes if (x) at least 75.0% of its gross income for any taxable year consists of certain types of “passive income”, or (y) at least 50.0% of the average value of the entity’s assets produce or are held for the production of those types of “passive income”. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. U.S. persons who own shares of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and projected method of operation, we believe that we are not currently a PFIC and we do not expect to become a PFIC in the future. We intend to treat our income from time chartering activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes.  However, no assurance can be given that the Internal Revenue Service (the “IRS”) will accept this position. There are legal uncertainties involved in this determination, because there is no direct legal authority under the PFIC rules addressing our current and projected future operations.  Accordingly, no assurance can be given that the IRS or a United States court will accept the position that we are not a PFIC and there is a risk that the IRS or a United States court could determine that we are a PFIC.  Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations. See “Item 10E: Taxation—PFIC Status and Significant Tax Consequences”.

The enactment of previously proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

Previously proposed legislation would deny the preferential rate of U.S. federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country that has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on entities organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted the preferential tax rates of federal income tax discussed under “Item 10E: Taxation—Distributions” herein may no longer be applicable to distributions received from us. As of the date hereof, it is not possible to predict with any certainty whether this previously proposed legislation will be reintroduced and enacted.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the Code, 50% of the gross shipping income of a vessel-owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the U.S. is characterized as U.S. source shipping income and such income generally is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code. We believe that we and each of our subsidiaries will qualify for this statutory tax exemption, and we will take this position for U.S. federal income tax return reporting purposes. See “Item 10E: Taxation—The Section 883 Exemption”. However, there are factual circumstances, including some that may be beyond our control, which could cause us to lose the benefit of this tax exemption. In addition, our conclusion that we currently qualify for this exemption is based upon legal authorities that do not expressly contemplate an organization structure such as ours. Although we have elected to be treated as a corporation for U.S. federal income tax purposes, for corporate law purposes we are organized as a limited partnership under Marshall Islands law. Our general partner will be responsible for managing our business and affairs and has been granted certain veto rights over decisions of our board of directors. Therefore, we can give no assurances that the IRS will not take a different position regarding our qualification, or the qualification of any of our subsidiaries, for this tax exemption.

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

We intend that our affairs and the business of each of our controlled affiliates will be conducted and operated in a manner that minimizes income taxes imposed upon us and these controlled affiliates or which may be imposed upon you as a result of owning our units. However, because we are organized as a partnership, there is a risk in some jurisdictions that our activities and the activities of our subsidiaries may be attributed to our unitholders for tax purposes and, thus, that you will be subject to tax in one or more non-U.S. countries, including Greece, as a result of owning our units if, under the laws of any such country, we are considered to be carrying on business there. If you are subject to tax in any such country, you may be required to file a tax return with and pay tax in that country based on your allocable share of our income. We may be required to reduce distributions to you on account of any withholding obligations imposed upon us by that country in respect of such allocation to you. The United States may not allow a tax credit for any foreign income taxes that you directly or indirectly incur.

We believe we can conduct our activities in a manner so that our unitholders should not be considered to be carrying on business in Greece solely as a consequence of acquiring, holding, disposing of or participating in the redemption of our units. However, the question of whether either we or any of our controlled affiliates will be treated as carrying on business in any country, including Greece, will largely be a question of fact determined through an analysis of contractual arrangements, including the management agreement and the administrative services agreement we have entered into with Capital Ship Management, and the way we conduct business or operations, all of which may change over time. The laws of Greece or any other foreign country may also change, which could cause the country’s taxing authorities to determine that we are carrying on business in such country and are subject to its taxation laws. Any foreign taxes imposed on us or any subsidiaries will reduce our cash available for distribution.

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

At the time of the IPO we also entered into an agreement to acquire seven newbuildings from Capital Maritime, for a total purchase price of $368.0 million, at the time of their delivery to Capital Maritime. We took delivery of the first four vessels between May and September 2007 with the remaining three vessels delivered between January and August 2008. All seven of these vessels were under medium to long term charters with BP Shipping Limited, Morgan Stanley Capital Group Inc. and subsidiaries of Overseas Shipholding Group Inc. at the time of their delivery.

Between September 2007 and April 2008 we also acquired three additional, non-contracted vessels from Capital Maritime. In September 2007 we acquired the M/T Attikos, a 12,000 dwt, 2005 built double-hull product tanker chartered to Trafigura Beheer B.V. at the time, at a purchase price of $23.0 million. In March 2008 we purchased the  M/T Amore Mio II, a 160,000 dwt, 2001 built tanker chartered to BP Shipping Limited at the time, and in April 2008 we purchased the M/T Aristofanis, a 12,000 dwt, 2005 built product tanker sister vessel to the M/T Attikos chartered to Shell International Trading & Shipping Company Ltd at the time. The aggregate purchase price for the M/T Amore Mio II was $95.0 million and for the M/T Aristofanis $23.0 million under the terms of the relevant share purchase agreement with Capital Maritime. We funded a portion of the purchase price of the vessels through the issuance of 2,048,823 and 501,308 common units to Capital Maritime, respectively, at a price of $18.42 and $20.08, respectively, per unit, which was the price per unit as quoted on the Nasdaq Stock Exchange on the day prior to the respective acquisition, and the remainder through the incurrence of $57.5 million of debt under the 2008 facility and $2.0 million in cash. In conjunction with the equity issued to Capital Maritime, Capital Maritime, made capital contributions to our general partner, Capital GP L.L.C., of 40,976 and 10,026 common units, respectively, in order for it to maintain its 2% general partner interest in us.

In March 2008, we entered into an additional 10-year revolving credit facility of up to $350.0 million with HSH Nordbank AG which is non-amortizing until March 2013 and can be used to finance a portion of the purchase price of future acquisitions. To date, we have used $107.5 million of this facility, leaving capacity of $242.5 million, subject to compliance with the terms of the facility.

On August 29, 2008, we filed a Registration Statement on Form F-3 with the SEC using a “shelf” registration process.  Under this shelf registration process, we may sell, in one or more offerings, up to $300.0 million in total aggregate offering price of the common units, and Capital Maritime may sell up to 11,304,651 common units (including the 8,805,522 common units issued upon conversion of the subordinated units into common units on a one for one basis on February 14, 2009). Please see “2010 Developments” below for a description of certain securities offered under the shelf registration process.

On January 30, 2009, we announced the payment of an exceptional non-recurring distribution of $1.05 per unit for the fourth quarter of 2008, bringing annual distributions to unitholders to $2.27 per unit for the year ended December 31, 2008, a level which under the terms of our partnership agreement resulted in the early termination of the subordination period and the automatic conversion of the subordinated units into common units. Our board of directors unanimously determined that taking into account the totality of relationships between the parties involved, the payment of this exceptional distribution was in our best interests taking into consideration the general economic conditions, our business requirements, risks relating to our business as well as alternative uses available for our cash. This exceptional distribution was funded from operating surplus and through a decrease in existing reserves. Payment of the exceptional distribution was made on February 13, 2009 to unitholders of record on February 10, 2009. Following such automatic conversion in February 2009, Capital Maritime owned a 46.6% interest in us, including 11,304,651 common units and a 2% interest through its ownership of our general partner Capital GP L.L.C. The common units owned by Capital Maritime have the same rights as our other outstanding common units.

In April 2009, we extended our charter coverage and renewed our fleet when we acquired all of Capital Maritime’s interest in its wholly owned subsidiaries that own the M/T Ayrton II and the M/T Agamemnon II, two of the vessels identified under the omnibus agreement, in exchange for all of our interest in our wholly owned subsidiaries that owned the M/T Atrotos and the M/T Assos. Both acquired vessels were under time charters to BP expiring in 2011 at the time of their delivery. As part of the transaction, we paid an additional consideration of $4.0 million per vessel to Capital Maritime and remained responsible for any costs associated with the delivery of the vessels to Capital Maritime. Morgan Stanley Capital Group Inc., the charterer of the M/T Assos and the M/T Atrotos prior to the exchange, compensated us for the early termination of the charters of these two vessels which were scheduled to expire in October 2009 and April 2010, respectively.

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

2010 Developments

In January 2010, we rechartered two tanker vessels, the M/T Axios and the M/T Agisilaos, with Capital Maritime. Each charter commenced directly upon the vessel’s redelivery from its previous charter with BP Shipping Limited and is for a 12-month period (+/- 30 days).

On February 23, 2010 we announced the issuance of 5,800,000 common units at a public offering price of $8.85 per common unit under our Form F-3 shelf registration. An additional 481,578 common units were subsequently sold on the same terms following the partial exercise of the over-allotment option granted to the underwriters for the offering. Capital GP L.L.C., our general partner, participated in both the offering and the exercise of the over-allotment option and purchased an additional 128,195 units at the public offering price, thereby maintaining its 2 percent interest us. Aggregate proceeds, net of commissions but before expenses relating to the offering, were approximately $54.0 million. The net proceeds from the offering were used to re-acquire the M/T Atrotos at an acquisition price of $43.0 million and for general partnership purposes. The M/T Atrotos was acquired with a bareboat charter attached, as, prior to its acquisition, the vessel had been leased to Arrendadora Ocean Mexicana, S.A. de C.V. (“Arrendadora”) pursuant to a finance lease agreement expected to expire in March 2014, and was renamed M/T El Pipila and registered under Mexican flag.

In June 2010 we rechartered the M/T Arionas with Capital Maritime and the M/T Akeraios with BP Shipping Limited. Each charter commenced directly upon the respective vessel’s redelivery from its previous charter, and is for a 12-month period (+/- 30 days).

On June 30, 2010, we acquired the M/T Alkiviadis from Capital Maritime at a purchase price of $31.5 million, financed with cash. The M/T Alkiviadis is chartered to Capital Maritime for a 24-month period. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors.

On July 22, 2010, we held our annual general meeting of unitholders, at which time the two initial directors appointed by Capital Maritime and designated as Class III elected directors were re-elected by a majority of our common unitholders (excluding common units held by Capital Maritime). As of the 2010 annual meeting of unitholders, a majority of our board is now elected by our common unitholders, rather than appointed by our general partner.

On August 9, 2010, we announced the issuance of 5,500,000 common units at a public offering price of $8.63 per common unit under our Form F-3 shelf registration.  An additional 552,254 common units were subsequently sold on the same terms following the partial exercise of the over-allotment option granted to the underwriters. Capital GP LLC, our general partner, participated in both the offering and the exercise of the over-allotment option and purchased an additional 123,515 units at the public offering price, thereby maintaining its 2 percent interest in the Partnership. Aggregate proceeds, net of commissions but before expenses relating to the offering, were approximately $50.8 million. The net proceeds from the offering were used to re-acquire the M/T Assos at an acquisition price of $43.5 million and for general partnership purposes.  The M/T Assos was acquired with a bareboat charter attached, as, prior to its acquisition, the vessel had been leased to Arrendadora pursuant to a finance lease agreement expected to expire in March 2014, and was renamed M/T Insurgentes and registered under Mexican flag.

In September 2010 we rechartered the M/T Anemos I with Petroleo Brasileiro S.A. (“Petrobras”) for a 36-month period (+/- 30 days).

On August 31, 2010, we, either directly or through our General Partner, issued 795,200 (or 2% of our total units outstanding as of December 31, 2010) of the 800,000 units authorized under our Omnibus Incentive Compensation Plan adopted in April 2008, as amended on July 22, 2010 to increase the aggregate number of awards issuable under the plan to 800,000 (the “Plan”). Awards were issued to all members of our board of directors, to officers of our General Partner, our manager, Capital Maritime and to employees of certain key affiliates and other eligible persons, with the majority vesting after three years from the date of issue, except for awards issued to our Chairman and to the three independent members of our board of directors which vest in equal annual installments over a three-year period. All awards are conditional upon the grantee’s continued service until the applicable vesting date and all awards accrue distributions payable upon vesting. Please read “Item 6E: Share Ownership—Omnibus Incentive Compensation Plan” and Note 13 (Omnibus Incentive Compensation Plan) to our Financial Statements included herein for additional information.

In October 2010 we rechartered the M/T Apostolos with BP Shipping Limited for a 24-month period (+/- 30 days).

In January 2011 we rechartered the M/T Amore Mio II with Capital Maritime for a 12-month period (+/- 30 days). The transaction was approved by our board of directors following approval by the conflicts committee of independent directors.

As of January 31, 2011, our fleet consisted of 21 double-hull, high specification tankers with 69% of the fleet total days in 2011 secured under period charter coverage. We currently have no capital commitments to purchase or build additional vessels. We intend to continue to evaluate potential acquisitions of vessels or businesses and to take advantage of our relationship with Capital Maritime in a prudent manner that is accretive to our unitholders and to long-term distribution growth.

Please see “—Our Fleet” below for more information regarding our vessels, their charters, acquisition dates and prices, charter rates and expirations, operating expenses and other information, “Item 5B: Liquidity and Capital Resources—Net Cash Used in Investing Activities” and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding any acquisitions, including a detailed explanation of how they were accounted for and  “Item 7B: Related-Party Transactions” for a description of the terms of certain transactions.

B. Business Overview

We are an international tanker company and our vessels trade on a worldwide basis and are capable of carrying crude oil, refined oil products, such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and certain chemicals such as ethanol. Our fleet consists of 21 double-hull tankers with an average age of approximately 4.6 years as of January 31, 2011, including one of the largest Ice Class 1A MR product tanker fleets in the world based on number of vessels and carrying capacity with 69% of the fleet total days in 2011 secured under period charter coverage.  We currently charter 19 of our 21 vessels under medium to long-term time and bareboat charters (with an average remaining term of approximately 4.6 years as of January 31, 2011) to large charterers such as BP Shipping Limited, Petrobras, Capital Maritime and subsidiaries of Overseas Shipholding Group Inc. All our time and bareboat charters provide for the receipt of a fixed base rate for the life of the charter, and in the case of 9 of our 11 time charters, also provide for profit sharing arrangements in excess of the base rate. Please see “Profit Sharing Arrangements” below for a detailed description of how profit sharing is calculated. Capital Maritime currently owns a 31.2% interest in us, including 11,304,651 common units and a 2% interest in us through its ownership of our general partner.

Business Strategies

Our primary business objective is to pay a sustainable quarterly distribution per unit and to increase our distributions over time by executing on the following business strategies:

●
Maintain medium to long-term fixed charters.  We believe that the medium to long-term, fixed-rate nature of our charters, our profit sharing arrangements, and our agreement with Capital Ship Management for the commercial and technical management of our vessels provide a stable base of revenue and predictable expenses that will result in stable cash flows in the medium to long-term. As our vessels come up for rechartering we will seek to redeploy them under contracts that reflect our expectations of the market conditions prevailing at the time. We believe that the young age of our fleet, which is one of the youngest in the industry, the high specifications of our vessels and our manager’s ability to meet the rigorous vetting requirements of some of the world’s most selective major international oil companies position us well to recharter our vessels.

●
Expand our fleet through accretive acquisitions.  We intend to continue to evaluate potential acquisitions of additional vessels and to take advantage of our unique relationship with Capital Maritime to make strategic acquisitions in the medium to long term in a prudent manner that is accretive to our unitholders and to long-term distribution growth. In addition, we may pursue opportunities for acquisitions of, or combinations with, other shipping businesses. We will continue to evaluate opportunities to acquire both newbuildings and second-hand vessels, if and when they are chartered for more than two years, from Capital Maritime and from third parties as we seek to grow our fleet in a way that is accretive to our distributions.

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

●
Maintain and build on our ability to meet rigorous industry and regulatory safety standards. We believe that in order for us to be successful in growing our business in the future, we will need to maintain our excellent vessel safety record and maintain and build on our high level of customer service and support. Capital Ship Management has an excellent vessel safety record, is capable of complying with rigorous health, safety and environmental protection standards, and is committed to providing our customers with a high level of customer service and support.

Competitive Strengths

We believe that we are well-positioned to execute our business strategies and our future prospects for success are enhanced because of the following competitive strengths:

●
Strong relationship with Capital Maritime.  We believe our strong relationship with Capital Maritime and its affiliates provides numerous benefits which are essential to our long-term growth and success. Capital Maritime has a well-established reputation within the shipping industry and strong relationships with many of the world’s leading oil companies, commodity traders and shipping companies. We also benefit from Capital Maritime’s expertise in technical fleet management and its ability to meet the rigorous vetting requirements of some of the world’s most selective major international oil companies, including BP p.l.c., Chevron Corporation, Conoco-Phillips Inc., ExxonMobil Corporation, Royal Dutch Shell plc, Statoil ASA, Total S.A. and many others.

●
Leading position in the product tanker market, with a modern, capable fleet, built to high specifications.  Our fleet of 21 double-hull tankers includes one of the largest Ice Class 1A MR fleets in the world based on number of vessels and carrying capacity. The IMO II/III and Ice Class 1A classification notations of most of our vessels provide a high degree of flexibility as to what cargoes our charterers can choose to trade as they employ our fleet. We also believe that the range in size and the geographic flexibility of our fleet are attractive to our charterers, allowing them to consider a variety of trade routes and cargoes. With an average age of approximately 4.6 years as of January 31, 2011, our fleet is one of the youngest fleets of its size in the world.  Finally, we believe our vessels’ compliance with existing and expected regulatory standards, the high technical specifications of our vessels and our fleet’s flexibility to transport a wide variety of refined products and crude oil across a wide range of trade routes is attractive to our existing and potential charterers.

●
Financial strength and flexibility.   Subject to compliance with the relevant covenants we currently have $246.0 million in undrawn amounts available under our 10-year non-amortizing credit facilities. We may use these amounts to finance up to 50% of the purchase price of any potential future purchases of modern tanker vessels from Capital Maritime or any third parties. We believe that the terms of our amended credit facilities enhance our financial flexibility to realize new vessel acquisitions from Capital Maritime and third parties.

Our Customers

We provide marine transportation services under medium- to long-term time charters or bareboat charters with counterparties that we believe are creditworthy. Currently, our customers include:

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

●
Petroleo Brasileiro S.A. (Petrobras), the Brazilian state-run energy company, is an integrated oil and gas company with interests in exploration, production, refining, marketing and distribution. Petrobras also operates a fleet of close to 200 vessels and is listed on the New York Stock Exchange. Petrobras is one of the world’s biggest companies in the world by market value.

●	Arrendadora Ocean Mexicana S.A. de C.V., is a Mexican company specializing in the supply and operation of vessels for the offshore oil and gas industry.
●
Capital Maritime & Trading Corp., an established shipping company with activities in the sea transportation of wet (crude oil, oil products, chemicals) and dry cargos worldwide with a long history of operating and investing in the shipping markets.

For the year ended December 31, 2010, BP Shipping Limited, Morgan Stanley Capital Group Inc. and subsidiaries of Overseas Shipholding Group Inc accounted for 49%, 11% and 11% of our revenues respectively compared to 54%, 20% and 11% of our revenues, respectively for the year ended December 31, 2009. For the year ended December 31, 2008 BP Shipping Limited and Morgan Stanley Capital Group Inc., accounted for 48% and 29%, respectively. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.

Our Fleet

At the time of our IPO on April 3, 2007, our fleet consisted of eight vessels. Since that date, the size of our fleet has greatly increased in terms of both number of vessels and carrying capacity and currently consists of 21 vessels of various sizes with an average age of approximately 4.6 years and average remaining term under our charters of approximately 4.6 years (as of January 31, 2011).

The following table summarizes certain key information with respect to the vessels we have purchased from Capital Maritime since our IPO:

Name of Vessel	Contracted Purchase at IPO	Acquisition/Delivery Date	Purchase Price

Atrotos (1)	Yes	May 2007 March 2010	$56,000,000$43,000,000
Akeraios	Yes	July 2007	$56,000,000
Anemos I	Yes	September 2007	$56,000,000
Apostolos	Yes	September 2007	$56,000,000
Attikos	No	September 2007	$23,000,000
Alexandros II	Yes	January 2008	$48,000,000
Amore Mio II (2)	No	March 2008	$85,739,320
Aristofanis (2)	No	April 2008	$21,566,265
Aristotelis II	Yes	June 2008	$48,000,000
Aris II	Yes	August 2008	$48,000,000
Agamemnon II (1)	No	April 2009	$39,774,578
Ayrton II (1)	No	April 2009	$38,721,322
Alkiviadis (3)	No	June 2010	$31,500,000
Assos (1)	Yes	August 2010	$43,500,000

(1)           The M/T Agamemnon II and the M/T Ayrton II were acquired in exchange for the M/T Assos (which was part of our fleet at the time of the IPO) and the M/T Atrotos (which was acquired from Capital Maritime in May 2007) on April 7 and April 13, 2009, respectively. We subsequently re-acquired the M/T Atrotos and the M/T Assos from Capital Maritime in March and August 2010, respectively.  Capital Maritime had granted us an offer to acquire all four vessels under the terms of the omnibus agreement. Please see Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding these acquisitions.
(2)           The M/T Amore Mio II was acquired on March 27, 2008 and the M/T Aristofanis was acquired on April 30, 2008. Please see “Item 4A: History and Development of the Partnership” above and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding these acquisitions, including a breakdown of the way such acquisitions were funded.
(3)           Capital Maritime had granted us an offer to purchase the M/T Alkiviadis under the terms of the omnibus agreement. Please see Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding this acquisition.

We intend to continue to take advantage of our unique relationship with Capital Maritime and, subject to prevailing shipping, charter and financial market conditions and the approval of our board of directors, make strategic acquisitions in the medium to long term in a prudent manner that is accretive to our unitholders and to long-term distribution growth. In addition, we may pursue opportunities for acquisitions of, or combinations with, other shipping businesses. Pursuant to the omnibus agreement we entered into with Capital Maritime at the time of our IPO, Capital Maritime has granted us a right of first offer for any MR tankers in its fleet under charter for two or more years. Two of the vessels identified under the omnibus agreement were acquired by us in April 2009 and an additional three were acquired during 2010. Capital Maritime is, however, under no obligation to fix any of these vessels under charters of two or more years. Please read “Item 7B: Related-Party Transactions” for a detailed description of our omnibus agreement with Capital Maritime.

The table below provides summary information as of January 31, 2011 about the vessels in our fleet and the vessels we may have the opportunity to acquire from Capital Maritime, as well as their delivery date or expected delivery date to us and their employment, including earliest possible redelivery dates of the vessels and the relevant charter rates. The table also includes the daily management fee and approximate expected termination date of the management agreement with Capital Ship Management with respect to each vessel. Sister vessels, which are vessels of similar specifications and size typically built at the same shipyard, are denoted by the same letter in the table. We believe that sister vessels provide a number of efficiency advantages in the management of our fleet.

All of the vessels in our fleet are or were designed, constructed, inspected and tested in accordance with the rules and regulations of Det Norske Veritas (“DNV”), Lloyd’s Register of Shipping (“Lloyd’s”)  or the American Bureau of Shipping (“ABS”) and were under time or bareboat charters from the time of their delivery.

OUR FLEET
Vessel name	Sister Vessels1	Year built	DWT	OPEX (per day)	Management Agreement Expiration	Charter Duration/ Type2	Expiry of Charter3	Daily Charter Rate (Net)4	Profit Share5	Charterer6	Description

				VESSELS CURRENTLY IN OUR FLEET

Atlantas7	A	2006	36,760	$250	Jan-Apr 2011	8-yr BC	Mar 2014	$15,0008		BP	Ice Class 1A IMO II/III Chemical/ Product
Aktoras7	A	2006	36,759	$250	Apr-Jul 2011	8-yr BC	Jun 2014	$15,0008		BP
Aiolos7	A	2007	36,725	$250	Nov 2011-Feb 2012	8-yr BC	Feb 2015	$15,0008		BP
Agisilaos	A	2006	36,760	$5,500	May-Aug 2011	1-yr TC	Feb 2011	$11,850	✓	CMTC
Arionas	A	2006	36,725	$5,500	Aug-Nov 2011	1-yr TC	Sep 2011	$11,850	✓	CMTC
Axios	B	2007	47,872	$5,500	Dec 2011-Mar 2012	1-yr TC	Feb 2011	$12,591	✓	CMTC
Avax	B	2007	47,834	$5,500	Dec 2011-Mar 2012	1-yr TC	Apr 2011	$12,500	✓	BP
Akeraios	B	2007	47,781	$5,500	May-Aug 2012	1-yr TC	May 2011	$12,500	✓	BP
Anemos I	B	2007	47,782	$5,500	Jul-Oct 2012	3-yr TC	Aug 2013	$14,259		PTRB
Apostolos	B	2007	47,782	$5,500	Jul-Oct 2012	2-yr TC	Sep 2012	$14,000	✓	BP
Attikos	C	2005	12,000	$5,500	Sep-Nov 2012	Spot	–	–		–	Chem./Prod.
Alexandros II9	D	2008	51,258	$250	Dec 2012-Mar 2013	10-yr BC	Dec 2017	$13,000		OSG	IMO II/III Chem./Prod.
Amore Mio II	E	2001	159,982	$8,500	Mar-Apr 2013	1-yr TC	Dec 2011	$25,000		CMTC	Crude Oil
Aristofanis	C	2005	12,000	$5,500	Mar-Apr 2013	Spot	–	–		–	Chem./Prod.
Aristotelis II10	D	2008	51,226	$250	Mar-Jun 2013	10-yr BC	May 2018	$13,000		OSG	IMO II/III Chem./Prod.
Aris II10	D	2008	51,218	$250	May-Aug 2013	10-yr BC	Jul 2018	$13,000		OSG
Agamemnon II10	D	2008	51,238	$6,500	Oct 2013	3-yr TC	Dec 2011	$22,000	✓	BP
Ayrton II10	D	2009	51,260	$6,500	Mar 2014	2-yr TC	Mar 2012 11	$22,000	✓	BP
Atrotos10,12	B	2007	47,786	$500	Mar 2014	5-yr BC	Mar 2014	$16,825		ARR	Ice Class 1A IMO II/III Chem./Prod.
Alkiviadis	A	2006	36,721	$7,000	Jun 2015	2-yr TC	Jun 2012	$12,838	✓	CMTC
Assos 10,12	B	2006	47,872	$500	Mar 2014	5-yr BC	Mar 2014	$16,825		ARR
TOTAL FLEET DWT:			995,341

	VESSELS WE MAY PURCHASE FROM CAPITAL MARITIME IF UNDER LONG TERM CHARTER13
Aristidis	A	2006	36,680

1
Sister vessels are denoted in the tables by the same letter as follows: (A), (B): these vessels were built by Hyundai MIPO Dockyard Co., Ltd., South Korea, (C): these vessels were built by Baima Shipyard, China, (D): these vessels were built by STX Shipbuilding Co., Ltd., South Korea, (E): this vessel was built by Daewoo Shipbuilding and Marine Engineering Co., Ltd., South Korea.

2	TC: Time Charter, BC: Bareboat Charter, Spot: Vessel is currently trading on the spot market.
3	Earliest possible redelivery date. For all charters the redelivery date is +/–30 days at the charterer’s option.
4
All rates quoted above are the net rates after we or our charterers have paid any relevant commissions on the base rate. The BP time and bareboat charters are subject to 1.25% commissions. No commissions are payable on the BP time charters. The CMTC time charters are subject to 1.25% commissions. The PTRB time charter is subject to 3% commissions. There are no commissions payable on the ARR charters. (See Footnote 6 below for full names of our charterers)

5
50/50 profit share element for all vessels applies only to voyages that breach Institute Warranty Limits (IWL). With the exception of the BP bareboat charters where no commissions are payable, the amounts received under these profit-sharing arrangements are subject to the same commissions payable on the gross charter rates.

6
BP: BP Shipping Limited. OSG: certain subsidiaries of Overseas Shipholding Group Inc. CMTC: Capital Maritime & Trading Corp. (our Sponsor). PTRB: Petroleo Brasileiro S.A. (Petrobras). ARR: Arrendadora Ocean Mexicana, S.A. de C.V.

7	For the duration of the BC these vessels have been renamed British Ensign, British Envoy and British Emissary, respectively.
8	The last three years of the BC will be at a daily charter rate of $13,433 (net).
9
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

10
The M/T Agamemnon II and the M/T Ayrton II were acquired in exchange for the M/T Assos (which was part of our fleet at the time of the IPO) and the M/T Atrotos (which was acquired from Capital Maritime in May 2007) on April 7 and April 13, 2009, respectively. We subsequently re-acquired the M/T Atrotos and the M/T Assos from Capital Maritime in February and August 2010, respectively. Capital Maritime had granted us an offer to acquire all four vessels under the terms of the omnibus agreement. Please see Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding these acquisitions.

11	Charterers have the option to extend the time charter for one year upon the 2nd anniversary of the charter in March 2011.
12	For the duration of the TC these vessels have been renamed M/T El Pipila and M/T Insurgentes. ARR has subsequently delivered these vessels to Petroleos Mexicanos (Pemex).
13
Pursuant to our omnibus agreement with Capital Maritime, Capital Maritime has granted us a right of first offer for any MR tankers in its fleet under charter for two or more years. We are under no obligation to exercise such right.

Our Charters

Nineteen of the 21 vessels in our fleet are under medium to long-term time or bareboat charters with an average remaining term under our charters of approximately 4.6 years as of January 31, 2011. Two of our vessels currently trade on the spot market and, under certain circumstances, we may operate additional vessels in the spot market until they have been fixed under appropriate medium to long-term charters. As our vessels come up for rechartering we will seek to redeploy them under contracts that reflect our expectations of the market conditions prevailing at the time. Please see “—Our Fleet” above, including the chart and accompanying notes, for more information on our time and bareboat charters, including counterparties, expected expiration dates of the charters and daily charter rates.

Time Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel’s owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate and the charterer is responsible for substantially all vessel voyage costs except for commissions which are assumed by the owner. The basic hire rate payable under the charters is a previously agreed daily rate, as specified in the charter, payable at the beginning of the month in U.S. Dollars. We currently have 11 vessels under time charter agreements of which 9 contain profit-sharing provisions that allow us to realize at a pre-determined percentage additional revenues when spot rates are higher than the base rates incorporated in our charters or, in some instances, through greater utilization of our vessels by our charterers.

BP and Capital Maritime Profit Sharing Arrangements

The profit sharing arrangements for four of the five vessels chartered with Capital Maritime and for five of the eight vessels chartered with BP Shipping Limited are based on the calculation of the time charter equivalent (“TCE”) according to the “last to next” principle and are only applicable to voyages during which Institute Warranty Limits (“IWL”) have been breached. In such event, we receive the basic net hire rate plus 50% of the excess over the gross hire rate. This means that actual voyage revenues earned and received, actual expenses incurred and actual time taken to perform the voyage are used for the purpose of the calculation. The charterer is obliged to provide us with a copy of each fixture note and all reasonable documentation with respect to items of cost and earnings referring to each voyage during which Institute Warranty Limits have been breached. If the average daily TCE is less than or equal to the basic gross hire rate, then we receive the basic net hire rate only. If the average daily TCE for any voyage where IWL have been breached exceeds the basic gross hire rate, then we receive the basic net hire rate plus 50% of the excess over the gross hire rate. The profit share with both Capital Maritime and BP Shipping Limited is calculated and settled the next calendar month following the completion of the voyage.

The amounts received under these profit-sharing arrangements are subject to the same commissions payable on the gross charter rates. Please see “—Our Fleet” above, including the chart and accompanying notes, for more information on commissions payable and profit sharing arrangements.

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

Bareboat Charters

A bareboat charter is a contract pursuant to which the vessel owner provides the vessel to the customer for a fixed period of time at a specified daily rate, and the customer provides for all of the vessel’s expenses (including any commissions) and generally assumes all risk of operation. In the case of the vessels under bareboat charter to BP Shipping Limited, we are responsible for the payment of any commissions. The customer undertakes to maintain the vessel in a good state of repair and efficient operating condition and drydock the vessel during this period at its cost and as per the classification society requirements. The basic rate hire is payable to us monthly in advance in U.S. Dollars. We currently have eight vessels under bareboat charter, three with BP Shipping Limited, three with subsidiaries of Overseas Shipholding Group Inc. and two with Arrendadora. The charters entered into with subsidiaries of Overseas Shipholding Group Inc. are fully and unconditionally guaranteed by Overseas Shipholding Group Inc. and include options for the charterer to purchase each vessel for $38.0 million, $35.5 million or $33.0 million at the end of the eighth, ninth or tenth year of the charter, respectively. In each case, the option to purchase the vessel must be exercised six months prior to the end of the charter year.

Spot Charters

A spot charter generally refers to a voyage charter or a trip charter or a short term time charter. We currently have two vessels trading in the spot market.

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

 Under our time charter arrangements, Capital Ship Management, our manager, is generally responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, and the charterer is responsible for port expenses, canal dues and bunkers.  Pursuant to our management agreement, we pay a fixed daily fee per vessel for our time chartered vessels, for an initial term of approximately five years from when we take delivery of each vessel which covers vessel operating expenses, which include crewing, repairs and maintenance, insurance and the expenses of the next scheduled special or intermediate survey for each vessel, as applicable, and related drydocking. Please see the table in “—Our Fleet” above for a list of the daily fee payable and approximate expected termination dates of the management agreement with Capital Ship Management with respect to each vessel currently in our fleet. Capital Ship Management is directly responsible for providing all of these items and services. Capital Ship Management is also entitled to supplementary remuneration for extraordinary fees and costs (as defined in our management agreement) of any direct and indirect expenses it reasonably incurs in providing these services which may vary from time to time, and which includes, amongst others, certain costs associated with the vetting of our vessels, repairs related to unforeseen extraordinary events and insurance deductibles. For the year ended December 31, 2010 such fees amounted to $2.0 million compared to $3.0 million for the year ended December 31, 2009 and $1.0 million for the year ended December 31, 2008. Such costs may further increase to reflect unforeseen events and the continuing inflationary vessel costs environment. The sole expense we incur in connection with our vessels under bareboat charter is a fixed daily fee per vessel payable to Capital Ship Management, mainly to cover compliance costs. Capital Ship Management may provide these services to us directly or it may subcontract for certain of these services with other entities, including other Capital Maritime subsidiaries. Going forward, when we acquire new vessels or when the respective management agreements for our vessels expire, we will have to enter into new agreements which may provide for different fees or include different terms. For more information on the management agreement and administrative services agreements we have entered into with Capital Ship Management please read “Item 7B: Related-Party Transactions—Selected Agreements entered into during the year ended December 31, 2007—Management Agreement” and “—Administrative Services Agreement.”

Capital Ship Management operates under a safety management system in compliance with the IMO’s ISM code and certified by Lloyds Register. Capital Ship Management’s management systems also comply with the quality assurance standard ISO 9001, the environmental management standard ISO 14001 and the Occupational Health & Safety Management System (“OHSAS”) 18001, all of which are certified by Lloyd’s Register of Shipping. Capital Ship Management recently implemented an “Integrated Management System Certification” approved by the Lloyd’s Register Group and also adopted “Business Continuity Management” principles in cooperation with Lloyd’s Register Group. Two of the vessels managed by Capital Ship Management Corp. topped BP’s ranking of top performing vessels in its time chartered fleet of over 100 vessels for 2008. Capital Ship Management was also selected as “Tanker Company of the Year 2009” at the annual Lloyd’s List Greek Shipping Awards which took place in December 2009.

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

We believe Capital Maritime and Capital Ship Management are among a small number of ship management companies to have undergone and successfully completed audits by six major international oil companies in the last few years (i.e., BP p.l.c., Chevron Corporation, ExxonMobil Corporation Royal Dutch Shell plc,, StatoilHydro ASA, and Total S.A.

Crewing and Staff

Capital Ship Management, an affiliate of Capital Maritime, through a subsidiary in Romania and crewing offices in Romania, Russia and the Philippines recruits senior officers and crews for our vessels. Capital Ship Management also maintains a presence in the Philippines and Russia and has entered into an agreement for the training of officers under ice conditions at a specialized training center in St. Petersburg. Capital Maritime’s vessels are currently manned primarily by Romanian, Russian and Filipino crew members. Having employed these crew configurations for Capital Maritime for a number of years, Capital Ship Management has considerable experience in operating vessels in this configuration and has a pool of certified and experienced crew members which we can access to recruit crew members for our vessels.

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

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a ‘‘recommendation’’ which must be rectified by the ship-owner within prescribed time limits. Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. All of our vessels are certified as being “in class” by ABS and Lloyd’s. All new and secondhand vessels that we may purchase must be certified prior to their delivery under our standard agreements. If any vessel we contract to purchase is not certified as “in class” on the date of closing, we will have no obligation to take delivery of such vessel.

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

The following table sets forth certain information regarding our insurance coverage as of December 31, 2010.

Type	Aggregate Sum Insured For All Vessels in our Existing Fleet*

Hull and Machinery	$861.24 million (increased value insurance (including excess liabilities) provides additional coverage).
Increased Value (including Excess Liabilities)	Up to $373.56 million additional coverage in total.
Protection and Indemnity (P&I)	Pollution liability claims: limited to $1.0 billion per vessel per incident.
War Risk	$1.2 billion
*Certain of our bareboat charterers are responsible for the insurance on the vessels. The values attributed to those vessels are in line with the values agreed in the relevant charters as augmented by separate insurances.

The International Product Tanker Industry

The international seaborne transportation industry represents the most cost effective method of transporting large volumes of crude oil and refined petroleum products. The seaborne movement of refined petroleum products between regions addresses demand and supply imbalances for such products caused by the lack of resources or refining capacity in consuming countries. Global demand for the shipping of refined products and crude oil has grown historically at a faster rate than the demand for the refined products and the crude oil themselves. However, in 2008 and 2009, oil demand has contracted sharply as a result of the global economic slowdown. The demand for product and crude oil tankers is cyclical and a function of several factors, including the general strength of the economy, location of oil production and the distance from refineries as well as refining and consumption and world oil demand and supply. As a consequence of the deterioration in the global oil products demand, the demand for product tankers has deteriorated from the second quarter of 2009 onwards. While global oil demand returned to growth in 2010, the product tanker market experienced a more limited improvement, as the supply of product tankers remained at historically high numbers and refined product inventories remained high.

According to the International Energy Agency (the “IEA”), global oil product demand for 2010 has been revised as of 10th December 2010 to 87.4 mb/day compared to 84.9 mb/day during 2009. The IEA expects 2011 oil demand to grow by 1.5% to 88.8 mb/day. Growth is expected to be driven by non-OECD countries, most notably in Asia. Due to increasing environmental restrictions on the building of refineries in the countries that belong to the OECD, additional refineries are expected to continue to be built at locations far from such points of consumption, resulting in refined product tankers being required to travel longer distances on each voyage. The global economic slowdown and the crisis in the financial markets resulted in a weak refining margins environment  throughout 2010. A continued weakness in the refining industry might continue to adversely affect seaborne product trade, as well as plans to build new refineries or expand existing refining capacity.

Competition

We operate in a highly fragmented, highly diversified global market with many charterers, owners and operators of vessels.

Competition for charters can be intense and the ability to obtain favorable charters depends, in addition to price, on a variety of other factors, including the location, size, age, condition and acceptability of the vessel and its operator to the charterer and is frequently tied to having an available vessel which has met the strict operational and financial standards established by the oil major companies to pre-qualify or vet tanker operators prior to entering into charters with them. Although we believe that at the present time no single company has a dominant position in the markets in which we compete, that could change and we may face substantial competition for medium to long-term charters from a number of experienced companies who may have greater resources or experience than we do when we try to recharter our vessels, especially as a large number of our vessels will come off charter during 2011. However, Capital Maritime is among a small number of ship management companies that has undergone and successfully completed audits by six major international oil companies in the last few years, including audits with BP p.l.c., Chevron Corporation, ExxonMobil Corporation, Royal Dutch Shell plc, StatoilHydro ASA, and Total S.A. We believe our ability to comply with the rigorous standards of major oil companies, relative to less qualified or experienced operators, allows us to effectively compete for new charters.

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

OPA 90 affects all vessel owners and operators shipping oil or petroleum products to, from, or within U.S. waters. The law phases out the use of tankers having single-hulls and can effectively impose unlimited liability on vessel owners and operators in the event of an oil spill. Under OPA 90, vessel owners, operators and bareboat charterers are liable, without regard to fault, for all containment and clean-up costs and other damages, including natural resource damages and economic loss without physical damage to property, arising from oil spills and pollution from their vessels. Effective July 31, 2009, the U.S. Coast Guard adopted interim regulations that adjusted the limits of OPA liability for double-hull vessels to the greater of $2,000 per gross ton or $17,088,000 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation), unless the incident was caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability was unlimited. In addition, OPA 90 does not preempt state law and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Coastal states have enacted pollution prevention, liability and response laws, many providing for unlimited liability. As a result of the oil spill in the Gulf of Mexico resulting from the explosion of the Deepwater Horizon drilling rig, bills have been introduced in both houses of the U.S. Congress to increase the limits of OPA liability for all vessels, including tanker vessels.

CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying any hazardous substances as cargo, or $0.5 million for any other vessel, per release of or incident involving hazardous substances. These limits of liability do not apply if the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

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

The Clean Air Act (or CAA) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The Clean Air Act also requires states to draft State Implementation Plans (“SIPs”) designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Individual states, including California, have also attempted to regulate vessel emissions within state waters. California also has adopted fuel content regulations that will apply to all vessels sailing within 24 miles of the California coastline and whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. In addition, on March 26, 2010, IMO designated the area extending 200 miles from the U.S. territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Emission Control Areas under recent amendments to the Annex VI of MARPOL (discussed below).  These or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

International Requirements

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI, which became effective in May 2005, sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions. The MEPC adopted amendments to Annex VI to the MARPOL, which entered into force on July 1, 2010, regarding particulate matter, nitrogen oxide and sulfur oxide emissions. The revised Annex VI reduces air pollution from vessels by, among other things (i) implementing a progressive reduction of sulfur oxide emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas.. We may incur additional costs to comply with these revised standards. A failure to comply with Annex VI requirements could result in a vessel not being able to operate. All of our vessels are subject to Annex VI regulations. We believe that our existing vessels meet relevant Annex VI requirements and that our undelivered product tankers will be fitted with these emission control systems prior to their delivery.

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

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the “CLC”) (the United States, with its separate OPA 90 regime, is not a party to the CLC). Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain defenses. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability will be limited to approximately $7.1 million plus $989.2 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $140.7 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on December 31, 2010. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law regimes govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

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

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships (the “Anti-fouling Convention”) which prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. The Anti-fouling Convention came into force on September 17, 2008 and applies to vessels constructed prior to January 1, 2003 that have not been in drydock since that date. The effective date of the Anti-fouling Convention was January 1, 2008. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and must undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. We have obtained Anti-Fouling System Certificates for all of our vessels that are subject to the Anti-Fouling Convention and do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.

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

C.   Organizational Structure

Please also see Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2010.

D.    Property, Plants and Equipment

Other than our vessels, we do not have any material property. Our obligations under our credit facilities are secured by all our vessels. For further details regarding our credit facilities, please see “Item 5B: Liquidity and Capital Resources—Borrowings—Revolving Credit Facilities”.

Item 4A.	Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects.

You should read the following discussion of our financial condition and results of operations in conjunction with our audited consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008 and related notes included elsewhere in this Annual Report. Among other things, the Financial Statements include more detailed information regarding the basis of presentation for the following information. The Financial Statements have been prepared in accordance with U.S. GAAP and are presented in thousands of U.S. Dollars.

A.    Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are an international owner of product tankers formed in January 2007 by Capital Maritime, an international shipping company with a long history of operating and investing in the shipping market. Our fleet currently consists of 21 double-hull, high specification tankers with an average age of approximately 4.6 years as of January 31, 2011. Eight of our vessels were transferred to us by Capital Maritime at the time of our IPO in April 2007. At the time of the IPO we also entered into an agreement to acquire seven newbuildings from Capital Maritime at fixed prices which were delivered during 2007 and 2008. During 2007 and 2008, we also acquired three additional vessels from Capital Maritime which we had not agreed to purchase at the time of our IPO, two of which were purchased in part by issuing equity to Capital Maritime. In April 2009, we acquired two additional vessels from Capital Maritime’s fleet, which had been identified under our omnibus agreement with Capital Maritime, in exchange for one vessel from our IPO fleet and one of the seven newbuildings purchased subsequently. During 2010 we acquired an additional three vessels from Capital Maritime, two of which had been previously sold to Capital Maritime and which were purchased by issuing additional equity under our Form F-3 Registration Statement. As of January 31, 2011, Capital Maritime owned a 31.2% interest in us, including 11,304,651 common units and a 2% interest in us through its ownership of our general partner.

Notwithstanding the recent global economic downturn and the recent partial recovery, the likely strength and duration of which it is not possible to predict, our primary business objective is to pay a sustainable quarterly distribution per unit and to increase our distributions over time, subject to shipping, charter and financial market developments. Our strategy focuses on maintaining and growing our cash flows, continuing to grow our fleet and maintaining and building on our ability to meet rigorous industry and regulatory safety standards. We believe that the combination of the medium to long-term nature of our charters and our agreement with Capital Ship Management for the commercial and technical management of our vessels, which provides for a fixed management fee for an initial term of approximately five years from when we take delivery of each vessel, and the fact that we currently have no capital commitments to purchase or build further vessels is likely to provide us with a base of stable cash flows in the medium term. As our vessels come up for rechartering we will seek to redeploy them at contracts that reflect our expectations of the market conditions prevailing at the time. We intend to continue to evaluate potential opportunities to acquire both newbuildings and second-hand vessels from Capital Maritime and from third parties (including, potentially, through the acquisition of, or combination with, other shipping businesses) and leverage the expertise and reputation of Capital Maritime in a prudent manner that is accretive to our unitholders and to long-term distribution growth, subject to approval of our board of directors and overall market conditions.

Please see “—Factors Affecting our Future Results of Operations” below.

Please also see “Item 4B: Business Overview” above, for a description of the historical development of our company and a description of the significant acquisitions and financial events to date and “Item 4B: Business Overview—Our Fleet” for more information regarding our vessels, including dates of acquisition and acquisition prices and information on their charters,  “Item 5B: Liquidity and Capital Resources—Net Cash Used in Investing Activities” and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding any acquisitions, including a detailed explanation of how they were accounted for  and “Item 7B: Related-Party Transactions” for a description of the terms of certain transactions.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their products. Historically, we have provided services to our customers under time or bareboat charter agreements. Currently, 19 of the 21 vessels in our fleet are under medium to long-term time or bareboat charters with an average remaining term of approximately 4.6 years as of January 31, 2011. Currently, 69% of the fleet total days in 2011 are secured under period charter coverage. In addition, of our 11 time charters, 9 contain profit-sharing arrangements. Two of our vessels are currently trading in the spot market. We may in the future operate additional vessels in the spot market until the vessels have been chartered under appropriate medium to long-term charters.

Our time chartered vessels are under contracts with BP Shipping Limited, Capital Maritime, Petrobras, Arrendadora and subsidiaries of Overseas Shipholding Group Inc. BP Shipping Limited, Morgan Stanley Capital Group Inc. and subsidiaries of Overseas Shipholding Group Inc accounted for 49%, 11% and 11% of our revenues respectively for the year ended December 31, 2010. BP Shipping Limited, Morgan Stanley Capital Group Inc. and subsidiaries of Overseas Shipholding Group Inc accounted for 54%, 20% and 11% of our revenues respectively for the year ended December 31, 2009, compared to 48%, 29% and 0% respectively for the year ended December 31, 2008. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations. In the future, as our fleet expands, we also expect to enter into charters with new charterers in order to maintain a portfolio that is diverse from a customer, geographic and maturity perspective.

Please read “Item 4B: Business Overview—Our Fleet”, “—Our Charters” and “—Profit Sharing Arrangements” for additional details regarding these types of contractual relationships as well as a detailed description of the length and daily charter rate of our charters and information regarding the calculation of our profit share arrangements.

Accounting for Acquisition and Disposal of Vessels

Following the annual general meeting of common unitholders on July 22, 2010, and the election of two Class III directors by non-Capital Maritime unitholders, the majority of our board of directors has been elected by non-Capital Maritime controlled unitholders. As a result, we are not considered to be under common control with Capital Maritime. As a result, since July 22, 2010, we no longer accounted for vessel acquisitions from Capital Maritime as transfer of equity interest between entities under common control.

All vessels we acquired from Capital Maritime prior to July 22, 2010, were transferred to us at historical cost and accounted for as a combination of entities under common control or a transfer of equity interest between entities under common control. All assets, liabilities and equity, other than the relevant vessel, related charter agreement and related permits, of these vessels’ ship-owning companies were retained by Capital Maritime.

●
Vessels that had an operating history as part of Capital Maritime’s fleet, prior to their acquisition by us have been treated as an acquisition of business. As a result, transfers of equity interests between entities under common control were accounted for as if the transfer occurred at the beginning of the period, and prior years were retroactively adjusted to furnish comparative information similar to the pooling method.

●	Vessels that had no operating history and were delivered to us from the shipyards through Capital Maritime have been treated as an acquisition of assets from an entity under common control.

During 2009 we exchanged with Capital Maritime the vessel owning company of the M/T Assos for the vessel owning company of the M/T Agamemnon and the vessel owning company of the M/T Atrotos for the M/T Ayrton II. Following the accounting guidance for the Impairment or Disposal of Long-Lived Assets we deconsolidated from our Financial Statements as of the date of the transfer to Capital Maritime the vessel-owning companies of the M/T Assos and the M/T Atrotos.  Results of operations, cash flows, and balances of these vessels prior to their transfer to Capital Maritime are included in our Financial Statements.

For detailed information on how we have accounted for the transfers of vessels please see Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein.

Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, financial, credit, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. The world economy experienced a major global economic slowdown during 2008-2009 as well as a severe deterioration in the banking and credit markets which had a negative impact on world trade and which may affect our ability to obtain financing as well as further impact the values of our vessels and the charters we are able to obtain for our vessels. The pace of recovery of the world economy and demand for oil and oil products and the deliveries of newbuilding vessels will affect the shipping industry in general and our future results.  Other key factors that will be fundamental to our business, future financial condition and results of operations include:

●	the demand for seaborne transportation services;

●	levels of oil product demand and inventories;

●	charter hire levels and our ability to recharter our vessels as their current charters expire;

●
our ability to service our debt and, when the non-amortizing period expires in as early as June 2012, to refinance our existing indebtedness or, in the event such indebtedness is not refinanced, our obligation to make principal payments under our credit facilities starting in September 2012;

●	supply of product and crude oil tankers and specifically the number of newbuildings entering the world tanker fleet each year;

●	the ability to increase the size of our fleet and make additional acquisitions that are accretive to our unitholders;

●	the ability of Capital Maritime’s commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

●	our ability to benefit from new maritime regulations concerning the phase-out of single-hull vessels and the more restrictive regulations for the transport of certain products and cargoes;

●	our ability to comply with the covenants in our credit facilities, including covenants relating to the maintenance of asset value ratios;

●	the increased costs associated the renewal of our technical management agreement;

●	the effective and efficient technical management of our vessels;

●	Capital Maritime’s ability to obtain and maintain major international oil company approvals and to satisfy their technical, health, safety and compliance standards; and

●	the strength of and growth in the number of our customer relationships, especially with major international oil companies and major commodity traders.

In addition to the factors discussed above, we believe certain specific factors have impacted, and will continue to impact, our results of operations. These factors include:

●	the charterhire earned by our vessels under time charters and bareboat charters;

●	our ability to recharter our vessels on medium to long term charters at competitive rates;

●
our ability to comply with the covenants in our credit facilities,  including covenants relating to the maintenance of asset value ratios, as the recent decline in asset values and charter rates may limit our ability to pursue our business strategy;

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

Factors to Consider When Evaluating Our Results

We believe it is important to consider the following factors when evaluating our results of operations:

●
Financial Statements. Our Financial Statements include the results of operations of different numbers of vessels in each year and have been retroactively adjusted to reflect the results of operations of all non-contracted vessels we acquired prior to July 22, 2010, as if they were owned by us for the entire period from their delivery to Capital Maritime (with the exception of the M/T Assos for the period from April 7, 2009 to August 15, 2010). In certain cases, the Financial Statements have also been adjusted to reflect financial position and cash-flow items prior to delivery of the relevant vessel to Capital Maritime for acquisitions we made prior to July 22, 2010. In addition, the vessel-owning companies of the M/T Assos and the M/T Atrotos were deconsolidated from our accounts as of the date of the transfer to Capital Maritime in April 2009. Results of operations, cash flows, and balances of these vessels prior to their transfer to Capital Maritime were included in our consolidated financial statements. Please read Note 1 of our Financial Statements included herein for a description of the financial treatment of vessel acquisitions and dispositions.

●
Vessel Acquisitions and Disposals. Vessels that have been acquired or delivered to us prior to July 22, 2010, are included in our results of operations, cash flows and financial position from the date of incorporation of the relevant vessel-owning company or, in the case of the seven vessels we contracted to acquire at the time of our IPO which were delivered during 2007 and 2008, as of their delivery date from the shipyard to Capital Maritime and us. Results of operations, cash flows and financial position of vessels that have been disposed of are included in our Financial Statements up to the date of their disposal. As a result of this accounting treatment, our Financial Statements may include results of operations of more vessels than actually comprised our fleet during the relevant year. Please read “—Accounting for Acquisition and Disposal of Vessels” above and Note 1 of our Financial Statements included herein for a description of the financial treatment of vessel acquisitions. The table below shows the periods for which the results of operations and cash flows for each vessel-owning subsidiary are included in our Financial Statements.

VESSEL INCLUSION IN FINANCIAL STATEMENTS
Vessel included in Consolidated Financial Statements for the year ended December 31,
Vessel	Incorporation date of VOC*	Date acquired by Capital Maritime	Date acquired by us	2010	2009	2008
M/T Atlantas (1)	09/16/2003	04/26/2006	04/04/2007	X	X	X
M/T Assos (1), (2), (3)	03/18/2004	05/17/2006	04/04/2007	Since Aug 16	Up to April 6	X
M/T Aktoras (1)	08/27/2003	07/12/2006	04/04/2007	X	X	X
M/T Agisilaos (1)	10/10/2003	08/16/2006	04/04/2007	X	X	X
M/T Arionas (1)	11/10/2003	11/02/2006	04/04/2007	X	X	X
M/T Avax (1)	02/10/2004	01/12/2007	04/04/2007	X	X	X
M/T Aiolos (1)	09/12/2003	03/02/2007	04/04/2007	X	X	X
M/T Axios (1)	02/10/2004	02/28/2007	04/04/2007	X	X	X
M/T Atrotos (4), (5), (3)#	02/11/2004	05/08/2007	05/08/2007	Since Mar 1	Up to April 12	X
M/T Akeraios (4)	02/03/2004	07/13/2007	07/13/2007	X	X	X
M/T Apostolos (4)	05/26/2004	09/20/2007	09/20/2007	X	X	X
M/T Anemos I (4)	07/08/2004	09/28/2007	09/28/2007	X	X	X
M/T Attikos (6)	12/29/2003	01/20/2005	09/24/2007	X	X	X
M/T Alexandros II (4)	02/07/2006	01/29/2008	01/29/2008	X	X	X
M/T Amore Mio II (6)	05/29/2007	07/31/2007	03/27/2008	X	X	X
M/T Aristofanis (6)	02/03/2004	06/02/2005	04/30/2008	X	X	X
M/T Aristotelis II (4)	02/07/2006	06/17/2008	06/17/2008	X	X	X
M/T Aris II (4)	01/24/2006	08/20/2008	08/20/2008	X	X	X
M/T Agamemnon II (6), (2)	07/14/2006	11/24/2008	04/07/2009	X	X	X
M/T Ayrton II (6), (5)	07/14/2006	04/10/2009	04/13/2009	X	X	X
M/T Alkiviadis (6)	06/22/2004	03/29/2006	06/30/2010	X	X	X

*	VOC: Vessel-Owning Subsidiary
(1)	Initial Vessels. The Financial Statements have been retroactively adjusted to reflect their results of operations as of the incorporation date of their respective vessel-owning companies.
(2)	On April 7, 2009 the M/T Assos was exchanged for the M/T Agamemnon II.
(3)	On March 1, and August 16, 2010 we reacquired the vessel owning company of the M/T Atrotos and the M/T Assos, respectively.
(4)
Committed Vessels. These vessels are newbuildings which were delivered directly to us from Capital Maritime on their delivery dates from the shipyards and had no prior operating history. As such, there is no information to retroactively restate that should be considered and the results of operations are presented in the Financial Statements since their delivery dates.

(5)	On April 13, 2009 the M/T Atrotos was exchanged for the M/T Ayrton II.
(6)
Non-Contracted Vessels. The Financial Statements have been retroactively adjusted to reflect their results of operations as of the incorporation date of their respective vessel-owning companies (with the exception of M/T Assos for the period from April 17, 2009 to August 15, 2010).

●
Different Structure of Operating Expenses. On April 3, 2007, we entered into a management agreement with Capital Ship Management pursuant to which Capital Ship Management agreed to provide commercial and technical management services to us for an initial term of approximately five years from when we take delivery of each vessel. Under the agreement we pay Capital Ship Management a fixed daily fee per vessel, which in the case of our time chartered vessels covers vessel operating expenses, including crewing, repairs and maintenance, insurance and the cost of the next scheduled special/intermediate surveys for each vessel, and related drydocking, as applicable. Capital Ship Management is also entitled to supplementary remuneration for extraordinary fees and costs (as defined in our management agreement) of any direct and indirect expenses it reasonably incurs in providing these services which may vary from time to time, and which includes, amongst others, certain costs associated with the vetting of our vessels, repairs related to unforeseen extraordinary events and insurance deductibles. Operating expenses for any vessel in our fleet (apart from M/T Assos and M/T Atrotos from the time they were chartered to Arrendadora)  prior to its acquisition by us represent actual costs incurred by the vessel-owning subsidiaries and Capital Ship Management in the operation of the vessels that were operated as part of Capital Maritime’s fleet, including costs associated with any surveys undergone by vessels, including the relevant drydocking.

●
Different Financing Arrangements. The vessels delivered to Capital Maritime were purchased under financing arrangements with terms that differ significantly from those of the credit facilities currently in place which we have used to finance the acquisition of most of the additional vessels we have purchased from Capital Maritime since our IPO. Importantly, these credit facilities are non-amortizing until June 2012 and March 2013, respectively. In addition, the historical bank debt bore interest at floating rates while we have entered into interest rate swap agreements to fix the LIBOR portion of our interest rate in connection with the debt drawn down under our credit facilities. For a description of our non-amortizing revolving credit facilities, please see “—Liquidity and Capital Resources—Revolving Credit Facilities” below.

●
The Size of our Fleet Continues to Change. At the time of our IPO, our fleet consisted of eight vessels and we contracted to purchase an additional seven vessels from Capital Maritime. Between May and September 2007 we took delivery of four of the contracted vessels and also acquired the M/T Attikos from Capital Maritime which we had not contracted to purchase at the time of our IPO. All of the vessels delivered between May and September 2007 were under long-term charters at the time of their delivery. The remaining three contracted vessels were delivered between January and August 2008. During the first half of 2008 we acquired two additional vessels from Capital Maritime which we had not contracted to purchase at the time of our IPO and during the first half of 2009 we acquired an additional two vessels from Capital Maritime’s fleet identified under our omnibus agreement with Capital Maritime in exchange for one vessel from our IPO fleet and one of the seven newbuildings purchased. In 2010 we reacquired from Capital Maritime the two vessels we had exchanged in the first half of 2009 and also acquired one vessel for which Capital Maritime had granted us an offer to purchase under the omnibus agreement. We intend to continue to evaluate potential acquisitions of vessels or other shipping businesses in a prudent manner that is accretive to our distributable cash flow per unit.

Results of Operations

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Results for the years ended December 31, 2010 and December 31, 2009 differ primarily due to the lower rates at which we have re-chartered some of our vessels and increased voyage expenses as two of our vessels operated under voyage charter arrangements for the whole year. The results for both years have been retroactively adjusted and reflect the results of operations from the M/T Atrotos, and the M/T Alkiviadis for the periods that they were part of Capital Maritime’s fleet prior to their acquisition by us in March and June 2010, respectively. For the years ended December 31, 2010 and 2009 net income attributable to vessels’ operations as part of Capital Maritime fleet amounted to $1.0 and $3.5 million respectively.

Total Revenues

Time, voyage and bareboat charter revenues amounted to approximately $124.6 million for the year ended December 31, 2010 (of which $11.0 million represents charter hire received from our sponsor, Capital Maritime), as compared to $134.5 million for the year ended December 31, 2009. The decrease of $9.9 million is primarily attributable to the lower rates at which we re-chartered our vessels compared to the rates at which they were previously fixed. During 2010 one of our vessels operated under voyage charters for the whole year and two vessels for part of the year whereas in 2009 all of our vessels, with the exception of the M/T Alkiviadis,  operated under time and bare boat charters. Time, voyage and bareboat charter revenues are mainly comprised of the charter hire received from unaffiliated third-party customers and Capital Maritime and are affected by the number of days our vessels operate, the average number of vessels in our fleet and the charter rates. Please read “Item 4B: Business Overview—Our Fleet” and “—Our Charters” for information about the charters on our vessels, including daily charter rates.

Voyage Expenses

Voyage expenses amounted to $7.0 million for the year ended December 31, 2010, as compared to $4.0 million for the year ended December 31, 2009. Excluding voyage expenses incurred by the M/T Agamemnon II, the M/T Ayrton II, the M/T Atrotos and the M/T Alkiviadis during the period they were part of Capital Maritime’s fleet, voyage expenses for the year ended December 31, 2010 amounted to $4.7 million, and consisted primarily of commissions payable under our charter agreements, bunker consumption and port costs as compared to $1.0 million for the year ended December 31, 2009. The higher voyage expenses in 2010 were primarily due to the bunker consumption and port expenses as one of our vessels operated under voyage charters for the whole year and two of our vessels operated under voyage charters for part of the year. During 2009 our vessels’ voyage expenses consisted primarily of commissions payable under our charter agreements.

Voyage expenses are direct expenses to voyage revenues and primarily consist of commissions, port expenses, canal dues and bunkers. Voyage costs, except for commissions, are paid for by the charterer under time and bareboat charters Voyage costs under voyage charters are paid for by the owner.

Vessel Operating Expenses

For the year ended December 31, 2010, our vessel operating expenses amounted to approximately $31.3 million, of which $30.0 million was incurred under the management agreement with our manager and include $2.0 million in extraordinary fees and costs (as defined in our management agreement) relating to direct and indirect expenses incurred by Capital Ship Management in the management of our vessels, including, amongst others, certain costs associated with the vetting of our vessels, repairs related to unforeseen extraordinary events and insurance deductibles. Vessel operating expenses for the year ended December 31, 2010, also include actual costs of $1.3 million incurred by the M/T Atrotos and the M/T Alkiviadis which were operated as part of Capital Maritime’s fleet prior to their acquisition by us in March and June 2010, respectively.

For the year ended December 31, 2009, our vessel operating expenses amounted to approximately $33.0 million, of which $29.9 million was incurred under the management agreement with our manager and include $3.0 in extraordinary fees and costs. For the year ended December 31, 2009, vessel operating expenses also include actual costs of $3.1 million incurred by the M/T Agamemnon, M/T Ayrton II, M/T Atrotos (for the period up to April 16, 2009) and M/T Alkiviadis which were operated as part of Capital Maritime’s fleet prior to their acquisition by us. Decreases to vessel operating expenses are primarily attributable to decreases in the extraordinary fees and costs.

General and Administrative Expenses

General and administrative expenses amounted to $3.5 million for the year ended December 31, 2010, compared to $2.9 million for the year ended December 31, 2009. The increase was mainly due to a non-cash allocation for the equity plan compensation which amounted to $0.8 million. General and administrative expenses include board of directors’ fees and expenses, audit fees, and other fees related to the expenses of the publicly traded partnership.

Depreciation

Depreciation of fixed assets amounted to $31.5 million for the year ended December 31, 2010 as compared to $30.7 million for the year ended December 31, 2009, primarily due to the increased number of vessels in our fleet.

 The amount of depreciation for the year ended December 31, 2010 represents depreciation on 20 vessels for the whole year and on one vessel for part of the year. The amount of depreciation for the year ended December 31, 2009 represents depreciation on 19 vessels for the whole year and on 2 vessels for part of the year. Depreciation is expected to increase if the number of vessels in our fleet increases.

Other Expense, Net

Other expense, net for the year ended December 31, 2010, was approximately $32.4 million as compared to $31.2 million for the year ended December 31, 2009. The increase is primarily due to the higher interest rates charged under our amended credit facilities effective since June 30, 2009 and the decrease in the interest rates of deposits.

The 2010 amount represents interest expense and amortization of financing charges and bank charges of $33.3 million and interest and other income for the period of $0.9 million. The 2009 amount represents interest expense and amortization of financing charges and bank charges of $32.7 million. Interest and other income for the period was $1.5 million.

Net Income

Net income for the year ended December 31, 2010, amounted to $18.9 million as compared to $32.7 million for the year ended December 31, 2009. For a list of factors which we believe are important to consider when evaluating our results, please refer to the discussion under “— Factors to Consider When Evaluating Our Results” and “— Results of Operations”  above.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Results for the years ended December 31, 2009 and December 31, 2008, differ primarily due to the lower profit sharing revenues earned during 2009 compared to those earned during 2008 ($0.7 million in 2009 compared to $18.5 million in 2008) and higher interest expenses ($32.7 in 2009 compared to $26.7 in 2008) due to the higher margin, which were partly offset by the higher average number of vessels in our fleet for 2009 (20 in 2009 compared to 17.9 in 2008). The results for the year ended December 31, 2009, have been retroactively adjusted to reflect the results of operations from the M/T Agamemnon II, the M/T Ayrton II, the M/T Atrotos and the M/T Alkiviadis which were operated as part of the Capital Maritime’s fleet prior to their acquisition by us in April 2009, with respect to the first two vessels, and in March and June 2010, respectively, for the last two vessels. The results for the year ended December 31, 2008 have been retroactively adjusted and reflect the results of operations and cash flows of the M/T Ayrton II, M/T Agamemnon II, M/T Amore Mio II, the M/T Aristofanis, and the M/T Alkiviadis which were operated as part of Capital Maritime’s fleet prior to their acquisition by us in April 2009, with respect to the first two vessels, March and April 2008 and June 2010, respectively, for the last three vessels. For the years ended December 31 2009 and 2008 net income attributable to vessels’ operations as part of Capital Maritime fleet amounted to $3.5 and $4.2 million respectively.

Total Revenues

Time and bareboat charter revenues amounted to approximately $134.5 million for the year ended December 31, 2009, as compared to $147.6 million for the year ended December 31, 2008. The decrease in 2009 was mainly due to the significant decrease in profit share revenues to $0.7 million from $18.5 million in 2008 which was partially offset by the higher average number of the vessels in our fleet. Time and bareboat charter revenues are mainly comprised of the charter hire received from unaffiliated third-party customers and are affected by the number of days our vessels operate, the amount of profit sharing revenues and the average number of vessels in our fleet. Please read “Item 4B: Business Overview—Our Fleet” and “—Our Charters” for information about the charters on our vessels, including daily charter rates.

Voyage Expenses

Voyage expenses amounted to $4.0 million for the year ended December 31, 2009, as compared to $6.0 for the year ended December 31, 2008. Excluding voyage expenses incurred by the M/T Amore Mio II, the M/T Aristofanis, the M/T Agamemnon II the M/T Ayrton II, the M/T Atrotos and the M/T Alkiviadis during the period they were part of Capital Maritime’s fleet, voyage expenses for the year ended December 31, 2009 amounted to $1.0 million, and consisted primarily of commissions payable under our charter agreements, as compared to $0.9 for the year ended December 31, 2008.

Voyage expenses are direct expenses to voyage revenues and primarily consist of commissions. Voyage costs, except for commissions, are paid for by the charterer under time and bareboat charters. In the case of our time charters with Morgan Stanley Capital Group Inc., the charterer was also responsible for commissions. Increases in voyage expenses are primarily attributable to increases in the average number of vessels in our fleet.

Vessel Operating Expenses

For the year ended December 31, 2009, our vessel operating expenses amounted to approximately $33.0 million, of which $29.9 million was incurred under the management agreement with our manager and include $3.0 million in extraordinary fees and costs (as defined in our management agreement) relating to direct and indirect expenses incurred by Capital Ship Management in the management of our vessels, including, amongst others, certain costs associated with the vetting of our vessels, repairs related to unforeseen events and insurance deductibles. Vessel operating expenses for the year ended December 31, 2009, also include actual costs of $3.1 million incurred by the M/T Agamemnon II, the M/T Ayrton II, the M/T Atrotos and the M/T Alkiviadis which were operated as part of Capital Maritime’s fleet prior to their acquisition by us the first two in April 2009 and the remaining two in March and June 2010, respectively.

For the year ended December 31, 2008, our vessel operating expenses amounted to approximately $31.9 million, of which $25.3 million was incurred under the management agreement with our manager and include $1.0 million in extraordinary fees and costs. For the year ended December 31, 2008, vessel operating expenses also include actual costs of $6.6 million incurred by the M/T Amore Mio II, M/T Aristofanis, M/T Agamemnon II and M/T Alkiviadis which were operated as part of Capital Maritime’s fleet prior to their acquisition by us the first two in March and April 2008, and the remaining two in April 2009 and June 2010, respectively.

General and Administrative Expenses

General and administrative expenses amounted to $2.9 million for the year ended December 31, 2009, compared to $2.8 million for the year ended December 31, 2008. General and administrative expenses include board of directors’ fees and expenses, audit fees, and other fees related to the expenses of the publicly traded partnership.

Depreciation

Depreciation of fixed assets amounted to $30.7 million for the year ended December 31, 2009 as compared to $26.6 million for the year ended December 31, 2008 and is primarily due to the increased number of vessels in our fleet.

This amount primarily represents depreciation on 19 vessels for the whole year 2009 and on two vessels for a part of the year. For 2008 this amount primarily represents depreciation on 16 vessels for the whole year and on four vessels for part of the year. Depreciation is expected to increase if the number of vessels in our fleet increases.

Other Expense, Net

Other expense, net for the year ended December 31, 2009, was approximately $(31.2) million as compared to $(25.4) million for the year ended December 31, 2008. The increase is primarily due the higher average level of debt outstanding during the year ended December 31, 2009 as compared to the year ended December 31, 2008, the higher interest rates charged under our amended credit facilities effective since June 30, 2009 and the higher funding costs incurred by our lending banks which we compensated them for.

The 2009 amount represents interest expense and amortization of financing charges and bank charges of $(32.7) million, and interest and other income for the period of $1.5 million. The 2008 amount represents interest expense and amortization of financing charges and bank charges of $(26.7) million. Interest and other income for the period was $1.3 Million.

Net Income

Net income for the year ended December 31, 2009, amounted to $32.7 million as compared to $55.0 million for the year ended December 31, 2008. For a list of factors which we believe are important to consider when evaluating our results,, please refer to the discussion under “— Factors to Consider When Evaluating Our Results” and “— Results of Operations”  above.

B. Liquidity and Capital Resources

As at December 31, 2010, total cash and cash equivalents were $32.5 million, restricted cash was $5.3 million, and total liquidity including cash and undrawn long-term borrowings was $283.8 million.

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

As at December 31, 2010, we had $246.0 million in undrawn amounts under our credit facilities, unchanged from the year ended December 31, 2009.

Total Partners’ Capital / Stockholders’ Equity as of December 31, 2010, amounted to $239.8 million, which reflects an increase of $51.4 million from the year ended December 31, 2009. This increase is due to the following:

○
Partner’s Capital - An increase in Partner’s Capital by $82.6 million is due primarily to the proceeds of the two follow-on offerings in February and August of 2010 amounting to $103.6 million. In addition, during 2010, we paid $33.7 million in distributions, incurred an equity compensation expense of $0.8 million, an unrealized gain of $4.4 million on interest rate swaps, Partnership net income in the amount of $17.9 and a decrease in the amount of $10.4 million which is the effect on partner’s capital from the purchase of the M/T Atrotos and the M/T Alkiviadis from our sponsor.

○	Stockholder’s Equity – Elimination of Stockholder’s Equity following the acquisition of the shares of the vessel owning companies of the M/T Atrotos and M/T Alkiviadis by us.

Notwithstanding the recent global economic downturn and the recent recovery, the likely strength and duration of which it is not possible to predict and subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

Our cash flow statements

○	for the period from January 1, 2008 to March 26, 2008 and April 29, 2008 for the M/T Amore Mio II and the M/T Aristofanis, respectively;
○	for the period from January 1, 2008 to April 6, 2009 and to April 12, 2009 for the M/T Agamemnon II and the M/T Ayrton II, respectively,
○	for the period from April 13, 2009 to February 28, 2010 for the M/T Atrotos,
○	for the period from January 1, 2008 to June 29, 2010 for the M/T Alkiviadis,

reflect the operations of Capital Maritime, and include expenses incurred by Capital Maritime while operating the vessels currently in our fleet, including expenses associated with dry docking of the vessels, voyage expenses, repayment of loans and the incurrence of indebtedness for the periods that our vessels were operated as part of Capital Maritime’s fleet, as well as certain payments made by Capital Maritime to shipyards prior to the delivery of the relevant vessel. Please see the “Vessel Inclusion in Financial Statements” table included in “—Factors to Consider When Evaluating Our Results” above for additional information.

The following table summarizes our cash and cash equivalents provided by / (used in) operating, financing and investing activities for the years presented in millions:

	2010	2009	2008
Net Cash Provided by Operating Activities	$50.1	$72.6	$77.0
Net Cash (Used in) Investing Activities	$(79.2)	$(55.8)	$(270.0)
Net Cash Provided by / (Used in) Financing Activities	$58.1	$(56.4)	$216.3

Net Cash Provided by Operating Activities

Net cash provided by operating activities declined to $50.1 million for the year ended December 31, 2010 from $72.6 million for the year ended December 31, 2009 primarily due to lower rates that at which have re-chartered some of our vessels during the year. In addition, trade accounts receivable for the year ended December 31, 2010 increased by $2.7 million compared to a decrease of $5.4 million for the year ended December 31, 2009. This difference mainly resulted from the receipt of $6.4 million in 2009 of the uncollected profit share of 2008. Net cash provided by operating activities declined to $72.6 million for the year ended December 31, 2009 from $77.0 million for the year ended December 31, 2008 primarily due to lower profit sharing revenues earned during the year and higher net interest expenses which was partially offset by the receipt of the uncollected profit share as of December 31, 2008. For an explanation of why our historical net cash provided by operating activities is not indicative of net cash provided by operating activities to be expected in future periods, please read “—Factors to Consider when Evaluating our Results” and “— Results of Operations”  above.

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

For the year ended December 31, 2010, net cash used was comprised of:

●	Vessel acquisitions and acquisition of above market bare-boat charter of $108.8 which is analyzed as follows:

○	$64.1 million, representing the net book value of the two vessels acquired during 2010 (the M/T Atrotos and the M/T Alkiviadis) at their respective delivery dates;
○	$43.5 million, representing the amount we paid to our sponsor Capital Maritime for the acquisition of M/T Assos together with the bare boat charter that was attached to the vessel;
○	$0.9 and $0.3 million, representing the amounts paid for upgrading the M/T Attikos and the M/T Aristofanis, respectively;

●
$0.8 million representing the  increase to our restricted cash which is the minimum amount of free cash we were required to maintain under our credit facilities for the period, due to the acquisitions of the M/T Atrotos, M/T Alkiviadis and M/T Assos; and

●	$81.7 million and $112.1 million, representing purchases of short term investments and maturities of short term investments, respectively.

For the year ended December 31, 2009, net cash used was comprised of:

●	$18.2 million, representing advances paid to the shipyard by Capital Maritime for the construction of the M/T Ayrton II, which we acquired in April 2009;

●
$8.0 million, representing the cash consideration we paid to Capital Maritime under the terms of the agreements for the acquisition of the M/T Agamemnon II and the M/T Ayrton II in exchange for the M/T Assos and the M/T Atrotos, respectively.

●	$0.3 million, representing the amount paid for upgrading the M/T Attikos from product to chemical tanker.
●	$111.9 million and $82.6 million, representing purchases of short term investments, and maturities of short term investments, respectively.

For the year ended December 31, 2008, net cash used was comprised of:

●	$140.2 million, representing the net book value of the three vessels acquired during 2008 (the M/T Alexandros II, the M/T Aristotelis II and the M/T Aris II) at their respective delivery dates; and
●	$59.5 million, representing the purchase price as recorded in our Financial Statements of the two non-contracted vessels:

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

○
(Please see Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding these acquisitions, including a breakdown of the way they were funded); and

●	$66.8 million, representing advances paid to the shipyard by Capital Maritime for the construction of the two vessels we acquired in April 2009; the M/T Agamemnon II and the M/T Ayrton II.
●	$1.2 million, representing the cost of the improvements to the M/T Aristofanis paid by Capital Maritime.

Of the remaining $2.3 million, $1.2 million represents restricted cash which is the minimum amount of free cash we were required to maintain under our credit facilities for the period, and $1.1 million represents short term cash investments with original maturity from three to twelve months.

Net Cash Provided by Financing Activities

Net cash provided by financing activities amounted to $58.1 million for the year ended December 31, 2010, as compared to net cash used in financing activities $(56.4) million for the year ended December 31, 2009. For the year ended December 31, 2008, net cash provided by financing activities amounted to $216.3 million.

For the year ended December 31, 2010 we successfully completed two follow-on offerings receiving proceeds of $105.3 million after the deduction of the underwriters commissions. Total expenses paid in connection with these two offerings were $1.5 million. During 2009 and 2008 there were no equity issuances  to third parties.

There were no proceeds from the issuance of long-term debt for the years ended December 31, 2010 and 2009 compared to $199.5 million for the year ended December 31, 2008. The proceeds for the year ended December 31, 2008 consisted of amounts drawn down under our two credit facilities.

There were no proceeds from long-term debt due to related parties for the year ended December 31, 2010. For the year ended December 31, 2009 such proceeds amounted to $26.4 million and related to a loan draw-down from Capital Maritime for the financing of M/T Atrotos. For the year ended December 31, 2008 such proceeds amounted to $112.8 million and related to credit facilities entered into by Capital Maritime.

There was no repayment of debt for the years ended December 31, 2010 and 2009 compared to $8.1 million for the year ended December 31, 2008, which comprised of the repayment of the M/T Aristofanis loan in April, 2008 by Capital Maritime.

Repayment of related party-debt for the year ended December 31, 2010, amounted to $1.6 million, reflecting the debt related to the M/T Atrotos and the M/T Alkiviadis. Repayment of related-party debt for the year ended December 31, 2009, amounted to $52.2 million, reflecting the debt related to the M/T Agamemnon II, the M/T Atrotos and the M/T Alkiviadis and the repayment of the M/T Ayrton II, compared to $54.3 million for the year ended December 31, 2008, which reflected the repayment of the M/T Amore Mio II loan in March, 2008, by Capital Maritime and the debt related to the M/T Alkiviadis.

During the first and the second quarter of 2010 we acquired two vessels from Capital Maritime, the M/T Atrotos and the M/T Alkiviadis, for a total purchase price of $74.5 million which represented an excess of $10.4 million over the net book value of these vessels reflected in our financial statements. For the year ended December 31, 2009, no transaction resulting in cash of purchase price over book value of vessels took place. Between January and August 2008, we acquired the last three contracted vessels from Capital Maritime: the M/T Alexandros II, the M/T Aristotelis II and the M/T Aris II for a total purchase price of $144.0 million. The excess of purchase price over book value of the acquired vessels of $10.4 million in 2010 and $3.8 million in 2008 is presented in our cash flow statement under net cash provided by financing activities as we recognize transfers of net assets between entities under common control at Capital Maritime’s basis in the net assets contributed.

For the year ended December 31, 2010 there were no capital contributions. For the year ended December 31, 2009, capital contributions amounted to $40.6 million, reflecting contributions made by Capital Maritime in order to finance part of the construction cost of the M/T Ayrton II, compared to $12.1 million for the year ended December 31, 2008, reflecting contributions made by Capital Maritime in order to finance part of the construction cost of the M/T Agamemnon II and the M/T Ayrton II.

During the year ended December 31, 2010 we made distributions of $33.7 million to our unitholders. During the year ended December 31, 2009, we made distributions to our unitholders, including Capital Maritime, and payments for incentive distribution rights to Capital Maritime in an aggregate amount of $70.5 million reflecting distributions and incentive distribution rights payments  for the fourth quarter of 2008 and the first, second and third quarters of 2009. During the year ended December 31, 2008, we made distributions to our unitholders of $39.9 million.

Borrowings

Our long-term third party borrowings are reflected in our balance sheet as “Long-term debt” and as current liabilities in “Current portion of long-term debt.” As of December 31, 2010, long term debt remained unchanged from the period ended December 31, 2009 at $474.0 million. The current portion of long term debt for both years was $0 million. Related party debt is reflected in our balance sheet as “Long-term related-party debt” and as “Current portion of related-party long term debt.” As of December 31, 2010, both long-term related-party debt and current portion of related-party debt was $0 million. As of December 31, 2009, long-term related-party debt and current portion of related-party long term debt was $43.5 and $4.4 million respectively.

Revolving Credit Facilities

On March 22, 2007, we entered into a non-amortizing revolving credit facility with a syndicate of financial institutions, including HSH Nordbank, for up to $370.0 million for the financing of the acquisition cost, or part thereof, of up to seven medium-range product tankers. The 2007 facility provided us with sufficient funds to purchase the four newbuildings delivered in 2007, the newbuilding delivered in January 2008 and to partly fund the purchase price of the remaining two newbuildings we agreed to purchase from Capital Maritime at the time of our IPO and which were delivered in June and August of 2008. The 2007 facility has been amended periodically to, amongst other things, include the financing of the acquisition cost of the M/T Attikos and to amend the provisions relating to security offered under the facility and include references to additional vessels. To date, we have drawn down $366.5 million under the 2007 facility. We drew down $274.5 million during 2007, an additional $48.0 million in connection with the acquisition of the M/T Alexandros II in January 2008 and $44.0 in connection with the deliveries in June and August of 2008 of the M/T Aristotelis II and the M/T Aris II, our final two contracted vessels. We did not draw down under this facility during 2009 or 2010. Subject to compliance with our covenant restrictions, we may continue to draw down amounts under this facility until June 2012, at which date any amounts available for borrowing will automatically terminate and the outstanding amount will automatically convert into a five-year term loan. In addition, the 2007 facility is non-amortizing until June 2012 and we will not be required to make any repayments of the principal amounts outstanding under the facility provided that we comply with the covenants and restrictive ratios set out in the facility and described below. If our 2007 facility is not refinanced prior to June 2012 we will become obligated to make principal payments beginning in September 2012. The final maturity date of the 2007 facility is June 2017. Please see Note 5 (Long-Term Debt) to our Financial Statements included herein for more information.

On March 19, 2008, we entered into an additional 10-year revolving credit facility of up to $350.0 million, which is non-amortizing until March 2013, with HSH Nordbank AG, Hamburg. We may use the 2008 facility to finance a portion of the acquisition price of an identified vessel currently in Capital Maritime’s fleet, which we may elect to acquire in the future. We may also use this facility to finance up to 50% of the purchase price of any potential future purchases of modern tanker vessels from Capital Maritime or any third parties. The 2008 facility has been amended periodically to, amongst other things, to include the M/T Atrotos as security to the facility and to amend the provisions relating to security offered under the facility and include references to additional vessels. To date, we have used $107.5 million of the 2008 facility to fund part of the acquisition price of the M/T Amore Mio II, the M/T Aristofanis, the M/T Aristotelis II and the M/T Aris II from Capital Maritime. The 2008 facility is non-amortizing until March 2013 and we will not be required to make any repayments of the principal amounts outstanding under the 2008 facility prior to such date provided that we comply with the covenants and restrictive ratios set out in the facility and described below. We may continue to draw amounts under the 2008 facility until March 2013, at which date any amounts available for borrowing will automatically terminate and the outstanding amount will automatically convert into a five-year term loan. If our 2008 facility is not refinanced prior to March 2013, we will become obligated to make principal payments beginning in June 2013.  The final maturity date of the 2008 facility is March 2018. The 2008 facility is subject to similar covenants and restrictions as those in our 2007 facility described below.

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

As at December 31, 2010, we had $246.0 million in undrawn amounts under our credit facilities.

Our obligations under both our credit facilities are secured by first-priority mortgages covering each of our collateralized vessels and are guaranteed by each vessel-owning subsidiary. Both our credit facilities contain a “Market Disruption Clause” requiring us to compensate the banks for any increases to their funding costs caused by disruptions to the market which the banks may unilaterally trigger. Interest expenses for the three month period ending March 31, 2011, have increased by 0.477140% under the 2007 facility and by 0.370550%, under the 2008 facility, respectively, in accordance with the terms of each facility. This increase in each facility reflects the increase in funding costs announced by our banks for this three month period.

Our credit facilities also contain restrictive covenants that, subject to the approval of our lenders, prohibit us from, among other things: incurring or guaranteeing indebtedness; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of our vessels; changing the commercial and technical management of our vessels; selling or changing the beneficial ownership or control of our vessels; and subordinating the obligations under the 2007 facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

Under the terms of our credit facilities we may not be able to pay distributions to our unitholders if we are not in compliance with certain financial covenants and ratios described below or upon the occurrence of an event of default or if the fair market value of our collateralized vessels is less than 125% of the aggregate amount outstanding under each credit facility.

In addition to the above, our credit facilities require us to maintain minimum free consolidated liquidity (50% of which may be in the form of undrawn commitments under the credit facility) of at least $500,000 per collateralized vessel, maintain a ratio of EBITDA to net interest expense of at least 2.00 to 1.00 on a trailing four-quarter basis and maintain a ratio of total indebtedness to the aggregate market value of our total fleet of no more than 0.8 to 1.00 (which means that the fair market value of the vessels in our fleet must equal 125% of the aggregate amount outstanding under each credit facility).

As of December 31, 2010 we were in compliance with all financial debt covenants. Our ability to comply with the covenants and restrictions contained in our credit facilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, including interest rate developments, changes in the funding costs of our banks and changes in asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, especially if we trigger a cross-default currently contained in our credit facilities, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios set out above. The recent global economic downturn has had an adverse effect on tanker asset values which is likely to persist if the economic slowdown resumes.  If the estimated asset values of the vessels in our fleet continue to decrease, such decreases may limit the amounts we can drawdown under our credit facilities to purchase additional vessels and our ability to expand our fleet. In addition, we may be obligated to pre-pay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities. A decline in the market value of our vessels could also lead to a default under any prospective credit facility to which we become a party, affect our ability to refinance our credit facilities and/or limit our ability to obtain additional financing.

In connection with our revolving credit facilities and in order to hedge our exposure to interest rate changes, we have entered into the following interest rate swap agreements to fix the LIBOR portion of our interest rate.

	Currency	Notional Amount (millions)	Fixed rate	Trade date	Value date	Maturity date
$370.0 million credit facility	USD	30,000	5.1325%	02.20.2007	04.04.2007	06.29.2012
	USD	56,000	5.1325%	02.20.2007	05.08.2007	06.29.2012
	USD	56,000	5.1325%	02.20.2007	07.13.2007	06.29.2012
	USD	56,000	5.1325%	02.20.2007	09.28.2007	06.29.2012
	USD	56,000	5.1325%	02.20.2007	09.20.2007	06.29.2012
	USD	24,000	5.1325%	02.20.2007	01.29.2008	06.29.2012
	USD	24,000	5.1325%	02.20.2007	01.29.2008	06.29.2012
	USD	24,000	5.1325%	02.20.2007	08.20.2008	06.29.2012
	USD	20,500	4.9250%	09.20.2007	09.24.2007	06.29.2012
	USD	20,000	4.5200%	06.13.2008	06.17.2008	06.28.2012

$350.0 million credit facility	USD	46,000	3.525%	03.25.2008	03.27.2008	03.27.2013
	USD	11,500	3.895%	04.24.2008	04.30.2008	03.28.2013
	USD	28,000	4.610%	06.13.2008	06.17.2008	03.28.2013
	USD	22,000	4.099%	08.14.2008	08.20.2008	03.28.2013

E.   Off-Balance Sheet Arrangements

As of the date of this Annual Report, we have not entered into any off-balance sheet arrangements.

F.   Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2010 (in thousands of U.S. Dollars).

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term Debt Obligations	$474,000	$–	$63,038	$94,800	$316,162
Interest Obligations (1) (2) (3)	157,318	31,192	48,806	45,934	31,386
Management fee (4)	62,583	28,430	29,663	4,490	–

Total	$693,901	$59,622	$141,507	$145,224	$347,548

(1)	We have used the fixed interest rate under our swap interest rate agreements until June 2012 and March 2013 for the 2007 and 2008 credit facilities respectively plus margin.
(2)
Interest expenses for the three month period ending March 31, 2011, will increase above the fixed swap interest rate by 0.477140% under the 2007 facility and by 0.370550%, under the 2008 facility in accordance with the terms of each facility, as amended, and reflect the increase in funding costs announced by our banks for this three month period.

(3)
Calculations for interest obligations, upon the expiration of the interest rate swap agreements in June 2012 and March 2013 for the 2007 and 2008 credit facilities respectively, have been based on Bloomberg forward rates plus a margin of 2.5% which reflects our best estimates.

(4)
The fees payable to Capital Ship Management Corp., represent fees for the provision of commercial and technical services such as crewing, repairs and maintenance, insurance, stores, spares and lubricants, provided pursuant to the management agreement.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

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

Vessel Lives and Impairment

The carrying value of each of our vessels represents its original cost (contract price plus initial expenditures) at the time of delivery or purchase less accumulated depreciation or impairment charges. Depreciation is calculated based on the vessel’s capitalized costs using the straight line method over an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard, after considering the estimated residual value. Residual value calculation is based upon a vessel’s lightweight tonnage multiplied by a scrap rate of $180 per light weight ton which represents management’s best estimate of what we expect to receive at the end of the vessel’s useful life. In the shipping industry, the use of a 25-year vessel life for tankers has become the prevailing standard. However, the actual life of a vessel may be different, with a shorter life potentially resulting in an impairment loss. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on the vessel lives of our current fleet. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. However, during the year ended December 31, 2009, market conditions changed significantly as a result of the credit crisis and resulting slowdown in world trade. Prior to July 22, 2010, vessels transferred from Capital Maritime to us, were transferred at their net book values because such transfers were accounted for as transfers of assets between entities under common control. Charter rates for tanker vessels decreased and values of assets were affected. We considered these market developments as indicators of potential impairment of the carrying amount of our assets. We performed the undiscounted cash flow test as of December 31, 2010 and 2009, determining undiscounted projected net operating cash flows for the vessels and comparing it to the vessels’ carrying value. In developing estimates of future cash flows, we made assumptions about future charter rates, utilization rates, ship operating expenses, future dry docking costs and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations that are in line with our historical performance and our expectations for the vessels’ utilization under our deployment strategy. Based on these assumptions we determined that the undiscounted cash flows support the vessels’ carrying amounts as of December 31, 2010 and 2009.

Revenue Recognition

We generate revenues from charterers for the charterhire of our vessels, which are chartered either under time, voyage or bareboat charters. All of our time charters and bareboat charters are classified as operating leases. Revenues under operating lease arrangements are recognized when a charter agreement exists, the charter rate is fixed and determinable, the vessel is made available to the lessee, and collection of the related revenue is reasonably assured. Revenues are recognized ratably on a straight line basis as the average revenue over the period of the respective time or bareboat charter agreement in accordance with accounting for leases. Two of our vessels currently trades on the spot market and, under certain circumstances, we may operate additional vessels in the spot market until the vessels have been fixed under appropriate medium to long-term charters. Revenues under voyage charter agreements are recognized when a voyage agreement exists, the price is fixed, service is provided and the collection of the related revenue is reasonably assured, revenues are recorded over the term of the charter as service is provided and recognized on a pro-rata basis over the duration of the voyage. A voyage is deemed to commence upon the later of the completion of discharge of the vessel’s previous cargo or upon vessel arrival to the agreed upon port based on the terms of a voyage contract that is not cancelable and voyage is deemed to end upon the completion of discharge of the delivered cargo. Although our charter revenues are fixed, and, accordingly, little judgment is required to be applied to the amount of revenue recognition, there is no certainty as to the daily charter rates or other terms that will be available upon the expiration of our existing charters.

Revenues from profit sharing arrangements in time charters represent the portion of time charter equivalent (voyage income less direct expenses divided by operating days), that exceeds the agreed base rate and are recognized in the period earned.

Interest Rate Swap Agreements

We designate our derivatives based upon the criteria established by the FASB in its accounting guidance for derivatives and hedging activities. The accounting guidance for derivatives requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.  The accounting for the changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation.  For a derivative that does not qualify as a cash flow hedge, the change in fair value is recognized at the end of each accounting period in the income statement.  For a derivative that qualifies as a cash flow hedge, the change in fair value is recognized at the end of each reporting period in accumulated other comprehensive income/ (loss) (effective portion) until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized in the income statement.

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

An increase in interest rates will have a positive effect while a decrease in interest rates will have a negative effect, on the fair value of our interest rate swap agreements.

As of December 31, 2010 and 2009, all our interest rate swaps qualified as a cash flow hedge and the changes in their fair value were recognized in accumulated other comprehensive income/(loss).  Please see Note 2 (Significant Accounting Policies – Interest Rate Swap Agreements) and Note 6 (Financial Instruments) to our Financial Statements included herein for more detailed information.

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

Our board of directors consists of three persons who are designated by our general partner in its sole discretion and four who are elected by the common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner and directors elected by our common unitholders are divided into three classes serving staggered three-year terms. The initial four directors appointed by Capital Maritime were designated as Class I, Class II and Class III elected directors. Each of the Class I, Class II and Class III Directors were re-elected during our 2008, 2009 and 2010 annual meeting of unitholders, respectively, for an additional three-year term. As of the 2010 annual meeting of unitholders, a majority of our board is now elected by our common unitholders (excluding common units held by Capital Maritime) rather than appointed by Capital Maritime. At each annual meeting of unitholders, directors are elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders (excluding common units held by Capital Maritime and its affiliates). Directors elected by our common unitholders may be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

Our general partner intends to cause its officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs. Our general partner’s Chief Executive Officer and Chief Financial Officer, Ioannis E. Lazaridis, allocates his time between managing our business and affairs and the business and affairs of Capital Maritime and Crude Carriers Corp., an affiliate of Capital Maritime. The amount of time Mr. Lazaridis allocates between our business and the businesses of Capital Maritime varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

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

A.   Directors and Senior Management

Set forth below are the names, ages and positions of our directors and director nominees and our general partner’s executive officers as of December 31, 2010.

Name	Age	Position

Evangelos M. Marinakis (1)	43	Director and Chairman of the Board
Ioannis E. Lazaridis (1)	43	Director and Chief Executive Officer and Chief Financial Officer of our general partner
Nikolaos Syntychakis (1)	48	Director
Robert Curt (2)	60	Director (5)
Abel Rasterhoff (3)	70	Director (5)
Evangelos G. Bairactaris (4)	39	Director and Secretary
Keith Forman (4)	52	Director (5)

(1)           Appointed by our general partner (term expires in 2013).
(2)	Class I director (term expires in 2011).
(3)	Class II director (term expires in 2012).
(4)	Class III director (term expires in 2013).
(5)	Member of our audit committee and our conflicts committee.

Biographical information with respect to each of our directors, our director nominees and our general partner’s executive officers is set forth below. The business address for our directors and executive officers is 3 Iassonos Street Piraeus, 18537 Greece.

Evangelos M. Marinakis, Director and Chairman of the Board.

Mr. Marinakis joined our board of directors on March 13, 2007 and serves as the Chairman of the Board. Mr. Marinakis has served as Capital Maritime’s President and Chief Executive Officer and as a director since its incorporation in March 2005. Mr. Marinakis serves as Chairman and Chief Executive Officer of NYSE-listed Crude Carriers Corp., an affiliate of Capital Maritime, since March 2010. From 1992 to 2005, Mr. Marinakis was the Commercial Manager of Capital Ship Management and oversaw the businesses of the group of companies that currently form Capital Maritime. For the past 15 years, Mr. Marinakis has also been active in various other family businesses, all related to the shipping industry. During this time he founded Curzon Maritime Limited, a shipping broker, and Express Sea Transport Corporation, an international vessel operator. Mr. Marinakis began his career as a Sale & Purchase trainee broker at Harley Mullion in the UK, and then worked as a chartering broker for Elders Chartering Limited, also in the UK. Mr. Marinakis holds a B.A. in International Business Administration and an MSC in International Relations from the United States International University Europe, London.

Ioannis E. Lazaridis, Chief Executive and Chief Financial Officer and Director.

Mr. Lazaridis has served as the Chief Executive and Chief Financial Officer of our general partner since its formation in January 2007 and joined our board of directors on March 13, 2007. Mr. Lazaridis serves as President of NYSE-listed Crude Carriers Corp., an affiliate of Capital Maritime, since March 2010 and has served as Capital Maritime’s Chief Financial Officer and as a director since its incorporation in March 2005. From 2004 to March 2005, Mr. Lazaridis was employed by our predecessor companies. From 1996 to 2004, Mr. Lazaridis was employed by Credit Agricole Indosuez Cheuvreux in London, where he worked in the equity department. From 1993 to 1996, Mr. Lazaridis was employed by Kleinwort Benson in equity sales and from 1990 to 1993 was employed by Norwich Union Investment Management. Mr. Lazaridis holds a B.A. degree in economics from the University of Thessaloniki in Greece and an M.A. in Finance from the University of Reading in the UK. He is also an Associate for the Institute of Investment Management and Research in the UK.

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

Nikolaos Syntychakis, Director.

Mr. Syntychakis joined our board of directors on April 3, 2007. Mr. Syntychakis, Managing Director of Capital Ship Management, joined Capital Ship Management in January 2001 where he has served as Vetting Manager, Crew Manager and Operations Manager. From 2000 to 2001, Mr. Syntychakis served as Fleet Operator of Delfi S.A. in Piraeus, Greece and from 1988 to 1999 he worked as the Chief Officer and DPA of Sougerka Maritime also in Piraeus, Greece. Mr. Syntychakis has been involved in the shipping industry in various capacities for over 25 years and has also been closely involved with vetting matters, serving on Intertanko’s Vetting Committee for several years.

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

Keith Forman, Director.

Mr. Forman joined our board of directors on April 3, 2007 and serves on our conflicts committee and our audit committee. Mr. Forman was, until March 31, 2010, a Partner and served as Chief Financial Officer of Crestwood Midstream Partners.  Crestwood Midstream was a private investment partnership focused on making equity investments in the midstream energy market.  Crestwood’s other partners included the Blackstone Group, Kayne Anderson and GSO Capital. From January 2004 to July 2005, he was Senior Vice President, Finance for El Paso Corporation, a leading provider of natural gas services. Mr. Forman, who joined El Paso in 1998 upon their acquisition of the general partner of the Leviathan Gas Pipeline Partners, also served as Vice President from 2001 to 2003, of El Paso Field Services and from 1992 to 2003 he served as Chief Financial Officer of GulfTerra Energy Partners L.P., a publicly traded master limited partnership. In his position with GulfTerra, he was responsible for the financing activities of the partnership, including its commercial and investment banking relationships.

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

 Compensation of Directors

Officers of our general partner or Capital Maritime who also serve as our directors do not receive additional compensation for their service as directors. Our directors receive compensation for attending meetings of our board of directors or committee meetings as well as for serving in the role of committee chair and have also received restricted units under our Equity Plan. Please also read “Item 6E: Share Ownership—Omnibus Incentive Compensation Plan” below for additional information. For the years ended December 31, 2010 and 2009, our directors, excluding our chairman, received an aggregate amount of $350,000 each year as compared to $290,000 received for the year ended December 31, 2008. In lieu of any other compensation, our chairman receives an annual fee of $100,000 for acting as a director and as the chairman of our board of directors. For the year ended December 31, 2007 this compensation for our chairman amounted to $80,205. In addition, each director is reimbursed for out–of–pocket expenses in connection with attending meetings of the board of directors or committees and is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

Services Agreement

Under the three-year services agreement entered into between our general partner and Mr. Lazaridis at the time of our IPO, if a change in control occurs within two years from the date of the agreement, Mr. Lazaridis may resign within six months of such change in control.

C. Board Practices

Our general partner, Capital GP L.L.C., manages our day-to-day activities consistent with the policies and procedures adopted by our board of directors which currently consists of seven members, three of which are appointed by our general partner. . Unitholders are not entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation. There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Although the Nasdaq Global Market does not require a listed limited partnership like us to have a majority of independent directors on our board of directors or to establish a compensation committee or a nominating/corporate governance committee our board of directors has established an audit committee and a conflicts committee comprised solely of independent directors. Each of the committees operates under a written charter adopted by our board of directors which is available under “Corporate Governance” in the Investor Relations tab of our web site at www.capitalpplp.com. The membership and main functions of each committee are described below.

Audit Committee. The audit committee of our board of directors is composed of three or more independent directors, each of whom must meet the independence standards of the Nasdaq Global Market, the SEC and any other applicable laws and regulations governing independence from time to time. The audit committee is currently comprised of directors Abel Rasterhoff (chair), Robert P. Curt and Keith Forman. All members of the committee are financially literate and our board of directors has determined that Mr. Rasterhoff qualifies as an “audit committee financial expert” for purposes of the U.S. Sarbanes-Oxley Act of 2002. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls.

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

E.   Share Ownership

As of December 31, 2010:

●	795,200 restricted units had been issued under our Plan (described below);

●
Our director Keith Forman has owned a small number of common units since the date of our IPO. In addition, restricted common units were also issued to all members of our board of directors in August 2010 under the terms of our Plan (described below) which they may be deemed to beneficially own, or to have beneficially owned. No member of our board of directors owns common or restricted units in a number representing more than 1.0% of our outstanding common units;  and

●
The Marinakis family, including our chairman Mr. Marinakis, through its beneficial ownership of Capital Maritime, may be deemed to beneficially own, or to have beneficially owned, all of the units held by Capital Maritime.

Omnibus Incentive Compensation Plan

On April 29, 2008 our board of directors adopted the Plan according to which we may issue a limited number of awards, not to exceed 500,000 units initially, to our employees, consultants, officers, directors or affiliates, including the employees, consultants, officers or directors of our general partner, our manager, Capital Maritime and certain key affiliates and other eligible persons. Awards may be made in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. The Plan is administered by our general partner as authorized by our board of directors.

On July 22, 2010, our board of directors amended the Plan to increase the aggregate number of restricted units issuable under the Plan to 800,000 from 500,000.

On August 31, 2010, we, either directly or through our General Partner, issued 795,200 (or 2% of our total units outstanding as of December 31, 2010) of the 800,000 units authorized under the Plan. Awards were issued to all members of our board of directors, to officers of our General Partner, our manager, Capital Maritime and to employees of certain key affiliates and other eligible persons, with the majority vesting after 3 years from the date of issue, except for awards issued to our Chairman and to the three independent members of our board of directors which vest in equal annual installments over a three-year period. All awards are conditional upon the grantee’s continued service until the applicable vesting date and all awards accrue distributions payable upon vesting. Please read Note 13 (Omnibus Incentive Compensation Plan) to our Financial Statements included herein for more information regarding the Plan.

Item 7.	Major Unitholders and Related-Party Transactions.

A.   Major Unitholders

Following the early termination of the subordination period on February 14, 2009, all of our 8,805,522 subordinated units converted into common units on a one-for-one basis. As of December 31, 2010, our partners’ capital consisted of 37,946,183 common units, no subordinated units and 774,411 general partner units. Capital Maritime, the sole member of our general partner, owns a 31.2% interest in us, including 11,304,651 common units and a 2% interest in us through its ownership of our general partner.

The following table sets forth as of December 31, 2010, the beneficial ownership of our common units by each person we know beneficially owns more than 5.0% or more of our common, and all of our directors, director nominees and the executive officers of our general partner as a group. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power.

Name of Beneficial Owner	Number of Common Units Owned	Percentage of Total Common Units

Capital Maritime (1)(2)	11,304,651	29.8%
All executive officers and directors as a group (7 persons) (2)(3)	0	0%
Kayne Anderson Capital Advisors, L.P. (4)	2,745,999	11.06%

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

(3)
Our director Keith Forman has owned a small number of common units since the date of our IPO. In addition, restricted common units were also issued to all members of our board of directors in August 2010 under the terms of our Plan which they may be deemed to beneficially own, or to have beneficially owned. No member of our board of directors owns common or restricted units in a number representing more than 1.0% of our outstanding common units.

(4)	This information is based on the Schedule 13G filed by Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne with the SEC on December 23, 2010.

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

B. Related-Party Transactions

Capital Maritime, the sole member of our general partner, owns 11,304,651 common units representing a 29.8% of our outstanding common units. In addition, our general partner owns a 2% general partner interest in us and all of the incentive distribution rights.  Capital Maritime’s ability, as sole member of our general partner, to control the appointment of three of the seven members of our board of directors and to approve certain significant actions we may take as well as its ownership of 29.8% of our common units which it can vote in their totality on all matters that arise under the partnership agreement, means that Capital Maritime, together with its affiliates, will have the ability to exercise significant influence regarding our management and may be able to propose amendments to the partnership agreement that are in its best interest.

Transactions entered into after December 31, 2010

1.
M/T Amore Mio II – Charter Party Agreement with Capital Maritime. On January 7, 2011, we rechartered the M/T Amore Mio II with Capital Maritime at a net daily charter rate of $25,000 ($25,316.45 gross). The charter commenced directly upon the vessel’s redelivery from its previous charter with BP Shipping Limited on January 9, 2011, and has an earliest scheduled expiration date of December 2011. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors.

2.
Investor Relations Services Agreement. On January 1, 2011, we entered into a one-year Investor Relations Agreement with Capital Ship Management to clarify the provisions under which certain investor relations and corporate support services to assist us in our communications with holders of units representing limited partnership interests in us shall be provided to us further to the provisions of the Administrative Services Agreement entered into with Capital Ship Management and subject to its terms. Under the terms of the agreement we pay Capital Ship Management a fixed monthly fee of $15,000 plus reimbursement of reasonable expenses.

Transactions entered into during the year ended December 31, 2010

1.
Restricted Share Issuance under the Plan. On August 31, 2010, we, either directly or through our General Partner, issued 795,200 (or 2% of our total units outstanding as of December 31, 2010) of the 800,000 units authorized under the Plan, with the majority vesting after 3 years from the date of issue, with the exception of awards issued to our Chairman and to the three independent members of our board of directors which vest in equal annual installments over a three-year period.

2.
Equity Offering-Re-Acquisition of M/T Assos from Capital Maritime. On August 9, 2010, we announced the issuance of 5,500,000 common units at a public offering price of $8.63 per common unit under our Form F-3 shelf registration.  An additional 552,254 common units were subsequently sold on the same terms following the partial exercise of the over-allotment option granted to the underwriters for the offering. Capital GP L.L.C., our general partner, participated in both the offering and the exercise of the over-allotment option and purchased an additional 123,515 units at the public offering price, thereby maintaining its 2 percent interest in the Partnership. Aggregate proceeds, net of commissions but before expenses relating to the offering, were approximately $50.8 million. The net proceeds from the offering, were used to re-acquire the M/T Assos at an acquisition price of $43.5 million and for general partnership purposes. The M/T Assos was acquired with a bareboat charter attached, as, prior to its acquisition, the vessel had been leased to Arrendadora pursuant to a finance lease agreement, and was renamed M/T Insurgentes and registered under Mexican flat. The vessel was subsequently delivered by Arrendadora to Petroleos Mexicanos, the state-owned Mexican petroleum company (“Pemex”), under a bareboat charter agreement expected to expire in March 2014, at the earliest. The proposed transaction has been approved by our board of directors following approval by the conflicts committee of independent directors. The conflicts committee retained outside legal and financial advisors to assist in evaluating the proposed transaction and the purchase price.

3.
Purchase of M/T Alkiviadis and Charter Agreement with Capital Maritime. On June 30, 2010, we entered into a share purchase agreement with Capital Maritime pursuant to which we acquired all of Capital Maritime’s interests in the wholly owned subsidiary that owns the M/T Alkiviadis. The aggregate purchase price for the vessel was $31.5 million under the terms of the share purchase agreement with Capital Maritime, financed with cash. The M/T Alkiviadis is chartered to Capital Maritime for a 24-month period (+/- 30 days) at a net rate of $12,838 with an earliest scheduled expiration date of June 2012. The charter includes 50/50 profit share for voyages outside the IWL. The vessel’s operating expenses are fixed for five years until June 2015 at a daily rate of $7,000 under our Management Agreement with Capital Maritime. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors. Please see Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding this acquisition, including a detailed explanation of its accounting treatment.

4.
M/T Arionas-Charter Party Agreement with Capital Maritime. On June 4, 2010, we rechartered the M/T Arionas with Capital Maritime at a net daily charter rate of $11,850. The charter includes 50/50 profit share for voyages outside the IWL. The charter commenced in October 2010 upon the vessel’s redelivery from its previous charter in October 2010, and has an earliest scheduled expiration date of September 2011.

5.
Equity Offering–Re-Acquisition of M/T Atrotos from Capital Maritime. On February 23, 2010 we announced the issuance of 5,800,000 common units at a public offering price of $8.85 per common unit under our Form F-3 shelf registration. An additional 481,578 common units were subsequently sold on the same terms following the partial exercise of the over-allotment option granted to the underwriters for the offering. Capital GP L.L.C., our general partner, participated in both the offering and the exercise of the over-allotment option and purchased an additional 128,195 units at the public offering price, thereby maintaining its 2 percent interest us. Aggregate proceeds, net of commissions but before expenses relating to the offering, were approximately $54.0 million. The net proceeds from the offering were used to reacquire the M/T Atrotos at an acquisition price of $43.0 million and for general partnership purposes. The M/T Atrotos was acquired with a bareboat charter attached, as, prior to its acquisition, on March 1, 2010, the vessel had been leased to Arrendadora pursuant to a finance lease agreement, and was renamed M/T El Pipila and registered under Mexican flat. The vessel was subsequently delivered by Arrendadora to Pemex under a bareboat charter agreement expected to expire in March 2014, at the earliest. The proposed transaction has been approved by our board of directors following approval by the conflicts committee of independent directors. The conflicts committee retained outside legal and financial advisors to assist in evaluating the proposed transaction and the purchase price.

6.
M/T Agisilaos –Charter Party Agreement with Capital Maritime. On January 21, 2010, we rechartered the M/T Agisilaos with Capital Maritime at a net daily charter rate of $11,850 ($12,000 gross). The charter includes 50/50 profit share for voyages outside the IWL. The charter commenced directly upon the vessel’s redelivery from its previous charter with BP Shipping Limited, in March 2010, and has an earliest scheduled expiration date of February 2011. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors.

7.
M/T Axios – Charter Party Agreement with Capital Maritime. On January 21, 2010, we rechartered the M/T Axios with a subsidiary of Capital Maritime at a net daily charter rate of $12, 591 ($12,750 gross). The charter includes 50/50 profit share for voyages outside the IWL. The charter commenced directly upon the vessel’s redelivery from its previous charter with BP Shipping Limited in February 2010 and is expected to expire in February or March 2011. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors.

8.
Investor Relations Services Agreement. On January 1, 2010, we entered into a one-year Investor Relations Agreement with Capital Ship Management to clarify the provisions under which certain investor relations and corporate support services to assist us in our communications with holders of units representing limited partnership interests in us shall be provided to us further to the provisions of the Administrative Services Agreement entered into with Capital Ship Management and subject to its terms. Under the terms of the agreement we pay Capital Ship Management a fixed monthly fee of $15,000 plus reimbursement of reasonable expenses.

Transactions entered into during the year ended December 31, 2009

1.
Share Purchase Agreement – Exchange of M/T Atrotos with M/T Ayrton II. On April 13, 2009, the 2007 built M/T Atrotos, was exchanged for the M/T Ayrton II, a 51,260 dwt chemical/product tanker built in April 2009 at STX Shipbuilding Co. Ltd, South Korea. The M/T Ayrton II has been chartered to BP Shipping Limited under a time charter with expected expiration in March 2012 (third year subject to charterer’s option), at a base gross rate of $22,275 per day (net rate $22,000) plus a 50/50 profit share for breaching IWL. The M/T Ayrton II was delivered to Capital Maritime in April 2009 and is one of the vessels identified under our omnibus agreement with Capital Maritime. The vessel’s operating expenses are fixed at a daily rate of $6,500 per day for approximately the next five years under the Management Agreement. Under the terms of the share purchase agreement all assets and liabilities of the vessel-owning company of the M/T Ayrton II, except the vessel, necessary permits and time charter agreement, were retained by Capital Maritime. In exchange, Capital Maritime received all the shares of the vessel-owning company of the M/T Atrotos, and an additional consideration of $4.0 million to reflect the value and longer duration of the charter attached to the vessel, as well as its younger age, and we remained responsible for any costs associated with the delivery of the vessel to Capital Maritime. All assets and liabilities of the vessel-owning company of the M/T Atrotos, except the vessel and necessary permits were retained by us. Lastly, Morgan Stanley Capital Group Inc., the charterer of the M/T Atrotos agreed to compensate us for the early termination of the charter attached to the vessel. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors. Please see “Item 5B: Liquidity and Capital Resources—Net Cash Used in Investing Activities” and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding this acquisition and the exchange of shares, including a detailed explanation of how it was accounted for.

2.
Related Party Loan – M/T Ayrton II. For the financing of the construction of the M/T Ayrton II, Capital Maritime had entered into a loan agreement with a bank on behalf of the related vessel-owning subsidiary. Capital Maritime acted as the borrower and the vessel-owning subsidiary acted as the guarantor in this loan agreement. The M/T Ayrton II had been financed in the amount of $22.9 million as of December 31, 2008. This loan was fully repaid by Capital Maritime upon the delivery of the vessel to the related vessel-owning subsidiary from the shipyard in April 2009, before the vessel was transferred to us.

3.
Share Purchase Agreement – Exchange of M/T Assos with M/T Agamemnon II. On April 7, 2009, the 2007 built M/T Assos was exchanged for the M/T Agamemnon II, a 51,238 dwt chemical/product tanker built in 2008 at STX Shipbuilding Co. Ltd, South Korea, which was part of the Capital Maritime fleet at the time, The M/T Agamemnon II has been chartered to BP Shipping Limited under a time charter expected to expire in December 2011, at the earliest, at a base gross rate of $22,275 per day (net rate $22,000) plus a 50/50 profit share for breaching IWL. The M/T Agamemnon II was delivered to Capital Maritime in November 2008 and is one of the vessels identified under our Omnibus Agreement with Capital Maritime. The vessel’s operating expenses are fixed at a daily rate of $6,500 per day for approximately the next five years under the Management Agreement. Under the terms of the share purchase agreement all assets and liabilities of the vessel-owning company of the M/T Agamemnon II, except the vessel, necessary permits and time charter agreement, were retained by Capital Maritime.  In exchange, Capital Maritime received all the shares of the vessel-owning company of M/T Assos, and an additional consideration of $4.0 million to reflect the value and longer duration of the charter attached to the vessel, as well as its younger age, and we remained responsible for any costs associated with the delivery of the vessel to Capital Maritime. All assets and liabilities of the vessel-owning company of M/T Assos, except the vessel and necessary permits were retained by us. Lastly, Morgan Stanley Capital Group Inc., the charterer of the M/T Assos agreed to compensate us for the early termination of the charter attached to the vessel. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors. Please see “Item 5B: Liquidity and Capital Resources—Net Cash Used in Investing Activities” and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding this acquisition and the exchange of shares, including a detailed explanation of how it was accounted for.

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

5.
Related Party Loan – M/T Atrotos. Upon acquisition of the M/T Atrotos from Capital Maritime in April 2009, Capital Maritime entered into a loan agreement with a bank for the financing of the vessel. Capital Maritime acted as the borrower and the vessel-owning subsidiary acted as the guarantor in this loan agreement. As of December 31, 2009 the balance outstanding under this loan was $22.2 million. The vessel-owning subsidiary of the M/T Atrotos ceased to be a guarantor under the loan as of the date the vessel was transferred to us on March 1, 2010.

6.
Agreement with Capital GP L.L.C. re Incentive Distribution Rights (“IDRs”). On January 30, 2009, we entered into an agreement with our general partner, Capital GP L.L.C., whereby the general partner agreed to defer receipt of a portion of the $12.5 million incentive distribution payment it is entitled to under the terms of our partnership agreement as a result of the payment of an exceptional cash distribution in February 2009. The general partner received the $12.5 million of incentive payments in four equal quarterly installments, with the first installment having been paid on February 13, 2009. These payments were made from the operating surplus. As of December 31, 2009, the $12.5 million incentive distribution payment had paid in full to Capital GP L.L.C.

7.
Investor Relations Services Agreement. On January 1, 2009, we entered into a one-year Investor Relations Agreement with Capital Ship Management to clarify the provisions under which certain investor relations and corporate support services to assist us in our communications with holders of units representing limited partnership interests in us shall be provided to us further to the provisions of the Administrative Services Agreement entered into with Capital Ship Management and subject to its terms. Under the terms of the agreement we pay Capital Ship Management a fixed monthly fee of $15,000 plus reimbursement of reasonable expenses.

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

2.
Services Agreements with Capital Maritime. On July 31, 2008, we entered into two separate agreements with Capital Maritime under which Capital Maritime agreed to arrange for the provision of certain legal, accounting and administrative support services required by us a) in connection with the preparation and filing of our Registration Statement on Form F-3 in August 2008, and b) in connection with our compliance with the provisions of the U.S. Sarbanes-Oxley Act of 2002, and in particular, Section 404. We agreed to reimburse Capital Maritime for its reasonable expenses within 30 days from submission of invoices.

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

5.
Purchase of M/T Aristofanis. On April 30, 2008, we entered into a share purchase agreement with Capital Maritime pursuant to which we acquired all of Capital Maritime’s interests in the wholly owned subsidiary that owns the M/T Aristofanis. The aggregate purchase price for the vessel was $23.0 million under the terms of the share purchase agreement with Capital Maritime. We funded a portion of the purchase price of the vessel through the issuance of 501,308 common units to Capital Maritime at a price of $20.08 per unit, which was the price per unit as quoted on the Nasdaq Stock Exchange on the day prior to the acquisition, and the remainder through the incurrence of $11.5 million of debt under the 2008 facility. The M/T Aristofanis, a 12,000 dwt, 2005 built, double hull product tanker sister vessel to the M/T Attikos, is chartered to Shell International Trading & Shipping Company Ltd under a charter with an earliest scheduled expiration date of March 2010 at a base gross rate of $13,250 per day (net rate $12,952). The transaction was approved by our board of directors following approval by the conflicts committee of independent directors. Please see “Item 5B: Liquidity and Capital Resources—Net Cash Used in Investing Activities” and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding this acquisition, including a detailed explanation of how it was accounted for.

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

7.
Purchase of M/T Amore Mio II. On March 27, 2008 we entered into a share purchase agreement with Capital Maritime pursuant to which we acquired all of Capital Maritime’s interests in the wholly owned subsidiary that owns the M/T Amore Mio II. The aggregate purchase price for the vessel was $95.0 million under the terms of the relevant share purchase agreement with Capital Maritime. We funded a portion of the purchase price of the vessel through the issuance of 2,048,823 common units to Capital Maritime at a price of $18.42 per unit, which was the price per unit as quoted on the Nasdaq Stock Exchange on the day prior to the acquisition, and the remainder through the incurrence of $46.0 million of debt under the 2008 facility and $2.0 million in cash. The M/T Amore Mio II, a 159,982 dwt, 2001 built, double-hull tanker, is chartered to BP Shipping Limited under a charter with an earliest scheduled expiration date of January 2011 at a base gross rate of $36,456 per day (net rate $36,000). The charter is also subject to a profit sharing arrangement which is calculated and settled monthly and which allows each party to share additional revenues above the base rate on a 50/50 basis. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors. Please see “Item 5B: Liquidity and Capital Resources—Net Cash Used in Investing Activities” and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding this acquisition, including a detailed explanation of how it was accounted for.

Selected agreements entered into during the year ended December 31, 2007

1.
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

2.
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

a.
We pay Capital Ship Management a fixed daily fee per time and spot chartered vessel in our fleet to provide the commercial and technical management services and costs to such time chartered vessels, which includes the cost of the first special survey. We pay a fixed daily fee per bareboat chartered vessel in our fleet, mainly to cover compliance costs, which include those costs incurred by Capital Ship Management to remain in compliance with the oil majors’ requirements, including vetting requirements.

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

d.
In addition to the fixed daily fees payable under the management agreement, Capital Ship Management is entitled to supplementary remuneration for extraordinary fees and costs (as defined in our management agreement) of any direct and indirect expenses it reasonably incurs in providing these services.

3.
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

●
While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended.  Following the early termination of the subordination period in February 2008, our partnership agreement, including our cash distribution policy, may be amended with the approval of a majority of the outstanding common units, of which Capital Maritime currently owns 29.8%.

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

●
We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements and maintenance and replacement capital expenditures or anticipated cash needs.

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

Following the completion of our initial public offering on April 3, 2007, the following cash distributions have been declared and, with the exception of the December 31, 2010, distribution declared on January 21, 2011, which will be paid on February 15, 2011 to unitholders of record on February 4, 2011, paid:

Distributions for Quarter Ended:	Amount of Cash Distributions	Cash Distributions per Unit
Jun. 30, 20071	$8.3 million	$0.3626 per unit
Sep. 30, 2007	$8.8 million	$0.385 per unit
Dec. 31, 2007	$9.0 million	$0.395 per unit
Mar. 31, 2008	$10.1 million	$0.400 per unit
Jun. 30, 2008	$10.4 million	$0.410 per unit
Sep. 30, 2008	$10.4 million	$0.410 per unit
Dec. 31, 2008	$39.3 million2	$1.050 per unit3
Mar. 31, 2009	$10.4 million	$0.410 per unit
Jun. 30, 2009	$10.4 million	$0.410 per unit
Sep. 30, 2009	$10.4 million	$0.410 per unit
Dec. 31, 2009	$10.4 million	$0.410 per unit
Mar. 31, 2010	$7.1 million	$0.225 per unit
Jun. 30, 2010	$7.1 million	$0.225 per unit
Sep. 30, 2010	$9.0 million	$0.2325 per unit
Dec. 31, 2010	$9.0 million	$0.2325 per unit

(1)  Prorated for the period from April 4, 2007 (our IPO) to June 30, 2007.
(2)  Includes $12.5 million with respect to incentive distribution rights held by our general partner in accordance with the terms of our partnership agreement.
(3)  Exceptional non-recurring cash distribution.

Termination of the Subordination Period

On January 30, 2009, we announced the payment of an exceptional non-recurring distribution of $1.05 per unit for the fourth quarter of 2008, bringing annual distributions to unitholders to $2.27 per unit for the year ended December 31, 2008, a level which under the terms of our partnership agreement resulted in the early termination of the subordination period and the automatic conversion of the subordinated units into common units. Our board of directors unanimously determined that taking into account the totality of relationships between the parties involved, the payment of this exceptional distribution was in our best interests taking into consideration the general economic conditions, our business requirements, risks relating to our business as well as alternative uses available for our cash. Payment of the exceptional distribution was made on February 13, 2009, to unitholders of record on February 10, 2009.  The conversion of subordinated units to common units occurred automatically on February 14, 2009. Following such conversion Capital Maritime owned a 46.6% interest in us. Capital Maritime currently owns a 31.2% interest in us, including 11,304,651 common units and a 2% interest through its ownership of our general partner, and may significantly impact any vote under the terms of the partnership agreement.

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

The payment of the exceptional distribution described above also resulted in a distribution of $12.5 million with respect to incentive distribution rights held by our general partner, in accordance with the terms of the partnership agreement. Following discussions with our board of directors, the general partner agreed to defer receipt of a portion of the incentive distribution payment and received the $12.5 million of incentive payments in four equal quarterly installments, with the first installment having been paid in February 2009.

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

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	General Partner

Minimum Quarterly Distribution	$0.3750	98%	2%
First Target Distribution	up to $0.4313	98%	2%
Second Target Distribution	above $0.4313 up to $0.4688	85%	15%
Third Target Distribution	above $0.4688 up to $0.5625	75%	25%
Thereafter	above $0.5625	50%	50%

B.   Significant Changes

No significant changes have occurred since the date of our Financial Statements included herein except for those set out below:

1.	On January 21, 2011 we declared a cash distribution of $0.2325 per unit, which will be paid on February 15, 2011, to unitholders of record on February 4, 2011.

Please read Note 16 (Subsequent Events) to our Financial Statements included herein for more information regarding the events described above.

Item 9.	The Offer and Listing.

C.   Markets

Our common units started trading on the Nasdaq Global Market under the symbol “CPLP” on March 30, 2007. The following table sets forth the high and low closing sales prices in U.S. Dollars for our common units for each of the periods indicated.

	High	Low
Year Ended: December 31,
2010	10.01	6.88
2009	11.49	5.21
2008	24.93	5.51
2007*	32.50	20.80
Quarter Ended:
December 31, 2010	9.75	8.19
September 30, 2010	9.29	7.80
June 30, 2010	9.19	5.31
March 31, 2010	10.06	7.69

December 31, 2009	10.49	7.36
September 30, 2009	11.49	7.40
June 30, 2009	10.49	6.36
March 31, 2009	10.79	5.21
Month Ended:
February 2, 2011**	10.20	9.64
January 31, 2011	10.24	9.56
December 31, 2010	9.75	8.31
November 30, 2010	8.91	8.19
October 31, 2010	8.90	8.31
September 30, 2010	8.35	8.09
August 31, 2010	9.16	8.05

* For the period commencing March 30, 2007.
** For the period up to and including February 2, 2011.

Item 10.	Additional Information.

A.   Share Capital

Not applicable.

B.   Memorandum and Articles of Association

The information required to be disclosed under this Item 10B is incorporated by reference to the following sections of the prospectus included in our Registration Statement on Form F-1 filed with the SEC on March 19, 2007: “The Partnership Agreement”, “Description of the Common Units –The Units”, “Conflicts of Interest and Fiduciary Duties” and “Our Cash Distribution Policy and Restrictions on Distributions.”

C.   Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries are a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19.

Please read “Item 7B: Related-Party Transactions” above for further details on the transactions described below.

●
Share Purchase Agreement dated August 13, 2010, with Capital Maritime to acquire all of its interest in the wholly owned subsidiary that owns the M/T Assos, one of the vessels identified under our Omnibus Agreement with Capital Maritime, using the net proceeds of an equity offering completed on August 9, 2010. The acquisition price of the vessel was $43.5 million.  Prior to its acquisition, the vessel had been leased to Arrendadora pursuant to a finance lease agreement, and was renamed M/T Insurgentes and registered under Mexican flat. The vessel was subsequently delivered by Arrendadora to Pemex under a bareboat charter agreement expected to expire in March 2014, at the earliest. Please see Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding this acquisition, including a detailed explanation of how it was accounted for.

●
Omnibus Incentive Compensation Plan – Amendment. On July 22, 2010, our board of directors amended the Plan to increase the aggregate number of restricted units issuable under the Plan to 800,000 from 500,000.

●
Share Purchase Agreement dated June 30, 2010, with Capital Maritime to acquire all of its interest in the wholly owned subsidiary that owns the M/T Alkiviadis, one of the vessels identified under our Omnibus Agreement with Capital Maritime. The aggregate purchase price for the vessel was $31.5 million, financed with cash. Please see Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding this acquisition, including a detailed explanation of how it was accounted for.

●
Share Purchase Agreement dated February 22, 2010, with Capital Maritime to acquire all of its interest in the wholly owned subsidiary that owns the M/T Atrotos, one of the vessels identified under our Omnibus Agreement with Capital Maritime, using the net proceeds of an equity offering completed on February 23, 2010. The acquisition price of the vessel was $43.0 million. Prior to its acquisition, the vessel had been leased to Arrendadora pursuant to a finance lease agreement, and was renamed M/T El Pipila and registered under Mexican flat. The vessel was subsequently delivered by Arrendadora to Pemex under a bareboat charter agreement expected to expire in March 2014, at the earliest. Please see Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding this acquisition, including a detailed explanation of how it was accounted for.

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

●
Share Purchase Agreement dated April 13, 2009, with Capital Maritime to acquire all of its interest in the wholly owned subsidiary that owns the M/T Ayrton II, one of the vessels identified under our Omnibus Agreement with Capital Maritime, in exchange for all of our interest in our wholly owned subsidiary that owns the M/T Atrotos, We paid an additional consideration of $4.0 million to Capital Maritime and remained responsible for any costs associated with the delivery of the vessel to Capital Maritime. Please see “Item 5B: Liquidity and Capital Resources—Net Cash Used in Investing Activities” and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding this acquisition, including a detailed explanation of how it was accounted for.

●
Share Purchase Agreement dated April 7, 2009, with Capital Maritime to acquire all of its interest in the wholly owned subsidiary that owns the M/T Agamemnon II, one of the vessels identified under our Omnibus Agreement with Capital Maritime, in exchange for all of the interest in our wholly owned subsidiary that owns the M/T Assos. We paid an additional consideration of $4.0 million to Capital Maritime and remained responsible for any costs associated with the delivery of the vessel to Capital Maritime. Please see “Item 5B: Liquidity and Capital Resources—Net Cash Used in Investing Activities” and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding this acquisition, including a detailed explanation of how it was accounted for.

●
Agreement with Capital GP L.L.C. re IDRs dated January 30, 2009, whereby our general partner agreed to defer receipt of a portion of the $12.5 million incentive distribution payment it is entitled to under the terms of our partnership agreement as a result of the payment of an exceptional cash distribution in February 2009.

●
Omnibus Incentive Compensation Plan. On April 29, 2008, our board of directors adopted the Plan according to which we may issue a limited number of awards, not to exceed 500,000 units initially, to our employees, consultants, officers, directors or affiliates, including the employees, consultants, officers or directors of our general partner, our manager, Capital Maritime and certain key affiliates and other eligible persons. Awards may be made in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. The Plan is administered by our general partner as authorized by our board of directors.

●
Revolving Facility Agreement, dated March 19, 2008, as amended, for a 10-year revolving credit facility of up to $350.0 million with HSH Nordbank AG which is non-amortizing until March 2013. The credit facility bears interest at US$ LIBOR plus a margin of 1.35-1.45%, depending on the level of the asset covenants, and may be used to finance a portion of the acquisition price of certain identified vessels currently in Capital Maritime’s fleet which we may elect to acquire in the future. We may also use this facility to finance up to 50% of the purchase price of any potential future purchases of modern tanker vessels from Capital Maritime or any third parties. To date, we have used $107.5 million of this facility to fund part of the acquisition price of the M/T Amore Mio II, M/T Aristofanis, M/T Aristotelis II, and M/T Aris II from Capital Maritime. Please read “Item 5B: Liquidity and Capital Resources—Revolving Credit Facilities” for a full description of this credit facility.

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

E.   Taxation

Marshall Islands Taxation

The following is a discussion of the material Marshall Islands tax consequences of our activities to unitholders who do not reside in, maintain offices in or engage in business in the Marshall Islands (“non-resident holders”).  Because we, our operating subsidiary and our controlled affiliates do not, and we do not expect that we, our operating subsidiary and our controlled affiliates will, conduct business or operations in the Marshall Islands, under current Marshall Islands law non-resident holders of our securities will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to such non-resident holders.  In addition, non-resident holders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our securities, and will not be required by the Republic of The Marshall Islands to file a tax return relating to such securities.

Taxation of the Partnership

Because we, our operating subsidiary and our controlled affiliates do not, and we do not expect that we, our operating subsidiary and our controlled affiliates will, conduct business or operations in the Marshall Islands, under current Marshall Islands law neither we nor our controlled affiliates will be subject to income, capital gains, profits or other taxation As a result, distributions by our operating subsidiary and our controlled affiliates to us will not be subject to Marshall Islands taxation.

Material United States Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective unitholders. This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (or the “Code”), Treasury Regulations, and current administrative rulings and court decisions, all as currently in effect or existence on the date of this Annual Report and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

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

Taxation of Operating Income

We expect that substantially all of our gross income will continue to be attributable to the transportation of crude oil and related oil products. For this purpose, gross income attributable to transportation (or “Transportation Income”) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes spot charter, time charter and bareboat charter income.

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

Based on our current operations, we do not expect to have U.S. Source Domestic Transportation Income. However, certain of our activities give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, as well as give rise to U.S. Source Domestic Transportation Income, all of which could be subject to U.S. federal income taxation unless exempt from U.S. taxation under Section 883 of the Code (or the “Section 883 Exemption”), as discussed below.

The Section 883 Exemption

In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (the “Section 883 Regulations”), it will not be subject to the net basis and branch profits taxes or the 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption only applies to U.S. Source International Transportation Income. As discussed below, we believe that under our current ownership structure, the Section 883 Exemption will apply and we will not be taxed on our U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

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

We believe we meet the trading volume requirements of the Section 883 Exemption because the pertinent regulations provide that trading volume requirements will be deemed to be met with respect to a class of equity traded on an established securities market in the United States where, as will be the case for our units, the units are regularly quoted by dealers who regularly and actively make offers, purchases and sales of such units to unrelated persons in the ordinary course of business.

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

We expect that our units will not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception, because our partnership agreement provides that the voting rights of any 5.0% unitholders (other than our general partner, its affiliates, their transferees and persons who acquired such units with the approval of our board of directors) are limited to a 4.9% voting interest in us regardless of how many units are held by that 5.0% unitholder.  See “The Section 883 Exemption and Voting” below. If Capital Maritime and our general partner own 50% or more of our units, they will provide the necessary documents to establish an exception to the application of the Closely Held Block Exception. This exception is available when shareholders residing in a jurisdiction granting an Equivalent Exemption and meeting certain other requirements own sufficient shares in the Closely Held Block to preclude shareholders who have not met such requirements from owning 50.0% or more of the outstanding units.

Thus, although the matter is not free from doubt, we believe that we will satisfy the Publicly Traded Test.  Should any of the facts described above cease to be correct, our ability to satisfy the test will be compromised.

The Section 883 Exemption and Voting

To preserve our ability to qualify for the Section 883 Exemption, if at any time, any person or group, other than our general partner or its affiliates, owns beneficially 5% or more of any class of our units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding in the hands of that holder when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote.

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

Upon the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis corporate income tax and to the 30.0% branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.

The 4.0% Gross Basis Tax

If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our U.S. Source International Transportation Income, without benefit of deductions.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term U.S. Holder means a beneficial owner of our units that is an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes), a corporation or other entity organized under the laws of the United States or its political subdivisions and classified as a corporation for U.S. federal income tax purposes, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

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

Dividends paid on our units to a U.S. Holder who is an individual, trust or estate (or a U.S. Individual Holder) will be treated as qualified dividend income that is taxable to such U.S. Individual Holder at preferential capital gain tax rates (through 2012) provided that: (i) our units are readily tradable on an established securities market in the United States (such as the Nasdaq Global Market on which our units are traded); (ii) we are not a PFIC (which we do not believe we are, have been or will be, as discussed below); (iii) the U.S. Individual Holder has owned the units for more than 60 days in the 121-day period beginning 60 days before the date on which the units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning January 1, 2013 or later will be taxed at rates applicable to ordinary income.  Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a unit if the amount of the dividend is equal to or in excess of 10 percent of a unitholder’s adjusted basis (or fair market value in certain circumstances) in such unit. If we pay an “extraordinary dividend” on our units that is treated as “qualified dividend income”, then any loss derived by a U.S. Individual Holder from the sale or exchange of such units will be treated as long-term capital loss to the extent of the amount of such dividend.

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

●
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

Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.  Based on our current and projected methods of operation, we believe that we are not currently a PFIC, nor do we expect to become a PFIC. Although there is no legal authority directly on point, and we are not obtaining a ruling from the IRS on this issue, we will take the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time and spot chartering activities of our wholly owned subsidiaries constitutes services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels we or our subsidiaries own that are subject to time charters, should not constitute passive assets for purposes of determining whether we were a PFIC.  We believe there is legal authority supporting our position, consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters as service income for other tax purposes.  However, there is no legal authority specifically relating to the statutory provisions governing PFICs or relating to circumstances substantially similar to ours.  Moreover, a recent case by the U.S. Court of Appeals for the Fifth Circuit held that, contrary to the position of the IRS in that case, and for purposes of a different set of rules under the Code, income received under a time charter of vessels should be treated as rental income rather than services income. In a recently published guidance, however, the IRS states that it disagrees with the aforementioned Fifth Circuit holding, and specifies that the time charters at issue there should be treated as service contracts.  We have not sought, and we do not expect to seek, an IRS ruling on this matter.  As a result, the IRS or a court could disagree with our position.  If such a position were sustained, we would probably be a PFIC.  No assurance can be given that this result will not occur.  In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

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

●
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

F.   Dividends and Paying Agents

Not applicable.

G.   Statements by Experts

Not applicable.

H.   Documents on Display

We have filed with the SEC a registration statement on Form F-1 and a Registration Statement on Form F-3 regarding the common units. This Annual Report does not contain all of the information found in the registration statement. For further information regarding us and our common units, you may wish to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference room. Our registration statement can also be inspected and copied at the offices of the Nasdaq Global Market, One Liberty Plaza, New York, New York 10006.

I.   Subsidiary Information

Please see Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2010.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

Our Risk Management Policy

Our policy is to continuously monitor our exposure to business risks, including the impact of changes in interest rates and currency rates as well as inflation on earnings and cash flows. We intend to assess these risks and, when appropriate, take measures to minimize our exposure to the risks.

Foreign Exchange Risk

We do not have a material currency exposure risk. We generate all of our revenues in U.S. Dollars and incur less than 5% of our expenses in currencies other than U.S. Dollars. For accounting purposes, expenses incurred in currencies other than the U.S. Dollar are translated into U.S. Dollars at the exchange rate prevailing on the date of each transaction. As of December 31, 2010, less than 5% of liabilities were denominated in currencies other than U.S. Dollars (mainly in Euros). These liabilities were translated into U.S. Dollars at the exchange rate prevailing on December 31, 2010. We have not hedged currency exchange risks and our operating results could be adversely affected as a result.

Interest Rate Risk

The international tanker industry is capital intensive, requiring significant amounts of investment, a significant portion of which is provided in the form of long-term debt. Our current debt contains interest rates that fluctuate with LIBOR. Our credit facilities of $370.0 million and $350.0 million bear floating interest of 1.35% -1.45% per annum over US$ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise.

In order to hedge our exposure to interest rate changes, we have entered into ten interest rate swap agreements at varying rates to fix the LIBOR portion of our interest rate for $366.5 million in borrowings drawn down under our existing facility for a period up to June 2012. We have also entered into four interest rate swap agreements to fix the LIBOR portion of our interest rate at varying rates for $107.5 million in borrowings drawn down under the 2008 facility for a period up to March 2013.  We intend to swap the LIBOR portion of any further amounts drawn down under the 2007 facility and the 2008 facility into a fixed rate until the end of the non-amortizing period in June 2012 and March 2013 respectively. As our interest rate is fixed under the swap agreements changes in LIBOR during the swapped period would not affect our interest expense. However, as a result of a market disruption in determining the cost of funds for our banks, any increases by the banks to their “funding costs” under our agreements will lead to proportional increases in the relevant interest amounts interest payable under our agreement on a quarterly basis. Interest expenses for the three month period ended March 31, 2011 has increased by 0.477140% and by 0.370550% under the 2007 facility, and under the 2008 facility, respectively in accordance with the terms of each facility to compensate the banks for the increased funding costs they may incur. An increase of 1% in our interest rate will cause interest expense to increase by $4.7 million. Please refer to “Item 5B: Liquidity and Capital Resources—Revolving Credit Facilities” for more information on the specific rates we have entered into under each swap agreement.

Please read Note 2 (Significant Accounting Policies – Interest Rate Swap Agreements), Note 5 (Long-Term Debt) and Note 6 (Fair Value of Financial Instruments) to our Financial Statements included herein, which provide additional information with respect to our derivative financial instruments and existing debt agreements.

Concentration of Credit Risk

Financial instruments which potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents, interest rate swap agreements, and trade accounts receivable. We place our cash and cash equivalents, consisting mostly of deposits, and enter into interest rate swap agreements with creditworthy financial institutions as rated by qualified rating agencies. For the years ended December 31, 2010, 2009 and 2008 60%, 74% and 77% of our revenues, respectively, were derived from two charterers. We do not obtain rights to collateral to reduce our credit risk. Please refer to “Item 5B: Liquidity and Capital Resources—Revolving Credit Facilities” for more information on our interest rate swap agreements.

Inflation

Inflation has had a minimal impact on vessel operating expenses, drydocking expenses and general and administrative expenses to date. However, certain extraordinary fees and costs we (as defined in our management agreement) are obligated to pay to Capital Ship Management under our management agreement, which amounted to approximately $2.0, $3.0 and $1.0 million for the years ended December 31, 2010, 2009 and 2008 respectively,  may further increase to reflect the continuing inflationary vessel cost environment. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

Item 12.	Description of Securities Other than Equity Securities.

Not Applicable.

PART II

Item 13.	Defaults, Dividend, Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

 No material modifications to the rights of security holders.

Item 15.	Controls and Procedures.

a.  Disclosure Controls and Procedures

As of December 31, 2010, our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation pursuant to Rule 13a-15(b) and 15d-15 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures. Our management, including our chief executive and chief financial officer, recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the partnership have been detected. Further, in the design and evaluation of our disclosure controls and procedures our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

However, based on this evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2010, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management believes that our internal control over financial reporting was effective as of December 31, 2010.

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

c.  Attestation Report of the Registered Public Accounting Firm.

To the Board of Directors and Unitholders of Capital Product Partners L.P., Majuro, Republic of the Marshall Islands

We have audited the internal control over financial reporting of Capital Product Partners L.P. (the “Partnership”) as December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.”  Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.

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

In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Partnership and our report dated February 4, 2011 expressed an unqualified opinion on those financial statements and included explanatory paragraphs relating to: 1)  the preparation of the portion of the financial statements attributable to Ross Shipmanagement Co., Baymont Enterprises Incorporated, Forbes Maritime Co., Mango Finance Co., Navarro International S.A., Epicurus Shipping Company, and Adrian Shipholding Inc.,  prior to the vessel acquisition by the Partnership, from the separate records maintained by Capital Maritime & Trading Corp., and 2) the retroactive adjustments to previously-issued financial statements resulting from transactions between entities under common control.

/s/ Deloitte. Hadjipavlou, Sofianos, & Cambanis S.A.
Athens, Greece

February 4, 2011

d.  Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting during the year covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16A.	Audit Committee Financial Expert.

Our board of directors has determined that director Abel Rasterhoff, the chairman of our audit committee, qualifies as an audit committee financial expert for purposes of the U.S. Sarbanes-Oxley Act of 2002 and is independent under applicable Nasdaq Global Market and SEC standards.

Item 16B.	Code of Ethics.

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

Our principal accountant for 2010 and 2009 was Deloitte. The following table shows the fees we paid or accrued for audit services provided by Deloitte for these periods (in thousands of U.S. Dollars).

Fees	2010	2009
Audit Fees (1)	$505.0	$387.0
Audit-Related Fees	–	–
Tax Fees (2)	67.0	33.0
Total	$572.0	$420.0

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

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2010 and 2009.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

During the year ended December 31, 2010, neither the issuer nor any affiliated persons purchased any equity securities registered by the issuer pursuant to section 12 of the Exchange Act. As of December 31, 2010, Capital Maritime owns a 31.2% interest in us, including 11,304,651 common units and a 2% interest in us through its ownership of our general partner.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance.

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

PART III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Description

1.1	Certificate of Limited Partnership of Capital Product Partners L.P. (1)
1.2	First Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. (2)
1.3	Amendment to Capital Product Partners Amended and Restated Agreement of Limited Partnership (7)
1.4	Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. dated February 22, 2010 (8)
1.5	Certificate of Formation of Capital GP L.L.C. (1)
1.6	Limited Liability Company Agreement of Capital GP L.L.C. (1)
1.7	Certificate of Formation of Capital Product Operating GP L.L.C. (1)
4.1	Revolving $370.0 Million Credit Facility dated March 22, 2007 (1)
4.2	First Supplemental Agreement to Revolving $370.0 million Credit Facility dated September 19, 2007 (3)
4.3	Second Supplemental Agreement to Revolving $370.0 Million Credit Facility dated June 11, 2008 (4)
4.4	Third Supplemental Agreement to Revolving $370.0 Million Credit Facility dated April 7, 2009 (7)
4.5	Fourth Supplemental Agreement to Revolving $370.0 Million Credit Facility dated April 8, 2009 (7)
4.6	Fifth Supplemental Agreement to Revolving $370.0 Million Credit Facility dated October 2, 2009 (7)
4.7	Sixth Supplemental Agreement to Revolving $370.0 Million Credit Facility dated June 30, 2010
4.8	Seventh Supplemental Agreement to Revolving $370.0 Million Credit Facility dated November 30, 2010
4.9	Revolving $350.0 Million Credit Facility dated March 19, 2008 (3)
4.10	First Supplemental Agreement to Revolving $350.0 million Credit Facility dated October 2, 2009 (7)
4.11	Second Supplemental Agreement to Revolving $350.0 million Credit Facility dated June 30, 2010
4.12	Omnibus Agreement (1)
4.13	Management Agreement with Capital Ship Management (1)
4.14	Amendment 1 to Management Agreement with Capital Ship Management dated September 24, 2007 (3)
4.15	Amendment 2 to Management Agreement with Capital Ship Management dated March 27, 2008 (3)
4.16	Amendment 3 to Management Agreement with Capital Ship Management dated April 30, 2008 (4)
4.17	Amendment 4 to Management Agreement with Capital Ship Management dated April 7, 2009 (7)
4.18	Amendment 5 to Management Agreement with Capital Ship Management dated April 13, 2009 (7)
4.19	Amendment 6 to Management Agreement with Capital Ship Management dated April 30, 2009 (7)
4.20	Amendment 7 to Management Agreement with Capital Ship Management dated March 1, 2010
4.21	Amendment 8 to Management Agreement with Capital Ship Management dated June 30, 2010
4.22	Amendment 9 to Management Agreement with Capital Ship Management dated August 13, 2010
4.23	Administrative Services Agreement with Capital Ship Management (1)
4.24	Contribution and Conveyance Agreement for Initial Fleet (1)
4.25	Share Purchase Agreement for 2007 and 2008 Vessels (1)
4.26	Share Purchase Agreement for M/T Attikos dated September 24, 2007 (3)
4.27	Share Purchase Agreement for M/T Amore Mio II dated March 27, 2008 (3)
4.28	Share Purchase Agreement for M/T Aristofanis dated April 30, 2008 (4)
4.29	Share Purchase Agreement for M/T Agamemnon II dated April 3, 2009 (7)
4.30	Share Purchase Agreement for M/T Ayrton II dated April 12, 2009 (7)
4.31	Share Purchase Agreement for M/T Atrotos (El Pipila) dated February 22, 2010
4.32	Share Purchase Agreement for M/T Alkiviadis dated June 30, 2010
4.33	Share Purchase Agreement for M/T Assos (Insurgentes) dated August 13, 2010
4.34	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan dated April 29, 2008 (5)
4.35	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan amended July 22, 2010
4.36	Form Restricted Unit Award
4.37	Agreement between Capital Product Partners and Capital GP L.L.C. dated January 30, 2009 (6)
8.1	List of Subsidiaries of Capital Product Partners L.P.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Financial Officer
13.1
Capital Product Partners L.P. Certification of Ioannis E. Lazaridis, Chief Executive Officer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

(1)
Previously filed as an exhibit to Capital Product Partners L.P.’s Registration Statement on Form F-1 (File No. 333-141422), filed with the SEC on March 19, 2007 and hereby incorporated by reference to such Registration Statement.

(2)	Previously filed as Appendix A to the Partnership’s Rule 424(b)(4) Prospectus filed with the SEC on March 30, 2007, and hereby incorporated by reference to this Annual Report.
(3)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and filed with the SEC on April 4, 2008.
(4)	Previously filed as an exhibit to the registrant’s Registration Statement on Form F-3 filed with the SEC on August 29, 2008.
(5)	Previously filed as a Current Report on Form 6-K with the SEC on April 30, 2008.
(6)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and filed with the SEC on March 27, 2009.
(7)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and filed with the SEC on February 4, 2010.
(8)	Previously filed as a Current Report on Form 6-K with the SEC on February 24, 2010.

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

Dated:  February 4, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of Capital Product Partners L.P., Majuro, Republic of the Marshall Islands.

We have audited the accompanying consolidated balance sheets of Capital Product Partners L.P. (the “Partnership”) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in partners’ capital/ stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010.  These financial statements are the responsibility of the Partnership’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Capital Product Partners L.P. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, through, March 27, 2008, April 30, 2008, April 7, 2009,  April 13, 2009, March 1, 2010, and June 30, 2010 the portion of the accompanying financial statements attributable to Baymont Enterprises Incorporated, Forbes Maritime Co., Mango Finance Corp.,  Navarro International S.A., Epicurus Shipping Company, and Adrian Shipholding Inc., prior to the vessels’ acquisition by the Partnership, have been prepared from the separate records maintained by Capital Maritime & Trading Corp. and may not necessarily be indicative of the conditions that would have existed or the results of operations if these entities had been operated as unaffiliated entities.

Also as discussed in Note 1 to the consolidated financial statements, the financial statements give retroactive effect to the March 1, 2010 acquisition by Capital Product Partners L.P. of Epicurus Shipping Company., and the June 30, 2010 acquisition of Adrian Shipholding Inc.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 4, 2011 expressed an unqualified opinion on the Partnership’s internal control over financial reporting.

/s/ Deloitte. Hadjipavlou, Sofianos, & Cambanis S.A.
Athens, Greece

February 4, 2011

Capital Product Partners L.P.
Consolidated Balance Sheets
(In thousands of United States Dollars, except number of shares and units)

	December 31, 2010	December 31, 2009
Assets
Current assets
Cash and cash equivalents	$32,471	$3,552
Short term investments (Note 2)	-	30,390
Trade accounts receivable	2,305	1,217
Due from related-parties (Note 3)	2	13,365
Prepayments and other assets	278	584
Inventories	83	466
Total current assets	35,139	49,574
Fixed assets
Vessels, net (Note 4)	707,339	703,707
Total fixed assets	707,339	703,707
Other non-current assets
Above market acquired bare-boat charter (Note 5)	8,062	-
Deferred charges, net	2,462	3,147
Restricted cash (Notes 2, 6)	5,250	4,500
Total non-current assets	723,113	711,354
Total assets	$758,252	$760,928

Liabilities and Partners’ Capital/ Stockholders’ Equity
Current liabilities
Current portion of long-term debt (Note 6)	$-	$-
Current portion of related-party long-term debt (Note 3)	-	4,412
Trade accounts payable	526	778
Due to related parties (Note 3)	4,544	4,939
Accrued liabilities (Note 8)	898	2,470
Deferred revenue – current	3,207	3,456
Total current liabilities	9,175	16,055
Long-term liabilities
Long-term debt (Note 6)	474,000	474,000
Long-term related-party debt (Note 3)	-	43,528
Deferred revenue – long-term	2,812	2,062
Derivative instruments (Note 7)	32,505	36,931
Total long-term liabilities	509,317	556,521
Total liabilities	518,492	572,576
Commitments and contingencies (Note 15)
Stockholders’ equity
Common stock (par value $0 and 1,000 shares issued and outstanding at December 31, 2009)
Additional paid in capital	-	15,859
Retained earnings	-	15,365
Partners’ capital
General Partner	5,584	3,803
Limited Partners - Common (37,946,183 and 24,817,151 units issued and outstanding at December 31, 2010 and 2009, respectively)	262,918	186,493
Accumulated other comprehensive loss (Notes 2, 7)	(28,742)	(33,168)
Total partners’ capital/ stockholders’ equity	239,760	188,352
Total liabilities and partners’ capital/ stockholders’ equity	$758,252	$760,928

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.
Consolidated Statements of Income
(In thousands of United States Dollars, except number of units and earnings per unit)

	For the years ended December 31,
	2010	2009	2008

Revenues	$113,562	$134,519	$147,617
Revenues – related party (Note 3)	11,030	-	-
Total revenues	124,592	134,519	147,617

Expenses:
Voyage expenses (Note 9)	7,009	3,993	5,981
Vessel operating expenses - related party (Notes 3, 9)	30,261	30,830	26,193
Vessel operating expenses (Note 9)	1,034	2,204	5,682
General and administrative expenses	3,506	2,876	2,817
Depreciation (Note 4)	31,464	30,685	26,581
Operating income	51,318	63,931	80,363
Other income (expense):
Interest expense and finance cost	(33,259)	(32,675)	(26,631)
Interest and other income	860	1,460	1,254
Total other expense, net	(32,399)	(31,215)	(25,377)
Net income	18,919	32,716	54,986
Less:
Net income attributable to CMTC operations	983	3,491	4,219
Partnership’s net income	$17,936	$29,225	$50,767
General Partner’s interest in Partnership’s net income	$359	$584	13,485
Limited Partners’ interest in Partnership’s net income	$17,577	$28,641	37,282
Net income per:
● Common units (basic and diluted)	$0.54	$1.15	1.56
● Subordinated units (basic and diluted)	-	$1.17	1.50
● Total units (basic and diluted)	$0.54	$1.15	1.54
Weighted-average units outstanding:
● Common units (basic and diluted)	32,437,314	23,755,663	15,379,212
● Subordinated units (basic and diluted)	-	1,061,488	8,805,522
● Total units (basic and diluted)	32,437,314	24,817,151	24,184,734

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P. Consolidated Statements of Changes in Partners’ Capital/ Stockholders’ Equity (In thousands of United States Dollars)
			Partners’ Capital
	Comprehensive Income	Common Stockholders’ Equity	General Partner	Common	Subordinated	Total	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2008		$47,335	$3,444	$104,339	$64,444	$172,227	$(10,288)	$209,274
Dividends declared and paid to unitholders (Note 12)			(798)	(24,871)	(14,221)	(39,890)		(39,890)
Capital contribution by CMTC (Note 12)		12,135						12,135
Net income attributable to CMTC	$4,219	4,219						4,219
Equity of contributed companies retained by CMTC (Note 12)		(21,738)						(21,738)
Issuance of common units for vessels’ acquisitions (Notes 1, 4)			956	28,686	18,163	47,805		47,805
Excess of purchase price over acquired assets (Note 4)			(302)	(9,397)	(5,384)	(15,083)		(15,083)
Partnership net income	50,767		13,485	24,054	13,228	50,767		50,767
Other comprehensive income/(loss):
● Unrealized loss on derivative instruments (Notes 2, 7)	(33,363)						(33,363)	(33,363)
Comprehensive income	$21,623
Balance at December 31, 2008		41,951	16,785	122,811	76,230	215,826	(43,651)	214,126
Dividends declared and paid to unitholders (Note 12)			(13,880)	(47,337)	(9,246)	(70,463)		(70,463)
Capital contribution by CMTC (Note 12)		48,913						48,913

Capital Product Partners L.P. Consolidated Statements of Changes in Partners’ Capital/ Stockholders’ Equity (In thousands of United States Dollars)
			Partners’ Capital
	Comprehensive Income	Common Stockholders’ Equity	General Partner	Common	Subordinated	Total	Accumulated Other Comprehensive Loss	Total
Net income attributable to CMTC	3,491	3,491						3,491
Equity of contributed companies retained by CMTC (Note 12)		(63,131)						(63,131)
Partnership net income	29,225		584	27,399	1,242	29,225		29,225
Conversion of subordinated units (Note 12)				68,226	(68,226)
Difference of net book values of exchanged vessels net of cash consideration paid (Note 4)			314	15,394		15,708		15,708
● Unrealized gain on derivative instruments (Notes 2, 7)	10,483						10,483	10,483
Comprehensive income	$43,199
Balance at December 31, 2009		31,224	3,803	186,493		190,296	(33,168)	188,352
Dividends declared and paid to unitholders (Note 12)			(674)	(32,991)		(33,665)		(33,665)
Issuance of Partnership units			2,305	101,297		103,602		103,602
Equity compensation expense (Note 13)				782		782		782
Net income attributable to CMTC	983	983						983
Equity of contributed companies retained by CMTC (Note 12)		(32,207)						(32,207)

Capital Product Partners L.P. Consolidated Statements of Changes in Partners’ Capital/ Stockholders’ Equity (In thousands of United States Dollars)
			Partners’ Capital
	Comprehensive Income	Common Stockholders’ Equity	General Partner	Common	Subordinated	Total	Accumulated Other Comprehensive Loss	Total
Partnership net income	17,936		359	17,577		17,936		17,936
Excess of purchase price over acquired assets (Note 4)			(209)	(10,240)		(10,449)		(10,449)
Other comprehensive income/(loss):
● Unrealized gain on derivative instruments (Notes 2, 7)	4,426						4,426	4,426
Comprehensive income	$23,345
Balance at December 31, 2010		$-	$5,584	$262,918	$-	$268,502	$(28,742)	$239,760

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.
Consolidated Statements of Cash Flows
(In thousands of United States Dollars)

	For the years ended December 31,
	2010	2009	2008
Cash flows from operating activities:
Net income	$18,919	$32,716	$54,986
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	31,464	30,685	26,581
Amortization of deferred charges	552	456	408
Amortization of above market acquired bare-boat charter	938	-	-
Equity compensation expense	782	-	-
Changes in operating assets and liabilities:
Trade accounts receivable	(2,717)	5,381	(3,543)
Due from related parties	6	(1,795)	(6,318)
Prepayments and other assets	230	(2)	(563)
Inventories	237	(264)	106
Trade accounts payable	118	507	1,173
Due to related parties	(570)	4,460	2,584
Accrued liabilities	(409)	271	601
Deferred revenue	501	147	1,192
Dry docking expenses paid	-	-	(251)
Net cash provided by operating activities	50,051	72,562	76,956
Cash flows from investing activities:
Vessel acquisitions and new building advances (Note 4)	(99,842)	(26,460)	(267,673)
Acquisition of above market bare-boat charter	(9,000)	-	-
Additions to restricted cash	(750)	-	(1,250)
Purchase of short term investments	(81,729)	(111,850)	(1,080)
Maturity of short term investments	112,119	82,540	-
Net cash used in investing activities	(79,202)	(55,770)	(270,003)
Cash flows from financing activities:
Proceeds from issuance of Partnership units	105,273	-	-
Expenses paid for issuance of Partnership units	(1,533)	-	(249)
Proceeds from issuance of long-term debt	-	-	199,500
Proceeds from related-party debt	-	26,400	112,843
Payments of long-term debt	-	-	(8,080)
Payments of related-party debt/financing	(1,556)	(52,171)	(54,275)
Loan issuance costs	-	(725)	(1,950)
Excess of purchase price over book value of vessels acquired from entity under common control (Note 4)	(10,449)	-	(3,755)
Dividends paid	(33,665)	(70,463)	(39,890)
Cash balance distributed to previous owner	-	-	(2)
Capital contributions by CMTC	-	40,570	12,135
Net cash (used in) / provided by financing activities	58,070	(56,389)	216,277
Net (decrease) / increase in cash and cash equivalents	28,919	(39,597)	23,230
Cash and cash equivalents at beginning of period	3,552	43,149	19,919
Cash and cash equivalents at end of period	32,471	3,552	43,149
Supplemental Cash Flow Information
Cash paid for interest	$31,860	$31,548	$25,248
Non-Cash Investing and Financing Activities
Net book value of vessels transferred-in, M/T Agamemnon II and M/T Ayrton II less cash paid.	-	$68,054	-
Net book value of vessels transferred-out, M/T Assos and M/T Atrotos	-	$(70,496)	-
Net liabilities assumed by CMTC upon contribution of vessels to the Partnership (Note 11)	$31,844	$31,073	$74,239
Units issued to acquire vessel-owning company of M/T Amore Mio II (Note 4)	-	-	$37,739
Units issued to acquire vessel-owning company of M/T Aristofanis (Note 4)	-	-	$10,066
Capitalized vessel costs included in liabilities	$175	$870	-
Reduction in deferred offering expenses	$107	-	-
Change in payable offering expenses	$31	-	$49

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.
Notes to the Consolidated Financials Statements
(In thousands of United States Dollars)

1.	Basis of Presentation and General Information

Capital Product Partners L.P. (the “Partnership” or “CPP”) was formed on January 16, 2007, under the laws of the Marshall Islands. The Partnership is engaged in the seaborne transportation services of crude oil and refined petroleum products, edible oils and soft chemicals, by chartering its vessels under short-term voyage charters and medium to long-term time and bareboat charters.

On April 3, 2007, the Initial Public Offering (the “IPO” or the “Offering”) of CPP on the NASDAQ Global Market was completed successfully. In connection with the Offering the Partnership entered into several agreements including:

●
A contribution agreement with Capital Maritime & Trading Corp. (“CMTC”), pursuant to which the Partnership purchased all of the outstanding capital stock of eight wholly owned vessel-owning subsidiaries (“the Initial Vessels”), in exchange for:

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

●
An omnibus agreement with CMTC, its sponsor, Capital GP L.L.C. (“CGP”), its general partner, and others governing, among other things, the circumstances under which the Partnership and CMTC can compete with each other and certain rights of first offer on medium range product tankers;

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

●	Revolving credit facility of up to $370,000 and swapped the interest portion for $366,500 in order to reduce the exposure of interest rates fluctuations (Note 7).

On March 27, 2008, the Partnership entered into a share purchase agreement with CMTC for the acquisition of the shares of the vessel-owning company of the M/T Amore Mio II, a 159,982 dwt, 2001 built, double hull tanker from CMTC and took delivery of the vessel on the same date. The total purchase price for the shares of the vessel-owning company of the M/T Amore Mio II was $85,739. The acquisition of the shares of the vessel-owning company was funded by $2,000 from available cash, $46,000 through a draw down from the new revolving $350,000 credit facility, and the remaining amount through the issuance of 2,048,823 common units to CMTC at a price of $18.42 per unit, the closing price as quoted on the Nasdaq Stock Exchange on March 26, 2008, the day prior to the acquisition.

On March 31, 2008, CMTC made a capital contribution of 40,976 common units to the Partnership in exchange for the issuance of the same number of general partner units to CGP in order for it to maintain its 2% general partner interest in the Partnership.

Capital Product Partners L.P.
Notes to the Consolidated Financials Statements
(In thousands of United States Dollars)

1.	Basis of Presentation and General Information – Continued

On April 30, 2008, the Partnership entered into a share purchase agreement with CMTC for the acquisition of the shares of the vessel-owning company of the M/T Aristofanis, a 12,000 dwt, 2005 built, double hull tanker from CMTC and took delivery of the vessel on the same date. The total purchase price for the shares of the vessel-owning company of the M/T Aristofanis was $21,566. The acquisition of the shares of the vessel-owning company was funded by $11,500 through a draw down from the new revolving $350,000 credit facility, and the remaining amount through the issuance of 501,308 common units to CMTC at a price of $20.08 per unit, the closing price as quoted on the Nasdaq Stock Exchange on April 29, 2008, the day prior to the acquisition.

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

On April 7, 2009, CMTC and CPP signed a Share Purchase Agreement under which CMTC sold to CPP the shares of the vessel-owning company of the M/T Agamemnon II, a 51,238 dwt chemical/product tanker built in 2008. The M/T Agamemnon II has been chartered to BP Shipping Limited under a time charter expiring in December 2011. In exchange, CMTC received all the shares of the vessel-owning company of M/T Assos and an additional cash consideration of $4,000. All assets and liabilities of the vessel-owning company of M/T Assos, except the vessel and necessary permits were retained by CPP.

On April 13, 2009, CMTC and CPP signed a Share Purchase Agreement under which CMTC sold to CPP all the shares of the vessel-owning company of M/T Ayrton II a 51,260 dwt chemical/product tanker, built in 2009. The M/T Ayrton II has been chartered to BP Shipping Limited under a time charter expiring in March 2011. In exchange, CMTC received all the shares of the vessel-owning company of M/T Atrotos and an additional cash consideration of $4,000. All assets and liabilities of the vessel-owning company of M/T Atrotos, except the vessel and necessary permits were retained by CPP.

Following the exchange of the vessel-owning companies of the M/T Assos and the M/T Atrotos by the vessel-owning companies of the M/T Agamemnon II and the M/T Ayrton II, the major terms of the Partnership’s credit facilities and interest rate swap agreements, except for the substitutions of guarantors, remained unchanged.

The vessel-owning companies of the M/T Assos and the M/T Atrotos were deconsolidated from the Partnership accounts as of the date of the transfer to CMTC.  Results of operations, cash flows, and balances of these vessels prior to their transfer to CMTC are included in the Partnership’s consolidated financial statements.

In February 2010 the Partnership completed successfully an equity offering of 5,800,000 common units receiving proceeds of $48,886 after the deduction of the underwriters’ commissions. On the same date CMTC made a contribution of $1,048 to the Partnership in exchange for the issuance of 118,367 general partner units to Capital GP L.L.C. (“CGP”) in order for it to maintain its 2% general partner interest in the Partnership. In March 2010 the underwriters’ exercised in part the overallotment options receiving an additional 481,578 common units from the Partnership. In exchange of the issuance of these common units the Partnership received the amount of $4,055 after the deduction of the underwriters’ commissions. CMTC made a contribution of $87 to the Partnership in exchange for the issuance of 9,828 general partner units to CGP in order for it to maintain its 2% general partner interest in the Partnership. Total expenses other than underwriters’ commissions related to the offering amounted to $821.

On March 1, 2010 the Partnership used $43,000 of the offering proceeds for the acquisition of the shares of the vessel owning company of the M/T Atrotos (renamed M/T El Pipila), a medium range product tanker vessel, from CMTC. The vessel came with a bare boat charter attached  for five years to Petróleos Mexicanos (PEMEX), the state-owned Mexican petroleum company, through Arrendadora Ocean Mexicana, S.A. de C.V., which began on April 2009. The acquisition of the M/T Atrotos was unanimously approved by the Partnership’s Board of Directors following the unanimous approval and recommendation of the Board’s conflicts committee, which is comprised entirely of independent directors.

Capital Product Partners L.P.
Notes to the Consolidated Financials Statements
(In thousands of United States Dollars)

1.	Basis of Presentation and General Information – Continued

On June 30, 2010 the Partnership acquired the shares of the vessel-owning company of the M/T Alkiviadis, a medium range product tanker vessel, from CMTC for the amount of $31,500. The acquisition of the M/T Alkiviadis was unanimously approved by the Partnership’s Board of Directors following the unanimous approval and recommendation of the Board’s conflicts committee, which is comprised entirely of independent directors.

The Partnership accounted for the acquisition of the vessel-owning company of the M/T Amore Mio II, the M/T Aristofanis, the M/T Agamemnon II, the M/T Ayrton II, the M/T Atrotos and the M/T Alkiviadis as a transfer of equity interest between entities under common control. All assets and liabilities of the vessel-owning companies, except the vessel, necessary permits and time charter agreement, were retained by CMTC. For a combination between entities under common control, the purchase cost provisions (as they relate to purchase business combinations involving unrelated entities) explicitly do not apply; instead the method of accounting prescribed by accounting standards for such transfers is similar to pooling-of-interests method of accounting. Under this method, the carrying amount of assets and liabilities recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. Purchase premium or discount representing the difference between the cash consideration paid and the book value of the net assets acquired is recorded as increase or decrease to the Partners’ capital. In the case of the acquisition of the shares of the vessel owning companies of the M/T Agamemnon II and the M/T Ayrton II the carrying amount of these two vessels in CMTC’s financial statements was in excess of the net book value of the M/T Atrotos and the M/T Assos, net of cash consideration paid therefore. This difference was recognized as an increase to the partner’s capital. In addition, transfers of equity interest between entities under common control are accounted for as if the transfer occurred at the beginning of the period, and prior years are retroactively adjusted to furnish comparative information.

The M/T Alexandros II, M/T Aristotelis II, and M/T Aris II, which were part of the committed vessels and acquired during 2008, were delivered to CMTC from the shipyards (unrelated parties) and on the same date the Partnership acquired the shares of the vessel-owning companies. The acquisition of the M/T Alexandros II, M/T Aristotelis II, and M/T Aris II was treated by the Partnership as an acquisition of assets from a company under common control. Accordingly the M/T Alexandros II, M/T Aristotelis II, and M/T Aris II were transferred to the Partnership at historical cost of CMTC at the date of transfer. All assets, other than the vessels, liabilities and equity that the vessel-owning companies of the M/T Alexandros II, M/T Aristotelis II, and M/T Aris II had at the time of the transfer were retained by CMTC.

As stated in the Partnership agreement, the board of directors of the Partnership has the power to oversee, direct the operation, management and policies of the Partnership. The General partner is responsible to run the day to day operations under the direction of the board of directors. Following the annual general meeting of common unitholders on July 22, 2010, and the elections of two Class III directors (Keith Forman and Evangelos G. Bairactaris by non-CMTC unitholders) the majority of the board has since been elected by non-CMTC controlled unitholders. As a result, the Partnership is not considered to be under common control with CMTC. As a consequence, starting with July 22, 2010, the Partnership no longer accounts for vessel acquisitions from CMTC as transfer of equity interest between entities under common control.

In August 2010 the Partnership completed successfully an equity offering of 5,500,000 common units receiving proceeds of $45,460 after the deduction of the underwriters’ commissions. On the same date CMTC made a contribution of $969 to the Partnership in exchange for the issuance of 112,245 general partner units to Capital GP L.L.C. (“CGP”) in order for it to maintain its 2% general partner interest in the Partnership. The underwriters’ exercised in part the overallotment options receiving an additional 552,254 common units from the Partnership. In exchange of the issuance of these common units the Partnership received the amount of $4,540 after the deduction of the underwriters’ commissions. CMTC made a contribution of $97 to the Partnership in exchange for the issuance of 11,270 general partner units to CGP in order for it to maintain its 2% general partner interest in the Partnership. Total expenses other than underwriters’ commissions related to the offering amounted to $850.

Capital Product Partners L.P.
Notes to the Consolidated Financials Statements
(In thousands of United States Dollars)

1.	Basis of Presentation and General Information – Continued

On August 16, 2010 the Partnership used $43,500 of the offering proceeds for the acquisition of the shares of the vessel owning company of the M/T Assos (renamed M/T Insurgentes), a medium range product tanker vessel, from CMTC. The vessel came with a bare boat charter attached  for five years to Petróleos Mexicanos (PEMEX), the state-owned Mexican petroleum company, through Arrendadora Ocean Mexicana, S.A. de C.V., which began on April 2009. The acquisition of the M/T Assos was unanimously approved by the Partnership’s Board of Directors following the unanimous approval and recommendation of the Board’s conflicts committee, which is comprised entirely of independent directors. The Partnership accounted for the acquisition of the vessel-owning company of M/T Assos as an acquisition of a business.  All assets and liabilities of the vessel-owning company of the M/T Assos, except the vessel, necessary permits and bare-boat charter agreement, were retained by CMTC.

The effect of recasting the Partnership’s financial statements to account for the common control transactions related to the acquisition of M/T Alkiviadis and M/T Atrotos increased revenue by $11,042 and $14,942 and net income by $2,681 and $5,266, respectively, for the years ended December 31, 2009 and 2008 from amounts previously reported. In addition, such recasting increased revenue and net income by $5,704 and $983, respectively, for the year ended December 31, 2010. The common control transactions noted above had no impact on the Partnership’s net income and net income per unit.

Capital Product Partners L.P.
Notes to the Consolidated Financials Statements
(In thousands of United States Dollars)

1.	Basis of Presentation and General Information – Continued

The consolidated financial statements include the following vessel-owning companies and operating company which were all incorporated or formed under the laws of the Marshall Islands.

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	DWT	Date acquired by the Partnership	Date acquired by CMTC
Capital Product Operating GP LLC	01/16/2007
Shipping Rider Co.	09/16/2003	M/T Atlantas (1)	36,760	04/04/2007	04/26/2006
Canvey Shipmanagement Co.	03/18/2004	M/T Assos (M/T Insurgentes) (1,4)	47,872	04/04/2007 08/16/2010	05/17/2006
Centurion Navigation Limited	08/27/2003	M/T Aktoras (1)	36,759	04/04/2007	07/12/2006
Polarwind Maritime S.A.	10/10/2003	M/T Agisilaos (1)	36,760	04/04/2007	08/16/2006
Carnation Shipping Company	11/10/2003	M/T Arionas (1)	36,725	04/04/2007	11/02/2006
Apollonas Shipping Company	02/10/2004	M/T Avax (1)	47,834	04/04/2007	01/12/2007
Tempest Maritime Inc.	09/12/2003	M/T Aiolos (1)	36,725	04/04/2007	03/02/2007
Iraklitos Shipping Company	02/10/2004	M/T Axios (1)	47,872	04/04/2007	02/28/2007
Epicurus Shipping Company	02/11/2004	M/T Atrotos (M/T El Pipila) (2,5)	47,786	05/08/2007 03/01/2010	05/08/2007
Laredo Maritime Inc.	02/03/2004	M/T Akeraios (2)	47,781	07/13/2007	07/13/2007
Lorenzo Shipmanagement Inc.	05/26/2004	M/T Apostolos (2)	47,782	09/20/2007	09/20/2007
Splendor Shipholding S.A.	07/08/2004	M/T Anemos I (2)	47,782	09/28/2007	09/28/2007
Ross Shipmanagement Co.	12/29/2003	M/T Attikos (3)	12,000	09/24/2007	01/20/2005
Sorrel Shipmanagement Inc.	02/07/2006	M/T Alexandros II (M/T Overseas Serifos) (2)	51,258	01/29/2008	01/29/2008
Baymont Enterprises Incorporated	05/29/2007	M/T Amore Mio II (3)	159,982	03/27/2008	07/31/2007
Forbes Maritime Co.	02/03/2004	M/T Aristofanis (3)	12,000	04/30/2008	06/02/2005
Wind Dancer Shipping Inc.	02/07/2006	M/T Aristotelis II (M/T Overseas Sifnos) (2)	51,226	06/17/2008	06/17/2008
Belerion Maritime Co.	01/24/2006	M/T Aris II (M/T Overseas Kimolos) (2)	51,218	08/20/2008	08/20/2008
Mango Finance Corp.	07/14/2006	M/T Agamemnon II (3), (4)	51,238	04/07/2009	11/24/2008
Navarro International S.A.	07/14/2006	M/T Ayrton II (3), (5)	51,238	04/13/2009	04/10/2009
Adrian Shipholding Inc.	06/22/2004	M/T Alkiviadis (3)	36,721	06/30/2010	03/29/2006

(1) Initial Vessels (acquired from CMTC upon consummation of IPO)
(2) Committed Vessels (the Partnership committed to acquire these vessels from CMTC upon consummation of the IPO)
(3) Non-Contracted Vessels (vessels acquired from CMTC that were not initial nor committed vessels)
(4) Was acquired on April 4, 2007, on April 7, 2009 was exchanged with the M/T Agamemnon II and was reacquired on August 16, 2010
(5) Was acquired on May 8, 2007, on April 13, 2009 was exchanged with the M/T Ayrton II and was reacquired on March 1, 2010

Capital Product Partners L.P.
Notes to the Consolidated Financials Statements
(In thousands of United States Dollars)

2.	Significant Accounting Policies

(a)
Principles of Consolidation and Combination: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), after giving retroactive effect to the combination of entities under common control in 2008, 2009 and 2010, as described in Note 1 to the consolidated financial statements, and include the accounts of the legal entities comprising the Partnership as discussed in Note 1. Intra-group balances and transactions have been eliminated upon consolidation. Balances and transactions with CMTC and its affiliates have not been eliminated, but are presented as balances and transactions with related parties.

(b)
Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates. Additionally, these consolidated financial statements include allocations for certain expenses, including corporate overhead expenses that are normally incurred by a listed company.

(c)
Other Comprehensive Income (Loss): The Partnership separately records certain transactions directly as components of partners’ capital / stockholders’ equity. For the years ended December 31, 2010, 2009 and 2008 other comprehensive income/(loss) amounted to $4,426, $10,483 and ($33,363), respectively, and is solely comprised of changes in interest rate swaps that qualify as cash flow hedges (Note 7). As of December 31, 2010, 2009 and 2008 the Partnership had Accumulated Other Comprehensive Loss of $28,742, $33,168 and $43,651, respectively.

(d)
Accounting for Revenue, Voyage and Operating Expenses: The Partnership generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered on time charters, bareboat charters or voyage charters.  A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable monthly in advance. Some of the Partnership’s time charters also include profit sharing provisions, under which the Partnership can realize additional revenues in the event that spot rates are higher than the base rates in these time charters. A bareboat charter is a contract in which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, which is generally payable monthly in advance, and the charterer generally assumes all risk and costs of operation during the bareboat charter period. Revenues under voyage charter agreements are recognized when a voyage agreement exists, the price is fixed, service is provided and the collection of the related revenue is reasonably assured, revenues are recorded over the term of the charter as service is provided and recognized on a pro-rata basis over the duration of the voyage. A voyage is deemed to commence upon the later of the completion of discharge of the vessel’s previous cargo or upon vessel arrival to the agreed upon port based on the terms of a voyage contract that is not cancelable and voyage is deemed to end upon the completion of discharge of the delivered cargo.

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

Vessel voyage expenses are direct expenses to voyage revenues and primarily consist of commissions, port expenses, canal dues and bunkers. Commissions are expensed over the related charter period and all the other voyage expenses are expensed as incurred. Under the Partnership’s time and bareboat charter agreements, all voyages expenses, except commissions are assumed by the charterer, with the exception of Overseas Shipholding Group Inc. bareboat charter agreements where the charterer is responsible for the commissions. For voyage charters all voyage expenses are paid by the Partnership.

Capital Product Partners L.P.
Notes to the Consolidated Financials Statements
(In thousands of United States Dollars)

2.	Significant Accounting Policies – Continued

(d)	Accounting for Revenue, Voyage and Operating Expenses – Continued:

Vessel operating expenses presented in the consolidated financial statements consist mainly of management fees payable to the Manager. The Manager provides commercial and technical services such as crewing, repairs and maintenance, insurance, stores, spares, and lubricants through a management agreement for a fixed daily fee per vessel. Furthermore, pursuant to the management agreement, the Manager may charge the Partnership for additional costs such as insurance deductibles, vetting, and repairs and spares that relate to unforeseen events. For bareboat chartered vessels, the bareboat charterer is responsible for vessel operating expenses such as crewing, repairs and maintenance, insurance, stores, spares, and lubricants. The Partnership pays a fixed daily fee per vessel, to the Manager for expenses mainly to cover compliance costs.

Vessel operating expenses presented in the financial statements consist of all expenses relating to the operation of the vessels including crewing, repairs and maintenance, insurances, stores and lubricants, management fees and miscellaneous expenses.  Vessel operating expenses are expensed as incurred.

(e)
Foreign Currency Transactions: The functional currency of the Partnership is the U.S. Dollar because the Partnership’s vessels operate in international shipping markets that utilize the U.S. Dollar as the functional currency. The accounting records of the Partnership are maintained in U.S. Dollars.  Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions.  At the balance sheet dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. Dollar, are translated into the functional currency using the exchange rate at that date.  Gains or losses resulting from foreign currency transactions and translations are included in interest and other income in the accompanying consolidated statements of income.

(f)
Cash and Cash Equivalents: The Partnership considers highly-liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(g)
Short-term investments: Short-term investments consist of cash time deposits with original maturity of three to twelve months and amounted to $0 and $30,390 as of December 31, 2010 and 2009, respectively.

(h)
Restricted cash: For the Partnership to comply with debt covenants under its credit facility, it must maintain minimum cash deposits. Such deposits are considered by the Partnership to be restricted cash. As of December 31, 2010 and 2009, restricted cash amounted to $5,250 and  $4,500, respectively, and is presented under other non-current assets.

(i)
Trade Accounts Receivable: The amount shown as trade accounts receivable primarily consists of earned revenue that has not been billed yet or that it has been billed but not yet collected. At each balance sheet date all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No allowance for doubtful accounts was established as of December 31, 2010 and 2009.

(j)	Inventories: Inventories consist of consumable bunkers, lubricants, spares and stores and are stated at the lower of cost or market value. The cost is determined by the first-in, first-out method.

(k)
Fixed Assets: Fixed assets consist of vessels which are stated at cost, less accumulated depreciation.  Vessel cost consists of the contract price for the vessel and any material expenses incurred upon their construction (improvements and delivery expenses, on-site supervision costs incurred during the construction periods, as well as capitalized interest expense during the construction period). The cost of each of the Partnership’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessels’ remaining economic useful life, after considering the estimated residual value. Management estimates the scrap value of the Partnership’s vessels to be $0.2 per light weight ton (LWT) and useful life to be 25 years.

Capital Product Partners L.P.
Notes to the Consolidated Financials Statements
(In thousands of United States Dollars)

2.	Significant Accounting Policies – Continued

(l)
Impairment of Long-lived Assets: An impairment loss on long-lived assets is recognized when indicators of impairment are present and the carrying amount of the long-lived asset is greater than its fair value and not believed to be recoverable. In determining future benefits derived from use of long-lived assets, the Partnership performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates and vessel operating costs are included in this analysis.

The Partnership did not note for the year ended December 31, 2008 any events or changes in circumstances indicating that the carrying amount of its vessels may not be recoverable. However, in the year ended December 31, 2009, market conditions have changed significantly as a result of the credit crisis and resulting slowdown in world trade of crude oil and related products. Charter rates for tanker vessels decreased and values of assets were affected. The Partnership considered these market developments as indicators of potential impairment of the carrying amount of its assets. The Partnership performed an undiscounted cash flow test as of December 31, 2010 and 2009, determining undiscounted projected net operating cash flows for the vessels and comparing them to the vessels’ carrying values. In developing estimates of future cash flows, the Partnership made assumptions about future charter rates, utilization rates, vessel operating expenses, future dry docking costs and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations that are in line with the Partnership’s historical performance and expectations for the vessels’ utilization under the deployment strategy. Based on these assumptions, the Partnership determined that the undiscounted cash flows supported the vessels’ carrying amounts as of December 31, 2010 and 2009.

(m)
Intangible assets: The Partnership records all identified tangible and intangible assets or any liabilities associated with the acquisition of a business at fair value. When a business is acquired that owns a vessel with an existing charter agreement, the Partnership determines the present value of the difference between: (i) the contractual charter rate and (ii) the prevailing market rate for a charter of equivalent duration. When determining present value the Partnership uses Weighted Average Cost of Capital (“WACC”).  The resulting above-market (assets) and below-market (liabilities) charters are amortized using straight line method as a reduction and increase, respectively, to revenues over the remaining term of the charters.

(n)
Deferred charges: are comprised mainly of fees paid to lenders for obtaining new loans or refinancing existing loans and are capitalized as deferred finance charges and amortized to interest expense over the term of the respective loan using the effective interest rate method.

(o)
Pension and Retirement Benefit Obligations: The vessel-owning companies included in the consolidated financial statements employ the crew on board under short-term contracts (usually up to seven months) and accordingly, they are not liable for any pension or post retirement benefits.

(p)
Concentration of Credit Risk: Financial instruments which potentially subject the Partnership to significant concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, interest rate swaps, and trade accounts receivable. The Partnership places its cash and cash equivalents, consisting mostly of deposits, and enters into interest rate swap agreements with creditworthy financial institutions rated by qualified rating agencies. Most of the Partnership’s revenues were derived from a few charterers. For the year ended December 31, 2010, British Petroleum Shipping Limited, Morgan Stanley Capital Group Inc., and OSG accounted for 49%, 11% and 11% of the Partnership’s total revenue, respectively. For the year ended December 31, 2009 British Petroleum Shipping Limited, Morgan Stanley Capital Group Inc. and OSG accounted for 54%, 20% and 11% of total revenue, respectively. For the year ended December 31, 2008 British Petroleum Shipping Limited and Morgan Stanley Capital Group Inc., accounted for 48% and 29% of total revenue, respectively The Partnership does not obtain rights of collateral from its charterers to reduce its credit risk.

(q)
Fair Value of Financial Instruments: On January 1, 2008, the Partnership adopted the accounting guidance for Fair Value Measurements for financial assets and liabilities and any other assets and liabilities carried at fair value. This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The carrying value of trade receivables, due from related parties, due to related parties, accounts payable and current accrued liabilities approximates their fair value. The fair values of long-term variable rate bank loans approximate the recorded values, due to their variable interest and due to the fact that we have recently amended a financial covenant for our loans and the lenders have increased the margin over LIBOR that we pay to reflect their current risk. We believe the terms of our loans are similar to those that could be procured as of December 31, 2010. Interest rate swaps are recorded at fair value on the consolidated balance sheet.

Capital Product Partners L.P.
Notes to the Consolidated Financials Statements
(In thousands of United States Dollars)

2.	Significant Accounting Policies – Continued

(r)
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

(r)
Net Income Per Limited Partner Unit: Basic net income per limited partner unit is calculated by dividing Partnership’s net income less general partner interest in net income (including incentive distribution rights) and less net income allocable to unvested units by the weighted-average number of outstanding limited partner units during the period (Note 14). Diluted net income per limited partner unit reflects the potential dilution that could occur if securities or other contracts to issue limited partner units were exercised.

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

(u)
Equity incentive plan awards: Equity compensation expense represents vested and unvested units granted to employees and to non-employee directors, for their services as directors, as well as to non-employees and are included in “General and administrative expenses” in the “Consolidated statements of income.” These units are measured at their fair value equal to the market value of the Partnership’s common units on the grant date. The units that contain a time-based service vesting condition are considered unvested units on the grant date and a total fair value of such units is recognized on a straight-line basis over the requisite service period. In addition, unvested awards granted to non-employees are measured at their then-current fair value as of the financial reporting dates until non-employees complete the service (Note 13).

(v)
Recent Accounting Pronouncements: There are no recent accounting pronouncements that their adoption would have a material effect on the Partnership’s consolidated financial statements in the current year or expected to have an impact on future years.

Capital Product Partners L.P.
Notes to the Consolidated Financials Statements
(In thousands of United States Dollars)

3.	Transactions with Related Parties

The Partnership and its subsidiaries, have related-party transactions with the Manager, a wholly-owned subsidiary of CMTC, which provides management services to the Partnership for a total daily fixed fee of $5.5 for all time and voyage chartered vessels, except for the M/T Amore Mio II, M/T Alkiviadis, MT Agamemnon II and M/T Ayrton II for which the daily fixed fee is $8.5, $7.0, $6.5, and $6.5, respectively, and $0.3 for each bare boat chartered vessel, except M/T Atrotos and M/T Assos which the daily fixed fee is $0.5 per vessel. The daily fixed fee for the time and voyage chartered vessels also includes expenses related to the next scheduled special or intermediate survey as applicable and related dry docking for each vessel.

According to the terms of the management agreement, the Manager charged the Partnership for additional fees and costs, as defined in the management agreement, relating to insurances deductibles, vetting, and repairs and spares that related to unforeseen events, totaling $1,966, $2,963 and $1,002 for the years ended December 31, 2010, 2009 and 2008, respectively.

On April 4, 2007, the Partnership entered into an administrative services agreement with the Manager, pursuant to which the Manager will provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT, clerical, investor relations and other administrative services. Also the Partnership reimburses CGP for all expenses which are necessary or appropriate for the conduct of the Partnership’s business. The Partnership reimburses the Manager and CGP for reasonable costs and expenses incurred in connection with the provision of these services after the Manager submits to the Partnership an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. These expenses are included in general & administrative expenses in the statements of income.

The vessel-owning companies of the M/T Amore Mio II, M/T Aristofanis, M/T Agamemnon II, M/T Ayrton II, M/T Atrotos and M/T Alkiviadis had related-party transactions with CMTC and its subsidiaries before their acquisition by CPP mainly for the following reasons:

●	Equity investment,
●
Loan agreements that CMTC entered into, acting as the borrower, for the financing of the construction or acquisition of the M/T Amore Mio II, M/T Aristofanis, M/T Agamemnon II, M/T Ayrton II, M/T Atrotos and M/T Alkiviadis ,

●	Manager payments on behalf of the vessel-owning companies and hire receipts from charterers,
●
Manager fixed monthly fees, (which were based on agreements with different terms and conditions than those in the Partnership’s administrative and management agreements) for providing services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, (Note 9),

●	Funds advanced/received to/from entities with common ownership, and
●	Loan draw downs in excess of the advances made to the shipyard by the Manager for the funding of vessels’ extra costs.

Balances and transactions with related parties consisted of the following:

	As of December 31, 2010		As of December 31, 2009

Assets:
Hire receivable (e)		$2	$
Manager – Vessels’ operation (a)				13,365
Total assets		$2		$13,365

Liabilities:
CMTC – loans current portion (b)	$			$4,412
CMTC – loans long–term portion (b)				43,528
Manager – payments on behalf of the Partnership (c)		2,048		2,691
Management fee payable to CSM (d)		2,496		2,248
Total liabilities		$4,544		$52,879

Capital Product Partners L.P.
Notes to the Consolidated Financials Statements
(In thousands of United States Dollars)

3.	Transactions with Related Parties – Continued

Statement of income

	For the year ended December 31,
	2010	2009	2008

Revenues (e)	$11,030	$-	$-
Vessel operating expenses	30,261	30,830	26,193
General and administrative expenses	1,103	1,088	1,133
Interest expense and finance cost	210	543	1,013

(a)	Vessels’ Operation: The balance in this line-item relates to funds that are received from charterers less disbursements made by the Manager on behalf of the vessel-owning subsidiaries.

(b)
CMTC – Related party loans: On December 22, 2005 CMTC entered into a loan agreement with a bank for the amount of $28,985 for the financing of the construction of the vessel M/T Alkiviadis. The balance of the loan as of December 31, 2009 was $22,190. The related-party loan relating to the M/T Alkiviadis was fully repaid by CMTC on June 30, 2010 (the date the shares of the vessel-owning company of M/T Alkiviadis were transferred to the Partnership).

On July 28, 2009 CMTC entered into a loan agreement with a bank for the amount of $26,400 for the financing of the acquisition of the shares of the vessel owning company of the M/T Atrotos. The balance of the loan as of December 31, 2009 was $25,750. The related-party loan relating to the M/T Atrotos was fully repaid by CMTC on March 1, 2010 (the date the shares of the vessel-owning company of M/T Atrotos were transferred to the Partnership).

Interest expense for the related-party loans for the years ended December 31, 2010, 2009 and 2008 amounted to $210, $543 and $1,013, respectively.

(c)	Manager - Payments on Behalf of Capital Product Partners L.P.: Following the IPO, the Manager invoices the Partnership for payments it makes on behalf of the Partnership and its subsidiaries.

(d)
Management fee payable to CSM: The amount outstanding as of December 31, 2010 and 2009 represents the management fee payable to CSM as a result of the management agreement the Partnership entered into with CSM (Note 1).

(e)
Revenues: On January 21, 2010 the vessel-owning companies of M/T Agisilaos and M/T Axios have entered into a one year time charter agreement with CMTC for a daily charter hire of $12 and $12.8, respectively. The charter of M/T Axios commenced on February 3, 2010 and the charter of M/T Agisilaos commenced on March 1, 2010.

On June 4, 2010 the vessel-owning company of M/T Arionas entered into a one year time charter agreement with CMTC for a daily charter hire of $12. The charter of M/T Arionas commenced on October 23, 2010.

On June 21, 2010 the vessel-owning company of M/T Alkiviadis entered into a two year time charter agreement with CMTC for a daily charter hire of $13. The charter of M/T Alkiviadis commenced on June 30, 2010.

Capital Product Partners L.P.
Notes to the Consolidated Financials Statements
(In thousands of United States Dollars)

4.	Vessels

An analysis of vessels is as follows:

	As of December 31, 2010	As of December 31, 2009

Cost:
Vessels	813,746	778,651
Less: accumulated depreciation	(106,407)	(74,944)
Vessels, net	$707,339	$703,707
All of the Partnership’s vessels as of December 31, 2010 have been provided as collateral to secure the Partnership’s two credit facilities.

On August 16, 2010 the Partnership acquired from CMTC the vessel-owning company of M/T Assos (renamed Insurgentes) for $43,500 in cash. The vessel has been recorded in the Partnerships financial statements at fair value of $34,500. In addition the Partnership recognized an above market acquired bare-boat charter of $9,000 which represents the value of the bare-boat charter attached to the vessel at the time of the acquisition.

On June 30, 2010, the Partnership acquired from CMTC the shares of the vessel owning company of the M/T Alkiviadis for a total purchase price of $31,500. The vessel has been recorded in the Partnership’s financial statements at the amount of $30,573 which represents the net book value of the vessel reflected in CMTC consolidated financial statements at the time of transfer to the Partnership. The amount of the purchase price in excess of CMTC’s basis of the asset of $927 was recognized as a reduction of partners’ capital and is presented as a financing activity in the statement of cash flows for the year ended December 31, 2010.

In April 2010, the M/T Aristofanis underwent improvements and modifications in order to upgrade the vessel to a chemical tanker; these costs amounted to $510 and were capitalized as part of the vessel’s historic cost.

On March 1, 2010, the Partnership acquired from CMTC the shares of the vessel owning company of the M/T Atrotos for a total purchase price of $43,000. The vessel has been recorded in the Partnership’s financial statements at the amount of $33,478 which represents the net book value of the vessel reflected in CMTC consolidated financial statements at the time of transfer to the Partnership. The amount of the purchase price in excess of CMTC’s basis of the asset of $9,522 was recognized as a reduction of partners’ capital and is presented as a financing activity in the statement of cash flows for the year ended December 31, 2010.

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

In December 2009, the M/T Attikos underwent improvements and modifications in order to upgrade the vessel to a chemical tanker; these costs amounted to $1,179 and were capitalized as part of the vessel’s historic cost.

Capital Product Partners L.P.
Notes to the Consolidated Financials Statements
(In thousands of United States Dollars)

4.	Vessels – Continued

On January 29, March 27, April 30, June 17, and August 20, 2008 the Partnership acquired from CMTC the shares of the vessel-owning companies of M/T Alexandros II, M/T Amore Mio II, M/T Aristofanis, M/T Aristotelis II and M/T Aris II respectively, for a total purchase price of $251,305, including cash and share consideration of $203,500 and $47,805, respectively (Note 1). In 2008, the M/T Aristofanis underwent improvements which amounted to $1,194 and which were capitalized as part of vessel’s historic cost. These improvements took place before the acquisition of the vessel by the Partnership. The vessels have been recorded in the Partnership’s financial statements at the amount of $236,222 which represents net book value of the vessels reflected in CMTC consolidated financial statements at the time of transfer to the Partnership. The amount of the purchase price in excess of CMTC’s basis of the assets of $15,083 was recognized as a reduction of partners’ capital. Of the total excess, the amount of $3,755 represents the cash purchase price in excess of CMTC’s basis of the M/T Alexandros II, M/T Aristotelis II and Aris II and is presented as a financing activity in the statements of cash flows for the year ended December 31, 2008.

5.	Above market acquired bare-boat charter

M/T Assos was acquired on August 16, 2010 with an outstanding bare-boat charter terminating in April, 2014 with a charter rate of $16.8 per day.  This charter rate was above the market rates for equivalent bare boat charters prevailing at the time.  The present value of the above the market charter was estimated by the Partnership at $9,000, and was recorded as an asset in the consolidated balance sheet.  For the year ended December 31, 2010 revenues included a reduction of $938 as amortization of the above market acquired bare-boat charter for M/T Assos. The remaining unamortized above market acquired bare-boat charter was $8,062 as of December 31, 2010 and will be amortized in future years as follows:

Year ended December 31,	Amount
2011	$2,481
2012	2,488
2013	2,481
2014	612
Total	$8,062

6.	Long-Term Debt

Long-term debt consists of the following:

	Bank Loans	Entity	As of December 31, 2010	As of December 31, 2009
(i)	Issued in April, 2007 maturing in June, 2017	Capital Product Partners L.P.	$366,500	$366,500
(ii)	Issued in March, 2008 maturing in March 2018	Capital Product Partners L.P.	107,500	107,500
	Total		$474,000	$474,000
	Less: Current portion		-	-
	Long-term portion		$474,000	$474,000

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

Capital Product Partners L.P.
Notes to the Consolidated Financials Statements
(In thousands of United States Dollars)

6.	Long-Term Debt – Continued

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

The Partnership’s drawn downs under its credit facilities are as follows:

Vessel / Entity	Date	$370,000 Credit Facility	$350,000 Credit Facility
Capital Product Partners L.P.	04/04/2007	$30,000
M/T Atrotos	05/08/2007	56,000
M/T Akeraios	07/13/2007	56,000
M/T Apostolos	09/20/2007	56,000
M/T Attikos	09/24/2007	20,500
M/T Anemos I	09/28/2007	56,000
M/T Alexandros II	01/29/2008	48,000
M/T Amore Mio II	03/27/2008		$46,000
M/T Aristofanis	04/30/2008		11,500
M/T Aristotelis II	06/17/2008	20,000	28,000
M/T Aris II	08/20/2008	24,000	22,000
Total		$366,500	$107,500

Following the exchange of the vessel-owning companies of the M/T Assos and the M/T Atrotos by the vessel-owning companies of the M/T Agamemnon II and the M/T Ayrton II, the major terms of the Partnership’s credit facilities except of the substitutions of guarantors, remained unchanged.

On June 30, 2010 the Partnership amended its two credit facilities in order to substitute M/T Aristofanis with M/T Atrotos as collateral to the $350,000 credit facility and in order to add M/T Aristofanis and M/T Alkiviadis as collateral to the $370,000 credit facility.

On November 30, 2010 the Partnership amended its $370,000 credit facility in order to add M/T Assos as collateral to the credit facility.

As of December 31, 2010, the amount of $3,500 and $242,500 of the Partnership’s revolving credit facilities of up to $370,000 and $350,000 respectively had not been drawn down.

For the years ended December 31, 2010, 2009 and 2008 the Partnership recorded interest expense of $31,634, $30,508 and $23,459, respectively. As of December 31, 2010 the weighted average interest rate of the Partnership’s loan facilities was 6.64%.

The Partnership’s credit facilities contain a “Market Disruption Clause” where the lenders, at their discretion, may impose additional interest margin if their borrowing rate exceeds effective interest rate (LIBOR) stated in the loan agreement with the Partnership. For the years ended December 31, 2010 and 2009 the Partnership incurred an additional interest expense in the amount of $1,468 and $1,799, respectively due to the “Market Disruption Clause”. For the year ended December 31, 2008 the Partnership did not incur any additional interest expense relating to “Market Disruption Clause.”

Capital Product Partners L.P.
Notes to the Consolidated Financials Statements
(In thousands of United States Dollars)

6.	Long-Term Debt – Continued

The credit facilities have a general assignment of the earnings, insurances and requisition compensation of the respective vessel or vessels. Each also requires additional security, including: pledge and charge on current account; corporate guaranteed from each of the twenty-one vessel-owning companies, and mortgage interest insurance. Following the swap agreements that the Partnership has entered into, the interest rate under the two revolving credit facilities is fixed (Note 7).

The loan agreements also contain other customary ship finance covenants, including restrictions as to: changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of vessels, the ratio of EBITDA to Net Interest Expenses shall be no less than 2:1, minimum cash requirement of $500 per vessel of which 50% may be constituted by undrawn commitments under the revolving facility, as well as the ratio of net Total Indebtedness to the aggregate Market Value of the total fleet shall not exceed 0.80:1. The credit facilities also contain the collateral maintenance requirement in which the aggregate average fair market value, as defined in the amendment dated June 30, 2009, of the collateral vessels shall be no less than 125% of the aggregate outstanding amount under these facilities. Also the vessel-owning companies may pay dividends or make distributions when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. As of December 31, 2010, the Partnership was in compliance with all financial debt covenants.

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

The required annual loan payments to be made subsequent to December 31, 2010 are as follows:

Bank loans repayment schedule
Year ended December 31,	(i)	(ii)	Total
2011
2012	18,325		18,325
2013	36,650	8,063	44,713
2014	36,650	10,750	47,400
2015	36,650	10,750	47,400
Thereafter	238,225	77,937	316,162
Total	366,500	107,500	474,000

Capital Product Partners L.P.
Notes to the Consolidated Financials Statements
(In thousands of United States Dollars)

7.	Financial Instruments

Derivative Instruments
All derivatives are carried at fair value on the consolidated balance sheet at each period end.  Balances as of December 31, 2010 and 2009 are as follows:

	December 31, 2010		December 31, 2009
	Interest Rate Swaps	Total	Interest Rate Swaps	Total
Long-term liabilities	$(32,505)	$(32,505)	$(36,931)	$(36,931)
	$(32,505)	$(32,505)	$(36,931)	$(36,931)

Tabular disclosure of financial instruments is as follows:

Liability Derivatives
	December 31, 2010	December 31, 2009
Balance Sheet Location	Fair value	Fair value
Financial instruments Long-term liabilities	$32,505	$36,931

Total derivatives designated as hedging instruments	$32,505	$36,931

The Effect of Derivative Instruments on the Statement of Changes in Partners’ Capital is as follows:

Derivatives for cash flow hedging relationships	Amount of Gain/(Loss) Recognized in OCI on Derivative (Effective Portion)
	For the year ended December 31,
	2010	2009	2008
Interest rate swaps	$4,426	$10,483	$(33,363)
Total	4,426	10,483	(33,363)

There was no effect of derivative instruments on the Statements of Income for the years ended December 31, 2010, 2009 and 2008.

The fair value of the Partnership’s interest rate swaps is the estimated amount the Partnership would pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the Partnership and its counter parties.

The Partnership follows the accounting guidance for derivative instruments which requires disclosure that establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.  This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

Capital Product Partners L.P.
Notes to the Consolidated Financials Statements
(In thousands of United States Dollars)

7.	Financial Instruments – Continued

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

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Derivatives	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2009	$(36,931)		$(36,931)
December 31, 2010	$(32,505)		$(32,505)

The Partnership entered into eight interest rate swap agreements that were transferred from CMTC through novation agreements on April 4, 2007. Furthermore the Partnership has entered into six additional swap agreements in 2008 to fix the LIBOR portion of its outstanding debt. As of December 31, 2010, all of the Partnerships debt has been swapped.

As of December 31, 2010 all of the Partnership’s interest rate swaps qualify as a cash flow hedge and the changes in their fair value are recognized in accumulated other comprehensive income/(loss).

Details of the Partnership’s interest rate swap agreements are as follows:

Bank	Currency	Notional Amount	Fixed rate	Trade date	Value date	Maturity date	Fair market value as of December 31, 2010
HSH Nordbank AG	USD	30,000	5.1325%	02.20.2007	04.04.2007	06.29.2012	$(2,069)
HSH Nordbank AG	USD	56,000	5.1325%	02.20.2007	05.08.2007	06.29.2012	(3,862)
HSH Nordbank AG	USD	56.000	5.1325%	02.20.2007	07.13.2007	06.29.2012	(3,862)
HSH Nordbank AG	USD	56,000	5.1325%	02.20.2007	09.28.2007	06.29.2012	(3,862)
HSH Nordbank AG	USD	56,000	5.1325%	02.20.2007	09.20.2007	06.29.2012	(3,862)
HSH Nordbank AG	USD	24,000	5.1325%	02.20.2007	01.29.2008	06.29.2012	(1,655)
HSH Nordbank AG	USD	24,000	5.1325%	02.20.2007	01.29.2008	06.29.2012	(1,655)
HSH Nordbank AG	USD	24,000	5.1325%	02.20.2007	08.20.2008	06.29.2012	(1,655)
HSH Nordbank AG	USD	20,500	4.9250%	09.20.2007	09.24.2007	06.29.2012	(1,349)
HSH Nordbank AG	USD	46,000	3.5250%	03.25.2008	03.27.2008	03.27.2013	(2,744)
HSH Nordbank AG	USD	11,500	3.8950%	04.24.2008	04.30.2008	03.28.2013	(782)
HSH Nordbank AG	USD	20,000	4.5200%	06.13.2008	06.17.2008	06.28.2012	(1,194)
HSH Nordbank AG	USD	28,000	4.6100%	06.13.2008	06.17.2008	03.28.2013	(2,356)
HSH Nordbank AG	USD	22,000	4.0990%	08.14.2008	08.20.2008	03.28.2013	(1,598)
Total derivative instruments fair value							$(32,505)

8.	Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31,
	2010	2009
Accrued loan interest and loan fees	$111	$155
Accrued operating expenses	-	1,757
Accrued voyage expenses and commissions	394	221
Accrued general and administrative expenses	393	337
Total	$898	$2,470

Capital Product Partners L.P.
Notes to the Consolidated Financials Statements
(In thousands of United States Dollars)

9.	Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses consist of the following:

	For the years ended December 31,
	2010	2009	2008
Voyage expenses:
Commissions	$1,279	$1,084	$1,431
Bunkers	4,295	2,209	2,874
Port expenses	1,412	604	1,570
Other	23	96	106
Total	$7,009	$3,993	$5,981
Operating expenses:
Crew costs and related costs	$551	$1,332	$1,669
Insurance expense	69	162	240
Spares, repairs, maintenance and other expenses	269	1,015	2,962
Stores and lubricants	112	256	668
Management fees (Note 3)	28,294	27,191	25,191
Vetting, insurances, spares and repairs (Note 3)	1,966	2,963	1,002
Other operating expenses	34	115	143
Total	$31,295	$33,034	$31,875

10.	Income Taxes

Under the laws of the Marshall Islands, the country in which the vessel-owning subsidiaries were incorporated, these companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes in the country in which the vessels are registered, which have been included in vessel operating expenses in the accompanying consolidated statements of income.

Pursuant to Section 883 of the United States Internal Revenue Code (the “Code”) and the regulations there under, a foreign corporation engaged in the international operation of ships is generally exempt from U.S. federal income tax on its U.S.-source shipping income if the foreign corporation meets both of the following requirements: (a) the foreign corporation is organized in a foreign country that grants an “equivalent exemption” to corporations organized in the United States for the types of shipping income (e.g., voyage, time, bareboat charter) earned by the foreign corporation and (b) more than 50% of the voting power and value of the foreign corporation’s stock is “primarily and regularly traded on an established securities market” in the United States and certain other requirements are satisfied (the “Publicly-Traded Test”).

The jurisdictions where the Partnership’s vessel-owning subsidiaries are incorporated each grants an “equivalent exemption” to United States corporations with respect to each type of shipping income earned by the Partnership’s ship-owning subsidiaries. Additionally, our units are only traded on the Nasdaq Global Market, which is considered to be established securities market.  We also believe that we satisfy the other requirements of the Publicly-Traded Test. Therefore, we have satisfied the Publicly-Traded Test for the years ended December 31, 2010, 2009 and 2008 and the ship-owning subsidiaries are exempt from United States federal income taxation with respect to U.S.-source shipping income.

Capital Product Partners L.P.
Notes to the Consolidated Financials Statements
(In thousands of United States Dollars)

11.	Cash Flow

The following assets, liabilities and equity accounts were included in the balance sheets of CMTC entities, however, these amounts were retained by CMTC on March 26, 2008, April 29, 2008, April 6, 2009, April 12, 2009, March 1, 2010 and June 30, 2010 when the shares of the vessel-owning companies of the M/T Amore Mio II, the M/T Aristofanis, the M/T Agamemnon II, the M/T Ayrton II, the M/T Atrotos and M/T Alkiviadis were transferred from CMTC to the Partnership respectively (Note 1). The cash flows for the years  ended December 31, 2010, 2009 and 2008 are adjusted accordingly to exclude the following assets and liabilities accounts as they did not result in cash inflows or outflows in the consolidated financial statements:

	As of December 31, 2010		As of December 31, 2009		As of December 31, 2008

Cash and cash equivalents	$		$		$2
Trade receivables		1,629		113	1,037
Due from related parties		13,357		11	4,497
Prepayments and other assets		76		69	353
Inventories		146		272	143
Deferred charges		65		69	251
Total assets		15,273		534	6,283

Trade accounts payable		401		673	1,913
Due to related parties				1,777	1,194
Accrued liabilities		332		166	418
Deferred revenue
Borrowings		46,384		28,991	76,997
Total liabilities		47,117		31,607	80,522
Net liabilities assumed by CMTC upon contribution to the Partnership		31,844		31,073	74,239

The cash and cash equivalents of $2 are presented as cash dividend in the accompanying consolidated cash flow statement for the year ended December 31, 2008.

12.	Partners’ Capital / Stockholders’ Equity and Distributions

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

Capital Product Partners L.P.
Notes to the Consolidated Financials Statements
(In thousands of United States Dollars)

12.	Partners’ Capital / Stockholders’ Equity and Distributions – Continued

General Partner Interest and Incentive Distribution Rights: The General Partner has a 2% interest in the Partnership as well as the incentive distribution rights.

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. The Partnership’s general partner as of December 31, 2010, 2009 and 2008 holds the incentive distribution rights.

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

Capital Product Partners L.P.
Notes to the Consolidated Financials Statements
(In thousands of United States Dollars)

12.	Partners’ Capital / Stockholders’ Equity and Distributions – Continued

 Distributions of Available Cash From Operating Surplus After the Subordination Period: Our Partnership agreement requires that we will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

●	first, 98% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

●	Thereafter, in the manner described in the above table under section “General Partner Interest and Incentive Distribution Rights”.

As of December 31, 2010 and 2009 our partners’ capital included the following units:

	As of December 31, 2010	As of December 31, 2009

Limited partner units	37,946,183	24,817,151
General partner units	774,411	506,472
Total partnership units	38,720,594	25,323,623

During the years ended December 31, 2010, 2009 and 2008, the Partnership declared and paid dividends amounting to $33,665, $70,463 and $39,890, respectively.

Stockholders’ Equity in the Statements of Changes in Stockholders’ Equity reflects:

●
the capital contribution made by CMTC in connection with the acquisition of the Non-Contracted Vessels from the shipyards or their previous owners (in the case of the M/T Amore Mio II). For the year ended December 31, 2010, 2009 and 2008, such contributions amounted to $0,  $48,913 and, $12,135, respectively,

●	the cumulative earnings of the Non-Contracted Vessels during their operations as part of CMTC’s fleet and

●
the reduction in the stockholders’ equity during the years ended December 31, 2010, 2009 and 2008 represents the equity which was retained by CMTC upon the contribution of the Non-Contracted Vessels to the Partnership.

13.	Omnibus Incentive Compensation Plan

On April 29, 2008, the Board of Directors approved the Partnership’s Equity Incentive Plan (the “Plan”). The Plan has been amended on July 22, 2010. The Plan is administered by the General Partner as authorized by the Board of Directors. The persons eligible to receive awards under the Plan are officers, directors, and executive, managerial, administrative and professional employees of Capital Shipmanagement, or Capital Maritime & Trading, or other eligible persons  (collectively, “key persons”) as the General Partner, in its sole discretion, shall select based upon such factors as it deems relevant.  Members of the board of directors are considered to be employees of the Partnership while employees of Capital Shipmanagement, Capital Maritime & Trading and other eligible persons under the plan are not considered to be employees of the Partnership. Awards may be made under the Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.

(a)
On August 25, 2010 the General Partner awarded 448,000 unvested units to all the members of the Board of Directors of the Partnership. Awards granted to the three independent directors and the chairman of the board of the Partnership will vest in three equal annual installments. Awards granted to other members of the board will vest on August 31, 2013.

(b)
On August 31, 2010 the Board awarded 347,200 unvested units to employees of Capital Shipmanagement, Capital Maritime & Trading and other eligible persons under the plan. These awards will vest on August 31, 2013.

Capital Product Partners L.P.
Notes to the Consolidated Financials Statements
(In thousands of United States Dollars)

13.	Omnibus Incentive Compensation Plan – Continued

As of December 31, 2010 all of the awards granted were unvested. There were no forfeitures of awards during the year ended December 31, 2010. The Partnership estimates the forfeitures of unvested units to be immaterial. The Partnership will, however, re-evaluate the reasonableness of its assumption at each reporting period.

All unvested units are conditional upon the grantee’s continued service as a director or employee of Capital Shipmanagement and Capital Maritime & Trading until the applicable vesting date. The unvested units will accrue distributions as declared and paid which will be retained by the custodian of the Plan until the units vest at which time they are payable to the grantee. As of December 31, 2010 the unvested units accrued $185 of distributions. As unvested unit grantees accrue distributions on awards that are expected to vest, such distributions are charged to Partner’s capital.

	Employee equity compensation		Non-employee equity compensation
Unvested Units	Units	Weighted-average grant-date fair value	Units	Weighted-average grant-date fair value
Unvested on January 1, 2010	-		-
Granted	448,000	$3,620	347,200	$2,798
Vested	-	-	-	-
Forfeited	-	-	-	-
Unvested on December 31, 2010	448,000	$3,620	347,200	$2,798

For the year ended December 31, 2010 the equity compensation expense that has been charged against income was $420 for the employee awards and $362 for the non-employee awards, this expense has been included in general and administrative expenses. As of December 31, 2010, there was $3,199 of total unrecognized compensation cost related to unvested equity compensation arrangements granted under the Plan based on the grant date unit price of $8.08 on August 25, 2010 used for the valuation of the shares awarded to employees. That cost is expected to be recognized over a period of 2.7 years. As of December 31, 2010, there was $2,999 of total unrecognized compensation cost related to unvested equity compensation arrangements granted under the Plan based on the closing unit price of $9.68 on December 31, 2010 used for the valuation of the shares awarded to non-employees. That cost is expected to be recognized over a weighted average period of 2.7 years. The Partnership has used the straight-line method to recognize the cost of the awards.

14.	Net Income Per Unit

The general partner’s, common unit holders’ and subordinated unitholders’ interests in net income are calculated as if all net income for periods subsequent to April 4, 2007, were distributed according to the terms of the Partnership’s Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash (Note 12), which is a contractually-defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves established by the Partnership’s board of directors to provide for the proper resources for the Partnership’s business. Unlike available cash, net income is affected by non-cash items. The Partnership follows the guidance relating to the Application of the Two-Class Method and its application to Master Limited Partnerships which considers whether the incentive distributions of a master limited partnership represent a participating security when considered in the calculation of earnings per unit under the Two-Class Method. This guidance also considers whether the partnership agreement contains any contractual limitations concerning distributions to the incentive distribution rights that would impact the amount of earnings to allocate to the incentive distribution rights for each reporting period.

Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the CGP, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution (Note 12).

Capital Product Partners L.P.
Notes to the Consolidated Financials Statements
(In thousands of United States Dollars)

14.	Net Income Per Unit – Continued

During the years ended December 31, 2010 and 2009, the Partnership’s net income did not exceed the First Target Distribution Level, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’ s interest in net income. During the year ended December 31, 2008 the Partnership’s net income exceeded the First Target Distribution level, and as a result, increasing percentages have been used in order to calculate the CGP’s interest in net income. The amount allocated to CGP as a result of the incentive distributions amounted to $12,724 for the year ended December 31, 2008 (Note 12).

The Partnership excluded the dilutive effect of 795,200 non-vested unit awards in calculating dilutive EPU for its common unitholders as of December 31, 2010, as they were anti-dilutive. The non-vested units are participating securities because they receive distributions from the Partnership and these distributions do not have to be returned to the Partnership if the non-vested units are forfeited by the grantee.

The two class method was used to calculate EPU as follows:

Numerators	2010	2009	2008
Partnership’s net income	$17,936	$29,225	$50,767
Less:
General Partner’s interest in Partnership’s net income	359	584	13,485
Subordinated units interest in Partnership’s net income	-	1,242	13,228
Partnership’s net income allocable to unvested units	147	-	-
Partnership’s net income available to common unitholders	$17,430	$27,399	$24,054
Denominators
Weighted average number of common units outstanding, basic and diluted	32,437,314	23,755,663	15,379,212
Net income per common unit:
Basic and diluted	$0.54	$1.15	$1.56

15.	Commitments and Contingencies

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

Capital Product Partners L.P.
Notes to the Consolidated Financials Statements
(In thousands of United States Dollars)

15.	Commitments and Contingencies – Continued

(a)	Lease Commitments: The vessel-owning subsidiaries of the Partnership have entered into time and bareboat charter agreements, which as of December 31, 2010 are summarized as follows:

Vessel Name	Time Charter (TC)/ Bare Boat Charter (BC) (Years)	Commencement of Charter	Charterer	Profit Sharing (1)	Gross Daily Hire Rate (Without Profit Sharing)
M/T Atlantas (M/T British Ensign)	5+3 BC	04/2006	B.P. Shipping Ltd		$15.2 (5y) & $13.5 (3y)
M/T Aktoras (M/T British Envoy)	5+3 BC	07/2006	B.P. Shipping Ltd		$15.2 (5y) & $13.5 (3y)
M/T Agisilaos	1 TC	03/2010	CMTC	50/50 (3)	$12.0
M/T Arionas	1 TC	10/2010	CMTC	50/50 (3)	$12.0
M/T Aiolos (M/T British Emissary)	5+3 BC	03/2007	B.P. Shipping Ltd		$15.2 (5y) &$13.5 (3y)
M/T Avax	1 TC	05/2010	B.P. Shipping Ltd	50/50 (3)	$12.5
M/T Axios	1 TC	02/2010	CMTC	50/50 (3)	$12.8
M/T Alkiviadis	2 TC	06/2010	CMTC	50/50 (3)	$13.0
M/T Assos (3)	5 BC	04/2009	PEMEX		$16.8
M/T Atrotos (4)	5 BC	04/2009	PEMEX		$16.8
M/T Akeraios	1 TC	06/2010	B.P. Shipping Ltd	50/50 (3)	$12.5
M/T Anemos I	3 TC	09/2010	Petrobras		$14.7
M/T Apostolos	2 TC	10/2010	B.P. Shipping Ltd	50/50 (3)	$14.0
M/T Alexandros II (M/T Overseas Serifos)	10 BC	01/2008	Overseas Shipholding Group Inc. (2)		$13.0
M/T Aristotelis II (M/T Overseas Sifnos)	10 BC	06/2008	Overseas Shipholding Group Inc. (2)		$13.0
M/T Aris II (M/T Overseas Kimolos)	10 BC	08/2008	Overseas Shipholding Group Inc. (2)		$13.0
M/T Amore Mio II	3 TC	10/2007	B.P. Shipping Ltd	50/50	$36.5
M/T Agamemnon II	3 TC	1/2009	B.P. Shipping Ltd	50/50 (3)	$22.3
M/T Ayrton II	2+1 TC (4)	4/2009	B.P. Shipping Ltd	50/50 (3)	$22.3

(1)	Profit sharing refers to an arrangement between vessel-owning companies and charterers to share a predetermined percentage voyage profit in excess of the basic rate.
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

(3)	50/50 profit share for breaching IWL (Institute Warranty Limits -- applies to voyages to certain ports at certain periods of the year).

(4)	Subject to extension option by the charterers upon the second year anniversary.

Capital Product Partners L.P.
Notes to the Consolidated Financials Statements
(In thousands of United States Dollars)

15.	Commitments and Contingencies – Continued

Future minimum rental receipts, excluding any profit share revenue that may arise, based on non-cancelable long-term time and bareboat charter contracts, as of December 31, 2010 were:

Year ended December 31,	Amount
2011	$57,659
2012	52,346
2013	44,548
2014	26,766
2015	15,033
Thereafter	4,420
Total	$200,772

16.	Subsequent Events

(a)
Dividends: On January 21, 2011 the Partnership’s board of directors declared a cash distribution of $0.2325 per unit, which will be paid on February 15, 2011, to unitholders of record on February 4, 2011.