Form 20-F
period 2011-12-31
Capital Product Partners L.P.
filed 2012-02-13
CIK 1392326

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

69,372,077 Common Units

1,415,757 General Partner Units

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  YES ☐  NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  YES ☐  NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  YES ☒  NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.)  YES ☒  NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definitions of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

Statements included in this Annual Report which are not historical facts (including statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, financial condition and the markets in which we operate, and involve risks and uncertainties. In some cases, you can identify the forward-looking statements by the use of words such as “may”, “could”, “should”, “would”, “expect”, “plan”, “anticipate”, “intend”, “forecast”, “believe”, “estimate”, “project”, “predict”, “propose”, “potential”, “continue” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	expectations of our ability to make cash distributions on our units;

•	our future financial condition or results of operations and our future revenues and expenses, including revenues from profit sharing arrangements and required levels of reserves;

•	future levels of operating surplus and levels of distributions as well as our future cash distribution policy;

•	tanker market and dry cargo market conditions and fundamentals, including the balance of supply and demand in the markets in which we operate;

•	future charter hire rates and vessel values;

•	anticipated future acquisition of vessels from Capital Maritime & Trading Corp. (“Capital Maritime”) or from third parties;

•	anticipated chartering arrangements with Capital Maritime or third parties in the future;

•	our anticipated growth strategies;

•	our ability to access debt, credit and equity markets;

•	our ability to refinance our debt and achieve the postponement of any amortization of our debt under the current terms of our credit facilities;

•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the ability of our customers to meet their obligations under the terms of our charter agreements, including the timely payment of the rates under the agreements;

•	the financial viability and sustainability of our customers;

•	the repayment of debt and settling of interest rate swaps, if any;

•	the effectiveness of our risk management policies and procedures and the ability of counterparties to our derivative contracts to fulfill their contractual obligations;

•	future refined product and crude oil prices and production;

•	future supply of, and demand for, refined products and crude oil;

•	increases in domestic or worldwide oil consumption;

•	drybulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	changes in interest rates;

•	our ability to maintain long-term relationships with major refined product importers and exporters, major crude oil companies, and major commodity traders;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	our ability to leverage to our advantage Capital Maritime’s relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time charters with our charterers and to recharter our vessels as their existing charters expire;

•	changes in the supply of tanker vessels, including newbuildings or lower than anticipated scrapping of older vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•

the changes to the regulatory requirements applicable to the oil transportation industry, including, without limitation, requirements adopted by international organizations such as the International Maritime Organization (the “IMO”) and the European Union, or by individual countries or charterers and actions taken by regulatory authorities and governing such areas as safety and environmental compliance;

•

the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•

our anticipated general and administrative expenses and our expenses under the management agreements and the administrative services agreement with our manager, Capital Ship Management Corp., a subsidiary of Capital Maritime (“Capital Ship Management”), and for reimbursement for fees and costs of Capital GP L.L.C., our general partner;

•

the impact of the fee structure under the floating fee management agreement we have recently entered into for certain of our vessels and the anticipated costs and expenses under this management agreement;

•	the ability of our manager to qualify for charter business short- or long-term with oil major charters;

•	increases in costs and expenses under our management agreement following expiration and/or renewal of such agreement in connection with certain of our vessels;

•	increases in costs and expenses including but not limited to: crew wages, insurance, provisions, lube oil, bunkers, repairs, maintenance and general and administrative expenses;

•	the adequacy of our insurance arrangements;

•	the impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•	the anticipated taxation of our partnership and distributions to our unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	expected demand in the shipping sectors in which we operate in general and the demand for our medium range vessels in particular;

•	the expected lifespan of our vessels;

•	our ability to employ and retain key employees;

•	the effects of increasing emphasis on environmental and safety concerns by customers, governments and others;

•	expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•	our ability to increase our distributions over time;

•	future sales of our units in the public market; and

•	our business strategy and other plans and objectives for future operations.

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in “Risk Factors”. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Unless required by law, we expressly disclaim any obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. You should carefully review and consider the various disclosures included in this Annual Report and in our other filings made with the U.S. Securities and Exchange Commission (the “SEC”) that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors.

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not Applicable.

Item 3.	Key Information.

A.	Selected Financial Data

We have derived the following selected historical financial and other data for the three years ending December 31, 2011, from our audited consolidated financial statements as of and for the years ended December 31, 2011, 2010 and for the year ended December 31, 2009 (the “Financial Statements”) respectively, appearing elsewhere in this Annual Report. The historical financial data presented as of December 31, 2009, 2008 and 2007 and for the years ended December 31, 2008 and 2007 have been derived from audited financial statements not included in this Annual Report and are provided for comparison purposes only. Our historical results are not necessarily indicative of the results that may be expected in the future. Different factors affect our results of operations, including amongst others, the number of vessels in our fleet, prevailing charter rates, management and administrative services fees as well as financing and interest swap arrangements we enter into. Consequently, the below table should be read together with, and is qualified in its entirety by reference to, the Financial Statements and the accompanying notes included elsewhere in this Annual Report. The table should also be read together with “Item 5A:—Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Our Financial Statements are prepared in accordance with United States generally accepted accounting principles as described in Note 1 (Basis of Presentation and General Information) to the Financial Statements included herein. All numbers are in thousands of U.S. Dollars, except numbers of units and earnings per unit.

	Year Ended Dec. 31, 2011 (1)	Year Ended Dec. 31, 2010 (1)	Year Ended Dec. 31, 2009 (1)	Year Ended Dec. 31, 2008 (1)	Year Ended Dec. 31, 2007 (1)
Income Statement Data:
Revenues	$98,517	$113,562	$134,519	$147,617	$98,730
Revenues – related party	31,799	11,030	—	—	—
Total revenues	130,316	124,592	134,519	147,617	98,730
Expenses:
Voyage expenses (2)	11,565	7,009	3,993	5,981	6,238
Voyage expenses – related party (2)	165	—	—	—	—
Vessel operating expenses – related party (3)	30,516	30,261	30,830	26,193	12,958
Vessel operating expenses (3)	4,949	1,034	2,204	5,682	7,894
General and administrative expenses	10,609	3,506	2,876	2,817	1,477
Depreciation and amortization	37,214	31,464	30,685	26,581	16,759

Total operating expenses	95,018	73,274	70,588	67,254	45,326

Operating income	35,298	51,318	63,931	80,363	53,404
Gain from bargain purchase	82,453	—	—	—	—
Interest expense and finance costs	(33,820)	(33,259)	(32,675)	(26,631)	(14,792)
Gain/(Loss) on interest rate swap agreement	2,310	—	—	—	(3,763)
Interest and other income	879	860	1,460	1,254	711
Foreign currency gain/(loss), net	—	—	—	—	(56)

Net income	$87,120	$18,919	$32,716	$54,986	$35,504

Less:
Net income attributable to CMTC operations:	—	983	3,491	4,219	13,933
Partnership’s net income	87,120	17,936	29,225	50,767	21,571
General partner’s interest in our net income	1,742	359	584	13,485	431
Limited partners’ interest in our net income	85,378	17,577	28,641	37,282	21,140
Net income allocable to limited partner per (4):
Common unit (basic and diluted)	1.78	0.54	1.15	1.56	1.11
Subordinated unit (basic and diluted)	—	—	1.17	1.50	0.70
Total unit (basic and diluted)	1.78	0.54	1.15	1.54	0.95
Weighted–average units outstanding (basic and diluted):
Common units	47,138,336	32,437,314	23,755,663	15,379,212	13,512,500
Subordinated units	—	—	1,061,488	8,805,522	8,805,522
Total units	47,138,336	32,437,314	24,817,151	24,184,734	22,318,022

Balance Sheet Data (at end of period):
Vessels, net and under construction	$1,073,986	$707,339	$703,707	$750,815	$569,223
Total assets	1,196,289	758,252	760,928	821,907	608,627
Total partners’ capital / stockholders’ equity (6)(7) (8)	517,326	239,760	188,352	214,126	209,274
Number of units	70,787,834	38,720,594	25,323,623	25,323,623	22,773,492
Common units	69,372,077	37,946,183	24,817,151	16,011,629	13,512,500
Subordinated units (5)	—	—	—	8,805,522	8,805,522
General Partner units	1,415,757	774,411	506,472	506,472	455,470
Dividends declared per unit	$0.93	$1.09	$2.27	$1.62	$0.75

Cash Flow Data:
Net cash provided by operating activities	56,539	50,051	72,562	76,956	55,475
Net cash used in investing activities	(16,656)	(79,202)	(55,770)	(270,003)	(335,696)
Net cash (used in) / provided by financing activities	(18,984)	58,070	(56,389)	216,277	298,901

(1)	The results of operations for the vessels set out below are included in our income statements for the periods prior to their acquisitions by us, as described below, as these vessels were acquired from an entity under common control. However, such earnings for the periods prior to their acquisitions were not allocated to our unitholders and were not included in the cash available for distribution calculation. Specifically, we refer to the amount of historical earnings per unit for:

a)	the period from January 1, 2007 to April 3, 2007 for the vessels in our fleet at the time of our initial public offering on the Nasdaq Global Market on April 3, 2007 (the “IPO”),

b)	the period from January 1, 2007 to September 23, 2007, March 26, 2008 and April 29, 2008 for the M/T Attikos, the M/T Amore Mio II and the M/T Aristofanis, respectively,

c)	the years ended December 31, 2007 and 2008 and the period from January 1, 2009 to April 6, 2009 and April 12, 2009 for the M/T Agamemnon II, and M/T Ayrton II respectively,

d)	the years ended December 31, 2007, 2008 and 2009 and for the period from January 1, 2010 to June 29, 2010 for the M/T Alkiviadis, and

e)	the period from April 13, 2009 to December 31, 2009 and from January 1, 2010 to February 28, 2010 for the M/T Atrotos.

Additionally, we do not believe that a presentation of earnings per unit for periods prior to our IPO would be meaningful to our investors as the vessels comprising our current fleet were either under construction or operated as part of Capital Maritime’s fleet with different terms and conditions than those in place after their acquisition by us.

(2)	Vessel voyage expenses primarily consist of commissions, port expenses, canal dues and bunkers.
(3)	Our vessel operating expenses have consisted of management fees payable to Capital Ship Management, our manager, pursuant to the terms of our three separate management agreements and actual operating expenses such as crewing, repairs and maintenance, insurance, stores, spares, lubricants and other operating expenses incurred by our vessels.
(4)	On January 1, 2009, we adopted accounting guidance newly available at the time relating to the Application of the Two-Class Method and its application to Master Limited Partnerships which considers whether the incentive distributions of a master limited partnership represent a participating security when considered in the calculation of earnings per unit under the Two-Class Method. This guidance also considers whether the partnership agreement contains any contractual limitations concerning distributions to the incentive distribution rights that would impact the amount of earnings to allocate to the incentive distribution rights for each reporting period. According to the two class method, the portion of net income allocated to nonvested shares reduces the net income available to common unitholders.
(5)	Following the early termination of the subordination period on February 14, 2009, all of our 8,805,522 subordinated units converted into common units on a one-for-one basis.
(6)	In February and August 2010, we completed two equity offerings of 6,281,578 and 6,052,254 common units, which include the partial exercise of the underwriters’ overallotment option of 481,578 and 552,254 common units, respectively. During the same periods we issued, in exchange for cash, 128,195 and 123,515 general partner units, respectively, to our general partner in order for it to maintain its 2% interest in us.
(7)	On August 31, 2010, we issued, either directly or through our general partner, 795,200 restricted units to the members of our board of directors, to all employees of our general partner, our manager, Capital Maritime and certain key affiliates and other eligible persons. Please read “Item 6E: Share Ownership—Omnibus Incentive Compensation Plan” and Note 14 (Omnibus Incentive Compensation Plan) to our Financial Statements included herein for additional information.
(8)	On June 9, 2011, we completed the acquisition of Patroklos Marine Corp., the vessel owning company of the M/V Cape Agamemnon, from Capital Maritime. The acquisition was funded through $1.5 million from available cash and the incurrence of $25.0 million of debt under a new credit facility and the remainder through the issuance of 6,958,000 common units to Capital Maritime. On September 30, 2011 we completed a merger with Crude Carriers Corp., a company incorporated in 2009 under the laws of the Marshall Islands, (“Crude Carriers” or “Crude”) in a unit-for-share transaction. The exchange ratio was 1.56 of our common units for each Crude Carriers share. Please read “Item 4B: History and Development of the Partnership—2011 Developments—and Note 3 (Acquisitions) to our Financial Statements included herein for additional information.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

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

RISKS RELATING TO THE TANKER INDUSTRY

Global economic conditions may have a material adverse effect on our ability to pay distributions as well as on our business, financial position and results of operations. Changes in the oil markets could result in decreased demand for our vessels and services and could materially affect our ability to recharter our vessels at favorable rates.

Oil has been one of the world’s primary energy sources for a number of decades. The global economic growth of previous years had a significant impact on the demand for oil and subsequently on the oil trade and shipping demand. However, the past four years were marked by a major economic slowdown which has had, and continues to have, a significant impact on world trade, including the oil trade, and the prospects for recovery, especially in the OECD countries, remain uncertain. Demand for oil and refined petroleum products remains weak as a result of the global economic slowdown, which in combination with the diminished availability of trade credit, deteriorating international liquidity conditions and declining financial markets, led to decreased demand for tanker vessels, creating downward pressure on charter rates. This economic downturn has also affected vessel values overall. Despite global oil demand growth remaining marginally positive in 2011, charter rates for product and crude tankers remained at historically depressed levels. Continuing positive oil demand growth is expected to come primarily from emerging markets which have been historically volatile, such as China and India, and a slowdown in these countries’ economies may severely affect global oil demand growth, and may result in protracted, reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions. However, global economic conditions remain fragile with significant uncertainty remaining with respect to recovery prospects, levels of recovery and long term effects. In particular, the uncertainty surrounding the future of the Euro zone, the economic prospects of the United States and the future economic growth of China and India are all expected to affect oil demand growth and demand for product and crude tankers going forward. See also “Item 4B: Business Overview—The International Shipping Industry”. If these global economic conditions persist we may not be able to operate our vessels profitably or employ our vessels at favorable charter rates as they come up for rechartering. In the long term, oil demand may also be reduced by an increased reliance on alternative energy sources and/or a drive for increased efficiency in the use of oil as a result of environmental concerns or high oil prices. Furthermore, a significant decrease in the market value of our vessels may cause us to recognize losses if any of our vessels are sold or if their values are impaired, and may affect our ability to comply with our loan covenants. A deterioration of the current economic and market conditions or a negative change in global economic conditions or the product tanker market is expected to have a material adverse effect on our business, financial position, results of operations and ability to make cash distributions and comply with our loan covenants, as well as our future prospects and ability to grow our fleet.

The shipping industry is cyclical, which may lead to lower charter hire rates, defaults of our charterers and lower vessel values, resulting in decreased distributions to our unitholders. Charter hires are currently near historically low levels and may further decrease in the future, which may adversely affect our earnings as we may not be able to recharter our vessels for period charters at competitive rates or at all.

The shipping industry is cyclical, which may result in volatility in charter hire rates and vessel values. We may not be able to successfully charter our vessels in the future or renew existing charters at the same or similar rates. We currently charter three vessels in the spot charter market and the period charters of a number of our vessels are scheduled to expire during 2012. Even if we manage to successfully charter our vessels in the future, our charterers may go bankrupt or fail to perform their obligations under the charter agreements, they may delay payments or suspend payments altogether, they may terminate the charter agreements prior to the agreed upon expiration date or they may attempt to re-negotiate the terms of the charters. If we are required to enter into a charter when charter hire rates are low, our results of operations and our ability to make cash distributions to our unitholders could be adversely affected.

Alternatively, we may have to deploy these vessels in the spot market, which, although common in the tanker industry, is cyclical and highly volatile, with rates fluctuating significantly based upon demand for oil and oil products and tanker supply, amongst others. In the past, the spot charter market has also experienced periods when spot rates have declined below the operating cost of vessels and currently charter rates in the spot market are also close to historical lows. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

The demand for period charters may not increase and the tanker charter market may not significantly recover over the next several months or may decline further. The occurrence of any of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to meet our obligations and to make cash distributions.

In addition, the market value and charter hire rates of product and crude oil tankers can fluctuate substantially over time due to a number of different factors outside of our control, including:

•	the supply for oil and oil products which is influenced by, amongst others:

•	international economic activity;

•	geographic changes in oil production, processing and consumption;

•	oil price levels;

•	inventory policies of the major oil and oil trading companies;

•	competition from alternative sources of energy; and

•	strategic inventory policies of countries such as the United States, China and India.

•	the demand for oil and oil products;

•	regional availability of refining capacity;

•	prevailing economic conditions in the market in which the vessel trades;

•	availability of credit to charterers and traders in order to finance expenses associated with the relevant trades;

•	regulatory change;

•	lower levels of demand for the seaborne transportation of refined products and crude oil;

•	increases in the supply of vessel capacity; and

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

An oversupply of tanker vessel capacity may lead to reductions in charter hire rates, vessel values and profitability.

The market supply of tankers is affected by a number of factors such as demand for energy resources and primarily oil and petroleum products, level of charter hire rates, asset and newbuilding prices, availability of financing as well as strong overall economic growth in parts of the world economy, including Asia, and has been increasing as a result of the delivery of substantial newbuilding orders over the last few years. Newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through to 2010 and 2011. In addition, it is estimated by Clarkson Research Services Limited that the newbuilding order book, which extends to 2014 equals approximately 18.3% of the existing world tanker fleet and the order book may increase further in proportion to the existing fleet. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates and asset values could materially decline. If such a reduction occurs, we may only be able to recharter our vessels at reduced or unprofitable rates as their current charters expire, or we may not be able to charter these vessels at all. A reduction in charter rates and the value of our vessels may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

RISKS INHERENT IN THE DRYBULK TRADE

The M/V Cape Agamemnon is currently chartered at rates that are at a substantial premium to the spot and period market, and the loss of this charter could result in a significant loss of expected future revenues and cash flows.

The M/V Cape Agamemnon is currently under a 10 year time charter to Cosco Bulk Carrier Co. Ltd. (“Cosco”), an affiliate of the China Ocean Shipping (Group) Company (“COSCO Group”) and one of the largest drybulk charterers globally, which commenced in July 2010 and was amended in November 2011. The earliest expiry under the charter is June 2020. Since the charter amendment in November 2011, the gross charter rate is a flat rate of $42,200 per day.

The loss of this customer could result in a significant loss of revenues, cash flow and our ability to maintain or improve distributions longer term. We could lose this customer or the benefits of the charter entered into with it if, among other things:

•

the customer faces financial difficulties forcing it to declare bankruptcy or making it impossible for it to perform its obligations under the charter, including the payment of the agreed rates in a timely manner;

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer seeks to re-negotiate the terms of the charter agreement due to prevailing economic and market conditions;

•	the customer exercises certain rights to terminate the charter;

•

the customer terminates the charter because we fail to comply with the terms of the charter, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter;

•	a prolonged force majeure event affecting the customer, including war or political unrest prevents us from performing services for that customer; or

•	the customer terminates the charter because we fail to comply with the safety and regulatory criteria of the charterer or the rules and regulations of various maritime organizations and bodies.

In the event we lose the benefit of the charter with Cosco prior to its expiration date, we would have to recharter the vessel at the then prevailing charter rates. In such event, we may not be able to obtain competitive, or profitable, rates for this vessel and our earnings and ability to make cash distributions may be adversely affected.

A negative change in the economic conditions in the United States, the European Union or the Asian region, especially in China, Japan or India, could reduce drybulk trade and demand, which could reduce charter rates and have a material adverse effect on our business, financial condition and results of operations.

A significant number of the port calls made by capesize bulk carriers involve the loading or discharging of raw materials in ports in the Asian region, particularly China, Japan and India. As a result, a negative change in economic conditions in any Asian country, particularly China, Japan or India, could have a material adverse effect on our business, financial position and results of operations, as well as our future prospects, by reducing demand and, as a result, charter rates and affecting our ability to re-charter the Cape Agamemnon at a profitable rate. In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving force behind increases in marine drybulk trade and the demand for drybulk vessels. If economic growth declines in China, Japan, India and other countries in the Asian region, we may face decreases in such drybulk trade and demand. Moreover, a slowdown in the United States and Japanese economies, as has occurred recently, or the economies of the European Union or certain Asian countries will likely adversely affect economic growth in China, India and elsewhere. Such an economic downturn in any of these countries could have a material adverse effect on our business, financial condition and results of operations.

An oversupply of drybulk vessel capacity may lead to reductions in charter hire rates, asset values and profitability.

The market supply of drybulk vessels has been increasing, and the number of drybulk vessels on order as of December 31, 2011, was estimated by market sources to be approximately 35.2% of the then-existing global drybulk fleet in terms of dwt, with deliveries expected mainly during the succeeding 24 months, although available data with regard to cancellations of existing newbuild orders or delays of newbuild deliveries are not always accurate.

Despite increased demolition of older drybulk vessels in 2011, the drybulk fleet continues to grow at a rapid pace. An oversupply of drybulk vessel capacity will likely result in a reduction of charter hire rates. Upon the expiration of its current period time charter in June 2020, if we cannot enter into a new period time charter for the M/V Cape Agamemnon on acceptable terms, we may have to secure charters in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter the vessel at all.

The international drybulk shipping industry is highly competitive, and as a new entrant in this industry with only one drybulk vessel in its fleet, we may not be able to compete successfully for charters with established companies or other new entrants with greater resources, and we may not be able to successfully operate the vessel.

We have historically owned tanker vessels and have been active in the tanker market only. We employ the M/V Cape Agamemnon in the highly competitive drybulk market in which we have no prior experience. The drybulk market is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of which have substantially greater resources than we have or will have. Competition for the transportation of drybulk cargo by sea is intense and depends on price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel. In this highly fragmented market, established companies operating larger fleets as well as additional competitors with greater resources may be able to offer lower charter rates than we are able to offer, which could have a material adverse effect on our ability to utilize the M/V Cape Agamemnon and, accordingly, its profitability.

The operation of drybulk vessels has certain unique operational risks, and failure to adequately maintain the M/V Cape Agamemnon could have a material adverse effect on our business, financial condition and results of operations.

The M/V Cape Agamemnon is the only drybulk vessel in our fleet. With a drybulk vessel, the cargo itself and its interaction with the vessel may create operational risks. By their nature, drybulk cargoes are often heavy, dense and easily shifted, and they may react badly to water exposure. In addition, drybulk vessels are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach while at sea. Breaches of a drybulk vessel’s hull may lead to the flooding of the vessel’s holds. If a drybulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we or Capital Maritime, as manager, do not adequately maintain the M/V Cape Agamemnon, we may be unable to prevent these events. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATING TO OUR BUSINESS

We may not be able to grow or to effectively manage our growth.

Our future growth will depend upon a number of factors, some of which we cannot control. These factors include our ability to:

•	capitalize on opportunities in the crude and product tanker market by fixing period charters for our vessels at attractive rates;

•	identify businesses engaged in managing, operating or owning vessels for acquisitions or joint ventures;

•	identify vessels and/or shipping companies for acquisitions;

•	access financing and obtain required financing for existing and new operations, including refinancing of existing indebtedness;

•	integrate any acquired businesses or vessels successfully with existing operations;

•	hire, train and retain qualified personnel to manage, maintain and operate its growing business and fleet;

•	identify additional new markets;

•	improve operating and financial systems and controls; and

•	complete accretive transactions in the future.

Our ability to grow is in part dependent on our ability to expand our fleet through acquisitions of suitable vessels. We may not be able to acquire newbuildings or product and crude tankers on favorable terms, which could impede our growth and negatively impact our financial condition and ability to pay distributions. We may not be able to contract for newbuildings or locate suitable vessels or negotiate acceptable construction or purchase contracts with shipyards and owners, or obtain financing for such acquisitions on economically acceptable terms, or at all.

The failure to effectively identify, purchase, develop, employ and integrate any vessels or businesses could adversely affect our business, financial condition and results of operations and our ability to make cash distributions.

Fees and cost reimbursements paid by us to Capital Maritime for services provided to us and certain of our subsidiaries are substantial, fluctuate, cannot be easily predicted and may reduce our cash available for distribution to our unitholders.

We have entered into three separate technical and commercial management agreements with Capital Ship Management for the management of our fleet: the fixed fee management agreement, the floating fee management agreement and, with respect to the vessels acquired as part of the merger with Crude Carriers, the Crude Carriers management agreement. Each vessel in our fleet is managed under the terms of one of these three agreements. Please read “Item 4B: Business Overview—Our Management Agreements” for a detailed description of the terms of our three management agreements.

The expenses incurred under our three management agreements depend upon a variety of factors, many of which are beyond our or our manager’s control. Some of these costs, primarily relating to crewing, insurance and enhanced security measures have been increasing and may increase in the future. Increases in any of these costs would decrease our earnings, cash flows and the amount of cash available for distribution to our unitholders. In addition, our manager has the right to terminate the Crude Carriers management agreement and, under certain circumstances, could receive substantial sums in connection with such termination. This termination fee was initially set at $9.0 million in March 2010 and increases on each one-year anniversary during which the management agreement remains in effect (on a compounding basis) in accordance with the total percentage increase, if any, in the Consumer Price Index over the immediately preceding twelve months. As of March 2011 this termination fee had been adjusted to $9.2 million.

The majority of our vessels are currently managed under the terms of the fixed fee management agreement. We expect that as the fixed fee management agreement expires for vessels currently managed under it, such vessels, and any additional acquisitions we make in the future, shall be managed under floating fee management agreements, on similar terms to the ones currently in place. It is possible that the level of our operating costs may materially change following any such renewal. Any increase in the costs and expenses associated with the provision of these services by our manager in the future, such as the condition and age of our vessels, costs of crews for our time chartered vessels and insurance, will lead to an increase in the fees we would have to pay to Capital Ship Management or another third party under any new agreements we enter into.

The payment of fees to Capital Ship Management and compensation for expenses and liabilities incurred on our behalf, as well as the costs associated with future drydockings and/or intermediate surveys or our vessels, which are expected to be significant, could adversely affect our business, financial condition, and results of operations, including our ability to make cash distributions.

We may not have sufficient cash from operations to enable us to pay the quarterly distribution on our common units following the establishment of cash reserves and payment of fees and expenses.

We currently observe a cash dividend and cash distribution policy implemented by our board of directors. The actual declaration of future cash distributions, and the establishment of record and payment dates, is subject to final determination by our board of directors each quarter after its review of financial performance. Our distribution policy may be changed at any time, and from time to time, by our board of directors.

Our ability to pay distributions in any period will depend upon factors including but not limited to financial condition, results of operations, prospects and applicable provisions of Marshall Islands law. We may not have sufficient cash available each quarter to pay the declared quarterly distribution per common unit following establishment of cash reserves and payment of fees and expenses. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which may fluctuate based on numerous factors generally described under this “Risk Factors” heading, including, among other things:

•	the rates we obtain from our charters;

•	our ability to recharter our vessels at competitive rates as their current charters expire;

•	the ability of our customers to meet their obligations under the terms of the charter agreements, including the timely payment of the rates under the agreements;

•	the continued sustainability of our customers;

•	the level of additional revenues we generate from our profit sharing arrangements, if any;

•

the level of our operating costs, such as the cost of crews and insurance, following the expiration of our management agreement pursuant to which we pay a fixed daily fee for an initial term of approximately five years from the time we take delivery of each vessel, which includes the expenses for its next scheduled special or intermediate survey, as applicable, and related drydocking;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our vessels;

•	the amount of extraordinary costs incurred by our manager while managing our vessels not covered under our fixed fee arrangement which we may have to reimburse our manager for;

•	delays in the delivery of any newbuildings we may contract to acquire and the beginning of payments under charters relating to those vessels;

•	demand for seaborne transportation of refined oil products and crude oil;

•	supply of product and crude oil tankers and specifically the number of newbuildings entering the world tanker fleet each year;

•	force majeure events;

•	prevailing global and regional economic and political conditions; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amounts of cash we will have available for distribution will also depend on other factors, some of which are beyond our control, such as:

•	the level of capital expenditures we make, including for maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements, including our obligation to pay increased interest costs in certain circumstances, and restrictions on distributions contained in our debt instruments;

•	our ability to comply with covenants under our credit facilities, including our ability to comply with certain collateral maintenance requirements;

•

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

Under Marshall Islands law, a limited partnership shall not make a distribution to a partner to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specified property of the limited partnership, exceed the fair value of the assets of the limited partnership, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability.

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

If we reduce or eliminate the replacement capital expenditures deducted from our operating surplus, our growth and the future income generating capacity of our fleet may be significantly affected.

Our partnership agreement requires our board of directors to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. In the past we made substantial capital expenditures to expand and renew our fleet, which also reduced the amount of cash available for distribution to our unitholders. Replacement capital expenditures include capital expenditures associated with an estimation for future acquisitions of new vessels or a replacement of a vessel in our fleet in order to maintain and grow the income generating capacity of our fleet. These expenditures could increase as a result of changes in:

•	the value of the vessels in our fleet;

•	the cost of our labor and materials;

•	the cost and replacement life of suitable replacement vessels;

•	customer/market requirements;

•	increases in the size of our fleet;

•	the age of the vessels in our fleet;

•	charter rates in the market; and

•	governmental regulations, industry and maritime self-regulatory organization standards relating to safety, security or the environment.

The amount of estimated capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by the conflicts committee of our board of directors. In years when estimated capital expenditures are higher than actual capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual capital expenditures were deducted from operating surplus. If our board of directors underestimates the appropriate level of estimated replacement capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures exceed our previous estimates.

Our board of directors has recently elected not to deduct any replacement capital expenditures from our operating surplus which may affect our ability to acquire new vessels or replace a vessel in our fleet, as well as our future income generating capacity.

We separately account for the maintenance capital expenditures required to maintain the operating quality of our vessels as we incur maintenance expenses as part of our operating expenses, including any costs associated with scheduled drydockings. We may have to separately provide for estimated capital expenditures associated with drydocking and, in addition to estimated replacement capital expenditures, deduct these from our operating surplus also.

As our vessels come up for their scheduled drydockings the number of offhire days of our fleet and operating expenses will increase and our cash available for distribution to our unitholders may decrease.

During 2012, a number of vessels managed under our fixed fee management agreement are scheduled for their next special or intermediate survey and associated drydocking. Once a vessel is put into drydock, it is automatically considered to be off-hire in connection with such special or intermediate survey and associated drydocking, which means that for such period of time this vessel will not be earning any revenues. In addition, during the drydocking of our vessels, we may incur certain costs, the levels of which are not possible to predict, are not covered under this management agreement, which we will have to reimburse to our manager. Consequently, as our vessels’ scheduled drydocking approaches, the number of offhire days of our fleet and operating expenses will increase, which may materially affect our cash available for distribution to our unitholders.

If our vessels suffer damage due to the inherent operational risks of the shipping industry, we may experience unexpected drydocking costs and delays or total loss of our vessels, which may adversely affect our business and financial condition.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision or other cause, due to the high flammability and high volume of the oil transported in tankers.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss that could negatively impact our business, financial condition, results of operations, cash flows and ability to pay dividends.

Arrests of our vessels by maritime claimants could cause a significant loss of earnings for the related off-hire period.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In certain cases, maritime claimants may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages of its Manager. In many jurisdictions, a maritime lienholder may enforce its lien by “arresting” or “attaching” a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hire period. In addition, in jurisdictions where the “sister ship” theory of liability applies, a claimant may arrest the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government of a vessel’s registry could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Over the last several years, the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia and towards the Mozambique Canal in the North Indian Ocean. For example, on January 15, 2011, the M/V Samho Jewelry, a tanker vessel not affiliated with us, was pirated off the coast of Oman and was released following military action on January 21, 2011. According to the International Chamber of Commerce International Maritime Bureau’s January 2012 global piracy report pirate attacks against vessels in East and West Africa accounted for the majority or world attacks in 2011, signaling a rising trend, with 275 of the 439 attacks reported in 2011 taking place off the coasts of Africa. During 2011, there were reportedly 45 vessels hijacked and 802 crew members taken hostage, a slight decrease in overall numbers from the previous year.

If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee “war and strikes” listed areas, premiums payable for insurance coverage for our vessels could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards following consultation with regulatory authorities, could increase in such circumstances. While any use of guards would be intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to make cash distributions as well as resulting in increased costs and decreased cash flows to our customers impairing their ability to make payments to us under our charters.

Increases in fuel prices could adversely affect our profits.

We currently charter three vessels in the spot charter market. Spot charter arrangements generally provide that the vessel owner or pool operator bear the cost of fuel in the form of bunkers, which is a significant vessel operating expense. Because we do not intend to hedge our fuel costs, an increase in the price of fuel beyond our expectations may adversely affect our profitability, cash flows and ability to pay dividends. The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments, supply and demand for oil and gas, actions by members of OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Changes in the actual price of fuel at the time the charter is to be performed could result in the charter being performed at a significantly greater or lesser cost than originally anticipated and may result in losses or diminished profits. As an example of the volatility of fuel prices, in the period from December 2010 to December 2011, the purchase price in the port of Fujairah, United Arab Emirates, of one of the most common fuels used by tanker vessels has fluctuated from approximately $544 to $725 per metric ton. The price of fuel also varies from port to port.

RISKS RELATING TO FINANCING ACTIVITIES

If the contraction of the global credit markets and the resulting volatility in the financial markets and limited availability of funding continues or worsens, it may have a material adverse impact on our results of operations and on our ability to obtain bank financing and/or to access the capital markets for future debt or equity offerings. The restrictions imposed by our credit facilities may also limit our ability to access such financing, even if it is available. If we are unable to obtain financing or access the capital markets, we may be unable to complete any future purchases of vessels from Capital Maritime or from third parties, or pursue other potential growth opportunities.

Since 2008, a number of major financial institutions have experienced serious financial difficulties and, in some cases, have entered into bankruptcy proceedings or are in regulatory enforcement actions. These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties have been compounded by financial turmoil affecting the world’s debt, credit and capital markets, and the general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry due to the historically low asset values of ships and, in part, due to changes in overall banking regulations (Basel III). Given these conditions, the ability of banks and credit institutions to finance new projects, including the acquisition of new vessels in the future, is uncertain. In addition, these difficulties may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

Furthermore, our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by the continuing adverse market conditions, including weakened demand for, and increased supply of, product tankers, resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. The restrictions imposed by our credit facilities, including the obligation to comply with certain collateral maintenance and other requirements, may further restrict our ability to access available financing. Continued access to the capital markets is not assured. If we are unable to obtain additional credit or draw down upon borrowing capacity, it may negatively impact our ability to fund current and future obligations. In addition, the severe deterioration in the banking and credit markets has resulted in potentially higher interest costs and overall limited availability of liquidity, which may further affect our ability to complete any future purchases of vessels from Capital Maritime or from third parties or to refinance our debt. Furthermore, banks and financial institutions are faced with ongoing financial difficulties, and increased scrutiny by credit rating agencies means that there may be no funding available from banks limiting our ability to refinance our debt. Our failure to obtain the funds for necessary future capital expenditures and for the refinancing of our debt could also have a material adverse impact on our business, results of operations and financial condition, our ability to grow and make cash distributions and could cause the market price of our common units to decline.

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

We maintain our cash with a limited number of financial institutions, including institutions located in Greece. Of these financial institutions located in Greece, some are subsidiaries of international banks and others are Greek financial institutions. These balances may not be covered by insurance in the event of default by these financial institutions. The ongoing fiscal situation in Greece, including the possibility of further sovereign credit rating downgrades and the restructuring of Greece’s sovereign debt, as well as a potential exit from the Euro, may result in an event of default by some or all of these financial institutions. The occurrence of such a default could have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we deposit with such banks.

We have incurred significant indebtedness. In the event we are not able to extend the non-amortizing period under our credit facilities or refinance our debt on similar terms our business, financial condition, and results of operations, including our ability to make cash distributions and pursue accretive business opportunities, may be impaired.

We have entered into three non-amortizing credit facilities to date and, as of the date of this Annual Report, we have drawn (i) $366.5 million of $370.0 million available under the credit facility we entered into in 2007, as amended (“the 2007 credit facility”), (ii) $242.1 million of $350.0 million available under the credit facility we entered into in 2008, as amended (the “2008 credit facility”), and (iii) $25.0 million of $25.0 million available under the credit facility we entered into in 2011 (the “2011 credit facility”).

The non-amortizing periods under these facilities are scheduled to expire as early as June 2012 for the 2007 credit facility and March 2013 for the 2008 and 2011 credit facilities. We may not be successful in refinancing our existing indebtedness on favorable terms or similar terms or at all, and any new indebtedness we may enter into may have additional restrictions that we will need to comply with. In the event these facilities are not refinanced on similar terms, our obligation to make principal payments following the expiration of the respective non-amortizing periods may start as early as September 2012 and continue until 2017 and 2018, by which time the facilities will have to have been repaid in full. In such event, our ability to make cash distributions to unitholders may be substantially impaired.

Our leverage and debt service obligations could have significant additional consequences, including the following:

•	If future cash flows are insufficient, we may need to incur further indebtedness in order to make the capital expenditures and other expenses or investments we have planned.

•

If future cash flows are insufficient and we are not able to service our debt or, when the non-amortizing period of our existing credit facilities expires, to refinance our existing indebtedness, our obligation to make principal payments under our credit facilities starting in September 2012 may force us to take actions such as reducing or eliminating distributions, reducing or delaying business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection.

•

Our indebtedness will have the general effect of reducing our flexibility to react to changing business and economic conditions insofar as they affect our financial condition and, therefore, may pose substantial risk to our unitholders.

•

In the event that we are liquidated, any of our senior or subordinated creditors and any senior or subordinated creditors of our subsidiaries will be entitled to payment in full prior to any distributions to the holders of our common units.

•

Our 2007, 2008 and 2011 credit facilities mature in 2017, 2018 and 2018, respectively. Our ability to secure additional financing prior to or after that time, if needed, may be substantially restricted by the existing level of our indebtedness and the restrictions contained in our debt instruments. Upon maturity, we will be required to dedicate a substantial portion of our cash flow to the payment of such debt, which will reduce the amount of funds available for operations, capital expenditures and future business opportunities.

The occurrence of any one of these events could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to make distributions and to satisfy its obligations under our credit facilities or any debt securities.

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

If we default under our credit facilities, we could forfeit our rights in certain of our vessels and their charters and our ability to make cash distributions may be impaired.

We have pledged all of our vessels as security to the lenders under our credit facilities. Default under these credit facilities, if not waived or modified, would permit the lenders to foreclose on the mortgages over the vessels and the related collateral, and we could lose our rights in the vessels and their charters.

When final payment is due under loan agreements, we must repay any borrowings outstanding, including balloon payments. To the extent that cash flows are insufficient to repay any of these borrowings or asset cover is inadequate due to a deterioration in vessel values, we will need to refinance some or all of our loan agreements, replace them with alternate credit arrangements or provide additional security. We may not be able to refinance or replace our loan agreements or provide additional security at the time they become due.

In the event we are not able to refinance our existing debt obligations, or if our operating results are not sufficient to service current or future indebtedness, or to make relevant principal repayments if necessary, we may be forced to take actions such as reducing or eliminating distributions, reducing or delaying business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing debt, or seeking additional equity capital or bankruptcy protection. In addition, the terms of any refinancing or alternate credit arrangement may restrict our financial and operating flexibility and our ability to make cash distributions.

If we are in breach of any of the terms of our credit facilities, as amended, a significant portion of our obligations may become immediately due and payable and our lenders’ commitments to make further loans to us may terminate. We may also be unable to execute our business strategy.

Our ability to comply with the covenants and restrictions contained in our credit facilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If vessel valuations or market or other economic conditions deteriorate further, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, especially if we trigger a cross-default currently contained in our credit facilities or any interest rate swap agreements we have entered into pursuant to their terms, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We may not be able to reach agreement with our lenders to amend the terms of the loan agreements or waive any breaches and we may not have, or be able to obtain, sufficient funds to make any accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. Furthermore, if funds under our credit facilities become unavailable as a result of a breach of our covenants or otherwise, we may not be able to execute our business strategy which could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

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

•

breach of certain undertakings, negative covenants and financial covenants contained in the credit facility, any related security document or guarantee or the interest rate swap agreements, including failure to maintain unencumbered title to any of the vessel owning subsidiaries or any of the assets of the vessel owning subsidiaries and failure to maintain proper insurance;

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

RISKS INHERENT IN OUR OPERATIONS

We currently derive all of our revenues from a limited number of customers, and the loss of any customer or charter or vessel could result in a significant loss of revenues and cash flow.

We have derived, and believe that we will continue to derive, all of our revenues and cash flow from a limited number of customers. For the year ended December 31, 2011, BP Shipping Limited, Capital Maritime and subsidiaries of Overseas Shipholding Group Inc. accounted for 32%, 24% and 11% of our revenues, respectively. For the year ended December 31, 2010, BP Shipping Limited, Morgan Stanley Capital Group Inc. and subsidiaries of Overseas Shipholding Group Inc. accounted for 49%, 11% and 11% of our revenues, respectively, as compared to 54%, 20% and 11% of our revenues, respectively for the year ended December 31, 2009. We could lose a customer, including Capital Maritime, or the benefits of some or all of a charter if:

•

the customer faces financial difficulties forcing it to declare bankruptcy or making it impossible for it to perform its obligations under the charter, including the payment of the agreed rates in a timely manner;

•

the customer fails to make charter payments because of its financial inability or its inability to trade our and other vessels profitably or due to the occurrence of losses due to the weaker charter markets;

•	the customer fails to make charter payments due to disagreements with us or otherwise;

•	the customer tries to re-negotiate the terms of the charter agreement due to prevailing economic and market conditions;

•	the customer exercises certain rights to terminate the charter or purchase the vessel;

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

One of our largest customers, BP Shipping Limited, has been adversely affected by the oil leak in the Gulf of Mexico. The oil leak also may result in additional or changes to existing regulation that could result in additional costs to us or expose us to additional liabilities.

One of our largest customers, BP Shipping Limited, is an affiliate of BP p.l.c. (“BP”). BP and its affiliates have been materially adversely affected by the explosion onboard the semisubmersible drilling rig Deepwater Horizon in the Gulf of Mexico in April 2010 and the resulting oil leak from a well being operated by an affiliate of BP and in which such affiliate had a majority working interest. Six of our vessels are currently chartered to BP Shipping. BP Shipping accounted for approximately 32% and 49% of our revenues for the years ended December 31, 2011 and December 31, 2010, respectively.

Future costs associated with the Gulf of Mexico oil spill could adversely affect BP and could, in turn, have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to meet our obligations and to make cash distributions.

In addition, in response to the Gulf of Mexico oil spill, the United States Congress is considering proposals that could result in additional and/or changes to existing regulation applicable to our operations. For example, bills have been introduced in both houses of the U.S. Congress that propose, among other things, to increase the limits of liability under the United States Oil Pollution Act of 1990 (“OPA 90”) for all vessels, including tanker vessels. Even in the event of legislative amendments, OPA 90’s regulations or implementation may become more stringent in the future. Our operations may be subject to more rigorous preparedness requirements and practice demonstrations, more unannounced exercises and increased penalties for any failure to demonstrate preparedness and additional disaster response planning. Increased requirements under the OPA 90 or state laws could subject us to increased liabilities in the event of a disaster and increased operating costs.

We depend on Capital Maritime and its affiliates to assist us in operating and expanding our business. If Capital Maritime is materially adversely affected by the ongoing market fluctuations and risks or suffers material damage to its reputation it may affect its ability to comply with the terms of its charters with us or provide us with the necessary level of services to support and expand our business.

Ten of our 27 vessels are currently under charter with Capital Maritime. In the future we may enter into additional contracts with Capital Maritime to charter our vessels as they become available for rechartering. Capital Maritime is subject to the same risks and market fluctuations as all other charters. In the event Capital Maritime is affected by the ongoing market downturn and limited availability of financing it may default under its charters with us, which would materially adversely affect our operations and ability to make cash distributions.

In addition, pursuant to our management and administrative services agreements between us and Capital Ship Management, Capital Ship Management provides significant commercial and technical management services (including the commercial and technical management of our vessels, class certifications, vessel maintenance and crewing, purchasing and insurance and shipyard supervision) as well as administrative, financial and other support services to us. Please read “Item 7B: Related-Party Transactions—Transactions entered into following January 1, 2012” and “—Transactions entered into during the year ended December 31, 2011” below for a description of all our management agreements. Our operational success and ability to execute our growth strategy will depend significantly upon Capital Ship Management’s satisfactory performance of these services. In the event Capital Maritime is materially affected by the ongoing market downturn and cannot support Capital Ship Management and Capital Ship Management fails to perform these services satisfactorily, or cancels or materially amends either of these agreements, or if Capital Ship Management stops providing these services to us, our business will be materially harmed.

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

Finally, we may also contract with Capital Maritime for it to have newbuildings constructed on our behalf and to incur the construction-related financing, and we would purchase the vessels on or after delivery based on an agreed-upon price. If Capital Maritime is unable to meet the payments under any such contract we enter into, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

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

Our growth strategy focuses on expansion in the refined product tanker and crude oil shipping sector. Accordingly, our growth depends on continued growth in world and regional demand for refined products and crude oil and the transportation of refined products and crude oil by sea, which could be negatively affected by a number of factors, including:

•	the economic and financial developments globally, including actual and projected global economic growth;

•	fluctuations in the actual or projected price of refined products and crude oil;

•	refining capacity and its geographical location;

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

Our tanker vessels’ present and future employment could be adversely affected by an inability to clear the oil majors’ risk assessment process.

Shipping, and especially crude oil, refined product and chemical tankers have been, and will remain, heavily regulated. The so called “oil majors” companies, together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (terminals) of crude oil and refined products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, additional factors are considered when awarding such contracts, including:

•	office assessments and audits of the vessel operator;

•	the operator’s environmental, health and safety record;

•	compliance with the standards of the International Maritime Organization (the “IMO”), a United Nations agency that issues international trade standards for shipping;

•	compliance with heightened industry standards that have been set by several oil companies;

•	shipping industry relationships, reputation for customer service, technical and operating expertise;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

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

Our current business strategy includes additional growth through the acquisition of new and secondhand vessels. While we typically inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated solely by us. Generally, we do not receive the benefit of warranties from the builders for the secondhand vessels that we acquire. Our fleet has an average age of approximately 4.0 years as of January 31, 2012. In general the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel making older vessels less desirable to charterers.

We may not be able to expand the size of our fleet or replace aging vessels in the future which may affect our ability to pay distributions to you.

Our ability to expand the size of our fleet or replace aging vessels in the future will be affected by our ability to acquire new vessels on favorable terms. From time to time, we expect to enter into agreements with Capital Maritime or other third parties to purchase additional newbuildings or other modern vessels (or interests in vessel owning companies). If Capital Maritime or any third party seller we may contract with in the future for the purchase of newbuildings fails to make construction payments for such vessels, the shipyard may rescind the purchase contract and we may lose access to such vessels or need to finance such vessels before they begin operating and generating voyage revenues, which could harm our business and our ability to make cash distributions. In addition, the market value of modern vessels or newbuildings is influenced by the ability of buyers to access debt and bank finance and equity capital and any disruptions to the market and the possible lack of adequate available finance may negatively affect such market values. The failure to effectively identify, purchase, develop, employ and integrate any vessels or businesses could adversely affect our business, financial condition and results of operations and our ability to make cash distributions.

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

As of December 31, 2011, our fleet consisted of 27 vessels, only eight of which had been part of our initial fleet at the time of our IPO. We have financed the purchase of the additional vessels either with debt, or partly with debt, cash and partly by issuing additional equity securities. We have also acquired five vessels through the acquisition of Crude Carriers in 2011. If we issue additional common units or other equity securities to finance the acquisition of a vessel or business, your ownership interest in us will be diluted. Please read “Risks Inherent in an Investment in Us—We may issue additional equity securities without your approval, which would dilute your ownership interest” below.

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

The vessels that currently make up our fleet, as well as the remaining vessels we may purchase from Capital Maritime under our omnibus agreement, have been built in accordance with custom designs from certain shipyards, and the vessels from each respective shipyard are the same in all material respects. As a result, any latent defect discovered in one vessel will likely affect all of our vessels.

The vessels that make up our fleet, with the exception of the M/T Amore Mio II, the M/T Miltiadis M II and the M/V Cape Agamemnon, as well as certain sister vessels in Capital Maritime’s fleet for which we have been granted a right of first offer, are based on standard designs from Hyundai MIPO Dockyard Co., Ltd., South Korea, STX Offshore & Shipbuilding Co. Ltd, South Korea, Universal Shipbuilding Corporation, Japan and Baima Shipyard, China, and have been customized by Capital Maritime, in some cases in consultation with the charterers of the vessel, and are, or will be, uniform in all material respects. All vessels have the same or similar equipment. As a result, any latent design defect discovered in one of our vessels will likely affect all of our other vessels in that class. As a result, any equipment defect discovered may affect all of our vessels. Any disruptions in the operation of our vessels resulting from defects could adversely affect our receipt of revenues under the charters for the vessels affected.

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

Our vessels may call on ports located in countries that are subject to restrictions and sanctions imposed by the United States, the European Union and other jurisdictions.

Certain countries and persons are targeted by sanctions and embargoes imposed by the United States, the European Union and other jurisdictions, and Cuba, Iran, Sudan and Syria are identified as state sponsors of terrorism. Such sanctions and embargo laws and regulations vary in their application. They do not apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be strengthened or otherwise amended over time. We generally do not do business in the targeted jurisdictions and have not entered into agreements or other arrangements with the governments or any governmental entities of Cuba, Iran, Sudan or Syria and have entertained no direct business contacts with officials or representatives of any such governments or entities. However, it is possible that the charterers of our vessels, or their subcharterer, may arrange for vessels in our fleet to call on ports located in these countries.

In recent years, one focus of these sanctions, especially with respect to Iran, has been on shipping concerns. For example, in 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which amended and expanded the scope of the Iran Sanctions Act of 1996 (as amended, the “ISA”). Among other things, after CISADA, the ISA provides that sanctions may be imposed on any person who provides ships or shipping services to deliver refined petroleum products to Iran, subject to certain conditions.

If it is determined that a person has engaged in sanctionable conduct under the ISA, the President of the United States (acting through the U.S. State Department) is required to impose at least three of nine available sanctions. Sanctions include denial of export licenses, restrictions or prohibition on extensions of loans or credit, loss of eligibility to be awarded government contracts, a prohibition on transactions in foreign exchange by the sanctioned company, a prohibition of any transfers of credit or payments between, by, through or to any financial institution to the extent the interest of a sanctioned company is involved, and a requirement to “block” or “freeze” any property of the sanctioned company that is subject to the jurisdiction of the United States. On November 21, 2011, the President of the United States issued Executive Order 13590 that expands on the existing energy-related sanctions available under the ISA.

We are mindful of the restrictions contained in the ISA, Executive Order 13590, and other applicable sanctions and embargo laws of the United States, the European Union and other jurisdictions that limit the ability of companies and persons from doing business or trading with targeted countries. We believe that we are currently in compliance with all applicable sanctions and embargo laws and regulations. In order to maintain compliance, among other things, we monitor and review the movement of our vessels on a continuing basis. None of the vessels in our fleet made any port calls in Cuba or Iran during 2011. During 2011, one of our chartered vessels, while sublet by its charterer to a third party, made one port call to the Sudan, and another one of our chartered vessels, sublet by its charterer to a third party, made two port calls to Syria, representing approximately 0.001% and 0.002% of the approximately 750 total calls on worldwide ports made by our vessels during 2011. These three port calls occurred while the respective vessels were sublet by their charterer under voyage charters to third parties. We believe all such port calls were made in full compliance with relevant regulations, including those of the United States, the European Union and other relevant jurisdictions. Our charter agreements include provisions that, on the one hand, restrict trades of our vessels to countries under sanctions or embargoes and, on the other, allow any transportation activities involving sanctioned countries to the extent permitted under the applicable sanction or embargo requirements. Our ordinary chartering policy is to try and include similar provisions in all of our period charters. More specifically, our current charters proscribe trades of our vessels to Cuba and contain provisions to also exclude Iran in certain situations, including in the event that a boycott or further sanctions are imposed by a relevant jurisdiction regarding trade with Iran. According to recent reports, the European Union is expected to approve an embargo on Iranian oil, and if so, these provisions may be invoked in that case. Our charters at this time do not impose a blanket prohibition on port calls in Syria or the Sudan-.

Should one of our charterers engage in actions that involve us or our vessels and that may, if completed, represent material violations of sanctions and embargo laws or regulations, we would rely on our monitoring and control systems to detect such actions on a prompt basis and seek to prevent them from occurring.

Notwithstanding the above, we may not be able to comply at all future times with the applicable sanctions and embargo laws and regulations, particularly as the scope of certain of these laws and regulations may vary or be subject to changing interpretations. For example, the U.S. Congress is currently considering legislation that, in its current form, contains various provisions that target for sanctions shipping services and provision of vessels in connection with Iran and Iranian-origin goods, and it is possible that new sanctions-related legislation that could impact our business may be enacted in 2012. In addition, it is possible that the charterers of our vessels may violate applicable sanctions, laws and regulations, using or vessels or otherwise. Although we do not believe that current sanctions and embargoes prevent our vessels from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our common units. Moreover, although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, we may not be in compliance in the future, particularly as the scope of certain laws may be unclear, may be subject to changing interpretations or may be strengthened or otherwise amended. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our common units. Additionally, some investors, including U.S. state pension funds, may decide, or be required, to divest their interest, or not to invest, in our common units simply because we may do business with charterers that do business in sanctioned countries, or because of port calls of our vessels to ports of sanctioned countries, which could have a negative effect on the price of our common units or our ability to make distributions on our common units. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common units may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries. Finally, future expansion of sanctions against these or other countries could prevent our tankers from continuing to call at certain ports, which could have a negative impact on our business and results of operations.

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

An accident involving any of our vessels could result in any of the following:

•

environmental damage, including potential liabilities or costs to recover any spilled oil or other petroleum products, pay for environmental damage and to restore the eco-system where the spill occurred;

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

The operation of ocean-going vessels in international trade is inherently risky. Not all risks can be adequately insured against and any particular claim may not be paid for any number of reasons. We do not currently maintain off-hire insurance, covering loss of revenue during extended vessel off-hire periods such as may occur whilst a vessel is under repair. Accordingly, even though a unique cover has been negotiated to mitigate such off-hire losses to a certain extent, any extended vessel off-hire due to an accident or otherwise, could have a materially adverse effect on our business and our ability to pay distributions to our unitholders. Claims covered by insurance are subject to deductibles and since it is possible that a large number of claims may arise, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves. Please read “—We will be subject to funding calls by our protection and indemnity associations, and our associations may not have enough resources to cover claims made against them, resulting in potential unbudgeted supplementary liability to fund claims made upon us.” below.

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

We could incur significant costs, including cleanup costs, fines, penalties, third-party claims and natural resource damages, as the result of an oil spill or other liabilities under environmental laws. OPA 90 affects all vessel owners shipping oil or petroleum products to, from or within United States territorial waters. OPA 90 allows for potentially unlimited cleanup liability without regard to fault of owners, operators and bareboat charterers of vessels for oil pollution in U.S. waters. Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. OPA 90 expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the U.S. have enacted pollution prevention liability and response laws, many providing for unlimited liability.

In addition to complying with existing laws and regulations and those that may be adopted, shipowners may incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. For example, recent amendments to MARPOL regulations regarding the prevention of air pollution from ships establish a series of progressively stricter standards to further limit the sulfur content in fuel oil, which will be phased in through 2020, and new tiers of nitrogen oxide (“NOx”) emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards apply in the coastal areas designated as Emission Control Areas, including the Baltic Sea, the North Sea, and the United States and Canadian coastal areas.

Further legislation, or amendments to existing legislation, applicable to international and national maritime trade is expected over the coming years relating to environmental matters, such as ship recycling, sewage systems, emission control (including emissions of greenhouse gases), cold-ironing while docked and ballast treatment and handling.

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

In addition, various jurisdictions, including the IMO and the United States, have proposed or implemented requirements governing the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. The IMO has adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), which calls for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will enter into force 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping tonnage. As of December 2011, 32 states, representing approximately 26.5% of the world’s merchant shipping tonnage, have ratified the BWM Convention. We may incur additional costs to install the relevant control equipment on our vessels in order to comply with the new standards.

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

Other requirements may also come into force regarding the protection of endangered species which could lead to changes in the routes our vessels follow or in trading patterns generally and thus to additional operating expenditures. Additionally, new environmental regulations with respect to greenhouse gas emissions and preservation of biodiversity amongst others, may arise out of commitments made at international conferences such as periodic G8 and G20 summits and environmental agreements and United Nations Climate Change Conferences.

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

Pursuant to the omnibus agreement that we and Capital Maritime have entered into, as amended and restated, Capital Maritime and its controlled affiliates (other than us, our general partner and our subsidiaries) have agreed not to acquire, own or operate product or crude oil tankers with carrying capacity over 30,000 dwt under time or bareboat charters with a a remaining duration, excluding any extension options, of at least twelve months at the earliest of the following dates: (a) the date the tanker to which such time or bareboat charter is attached is first acquired by Capital Maritime and its controlled affiliates and (b) the date on which a tanker owned by Capital Maritime or its controlled affiliates is put under such time or bareboat charter without the consent of our general partner or first offering such tanker vessel to us. Similarly, we may not acquire, own or operate product or crude oil tankers with carrying capacity under 30,000 dwt, other than vessels we had owned prior to the date of such restatement without first offering such tanker vessel first to Capital Maritime. In addition, both we and Capital have granted the other party a right of first offer on the transfer or re-chartering of any vessels with carrying capacity over 30,000 dwt. The omnibus agreement, however, contains significant exceptions that may allow Capital Maritime or any of its controlled affiliates to compete with us, which could harm our business. Please read “Item 7B: Related-Party Transactions—Transactions entered into during the year ended December 31, 2011”.

Capital Maritime is a privately held company and there is little publicly available information about it.

Capital Maritime is our largest customer, with ten of our 27 vessels currently chartered to it. In addition, our manager is a subsidiary of Capital Maritime. The ability of Capital Maritime to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair its financial strength, and because it is a privately held company, little or no information about its financial strength is publicly available. As a result, an investor in our common units might have little advance warning of problems Capital Maritime, even though these problems could have a material adverse effect on us.

Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning 5% or more of our units.

Holders of common units have only limited voting rights on matters affecting our business. We hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders (excluding Capital Maritime and its affiliates) elect five of the eight members of our board of directors. We do not currently have any outstanding subordinated units. The elected directors are elected on a staggered basis and serve for three-year terms. Our general partner in its sole discretion has the right to appoint the remaining three directors and to set the terms for which those directors will serve. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders have no right to elect our general partner and our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class and a majority vote of our board of directors. Currently, 48,098,362 common units are owned by non-affiliated public unitholders, representing a 69.3% common unitholder interest in us.

Our partnership agreement further restricts unitholders’ voting rights by providing that if any person or group, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of our board of directors, owns beneficially 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. As affiliates of our general partner, Capital Maritime and Crude Carriers Investments Corp. (“Crude Carriers Investments”), are not subject to this limitation.

As of December 31, 2011, the Marinakis family, including Evangelos M. Marinakis, our chairman, may be deemed to beneficially own a 32.1% interest in us through its beneficial ownership, amongst others, of Capital Maritime, which owned a 25.1% interest in us, including 17,763,305 common units and a 2% interest in us through its ownership of our general partner, and of Crude Carriers Investments, which owned a 4.6% interest in us.

Our general partner and its other affiliates own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to your detriment.

Our general partner effectively controls our day-to-day affairs consistent with policies and procedures adopted by and subject to the direction of our board of directors. Our general partner and its affiliates and our directors have a fiduciary duty to manage us in a manner beneficial to us and our unitholders. The common units owned by affiliates of our general partner have the same rights as our other outstanding common units. However, the officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Capital Maritime. Furthermore, all of the officers of our general partner and certain of our directors are directors or officers of Capital Maritime and its affiliates, and as such they have fiduciary duties to Capital Maritime that may cause them to pursue business strategies that disproportionately benefit Capital Maritime or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Capital Maritime and its affiliates, including our general partner and its officers, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. Please read “—Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors” below. These conflicts include, among others, the following situations:

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

•	our general partner may exercise its right to call and purchase our outstanding units if it and its affiliates own more than 90% of our common units.

Although a majority of our directors will over time be elected by common unitholders, our general partner will likely have substantial influence on decisions made by our board of directors. Please read “Item 7B: Related-Party Transactions” below.

The vote of a majority of our common unitholders is required to amend the terms of our partnership agreement, including votes by cast by affiliates of our general partner. As of December 31, 2011, a 32.1% interest in us may be deemed to be owned by affiliates of our general partner which can significantly impact any vote under the terms of our partnership agreement and may significantly affect your rights under the partnership agreement. In addition, affiliates of our general partner are not subject to the limitations on voting rights imposed on our other limited partners and may favor their own interests in any vote by our unitholders.

Under the terms of our partnership agreement, as amended, the affirmative vote of a majority of common units (or in certain cases a higher percentage), are required in order to amend the terms of the partnership agreement or to reach certain decisions or actions, including:

•	amendments to the definition of available cash, operating surplus, adjusted operating surplus;

•	changes in our cash distribution policy;

•	elimination of the obligation to pay the minimum quarterly distribution;

•	elimination of the obligation to hold an annual general meeting;

•	removal of any appointed director for cause;

•	transfer of the general partner interest;

•	transfer of the incentive distribution rights;

•	the ability of the board to sell, exchange or otherwise dispose of all or substantially all of our assets;

•	resolution of conflicts of interest;

•	withdrawal of the general partner;

•	removal of the general partner;

•	dissolution of the partnership;

•	change to the quorum requirements;

•	approval of merger or consolidation; and

•	any amendment to the partnership agreement.

Following the conversion of our subordinated units into common units in February 2009, the risk of any shortfall in the payment of the quarterly distribution is now borne by our common unitholders, including Capital Maritime and Crude Carriers Investments, equally.

Our partnership agreement further restricts unitholders’ voting rights by providing that if any person, other than our general partner or its affiliates, their transferees and persons who acquire units with the prior approval of our board of directors owns beneficially 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and that the voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. See “—Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning 5% or more of our units” above for more information. As affiliates of our general partner, Capital Maritime and Crude Carriers Investments are not subject to this limitation. In addition, Capital Maritime, our largest unitholder, may propose amendments to the partnership agreement that may favor its interests over yours and which may change or limit your rights under the partnership agreement.

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

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner:

•

The unitholders will be unable to remove our general partner without its consent because if general partner and its affiliates own sufficient units to be able to prevent such removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class and a majority vote of our board of directors is required to remove the general partner. As of December 31, 2011, the Marinakis family, including Evangelos M. Marinakis, our chairman, may be deemed to beneficially own a 32.1% interest in us through its beneficial ownership, amongst others, of Capital Maritime, and of Crude Carriers Investments.

•	Common unitholders elect five of the eight members of our board of directors. Our general partner in its sole discretion has the right to appoint the remaining three directors.

•

Election of the five directors elected by common unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

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

Substantial future sales of our units, issuance of debt securities or warrants, in the public market could cause the price of our units to fall.

On December 9, 2011, our Registration Statement on Form F-3 filed with the SEC during 2011 using a “shelf” registration process, as amended, was declared effective (the “2011 Form F-3”). Under this shelf registration process, we registered an indeterminate principal amount or number of our common units, preferred units, debt securities or warrants which may be issued in primary offerings from time to time at indeterminate prices, with an aggregate offering price not to exceed $500.0 million. The Form F-3 also covers any additional securities to be offered or issued from stock splits, stock dividends, recapitalizations or similar transactions we may enter into in the future.

The market price of our common units could decline due to sales of a large number of units in the market, including sales of units by our large unitholders, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that it deems appropriate to raise funds through future offerings of common units. To date, no securities have been offered under the 2011 Form F-3.

We may issue additional equity securities without your approval, which would dilute your ownership interests.

We may, without the approval of our unitholders, issue an unlimited number of additional units or other equity securities, including securities to Capital Maritime. During 2011 we issued 24,967,240 common units to holders of Crude Carriers’ shares, in a unit-for-share transaction consummated in September 2011 whereby Crude Carriers became a wholly owned subsidiary of ours. In addition, we issued 6,958,000 common units to Capital Maritime and 142,000 general partner units to our general partner in connection with the acquisition of the vessel owning company of the M/V Cape Agamemnon which we acquired in June 2011. During 2010 we financed the acquisition of two vessels from Capital Maritime through the issuance of additional common units through public offerings under our Form F-3 filed with the SEC on August 29, 2008. Previously we had financed a portion of the purchase price of two non-contracted vessels we acquired from Capital Maritime during the first half of 2008 through the issuance of additional common units directly to Capital Maritime. In addition, in August 2010, we issued a total of 795,200 restricted common units under our Omnibus Incentive Compensation Plan adopted in April 2008, as amended (the “Plan”). The issuance by us of additional units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the units may decline.

Our general partner has a limited call right that may require you to sell your units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 90% of the common units our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units or subordinated units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units or subordinated units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units.

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

Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably the State of Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the laws of the State of Delaware and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our general partner and its officers and directors than would unitholders of a limited partnership formed in the United States.

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

TAX RISKS

In addition to the following risk factors, you should read “Item 10E: Taxation” below for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our units.

U.S. tax authorities could treat us as a “passive foreign investment company”, which could have adverse U.S. federal income tax consequences to U.S. unitholders.

A foreign entity taxed as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes if (x) at least 75% of its gross income for any taxable year consists of certain types of “passive income”, or (y) at least 50% of the average value of the entity’s assets produce or are held for the production of those types of “passive income”. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. U.S. persons who own shares of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and projected method of operation, we believe that we are not currently a PFIC and we do not expect to become a PFIC in the future. We intend to treat our income from time chartering activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, no assurance can be given that the Internal Revenue Service (the “IRS”) or a United States court will accept this position, and there is accordingly a risk that the IRS or a United States court could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations. See “Item 10E: Taxation—PFIC Status and Significant Tax Consequences”.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the Internal Revenue Code of 1986, as amended (the “Code”), 50% of the gross shipping income of a vessel owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the U.S. is characterized as U.S. source shipping income and such income generally is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code. We believe that we and each of our subsidiaries will qualify for this statutory tax exemption, and we will take this position for U.S. federal income tax return reporting purposes. See “Item 10E: Taxation—The Section 883 Exemption”. However, there are factual circumstances, including some that may be beyond our control, which could cause us to lose the benefit of this tax exemption. In addition, our conclusion that we currently qualify for this exemption is based upon legal authorities that do not expressly contemplate an organizational structure such as ours. Although we have elected to be treated as a corporation for U.S. federal income tax purposes, for corporate law purposes we are organized as a limited partnership under Marshall Islands law. Our general partner will be responsible for managing our business and affairs and has been granted certain veto rights over decisions of our board of directors. Therefore, we can give no assurances that the IRS will not take a different position regarding our qualification, or the qualification of any of our subsidiaries, for this tax exemption.

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

We intend that our affairs and the business of each of our subsidiaries will be conducted and operated in a manner that minimizes income taxes imposed upon us and these subsidiaries or which may be imposed upon you as a result of owning our units. However, because we are organized as a partnership, there is a risk in some jurisdictions that our activities and the activities of our subsidiaries may be attributed to our unitholders for tax purposes and, thus, that you will be subject to tax in one or more non-U.S. countries, including Greece, as a result of owning our units if, under the laws of any such country, we are considered to be carrying on business there. If you are subject to tax in any such country, you may be required to file a tax return with and pay tax in that country based on your allocable share of our income. We may be required to reduce distributions to you on account of any withholding obligations imposed upon us by that country in respect of such allocation to you. The United States may not allow a tax credit for any foreign income taxes that you directly or indirectly incur.

We believe we can conduct our activities in a manner so that our unitholders should not be considered to be carrying on business in Greece solely as a consequence of acquiring, holding, disposing of or participating in the redemption of our units. However, the question of whether either we or any of our subsidiaries will be treated as carrying on business in any country, including Greece, will largely be a question of fact determined through an analysis of contractual arrangements, including the management and the administrative services agreements we have entered into with Capital Ship Management, and the way we conduct business or operations, all of which may change over time. The laws of Greece or any other foreign country may also change, which could cause the country’s taxing authorities to determine that we are carrying on business in such country and are subject to its taxation laws. Any foreign taxes imposed on us or any subsidiaries will reduce our cash available for distribution.

Item 4.	Information on the Partnership.

A.	History and Development of the Partnership

We are a master limited partnership formed as Capital Product Partners L.P. under the laws of the Marshall Islands on January 16, 2007. We maintain our principal executive headquarters at 3 Iassonos Street, Piraeus, 18537 Greece and our telephone number is +30 210 4584 950.

In March 2007, we entered into a 10-year revolving credit facility of up to $370.0 million with HSH Nordbank AG which is non-amortizing until June 2012 and can be used for acquisitions and for general partnership purposes. To date, we have used $366.5 million of this facility.

On April 3, 2007, we completed our IPO of 13,512,500 common units at a price of $21.50 per unit. We did not receive any proceeds from the sale of our common units. Capital Maritime used part of the proceeds from our IPO to repay the debt on the eight vessels that made up our fleet at the time of the IPO and concurrently transferred its interest in the vessel owning companies of these eight newly built, double hull medium range (“MR”) product tanker under medium or long-term time or bareboat charter vessels to us. Capital Maritime also paid the offering expenses, underwriting discounts, selling commissions and brokerage fees incurred in connection with the IPO. At the time of the IPO Capital Maritime also granted us a right of first offer under an omnibus agreement for any MR tankers in its fleet under charter for two or more years, giving us the opportunity to purchase additional vessels in the future and we also entered into agreements with Capital Ship Management, a subsidiary of Capital Maritime, to provide management and technical services in connection with these and future vessels.

At the time of the IPO we also entered into an agreement to acquire seven newbuildings from Capital Maritime, for a total purchase price of $368.0 million, at the time of their delivery to Capital Maritime. We took delivery of the first four vessels between May and September 2007 with the remaining three vessels delivered between January and August 2008.

In March 2008, we entered into an additional 10-year revolving credit facility of up to $350.0 million with HSH Nordbank AG which is non-amortizing until March 2013 and can be used to finance a portion of the purchase price of future acquisitions. To date, we have used $242.15 million of this facility, leaving capacity of $107.9 million, subject to compliance with the terms of the facility.

On February 13, 2009, we paid an exceptional non-recurring distribution of $1.05 per unit for the fourth quarter of 2008 to unitholders of record on February 10, 2009, bringing annual distributions to unitholders to $2.27 per unit for the year ended December 31, 2008, a level which under the terms of our partnership agreement resulted in the early termination of the subordination period and the automatic conversion of the subordinated units into common units. Our board of directors unanimously determined that taking into account the totality of relationships between the parties involved, the payment of this exceptional distribution was in our best interests taking into consideration the general economic conditions, our business requirements, risks relating to our business as well as alternative uses available for our cash. This exceptional distribution was funded from operating surplus and through a decrease in existing reserves.

In April 2009, we acquired all of Capital Maritime’s interest in its wholly owned subsidiaries that own the M/T Ayrton II and the M/T Agamemnon II, in exchange for all of our interest in our wholly owned subsidiaries that owned the M/T Atrotos and the M/T Assos.

In June 2009, we reached agreement with HSH Nordbank AG, whereby we amended the terms of both our 2007 and 2008 credit facilities effective for a three year period from the end of June 2009 to the end of June 2012. Under the terms of the amendments the fleet loan-to-value covenant was increased to 80% from 72.5%. It was also agreed to amend the manner in which market valuations of vessels are conducted. The interest margin was also increased to 1.35%-1.45% over LIBOR subject to the level of the asset covenants. All other terms in these credit facilities remained unchanged.

On February 23, 2010, we announced the issuance of 5,800,000 common units at a public offering price of $8.85 per common unit under our Registration Statement on Form F-3 dated August 29, 2008, as amended (the “2008 Form F-3”). An additional 481,578 common units were subsequently sold on the same terms following the partial exercise of the over-allotment option granted to the underwriters for the offering. Capital GP L.L.C., our general partner, participated in both the offering and the exercise of the over-allotment option and purchased an additional 128,195 units at the public offering price, thereby maintaining its 2% interest us. Aggregate proceeds, net of commissions but before expenses relating to the offering, were approximately $54.0 million. The net proceeds from the offering were used to acquire one MR tanker at an acquisition price of $43.0 million and for general partnership purposes.

On July 22, 2010, we held our annual general meeting of unitholders, at which time the two initial directors appointed by Capital Maritime and designated as Class III elected directors were re-elected by a majority of our common unitholders (excluding common units held by Capital Maritime). As of this annual meeting, a majority of our board is elected by our common unitholders, rather than appointed by our general partner.

On August 9, 2010, we announced the issuance of 5,500,000 common units at a public offering price of $8.63 per common unit under our 2008 Form F-3. An additional 552,254 common units were subsequently sold on the same terms following the partial exercise of the over-allotment option granted to the underwriters. Capital GP LLC, our general partner, participated in both the offering and the exercise of the over-allotment option and purchased an additional 123,515 units at the public offering price, thereby maintaining its 2% interest in us. Aggregate proceeds, net of commissions but before expenses relating to the offering, were approximately $50.8 million. The net proceeds from the offering were used to acquire one MR tanker at an acquisition price of $43.5 million and for general partnership purposes.

2011 Developments

Merger with Crude Carriers

On May 5, 2011 we entered into a definitive agreement to merge with Crude Carriers in a unit for share transaction whereby Crude Carriers would become a wholly owned subsidiary of ours. The exchange ratio was 1.56 of our units for each Crude Carriers share. Both we and Crude Carriers established Special Committees, consisting entirely of independent directors, to negotiate the terms of the merger agreement, and each of the Special Committees approved the transaction and recommended it to their respective boards of directors, which unanimously approved the transaction.

Evercore Partners served as the financial advisor to the Special Committee of our board of directors and Akin Gump Strauss Hauer & Feld LLP served as legal advisor. Jefferies & Co. served as the financial advisor to the Crude Special Committee and Jones Day served as legal advisor. Sullivan & Cromwell LLP was the legal advisor to Capital Maritime.

In September 2011, we completed the merger with Crude Carriers, which was approved by 60.3% of Crude Carriers’ unaffiliated shareholders voting as a separate class, representing approximately 97.9% of the total votes cast, at a special shareholders’ meeting. In connection with the merger, we issued an additional 24,967,240 common units to holders of Crude Carriers’ shares, which include 3,284,210 common units resulting from the conversion of Crude Carriers’ Class B Shares owned by Crude Carriers Investments and 623,064 common units resulting from the conversion of common shares issued under the Crude Carriers Equity Incentive Plan (the “Crude Plan”). We also approved the election of Dimitris Christacopoulos, an independent member of the Crude Carriers board, to our board of directors. Concurrently with the completion of the merger, and in order for our general partner to maintain its 2% interest in us, 499,346 common units owned by Capital Maritime were converted into general partner units.

For additional information regarding the merger with Crude Carriers please see our Registration Statement on Form F-4 filed with the SEC and declared effective on August 12, 2011 (our “Form F-4”) and Note 3 (Acquisitions) to our Financial Statements included herein.

Other Developments

In June 2011, we completed the acquisition of the vessel owning company of the M/V Cape Agamemnon and the attached charter from Capital Maritime. The vessel is under a charter to Cosco, amended in November 2011, for a ten-year period which commenced in July 2010. The acquisition was funded through $1.5 million from available cash and the incurrence of $25.0 million of debt under our 2011credit facility and the remainder through the issuance of 6,958,000 common units to Capital Maritime. The acquisition was approved by our board of directors following approval by the conflicts committee.

In June 2011, we entered into a new $25.0 million credit facility with Credit Agricole Emporiki Bank which is non-amortizing until June 2013 and is priced at LIBOR plus 3.25%. We used the full amount available under this facility in connection with the acquisition of the M/V Cape Agamemnon.

In September 2011, we completed the refinancing of Crude Carriers’ outstanding debt of $134.6 million using our 2008 credit facility. The refinanced amount is non-amortizing until June 2013.

In September 2011, pursuant to the terms of our merger agreement with Crude Carriers, we amended and restated the omnibus agreement we had entered into at the time of our IPO with Capital Maritime. Under the terms of the amended and restated omnibus agreement Capital Maritime and its controlled affiliates (other than us, our general partner and our subsidiaries) have agreed not to acquire, own or operate product or crude oil tankers with carrying capacity over 30,000 dwt under time or bareboat charters with a remaining duration, excluding any extension options, of at least twelve months at the earliest of the following dates: (a) the date the tanker to which such time or bareboat charter is attached is first acquired by Capital Maritime and its controlled affiliates and (b) the date on which a tanker owned by Capital Maritime or its controlled affiliates is put under such time or bareboat charter without the consent of our general partner or first offering such tanker vessel to us. Similarly, we may not acquire, own or operate product or crude oil tankers with carrying capacity under 30,000 dwt, other than vessels we had owned prior to the date of such restatement without first offering such tanker vessel first to Capital Maritime. In addition, both we and Capital Maritime have granted the other party a right of first offer on the transfer or re-chartering of any vessels with carrying capacity over 30,000 dwt.

On November 15, 2011, we held our annual general meeting of unitholders, at which time Pierre de Demandolx-Dedons was elected to act as Class I Director until our 2014 Annual Meeting of Limited Partners, replacing Robert P. Curt.

On December 9, 2011, our Registration Statement on Form F-3 filed with the SEC during 2011 using a “shelf” registration process, as amended, was declared effective. Under this 2011 Form F-3, we may sell, in one or more offerings, up to $500.0 million in total aggregate offering price of common units, preferred units, debt securities, including debt securities convertible into or exchangeable for common units or other securities, and warrants.

As of January 31, 2012, our fleet consisted of 27 double-hull, high specification tankers with 77% of the fleet total days in 2012 secured under period charter coverage. We currently have no capital commitments to purchase or build additional vessels. We intend to continue to evaluate potential acquisitions of vessels or businesses and to take advantage of our relationship with Capital Maritime in a prudent manner that is accretive to our unitholders and to long-term distribution growth.

Please see “—Our Fleet” below for more information regarding our vessels, their charters, charter rates and expirations, operating expenses and other information, “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Accounting for Acquisition and Disposal of Vessels and Merger with Crude Carriers Corp.” and “Item 5B: Liquidity and Capital Resources—Net Cash Used in Investing Activities” for more information regarding any acquisitions and “Item 7B: Related-Party Transactions” for a description of the terms of certain transactions.

B. Business Overview

We are an international tanker company and our vessels trade on a worldwide basis and are capable of carrying crude oil, refined oil products, such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and certain chemicals such as ethanol. Following the completion of our merger with Crude Carriers, which strengthened our balance sheet thereby increasing our financial flexibility and market access and laying a solid basis for potential future distribution growth, and the acquisition of the vessel owning company of the M/V Cape Agamemnon, our fleet consists of 27 modern high specification vessels (2.2 million dwt) with an average age of approximately 4.0 years as of January 31, 2012, including two VLCC (“Very Large Crude Carrier”) tankers, four Suezmax crude oil tankers, 18 modern MR tankers all of which are classed as IMO II/III vessels, two small product tankers and one Capesize bulk carrier. We currently charter 24 of our 27 vessels under medium to long-term time and bareboat charters (with an average remaining term of approximately 5.0 years as of January 31, 2012) to large charterers such as BP Shipping Limited, Petrobras, Cosco, Capital Maritime and subsidiaries of Overseas Shipholding Group Inc. and as of January 31, 2012, 77% of the fleet total days in 2012 are secured under period charter coverage. All our time and bareboat charters provide for the receipt of a fixed base rate for the life of the charter, and in the case of 13 of our 16 time charters, also provide for profit sharing arrangements in excess of the base rate. Please see “Profit Sharing Arrangements” below for a detailed description of how profit sharing is calculated. As of December 31, 2011, the Marinakis family, including Evangelos M. Marinakis, our chairman, may be deemed to beneficially own a 32.1% interest in us through its beneficial ownership, amongst others, of Capital Maritime and of Crude Carriers Investments.

Business Strategies

Our primary business objective is to pay a sustainable quarterly distribution per unit and to increase our distributions over time by executing on the following business strategies:

•

Maintain medium to long-term fixed charters. We believe that the medium to long-term, fixed-rate nature of our charters, our profit sharing arrangements, and our cost-efficient ship management operations under our agreements with Capital Ship Management provide visibility of revenues and cash flows in the medium to long-term. As our vessels come up for rechartering we will seek to redeploy them under contracts that reflect our expectations of the market conditions prevailing at the time. We believe that the young age of our fleet, which is one of the youngest in the industry, the high specifications of our vessels and our manager’s ability to meet the rigorous vetting requirements of some of the world’s most selective major international oil companies position us well to recharter our vessels.

•

Expand our fleet through accretive acquisitions. Following completion of our merger with Crude Carriers in September 2011 our fleet consists of 27 vessels, compared to eight vessels at the time of our IPO in 2007. We intend to continue to evaluate potential acquisitions of both newbuildings and second-hand vessels from Capital Maritime and third parties and to take advantage of our unique relationship with Capital Maritime to make strategic acquisitions in the medium to long-term in a prudent manner that is accretive to our unitholders and to long-term distribution growth. In addition, we may pursue opportunities for acquisitions of, or combinations with, other shipping businesses.

•

Capitalize on our relationship with Capital Maritime and expand our relationship with our existing and new charterers. We believe that we can leverage our relationship with Capital Maritime and its ability to meet the rigorous vetting processes of leading oil companies in order to attract new customers. We may increase the number of vessels we charter to our existing charterers, including Capital Maritime, in order to expand our relationship with them and satisfy their diverse trading requirements. In addition, we plan to enter into charter agreements with new customers in order to maintain a portfolio of charters that is diverse from a customer, geography and maturity perspective.

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

Competitive Strengths

We believe that we are well-positioned to execute our business strategies and our future prospects for success are enhanced because of the following competitive strengths:

•

Strong relationship with Capital Maritime. We believe our strong relationship with Capital Maritime and its affiliates provides numerous benefits which are essential to our long-term growth and success. Capital Maritime has a well-established reputation within the shipping industry and strong relationships with many of the world’s leading oil companies, commodity traders and shipping companies. We also benefit from Capital Maritime’s expertise in technical fleet management and its ability to meet the rigorous vetting requirements of some of the world’s most selective major international oil companies, including BP p.l.c., Chevron Corporation, Conoco-Phillips Inc., ExxonMobil Corporation, Royal Dutch Shell plc, Statoil ASA, Total S.A. and many others. Furthermore, we benefit from the diverse trading requirements of Capital Maritime, our largest customer, allowing us to expand our chartering relationship with them.

•

Modern, high specification product and crude tanker fleet. The 18 MR tankers that form part of our fleet of 27 modern high specification vessels (2.2 million dwt) are all classed as IMO II/III vessels, which, in addition to the Ice Class 1A classification notation of many of our vessels, provide a high degree of flexibility to our charterers as to what cargoes they can choose to trade as they employ our fleet. We also believe that the range in size and the geographic flexibility of our fleet are attractive to our charterers, allowing them to consider a variety of trade routes and cargoes. With an average age of approximately 4.0 years as of January 31, 2012, our fleet is one of the youngest fleets of its size in the industry and the youngest among US listed partnerships. Finally, we believe our vessels’ compliance with existing and expected regulatory standards, the high technical specifications of our vessels and our fleet’s flexibility to transport a wide variety of refined products and crude oil across a wide range of trade routes is attractive to our existing and potential charterers.

•

Financial strength and flexibility. The completion of our merger with Crude Carriers in September 2011 strengthened our balance sheet by increasing our assets relative to our debt and thereby increasing our financial flexibility and laying a solid basis for potential future distribution growth. We believe that the terms of our amended credit facilities enhance our financial strength and increase our flexibility to realize potential new vessel acquisitions from Capital Maritime and third parties. We also believe our financial strength also positions us well to be a strong counterparty to our charterers as they seek financially sound counterparties to enter into long term contracts with.

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

•	Overseas Shipholding Group Inc., one of the largest independent shipping companies in the world operating crude and product tankers with a fleet of over 100 owned and operated vessels.

•

Petroleo Brasileiro S.A. (Petrobras), the Brazilian state-run energy company, is an integrated oil and gas company with interests in exploration, production, refining, marketing and distribution. Petrobras also operates a fleet of close to 200 vessels and is listed on the New York Stock Exchange. Petrobras is one of the world’s biggest companies in the world by market value.

•	Arrendadora Ocean Mexicana S.A. de C.V., is a Mexican company specializing in the supply and operation of vessels for the offshore oil and gas industry.

•

Capital Maritime & Trading Corp., an established shipping company with activities in the sea transportation of wet (crude oil, oil products, chemicals) and dry cargos worldwide with a long history of operating and investing in the shipping markets.

•

Cosco Bulk Carrier Co. Ltd., is an affiliate of the COSCO Group which is one of the largest drybulk charterers globally. The COSCO Group, listed on the Hong Kong Stock Exchange is believed to be China’s largest group specializing in global shipping, modern logistics and ship building and repairing. COSCO Group currently owns and controls over 800 modern merchant vessels with a total tonnage of 56 million dwt and an annual carrying capacity of 400 million tons.

For the year ended December 31, 2011, BP Shipping Limited, Capital Maritime and subsidiaries of Overseas Shipholding Group Inc accounted for 32%, 24% and 11% of our revenues, respectively. For the year ended December 31, 2010, BP Shipping Limited, Morgan Stanley Capital Group Inc. and subsidiaries of Overseas Shipholding Group Inc. accounted for 49%, 11% and 11% of our revenues, respectively, as compared to 54%, 20% and 11% of our revenues, respectively for the year ended December 31, 2009.The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.

Our Management Agreements

We have entered into three separate technical and commercial management agreements with Capital Ship Management, a subsidiary of Capital Maritime, for the management of our fleet. Each vessel in our fleet is managed under the terms of one of the following three agreements:

•

Fixed fee management agreement: At the time of our IPO we entered into an agreement with our manager, according to which our manager provides us with certain commercial and technical management services for a fixed daily fee per managed vessel which covers the commercial and technical management services, the respective vessels’ operating costs such as crewing, repairs and maintenance, insurance, stores, spares, and lubricants as well as the cost of the first special survey or next scheduled drydocking, of each vessel. In addition to the fixed daily fees payable under the management agreement, Capital Ship Management is entitled to supplementary compensation for Extraordinary Fees and Costs (as defined in the agreement) of any additional direct and indirect expenses it reasonably incurs in providing these services, which may vary from time to time. We also pay a fixed daily fee per bareboat chartered vessel in our fleet, mainly to cover compliance and commercial costs, which include those costs incurred by our manager to remain in compliance with the oil majors’ requirements, including vetting requirements.

•

Floating fee management agreement: In June 2011, we entered into an agreement with our manager based on actual expenses with an initial term of five years per managed vessel. Under the terms of this agreement we compensate our manager for expenses and liabilities incurred on our behalf while providing the agreed services to us, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled drydocking are borne by us and not by our manager. We also pay our manager a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index.

•

Crude Carriers management agreement: In September 2011, we completed our merger with Crude Carriers. The five crude tanker vessels we acquired as part of the merger continue to be managed under a management agreement entered into in March 2010, as amended, with Capital Ship Management whose initial term expires on December 31, 2020. Under the terms of this agreement we compensate our manager for all of its expenses and liabilities incurred on our behalf while providing the agreed services to us, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating and administrative costs. We also pay our manager management the following fees (a) a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index; (b) a sale & purchase fee equal to 1% of the gross purchase or sale price upon the consummation of any purchase or sale of a vessel acquired by Crude Carriers; and (c) a commercial services fee equal to 1.25% of all gross charter revenues generated by each vessel for commercial services rendered. The manager has the right to terminate the Crude Carriers management agreement and, under certain circumstances, could receive substantial sums in connection with such termination; however, even if our board of directors or our unitholders are dissatisfied with the manager, there are limited circumstances under which we can terminate this management agreement. This termination fee was initially set at $9.0 million in March 2011 and increases on each one-year anniversary during which the management agreement remains in effect (on a compounding basis) in accordance with the total percentage increase, if any, in the Consumer Price Index over the immediately preceding twelve months. As of March 2011 this termination fee had been adjusted to $9.2 million.

We expect that as the fixed fee management agreement expires for certain of our vessels, such vessels, and any additional acquisitions we make in the future, shall be managed under the floating fee management agreement. Under the terms of all three agreements, Capital Ship Management may provide these services to us directly or it may subcontract for certain of these services with other entities, including other Capital Maritime subsidiaries.

The table below sets out, as of January 31, 2012, the management agreement under which each vessel in our fleet is managed.

Vessel Name	Fixed fee management agreement	Floating fee management agreement	Crude management agreement
M/T Atlantas (M/T British Ensign)	X	—	—
M/T Assos (M/T Insurgentes)	X	—	—
M/T Aktoras (M/T British Envoy)	X	—	—
M/T Agisilaos	until Nov 4, 2011	as of Dec 5, 2011	—
M/T Arionas	until Aug 3, 2011	as of Aug 4, 2011	—
M/T Avax	X	—	—
M/T Aiolos (M/T British Emissary)	X	—	—
M/T Axios	X	—	—
M/T Atrotos (M/T El Pipila)	X	—	—
M/T Akeraios	X	—	—
M/T Apostolos	X	—	—
M/T Anemos I	X	—	—
M/T Attikos	X	—	—
M/T Alexandros II (M/T Overseas Serifos)	X	—	—
M/T Amore Mio II	X	—	—
M/T Aristofanis	X	—	—
M/T Aristotelis II (M/T Overseas Sifnos)	X	—	—
M/T Aris II (M/T Overseas Kimolos)	X	—	—
M/T Agamemnon II	X	—	—
M/T Ayrton II	X	—	—

M/T Alkiviadis	X	—	—
M/V Cape Agamemnon	—	as of Jun 10, 2011	—
M/T Miltiadis M II	—	—	as of Sep 30, 2011
M/T Alexander the Great	—	—	as of Sep 30, 2011
M/T Achilleas	—	—	as of Sep 30, 2011
M/T Amoureux	—	—	as of Sep 30, 2011
M/T Aias	—	—	as of Sep 30, 2011

Our Fleet

At the time of our IPO on April 3, 2007, our fleet consisted of eight vessels. Since that date, the size of our fleet has greatly increased in terms of both number of vessels and carrying capacity and currently consists of 27 vessels of various sizes with an average age of approximately 4.0 years and average remaining term under our charters of approximately 5.0 years (as of January 31, 2012).

We intend to continue to take advantage of our unique relationship with Capital Maritime and, subject to prevailing shipping, charter and financial market conditions and the approval of our board of directors, make strategic acquisitions in the medium to long term in a prudent manner that is accretive to our unitholders and to long-term distribution growth. In addition, we may pursue opportunities for acquisitions of, or combinations with, other shipping businesses. Pursuant to the amended and restated omnibus agreement we have entered into with Capital Maritime pursuant to our merger with Crude Carriers Capital Maritime has granted us a right of first offer for any product or crude oil tankers in its fleet with carrying capacity over 30,000 dwt under time or bareboat charter with a remaining duration or at least twelve months. Capital Maritime is, however, under no obligation to fix any of these vessels under charters of longer than twelve months. Please read “Item 7B: Related-Party Transactions” for a detailed description of our amended and restated omnibus agreement with Capital Maritime.

The table below provides summary information as of January 31, 2012, about the vessels in our fleet, as well as their delivery date or expected delivery date to us and their employment, including earliest possible redelivery dates of the vessels and relevant charter rates. The table also includes the daily management fee and approximate expected termination date of the respective management agreement with Capital Ship Management with respect to each vessel. Sister vessels, which are vessels of similar specifications and size typically built at the same shipyard, are denoted by the same letter in the table. We believe that sister vessels provide a number of efficiency advantages in the management of our fleet.

All of the vessels in our fleet are or were designed, constructed, inspected and tested in accordance with the rules and regulations of Det Norske Veritas (“DNV”), Lloyd’s Register of Shipping (“Lloyd’s”) or the American Bureau of Shipping (“ABS”) and were under time or bareboat charters from the time of their delivery.

VESSELS IN OUR FLEET AS OF JANUARY 31, 2012
Vessel name	Sister Vessels[1]	Year built	DWT	OPEX (per day)[2]	Management Agreement Expiration	Charter Duration/ Type[3]	Expiry of Charter[4]	Daily Charter Rate (Net)			Profit Share[5]	Charterer[6]	Description

PRODUCT TANKERS

Atlantas[7]	A	2006	36,760	$500	Mar 2016	8-yr BC	Mar 2014		$13,433			BP	Ice Class 1A IMO II/III Chemical/ Product
Aktoras[7]	A	2006	36,759	$500	Mar 2016	8-yr BC	Jun 2014		$13,433			BP
Aiolos[7]	A	2007	36,725	$500	Jan 2017	8-yr BC	Feb 2015		$15,000	[8]		BP
Agisilaos	A	2006	36,760	Floating	Dec 2016	1-yr TC	Jul 2012		$13,331		✓	CMTC
Arionas	A	2006	36,725	Floating	Aug 2016	1-yr TC	Sep 2012		$13,628		✓	CMTC
Axios	B	2007	47,872	$5,500	Dec 2011-Mar 2012	1-yr TC	Feb 2012		$13,095		✓	PTRB
Avax	B	2007	47,834	$5,500	Dec 2011-Mar 2012	1-yr TC	Apr 2012		$13,825		✓	CMTC
Akeraios	B	2007	47,781	$5,500	May-Aug 2012	1-yr TC	Jun 2012		$13,825		✓	CMTC
Anemos I	B	2007	47,782	$5,500	Jul-Oct 2012	3-yr TC	Aug 2013		$14,259			PTRB
Apostolos	B	2007	47,782	$5,500	Jul-Oct 2012	2-yr TC	Sep 2012		$14,000		✓	BP
Attikos	C	2005	12,000	$5,500	Sep-Nov 2012	Spot	—		—			—	Chem./Prod. IMO III
Alexandros II9	D	2008	51,258	$250	Dec 2012-Mar 2013	10-yr BC	Dec 2017		$13,000			OSG	IMO II/III Chem./Prod.
Aristofanis	C	2005	12,000	$5,500	Mar-Apr 2013	Spot	—		—			—	Chem./Prod. IMO III
Aristotelis II9	D	2008	51,226	$250	Mar-Jun 2013	10-yr BC	May 2018		$13,000			OSG	IMO II/III Chem./Prod.
Aris II9	D	2008	51,218	$250	May-Aug 2013	10-yr BC	Jul 2018		$13,000			OSG
Agamemnon II10	D	2008	51,238	$6,500	Oct 2013	1-yr TC	Dec 2012		$14,000		✓	BP
Ayrton II10	D	2009	51,260	$6,500	Mar 2014	2-yr TC	Mar 2012		$22,000	[11]	✓	BP
Atrotos[10,12]	B	2007	47,786	$500	Mar 2014	5-yr BC	Mar 2014		$16,825			ARR	Ice Class 1A IMO II/III Chem./Prod.
Alkiviadis	A	2006	36,721	$7,000	Jun 2015	2-yr TC	Jun 2012		$12,838		✓	CMTC
Assos [10,12]	B	2006	47,872	$500	Mar 2014	5-yr BC	Mar 2014		$16,825			ARR

CRUDE TANKERS

Alexander the Great	F	2010	297,958	Crude	Dec 2020	3-yr TC13	Oct 2014	$	— [14]		✓	CMTC	VLCC
Achilleas	F	2010	297,863	Crude	Dec 2020	3-yr TC13	Dec 2014	$	— [14]		✓	CMTC
Amoureux	G	2008	149,993	Crude	Dec 2020	3-yr TC13	Oct 2014	$	— [15]		✓	CMTC	Suezmax
Aias	G	2008	150,393	Crude	Dec 2020	3-yr TC13	Oct 2014	$	— [15]		✓	CMTC
Amore Mio II	E	2001	159,982	$8,500	Mar-Apr 2013	11-14-mo TC	Oct 2012		$18,022			CMTC
Miltiadis M II	H	2006	162,397	Crude	Dec 2020	Spot	—		—			—	Ice Class 1A Suezmax

DRYBULK VESSEL

Cape Agamemnon	I	2010	179,221	Floating	Jun-2016	10-yr TC	Jun 2020		$40,090			COSCO

TOTAL FLEET DWT:			2,233,166

1	Sister vessels are denoted in the tables by the same letter as follows: (A), (B): these vessels were built by Hyundai MIPO Dockyard Co., Ltd., South Korea, (C): these vessels were built by Baima Shipyard, China, (D): these vessels were built by STX Shipbuilding Co., Ltd., South Korea, (E),(H): these vessels were built by Daewoo Shipbuilding and Marine Engineering Co., Ltd., South Korea. (F): these vessels were built by Universal Shipbuilding Corp. Ariake, Japan. (G): these vessels were built by Universal Shipbuilding Corp., Ariake, Japan. (I) This vessel was built by Sungdong Shipbuilding & Marine Engineering Co., Ltd., South Korea.
2	Floating: These vessels are managed under the floating fee management agreement entered into with our manager. Crude: These vessels managed under the Crude management agreement entered into between Crude and our manager. The remaining vessels are managed under the fixed fee management agreement entered into with our manager. For additional details regarding our management agreements please see “—Management Agreements” above.
3	TC: Time Charter, BC: Bareboat Charter, Spot: Vessel is currently trading on the spot market.
4	Earliest possible redelivery date. For product tankers the redelivery date is +/–30 days at the charterer’s option. For Crude Tankers CMTC has the option to extend annually for up to an additional two years at revised rates. (See Footnote 14 and Footnote 15 below for additional information).
5	Product Tankers: 50/50 profit share element for all vessels applies only to voyages that breach Institute Warranty Limits (“IWL”). The amounts received under these profit-sharing arrangements are subject to the same commissions payable on the gross charter rates. Crude Tankers 50/50 profit share on actual earnings settled every 6 months for the first 12 months of the TC.
6	BP: BP Shipping Limited. OSG: certain subsidiaries of Overseas Shipholding Group Inc. CMTC: Capital Maritime & Trading Corp. (our Sponsor). PTRB: Petroleo Brasileiro S.A. (Petrobras). ARR: Arrendadora Ocean Mexicana, S.A. de C.V. COSCO: Cosco Bulk Carrier Co. Ltd., an affiliate of the COSCO Group.
7	For the duration of the BC these vessels have been renamed British Ensign, British Envoy and British Emissary, respectively.

8	The last three years of the BC will be at a daily charter rate of $13,433 (net).
9	For the duration of the BC these vessels have been renamed: Overseas Serifos, Overseas Sifnos and Overseas Kimolos. OSG has an option to purchase each vessel at the end of the eighth, ninth or tenth year of its charter for $38.0 million, $35.5 million and $33.0 million, respectively, which option is exercisable six months before the date of completion of the relevant year of the charter. The expiration date above may therefore change depending on whether the charterer exercises its purchase option.
10	The M/T Agamemnon II and the M/T Ayrton II were acquired in exchange for the M/T Assos (which was part of our fleet at the time of the IPO) and the M/T Atrotos (which was acquired from Capital Maritime in May 2007) on April 7 and April 13, 2009, respectively. We subsequently re-acquired the M/T Atrotos and the M/T Assos from Capital Maritime in February and August 2010, respectively. Capital Maritime had granted us an offer to acquire all four vessels under the terms of the omnibus agreement.
11	The charter of the M/T Ayrton II was extended for 24 months (+/- 1 month) at a net daily charter rate of $14,000 for the first 12 month period and at a net daily charter rate of $15,000 for the second 12 month period and is subject to profit sharing arrangements for breaching IWL. The charter is expected to commence in April 2012.
12	For the duration of the BC these vessels have been renamed M/T El Pipila and M/T Insurgentes. ARR has subsequently delivered these vessels to the state-owned Mexican petroleum company Petroleos Mexicanos (“Pemex”).
13	CMTC has the option to extend the charter for an additional twelve month period annually, for up to an additional two years in total.
14	The rate for the first year of the charter is $27,650 net per day. CMTC has the option to extend the TC for a second year at $33,575 net per day and for a third year at $37,525 net per day with the same profit share arrangements.
15	The rate for the first year of the charter is $19,750 net per day. CMTC has the option to extend the TC for a second year at $23,700 net per day and for a third year at $27,650 net per day with the same profit share arrangements.
16	Pursuant to our omnibus agreement with Capital Maritime, Capital Maritime has granted us a right of first offer for any product or crude tanker vessels with carrying capacity over 30,000dwt under time or bareboat charter with remaining duration of at least twelve months. We are under no obligation to exercise such right.

Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In “Critical Accounting Policies —Vessel lives and impairment” in Item 5 below, we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2011, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind. Our estimates are based on the average of two estimated market values for our vessels received from third party independent shipbrokers and approved by our banks. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

Vessels	Date acquired by us	Carrying value as at December 31, 2011 (in million of United States dollars)

M/T Atlantas	04/04/2007	$25.5

M/T Assos	04/04/2007 & 08/16/2010	$32.3	*
M/T Aktoras	04/04/2007	$25.9
M/T Agisilaos	04/04/2007	$26.5
M/T Arionas	04/04/2007	$26.8
M/T Avax	04/04/2007	$29.9
M/T Aiolos	04/04/2007	$26.7
M/T Axios	04/04/2007	$30.3

M/T Atrotos	05/08/2007 & 03/01/2010	$30.9
M/T Akeraios	07/13/2007	$30.8
M/T Apostolos	09/20/2007	$34.3	*
M/T Anemos I	09/28/2007	$34.3	*
M/T Attikos	09/24/2007	$8.9
M/T Alexandros II	01/29/2008	$39.9	*
M/T Amore Mio II	03/27/2008	$69.0	*
M/T Aristofanis	04/30/2008	$9.6
M/T Aristotelis II	06/17/2008	$40.4	*
M/T Aris II	08/20/2008	$40.6	*
M/T Agamemnon II	04/07/2009	$42.3	*
M/T Ayrton II	04/13/2009	$41.9	*
M/T Alkiviadis	06/30/2010	$28.6	*
M/V Cape Agamemnon	06/09/2011	$50.4	*
M/T Alexander the Great	09/30/2011	$94.1	*
M/T Achilleas	09/30/2011	$94.1	*
M/T Miltiadis M II	09/30/2011	$52.6	*
M/T Amoureux	09/30/2011	$53.7	*
M/T Aias	09/30/2011	$53.7	*

Total		$1,074

*	Indicates vessels, for which we believe, as of December 31, 2011, the basic charter-free market value is lower than the vessel’s carrying value as of December 31, 2011. We believe that the aggregate carrying value of these vessels, assessed separately, exceeds their aggregate basic charter-free market value by approximately $92.7 million. As further discussed in “Critical Accounting Policies—Vessel lives and impairment” below, we believe that the carrying values of our vessels as of December 31, 2011, were recoverable as the undiscounted projected net operating cash flows of these vessels exceeded their carrying value by a significant amount.

Our Charters

Twenty four of the 27 vessels in our fleet are under medium to long-term time or bareboat charters with an average remaining term under our charters of approximately 5.0 years as of January 31, 2012. Three of our vessels currently trade on the spot market and, under certain circumstances, we may operate additional vessels in the spot market until they have been fixed under appropriate medium to long-term charters. As our vessels come up for rechartering, depending on the prevailing market rates, we may not be able to recharter them at levels similar to their current charters which may affect our future cash flows from operations. Please see “—Our Fleet” above, including the chart and accompanying notes, for more information on our time and bareboat charters, including counterparties, expected expiration dates of the charters and daily charter rates.

Time Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel’s owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate and the charterer is responsible for substantially all vessel voyage costs except for commissions which are assumed by the owner. The basic hire rate payable under the charters is a previously agreed daily rate, as specified in the charter, payable at the beginning of the month in U.S. Dollars. We currently have 16 vessels under time charter agreements of which 13 contain profit-sharing provisions that allow us to realize at a pre-determined percentage additional revenues when spot rates or actual charter rates are higher than the base rates incorporated in our charters or, in some instances, through greater utilization of our vessels by our charterers.

BP and Capital Maritime Profit Sharing Arrangements

The profit sharing arrangements for our product tanker vessels under time charter with BP Shipping Limited and Capital Maritime are based on the calculation of the time charter equivalent (“TCE”) according to the “last to next” principle and are only applicable to voyages during which Institute Warranty Limits (“IWL”) have been breached. In such event, we receive the basic net hire rate plus 50% of the excess over the gross hire rate. This means that actual voyage revenues earned and received, actual expenses incurred and actual time taken to perform the voyage are used for the purpose of the calculation. The charterer is obliged to provide us with a copy of each fixture note and all reasonable documentation with respect to items of cost and earnings referring to each voyage during which Institute Warranty Limits have been breached. If the average daily TCE is less than or equal to the basic gross hire rate, then we receive the basic net hire rate only. If the average daily TCE for any voyage where IWL have been breached exceeds the basic gross hire rate, then we receive the basic net hire rate plus 50% of the excess over the gross hire rate. The profit share with both Capital Maritime and BP Shipping Limited is calculated and settled the next calendar month following the completion of the voyage.

The profit sharing arrangements for our crude tanker vessels under time charter with Capital Maritime, with the exception of the M/T Amore Mio II where there are no profit sharing arrangements, are based on the calculation of the vessels’ actual earnings and are settled every 6 months. In the event actual TCE over that period is higher than the agreed daily charter rate of the vessel, we receive the basic net hire rate plus 50% of the excess over the gross daily charter rate. This means that actual voyage revenues earned and received, actual expenses incurred and actual time taken to perform the voyages during that period are used for the purpose of the calculation. The charterer is obliged to provide us with a copy of each fixture note and all reasonable documentation with respect to items of cost and earnings.

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

Spot Charters

A spot charter generally refers to a voyage charter or a trip charter or a short term time charter. We currently have three vessels trading in the spot market.

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

Management of Ship Operations, Administration and Safety

Capital Maritime, through its subsidiary Capital Ship Management, provides expertise in various functions critical to our operations. This enables a safe, efficient and cost-effective operation and, pursuant to the management and administrative services agreements we have entered into with Capital Ship Management, grants us access to human resources, financial and other administrative services, including bookkeeping, audit and accounting services, administrative and clerical services, banking and financial services, client, investor relations, information technology and technical management services, including commercial management of the vessels, vessel maintenance and crewing (not required for vessels subject to bareboat charters), purchasing, insurance and shipyard supervision.

We have entered into three separate technical and commercial management agreements with Capital Ship Management for the management of our fleet: the fixed fee management agreement, the floating fee management agreement and, with respect to the vessels acquired as part of the merger with Crude Carriers, the Crude Carriers management agreement. Each vessel in our fleet is managed under the terms of one of these three agreements. The aggregate management fees paid to Capital Ship Management for the year ended December 31, 2011, was $30.5 million as compared to $30.3 million for the year ended December 31, 2010.

For a more detailed description of the three management agreements and administrative services agreements we have entered into with Capital Ship Management please read “—Our Management Agreements” above, and “Item 7B: Related-Party Transactions—Transactions entered into during the year ended December 31, 2012” and “—Transactions entered into during the year ended December 31, 2011” below.

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

We believe Capital Maritime and Capital Ship Management are among a small number of ship management companies to have undergone and successfully completed audits by seven major international oil companies in the last few years (i.e., BP p.l.c., Chevron Corporation, Conoco-Philips Inc., ExxonMobil Corporation, Royal Dutch Shell plc, StatoilHydro ASA and Total S.A.)

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

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship-owner within prescribed time limits. Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. All of our vessels are certified as being “in class” by Lloyd’s, ABS and DNV. All new and secondhand vessels that we may purchase must be certified prior to their delivery under our standard agreements. If any vessel we contract to purchase is not certified as “in class” on the date of closing, we will have no obligation to take delivery of such vessel.

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

•	War Risks insurance covers such items as piracy and terrorism.

•	Freight, Demurrage & Defense cover is a form of legal costs insurance which responds as appropriate to the costs of prosecuting or defending commercial (usually uninsured operating) claims.

Not all risks are insured and not all risks are insurable. The principal insurable risks which nevertheless remain uninsured across the fleet are “loss of hire” and “strikes.” We do not insure these risks because the costs are regarded as disproportionate to the benefit.

The following table sets forth certain information regarding our insurance coverage as of December 31, 2011.

Type	Aggregate Sum Insured For All Vessels in our Existing Fleet*

Hull and Machinery	$1.41 billion (increased value insurance (including excess liabilities) provides additional coverage).
Increased Value (including Excess Liabilities)	Up to $380.56 million additional coverage in total.
Protection and Indemnity (P&I)	Pollution liability claims: limited to $1.0 billion per vessel per incident.
War Risk	$1.79 billion

*	Certain of our bareboat charterers are responsible for the insurance on the vessels. The values attributed to those vessels are in line with the values agreed in the relevant charters as augmented by separate insurances.

The International Shipping Industry

The seaborne transportation industry is a vital link in international trade, with ocean going vessels representing the most efficient and often the only method of transporting large volumes of basic commodities and finished products. Demand for oil tankers is dictated by world oil demand and trade, which is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States, China and India. The drybulk trade is influenced by the underlying demand for the drybulk commodities, which, in turn, is influenced by the level of worldwide economic activity. Generally, growth in gross domestic product, or GDP, and industrial production correlate with peaks in demand for marine drybulk transportation services.

Shipping demand, measured in tonne-miles, is a product of (a) the amount of cargo transported in ocean going vessels, multiplied by (b) the distance over which this cargo is transported. The distance is the more variable element of the tonne-mile demand equation and is determined by seaborne trading patterns, which are principally influenced by the locations of production and consumption. Seaborne trading patterns are also periodically influenced by geo-political events that divert vessels from normal trading patterns, as well as by inter-regional trading activity created by commodity supply and demand imbalances. Tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity as well as the long-term impact of oil prices on the location and related volume of oil production. Tonnage of oil shipped is also influenced by transportation alternatives (such as pipelines) and the output of refineries.

Demand for tankers and tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity as well as the long-term impact of oil prices on the location and related volume of oil production. Tonnage of oil shipped is also influenced by transportation alternatives (such as pipelines) and the output of refineries. While global oil demand returned to growth in 2010, the crude tanker market experienced on average a more limited improvement, as the supply of crude tankers remained at historically high levels. According to the International Energy Agency (the “IEA”), global oil product demand for 2011 has been revised as of December 13, 2011 to 89.0 mb/day compared to 88.3 mb/day during 2010. The IEA expects 2012 oil demand to grow by 1.46% to 90.3 mb/day.

Competition

We operate in a highly fragmented, highly diversified global market with many charterers, owners and operators of vessels.

Competition for charters can be intense and the ability to obtain favorable charters depends, in addition to price, on a variety of other factors, including the location, size, age, condition and acceptability of the vessel and its operator to the charterer and is frequently tied to having an available vessel which has met the strict operational and financial standards established by the oil major companies to pre-qualify or vet tanker operators prior to entering into charters with them. Although we believe that at the present time no single company has a dominant position in the markets in which we compete, that could change and we may face substantial competition for medium to long-term charters from a number of experienced companies who may have greater resources or experience than we do when we try to recharter our vessels, especially as a large number of our vessels will come off charter during 2012. However,

Capital Maritime is amongst a small number of ship management companies that has undergone and successfully completed (office) assessments by seven major international oil companies in the last few years, including audits with BP p.l.c., Chevron Corporation, Conoco-Philips Inc., ExxonMobil Corporation, Royal Dutch Shell plc, StatoilHydro ASA and Total S.A. We believe our ability to comply with the rigorous standards of major oil companies, relative to less qualified or experienced operators, allows us to effectively compete for new charters.

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

It is our policy to operate our vessels in full compliance with applicable environmental laws and regulations. However, regulatory programs are complex and because such laws and regulations frequently change and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these and any future requirements or the impact of these and any future requirements on the resale value or useful lives of our vessels.

United States Requirements

The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and the cleanup of oil spills, primarily through OPA 90, CERCLA and certain coastal state laws.

OPA 90 affects all vessel owners and operators shipping oil or petroleum products to, from, or within U.S. waters. The law phases out the use of tankers having single-hulls and can effectively impose unlimited liability on vessel owners and operators in the event of an oil spill. Under OPA 90, vessel owners, operators and bareboat charterers are liable, without regard to fault, for all containment and clean-up costs and other damages, including natural resource damages, and for certain economic losses, arising from oil spills and pollution from their vessels. Effective July 31, 2009, the U.S. Coast Guard adopted interim regulations that adjusted the limits of OPA liability for environmental damages for double-hull vessels to the greater of $2,000 per gross ton or $17,088,000 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation), unless the incident was caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability was unlimited. In addition, OPA 90 does not preempt state law and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Coastal states have enacted pollution prevention, liability and response laws, many providing for unlimited liability. As a result of the oil spill in the Gulf of Mexico resulting from the explosion of the Deepwater Horizon drilling rig, bills have been introduced in both houses of the U.S. Congress to increase the limits of OPA liability for all vessels, including tanker vessels.

CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a liability regime that provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying any hazardous substances as cargo, or $0.5 million for any other vessel, per release of or incident involving hazardous substances. These limits of liability do not apply if the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

The financial responsibility regulations for tankers issued under OPA 90 also require owners and operators of vessels entering U.S. waters to obtain, and maintain with the U.S. Coast Guard, Certificates of Financial Responsibility, or COFRs, in the amount sufficient to meet the maximum aggregate liability under OPA 90 and CERCLA. All of our vessels that need COFRs have them.

We insure each of our tankers with pollution liability insurance in the maximum commercially available amount of $1.0 billion per incident. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business. OPA 90 requires that tankers over 5,000 gross ton calling at U.S. ports have double hulls. All of the vessels in our fleet have double hulls.

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

The Clean Air Act requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The Clean Air Act also requires states to draft State Implementation Plans (“SIPs”) designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Individual states, including California, have also attempted to regulate vessel emissions within state waters. California also has adopted fuel content regulations that will apply to all vessels sailing within 24 miles of the California coastline and whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. In addition, on March 26, 2010, IMO designated the area extending 200 miles from the U.S. territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Emission Control Areas under recent amendments to the Annex VI of MARPOL (discussed below). In addition, regulatory initiatives to required cold-ironing (shore-based power while docked) are under consideration in a number of jurisdictions to reduce air emissions from docked ships. These or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA, the states or local jurisdictions where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

International Requirements

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. The MEPC adopted amendments to Annex VI to the MARPOL, which entered into force on July 1, 2010, regarding particulate matter, nitrogen oxide and sulfur oxide emissions. The revised Annex VI reduces air pollution from vessels by, among other things (i) implementing a progressive reduction of sulfur oxide emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas. We may incur additional costs to comply with these revised standards. A failure to comply with Annex VI requirements could result in a vessel not being able to operate. All of our vessels are subject to Annex VI regulations. We believe that our existing vessels meet relevant Annex VI requirements and that our undelivered product tankers will be fitted with these emission control systems prior to their delivery.

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

In addition, our operations are subject to compliance with the International Bulk Chemical (“IBC”) Code, as required by MARPOL and SOLAS for chemical tankers built after July 1, 1986, which provides ship design, construction and equipment requirements and other standards for the bulk transport of certain liquid chemicals. Under October 2004 amendments to the IBC Code (implemented to meet recent revisions to SOLAS and Annex II to MARPOL), some previously unrestricted vegetable oils, including animal fats and marine oils, must be transported in chemical tankers meeting certain double-hull construction requirements. Our vessels may transport such cargoes but are restricted as to the volume they are able to transport per cargo tank. This restriction does not apply to edible oils. In addition, those amendments require re-evaluation of the categorization of certain products with respect to their properties as marine pollutants, as well as related ship type and carriage requirements. Where necessary pollution data is not supplied for those products, bulk carriage of such products could be prohibited.

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships (the “Anti-fouling Convention”) which prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. The Anti-fouling Convention came into force on September 17, 2008 and applies to vessels constructed prior to January 1, 2003 that have not been in drydock since that date. The effective date of the Anti-fouling Convention was January 1, 2008. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and must undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. We have obtained Anti-Fouling System Certificates for all of our vessels that are subject to the Anti-Fouling Convention and do not believe that maintaining such certificates will have a material adverse financial impact on the operation of our vessels.

Climate Change and Greenhouse Gas Regulation

Increasing concerns about climate change have resulted in a number of international, national and regional measures to limit greenhouse gas emissions and additional stricter measures can be expected in the future. In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, a new treaty may be adopted in the future that includes restrictions on shipping emissions. The European Union also has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the EPA is considering a petition from the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. In addition, the EPA has begun regulating greenhouse gas emissions under the Clean Air Aact and climate change initiatives are being considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate that restrict emissions of greenhouse gases could have a financial impact on our operations that we cannot predict with certainty at this time. In addition, scientific studies have indicated that increasing concentrations of greenhouse gases in the atmosphere may produce climate changes with significant physical effects, such as increased frequency and severity of storms, floods and other severe weather events that could affect our operations.

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

Capital Maritime & Trading Corp. (Sponsor)
17,763,305 Common Units
100% Membership Interest
Public Unitholders*
51,608,772 Common Units
Capital GP L.L.C
(General Partner)
1,415,757 GP Units
25.1% Limited Partner Interest
2% General Partner Interest
72.9% Limited Partner Interest
Capital Product Partners L.P.
100% Membership Interest
100% Equity Interest
Capital Product Operating L.L.C
Crude Carriers Corp.
Operating Subsidiaries
Crude Carriers Operating Corp.
Operating Subsidiaries

*	Includes common units issued upon conversation of the Crude Carriers shares upon completion of the merger with Crude Carriers, including common units resulting from the conversion of the Crude Carriers Class B shares owned by Crude Carriers Investments and common units resulting from the conversion of Crude Carriers common shares issued under the Crude Plan as well as common units issued under our Plan.

Please also see Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein and Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2011.

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

You should read the following discussion of our financial condition and results of operations in conjunction with our audited consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009 and related notes included elsewhere in this Annual Report. Among other things, the Financial Statements include more detailed information regarding the basis of presentation for the following information. The Financial Statements have been prepared in accordance with U.S. GAAP and are presented in thousands of U.S. Dollars.

A.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are an international owner of product tankers formed in January 2007 by Capital Maritime, an international shipping company with a long history of operating and investing in the shipping market. Our fleet currently consists of 27 modern high specification vessels with an average age of approximately 4.0 years as of January 31, 2012. On December 31, 2010, our fleet consisted of 21 vessels.

During 2011 we entered into a definitive agreement to merge with Crude Carriers whereby Crude would become a wholly owned subsidiary of ours in a unit-for share transaction. The exchange ratio was 1.56 of our units for each Crude Carriers share. The merger transaction was completed in September 2011 and we added the five crude tanker vessels comprising Crude Carriers’ fleet to our fleet. In connection with the merger agreement we completed the refinancing of Crude Carriers’ outstanding debt of $134.6 million using our 2008 credit facility. The refinanced amount is non-amortizing until June 2013. During 2011 we also completed the acquisition of the vessel owning company of the M/V Cape Agamemnon and the attached charter from Capital Maritime. The acquisition was funded through $1.5 million from available cash and the incurrence of $25.0 million of debt under our 2011 credit facility and the remainder through the issuance of 6,958,000 common units to Capital Maritime.

Please see “Item 4B: Business Overview —Our Management Agreements” above for a detailed description of the management agreements we have entered into with Capital Ship Management.

Please see “Item 4B: Business Overview —Our Fleet” and “—Our Charters” above for a detailed description of the vessels in our fleet, and their employment, including earliest possible redelivery dates of the vessels and relevant charter rates.

As of December 31, 2011, the Marinakis family, including Evangelos M. Marinakis, our chairman, may be deemed to beneficially own a 32.1% interest in us through its beneficial ownership, amongst others, of Capital Maritime and of Crude Carriers Investments.

Notwithstanding the ongoing challenges to the global economy and historically low charter rates, our primary business objective is to pay a sustainable quarterly distribution per unit and to increase our distributions over time, subject to shipping, charter and financial market developments and our financing requirements. Our strategy focuses on maintaining and growing our cash flows while maintaining and building on our ability to meet rigorous industry and regulatory safety standards.

We believe that the medium to long-term, fixed-rate nature of our charters, our profit sharing arrangements, and our cost-efficient ship management operations under our agreements with Capital Ship Management and the fact that we currently have no capital commitments to purchase or build further vessels provide visibility of revenues in the medium to long-term. As our vessels come up for rechartering we will seek to redeploy them at contracts that reflect our expectations of the market conditions prevailing at the time. We intend to continue to evaluate potential opportunities to acquire both new buildings and second-hand vessels from Capital Maritime and from third parties (including, potentially, through the acquisition of, or combination with, other shipping businesses) and leverage the expertise and reputation of Capital Maritime in a prudent manner that is accretive to our unitholders and to long-term distribution growth, subject to approval of our board of directors and overall market conditions.

Please see “—Factors Affecting our Future Results of Operations” below.

Please also see “Item 4B: Business Overview” above, for a description of the historical development of our company and a description of the significant acquisitions and financial events to date and “Item 4B: Business Overview—Our Fleet” for more information regarding our vessels, their charters and operating expenses, “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Accounting for Acquisition and Disposal of Vessels and Merger with Crude Carriers Corp.” and “Item 5B: Liquidity and Capital Resources—Net Cash Used in Investing Activities” and “Item 7B: Related-Party Transactions” for a description of the terms of certain transactions and management agreements.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their products. Historically, we have provided services to our customers under time or bareboat charter agreements. All but three of our vessels are currently trading in the period market and as of January 31, 2012, 77% of the fleet total days in 2012 are secured under period charter coverage.

Our vessels are under contracts with BP Shipping Limited, Capital Maritime, Petrobras, Arrendadora, Cosco and subsidiaries of Overseas Shipholding Group Inc. For the year ended December 31, 2011, BP Shipping Limited, Capital Maritime and subsidiaries of Overseas Shipholding Group Inc. accounted for 32%, 24% and 11% of our revenues, respectively. BP Shipping Limited, Morgan Stanley Capital Group Inc. and subsidiaries of Overseas Shipholding Group Inc. accounted for 49%, 11% and 11% of our revenues, respectively, for the year ended December 31, 2010 compared to 54%, 20% and 11% of our revenues, respectively, for the year ended December 31, 2009. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations. In the future, as our fleet expands, we also expect to enter into charters with new charterers in order to maintain a portfolio that is diverse from a customer, geographic and maturity perspective.

Please read “Item 4B: Business Overview—Our Fleet”, “—Our Charters” and “—Profit Sharing Arrangements” for additional details regarding these types of contractual relationships as well as a detailed description of the length and daily charter rate of our charters and information regarding the calculation of our profit share arrangements.

Accounting for Acquisition and Disposal of Vessels and Merger with Crude Carriers

On September 30, 2011, the merger between us and Crude Carriers was successfully completed. We have accounted for the acquisition of Crude Carriers using the acquisition method of accounting. According to the Accounting Standard Codification (“ASC”) 805-30 “Business Combination” all assets acquired and liabilities assumed must be recorded at fair value. In our case the fair value of net assets acquired of $223.0 million exceeded the purchase consideration of $157.1 million and therefore gain from bargain purchase of $65.9 million was recognized in our consolidated statements of income. The acquisition of Crude Carriers was funded by the issuance of 24,967,240 common units to the holders of Crude Carriers’ shares.

Our Partnership Agreement provides that our board of directors has the power to oversee, direct the operation, and determine our strategies and policies. It also sets out the extent of the power that the general partner has regarding our management, operations and affairs. Following our annual general meeting of common unitholders on July 22, 2010, and the elections of two Class III directors, the majority of our board has been elected by non-Capital Maritime controlled unitholders. As a result, we are not considered to be under common control with Capital Maritime. As a consequence, starting with July 22, 2010, we no longer account for vessel acquisitions from Capital Maritime as transfer of equity interest between entities under common control.

Prior to July 22, 2010, when we and Capital Maritime were under common control, all the vessel owning companies we acquired from Capital Maritime were recorded by us at net book value reflected by Capital Maritime and accounted for as a combination of entities under common control or a transfer of equity interest between entities under common control. For a combination between entities under common control, the purchase cost provisions (as they relate to purchase business combinations involving unrelated entities) explicitly do not apply; instead the method of accounting prescribed by accounting standards for such transfers is similar to pooling-of-interests method of accounting. Under this method, the carrying amount of assets and liabilities recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. Purchase premium or discount representing the difference between the cash consideration paid and the book value of the net assets acquired was recorded as increase or decrease to the Partners’ capital.

Vessel owning companies that had an operating history as part of Capital Maritime’s fleet, prior to their acquisition by us have been treated as acquisitions of business as such vessels were acquired from entity under common control with existing time charters, strategic management and operational resource management processes. As a result, transfers of equity interests between entities under common control were accounted for as if the transfer occurred at the beginning of the period, and prior years were retroactively adjusted to furnish comparative information similar to the pooling-of interest method. Vessels that had no operating history and were delivered to us from the shipyards through Capital Maritime have been treated as an acquisition of assets from an entity under common control.

For additional information on how we have accounted for the transfers of vessels please see Note 3 (acquisitions) to our Financial Statements included herein.

Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, financial, credit, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. The world economy has been experiencing significant economic and political challenges since 2008 as well as a severe deterioration in the banking and credit markets which have had, and continue to have, a negative impact on world trade and which may affect our ability to obtain financing as well as further impact the values of our vessels and the charters we are able to obtain for our vessels. The pace of recovery of the world economy and demand for oil and oil products and the deliveries of newbuilding vessels will affect the shipping industry in general and our future results. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	the demand for seaborne transportation services;\

•	levels of oil product demand and inventories;

•	charter hire levels and our ability to recharter our vessels as their current charters expire;

•

our ability to service our debt and, when the non-amortizing period expires in as early as June 2012, to refinance our existing indebtedness or, in the event such indebtedness is not refinanced, our obligation to make principal payments under our credit facilities starting in September 2012;

•	supply of product and crude oil tankers and specifically the number of newbuildings entering the world tanker fleet each year;

•	the ability to increase the size of our fleet and make additional acquisitions that are accretive to our unitholders;

•	the ability of Capital Maritime’s commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

•	our ability to benefit from new maritime regulations concerning the phase-out of single-hull vessels and the more restrictive regulations for the transport of certain products and cargoes;

•	our ability to comply with the covenants in our credit facilities, including covenants relating to the maintenance of asset value ratios;

•	the increased costs associated the renewal of our technical management agreement and transition to a floating fee based on actual expenses for certain of our vessels;

•	the effective and efficient technical management of our vessels;

•	the costs associated with upcoming dry drocking of our vessels which are not covered by our management agreements;

•	Capital Maritime’s ability to obtain and maintain major international oil company approvals and to satisfy their technical, health, safety and compliance standards; and

•	the strength of and growth in the number of our customer relationships, especially with major international oil companies and major commodity traders.

In addition to the factors discussed above, we believe certain specific factors have impacted, and will continue to impact, our results of operations. These factors include:

•	the charter hire earned by our vessels under time charters and bareboat charters;

•	our ability to recharter our vessels on medium to long term charters at competitive rates;

•

our ability to comply with the covenants in our credit facilities, including covenants relating to the maintenance of asset value ratios, as the recent decline in asset values and charter rates may limit our ability to pursue our business strategy;

•	the prevailing spot market rates and the number of our vessels which we operate on the spot market

•	our access to debt, and equity and the cost of such capital, required to acquire additional vessels and/or to implement our business strategy;

•	our ability to sell vessels at prices we deem satisfactory;

•	our level of debt and the related interest expense and amortization of principal; and

•	the level of any distribution on our common units.

Please read “Item 3D: Risk Factors” above for a discussion of certain risks inherent in our business.

Factors to Consider When Evaluating Our Results

We believe it is important to consider the following factors when evaluating our results of operations:

•

Financial Statements. Our Financial Statements include the results of operations of different numbers of vessels in each year and have been retroactively adjusted to reflect the results of operations of all non-contracted vessels we acquired prior to July 22, 2010, as if they were owned by us for the entire period from their delivery to Capital Maritime. In certain cases, the Financial Statements have also been adjusted to reflect financial position and cash-flow items prior to delivery of the relevant vessel to Capital Maritime for acquisitions we made prior to July 22, 2010. In addition, the vessel owning companies of the M/T Assos and the M/T Atrotos were deconsolidated from our accounts as of the date of the transfer to Capital Maritime in April 2009. Results of operations, cash flows, and balances of these vessels prior to their transfer to Capital Maritime were included in our audited consolidated financial statements. Vessel owning companies acquired subsequent to July 22, 2010, are reflected in our financial statements as of the date of the acquisition. Please read “—Accounting for Acquisition and Disposal of Vessels and Merger with Crude Carriers Corp.” above for a description of the financial treatment of vessel acquisitions and dispositions.

•

Vessel Acquisitions and Disposals. Vessels that have been acquired or delivered to us prior to July 22, 2010, are included in our results of operations, cash flows and financial position from the date of incorporation of the relevant vessel owning company or, in the case of the seven vessels we contracted to acquire at the time of our IPO which were delivered during 2007 and 2008, as of their delivery date from the shipyard to Capital Maritime and us. Results of operations, cash flows and financial position of vessels that have been disposed of are included in our Financial Statements up to the date of their disposal. As a result of this accounting treatment, our Financial Statements may include results of operations of more vessels than actually comprised our fleet during the relevant year. Please read “—Accounting for Acquisition and Disposal of Vessels and Merger with Crude Carriers Corp.” above for a description of the financial treatment of vessel acquisitions. The table below shows the periods for which the results of operations and cash flows for each vessel owning company are included in our Financial Statements.

	123456789012	123456789012	123456789012	123456789012	123456789012	123456789012
VESSELS INCLUDED IN OUR FINANCIAL STATEMENTS AND ACQUISITION DATA
	Incorporation date of VOC*	Date acquired by Capital Maritime	Date acquired by us	Vessel included in Consolidated Financial Statements for the years ended December 31,
Vessel				2011	2010	2009
M/T Atlantas (1)	09/16/2003	04/26/2006	04/04/2007	X	X	X
M/T Assos (1)(2)	03/18/2004	05/17/2006	04/04/2007 & 08/16/2010	X	Since Aug 16	Up to April 6
M/T Aktoras (1)	08/27/2003	07/12/2006	04/04/2007	X	X	X
M/T Agisilaos (1)	10/10/2003	08/16/2006	04/04/2007	X	X	X
M/T Arionas (1)	11/10/2003	11/02/2006	04/04/2007	X	X	X
M/T Avax (1)	02/10/2004	01/12/2007	04/04/2007	X	X	X
M/T Aiolos (1)	09/12/2003	03/02/2007	04/04/2007	X	X	X
M/T Axios (1)	02/10/2004	02/28/2007	04/04/2007	X	X	X
M/T Atrotos (3) (4)	02/11/2004	05/08/2007	05/08/2007 & 03/01/2010	X	X	X
M/T Akeraios (3)	02/03/2004	07/13/2007	07/13/2007	X	X	X
M/T Apostolos (3)	05/26/2004	09/20/2007	09/20/2007	X	X	X
M/T Anemos I (3)	07/08/2004	09/28/2007	09/28/2007	X	X	X
M/T Attikos (5)	12/29/2003	01/20/2005	09/24/2007	X	X	X
M/T Alexandros II (3)	02/07/2006	01/29/2008	01/29/2008	X	X	X
M/T Amore Mio II (5)	05/29/2007	07/31/2007	03/27/2008	X	X	X
M/T Aristofanis (5)	02/03/2004	06/02/2005	04/30/2008	X	X	X
M/T Aristotelis II (3)	02/07/2006	06/17/2008	06/17/2008	X	X	X
M/T Aris II (3)	01/24/2006	08/20/2008	08/20/2008	X	X	X

	123456789012	123456789012	123456789012	123456789012	123456789012	123456789012
M/T Agamemnon II (2)(5)	07/14/2006	11/24/2008	04/07/2009	X	X	X
M/T Ayrton II (4) (5)	07/14/2006	04/10/2009	04/13/2009	X	X	X
M/T Alkiviadis (5)	06/22/2004	03/29/2006	06/30/2010	X	X	X
M/V Cape Agamemnon (6)	06/17/2008	01/25/2011	06/09/2011	X	—	—
M/T Alexander the Great (7)	01/26/2010	—	09/30/2011	X	—	—
M/T Achilleas (7)	01/26/2010	—	09/30/2011	X	—	—
M/T Miltiadis M II (7)	04/06/2006	04/26/2006	09/30/2011	X	—	—
M/T Amoureux(7)	04/14/2010	—	09/30/2011	X	—	—
M/T Aias(7)	04/14/2010	—	09/30/2011	X	—	—

*	VOC: Vessel Owning Company
(1)	Initial Vessels. The Financial Statements have been retroactively adjusted to reflect their results of operations as of the incorporation date of their respective vessel owning companies.
(2)	On April 7, 2009 the M/T Assos (which was part of our fleet at the time of the IPO) was exchanged for the M/T Agamemnon II. We subsequently re-acquired the M/T Assos from Capital Maritime on August 16, 2010.
(3)	Committed Vessels. These vessels are newbuildings which were delivered directly to us from Capital Maritime on their delivery dates from the shipyards and had no prior operating history. As such, there is no information to retroactively restate that should be considered and the results of operations are presented in the Financial Statements since their delivery dates.
(4)	On April 13, 2009 the M/T Atrotos (which was acquired from Capital Maritime in May 2007) was exchanged for the M/T Ayrton II. We subsequently re-acquired the M/T Atrotos from Capital Maritime on March 1, 2010.
(5)	Non-Contracted Vessels. The Financial Statements have been retroactively adjusted to reflect their results of operations as of the incorporation date of their respective vessel owning companies (with the exception of M/T Assos for the period from April 17, 2009 to August 15, 2010).
(6)	Our Financial Statements include the results of operations of the vessel owning of the M/V Cape Agamemnon and cash flows since the date of its acquisition by us on June 9, 2011. The purchase price of $51,500,000 presented in the above table represents the fair market value of the vessel on June 10, 2011 as quoted by independent third party brokers.
(7)	Our Financial Statements include:

•

Results of operations and cash flows of Crude Carriers and its subsidiaries since the completion of the merger on September 30, 2011 in a unit-for-share transaction following which Crude Carriers became a wholly owned subsidiary of ours; and

•

The statement of financial position of Crude Carriers and its subsidiaries as of the date of the completion of the merger after giving effect to Accounting Standard Codification (“ASC”) 805-30 “Business Combination” where all assets acquired and liabilities assumed (of Crude Carriers Corp. and its subsidiaries) were recorded at fair value.

•

Different Structure of Operating Expenses. We have entered into three separate technical and commercial management agreements with Capital Ship Management for the management of our fleet and each vessel in our fleet is managed under the terms of one of these three agreements. Each agreement has a different structure of operating expenses. Under the fixed fee management agreement we pay a fixed daily fee, which includes all expenses for each vessel’s next scheduled special or intermediate survey, as applicable, and reimburse Capital Maritime for all expenses it incurs on our behalf, including for certain Extraordinary Fees (as defined in such management agreement). The majority of the vessels in our fleet are managed under this fixed fee management agreement. The vessels acquired as part of our merger with Crude Carriers are managed under the Crude Carriers management agreement, and the remaining vessels are managed under a floating fee management agreement. Under the terms of both these agreements we pay our manager certain fees and also compensate our manager for expenses and liabilities incurred on our behalf. In certain cases, the manager may unilaterally terminate the Crude Carriers management agreement and be entitled to a termination fee. We expect that as the fixed fee management agreement expires for certain of our vessels, such vessels, and any additional acquisitions we make in the future, shall be managed under these floating fee management agreements. Operating expenses for any vessel in our fleet (apart from M/T Assos and M/T Atrotos from the time they were chartered to Arrendadora) prior to its acquisition by us represent actual costs incurred by the vessel owning companies and Capital Ship Management in the operation of the vessels that were operated as part of Capital Maritime’s fleet, including costs associated with any surveys undergone by vessels, including the relevant drydocking. For a detailed description of the management agreements and the fees we pay our manager please read “Item 4: Business Overview —Our Management Agreements” above.

•

The Size of our Fleet Continues to Change. At the time of our IPO in 2007, our fleet consisted of eight vessels and we contracted to purchase an additional seven vessels from Capital Maritime. As of January 1, 2010, our fleet consisted of 18 vessels. In 2010 we reacquired from Capital Maritime the two vessels we had exchanged in the first half of 2009 and also acquired one vessel for which Capital Maritime had granted us an offer to purchase under the omnibus agreement. During 2011 we acquired a cape size vessel from Capital Maritime and also incorporated the five crude tanker vessels that were part of the Crude Carriers fleet prior to its merger with us in September 2011 into our fleet. We intend to continue to evaluate potential acquisitions of vessels or other shipping businesses in a prudent manner that is accretive to our distributable cash flow per unit.

Results of Operations

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Results for the years ended December 31, 2011 and December 31, 2010 differ primarily due to the acquisition of Crude Carriers and the costs associated with such acquisition as well as the increased voyage and operating expenses and the refinancing of the Crude Carriers’ outstanding debt. In addition, results of operations differ due to the acquisition of the vessel owning company of the M/V Cape Agamemnon and the weak results for tanker vessels on voyage charters during the year. The results of operations for the year ended December 31, 2010, have been retroactively adjusted and reflect the results of operations from the M/T Atrotos, and the M/T Alkiviadis for the periods that they were part of Capital Maritime’s fleet prior to their acquisition by us in March and June 2010, respectively.

Total Revenues

Time, voyage and bareboat charter revenues amounted to approximately $130.3 million for the year ended December 31, 2011, as compared to $124.6 million for the year ended December 31, 2010. The increase of $5.7 million is primarily attributable to the increased number of vessels in our fleet following our merger with Crude Carriers. For the year ended December 31, 2011, $31.8 million of total revenues represented charter hire received from Capital Maritime as compared to $11.0 million of total revenues for the year ended December 31, 2010. The increase of $20.8 million in charter hire received from Capital Maritime is attributable to the increased number of vessels in our fleet chartered with Capital Maritime for the period. Time, voyage and bareboat charter revenues are mainly comprised of the charter hire received from unaffiliated third-party customers and Capital Maritime and are affected by the number of days our vessels operate, the average number of vessels in our fleet and the charter rates. Please read “Item 4B: Business Overview—Our Fleet” and “—Our Charters” for information about the charters on our vessels, including daily charter rates.

Voyage Expenses

Voyage expenses amounted to $11.7 million for the year ended December 31, 2011, as compared to $7.0 million for the year ended December 31, 2010. The higher voyage expenses for 2011 were primarily due to the increased number of voyage charters compared to 2010.

Voyage expenses are direct expenses to voyage revenues and primarily consist of commissions, port expenses, canal dues and bunkers. Voyage costs, except for commissions, are paid for by the charterer under time and bareboat charters. Voyage costs under voyage charters are paid for by the owner.

Vessel Operating Expenses

For the year ended December 31, 2011, our vessel operating expenses amounted to approximately $35.5 million, of which $30.5 million was incurred under our management agreements with our manager and include $1.2 million in additional fees and costs relating to certain costs associated with the vetting of our vessels, repairs related to unforeseen extraordinary events (as defined in our fixed fee management agreement) and insurance deductibles.

For the year ended December 31, 2010, our vessel operating expenses amounted to approximately $31.3 million, of which $30.0 million was incurred under the management agreement with our manager and include $2.0 million in additional fees and costs relating to direct and indirect expenses incurred by Capital Ship Management in the management of our vessels, including, amongst others, certain costs associated with the vetting of our vessels, repairs related to unforeseen extraordinary events and insurance deductibles. Vessel operating expenses for the year ended December 31, 2010, also include actual costs of $1.3 million incurred by the M/T Atrotos and the M/T Alkiviadis which were operated as part of Capital Maritime’s fleet prior to their acquisition by us in March and June 2010, respectively.

Increases to vessel operating expenses are primarily attributable to increased costs due to the higher number of vessels in our fleet and the different structure of the management agreements under which such vessels are managed.

General and Administrative Expenses

General and administrative expenses amounted to $10.6 million for the year ended December 31, 2011, as compared to $3.5 million for the year ended December 31, 2010. The increase was mainly due to the increased expenses of $4.6 million incurred in connection with the preparation and execution of our acquisition of Crude Carriers and of the vessel owning company that owns the M/V Cape Agamemnon, $0.6 million reflecting Crude Carriers’ general and administrative expenses, $0.4 million reflecting the assumption of Crude’s Plan, as well as the $1.3 million reflecting higher equity compensation expense in connection with our Plan. General and administrative expenses include board of directors’ fees and expenses, audit fees, and other fees related to the expenses of the publicly traded partnership.

Depreciation

Depreciation of fixed assets amounted to $37.2 million for the year ended December 31, 2011, as compared to $31.5 million for the year ended December 31, 2010, primarily due to the increased number of vessels in our fleet.

The amount of depreciation for the year ended December 31, 2011 represents depreciation on 21 vessels for the whole year and on 6 vessels for part of the year. The amount of depreciation for the year ended December 31, 2010, represents depreciation on 20 vessels for the whole year and on one vessel for part of the year. Depreciation is expected to increase if the number of vessels in our fleet increases.

Gain from Bargain Purchase

Gain from bargain purchase amounted to $82.5 million for the year ended December 31, 2011. This amount represents:

•

The gain of $16.6 million we recorded in our consolidated statements of income for the year ended December 31, 2011 as a result of the acquisition of vessel owning company of the M/V Cape Agamemnon on June 9, 2011; and

•	The gain of $65.9 million we recorded in our consolidated statements of income for year ended December 31, 2011 as a result of the acquisition of Crude Carriers.

Please see Note 3 (Acquisitions) to our Financial Statements included herein for more information on the gain from bargain purchase.

Total Other Expense, Net

Total other expense, net for the year ended December 31, 2011, was approximately $30.6 million as compared to $32.4 million for the year ended December 31, 2010.

The 2011 amount includes interest expense, amortization of financing charges and bank charges of $33.8 which was higher by $0.6 million of the respective 2010 amount due to the increase of our debt. In addition the year ended December 31, 2011, reflects a gain of the eight ineffective interest rate swap agreements of $2.3 million. Interest and other income remained unchanged at $0.9 million for both years. These eight interest rate swap agreements will continue to impact our net income until their expiration in June 2012.

Net Income

Net income for the year ended December 31, 2011, amounted to $87.1 million as compared to $18.9 million for the year ended December 31, 2010. For a list of factors which we believe are important to consider when evaluating our results, please refer to the discussion under “— Factors to Consider When Evaluating Our Results” and “— Results of Operations” above.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Results for the years ended December 31, 2010 and December 31, 2009 differ primarily due to the lower rates at which we have re-chartered some of our vessels and increased voyage expenses as two of our vessels operated under voyage charter arrangements for the whole year. The results for both years have been retroactively adjusted and reflect the results of operations from the M/T Atrotos, and the M/T Alkiviadis for the periods that they were part of Capital Maritime’s fleet prior to their acquisition by us in March and June 2010, respectively. For the years ended December 31, 2010 and 2009 net income attributable to vessels’ operations as part of Capital Maritime fleet amounted to $1.0 and $3.5 million, respectively.

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

The amount of depreciation for the year ended December 31, 2010 represents depreciation on 20 vessels for the whole year and on one vessel for part of the year. The amount of depreciation for the year ended December 31, 2009 represents depreciation on 19 vessels for the whole year and on two vessels for part of the year. Depreciation is expected to increase if the number of vessels in our fleet increases.

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

As at December 31, 2011, total cash and cash equivalents were $53.4 million, restricted cash was $6.8 million, and total liquidity including cash and undrawn long-term borrowings was $164.8 million. As at December 31, 2010, total cash and cash equivalents were $32.5 million, restricted cash was $5.3 million, and total liquidity including cash and undrawn long-term borrowings was $278.5 million.

We anticipate that our primary sources of funds for our liquidity needs will be cash flows from operations. As our vessels come up for rechartering, depending on the prevailing market rates, we may not be able to recharter them at levels similar to their current charters which may affect our future cash flows from operations. Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund any acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the amended and restated omnibus agreement with Capital Maritime or acquisitions from third parties. We currently have no capital commitments to purchase or build additional vessels.

As at December 31, 2011, we had $111.4 million in undrawn amounts under our credit facilities as compared to $246.0 million in undrawn amounts as at December 31, 2010.

Total Partners’ Capital as of December 31, 2011, amounted to $517.3 million, which reflects an increase of $277.5 million from the year ended December 31, 2010. During 2011, we issued 24,967,240 common units to holders of Crude Carriers’ shares, in connection with our acquisition of Crude Carriers. In addition, we issued 6,958,000 common units to Capital Maritime and 142,000 general partner units to our general partner in connection with the acquisition of the vessel owning company of the M/V Cape Agamemnon which we acquired in June 2011. In particular, the increase in Partner’s Capital by $277.5 million is primarily due to the issuance of 7.1 million common units to Capital Maritime in connection with the acquisition of the vessel owning company of the M/V Cape Agamemnon completed in June 2011 and the issuance of an additional 25.0 million common units to shareholders of Crude Carriers in connection with the acquisition of Crude Carriers in a unit-for-share transaction completed in September 2011. In addition, during 2011, we paid $45.1 million in distributions, incurred equity compensation expense of $2.5 million, recognized $1.5 million representing the fair value of the Crude Plan which was attributable to the pre combination period and recognized unrealized gain of $17.5 million on unrealized gain on derivative instruments. Partners’ Capital also includes our net income in the amount of $87.1 million.

Notwithstanding the recent global economic downturn and subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

Our cash flow statements,

•	for the period from January 1, 2009 to April 6, 2009 and to April 12, 2009 for the M/T Agamemnon II and the M/T Ayrton II, respectively;

•	for the period from April 13, 2009 to February 28, 2010 for the M/T Atrotos; and

•	for the period from January 1, 2009 to June 29, 2010 for the M/T Alkiviadis,

reflect the operations of Capital Maritime, and include expenses incurred by Capital Maritime while operating the vessels currently in our fleet, including expenses associated with drydocking of the vessels, voyage expenses, repayment of loans and the incurrence of indebtedness for the periods that our vessels were operated as part of Capital Maritime’s fleet, as well as certain payments made by Capital Maritime to shipyards prior to the delivery of the relevant vessel. Please see the “Vessels Included in Our Financial Statements and Acquisition Data” table included in “—Factors to Consider When Evaluating Our Results” above for additional information.

The following table summarizes our cash and cash equivalents provided by / (used in) operating, financing and investing activities for the years presented in millions:

	2011	2010	2009
Net Cash Provided by Operating Activities	$56.5	$50.1	$72.6
Net Cash (Used in) Investing Activities	$(16.7)	$(79.2)	$(55.8)
Net Cash (Used in) / Provided by Financing Activities	$(19.0)	$58.1	$(56.4)

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased to $56.5 million for the year ended December 31, 2011 from $50.1 million for the year ended December 31, 2010 as the fleet increased in size following the acquisition of Crude Carriers and the vessel owning company of the M/V Cape Agamemnon. Net cash provided by operating activities declined to $50.1 million for the year ended December 31, 2010 from $72.6 million for the year ended December 31, 2009 primarily due to lower rates that at which have re-chartered some of our vessels during the year. In addition, trade accounts receivable for the year ended December 31, 2010 increased by $2.7 million compared to a decrease of $5.4 million for the year ended December 31, 2009. This difference mainly resulted from the receipt of $6.4 million in 2009 of the uncollected profit share of 2008. For an explanation of why our historical net cash provided by operating activities is not indicative of net cash provided by operating activities to be expected in future periods, please read “—Factors to Consider when Evaluating our Results” and “— Results of Operations” above.

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

For the year ended December 31, 2011, net cash used was $16.7 and was comprised of:

•	$27.0 million, primarily representing the amount we paid to Capital Maritime for the acquisition of the vessel owning company of the M/V Cape Agamemnon;

•	$11.8 million, representing the cash and cash equivalents acquired in the acquisition of Crude Carriers at the time of the closing of the merger; and

•

$1.5 million, representing the increase to our restricted cash which is the minimum amount of free cash we were required to maintain under our credit facilities for the period, due to the acquisitions of the M/V Cape Agamemnon and the five crude tankers of Crude Carriers.

For the year ended December 31, 2010, net cash used was $79.2 and was comprised of:

•	Vessel acquisitions and acquisition of above market bare-boat charter of $108.8 which is analyzed as follows:

•	$64.1 million, representing the net book value of the two vessels acquired during 2010 (the M/T Atrotos and the M/T Alkiviadis) at their respective delivery dates;

•	$43.5 million, representing the amount we paid to our sponsor Capital Maritime for the acquisition of M/T Assos together with the bare boat charter that was attached to the vessel;

•	$0.9 and $0.3 million, representing the amounts paid for upgrading the M/T Attikos and the M/T Aristofanis, respectively;

•

$0.8 million representing the increase to our restricted cash which is the minimum amount of free cash we were required to maintain under our credit facilities for the period, due to the acquisitions of the M/T Atrotos, M/T Alkiviadis and M/T Assos; and

•	$81.7 million and $112.1 million, representing purchases of short term investments and maturities of short term investments, respectively.

For the year ended December 31, 2009, net cash used was $55.8 and was comprised of:

•	$18.2 million, representing advances paid to the shipyard by Capital Maritime for the construction of the M/T Ayrton II, which we acquired in April 2009;

•

$8.0 million, representing the cash consideration we paid to Capital Maritime under the terms of the agreements for the acquisition of the M/T Agamemnon II and the M/T Ayrton II in exchange for the M/T Assos and the M/T Atrotos, respectively;

•	$0.3 million, representing the amount paid for upgrading the M/T Attikos from product to chemical tanker; and

•	$111.9 million and $82.6 million, representing purchases of short term investments, and maturities of short term investments, respectively.

Net Cash (Used in) / Provided by Financing Activities

Net cash used in financing activities amounted to $19.0 million for the year ended December 31, 2011, as compared to net cash provided by financing activities of $58.1 for the year ended December 31, 2010. For the year ended December 31, 2009, net cash used in financing activities amounted to $56.4 million.

For the year ended December 31, 2011, proceeds from issuance of our units amounted to $1.5 million. This amount represents the cash contribution that our general partner made to us in order to maintain its 2% interest in us following the acquisition of the vessel owning company of the M/V Cape Agamemnon. During the year ended December 31, 2010, we successfully completed two follow-on offerings receiving proceeds of $105.3 million after the deduction of the underwriters’ commissions. Total expenses paid in connection with these two offerings were $1.5 million. During 2009 there were no equity issuances to third parties.

For the year ended December 31, 2011, proceeds from issuance of long term debt amounted to $159.6 million. This amount represents the draw downs of $134.6 and $25.0 million we made under the 2008 and 2011 credit facilities. We used the $134.6 million to repay Crude Carriers’ outstanding loan at the time of the completion of the acquisition and the $25.0 million for the partial finance of the acquisition of the shares of the vessel owning company of the M/V Cape Agamemnon. There were no proceeds from the issuance of long-term debt for the years ended December 31, 2010 and 2009. For the years ended December 31, 2010 and 2009 there were no payments of long term debt.

There were no proceeds from related party debt for the year ended December 31, 2011 and 2010. For the year ended December 31, 2009, such proceeds amounted to $26.4 million and related to a loan draw-down from Capital Maritime for the financing of M/T Atrotos.

There were no payments of related party-debt/financing for the year ended December 31, 2011. Payments of related party-debt/financing for the year ended December 31, 2010, amounted to $1.6 million, reflecting the debt related to the M/T Atrotos and the M/T Alkiviadis. Payments of related-party debt/financing for the year ended December 31, 2009, amounted to $52.2 million, reflecting the debt related to the M/T Agamemnon II, the M/T Atrotos and the M/T Alkiviadis and the repayment of the M/T Ayrton II.

For the year ended December 31, 2011, loan issuance costs amounted to $0.3 million. For the year ended December 31, 2010, there were no loan issuance costs and for the year ended December 31, 2009, such costs amounted to $0.7 million.

During the first and the second quarter of 2010 we acquired two vessels from Capital Maritime, the M/T Atrotos and the M/T Alkiviadis, for a total purchase price of $74.5 million which represented an excess of $10.4 million over the net book value of these vessels reflected in our financial statements. For the year ended December 31, 2009, no transactions resulting in cash of purchase price over book value of vessels took place.

For the years ended December 31, 2011 and 2010 there were no capital contributions by Capital Maritime. For the year ended December 31, 2009, capital contributions amounted to $40.6 million, reflecting contributions made by Capital Maritime in order to finance part of the construction cost of the M/T Ayrton II.

During the year ended December 31, 2011, we made distributions of $45.1 million to our unitholders, including Capital Maritime, compared to $33.7 million in distributions for the year ended December 31, 2010. During the year ended December 31, 2009, we made distributions to our unitholders, including Capital Maritime, and payments for incentive distribution rights to Capital Maritime in an aggregate amount of $70.5 million reflecting distributions and incentive distribution rights payments for the fourth quarter of 2008 and the first, second and third quarters of 2009.

Borrowings

Our long-term third party borrowings are reflected in our balance sheet as “Long-term debt” and as current liabilities in “Current portion of long-term debt.” As of December 31, 2011, long term debt was $615.3 as compared to $474.0 as of December 31, 2010. The current portion of long term debt was $18.3 as compared to $0 million for the year ended December 31, 2010.

Revolving Credit Facilities

We have entered into three non-amortizing credit facilities.

On March 22, 2007, we entered into a loan agreement with a syndicate of financial institutions including HSH Nordbank AG for a revolving credit facility, of up to $370.0 million for the financing of the acquisition cost, or part thereof, of up to 15 MR product tankers. The 2007 credit facility is non-amortizing up to June 2012 and will be repaid in twenty equal consecutive quarterly installments commencing in September 2012 plus a balloon payment due in June, 2017. Loan commitment fees are calculated at 0.20% per annum on any undrawn amount and are paid quarterly.

On March 19, 2008, we entered into a loan agreement with a syndicate of financial institutions including HSH Nordbank AG for a non amortizing credit facility, of up to $350.0 million for the partial financing of vessels’ acquisition by us. The 2008 credit facility is non-amortizing until June 2013 and will be repaid by twenty equal consecutive quarterly installments commencing in June 2013 plus a balloon payment due in March 2018. Loan commitment fees are calculated at 0.325% per annum on any undrawn amount and are paid quarterly.

In June 2009, we entered into amendments to certain terms in both our 2007 and 2008 credit facilities effective for a three-year period from the end of June 2009 to the end of June 2012 in order to improve the asset coverage ratio in both credit facilities. The lenders under both facilities agreed to increase the fleet loan-to-value covenant to 80% from 72.5%. It was also agreed to amend the manner in which market valuations of our vessels are conducted. In exchange, the interest margin for both of our credit facilities was increased to 1.35-1.45% over US$ LIBOR subject to the level of the asset covenants. Previously, the margin on our 2007 credit facility was 0.75% over US$ LIBOR and on our 2008 credit facility it was 1.10% over US$ LIBOR. All other terms in both of our facilities remain unchanged.

In June 2011, we entered into a loan agreement with Credit Agricole Emporiki Bank for a credit facility of $25.0 million to partially finance the acquisition of vessel owning company of the M/V Cape Agamemnon from Capital Maritime. We have drawn down the full amount available under this facility. The 2011 credit facility is non-amortizing until March 31, 2013, and will be repaid in twenty equal consecutive quarterly installment commencing in June 2013 plus a balloon payment in March 2018.

In September 2011, following the acquisition of Crude Carriers, we completed the refinancing of Crude Carrier’s outstanding debt of $134.6 million using our existing 2008 credit facility. The refinanced amount, as with all amounts drawn down under the 2008 credit facility, is non-amortizing until June 2013 and will be repaid by twenty equal consecutive quarterly installments plus a balloon payment in March 2018. In connection with the refinancing, the M/T Alexander the Great, the M/T Achilleas, the M/T Miltiadis M II, and the M/T Aias were added as collateral to the 2008 credit facility.

All our credit facilities contain customary ship finance covenants, including restrictions as to: changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of vessels, the ratio of EBITDA to net interest expenses shall be no less than 2:1, minimum cash requirement of $500,000 per vessel of which 50% may be constituted by undrawn commitments under the applicable credit facility, as well as the ratio of net total indebtedness to the aggregate market value of the total fleet shall not exceed 0.80:1.

Our credit facilities also contain a collateral maintenance requirement according to which the aggregate average fair market value of the collateral vessels shall be no less than 125% of the aggregate outstanding amount under these facilities. Furthermore, the vessel owning companies may pay dividends or make distributions when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. The credit facilities have a general assignment of the earnings, insurances and requisition compensation of the respective vessel or vessels. Each also requires additional security, including: pledge and charge on current account; corporate guarantee from each of the twenty-seven vessel-owning companies, and mortgage interest insurance.

Our obligations under our credit facilities are secured by first-priority mortgages covering our vessels and are guaranteed by each vessel owning company. Our credit facilities contain a “Market Disruption Clause” requiring us to compensate the banks for any increases to their funding costs caused by disruptions to the market which the banks may unilaterally trigger. For the years ended December 31, 2011, 2010 and 2009 we incurred an additional interest expense in the amount of $1.3 and $1.5 and $1.8 million, respectively, due to the “Market Disruption Clause”.

As at December 31, 2011, the amounts drawn down under our three credit facilities were as follows:

Vessel / Entity	Date	$370.0 million 2007 Credit Facility	$350.0 million 2008 Credit Facility	$25.0 million 2011 Credit Facility
Capital Product Partners L.P.	04/04/2007	$30,000
M/T Atrotos	05/08/2007	56,000
M/T Akeraios	07/13/2007	56,000
M/T Apostolos	09/20/2007	56,000
M/T Attikos	09/24/2007	20,500
M/T Anemos I	09/28/2007	56,000
M/T Alexandros II	01/29/2008	48,000
M/T Amore Mio II	03/27/2008		$46,000
M/T Aristofanis	04/30/2008		11,500
M/T Aristotelis II	06/17/2008	20,000	28,000
M/T Aris II	08/20/2008	24,000	22,000
M/V Cape Agamemnon	06/09/2011			$25,000
Crude Carriers Corp.	09/30/2011		134,580

Total		$366,500	$242,080	$25,000

As at December 31, 2011, we had $111.4 million in undrawn amounts under our credit facilities and were in compliance with all financial debt covenants. Our ability to comply with the covenants and restrictions contained in our credit facilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, including interest rate developments, changes in the funding costs of our banks and changes in asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, we are unlikely to be able to make any distributions to our unitholders, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. In the event our loan to asset ratio under the terms of our facility is below 60% we may request a three year extension to the non-amortizing period of our credit facilities, subject to the consent of our banks.

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios set out above. The recent global economic downturn has had an adverse effect on tanker asset values which is likely to persist if the economic slowdown resumes. If the estimated asset values of the vessels in our fleet continue to decrease, such decreases may limit the amounts we can drawdown under our credit facilities to purchase additional vessels and our ability to expand our fleet. In addition, we may be obligated to pre-pay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities. A decline in the market value of our vessels could also lead to a default under any prospective credit facility to which we become a party, affect our ability to refinance our credit facilities and/or limit our ability to obtain additional financing. An increase/decrease of 10% of the aggregate fair market values of our vessels would not cause any violation of the total indebtedness to aggregate market value covenant contained in our credit facilities.

In connection with our revolving credit facilities and in order to hedge our exposure to interest rate changes, we have entered into the following interest rate swap agreements to fix the LIBOR portion of our interest rate.

	Currency	Notional Amount (million)	Fixed Rate	Trade Date	Value Date	Maturity Date
$370.0 million 2007 credit facility	USD	30,000	5.1325%	02.20.2007	04.04.2007	06.29.2012
	USD	56,000	5.1325%	02.20.2007	05.08.2007	06.29.2012
	USD	56,000	5.1325%	02.20.2007	07.13.2007	06.29.2012
	USD	56,000	5.1325%	02.20.2007	09.28.2007	06.29.2012
	USD	56,000	5.1325%	02.20.2007	09.20.2007	06.29.2012
	USD	24,000	5.1325%	02.20.2007	01.29.2008	06.29.2012
	USD	24,000	5.1325%	02.20.2007	01.29.2008	06.29.2012
	USD	24,000	5.1325%	02.20.2007	08.20.2008	06.29.2012
	USD	20,500	4.9250%	09.20.2007	09.24.2007	06.29.2012
	USD	20,000	4.5200%	06.13.2008	06.17.2008	06.28.2012

$350.0 million 2008 credit facility	USD	46,000	3.525%	03.25.2008	03.27.2008	03.27.2013
	USD	11,500	3.895%	04.24.2008	04.30.2008	03.28.2013
	USD	28,000	4.610%	06.13.2008	06.17.2008	03.28.2013
	USD	22,000	4.099%	08.14.2008	08.20.2008	03.28.2013

E.	Off-Balance Sheet Arrangements

As of the date of this Annual Report, we have not entered into any off-balance sheet arrangements.

F.	Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2011 (in thousands of U.S. Dollars).

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term Debt Obligations	$633,580	$18,325	$120,914	$127,716	$366,625
Interest Obligations (1)(2)(3)(4)(5)	114,009	26,676	36,312	36,507	14,514
Management fee (6)	57,997	23,767	18,810	7,525	7,895
Commercial services fee (7)	1,520	447	1,073	—	—
Total:	$807,106	$69,215	$177,109	$171,748	$389,034

(1)	We have used the fixed interest rate under our swap interest rate agreements until June 2012 and March 2013 for the 2007 and 2008 credit facilities respectively plus margin.
(2)	Interest expenses for the three month period ending March 30, 2012, will increase the fixed swap interest rate by 0.273830% under the 2008 facility in accordance with the terms of the facility, as amended, and reflect the increase in funding costs announced by our banks for this three month period.
(3)	Calculations for interest obligations, upon the expiration of the interest rate swap agreements in June 2012 and March 2013 for the 2007 and 2008 credit facilities respectively, have been based on Bloomberg forward rates plus a margin of 2.5% which reflects our best estimates.
(4)	Calculations for interest obligations for the $134.6 million drawn down under our 2008 credit facility for which we have not entered into swap agreements at the this time are based on the Bloomberg forward rates plus a margin of 1.35% for the period from March 2012 to March 2013 and on the Bloomberg forward rates plus a margin of 2.5% for the period from March 2013 and for the remaining duration of the facility.
(5)	Calculations for interest obligations for the $25.0 million drawn down under the 2011 credit facility are based on the Bloomberg forward rates plus a margin of 3.25%, for the period from March 2013 and for the remaining duration of the facility.
(6)	The fees payable to Capital Ship Management represent fees for the provision of commercial and technical services such as crewing, repairs and maintenance, insurance, stores, spares and lubricants, provided pursuant to our management agreements. Management fees under the floating fee and Crude Carriers management agreements have been increased annually based on the United States Consumer Price Index for November 2011.
(7)

Represents commercial services fee equal to 1.25% on gross time charter revenues to be generated by the vessels managed under the Crude Carriers management agreement which were under long term time charters as of December 31,

2011. Assumes the full exercise by Capital Maritime of its option to extend the charter on the M/T Alexander the Great, the M/T Achilleas, the M/T Aias and the M/T Amoureux, for an additional twelve month period annually, for up to an additional two years in total (the charter of the M/T Achilleas with Capital Maritime commenced in January 2012).

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

Vessel Lives and Impairment

The carrying value of each of our vessels represents its original cost (contract price plus initial expenditures) at the time of delivery or purchase less accumulated depreciation or impairment charges. Depreciation is calculated based on the vessel’s capitalized costs using the straight line method over an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard, after considering the estimated residual value. Residual value calculation is based upon a vessel’s lightweight tonnage multiplied by a scrap rate of $180 per light weight ton which represents management’s best estimate of what we expect to receive at the end of the vessel’s useful life. In the shipping industry, the use of a 25-year vessel life for tankers has become the prevailing standard. However, the actual life of a vessel is different, with a shorter life potentially resulting in an impairment loss. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on the vessel lives of our current fleet. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. However, during the year ended December 31, 2009, market conditions changed significantly as a result of the credit crisis and resulting slowdown in world trade. Charter rates for tanker vessels decreased and values of assets were affected. We considered these market developments as indicators of potential impairment of the carrying amount of our assets. We performed the undiscounted cash flow test as of December 31, 2011 and 2010, determining undiscounted projected net operating cash flows for the vessels and comparing it to the vessels’ carrying value. In developing estimates of future cash flows, we made assumptions about future charter rates, utilization rates, ship operating expenses, future drydocking costs and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations that are in line with our historical performance and our expectations for the vessels’ utilization under our deployment strategy. Based on these assumptions we determined that the undiscounted cash flows support the vessels’ carrying amounts as of December 31, 2011 and 2010.

Please also read “Item 4B: Business Overview — Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels” above for additional information.

Revenue Recognition

We generate revenues from charterers for the charter hire of our vessels, which are chartered either under time, voyage or bareboat charters. All of our time charters and bareboat charters are classified as operating leases. Revenues under operating lease arrangements are recognized when a charter agreement exists, the charter rate is fixed and determinable, the vessel is made available to the lessee, and collection of the related revenue is reasonably assured. Revenues are recognized ratably on a straight line basis as the average revenue over the period of the respective time or bareboat charter agreement in accordance with accounting for leases. Three of our vessels currently trade on the spot market and, under certain circumstances, we may operate additional vessels in the spot market until the vessels have been fixed under appropriate medium to long-term charters. Revenues under voyage charter agreements are recognized when a voyage agreement exists, the price is fixed, service is provided and the collection of the related revenue is reasonably assured, revenues are recorded over the term of the charter as service is provided and recognized on a pro-rata basis over the duration of the voyage. A voyage is deemed to commence upon the later of the completion of discharge of the vessel’s previous cargo or upon vessel arrival to the agreed upon port based on the terms of a voyage contract that is not cancelable and voyage is deemed to end upon the completion of discharge of the delivered cargo. Although most of our charter revenues are fixed, and, accordingly, little judgment is required to be applied to the amount of revenue recognition, there is no certainty as to the daily charter rates or other terms that will be available upon the expiration of our existing charters.

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

We discontinue cash flow hedge accounting if the hedging instrument expires, is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or we revoke the designation. At that point in time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in Partners’ capital until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in profit or loss. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in Partners’ capital is transferred to net profit or loss for the year as financial income or expense.

An increase in interest rates will have a positive effect while a decrease in interest rates will have a negative effect, on the fair value of our interest rate swap agreements.

Starting on July 1, 2011, eight of our 14 interest rate swaps do not qualify as a cash flow hedge any longer and the changes in their fair value were recognized in our consolidated statements of income. Previously, all our interest rate swaps qualified as a cash flow hedge and the changes in their fair value were recognized in accumulated other comprehensive income/loss. Please see Note 2 (Significant Accounting Policies) and Note 8 (Financial Instruments) to our Financial Statements included herein for more detailed information.

Intangible assets

We record all identified tangible and intangible assets or any liabilities associated with the acquisition of a business at fair value. When a business is acquired that owns a vessel with an existing charter agreement, we determine the present value of the difference between: (i) the contractual charter rate and (ii) the prevailing market rate for a charter of equivalent duration. When determining present value we use Weighted Average Cost of Capital which includes judgements such as size and risks premiums and is appropriate in relation to the business, industry and environment in which we operate. The resulting above-market (assets) and below-market (liabilities) charters are amortized using straight line method as a reduction and increase, respectively, to revenues over the remaining term of the charters. In accordance with the guidance related to Accounting for the Impairment or Disposal of Long-Lived Assets, we evaluate the potential impairment of the identified acquired intangible assets when there are indicators of impairment. The identified intangibles are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable based on estimates of future undiscounted cash flows. In the event of impairment, the asset is written down to its fair value. An impairment loss, if any, is measured as the amount by which the carrying amount of the asset exceeds its fair value. No impairment loss was recognized during any period presented.

Recent accounting pronouncements

Please see Note 2(v) (Significant Accounting Policies — Recent Accounting Pronouncements) to our Financial Statements included herein.

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

Our board of directors initially consisted of seven persons, three persons who were designated by our general partner in its sole discretion and four who were elected by the common unitholders. Following the completion of our merger with Crude Carriers in September 2011, the size of our board has been increased to eight persons, with five to be elected by our common unitholders going forward. Following completion of the merger, Dimitris P. Christacopoulos was elected to our board of directors. Directors appointed by our general partner serve as directors for terms determined by our general partner and directors elected by our common unitholders are divided into three classes serving staggered three-year terms. The initial four directors appointed by Capital Maritime at the time of our IPO were designated as Class I, Class II and Class III elected directors. Each of the Class I, Class II and Class III Directors were re-elected during our 2008, 2009 and 2010 annual meeting of unitholders, respectively, for an additional three-year term. As of the 2010 annual meeting of unitholders, a majority of our board is now elected by our common unitholders (excluding common units held by Capital Maritime) rather than appointed by Capital Maritime. At each annual meeting of unitholders, directors are elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders (excluding common units held by Capital Maritime and its affiliates). Directors elected by our common unitholders may be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

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

Our general partner owes a fiduciary duty to our unitholders and is liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are expressly non-recourse to it. Whenever possible, the partnership agreement directs that we should incur indebtedness or other obligations that are non-recourse to our general partner. Officers of our general partner and other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Capital Maritime. Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors. Please read “Item 3D: Risk Factors—Our partnership agreement limits the fiduciary duties of our general partner and our directors to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors” for a more detailed description of such limitations.

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors and director nominees and our general partner’s executive officers as of January 31, 2012.

Name	Age	Position
Evangelos M. Marinakis (1)	44	Director and Chairman of the Board
Ioannis E. Lazaridis (1)	44	Director and Chief Executive Officer and Chief Financial Officer of our general partner
Nikolaos Syntychakis (1)	49	Director
Pierre de Demandolx-Dedons (2)	71	Director (5)
Abel Rasterhoff (3)	71	Director (5)
Evangelos G. Bairactaris (4)	40	Director and Secretary
Keith Forman (4)	53	Director (5)
Dimitris P. Christacopoulos (3)	41	Director (5)

(1)	Appointed by our general partner (term expires in 2013).
(2)	Class I director (term expires in 2014).
(3)	Class II director (term expires in 2012).
(4)	Class III director (term expires in 2013).
(5)	Member of our audit committee and our conflicts committee.

Biographical information with respect to each of our directors, our director nominees and our general partner’s executive officers is set forth below. The business address for our directors and executive officers is 3 Iassonos Street Piraeus, 18537 Greece.

Evangelos M. Marinakis, Director and Chairman of the Board.

Mr. Marinakis joined our board of directors on March 13, 2007 and serves as the Chairman of the Board. Mr. Marinakis has served as Capital Maritime’s President and Chief Executive Officer and as a director since its incorporation in March 2005. Mr. Marinakis served as Chairman and Chief Executive Officer of NYSE-listed Crude Carriers Corp., an affiliate of Capital Maritime, since March 2010 until its merger with us in September 2011. From 1992 to 2005, Mr. Marinakis was the Commercial Manager of Capital Ship Management and oversaw the businesses of the group of companies that currently form Capital Maritime. For the past 15 years, Mr. Marinakis has also been active in various other family businesses, all related to the shipping industry. During this time he founded Curzon Maritime Limited, a shipping broker, and Express Sea Transport Corporation, an international vessel operator. Mr. Marinakis began his career as a Sale & Purchase trainee broker at Harley Mullion in the UK, and then worked as a chartering broker for Elders Chartering Limited, also in the UK. Mr. Marinakis holds a B.A. in International Business Administration and an MSC in International Relations from the United States International University Europe, London.

Ioannis E. Lazaridis, Director and Chief Executive and Chief Financial Officer.

Mr. Lazaridis has served as the Chief Executive and Chief Financial Officer of our general partner since its formation in January 2007 and joined our board of directors on March 13, 2007. Mr. Lazaridis served as President of NYSE-listed Crude Carriers Corp., an affiliate of Capital Maritime, since March 2010 until its merger with us in September 2011, and has also served as Capital Maritime’s Chief Financial Officer and as a director since its incorporation in March 2005. From 2004 to March 2005, Mr. Lazaridis was employed by our predecessor companies. From 1996 to 2004, Mr. Lazaridis was employed by Credit Agricole Indosuez Cheuvreux in London, where he worked in the equity department. From 1993 to 1996, Mr. Lazaridis was employed by Kleinwort Benson in equity sales and from 1990 to 1993 was employed by Norwich Union Investment Management. Mr. Lazaridis holds a B.A. degree in economics from the University of Thessaloniki in Greece and an M.A. in Finance from the University of Reading in the UK. He is also an Associate for the Institute of Investment Management and Research in the UK.

Evangelos G. Bairactaris, Director and Secretary.

Mr. Bairactaris joined our board of directors on March 13, 2007 and has served as our Secretary since our formation in January 2007. Mr. Bairactaris is a Greek attorney at law and a member of the Piraeus Bar Association. Mr. Bairactaris has been a partner in G.E. Bairactaris & Partners since 2000 and has acted as managing partner since 2003. He has regularly provided his professional services to our predecessor companies and many Greek and international shipping companies and banks. Mr. Bairactaris is currently a director of Hellenic Seaways Maritime

S.A., one of the largest coastal passenger and cargo transportation services company operating in Greece and Italy. The law firm of G.E. Bairactaris & Partners has provided, and may continue to provide, legal services to us and to Capital Maritime and its affiliates.

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

Abel Rasterhoff, Director.

Mr. Rasterhoff joined our board of directors on April 3, 2007. He serves on our conflicts committee and has been designated as the audit committee’s financial expert. Mr. Rasterhoff joined Shell International Petroleum Maatschappij in 1967, and worked for various entities of the Shell group of companies until his retirement from Shell in 1997. From 1981 to 1984, Mr. Rasterhoff was Managing Director of Shell Tankers B.V., Vice Chairman and Chairman-elect of the Dutch Council of Shipping and a Member of the Dutch Government Advisory Committee on the North Sea. From 1991 to 1997, Mr. Rasterhoff was Director and Vice President Finance and Planning for Shell International Trading and Shipping Company Limited. During this period he also served as a Board Member of the Securities and Futures Authority (SFA) in London. From February 1998 to 2004, Mr. Rasterhoff has served as a member of the executive board and as Chief Financial Officer of TUI Nederland, the largest Dutch tour operator. From February 2001 to September 2001, Mr. Rasterhoff served as a member of the executive board and as Chief Financial Officer of Connexxion, the government owned public transport company. Mr. Rasterhoff was also on the Supervisory Board of SGR and served as an advisor to the trustees of the TUI Nederland Pension Fund. Mr. Rasterhoff served on the Capital Maritime Board from May 2005 until his resignation in February 2007 as the chairman of the audit committee. Mr. Rasterhoff is currently a director and audit committee member of Aegean Marine Petroleum Network Inc., a company listed on the New York Stock Exchange (“NYSE”). Mr. Rasterhoff holds a graduate business degree in economics from Groningen State University.

Keith Forman, Director.

Mr. Forman joined our board of directors on April 3, 2007 and serves on our conflicts committee and our audit committee. Mr. Forman was, until March 31, 2010, a Partner and served as Chief Financial Officer of Crestwood Midstream Partners. Crestwood Midstream was a private investment partnership focused on making equity investments in the midstream energy market. Crestwood’s other partners included the Blackstone Group, Kayne Anderson and GSO Capital. From January 2004 to July 2005, he was Senior Vice President, Finance for El Paso Corporation, a leading provider of natural gas services. Mr. Forman, who joined El Paso in 1998 upon their acquisition of the general partner of the Leviathan Gas Pipeline Partners, also served as Vice President from 2001 to 2003, of El Paso Field Services and from 1992 to 2003 he served as Chief Financial Officer of GulfTerra Energy Partners L.P., a publicly traded master limited partnership. In his position with GulfTerra, he was responsible for the financing activities of the partnership, including its commercial and investment banking relationships. In November 2011, Mr. Forman became an independent director of New York Stock Exchange listed Rentech Nitrogen Partners, a publicly traded master limited partnership engaged in the manufacture of fertilizer products, where he serves on both the audit and conflict committees.

Pierre de Demandolx-Dedons, Director.

Mr. de Demandolx Dedons joined our board of directors on November 15, 2011 and served on our conflicts committee and our audit committee. Mr. de Demandolx Dedons has been involved in the shipping industry in various capacities for over forty years and since 1997 has been primarily a shipping consultant. From 1984 to 1997, Mr. de Demandolx Dedons was employed by Groupe WORMS & Cie, a French financial, insurance and transportation company, where he held several positions in the organization, including Deputy General Manager of Cie Navale Worms (which became Compagnie Nationale De Navigation in 1986) and General Manager in charge of Finance—Tankers and Offshore, a position he held from 1991 to 1996. From 1986 to 2004, Mr. de Demandolx Dedons was a member of the board of directors of UK P&I Clubs. Prior to this involvement, from 1975 to 1984, Mr. de Demandolx Dedons was active in the French Shipowners’ Association in Paris, serving as its Deputy General Manager from 1975 to 1977 and as its General Manager from 1977 to 1984. During this time he was active on the boards of ICS and ISF. From 1965 to 1975 he was a civil servant in the French Ports Authorities. He currently sits on a number of boards of directors both in Europe and the United States, including Seacor Holdings Inc., a company listed on the NYSE. Prior to joining our board of directors, Mr. de Demandolx Dedons served as a director of Crude Carriers Corp. and Capital Maritime & Trading Corp.

Dimitris P. Christacopoulos, Director.

Mr. Christacopoulos, joined our board of directors on September 30, 2011, following our merger with NYSE listed Crude Carriers Corp., where he had served as a director since 2010. Mr. Christacopoulos currently serves as a Partner at Octane Management Consultants. He started his professional career as an analyst in the R&D Department of a major food producer in Greece in 1992 before joining Booz Allen & Hamilton Consulting in 1995 in New York in their Operations Management Group. He subsequently joined Barclays Capital as the Associate Director for Strategic Planning in London from 1999 to 2002 at which time he became Director of Corporate Finance & Strategy at Aspis Group of Companies in Athens where he participated in the Group’s Management and Investment Committees. In 2005, he joined Fortis Bank NV/SA as a Director in the Energy, Commodities and Transportation Group and until 2010 acted as the Deputy Country Head for Greece, setting up the bank’s Greek branch and expanding its presence in ship and energy finance in the region. Mr. Christacopoulos has a diploma in chemical engineering from the National Technical University of Athens and an MBA from Columbia Business School in New York.

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

Executive Compensation

We and our general partner were formed in January 2007. Neither we nor our general partner paid any compensation to our directors or our general partner’s officers nor accrued any obligations with respect to management incentive or retirement benefits for our directors or our general partner’s officers prior to April 3, 2007. Because our Chief Executive Officer and Chief Financial Officer, Mr. Lazaridis, is an employee of Capital Maritime, his compensation is set and paid by Capital Maritime, and we reimburse Capital Maritime for the cost of the provided services. We do not have a retirement plan for our executive officers or directors. Officers and employees of our general partner or its affiliates may participate in employee benefit plans and arrangements sponsored by Capital Maritime, our general partner or their affiliates, including plans that may be established in the future.

Compensation of Directors

Officers of our general partner or Capital Maritime who also serve as our directors do not receive additional compensation for their service as directors. Our directors receive compensation for attending meetings of our board of directors or committee meetings as well as for serving in the role of committee chair and have also received restricted units. Please also read “Item 6E: Share Ownership—Omnibus Incentive Compensation Plan” below for additional information. For the year ended December 31, 2011, our directors, including our chairman, received an aggregate amount of $470,000. In lieu of any other compensation, our chairman receives an annual fee for acting as a director and as the chairman of our board of directors. In addition, each director is reimbursed for out–of–pocket expenses in connection with attending meetings of the board of directors or committees and is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

Services Agreement

Under a services agreement entered into between our general partner and Mr. Lazaridis, if a change in control occurs, Mr. Lazaridis may resign within six months of such change in control.

C.	Board Practices

Our general partner, Capital GP L.L.C., manages our day-to-day activities consistent with the policies and procedures adopted by our board of directors which currently consists of eight members, three of which are appointed by our general partner. Unitholders are not entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation. There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

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

Audit Committee. The audit committee of our board of directors is composed of three or more independent directors, each of whom must meet the independence standards of the Nasdaq Global Market, the SEC and any other applicable laws and regulations governing independence from time to time. The audit committee is currently comprised of directors Abel Rasterhoff (chair), Pierre de Demandolx Dedons, Keith Forman and Dimitris Christacopoulos. All members of the committee are financially literate and our board of directors has determined that Mr. Rasterhoff qualifies as an “audit committee financial expert” for purposes of the U.S. Sarbanes-Oxley Act of 2002. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls.

Conflicts Committee. The conflicts committee of our board of directors is composed of the same directors constituting the audit committee, being Keith Forman (chair), Abel Rasterhoff, Pierre de Demandolx Dedons and Dimitris Christacopoulos. The members of our conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by The Nasdaq Global Market to serve on an audit committee of a board of directors and certain other requirements. The conflicts committee reviews specific matters that the board believes may involve conflicts of interest and determines if the resolution of the conflict of interest is fair and reasonable to us. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders.

D.	Employees

We currently do not have our own executive officers and expect to rely on the officers of our general partner to manage our day-to-day activities consistent with the policies and procedures adopted by our board of directors. All of the executive officers of our general partner and three of our directors also are executive officers, directors or affiliates of Capital Maritime.

E.	Share Ownership

As of December 31, 2011:

•	795,200 restricted common units had been issued under our Plan (described below);

•

623,064 common units resulting from the conversion of Crude Carriers common shares issued under the Crude Plan at the time of our merger with Crude Carriers, including shares issued under the Crude Plan to our director Dimitris Christacopoulos when he was a member of the board of directors of Crude Carriers;

•

Our director Keith Forman has owned a small number of common units since the date of our IPO. In addition, restricted common units were also issued to all members of our board of directors in August 2010 under the terms of our Plan (described below) which they may be deemed to beneficially own, or to have beneficially owned. The shares issued to our newly elected director Dimitris Christacopoulos when he was a member of the board of directors of Crude Carriers converted to common units in us in the same manner as all shares converted under the terms of our merger agreement. No member of our board of directors owns common or restricted units in a number representing more than 1.0% of our outstanding common units; and

•

The Marinakis family, including our chairman Mr. Marinakis, through its beneficial ownership of Capital Maritime and Crude Carriers Investments, may be deemed to beneficially own, or to have beneficially owned, all of the units held by Capital Maritime and Crude Carriers Investments.

Omnibus Incentive Compensation Plan

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

On August 31, 2010, we, either directly or through our general partner, issued 795,200 (or 2% of our total units outstanding as of December 31, 2010) of the 800,000 units authorized under the Plan. Awards were issued to all members of our board of directors, to officers of our general partner, our manager, Capital Maritime and to employees of certain key affiliates and other eligible persons, with the majority vesting three years from the date of issuance, except for awards issued to certain members of our board of directors which vest in equal annual installments over a three-year period.

On March 1, 2010, the board of directors of Crude Carriers adopted the Crude Plan according to which Crude Carriers may issue shares, not to exceed 400,000, to its employees, consultants, officers, directors or affiliates, amongst others and on August 31, 2010, 399,500 shares were issued. Except for awards issued to certain members of the Crude Carriers board at the time which vest in equal annual installments over a three-year period, the majority of the shares issued vest three years from the date of issuance.

At the time of the completion of our merger with Crude Carriers all common shares of Crude Carriers which had been previously issued under the Crude Plan converted to common units in us at an exchange ratio of 1.56, with the exception of common shares issued to the four independent members of the Crude board of directors who did not continue as members of our board of directors which vested immediately. Concurrently, we adopted the terms of the Crude Plan which governs such converted shares, the terms and conditions of which are substantially similar to the terms and conditions of our Plan and remained unchanged after the completion of the merger.

All awards issued under our Plan and the Crude Plan are conditional upon the grantee’s continued service until the applicable vesting date and all awards accrue distributions payable upon vesting. Please read Note 14 (Omnibus Incentive Compensation Plan) to our Financial Statements included herein for more information.

Item 7.	Major Unitholders and Related-Party Transactions.

A.	Major Unitholders

As of December 31, 2011, our partners’ capital consisted of 69,372,077 common units, of which 48,098,362 are owned by non-affiliated public unitholders representing a 69.3% common unitholder interest in us, no subordinated units and 1,415,757 general partner units. The Marinakis family, including Evangelos M. Marinakis, our chairman, may be deemed to beneficially own a 32.1% interest in us through its beneficial ownership, amongst others, of Capital Maritime, which owned a 25.1% interest in us, including 17,763,305 common units and a 2% interest in us through its ownership of our general partner, and of Crude Carriers Investments, which owned a 4.6% interest in us.

The following table sets forth as of January 31, 2012, the beneficial ownership of our common units by each person we know beneficially owns more than 5.0% or more of our common, and all of our directors, director nominees and the executive officers of our general partner as a group. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power.

Name of Beneficial Owner	Number of Common Units Owned	Percentage of Total Common Units

Capital Maritime (1)(2)	17,763,305	25.6%
Crude Carriers Investments (2)	3,284,210	4.6%
All executive officers and directors as a group (8 persons) (2)(3)	0	0%
Kayne Anderson Capital Advisors, L.P. (4)	8,961,545	12.9%

(1)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Capital Maritime.
(2)	The Marinakis family, including our chairman Mr. Marinakis, through its ownership of Capital Maritime and Crude Carriers Investments, amongst others, may be deemed to beneficially own, or to have beneficially owned, all of the units held by Capital Maritime and Crude Carriers Investments.
(3)	Our director Keith Forman has owned a small number of common units since the date of our IPO. In addition, restricted common units were also issued to all members of our board of directors in August 2010 under the terms of our Plan which they may be deemed to beneficially own, or to have beneficially owned. Our director Dimitris Christacopoulos owns a number of restricted common units in us, which resulted from the conversion of restricted shares in Crude Carriers into our common units at the time of our merger with Crude Carriers. Our chairman Mr. Marinakis and our Chief Executive and Chief Financial Officer Mr. Lazaridis own certain common units in us which resulted from the conversion of shares in Crude Carriers into our common units at the time of our merger with Crude Carriers. No member of our board of directors owns common or restricted units in a number representing more than 1% of our outstanding common units.
(4)	This information is based on the Schedule 13G filed by Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne with the SEC on January 24, 2012.

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

As of December 31, 2011, the Marinakis family, including Evangelos M. Marinakis, our chairman, may be deemed to beneficially own a 32.1% interest in us through its beneficial ownership, amongst others, of Capital Maritime, which owned a 25.1% interest in us, including 17,763,305 common units and a 2% interest in us through its ownership of our general partner, and of Crude Carriers Investments, which owned a 4.6% interest in us. Capital Maritime’s ability, as sole member of our general partner, to control the appointment of three of the eight members of our board of directors and to approve certain significant actions we may take as well as its ownership of 25.61% of our common units which it can vote in their totality on all matters that arise under the partnership agreement, means that Capital Maritime, together with its affiliates, will have the ability to exercise significant influence regarding our management and may be able to propose amendments to the partnership agreement that are in its best interest.

Transactions entered into following January 1, 2012

1.	Amended and Restated Management Agreement. On January 1, 2012, we amended and restated the fixed fee management agreement with Capital Ship Management. in its entirety to reflect, amongst others, the vessels covered by such agreement Please read “Item 4B: Business Overview—Our Management Agreements” above for a detailed description of the terms of this management agreement.

2.	Investor Relations Services Agreement. On January 1, 2012, we entered into an Investor Relations Agreement with Capital Ship Management to clarify the provisions under which certain investor relations and corporate support services to assist us in our communications with holders of units representing limited partnership interests in us shall be provided to us further to the provisions of the Administrative Services Agreement entered into with Capital Ship Management and subject to its terms. Under the terms of the agreement we pay Capital Ship Management a fixed monthly fee of $15,000 plus reimbursement of reasonable expenses. The agreement will be renewed annually on its terms unless we elect not to renew.

Transactions entered into during the year ended December 31, 2011

1.	M/T Amore Mio II – Charter Party Agreement with Capital Maritime. On December 18, 2011, the M/T Amore Mio II commenced its charter with Capital Maritime at a net daily charter rate of $18,022 per day for an 11-14 month period (+/- 30 days) with earliest redelivery expected in October 2012. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors.

2.	M/T Achilleas – Charter Party Agreement with Capital Maritime. On November 20, 2011, we chartered the M/T Achilleas with Capital Maritime at a gross daily charter rate of $28,000 per day plus 50/50 profit share on actual earnings settled every 6 months for the first 12 months of its time charter to Capital Maritime. Capital Maritime has the option to extend the time charter employment for a second year at $34,000 per day and for a third year at $38,000 per day with the same profit share arrangements. The M/T Achilleas was delivered to Capital Maritime in January 2012. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors.

3.	M/T Alexander The Great – Charter Party Agreement with Capital Maritime. On October 27, 2011, we chartered the M/T Alexander the Great with Capital Maritime at a gross daily charter rate of $28,000 per day plus 50/50 profit share on actual earnings settled every 6 months for the first 12 months of its time charter to Capital Maritime. Capital Maritime has the option to extend the time charter employment for a second year at $34,000 per day and for a third year at $38,000 per day with the same profit share arrangements. The M/T Alexander The Great was delivered to Capital Maritime in November 2011. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors.

4.	M/T Amoureux and M/T Aias– Charter Party Agreements with Capital Maritime. On October 27, 2011, we chartered the M/T Amoureux and the M/T Aias with Capital Maritime at a gross daily charter rate of $20,000 per day plus 50/50 profit share on actual earnings settled every six months for the first 12 months of their time charter to Capital Maritime. Capital Maritime has the option to extend the time charter employment for a second year at $24,000 per day and for a third year at $28,000 per day with the same profit share arrangements. Both vessels were delivered to Capital Maritime during October and November 2011, respectively. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors.

5.	Amendment to Omnibus Agreement with Capital Maritime. On September 30, 2011, we amended and restated the Omnibus Agreement with Capital Maritime, Capital GP L.L.C and Capital Product Operating L.L.C in connection with the Agreement and Plan of Merger dated as of May 5, 2011 which governs the manner in which certain future tanker business opportunities will be offered by Capital Maritime to us. Under the terms of the amended and restated omnibus agreement Capital Maritime and its controlled affiliates (other than us, our general partner and our subsidiaries) have agreed not to acquire, own or operate product or crude oil tankers with carrying capacity over 30,000 dwt under time or bareboat charters with a a remaining duration, excluding any extension options, of at least twelve months at the earliest of the following dates: (a) the date the tanker to which such time or bareboat charter is attached is first acquired by Capital Maritime and its controlled affiliates and (b) the date on which a tanker owned by Capital Maritime or its controlled affiliates is put under such time or bareboat charter without the consent of our general partner or first offering such tanker vessel to us. Similarly, we may not acquire, own or operate product or crude oil tankers with carrying capacity under 30,000 dwt, other than vessels we had owned prior to the date of such amendment without first offering such tanker vessel to Capital Maritime. In addition, each of Capital Maritime and we have granted the other party a right of first offer on the transfer or re-chartering of any vessels with carrying capacity over 30,000 dwt.

6.	M/T Agisilaos – Extension of Charter Party Agreement with Capital Maritime. On July 25, 2011, we extended the charter of the M/T Agisilaos with Capital Maritime. The twelve month extension is fixed at a gross daily charter rate of $13,500 ($13,331 net) and the charter is subject to a profit sharing arrangement which allows each party to share, at a 50/50 percentage, additional revenues earned for breaching the Institute Warranty Limits. The earliest expected redelivery is June 2012.

7.	M/T Arionas – Extension of Charter Party Agreement with Capital Maritime. On July 25, 2011, we extended the charter of the MT Arionas with Capital Maritime. The twelve month extension is fixed at a gross daily charter rate of $13,800 ($13,628 net) and the charter is subject to a profit sharing arrangement which allows each party to share, at a 50/50 percentage, additional revenues earned for breaching the Institute Warranty Limits. The earliest expected redelivery is September 2012.

8.	Share Purchase Agreement for the acquisition of the vessel owning company of the M/V Cape Agamemnon. On June 9, 2011, we entered into a share purchase agreement with Capital Maritime pursuant to which we acquired all of Capital Maritime’s interests in the vessel owning company that owns the M/V Cape Agamemnon. The acquisition was funded through $1.5 million from available cash and the incurrence of $25.0 million of debt under our 2011 credit facility and the remainder through the issuance of 6,958,000 common units to Capital Maritime. The M/V Cape Agamemnon, a 179,221 dwt, 2010 built dry cargo vessel built at Sungdong Shipbuilding & Marine Engineering Co., Ltd., South Korea is chartered to Cosco under a charter with an earliest scheduled expiration date of June 2020, as amended. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors. Please see “Item 5B: Liquidity and Capital Resources—Net Cash Used in Investing Activities” and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding this acquisition, including a detailed explanation of how it was accounted for.

9.	Floating Rate Management Agreement with Capital Maritime. On June 9, 2011, we entered into a floating fee management agreement with Capital Ship Management Corp. based on actual expenses with an initial term of five years. The M/V Cape Agamemnon acquired during 2011 and the two vessels whose management agreement with Capital Ship Management expired during the year are managed under this floating fee arrangement going forward. According to this agreement Capital Ship Management provides us commercial and technical services for a daily fee that is revised annually based on the United States Consumer Price Index. We also reimburse our manager for all of its direct and indirect costs, expenses and liabilities incurred in providing the above services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Under the terms of this management agreement the costs and expenses associated with a vessel’s next scheduled drydocking are borne by us and not by our manager.

10.	Agreement and Plan of Merger Agreement with Crude Carriers. On May 5, 2011, we entered into a definitive agreement to merge with Crude Carriers Corp. in a unit for share transaction whereby Crude would become a wholly owned subsidiary of ours. The exchange ratio was 1.56 CPLP units for each Crude Carriers share. Both we and Crude established Special Committees, consisting entirely of independent directors, to negotiate the terms of the merger agreement, and each of the Special Committees approved the transaction and recommended it to their respective boards of directors, which unanimously approved the transaction. In September 2011, we completed the merger with Crude, which was approved by 60.3%, of Crude’s unaffiliated shareholders voting as a separate class, representing approximately 97.9% of the total votes cast, at a special shareholders’ meeting. In connection with the merger, we issued an additional 24,967,240 common units to holders of Crude Carriers’ shares, which includes 3,284,210 common units resulting from the conversion of Crude Carriers’ Class B Shares owned by Crude Carriers Investments and 623,064 common units resulting from the conversion of common shares issued under the Crude Plan. We also approved the election of Dimitris Christacopoulos to our board of directors as a Class II Director. The conflicts committee retained independent legal and financial advisors to assist in evaluating the proposed transaction and the purchase price.

11.	Crude Carriers Corp. Management Agreement with Capital Ship Management. On September 30, 2011, we completed our merger with Crude Carriers, whereby it became a wholly owned subsidiary of ours. The five crude tanker vessels we acquired as part of our merger with Crude Carriers are managed under a management agreement entered into in March 2010, as amended, with Capital Ship Management whose initial term will expire on December 31, 2020 and shall be automatically renewed for five-year periods if no notice of termination is given in the fourth quarter of the year immediately preceding the end of the initial term or any of its extensions. Under the terms of this management agreement we reimburse our manager for all of its direct and indirect costs, expenses and liabilities incurred in providing the above services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating and administrative costs. In addition we pay our manager management fees based on the following components:

a.	Technical management fee at a per day daily fee to be updated on each anniversary following the Consumer Price Index;

b.	Sale & purchase fee equal to 1% of the gross purchase or sale price upon the consummation of any purchase or sale of a vessel by Crude Carriers; and

c.	Commercial services fee equal to 1.25% of all gross charter revenues generated by each vessel for commercial services rendered.

In addition, the manager has the right to terminate the management agreement and, under certain circumstances, could receive substantial sums in connection with such termination; however, even if our board of directors or our unitholders are dissatisfied with the manager, there are limited circumstances under which we can terminate such management agreement. If the manager elects to terminate the management agreement, in accordance with the terms of the agreement a termination payment, which could be substantial, will be payable to the manager. This termination payment was initially set at $9.0 million and increases on each one-year anniversary during which the management agreement remains in effect (on a compounding basis) in accordance with the total percentage increase, if any, in the Consumer Price Index over the immediately preceding twelve months.

12.	M/T Avax – Charter Party Agreement with Capital Maritime. On May 3, 2011, we chartered the M/T Avax with Capital Maritime at a gross daily charter rate of $14,000 for 12 months (+/-30 days). The charter is subject to a profit sharing arrangement which allows each party to share, at a 50/50 percentage, additional revenues earned for breaching the Institute Warranty Limits. The charter commenced in May upon redelivery of the vessel from the previous charterer, and the earliest expected redelivery under the new charter is April 2012. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors.

13.	M/T Akeraios – Charter Party Agreement with Capital Maritime. On May 3, 2011, we chartered the M/T Akeraios with Capital Maritime at a gross daily charter rate of $14,000 for 12 months (+/-30 days). The charter is subject to a profit sharing arrangement which allows each party to share, at a 50/50 percentage, additional revenues earned for breaching the International Warranty Limits. The charter commenced in July upon redelivery from the previous charterer, and the earliest expected redelivery under the charter is June 2012. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors.

14.	M/T Amore Mio II – Charter Party Agreement with Capital Maritime. On January 7, 2011, we rechartered the M/T Amore Mio II with Capital Maritime at a net daily charter rate of $25,000 ($25,316.45 gross). The charter commenced directly upon the vessel’s redelivery from its previous charter with BP Shipping Limited on January 9, 2011, and has an earliest scheduled expiration date of December 2011. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors.

15.	Investor Relations Services Agreement. On January 1, 2011, we entered into a one-year Investor Relations Agreement with Capital Ship Management to clarify the provisions under which certain investor relations and corporate support services to assist us in our communications with holders of units representing limited partnership interests in us shall be provided to us further to the provisions of the Administrative Services Agreement entered into with Capital Ship Management and subject to its terms. Under the terms of the agreement we pay Capital Ship Management a fixed monthly fee of $15,000 plus reimbursement of reasonable expenses.

Transactions entered into during the year ended December 31, 2010

1.	Restricted Share Issuance under the Plan. On August 31, 2010, we, either directly or through our general partner, issued 795,200 (or 2% of our total units outstanding as of December 31, 2010) of the 800,000 units authorized under the Plan, with the majority vesting after 3 years from the date of issue, with the exception of awards issued to our Chairman and to the three independent members of our board of directors which vest in equal annual installments over a three-year period.

2.	Equity Offering-Re-Acquisition of M/T Assos from Capital Maritime. On August 9, 2010, we announced the issuance of 5,500,000 common units at a public offering price of $8.63 per common unit under our 2008 Form F-3. An additional 552,254 common units were subsequently sold on the same terms following the partial exercise of the over-allotment option granted to the underwriters for the offering. Capital GP L.L.C., our general partner, participated in both the offering and the exercise of the over-allotment option and purchased an additional 123,515 units at the public offering price, thereby maintaining its 2% interest in us.

Aggregate proceeds, net of commissions but before expenses relating to the offering, were approximately $50.8 million. The net proceeds from the offering, were used to re-acquire the M/T Assos at an acquisition price of $43.5 million and for general partnership purposes. The M/T Assos was acquired with a bareboat charter attached, as, prior to its acquisition, the vessel had been leased to Arrendadora pursuant to a finance lease agreement, and was renamed M/T Insurgentes and registered under Mexican flat. The vessel was subsequently delivered by Arrendadora to Pemex, under a bareboat charter agreement expected to expire in March 2014, at the earliest. The proposed transaction has been approved by our board of directors following approval by the conflicts committee of independent directors. The conflicts committee retained outside legal and financial advisors to assist in evaluating the proposed transaction and the purchase price.

3.	Purchase of M/T Alkiviadis and Charter Agreement with Capital Maritime. On June 30, 2010, we entered into a share purchase agreement with Capital Maritime pursuant to which we acquired all of Capital Maritime’s interests in the wholly owned subsidiary that owns the M/T Alkiviadis. The aggregate purchase price for the vessel was $31.5 million under the terms of the share purchase agreement with Capital Maritime, financed with cash. The M/T Alkiviadis is chartered to Capital Maritime for a 24-month period (+/- 30 days) at a net rate of $12,838 with an earliest scheduled expiration date of June 2012. The charter includes 50/50 profit share for voyages outside the IWL. The vessel’s operating expenses are fixed for five years until June 2015 at a daily rate of $7,000 under our Management Agreement with Capital Maritime. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors.

4.	M/T Arionas-Charter Party Agreement with Capital Maritime. On June 4, 2010, we rechartered the M/T Arionas with Capital Maritime at a net daily charter rate of $11,850. The charter includes 50/50 profit share for voyages outside the IWL. The charter commenced in October 2010 upon the vessel’s redelivery from its previous charter in October 2010, and has an earliest scheduled expiration date of September 2011.

5.	Equity Offering–Re-Acquisition of M/T Atrotos from Capital Maritime. On February 23, 2010 we announced the issuance of 5,800,000 common units at a public offering price of $8.85 per common unit under our 2008 Form F-3. An additional 481,578 common units were subsequently sold on the same terms following the partial exercise of the over-allotment option granted to the underwriters for the offering. Capital GP L.L.C., our general partner, participated in both the offering and the exercise of the over-allotment option and purchased an additional 128,195 units at the public offering price, thereby maintaining its 2 percent interest us. Aggregate proceeds, net of commissions but before expenses relating to the offering, were approximately $54.0 million. The net proceeds from the offering were used to reacquire the M/T Atrotos at an acquisition price of $43.0 million and for general partnership purposes. The M/T Atrotos was acquired with a bareboat charter attached, as, prior to its acquisition, on March 1, 2010, the vessel had been leased to Arrendadora pursuant to a finance lease agreement, and was renamed M/T El Pipila and registered under Mexican flat. The vessel was subsequently delivered by Arrendadora to Pemex under a bareboat charter agreement expected to expire in March 2014, at the earliest. The proposed transaction has been approved by our board of directors following approval by the conflicts committee of independent directors. The conflicts committee retained outside legal and financial advisors to assist in evaluating the proposed transaction and the purchase price.

6.	M/T Agisilaos – Charter Party Agreement with Capital Maritime. On January 21, 2010, we rechartered the M/T Agisilaos with Capital Maritime at a net daily charter rate of $11,850 ($12,000 gross). The charter includes 50/50 profit share for voyages outside the IWL. The charter commenced directly upon the vessel’s redelivery from its previous charter with BP Shipping Limited, in March 2010, and has an earliest scheduled expiration date of February 2011. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors.

7.	M/T Axios – Charter Party Agreement with Capital Maritime. On January 21, 2010, we rechartered the M/T Axios with a subsidiary of Capital Maritime at a net daily charter rate of $12,591 ($12,750 gross). The charter includes 50/50 profit share for voyages outside the IWL. The charter commenced directly upon the vessel’s redelivery from its previous charter with BP Shipping Limited in February 2010 and is expected to expire in February or March 2011. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors.

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

Transactions entered into during the year ended December 31, 2009

1.	Share Purchase Agreement – Exchange of M/T Atrotos with M/T Ayrton II. On April 13, 2009, the 2007 built M/T Atrotos, was exchanged for the M/T Ayrton II, a 51,260 dwt chemical/product tanker built in April 2009 at STX Shipbuilding Co. Ltd, South Korea. The M/T Ayrton II has been chartered to BP Shipping Limited under a time charter with expected expiration in March 2012 (third year subject to charterer’s option), at a base gross rate of $22,275 per day (net rate $22,000) plus a 50/50 profit share for breaching IWL. The M/T Ayrton II was delivered to Capital Maritime in April 2009 and is one of the vessels identified under our omnibus agreement with Capital Maritime. The vessel’s operating expenses are fixed at a daily rate of $6,500 per day for approximately the next five years under the Management Agreement. Under the terms of the share purchase agreement all assets and liabilities of the vessel owning company of the M/T Ayrton II, except the vessel, necessary permits and time charter agreement, were retained by Capital Maritime. In exchange, Capital Maritime received all the shares of the vessel owning company of the M/T Atrotos, and an additional consideration of $4.0 million to reflect the value and longer duration of the charter attached to the vessel, as well as its younger age, and we remained responsible for any costs associated with the delivery of the vessel to Capital Maritime. All assets and liabilities of the vessel owning company of the M/T Atrotos, except the vessel and necessary permits were retained by us. Lastly, Morgan Stanley Capital Group Inc., the charterer of the M/T Atrotos agreed to compensate us for the early termination of the charter attached to the vessel. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors. Please see “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Accounting for Acquisition and Disposal of Vessels and Merger with Crude Carriers Corp.” for more information regarding how we account for acquisitions.

2.	Related Party Loan – M/T Ayrton II. For the financing of the construction of the M/T Ayrton II, Capital Maritime had entered into a loan agreement with a bank on behalf of the related vessel owning company. Capital Maritime acted as the borrower and the vessel owning company acted as the guarantor in this loan agreement. The M/T Ayrton II had been financed in the amount of $22.9 million as of December 31, 2008. This loan was fully repaid by Capital Maritime upon the delivery of the vessel to the related vessel owning company from the shipyard in April 2009, before the vessel was transferred to us.

3.	Share Purchase Agreement – Exchange of M/T Assos with M/T Agamemnon II. On April 7, 2009, the 2007 built M/T Assos was exchanged for the M/T Agamemnon II, a 51,238 dwt chemical/product tanker built in 2008 at STX Shipbuilding Co. Ltd, South Korea, which was part of the Capital Maritime fleet at the time, The M/T Agamemnon II has been chartered to BP Shipping Limited under a time charter expected to expire in December 2011, at the earliest, at a base gross rate of $22,275 per day (net rate $22,000) plus a 50/50 profit share for breaching IWL. The M/T Agamemnon II was delivered to Capital Maritime in November 2008 and is one of the vessels identified under our Omnibus Agreement with Capital Maritime. The vessel’s operating expenses are fixed at a daily rate of $6,500 per day for approximately the next five years under the Management Agreement. Under the terms of the share purchase agreement all assets and liabilities of the vessel owning company of the M/T Agamemnon II, except the vessel, necessary permits and time charter agreement, were retained by Capital Maritime. In exchange, Capital Maritime received all the shares of the vessel owning company of the M/T Assos, and an additional consideration of $4.0 million to reflect the value and longer duration of the charter attached to the vessel, as well as its younger age, and we remained responsible for any costs associated with the delivery of the vessel to Capital Maritime. All assets and liabilities of the vessel owning company of the M/T Assos, except the vessel and necessary permits were retained by us. Lastly, Morgan Stanley Capital Group Inc., the charterer of the M/T Assos agreed to compensate us for the early termination of the charter attached to the vessel. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors. Please see “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Accounting for Acquisition and Disposal of Vessels and Merger with Crude Carriers Corp.” for more information regarding how we account for acquisitions.

4.	Related Party Loan – M/T Agamemnon II. Upon delivery of the M/T Agamemnon II to Capital Maritime in November 2008, Capital Maritime entered into a loan agreement with a bank for the financing of the vessel. Capital Maritime acted as the borrower and the vessel owning company acted as the guarantor in this loan agreement. As of December 31, 2008 the balance outstanding under this loan was $29.4 million. The vessel owning company of the M/T Agamemnon II ceased to be a guarantor under the loan as of the date the vessel was transferred to us.

5.	Related Party Loan – M/T Atrotos. Upon acquisition of the M/T Atrotos from Capital Maritime in April 2009, Capital Maritime entered into a loan agreement with a bank for the financing of the vessel. Capital Maritime acted as the borrower and the vessel owning company acted as the guarantor in this loan agreement. As of December 31, 2009 the balance outstanding under this loan was $25.8 million. The vessel owning company of the M/T Atrotos ceased to be a guarantor under the loan as of the date the vessel was transferred to us on March 1, 2010.

6.	Agreement with Capital GP L.L.C. re Incentive Distribution Rights (“IDRs”). On January 30, 2009, we entered into an agreement with our general partner, Capital GP L.L.C., whereby the general partner agreed to defer receipt of a portion of the $12.5 million incentive distribution payment it is entitled to under the terms of our partnership agreement as a result of the payment of an exceptional cash distribution in February 2009. The general partner received the $12.5 million of incentive payments in four equal quarterly installments, with the first installment having been paid on February 13, 2009. These payments were made from the operating surplus. As of December 31, 2009, the $12.5 million incentive distribution payment had paid in full to Capital GP L.L.C.

7.	Investor Relations Services Agreement. On January 1, 2009, we entered into a one-year Investor Relations Agreement with Capital Ship Management to clarify the provisions under which certain investor relations and corporate support services to assist us in our communications with holders of units representing limited partnership interests in us shall be provided to us further to the provisions of the Administrative Services Agreement entered into with Capital Ship Management and subject to its terms. Under the terms of the agreement we pay Capital Ship Management a fixed monthly fee of $15,000 plus reimbursement of reasonable expenses.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information.

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

Cash Distribution Policy

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our cash available (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves). In connection with terminating subordinated units we previously had outstanding, our board of directors unanimously determined to distribute available cash amounting to $39.3 million to our unitholders through an exceptional non-recurring distribution of $1.05 per unit for the fourth quarter of 2008, including a payment of $12.5 million for IDRs held by our general partner.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. In particular you should carefully consider the relevant risks included in “Item 3D: Risk Factors” included herein. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•

Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. The partnership agreement can be amended with the approval of a majority of the outstanding common units. As of December 31, 2011, the Marinakis family, including Evangelos M. Marinakis, our chairman, may be deemed to beneficially own a 32.1% interest in us through its beneficial ownership, amongst others, of Capital Maritime, which owned a 25.1% interest in us, including 17,763,305 common units and a 2% interest in us through its ownership of our general partner, and of Crude Carriers Investments which owned a 4.6% interest in us.

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

We have generally declared distributions in January, April, July and October of each year and paid those distributions in the subsequent month. In January 2010, we introduced an annual distribution guidance of $0.90 per annum, or $0.225 per quarter. In July 2010, we revised our annual distribution guidance to $0.93 per annum, or $0.2325 per quarter. We made distributions in accordance with our guidance in November 2010, February 2011, May 2011, July 2011 and November 2011. In addition, the cash distribution we have announced for the fourth quarter of 2011 which will be paid in February 2012 is also in accordance with our guidance.

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

No significant changes have occurred since the date of our Financial Statements included herein except for those set out below:

On January 23, 2012, we declared a cash distribution of $0.2325 per unit for the fourth quarter of 2011 which will be paid on February 15, 2012 to unit holders of record on February 7, 2012.

Please read Note 17 (Subsequent Events) to our Financial Statements included herein for more information regarding the events described above.

Item 9.	The Offer and Listing.

C.	Markets

Our common units started trading on the Nasdaq Global Market under the symbol “CPLP” on March 30, 2007. The following table sets forth the high and low closing sales prices in U.S. Dollars for our common units for each of the periods indicated.

	High	Low
Year Ended: December 31,
2011	11.31	4.89
2010	10.01	6.88
2009	11.49	5.21
2008	24.93	5.51
2007*	32.50	20.80
Quarter Ended:
December 31, 2011	7.13	5.71
September 30, 2011	9.30	4.89
June 30, 2011	11.31	7.88
March 31, 2011	10.61	9.34
December 31, 2010	9.75	8.19
September 30, 2010	9.29	7.80
June 30, 2010	9.19	5.31
March 31, 2010	10.06	7.69
Month Ended:
February 9, 2012**	7.78	7.21
January 31, 2012	7.85	6.42
December 31, 2011	6.48	5.79
November 30, 2011	7.00	5.71
October 31, 2011	7.13	5.74
September 30, 2011	6.72	5.92
August 31, 2011	8.13	4.89

*	For the period commencing March 30, 2007.
**	For the period up to and including February 9, 2012.

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information required to be disclosed under this Item 10B is incorporated by reference to the following sections of the prospectus included in our Registration Statement on Form F-1 filed with the SEC on March 19, 2007: “The Partnership Agreement”, “Description of the Common Units — The Units”, “Conflicts of Interest and Fiduciary Duties” and “Our Cash Distribution Policy and Restrictions on Distributions.”

C.	Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries are a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19.

Please read “Item 7B: Related-Party Transactions” above for transactions entered into with related parties as well as further details on certain of the transactions described below.

•

Amendment to Partnership Agreement. On September 30, 2011 we amended the Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. dated as of February 22, 2010, in connection with the Agreement and Plan of Merger dated as of May 5, 2011. The Amendment increases the size of our board of directors by one, from seven to eight, and includes certain other changes being made pursuant to the Merger Agreement.

•

Amendment and Restatement of Omnibus Agreement. On September 30, 2011, we amended and restated the Omnibus Agreement between us and Capital Maritime, in connection with the Agreement and Plan of Merger dated as of May 5, 2011. The amendment limits our ability to acquire, own or operate certain product or crude oil tankers based on carrying capacity and the remaining duration of their charters, and includes certain other changes being made pursuant to the Merger Agreement.

•

Loan Agreement with Credit Agriole Emporiki Bank. On June 9, 2011, we entered into a new $25.0 million credit facility provided by Credit Agricole Emporiki Bank in connection with the acquisition of the vessel owning company of the M/V Cape Agamemnon from Capital Maritime. The full amount available under the facility was drawn down to finance part of the acquisition cost of the vessel. The new facility is non-amortizing until March 2013 and is priced at LIBOR plus 3.25%.

•

Share Purchase Agreement dated June 9, 2011, with Capital Maritime to acquire all of its interest in the vessel owning company of the M/V Cape Agamemnon. The acquisition was funded partly through the issuance of 6,958,000 common units to Capital Maritime and the remainder through the incurrence of $25.0 million of debt under our 2011 credit facility. We also paid $1.5 million to Capital Maritime as part of the consideration for the acquisition which was contributed by our general partner to us in exchange for 142,000 general partner units in order for it to maintain its 2% interest in us. The M/V Cape Agamemnon is chartered to Cosco under a charter, as amended, with an earliest scheduled expiration date of June 2020.

•

Agreement and Plan of Merger dated May 5, 2011, with Crude Carriers Corp, amongst others, to merge with Crude Carriers in a unit for share transaction whereby Crude Carriers would become a wholly owned subsidiary of ours. The exchange ratio was 1.56 CPLP units for each Crude Carriers share, which equated to a value of $17.58 per Crude share based on CPLP’s closing unit price of $11.27 on May 4, 2011. The transaction was approved by a special meeting of shareholders of Crude Carriers and consummated in September 2011.

•

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

•

Amendment to Omnibus Incentive Compensation Plan. On July 22, 2010, our board of directors amended the Plan to increase the aggregate number of restricted units issuable under the Plan to 800,000 from 500,000.

•

Share Purchase Agreement dated June 30, 2010, with Capital Maritime to acquire all of its interest in the wholly owned subsidiary that owns the M/T Alkiviadis, one of the vessels identified under our Omnibus Agreement with Capital Maritime. The aggregate purchase price for the vessel was $31.5 million, financed with cash.

•

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

•

Amendment to the 2007 credit facility effective for a three year period from the end of June 2009 to the end of June 2012. Under the terms of the amendment the fleet loan-to-value covenant was increased to 80% from 72.5%. It was also agreed to amend the manner in which market valuations of vessels are conducted. The interest margin was increased to 1.35%-1.45% over LIBOR subject to the level of the asset covenants. All other terms in the facility remain unchanged.

•

Amendment to the 2008 credit facility effective for a three year period from the end of June 2009 to the end of June 2012. Under the terms of the amendment the fleet loan-to-value covenant was increased to 80% from

72.5%. It was also agreed to amend the manner in which market valuations of vessels are conducted. The interest margin was increased to 135-145 bps over LIBOR subject to the level of the asset covenants. All other terms in the facility remain unchanged.

•

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

•

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

•

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

Taxation of the Partnership

Because we, our operating subsidiary and our controlled affiliates do not, and we do not expect that we, our operating subsidiary and our controlled affiliates will conduct business or operations in the Marshall Islands, under current Marshall Islands law neither we nor our controlled affiliates will be subject to income, capital gains, profits or other taxation. As a result, distributions by our operating subsidiary and our controlled affiliates to us will not be subject to Marshall Islands taxation.

Material United States Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to current and prospective unitholders. This discussion is based upon provisions of the Code, Treasury Regulations, and current administrative rulings and court decisions, all as currently in effect or existence on the date of this Annual Report and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

The following discussion applies only to beneficial owners of our units that own the units as “capital assets” (generally, for investment purposes) and does not comment on all aspects of U.S. federal income taxation which may be important to particular unitholders in light of their individual circumstances, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, or former citizens or long-term residents of the United States), persons that will hold the units as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, persons that own (actually or constructively) 10.0% or more of our units, or U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our units, the tax treatment of a partner thereof will generally depend upon the status of the partner and upon the tax treatment of the partnership. If you are a partner in a partnership holding our units, you should consult your tax advisor.

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

Election to be Taxed as a Corporation

We have elected to be taxed as a corporation for U.S. federal income tax purposes. As such, among other consequences, U.S. Holders (as defined below) will, subject to the discussion of certain rules relating to passive foreign investment companies (“PFICs”) below (please see “PFIC Status and Significant Tax Consequences”), generally not directly be subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of units, as described below. As a corporation, we may be subject to U.S. federal income tax on our income as discussed below. Additionally, distributions from us to unitholders will generally be reported on Internal Revenue Service Form 1099-DIV.

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

Transportation Income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States (or “U.S. Source International Transportation Income”) will be considered to be 50% derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States (or “U.S. Source Domestic Transportation Income”) will be considered to be 100% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally will not be subject to U.S. federal income tax.

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

The Section 883 Exemption

In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (the “Section 883 Regulations”), it will not be subject to the net basis and branch profits taxes or the 4% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption only applies to U.S. Source International Transportation Income. As discussed below, we believe that under our current ownership structure, the Section 883 Exemption will apply and we will not be taxed on our U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

We will qualify for the Section 883 Exemption if, among other matters, we meet the following three requirements:

•	We are organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (an “Equivalent Exemption”);

•	We satisfy the “Publicly Traded Test” (as described below); and

•	We meet certain substantiation, reporting and other requirements.

The Publicly Traded Test requires that one or more classes of equity representing more than 50% of the voting power and value in a non-U.S. corporation be “primarily and regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. The Section 883 Regulations provide, in pertinent part, that equity interests in a non-U.S. corporation will be considered to be “primarily traded” on an established securities market in a given country if the number of units of each class of equity that are traded during any taxable year on all established securities markets in that country exceeds the number of units in each such class that are traded during that year on established securities markets in any other single country. Equity of a non-U.S. corporation will be considered to be “regularly traded” on an established securities market under the Section 883 Regulations if one or more classes of equity of the corporation that, in the aggregate, represent more than 50% of the combined vote and value of the non-U.S. corporation are listed on such market and certain trading volume requirements are met or deemed met as described below. For this purpose, if one or more “5% unitholders” (i.e., a unitholder holding, actually or constructively, at least 5% of the vote and value of a class of equity) own in the aggregate 50% or more of the vote and value of a class of equity (the “Closely Held Block”), such class of equity will not be treated as primarily and regularly traded on an established securities market (the “Closely Held Block Exception”).

We are organized under the laws of the Republic of The Marshall Islands. The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Consequently, our U.S. Source International Transportation Income (including, for this purpose, (i) any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes and (ii) any such income earned by subsidiaries that are corporations for U.S. federal income tax purposes, are organized in a jurisdiction that grants an Equivalent Exemption and whose outstanding stock is owned 50% or more by value by us) will be exempt from U.S. federal income taxation provided we meet the Publicly Traded Test. In addition, since our units are only traded on the Nasdaq Global Market, which is considered to be an established securities market, our units will be deemed to be “primarily traded” on an established securities market. In addition since our units represent more than 50% of our vote and value they will be considered to be “regularly traded” on an established securities market.

We believe we meet the trading volume requirements of the Section 883 Exemption because the pertinent regulations provide that trading volume requirements will be deemed to be met with respect to a class of equity traded on an established securities market in the United States where, as will be the case for our units, the units are regularly quoted by dealers who regularly and actively make offers, purchases and sales of such units to unrelated persons in the ordinary course of business. Additionally, the pertinent regulations also provide that a class of equity will be considered to be “regularly traded” on an established securities market if (i) such class of stock is listed on such market, (ii) such class of stock is traded on such market, other than in minimal quantities, on at least 60 days during the taxable year or one sixth of the days in a short taxable year, and (iii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year, or as appropriately adjusted in the case of a short taxable year. We believe that trading of our units has satisfied these conditions in the past, and we expect that such conditions will continue to be satisfied. Finally, we believe that our units represent more than 50% of our voting power and value and accordingly we believe that our units should be considered to be “regularly traded” on an established securities market.

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

We expect that our units will not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception, because our partnership agreement provides that the voting rights of any 5% unitholders (other than our general partner and its affiliates, their transferees and persons who acquired such units with the approval of our board of directors) are limited to a 4.9% voting interest in us regardless of how many units are held by that 5% unitholder. (The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote). If Capital Maritime and our general partner own 50% or more of our units, they will provide the necessary documents to establish an exception to the application of the Closely Held Block Exception. This exception is available when shareholders residing in a jurisdiction granting an Equivalent Exemption and meeting certain other requirements own sufficient shares in the Closely Held Block to preclude shareholders who have not met such requirements from owning 50% or more of the outstanding class of equity relied upon to satisfy the Publicly Traded Test.

Thus, although the matter is not free from doubt, we believe that we will satisfy the Publicly Traded Test. Should any of the facts described above cease to be correct, our ability to satisfy the test will be compromised.

Taxation of Operating Income in the Absence of the Section 883 Exemption

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

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35%). In addition, a 30% branch profits tax imposed under Section 884 of the Code also would apply to such income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us.

Taxation of Gain on the Sale of a Vessel

Provided we qualify for the Section 883 Exemption, gain from the sale of a vessel should be exempt from tax under Section 883. If, however, we do not qualify for the Section 883 Exemption, then such gain could be treated as effectively connected income (determined under rules different from those discussed above) and subject to the net income and branch profits tax regime described above.

The 4% Gross Basis Tax

If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4% U.S. federal income tax on the U.S. source portion of our U.S. Source International Transportation Income, without benefit of deductions.

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

Distributions

Subject to the discussion of the rules applicable to passive PFICs below, any distributions made by us with respect to our units to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its units on a dollar-for-dollar basis and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our units generally will be treated as “passive” income from sources outside the United States for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends paid on our units to a U.S. Holder who is an individual, trust or estate (or a U.S. Individual Holder) will be treated as qualified dividend income that is taxable to such U.S. Individual Holder at preferential capital gain tax rates (for payments made in taxable years beginning before January 1, 2013) provided that: (i) our units are readily tradable on an established securities market in the United States (such as the Nasdaq Global Market on which our units are traded); (ii) we are not a PFIC (which we do not believe we are, have been or will be, as discussed below); (iii) the U.S. Individual Holder has owned the units for more than 60 days in the 121-day period beginning 60 days before the date on which the units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in taxable years beginning January 1, 2013 or later will be taxed at rates applicable to ordinary income. Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a unit if the amount of the dividend is equal to or in excess of 10 percent of a unitholder’s adjusted basis (or fair market value in certain circumstances) in such unit. If we pay an “extraordinary dividend” on our units that is treated as “qualified dividend income”, then any loss derived by a U.S. Individual Holder from the sale or exchange of such units will be treated as long-term capital loss to the extent of the amount of such dividend.

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

PFIC Status and Significant Tax Consequences

•

Special and adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. entity taxed as a corporation and classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our units, either: at least 75% of our gross income (including the gross income of our vessel owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of the assets held by us (including the assets of our vessel owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

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

As noted above, there is, however, no direct legal authority under the PFIC rules addressing our method of operation. Moreover, in a case not specifically interpreting the PFIC rules, Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that the vessel time charters at issue generated predominantly rental income rather than services income. However, the court’s ruling was contrary to the position of the IRS that the time charter income should have been treated as services income. Additionally, the IRS later affirmed its position in Tidewater, adding further that the time charters at issue would be treated as giving rise to services income under the PFIC rules.

No assurance, however, can be given that the IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine we are or were a PFIC. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

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

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder”, the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the units will be increased to reflect taxed but undistributed income. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the units and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our units. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing one copy of IRS Form 8621 with his U.S. federal income tax return and a second copy in accordance with the instructions to such form. If contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with all necessary information in order to make the QEF election described above.

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

Taxation of U.S. Holders not making a timely QEF or mark-to-market election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder”, would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the units), and (2) any gain realized on the sale, exchange or other disposition of our units. Under these special rules:

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

Backup Withholding and Information Reporting

In general, payments of distributions on our units or the proceeds of a disposition of our units to a U.S. Individual Holder will be subject to information reporting requirements. These payments also may be subject to backup withholding, if the U.S. Individual Holder:

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

We have filed with the SEC a registration statement on Form F-1, a registration statement on Form F-4 and a registration statement on Form F-3 regarding the common units. This Annual Report does not contain all of the information found in the registration statement. For further information regarding us and our common units, you may wish to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference room. Our registration statement can also be inspected and copied at the offices of the Nasdaq Global Market, One Liberty Plaza, New York, New York 10006.

I.	Subsidiary Information

Please see Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2011.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

Our Risk Management Policy

Our policy is to continuously monitor our exposure to business risks, including the impact of changes in interest rates and currency rates as well as inflation on earnings and cash flows. We intend to assess these risks and, when appropriate, take measures to minimize our exposure to the risks.

Foreign Exchange Risk

We do not have a material currency exposure risk. We generate all of our revenues in U.S. Dollars and incur less than 5% of our expenses in currencies other than U.S. Dollars. For accounting purposes, expenses incurred in currencies other than the U.S. Dollar are translated into U.S. Dollars at the exchange rate prevailing on the date of each transaction. As of December 31, 2011, less than 5% of liabilities were denominated in currencies other than U.S. Dollars (mainly in Euros). These liabilities were translated into U.S. Dollars at the exchange rate prevailing on December 31, 2011. We have not hedged currency exchange risks and our operating results could be adversely affected as a result.

Interest Rate Risk

The international tanker industry is capital intensive, requiring significant amounts of investment, a significant portion of which is provided in the form of long-term debt. Our current debt contains interest rates that fluctuate with LIBOR. Our credit facilities of $370.0 million and $350.0 million each bear an interest margin of 1.35% -1.45% per annum over US$ LIBOR. Our credit facility of $25.0 million bears an interest margin of 3.25% per annum over US$ LIBOR Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise.

In order to hedge part of our exposure to interest rate changes, we have entered into ten interest rate swap agreements at varying rates to fix the LIBOR portion of our interest rate for $366.5 million in borrowings drawn down under our 2007 credit facility for a period up to June 2012. We have also entered into four interest rate swap agreements to fix the LIBOR portion of our interest rate at varying rates for $107.5 million out of the $242.1 million in borrowings drawn down under the 2008 credit facility for a period up to March 2013. We may swap the LIBOR portion of any further amounts drawn down under our facilities into a fixed rate until the end of the non-amortizing period in June 2012 and March 2013 respectively. We do not anticipate that as these swap agreements expire we will enter into new swap agreements. The swapped portion under our credit facilities would not be affected by changes in LIBOR during the swapped period. However, as a result of a market disruption in determining the cost of funds for our banks, any increases by the banks to their “funding costs” under our agreements will lead to proportional increases in the relevant interest amounts interest payable under our agreement on a quarterly basis. Interest expenses for the three month period ended March 31, 2012 has increased by 0.273830% under the 2007 credit facility, in accordance with the terms of the facility to compensate the banks for the increased funding costs they may incur. An increase of 1% in our interest rate will cause interest expense to increase by $6.3 million. Please refer to “Item 5B: Liquidity and Capital Resources—Revolving Credit Facilities” for more information on the specific rates we have entered into under each swap agreement.

Please read Note 2 (Significant Accounting Policies), Note 7 (Long-Term Debt) and Note 8 (Financial Instruments) to our Financial Statements included herein, which provide additional information with respect to our derivative financial instruments and existing debt agreements.

Concentration of Credit Risk

Financial instruments which potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents, interest rate swap agreements, and trade accounts receivable. We place our cash and cash equivalents, consisting mostly of deposits, and enter into interest rate swap agreements with creditworthy financial institutions as rated by qualified rating agencies. For the years ended December 31, 2011, 2010 and 2009, 56%, 60% and 74% of our revenues, respectively, were derived from two charterers. We do not obtain rights to collateral to reduce our credit risk. Please refer to “Item 5B: Liquidity and Capital Resources—Revolving Credit Facilities” for more information on our interest rate swap agreements.

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

a. Disclosure Controls and Procedures

As of December 31, 2011, our management (with the participation of the chief executive officer and chief financial officer of our general partner) conducted an evaluation pursuant to Rule 13a-15(b) and 15d-15 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures. Our management, including the chief executive and chief financial officer of our general partner, recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the partnership have been detected. Further, in the design and evaluation of our disclosure controls and procedures our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

However, based on this evaluation, the chief executive officer and chief financial officer of our general partner concluded that as of December 31, 2011, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including the chief executive officer and chief financial officer of our general partner, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

Our internal controls over financial reporting includes those policies and procedures that 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our Financial Statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of management and the directors of our general partnership; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the our assets that could have a material effect on the financial statements.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management believes that our internal control over financial reporting was effective as of December 31, 2011.

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

c. Attestation Report of the Registered Public Accounting Firm.

To the Board of Directors and Unitholders of Capital Product Partners L.P., Majuro, Republic of the Marshall Islands

We have audited the internal control over financial reporting of Capital Product Partners L.P. (the “Partnership”) as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.

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

In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Partnership and our report dated February 13, 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Hadjipavlou, Sofianos, & Cambanis S.A.

Athens, Greece

February 13, 2012

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

Our principal accountant for 2011 and 2010 was Deloitte. The following table shows the fees we paid or accrued for audit services provided by Deloitte for these periods (in thousands of U.S. Dollars).

Fees	2011	2010
Audit Fees (1)	$565.0	$505.0
Audit-Related Fees	—	—
Tax Fees (2)	35.1	67.0

Total	$600.1	$572.0

(1)	Audit fees represent fees for professional services provided in connection with the audit of our Financial Statements included herein, review of our quarterly consolidated financial statements, audit services provided in connection with other regulatory filings, issuance of consents and assistance with and review of documents filed with the SEC.
(2)	Tax fees represent fees for professional services provided in connection with various U.S. income tax compliance and information reporting matters.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2011 and 2010.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

During the year ended December 31, 2011, neither the issuer nor any affiliated persons purchased any equity securities registered by the issuer pursuant to section 12 of the Exchange Act. As of December 31, 2011, the Marinakis family, including Evangelos M. Marinakis, our chairman, may be deemed to beneficially own a 32.1% interest in us through its beneficial ownership, amongst others, of Capital Maritime, which owned a 25.1% interest in us, including 17,763,305 common units and a 2% interest in us through its ownership of our general partner, and of Crude Carriers Investments, which owned a 4.6% interest in us.

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

PART III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Description

1.1	Certificate of Limited Partnership of Capital Product Partners L.P. (1)

1.2	First Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. (2)

1.3	Amendment to Capital Product Partners Amended and Restated Agreement of Limited Partnership (7)

1.4	Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. dated February 22, 2010 (8)

1.5	Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. dated September 30, 2011 (9)

1.6	Certificate of Formation of Capital GP L.L.C. (1)

1.7	Limited Liability Company Agreement of Capital GP L.L.C. (1)

1.8	Certificate of Formation of Capital Product Operating GP L.L.C. (1)

4.1	Revolving $370.0 Million Credit Facility dated March 22, 2007 (1)

4.2	First Supplemental Agreement to Revolving $370.0 million Credit Facility dated September 19, 2007 (3)

4.3	Second Supplemental Agreement to Revolving $370.0 Million Credit Facility dated June 11, 2008 (4)

4.4	Third Supplemental Agreement to Revolving $370.0 Million Credit Facility dated April 7, 2009 (7)

4.5	Fourth Supplemental Agreement to Revolving $370.0 Million Credit Facility dated April 8, 2009 (7)

4.6	Fifth Supplemental Agreement to Revolving $370.0 Million Credit Facility dated October 2, 2009 (7)

4.7	Sixth Supplemental Agreement to Revolving $370.0 Million Credit Facility dated June 30, 2010 (10)

4.8	Seventh Supplemental Agreement to Revolving $370.0 Million Credit Facility dated November 30, 2010 (10)

4.9	Eighth Supplemental Agreement to Revolving $370.0 Million Credit Facility dated December 23, 2011

4.9	Revolving $350.0 Million Credit Facility dated March 19, 2008 (3)

4.10	First Supplemental Agreement to Revolving $350.0 million Credit Facility dated October 2, 2009 (7)

4.11	Second Supplemental Agreement to Revolving $350.0 million Credit Facility dated June 30, 2010 (10)

4.12	Loan Agreement with Emporiki Bank Of Greece S.A. dated June 9, 2011

4.13	Omnibus Agreement (1)

4.14	Amended and Restated Omnibus Agreement dated September 30, 2011(9)

4.15	Management Agreement with Capital Ship Management (1)

4.16	Amendment 1 to Management Agreement with Capital Ship Management dated September 24, 2007 (3)

4.17	Amendment 2 to Management Agreement with Capital Ship Management dated March 27, 2008 (3)

4.18	Amendment 3 to Management Agreement with Capital Ship Management dated April 30, 2008 (4)

4.19	Amendment 4 to Management Agreement with Capital Ship Management dated April 7, 2009 (7)

4.20	Amendment 5 to Management Agreement with Capital Ship Management dated April 13, 2009 (7)

4.21	Amendment 6 to Management Agreement with Capital Ship Management dated April 30, 2009 (7)

4.22	Amendment 7 to Management Agreement with Capital Ship Management dated March 1, 2010 (10)

4.23	Amendment 8 to Management Agreement with Capital Ship Management dated June 30, 2010 (10)

4.24	Amendment 9 to Management Agreement with Capital Ship Management dated August 13, 2010 (10)

4.25	Amended and Restated Management Agreement with Capital Ship Management dated January 1, 2012

4.26	Floating Rate Management Agreement with Capital Ship Management Corp. dated June 9, 2011

4.27	Amendment 1 to Floating Rate Management Agreement with Capital Ship Management Corp. dated August 4, 2011

4.28	Amendment 2 to Floating Rate Management Agreement with Capital Ship Management Corp. dated December 5, 2011

4.29	Administrative Services Agreement with Capital Ship Management (1)

4.30	Contribution and Conveyance Agreement for Initial Fleet (1)

4.31	Share Purchase Agreement for 2007 and 2008 Vessels (1)

4.32	Share Purchase Agreement for M/T Attikos dated September 24, 2007 (3)

4.33	Share Purchase Agreement for M/T Amore Mio II dated March 27, 2008 (3)

4.34	Share Purchase Agreement for M/T Aristofanis dated April 30, 2008 (4)

4.35	Share Purchase Agreement for M/T Agamemnon II dated April 3, 2009 (7)

4.36	Share Purchase Agreement for M/T Ayrton II dated April 12, 2009 (7)

4.37	Share Purchase Agreement for M/T Atrotos (El Pipila) dated February 22, 2010 (10)

4.38	Share Purchase Agreement for M/T Alkiviadis dated June 30, 2010 (10)

4.39	Share Purchase Agreement for M/T Assos (Insurgentes) dated August 13, 2010 (10)

4.40	Share Purchase Agreement for M/V Cape Agamemnon dated June 9, 2011

4.41	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan dated April 29, 2008 (5)

4.42	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan amended July 22, 2010 (10)

4.43	Crude Carriers Corp. Equity Incentive Plan dated March 1, 2010 (11)

4.44	Form of Management Agreement between Crude Carriers Corp. and Capital Ship Management Corp. (11)

4.45	Amendment No.1 to Crude Carriers Management Agreement dated August 5, 2010 (12)

4.46	Amendment No.2 to Crude Carriers Management Agreement dated August 6, 2010 (12)

4.47	Form of Share Purchase Agreement between Crude Carriers Corp. and Capital Maritime & Trading Corp. for Cooper Consultants Co. (11)

4.48	Form of Share Purchase Agreement between Crude Carriers Corp. and Capital Maritime & Trading Corp. for Alexander the Great Carriers Corp. (11)

4.49	Form of Share Purchase Agreement between Crude Carriers Corp. and Capital Maritime & Trading Corp. for Achilleas Carriers Corp. (11)

4.50	Memorandum of Agreement for acquisition of M/T Amoureux dated April 19, 2010 (12)

4.51	Memorandum of Agreement for acquisition of M/T Aias dated April 19, 2010 (12)

4.52	Form Restricted Unit Award of Capital Product Partners L.P. (10)

4.53	Agreement between Capital Product Partners and Capital GP L.L.C. dated January 30, 2009 (6)

4.54	Agreement and Plan of Merger by and among Capital Product Partners L.P., Capital GP L.L.C., Poseidon Project Corp. and Crude Carriers Corp., dated as of May 5, 2011. (13)

8.1	List of Subsidiaries of Capital Product Partners L.P.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Financial Officer

13.1	Capital Product Partners L.P. Certification of Ioannis E. Lazaridis, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*

13.2	Capital Product Partners L.P. Certification of Ioannis E. Lazaridis, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*

15.1	Consent of Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

(1)	Previously filed as an exhibit to Capital Product Partners L.P.’s Registration Statement on Form F-1 (File No. 333-141422), filed with the SEC on March 19, 2007 and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as Appendix A to the Partnership’s Rule 424(b)(4) Prospectus filed with the SEC on March 30, 2007, and hereby incorporated by reference to this Annual Report.
(3)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and filed with the SEC on April 4, 2008.
(4)	Previously filed as an exhibit to the registrant’s Registration Statement on Form F-3 filed with the SEC on August 29, 2008.
(5)	Previously filed as a Current Report on Form 6-K with the SEC on April 30, 2008.
(6)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and filed with the SEC on March 27, 2009.
(7)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and filed with the SEC on February 4, 2010.
(8)	Previously filed as a Current Report on Form 6-K with the SEC on February 24, 2010.
(9)	Previously filed as a Current Report on Form 6-K with the SEC on September 30, 2011.
(10)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and filed with the SEC on February 4, 2011.
(11)	Previously filed as an exhibit to Crude Carriers Corp.’s Registration Statement on Form F-1 (File No.333-165138), filed with the SEC on March 1, 2010, and incorporated by reference to such Registration Statement.
(12)	Previously filed as an exhibit to Crude Carriers Corp.’s Annual Report on Form 20-F for the year ended December 31, 2010 and filed with the SEC on April 18, 2010.
(13)	Previously filed as a Current Report on Form 6-K with the SEC on May 9, 2011.
*	Furnished only and not filed

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

Dated: February 13, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of Capital Product Partners L.P., Majuro, Republic of the Marshall Islands.

We have audited the accompanying consolidated balance sheets of Capital Product Partners L.P. (the “Partnership”) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in partners’ capital/ stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Capital Product Partners L.P. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 13, 2012 expressed an unqualified opinion on the Partnership’s internal control over financial reporting.

/s/ Deloitte Hadjipavlou, Sofianos, & Cambanis S.A.

Athens, Greece

February 13, 2012

Capital Product Partners L.P.

Consolidated Balance Sheets

(In thousands of United States Dollars, except number of units)

	December 31, 2011	December 31, 2010
Assets
Current assets
Cash and cash equivalents	$53,370	$32,471
Trade accounts receivable	3,415	2,305
Due from related parties (Note 4)	—	2
Prepayments and other assets	1,496	278
Inventories	4,010	83

Total current assets	62,291	35,139

Fixed assets
Vessels, net (Note 5)	1,073,986	707,339

Total fixed assets	1,073,986	707,339

Other non-current assets
Above market acquired charters (Note 6)	51,124	8,062
Deferred charges, net	2,138	2,462
Restricted cash (Notes 2, 7)	6,750	5,250

Total non-current assets	1,133,998	723,113

Total assets	1,196,289	$758,252

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt (Note 7)	$18,325	$—
Trade accounts payable	8,460	526
Due to related parties (Note 4)	10,572	4,544
Derivative instruments (Note 8)	8,255	—
Accrued liabilities (Note 9)	2,286	898
Deferred revenue (Note 4)	7,739	3,207

Total current liabilities	55,637	9,175

Long-term liabilities
Long-term debt (Note 7)	615,255	474,000
Deferred revenue	3,649	2,812
Derivative instruments (Note 8)	4,422	32,505

Total long-term liabilities	623,326	509,317

Total liabilities	678,963	518,492

Commitments and contingencies (Note 16)
Partners’ capital
General Partner	11,005	5,584
Limited Partners - Common (69,372,077 and 37,946,183 units issued and outstanding at December 31, 2011 and 2010, respectively)	517,545	262,918
Accumulated other comprehensive loss (Notes 2, 8)	(11,224)	(28,742)

Total partners’ capital	517,326	239,760

Total liabilities and partners’ capital	1,196,289	$758,252

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Income

(In thousands of United States Dollars, except number of units and net income per unit)

	For the years ended December 31,
	2011	2010	2009

Revenues	$98,517	$113,562	$134,519
Revenues – related party (Note 4)	31,799	11,030	—

Total revenues	130,316	124,592	134,519

Expenses:
Voyage expenses (Note 10)	11,565	7,009	3,993
Voyage expenses – related party (Notes 4, 10)	165	—	—
Vessel operating expenses – related party (Notes, 4, 10)	30,516	30,261	30,830
Vessel operating expenses (Note 10)	4,949	1,034	2,204
General and administrative expenses (Note 4)	10,609	3,506	2,876
Depreciation (Note 5)	37,214	31,464	30,685

Operating income	35,298	51,318	63,931

Non operating income (expense), net:

Gain from bargain purchase (Note 3)	82,453	—	—

Other income (expense):
Interest expense and finance cost	(33,820)	(33,259)	(32,675)
Gain on interest rate swap agreement (Note 8)	2,310	—	—
Interest and other income	879	860	1,460

Total other expense, net	(30,631)	(32,399)	(31,215)

Net income	87,120	18,919	32,716

Less:
Net income attributable to CMTC operations	—	983	3,491

Partnership’s net income	$87,120	$17,936	$29,225

General Partner’s interest in Partnership’s net income	$1,742	$359	$584
Limited Partners’ interest in Partnership’s net income	$85,378	$17,577	$28,641
Limited Partner’s net income per (Note 15):
• Common units (basic and diluted)	$1.78	$0.54	$1.15
• Subordinated units (basic and diluted)	—	—	$1.17
• Total units (basic and diluted)	$1.78	$0.54	$1.15

Weighted-average units outstanding:
• Common units (basic and diluted)	47,138,336	32,437,314	23,755,663
• Subordinated units (basic and diluted)	—	—	1,061,488
• Total units (basic and diluted)	47,138,336	32,437,314	24,817,151

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Changes in Partners’ Capital/ Stockholders’ Equity

(In thousands of United States Dollars)

			Partners’ Capital
	Comprehensive Income	Common Stockholders’ Equity	General Partner	Common	Subordinated	Total	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2009		41,951	16,785	122,811	76,230	215,826	(43,651)	214,126

Dividends declared and paid to unitholders (Note 13)			(13,880)	(47,337)	(9,246)	(70,463)		(70,463)
Capital contribution by CMTC (Note 13)		48,913						48,913
Net income attributable to CMTC	3,491	3,491						3,491
Equity of contributed companies retained by CMTC (Note 13)		(63,131)						(63,131)
Partnership net income	29,225		584	27,399	1,242	29,225		29,225
Conversion of subordinated units (Note 13)				68,226	(68,226)
Difference of net book values of exchanged vessels net of cash consideration paid (Note 1)			314	15,394	—	15,708		15,708
Other comprehensive income:

• Unrealized gain on derivative instruments (Note 8)	10,483						10,483	10,483

Comprehensive income	$43,199

Balance at December 31, 2009		$31,224	$3,803	$186,493	$—	$190,296	$(33,168)	$188,352

Dividends declared and paid to unitholders (Note 13)			(674)	(32,991)	—	(33,665)		(33,665)
Issuance of Partnership units (Note 13)			2,305	101,297	—	103,602		103,602
Equity compensation expense (Note 14)				782	—	782		782
Net income attributable to CMTC	983	983						983
Equity of contributed companies retained by CMTC (Note 13)		(32,207)						(32,207)
Partnership net income	17,936		359	17,577	—	17,936		17,936

Excess of purchase price over acquired assets (Note 1)			(209)	(10,240)	—	(10,449)		(10,449)

Other comprehensive income:
• Unrealized gain on derivative instruments (Note 8)	4,426						4,426	4,426

Comprehensive income	$23,345

Capital Product Partners L.P.

Consolidated Statements of Changes in Partners’ Capital/ Stockholders’ Equity

(In thousands of United States Dollars)

			Partners’ Capital
	Comprehensive Income	Common Stockholders’ Equity	General Partner	Common	Subordinated	Total	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2010		$—	$5,584	$262,918	$—	$268,502	$(28,742)	$239,760

Dividends declared and paid to unitholders (Note 13)			(902)	(44,214)	—	(45,116)		(45,116)
Issuance of Partnership’s units for business acquisition – of Crude (Note 3).			3,111	152,448	—	155,559		155,559
Issuance of Partnership units for business acquisition – of Patroklos Marine Corp. (Note 3).			1,470	57,055	—	58,525		58,525
Partnership net income	87,120		1,742	85,378	—	87,120		87,120
Fair value of Crude’s equity incentive plan attributable to precombination services (Note 3)			—	1,505	—	1,505		1,505

Equity compensation expense (Note 14)			—	2,455	—	2,455		2,455

Other comprehensive income:
• Unrealized gain on derivative instruments (Note 8)	17,518						17,518	17,518

Comprehensive income	104,638

Balance at December 31, 2011		$—	$11,005	$517,545	$—	$528,550	$(11,224)	$517,326

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Cash Flows (In thousands of United States Dollars)

	For the years ended December 31,
	2011	2010	2009
Cash flows from operating activities:
Net income	$87,120	$18,919	$32,716
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	37,214	31,464	30,685
Gain from bargain purchase	(82,453)	—	—
Amortization of deferred charges	809	552	456
Amortization of above market acquired charters (Note 6)	5,489	938	—
Equity compensation expense	2,455	782	—
Gain on interest rate swap agreement	(2,310)
Changes in operating assets and liabilities:
Trade accounts receivable	7,211	(2,717)	5,381
Due from related parties	2	6	(1,795)
Prepayments and other assets	(589)	230	(2)
Inventories	5,576	237	(264)
Trade accounts payable	(4,600)	118	507
Due to related parties	(4,507)	(570)	4,460
Accrued liabilities	(247)	(409)	271
Deferred revenue	5,369	501	147

Net cash provided by operating activities	56,539	50,051	72,562

Cash flows from investing activities:
Vessel acquisitions and new building advances (Note 5)	(27,003)	(99,842)	(26,460)
Acquisition of above market bare-boat charter (Note 6)	—	(9,000)	—
Additions to restricted cash	(1,500)	(750)	—
Cash and cash equivalents acquired in business acquisition	11,847	—	—
Purchase of short term investments	—	(81,729)	(111,850)
Maturity of short term investments	—	112,119	82,540

Net cash used in investing activities	(16,656)	(79,202)	(55,770)

Cash flows from financing activities:
Proceeds from issuance of Partnership units (Note 3)	1,470	105,273	—
Expenses paid for issuance of Partnership units	—	(1,533)	—
Proceeds from issuance of long-term debt (Note 7)	159,580	—	—
Proceeds from related-party debt	—	—	26,400
Payments of long-term debt (Note 7)	(134,580)	—	—
Payments of related-party debt/financing	—	(1,556)	(52,171)
Loan issuance costs	(338)	—	(725)
Excess of purchase price over book value of vessels acquired from entity under common control	—	(10,449)	—
Dividends paid	(45,116)	(33,665)	(70,463)
Capital contributions by CMTC	—	—	40,570

Net cash (used in) / provided by financing activities	(18,984)	58,070	(56,389)

Net increase / (decrease) in cash and cash equivalents	20,899	28,919	(39,597)
Cash and cash equivalents at beginning of period	32,471	3,552	43,149

Cash and cash equivalents at end of period	53,370	32,471	3,552

Supplemental Cash Flow Information
Cash paid for interest	$32,210	$31,860	$31,548
Non-Cash Investing and Financing Activities
Net book value of vessels transferred-in, M/T Agamemnon II and M/T Ayrton II less cash paid.	—	—	$68,054
Net book value of vessels transferred-out, M/T Assos and M/T Atrotos	—	—	$(70,496)
Net liabilities assumed by CMTC upon contribution of vessels to the Partnership (Note 12)	—	$31,844	$31,073
Units issued to acquire Patroklos	$57,055	—	—
Capitalized vessel costs included in liabilities	$252	$175	$870
Acquisition of above market time charter (Notes 3, 6)	$48,551	—	—
Reduction in deferred offering expenses	—	$107	—
Change in payable offering expenses	—	$31	—
Crude’s net assets at the completion of the business acquisition (Note 12)	$211,144	—	—
Units issued to acquire Crude (Note 3)	$155,559	—	—
Fair value of Crude’s Equity Incentive Plan attributable to precombination services (Note 3)	$1,505	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

1.	Basis of Presentation and General Information

Capital Product Partners L.P. (the “Partnership”) was formed on January 16, 2007, under the laws of the Marshall Islands. The Partnership is engaged in the seaborne transportation services of crude oil and refined petroleum products, edible oils and soft chemicals, by chartering its vessels under short-term voyage charters and medium to long-term time and bareboat charters.

The consolidated financial statements include the following vessel-owning companies and operating company which were all incorporated or formed under the laws of the Marshall Islands.

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	DWT	Date acquired by the Partnership	Date acquired by CMTC
Capital Product Operating GP LLC	01/16/2007	—	—	—	—
Crude Carriers Corp.(6)	10/29/2009	—	—	09/30/2011	—
Crude Carriers Operating Corp. (6)	01/21/2010	—	—	09/30/2011	—
Shipping Rider Co.	09/16/2003	M/T Atlantas (M/T British Ensign) (1)	36,760	04/04/2007	04/26/2006
Canvey Shipmanagement Co.	03/18/2004	M/T Assos (M/T Insurgentes) (1),(4)	47,872	04/04/2007 08/16/2010	05/17/2006
Centurion Navigation Limited	08/27/2003	M/T Aktoras (M/T British Envoy) (1)	36,759	04/04/2007	07/12/2006
Polarwind Maritime S.A.	10/10/2003	M/T Agisilaos (1)	36,760	04/04/2007	08/16/2006
Carnation Shipping Company	11/10/2003	M/T Arionas (1)	36,725	04/04/2007	11/02/2006
Apollonas Shipping Company	02/10/2004	M/T Avax (1)	47,834	04/04/2007	01/12/2007
Tempest Maritime Inc.	09/12/2003	M/T Aiolos (M/T British Emissary) (1)	36,725	04/04/2007	03/02/2007
Iraklitos Shipping Company	02/10/2004	M/T Axios (1)	47,872	04/04/2007	02/28/2007
Epicurus Shipping Company	02/11/2004	M/T Atrotos (M/T El Pipila) (2),(5)	47,786	05/08/2007 03/01/2010	05/08/2007
Laredo Maritime Inc.	02/03/2004	M/T Akeraios (2)	47,781	07/13/2007	07/13/2007
Lorenzo Shipmanagement Inc.	05/26/2004	M/T Apostolos (2)	47,782	09/20/2007	09/20/2007
Splendor Shipholding S.A.	07/08/2004	M/T Anemos I (2)	47,782	09/28/2007	09/28/2007
Ross Shipmanagement Co.	12/29/2003	M/T Attikos (3)	12,000	09/24/2007	01/20/2005
Sorrel Shipmanagement Inc.	02/07/2006	M/T Alexandros II (M/T Overseas Serifos) (2)	51,258	01/29/2008	01/29/2008
Baymont Enterprises Incorporated	05/29/2007	M/T Amore Mio II (3)	159,982	03/27/2008	07/31/2007
Forbes Maritime Co.	02/03/2004	M/T Aristofanis (3)	12,000	04/30/2008	06/02/2005
Wind Dancer Shipping Inc.	02/07/2006	M/T Aristotelis II (M/T Overseas Sifnos) (2)	51,226	06/17/2008	06/17/2008
Belerion Maritime Co.	01/24/2006	M/T Aris II (M/T Overseas Kimolos) (2)	51,218	08/20/2008	08/20/2008
Mango Finance Corp.	07/14/2006	M/T Agamemnon II (3), (4)	51,238	04/07/2009	11/24/2008
Navarro International S.A.	07/14/2006	M/T Ayrton II (3), (5)	51,238	04/13/2009	04/10/2009
Adrian Shipholding Inc.	06/22/2004	M/T Alkiviadis (3)	36,721	06/30/2010	03/29/2006
Patroklos Marine Corp.	06/17/2008	M/V Cape Agamemnon	179,221	06/10/2011	01/25/2011
Cooper Consultants Co.	04/06/2006	M/T Miltiadis M II (6)	162,000	09/30/2011	04/26/2006
Alexander the Great Carriers Corp.	01/26/2010	M/T Alexander the Great (6)	297,958	09/30/2011	03/26/2010
Achilleas Carriers Corp.	01/26/2010	M/T Achilleas (6)	297,863	09/30/2011	06/25/2010
Amoureux Carriers Corp.	04/14/2010	M/T Amoureux (6)	150,000	09/30/2011	—
Aias Carriers Corp.	04/14/2010	M/T Aias (6)	150,000	09/30/2011	—

(1)	Initial Vessels acquired from Capital Maritime & Trading Corp. (“CMTC”) upon consummation of the Partnership’s Initial Public Offering (“IPO”) which was completed on April 3, 2007.
(2)	Committed Vessels (the Partnership committed to acquire these vessels from CMTC upon consummation of the IPO)
(3)	Non-Contracted Vessels (vessels acquired from CMTC that were neither initial nor committed vessels)
(4)	Was acquired on April 4, 2007, on April 7, 2009 was exchanged with the M/T Agamemnon II and was reacquired on August 16, 2010.
(5)	Was acquired on May 8, 2007, on April 13, 2009 was exchanged with the M/T Ayrton II and was reacquired on March 1, 2010.
(6)	Were acquired upon the completion of the business acquisition of Crude Carriers Corp. (“Crude”).

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

1.	Basis of Presentation and General Information – Continued

The Partnership Agreement provides that the Partnership’s board of directors has the power to oversee, direct the operations of, manage and determine the strategies and policies of the Partnership. In addition under the Partnership Agreement, CMTC and its affiliates are not permitted to participate in the election of five out of the Partnership board’s eight directors. This provision ensures that a majority of the directors on the Partnership’s board are elected by the Partnership’s limited unitholders that are not CMTC or its affiliates, and since July 22, 2010 a majority of the Partnership’s board has been elected by unaffiliated unitholders.

As a result, the Partnership is not considered to be under common control with CMTC therefore since July 22, 2010 the Partnership no longer accounts for vessel acquisitions from CMTC as transfer of equity interest between entities under common control.

Prior to July 22, 2010, when the Partnership and CMTC were under common control, all the vessel owning companies the Partnership acquired from CMTC were recorded by the Partnership at net book value reflected by CMTC and accounted for as a combination of entities under common control or a transfer of equity interest between entities under common control. For a combination between entities under common control, the purchase cost provisions (as they relate to purchase business combinations involving unrelated entities) explicitly do not apply; instead the method of accounting prescribed by accounting standards for such transfers is similar to pooling-of-interests method of accounting. Under this method, the carrying amount of assets and liabilities recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. Purchase premium or discount representing the difference between the cash consideration paid and the book value of the net assets acquired was recorded as increase or decrease to the Partners’ capital.

Vessels that had an operating history as part of CMTC fleet, prior to their acquisition by the Partnership have been treated as an acquisition of business. As a result, transfers of equity interests between entities under common control were accounted for as if the transfer occurred at the beginning of the period, and prior years were retroactively adjusted to furnish comparative information similar to the pooling-of-interest method.

Vessels that had no operating history and were delivered to the Partnership from the shipyards through CMTC have been treated as an acquisition of assets from an entity under common control.

2.	Significant Accounting Policies

(a)	Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and include the accounts of the legal entities comprising the Partnership as discussed in Note 1. Intra-group balances and transactions have been eliminated upon consolidation. Balances and transactions with CMTC and its affiliates have not been eliminated, but are presented as balances and transactions with related parties. The Partnership’s consolidated financial statements have been prepared after giving retroactive effect to the combination of entities under common control in 2009 through July 22, 2010 as described in Note 1 to the consolidated financial statements.

(b)	Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates. Additionally, these consolidated financial statements include allocations for certain expenses, including corporate overhead expenses that are normally incurred by a listed company.

(c)	Other Comprehensive Income: The Partnership separately records certain transactions directly as components of partners’ capital / stockholders’ equity. For the year ended December 31, 2011 other comprehensive income is comprised of changes in fair value of interest rate swaps that qualify as cash flow hedges and the amortization of the accumulated other comprehensive loss attributable to interest rate swaps that do not qualify as cash flow hedges since July 1, 2011. For the years ended December 31, 2010 and 2009 other comprehensive income is solely comprised of changes in fair values of interest rate swaps that qualify as cash flow hedges (Note 8).

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2.	Significant Accounting Policies – Continued

(d)	Accounting for Revenue, Voyage and Operating Expenses: The Partnership generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered on time charters, bareboat charters or voyage charters. A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable monthly in advance. Some of the Partnership’s time charters also include profit sharing provisions, under which the Partnership can realize additional revenues in the event that spot rates are higher than the base rates in these time charters. A bareboat charter is a contract in which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, which is generally payable monthly in advance, and the charterer generally assumes all risk and costs of operation during the bareboat charter period. A voyage is deemed to commence upon the later of the completion of discharge of the vessel’s previous cargo or upon vessel arrival to the agreed upon port based on the terms of a voyage contract that is not cancelable and voyage is deemed to end upon the completion of discharge of the delivered cargo. Revenues under voyage charter agreements are recognized when a voyage agreement exists, the price is fixed, service is provided and the collection of the related revenue is reasonably assured.

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

Vessel operating expenses presented in the consolidated financial statements mainly consisted of:

•	Management fees payable to the Partnership’s manager Capital Shipmanagement Corp. (the “Manager” or “CSM”) under three different types of Management agreements (Note 4); and

•	Actual operating expenses such as crewing, repairs and maintenance, insurance, stores, spares, lubricants and other operating expenses.

Vessel operating expenses are expensed as incurred.

(e)	Foreign Currency Transactions: The functional currency of the Partnership is the U.S. Dollar because the Partnership’s vessels operate in international shipping markets that utilize the U.S. Dollar as the functional currency. The accounting records of the Partnership are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. Dollar, are translated into the functional currency using the exchange rate at that date. Gains or losses resulting from foreign currency transactions are included in interest and other income in the accompanying consolidated statements of income.

(f)	Cash and Cash Equivalents: The Partnership considers highly-liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2.	Significant Accounting Policies – Continued

(g)	Restricted cash: For the Partnership to comply with debt covenants under its credit facilities, it must maintain minimum cash deposits. Such deposits are considered by the Partnership to be restricted cash. As of December 31, 2011 and 2010, restricted cash amounted to $ 6,750 and $5,250, respectively, and is presented under other non-current assets.

(h)	Trade Accounts Receivable: The amount shown as trade accounts receivable primarily consists of earned revenue that has not been billed yet or that it has been billed but not yet collected. At each balance sheet date all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No allowance for doubtful accounts was established as of December 31, 2011 and 2010.

(i)	Inventories: Inventories consist of consumable bunkers, lubricants, spares and stores and are stated at the lower of cost or market value. The cost is determined by the first-in, first-out method.

(j)	Fixed Assets: Fixed assets consist of vessels which are stated at cost, less accumulated depreciation. Vessel cost consists of the contract price for the vessel and any material expenses incurred upon their construction (improvements and delivery expenses, on-site supervision costs incurred during the construction periods, as well as capitalized interest expense during the construction period). Vessels acquired through acquisition of businesses are recorded at their acquisition date fair values. The cost of each of the Partnership’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessels’ remaining economic useful life, after considering the estimated residual value. Management estimates the scrap value of the Partnership’s vessels to be $0.2 per light weight ton (LWT) and useful life to be 25 years.

(k)	Impairment of Long-lived Assets: An impairment loss on long-lived assets is recognized when indicators of impairment are present and the carrying amount of the long-lived asset is greater than its fair value and not believed to be recoverable. In determining future benefits derived from use of long-lived assets, the Partnership performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets on a vessel by vessel basis. If the carrying value of the related asset exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates and vessel operating costs are included in this analysis.

Since 2009 market conditions as compared to previous years have changed significantly as a result of the global credit crisis and resulting slowdown in world trade of crude oil and related products. Charter rates decreased and values of assets were affected. The Partnership considered these market developments as indicators of potential impairment of the carrying amount of its assets. The Partnership has performed an undiscounted cash flow test based on US GAAP as of December 31, 2011, 2010 and 2009 determining undiscounted projected net operating cash flows for the vessels and comparing them to the vessels’ carrying values. In developing estimates of future cash flows, the Partnership made assumptions about future charter rates, utilization rates, vessel operating expenses, future dry docking costs and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations that are in line with the Partnership’s historical performance and expectations for the vessels’ utilization under the deployment strategy. Based on these assumptions, the Partnership determined that the undiscounted cash flows supported the vessels’ carrying amounts as of December 31, 2011 and 2010.

(l)	Intangible assets: The Partnership records all identified tangible and intangible assets or any liabilities associated with the acquisition of a business at fair value. When a business is acquired that owns a vessel with an existing charter agreement, the Partnership determines the present value of the difference between: (i) the contractual charter rate and (ii) the prevailing market rate for a charter of equivalent duration. When determining present value, the Partnership uses Weighted Average Cost of Capital (“WACC”). The resulting above-market (assets) and below-market (liabilities) charters are amortized using straight line method as a reduction and increase, respectively, to revenues over the remaining term of the charters.

(m)	Deferred charges, net: are comprised mainly of fees paid to lenders for obtaining new loans or refinancing existing loans and are capitalized as deferred finance charges and amortized to interest expense over the term of the respective loan using the effective interest rate method.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2.	Significant Accounting Policies – Continued

(n)	Pension and Retirement Benefit Obligations: The vessel-owning companies included in the consolidated financial statements employ the crew on board under short-term contracts (usually up to seven months) and accordingly, they are not liable for any pension or post retirement benefits.

(o)	Concentration of Credit Risk: Financial instruments which potentially subject the Partnership to significant concentrations of credit risk consist principally of cash and cash equivalents, interest rate swaps, and trade accounts receivable. The Partnership places its cash and cash equivalents, consisting mostly of deposits, and enters into interest rate swap agreements with creditworthy financial institutions rated by qualified rating agencies. Most of the Partnership’s revenues were derived from a few charterers. For the year ended December 31, 2011, British Petroleum Shipping Limited, CMTC, and OSG accounted for 32%, 24% and 11% of the Partnership’s total revenue, respectively. For the year ended December 31, 2010 British Petroleum Shipping Limited, Morgan Stanley Capital Group Inc. and OSG accounted for 49%, 11% and 11% of total revenue, respectively. For the year ended December 31, 2009 British Petroleum Shipping Limited, Morgan Stanley Capital Group Inc., and OSG accounted for 54%, 20% and 11% of total revenue, respectively. The Partnership does not obtain rights of collateral from its charterers to reduce its credit risk.

(p)	Fair Value of Financial Instruments: On January 1, 2008, the Partnership adopted the accounting guidance for Fair Value Measurements for financial assets and liabilities and any other assets and liabilities carried at fair value. This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The carrying value of trade receivables, due from related parties, due to related parties, accounts payable and current accrued liabilities approximates their fair value. The fair values of long-term variable rate bank loans approximate the recorded values, due to their variable interest and due to the fact the lenders have the ability to pass on their funding cost to the Partnership under certain circumstances, which reflects their current assessed risk. We believe the terms of our loans are similar to those that could be procured as of December 31, 2011. Interest rate swaps are recorded at fair value on the consolidated balance sheet.

(q)	Interest Rate Swap Agreements: The Partnership designates its derivatives based upon the intended use, and recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. Changes in the fair value of each derivative instrument are recorded depending on the intended use of the derivative and the resulting designation. For a derivative that does not qualify as a hedge, changes in fair value are recognized within the income statement. For derivatives that qualify as cash flow hedges, the changes in fair value of the effective portion are recognized at the end of each reporting period in Other comprehensive income / (loss), until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized in the income statement.

(r)	Net Income Per Limited Partner Unit: Basic net income per limited partner unit is calculated by dividing Partnership’s net income less general partner interest in net income (including incentive distribution rights) and less net income allocable to unvested units by the weighted-average number of outstanding limited partner units during the period (Note 15). Diluted net income per limited partner unit reflects the potential dilution that could occur if securities or other contracts to issue limited partner units were exercised.

(s)	Income Taxes: The Partnership is not subject to the payment of any income tax on its income. Instead, a tax is levied based on the tonnage of the vessels, which is included in operating expenses (Note 11).

(t)	Segment Reporting: The Partnership reports financial information and evaluates its operations by charter revenues and not by the length, type of vessel or type of ship employment for its customers, i.e. time or bareboat charters. The Partnership does not use discrete financial information to evaluate the operating results for each such type of charter or vessel. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Partnership has determined that it operates as one reportable segment.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2.	Significant Accounting Policies – Continued

Furthermore, when the Partnership charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

(u)	Omnibus Incentive Compensation Plan: Equity compensation expense represents vested and unvested units granted to employees and to non-employee directors, for their services as directors, as well as to non-employees and are included in general and administrative expenses in the consolidated statements of income. These units are measured at their fair value equal to the market value of the Partnership’s common units on the grant date. The units that contain a time-based service vesting condition are considered unvested units on the grant date and a total fair value of such units is recognized on a straight-line basis over the requisite service period. In addition, unvested awards granted to non-employees are measured at their then-current fair value as of the financial reporting dates until non-employees complete the service (Note 14).

(v)	Recent Accounting Pronouncements: In June 2011, the Financial Accounting Standards Board (“ FASB”) issued Accounting Standards Update (“ASU”) No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” which requires comprehensive income to be reported in either a single statement or in two consecutive statements reporting net income and other comprehensive income. The amendment does not change what items are reported in other comprehensive income. Additionally, in December 2011, the FASB issued ASU No. 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” which indefinitely defers the requirement in ASU No. 2011-05 to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. During the deferral period, the existing requirements in U.S. GAAP for the presentation of reclassification adjustments must continue to be followed. These standards are effective for interim and annual financial periods beginning after December 15, 2011 and are to be applied retrospectively, with early adoption permitted. The Partnership believes the adoption of this update will change the order in which certain financial statements are presented and provide additional detail on those financial statements when applicable, but will not have an impact on the Partnership’s results of operations.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements.” This ASU represents the converged guidance of the FASB and the International Accounting Standards Board (“the Boards”) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards. The amendments to this ASU are to be applied prospectively. ASU No. 2011-04 is effective during interim and annual periods beginning after December 15, 2011. Based on the Partnership’s evaluation of this ASU, the adoption of this amendment will not have a material impact on the Partnership’s financial statements.

In December 2010 the FASB issued the No 2010-29 that amends existing guidance for disclosure of supplementary pro forma information for business combinations. This ASU specifies that when financial statements are presented, the revenue and earnings of the combined entity should be disclosed as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only and expanded the required disclosures. ASU 2010-29 is effective for business combinations with acquisition dates on or after January 1, 2011. The Partnership adopted this ASU and presented the required pro-forma disclosures for the business acquisitions during the year ended December 31, 2011(Note 3).

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3.	Acquisitions

a.	Patroklos (M/V Cape Agamemnon)

On June 9, 2011, the Partnership acquired the shares of Patroklos Marine Corp., the vessel owning company of the M/V Cape Agamemnon (“Patroklos”), from CMTC as it was deemed accretive to the Partnership’s distributions by the board of directors. The vessel at the time of her acquisition by the Partnership operated under a ten year time charter, with Cosco Bulk Carrier Co. Ltd. (“COSCO Bulk”), an affiliate of the COSCO Group. The time charter commenced in July 2010 and the earliest expiry under the charter is in June 2020. The acquisition of Patroklos was unanimously approved by the Partnership’s Board of Directors following the unanimous approval and recommendation of the Board’s conflicts committee, which is comprised entirely of independent directors.

The Partnership accounted for the acquisition of Patroklos as an acquisition of a business. All assets and liabilities of Patroklos except the vessel, necessary permits and time charter agreement, were retained by CMTC. The purchase price of the acquisition has been allocated to the identifiable assets acquired, with the excess of the fair value of assets acquired over the purchase price recorded as a gain from bargain purchase.

•	Purchase Price

The total purchase consideration of $83,525 was funded by $1,470 from available cash, $25,000 through a draw down from the Partnership’s credit facility with Credit Agricole Emporiki Bank (Note 7) and the remaining through the issuance of 6,958,000 Partnership’s common units to CMTC at a price of $8.20 per unit as quoted on the Nasdaq Stock Exchange the date of the acquisition of Patroklos by the Partnership. Furthermore upon the acquisition of Patroklos, the Partnership issued another 142,000 of Partnership’s common units. These units were converted into 142,000 of general partner units by the Partnership and delivered to Capital General Partner (“CGP”) in order for it to maintain its 2% interest in the Partnership. The Partnership received the amount of $1,470 in exchange for these general partner units.

•	Acquisition related costs

Acquisition-related costs of approximately $409 are included in general and administrative expenses in the consolidated statements of income for the year ended December 31, 2011.

•	Purchase price allocation

The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition.

The fair value allocated to each class of identifiable assets of Patroklos and the gain from bargain purchase recorded as non operating income / (expense), net in the Partnership’s consolidated statements of income for the year ended December 31, 2011 was calculated as follows:

As of June 9, 2011
Vessel	$51,500
Above market acquired time charter	$48,551

Identifiable assets	$100,051

Purchase price	(83,525)

Gain from bargain purchase	$16,526

The gain from bargain purchase of $16,526 has resulted from the decline of the Partnership’s common unit price as the 6,958,000 common units which were issued to CMTC were valued at $8.20 per unit as quoted on the Nasdaq Stock Exchange on the day of the acquisition of Patroklos, as compared to the Partnership’s common unit price of $10.35 representing a value of Partnership’s common unit on the day CMTC and the Partnership agreed on the purchase consideration, including the issuance of these common units.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3.	Acquisitions – Continued

a.	Patroklos (M/V Cape Agamemnon) – Continued

After a subsequent review and reassessment of valuation methods and procedures of the $100,051 fair value amount for identifiable assets acquired, the Partnership concluded that its measurements for the assets acquired appropriately reflect consideration of all available information that existed as of the acquisition date. Therefore, the Partnership recorded a gain from bargain purchase of $16,526 in accordance with ASC Subtopic 805-30 as of the Patroklos acquisition date.

•	Identifiable intangible assets

The following table sets forth the component of the identifiable intangible asset acquired with the purchase of Patroklos which is being amortized over its duration on a straight-line basis as a reduction of revenue:

Intangible assets	As of June 9, 2011	Duration of time charter acquired
Above market acquired time charter	$48,551	9.1 years

The fair value of the above market time charter acquired was determined as the difference between the time charter rate and market rate for comparable charter on the business combination date discounted at the WACC of approximately 11%.

•	Pro Forma Financial Information

The supplemental pro forma financial information was prepared using the acquisition method of accounting and is based on the following:

•

The Partnership’s actual results of operations for the year ended December 31, 2011 excluding non recurring transactions such as gain from bargain purchase of $16,526 regarding the acquisition of Patroklos and actual acquisition related costs the Partnership incurred in connection with the acquisition of Patroklos;

•

The Partnership’s actual results of operations for the year ended December 31, 2010 adjusted for non recurring transactions, such as gain from bargain purchase of $16,526 resulting from the acquisition of Patroklos and actual acquisition related costs the Partnership incurred in connection with the acquisition of Patroklos and;

•

Pro forma results of operations of Patroklos for the period from January 1, 2011 through June 9, 2011 and for the period from its vessel’s delivery from the shipyard on July 28, 2010 to December 31, 2010 as if Patroklos was operating under post acquisition revenue and cost structure.

The following table summarizes total net revenues; net income and net income per common unit of the combined entity had the acquisitions of Patroklos occurred on July 28, 2010:

	For the years ended December 31,
	2011	2010
Total revenues	$134,473	$128,671

Partnership’s net income	72,807	35,819

General Partner’s interest in Partnership’s net income	1,456	716

Limited Partners’ interest in Partnership’s net income	$71,351	$35,103

Pro-forma weighted average of Partnership’s common units outstanding	50,314,281	35,491,287

Net income per common unit (basic and diluted)	$1.39	$0.98

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3.	Acquisitions – Continued

b.	Crude

On September 30, 2011, the merger between the Partnership and Crude was successfully completed. The exchange ratio of this unit for share transaction was 1.56 Partnership’s common units for each Crude share. The Partnership is the surviving entity in the merger and continues to be structured as a master limited partnership. This transaction was deemed accretive to the Partnership’s distributions in the long term and it adds to the balance sheet strength and financial flexibility of the Partnership.

The Crude acquisition has been accounted for using the acquisition method of accounting. Under the acquisition method of accounting, the total purchase price has been allocated to the all identifiable assets acquired and liabilities assumed with the excess of the fair value of assets acquired and liabilities assumed over the purchase price recorded as a gain from bargain purchase.

•	Purchase Price

The total purchase consideration of $157,064 is comprised of:

a) $155,559 representing the value of 24,344,176 Partnership’s common units that were issued to Crude’s shareholders’, based on the exchange ratio of 1.56 Partnership’s common units for each Crude share, at a price of $6.39 per unit as quoted on the Nasdaq Stock Exchange on September 30, 2011 the day of the successful closing of the acquisition and;

b) $1,505 representing the fair value attributable to precombination services of Crude’s Equity Incentive Plan awards at the closing of the merger on September 30, 2011. Crude’s Equity Incentive Plan awards consisted of 399,400 of Crude’s common shares which were also exchanged at a ratio of 1.56 into 623,064 Partnership’s common units at the closing of the merger.

Furthermore at the closing of the acquisition of Crude the Partnership converted 499,346 of Partnership’s common units held by CMTC into 499,346 general partner units and delivered to CGP in order for it to maintain its 2% interest in the Partnership. For these units there was no cash consideration paid to the Partnership.

•	Acquisition related costs

Acquisition-related costs of approximately $4,225 are included in general and administrative expenses in the consolidated statements of income for the year ended December 31, 2011.

•	Purchase price allocation

The allocation of the purchase price to all identifiable assets acquired and liabilities assumed was based on their estimated fair values at the date of acquisition.

The fair value allocated to each class of assets and liabilities of Crude and the gain from bargain purchase recorded as non operating income / (expense), net, in the Partnership’s consolidated statements of income for the year ended December 31, 2011 was calculated as follows:

As of September 30, 2011
Current assets	$30,300
Vessels	351,750
Total liabilities	(159,059)

Net assets acquired and liabilities assumed	$222,991

Purchase price	$(157,064)

Gain from bargain purchase	$65,927

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3.	Acquisitions – Continued

b.	Crude – Continued

The gain from bargain purchase of $65,927 has mainly resulted from:

•

the decline of the Partnership’s common unit price as the common units which were issued to Crude’s shareholders were valued at $6.39 per unit as quoted on the Nasdaq Stock Exchange on the day of the acquisition of Crude as compared to the Partnership’s common unit price of $11.27 used to determine the exchange ratio of the unit for share transaction;

•	the fair value adjustments for the five crude tanker vessels comprising Crude’s fleet on the day of the acquisition; and

•	the fair value attributable to precombination services of Crude’s Equity Incentive Plan awards included into the purchase consideration.

After a subsequent review and reassessment of valuation methods and procedures of the $222,991 fair value amount for identifiable assets acquired and liabilities assumed, the Partnership concluded that its measurements for the identifiable assets acquired and liabilities assumed appropriately reflect consideration of all available information that existed as of the acquisition date. As a result of the merger and based on ASC Subtopic 805-30 the Partnership recorded a gain from bargain purchase of $65,927 in its consolidated statements of income as of the acquisition date.

•	Pro Forma Financial Information

The supplemental pro forma financial information was prepared using the acquisition method of accounting and is based on the historical financial information of the Partnership and Crude reflecting:

•

The Partnership’s actual results of operations for the year ended December 31, 2011 excluding non recurring transactions such as gain from bargain purchase of $65,927 regarding the acquisition of Crude and actual acquisition related costs the Partnership incurred in connection with the acquisition of Crude;

•

The Partnership’s actual results of operations for the year ended December 31, 2010 adjusted for non recurring transactions such as gain from bargain purchase of $65,927 resulting from the acquisition of Crude and actual acquisition related costs the Partnership incurred in connection with the acquisition of Crude and;

•

Crude’s actual results of operations for the period from January 1, 2011 to September 30, 2011 and for the year ended December 31, 2010. The Crude historical financial information has been adjusted to give effect to the pro forma events that are (i) directly attributable to Crude acquisition, (ii) factually supportable and (iii) expected to have a continuing impact on the combined results. These adjustments include the depreciation charges as vessels’ depreciation was adjusted by replacing the Crude’s vessels carrying values used to calculate depreciation expense included in the historical financial information with their respective fair values as of acquisition date, adjustments to interest expense as well as adjustments to general and administrative expenses related to Crude’s equity incentive plan.

The following table summarizes total net revenues, net income and net income per common unit of the combined entity had the acquisition of Crude occurred on January 1, 2010:

	For the years ended December 31,
	2011	2010
Total revenues	$167,897	$180,474

Partnership’s net income	18,274	89,613

General Partner’s interest in Partnership’s net income	365	1,792

Limited Partners’ interest in Partnership’s net income	$17,909	$87,821

Pro-forma weighted average of Partnership’s common units outstanding	65,472,309	52,069,715

Net income per common unit (basic and diluted)	$0.27	$1.67

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

4.	Transactions with Related Parties

The Partnership and its subsidiaries, have related-party transactions with the Manager, due to certain terms of the following three different types of management agreements.

1.	Fixed fee management agreement: At the time of the completion of the IPO the Partnership entered into an agreement with its Manager , according to which the Manager provides the Partnership with certain commercial and technical management services for a fixed daily fee per managed vessel which covers the commercial and technical management services, the respective vessels’ operating costs such as crewing, repairs and maintenance, insurance, stores, spares, and lubricants as well as the cost of the first special survey or next scheduled dry-docking, of each vessel. In addition to the fixed daily fees payable under the management agreement, the Manager is entitled to supplementary compensation for additional fees and costs (as defined in the agreement) of any direct and indirect additional expenses it reasonably incurs in providing these services, which may vary from time to time. The Partnership also pay a fixed daily fee per bareboat chartered vessel in its fleet, mainly to cover compliance and commercial costs, which include those costs incurred by the manager to remain in compliance with the oil majors’ requirements, including vetting requirements;

2.	Floating fee management agreement: On June 9, 2011, the Partnership entered into an agreement with its Manager based on actual expenses with an initial term of five years per managed vessel. Under the terms of this agreement the Partnership compensates its Manager for expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry docking are borne by the Partnership and not by the Manager. The Partnership also pays its Manager a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index; and

3.	Crude management agreement: On September 30, 2011, the Partnership completed the acquisition of Crude. The five crude tanker vessels the Partnership acquired as part of the Crude’s acquisition continue to be managed under a management agreement entered into in March 2010 with the Manager whose initial term expires on December 31, 2020. Under the terms of this agreement the Partnership compensates the Manager for all of its expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating and administrative costs. The Partnership also pays its Manager the following fees:

(a) a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index;

(b) a sale & purchase fee equal to 1% of the gross purchase or sale price upon the consummation of any purchase or sale of a vessel acquired by Crude Carriers; and

(c) a commercial services fee equal to 1.25% of all gross charter revenues generated by each vessel for commercial services rendered.

All the above three agreements will constitute the “Management Agreements”.

Under the terms of the fixed fee management agreement, the Manager charged the Partnership for additional fees and costs, relating to insurances deductibles, vetting, and repairs and spares that related to unforeseen events. For the years ended December 31, 2011, 2010 and 2009 such fees amounted to $1,237, $1,966 and $2,963, respectively. The 2011 charge includes a $710 adjustment in order to reflect the claim proceeds the Partnership received for one of its vessels the M/T Attikos.

On April 4, 2007, the Partnership entered into an administrative services agreement with the Manager, pursuant to which the Manager will provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT, clerical, investor relations and other administrative services. Also the Partnership reimburses CGP for all expenses which are necessary or appropriate for the conduct of the Partnership’s business. The Partnership reimburses the Manager and CGP for reasonable costs and expenses incurred in connection with the provision of these services after the Manager submits to the Partnership an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. These expenses are included in general & administrative expenses in the consolidated statements of income.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

4.	Transactions with Related Parties – Continued

Balances and transactions with related parties consisted of the following:

Consolidated Balance Sheets	As of December 31, 2011	As of December 31, 2010
Assets:
Hire receivable (c)	$—	$2

Due from related parties	—	$2

Total assets	$—	$2

Liabilities:
Manager – payments on behalf of the Partnership (a)	$8,138	2,048
Management fee payable to CSM (b)	2,434	2,496

Due to related parties	$10,572	$4,544

Deferred revenue – current (f)	4,225	1,542

Total liabilities	$14,797	$6,086

	For the year ended December 31,
Consolidated Statements of Income	2011	2010	2009
Revenues (c)	$31,799	$11,030	$—
Voyage expenses	165	—	—
Vessel operating expenses	30,516	30,261	30,830
General and administrative expenses (d)	1,630	1,103	1,088
Interest expense and finance cost (e)	—	210	543

(a) Manager - Payments on Behalf of Capital Product Partners L.P.: This line item includes the Manager payments it makes on behalf of the Partnership and its subsidiaries.

(b) Management fee payable to CSM: The amount outstanding as of December 31, 2011 and 2010 represents the management fee payable to CSM as a result of the Management Agreements the Partnership entered into with the Manager.

(c) Revenues: The following table includes information regarding the charter agreements the Partnership entered into with CMTC during 2011 and 2010.

Vessel Name	Time Charter (TC) in years	Commencement of Charter	Termination or earliest expected redelivery	Gross (Net) Daily Hire Rate
M/T Agisilaos	1 TC	03/2010	03/2011	$12.0 ($11.9)
M/T Agisilaos	0.25 TC	03/2011	08/2011	$13.0 ($12.8)
M/T Agisilaos	1 TC	08/2011	07/2012	$13.5 ($13.3)
M/T Axios	1 TC	02/2010	03/2011	$12.8 ($12.6)
M/T Arionas	1 TC	10/2010	10/2011	$12.0 ($11.9)
M/T Arionas	1 TC	10/2011	09/2012	$13.8 ($13.6)
M/T Alkiviadis	2 TC	06/2010	05/2012	$13.0 ($12.8)
M/T Amore Mio II	1 TC	01/2011	12/2011	$25.3 ($25.0)
M/T Amore Mio II	0.9 to 1.2TC	12/2011	11/2012	$18.25 ($18.0)
M/T Avax	1 TC	05/2011	04/2012	$14.0 ($13.8)
M/T Akeraios	1 TC	07/2011	06/2012	$14.0 ($13.8)
M/T Alexander the Great	1+1+1 TC	11/2011	10/2012	$28.0+$34.0+$38.0 ($27.7+$33.6+$37.5)
M/T Amoureux	1+1+1 TC	10/2011	09/2012	$20.0+$24.0+$28.0 ($19.8+$23.7+$27.7)
M/T Aias	1+1+1 TC	11/2011	10/2012	$20.0+$24.0+$28.0 ($19.8+$23.7+$27.7)
M/T Achilleas	1+1+1 TC	01/2012	12/2012	$28.0+$34.0+$38.0 ($27.7+$33.6+$37.5)

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

4.	Transactions with Related Parties – Continued

(d) General and administrative expenses: This line item mainly includes internal audit, investor relations and consultancy fees.

(e) Interest expense and finance cost: Interest expense for the related-party loans for the years ended December 31, 2011, 2010 and 2009 amounted to $0, $210 and $543 respectively and relates to the loans that CMTC had entered into with financial institutions for the financing of the acquisition of the shares of the vessel owning company of the M/T Atrotos and the M/T Alkiviadis when both operated under CMTC’s fleet. There were no outstanding balances in relation to these loans as of December 31, 2011 and 2010.

(f) Deferred Revenue: As of December 31, 2011 and 2010 the Partnership received cash in advance for revenue earned in a subsequent period from CMTC.

5.	Vessels

An analysis of vessels is as follows:

	As of December 31, 2011	As of December 31, 2010
Cost:
Vessels	1,217,606	813,746
Less: accumulated depreciation	(143,620)	(106,407)

Vessels, net	$1,073,986	$707,339

All of the Partnership’s vessels as of December 31, 2011 have been provided as collateral to secure the Partnership’s credit facilities.

Following the acquisition of Crude (Note 3), the Partnership owns the shares of the vessel owning companies of the M/T Alexander the Great, the M/T Achilleas, the M/T Miltiadis M II, the M/T Amoreux and the M/T Aias. These vessels have been recorded in the Partnership’s financial statements at the amount of $351,750 which represents their respective fair value at the completion of the business acquisition.

On June 9, 2011 the Partnership acquired the shares of Patroklos, the vessel owning company of the M/V Cape Agamemnon for a total consideration of $83,525 (Note 3). The vessel has been recorded in the Partnerships’ financial statements at its fair value at the time of acquisition of $51,500. In addition the Partnership recognized an above market acquired time charter of $48,551 (Note 6).

During 2011 the M/T Amore Mio II, M/T Arionas, M/T Agisilaos and M/T Assos (renamed Insurgentes), underwent improvements; these costs for these four vessels amounted to $611 and were capitalized as part of the respective vessels’ historic cost.

6.	Above market acquired charters

In June, 2011 the Partnership acquired the shares of Patroklos, the vessel-owing company of M/V Cape Agamemnon from CMTC with an outstanding time charter to COSCO Bulk terminating in June, 2020, which was above the market rates for equivalent bare-boat charters prevailing at the time of acquisition. The present value of the above market acquired time charter was estimated by the Partnership at $48,551, and recorded as an asset in the consolidated balance sheet as of the acquisition date (Note 3).

In August 16, 2010 the Partnership acquired the shares of the vessel-owing company of M/T Assos (renamed Insurgentes) with an outstanding bare-boat charter, which was above the market rates for equivalent bare-boat charters prevailing at the time of acquisition. The present value of the above the market acquired bare-boat charter was estimated by the Partnership at $9,000, and was recorded as an asset in the consolidated balance sheet as of the acquisition date.

For the years ended December 31, 2011 and 2010, revenues included a reduction of $5,489 and $938 as amortization of the above market acquired charters, respectively.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

6.	Above market acquired charters – Continued

An analysis of above market acquired charters is as follows:

Above market acquired charters	M/V Cape Agamemnon	M/T Assos	Total
Carrying amount as at January 1, 2010	$—	$—	$—
Acquisitions	—	9,000	9,000
Amortization	—	(938)	(938)

Carrying amount as at December 31, 2010	—	8,062	8,062

Acquisitions	48,551	—	48,551
Amortization	(3,008)	(2,481)	(5,489)

Carrying amount as at December 31, 2011	$45,543	$5,581	51,124

As of December 31, 2011 the remaining carrying amount of unamortized above market acquired time and bare-boat charters was $51,124 and will be amortized in future years as follows:

Year ended December 31,	M/V Cape Agamemnon	M/T Assos	Total
2012	5,372	2,488	7,860
2013	5,357	2,481	7,838
2014	5,357	612	5,969
2015	5,357	—	5,357
2016	5,372	—	5,372
Thereafter	18,728	—	18,728

Total	45,543	5,581	51,124

7.	Long-Term Debt

Long-term debt consists of the following:

	Bank Loans	Entity	As of December 31, 2011	As of December 31, 2010	Margin
(i)	Issued in April, 2007 maturing in June, 2017	Capital Product Partners L.P.	$366,500	$366,500	1.35% to 1.45%
(ii)	Issued in March, 2008 maturing in March 2018	Capital Product Partners L.P.	$242,080	107,500	1.35% to 1.45%
(iii)	Issued in June 2011 maturing in March 2018	Capital Product Partners L.P.	25,000	—	3.25%

	Total		$633,580	$474,000

	Less: Current portion		$18,325	—

	Long-term portion		$615,255	$474,000

On June 9, 2011 the Partnership entered into a loan agreement with Credit Agricole Emporiki Bank for a credit facility of $25,000 in order to partially finance the acquisition of the shares of the vessel owning company of the M/V Cape Agamemnon from CMTC. On June 10, 2011 the Partnership drew down the amount of $25,000. The credit facility is non-amortizing until March 31, 2013 and is payable in twenty equal consecutive quarterly installments commencing in June 2013 plus a balloon payment in March 2018. This credit facility contains customary ship finance covenants and is secured and guaranteed by the vessel owning company of the M/V Cape Agamemnon.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

7.	Long term debt – Continued

On March 19, 2008 the Partnership entered into a loan agreement with a syndicate of financial institutions including HSH Nordbank AG for a non amortizing credit facility, of up to $350,000 for the partial financing of vessels’ acquisition by the Partnership. The amounts drawn down under this facility are non-amortizing until June 2013 and will be repaid by twenty equal consecutive quarterly installments commencing in June 2013 plus a balloon payment due in March 2018. Loan commitment fees are calculated at 0.325% per annum on any undrawn amount and are paid quarterly.

On September 30, 2011, the Partnership completed the refinancing of Crude’s outstanding debt of $134,580 using its existing $350,000 credit facility entered into in March 2008. The refinanced amount, as with all amounts drawn down under this credit facility, is non-amortizing until June 2013 and will be repaid by twenty equal consecutive quarterly installments plus a balloon payment in March 2018. The M/T Alexander the Great, M/T Achilleas, M/T Miltiadis M II, and M/T Aias were added as collateral to this credit facility.

On March 22, 2007, the Partnership entered into a loan agreement with a syndicate of financial institutions including HSH Nordbank AG for a revolving credit facility, of up to $370,000 for the financing of the acquisition cost, or part thereof, of up to fifteen medium range product tankers. This credit facility is non amortizing up to June 2012 and will be repaid in twenty equal consecutive quarterly installments commencing in September, 2012 plus a balloon payment due in June, 2017. Loan commitment fees are calculated at 0.20% per annum on any undrawn amount and are paid quarterly.

The Partnership’s credit facilities contain customary ship finance covenants, including restrictions as to: changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of vessels, the ratio of EBITDA to Net Interest Expenses shall be no less than 2:1, minimum cash requirement of $500 per vessel of which 50% may be constituted by undrawn commitments under the revolving facility, as well as the ratio of net Total Indebtedness to the aggregate Market Value of the total fleet shall not exceed 0.80:1. The credit facilities also contain the collateral maintenance requirement in which the aggregate average fair market value, of the collateral vessels shall be no less than 125% of the aggregate outstanding amount under these facilities. Also the vessel-owning companies may pay dividends or make distributions when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. As of December 31, 2011, and 2010 the Partnership was in compliance with all financial debt covenants.

The credit facilities have a general assignment of the earnings, insurances and requisition compensation of the respective vessel or vessels. Each also requires additional security, including: pledge and charge on current account; corporate guarantee from each of the twenty-seven vessel-owning companies, and mortgage interest insurance.

The Partnership’s credit facilities contain a “Market Disruption Clause” where the lenders, at their discretion, may impose additional interest margin if their borrowing rate exceeds effective interest rate (LIBOR) stated in the loan agreement with the Partnership. For the years ended December 31, 2011, 2010 and 2009 the Partnership incurred an additional interest expense in the amount of $1,290 and $1,468 and $1,799 respectively due to the “Market Disruption Clause”.

On June 30, 2009, the Partnership reached an agreement with its lenders to amend certain covenants in its $370,000 and $350,000 credit facilities. It was agreed to increase the fleet loan-to-value covenant to 80% from 72.5% in both of its credit facilities. It was also agreed that a number of the Partnership’s vessels currently on long term period charter with certain of our top rated charterers will be valued on the basis of their current estimated fair value plus the value of their remaining charter instead of charter free subject to the credit rating of the charterers by two reputable international credit rating agencies. In exchange, the interest margin for both of the Partnership’s credit facilities was increased to 1.35% - 1.45% over LIBOR subject to the level of the asset covenants. These amendments were effective immediately and are valid until June 2012. All other terms in both of the Partnership’s facilities remain unchanged. The margins prior to the amendment of the terms were 0.75% over LIBOR for the $370,000 credit facility and 1.10% over LIBOR for the $350,000 credit facility.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

7.	Long term debt – Continued

The Partnership’s draw downs under its credit facilities are as follows:

Vessel / Entity	Date	$370,000 Credit Facility (i)	$350,000 Credit Facility (ii)	$25,000 Credit Facility (iii)
Capital Product Partners L.P.	04/04/2007	$30,000
M/T Atrotos	05/08/2007	56,000
M/T Akeraios	07/13/2007	56,000
M/T Apostolos	09/20/2007	56,000
M/T Attikos	09/24/2007	20,500
M/T Anemos I	09/28/2007	56,000
M/T Alexandros II	01/29/2008	48,000
M/T Amore Mio II	03/27/2008		$46,000
M/T Aristofanis	04/30/2008		11,500
M/T Aristotelis II	06/17/2008	20,000	28,000
M/T Aris II	08/20/2008	24,000	22,000
M/V Cape Agamemnon	06/09/2011			$25,000
Crude Carriers Corp. and its subsidiaries	09/30/2011		134,580

Total		$366,500	$242,080	$25,000

As of December 31, 2011, the amount of $3,500 and $107,920 of the Partnership’s credit facilities of up to $370,000 and $350,000 ((i) and (ii) in the above table), respectively had not been drawn down.

Following the swap agreements that the Partnership has entered into, the interest rate under the credit facilities of $370,000 and $350,000 ((i) and (ii) in the above table), excluding the September 2011 drawn down of $134,580, is fixed.

For the years ended December 31, 2011, 2010 and 2009 the Partnership recorded interest expense of $32,216, $31,634 and $30,508, respectively. As of December 31, 2011 and 2010 the weighted average interest rate of the Partnership’s loan facilities was 5.28% and 6.64%, respectively.

The required annual loan payments to be made subsequent to December 31, 2011 are as follows:

Year ended December 31,	$370,000 Credit Facility (i)	$350,000 Credit Facility (ii)	$25,000 Credit Facility (iii)	Total
2012	$18,325	$—	$—	18,325
2013	36,650	18,156	2,250	57,056
2014	36,650	24,208	3,000	63,858
2015	36,650	24,208	3,000	63,858
2016	36,650	24,208	3,000	63,858
Thereafter	201,575	151,300	13,750	366,625

Total	$366,500	$242,080	$25,000	$633,580

8.	Financial Instruments

Derivative Instruments

The Partnership has entered into fourteen interest rate swap agreements in order to mitigate the exposure from interest rate fluctuations. The Partnership under its $370,000 credit facility has swapped the amount of $366,500 and under its $350,000 credit facility, the amount of $107,500.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

8.	Financial Instruments – Continued

All derivatives are carried at fair value on the consolidated balance sheet at each period end. Balances as of December 31, 2011 and 2010 are as follows:

	December 31, 2011		December 31, 2010
	Interest Rate Swaps	Total	Interest Rate Swaps	Total
Short-term liabilities	$(8,255)	$(8,255)	—	—

Long-term liabilities	$(4,422)	$(4,422)	$(32,505)	$(32,505)

	$(12,677)	$(12,677)	$(32,505)	$(32,505)

Tabular disclosure of financial instruments is as follows:

Liability derivatives
Balance sheet location	As of December 31, 2011 Fair value	As of December 31, 2010 Fair value
Derivatives designated as hedging instruments – effective hedges
Financial instruments long-term liabilities.	$4,422	$32,505
Financial instruments short-term liabilities.	$839	—

Total derivatives not designated as hedging instruments – ineffective hedges
Financial instruments short-term liabilities.	$7,416	—

Total Derivatives	$12,677	$32,505

The table below shows the effective portion of the Partnership’s derivatives recognized in Other Comprehensive Income (“OCI”), the realized losses from net interest rate settlements transferred from OCI into the Partnership’s statements of income and the amounts recognized in income arising from the ineffective interest rate swap agreements, for the years ended December 31, 2011, 2010 and 2009, respectively:

Derivatives for cash flow hedging relationships	Amount of Loss Recognized in OCI on Derivative (Effective Portion)			Location of Gain/(loss) Reclassified into Income (Effective Portion)	Amount of Loss Reclassified from OCI into Income (Effective Portion)			Amount of Gain Remaining in OCI on Derivative (Effective Portion)			Location of Gain/(loss) Recognized in income (ineffective portion)	Amount of Gain/ (Loss) recognized in income
	2011	2010	2009		2011	2010	2009	2011	2010	2009		2011	2010	2009
Interest rate swaps	(4,234)	(17,159)	(8,467)	Interest expense and finance cost	(21,752)	(21,585)	(18,950)	17,518	4,426	10,483	Gain on interest rate swap agreement	2,310	—	—

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

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

8.	Financial Instruments – Continued

The Partnership’s interest rate swap agreements, entered into pursuant to its loan agreements, are based on LIBOR swap rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparable, interest rates, yield curves and other items that allow value to be determined. Fair value of the interest rate swaps is determined using a discounted cash flow method based on market-base LIBOR swap yield curves. The fair value of the Partnership’s interest rate swaps is the estimated value of the swap agreements at the reporting date, taking into account current interest rates and the forward yield curve and the creditworthiness of the Partnership and its counterparties.

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Derivatives	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2010	$(32,505)	—	$(32,505)	—
December 31, 2011	$(12,677)	—	$(12,677)	—

As of December 31, 2011, the interest rate swaps as presented in the table below qualify as a cash flow hedge and the changes in their fair value are recognized in accumulated other comprehensive income/(loss).

Bank	Currency	Notional Amount	Fixed rate	Trade date	Value date	Maturity date	Fair market value as of December 31, 2011
HSH Nordbank AG	USD	20,500	4.9250%	09.20.2007	09.24.2007	06.29.2012	(445)
HSH Nordbank AG	USD	46,000	3.5250%	03.25.2008	03.27.2008	03.27.2013	(1,636)
HSH Nordbank AG	USD	11,500	3.8950%	04.24.2008	04.30.2008	03.28.2013	(463)
HSH Nordbank AG	USD	20,000	4.5200%	06.13.2008	06.17.2008	06.28.2012	(394)
HSH Nordbank AG	USD	28,000	4.6100%	06.13.2008	06.17.2008	03.28.2013	(1,379)
HSH Nordbank AG	USD	22,000	4.0990%	08.14.2008	08.20.2008	03.28.2013	(944)

Total derivative instruments fair value							(5,261)

Since July 1, 2011 eight interest rate swaps of the Partnership, as disclosed to the table below, do not qualify as a cash flow hedges any longer. As a result the amount of $11,920, which was part of the Partnership’s accumulated other comprehensive loss (“OCL”) as of June 30, 2011, attributable to ineffective hedges and is being amortized over their respective remaining term up to their maturity dates (June 2012) and are being recognized in the Partnership’s consolidated statements of income by using the effective interest rate method.

Bank	Currency	Notional Amount	Fixed rate	Trade date	Value date	Maturity date	Fair market value as of December 31, 2011
HSH Nordbank AG	USD	30,000	5.1325%	02.20.2007	04.04.2007	06.29.2012	(682)
HSH Nordbank AG	USD	56,000	5.1325%	02.20.2007	05.08.2007	06.29.2012	(1,274)
HSH Nordbank AG	USD	56.000	5.1325%	02.20.2007	07.13.2007	06.29.2012	(1,274)
HSH Nordbank AG	USD	56,000	5.1325%	02.20.2007	09.20.2007	06.29.2012	(1,274)
HSH Nordbank AG	USD	56,000	5.1325%	02.20.2007	09.28.2007	06.29.2012	(1,274)
HSH Nordbank AG	USD	24,000	5.1325%	02.20.2007	01.29.2008	06.29.2012	(546)
HSH Nordbank AG	USD	24,000	5.1325%	02.20.2007	01.29.2008	06.29.2012	(546)
HSH Nordbank AG	USD	24,000	5.1325%	02.20.2007	08.20.2008	06.29.2012	(546)

Total derivative instruments fair value							(7,416)

For the year ended December 31, 2011 the Partnership recorded an expense of $5,956 from the above amortization. Additionally, for the year ended December 31, 2011, the Partnership recorded a gain of $8,266 as a result from the change in the fair value of these eight interest rate swaps. The net result of the accumulated OCL amortization and the change of the fair value of the eight swap agreements of $2,310 is presented under other non operating income (expense) net as a “Gain on interest rate swap agreement” in the Partnership’s consolidated statements of income for the year ended December 31, 2011.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

9.	Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31,
	2011	2010
Accrued loan interest and loan fees	$114	$111
Accrued operating expenses	834	—
Accrued voyage expenses and commissions	848	394
Accrued general and administrative expenses	490	393

Total	$2,286	$898

10.	Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses consist of the following:

	For the years ended December 31,
	2011	2010	2009
Voyage expenses:
Commissions	$1,844	$1,279	$1,084
Bunkers	8,400	4,295	2,209
Port expenses	1,390	1,412	604
Other	96	23	96

Total	$11,730	$7,009	$3,993

Vessel operating expenses:
Crew costs and related costs	$2,963	$551	$1,332
Insurance expense	784	69	162
Spares, repairs, maintenance and other expenses	390	269	1,015
Stores and lubricants	651	112	256
Management fees	29,279	28,294	27,191
Vetting, insurances, spares and repairs (Note 4)	1,237	1,966	2,963
Other operating expenses	161	34	115

Total	$35,465	$31,295	$33,034

11.	Income Taxes

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

Pursuant to Section 883 of the United States Internal Revenue Code (the “Code”) and the regulations thereunder, a foreign corporation engaged in the international operation of ships is generally exempt from U.S. federal income tax on its U.S.-source shipping income if the foreign corporation meets both of the following requirements: (a) the foreign corporation is organized in a foreign country that grants an “equivalent exemption” to corporations organized in the United States for the types of shipping income (e.g., voyage, time, bareboat charter) earned by the foreign corporation and (b) more than 50% of the voting power and value of the foreign corporation’s stock is “primarily and regularly traded on an established securities market” in the United States and certain other requirements are satisfied (the “Publicly-Traded Test”).

The jurisdictions where the Partnership’s vessel-owning subsidiaries are incorporated each grants an “equivalent exemption” to United States corporations with respect to each type of shipping income earned by the Partnership’s ship-owning subsidiaries. Additionally, our units are only traded on the Nasdaq Global Market, which is considered to be established securities market. We also believe that we satisfy the other requirements of the Publicly-Traded Test. Therefore, we have satisfied the Publicly-Traded Test for the years ended December 31, 2011, 2010 and 2009 and the ship-owning subsidiaries are exempt from United States federal income taxation with respect to U.S.-source shipping income.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

12.	Cash Flow

On September 30, 2011 the acquisition of Crude was successfully completed (Note 3). As the Merger Agreement was a unit for share transaction no cash consideration was paid and thus the following assets and liabilities of Crude acquired in a non-cash transaction are not included into the Partnership’s consolidated statement of cash flows for the year ended December 31, 2011.

Crude’s Net Assets	As of September 30, 2011
Trade receivables	$8,321
Prepayments and other assets	629
Inventories	9,503
Vessels	351,750

Total assets	370,203

Trade accounts payable	$12,497
Due to related parties	10,457
Accrued liabilities	1,525
Long term debt	134,580

Total liabilities	159,059

Total Net Assets	211,144

The following assets and liabilities were included in the balance sheets of vessel owning entities acquired from CMTC, however, these assets, liabilities and equity amounts were retained by CMTC on April 6, 2009, April 12, 2009, March 1, 2010 and June 30, 2010 when the shares of the vessel-owning companies of the M/T Agamemnon II, the M/T Ayrton II, the M/T Atrotos and M/T Alkiviadis were transferred from CMTC to the Partnership, respectively. These transfers have been accounted for as transfers of equity interests between entities under common control where prior years were retroactively adjusted as if the transfers occurred at the beginning of the earliest comparable period (Note 1). As such assets and liabilities were included in the Partnership’s balance sheet due to retrospective presentation, but were not acquired by the Partnership upon acquisition of the above mentioned vessel-owning entities, the cash flows for the years ended December 31, 2010 and 2009 were adjusted accordingly to exclude the following amounts of assets and liabilities as they did not result in cash inflows or outflows in the Partnership’s consolidated financial statements:

	As of December 31, 2010		As of December 31, 2009
	$		$
Trade receivables		1,629		113
Due from related parties		13,357		11
Prepayments and other assets		76		69
Inventories		146		272
Deferred charges		65		69

Total assets		15,273		534

Trade accounts payable		401		673
Due to related parties		—		1,777
Accrued liabilities		332		166
Borrowings		46,384		28,991

Total liabilities		47,117		31,607

Net liabilities assumed by CMTC upon contribution to the Partnership		31,844		31,073

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

13.	Partners’ Capital / Stockholders’ Equity and Distributions

General: The partnership agreement requires that within 45 days after the end of each quarter, beginning with the quarter ending June 30, 2007, all of the Partnership’s available cash will be distributed to unitholders.

Definition of Available Cash: Available Cash, for each fiscal quarter, consists of all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by our board of directors to:

•	provide for the proper conduct of the Partnership’s business (including reserves for future capital expenditures and for our anticipated credit needs);

•	comply with applicable law, any of the Partnership’s debt instruments, or other agreements; or

•	provide funds for distributions to the Partnership’s unitholders and to the general partner for any one or more of the next four quarters;

•

plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreement and in all cases are used solely for working capital purposes or to pay distributions to partners.

General Partner Interest and Incentive Distribution Rights: The General Partner has a 2% interest in the Partnership as well as the incentive distribution rights. In accordance with Section 5.2(b) of the Partnership Agreement, upon the issuance of additional units by the Partnership, the general partner may elect to make a contribution to the Partnership to maintain its 2% interest.

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. The Partnership’s general partner as of December 31, 2011, 2010 and 2009 holds the incentive distribution rights.

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and general partner in any available cash from operating surplus that is being distributed up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount per Unit	Unitholders	General Partner
Minimum Quarterly Distribution	$0.3750	98%	2%
First Target Distribution	up to $0.4313	98%	2%
Second Target Distribution	above $0.4313 up to $0.4688	85%	15%
Third Target Distribution	above $0.4688 up to $0.5625	75%	25%
Thereafter	above $0.5625	50%	50%

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

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

13.	Partners’ Capital / Stockholders’ Equity and Distributions – Continued

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

Distributions of Available Cash From Operating Surplus After the Subordination Period: Our Partnership agreement requires that we will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, in the manner described in the above table under section “General Partner Interest and Incentive Distribution Rights”.

As of December 31, 2011 and 2010 our partners’ capital included the following units:

	As of December 31, 2011	As of December 31, 2010

Limited partner units	69,372,077	37,946,183
General partner units	1,415,757	774,411

Total partnership units	70,787,834	38,720,594

In February 2010 the Partnership successfully completed an equity offering of 5,800,000 common units, receiving proceeds of $48,886 after the deduction of the underwriters’ commissions. On the same date CMTC made a contribution of $1,048 to the Partnership in exchange for the issuance of 118,367 general partner units to CGP in order for it to maintain its 2% general partner interest in the Partnership. In March 2010 the underwriters’ exercised in part the overallotment options receiving an additional 481,578 common units from the Partnership. In exchange of the issuance of these common units the Partnership received the amount of $4,055 after the deduction of the underwriters’ commissions. CMTC made a contribution of $87 to the Partnership in exchange for the issuance of 9,828 general partner units to CGP in order for it to maintain its 2% general partner interest in the Partnership.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

13.	Partners’ Capital / Stockholders’ Equity and Distributions – Continued

In August 2010 the Partnership successfully completed an equity offering of 5,500,000 common units, receiving proceeds of $45,460 after the deduction of the underwriters’ commissions. On the same date CMTC made a contribution of $969 to the Partnership in exchange for the issuance of 112,245 general partner units to CGP in order for it to maintain its 2% general partner interest in the Partnership. The underwriters’ exercised in part the overallotment options receiving an additional 552,254 common units from the Partnership. In exchange of the issuance of these common units the Partnership received the amount of $4,540 after the deduction of the underwriters’ commissions. CMTC made a contribution of $97 to the Partnership in exchange for the issuance of 11,270 general partner units to CGP in order for it to maintain its 2% general partner interest in the Partnership.

In June 2011 the Partnership issued 6,958,000 common units and 142,000 general partner units to CMTC and CGP respectively in connection with the acquisition of the M/V Cape Agamemnon by the Partnership. In exchange of the 142,000 general partner units the Partnership received from CGP the amount of $1,470 (Note 3).

On September 30, 2011 the Partnership issued 24,967,240 common units to Crude’s shareholders in connection with the acquisition of Crude. Upon the completion of the acquisition, the Partnership converted 499,346 common units into 499,346 general partner units in order to enable CGP to maintain its 2% interest in the Partnership (Note 3).

During the years ended December 31, 2011, 2010 and 2009, the Partnership declared and paid dividends amounting to $45,116, $33,665 and $70,463, respectively.

Changes in Common Stockholders’ Equity reflect:

•

the capital contribution made by CMTC in connection with the acquisition of the Non-Contracted Vessels from the shipyards. For the year ended December 31, 2011, 2010 and 2009, such contributions amounted to$0, $0 and $48,913, respectively.

•	the cumulative earnings of the Non-Contracted Vessels during their operations as part of CMTC’s fleet and

•

the reduction in the stockholders’ equity during the years ended December 31, 2010 and 2009 represents the equity which was retained by CMTC upon the contribution of the Non-Contracted Vessels to the Partnership.

14.	Omnibus Incentive Compensation Plan

a.	Partnership’s Omnibus Incentive Compensation Plan

On April 29, 2008, the Board of Directors approved the Partnership’s Omnibus Incentive Compensation Plan (the “Plan”) according to which the Partnership may issue a limited number of awards, not to exceed 500,000 units. The Plan was amended on July 22, 2010 increasing the aggregate number of restricted units issuable under the Plan to 800,000. The Plan is administered by the General Partner as authorized by the Board of Directors. The persons eligible to receive awards under the Plan are officers, directors, and executive, managerial, administrative and professional employees of the Manager, or CMTC, or other eligible persons (collectively, “key persons”) as the General Partner, in its sole discretion, shall select based upon such factors as it deems relevant. Members of the Board of Directors are considered to be employees of the Partnership (“Employees”) for the purposes of recognition of equity compensation expense, while employees of the Manager, CMTC and other eligible persons under the plan are not considered to be employees of the Partnership (“Non-Employees”). Awards may be made under the Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.

On August 25 and 31, 2010 CGP awarded 448,000 and 347,200 unvested units to Employees and Non-Employees, respectively. Awards granted to certain Employees vest in three equal annual installments. The remaining awards will vest on August 31, 2013.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

14.	Omnibus Incentive Compensation Plan – Continued

All unvested units are conditional upon the grantee’s continued service as Employee and/or Non-Employee until the applicable vesting date. The unvested units will accrue distributions as declared and paid which will be retained by the custodian of the Plan until the units vest at which time they are payable to the grantee. As unvested unit grantees accrue distributions on awards that are expected to vest, such distributions are charged to Partner’s capital.

b.	Crude’s Equity Incentive Plan

On March 1, 2010 Crude adopted an equity incentive plan according to which Crude issued 399,500 shares out of 400,000 restricted shares that were authorized. Members of the Board of Directors were considered to be employees of Crude (“Employees”), while employees of Crude’s affiliates and other eligible persons under this plan were not considered to be employees of Crude (“Non-Employees”). Awards granted to certain Employees vest in three equal annual installments. The remaining awards will vest on August 31, 2013.

All unvested shares are conditional upon the grantee’s continued service as Employee and/or Non-Employee until the applicable vesting date. The unvested shares will accrue dividends as declared and paid, which will be retained by the custodian of Crude’s equity incentive plan until the shares vest, at which time they are payable to the grantee. As unvested shares grantees accrue dividends on awards that are expected to vest, such dividends were charged to Stockholders’ equity prior to Crude’s acquisition and are charged to the Partner’s capital subsequently to the acquisition.

c.	Acquisition of Crude by the Partnership

Upon the completion of the acquisition of Crude by the Partnership on September 30, 2011, the Crude’s Equity Incentive Plan existing that date was incorporated into the Partnership’s Plan at a ratio of 1.56 common Partnership’s unit for each Crude share. The 205,000 unvested shares of Crude’s Employee award converted to 319,800 Partnership’s unvested units and the 194,400 unvested shares of Crude’s Non-Employee award converted to 303,264 Partnership’s unvested units. The terms and conditions of both plans are significantly the same and remained unchanged after the acquisition, with the exception of 20,000 Crude shares, which were converted to 31,200 Partnership’s units upon the completion of the acquisition. These Crude shares were held by those members of the Crude’s Independent Committee who were not designated by Crude to serve as a member of the Partnership board of directors and were vested in full immediately upon the consummation of the acquisition on September 30, 2011.

There were no forfeitures of awards during the year ended December 31, 2011 and 2010. The Partnership estimates the forfeitures of unvested units to be immaterial. The Partnership will, however, re-evaluate the reasonableness of its assumption at each reporting period. As of December 31, 2011, the unvested units accrued $1,148 of distributions.

	Employee equity compensation		Non-Employee equity compensation
Unvested Units	Units	Grant-date fair value	Units	Award-date fair value
Unvested on January 1, 2011	448,000	$3,620	347,200	$2,798
Crude’s converted shares after its acquisition by the Partnership	319,800	2,044	303,264	1,938
Granted	—	—	—	—
Vested	231,134	1,679	—	—
Forfeited	—	—	—	—

Unvested on December 31, 2011	536,666	$3,985	650,464	$4,736

For the year ended December 31, 2011, 2010 and 2009 the equity compensation expense that has been charged against income was $1,358, $420 and $0 for the Employee awards and $1,097, $362 and $0 for the Non-Employee awards, respectively. This expense has been included in general and administrative expenses for each respective year.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

14.	Omnibus Incentive Compensation Plan – Continued

As of December 31, 2011, there was $3,050 of total unrecognized compensation cost related to unvested equity compensation arrangements granted under the Plan based on:

•	the grant date unit price of $8.08 on August 25, 2010 for the Employees awards that existed before the acquisition of Crude; and

•	the amortization of the fair value of equity compensation expense for Crude’s Employees awards attributable to post combination services determined upon the completion of the acquisition of Crude.

That cost is expected to be recognized over the remaining vesting period of 1.7 years.

As of December 31, 2011, there was $2,528 of total unrecognized compensation cost related to unvested equity compensation arrangements granted to Non-Employees under the Plan, valued based on the closing unit price of $6.13 on December 31, 2011. That cost is expected to be recognized over the remaining vesting period of 1.7 years.

The Partnership has used the straight-line method to recognize the cost of the awards.

15.	Net Income Per Unit

The general partner’s, common unit holders’ and subordinated unitholders’ interests in net income are calculated as if all net income for periods subsequent to April 4, 2007, were distributed according to the terms of the Partnership’s Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash (Note 13), which is a contractually-defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves established by the Partnership’s board of directors to provide for the proper resources for the Partnership’s business. Unlike available cash, net income is affected by non-cash items. The Partnership follows the guidance relating to the Application of the Two-Class Method and its application to Master Limited Partnerships which considers whether the incentive distributions of a master limited partnership represent a participating security when considered in the calculation of earnings per unit under the Two-Class Method.

This guidance also considers whether the partnership agreement contains any contractual limitations concerning distributions to the incentive distribution rights that would impact the amount of earnings to allocate to the incentive distribution rights for each reporting period.

Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the CGP, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution (Note 13).

Excluding the non-cash gain from bargain purchase, as this was not distributed to the Partnership’s unit holders for the year ended December 31, 2011 the Partnership’s net income for the years ended December 31, 2011, 2010 and 2009 did not exceed the First Target Distribution Level, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’s interest in net income.

The Partnership excluded the dilutive effect of 1,187,130 and 795,200 non-vested unit awards in calculating dilutive EPU for its common unitholders as of December 31, 2011 and 2010, respectively, as they were anti-dilutive. The non-vested units are participating securities because they receive distributions from the Partnership and these distributions do not have to be returned to the Partnership if the non-vested units are forfeited by the grantee.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

15.	Net Income Per Unit – Continued

The two class method was used to calculate EPU as follows:

Numerators	2011	2010	2009
Partnership’s net income	$87,120	$17,936	$29,225
Less:
General Partner’s interest in Partnership’s net income	1,742	359	584
Subordinated units interest in Partnership’s net income	—	—	1,242
Partnership’s net income allocable to unvested units	1,571	147	—

Partnership’s net income available to common unitholders	$83,807	$17,430	$27,399

Denominators
Weighted average number of common units outstanding, basic and diluted	47,138,336	32,437,314	23,755,663

Net income per common unit:
Basic and diluted	$1.78	$0.54	$1.15

16.	Commitments and Contingencies

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

An estimated loss from a contingency should be accrued by a charge to expense and a liability recorded only if all of the following conditions are met:

•	Information available prior to the issuance of the financial statement indicates that it is probable that a liability has been incurred at the date of the financial statements.

•	The amount of the loss can be reasonably estimated.

•	The amount is material.

(a)	Lease Commitments: The vessel-owning subsidiaries of the Partnership have entered into time and bareboat charter agreements, which as of December 31, 2011 are summarized as follows:

Vessel Name	Time Charter (TC)/ Bare Boat Charter (BC) (Years)	Commencement of Charter	Charterer	Profit Sharing (1)	Gross Daily Hire Rate (Without Profit Sharing)
M/T Alexander the Great	1+1+1 TC	11/2011	CMTC (4)	50/50(1)	$28.0
M/T Amoureux	1+1+1 TC	10/2011	CMTC (5)	50/50(1)	$20.0
M/T Aias	1+1+1 TC	11/2011	CMTC (5)	50/50(1)	$20.0
M/T Atlantas (M/T British Ensign)	5+3 BC	04/2006	B.P. Shipping Ltd		$13.5 (3y)
M/T Aktoras (M/T British Envoy)	5+3 BC	07/2006	B.P. Shipping Ltd		$13.5 (3y)
M/V Cape Agamemnon	10 TC	06/2010	COSCO Group		$42.2
M/T Agisilaos	1 TC	08/2011	CMTC	50/50(3)	$13.5
M/T Arionas	1 TC	10/2011	CMTC	50/50(3)	$13.8
M/T Aiolos (M/T British Emissary)	5+3 BC	03/2007	B.P. Shipping Ltd		$15.2 (5y) $13.5 (3y)
M/T Avax	1 TC	05/2011	CMTC	50/50 (3)	$14.0
M/T Axios	1 TC	03/2011	Petrobras	50/50 (3)	$13.5
M/T Alkiviadis	2 TC	06/2010	CMTC	50/50 (3)	$13.0
M/T Assos (M/T Insurgentes)	5 BC	04/2009	Arrendadora Ocean Mexicana, S.A. de C.V (8)		$16.8
M/T Atrotos (M/T El Pipila)	5 BC	04/2009	Arrendadora Ocean Mexicana, S.A. de C.V (8)		$16.8
M/T Akeraios	1 TC	07/2011	CMTC	50/50(3)	$14.0
M/T Anemos I	3 TC	09/2010	Petrobras		$14.7
M/T Apostolos	2 TC	10/2010	B.P. Shipping Ltd	50/50(3)	$14.0
M/T Alexandros II (M/T Overseas Serifos)	10 BC	01/2008	Overseas Shipholding Group Inc. (2)		$13.0
M/T Aristotelis I (M/T Overseas Sifnos)	10 BC	06/2008	Overseas Shipholding Group Inc. (2)		$13.0
M/T Aris II (M/T Overseas Kimolos)	10 BC	08/2008	Overseas Shipholding Group Inc. (2)		$13.0
M/T Agamemnon II (6)	3 TC	1/2009	B.P. Shipping Ltd	50/50(3)	$22.3
M/T Ayrton II (6)	2+1 TC	4/2009	B.P. Shipping Ltd	50/50(3)	$22.3
M/TAmore Mio II	0.9 to 1.2	12/2011	CMTC		$18.3
M/T Achilleas (7)	1+1+1 TC	01/2012	CMTC	50/50(1)	$28.0

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

16.	Commitments and Contingencies — Continued

(1)	Profit sharing refers to an arrangement between vessel-owning companies and charterers to share a predetermined percentage voyage profit in excess of the basic rate.
(2)	Overseas Shipholding Group Inc. has an option to purchase each of the three STX vessels delivered or to be delivered in 2008 at the end of the eighth, ninth or tenth year of the charter, for $38,000, $35,500 and $33,000, respectively, which option is exercisable six months before the date of completion of the eighth, ninth or tenth year of the charter. The expiration date above may therefore change depending on whether the charterer exercises its purchase option.
(3)	50/50 profit share for breaching IWL (Institute Warranty Limits – applies to voyages to certain ports at certain periods of the year).
(4)	The M/T ‘Alexander The Great’ will be earning for the first 12 months of its time charter with CMTC a gross daily charter rate of $28.0 per day plus 50/50 profit share on actual earnings settled every 6 months. CMTC has the option to extend the time charter employment for a second year at $34.0 per day and for a third year at $38.0 per day with the same profit share arrangements.
(5)	The M/T ‘Aias’ and ‘Amoureux’ will be earning for the first 12 months of their time charter with CMTC a gross daily charter rate of $20.0 per day plus 50/50 profit share on actual earnings settled every 6 months. CMTC will have the option to extend the time charter employment for a second year at $24.0 per day and for a third year at $28.0 per day with the same profit share arrangements.
(6)	On December 7, 2011 M/T Agamemnon and M/T Ayrton II entered into a new time charter agreement with BP for one and two years respectively. The rate for M/T Agamemnon and the M/T Ayrton II will be $14.0 per day for the first year. For the M/T Ayrton II the rate will increase to $15.0 for the second year. The new charter rate for M/T Agamemnon will commence upon redelivery from the vessel’s current charter, expected at the end of January 2012, with earliest expected redelivery at the end of December 2012 and for M/T Ayrton II upon redelivery from the vessel’s current charter, expected in April 2012, with earliest expected redelivery in March 2014.
(7)	The M/T ‘Achilleas’ will be earning for the first 12 months of its time charter with CMTC a gross daily charter rate of $28.0 per day plus 50/50 profit share on actual earnings settled every 6 months. CMTC has the option to extend the time charter employment for a second year at $34.0 per day and for a third year at $38.0 per day with the same profit share arrangements.
(8)	Arrendadora has since delivered these vessels to the state-owned Mexican petroleum company Petroleos Mexicanos.

Future minimum rental receipts, excluding any profit share revenue that may arise, based on non-cancelable long-term time and bareboat charter contracts, as of December 31, 2011 were:

Year ended December 31,	Amount
2012	$68,295
2013	65,327
2014	41,356
2015	30,058
2016	19,865
Thereafter	53,889

Total	$278,790

17.	Subsequent Events

(a)	Dividends: On January 23, 2012 the Partnership announced that its board of directors declared a cash distribution of $0.2325 per unit, which will be paid on February 15, 2011, to unitholders of record on February 7, 2011.