Form 20-F/A
period 2011-12-31
Capital Product Partners L.P.
filed 2012-03-06
CIK 1392326

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

YES ☒         NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definitions of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated file   ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

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

YES ☐ NO ☒

Explanatory Note

The purpose of this Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on February 13, 2012 (the “Annual Report”), is to furnish the interactive data files as Exhibit 101 to the Annual Report. This Exhibit 101 was not previously filed. Exhibit 101 to this Amendment No. 1 provides the following items from the Annual Report formatted in XBRL (Extensible Business Reporting Language): (i) our consolidated balance sheets as of December 31, 2011 and 2010, (ii) our consolidated statements of income for the years ended December 31, 2011, 2010 and 2009, (iii) our consolidated statements of changes in partners’ capital/ stockholders’ equity for the years ended December 31, 2011, 2010 and 2009, (iv) our consolidated statements of cash flows for the years ended December 31, 2011, 2010 and 2009 and (v) the notes to our consolidated financial statements.

Users of this data are advised that pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of any registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, are deemed not filed for purposes of section 18 of the Securities and Exchange Act of 1934, and otherwise are not subject to liability under those sections.

No other changes have been made to the Annual Report other than those described above. This Form 20-F/A does not reflect subsequent events occurring after the original filing date of the Annual Report and does not, and does not purport to, modify, restate or update in any way disclosures made in the Annual Report.

PART III

ITEM 19.	Exhibits

Exhibit No	Description

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment No. 1 to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

By:	/s/ Ioannis E. Lazaridis
	Name:	Ioannis E. Lazaridis
	Title:	Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated: March 6, 2012