Form 20-F
period 2012-12-31
Capital Product Partners L.P.
filed 2013-02-05
CIK 1392326

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

69,372,077 Common Units

1,415,757 General Partner Units

15,555,554 Class B Convertible Preferred Units

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

YES ☒              NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definitions of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued ☐ by the International Accounting Standards Board	Other ☐

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

Our disclosure and analysis in this Annual Report concerning our business, operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, financial condition and the markets in which we operate, and involve risks and uncertainties. In some cases, you can identify the forward-looking statements by the use of words such as “may”, “could”, “should”, “would”, “expect”, “plan”, “anticipate”, “intend”, “forecast”, “believe”, “estimate”, “project”, “predict”, “propose”, “potential”, “continue” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

•	expectations of our ability to make cash distributions on the common units and the Class B Convertible Preferred Units (the “Class B Units”);
•	global economic outlook and growth;
•	our future financial condition or results of operations and our future revenues and expenses, including revenues from profit sharing arrangements and required levels of reserves;
•	future levels of operating surplus and levels of distributions as well as our future cash distribution policy;
•	shipping conditions and fundamentals, including the balance of supply and demand in the tanker, dry cargo and container markets in which we operate;
•	future charter hire rates and vessel values;
•	anticipated future acquisition of vessels from Capital Maritime & Trading Corp. (“Capital Maritime”) and from third parties;
•	anticipated chartering arrangements with Capital Maritime and third parties in the future;
•	our anticipated growth strategies;
•	our ability to access debt, credit and equity markets;
•	our ability to refinance our debt and/or achieve further postponement of any amortization of our debt if necessary under the current terms of our credit facilities;
•	the ability of our customers to meet their obligations under the terms of our charter agreements, including the timely payment of the rates under the agreements;
•	the financial viability and sustainability of our customers;
•	the outcome of the Overseas Shipholding Group Inc. (“OSG”) bankruptcy proceedings and the actions of OSG and other parties;
•	the repayment of debt and settling of interest rate swaps, if any;
•	the effectiveness of our risk management policies and procedures and the ability of counterparties to our derivative contracts to fulfill their contractual obligations;
•	future refined product and crude oil prices and production;
•	our ability to operate in new markets, including the container carrier market;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	changes in interest rates;
•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors;
•	our ability to maintain long-term relationships with major refined product importers and exporters, major crude oil companies, and major commodity traders;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;
•	increases in domestic or worldwide oil consumption;
•	future supply of, and demand for, refined products and crude oil;
•	changes in the supply of tanker vessels, dry cargo and container carrier vessels, including newbuildings, or lower than anticipated scrapping of older vessels;

•	drybulk and container carrier industry trends, including charter rates and factors affecting vessel supply and demand;
•	our ability to leverage to our advantage Capital Maritime’s relationships and reputation in the shipping industry;
•	our continued ability to enter into long-term, fixed-rate time charters with our charterers and to re-charter our vessels as their existing charters expire at attractive rates;
•	our ability to compete successfully for future chartering and newbuilding opportunities;
•

the changes to the regulatory requirements applicable to the oil transportation industry, including, without limitation, requirements adopted by international organizations, such as the International Maritime Organization and the European Union, or by individual countries or charterers and actions taken by regulatory authorities and governing such areas as safety and environmental compliance;

•

the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, including with new environmental regulations and standards being introduced, as well as with standard regulations imposed by our charterers applicable to our business;

•

our anticipated general and administrative expenses and our costs and expenses under the management agreements and the administrative services agreement with our manager, Capital Ship Management Corp. (“Capital Ship Management”) and for reimbursement for fees and costs of Capital GP L.L.C., our general partner;

•	increases in costs and expenses including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses;
•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;
•	the impact of the floating fee structure under which certain of our vessels are managed on operating expenses;
•	the ability of our manager to qualify for charter business short- or long-term with oil major charterers;
•	potential increases in costs and expenses under our management agreements following expiration and/or renewal of such agreement in connection with certain of our vessels;
•	the impact of heightened environmental and quality concerns of insurance underwriters and charterers;
•

the impact of heightened regulations and the actions of regulators and other government authorities, including environmental and anti-corruption laws and regulations, as well as sanctions and other governmental actions;

•	the anticipated taxation of our partnership and distributions to our common and Class B unitholders;
•	estimated future maintenance and replacement capital expenditures;
•	expected demand in the shipping sectors in which we operate in general and the demand for our crude oil and medium range vessels in particular;
•	the expected lifespan of our vessels;
•	our ability to employ and retain key employees;
•	the effects of increasing emphasis on environmental and safety concerns by customers, governments and others;
•	expected financial flexibility to pursue acquisitions and other expansion opportunities;
•	anticipated funds for liquidity needs and the sufficiency of cash flows;
•	our ability to increase our distributions over time;
•	future sales of our units in the public market; and
•	our business strategy and other plans and objectives for future operations.

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in “Risk Factors” below. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisors.

Not Applicable.

Item 2. Offer Statistics and Expected Timetable.

Not Applicable.

Item 3. Key Information.

A. Selected Financial Data

We have derived the following selected historical financial and other data for the three years ended December 31, 2012, from our audited consolidated financial statements as of and for the years ended December 31, 2012, 2011 and for the year ended December 31, 2010 (the “Financial Statements”) respectively, appearing elsewhere in this Annual Report. The historical financial data presented as of December 31, 2010, 2009 and 2008 and for the years ended December 31, 2009 and 2008 have been derived from audited financial statements not included in this Annual Report and are provided for comparison purposes only. Our historical results are not necessarily indicative of the results that may be expected in the future. Different factors affect our results of operations, including amongst others, the number of vessels in our fleet, prevailing charter rates, management and administrative services fees as well as financing and interest swap arrangements we enter into. Consequently, the below table should be read together with, and is qualified in its entirety by reference to, the Financial Statements and the accompanying notes included elsewhere in this Annual Report. The table should also be read together with “Item 5A:—Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Our Financial Statements are prepared in accordance with United States generally accepted accounting principles as described in Note 1 (Basis of Presentation and General Information) to the Financial Statements included herein. All numbers are in thousands of U.S. Dollars, except numbers of units and earnings per unit.

	Year ended December 31,
	2012	2011	2010(1)	2009(1)	2008(1)
Income Statement Data:
Revenues	$84,012	$98,517	$113,562	$134,519	$147,617
Revenues – related party	69,938	31,799	11,030	–	–
Total revenues	153,950	130,316	124,592	134,519	147,617
Expenses:
Voyage expenses (2)	5,114	11,565	7,009	3,993	5,981
Voyage expenses – related party (2)	554	165	-	-	-
Vessel operating expenses—related party (3)	23,634	30,516	30,261	30,830	26,193
Vessel operating expenses (3)	22,126	4,949	1,034	2,204	5,682
General and administrative expenses	9,159	10,609	3,506	2,876	2,817
Gain on sale of vessels to third parties	(1,296)	-	-	-	-
Depreciation	48,235	37,214	31,464	30,685	26,581
Vessels’ impairment charge	43,178	-	-	-	-

Total operating expenses	150,704	95,018	73,274	70,588	67,254

Operating income	3,246	35,298	51,318	63,931	80,363
Gain from bargain purchase	-	82,453	–	–	–
Interest expense and finance costs	(26,658)	(33,820)	(33,259)	(32,675)	(26,631)
Gain on interest rate swap agreement	1,448	2,310	–	–	–

	Year ended December 31,
	2012	2011	2010(1)	2009(1)	2008(1)
Interest and other income	775	879	860	1,460	1,254
Foreign currency gain/(loss), net	–	–	–	–	–

Net (loss) / income	$(21,189)	$87,120	$18,919	$32,716	$54,986

Less:
Net income attributable to CMTC operations:	–	–	983	3,491	4,219
Partnership’s net (loss) / income	(21,189)	87,120	17,936	29,225	50,767
Class B unit holders’ interest in our net (loss) / income	10,809	-	-	-	-
General partner’s interest in our net (loss) / income	(640)	1,742	359	584	13,485
Limited and subordinated unit holders’ interest in our net (loss) / income	(31,358)	85,378	17,577	28,641	37,282
Net (loss) / income allocable to limited partner per (4):
Common unit (basic and diluted)	(0.46)	1.78	0.54	1.15	1.56
Subordinated unit (basic and diluted)	–	–	–	1.17	1.50
Total unit (basic and diluted)	(0.46)	1.78	0.54	1.15	1.54
Weighted–average units outstanding (basic and diluted):
Common units	68,256,072	47,138,336	32,437,314	23,755,663	15,379,212
Subordinated units	–	–	–	1,061,488	8,805,522
Total units	68,256,072	47,138,336	32,437,314	24,817,151	24,184,734

Balance Sheet Data (at end of period):
Vessels, net and under construction(10) (11)	$959,550	$1,073,986	$707,339	$703,707	$750,815
Total assets	1,070,128	1,196,289	758,252	760,928	821,907
Total partners’ capital / stockholders’ equity (6)(7) (8) (9)	573,828	517,326	239,760	188,352	214,126
Number of units	86,343,388	70,787,834	38,720,594	25,323,623	25,323,623
Common units	69,372,077	69,372,077	37,946,183	24,817,151	16,011,629
Class B units	15,555,554	–	–	–	–
Subordinated units (5)	–	–	–	–	8,805,522
General Partner units	1,415,757	1,415,757	774,411	506,472	506,472
Dividends declared per common and subordinated unit	0.93	$0.93	$1.09	$2.27	$1.62
Dividends declared per class B unit	0.48	–	–	–	–

Cash Flow Data:
Net cash provided by operating activities	84,798	56,539	50,051	72,562	76,956
Net cash provided by / (used in) investing activities	15,935	(16,656)	(79,202)	(55,770)	(270,003)
Net cash (used in) / provided by financing activities	(110,552)	(18,984)	58,070	(56,389)	216,277

(1)

The results of operations for the vessels set out below are included in our income statements for the periods prior to their acquisitions by us, as described below, as these vessels were acquired from an entity under common control. However, such earnings for the periods prior to their acquisitions were not allocated to our unitholders and were not included in the cash available for distribution calculation. Specifically, we refer to the amount of historical earnings per unit for:

a)	the period from January 1, 2008 to March 26, 2008 and April 29, 2008 for the M/T Amore Mio II and the M/T Aristofanis, respectively,
b)	the year ended December 31, 2008 and the period from January 1, 2009 to April 6, 2009 and April 12, 2009 for the M/T Agamemnon II, and M/T Ayrton II respectively,
c)	the years ended December 31, 2008 and 2009 and for the period from January 1, 2010 to June 29, 2010 for the M/T Alkiviadis, and
d)	the period from April 13, 2009 to December 31, 2009 and from January 1, 2010 to February 28, 2010 for the M/T Atrotos.
(2)	Vessel voyage expenses primarily consist of commissions, port expenses, canal dues and bunkers.
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

(9)

In accordance with certain subscription agreements entered into on May 11 and June 6, 2012, we issued a total of 15,555,554 Class B units to a group of investors including Capital Maritime and received net proceeds of $136.4 million, which, together with an amount of $13.2 million from our available cash, were used to prepay bank debt of $149.6 million.

(10)

During the first half of 2012, we sold the M/T Attikos and the M/T Aristofanis, the two small tankers in our fleet, to unrelated third parties. The proceeds from these sales plus cash were used to repay bank debt of $20.5 million.

(11)

On December 22, 2012, we acquired all of Capital Maritime’s interest in its wholly owned subsidiaries that owned the two 7,943 TEU container carrier vessels M/V Archimidis and M/V Agamemnon, in exchange for all of our interest in our wholly owned subsidiaries that owned the two Very Large Crude Carriers (“VLCC”) M/T Alexander the Great and M/T Achilleas. Capital Maritime paid a total net consideration of $0.3 million in connection with this transaction and has waived any compensation for the early termination of the charters of the two VLCCs. In view of this transaction we repaid $5.2 million in debt. As a consequence of this exchange we recognized an impairment charge of $43.2 million in our consolidated statements of comprehensive (loss) / income which was the result of the difference between the carrying and the fair market value of the M/T Alexander the Great and M/T Achilleas on the date of the exchange.

Please read “Item 4A: History and Development of the Partnership—2012 Developments—and Note 3 (Acquisitions), Note 5 (Vessels), Note 7 (Long Term Debt), and Note 13 (Partners’ Capital/Stockholders’ Equity) to our Financial Statements included herein for additional information.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors

An investment in our securities involves a high degree of risk. Some of the following risks relate principally to the countries and the industry in which we operate and the nature of our business in general. Although many of our business risks are comparable to those of a corporation engaged in a similar business would face, limited partner interests are inherently different from the capital stock of a corporation. In particular, if any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.

RISKS RELATING TO THE TANKER INDUSTRY

Global economic conditions may have a material adverse effect on our ability to pay distributions as well as on our business, financial position, distributions and results of operations, and, along with changes in the oil markets, could result in decreased demand for our vessels and services and could materially affect our ability to recharter our vessels at favorable rates.

Oil has been one of the world’s primary energy sources for a number of decades. The global economic growth of previous years had a significant impact on the demand for oil and subsequently on the oil trade and shipping demand. However, the past four years were marked by a major economic slowdown which has had, and continues to have, a significant impact on world trade, including the oil trade. Global economic conditions remain fragile with significant uncertainty remaining with respect to recovery prospects, levels of recovery and long-term economic growth effects. In particular, the uncertainty surrounding the future of the Euro zone, the economic prospects of the United States and the future economic growth of China, Brazil, Russia, India and other emerging markets are all expected to affect demand for product and crude tankers going forward. Demand for oil and refined petroleum products remains weak as a result of the global economic slowdown, which in combination with the diminished availability of trade credit, deteriorating international liquidity conditions and declining financial markets, led to decreased demand for tanker vessels, creating downward pressure on charter rates. This economic downturn has also affected vessel values overall. Despite global oil demand growth remaining marginally positive for 2011 and 2012, charter rates for product and crude tankers remained, and continue to be, at historically depressed levels. Continuing positive oil demand growth is expected to come primarily from emerging markets which have been historically volatile, such as China and India, and a slowdown in these countries’ economies may severely affect global oil demand growth, and may result in protracted, reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

If these global economic conditions persist we may not be able to operate our vessels profitably or employ our vessels at favorable charter rates as they come up for rechartering. In the long term, oil demand may also be reduced by an increased reliance on alternative energy sources and/or a drive for increased efficiency in the use of oil as a result of environmental concerns or high oil prices. Furthermore, a significant decrease in the market value of our vessels may cause us to recognize losses if any of our vessels are sold or if their values are impaired, and may affect our ability to comply with our loan covenants. A deterioration of the current economic and market conditions or a negative change in global economic conditions or the product or crude tanker markets would be expected to have a material adverse effect on our business, financial position, results of operations and ability to make cash distributions and comply with our loan covenants, as well as our future prospects and ability to grow our fleet.

Charter rates for tanker vessels are highly volatile and are currently near historically low levels and may further decrease in the future, which may adversely affect our earnings and our ability to make cash distributions as we may not be able to recharter our vessels, or we may not be able to recharter them at competitive rates.

The shipping industry is cyclical, which may result in volatility in charter hire rates and vessel values. We may not be able to successfully charter our vessels in the future or renew existing charters at the same or similar rates. Charter hires are currently near historically low levels and may further decrease in the future, which may adversely affect our earnings as we may not be able to recharter our vessels for period charters at competitive rates or at all. We are particularly exposed to the fundamentals of the product and crude tanker markets as the majority of the vessels in our fleet are tankers and all the period charters scheduled to expire over the next twelve month period relate to tanker vessels. We may only be able to recharter these vessels at reduced or unprofitable rates as their current charters expire, or we may not be able to recharter these vessels at all. In the event the current low rate environment continues and charterers do not display an increased interest in chartering vessels for longer periods at improved rates, we may not be able to obtain competitive rates for our vessels and our earnings and distributions may be adversely affected. Even if we manage to successfully charter our vessels in the future, our charterers may go bankrupt or fail to perform their obligations under the charter agreements, they may delay payments or suspend payments altogether, they may terminate the charter agreements prior to the agreed upon expiration date or they may attempt to re-negotiate the terms of the charters. If we are required to enter into a charter when charter hire rates are low, our results of operations and our ability to make cash distributions to our unitholders could be adversely affected.

Alternatively, we may have to deploy these vessels in the spot market, which, although common in the tanker industry, is cyclical and highly volatile, with rates fluctuating significantly based upon demand for oil and oil products and tanker supply, amongst others. In the past, the spot market has also experienced periods when spot rates have declined below the operating cost of vessels and currently charter rates in the spot market are also close to historical lows. The successful operation of our vessels in the spot market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

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

In addition, the market value and charter hire rates of product and crude oil tankers can fluctuate substantially over time due to a number of different factors outside of our control, including:

•	the supply for oil and oil products which is influenced by, amongst others:
¡	international economic activity;
¡	geographic changes in oil production, processing and consumption;
¡	oil price levels;
¡	inventory policies of the major oil and oil trading companies;
¡	competition from alternative sources of energy; and
¡	strategic inventory policies of countries such as the United States, China and India.
•	the demand for oil and oil products;
•	regional availability of refining capacity;
•	prevailing economic conditions in the market in which the vessel trades;
•	availability of credit to charterers and traders in order to finance expenses associated with the relevant trades;
•	regulatory change;
•	lower levels of demand for the seaborne transportation of refined products and crude oil;
•	increases in the supply of vessel capacity; and
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

Increasing self-sufficiency in energy by the United States could lead to a decrease in imports of oil to that country, which to date has been one of the largest importers of oil worldwide.

The United States is expected to overtake Saudi Arabia as the world’s top oil producer by 2017, according to an annual long-term report by the International Energy Agency (“IEA”). The steep rise in shale oil and gas production is expected to push the country toward self-sufficiency in energy. According to the IEA report a continued fall in U.S. oil imports is expected with North America becoming a net oil exporter by around 2030. In recent years the share of total U.S. consumption met by total liquid fuel net imports, including both crude oil and products, has been decreasing since peaking at over 60% in 2005 and is expected to fall at around 39% in 2013 as a result of lower consumption and the substantial increase in domestic crude oil production. A slowdown in oil imports to the United States, one of the most important oil trading nations worldwide, may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

An oversupply of tanker vessel capacity may lead to reductions in charter hire rates, vessel values and profitability.

The market supply of tankers is affected by a number of factors such as demand for energy resources and primarily oil and petroleum products, level of charter hire rates, asset and newbuilding prices, availability of financing as well as overall economic growth in parts of the world economy, including Asia, and has been increasing as a result of the delivery of substantial newbuilding orders over the last few years. Newbuildings, especially for crude vessels, were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through to 2011 and 2012. In addition, it is estimated by Clarkson Research Services Limited that the newbuilding order book, which extends to 2015 equals approximately 11.8% of the existing world tanker fleet and the order book may increase further in proportion to the existing fleet. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. If such a reduction occurs, we may only be able to recharter our vessels at reduced or unprofitable rates as their current charters expire, or we may not be able to charter these vessels at all. A reduction in charter rates and the value of our vessels may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

A number of third party owners have ordered so-called “eco type” vessel designs, which offer substantial bunkers savings as compared to older designs. Increased demand for and supply of ‘eco-type’ vessels could reduce demand for our vessels and expose us to lower vessel utilization and/or decreased charter rates.

The product tanker newbuilding order book as of December 2012 is estimated at 215 vessels or 11.6% of the current product tanker fleet according to Clarksons Research Services Limited. The majority of these orders are based on new vessel designs, which purport to offer between 15-30% in bunker savings compared to older designs, which include our vessels. Such savings could result in a substantial reduction of bunker cost for charterers compared to our vessels. As the supply of such “eco type” vessel increases and if charterers prefer such vessels over our vessels, this may reduce demand for our vessels, impair our ability to recharter our vessels at competitive rates and have a material adverse effect on our cash flows and operations.

RISKS INHERENT IN THE DRYBULK TRADE

We are exposed to various risks in the international drybulk shipping industry, which is cyclical and volatile.

Following our acquisition of the M/V Cape Agamemnon from Capital Maritime on June 10, 2011, we became subject to various risks of the drybulk shipping industry. The drybulk shipping industry is cyclical with attendant volatility in charter rates, vessel values and profitability. In addition, the degree of charter hire rate volatility among different types of drybulk carriers has varied widely. After reaching historical highs in mid-2008, charter hire rates for Capesize drybulk carriers such as the M/V Cape Agamemnon have been decreasing and are currently at or, near historical low levels. The M/V Cape Agamemnon is currently deployed on a period time charter. In the future we may have to charter it pursuant to short-term time charters, and may be exposed to changes in spot market and short-term charter rates for drybulk carriers, and such changes may affect our earnings and the value of the M/V Cape Agamemnon at any given time.

Moreover, the factors affecting the supply and demand for drybulk vessels are outside of our control and are difficult to predict with confidence. As a result, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include among others:

•	demand for and production of drybulk products;
•	global and regional economic and political conditions;
•	environmental and other regulatory developments;
•	the distance drybulk cargoes are to be moved by sea; and
•	changes in seaborne and other transportation patterns.

Factors that influence the supply of vessel capacity include:

•

the number of newbuild deliveries, which among other factors relates to the ability of shipyards to deliver newbuilds by contracted delivery dates and the ability of purchasers to finance such newbuilds;

•	the scrapping rate of older vessels;
•	port and canal congestion;
•	the number of vessels that are in or out of service, including due to vessel casualties; and
•	changes in environmental and other regulations that may limit the useful lives of vessels.

We currently anticipate that the future demand for the M/V Cape Agamemnon following completion of its charter and, in turn, drybulk charter rates, will be dependent, among other things, upon economic growth in the global economy including the world’s developing economies such as China, India, Brazil and Russia, seasonal and regional changes in demand, changes in the capacity of the global drybulk vessel fleet and the sources and supply of drybulk cargo to be transported by sea. A decline in demand for commodities transported in drybulk vessels or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our business, financial condition and results of operations.

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

Cosco has faced financial difficulties and has incurred losses recently. The loss of this customer could result in a significant loss of revenues, cash flow and our ability to maintain or improve distributions longer term. We could lose this customer or the benefits of the charter entered into with it if, among other things:

•	the customer is unable or unwilling to perform its obligations under the charter, including the payment of the agreed rates in a timely manner;
•	the customer continues to face financial difficulties forcing it to declare bankruptcy or to default under the charter;
•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;
•	the customer seeks to re-negotiate the terms of the charter agreement due to prevailing economic and market conditions or due to continued poor performance by the charterer;
•	the customer exercises certain rights to terminate the charter;
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

A significant number of the port calls made by capesize bulk carriers involve the loading or discharging of raw materials in ports in the Asian region, particularly China, Japan and India. As a result, a negative change in economic conditions in any Asian country, particularly China, Japan or India, could have a material adverse effect on our business, financial position and results of operations, as well as our future prospects, by reducing demand and, as a result, charter rates and affecting our ability to re-charter the M/V Cape Agamemnon at a profitable rate. In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving force behind increases in marine drybulk trade and the demand for drybulk vessels. If economic growth declines in China, Japan, India and other countries in the Asian region, we may face decreases in such drybulk trade and demand. Moreover, a slowdown in the United States and Japanese economies, as has occurred recently, or the economies of the European Union or certain Asian countries will likely adversely affect economic growth in China, India and elsewhere. Such an economic downturn in any of these countries could have a material adverse effect on our business, financial condition and results of operations.

An oversupply of drybulk vessel capacity may lead to reductions in charter hire rates, vessel values and profitability.

The market supply of drybulk vessels has been increasing, and the number of drybulk vessels on order as of December 31, 2012, was estimated by market sources to be approximately 20.1% of the then-existing global drybulk fleet in terms of dwt, with deliveries expected mainly during the succeeding 24 months, although available data with regard to cancellations of existing newbuild orders or delays of newbuild deliveries are not always accurate.

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

RISKS RELATING TO THE CONTAINER CARRIER TRADE

We are exposed to various risks in the ocean going container shipping industry, which is cyclical and volatile in terms of charter rates and profitability.

With the exception of the M/V Cape Agamemnon, we have historically owned tanker vessels and have been active in the tanker market only. We employ the M/V Archimidis and M/V Agamemnon in the container shipping market in which we have no prior experience. The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates and profitability and demand for our vessels depends on demand for the shipment of cargoes in containers and, in turn, containerships. Containership charter rates peaked in 2005 but have declined sharply and have remained low throughout 2012, as the impact of the European sovereign debt crisis and economic slowdown across the globe have affected international trade including exports from China to Europe and the United States, and have been subject to downward fluctuations which in many cases have resulted in historical lows. Liner companies have experienced a substantial drop-off in container shipping activity, resulting in decreased average freight rates since the second half of 2011, and the continuation of such decreased freight rates or any further declines in freight rates would negatively affect the liner companies to which we charter our containerships. Variations in containership charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products transported by containerships. The economics of the container business have also been affected negatively by the large number of containership newbuild vessels ordered prior to the onset of the downturn. Accordingly, weak conditions in the containership sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

The factors affecting the supply and demand for containerships are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable and include supply and demand for products shipped in containers, changes in global production of products transported by containerships, global and regional economic and political conditions, developments in international trade, environmental and other regulatory developments, the distance container cargo products are to be moved by sea, changes in seaborne and other transportation patterns, port and canal congestion and currency exchange rates, number and price of newbuilding deliveries, availability of shipyard capacity and scrapping rate of older vessels as well as the overall number of containerships that are out of service.

Consumer confidence and consumer spending remain relatively weak and uncertain. Consumer purchases of discretionary items, many of which are transported by sea in containers, generally decline during periods where disposable income is adversely affected or there is economic uncertainty and, as a result, liner company customers may ship fewer containers or may ship containers only at reduced rates. Any such decrease in shipping volume could adversely impact liner companies and increasing the counterparty risk associated with the charters for our vessels and, in turn, affect overall demand for containerships.

Our ability to re-charter our containerships upon the expiration or termination of their current time charters and the charter rates payable under any renewal options or replacement time charters will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by consumer demand for products shipped in containers. If the charter market is depressed when our containerships’ time charters expire, we may be forced to re-charter our containerships at reduced or even unprofitable rates, or we may not be able to re-charter them at all, which may reduce or eliminate our earnings or make our earnings volatile. The same issues will be faced if we acquire additional vessels and attempt to obtain multi-year time charters as part of our acquisition and financing plan.

The decline in the containership market has affected the major liner companies and the value of container vessels, which follow the trends of freight rates and containership charter rates, and can affect the earnings on our charters, and similarly, our cash flows and liquidity. The decline in the containership charter market has had and may continue to have additional adverse consequences for the container industry including, a less active secondhand market for the sale of vessels, charterers not performing under, or requesting modifications of, existing time charters. A further downturn in the container shipping industry could adversely affect our ability to pay distributions to our unitholders and affect our results of operations and financial condition.

An oversupply of containership capacity may prolong or further depress the current charter rates and adversely affect our ability to re-charter our existing containerships at profitable rates or at all.

From 2005 through the first quarter of 2010, the size of the containership order-book was at historically high levels. Although order-book volume dropped during 2011 to relatively low levels compared to previous years, the order-book is still at above 20% of the existing fleet and deliveries of vessels ordered will significantly increase the size of the container fleet over the next two years. Additionally, a substantial number of container vessels are currently idle and the potential reactivation of the idle fleet may result in a prolonged period of lower charter rates or in a reduction of charter rates. An oversupply of newbuilding vessels and/or re-chartered or idle containership capacity entering the market, combined with any future decline in the demand for containerships, may result in a reduction of charter rates and may decrease our ability to re-charter our containerships other than for reduced rates or unprofitable rates, or we may not be able to re-charter our containerships at all.

We are dependent on our charterer fulfilling its obligations under its agreements with us, and its inability or unwillingness to honor these obligations could reduce our revenues and cash flow.

Our two container carrier vessels are currently under charters with A.P. Moller-Maersk A.S (“Maersk Line”). We expect that our two containerships will continue to be chartered to customers mainly under multi-year fixed rate time charters. Many liner companies, including our charterer, finance their activities through cash from operations, the incurrence of debt or the issuance of equity. Since 2008, there has been a significant decline in the credit markets and the availability of credit, and the equity markets have been volatile. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. If we lose a time charter because the charterer is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similarly favorable terms or at all. Also, we will not receive any revenues from such a vessel while it is un-chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it. The combination of any surplus of containership capacity and the expected increase in the size of the world containership fleet over the next few years may make it difficult to secure substitute employment for any of our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of containerships available at lower charter rates and lack of demand for our customers’ liner services could negatively affect our charterers’ willingness to perform their obligations under our time charters, which in many cases provide for charter rates significantly above current market rates. A failure of Maersk Line to comply with the terms of its charters, and our inability to replace such charters in a certain manner may, under certain circumstances, result in an event of default under our credit facilities.

The loss of either of our charterers or vessels, or a decline in payments under our time charters, could have a material adverse effect on our business, results of operations and financial condition, revenues and cash flow and our ability to pay distributions to our unitholders.

A decrease in the level of China’s export of goods or an increase in trade protectionism could have a material adverse impact on our charterer’s business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China exports considerably more goods than it imports. Our containerships are deployed on routes involving containerized trade in and out of emerging markets, and our charterers’ container shipping and business revenue may be derived from the shipment of goods from the Asia Pacific region to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China’s exports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. If the incipient global recovery is undermined by downside risks and the recent economic downturn is prolonged, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve has caused and may continue to cause an increase in (i) the cost of goods exported from China, (ii) the length of time required to deliver goods from China and (iii) the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped. Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition and our ability to pay distributions to our unitholders.

Containership values decreased significantly in 2008 and 2009 and have remained at depressed levels through 2012. Containership values may decrease further and over time may fluctuate substantially. If these values are low at a time when we are attempting to dispose of a vessel, we could incur a loss.

Containership values can fluctuate substantially over time due to a number of different factors, including: prevailing economic conditions in the markets in which containerships operate, reduced demand for containerships, including as a result of a substantial or extended decline in world trade, increases in the supply of containership capacity, prevailing charter rates and the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

If the market values of our vessels deteriorate significantly, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. If a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price could result in a loss on its sale and adversely affect our results of operations and financial condition.

RISKS RELATING TO OUR BUSINESS AND OPERATIONS

We may not be able to grow or to effectively manage our growth.

Our future growth will depend upon a number of factors, some of which we cannot control. These factors include our ability to:

•	capitalize on opportunities in the crude and product tanker market by fixing period charters for our vessels at attractive rates;
•	identify businesses engaged in managing, operating or owning vessels for acquisitions or joint ventures;
•	identify vessels and/or shipping companies for acquisitions;
•	access financing and obtain required financing for existing and new operations, including refinancing of existing indebtedness;
•	integrate any acquired businesses or vessels successfully with existing operations;
•	hire, train and retain qualified personnel to manage, maintain and operate its growing business and fleet;
•	identify additional new markets;
•	improve operating and financial systems and controls;
•	complete accretive transactions in the future; and
•	maintain our commercial and technical management agreements with Capital Maritime or other competent managers.

Our ability to grow is in part dependent on our ability to expand our fleet through acquisitions of suitable vessels. We may not be able to acquire newbuildings or secondhand vessels on favorable terms, which could impede our growth and negatively impact our financial condition and ability to pay distributions. We may not be able to contract for newbuildings or locate suitable vessels or negotiate acceptable construction or purchase contracts with shipyards and owners, or obtain financing for such acquisitions on economically acceptable terms, or at all.

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

We have entered into three separate technical and commercial management agreements with Capital Ship Management for the management of our fleet: the fixed fee management agreement, the floating fee management agreement and, with respect to the vessels acquired as part of the merger with Crude Carriers, the Crude Carriers management agreement. Each vessel in our fleet is managed under the terms of one of these three agreements. Please read “Item 4B: Business Overview—Our Management Agreements” for a detailed description of the main terms of our three management agreements.

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

We cannot assure you that we will pay any distributions.

We currently observe a cash dividend and cash distribution policy implemented by our board of directors. The actual declaration of future cash distributions, and the establishment of record and payment dates, is subject to the terms of our Second Amended and Restated Agreement of Limited Partnership, as amended (the “partnership agreement”) and final determination by our board of directors each quarter after its review of financial performance. Our ability to pay distributions in any period will depend upon factors including but not limited to financial condition, results of operations, prospects and applicable provisions of Marshall Islands law. Further, holders of our common units are subject to the prior distribution rights of any holders of our preferred units then outstanding. As of the date of this Annual Report, there were 15,555,554 units of Class B Units issued and outstanding, of which 3,433,333 were owned by Capital Maritime. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or sets aside for payment) full distributions on the Class B Units. We may not have sufficient cash available each quarter to pay the declared quarterly distribution per Class B or per common unit following establishment of cash reserves and payment of fees and expenses.

The timing and amount of distributions, if any, could be affected by factors affecting cash flows, results of operations, required capital expenditures, compliance with our loan covenants, or reserves. Maintaining the distribution policy will depend on shipping market development and the charter rates we earn when we recharter our vessels, our cash earnings, financial condition and cash requirements and could be affected by factors, including the loss of a vessel, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, additional borrowings and compliance with our loan covenants as well as our ability to refinance existing indebtedness, asset valuations, or future issuances of securities, which may be beyond our control.

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

Our common units are equity securities and are subordinate to our existing and future indebtedness and our preferred units.

Our common units are equity interests in us and do not constitute indebtedness. The common units rank junior to all indebtedness and other non-equity claims on us with respect to the assets available to satisfy claims, including a liquidation of CPLP. Additionally, holders of the common units are subject to the prior distribution and liquidation rights of any holders of the Class B Units and any other preferred units we may issue in the future.

As long as our outstanding Class B Units remain outstanding, under the partnership agreement, distribution payments relating to our common units are prohibited until all accrued and unpaid distributions are paid on the Class B Units.

Our board of directors is authorized to issue additional classes or series of preferred units without the approval or consent of the holders of our common units. In addition, holders of the Class B Units have the right to convert all or a portion of their Class B Units at any time into common units. Any such actions could adversely affect the market price of our common units.

If we reduce or eliminate the replacement capital expenditures deducted from our operating surplus, our growth and the future income generating capacity of our fleet may be significantly affected.

Our partnership agreement requires our board of directors to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. In the past we have made substantial capital expenditures to expand and renew our fleet, which also reduced the amount of cash available for distribution to our unitholders. Replacement capital expenditures include capital expenditures associated with an estimation for future acquisitions of new vessels or a replacement of a vessel in our fleet in order to maintain and grow the income generating capacity of our fleet. These expenditures could increase as a result of changes in:

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

During 2013, a number of vessels managed under our fixed fee management agreement are scheduled for their next special or intermediate survey and associated drydocking. Once a vessel is put into drydock, it is automatically considered to be off-hire in connection with such special or intermediate survey and associated drydocking, which means that for such period of time this vessel will not be earning any revenues. In addition, during the drydocking of our vessels, we may incur certain costs, the levels of which are not possible to predict, are not covered under this management agreement, which we will have to reimburse to our manager. Consequently, as our vessels’ scheduled drydocking approaches, the number of offhire days of our fleet and operating expenses will increase, which may materially affect our cash available for distribution to our unitholders.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Over the last several years, the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden and towards the Mozambique Channel in the North Indian Ocean.

If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee “war and strikes” listed areas, premiums payable for insurance coverage for our vessels could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred due to the deployment of onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to make cash distributions as well as resulting in increased costs and decreased cash flows to our customers impairing their ability to make payments to us under our charters.

Increases in fuel prices could adversely affect our profits.

We are responsible for the cost of fuel in the form of bunkers, which is a significant vessel expense, at any time our vessels are trading in the spot market, are offhire or during the drydocking of any of our vessels. In addition, spot charter arrangements generally provide that the vessel owner, or pool operator where relevant, bear the cost of fuel. Because we do not intend to hedge our fuel costs, an increase in the price of fuel beyond our expectations may adversely affect our profitability, cash flows and ability to pay dividends. The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments, supply and demand for oil and gas, actions by members of OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Changes in the actual price of fuel at the time the charter is to be performed could result in the charter being performed at a significantly greater or lesser cost than originally anticipated and may result in losses or diminished profits.

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

Since 2008, a number of major financial institutions have experienced serious financial difficulties and, in some cases, have entered into bankruptcy proceedings or are in regulatory enforcement actions. These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties have been compounded by financial turmoil affecting the world’s debt, credit and capital markets, and the general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry due to the historically low vessel values and, in part, due to changes in overall banking regulations (Basel III). Given these conditions, the ability of banks and credit institutions to finance new projects, including the acquisition of new vessels in the future, is uncertain. In addition, these difficulties may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

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

We maintain our cash with a limited number of financial institutions, including institutions located in Greece. Of these financial institutions located in Greece, some are subsidiaries of international banks and others are Greek financial institutions. These balances may not be covered by insurance in the event of default by these financial institutions. The ongoing fiscal situation in Greece, including the possibility of further sovereign credit rating downgrades and the restructuring of Greece’s sovereign debt, as well as a potential exit from the Euro, may result in an event of default by some or all of these financial institutions. The occurrence of such a default could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have incurred significant indebtedness which could adversely affect our ability to further finance our operations, pursue desirable business opportunities or successfully run our business in the future as well as our ability to make cash distributions.

As of December 31, 2012 our total debt was $458.4 million consisting of: (i) $250.9 million outstanding under the credit facility we entered into in 2007, as amended, (the “2007 credit facility”), (ii) $188.5 outstanding under the credit facility we entered into in 2008, as amended, (the “2008 credit facility”), and (iii) $19.0 million outstanding under the credit facility we entered into in 2011, as amended, (the “2011 credit facility”). All facilities are non-amortizing until March 2016.

Our leverage and debt service obligations could have significant additional consequences, including the following:

•	If future cash flows are insufficient, we may need to incur further indebtedness in order to make the capital expenditures and other expenses or investments we have planned.
•

If future cash flows are insufficient and we are not able to service our debt or, when the non-amortizing period of our existing credit facilities expires, to refinance our existing indebtedness, our obligation to make principal payments under our credit facilities may force us to take actions such as reducing or eliminating distributions, reducing or delaying business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection.

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

Our credit facilities also require us to comply with the ISM Code and to maintain valid safety management certificates and documents of compliance at all times. In addition our amended credit facilities require us to:

•	maintain minimum free consolidated liquidity (50% of which may be in the form of undrawn commitments under the relevant credit facility) of at least $500,000 per collateralized vessel;

•	maintain a ratio of EBITDA (as defined in each credit facility) to net interest expense of at least 2.00 to 1.00 on a trailing four-quarter basis; and
•	maintain a ratio of net Total Indebtedness to the aggregate Fair Market Value (as defined in each credit facility) of our total fleet, current or future, of no more than 0.725 (the “leverage ratio”).

In addition, our credit facilities require that we maintain an aggregate fair market value of the vessels in our fleet at least 125% of the aggregate amount outstanding under each credit facility (the “collateral maintenance”). The interest margin of our credit facilities was amended to 2.0% for our 2007 credit facility and 3.0% for our 2008 credit facility in connection with the issuance and sale of our Class B Units. The interest margin for our 2011 credit facility is 3.25%. Our ability to comply with the covenants and restrictions contained in our credit facilities may be affected by events beyond our control, including prevailing economic, financial and industry conditions, interest rate developments, changes in the funding costs of our banks and changes in asset valuations. If market or other economic conditions further deteriorate or fail to improve, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, especially if we trigger a cross-default currently contained in our credit facilities, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate and we may be forced to suspend our distributions. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios set out above. The recent global economic downturn has had an adverse effect on vessel values which is likely to persist if the economic slowdown resumes. If the estimated asset values of the vessels in our fleet continue to decrease, such decreases may limit the amounts we can drawdown under our credit facilities to purchase additional vessels and our ability to expand our fleet. In addition, we may be obligated to pre-pay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities. If funds under our credit facilities become unavailable as a result of a breach of our covenants or otherwise, we may not be able to perform our business strategy which could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

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

•	an event of insolvency or bankruptcy;
•	cessation or suspension of our business or of a material part thereof;
•	unlawfulness, non-effectiveness or repudiation of any material provision of our credit facility, of any of the related finance and guarantee documents or of our interest rate swap agreements;
•	failure of effectiveness of security documents or guarantee;
•	the common units cease to be listed on the Nasdaq Global Market or on any other recognized securities exchange;
•	any breach under any provisions contained in our interest rate swap agreements;
•	termination of our interest rate swap agreements or an event of default thereunder that is not remedied within five business days;
•	invalidity of a security document in any material respect or if any security document ceases to provide a perfected first priority security interest;
•	failure by Maersk Line to comply with the terms of the two charters and we are unable to replace the charter in a manner that meets our obligations under the facilities; or

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

We have derived, and believe that we will continue to derive, all of our revenues and cash flow from a limited number of customers. For the year ended December 31, 2012, Capital Maritime and BP Shipping Limited accounted for 45% and 23% of our revenues, respectively. For the year ended December 31, 2011, Capital Maritime, BP Shipping Limited and subsidiaries of OSG accounted for 24%, 32% and 11% of our revenues, respectively. For the year ended December 31, 2010, BP Shipping Limited, Morgan Stanley Capital Group Inc. and subsidiaries of OSG accounted for 49%, 11% and 11% of our revenues, respectively. We could lose a customer, including Capital Maritime, or the benefits of some or all of a charter if:

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

Please read “Item 4B: Business Overview —Our Customers and —Our Charters” below for further information on our customers.

On November 14, 2012, OSG and certain of its subsidiaries made a voluntary filing for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. As of December 31, 2012, we had three IMO II/III Chemical/Product tankers (the M/T Alexandros II, the M/T Aristotelis II and the M/T Aris II) on long term bareboat charter to subsidiaries of OSG. These charters are scheduled to terminate, approximately, in February, July and September of 2018, respectively, and are at rates that are substantially above current market rates. OSG has requested that we reduce the charter rates for their remaining terms to substantially lower rates. We have been in discussions with OSG regarding this matter. No assurance can be given that we will reach an agreement with OSG regarding the remaining duration, rate and terms of the charters, or our rights in the bankruptcy proceeding, or, if any such agreement is reached, that it will be approved by the bankruptcy court, which could have an adverse effect on our results of operations and our future revenues from these vessels.

If we lose a key charter, including OSG, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition and may also have to enter into costly and lengthy legal proceedings in order to reserve our rights. Until such time as the vessel is rechartered, we may have to operate it in the spot market at charter rates which may not be as favorable to us as our current charter rates. In addition, if a customer exercises its right to purchase a vessel, we would not receive any further revenue from the vessel and may be unable to obtain a substitute vessel and charter. This may cause us to receive decreased revenue and cash flows from having fewer vessels operating in our fleet. Any replacement newbuilding would not generate revenues during its construction, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter. Any compensation under our charters for a purchase of the vessels may not adequately compensate us for the loss of the vessel and related time charter.

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

One of our largest customers, BP Shipping Limited, is an affiliate of BP p.l.c. (“BP”). BP and its affiliates have been materially adversely affected by the explosion onboard the semisubmersible drilling rig Deepwater Horizon in the Gulf of Mexico in April 2010 and the resulting oil leak from a well being operated by an affiliate of BP and in which such affiliate had a majority working interest. As of December 31, 2012 six of our vessels were chartered to BP or its affiliates. BP Shipping Limited accounted for approximately 23%, 32% and 49% of our revenues for the years ended December 31, 2012, 2011 and 2010, respectively.

Future costs associated with the Gulf of Mexico oil spill could adversely affect BP and could, in turn, have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to meet our obligations and to make cash distributions.

The United States Oil Pollution Act of 1990 (“OPA 90”) regulations or implementation may become more stringent in application in the future. Our operations may be subject to more rigorous preparedness requirements and practice demonstrations, more unannounced exercises and increased penalties for any failure to demonstrate preparedness and additional disaster response planning. Increased requirements under the OPA 90 or state laws could subject us to increased liabilities in the event of a disaster and increased operating costs.

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

As of December 31, 2012 nine of our 25 vessels were under charter with Capital Maritime. In the future we may enter into additional contracts with Capital Maritime to charter our vessels as they become available for rechartering. Capital Maritime is subject to the same risks and market fluctuations as all other charterers. In the event Capital Maritime is affected by the ongoing market downturn and limited availability of financing it may default under its charters with us, which would materially adversely affect our operations and ability to make cash distributions.

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

Our ability to enter into new charters and expand our customer relationships will depend largely on our ability to leverage our relationship with Capital Maritime and its reputation and relationships in the shipping industry, including its ability to qualify for long term business with certain oil majors. If Capital Maritime suffers material damage to its reputation, justifiably or not, or relationships, it may harm our ability to:

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

Our growth depends primarily on continued growth in demand for refined products and crude oil and the continued demand for their seaborne transportation as well as on general trends in the shipping industry that may also affect the container carrier and dry bulk trade.

Our growth strategy depends primarily on developments in the refined product tanker and crude oil shipping sector. Accordingly, our growth depends on continued growth in world and regional demand for refined products and crude oil and the transportation of refined products and crude oil by sea, which could be negatively affected by a number of factors, including:

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

Shipping, and especially crude oil, refined product and chemical tankers have been, and will remain, heavily regulated. The so called “oil majors” companies, together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (terminals) of crude oil and refined products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, additional factors are considered when awarding such contracts, including:

•	office assessments and audits of the vessel operator;
•	the operator’s environmental, health and safety record;
•	compliance with the standards of the International Maritime Organization (the “IMO”), a United Nations agency that issues international trade standards for shipping;
•	compliance with heightened industry standards that have been set by several oil companies;
•	shipping industry relationships, reputation for customer service, technical and operating expertise;
•	compliance with oil majors codes of conduct, policies and guidelines, including transparency, anti-bribery and ethical conduct requirements and relationships with third parties;
•	shipping experience and quality of ship operations, including cost-effectiveness;
•	quality, experience and technical capability of crews;
•	the ability to finance vessels at competitive rates and overall financial stability;
•	relationships with shipyards and the ability to obtain suitable berths;
•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;
•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and
•	competitiveness of the bid in terms of overall price.

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

Our current business strategy includes additional growth through the acquisition of new and secondhand vessels. While we typically inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated solely by us. Generally, we do not receive the benefit of warranties from the builders for the secondhand vessels that we acquire. Our fleet had an average age of approximately 5.8 years as of December 31, 2012. In general the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel making older vessels less desirable to charterers.

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

The actual cost of a new vessel varies significantly depending on the market price charged by shipyards, the size and specifications of the vessel, whether a charter is attached to the vessel and the terms of such charter, governmental regulations and maritime self-regulatory organization standards. The total delivered cost of a vessel will be higher and include financing, construction supervision, vessel start-up and other costs.

As of December 31, 2012, our fleet consisted of 25 vessels, only eight of which had been part of our initial fleet at the time of our IPO. We have financed the purchase of the additional vessels either with debt, or partly with debt, cash and partly by issuing additional equity securities. We also acquired additional vessels through the acquisition of Crude Carriers in 2011. If we issue additional common units or other equity securities to finance the acquisition of a vessel or business, your ownership interest in us will be diluted. Please read “Risks Inherent in an Investment in Us—We may issue additional equity securities without your approval, which would dilute your ownership interest” below.

If we elect to expand our fleet in the future by entering into contracts for newbuildings directly with shipyards, we generally will be required to make installment payments prior to their delivery. We typically must pay 5% to 25% of the purchase price of a vessel upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately 18-36 months later for current orders) which could reduce cash available for distributions to unitholders. If we finance these acquisitions by issuing debt or equity securities, we will increase the aggregate amount of interest payments or quarterly distributions we must make prior to generating cash from the operation of the newbuilding.

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

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and anti-corruption laws in other applicable jurisdictions.

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act, which became effective on July 1, 2011. The U.K. Bribery Act is broader in scope than the FCPA because it does not contain an exception for facilitating payments (i.e. payments to secure or expedite the performance of a “routine governmental action”) and covers bribes and payments to private businesses as well as foreign public officials. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with such legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the UK Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens. Moreover, the compliance and monitoring mechanisms that we have in place may not adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation.

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

In recent years, one focus of these sanctions, especially with respect to Iran, has been on shipping concerns. For example, in 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which amended and expanded the scope of the Iran Sanctions Act of 1996 (as amended, the “ISA”). Among other things, after CISADA, the ISA provides that sanctions may be imposed on any person who provides ships or shipping services to deliver refined petroleum products to Iran, subject to certain conditions. The Iran Threat Reduction and Syria Human Rights Act of 2012 (the “ITRA”) further adds to and strengthens U.S. sanctions regarding Iran. In particular, with regard to shipping concerns, the ITRA adds new categories of sanctionable commercial activities, including ownership, operation or control of a vessel that was used to transport crude oil from Iran to another country, subject to certain conditions and exceptions. The ITRA also amended the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), to require that issuers required to file with the SEC an annual or quarterly report under Section 13(a) of the Exchange Act to include in the applicable report disclosure as to whether such issuer or its affiliates have knowingly engaged in certain activities described in the ISA, CISADA and otherwise identified by the new Exchange Act provision. In December 2012, the United States enacted the “Iran Freedom and Counter-Proliferation Act of 2012,” as a subtitle of the National Defense Authorization Act for Fiscal Year 2012 (the “IFCPA”), which, among other things, further targets Iran’s ports, shipping, and ship-building sectors as entities of proliferation concern and authorizes the designation of persons and entities operating a port in Iran, or who knowingly provides significant financial, material, technological or other support to, or goods and services in support of any activity or transaction on behalf of or for the benefit of such a port operator, as a Specially Designated Nationals and Blocked Person (“SDN”) to be listed on the U.S. Office of Foreign Assets Control’s (“OFAC”) list of Specially Designated Nationals and Blocked Persons (“SDN List”). The IFCPA also allows for sanctions to be imposed on any person who knowingly sells, supplies or transfers, directly or indirectly, materials to be used in connection with the energy, shipping, or shipbuilding sectors of Iran, subject to certain conditions and exceptions.

If it is determined that a person has engaged in sanctionable conduct under the ISA, the President of the United States (acting through the U.S. State Department and/or the U.S. Treasury Department) is required to impose at least five of twelve available sanctions. Sanctions include denial of export licenses, restrictions or prohibition on extensions of loans or credit, loss of eligibility to be awarded government contracts, a prohibition on transactions in foreign exchange by the sanctioned company, a prohibition of any transfers of credit or payments between, by, through or to any financial institution to the extent the interest of a sanctioned company is involved, a ban on investment in the debt or equity securities of the sanctioned party, exclusion of the sanctioned entity’s corporate officers from the United States, sanctions imposed directly on the principal executive officers of the sanctioned entity, and a requirement to “block” or “freeze” any property of the sanctioned company that is subject to the jurisdiction of the United States.

In addition to these United States sanctions, the European Union has a variety of restrictive measures in force against Iran and Syria. Those measures include restrictions on the transportation of goods which could be used for nuclear enrichment related activities. Measures are also in place restricting the import, purchase and transport of Iranian or Syrian crude oil and the transportation of equipment used in the production of petroleum. In the case of Iran, those measures extend also to the import, purchase and transport of petrochemical products.

We are mindful of the restrictions discussed above and contained in the other applicable sanctions and embargo laws of the United States, the European Union and other jurisdictions that limit the ability of companies and persons from doing business or trading with targeted countries and persons. We believe that we are currently in compliance with all applicable sanctions and embargo laws and regulations.

In order to maintain compliance, among other things, we monitor and review the movement of our vessels, as well as the cargo being transported by our vessels, on a continuing basis. During 2012, our vessels made approximately 800 total calls on worldwide ports. None of the vessels in our fleet made any port calls in Cuba or Syria. Of the vessels in our fleet, three made one port call each to Iran representing approximately 0.125% of our total calls, respectively, one of our chartered vessels made one port call to the Sudan and two port calls to Iran representing 0.375% of our total calls, and another one of our chartered vessels made one port call to the Sudan and three port calls to Iran representing approximately 0.5% of the total calls on worldwide ports. In addition, a vessel owned by our affiliate, Capital Maritime, made one port call to Iran. As part of the voyage charter arrangements between our affiliate Capital Maritime and third party charterers, Capital Maritime or its manager may pay fees and expenses related to the port calls made in Iran through a private third party agent in Iran appointed by the third party charterer, which in 2012 did not include any payments for refuelling or bunkers for the vessels making such port calls. The ten port calls made by CPLP vessels and the one port call made by a Capital Maritime vessel all occurred while the respective vessels were sublet by their charterer under voyage charters to third parties. To the best of our knowledge, the vessels making these port calls were transporting either vegetable oils or molasses, not crude oil, petroleum, refined petroleum, petrochemical products, uranium or weapons, or other goods that are specially targeted by various sanctions and embargo laws of the United States, such as the ISA, or the European Union. We believe all such port calls were made in full compliance with relevant regulations, including those of the United States, the European Union and other relevant jurisdictions.

Our charter agreements include provisions that, on the one hand, restrict trades of our vessels to countries under sanctions or embargoes and, on the other, allow any transportation activities involving sanctioned countries to the extent permitted under the applicable sanction or embargo requirements. Our ordinary chartering policy is to try and include similar provisions in all of our period charters. More specifically, our current charters proscribe trades of our vessels to Cuba and contain provisions to also exclude Iran in certain situations, including in the event that a boycott or further sanctions are imposed by a relevant jurisdiction regarding trade with Iran. Our charters at this time do not impose a blanket prohibition on port calls in Syria or the Sudan.

Should one of our charterers engage in actions that involve us or our vessels and that may, if completed, represent material violations of sanctions and embargo laws or regulations, we would rely on our monitoring and control systems, including documentation, such as bills of lading, regular check-ins with the crews of our vessels and electronic tracking systems on our vessels, to detect such actions on a prompt basis and seek to prevent them from occurring.

Notwithstanding the above, we may not be able to comply at all future times with the applicable sanctions and embargo laws and regulations, particularly as the scope of certain of these laws and regulations may vary or be subject to changing interpretations. For example, it is possible that new sanctions-related legislation that could impact our business may be enacted in the future. In addition, it is possible that the charterers of our vessels may violate applicable sanctions, laws and regulations, using our vessels or otherwise. Although we do not believe that current sanctions and embargoes prevent our vessels from making all calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our common units. Moreover, although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, we may not be in compliance in the future, particularly as the scope of certain laws may be unclear, may be subject to changing interpretations or may be strengthened or otherwise amended. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our common units. Additionally, some investors, including U.S. state pension funds, may decide, or be required, to divest their interest, or not to invest, in our common units simply because we may do business with charterers that do business in sanctioned countries, or because of port calls of our vessels to ports of sanctioned countries, which could have a negative effect on the price of our common units or our ability to make distributions on our common units. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common units may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries. Finally, future expansion of sanctions against these or other countries could prevent our tankers from making any calls at certain ports, which potentially could have a negative impact on our business and results of operations.

Marine transportation is inherently risky, and an incident involving significant loss of, or environmental contamination by, any of our vessels could harm our reputation and business.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disasters;
•	bad weather;
•	mechanical failures;
•	grounding, fire, explosions and collisions;
•	piracy;
•	human error; and
•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	environmental damage, including potential liabilities or costs to recover any spilled oil or other petroleum products, pay for environmental damage and eco-system restoration where the spill occurred;
•	death or injury to persons, loss of property;
•	delays in the delivery of cargo;
•	loss of revenues from or termination of charter contracts;
•	governmental fines, penalties or restrictions on conducting business;
•	higher insurance rates; and
•	damage to our reputation and customer relationships generally.

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

Our insurance may be insufficient to cover losses that may occur to our property or result from our commercial operations.

The operation of ocean-going vessels in international trade is inherently risky. Not all risks can be adequately insured against and any particular claim upon our insurance may not be paid for any number of reasons. We do not currently maintain off-hire insurance, covering loss of revenue during extended vessel off-hire periods such as may occur whilst a vessel is under repair. Accordingly, even though a unique cover has been negotiated to mitigate such off-hire losses to a certain extent, any extended vessel off-hire due to an accident or otherwise, could have a materially adverse effect on our business and our ability to pay distributions to our unitholders. Claims covered by insurance are subject to deductibles and since it is possible that a large number of claims may arise, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves. Please read “—We will be subject to funding calls by our protection and indemnity associations, and our associations may not have enough resources to cover claims made against them, resulting in potential unbudgeted supplementary liability to fund claims made upon us.” below.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results. In addition, certain of our vessels are under bareboat charters with BP Shipping Limited and subsidiaries of OSG. Under the terms of these charters, the charterer provides for the insurance of the vessel and as a result these vessels may not be adequately insured and/or in some cases may be self-insured. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations.

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

Cover for legal liabilities incurred in consequence of commercial operations is provided through membership in P&I Associations. P&I Associations are mutual insurance associations whose members must contribute proportionately to cover losses sustained by all the association’s members who remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the association. Claims submitted to the Associations include those incurred by its members but also claims submitted by other P&I Associations under claims pooling agreements. The P&I Associations to which we belong may not remain viable and we may become subject to additional funding calls which could adversely affect us.

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

Other requirements may also come into force regarding the protection of endangered species which could lead to changes in the routes our vessels follow or in trading patterns generally and thus to additional operating expenditures. Additionally, new environmental regulations with respect to greenhouse gas emissions and preservation of biodiversity amongst others, may arise out of commitments made at international conferences such as periodic G8 and G20 summits through international environmental agreements and United Nations Climate Change Conferences.

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

Capital Maritime is our largest customer, with nine of our 25 vessels chartered to it as of December 31, 2012. In addition, our manager is a subsidiary of Capital Maritime. The ability of Capital Maritime to continue providing services for our benefit will depend in part on its own financial strength and reputation in the industry.

Circumstances beyond our control could impair its financial strength, and because it is a privately held company, little or no information about its financial strength is publicly available, and also affect its relationships and reputations within the industry. As a result, an investor in our common units might have little advance warning of problems Capital Maritime, even though these problems could have a material adverse effect on us.

Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning 5% or more of our units.

Holders of common units have only limited voting rights on matters affecting our business. We hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders (excluding Capital Maritime and its affiliates) elect five of the eight members of our board of directors. We do not currently have any outstanding subordinated units. The elected directors are elected on a staggered basis and serve for three-year terms. Our general partner in its sole discretion has the right to appoint the remaining three directors and to set the terms for which those directors will serve. The partnership agreement also contains provisions limiting the ability of common unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders have no right to elect our general partner and our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class and a majority vote of our board of directors. Currently, 48,098,362 common units are owned by non-affiliated public unitholders, representing 69% of our common units and a 56% common unitholder interest in us overall.

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

As of December 31, 2012, the Marinakis family, including Evangelos M. Marinakis, our chairman, may be deemed to beneficially own a 30.3% interest in us through its beneficial ownership, amongst others, of Capital Maritime, which owned a 26.2% interest in us, including 17,763,305 common units, 3,433,333 Class B Units and a 1.6% interest in us through its ownership of our general partner, and of Crude Carriers Investments, which owned a 3.8% interest in us.

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

Although a majority of our directors are elected by common unitholders, our general partner has a substantial influence on decisions made by our board of directors. Please read “Item 7B: Related-Party Transactions” below.

The vote of a majority of our common unitholders is required to amend the terms of our partnership agreement, including votes cast by affiliates of our general partner. As of December 31, 2012, a 30.3% interest in us may be deemed to be owned by affiliates of our general partner which can significantly impact any vote under the terms of our partnership agreement and may significantly affect your rights under the partnership agreement. In addition, affiliates of our general partner are not subject to the limitations on voting rights imposed on our other limited partners and may favor their own interests in any vote by our unitholders.

Under the terms of our partnership agreement the affirmative vote of a majority of common units (or in certain cases a higher percentage), are required in order to amend the terms of the partnership agreement or to reach certain decisions or actions, including:

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

Furthermore, our partnership agreement provides that any changes to the rights of the Class B unitholders must be approved by at least, 75% of the holders of such units, excluding units held by Capital Maritime and its affiliates.

Please also read “—Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning 5% or more of our units” above for more information on additional restrictions imposed by our partnership agreement.

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

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner:

•

The unitholders will be unable to remove our general partner without its consent because if general partner and its affiliates own sufficient units to be able to prevent such removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class and a majority vote of our board of directors is required to remove the general partner. As of December 31, 2012, the Marinakis family, including Evangelos M. Marinakis, our chairman, may be deemed to beneficially own a 30.3% interest in us through its beneficial ownership, amongst others, of Capital Maritime, and of Crude Carriers Investments.

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

Future sales of our common units, or the issuance of preferred units, debt securities or warrants, could cause the market price of our common units to decline.

The market price of our common units could decline due to sales of a large number of units, or the issuance of debt securities or warrants, in the market, including sales of units by our large unitholders or under our two registration statements on Form F-3 filed with the SEC during 2011 and 2012, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common units. To date, no securities have been offered under either Registration Statement on Form F-3. Please see “Item 4A: History and Development of the Partnership” for a more detailed description of our two registration statements on Form F-3 filed with the SEC.

We may issue additional equity securities without your approval, which would dilute your ownership interests.

We may, without the approval of our unitholders, issue an unlimited number of additional units or other equity securities, including securities to Capital Maritime. To date we have issued 15,555,554 Class B units to certain investors which are convertible on a one for one basis into common units under certain circumstances and have also issued 24,967,240 common units to holders of Crude Carriers’ shares, in a unit-for-share transaction consummated in September 2011 whereby Crude Carriers became a wholly owned subsidiary of ours. We have also issued common units in connection with the acquisition of certain of our vessels, either directly to Capital Maritime or through public offerings under our Form F-3 filed with the SEC, and we may make additional such issuances in the future. In addition, in August 2010, we issued a total of 795,200 restricted common units under our Omnibus Incentive Compensation Plan adopted in April 2008, as amended (the “Plan”). The issuance by us of additional units or other equity securities of equal or senior rank will have the following effects:

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

As a limited partner in a partnership organized under the laws of the Marshall Islands, you could be held liable for our obligations to the same extent as a general partner if you participate in the “control” of our business (and the person who transacts business with us reasonably believes, based on the limited partner’s conduct, that the limited partner is a general partner). Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner. In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business. Please read “The Partnership Agreement—Limited Liability” in our Registration Statement on Form F-1 filed with the SEC on March 19, 2007, for a more detailed discussion of the implications of the limitations on liability to a unitholder.

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

Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Limited Partnership Act (the “MILPA”), we may not make a distribution to you if the distribution would cause our liabilities (other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours) to exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability. The MILPA provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated the MILPA will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement.

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

Our organization as a limited partnership under the laws of the Republic of The Marshall Islands may limit the ability of our unitholders to protect their interests.

Our affairs are governed by our partnership agreement and the MILPA. The provisions of the MILPA resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The MILPA also provides that it is to be applied and construed to make it uniform with the laws of the State of Delaware and, so long as it does not conflict with the MILPA or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware. However, there have been few, if any, judicial cases in the Republic of The Marshall Islands interpreting the MILPA. For example, the rights and fiduciary responsibilities of directors under the laws of the Republic of The Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Although the MILPA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware, our public unitholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling unitholders than would unitholders of a limited partnership organized in a U.S. jurisdiction.

It may not be possible for investors to enforce U.S. judgments against us.

We are organized under the laws of the Republic of The Marshall Islands, as is our general partner, and most of our subsidiaries. Most of our directors and the directors and officers of our general partner and those of our subsidiaries are residents of countries other than the United States. Substantially all of our assets and those of our subsidiaries are located outside the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us or to enforce judgment upon us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or organized or where our assets or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would impose, in original actions, liabilities against us or our subsidiaries based upon these laws.

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

Based on our current and projected method of operation, we believe that we are not currently a PFIC and we do not expect to become a PFIC in the future. We intend to treat our income from spot and time chartering activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, no assurance can be given that the Internal Revenue Service (the “IRS”) or a United States court will accept this position, and there is accordingly a risk that the IRS or a United States court could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations. See “Item 10E: Taxation—PFIC Status and Significant Tax Consequences”.

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

Item 4. Information on the Partnership.

A. History and Development of the Partnership

We are a master limited partnership formed as Capital Product Partners L.P. under the laws of the Marshall Islands on January 16, 2007. We completed our IPO in April 2007 at which time our fleet consisted of eight vessels as compared to the 25 currently in our fleet. We maintain our principal executive headquarters at 3 Iassonos Street, Piraeus, 18537 Greece and our telephone number is +30 210 4584 950.

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

On May 5, 2011, we entered into a definitive agreement to merge with Crude Carriers in a unit for share transaction whereby Crude Carriers would become a wholly owned subsidiary of ours. The exchange ratio was 1.56 of our units for each Crude Carriers share. In September 2011, we completed the merger with Crude Carriers, which was approved by 60.3% of Crude Carriers’ unaffiliated shareholders voting as a separate class, representing approximately 97.9% of the total votes cast, at a special shareholders’ meeting. In connection with the merger, we issued an additional 24,967,240 common units to holders of Crude Carriers’ shares, which include 3,284,210 common units resulting from the conversion of Crude Carriers’ Class B Shares owned by Crude Carriers Investments and 623,064 common units resulting from the conversion of common shares issued under the Crude Carriers Equity Incentive Plan (the “Crude Plan”). We also approved the election of Dimitris Christacopoulos, an independent member of the Crude Carriers board, to our board of directors. Concurrently with the completion of the merger, and in order for our general partner to maintain its 2% interest in us, 499,346 common units owned by Capital Maritime were converted into general partner units. For additional information regarding the merger with Crude Carriers please see our Registration Statement on Form F-4 filed with the SEC and declared effective on August 12, 2011 (our “Form F-4”) and Note 3 (Acquisitions) to our Financial Statements included herein.

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

In June 2011, we entered into a new $25.0 million credit facility with Credit Agricole Emporiki Bank which, as subsequently amended, is non-amortizing until March 2016 and is priced at LIBOR plus 3.25%. We used the full amount available under this facility in connection with the acquisition of the M/V Cape Agamemnon. Following certain prepayments, as of the date of this Annual Report $19.0 million were outstanding under the 2011 credit facility.

In September 2011, we completed the refinancing of Crude Carriers’ outstanding debt of $134.6 million using our 2008 credit facility. The refinanced amount is non-amortizing until March 2016.

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

On December 9, 2011, our Registration Statement on Form F-3 filed with the SEC during 2011 using a “shelf” registration process, as amended, was declared effective (the “2011 Form F-3”). Under this 2011 Form F-3, we may sell, in one or more offerings, up to $500.0 million in total aggregate offering price of common units, preferred units, debt securities, including debt securities convertible into or exchangeable for common units or other securities, and warrants. To date, no securities have been offered under the 2011 Form F-3.

2012 Developments

Issuance and Sale of Class B Convertible Preferred Units

In May 2012 we announced an agreement to issue $140.0 million of Class B Units to a group of investors including amongst others Kayne Anderson Capital Advisors, L.P., Swank Capital LLC, Salient Partners, Spring Creek Capital LLC, Mason Street Advisors LLC and our sponsor Capital Maritime (the “Purchasers”). As of June 6, 2012, we had completed the issuance and sale of 15,555,554 Class B Units to the Purchasers pursuant to the Class B Convertible Preferred Unit Subscriptions Agreements dated May 11, 2012 and June 6, 2012 (the “Subscription Agreements”) entered into with the Purchasers. The Class B Units were priced at $9.00 per unit and are convertible at any time into common units of the Partnership on a one-for-one basis. The Class B Units pay a fixed quarterly distribution of $0.21375 per unit representing an annualized distribution yield of 9.5%. The net proceeds of the transaction, together with part of our cash balances, were used to prepay debt of $149.6 million across our three credit facilities. The transaction was unanimously approved by our board of directors.

In connection with the issuance and sale of the Class B Units, we adopted the Second Amendment, dated as of May 22, 2012 (the “Second Amendment to the Partnership Agreement”), to our partnership agreement which establishes and sets forth the rights, preferences, privileges, duties and obligations of the Class B Units. The issued Class B Units have certain rights that are senior to the rights of the holders of common units, such as the right to distributions and rights upon liquidation of the Partnership. Furthermore, we entered into the certain Registration Rights Agreements, dated as of May 22, 2012 and June 6, 2012 (“Registration Rights Agreements”), with certain Purchasers, relating to the registered resale of common units issuable upon the conversion of the Class B Units purchased pursuant to the Subscription Agreements. The Class B Units have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent a registration statement or exemption from registration.

In addition, we also entered into amendments to our three credit facilities which provide for a deferral of scheduled amortization payments under each of our three credit facilities until March 31, 2016, the conversion of the 2007 credit facility to a term loan and cancellation of the undrawn tranche of $52.5 million of our 2008 facility. In addition, the interest margin of our 2007 and 2008 facilities was increased to 2.0% and 3.0%, respectively. All other terms in these credit facilities remained unchanged.

For additional information regarding the issuance and sale of the Class B Units, the Registration Rights Agreements, the Subscription Agreements and the Second Amendment to the Partnership Agreement please see our Current Reports on Form 6-K furnished to the SEC on May 23, 2012 and June 6, 2012 and Note 13 (Partners’ Capital/ Stockholders’ Equity) to our Financial Statements included herein.

Other Developments

During the first half of 2012 we sold the M/T Attikos and the M/T Aristofanis, the two small tankers in our fleet, to unrelated third parties. The proceeds from these sales plus cash were used to repay $20.5 million under our 2007 credit facility.

On July 23, 2012, we held our annual general meeting of unitholders, at which time both Abel Rastershoff and Dimitris Christacopoulos were re-elected to act as Class II Directors until our 2015 annual general meeting. No other actions were taken at the meeting.

On November 8, 2012, our Registration Statement on Form F-3 filed with the SEC during 2012 using a “shelf” registration process, as amended, was declared effective (the “2012 Form F-3”). Under this 2012 Form F-3, the Purchasers may sell, in one or more offerings, the common units into which the Class B Units will convert on a one for one basis. To date, no securities have been offered under the 2012 Form F-3.

On December 22, 2012, we acquired all of Capital Maritime’s interest in its wholly owned subsidiaries that owned the two 7,943 TEU container carrier vessels M/V Archimidis and M/V Agamemnon, both built at Daewoo Shipbuilding in South Korea and under medium term time charters with Maersk Line in exchange for all of our interest in our wholly owned subsidiaries that owned the two VLCCs M/T Alexander the Great and M/T Achilleas (the “2012 Vessel Sale”). Capital Maritime paid a total net consideration of $0.3 million in connection with this transaction and has waived any compensation for the early termination of the charters of the M/T Alexander the Great and M/T Achilleas. In view of this transaction, we repaid $5.2 million in debt. The transaction was unanimously approved by our board of directors following the recommendation of the conflicts committee of the board.

Our fleet consists of 25 high specification vessels. We currently have no capital commitments to purchase or build additional vessels. We intend to continue to evaluate potential acquisitions of vessels or businesses and to take advantage of our relationship with Capital Maritime in a prudent manner that is accretive to our unitholders and to long-term distribution growth.

Please see “—Our Fleet” below for more information regarding our vessels, their charters, charter rates and expirations, operating expenses and other information, “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Accounting for Acquisition and Disposal of Vessels and Merger with Crude Carriers Corp.” and “Item 5B: Liquidity and Capital Resources—Net Cash Provided by/(Used in) Investing Activities” for more information regarding any acquisitions and “Item 7B: Related-Party Transactions” for a description of the terms of certain transactions.

B. Business Overview

We are an international shipping company. Our fleet of 25 modern high specification vessels (1.8 million dwt) with an average age of approximately 5.8 years as of December 31, 2012., consists of four Suezmax crude oil tankers, 18 modern MR tankers all of which are classed as IMO II/III vessels, two postpanamax container carrier vessels and one Capesize bulk carrier. Our vessels are capable of carrying a wide range of cargoes, including crude oil, refined oil products, such as gasoline, diesel, fuel oil and jet fuel, edible oils and certain chemicals such as ethanol as well as dry cargo and containerized goods. As of December 31, 2012 all our vessels were chartered under medium to long-term time and bareboat charters (with an average remaining term of approximately 4.0 years) to large charterers such as BP Shipping Limited, Capital Maritime, Petrobras, Cosco, Maersk Line and subsidiaries of OSG. All our time and bareboat charters provide for the receipt of a fixed base rate for the life of the charter, and in the case of 11 of our 17 time charters, also provide for profit sharing arrangements in excess of the base rate. Please see “Profit Sharing Arrangements” below for a detailed description of how profit sharing is calculated. As of December 31, 2012, the Marinakis family, including Evangelos M. Marinakis, our chairman, may be deemed to beneficially own a 30.3% interest in us through its beneficial ownership, amongst others, of Capital Maritime, and of Crude Carriers Investments.

Business Strategies

Our primary business objective is to pay a sustainable quarterly distribution per unit and to increase our distributions over time by executing on the following business strategies:

•

Maintain medium to long-term fixed charters. We believe that the medium to long-term, fixed-rate nature of our charters, our profit sharing arrangements, and our cost-efficient ship management operations under our agreements with Capital Ship Management provide visibility of revenues and cash flows in the medium to long-term. As our vessels come up for rechartering we will seek to redeploy them under contracts that reflect our expectations of the market conditions prevailing at the time. We believe that the young age of our fleet the high specifications of our vessels and our manager’s ability to meet the rigorous vetting requirements of some of the world’s most selective major international oil companies position us well to recharter our vessels.

•

Expand our fleet through accretive acquisitions. Our fleet consists of 25 vessels, compared to eight vessels at the time of our IPO in 2007. We intend to continue to evaluate potential acquisitions of both newbuildings and second-hand vessels from Capital Maritime and third parties and to take advantage of our unique relationship with Capital Maritime to make strategic acquisitions in the medium to long-term in a prudent manner that is accretive to our unitholders and to long-term distribution growth. In addition, we may pursue opportunities for acquisitions of, or combinations with, other shipping businesses.

•

Capitalize on our relationship with Capital Maritime and expand our relationship with our existing and new charterers. We believe that we can leverage our relationship with Capital Maritime and its ability to meet the rigorous vetting processes of leading oil companies in order to attract new customers for the 22 tanker vessels in our fleet. We may increase the number of vessels we charter to our existing charterers, including Capital Maritime, in order to expand our relationship with them and satisfy their diverse trading requirements. In addition, we plan to enter into charter agreements with new customers in order to maintain a portfolio of charters that is diverse from a customer, geography and maturity perspective.

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

Competitive Strengths

We believe that we are well-positioned to execute our business strategies and our future prospects for success are enhanced because of the following competitive strengths:

•

Well established relationships with our counterparties and with Capital Maritime. We believe our strong relationships with our counterparties, many of which have chartered vessels since our IPO, and with Capital Maritime and its affiliates provide numerous benefits which are essential to our long-term growth and success. Capital Maritime has a well-established reputation within the shipping industry and strong relationships with many of the world’s leading oil companies, commodity traders and shipping companies. We also benefit from Capital Maritime’s expertise in technical fleet management and its ability to meet the rigorous vetting requirements of some of the world’s most selective major international oil companies, including BP p.l.c., Chevron Corporation, Phillips66 Inc., ExxonMobil Corporation, Royal Dutch Shell plc, Statoil ASA, Total S.A. and many others. Furthermore, we benefit from the diverse trading requirements of Capital Maritime as well as the diversity of our fleet, which allow us to expand our chartering relationships and enter into agreements with additional charterparties, including in the dry bulk and container markets.

•

Modern, high specification product tanker fleet. The 18 MR tankers that form part of our fleet of 25 modern high specification vessels are all classed as IMO II/III vessels, which, in addition to the Ice Class 1A classification notation of many of our vessels, the wide range in size and geographic flexibility of our fleet and compliance with existing and expected regulatory standards are attractive to our charterers, providing them with a high degree of flexibility in the types of cargoes and variety in the trade routes they may choose as they employ our fleet. In addition, we believe that these characteristics of our fleet position us well to take advantage of the positive demand fundamentals in the product tanker business as our vessels become available for rechartering.

•

Financial strength and flexibility. In connection with the issuance of and sale of the Class B Units in the second quarter of 2012 we decreased our debt by $149.6 million and executed amendments to our three credit facilities, providing, amongst others, for the deferral of scheduled amortization payments under each of the facilities until March 31, 2016. In addition, the completion of our merger with Crude Carriers in September 2011 strengthened our balance sheet by increasing our assets relative to our debt and thereby increasing our financial flexibility and laying a solid basis for potential future distribution growth. We believe that the strengthened balance sheet and the terms of our amended credit facilities enhance our financial flexibility pay attractive distributions and to realize potential new vessel acquisitions from Capital Maritime and third parties. We also believe our financial strength positions us well to be a strong counterparty to our charterers as they seek financially sound counterparties to enter into long term contracts with.

Our Customers

We provide marine transportation services under medium to long-term time charters or bareboat charters with counterparties that we believe are creditworthy:

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
•

Petroleo Brasileiro S.A. (Petrobras), the Brazilian state-run energy company, is an integrated oil and gas company with interests in exploration, production, refining, marketing and distribution. Petrobras also controls a fleet of over 50 vessels and is listed on the New York Stock Exchange. Petrobras is one of the world’s biggest companies in the world by market value.

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

•	SUBTEC S.A. de C.V, is a Mexican company specializing in the supply and operation of vessels for the offshore oil and gas industry.
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

•	Maersk Line is the global containerized division of A.P.Møller-Mærsk – Maersk Group, which is presently the world’s largest liner company with a fleet of more than 600 owned and operated vessels.

For the year ended December 31, 2012, Capital Maritime and BP Shipping Limited accounted for 45% and 23% of our revenues, respectively. For the year ended December 31, 2011, Capital Maritime, BP Shipping Limited and subsidiaries of OSG accounted for 24%, 32% and 11% of our revenues, respectively. For the year ended December 31, 2010, BP Shipping Limited, Morgan Stanley Capital Group Inc. and subsidiaries of OSG accounted for 49%, 11% and 11% of our revenues, respectively.

As of December 31, 2012, we had three IMO II/III Chemical/Product tankers (the M/T Alexandros II, the M/T Aristotelis II and the M/T Aris II) on long term bareboat charter to subsidiaries of OSG. These charters are scheduled to terminate, approximately, in February, July and September of 2018, respectively, and are at rates that are substantially above current market rates. On November 14, 2012, OSG made a voluntary filing for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. OSG has requested that we reduce the charter rates for their remaining terms to substantially lower rates. We have been in discussions with OSG regarding this matter. No assurance can be given that we will reach an agreement with OSG regarding the remaining duration, rate and terms of the charters or, our rights in the bankruptcy proceedings, or, if such an agreement is reached, that it will be approved by bankruptcy court.

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

•

Crude Carriers management agreement: In September 2011, we completed our merger with Crude Carriers. The five crude tanker vessels we acquired as part of the merger continue to be managed under a management agreement entered into in March 2010, as amended, with Capital Ship Management whose initial term expires on December 31, 2020. Under the terms of this agreement we compensate our manager for all of its expenses and liabilities incurred on our behalf while providing the agreed services to us, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating and administrative costs. We also pay our manager the following fees (a) a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index; (b) a sale & purchase fee equal to 1% of the gross purchase or sale price upon the consummation of any purchase or sale of a vessel acquired by Crude Carriers; and (c) a commercial services fee equal to 1.25% of all gross charter revenues generated by each vessel for commercial services rendered. The manager has the right to terminate the Crude Carriers management agreement and, under certain circumstances, could receive substantial sums in connection with such termination; however, even if our board of directors or our unitholders are dissatisfied with the manager, there are limited circumstances under which we can terminate this management agreement. This termination fee was initially set at $9.0 million in March 2010 and increases on each one-year anniversary during which the management agreement remains in effect (on a compounding basis) in accordance with the total percentage increase, if any, in the Consumer Price Index over the immediately preceding twelve months. As of March 2012 this termination fee had been adjusted to $9.5 million.

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

The table below sets out, as of December 31, 2012 the management agreement under which each vessel in our fleet is managed.

Vessel Name	Fixed fee management agreement	Floating fee management agreement	Crude management agreement
M/T Atlantas (M/T British Ensign)	X	-	-
M/T Assos (M/T Insurgentes)	X	-	-
M/T Aktoras (M/T British Envoy)	X	-	-
M/T Agisilaos	until Dec 4, 2011	as of Dec 5, 2011	-
M/T Arionas	until Aug 3, 2011	as of Aug 4, 2011	-
M/T Avax	until Apr 17, 2012	as of Apr 18, 2012	-
M/T Aiolos (M/T British Emissary)	X	-	-
M/T Axios	until Jun 12, 2012	as of Jun 13, 2012	-
M/T Atrotos (M/T El Pipila)	X	-	-
M/T Akeraios	until Aug 25, 2012	as of Aug 26, 2012	-
M/T Apostolos	until Sept 14, 2012	as of Sep 15, 2012	-
M/T Anemos I	until Dec 23, 2012	as of Dec 24, 2012	-
M/T Alexandros II (M/T Overseas Serifos)	X	-	-
M/T Amore Mio II	X	-	-
M/T Aristotelis II (M/T Overseas Sifnos)	X	-	-
M/T Aris II (M/T Overseas Kimolos)	X	-	-
M/T Agamemnon II	X	-	-
M/T Ayrton II	X	-	-
M/T Alkiviadis	X	-	-

Vessel Name	Fixed fee management agreement	Floating fee management agreement	Crude management agreement
M/V Cape Agamemnon	-	as of Jun 10, 2011	-
M/T Miltiadis M II	-	-	as of Sep 30, 2011
M/T Amoureux	-	-	as of Sep 30, 2011
M/T Aias	-	-	as of Sep 30, 2011
M/V Agamemnon	-	as of Dec 22, 2012	-
M/V Archimidis	-	as of Dec 22, 2012	-

Our Fleet

At the time of our IPO on April 3, 2007, our fleet consisted of eight vessels. Since that date, the size of our fleet has greatly increased in terms of both number of vessels and carrying capacity and currently consists of 25 vessels of various sizes with an average age of approximately 5.8 years and average remaining term under our charters of approximately 4.0 years (as of December 31, 2012).

We intend to continue to take advantage of our unique relationship with Capital Maritime and, subject to prevailing shipping, charter and financial market conditions and the approval of our board of directors, make strategic acquisitions in the medium to long term in a prudent manner that is accretive to our unitholders and to long-term distribution growth. In addition, we may pursue opportunities for acquisitions of, or combinations with, other shipping businesses. Pursuant to the amended and restated omnibus agreement we have entered into with Capital Maritime pursuant to our merger with Crude Carriers, Capital Maritime has granted us a right of first offer for any product or crude oil tankers in its fleet with carrying capacity over 30,000 dwt under time or bareboat charter with a remaining duration of at least twelve months. Capital Maritime is, however, under no obligation to fix any of these vessels under charters of longer than twelve months. Please read “Item 7B: Related-Party Transactions” for a detailed description of our amended and restated omnibus agreement with Capital Maritime.

The table below provides summary information as of December 31, 2012 about the vessels in our fleet, as well as their delivery date or expected delivery date to us and their employment, including earliest possible redelivery dates of the vessels and relevant charter rates. The table also includes the daily management fee and approximate expected termination date of the respective management agreement with Capital Ship Management with respect to each vessel. Sister vessels, which are vessels of similar specifications and size typically built at the same shipyard, are denoted by the same letter in the table. We believe that sister vessels provide a number of efficiency advantages in the management of our fleet.

All of the vessels in our fleet are or were designed, constructed, inspected and tested in accordance with the rules and regulations of Det Norske Veritas (“DNV”), Lloyd’s Register of Shipping (“Lloyd’s”), Bureau Veritas (“BV”) or the American Bureau of Shipping (“ABS”) and were under time or bareboat charters from the time of their delivery.

VESSELS IN OUR FLEET AS OF DECEMBER 31, 2012
Vessel name	Sister Vessels[1]	Year built	DWT	OPEX (per day)[2]	Management Agreement Expiration	Charter Duration/ Type[3]	Expiry of Charter[4]	Daily Charter Rate (Net)	Profit Share[5]	Charterer[6]	Description

PRODUCT TANKERS

Atlantas[7]	A	2006	36,760	$500	Mar 2016	8-yr BC	Mar 2014	$13,433		BP	Ice Class 1A IMO II/III Chemical/ Product

Aktoras[7]	A	2006	36,759	$500	Mar 2016	8-yr BC	Jun 2014	$13,433		BP

Aiolos[7]	A	2007	36,725	$500	Jan 2017	8-yr BC	Feb 2015	$13,433		BP

Agisilaos	A	2006	36,760	Floating	Dec 2016	1-yr TC	Jul 2013	$13,331	✓	CMTC

Arionas	A	2006	36,725	Floating	Aug 2016	1-yr TC	Sep 2013	$13,628	✓	CMTC

Axios	B	2007	47,872	Floating	Jun 2017	1-yr TC	May 2013	$13,825	✓	CMTC

Avax	B	2007	47,834	Floating	Apr 2017	1-yr TC	Apr 2013	$13,825	✓	CMTC

Akeraios	B	2007	47,781	Floating	Aug 2017	1-yr TC	Jun 2013	$13,825	✓	CMTC

Anemos I	B	2007	47,782	Floating	Dec 2017	3-yr TC	Aug 2013	$14,259		PTRB

Apostolos	B	2007	47,782	Floating	Sep 2017	1-yr TC	Aug 2013	$13,825	✓	CMTC

Alexandros II8	C	2008	51,258	$250	Dec 2012-Mar 2013	10-yr BC	Dec 2017	$13,000		OSG	IMO II/III Chem./Prod.

Aristotelis II8	C	2008	51,226	$250	Mar-Jun 2013	10-yr BC	May 2018	$13,000		OSG	IMO II/III Chem./Prod.

Aris II8	C	2008	51,218	$250	May-Aug 2013	10-yr BC	Jul 2018	$13,000		OSG

Agamemnon II9	C	2008	51,238	$6,500	Oct 2013	1-yr TC	Feb 2013	$14,000	✓	BP

Ayrton II9	C	2009	51,260	$6,500	Mar 2014	2-yr TC	Mar 2014	$15,000[10]	✓	BP

Atrotos[9,11]	B	2007	47,786	$500	Mar 2014	5-yr BC	Mar 2014	$16,825		ARR	Ice Class 1A IMO II/III Chem./Prod.

Alkiviadis	A	2006	36,721	$7,000	Jun 2015	1-yr TC	Jun 2013	$13,250	✓	CMTC

Assos [9,11]	B	2006	47,872	$500	Mar 2014	5-yr BC	Mar 2014	$16,825		ARR

CRUDE TANKERS

Amoureux	D	2008	149,993	Crude	Dec 2020	3-yr TC	Nov 2014	$23,700 [12]	✓	CMTC	Suezmax

Aias	D	2008	150,393	Crude	Dec 2020	3-yr TC	Nov 2014	$23,700 [12]	✓	CMTC

Amore Mio II	E	2001	159,982	$8,500	Mar-Apr 2013	1-yr TC	Nov 2013[13]	$17,281[14]		BP

Miltiadis M II14	F	2006	162,397	Crude	Dec 2020	2-yr TC	Sep 2014	-		SUBT	Ice Class 1A Suezmax

DRYBULK VESSEL

Cape Agamemnon	G	2010	179,221	Floating	Jun-2016	10-yr TC	Jun 2020	$40,090		COSCO

CONTAINER CARRIER VESSELS

Archimidis[15]	H	2006	103,773 103,773	Floating	Dec 2017	3-yr TC	Nov 2015	$33,150		MAERSK	Post-Panamax

Agamemnon[15]	H	2007		Floating	Dec 2017	3-yr TC	Aug 2015	$33,150		MAERSK

TOTAL FLEET DWT:			1,820,891

1

Sister vessels are denoted in the tables by the same letter as follows: (A), (B): these vessels were built by Hyundai MIPO Dockyard Co., Ltd., South Korea, , (C): these vessels were built by STX Shipbuilding Co., Ltd., South Korea, (D): these vessels were built by Universal Shipbuilding Corp., Ariake, Japan (E),(F), (H): these vessels were built by Daewoo Shipbuilding and Marine Engineering Co., Ltd., South Korea. (G) This vessel was built by Sungdong Shipbuilding & Marine Engineering Co., Ltd., South Korea.

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

3	TC: Time Charter, BC: Bareboat Charter
4

Earliest possible redelivery date. For product tankers the redelivery date is +/–30 days at the charterer’s option. For crude tankers under charter with CMTC, the expiry of the charter assumes the exercise by CMTC of its option to extend the charter (+/- 30 days) at revised rates (See Footnote 15 below for additional information).

5

Product Tankers: 50/50 profit share element for all vessels applies only to voyages that breach Institute Warranty Limits (“IWL”). The amounts received under these profit-sharing arrangements are subject to the same commissions payable on the gross charter rates, if any. Crude Tankers 50/50 profit share on actual earnings settled every 6 months for the first 12 months of the TC.

6

BP: BP Shipping Limited, or, in the case of the M/T Amore Mio II, BP Singapore Pte Ltd. OSG: certain subsidiaries of Overseas Shipholding Group, Inc. CMTC: Capital Maritime & Trading Corp. (our Sponsor). PTRB: Petroleo Brasileiro S.A. (Petrobras). ARR: Arrendadora Ocean Mexicana, S.A. de C.V. SUBT: Subtec S.A. de C.V. COSCO: Cosco Bulk Carrier Co. Ltd., an affiliate of the COSCO Group. MAERSK: A.P. Moller-Maersk A.S.

7	For the duration of the BC these vessels have been renamed British Ensign, British Envoy and British Emissary, respectively.
8

For the duration of the BC these vessels have been renamed: Overseas Serifos, Overseas Sifnos and Overseas Kimolos. OSG has an option to purchase each vessel at the end of the eighth, ninth or tenth year of its charter for $38.0 million, $35.5 million and $33.0 million, respectively, which option is exercisable six months before the date of completion of the relevant year of the charter. The expiration date above may therefore change depending on whether the charterer exercises its purchase option. On November 14, 2012, OSG made a voluntary filing for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. OSG has requested that we reduce the charter rates for their remaining terms to substantially lower rates and we are in discussions with OSG regarding this matter.

9

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

10	Net rate for the second 12 month period under the charter commencing in April 2013. For the first 12 month period of the charter, which expires in April 2013, the net rate is $14,000 per day.
11

For the duration of the BC these vessels have been renamed M/T El Pipila and M/T Insurgentes. ARR has subsequently delivered these vessels to the state-owned Mexican petroleum company Petroleos Mexicanos (“Pemex”).

12	CMTC has the option to extend the TC for a third year at $27,650 net per day with the same profit share arrangements.
13	For the period from January to March 2013 the net rate for this charter is $16,935. BP has been granted an additional 3-month option declarable by September 2013.
14	SUBT has subsequently delivered this vessel to PEMEX.
15

Maersk Line has the option to extend the charter for an additional four years at a net day rate of $30,712 and $29,737 per day, respectively, for the fourth and fifth year and $31,200 per day for the final two years. If all options were to be exercised, the employment of the vessels would extend to December 2019 for the M/V Archimidis and July 2019 for the M/V Agamemnon.

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

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2012, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind. Our estimates are based on the average of two estimated market values for our vessels received from third party independent shipbrokers approved by our banks. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

Vessels	Date acquired by us	Carrying value as at December 31, 2012 (in million of United States dollars)	Carrying value as at December 31, 2011 (in million of United States dollars)

M/T Atlantas	04/04/2007	$24.3*	$25.5
M/T Assos	04/04/2007 & 08/16/2010	$30.8*	$32.3*
M/T Aktoras	04/04/2007	$24.7*	$25.9
M/T Agisilaos	04/04/2007	$25.3*	$26.5
M/T Arionas	04/04/2007	$25.5*	$26.8
M/T Avax	04/04/2007	$28.5*	$29.9
M/T Aiolos	04/04/2007	$25.5*	$26.7
M/T Axios	04/04/2007	$28.9*	$30.3
M/T Atrotos	05/08/2007 & 03/01/2010	$29.4*	$30.9
M/T Akeraios	07/13/2007	$29.4*	$30.8
M/T Apostolos	09/20/2007	$32.7*	$34.3*
M/T Anemos I	09/28/2007	$32.7*	$34.3*
M/T Attikos(1)	09/24/2007	-	$8.9
M/T Alexandros II	01/29/2008	$38.1*	$39.9*
M/T Amore Mio II	03/27/2008	$64.5*	$69.0*
M/T Aristofanis(1)	04/30/2008	-	$9.6
M/T Aristotelis II	06/17/2008	$38.6*	$40.4*
M/T Aris II	08/20/2008	$38.8*	$40.6*
M/T Agamemnon II	04/07/2009	$40.5*	$42.3*
M/T Ayrton II	04/13/2009	$40.1*	$41.9*
M/T Alkiviadis	06/30/2010	$27.2*	$28.6*
M/V Cape Agamemnon	06/09/2011	$48.5*	$50.4*
M/T Alexander the Great(2)	09/30/2011	-	$94.1*
M/T Achilleas(2)	09/30/2011	-	$94.1*
M/T Miltiadis M II	09/30/2011	$50.2*	$52.6*
M/T Amoureux	09/30/2011	$51.3*	$53.7*
M/T Aias	09/30/2011	$51.3*	$53.7*
M/V Archimidis(2)	12/22/2012	$64.9	-
M/V Agamemnon(2)	12/22/2012	$67.9	-

Total		$959.6	$1,074
(1)	During 2012 we sold the M/T Attikos and the M/T Aristofanis, to unrelated third parties.
(2)

On December 22, 2012, we acquired the shares of the vessel owning companies of the M/V Agamemnon and the M/V Archimidis from Capital Maritime in exchange for the shares of the vessel owning companies of the M/T Achilleas and the M/T Alexander The Great, respectively.

*Indicates vessels, for which we believe, as of December 31, 2012, the basic charter-free market value is lower than the vessel’s carrying value as of December 31, 2012 and 2011. We believe that the aggregate carrying value of these vessels, assessed separately, exceeds their aggregate basic charter-free market value by approximately $173.5 and $92.7 million as of December 31, 2012 and 2011 respectively. This increase of $80.8 million in 2012 as compared to 2011 is due to the deterioration of asset values in bulk carriers and tankers as a consequence of economical slowdown. As discussed in “Critical Accounting Policies—Vessel lives and impairment” below, we believe that the carrying values of our vessels as of December 31, 2012 and 2011, were recoverable as the undiscounted projected net operating cash flows of these vessels exceeded their carrying value by a significant amount.

Our Charters

As of December 31, 2012, all the vessels in our fleet were under medium to long-term time or bareboat charters with an average remaining term under our charters of approximately 4.0 years . Under certain circumstances, we may operate our vessels in the spot market until they are fixed under appropriate medium to long-term charters. As our vessels come up for rechartering, depending on the prevailing market rates, we may not be able to recharter them at levels similar to their current charters which may affect our future cash flows from operations. Please read “—Our Fleet” above, including the chart and accompanying notes, for more information on our time and bareboat charters, including counterparties, expected expiration dates of the charters and daily charter rates.

Time Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel’s owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate and the charterer is responsible for substantially all vessel voyage costs except for commissions which are assumed by the owner. The basic hire rate payable under the charters is a previously agreed daily rate, as specified in the charter, payable at the beginning of the month in U.S. Dollars. We currently have 17 vessels under time charter agreements of which 11 contain profit-sharing provisions that allow us to realize at a pre-determined percentage additional revenues when spot rates or actual charter rates are higher than the base rates incorporated in our charters or, in some instances, through greater utilization of our vessels by our charterers.

Profit Sharing Arrangements

The profit sharing arrangements for our product tanker vessels under time charter with BP Shipping Limited and Capital Maritime are based on the calculation of the time charter equivalent (“TCE”) according to the “last to next” principle and are only applicable to voyages during which Institute Warranty Limits (“IWL”) have been breached. In such event, we receive the basic net hire rate plus 50% of the excess over the gross hire rate. This means that actual voyage revenues earned and received, actual expenses incurred and actual time taken to perform the voyage are used for the purpose of the calculation. The charterer is obliged to provide us with a copy of each fixture note and all reasonable documentation with respect to items of cost and earnings referring to each voyage during which IWL have been breached. If the average daily TCE is less than or equal to the basic gross hire rate, then we receive the basic net hire rate only. If the average daily TCE for any voyage where IWL have been breached exceeds the basic gross hire rate, then we receive the basic net hire rate plus 50% of the excess over the gross hire rate. The profit share with both Capital Maritime and BP Shipping Limited, if any, is calculated and settled the next calendar month following the completion of the voyage.

The profit sharing arrangements for our two crude tanker vessels under time charter with Capital Maritime are based on the calculation of the vessels’ actual earnings and are settled every 6 months. In the event actual TCE over that period is higher than the agreed daily charter rate of the vessel, we receive the basic net hire rate plus 50% of the excess over the gross daily charter rate. This means that actual voyage revenues earned and received, actual expenses incurred and actual time taken to perform the voyages during that period are used for the purpose of the calculation. The charterer is obliged to provide us with a copy of each fixture note and all reasonable documentation with respect to items of cost and earnings.

The amounts received under these profit-sharing arrangements are subject to the same commissions payable on the gross charter rates. Please read “—Our Fleet” above, including the chart and accompanying notes, for additional information.

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

As of December 31, 2012 we had eight vessels under bareboat charter, three with BP Shipping Limited, three with subsidiaries of OSG and two with Arrendadora. The charters entered into with subsidiaries of OSG are fully and unconditionally guaranteed by Overseas Shipholding Group Inc. and include options for the charterer to purchase each vessel for $38.0 million, $35.5 million or $33.0 million at the end of the eighth, ninth or tenth year of the charter, respectively. In each case, the option to purchase the vessel must be exercised six months prior to the end of the charter year. On November 14, 2012, OSG made a voluntary filing for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. OSG has requested that we reduce the charter rates for their remaining terms to substantially lower rates. We have been in discussions with OSG regarding this matter. No assurance can be given that we will reach an agreement with OSG regarding the remaining duration, rate and terms of the charters or, our rights in the bankruptcy proceedings, or, if such an agreement is reached, that it will be approved by bankruptcy court.

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

We have entered into three separate technical and commercial management agreements with Capital Ship Management for the management of our fleet: the fixed fee management agreement, the floating fee management agreement and, with respect to the vessels acquired as part of the merger with Crude Carriers, the Crude Carriers management agreement. Each vessel in our fleet is managed under the terms of one of these three agreements. The aggregate management fees paid to Capital Ship Management for the year ended December 31, 2012, was $23.6 million as compared to $30.5 million for the year ended December 31, 2011.

For a more detailed description of the three management agreements and administrative services agreements we have entered into with Capital Ship Management please read “—Our Management Agreements” above, and “Item 7B: Related-Party Transactions—Transactions entered into during the year ended December 31, 2012” and “—Transactions entered into during the year ended December 31, 2011” below.

Capital Ship Management operates under a safety management system in compliance with the IMO’s ISM code and certified by Lloyds Register. Capital Ship Management’s management systems also comply with the Quality Assurance Standard ISO 9001, the Environmental Management Standard ISO 14001, the Occupational Health & Safety Management System (“OHSAS”) 18001 and the Energy Management Standard 50001, all of which are certified by Lloyd’s Register of Shipping. Capital Ship Management recently implemented an “Integrated Management System Certification” approved by the Lloyd’s Register Group and also adopted “Business Continuity Management” principles in cooperation with Lloyd’s Register Group.

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

Traditionally there have been relatively few large players in the oil trading business and the industry is continuously consolidating. The so called “oil majors companies”, such as BP p.l.c., Chevron Corporation, Philips66 Inc., ExxonMobil Corporation, Royal Dutch Shell plc, Statoil ASA, and Total S.A., together with a few smaller companies, represent a significant percentage of the production, trading and, especially, shipping logistics (terminals) of crude and refined products world-wide. Concerns for the environment, health and safety have led the oil majors to develop and implement a strict due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel.

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

We believe Capital Maritime and Capital Ship Management are among a small number of ship management companies to have undergone and successfully completed audits by seven major international oil companies in the last few years (i.e., BP p.l.c., Chevron Corporation, Philips66 Inc., ExxonMobil Corporation, Royal Dutch Shell plc, Statoil ASA and Total S.A.).

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

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a ‘‘recommendation’’ which must be rectified by the ship-owner within prescribed time limits. Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. All of our vessels are certified as being “in class” by Lloyd’s, ABS, BV and DNV. All new and secondhand vessels that we may purchase must be certified prior to their delivery under our standard agreements. If any vessel we contract to purchase is not certified as “in class” on the date of closing, we will have no obligation to take delivery of such vessel.

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

We believe our current insurance program is prudent. We currently carry the traditional range of main and liability insurance coverage for each of our vessels to protect against most of the accident-related risks involved in the conduct of our business. Specifically we carry:

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

The following table sets forth certain information regarding our insurance coverage as of December 31, 2012.

Type	Aggregate Sum Insured For All Vessels in our Existing Fleet*

Hull and Machinery	$1.3 billion (increased value insurance (including excess liabilities) provides additional coverage).
Increased Value (including Excess Liabilities)	Up to $334.6 million additional coverage in total.
Protection and Indemnity (P&I)	Pollution liability claims: limited to $1.0 billion per vessel per incident.
War Risk	$1.7 billion

                *Certain of our bareboat charterers are responsible for the insurance on the vessels. The values attributed to those vessels are in line with the values agreed in the relevant charters as augmented by separate insurances.

The International Shipping Industry

The seaborne transportation industry is a vital link in international trade, with ocean going vessels representing the most efficient and often the only method of transporting large volumes of basic commodities and finished products. Demand for oil tankers is dictated by world oil demand and trade, which is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States, China and India. The drybulk trade is influenced by the underlying demand for the drybulk commodities, which, in turn, is influenced by the level of worldwide economic activity. Generally, growth in gross domestic product, or GDP, and industrial production correlate with peaks in demand for marine drybulk transportation services. A wide range of cargoes are transported by container but most notably container transportation is responsible for the shipment of a diverse selection of manufactured and consumer goods in unitized form. These cargoes are transported by container to end users in all regions of the world, and in particular from key producing and manufacturing regions to end users in the world’s largest consumer economies. Growth in global container trade is being driven by growth in world merchandise trade, and the growing share in the containerized part thereof, along with the expansion in ‘containerization’ of new commodities and the trend towards globalization.

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

Demand for tankers and tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity as well as the long-term impact of oil prices on the location and related volume of oil production. While global oil demand returned to limited growth in 2010, OECD demand has been contracting in the last three years, corresponding to approximately 46 million barrels per day (“mb/day”) in 2012, as a modest rise in Asia has been outweighed by decreasing demand in Europe and in the US. The crude tanker market experienced on average a more limited improvement, as the supply of crude tankers remained at historically high levels. According to the IEA, global oil product demand for 2012 has been revised as of December 12, 2012 to 89.7 mb/day compared to 88.9 mb/day during 2011. The IEA expects 2013 oil demand to grow by 0.9% to 90.5 mb/day.

Tonnage of oil shipped is also influenced by transportation alternatives (such as pipelines) and the output of refineries. In 2012, it is estimated that ten refineries, predominantly in Europe and North America, with combined throughput of approximately 1.9 mb/day ceased operations as a result of weak margins. Total refinery capacity additions for the same period were approximately 513 kb/day in these two regions. The net effect was a reduction of approximately 1.3 mb/day in North America and Europe. On a global basis, it is estimated that total refinery capacity increased by approximately 3.5 mb/day, with such increase primarily driven by the estimated 1.4 mb/day addition to refinery capacity in Asia during 2012. In 2013, a notable number of refineries are expected to start operations, particularly in Asia and in the Middle East. These new so-called super-refineries are expected to partly offset the lost refining capacity in the Atlantic basin through long haul exports, which could potentially have a positive impact on tonne-mile demand for product tankers as cargoes will be transported across longer distances.

Competition

We operate in a highly fragmented, highly diversified global market with many charterers, owners and operators of vessels.

Competition for charters in all the trades our vessels trade in, tankers, dry bulk and container, can be intense and the ability to obtain favorable charters depends, in addition to price, on a variety of other factors, including the location, size, age, condition and acceptability of the vessel and its operator to the charterer and is frequently tied to having an available vessel which has met the strict operational and financial standards established by the oil major companies to pre-qualify or vet tanker operators prior to entering into charters with them. Although we believe that at the present time no single company has a dominant position in the markets in which we compete, that could change and we may face substantial competition for medium to long-term charters from a number of experienced companies who may have greater resources or experience than we do when we try to recharter our vessels, especially as a large number of our vessels will come off charter during 2013. However, Capital Maritime is amongst a small number of ship management companies in the tanker sector that has undergone and successfully completed (office) assessments by seven major international oil companies in the last few years, including audits with BP p.l.c., Chevron Corporation, Philips66 Inc., ExxonMobil Corporation, Royal Dutch Shell plc, Statoil ASA and Total S.A. We believe our ability to comply with the rigorous standards of major oil companies, relative to less qualified or experienced operators, allows us to effectively compete for new charters.

Regulation

General

Our operations and our status as an operator and manager of ships are significantly regulated by international conventions, Class requirements, U.S. federal, state and local as well as non-U.S. health, safety and environmental protection laws and regulations, including OPA 90, the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Port and Tanker Safety Act, the Act to Prevent Pollution from Ships, the U.S. Clean Air Act (“Clean Air Act”), The Clean Water Act, as well as regulations adopted by the IMO and the European Union, various volatile organic compound air emission requirements, IMO/U.S. Coast Guard pollution regulations and various Safety of Life at Sea (“SOLAS”) amendments, as well as other regulations described below. In addition, various jurisdictions either have or are considering regulating the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. Compliance with these laws, regulations and other requirements could entail additional expense, including vessel modifications and implementation of certain operating procedures.

We are also required by various other governmental and quasi-governmental agencies to obtain permits, licenses and certificates for our vessels, depending upon such factors as the country of registry, the cargo transported, the trading area, the nationality of the vessel’s crew, the age and size of the vessel and our status as owner or charterer. Failure to maintain necessary permits, licenses or certificates could require us to incur substantial costs or temporarily suspend operations of one or more of our vessels.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will in the future impose greater inspection and safety requirements on all types of vessels in the shipping industry. In addition to inspections by us, our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities (such as U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration P&I Clubs, charterers, and particularly terminal operators and major oil companies which conduct frequent vessel inspections.

It is our policy to operate our vessels in full compliance with applicable environmental laws and regulations. However, regulatory programs are complex and because such laws and regulations frequently change and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these and any future requirements or their impact on the resale value or useful life of our vessels.

United States Requirements

The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and the cleanup of oil spills, primarily through OPA 90, CERCLA and certain coastal state laws.

OPA 90 affects all vessel owners and operators transporting crude oil or petroleum products to, from, or within U.S. waters. The law phases out the use of tankers having single-hulls and can effectively impose unlimited liability on vessel owners and operators in the event of an oil spill. Under OPA 90, vessel owners, operators and bareboat charterers are liable, without regard to fault, for all containment and clean-up costs and other damages, including natural resource damages, and for certain economic losses, arising from oil spills and pollution from their vessels. Effective July 31, 2009, the U.S. Coast Guard adopted interim regulations that adjust the limits of OPA liability for environmental damages for double-hull vessels to the greater of $2,000 per gross ton or $17,088,000 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation), unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited. In addition, OPA 90 does not preempt state law and permits individual states to impose their own stricter liability regimes with regard to oil pollution incidents occurring within their boundaries. Coastal states have enacted pollution prevention, liability and response laws, many providing for unlimited liability. As a result of the oil spill in the Gulf of Mexico resulting from the explosion of the Deepwater Horizon drilling rig, bills have been introduced in both houses of the U.S. Congress to increase the limits of OPA liability for all vessels, including tanker vessels.

CERCLA applies to the discharges of hazardous substances (other than oil) whether on land or at sea, and contains a liability regime that provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying any hazardous substances as cargo, or $0.5 million for any other vessel, per release of or incident involving hazardous substances. These limits of liability do not apply if the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

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

OPA 90 also amended the Clean Water Act to require owners and operators of vessels to adopt contingency plans for reporting and responding to oil spill scenarios up to a “worst case” scenario and to identify and ensure, through contracts or other approved means, the availability of necessary private response resources to respond to a “worst case discharge.” In addition, periodic training programs and drills for shore and response personnel and for vessels and their crews are required. Our vessel response plans have been approved by the U.S. Coast Guard. The Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA 90 and CERCLA, discussed herein. U.S. Environmental Protection Agency (“EPA”) regulations govern the discharge into U.S. waters of ballast water and other substances incidental to the normal operation of vessels. Under EPA regulations, commercial vessels greater than 79 feet in length are required to obtain coverage under the Vessel General Permit, or VGP, by submitting a Notice of Intent. The VGP incorporates current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements and includes technology-based and water-quality based limits for other discharges, such as deck runoff, bilge water and gray water. Administrative obligations, such as monitoring, recordkeeping and reporting requirements also apply. We have submitted NOIs for our vessels operating in U.S. waters and will likely incur costs to meet the requirements of the VGP. In addition, various states, such as Michigan and California, have also enacted, or proposed, legislation restricting ballast water discharges and the introduction of non-indigenous invasive species. These and any similar restrictions enacted in the future could include ballast water treatment obligations that could increase the cost of operating in the United States. For example, this could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost and/or otherwise restrict our vessels from entering certain U.S. waters.

The Clean Air Act requires the EPA to promulgate standards applicable to emissions of volatile organic compounds, hazardous air pollutants and other air contaminants. The Clean Air Act also requires states to draft State Implementation Plans (“SIPs”) designed to attain national health-based air quality standards, which have significant regulatory impacts in major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Individual states, including California, have also attempted to regulate vessel emissions within state waters. California also has adopted fuel content regulations that will apply to all vessels sailing within 24 miles of the California coastline or whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. In addition, on March 26, 2010, IMO designated the area extending 200 miles from the U.S. territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Emission Control Areas under recent amendments to the Annex VI of MARPOL (discussed below). In addition, regulatory initiatives to require cold-ironing (shore-based power while docked) are under consideration in a number of jurisdictions to reduce air emissions from docked ships. These or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA, the states or local jurisdictions where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

The ISM Code, promulgated by the IMO, also requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. All of our ocean-going vessels are ISM certified.

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

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the “CLC”) (the United States, with its separate OPA 90 regime, is not a party to the CLC). Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain defenses. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability will be limited to approximately $7.1 million plus $989.2 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $140.7 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on December 31, 2010. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law regimes govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability required under the plan adopted by the IMO.

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

Climate Change and Greenhouse Gas Regulation

Increasing concerns about climate change have resulted in a number of international, national and regional measures to limit greenhouse gas emissions and additional stricter measures can be expected in the future. In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected to contribute to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, a new treaty may be adopted in the future that includes restrictions on shipping emissions. The European Union also has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the EPA is considering a petition from the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. In addition, the EPA has begun regulating greenhouse gas emissions under the Clean Air Act and climate change initiatives are being considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate that restrict emissions of greenhouse gases could have a financial impact on our operations that we cannot predict with certainty at this time. In addition, scientific studies have indicated that increasing concentrations of greenhouse gases in the atmosphere may produce climate changes with significant physical effects, such as increased frequency and severity of storms, floods and other severe weather events that could affect our operations.

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

C. Organizational Structure

*Includes common units held by our chairman Evangelos M. Marinakis and common units issued upon conversation of the Crude Carriers shares upon completion of the merger with Crude Carriers, including common units resulting from the conversion of the Crude Carriers Class B shares owned by Crude Carriers Investments and common units resulting from the conversion of Crude Carriers common shares issued under the Crude Plan as well as common units issued under our Plan.

Please also see Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein and Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2012.

D. Property, Plants and Equipment

Other than our vessels, we do not have any material property. Our obligations under our credit facilities are secured by all our vessels. For further details regarding our credit facilities, please read “Item 5B: Liquidity and Capital Resources—Borrowings—Revolving Credit Facilities”.

Item 4A. Unresolved Staff Comments.

All SEC staff comments received during the fiscal year 2012 have been reflected in this Annual Report.

Item 5. Operating and Financial Review and Prospects.

You should read the following discussion of our financial condition and results of operations in conjunction with our audited consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010 and related notes included elsewhere in this Annual Report. Among other things, the Financial Statements include more detailed information regarding the basis of presentation for the following information. The Financial Statements have been prepared in accordance with U.S. GAAP and are presented in thousands of U.S. Dollars.

A. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are an international shipping company formed in January 2007 by Capital Maritime, an international shipping company with a long history of operating and investing in the shipping market. Our fleet currently consists of 25 modern high specification vessels with an average age of approximately 5.8 years (December 31, 2012).

During 2012 we completed the issuance and sale of 15,555,554 Class B Units, including 3,433,333 Class B Units to Capital Maritime, which are convertible at any time into common units on a one-for-one basis. With the exception of the first quarterly distribution which was set at $0.26736 per unit, the Class B Units pay a fixed quarterly distribution of $0.21375 per unit representing an annualized distribution yield of 9.5%. The issued Class B Units have certain rights that are senior to the rights of the holders of common units, such as the right to distributions and rights upon liquidation of the Partnership reflected in the Second Amendment to the Partnership Agreement. In connection with the issuance and sale of the Class B Units we also entered into amendments to our three credit facilities, providing amongst others for the deferral of scheduled amortization payments under each of our three credit facilities until March 2016, and prepaid debt of $149.6 million. Please see our Current Reports on Form 6-K furnished to the SEC on May 23, 2012 and June 6, 2012 and Note 7 (Long Term Debt) and Note 13 (Partners’ Capital/Stockholders’ Equity) to our Financial Statements included herein for more information. In addition, during 2012 we sold the two small tankers in our fleet to unrelated third parties and acquired all of Capital Maritime’s interest in its wholly owned subsidiaries that owned the two 7,943 TEU container carrier vessels M/V Archimidis and M/V Agamemnon, both built at Daewoo Shipbuilding in South Korea and under medium term time charters with Maersk Line in exchange for all of our interest in our wholly owned subsidiaries that owned the two VLCCs M/T Alexander the Great and M/T Achilleas (the “2012 Vessel Sale”). We received a total net consideration of $0.3 million in connection with this transaction and Capital Maritime has waived any compensation for the early termination of the charters of the M/T Alexander the Great and M/T Achilleas. In view of this transaction, we repaid $5.2 million in debt.

Please see “Item 4B: Business Overview —Our Management Agreements” above for a detailed description of the management agreements we have entered into with Capital Ship Management.

Please see “Item 4B: Business Overview —Our Fleet” and “—Our Charters” above for a detailed description of the vessels in our fleet, and their employment, including earliest possible redelivery dates of the vessels and relevant charter rates and operating expenses.

As of December 31, 2012, the Marinakis family, including Evangelos M. Marinakis, our chairman, may be deemed to beneficially own a 30.3% interest in us through its beneficial ownership, amongst others, of Capital Maritime and of Crude Carriers Investments.

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

We believe that the medium to long-term, fixed-rate nature of our charters, our profit sharing arrangements, and our cost-efficient ship management operations under our agreements with Capital Ship Management and the fact that we currently have no capital commitments to purchase or build further vessels provide visibility of revenues in the medium to long-term. As our vessels come up for rechartering we will seek to redeploy them at contracts that reflect our expectations of the market conditions prevailing at the time. We intend to continue to evaluate potential opportunities to acquire both newbuildings and second-hand vessels from Capital Maritime and from third parties (including, potentially, through the acquisition of, or combination with, other shipping businesses) and leverage the expertise and reputation of Capital Maritime in a prudent manner that is accretive to our unitholders and to long-term distribution growth, subject to approval of our board of directors and overall market conditions. In connection with evaluating and pursuing these opportunities, and as we seek to optimize our capital structure, we may also to evaluate and pursue financing opportunities from external financing sources, including bank borrowings and the issuance of debt and equity securities.

Please see “—Factors Affecting our Future Results of Operations” below.

Please also see “Item 4B: Business Overview” above, for a description of the historical development of our company and a description of the significant acquisitions and financial events to date, including a more detailed description of the issuance and sale of the Class B Units, “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Accounting for Acquisition and Disposal of Vessels and Merger with Crude Carriers Corp.” and “Item 5B: Liquidity and Capital Resources—Net Cash Provided by/(Used in) Investing Activities” and “Item 7B: Related-Party Transactions” for a description of the terms of certain transactions.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their products. Historically, we have provided services to our customers under time or bareboat charter agreements. As of December 31, 2012, all of the 25 vessels in our fleet were trading in the period market.

Our vessels are currently under contracts with BP Shipping Limited, Capital Maritime, Petrobras, Arrendadora, Subtec, Cosco, Maersk Line and OSG. For the year ended December 31, 2012, Capital Maritime and BP Shipping Limited accounted for 45% and 23% of our revenues, respectively. For the year ended December 31, 2011, Capital Maritime, BP Shipping Limited and OSG accounted for 24%, 32% and 11% of our revenues, respectively. For the year ended December 31, 2010, BP Shipping Limited, Morgan Stanley Capital Group Inc. and OSG accounted for 49%, 11% and 11% of our revenues, respectively. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations. In the future, as our fleet expands, we also expect to enter into charters with new charterers in order to maintain a portfolio that is diverse from a customer, geographic and maturity perspective.

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

Accounting for Acquisition and Disposal of Vessels and Merger with Crude Carriers

On December 22, 2012, we acquired all of the interest in Capital Maritime’s wholly owned subsidiaries that owned two container carrier vessels which were under medium term time charters, the M/V Archimidis and the M/V Agamemnon, in exchange for all of our interest in our wholly owned subsidiaries that owned our two VLCC’s, the M/T Alexander the Great and the M/T Achilleas. According to the Accounting Standard Codification (“ASC”) 805 “Business Combinations”, and the three elements that are defined in ASC 805-10-55-4 through 805-10-55-9 we have determined that the acquisition of each of the M/V Archimidis and the M/V Agamemnon constitutes an acquisition of a business. In our case, the fair value of net assets acquired of $70,250 in the case of the acquisition of the M/V Agamemnon and the fair value of net assets acquired of $67,250 in the case of the acquisition of the M/V Archimidis are both equal to the purchase consideration, therefore no goodwill or gain from bargain purchase was recognized for both transactions.

On September 30, 2011, the merger between us and Crude Carriers was successfully completed. We have accounted for the acquisition of Crude Carriers using the acquisition method of accounting. According to the ASC 805-30 “Business Combination” all assets acquired and liabilities assumed must be recorded at fair value. In our case the fair value of net assets acquired of $223.0 million exceeded the purchase consideration of $157.1 million and therefore a gain from bargain purchase of $65.9 million was recognized in our consolidated statements of comprehensive income. The acquisition of Crude Carriers was funded by the issuance of 24,967,240 common units to the holders of Crude Carriers’ shares.

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

Factors Affecting Our Future Results of Operations

We are primarily exposed to the tanker market as (a) the majority of vessels in our fleet are either crude or product tankers, and (b) most of the charters that have expired over the previous 12 months or are expected to expire in the coming 12 months are for our product or crude tanker vessels. We believe the principal factors that will affect our future results of operations are the economic, regulatory, financial, credit, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. The world economy has been experiencing significant economic and political challenges since 2008 as well as a severe deterioration in the banking and credit markets which have had, and continue to have, a negative impact on world trade and which may affect our ability to obtain financing as well as further impact the values of our vessels and the charters we are able to obtain for our vessels. The pace of recovery of the world economy and demand for the seaborne transportation of goods, including oil and oil products and for dry and containerized goods, and the deliveries of newbuilding vessels will affect the shipping industry in general and our future results. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	the demand for seaborne transportation services;
•	levels of oil product demand and inventories;
•	charter hire levels and our ability to recharter our vessels as their current charters expire;
•

our ability to service our debt and, when the non-amortizing period expires in March 2016, to refinance our existing indebtedness or, in the event such indebtedness is not refinanced, our obligation to make principal payments under our credit facilities;

•	supply of vessels, especially tankers, and specifically the number of newbuildings entering the world tanker fleet each year;
•	the ability to increase the size of our fleet and make additional acquisitions that are accretive to our unitholders;
•	the ability of Capital Maritime’s commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;
•	the continuing demand for goods from China, India, Brazil and Russia and other major emerging markets;
•	our ability to benefit from new maritime regulations concerning the phase-out of single-hull vessels and the more restrictive regulations for the transport of certain products and cargoes;
•	our ability to comply with the covenants in our credit facilities, including covenants relating to the maintenance of vessel value ratios;
•	the increased costs associated with the renewal of our technical management agreement and transition to a floating fee based on actual expenses for certain of our vessels;
•	the effective and efficient technical management of our vessels;
•	the costs associated with upcoming dry drocking of our vessels which are not covered by our management agreements;
•	Capital Maritime’s ability to obtain and maintain major international oil company approvals and to satisfy their technical, health, safety and compliance standards; and
•	the strength of and growth in the number of our customer relationships, especially with major international oil companies and major commodity traders.

In addition to the factors discussed above, we believe certain specific factors have impacted, and will continue to impact, our results of operations. These factors include:

•	the charter hire earned by our vessels under time charters and bareboat charters;
•	our ability to recharter our vessels on medium to long term charters at competitive rates;
•

our ability to comply with the covenants in our credit facilities, including covenants relating to the maintenance of vessel value ratios, as the recent decline in vessel values and charter rates may limit our ability to pursue our business strategy;

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

VESSELS INCLUDED IN OUR FINANCIAL STATEMENTS AND ACQUISITION DATA
Vessel included in Consolidated Financial Statements for the years ended December 31,
Vessel	Incorporation date of VOC*	Date acquired by Capital Maritime	Date acquired by us	2012	2011	2010
M/T Atlantas (1)	09/16/2003	04/26/2006	04/04/2007	X	X	X
M/T Assos (1)(2)	03/18/2004	05/17/2006	04/04/2007 & 08/16/2010	X	X	Since Aug 16
M/T Aktoras (1)	08/27/2003	07/12/2006	04/04/2007	X	X	X
M/T Agisilaos (1)	10/10/2003	08/16/2006	04/04/2007	X	X	X
M/T Arionas (1)	11/10/2003	11/02/2006	04/04/2007	X	X	X
M/T Avax (1)	02/10/2004	01/12/2007	04/04/2007	X	X	X
M/T Aiolos (1)	09/12/2003	03/02/2007	04/04/2007	X	X	X
M/T Axios (1)	02/10/2004	02/28/2007	04/04/2007	X	X	X
M/T Atrotos (3) (4)	02/11/2004	05/08/2007	05/08/2007 & 03/01/2010	X	X	X
M/T Akeraios (3)	02/03/2004	07/13/2007	07/13/2007	X	X	X
M/T Apostolos (3)	05/26/2004	09/20/2007	09/20/2007	X	X	X
M/T Anemos I (3)	07/08/2004	09/28/2007	09/28/2007	X	X	X
M/T Attikos (5) (9)	12/29/2003	01/20/2005	09/24/2007	Up to Feb 14	X	X

Vessel included in Consolidated Financial Statements for the years ended December 31,
Vessel	Incorporation date of VOC*	Date acquired by Capital Maritime	Date acquired by us	2012	2011	2010
M/T Alexandros II(3)	02/07/2006	01/29/2008	01/29/2008	X	X	X
M/T Amore Mio II(5)	05/29/2007	07/31/2007	03/27/2008	X	X	X
M/T Aristofanis(5) (9)	02/03/2004	06/02/2005	04/30/2008	Up to Apr4	X	X
M/T Aristotelis II(3)	02/07/2006	06/17/2008	06/17/2008	X	X	X
M/T Aris II(3)	01/24/2006	08/20/2008	08/20/2008	X	X	X
M/T Agamemnon II(2)(5)	07/14/2006	11/24/2008	04/07/2009	X	X	X
M/T Ayrton II(4)(5)	07/14/2006	04/10/2009	04/13/2009	X	X	X
M/T Alkiviadis(5)	06/22/2004	03/29/2006	06/30/2010	X	X	X
M/V Cape Agamemnon(6)	06/17/2008	01/25/2011	06/09/2011	X	X	-
M/T Alexander the Great(7) (8)	01/26/2010	-	09/30/2011	Up to Dec 21	X	-
M/T Achilleas(7) (8)	01/26/2010	-	09/30/2011	Up to Dec 21	X	-
M/T Miltiadis M II(7)	04/06/2006	04/26/2006	09/30/2011	X	X	-
M/T Amoureux(7)	04/14/2010	-	09/30/2011	X	X	-
M/T Aias(7)	04/14/2010	-	09/30/2011	X	X	-
M/V Agamemnon(8)	04/19/2012	6/28/2012	12/22/2012	Since Dec 22	-	-
M/V Archimidis(8)	04/19/2012	6/22/2012	12/22/2012	Since Dec 22	-	-

*	VOC: Vessel Owning Company
(1)	Initial Vessels. The Financial Statements have been retroactively adjusted to reflect their results of operations as of the incorporation date of their respective vessel owning companies.
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

(6)	Our Financial Statements include the results of operations of the vessel owning of the M/V Cape Agamemnon and cash flows since the date of its acquisition by us on June 9, 2011.
(7)	Our Financial Statements include:
o

Results of operations and cash flows of Crude Carriers and its subsidiaries since the completion of the merger on September 30, 2011 in a unit-for-share transaction following which Crude Carriers became a wholly owned subsidiary of ours; and

o

The statement of financial position of Crude Carriers and its subsidiaries as of the date of the completion of the merger after giving effect to Accounting Standard Codification (“ASC”) 805-30 “Business Combination” where all assets acquired and liabilities assumed (of Crude Carriers Corp. and its subsidiaries) were recorded at fair value.

(8)

On December 22, 2012, we acquired the vessel owning companies of the M/V Archimidis and the M/V Agamemnon from Capital Maritime in exchange for the vessel owning companies of the M/T Alexander the Great and the M/T Achilleas, respectively.

(9)	During the first half of 2012 we sold the M/T Attikos and the M/T Aristofanis, the two small tankers in our fleet, to unrelated third parties.

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

•

The Size of our Fleet Continues to Change. As of the date of this Annual Report our fleet consisted of 25 vessels. At the time of our IPO in 2007, our fleet consisted of eight vessels and in January 2011 it had increased to 21 vessels. During 2011 we acquired a cape size vessel from Capital Maritime and also incorporated the five crude tanker vessels that were part of the Crude Carriers fleet prior to its merger with us in September 2011 into our fleet. During 2012 we exchanged two VLCCs we had acquired as part of the merger with Crude Carriers for two post panamax container carrier vessels owned by Capital Maritime and sold the two small tankers in our fleet. We intend to continue to evaluate potential acquisitions of vessels or other shipping businesses in a prudent manner that is accretive to our distributable cash flow per unit.

Results of Operations

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Results of operations for the years ended December 31, 2012 and December 31, 2011 differ primarily due to the full year results of operations of Crude Carriers into our Financial Statements, the repayment of debt of $175.2 million mainly through the proceeds from the issuance of our Class B units and the sale of our two small tankers, the expiration and the close out of certain interest rate swap agreements and the larger number of vessels managed under our floating fee management agreement as well as the impairment charge in relation to the disposal of two our vessels.

Total Revenues

Time, voyage and bareboat charter revenues amounted to approximately $154.0 million for the year ended December 31, 2012, as compared to $130.3 million for the year ended December 31, 2011. The increase of $23.7 million is primarily attributable to the increased number of vessels in our fleet following the full year consolidation of Crude Carriers’ vessels in 2012 as compared to the year ended December 31, 2011 when the Crude Carriers vessels were operated only during the last three months of the year. For the year ended December 31, 2012, $69.9 million of total revenues represented charter hire received from Capital Maritime as compared to $31.8 million of total revenues for the year ended December 31, 2011. The increase of $38.1 million in charter hire received from Capital Maritime is attributable to the increased number of vessels in our fleet chartered with Capital Maritime for the period. Time, voyage and bareboat charter revenues are mainly comprised of the charter hire received from unaffiliated third-party customers and Capital Maritime and are affected by the number of days our vessels operate, the average number of vessels in our fleet and the charter rates. Please read “Item 4B: Business Overview—Our Fleet” and “—Our Charters” for information about the charters on our vessels, including daily charter rates.

Voyage Expenses

Voyage expenses amounted to $5.7 million for the year ended December 31, 2012, as compared to $11.7 million for the year ended December 31, 2011. The lower voyage expenses for 2012 were primarily attributable to the decreased number of voyage charters compared to 2011.

Voyage expenses are direct expenses to voyage revenues and primarily consist of commissions, port expenses, canal dues and bunkers. Voyage costs, except for commissions, are paid for by the charterer under time and bareboat charters. Voyage costs under voyage charters are paid for by the owner.

Vessel Operating Expenses

For the year ended December 31, 2012, our vessel operating expenses amounted to approximately $45.8 million, of which $23.6 million was incurred under our management agreements with our manager and include $1.9 million in additional fees and costs relating to certain costs associated with the vetting of our vessels, repairs related to unforeseen extraordinary events (as defined in our fixed fee management agreement) and insurance deductibles.

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

Increases to vessel operating expenses are primarily attributable to increased costs due to the higher number of vessels in our fleet and the increased number of vessels managed under our floating fee management agreement.

General and Administrative Expenses

General and administrative expenses amounted to $9.2 million for the year ended December 31, 2012, as compared to $10.6 million for the year ended December 31, 2011. For the year ended December 31, 2012, without considering the expenses of $4.6 million incurred in connection with the preparation and execution of our acquisition of Crude Carriers during 2011 and the acquisition of the vessel owning company of the M/V Cape Agamemnon during 2011, we have recognized higher general and administrative expenses of $3.2 million mainly due to the full year results of operations of Crude Carriers’ expenses, including its equity compensation plan. General and administrative expenses include board of directors’ fees and expenses, audit fees, and other fees related to the expenses of the publicly traded partnership.

Gain on sale of vessels to third parties

During the year ended December 31, 2012 we sold the M/T Attikos and the M/T Aristofanis, the two small tankers in our fleet, to unrelated third parties recognizing a gain on sale of vessels of $1.3 million. This gain reflects the difference between the carrying value of the vessels and the net selling proceeds at the time of the sale.

Depreciation

Depreciation of fixed assets amounted to $48.2 million for the year ended December 31, 2012, as compared to $37.2 million for the year ended December 31, 2011, primarily due to the full year consolidation of Crude Carriers’ vessels in our fleet. Depreciation is expected to increase if the number of vessels in our fleet increases.

Vessels’ impairment charge

Vessels’ impairment charge amounted to $43.2 million for the year ended December 31, 2012 and represents the difference between the carrying and the fair market value of the M/T Alexander the Great and the M/T Achilleas on the date they were exchanged for the M/V Archimidis and the M/V Agamemnon, respectively. There was no vessel impairment charge during the year ended December 31, 2011.

Please see Note 5 (Vessels) to our Financial Statements included herein for more information on the vessels’ impairment charge.

Total Other Expense, Net

Total other expense, net for the year ended December 31, 2012, was approximately $24.4 million as compared to $30.6 million for the year ended December 31, 2011.

The 2012 amount includes interest expense, amortization of financing charges, commitment fees and bank charges of $26.7 million, which was lower by $7.1 million than the respective 2011 amount due to the prepayment of $175.2 million of debt and the expiration and close out of eleven interest rate swap agreements. In addition the year ended December 31, 2012, reflects a gain of the twelve ineffective interest rate swap agreements of $1.5 million as compared to $2.3 million for the year ended December 31, 2011. Interest and other income amounted to $0.8 million as compared to $0.9 million for the year ended December 31, 2011.

Net (Loss) / Income

Net loss for the year ended December 31, 2012, amounted to $21.2 million as compared to net income of $87.1 million for the year ended December 31, 2011. For a list of factors which we believe are important to consider when evaluating our results, please refer to the discussion under “— Factors to Consider When Evaluating Our Results” and “— Results of Operations” above.

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

B. Liquidity and Capital Resources

As at December 31, 2012, total cash and cash equivalents were $43.6 million, restricted cash was $10.5 million, and total liquidity including cash and undrawn long-term borrowings was $109.5 million. As at December 31, 2011, total cash and cash equivalents were $53.4 million, restricted cash was $6.8 million, and total liquidity including cash and undrawn long-term borrowings was $164.8 million.

We anticipate that our primary sources of funds for our liquidity needs will be cash flows from operations. As our vessels come up for rechartering, depending on the prevailing market rates, we may not be able to recharter them at levels similar to their current charters which may affect our future cash flows from operations. Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the amended and restated omnibus agreement with Capital Maritime or acquisitions from third parties. We currently have no capital commitments to purchase or build additional vessels. However, as discussed above, we expect to continue to evaluate opportunities to acquire vessels and businesses and expect that the size and composition of our fleet will change over time. In connection with evaluating and pursuing these opportunities and as we seek to optimize our capital structure, we may also evaluate and pursue financing opportunities.

As at December 31, 2012, and following the cancellation of an undrawn tranche of $52.5 million under our 2008 credit facility in connection with the issuance and sale of our Class B Units, we had $55.4 million in undrawn amounts under our credit facilities as compared to $111.4 million in undrawn amounts as at December 31, 2011.

Total Partners’ Capital as of December 31, 2012, amounted to $573.8 million, which reflects an increase of $56.5 million from the year ended December 31, 2011. This change consisted of:

•	an increase of $136.4 million from the net proceeds from the issuance of the 15,555,554 Class B Units;
•	an increase of $3.8 million from our equity compensation plan;
•	an increase of $10.8 million attributable to unrealized gain on derivative instruments;
•	a decrease of $73.3 million attributable to our distributions to our unit holders; and
•	a decrease of $21.2 million reflecting our net loss for the year ended December 31, 2012.

Notwithstanding the recent global economic downturn and subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

Our cash flow statements,

•	for the period from January 1, 2010 to February 28, 2010 for the M/T Atrotos; and
•	for the period from January 1, 2010 to June 29, 2010 for the M/T Alkiviadis,

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

The following table summarizes our cash and cash equivalents provided by / (used in) operating, financing and investing activities for the years presented in millions:

	2012	2011	2010
Net Cash Provided by Operating Activities	$84.8	$56.5	$50.1
Net Cash Provided by / (Used in) Investing Activities	$15.9	$(16.7)	$(79.2)
Net Cash (Used in) / Provided by Financing Activities	$(110.6)	$(19.0)	$58.1

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased to $84.8 million for the year ended December 31, 2012 from $56.5 million for the year ended December 31, 2011 due to the full year consolidation of Crude Carriers’ vessels and the reduced interest costs due to the repayment of debt and the expiration of certain interest rate swap contracts. Net cash provided by operating activities increased to $56.5 million for the year ended December 31, 2011 from $50.1 million for the year ended December 31, 2010 as the fleet increased in size following the acquisition of Crude Carriers and the vessel owning company of the M/V Cape Agamemnon. For an explanation of why our historical net cash provided by operating activities is not indicative of net cash provided by operating activities to be expected in future periods, please read “—Factors to Consider when Evaluating our Results” and “— Results of Operations” above.

Net Cash Provided by/(Used in) Investing Activities

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

For the year ended December 31, 2012, net cash provided by investing activities was $15.9 million and was comprised of:

•

$21.3 million, of which $19.7 million represent the net proceeds from the sale of the M/T Attikos and the M/T Aristofanis to unrelated third parties and $1.6 million represent proceeds received in connection with the exchange of the M/T Alexander the Great for the M/V Archimidis;

•

$3.8 million, representing the increase to our restricted cash following the conversion of the 2007 credit facility to a term loan. Restricted cash is the minimum amount of free cash we were required to maintain under our credit facilities for the period;

•	$1.4 million, representing the cash consideration in connection with the exchange of the M/T Achilleas for the M/V Agamemnon; and
•	$0.2 million, representing the amounts paid for upgrading certain vessels.

For the year ended December 31, 2011, net cash used was $16.7 million and was comprised of:

•	$27.0 million, primarily representing the amount we paid to Capital Maritime for the acquisition of the vessel owning company of the M/V Cape Agamemnon;
•	$11.8 million, representing the cash and cash equivalents acquired in the acquisition of Crude Carriers at the time of the closing of the merger; and
•

$1.5 million, representing the increase to our restricted cash which is the minimum amount of free cash we were required to maintain under our credit facilities for the period, due to the acquisitions of the M/V Cape Agamemnon and the five crude tankers of Crude Carriers.

For the year ended December 31, 2010, net cash used was $79.2 million and was comprised of:

•	Vessel acquisitions and acquisition of above market bare-boat charter of $108.8 million which is analyzed as follows:
¡	$64.1 million, representing the net book value of the two vessels acquired during 2010 (the M/T Atrotos and the M/T Alkiviadis) at their respective delivery dates;
¡	$43.5 million, representing the amount we paid to our sponsor Capital Maritime for the acquisition of M/T Assos together with the bare boat charter that was attached to the vessel;
¡	$0.9 and $0.3 million, representing the amounts paid for upgrading the M/T Attikos and the M/T Aristofanis, respectively;
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

Net Cash (Used in) / Provided by Financing Activities

Net cash used in financing activities amounted to $110.6 million for the year ended December 31, 2012, as compared to net cash used in financing activities of $19.0 million for the year ended December 31, 2011. For the year ended December 31, 2010, net cash provided by financing activities amounted to $58.1 million.

For the year ended December 31, 2012, proceeds from the sale and issuance of our Class B Units amounted to $140.0 million. Total expenses paid in connection with the sale and issuance of Class B Units were $1.7 million. For the year ended December 31, 2011, proceeds from issuance of our units amounted to $1.5 million. This amount represents the cash contribution that our general partner made to us in order to maintain its 2% interest in us following the acquisition of the vessel owning company of the M/V Cape Agamemnon. During the year ended December 31, 2010, we successfully completed two follow-on offerings receiving proceeds of $105.3 million after the deduction of the underwriters’ commissions. Total expenses paid in connection with these two offerings were $1.5 million.

For the year ended December 31, 2012, there were no proceeds from the issuance of long term debt. During 2012 we pre-paid $175.2 million in debt in connection with the issuance and sale of the Class B Units, the sale of the M/T Attikos and the M/T Aristofanis, and the 2012 Vessel Sale. For the year ended December 31, 2011, proceeds from issuance of long term debt amounted to $159.6 million. This amount represents the draw downs of $134.6 and $25.0 million we made under the 2008 and 2011 credit facilities, respectively. We used the $134.6 million to repay Crude Carriers’ outstanding loan at the time of the completion of the acquisition and the $25.0 million for the partial finance of the acquisition of the shares of the vessel owning company of the M/V Cape Agamemnon. There were no proceeds from the issuance of long-term debt or payments of long term debt for the year ended December 31, 2010.

There were no proceeds from related party debt for the year ended December 31, 2012, 2011 and 2010.

There were no payments of related party-debt/financing for the year ended December 31, 2012 and 2011. Payments of related party-debt/financing for the year ended December 31, 2010, amounted to $1.6 million, reflecting the debt related to the M/T Atrotos and the M/T Alkiviadis.

For each of the years ended December 31, 2012 and 2011 loan issuance costs amounted to $0.3 million. For the year ended December 31, 2010, there were no loan issuance costs.

During the first and the second quarter of 2010 we acquired two vessels from Capital Maritime, the M/T Atrotos and the M/T Alkiviadis, for a total purchase price of $74.5 million which represented an excess of $10.4 million over the net book value of these vessels reflected in our financial statements.

For the years ended December 31, 2012, 2011 and 2010 there were no capital contributions by Capital Maritime.

During the year ended December 31, 2012, we made distributions, including to our Class B unitholders and to Capital Maritime, of $73.3 million. During the year ended December 31, 2011, we made distributions of $45.1 million to our common unitholders, including Capital Maritime, compared to $33.7 million in distributions for the year ended December 31, 2010.

Borrowings

Our long-term third party borrowings are reflected in our balance sheet as “Long-term debt” and as current liabilities in “Current portion of long-term debt.” As of December 31, 2012, long term debt was $458.4 million consisting of: (i) $250.9 million outstanding under the 2007 credit facility, (ii) $188.5 outstanding under the 2008 credit facility, and (iii) $19.0 million outstanding under the 2011 credit facility. Long term debt as of December 31, 2011 was $615.3 million. The current portion of long term debt for the year ended December 31, 2012 was $0 as compared to $18.3 million for the year ended December 31, 2011.

Our Credit Facilities

We have entered into three non-amortizing credit facilities.

In March 2007, we entered into a loan agreement with a syndicate of financial institutions including HSH Nordbank AG for a revolving credit facility, of up to $370.0 million for the financing of the acquisition cost, or part thereof, of up to 15 MR product tankers. Following the sale of the M/T Attikos and the M/T Aristofanis during the first half of 2012 we repaid $20.5 million under this credit facility. In connection with the issuance and sale of our Class B Units, we prepaid $95.2 million and entered into an amendment which provides for the conversion of the 2007 credit facility into a term loan, the deferral of scheduled amortization payments until March 2016 and the repayment of the facility in six equal consecutive quarterly installments commencing in March 2016 plus a balloon payment due in June, 2017.The interest margin of this facility, as amended, is 2.0%.

In March 2008, we entered into a loan agreement with a syndicate of financial institutions including HSH Nordbank AG for a non-amortizing credit facility of up to $350.0 million for the partial financing of vessel acquisitions by us. In September 2011, following the acquisition of Crude Carriers, we completed the refinancing of Crude Carrier’s outstanding debt of $134.6 million using this facility. In connection with the refinancing, the M/T Alexander the Great, the M/T Achilleas, the M/T Miltiadis M II, and the M/T Aias were added as collateral to the facility. In connection with the issuance and sale of our Class B Units, we prepaid $48.4 million and entered into an amendment which provides for the deferral of scheduled amortization payments until March 2016 and the repayment of the facility in nine equal consecutive quarterly installments commencing in March 2016 plus a balloon payment due in March 2018. In addition, an undrawn tranche of $52.5 million under the 2008 facility was cancelled. Following the 2012 Vessel Sale we prepaid an additional $5.2 million and the M/V Archimidis and the M/V Agamemnon replaced the M/T Alexander the Great and the M/T Achilleas as collateral under the facility. The interest margin of this facility, as amended, is 3.0%. Loan commitment fees are calculated at 0.325% per annum on any undrawn amount and are paid quarterly.

In June 2011, we entered into a loan agreement with Credit Agricole Emporiki Bank for a credit facility of $25.0 million to partially finance the acquisition of vessel owning company of the M/V Cape Agamemnon from Capital Maritime. In connection with the issuance and sale of our Class B Units, we prepaid $6.0 million and entered into an amendment which provides for the deferral of scheduled amortization payments until March 2016 and the repayment of the facility in nine equal consecutive quarterly installments commencing in March 2016 and a balloon payment due in March 2018.

All our credit facilities contain customary ship finance covenants, including restrictions as to: changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of vessels, the ratio of EBITDA to net interest expenses shall be no less than 2:1, minimum cash requirement of $500,000 per vessel of which 50% may be constituted by undrawn commitments under the applicable credit facility, as well as the ratio of net total indebtedness to the aggregate market value of the total fleet shall not exceed 0.725:1. Our credit facilities also contain a collateral maintenance requirement according to which the aggregate average fair market value of the collateral vessels shall be no less than 125% of the aggregate outstanding amount under these facilities. Furthermore, the vessel owning companies may pay dividends or make distributions when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. The credit facilities have a general assignment of the earnings, insurances and requisition compensation of the respective vessel or vessels. Each also requires additional security, including: pledge and charge on current account; corporate guarantee from each of the twenty-five vessel-owning companies, and mortgage interest insurance.

Our obligations under our credit facilities are secured by first-priority mortgages covering our vessels and are guaranteed by each vessel owning company. Our credit facilities contain a “Market Disruption Clause” requiring us to compensate the banks for any increases to their funding costs caused by disruptions to the market which the banks may unilaterally trigger. For the years ended December 31, 2012, 2011 and 2010 we incurred an additional interest expense in the amount of $0.4, $1.3 and $1.5 million, respectively, due to the “Market Disruption Clause”.

As at December 31, 2012, the amounts drawn down under our three credit facilities were as follows:

		Expressed in Millions
Vessel/Entity	Date	$370.0 Credit Facility	$350.0 Credit Facility	25.0 Credit Facility
M/T Akeraios	07/13/2007	$46.9	$—	$—
M/T Apostolos	09/20/2007	56.0	—	—
M/T Anemos I	09/28/2007	56.0	—	—
M/T Alexandros II	01/29/2008	48.0	—	—
M/T Amore Mio II	03/27/2008	—	46.0	—
M/T Aristofanis	04/30/2008	—	11.5	—
M/T Aristotelis II	06/17/2008	20.0	—	—
M/T Aris II	08/20/2008	24.0	1.6	—
M/V Cape Agamemnon	06/09/2011	—	-	19.0
Crude Carriers Corp. and its subsidiaries	09/30/2011	—	129.4	—

Total		$250.9	$188.5	$19.0

As at December 31, 2012, we had $55.4 million in undrawn amounts under our credit facilities and were in compliance with all financial debt covenants. Our ability to comply with the covenants and restrictions contained in our credit facilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, including interest rate developments, changes in the funding costs of our banks and changes in asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, we are unlikely to be able to make any distributions to our unitholders, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios set out above. The recent global economic downturn has had an adverse effect on vessel values which is likely to persist if the economic slowdown resumes. If the estimated asset values of the vessels in our fleet continue to decrease, such decreases may limit the amounts we can drawdown under our credit facilities to purchase additional vessels and our ability to expand our fleet. In addition, we may be obligated to pre-pay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities. A decline in the market value of our vessels could also lead to a default under any prospective credit facility to which we become a party, affect our ability to refinance our credit facilities and/or limit our ability to obtain additional financing. An increase/decrease of 10% of the aggregate fair market values of our vessels would not cause any violation of the total indebtedness to aggregate market value covenant contained in our credit facilities.

As of December 31, 2012, the following interest rate swap agreements were in place:

	Currency	Notional Amount (mln)	Fixed Rate	Trade Date	Value Date	Maturity Date
$350.0 million 2008 credit facility	USD	46.0	3.525%	03.25.2008	03.27.2008	03.27.2013
	USD	11.5	3.895%	04.24.2008	04.30.2008	03.28.2013
	USD	1.6	4.099%	08.14.2008	08.20.2008	03.28.2013

E. Off-Balance Sheet Arrangements

As of the date of this Annual Report, we have not entered into any off-balance sheet arrangements.

F. Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2012 (in thousands of U.S. Dollars).

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term Debt Obligations	$ 458,365	$ -	$ -	$ 321,688	$ 136,677
Interest Obligations (1)(2)	67,601	11,772	28,002	26,136	1,691
Management fee (3)	37,784	13,134	14,177	7,244	3,229
Commercial services fee (4)	639	327	312	-	-
Total:	$ 564,389	$ 25,233	$ 42,491	$ 355,068	$ 141,597

(1)	For our 2007 and 2011 credit facilities calculations for interest obligations have been based on Bloomberg forward rates plus a margin of 2% and 3.25% respectively which reflects our best estimates.
(2)

For our 2008 credit facility, calculations for interest obligations, upon the expiration of the interest rate swap agreements in March 2013 for the swapped drawn down amount of $59.1 million, have been based on Bloomberg forward rates plus a margin of 3% which reflects our best estimates. For the remaining drawn down amount of $129.4 million calculations for interest obligations have been based on Bloomberg forward rates plus a margin of 3% which reflects our best estimates.

(3)

The fees payable to Capital Ship Management represent fees for the provision of commercial and technical services such as crewing, repairs and maintenance, insurance, stores, spares and lubricants, provided pursuant to our management agreements. Management fees under the floating fee and Crude Carriers management agreements have been increased annually based on the United States Consumer Price Index for November 2012.

(4)

Represents commercial services fee equal to 1.25% on gross time charter revenues to be generated by the vessels managed under the Crude Carriers management agreement which were under long term time charters as of December 31, 2012. Assumes the full exercise by Capital Maritime of its option to extend the charter on the M/T Aias and the M/T Amoureux, for an additional year.

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

Vessel Lives and Impairment

The carrying value of each of our vessels represents its original cost (contract price plus initial expenditures) at the time of delivery or purchase less accumulated depreciation or impairment charges. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. However, in recent years, market conditions have changed significantly as a result of the credit crisis and resulting slowdown in world trade. Charter rates for vessels have decreased and vessel values have been affected. We consider these market developments as indicators of potential impairment of the carrying amount of our assets. We performed undiscounted cash flow tests as of December 31, 2012 and 2011, as an impairment analysis, in which we made estimates and assumptions relating to determining the projected undiscounted net operating cash flows by considering the following:

•	the charter revenues from existing time charters for the fixed fleet days (our remaining charter agreement rates);
•	vessel operating expenses;
•	dry-docking expenditures;
•

an estimated gross daily time charter equivalent for the unfixed days (based on the 10-year average historical one year Time Charter Equivalent) over the remaining economic life of each vessel, excluding days of scheduled off-hires;

•	residual value of vessels;
•	fixed commercial and technical management fees, assuming an annual increase of 2%;
•	a utilization rate of 98.6% based on the fleet’s historical performance; and
•	the remaining estimated life of our vessels.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

Our assumptions consider historical trends and our accounting policies are as follows:

•

in accordance with the prevailing industry standard, depreciation is calculated using an estimated useful life of 25 years for our vessels, commencing at the date the vessel was originally delivered from the shipyard;

•	estimated useful life of vessels takes into account design life, commercial considerations and regulatory restrictions based on our fleet’s historical performance;
•	estimated charter rates are based on rates under existing vessel contracts and thereafter at market rates at which we expect we can re-charter our vessels based on market trends;

•	estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our vessels may spend operating on the spot market, based on the historical experience of our fleet;
•

estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs based on the historical experience of our fleet and our expectations of future inflation and operating requirements;

•	vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate of $180; and
•	the remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in our depreciation calculations.

The impairment test that we conduct is most sensitive to variances in future time charter rates. Based on the sensitivity analysis performed for December 31, 2012, we would begin recording impairment on the first vessel that will incur impairment by vessel type for time charter declines from their 10 year historical averages as follows:

	Percentage Decline from which Impairment would be Recorded
	Year ended December 31, 2012	Year ended December 31, 2011
Vessel
Product tankers	28.2%	19.2%
Suezmax vessels*	30.2%	36.7%
Cape vessel	70.2%	62.9%

*For the year ended December 31, 2011, also includes our VLCC vessels

As of December 31, 2012 and February 5, 2013, our current rates for time charters on average were below their 10 year historical averages as follows:

	Time Charter Rates as Compared with 10-year Historical Average (as percentage above/(below))
	As of December 31, 2012	As of February 5, 2013
Vessel
Product tankers	(11.6)%	(14.8)%
Suezmax vessels	(35.0)%	(35.0)%
Cape vessel	(16.2)%	(16.2)%

Based on the above assumptions we determined that the undiscounted cash flows support the vessels’ carrying amounts as of December 31, 2012 and 2011. The impairment of $43.2 million we recorded for the year ended December 31, 2012 was the result of the 2012 Vessel Sale.

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

Three of our initial fourteen interest rate swap agreements remain active until their expiration date in March 2013. An increase in interest rates will have a negative effect while a decrease in interest rates will have a positive effect, on the fair value of our interest rate swap agreements.

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

A. Directors and Senior Management

Set forth below are the names, ages and positions of our directors and director nominees and our general partner’s executive officers as of January 31, 2013.

Name	Age	Position

Evangelos M. Marinakis (1)	45	Director and Chairman of the Board
Ioannis E. Lazaridis (1)	45	Director and Chief Executive Officer and Chief Financial Officer of our general partner
Nikolaos Syntychakis (1)	50	Director
Pierre de Demandolx-Dedons (2)	72	Director (5)
Abel Rasterhoff (3)	72	Director (5)
Evangelos G. Bairactaris (4)	41	Director and Secretary
Keith Forman (4)	54	Director (5)
Dimitris P. Christacopoulos (3)	42	Director (5)

(1)	Appointed by our general partner (term expires in 2013).
(2)	Class I director (term expires in 2014).
(3)	Class II director (term expires in 2015).
(4)	Class III director (term expires in 2013).
(5)	Member of our audit committee and our conflicts committee.

Biographical information with respect to each of our directors, our director nominees and our general partner’s executive officers is set forth below. The business address for our directors and executive officers is 3 Iassonos Street Piraeus, 18537 Greece.

Evangelos M. Marinakis, Director and Chairman of the Board.

Mr. Marinakis joined our board of directors on March 13, 2007 and serves as the Chairman of the Board. Mr. Marinakis has served as Capital Maritime’s President and Chief Executive Officer and as a director since its incorporation in March 2005. Mr. Marinakis served as Chairman and Chief Executive Officer of NYSE-listed Crude Carriers Corp., an affiliate of Capital Maritime, since March 2010 until its merger with us in September 2011. From 1992 to 2005, Mr. Marinakis was the Commercial Manager of Capital Ship Management and oversaw the businesses of the group of companies that currently form Capital Maritime. For the past 20 years, Mr. Marinakis has also been active in various other family businesses, all related to the shipping industry. Mr. Marinakis holds a B.A. in International Business Administration and an M.Sc in International Relations.

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

Abel Rasterhoff, Director.

Mr. Rasterhoff joined our board of directors on April 3, 2007. He serves on our conflicts committee and has been designated as the audit committee’s financial expert. Mr. Rasterhoff joined Shell International Petroleum Maatschappij in 1967, and worked for various entities of the Shell group of companies until his retirement from Shell in 1997. From 1981 to 1984, Mr. Rasterhoff was Managing Director of Shell Tankers B.V., Vice Chairman and Chairman-elect of the Dutch Council of Shipping and a Member of the Dutch Government Advisory Committee on the North Sea. From 1991 to 1997, Mr. Rasterhoff was Director and Vice President Finance and Planning for Shell International Trading and Shipping Company Limited. During this period he also served as a Board Member of the Securities and Futures Authority (SFA) in London. From February 1998 to 2004, Mr. Rasterhoff has served as a member of the executive board and as Chief Financial Officer of TUI Nederland, the largest Dutch tour operator. From February 2001 to September 2001, Mr. Rasterhoff served as a member of the executive board and as Chief Financial Officer of Connexxion, the government owned public transport company. Mr. Rasterhoff was also on the Supervisory Board of SGR and served as an advisor to the trustees of the TUI Nederland Pension Fund. Mr. Rasterhoff served on the Capital Maritime Board from May 2005 until his resignation in February 2007 as the chairman of the audit committee. Mr. Rasterhoff also served as a director and audit committee member of Aegean Marine Petroleum Network Inc., a company listed on the New York Stock Exchange (“NYSE”) from December 2006 to May 2012. Mr. Rasterhoff holds a graduate business degree in economics from Groningen State University.

Keith Forman, Director.

Mr. Forman joined our board of directors on April 3, 2007 and serves on our conflicts committee and our audit committee. Mr. Forman was, until March 31, 2010, a Partner and served as Chief Financial Officer of Crestwood Midstream Partners. Crestwood Midstream was a private investment partnership focused on making equity investments in the midstream energy market. Crestwood’s other partners included the Blackstone Group, Kayne Anderson and GSO Capital. From January 2004 to July 2005, he was Senior Vice President, Finance for El Paso Corporation, a leading provider of natural gas services. Mr. Forman, who joined El Paso in 1998 upon their acquisition of the general partner of the Leviathan Gas Pipeline Partners, also served as Vice President from 2001 to 2003, of El Paso Field Services and from 1992 to 2003 he served as Chief Financial Officer of GulfTerra Energy Partners L.P., a publicly traded master limited partnership. In May 2012, Mr. Forman became a Senior Advisor to Industry Funds Management, an Australian based fund manager that invests in infrastructure projects world-wide. Since November 2011, Mr. Forman has served as an independent director of New York Stock Exchange listed Rentech Nitrogen Partners, a publicly traded master limited partnership engaged in the manufacture of fertilizer products, where he serves on both the audit and conflict committees.

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

Compensation of Directors

Officers of our general partner or Capital Maritime who also serve as our directors do not receive additional compensation for their service as directors. Our directors receive compensation for attending meetings of our board of directors or committee meetings as well as for serving in the role of committee chair and have also received restricted units. Please also read “Item 6E: Share Ownership—Omnibus Incentive Compensation Plan” below for additional information. For the year ended December 31, 2012, our directors, including our chairman, received an aggregate amount of $530,000. In lieu of any other compensation, our chairman receives an annual fee for acting as a director and as the chairman of our board of directors. In addition, each director is reimbursed for out–of–pocket expenses in connection with attending meetings of the board of directors or committees and is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

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

D. Employees

We currently do not have our own executive officers or employees and expect to rely on the officers of our general partner to manage our day-to-day activities consistent with the policies and procedures adopted by our board of directors. All of the executive officers of our general partner and three of our directors also are executive officers, directors or affiliates of Capital Maritime.

E. Share Ownership

As of December 31, 2012:

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

On March 1, 2010, the board of directors of Crude Carriers adopted the Crude Plan according to which Crude Carriers may issue shares, not to exceed 400,000, to its employees, consultants, officers, directors or affiliates, amongst others and on August 31, 2010, 399,400 shares were issued. Except for awards issued to certain members of the Crude Carriers board at the time which vest in equal annual installments over a three-year period, the majority of the shares issued vest three years from the date of issuance.

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

Item 7. Major Unitholders and Related-Party Transactions.

As of December 31, 2012, our partners’ capital consisted of 69,372,077 common units, of which 48,098,362 are owned by non-affiliated public unitholders, 15,555,554 Class B Units, no subordinated units and 1,415,757 general partner units. The Marinakis family, including Evangelos M. Marinakis, our chairman, may be deemed to beneficially own a 30.3% interest in us through its beneficial ownership, amongst others, of Capital Maritime, which owned a 26.2% interest in us, which includes 17,763,305 common units, 3,433,333 Class B Units and a 1.6% interest in us through its ownership of our general partner, and of Crude Carriers Investments, which owned a 3.8% interest in us.

A. Major Unitholders

The following table sets forth as of January 31, 2013, the beneficial ownership of our common units by each person we know beneficially owns more than 5.0% or more of our common, and all of our directors, director nominees and the executive officers of our general partner as a group. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power.

Name of Beneficial Owner	Number of Common Units Owned	Percentage of Total Common Units

Capital Maritime(1)(2)	17,763,305	25.6%
Crude Carriers Investments(2)	3,284,210	4.7%
All executive officers and directors as a group (8 persons)(2)(3)	0	0%
Kayne Anderson Capital Advisors, L.P.(4)	8,747,595	12.6%

(1)	Excludes the 1.6% general partner interest held by our general partner, a wholly owned subsidiary of Capital Maritime.
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

(4)	This information is based on the Schedule 13G filed by Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne with the SEC on January 10, 2013.

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

B. Related-Party Transactions

Capital Maritime’s ability, as sole member of our general partner, to control the appointment of three of the eight members of our board of directors and to approve certain significant actions we may take as well as its ownership of 25.6% of our common units which it can vote in their totality on all matters that arise under the partnership agreement, means that Capital Maritime, together with its affiliates, will have the ability to exercise significant influence regarding our management and may be able to propose amendments to the partnership agreement that are in its best interest.

Transactions entered into following January 1, 2013

1.

Investor Relations Services Agreement. On January 1, 2013, we renewed our Investor Relations Agreement with Capital Ship Management to clarify the provisions under which certain investor relations and corporate support services to assist us in our communications with holders of units representing limited partnership interests in us shall be provided to us further to the provisions of the Administrative Services Agreement entered into with Capital Ship Management and subject to its terms. Under the terms of the agreement we pay Capital Ship Management a fixed monthly fee of $15,000 plus reimbursement of reasonable expenses. The agreement will be renewed annually on its terms unless we elect not to renew.

Transactions entered into during the year ended December 31, 2012

1.

Share Purchase Agreement – Exchange of M/T Alexander the Great with M/V Archimidis. On December 22, 2012, the 2010 built M/T Alexander the Great was exchanged for the M/V Archimidis, a 7,943 TEU container carrier vessel built in 2006 at Daewoo Shipbuilding in South Korea and owned by Capital Maritime. Under the terms of the share purchase agreement all assets and liabilities of the vessel owning company of the M/V Archimidis, except the vessel, necessary permits and time charter agreement, were retained by Capital Maritime. Capital Maritime paid us $1,625,000, to reflect the value and longer duration of the charter attached to the vessel. Capital Maritime received all the shares of the vessel owning company of the M/T Alexander the Great and waived any compensation for the early termination of the vessel’s charter. All assets and liabilities of the vessel owning company of the M/T Alexander the Great, except the vessel and necessary permits were retained by us. The vessel is managed under the floating fee management agreement. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors of our board of directors.

2.

Share Purchase Agreement – Exchange of M/T Achilleas with M/V Agamemnon. On December 22, 2012, the 2010 built M/T Achilleas was exchanged for the M/V Agamemnon, a 7,943 TEU container carrier vessel built in 2007 at Daewoo Shipbuilding in South Korea and owned by Capital Maritime. Under the terms of the share purchase agreement all assets and liabilities of the vessel owning company of the M/V Agamemnon, except the vessel, necessary permits and time charter agreement, were retained by Capital Maritime. We paid Capital Maritime $1,375,000, to reflect the value and longer duration of the charter attached to the vessel. Capital Maritime received all the shares of the vessel owning company of the M/T Achilleas and waived any compensation for the early termination of the vessel’s charter. All assets and liabilities of the vessel owning company of the M/T Achilleas, except the vessel and necessary permits were retained by us. The vessel is managed under the floating fee management agreement. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors of our board of directors.

3.

Subscription Agreements for Class B Units. On May 11, 2012 and June 6, 2012, we entered into subscription agreements for the sale and issuance of our Class B Units with certain investors, including Capital Maritime. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors of our board of directors. Pursuant to the terms of the subscription agreements, Capital Maritime was issued 3,433,333 Class B Units, which are convertible at any time into our common units on a one-for-one basis. Please see “Item 4A: History and Development of the Partnership — 2012 Developments” above for a detailed description of the issuance and sale of our Class B Units.

4.

Charter Party Agreements with Capital Maritime. During 2012 each of the M/T Arionas, M/T Avax, M/T Axios, M/T Akeraios, M/T Agisilaos, M/T Apostolos, M/T Alkiviadis, M/T Miltiadis MII, M/T Aias and M/T Amoureux entered into new or extended existing charter party agreements with Capital Maritime. With the exception of the charter for the M/T Miltiadis MII, each of these charters were subject to 50/50 profit sharing arrangements for breaching IWL and were unanimously approved by the conflicts committee of independent directors of our board of directors. Please see “Item 4B: Business Overview —Our Fleet” and “—Our Charters” above for a detailed description of these charters, including earliest possible redelivery dates of the vessels and relevant charter rates.

5.

Amended and Restated Management Agreement. On January 1, 2012, we amended and restated the fixed fee management agreement with Capital Ship Management in its entirety to reflect, amongst others, the vessels covered by such agreement Please read “Item 4B: Business Overview—Our Management Agreements” above for a detailed description of the terms of this management agreement.

6.

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

4.

M/T Amoureux and M/T Aias – Charter Party Agreements with Capital Maritime. On October 27, 2011, we chartered the M/T Amoureux and the M/T Aias with Capital Maritime at a gross daily charter rate of $20,000 per day plus 50/50 profit share on actual earnings settled every six months for the first 12 months of their time charter to Capital Maritime. Capital Maritime has the option to extend the time charter employment for a second year at $24,000 per day and for a third year at $28,000 per day with the same profit share arrangements. Both vessels were delivered to Capital Maritime during October and November 2011, respectively. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors.

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

8.

Share Purchase Agreement for the acquisition of the vessel owning company of the M/V Cape Agamemnon. On June 9, 2011, we entered into a share purchase agreement with Capital Maritime pursuant to which we acquired all of Capital Maritime’s interests in the vessel owning company that owns the M/V Cape Agamemnon. The acquisition was funded through $1.5 million from available cash and the incurrence of $25.0 million of debt under our 2011 credit facility and the remainder through the issuance of 6,958,000 common units to Capital Maritime. The M/V Cape Agamemnon, a 179,221 dwt, 2010 built dry cargo vessel built at Sungdong Shipbuilding & Marine Engineering Co., Ltd., South Korea is chartered to Cosco under a charter with an earliest scheduled expiration date of June 2020, as amended. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors. Please see “Item 5B: Liquidity and Capital Resources— Net Cash Provided by/(Used in) Investing Activities” and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding this acquisition, including a detailed explanation of how it was accounted for.

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

Legal Proceedings

Although we or our subsidiaries may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not at present party to any legal proceedings and are not aware of any proceedings against us, or contemplated to be brought against us. We maintain insurance policies with insurers in amounts and with coverage and deductibles as our board of directors believes are reasonable and prudent. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources and regardless of the final outcome of any such proceedings could lead to significant reputational damage which could materially affect our business and operations.

Cash Distribution Policy

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our cash available (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves and subject to the prior distribution rights of any holders of the Class B Units).

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

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. The partnership agreement can be amended with the approval of a majority of the outstanding common units, of which the Marinakis family, including Evangelos M. Marinakis, may be deemed to beneficially own 30.7% through its beneficial ownership of Capital Maritime and Crude Carriers Investments.

•

Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement and the establishment of any reserves for the prudent conduct of our business.

•

Under Section 51 of the MILPA, we may not make a distribution if the distribution would cause our liabilities (other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours) to exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.

•

Our common units are subject to the prior distribution rights of any holders of its preferred units then outstanding. As of the date of this Annual Report, there were 15,555,554 units of Class B Units issued and outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or sets aside for payment) full distributions on the Class B Units.

•

We may lack sufficient cash to pay distributions on our common units due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements maintenance and replacement capital expenditures, anticipated cash needs or the payment of distributions on the Class B Units, which our partnership agreement requires us to pay prior to distributions on our common units.

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

Quarterly Distributions

Our common unitholders are entitled under our partnership agreement to receive a quarterly distribution to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves, pay fees and expenses and make distributions to Class B unitholders, which our partnership agreement requires us to pay prior to distributions on our common units. Although we intend to continue to make strategic acquisitions and to take advantage of our unique relationship with Capital Maritime in a prudent manner that is accretive to our unitholders and to long-term distribution growth, there is no guarantee that we will pay a quarterly distribution on the common units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement and other factors. We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under the terms of our credit facilities.

We have generally declared distributions in January, April, July and October of each year and paid those distributions in the subsequent month. In July 2010, we revised our annual distribution guidance to $0.93 per annum, or $0.2325 per quarter and have made distributions in accordance with our guidance in each subsequent quarter.

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

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus, which is subject to the distribution rights of the holders of our Class B Units under our partnership agreement, among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount”, until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2% general partner interest and assume our general partner has not transferred the incentive distribution rights.

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

B. Significant Changes

No significant changes have occurred since the date of our Financial Statements included herein except for those set out below:

On January 22, 2013, we declared a cash distribution of $0.2325 per common unit for the fourth quarter of 2012 which will be paid on February 15, 2013 to unit holders of record on February 8, 2013.

On January 22, 2013, we declared a cash distribution of $0.21375 per Class B Unit for the fourth quarter of 2013, in line with our partnership agreement. The fourth quarter Class B Unit cash distribution will be paid on February 8, 2013, to Class B unitholders of record on February 1, 2013.

Item 9.	The Offer and Listing.

C. Markets

Our common units started trading on the Nasdaq Global Market under the symbol “CPLP” on March 30, 2007. The following table sets forth the high and low closing sales prices in U.S. Dollars for our common units for each of the periods indicated.

	High	Low
Year Ended: December 31,
2012	8.74	6.21
2011	11.31	4.89
2010	10.01	6.88
2009	11.21	5.23
2008	23.23	5.70
Quarter Ended:
December 31, 2012	8.21	6.21
September 30, 2012	8.21	7.55
June 30, 2012	8.74	6.46
March 31, 2012	8.12	6.42
December 31, 2011	7.13	5.71
September 30, 2011	9.30	4.89
June 30, 2011	11.31	7.88
March 31, 2011	10.61	9.34
December 31, 2010	9.75	8.19
September 30, 2010	9.18	7.99
June 30, 2010	9.10	6.88
March 31, 2010	10.01	8.36
Month Ended:
January 31, 2013	8.24	6.81
December 31, 2012	6.87	6.33
November 30, 2012	8.13	6.21
October 31, 2012	8.21	7.71
September 30, 2012	8.21	7.55
August 31, 2012	8.02	7.55

Item 10.	Additional Information.

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information required to be disclosed under this Item 10B is incorporated by reference to the following sections of the prospectus included in our Registration Statement on Form F-1 filed with the SEC on March 19, 2007: “The Partnership Agreement”, “Description of the Common Units — The Units”, “Conflicts of Interest and Fiduciary Duties” and “Our Cash Distribution Policy and Restrictions on Distributions” and our Current Reports on Form 6-K and relevant Exhibits furnished to the SEC on May 23, 2012 and June 6, 2012.

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

•	Amendment to the 2008 credit facility replacing the M/T Alexander the Great and the M/T Achilleas as collateral under the facility with the M/V Agamemnon and the M/V Archimidis.

•

Share Purchase Agreement dated December 22, 2012, with Capital Maritime to acquire all of its interest in the vessel owning company of the M/V Archimidis in exchange for the interest in the vessel owning company of the M/T Alexander the Great. Capital Maritime also paid us $1,625,000, to reflect the value and longer duration of the charter attached to the vessel and waived any compensation for the early termination of the vessel’s charter.

•

Share Purchase Agreement dated December 22, 2012, with Capital Maritime to acquire all of its interest in the vessel owning company of the M/V Agamemnon in exchange for the interest in the vessel owning company of the M/T Achilleas. We paid Capital Maritime $1,375,000, to reflect the value and longer duration of the charter attached to the vessel and Capital Maritime waived any compensation for the early termination of the vessel’s charter.

•	Subscription Agreement dated June 6, 2012, between us and the purchasers named therein in connection with the issuance and sale of the Class B Units.

•	Registration Rights Agreement dated June 6, 2012, between us and Salient Midstream & MLP Fund in connection with the issuance and sale of the Class B Units.

•	Registration Rights Agreement dated May 22, 2012, among us and the purchasers named therein in connection with the issuance and sale of the Class B Units.

•

Amendment to Partnership Agreement dated May 22, 2012, in connection with the issuance and sale of our Class B Units, which establishes and sets forth the rights, preferences, privileges, duties and obligations of the Class B Units.

•

Amendment to the 2011 credit facility dated May 21, 2012 in connection with the issuance and sale of our Class B Units, providing for a deferral of scheduled amortization payments until March 31, 2016.

•

Amendment to 2008 credit facility dated May 21, 2012 in connection with the issuance and sale of our Class B Units, providing for a deferral of scheduled amortization payments until March 31, 2016, amending the interest margin and cancelling an undrawn tranche under the facility.

•

Amendment to 2007 credit facility dated May 21, 2012 in connection with the issuance and sale of our Class B Units, providing for a deferral of scheduled amortization payment until March 31, 2016, the conversion of the facility into a term loan and amending the interest margin.

•	Subscription Agreement dated May 11, 2012, between us and the purchasers named therein in connection with the issuance and sale of the Class B Units.

•

Amendment to Partnership Agreement dated September 30, 2011, in connection with the Agreement and Plan of Merger dated as of May 5, 2011. The Amendment increases the size of our board of directors by one, from seven to eight, and includes certain other changes being made pursuant to the Merger Agreement.

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

Material United States Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to current and prospective common unitholders. This discussion is based upon provisions of the Code, Treasury Regulations, and current administrative rulings and court decisions, all as currently in effect or existence on the date of this Annual Report and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

The following discussion applies only to beneficial owners of our common units that own such units as “capital assets” (generally, for investment purposes) and does not comment on all aspects of U.S. federal income taxation which may be important to particular common unitholders in light of their individual circumstances, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, or former citizens or long-term residents of the United States), persons that will hold the common units as part of a straddle, hedge, conversion, constructive sale, wash sale or other integrated transaction for U.S. federal income tax purposes, persons that own (actually or constructively) 10.0% or more of the total combined voting power of all classes of our units entitled to vote, or U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of a partner thereof will generally depend upon the status of the partner and upon the tax treatment of the partnership. If you are a partner in a partnership holding our common units, you should consult your tax advisor.

No ruling has been or will be requested from the IRS regarding any matter affecting us or our common unitholders. The statements made here may not be sustained by a court if contested by the IRS.

This discussion does not contain information regarding any U.S. state or local, estate or alternative minimum tax considerations concerning the ownership or disposition of our common units. Each common unitholder is urged to consult its tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of our common units.

Election to be Taxed as a Corporation

We have elected to be taxed as a corporation for U.S. federal income tax purposes. As such, among other consequences, U.S. Holders (as defined below) will, subject to the discussion of certain rules relating to PFICs below (please see “PFIC Status and Significant Tax Consequences”), generally not directly be subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of common units, as described below. As a corporation, we may be subject to U.S. federal income tax on our income as discussed below. Additionally, distributions from us to common unitholders will generally be reported on Internal Revenue Service Form 1099-DIV.

Taxation of Operating Income

We expect that substantially all of our gross income will continue to be attributable to the transportation of crude oil and related oil products as well as dry cargo and containerized goods. For this purpose, gross income attributable to transportation (or “Transportation Income”) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes spot charter, time charter and bareboat charter income.

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

The Section 883 Exemption

In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (the “Section 883 Regulations”), it will not be subject to the net basis and branch profits taxes or the 4% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption applies to U.S. Source International Transportation Income and other forms of related income, such as gain from the sale of a vessel. As discussed below, we believe that under our current ownership structure, the Section 883 Exemption will apply and we will not be taxed on our U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

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

The Publicly Traded Test requires that the stock of a non-U.S. corporation be “primarily and regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. The Section 883 Regulations provide, in pertinent part, that equity interests in a non-U.S. corporation will be considered to be “primarily traded” on an established securities market in a given country if the number of units of each class of equity relied upon to meet the “regularly traded” test that are traded during any taxable year on all established securities markets in that country exceeds the number of units in each such class that are traded during that year on established securities markets in any other single country. Equity of a non-U.S. corporation will be considered to be “regularly traded” on an established securities market under the Section 883 Regulations if one or more classes of equity of the corporation that, in the aggregate, represent more than 50% of the total combined voting power and value of the non-U.S. corporation are listed on such market and certain trading volume requirements are met or deemed met as described below. For this purpose, if one or more “5% unitholders” (i.e., a unitholder holding, actually or constructively, at least 5% of the vote and value of a class of equity) own in the aggregate 50% or more of the vote and value of a class of equity (the “Closely Held Block”), such class of equity will not be counted towards meeting the “primarily and regularly traded” test (the “Closely Held Block Exception”).

We are organized under the laws of the Republic of The Marshall Islands. The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Consequently, our U.S. Source International Transportation Income (including, for this purpose, (i) any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes and (ii) any such income earned by subsidiaries that are corporations for U.S. federal income tax purposes, are organized in a jurisdiction that grants an Equivalent Exemption and whose outstanding stock is owned 50% or more by value by us) will be exempt from U.S. federal income taxation provided we meet the Publicly Traded Test. In addition, since our common units are only traded on the Nasdaq Global Market, which is considered to be an established securities market, our common units will be deemed to be “primarily traded” on an established securities market.

We believe we meet the trading volume requirements of the Section 883 Exemption because the pertinent regulations provide that trading volume requirements will be deemed to be met with respect to a class of equity traded on an established securities market in the United States where, as will be the case for our common units, the units are regularly quoted by dealers who regularly and actively make offers, purchases and sales of such units to unrelated persons in the ordinary course of business. Additionally, the pertinent regulations also provide that a class of equity will be considered to be “regularly traded” on an established securities market if (i) such class of stock is listed on such market, (ii) such class of stock is traded on such market, other than in minimal quantities, on at least 60 days during the taxable year or one sixth of the days in a short taxable year, and (iii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year, or as appropriately adjusted in the case of a short taxable year. We believe that trading of our common units has satisfied these conditions in the past, and we expect that such conditions will continue to be satisfied. Finally, we believe that our common units represent more than 50% of our voting power and value and accordingly we believe that our units should be considered to be “regularly traded” on an established securities market.

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

We expect that our units will not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception, because our partnership agreement provides that the voting rights of any 5% unitholders (other than our general partner and its affiliates, their transferees and persons who acquired such units with the approval of our board of directors) are limited to a 4.9% voting interest in us regardless of how many common units are held by that 5% unitholder. (The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote). If Capital Maritime and our general partner own 50% or more of our common units, they will provide the necessary documents to establish an exception to the application of the Closely Held Block Exception. This exception is available when shareholders residing in a jurisdiction granting an Equivalent Exemption and meeting certain other requirements own sufficient shares in the Closely Held Block to preclude shareholders who have not met such requirements from owning 50% or more of the outstanding class of equity relied upon to satisfy the Publicly Traded Test.

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

The 4% Gross Basis Tax

If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4% U.S. federal income tax on the U.S. source portion of our U.S. Source International Transportation Income, without the benefit of deductions.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term U.S. Holder means a beneficial owner of our common units that is an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes), a corporation or other entity organized under the laws of the United States or its political subdivisions and classified as a corporation for U.S. federal income tax purposes, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

Distributions

Subject to the discussion of the rules applicable to PFICs below, any distributions made by us with respect to our common units to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units on a dollar-for-dollar basis and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common units generally will be treated as “passive” income from sources outside the United States for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends paid on our common units to a U.S. Holder who is an individual, trust or estate (or a U.S. Individual Holder) will be treated as qualified dividend income that is taxable to such U.S. Individual Holder at preferential rates applicable to long-term capital gain provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the Nasdaq Global Market on which our common units are traded); (ii) we are not a PFIC (which we do not believe we are, have been or will be, as discussed below); (iii) the U.S. Individual Holder has owned the common units for more than 60 days in the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a unit if the amount of the dividend is equal to or in excess of 10 percent of a unitholder’s adjusted basis (or fair market value in certain circumstances) in such unit. If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income”, then any loss derived by a U.S. Individual Holder from the sale or exchange of such units will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or other Disposition of Common Units

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such units. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations. Long-term capital gain of a U.S. Individual Holder is generally subject to tax at preferential rates.

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

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder”, the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed income. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common units and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing one copy of IRS Form 8621 with his U.S. federal income tax return and a second copy in accordance with the instructions to such form. If contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will attempt to provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our common units were treated as “marketable stock”, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common units at the end of the taxable year over such holder’s adjusted tax basis in the common units. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common units would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders not making a timely QEF or mark-to-market election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder”, would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units), and (2) any gain realized on the sale, exchange or other disposition of our common units. Under these special rules:

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

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, distributions we pay may be subject to U.S. federal income tax to the extent those distributions constitute income effectively connected with that Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income represented thereby is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Common Units

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

Backup Withholding and Information Reporting

In general, payments of distributions on our common units or the proceeds of a disposition of our common units to a U.S. Individual Holder will be subject to information reporting requirements. These payments also may be subject to backup withholding, if the U.S. Individual Holder:

•	fails to provide an accurate taxpayer identification number;
•	is notified by the IRS that he has failed to report all interest or corporate distributions required to be shown on its U.S. federal income tax returns; or
•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments within the United States by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable. Backup withholding is not an additional tax. Rather, a common unitholder generally may obtain a credit for any amount withheld against his liability for U.S. federal income tax (and a refund of any amounts withheld in excess of such liability) by filing a return with the IRS.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

We have filed with the SEC a registration statement on Form F-1, a registration statement on Form F-4 and two registration statements on Form F-3 regarding our common units. This Annual Report does not contain all of the information found in these registration statements. For further information regarding us and our common units, you may wish to review the full registration statements, including their exhibits. The registration statements, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference room. Our registration statement can also be inspected and copied at the offices of the Nasdaq Global Market, One Liberty Plaza, New York, New York 10006.

I. Subsidiary Information

Please see Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2012.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

Our Risk Management Policy

Our policy is to continuously monitor our exposure to business risks, including the impact of changes in interest rates and currency rates as well as inflation on earnings and cash flows. We intend to assess these risks and, when appropriate, take measures to minimize our exposure to the risks.

Foreign Exchange Risk

We do not have a material currency exposure risk. We generate all of our revenues in U.S. Dollars and incur less than 5% of our expenses in currencies other than U.S. Dollars. For accounting purposes, expenses incurred in currencies other than the U.S. Dollar are translated into U.S. Dollars at the exchange rate prevailing on the date of each transaction. As of December 31, 2012, less than 5% of liabilities were denominated in currencies other than U.S. Dollars (mainly in Euros). These liabilities were translated into U.S. Dollars at the exchange rate prevailing on December 31, 2012. We have not hedged currency exchange risks and our operating results could be adversely affected as a result.

Interest Rate Risk

The international tanker industry is capital intensive, requiring significant amounts of investment, a significant portion of which is provided in the form of long-term debt. Our current debt contains interest rates that fluctuate with LIBOR. Our credit facilities of $370.0 million and $350.0 million each bear an interest margin of 2% and 3% per annum over US$ LIBOR. Our credit facility of $25.0 million bears an interest margin of 3.25% per annum over US$ LIBOR Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise.

Currently we have three interest rate swap agreements of $59.1 million that will expire in March 2013. During 2012 nine interest rate swap agreements expired and two were closed out. The swapped portion under our credit facilities would not be affected by changes in LIBOR during the swapped period. However, as a result of a market disruption in determining the cost of funds for our banks, any increases by the banks to their “funding costs” under our agreements will lead to proportional increases in the relevant interest amounts interest payable under our agreement on a quarterly basis. An increase of 1% in our interest rate will cause interest expense to increase by $4.6 million. Please refer to “Item 5B: Liquidity and Capital Resources—Revolving Credit Facilities” for more information on the specific rates we have entered into under each swap agreement.

Please read Note 2 (Significant Accounting Policies), Note 7 (Long-Term Debt) and Note 8 (Financial Instruments) to our Financial Statements included herein, which provide additional information with respect to our derivative financial instruments and existing debt agreements.

Concentration of Credit Risk

Financial instruments which potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents, interest rate swap agreements, and trade accounts receivable. We place our cash and cash equivalents, consisting mostly of deposits, and enter into interest rate swap agreements with creditworthy financial institutions as rated by qualified rating agencies. For the years ended December 31, 2012, 2011, and 2010, 68%, 56%, and 60% of our revenues, respectively, were derived from two charterers. We do not obtain rights to collateral to reduce our credit risk. Please refer to “Item 5B: Liquidity and Capital Resources—Revolving Credit Facilities” for more information on our interest rate swap agreements.

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

Item 15. Controls and Procedures.

a. Disclosure Controls and Procedures

As of December 31, 2012, our management (with the participation of the chief executive officer and chief financial officer of our general partner) conducted an evaluation pursuant to Rule 13a-15(b) and 15d-15 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures. Our management, including the chief executive and chief financial officer of our general partner, recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the partnership have been detected. Further, in the design and evaluation of our disclosure controls and procedures our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

However, based on this evaluation, the chief executive officer and chief financial officer of our general partner concluded that as of December 31, 2012, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including the chief executive officer and chief financial officer of our general partner, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management believes that our internal control over financial reporting was effective as of December 31, 2012.

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

c. Attestation Report of the Registered Public Accounting Firm.

To the Board of Directors and Unitholders of Capital Product Partners L.P., Majuro, Republic of the Marshall Islands

We have audited the internal control over financial reporting of Capital Product Partners L.P. (the “Partnership”) as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.

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

In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Partnership and our report dated February 5, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Hadjipavlou, Sofianos, & Cambanis S.A.

Athens, Greece

February 5, 2013

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

Item 16B. Code of Ethics.

Our board of directors has adopted a Code of Business Conduct and Ethics that includes a Code of Ethics (the “Code”) that applies to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions, including employees of our manager, Capital Ship Management Corp. This document is available under “Corporate Governance” in the Investor Relations area of our web site (www.capitalpplp.com). We will also provide a hard copy of our Code free of charge upon written request. We intend to disclose, under “Corporate Governance” in the Investor Relations area of our web site, any waivers to or amendments of the Code for the benefit of any of our directors and executive officers within five business days of such waiver or amendment.

Item 16C. Principal Accountant Fees and Services.

Our principal accountant for 2012 and 2011 was Deloitte. The following table shows the fees we paid or accrued for audit services provided by Deloitte for these periods (in thousands of U.S. Dollars).

Fees	2012	2011
Audit Fees(1)	$478.6	$565.0
Audit-Related Fees	–	–
Tax Fees(2)	30.1	35.1

Total	$508.7	$600.1

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

Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2012 and 2011.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

In May 2012 we announced an agreement to issue $140.0 million of Class B Units to a group of investors including amongst others, Capital Maritime. As of June 6, 2012, we had completed the issuance and sale of 15,555,554 Class B Units, of which 3,433,333 were issued to Capital Maritime. During the year ended December 31, 2012, neither the issuer nor any affiliated persons purchased any equity securities registered by the issuer pursuant to section 12 of the Exchange Act. As of December 31, 2012, the Marinakis family, including Evangelos M. Marinakis, our chairman, may be deemed to beneficially own a 30.3% interest in us through its beneficial ownership, amongst others, of Capital Maritime, and of Crude Carriers Investments.

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

PART III

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Description
1.1	Certificate of Limited Partnership of Capital Product Partners L.P. (1)
1.2	First Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. (2)
1.3	Amendment to Capital Product Partners Amended and Restated Agreement of Limited Partnership (7)
1.4	Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. dated February 22, 2010 (8)
1.5	Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. dated September 30, 2011 (9)
1.6	Second Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. dated September 30, 2011 (15)
1.7	Certificate of Formation of Capital GP L.L.C. (1)
1.8	Limited Liability Company Agreement of Capital GP L.L.C. (1)
1.9	Certificate of Formation of Capital Product Operating GP L.L.C. (1)
4.1	Revolving $370.0 Million Credit Facility dated March 22, 2007 (1)
4.2	First Supplemental Agreement to Revolving $370.0 million Credit Facility dated September 19, 2007 (3)
4.3	Second Supplemental Agreement to Revolving $370.0 Million Credit Facility dated June 11, 2008 (4)
4.4	Third Supplemental Agreement to Revolving $370.0 Million Credit Facility dated April 7, 2009 (7)
4.5	Fourth Supplemental Agreement to Revolving $370.0 Million Credit Facility dated April 8, 2009 (7)
4.6	Fifth Supplemental Agreement to Revolving $370.0 Million Credit Facility dated October 2, 2009 (7)
4.7	Sixth Supplemental Agreement to Revolving $370.0 Million Credit Facility dated June 30, 2010 (10)
4.8	Seventh Supplemental Agreement to Revolving $370.0 Million Credit Facility dated November 30, 2010 (10)

4.9	Eighth Supplemental Agreement to Revolving $370.0 Million Credit Facility dated December 23, 2011 (14)
4.10	Ninth Supplemental Agreement to Revolving $370.0 Million Credit Facility dated May 21, 2012 (15)
4.11	Revolving $350.0 Million Credit Facility dated March 19, 2008 (3)
4.12	First Supplemental Agreement to Revolving $350.0 million Credit Facility dated October 2, 2009 (7)
4.13	Second Supplemental Agreement to Revolving $350.0 million Credit Facility dated June 30, 2010 (10)
4.14	Third Supplemental Agreement to Revolving $350.0 million Credit Facility dated May 21, 2012 (15)
4.15	Fourth Supplemental Agreement to Revolving $350.0 million Credit Facility dated December 21, 2012
4.16	Loan Agreement with Emporiki Bank Of Greece S.A. dated June 9, 2011 (14)
4.17	Supplemental Letter to Loan Agreement with Emporiki Bank of Greece S.A. dated May 21, 2012 (15)
4.18	Omnibus Agreement (1)
4.19	Amended and Restated Omnibus Agreement dated September 30, 2011(9)
4.20	Management Agreement with Capital Ship Management (1)
4.21	Amendment 1 to Management Agreement with Capital Ship Management dated September 24, 2007 (3)
4.22	Amendment 2 to Management Agreement with Capital Ship Management dated March 27, 2008 (3)
4.23	Amendment 3 to Management Agreement with Capital Ship Management dated April 30, 2008 (4)
4.24	Amendment 4 to Management Agreement with Capital Ship Management dated April 7, 2009 (7)
4.25	Amendment 5 to Management Agreement with Capital Ship Management dated April 13, 2009 (7)
4.26	Amendment 6 to Management Agreement with Capital Ship Management dated April 30, 2009 (7)
4.27	Amendment 7 to Management Agreement with Capital Ship Management dated March 1, 2010 (10)
4.28	Amendment 8 to Management Agreement with Capital Ship Management dated June 30, 2010 (10)
4.29	Amendment 9 to Management Agreement with Capital Ship Management dated August 13, 2010 (10)
4.30	Amended and Restated Management Agreement with Capital Ship Management dated January 1, 2012 (14)
4.31	Floating Rate Management Agreement with Capital Ship Management Corp. dated June 9, 2011(14)
4.32	Amendment 1 to Floating Rate Management Agreement with Capital Ship Management Corp. dated August 4, 2011 (14)
4.33	Amendment 2 to Floating Rate Management Agreement with Capital Ship Management Corp. dated December 5, 2011 (14)
4.34	Amendment 3 to Floating Rate Management Agreement with Capital Ship Management Corp. dated April 18, 2012
4.35	Amendment 4 to Floating Rate Management Agreement with Capital Ship Management Corp. dated June 13, 2011
4.36	Amendment 5 to Floating Rate Management Agreement with Capital Ship Management Corp. dated August 26, 2012
4.37	Amendment 6 to Floating Rate Management Agreement with Capital Ship Management Corp. dated September 15, 2012
4.38	Amendment 7 to Floating Rate Management Agreement with Capital Ship Management Corp. dated December 22, 2012
4.39	Amendment 8 to Floating Rate Management Agreement with Capital Ship Management Corp. dated December 24, 2012
4.41	Administrative Services Agreement with Capital Ship Management (1)
4.42	Amendment 1 to Administrative Services Agreement with Capital Ship Management Corp. dated April 2, 2012
4.43	Contribution and Conveyance Agreement for Initial Fleet (1)
4.44	Share Purchase Agreement for 2007 and 2008 Vessels (1)
4.45	Share Purchase Agreement for M/T Attikos dated September 24, 2007 (3)
4.46	Share Purchase Agreement for M/T Amore Mio II dated March 27, 2008 (3)
4.47	Share Purchase Agreement for M/T Aristofanis dated April 30, 2008 (4)
4.48	Share Purchase Agreement for M/T Agamemnon II dated April 3, 2009 (7)
4.49	Share Purchase Agreement for M/T Ayrton II dated April 12, 2009 (7)
4.50	Share Purchase Agreement for M/T Atrotos (El Pipila) dated February 22, 2010 (10)

4.51	Share Purchase Agreement for M/T Alkiviadis dated June 30, 2010 (10)
4.52	Share Purchase Agreement for M/T Assos (Insurgentes) dated August 13, 2010 (10)
4.53	Share Purchase Agreement for M/V Cape Agamemnon dated June 9, 2011 (14)
4.54	Share Purchase Agreement for M/T Archimidis dated December 22, 2012
4.55	Share Purchase Agreement for M/T Agamemnon dated December 22, 2012
4.56	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan dated April 29, 2008 (5)
4.57	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan amended July 22, 2010 (10)
4.58	Crude Carriers Corp. Equity Incentive Plan dated March 1, 2010 (11)
4.59	Form of Management Agreement between Crude Carriers Corp. and Capital Ship Management Corp. (11)
4.60	Amendment No.1 to Crude Carriers Management Agreement dated August 5, 2010 (12)
4.61	Amendment No.2 to Crude Carriers Management Agreement dated August 6, 2010 (12)
4.62	Form of Share Purchase Agreement between Crude Carriers Corp. and Capital Maritime & Trading Corp. for Cooper Consultants Co. (11)
4.63	Form of Share Purchase Agreement between Crude Carriers Corp. and Capital Maritime & Trading Corp. for Alexander the Great Carriers Corp. (11)
4.64	Form of Share Purchase Agreement between Crude Carriers Corp. and Capital Maritime & Trading Corp. for Achilleas Carriers Corp. (11)
4.65	Memorandum of Agreement for acquisition of M/T Amoureux dated April 19, 2010 (12)
4.66	Memorandum of Agreement for acquisition of M/T Aias dated April 19, 2010 (12)
4.67	Form Restricted Unit Award of Capital Product Partners L.P. (10)
4.68	Agreement between Capital Product Partners and Capital GP L.L.C. dated January 30, 2009 (6)
4.69	Agreement and Plan of Merger by and among Capital Product Partners L.P., Capital GP L.L.C., Poseidon Project Corp. and Crude Carriers Corp., dated as of May 5, 2011. (13)
4.70	Subscription Agreement dated May 11, 2012 (15)
4.71	Registration Rights Agreement dated May 22, 2012 (15)
4.72	Subscription Agreement dated June 6, 2012 (16)
4.73	Registration Rights Agreement dated June 6, 2012 (16)
8.1	List of Subsidiaries of Capital Product Partners L.P.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Financial Officer
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

15.1	Consent of Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
15.2	Consent of Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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

(12)	Previously filed as an exhibit to Crude Carriers Corp.’s Annual Report on Form 20-F for the year ended December 31, 2010 and filed with the SEC on April 18, 2010.
(13)	Previously filed as a Current Report on Form 6-K with the SEC on May 9, 2011.
(14)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 and filed with the SEC on February 13, 2011.
(15)	Previously furnished as a Current Report on Form 6-K with the SEC on May 23, 2012.
(16)	Previously furnished as a Current Report on Form 6-K with the SEC on June 6, 2012.

*	Furnished only and not filed

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

Dated: February 5, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of Capital Product Partners L.P., Majuro, Republic of the Marshall Islands.

We have audited the accompanying consolidated balance sheets of Capital Product Partners L.P. (the “Partnership”) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive (loss)/income, changes in partners’ capital/ stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Capital Product Partners L.P. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 5, 2013 expressed an unqualified opinion on the Partnership’s internal control over financial reporting.

/s/ Deloitte Hadjipavlou, Sofianos, & Cambanis S.A.

Athens, Greece

February 5, 2013

Capital Product Partners L.P.

Consolidated Balance Sheets

(In thousands of United States Dollars, except number of units)

	December 31, 2012		December 31, 2011
Assets
Current assets
Cash and cash equivalents	$	43,551	$	53,370
Trade accounts receivable, net		2,346		3,415
Prepayments and other assets		1,259		1,496
Inventories		2,333		4,010

Total current assets		49,489		62,291

Fixed assets
Vessels, net (Note 5)		959,550		1,073,986

Total fixed assets		959,550		1,073,986

Other non-current assets
Trade accounts receivable, net		848		-
Above market acquired charters (Note 6)		47,720		51,124
Deferred charges, net		2,021		2,138
Restricted cash (Notes 2, 7)		10,500		6,750

Total non-current assets		1,020,639		1,133,998

Total assets	$	1,070,128	$	1,196,289

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt (Note 7)	$	-	$	18,325
Trade accounts payable		4,776		8,460
Due to related parties (Note 4)		17,447		10,572
Derivative instruments (Note 8)		467		8,255
Accrued liabilities (Note 9)		2,781		2,286
Deferred revenue (Note 4)		10,302		7,739

Total current liabilities		35,773		55,637

Long-term liabilities
Long-term debt (Note 7)		458,365		615,255
Deferred revenue		2,162		3,649
Derivative instruments (Note 8)		-		4,422

Total long-term liabilities		460,527		623,326

Total liabilities		496,300		678,963

Commitments and contingencies (Note 16)		-		-
Partners’ capital
General Partner		9,049		11,005
Limited Partners - Common (69,372,077 units issued and outstanding at December 31, 2012 and 2011)		425,497		517,545
Limited Partners - Preferred (15,555,554 Class B units issued and outstanding at December 31, 2012)		139,744		–
Accumulated other comprehensive loss (Notes 2, 8)		(462)		(11,224)

Total partners’ capital		573,828		517,326

Total liabilities and partners’ capital	$	1,070,128	$	1,196,289

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Comprehensive (Loss) / Income

(In thousands of United States Dollars, except number of units and net (loss) / income per unit)

	For the years ended December 31,
		2012		2011		2010
Revenues	$	84,012	$	98,517	$	113,562
Revenues – related party (Note 4)		69,938		31,799		11,030
Total revenues		153,950		130,316		124,592
Expenses:
Voyage expenses (Note 10)		5,114		11,565		7,009
Voyage expenses – related party (Notes 4, 10)		554		165		—
Vessel operating expenses – related party (Notes, 4, 10)		23,634		30,516		30,261
Vessel operating expenses (Note 10)		22,126		4,949		1,034
General and administrative expenses (Note 4)		9,159		10,609		3,506
Gain on sale of vessels to third parties (Note 5)		(1,296)		—		—
Depreciation (Note 5)		48,235		37,214		31,464
Vessels’ impairment charge (Note 5)		43,178		—		—
Operating income		3,246		35,298		51,318
Non operating income (expense), net:
Gain from bargain purchase (Note 3)		—		82,453		—
Other income (expense):
Interest expense and finance cost		(26,658)		(33,820)		(33,259)
Gain on interest rate swap agreement (Note 8)		1,448		2,310		—
Interest and other income		775		879		860
Total other expense, net		(24,435)		(30,631)		(32,399)
Partnership’s Net (loss) / income		(21,189)		87,120		18,919
Less:
Net income attributable to CMTC operations		—		—		983
Net (loss) / income	$	(21,189)	$	87,120	$	17,936
Preferred unit holders’ interest in Partnership’s net income		10,809		—		—
General Partner’s interest in Partnership’s net (loss) / income	$	(640)	$	1,742	$	359
Common unit holders’ interest in Partnership’s net (loss) / income	$	(31,358)	$	85,378	$	17,577
Limited Partner’s net (loss) / income per (Note 15):
• Common units (basic and diluted)	$	(0.46)	$	1.78	$	0.54
Weighted-average units outstanding:
• Common units (basic and diluted)		68,256,072		47,138,336		32,437,314

Comprehensive (loss)/ income:
Partnership’s net (loss)/ income	$	(21,189)	$	87,120	$	18,919
Other Comprehensive income:
Unrealized gain on derivative instruments (Note 8)		10,762		17,518		4,426
Comprehensive (loss)/income:	$	(10,427)	$	104,638	$	23,345

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Changes in Partners’ Capital/ Stockholders’ Equity

(In thousands of United States Dollars)

	Common Stockholders’ Equity	General Partner	Common	Total	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2010	$31,224	$3,803	$186,493	$190,296	$(33,168)	$188,352
Dividends declared and paid to unitholders (Note 13)		(674)	(32,991)	(33,665)		(33,665)
Issuance of Partnership units (Note 13)		2,305	101,297	103,602		103,602
Equity compensation expense (Note 14)			782	782		782
Net income attributable to CMTC	983					983
Equity of contributed companies retained by CMTC (Note 13)	(32,207)					(32,207)
Partnership’s net income		359	17,577	17,936		17,936

Excess of purchase price over acquired assets (Note 1)		(209)	(10,240)	(10,449)		(10,449)
Other Comprehensive Income (Note 8)					4,426	4,426
Balance at December 31, 2010	$-	$5,584	$262,918	$268,502	$(28,742)	$239,760

Capital Product Partners L.P.

Consolidated Statements of Changes in Partners’ Capital/ Stockholders’ Equity - Continued

(In thousands of United States Dollars)

	General Partner	Common	Total	Accumulated Other Comprehensive Loss	Totals
Balance at December 31, 2010	$5,584	$262,918	$268,502	$(28,742)	$239,760
Dividends declared and paid to unitholders (Note13)	(902)	(44,214)	(45,116)		(45,116)
Issuance of Partnership’s units for business acquisition – of Crude (Note 3)	3,111	152,448	155,559		155,559
Issuance of Partnership units for business acquisition – of Patroklos Marine Corp. (Note 3)	1,470	57,055	58,525		58,525
Partnership’s net income	1,742	85,378	87,120		87,120
Fair value of Crude’s equity incentive plan attributable to precombination services (Note 3)	—	1,505	1,505		1,505
Equity compensation expense (Note 14)	—	2,455	2,455		2,455
Other comprehensive income (Note 8)				17,518	17,518
Balance at December 31, 2011	$11,005	$517,545	528,550	$(11,224)	$517,326

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Changes in Partners’ Capital/ Stockholders’ Equity - Continued

(In thousands of United States Dollars)

	General Partner	Common Unitholders	Preferred Unitholders	Total	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2011	$11,005	$517,545	$—	$528,550	$(11,224)	$517,326
Distributions declared (distributions per common and preferred unit) (Note 13)	(1,316)	(64,516)	(7,484)	(73,316)		(73,316)
Partnership’s net (loss) / income	(640)	(31,358)	10,809	(21,189)		(21,189)
Issuance of preferred units (Note 13)	—	—	136,419	136,419		136,419
Equity compensation expense (Note 14)	—	3,826	—	3,826		3,826
Other comprehensive income (Note 8)					10,762	10,762
Balance at December 31, 2012	$9,049	$425,497	$139,744	$574,290	$(462)	$573,828

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Cash flows

(In thousands of United States Dollars)

	For the years ended December 31,
	2012	2011	2010

Cash flows from operating activities:
Net (loss) / income	$(21,189)	$87,120	$18,919
Adjustments to reconcile net (loss) / income to net cash provided by operating activities :
Vessel depreciation	48,235	37,214	31,464
Vessel impairment (Notes 3, 5)	43,178	—	—
Gain from bargain purchase	—	(82,453)	—
Amortization of deferred charges	480	809	552
Amortization of above market acquired charters (Note 6)	7,904	5,489	938
Equity compensation expense (Note 14)	3,826	2,455	782
Gain on interest rate swap agreement (Note 8)	(1,448)	(2,310)	—
Gain on sale of vessels to third parties (Note 5)	(1,296)	—	—
Changes in operating assets and liabilities:
Trade accounts receivable	221	7,211	(2,717)
Due from related parties	—	2	6
Prepayments and other assets	237	(589)	230
Inventories	1,677	5,576	237
Trade accounts payable	(5,594)	(4,600)	118
Due to related parties	7,009	(4,507)	(570)
Accrued liabilities	480	(247)	(409)
Deferred revenue	1,078	5,369	501

Net cash provided by operating activities	84,798	56,539	50,051

Cash flows from investing activities:
Vessel acquisitions and improvements (Notes 3, 5)	(1,614)	(27,003)	(99,842)
Acquisition of above market bare-boat charter (Note 6)	—	—	(9,000)
Additions to restricted cash	(3,750)	(1,500)	(750)
Proceeds from sale of vessels (Notes 3, 5)	21,299	—	—
Cash and cash equivalents acquired in business acquisition	—	11,847	—
Purchase of short term investments	—	—	(81,729)
Maturity of short term investments	—	—	112,119

Net cash provided by / (used in) investing activities	15,935	(16,656)	(79,202)

Cash flows from financing activities:
Proceeds from issuance of Partnership units (Note 3)	140,000	1,470	105,273
Expenses paid for issuance of Partnership units	(1,673)	—	(1,533)
Proceeds from issuance of long-term debt (Note 7)	—	159,580	—
Payments of long-term debt (Note 7)	(175,215)	(134,580)	—
Payments of related-party debt/financing	—	—	(1,556)
Loan issuance costs	(348)	(338)	—
Excess of purchase price over book value of vessels acquired from entity under common control	—	—	(10,449)
Dividends paid	(73,316)	(45,116)	(33,665)

Net cash (used in) provided by financing activities	(110,552)	(18,984)	58,070

Net (decrease) / increase in cash and cash equivalents	(9,819)	20,899	28,919

Cash and cash equivalents at beginning of period	53,370	32,471	3,552

Cash and cash equivalents at end of period	43,551	53,370	32,471

Supplemental Cash Flow Information
Cash paid for interest	$25,864	$32,210	$31,860
Non-Cash Investing and Financing Activities
Fair value of vessels purchased, M/V Archimidis and M/V Agamemnon (Note 3, 5)	$133,000	—	—
Fair value of vessels sold, M/T Alexander the Great and M/T Achilleas, reduced by the net cash consideration received (Note 3, 5)	$(137,500)	—	—
Acquisition of above market time charter (Notes 3, 6)	$4,500	$48,551	—
Net liabilities assumed by CMTC upon contribution of vessels to the Partnership (Note 12)	—	—	$31,844
Units issued to acquire Patroklos (Note 3)	—	$57,055	—
Capital expenditures included in liabilities	$134	$252	$175
Reduction in deferred offering expenses	—	—	$107
Offering expenses included in liabilities	$1,908	—	$31
Crude’s net assets at the completion of the business acquisition (Note 12)	—	$211,144	—
Units issued to acquire Crude (Note 3)	—	$155,559	—
Fair value of Crude’s Equity Incentive Plan attributable to pre combination services (Note 3)	—	$1,505	—

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

1.	Basis of Presentation and General Information

Capital Product Partners L.P. (the “Partnership”) was formed on January 16, 2007, under the laws of the Marshall Islands. The Partnership is an international shipping company. Its fleet of twenty five modern high specification vessels consists of four Suezmax crude oil tankers, eighteen modern medium range tankers all of which are classed as IMO II/III vessels, two post panamax container carrier vessels and one capesize bulk carrier. Its vessels are capable of carrying a wide range of cargoes, including crude oil, refined oil products, such as gasoline, diesel, fuel oil and jet fuel, edible oils and certain chemicals such as ethanol as well as dry cargo and containerized goods under short-term voyage charters and medium to long-term time and bareboat charters.

The consolidated financial statements include the following vessel-owning companies and operating companies which were all incorporated or formed under the laws of the Marshall Islands and Liberia.

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	DWT	Date acquired by the Partnership	Date acquired by CMTC
Capital Product Operating GP LLC	01/16/2007	—	—	—	—

Crude Carriers Corp.(6)	10/29/2009	—	—	09/30/2011	—

Crude Carriers Operating Corp. (6)	01/21/2010	—	—	09/30/2011	—

Shipping Rider Co.	09/16/2003	M/T Atlantas (M/T British Ensign) (1)	36,760	04/04/2007	04/26/2006

Canvey Shipmanagement Co.	03/18/2004	M/T Assos (M/T Insurgentes) (1),(4)	47,872	08/16/2010 04/04/2007	05/17/2006

Centurion Navigation Limited	08/27/2003	M/T Aktoras (M/T British Envoy) (1)	36,759	04/04/2007	07/12/2006

Polarwind Maritime S.A.	10/10/2003	M/T Agisilaos (1)	36,760	04/04/2007	08/16/2006

Carnation Shipping Company	11/10/2003	M/T Arionas (1)	36,725	04/04/2007	11/02/2006

Apollonas Shipping Company	02/10/2004	M/T Avax (1)	47,834	04/04/2007	01/12/2007

Tempest Maritime Inc.	09/12/2003	M/T Aiolos (M/T British Emissary) (1)	36,725	04/04/2007	03/02/2007

Iraklitos Shipping Company	02/10/2004	M/T Axios (1)	47,872	04/04/2007	02/28/2007

Epicurus Shipping Company	02/11/2004	M/T Atrotos (M/T El Pipila) (2),(5)	47,786	03/01/2010 05/08/2007	05/08/2007

Laredo Maritime Inc.	02/03/2004	M/T Akeraios (2)	47,781	07/13/2007	07/13/2007

Lorenzo Shipmanagement Inc.	05/26/2004	M/T Apostolos (2)	47,782	09/20/2007	09/20/2007

Splendor Shipholding S.A.	07/08/2004	M/T Anemos I (2)	47,782	09/28/2007	09/28/2007

Ross Shipmanagement Co.	12/29/2003	M/T Attikos (3),(7)	12,000	09/24/2007	01/20/2005

Sorrel Shipmanagement Inc.	02/07/2006	M/T Alexandros II (M/T Overseas Serifos) (2)	51,258	01/29/2008	01/29/2008

Baymont Enterprises Incorporated	05/29/2007	M/T Amore Mio II (3)	159,982	03/27/2008	07/31/2007

Forbes Maritime Co.	02/03/2004	M/T Aristofanis (3),(8)	12,000	04/30/2008	06/02/2005

Wind Dancer Shipping Inc.	02/07/2006	M/T Aristotelis II (M/T Overseas Sifnos) (2)	51,226	06/17/2008	06/17/2008

Belerion Maritime Co.	01/24/2006	M/T Aris II (M/T Overseas Kimolos) (2)	51,218	08/20/2008	08/20/2008

Mango Finance Corp.	07/14/2006	M/T Agamemnon II (3), (4)	51,238	04/07/2009	11/24/2008

Navarro International S.A.	07/14/2006	M/T Ayrton II (3), (5)	51,238	04/13/2009	04/10/2009

Adrian Shipholding Inc.	06/22/2004	M/T Alkiviadis (3)	36,721	06/30/2010	03/29/2006

Patroklos Marine Corp.	06/17/2008	M/V Cape Agamemnon	179,221	06/09/2011	01/25/2011

Cooper Consultants Co. renamed to Miltiadis M II Carriers Corp.	04/06/2006	M/T Miltiadis M II (6)	162,000	09/30/2011	04/26/2006

Alexander the Great Carriers Corp.	01/26/2010	M/T Alexander The Great (6),(9)	297,958	09/30/2011	03/26/2010

Achilleas Carriers Corp.	01/26/2010	M/T Achilleas (6),(9)	297,863	09/30/2011	06/25/2010

Amoureux Carriers Corp.	04/14/2010	M/T Amoureux (6)	150,000	09/30/2011	—

Aias Carriers Corp.	04/14/2010	M/T Aias (6)	150,000	09/30/2011	—

Agamemnon Container Carrier Corp.	04/19/2012	M/V Agamemnon (9)	103,773	12/22/2012	06/28/2012

Archimidis Container Carrier Corp.	04/19/2012	M/V Archimidis (9)	103,773	12/22/2012	06/22/2012

Miltiadis M II Corp.	08/28/2012	-	-	-	-

(1)	Initial Vessels acquired from Capital Maritime & Trading Corp. (“CMTC”) upon consummation of the Partnership’s Initial Public Offering (“IPO”) which was completed on April 3, 2007.
(2)	Committed Vessels (the Partnership committed to acquire these vessels from CMTC upon consummation of the IPO).
(3)	Non-Contracted Vessels (vessels acquired from CMTC that were neither initial nor committed vessels).
(4)	Was acquired on April 4, 2007, on April 7, 2009 was exchanged with the M/T Agamemnon II and was reacquired on August 16, 2010.
(5)	Was acquired on May 8, 2007, on April 13, 2009 was exchanged with the M/T Ayrton II and was reacquired on March 1, 2010.
(6)	Were acquired upon the completion of the business acquisition of Crude Carriers Corp. (“Crude”).
(7)	Was sold on February 14, 2012.
(8)	Was sold on April 4, 2012.
(9)	On December 22, 2012 the M/T Alexander the Great and the M/T Achilleas were exchanged with the M/V Archimidis and the M/V Agamemnon respectively.

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

2. Significant Accounting Policies

(a)

Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and include the accounts of the legal entities comprising the Partnership as discussed in Note 1. Intra-group balances and transactions have been eliminated upon consolidation. Balances and transactions with CMTC and its affiliates have not been eliminated, but are presented as balances and transactions with related parties. The Partnership’s consolidated financial statements have been prepared after giving retroactive effect to the combination of entities under common control since July 22, 2010 as described in Note 1 to the consolidated financial statements.

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

(c)

Other Comprehensive Income: The Partnership separately records certain transactions directly as components of partners’ capital / stockholders’ equity. For the years ended December 31, 2012 and 2011 other comprehensive income is comprised of changes in fair value of interest rate swaps that qualify as cash flow hedges and the amortization of the accumulated other comprehensive loss attributable to interest rate swaps that do not qualify as cash flow hedges. For the year ended December 31, 2010 other comprehensive income is solely comprised of changes in fair values of interest rate swaps that qualify as cash flow hedges (Note 8).

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

All of the Partnership’s time charters and bareboat charters are classified as operating leases. Revenues under operating lease arrangements are recognized when a charter agreement exists, charter rate is fixed and determinable, the vessel is made available to the lessee, and collection of the related revenue is reasonably assured. Revenues are recognized ratably on a straight line basis over the period of the respective time or bareboat charter. Revenues from profit sharing arrangements in time charters represent a portion of time charter equivalent (voyage income less direct expenses, divided by operating days), that exceeds the agreed base rate and are recognized in the period earned. Deferred revenue represents cash received in advance of being earned. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the rest as long term liability.

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

(e)

Foreign Currency Transactions: The functional currency of the Partnership is the U.S. Dollar because the Partnership’s vessels operate in international shipping markets that utilize the U.S. Dollar as the functional currency. The accounting records of the Partnership are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. Dollar, are translated into the functional currency using the exchange rate at that date. Gains or losses resulting from foreign currency transactions are included in interest and other income in the accompanying consolidated statements of comprehensive (loss) / income.

(f)

Cash and Cash Equivalents: The Partnership considers highly-liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

(g)

Restricted cash: For the Partnership to comply with debt covenants under its credit facilities, it must maintain minimum cash deposits. Such deposits are considered by the Partnership to be restricted cash. As of December 31, 2012 and 2011, restricted cash amounted to $10,500 and $6,750, respectively, and is presented under other non-current assets.

(h)

Trade Accounts Receivable, Net: The amount shown as trade accounts receivable primarily consists of earned revenue that has not been billed yet or that it has been billed but not yet collected. At each balance sheet date all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. As of December 31, 2012 allowance for doubtful accounts amounted to $54. No allowance for doubtful accounts was accounted for as of December 31, 2011.

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

In recent years market conditions as compared to previous years have changed significantly as a result of the global credit crisis and resulting slowdown in world trade. Charter rates decreased and values of assets were affected. The Partnership considered these market developments as indicators of potential impairment of the carrying amount of its assets. The Partnership has performed an undiscounted cash flow test based on US GAAP as of December 31, 2012 and 2011 determining undiscounted projected net operating cash flows for the vessels and comparing them to the vessels’ carrying values. In developing estimates of future cash flows, the Partnership made assumptions about future charter rates, utilization rates, vessel operating expenses, future dry docking costs and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations that are in line with the Partnership’s historical performance and expectations for the vessels’ utilization under the deployment strategy. Based on these assumptions, the Partnership determined that the undiscounted cash flows supported the vessels’ carrying amounts as of December 31, 2012 and 2011.

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

(m)

Deferred charges, net: are comprised mainly of fees paid to lenders for obtaining new loans or refinancing existing loans and are capitalized as deferred finance charges and amortized to “interest expense and finance cost” over the term of the respective loan using the effective interest rate method.

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

(o)

Concentration of Credit Risk: Financial instruments which potentially subject the Partnership to significant concentrations of credit risk consist principally of cash and cash equivalents, interest rate swaps, and trade accounts receivable. The Partnership places its cash and cash equivalents, consisting mostly of deposits, and enters into interest rate swap agreements with creditworthy financial institutions rated by qualified rating agencies. A limited number of financial institutions hold the Partnership’s cash. Most of the Partnership’s revenues were derived from a few charterers. For the year ended December 31, 2012, CMTC and British Petroleum Shipping Limited accounted for 45% and 23% of the Partnership’s total revenue, respectively. For the year ended December 31, 2011, British Petroleum Shipping Limited, CMTC, and Overseas Shipholding Group Inc. (“OSG”) accounted for 32%, 24% and 11% of the Partnership’s total revenue, respectively. For the year ended December 31, 2010 British Petroleum Shipping Limited, Morgan Stanley Capital Group Inc. and OSG accounted for 49%, 11% and 11% of total revenue, respectively. The Partnership does not obtain rights of collateral from its charterers to reduce its credit risk.

(p)

Fair Value of Financial Instruments: On January 1, 2008, the Partnership adopted the accounting guidance for Fair Value Measurements for financial assets and liabilities and any other assets and liabilities carried at fair value. This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The carrying value of trade receivables, due from related parties, due to related parties, accounts payable and current accrued liabilities approximates their fair value. The fair values of long-term variable rate bank loans approximate the recorded values, due to their variable interest and due to the fact the lenders have the ability to pass on their funding cost to the Partnership under certain circumstances, which reflects their current assessed risk. We believe the terms of our loans are similar to those that could be procured as of December 31, 2012. Interest rate swaps are recorded at fair value on the consolidated balance sheet.

(q)

Interest Rate Swap Agreements: The Partnership designates its derivatives based upon the intended use, and recognizes all derivatives as either assets or liabilities in the consolidated balance sheet and measures those instruments at fair value. Changes in the fair value of each derivative instrument are recorded depending on the intended use of the derivative and the resulting designation. For a derivative that does not qualify as a hedge, changes in fair value are recognized within the consolidated statements of comprehensive (loss) / income. For derivatives that qualify as cash flow hedges, the changes in fair value of the effective portion are recognized at the end of each reporting period in Other comprehensive income / (loss), until the hedged item is recognized in the consolidated statements of comprehensive (loss) / income. The ineffective portion of a derivative’s change in fair value is immediately recognized in the consolidated statements of comprehensive (loss) / income.

(r)

Net (Loss) / Income Per Limited Partner Unit: Basic net income per limited partner unit is calculated by dividing Partnership’s net income less net income allocable to preferred unit holders, general partner interest in net income (including incentive distribution rights) and net income allocable to unvested units by the weighted-average number of outstanding limited partner units during the period (Note 15). Diluted net income per limited partner unit reflects the potential dilution that could occur if securities or other contracts to issue limited partner units were exercised.

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

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

(u)

Omnibus Incentive Compensation Plan: Equity compensation expense represents vested and unvested units granted to employees and to non-employee directors, for their services as directors, as well as to non-employees and are included in general and administrative expenses in the consolidated statements of comprehensive (loss) / income. These units are measured at their fair value equal to the market value of the Partnership’s common units on the grant date. The units that contain a time-based service vesting condition are considered unvested units on the grant date and a total fair value of such units is recognized on a straight-line basis over the requisite service period. In addition, unvested awards granted to non-employees are measured at their then-current fair value as of the financial reporting dates until non-employees complete the service (Note 14).

(v)

Recent Accounting Pronouncements: There are no recent accounting pronouncements issued during 2012 whose adoption would have a material effect on the Partnership’s consolidated financial statements in the current year or expected to have an impact on future years.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Acquisitions

a. Agamemnon Container Carrier Corp. (M/V Agamemnon)

On December 22, 2012, the Partnership acquired the shares of Agamemnon Container Carrier Corp., the vessel owning company of the M/V Agamemnon, (“Agamemnon”), from CMTC in exchange for the shares of the Partnership’s wholly owned subsidiary Achilleas Carriers Corp., the vessel owning company of the M/T Achilleas (“Achilleas”) following the unanimous recommendation of the conflicts committee and the unanimous approval of the board of directors. The vessel at the time of her acquisition by the Partnership operated under a three year time charter, with A.P. Moller-Maersk A.S. (“Maersk”). The time charter commenced in June 2012 and the earliest expiry is in July 2015. Maersk has the option to extend the charter for up to an additional four years. The acquisition of Agamemnon was deemed accretive to the Partnership’s distributions.

The Partnership accounted for the acquisition of Agamemnon as an acquisition of a business. All assets and liabilities of Agamemnon except the vessel, necessary permits and time charter agreement, were retained by CMTC. Furthermore up to the date of the exchange of Achilleas Carriers Corp., all assets and liabilities of Achilleas, except the vessel, were retained by the Partnership. CMTC has also waived any compensation for the early termination of the charter of Achilleas. The purchase price of the acquisition has been allocated to the identifiable assets acquired.

•	Purchase Price

The total purchase consideration of $70,250 is comprised of:

a) $68,875 representing the fair value of Achilleas, and;

b) $1,375 representing the cash consideration paid to CMTC by the Partnership.

•	Acquisition related costs

Acquisition-related costs of approximately $5.0 are included in general and administrative expenses in the consolidated statements of comprehensive (loss) / income for the year ended December 31, 2012.

•	Purchase price allocation

The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition.

The fair value allocated to each class of identifiable assets of Agamemnon was calculated as follows:

As of December 22, 2012
Vessel	$68,000
Above market acquired time charter	$2,250

Identifiable assets	$70,250

Purchase price	$(70,250)

•	Identifiable intangible assets

The following table sets forth the component of the identifiable intangible asset acquired with the purchase of Agamemnon which is being amortized over its duration on a straight-line basis as a reduction of revenue:

Intangible assets	As of December 22, 2012	Duration of time charter acquired

Above market acquired time charter	$2,250	2.6 years

The fair value of the above market time charter acquired was determined as the difference between the time charter rate and market rate for comparable charter on the business combination date discounted at the WACC of approximately 11%.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Acquisitions – Continued

a. Agamemnon Container Carrier Corp. (M/V Agamemnon)

Total revenues and net income of Agamemnon since its acquisition by the Partnership were $318 and $185 respectively and included in the Partnership’s consolidated statements of comprehensive (loss) / income for the year ended December 31, 2012.

•	Pro Forma Financial Information

The supplemental pro forma financial information was prepared using the acquisition method of accounting and is based on the following:

•

The Partnership’s actual results of operations for the year ended December 31, 2012 excluding non recurring transactions such as Achilleas impairment charge of $21,614 (Note 5) as well as the actual results of operations of Achilleas for the period from January 1, 2012 to December 21, 2012 and actual acquisition related costs the Partnership incurred in connection with the acquisition of Agamemnon;

•

The Partnership’s actual results of operations for the year ended December 31, 2011 adjusted for non recurring transactions such as Achilleas impairment charge of $21,614 and actual acquisition related costs the Partnership incurred in connection with the acquisition of Agamemnon. Achilleas actual results of operations for the period from October 1, 2011 to December 31, 2011 have been excluded from the Partnership’s actual results of operations as the vessel owning company of Achilleas was a fully owned subsidiary of Crude Carriers which was merged with the Partnership on September 30, 2011 (Note 3d) and;

•

Pro forma results of operations of Agamemnon for the period from January 1, 2012 to December 21, 2012 and for the year ended December 31, 2011 as if Agamemnon was operating under post acquisition revenue and cost structure.

The combined results do not purport to be indicative of the results of the operations which would have resulted had the acquisition been effected at beginning of the applicable period noted above, or the future results of operations of the combined entity.

The following table summarizes total net revenues; net (loss) / income and net (loss) / income per common unit of the combined entity had the acquisition of Agamemnon occurred on January 1, 2011:

	For the year ended December 31,
	2012	2011
Total revenues	$154,227	$137,065
Partnership’s net income	2,210	72,508
Partnership’s net income available to preferred unit holders	10,809	-
General Partner’s interest in Partnership’s net (loss) / income	(172)	1,450
Common unit holders interest in Partnership’s net (loss) / income	$(8,427)	$71,058
Pro-forma weighted average of Partnership’s common units outstanding	68,256,072	47,138,336
Net (loss) / income per common unit (basic and diluted)	$(0.12)	$1.51

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Acquisitions – Continued

b. Archimidis Container Carrier Corp. (M/V Archimidis)

On December 22, 2012, the Partnership acquired the shares of Archimidis Container Carrier Corp., the vessel owning company of the M/V Archimidis, (“Archimidis”), from CMTC in exchange for the shares of the Partnership’s wholly owned subsidiary Alexander The Great Carriers Corp., the vessel owning company of the M/T Alexander The Great (“Alexander The Great”) following the unanimous recommendation of the conflicts committee and the unanimous approval of the board of directors. The vessel at the time of her acquisition by the Partnership operated under a three year time charter, with Maersk. The time charter commenced in November 2012 and the earliest expiry is in October 2015. Maersk has the option to extend the charter for up to an additional four years. The acquisition of Archimidis was deemed accretive to the Partnership’s distributions.

The Partnership accounted for the acquisition of Archimidis as an acquisition of a business. All assets and liabilities of Archimidis except the vessel, necessary permits and time charter agreement, were retained by CMTC. Furthermore up to the date of the exchange of Alexander the Great Carriers Corp., all assets and liabilities of Alexander the Great, except the vessel, were retained by the Partnership. CMTC has also waived any compensation for the early termination of the charter of Alexander the Great. The purchase price of the acquisition has been allocated to the identifiable assets acquired.

•	Purchase Price

The total purchase consideration of $67,250 is comprised of:

a) $68,875 representing the fair value of Alexander the Great and;

b) $1,625 representing the cash consideration the Partnership received by CMTC.

•	Acquisition related costs

Acquisition-related costs of approximately $5.0 are included in general and administrative expenses in the consolidated statements of comprehensive (loss) / income for the year ended December 31, 2012.

•	Purchase price allocation

The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition.

The fair value allocated to each class of identifiable assets of Archimidis was calculated as follows:

As of December 22, 2012
Vessel	$65,000
Above market acquired time charter	$2,250

Identifiable assets	$67,250

Purchase price	$(67,250)

•	Identifiable intangible assets

The following table sets forth the component of the identifiable intangible asset acquired with the purchase of Archimidis which is being amortized over its duration on a straight-line basis as a reduction of revenue:

Intangible assets	As of December 22, 2012	Duration of time charter acquired
Above market acquired time charter	$2,250	3.0 years

The fair value of the above market time charter acquired was determined as the difference between the time charter rate and market rate for comparable charter on the business combination date discounted at the WACC of approximately 11%.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Acquisitions – Continued

b. Archimidis Container Carrier Corp. (M/V Archimidis) – Continued

Total revenues and net income of Archimidis since its acquisition by the Partnership were $321 and $178 respectively and included in the Partnership’s consolidated statements of comprehensive (loss) / income for the year ended December 31, 2012.

•	Pro Forma Financial Information

The supplemental pro forma financial information was prepared using the acquisition method of accounting and is based on the following:

•

The Partnership’s actual results of operations for the year ended December 31, 2012 excluding non recurring transactions such as Alexander the Great impairment charge of $21,564 (Note 5) as well as the actual results of operations of Alexander the Great for the period from January 1, 2012 to December 21, 2012 and actual acquisition related costs the Partnership incurred in connection with the acquisition of Archimidis;

•

The Partnership’s actual results of operations for the year ended December 31, 2011 adjusted for non recurring transactions such as Alexander the Great impairment charge of $21,564 and actual acquisition related costs the Partnership incurred in connection with the acquisition of Archimidis. Alexander the Great actual results of operations for the period from October 1, 2011 to December 31, 2011 have been excluded from the Partnership’s actual results of operations as the vessel owning company of Alexander the Great was a fully owned subsidiary of Crude Carriers which was merged with the Partnership on September 30, 2011 (Note 3d) and;

•

Pro forma results of operations of Archimidis for the period from January 1, 2012 to December 21, 2012 and for the year ended December 31, 2011, as if Archimidis was operating under post acquisition revenue and cost structure.

The combined results do not purport to be indicative of the results of the operations which would have resulted had the acquisition been effected at beginning of the applicable period noted above, or the future results of operations of the combined entity.

The following table summarizes total net revenues; net (loss) / income and net (loss) / income per common unit of the combined entity had the acquisitions of Archimidis occurred on January 1, 2011:

	For the year ended December 31,
	2012	2011
Total revenues	$155,011	$139,890
Partnership’s net income	2,746	72,813
Partnership’s net income available to preferred unit holders	10,809	—
General Partner’s interest in Partnership’s net (loss) / income	(161)	1,456
Common unit holders interest in Partnership’s net (loss)/income	$(7,902)	$71,357
Pro-forma weighted average of Partnership’s common units outstanding	68,256,072	47,138,336
Net (loss)/income per common unit (basic and diluted)	$(0.12)	$1.51

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Acquisitions – Continued

c. Patroklos (M/V Cape Agamemnon)

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

Acquisition-related costs of approximately $409 are included in general and administrative expenses in the consolidated statements of comprehensive (loss) / income for the year ended December 31, 2011.

•	Purchase price allocation

The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition.

The fair value allocated to each class of identifiable assets of Patroklos and the gain from bargain purchase recorded as non operating income / (expense), net in the Partnership’s consolidated statements of comprehensive (loss) / income for the year ended December 31, 2011 was calculated as follows:

As of June 9, 2011
Vessel	$51,500
Above market acquired time charter	$48,551

Identifiable assets	$100,051

Purchase price	$(83,525)

Gain from bargain purchase	$16,526

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

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Acquisitions – Continued

c. Patroklos (M/V Cape Agamemnon) – Continued

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

Total revenues and net income of Patroklos since its acquisition by the Partnership were $5,305 and $2,899 respectively and included in the Partnership’s consolidated statements of comprehensive (loss) / income for the year ended December 31, 2011.

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

The combined results do not purport to be indicative of the results of the operations which would have resulted had the acquisition been effected at beginning of the applicable period noted above, or the future results of operations of the combined entity.

The following table summarizes total net revenues; net income and net income per common unit of the combined entity had the acquisitions of Patroklos occurred on July 28, 2010:

	For the year ended December 31
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

d. Crude

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

Acquisition-related costs of approximately $4,225 are included in general and administrative expenses in the consolidated statements of comprehensive (loss) / income for the year ended December 31, 2011.

•	Purchase price allocation

The allocation of the purchase price to all identifiable assets acquired and liabilities assumed was based on their estimated fair values at the date of acquisition.

The fair value allocated to each class of assets and liabilities of Crude and the gain from bargain purchase recorded as non operating income / (expense), net, in the Partnership’s consolidated statements of comprehensive (loss) / income for the year ended December 31, 2011 was calculated as follows:

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

•	the fair value adjustments for the five crude tanker vessels comprising Crude’s fleet on the day of the acquisition and;

•	the fair value attributable to precombination services of Crude’s Equity Incentive Plan awards included into the purchase consideration.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Acquisitions – Continued

d. Crude – Continued

After a subsequent review and reassessment of valuation methods and procedures of the $222,991 fair value amount for identifiable assets acquired and liabilities assumed, the Partnership concluded that its measurements for the identifiable assets acquired and liabilities assumed appropriately reflect consideration of all available information that existed as of the acquisition date. As a result of the merger and based on ASC Subtopic 805-30 the Partnership recorded a gain from bargain purchase of $65,927 in its consolidated statements of comprehensive (loss) / income as of the acquisition date.

Total revenues and net loss of Crude since its acquisition by the Partnership were $13,327 and $1,399 respectively and included in the Partnership’s consolidated statements of comprehensive (loss) / income for the year ended December 31, 2011.

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

The combined results do not purport to be indicative of the results of the operations which would have resulted had the acquisition been effected at beginning of the applicable period noted above, or the future results of operations of the combined entity.

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

The Manager has the right to terminate the Crude management agreement and, under certain circumstances, could receive substantial sums in connection with such termination. As of March 2012 this termination fee had been adjusted from $9,000 to $9,500.

All the above three agreements constitute the “Management Agreements”.

Under the terms of the fixed fee management agreement, the Manager charged the Partnership for additional fees and costs, relating to insurances deductibles, vetting, and repairs and spares that related to unforeseen events. For the years ended December 31, 2012, 2011 and 2010 such fees amounted to $1,850, $1,237 and $1,966, respectively. The 2011 charge includes a $710 adjustment in order to reflect the claim proceeds the Partnership received for one of its vessels, the M/T Attikos.

On April 4, 2007, the Partnership entered into an administrative services agreement with the Manager, pursuant to which the Manager will provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT, clerical, investor relations and other administrative services. Also the Partnership reimburses CGP for all expenses which are necessary or appropriate for the conduct of the Partnership’s business. The Partnership reimburses the Manager and CGP for reasonable costs and expenses incurred in connection with the provision of these services after the Manager submits to the Partnership an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. These expenses are included in general & administrative expenses in the consolidated statements of comprehensive (loss) / income.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with Related Parties – Continued

Balances and transactions with related parties consisted of the following:

Consolidated Balance Sheets	As of December 31, 2012	As of December 31, 2011
Liabilities:
Manager – payments on behalf of the Partnership (a)	$15,957	$8,138
Management fee payable to CSM (b)	1,490	2,434

Due to related parties	$17,447	$10,572

Deferred revenue – current (f)	4,637	4,225

Total liabilities	$22,084	$14,797

	For the year ended December 31,
Consolidated Statements of Comprehensive (Loss) / Income	2012	2011	2010
Revenues (c)	$69,938	$31,799	$11,030
Voyage expenses	554	165	—
Vessel operating expenses	23,634	30,516	30,261
General and administrative expenses (d)	3,092	1,630	1,103
Interest expense and finance cost (e)	—	—	210

(a) Manager - Payments on Behalf of Capital Product Partners L.P.: This line item includes the Manager payments it makes on behalf of the Partnership and its subsidiaries.

(b) Management fee payable to CSM: The amount outstanding as of December 31, 2012 and 2011 represents the management fee payable to CSM as a result of the Management Agreements the Partnership entered into with the Manager.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with Related Parties – Continued

(c) Revenues: The following table includes information regarding the charter agreements the Partnership entered into with CMTC during 2012 and 2011.

Vessel Name	Time Charter (TC) in years	Commencement of Charter	Termination or earliest expected redelivery	Gross (Net) Daily Hire Rate
M/T Agisilaos	1 TC	03/2010	03/2011	$12.0 ($11.9)
M/T Agisilaos	0.42 TC	03/2011	08/2011	$13.0 ($12.8)
M/T Agisilaos	1 TC	08/2011	09/2012	$13.5 ($13.3)
M/T Agisilaos	1 TC	09/2012	08/2013	$13.5 ($13.3)
M/T Axios	1 TC	02/2010	03/2011	$12.8 ($12.6)
M/T Axios	1 TC	06/2012	05/2013	$14.0 ($13.8)
M/T Arionas	1 TC	10/2010	10/2011	$12.0 ($11.9)
M/T Arionas	1 TC	10/2011	11/2012	$13.8 ($13.6)
M/T Arionas	1 TC	11/2012	10/2013	$13.8 ($13.6)
M/T Alkiviadis	2 TC	06/2010	06/2012	$13.0 ($12.8)
M/T Alkiviadis	1 TC	07/2012	06/2013	$13.4 ($13.2)
M/T Amore Mio II	1 TC	01/2011	12/2011	$25.3 ($25.0)
M/T Amore Mio II	0.9 to 1.2TC	12/2011	03/2012	$18.25 ($18.0)
M/T Avax	1 TC	05/2011	05/2012	$14.0 ($13.8)
M/T Avax	1 TC	05/2012	04/2013	$14.0 ($13.8)
M/T Akeraios	1 TC	07/2011	07/2012	$14.0 ($13.8)
M/T Akeraios	1 TC	07/2012	06/2013	$14.0 ($13.8)
M/T Apostolos	1 TC	09/2012	08/2013	$14.0 ($13.8)
M/T Miltiadis M II	1 TC	03/2012	09/2012	$18.3 ($18.0)
M/T Alexander the Great(1)	1TC	11/2011	12/2012	$28.0 ($27.7)
M/T Amoureux	1+1+1 TC	10/2011	11/2013	$20.0+$24.0+$28.0 ($19.8+$23.7+$27.7)
M/T Aias	1+1+1 TC	11/2011	11/2013	$20.0+$24.0+$28.0 ($19.8+$23.7+$27.7)
M/T Achilleas (1)	1TC	01/2012	12/2012	$28.0 ($27.7)

(1)

On December 22, 2012, the Partnership acquired the shares of the vessel owning companies of the M/V Agamemnon and the M/V Archimidis from CMTC in exchange of the shares of the vessel owning companies of the M/T Achilleas and the M/T Alexander The Great respectively (Note 3).

(d) General and administrative expenses: This line item mainly includes internal audit, investor relations and consultancy fees.

(e) Interest expense and finance cost: Interest expense for the related-party loans for the years ended December 31, 2012, 2011 and 2010 amounted to $0, $0 and $210 respectively and relates to the loans that CMTC had entered into with financial institutions for the financing of the acquisition of the shares of the vessel owning company of the M/T Atrotos and the M/T Alkiviadis when both operated under CMTC’s fleet. There were no outstanding balances in relation to these loans as of December 31, 2012 and 2011.

(f) Deferred Revenue: As of December 31, 2012 and 2011 the Partnership received cash in advance for revenue earned in a subsequent period from CMTC.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

5. Vessels, net

An analysis of vessels is as follows:

Net Book Value
Carrying amount as at January 1, 2011	$707,339

Acquisitions and improvements	403,861
Depreciation	(37,214)

Carrying amount as at December 31, 2011	$1,073,986

Acquisition and improvements	133,105
Disposals	(156,128)
Impairment of vessels	(43,178)
Depreciation	(48,235)

Carrying amount as at December 31, 2012	$959,550

All of the Partnership’s vessels as of December 31, 2012 have been provided as collateral to secure the Partnership’s credit facilities.

On December 22, 2012, the Partnership acquired the shares of the vessel owning companies of two post panamax container carrier vessels the M/V Agamemnon and the M/V Archimidis from CMTC in exchange of the shares of the vessel owning companies of two very large crude carrier vessels the M/T Achilleas and the M/T Alexander The Great respectively (Note 3). The M/V Agamemnon and the M/V Archimidis have been recorded in the Partnership’s financial statements at their fair value as quoted by independent brokers at the time of the acquisition of $68,000 and $65,000 respectively. In relation to the transaction described above the Partnership recorded an impairment charge of $43,178 which represents the difference between the carrying value of the M/T Achilleas and the M/T Alexander the Great of $180,928 and the fair market value of these vessels of $137,750 as quoted by independent brokers and is presented as “Vessels’ impairment charge” in the Partnership’s consolidated statements of comprehensive (loss) / income. The vessel-owning companies of the M/T Achilleas and the M/T Alexander the Great were deconsolidated from the Partnership accounts as of the date of their disposal to CMTC. Results of operations, cash flows, and assets and liabilities of these vessels prior to their disposal to CMTC are included in the Partnership’s consolidated financial statements.

On February 14, 2012 the Company disposed the M/T Attikos, a 12,000 dwt chemical tanker built in 2005 for net proceeds of $9,807, to an unrelated third party. The Partnership realized a net gain on this disposal of $943 as the carrying value of the vessel at the time of her disposal was $8,864.

On April 4, 2012 the Company disposed the M/T Aristofanis, a 12,000 dwt, chemical tanker built in 2005 for net proceeds of $9,867, to an unrelated third party. The Partnership realized a net gain on this disposal of $353 as the carrying value of the vessel at the time of her disposal was $9,514.

During 2012 the M/T Avax, M/T Axios, M/T Akeraios, M/T Apostolos, M/T Anemos and M/T Atrotos (renamed El Pipila) underwent improvements following their respective first special survey. These costs for these six vessels amounted to $105 and were capitalized as part of the respective vessels’ historic cost.

Following the acquisition of Crude, on September 30, 2011, (Note 3), the Partnership acquired the shares of the vessel owning companies of the M/T Alexander the Great, the M/T Achilleas, the M/T Miltiadis M II, the M/T Amoreux and the M/T Aias. These vessels have been recorded in the Partnership’s financial statements at the amount of $351,750 which represents their respective fair value at the completion of the business acquisition.

On June 9, 2011 the Partnership acquired the shares of Patroklos, the vessel owning company of the M/V Cape Agamemnon for a total consideration of $83,525 (Note 3). The vessel has been recorded in the Partnerships’ financial statements at its fair value at the time of acquisition of $51,500.

During 2011 the M/T Amore Mio II, M/T Arionas, M/T Agisilaos and M/T Assos (renamed Insurgentes), underwent improvements following their respective first special survey / dry docking. These costs for these four vessels amounted to $611 and were capitalized as part of the respective vessels’ historic cost.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

6. Above market acquired charters

In December 22, 2012 the Partnership acquired the shares of Agamemnon and Archimidis, from CMTC with outstanding time charters to Maersk terminating in July, 2015 and October 2015, respectively, which were above the market rates for equivalent time charters prevailing at the time of acquisition. The present value of the above market acquired time charters were estimated by the Partnership at $2,250 each, and recorded as an asset in the consolidated balance sheet as of the acquisition date (Note 3).

In June 2011 the Partnership acquired the shares of Patroklos, the vessel-owning company of M/V Cape Agamemnon from CMTC with an outstanding time charter to COSCO Bulk terminating in June, 2020, which was above the market rates for equivalent time charters prevailing at the time of acquisition. The present value of the above market acquired time charter was estimated by the Partnership at $48,551, and recorded as an asset in the consolidated balance sheet as of the acquisition date (Note 3).

In August 16, 2010 the Partnership acquired the shares of Canvey Shipmanagement Co., the vessel-owning company of the M/T Assos (renamed Insurgentes) with an outstanding bare-boat charter, which was above the market rates for equivalent bare-boat charters prevailing at the time of acquisition. The present value of the above the market acquired bare-boat charter was estimated by the Partnership at $9,000, and was recorded as an asset in the consolidated balance sheet as of the acquisition date.

For the years ended December 31, 2012, 2011 and 2010 revenues included a reduction of $7,904, $5,489 and $938 as amortization of the above market acquired charters, respectively.

An analysis of above market acquired charters is as follows:

Above market acquired charters	M/V Cape Agamemnon	M/T Assos	M/V Agamemnon	M/V Archimidis	Total
Carrying amount as at January 1, 2011	$—	$8,062	$—	$—	$8,062
Acquisitions	48,551	—	—	—	48,551
Amortization	(3,008)	(2,481)	—	—	(5,489)
Carrying amount as at December 31, 2011	$45,543	$5,581	$—	$—	$51,124
Acquisitions	—	—	2,250	2,250	4,500
Amortization	(5,372)	(2,488)	(23)	(21)	(7,904)
Carrying amount as at December 31, 2012	$40,171	$3,093	$2,227	$2,229	$47,720

As of December 31, 2012 the remaining carrying amount of unamortized above market acquired time and bare-boat charters was $47,720 and will be amortized in future years as follows:

Year ended December 31,	M/V Cape Agamemnon	M/T Assos	M/V Agamemnon	M/V Archimidis	Total
2013	5,357	2,481	863	797	9,498
2014	5,357	612	863	797	7,629
2015	5,357	—	501	635	6,493
2016	5,372	—	—	—	5,372
2017	5,357	—	—	—	5,357
Thereafter	13,371	—	—	—	13,371
Total	40,171	3,093	2,227	2,229	47,720

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

7. Long-Term Debt

Long-term debt consists of the following:

	Bank Loans	Entity	As of December 31, 2012	As of December 31, 2011	Margin
(i)	Issued in April, 2007 maturing in June, 2017	Capital Product Partners L.P.	$250,850	$366,500	2%
(ii)	Issued in March, 2008 maturing in March 2018	Capital Product Partners L.P.	$188,515	242,080	3%
(iii)	Issued in June 2011 maturing in March 2018	Capital Product Partners L.P.	$19,000	25,000	3.25%
	Total		$458,365	$633,580
	Less: Current portion		$-	18,325
	Long-term portion		$458,365	$615,255

As at December 31, 2012, the amounts drawn down under the Partnership’s three credit facilities were as follows:

Vessel / Entity	Date	$370,000 Credit Facility (i)	$350,000 Credit Facility (ii)	$25,000 Credit Facility (iii)
M/T Akeraios	07/13/2007	$46,850	$—	$—
M/T Apostolos	09/20/2007	56,000	—	—
M/T Anemos I	09/28/2007	56,000	—	—
M/T Alexandros II	01/29/2008	48,000	—	—
M/T Amore Mio II	03/27/2008	—	46,000	—
M/T Aristofanis	04/30/2008	—	11,500	—
M/T Aristotelis II	06/17/2008	20,000	—	—
M/T Aris II	08/20/2008	24,000	1,584	—
M/V Cape Agamemnon	06/09/2011	—	-	19,000
Crude Carriers Corp. and its subsidiaries, M/V Agamemnon and M/V Archimidis	09/30/2011	—	129,431	—

Total		$250,850	$188,515	$19,000

Following the exchange of the M/T Achilleas with the M/V Agamemnon and the M/T Alexander the Great with the M/V Archimidis in December 2012 (Note 3), the Partnership prepaid from its available cash the amount of $5,149 and the M/V Archimidis and the M/V Agamemnon replaced the M/T Alexander the Great and the M/T Achilleas as collateral under its credit facility of $350,000.

Following the issuance of Class B Convertible Preferred Units in May and June 2012 (Note 13), the Partnership prepaid debt of $149,566 across its three credit facilities by using in full the net proceeds of the issuance of $136,419 and an amount of $13,147 from its available cash. Following the debt repayment of $149,566, on May 23, 2012 the Partnership’s credit facilities were amended: a) The new amortization schedule will commence in March 2016 b) the margin of the credit facility of $370,000 and $350,000 has increased to 2% and 3% respectively and c) the Partnership’s credit facility of $370,000 was converted into a term loan, and the undrawn tranche of $52,500 relating to the credit facility of $350,000 was cancelled.

The Partnership’s loan of $370,000 will be repaid in 6 equal consecutive quarterly installments of $12,975 commencing in March, 2016 plus a balloon payment due in June, 2017. The Partnership’s credit facilities of $350,000 and $25,000 will be repaid in 9 equal consecutive quarterly installments of $7,855 and $1,000 respectively commencing in March, 2016 plus a balloon payment for each facility due in March, 2018.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

7. Long-Term Debt – Continued

On April 4, 2012, an amount of $10,500 was repaid on the Partnership’s revolving credit facility of $370,000, from the proceeds of the disposal of its vessel M/T Aristofanis (Note 5).

On February 15, 2012, an amount of $10,000 was repaid on the Partnership’s revolving credit facility of $370,000, from the proceeds of the disposal of its vessel M/T Attikos (Note 5).

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

The Partnership’s credit facilities contain customary ship finance covenants, including restrictions as to: changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of vessels, the ratio of EBITDA to Net Interest Expenses shall be no less than 2:1, minimum cash requirement of $500 per vessel of which 50% may be constituted by undrawn commitments under the revolving facility, as well as the ratio of net Total Indebtedness to the aggregate Market Value of the total fleet shall not exceed 0.725:1. The credit facilities also contain the collateral maintenance requirement in which the aggregate average fair market value, of the collateral vessels shall be no less than 125% of the aggregate outstanding amount under these facilities. Also the vessel-owning companies may pay dividends or make distributions when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. As of December 31, 2012 and 2011 the Partnership was in compliance with all financial debt covenants.

The credit facilities have a general assignment of the earnings, insurances and requisition compensation of the respective vessel or vessels. Each also requires additional security, including: pledge and charge on current account; corporate guarantee from each of the twenty-five vessel-owning companies, and mortgage interest insurance.

The Partnership’s credit facilities contain a “Market Disruption Clause” where the lenders, at their discretion, may impose additional interest margin if their borrowing rate exceeds effective interest rate (LIBOR) stated in the loan agreement with the Partnership. For the years ended December 31, 2012, 2011 and 2010 the Partnership incurred an additional interest expense in the amount of $373, $1,290 and $1,468 respectively due to the “Market Disruption Clause”.

As of December 31, 2012, the amount of $55,420 of the Partnership’s credit facility of up to $350,000 had not been drawn down.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

7. Long-Term Debt – Continued

For the years ended December 31, 2012, 2011 and 2010, the Partnership recorded interest expense of $25,788, $32,216 and $31,634, respectively. As of December 31, 2012 and 2011 the weighted average interest rate of the Partnership’s loan facilities was 3.11% and 5.28%, respectively.

The required annual loan payments to be made subsequent to December 31, 2012 are as follows:

Year ended December 31,	$370,000 Credit Facility (i)	$350,000 Credit Facility (ii)	$25,000 Credit Facility (iii)	Total
2013	$—	$—	$—	—
2014	—	—	—	—
2015	—	—	—	—
2016	51,900	31,419	4,000	87,319
2017	198,950	31,419	4,000	234,369
Thereafter	—	125,677	11,000	136,677

Total	$250,850	$188,515	$19,000	$458,365

8. Derivative Instruments

The Partnership had entered into fourteen interest rate swap agreements in order to mitigate the exposure from interest rate fluctuations. Nine of the Partnership’s interest rate swap agreements under its $370,000 credit facility expired as of June 29, 2012 and one was terminated upon the disposal of the M/T Attikos and the M/T Aristofanis. During the year ended December 31, 2012, the Partnership terminated one interest rate swap agreement in full and one partially under its $350,000 credit facility. As of December 31, 2012 the Company holds interest rate swaps for the amount of $59,084.

All derivatives are carried at fair value on the consolidated balance sheet at each period end. Balances as of December 31, 2012 and 2011 are as follows:

	December 31, 2012		December 31, 2011
	Interest Rate Swaps	Total	Interest Rate Swaps	Total
Short-term liabilities	$467	$467	8,255	8,255

Long-term liabilities	$-	$-	$4,422	$4,422

	$467	$467	$12,677	$12,677

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

8. Derivative Instruments – Continued

Tabular disclosure of derivative instruments is as follows:

Derivative Liabilities
Balance sheet location	As of December 31, 2012 Fair value	As of December 31, 2011 Fair value
Derivatives designated as hedging instruments – effective hedges
Derivative instruments long-term liabilities.	$-	$4,422
Derivative instruments short-term liabilities.	$100	839

Total derivatives not designated as hedging instruments – ineffective hedges
Derivative instruments short-term liabilities.	$367	7,416

Total Derivative Liabilities	$467	$12,677

The table below shows the effective portion of the hedging relationship of the Partnership’s derivatives designated as hedging instruments recognized in Other Comprehensive Income (“OCI”), the realized losses from net interest rate settlements transferred from OCI into the Partnership’s consolidated statements of comprehensive (loss) / income and the amounts recognized in the consolidated statements of comprehensive (loss) / income arising from the hedging relationships not qualifying for hedge accounting for the years ended December 31, 2012, 2011 and 2010, respectively:

Derivatives designated in cash flow hedging relationships recognized in OCI (Effective Portion)	Change in Fair Value of hedging instrument recognized in OCI (Effective Portion)			Location of Gain/(loss) Reclassified into consolidated statements of comprehensive (loss) /income (Effective Portion)	Amount of Loss Reclassified from OCI into consolidated statements of comprehensive (loss) / income (Effective Portion)			Amount of Gain recorded in OCI (Effective Portion)			Location of Gain/(loss) Recognized in the consolidated statements of comprehensive (loss) /income (ineffective portion)	Amount of Gain/(Loss) recognized the consolidated statements of comprehensive (loss) / income
	2012	2011	2010		2012	2011	2010	2012	2011	2010		2012	2011	2010

Interest rate swaps	(1,903)	(4,234)	(17,159)	Interest expense and finance cost	(12,665)	(21,752)	(21,585)	10,762	17,518	4,426	Gain on interest rate swap agreement	1,448	2,310	-

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

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

Level 2: Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;

Level 3: Inputs are unobservable inputs for the asset or liability.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

8. Derivative Instruments – Continued

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

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Derivatives	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2011	$(12,677)	—	$(12,677)	—
December 31, 2012	$(467)	—	$(467)	—

Following the partial prepayment of the Partnership’s credit facilities in May 2012 (Note 7) resulting in the termination of one interest rate swap agreement, the disposal of the M/T Attikos and the M/T Aristofanis (Note 5) resulting in the termination of the one interest swap agreement amounting to $20,500 and the expiration of nine interest rate swap agreements in June 2012, the Partnership’s interest rate swap agreements were reduced to three. As of December 31, 2012 the interest rate swap agreement as presented in the table below qualifies as a cash flow hedge and the changes in their fair value are recognized in accumulated other comprehensive loss.

Bank	Currency	Notional Amount	Fixed Rate	Trade date	Value date	Maturity date	Fair market value as of December 31, 2012
HSH Nordbank	USD	11,500	3.8950%	04.24.2008	04.30.2008	03.28.2013	100

Since March 31, 2012 and May 23, 2012 the interest rate swaps of $46,000 and $1,584 do not qualify as cash flow hedges and are presented in the table below. As a result the amount of $1,400 and $50, which was part of the Partnership’s accumulated other comprehensive loss (“OCL”) as of March 31, 2012 and May 23, 2012 respectively, are attributable to ineffective hedges and are being amortized over their respective remaining term up to their maturity date March 27, 2013 and March 28, 2013, respectively in the Partnership’s consolidated statements of consolidated statements of comprehensive (loss) / income by using the effective interest rate method.

Bank	Currency	Notional Amount	Fixed Rate	Trade date	Value date	Maturity date	Fair market value as of December 31, 2012
HSH Nordbank	USD	1,584	4.099%	08.14.2008	08.20.2008	03.28.2013	$14
HSH Nordbank	USD	46,000	3.5250%	03.25.2008	03.27.2008	03.27.2013	353

Total derivative instruments fair value							$367

For the year ended December 31, 2012 the Partnership recorded an expense of $1,087 from the above amortization.

The net result of the accumulated OCL amortization and the change of the fair value of certain interest rate swap agreements of $ 1,448 and $2,310 is presented under other non operating income (expense) net as a “Gain on interest rate swap agreement” in the Partnership’s consolidated statements of comprehensive (loss) / income for the years ended December 31, 2012 and 2011 respectively.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

9. Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31,
	2012	2011
Accrued loan interest and loan fees	$62	$114
Accrued operating expenses	1,311	834
Accrued voyage expenses and commissions	909	848
Accrued general and administrative expenses	499	490
Total	$2,781	$2,286

10. Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses consist of the following:

	For the years ended December 31,
	2012	2011	2010
Voyage expenses:
Commissions	$1,752	$1,844	$1,279
Bunkers	3,921	8,400	4,295
Port expenses	-	1,390	1,412
Other	(5)	96	23

Total	$5,668	$11,730	$7,009

Vessel operating expenses:
Crew costs and related costs	$13,230	$2,963	$551
Insurance expense	2,830	784	69
Spares, repairs, maintenance and other expenses	2,231	390	269
Stores and lubricants	3,115	651	112
Management fees	21,784	29,279	28,294
Vetting, insurances, spares and repairs (Note 4)	1,850	1,237	1,966
Other operating expenses	720	161	34

Total	$45,760	$35,465	$31,295

11. Income Taxes

Under the laws of the Marshall Islands, the country in which the vessel-owning subsidiaries were incorporated, these companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes in the country in which the vessels are registered, which have been included in vessel operating expenses in the accompanying consolidated statements of comprehensive (loss) / income.

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

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

11. Income Taxes – Continued

The jurisdictions where the Partnership’s vessel-owning subsidiaries are incorporated each grants an “equivalent exemption” to United States corporations with respect to each type of shipping income earned by the Partnership’s ship-owning subsidiaries. Additionally, our units are only traded on the Nasdaq Global Market, which is considered to be established securities market. We also believe that we satisfy the other requirements of the Publicly-Traded Test. Therefore, we have satisfied the Publicly-Traded Test for the years ended December 31, 2012, 2011 and 2010 and the ship-owning subsidiaries are exempt from United States federal income taxation with respect to U.S.-source shipping income.

12. Cash Flow

On September 30, 2011 the acquisition of Crude was successfully completed (Note 3). As the merger agreement with Crude was a unit for share transaction no cash consideration was paid and thus the following assets and liabilities of Crude acquired in a non-cash transaction are not included into the Partnership’s consolidated statement of cash flows for the year ended December 31, 2011.

Crude’s Net Assets	As of September 30, 2011
Trade receivables	$8,321
Prepayments and other assets	629
Inventories	9,503
Vessels	351,750

Total assets	370,203

Trade accounts payable	$12,497
Due to related parties	10,457
Accrued liabilities	1,525
Long term debt	134,580

Total liabilities	159,059

Total Net Assets	211,144

The following assets and liabilities were included in the balance sheets of vessel owning entities acquired from CMTC, however, these assets, liabilities and equity amounts were retained by CMTC on March 1, 2010 and June 30, 2010 when the shares of the vessel-owning companies of the M/T Atrotos and the M/T Alkiviadis were transferred from CMTC to the Partnership, respectively. These transfers have been accounted for as transfers of equity interests between entities under common control where prior years were retroactively adjusted as if the transfers occurred at the beginning of the earliest comparable period (Note 1). As such assets and liabilities were included in the Partnership’s balance sheet due to retrospective presentation, but were not acquired by the Partnership upon acquisition of the above mentioned vessel-owning entities, the cash flows for the years ended December 31, 2010 were adjusted accordingly to exclude the following amounts of assets and liabilities as they did not result in cash inflows or outflows in the Partnership’s consolidated financial statements:

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

12. Cash Flow – Continued

As of December 31, 2010
Trade receivables	1,629
Due from related parties	13,357
Prepayments and other assets	76
Inventories	146
Deferred charges	65

Total assets	15,273

Trade accounts payable	401
Accrued liabilities	332
Borrowings	46,384

Total liabilities	47,117

Net liabilities assumed by CMTC upon contribution to the Partnership	31,844

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

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. The Partnership’s general partner as of December 31, 2012, 2011 and 2010 holds the incentive distribution rights.

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

On May 23, and June 6, 2012 the Partnership entered into a Class B Convertible Preferred Unit Subscription Agreement (the “Agreement”) with various investors. According to this Agreement the Partnership issued 15,555,554 Class B Convertible Preferred Units to a group of investors including Kayne Anderson Capital Advisors L.P., Swank Capital LLC, Salient Partners, Spring Creek Capital LLC, Mason Street Advisors LLC and CMTC for net proceeds of $136,419. The holders of the Class B Convertible Preferred Units have the right to convert all or a portion of such Class B Convertible Preferred Units at any time into Common Units at the conversion price of $9 per Class B Convertible Preferred Unit and a conversion rate of one Common Unit per one Class B Convertible Preferred Unit. The Conversion Ratio and the Conversion Price shall be adjusted upon the occurrence of certain events as described to the Agreement.

Commencing on May 23, 2015, in the event the 30-day volume-weighted average trading price (“VWAP”) and the daily VWAP of the Common Units on the National Securities Exchange on which the Common Units are listed or admitted to trading exceeds 130% of the then applicable Conversion Price for at least 20 Trading Days out of the 30 consecutive Trading Day period used to calculate the 30-day VWAP (the “Partnership Mandatory Conversion Event”) the Partnership (acting pursuant to direction and approval of the Conflicts Committee (following consultation with the full Board of Directors), shall have the right to convert the Class B Convertible Preferred Units then outstanding in whole or in part into Common Units at the then-applicable Conversion Ratio.

The holders of the outstanding Class B Convertible Preferred Units as of an applicable record date shall be entitled to receive, when, as and if authorized by the Partnership’s board of directors or any duly authorized committee, out of legally available funds for such purpose, (a) first, the minimum quarterly Class B Convertible Preferred Unit Distribution Rate on each Class B Convertible Preferred Unit and (b) second, any cumulative Class B Convertible Preferred Unit Arrearage then outstanding, prior to any other distributions made in respect of any other Partnership Interests pursuant to this Agreement in cash. The minimum quarterly Class B Convertible Preferred Unit Distribution Rate shall be payable quarterly which is generally expected to be February 10, May 10, August 10 and November 10, or, if any such date is not a business day, the next succeeding business day.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

13. Partners’ Capital / Stockholders’ Equity and Distributions – Continued

Any distribution payable on the Class B Convertible Preferred Units for any partial quarter (other than the initial distribution payable on the Class B Convertible Preferred Units for the period from May 22, 2012 through June 30, 2012 that equals to $0.26736 for each Class B Convertible Preferred Unit ) shall equal the product of the minimum quarterly Class B Convertible Preferred Unit distribution rate of $0.21375 (equals to a 9.5% annual distribution rate, subject to adjustment in the cases where clause of change of control, and/or clause of cross default provisions of the “Agreement” applies).

No distribution on the Class B Convertible Preferred Units shall be authorized by the board of directors or declared or paid or set apart for payment by the Partnership at such time as the terms and provisions of any agreement of the Partnership, including any agreement relating to its indebtedness, prohibits such authorization, declaration, payment or setting apart for payment or provides that such authorization, declaration, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or if such authorization, declaration, payment or setting apart for payment shall be restricted or prohibited by law. The foregoing, distributions with respect to the Class B Convertible Preferred Units shall accumulate as of the Class B Convertible Preferred Unit distribution payment date on which they first become payable whether or not any of the foregoing restrictions in above exist, whether or not there is sufficient Available Cash for the payment thereof and whether or not such distributions are authorized. A cumulative Class B Convertible Preferred Unit arrearage shall not bear interest and holders of the Class B Convertible Preferred Units shall not be entitled to any distributions, whether payable in cash, property or Partnership Interests, in excess of the then cumulative Class B Convertible Preferred Unit arrearage plus the minimum quarterly Class B Convertible Preferred Unit distribution rate for such quarter.

With respect to Class B Convertible Preferred Units that are converted into Common Units, the holder thereof shall not be entitled to a Class B Convertible Preferred Unit distribution and a Common Unit distribution with respect to the same period, but shall be entitled only to the distribution to be paid based upon the class of Units held as of the close of business on the record date for the distribution in respect of such period; provided , however , that the holder of a converted Class B Convertible Preferred Unit shall remain entitled to receive any accrued but unpaid distributions due with respect to such Unit on or as of the prior Class B Convertible Preferred Unit distribution payment date; and provided, further , that if the Partnership exercises the Partnership Mandatory Conversion Right to convert the Class B Convertible Preferred Units pursuant to this Agreement then the holders’ rights with respect to the distribution for the Quarter in which the Partnership Mandatory Conversion Notice is received is as set forth in this Agreement.

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

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

13. Partners’ Capital / Stockholders’ Equity and Distributions – Continued

As of December 31, 2012 and 2011 our partners’ capital included the following units:

	As of December 31, 2012	As of December 31, 2011
Common units	69,372,077	69,372,077
General partner units	1,415,757	1,415,757
Preferred units	15,555,554	-

Total partnership units	86,343,388	70,787,834

During the years ended December 31, 2012, 2011 and 2010, the Partnership declared and paid dividends amounting to $73,316, $45,116 and $33,665, respectively.

Changes in Common Stockholders’ Equity reflect:

•	the cumulative earnings of the Non-Contracted Vessels during their operations as part of CMTC’s fleet and;

•

the reduction in the stockholders’ equity during the year ended December 31, 2010 represents the equity which was retained by CMTC upon the contribution of the Non-Contracted Vessels to the Partnership.

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

b. Crude’s Equity Incentive Plan

On March 1, 2010 Crude adopted an equity incentive plan according to which Crude issued 399,400 shares out of 400,000 restricted shares that were authorized. Members of the Board of Directors were considered to be employees of Crude (“Employees”), while employees of Crude’s affiliates and other eligible persons under this plan were not considered to be employees of Crude (“Non-Employees”). Awards granted to certain Employees vest in three equal annual installments. The remaining awards will vest on August 31, 2013.

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

There were no forfeitures of awards during the year ended December 31, 2012 and 2011. The Partnership estimates the forfeitures of unvested units to be immaterial. The Partnership will, however, re-evaluate the reasonableness of its assumption at each reporting period. As of December 31, 2012, the unvested units accrued $1,823 of distributions.

	Employee equity compensation		Non-Employee equity compensation
Unvested Units	Units	Grant-date fair value	Units	Award-date fair value
Unvested on January 1, 2012	536,666	$3,985	650,464	$4,736
Vested	198,531	1,464	—	—

Unvested on December 31, 2012	338,135	$2,521	650,464	$4,736

For the year ended December 31, 2012, 2011, and 2010 the equity compensation expense that has been charged in the consolidated statements of comprehensive (loss) / income was $1,834, $1,358 and $420 for the Employee awards and $1,992 $1,097 and $362 for the Non-Employee awards, respectively. This expense has been included in general and administrative expenses for each respective year.

As of December 31, 2012, there was $1,216 of total unrecognized compensation cost related to unvested equity compensation arrangements granted under the Plan based on:

•	the grant date unit price of $8.08 on August 25, 2010 for the Employees awards that existed before the acquisition of Crude; and

•	the amortization of the fair value of equity compensation expense for Crude’s Employees awards attributable to post combination services determined upon the completion of the acquisition of Crude.

That cost is expected to be recognized over the remaining vesting period of 0.7 years.

As of December 31, 2012, there was $829 of total unrecognized compensation cost related to unvested equity compensation arrangements granted to Non-Employees under the Plan, valued based on the closing unit price of $6.58 on December 31, 2012. That cost is expected to be recognized over the remaining vesting period of 0.7 years.

The Partnership has used the straight-line method to recognize the cost of the awards.

15. Net (Loss) / Income Per Unit

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

(In thousands of United States Dollars)

15. Net (Loss) / Income Per Unit – Continued

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

Excluding the non-cash vessels’ impairment charge and gain from bargain purchase, as this was not distributed to the Partnership’s unit holders for the years ended December 31, 2012 and 2011 respectively the Partnership’s net income for the years ended December 31, 2012, 2011 and 2010 did not exceed the First Target Distribution Level, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’s interest in net income.

All common unit equivalents were antidilutive for the year ended December 31, 2012 because the limited partners were allocated a net loss in this period. The Partnership excluded the dilutive effect of 1,187,130 and 795,200 non-vested unit awards in calculating dilutive EPU for its common unitholders as of December 31, 2011 and 2010, respectively, as they were anti-dilutive. The non-vested units are participating securities because they receive distributions from the Partnership and these distributions do not have to be returned to the Partnership if the non-vested units are forfeited by the grantee.

The Partnership, also, excluded the dilutive effect of the $10,809 dividends attributable to preferred unit holders in calculating EPU for its common unit holders as of December 31, 2012 as they were anti-dilutive.

The two class method was used to calculate EPU as follows:
Numerators	2012	2011	2010
Partnership’s net (loss) / income	$(21,189)	$87,120	$17,936
Less:
Partnership’s net income available to preferred unit holders	10,809	—	—
General Partner’s interest in Partnership’s net (loss) / income	(640)	1,742	359
Partnership’s net (loss) / income allocable to unvested units	—	1,571	147

Partnership’s net (loss) / income available to common unit holders	$(31,358)	$83,807	$17,430

Denominators
Weighted average number of common units outstanding, basic and diluted	68,256,072	47,138,336	32,437,314
Net (loss) / income per common unit:
Basic and diluted	$(0.46)	$1.78	$0.54

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

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

16. Commitments and Contingencies — Continued

(a)	Lease Commitments: The vessel-owning subsidiaries of the Partnership have entered into time and bareboat charter agreements, which as of December 31, 2012 are summarized as follows:

Vessel Name	Time Charter (TC)/ Bare Boat Charter (BC) (Years)	Commencement of Charter	Charterer	Profit Sharing (1)	Gross Daily Hire Rate (Without Profit Sharing)
M/V Archimidis (4)	3 + 2 + 1 + 1 TC	11/2012	A.P. Moller-Maersk A.S.		$34.0
M/V Agamemnon (4)	3 + 2 + 1 + 1 TC	06/2012	A.P. Moller-Maersk A.S.		$34.0
M/T Amoureux	1+1+1 TC	10/2011	CMTC (7)	50/50(7)	$20.0 (1y)+$24.0 (1y)+$28.0 (1y)
M/T Aias	1+1+1 TC	11/2011	CMTC (7)	50/50(7)	$20.0 (1y)+$24.0 (1y)+$28.0 (1y)
M/T Atlantas (M/T British Ensign)	5+3 BC	04/2006	B.P. Shipping Ltd		$13.5 (3y)
M/T Aktoras (M/T British Envoy)	5+3 BC	07/2006	B.P. Shipping Ltd		$13.5 (3y)
M/V Cape Agamemnon	10 TC	07/2010	COSCO Group		$42.2
M/T Agisilaos	1 TC	09/2012	CMTC	50/50(3)	$13.5
M/T Arionas	1 TC	11/2012	CMTC	50/50(3)	$13.8
M/T Aiolos (M/T British Emissary)	5+3 BC	03/2007	B.P. Shipping Ltd		$15.2 (5y) $13.5 (3y)
M/T Avax	1 TC	05/2012	CMTC	50/50 (3)	$14.0
M/T Axios	1 TC	06/2012	CMTC	50/50 (3)	$14.0
M/T Alkiviadis	1 TC	07/2012	CMTC	50/50 (3)	$13.4
M/T Assos (M/T Insurgentes)	5 BC	04/2009	Arrendadora Ocean Mexicana, S.A. de C.V (5)		$16.8
M/T Atrotos (M/T El Pipila)	5 BC	04/2009	Arrendadora Ocean Mexicana, S.A. de C.V (5)		$16.8
M/T Akeraios	1 TC	07/2012	CMTC	50/50(3)	$14.0
M/T Anemos I	3 TC	09/2010	Petrobras		$14.7
M/T Apostolos	1 TC	9/2012	CMTC	50/50(3)	$14.0
M/T Alexandros II (8) (M/T Overseas Serifos)	10 BC	01/2008	Overseas Shipholding Group Inc. (2)		$13.0
M/T Aristotelis II (8) (M/T Overseas Sifnos)	10 BC	06/2008	Overseas Shipholding Group Inc. (2)		$13.0
M/T Aris II (8) (M/T Overseas Kimolos)	10 BC	08/2008	Overseas Shipholding Group Inc. (2)		$13.0
M/T Agamemnon II	1 TC	01/2012	B.P. Shipping Ltd	50/50(3)	$14.0
M/T Ayrton II	1+1 TC	04/2012	B.P. Shipping Ltd	50/50(3)	$14.0 (1y)+$15 (1y)
M/TAmore Mio II (6)	1 TC	03/2012	BP Shipping		$17.2
M/T Miltiadis M II	2 TC	09/2012	Subtec, S.A. de C.V.		$23.2

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
(4)

M/V Archimidis and the M/V Agamemnon are employed on time charters with the industry leader Maersk at a gross day rate of US$34.0 per day with earliest redelivery in October 2015 and July 2015, respectively. Maersk has the option to extend the charter of both vessels for an additional four years at a gross day rate of US$31.5 and $30.5 per day, respectively for the fourth and fifth year and $32.0 per day for the final two years. If all options were to be exercised, the employment of the vessels would extend to July 2019 for the M/V Agamemnon and October 2019 for the M/V Archimidis.

(5)	Arrendadora has since delivered these vessels to the state-owned Mexican petroleum company Petroleos Mexicanos.
(6)

For the period from March to December 2013 the rate for this charter will be $17.5. B.P. Shipping Ltd has the right to extend the charter for an additional 3-months option declarable by September 2013.

(7)

The M/T ‘Aias’ and ‘Amoureux’ will be earning for the first 12 months of their time charter with CMTC a gross daily charter rate of $20.0 per day plus 50/50 profit share on actual earnings settled every 6 months. CMTC will have the option to extend the time charter employment for a second year at $24.0 per day and for a third year at $28.0 per day with the same profit share arrangements.

(8)

On November 14, 2012, OSG made a voluntary filing for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. OSG has requested that the Partnership reduces the charter rates for their remaining terms to substantially lower rates. The Partnership is discussing this matter with OSG. No assurance can be given that the Partnership will reach an agreement with OSG regarding the remaining duration and rate of the charters, and including other terms of the charter parties and the Partnership’s rights to a claim, or, if such an agreement is reached, that it will be approved by bankruptcy court.

Future minimum charter hire receipts, excluding any profit share revenue that may arise, based on non-cancelable long-term time and bareboat charter contracts, as of December 31, 2012 were:

Year ended December 31,	Amount
2013	$95,362
2014	73,347
2015	47,031
2016	19,839
2017	15,403
Thereafter	38,445

Total	$289,427

17. Subsequent Events

(a)

Dividends: On January 22, 2013, the Board of Directors of the Partnership declared a cash distribution of $0.2325 per common unit for the fourth quarter of 2012. The fourth quarter common unit cash distribution will be paid on February 15, 2013, to unit holders of record on February 8, 2013.

(b)

Dividends: On January 22, 2013, the Board of Directors of the Partnership declared a cash distribution of $0.21375 per Class B unit for the fourth quarter of 2012. The cash distribution will be paid on February 8, 2013, to Class B unit holders of record on February 1, 2013.