Form 20-F
period 2013-12-31
Capital Product Partners L.P.
filed 2014-02-18
CIK 1392326

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

88,440,710 Common Units

1,765,457 General Partner Units

18,922,221 Class B Convertible Preferred Units

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

Our disclosure and analysis in this Annual Report concerning our business, operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, financial condition and the markets in which we operate, and involve risks and uncertainties. In some cases, you can identify the forward-looking statements by the use of words such as “may”, “could”, “should”, “would”, “expect”, “plan”, “anticipate”, “likely”, “intend”, “forecast”, “believe”, “estimate”, “project”, “predict”, “propose”, “potential”, “continue”, “seek” or the negative of these terms or other comparable terminology. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this Annual Report in “Item 3D: Risk Factors” below. These forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

•

expectations of our ability to make cash distributions on our common units and the Class B Convertible Preferred Units (the “Class B Units”), which rank senior to our common units and receive distributions prior to any distributions on our common units;

•	our ability to increase our distributions over time;
•	global economic outlook and growth;
•

shipping conditions and fundamentals, including the balance of supply and demand in the tanker, drybulk and container markets in which we operate, as well as trends and conditions in the newbuilding markets and scrapping of older vessels;

•	increases in domestic or worldwide oil consumption;
•	future supply of, and demand for, refined products and crude oil;
•	future refined product and crude oil prices and production;
•	our ability to operate in new markets, including the container carrier market;
•	tanker, drybulk and container carrier industry trends, including charter rates and factors affecting the chartering of vessels;
•	our future financial condition or results of operations and our future revenues and expenses, including revenues from profit sharing arrangements and required levels of reserves;
•	future levels of operating surplus and levels of distributions, as well as our future cash distribution policy;
•	future charter hire rates and vessel values;
•	anticipated future acquisition of vessels from Capital Maritime & Trading Corp. (“Capital Maritime” or “CMTC”) and from third parties;
•	anticipated future chartering arrangements with Capital Maritime and third parties;
•	our ability to leverage to our advantage Capital Maritime’s relationships and reputation in the shipping industry;
•	our ability to compete successfully for future chartering and newbuilding opportunities;
•	our current and future business and growth strategies and other plans and objectives for future operations;
•	our ability to access debt, credit and equity markets;
•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors;
•	our ability to refinance our debt and/or achieve further postponement of any amortization of our debt if necessary under the current terms of our credit facilities;
•	the ability of our customers to meet their obligations under the terms of our charter agreements, including the timely payment of the rates under the agreements;
•	the financial viability and sustainability of our customers;

•	changes in interest rates and any interest rate hedging practices in which we may engage;
•	the debt amortization payments and repayment of debt and settling of interest rate swaps we may make, if any;
•	the effectiveness of our risk management policies and procedures and the ability of counterparties to our derivative contracts to fulfill their contractual obligations;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	our ability to maintain long-term relationships with major refined product importers and exporters, major crude oil companies and major commodity traders;
•

the ability of our manager, Capital Ship Management Corp., a subsidiary of Capital Maritime (“Capital Ship Management”), to qualify for short- and long-term charter business with oil major charterers and oil traders;

•	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term time charter;
•	our continued ability to enter into long-term, fixed-rate time charters with our charterers and to recharter our vessels as their existing charters expire at attractive rates;
•

the changes to the regulatory requirements applicable to the oil transportation industry, including, without limitation, stricter requirements adopted by international organizations, such as the International Maritime Organization and the European Union, or by individual countries or charterers and actions taken by regulatory authorities and governing such areas as safety and environmental compliance;

•

the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, including with new environmental regulations and standards being introduced, as well as with standard regulations imposed by our charterers applicable to our business;

•

the impact of heightened regulations and the actions of regulators and other government authorities, including anti-corruption laws and regulations, as well as sanctions and other governmental actions;

•

our anticipated general and administrative expenses and our costs and expenses under the management agreements and the administrative services agreement with our manager, and for reimbursement for fees and costs of Capital GP L.L.C., our general partner;

•	increases in costs and expenses including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses;
•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;
•	the impact of the floating fee structure under which an increasing number of our vessels are managed on operating expenses;
•	potential increases in costs and expenses under our management agreements following expiration and/or renewal of such agreements in connection with certain of our vessels;
•	the impact of heightened environmental and quality concerns of insurance underwriters and charterers;
•	the anticipated taxation of our partnership and distributions to our common and Class B unitholders;
•	estimated future maintenance and replacement capital expenditures;
•	expected demand in the shipping sectors in which we operate in general and the demand for our crude oil and medium range vessels in particular;
•	the expected lifespan and condition of our vessels;
•	our ability to employ and retain key employees;
•	our track record, and past and future performance, in safety, environmental and regulatory matters;
•	potential liability and costs due to environmental, safety and other incidents involving our vessels;
•	the effects of increasing emphasis on environmental and safety concerns by customers, governments and others, as well as changes in maritime regulations and standards;
•	expected financial flexibility to pursue acquisitions and other expansion opportunities;
•	anticipated funds for liquidity needs and the sufficiency of cash flows; and
•	future sales of our units in the public market.

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in “Item 3D: Risk Factors” below. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisors.

Not Applicable.

Item 2. Offer Statistics and Expected Timetable.

Not Applicable.

Item 3. Key Information.

A. Selected Financial Data

We have derived the following selected historical financial data for the three years ended December 31, 2013, and as of December 31, 2013 and 2012, from our audited consolidated financial statements as of and for the years ended December 31, 2013, 2012 and 2011 (the “Financial Statements”) respectively, appearing elsewhere in this Annual Report. The historical financial data presented as of December 31, 2011, 2010 and 2009 and for the years ended December 31, 2010 and 2009 have been derived from audited financial statements not included in this Annual Report and are provided for comparison purposes only. Our historical results are not necessarily indicative of the results that may be expected in the future. Different factors affect our results of operations, including amongst others, the number of vessels in our fleet, prevailing charter rates, management and administrative services fees, as well as financing and interest swap arrangements we enter into. Consequently, the below table should be read together with, and is qualified in its entirety by reference to, the Financial Statements and the accompanying notes included elsewhere in this Annual Report. The table should also be read together with “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Our Financial Statements are prepared in accordance with United States generally accepted accounting principles as described in Note 1 (Basis of Presentation and General Information) to the Financial Statements included herein. All numbers are in thousands of U.S. Dollars, except numbers of units and earnings per unit.

	Year ended December 31,
	2013	2012	2011	2010(1)	2009(1)
Income Statement Data:
Revenues	$116,520	$84,012	$98,517	$113,562	$134,519
Revenues – related party	54,974	69,938	31,799	11,030	–
Total revenues	171,494	153,950	130,316	124,592	134,519
Expenses:
Voyage expenses (2)	5,776	5,114	11,565	7,009	3,993
Voyage expenses – related party (2)	314	554	165	–	–
Vessel operating expenses (3)	38,284	22,126	4,949	1,034	2,204
Vessel operating expenses—related party (3)	17,039	23,634	30,516	30,261	30,830
General and administrative expenses	9,477	9,159	10,609	3,506	2,876
Loss / (gain) on sale of vessels to third parties	7,073	(1,296)	–	–	–
Depreciation and amortization	52,208	48,235	37,214	31,464	30,685
Vessels’ impairment charge	–	43,178	–	–	–

Total operating expenses	130,171	150,704	95,018	73,274	70,588

Operating income	41,323	3,246	35,298	51,318	63,931
Gain from bargain purchase	42,256	–	82,453	–	–
Gain on sale of claim	31,356	–	–	–	–
Interest expense and finance costs	(15,991)	(26,658)	(33,820)	(33,259)	(32,675)
Gain on interest rate swap agreement	4	1,448	2,310	–	–
Interest and other income	533	775	879	860	1,460

Partnership’s net income / (loss)	$99,481	$(21,189)	$87,120	$18,919	$32,716

	Year ended December 31,
	2013	2012	2011	2010(1)	2009(1)
Class B unit holders’ interest in our net income / (loss)	18,805	10,809	–	–	–
General partner’s interest in our net income / (loss)	1,598	(640)	1,742	359	584
Limited and subordinated unit holders’ interest in our net income / (loss)	79,078	(31,358)	85,378	17,577	28,641
Net income / (loss) allocable to limited partner per (4):
Common unit basic	1.04	(0.46)	1.78	0.54	1.15
Subordinated unit basic	–	–	–	–	1.17
Total unit basic	1.04	(0.46)	1.78	0.54	1.15
Common unit diluted	1.01	(0.46)	1.78	0.54	1.15
Subordinated unit diluted	–	–	–	–	1.17
Total unit diluted	1.01	(0.46)	1.78	0.54	1.15
Weighted–average units outstanding basic
Common units	75,645,207	68,256,072	47,138,336	32,437,314	23,755,663
Subordinated units	–	–	–	–	1,061,488
Total units	75,645,207	68,256,072	47,138,336	32,437,314	24,817,151
Weighted–average units outstanding diluted
Common units	97,369,136	68,256,072	47,138,336	32,437,314	23,755,663
Subordinated units	–	–	–	–	1,061,488
Total units	97,369,136	68,256,072	47,138,336	32,437,314	24,817,151
Balance Sheet Data (at end of period):
Vessels, net and under construction (10) (11) (16)	$1,176,819	$959,550	$1,073,986	$707,339	$703,707
Total assets	1,401,772	1,070,128	1,196,289	758,252	760,928
Total partners’ capital / stockholders’ equity (6) (7) (8) (9) (12) (13) (14) (15)	781,426	573,828	517,326	239,760	188,352
Number of units	109,128,388	86,343,388	70,787,834	38,720,594	25,323,623
Common units	88,440,710	69,372,077	69,372,077	37,946,183	24,817,151
Class B units	18,922,221	15,555,554	–	–	–
Subordinated units (5)	–	–	–		–
General Partner units	1,765,457	1,415,757	1,415,757	774,411	506,472
Dividends declared per common and subordinated unit	$0.93	$0.93	$0.93	$1.09	$2.27
Dividends declared per class B unit	0.86	0.48	–	–	–

Cash Flow Data:
Net cash provided by operating activities	129,576	84,798	56,539	50,051	72,562
Net cash (used in) / provided by investing activities	(335,346)	15,935	(16,656)	(79,202)	(55,770)
Net cash provided by / (used in) financing activities	226,191	(110,552)	(18,984)	58,070	(56,389)

(1)

The results of operations for the vessels set out below are included in our income statements for the periods prior to their acquisitions by us, as described below, as these vessels were acquired from an entity under common control. However, such earnings for the periods prior to their acquisitions were not allocated to our unitholders and were not included in the cash available for distribution calculation. Specifically, we refer to the amount of historical earnings per unit for:

a)	the period from January 1, 2009 to April 6, 2009 and April 12, 2009 for the M/T Agamemnon II, and M/T Ayrton II respectively;
b)	the year ended December 31, 2009 and for the period from January 1, 2010 to June 29, 2010 for the M/T Alkiviadis; and
c)	the period from April 13, 2009 to December 31, 2009 and from January 1, 2010 to February 28, 2010 for the M/T Atrotos.
(2)	Vessel voyage expenses primarily consist of commissions, port expenses, canal dues and bunkers.
(3)

Our vessel operating expenses have consisted of management fees payable to Capital Ship Management, our manager, pursuant to the terms of our three separate management agreements and actual operating expenses such as crewing, repairs and maintenance, insurance, stores, spares, lubricants and other operating expenses incurred by our vessels.

(4)

On January 1, 2009, we adopted accounting guidance newly available at the time relating to the Application of the Two-Class Method and its application to Master Limited Partnerships which considers whether the incentive distributions of a master limited partnership represent a participating security when considered in the calculation of earnings per unit under the Two-Class Method. This guidance also considers whether our Second Amended and Restated Agreement of Limited Partnership, as amended (the “partnership agreement”) contains any contractual limitations concerning distributions to the incentive distribution rights that would impact the amount of earnings to allocate to the incentive distribution rights for each reporting period. According to the two class method, the portion of net income allocated to nonvested shares reduces the net income available to common unitholders.

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

(8)

On June 9, 2011, we completed the acquisition of Patroklos Marine Corp., the vessel owning company of the M/V Cape Agamemnon, from Capital Maritime. The acquisition was funded through $1.5 million from available cash and the incurrence of $25.0 million of debt under a new credit facility entered into in 2011 (as amended, the “2011 credit facility”) and the remainder through the issuance of 6,958,000 common units to Capital Maritime. On September 30, 2011 we completed a merger with Crude Carriers Corp., a company incorporated in 2009 under the laws of The Marshall Islands, (“Crude Carriers” or “Crude”) in a unit-for-share transaction. The exchange ratio was 1.56 of our common units for each Crude Carriers share.

(9)

In accordance with certain subscription agreements entered into on May 11 and June 6, 2012, we issued a total of 15,555,554 Class B units to a group of investors, including Capital Maritime, and received net proceeds of $136.4 million, which, together with an amount of $13.2 million from our available cash, were used to prepay bank debt of $149.6 million.

(10)

During the first half of 2012, we sold the M/T Attikos and the M/T Aristofanis, the two small tankers in our fleet, to unrelated third parties. The proceeds from these sales plus cash were used to repay bank debt of $20.5 million.

(11)

On December 22, 2012, we acquired all of Capital Maritime’s interest in its wholly owned subsidiaries that owned the two 7,943 twenty foot equivalent (“TEU”) container carrier vessels M/V Archimidis and M/V Agamemnon, in exchange for all of our interest in our wholly owned subsidiaries that owned the two Very Large Crude Carriers (“VLCC”) M/T Alexander the Great and M/T Achilleas. Capital Maritime paid a total net consideration of $0.3 million in connection with this transaction and has waived any compensation for the early termination of the charters of the two VLCCs. In view of this transaction we repaid $5.2 million in debt. As a consequence of this exchange we recognized an impairment charge of $43.2 million in our consolidated statements of comprehensive income / (loss) which was the result of the difference between the carrying and the fair market value of the M/T Alexander the Great and M/T Achilleas on the date of the exchange.

(12)

In accordance with a subscription agreement entered into on March 15, 2013, we issued a total of 9,100,000 Class B units to a group of investors, including Capital Maritime, and received net proceeds of $72.6 million, which, together with a $54.0 million draw down from our existing $350.0 million credit facility entered into in 2008 (as amended, the “2008 credit facility”) and an amount of $3.4 million from our available cash, were used to acquire the shares of two separate vessel owning companies, each of which owns a 5,000 TEU high specification container vessel, built in 2013, from Capital Maritime at a price of $65.0 million each.

(13)

In August 2013, we completed an equity offering of 13,685,000 common units, which included the full exercise of the underwriters’ overallotment option of 1,785,000 common units, receiving net proceeds of $119.8 million after deducting expenses related to the offering. The net proceeds together with a draw down of $75.0 million from our new term loan facility of up to $225.0 million we entered into during 2013 (as amended, the “2013 credit facility”), and together with $0.2 million from our available cash were used to fund the acquisition cost of three separate vessel owning companies each of which owned a 5,000 TEU high specification container vessel, built in 2013, from Capital Maritime at a price of $65.0 million each.

(14)	In August 2013, we issued 349,700 general partner units to our general partner in exchange for a capital contribution of 349,700 common units, in order for it to maintain its 2% interest in us.
(15)	In July, August, October and December 2013, certain holders of our Class B Units converted 5,733,333 Class B Units into common units in accordance with the terms of the partnership agreement.
(16)

In November 2013, we sold the M/T Agamemnon II (51,238 dwt IMO II/III Chemical Product Tanker built 2008, STX Shipbuilding & Offshore, S. Korea) at a price of $33.5 million to unaffiliated third parties. Furthermore in November 2013, we acquired an eco-type MR product tanker the M/T Aristotelis (51,604 dwt IMO II/III Chemical Product Tanker built 2013, Hyundai Mipo Dockyard Ltd, S. Korea). The acquisition price of $38.0 million was funded from the selling proceeds of the M/T Agamemnon II and from Capital Product Partners L.P.’s (the “Partnership” or “CPLP”) available cash. The M/T Aristotelis replaced the M/T Agamemnon II as a security under the Partnership’s credit facility entered into in 2007 of $370.0 million (as amended, the “2007 credit facility”).

Please read “Item 4A: History and Development of the Partnership—2013 Developments” and Note 3 (Acquisitions), Note 5 (Vessels), Note 7 (Long Term Debt), and Note 13 (Partners’ Capital) to our Financial Statements included herein for additional information.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors

An investment in our securities involves a high degree of risk. Some of the following risks relate principally to the countries and the industry in which we operate and the nature of our business in general. Although many of our business risks are comparable to those of a corporation engaged in a similar business would face, limited partner interests are inherently different from the capital stock of a corporation. In particular, if any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In that case, we might not be able to pay distributions on our common units or Class B Units, the trading price of our common units could decline and you could lose all or part of your investment.

RISKS RELATING TO THE TANKER INDUSTRY

Global economic conditions may have a material adverse effect on our ability to pay distributions as well as on our business, financial position, distributions and results of operations, and, along with changes in the oil markets, could result in decreased demand for our vessels and services, and could materially affect our ability to recharter our vessels at favorable rates.

Oil has been one of the world’s primary energy sources for a number of decades. The global economic growth of previous years had a significant impact on the demand for oil and subsequently on the oil trade and shipping demand. However, the past five years were marked by a major economic slowdown which has had, and continues to have, a significant impact on world trade, including the oil trade. Global economic conditions remain fragile with significant uncertainty remaining with respect to recovery prospects, levels of recovery and long-term economic growth effects. In particular, the uncertainty surrounding the future of the Euro zone, the economic prospects of the United States and the future economic growth of China, Brazil, Russia, India and other emerging markets are all expected to affect demand for product and crude tankers going forward. Demand for oil and refined petroleum products remains weak as a result of the weak global economic environment, which in combination with the diminished availability of trade credit and deteriorating international liquidity conditions, led to decreased demand for tanker vessels, creating downward pressure on charter rates. This economic downturn has also affected vessel values overall. Despite global oil demand growth remaining marginally positive for 2013, charter rates for product and crude tankers remained, and continue to be, at historically low levels. Continuing positive oil demand growth is expected to come primarily from emerging markets which have been historically volatile, such as China and India, and a slowdown in these countries’ economies may severely affect global oil demand growth, and may result in protracted, reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

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

Charter rates for tanker vessels are highly volatile and are currently near historically low levels and may further decrease in the future, which may adversely affect our earnings and our ability to make cash distributions, as we may not be able to recharter our vessels or we may not be able to recharter them at competitive rates.

The shipping industry is cyclical, which may result in volatility in charter hire rates and vessel values. We may not be able to successfully charter our vessels in the future or renew existing charters at the same or similar rates. Charter hires are currently near historically low levels and may further decrease in the future, which may adversely affect our earnings as we may not be able to recharter our vessels for period charters at competitive rates or at all. We are particularly exposed to the fundamentals of the product and crude tanker markets as the majority of the vessels in our fleet are tankers and all the period charters scheduled to expire over the next 12 month period relate to tanker vessels. We may only be able to recharter these vessels at reduced or unprofitable rates as their current charters expire, or we may not be able to recharter these vessels at all. In the event the current low rate environment continues and charterers do not display an increased interest in chartering vessels for longer periods at improved rates, we may not be able to obtain competitive rates for our vessels and our earnings and distributions may be adversely affected. Even if we manage to successfully charter our vessels in the future, our charterers may go bankrupt or fail to perform their obligations under the charter agreements, they may delay payments or suspend payments altogether, they may terminate the charter agreements prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the charters. If we are required to enter into a charter when charter hire rates are low, our results of operations and our ability to make cash distributions to our unitholders could be adversely affected.

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

The United States is expected to overtake Saudi Arabia as the world’s top oil producer by 2017, according to an annual long-term report by the International Energy Agency (“IEA”). The steep rise in shale oil and gas production is expected to push the country toward self-sufficiency in energy. In recent years the share of total U.S. consumption met by total liquid fuel net imports, including both crude oil and products, has been decreasing since peaking at over 60% in 2005 and it is estimated that it fell at around 33% in 2013 as a result of lower consumption and the substantial increase in domestic crude oil production. The IEA expects the net import share to decline to 24% in 2015, which would be the lowest level since 1970. A slowdown in oil imports to the United States, one of the most important oil trading nations worldwide, may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

An oversupply of tanker vessel capacity may lead to reductions in charter hire rates, vessel values and profitability.

The market supply of tankers is affected by a number of factors such as demand for energy resources and primarily oil and petroleum products, level of charter hire rates, asset and newbuilding prices, availability of financing as well as overall economic growth in parts of the world economy, including Asia, and has been increasing as a result of the delivery of substantial newbuilding orders over the last few years. Newbuildings, especially for crude vessels, were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through to 2012 and 2013. In addition, it is estimated by Clarkson Research Services Limited that the newbuilding order book, which extends to 2017 equals approximately 12.3% of the existing world tanker fleet and the order book may increase further in proportion to the existing fleet. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. If such a reduction occurs, we may only be able to recharter our vessels at reduced or unprofitable rates as their current charters expire, or we may not be able to charter these vessels at all. A reduction in charter rates and the value of our vessels may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

A number of third party owners have ordered so-called “eco-type” vessel designs, which offer substantial bunkers savings as compared to older designs. Increased demand for and supply of “eco-type” vessels could reduce demand for our vessels and expose us to lower vessel utilization and/or decreased charter rates.

The product tanker newbuilding order book as of January 2014 is estimated at 353 vessels or 18.6% of the current product tanker fleet according to Clarksons Research Services Limited. The majority of these orders are based on new vessel designs, which purport to offer material bunker savings compared to older designs, which include our vessels. Such savings could result in a substantial reduction of bunker cost for charterers compared to our vessels. As the supply of such “eco-type” vessel increases and if charterers prefer such vessels over our vessels, this may reduce demand for our vessels, impair our ability to recharter our vessels at competitive rates and have a material adverse effect on our cash flows and operations.

RISKS INHERENT IN THE DRYBULK TRADE

We are exposed to various risks in the international drybulk shipping industry, which is cyclical and volatile.

Since our acquisition of the M/V Cape Agamemnon from Capital Maritime on June 10, 2011, we have been subject to various risks of the drybulk shipping industry. The drybulk shipping industry is cyclical with attendant volatility in charter rates, vessel values and profitability. In addition, the degree of charter hire rate volatility among different types of drybulk carriers has varied widely. After reaching historical highs in mid-2008, charter hire rates for Capesize drybulk carriers such as the M/V Cape Agamemnon have been decreasing and are currently at or, near historical low levels. The M/V Cape Agamemnon is currently deployed on a period time charter. In the future we may have to charter it pursuant to short-term time charters, and may be exposed to changes in spot market and short-term charter rates for drybulk carriers, and such changes may affect our earnings and the value of the M/V Cape Agamemnon at any given time.

Moreover, the factors affecting the supply and demand for drybulk vessels are outside of our control and are difficult to predict with confidence. As a result, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include, among others:

•	supply and demand for drybulk products;
•	changes in global production of products transported by drybulk vessels;
•	seaborne and other transportation patterns, including the distances over which drybulk cargoes are transported and changes in such patterns and distances;
•	the globalization of manufacturing;
•	global and regional economic and political conditions;
•	developments in international trade;
•	environmental and other regulatory developments;
•	currency exchange rates; and
•	weather.

Factors that influence the supply of vessel capacity include, among others:

•

the number of newbuild deliveries, which among other factors relates to the ability of shipyards to deliver newbuilds by contracted delivery dates and the ability of purchasers to finance such newbuilds;

•	the scrapping rate of older vessels;
•	the number of vessels that are in or out of service, including due to vessel casualties;
•	changes in environmental and other regulations and standards that may limit the profitability or useful lives of vessels; and
•	port and canal congestion and closures.

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

Cosco has faced financial difficulties and has incurred losses recently. The loss of this customer could result in a significant loss of revenues, cash flow and our ability to maintain or improve distributions over the long term. We could lose this customer or the benefits of the charter entered into with it if, among other things:

•	the customer is unable or unwilling to perform its obligations under the charter, including the payment of the agreed rates in a timely manner;
•	the customer continues to face financial difficulties forcing it to declare bankruptcy or to default under the charter;
•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;
•	the customer seeks to renegotiate the terms of the charter agreement due to prevailing economic and market conditions or due to continued poor performance by the charterer;
•	the customer exercises certain rights to terminate the charter;
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

A significant number of the port calls made by capesize bulk carriers involve the loading or discharging of raw materials in ports in the Asian region, particularly China, Japan and India. As a result, a negative change in economic conditions in any Asian country, particularly China, Japan or India, could have a material adverse effect on our business, financial position and results of operations, as well as our future prospects, by reducing demand and, as a result, charter rates and affecting our ability to recharter the M/V Cape Agamemnon at a profitable rate. In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving force behind increases in marine drybulk trade and the demand for drybulk vessels. If economic growth declines in China, Japan, India and other countries in the Asian region, we may face decreases in such drybulk trade and demand. Moreover, a slowdown in the United States and Japanese economies, or the economies of the European Union, as has occurred recently, or certain Asian countries will likely adversely affect economic growth in China, India and elsewhere. Such an economic downturn in any of these countries could have a material adverse effect on our business, financial condition and results of operations.

An oversupply of drybulk vessel capacity may lead to reductions in charter hire rates, vessel values and profitability.

The market supply of drybulk vessels has been increasing, and the number of drybulk vessels on order as of January 2014, was estimated by market sources to be approximately 20.7% of the then-existing global drybulk fleet in terms of dwt, with deliveries expected mainly during the succeeding 24 months, although available data with regard to cancellations of existing newbuild orders or delays of newbuild deliveries are not always accurate.

Despite increased demolition of older drybulk vessels in 2011–2013, the drybulk fleet continues to grow at a rapid pace. An oversupply of drybulk vessel capacity will likely result in a reduction of charter hire rates. Upon the expiration of its current period time charter in June 2020, if we cannot enter into a new period time charter for the M/V Cape Agamemnon on acceptable terms, we may have to secure charters in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter the vessel at all.

The international drybulk shipping industry is highly competitive, and with only one drybulk vessel in our fleet, we may not be able to compete successfully for charters with established companies with greater resources, and we may not be able to successfully operate the vessel.

We have historically owned tanker vessels and have been active in the tanker market only. We employ the M/V Cape Agamemnon in the highly competitive drybulk market. The drybulk market is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of which have substantially greater resources than we have or will have. Competition for the transportation of drybulk cargo by sea is intense and depends on price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel. In this highly fragmented market, companies operating larger fleets as well as additional competitors with greater resources may be able to offer lower charter rates than we are able to offer, which could have a material adverse effect on our ability to utilize the M/V Cape Agamemnon and, accordingly, its profitability.

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

RISKS RELATING TO THE CONTAINER CARRIER TRADE

We are exposed to various risks in the ocean-going container shipping industry, which is cyclical and volatile in terms of charter rates and profitability.

With the exception of the M/V Cape Agamemnon, we have historically owned tanker vessels and have been active in the tanker market only. Since December 2012, we have acquired seven container vessels from Capital Maritime, and have become subject to various risks of the container shipping industry. We employ these seven vessels in the container shipping market in which we had limited experience prior to 2010. The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates and profitability and demand for our vessels depends on demand for the shipment of cargoes in containers and, in turn, containerships. Containership charter rates peaked in 2005 but have declined sharply and have remained low throughout 2013, as the impact of the European sovereign debt crisis and economic slowdown across the globe have affected international trade including exports from China to Europe and the United States, and have been subject to downward fluctuations, which in many cases have resulted in historical lows. Liner companies have experienced a substantial drop-off in container shipping activity, resulting in decreased average freight rates since the second half of 2011, and the continuation of such decreased freight rates or any further declines in freight rates would negatively affect the liner companies to which we charter our containerships. Variations in containership charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products transported by containerships. The economics of the container business have also been affected negatively by the large number of containership newbuild vessels ordered prior to the onset of the downturn. Accordingly, weak conditions in the containership sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

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

Our ability to recharter our containerships upon the expiration or termination of their current time charters and the charter rates payable under any renewal options or replacement time charters will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by consumer demand for products shipped in containers. If the charter market is depressed when our containerships’ time charters expire, we may be forced to recharter our containerships at reduced or even unprofitable rates, or we may not be able to recharter them at all, which may reduce or eliminate our earnings or make our earnings volatile. The same issues will be faced if we acquire additional vessels and attempt to obtain multi-year time charters as part of our acquisition and financing plan.

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

The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control and are difficult to predict with confidence. As a result, the nature, timing, direction and degree of changes in industry conditions are unpredictable.

Factors that influence demand for containership capacity include, among others:

•	supply and demand for products suitable for shipping in containers;
•	changes in global production of products transported by containerships;
•	seaborne and other transportation patterns, including the distances over which container cargoes are transported and changes in such patterns and distances;
•	the globalization of manufacturing;
•	global and regional economic and political conditions;
•	developments in international trade;
•	environmental and other regulatory developments;
•	currency exchange rates; and
•	weather.

Factors that influence the supply of containership capacity include, among others:

•	the number of newbuilding orders and deliveries;
•	the extent of newbuilding vessel deferrals;
•	the scrapping rate of containerships;

•	newbuilding prices and containership owner access to capital to finance the construction of newbuildings;
•	charter rates and the price of steel and other raw materials;
•	changes in environmental and other regulations and standards that may limit the useful life of containerships;
•	the number of containerships that are slow-steaming or extra slow-steaming to conserve fuel;
•	the number of containerships that are off-charter;
•	port and canal congestion and closures; and
•	demand for fleet renewal.

An oversupply of containership capacity may prolong or further depress the current charter rates and adversely affect our ability to recharter our existing containerships at profitable rates or at all.

From 2005 through the first quarter of 2010, the size of the containership order-book was at historically high levels. Although order-book volume dropped during 2011 to relatively low levels compared to previous years, the order-book is still at almost 20% of the existing fleet and deliveries of vessels ordered will significantly increase the size of the container fleet over the next two years. Additionally, a substantial number of container vessels are currently idle and the potential reactivation of the idle fleet may result in a prolonged period of lower charter rates or in a reduction of charter rates. An oversupply of newbuilding vessels and/or rechartered or idle containership capacity entering the market, combined with any future decline in the demand for containerships, may result in a reduction of charter rates and may decrease our ability to recharter our containerships other than for reduced rates or unprofitable rates, or we may not be able to recharter our containerships at all.

We are dependent on our charterers fulfilling their obligations under their agreements with us, and their inability or unwillingness to honor these obligations could reduce our revenues and cash flow.

Our seven container carrier vessels are currently under charters with Hyundai Merchant Marine Co. Ltd. (“HMM”) and A.P. Moller-Maersk A.S (“Maersk Line”). We expect that our containerships will continue to be chartered to customers mainly under multi-year fixed rate time charters. Many liner companies, including our charterers, finance their activities through cash from operations, the incurrence of debt or the issuance of equity. Since 2008, there has been a significant decline in the credit markets and the availability of credit, and the equity markets have been volatile. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. If we lose a time charter because the charterer is unable to pay us or for any other reason, we may be unable to redeploy the related vessel on similarly favorable terms or at all. Also, we will not receive any revenues from such a vessel while it is unchartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it. The combination of any surplus of containership capacity and the expected increase in the size of the world containership fleet over the next few years may make it difficult to secure substitute employment for any of our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of containerships available at lower charter rates and lack of demand for our customers’ liner services could negatively affect our charterers’ willingness to perform their obligations under our time charters, which in many cases provide for charter rates significantly above current market rates. A failure of HMM or Maersk Line to comply with the terms of its charters, and our inability to replace such charters in a certain manner may, under certain circumstances, result in an event of default under our credit facilities.

The loss of either of our charterers or vessels, or a decline in payments under our time charters, could have a material adverse effect on our business, results of operations and financial condition, revenues and cash flow and our ability to pay distributions to our unitholders.

Five of our container vessels are currently chartered at rates that are at a substantial premium to the spot and period market, and the loss of these charters could result in a significant loss of expected future revenues and cash flows.

The M/V Hyundai Premium, M/V Hyundai Paramount, M/V Hyundai Privilege, M/V Hyundai Platinum and M/V CCNI Angol are each currently under 12 year time charters to HMM, at a gross charter rate of $29,350 per day, that all commenced in the first half of 2013.

HMM has faced financial difficulties and has incurred losses recently. The loss of this customer could result in a significant loss of revenues, cash flow and our ability to maintain or improve distributions over the long term. We could lose this customer or the benefits of the charters entered into with it if, among other things:

•	the customer is unable or unwilling to perform its obligations under the charters, including the payment of the agreed rates in a timely manner;
•	the customer continues to face financial difficulties forcing it to declare bankruptcy or to default under the charters;
•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;
•	the customer seeks to renegotiate the terms of the charter agreements due to prevailing economic and market conditions or due to continued poor performance by the charterer;
•	the customer exercises certain rights to terminate the charters;
•

the customer terminates the charters because we fail to comply with the terms of the charters, the vessels are lost or damaged beyond repair, there are serious deficiencies in the vessels or prolonged periods of off-hire, or we default under the charters;

•	a prolonged force majeure event affecting the customer, including war or political unrest prevents us from performing services for that customer; or
•	the customer terminates the charters because we fail to comply with the safety and regulatory criteria of the charterer or the rules and regulations of various maritime organizations and bodies.

In the event we lose the benefit of the charters with HMM prior to their respective expiration date, we would have to recharter the vessels at the then prevailing charter rates. In such event, we may not be able to obtain competitive, or profitable, rates for these vessels and our earnings and ability to make cash distributions may be adversely affected.

A decrease in the level of China’s export of goods or an increase in trade protectionism could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

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

Containership values decreased significantly in 2008 and 2009 and have remained at depressed levels through 2013. Containership values may decrease further and over time may fluctuate substantially. If these values are low at a time when we are attempting to dispose of a vessel, we could incur a loss.

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

If the market values of our vessels deteriorate significantly, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. If a charter expires or is terminated, we may be unable to recharter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, may seek to dispose of it. Our inability to dispose of one or more of the containerships at a reasonable price could result in a loss on its sale and adversely affect our results of operations and financial condition.

Our growth and our ability to recharter our containerships depends on our ability to expand relationships with existing customers and develop relationships with new customers, for which we will face substantial competition.

We will look to recharter our existing containerships following the expiration of their current charters and we will seek charters for any additional containerships that we acquire. The process of obtaining new long-term time charters on containerships is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Containership charters are awarded based upon a variety of factors relating to the vessel operator, including, among others:

•	shipping industry relationships and reputation for customer service and safety;
•	container shipping experience and quality of ship operations, including cost effectiveness;
•	quality and experience of seafaring crew;
•	the ability to finance containerships at competitive rates and the ship owner’s financial stability generally;
•	relationships with shipyards and the ability to get suitable berths;
•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;
•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and
•	competitiveness of the bid in terms of overall price.

Competition for providing new containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent charter owners and indirect competition from state-sponsored and other major entities with their own fleets. Some of our competitors have significantly greater financial resources than we do and can operate larger fleets and may be able to offer better charter rates. An increasing number of marine transportation companies have entered the containership sector, including many with strong reputations and extensive resources and experience in the marine transportation industry. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to develop relationships with new customers on a profitable basis, if at all, which could harm our business, results of operations, financial condition and ability to make cash distributions.

RISKS RELATING TO OUR BUSINESS AND OPERATIONS

We may not be able to grow or to effectively manage our growth.

Our future growth will depend upon a number of factors, some of which we cannot control. These factors include our ability to:

•	capitalize on opportunities in the crude, product tanker, drybulk and container markets by fixing period charters for our vessels at attractive rates;
•	identify businesses engaged in managing, operating or owning vessels for acquisitions or joint ventures;
•	identify vessels and/or shipping companies for acquisitions;
•	access financing and obtain required financing for existing and new operations, including refinancing of existing indebtedness;
•	integrate any acquired businesses or vessels successfully with existing operations;
•	hire, train and retain qualified personnel to manage, maintain and operate its growing business and fleet;
•	identify additional new markets;
•	improve operating and financial systems and controls;
•	complete accretive transactions in the future; and
•	maintain our commercial and technical management agreements with Capital Maritime or other competent managers.

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

The payment of fees to Capital Ship Management and compensation for expenses and liabilities incurred on our behalf, as well as the costs associated with future drydockings and/or intermediate surveys or our vessels, which are expected to be significant, could adversely affect our business, financial condition and results of operations, including our ability to make cash distributions.

We cannot assure you that we will pay any distributions.

We currently observe a cash dividend and cash distribution policy implemented by our board of directors. The actual declaration of future cash distributions, and the establishment of record and payment dates, is subject to the terms of the partnership agreement and final determination by our board of directors each quarter after its review of financial performance. Our ability to pay distributions in any period will depend upon factors including but not limited to financial condition, results of operations, prospects and applicable provisions of Marshall Islands law. Further, holders of our common units are subject to the prior distribution rights of any holders of our preferred units then outstanding. As of the date of this Annual Report, there were 18,922,221 Class B Units issued and outstanding, of which 4,048,484 were owned by Capital Maritime. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Class B Units. We may not have sufficient cash available each quarter to pay the declared quarterly distribution per Class B or per common unit following establishment of cash reserves and payment of fees and expenses.

The timing and amount of distributions, if any, could be affected by factors affecting cash flows, results of operations, required capital expenditures, compliance with our loan covenants, or reserves. Maintaining the distribution policy will depend on shipping market development and the charter rates we earn when we recharter our vessels, our cash earnings, financial condition and cash requirements and could be affected by factors, including the loss of a vessel, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, additional borrowings and compliance with our loan covenants as well as our ability to refinance existing indebtedness, asset valuations or future issuances of securities, which may be beyond our control.

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

Our common units are equity interests in us and do not constitute indebtedness. The common units rank junior to all indebtedness and other non-equity claims on us with respect to the assets available to satisfy claims, including a liquidation of Capital Product Partners L.P. (the “Partnership” or “CPLP”). Additionally, holders of the common units are subject to the prior distribution and liquidation rights of any holders of the Class B Units and any other preferred units we may issue in the future.

As long as our outstanding Class B Units remain outstanding, under our partnership agreement, distribution payments relating to our common units are prohibited until all accrued and unpaid distributions are paid on the Class B Units.

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

Our board of directors has elected not to deduct any replacement capital expenditures from our operating surplus since 2011, which may affect our ability to acquire new vessels or replace a vessel in our fleet, as well as our future income generating capacity.

We separately account for the maintenance capital expenditures required to maintain the operating quality of our vessels as we incur maintenance expenses as part of our operating expenses, including any costs associated with scheduled drydockings. We may have to separately provide for estimated capital expenditures associated with drydocking and, in addition to estimated replacement capital expenditures, also deduct these from our operating surplus.

As our vessels come up for their scheduled drydockings the number of off-hire days of our fleet and operating expenses will increase and our cash available for distribution to our unitholders may decrease.

During 2014, a vessel managed under our fixed fee management agreement is scheduled for its next special or intermediate survey and associated drydocking. Once any of our vessels is put into drydock, it is automatically considered to be off-hire in connection with such special or intermediate survey and associated drydocking, which means that for such period of time any such vessel will not be earning any revenues. In addition, during the drydocking of our vessels, we may incur certain costs, the levels of which are not possible to predict, are not covered under this management agreement and which we will have to reimburse to our manager. Consequently, as our vessels’ scheduled drydocking approaches, the number of off-hire days of our fleet and operating expenses will increase, which may materially affect our cash available for distribution to our unitholders.

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

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss that could negatively impact our business, financial condition, results of operations, cash flows and ability to pay cash distributions.

Arrests of our vessels by maritime claimants could cause a significant loss of earnings for the related off-hire period.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In certain cases, maritime claimants may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages of its manager. In many jurisdictions, a maritime lienholder may enforce its lien by “arresting” or “attaching” a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hire period. In addition, in jurisdictions where the “sister ship” theory of liability applies, a claimant may arrest the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government of a vessel’s registry could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay cash distributions.

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

If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee “war and strikes” listed areas, premiums payable for insurance coverage for our vessels could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred due to the deployment of onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to make cash distributions, as well as result in increased costs and decreased cash flows to our customers impairing their ability to make payments to us under our charters.

Increases in fuel prices could adversely affect our profits.

We are responsible for the cost of fuel in the form of bunkers, which is a significant vessel expense, at any time our vessels are trading in the spot market, are off-hire or during the drydocking of any of our vessels. In addition, spot charter arrangements generally provide that the vessel owner, or pool operator where relevant, bear the cost of fuel. Because we do not intend to hedge our fuel costs, an increase in the price of fuel beyond our expectations may adversely affect our profitability, cash flows and ability to pay cash distributions. The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments, supply and demand for oil and gas, actions by members of the Organization of the Petroleum Exporting Countries (also known as OPEC) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Changes in the actual price of fuel at the time the charter is to be performed could result in the charter being performed at a significantly greater or lesser cost than originally anticipated and may result in losses or diminished profits.

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Determining a vessel’s efficiency includes considering its speed and fuel economy, while flexibility considerations include the ability to enter harbors, utilize related docking facilities and pass through canals and straits. A vessel’s physical life is related to the original design and construction, maintenance and the impact of the stress of its operations. If new ship designs currently promoted by shipyards as being more fuel efficient perform as promoted, or if new vessels are built in the future that are more efficient or flexible, or have longer physical lives than our current vessels, competition from these more technologically advanced vessels could adversely affect our ability to recharter our vessels, the amount of charter-hire payments that we receive for our vessels once their current charters expire and the resale value of our vessels. This could adversely affect our ability to service our debt or make cash distributions.

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

Since 2008, a number of major financial institutions have experienced serious financial difficulties and, in some cases, have entered into bankruptcy proceedings or are in regulatory enforcement actions. These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties have been compounded by financial turmoil affecting the world’s debt, credit and capital markets, and the general decline in the willingness by banks and other financial institutions to extend credit, particularly to the shipping industry due to the historically low vessel earnings and values, and, in part, due to changes in overall banking regulations (for example, Basel III). Given these conditions, the ability of banks and credit institutions to finance new projects, including the acquisition of new vessels in the future, is uncertain. In addition, these difficulties may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

Furthermore, our ability to obtain bank financing or to access the capital markets for future equity or debt offerings may be limited by our financial condition at the time of any such financing or offering, as well as by the continuing adverse market conditions, including weakened demand for, and increased supply of, product tankers, drybulk or container vessels, resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. The restrictions imposed by our credit facilities, including the obligation to comply with certain collateral maintenance and other requirements, may further restrict our ability to access available financing. Continued access to the capital markets is not assured. If we are unable to obtain additional credit or draw down upon borrowing capacity, it may negatively impact our ability to fund current and future obligations. In addition, the severe deterioration in the banking and credit markets has resulted in potentially higher interest costs and overall limited availability of liquidity, which may further affect our ability to complete any future purchases of vessels from Capital Maritime or from third parties or to refinance our debt. Furthermore, banks and financial institutions are faced with ongoing financial difficulties, and increased scrutiny by credit rating agencies means that there may be no funding available from banks limiting our ability to refinance our debt. Our failure to obtain the funds for necessary future capital expenditures and for the refinancing of our debt could also have a material adverse impact on our business, results of operations and financial condition, our ability to grow and make cash distributions and could cause the market price of our common units to decline.

Disruptions in world financial markets and further governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common units decline.

Since 2008, global financial markets have experienced extraordinary disruption and volatility following adverse changes in the global credit markets. The credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and governments around the world have taken highly significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 in the United States, and may implement other significant responses in the future. Securities and futures markets, and the credit markets, are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges have enacted temporary emergency regulations in the past and may take other extraordinary actions in the event of market emergencies and may affect permanent changes in law or interpretations of existing laws. Any changes to securities, tax, environmental, or other laws or regulations, could have a material adverse effect on our results of operations, financial condition or cash flows, and could cause the market price of our common units to decline.

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

As of December 31, 2013 our total debt was $583.3 million consisting of: (i) $250.9 million outstanding under the 2007 credit facility; (ii) $238.4 outstanding under the 2008 credit facility; (iii) $19.0 million outstanding under the 2011 credit facility and (iv) 75.0 million outstanding under the 2013 credit facility. All facilities are non-amortizing until March 2016.

Our leverage and debt service obligations could have significant additional consequences, including the following:

•	If future cash flows are insufficient, we may need to incur further indebtedness in order to make the capital expenditures and other expenses or investments we have planned.
•

If future cash flows are insufficient and we are not able to service our debt or, when the non-amortizing period of our existing credit facilities expires in March 2016, we are not able to refinance our existing indebtedness with non-amortizing debt with similar terms to our existing facilities, our obligation to make principal payments under our credit facilities may force us to take actions such as reducing or eliminating distributions, reducing or delaying business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection.

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

•

Our 2007, 2008, 2011 and 2013 credit facilities mature in 2017, 2018, 2018 and 2020, respectively. Our ability to secure additional financing prior to or after that time, if needed, may be substantially restricted by the existing level of our indebtedness and the restrictions contained in our debt instruments. Upon maturity, we will be required to dedicate a substantial portion of our cash flow to the payment of such debt, which will reduce the amount of funds available for operations, capital expenditures and future business opportunities.

The occurrence of any one of these events could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to make distributions and to satisfy our obligations under our credit facilities or any debt securities.

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

The operating and financial restrictions and covenants in our credit facilities and in any new or amended credit facility we enter into in the future could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, our credit facilities require the consent of our lenders to, or limit our ability to, among other items:

•	incur or guarantee indebtedness;
•	charge, pledge or encumber our vessels;
•	change the flag, class, management or ownership of our vessels;
•	change the commercial and technical management of our vessels;
•	sell or change the beneficial ownership or control of our vessels; and
•	subordinate our obligations thereunder to any general and administrative costs relating to our vessels, including the fixed daily fee payable under the management agreement.

Our credit facilities also require us to comply with the International Safety Management Code and to maintain valid safety management certificates and documents of compliance at all times. In addition our amended credit facilities require us to comply with certain financial covenants:

•	maintain minimum free consolidated liquidity of at least $500,000 per collateralized vessel;
•	maintain a ratio of EBITDA (as defined in each credit facility) to net interest expense of at least 2.00 to 1.00 on a trailing four-quarter basis; and
•

maintain a ratio of net Total Indebtedness to the aggregate Fair Market Value (as each term is defined in each credit facility) of our total fleet, current or future, of no more than 0.725 (the “leverage ratio”).

In addition, our credit facilities require that we maintain an aggregate fair market value of the vessels in our fleet of at least 125% of the aggregate amount outstanding under each credit facility (the “collateral maintenance”).

The interest margin of our credit facilities was amended to 2.0% for our 2007 credit facility and 3.0% for our 2008 credit facility in connection with the 2012 issuance and sale of our Class B Units. The interest margin for our 2011 and 2013 credit facilities is 3.25% and 3.5%, respectively. Our ability to comply with the covenants and restrictions contained in our credit facilities may be affected by events beyond our control, including prevailing economic, financial and industry conditions, interest rate developments, changes in the funding costs of our banks and changes in vessel earnings and asset valuations. If market or other economic conditions further deteriorate or fail to improve, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, especially if we trigger a cross-default currently contained in our credit facilities, we may be forced to suspend our distributions, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios set out above. The recent global economic downturn has had an adverse effect on vessel values which is likely to persist if the economic slowdown resumes. If the estimated asset values of the vessels in our fleet continue to decrease, such decreases may limit the amounts we can drawdown under our credit facilities to purchase additional vessels and our ability to expand our fleet. In addition, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities. If funds under our credit facilities become unavailable as a result of a breach of our covenants or otherwise, we may not be able to perform our business strategy which could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

If we default under our credit facilities, our ability to make cash distributions may be impaired and we could forfeit our rights in certain of our vessels and their charters.

We have pledged all of our vessels as security to the lenders under our credit facilities. Default under these credit facilities, if not waived or modified, would permit the lenders to foreclose on the mortgages over the vessels and the related collateral, and we could lose our rights in the vessels and their charters.

When final payment is due under our loan agreements, we must repay any borrowings outstanding, including balloon payments. To the extent that cash flows are insufficient to repay any of these borrowings or asset cover is inadequate due to a deterioration in vessel values, we will need to refinance some or all of our loan agreements, replace them with alternate credit arrangements or provide additional security. We may not be able to refinance or replace our loan agreements or provide additional security at the time they become due.

In the event we default under our credit facilities or we are not able to refinance our existing debt obligations with new debt facilities with similar terms to the existing facilities, or if our operating results are not sufficient to service current or future indebtedness, or to make relevant principal repayments if necessary, we may be forced to take actions such as reducing or eliminating distributions, reducing or delaying business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing debt, or seeking additional equity capital or bankruptcy protection. In addition, the terms of any refinancing or alternate credit arrangement may restrict our financial and operating flexibility and our ability to make cash distributions.

If we are in breach of any of the terms of our credit facilities, as amended, a significant portion of our obligations may become immediately due and payable and our lenders’ commitments to make further loans to us may terminate. We may also be unable to execute our business strategy.

Our ability to comply with the covenants and restrictions contained in our credit facilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If vessel earnings and valuations, or market or other economic conditions deteriorate further, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, especially if we trigger a cross-default currently contained in our credit facilities or any interest rate swap agreements we have entered into pursuant to their terms, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We may not be able to reach agreement with our lenders to amend the terms of the loan agreements or waive any breaches and we may not have, or be able to obtain, sufficient funds to make any accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. Furthermore, if funds under our credit facilities become unavailable as a result of a breach of our covenants or otherwise, we may not be able to execute our business strategy, which could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

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

•	a cross-default of our other indebtedness of $5.0 million or greater, or of the indebtedness of our subsidiaries of $750,000 or greater;
•	we become, in the reasonable opinion of the lenders, unable to pay our debts when due;
•

any of our or our subsidiaries’ assets are subject to any form of execution, attachment, arrest, sequestration or distress in respect of a sum of $1.0 million or more that is not discharged within 10 business days;

•	an event of insolvency or bankruptcy;
•	cessation or suspension of our business or of a material part thereof;
•	unlawfulness, non-effectiveness or repudiation of any material provision of our credit facility, of any of the related finance and guarantee documents or of our interest rate swap agreements;
•	failure of effectiveness of security documents or guarantee;
•	our common units cease to be listed on the Nasdaq Global Market or on any other recognized securities exchange;
•	any breach under any provisions contained in our interest rate swap agreements;
•	termination of our interest rate swap agreements or an event of default thereunder that is not remedied within five business days;
•	invalidity of a security document in any material respect or if any security document ceases to provide a perfected first priority security interest;
•	failure by HMM or Maersk Line to comply with the terms of the their charters and we are unable to replace the charter in a manner that meets our obligations under the facilities; or
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

RISKS INHERENT IN OUR OPERATIONS

We currently derive all of our revenues from a limited number of customers and the loss of any customer or charter or vessel could result in a significant loss of revenues and cash flow.

We have derived, and believe that we will continue to derive, all of our revenues and cash flow from a limited number of customers. For the year ended December 31, 2013, Capital Maritime, BP Shipping Limited, Maersk Line and HMM accounted for 32%, 17%, 14% and 13% of our revenues, respectively. For the year ended December 31, 2012, Capital Maritime and BP Shipping Limited accounted for 45% and 23% of our revenues, respectively. For the year ended December 31, 2011, Capital Maritime, BP Shipping Limited and subsidiaries of Overseas Shipholding Group Inc. (“OSG”) accounted for 24%, 32% and 11% of our revenues, respectively. We could lose a customer, including Capital Maritime, or the benefits of some or all of a charter if:

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

•	the customer fails to make charter payments due to disagreements with us or otherwise;
•	the customer tries to renegotiate the terms of the charter agreement due to prevailing economic and market conditions;
•	the customer exercises certain rights to terminate the charter or purchase the vessel;
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

A number of our charterers, including Capital Maritime, are private companies and we may have limited access to their financial affairs, which may result in us having limited information on their financial strength and ability to meet their financial obligations. Please read “Item 4B: Business Overview —Our Customers” and “—Our Charters” below for further information on our customers.

If we lose a key charter, we may be unable to redeploy the related vessel on terms as favorable to us due to the long-term nature of most charters. If we are unable to redeploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition and may also have to enter into costly and lengthy legal proceedings in order to reserve our rights. Until such time as the vessel is rechartered, we may have to operate it in the spot market at charter rates which may not be as favorable to us as our current charter rates. In addition, if a customer exercises its right to purchase a vessel, we would not receive any further revenue from the vessel and may be unable to obtain a substitute vessel and charter. This may cause us to receive decreased revenue and cash flows from having fewer vessels operating in our fleet. Any replacement newbuilding would not generate revenues during its construction, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter. Any compensation under our charters for a purchase of the vessels may not adequately compensate us for the loss of the vessel and related time charter. The loss of any of our customers, time or bareboat charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

One of our largest customers, BP Shipping Limited, has been adversely affected by the oil leak in the Gulf of Mexico. This spill or future spills by other companies may result in additional or changes to existing regulation that could result in additional costs to us or expose us to additional liabilities.

One of our largest customers, BP Shipping Limited, is an affiliate of BP p.l.c. (“BP”). BP and its affiliates have been materially adversely affected by the explosion onboard the semisubmersible drilling rig Deepwater Horizon in the Gulf of Mexico in April 2010 and the resulting oil leak from a well being operated by an affiliate of BP and in which such affiliate had a majority working interest. As of December 31, 2013, five of our vessels were chartered to BP or its affiliates. BP Shipping Limited accounted for approximately 17%, 23% and 32% of our revenues for the years ended December 31, 2013, 2012 and 2011, respectively.

Future costs associated with the Gulf of Mexico oil spill could adversely affect BP and could, in turn, have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to meet our obligations and to make cash distributions. Future significant spills that capture public or regulatory attention could result in stricter regulation.

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

We depend on Capital Maritime and its affiliates to assist us in operating and expanding our business. If Capital Maritime is materially adversely affected by the ongoing market fluctuations, and risks or suffers material damage to its reputation, it may affect its ability to comply with the terms of its charters with us or provide us with the necessary level of services to support and expand our business.

As of December 31, 2013, eleven of our 30 vessels were under charter with Capital Maritime. In the future we may enter into additional contracts with Capital Maritime to charter our vessels as they become available for rechartering. Capital Maritime is subject to the same risks and market fluctuations as all other charterers. In the event Capital Maritime is affected by the ongoing market downturn and limited availability of financing it may default under its charters with us, which would materially adversely affect our operations and ability to make cash distributions.

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

Our growth depends on general trends in the shipping industry that may affect the product tanker, container carrier and drybulk trade, as well as on continued growth in demand for refined products and crude oil and the continued demand for their seaborne transportation.

Our growth strategy depends on developments in the refined product tanker, crude oil, drybulk and container shipping sectors. In particular, our growth depends on continued growth in world and regional demand for refined products and crude oil, and the transportation of refined products and crude oil by sea, as well as drybulk products, commodities and other materials that are transported by container or drybulk vessels, all of which could be negatively affected by a number of factors, including:

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

•	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive or energy conservation measures; and
•	availability of new, alternative energy sources.

Additionally, our growth depends on continued growth in world and regional demand for the transportation of containerized and drybulk goods, which could be negatively affected by a number of factors, including:

•	our ability to operate in new markets, including the container carrier market;
•	drybulk and container carrier industry trends;
•	the supply and demand of containerized goods;
•	developments in the market for exports of containerized goods from emerging markets, including China;
•	trends in the market for imports of raw materials to emerging markets, such as India and China;
•	the relocation of regional and global manufacturing facilities from Asian and emerging markets to developed economies in Europe and the United States;
•	negative or deteriorating global or regional economic or political conditions, particularly in oil consuming regions, which could reduce energy consumption or its growth;
•	the location of consuming regions for containerized and drybulk goods;
•	the globalization of production and manufacturing;
•	the price of steel and other raw materials;
•	seaborne and other transportation patterns, including the distances over which container cargoes are transported and changes in such patterns and distances;
•	the globalization of manufacturing;
•	the number of vessels being laid up or scrapped in a particular sector compared to the number of newbuild deliveries; and
•	environmental and other regulatory developments.

Continued reduced demand for refined products, crude oil, containerized and dry cargo goods, and the shipping of these, would have a material adverse effect on our future growth and could harm our business, results of operations, cash flows and financial condition.

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

Our current business strategy includes additional growth through the acquisition of new and secondhand vessels. While we typically inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated solely by us. Generally, we do not receive the benefit of warranties from the builders for the secondhand vessels that we acquire. Our fleet had an average age of approximately 5.8 years as of December 31, 2013. In general the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel making older vessels less desirable to charterers.

We may not be able to expand the size of our fleet or replace aging vessels in the future which may affect our ability to pay distributions.

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

As of December 31, 2013, our fleet consisted of 30 vessels, only eight of which had been part of our initial fleet at the time of our initial public offering (“IPO”). We have financed the purchase of the additional vessels with debt, or partly with debt, cash and/or partly by issuing additional equity securities. We also acquired additional vessels through the acquisition of Crude Carriers in 2011. If we issue additional common units, Class B Units or other equity securities to finance the acquisition of a vessel or business, your ownership interest in us may be diluted. Please read “Item 3D: Risk Factors—Risks Inherent in an Investment in Us—We may issue additional equity securities without your approval, which would dilute your ownership interests.” below.

If we elect to expand our fleet in the future by entering into contracts for newbuildings directly with shipyards, we generally will be required to make installment payments prior to their delivery. We typically must pay between 5% to 25% of the purchase price of a vessel upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately 18-36 months later for current orders) which could reduce cash available for distributions to unitholders. If we finance these acquisitions by issuing debt or equity securities, we will increase the aggregate amount of interest payments or quarterly distributions we must make prior to generating cash from the operation of the newbuilding.

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

We conduct most of our operations outside of the United States. In particular, we derive a portion of our revenues from shipping oil and oil products from politically unstable regions and our business, results of operations, cash flows, financial condition and ability to make cash distributions may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005,

the recent conflicts in Iraq and Afghanistan and other current and future conflicts, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to contribute to world economic instability and uncertainty in global financial markets. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally, and could negatively impact the U.S. and world economy, potentially leading to an economic recession. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

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

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act, which became effective on July 1, 2011. The U.K. Bribery Act is broader in scope than the FCPA because it does not contain an exception for facilitating payments (i.e., payments to secure or expedite the performance of a “routine governmental action”) and covers bribes and payments to private businesses as well as foreign public officials. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with such legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Business Conduct and Ethics, which incorporates our anti-bribery and corruption policy may not adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation.

Our vessels may call on ports located in countries that are subject to restrictions and sanctions imposed by the United States, the European Union and other jurisdictions.

Certain countries and persons are targeted by sanctions and embargoes imposed by the United States, the European Union and other jurisdictions, and Cuba, Iran, Sudan and Syria are identified as state sponsors of terrorism by the U.S. Department of State. Such sanctions and embargo laws and regulations vary in their application. They do not apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be strengthened or otherwise amended over time. We generally do not do business in the targeted jurisdictions and have not entered into agreements or other arrangements with the governments or any governmental entities of Cuba, Iran, Sudan or Syria and have entertained no direct business contacts with officials or representatives of any such governments or entities. However, although we have various policies and controls designed to help ensure our compliance with these sanctions and embargo laws, it is possible that the charterers of our vessels, or their subcharterer, may arrange for vessels in our fleet to call on ports located in one or more of these countries.

In recent years, one focus of these sanctions, especially with respect to Iran, has been on shipping concerns. For example, in 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which amended and expanded the scope of the Iran Sanctions Act of 1996 (as amended, the “ISA”). Among other things, after CISADA, the ISA provides that sanctions may be imposed on any person who provides ships or shipping services to deliver refined petroleum products to Iran, subject to certain conditions. The Iran Threat Reduction and Syria Human Rights Act of 2012 (the “ITRA”) further adds to and strengthens U.S. sanctions regarding Iran. In particular, with regard to shipping concerns, the ITRA adds new categories of sanctionable commercial activities, including ownership, operation or control of a vessel that was used to transport crude oil from Iran to another country, subject to certain conditions and exceptions. The ITRA also amended the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), to require that issuers required to file with the SEC an annual or quarterly report under Section 13(a) of the Exchange Act include in the applicable report disclosure as to whether such issuer or its affiliates have knowingly engaged in certain activities described in the ISA and CISADA, or in transactions or dealings with certain persons identified in Section 13(r) of the Exchange Act. In December 2012, the United States enacted the “Iran Freedom and Counter-Proliferation Act of 2012,” as a subtitle of the National Defense Authorization Act for Fiscal Year 2012 (the “IFCPA”), which, among other things, further targets Iran’s ports, shipping, and ship-building sectors as entities of proliferation concern and authorizes the designation of persons and entities operating a port in Iran, or who knowingly provide significant financial, material, technological or other support to, or goods and services in support of any activity or transaction on behalf of or for the benefit of such a port operator, as a Specially Designated Nationals and Blocked Person (“SDN”) to be listed on the U.S. Office of Foreign Assets Control’s (“OFAC”) list of Specially Designated Nationals and Blocked Persons (“SDN List”). The IFCPA also allows for sanctions to be imposed on any person who knowingly sells, supplies or transfers, directly or indirectly, materials to be used in connection with the energy, shipping, or shipbuilding sectors of Iran, subject to certain conditions and exceptions.

If it is determined that a person has engaged in sanctionable conduct under the ISA, the President of the United States (acting through the U.S. State Department and/or the U.S. Treasury Department) is required to impose at least five of 12 available sanctions. Sanctions include denial of export licenses, restrictions or prohibition on extensions of loans or credit, loss of eligibility to be awarded government contracts, a prohibition on transactions in foreign exchange by the sanctioned company, a prohibition of any transfers of credit or payments between, by, through or to any financial institution to the extent the interest of a sanctioned company is involved, a ban on investment in the debt or equity securities of the sanctioned party, exclusion of the sanctioned entity’s corporate officers from the United States, sanctions imposed directly on the principal executive officers of the sanctioned entity and a requirement to “block” or “freeze” any property of the sanctioned company that is subject to the jurisdiction of the United States.

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

In order to maintain compliance, among other things, we monitor and review the movement of our vessels, as well as the cargo being transported by our vessels, on a continuing basis. During 2013, our vessels made approximately 821 total calls on worldwide ports. None of the vessels in our fleet made any port calls in Cuba or

Syria. Of the vessels in our fleet, six made one port call each to Iran representing approximately 0.7% of our total calls. In addition, a vessel owned by our affiliate, Capital Maritime, made one port call to Iran. As part of the voyage charter arrangements between our affiliate Capital Maritime and third party charterers, Capital Maritime or its manager may pay fees and expenses related to the port calls made in Iran through a private third party agent in Iran appointed by the third party charterer, which in 2013 did not include any payments for refueling or bunkers for the vessels making such port calls. The six port calls made by CPLP vessels and the one port call made by a Capital Maritime vessel all occurred while the respective vessels were sublet by their charterer under voyage charters to third parties. To the best of our knowledge, the vessels making these port calls were transporting either vegetable oils or molasses, not crude oil, petroleum, refined petroleum, petrochemical products, uranium or weapons, or other goods that are specially targeted by various sanctions and embargo laws of the United States, such as the ISA, or the European Union. We believe all such port calls were made in full compliance with applicable regulations, including those of the United States, the European Union and other relevant jurisdictions.

Our charter agreements include provisions that, on the one hand, restrict trades of our vessels to countries under sanctions or embargoes and, on the other, allow any transportation activities involving sanctioned countries to the extent permitted under the applicable sanction or embargo requirements. Our ordinary chartering policy is to try and include similar provisions in all of our period charters. Prior to agreeing to waive existing charter party restrictions on carrying cargoes to or from Iranian ports, we ensure that the charterers have proof of compliance with international and U.S. sanction exemptions. More specifically, our current charters proscribe trades of our vessels to Cuba and contain provisions to also exclude Iran and Syria in certain situations, including in the event that a boycott or further sanctions are imposed by a relevant jurisdiction regarding trade with Iran and Syria. Our charters at this time do not impose a blanket prohibition on port calls in the Sudan.

Should one of our charterers engage in actions that involve us or our vessels and that may, if completed, represent material violations of sanctions and embargo laws or regulations, we would rely on our monitoring and control systems, including documentation, such as bills of lading, regular check-ins with the crews of our vessels and electronic tracking systems on our vessels to detect such actions on a prompt basis and seek to prevent them from occurring.

Notwithstanding the above, it is possible that new sanctions-related legislation that could impact our business may be enacted in the future. In addition, it is possible that the charterers of our vessels may violate applicable sanctions, laws and regulations, using our vessels or otherwise, and the applicable authorities may seek to review our activities as the vessel owner. Although we do not believe that current sanctions and embargoes prevent our vessels from making all calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our common units. Moreover, although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, we may not be in strict and absolute compliance in the future, particularly as the scope of certain laws may be unclear, may be subject to changing interpretations or may be strengthened or otherwise amended. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our common units. Additionally, some investors, including U.S. state pension funds, may decide, or be required, to divest their interest, or not to invest, in our common units simply because we may do business with charterers that do business in sanctioned countries, or because of port calls of our vessels to ports of sanctioned countries, which could have a negative effect on the price of our common units or our ability to make distributions on our common units. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common units may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries. Finally, future expansion of sanctions against these or other countries could prevent our tankers from making any calls at certain ports, which potentially could have a negative impact on our business and results of operations.

Marine transportation is inherently risky, and an incident involving significant loss of, or environmental contamination by, any of our vessels could harm our reputation and business.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disasters;
•	bad weather;
•	mechanical failures;
•	grounding, fire, explosions and collisions;
•	piracy;
•	human error; and
•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	environmental damage, including liabilities and costs to recover any spilled oil or other petroleum products, and to pay for environmental damage and ecosystem restoration where the spill occurred;
•	death or injury to persons, or loss of property;
•	delays in the delivery of cargo;
•	loss of revenues from or termination of charter contracts;
•	governmental fines, penalties or restrictions on conducting business;
•	higher insurance rates; and
•	damage to our reputation and customer relationships generally.

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

The operation of ocean-going vessels in international trade is inherently risky. Not all risks can be adequately insured against and any particular claim upon our insurance may not be paid for any number of reasons. We do not currently maintain off-hire insurance, covering loss of revenue during extended vessel off-hire periods such as may occur whilst a vessel is under repair. Accordingly, even though a unique cover has been negotiated to mitigate such off-hire losses to a certain extent, any extended vessel off-hire due to an accident or otherwise, could have a materially adverse effect on our business and our ability to pay distributions to our unitholders. Claims covered by insurance are subject to deductibles and since it is possible that a large number of claims may arise, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves. Please read “Item 3D: Risk Factors—Risks Inherent in Our Operations—We will be subject to funding calls by our protection and indemnity associations, and our associations may not have enough resources to cover claims made against them, resulting in potential unbudgeted supplementary liability to fund claims made upon us.” below.

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

The maritime transportation industry is subject to substantial environmental and other regulations and international standards, which may significantly limit our operations or increase our expenses.

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

These requirements can affect the resale value or useful lives of our vessels, increase operational costs, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, decrease profitability, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury and property damage claims and natural resource damages relating to the release of or exposure to hazardous materials associated with our current or historic operations. Violations of or liabilities under environmental requirements also can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels.

We could incur significant costs, including cleanup costs, fines, penalties, third-party claims and natural resource damages, as the result of an oil spill or other liabilities under environmental laws. OPA 90 affects all vessel owners shipping oil or petroleum products to, from or within United States territorial waters. OPA 90 allows for potentially unlimited cleanup liability without regard to fault of owners, operators and bareboat charterers of vessels for oil pollution in U.S. waters. Similarly, the International Convention on Civil Liability for Oil Pollution Damage,

1969, as amended, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. OPA 90 expressly permits individual states to impose their own stricter liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Certain coastal states in the United States, especially on the Pacific coast, have enacted pollution prevention liability and response laws, many providing for strict or unlimited liability.

In addition to complying with existing laws and regulations and those that may be adopted, shipowners may incur significant additional costs in meeting new maintenance, training and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. For example, recent amendments to MARPOL regulations regarding the prevention of air pollution from ships establish a series of progressively stricter standards to further limit the sulfur content in fuel oil, which will be phased in through 2020, and new tiers of nitrogen oxide (“NOx”) emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards apply in the coastal areas designated as Emission Control Areas, including the Baltic Sea, the North Sea, and the United States and Canadian coastal areas.

Further legislation, or amendments to existing legislation, applicable to international and national maritime trade is expected over the coming years relating to environmental matters, such as ship recycling, sewage systems, emission control (including emissions of greenhouse gases), cold-ironing while docked and ballast treatment and handling.

For example, legislation and regulations that will require more stringent controls of air emissions from ocean-going vessels are pending or have been approved at the federal and state level in the United States. The relevant standards are consistent with the 2008 Amendments to Annex VI of MARPOL. Such legislation or regulations may require significant additional capital expenditures (such as additional costs required for the installation of control equipment on each vessel) or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our vessels’ compliance with international and/or national regulations and standards.

In addition, various jurisdictions and organizations, including the IMO and the United States government, have proposed or implemented requirements governing the management of ballast water to prevent the introduction of non-indigenous invasive species. To meet this challenge, the IMO has developed the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), to regulate discharges of ballast water and reduce the risk of introducing non-native species from ships’ ballast water. The BWM Convention will enter into force 12 months after ratification by 30 states, representing 35% of world’s merchant shipping tonnage. As of December 2013, 38 states, representing approximately 30.38% of the world’s merchant shipping tonnage, have ratified the BWM Convention. We may incur additional costs to install the relevant control equipment on our vessels in order to comply with the new standards.

In the United States, ballast water management legislation has been enacted in several states, and federal legislation is currently pending in the U.S. Congress. In addition, the U.S. Environmental Protection Agency has also adopted a rule which requires commercial vessels to obtain a “Vessel General Permit” from the U.S. Coast Guard in compliance with the Federal Water Pollution Control Act (the “Clean Water Act”) regulating, among other things, the discharge of ballast water and other discharges into U.S. waters. Permit holders must comply with U.S. Coast Guard regulations that phase in new ballast water management system standards and requirements for new built and existing ships beginning in 2013 and through 2016. Significant expenditures for the installation of additional equipment or new systems on board our vessels may be required in order to comply with existing or future regulations regarding ballast water management in these other jurisdictions, along with the potential for increased port disposal costs.

Other requirements may also come into force regarding the protection of endangered species, which could lead to changes in the routes our vessels follow or in trading patterns generally, and thus to additional operating expenditures. Additionally, new environmental regulations with respect to greenhouse gas emissions and preservation of biodiversity amongst others, may arise out of commitments made at international conferences such as periodic G8 and G20 summits through international environmental agreements and United Nations Climate Change Conferences or through other multilateral or bilateral agreements.

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

The crew employment agreements that manning agents enter into on behalf of Capital Maritime or any of its affiliates, including Capital Ship Management, our manager, may not prevent labor interruptions and are subject to renegotiation in the future. Any labor interruptions, including due to a failure to renegotiate employment agreements with our crew members successfully could disrupt our operations and could adversely affect our business, results of operations, cash flows and financial condition.

If a more active short-term or spot containership market develops, we may have more difficulty entering into medium- to long-term, fixed-rate time charters and our existing customers may begin to pressure us to reduce our charter rates.

One of our principal strategies is to enter into medium- to long-term, fixed-rate time charters. As more containerships become available for the short-term or spot market, we may have difficulty entering into additional medium- to long-term, fixed-rate time charters for our vessels due to the increased supply of vessels and possibly lower rates in the spot market. As a result, our cash flow may be subject to instability in the long term. A more active short-term or spot containership market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for vessels is depressed or insufficient funds are available to cover our financing costs for related vessels. In addition, the development of an active short-term or spot containership market could affect rates under our existing time charters as our current customers may begin to pressure us to reduce our rates.

RISKS INHERENT IN AN INVESTMENT IN US

Capital Maritime and its affiliates may engage in competition with us.

Pursuant to the omnibus agreement that we and Capital Maritime have entered into, as amended and restated, Capital Maritime and its controlled affiliates (other than us, our general partner and our subsidiaries) have agreed not to acquire, own or operate product or crude oil tankers with carrying capacity over 30,000 dwt under time or bareboat charters with a remaining duration, excluding any extension options, of at least 12 months at the earliest of the following dates: (a) the date the tanker to which such time or bareboat charter is attached is first acquired by Capital Maritime and its controlled affiliates and (b) the date on which a tanker owned by Capital Maritime or its controlled affiliates is put under such time or bareboat charter without the consent of our general partner or first offering such tanker vessel to us. Similarly, we may not acquire, own or operate product or crude oil tankers with carrying capacity under 30,000 dwt, other than vessels we had owned prior to the date of such restatement without first offering such tanker vessel first to Capital Maritime. In addition, both we and Capital Maritime have granted the other party a right of first offer on the transfer or rechartering of any vessels with carrying capacity over 30,000 dwt. The omnibus agreement, however, contains significant exceptions that may allow Capital Maritime or any of its controlled affiliates to compete with us, which could harm our business. Please read “Item 7B: Related-Party Transactions—Transactions entered into during the year ended December 31, 2011”.

Capital Maritime is a privately held company and there is little publicly available information about it.

Capital Maritime is our largest customer, with eleven of our 30 vessels chartered to it as of December 31, 2013. In addition, our manager is a subsidiary of Capital Maritime. The ability of Capital Maritime to continue providing services for our benefit will depend in part on its own financial strength and reputation in the industry.

Circumstances beyond our control could impair its financial strength and also affect its relationships and reputations within the industry, and because it is a privately held company, little or no information about its financial strength is publicly available. As a result, an investor in our common units might have little advance warning of problems Capital Maritime may experience, even though these problems could have a material adverse effect on us.

Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning 5% or more of our units.

Holders of common units have only limited voting rights on matters affecting our business. We hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders (excluding Capital Maritime and its affiliates) elect five of the eight members of our board of directors. We do not currently have any outstanding subordinated units. The elected directors are elected on a staggered basis and serve for three-year terms. Our general partner in its sole discretion has the right to appoint the remaining three directors, who also serve for three-year terms. The partnership agreement also contains provisions limiting the ability of common unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders have no right to elect our general partner and our general partner may not be removed except by a vote of the holders of at least 66  2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class and a majority vote of our board of directors. Currently, 67,237,409 common units are owned by non-affiliated public unitholders, representing 76.0% of our common units and a 61.6% common unitholder interest in us overall.

Our partnership agreement further restricts unitholders’ voting rights by providing that if any person or group, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of our board of directors, owns beneficially 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. As affiliates of our general partner, Capital Maritime and Crude Carriers Investments Corp. (“Crude Carriers Investments”) are not subject to this limitation.

As of December 31, 2013, the Marinakis family, including Evangelos M. Marinakis, our chairman, may be deemed to beneficially own a 27.3% interest in us through its beneficial ownership, amongst others, of Capital Maritime, which owned a 21.5% interest in us, including 17,692,891 common units, 4,048,484 Class B Units and a 1.6% interest in us through its ownership of our general partner, and of Crude Carriers Investments, which owned a 3.0% interest in us.

Our general partner and its other affiliates own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to your detriment.

Our general partner is in charge of our day-to-day affairs consistent with policies and procedures adopted by and subject to the direction of our board of directors. Our general partner and its affiliates and our directors have a fiduciary duty to manage us in a manner beneficial to us and our unitholders. The common units owned by affiliates of our general partner have the same rights as our other outstanding common units. However, the officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Capital Maritime. Furthermore, all of the officers of our general partner and certain of our directors are directors or officers of Capital Maritime and its affiliates, and as such they have fiduciary duties to Capital Maritime that may cause them to pursue business strategies that disproportionately benefit Capital Maritime or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Capital Maritime and its affiliates, including our general partner and its officers, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. Please read “Item 3D: Risk Factors—Risks Inherent in an Investment in Us—Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.” below. These conflicts include, among others, the following situations:

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

The vote of a majority of our common unitholders generally is required to amend the terms of our partnership agreement, including votes cast by affiliates of our general partner. As of December 31, 2013, a 27.3% interest in us may be deemed to be owned by affiliates of our general partner which can significantly impact any vote under the terms of our partnership agreement and may significantly affect your rights under the partnership agreement. In addition, affiliates of our general partner are not subject to the limitations on voting rights imposed on our other limited partners and may favor their own interests in any vote by our unitholders.

Under the terms of our partnership agreement the affirmative vote of a majority of common units (or in certain cases a higher percentage), generally is required in order to amend the terms of the partnership agreement or to reach certain decisions or actions, including:

•	amendments to the definition of available cash, operating surplus and adjusted operating surplus;
•	changes in our cash distribution policy;

•	elimination of the obligation to pay the minimum quarterly distribution;
•	elimination of the obligation to hold an annual general meeting;
•	removal of any appointed director for cause;
•	transfer of the general partner interest;
•	transfer of the incentive distribution rights;
•	the ability of the board to sell, exchange or otherwise dispose of all or substantially all of our assets;
•	resolution of conflicts of interest;
•	withdrawal of the general partner;
•	removal of the general partner;
•	dissolution of the partnership;
•	change to the quorum requirements;
•	approval of merger or consolidation; and
•

any other amendment to the partnership agreement, except for certain amendments related to the day-to-day management of the Partnership and amendments necessary or appropriate to carrying on our business consistent with historical practice, including a change that our board of directors determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which our limited partners maintain limited liability under the laws of The Marshall Islands or any other jurisdiction, and an amendment that our board of directors, and, if required, our general partner, determines to be necessary or appropriate in connection with the authorization and issuance of any class or series of our securities.

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

Furthermore, our partnership agreement provides that any changes to the rights of the Class B unitholders, whose rights rank senior to those of our common unitholders in many respects, must be approved by at least 75% of the holders of such units, excluding units held by Capital Maritime and its affiliates.

Please also read “Item 3D: Risk Factors—Risks Inherent in an Investment in Us—Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning 5% or more of our units.” above for more information on additional restrictions imposed by our partnership agreement.

We currently do not have any officers and rely, and expect to continue to rely, solely on officers of our general partner, who face conflicts in the allocation of their time to our business.

Our board of directors has not exercised its power to appoint officers of CPLP to date, and as a result, we rely, and expect to continue to rely, solely on the officers of our general partner, who are not required to work full-time on our affairs and who also work for affiliates of our general partner, including Capital Maritime. For example, our general partner’s Chief Executive Officer and Chief Financial Officer is also an executive officer of Capital Maritime. The affiliates of our general partner conduct substantial businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and effort of the officers of our general partner who also provide services to our general partner’s affiliates, which could have a material adverse effect on our business, results of operations and financial condition.

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

Our partnership agreement contains provisions that reduce the standards to which our general partner and directors would otherwise be held by Marshall Islands law. For example, our partnership agreement:

•

permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity will be made by its sole owner, Capital Maritime. Specifically, pursuant to our partnership agreement, our general partner will be considered to be acting in its individual capacity if it exercises its call right, preemptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or incentive distribution rights, or votes upon the dissolution of the partnership;

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

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner:

•

The unitholders will be unable to remove our general partner without its consent so long as our general partner and its affiliates own sufficient units to be able to prevent such removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class and a majority vote of our board of directors is required to remove the general partner. As of December 31, 2013, the Marinakis family, including Evangelos M. Marinakis, our chairman, may be deemed to beneficially own a 27.3% interest in us through its beneficial ownership, amongst others, of Capital Maritime and of Crude Carriers Investments.

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

Future sales of our common units, or the issuance of additional preferred units, debt securities or warrants, could cause the market price of our common units to decline.

The market price of our common units could decline due to sales of a large number of units, or the issuance of debt securities or warrants, in the market, including sales of units by our large unitholders or under our three registration statements on Form F-3 filed with the SEC during 2011, 2012 and 2013, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common units. Please see “Item 4A: History and Development of the Partnership” for a more detailed description of our three registration statements on Form F-3 filed with the SEC.

In addition, pursuant to the terms of our partnership agreement, holders of our Class B Units may convert all or a portion of their Class B Units into common units at any time, and from time to time, at a ratio of one-for-one, such conversion ratio to be adjusted in the event that, among other certain anti-dilution protection provisions, the distribution rate on our common units is increased. As of December 31, 2013, certain Class B unitholders have converted 5,733,333 Class B Units into 5,733,333 common units. For a more thorough description of the rights and privileges of our Class B unitholders under our partnership agreement, including voting rights, please refer to our partnership agreement, as amended, filed as Exhibit I to our Current Report on Form 6-K dated February 22, 2010, as Exhibit I to our Current Report on Form 6-K dated September 30, 2011, as Exhibit II to the our Current Report on Form 6-K/A dated May 23, 2012 and as Exhibit II to our Current Report on Form 6-K dated March 21, 2013.

We may issue additional equity securities without your approval, which would dilute your ownership interests.

We may, without the approval of our unitholders, issue an unlimited number of additional units or other equity securities, including securities to Capital Maritime. To date, we have issued and outstanding 18,922,221 Class B units to certain investors which are convertible on a one-for-one basis into common units under certain circumstances, and have also issued 24,967,240 common units to holders of Crude Carriers’ shares, in a unit-for-share transaction consummated in September 2011 whereby Crude Carriers became a wholly owned subsidiary of ours. We have also issued common units in connection with the acquisition of certain of our vessels, either directly to Capital Maritime or through public offerings, including an issuance in August 2013 of 279,286 common units under our 2011 Form F-3 filed with the SEC. We may make additional such issuances in the future. In addition, in August 2010, we issued a total of 795,200 restricted common units under our Omnibus Incentive Compensation Plan adopted in April 2008, as amended (the “Plan”). The issuance by us of additional units or other equity securities of equal or senior rank will have the following effects:

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

If at any time our general partner and its affiliates own more than 90% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units or subordinated units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units or subordinated units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units.

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

An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular for yield based equity investments such as our common units. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units to decline.

Unitholders may have liability to repay distributions.

Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Limited Partnership Act (the “MILPA”), we may not make a distribution if the distribution would cause our liabilities (other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours) to exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability. The MILPA provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated the MILPA will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement.

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

We completed our IPO on the Nasdaq Global Market on April 3, 2007. As a publicly traded limited partnership, we are required to comply with the SEC’s reporting requirements and with corporate governance and related requirements of the U.S. Sarbanes-Oxley Act of 2002, the SEC and the Nasdaq Global Market, on which our common units are listed. Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (“SOX 404”) requires that we evaluate and determine the effectiveness of our internal control over financial reporting on an annual basis and include in our reports filed with the SEC our management’s assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent registered public accounting firm. As our manager, Capital Maritime provides substantially all of our financial reporting and we depend on the procedures they have in place. If, in such future annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified attestation report as to the effectiveness of our internal control over financial reporting as required by SOX 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common units.

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

Our affairs are governed by our partnership agreement and the MILPA. The provisions of the MILPA resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The MILPA also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Partnership Act and, so long as it does not conflict with the MILPA or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware. However, there have been few, if any, judicial cases in the Republic of The Marshall Islands interpreting the MILPA. For example, the rights and fiduciary responsibilities of directors under the laws of the Republic of The Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Although the MILPA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware, our public unitholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling unitholders than would shareholders of a limited partnership organized in a U.S. jurisdiction.

It may not be possible for investors to enforce U.S. judgments against us.

We are organized under the laws of the Republic of The Marshall Islands, as is our general partner and most of our subsidiaries. Most of our directors and the directors and officers of our general partner and those of our subsidiaries are residents of countries other than the United States. Substantially all of our assets and those of our subsidiaries are located outside the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us or to enforce judgment upon us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or organized or where our assets or the assets of our subsidiaries are located (1) would enforce judgments of U.S.

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

Based on our current and projected method of operation, we believe that we are not currently a PFIC and we do not expect to become a PFIC in the future. We intend to treat our income from spot and time chartering activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, no assurance can be given that the Internal Revenue Service (the “IRS”) or a United States court will accept this position, and there is accordingly a risk that the IRS or a United States court could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations. See “Item 10E: Taxation—Material United States Federal Income Tax Considerations—PFIC Status and Significant Tax Consequences”.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the Internal Revenue Code of 1986, as amended (the “Code”), 50% of the gross shipping income of a vessel owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the U.S. is characterized as U.S. source shipping income and such income generally is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code. We believe that we and each of our subsidiaries will qualify for this statutory tax exemption, and we will take this position for U.S. federal income tax return reporting purposes. See “Item 10E: Taxation—Material United States Federal Income Tax Considerations—The Section 883 Exemption”. However, there are factual circumstances, including some that may be beyond our control, which could cause us to lose the benefit of this tax exemption. In addition, our conclusion that we currently qualify for this exemption is based upon legal authorities that do not expressly contemplate an organizational structure such as ours. Although we have elected to be treated as a corporation for U.S. federal income tax purposes, for corporate law purposes we are organized as a limited partnership under Marshall Islands law. Our general partner will be responsible for managing our business and affairs and has been granted certain veto rights over decisions of our board of directors. Therefore, we can give no assurances that the IRS will not take a different position regarding our qualification, or the qualification of any of our subsidiaries, for this tax exemption.

If we or our subsidiaries are not entitled to this exemption under Section 883 of the Code for any taxable year, we or our subsidiaries generally would be subject for those years to a 4% U.S. federal gross income tax on our U.S. source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our unitholders.

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

Item 4. Information on the Partnership.

A. History and Development of the Partnership

We are a master limited partnership formed as Capital Product Partners L.P. under the laws of The Marshall Islands on January 16, 2007. We completed our IPO in April 2007 at which time our fleet consisted of eight vessels as compared to the 30 currently in our fleet. We maintain our principal executive headquarters at 3 Iassonos Street, Piraeus, 18537 Greece and our telephone number is +30 210 4584 950. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

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

On July 22, 2010, we held our annual general meeting of unitholders, at which time the two initial directors appointed by Capital Maritime and designated as Class III elected directors were reelected by a majority of our common unitholders (excluding common units held by Capital Maritime). As of this annual meeting, a majority of our board has been elected by our common unitholders, rather than appointed by our general partner.

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

On May 5, 2011, we entered into a definitive agreement to merge with Crude Carriers in a unit-for-share transaction whereby Crude Carriers would become a wholly owned subsidiary of ours. The exchange ratio was 1.56 of our units for each Crude Carriers share. In September 2011, we completed the merger with Crude Carriers, which was approved by 60.3% of Crude Carriers’ unaffiliated shareholders voting as a separate class, representing approximately 97.9% of the total votes cast, at a special shareholders’ meeting. In connection with the merger, we issued an additional 24,967,240 common units to holders of Crude Carriers’ shares, which include 3,284,210 common units resulting from the conversion of Crude Carriers’ Class B Shares owned by Crude Carriers Investments and 623,064 common units resulting from the conversion of common shares issued under the Crude Carriers Equity Incentive Plan (the “Crude Plan”). We also approved the election of Dimitris Christacopoulos, an independent member of the Crude Carriers board, to our board of directors. Concurrently with the completion of the merger, and in order for our general partner to maintain its 2% interest in us, 499,346 common units owned by Capital Maritime were converted into general partner units. For additional information regarding the merger with Crude Carriers please see our Registration Statement on Form F-4 filed with the SEC and declared effective on August 12, 2011 (our “Form F-4”) and Note 3 (Acquisitions) to our Financial Statements included herein.

In June 2011, we completed the acquisition of the vessel owning company of the M/V Cape Agamemnon and the attached charter from Capital Maritime. The vessel is under a charter to Cosco, which was amended in November 2011, for a ten-year period which commenced in July 2010. The acquisition was funded through $1.5 million from available cash and the incurrence of $25.0 million of debt under our 2011 credit facility and the remainder through the issuance of 6,958,000 common units to Capital Maritime. The acquisition was approved by our board of directors following approval by the conflicts committee.

In June 2011, we entered into a new $25.0 million credit facility with Credit Agricole Emporiki Bank which, as subsequently amended, is non-amortizing until March 2016 and is priced at LIBOR plus 3.25%. We used the full amount available under this facility in connection with the acquisition of the M/V Cape Agamemnon. Following certain prepayments, as of the date of this Annual Report $19.0 million was outstanding under the 2011 credit facility.

In September 2011, we completed the refinancing of Crude Carriers’ outstanding debt of $134.6 million using our 2008 credit facility. The refinanced amount is non-amortizing until March 2016.

In September 2011, pursuant to the terms of our merger agreement with Crude Carriers, we amended and restated the omnibus agreement we had entered into at the time of our IPO with Capital Maritime. Under the terms of the amended and restated omnibus agreement Capital Maritime and its controlled affiliates (other than us, our general partner and our subsidiaries) have agreed not to acquire, own or operate product or crude oil tankers with carrying capacity over 30,000 dwt under time or bareboat charters with a remaining duration, excluding any extension options, of at least 12 months at the earliest of the following dates: (a) the date the tanker to which such time or bareboat charter is attached is first acquired by Capital Maritime and its controlled affiliates and (b) the date on which a tanker owned by Capital Maritime or its controlled affiliates is put under such time or bareboat charter without the consent of our general partner or first offering such tanker vessel to us. Similarly, we may not acquire, own or operate product or crude oil tankers with carrying capacity under 30,000 dwt, other than vessels we had owned prior to the date of such restatement without first offering such tanker vessel first to Capital Maritime. In addition, both we and Capital Maritime have granted the other party a right of first offer on the transfer or rechartering of any vessels with carrying capacity over 30,000 dwt.

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

In May 2012 we announced an agreement to issue $140.0 million of Class B Units to a group of investors including amongst others Kayne Anderson Capital Advisors, L.P., Swank Capital LLC, Salient Partners, Spring Creek Capital LLC, Mason Street Advisors LLC and our sponsor Capital Maritime (the “Purchasers”). As of June 6, 2012, we had completed the issuance and sale of 15,555,554 Class B Units to the Purchasers pursuant to the Class B Convertible Preferred Unit Subscription Agreements dated May 11, 2012 and June 6, 2012, respectively (the “Subscription Agreements”), entered into with the Purchasers. The Class B Units were priced at $9.00 per unit and are convertible at any time into common units of the Partnership on a one-for-one basis. The Class B Units pay a fixed quarterly distribution of $0.21375 per unit representing an annualized distribution yield of 9.5%. The net proceeds of the transaction, together with part of our cash balances, were used to prepay debt of $149.6 million across our three credit facilities. The transaction was unanimously approved by our board of directors.

In connection with the issuance and sale of the Class B Units, we adopted the Second Amendment, dated as of May 22, 2012 (the “Second Amendment to the Partnership Agreement”), to our partnership agreement, which established and set forth the rights, preferences, privileges, duties and obligations of the Class B Units. The issued Class B Units have certain rights that are senior to the rights of the holders of common units, such as the right to distributions and rights upon liquidation of the Partnership. Furthermore, we entered into the certain Registration Rights Agreements, dated as of May 22, 2012 and June 6, 2012, respectively (“Registration Rights Agreements”), with certain Purchasers, relating to the registered resale of common units issuable upon the conversion of the Class B Units purchased pursuant to the Subscription Agreements. The Class B Units have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent a registration statement or exemption from registration.

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

For additional information regarding the issuance and sale of the Class B Units, the Registration Rights Agreements, the Subscription Agreements and the Second Amendment to the Partnership Agreement please see our Current Reports on Form 6-K furnished to the SEC on May 23, 2012 and June 6, 2012 and Note 13 (Partners’ Capital) to our Financial Statements included herein.

2013 Developments

Issuance and Sale of Class B Units

In March 2013 we announced an agreement to issue 9.1 million Class B Units to funds managed by Kayne Anderson Capital Advisors, L.P. and Oaktree Capital Management, L.P. as well as to our sponsor Capital Maritime (the “2013 Purchasers”) and completed the issuance and sale of such 9.1 million Class B Units to the 2013 Purchasers pursuant to the Class B Convertible Preferred Unit Subscription Agreement dated March 15, 2013 (the “2013 Subscription Agreement”) entered into with the 2013 Purchasers. The Class B Units were priced at $8.25 per unit. In connection with the issuance and sale of the Class B Units, we adopted the Third Amendment, dated as of March 19, 2013 (the “Third Amendment to the Partnership Agreement”), to our partnership agreement, which amends some of the rights, preferences and privileges of the Class B Units. As described above and in further detail in the Second Amendment to the Partnership Agreement, filed as Exhibit II to the our Current Report on Form 6-K/A dated May 23, 2012, the Class B Units have certain rights that are senior to the rights of the holders of our common units, such as the right to distributions and rights upon liquidation of the Partnership. The Third Amendment to the Partnership Agreement amends certain terms of the Class B Units, including an adjustment to the distribution rate for the Class B Units in the event the distribution rate on our common units is increased, and providing for the payment of distributions to holders of Class B Units in common units in the event distributions are not paid in cash. The Class B Units remain convertible at any time into common units of the Partnership on a one-for-one basis and continue to pay a fixed quarterly distribution of $0.21375 per unit representing an annualized distribution yield of 9.5%.

The net proceeds of the transaction, together with approximately $54.0 million from our existing credit facilities and part of our cash balances, were used for the acquisition of two 5,023 TEU container vessels, the M/V ‘Hyundai Premium’ and M/V ‘Hyundai Paramount’, for a total consideration of $130.0 million. Both the M/V ‘Hyundai Premium’ and M/V ‘Hyundai Paramount’ are 2013 built at Hyundai Heavy Industries Co. Ltd.. The vessels were originally ordered by Capital Maritime and have secured a 12 year time charter employment (+/- 60 days) to HMM at a gross rate of $29,350 per day.

OSG Bankruptcy and Assignment of Claims

On November 14, 2012, OSG and certain of its subsidiaries made a voluntary filing for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). As of December 31, 2013, we had three IMO II/III Chemical/Product tankers (M/T Alexandros II, M/T Aristotelis II and M/T Aris II, all built in 2008 by STX Offshore & Shipbuilding Co. Ltd.) on long term bareboat charter to subsidiaries of OSG. These charters were scheduled to terminate, approximately, in November 2017, April and June of 2018, respectively, and were at rates that were substantially above then current market rates. OSG requested that we reduce the charter rates for their remaining terms to substantially lower rates.

After discussions with OSG, we agreed to enter into new charters with OSG on substantially the same terms as the prior charters, but at a bareboat rate of $6,250 per day. The new charters were approved by the Bankruptcy Court on March 21, 2013, and were effective as of March 1, 2013. On the same date, the Bankruptcy Court also rejected the prior charters as of March 1, 2013. Rejection of each prior charter constitutes a material breach of such charter.

On May 24, 2013, we filed six claims (the “Claims”) for a total of $54.1 million against each of the three charterers and their respective three guarantors for damages resulting from the rejection of each of the prior charters, including, among other things, for the difference between the bareboat rate of the new charters and the bareboat rate under each of the rejected prior charters.

We transferred to Deutsche Bank Securities Inc. (“Deutsche Bank”) all of our rights, title, interest, claims and causes of action in and to, or arising under or in connection with, the Claims pursuant to three separate Assignment of Claim Agreements, dated as of June 24, 2013, and effective as of June 26, 2013 (collectively, as may be amended or supplemented from time to time, the “Assignment Agreements”). In connection with the Assignment Agreements, on July 2, 2013, Deutsche Bank filed with the Bankruptcy Court six separate Evidences of Transfer of Claim in connection with each of the six Claims. The total proceeds received by the Partnership from the sale of claims to Deutsche Bank were dependent on the actual claim amount allowed by the Bankruptcy Court—we may have been required to refund a portion of the purchase price (up to a maximum of $9 million) or may have received an additional payment from Deutsche Bank. On December 18, 2013, we entered into a Settlement Notice and Refund Modification with Deutsche Bank pursuant to which, among other things, we agreed that if the Claims are allowed in an aggregate amount less than $43.25 million, the maximum aggregate amount that we are obligated to refund to Deutsche Bank is $0.6 million.

On January 6, 2014, OSG and certain of its affiliates filed a motion (the “Settlement Motion”) with the Bankruptcy Court seeking approval of a settlement (the “Settlement”) with Deutsche Bank in connection with the Claims. Among other things, the Settlement provides that the Claims will be allowed as general unsecured non-priority claims in the aggregate reduced amount of $43 million. The Bankruptcy Court approved the Settlement Motion on February 3, 2014. Pursuant to the terms of the Assignment Agreements, because the Claims are allowed in an aggregate amount of $43 million, we are obligated to refund $0.6 million Deutsche Bank.

Issuance and Sale of Common Units

On August 5, 2013, we announced the issuance of 11,900,000 common units at a public offering price of $9.25 per common unit under our 2011 Form F-3. An additional 1,785,000 common units were subsequently sold on the same terms following the full exercise of the over-allotment option granted to the underwriters. Capital GP L.L.C., our general partner, participated in both the offering and the exercise of the over-allotment option and purchased 279,286 units at the public offering price. Subsequent to the completion of the equity issuance, our general partner converted 349,700 common units into general partner units to maintain its 2% interest in us. Net proceeds, before expenses, relating to the offering were approximately $120.7 million. The net proceeds from the offering, together with $75.0 million from our 2013 credit facility and part of our cash balances, were used to acquire three 5,023 TEU container vessels, the M/V CCNI Angol (ex Hyundai Prestige), the M/V Hyundai Privilege and the M/V Hyundai Platinum, from our sponsor Capital Maritime for an aggregate purchase price of $195.0 million. Each of these vessels was built in 2013 at Hyundai Heavy Industries. Co. Ltd. and each such vessel is employed under a 12 year time charter employment (+/- 60 days) to HMM at a gross rate of $29,350 per day. The charters commenced shortly after the delivery of the vessels to Capital Maritime during the first half of 2013.

Other Developments

On July 22, 2013, we held our annual general meeting of unitholders, at which time both Keith Forman and Evangelos Bairactaris were reelected to act as Class III Directors until our 2016 annual general meeting. No other actions were taken at the meeting.

In July, August, October and December 2013, certain holders of our Class B Units converted 5,733,333 Class B Units into common units in accordance with the terms of the partnership agreement.

On September 6, 2013, and as amended on December 27, 2013, we entered into the 2013 credit facility. The 2013 credit facility is non-amortizing until March 2016, with a final maturity date in December 2020, and is priced at LIBOR plus 3.50% and a commitment fee of 1.00%. The facility will be available for the funding of up to 50% of the charter free value of modern product tankers and post-panamax container vessels.

On November 5, 2013, we sold the M/T Agamemnon II (51,238 dwt IMO II/III Chemical Product Tanker built 2008, STX Shipbuilding & Offshore, S. Korea) to unaffiliated third parties.

On November 28, 2013, we acquired an eco-type MR product tanker to be renamed M/T Aristotelis (51,604 dwt IMO II/III Chemical Product Tanker built 2013, Hyundai Mipo Dockyard Ltd, S. Korea). The acquisition of M/T Aristotelis was funded with proceeds from the sale of M/T Agamemnon II and approximately $6.3 million from our cash balances.

Our fleet consists of 30 high specification vessels. We currently have no capital commitments to purchase or build additional vessels. We intend to continue to evaluate potential acquisitions of vessels or businesses and to take advantage of our relationship with Capital Maritime in a prudent manner that is accretive to our unitholders and to long-term distribution growth.

Please see “Item 4B: Business Overview—Our Fleet” below for more information regarding our vessels, their charters, charter rates and expirations, operating expenses and other information, “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Accounting for Acquisition and Disposal of Vessels and Merger with Crude Carriers” and “Item 5B: Liquidity and Capital Resources—Net Cash Provided by/(Used in) Investing Activities” for more information regarding any acquisitions and “Item 7B: Related-Party Transactions” for a description of the terms of certain transactions.

B. Business Overview

We are an international owner of modern tanker, container and drybulk vessels. Our fleet of 30 modern high specification vessels 2.1 million dwt) with an average age of approximately 5.8 years as of December 31, 2013, consists of four Suezmax crude oil tankers, 18 modern MR tankers all of which are classed as IMO II/III vessels, seven post-panamax container carrier vessels and one Capesize bulk carrier. Our vessels are capable of carrying a wide range of cargoes, including crude oil, refined oil products, such as gasoline, diesel, fuel oil and jet fuel, edible oils and certain chemicals such as ethanol, as well as dry cargo and containerized goods. As of December 31, 2013, all our vessels were chartered under medium- to long-term time and bareboat charters (with an average remaining term of approximately 8.8 years) to large charterers such as BP Shipping Limited, HMM, Capital Maritime, Cosco, Maersk Line, Bluemarine Cargo, S.A. de C.V. (“Bluemarine Cargo”), Subtec S.A. de C.V. (“Subtec”) and subsidiaries of OSG. All our time and bareboat charters provide for the receipt of a fixed base rate for the life of the charter, and in the case of 12 of our 17 time charters, also provide for profit sharing arrangements in excess of the base rate. Please see “Item 4B: Business Overview—Our Charters—Profit Sharing Arrangements” below for a detailed description of how profit sharing is calculated. As of December 31, 2013, the Marinakis family, including Evangelos M. Marinakis, our chairman, may be deemed to beneficially own a 27.3% interest in us through its beneficial ownership, amongst others, of Capital Maritime, and of Crude Carriers Investments.

Business Strategies

Our primary business objective is to pay a sustainable quarterly distribution on our common units and Class B Units and to increase our distributions on our common units over time by executing the following business strategies:

•

Maintain medium- to long-term fixed charters. We believe that the medium- to long-term, fixed-rate nature of our charters, our profit sharing arrangements, and our cost-efficient ship management operations under our agreements with Capital Ship Management provide visibility of revenues and cash flows in the medium- to long-term. As of December 31, 2013, all our vessels were chartered under medium- to long-term time and bareboat charters with an average remaining term of approximately 8.8 years. As our vessels come up for rechartering we will seek to redeploy them under period contracts that reflect our expectations of the market conditions prevailing at the time. We believe that the young age and diversified profile of our fleet, the high specifications of our vessels and our manager’s ability to meet the rigorous vetting requirements of some of the world’s most selective major international oil companies and major charterers position us well to recharter our vessels.

•

Expand our fleet through accretive acquisitions. Our fleet consists of 30 vessels, compared to eight vessels at the time of our IPO in 2007. We intend to continue to evaluate potential acquisitions of both newbuildings and second-hand vessels from Capital Maritime and unaffiliated third parties and to take advantage of our unique relationship with Capital Maritime to make strategic acquisitions in the medium- to long-term in a prudent manner that is accretive to our unitholders and to long-term distribution growth. We have approximately $150 million available under a new credit facility that may be used for further vessel acquisitions. Please refer to “Item 5B: Liquidity and Capital Resources—Borrowings—Our Credit Facilities” for more information. In addition, we may pursue opportunities for acquisitions of, or combinations with, other shipping businesses.

•

Capitalize on our relationship with Capital Maritime and expand our relationships with our existing and new charterers. We believe that we can leverage our relationship with Capital Maritime and its ability to meet the rigorous vetting and selection processes of leading oil companies, as well as those of other charterers in the tanker, drybulk and container sectors, in order to attract new customers for the 30 vessels in our fleet. We may increase the number of vessels we charter to our existing charterers, including Capital Maritime, in order to expand our relationship with them and satisfy their diverse trading requirements. In addition, we plan to enter into charter agreements with new customers in order to maintain a portfolio of charters that is diverse from a customer, geography and maturity perspective.

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

Competitive Strengths

We believe that we are well-positioned to execute our business strategies and our future prospects for success are enhanced because of the following competitive strengths:

•	Well-established relationships with our counterparties and with Capital Maritime. We believe our strong relationships with our counterparties, many of which have chartered vessels since our IPO, and with Capital Maritime and its affiliates, provide numerous benefits which are essential to our long-term growth and success. Capital Maritime has a well-established reputation and safety and environmental track record within the shipping industry, a substantial newbuilding orderbook and strong relationships with many of the world’s leading oil companies, commodity traders, container operators and shipping companies. We also benefit from Capital Maritime’s expertise in technical fleet management and its ability to meet the rigorous vetting requirements of some of the world’s most selective major international oil companies and other charterers in the drybulk and container sectors.

•

Diversified fleet with long-term charters. We benefit from the diverse trading requirements of our charterers, as well as the diversity of our fleet, which allow us to expand our chartering relationships and enter into agreements with additional counterparties, including in the drybulk and container markets. We further enjoy a long remaining duration on our charters, as a number of our vessels are chartered under long-term contracts, providing cash flow visibility into the future. Our average remaining charter duration stood at 8.8 years, as of December 31, 2013.

•

Modern, high specification product tanker fleet. The 18 medium range tankers that form part of our fleet of 30 modern high specification vessels are all classed as IMO II/III vessels, which, in addition to the Ice Class 1A classification notation of many of our vessels, the wide range in size and geographic flexibility of our fleet and compliance with existing regulatory standards, are attractive to our charterers, providing them with a high degree of flexibility in the types of cargoes and variety in the trade routes they may choose as they employ our fleet. In addition, we believe that these characteristics of our fleet position us well to take advantage of the positive demand fundamentals in the product tanker business as our vessels become available for rechartering.

•

Financial strength and flexibility. We believe we enjoy a strong balance sheet and that our financial strength positions us to grow our business in the future, as well as to be a strong counterparty to our charterers as they seek financially sound counterparties with which to enter into long-term contracts. We believe that our equity raisings of approximately $195.8 million completed in 2013 and the terms of our credit facilities enhance our financial flexibility to pay attractive distributions and to realize potential new vessel acquisitions from Capital Maritime and third parties. In addition, the new senior secured credit facility we entered into in 2013 will further facilitate our growth ahead. Please refer to “Item 5B: Liquidity and Capital Resources—Borrowings—Our Credit Facilities” for more information regarding the 2013 credit facility.

Our Customers

We provide marine transportation services under medium to long-term time charters or bareboat charters with counterparties that we believe are creditworthy:

•

BP Shipping Limited, the shipping affiliate of BP, one of the world’s largest producers of crude oil and natural gas. BP has exploration and production interests in over 20 countries. BP Shipping Limited provides all logistics for the marketing of BP’s oil and gas cargoes.

•	Overseas Shipholding Group Inc., one of the largest independent shipping companies in the world operating crude and product tankers with a fleet of over 100 owned and operated vessels.
•	Bluemarine Cargo S.A. de C.V., is a Mexican company specializing in the supply and operation of vessels for the offshore oil and gas industry.
•

Capital Maritime & Trading Corp., an established shipping company with activities in the sea transportation of wet (crude oil, oil products, chemicals), container and dry cargoes worldwide with a long history of operating and investing in the shipping markets.

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

•	Maersk Line, is the global containerized division of A.P.Møller-Mærsk – Maersk Group, which is presently the world’s largest liner company with a fleet of more than 600 owned and operated vessels.
•

Hyundai Merchant Marine Co. Ltd., is an integrated logistics company, operating around 160 state-of-the-art vessels. HMM boasts worldwide global service networks, diverse logistics facilities, leading IT shipping related systems, a professional highly trained staff and a continual effort to provide premiere transportation services.

For the year ended December 31, 2013, Capital Maritime, BP Shipping Limited, Maersk Line and HMM accounted for 32%, 17%, 14% and 13% of our revenues, respectively. For the year ended December 31, 2012, Capital Maritime and BP Shipping Limited accounted for 45% and 23% of our revenues, respectively. For the year ended December 31, 2011, Capital Maritime, BP Shipping Limited and subsidiaries of OSG accounted for 24%, 32% and 11% of our revenues, respectively.

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

Our Management Agreements

We have entered into three separate technical and commercial management agreements with Capital Ship Management, a subsidiary of Capital Maritime, for the management of our fleet. Each vessel in our fleet is managed under the terms of one of the following three agreements:

•

Fixed fee management agreement: At the time of our IPO we entered into an agreement with our manager, according to which our manager provides us with certain commercial and technical management services for a fixed daily fee per managed vessel which covers the commercial and technical management services, the respective vessel’s operating costs such as crewing, repairs and maintenance, insurance, stores, spares, and lubricants as well as the cost of the first special survey or next scheduled drydocking, of each vessel. In addition to the fixed daily fees payable under the management agreement, Capital Ship Management is entitled to supplementary compensation for Extraordinary Fees and Costs (as defined in the agreement) of any additional direct and indirect expenses it reasonably incurs in providing these services, which may vary from time to time. We also pay a fixed daily fee per bareboat chartered vessel in our fleet, mainly to cover compliance and commercial costs, which include those costs incurred by our manager to remain in compliance with the oil majors’ requirements, including vetting requirements.

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

•

Crude Carriers management agreement: In September 2011, we completed our merger with Crude Carriers. The five crude tanker vessels we acquired as part of the merger continue to be managed under a management agreement entered into in March 2010, as amended, with Capital Ship Management whose initial term expires on December 31, 2020. Under the terms of this agreement we compensate our manager for all of its expenses and liabilities incurred on our behalf while providing the agreed services to us, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating and administrative costs. We also pay our manager the following fees: (a) a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index; (b) a sale & purchase fee equal to 1% of the gross purchase or sale price upon the consummation of any purchase or sale of a vessel acquired by Crude Carriers and (c) a commercial services fee equal to 1.25% of all gross charter revenues generated by each vessel for commercial services rendered. The manager has the right to terminate the Crude Carriers management agreement and, under certain circumstances, could receive substantial sums in connection with such termination; however, even if our board of directors or our unitholders are dissatisfied with the manager, there are limited circumstances under which we can terminate this management agreement. This termination fee was initially set at $9.0 million in March 2010 and increases on each one-year anniversary during which the management agreement remains in effect (on a compounding basis) in accordance with the total percentage increase, if any, in the Consumer Price Index over the immediately preceding 12 months. As of March 2013, this termination fee had been adjusted to $9.7 million.

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

The table below sets out, as of December 31, 2013 the management agreement under which each vessel in our fleet is managed.

Vessel Name	Fixed fee management agreement	Floating fee management agreement	Crude management agreement
M/T Atlantas (M/T British Ensign)	X	-	-
M/T Assos (M/T Insurgentes)	X	-	-
M/T Aktoras (M/T British Envoy)	X	-	-
M/T Agisilaos	until Dec 4, 2011	as of Dec 5, 2011	-
M/T Arionas	until Aug 3, 2011	as of Aug 4, 2011	-
M/T Avax	until Apr 17, 2012	as of Apr 18, 2012	-
M/T Aiolos (M/T British Emissary)	X	-	-
M/T Axios	until Jun 12, 2012	as of Jun 13, 2012	-
M/T Atrotos (M/T El Pipila)	X	-	-
M/T Akeraios	until Aug 25, 2012	as of Aug 26, 2012	-
M/T Apostolos	until Sept 14, 2012	as of Sep 15, 2012	-
M/T Anemos I	until Dec 23, 2012	as of Dec 24, 2012	-
M/T Alexandros II (M/T Overseas Serifos)	until Jan 21, 2013 & since May 9, 2013	from Jan 22, 2013 up to May 8, 2013	-
M/T Amore Mio II	X	-	-
M/T Aristotelis II (M/T Overseas Sifnos)	X	-	-
M/T Aris II (M/T Overseas Kimolos)	X	-	-
M/T Agamemnon II (sold on November 5, 2013)	until Nov 5, 2013	-	-
M/T Ayrton II	X	-	-
M/T Alkiviadis	X	-	-
M/V Cape Agamemnon	-	as of Jun 10, 2011	-
M/T Miltiadis M II	-	-	as of Sep 30, 2011
M/T Amoureux	-	-	as of Sep 30, 2011
M/T Aias	-	-	as of Sep 30, 2011
M/V Agamemnon	-	as of Dec 22, 2012	-
M/V Archimidis	-	as of Dec 22, 2012	-
M/V Hyundai Prestige renamed to M/V CCNI Angol	-	as of Sep 11, 2013	-

Vessel Name	Fixed fee management agreement	Floating fee management agreement	Crude management agreement
M/V Hyundai Premium	-	as of March 20, 2013	-
M/V Hyundai Paramount	-	as of March 27, 2013	-
M/V Hyundai Privilege	-	as of Sep 11, 2013	-
M/V Hyundai Platinum	-	as of Sep 11, 2013	-
M/T Aristotelis	-	as of Nov 28, 2013	-

Our Fleet

At the time of our IPO on April 3, 2007, our fleet consisted of eight vessels. Since that date, the size of our fleet has greatly increased in terms of both number of vessels and carrying capacity and currently consists of 30 vessels of various sizes with an average age of approximately 5.8 years and average remaining term under our charters of approximately 8.8 years (as of December 31, 2013).

We intend to continue to take advantage of our unique relationship with Capital Maritime and, subject to prevailing shipping, charter and financial market conditions and the approval of our board of directors, make strategic acquisitions in the medium to long term in a prudent manner that is accretive to our unitholders and to long-term distribution growth. In addition, we may pursue opportunities for acquisitions of, or combinations with, other shipping businesses. Pursuant to the amended and restated omnibus agreement we have entered into with Capital Maritime pursuant to our merger with Crude Carriers, Capital Maritime has granted us a right of first offer for any product tanker in its fleet with carrying capacity over 30,000 dwt under time or bareboat charter with a remaining duration of at least twelve months. Capital Maritime is, however, under no obligation to fix any of these vessels under charters of longer than twelve months. Please read “Item 7B: Related-Party Transactions” for a detailed description of our amended and restated omnibus agreement with Capital Maritime.

The table below provides summary information as of December 31, 2013 about the vessels in our fleet, as well as their delivery date or expected delivery date to us and their employment, including earliest possible redelivery dates of the vessels and relevant charter rates. The table also includes the daily management fee and approximate expected termination date of the respective management agreement with Capital Ship Management with respect to each vessel. Sister vessels, which are vessels of similar specifications and size typically built at the same shipyard, are denoted by the same letter in the table. We believe that sister vessels provide a number of efficiency advantages in the management of our fleet.

All of the vessels in our fleet are or were designed, constructed, inspected and tested in accordance with the rules and regulations of Det Norske Veritas (“DNV”), Lloyd’s Register of Shipping (“Lloyd’s”), Bureau Veritas (“BV”) or the American Bureau of Shipping (“ABS”) and were under time or bareboat charters from the time of their delivery.

VESSELS IN OUR FLEET AS OF DECEMBER 31, 2013
Vessel name	Sister Vessels[1]	Year built	DWT	OPEX (per day)[2]	Management Agreement Expiration	Charter Duration/ Type[3]	Expiry of Charter[4]	Daily Charter Rate (Net)	Profit Share[5]	Charterer[6]	Description

PRODUCT TANKERS

Atlantas[7]	A	2006	36,760	$500	Mar 2016	8-yr BC	Mar 2014	$13,433		BP	Ice Class 1A IMO II/III Chemical/ Product

Aktoras[7]	A	2006	36,759	$500	Mar 2016	8-yr BC	Jun 2014	$13,433		BP

Aiolos[7]	A	2007	36,725	$500	Jan 2017	8-yr BC	Feb 2015	$13,433		BP

Agisilaos	A	2006	36,760	Floating	Dec 2016	1-yr TC	Aug 2014	$14,072	✓	CMTC

Arionas	A	2006	36,725	Floating	Aug 2016	1-yr TC	Oct 2014	$14,072	✓	CMTC

Axios	B	2007	47,872	Floating	Jun 2017	1-yr TC	May 2014	$14,566	✓	CMTC

Avax[14]	B	2007	47,834	Floating	Apr 2017	1-yr TC	Sep 2014	$14,516	✓	BP

Akeraios	B	2007	47,781	Floating	Aug 2017	1.5-yr TC	Dec 2014	$14,763	✓	CMTC

Anemos I	B	2007	47,782	Floating	Dec 2017	1.2-yr TC	Feb 2015	$14,664	✓	CMTC

Apostolos	B	2007	47,782	Floating	Sep 2017	1.2-yr TC	Dec 2014	$14,664	✓	CMTC

Alexandros II8	C	2008	51,258	$250	Dec 2017-Mar 2018	10-yr BC	Nov 2017	$6,250		OSG	IMO II/III Chem./Prod.

Aristotelis II8	C	2008	51,226	$250	Mar-Jun 2018	10-yr BC	April 2018	$6,250		OSG	IMO II/III Chem./Prod.

Aris II8	C	2008	51,218	$250	May-Aug 2018	10-yr BC	Jun 2018	$6,250		OSG

Ayrton II9	C	2009	51,260	$6,500	Mar 2014	2-yr TC	Mar 2014	$15,000	✓	BP

Atrotos[9,10]	B	2007	47,786	$500	Mar 2014	5-yr BC	Apr 2014	$16,825		BLM	Ice Class 1A IMO II/III Chem./Prod.

Alkiviadis	A	2006	36,721	$7,000	Jun 2015	1-yr TC	Jun 2014	$14,072	✓	CMTC

Assos [9,10]	B	2006	47,872	$500	Mar 2014	5-yr BC	Apr 2014	$16,825		BLM

CRUDE TANKERS

Amoureux	D	2008	149,993	Crude	Dec 2020	1-yr TC	Dec 2014	$23,700[11]	✓	CMTC	Suezmax

Aias	D	2008	150,393	Crude	Dec 2020	1-yr TC	Nov 2014	$23,700[11]	✓	CMTC

Amore Mio II	E	2001	159,982	$8,500	Feb 2014	1-yr TC	Nov 2014	$16,788		CMTC

Miltiadis M II12	F	2006	162,397	Crude	Dec 2020	2-yr TC	Sep 2014	$22,895		SUBT	Ice Class 1A Suezmax

DRYBULK VESSEL

Cape Agamemnon	G	2010	179,221	Floating	Jun 2016	10-yr TC	Jun 2020	$40,090		COSCO

CONTAINER CARRIER VESSELS

Archimidis[13]	H	2006	103,773	Floating	Dec 2017	3-yr TC	Oct 2015	$33,150		MAERSK	Post-Panamax

Agamemnon[13]	H	2007	103,773	Floating	Dec 2017	3.2-yr TC	July 2015	$33,150		MAERSK

Hyundai Prestige (CCNI Angol)	I	2013	63,010	Floating	Aug-Sep 2018	12-yr TC	Dec 2024	$28,616		HMM

Hyundai Premium	I	2013	63,010	Floating	Mar-April 2018	12-yr TC	Jan 2025	$28,616		HMM

Hyundai Paramount	I	2013	63,010	Floating	Mar-April 2018	12-yr TC	Feb 2025	$28,616		HMM

Hyundai Privilege	I	2013	63,010	Floating	Aug-Sep 2018	12-yr TC	Mar 2025	$28,616		HMM

Hyundai Platinum	I	2013	63,010	Floating	Aug-Sep 2018	12-yr TC	Apr 2025	$28,616		HMM

Aristotelis	B	2013	51,604	Floating	Nov 2018	1.5-yr TC	Jun 2015	$16,787	✓	CMTC	IMO II/III Chem./Prod.

TOTAL FLEET DWT:			2,136,307

1

Sister vessels are denoted in the tables by the same letter as follows: (A), (B): these vessels were built by Hyundai MIPO Dockyard Co., Ltd., South Korea, (C): these vessels were built by STX Shipbuilding Co., Ltd., South Korea, (D): these vessels were built by Universal Shipbuilding Corp., Ariake, Japan (E),(F), (H): these vessels were built by Daewoo Shipbuilding and Marine Engineering Co., Ltd., South Korea. (G) this vessel was built by Sungdong Shipbuilding & Marine Engineering Co., Ltd., South Korea. (I): these vessels were built by Hyundai Heavy Industries Co. Ltd, South Korea.

2

Floating: These vessels are managed under the floating fee management agreement entered into with our manager. Crude: These vessels managed under the Crude management agreement entered into between Crude and our manager. The remaining vessels are managed under the fixed fee management agreement entered into with our manager. For additional details regarding our management agreements please see “Item 4B: Business Overview—Our Management Agreements” above.

3	TC: Time Charter, BC: Bareboat Charter
4

Earliest possible redelivery date. For product tankers the redelivery date is +/-30 days at the charterer’s option. For crude tankers under charter with Maersk Line, the expiry of the charter assumes the exercise by Maersk Line of its option to extend the charter (+/- 30 days) at revised rates (See Footnote 13 below for additional information).

5

Product Tankers: 50/50 profit share element for all vessels applies only to voyages that breach Institute Warranty Limits (“IWL”). The amounts received under these profit-sharing arrangements are subject to the same commissions payable on the gross charter rates, if any. Crude Tankers 50/50 profit share on actual earnings settled every 6 months for the first 12 months of the TC.

6

BP: BP Shipping Limited, or, in the case of the M/T Amore Mio II, BP Singapore Pte Ltd. OSG: certain subsidiaries of OSG. CMTC: Capital Maritime & Trading Corp. (our Sponsor). BLM: Blue Marine Cargo S.A. de C.V. ex Arrendadora Ocean Mexicana, S.A. de C.V. SUBT: Subtec S.A. de C.V. COSCO: Cosco Bulk Carrier Co. Ltd., an affiliate of the COSCO Group. MAERSK: A.P. Moller-Maersk A.S. HMM: Hyundai Merchant Marine Co. Ltd.

7	For the duration of the BC these vessels have been renamed British Ensign, British Envoy and British Emissary, respectively.

The M/T British Ensign will continue its bareboat charter with BP Shipping after the completion of its current charter for an additional 24 months at a bareboat rate of $6,750 per day. BP Shipping has the option to extend the duration of the charter for up to a further 12 months either as bareboat charter at a bareboat rate of $7,250 per day for the optional periods if declared or on time charter basis during the optional periods at a time charter rate of $14,250 per day, if declared.

The M/T British Envoy will continue its bareboat charter with BP Shipping after the completion of the current charter for an additional 18 months at a bareboat rate of $7,000 per day. BP Shipping has the option to extend the charter duration for up to a further 12 months either as a bareboat charter at a bareboat rate $7,250 per day for the optional periods, if declared or as a time charter at a time charter rate of $14,250 per day, if declared.

The M/T British Emissary will continue its bareboat charter with BP Shipping after the completion of its current charter for an additional 24 months at a bareboat rate of $7,000 per day. BP Shipping has the option to extend the duration of the charter for up to a further 12 months either as bareboat charter at a bareboat rate of $7,250 per day for the optional periods if declared or on a time charter basis during all optional periods at a time charter rate of $14,250 per day if declared.

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

9

The Agamemnon II and the M/T Ayrton II were acquired in exchange for the M/T Assos (which was part of our fleet at the time of the IPO) and the M/T Atrotos (which was acquired from Capital Maritime in May 2007) on April 7 and April 13, 2009, respectively. We subsequently reacquired the M/T Atrotos and the M/T Assos from Capital Maritime in February and August 2010, respectively. Capital Maritime had granted us an offer to acquire all four vessels under the terms of the omnibus agreement.

10

For the duration of the BC these vessels have been renamed M/T El Pipila and M/T Insurgentes. BLM has subsequently chartered these vessels to the state-owned Mexican petroleum company Petroleos Mexicanos (“Pemex”).

11

The vessel owning companies of the M/T Amoureux and the M/T Aias have entered into a one year time charter with Capital Maritime at a net rate of $23,700 per day for each vessel, with profit share on actual earnings settled every six months. The charters were commenced in January 2014 and December 2013, respectively.

12	SUBT has subsequently delivered this vessel to PEMEX.
13

Maersk Line has the option to extend the charter for an additional four years at a net day rate of $30,712 and $29,737 per day, respectively, for the fourth and fifth year and $31,200 per day for the final two years. If all options were to be exercised, the employment of the vessels would extend to December 2019 for the M/V Archimidis and July 2019 for the M/V Agamemnon.

14

The vessel’s actual net earnings under the BP Shipping charter is $14,566 per day until May 2014 and $14,615 per day between May and October 2014, as the new daily charter rate includes compensation that Capital Maritime will pay to the Partnership for the vessel’s early redelivery in accordance with the terms of the charter party agreement with Capital Maritime. BP Shipping has the option to extend the charter for one year at a net daily rate of $15,405.

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

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2013; (ii) which of our vessels we believe has a basic market value below its carrying value and (iii) the aggregate difference between carrying value and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values.

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

Vessels	Date acquired by us	Carrying value as at December 31, 2013 (in millions of United States dollars)	Carrying value as at December 31, 2012 (in millions of United States dollars)

M/T Atlantas	04/04/2007	$23.1	$24.3*
M/T Assos	04/04/2007 & 08/16/2010	$29.2*	$30.8*
M/T Aktoras	04/04/2007	$23.4	$24.7*
M/T Agisilaos	04/04/2007	$24.0	$25.3*
M/T Arionas	04/04/2007	$24.2	$25.5*
M/T Avax	04/04/2007	$27.1	$28.5*
M/T Aiolos	04/04/2007	$24.2	$25.5*
M/T Axios	04/04/2007	$27.4	$28.9*
M/T Atrotos	05/08/2007 & 03/01/2010	$28.0	$29.4*
M/T Akeraios	07/13/2007	$28.0	$29.4*
M/T Apostolos	09/20/2007	$31.2*	$32.7*
M/T Anemos I	09/28/2007	$31.1*	$32.7*
M/T Alexandros II	01/29/2008	$36.3*	$38.1*
M/T Amore Mio II	03/27/2008	$60.0*	$64.5*
M/T Aristotelis II	06/17/2008	$36.8*	$38.6*
M/T Aris II	08/20/2008	$37.0*	$38.8*
M/T Agamemnon II	04/07/2009	-	$40.5*
M/T Ayrton II	04/13/2009	$38.3*	$40.1*
M/T Alkiviadis	06/30/2010	$25.8*	$27.2*
M/V Cape Agamemnon	06/09/2011	$46.5	$48.5*
M/T Miltiadis M II	09/30/2011	$47.7*	$50.2*
M/T Amoureux	09/30/2011	$49.0*	$51.3*
M/T Aias	09/30/2011	$49.0*	$51.3*
M/V Archimidis(2)	12/22/2012	$61.7	$64.9
M/V Agamemnon(2)	12/22/2012	$64.7	$67.9
M/V Hyundai Prestige renamed to M/V CCNI Angol	09/11/2013	$53.4*	-
M/V Hyundai Premium	03/20/2013	$52.4	-
M/V Hyundai Paramount	03/27/2013	$52.5	-
M/V Hyundai Privilege	09/11/2013	$53.4*	-
M/V Hyundai Platinum	09/11/2013	$53.4*	-
M/T Aristotelis	11/28/2013	$38.0	-

Total		$1,176.8	$959.6

*Indicates vessels, for which we believe, as of December 31, 2013 and 2012, the basic charter-free market value is lower than the vessel’s carrying value as of December 31, 2013 and 2012. We believe that the aggregate carrying value of these vessels, assessed separately, exceeds their aggregate basic charter-free market value by approximately $77.5 and $173.5 million as of December 31, 2013 and 2012, respectively. This decrease of $96.0 million in 2013 as compared to 2012 is due to the increase of asset values in bulk carriers and tankers as a consequence of an improvement in the expectations of future shipping market prospects. As discussed in “Critical Accounting Policies—Vessel lives and impairment” below, we believe that the carrying values of our vessels as of December 31, 2013 and 2012 were recoverable as the undiscounted projected net operating cash flows of these vessels exceeded their carrying value by a significant amount.

Our Charters

As of December 31, 2013, all the vessels in our fleet were under medium to long-term time or bareboat charters with an average remaining term under our charters of approximately 8.8 years. Under certain circumstances, we may operate our vessels in the spot market until they are fixed under appropriate medium to long-term charters. As our vessels come up for rechartering, depending on the prevailing market rates, we may not be able to recharter them at levels similar to their current charters which may affect our future cash flows from operations. Please read “Item 4B: Business Overview—Our Fleet” above, including the chart and accompanying notes, for more information on our time and bareboat charters, including counterparties, expected expiration dates of the charters and daily charter rates.

Time Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel’s owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate and the charterer is responsible for substantially all vessel voyage costs except for commissions which are assumed by the owner. The basic hire rate payable under the charters is a previously agreed daily rate, as specified in the charter, payable at the beginning of the month in U.S. Dollars. We currently have 22 vessels under time charter agreements of which 12 contain profit-sharing provisions that allow us to realize at a predetermined percentage additional revenues when spot rates or actual charter rates are higher than the base rates incorporated in our charters or, in some instances, through greater utilization of our vessels by our charterers.

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

The amounts received under these profit-sharing arrangements are subject to the same commissions payable on the gross charter rates. Please read “Item 4B: Business Overview—Our Fleet” above, including the chart and accompanying notes, for additional information.

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

As of December 31, 2013 we had eight vessels under bareboat charter, three with BP Shipping Limited, three with subsidiaries of OSG and two with Bluemarine Cargo. The charters entered into with subsidiaries of OSG are fully and unconditionally guaranteed by OSG and include options for the charterer to purchase each vessel for $38.0 million, $35.5 million or $33.0 million at the end of the eighth, ninth or tenth year of the charter, respectively. In each case, the option to purchase the vessel must be exercised six months prior to the end of the charter year.

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

Seasonality

Our vessels operate under medium- to long-term charters and are not generally subject to the effect of seasonable variations in demand.

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

We have entered into three separate technical and commercial management agreements with Capital Ship Management for the management of our fleet: the fixed fee management agreement, the floating fee management agreement and, with respect to the vessels acquired as part of the merger with Crude Carriers, the Crude Carriers management agreement. Each vessel in our fleet is managed under the terms of one of these three agreements. The aggregate management fees paid to Capital Ship Management for the year ended December 31, 2013, were $17.0 million as compared to $23.6 million for the year ended December 31, 2012.

For a more detailed description of the three management agreements and administrative services agreements we have entered into with Capital Ship Management please read “Item 4B: Business Overview—Our

Management Agreements” above, and “Item 7B: Related-Party Transactions—Transactions entered into during the year ended December 31, 2012” and “—Transactions entered into during the year ended December 31, 2011” below.

Capital Ship Management operates under a safety management system in compliance with the IMO’s ISM Code and certified by Lloyd’s Register. Capital Ship Management’s management systems also comply with the Quality Standard ISO 9001, the Environmental Management Standard ISO 14001, the Occupational Health & Safety Management System (“OHSAS”) 18001 and the Energy Management Standard 50001, all of which are certified by Lloyd’s Register of Shipping. Capital Ship Management recently implemented an “Integrated Management System Certification” approved by the Lloyd’s Register Group and also adopted “Business Continuity Management” principles in cooperation with Lloyd’s Register Group. Capital Ship Management, recognizing sustainable transport as one of the biggest challenges of the 21st century, has adopted and implemented main strategies for a regime of Responsible, Safe and Clean Shipping through a Corporate Social Responsible approach.

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

Traditionally there have been relatively few large players in the oil trading business and the industry is continuously consolidating. The so-called “oil majors companies”, such as BP, Chevron Corporation, Philips66 Inc., ExxonMobil Corporation, Royal Dutch Shell plc, Statoil ASA, and Total S.A., together with a few smaller companies, represent a significant percentage of the production, trading and, especially, shipping logistics (terminals) of crude and refined products worldwide. Concerns for the environment, health and safety have led the oil majors to develop and implement a strict due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel.

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

Based upon commercial needs, there are three levels of risk assessment used by the oil majors: (i) terminal use, which will clear a vessel to call at one of the oil major’s terminals; (ii) voyage charter, which will clear the vessel for a single voyage and (iii) term charter, which will clear the vessel for use for an extended period of time. The depth, complexity and difficulty of each of these levels of assessment vary. While for the terminal use and voyage charter relationships a ship inspection and the operator’s TMSA will be sufficient for the assessment to be undertaken, a term charter relationship also requires a thorough office assessment. In addition to the commercial interest on the part of the oil major, an excellent safety and environmental protection record is necessary to ensure an office assessment is undertaken.

We believe Capital Maritime and Capital Ship Management are among a small number of ship management companies to have undergone and successfully completed audits by seven major international oil companies in the last few years (i.e., BP, Chevron Corporation, Philips66 Inc., ExxonMobil Corporation, Royal Dutch Shell plc, Statoil ASA and Total S.A.).

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

Classification, Inspection and Maintenance

Every oceangoing vessel must be “classed” and certified by a classification society. The classification society is responsible for verifying that the vessel has been built and maintained in accordance with the rules and regulations of the classification society and ship’s country of registry, as well as the international conventions of which that country has accepted and signed. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

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

Class Renewal Surveys (also known as special surveys), which are carried out at the intervals indicated by the classification for the hull (usually at five-year intervals). During the special survey, the vessel is thoroughly examined, including Non-Destructive Inspections (“NDIs”) to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society will order steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every five years, depending on whether a grace period is granted, a ship-owner or manager has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as ESP (Enhanced Survey Program) and CSM (Continuous Machinery Survey).

Occasional Surveys, which are carried out as a result of unexpected events, e.g., an accident or other circumstances requiring unscheduled attendance by the classification society for reconfirming that the vessel maintains its class, following such an unexpected event.

All areas subject to survey, as defined by the classification society, are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship-owner within prescribed time limits. Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. All of our vessels are certified as being “in class” by Lloyd’s, ABS, BV and DNV. All new and secondhand vessels that we may purchase must be certified prior to their delivery under our standard agreements. If any vessel we contract to purchase is not certified as “in class” on the date of closing, under our standard purchase agreements, we will have no obligation to take delivery of such vessel.

Risk Management and Insurance

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or personal injury and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. The occurrence of any of these events may result in loss of revenues or increased costs or, in the case of marine disasters, catastrophic liabilities. Although we believe our current insurance program is comprehensive, we cannot insure against all risks, and we cannot be certain that all covered risks are adequately insured against or that we will be able to achieve or maintain similar levels of coverage throughout a vessel’s useful life. Furthermore, there can be no guarantee that any specific claim will be paid by the insurer or that it will always be possible to obtain insurance coverage at reasonable rates. More stringent environmental regulations at times in the past have resulted in increased costs for, and may result in the lack of availability of, insurance against the risks of environmental damage or pollution. Moreover, under the terms of our bareboat charters, the charterer provides for the insurance of the vessel, and as a result, these vessels may not be adequately insured and/or in some cases may be self-insured. Any uninsured or under-insured loss could harm our business and financial condition or could materially impair or end our ability to trade or operate.

We believe our current insurance program is prudent. We currently carry the traditional range of marine and liability insurance coverage for each of our vessels to protect against most of the accident-related risks involved in the conduct of our business. Specifically we carry:

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

Not all risks are insured and not all risks are insurable. The principal insurable risks which nevertheless remain uninsured across the fleet are “loss of hire” and “strikes”. We do not insure these risks because the costs are regarded as disproportionate to the benefit.

The following table sets forth certain information regarding our insurance coverage as of December 31, 2013.

Type	Aggregate Sum Insured For All Vessels in our Existing Fleet*

Hull and Machinery	$1.4 billion (increased value insurance (including excess liabilities) provides additional coverage).
Increased Value (including Excess Liabilities)	Up to $370 million additional coverage in total.
Protection and Indemnity (P&I)	Pollution liability claims: limited to $1.0 billion per vessel per incident.
War Risk	$1.77 billion

                *Certain of our bareboat charterers are responsible for the insurance on the vessels. The values attributed to those vessels are in line with the values agreed in the relevant charters as augmented by separate insurances.

The International Shipping Industry

The seaborne transportation industry is a vital link in international trade, with ocean-going vessels representing the most efficient and often the only method of transporting large volumes of basic commodities and finished products. Demand for oil tankers is dictated by world oil demand and trade, which is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States, China and India. The drybulk trade is influenced by the underlying demand for the drybulk commodities, which, in turn, is influenced by the level of worldwide economic activity. Generally, growth in gross domestic product, or GDP, and industrial production correlate with peaks in demand for marine drybulk transportation services. A wide range of cargoes are transported by container but most notably container transportation is responsible for the shipment of a diverse selection of manufactured and consumer goods in unitized form. These cargoes are transported by container to end users in all regions of the world, and in particular from key producing and manufacturing regions to end users in the world’s largest consumer economies. Growth in global container trade is being driven by growth in world merchandise trade, and the growing share in the containerized part thereof, along with the expansion in “containerization” of new commodities and the trend towards globalization.

Shipping demand, measured in tonne-miles, is a product of (a) the amount of cargo transported in ocean-going vessels, multiplied by (b) the distance over which this cargo is transported. The distance is the more variable element of the tonne-mile demand equation and is determined by seaborne trading patterns, which are principally influenced by the locations of production and consumption. Seaborne trading patterns are also periodically influenced by geo-political events that divert vessels from normal trading patterns, as well as by inter-regional trading activity created by commodity supply and demand imbalances. Tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity as well as the long-term impact of oil prices on the location and related volume of oil production. Tonnage of oil shipped is also influenced by transportation alternatives (such as pipelines) and the output of refineries.

Demand for tankers and tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity as well as the long-term impact of oil prices on the location and related volume of oil production. Global oil demand returned to limited growth in 2010 and has since been expanding at a modest pace, as a steady rise in Asia has outweighed decreasing demand in Europe and in the United States. Organization for Economic Cooperation and Development demand stabilized in 2012 and 2013 at approximately 46 million barrels per day (“mb/day”) after contracting for several years. The crude tanker market experienced on average a more limited improvement, as the supply of crude tankers remained at historically high levels. According to the IEA, global oil product demand for 2013 has been revised as of January 2014 to 91.2 mb/day compared to 90.0 mb/day during 2012. The IEA expects 2014 oil demand to grow by 1.3 mb/day to 92.5 mb/day.

Tonnage of oil shipped is also influenced by transportation alternatives (such as pipelines) and the output of refineries. In 2012, it is estimated that ten refineries, predominantly in Europe and North America, with combined throughput of approximately 1.9 mb/day ceased operations as a result of weak margins. Total refinery capacity additions for the same period were approximately 513 kb/day in these two regions. The net effect was a reduction of approximately 1.3 mb/day in North America and Europe. Following the significant reduction in refinery capacity in both regions during 2012, a few refinery closures occurred in 2013. However, as refinery margins have dropped, the IEA forecasts more plant closures in 2014. Overall, it is estimated that global refinery capacity increased by approximately 1.7 mb/day in 2013, with such increase primarily driven by the estimated 1.0 mb/day addition to refinery capacity in Asia. In 2014, a notable number of additional refineries are expected to start operations in Asia and in the Middle East. These new so-called super-refineries are expected to partly offset the lost refining capacity in the Atlantic basin through long haul exports, which could potentially have a positive impact on tonne-mile demand for product tankers as cargoes will be transported across longer distances.

Competition

We operate in a highly fragmented, highly diversified global market with many charterers, owners and operators of vessels.

Competition for charters in all the trades our vessels trade in, tankers, drybulk and container, can be intense and the ability to obtain favorable charters depends, in addition to price, on a variety of other factors, including the location, size, age, condition and acceptability of the vessel and its operator to the charterer and is frequently tied to having an available vessel which has met the strict operational and financial standards established by the oil major companies to pre-qualify or vet tanker operators prior to entering into charters with them. Although we believe that at the present time no single company has a dominant position in the markets in which we compete, that could change and we may face substantial competition for medium- to long-term charters from a number of experienced companies who may have greater resources or experience than we do when we try to recharter our vessels, especially as a large number of our vessels will come off charter during 2014. However, Capital Maritime is amongst a small number of ship management companies in the tanker sector that has undergone and successfully completed office assessments by seven major international oil companies in the last few years, including audits with BP, Chevron Corporation, Philips66 Inc., ExxonMobil Corporation, Royal Dutch Shell plc, Statoil ASA and Total S.A. We believe our ability to comply with the rigorous standards of major oil companies, relative to less qualified or experienced operators, allows us to effectively compete for new charters.

Regulation

General

Our operations and our status as an operator and manager of ships are extensively regulated by international conventions, Class requirements, U.S. federal, state and local as well as non-U.S. health, safety and environmental protection laws and regulations, including OPA 90, the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Port and Tanker Safety Act, the Act to Prevent Pollution from Ships, the U.S. Clean Air Act (“Clean Air Act”), The Clean Water Act, as well as regulations adopted by the IMO and the European Union, various volatile organic compound and other air emission requirements, IMO/U.S. Coast Guard pollution regulations and various Safety of Life at Sea (“SOLAS”) amendments, as well as other regulations described below. In addition, various jurisdictions either have or are considering regulating the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. Compliance with these laws, regulations and other requirements could entail additional expense, including vessel modifications and implementation of additional operating procedures.

We are also required by various other governmental and quasi-governmental agencies and international organizations to obtain permits, licenses and certificates for our vessels, depending upon such factors as the country of registry, the cargo transported, the trading area, the nationality of the vessel’s crew, the age and size of the vessel and our status as owner or charterer. Failure to maintain necessary permits, licenses or certificates could require us to incur substantial costs or temporarily suspend operations of one or more of our vessels.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will in the future impose greater inspection, training and safety requirements on all types of vessels in the shipping industry. In addition to inspections by us, our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities (such as U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration P&I Clubs, charterers, and particularly terminal operators and major oil companies which conduct frequent vessel inspections.

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

OPA 90 affects all vessel owners and operators transporting crude oil or petroleum products to, from, or within U.S. waters. The law phases out the use of tankers having single-hulls and can effectively impose unlimited liability on vessel owners and operators in the event of an oil spill. Under OPA 90, vessel owners, operators and bareboat charterers are liable, without regard to fault, for all containment and clean-up costs and other damages, including natural resource damages, and for certain economic losses, arising from oil spills and pollution from their vessels. Effective July 31, 2009, the U.S. Coast Guard adopted interim regulations that adjust the limits of OPA liability for environmental damages for double-hull vessels to the greater of $2,000 per gross ton or $17,088,000 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation), unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited. In addition, OPA 90 does not preempt state law and permits individual states to impose their own stricter liability regimes with regard to oil pollution incidents occurring within their boundaries. Coastal states have enacted pollution prevention, liability and response laws, many providing for unlimited liability. As a result of the Deepwater Horizon oil spill in the Gulf of Mexico, bills have been introduced periodically in the U.S. Congress to increase the limits of OPA liability for all vessels, including tanker vessels.

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

OPA 90 also amended the Clean Water Act to require owners and operators of vessels to adopt contingency plans for reporting and responding to oil spill scenarios up to a “worst case” scenario and to identify and ensure, through contracts or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”. In addition, periodic training programs, drills for shore and response personnel, and for vessels and their crews are required. Our vessel response plans have been approved by the U.S. Coast Guard. The

Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA, discussed herein. U.S. Environmental Protection Agency (“EPA”) regulations govern the discharge into U.S. waters of ballast water and other substances incidental to the normal operation of vessels. Under EPA regulations, commercial vessels greater than 79 feet in length are required to obtain coverage under the Vessel General Permit, or VGP, by submitting a Notice of Intent. The VGP incorporates current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements and includes technology-based and water-quality based limits for other discharges, such as deck runoff, bilge water and gray water. U.S. Coast Guard regulations phase in stricter VGP ballast management requirements in the future. Administrative obligations, such as monitoring, recordkeeping and reporting requirements also apply. We have submitted NOIs for our vessels operating in U.S. waters and will likely incur costs to meet the requirements of the VGP. In addition, various states, such as Michigan and California, have also enacted, or proposed, legislation restricting ballast water discharges and the introduction of non-indigenous invasive species. These and any similar requirements in the future could include ballast water treatment obligations that increase the cost of operating in the United States, such as the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures. These could impose substantial costs or restrict our vessels from entering certain U.S. waters.

The Clean Air Act requires the EPA to promulgate standards applicable to emissions of volatile organic compounds, hazardous air pollutants and other air contaminants. The Clean Air Act also requires states to draft State Implementation Plans (“SIPs”) designed to attain national health-based air quality standards, which have significant regulatory impacts in major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Individual states, including California, also regulate vessel emissions within state waters. California also has adopted fuel content regulations that will apply to all vessels sailing within 24 miles of the California coastline or whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. In addition, on March 26, 2010, IMO designated the area extending 200 miles from the U.S. territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Emission Control Areas under recent amendments to the Annex VI of MARPOL (discussed below). In addition, regulatory initiatives to require cold-ironing (shore-based power while docked) are under consideration in a number of jurisdictions to reduce air emissions from docked ships. If these or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA, the states or local jurisdictions where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

International Requirements

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. The MEPC adopted amendments to Annex VI to the MARPOL, which entered into force on July 1, 2010, regarding particulate matter, nitrogen oxide and sulfur oxide emissions. The revised Annex VI reduces air pollution from vessels by, among other things (i) implementing a progressive reduction of sulfur oxide emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective January 1, 2020 (subject to a feasibility review to be completed no later than 2018) and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas. We may incur additional costs to comply with these revised standards. A failure to comply with Annex VI requirements could result in a vessel not being able to operate. All of our vessels are subject to Annex VI regulations. We believe that our existing vessels meet relevant Annex VI requirements and that our undelivered product tankers will be fitted with these emission control systems prior to their delivery.

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

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the “CLC”) (the United States, with its separate OPA 90 regime, is not a party to the CLC). Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain defenses. Under the Protocol for vessels of 5,000 to 140,000 gross tons, liability is limited to approximately $7.1 million plus $989.2 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately $140.7 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on December 31, 2010. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law regimes govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability required under the plan adopted by the IMO.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage caused by discharges of bunker oil in jurisdictional waters of ratifying states. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). Our fleet has been issued with a certificate attesting that insurance is in force in accordance with the insurance provisions of the convention.

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

The International Convention on the Control of Harmful Anti-fouling Systems on Ships (the “Anti-fouling Convention”) prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. The Anti-fouling Convention applies to vessels constructed prior to January 1, 2003 that have not been in drydock since September 17, 2008. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and must undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. We have obtained Anti-Fouling System Certificates for all of our vessels that are subject to the Anti-Fouling Convention and do not believe that maintaining such certificates will have a material adverse financial impact on the operation of our vessels.

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

C. Organizational Structure – percentages and units owned to be amended

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

Please also see Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein and Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2013.

D. Property, Plants and Equipment

Other than our vessels, we do not have any material property. Our obligations under our credit facilities are secured by all our vessels. For further details regarding our credit facilities, please read “Item 5B: Liquidity and Capital Resources—Borrowings—Our Credit Facilities”.

Item 4A. Unresolved Staff Comments.

None.

Item 5. Operating and Financial Review and Prospects.

You should read the following discussion of our financial condition and results of operations in conjunction with our audited consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011 and related notes included elsewhere in this Annual Report. Among other things, the Financial Statements include more detailed information regarding the basis of presentation for the following information. The Financial Statements have been prepared in accordance with U.S. GAAP and are presented in thousands of U.S. Dollars.

A. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are an international shipping company formed in January 2007 by Capital Maritime, an international shipping company with a long history of operating and investing in the shipping market. Our fleet currently consists of 30 modern high specification vessels with an average age of approximately 5.8 years as of December 31, 2013.

During 2013 we completed the issuance and sale of 9.1 million Class B Units, including 615,151 to Capital Maritime, which are convertible into common units on a one-for-one basis. The Class B Units pay a fixed quarterly distribution of $0.21375 per unit representing an annualized distribution yield of 9.5%. The issued Class B Units have certain rights that are senior to the rights of the holders of common units, such as the right to distributions and rights upon liquidation of the Partnership reflected in the Second Amendment to the Partnership Agreement and the Third Amendment to the Partnership Agreement. Furthermore, pursuant to the terms of the Third Amendment to the Partnership Agreement, an upward adjustment to the distribution rate for the Class B Units occurs in the event the distribution rate on our common units is increased. In connection with the issuance and sale of the Class B Units, and together with approximately $54.0 million from our existing credit facilities and part of our cash balances, we paid for the acquisition of two 5,023 TEU Container Vessels for a total consideration of $130.0 million. Please see Exhibit I to our Current Report on Form 6-K furnished to the SEC on March 18, 2013 and Exhibits I, II, III and IV to our Current Report on Form 6-K furnished to the SEC on March 21, 2013, and Note 13 (Partners’ Capital) to our Financial Statements included herein for more information.

In July, August, October and December 2013, certain holders of our Class B Units converted 5,733,333 Class B Units into common units in accordance with the terms of the partnership agreement.

Additionally, following the filing for protection under Chapter 11 of the U.S. Bankruptcy Code by one of our charterers, OSG, we agreed to enter into three new charters with OSG on substantially the same terms as the prior three charters, but at a bareboat rate of $6,250 per day. The new charters were approved by the Bankruptcy Court on March 21, 2013, and were effective as of March 1, 2013. On the same date, the Bankruptcy Court also rejected the prior charters as of March 1, 2013. We filed claims for a total of $54.1 million against each of the charterers and their respective guarantors for damages resulting from the rejection of each of the prior charters, including, among other things, for the difference between the bareboat rate of the new charters and the bareboat rate under each of the rejected prior charters. We transferred to Deutsche Bank all of our rights, title, interest, claims and causes of action in and to, or arising under or in connection with, the Claims and, as a result, we received $31.4 million (subject to increase or decrease depending on the actual allowed amount of the Claims). On December 18, 2013 the Partnership and Deutsche Bank entered into a Settlement Notice and Refund Modification pursuant to which, among other things, we agreed that if the Claims are allowed in an aggregate amount less than $43.25 million, the maximum aggregate amount that we are obligated to refund to Deutsche Bank is $0.6 million. The Claims have been settled with OSG and are allowed as general unsecured claims in the aggregate amount of $43 million. As a result of this allowance, we are obligated to refund $0.6 million to Deutsche Bank.

We also completed the issuance and sale of 13,685,000 common units representing limited partnership interests at a public offering price of $9.25 per unit, which included 1,785,000 common units sold as a result of the full exercise of the over-allotment option granted to the underwriters of the public offering. Capital GP L.L.C., our general partner, participated in both the offering and the exercise of the over-allotment option and purchased 279,286 units at the public offering price, subsequently converting 349,700 common units into general partner units to maintain its 2% interest in us.

Further, we entered into a new senior secured credit facility of up to $200.0 million, which was amended on December 27, 2013 to increase its size to up to $225.0 million, led by ING Bank N.V. We used the net proceeds from the issuance of the 13,685,000 common units together with approximately $75.0 million from our 2013 credit facility and part of our cash balances to acquire the three 5,023 TEU container vessels from our sponsor Capital Maritime for an aggregate purchase price of $195.0 million.

We sold the M/T Agamemnon II (51,238 dwt IMO II/III Chemical Product Tanker built 2008, STX Shipbuilding & Offshore, S. Korea) to unaffiliated third parties and acquired an eco-type MR product tanker to be renamed M/T Aristotelis (51,604 dwt IMO II/III Chemical Product Tanker built 2013, Hyundai Mipo Dockyard Ltd, S. Korea). The acquisition of M/T Aristotelis was funded with proceeds from the sale of M/T Agamemnon II and approximately $6.2 million from our cash balances.

During 2012 we completed the issuance and sale of 15,555,554 Class B Units, including 3,433,333 Class B Units to Capital Maritime, which are convertible at any time into common units on a one-for-one basis. With the exception of the first quarterly distribution which was set at $0.26736 per unit, the Class B Units pay a fixed quarterly distribution of $0.21375 per unit representing an annualized distribution yield of 9.5%. The issued Class B Units have certain rights that are senior to the rights of the holders of common units, such as the right to distributions and rights upon liquidation of the Partnership reflected in the Second Amendment to the Partnership Agreement. In connection with the issuance and sale of the Class B Units we also entered into amendments to our three credit facilities, providing amongst others for the deferral of scheduled amortization payments under each of our three credit facilities until March 2016, and prepaid debt of $149.6 million. Please see our Current Reports on Form 6-K furnished to the SEC on May 23, 2012 and June 6, 2012 and Note 7 (Long Term Debt) and Note 13 (Partners’ Capital) to our Financial Statements included herein for more information. In addition, during 2012 we sold the two small tankers in our fleet to unrelated third parties and acquired all of Capital Maritime’s interest in its wholly owned subsidiaries that owned the two 7,943 TEU container carrier vessels M/V Archimidis and M/V Agamemnon, both built at Daewoo Shipbuilding in South Korea and under medium term time charters with Maersk Line in exchange for all of our interest in our wholly owned subsidiaries that owned the two VLCCs M/T Alexander the Great and M/T Achilleas (the “2012 Vessel Sale”). We received a total net consideration of $0.3 million in connection with this transaction and Capital Maritime has waived any compensation for the early termination of the charters of the M/T Alexander the Great and M/T Achilleas. In view of this transaction, we repaid $5.2 million in debt.

Please see “Item 4B: Business Overview—Our Management Agreements” above for a detailed description of the management agreements we have entered into with Capital Ship Management.

Please see “Item 4B: Business Overview—Our Fleet” and “—Our Charters” above for a detailed description of the vessels in our fleet, and their employment, including earliest possible redelivery dates of the vessels and relevant charter rates and operating expenses.

As of December 31, 2013, the Marinakis family, including Evangelos M. Marinakis, our chairman, may be deemed to beneficially own a 27.3% interest in us through its beneficial ownership, amongst others, of Capital Maritime and of Crude Carriers Investments.

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

We believe that the medium- to long-term, fixed-rate nature of our charters, our profit sharing arrangements, and our cost-efficient ship management operations under our agreements with Capital Ship Management and the fact that we currently have no capital commitments to purchase or build further vessels provide visibility of revenues, earnings and distributions in the medium- to long-term. As our vessels come up for rechartering we will seek to redeploy them at contracts that reflect our expectations of the market conditions prevailing at the time. We intend to continue to evaluate potential opportunities to acquire both newbuildings and second-hand vessels from Capital Maritime and from third parties (including, potentially, through the acquisition of, or combination with, other shipping businesses) and leverage the expertise and reputation of Capital Maritime in a prudent manner that is accretive to our unitholders and to long-term distribution growth, subject to approval of our board of directors and overall market conditions. In connection with evaluating and pursuing these opportunities, and as we seek to optimize our capital structure, we may also seek to evaluate and pursue financing opportunities from external financing sources, including bank borrowings and the issuance of debt and equity securities.

Please see “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Future Results of Operations” below.

Please also see “Item 4B: Business Overview” above, for a description of the historical development of our company and a description of the significant acquisitions and financial events to date, including a more detailed description of the issuance and sale of the Class B Units, “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Accounting for Acquisition and Disposal of Vessels and Merger with Crude Carriers” and “Item 5B: Liquidity and Capital Resources—Net Cash Provided by/(Used in) Investing Activities” and “Item 7B: Related-Party Transactions” for a description of the terms of certain transactions.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their products. Historically, we have provided services to our customers under time or bareboat charter agreements. As of December 31, 2013, all of the 30 vessels in our fleet were trading in the period market.

Our vessels are currently under contracts with BP Shipping Limited, Capital Maritime, Bluemarine Cargo, Subtec, Cosco, HMM, Maersk Line and OSG. For the year ended December 31, 2013, Capital Maritime, BP Shipping Limited, Maersk Line and HMM accounted for 32%, 17%, 14% and 13% of our revenues, respectively. For the year ended December 31, 2012, Capital Maritime and BP Shipping Limited accounted for 45% and 23% of our revenues, respectively. For the year ended December 31, 2011, Capital Maritime, BP Shipping Limited and OSG accounted for 24%, 32% and 11% of our revenues, respectively. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations. In the future, as our fleet expands, we also expect to enter into charters with new charterers in order to maintain a portfolio that is diverse from a customer, geographic and maturity perspective.

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

Accounting for Acquisition and Disposal of Vessels and Merger with Crude Carriers

During 2013, we acquired all of the interest in five of Capital Maritime’s wholly owned subsidiaries that each owned a container carrier vessel, the M/V Hyundai Prestige renamed to M/V CCNI Angol, the M/V Hyundai Premium, the M/V Hyundai Paramount, the M/V Hyundai Privilege and the M/V Hyundai Platinum, each of which was under a long term time charter, at an aggregate price of $325.0 million. According to the Accounting Standard Codification (“ASC”) 805 “Business Combinations”, and the three elements that are defined in ASC 805-10-55-4 through 805-10-55-9 we have determined that the acquisition of each of the five above mentioned vessels constitutes an acquisition of a business. In our case, the fair value of net assets acquired of $367.3 million exceeded the purchase consideration of $325.0 million and therefore a gain from bargain purchase of $42.3 million was recognized in our consolidated statements of comprehensive income.

M/T Aristotelis, which was acquired during 2013 by an unaffiliated third party, has been treated as an acquisition of an asset. The results of operations, cash flows and financial position of the M/T Agamemnon II that was disposed during of 2013 are included in our Financial Statements up to the date of her disposal.

On December 22, 2012, we acquired all of the interest in two of Capital Maritime’s wholly owned subsidiaries that each owned a container carrier vessel, the M/V Archimidis and the M/V Agamemnon, each of which was under a medium term time charter, in exchange for all of our interest in two of our wholly owned subsidiaries that each owned a VLCC, the M/T Alexander the Great and the M/T Achilleas. According to the Accounting Standard Codification (“ASC”) 805 “Business Combinations”, and the three elements that are defined in ASC 805-10-55-4 through 805-10-55-9 we have determined that the acquisition of each of the M/V Archimidis and the M/V Agamemnon constitutes an acquisition of a business. In our case, the fair value of net assets acquired of

$70.3 million in the case of the acquisition of the M/V Agamemnon and the fair value of net assets acquired of $67.3 million in the case of the acquisition of the M/V Archimidis are both equal to the purchase consideration, therefore no goodwill or gain from bargain purchase was recognized for both transactions.

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

Vessel owning companies that had an operating history as part of Capital Maritime’s fleet, prior to their acquisition by us have been treated as acquisitions of business as such vessels were acquired from an entity under common control with existing time charters, strategic management and operational resource management processes. As a result, transfers of equity interests between entities under common control were accounted for as if the transfer occurred at the beginning of the period, and prior years were retroactively adjusted to furnish comparative information similar to the pooling-of-interest method. Vessels that had no operating history and were delivered to us from the shipyards through Capital Maritime have been treated as an acquisition of assets from an entity under common control.

For additional information on how we have accounted for the transfers of vessels please see Note 3 (Acquisitions) to our Financial Statements included herein.

Factors Affecting Our Future Results of Operations

We are primarily exposed to the tanker market as (a) the majority of vessels in our fleet are either crude or product tankers and (b) most of the charters that have expired over the previous 12 months or are expected to expire in the coming 12 months are for our product or crude tanker vessels. We believe the principal factors that will affect our future results of operations are the economic, regulatory, financial, credit, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. The world economy has been experiencing significant economic and political challenges since 2008 as well as a severe deterioration in the banking and credit markets which have had, and continue to have, a negative impact on world trade and which may affect our ability to obtain financing as well as further impact the values of our vessels and the charters we are able to obtain for our vessels. The pace of recovery of the world economy and demand for the seaborne transportation of goods, including oil and oil products and for dry and containerized goods, and the deliveries of newbuilding vessels will affect the shipping industry in general and our future results. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	the demand for seaborne transportation services;
•	levels of oil product demand and inventories;
•	demand for raw materials, dry cargo and containerized goods;
•	charter hire levels and our ability to recharter our vessels as their current charters expire;
•

our ability to service our debt and, when the non-amortizing period expires in March 2016, to refinance our existing indebtedness with similar terms to our existing loans or, in the event such indebtedness is not refinanced, our obligation to make principal payments under our credit facilities;

•	supply of vessels, and specifically the number of newbuildings entering the world tanker, container and dry cargo fleets each year;
•	the ability to increase the size of our fleet and make additional acquisitions that are accretive to our unitholders;
•	the ability of Capital Maritime’s commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;
•	the continuing demand for goods from China, India, Brazil and Russia and other emerging markets;
•	our ability to comply with and benefit from new maritime regulations and the more restrictive regulations for the transport of certain products and cargoes;
•	our ability to comply with the covenants in our credit facilities, including covenants relating to the maintenance of vessel value ratios;
•	the increased costs associated with the renewal of our technical management agreement and transition to a floating fee based on actual expenses for certain of our vessels;
•	the effective and efficient technical management of our vessels;
•	the costs associated with upcoming drydocking of our vessels which are not covered by our management agreements;
•	Capital Maritime’s ability to obtain and maintain major international oil company approvals and to satisfy their technical, health, safety and compliance standards; and
•	the strength of and growth in the number of our customer relationships, especially with major international oil companies and major commodity traders.

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

•	the prevailing spot market rates and the number of our vessels which we may operate on the spot market;
•	our access to debt and equity, and the cost of such capital, required to acquire additional vessels and/or to implement our business strategy;
•	our ability to acquire and sell vessels at prices we deem satisfactory;
•	our level of debt and the related interest expense and amortization of principal; and
•	the level of any distribution on our common units.

Please read “Item 3D: Risk Factors” above for a discussion of certain risks inherent in our business.

Factors to Consider When Evaluating Our Results

We believe it is important to consider the following factors when evaluating our results of operations:

•

Financial Statements. Our Financial Statements include the results of operations of different numbers of vessels in each year. Please read “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Accounting for Acquisition and Disposal of Vessels and Merger with Crude Carriers” above for a description of the financial treatment of vessel acquisitions and dispositions.

•

Vessel Acquisitions and Disposals. Vessels that have been acquired or delivered to us prior to July 22, 2010, are included in our results of operations, cash flows and financial position from the date of incorporation of the relevant vessel owning company or, in the case of the seven vessels we contracted to acquire at the time of our IPO which were delivered during 2007 and 2008, as of their delivery date from the shipyard to Capital Maritime and us. Results of operations, cash flows and financial position of vessels that have been disposed of are included in our Financial Statements up to the date of their disposal. As a result of this accounting treatment, our Financial Statements may include results of operations of more vessels than actually comprised our fleet during the relevant year. Please read “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Accounting for Acquisition and Disposal of Vessels and Merger with Crude Carriers” above for a description of the financial treatment of vessel acquisitions. The table below shows the periods for which the results of operations and cash flows for each vessel owning company are included in our Financial Statements.

VESSELS INCLUDED IN OUR FINANCIAL STATEMENTS AND ACQUISITION DATA
Vessel included in Consolidated Financial Statements for the years ended December 31,
Vessel	Incorporation date of VOC*	Date acquired by Capital Maritime	Date acquired by us	2013	2012	2011
M/T Atlantas (1)	09/16/2003	04/26/2006	04/04/2007	X	X	X
M/T Assos (1) (2)	03/18/2004	05/17/2006	04/04/2007 & 08/16/2010	X	X	X
M/T Aktoras (1)	08/27/2003	07/12/2006	04/04/2007	X	X	X
M/T Agisilaos (1)	10/10/2003	08/16/2006	04/04/2007	X	X	X
M/T Arionas (1)	11/10/2003	11/02/2006	04/04/2007	X	X	X
M/T Avax (1)	02/10/2004	01/12/2007	04/04/2007	X	X	X
M/T Aiolos (1)	09/12/2003	03/02/2007	04/04/2007	X	X	X
M/T Axios (1)	02/10/2004	02/28/2007	04/04/2007	X	X	X
M/T Atrotos (3) (4)	02/11/2004	05/08/2007	05/08/2007 & 03/01/2010	X	X	X
M/T Akeraios (3)	02/03/2004	07/13/2007	07/13/2007	X	X	X
M/T Apostolos (3)	05/26/2004	09/20/2007	09/20/2007	X	X	X
M/T Anemos I (3)	07/08/2004	09/28/2007	09/28/2007	X	X	X
M/T Attikos (5) (9)	12/29/2003	01/20/2005	09/24/2007	-	Up to Feb 14	X
M/T Alexandros II (3)	02/07/2006	01/29/2008	01/29/2008	X	X	X
M/T Amore Mio II (5)	05/29/2007	07/31/2007	03/27/2008	X	X	X
M/T Aristofanis (5) (9)	02/03/2004	06/02/2005	04/30/2008	-	Up to Apr 4	X
M/T Aristotelis II (3)	02/07/2006	06/17/2008	06/17/2008	X	X	X
M/T Aris II (3)	01/24/2006	08/20/2008	08/20/2008	X	X	X
M/T Agamemnon II (2) (5) (11)	07/14/2006	11/24/2008	04/07/2009	Up to Nov 4	X	X
M/T Ayrton II (4) (5)	07/14/2006	04/10/2009	04/13/2009	X	X	X
M/T Alkiviadis (5)	06/22/2004	03/29/2006	06/30/2010	X	X	X
M/V Cape Agamemnon (6)	06/17/2008	01/25/2011	06/09/2011	X	X	X

VESSELS INCLUDED IN OUR FINANCIAL STATEMENTS AND ACQUISITION DATA
Vessel included in Consolidated Financial Statements for the years ended December 31,
Vessel	Incorporation date of VOC*	Date acquired by Capital Maritime	Date acquired by us	2013	2012	2011
M/T Alexander the Great (7) (8)	01/26/2010	-	09/30/2011	-	Up to Dec 21	X
M/T Achilleas (7) (8)	01/26/2010	-	09/30/2011	-	Up to Dec 21	X
M/T Miltiadis M II (7)	04/06/2006	04/26/2006	09/30/2011	X	X	X
M/T Amoureux (7)	04/14/2010	-	09/30/2011	X	X	X
M/T Aias (7)	04/14/2010	-	09/30/2011	X	X	X
M/V Agamemnon (8)	04/19/2012	6/28/2012	12/22/2012	X	Since Dec 22	-
M/V Archimidis (8)	04/19/2012	6/22/2012	12/22/2012	X	Since Dec 22	-
M/V Hyundai Prestige (CCNI Angol) (10)	04/08/2011	02/19/2013	09/11/2013	Since Sep 11	-	-
M/V Hyundai Premium (CCNI Shanghai) (10)	04/08/2011	03/11/2013	03/20/2013	Since Mar 20	-	-
M/V Hyundai Paramount (10)	04/08/2011	03/27/2013	03/27/2013	Since Mar 27	-	-
M/V Hyundai Privilege (10)	04/08/2011	05/31/2013	09/11/2013	Since Sep 11	-	-
M/V Hyundai Platinum (10)	07/19/2011	06/14/2013	09/11/2013	Since Sep 11	-	-
M/T Aristotelis (12)	10/16/2013	-	11/28/2013	Since Nov 28	-	-

*	VOC: Vessel Owning Company
(1)	Initial Vessels. The Financial Statements have been retroactively adjusted to reflect their results of operations as of the incorporation date of the respective vessel owning companies.
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

(5)

Non-Contracted Vessels. The Financial Statements have been retroactively adjusted to reflect their results of operations as of the incorporation date of the respective vessel owning companies (with the exception of M/T Assos for the period from April 17, 2009 to August 15, 2010).

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

(10)

During 2013 we acquired from Capital Maritime the vessel owning companies of five post-panamax container carrier vessels: the M/V CCNI Angol, the M/V Hyundai Premium, the M/V Hyundai Paramount, the M/V Hyundai Privilege and the M/V Hyundai Platinum.

(11)	In November 2013 we sold the M/T Agamemnon II to unaffiliated third parties.
(12)	In November 2013 we acquired the M/T Aristotelis from an unrelated third party.

•

Different Structure of Operating Expenses. We have entered into three separate technical and commercial management agreements with Capital Ship Management for the management of our fleet and each vessel in our fleet is managed under the terms of one of these three agreements. Each agreement has a different structure of operating expenses. We expect that as the fixed fee management agreement expires for certain of our vessels, such vessels, and any additional acquisitions we make in the future, shall be managed under these floating fee management agreements. For a detailed description of the management agreements and the fees we pay our manager please read “Item 4: Business Overview—Our Management Agreements” above.

•

The Size of our Fleet Continues to Change. As of the date of this Annual Report our fleet consisted of 30 vessels. At the time of our IPO in 2007, our fleet consisted of eight vessels and in January 2011 it had increased to 21 vessels. During 2011 we acquired a cape size vessel from Capital Maritime and also incorporated the five crude tanker vessels that were part of the Crude Carriers fleet prior to its merger with us in September 2011 into our fleet. During 2012 we exchanged two VLCCs we had acquired as part of the merger with Crude Carriers for two post-panamax container carrier vessels owned by Capital Maritime and sold the two small tankers in our fleet. During 2013 we acquired five post-panamax container carrier vessels owned by Capital Maritime. During 2013 we also acquired one 2013 built medium range product tanker and sold one 2008 built medium range product tanker, both to unaffiliated third parties. We intend to continue to evaluate potential acquisitions of vessels or other shipping businesses in a prudent manner that is accretive to our distributable cash flow per unit.

Results of Operations

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Results of operations for the years ended December 31, 2013 and December 31, 2012 differ primarily due to the increased size of our fleet following the acquisition of a number of container vessels, gains from bargain purchases in the acquisition of a number of container vessels from Capital Maritime, gains from the sale of the claim in OSG, losses related to the sale of one vessel to third parties, the increased indebtedness to partially finance the acquisition of a number of vessels, the close out of certain interest rate swap agreements and the larger number of vessels managed under our floating fee management agreement.

Total Revenues

Time, voyage and bareboat charter revenues amounted to approximately $171.5 million for the year ended December 31, 2013, as compared to $154.0 million for the year ended December 31, 2013. The increase of $17.5 million is primarily attributable to the increased number of vessels in our fleet. For the year ended December 31, 2013, $55.0 million of total revenues represented charter hire received from Capital Maritime as compared to $69.9 million of total revenues for the year ended December 31, 2012. The decrease of $14.9 million in charter hire received from Capital Maritime is mainly attributable to the 2012 Vessel Sale, where the two VLCCs that were sold to Capital Maritime were under time charter with Capital Maritime from January 1, 2012 until the date of their sale on December 21, 2012. Time, voyage and bareboat charter revenues are mainly comprised of the charter hire received from unaffiliated third-party customers and Capital Maritime and are affected by the number of days our vessels operate, the average number of vessels in our fleet and the charter rates. Please read “Item 4B: Business Overview—Our Fleet” and “—Our Charters” for information about the charters on our vessels, including daily charter rates.

Voyage Expenses

Voyage expenses amounted to $6.1 million for the year ended December 31, 2013, as compared to $5.7 million for the year ended December 31, 2012, primarily due to the higher number of vessels in our fleet.

Voyage expenses are direct expenses to voyage revenues and primarily consist of commissions, port expenses, canal dues and bunkers. Voyage costs, except for commissions, are paid for by the charterer under time and bareboat charters. Voyage costs under voyage charters are paid for by the owner.

Vessel Operating Expenses

For the year ended December 31, 2013, our vessel operating expenses amounted to approximately $55.3 million, of which $17.0 million was incurred under our management agreements with our manager and include $0.6 million in additional fees and costs relating to certain costs associated with the vetting of our vessels, repairs related to unforeseen extraordinary events (as defined in our fixed fee management agreement) and insurance deductibles.

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

General and Administrative Expenses

General and administrative expenses amounted to $9.5 million for the year ended December 31, 2013, as compared to $9.2 million for the year ended December 31, 2012. General and administrative expenses, which includes a non-cash item, related to our Omnibus Incentive Compensation Plan amounted to $3.5 million for the year ended December 31, 2013, as compared to $3.8 million for the year ended December 31, 2012, resulting from our Omnibus Incentive Compensation Plan becoming fully vested in August 2013. As of December 31, 2013, there were no incentive awards outstanding under the Plan. General and administrative expenses include board of directors’ fees and expenses, audit fees, and other fees related to the expenses of the publicly traded partnership.

Gain on sale of vessels to third parties

During the year ended December 31, 2013, we sold the M/T Agamemnon II to unaffiliated third parties recognizing a loss on sale of vessel of $7.1 million. This loss reflects the difference between the carrying value of the vessels and the net selling proceeds at the time of the sale.

Depreciation and amortization

Depreciation and amortization of fixed assets amounted to $52.2 million for the year ended December 31, 2013, as compared to $48.2 million for the year ended December 31, 2012, primarily due to the higher number of vessels in our fleet as a result of the acquisition of the five post-panamax container vessels. Depreciation is expected to increase if the number of vessels in our fleet increases.

Vessels’ impairment charge

Vessels’ impairment charge amounted to $0.0 million for the year ended December 31, 2013, as compared to $43.2 million for the year ended December 31, 2012, primarily due to the difference between the carrying and the fair market value of the M/T Alexander the Great and the M/T Achilleas on the date they were exchanged for the M/V Archimidis and the M/V Agamemnon, respectively.

Please see Note 5 (Vessels) to our Financial Statements included herein for more information on the vessels’ impairment charge.

Gain on sale of claim

Gain on sale of claim amounted to $31.4 million, attributable to the sale of our claim with OSG. Please read “Item 4A: History and Development of the Partnership—2013 Developments—OSG Bankruptcy and Assignment of Claims” and Note 16 (Gain on sale of claim) to our Financial Statements included herein for additional information.

Gain from Bargain Purchase

Gain from bargain purchase is attributable to the acquisition of the M/V Hyundai Premium, the M/V Hyundai Paramount, the M/V Hyundai Prestige (renamed to “CCNI Angol”), the M/V Hyundai Privilege and the M/V Hyundai Platinum, as the net identifiable assets acquired exceeded the purchase consideration paid by $42.3 million.

Total Other Expense, Net

Total other expense, net for the year ended December 31, 2013, was approximately $15.5 million as compared to $24.4 million for the year ended December 31, 2012.

The 2013 amount includes interest expense, amortization of financing charges, commitment fees and bank charges of $16.0 million, which was lower by $10.7 million than the respective 2012 amount mainly due to the expiration and close out of our remaining interest rate swap agreements. In addition the year ended December 31, 2012, reflects a gain of the 12 ineffective interest rate swap agreements of $1.5 million. Interest and other income amounted to $0.5 million as compared to $0.8 million for the year ended December 31, 2012.

Net Income / (Loss)

Net income for the year ended December 31, 2013, amounted to $99.5 million as compared to net loss of $21.2 million for the year ended December 31, 2012. For a list of factors which we believe are important to consider when evaluating our results, please refer to the discussion under “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors to Consider When Evaluating Our Results” and “—Results of Operations” above.

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

Net (Loss) / Income

Net loss for the year ended December 31, 2012, amounted to $21.2 million as compared to net income of $87.1 million for the year ended December 31, 2011. For a list of factors which we believe are important to consider when evaluating our results, please refer to the discussion under “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors to Consider When Evaluating Our Results” and “—Results of Operations” above.

B. Liquidity and Capital Resources

As at December 31, 2013, total cash and cash equivalents were $64.0 million, restricted cash was $15.0 million, and total liquidity including cash and undrawn long-term borrowings was $229.0 million As at December 31, 2012, total cash and cash equivalents were $43.6 million, restricted cash was $10.5 million, and total liquidity including cash and undrawn long-term borrowings was $109.5 million.

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

As at December 31, 2013, we had $150.0 million in undrawn amounts under our credit facilities as compared to $55.4 million in undrawn amounts as at December 31, 2012.

Total Partners’ Capital as of December 31, 2013, amounted to $781.4 million, which reflects an increase of $207.6 million from the year ended December 31, 2012. This change consisted of:

•	an increase of $119.8 and $72.6 million from the net proceeds from the issuance of the 13,685,000 common units and 9,100,000 Class B Units respectively;
•	an increase of $3.5 million from our equity compensation plan;
•	an increase of $0.4 million attributable to unrealized gain on derivative instruments;
•	a decrease of $88.2 million attributable to our distributions to our unit holders; and
•	an increase of $99.5 million reflecting our net income for the year ended December 31, 2013.

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

Cash Flows

The following table summarizes our cash and cash equivalents provided by / (used in) operating, financing and investing activities for the years presented in millions:

	2013	2012	2011
Net Cash Provided by Operating Activities	$129.6	$84.8	$56.5
Net Cash (Used in) / Provided by Investing Activities	$(335.3)	$15.9	$(16.7)
Net Cash Provided by / (Used in) by Financing Activities	$226.2	$(110.6)	$(19.0)

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased to $129.6 million for the year ended December 31, 2013 from $84.8 million for the year ended December 31, 2012, mainly due to the proceeds of $32.0 million we received from the sale of OSG claim, the increased size of our fleet and the reduced interest costs due to the expiration of our remaining interest rate swap contracts. Net cash provided by operating activities increased to $84.8 million for the year ended December 31, 2012 from $56.5 million for the year ended December 31, 2011 due to the full year consolidation of Crude Carriers’ vessels and the reduced interest costs due to the repayment of debt and the expiration of certain interest rate swap contracts. For an explanation of why our historical net cash provided by operating activities is not indicative of net cash provided by operating activities to be expected in future periods, please read “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors to Consider when Evaluating our Results” and “—Results of Operations” above.

Net Cash (Used in) / Provided by Investing Activities

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

For the year ended December 31, 2013, net cash used in investing activities was $335.3 million and was comprised of:

•

$363.0 million for the acquisition of the M/V Hyundai Premium, the M/V Hyundai Paramount, the M/V Hyundai Prestige (renamed to “CCNI Angol”), the M/V Hyundai Privilege, the M/V Hyundai Platinum and the M/T Aristotelis;

•

$4.5 million, representing the increase to our restricted cash following the conversion of the 2008 credit facility to a term loan and the acquisition of five vessels. Restricted cash is the minimum amount of free cash we were required to maintain under our credit facilities for the period; and

•	$32.2 million, representing the net proceeds from the sale of the M/T Agamemnon II.

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

For the year ended December 31, 2011, net cash used in investing activities was $16.7 million and was comprised of:

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

Net Cash Provided by / (Used in) Financing Activities

Net cash provided by financing activities amounted to $226.2 million for the year ended December 31, 2013, as compared to net cash used in financing activities of $110.6 million for the year ended December 31, 2012. For the year ended December 31, 2011, net cash used in financing activities amounted to $19.0 million.

For the year ended December 31, 2013, we used net proceeds of $72.5 million from the sale and issuance of 9,100,000 Class B Units, combined with a drawdown of $54.0 million from our 2008 credit facility and part of our cash balances to finance the acquisition of the two 5,023 TEU container vessels from Capital Maritime for a total consideration of $130.0 million. We also used net proceeds of $119.9 million from the sale and issuance of 13,685,000 common units together with approximately $75.0 million from our 2013 credit facility, as amended, and part of our cash balances to acquire the three additional 5,023 TEU container vessels from Capital Maritime for an aggregate purchase price of $195.0 million.

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

For the year ended December 31, 2013, total proceeds of long term debt amounted to $129.0 million and we repaid debt from our 2008 credit facility of $4.1 million. For the year ended December 31, 2012, there were no proceeds from the issuance of long term debt. During 2012 we pre-paid $175.2 million in debt in connection with the issuance and sale of the Class B Units, the sale of the M/T Attikos and the M/T Aristofanis, and the 2012 Vessel Sale. For the year ended December 31, 2011, proceeds from issuance of long term debt amounted to $159.6 million. This amount represents the draw downs of $134.6 and $25.0 million we made under the 2008 credit facility and 2011 credit facility, respectively. We used the $134.6 million to repay Crude Carriers’ outstanding loan at the time of the completion of the acquisition and the $25.0 million for the partial finance of the acquisition of the shares of the vessel owning company of the M/V Cape Agamemnon.

There were no payments of related party-debt/financing for the year ended December 31, 2013, 2012 and 2011.

For each of the years ended December 31, 2013, 2012 and 2011 loan issuance costs amounted to $2.9, $0.3 and $0.3 million, respectively.

During the year ended December 31, 2013, we made distributions, including to our Class B unitholders and to Capital Maritime, of $88.2 million. During the year ended December 31, 2012, we made distributions, including to our Class B unitholders and to Capital Maritime, of $73.3 million. During the year ended December 31, 2011, we made distributions of $45.1 million to our common unitholders, including Capital Maritime.

Borrowings

Our long-term third party borrowings are reflected in our balance sheet as “Long-term debt” and as current liabilities in “Current portion of long-term debt.” As of December 31, 2013, total borrowings was $583.3 million consisting of: (i) $250.9 million outstanding under the 2007 credit facility; (ii) $238.4 outstanding under the 2008 credit facility; (iii) $19.0 million outstanding under the 2011 credit facility and (iv) $75.0 million under the 2013 credit facility. As of December 31, 2012, total borrowings were $458.4 million consisting of: (i) $250.9 million outstanding under the 2007 credit facility; (ii) $188.5 outstanding under the 2008 credit facility and (iii) $19.0 million outstanding under the 2011 credit facility. As of December 31, 2013 long term debt was $577.9 million as compared to $458.4 million as of December 31, 2012. The current portion of long term debt as of December 31, 2013 was $5.4 million as compared to $0 million as of December 31, 2012.

Our Credit Facilities

We have entered into four non-amortizing credit facilities.

In March 2007, we entered into a loan agreement with a syndicate of financial institutions including HSH Nordbank AG for a revolving credit facility, of up to $370.0 million for the financing of the acquisition cost, or part thereof, of up to 15 MR product tankers. Following the sale of the M/T Attikos and the M/T Aristofanis during the first half of 2012 we repaid $20.5 million under this credit facility. In connection with the issuance and sale of our Class B Units, we prepaid $95.2 million and entered into an amendment which provides for the conversion of the 2007 credit facility into a term loan, the deferral of scheduled amortization payments until March 2016 and the repayment of the facility in six equal consecutive quarterly installments commencing in March 2016 plus a balloon payment due in June, 2017. The interest margin of this facility, as amended, is 2.0%.

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

On September 6, 2013, we entered into a new senior secured credit facility of up to $200.0 million led by ING Bank N.V. The facility is non-amortizing until March 2016, with a final maturity date in December 2020. The interest margin of this facility is 3.50%, with a commitment fee of 1.00%. The facility will be available for the funding of up to 50% of the charter free value of modern product tankers and post-panamax container vessels. Also in September 2013, we drew $75 million for the partial financing of three post-panamax container vessels. On December 27, 2013, the 2013 credit facility was amended to increase its size to up to $225.0 million. None of the other material terms of the credit facility were amended.

All our credit facilities contain customary ship finance covenants, including restrictions as to: changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of vessels, the ratio of EBITDA to net interest expenses, which shall be no less than 2:1, a minimum cash requirement of $500,000 per vessel of which 50% may be constituted by undrawn commitments under the applicable credit facility, as well as the ratio of net total indebtedness to the aggregate market value of the total fleet, which shall not exceed 0.725:1. Our credit facilities also contain a collateral maintenance requirement according to which the aggregate average fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding amount under these facilities. Furthermore, the vessel owning companies may pay dividends or make distributions when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. The credit facilities have a general assignment of the earnings, insurances and requisition compensation of the respective vessel or vessels. Each also requires additional security, including: pledge and charge on current account, corporate guarantee from each of the twenty-five vessel owning companies and mortgage interest insurance.

Our obligations under our credit facilities are secured by first-priority mortgages covering our vessels and are guaranteed by each vessel owning company. Our credit facilities contain a “Market Disruption Clause” requiring us to compensate the banks for any increases to their funding costs caused by disruptions to the market which the banks may unilaterally trigger. For the years ended December 31, 2013, 2012 and 2011 we incurred an additional interest expense in the amount of $0.0, $0.4 and $1.3 million, respectively, due to the “Market Disruption Clause”.

As at December 31, 2013, the amounts drawn down under our four credit facilities were as follows:

Vessel / Entity	Date	$370,000 Credit Facility	$350,000 Credit Facility	$25,000 Credit Facility	$225,000 Credit Facility
M/T Akeraios	07/13/2007	$46,850	$—	$—	$—
M/T Apostolos	09/20/2007	56,000	—	—	—
M/T Anemos I	09/28/2007	56,000	—	—	—
M/T Alexandros II	01/29/2008	48,000	—	—	—
M/T Amore Mio II	03/27/2008	—	46,000	—	—
M/T Aristofanis	04/30/2008	—	11,500	—	—
M/T Aristotelis II	06/17/2008	20,000	—	—	—
M/T Aris II	08/20/2008	24,000	1,584	—	—
M/V Cape Agamemnon	06/09/2011	—	—	19,000	—
M/V Hyundai Premium	03/20/2013	—	24,975	—	—
M/V Hyundai Paramount	03/27/2013	—	24,975	—	—
M/V Hyundai Prestige, M/V Hyundai Privilege, M/V Hyundai Platinum	09/06/2013	—	—	—	75,000
Crude Carriers Corp. and its subsidiaries	09/30/2011	—	129,431	—	—

Total		$250,850	$238,465	$19,000	$75,000

As at December 31, 2013, we had $150 million in undrawn amounts under our credit facilities and were in compliance with all financial debt covenants. Our ability to comply with the covenants and restrictions contained in our credit facilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, including interest rate developments, changes in the funding costs of our banks and changes in vessel earnings and vessel asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, we are unlikely to be able to make any distributions to our unitholders, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios set out above. The recent global economic downturn has had an adverse effect on vessel values which is likely to persist if the economic slowdown resumes. If the estimated asset values of the vessels in our fleet continue to decrease, such decreases may limit the amounts we can draw down under our credit facilities to purchase additional vessels and our ability to expand our fleet. In addition, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities. A decline in the market value of our vessels could also lead to a default under any prospective credit facility to which we become a party, affect our ability to refinance our credit facilities and/or limit our ability to obtain additional financing. An increase/decrease of 10% of the aggregate fair market values of our vessels would not cause any violation of the total indebtedness to aggregate market value covenant contained in our credit facilities.

C. Off-Balance Sheet Arrangements

As of the date of this Annual Report, we have not entered into any off-balance sheet arrangements.

D. Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2013 (in thousands of U.S. Dollars).

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term Debt Obligations	$ 583,315	$ 5,400	$ 103,888	$ 416,334	$ 57,693
Interest Obligations (1)	99,670	17,699	45,915	27,742	8,314
Management fee (2)	36,295	10,983	15,469	7,687	2,156
Commercial services fee (3)	285	285	-	-	-
Total:	$ 719,565	$ 34,367	$ 165,272	$ 451,763	$ 68,163

(1)

For our 2007, 2008, 2011 and 2013 credit facilities, calculations for interest obligations have been based on Bloomberg forward rates plus a margin of 2%, 3%, 3.25% and 3.5%, respectively, which reflects our best estimates.

(2)

The fees payable to Capital Ship Management represent fees for the provision of commercial and technical services such as crewing, repairs and maintenance, insurance, stores, spares and lubricants, provided pursuant to our management agreements. Management fees under the floating fee and Crude Carriers management agreements have been increased annually based on the United States Consumer Price Index for November 2013.

(3)

Represents commercial services fee equal to 1.25% on gross time charter revenues to be generated by the vessels managed under the Crude Carriers management agreement which were under long term time charters as of December 31, 2013.

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

Vessel Lives and Impairment

The carrying value of each of our vessels represents its original cost (contract price plus initial expenditures) at the time of delivery or purchase less accumulated depreciation or impairment charges. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. However, in recent years, market conditions have changed significantly as a result of the credit crisis and resulting slowdown in world trade. Charter rates for vessels have decreased and vessel values have been affected. We consider these market developments as indicators of potential impairment of the carrying amount of our assets. We performed undiscounted cash flow tests as of December 31, 2013 and 2012, as an impairment analysis, in which we made estimates and assumptions relating to determining the projected undiscounted net operating cash flows by considering the following:

•	the charter revenues from existing time charters for the fixed fleet days (our remaining charter agreement rates);
•	vessel operating expenses;
•	drydocking expenditures;
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

•	estimated useful life of vessels takes into account design life, commercial considerations and regulatory restrictions based on our fleet’s historical performance;
•	estimated charter rates are based on rates under existing vessel contracts and thereafter at market rates at which we expect we can recharter our vessels based on market trends;
•	estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our vessels may spend operating on the spot market, based on the historical experience of our fleet;
•

estimates of operating expenses and drydocking expenditures are based on historical operating and drydocking costs based on the historical experience of our fleet and our expectations of future inflation and operating requirements;

•	vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate of $180; and
•	the remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in our depreciation calculations.

The impairment test that we conduct is most sensitive to variances in future time charter rates. Based on the sensitivity analysis performed for December 31, 2013, we would begin recording impairment on the first vessel that will incur impairment by vessel type for time charter declines from their 10 year historical averages as follows:

	Percentage Decline from which Impairment would be Recorded
	Year ended December 31, 2013	Year ended December 31, 2012
Vessel
Product tankers	21.2%	28.2%
Suezmax vessels	28.3%	30.2%
Cape vessel	-	70.2%
Container vessels (5,000 TEU)	37.8%	-

As of December 31, 2013 and February 18, 2014, our current rates for time charters on average were below their 10 year historical averages as follows:

	Time Charter Rates as Compared with 10-year Historical Average (as percentage above/(below))
	As of December 31, 2013	As of February 18, 2014
Vessel
Product tankers	(14.3)%	(14.2)%
Suezmax vessels	(32.7)%	(32.5)%
Container vessels (5,000 TEU)	39.8%	39.8%

Based on the above assumptions we determined that the undiscounted cash flows support the vessels’ carrying amounts as of December 31, 2013 and 2012. The impairment of $43.2 million we recorded for the year ended December 31, 2012 was the result of the 2012 Vessel Sale.

Please also read “Item 4B: Business Overview — Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels” above for additional information.

Interest Rate Swap Agreements

We designate our derivatives based upon the criteria established by the FASB in its accounting guidance for derivatives and hedging activities. The accounting guidance for derivatives requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for the changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation. For a derivative that does not qualify as a cash flow hedge, the change in fair value is recognized at the end of each accounting period in the income statement. For a derivative that qualifies as a cash flow hedge, the change in fair value is recognized at the end of each reporting period in accumulated other comprehensive income / (loss) (effective portion) until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized in the income statement.

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

We have not had any active interest rate swaps as of December 31, 2013.

Please see Note 2 (Significant Accounting Policies) and Note 8 (Financial Instruments) to our Financial Statements included herein for more detailed information.

Intangible assets

We record all identified tangible and intangible assets or any liabilities associated with the acquisition of a business at fair value. When a business is acquired that owns a vessel with an existing charter agreement, we determine the present value of the difference between: (i) the contractual charter rate and (ii) the prevailing market rate for a charter of equivalent duration. When determining present value we use Weighted Average Cost of Capital which includes judgments such as size and risks premiums and is appropriate in relation to the business, industry and environment in which we operate. The resulting above-market (assets) and below-market (liabilities) charters are amortized using straight line method as a reduction and increase, respectively, to revenues over the remaining term of the charters. In accordance with the guidance related to Accounting for the Impairment or Disposal of Long-Lived Assets, we evaluate the potential impairment of the identified acquired intangible assets when there are indicators of impairment. The identified intangibles are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable based on estimates of future undiscounted cash flows. In the event of impairment, the asset is written down to its fair value. An impairment loss, if any, is measured as the amount by which the carrying amount of the asset exceeds its fair value. No impairment loss was recognized during any period presented.

Recent accounting pronouncements

Please see Note 2(v) (Significant Accounting Policies—Recent Accounting Pronouncements) to our Financial Statements included herein.

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

Our general partner owes a fiduciary duty to our unitholders and is liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are expressly non-recourse to it. Whenever possible, the partnership agreement directs that we should incur indebtedness or other obligations that are non-recourse to our general partner. Officers of our general partner and other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Capital Maritime. Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors. Please read “Item 3D: Risk Factors—Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.” for a more detailed description of such limitations.

A. Directors and Senior Management

Set forth below are the names, ages and positions of our directors and director nominees and our general partner’s executive officers as of January 31, 2014.

Name	Age	Position

Evangelos M. Marinakis (1)	46	Director and Chairman of the Board
Ioannis E. Lazaridis (1)	46	Director and Chief Executive Officer and Chief Financial Officer of our general partner
Nikolaos Syntychakis (1)	51	Director
Pierre de Demandolx-Dedons (2)	73	Director (5)
Abel Rasterhoff (3)	73	Director (5)
Evangelos G. Bairactaris (4)	42	Director and Secretary
Keith Forman (4)	55	Director (5)
Dimitris P. Christacopoulos (3)	43	Director (5)

(1)	Appointed by our general partner (term expires in 2016).
(2)	Class I director (term expires in 2014).
(3)	Class II director (term expires in 2015).
(4)	Class III director (term expires in 2016).
(5)	Member of our audit committee and our conflicts committee.

Biographical information with respect to each of our directors, our director nominees and our general partner’s executive officers is set forth below. The business address for our directors and executive officers is 3 Iassonos Street Piraeus, 18537 Greece.

Evangelos M. Marinakis, Director and Chairman of the Board.

Mr. Marinakis joined our board of directors on March 13, 2007 and serves as the Chairman of the Board. Mr. Marinakis has served as Capital Maritime’s President and Chief Executive Officer and as a director since its incorporation in March 2005. Mr. Marinakis served as Chairman and Chief Executive Officer of New York Stock

Exchange (“NYSE”) listed Crude Carriers Corp., an affiliate of Capital Maritime, since March 2010 until its merger with us in September 2011. From 1992 to 2005, Mr. Marinakis was the Commercial Manager of Capital Ship Management and oversaw the businesses of the group of companies that currently form Capital Maritime. For the past 20 years, Mr. Marinakis has also been active in various other family businesses, all related to the shipping industry. Mr. Marinakis holds a B.A. in International Business Administration and an M.Sc in International Relations.

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

Evangelos G. Bairactaris, Director and Secretary.

Mr. Bairactaris joined our board of directors on March 13, 2007 and has served as our Secretary since our formation in January 2007. Mr. Bairactaris is a Greek attorney at law and a member of the Piraeus Bar Association. Mr. Bairactaris has been a partner in G.E. Bairactaris & Partners since 2000 and has acted as managing partner since 2003. He has regularly provided his professional services to our predecessor companies and many Greek and international shipping companies and banks. Mr. Bairactaris is currently a director of Hellenic Seaways Maritime S.A., one of the largest coastal passenger and cargo transportation services companies operating in Greece and Italy. The law firm of G.E. Bairactaris & Partners has provided, and may continue to provide, legal services to us and to Capital Maritime and its affiliates.

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

Mr. Rasterhoff served on the Capital Maritime Board from May 2005 until his resignation in February 2007 as the chairman of the audit committee. Mr. Rasterhoff also served as a director and audit committee member of Aegean Marine Petroleum Network Inc., a company listed on the NYSE from December 2006 to May 2012. Mr. Rasterhoff holds a graduate business degree in economics from Groningen State University.

Keith Forman, Director.

Mr. Forman joined our board of directors on April 3, 2007 and serves on our conflicts committee and our audit committee. Mr. Forman was, until March 31, 2010, a Partner and served as Chief Financial Officer of Crestwood Midstream Partners. Crestwood Midstream was a private investment partnership focused on making equity investments in the midstream energy market. Crestwood’s other partners included the Blackstone Group, Kayne Anderson and GSO Capital. From January 2004 to July 2005, he was Senior Vice President, Finance for El Paso Corporation, a leading provider of natural gas services. Mr. Forman, who joined El Paso in 1998 upon their acquisition of the general partner of the Leviathan Gas Pipeline Partners, also served as Vice President from 2001 to 2003, of El Paso Field Services and from 1992 to 2003 he served as Chief Financial Officer of GulfTerra Energy Partners L.P., a publicly traded master limited partnership. Mr. Forman has served as a Senior Advisor to Industry Funds Management, an Australian based fund manager that invests in infrastructure projects worldwide, since May 2012. Since November 2011, Mr. Forman has served as an independent director of NYSE-listed Rentech Nitrogen Partners, a publicly traded master limited partnership engaged in the manufacture of fertilizer products, where he serves on both the audit and conflict committees. Mr. Forman was appointed to the board of directors of Applied Consultants, Inc., a privately owned energy engineering consulting firm based in Longview, Texas in November 2013.

Pierre de Demandolx-Dedons, Director.

Mr. de Demandolx-Dedons joined our board of directors on November 15, 2011 and served on our conflicts committee and our audit committee. Mr. de Demandolx-Dedons has been involved in the shipping industry in various capacities for over forty years and since 1997 has been primarily a shipping consultant. From 1984 to 1997, Mr. de Demandolx-Dedons was employed by Groupe WORMS & Cie, a French financial, insurance and transportation company, where he held several positions in the organization, including Deputy General Manager of Cie Navale Worms (which became Compagnie Nationale De Navigation in 1986) and General Manager in charge of Finance—Tankers and Offshore, a position he held from 1991 to 1996. From 1986 to 2004, Mr. de Demandolx-Dedons was a member of the board of directors of UK P&I Clubs. Prior to this involvement, from 1975 to 1984, Mr. de Demandolx-Dedons was active in the French Shipowners’ Association in Paris, serving as its Deputy General Manager from 1975 to 1977 and as its General Manager from 1977 to 1984. During this time he was active on the boards of ICS and ISF. From 1965 to 1975 he was a civil servant in the French Ports Authorities. He currently sits on a number of boards of directors both in Europe and the United States, including Seacor Holdings Inc., a company listed on the NYSE. Prior to joining our board of directors, Mr. de Demandolx-Dedons served as a director of Crude Carriers and Capital Maritime.

Dimitris P. Christacopoulos, Director.

Mr. Christacopoulos, joined our board of directors on September 30, 2011, following our merger with NYSE-listed Crude Carriers, where he had served as a director since 2010. Mr. Christacopoulos currently serves as a Partner at Octane Management Consultants. He started his professional career as an analyst in the R&D Department of a major food producer in Greece in 1992 before joining Booz Allen & Hamilton Consulting in 1995 in New York in their Operations Management Group. He subsequently joined Barclays Capital as the Associate Director for Strategic Planning in London from 1999 to 2002 at which time he became Director of Corporate Finance & Strategy at Aspis Group of Companies in Athens where he participated in the Group’s Management and Investment Committees. In 2005, he joined Fortis Bank NV/SA as a Director in the Energy, Commodities and Transportation Group and until 2010 acted as the Deputy Country Head for Greece, setting up the bank’s Greek branch and expanding its presence in ship and energy finance in the region. Mr. Christacopoulos has a diploma in chemical engineering from the National Technical University of Athens and an MBA from Columbia Business School in New York.

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

Compensation of Directors

Officers of our general partner or Capital Maritime who also serve as our directors do not receive additional compensation for their service as directors. Our directors receive compensation for attending meetings of our board of directors or committee meetings as well as for serving in the role of committee chair and have also received restricted units. Please also read “Item 6E: Share Ownership—Omnibus Incentive Compensation Plan” below for additional information. For the year ended December 31, 2013, our directors, including our chairman, received an aggregate amount of $530,000. In lieu of any other compensation, our chairman receives an annual fee for acting as a director and as the chairman of our board of directors. In addition, each director is reimbursed for out–of–pocket expenses in connection with attending meetings of the board of directors or committees and is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

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

Audit Committee. The audit committee of our board of directors is composed of three or more independent directors, each of whom must meet the independence standards of the Nasdaq Global Market, the SEC and any other applicable laws and regulations governing independence from time to time. The audit committee is currently comprised of directors Abel Rasterhoff (chair), Pierre de Demandolx-Dedons, Keith Forman and Dimitris Christacopoulos. All members of the committee are financially literate and our board of directors has determined that Mr. Rasterhoff qualifies as an “audit committee financial expert” for purposes of the U.S. Sarbanes-Oxley Act of 2002. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls.

Conflicts Committee. The conflicts committee of our board of directors is composed of the same directors constituting the audit committee, being Keith Forman (chair), Abel Rasterhoff, Pierre de Demandolx-Dedons and Dimitris Christacopoulos. The members of our conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the Nasdaq Global Market to serve on an audit committee of a board of directors and certain other requirements. The conflicts committee reviews specific matters that the board believes may involve conflicts of interest and determines if the resolution of the conflict of interest is fair and reasonable to us. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders.

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

As of December 31, 2013:

•	795,200 restricted common units had been issued under our Plan (described below);
•

623,064 common units resulting from the conversion of Crude Carriers common shares had been issued under the Crude Plan at the time of our merger with Crude Carriers, including shares issued under the Crude Plan to our director Dimitris Christacopoulos when he was a member of the board of directors of Crude Carriers;

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

On August 31, 2013, the units previously issued pursuant to the Plan fully vested and as of December 31, 2013, there were no incentive awards outstanding under the Plan.

All awards issued under our Plan and the Crude Plan are conditional upon the grantee’s continued service until the applicable vesting date and all awards accrue distributions payable upon vesting. Please read Note 14 (Omnibus Incentive Compensation Plan) to our Financial Statements included herein for more information.

Item 7. Major Unitholders and Related-Party Transactions.

As of December 31, 2013, our partners’ capital consisted of 88,440,710 common units, of which 67,237,409 are owned by non-affiliated public unitholders, 18,922,221 Class B Units, no subordinated units and 1,765,457 general partner units. The Marinakis family, including Evangelos M. Marinakis, our chairman, may be deemed to beneficially own a 27.3% interest in us through its beneficial ownership, amongst others, of Capital Maritime, which owned a 21.5% interest in us, which includes 17,692,891 common units, 4,048,484 Class B Units and a 1.6% interest in us through its ownership of our general partner, and of Crude Carriers Investments, which owned a 3.0% interest in us.

A. Major Unitholders

The following table sets forth as of January 31, 2014, the beneficial ownership of our common units by each person we know beneficially owns more than 5.0% or more of our common units, and all of our directors, director nominees and the executive officers of our general partner as a group. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power.

Name of Beneficial Owner	Number of Common Units Owned	Percentage of Total Common Units

Capital Maritime(1)(2)	21,741,375	23.5%
Crude Carriers Investments(2)	3,284,210	3.6%
All executive officers and directors as a group (8 persons)(2)(3)	0	0%
Kayne Anderson Capital Advisors, L.P.(4)	9,172,441	10.8%
Oaktree Capital Group Holdings GP, LLC and certain affiliated funds(5)	5,049,924	6.9%
Swank Capital, L.L.C.(6)	4,698,947	5.4%

(1)	Excludes the 1.6% general partner interest held by our general partner, a wholly owned subsidiary of Capital Maritime.
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

(4)	This information is based on the Schedule 13G/A filed on February 10, 2014, by Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne.
(5)

This information is based on the Schedule 13G/A filed on February 7, 2014, by Oaktree Value Opportunities Fund, L.P., Oaktree Value Opportunities Fund Holdings, L.P., Oaktree Value Opportunities Fund GP, L.P., Oaktree Value Opportunities Fund GP Ltd., Oaktree FF Investment Fund, L.P., Oaktree FF Investment Fund GP, L.P., Oaktree FF Investment Fund GP Ltd., Oaktree Fund GP I, L.P., which, in its capacity as the sole shareholder of each of Oaktree Value Opportunities Fund GP Ltd. and Oaktree FF Investment Fund GP Ltd., itself reported beneficially owning 4,359,015 common units, representing 5.9% of our total common units, Oaktree Capital I, L.P., which, in its capacity as the general partner of Oaktree Fund GP I, L.P., itself reported beneficially owning 4,359,015 common units, representing 5.9% of our total common units, OCM Holdings I, LLC, which, in its capacity as the general partner of Oaktree Capital I, L.P., itself reported beneficially owning 4,359,015 common units, representing 5.9% of our total common units, Oaktree Holdings, LLC, which, in its capacity as the managing member of OCM Holdings I, LLC, itself reported beneficially owning 4,359,015 common units, representing 5.9% of our total common units, Oaktree-TCDRS Strategic Credit, LLC, Oaktree Capital Management, L.P., which, in its capacity as the duly appointed manager of Oaktree-TCDRS Strategic Credit, LLC and as the sole director of each of Oaktree Value Opportunities Fund GP Ltd. and Oaktree FF Investment Fund GP Ltd., itself reported beneficially owning 5,049,924 common units, representing 6.9% of our total common units, Oaktree Holdings, Inc., which, in its capacity as the general partner of Oaktree Capital Management, L.P., itself reported beneficially owning 5,049,924 common units, representing 6.9% of our total common units, Oaktree Capital Group, LLC, which, in its capacity as the managing member of Oaktree Holdings, LLC and as the sole shareholder of Oaktree Holdings, Inc., itself reported beneficially owning 5,049,924 common units, representing 6.9% of our total common units, and Oaktree Capital Group Holdings GP, LLC.

(6)	This information is based on the Schedule 13G filed on February 14, 2014, by Swank Capital, L.L.C., Cushing MLP Asset Management, LP and Jerry V. Swank.

Our majority unitholders have the same voting rights as our other unitholders except that if at any time, any person or group, other than our general partner, its affiliates, including Capital Maritime, their transferees, and persons who acquired such units with the prior approval of our board of directors, owns beneficially 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Partnership.

B. Related-Party Transactions

Capital Maritime’s ability, as sole member of our general partner, to control the appointment of three of the eight members of our board of directors and to approve certain significant actions we may take as well as its ownership of 20.0% of our common units which it can vote in their totality on all matters that arise under the partnership agreement, means that Capital Maritime, together with its affiliates, will have the ability to exercise significant influence regarding our management and may be able to propose amendments to the partnership agreement that are in its best interest.

Transactions entered into during the year ended December 31, 2013

1.

Amended and Restated Management Agreements. On May 9, 2013, and November 30, 2013, we amended and restated the fixed fee management agreement with Capital Ship Management in its entirety to reflect, among other things, the vessels covered by such agreement. Please read “Item 4B: Business Overview—Our Management Agreements” above for a detailed description of the terms of this management agreement.

2.

Equity Offering. On August 5, 2013, we announced the issuance of 11,900,000 common units at a public offering price of $9.25 per common unit under our 2011 Form F-3. An additional 1,785,000 common units were subsequently sold on the same terms following the full exercise of the over-allotment option granted to the underwriters for the offering. Capital GP L.L.C., our general partner, participated in both the offering and the exercise of the over-allotment option and purchased 279,286 units at the public offering price, subsequently converting 349,700 common units into general partner units to maintain its 2% interest in us. Net proceeds, before expenses, relating to the offering were approximately $120.7 million.

3.

Acquisition of the M/V CCNI Angol (ex Hyundai Prestige), the M/V Hyundai Privilege and the M/V Hyundai Platinum from Capital Maritime. The net proceeds from our common units offering in August 2013 were used toward acquiring three 5,023 TEU container vessels, the M/V CCNI Angol (ex Hyundai Prestige), the M/V Hyundai Privilege and the M/V Hyundai Platinum, from our sponsor Capital Maritime for an aggregate purchase price of $195.0 million. Each of these vessels was built in 2013 at Hyundai Heavy Industries. Co. Ltd. and each such vessel is employed under a 12 year time charter employment (+/- 60 days) to HMM at a gross rate of $29,350 per day. The charters commenced shortly after the delivery of the vessels to Capital Maritime during the first half of 2013. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors.

4.

Share Purchase Agreements for the acquisition of the vessel owning companies of each of the M/V Hyundai Premium and M/V Hyundai Paramount. On March 20, and March 27, 2013, we entered into two share purchase agreements with Capital Maritime pursuant to which we acquired all of Capital Maritime’s interests in the vessel owning companies that own each of the M/V Hyundai Premium and M/V Hyundai Paramount, respectively. The acquisition was funded by the net proceeds received from our issuance of Class B Units together with approximately $54 million from our existing credit facilities and part of our cash balances. Both the M/V Hyundai Premium and M/V Hyundai Paramount are 2013 built at Hyundai Heavy Industries Co. Ltd. The vessels were originally ordered by Capital Maritime and have secured a 12 year time charter employment (+/- 60 days) to HMM at a gross rate of $29,350 per day. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors. Please see “Item 5B: Liquidity and Capital Resources—Net Cash (Used in) / Provided by Investing Activities” and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding this acquisition, including a detailed explanation of how it was accounted for.

5.

Subscription Agreement for Class B Units. On March 15, 2013, we entered into a subscription agreement for the sale and issuance of 9.1 million of our Class B Units with certain investors, including Capital Maritime. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors of our board of directors. Pursuant to the terms of the subscription agreement, Capital Maritime was issued 615,151 Class B Units, which are convertible at any time into our common units on a one-for-one basis. Please see “Item 4A: History and Development of the Partnership—2013 Developments” above for a detailed description of the issuance and sale of these Class B Units.

6.

Charter Party Agreements with Capital Maritime. During 2013 each of the M/T Avax, M/T Axios, M/T Alkiviadis, M/T Akeraios, M/T Apostolos, M/T Agisilaos, M/T Anemos I, M/T Aristotelis, M/T Arionas, M/T Amoureux, M/T Aias and M/T Amore Mio entered into new or extended existing charter party agreements with Capital Maritime. Each of these charters were subject to 50/50 profit sharing arrangements for breaching IWL. In the case of the M/T Amoureux and M/T Aias, profit share arrangements are applicable on actual earnings settled every six months. These new charters/extensions were unanimously approved by the conflicts committee of independent directors of our board of directors. Please see “Item 4B: Business Overview —Our Fleet” and “—Our Charters” above for a detailed description of these charters, including earliest possible redelivery dates of the vessels and relevant charter rates.

7.

Investor Relations Services Agreement. On January 1, 2013, we renewed our Investor Relations Agreement with Capital Ship Management to clarify the provisions under which certain investor relations and corporate support services to assist us in our communications with holders of units representing limited partnership interests in us shall be provided to us further to the provisions of the Administrative Services Agreement entered into with Capital Ship Management and subject to its terms. Under the terms of the agreement we pay Capital Ship Management a fixed monthly fee of $15,000 plus reimbursement of reasonable expenses. The agreement will be renewed annually on its terms unless we elect not to renew amendments to management agreements.

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

Capital Maritime. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors of our board of directors. Pursuant to the terms of the subscription agreements, Capital Maritime was issued 3,433,333 Class B Units, which are convertible at any time into our common units on a one-for-one basis. Please see “Item 4A: History and Development of the Partnership” above for a detailed description of the issuance and sale of our Class B Units in 2012.

4.

Charter Party Agreements with Capital Maritime. During 2012 each of the M/T Arionas, M/T Avax, M/T Axios, M/T Akeraios, M/T Agisilaos, M/T Apostolos, M/T Alkiviadis, M/T Miltiadis MII, M/T Aias and M/T Amoureux entered into new or extended existing charter party agreements with Capital Maritime. With the exception of the charter for the M/T Miltiadis MII, each of these charters were subject to 50/50 profit sharing arrangements for breaching IWL and were unanimously approved by the conflicts committee of independent directors of our board of directors. Please see “Item 4B: Business Overview—Our Fleet” and “—Our Charters” above for a detailed description of these charters, including earliest possible redelivery dates of the vessels and relevant charter rates.

5.

Amended and Restated Management Agreement. On January 1, 2012, we amended and restated the fixed fee management agreement with Capital Ship Management in its entirety to reflect, amongst others, the vessels covered by such agreement. Please read “Item 4B: Business Overview—Our Management Agreements” above for a detailed description of the terms of this management agreement.

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

5.

Amendment to Omnibus Agreement with Capital Maritime. On September 30, 2011, we amended and restated the Omnibus Agreement with Capital Maritime, Capital GP L.L.C and Capital Product Operating L.L.C in connection with the Agreement and Plan of Merger dated as of May 5, 2011 which governs the manner in which certain future tanker business opportunities will be offered by Capital Maritime to us. Under the terms of the amended and restated omnibus agreement Capital Maritime and its controlled affiliates (other than us, our general partner and our subsidiaries) have agreed not to acquire, own or operate product or crude oil tankers with carrying capacity over 30,000 dwt under time or bareboat charters with a remaining duration, excluding any extension options, of at least 12 months at the earliest of the following dates: (a) the date the tanker to which such time or bareboat charter is attached is first acquired by Capital Maritime and its controlled affiliates and (b) the date on which a tanker owned by Capital Maritime or its controlled affiliates is put under such time or bareboat charter without the consent of our general partner or first offering such tanker vessel to us. Similarly, we may not acquire, own or operate product or crude oil tankers with carrying capacity under 30,000 dwt, other than vessels we had owned prior to the date of such amendment without first offering such tanker vessel to Capital Maritime. In addition, each of Capital Maritime and we have granted the other party a right of first offer on the transfer or rechartering of any vessels with carrying capacity over 30,000 dwt.

6.

M/T Agisilaos – Extension of Charter Party Agreement with Capital Maritime. On July 25, 2011, we extended the charter of the M/T Agisilaos with Capital Maritime. The 12 month extension is fixed at a gross daily charter rate of $13,500 ($13,331 net) and the charter is subject to a profit sharing arrangement which allows each party to share, at a 50/50 percentage, additional revenues earned for breaching the Institute Warranty Limits. The earliest expected redelivery is June 2012.

7.

M/T Arionas – Extension of Charter Party Agreement with Capital Maritime. On July 25, 2011, we extended the charter of the MT Arionas with Capital Maritime. The 12 month extension is fixed at a gross daily charter rate of $13,800 ($13,628 net) and the charter is subject to a profit sharing arrangement which allows each party to share, at a 50/50 percentage, additional revenues earned for breaching the Institute Warranty Limits. The earliest expected redelivery is September 2012.

8.

Share Purchase Agreement for the acquisition of the vessel owning company of the M/V Cape Agamemnon. On June 9, 2011, we entered into a share purchase agreement with Capital Maritime pursuant to which we acquired all of Capital Maritime’s interests in the vessel owning company that owns the M/V Cape Agamemnon. The acquisition was funded through $1.5 million from available cash and the incurrence of $25.0 million of debt under our 2011 credit facility and the remainder through the issuance of 6,958,000 common units to Capital Maritime. The M/V Cape Agamemnon, a 179,221 dwt, 2010 built dry cargo vessel built at Sungdong Shipbuilding & Marine Engineering Co., Ltd., South Korea is chartered to Cosco under a charter with an earliest scheduled expiration date of June 2020, as amended. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors. Please see “Item 5B: Liquidity and Capital Resources—Net Cash (Used in) / Provided by Investing Activities” and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding this acquisition, including a detailed explanation of how it was accounted for.

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

10.

Agreement and Plan of Merger Agreement with Crude Carriers. On May 5, 2011, we entered into a definitive agreement to merge with Crude Carriers Corp. in a unit-for-share transaction whereby Crude would become a wholly owned subsidiary of ours. The exchange ratio was 1.56 CPLP units for each Crude Carriers share. Both we and Crude established Special Committees, consisting entirely of independent directors, to negotiate the terms of the merger agreement, and each of the Special Committees approved the transaction and recommended it to their respective boards of directors, which unanimously approved the transaction. In September 2011, we completed the merger with Crude, which was approved by 60.3%, of Crude’s unaffiliated shareholders voting as a separate class, representing approximately 97.9% of the total votes cast, at a special shareholders’ meeting. In connection with the merger, we issued an additional 24,967,240 common units to holders of Crude Carriers’ shares, which includes 3,284,210 common units resulting from the conversion of Crude Carriers’ Class B Shares owned by Crude Carriers Investments and 623,064 common units resulting from the conversion of common shares issued under the Crude Plan. We also approved the election of Dimitris Christacopoulos to our board of directors as a Class II Director. The conflicts committee retained independent legal and financial advisors to assist in evaluating the proposed transaction and the purchase price.

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

In addition, the manager has the right to terminate the management agreement and, under certain circumstances, could receive substantial sums in connection with such termination; however, even if our board of directors or our unitholders are dissatisfied with the manager, there are limited circumstances under which we can terminate such management agreement. If the manager elects to terminate the management agreement, in accordance with the terms of the agreement a termination payment, which could be substantial, will be payable to the manager. This termination payment was initially set at $9.0 million and increases on each one-year anniversary during which the management agreement remains in effect (on a compounding basis) in accordance with the total percentage increase, if any, in the Consumer Price Index over the immediately preceding 12 months.

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

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. The partnership agreement can be amended with the approval of a majority of the outstanding common units, of which the Marinakis family, including Evangelos M. Marinakis, may be deemed to beneficially own 27.3% through its beneficial ownership of Capital Maritime and Crude Carriers Investments.

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

•

Our common units are subject to the prior distribution rights of any holders of its preferred units then outstanding. As of the date of this Annual Report, there were 18,922,221 Class B Units issued and outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Class B Units. Furthermore, pursuant to the terms of the Third Amendment to the Partnership Agreement, an upward adjustment to the distribution rate for the Class B Units occurs in the event the distribution rate on our common units is increased.

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

•

Our distribution policy will be affected by restrictions on distributions under our revolving credit facilities which contain material financial tests and covenants that must be satisfied. Should we be unable to satisfy these terms, covenants and restrictions included in our credit facilities or if we are otherwise in default under the credit agreements, our ability to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy, would be materially adversely affected.

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

Quarterly Common Distributions

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

We have generally declared distributions in January, April, July and October of each year and paid those distributions in the subsequent month. In January 2010, we introduced an annual distribution guidance of $0.90 per unit per annum, which was revised in July 2010 upwards to $0.93 per unit per annum, or $0.2325 per quarter. We made distributions on our common units in accordance with our guidance in November 2010, February 2011, May 2011, August 2011, November 2011, February 2012, May 2012, August 2012, November 2012, February 2013, May 2013, August 2013, November 2013 and February 2014.

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

B. Significant Changes

No significant changes have occurred since the date of our Financial Statements included herein except for those set out below:

On January 22, 2014, we declared a cash distribution of $0.2325 per common unit for the fourth quarter of 2013 which was paid on February 14, 2014 to unitholders of record on February 7, 2014.

On January 22, 2014, we declared a cash distribution of $0.21375 per Class B Unit for the fourth quarter of 2013, in line with our partnership agreement. The fourth quarter Class B Unit cash distribution was paid on February 10, 2014, to Class B unitholders of record on February 3, 2014.

Item 9.	The Offer and Listing.

C. Markets

Our common units started trading on the Nasdaq Global Market under the symbol “CPLP” on March 30, 2007. The following table sets forth the high and low closing sales prices in U.S. Dollars for our common units for each of the periods indicated.

	High	Low
Year Ended: December 31,
2013	10.57	6.81
2012	8.74	6.21
2011	11.32	4.89
2010	10.01	6.88
2009	11.21	5.23
Quarter Ended:
December 31, 2013	10.57	8.24
September 30, 2013	9.97	8.61
June 30, 2013	9.48	8.13
March 31, 2013	8.28	6.81
December 31, 2012	8.21	6.21
September 30, 2012	8.21	7.55
June 30, 2012	8.74	6.45
March 31, 2012	8.12	6.42
December 31, 2011	7.13	5.71
September 30, 2011	9.30	4.89
June 30, 2011	11.32	7.88
March 31, 2011	10.61	9.35

	High	Low
Month Ended:
January 31, 2014	10.54	10.00
December 31, 2013	10.57	8.82
November 30, 2013	9.21	8.40
October 31, 2013	9.36	8.24
September 30, 2013	9.09	8.72
August 31, 2013	9.69	8.61

Item 10.	Additional Information.

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information required to be disclosed under this Item 10B is incorporated by reference to the following sections of the prospectus included in our Registration Statement on Form F-1 filed with the SEC on March 19, 2007: “The Partnership Agreement”, “Description of the Common Units — The Units”, “Conflicts of Interest and Fiduciary Duties” and “Our Cash Distribution Policy and Restrictions on Distributions” and our Current Reports on Form 6-K and relevant Exhibits furnished to the SEC on May 23, 2012, June 6, 2012 and March 21, 2013.

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

•

Settlement Notice and Refund Modification dated December 18, 2013, with Deutsche Bank to provide, among other things, that if the six claims we filed against OSG and certain of its subsidiaries are allowed in an aggregate amount less than $43.25 million, the maximum aggregate amount that we are obligated to refund to Deutsche Bank is $643,750.

•	Memorandum of Agreement dated October 17, 2013, with Orix Shipping Company Limited to sell the M/T Agamemnon II.

•

Memorandum of Agreement dated October 16, 2013, with Goldilocks Maritime S.A. to acquire the M/T Aristarchos (renamed to “M/T Aristotelis”). The acquisition was funded with proceeds from the sale of the M/T Agamemnon II and approximately $6.2 million from our cash balances. The M/T Aristotelis is employed on a period time charter for $17,000 gross per day for 18-24 months with Capital Maritime.

•

Loan Agreement with ING Bank N.V., HSH Nordbank AG, National Bank of Greece S.A. and Skandinaviska Enskilda Banken AB (publ). On September 6, 2013, we entered into a new senior secured credit facility of up to $200.0 million led by ING Bank N.V., which was amended and restated

on December 27, 2013, to increase its size to up to $225.0 million. None of the other material terms of the credit facility were amended. The facility is non-amortizing until March 2016, with a final maturity date in December 2020, and is priced at LIBOR plus 3.50%, with a commitment fee of 1.00%.

•

Share Purchase Agreement dated August 9, 2013, with Capital Maritime to acquire all of its interest in the vessel owning company of the M/V CCNI Angol (ex Hyundai Prestige). The acquisition was funded partly through the issuance and sale of 13,685,000 common units. The M/V CCNI Angol (ex Hyundai Prestige) is employed under a 12 year time charter employment (+/- 60 days) to HMM at a gross rate of $29,350 per day, which commenced shortly after the delivery during the first half of 2013.

•

Share Purchase Agreement dated August 9, 2013, with Capital Maritime to acquire all of its interest in the vessel owning company of the M/V Hyundai Privilege. The acquisition was funded partly through the issuance and sale of 13,685,000 common units. The M/V Hyundai Privilege is employed under a 12 year time charter employment (+/- 60 days) to HMM at a gross rate of $29,350 per day, which commenced shortly after the delivery during the first half of 2013.

•

Share Purchase Agreement dated August 9, 2013, with Capital Maritime to acquire all of its interest in the vessel owning company of the M/V Hyundai Platinum. The acquisition was funded partly through the issuance and sale of 13,685,000 common units. The M/V Hyundai Platinum is employed under a 12 year time charter employment (+/- 60 days) to HMM at a gross rate of $29,350 per day, which commenced shortly after the delivery during the first half of 2013.

•

Assignment of Claim Agreement dated June 24, 2013, with Deutsche Bank to transfer to Deutsche Bank all of our rights, title, interest, claims and causes of action in and to, or arising under or in connection with, our claims against Sifnos Tanker Corporation and OSG.

•

Assignment of Claim Agreement dated June 24, 2013, with Deutsche Bank to transfer to Deutsche Bank all of our rights, title, interest, claims and causes of action in and to, or arising under or in connection with, our claims against Kimolos Tanker Corporation and OSG.

•

Assignment of Claim Agreement dated June 24, 2013, with Deutsche Bank to transfer to Deutsche Bank all of our rights, title, interest, claims and causes of action in and to, or arising under or in connection with, our claims against Serifos Tanker Corporation and OSG.

•

Share Purchase Agreement dated March 20, 2013, with Capital Maritime to acquire all of its interest in the vessel owning company of the M/V Hyundai Premium. The acquisition was funded partly through the issuance and sale of the Class B units together with approximately $27.0 million from our existing credit facilities and part of our cash balances. The M/V Hyundai Premium is chartered to HMM under a 12 year time charter employment (+/- 60 days) at a gross rate of $29,350 per day.

•

Share Purchase Agreement dated March 27, 2013, with Capital Maritime to acquire all of its interest in the vessel owning company of the M/V Hyundai Paramount. The acquisition was funded partly through the issuance and sale of the Class B units together with approximately $27.0 million from our existing credit facilities and part of our cash balances. The M/V Hyundai Paramount is chartered to HMM under a 12 year time charter employment (+/- 60 days) at a gross rate of $29,350 per day.

•

Amendment to Partnership Agreement dated March 19, 2013, in connection with the issuance and sale of our Class B Units, which amended the rights, preferences, privileges, duties and obligations of the Class B Units.

•	Registration Rights Agreement dated March 19, 2013, between us and the purchasers named therein in connection with the issuance and sale of the Class B Units.

•	Subscription Agreement dated March 15, 2013, between us and the purchasers named therein in connection with the issuance and sale of the Class B Units.

•	Amendment to the 2008 credit facility replacing the M/T Alexander the Great and the M/T Achilleas as collateral under the facility with the M/V Agamemnon and the M/V Archimidis.

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

•

Amendment to Partnership Agreement dated May 22, 2012, in connection with the issuance and sale of our Class B Units, which established and sets forth the rights, preferences, privileges, duties and obligations of the Class B Units.

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

•

Loan Agreement with Credit Agricole Emporiki Bank. On June 9, 2011, we entered into a new $25.0 million credit facility provided by Credit Agricole Emporiki Bank in connection with the acquisition of the vessel owning company of the M/V Cape Agamemnon from Capital Maritime. The full amount available under the facility was drawn down to finance part of the acquisition cost of the vessel. The new facility is non-amortizing until March 2013 and is priced at LIBOR plus 3.25%.

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

•

Agreement and Plan of Merger dated May 5, 2011, with Crude Carriers Corp, amongst others, to merge with Crude Carriers in a unit-for-share transaction whereby Crude Carriers would become a wholly owned subsidiary of ours. The exchange ratio was 1.56 CPLP units for each Crude Carriers share, which equated to a value of $17.58 per Crude share based on CPLP’s closing unit price of $11.27 on May 4, 2011. The transaction was approved by a special meeting of shareholders of Crude Carriers and consummated in September 2011.

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

Election to be Taxed as a Corporation

We have elected to be taxed as a corporation for U.S. federal income tax purposes. As such, among other consequences, U.S. Holders (as defined below) will, subject to the discussion of certain rules relating to PFICs below (please see “Item 10E: Taxation—Material United States Federal Income Tax Considerations—PFIC Status and Significant Tax Consequences”), generally not directly be subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of common units, as described below. As a corporation, we may be subject to U.S. federal income tax on our income as discussed below. Additionally, distributions from us to common unitholders will generally be reported on Internal Revenue Service Form 1099-DIV.

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

We believe we meet the trading volume requirements of the Section 883 Exemption because the pertinent regulations provide that trading volume requirements will be deemed to be met with respect to a class of equity traded on an established securities market in the United States where, as will be the case for our common units, the units are regularly quoted by dealers who regularly and actively make offers, purchases and sales of such units to unrelated persons in the ordinary course of business. Additionally, the pertinent regulations also provide that a class of equity will be considered to be “regularly traded” on an established securities market if (i) such class of stock is listed on such market; (ii) such class of stock is traded on such market, other than in minimal quantities, on at least 60 days during the taxable year or one sixth of the days in a short taxable year and (iii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year, or as appropriately adjusted in the case of a short taxable year. We believe that trading of our common units has satisfied these conditions in the past, and we expect that such conditions will continue to be satisfied. Finally, we believe that our common units represent more than 50% of our voting power and value and accordingly we believe that our units should be considered to be “regularly traded” on an established securities market.

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

Dividends paid on our common units to a U.S. Holder who is an individual, trust or estate (or a U.S. Individual Holder) will be treated as qualified dividend income that is taxable to such U.S. Individual Holder at preferential rates applicable to long-term capital gain provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the Nasdaq Global Market on which our common units are traded); (ii) we are not a PFIC (which we do not believe we are, have been or will be, as discussed below); (iii) the U.S. Individual Holder has owned the common units for more than 60 days in the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such units) and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a unit if the amount of the dividend is equal to or in excess of 10 percent of a unitholder’s adjusted basis (or fair market value in certain circumstances) in such unit. If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income”, then any loss derived by a U.S. Individual Holder from the sale or exchange of such units will be treated as long-term capital loss to the extent of the amount of such dividend.

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

PFIC Status and Significant Tax Consequences

Special and adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. entity taxed as a corporation and classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common units, either:

•

at least 75% of our gross income (including the gross income of our vessel owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

We have filed with the SEC a registration statement on Form F-1, a registration statement on Form F-4 and three registration statements on Form F-3 regarding our common units. This Annual Report does not contain all of the information found in these registration statements. For further information regarding us and our common units, you may wish to review the full registration statements, including their exhibits. The registration statements, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F

Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference room. Our registration statement can also be inspected and copied at the offices of the Nasdaq Global Market, One Liberty Plaza, New York, New York 10006.

I. Subsidiary Information

Please see Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2013.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

Our Risk Management Policy

Our policy is to continuously monitor our exposure to business risks, including the impact of changes in interest rates and currency rates as well as inflation on earnings and cash flows. We intend to assess these risks and, when appropriate, take measures to minimize our exposure to the risks.

Foreign Exchange Risk

We do not have a material currency exposure risk. We generate all of our revenues in U.S. Dollars and incur less than 12% of our expenses in currencies other than U.S. Dollars. For accounting purposes, expenses incurred in currencies other than the U.S. Dollar are translated into U.S. Dollars at the exchange rate prevailing on the date of each transaction. As of December 31, 2013, less than 5% of liabilities were denominated in currencies other than U.S. Dollars (mainly in Euros). These liabilities were translated into U.S. Dollars at the exchange rate prevailing on December 31, 2013. We have not hedged currency exchange risks and our operating results could be adversely affected as a result.

Interest Rate Risk

The international tanker industry is capital intensive, requiring significant amounts of investment, a significant portion of which is provided in the form of long-term debt. Our current debt contains interest rates that fluctuate with LIBOR. Our 2007 credit facility and 2008 credit facility each bear an interest margin of 2% and 3% per annum over US$ LIBOR, respectively. Our 2011 credit facility bears an interest margin of 3.25% per annum over US$ LIBOR. Our 2013 credit facility bears an interest margin of 3.50% per annum over US$ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise.

Currently we have no interest rate swap agreements outstanding. During 2013 three interest rate swap agreements expired. As a result of a possible market disruption in determining the cost of funds for our banks, any increases by the banks to their “funding costs” under our agreements will lead to proportional increases in the relevant interest amounts interest payable under our agreement on a quarterly basis. As an indication of the extent of our sensitivity to interest rate changes based upon our debt level, an increase of 100 basis points in LIBOR would have resulted in an increase in our interest expense by approximately $5.3 million for the year ended December 31, 2013, assuming all other variables had remained constant. Please refer to “Item 5B: Liquidity and Capital Resources—Borrowings—Our Credit Facilities” for more information on the specific rates we have entered into under each swap agreement.

Please read Note 2 (Significant Accounting Policies), Note 7 (Long-Term Debt) and Note 8 (Financial Instruments) to our Financial Statements included herein, which provide additional information with respect to our derivative financial instruments and existing debt agreements.

Concentration of Credit Risk

Financial instruments which potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents, interest rate swap agreements, and trade accounts receivable. We place our cash and cash equivalents, consisting mostly of deposits, and enter into interest rate swap agreements with creditworthy financial institutions as rated by qualified rating agencies. For the years ended December 31, 2013, 2012, and 2011, 49%, 68% and 56% of our revenues, respectively, were derived from two charterers. We do not obtain rights to collateral to reduce our credit risk. Please refer to “Item 5B: Liquidity and Capital Resources—Borrowings—Our Credit Facilities” for more information on our interest rate swap agreements.

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

Item 15. Controls and Procedures.

a. Disclosure Controls and Procedures

As of December 31, 2013, our management (with the participation of the chief executive officer and chief financial officer of our general partner) conducted an evaluation pursuant to Rule 13a-15(b) and 15d-15 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures. Our management, including the chief executive and chief financial officer of our general partner, recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the partnership have been detected. Further, in the design and evaluation of our disclosure controls and procedures our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

However, based on this evaluation, the chief executive officer and chief financial officer of our general partner concluded that as of December 31, 2013, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including the chief executive officer and chief financial officer of our general partner, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

Our internal controls over financial reporting includes those policies and procedures that 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our Financial Statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of management and the directors of our general partnership and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the our assets that could have a material effect on the financial statements.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the 1992 framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management believes that our internal control over financial reporting was effective as of December 31, 2013.

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

c. Attestation Report of the Registered Public Accounting Firm.

To the Board of Directors and Unitholders of Capital Product Partners L.P., Majuro, Republic of the Marshall Islands.

We have audited the internal control over financial reporting of Capital Product Partners L.P. (the “Partnership”) as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.

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

In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Partnership and our report dated February 18, 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Hadjipavlou, Sofianos, & Cambanis S.A.

Athens, Greece

February 18, 2014

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

Item 16B. Code of Ethics.

In May 2013, our board of directors adopted an amended Code of Business Conduct and Ethics that includes a Code of Ethics (the “Code”) that applies to the Partnership and all of its employees, directors and officers, including its chief executive officer, chief financial officer, chief accounting officer or controller, its agents and persons performing similar functions, including for the avoidance of doubt any employees, officers or directors of Capital Ship Management, wherever located, as well as to all of the Partnership’s subsidiaries and other business entities controlled by it worldwide. This amendment incorporates updated terms and conditions consistent with the FCPA and U.K. Bribery Act, and includes a new Gifts and Entertainment policy.

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

Item 16C. Principal Accountant Fees and Services.

Our principal accountant for 2013 and 2012 was Deloitte. The following table shows the fees we paid or accrued for audit services provided by Deloitte for these periods (in thousands of U.S. Dollars).

Fees	2013	2012
Audit Fees(1)	$477.3	$478.6
Audit-Related Fees	–	–
Tax Fees(2)	25.0	30.1

Total	$502.3	$508.7

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

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2013 and 2012.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

In May 2012 we announced an agreement to issue $140.0 million of Class B Units and in March 2013 we announced an agreement to issue 9.1 million Class B Units to groups of investors including amongst others, Capital Maritime. As of March 26, 2013, there were 24,655,554 Class B Units issued and outstanding, of which 4,048,484 were owned by Capital Maritime. In July, August, October and December 2013, certain holders of our Class B Units, not including Capital Maritime, converted 5,733,333 Class B Units into common units in accordance with the terms of the partnership agreement. As a result, there were 18,922,221 Class B Units issued and outstanding, of which 4,048,484 remained owned by Capital Maritime as of the date of this Annual Report. On August 9, 2013, we issued 279,286 common units to Capital GP L.L.C., our general partner, at a price of $9.25 per common unit—the public offering price (not subject to any underwriting discount), such public offering closing that same day. On August 19, 2013, we issued 349,700 general partner units to Capital GP L.L.C, our general partner, in exchange for a capital contribution of 349,700 common units, in order for it to maintain its 2% interest in us. Following these transactions, Capital Maritime owned 17,692,891 common units and 4,048,484 Class B Units, representing a 21.5% limited partner interest in us. As of December 31, 2013, the Marinakis family, including Evangelos M. Marinakis, our chairman, may be deemed to beneficially own a 27.3% interest in us through its beneficial ownership, amongst others, of Capital Maritime and of Crude Carriers Investments.

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

PART III

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Description
1.1	Certificate of Limited Partnership of Capital Product Partners L.P. (1)
1.2	First Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. (2)
1.3	Amendment to Capital Product Partners Amended and Restated Agreement of Limited Partnership (7)
1.4	Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. dated February 22, 2010 (8)
1.5	Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. dated September 30, 2011 (9)
1.6	Second Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. dated September 30, 2011 (15)
1.7	Third Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. dated September 30, 2011 (17)
1.8	Certificate of Formation of Capital GP L.L.C. (1)
1.9	Limited Liability Company Agreement of Capital GP L.L.C. (1)
1.10	Certificate of Formation of Capital Product Operating GP L.L.C. (1)
4.1	Revolving $370.0 Million Credit Facility dated March 22, 2007 (1)
4.2	First Supplemental Agreement to Revolving $370.0 million Credit Facility dated September 19, 2007 (3)
4.3	Second Supplemental Agreement to Revolving $370.0 Million Credit Facility dated June 11, 2008 (4)
4.4	Third Supplemental Agreement to Revolving $370.0 Million Credit Facility dated April 7, 2009 (7)
4.5	Fourth Supplemental Agreement to Revolving $370.0 Million Credit Facility dated April 8, 2009 (7)
4.6	Fifth Supplemental Agreement to Revolving $370.0 Million Credit Facility dated October 2, 2009 (7)
4.7	Sixth Supplemental Agreement to Revolving $370.0 Million Credit Facility dated June 30, 2010 (10)
4.8	Seventh Supplemental Agreement to Revolving $370.0 Million Credit Facility dated November 30, 2010 (10)

Exhibit No.	Description
4.9	Eighth Supplemental Agreement to Revolving $370.0 Million Credit Facility dated December 23, 2011 (14)
4.10	Ninth Supplemental Agreement to Revolving $370.0 Million Credit Facility dated May 21, 2012 (15)
4.11	Revolving $350.0 Million Credit Facility dated March 19, 2008 (3)
4.12	First Supplemental Agreement to Revolving $350.0 million Credit Facility dated October 2, 2009 (7)
4.13	Second Supplemental Agreement to Revolving $350.0 million Credit Facility dated June 30, 2010 (10)
4.14	Third Supplemental Agreement to Revolving $350.0 million Credit Facility dated May 21, 2012 (15)
4.15	Fourth Supplemental Agreement to Revolving $350.0 million Credit Facility dated December 21, 2012 (18)
4.16	Loan Agreement with Emporiki Bank Of Greece S.A. dated June 9, 2011 (14)
4.17	Supplemental Letter to Loan Agreement with Emporiki Bank of Greece S.A. dated May 21, 2012 (15)
4.18	Amended and Restated Loan Agreement with ING Bank N.V., HSH Nordbank AG, National Bank of Greece S.A. and Skandinaviska Enskilda Banken AB (publ) dated December 27, 2013
4.19	Omnibus Agreement (1)
4.20	Amended and Restated Omnibus Agreement dated September 30, 2011(9)
4.21	Management Agreement with Capital Ship Management (1)
4.22	Amendment 1 to Management Agreement with Capital Ship Management dated September 24, 2007 (3)
4.23	Amendment 2 to Management Agreement with Capital Ship Management dated March 27, 2008 (3)
4.24	Amendment 3 to Management Agreement with Capital Ship Management dated April 30, 2008 (4)
4.25	Amendment 4 to Management Agreement with Capital Ship Management dated April 7, 2009 (7)
4.26	Amendment 5 to Management Agreement with Capital Ship Management dated April 13, 2009 (7)
4.27	Amendment 6 to Management Agreement with Capital Ship Management dated April 30, 2009 (7)
4.28	Amendment 7 to Management Agreement with Capital Ship Management dated March 1, 2010 (10)
4.29	Amendment 8 to Management Agreement with Capital Ship Management dated June 30, 2010 (10)
4.30	Amendment 9 to Management Agreement with Capital Ship Management dated August 13, 2010 (10)
4.31	Amended and Restated Management Agreement with Capital Ship Management dated January 1, 2012 (14)
4.32	Amended and Restated Management Agreement with Capital Ship Management dated May 9, 2013
4.33	Amended and Restated Management Agreement with Capital Ship Management dated November 30, 2013
4.34	Floating Rate Management Agreement with Capital Ship Management Corp. dated June 9, 2011(14)
4.35	Amendment 1 to Floating Rate Management Agreement with Capital Ship Management Corp. dated August 4, 2011 (14)
4.36	Amendment 2 to Floating Rate Management Agreement with Capital Ship Management Corp. dated December 5, 2011 (14)
4.37	Amendment 3 to Floating Rate Management Agreement with Capital Ship Management Corp. dated April 18, 2012 (18)
4.38	Amendment 4 to Floating Rate Management Agreement with Capital Ship Management Corp. dated June 13, 2012 (18)
4.39	Amendment 5 to Floating Rate Management Agreement with Capital Ship Management Corp. dated August 26, 2012 (18)
4.40	Amendment 6 to Floating Rate Management Agreement with Capital Ship Management Corp. dated September 15, 2012 (18)
4.41	Amendment 7 to Floating Rate Management Agreement with Capital Ship Management Corp. dated December 22, 2012 (18)
4.42	Amendment 8 to Floating Rate Management Agreement with Capital Ship Management Corp. dated December 24, 2012 (18)
4.43	Amendment 9 to Floating Rate Management Agreement with Capital Ship Management Corp. dated January 22, 2013
4.44	Amendment 10 to Floating Rate Management Agreement with Capital Ship Management Corp. dated March 20, 2013
4.45	Amendment 11 to Floating Rate Management Agreement with Capital Ship Management Corp. dated September 11, 2013

Exhibit No.	Description
4.46	Amendment 12 to Floating Rate Management Agreement with Capital Ship Management Corp. dated November 28, 2013
4.47	Administrative Services Agreement with Capital Ship Management (1)
4.48	Amendment 1 to Administrative Services Agreement with Capital Ship Management Corp. dated April 2, 2012 (18)
4.49	Contribution and Conveyance Agreement for Initial Fleet (1)
4.50	Share Purchase Agreement for 2007 and 2008 Vessels (1)
4.51	Share Purchase Agreement for M/T Attikos dated September 24, 2007 (3)
4.52	Share Purchase Agreement for M/T Amore Mio II dated March 27, 2008 (3)
4.53	Share Purchase Agreement for M/T Aristofanis dated April 30, 2008 (4)
4.54	Share Purchase Agreement for M/T Agamemnon II dated April 3, 2009 (7)
4.55	Share Purchase Agreement for M/T Ayrton II dated April 12, 2009 (7)
4.56	Share Purchase Agreement for M/T Atrotos (El Pipila) dated February 22, 2010 (10)
4.57	Share Purchase Agreement for M/T Alkiviadis dated June 30, 2010 (10)
4.58	Share Purchase Agreement for M/T Assos (Insurgentes) dated August 13, 2010 (10)
4.59	Share Purchase Agreement for M/V Cape Agamemnon dated June 9, 2011 (14)
4.60	Share Purchase Agreement for M/T Archimidis dated December 22, 2012 (18)
4.61	Share Purchase Agreement for M/T Agamemnon dated December 22, 2012 (18)
4.62	Share Purchase Agreement for M/V Hyundai Premium dated March 20, 2013 (17)
4.63	Share Purchase Agreement for M/V Hyundai Paramount dated March 27, 2013
4.64	Share Purchase Agreement for M/V CCNI Angol (ex Hyundai Prestige) dated August 9, 2013
4.65	Share Purchase Agreement for M/V Hyundai Platinum dated August 9, 2013
4.66	Share Purchase Agreement for M/V Hyundai Privilege dated August 9, 2013
4.67	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan dated April 29, 2008 (5)
4.68	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan amended July 22, 2010 (10)
4.69	Crude Carriers Corp. Equity Incentive Plan dated March 1, 2010 (11)
4.70	Form of Management Agreement between Crude Carriers Corp. and Capital Ship Management Corp. (11)
4.71	Amendment No. 1 to Crude Carriers Management Agreement dated August 5, 2010 (12)
4.72	Amendment No. 2 to Crude Carriers Management Agreement dated August 6, 2010 (12)
4.73	Form of Share Purchase Agreement between Crude Carriers Corp. and Capital Maritime & Trading Corp. for Cooper Consultants Co. (11)
4.74	Form of Share Purchase Agreement between Crude Carriers Corp. and Capital Maritime & Trading Corp. for Alexander the Great Carriers Corp. (11)
4.75	Form of Share Purchase Agreement between Crude Carriers Corp. and Capital Maritime & Trading Corp. for Achilleas Carriers Corp. (11)
4.76	Memorandum of Agreement for acquisition of M/T Amoureux dated April 19, 2010 (12)
4.77	Memorandum of Agreement for acquisition of M/T Aias dated April 19, 2010 (12)
4.78	Memorandum of Agreement for acquisition of M/T Aristotelis (ex M/T Aristarchos) dated October 16, 2013
4.79	Memorandum of Agreement for disposition of M/T Agamemnon II dated October 17, 2013
4.80	Form Restricted Unit Award of Capital Product Partners L.P. (10)
4.81	Agreement between Capital Product Partners and Capital GP L.L.C. dated January 30, 2009 (6)
4.82	Agreement and Plan of Merger by and among Capital Product Partners L.P., Capital GP L.L.C., Poseidon Project Corp. and Crude Carriers Corp., dated as of May 5, 2011. (13)
4.83	Subscription Agreement dated May 11, 2012 (15)
4.84	Registration Rights Agreement dated May 22, 2012 (15)
4.85	Subscription Agreement dated June 6, 2012 (16)
4.86	Registration Rights Agreement dated June 6, 2012 (16)
4.87	Subscription Agreement dated March 15, 2013 (17)
4.88	Registration Rights Agreement dated March 19, 2013 (17)
4.89	Assignment of Claim Agreement dated June 24, 2013

Exhibit No.	Description
4.90	Assignment of Claim Agreement dated June 24, 2013
4.91	Assignment of Claim Agreement dated June 24, 2013
4.92	Settlement Notice and Refund Modification dated December 18, 2013
8.1	List of Subsidiaries of Capital Product Partners L.P.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Financial Officer
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
(11)

Previously filed as an exhibit to Crude Carriers Corp.’s Registration Statement on Form F-1 (File No. 333-165138), filed with the SEC on March 1, 2010, and incorporated by reference to such Registration Statement.

(12)	Previously filed as an exhibit to Crude Carriers Corp.’s Annual Report on Form 20-F for the year ended December 31, 2010 and filed with the SEC on April 18, 2011.
(13)	Previously filed as a Current Report on Form 6-K with the SEC on May 9, 2011.
(14)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 and filed with the SEC on February 13, 2012.
(15)	Previously furnished as a Current Report on Form 6-K with the SEC on May 23, 2012.
(16)	Previously furnished as a Current Report on Form 6-K with the SEC on June 6, 2012.
(17)	Previously furnished as a Current Report on Form 6-K with the SEC on March 21, 2013.
(18)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 and filed with the SEC on February 5, 2013.

*	Furnished only and not filed

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

Dated: February 18, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of Capital Product Partners L.P., Majuro, Republic of the Marshall Islands.

We have audited the accompanying consolidated balance sheets of Capital Product Partners L.P. (the “Partnership”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income/ (loss), changes in partners’ capital, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Capital Product Partners L.P. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2014 expressed an unqualified opinion on the Partnership’s internal control over financial reporting.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece

February 18, 2014

Capital Product Partners L.P.

Consolidated Balance Sheets

(In thousands of United States Dollars, except number of units)

	December 31, 2013		December 31, 2012
Assets
Current assets
Cash and cash equivalents	$	63,972	$	43,551
Trade accounts receivable, net		4,365		2,346
Due from related parties (Note 4)		667		-
Above market acquired charters (Note 6)		612		-
Prepayments and other assets		1,376		1,259
Inventories		2,740		2,333

Total current assets		73,732		49,489

Fixed assets
Vessels, net (Note 5)		1,176,819		959,550

Total fixed assets		1,176,819		959,550

Other non-current assets
Trade accounts receivable, net		-		848
Above market acquired charters (Note 6)		130,770		47,720
Deferred charges, net		5,451		2,021
Restricted cash (Notes 2, 7)		15,000		10,500

Total non-current assets		1,328,040		1,020,639

Total assets	$	1,401,772	$	1,070,128

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt (Note 7)	$	5,400	$	-
Trade accounts payable		7,519		4,776
Due to related parties (Note 4)		13,686		17,447
Derivative instruments (Note 8)		-		467
Accrued liabilities (Note 9)		5,387		2,781
Deferred revenue (Note 4)		6,936		10,302

Total current liabilities		38,928		35,773

Long-term liabilities
Long-term debt (Note 7)		577,915		458,365
Deferred revenue		3,503		2,162

Total long-term liabilities		581,418		460,527

Total liabilities		620,346		496,300

Commitments and contingencies (Note 17)		-		-
Partners’ capital
General Partner		9,250		9,049
Limited Partners - Common (88,440,710 and 69,372,077 units issued and outstanding at December 31, 2013 and 2012, respectively)		559,155		425,497
Limited Partners - Preferred (18,922,221 and 15,555,554 Class B units issued and outstanding at December 31, 2013 and 2012, respectively)		213,021		139,744
Accumulated other comprehensive loss (Notes 2, 8)		-		(462)

Total partners’ capital		781,426		573,828

Total liabilities and partners’ capital	$	1,401,772	$	1,070,128

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Comprehensive Income / (Loss)

(In thousands of United States Dollars, except number of units and net income / (loss) per unit)

	For the years ended December 31,
		2013		2012		2011
Revenues	$	116,520	$	84,012	$	98,517
Revenues – related party (Note 4)		54,974		69,938		31,799
Total revenues		171,494		153,950		130,316
Expenses:
Voyage expenses (Note 10)		5,776		5,114		11,565
Voyage expenses – related party (Notes 4, 10)		314		554		165
Vessel operating expenses (Note 10)		38,284		22,126		4,949
Vessel operating expenses – related party (Notes, 4, 10)		17,039		23,634		30,516
General and administrative expenses (Note 4)		9,477		9,159		10,609
Loss / (gain) on sale of vessels to third parties (Note 5)		7,073		(1,296)		—
Depreciation & amortization (Note 5)		52,208		48,235		37,214
Vessels’ impairment charge (Note 5)		—		43,178		—
Operating income		41,323		3,246		35,298
Non operating income:
Gain on sale of claim (Note 16)		31,356		—		—
Gain from bargain purchase (Note 3)		42,256		—		82,453
Total non operating income		73,612		—		82,453
Other income (expense):
Interest expense and finance cost		(15,991)		(26,658)		(33,820)
Gain on interest rate swap agreement (Note 8)		4		1,448		2,310
Interest and other income		533		775		879
Total other expense, net		(15,454)		(24,435)		(30,631)
Partnership’s Net income/ (loss)	$	99,481	$	(21,189)	$	87,120
Preferred unit holders’ interest in Partnership’s net income		18,805		10,809		—
General Partner’s interest in Partnership’s net income / (loss)	$	1,598	$	(640)	$	1,742
Common unit holders’ interest in Partnership’s net income/ (loss)	$	79,078	$	(31,358)	$	85,378
Net income / (loss) per (Note 15):
Common unit basic	$	1.04	$	(0.46)	$	1.78
Weighted-average units outstanding:
Common unit basic		75,645,207		68,256,072		47,138,336
Net income per (Note 15):
Common unit diluted	$	1.01	$	(0.46)	$	1.78
Weighted-average units outstanding:
Common units diluted		97,369,136		68,256,072		47,138,336

Comprehensive income / (loss):
Partnership’s net income / (loss)		99,481		(21,189)		87,120
Other Comprehensive income:
Unrealized gain on derivative instruments (Note 8)		462		10,762		17,518
Comprehensive income/ (loss)	$	99,943	$	(10,427)	$	104,638

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Changes in Partners’ Capital

(In thousands of United States Dollars)

	General Partner	Limited Partners Common	Total	Accumulated Other Comprehensive Loss	Totals
Balance at January 1, 2011	$5,584	$262,918	$268,502	$(28,742)	$239,760
Dividends declared and paid to unitholders (Note 13)	(902)	(44,214)	(45,116)	-	(45,116)
Issuance of Partnership’s units for business acquisition – of Crude (Note 3)	3,111	152,448	155,559	-	155,559
Issuance of Partnership units for business acquisition – of Patroklos Marine Corp. (Note 3)	1,470	57,055	58,525	-	58,525
Partnership’s net income	1,742	85,378	87,120	-	87,120
Fair value of Crude’s equity incentive plan attributable to precombination services (Note 3)	-	1,505	1,505	-	1,505
Equity compensation expense (Note 14)	-	2,455	2,455	-	2,455
Other comprehensive income (Note 8)	-	-	-	17,518	17,518
Balance at December 31, 2011	$11,005	$517,545	528,550	$(11,224)	$517,326

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Changes in Partners’ Capital - Continued

(In thousands of United States Dollars)

	General Partner	Limited Partners Common	Limited Partners Preferred	Total	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2011	$11,005	$517,545	$—	$528,550	$(11,224)	$517,326
Distributions declared and paid (distributions per common and preferred unit) (Note 13)	(1,316)	(64,516)	(7,484)	(73,316)	—	(73,316)
Partnership’s net loss	(640)	(31,358)	10,809	(21,189)	—	(21,189)
Issuance of preferred units (Note 13)	—	—	136,419	136,419	—	136,419
Equity compensation expense (Note 14)	—	3,826	—	3,826	—	3,826
Other comprehensive income (Note 8)	—	—	—	—	10,762	10,762
Balance at December 31, 2012	$9,049	$425,497	$139,744	$574,290	$(462)	$573,828

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Changes in Partners’ Capital - Continued

(In thousands of United States Dollars)

	General Partner	Limited Partners Common	Limited Partners Preferred	Total	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2012	$9,049	$425,497	$139,744	$574,290	$(462)	$573,828
Distributions declared and paid (distributions per common and preferred unit) (Note 13)	(1,397)	(68,759)	(18,085)	(88,241)	—	(88,241)
Partnership’s net income	1,598	79,078	18,805	99,481	—	99,481
Issuance of Partnership’s units (Note 13)	—	119,811	72,557	192,368	—	192,368
Equity compensation expense (Note 14)	—	3,528	—	3,528	—	3,528
Other comprehensive income (Note 8)	—		—	—	462	462
Balance at December 31, 2013	9,250	559,155	213,021	781,426	—	781,426

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Cash flows

(In thousands of United States Dollars)

	For the years ended December 31
	2013	2012	2011

Cash flows from operating activities:
Net income / (loss)	$99,481	$(21,189)	$87,120
Adjustments to reconcile net income / (loss) to net cash provided by operating activities :
Vessel depreciation and amortization (Note 5)	52,208	48,235	37,214
Vessels’ impairment (Notes 3, 5)	—	43,178	—
Gain from bargain purchase (Note 3)	(42,256)	—	(82,453)
Amortization of deferred charges	405	480	809
Amortization of above market acquired charters (Note 6)	13,594	7,904	5,489
Equity compensation expense (Note 14)	3,528	3,826	2,455
Gain on interest rate swap agreements (Note 8)	(4)	(1,448)	(2,310)
Loss / (gain) on sale of vessels to third parties (Note 5)	7,073	(1,296)	—
Accrual on gain on sale of claim (Note 16)	644	—	—
Changes in operating assets and liabilities:
Trade accounts receivable	(1,171)	221	7,211
Due from related parties	(667)	—	2
Prepayments and other assets	(117)	237	(589)
Inventories	(407)	1,677	5,576
Trade accounts payable	2,066	(5,594)	(4,600)
Due to related parties	(3,761)	7,009	(4,507)
Accrued liabilities	1,573	480	(247)
Deferred revenue	(1,852)	1,078	5,369
Drydocking costs	(761)	—	—

Net cash provided by operating activities	129,576	84,798	56,539

Cash flows from investing activities:
Vessel acquisitions and improvements (Notes 3, 5)	(363,038)	(1,614)	(27,003)
Increase in restricted cash	(4,500)	(3,750)	(1,500)
Proceeds from sale of vessels (Notes 3, 5)	32,192	21,299	—
Cash and cash equivalents acquired in business acquisition	—	—	11,847

Net cash (used in) / provided by investing activities	(335,346)	15,935	(16,656)

Cash flows from financing activities:
Proceeds from issuance of Partnership units (Notes 3, 13)	195,771	140,000	1,470
Expenses paid for issuance of Partnership units	(3,410)	(1,673)	—
Proceeds from issuance of long-term debt (Note 7)	129,000	—	159,580
Payments of long-term debt (Note 7)	(4,050)	(175,215)	(134,580)
Loan issuance costs	(2,879)	(348)	(338)
Dividends paid	(88,241)	(73,316)	(45,116)

Net cash provided by / (used in) financing activities	226,191	(110,552)	(18,984)

Net increase / (decrease) in cash and cash equivalents	20,421	(9,819)	20,899

Cash and cash equivalents at beginning of period	43,551	53,370	32,471

Cash and cash equivalents at end of period	63,972	43,551	53,370

Supplemental Cash Flow Information
Cash paid for interest	$14,845	$25,864	$32,210
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	$103	$134	$252
Offering expenses included in liabilities	$(7)	$1,908	$—
Capitalized dry docking and deferred costs included in liabilities	$628	$—	$—
Fair value of vessels purchased, M/V Archimidis and M/V Agamemnon (Notes 3, 5)	$—	$133,000	$—
Fair value of vessels sold, M/T Alexander the Great and M/T Achilleas, reduced by the net cash consideration received (Notes 3, 5)	$—	$(137,500)	$—
Acquisition of above market time charter (Notes 3, 6)	$97,256	$4,500	$48,551
Units issued to acquire M/V Cape Agamemnon (Note 3)	$—	$—	$57,055
Crude’s net assets at the completion of the business acquisition (Note 12)	$—	$—	$211,144
Units issued to acquire Crude (Note 3)	$—	$—	$155,559
Fair value of Crude’s Equity Incentive Plan attributable to pre combination services (Note 3)	$—	$—	$1,505

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

1.	Basis of Presentation and General Information

Capital Product Partners L.P. (the “Partnership”) was formed on January 16, 2007, under the laws of the Marshall Islands. The Partnership is an international shipping company. Its fleet of thirty modern high specification vessels consists of four suezmax crude oil tankers, eighteen modern medium range tankers all of which are classed as IMO II/III vessels, seven post-panamax container carrier vessels and one capesize bulk carrier. Its vessels are capable of carrying a wide range of cargoes, including crude oil, refined oil products, such as gasoline, diesel, fuel oil and jet fuel, edible oils and certain chemicals such as ethanol as well as dry cargo and containerized goods under short-term voyage charters and medium to long-term time and bareboat charters.

The consolidated financial statements include the following vessel-owning companies and operating companies which were all incorporated or formed under the laws of the Marshall Islands and Liberia.

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	DWT	Date acquired by the Partnership	Date acquired by CMTC
Capital Product Operating GP LLC	01/16/2007	—	—	—	—

Crude Carriers Corp.(6)	10/29/2009	—	—	09/30/2011	—

Crude Carriers Operating Corp. (6)	01/21/2010	—	—	09/30/2011	—

Shipping Rider Co.	09/16/2003	M/T Atlantas (M/T British Ensign) (1)	36,760	04/04/2007	04/26/2006

Canvey Shipmanagement Co.	03/18/2004	M/T Assos (M/T Insurgentes) (1),(4)	47,872	08/16/2010 04/04/2007	05/17/2006

Centurion Navigation Limited	08/27/2003	M/T Aktoras (M/T British Envoy) (1)	36,759	04/04/2007	07/12/2006

Polarwind Maritime S.A.	10/10/2003	M/T Agisilaos (1)	36,760	04/04/2007	08/16/2006

Carnation Shipping Company	11/10/2003	M/T Arionas (1)	36,725	04/04/2007	11/02/2006

Apollonas Shipping Company	02/10/2004	M/T Avax (1)	47,834	04/04/2007	01/12/2007

Tempest Maritime Inc.	09/12/2003	M/T Aiolos (M/T British Emissary) (1)	36,725	04/04/2007	03/02/2007

Iraklitos Shipping Company	02/10/2004	M/T Axios (1)	47,872	04/04/2007	02/28/2007

Epicurus Shipping Company	02/11/2004	M/T Atrotos (M/T El Pipila) (2),(5)	47,786	03/01/2010 05/08/2007	05/08/2007

Laredo Maritime Inc.	02/03/2004	M/T Akeraios (2)	47,781	07/13/2007	07/13/2007

Lorenzo Shipmanagement Inc.	05/26/2004	M/T Apostolos (2)	47,782	09/20/2007	09/20/2007

Splendor Shipholding S.A.	07/08/2004	M/T Anemos I (2)	47,782	09/28/2007	09/28/2007

Ross Shipmanagement Co.	12/29/2003	M/T Attikos (3),(7)	12,000	09/24/2007	01/20/2005

Sorrel Shipmanagement Inc.	02/07/2006	M/T Alexandros II (M/T Overseas Serifos) (2)	51,258	01/29/2008	01/29/2008

Baymont Enterprises Incorporated	05/29/2007	M/T Amore Mio II (3)	159,982	03/27/2008	07/31/2007

Forbes Maritime Co.	02/03/2004	M/T Aristofanis (3),(8)	12,000	04/30/2008	06/02/2005

Wind Dancer Shipping Inc.	02/07/2006	M/T Aristotelis II (M/T Overseas Sifnos) (2)	51,226	06/17/2008	06/17/2008

Belerion Maritime Co.	01/24/2006	M/T Aris II (M/T Overseas Kimolos) (2)	51,218	08/20/2008	08/20/2008

Mango Finance Corp.	07/14/2006	M/T Agamemnon II (3), (4),(10)	51,238	04/07/2009	11/24/2008

Navarro International S.A.	07/14/2006	M/T Ayrton II (3), (5)	51,238	04/13/2009	04/10/2009

Adrian Shipholding Inc.	06/22/2004	M/T Alkiviadis (3)	36,721	06/30/2010	03/29/2006

Patroklos Marine Corp.	06/17/2008	M/V Cape Agamemnon	179,221	06/09/2011	01/25/2011

Cooper Consultants Co. renamed to Miltiadis M II Carriers Corp.	04/06/2006	M/T Miltiadis M II (6)	162,000	09/30/2011	04/26/2006

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

1. Basis of Presentation and General Information – Continued

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	DWT	Date acquired by the Partnership	Date acquired by CMTC
Alexander the Great Carriers Corp.	01/26/2010	M/T Alexander The Great (6),(9)	297,958	09/30/2011	03/26/2010

Achilleas Carriers Corp.	01/26/2010	M/T Achilleas (6),(9)	297,863	09/30/2011	06/25/2010

Amoureux Carriers Corp.	04/14/2010	M/T Amoureux (6)	149,993	09/30/2011	—

Aias Carriers Corp.	04/14/2010	M/T Aias (6)	150,393	09/30/2011	—

Agamemnon Container Carrier Corp.	04/19/2012	M/V Agamemnon (9)	103,773	12/22/2012	06/28/2012

Archimidis Container Carrier Corp.	04/19/2012	M/V Archimidis (9)	103,773	12/22/2012	06/22/2012

Aenaos Product Carrier S.A.	10/16/2013	M/T Aristotelis	51,604	11/28/2013	—

Anax Container Carrier S.A	04/08/2011	M/V Hyundai Prestige	63,010	09/11/2013	02/19/2013

Hercules Container Carrier S.A.	04/08/2011	M/V Hyundai Premium	63,010	03/20/2013	03/11/2013

Iason Container Carrier S.A	04/08/2011	M/V Hyundai Paramount	63,010	03/27/2013	03/27/2013

Thiseas Container Carrier S.A.	04/08/2011	M/V Hyundai Privilege	63,010	09/11/2013	05/31/2013

Cronus Container Carrier S.A.	07/19/2011	M/V Hyundai Platinum	63,010	09/11/2013	06/14/2013

Miltiadis M II Corp.	08/28/2012	-	-	-	-

(1)	Initial Vessels acquired from Capital Maritime & Trading Corp. (“CMTC”) upon consummation of the Partnership’s Initial Public Offering (“IPO”) which was completed on April 3, 2007.
(2)	Committed Vessels (the Partnership committed to acquire these vessels from CMTC upon consummation of the IPO).
(3)	Non-Contracted Vessels (vessels acquired from CMTC that were neither initial nor committed vessels).
(4)	Was acquired on April 4, 2007, on April 7, 2009 was exchanged with the M/T Agamemnon II and was reacquired on August 16, 2010.
(5)	Was acquired on May 8, 2007, on April 13, 2009 was exchanged with the M/T Ayrton II and was reacquired on March 1, 2010.
(6)	Were acquired upon the completion of the business acquisition of Crude Carriers Corp. (“Crude”).
(7)	Was sold on February 14, 2012.
(8)	Was sold on April 4, 2012.
(9)	On December 22, 2012 the M/T Alexander the Great and the M/T Achilleas were exchanged with the M/V Archimidis and the M/V Agamemnon respectively.
(10)	Was sold on November 5, 2013.

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

(b)

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates. Additionally, these consolidated financial statements include corporate overhead expenses that are normally incurred by a listed company.

(c)

Other Comprehensive Income: The Partnership separately records certain transactions directly as components of partners’ capital / stockholders’ equity. For the years ended December 31, 2013 and 2012 other comprehensive income is comprised of changes in fair value of interest rate swaps that qualify as cash flow hedges and the amortization of the accumulated other comprehensive loss attributable to interest rate swaps that do not qualify as cash flow hedges (Note 8).

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

Vessel voyage expenses are direct expenses to voyage revenues and primarily consist of commissions, port expenses, canal dues and bunkers. Commissions are expensed over the related charter period and all the other voyage expenses are expensed as incurred. Under the Partnership’s time and bareboat charter agreements, all voyages expenses, except commissions are assumed by the charterer, with the exception of Overseas Shipholding Group Inc. bareboat charter agreements and the exception of the M/T Agamemnon II and the M/T Ayrton II time charter agreements where the charterer is responsible for the commissions. For voyage charters all voyage expenses are paid by the Partnership.

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

(e)

Foreign Currency Transactions: The functional currency of the Partnership is the U.S. Dollar because the Partnership’s vessels operate in international shipping markets that utilize the U.S. Dollar as the functional currency. The accounting records of the Partnership are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. Dollar, are translated into the functional currency using the exchange rate at those dates. Gains or losses resulting from foreign currency transactions are included in interest and other income in the accompanying consolidated statements of comprehensive income / (loss).

(f)

Cash and Cash Equivalents: The Partnership considers highly-liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

(g)

Restricted cash: For the Partnership to comply with debt covenants under its credit facilities, it must maintain minimum cash deposits. Such deposits are considered by the Partnership to be restricted cash. As of December 31, 2013 and 2012, restricted cash amounted to $15,000 and $10,500, respectively, and is presented under other non-current assets.

(h)

Trade Accounts Receivable, Net: The amount shown as trade accounts receivable primarily consists of earned revenue that has not been billed yet or that it has been billed but not yet collected. At each balance sheet date all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. As of December 31, 2013 and 2012 allowance for doubtful accounts amounted to $84 and $54, respectively.

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

In recent years market conditions as compared to previous years have changed significantly as a result of the global credit crisis and resulting slowdown in world trade. Charter rates decreased and values of assets were affected. The Partnership considered these market developments as indicators of potential impairment of the carrying amount of its assets. The Partnership has performed an undiscounted cash flow test based on US GAAP as of December 31, 2013 and 2012, determining undiscounted projected net operating cash flows for the vessels and comparing them to the vessels’ carrying values. In developing estimates of future cash flows, the Partnership made assumptions about future charter rates, utilization rates, vessel operating expenses, future dry docking costs and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations that are in line with the Partnership’s historical performance and expectations for the vessels’ utilization under the current deployment strategy. Based on these assumptions, the Partnership determined that the undiscounted cash flows supported the vessels’ carrying amounts as of December 31, 2013 and 2012.

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

(m)	Deferred charges, net: are comprised mainly of:

•

fees paid to lenders for obtaining new loans or refinancing existing loans and are capitalized as deferred finance charges and amortized to “interest expense and finance cost” over the term of the respective loan using the effective interest rate method; and

•

dry docking costs. The Partnership’s vessels are required to be dry docked every thirty to sixty months for major repairs and maintenance that cannot be performed while the vessels are under operation. For the vessels that were operated under the floating fee management agreement and Crude’s management agreement (Note 4) the Partnership has adopted the deferral method of accounting for dry docking activities whereby costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry docking activity.

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

(o)

Concentration of Credit Risk: Financial instruments which potentially subject the Partnership to significant concentrations of credit risk consist principally of cash and cash equivalents, interest rate swaps, and trade accounts receivable. The Partnership places its cash and cash equivalents, consisting mostly of deposits, and enters into interest rate swap agreements with creditworthy financial institutions rated by qualified rating agencies. A limited number of financial institutions hold the Partnership’s cash. Most of the Partnership’s revenues were derived from a few charterers. For the year ended December 31, 2013, CMTC, British Petroleum Shipping Limited (“BP”), A.P. Moller-Maersk A.S. (“Maersk”) and Hyundai Merchant Marine Co Ltd (“HMM”) accounted for 32%, 17%, 14% and 13% of the Partnership’s total revenue, respectively. For the year ended December 31, 2012, CMTC and BP accounted for 45% and 23% of the Partnership’s total revenue, respectively. For the year ended December 31, 2011, BP, CMTC, and Overseas Shipholding Group Inc. (“OSG”) accounted for 32%, 24% and 11% of the Partnership’s total revenue, respectively. The Partnership does not obtain rights of collateral from its charterers to reduce its credit risk.

(p)

Fair Value of Financial Instruments: On January 1, 2008, the Partnership adopted the accounting guidance for Fair Value Measurements for financial assets and liabilities and any other assets and liabilities carried at fair value. This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The carrying value of trade receivables, due from related parties, due to related parties, accounts payable and current accrued liabilities approximates their fair value. The fair values of long-term variable rate bank loans approximate the recorded values, due to their variable interest and due to the fact the lenders have the ability to pass on their funding cost to the Partnership under certain circumstances, which reflects their current assessed risk. We believe the terms of our loans are similar to those that could be procured as of December 31, 2013. Interest rate swaps are recorded at fair value on the consolidated balance sheet.

(q)

Interest Rate Swap Agreements: The Partnership designates its derivatives based upon the intended use, and recognizes all derivatives as either assets or liabilities in the consolidated balance sheet and measures those instruments at fair value. Changes in the fair value of each derivative instrument are recorded depending on the intended use of the derivative and the resulting designation. For a derivative that does not qualify as a hedge, changes in fair value are recognized within the consolidated statements of comprehensive income / (loss). For derivatives that qualify as cash flow hedges, the changes in fair value of the effective portion are recognized at the end of each reporting period in Other comprehensive income / (loss), until the hedged item is recognized in the consolidated statements of comprehensive income / (loss). The ineffective portion of a derivative’s change in fair value is immediately recognized in the consolidated statements of comprehensive income / (loss).

(r)

Net Income / (Loss) Per Limited Partner Unit: Basic net income per limited partner unit is calculated by dividing Partnership’s net income less net income allocable to preferred unit holders, general partner interest in net income (including incentive distribution rights) and net income allocable to unvested units by the weighted-average number of outstanding limited partner units during the period (Note 15). Diluted net income per limited partner unit reflects the potential dilution that could occur if securities or other contracts to issue limited partner units were exercised.

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

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

(u)

Omnibus Incentive Compensation Plan: Equity compensation expense represents vested and unvested units granted to employees and to non-employee directors, for their services as directors, as well as to non-employees and are included in general and administrative expenses in the consolidated statements of comprehensive income / (loss). These units are measured at their fair value equal to the market value of the Partnership’s common units on the grant date. The units that contain a time-based service vesting condition are considered unvested units on the grant date and a total fair value of such units is recognized on a straight-line basis over the requisite service period. In addition, unvested awards granted to non-employees are measured at their then-current fair value as of the financial reporting dates until non-employees complete the service (Note 14).

(v)

Recent Accounting Pronouncements: There are no recent accounting pronouncements issued during 2013 whose adoption would have a material effect on the Partnership’s consolidated financial statements in the current year or expected to have an impact on future years.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Acquisitions

a. Anax Container Carrier S.A. (M/V Hyundai Prestige)

On September 11, 2013, the Partnership acquired the shares of Anax Container Carrier S.A., the vessel owning company of the M/V Hyundai Prestige (renamed to M/V CCNI Angol) (“Anax”) from CMTC for a total consideration of $65,000 following the unanimous recommendation of the conflicts committee and the unanimous approval of the board of directors. The vessel at the time of her acquisition by the Partnership was fixed on a twelve year time charter, with HMM. The time charter commenced in February 2013 and the earliest expiration date under the charter is in December 2024.

The Partnership accounted for the acquisition of Anax as an acquisition of a business. All assets and liabilities of Anax except the vessel, necessary permits and time charter agreement, were retained by CMTC. The purchase price of the acquisition has been allocated to the identifiable assets acquired, with the excess of the fair value of assets acquired over the purchase price recorded as a gain from bargain purchase.

•	Purchase Price

The total purchase consideration of $65,000 was funded using a portion of the $75,000 that the Partnership had drawn down under its new loan facility (Note 7), part of the net proceeds from the issuance of 13,685,000 Partnership’s Common Units in August 2013 (Note 13) and part of the Partnership’s available cash.

•	Acquisition related costs

There were no costs incurred in relation to the acquisition of Anax.

•	Purchase price allocation

The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition.

The fair value allocated to each class of identifiable assets of Anax and the gain from bargain purchase recorded as non operating income in the Partnership’s consolidated statements of comprehensive income / (loss) for the year ended December 31, 2013 was calculated as follows:

As of September 11, 2013
Vessel	$54,000
Above market acquired time charter	$19,094
Identifiable assets	$73,094
Purchase price	(65,000)

Gain from bargain purchase	$8,094

After a subsequent review and reassessment of valuation methods and procedures of the $73,094 fair value amount for identifiable assets acquired, the Partnership concluded that its measurements for the assets acquired appropriately reflect consideration of all available information that existed as of the acquisition date. Therefore, the Partnership recorded a gain from bargain purchase of $8,094 in its consolidated statements of comprehensive income / (loss), in accordance with Accounting Standard Codification (“ASC”) Subtopic 805-30 “Business Combinations, Goodwill or Gain from Bargain Purchase, Including Consideration Transferred” as of the Anax acquisition date.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Acquisitions – Continued

a. Anax Container Carrier S.A. (M/V Hyundai Prestige) – Continued

•	Identifiable intangible assets

The following table sets forth the component of the identifiable intangible asset acquired with the purchase of Anax which is being amortized over its duration on a straight-line basis as a reduction of revenue:

Intangible assets	As of September 11, 2013	Duration of time charter acquired
Above market acquired time charter	$19,094	11.3 years

The fair value of the above market time charter acquired was determined as the difference between the time charter rate at which the vessel was fixed at and the market rate for a comparable charter as provided by independent third parties on the business combination date discounted at a WACC of approximately 11%.

Total revenues and net income of M/V Hyundai Prestige since its acquisition by the Partnership were $2,778 and $1,298 respectively and are included in the Partnership’s consolidated statements of comprehensive income / (loss) for the year ended December 31, 2013.

•	Pro Forma Financial Information

The supplemental pro forma financial information was prepared using the acquisition method of accounting and is based on the following:

•	The Partnership’s actual results of operations for the year ended December 31, 2013
•

Pro forma results of operations of Anax for the period from its vessel’s delivery from the shipyard on February 19, 2013 (vessel inception) to September 11, 2013 as if Hyundai Prestige was operating under post acquisition revenue and cost structure.

The combined results do not purport to be indicative of the results of the operations which would have resulted had the acquisition been effected at beginning of the applicable period noted above, or the future results of operations of the combined entity.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Acquisitions – Continued

a. Anax Container Carrier S.A. (M/V Hyundai Prestige) – Continued

•	Pro Forma Financial Information – Continued

The following table summarizes total net revenues; net income and net income per common unit of the combined entity had the acquisition of Hyundai Prestige occurred on February 19, 2013 (vessel inception):

For the year ended December 31, 2013
Total revenues	$176,535
Partnership’s net income	$100,624
Preferred unit holders’ interest in Partnership’s net income	$18,805
General Partner’s interest in Partnership’s net income	$1,621
Common unit holders interest in Partnership’s net income	$80,198
Net income per common unit basic	$1.05
Net income per common unit diluted	$1.02

b. Thiseas Container Carrier S.A. (M/V Hyundai Privilege)

On September 11, 2013, the Partnership acquired the shares of Thiseas Container Carrier S.A., the vessel owning company of the M/V Hyundai Privilege (“Thiseas”) from CMTC for a total consideration of $65,000 following the unanimous recommendation of the conflicts committee and the unanimous approval of the board of directors. The vessel at the time of her acquisition by the Partnership was fixed on a twelve year time charter, with HMM. The time charter commenced in May 2013 and the earliest expiration date under the charter is in April 2025.

The Partnership accounted for the acquisition of Thiseas as an acquisition of a business. All assets and liabilities of Thiseas except the vessel, necessary permits and time charter agreement, were retained by CMTC. The purchase price of the acquisition has been allocated to the identifiable assets acquired, with the excess of the fair value of assets acquired over the purchase price recorded as a gain from bargain purchase.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Acquisitions – Continued

b. Thiseas Container Carrier S.A. (M/V Hyundai Privilege) – Continued

•	Purchase Price

The total purchase consideration of $65,000 was funded using a portion of the $75,000 that the Partnership had drawn down under its new loan facility (Note 7), part of the net proceeds from the issuance of 13,685,000 Partnership’s Common Units in August 2013 (Note 13) and part of the Partnership’s available cash.

•	Acquisition related costs

There were no costs incurred in relation to the acquisition of Thiseas.

•	Purchase price allocation

The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition.

The fair value allocated to each class of identifiable assets of Thiseas and the gain from bargain purchase recorded as non operating income in the Partnership’s consolidated statements of comprehensive income / (loss) for the year ended December 31, 2013 was calculated as follows:

As of September 11, 2013
Vessel	$54,000
Above market acquired time charter	$19,329
Identifiable assets	$73,329
Purchase price	(65,000)

Gain from bargain purchase	$8,329

After a subsequent review and reassessment of valuation methods and procedures of the $73,329 fair value amount for identifiable assets acquired, the Partnership concluded that its measurements for the assets acquired appropriately reflect consideration of all available information that existed as of the acquisition date. Therefore, the Partnership recorded a gain from bargain purchase of $8,329 in its consolidated statements of comprehensive income / (loss), in accordance with Accounting Standard Codification (“ASC”) Subtopic 805-30 “Business Combinations, Goodwill or Gain from Bargain Purchase, Including Consideration Transferred” as of the Thiseas acquisition date.

•	Identifiable intangible assets

The following table sets forth the component of the identifiable intangible asset acquired with the purchase of Thiseas which is being amortized over its duration on a straight-line basis as a reduction of revenue:

Intangible assets	As of September 11, 2013	Duration of time charter acquired
Above market acquired time charter	$19,329	11.6 years

The fair value of the above market time charter acquired was determined as the difference between the time charter rate at which the vessel was fixed at and the market rate for a comparable charter as provided by independent third parties on the business combination date discounted at a WACC of approximately 11%.

Total revenues and net income of M/V Hyundai Privilege since its acquisition by the Partnership were $2,785 and $1,392 respectively and are included in the Partnership’s consolidated statements of comprehensive income / (loss) for the year ended December 31, 2013.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Acquisitions – Continued

b. Thiseas Container Carrier S.A. (M/V Hyundai Privilege) – Continued

•	Pro Forma Financial Information

The supplemental pro forma financial information was prepared using the acquisition method of accounting and is based on the following:

•	The Partnership’s actual results of operations for the year ended December 31, 2013
•

Pro forma results of operations of Thiseas for the period from its vessel’s delivery from the shipyard on May 31, 2013 (vessel inception) to September 11, 2013 as if Hyundai Privilege was operating under post acquisition revenue and cost structure.

The combined results do not purport to be indicative of the results of the operations which would have resulted had the acquisition been effected at beginning of the applicable period noted above, or the future results of operations of the combined entity.

The following table summarizes total net revenues; net income and net income per common unit of the combined entity had the acquisition of Hyundai Privilege occurred on May 31, 2013 (vessel inception):

Total revenues	$174,045
Partnership’s net income	$100,144
Preferred unit holders’ interest in Partnership’s net income	$18,805
General Partner’s interest in Partnership’s net income	$1,611
Common unit holders interest in Partnership’s net income	$79,728
Net income per common unit basic	$1.04
Net income per common unit diluted	$1.01

c. Cronus Container Carrier S.A. (M/V Hyundai Platinum)

On September 11, 2013, the Partnership acquired the shares of Cronus Container Carrier S.A., the vessel owning company of the M/V Hyundai Platinum (“Cronus”) from CMTC for a total consideration of $65,000 following the unanimous recommendation of the conflicts committee and the unanimous approval of the board of directors. The vessel at the time of her acquisition by the Partnership was fixed on a twelve year time charter, with HMM. The time charter commenced in June 2013 and the earliest expiration date under the charter is in April 2025.

The Partnership accounted for the acquisition of Cronus as an acquisition of a business. All assets and liabilities of Cronus except the vessel, necessary permits and time charter agreement, were retained by CMTC. The purchase price of the acquisition has been allocated to the identifiable assets acquired, with the excess of the fair value of assets acquired over the purchase price recorded as a gain from bargain purchase.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Acquisitions – Continued

c. Cronus Container Carrier S.A. (M/V Hyundai Platinum) – Continued

•	Purchase Price

The total purchase consideration of $65,000 was funded using a portion of the $75,000 that the Partnership had drawn down under its new loan facility (Note 7), part of the net proceeds from the issuance of 13,685,000 Partnership’s Common Units in August 2013 (Note 13) and part of the Partnership’s available cash.

•	Acquisition related costs

There were no costs incurred in relation to the acquisition of Cronus.

•	Purchase price allocation

The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition.

The fair value allocated to each class of identifiable assets of Cronus and the gain from bargain purchase recorded as non operating income in the Partnership’s consolidated statements of comprehensive income / (loss) for the year ended December 31, 2013 was calculated as follows:

As of September 11, 2013
Vessel	$54,000
Above market acquired time charter	$19,358
Identifiable assets	$73,358
Purchase price	(65,000)

Gain from bargain purchase	$8,358

After a subsequent review and reassessment of valuation methods and procedures of the $73,358 fair value amount for identifiable assets acquired, the Partnership concluded that its measurements for the assets acquired appropriately reflect consideration of all available information that existed as of the acquisition date. Therefore, the Partnership recorded a gain from bargain purchase of $8,358 in its consolidated statements of comprehensive income / (loss), in accordance with Accounting Standard Codification (“ASC”) Subtopic 805-30 “Business Combinations, Goodwill or Gain from Bargain Purchase, Including Consideration Transferred” as of the Cronus acquisition date.

•	Identifiable intangible assets

The following table sets forth the component of the identifiable intangible asset acquired with the purchase of Cronus which is being amortized over its duration on a straight-line basis as a reduction of revenue:

Intangible assets	As of September 11, 2013	Duration of time charter acquired
Above market acquired time charter	$19,358	11.6 years

The fair value of the above market time charter acquired was determined as the difference between the time charter rate at which the vessel was fixed at and the market rate for a comparable charter as provided by independent third parties on the business combination date discounted at a WACC of approximately 11%.

Total revenues and net income of M/V Hyundai Platinum since its acquisition by the Partnership were $2,786 and $1,357 respectively and are included in the Partnership’s consolidated statements of comprehensive income / (loss) for the year ended December 31, 2013.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Acquisitions – Continued

c. Cronus Container Carrier S.A. (M/V Hyundai Platinum) – Continued

•	Pro Forma Financial Information

The supplemental pro forma financial information was prepared using the acquisition method of accounting and is based on the following:

•	The Partnership’s actual results of operations for the year ended December 31, 2013
•

Pro forma results of operations of Cronus for the period from its vessel’s delivery from the shipyard on June 14, 2013 (vessel inception) to September 11, 2013 as if Hyundai Platinum was operating under post acquisition revenue and cost structure.

The combined results do not purport to be indicative of the results of the operations which would have resulted had the acquisition been effected at beginning of the applicable period noted above, or the future results of operations of the combined entity.

The following table summarizes total net revenues; net income and net income per common unit of the combined entity had the acquisition of Hyundai Platinum occurred on June 14, 2013 (vessel inception):

Total revenues	$173,699
Partnership’s net income	$100,031
Preferred unit holders’ interest in Partnership’s net income	$18,805
General Partner’s interest in Partnership’s net income	$1,609
Common unit holders interest in Partnership’s net income	$79,617
Net income per common unit basic	$1.04
Net income per common unit diluted	$1.01

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Acquisitions – Continued

d. Hercules Container Carrier S.A. (M/V Hyundai Premium)

On March 20, 2013, the Partnership acquired the shares of Hercules Container Carrier S.A., the vessel owning company of the M/V Hyundai Premium (“Hercules”) from CMTC for a total consideration of $65,000 following the unanimous recommendation of the conflicts committee and the unanimous approval of the board of directors. The vessel at the time of her acquisition by the Partnership was fixed on a twelve year time charter, with HMM. The time charter commenced in March 2013 and the earliest expiration date under the charter is in January 2025.

The Partnership accounted for the acquisition of Hercules as an acquisition of a business. All assets and liabilities of Hercules except the vessel, necessary permits and time charter agreement, were retained by CMTC. The purchase price of the acquisition has been allocated to the identifiable assets acquired, with the excess of the fair value of assets acquired over the purchase price recorded as a gain from bargain purchase.

•	Purchase Price

The total purchase consideration of $65,000 was funded by $27,000 through a draw-down from the Partnership’s $350,000 credit facility (Note 7), by $36,279 representing part of the net proceeds from the issuance of 9,100,000 Partnership’s Class B Convertible Preferred Units in March 2013 (Note 13) and by $1,721 from the Partnership’s available cash.

•	Acquisition related costs

There were no costs incurred in relation to the acquisition of Hercules.

•	Purchase price allocation

The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition.

The fair value allocated to each class of identifiable assets of Hercules and the gain from bargain purchase recorded as non operating income in the Partnership’s consolidated statements of comprehensive income / (loss) for the year ended December 31, 2013 was calculated as follows:

As of March 20, 2013
Vessel	$54,000
Above market acquired time charter	$19,707
Identifiable assets	$73,707
Purchase price	(65,000)

Gain from bargain purchase	$8,707

After a subsequent review and reassessment of valuation methods and procedures of the $73,707 fair value amount for identifiable assets acquired, the Partnership concluded that its measurements for the assets acquired appropriately reflect consideration of all available information that existed as of the acquisition date. Therefore, the Partnership recorded a gain from bargain purchase of $8,707 in its consolidated statements of comprehensive income / (loss), in accordance with Accounting Standard Codification (“ASC”) Subtopic 805-30 “Business Combinations, Goodwill or Gain from Bargain Purchase, Including Consideration Transferred” as of the Hercules acquisition date.

•	Identifiable intangible assets

The following table sets forth the component of the identifiable intangible asset acquired with the purchase of Hercules which is being amortized over its duration on a straight-line basis as a reduction of revenue:

Intangible assets	As of March 20, 2013	Duration of time charter acquired
Above market acquired time charter	$19,707	11.8 years

The fair value of the above market time charter acquired was determined as the difference between the time charter rate at which the vessel was fixed at and the market rate for a comparable charter as provided by independent third parties on the business combination date discounted at a WACC of approximately 11%.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Acquisitions – Continued

d. Hercules Container Carrier S.A. (M/V Hyundai Premium) – Continued

Total revenues and net income of M/V Hyundai Premium since its acquisition by the Partnership were $7,181 and $3,567 respectively and are included in the Partnership’s consolidated statements of comprehensive income / (loss) for the year ended December 31, 2013.

•	Pro Forma Financial Information

The supplemental pro forma financial information was prepared using the acquisition method of accounting and is based on the following:

•	The Partnership’s actual results of operations for the year ended December 31, 2013
•

Pro forma results of operations of Hercules for the period from its vessel’s delivery from the shipyard on March 11, 2013 (vessel inception) to March 20, 2013 as if Hyundai Premium was operating under post acquisition revenue and cost structure.

The combined results do not purport to be indicative of the results of the operations which would have resulted had the acquisition been effected at beginning of the applicable period noted above, or the future results of operations of the combined entity.

The following table summarizes total net revenues; net income and net income per common unit of the combined entity had the acquisition of Hyundai Premium occurred on March 11, 2013 (vessel inception):

Total revenues	$171,717
Partnership’s net income	$99,571
Preferred unit holders’ interest in Partnership’s net income	$18,805
General Partner’s interest in Partnership’s net income	$1,600
Common unit holders interest in Partnership’s net income	$79,166
Net income per common unit basic	$1.04
Net income per common unit diluted	$1.01

e. Iason Container Carrier S.A. (M/V Hyundai Paramount)

On 27 March 2013, the M/V Hyundai Paramount (“Iason”) was delivered to CMTC from a shipyard and on the same date the Partnership acquired the shares of Iason Container Carrier S.A., the vessel owning company of M/V Hyundai Paramount from CMTC for a total consideration of $65,000 following the unanimous recommendation of the conflicts committee and the unanimous approval of the board of directors. At the time of her acquisition by the Partnership the vessel was fixed on a twelve year time charter, with HMM. The time charter commenced in April 2013 and the earliest expiration date under the charter is in February 2025.

The Partnership accounted for the acquisition of Iason as an acquisition of a business. All assets and liabilities of Iason except the vessel, necessary permits and time charter agreement, were retained by CMTC. The purchase price of the acquisition has been allocated to the identifiable assets acquired, with the excess of the fair value of assets acquired over the purchase price recorded as a gain from bargain purchase.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Acquisitions – Continued

e. Iason Container Carrier S.A. (M/V Hyundai Paramount) – Continued

•	Purchase Price

The total purchase consideration of $65,000 was funded by $27,000 through a draw-down from the Partnership’s $350,000 credit facility (Note 7), by $36,278 representing part of the net proceeds from the issuance of Partnership’s Class B Convertible Preferred Units in March 2013 (Note 13) and by $1,722 from the Partnership’s available cash.

•	Acquisition related costs

There were no costs incurred in relation to the acquisition of Iason.

•	Purchase price allocation

The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition.

The fair value allocated to each class of identifiable assets of Iason and the gain from bargain purchase recorded as non operating income in the Partnership’s consolidated statements of comprehensive income / (loss) for the year ended December 31, 2013 was calculated as follows:

As of March 27, 2013
Vessel	$54,000
Above market acquired time charter	$19,768
Identifiable assets	$73,768
Purchase price	$(65,000)

Gain from bargain purchase	$8,768

After a subsequent review and reassessment of valuation methods and procedures of the $73,768 fair value amount for identifiable assets acquired, the Partnership concluded that its measurements for the assets acquired appropriately reflect consideration of all available information that existed as of the acquisition date. Therefore, the Partnership recorded a gain from bargain purchase of $8,768 in its consolidated statements of comprehensive income / (loss), in accordance with ASC Subtopic 805-30 “Business Combinations, Goodwill or Gain from Bargain Purchase, Including Consideration Transferred” as of the Iason acquisition date.

•	Identifiable intangible assets

The following table sets forth the component of the identifiable intangible asset acquired with the purchase of Iason which is being amortized over its duration on a straight-line basis as a reduction of revenue:

Intangible assets	As of March 27, 2013	Duration of time charter acquired
Above market acquired time charter	$19,768	11.8 years

The fair value of the above market time charter acquired was determined as the difference between the time charter rate at which the vessel was fixed at and market rate for comparable charter as provided by independent third parties on the business combination date discounted at a WACC of approximately 11%.

Total revenues and net income of Hyundai Paramount since its acquisition by the Partnership were $6,732 and $3,220 respectively and included in the Partnership’s consolidated statements of comprehensive income / (loss) for the year ended December 31, 2013.

•	Pro Forma Financial Information

There is no pro forma financial information available in relation to the acquisition of Iason as its vessel was under construction up to the date of her acquisition by the Partnership.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Acquisitions – Continued

f. Agamemnon Container Carrier Corp. (M/V Agamemnon)

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

Acquisition-related costs of approximately $5.0 are included in general and administrative expenses in the consolidated statements of comprehensive income / (loss) for the year ended December 31, 2012.

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

The fair value of the above market time charter acquired was determined as the difference between the time charter rate and the market rate for a comparable charter on the business combination date discounted at the WACC of approximately 11%.

Total revenues and net income of Agamemnon since its acquisition by the Partnership were $318 and $185 respectively and included in the Partnership’s consolidated statements of comprehensive income / (loss) for the year ended December 31, 2012.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Acquisitions – Continued

f. Agamemnon Container Carrier Corp. (M/V Agamemnon) – Continued

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

•

The Partnership’s actual results of operations for the year ended December 31, 2011 adjusted for non recurring transactions such as Achilleas impairment charge of $21,614 and actual acquisition related costs the Partnership incurred in connection with the acquisition of Agamemnon. Achilleas actual results of operations for the period from October 1, 2011 to December 31, 2011 have been excluded from the Partnership’s actual results of operations as the vessel owning company of Achilleas was a fully owned subsidiary of Crude which was merged with the Partnership on September 30, 2011 (Note 3i) and;

•

Pro forma results of operations of Agamemnon for the period from January 1, 2012 to December 21, 2012 and for the year ended December 31, 2011 as if Agamemnon was operating under post acquisition revenue and cost structure.

The combined results do not purport to be indicative of the results of the operations which would have resulted had the acquisition been effected at beginning of the applicable period noted above, or the future results of operations of the combined entity.The following table summarizes total net revenues; net income / (loss) and net income / (loss) per common unit of the combined entity had the acquisition of Agamemnon occurred on January 1, 2011:

	For the year ended December 31,
	2012	2011
Total revenues	$154,227	$137,065
Partnership’s net income	2,210	72,508
Preferred unit holders’ interest in Partnership’s net income	10,809	—
General Partner’s interest in Partnership’s net (loss) / income	(172)	1,450
Common unit holders interest in Partnership’s net (loss) / income	$(8,427)	$71,058
Net (loss) / income per common unit (basic and diluted)	$(0.12)	$1.51

g. Archimidis Container Carrier Corp. (M/V Archimidis)

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

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Acquisitions – Continued

g. Archimidis Container Carrier Corp. (M/V Archimidis) – Continued

•	Purchase Price

The total purchase consideration of $67,250 is comprised of:

a) $68,875 representing the fair value of Alexander the Great and;

b) $1,625 representing the cash consideration the Partnership received by CMTC.

•	Acquisition related costs

Acquisition-related costs of approximately $5.0 are included in general and administrative expenses in the consolidated statements of comprehensive income / (loss) for the year ended December 31, 2012.

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

Total revenues and net income of Archimidis since its acquisition by the Partnership were $321 and $178 respectively and included in the Partnership’s consolidated statements of comprehensive income / (loss) for the year ended December 31, 2012.

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

•

The Partnership’s actual results of operations for the year ended December 31, 2011 adjusted for non recurring transactions such as Alexander the Great impairment charge of $21,564 and actual acquisition related costs the Partnership incurred in connection with the acquisition of Archimidis. Alexander the Great actual results of operations for the period from October 1, 2011 to December 31, 2011 have been excluded from the Partnership’s actual results of operations as the vessel owning company of Alexander the Great was a fully owned subsidiary of Crude which was merged with the Partnership on September 30, 2011 (Note 3i) and;

•

Pro forma results of operations of Archimidis for the period from January 1, 2012 to December 21, 2012 and for the year ended December 31, 2011, as if Archimidis was operating under post acquisition revenue and cost structure.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Acquisitions – Continued

g. Archimidis Container Carrier Corp. (M/V Archimidis) – Continued

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

The following table summarizes total net revenues; net (loss) / income and net (loss) / income per common unit of the combined entity had the acquisitions of Archimidis occurred on January 1, 2011:

	For the year ended December 31,
	2012	2011
Total revenues	$155,011	$139,890
Partnership’s net income	2,746	72,813
Preferred unit holders’ interest in Partnership’s net income	10,809	—
General Partner’s interest in Partnership’s net (loss) / income	(161)	1,456
Common unit holders interest in Partnership’s net (loss)/income	$(7,902)	$71,357
Net (loss)/income per common unit (basic and diluted)	$(0.12)	$1.51

h. Patroklos Marine Corp. (M/V Cape Agamemnon)

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

The total purchase consideration of $83,525 was funded by $1,470 from available cash, $25,000 through a draw down from the Partnership’s credit facility with Credit Agricole Emporiki Bank and the remaining through the issuance of 6,958,000 Partnership’s common units to CMTC at a price of $8.20 per unit as quoted on the Nasdaq Stock Exchange the date of the acquisition of Patroklos by the Partnership. Furthermore upon the acquisition of Patroklos, the Partnership issued another 142,000 of Partnership’s common units. These units were converted into 142,000 of general partner units by the Partnership and delivered to Capital General Partner (“CGP”) in order for it to maintain its 2% interest in the Partnership. The Partnership received the amount of $1,470 in exchange for these general partner units.

•	Acquisition related costs

Acquisition-related costs of approximately $409 are included in general and administrative expenses in the consolidated statements of comprehensive income / (loss) for the year ended December 31, 2011.

•	Purchase price allocation

The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Acquisitions – Continued

h. Patroklos Marine Corp. (M/V Cape Agamemnon) – Continued

The fair value allocated to each class of identifiable assets of Patroklos and the gain from bargain purchase recorded as non operating income / (expense), net in the Partnership’s consolidated statements of comprehensive income / (loss) for the year ended December 31, 2011 was calculated as follows:

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

Total revenues and net income of Patroklos since its acquisition by the Partnership were $5,305 and $2,899 respectively and included in the Partnership’s consolidated statements of comprehensive income / (loss) for the year ended December 31, 2011.

i. Crude

On September 30, 2011, the merger between the Partnership and Crude was successfully completed. The exchange ratio of this unit for share transaction was 1.56 Partnership’s common units for each Crude share. The Partnership was the surviving entity in the merger and continued to be structured as a master limited partnership. This transaction was deemed accretive to the Partnership’s distributions in the long term and it added to the balance sheet strength and financial flexibility of the Partnership.

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

The total purchase consideration of $157,064 was comprised of:

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

i. Crude – Continued

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

Acquisition-related costs of approximately $4,225 were included in general and administrative expenses in the consolidated statements of comprehensive income / (loss) for the year ended December 31, 2011.

•	Purchase price allocation

The allocation of the purchase price to all identifiable assets acquired and liabilities assumed was based on their estimated fair values at the date of acquisition.

The fair value allocated to each class of assets and liabilities of Crude and the gain from bargain purchase recorded as non operating income / (expense), net, in the Partnership’s consolidated statements of comprehensive income / (loss) for the year ended December 31, 2011 was calculated as follows:

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

After a subsequent review and reassessment of valuation methods and procedures of the $222,991 fair value amount for identifiable assets acquired and liabilities assumed, the Partnership concluded that its measurements for the identifiable assets acquired and liabilities assumed appropriately reflect consideration of all available information that existed as of the acquisition date. As a result of the merger and based on ASC Subtopic 805-30 the Partnership recorded a gain from bargain purchase of $65,927 in its consolidated statements of comprehensive income / (loss) as of the acquisition date.

Total revenues and net loss of Crude since its acquisition by the Partnership were $13,327 and $1,399 respectively and included in the Partnership’s consolidated statements of comprehensive income / (loss) for the year ended December 31, 2011.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with Related Parties

The Partnership and its subsidiaries, have related-party transactions with the Manager, arising certain terms of the following three different types of management agreements.

1.

Fixed fee management agreement: At the time of the completion of the IPO, the Partnership entered into an agreement with its Manager , according to which the Manager provides the Partnership with certain commercial and technical management services for a fixed daily fee per managed vessel which covers the commercial and technical management services, the respective vessels’ operating costs such as crewing, repairs and maintenance, insurance, stores, spares, and lubricants as well as the cost of the first special survey or next scheduled dry-docking, of each vessel. In addition to the fixed daily fees payable under the management agreement, the Manager is entitled to supplementary compensation for additional fees and costs (as defined in the agreement) of any direct and indirect additional expenses it reasonably incurs in providing these services, which may vary from time to time. The Partnership also pays a fixed daily fee per bareboat chartered vessel in its fleet, mainly to cover compliance and commercial costs, which include those costs incurred by the Manager to remain in compliance with the oil majors’ requirements, including vetting requirements;

2.

Floating fee management agreement: On June 9, 2011, the Partnership entered into an agreement with its Manager based on actual expenses per managed vessel with an initial term of five years. Under the terms of this agreement the Partnership compensates its Manager for expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry docking are borne by the Partnership and not by the Manager. The Partnership also pays its Manager a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index; and

3.

Crude management agreement: On September 30, 2011, the Partnership completed the acquisition of Crude. The five crude tanker vessels the Partnership acquired continue to be managed under a management agreement entered into in March 2010 with the Manager, whose initial term expires on December 31, 2020. Under the terms of this agreement the Partnership compensates the Manager for all of its expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating and administrative costs. The Partnership also pays its Manager the following fees:

(a) a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index;

(b) a sale & purchase fee equal to 1% of the gross purchase or sale price upon the consummation of any purchase or sale of a vessel acquired/disposed by Crude; and

(c) a commercial services fee equal to 1.25% of all gross charter revenues generated by each vessel for commercial services rendered.

The Manager has the right to terminate the Crude management agreement and, under certain circumstances, could receive substantial sums in connection with such termination. As of March 2013 this termination fee had been adjusted to $9,654.

All the above three agreements constitute the “Management Agreements”.

Under the terms of the fixed fee management agreement, the Manager charged the Partnership for additional fees and costs, relating to insurances deductibles, vetting, and repairs and spares that related to unforeseen events. For the years ended December 31, 2013, 2012 and 2011 such fees amounted to $644, $1,850 and $1,237, respectively. The 2013 and 2011 charge includes the amounts of $330 and $710 that reflect the claim proceeds the Partnership received for the M/T Aristofanis and the M/T Attikos respectively.

On April 4, 2007, the Partnership entered into an administrative services agreement with the Manager, pursuant to which the Manager will provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT, clerical, investor relations and other administrative services. Also the Partnership reimburses CGP for all expenses which are necessary or appropriate for the conduct of the Partnership’s business. The Partnership reimburses the Manager and CGP for reasonable costs and expenses incurred in connection with the provision of these services after the Manager submits to the Partnership an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. These expenses are included in general & administrative expenses in the consolidated statements of comprehensive income / (loss).

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with Related Parties – Continued

Balances and transactions with related parties consisted of the following:

Consolidated Balance Sheets	As of December 31, 2013	As of December 31, 2012
Assets:
Hire receivable (c)	$667	$—

Due from related parties	667	—

Total assets	$667	$—

Liabilities:
Manager – payments on behalf of the Partnership (a)	$12,333	15,957
Management fee payable to CSM (b)	1,353	1,490

Due to related parties	$13,686	$17,447

Deferred revenue – current (e)	5,198	4,637

Total liabilities	$18,884	$22,084

	For the year ended December 31,
Consolidated Statements of Income	2013	2012	2011
Revenues (c)	$54,974	$69,938	$31,799
Voyage expenses	314	554	165
Vessel operating expenses	17,039	23,634	30,516
General and administrative expenses (d)	3,052	3,092	1,630

(a) Manager - Payments on Behalf of Capital Product Partners L.P . : This line item includes the payments made by the Manager on behalf of the Partnership and its subsidiaries.

(b) Management fee payable to CSM : The amount outstanding as of December 31, 2013 and 2012 represents the management fee payable to CSM as a result of the Management Agreements the Partnership entered into with the Manager.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with Related Parties – Continued

(c) Revenues: The following table includes information regarding the charter agreements were in place between the Partnership and CMTC during 2013 and 2012.

Vessel Name	Time Charter (TC) in years	Commencement of Charter	Termination or earliest expected redelivery	Gross (Net) Daily Hire Rate
M/T Agisilaos	1 TC	08/2011	09/2012	$13.5 ($13.3)
M/T Agisilaos	1 TC	09/2012	09/2013	$13.5 ($13.3)
M/T Agisilaos	1 TC	09/2013	08/2014	$14.3 ($14.1)
M/T Axios	1 TC	06/2012	06/2013	$14.0 ($13.8)
M/T Axios	1 TC	06/2013	05/2014	$14.8 ($14.6)
M/T Arionas	1 TC	10/2011	11/2012	$13.8 ($13.6)
M/T Arionas	1 TC	11/2012	11/2013	$13.8 ($13.6)
M/T Arionas	1 TC	11/2013	10/2014	$14.3 ($14.1)
M/T Alkiviadis	2 TC	06/2010	07/2012	$13.0 ($12.8)
M/T Alkiviadis	1 TC	07/2012	07/2013	$13.4 ($13.2)
M/T Alkiviadis	1 TC	07/2013	06/2014	$14.3 ($14.1)
M/T Amore Mio II	0.9 to 1.2TC	12/2011	03/2012	$18.3 ($18.0)
M/T Amore Mio II	1 TC	12/2013	11/2014	$17.0 ($16.8)
M/T Avax	1 TC	05/2011	05/2012	$14.0 ($13.8)
M/T Avax	1 TC	05/2012	05/2013	$14.0 ($13.8)
M/T Avax	1 TC	05/2013	10/2013	$14.8 ($14.6)
M/T Akeraios	1 TC	07/2011	07/2012	$14.0 ($13.8)
M/T Akeraios	1 TC	07/2012	07/2013	$14.0 ($13.8)
M/T Akeraios	1.5 TC	07/2013	12/2014	$15.0 ($14.8)
M/T Apostolos	1 TC	09/2012	10/2013	$14.0 ($13.8)
M/T Apostolos	1.2 to 1.5 TC	10/2013	12/2014	$14.9 ($14.7)
M/T Anemos I	1.2 to 1.5 TC	12/2013	02/2015	$14.9 ($14.7)
M/T Aristotelis	1.5 to 2 TC	12/2013	06/2015	$17.0 ($16.8)
M/T Miltiadis M II	1 TC	03/2012	09/2012	$18.3 ($18.0)
M/T Alexander the Great(1)	1TC	11/2011	12/2012	$28.0 ($27.7)
M/T Amoureux	1+1 TC	10/2011	1/2014	$20.0+$24.0 ($19.8+$23.7)
M/T Aias	1+1 TC	11/2011	12/2013	$20.0+$24.0 ($19.8+$23.7)
M/T Aias	1 TC	12/2013	11/2014	$24.0 ($23.7)
M/T Agamemnon	1 TC	03/2013	10/2013	$14.5
M/T Achilleas (1)	1TC	01/2012	12/2012	$28.0 ($27.7)

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

(e) Deferred Revenue: As of December 31, 2013 and 2012 the Partnership received cash in advance for revenue earned in a subsequent period from CMTC.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

5. Vessels, net

An analysis of vessels is as follows:

Net book Value
Carrying amount as at January 1, 2012	$1,073,986

Acquisition and improvements	133,105
Disposals	(156,128)
Impairment of vessels	(43,178)
Depreciation	(48,235)

Carrying amount as at December 31, 2012	$959,550

Acquisitions and improvements	308,141
Disposals	(38,923)
Depreciation	(51,949)

Carrying amount as at December 31, 2013	$1,176,819

All of the Partnership’s vessels as of December 31, 2013 have been provided as collateral to secure the Partnership’s credit facilities.

On November 28, 2013, the Company acquired the M/T Aristarchos (renamed M/T Aristotelis), a 51,604 dwt eco type medium range product tanker built in 2013, from an unrelated third party, for a total consideration of $38,141 including initial expenses of $111. The acquisition price was funded from the selling proceeds of the M/T Agamemnon II and from the Partnership’s available cash.

On November 5, 2013, the Company disposed the M/T Agamemnon II a 51,238 dwt chemical tanker built in 2008 for net proceeds of $32,192 to an unrelated third party. The Partnership realized a net loss on this disposal of $7,073 as the carrying value of the vessel at the time of her disposal was $38,923. This net loss is presented in the Partnership’s consolidated statements of comprehensive income / (loss) as “Loss / (gain) on sale of vessels to third parties”. For the year ended December 31 2013, the Partnership has unpaid expenses relating to this sale of $343

On September 11, 2013, the Company acquired the shares of Anax Container Carrier S.A., the vessel owning company of the M/V Hyundai Prestige renamed to CCNI Angol, Thiseas Container Carrier S.A., the vessel owning company of the M/V Hyundai Privilege and Cronus Container Carrier S.A., the vessel owning company of the M/V Hyundai Platinum (Note 3). The vessels were recorded in the Partnership’s financial statements at their respective fair values of $54,000 each as quoted by independent brokers at the time of their acquisition by the Partnership

On March 20 and March 27, 2013, the Company acquired the shares of Hercules Container Carrier S.A., the vessel owning company of M/V Hyundai Premium, and Iason Container Carrier S.A., the vessel owning company of the M/V Hyundai Paramount, respectively (Note 3). The vessels were recorded in the Partnership’s financial statements at their respective fair values of $54,000 each as quoted by independent brokers at the time of their acquisition by the Partnership.

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

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

5. Vessels, net – Continued

In relation to the transaction described above the Partnership recorded an impairment charge of $43,178 which represents the difference between the carrying value of the M/T Achilleas and the M/T Alexander the Great of $180,928 and the fair market value of these vessels of $137,750 as quoted by independent brokers and is presented as “Vessels’ impairment charge” in the Partnership’s consolidated statements of comprehensive income / (loss). The vessel-owning companies of the M/T Achilleas and the M/T Alexander the Great were deconsolidated from the Partnership accounts as of the date of their disposal to CMTC. Results of operations, cash flows, and assets and liabilities of these vessels prior to their disposal to CMTC are included in the Partnership’s consolidated financial statements.

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

6. Above market acquired charters

On September 11, 2013 the Partnership acquired the shares of Anax Container Carrier S.A., Thiseas Container Carrier S.A. and Cronus Container Carrier S.A., the vessel owning companies of the M/V Hyundai Prestige renamed to CCNI Angol, M/V Hyundai Privilege, and M/V Hyundai Platinum, respectively, from CMTC with outstanding time charters to Hyundai which were above the market rates for equivalent time charters prevailing at the time of acquisition. The present value of the above market acquired time charters were estimated by the Partnership at $19,094, $19,329 and $19,358, respectively, and recorded as an asset in the consolidated balance sheet as of the acquisition date (Note 3).

On March 20 and March 27, 2013 the Partnership acquired the shares of Hercules Container Carrier S.A. and Iason Container Carrier S.A., the vessel owning companies of M/V Hyundai Premium and M/V Hyundai Paramount, respectively, from CMTC with outstanding time charters to Hyundai which were above the market rates for equivalent time charters prevailing at the time of acquisition. The present value of the above market acquired time charters were estimated by the Partnership at $19,707 and $19,768, respectively, and recorded as an asset in the consolidated balance sheet as of the acquisition date (Note 3).

In December 22, 2012 the Partnership acquired the shares of Agamemnon and Archimidis, from CMTC with outstanding time charters to Maersk which were above the market rates for equivalent time charters prevailing at the time of acquisition. The present value of the above market acquired time charters were estimated by the Partnership at $2,250 each, and recorded as an asset in the consolidated balance sheet as of the acquisition date (Note 3).

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

For the years ended December 31, 2013, 2012 and 2011 revenues included a reduction of 13,594, $7,904 and $5,489 as amortization of the above market acquired charters, respectively.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

6. Above market acquired charters – Continued

An analysis of above market acquired charters is as follows:

Above market acquired charters	M/V Cape Agamemnon	M/T Assos	M/V Agamemnon	M/V Archimidis	M/V Hyundai Premium	M/V Hyundai Paramount	M/V Hyundai Prestige	M/V Hyundai Privilege	M/V Hyundai Platinum	Total
Carrying amount as at January 1, 2012	$45,543	$5,581	$—	$—	$—	$—	$—	$—	$—	$51,124
Acquisitions	—	—	2,250	2,250	—	—	—	—	—	4,500
Amortization	(5,372)	(2,488)	(23)	(21)	—	—	—	—	—	(7,904)
Carrying amount as at December 31, 2012	$40,171	$3,093	$2,227	$2,229	$—	$—	$—	$—	$—	$47,720
Acquisitions	—	—	—	—	19,707	19,768	19,094	19,329	19,358	97,256
Amortization	(5,357)	(2,481)	(864)	(797)	(1,311)	(1,240)	(519)	(513)	(512)	(13,594)
Carrying amount as at December 31, 2013	$34,814	$612	$1,363	$1,432	$18,396	$18,528	$18,575	$18,816	$18,846	$131,382

As of December 31, 2013 the remaining carrying amount of unamortized above market acquired time and bare-boat charters was $131,382 and will be amortized in future years as follows:

For the twelve month period ended December 31,	M/V Cape Agamemnon	M/T Assos	M/V Agamemnon	M/V Archimidis	M/V Hyundai Premium	M/V Hyundai Paramount	M/V Hyundai Prestige	M/V Hyundai Privilege	M/V Hyundai Platinum	Total
2014	$5,357	$612	$863	$796	$1,668	$1,670	$1,693	$1,672	$1,669	$16,000

2015	5,357	-	500	636	1,668	1,670	1,693	1,672	1,669	14,865

2016	5,372	-	-	-	1,668	1,670	1,697	1,675	1,674	13,756

2017	5,357	-	-	-	1,668	1,670	1,693	1,672	1,669	13,729

2018	5,357	-	-	-	1,668	1,670	1,693	1,672	1,669	13,729

Thereafter	8,014	-	-	-	10,056	10,178	10,106	10,453	10,496	59,303
Total	$34,814	$612	$1,363	$1,432	$18,396	$18,528	$18,575	$18,816	$18,846	$131,382

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

7. Long-Term Debt

Long-term debt consists of the following:

	Bank Loans	Entity	As of December 31, 2013	As of December 31, 2012	Margin
(i)	Issued in April, 2007 maturing in June, 2017	Capital Product Partners L.P.	$250,850	$250,850	2.00%
(ii)	Issued in March, 2008 maturing in March 2018	Capital Product Partners L.P.	$238,465	188,515	3.00%
(iii)	Issued in June 2011 maturing in March 2018	Capital Product Partners L.P.	$19,000	19,000	3.25%
(iv)	Issued in September 2013 maturing in December 2020	Capital Product Partners L.P.	$75,000	-	3.50%
	Total		$583,315	$458,365
	Less: Current portion		$5,400	-
	Long-term portion		$577,915	$458,365

As at December 31, 2013, the amounts drawn down under the Partnership’s four credit facilities were as follows:

Vessel / Entity	Date	$370,000 Credit Facility (i)	$350,000 Credit Facility (ii)	$25,000 Credit Facility (iii)	$225,000 Senior Secured Credit Facility (iv)
M/T Akeraios	07/13/2007	$46,850	$—	$—	$—
M/T Apostolos	09/20/2007	56,000	—	—	—
M/T Anemos I	09/28/2007	56,000	—	—	—
M/T Alexandros II	01/29/2008	48,000	—	—	—
M/T Amore Mio II	03/27/2008	—	46,000	—	—
M/T Aristofanis	04/30/2008	—	11,500	—	—
M/T Aristotelis II	06/17/2008	20,000	—	—	—
M/T Aris II	08/20/2008	24,000	1,584	—	—
M/V Cape Agamemnon	06/09/2011	—	—	19,000	—
M/V Hyundai Premium	03/20/2013	—	24,975	—	—
M/V Hyundai Paramount	03/27/2013	—	24,975	—	—
M/V Hyundai Prestige(CCNI Angol), M/V Hyundai Privilege, M/V Hyundai Platinum	09/06/2013	—	—	—	75,000
Crude Carriers Corp. and its subsidiaries	09/30/2011	—	129,431	—	—

Total		$250,850	$238,465	$19,000	$75,000

In September 2013 the Partnership entered into a new senior secured credit facility of up to $200,000, which was amended in December, 2013 to upsize it up to $225,000, led by ING Bank N.V. in order to partly finance the acquisition cost of certain vessels. The facility is divided in two tranches. Tranche A consisted of $75,000 which was drawn down on September 11, 2013, in order to part finance the acquisition cost of the shares of Anax Container Carrier S.A., Cronus Container Carrier S.A. and Thiseas Container Carrier S.A. that were the owning companies of the 2013-built 5,000 TEU container vessels “Hyundai Prestige” (renamed to “CCNI Angol”), “Hyundai Privilege” and “Hyundai Platinum” respectively (Note 3). Tranche B, consisted of $150,000, which will be available in multiple advances in order to finance up to 50% of the acquisition cost of certain additional ships or to finance the cost of acquiring the issued share capital of an additional vessel owning company. As of December 31, 2013 the Partnership had not drawn down any amount of Tranche B. The facility is repayable in twenty consecutive quarterly installments, beginning in March 2016, in the amount that provides for the overall thirteen and sixteen year repayment profiles on sub facilities A (Tranche A) and B (Tranche B) respectively, after adjustment for the security vessel age at acquisition date and availability period.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

7. Long-Term Debt – Continued

All amounts outstanding, including the balloon payment, will become due and payable in December 2020. The facility bears interest at LIBOR plus a margin of 3.50% and commitment fees of 1.0%.

In November, 2013 the Partnership amended its credit facility of $370,000 in order to replace the M/T Agamemnon II which was sold on November 5, 2013 (Note 5) with the M/T Aristotelis as a security.

In March, 2013, the Partnership’s credit facility of $350,000 was converted into a term loan, and the undrawn amount of $1,420 was cancelled.

On March 20, and March 27, 2013, the Partnership had drawn in total the amount of $54,000 from the undrawn portion of its $350,000 credit facility in order to partly finance the acquisition of the vessel owning companies of the M/V Hyundai Premium and the M/V Hyundai Paramount respectively (Note 3). The amount of $54,000 is payable in twenty equal consecutive quarterly installments of $1,350 commencing in June 2013 plus a balloon payment of $27,000 in March 2018.

Following the exchange of the M/T Achilleas with the M/V Agamemnon and the M/T Alexander the Great with the M/V Archimidis in December 2012, the Partnership prepaid from its available cash the amount of $5,149 and the M/V Archimidis and the M/V Agamemnon replaced the M/T Alexander the Great and the M/T Achilleas as collateral under its credit facility of $350,000.

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

On April 4, 2012, an amount of $10,500 was repaid on the Partnership’s revolving credit facility of $370,000, from the proceeds of the disposal of its vessel M/T Aristofanis.

On February 15, 2012, an amount of $10,000 was repaid on the Partnership’s revolving credit facility of $370,000, from the proceeds of the disposal of its vessel M/T Attikos.

The Partnership’s credit facilities contain customary ship finance covenants, including restrictions as to: changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of vessels, the ratio of EBITDA to Net Interest Expenses shall be no less than 2:1, minimum cash requirement of $500 per vessel, as well as the ratio of net Total Indebtedness to the aggregate Market Value of the total fleet shall not exceed 0.725:1. The credit facilities also contain the collateral maintenance requirement in which the aggregate average fair market value, of the collateral vessels shall be no less than 125% of the aggregate outstanding amount under these facilities. Also the vessel-owning companies may pay dividends or make distributions when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. As of December 31, 2013 and 2012 the Partnership was in compliance with all financial debt covenants.

The credit facilities have a general assignment of the earnings, insurances and requisition compensation of the respective vessel or vessels. Each also requires additional security, including: pledge and charge on current account; corporate guarantee from each of the thirty vessel-owning companies, and mortgage interest insurance.

The Partnership’s credit facilities contain a “Market Disruption Clause” where the lenders, at their discretion, may impose additional interest margin if their borrowing rate exceeds effective interest rate (LIBOR) stated in the loan agreement with the Partnership. For the years ended December 31, 2013, 2012 and 2011 the Partnership incurred an additional interest expense in the amount of $0, $373 and $1,290 respectively due to the “Market Disruption Clause”.

For the years ended December 31, 2013, 2012 and 2011, the Partnership recorded interest expense of $14,982, $25,788 and $32,216, respectively. As of December 31, 2013 and 2012 the weighted average interest rate of the Partnership’s loan facilities was 2.81% and 3.11%, respectively.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

7. Long-Term Debt – Continued

The required annual loan payments to be made subsequent to December 31, 2013 are as follows:

	$370,000 Credit Facility (i)	$350,000 Credit Facility (ii)	$25,000 Credit Facility (iii)	$225,000 Senior Secured Credit Facility (iv)	Total
2014	$-	$5,400	$-	$-	$5,400
2015	-	5,400	-	-	5,400
2016	51,900	36,819	4,000	5,769	98,488
2017	198,950	36,819	4,000	5,769	245,538
2018	-	154,027	11,000	5,769	170,796
Thereafter	-	-	-	57,693	57,693

Total	$250,850	$238,465	$19,000	$75,000	$583,315

8. Derivative Instruments

The Partnership had entered into fourteen interest rate swap agreements in order to mitigate the exposure from interest rate fluctuations. Nine of the Partnership’s interest rate swap agreements under its $370,000 credit facility expired as of June 29, 2012 and one was terminated upon the disposal of the M/T Attikos and the M/T Aristofanis. During the year ended December 31, 2012, the Partnership terminated one interest rate swap agreement in full and one partially under its $350,000 credit facility. During the year ended December 31, 2013, the Partnership’s three remaining swaps with a notional amount of $59,084 expired.

All derivatives are carried at fair value on the consolidated balance sheet at each period end. Balances as of December 31, 2013 and December 31, 2012 are as follows:

	December 31, 2013		December 31, 2012
	Interest Rate Swaps	Total	Interest Rate Swaps	Total
Short-term liabilities	$-	$-	$467		$467
Long-term liabilities	$-	$-	$-	$

Total	$-	$-	$467		$467

Tabular disclosure of financial instruments is as follows:

Derivative Liabilities
Balance sheet location	As of December 31, 2013 Fair value	As of December 31, 2012 Fair value
Derivatives designated as hedging instruments – effective hedges
Derivative instruments long-term liabilities.	$-	$-
Derivative instruments short-term liabilities.	$-	$100

Total derivatives not designated as hedging instruments – ineffective hedges
Derivative instruments short-term liabilities.	$-	$367

Total Derivative Liabilities	$-	$467

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

8. Derivative Instruments – Continued

The table below shows the effective portion of the hedging relationship of the Partnership’s derivatives designated as hedging instruments recognized in Other Comprehensive Income (“OCI”), the realized losses from net interest rate settlements transferred from OCI into the Partnership’s consolidated statements of comprehensive income / (loss) and the amounts recognized in the consolidated statements of comprehensive income / (loss) arising from the hedging relationships not qualifying for hedge accounting for the years ended December 31, 2013, 2012 and 2011, respectively:

Derivatives designated in cash flow hedging relationships recognized in OCI (Effective Portion)	Change in Fair Value of Hedging instrument recognized in OCI (Effective Portion)			Location of Gain/(loss) Reclassified into consolidated statements of comprehensive /income (Effective Portion)	Amount of Loss Reclassified from OCI into consolidated statements of comprehensive income (Effective Portion)			Amount of Gain recorded in OCI (Effective Portion)			Location of Gain/(loss) Recognized in the consolidated statements of comprehensive /income (ineffective portion)	Amount of Gain/(Loss) recognized the consolidated statements of comprehensive / income
	2013	2012	2011		2013	2012	2011	2013	2012	2011		2013	2012	2011

Interest rate swaps	(4)	(1,903)	(4,234)	Interest expense and finance cost	(466)	(12,665)	(21,752)	462	10,762	17,518		4	1,448	2,310

The Partnership follows the accounting guidance for derivative instruments that establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

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

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Derivatives	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2012	$467	—	$467	—

December 31, 2013	$—	—	$—	—

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

8. Derivative Instruments – Continued

Since March 31, 2012 and May 23, 2012 two out of three interest rate swaps did not qualify as cash flow hedges and the changes in their fair value was recognized in the consolidated statements of comprehensive income / (loss) whilst the third interest rate swap agreement qualified as a cash flow hedge and the changes in its fair value is recognized in accumulated other comprehensive income / (loss). As a result the amount of $1,400 and $50, which was part of the Partnership’s accumulated other comprehensive income / (loss) (“OCL”) as of March 31, 2012 and May 23, 2012 respectively, were attributable to the two ineffective hedges and were being amortized over their respective remaining term up to their maturity date March 27, 2013 and March 28, 2013, respectively in the Partnership’s consolidated statements of comprehensive income by using the effective interest rate method.

The net result of the accumulated OCL amortization and the change of the fair value of certain interest rate swap agreements of $4, $1,448 and $2,310 is presented under other non operating income (expense) net as a “Gain on interest rate swap agreement” in the Partnership’s consolidated statements of comprehensive income/(loss)for the years ended December 31, 2013, 2012 and 2011, respectively.

9. Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31,
	2013	2012
Accrued loan interest and loan fees	$312	$62
Accrued operating expenses	2,501	1,311
Accrued voyage expenses and commissions	1,543	909
Accrued general and administrative expenses	1,031	499
Total	$5,387	$2,781

10. Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses consist of the following:

	For the years ended December 31,
	2013	2012	2011
Voyage expenses:
Commissions	$2,742	$1,752	$1,844
Bunkers	2,473	3,921	8,400
Port expenses	226	-	1,390
Other	649	(5)	96

Total	$6,090	$5,668	$11,730

Vessel operating expenses:
Crew costs and related costs	$21,154	$13,230	$2,963
Insurance expense	3,780	2,830	784
Spares, repairs, maintenance and other expenses	6,545	2,231	390
Stores and lubricants	5,022	3,115	651
Management fees	16,395	21,784	29,279
Vetting, insurances, spares and repairs (Note 4)	644	1,850	1,237
Other operating expenses	1,783	720	161

Total	$55,323	$45,760	$35,465

11. Income Taxes

Under the laws of the Marshall Islands, the country in which the vessel-owning subsidiaries were incorporated, these companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes in the country in which the vessels are registered and managed from, which have been included in vessel operating expenses in the accompanying consolidated statements of comprehensive income / (loss).

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

The jurisdictions where the Partnership’s vessel-owning subsidiaries are incorporated each grants an “equivalent exemption” to United States corporations with respect to each type of shipping income earned by the Partnership’s ship-owning subsidiaries. Additionally, our units are only traded on the Nasdaq Global Market, which is considered to be established securities market. The Partnership has satisfied the Publicly-Traded Test for the years ended December 31, 2013, 2012 and 2011 and the ship-owning subsidiaries are exempt from United States federal income taxation with respect to U.S.-source shipping income.

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

13. Partners’ Capital

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

General Partner Interest and Incentive Distribution Rights: The General Partner has an approximate 2% interest in the Partnership as well as the incentive distribution rights. In accordance with Section 5.2(b) of the Partnership Agreement, upon the issuance of additional units by the Partnership, the general partner may elect to make a contribution to the Partnership to maintain its 2% interest.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

13. Partners’ Capital – Continued

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. The Partnership’s general partner as of December 31, 2013, 2012 and 2011 holds the incentive distribution rights.

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

In August 2013, the Partnership completed successfully an equity offering of 13,685,000 common units, including 1,785,000 common units representing the overallotment option which was fully exercised, at a net price of $9.25 per common unit, receiving proceeds of $120,696 after the deduction of the underwriters’ commissions. After the deduction of expenses relating to this equity offering the net proceeds of this offering amounted to $119,811. The net proceeds were used to partially fund the acquisition cost of the vessel owning companies of the M/V Hyundai Prestige, the M/V Hyundai Privilege and the M/V Hyundai Platinum from CMTC (Note 3). CMTC participated in both the offering and the exercise of the over-allotment option and purchased 279,286 units at the public offering price, subsequently, in August 2013, converting 349,700 common units into general partner units in order CGP to maintain its 2% interest in the Partnership.

During 2013 various investors’ holders of Class B Convertible Preferred Units converted 5,733,333 Class B Convertible Preferred Units into common units.

On March 15, 2013 the Partnership entered into a Class B Convertible Preferred Unit Subscription Agreement (the “Agreement”) in order to issue 9,100,000 Class B Convertible Preferred Units at a price of $8.25 per Class B Convertible Preferred Unit to a group of investors including among others Kayne Anderson Capital Advisors L.P., Oaktree Capital Management, L.P. and CMTC. The Partnership used the net proceeds of $72,557 to partially fund the acquisition of the vessel owning companies of the M/V Hyundai Premium and the M/V Hyundai Paramount from CMTC (Note 3).

On May 23, and June 6, 2012 the Partnership entered into a Class B Convertible Preferred Unit Subscription Agreement (the “Agreement”) with various investors. According to this Agreement the Partnership issued 15,555,554 Class B Convertible Preferred Units to a group of investors including Kayne Anderson Capital Advisors L.P., Swank Capital LLC, Salient Partners, Spring Creek Capital LLC, Mason Street Advisors LLC and CMTC for net proceeds of $136,419. The Partnership used the net proceeds to prepay part of its debt (Note 7). The holders of the Class B Convertible Preferred Units have the right to convert all or a portion of such Class B Convertible Preferred Units at any time into Common Units at the conversion price of $9 per Class B Convertible Preferred Unit and a conversion rate of one Common Unit per one Class B Convertible Preferred Unit. The Conversion Ratio and the Conversion Price shall be adjusted upon the occurrence of certain events as described to the Agreement.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

13. Partners’ Capital – Continued

Commencing on May 23, 2015, in the event the 30-day volume-weighted average trading price (“VWAP”) and the daily VWAP of the Common Units on the National Securities Exchange on which the Common Units are listed or admitted to trading exceeds 130% of the then applicable Conversion Price for at least 20 Trading Days out of the 30 consecutive Trading Day period used to calculate the 30-day VWAP (the “Partnership Mandatory Conversion Event”) the Partnership acting pursuant to direction and approval of the Conflicts Committee (following consultation with the full board of directors), shall have the right to convert the Class B Convertible Preferred Units then outstanding in whole or in part into Common Units at the then-applicable Conversion Ratio.

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

As of December 31, 2013 and 2012 our partners’ capital included the following units:

	As of December 31, 2013	As of December 31, 2012
Common units	88,440,710	69,372,077
General partner units	1,765,457	1,415,757
Preferred units	18,922,221	15,555,554

Total partnership units	109,128,388	86,343,388

During the years ended December 31, 2013, 2012 and 2011, the Partnership declared and paid dividends amounting to $88,241, $73,316 and $45,116, respectively.

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

On August 25 and 31, 2010 CGP awarded 448,000 and 347,200 unvested units to Employees and Non-Employees, respectively. Awards granted to certain Employees vest in three equal annual installments. The remaining awards vested on August 31, 2013.

All unvested units were conditional upon the grantee’s continued service as Employee and/or Non-Employee until the applicable vesting date.

The unvested units accrued distributions as declared and paid which were retained by the custodian of the Plan until the vesting date at which were payable to the grantee. As unvested unit grantees accrued distributions on awards that were expected to vest, such distributions were charged to Partner’s capital.

b. Crude’s Equity Incentive Plan

On March 1, 2010 Crude adopted an equity incentive plan according to which Crude issued 399,400 shares out of 400,000 restricted shares that were authorized. Members of the board of directors were considered to be employees of Crude (“Employees”), while employees of Crude’s affiliates and other eligible persons under this plan were not considered to be employees of Crude (“Non-Employees”). Awards granted to certain Employees vest in three equal annual installments. The remaining awards vested on August 31, 2013.

All unvested units were conditional upon the grantee’s continued service as Employee and/or Non-Employee until the applicable vesting date.

The unvested units accrued distributions as declared and paid which were retained by the custodian of the Plan until the vesting date at which were payable to the grantee. As unvested shares grantees accrued dividends on awards that were expected to vest, such dividends were charged to Stockholders’ equity prior to Crude’s acquisition and were charged to the Partner’s capital subsequently to the acquisition.

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

	Employee equity compensation		Non-Employee equity compensation
Unvested Units	Units	Grant-date fair value	Units	Award-date fair value
Unvested on January 1, 2013	338,135	$2,521	650,464	$4,736
Vested	338,135	2,521	650,464	4,736

Unvested on December 31, 2013	—	$—	—	$—

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

14. Omnibus Incentive Compensation Plan – Continued

For the year ended December 31, 2013, 2012, and 2011 the equity compensation expense that has been charged in the consolidated statements of comprehensive income / (loss) was $1,216, $1,834 and $1,358 for the Employee awards and $2,312, $1,992 and $1,097 for the Non-Employee awards, respectively. This expense has been included in general and administrative expenses for each respective year.

The Partnership has used the straight-line method to recognize the cost of the awards.

15. Net Income / (Loss) Per Unit

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

Excluding the non-cash gain from bargain purchase for the years ended December 31, 2013 and 2011 and vessels’ impairment charge for the year ended December 31, 2012, as these were not distributed to the Partnership’s unit holders the Partnership’s net income for the respective years did not exceed the First Target Distribution Level, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’s interest in net income.

All common unit equivalents were antidilutive for the year ended December 31, 2012 because the limited partners were allocated a net loss in this period. The Partnership excluded the dilutive effect of 1,187,130 non-vested unit awards in calculating dilutive EPU for its common unitholders as of December 31, 2011 as they were anti-dilutive. The non-vested units are participating securities because they received distributions from the Partnership and these distributions did not have to be returned to the Partnership if the non-vested units were forfeited by the grantee.

BASIC	2013	2012	2011
Numerators
Partnership’s net income	$99,481	$(21,189)	$87,120
Less:
Partnership’s net income available to preferred unit holders	18,805	10,809	-
General Partner’s interest in Partnership’s net income	1,598	(640)	1,742
Partnership’s net income allocable to unvested units	678	-	1,571
Partnership’s net income available to common unit holders	$78,400	$(31,358)	$83,807
Denominators
Weighted average number of common units outstanding, basic	75,645,207	68,256,072	47,138,336
Net income per common unit:
Basic	$1.04	$(0.46)	$1.78

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

15. Net Income / (Loss) Per Unit – Continued

DILUTED	2013	2012	2011
Numerators
Partnership’s net income available to common unit holders	$99,481	$(21,189)	$87,120
Less:
General Partner’s interest in Partnership’s net income	1,574	(640)	1,742
Partnership’s net income available to preferred unit holders	18,805	10,809	-
Partnership’s net income allocable to unvested units	678	-	1,571
Add:
Partnership’s net income available to preferred unit holders	18,805	-	-
Partnership’s net income allocable to unvested units	678	-	-
	$97,907	$(31,358)	$83,807
Denominators
Weighted average number of common units outstanding, basic	75,645,207	68,256,072	47,138,336
Dilutive effect of preferred units	21,069,664	-	-
Dilutive effect of unvested shares	654,265	-	-
Weighted average number of common units outstanding, diluted	97,369,136	68,256,072	47,138,336
Net income per common unit:
Diluted	$1.01	$(0.46)	$1.78

16. Gain on sale of claim

On November 14, 2012, OSG and certain of its subsidiaries made a voluntary filing for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Partnership had three IMO II/III Chemical/Product tankers (M/T Alexandros II, M/T Aristotelis II and M/T Aris II) or (the “Vessels”), all built in 2008 by STX Offshore & Shipbuilding Co. Ltd. with long term bareboat charters to subsidiaries of OSG (“Original Charter Contracts” or “Rejected Charters”).

After discussions with OSG, the Partnership agreed to enter into new charter contracts (“New Charter Contracts”) with OSG on substantially the same terms as the Original Charter Contracts, but at a bareboat rate of $6.3 per day per vessel instead of $13.0 per day per vessel as per the Original Charter Contracts. The new charters were approved by the Bankruptcy Court on March 21, 2013 and were effective as of March 1, 2013. On the same date, the Bankruptcy Court also rejected the Original Charter Contracts as of March 1, 2013. Rejection of each charter constitutes a material breach of such charter. On May 24, 2013, the Partnership filed claims (the “Claims”) against each of the charterers and their respective guarantors for damages resulting from the rejection of each of the Original Charter Contracts, including, among other things, the difference between the reduced amount of the New Charter Contracts and the amount due under each of the Rejected Charters. The total claim amount of the three claims stood at $54,096 (“Total Claim Amount”).

The Partnership unconditionally and irrevocably sold, transferred and assigned to Deutsche Bank, 100% of its right, title, interest, claims and causes of action in and to arising in connection with all three of the claims that the vessel-owning subsidiaries have against OSG, via Assignment Agreements signed on June 25, 2013, thus releasing the Partnership of any payments or distributions of money or property in respect of the claim to be delivered or made to Deutsche Bank. In connection with the Assignment Agreements, on July 2, 2013, Deutsche Bank filed with the Bankruptcy Court six separate Evidences of Transfer of Claim, each pertaining to the Partnership’s vessel-owning subsidiaries’ claims against each charterer party to the original three charter agreements and each respective guarantor thereof.

On June 26, 2013 pursuant to the Assignment Agreements, the Partnership received from Deutsche Bank an amount of $32,000 as part payment for the assignment of the three claims. On December 18, 2013 the Partnership and Deutsche Bank entered into a Settlement Notice and Refund Modification Agreement according to which the maximum amount to be refunded to Deutsche Bank will be $644 which is presented under “Accrued liabilities” in the Partnership’s consolidated Balance Sheets.

Consequently, the Partnership has recorded the amount of $31,356 which represents the difference between the proceeds of $32,000 the Partnership received by Deutsche Bank and the maximum amount to be refunded to Deutsche Bank of $644, as “Gain on sale of claim” in its consolidated statement of comprehensive income / (loss).

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

17. Commitments and Contingencies

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

The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, the Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the consolidated financial statements.

An estimated loss from a contingency should be accrued by a charge to expense and a liability recorded only if all of the following conditions are met:

•	Information available prior to the issuance of the financial statement indicates that it is probable that a liability has been incurred at the date of the financial statements.

•	The amount of the loss can be reasonably estimated.

(a)	Lease Commitments: The vessel-owning subsidiaries of the Partnership have entered into time and bareboat charter agreements, which as of December 31, 2013 are summarized as follows:

Vessel Name	Time Charter (“TC”)/ Bare Boat Charter (“BC”) (Years)	Commencement of Charter	Charterer	Profit Sharing (1)	Gross Daily Hire Rate (Without Profit Sharing)
M/V Archimidis (4)	3+2+1+1 TC	11/2012	Maersk.		$34.0
M/V Agamemnon (4)	3+2+1+1 TC	06/2012	Maersk		$34.0
M/T Amoureux	1 TC	1/2014	CMTC (6)	50/50(6)	$24.0
M/T Aias	1 TC	12/2013	CMTC (6)	50/50(6)	$24.0
M/T Atlantas (M/T British Ensign) (8)	5+3+2+1 BC	04/2006	BP		$15.2 (5y) $13.5 (3y) $6.8 (2y)
M/T Aktoras (M/T British Envoy) (8)	5+3+1.5+1 BC	07/2006	BP		$15.2 (5y) $13.5 (3y) $7.0 (1.5y)
M/V Cape Agamemnon	10 TC	07/2010	COSCO Bulk		$42.2
M/T Agisilaos	1 TC	09/2013	CMTC	50/50(3)	$14.3
M/T Arionas	1 TC	11/2013	CMTC	50/50(3)	$14.3
M/T Aiolos (M/T British Emissary) (8)	5+3+2+1 BC	03/2007	BP		$15.2 (5y) $13.5 (3y) $7.0 (2y)
M/T Avax	1+1 TC	10/2013	BP (7)	50/50(3)	$14.8(7)
M/T Axios	1 TC	06/2013	CMTC	50/50(3)	$14.8
M/T Alkiviadis	1 TC	07/2013	CMTC	50/50(3)	$14.3
M/T Assos (M/T Insurgentes)	5 BC	04/2009	Arrendadora Ocean Mexicana, S.A. de C.V renamed to Blue Marine Cargo S.A. de C.V. (“Blue Marine”). (5)		$16.8

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

17. Commitments and Contingencies – Continued

(a)	Lease Commitments – Continued

M/T Atrotos (M/T El Pipila)	5 BC	04/2009	Blue Marine (5)	sss	$16.8
M/T Akeraios	1.5 TC	07/2013	CMTC	50/50(3)	$15.0
M/T Anemos I	1.2 TC	12/2013	CMTC	50/50(3)	$14.9
M/T Apostolos	1.2 TC	10/2013	CMTC	50/50(3)	$14.9
M/T Alexandros II (8) (M/T Overseas Serifos)	5 BC 5 BC	01/2008 05/2013	OSG (2)		$13.0 $6.3
M/T Aristotelis II (8) (M/T Overseas Sifnos)	5 BC 5 BC	06/2008 03/2013	OSG (2)		$13.0 $6.3
M/T Aris II (8) (M/T Overseas Kimolos)	5 BC 5 BC	08/2008 3/2013	OSG (2)		$13.0 $6.3
M/T Aristotelis	1.5 TC	12/2013	CMTC	50/50(3)	$17.0
M/T Ayrton II	1+1 TC	04/2012	BP	50/50(3)	$14.0 (1y)+$15 (1y)
M/T Amore Mio II	1 TC	12/2013	CMTC		$17.0
M/T Miltiadis M II	2 TC	09/2012	Subtec, S.A. de C.V.		$23.2
M/T Hyundai Prestige	12 TC	02/2013	HMM		$29.4
M/T Hyundai Premium	12 TC	03/2013	HMM		$29.4
M/T Hyundai Paramount	12 TC	04/2013	HMM		$29.4
M/T Hyundai Privilege	12 TC	05/2013	HMM		$29.4
M/T Hyundai Platinum	12 TC	06/2013	HMM		$29.4

(1)	Profit sharing refers to an arrangement between vessel-owning companies and charterers to share a predetermined percentage voyage profit in excess of the basic rate.
(2)

On November 14, 2012, OSG made a voluntary filing for relief under Chapter 11 of the U.S. Bankruptcy Code. After discussions with the Partnership and OSG agreed to enter into new charters contracts on substantially the same terms as the prior charters but at a bareboat rate of $6.3 per day. OSG has the option of extending the employment of each vessel following the completion of the bareboat charters for an additional two years on a time chartered basis at a rate of $16.5 per day. OSG has an option to purchase each of the three STX vessels at the end of the eighth, ninth or tenth year of the charter, for $38,000, $35,500 and $33,000, respectively, which option is exercisable six months before the date of completion of the eighth, ninth or tenth year of the charter. The expiration date above may therefore change depending on whether the charterer exercises its purchase option.

(3)	50/50 profit share for breaching IWL (Institute Warranty Limits – applies to voyages to certain ports at certain periods of the year).
(4)

M/V Archimidis and the M/V Agamemnon are employed on time charters with Maersk at a gross day rate of US$34.0 per day with earliest redelivery in October 2015 and July 2015, respectively. Maersk has the option to extend the charter of both vessels for an additional four years at a gross day rate of $31.5 and $30.5 per day, respectively for the fourth and fifth year and $32.0 per day for the final two years. If all options were to be exercised, the employment of the vessels would extend to July 2019 for the M/V Agamemnon and October 2019 for the M/V Archimidis.

(5)	Blue Marine has since delivered these vessels to the state-owned Mexican petroleum company Petroleos Mexicanos.
(6)

The vessel owning companies of the M/T Amoureux and the M/T Aias have entered into a one year time charter with Capital Maritime at a gross rate of $24.0 per day for each vessel with profit share on actual earnings settled every six months. The charters were commenced in January 2014 and December 2013 respectively.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

17. Commitments and Contingencies – Continued

(a)	Lease Commitments – Continued

(7)

The vessel’s actual earnings under its charter will be $14.75 gross per day until May 2014 and $14.8 gross per day between May and October 2014, as the new daily charter rate includes compensation that CMTC will pay to the Partnership for the vessel’s early redelivery in accordance with the terms of the charter party agreement with CMTC. BP has the option to extend the charter for one year at a daily rate of $15.6

(8)

The M/T British Ensign will continue its bareboat charter with BP after the completion of its current charter in April 2014 for an additional 24 months at a bareboat rate of $6.8 per day. BP has the option to extend the duration of the charter for up to a further 12 months either as bareboat charter at a bareboat rate of $7.3 per day for the optional periods if declared or on time charter basis during the optional periods at a time charter rate of $14.3 per day, if declared.

The M/T British Envoy will continue its bareboat charter with BP after the completion of the current charter in July 2014 for an additional 18 months at a bareboat rate of $7.0 per day. BP has the option to extend the charter duration for up to a further 12 months either as a bareboat charter at a bareboat rate $7.3 per day for the optional periods, if declared or as a time charter at a time charter rate of $14.3 per day, if declared.

The M/T British Emissary will continue its bareboat charter with BP after the completion of its current charters in March 2015 for an additional 24 months at a bareboat rate of $7.0 per day. BP has the option to extend the duration of the charter for up to a further 12 months either as bareboat charter at a bareboat rate of $7.3 per day for the optional periods if declared or on a time charter basis during all optional periods at a time charter rate of $14.3 per day if declared.

Future minimum charter hire receipts, excluding any profit share revenue that may arise, based on non-cancelable long-term time and bareboat charter contracts, as of December 31, 2013 were:

Year ended December 31,	Amount
2014	$183,430
2015	104,139
2016	79,454
2017	76,038
2018	70,692
Thereafter	351,292

Total	$865,045

18. Subsequent Events

(a)

Dividends: On January 22, 2014, the board of directors of the Partnership declared a cash distribution of $0.2325 per common unit for the fourth quarter of 2013. The fourth quarter common unit cash distribution was paid on February 14, 2014, to unit holders of record on February 7, 2014.

(b)

Dividends: On January 22, 2014, the board of directors of the Partnership declared a cash distribution of $0.21375 per Class B unit for the fourth quarter of 2013. The cash distribution was paid on February 10, 2014, to Class B unit holders of record on February 3, 2014.