Form 20-F
period 2014-12-31
Capital Product Partners L.P.
filed 2015-02-26
CIK 1392326

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Petros Christodoulou, p.christodoulou@capitalpplp.com

(Name and Email of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common units representing limited partnership interests	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

104,079,960 Common Units

2,124,081 General Partner Units

14,223,737 Class B Convertible Preferred Units

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES  ☒             NO  ☐

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

YES  ☒            NO  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definitions of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                 Accelerated filer  ☐                 Non-accelerated filer  ☐

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

Our disclosure and analysis in this Annual Report concerning our business, operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, financial condition and the markets in which we operate, and involve risks and uncertainties. In some cases, you can identify the forward-looking statements by the use of words such as “may”, “might”, “could”, “should”, “would”, “expect”, “plan”, “anticipate”, “likely”, “intend”, “forecast”, “believe”, “estimate”, “project”, “predict”, “propose”, “potential”, “continue”, “seek” or the negative of these terms or other comparable terminology. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this Annual Report in “Item 3D: Risk Factors” below. These forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

•	expectations regarding our ability to make distributions on our common units and our Class B Convertible Preferred Units (the “Class B Units”), which rank senior to our common units and receive distributions prior to any distributions on our common units;

•	our ability to increase our distributions over time;

•	global economic outlook and growth;

•	shipping conditions and fundamentals, including the balance of supply and demand in the tanker, drybulk and container markets in which we operate, as well as trends and conditions in the newbuilding markets and scrapping of older vessels;

•	increases or decreases in domestic or worldwide oil consumption;

•	future supply of, and demand for, refined products and crude oil;

•	future refined product and crude oil prices and production;

•	our ability to operate in various new markets, including the tanker, drybulk and container carrier markets;

•	tanker, drybulk and container carrier industry trends, including charter rates and factors affecting the chartering of vessels;

•	our future financial condition or results of operations and our future revenues and expenses, including revenues from any profit sharing arrangements, and required levels of reserves;

•	future levels of operating surplus and levels of distributions, as well as our future cash distribution policy;

•	future charter hire rates and vessel values;

•	anticipated future acquisitions of vessels from Capital Maritime & Trading Corp. (“Capital Maritime” or “CMTC”) and from third parties, including the acquisition of three newbuild Daewoo 9,160 TEU eco-flex containerships (collectively, the “Dropdown Containerships”) and two newbuild Samsung eco medium range product tankers (collectively, the “Dropdown Tankers” and, together with the Dropdown Containerships, the “Dropdown Vessels”) and in respect of our rights of first refusal over six newbuild Samsung eco medium range product tankers being purchased by Capital Maritime;

•	anticipated future chartering arrangements with Capital Maritime and third parties;

•	our ability to leverage to our advantage Capital Maritime’s relationships and reputation in the shipping industry;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	our current and future business and growth strategies and other plans and objectives for future operations;

•	our ability to access debt, credit and equity markets;

•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors;

•	our ability to refinance our debt and/or achieve further postponement of any amortization of our debt if necessary under the current terms of our credit facilities;

•	the ability of our customers to meet their obligations under the terms of our charter agreements, including the timely payment of the rates under the agreements;

•	the financial viability and sustainability of our customers;

•	changes in interest rates and any interest rate hedging practices in which we may engage;

•	the debt amortization payments and repayment of debt and settling of interest rate swaps we may make, if any;

•	the effectiveness of our risk management policies and procedures and the ability of counterparties to our derivative contracts to fulfill their contractual obligations;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	our ability to maintain long-term relationships with major refined product importers and exporters, major crude oil companies and major commodity traders, operators and liner companies;

•	the ability of our manager, Capital Ship Management Corp., a subsidiary of Capital Maritime (“Capital Ship Management” or the “Manager”), to qualify for short- and long-term charter business with oil major charterers and oil traders, and drybulk operators and liner companies;

•	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term time charter;

•	our continued ability to enter into long-term, fixed-rate time charters with our charterers and to recharter our vessels as their existing charters expire at attractive rates;

•	the changes to the regulatory requirements applicable to the oil transportation industry, including, without limitation, stricter requirements adopted by international organizations, such as the International Maritime Organization and the European Union, or by individual countries or charterers and actions taken by regulatory authorities and governing such areas as safety and environmental compliance;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, including with new environmental regulations and standards being introduced, as well as with standard regulations imposed by our charterers applicable to our business;

•	the impact of heightened regulations and the actions of regulators and other government authorities, including anti-corruption laws and regulations, as well as sanctions and other governmental actions;

•	our anticipated general and administrative expenses and our costs and expenses under the management agreements and the administrative services agreement with our Manager, and for reimbursement for fees and costs of Capital GP L.L.C., our general partner;

•	increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses;

•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;

•	the impact on operating expenses of the floating fee structure under which an increasing number of our vessels are managed;

•	potential increases in costs and expenses under our management agreements following expiration and/or renewal of such agreements in connection with certain of our vessels;

•	the impact of heightened environmental and quality concerns of insurance underwriters and charterers;

•	the anticipated taxation of our partnership and distributions to our common and Class B unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	expected demand in the shipping sectors in which we operate in general and the demand for our crude oil and product tankers, container and drybulk vessels in particular;

•	the expected lifespan and condition of our vessels;

•	our ability to employ and retain key employees;

•	our track record, and past and future performance, in safety, environmental and regulatory matters;

•	potential liability and costs due to environmental, safety and other incidents involving our vessels;

•	the effects of increasing emphasis on environmental and safety concerns by customers, governments and others, as well as changes in maritime regulations and standards;

•	expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•	our transition in leadership following Mr. Petros Christodoulou’s appointment as Chief Executive Officer and Chief Financial Officer;

•	Capital Maritime’s willingness and ability to fulfill its payment obligations in respect of the Dropdown Vessels to the respective shipyards;

•	the ability of each Dropdown Vessel’s respective shipyard to deliver on time and on specification the respective Dropdown Vessel;

•	the performance and expected cost savings of the Dropdown Vessels and any new technologies incorporated into their construction, at least some of which may not have yet been tested; and

•	future sales of our units in the public market.

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

We have derived the following selected historical financial data for the three years ended December 31, 2014, and as of December 31, 2014 and 2013, from our audited consolidated financial statements (the “Financial Statements”) respectively, appearing elsewhere in this Annual Report. The historical financial data presented as of December 31, 2012, 2011 and 2010 and for the years ended December 31, 2011 and 2010 have been derived from audited financial statements not included in this Annual Report and are provided for comparison purposes only. Our historical results are not necessarily indicative of the results that may be expected in the future. Different factors affect our results of operations, including among others, the number of vessels in our fleet, prevailing charter rates, management and administrative services fees, as well as financing and interest swap arrangements we enter into. Consequently, the below table should be read together with, and is qualified in its entirety by reference to, the Financial Statements and the accompanying notes included elsewhere in this Annual Report. The table should also be read together with “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Our Financial Statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) as described in Note 1 (Basis of Presentation and General Information) to the Financial Statements included herein. All numbers are in thousands of U.S. Dollars, except numbers of units and earnings per unit.

	Year ended December 31,
	2014	2013	2012	2011	2010(1)
Income Statement Data:
Revenues	$119,907	$116,520	$84,012	$98,517	$113,562
Revenues – related party	72,870	54,974	69,938	31,799	11,030
Total revenues	192,777	171,494	153,950	130,316	124,592
Expenses:
Voyage expenses (2)	5,907	5,776	5,114	11,565	7,009
Voyage expenses—related party (2)	338	314	554	165	—
Vessel operating expenses (3)	48,714	38,284	22,126	4,949	1,034
Vessel operating expenses—related party (3)	13,315	17,039	23,634	30,516	30,261
General and administrative expenses	6,316	9,477	9,159	10,609	3,506
Loss / (gain) on sale of vessels to third parties	—	7,073	(1,296)	—	—
Depreciation and amortization	57,476	52,208	48,235	37,214	31,464
Vessels’ impairment charge (9)	—	—	43,178	—	—

Total operating expenses	132,066	130,171	150,704	95,018	73,274

Operating income	60,711	41,323	3,246	35,298	51,318
Gain from bargain purchase	—	42,256	—	82,453	—
Gain on sale of claim	—	31,356	—	—	—
Interest expense and finance costs	(19,225)	(15,991)	(26,658)	(33,820)	(33,259)
Gain on interest rate swap agreement	—	4	1,448	2,310	—

	Year ended December 31,
	2014	2013	2012	2011	2010(1)
Other income	2,526	533	775	879	860

Partnership’s net income / (loss)	$44,012	$99,481	$(21,189)	$87,120	$18,919
Class B unit holders’ interest in our net income	14,042	18,805	10,809	—	—
General partner’s interest in our net income / (loss)	593	1,598	(640)	1,742	359
Limited and subordinated unit holders’ interest in our net income / (loss)	29,377	79,078	(31,358)	85,378	17,577
Net income / (loss) allocable to limited partner per:
Common unit basic	0.31	1.04	(0.46)	1.78	0.54
Common unit diluted	0.31	1.01	(0.46)	1.78	0.54
Weighted–average units outstanding basic
Common units	93,353,168	75,645,207	68,256,072	47,138,336	32,437,314
Weighted–average units outstanding diluted
Common units	93,353,168	97,369,136	68,256,072	47,138,336	32,437,314
Balance Sheet Data (at end of period):
Fixed assets (8)(9)(14)	$1,186,711	$1,176,819	$959,550	$1,073,986	$707,339
Total assets	1,493,095	1,401,772	1,070,128	1,196,289	758,252
Total partners’ capital / stockholders’ equity (4)(5)(6)(7)(10)(11)(12)(13)(15)(16)(17)(18)	872,561	781,426	573,828	517,326	239,760
Number of units	120,427,778	109,128,388	86,343,388	70,787,834	38,720,594
Common units	104,079,960	88,440,710	69,372,077	69,372,077	37,946,183
Class B units	14,223,737	18,922,221	15,555,554	—	—
General Partner units	2,124,081	1,765,457	1,415,757	1,415,757	774,411
Dividends declared per common unit	$0.93	$0.93	$0.93	$0.93	$1.09
Dividends declared per class B unit	0.86	0.86	0.48	—	—

Cash Flow Data:
Net cash provided by operating activities	125,277	129,576	84,798	56,539	50,051
Net cash (used in) / provided by investing activities	(30,327)	(335,346)	15,935	(16,656)	(79,202)
Net cash provided by / (used in) financing activities	5,277	226,191	(110,552)	(18,984)	58,070

(1)	The results of operations for the vessels set out below are included in our income statements for the periods prior to their acquisitions by us, as described below, as these vessels were acquired from an entity under common control. However, such earnings for the periods prior to their acquisitions were not allocated to our unitholders and were not included in the cash available for distribution calculation. Specifically, we refer to the amount of historical earnings per unit for:

a)	the period from January 1, 2010 to June 29, 2010 for the M/T Alkiviadis; and

b)	the period from January 1, 2010 to February 28, 2010 for the M/T Atrotos.

(2)	Vessel voyage expenses primarily consist of commissions, port expenses, canal dues and bunkers.
(3)	Our vessel operating expenses consist of management fees payable to our Manager pursuant to the terms of our three separate management agreements and actual operating expenses such as crewing, repairs and maintenance, insurance, stores, spares, lubricants and other operating expenses incurred by our vessels.
(4)	In February and August 2010, we completed two equity offerings of 6,281,578 and 6,052,254 common units, which include the partial exercise of the underwriters’ overallotment option of 481,578 and 552,254 common units, respectively. During the same periods we issued, in exchange for cash, 128,195 and 123,515 general partner units, respectively, to our general partner in order for it to maintain its 2% interest in us.
(5)	On August 31, 2010, we issued, either directly or through our general partner, 795,200 restricted units to the members of our board of directors, to all employees of our general partner, our Manager, Capital Maritime and certain key affiliates and other eligible persons. Please read “Item 6E: Share Ownership—Omnibus Incentive Compensation Plan” and Note 13 (Omnibus Incentive Compensation Plan) to our Financial Statements included herein for additional information.
(6)

On June 9, 2011, we completed the acquisition of Patroklos Marine Corp., the vessel owning company of the M/V Cape Agamemnon, from Capital Maritime. The acquisition was funded through $1.5 million from available cash and the incurrence of $25.0 million of debt under a new credit facility entered into in 2011 (as amended, the “2011 credit facility”) and the remainder through the issuance of 6,958,000 common units to Capital Maritime. In connection with this transaction, we issued an additional 142,000 common units, which were converted into general partner units and delivered to our general partner in order for it to maintain its 2% interest in us. On September 30, 2011 we completed a merger with Crude Carriers Corp., a corporation incorporated in 2009 under the laws of the Marshall Islands (“Crude Carriers” or “Crude”), in a unit-for-share transaction. The exchange ratio was 1.56 of our common units for each Crude Carriers share.
(7)	In accordance with certain subscription agreements entered into on May 11 and June 6, 2012, we issued a total of 15,555,554 Class B units to a group of investors, including Capital Maritime, and received net proceeds of $136.4 million, which, together with an amount of $13.2 million from our available cash, were used to prepay bank debt of $149.6 million.
(8)	During the first half of 2012, we sold the M/T Attikos and the M/T Aristofanis, the two small tankers in our fleet, to unrelated third parties. The proceeds from these sales plus cash were used to repay bank debt of $20.5 million.
(9)	On December 22, 2012, we acquired all of Capital Maritime’s interest in its wholly owned subsidiaries that owned the two 7,943 twenty foot equivalent (“TEU”) container carrier vessels M/V Archimidis and M/V Agamemnon, in exchange for all of our interest in our wholly owned subsidiaries that owned the two Very Large Crude Carriers (“VLCC”) M/T Alexander the Great and M/T Achilleas. Capital Maritime paid a total net consideration of $0.3 million in connection with this transaction and has waived any compensation for the early termination of the charters of the two VLCCs. In view of this transaction we repaid $5.2 million in debt. As a consequence of this exchange we recognized an impairment charge of $43.2 million in our consolidated statements of comprehensive income / (loss) which was the result of the difference between the carrying and the fair market value of the M/T Alexander the Great and M/T Achilleas on the date of the exchange.
(10)	In accordance with a subscription agreement entered into on March 15, 2013, we issued a total of 9,100,000 Class B units to a group of investors, including Capital Maritime, and received net proceeds of $72.6 million, which, together with a $54.0 million draw down from our existing $350.0 million credit facility entered into in 2008 (as amended, the “2008 credit facility”) and an amount of $3.4 million from our available cash, were used to acquire the shares of two separate vessel owning companies, each of which owns a 5,000 TEU high specification container vessel, built in 2013, from Capital Maritime at a price of $65.0 million each.
(11)	In August 2013, we completed an equity offering of 13,685,000 common units, which included the full exercise of the underwriters’ overallotment option of 1,785,000 common units, receiving net proceeds of $119.8 million after deducting expenses related to the offering. The net proceeds together with a draw down of $75.0 million from our term loan facility of up to $225.0 million we entered into during 2013 (as amended, the “2013 credit facility”), and together with $0.2 million from our available cash were used to fund the acquisition cost of three separate vessel owning companies each of which owned a 5,000 TEU high specification container vessel, built in 2013, from Capital Maritime at a price of $65.0 million each.
(12)	In August 2013, our sponsor converted 349,700 common units into general partner units and delivered such units to our general partner in order for it to maintain its 2% interest in us.
(13)	During 2013, certain holders of our Class B Units converted an aggregate of 5,733,333 Class B Units into common units in accordance with the terms of the partnership agreement.
(14)	In November 2013, we sold the M/T Agamemnon II (51,238 dwt IMO II/III Chemical Product Tanker built 2008, STX Shipbuilding & Offshore, S. Korea) at a price of $33.5 million to unaffiliated third parties. In November 2013, we acquired an eco-type MR product tanker the M/T Aristotelis (51,604 dwt IMO II/III Chemical Product Tanker built 2013, Hyundai Mipo Dockyard Ltd, S. Korea). The acquisition price of $38.0 million was funded from the sale proceeds of the M/T Agamemnon II and from Capital Product Partners L.P.’s (the “Partnership” or “CPLP”) available cash. The M/T Aristotelis replaced the M/T Agamemnon II as a security under the Partnership’s credit facility entered into in 2007 of $370.0 million (as amended, the “2007 credit facility”).
(15)	In September 2014, we completed an equity offering of 17,250,000 common units, which included the full exercise of the underwriters’ overallotment option of 2,250,000 common units, receiving net proceeds of $173.5 million after deducting expenses related to the offering. The net proceeds were used to repurchase from Capital Maritime 5,950,610 common units at an aggregate price of $60.0 million and to cancel such common units. Furthermore, the Partnership used the amount of $30.2 million of the net proceeds of the offering as an advance payment to Capital Maritime in connection with the acquisition of the Dropdown Vessels, which have delivery dates between March 2015 and November 2015. The total acquisition cost for these five vessels is $311.5 million. The remaining proceeds of this offering will be used for general partnership purposes.
(16)	In September 2014, our sponsor converted 358,624 common units into general partner units and delivered such units to our general partner in order for it to maintain its 2% interest in us.
(17)	During 2014, certain holders of our Class B Units, including Capital Maritime, converted an aggregate of 4,698,484 Class B Units into common units in accordance with the terms of the partnership agreement.

Please read “Item 4A: History and Development of the Partnership” and Note 3 (Acquisitions), Note 5 (Vessels), Note 7 (Long Term Debt), and Note 12 (Partners’ Capital) to our Financial Statements included herein for additional information.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

An investment in our securities involves a high degree of risk. Some of the following risks relate principally to the countries and the industry in which we operate and the nature of our business in general. Although many of our business risks are comparable to those a corporation engaged in a similar business would face, limited partner interests are inherently different from the capital stock of a corporation. In particular, if any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In that case, we might not be able to pay distributions on our common units or Class B Units, the trading price of our common units could decline and you could lose all or part of your investment. The risks described below also include forward-looking statements and our actual results may differ substantially from those discussed in such forward-looking statements. For more information, please read “Forward-Looking Statements” above.

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

Oil has been one of the world’s primary energy sources for a number of decades. The global economic growth of previous years had a significant impact on the demand for oil and subsequently on the oil trade and shipping demand. However, the past several years were marked by a major economic slowdown which has had, and continues to have, a significant impact on world trade, including the oil trade. Global economic conditions remain fragile with significant uncertainty remaining with respect to recovery prospects, levels of recovery and long-term economic growth effects. In particular, the uncertainty surrounding the future of the Euro zone, the economic prospects of the United States and the future economic growth of China, Brazil, Russia, India and other emerging markets are all expected to affect demand for product and crude tankers going forward. Demand for oil and refined petroleum products remains weak as a result of the weak global economic environment and a general global trend towards energy efficient technologies, which in combination with the diminished availability of trade credit and deteriorating international liquidity conditions, led to decreased demand for tanker vessels, creating downward pressure on charter rates. This economic downturn has also affected vessel values overall. Despite global oil demand growth remaining marginally positive for 2014, during the last half of calendar year 2014, energy prices sharply declined and average spot and period charter rates for product and crude tankers remained, and continue to be, at below historically average rates. If oil demand grows in the future, it is expected to come primarily from emerging markets which have been historically volatile, such as China and India, and a slowdown in these countries’ economies may severely affect global oil demand growth, and may result in protracted, reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

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

Charter rates for tanker vessels are highly volatile and are currently below historically average rates and may further decrease in the future, which may adversely affect our earnings and our ability to make cash distributions, as we may not be able to recharter our vessels or we may not be able to recharter them at competitive rates.

The shipping industry is cyclical, which may result in volatility in charter hire rates and vessel values. We may not be able to successfully charter our vessels in the future or renew existing charters at the same or similar rates. Charter hires are currently below historically average rates and may further decrease in the future, which may adversely affect our earnings as we may not be able to recharter our vessels for period charters at competitive rates or at all. We are particularly exposed to the fundamentals of the product and crude tanker markets as the majority of the vessels in our fleet are tankers and the majority of period charters scheduled to expire over the next 12 month period relate to tanker vessels. We may only be able to recharter these vessels at reduced or unprofitable rates as their current charters expire, or we may not be able to recharter these vessels at all. In the event the current low rate environment continues and charterers do not display an increased interest in chartering vessels for longer periods at improved rates, we may not be able to obtain competitive rates for our vessels and our earnings and distributions may be adversely affected. Even if we manage to successfully charter our vessels in the future, our charterers may go bankrupt or fail to perform their obligations under the charter agreements, they may delay payments or suspend payments altogether, they may terminate the charter agreements prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the charters. If we are required to enter into a charter when charter hire rates are low, our results of operations and our ability to make cash distributions to our unitholders could be adversely affected.

Alternatively, we may have to deploy these vessels in the spot market, which, although common in the tanker industry, is cyclical and highly volatile, with rates fluctuating significantly based upon demand for oil and oil products and tanker supply, among others. In the past, the spot market has also experienced periods when spot rates have declined below the operating cost of vessels. The successful operation of our vessels in the spot market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Furthermore, as charter rates for spot charters are fixed for a single voyage of up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

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

In addition, the market value and charter hire rates of product and crude oil tankers can fluctuate substantially over time due to a number of different factors outside of our control, including:

•	the supply for oil and oil products which is influenced by, among others:

•	international economic activity;

•	geographic changes in oil production, processing and consumption;

•	oil price levels;

•	inventory policies of the major oil and oil trading companies;

•	competition from alternative sources of energy; and

•	strategic inventory policies of countries such as the United States, China and India;

•	the demand for oil and oil products;

•	regional availability of refining capacity;

•	prevailing economic conditions in the market in which the vessel trades;

•	availability of credit to charterers and traders in order to finance expenses associated with the relevant trades;

•	regulatory change;

•	lower levels of demand for the seaborne transportation of refined products and crude oil;

•	increases in the supply of vessel capacity; and

•	the cost of retrofitting or modifying existing ships, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

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

The United States is expected to overtake Saudi Arabia as the world’s top oil producer by 2017, according to an annual long-term report by the International Energy Agency (“IEA”). The steep rise in shale oil and gas production is expected to push the country toward self-sufficiency in energy. In recent years the share of total U.S. consumption met by total liquid fuel net imports, including both crude oil and products, has been decreasing since peaking at over 60% in 2005 and it is estimated that it fell at around 33% in 2013 as a result of lower consumption and the substantial increase in domestic crude oil production. The IEA expects the net import share to decline to 21% in 2015, which would be the lowest level since 1969. A slowdown in oil imports to the United States, one of the most important oil trading nations worldwide, may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

An oversupply of tanker vessel capacity may lead to reductions in charter hire rates, vessel values and profitability.

The market supply of tankers is affected by a number of factors such as demand for energy resources and primarily oil and petroleum products, level of charter hire rates, asset and newbuilding prices, availability of financing as well as overall economic growth in parts of the world economy, including Asia, and has been increasing as a result of the delivery of substantial newbuilding orders over the last few years. Newbuildings, especially for crude vessels, were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through to 2014. In addition, it is estimated by Clarkson Research Services Limited that the newbuilding order book, which extends to 2018, equals approximately 14.4% of the existing world tanker fleet and the order book may increase further in proportion to the existing fleet. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. If such a reduction occurs, we may only be able to recharter our vessels at reduced or unprofitable rates as their current charters expire, or we may not be able to charter these vessels at all. A reduction in charter rates and the value of our vessels may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

A number of third party owners have ordered so-called “eco-type” vessel designs, which offer substantial bunker savings as compared to older designs. Increased demand for and supply of “eco-type” vessels could reduce demand for our vessels that are not classified as such and expose us to lower vessel utilization and/or decreased charter rates.

The product tanker newbuilding order book as of December 2014 is estimated at 389 vessels or 15.0% of the current product tanker fleet according to Clarksons Research Services Limited. The majority of these orders are based on new vessel designs, which purport to offer material bunker savings compared to older designs, which include certain of our vessels. Such savings could result in a substantial reduction of bunker cost for charterers compared to such vessels of ours. As the supply of such “eco-type” vessel increases and if charterers prefer such vessels over our vessels that are not classified as such, this may reduce demand for our non-“eco-type” vessels, impair our ability to recharter such vessels at competitive rates and have a material adverse effect on our cash flows and operations.

RISKS RELATED TO THE DRYBULK INDUSTRY

We are exposed to various risks in the international drybulk shipping industry, which is cyclical and volatile.

Since our acquisition of the M/V Cape Agamemnon from Capital Maritime in June 2011, we have been subject to various risks of the drybulk shipping industry. The drybulk shipping industry is cyclical with attendant volatility in charter rates, vessel values and profitability. In addition, the degree of charter hire rate volatility among different types of drybulk carriers has varied widely. After reaching historical highs in mid-2008, charter hire rates for Capesize drybulk carriers such as the M/V Cape Agamemnon have been decreasing and are currently at or near historical low levels. The M/V Cape Agamemnon is currently deployed on a period time charter. In the future we may have to charter it pursuant to short-term time charters, and may be exposed to changes in spot market and short-term charter rates for drybulk carriers, and such changes may affect our earnings and the value of the M/V Cape Agamemnon at any given time.

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

Cosco has faced financial difficulties and has incurred losses in recent years. The loss of this customer could result in a significant loss of revenues, cash flow and our ability to maintain or improve distributions in the long term. We could lose this customer or the benefits of the charter entered into with it if, among other things:

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

An oversupply of drybulk vessel capacity may lead to reductions in charter rates and profitability.

The market supply of drybulk vessels has been increasing, and the number of drybulk vessels on order as of December 2014, was estimated by market sources to be approximately 22.6% of the then-existing global drybulk fleet in terms of dwt, with deliveries expected mainly during the succeeding 24 months, although available data with regard to cancellations of existing newbuild orders or delays of newbuild deliveries are not always accurate or may not be readily available.

Despite increased demolition of older drybulk vessels between 2011–2014, the drybulk fleet continues to grow at a rapid pace. An oversupply of drybulk vessel capacity will likely result in a reduction of charter hire rates. Upon the expiration of its current period time charter in June 2020, if we cannot enter into a new period time charter for the M/V Cape Agamemnon on acceptable terms, we may have to secure charters in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter the vessel at all.

The international drybulk shipping industry is highly competitive, and with only one drybulk vessel in our fleet, we may not be able to compete successfully for charters with established companies with greater resources, and we may not be able to successfully operate the vessel.

We have historically owned tanker vessels and have been active in the tanker market only. We employ the M/V Cape Agamemnon in the highly competitive drybulk market, which is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of which have substantially greater resources than we have or will have. Competition for the transportation of drybulk cargo by sea is intense and depends on price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel. In this highly fragmented market, companies operating larger fleets as well as additional competitors with greater resources may be able to offer lower charter rates than we are able to offer, which could have a material adverse effect on our ability to utilize the M/V Cape Agamemnon and, accordingly, its profitability.

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

RISKS RELATED TO THE CONTAINER CARRIER INDUSTRY

We are exposed to various risks in the ocean-going container shipping industry, which is cyclical and volatile in terms of charter rates and profitability.

With the exception of the M/V Cape Agamemnon, we have historically owned tanker vessels and have been active in the tanker market only. Since December 2012, we have acquired seven container vessels from Capital Maritime and have become subject to various risks of the container shipping industry. We employ the seven container vessels we currently own in the container shipping market in which we had limited experience prior to 2012. The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates and profitability and demand for our vessels depends on demand for the shipment of cargoes in containers and, in turn, containerships. Containership charter rates peaked in 2005 but have declined sharply and have remained low throughout 2014, as the impact of the European sovereign debt crisis and economic slowdown across the globe have affected international trade, including exports from China to Europe and the United States, and have been subject to downward fluctuations, which in many cases have resulted in historical lows. Liner companies have experienced a substantial drop-off in container shipping activity, resulting in decreased average freight rates since the second half of 2011, and the continuation of such decreased freight rates or any further declines in freight rates would negatively affect the liner companies to which we charter our containerships. Variations in containership charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products transported by containerships. The economics of the container business have also been affected negatively by the large number of containership newbuild vessels ordered prior to the onset of the general economic downturn in 2008–2009. Accordingly, weak conditions in the containership sector may affect our business, results of operations, financial condition and ability to make cash distributions.

The decline in the containership market has affected the major liner companies and the value of container vessels, which follow the trends of freight rates and containership charter rates, and can affect the earnings on our charters, and similarly, our cash flows and liquidity. The decline in the containership charter market has had and may continue to have additional adverse consequences for the container industry including a less active secondhand market for the sale of vessels and charterers not performing under, or requesting modifications of, existing time charters. A further downturn in the container shipping industry could adversely affect our business, results of operations, financial condition and ability to make cash distributions.

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

Consumer confidence and consumer spending recently have been relatively weak and remain uncertain. Consumer purchases of discretionary items, many of which are transported by sea in containers, generally decline during periods where disposable income is adversely affected or there is economic uncertainty and, as a result, liner company customers may ship fewer containers or may ship containers only at reduced rates. Any such decrease in shipping volume could adversely impact liner companies and increase the counterparty risk associated with the charters for our vessels and, in turn, affect overall demand for containerships.

The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control and are difficult to predict with confidence. As a result, the nature, timing, direction and degree of changes in industry conditions are unpredictable.

Factors that influence demand for containership capacity include, among others:

•	supply and demand for products suitable for shipping in containers;

•	changes in global production of products transported by containerships;

•	seaborne and other transportation patterns, including the distances over which container cargoes are transported and changes in such patterns and distances;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	environmental and other regulatory developments;

•	currency exchange rates;

•	weather; and

•	cost of bunkers.

Factors that influence the supply of containership capacity include, among others:

•	the number of newbuilding orders and deliveries;

•	the extent of newbuilding vessel deferrals;

•	the scrapping rate of containerships;

•	newbuilding prices and containership owner access to capital to finance the construction of newbuildings;

•	charter rates and the price of steel and other raw materials;

•	changes in environmental and other regulations and standards that may limit the useful life of containerships;

•	the number of containerships that are slow-steaming or extra slow-steaming to conserve fuel;

•	the number of containerships that are off-charter;

•	port and canal congestion and closures; and

•	demand for fleet renewal.

An oversupply of containership capacity may prolong or further depress current charter rates and adversely affect our ability to recharter our existing containerships at profitable rates or at all.

From 2005 through the first quarter of 2010, the size of the containership order-book was at historically high levels. Although order-book volume dropped during 2011 to relatively low levels compared to previous years, as of December 31, 2014 the order-book is still at almost 18.3% of the existing fleet and deliveries of vessels ordered will significantly increase the size of the container fleet over the next year. Additionally, a substantial number of container vessels are currently idle and the potential reactivation of the idle fleet may result in a prolonged period of lower charter rates or in a reduction of charter rates. An oversupply of newbuilding vessels and/or rechartered or idle containership capacity entering the market, combined with any future decline in the demand for containerships, may result in a reduction of charter rates and may decrease our ability to recharter our containerships other than for reduced rates or unprofitable rates, or we may not be able to recharter our containerships at all.

We are dependent on our container carrier vessel charterers fulfilling their obligations under their agreements with us, and their inability or unwillingness to honor these obligations could reduce our revenues and cash flow.

The seven container carrier vessels we presently own and the three Dropdown Containerships we have agreed to acquire from Capital Maritime are currently under charters with Hyundai Merchant Marine Co. Ltd. (“HMM”), A.P. Moller-Maersk A.S (“Maersk Line”) and CMA CGM Group (“CMA CGM”). We expect that these containerships will continue to be chartered to customers mainly under multi-year fixed rate time charters. Many liner companies, including our charterers, finance their activities through cash from operations, the incurrence of debt or the issuance of equity and other shipping operations including tanker and drybulk. Moreover, since 2008, there has been a significant decline in the credit markets and the availability of credit, and the equity markets have been volatile. In addition, the tanker and drybulk markets have been or are currently at historically low levels, which has negatively affected the profitability and balance sheet of such liner companies. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing and losses from other operations may result in a significant reduction in the ability of our charterers to make charter payments to us. If we lose a time charter because the charterer is unable to pay us or for any other reason, we may be unable to redeploy the related vessel on similarly favorable terms or at all. Also, we will not receive any revenues from such a vessel while it is unchartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it. The combination of any surplus of containership capacity and the expected increase in the size of the world containership fleet over the next few years may make it difficult to secure substitute employment for any of our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of containerships available at lower charter rates and lack of demand for our customers’ liner services could negatively affect our charterers’ willingness to perform their obligations under our time charters, which in many cases provide for charter rates significantly above current market rates. A failure of HMM, Maersk Line or CMA CGM to comply with the terms of its respective charters, and our inability to replace such charters in a certain manner may, under certain circumstances, result in an event of default under our credit facilities.

The loss of our charterers or a decline in payments under our time charters could have a material adverse effect on our business, results of operations and financial condition, revenues and cash flow and our ability to pay cash distributions to our unitholders.

Several of our container vessels are under charters at rates that are at a substantial premium to the spot and period market, and the loss of these charters could result in a significant loss of expected future revenues and cash flows.

The M/V Hyundai Premium, M/V Hyundai Paramount, M/V Hyundai Privilege, M/V Hyundai Platinum and M/V CCNI Angol are each currently under 12 year time charters to HMM, at a gross charter rate of $29,350 per day, that all commenced in the first half of 2013. The M/V Anaxagoras (to be renamed CMA CGM Magdalena), M/V Adonis (to be renamed CMA CGM Uruguay) and M/V Akadimos (to be renamed CMA CGM Amazon) are each under time charters for a minimum of five years to CMA CGM, at a gross charter rate of $39,250 per day, that all were entered into in December 2013.

HMM and CMA CGM have each faced financial difficulties and incurred losses recently. The loss of these customers could result in a significant loss of revenues, cash flow and our ability to maintain or improve distributions over the long term. We could lose these customers or the benefits of the charters entered into with them if, among other things:

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

In the event we lose the benefit of the charters with HMM, CMA CGM or both prior to their respective expiration date, we would have to recharter the vessels at the then prevailing charter rates. In such event, we may not be able to obtain competitive, or profitable, rates for these vessels and our earnings and ability to make cash distributions may be adversely affected.

Currently, we have two older container vessels, the M/V Archimidis and the M/V Agamemnon, fixed under charters at rates at a substantial premium to the market. The M/V Archimidis and the M/V Agamemnon are each employed on time charters by Maersk Line, which has the option to extend each charter for an additional four years at a net day rate of $30,712 and $29,737 per day, respectively, for the fourth and fifth year and $31,200 per day for the final two years. If all options were to be exercised, the employment of the vessels would extend to December 2019 for the M/V Archimidis and July 2019 for the M/V Agamemnon. However, because the vessels are of older design Maersk Line may not exercise its options and we may not be able to procure contracts for these vessels at favorable rates or at all going forward.

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

For instance, China recently enacted a new tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The new regulation broadens the range of international transportation companies who may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations by China may result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped from our through China, which would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. If the global recovery is undermined by downside risks and the recent economic downturn returns, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from China, (ii) the length of time required to deliver goods from China and (iii) the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped. Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition and our ability to pay cash distributions to our unitholders.

Containership values decreased significantly in 2008 and 2009 and have remained at depressed levels through 2014. Containership values may decrease further and over time may fluctuate substantially. If these values are low at a time when we are attempting to dispose of a vessel, we could incur a loss.

Containership values can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in the markets in which containerships operate;

•	reduced demand for containerships, including as a result of a substantial or extended decline in world trade;

•	increases in the supply of containership capacity;

•	prevailing charter rates and the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment; or

•	changes in applicable environmental or other regulations or standards, or otherwise.

If the market values of our vessels deteriorate significantly, we may be required to record an impairment charge in our financial statements, which could adversely affect our financial condition and results of operations. If a charter expires or is terminated, we may be unable to recharter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, may seek to dispose of it. Our inability to dispose of one or more of the containerships at a reasonable price could result in a loss on its sale and adversely affect our results of operations and financial condition.

Our growth and our ability to recharter our containerships depends on our ability to expand relationships with existing customers and develop relationships with new customers, for which we will face substantial competition.

We will look to recharter our containerships following the expiration of their current charters and we will seek charters for any additional containerships that we subsequently acquire. The process of obtaining new long-term time charters on containerships is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Containership charters are awarded based upon a variety of factors relating to the vessel operator, including, among others:

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

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

We may not be able to grow or to effectively manage our growth.

Our future growth will depend upon a number of factors, some of which we cannot control. These factors include our ability to:

•	capitalize on opportunities in the container, crude and product tanker markets by fixing period charters for our vessels at attractive rates;

•	identify businesses engaged in managing, operating or owning vessels for acquisitions or joint ventures;

•	identify vessels and/or shipping companies for acquisitions;

•	access financing and obtain required financing for existing and new operations, including refinancing of existing indebtedness;

•	integrate any acquired businesses or vessels successfully with existing operations;

•	hire, train and retain qualified personnel to manage, maintain and operate our business and fleet;

•	identify additional new markets;

•	improve operating and financial systems and controls;

•	complete accretive transactions in the future; and

•	maintain our commercial and technical management agreements with Capital Maritime or other competent managers.

Our ability to grow is in part dependent on our ability to expand our fleet through acquisitions of suitable vessels. We may not be able to acquire newbuildings or secondhand vessels on favorable terms, which could impede our growth and negatively impact our financial condition and ability to pay cash distributions. We may not be able to contract for newbuildings or locate suitable vessels or negotiate acceptable construction or purchase contracts with shipyards and owners, or obtain financing for such acquisitions on economically acceptable terms, or at all.

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

We expect that as the fixed fee management agreement expires for vessels currently managed under it, such vessels, and any additional acquisitions we make in the future, will be managed under floating fee management agreements, on similar terms to the ones currently in place. It is possible that the level of our operating costs may materially change following any such renewal. Any increase in the costs and expenses associated with the provision of these services by our Manager in the future, such as the condition and age of our vessels, or costs of crews for our time chartered vessels and insurance, will lead to an increase in the fees we would have to pay to Capital Ship Management or another third party under any new agreements.

The payment of fees to Capital Ship Management and compensation for expenses and liabilities incurred on our behalf, as well as the costs associated with future drydockings and/or intermediate surveys on our vessels, which are expected to be significant, could adversely affect our business, financial condition and results of operations, including our ability to make cash distributions.

We cannot assure you that we will pay any distributions.

We currently observe a cash dividend and cash distribution policy implemented by our board of directors. The actual declaration of future cash distributions, and the establishment of record and payment dates, is subject to the terms of the partnership agreement and final determination by our board of directors each quarter after its review of financial performance. Our ability to pay distributions in any period will depend upon factors, including, but not limited to, our financial condition, results of operations, prospects and applicable provisions of Marshall Islands law. Further, holders of our common units are subject to the prior distribution rights of any holders of our preferred units then outstanding. As of the date of this Annual Report, there were 14,223,737 Class B Units issued and outstanding.

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

The timing and amount of distributions, if any, could be affected by factors affecting cash flows, results of operations, required capital expenditures, compliance with our loan covenants, or reserves. Maintaining the distribution policy will depend on shipping market developments and the charter rates we earn when we recharter our vessels, our cash earnings, financial condition and cash requirements, and could be affected by factors, including the loss of a vessel, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, additional borrowings and compliance with our loan covenants, as well as our ability to refinance existing indebtedness, asset valuations or future issuances of securities, which may be beyond our control.

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

Subject to limited exceptions, our distribution policy may be changed at any time, and from time to time, by our board of directors.

Our common units are equity securities and are subordinated to our existing and future indebtedness and our Class B Units.

Our common units are equity interests in us and do not constitute indebtedness. The common units rank junior to all indebtedness and other non-equity claims on us with respect to the assets available to satisfy claims, including a liquidation of the Partnership. Additionally, holders of the common units are subject to the prior distribution and liquidation rights of any holders of the Class B Units and any other preferred units we may issue in the future.

As long as our outstanding Class B Units remain outstanding, distribution payments relating to our common units are prohibited under our partnership agreement, until all accrued and unpaid distributions are paid on the Class B Units.

Our board of directors is authorized to issue additional classes or series of preferred units without the approval or consent of the holders of our common units. In addition, holders of the Class B Units have the right to convert all or a portion of their Class B Units at any time into common units. As of the date of this Annual Report, there were 14,223,737 Class B Units issued and outstanding. Any such actions as described above could adversely affect the market price of our common units.

Since 2011 our board of directors has elected not to deduct any replacement capital expenditures from our operating surplus. If this practice does not continue in the future, our growth and the future income generating capacity of our fleet may be significantly affected.

Our partnership agreement requires our board of directors to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. In the past, we have made substantial capital expenditures to expand and renew our fleet, which also reduced the amount of cash available for distribution to our unitholders. Replacement capital expenditures include capital expenditures associated with an estimation for future acquisitions of new vessels or a replacement of a vessel in our fleet in order to maintain and grow the income generating capacity of our fleet. These expenditures could increase as a result of changes in:

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

Our board of directors has elected not to deduct any replacement capital expenditures from our operating surplus since 2011. If this practice does not continue in the future, it will likely affect our ability to acquire new vessels or replace a vessel in our fleet, as well as our future income generating capacity.

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

During 2015, a vessel managed under our floating fee management agreement is scheduled for its next special survey and associated drydocking. Once any of our vessels is put into drydock, it is automatically considered to be off-hire in connection with such special or intermediate survey and associated drydocking, which means that for such period of time any such vessel will not be earning any revenues. In addition, during the drydocking of our vessels, we may incur certain costs, including but not limited to the installation of the ballast water treatment system for vessels if or when applicable legislation comes into effect, the levels of which are not possible to predict, are not covered under this management agreement and which we will have to reimburse to our Manager. Consequently, as our vessels’ scheduled drydocking approaches, the number of off-hire days of our fleet and operating expenses will increase, which may materially affect our cash available for distribution to our unitholders.

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

Acts of piracy on ocean-going vessels have continued and could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia and the Red Sea. Although the frequency of sea piracy worldwide has decreased in recent years, sea piracy incidents continue to occur, particularly in the Gulf of Aden and towards the Mozambique Channel in the North Indian Ocean, and increasingly in the Gulf of Guinea.

If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones or Joint War Committee “war and strikes” listed areas, premiums payable for insurance coverage for our vessels could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred due to the deployment of onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to make cash distributions, as well as result in increased costs and decreased cash flows to our customers impairing their ability to make payments to us under our charters.

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

Matters Related to Investigations of Greek Professional Football (Soccer).

Our former Chairman, Evangelos M. Marinakis, has been the principal owner of the Greek professional football team Olympiacos since January 2011 and has served as President of Olympiacos since December 2010. Mr. Marinakis also was President of the Superleague Greece in which Olympiacos participates and Vice-President of the Hellenic Football Federation from August 2010 for a year. Since 2011, Greek authorities have investigated allegations of match-fixing and other improprieties related to professional football in Greece. Various individuals, including Mr. Marinakis, have been identified as subjects of these investigations. Mr. Marinakis has cooperated with the investigations and has denied any wrongdoing.

While it is not possible to predict the outcome of these matters with certainty, CPLP does not expect that the outcome of these matters will be materially adverse to us or Mr. Marinakis’s relationship to CPLP.

Transition of our senior management may cause certain disruptions that could have a material adverse effect on our business, financial condition, results of operations and ability to retain key officers and employees.

As we announced on September 8, 2014, Mr. Petros Christodoulou was appointed as Chief Executive Officer and Chief Financial Officer, succeeding Mr. Ioannis Lazaridis, who served as the Chief Executive Officer and Chief Financial Officer of the Partnership’s general partner since its formation in January 2007. Mr. Lazaridis has been a key contributor to our recent performance. Although Mr. Christodoulou’s appointment was unanimously approved by our board of directors and Mr. Lazaridis remains a member of our board of directors, our business, results of operations, cash flows, financial condition, ability to make distributions and ability to retain key officers and employees could be adversely affected if we cannot effectively transition Mr. Lazaridis’s management responsibilities to Mr. Christodoulou. Furthermore, leadership transitions can be inherently difficult to manage and may cause uncertainty or a disruption to our business or may increase the likelihood of turnover in key officers and employees. There can be no assurance that we will not experience disruptions arising from this leadership transition.

The proposed acquisition of the Dropdown Vessels exposes us to risks relating to the construction of such vessels.

The Dropdown Vessels are scheduled to be delivered between March 2015 and November 2015. Newbuilding construction projects, such as those relating to the Dropdown Vessels, are generally subject to risks of delay or cost overruns that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes, work stoppages and other labor disputes, adverse weather conditions, bankruptcy or other financial crisis of the shipyard, a backlog of orders at the shipyard or similar such events affecting construction. A shipyard’s failure to complete a project on time may result in the delay of revenue from the vessel. Any such failure or delay could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make distributions.

The Dropdown Vessels may not meet our design or cost savings expectations.

We expect the Dropdown Vessels to incorporate many technological and design features, such as new hull and propulsion designs, energy saving devices, de-rated electronic engines and other equipment not previously tested on our other vessels. Certain of the Dropdown Vessels are also being constructed at shipyards and by vessel construction firms with which we have not previously worked. While we expect the construction of the Dropdown Vessels with such features will generate increased cost savings and, in turn, increase demand for our charters, there is no assurance that they will do so. For example, if the current trend of decreased costs for oil and bunkers were to continue, it could substantially reduce the cost savings these vessels are expected to deliver to our charterers. If they do not generate the cost reduction benefits that we anticipate, competition from vessels without these features, but with lower charter rates, could adversely affect the amount of charter hire payments we receive for the Dropdown Vessels and, in turn, our return on investment on such vessels. As a result, our business, results of operations, cash flows, financial condition and ability to make distributions could be adversely affected.

RISKS RELATING TO FINANCING ACTIVITIES

If global credit markets contract and result in volatility in financial markets and limited availability of funding, these forces may have a material adverse impact on our results of operations and on our ability to obtain bank financing or refinancing and/or to access the capital markets for future debt or equity offerings. The restrictions imposed by our credit facilities may also limit our ability to access such financing, even if it is available. If we are unable to obtain financing or access the capital markets, we may be unable to complete any future purchases of vessels from Capital Maritime or from third parties, or pursue other potential growth opportunities.

A number of major financial institutions have experienced serious financial difficulties in recent years and, in some cases, have entered into bankruptcy proceedings or are or have been involved in regulatory enforcement actions. These difficulties resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties were compounded by financial turmoil affecting the world’s debt, credit and capital markets, and the general decline in the willingness by banks and other financial institutions to extend credit, particularly to the shipping industry due to the historically low vessel earnings and values, and, in part, due to changes in overall banking regulations (for example, Basel III). As a result, the ability of banks and credit institutions to finance new projects, including the acquisition of new vessels in the future, were for a time uncertain. Following the stress tests run by the European Central Bank (the “ECB”), revised capital ratios have been communicated to European banks. This has reduced the uncertainty following the difficulties of the past several years, but it has also led to changes in each bank’s lending policies and ability to provide financing or refinancing. A recurrence of global economic weakness may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

Furthermore, our ability to obtain bank financing or to access the capital markets for future equity or debt offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions, including weakened demand for, and increased supply of, product tankers, drybulk or container vessels, resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. The restrictions imposed by our credit facilities, including the obligation to comply with certain collateral maintenance and other requirements, may further restrict our ability to access available financing. Continued access to the capital markets is not assured. If we are unable to obtain additional credit or draw down upon borrowing capacity, it may negatively impact our ability to fund current and future obligations. In addition, the recent severe deterioration in the banking and credit markets resulted in potentially higher interest costs and overall limited availability of liquidity, which, if such conditions were to occur again, may further affect our ability to complete any future purchases of vessels from Capital Maritime or from third parties or to refinance our debt. Furthermore, banks and financial institutions have been faced in the recent past with financial difficulties and increased scrutiny by credit rating agencies, which has meant that available funding from banks has been, and may continue to be, relatively limited such that we may not be able to easily refinance our debt. Our failure to obtain the funds for necessary future capital expenditures and for the refinancing of our debt could also have a material adverse impact on our business, results of operations and financial condition, our ability to grow and make cash distributions and could cause the market price of our common units to decline.

Disruptions in world financial markets and further governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common units decline.

In recent years, global financial markets have experienced extraordinary disruption and volatility following dislocation in the global credit markets. The credit markets in the United States experienced significant contraction, deleveraging and reduced liquidity, and governments around the world took highly significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 in the United States, and may implement other significant responses in the future. Securities and futures markets, and the credit markets, are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges have enacted temporary emergency regulations in the past and may take other extraordinary actions in the event of market emergencies and may affect permanent changes in law or interpretations of existing laws. Any changes to securities, tax, environmental, or other laws or regulations, could have a material adverse effect on our results of operations, financial condition or cash flows, and could cause the market price of our common units to decline.

A limited number of financial institutions hold our cash including, from time to time, financial institutions located in Greece.

We maintain our cash with a limited number of financial institutions, occasionally including institutions located in Greece. Of these financial institutions located in Greece, some are subsidiaries of international banks and others are Greek financial institutions. These balances may not be covered by insurance in the event of default by these financial institutions. The ongoing fiscal situation and political uncertainty in Greece may result in an event of default by some or all of these financial institutions. The occurrence of such a default could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have incurred significant indebtedness which could adversely affect our ability to further finance our operations, refinance our existing indebtedness, pursue desirable business opportunities or successfully run our business in the future as well as our ability to make cash distributions.

As of December 31, 2014, our total debt is $577.9 million consisting of: (i) $250.9 million outstanding under a credit facility entered into in 2007 (“2007 credit facility”); (ii) $233.0 million outstanding under a credit facility entered into in 2008 (“2008 credit facility”); (iii) $19.0 million outstanding under a credit facility entered into in 2011 (“2011 credit facility”) and (iv) $75.0 million outstanding under a credit facility entered into in 2013 (“2013 credit facility”). With the exception of part of the 2008 credit facility, which has a quarterly amortization schedule of $1.4 million, the remaining facilities are non-amortizing until March 2016.

As of December 31, 2014, the principal repayment schedule under our existing credit facilities, on an aggregated basis, is as follows:

(Expressed in millions of United States Dollars)

Year	2015	2016	2017	2018	2019	2020
Aggregate Principal Amount Due	$5.4	$98.5	$245.5	$170.8	$5.8	$51.9

Our leverage and debt service obligations could have significant additional consequences, including the following:

•	If future cash flows are insufficient, we may need to incur further indebtedness in order to make the capital expenditures and other expenses or investments we have planned.

•	If future cash flows are insufficient and we are not able to service our debt or, when the non-amortizing period of our existing credit facilities expires in March 2016, we are not able to refinance our existing indebtedness with non-amortizing debt with similar terms to our existing facilities, our obligation to make principal payments under our credit facilities may force us to take actions such as reducing or eliminating distributions, reducing or delaying business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection.

•	Our indebtedness will have the general effect of reducing our flexibility to react to changing business and economic conditions insofar as they affect our financial condition and, therefore, may pose substantial risk to our unitholders.

•	In the event that we are liquidated, any of our senior or subordinated creditors and any senior or subordinated creditors of our subsidiaries will be entitled to payment in full prior to any distributions to the holders of our common units.

•	Our 2007, 2008, 2011 and 2013 credit facilities mature in 2017, 2018, 2018 and 2020, respectively. Our ability to secure additional financing, or to refinance such facilities, prior to or after that time, if needed, may be substantially restricted by the existing level of our indebtedness and the restrictions contained in our debt instruments. Upon maturity, we will be required to dedicate a substantial portion of our cash flow to the payment of such debt, which will reduce the amount of funds available for operations, capital expenditures and future business opportunities.

The occurrence of any one of these events could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to make cash distributions and to satisfy our obligations under our credit facilities or any debt securities.

Our credit facilities contain, and we expect that any new or amended credit facilities we may enter into will contain, restrictive covenants, which may limit our business and financing activities, including our ability to make cash distributions.

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

Our credit facilities also require us to comply with the International Safety Management Code and to maintain valid safety management certificates and documents of compliance at all times. In addition our amended credit facilities require us to comply with certain financial covenants:

•	maintain minimum free consolidated liquidity of at least $500,000 per collateralized vessel;

•	maintain a ratio of EBITDA (as defined in each credit facility) to net interest expense of at least 2.00 to 1.00 on a trailing four-quarter basis; and

•	maintain a ratio of net Total Indebtedness to the aggregate Fair Market Value (as each term is defined in each credit facility) of our total fleet, current or future, of no more than 0.725.

In addition, our credit facilities require that we maintain an aggregate fair market value of the vessels in our fleet of at least 125% of the aggregate amount outstanding under each credit facility. The interest margin of our credit facilities was amended to 2.0% for our 2007 credit facility and 3.0% for our 2008 credit facility in connection with our issuance and sale of Class B Units in 2012. The interest margin for our 2011 and 2013 credit facilities is 3.25% and 3.5%, respectively. Our ability to comply with the covenants and restrictions contained in our credit facilities may be affected by events beyond our control, including prevailing economic, financial and industry conditions, interest rate developments, changes in the funding costs of our banks and changes in vessel earnings and asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, or if we trigger a cross-default currently contained in our credit facilities, we may be forced to suspend our distributions, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios set out above. The global economic downturn that occurred within the past several years had an adverse effect on vessel values, which may occur again if an economic slowdown arises in the future. If the estimated asset values of the vessels in our fleet decrease, such decreases may limit the amounts we can draw down under our credit facilities to purchase additional vessels and our ability to expand our fleet. In addition, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities. If funds under our credit facilities become unavailable as a result of a breach of our covenants or otherwise, we may not be able to perform our business strategy which could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

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

If we are in breach of any of the terms of our credit facilities a significant portion of our obligations may become immediately due and payable and our lenders’ commitments to make further loans to us may terminate. We may also be unable to execute our business strategy or make cash distributions.

Our ability to comply with the covenants and restrictions contained in our credit facilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If vessel earnings and valuations, or market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, or if we trigger a cross-default currently contained in our credit facilities or any interest rate swap agreements, or in any such facility or agreement we may enter into, pursuant to their terms, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We may not be able to reach agreement with our lenders to amend the terms of the loan agreements or waive any breaches and we may not have, or be able to obtain, sufficient funds to make any accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. Furthermore, if funds under our credit facilities become unavailable as a result of a breach of our covenants or otherwise, we may not be able to execute our business strategy, which could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

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

Events of default under our credit facilities include:

•	failure to pay principal or interest when due;

•	breach of certain undertakings, negative covenants and financial covenants contained in the credit facility, any related security document or guarantee or the interest rate swap agreements, including failure to maintain unencumbered title to any of the vessel owning subsidiaries or any of the assets of the vessel owning subsidiaries and failure to maintain proper insurance;

•	any breach of the credit facility, any related security document or guarantee or the interest rate swap agreements (other than breaches described in the preceding two bullet points) if, in the opinion of the lenders, such default is capable of remedy and continues unremedied for 20 days after written notice of the lenders;

•	any representation, warranty or statement made by us in the credit facility or any drawdown notice thereunder or related security document or guarantee or the interest rate swap agreements is untrue or misleading when made;

•	a cross-default of our other indebtedness of $5.0 million or greater, or of the indebtedness of our subsidiaries of $750,000 or greater;

•	we become, in the reasonable opinion of the lenders, unable to pay our debts when due;

•	any of our or our subsidiaries’ assets are subject to any form of execution, attachment, arrest, sequestration or distress in respect of a sum of $1.0 million or more that is not discharged within 10 business days;

•	an event of insolvency or bankruptcy;

•	cessation or suspension of our business or of a material part thereof;

•	unlawfulness, non-effectiveness or repudiation of any material provision of our credit facility, of any of the related finance and guarantee documents or of our interest rate swap agreements;

•	failure of effectiveness of security documents or guarantee;

•	our common units cease to be listed on the Nasdaq Global Select Market or on any other recognized securities exchange;

•	any breach under any provisions contained in our interest rate swap agreements;

•	termination of any interest rate swap agreements or an event of default thereunder that is not timely remedied;

•	invalidity of a security document in any material respect or if any security document ceases to provide a perfected first priority security interest;

•	failure by key charter parties, such as HMM, BP Shipping Limited, Maersk Line or CMA CGM, to comply with the terms of their charters and we are unable to replace the charter in a manner that meets our obligations under the facilities; or

•	any other event that occurs or circumstance that arises in light of which the lenders reasonably consider that there is a significant risk that we will be unable to discharge our liabilities under the credit facility, related security and guarantee documents or interest rate swap agreements.

We anticipate that any subsequent refinancing of our current debt or any new debt could have similar or more onerous restrictions. For more information regarding our financing arrangements, please read “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

Risks arising from the political situation in Greece.

Following the national elections in Greece in January 2015, a new government was formed by a coalition led by Greek political parties from the left and right wings. While the new government announced its commitment to the use of the Euro in Greece, it has also publicly announced its intention to end the current Memorandum of Understanding between Greece and the “Troika,” comprised of the European Union, the ECB and the International Monetary Fund, and to negotiate a new “Greek Program” with different deliverables and time frames, combined with a reduction in the outstanding Greek debt owed to such institutions. These and related developments may have various effects on the Greek economy as well as the political and regulatory environment in Greece. While we believe that any resulting effects on managing its business and operations would be temporary and limited, it is possible that these developments could adversely affect the management of our operations through a Greek based manager.

RISKS INHERENT IN OUR OPERATIONS

We currently derive all of our revenues from a limited number of customers and the loss of any customer or charter or vessel could result in a significant loss of revenues and cash flow.

We have derived, and believe that we will continue to derive, all of our revenues and cash flow from a limited number of customers. For the year ended December 31, 2014, Capital Maritime, HMM and Maersk Line accounted for 38%, 24% and 12% of our revenues, respectively. For the year ended December 31, 2013, Capital Maritime, BP Shipping Limited, Maersk Line and HMM accounted for 32%, 17%, 14% and 13% of our revenues, respectively. For the year ended December 31, 2012, Capital Maritime and BP Shipping Limited accounted for 45% and 23% of our revenues, respectively. We could lose a customer, including Capital Maritime, or the benefits of some or all of a charter if:

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

A number of our charterers, including Capital Maritime, are private companies and we may have limited access to their financial affairs, which may result in us having limited information on their financial strength and ability to meet their financial obligations. Please read “Item 4B: Business Overview—Our Customers” and “—Our Charters” below for further information on our customers.

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

One of our largest customers, BP Shipping Limited, was adversely affected by the oil leak in the Gulf of Mexico in 2010. This spill or future spills by other companies may result in additional or changes to existing regulation that could result in additional costs to us or expose us to additional liabilities.

One of our largest customers, BP Shipping Limited, is an affiliate of BP p.l.c. (“BP”). BP and its affiliates were materially adversely affected by the explosion onboard the semisubmersible drilling rig Deepwater Horizon in the Gulf of Mexico in April 2010 and the resulting oil leak from a well being operated by an affiliate of BP and in which such affiliate had a majority working interest. As of December 31, 2014, three of our vessels were chartered to BP or its affiliates. BP Shipping Limited accounted for 8%, 17% and 23% of our revenues for the years ended December 31, 2014, 2013 and 2012, respectively.

Future costs associated with the Gulf of Mexico oil spill, or future oil spills, could adversely affect BP or our other customers or potential customers, and could, in turn, have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to meet our obligations and to make cash distributions. Future significant spills that capture public or regulatory attention also could result in stricter regulation.

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

We depend on Capital Maritime and its affiliates to assist us in operating and expanding our business. If Capital Maritime is materially adversely affected by market fluctuations, and risks or suffers material damage to its reputation, it may affect its ability to comply with the terms of its charters with us or provide us with the necessary level of services to support and expand our business.

As of December 31, 2014, 13 of our 30 vessels were under charter with Capital Maritime. In the future we may enter into additional contracts with Capital Maritime to charter our vessels as they become available for rechartering, such as those with respect to the Dropdown Tankers. Capital Maritime is subject to the same risks and market fluctuations as all other charterers. In the event Capital Maritime is affected by a market downturn and limited availability of financing, it may default under its charters with us, which would materially adversely affect our operations and ability to make cash distributions.

In addition, pursuant to our management and administrative services agreements between us and Capital Ship Management, Capital Ship Management provides significant commercial and technical management services (including the commercial and technical management of our vessels, class certifications, vessel maintenance and crewing, purchasing and insurance and shipyard supervision), as well as administrative, financial and other support services to us. Please read “Item 4B: Business Overview—Our Management Agreements” below for a description of all our management agreements. Our operational success and ability to execute our growth strategy will depend significantly upon Capital Ship Management’s satisfactory performance of these services. In the event Capital Maritime is materially affected by a market downturn and cannot support Capital Ship Management, and Capital Ship Management fails to perform these services satisfactorily or cancels or materially amends either of these agreements, or if Capital Ship Management stops providing these services to us, our business will be materially harmed.

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

Our growth depends on general trends in the shipping industry that may affect the product tanker, container carrier and drybulk trade, as well as on growth in demand for refined products and crude oil and the demand for their seaborne transportation.

Our growth strategy depends on developments in the refined product tanker, crude oil, drybulk and container shipping sectors. In particular, our growth depends on growth in world and regional demand for refined products and crude oil, and the transportation of refined products and crude oil by sea, as well as drybulk products, commodities and other materials that are transported by container or drybulk vessels, all of which could be negatively affected by a number of factors, including:

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

Additionally, our growth depends on growth in world and regional demand for the transportation of containerized and drybulk goods, which could be negatively affected by a number of factors, including:

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

Our current business strategy includes additional growth through the acquisition of new and secondhand vessels. While we typically inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated solely by us. Generally, we do not receive the benefit of warranties from the builders for the secondhand vessels that we acquire. Our fleet had an average age of approximately 6.8 years as of December 31, 2014. In general the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel making older vessels less desirable to charterers.

We may not be able to expand the size of our fleet or replace aging vessels in the future which may affect our ability to pay distributions.

Our ability to expand the size of our fleet or replace aging vessels in the future will be affected by our ability to acquire new vessels on favorable terms. From time to time, we expect to enter into agreements with Capital Maritime or other third parties to purchase additional newbuildings or other modern vessels (or interests in vessel owning companies). If Capital Maritime or any third party seller we may contract with in the future for the purchase of newbuildings, such as the Dropdown Vessels, fails to make construction payments for such vessels, including the Dropdown Vessels, the shipyard may rescind the purchase contract and we may lose access to such vessels or need to finance such vessels before they begin operating and generating voyage revenues, which could harm our business and our ability to make cash distributions. In addition, the market value of modern vessels or newbuildings is influenced by the ability of buyers to access debt and bank financing and equity capital and any disruptions to the market and the possible lack of adequate available financing may negatively affect such market values. The failure to effectively identify, purchase, develop, employ and integrate any vessels or businesses could adversely affect our business, financial condition and results of operations and our ability to make cash distributions.

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

As of December 31, 2014, our fleet consisted of 30 vessels, only eight of which had been part of our initial fleet at the time of our initial public offering (“IPO”). We have financed the purchase of the additional vessels with debt, or partly with debt, cash and/or by issuing additional equity securities. We also acquired additional vessels through the acquisition of Crude Carriers in 2011. If we issue additional common units, Class B Units or other equity securities to finance the acquisition of a vessel or business, your ownership interest in us may be diluted. Please read “Item 3D: Risk Factors—Risks Inherent in an Investment in Us—We may issue additional equity securities without your approval, which would dilute your ownership interests.” below.

If we elect to expand our fleet in the future by entering into contracts for newbuildings directly with shipyards, we generally will be required to make installment payments prior to their delivery. We typically must pay between 5% to 25% of the purchase price of a vessel upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately 18–36 months later for current orders) which could reduce cash available for distributions to unitholders. If we finance these acquisitions by issuing debt or equity securities, we will increase the aggregate amount of interest payments or quarterly distributions we must make prior to generating cash from the operation of the newbuilding.

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

Political and government instability, terrorist or other attacks, war or international hostilities can affect the industries in which we operate, which may adversely affect our business.

We conduct most of our operations outside of the United States. In particular, we derive a portion of our revenues from shipping oil and oil products from politically unstable regions and our business, results of operations, cash flows, financial condition and ability to make cash distributions may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001 and in Paris on January 7, 2015, the bombings in Spain on March 11, 2004 and in London on July 7, 2005, the recent conflicts in Iraq, Afghanistan, Syria, Ukraine and other current and future conflicts, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to contribute to world economic instability and uncertainty in global financial markets. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally, and could negatively impact the U.S. and world economy, potentially leading to an economic recession. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

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

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act, which became effective on July 1, 2011. The U.K. Bribery Act is broader in scope than the FCPA because it does not contain an exception for facilitating payments (i.e., payments to secure or expedite the performance of a “routine governmental action”) and covers bribes and payments to private businesses as well as foreign public officials. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with such legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Business Conduct and Ethics, which incorporates our anti-bribery and corruption policy, may not adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation.

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

In order to maintain compliance, among other things, we monitor and review the movement of our vessels, as well as the cargo being transported by our vessels, on a continuing basis. During 2014, our vessels under time charter contracts made approximately 1,018 total calls on worldwide ports. None of the vessels in our fleet made any port calls in Cuba or Syria. Of the vessels in our fleet, two vessels made one port call each to Iran and one vessel made two port calls to Sudan, which in the aggregate represented approximately 0.4% of our total calls in 2014. In addition, a vessel owned by our affiliate, Capital Maritime, made two port calls to Iran. As part of the voyage charter arrangements between our affiliate Capital Maritime and third party charterers, Capital Maritime or its manager may pay fees and expenses related to the port calls made in Iran through a private third party agent in Iran appointed by the third party charterer, which in 2014 did not include any payments for refueling or bunkers for the vessels making such port calls. The four port calls made by CPLP vessels and two port calls made by a Capital Maritime vessel all occurred while the respective vessels were sublet by their charterer under voyage charters to third parties. To the best of our knowledge, the vessels making these port calls were transporting vegetable oils or palm oil, not crude oil, petroleum, refined petroleum, petrochemical products, uranium or weapons, or other goods that are specially targeted by various sanctions and embargo laws of the United States, such as the ISA, or the European Union. We believe all such port calls were made in full compliance with applicable regulations, including those of the United States, the European Union and other relevant jurisdictions.

Our charter agreements include provisions that, on the one hand, restrict trades of our vessels to countries under sanctions or embargoes and, on the other, allow any transportation activities involving sanctioned countries to the extent permitted under the applicable sanction or embargo requirements. Our ordinary chartering policy is to try to include similar provisions in all of our period charters. Prior to agreeing to waive existing charter party restrictions on carrying cargoes to or from Iranian ports, we ensure that the charterers have proof of compliance with international and U.S. sanction exemptions. More specifically, our current charters proscribe trades of our vessels to Cuba and contain provisions to also exclude Iran and Syria in certain situations, including in the event that a boycott or further sanctions are imposed by a relevant jurisdiction regarding trade with Iran and Syria. Our charters at this time do not impose a blanket prohibition on port calls in the Sudan.

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

The operation of ocean-going vessels in international trade is inherently risky. Not all risks can be adequately insured against and any particular claim upon our insurance may not be paid for any number of reasons. We do not currently maintain off-hire insurance, covering loss of revenue during extended vessel off-hire periods such as may occur while a vessel is under repair. Accordingly, even though a unique cover has been negotiated to mitigate such off-hire losses to a certain extent, any extended vessel off-hire due to an accident or otherwise, could have a materially adverse effect on our business and our ability to pay distributions to our unitholders. Claims covered by insurance are subject to deductibles and since it is possible that a large number of claims may arise, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves. Please read “Item 3D: Risk Factors—Risks Inherent in Our Operations—We will be subject to funding calls by our protection and indemnity associations, and our associations may not have enough resources to cover claims made against them, resulting in potential unbudgeted supplementary liability to fund claims made upon us” below.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could harm our business, results of operations, cash flows, financial condition and ability to make cash distributions. In addition, certain of our vessels are under bareboat charters with BP Shipping Limited and subsidiaries of Overseas Shipholding Group Inc. (“OSG”). Under the terms of these charters, the charterer provides for the insurance of the vessel and as a result these vessels may not be adequately insured and/or in some cases may be self-insured. Any uninsured or underinsured loss could harm our business, results of operations, cash flows, financial condition and ability to make cash distributions. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations.

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

Under MARRPOL annex VI requirements, all ships trading in designated emission control areas (“ECA”) will have to use fuel oil on board with a sulfur content of no more than 0.10% after January 1, 2015, as opposed to the limit of 1.00% in effect up until December 31, 2014. Outside the emission control areas, the current limit for sulfur content of fuel oil is 3.50%, falling to 0.50% m/m on and after January 1, 2020. The 2020 date is subject to a review, to be completed by 2018, as to the availability of the required fuel oil. Depending on the outcome of the review, this date could be deferred to January 1, 2025.

Similarly MARPOL Annex VI requires Tier III standards for NOX emissions to be applied to ships constructed from January 1, 2016.

The IMO ballast water management convention requires vessels to install expensive ballast water treatment at the first MARPOL renewal survey after the January 1, 2016. This convention will enter into force twelve months after the date on which no less than thirty states, and the combined merchant fleets of which constitute no less than thirty-five percent of the gross tonnage of the world’s merchant shipping, have either signed it without reservation as to ratification, acceptance or approval, or have deposited the requisite instruments of ratification, acceptance, approval or accession. So far 43 states representing 32.54% of the gross tonnage of the world’s merchant fleet have ratified this convention.

Irrespective of IMO requirements, however, installation of expensive ballast water treatment systems may be required earlier as the US Coast Guard requires installation of ballast water treatment systems at the first bottom survey after January 1, 2016.

Significant expenditures for the installation of additional equipment or new systems on board our vessels may be required in order to comply with existing or future environmental regulations.

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

In addition, the U.S. Environmental Protection Agency has also adopted a rule which requires commercial vessels to obtain a “Vessel General Permit” from the U.S. Coast Guard in compliance with the Federal Water Pollution Control Act (the “Clean Water Act”) regulating, among other things, the discharge of ballast water and other discharges into U.S. waters. Permit holders must comply with U.S. Coast Guard regulations that phase in new ballast water management system standards and requirements for new built and existing ships beginning in 2013 and through 2017.

Other requirements may also come into force regarding the protection of endangered species, which could lead to changes in the routes our vessels follow or in trading patterns generally, and thus to additional operating expenditures. Additionally, new environmental regulations with respect to greenhouse gas emissions and preservation of biodiversity among others, may arise out of commitments made at international conferences such as periodic G8 and G20 summits through international environmental agreements and United Nations Climate Change Conferences or through other multilateral or bilateral agreements.

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

The crew employment agreements that manning agents enter into on behalf of Capital Maritime or any of its affiliates, including our Manager, may not prevent labor interruptions, and the failure to renegotiate these agreements or to successfully attract and retain qualified personnel in the future may disrupt our operations and adversely affect our cash flows.

The collective bargaining agreement between our Manager and the Pan-Hellenic Seamen’s Federation, effective January 1, 2015, expires on July 31, 2015. This collective bargaining agreement may not prevent labor interruptions and it is subject to renegotiation in the future. Although we believe that our relations with our employees are satisfactory, no assurance can be given that we will be able to successfully extend or renegotiate our collective bargaining agreement when it expires. If we fail to extend or renegotiate our collective bargaining agreement, if disputes with our union arise, or if our unionized workers engage in a strike or other work stoppage or interruption, we could experience a significant disruption of our operations, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Also, our success depends in part on our ability to attract and retain qualified personnel. In crewing our vessels, we employ certain employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If we are not able to attract and retain qualified personnel, it could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay cash distributions.

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

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

Our vessels call in ports throughout the world and smugglers may attempt to hide drugs and other contraband on our vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessels, and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or penalties, which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to make distributions.

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board (“PCAOB”), inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. The PCAOB did conduct inspections in Greece in 2008 and evaluated our auditor’s performance of audits of SEC registrants and our auditor’s quality controls. The PCAOB issued its report which can be found on the PCAOB website. Currently however the PCAOB is unable to conduct inspections in Greece until such time as a cooperation agreement between the PCAOB and the Greek Accounting & Auditing Standards Oversight Board (AAOB) is reached. Accordingly, unlike for most U.S. public companies, should the PCAOB again wish to conduct an inspection it is currently prevented from evaluating our auditor’s performance of audits and its quality control procedures, and, unlike shareholders of most U.S. public companies, our shareholders would be deprived of the possible benefits of such inspections.

RISKS INHERENT IN AN INVESTMENT IN US

Capital Maritime and its affiliates may engage in competition with us.

Pursuant to the omnibus agreement that we and Capital Maritime have entered into, as amended and restated, Capital Maritime and its controlled affiliates (other than us, our general partner and our subsidiaries) have agreed not to acquire, own or operate product or crude oil tankers with carrying capacity over 30,000 dwt under time or bareboat charters with a remaining duration, excluding any extension options, of at least 12 months at the earliest of the following dates: (a) the date the tanker to which such time or bareboat charter is attached is first acquired by Capital Maritime and its controlled affiliates and (b) the date on which a tanker owned by Capital Maritime or its controlled affiliates is put under such time or bareboat charter without the consent of our general partner or first offering such tanker vessel to us. Similarly, we may not acquire, own or operate product or crude oil tankers with carrying capacity under 30,000 dwt, other than vessels we had owned prior to the date of such restatement without first offering such tanker vessel first to Capital Maritime. In addition, both we and Capital Maritime have granted the other party a right of first offer on the transfer or rechartering of any vessels with carrying capacity over 30,000 dwt. The omnibus agreement, however, contains significant exceptions that may allow Capital Maritime or any of its controlled affiliates to compete with us, which could harm our business. Please read “Item 4A: History and Development of the Partnership”.

Capital Maritime is a privately held company and there is little publicly available information about it.

Capital Maritime is our largest customer, with 13 of our 30 vessels chartered to it as of December 31, 2014. In addition, our Manager is a subsidiary of Capital Maritime. The ability of Capital Maritime to continue providing services for our benefit will depend in part on its own financial strength and reputation in the industry.

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

Holders of common units have only limited voting rights on matters affecting our business. We hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders (excluding Capital Maritime and its affiliates) elect five of the eight members of our board of directors. The elected directors are elected on a staggered basis and serve for three-year terms. Our general partner in its sole discretion has the right to appoint the remaining three directors, who also serve for three-year terms. The partnership agreement also contains provisions limiting the ability of common unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders have no right to elect our general partner and our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class and a majority vote of our board of directors. Currently, 85,031,569 common units are owned by non-affiliated public unitholders, representing 81.7% of our common units and a 70.6% common unitholder interest in us overall.

Our partnership agreement further restricts unitholders’ voting rights by providing that if any person or group, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of our board of directors, beneficially owns 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. As affiliates of our general partner, Capital Maritime and Crude Carriers Investments Corp. (“Crude Carriers Investments”) are not subject to this limitation.

As of December 31, 2014, the Marinakis family, including Evangelos M. Marinakis, our former chairman, may be deemed to beneficially own on a fully converted basis a 17.6% and on a non-fully converted basis a 19.9% interest in us through its beneficial ownership of common units through, among others, Capital Maritime, which may be deemed to beneficially own a 14.9% interest in us, including 15,764,181 common units and a 2% interest in us (1.8% on a fully converted basis) through its ownership of our general partner, and Crude Carriers Investments, which may be deemed to beneficially own a 2.7% interest in us.

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

Our general partner is in charge of our day-to-day affairs consistent with policies and procedures adopted by and subject to the direction of our board of directors. Our general partner and its affiliates and our directors have a fiduciary duty to manage us in a manner beneficial to us and our unitholders. The common units owned by affiliates of our general partner have the same rights as our other outstanding common units. However, the officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Capital Maritime. Furthermore, all of the officers of our general partner and certain of our directors are directors or officers of Capital Maritime and its affiliates, and as such they have fiduciary duties to Capital Maritime that may cause them to pursue business strategies that disproportionately benefit Capital Maritime or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Capital Maritime and its affiliates, including our general partner and its officers, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. Please read “Item 3D: Risk Factors—Risks Inherent in an Investment in Us—Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors” below. These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires our general partner or Capital Maritime or its affiliates to pursue a business strategy that favors us or utilizes our assets, and Capital Maritime’s officers and directors have a fiduciary duty to make decisions in the best interests of the unitholders of Capital Maritime, which may be contrary to our interests;

•	the executive officers of our general partner and three of our directors also serve as executive officers and/or directors of Capital Maritime;

•	our general partner and our board of directors are allowed to take into account the interests of parties other than us, such as Capital Maritime, in resolving conflicts of interest, which has the effect of limiting their fiduciary duties to our unitholders;

•	our general partner and our directors have limited their liabilities and reduced their fiduciary duties under the laws of the Republic of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing our units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in the partnership agreement;

•	our general partner and our board of directors will be involved in determining the amount and timing of our asset purchases and sales, capital expenditures, borrowings, and issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

•	our general partner may have substantial influence over our board of directors’ decision to cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on any subordinated units or to make incentive distributions;

•	our general partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;

•	our partnership agreement does not restrict us from paying our general partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf; and

•	our general partner may exercise its right to call and purchase our outstanding units if it and its affiliates own more than 90% of our common units.

Although a majority of our directors are elected by common unitholders, our general partner has a substantial influence on decisions made by our board of directors. Please read “Item 7B: Related-Party Transactions” below.

The vote of a majority of our common unitholders generally is required to amend the terms of our partnership agreement, including votes cast by affiliates of our general partner. As of the date hereof, an 18.3% interest in us may be deemed to be beneficially owned by affiliates of our general partner which can significantly impact any vote under the terms of our partnership agreement and may significantly affect your rights under our partnership agreement. In addition, affiliates of our general partner are not subject to the limitations on voting rights imposed on our other limited partners and may favor their own interests in any vote by our unitholders.

Under the terms of our partnership agreement, the affirmative vote of a majority of common units (including, in certain circumstances described in the partnership agreement, the votes of holders of Class B Units voting on an as-converted basis, or in certain other cases a higher percentage), is required in order to reach certain decisions or actions, including:

•	amendments to the definition of available cash, operating surplus and adjusted operating surplus;

•	changes in our cash distribution policy;

•	elimination of the obligation to pay the minimum quarterly distribution;

•	elimination of the obligation to hold an annual general meeting;

•	removal of any appointed director for cause;

•	transfer of the general partner interest;

•	transfer of our incentive distribution rights (“IDRs”);

•	the ability of the board of directors to sell, exchange or otherwise dispose of all or substantially all of our assets;

•	resolution of conflicts of interest;

•	withdrawal of the general partner;

•	removal of the general partner;

•	dissolution of the partnership;

•	change to the quorum requirements;

•	approval of merger or consolidation; and

•	any other amendment to the partnership agreement, except for certain amendments related to the day-to-day management of the Partnership and amendments necessary or appropriate to carrying on our business consistent with historical practice, including any change that our board of directors determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership, or any amendment that our board of directors, and, if required, our general partner, determines to be necessary or appropriate in connection with the authorization and issuance of any class or series of our securities.

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

As of December 31, 2014, the Marinakis family may be deemed to beneficially own on a fully converted basis a 17.6% and on a non-fully converted basis a 19.9% interest in us through its beneficial ownership of common units through, among others, Capital Maritime, which may be deemed to beneficially own a 14.9% interest in us, including 15,764,181 common units and a 2% interest in us (1.8% on a fully converted basis) through its ownership of our general partner, and Crude Carriers Investments, which may be deemed to beneficially own a 2.7% interest in us. These considerations may significantly impact any vote under the terms of our partnership agreement and may significantly affect your rights under our partnership agreement.

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

Our partnership agreement contains provisions that reduce the standards to which our general partner and directors would otherwise be held by Marshall Islands law. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity will be made by its sole owner, Capital Maritime. Specifically, pursuant to our partnership agreement, our general partner will be considered to be acting in its individual capacity if it exercises its call right, preemptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or IDRs, or votes upon the dissolution of the partnership;

•	provides that our general partner and our directors are entitled to make other decisions in “good faith” if they reasonably believe that the decision is in our best interests;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable”, our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that neither our general partner and its officers nor our directors will be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or directors or its officers or directors or those other persons engaged in actual fraud or willful misconduct.

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

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner:

•	The unitholders will be unable to remove our general partner without its consent so long as our general partner and its affiliates own sufficient units to be able to prevent such removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class and a majority vote of our board of directors is required to remove the general partner. As of December 31, 2014, the Marinakis family, including Evangelos M. Marinakis, our former chairman, may be deemed to beneficially own on a fully converted basis a 17.6% and on a non-fully converted basis a 19.9% interest in us through its beneficial ownership of common units through, among others, Capital Maritime.

•	Common unitholders elect five of the eight members of our board of directors. Our general partner in its sole discretion has the right to appoint the remaining three directors.

•	Election of the five directors elected by common unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

•	Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

•	Unitholders’ voting rights are further restricted by the partnership agreement provision providing that if any person or group, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of our board of directors, owns beneficially 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote.

•	We have substantial latitude in issuing equity securities without unitholder approval.

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

The market price of our common units could decline due to sales of a large number of units, or the issuance of debt securities or warrants, in the market, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common units.

In addition, pursuant to the terms of our partnership agreement, holders of our Class B Units may convert all or a portion of their Class B Units into common units at any time, and from time to time, at a ratio of one-for-one, such conversion ratio to be adjusted in the event that, among other certain anti-dilution protection provisions, the distribution rate on our common units is increased. As of December 31, 2014, certain Class B unitholders, including Capital Maritime, have converted an aggregate of 10,431,817 Class B Units into 10,431,817 common units. As of December 31, 2014, there were 14,223,737 Class B Units outstanding. During 2014, our sponsor converted 358,624 common units into general partner units and delivered such units to our general partner in order for it to maintain its 2% interest in us. For a more thorough description of the rights and privileges of our Class B unitholders under our partnership agreement, including voting rights, please refer to our partnership agreement, as amended, filed as Exhibit I to our Current Report on Form 6-K dated February 22, 2010, as Exhibit I to our Current Report on Form 6-K dated September 30, 2011, as Exhibit II to our Current Report on Form 6-K/A dated May 23, 2012, as Exhibit II to our Current Report on Form 6-K dated March 21, 2013 and as Exhibit A to Exhibit I to our Current Report on Form 6-K dated August 26, 2014.

We may issue additional equity securities without your approval, which would dilute your ownership interests.

We may, without the approval of our unitholders, issue an unlimited number of additional units or other equity securities, including securities to Capital Maritime. To date, we have issued and outstanding 14,223,737 Class B Units to certain investors, which are convertible on a one-for-one basis into common units under certain circumstances, and have also issued 24,967,240 common units to holders of Crude Carriers’ shares, in a unit-for-share transaction consummated in September 2011 whereby Crude Carriers became a wholly owned subsidiary of ours. We have also issued common units in connection with the acquisition of certain of our vessels, either directly to Capital Maritime or through public offerings, including an issuance of 279,286 common units in August 2013 in connection with the purchase of the Hyundai Prestige, Hyundai Privilege and Hyundai Platinum. In addition, on August 21, 2014, following approval obtained from our limited partners at our 2014 annual meeting, we amended and restated our Omnibus Incentive Compensation Plan, adopted in April 2008, as amended (the “Plan”), to increase the maximum number of restricted units authorized for issuance thereunder from 800,000 to 1,650,000, of which 795,200 have been previously issued and have vested. We also issued an aggregate of 17,250,000 common units in a public offering in September 2014, which included the full exercise of the underwriters’ overallotment option of 2,250,000 common units. In accordance with the terms of such offering, we used part of the proceeds from such offering to acquire from Capital Maritime 5,950,610 common units, which were canceled immediately after their acquisition. We may make additional such issuances in the future. The issuance by us of additional units or other equity securities of equal or senior rank may have the following effects:

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

As a limited partner in a partnership organized under the laws of the Republic of the Marshall Islands, you could be held liable for our obligations to the same extent as a general partner if you participate in the “control” of our business (and the person who transacts business with us reasonably believes, based on the limited partner’s conduct, that the limited partner is a general partner). Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities. In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business. Please read “The Partnership Agreement—Limited Liability” in our Registration Statement on Form F-1 filed with the SEC on March 19, 2007, for a more detailed discussion of the implications of the limitations on liability to a unitholder.

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

We completed our IPO on the Nasdaq Global Select Market on April 3, 2007. As a publicly traded limited partnership, we are required to comply with the SEC’s reporting requirements and with corporate governance and related requirements of the U.S. Sarbanes-Oxley Act of 2002, the SEC and the Nasdaq Global Select Market, on which our common units are listed. Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (“SOX 404”) requires that we evaluate and determine the effectiveness of our internal control over financial reporting on an annual basis and include in our reports filed with the SEC our management’s assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent registered public accounting firm. Our sponsor, Capital Maritime, provides substantially all of our financial reporting and we depend on the procedures they have in place. If, in such future annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified attestation report as to the effectiveness of our internal control over financial reporting as required by SOX 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common units.

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

Our affairs are governed by our partnership agreement and the MILPA. The provisions of the MILPA resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The MILPA also provides that it is to be applied and construed to make the laws of the Marshall Islands, with respect to the subject matter of the MILPA, uniform with the laws of the State of Delaware and, so long as it does not conflict with the MILPA or decisions of the High and Supreme Courts of the Republic of the Marshall Islands, the non-statutory law (or case law) of the State of Delaware is adopted as the law of the Marshall Islands. However, there have been few, if any, judicial cases in the Republic of the Marshall Islands interpreting the MILPA. For example, the rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Although the MILPA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware, our public unitholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling unitholders than would shareholders of a limited partnership organized in a U.S. jurisdiction.

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

Based on our current and projected method of operation, we believe that we are not currently a PFIC and we do not expect to become a PFIC in the future. We intend to treat our income from spot and time chartering activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, no assurance can be given that the Internal Revenue Service (the “IRS”) or a United States court will accept this position, and there is accordingly a risk that the IRS or a United States court could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations. See “Item 10E: Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences”.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the Internal Revenue Code of 1986, as amended (the “Code”), 50% of the gross shipping income of a vessel owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income generally is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code. We believe that we and each of our subsidiaries will qualify for this statutory tax exemption, and we will take this position for U.S. federal income tax return reporting purposes. See “Item 10E: Taxation—Material U.S. Federal Income Tax Considerations—The Section 883 Exemption”. However, there are factual circumstances, including some that may be beyond our control, which could cause us to lose the benefit of this tax exemption. In addition, our conclusion that we currently qualify for this exemption is based upon legal authorities that do not expressly contemplate an organizational structure such as ours. Although we have elected to be treated as a corporation for U.S. federal income tax purposes, for corporate law purposes we are organized as a limited partnership under Marshall Islands law. Our general partner will be responsible for managing our business and affairs and has been granted certain veto rights over decisions of our board of directors. Therefore, we can give no assurances that the IRS will not take a different position regarding our qualification, or the qualification of any of our subsidiaries, for this tax exemption.

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

A.	History and Development of the Partnership

We are a master limited partnership organized as Capital Product Partners L.P. under the laws of the Marshall Islands on January 16, 2007. We completed our IPO in April 2007 at which time our fleet consisted of eight vessels as compared to the thirty currently in our fleet. We maintain our principal executive headquarters at 3 Iassonos Street, Piraeus, 18537 Greece and our telephone number is +30 210 4584 950. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

On February 23, 2010, we announced the issuance of 5,800,000 common units at a public offering price of $8.85 per common unit under our Registration Statement on Form F-3 dated August 29, 2008, as amended (the “2008 Form F-3”). An additional 481,578 common units were subsequently sold on the same terms following the partial exercise of the overallotment option granted to the underwriters for the offering. Capital GP L.L.C., our general partner, participated in both the offering and the exercise of the overallotment option and purchased an additional 128,195 units at the public offering price, thereby maintaining its 2% interest us. Aggregate proceeds, net of commissions but before expenses relating to the offering, were approximately $54.0 million. The net proceeds from the offering were used to acquire one MR tanker at an acquisition price of $43.0 million and for general partnership purposes.

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

On August 9, 2010, we announced the issuance of 5,500,000 common units at a public offering price of $8.63 per common unit under our 2008 Form F-3. An additional 552,254 common units were subsequently sold on the same terms following the partial exercise of the overallotment option granted to the underwriters. Capital GP L.L.C., our general partner, participated in both the offering and the exercise of the overallotment option and purchased an additional 123,515 units at the public offering price, thereby maintaining its 2% interest in us. Aggregate proceeds, net of commissions but before expenses relating to the offering, were approximately $50.8 million. The net proceeds from the offering were used to acquire one MR tanker at an acquisition price of $43.5 million and for general partnership purposes.

On May 5, 2011, we entered into a definitive agreement to merge with Crude Carriers in a unit-for-share transaction whereby Crude Carriers would become a wholly owned subsidiary of ours. The exchange ratio was 1.56 of our units for each Crude Carriers share. In September 2011, we completed the merger with Crude Carriers, which was approved by 60.3% of Crude Carriers’ unaffiliated shareholders voting as a separate class, representing approximately 97.9% of the total votes cast, at a special shareholders’ meeting. In connection with the merger, we issued an additional 24,967,240 common units to holders of Crude Carriers’ shares, which include 3,284,210 common units resulting from the conversion of Crude Carriers’ Class B Shares owned by Crude Carriers Investments and 623,064 common units resulting from the conversion of common shares issued under the Crude Carriers Equity Incentive Plan (the “Crude Plan”). We also approved the election of Dimitris Christacopoulos, an independent member of the Crude Carriers board, to our board of directors. Concurrently with the completion of the merger, and in order for our general partner to maintain its 2% interest in us, 499,346 common units owned by Capital Maritime were converted into general partner units. For additional information regarding the merger with Crude Carriers please see our Registration Statement on Form F-4 filed with the SEC and declared effective on August 12, 2011 (our “Form F-4”).

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

In May 2012 we announced an agreement to issue $140.0 million of Class B Units to a group of investors including among others Kayne Anderson Capital Advisors, L.P., Swank Capital LLC, Salient Partners, Spring Creek Capital LLC, Mason Street Advisors LLC and our sponsor Capital Maritime (the “2012 Class B Unit Purchasers”). As of June 6, 2012, we had completed the issuance and sale of 15,555,554 Class B Units to the 2012 Class B Unit Purchasers pursuant to the Class B Convertible Preferred Unit Subscription Agreements dated May 11, 2012 and June 6, 2012, respectively (the “2012 Class B Unit Subscription Agreements”), entered into with the 2012 Class B Unit Purchasers. The Class B Units were priced at $9.00 per unit and are convertible at any time into common units of the Partnership on a one-for-one basis. The Class B Units pay fixed quarterly cash distribution of $0.21375 per unit representing an annualized distribution yield of 9.5%. The net proceeds of the transaction, together with part of our cash balances, were used to prepay debt of $149.6 million across our three credit facilities. The transaction was unanimously approved by our board of directors.

In connection with the issuance and sale of the Class B Units, we adopted the Second Amendment, dated as of May 22, 2012 (the “Second Amendment to the Partnership Agreement”), to our partnership agreement, which established and set forth the rights, preferences, privileges, duties and obligations of the Class B Units. The issued Class B Units have certain rights that are senior to the rights of the holders of common units, such as the right to distributions and rights upon liquidation of the Partnership. Furthermore, we entered into the certain Registration Rights Agreements, dated as of May 22, 2012 and June 6, 2012, respectively (“Registration Rights Agreements”), with certain 2012 Class B Unit Purchasers, relating to the registered resale of common units issuable upon the conversion of the Class B Units purchased pursuant to the Class B Unit Subscription Agreements. The Class B Units have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent a registration statement or exemption from registration.

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

For additional information regarding the issuance and sale of the Class B Units, the Registration Rights Agreements, the Class B Unit Subscription Agreements and the Second Amendment to the Partnership Agreement, please see our Current Reports on Form 6-K furnished to the SEC on May 23, 2012 and June 6, 2012 and Note 12 (Partners’ Capital) to our Financial Statements included herein.

In March 2013, we announced an agreement to issue 9,100,000 Class B Units to funds managed by Kayne Anderson Capital Advisors, L.P. and Oaktree Capital Management, L.P. as well as to our sponsor Capital Maritime (the “2013 Class B Unit Purchasers”) and completed the issuance and sale of such 9,100,000 Class B Units to the 2013 Class B Unit Purchasers pursuant to the Class B Convertible Preferred Unit Subscription Agreement dated March 15, 2013 (the “2013 Class B Unit Subscription Agreement”) entered into with the 2013 Class B Unit Purchasers. The Class B Units were priced at $8.25 per unit. In connection with the issuance and sale of the Class B Units, we adopted the Third Amendment, dated as of March 19, 2013 (the “Third Amendment to the Partnership Agreement”), to our partnership agreement, which amends some of the rights, preferences and privileges of the Class B Units. As described above and in further detail in the Second Amendment to the Partnership Agreement, filed as Exhibit II to our Current Report on Form 6-K/A dated May 23, 2012, the Class B Units have certain rights that are senior to the rights of the holders of our common units, such as the right to distributions and rights upon liquidation of the Partnership. The Third Amendment to the Partnership Agreement amends certain terms of the Class B Units, including an adjustment to the distribution rate for the Class B Units in the event the distribution rate on our common units is increased, and providing for the payment of distributions to holders of Class B Units in common units in the event distributions are not paid in cash. The Class B Units remain convertible at any time into common units of the Partnership on a one-for-one basis and continue to pay a fixed quarterly cash distribution of $0.21375 per unit representing an annualized distribution yield of 9.5%.

The net proceeds of the transaction, together with approximately $54.0 million from our existing 2008 credit facility and part of our cash balances, were used for the acquisition of two 5,023 TEU container vessels, the M/V ‘Hyundai Premium’ and M/V ‘Hyundai Paramount’, for a total consideration of $130.0 million. Both the M/V ‘Hyundai Premium’ and M/V ‘Hyundai Paramount’ were 2013 built at Hyundai Heavy Industries Co. Ltd.. The vessels were originally ordered by Capital Maritime and secured a 12 year time charter employment (+/- 60 days) to HMM at a gross rate of $29,350 per day.

As in our 2012 issuance of Class B Units, we entered into the a Registration Rights Agreement, dated as of March 19, 2013 (“2013 Registration Rights Agreement”), with certain 2013 Class B Unit Purchasers, relating to the registered resale of common units issuable upon the conversion of the Class B Units purchased pursuant to the 2013 Class B Unit Subscription Agreement. The Class B Units remain unregistered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent a registration statement or exemption from registration.

For additional information regarding the issuance and sale of our Class B Units in 2013, the 2013 Registration Rights Agreements, the 2013 Class B Unit Subscription Agreements and the Third Amendment to the Partnership Agreement, please see our Current Reports on Form 6-K furnished to the SEC on March 21, 2013 and Note 12 (Partners’ Capital) to our Financial Statements included herein.

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

On January 6, 2014, OSG and certain of its affiliates filed a motion (the “Settlement Motion”) with the Bankruptcy Court seeking approval of a settlement (the “Settlement”) with Deutsche Bank in connection with the Claims. Among other things, the Settlement provides that the Claims were allowed as general unsecured non-priority claims in the aggregate reduced amount of $43 million. The Bankruptcy Court approved the Settlement Motion on February 3, 2014. Pursuant to the terms of the Assignment Agreements, because the Claims are allowed in an aggregate amount of $43 million, we were obligated to refund $0.6 million to Deutsche Bank. In February 2014, we paid the amount of $0.6 million to Deutsche Bank.

On August 5, 2013, we announced the issuance of 11,900,000 common units at a public offering price of $9.25 per common unit under our 2011 Form F-3. An additional 1,785,000 common units were subsequently sold on the same terms following the full exercise of the overallotment option granted to the underwriters. Capital GP L.L.C., our general partner, participated in both the offering and the exercise of the overallotment option and purchased 279,286 units at the public offering price. Subsequent to the completion of the equity issuance, our sponsor converted 349,700 common units into general partner units and delivered such units to our general partner in order for our general partner to maintain its 2% interest in us. Net proceeds, before expenses, relating to the offering were $120.7 million. The net proceeds from the offering, together with $75.0 million from our 2013 credit facility and part of our cash balances, were used to acquire three 5,023 TEU container vessels, the M/V Hyundai Prestige, the M/V Hyundai Privilege and the M/V Hyundai Platinum, from our sponsor Capital Maritime for an aggregate purchase price of $195.0 million. Each of these vessels was built in 2013 at Hyundai Heavy Industries. Co. Ltd. and each such vessel is employed under a 12 year time charter employment (+/- 60 days) to HMM at a gross rate of $29,350 per day. The charters commenced shortly after the delivery of the vessels to Capital Maritime during the first half of 2013.

On September 6, 2013, and as amended on December 27, 2013, we entered into the 2013 credit facility. The 2013 credit facility is non-amortizing until March 2016, with a final maturity date in December 2020, and is priced at LIBOR plus 3.50% and a commitment fee of 1.00%. The facility is available for the funding of up to 50% of the charter free value of modern product tankers and post-panamax container vessels.

During 2013, certain holders of our Class B Units, including Capital Maritime, converted an aggregate of 5,733,333 Class B Units into common units in accordance with the terms of the partnership agreement.

2014 Developments

Master Vessel Acquisition Agreement and Reset of Incentive Distribution Right Thresholds

On July 24, 2014, we entered into a Master Vessel Acquisition Agreement with our sponsor, Capital Maritime (the “Master Vessel Acquisition Agreement”), pursuant to which we expect to acquire, subject to the satisfaction of various conditions precedent, the Dropdown Vessels for an aggregate purchase price of approximately $311.5 million. The Dropdown Containerships are expected to be purchased for approximately $81.5 million per vessel and the Dropdown Tankers are expected to be purchased for approximately $33.5 million per vessel. The Master Vessel Acquisition Agreement also provides that Capital Maritime will, subject to the terms of that agreement, grant us a right of first refusal over six additional newbuild Samsung eco medium range product tankers. The Dropdown Containerships to be acquired are chartered to CMA CGM for a minimum charter term of 60 months (+ 90 days/- 30 days) at a gross daily charter rate of $39,250, all of which were entered into as of December 19, 2013. The Dropdown Tankers to be acquired will be chartered to Capital Maritime (or (i) a wholly-owned subsidiary thereof if supported by an irrevocable and unconditional guarantee by Capital Maritime or (ii) other counterparty with at least the financial wherewithal and creditworthiness of Capital Maritime) for a minimum charter term of 24 months (+/- 30 days) at a gross daily charter rate of $17,000 plus 50/50 profit share on actual earnings settled every six months unless an alternative arrangement between Capital Maritime and the Partnership is entered into.

As consideration for these vessel acquisitions at prices below current market value, we agreed, subject to, among other things, the approval of our unitholders, to amend the partnership agreement to revise the target distributions to holders of our IDRs. Prior to this amendment to the partnership agreement, our general partner had the right to receive, subject to the rights of holders of the Class B Units and assuming our general partner maintained a 2% general partner interest in us and had not transferred the IDRs:

•	2% of all quarterly distributions until the holders of our common units had received $0.3750 per unit (the “Minimum Quarterly Distribution”);

•	2% of all quarterly distributions until the holders of our common units had received $0.4313 per unit (the “First Target Distribution”);

•	15% of all quarterly distributions until the holders of our common units had received $0.4688 per unit (the “Second Target Distribution”);

•	25% of all quarterly distributions until the holders of our common units had received $0.5625 per unit (the “Third Target Distribution”); and

•	50% of all quarterly distributions in excess of $0.5625 per unit.

Under the amendment to the partnership agreement proposed for unitholder approval, each of the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution would be reduced to $0.2325, $0.2425, $0.2675 and $0.2925, respectively, while our general partner’s right to receive 50% of quarterly cash distributions in excess of the Third Target Distribution would be reduced to a right to receive 35% of such cash distributions. As a result, our general partner would receive:

•	2% of all quarterly distributions until the holders of our common units had received $0.2325 per unit;

•	2% of all quarterly distributions until the holders of our common units had received $0.2425 per unit;

•	15% of all quarterly distributions until the holders of our common units had received $0.2675 per unit;

•	25% of all quarterly distributions until the holders of our common units had received $0.2925 per unit; and

•	35% of all quarterly distributions in excess of $0.2925 per unit.

On August 21, 2014, our unitholders approved, among other things, the amendment to the partnership agreement outlined above. As a result, we adopted the Fourth Amendment to the partnership agreement, dated as of August 25, 2014 (the “Fourth Amendment to the Partnership Agreement”), to reflect the approval of such amendment.

Thereafter, Capital Maritime, after discussion with, and with the unanimous support of, the conflicts committee of our board of directors, unilaterally notified us that it decided to waive its rights to receive quarterly incentive distributions between $0.2425 and $0.25. This waiver effectively has increased the First Target Distribution from $0.2425 to $0.25.

Management Transition

As announced on September 8, 2014, Mr. Petros Christodoulou was appointed as Chief Executive Officer and Chief Financial Officer, succeeding Mr. Ioannis Lazaridis, who served as Chief Executive Officer and Chief Financial Officer since January 2007. Mr. Christodoulou’s appointment was unanimously approved by our board of directors and Mr. Lazaridis remains a member of our board of directors. In September 2014, Mr. Nikolaos Syntychakis resigned as a director of our board of directors. Mr. Syntychakis was a director appointed by our general partner, which appointed Mr. Christodoulou as a director to replace Mr. Syntychakis. The initial term of Mr. Christodoulou’s appointment to our board of directors will expire at our 2016 annual general meeting of unitholders. Effective December 19, 2014, Mr. Evangelos M. Marinakis stepped down as Chairman of our board of directors, and resigned as a director of our board of directors. Mr. Lazaridis was appointed as non-executive Chairman of our board of directors as of such date. Mr. Marinakis was a director appointed by our general partner, which appointed Mr. Gerasimos Kalogiratos as a director to replace Mr. Marinakis effective as of such date. The initial term of Mr. Kalogiratos’s appointment to our board of directors will expire at our 2016 annual general meeting of unitholders.

Issuance and Sale of Common Units

In September 2014, we completed the issuance of 15,000,000 common units at a public offering price of $10.53 per common unit under our 2011 Form F-3. An additional 2,250,000 common units were subsequently sold on the same terms following the full exercise of the overallotment option granted to the underwriters. Also in September 2014, our sponsor converted an aggregate of 358,624 common units into general partner units and delivered such units to our general partner in order for it to maintain its 2% interest in us. Net proceeds, after the deduction of the underwriters commission but before expenses, relating to the offering were approximately $173.9 million. The net proceeds from the offering were used to repurchase from Capital Maritime 5,950,610 common units at an aggregate price of $60.0 million, and to cancel such common units. We expect the remaining proceeds will be used to partially fund the approximately $311.5 million aggregate purchase price for the Dropdown Vessels and for general partnership purposes.

Other Developments

At our annual general meeting of unitholders held on August 21, 2014 (i) the Fourth Amendment to the Partnership Agreement was approved, as described in “Item 4A: History and Development of the Partnership—2014 Developments—Master Vessel Acquisition Agreement and Reset of Incentive Distribution Right Thresholds” above, (ii) Pierre de Demandolx-Dedons was reelected to act as a Class I Director until our 2017 annual general meeting and (iii) the Plan was amended and restated to increase the maximum number of restricted units authorized for issuance thereunder from 800,000 to 1,650,000, of which 795,200 have been previously issued and have vested. No other actions were taken at the meeting.

During 2014, certain holders of our Class B Units, including Capital Maritime, converted an aggregate of 4,698,484 Class B Units into common units in accordance with the terms of the partnership agreement.

Our fleet consists of 30 high specification vessels. Other than as described in “Item 4A: History and Development of the Partnership—2014 Developments—Master Vessel Acquisition Agreement and Reset of Incentive Distribution Right Thresholds” above, we currently have no capital commitments to purchase or build additional vessels. We intend to continue to evaluate potential acquisitions of vessels or businesses and to take advantage of our relationship with Capital Maritime in a prudent manner that is accretive to our unitholders and to long-term distribution growth.

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

We are an international owner of modern tanker, container and drybulk vessels. Our fleet of 30 modern high specification vessels (2.1 million dwt) with an average age of approximately 6.8 years as of December 31, 2014, consists of four Suezmax crude oil tankers, eighteen modern MR tankers, all of which are classed as IMO II/III vessels, seven post-panamax container carrier vessels and one Capesize bulk carrier. Our vessels are capable of carrying a wide range of cargoes, including crude oil, refined oil products such as gasoline, diesel, fuel oil and jet fuel, edible oils and certain chemicals, such as ethanol, as well as dry cargo and containerized goods. As of December 31, 2014, all our vessels were chartered under medium- to long-term time and bareboat charters (with a revenue weighted average remaining term of approximately 8.3 years) to large charterers such as BP Shipping Limited, subsidiaries of OSG, Maersk Line, HMM, CSSA S.A. (Total S.A.), Subtec S.A. de C.V. (“Subtec”), Cosco, Engen Petroleum Ltd., Repsol Trading S.A. (“Repsol”) and Capital Maritime. All our time and bareboat charters provide for the receipt of a fixed base rate for the life of the charter, and in the case of 7 of our 24 time charters, also provide for profit sharing arrangements in excess of the base rate. Please see “Item 4B: Business Overview—Our Charters—Profit Sharing Arrangements” below for a detailed description of how profit sharing is calculated. As of December 31, 2014, the Marinakis family, including Evangelos M. Marinakis, our former chairman, may be deemed to beneficially own on a fully converted basis a 17.6% and on a non-fully converted basis a 19.9% interest in us through its beneficial ownership of common units through, among others, Capital Maritime.

Business Strategies

Our primary business objective is to pay a sustainable quarterly distribution on our common units and Class B Units and to increase our distributions on our common units over time by executing the following business strategies:

•	Maintain medium- to long-term fixed charters. We believe that the medium to long-term, fixed-rate nature of our charters and our cost efficient ship management operations under our agreements with Capital Ship Management provide visibility of revenues and cash flows in the medium to long-term. As of December 31, 2014, all of our vessels were chartered under medium to long-term time and bareboat charters with a revenue weighted average remaining term of approximately 8.3 years. As our vessels come up for rechartering, we will seek to redeploy them under period contracts that reflect our expectations of prevailing market conditions. We will continue to evaluate growth opportunities across all shipping sectors, with a focus on chartering our vessels to third parties. We believe that the young age and diversified profile of our fleet, the high specifications of our vessels and our Manager’s ability to meet the rigorous vetting requirements of some of the world’s most selective major international oil companies and major charterers in the tanker, drybulk and container sectors will position us favorably to continue to secure medium to long-term charters for our vessels.

•	Expand our relationships with both current and new charterers and capitalize on our relationship with Capital Maritime. We aim to increase the number of vessels we charter to our current third-party charterers in order to expand our relationships with them and take advantage of their diverse shipping requirements. We also believe that we can leverage our relationship with Capital Maritime and its ability to meet the rigorous vetting and selection processes of leading oil companies, as well as other charterers in the tanker, drybulk and container sectors, in order to attract new charterers for our fleet and increase the product, customer, geography and maturity diversity of our portfolio. We also believe that Capital Maritime will remain a strong chartering option.

•

Expand our fleet through opportunistic acquisitions. Our fleet currently consists of 30 vessels with 2.1 million deadweight capacity, as compared to eight vessels with 0.3 million deadweight capacity at the time of our IPO in 2007. We intend to continue to evaluate potential acquisitions of both newbuilds and second-hand vessels from Capital Maritime and third parties in order to make opportunistic acquisitions for our fleet while maintaining a strong balance sheet. We also intend to take advantage of opportunities afforded to us by our relationship with our sponsor Capital Maritime. On July 24, 2014, we entered into a Master Vessel Acquisition Agreement with Capital Maritime to acquire the

Dropdown Vessels, with a right of first refusal to acquire six additional product tanker vessels, as further described in “Item 4A: History and Development of the Partnership—2014 Developments—Master Vessel Acquisition Agreement and Reset of Incentive Distribution Right Thresholds” above. For additional information, please also see our Current Report on Form 6-K, and the exhibits thereto, furnished to the SEC on July 29, 2014. Based on our completed equity offerings in 2013 and 2014, our existing secured credit facilities and our current cash balances, we believe that we have fully funded our anticipated acquisition of the Dropdown Vessels from Capital Maritime in 2015. For future acquisitions, we may consider moderate increases in our overall leverage, either through debt or equity financing, provided that we are able to maintain low breakeven rates and deliver steady distributions to our unitholders. In addition, we may pursue opportunities for acquisitions of, or combinations with, other shipping businesses.

•	Maintain a strong balance sheet through moderate use of leverage. While we anticipate that we will finance our vessels and future vessel acquisitions through a mix of debt and equity financing, we intend to maintain a moderate level of leverage over time. By maintaining moderate levels of leverage, we expect to retain greater flexibility than our more leveraged competitors, maintain low breakeven rates and deliver steady distributions to our unitholders. In addition, charterers have increasingly favored financially solid vessel owners, and we believe that our anticipated balance sheet strength will enable us to access more favorable chartering opportunities, as well as give us a competitive advantage in pursuing vessel acquisitions.

•	Maintain and build on our ability to meet rigorous industry and regulatory safety standards. We believe that in order for us to be successful in growing our business, we will need to maintain our vessel safety record and build on our high level of customer service and support. Our Manager, Capital Ship Management, has a strong record of vessel safety and compliance with rigorous health, safety and environmental protection standards, and is also committed to providing our customers with a high level of customer service and support.

Competitive Strengths

We believe that we are well-positioned to execute our business strategies and our future prospects for success are enhanced because of the following competitive strengths:

•	Well-established relationships with our counterparties and with Capital Maritime. We believe our strong relationships with our counterparties, many of which have chartered vessels from us since our IPO in 2007, provide a platform for the growth of our business and operating cash flow. We have established longstanding relationships with large well-known charterers, such as BP, Total S.A., Maersk Line and Repsol S.A. Because of our existing relationships, we believe that we are well situated to further develop our medium to long-term charter relationships with leading charterers in the shipping industry. Our business also benefits from our unique relationship with Capital Maritime, our sponsor, which has a well-established reputation and safety and environmental track record within the shipping industry, a substantial newbuilding orderbook and strong relationships with many of the world’s leading oil companies, commodity traders, container operators and shipping companies. We also benefit from Capital Maritime’s expertise in technical fleet management and its ability to meet the rigorous vetting requirements of some of the world’s most selective major international oil companies and other charterers in the drybulk and container sectors.

•

Modern, high specification diversified fleet. Since our IPO in 2007, our fleet has grown from eight to 30 modern high specification vessels, with a value of approximately $1.1 billion on a charter free basis and $1.3 billion on a charter attached basis as of December 31, 2014. Our vessels were primarily constructed at reputable shipyards in Japan and South Korea, and have an average age of 6.8 years, as of December 31, 2014. In 2015, we expect to purchase the Dropdown Vessels. The wide range of sizes and geographic flexibility of our fleet and our compliance with existing regulatory standards and the excellent operational track record of our sponsor and its ability to meet the rigorous vetting requirements of some of the world’s most selective major international oil companies and other charterers in the drybulk and container sectors are attractive to charterers, providing them with a high degree of flexibility with respect to cargoes and trade routes. As a result, we have been able to expand our chartering relationships with both existing and new counterparties.

•	Revenue and cash flow visibility and stability. Because a number of our vessels are chartered under medium and long-term contracts, we benefit from revenue and cash flow visibility. We have also developed a diversified revenue stream due to our exposure to the product, crude, container and bulk shipping sectors, which provides us with revenue and cash flow stability. As of December 31, 2014, our average remaining charter duration was 8.3 years. In addition, we have 83% charter coverage for 2015 and 65% charter coverage for 2016. Our remaining staggered charter expirations are primarily in the product and crude segments, and we believe we are well positioned to take advantage of the positive demand fundamentals in the product tanker business as our vessels become available for rechartering.

•	Modern, high specification product tanker and containership fleet. The 18 medium range tankers that form part of our fleet are all classed as IMO II/III vessels, which, in addition to the Ice Class 1A classification notation of many of our vessels, the wide range in size and geographic flexibility of our fleet and compliance with existing regulatory standards, are attractive to our charterers, providing them with a high degree of flexibility in the types of cargoes and variety in the trade routes they may choose as they employ our fleet. We believe that these characteristics of our product tankers position us to take advantage of the positive demand fundamentals in the product tanker business as our vessels become available for rechartering.

•	Strong asset coverage, cost efficient operations and acquisition funding. We believe that we have a strong balance sheet and that our financial strength positions us to continue to make opportunistic acquisitions and grow our business with charterers as they seek financially sound counterparties for long-term contracts. We also believe that we have a long history of cost efficient ship management with consistent cost performance below industry benchmarks due to our outsourcing of vessel management and operations to our Manager. Based on our completed net equity offerings of $309.7 million in 2013 and 2014, including the $60.0 million paid to Capital Maritime in order to acquire and immediately cancel 5,950,610 of our common units, our existing secured credit facilities and our current cash balances, we have fully funded our anticipated acquisition of the Dropdown Vessels from Capital Maritime in 2015.

Our Customers

We provide marine transportation services under medium to long-term time charters or bareboat charters with counterparties that we believe are creditworthy:

•	Maersk Line, the global containerized division of A.P. Møller-Mærsk – Maersk Group, which is presently the world’s largest liner company with a fleet of more than 600 owned and operated vessels.

•	Hyundai Merchant Marine Co. Ltd., an integrated logistics company, operating around 160 state-of-the-art vessels. HMM boasts worldwide global service networks, diverse logistics facilities, leading IT shipping related systems, a professional highly trained staff and a continual effort to provide premiere transportation services.

•	BP Shipping Limited, the shipping affiliate of BP, one of the world’s largest producers of crude oil and natural gas. BP has exploration and production interests in over 20 countries. BP Shipping Limited provides all logistics for the marketing of BP’s oil and gas cargoes.

•	Overseas Shipholding Group Inc., one of the largest independent shipping companies in the world operating crude and product tankers with a fleet of over 100 owned and operated vessels.

•	CSSA S.A. (Total S.A.), the shipping affiliate of Total S.A., the fifth largest publicly-traded integrated international oil and gas company in the world. Total S.A. is a multinational energy company with more than 97,000 employees, and operations in more than 130 countries.

•	Cosco Bulk Carrier Co. Ltd., an affiliate of the COSCO Group which is one of the largest drybulk charterers globally. The COSCO Group, listed on the Hong Kong Stock Exchange is believed to be China’s largest group specializing in global shipping, modern logistics and ship building and repairing. COSCO Group currently owns and controls over 800 modern merchant vessels with a total tonnage of 56 million dwt and an annual carrying capacity of 400 million tons.

•	Engen Petroleum Ltd., a South Africa-based energy company focusing on the downstream refined petroleum products market and related businesses.

•	Repsol Trading S.A., a subsidiary of Repsol S.A., an oil and gas conglomerate that operates in 30 countries, produces more than 1 million barrels a day from its oil fields, has a total installed capacity of 1.2 million barrels a day in its 10 refineries and sells its products through 7,250 service stations around the world.

•	SUBTEC S.A. de C.V., a Mexican company specializing in the supply and operation of vessels for the offshore oil and gas industry.

•	Capital Maritime & Trading Corp., an established, diversified shipping company with activities in the sea transportation of wet (crude oil, oil products, chemicals), container and dry cargoes worldwide with a long history of operating and investing in the shipping markets.

For the year ended December 31, 2014, Capital Maritime, HMM and Maersk Line accounted for 38%, 24% and 12% of our revenues, respectively. For the year ended December 31, 2013, Capital Maritime, BP Shipping Limited, Maersk Line and HMM accounted for 32%, 17%, 14% and 13% of our revenues, respectively. For the year ended December 31, 2012, Capital Maritime and BP Shipping Limited accounted for 45% and 23% of our revenues, respectively.

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

Our Management Agreements

We have entered into three separate technical and commercial management agreements with Capital Ship Management, a subsidiary of Capital Maritime, for the management of our fleet. Each vessel in our fleet is managed under the terms of one of the following three agreements:

•	Fixed fee management agreement: At the time of our IPO we entered into an agreement with our Manager, according to which our Manager provides us with certain commercial and technical management services for a fixed daily fee per managed vessel which covers the commercial and technical management services, the respective vessel’s operating costs such as crewing, repairs and maintenance, insurance, stores, spares, and lubricants, as well as the cost of the first special survey or next scheduled drydocking, of each vessel. In addition to the fixed daily fees payable under the management agreement, Capital Ship Management is entitled to supplementary compensation for Extraordinary Fees and Costs (as defined in the agreement) of any additional direct and indirect expenses it reasonably incurs in providing these services, which may vary from time to time. We also pay a fixed daily fee per bareboat chartered vessel in our fleet, mainly to cover compliance and commercial costs, which include those costs incurred by our Manager to remain in compliance with the oil majors’ requirements, including vetting requirements.

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

•	Crude Carriers management agreement: In September 2011, we completed our merger with Crude Carriers. The five crude tanker vessels we acquired as part of the merger continue to be managed under a management agreement entered into in March 2010, as amended, with Capital Ship Management whose initial term expires on December 31, 2020. Under the terms of this agreement we compensate our Manager for all of its expenses and liabilities incurred on our behalf while providing the agreed services to us, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating and administrative costs. We also pay our Manager the following fees: (a) a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index; (b) a sale and purchase fee equal to 1% of the gross purchase or sale price upon the consummation of any purchase or sale of a vessel acquired by Crude Carriers and (c) a commercial services fee equal to 1.25% of all gross charter revenues generated by each vessel for commercial services rendered. The manager has the right to terminate the Crude Carriers management agreement and, under certain circumstances, could receive substantial sums in connection with such termination; however, even if our board of directors or our unitholders are dissatisfied with the manager, there are limited circumstances under which we can terminate this management agreement. This termination fee was initially set at $9.0 million in March 2010 and increases on each one-year anniversary during which the management agreement remains in effect (on a compounding basis) in accordance with the total percentage increase, if any, in the United States Consumer Price Index over the immediately preceding 12 months. As of March 2014, this termination fee had been adjusted to $9.8 million.

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

The table below sets out, as of December 31, 2014 the management agreement under which each vessel in our fleet is managed.

Vessel Name	Fixed fee management agreement	Floating fee management agreement	Crude management agreement
M/T Atlantas (M/T British Ensign)	X	—	—
M/T Assos (M/T Insurgentes)	until Apr 22, 2014	as of Apr 23, 2014	—
M/T Aktoras (M/T British Envoy)	X	—	—
M/T Agisilaos	—	X	—
M/T Arionas	—	X	—
M/T Avax	until Apr 17, 2012	as of Apr 18, 2012	—
M/T Aiolos (M/T British Emissary)	X	—	—
M/T Axios	until Jun 12, 2012	as of Jun 13, 2012	—
M/T Atrotos (M/T El Pipila)	until Apr 26, 2014	as of Apr 27, 2014	—
M/T Akeraios	until Aug 25, 2012	as of Aug 26, 2012	—
M/T Apostolos	until Sept 14, 2012	as of Sep 15, 2012	—
M/T Anemos I	until Dec 23, 2012	as of Dec 24, 2012	—
M/T Alexandros II (M/T Overseas Serifos)	until Jan 21, 2013 & since May 9, 2013	from Jan 22, 2013 up to May 8, 2013	—
M/T Amore Mio II	until May 18, 2014	As of May 19, 2014	—

Vessel Name	Fixed fee management agreement	Floating fee management agreement	Crude management agreement
M/T Aristotelis II (M/T Overseas Sifnos)	X	—	—
M/T Aris II (M/T Overseas Kimolos)	X	—	—
M/T Ayrton II	until Mar 31, 2014	As of Apr 1, 2014	—
M/T Alkiviadis	X	—	—
M/V Cape Agamemnon	—	X	—
M/T Miltiadis M II	—	—	X
M/T Amoureux	—	—	X
M/T Aias	—	—	X
M/V Agamemnon	—	as of Dec 22, 2012	—
M/V Archimidis	—	as of Dec 22, 2012	—
M/V Hyundai Prestige	—	as of Sep 11, 2013	—
M/V Hyundai Premium	—	as of March 20, 2013	—
M/V Hyundai Paramount	—	as of March 27, 2013	—
M/V Hyundai Privilege	—	as of Sep 11, 2013	—
M/V Hyundai Platinum	—	as of Sep 11, 2013	—
M/T Aristotelis	—	as of Nov 28, 2013	—

Our Fleet

At the time of our IPO on April 3, 2007, our fleet consisted of eight vessels. Since that date, the size of our fleet has greatly increased in terms of both number of vessels and carrying capacity and currently consists of 30 vessels of various sizes with an average age of approximately 6.8 years and average remaining term under our charters of approximately 8.3 years (each, as of December 31, 2014).

We intend to continue to take advantage of our unique relationship with Capital Maritime, including through the expected acquisition of the Dropdown Vessels, and, subject to prevailing shipping, charter and financial market conditions and the approval of our board of directors, make strategic acquisitions in the medium to long term in a prudent manner that is accretive to our unitholders and to long-term distribution growth. Please read “Item 4A: History and Development of the Partnership—2014 Developments—Master Vessel Acquisition Agreement and Reset of Incentive Distribution Right Thresholds” for a more detailed description of our expected acquisition of the Dropdown Vessels, as well as the right of first refusal Capital Maritime granted to us with respect to the acquisition of six additional product tanker vessels. In addition, we may pursue opportunities for acquisitions of, or combinations with, other shipping businesses. Pursuant to the amended and restated omnibus agreement we have entered into with Capital Maritime pursuant to our merger with Crude Carriers, Capital Maritime has granted us a right of first offer for any product tanker in its fleet with carrying capacity over 30,000 dwt under time or bareboat charter with a remaining duration of at least twelve months. Capital Maritime is, however, under no obligation to fix any of these vessels under charters of longer than twelve months. Please read “Item 7B: Related-Party Transactions” for a detailed description of our amended and restated omnibus agreement with Capital Maritime.

The table below provides summary information as of December 31, 2014 about the vessels in our fleet, as well as their delivery date or expected delivery date to us and their employment, including earliest possible redelivery dates of the vessels and relevant charter rates. The table also includes the daily management fee and approximate expected termination date of the respective management agreement with Capital Ship Management with respect to each vessel. Sister vessels, which are vessels of similar specifications and size typically built at the same shipyard, are denoted by the same letter in the table. We believe that sister vessels provide a number of efficiency advantages in the management of our fleet.

All of the vessels in our fleet are or were designed, constructed, inspected and tested in accordance with the rules and regulations of Det Norske Veritas (“DNV”), Lloyd’s Register of Shipping (“Lloyd’s”), Bureau Veritas (“BV”) or the American Bureau of Shipping (“ABS”) and were under time or bareboat charters from the time of their delivery.

VESSELS IN OUR FLEET AS OF DECEMBER 31, 2014
Vessel name	Sister Vessels[1]	Year built	DWT - TEU	OPEX (per day)[2]	Management Agreement Expiration	Charter Duration/ Type[3]	Expiry of Charter[4]	Daily Charter Rate (Net)		Profit Share[5]	Charterer[6]	Description
PRODUCT TANKERS
Atlantas[7]	A	2006	36,760	$500	Mar 2016	10-yr BC	Apr 2016	$6,750			BP	Ice Class 1A IMO II/III Chem./Prod.
Aktoras[7]	A	2006	36,759	$500	Mar 2016	9.5-yr BC	Jan 2016	$7,000			BP	Ice Class 1A IMO II/III Chem./Prod.
Aiolos[7]	A	2007	36,725	$500	Jan 2017	10-yr BC	Mar 2017	$13,433			BP	Ice Class 1A IMO II/III Chem./Prod.
Agisilaos[9]	A	2006	36,760	Floating	Dec 2016	1-yr TC	Aug 2015	$14,072			CMTC	Ice Class 1A IMO II/III Chem./Prod.
Arionas	A	2006	36,725	Floating	Aug 2016	1.2-yr TC	Jan 2016	$14,813			CMTC	Ice Class 1A IMO II/III Chem./Prod.
Axios[15]	B	2007	47,872	Floating	Jun 2017	1-yr TC	Jun 2015	$14,566		✓	CMTC	Ice Class 1A IMO II/III Chem./Prod.
Avax[9]	B	2007	47,834	Floating	Apr 2017	1-yr TC	Aug 2015	$14,566			CMTC	Ice Class 1A IMO II/III Chem./Prod.
Akeraios[16]	B	2007	47,781	Floating	Aug 2017	1.5-yr TC	Feb 2015	$14,763		✓	CMTC	Ice Class 1A IMO II/III Chem./Prod.
Anemos I	B	2007	47,782	Floating	Dec 2017	1.2-yr TC	Feb 2015	$14,664		✓	CMTC	Ice Class 1A IMO II/III Chem./Prod.
Apostolos[16]	B	2007	47,782	Floating	Sep 2017	1.5-yr TC	Apr 2015	$14,664		✓	CMTC	Ice Class 1A IMO II/III Chem./Prod.
Alexandros II8	C	2008	51,258	$250	Dec 2017 – Mar 2018	10-yr BC	Nov 2017	$6,250			OSG	IMO II/III Chem./Prod.
Aristotelis II8	C	2008	51,226	$250	Mar 2018 – June 2018	10-yr BC	Apr 2018	$6,250			OSG	IMO II/III Chem./Prod.
Aris II8	C	2008	51,218	$250	May-Aug 2018	10-yr BC	Jun 2018	$6,250			OSG	IMO II/III Chem./Prod.
Ayrton II	C	2009	51,260	Floating	Apr 2019	1.5-yr TC	Sep 2015	$14,774			EP	IMO II/III Chem./Prod.
Atrotos[9]	B	2007	47,786	Floating	Apr 2019	1-yr TC	Apr 2015	$14,566			CMTC	Ice Class 1A IMO II/III Chem./Prod.
Alkiviadis[10]	A	2006	36,721	$7,000	Jun 2015	1 -yr TC	Aug 2015	$13,948			CSSA	Ice Class 1A IMO II/III Chem./Prod.
Assos[9,15]	B	2006	47,872	Floating	Apr 2019	1-yr TC	May 2015	$14,566			CMTC	Ice Class 1A IMO II/III Chem./Prod.
Aristotelis[17]	B	2013	51,604	Floating	Nov 2018	1.5-yr TC	June 2015	$16,787		✓	CMTC	Eco IMO II/III Chem./Prod.
CRUDE TANKERS
Amoureux[11,18]	D	2008	149,993	Crude	Dec 2020	1-yr TC	Jan 2015	$23,700	[11]	✓	CMTC	Crude Oil Suezmax
Aias[14]	D	2008	150,393	Crude	Dec 2020	1-yr TC	Feb 2015	$23,700		✓	CMTC	Crude Oil Suezmax
Amore Mio II19	E	2001	159,982	Floating	May 2019	1-yr TC	Jan 2015	$16,788			CMTC	Crude Oil Suezmax
Miltiadis M II12	F	2006	162,397	Crude	Dec 2020	2.5-yr TC	Apr 2015	$22,895	[12]		SUBT	Ice Class 1A Crude Oil Suezmax ax
DRYBULK VESSEL
Cape Agamemnon	G	2010	179,221	Floating	Jun 2016	10-yr TC	Jun 2020	$40,090			COSCO	Cape Size Dry Cargo
CONTAINER CARRIER VESSELS
Archimidis[13]	H	2006	103,773 – 7,943 TEU	Floating	Dec 2017	3-yr TC	Oct 2015	$33,150			MAERSK	Container Carrier
Agamemnon[13]	H	2007	103,773 – 7,943 TEU	Floating	Dec 2017	3.2-yr TC	Jul 2015	$33,150			MAERSK	Container Carrier
Hyundai Prestige	I	2013	63,010 – 5,023 TEU	Floating	Sep 2018	12-yr TC	Dec 2024	$28,616			HMM	Eco Wide Beam Container Carrier

VESSELS IN OUR FLEET AS OF DECEMBER 31, 2014
Vessel name	Sister Vessels[1]	Year built	DWT - TEU	OPEX (per day)[2]	Management Agreement Expiration	Charter Duration/ Type[3]	Expiry of Charter[4]	Daily Charter Rate (Net)	Profit Share[5]	Charterer[6]	Description
Hyundai Premium	I	2013	63,010 – 5,023 TEU	Floating	Apr 2018	12-yr TC	Jan 2025	$28,616		HMM	Eco Wide Beam Container Carrier
Hyundai Paramount	I	2013	63,010 – 5,023 TEU	Floating	Apr 2018	12-yr TC	Feb 2025	$28,616		HMM	Eco Wide Beam Container Carrier
Hyundai Privilege	I	2013	63,010 – 5,023 TEU	Floating	Sep 2018	12-yr TC	Mar 2025	$28,616		HMM	Eco Wide Beam Container Carrier
Hyundai Platinum	I	2013	63,010 5,023 TEU	Floating	Sep 2018	12-yr TC	Apr 2025	$28,616		HMM	Eco Wide Beam Container Carrier

TOTAL FLEET DWT:			2,136,307 – 41,001 TEU

1	Sister vessels are denoted in the tables by the same letter as follows: (A), (B): these vessels were built by Hyundai MIPO Dockyard Co., Ltd., South Korea, (C): these vessels were built by STX Shipbuilding Co., Ltd., South Korea, (D): these vessels were built by Universal Shipbuilding Corp., Ariake, Japan (E),(F), (H): these vessels were built by Daewoo Shipbuilding and Marine Engineering Co., Ltd., South Korea. (G) this vessel was built by Sungdong Shipbuilding & Marine Engineering Co., Ltd., South Korea. (I): these vessels were built by Hyundai Heavy Industries Co. Ltd, South Korea.
2	Floating: These vessels are managed under the floating fee management agreement entered into with our Manager. Crude: These vessels managed under the Crude management agreement entered into between Crude and our Manager. The remaining vessels are managed under the fixed fee management agreement entered into with our Manager. For additional details regarding our management agreements please see “Item 4B: Business Overview—Our Management Agreements” above.
3	TC: Time Charter, BC: Bareboat Charter
4	Earliest possible redelivery date. For product tankers the redelivery date is +/-30 days at the charterer’s option. For container carrier vessels under charter with Maersk Line, the expiry of the charter assumes the exercise by Maersk Line of its option to extend the charter (+/- 30 days) at revised rates (See Footnote 13 below for additional information).
5	Product Tankers: 50/50 profit share element for all vessels applies only to voyages that breach Institute Warranty Limits (“IWL”). The amounts received under these profit-sharing arrangements are subject to the same commissions payable on the gross charter rates, if any. Crude Tankers 50/50 profit share on actual earnings settled every 6 months for the first 12 months of the TC.
6	BP: BP Shipping Ltd. OSG: certain subsidiaries of OSG. CMTC: Capital Maritime & Trading Corp. (our Sponsor). SUBT: Subtec S.A. de C.V. COSCO: Cosco Bulk Carrier Co. Ltd., an affiliate of the COSCO Group. MAERSK: A.P. Moller-Maersk A.S. HMM: Hyundai Merchant Marine Co. Ltd. EP: Engen Petroleum Ltd. CSSA: CSSA S.A. (Total S.A.).
7	For the duration of the BC these vessels have been renamed British Ensign, British Envoy and British Emissary, respectively.

The M/T British Ensign is continuing its bareboat charter with BP Shipping after the completion of its previous bareboat charter with BP Shipping in April, 2014 for an additional 24 months at a bareboat rate of $6,750 per day. BP Shipping has the option to extend the duration of the charter for up to a further 12 months as either bareboat charter at a bareboat rate of $7,250 per day for the optional periods if declared or as on time charter basis during the optional periods at a time charter rate of $14,250 per day, if declared.

The M/T British Envoy is continuing its bareboat charter with BP Shipping after the completion of the current charter in July 2014 for an additional 18 months at a bareboat rate of $7,000 per day. BP Shipping has the option to extend the charter duration for up to a further 12 months either as a bareboat charter at a bareboat rate $7,250 per day for the optional periods, if declared or as a time charter at a time charter rate of $14,250 per day, if declared.

The M/T British Emissary will continue its bareboat charter with BP Shipping after the completion of its current bareboat charter with BP Shipping in March 2015 for an additional 24 months at a bareboat rate of $7,000 per day. BP Shipping has the option to extend the duration of the charter for up to a further 12 months either as bareboat charter at a bareboat rate of $7,250 per day for the optional periods if declared or on a time charter basis during all optional periods at a time charter rate of $14,250 per day if declared.

8	For the duration of the BC these vessels have been renamed: Overseas Serifos, Overseas Sifnos and Overseas Kimolos. OSG has the option of extending the employment of each vessel following the completion of the bareboat charters for an additional two years on on a time chartered basis at a rate of $16,500 per day. OSG has an option to purchase each vessel at the end of the eighth, ninth or tenth year of its charter for $38.0 million, $35.5 million and $33.0 million, respectively, which option is exercisable six months before the date of completion of the relevant year of the charter. The expiration date above may therefore change depending on whether the charterer exercises its purchase option.
9	For the M/T Agisilaos, the M/T Avax, the M/T Atrotos and the M/T Assos, Capital Maritime has the option to extend the respective charters for one additional year at a net daily rate of $14,319, $15,059, $15,059 and $15,059 respectively.

10	CSSA has the option to extend the charter for one additional year at a net daily rate of $14,936.
11	The vessel owning company of the M/T Amoureux has entered into a one year time charter with Capital Maritime at a net rate of $23,700 per day, with profit share on actual earnings settled every six months. The charter commenced in January 2014. Also,
12	SUBT has subsequently delivered this vessel to PEMEX. In September 2014, after a two years’ time charter at a net daily rate of $22,895, the charterer extended the charter for an additional six months at a net daily charter rate of $27,650.
13	Maersk Line has the option to extend the charter for an additional four years at a net daily rate of $30,712 and $29,737, respectively, for the fourth and fifth year and $31,200 per day for the final two years. If all options were to be exercised, the employment of the vessels would extend to October 2019 for the M/V Archimidis and July 2019 for the M/V Agamemnon.
14	Repsol S.A. has chartered the M/T Aias under a three year time charter at a net daily rate of $25,506. The charter commenced in February 2015.
15	During 2015, Petroleo Brasileiro S.A. has chartered the M/T Axios and the M/T Assos under a three year time charter at a net daily rate of $15,015 each. The charters are expected to commence in February 2015. Under the agreed terms of the respective charters, we have the right to nominate any other sister vessel.
16	During 2015, Capital Maritime has chartered the M/T Akeraios and the M/T Apostolos under a two year time charter at a net daily rate of $15,405 each. The charters are expected to commence in February 2015 and April 2015, respectively.
17	Capital Maritime has the option to extend the time charter period for an additional six months with the same daily time charter date.
18	Stena Bulk A/S has chartered the M/T Amoureux under a two year time charter at a net daily rate of $28,638. The charter is expected to commence in April 2015.
19	We have received an offer from Capital Maritime to charter the M/T Amore Mio II under a 12-14 months charter at a net daily rate of $26,663. Subject to approval from the conflicts committee of our board of directors, the charter is expected to commence in April 2015.

Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In “Critical Accounting Policies—Vessel Lives and Impairment” in Item 5 below, we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2014 and 2013; (ii) which of our vessels we believe has a basic market value below its carrying value and (iii) the aggregate difference between carrying value and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values.

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

Vessels	Date acquired by us	Carrying value as at December 31, 2014 (in millions of United States dollars)		Carrying value as at December 31, 2013 (in millions of United States dollars)
M/T Atlantas	04/04/2007	$21.8	*	$23.1
M/T Assos	04/04/2007 & 08/16/2010	$27.6	*	$29.2	*
M/T Aktoras	04/04/2007	$22.2	*	$23.4
M/T Agisilaos	04/04/2007	$22.7	*	$24.0
M/T Arionas	04/04/2007	$23.0	*	$24.2
M/T Avax	04/04/2007	$25.7	*	$27.1

Vessels	Date acquired by us	Carrying value as at December 31, 2014 (in millions of United States dollars)		Carrying value as at December 31, 2013 (in millions of United States dollars)
M/T Aiolos	04/04/2007	$23.0	*	$24.2
M/T Axios	04/04/2007	$26.0	*	$27.4
M/T Atrotos	05/08/2007 & 03/01/2010	$26.6	*	$28.0
M/T Akeraios	07/13/2007	$26.6	*	$28.0
M/T Apostolos	09/20/2007	$29.6	*	$31.2	*
M/T Anemos I	09/28/2007	$29.6	*	$31.1	*
M/T Alexandros II	01/29/2008	$34.5	*	$36.3	*
M/T Amore Mio II	03/27/2008	$55.7	*	$60.0	*
M/T Aristotelis II	06/17/2008	$35.0	*	$36.8	*
M/T Aris II	08/20/2008	$35.2	*	$37.0	*
M/T Ayrton II	04/13/2009	$36.6	*	$38.3	*
M/T Alkiviadis	06/30/2010	$24.3	*	$25.8	*
M/V Cape Agamemnon	06/09/2011	$44.6	*	$46.5
M/T Miltiadis M II	09/30/2011	$45.2		$47.7	*
M/T Amoureux	09/30/2011	$46.7		$49.0	*
M/T Aias	09/30/2011	$46.7		$49.0	*
M/V Archimidis	12/22/2012	$58.5		$61.7
M/V Agamemnon	12/22/2012	$61.5	*	$64.7
M/V Hyundai Prestige	09/11/2013	$51.3	*	$53.4	*
M/V Hyundai Premium	03/20/2013	$50.4	*	$52.4
M/V Hyundai Paramount	03/27/2013	$50.4	*	$52.5
M/V Hyundai Privilege	09/11/2013	$51.3	*	$53.4	*
M/V Hyundai Platinum	09/11/2013	$51.3	*	$53.4	*
M/T Aristotelis	11/28/2013	$36.5	*	$38.0

Total		$1,120.1		$1,176.8

*	Indicates vessels, for which we believe, as of December 31, 2014 and 2013, the basic charter-free market value is lower than the vessel’s carrying value as of December 31, 2014 and 2013. We believe that the aggregate carrying value of these vessels, assessed separately, exceeds their aggregate basic charter-free market value by approximately $100.7 and $77.5 million as of December 31, 2014 and 2013, respectively. This increase of $23.2 million in 2014 as compared to 2013 is due to the decrease of asset values in container, bulk carriers and tankers as a consequence of slowdown in tankers; container and bulk carriers market that negatively effect market values of the respective type of vessels. As discussed in “Critical Accounting Policies—Vessel lives and impairment” below, we believe that the carrying values of our vessels as of December 31, 2014 and 2013 were recoverable as the undiscounted projected net operating cash flows of these vessels exceeded their carrying value by a significant amount.

Our Charters

As of December 31, 2014, all the vessels in our fleet were under medium to long-term time or bareboat charters with an average remaining term under our charters of approximately 8.3 years. Under certain circumstances, we may operate our vessels in the spot market until they are fixed under appropriate medium to long-term charters. As our vessels come up for rechartering, depending on the prevailing market rates, we may not be able to recharter them at levels similar to their current charters which may affect our future cash flows from operations. Please read “Item 4B: Business Overview—Our Fleet” above, including the chart and accompanying notes, for more information on our time and bareboat charters, including counterparties, expected expiration dates of the charters and daily charter rates.

Time Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel’s owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate and the charterer is responsible for substantially all vessel voyage costs except for commissions which are assumed by the owner. The basic hire rate payable under the charters is a previously agreed daily rate, as specified in the charter, payable at the beginning of the month in U.S. Dollars. We currently have 24 vessels under time charter agreements of which seven contain profit-sharing provisions that allow us to realize at a predetermined percentage additional revenues when spot rates or actual charter rates are higher than the base rates incorporated in our charters or, in some instances, through greater utilization of our vessels by our charterers.

Profit Sharing Arrangements

The profit sharing arrangements for our product tanker vessels under time charter with Capital Maritime are based on the calculation of the time charter equivalent (“TCE”) according to the “last to next” principle and are only applicable to voyages during which Institute Warranty Limits (“IWL”) have been breached. In such event, we receive the basic net hire rate plus 50% of the excess over the gross hire rate. This means that actual voyage revenues earned and received, actual expenses incurred and actual time taken to perform the voyage are used for the purpose of the calculation. The charterer is obliged to provide us with a copy of each fixture note and all reasonable documentation with respect to items of cost and earnings referring to each voyage during which IWL have been breached. If the average daily TCE is less than or equal to the basic gross hire rate, then we receive the basic net hire rate only. If the average daily TCE for any voyage where IWL have been breached exceeds the basic gross hire rate, then we receive the basic net hire rate plus 50% of the excess over the gross hire rate. The profit share with Capital Maritime, if any, is calculated and settled the next calendar month following the completion of the voyage.

The profit sharing arrangements for our crude tanker vessels under time charter with Capital Maritime are based on the calculation of the vessels’ actual earnings and are settled every 6 months. In the event actual TCE over that period is higher than the agreed daily charter rate of the vessel, we receive the basic net hire rate plus 50% of the excess over the gross daily charter rate. This means that actual voyage revenues earned and received, actual expenses incurred and actual time taken to perform the voyages during that period are used for the purpose of the calculation. The charterer is obliged to provide us with a copy of each fixture note and all reasonable documentation with respect to items of cost and earnings.

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

As of December 31, 2014 we had six vessels under bareboat charter, three with BP Shipping Limited and three with subsidiaries of OSG. The charters entered into with subsidiaries of OSG are fully and unconditionally guaranteed by OSG and include options for the charterer to purchase each vessel for $38.0 million, $35.5 million or $33.0 million at the end of the eighth, ninth or tenth year of the charter, respectively. In each case, the option to purchase the vessel must be exercised six months prior to the end of the charter year.

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

We have entered into three separate technical and commercial management agreements with Capital Ship Management for the management of our fleet: the fixed fee management agreement, the floating fee management agreement and, with respect to the vessels acquired as part of the merger with Crude Carriers, the Crude Carriers management agreement. Each vessel in our fleet is managed under the terms of one of these three agreements. The aggregate management fees paid to Capital Ship Management for the year ended December 31, 2014, were $13.3 million as compared to $17.0 million for the year ended December 31, 2013.

For a more detailed description of the three management agreements and administrative services agreements we have entered into with Capital Ship Management please read “Item 4B: Business Overview—Our Management Agreements” above, and “Item 7B: Related-Party Transactions—Transactions entered into during the year ended December 31, 2012” below.

Capital Ship Management operates under a safety management system in compliance with the IMO’s ISM Code and certified by Lloyd’s Register. Capital Ship Management’s management systems also comply with the Quality Standard ISO 9001, the Environmental Management Standard ISO 14001, the Occupational Health & Safety Management System (“OHSAS”) 18001 and the Energy Management Standard 50001, all of which are certified by Lloyd’s Register of Shipping. Capital Ship Management has furthermore implemented an “Integrated Management System Approach” verified by the Lloyd’s Register Group. Capital Ship Management also adopted “Business Continuity Management” principles in cooperation with Lloyd’s Register Group.

Capital Ship Management, recognizing sustainable transport as one of the biggest challenges of the 21st century, has adopted and implemented the key strategies for a regime of responsible, safe and clean shipping. As a result, our vessels’ operations are conducted in a manner intended to protect the safety and health of Capital Ship Management’s employees, the general public and the environment. Capital Ship Management’s senior management team actively manages the risks inherent in our business and is committed to eliminating incidents that threaten safety, such as groundings, fires, collisions and petroleum spills, as well as reducing emissions and waste generation.

Recently, Capital Ship Management was successfully assessed by Lloyd’s Register against the “IMO Strategic Concept of a Sustainable Shipping Industry”. It is the first shipping company worldwide to receive such certification, in line with Capital Ship Management strategy to be inspired by and apply the key principles and goals of the International Maritime Organization’s (IMO’s) Strategy for Sustainable Maritime Transport Systems. In particular, Capital Ship Management has established a task force to implement specific actions, plans, processes, and to develop systems addressing sustainability. Priority has been given to the promotion of a safety culture and environmental stewardship, as well as to the education, training and support of seafarers, technical co-operation, energy efficiency and ship-port interface, new technology and innovation, energy supply for ships, finance, liability and insurance mechanisms, maritime traffic support and advisory systems, ocean governance.

Major Oil Company Vetting Process

Shipping in general, and crude oil, refined product and chemical tankers, in particular, have been, and will remain, heavily regulated. Many international and national rules, regulations and other requirements—whether imposed by the classification societies, international statutes (IMO, SOLAS (defined below), MARPOL, etc.), national and local administrations or industry—must be complied with in order to enable a shipping company to operate and a vessel to trade.

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

Crewing and Staff

Capital Ship Management, an affiliate of Capital Maritime, through a subsidiary in Romania and crewing offices in Romania, Russia and the Philippines recruits senior officers and crews for our vessels. Capital Ship Management has entered into an agreement for the training of officers under ice conditions at a specialized training center in St. Petersburg, Russia. Capital Maritime’s vessels are currently manned primarily by Romanian, Russian and Filipino crew members. Having employed these crew configurations for Capital Maritime for a number of years, Capital Ship Management has considerable experience in operating vessels in this configuration and has a pool of certified and experienced crew members which we can access to recruit crew members for our vessels.

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

The following table sets forth certain information regarding our insurance coverage as of December 31, 2014:

Type	Aggregate Sum Insured For All Vessels in our Existing Fleet*

Hull and Machinery	$1.59 billion
Increased Value (including Excess Liabilities)	$449 million additional “total loss” coverage
Hull & Machinery (War Risks)	$2.044 billion
Protection and Indemnity (P&I) Pollution liability claims	Limited to $1.0 billion per vessel per incident

* Certain of our bareboat charterers are responsible for the insurance on the vessels. The values attributed to those vessels are in line with the values agreed in the relevant charters.

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

Demand for tankers and tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity as well as the long-term impact of oil prices on the location and related volume of oil production. Global oil demand returned to limited growth in 2010 and has since been expanding at a modest pace, as a steady rise in Asia has outweighed decreasing demand in Europe and in the United States. According to the IEA,global oil demand for 2014 has been revised as of December 2014 to 92.4 mb/day compared to 91.8 mb/day during 2013.

Tonnage of oil shipped is also influenced by transportation alternatives (such as pipelines) and the output of refineries. Between 2012 and 2014, it is estimated that 17 refineries, predominantly in OECD countries, with combined throughput of approximately 2.3 mb/day ceased operations as a result of weak margins. Europe has been hit the hardest as the region’s aging refineries have struggled to adjust to the lower demand and weaker profit margins that accompanied the economic slowdown. European refineries have also been hit by increased competition from newer refineries in the Middle East and Asia, which benefit from lower operating costs. It is estimated that refinery capacity in the Middle East and Asia combined increased by 1.7 mb/day in 2014, accounting for half of the global refinery capacity expansion last year. In 2015, a notable number of additional refineries are expected to start operations in the two regions. These new so-called super-refineries are expected to offset the lost refining capacity in the OECD countries, which could potentially have a positive impact on tonne-mile demand for product tankers as cargoes will be transported across longer distances.

Growth in global container trade has been driven by growth in world merchandise trade, and the growing share in the containerized part thereof, along with the expansion in ‘containerization’ of new commodities and the trend towards globalization. Both world merchandise trade, and global container trade itself, have generally grown at a multiple of global GDP, with the expansion of the kinds of goods being transported in containers amongst the fastest growing parts of world trade overall. In general, although it has been relatively volatile from year to year, the multiple of global container trade growth over world economic growth appears to be gradually reducing, as some of the trends driving it begin to mature. Demand for containerships is expected to grow at rate of 6.7% for 2015 mainly due to increased demand in the Far East to Europe and Transpacific trades, as well as in most non- mainline trades and especially in the intra-Asia trade.

Competition

We operate in a highly fragmented, highly diversified global market with many charterers, owners and operators of vessels.

Competition for charters in all the trades our vessels trade in, tankers, drybulk and container, can be intense and the ability to obtain favorable charters depends, in addition to price, on a variety of other factors, including the location, size, age, condition and acceptability of the vessel and its operator to the charterer and is frequently tied to having an available vessel which has met the strict operational and financial standards established by the oil major companies to pre-qualify or vet tanker operators prior to entering into charters with them. Although we believe that at the present time no single company has a dominant position in the markets in which we compete, that could change and we may face substantial competition for medium- to long-term charters from a number of experienced companies who may have greater resources or experience than we do when we try to recharter our vessels, especially as a large number of our vessels will come off charter during 2015. However, Capital Maritime is among a small number of ship management companies in the tanker sector that has undergone and successfully completed office assessments by seven major international oil companies in the last few years, including audits with BP, Chevron Corporation, Philips66 Inc., ExxonMobil Corporation, Royal Dutch Shell plc, Statoil ASA and Total S.A. We believe our ability to comply with the rigorous standards of major oil companies, relative to less qualified or experienced operators, allows us to effectively compete for new charters.

Regulation

General

Our operations and our status as an operator and manager of ships are extensively regulated by international conventions, Class requirements, U.S. federal, state and local as well as non-U.S. health, safety and environmental protection laws and regulations, including OPA 90, the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Port and Tanker Safety Act, the Act to Prevent Pollution from Ships, the U.S. Clean Air Act (“Clean Air Act”), The Clean Water Act, as well as regulations adopted by the IMO and the European Union, various volatile organic compound and other air emission requirements, IMO/U.S. Coast Guard / EPA pollution regulations and various Safety of Life at Sea (“SOLAS”) amendments, as well as other regulations described below. In addition, various jurisdictions either have or are adopting ballast water management conventions to prevent the introduction of non-indigenous species considered to be invasive. Compliance with these laws, regulations and other requirements could entail additional expense, including vessel modifications and implementation of additional operating procedures.

We are also required by various governmental and quasi-governmental agencies and international organizations to obtain permits, licenses and certificates for our vessels, depending upon such factors as the country of registry, the cargo transported, the trading area, the nationality of the vessel’s crew, the age and size of the vessel and our status as owner or charterer. Failure to maintain necessary permits, licenses or certificates could require us to incur substantial costs or temporarily suspend operations of one or more of our vessels.

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

OPA 90 affects all vessel owners and operators transporting crude oil or petroleum products to, from, or within U.S. waters. The law phases out the use of tankers having single-hulls and can effectively impose unlimited liability on vessel owners and operators in the event of an oil spill. Under OPA 90, vessel owners, operators and bareboat charterers are liable, without regard to fault, for all containment and clean-up costs and other damages, including natural resource damages, and for certain economic losses, arising from oil spills and pollution from their vessels. U.S. Coast Guard regulations limit OPA liability for environmental damages for double-hull vessels to the greater of $2,000 per gross ton or $17,088,000 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation), unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited. On August 18, 2014, U.S. Coast Guard proposed to raise these limits to the greater of $2,200/gross ton or $18.5 million. In addition, OPA 90 does not preempt state law and permits individual states to impose their own stricter liability regimes with regard to oil pollution incidents occurring within their boundaries. Coastal states have enacted pollution prevention, liability and response laws, many providing for unlimited liability. Bills are introduced periodically in the U.S. Congress to increase the limits of OPA liability for all vessels, including tanker vessels.

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

We believe that we are in material compliance with OPA 90, CERCLA and all applicable state regulations in U.S. ports where our vessels call.

OPA 90 also amended the Clean Water Act to require owners and operators of vessels to adopt contingency plans for reporting and responding to oil spill scenarios up to a “worst case” scenario and to identify and ensure, through contracts or other approved means, the availability of necessary private response resources to respond to a “worst case discharge.” In addition, periodic training programs, drills for shore and response personnel, and for vessels and their crews are required. Our vessel response plans have been approved by the U.S. Coast Guard (“USCG”). The Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA, discussed herein.

U.S. Environmental Protection Agency (“EPA”) regulations govern the discharge into U.S. waters of ballast water and other substances incidental to the normal operation of vessels. Under EPA regulations, commercial vessels greater than 79 feet in length are required to obtain coverage under the Vessel General Permit, or VGP, by submitting a Notice of Intent. The VGP incorporates current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements and includes technology-based and water-quality based limits for other discharges, such as deck runoff, bilge water and gray water. U.S. Coast Guard regulations phase in stricter VGP ballast management requirements in the future. Administrative obligations, such as monitoring, recordkeeping and reporting requirements also apply. Implementation of the water treatment standards adopted by the USCG / EPA are required earlier than the implementations of equivalent standards agreed by the IMO. For trading in the US waters vessels are to be installed with ballast water treatment systems (“BWT) approved by the USCG at the 1st bottom survey after January 1, 2016. A number of BWT technologies have already received AMS approval but, to date none of the systems available in the market have received a USCG type approval certificate. We have currently applied to the USCG for exemptions for all our vessels with a bottom survey within 2016. Even if the USCG approves our application for exemption, compliance with this requirement at a later date may impose substantial costs for retrofitting our vessels with BWT or otherwise restrict our vessels from entering U.S. waters.

The Clean Air Act requires the EPA to promulgate standards applicable to emissions of volatile organic compounds, hazardous air pollutants and other air contaminants. The Clean Air Act also requires states to draft State Implementation Plans (“SIPs”) designed to attain national health-based air quality standards, which have significant regulatory impacts in major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Individual states, including California, also regulate vessel emissions within state waters. California also has adopted fuel content regulations that will apply to all vessels sailing within 24 miles of the California coastline or whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. In addition, on March 26, 2010, IMO designated the area extending 200 miles from the U.S. territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Emission Control Areas under recent amendments to the Annex VI of MARPOL (discussed below). In addition, regulatory initiatives to require cold- ironing (shore-based power while docked) are under consideration in a number of jurisdictions to reduce air emissions from docked ships. Compliance with these regulations entail significant capital expenditures or otherwise increase the costs of our operations.

International Requirements

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. In September 1997, the IMO adopted Annex VI to the International

Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions (“SECA areas”). Amendments to Annex VI to the MARPOL address particulate matter, nitrogen oxide and sulfur oxide emissions. The revised Annex VI reduces air pollution from vessels by, among other things (i) implementing a progressive reduction of sulfur oxide emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective January 1, 2020 (subject to a feasibility review to be completed no later than 2018) and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas. We may incur additional costs to comply with these revised standards. A failure to comply with Annex VI requirements could result in a vessel not being able to operate. All of our vessels are subject to Annex VI regulations. We believe that our existing vessels meet relevant Annex VI requirements and that our undelivered product tankers will be fitted with these emission control systems prior to their delivery. Nevertheless as existing vessels are not mostly designed to operate on ultra-low sulfur distillate fuel continuously; we are introducing mitigating measures and or modifications enabling vessels to operate continuously within SECA areas. These mitigation measures and modifications may increase our operating expenses.

SOLAS new requirements necessitate installation of ECDIS equipment (electronic charts) for some type of vessels at the 1st radio survey carried out after July 1, 2015. For containers vessels this requirement comes in force at the first radio survey after July 1, 2016. While some of our vessels are already fitted with ECDIS equipment requiring only minimal upgrades, a number of our vessels are not fitted with such equipment and additional expenditure might be incurred to comply with this regulation.

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

In addition, our operations are subject to compliance with the International Bulk Chemical (“IBC”) Code, as required by MARPOL and SOLAS for chemical tankers built after July 1, 1986, which provides ship design, construction and equipment requirements and other standards for the bulk transport of certain liquid chemicals. Under October 2004 amendments to the IBC Code (implemented to meet recent revisions to SOLAS and Annex II to MARPOL), some previously unrestricted vegetable oils, including animal fats and marine oils, must be transported in chemical tankers meeting certain double-hull construction requirements. Our vessels may transport such cargoes but are restricted as to the volume they are able to transport per cargo tank. This restriction does not apply to edible oils. In addition, those amendments require re-evaluation of the categorization of certain products with respect to their properties as marine pollutants, as well as related ship type carriage requirements etc.

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

Climate Change and Greenhouse Gas Regulation

Increasing concerns about climate change have resulted in a number of international, national and regional measures to limit greenhouse gas emissions and additional stricter measures can be expected in the future. The Kyoto Protocol to the United Nations Framework Convention on Climate Change, or Kyoto Protocol, requires participating countries to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which contribute to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, a new treaty may be adopted in the future that includes restrictions on shipping emissions. The European Union also has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the EPA is considering a petition from the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. In addition, the EPA has begun regulating greenhouse gas emissions under the Clean Air Act and climate change initiatives are being considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate that restrict emissions of greenhouse gases could have a financial impact on our operations that we cannot predict with certainty at this time. In addition, scientific studies have indicated that increasing concentrations of greenhouse gases in the atmosphere can produce climate changes with significant physical effects, such as increased frequency and severity of storms, floods and other severe weather events that could affect our operations.

C.	Organizational Structure

Please also see Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein and Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2014.

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

You should read the following discussion of our financial condition and results of operations in conjunction with our audited consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012 and related notes included elsewhere in this Annual Report. Among other things, the Financial Statements include more detailed information regarding the basis of presentation for the following information. The Financial Statements have been prepared in accordance with U.S. GAAP and are presented in thousands of U.S. Dollars.

A.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are an international owner of modern tanker, container and drybulk vessels organized in January 2007 by Capital Maritime, an international shipping company with a long history of operating and investing in the shipping market. Our fleet currently consists of 30 modern high specification vessels with an average age of approximately 6.8 years as of December 31, 2014.

During 2014, we entered into the Master Vessel Acquisition Agreement, pursuant to which we expect to acquire, subject to the satisfaction of various conditions precedent, the Dropdown Vessels for an aggregate purchase price of approximately $311.5 million. The Dropdown Containerships are expected to be purchased for approximately $81.5 million per vessel, and the Dropdown Tankers are expected to be purchased for $33.5 million per vessel. The Master Vessel Acquisition Agreement also provides that Capital Maritime will, subject to the terms of that agreement, grant us a right of first refusal over six additional newbuild Samsung eco medium range product tankers. As consideration for these vessel acquisitions at prices below current market value, we agreed, subject to, among other things, the approval of our unitholders, to amend the partnership agreement to revise the target distributions to holders of our IDRs as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount per Unit	Unitholders	General Partner
Minimum Quarterly Distribution	$0.2325	98%	2%
First Target Distribution	up to $0.2425	98%	2%

Second Target Distribution	above $0.2425 up to $0.2675	85%	15%

Third Target Distribution	above $0.2675 up to $0.2925	75%	25%
Thereafter	above $0.2925	65%	35%

On August 21, 2014, our unitholders approved, among other things, the amendment to the partnership agreement outlined above. As a result, we adopted the Fourth Amendment to the Partnership Agreement to reflect the approval of such amendment. Thereafter, Capital Maritime, after discussion with, and with the unanimous support of, the conflicts committee of our board of directors, unilaterally notified us that it decided to waive its rights to receive quarterly incentive distributions between $0.2425 and $0.25. This waiver effectively has increased the First Target Distribution and the lower bound of the Second Target Distribution (as referenced in the table above) from $0.2425 to $0.25. Please read “Item 4A: History and Development of the Partnership—2014 Developments—Master Vessel Acquisition Agreement and Reset of Incentive Distribution Right Thresholds” for more information.

As announced on September 8, 2014, Mr. Petros Christodoulou was appointed as Chief Executive Officer and Chief Financial Officer, succeeding Mr. Ioannis Lazaridis, who served as Chief Executive Officer and Chief Financial Officer since January 2007. Mr. Christodoulou’s appointment was unanimously approved by our board of directors and Mr. Lazaridis remains a member of our board of directors. In September 2014, Mr. Nikolaos Syntychakis resigned as a director of our board of directors. Mr. Syntychakis was a director appointed by our general partner, which appointed Mr. Christodoulou as a director to replace Mr. Syntychakis. The initial term of Mr. Christodoulou’s appointment to our board of directors will expire at our 2016 annual general meeting of unitholders. Effective December 19, 2014, Mr. Evangelos M. Marinakis stepped down as Chairman of our board of directors, and resigned as a director of our board of directors. Mr. Lazaridis was appointed as non-executive Chairman of our board of directors as of such date. Mr. Marinakis was a director appointed by our general partner, which appointed Mr. Gerasimos Kalogiratos as a director to replace Mr. Marinakis effective as of such date. The initial term of Mr. Kalogiratos’s appointment to our board of directors will expire at our 2016 annual general meeting of unitholders.

On August 21, 2014, following approval obtained from our limited partners at our 2014 annual meeting, we amended and restated the Plan, to increase the maximum number of restricted units authorized for issuance thereunder from 800,000 to 1,650,000, of which 795,200 have been previously issued and have vested.

During 2014, certain holders of our Class B Units, including Capital Maritime, converted an aggregate of 4,698,484 Class B Units into common units in accordance with the terms of the partnership agreement.

We also completed the issuance and sale of 17,250,000 common units representing limited partnership interests at a public offering price of $10.53 per unit, which included 2,250,000 common units sold as a result of the full exercise of the overallotment option granted to the underwriters of the public offering. In accordance with the terms of such offering, we used part of the proceeds from such offering to acquire from Capital Maritime 5,950,610 common units, which were canceled immediately after their acquisition. Our sponsor subsequently converted an aggregate of 358,624 common units into general partner units and delivered such units to our general partner in order for it to maintain its 2% interest in us.

During 2013, we completed the issuance and sale of 9.1 million Class B Units, including 615,151 to Capital Maritime, which are convertible into common units on a one-for-one basis. The Class B Units pay a fixed quarterly cash distribution of $0.21375 per unit representing an annualized distribution yield of 9.5%. The issued Class B Units have certain rights that are senior to the rights of the holders of common units, such as the right to distributions and rights upon liquidation of the Partnership reflected in the Second Amendment to the Partnership Agreement and the Third Amendment to the Partnership Agreement. Furthermore, pursuant to the terms of the Third Amendment to the Partnership Agreement, an upward adjustment to the distribution rate for the Class B Units occurs in the event the distribution rate on our common units is increased. In connection with this issuance and sale of the Class B Units, and together with $54.0 million from our existing credit facilities and part of our cash balances, we paid for the acquisition of two 5,023 TEU Container Vessels for a total consideration of $130.0 million. Please see Exhibit I to our Current Report on Form 6-K furnished to the SEC on March 18, 2013 and Exhibits I, II, III and IV to our Current Report on Form 6-K furnished to the SEC on March 21, 2013, and Note 13 (Partners’ Capital) to our Financial Statements included herein for more information.

During 2013, certain holders of our Class B Units converted an aggregate of 5,733,333 Class B Units into common units in accordance with the terms of the partnership agreement.

Additionally, following the filing for protection under Chapter 11 of the U.S. Bankruptcy Code by one of our charterers, OSG, we agreed to enter into three new charters with OSG on substantially the same terms as the prior three charters, but at a bareboat rate of $6,250 per day. The new charters were approved by the Bankruptcy Court on March 21, 2013, and were effective as of March 1, 2013. On the same date, the Bankruptcy Court also rejected the prior charters as of March 1, 2013. We filed claims for a total of $54.1 million against each of the charterers and their respective guarantors for damages resulting from the rejection of each of the prior charters, including, among other things, for the difference between the bareboat rate of the new charters and the bareboat rate under each of the rejected prior charters. We transferred to Deutsche Bank all of our rights, title, interest, claims and causes of action in and to, or arising under or in connection with, the Claims and, as a result, we received $31.4 million (subject to increase or decrease depending on the actual allowed amount of the Claims). On December 18, 2013 the Partnership and Deutsche Bank entered into a Settlement Notice and Refund Modification pursuant to which, among other things, we agreed that if the Claims were allowed in an aggregate amount less than $43.25 million, the maximum aggregate amount that we would be obligated to refund to Deutsche Bank was $0.6 million. The Claims have been settled with OSG and were allowed as general unsecured claims in the aggregate amount of $43 million. In February, 2014 as a result of this allowance, we paid to Deutsche Bank the amount of $0.6 million.

We also completed the issuance and sale of 13,685,000 common units representing limited partnership interests at a public offering price of $9.25 per unit, which included 1,785,000 common units sold as a result of the full exercise of the overallotment option granted to the underwriters of the public offering. Capital GP L.L.C., our general partner, participated in both the offering and the exercise of the overallotment option and purchased 279,286 units at the public offering price, subsequently converting 349,700 common units into general partner units to maintain its 2% interest in us.

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

We sold the M/T Agamemnon II (51,238 dwt IMO II/III Chemical Product Tanker built 2008, STX Shipbuilding & Offshore, S. Korea) to unaffiliated third parties and acquired an eco-type MR product tanker to be renamed M/T Aristotelis (51,604 dwt IMO II/III Chemical Product Tanker built 2013, Hyundai Mipo Dockyard Ltd, S. Korea). The acquisition of M/T Aristotelis was funded with proceeds from the sale of M/T Agamemnon II and $6.2 million from our cash balances.

During 2012, we completed the issuance and sale of 15,555,554 Class B Units, including 3,433,333 Class B Units to Capital Maritime, which are convertible at any time into common units on a one-for-one basis. With the exception of the first quarterly distribution which was set at $0.26736 per unit, the Class B Units pay a fixed quarterly cash distribution of $0.21375 per unit representing an annualized distribution yield of 9.5%. In connection with this issuance and sale of the Class B Units, we also entered into amendments to our three credit facilities, providing among others for the deferral of scheduled amortization payments under each of our three credit facilities until March 2016, with the exception of part of our 2008 credit facility which has a quarterly amortization of $1.4 million and prepaid debt of $149.6 million. Please see our Current Reports on Form 6-K furnished to the SEC on May 23, 2012 and June 6, 2012 and Note 7 (Long Term Debt) and Note 12 (Partners’ Capital) to our Financial Statements included herein for more information. In addition, during 2012 we sold two small tankers in our fleet to unrelated third parties and acquired all of Capital Maritime’s interest in its wholly owned subsidiaries that owned the two 7,943 TEU container carrier vessels M/V Archimidis and M/V Agamemnon, both built at Daewoo Shipbuilding in South Korea and under medium-term time charters with Maersk Line in exchange for all of our interest in our wholly owned subsidiaries that owned the two VLCCs M/T Alexander the Great and M/T Achilleas (the “2012 Vessel Sale”). We received a total net consideration of $0.3 million in connection with this transaction and Capital Maritime has waived any compensation for the early termination of the charters of the M/T Alexander the Great and M/T Achilleas. In view of this transaction, we repaid $5.2 million in debt.

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

As of December 31, 2014, the Marinakis family, including Evangelos M. Marinakis, our former chairman, may be deemed to beneficially own on a fully converted basis a 17.6%, and on a non-fully converted basis a 19.9%, interest in us through its beneficial ownership of common units through, among others, Capital Maritime.

Notwithstanding the ongoing challenges to the global economy and historically low period rates, our primary business objective is to pay a sustainable quarterly distribution per unit and to increase our distributions over time, subject to shipping, charter and financial market developments and our financing requirements. Our strategy focuses on maintaining and growing our cash flows while maintaining and building on our ability to meet rigorous industry and regulatory safety standards.

We believe that the medium- to long-term, fixed-rate nature of our charters and our cost-efficient ship management operations under our agreements with Capital Ship Management and the fact that we currently have no capital commitments to purchase or build further vessels, other than the Dropdown Vessels, provide visibility of revenues, earnings and distributions in the medium- to long-term. As our vessels come up for rechartering we will seek to redeploy them at contracts that reflect our expectations of the market conditions prevailing at the time. We intend to continue to evaluate potential opportunities to acquire both newbuildings and second-hand vessels from Capital Maritime and from third parties (including, potentially, through the acquisition of, or combination with, other shipping businesses) and leverage the expertise and reputation of Capital Maritime in a prudent manner that is accretive to our unitholders and to long-term distribution growth, subject to approval of our board of directors and overall market conditions. In connection with evaluating and pursuing these opportunities, and as we seek to optimize our capital structure, we may also seek to evaluate and pursue financing opportunities from external financing sources, including bank borrowings and the issuance of debt and equity securities.

Please see “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Future Results of Operations” below.

Please also see “Item 4B: Business Overview” above, for a description of the historical development of our company and a description of the significant acquisitions and financial events to date, including a more detailed description of the 2012 and 2013 issuance and sale of the Class B Units, “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Accounting for Acquisition and Disposal of Vessels and Merger with Crude Carriers” and “Item 5B: Liquidity and Capital Resources—Net Cash Provided by/(Used in) Investing Activities” and “Item 7B: Related-Party Transactions” for a description of the terms of certain transactions.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their products. Historically, we have provided services to our customers under time or bareboat charter agreements. As of December 31, 2014, all of the 30 vessels in our fleet were trading in the period market.

Our vessels are currently under contracts with BP Shipping Limited, OSG, Maersk Line, HMM, CSSA S.A. (Total S.A.), Subtec, Cosco, Engen Petroleum Ltd. and Capital Maritime. For the year ended December 31, 2014, Capital Maritime, HMM and Maersk Line accounted for 38%, 24% and 12% of our revenues, respectively. For the year ended December 31, 2013, Capital Maritime, BP Shipping Limited, Maersk Line and HMM accounted for 32%, 17%, 14% and 13% of our revenues, respectively. For the year ended December 31, 2012, Capital Maritime and BP Shipping Limited accounted for 45% and 23% of our revenues, respectively. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations. In the future, as our fleet expands, we also expect to enter into charters with new charterers in order to maintain a portfolio that is diverse from a customer, geographic and maturity perspective.

Please read “Item 4B: Business Overview—Our Fleet”, “—Our Charters” and “—Profit Sharing Arrangements” for additional details regarding these types of contractual relationships as well as a detailed description of the length and daily charter rate of our charters and information regarding the calculation of our profit share arrangements.

Accounting for Acquisition and Disposal of Vessels and Cancelation of Common Units

On July 24, 2014, we entered into a Master Vessel Acquisition Agreement with Capital Maritime, pursuant to which we expect to acquire, subject to the satisfaction of various conditions precedent, the Dropdown Vessels for an aggregate purchase price of $311.5 million. As consideration for these vessel acquisitions at prices below current market value, we agreed to amend the partnership agreement to revise the target distributions to holders of our incentive distribution rights. At our annual general meeting of unitholders held on August 21, 2014 the Master Vessel Acquisition Agreement and Reset of Incentive Distribution Right Thresholds were approved. In September 2014 we paid to Capital Maritime the amount of $30.2 million as an advance payment in connection with the acquisition of the Dropdown Vessels as described in the Master Vessel Acquisition Agreement. For more information please read Notes 5 and 12 (“Fixed assets” and “Partners’ Capital”) in our Financial Statements included herein.

In September 2014 we paid to Capital Maritime the amount of $60.0 million from the net proceeds of the follow on offering of 17,250,000 common units in order to acquire 5,950,610 of our common units from Capital Maritime at a price per unit equal to the offering price (net of underwriting discount). These common units were cancelled immediately after their acquisition by us in accordance with the terms of the offering. Based on ASC 505-10-25-2 and ASC 505-30-30-7, the units repurchased and cancelled were accounted for as a reduction in partners’ capital and did not affect our net income / (loss).

During 2013, we acquired all of the interest in five of Capital Maritime’s wholly owned subsidiaries that each owned a container carrier vessel, the M/V Hyundai Prestige, the M/V Hyundai Premium, the M/V Hyundai Paramount, the M/V Hyundai Privilege and the M/V Hyundai Platinum, each of which was under a long term time charter, at an aggregate price of $325.0 million. According to the Accounting Standard Codification (“ASC”) 805 “Business Combinations”, and the three elements that are defined in ASC 805-10-55-4 through 805-10-55-9 we have determined that the acquisition of each of the five above mentioned vessels constitutes an acquisition of a business. In our case, the fair value of net assets acquired of $367.3 million exceeded the purchase consideration of $325.0 million and therefore a gain from bargain purchase of $42.3 million was recognized in our consolidated statements of comprehensive income / (loss).

M/T Aristotelis, which was acquired during 2013 by an unaffiliated third party, has been treated as an acquisition of an asset. The results of operations, cash flows and financial position of the M/T Agamemnon II that was disposed during of 2013 are included in our Financial Statements up to the date of her disposal.

Our partnership agreement provides that our board of directors has the power to oversee, direct the operation, and determine our strategies and policies. It also sets out the extent of the power that the general partner has regarding our management, operations and affairs. Following our annual general meeting of common unitholders on July 22, 2010, and the elections of two Class III directors, the majority of our board has been elected by non-Capital Maritime controlled unitholders. As a result, we are not considered to be under common control with Capital Maritime. Starting with July 22, 2010, we consequently no longer account for vessel acquisitions from Capital Maritime as transfer of equity interest between entities under common control.

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

Factors Affecting Our Future Results of Operations

We are primarily exposed to the tanker market as (a) the majority of vessels in our fleet are either crude or product tankers and (b) most of the charters that have expired over the previous 12 months or are expected to expire in the coming 12 months are for our product or crude tanker vessels. We believe the principal factors that will affect our future results of operations are the economic, regulatory, financial, credit, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. The world economy has experienced significant economic and political challenges in recent history, as well as a severe deterioration in the banking and credit markets, which have had, and to a certain extent continue to have, a negative impact on world trade and which may affect our ability to obtain financing as well as further impact the values of our vessels and the charters we are able to obtain for our vessels. The pace of growth of the world economy and demand for the seaborne transportation of goods, including oil and oil products and for dry and containerized goods, and the deliveries of newbuilding vessels will affect the shipping industry in general and our future results. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	the demand for seaborne transportation services;

•	levels of oil product demand and inventories;

•	demand for raw materials, dry cargo and containerized goods;

•	charter hire levels and our ability to recharter our vessels as their current charters expire;

•	our ability to service our debt and, when the non-amortizing period expires in March 2016, to refinance our existing indebtedness with similar terms to our existing loans or, in the event such indebtedness is not refinanced, our obligation to make principal payments under our credit facilities;

•	supply of vessels, and specifically the number of newbuildings entering the world tanker, container and dry cargo fleets each year;

•	the ability to increase the size of our fleet and make additional acquisitions that are accretive to our unitholders;

•	the ability of Capital Maritime’s commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

•	the continuing demand for goods from China, India, Brazil and Russia and other emerging markets;

•	our ability to comply and the increased costs associated with new maritime regulations and the more restrictive regulations for the transport of certain products and cargoes;

•	our ability to comply with the covenants in our credit facilities, including covenants relating to the maintenance of vessel value ratios;

•	the increased costs associated with the renewal of our technical management agreement and transition to a floating fee based on actual expenses for certain of our vessels;

•	the effective and efficient technical management of our vessels;

•	the costs associated with upcoming drydocking of our vessels which are not covered by our management agreements;

•	Capital Maritime’s ability to obtain and maintain major international oil company approvals and to satisfy their technical, health, safety and compliance standards; and

•	the strength of and growth in the number of our customer relationships, especially with major international oil companies and major commodity traders.

In addition to the factors discussed above, we believe certain specific factors have impacted, and will continue to impact, our results of operations. These factors include:

•	the charter hire earned by our vessels under time charters and bareboat charters;

•	our ability to recharter our vessels on medium- to long-term charters at competitive rates;

•	our ability to comply with the covenants in our credit facilities, including covenants relating to the maintenance of vessel value ratios, as any decline in vessel values and charter rates may limit our ability to pursue our business strategy;

•	the prevailing spot market rates and the number of our vessels which we may operate on the spot market;

•	our access to debt and equity, and the cost of such capital, required to acquire additional vessels and/or to implement our business strategy;

•	our ability to acquire and sell vessels at prices we deem satisfactory;

•	our level of debt and the related interest expense and amortization of principal; and

•	the level of any distribution on our common units.

Please read “Item 3D: Risk Factors” above for a discussion of certain risks inherent in our business.

Factors to Consider When Evaluating Our Results

We believe it is important to consider the following factors when evaluating our results of operations:

•	Financial Statements. Our Financial Statements include the results of operations of different numbers of vessels in each year. Please read “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Accounting for Acquisition and Disposal of Vessels and Merger with Crude Carriers” above for a description of the financial treatment of vessel acquisitions and dispositions.

•	Vessel Acquisitions and Disposals. Results of operations, cash flows and financial position of vessels that have been disposed of are included in our Financial Statements up to the date of their disposal. As a result of this accounting treatment, our Financial Statements may include results of operations of more vessels than actually comprised our fleet during the relevant year. Please read “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Accounting for Acquisition and Disposal of Vessels and cancelation of common units” above for a description of the financial treatment of vessel acquisitions. The table below shows the periods for which the results of operations and cash flows for each vessel owning company are included in our Financial Statements.

VESSELS INCLUDED IN OUR FINANCIAL STATEMENTS AND ACQUISITION DATA
Vessel included in Consolidated Financial Statements for the years ended December 31,
Vessel	Incorporation date of VOC*	Date acquired by Capital Maritime	Date acquired by us	2014	2013	2012
M/T Atlantas (1)	09/16/2003	04/26/2006	04/04/2007	X	X	X
M/T Assos (1) (2)	03/18/2004	05/17/2006	04/04/2007 & 08/16/2010	X	X	X
M/T Aktoras (1)	08/27/2003	07/12/2006	04/04/2007	X	X	X
M/T Agisilaos (1)	10/10/2003	08/16/2006	04/04/2007	X	X	X
M/T Arionas (1)	11/10/2003	11/02/2006	04/04/2007	X	X	X
M/T Avax (1)	02/10/2004	01/12/2007	04/04/2007	X	X	X
M/T Aiolos (1)	09/12/2003	03/02/2007	04/04/2007	X	X	X
M/T Axios (1)	02/10/2004	02/28/2007	04/04/2007	X	X	X

VESSELS INCLUDED IN OUR FINANCIAL STATEMENTS AND ACQUISITION DATA
Vessel included in Consolidated Financial Statements for the years ended December 31,
Vessel	Incorporation date of VOC*	Date acquired by Capital Maritime	Date acquired by us	2014	2013	2012
M/T Atrotos (3) (4)	02/11/2004	05/08/2007	05/08/2007 & 03/01/2010	X	X	X
M/T Akeraios (3)	02/03/2004	07/13/2007	07/13/2007	X	X	X
M/T Apostolos (3)	05/26/2004	09/20/2007	09/20/2007	X	X	X
M/T Anemos I (3)	07/08/2004	09/28/2007	09/28/2007	X	X	X
M/T Attikos (5) (9)	12/29/2003	01/20/2005	09/24/2007	—	—	Up to Feb 14
M/T Alexandros II (3)	02/07/2006	01/29/2008	01/29/2008	X	X	X
M/T Amore Mio II (5)	05/29/2007	07/31/2007	03/27/2008	X	X	X
M/T Aristofanis (5) (9)	02/03/2004	06/02/2005	04/30/2008	—	—	Up to Apr 4
M/T Aristotelis II (3)	02/07/2006	06/17/2008	06/17/2008	X	X	X
M/T Aris II (3)	01/24/2006	08/20/2008	08/20/2008	X	X	X
M/T Agamemnon II (2) (5) (11)	07/14/2006	11/24/2008	04/07/2009	—	Up to Nov 4	X
M/T Ayrton II (4) (5)	07/14/2006	04/10/2009	04/13/2009	X	X	X
M/T Alkiviadis (5)	06/22/2004	03/29/2006	06/30/2010	X	X	X
M/V Cape Agamemnon (6)	06/17/2008	01/25/2011	06/09/2011	X	X	X
M/T Alexander the Great (7) (8)	01/26/2010	—	09/30/2011	—	—	Up to Dec 21
M/T Achilleas (7) (8)	01/26/2010	—	09/30/2011	—	—	Up to Dec 21
M/T Miltiadis M II (7)	04/06/2006	04/26/2006	09/30/2011	X	X	X
M/T Amoureux (7)	04/14/2010	—	09/30/2011	X	X	X
M/T Aias (7)	04/14/2010	—	09/30/2011	X	X	X
M/V Agamemnon (8)	04/19/2012	6/28/2012	12/22/2012	X	X	Since Dec 22
M/V Archimidis (8)	04/19/2012	6/22/2012	12/22/2012	X	X	Since Dec 22
M/V Hyundai Prestige (10)	04/08/2011	02/19/2013	09/11/2013	X	Since Sep 11	—
M/V Hyundai Premium (10)	04/08/2011	03/11/2013	03/20/2013	X	Since Mar 20	—
M/V Hyundai Paramount (10)	04/08/2011	03/27/2013	03/27/2013	X	Since Mar 27	—
M/V Hyundai Privilege (10)	04/08/2011	05/31/2013	09/11/2013	X	Since Sep 11	—
M/V Hyundai Platinum (10)	07/19/2011	06/14/2013	09/11/2013	X	Since Sep 11	—
M/T Aristotelis (12)	10/16/2013	—	11/28/2013	X	Since Nov 28	—

*	VOC: Vessel Owning Company
(1)	Initial Vessels. The Financial Statements have been retroactively adjusted to reflect their results of operations as of the incorporation date of the respective vessel owning companies.

(2)	On April 7, 2009, the M/T Assos (which was part of our fleet at the time of the IPO) was exchanged for the M/T Agamemnon II. We subsequently re-acquired the M/T Assos from Capital Maritime on August 16, 2010.
(3)	Committed Vessels. These vessels were newbuildings which were delivered directly to us from Capital Maritime on their delivery dates from the shipyards and had no prior operating history. As such, there is no information to retroactively restate that should be considered and the results of operations are presented in the Financial Statements since their delivery dates.
(4)	On April 13, 2009, the M/T Atrotos (which was acquired from Capital Maritime in May 2007) was exchanged for the M/T Ayrton II. We subsequently re-acquired the M/T Atrotos from Capital Maritime on March 1, 2010.
(5)	Non-Contracted Vessels. The Financial Statements have been retroactively adjusted to reflect their results of operations as of the incorporation date of the respective vessel owning companies (with the exception of M/T Assos for the period from April 17, 2009 to August 15, 2010).
(6)	Our Financial Statements include the results of operations of the vessel owning of the M/V Cape Agamemnon and cash flows since the date of its acquisition by us on June 9, 2011.
(7)	Our Financial Statements include:

•	Results of operations and cash flows of Crude Carriers and its subsidiaries since the completion of the merger on September 30, 2011 in a unit-for-share transaction following which Crude Carriers became a wholly owned subsidiary of ours; and

•	The statement of financial position of Crude Carriers and its subsidiaries as of the date of the completion of the merger after giving effect to ASC 805-30 “Business Combination” where all assets acquired and liabilities assumed (of Crude Carriers and its subsidiaries) were recorded at fair value.

(8)	On December 22, 2012, we acquired the vessel owning companies of the M/V Archimidis and the M/V Agamemnon from Capital Maritime in exchange for the vessel owning companies of the M/T Alexander the Great and the M/T Achilleas, respectively.
(9)	During the first half of 2012, we sold the M/T Attikos and the M/T Aristofanis, the two small tankers in our fleet, to unrelated third parties.
(10)	During 2013, we acquired from Capital Maritime the vessel owning companies of five post-panamax container carrier vessels: the M/V CCNI Angol, the M/V Hyundai Premium, the M/V Hyundai Paramount, the M/V Hyundai Privilege and the M/V Hyundai Platinum.
(11)	In November 2013, we sold the M/T Agamemnon II to unaffiliated third parties.
(12)	In November 2013, we acquired the M/T Aristotelis from an unrelated third party.

•	Different Structure of Operating Expenses. We have entered into three separate technical and commercial management agreements with Capital Ship Management for the management of our fleets and each vessel in our fleet is managed under the terms of one of these three agreements. Each agreement has a different structure of operating expenses. We expect that as the fixed fee management agreement expires for certain of our vessels, such vessels, and any additional acquisitions we make in the future, will be managed under the floating fee management agreements. For a detailed description of the management agreements and the fees we pay our Manager please read “Item 4: Business Overview—Our Management Agreements” above.

•	The Size of our Fleet Continues to Change. As of the date of this Annual Report, our fleet consisted of 30 vessels. At the time of our IPO in 2007, our fleet consisted of eight vessels and in January 2011 it had increased to 21 vessels. During 2013 we acquired five post-panamax container carrier vessels owned by Capital Maritime. During 2013 we also acquired one 2013 built medium range product tanker and sold one 2008 built medium range product tanker, both to unaffiliated third parties. We intend to continue to evaluate potential acquisitions of vessels or other shipping businesses in a prudent manner that is accretive to our distributable cash flow per unit.

Results of Operations

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Results of operations for the years ended December 31, 2014 and December 31, 2013 differ primarily due to the increased average number of vessels in 2014 as compared with 2013, gains from bargain purchases in the acquisition of a number of container vessels from Capital Maritime during 2013, gains from the sale of the claim against OSG in 2013, losses related to the sale of one vessel to third parties in 2013 and the larger number of vessels managed under our floating fee management agreement in 2014 as compared to 2013.

Total Revenues

Time, voyage and bareboat charter revenues amounted to $192.8 million for the year ended December 31, 2014, as compared to $171.5 million for the year ended December 31, 2013. The increase of $21.3 million is primarily attributable to increased operating days due to an increase in average fleet size by 2.6 vessels (chartered to HMM). For the year ended December 31, 2014, $72.9 million of total revenues represented charter hire received from Capital Maritime as compared to $55.0 million of total revenues for the year ended December 31, 2013. The increase of $17.9 million in charter hire received from Capital Maritime is mainly attributable to the increased operating days due to the increased average fleet size and corresponding increase in chartering to Capital Maritime during 2014 compared to 2013.

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

Voyage Expenses

Voyage expenses amounted to $6.2 million for the year ended December 31, 2014, as compared to $6.1 million for the year ended December 31, 2013.

Voyage expenses are direct expenses to voyage revenues and primarily consist of commissions, port expenses, canal dues and bunkers. Voyage costs, except for commissions, are paid for by the charterer under time and bareboat charters. Voyage costs under voyage charters are paid for by the owner.

Vessel Operating Expenses

For the year ended December 31, 2014, our vessel operating expenses amounted to $62.0 million, of which $13.3 million was incurred under our management agreements with our Manager and include $0.8 million in additional fees and costs relating to certain costs associated with the vetting of our vessels, repairs related to unforeseen extraordinary events (as defined in our fixed fee management agreement) and insurance deductibles.

For the year ended December 31, 2013, our vessel operating expenses amounted to $55.3 million, of which $17.0 million was incurred under our management agreements with our Manager and include $0.6 million in additional fees and costs relating to certain costs associated with the vetting of our vessels, repairs related to unforeseen extraordinary events (as defined in our fixed fee management agreement) and insurance deductibles.

Increases to vessel operating expenses are primarily attributable to the increased operating days due to the increase in average fleet size by 2.6 vessels and the increased number of vessels managed under our floating fee management agreement.

General and Administrative Expenses

General and administrative expenses amounted to $6.3 million for the year ended December 31, 2014, compared to $9.5 million for the year ended December 31, 2013. The decrease of $3.2 million was mainly due to the vesting of our Omnibus Incentive Compensation Plan, in August 2013. As of December 31, 2014, there were no incentive awards outstanding under the Plan. General and administrative expenses include board of directors’ fees and expenses, audit fees, and other fees related to the expenses of the publicly traded partnership.

Loss on sale of vessels to third parties

During the year ended December 31, 2014, we did not dispose of any of our vessels, as compared to 2013 where we disposed of the M/T Agamemnon II to an unaffiliated third party recognizing a loss on sale of vessel of $7.1 million.

Loss on sale of vessels to third parties reflects the difference between the carrying value of the vessels and the net selling proceeds at the time of the sale.

Depreciation and amortization

Depreciation and amortization of fixed assets amounted to $57.5 million for the year ended December 31, 2014, as compared to $52.2 million for the year ended December 31, 2013. This increase is in line with the increased average number of vessels during 2014.

Depreciation is expected to increase if the number of vessels in our fleet increases.

Gain on sale of claim

For the year ended December 31, 2013, gain on sale of claim amounted to $31.4 million, attributable to the sale of our claim with OSG. Please read “Item 4A: History and Development of the Partnership” and Note 15 (Gain on sale of claim) to our Financial Statements included herein for additional information.

Gain from Bargain Purchase

For the year ended December 31, 2013, gain from bargain purchase is attributable to the acquisition during 2013 of the M/V Hyundai Premium, the M/V Hyundai Paramount, the M/V Hyundai Prestige, the M/V Hyundai Privilege and the M/V Hyundai Platinum, as the net identifiable assets acquired exceeded the purchase consideration paid by $42.3 million.

Total Other Expense, Net

Total other expense, net for the year ended December 31, 2014 was $16.7 million, as compared to $15.5 million for the year ended December 31, 2013.

The 2014 amount includes interest expense, amortization of financing charges, commitment fees and bank charges of $19.2 million, as compared to $16.0 million for the year ended December 31, 2013. The increase of $3.2 million in 2014 was the result of increased interest due to a higher outstanding average debt balance in 2014 and due to commitment fees we paid under the 2013 facility. Other income amounted to $2.5 million, as compared to $0.5 million for the year ended December 31, 2013.

Net Income / (Loss)

Net income for the year ended December 31, 2014 amounted to $44.0 million as compared to $99.5 million for the year ended December 31, 2013. For a list of factors which we believe are important to consider when evaluating our results, please refer to the discussion under “Item 5A:—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors to Consider When Evaluating Our Results” and “— Results of Operations” above.

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

Total Revenues

Time, voyage and bareboat charter revenues amounted to $171.5 million for the year ended December 31, 2013, as compared to $154.0 million for the year ended December 31, 2012. The increase of $17.5 million is primarily attributable to the increased number of vessels in our fleet. For the year ended December 31, 2013, $55.0 million of total revenues represented charter hire received from Capital Maritime as compared to $69.9 million of total revenues for the year ended December 31, 2012. The decrease of $14.9 million in charter hire received from Capital Maritime is mainly attributable to the 2012 Vessel Sale, as two VLCCs that were sold to Capital Maritime had been under time charter with Capital Maritime from January 1, 2012 until their sale on December 21, 2012.

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

Voyage Expenses

Voyage expenses amounted to $6.1 million for the year ended December 31, 2013, as compared to $5.7 million for the year ended December 31, 2012, primarily due to the greater number of vessels in our fleet

Voyage expenses are direct expenses to voyage revenues and primarily consist of commissions, port expenses, canal dues and bunkers. Voyage costs, except for commissions, are paid for by the charterer under time and bareboat charters. Voyage costs under voyage charters are paid for by the owner.

Vessel Operating Expenses

For the year ended December 31, 2013, our vessel operating expenses amounted to $55.3 million, of which $17.0 million was incurred under our management agreements with our Manager and include $0.6 million in additional fees and costs relating to certain costs associated with the vetting of our vessels, repairs related to unforeseen extraordinary events (as defined in our fixed fee management agreement) and insurance deductibles.

For the year ended December 31, 2012, our vessel operating expenses amounted to $45.8 million, of which $23.6 million was incurred under our management agreements with our Manager and include $1.9 million in additional fees and costs relating to certain costs associated with the vetting of our vessels, repairs related to unforeseen extraordinary events (as defined in our fixed fee management agreement) and insurance deductibles.

Increases to vessel operating expenses are primarily attributable to increased costs due to the greater number of vessels in our fleet and the increased number of vessels managed under our floating fee management agreement.

General and Administrative Expenses

General and administrative expenses amounted to $9.5 million for the year ended December 31, 2013, as compared to $9.2 million for the year ended December 31, 2012. General and administrative expenses, which includes a non-cash item related to our Omnibus Incentive Compensation Plan amounted to $3.5 million for the year ended December 31, 2013, as compared to $3.8 million for the year ended December 31, 2012, resulting from our Omnibus Incentive Compensation Plan becoming fully vested in August 2013. As of December 31, 2013, there were no incentive awards outstanding under the Plan.

General and administrative expenses include board of directors’ fees and expenses, audit fees, and other fees related to the expenses of the publicly traded partnership.

Gain on sale of vessels to third parties

During the year ended December 31, 2013, we sold the M/T Agamemnon II to unaffiliated third parties recognizing a loss on sale of vessel of $7.1 million.

Gain on sale of vessels to third parties reflects the difference between the carrying value of the vessels and the net selling proceeds at the time of the sale.

Depreciation and amortization

Depreciation and amortization of fixed assets amounted to $52.2 million for the year ended December 31, 2013, as compared to $48.2 million for the year ended December 31, 2012, primarily due to the larger number of vessels in our fleet as a result of the acquisition of the five post-panamax container vessels. Depreciation is expected to increase if the number of vessels in our fleet increases.

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

Gain on Sale of Claim

For the year ended December 31, 2013, gain on sale of claim amounted to $31.4 million, attributable to the sale of our claim with OSG. Please read “Item 4A: History and Development of the Partnership” and Note 15 (Gain on sale of claim) to our Financial Statements included herein for additional information.

Gain from Bargain Purchase

For the year ended December 31, 2013, gain from bargain purchase is attributable to the acquisition of the M/V Hyundai Premium, the M/V Hyundai Paramount, the M/V Hyundai Prestige (renamed to “CCNI Angol”), the M/V Hyundai Privilege and the M/V Hyundai Platinum, as the net identifiable assets acquired exceeded the purchase consideration paid by $42.3 million.

Total Other Expense, Net

Total other expense, net for the year ended December 31, 2013, was $15.5 million as compared to $24.4 million for the year ended December 31, 2012.

The 2013 amount includes interest expense, amortization of financing charges, commitment fees and bank charges of $16.0 million, which was lower by $10.7 million than the 2012 amount mainly due to the expiration and close out of our remaining interest rate swap agreements. In addition the year ended December 31, 2012 reflects a gain of of $1.5 million due to the net result of the accumulated other comprehensive loss amortization and the change of the fair value of certain interest rate swap agreements. Interest and other income amounted to $0.5 million as compared to $0.8 million for the year ended December 31, 2012.

Net Income / (Loss)

Net income for the year ended December 31, 2013 amounted to $99.5 million as compared to net loss of $21.2 million for the year ended December 31, 2012. For a list of factors which we believe are important to consider when evaluating our results, please refer to the discussion under “Item 5A:—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors to Consider When Evaluating Our Results” and “— Results of Operations” above.

B.	Liquidity and Capital Resources

As at December 31, 2014, total cash and cash equivalents were $164.2 million, restricted cash was $15.0 million, and total liquidity including cash and undrawn long-term borrowings was $329.2 million. As at December 31, 2013, total cash and cash equivalents were $64.0 million, restricted cash was $15.0 million, and total liquidity including cash and undrawn long-term borrowings was $229.0 million.

We anticipate that our primary sources of funds for our liquidity needs will be cash flows from operations. As our vessels come up for rechartering, depending on the prevailing market rates, we may not be able to recharter them at levels similar to their current charters which may affect our future cash flows from operations. Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the amended and restated omnibus agreement with Capital Maritime or acquisitions from third parties. Other than with respect to the commitments relating to purchase of the Dropdown Vessels, totaling $281.3 million in the aggregate, which will be financed through the use of $150.0 million from our 2013 facility and the remaining balance of $131.3 million through our available cash, we currently have no capital commitments to purchase or build additional vessels. However, as discussed above, we expect to continue to evaluate opportunities to acquire vessels and businesses and expect that the size and composition of our fleet will change over time. In connection with evaluating and pursuing these opportunities and as we seek to optimize our capital structure, we may also evaluate and pursue financing opportunities.

As at December 31, 2014 and 2013, we had $150.0 million in undrawn amounts under our 2013 credit facility.

Total Partners’ Capital as of December 31, 2014 amounted to $872.6 million, which reflects an increase of $91.2 million from the year ended December 31, 2013. This change consisted of:

•	an increase of $173.5 million from the net proceeds from the issuance of the 17,250,000 common units;

•	an increase of $36.4 million representing the excess between the acquisition cost of the Dropdown Vessels and their respective fair values;

•	a decrease of $60.0 million attributable to the acquisition by us of 5,950,610 of the Partnership’s common units from Capital Maritime that were subsequently cancelled;

•	a decrease of $102.9 million attributable to our distributions to our unit holders; and

•	an increase of $44.0 million reflecting our net income for the year ended December 31, 2014.

Notwithstanding the global economic downturn that occurred in the last several years and subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

The following table summarizes our cash and cash equivalents provided by / (used in) operating, financing and investing activities for the years presented in millions:

	2014	2013	2012
Net Cash Provided by Operating Activities	$125.3	$129.6	$84.8
Net Cash (Used in) / Provided by Investing Activities	$(30.3)	$(335.3)	$15.9
Net Cash Provided by / (Used in) Financing Activities	$5.3	$226.2	$(110.6)

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased to $125.3 million for the year ended December 31, 2014 from $129.6 million for the year ended December 31, 2013, mainly due to the one-time proceeds of $32.0 million we received from the sale of the OSG claim in 2013 which was partially offset by the increase of our net operating inflows in 2014. Net cash provided by operating activities increased to $129.6 million for the year ended December 31, 2013 from $84.8 million for the year ended December 31, 2012, mainly due to the proceeds of $32.0 million we received from the one-time sale of the OSG claim, the increased size of our fleet and reduced interest costs due to the expiration of our remaining interest rate swap contracts. For an explanation of why our historical net cash provided by operating activities is not indicative of net cash provided by operating activities to be expected in future periods, please read “Item 5A:—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors to Consider when Evaluating our Results” and “— Results of Operations” above.

Net Cash (Used in) / Provided by Investing Activities

Cash is used primarily for vessel acquisitions, and changes in net cash used in investing activities are primarily due to the number of vessels acquired in the relevant period. We expect to rely primarily upon external financing sources, including bank borrowings and the issuance of debt and equity securities as well as cash in order to fund any future vessels acquisitions or expansion and investment capital expenditures.

For the year ended December 31, 2014, net cash used in investing activities was $30.3 million and was comprised of:

•	$30.2 million representing the advance payment we made to Capital Maritime in connection with the Dropdown Vessels and

•	$0.1 million, representing the amounts paid for the improvements made to the M/T Aristotelis.

For the year ended December 31, 2013, net cash used in investing activities was $335.3 million and was comprised of:

•	$363.0 million for the acquisition of the M/V Hyundai Premium, the M/V Hyundai Paramount, the M/V Hyundai Prestige (renamed to “CCNI Angol”), the M/V Hyundai Privilege, the M/V Hyundai Platinum and the M/T Aristotelis;

•	$4.5 million, representing the increase to our restricted cash following the conversion of the 2008 credit facility to a term loan and the acquisition of five vessels. Restricted cash is the minimum amount of free cash we were required to maintain under our credit facilities for the period; and

•	$32.2 million, representing the net proceeds from the sale of the M/T Agamemnon II.

For the year ended December 31, 2012, net cash provided by investing activities was $15.9 million and was comprised of:

•	$21.3 million, of which $19.7 million represent the net proceeds from the sale of the M/T Attikos and the M/T Aristofanis to unrelated third parties and $1.6 million represent proceeds received in connection with the exchange of the M/T Alexander the Great for the M/V Archimidis;

•	$3.8 million, representing the increase to our restricted cash following the conversion of the 2007 credit facility to a term loan. Restricted cash is the minimum amount of free cash we were required to maintain under our credit facilities for the period;

•	$1.4 million, representing the cash consideration in connection with the exchange of the M/T Achilleas for the M/V Agamemnon; and

•	$0.2 million, representing the amounts paid for upgrading certain vessels.

Net Cash Provided by / (Used in) Financing Activities

Net cash provided by financing activities amounted to $5.3 million for the year ended December 31, 2014, as compared to $226.2 million for the year ended December 31, 2013. For the year ended December 31, 2012, net cash used in financing activities amounted to $110.6 million.

For the year ended December 31, 2014, we received net proceeds of $173.5 million from the sale of 17,250,000 common units. From the offering net proceeds we used $60.0 million to repurchase from Capital Maritime 5,950,610 common units, which were immediately cancelled. We expect the remaining proceeds will be used to partially fund the approximately $311.5 million aggregate purchase price for the Dropdown Vessels and for general partnership purposes.

For the year ended December 31, 2012, proceeds from the sale and issuance of our Class B Units amounted to $140.0 million. Total expenses paid in connection with the sale and issuance of Class B Units were $1.7 million.

For the year ended December 31, 2013, we used net proceeds of $72.5 million from the sale and issuance of 9,100,000 Class B Units, combined with a drawdown of $54.0 million from our 2008 credit facility and part of our cash balances to finance the acquisition of the two 5,023 TEU container vessels from Capital Maritime for a total consideration of $130.0 million. We also used net proceeds of $119.9 million from the sale and issuance of 13,685,000 common units, together with $75.0 million from our 2013 credit facility, as amended, and part of our cash balances, to acquire three additional 5,023 TEU container vessels from Capital Maritime for an aggregate purchase price of $195.0 million.

For the year ended December 31, 2014, there were no proceeds from the issuance of long term debt, and we repaid debt from our 2008 facility of $5.4 million. For the year ended December 31, 2013, total proceeds of long term debt amounted to $129.0 million, and we repaid debt from our 2008 credit facility of $4.1 million. For the year ended December 31, 2012, there were no proceeds from the issuance of long term debt. During 2012 we pre-paid $175.2 million in debt in connection with the issuance and sale of the Class B Units, the sale of the M/T Attikos and the M/T Aristofanis, and the 2012 Vessel Sale.

For each of the years ended December 31, 2014, 2013 and 2012, loan issuance costs amounted to $0.0, $2.9 and $0.3 million, respectively.

During the year ended December 31, 2014, 2013 and 2012, we made distributions, including to our Class B unitholders and to Capital Maritime, of $102.8 million, $88.2 million and $73.3 million, respectively.

Borrowings

Our long-term third party borrowings are reflected in our balance sheet as “Long-term debt” and as current liabilities in “Current portion of long-term debt.” As of December 31, 2014, total borrowings were $577.9 million consisting of: (i) $250.9 million outstanding under the 2007 credit facility; (ii) $233.0 million outstanding under the 2008 credit facility; (iii) $19.0 million outstanding under the 2011 credit facility and (iv) $75.0 million under the 2013 credit facility. As of December 31, 2013, total borrowings was $583.3 million consisting of: (i) $250.9 million outstanding under the 2007 credit facility; (ii) $238.4 million outstanding under the 2008 credit facility; (iii) $19.0 million outstanding under the 2011 credit facility and (iv) $75.0 million under the 2013 credit facility. As of December 31, 2014, long term debt was $572.5 million, as compared to $577.9 million as of December 31, 2013. The current portion of long term debt as of December 31, 2014 was $5.4 million, as compared to the same amount as of December 31, 2013.

Our Credit Facilities

We have entered into four non-amortizing credit facilities.

In March 2007, we entered into a loan agreement with a syndicate of financial institutions including HSH Nordbank AG for a revolving credit facility of up to $370.0 million for the financing of the acquisition cost, or part thereof, of up to 15 MR product tankers. Following the sale of the M/T Attikos and the M/T Aristofanis during the first half of 2012 we repaid $20.5 million under this credit facility. In connection with the issuance and sale of our

Class B Units, we prepaid $95.2 million and entered into an amendment which provides for the conversion of the 2007 credit facility into a term loan, the deferral of scheduled amortization payments until March 2016 and the repayment of the facility in six equal consecutive quarterly installments commencing in March 2016 plus a balloon payment due in June, 2017. The interest margin of this facility, as amended, is 2.0%.

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

In March 2013 we drew the amount of $54.0 million from our 2008 facility in order to partly finance the acquisition of the M/V Hyundai Premium and the M/V Hyundai Paramount. This tranche of the 2008 facility is payable in twenty equal consecutive quarterly installments, beginning in June 2013, plus a balloon payment due in March 2018.

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

On September 6, 2013, we entered into a senior secured credit facility of up to $200.0 million led by ING Bank N.V. The facility is non-amortizing until March 2016, with a final maturity date in December 2020. The interest margin of this facility is 3.50%, with a commitment fee of 1.00%. The facility is available for the funding of up to 50% of the charter free value of modern product tankers and post-panamax container vessels. Also in September 2013, we drew $75.0 million from this facility for the partial financing of three post-panamax container vessels. On December 27, 2013, the 2013 credit facility was amended to increase its size to up to $225.0 million. None of the other material terms of the credit facility were amended.

All our credit facilities contain customary ship finance covenants, including restrictions as to: changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of vessels, the ratio of EBITDA to net interest expenses, which shall be no less than 2:1, a minimum cash requirement of $500,000 per vessel, as well as the ratio of net total indebtedness to the aggregate market value of the total fleet, which shall not exceed 0.725:1. Our credit facilities also contain a collateral maintenance requirement according to which the aggregate average fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding amount under these facilities. Furthermore, the vessel owning companies may pay dividends or make distributions when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. The credit facilities have a general assignment of the earnings, insurances and requisition compensation of the respective vessel or vessels. Each also requires additional security, including: pledge and charge on current account, corporate guarantee from each of the twenty-five vessel owning companies and mortgage interest insurance.

Our obligations under our credit facilities are secured by first-priority mortgages covering our vessels and are guaranteed by each vessel owning company. Our credit facilities contain a “Market Disruption Clause,” which the lenders may unilaterally trigger, requiring us to compensate the lenders for any increases to their funding costs caused by disruptions to the market. For the years ended December 31, 2014, 2013 and 2012, we incurred an additional interest expense in the amount of $0.0, $0.0 and $0.4 million, respectively, due to the “Market Disruption Clause”.

As at December 31, 2014, the amounts drawn down under our four credit facilities were as follows

(in thousands of United States dollars):

Vessel / Entity	Date	$370,000 Credit Facility	$350,000 Credit Facility	$25,000 Credit Facility	$225,000 Credit Facility
M/T Akeraios	07/13/2007	$46,850	$—	$—	$—
M/T Apostolos	09/20/2007	56,000	—	—	—
M/T Anemos I	09/28/2007	56,000	—	—	—
M/T Alexandros II	01/29/2008	48,000	—	—	—
M/T Amore Mio II	03/27/2008	—	46,000	—	—
M/T Aristofanis	04/30/2008	—	11,500	—	—
M/T Aristotelis II	06/17/2008	20,000	—	—	—
M/T Aris II	08/20/2008	24,000	1,584	—	—
M/V Cape Agamemnon	06/09/2011	—	—	19,000	—
M/V Hyundai Premium	03/20/2013	—	22,275	—	—
M/V Hyundai Paramount	03/27/2013	—	22,275	—	—
M/V Hyundai Prestige, M/V Hyundai Privilege, M/V Hyundai Platinum	09/06/2013	—	—	—	75,000
Crude Carriers Corp. and its subsidiaries	09/30/2011	—	129,431	—	—

Total		$250,850	$233,065	$19,000	$75,000

As at December 31, 2014, we had $150 million in undrawn amounts under our 2013 credit facility and were in compliance with all financial debt covenants. Our ability to comply with the covenants and restrictions contained in our credit facilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, including interest rate developments, changes in the funding costs of our banks and changes in vessel earnings and vessel asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, we are unlikely to be able to make any distributions to our unitholders, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios set out above. The global economic downturn that occurred in the last several years has had an adverse effect on vessel values, and economic conditions remain fragile with significant uncertainty surrounding levels of recovery and long-term economic growth effects. If the estimated asset values of the vessels in our fleet continue to decrease, such decreases may limit the amounts we can draw down under our credit facilities to purchase additional vessels and our ability to expand our fleet. In addition, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities. A decline in the market value of our vessels could also lead to a default under any prospective credit facility to which we become a party, affect our ability to refinance our credit facilities and/or limit our ability to obtain additional financing. An increase/decrease of 10% of the aggregate fair market values of our vessels would not cause any violation of the total indebtedness to aggregate market value covenant contained in our credit facilities.

C.	Off-Balance Sheet Arrangements

As of the date of this Annual Report, we have not entered into any off-balance sheet arrangements.

D.	Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2014 (in thousands of U.S. Dollars).

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	$577,915	$5,400	$344,027	$176,565	$51,923
Interest Obligations(1)	65,506	17,549	36,254	8,718	2,985
Management fee(2)	31,162	9,844	14,738	5,489	1,091
Commercial services fee(3)	406	161	242	3	—
Vessels purchase commitments(4)	281,276	281,276	—	—	—
Total:	$956,265	$314,230	$395,261	$190,775	$55,999

(1)	For our 2007, 2008, 2011 and 2013 credit facilities, calculations for interest obligations are based on Bloomberg forward rates plus a margin of 2%, 3%, 3.25% and 3.5%, respectively.
(2)	The fees payable to Capital Ship Management represent fees for the provision of commercial and technical services such as crewing, repairs and maintenance, insurance, stores, spares and lubricants, provided pursuant to our management agreements. Management fees under the floating fee and Crude Carriers management agreements have been increased annually based on the United States Consumer Price Index for November 2013.
(3)	Represents commercial services fee equal to 1.25% on gross time charter revenues to be generated by the vessels managed under the Crude Carriers management agreement which were under long term time charters as of December 31, 2014. For the year ended December 31, 2014 three of our vessels, the M/T Miltiadis M II, the M/T Amoureux and the M/T Aias, were operated under the Crude Carriers management agreement.
(4)	Represents the total cost of $311.5 million for the acquisition of the Dropdown vessels less the advance payment of $30.2 million we made to Capital Maritime in September 2014 in connection with these acquisitions.

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

Critical accounting policies are those that reflect significant judgments or uncertainties, and which could potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies. For a description of all of our significant accounting policies, see Note 2 (Significant Accounting Policies) to our Financial Statements included herein for more information.

Vessel Lives and Impairment

The carrying value of each of our vessels represents its original cost (contract price plus initial expenditures) at the time of delivery or purchase less accumulated depreciation or impairment charges. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. However, in recent years, market conditions have changed significantly as a result of the credit crisis and resulting slowdown in world trade. Charter rates for vessels have decreased and vessel values have been affected. We consider these market developments as indicators of potential impairment of the carrying amount of our assets. We performed undiscounted cash flow tests as of December 31, 2014 and 2013, as an impairment analysis, in which we made estimates and assumptions relating to determining the projected undiscounted net operating cash flows by considering the following:

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

Our assumptions consider historical trends and our accounting policies are as follows:

•	in accordance with the prevailing industry standard, depreciation is calculated using an estimated useful life of 25 years for our vessels, commencing at the date the vessel was originally delivered from the shipyard;

•	estimated useful life of vessels takes into account design life, commercial considerations and regulatory restrictions based on our fleet’s historical performance;

•	estimated charter rates are based on rates under existing vessel contracts and thereafter at market rates at which we expect we can recharter our vessels based on market trends;

•	estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our vessels may spend operating on the spot market, based on the historical experience of our fleet;

•	estimates of operating expenses and drydocking expenditures are based on historical operating and drydocking costs based on the historical experience of our fleet and our expectations of future inflation and operating requirements;

•	vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate of $180 per ton; and

•	the remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in our depreciation calculations.

The impairment test that we conduct is most sensitive to variances in future time charter rates. Based on the sensitivity analysis performed for December 31, 2014, we would begin recording impairment on the first vessel that will incur impairment by vessel type for time charter declines from their 10 year historical averages as follows:

	Percentage Decline from which Impairment would be Recorded
	Year ended December 31, 2014	Year ended December 31, 2013
Vessel
Product tankers	18.9%	21.2%
Suezmax vessels	26.6%	28.3%
Cape vessel	66.6%	—
Container vessels 5,000 TEU	40.9%	37.8%
Container vessels 8,000 TEU	42.9%	—

As of December 31, 2014 and February 24, 2015, our current rates for time charters on average were below their 10 year historical averages as follows:

	Time Charter Rates as Compared with 10-year Historical Average (as percentage above/(below))
	As of December 31, 2014	As of February 24, 2015
Vessel
Product tankers	(17.8)%	(17.8)%
Suezmax vessels	(45.7)%	(45.7)%
Cape vessel	(6.0)%	(6.0)%
Container vessels 5,000 TEU	47.4%	47.4%
Container vessels 8,000 TEU	(2.7)%	(2.7)%

Based on the above assumptions we determined that the undiscounted cash flows support the vessels’ carrying amounts as of December 31, 2014 and 2013.

Please also read “Item 4B: Business Overview—Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels” above for additional information.

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

Our board of directors initially consisted of seven persons, three persons who were designated by our general partner in its sole discretion and four who were elected by the common unitholders. Following the completion of our merger with Crude Carriers in September 2011, the size of our board has been increased to eight persons, with five to be elected by our common unitholders going forward. Following completion of the merger, Dimitris P. Christacopoulos was elected to our board of directors. Directors appointed by our general partner serve as directors for terms determined by our general partner and directors elected by our common unitholders are divided into three classes serving staggered three-year terms. The initial four directors appointed by Capital Maritime at the time of our IPO were designated as Class I, Class II and Class III elected directors. As of the 2010 annual meeting of unitholders, a majority of our board has been elected by our common unitholders (excluding common units held by Capital Maritime) rather than appointed by Capital Maritime. At each annual meeting of unitholders, directors are elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders (excluding common units held by Capital Maritime and its affiliates). Directors elected by our common unitholders may be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

Our general partner intends to cause its officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs. Our general partner’s Chief Executive Officer and Chief Financial Officer, Petros Christodoulou, and its Chief Operating Officer, Gerasimos Kalogiratos, allocate their time between managing our business and affairs and the business and affairs of Capital Maritime. The amount of time Mr.Christodoulou allocates between our business and the businesses of Capital Maritime varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

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

Set forth below are the names, ages and positions of our directors and director nominees and our general partner’s executive officers as of January 31, 2015.

Name	Age	Position

Ioannis E. Lazaridis(1)	47	Director and Chairman of the Board
Petros Christodoulou(1)	54	Director and Chief Executive Officer and Chief Financial Officer of our general partner
Gerasimos Kalogiratos(1)	37	Director and Chief Operating Officer
Pierre de Demandolx-Dedons(2)	74	Director(5)
Abel Rasterhoff(3)	74	Director(5)
Evangelos G. Bairactaris(4)	43	Director and Secretary
Keith Forman(4)	56	Director(5)
Dimitris P. Christacopoulos(3)	44	Director(5)

(1)	Appointed by our general partner (term expires in 2016).
(2)	Class I director (term expires in 2017).
(3)	Class II director (term expires in 2015).
(4)	Class III director (term expires in 2016).
(5)	Member of our audit committee and our conflicts committee.

Biographical information with respect to each of our directors, our director nominees and our general partner’s executive officers is set forth below. The business address for our executive officers is 3 Iassonos Street Piraeus, 18537 Greece.

Ioannis E. Lazaridis, Director and Chairman of the Board.

Mr. Lazaridis joined our board of directors on March 13, 2007 and served as the Chief Executive and Chief Financial Officer of our general partner since its formation in January 2007 until Petros Christodoulou’s formal appointment as his successor, as announced on September 8, 2014. Mr. Lazaridis was appointed as non-executive Chairman of the Board effective December 19, 2014. Mr. Lazaridis served as President of NYSE-listed Crude Carriers Corp., an affiliate of Capital Maritime, from March 2010 until its merger with us in September 2011, and also served as Capital Maritime’s Chief Financial Officer and as a director from its incorporation in March 2005. From 2004 to March 2005, Mr. Lazaridis was employed by our predecessor companies. From 1996 to 2004, Mr. Lazaridis was employed by Credit Agricole Indosuez Cheuvreux in London, Kleinwort Benson Securities and Norwich Union Investment Management in various positions related to equity sales and portfolio management. Mr. Lazaridis holds a B.A. degree in economics from the University of Thessaloniki in Greece and an M.A. in Finance from the University of Reading in the UK. He is also an Associate for the Institute of Investment Management and Research in the UK.

Petros Christodoulou, Director and Chief Executive and Chief Financial Officer.

Mr. Christodoulou’s formal appointment as the Chief Executive and Chief Financial Officer of our general partner was announced on September 8, 2014, at which time Mr. Christodoulou also joined our board of directors. Mr. Christodoulou previously served as Deputy Chief Executive Officer and Member of the Board of the National Bank of Greece S.A (NBG) from June 2012 to July 2014, during which time he also served as a member of the Executive Committees of each of the National Bank of Greece and of the Hellenic Banking Association. Mr. Christodoulou joined the National Bank of Greece in September 1998 and previously held the positions of Treasurer and General Manager of the bank. In February 2010, Mr. Christodoulou joined the Public Debt Management Agency (PDMA) of the Hellenic Republic as its General Manager at the time that the Sovereign had lost access to the markets. In that capacity, Mr. Christodoulou led the negotiations with private creditors that led to the largest sovereign debt restructuring in history. Upon its completion in May 2012, Mr. Christodoulou rejoined NBG as Deputy CEO and Member of the Board. Mr. Christodoulou maintains his position as a Member of the Board of NBG. Mr. Christodoulou started his career in banking at Credit Suisse First Boston in London from 1985 to 1987, then moved to Goldman Sachs in London as Head of Money Markets Trading from 1987 to 1989, and then served as Vice President, and later as Managing Director of Emerging Markets, at J.P. Morgan in London from 1989 to 1998. Mr. Christodoulou serves as a Chairman on the Board of Directors of Astir Palace S.A. and as a member on the Board of Directors of NBG. He holds an MBA from Columbia University in New York with a specialization in Finance and Global Markets and a Bachelor of Commerce from the Athens University of Economics and Business.

Gerasimos (Jerry) Kalogiratos, Director and Chief Operating Officer.

Mr. Kalogiratos joined our board of directors in December 2014. Mr. Kalogiratos joined Capital Maritime & Trading Corp. in 2005 and was part of the team that completed the IPO of Capital Product Partners L.P. in 2007. He has also served as Chief Financial Officer and director of NYSE-listed Crude Carriers Corp. before its merger with us in September 2011. He has over 10 years of experience in the shipping and finance industries, specializing in vessel acquisition and projects and shipping finance. Before he joined Capital Maritime, he worked in equity sales in Greece. He completed his MA in European Economics and Politics at the Humboldt University in Berlin and holds a B.A. degree in Politics, Philosophy and Economics from the University of Oxford in the United Kingdom and an Executive Finance degree from the London Business School.

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

Abel Rasterhoff, Director.

Mr. Rasterhoff joined our board of directors on April 3, 2007. He serves on our conflicts committee and has been designated as the audit committee’s financial expert. Mr. Rasterhoff joined Shell International Petroleum Maatschappij in 1967, and worked for various entities of the Shell group of companies until his retirement from Shell in 1997. From 1981 to 1984, Mr. Rasterhoff was Managing Director of Shell Tankers B.V., Vice Chairman and Chairman-elect of the Dutch Council of Shipping and a Member of the Dutch Government Advisory Committee on the North Sea. From 1991 to 1997, Mr. Rasterhoff was Director and Vice President Finance and Planning for Shell International Trading and Shipping Company Limited. During this period he also served as a Board Member of the Securities and Futures Authority (SFA) in London. From February 1998 to 2004, Mr. Rasterhoff served as a member of the executive board and as Chief Financial Officer of TUI Nederland, the largest Dutch tour operator. From February 2001 to September 2001, Mr. Rasterhoff served as a member of the executive board and as Chief Financial Officer of Connexxion, the government owned public transport company. Mr. Rasterhoff was also on the Supervisory Board of SGR and served as an advisor to the trustees of the TUI Nederland Pension Fund. Mr. Rasterhoff served on the Capital Maritime Board as the chairman of the audit committee from May 2005 until his resignation in February 2007. Mr. Rasterhoff also served as a director and audit committee member of Aegean Marine Petroleum Network Inc., a company listed on the NYSE from December 2006 to May 2012. Mr. Rasterhoff holds a graduate business degree in economics from Groningen State University.

Evangelos G. Bairactaris, Director and Secretary.

Mr. Bairactaris joined our board of directors on March 13, 2007 and has served as our Secretary since our formation in January 2007. Mr. Bairactaris is a Greek attorney at law and a member of the Piraeus Bar Association. Mr. Bairactaris has been a partner in Bairactaris & Partners since 2000 and has acted as managing partner since 2003. He has regularly provided his professional services to our predecessor companies and many Greek and international shipping companies and banks. The law firm of Bairactaris & Partners has provided, and may continue to provide, legal services to us and to Capital Maritime and its affiliates.

Keith Forman, Director.

Mr. Forman joined our board of directors on April 3, 2007 and serves on our conflicts committee and our audit committee. Mr. Forman was appointed President and Chief Executive Officer of Rentech, Inc. (NASDAQ: RTK) in December 2014. He was also appointed Chief Executive Officer of Rentech Nitrogen Partners (NYSE: RNF) at the same time. Previously Mr. Forman had served, since November of 2011, as an independent director of RNF. Rentech is the owner of the general partner of RNF, a publicly traded partnership, which produces fertilizer products. RTK also owns subsidiaries engaged in the wood fiber industry in the United States, Canada, South America and the U.K. Mr. Forman was, until March 2010, a Partner and served as Chief Financial Officer of Crestwood Midstream Partners. Crestwood Midstream was a private equity backed investment partnership focused on making investments in the midstream energy market. Prior to his tenure at Crestwood, he was Senior Vice President, Finance for El Paso Corporation, a Vice President, of El Paso Field Services, and from 1992 to 2003 Chief Financial Officer of GulfTerra Energy Partners L.P., a publicly traded master limited partnership. Mr. Forman has served as a Senior Advisor to Industry Funds Management, an Australian based fund manager that invests in infrastructure projects worldwide, since May 2012. Mr. Forman was appointed to the board of directors of Applied Consultants, Inc., a privately owned energy engineering consulting firm based in Longview, Texas in November 2013.

Dimitris P. Christacopoulos, Director.

Mr. Christacopoulos joined our board of directors on September 30, 2011, following our merger with NYSE-listed Crude Carriers, where he had served as a director since 2010. Mr. Christacopoulos currently serves as a Partner at Octane Management Consultants. He started his professional career as an analyst in the R&D Department of a major food producer in Greece in 1992 before joining Booz Allen & Hamilton Consulting in 1995 in New York in their Operations Management Group. He subsequently joined Barclays Capital as the Associate Director for Strategic Planning in London from 1999 to 2002 at which time he became Director of Corporate Finance & Strategy at Aspis Group of Companies in Athens where he participated in the Group’s Management and Investment Committees. In 2005, he joined Fortis Bank NV/SA as a Director in the Energy, Commodities and Transportation Group and until 2010 acted as the Deputy Country Head for Greece, setting up the bank’s Greek branch and expanding its presence in ship and energy finance in the region. Mr. Christacopoulos has a diploma in chemical engineering from the National Technical University of Athens and an MBA from Columbia Business School in New York.

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

Executive Compensation

We and our general partner were formed in January 2007. Prior to April 3, 2007, neither we nor our general partner paid any compensation to our directors or our general partner’s officers, nor accrued any obligations with respect to management incentive or retirement benefits for our directors or our general partner’s officers. The compensation of our Chief Executive Officer and Chief Financial Officer, Mr. Christodoulou, and our Chief Operating Officer, Mr. Kalogiratos, are set and paid by our general partner, and we reimburse our general partner for such costs and related expenses under relevant executive service agreements. We do not have a retirement plan for our executive officers or directors. Officers and employees of our general partner or its affiliates may participate in employee benefit plans and arrangements sponsored by Capital Maritime, our general partner or their affiliates, including plans that may be established in the future.

Compensation of Directors

Our directors receive compensation for their services as directors, as well as for serving in the role of committee chair, and have also received restricted units. Please read “Item 6E: Share Ownership—Omnibus Incentive Compensation Plan” below for additional information. For the year ended December 31, 2014, our directors, including our chairman, received an aggregate amount of $549,000. In lieu of any other compensation, our chairman receives an annual fee for acting as a director and as the chairman of our board of directors. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees and is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

Services Agreement

Under separate service agreements entered into between our general partner and each of our officers, if a change in control occurs, each of our officers may resign within six months of such change in control. There are no service agreements between any of the directors and us.

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

During the year ended December 31, 2014, our board of directors held seven meetings. Even if Board members are not be able to attend a board meeting, all board members are provided information related to each of the agenda items before each meeting, and can therefore provide counsel outside regularly scheduled meetings. All directors were present at all meetings of the board of directors and all meetings of committees of the board of directors on which such director served.

Although the Nasdaq Global Select Market does not require a listed limited partnership like us to have a majority of independent directors on our board of directors or to establish a compensation committee or a nominating/corporate governance committee, our board of directors has established an audit committee and a conflicts committee comprised solely of independent directors. Each of the committees operates under a written charter adopted by our board of directors which is available under “Corporate Governance” in the Investor Relations tab of our web site at www.capitalpplp.com. The membership and main functions of each committee are described below.

Audit Committee. The audit committee of our board of directors is composed of three or more independent directors, each of whom must meet the independence standards of the Nasdaq Global Select Market, the SEC and any other applicable laws and regulations governing independence from time to time. The audit committee is currently comprised of directors Abel Rasterhoff (chair), Pierre de Demandolx-Dedons, Keith Forman and Dimitris Christacopoulos. All members of the committee are financially literate and our board of directors has determined that Mr. Rasterhoff qualifies as an “audit committee financial expert” for purposes of the U.S. Sarbanes-Oxley Act of 2002. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. The audit committee met four times during the year ended December 31, 2014, on January 22, 2014, April 23, 2014, July 22, 2014, and October 22, 2014.

Conflicts Committee. The conflicts committee of our board of directors is composed of the same directors constituting the audit committee, being Keith Forman (chair), Abel Rasterhoff, Pierre de Demandolx-Dedons and Dimitris Christacopoulos. The members of our conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the Nasdaq Global Select Market to serve on an audit committee of a board of directors and certain other requirements. The conflicts committee reviews specific matters that the board believes may involve conflicts of interest and determines if the resolution of the conflict of interest is fair and reasonable to us. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. The conflicts committee met ten times during the year ended December 31, 2014, on April 10, 2014, May 14, 2014, May 23, 2014, May 29, 2014, June 13, 2014, June 23, 2014, July 8, 2014, July 22, 2014, September 3, 2014 and September 9, 2014.

D.	Employees

We currently do not have our own executive officers or employees and expect to rely on the officers of our general partner to manage our day-to-day activities consistent with the policies and procedures adopted by our board of directors. All of the executive officers of our general partner and three of our directors also are executive officers, directors or employees of affiliates of Capital Maritime.

E.	Share Ownership

As of December 31, 2014:

•	795,200 restricted common units had been issued under our Plan (described below);

•	623,064 common units resulting from the conversion of Crude Carriers common shares had been issued under the Crude Plan at the time of our merger with Crude Carriers, including shares issued under the Crude Plan to our director Dimitris Christacopoulos when he was a member of the board of directors of Crude Carriers;

•	Our director Keith Forman has owned a small number of common units since the date of our IPO. In addition, restricted common units were also issued in August 2010 to all members then-serving on our board of directors under the terms of our Plan (described below), which such members may be deemed to beneficially own, or to have beneficially owned. The shares issued to our director Dimitris Christacopoulos, when he was a member of the board of directors of Crude Carriers, converted to common units in us in the same manner as all shares converted under the terms of our merger agreement. No member of our board of directors owns common or restricted units in a number representing more than 1.0% of our outstanding common units; and

•	The Marinakis family, including Evangelos M. Marinakis, our former chairman, through its beneficial ownership of Capital Maritime and Crude Carriers Investments, may be deemed to beneficially own, or to have beneficially owned, all of our common units held by Capital Maritime and Crude Carriers Investments.

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

On March 1, 2010, the board of directors of Crude Carriers adopted the Crude Plan according to which Crude Carriers may issue shares, not to exceed 400,000, to its employees, consultants, officers, directors or affiliates, among others. On August 31, 2010, 399,400 shares were issued. Except for awards issued to certain members of the Crude Carriers board at the time, which vest in equal annual installments over a three-year period, the majority of the shares issued vest three years from the date of issuance.

At the time of the completion of our merger with Crude Carriers, all common shares of Crude Carriers which had been previously issued under the Crude Plan converted to common units in us at an exchange ratio of 1.56, with the exception of common shares issued to the four independent members of the Crude board of directors who did not continue as members of our board of directors, which vested immediately. Concurrently, we adopted the terms of the Crude Plan which governs such converted shares, the terms and conditions of which are substantially similar to the terms and conditions of our Plan and remained unchanged after the completion of the merger.

On August 31, 2013, the units previously issued pursuant to the Plan fully vested and as of December 31, 2013, there were no incentive awards outstanding under the Plan.

Following approval of our unitholders at our 2014 annual meeting, on August 21, 2014, our board of directors amended the Plan to increase the aggregate number of restricted units issuable under the Plan to 1,650,000 from 800,000.

Our board of directors has determined that each of our independent directors will receive 10,000 common units, vesting over a three year period following the award date, under an incentive plan approved by our board on October 22, 2014.

All awards issued under our Plan are conditional upon the grantee’s continued service until the applicable vesting date and all awards accrue distributions payable upon vesting. Please read Note 14 (Omnibus Incentive Compensation Plan) to our Financial Statements included herein for more information.

Item 7.	Major Unitholders and Related-Party Transactions.

As of December 31, 2014, our partners’ capital consisted of 104,079,960 common units, of which 85,031,569 are owned by non-affiliated public unitholders, 14,223,737 Class B Units, no subordinated units and 2,124,081 general partner units. The Marinakis family, including Evangelos M. Marinakis, our former chairman, may be deemed to beneficially own on a fully converted basis a 17.6% and on a non-fully converted basis a 19.9% interest in us through its beneficial ownership of common units through, among others, Capital Maritime, which may be deemed to beneficially own a 14.9% interest in us, including 15,764,181 common units and a 2% interest in us (1.8% on a fully converted basis) through its ownership of our general partner, and Crude Carriers Investments, which may be deemed to beneficially own a 2.7% interest in us.

A.	Major Unitholders

The following table sets forth as of the date hereof, the beneficial ownership of our common units by each person we know beneficially owns more than 5.0% or more of our common units, and all of our directors, director nominees and the executive officers of our general partner as a group. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power.

Name of Beneficial Owner	Number of Common Units Owned	Percentage of Total Common Units
Capital Maritime (1) (2)	15,764,181	15.1%
Crude Carriers Investments (2)	3,284,210	3.2%
All executive officers and directors as a group (8 persons) (2) (3)	*	*
Oaktree Capital Group Holdings GP, LLC and certain affiliated funds (4)	6,089,646	5.7%
Swank Capital, L.L.C. (5)	6,942,247	7.5%
Goldman Sachs Asset Management (6)	5,850,422	5.6%

(1)	Excludes the 2% general partner interest (1.8% on a fully converted basis) held by our general partner, a wholly owned subsidiary of Capital Maritime.
(2)	The Marinakis family, including Evangelos M. Marinakis, our former chairman, through its ownership of Capital Maritime and Crude Carriers Investments, may be deemed to beneficially own, or to have beneficially owned, all of our units held by Capital Maritime and Crude Carriers Investments.
(3)	Our director Keith Forman has owned a small number of common units since the date of our IPO. In addition, restricted common units were also issued in August 2010 to all members then-serving on our board of directors under the terms of our Plan, which such members may be deemed to beneficially own, or to have beneficially owned. The shares issued to our director Dimitris Christacopoulos, when he was a member of the board of directors of Crude Carriers, converted to common units in us in the same manner as all shares converted at the time of our merger with Crude Carriers. No member of our board of directors owns common or restricted units in a number representing more than 1% of our outstanding common units.
(4)	This information is based on the Schedule 13G/A filed on February 6, 2015, by Oaktree Value Opportunities Fund, L.P., Oaktree Value Opportunities Fund Holdings, L.P., Oaktree Value Opportunities Fund GP, L.P., Oaktree Value Opportunities Fund GP Ltd., Oaktree FF Investment Fund, L.P., Oaktree FF Investment Fund GP, L.P., Oaktree FF Investment Fund GP Ltd., Oaktree Fund GP I, L.P., which, in its capacity as the sole shareholder of each of Oaktree Value Opportunities Fund GP Ltd. and Oaktree FF Investment Fund GP Ltd., itself reported beneficially owning 5,505,612 common units, representing 5.2% of our total common units, Oaktree Capital I, L.P., which, in its capacity as the general partner of Oaktree Fund GP I, L.P., itself reported beneficially owning 5,505,612 common units, representing 5.2% of our total common units, OCM Holdings I, LLC, which, in its capacity as the general partner of Oaktree Capital I, L.P., itself reported beneficially owning 5,505,612 common units, representing 5.2% of our total common units, Oaktree Holdings, LLC, which, in its capacity as the managing member of OCM Holdings I, LLC, itself reported beneficially owning 5,505,612 common units, representing 5.2% of our total common units, Oaktree-TCDRS Strategic Credit, LLC, Oaktree Capital Management, L.P., which, in its capacity as the duly appointed manager of Oaktree-TCDRS Strategic Credit, LLC and as the sole director of each of Oaktree Value Opportunities Fund GP Ltd. and Oaktree FF Investment Fund GP Ltd., itself reported beneficially owning 6,089,646 common units, representing 5.7% of our total common units, Oaktree Holdings, Inc., which, in its capacity as the general partner of Oaktree Capital Management, L.P., itself reported beneficially owning 6,089,646 common units, representing 5.7% of our total common units, Oaktree Capital Group, LLC, which, in its capacity as the managing member of Oaktree Holdings, LLC and as the sole shareholder of Oaktree Holdings, Inc., itself reported beneficially owning 6,089,646 common units, representing 5.7% of our total common units, and Oaktree Capital Group Holdings GP, LLC.
(5)	This information is based on the Schedule 13G filed on February 13, 2015, by Swank Capital, L.L.C., Cushing MLP Asset Management, LP and Jerry V. Swank.
(6)	This information is based on the Schedule 13G filed on February 11, 2015, by Goldman Sachs Asset Management.

Our major unitholders have the same voting rights as our other unitholders except that if at any time, any person or group, other than our general partner, its affiliates, including Capital Maritime, their transferees, and persons who acquired such units with the prior approval of our board of directors, owns beneficially 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Partnership.

B.	Related-Party Transactions

Capital Maritime’s ability, as sole member of our general partner, to control the appointment of three of the eight members of our board of directors and to approve certain significant actions we may take, as well as its ownership of 15.1% of our common units, which it can vote in their totality on all matters that arise under the partnership agreement (except for the election of directors elected by holders of our common units), means that Capital Maritime, together with its affiliates, will have the ability to exercise significant influence regarding our management and may be able to propose amendments to the partnership agreement that are in its best interest.

Transactions entered into following January 1, 2015

1.	The M/T Akeraios and the M/T Apostolos entered into new, or extended existing, charter party agreements with Capital Maritime on January 29, 2015. These new charters/extensions were unanimously approved by the conflicts committee of our board of directors.

Transactions entered into during the year ended December 31, 2014

1.	Amendments to Management Agreements. On February 28, 2014 and December 31, 2014, we amended and restated the fixed fee management agreement with Capital Ship Management in its entirely to reflect, among other things, the vessels covered by such agreements. On April 1, 2014, May 18, 2014, and December 31, 2014, we amended the floating rate management agreement with Capital Ship Management to reflect, among other things, the vessels covered by such agreements. Please read “Item 4B: Business Overview—Our Management Agreements” above for a detailed description of the terms of each management agreement.

2.	Master Vessel Acquisition Agreement. On July 24, 2014 we entered into the Master Vessel Acquisition Agreement with Capital Maritime, as described in further detail in “Item 4A: History and Development of the Partnership—2014 Developments—Master Vessel Acquisition Agreement and Reset of Incentive Distribution Right Thresholds” above. Pursuant to this agreement, we agreed to acquire the Dropdown Vessels at prices below current market value and have been granted a right of first refusal over six additional newbuild Samsung eco medium range product tankers. As consideration, we agreed, subject to, among other things, the approval of our unitholders, to adopt the Fourth Amendment to the Partnership Agreement. This amendment was adopted on August 25, 2014 following our unitholders’ approval at our 2014 annual meeting of unitholders, which was held on August 21, 2014.

3.	Purchase Agreement. On September 3, 2014, we entered into a purchase agreement for 5,950,610 of our common units held by Capital Maritime at an aggregate price of approximately $60,000,000. The purchase price was funded by the net proceeds we received as a result of a public offering of our common units in September 2014. We subsequently cancelled the common units that were repurchased from Capital Maritime pursuant to this purchase agreement. Please see “Item 4A: History and Development of the Partnership—2014 Developments— Issuance and Sale of Common Units” above for more information. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors of our board of directors.

4.	Charter Party Agreements with Capital Maritime. During 2014, each of the M/T Axios, M/T Avax, M/T Atrotos, M/T Assos, M/T Agisilaos and M/T Arionas entered into new or extended existing charter party agreements with Capital Maritime. These new charters/extensions were unanimously approved by the conflicts committee of independent directors of our board of directors. Please see “Item 4B: Business Overview—Our Fleet” and “—Our Charters” above for a detailed description of these charters, including earliest possible redelivery dates of the vessels and relevant charter rates.

Transactions entered into during the year ended December 31, 2013

1.	Amended and Restated Management Agreements. On May 9, 2013, and November 30, 2013, we amended and restated the fixed fee management agreement with Capital Ship Management in its entirety to reflect, among other things, the vessels covered by such agreement. Please read “Item 4B: Business Overview—Our Management Agreements” above for a detailed description of the terms of this management agreement.

2.	Equity Offering. On August 5, 2013, we announced the issuance of 11,900,000 common units at a public offering price of $9.25 per common unit under our 2011 Form F-3. An additional 1,785,000 common units were subsequently sold on the same terms following the full exercise of the overallotment option granted to the underwriters for the offering. Capital GP L.L.C., our general partner, participated in both the offering and the exercise of the overallotment option and purchased 279,286 units at the public offering price, subsequently converting 349,700 common units into general partner units to maintain its 2% interest in us. Net proceeds, before expenses, relating to the offering were $120.7 million.

3.	Acquisition of the M/V Hyundai Prestige, the M/V Hyundai Privilege and the M/V Hyundai Platinum from Capital Maritime. The net proceeds from our common units offering in August 2013 were used toward acquiring three 5,023 TEU container vessels, the M/V Hyundai Prestige, the M/V Hyundai Privilege and the M/V Hyundai Platinum, from our sponsor Capital Maritime for an aggregate purchase price of $195.0 million. Each of these vessels was built in 2013 at Hyundai Heavy Industries. Co. Ltd. and each such vessel is employed under a 12 year time charter employment (+/- 60 days) to HMM at a gross rate of $29,350 per day. The charters commenced shortly after the delivery of the vessels to Capital Maritime during the first half of 2013. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors.

4.	Share Purchase Agreements for the acquisition of the vessel owning companies of each of the M/V Hyundai Premium and M/V Hyundai Paramount. On March 20 and March 27, 2013, we entered into two share purchase agreements with Capital Maritime pursuant to which we acquired all of Capital Maritime’s interests in the vessel owning companies that own each of the M/V Hyundai Premium and M/V Hyundai Paramount, respectively. The acquisition was funded by the net proceeds received from our issuance of Class B Units together with $54 million from our existing credit facilities and part of our cash balances. Both the M/V Hyundai Premium and M/V Hyundai Paramount were built in 2013 at Hyundai Heavy Industries Co. Ltd. The vessels were originally ordered by Capital Maritime and are currently employed under a 12 year time charter (+/- 60 days) to HMM at a gross rate of $29,350 per day. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors. Please see “Item 5B: Liquidity and Capital Resources—Net Cash (Used in) / Provided by Investing Activities” and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding this acquisition, including a detailed explanation of how it was accounted for.

5.	Subscription Agreement for Class B Units. On March 15, 2013, we entered into a subscription agreement for the sale and issuance of 9.1 million of our Class B Units with certain investors, including Capital Maritime. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors of our board of directors. Pursuant to the terms of the subscription agreement, Capital Maritime was issued 615,151 Class B Units, which are convertible at any time into our common units on a one-for-one basis. Please see “Item 4A: History and Development of the Partnership” above for a detailed description of the issuance and sale of these Class B Units.

6.

Charter Party Agreements with Capital Maritime. During 2013, each of the M/T Avax, M/T Axios, M/T Alkiviadis, M/T Akeraios, M/T Apostolos, M/T Agisilaos, M/T Anemos I, M/T Aristotelis, M/T Arionas, M/T Amoureux, M/T Aias and M/T Amore Mio entered into new or extended existing charter party agreements with Capital Maritime. Each of these charters were subject to 50/50 profit sharing arrangements for breaching Institute Warranty Limits. In the case of the M/T Amoureux and M/T Aias, profit share arrangements are applicable on actual earnings settled every six months. These new charters/extensions were unanimously approved by the conflicts committee of independent directors of our board of directors. Please see “Item 4B: Business Overview—Our Fleet” and “—Our Charters” above for a detailed description of these charters, including earliest possible redelivery dates of the vessels and relevant charter rates.

7.	Investor Relations Services Agreement. On January 1, 2013, we renewed our Investor Relations Agreement with Capital Ship Management to clarify the provisions under which certain investor relations and corporate support services to assist us in our communications with holders of units representing limited partnership interests in us shall be provided to us further to the provisions of the Administrative Services Agreement entered into with Capital Ship Management and subject to its terms. Under the terms of the agreement we pay Capital Ship Management a fixed monthly fee of $15,000 plus reimbursement of reasonable expenses. The agreement will be renewed annually on its terms unless we elect not to renew amendments to management agreements.

Transactions entered into during the year ended December 31, 2012

1.	Share Purchase Agreement – Exchange of M/T Alexander the Great with M/V Archimidis. On December 22, 2012, the 2010 built M/T Alexander the Great was exchanged for the M/V Archimidis, a 7,943 TEU container carrier vessel built in 2006 at Daewoo Shipbuilding in South Korea and owned by Capital Maritime. Under the terms of the share purchase agreement all assets and liabilities of the vessel owning company of the M/V Archimidis, except the vessel, necessary permits and time charter agreement, were retained by Capital Maritime. Capital Maritime paid us $1,625,000, to reflect the value and longer duration of the charter attached to the vessel. Capital Maritime received all the shares of the vessel owning company of the M/T Alexander the Great and waived any compensation for the early termination of the vessel’s charter. All assets and liabilities of the vessel owning company of the M/T Alexander the Great, except the vessel and necessary permits were retained by us. The vessel is managed under the floating fee management agreement. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors of our board of directors.

2.	Share Purchase Agreement – Exchange of M/T Achilleas with M/V Agamemnon. On December 22, 2012, the 2010 built M/T Achilleas was exchanged for the M/V Agamemnon, a 7,943 TEU container carrier vessel built in 2007 at Daewoo Shipbuilding in South Korea and owned by Capital Maritime. Under the terms of the share purchase agreement, all assets and liabilities of the vessel owning company of the M/V Agamemnon, except the vessel, necessary permits and time charter agreement, were retained by Capital Maritime. We paid Capital Maritime $1,375,000, to reflect the value and longer duration of the charter attached to the vessel. Capital Maritime received all the shares of the vessel owning company of the M/T Achilleas and waived any compensation for the early termination of the vessel’s charter. All assets and liabilities of the vessel owning company of the M/T Achilleas, except the vessel and necessary permits were retained by us. The vessel is managed under the floating fee management agreement. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors of our board of directors.

3.	Subscription Agreements for Class B Units. On May 11, 2012 and June 6, 2012, we entered into subscription agreements for the sale and issuance of our Class B Units with certain investors, including Capital Maritime. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors of our board of directors. Pursuant to the terms of the subscription agreements, Capital Maritime was issued 3,433,333 Class B Units, which are convertible at any time into our common units on a one-for-one basis. Please see “Item 4A: History and Development of the Partnership” above for a detailed description of the issuance and sale of our Class B Units in 2012.

4.	Charter Party Agreements with Capital Maritime. During 2012 each of the M/T Arionas, M/T Avax, M/T Axios, M/T Akeraios, M/T Agisilaos, M/T Apostolos, M/T Alkiviadis, M/T Miltiadis MII, M/T Aias and M/T Amoureux entered into new or extended existing charter party agreements with Capital Maritime. With the exception of the charter for the M/T Miltiadis MII, each of these charters were subject to 50/50 profit sharing arrangements for breaching IWL and were unanimously approved by the conflicts committee of independent directors of our board of directors. Please see “Item 4B: Business Overview—Our Fleet” and “—Our Charters” above for a detailed description of these charters, including earliest possible redelivery dates of the vessels and relevant charter rates.

5.	Amended and Restated Management Agreement. On January 1, 2012, we amended and restated the fixed fee management agreement with Capital Ship Management in its entirety to reflect, among others, the vessels covered by such agreement. Please read “Item 4B: Business Overview—Our Management Agreements” above for a detailed description of the terms of this management agreement.

6.	Investor Relations Services Agreement. On January 1, 2012, we entered into an Investor Relations Agreement with Capital Ship Management to clarify the provisions under which certain investor relations and corporate support services to assist us in our communications with holders of units representing limited partnership interests in us shall be provided to us further to the provisions of the Administrative Services Agreement entered into with Capital Ship Management and subject to its terms. Under the terms of the agreement, we pay Capital Ship Management a fixed monthly fee of $15,000 plus reimbursement of reasonable expenses. The agreement will be renewed annually on its terms unless we elect not to renew.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information.

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

Cash Distribution Policy

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our cash available (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansionary capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves, and subject to the prior distribution rights of any holders of the Class B Units).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. In particular you should carefully consider the relevant risks included in “Item 3D: Risk Factors” included herein. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. The partnership agreement can be amended in certain circumstances with the approval of a majority of the outstanding common units (including, in certain circumstances described in the partnership agreement, with the holders of Class B Units voting on an as-converted basis). As of December 31, 2014, the Marinakis family, including Evangelos M. Marinakis, may be deemed to beneficially own on a fully converted basis a 17.6% and on a non-fully converted basis a 19.9% interest in us through its beneficial ownership of common units through, among others, Capital Maritime.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement and the establishment of any reserves for the prudent conduct of our business.

•	Under Section 51 of the MILPA, we may not make a distribution if the distribution would cause our liabilities (other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours) to exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.

•	Our common units are subject to the prior distribution rights of any holders of its preferred units then outstanding. As of the date of this Annual Report, there were 14,223,737 Class B Units issued and outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Class B Units. Furthermore, pursuant to the terms of the Third Amendment to the Partnership Agreement, an upward adjustment to the distribution rate for the Class B Units occurs in the event the distribution rate on our common units is increased.

•	We may lack sufficient cash to pay distributions on our common units due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements maintenance and replacement capital expenditures, anticipated cash needs or the payment of distributions on the Class B Units, which our partnership agreement requires us to pay prior to distributions on our common units.

•	Our distribution policy will be affected by restrictions on distributions under our revolving credit facilities which contain material financial tests and covenants that must be satisfied. Should we be unable to satisfy these terms, covenants and restrictions included in our credit facilities or if we are otherwise in default under the credit agreements, our ability to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy, would be materially adversely affected.

•	If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

•	If the ability of our subsidiaries to make any distribution to us is restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws or any other laws and regulations, our ability to make distributions to our unitholders may be restricted.

Quarterly Common Distributions; Historic Distributions

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

We have generally declared distributions on our common units in January, April, July and October of each year and paid those distributions in the subsequent month. In January 2010, we introduced an annual distribution guidance of $0.90 per unit per annum, which was revised in July 2010 upwards to $0.93 per unit per annum, or $0.2325 per quarter. We made distributions on our common units in accordance with our guidance in November 2010, February 2011, May 2011, August 2011, November 2011, February 2012, May 2012, August 2012, November 2012, February 2013, May 2013, August 2013, November 2013, February 2014, August 2014, November 2014 and February 2015.

Incentive Distribution Rights

IDRs represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus (as defined in our partnership agreement) after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the IDRs, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement. Except for transfers of IDRs to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units and Class B Units, considered together as a single class (excluding common units held by our general partner and its affiliates), is required for a transfer of the IDRs to a third party prior to March 31, 2017. Any transfer by our general partner of the IDRs would not change the percentage allocations of quarterly distributions with respect to such rights. The target amounts for our IDRs were reset pursuant to the Fourth Amendment to the Partnership Agreement to the amounts set forth in the table below.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The percentage allocations in the table are subject to the distribution rights of the holders of our Class B Units. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount”, until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains an approximately 2% general partner interest and assume our general partner has not transferred the IDRs.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	General Partner

Minimum Quarterly Distribution	$0.2325	98%	2%
First Target Distribution	up to $0.2425(1)	98%	2%
Second Target Distribution	above $0.2425(1) up to $0.2675	85%	15%
Third Target Distribution	above $0.2675 up to $0.2925	75%	25%
Thereafter	above $0.2925	65%	35%

(1)	As disclosed on our Current Report on Form 6-K furnished on August 26, 2014, Capital Maritime unilaterally notified the Partnership that it decided to waive its rights to receive quarterly incentive distributions between $0.2425 and $0.25. Capital Maritime waived these rights after discussion with, and with the unanimous support of, the conflicts committee of our board of directors. This waiver effectively increases the First Target Distribution and the lower bound of the Second Target Distribution (as referenced in the table above) from $0.2425 to $0.25.

B.	Significant Changes

No significant changes have occurred since the date of our Financial Statements included herein except for those set out below:

On January 22, 2015, we declared a cash distribution of $0.2325 per common unit for the fourth quarter of 2014, which was paid on February 13, 2015 to unitholders of record on February 6, 2015.

On January 22, 2015, we declared a cash distribution of $0.21375 per Class B Unit for the fourth quarter of 2014, in line with our partnership agreement. The fourth quarter Class B Unit cash distribution was paid on February 10, 2015, to Class B unitholders of record on February 3, 2015.

Item 9.	The Offer and Listing.

C.	Markets

Our common units started trading on the Nasdaq Global Select Market under the symbol “CPLP” on March 30, 2007. The following table sets forth the high and low closing sales prices in U.S. Dollars for our common units for each of the periods indicated.

	High	Low
Year Ended: December 31,
2014	11.56	6.79
2013	10.57	6.81
2012	8.74	6.21
2011	11.32	4.89
2010	10.01	6.88
Quarter Ended:
December 31, 2014	9.90	6.79
September 30, 2014	11.56	9.79
June 30, 2014	11.56	10.53
March 31, 2014	11.15	9.68
December 31, 2013	10.57	8.24
September 30, 2013	9.97	8.61
June 30, 2013	9.48	8.13
March 31, 2013	8.28	6.81
Month Ended:
February 28, 2015(1)	9.54	8.77
January 31, 2015	9.16	7.84
December 31, 2014	8.00	6.79
November 30, 2014	9.19	7.82
October 31, 2014	9.90	7.70
September 30, 2014	10.96	9.79
August 31, 2014	11.08	10.73

(1)	Through February 23, 2015.

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information required to be disclosed under this Item 10B is incorporated by reference to the following sections of the prospectus included in our Registration Statement on Form F-1 filed with the SEC on March 19, 2007: “The Partnership Agreement”, “Description of the Common Units—The Units”, “Conflicts of Interest and Fiduciary Duties” and “Our Cash Distribution Policy and Restrictions on Distributions” and our Current Reports on Form 6-K and relevant Exhibits furnished to the SEC on May 23, 2012, June 6, 2012, March 21, 2013 and August 26, 2014.

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

•	Purchase Agreement dated September 3, 2014, with Capital Maritime to acquire 5,950,610 of our common units.

•	Amendment to Partnership Agreement dated August 25, 2014, in connection with our entry into the Master Vessel Acquisition Agreement. This amendment reset the thresholds for our IDRs.

•	Amendment to Omnibus Incentive Compensation Plan. On August 21, 2014, following approval of our unitholders at our 2014 annual meeting, our board of directors amended the Plan to increase the aggregate number of restricted units issuable under the Plan to 1,650,000 from 800,000.

•	Master Vessel Acquisition Agreement dated July 24, 2014, with Capital Maritime to acquire the Dropdown Vessels and a right of first refusal over six additional newbuild Samsung eco medium range product tankers.

•	Settlement Notice and Refund Modification dated December 18, 2013, with Deutsche Bank to provide, among other things, that if the six claims we filed against OSG and certain of its subsidiaries are allowed in an aggregate amount less than $43.25 million, the maximum aggregate amount that we are obligated to refund to Deutsche Bank is $643,750.

•	Memorandum of Agreement dated October 17, 2013, with Orix Shipping Company Limited to sell the M/T Agamemnon II.

•	Memorandum of Agreement dated October 16, 2013, with Goldilocks Maritime S.A. to acquire the M/T Aristarchos (renamed to “M/T Aristotelis”). The acquisition was funded with proceeds from the sale of the M/T Agamemnon II and $6.2 million from our cash balances. The M/T Aristotelis is employed on a period time charter for $17,000 gross per day for 18–24 months with Capital Maritime.

•	Loan Agreement with ING Bank N.V., HSH Nordbank AG, National Bank of Greece S.A. and Skandinaviska Enskilda Banken AB (publ). On September 6, 2013, we entered into a new senior secured credit facility of up to $200.0 million led by ING Bank N.V., which was amended and restated on December 27, 2013, to increase its size to up to $225.0 million. None of the other material terms of the credit facility were amended. The facility is non-amortizing until March 2016, with a final maturity date in December 2020, and is priced at LIBOR plus 3.50%, with a commitment fee of 1.00%.

•	Share Purchase Agreement dated August 9, 2013, with Capital Maritime to acquire all of its interest in the vessel owning company of the M/V CCNI Angol (ex Hyundai Prestige). The acquisition was funded partly through the issuance and sale of 13,685,000 common units. The M/V CCNI Angol (ex Hyundai Prestige) is employed under a 12 year time charter employment (+/- 60 days) to HMM at a gross rate of $29,350 per day, which commenced shortly after the delivery during the first half of 2013.

•	Share Purchase Agreement dated August 9, 2013, with Capital Maritime to acquire all of its interest in the vessel owning company of the M/V Hyundai Privilege. The acquisition was funded partly through the issuance and sale of 13,685,000 common units. The M/V Hyundai Privilege is employed under a 12 year time charter employment (+/- 60 days) to HMM at a gross rate of $29,350 per day, which commenced shortly after the delivery during the first half of 2013.

•	Share Purchase Agreement dated August 9, 2013, with Capital Maritime to acquire all of its interest in the vessel owning company of the M/V Hyundai Platinum. The acquisition was funded partly through the issuance and sale of 13,685,000 common units. The M/V Hyundai Platinum is employed under a 12 year time charter employment (+/- 60 days) to HMM at a gross rate of $29,350 per day, which commenced shortly after the delivery during the first half of 2013.

•	Assignment of Claim Agreement dated June 24, 2013, with Deutsche Bank to transfer to Deutsche Bank all of our rights, title, interest, claims and causes of action in and to, or arising under or in connection with, our claims against Sifnos Tanker Corporation and OSG.

•	Assignment of Claim Agreement dated June 24, 2013, with Deutsche Bank to transfer to Deutsche Bank all of our rights, title, interest, claims and causes of action in and to, or arising under or in connection with, our claims against Kimolos Tanker Corporation and OSG.

•	Assignment of Claim Agreement dated June 24, 2013, with Deutsche Bank to transfer to Deutsche Bank all of our rights, title, interest, claims and causes of action in and to, or arising under or in connection with, our claims against Serifos Tanker Corporation and OSG.

•	Share Purchase Agreement dated March 20, 2013, with Capital Maritime to acquire all of its interest in the vessel owning company of the M/V Hyundai Premium. The acquisition was funded partly through the issuance and sale of the Class B units together with $27.0 million from our existing credit facilities and part of our cash balances. The M/V Hyundai Premium is chartered to HMM under a 12 year time charter employment (+/- 60 days) at a gross rate of $29,350 per day.

•	Share Purchase Agreement dated March 27, 2013, with Capital Maritime to acquire all of its interest in the vessel owning company of the M/V Hyundai Paramount. The acquisition was funded partly through the issuance and sale of the Class B units together with $27.0 million from our existing credit facilities and part of our cash balances. The M/V Hyundai Paramount is chartered to HMM under a 12 year time charter employment (+/- 60 days) at a gross rate of $29,350 per day.

•	Amendment to Partnership Agreement dated March 19, 2013, in connection with the issuance and sale of our Class B Units, which amended the rights, preferences, privileges, duties and obligations of the Class B Units.

•	Registration Rights Agreement dated March 19, 2013, between us and the purchasers named therein in connection with the issuance and sale of the Class B Units.

•	Subscription Agreement dated March 15, 2013, between us and the purchasers named therein in connection with the issuance and sale of the Class B Units.

•	Amendment to the 2008 credit facility replacing the M/T Alexander the Great and the M/T Achilleas as collateral under the facility with the M/V Agamemnon and the M/V Archimidis.

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

Material U.S. Federal Income Tax Considerations

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

Election to be Taxed as a Corporation

We have elected to be taxed as a corporation for U.S. federal income tax purposes. As such, among other consequences, U.S. Holders (as defined below) will, subject to the discussion of certain rules relating to PFICs below (please see “Item 10E: Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences”), generally not be directly subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of common units, as described below. As a corporation, we may be subject to U.S. federal income tax on our income as discussed below. Additionally, our distributions to common unitholders will generally be reported on Internal Revenue Service Form 1099-DIV.

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

The Section 883 Exemption

In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (the “Section 883 Regulations”), it will not be subject to the net basis and branch profits taxes or the 4% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption applies to U.S. Source International Transportation Income and other forms of related income, such as gain from the sale of a vessel. As discussed below, we believe that under our current ownership structure, the Section 883 Exemption will apply and that, accordingly, we will not be taxed on our U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

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

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Consequently, our U.S. Source International Transportation Income (including, for this purpose, (i) any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes and (ii) any such income earned by subsidiaries that are corporations for U.S. federal income tax purposes, are organized in a jurisdiction that grants an Equivalent Exemption and whose outstanding stock is owned 50% or more by value by us) will be exempt from U.S. federal income taxation provided we meet the Publicly Traded Test. In addition, since our common units are only traded on the Nasdaq Global Select Market, which is considered to be an established securities market, our common units will be deemed to be “primarily traded” on an established securities market.

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

Dividends paid on our common units to a U.S. Holder who is an individual, trust or estate (or a “U.S. Individual Holder”) will be treated as qualified dividend income that is taxable to such U.S. Individual Holder at preferential rates applicable to long-term capital gain provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market on which our common units are traded); (ii) we are not a PFIC (which we do not believe we are, have been or will be, as discussed below); (iii) the U.S. Individual Holder has owned the common units for more than 60 days in the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such units) and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a unit if the amount of the dividend is equal to or in excess of 10 percent of a unitholder’s adjusted basis (or fair market value in certain circumstances) in such unit. If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income”, then any loss derived by a U.S. Individual Holder from the sale or exchange of such units will be treated as long-term capital loss to the extent of the amount of such dividend.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund” (a “QEF election”). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common units, as discussed below. In addition, if a U.S. Holder owns our common units during any taxable year that we are a PFIC, such units owned by such holder will be treated as units in a PFIC even if we are not a PFIC in a subsequent year and, if the total value of all PFIC stock that such holder directly or indirectly owns exceeds certain thresholds, such holder must file IRS Form 8621 with the holder’s U.S. federal income tax return to report the holder’s ownership of our common units.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, (such U.S. Holder, an “Electing Holder”), the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed income. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common units and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing one copy of IRS Form 8621 with his U.S. federal income tax return and a second copy in accordance with the instructions to such form. If contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will attempt to provide each U.S. Holder with all necessary information in order to make the QEF election described above.

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

Taxation of U.S. Holders not making a timely QEF or mark-to-market election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year (a “Non-Electing Holder”) would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units), and (2) any gain realized on the sale, exchange or other disposition of our common units. Under these special rules:

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

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments within the United States by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable. Backup withholding is not an additional tax. Rather, a common unitholder generally may obtain a credit for any amount withheld against his liability for U.S. federal income tax (and a refund of any amounts withheld in excess of such liability) by filing a return with the IRS.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

We have filed with the SEC a registration statement on Form F-1, a registration statement on Form F-4 and two effective registration statements on Form F-3 regarding our common units, among other securities. This Annual Report does not contain all of the information found in these registration statements. For further information regarding us and our common units, you may wish to review the full registration statements, including their exhibits. The registration statements, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference room. Our registration statement can also be inspected and copied at the offices of the Nasdaq Global Select Market, One Liberty Plaza, New York, New York 10006.

I.	Subsidiary Information

Please see Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2014.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

Our Risk Management Policy

Our policy is to continuously monitor our exposure to business risks, including the impact of changes in interest rates and currency rates as well as inflation on earnings and cash flows. We intend to assess these risks and, when appropriate, take measures to minimize our exposure to the risks.

Foreign Exchange Risk

We do not have a material currency exposure risk. We generate all of our revenues in U.S. Dollars and incur less than 20% of our expenses in currencies other than U.S. Dollars. For accounting purposes, expenses incurred in currencies other than the U.S. Dollar are translated into U.S. Dollars at the exchange rate prevailing on the date of each transaction. As of December 31, 2014, less than 5% of liabilities were denominated in currencies other than U.S. Dollars (mainly in Euros). These liabilities were translated into U.S. Dollars at the exchange rate prevailing on December 31, 2014. We have not hedged currency exchange risks and our operating results could be adversely affected as a result.

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

Currently we have, and during 2014 we had, no interest rate swap agreements outstanding. As a result of a possible market disruption in determining the cost of funds for our banks, any increases by the lenders to their “funding costs” under our credit facilities will lead to proportional increases in the relevant interest amounts payable under such credit facilities on a quarterly basis. As an indication of the extent of our sensitivity to interest rate changes based upon our debt level, an increase of 100 basis points in LIBOR would have resulted in an increase in our interest expense by approximately $5.8 million for the year ended December 31, 2014, assuming all other variables had remained constant.

Concentration of Credit Risk

Financial instruments which potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents, and trade accounts receivable. We place our cash and cash equivalents, consisting mostly of deposits, with creditworthy financial institutions as rated by qualified rating agencies. For the years ended December 31, 2014, 2013, and 2012, 62%, 49% and 68% of our revenues, respectively, were derived from two charterers. We do not obtain rights to collateral to reduce our credit risk. Please refer to “Item 5B: Liquidity and Capital Resources—Borrowings—Our Credit Facilities” for more information on our interest rate swap agreements.

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

Item 12.	Description of Securities Other than Equity Securities.

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

No material modifications to the rights of security holders.

Item 15.	Controls and Procedures.

a.	Disclosure Controls and Procedures

As of December 31, 2014, our management (with the participation of the chief executive officer and chief financial officer of our general partner) conducted an evaluation pursuant to Rule 13a-15(b) and 15d-15 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures. Our management, including the chief executive and chief financial officer of our general partner, recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the partnership have been detected. Further, in the design and evaluation of our disclosure controls and procedures our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

However, based on this evaluation, the chief executive officer and chief financial officer of our general partner concluded that, as of December 31, 2014, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is communicated to management, including the chief executive officer and chief financial officer of our general partner, as appropriate to allow timely decisions regarding required disclosure, were effective in providing reasonable assurance that information that was required to be disclosed by us in reports we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

Our internal controls over financial reporting includes those policies and procedures that 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our Financial Statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of management and the directors of our general partnership and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the 2013 framework in Internal Control – Integrated Framework issued by the Committee of

Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management believes that our internal control over financial reporting was effective as of December 31, 2014.

However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with relevant policies and procedures may deteriorate.

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

To the Board of Directors and Unitholders of Capital Product Partners L.P., Majuro, Republic of the Marshall Islands

We have audited the internal control over financial reporting of Capital Product Partners L.P. (the “Partnership”) as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.

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

In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Partnership and our report dated February 25, 2015 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Hadjipavlou, Sofianos, & Cambanis S.A.

Athens, Greece

February 25, 2015

d.	Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting during the year covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16A.	Audit Committee Financial Expert.

Our board of directors has determined that director Abel Rasterhoff, the chairman of our audit committee, qualifies as an audit committee financial expert for purposes of the U.S. Sarbanes-Oxley Act of 2002 and is independent under applicable Nasdaq Global Select Market and SEC standards.

Item 16B.	Code of Ethics.

Our board of directors has adopted a Code of Business Conduct and Ethics that includes a Code of Ethics (the “Code”) that applies to the Partnership and all of its employees, directors and officers, including its chief executive officer, chief financial officer, chief accounting officer or controller, its agents and persons performing similar functions, including for the avoidance of doubt any employees, officers or directors of Capital Ship Management, wherever located, as well as to all of the Partnership’s subsidiaries and other business entities controlled by it worldwide. The Code incorporates terms and conditions consistent with the FCPA and U.K. Bribery Act, and includes a Gifts and Entertainment policy.

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

Our principal accountant for 2014 and 2013 was Deloitte. The following table shows the fees we paid or accrued for audit services provided by Deloitte for these periods (in thousands of U.S. Dollars).

Fees	2014	2013
Audit Fees(1)	$449.7	$477.3
Audit-Related Fees	—	—
Tax Fees(2)	25.0	25.0

Total	$474.7	$502.3

(1)	Audit fees represent fees for professional services provided in connection with the audit of our Financial Statements included herein, review of our quarterly consolidated financial statements, audit services provided in connection with other regulatory filings, issuance of consents and assistance with and review of documents filed with the SEC.
(2)	Tax fees represent fees for professional services provided in connection with various U.S. income tax compliance and information reporting matters.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2014 and 2013.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

In May 2012 we announced an agreement to issue $140.0 million of Class B Units and in March 2013 we announced an agreement to issue 9.1 million Class B Units to groups of investors including among others, Capital Maritime. As of March 26, 2013, there were 24,655,554 Class B Units issued and outstanding, of which 4,048,484 were owned by Capital Maritime. In July, August, October and December 2013, certain holders of our Class B Units, not including Capital Maritime, converted an aggregate of 5,733,333 Class B Units into common units in accordance with the terms of the partnership agreement. In April, May, June, July and September 2014, certain holders of our Class B Units, including Capital Maritime, converted an aggregate of 4,698,484 Class B Units into common units in accordance with the terms of the partnership agreement. As a result, there were 14,223,737 Class B Units issued and outstanding, none of which were owned by Capital Maritime as of the date of this Annual Report.

On August 9, 2013, we issued to our sponsor 279,286 common units at a price of $9.25 per common unit—the public offering price (not subject to any underwriting discount), such public offering closing that same day. On August 19, 2013, we issued 349,700 general partner units to Capital GP L.L.C, our general partner, in exchange for a capital contribution from our sponsor of 349,700 common units, in order for our general partner to maintain its 2% interest in us. In September 2014, our sponsor converted 358,624 common units into general partner units and delivered such units to our general partner in order for it to maintain its 2% interest in us.

On September 3, 2014, we entered into a purchase agreement for 5,950,610 of our common units held by Capital Maritime at an aggregate price of $60.0 million. The purchase price was funded by the net proceeds we received as a result of a public offering of our common units in September 2014. We subsequently canceled the common units that were repurchased from Capital Maritime.

In December 2014, Capital Maritime purchased 332,040 of our common units in open-market transactions.

Following these transactions, Capital Maritime owned 15,764,181 common units, representing a 14.9% interest in us. As of December 31, 2014, the Marinakis family, including Evangelos M. Marinakis, may be deemed to beneficially own on a fully converted basis a 17.6% and on a non-fully converted basis a 19.9% interest in us through its beneficial ownership of common units through, among others, Capital Maritime.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance.

The Nasdaq Global Select Market requires limited partnerships with listed units to comply with its corporate governance standards. As a foreign private issuer, we are not required to comply with all of the rules that apply to listed U.S. limited partnerships. However, we have generally chosen to comply with most of the Nasdaq Global Select Market’s corporate governance rules as though we were a U.S. limited partnership. Although we are not required to have a majority of independent directors on our board of directors or to establish a compensation committee or a nominating/corporate governance committee, our board of directors has established an audit committee and a conflicts committee comprised solely of independent directors. Accordingly, we do not believe there are any significant differences between our corporate governance practices and those that would typically apply to a U.S. domestic issuer that is a limited partnership under the corporate governance standards of the Nasdaq Global Select Market. Please see “Item 6C: Board Practices” and “Item 10B: Memorandum and Articles of Association” for more detail regarding our corporate governance practices.

PART III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Description

1.1	Certificate of Limited Partnership of Capital Product Partners L.P. (1)

1.2	First Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. (2)

1.3	Amendment to Capital Product Partners Amended and Restated Agreement of Limited Partnership (7)

1.4	Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. dated February 22, 2010 (8)

1.5	Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. dated September 30, 2011 (9)

1.6	Second Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. dated March 19, 2013 (15)

1.7	Third Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. dated May 22, 2012 (16)

1.8	Fourth Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. dated August 25, 2014 (18)

1.9	Certificate of Formation of Capital GP L.L.C. (1)

1.10	Limited Liability Company Agreement of Capital GP L.L.C. (1)

1.11	Certificate of Formation of Capital Product Operating GP L.L.C. (1)

4.1	Revolving $370.0 Million Credit Facility dated March 22, 2007 (1)

4.2	First Supplemental Agreement to Revolving $370.0 million Credit Facility dated September 19, 2007 (3)

4.3	Second Supplemental Agreement to Revolving $370.0 Million Credit Facility dated June 11, 2008 (4)

4.4	Third Supplemental Agreement to Revolving $370.0 Million Credit Facility dated April 7, 2009 (7)

4.5	Fourth Supplemental Agreement to Revolving $370.0 Million Credit Facility dated April 8, 2009 (7)

4.6	Fifth Supplemental Agreement to Revolving $370.0 Million Credit Facility dated October 2, 2009 (7)

4.7	Sixth Supplemental Agreement to Revolving $370.0 Million Credit Facility dated June 30, 2010 (10)

Exhibit No.	Description

4.8	Seventh Supplemental Agreement to Revolving $370.0 Million Credit Facility dated November 30, 2010 (10)

4.9	Eighth Supplemental Agreement to Revolving $370.0 Million Credit Facility dated December 23, 2011 (14)

4.10	Revolving $350.0 Million Credit Facility dated March 19, 2008 (3)

4.11	First Supplemental Agreement to Revolving $350.0 million Credit Facility dated October 2, 2009 (7)

4.12	Second Supplemental Agreement to Revolving $350.0 million Credit Facility dated June 30, 2010 (10)

4.13	Fourth Supplemental Agreement to Revolving $350.0 million Credit Facility dated December 21, 2012 (17)

4.14	Loan Agreement with Emporiki Bank Of Greece S.A. dated June 9, 2011 (14)

4.15	Amended and Restated Loan Agreement with ING Bank N.V., HSH Nordbank AG, National Bank of Greece S.A. and Skandinaviska Enskilda Banken AB (publ) dated December 27, 2013 (19)

4.16	Omnibus Agreement (1)

4.17	Amended and Restated Omnibus Agreement dated September 30, 2011(9)

4.18	Management Agreement with Capital Ship Management (1)

4.19	Amendment 1 to Management Agreement with Capital Ship Management dated September 24, 2007 (3)

4.20	Amendment 2 to Management Agreement with Capital Ship Management dated March 27, 2008 (3)

4.21	Amendment 3 to Management Agreement with Capital Ship Management dated April 30, 2008 (4)

4.22	Amendment 4 to Management Agreement with Capital Ship Management dated April 7, 2009 (7)

4.23	Amendment 5 to Management Agreement with Capital Ship Management dated April 13, 2009 (7)

4.24	Amendment 6 to Management Agreement with Capital Ship Management dated April 30, 2009 (7)

4.25	Amendment 7 to Management Agreement with Capital Ship Management dated March 1, 2010 (10)

4.26	Amendment 8 to Management Agreement with Capital Ship Management dated June 30, 2010 (10)

4.27	Amendment 9 to Management Agreement with Capital Ship Management dated August 13, 2010 (10)

4.28	Amended and Restated Management Agreement with Capital Ship Management dated January 1, 2012 (14)

4.29	Amended and Restated Management Agreement with Capital Ship Management dated May 9, 2013 (19)

4.30	Amended and Restated Management Agreement with Capital Ship Management dated November 30, 2013 (19)

4.31	Amended and Restated Management Agreement with Capital Ship Management dated February 28, 2014

4.32	Amended and Restated Management Agreement with Capital Ship Management dated December 31, 2014

4.33	Floating Rate Management Agreement with Capital Ship Management Corp. dated June 9, 2011 (14)

4.34	Amendment 1 to Floating Rate Management Agreement with Capital Ship Management Corp. dated August 4, 2011 (14)

4.35	Amendment 2 to Floating Rate Management Agreement with Capital Ship Management Corp. dated December 5, 2011 (14)

4.36	Amendment 3 to Floating Rate Management Agreement with Capital Ship Management Corp. dated April 18, 2012 (17)

4.37	Amendment 4 to Floating Rate Management Agreement with Capital Ship Management Corp. dated June 13, 2011 (17)

4.38	Amendment 5 to Floating Rate Management Agreement with Capital Ship Management Corp. dated August 26, 2012 (17)

4.39	Amendment 6 to Floating Rate Management Agreement with Capital Ship Management Corp. dated September 15, 2012 (17)

4.40	Amendment 7 to Floating Rate Management Agreement with Capital Ship Management Corp. dated December 22, 2012 (17)

4.41	Amendment 8 to Floating Rate Management Agreement with Capital Ship Management Corp. dated December 24, 2012 (17)

Exhibit No.	Description

4.42	Amendment 9 to Floating Rate Management Agreement with Capital Ship Management Corp. dated January 22, 2013 (19)

4.43	Amendment 10 to Floating Rate Management Agreement with Capital Ship Management Corp. dated March 20, 2013 (19)

4.44	Amendment 11 to Floating Rate Management Agreement with Capital Ship Management Corp. dated September 11, 2013 (19)

4.45	Amendment 12 to Floating Rate Management Agreement with Capital Ship Management Corp. dated November 28, 2013 (19)

4.46	Amendment 13 to Floating Rate Management Agreement with Capital Ship Management Corp. dated April 1, 2014

4.47	Amendment 14 to Floating Rate Management Agreement with Capital Ship Management Corp. dated May 18, 2014

4.48	Amendment 15 to Floating Rate Management Agreement with Capital Ship Management Corp. dated December 31, 2014

4.49	Administrative Services Agreement with Capital Ship Management (1)

4.50	Amendment 1 to Administrative Services Agreement with Capital Ship Management Corp. dated April 2, 2012 (17)

4.51	Contribution and Conveyance Agreement for Initial Fleet (1)

4.52	Share Purchase Agreement for 2007 and 2008 Vessels (1)

4.53	Share Purchase Agreement for M/T Attikos dated September 24, 2007 (3)

4.54	Share Purchase Agreement for M/T Amore Mio II dated March 27, 2008 (3)

4.55	Share Purchase Agreement for M/T Aristofanis dated April 30, 2008 (4)

4.56	Share Purchase Agreement for M/T Agamemnon II dated April 3, 2009 (7)

4.57	Share Purchase Agreement for M/T Ayrton II dated April 12, 2009 (7)

4.58	Share Purchase Agreement for M/T Atrotos (El Pipila) dated February 22, 2010 (10)

4.59	Share Purchase Agreement for M/T Alkiviadis dated June 30, 2010 (10)

4.60	Share Purchase Agreement for M/T Assos (Insurgentes) dated August 13, 2010 (10)

4.61	Share Purchase Agreement for M/V Cape Agamemnon dated June 9, 2011 (14)

4.62	Share Purchase Agreement for M/V Hyundai Premium dated March 20, 2013 (16)

4.63	Share Purchase Agreement for M/V Hyundai Paramount dated March 27, 2013 (19)

4.64	Share Purchase Agreement for M/V CCNI Angol (ex Hyundai Prestige) dated August 9, 2013 (19)

4.65	Share Purchase Agreement for M/V Hyundai Platinum dated August 9, 2013 (19)

4.66	Share Purchase Agreement for M/V Hyundai Privilege dated August 9, 2013 (19)

4.67	Master Vessel Acquisition Agreement dated July 24, 2014 (20)

4.68	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan dated April 29, 2008 (5)

4.69	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan amended July 22, 2010 (10)

4.70	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan amended August 21, 2014(18)

4.71	Crude Carriers Corp. Equity Incentive Plan dated March 1, 2010 (11)

4.72	Form of Management Agreement between Crude Carriers Corp. and Capital Ship Management Corp. (11)

4.73	Amendment No. 1 to Crude Carriers Management Agreement dated August 5, 2010 (12)

4.74	Amendment No. 2 to Crude Carriers Management Agreement dated August 6, 2010 (12)

4.75	Form of Share Purchase Agreement between Crude Carriers Corp. and Capital Maritime & Trading Corp. for Cooper Consultants Co. (11)

4.76	Form of Share Purchase Agreement between Crude Carriers Corp. and Capital Maritime & Trading Corp. for Alexander the Great Carriers Corp. (11)

4.77	Form of Share Purchase Agreement between Crude Carriers Corp. and Capital Maritime & Trading Corp. for Achilleas Carriers Corp. (11)

4.78	Memorandum of Agreement for acquisition of M/T Amoureux dated April 19, 2010 (12)

4.79	Memorandum of Agreement for acquisition of M/T Aias dated April 19, 2010 (12)

Exhibit No.	Description

4.80	Memorandum of Agreement for acquisition of M/T Aristotelis (ex M/T Aristarchos) dated October 16, 2013 (19)

4.81	Memorandum of Agreement for disposition of M/T Agamemnon II dated October 17, 2013 (19)

4.82	Form Restricted Unit Award of Capital Product Partners L.P. (10)

4.83	Agreement between Capital Product Partners and Capital GP L.L.C. dated January 30, 2009 (6)

4.84	Agreement and Plan of Merger by and among Capital Product Partners L.P., Capital GP L.L.C., Poseidon Project Corp. and Crude Carriers Corp., dated as of May 5, 2011. (13)

4.85	Subscription Agreement dated March 15, 2013 (16)

4.86	Registration Rights Agreement dated March 19, 2013 (16)

4.87	Assignment of Claim Agreement dated June 24, 2013 (19)

4.88	Assignment of Claim Agreement dated June 24, 2013 (19)

4.89	Assignment of Claim Agreement dated June 24, 2013 (19)

4.90	Settlement Notice and Refund Modification dated December 18, 2013 (19)

8.1	List of Subsidiaries of Capital Product Partners L.P.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Financial Officer

13.1	Capital Product Partners L.P. Certification of Petros Christodoulou, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*

13.2	Capital Product Partners L.P. Certification of Petros Christodoulou, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*

15.1	Consent of Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed as an exhibit to Capital Product Partners L.P.’s Registration Statement on Form F-1 (File No. 333-141422), filed with the SEC on March 19, 2007 and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as Appendix A to the Partnership’s Rule 424(b)(4) Prospectus filed with the SEC on March 30, 2007, and hereby incorporated by reference to this Annual Report.
(3)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and filed with the SEC on April 4, 2008.
(4)	Previously filed as an exhibit to the registrant’s Registration Statement on Form F-3 filed with the SEC on August 29, 2008.
(5)	Previously filed as a Current Report on Form 6-K with the SEC on April 30, 2008.
(6)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and filed with the SEC on March 27, 2009.
(7)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and filed with the SEC on February 4, 2010.
(8)	Previously filed as a Current Report on Form 6-K with the SEC on February 24, 2010.
(9)	Previously filed as a Current Report on Form 6-K with the SEC on September 30, 2011.
(10)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and filed with the SEC on February 4, 2011.
(11)	Previously filed as an exhibit to Crude Carriers Corp.’s Registration Statement on Form F-1 (File No. 333-165138), filed with the SEC on March 1, 2010, and incorporated by reference to such Registration Statement.
(12)	Previously filed as an exhibit to Crude Carriers Corp.’s Annual Report on Form 20-F for the year ended December 31, 2010 and filed with the SEC on April 18, 2011.
(13)	Previously filed as a Current Report on Form 6-K with the SEC on May 9, 2011.
(14)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 and filed with the SEC on February 13, 2012.

(15)	Previously furnished as a Current Report on Form 6-K with the SEC on May 23, 2012.
(16)	Previously furnished as a Current Report on Form 6-K with the SEC on March 21, 2013.
(17)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 and filed with the SEC on February 5, 2013.
(18)	Previously furnished as a Current Report on Form 6-K with the SEC on August 26, 2014.
(19)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2013 and filed with the SEC on February 18, 2014.
(20)	Previously furnished as a Current Report on Form 6-K with the SEC on July 29, 2014.
*	Furnished only and not filed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

By:	/s/ Petros Christodoulou
	Name:	Petros Christodoulou
	Title:	Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated: February 25, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of Capital Product Partners L.P., Majuro, Republic of the Marshall Islands.

We have audited the accompanying consolidated balance sheets of Capital Product Partners L.P. (the “Partnership”) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income/ (loss), changes in partners’ capital, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Capital Product Partners L.P. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2015 expressed an unqualified opinion on the Partnership’s internal control over financial reporting.

/s/ Deloitte Hadjipavlou, Sofianos, & Cambanis S.A.

Athens, Greece

February 25, 2015

Capital Product Partners L.P.

Consolidated Balance Sheets

(In thousands of United States Dollars, except number of units)

	As of December 31, 2014	As of December 31, 2013
Assets
Current assets
Cash and cash equivalents	$164,199	$63,972
Trade accounts receivable, net	2,588	4,365
Due from related parties (Note 4)	55	667
Above market acquired charters (Note 6)	—	612
Prepayments and other assets	1,839	1,376
Inventories	3,434	2,740

Total current assets	172,115	73,732

Fixed assets
Advances for vessels under construction – related party (Note 5)	66,641	—
Vessels, net (Note 5)	1,120,070	1,176,819

Total fixed assets	1,186,711	1,176,819

Other non-current assets
Above market acquired charters (Note 6)	115,382	130,770
Deferred charges, net	3,887	5,451
Restricted cash (Notes 2, 7)	15,000	15,000

Total non-current assets	1,320,980	1,328,040

Total assets	$1,493,095	$1,401,772

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt (Note 7)	$5,400	$5,400
Trade accounts payable	5,351	7,519
Due to related parties (Note 4)	17,497	13,686
Accrued liabilities	5,636	5,387
Deferred revenue, current (Note 4)	11,684	6,936

Total current liabilities	45,568	38,928

Long-term liabilities
Long-term debt (Note 7)	572,515	577,915
Deferred revenue	2,451	3,503

Total long-term liabilities	574,966	581,418

Total liabilities	620,534	620,346

Commitments and contingencies (Note 16)
Partners’ capital
General Partner	15,602	12,310
Limited Partners - Common (104,079,960 and 88,440,710 units issued and outstanding at December 31, 2014 and 2013, respectively)	735,547	606,413
Limited Partners - Preferred (14,223,737 and 18,922,221 Class B units issued and outstanding at December 31, 2014 and 2013, respectively)	121,412	162,703

Total partners’ capital	872,561	781,426

Total liabilities and partners’ capital	$1,493,095	$1,401,772

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Comprehensive Income / (Loss)

(In thousands of United States Dollars, except number of units and net income / (loss) per unit)

	For the years ended December 31,
	2014	2013	2012
Revenues	$119,907	$116,520	$84,012
Revenues – related party (Note 4)	72,870	54,974	69,938

Total revenues	192,777	171,494	153,950

Expenses:
Voyage expenses (Note 10)	5,907	5,776	5,114
Voyage expenses – related party (Notes 4, 10)	338	314	554
Vessel operating expenses (Note 10)	48,714	38,284	22,126
Vessel operating expenses – related party (Notes, 4, 10)	13,315	17,039	23,634
General and administrative expenses (Note 4)	6,316	9,477	9,159
Loss / (gain) on sale of vessels to third parties (Note 5)	—	7,073	(1,296)
Depreciation & amortization (Note 5)	57,476	52,208	48,235
Vessels’ impairment charge	—	—	43,178

Operating income	60,711	41,323	3,246

Non operating income:
Gain on sale of claim (Note 15)	—	31,356	—
Gain from bargain purchase (Note 3)	—	42,256	—
Total non operating income	—	73,612	—
Other income / (expense):
Interest expense and finance cost	(19,225)	(15,991)	(26,658)
Gain on interest rate swap agreement (Note 8)	—	4	1,448
Other income	2,526	533	775

Total other expense, net	(16,699)	(15,454)	(24,435)

Partnership’s net income/ (loss)	$44,012	$99,481	$(21,189)

Preferred unit holders’ interest in Partnership’s net income	$14,042	$18,805	$10,809
General Partner’s interest in Partnership’s net income / (loss)	$593	$1,598	$(640)
Common unit holders’ interest in Partnership’s net income/ (loss)	$29,377	$79,078	$(31,358)
Net income / (loss) per: (Note 14)
Common unit basic	$0.31	$1.04	$(0.46)
Weighted-average units outstanding:
Common unit basic	93,353,168	75,645,207	68,256,072
Net income / (loss) per: (Note 14)
Common unit diluted	$0.31	$1.01	$(0.46)
Weighted-average units outstanding:
Common units diluted	93,353,168	97,369,136	68,256,072
Comprehensive income / (loss):
Partnership’s net income / (loss)	44,012	99,481	(21,189)
Other Comprehensive income:
Unrealized gain on derivative instruments (Note 8)	—	462	10,762

Comprehensive income/ (loss)	$44,012	$99,943	$(10,427)

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Changes in Partners’ Capital

(In thousands of United States Dollars)

	General Partner	Limited Partners Common	Limited Partners Preferred	Total	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2012	$11,005	$517,545	$—	$528,550	$(11,224)	$517,326

Distributions declared and paid (distributions per common and preferred unit) (Note 12)	(1,316)	(64,516)	(7,484)	(73,316)	—	(73,316)
Partnership’s net loss	(640)	(31,358)	10,809	(21,189)	—	(21,189)
Issuance of Partnership’s units (Note 12)	—	—	136,419	136,419	—	136,419
Equity compensation expense (Note 13)	—	3,826	—	3,826	—	3,826
Other comprehensive income (Note 8)	—	—	—	—	10,762	10,762

Balance at December 31, 2012	$9,049	$425,497	$139,744	$574,290	$(462)	$573,828

	General Partner	Limited Partners Common	Limited Partners Preferred	Total	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2012	$9,049	$425,497	$139,744	$574,290	$(462)	$573,828

Distributions declared and paid (distributions per common and preferred unit) (Note 12)	(1,397)	(68,759)	(18,085)	(88,241)	—	(88,241)
Partnership’s net income	1,598	79,078	18,805	99,481	—	99,481
Issuance of Partnership’s units (Note 12)	—	119,811	72,557	192,368	—	192,368
Equity compensation expense (Note 13)	—	3,528	—	3,528	—	3,528
Other comprehensive income (Note 8)	—	—	—	—	462	462
Conversion of Partnership’s units (Notes 1, 12)	3,060	47,258	(50,318)	—	—	—

Balance at December 31, 2013 (revised) (Note 1)	$12,310	$606,413	$162,703	$781,426	$—	$781,426

	General Partner	Limited Partners Common	Limited Partners Preferred	Total	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2013	$12,310	$606,413	$162,703	$781,426	$—	$781,426

Distributions declared and paid (distributions per common and preferred unit) (Note 12)	(1,725)	(86,027)	(15,046)	(102,798)	—	(102,798)
Partnership’s net income	593	29,377	14,042	44,012	—	44,012
Issuance of Partnership’s units (Note 12)	—	173,504	—	173,504	—	173,504
Repurchase from CMTC and cancellation of Partnership’s units (Note 12)	—	(60,000)	—	(60,000)	—	(60,000)
Excess between the fair value of the contracted vessels and the contractual cash consideration (Note 5)	728	35,689	—	36,417	—	36,417
Conversion of Partnership’s units (Note 12)	3,696	36,591	(40,287)	—	—	—

Balance at December 31, 2014	$15,602	$735,547	$121,412	$872,561	$—	$872,561

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Cash flows

(In thousands of United States Dollars)

	For the years ended December 31
	2014	2013	2012
Cash flows from operating activities:
Net income / (loss)	$44,012	$99,481	$(21,189)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Vessel depreciation and amortization (Note 5)	57,476	52,208	48,235
Vessels’ impairment	—	—	43,178
Gain from bargain purchase (Note 3)	—	(42,256)	—
Amortization of deferred charges	809	405	480
Amortization of above market acquired charters (Note 6)	16,000	13,594	7,904
Equity compensation expense (Note 13)	—	3,528	3,826
Gain on interest rate swap agreements (Note 8)	—	(4)	(1,448)
Loss / (gain) on sale of vessels to third parties (Note 5)	—	7,073	(1,296)
Accrual on gain on sale of claim (Note 15)	—	644	—
Changes in operating assets and liabilities:
Trade accounts receivable	1,777	(1,171)	221
Due from related parties	612	(667)	—
Prepayments and other assets	(463)	(117)	237
Inventories	(694)	(407)	1,677
Trade accounts payable	(1,570)	2,066	(5,594)
Due to related parties	3,811	(3,761)	7,009
Accrued liabilities	178	1,573	480
Deferred revenue	3,919	(1,852)	1,078
Drydocking costs	(590)	(761)	—

Net cash provided by operating activities	125,277	129,576	84,798

Cash flows from investing activities:
Vessel acquisitions and improvements (Notes 3, 5)	(103)	(363,038)	(1,614)
Advances for vessels under construction – related party (Note 5)	(30,224)	—	—
Increase in restricted cash	—	(4,500)	(3,750)
Proceeds from sale of vessels (Notes 5)	—	32,192	21,299

Net cash (used in) / provided by investing activities	(30,327)	(335,346)	15,935

Cash flows from financing activities:
Proceeds from issuance of Partnership units (Notes 3, 12)	173,932	195,771	140,000
Expenses paid for issuance of Partnership units	(416)	(3,410)	(1,673)
Repurchase from CMTC and cancellation of Partnership’s units (Note 12)	(60,000)	—	—
Proceeds from issuance of long-term debt (Note 7)	—	129,000	—
Payments of long-term debt (Note 7)	(5,400)	(4,050)	(175,215)
Loan issuance costs	(41)	(2,879)	(348)
Dividends paid	(102,798)	(88,241)	(73,316)

Net cash provided by / (used in) financing activities	5,277	226,191	(110,552)

Net increase / (decrease) in cash and cash equivalents	100,227	20,421	(9,819)

Cash and cash equivalents at beginning of period	63,972	43,551	53,370

Cash and cash equivalents at end of period	164,199	63,972	43,551

Supplemental Cash Flow Information
Cash paid for interest	$16,564	$14,845	$25,864
Non-Cash Investing and Financing Activities
Excess between the fair value of the contracted vessels and the contractual cash consideration (Note 5)	$36,417	$—	$—
Capital expenditures included in liabilities	$183	$103	$134
Offering expenses included in liabilities	$12	$(7)	$1,908
Capitalized dry docking and deferred costs included in liabilities	$—	$628	$—
Fair value of vessels purchased, M/V Archimidis and M/V Agamemnon (Note 3)	$—	$—	$133,000
Fair value of vessels sold, M/T Alexander the Great and M/T Achilleas, reduced by the net cash consideration received (Note 3)	$—	$—	$(137,500)
Acquisition of above market time charter (Notes 3, 6)	$—	$97,256	$4,500

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars, except number of units)

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

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	DWT	Date acquired by the Partnership	Date acquired by CMTC
Capital Product Operating GP LLC	01/16/2007	—	—	—	—
Crude Carriers Corp. (6)	10/29/2009	—	—	09/30/2011	—
Crude Carriers Operating Corp. (6)	01/21/2010	—	—	09/30/2011	—
Shipping Rider Co.	09/16/2003	M/T Atlantas (M/T British Ensign) (1)	36,760	04/04/2007	04/26/2006
Canvey Shipmanagement Co.	03/18/2004	M/T Assos (M/T Insurgentes) (1),(4)	47,872	08/16/2010 04/04/2007	05/17/2006
Centurion Navigation Limited	08/27/2003	M/T Aktoras (M/T British Envoy) (1)	36,759	04/04/2007	07/12/2006
Polarwind Maritime S.A.	10/10/2003	M/T Agisilaos (1)	36,760	04/04/2007	08/16/2006
Carnation Shipping Company	11/10/2003	M/T Arionas (1)	36,725	04/04/2007	11/02/2006
Apollonas Shipping Company	02/10/2004	M/T Avax (1)	47,834	04/04/2007	01/12/2007
Tempest Maritime Inc.	09/12/2003	M/T Aiolos (M/T British Emissary) (1)	36,725	04/04/2007	03/02/2007
Iraklitos Shipping Company	02/10/2004	M/T Axios (1)	47,872	04/04/2007	02/28/2007
Epicurus Shipping Company	02/11/2004	M/T Atrotos (M/T El Pipila) (2),(5)	47,786	03/01/2010 05/08/2007	05/08/2007
Laredo Maritime Inc.	02/03/2004	M/T Akeraios (2)	47,781	07/13/2007	07/13/2007
Lorenzo Shipmanagement Inc.	05/26/2004	M/T Apostolos (2)	47,782	09/20/2007	09/20/2007
Splendor Shipholding S.A.	07/08/2004	M/T Anemos I (2)	47,782	09/28/2007	09/28/2007
Ross Shipmanagement Co.	12/29/2003	M/T Attikos (3),(7)	12,000	09/24/2007	01/20/2005
Sorrel Shipmanagement Inc.	02/07/2006	M/T Alexandros II (M/T Overseas Serifos) (2)	51,258	01/29/2008	01/29/2008
Baymont Enterprises Incorporated	05/29/2007	M/T Amore Mio II (3)	159,982	03/27/2008	07/31/2007
Forbes Maritime Co.	02/03/2004	M/T Aristofanis (3),(8)	12,000	04/30/2008	06/02/2005
Wind Dancer Shipping Inc.	02/07/2006	M/T Aristotelis II (M/T Overseas Sifnos) (2)	51,226	06/17/2008	06/17/2008
Belerion Maritime Co.	01/24/2006	M/T Aris II (M/T Overseas Kimolos) (2)	51,218	08/20/2008	08/20/2008
Mango Finance Corp.	07/14/2006	M/T Agamemnon II (3), (4),(10)	51,238	04/07/2009	11/24/2008
Navarro International S.A.	07/14/2006	M/T Ayrton II (3), (5)	51,238	04/13/2009	04/10/2009
Adrian Shipholding Inc.	06/22/2004	M/T Alkiviadis (3)	36,721	06/30/2010	03/29/2006
Patroklos Marine Corp.	06/17/2008	M/V Cape Agamemnon	179,221	06/09/2011	01/25/2011
Cooper Consultants Co. renamed to Miltiadis M II Carriers Corp.	04/06/2006	M/T Miltiadis M II (6)	162,000	09/30/2011	04/26/2006

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars, except number of units)

1. Basis of Presentation and General Information – Continued

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	DWT	Date acquired by the Partnership	Date acquired by CMTC
Alexander the Great Carriers Corp.	01/26/2010	M/T Alexander the Great (6),(9)	297,958	09/30/2011	03/26/2010
Achilleas Carriers Corp.	01/26/2010	M/T Achilleas (6),(9)	297,863	09/30/2011	06/25/2010
Amoureux Carriers Corp.	04/14/2010	M/T Amoureux (6)	149,993	09/30/2011	—
Aias Carriers Corp.	04/14/2010	M/T Aias (6)	150,393	09/30/2011	—
Agamemnon Container Carrier Corp.	04/19/2012	M/V Agamemnon (9)	103,773	12/22/2012	06/28/2012
Archimidis Container Carrier Corp.	04/19/2012	M/V Archimidis (9)	103,773	12/22/2012	06/22/2012
Aenaos Product Carrier S.A.	10/16/2013	M/T Aristotelis	51,604	11/28/2013	—
Anax Container Carrier S.A	04/08/2011	M/V Hyundai Prestige	63,010	09/11/2013	02/19/2013
Hercules Container Carrier S.A.	04/08/2011	M/V Hyundai Premium	63,010	03/20/2013	03/11/2013
Iason Container Carrier S.A	04/08/2011	M/V Hyundai Paramount	63,010	03/27/2013	03/27/2013
Thiseas Container Carrier S.A.	04/08/2011	M/V Hyundai Privilege	63,010	09/11/2013	05/31/2013
Cronus Container Carrier S.A.	07/19/2011	M/V Hyundai Platinum	63,010	09/11/2013	06/14/2013
Miltiadis M II Corp.	08/28/2012	—	—	—	—

(1)	Initial Vessels acquired from Capital Maritime & Trading Corp. (“CMTC”) upon consummation of the Partnership’s Initial Public Offering (“IPO”) which was completed on April 3, 2007.
(2)	Committed Vessels (the Partnership committed to acquire these vessels from CMTC upon consummation of the IPO).
(3)	Non-Contracted Vessels (vessels acquired from CMTC that were neither initial nor committed vessels).
(4)	Was acquired on April 4, 2007, on April 7, 2009 was exchanged with the M/T Agamemnon II and was reacquired on August 16, 2010.
(5)	Was acquired on May 8, 2007, on April 13, 2009 was exchanged with the M/T Ayrton II and was reacquired on March 1, 2010.
(6)	Were acquired upon the completion of the business acquisition of Crude Carriers Corp. (“Crude”).
(7)	Was sold on February 14, 2012.
(8)	Was sold on April 4, 2012.
(9)	On December 22, 2012 the M/T Alexander the Great and the M/T Achilleas were exchanged with the M/V Archimidis and the M/V Agamemnon respectively.
(10)	Was sold on November 5, 2013.

Immaterial reclassification to correct prior period presentation: As noted in Note 12, during the year ended December 31, 2013, various holders of the class B units converted 5,733,333 class B units into common units valued at $50,318. Furthermore on August 23, 2013 the Partnership converted 349,700 common units into general partner units valued at $3,060. In the current period, a prior period error was identified, as the Partnership did not reflect the value of these conversions in its consolidated statements of changes in partners’ capital for the year ended December 31, 2013 and its consolidated balance sheet as at December 31, 2013. Total partners’ capital remained unchanged as the reclassification impacted only the Partnership’s Limited Partners – Common, the Partnership’s Limited Partners – Preferred and General Partner, and no other financial statement line items were impacted by these reclassifications. This includes net income per common unit (basic and diluted), as the converted class B units were appropriately included in the net income per unit calculation. The Partnership has quantitatively and qualitatively evaluated the materiality of the omission and has determined that it was immaterial to the annual financial statements for the year ended December 31, 2013. Accordingly, the reclassifications were recorded retrospectively by revising the 2013 comparatives in the Partnership’s consolidated balance sheet and its consolidated statements of changes in partners’ capital as at and for the year ended December 31, 2013, which resulted in an increase of $47,258 and $3,060 to the Partnership’s Limited Partners—Common and General Partner respectively and a decrease of $50,318 to the company’s Limited Partners—Preferred.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies

(a)	Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and include the accounts of the legal entities comprising the Partnership as discussed in Note 1. Intra-group balances and transactions have been eliminated upon consolidation. Balances and transactions with CMTC and its affiliates have not been eliminated, but are presented as balances and transactions with related parties.

(b)	Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

(c)	Other Comprehensive Income: The Partnership separately records certain transactions directly as components of partners’ capital. For the year ended December 31, 2014 there was no other comprehensive income. For the year ended December 31, 2013 other comprehensive income was comprised of changes in fair value of interest rate swaps that qualified as cash flow hedge and the amortization of the accumulated other comprehensive loss attributable to interest rate swaps that did not qualify as cash flow hedge (Note 8).

(d)	Accounting for Revenue, Voyage and Operating Expenses: The Partnership generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered on time charters, bareboat charters or voyage charters. A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable monthly in advance. Some of the Partnership’s time charters also include profit sharing provisions, under which the Partnership can realize additional revenues in the event that spot rates are higher than the base rates in these time charters. A bareboat charter is a contract in which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, which is generally payable monthly in advance, and the charterer generally assumes all risk and costs of operation during the bareboat charter period. A voyage is deemed to commence upon the later of the completion of discharge of the vessel’s previous cargo or upon vessel arrival to the agreed upon port, based on the terms of a voyage contract that is not cancelable and voyage is deemed to end upon the completion of discharge of the delivered cargo. Revenues under voyage charter agreements are recognized when a voyage agreement exists, the price is fixed, service is provided and the collection of the related revenue is reasonably assured.

Revenues are recorded over the term of the charter as service is provided and recognized on a pro-rata basis over the duration of the voyage.

Time, bareboat and voyage charter revenues are recognized when a charter agreement exists, charter rate is fixed and determinable, the vessel is made available to the lessee, and collection of the related revenue is reasonably assured. Revenues are recognized ratably on a straight line basis over the period of the respective charter. Revenues from profit sharing arrangements in time charters represent a portion of time charter equivalent (voyage income less direct expenses, divided by operating days), that exceeds the agreed base rate and are recognized in the period earned. Deferred revenue represents cash received in advance of being earned. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the rest as long term liability.

Vessel voyage expenses are direct expenses to voyage revenues and primarily consist of commissions, port expenses, canal dues and bunkers. Commissions are expensed over the related charter period and all the other voyage expenses are expensed as incurred. In general under time and bareboat charter agreements, all voyages expenses, except commissions are assumed by the charterer. For voyage charters all voyage expenses are paid by the Partnership.

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

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

(e)	Foreign Currency Transactions: The functional currency of the Partnership is the U.S. Dollar because the Partnership’s vessels operate in international shipping markets that utilize the U.S. Dollar as the functional currency. The accounting records of the Partnership are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. Dollar, are translated into the functional currency using the exchange rate at those dates. Gains or losses resulting from foreign currency transactions are included in interest and other income in the accompanying consolidated statements of comprehensive income / (loss).

(f)	Cash and Cash Equivalents: The Partnership considers highly-liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(g)	Restricted cash: For the Partnership to comply with debt covenants under its credit facilities, it must maintain minimum cash deposits. Such deposits are considered by the Partnership to be restricted cash. As of December 31, 2014 and 2013, restricted cash amounted to $15,000 for each year and is presented under other non-current assets.

(h)	Trade Accounts Receivable, Net: The amount shown as trade accounts receivable primarily consists of earned revenue that has not been billed yet or that it has been billed but not yet collected. At each balance sheet date all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate write off. As of December 31, 2014 and 2013 the respective write off amounted to $70 and $84, respectively.

(i)	Inventories: Inventories consist of consumable bunkers, lubricants, spares and stores and are stated at the lower of cost or market value. The cost is determined by the first-in, first-out method.

(j)	Fixed Assets: Fixed assets consist of vessels which are stated at cost, less accumulated depreciation. Vessel cost consists of the contract price for the vessel and any material expenses incurred upon their construction (improvements and delivery expenses, on-site supervision costs incurred during the construction periods, as well as capitalized interest expense during the construction period). Vessels acquired through acquisition of businesses are recorded at their acquisition date fair values. The cost of each of the Partnership’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessels’ remaining economic useful life, after considering the estimated residual value. Management estimates the scrap value of the Partnership’s vessels to be $0.2 per light weight ton (LWT) and useful life to be 25 years.

(k)	Impairment of Long-lived Assets: An impairment loss on long-lived assets is recognized when indicators of impairment are present and the carrying amount of the long-lived asset is greater than its fair value and not believed to be recoverable. In determining future benefits derived from use of long-lived assets, the Partnership performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets on a vessel by vessel basis. If the carrying value of the related asset exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates and vessel operating costs are included in this analysis.

In recent years market conditions as compared to previous years have changed significantly as a result of the global credit crisis and resulting slowdown in world trade. Charter rates decreased and values of assets were affected. The Partnership considered these market developments as indicators of potential impairment of the carrying amount of its vessels. The Partnership has performed an undiscounted cash flow test based on US GAAP as of December 31, 2014 and 2013, determining undiscounted projected net operating cash flows for the vessels and comparing them to the vessels’ carrying values. In developing estimates of future cash flows, the Partnership made assumptions about future charter rates, utilization rates, vessel operating expenses, future dry docking costs and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations that are in line with the Partnership’s historical performance and expectations for the vessels’ utilization under the current deployment strategy. Based on these assumptions, the Partnership determined that the undiscounted cash flows supported the vessels’ carrying amounts as of December 31, 2014 and 2013.

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

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

(m)	Deferred charges, net: are comprised mainly of:

•	fees paid to lenders for obtaining new loans or refinancing existing loans and are capitalized as deferred finance charges and amortized to “interest expense and finance cost” over the term of the respective loan using the effective interest rate method; and

•	dry docking costs. The Partnership’s vessels are required to be dry docked every thirty to sixty months for major repairs and maintenance that cannot be performed while the vessels are under operation. For the vessels that were operated under the floating fee management agreement and Crude’s management agreement (Note 4), the Partnership has adopted the deferral method of accounting for dry docking activities whereby costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry docking activity.

(n)	Pension and Retirement Benefit Obligations: The vessel-owning companies included in the consolidated financial statements employ the crew on board under short-term contracts (usually up to seven months) and accordingly, they are not liable for any pension or post retirement benefits.

(o)	Concentration of Credit Risk: Financial instruments which potentially subject the Partnership to significant concentrations of credit risk consist principally of cash and cash equivalents, interest rate swaps, and trade accounts receivable. The Partnership places its cash and cash equivalents, consisting mostly of deposits, and enters into interest rate swap agreements with creditworthy financial institutions rated by qualified rating agencies. A limited number of financial institutions hold the Partnership’s cash. Most of the Partnership’s revenues were derived from a few charterers. For the year ended December 31, 2014 CMTC, Hyundai Merchant Marine Co Ltd (“HMM”) and A.P. Moller-Maersk A.S. (“Maersk”) accounted for 38%, 24% and 12% of the Partnership’s total revenue, respectively. For the year ended December 31, 2013, CMTC, British Petroleum Shipping Limited (“BP”), Maersk and HMM accounted for 32%, 17%, 14% and 13% of the Partnership’s total revenue, respectively. For the year ended December 31, 2012, CMTC and BP accounted for 45% and 23% of the Partnership’s total revenue, respectively. The Partnership does not obtain rights of collateral from its charterers to reduce its credit risk.

(p)	Fair Value of Financial Instruments: The Partnership adopted the accounting guidance for Fair Value Measurements for financial assets and liabilities and any other assets and liabilities carried at fair value. This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The carrying value of trade receivables, due from related parties, due to related parties, trade accounts payable and accrued liabilities approximates their fair value. The fair values of long-term variable rate bank loans approximate the recorded values, due to their variable interest being the LIBOR and due to the fact the lenders have the ability to pass on their funding cost to the Partnership under certain circumstances, which reflects their current assessed risk. We believe the terms of our loans are similar to those that could be procured as of December 31, 2014. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy (Note 8). When the Partnership enters into interest swaps agreements the respective interest rate swaps are recorded at fair value on the consolidated balance sheet.

(q)	Interest Rate Swap Agreements: The Partnership designates its derivatives based upon the intended use, and recognizes all derivatives as either assets or liabilities in the consolidated balance sheet and measures those instruments at fair value. Changes in the fair value of each derivative instrument are recorded depending on the intended use of the derivative and the resulting designation. For a derivative that does not qualify as a hedge, changes in fair value are recognized within the consolidated statements of comprehensive income / (loss). For derivatives that qualify as cash flow hedges, the changes in fair value of the effective portion are recognized at the end of each reporting period in “other comprehensive income / (loss)”, until the hedged item is recognized in the consolidated statements of comprehensive income / (loss). The ineffective portion of a derivative’s change in fair value is immediately recognized in the consolidated statements of comprehensive income / (loss).

(r)	Net Income / (Loss) Per Limited Partner Unit: Basic net income / loss per limited partner unit is calculated by dividing Partnership’s net income / loss less net income allocable to preferred unit holders, general partner’s interest in net income (including incentive distribution rights) and net income allocable to unvested units, by the weighted-average number of common units outstanding during the period (Note 14). Diluted net income per limited partner unit reflects the potential dilution that could occur if securities or other contracts to issue limited partner units were exercised.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

(s)	Income Taxes: The Partnership is not subject to the payment of any income tax on its income. Instead, a tax is levied based on the tonnage of the vessels, which is included in vessel operating expenses (Note 11).

(t)	Segment Reporting: The Partnership reports financial information and evaluates its operations by charter revenues and not by the length, type of vessel or type of ship employment for its customers, i.e. time or bareboat charters. The Partnership does not use discrete financial information to evaluate the operating results for each such type of charter or vessel. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Partnership has determined that it operates as one reportable segment. Furthermore, when the Partnership charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

(u)	Omnibus Incentive Compensation Plan: Equity compensation expense represents vested and unvested units granted to employees and to non-employee directors, for their services as directors, as well as to non-employees and are included in general and administrative expenses in the consolidated statements of comprehensive income / (loss). These units are measured at their fair value equal to the market value of the Partnership’s common units on the grant date. The units that contain a time-based service vesting condition are considered unvested units on the grant date and a total fair value of such units is recognized on a straight-line basis over the requisite service period. In addition, unvested awards granted to non-employees are measured at their then-current fair value as of the financial reporting dates (Note 13).

(v)	Recent Accounting Pronouncements: On May 28, 2014, the Financial Accounting Standards Board (“FASB” issued Accounting Standard Update (“ASU”) No 2014-09, Revenue From Contracts With Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is not permitted. The Company has not yet evaluated the impact, if any, of the adoption of this new standard.

3. Acquisitions

a. Anax Container Carrier S.A. (M/V Hyundai Prestige)

On September 11, 2013, the Partnership acquired the shares of Anax Container Carrier S.A., the vessel owning company of the M/V Hyundai Prestige (“Anax”) from CMTC for a total consideration of $65,000 following the unanimous recommendation of the conflicts committee and the unanimous approval of the board of directors. The vessel at the time of her acquisition by the Partnership was fixed on a twelve year time charter, with HMM. The time charter commenced in February 2013 and the earliest expiration date under the charter is in December 2024.

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

The total purchase consideration of $65,000 was funded using a portion of the $75,000 that the Partnership had drawn down under its new loan facility (Note 7), part of the net proceeds from the issuance of 13,685,000 Partnership’s Common Units in August 2013 (Note 12) and part of the Partnership’s available cash.

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

The fair value allocated to each class of identifiable assets of Anax and the gain from bargain purchase recorded as non operating income in the Partnership’s consolidated statements of comprehensive income / (loss) for the year ended December 31, 2013 was calculated as follows:

As of September 11, 2013
Vessel	$54,000
Above market acquired time charter	$19,094
Identifiable assets	$73,094
Purchase price	$(65,000)

Gain from bargain purchase	$8,094

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

•	Pro Forma Financial Information

The supplemental pro forma financial information was prepared using the acquisition method of accounting and is based on the following:

•	The Partnership’s actual results of operations for the year ended December 31, 2013, and

•	Pro forma results of operations of Anax for the period from its vessel’s delivery from the shipyard on February 19, 2013 (vessel inception) to September 11, 2013 as if Hyundai Prestige was operating under post acquisition revenue and cost structure.

The combined results do not purport to be indicative of the results of the operations which would have resulted had the acquisition been effected at the beginning of the applicable period noted above, or the future results of operations of the combined entity.

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

The total purchase consideration of $65,000 was funded using a portion of the $75,000 that the Partnership had drawn down under its new loan facility (Note 7), part of the net proceeds from the issuance of 13,685,000 Partnership’s Common Units in August 2013 (Note 12) and part of the Partnership’s available cash.

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

The fair value allocated to each class of identifiable assets of Thiseas and the gain from bargain purchase recorded as non operating income in the Partnership’s consolidated statements of comprehensive income / (loss) for the year ended December 31, 2013 was calculated as follows:

As of September 11, 2013
Vessel	$54,000
Above market acquired time charter	$19,329
Identifiable assets	$73,329
Purchase price	$(65,000)

Gain from bargain purchase	$8,329

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

•	Pro Forma Financial Information

The supplemental pro forma financial information was prepared using the acquisition method of accounting and is based on the following:

•	The Partnership’s actual results of operations for the year ended December 31, 2013, and

•	Pro forma results of operations of Thiseas for the period from its vessel’s delivery from the shipyard on May 31, 2013 (vessel inception) to September 11, 2013 as if Hyundai Privilege was operating under post acquisition revenue and cost structure.

The combined results do not purport to be indicative of the results of the operations which would have resulted had the acquisition been effected at the beginning of the applicable period noted above, or the future results of operations of the combined entity.

The following table summarizes total net revenues; net income and net income per common unit of the combined entity had the acquisition of Hyundai Privilege occurred on May 31, 2013 (vessel inception):

For the year ended December 31, 2013
Total revenues	$174,045
Partnership’s net income	$100,144
Preferred unit holders’ interest in Partnership’s net income	$18,805
General Partner’s interest in Partnership’s net income	$1,611
Common unit holders’ interest in Partnership’s net income	$79,728
Net income per common unit basic	$1.04
Net income per common unit diluted	$1.01

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

The total purchase consideration of $65,000 was funded using a portion of the $75,000 that the Partnership had drawn down under its new loan facility (Note 7), part of the net proceeds from the issuance of 13,685,000 Partnership’s Common Units in August 2013 (Note 12) and part of the Partnership’s available cash.

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

The fair value allocated to each class of identifiable assets of Cronus and the gain from bargain purchase recorded as non operating income in the Partnership’s consolidated statements of comprehensive income / (loss) for the year ended December 31, 2013 was calculated as follows:

As of September 11, 2013
Vessel	$54,000
Above market acquired time charter	$19,358
Identifiable assets	$73,358
Purchase price	$(65,000)

Gain from bargain purchase	$8,358

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

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Acquisitions – Continued

c. Cronus Container Carrier S.A. (M/V Hyundai Platinum) – Continued

•	Pro Forma Financial Information

The supplemental pro forma financial information was prepared using the acquisition method of accounting and is based on the following:

•	The Partnership’s actual results of operations for the year ended December 31, 2013, and

•	Pro forma results of operations of Cronus for the period from its vessel’s delivery from the shipyard on June 14, 2013 (vessel inception) to September 11, 2013 as if Hyundai Platinum was operating under post acquisition revenue and cost structure.

The combined results do not purport to be indicative of the results of the operations which would have resulted had the acquisition been effected at the beginning of the applicable period noted above, or the future results of operations of the combined entity.

The following table summarizes total net revenues; net income and net income per common unit of the combined entity had the acquisition of Hyundai Platinum occurred on June 14, 2013 (vessel inception):

For the year ended December 31, 2013
Total revenues	$173,699
Partnership’s net income	$100,031
Preferred unit holders’ interest in Partnership’s net income	$18,805
General Partner’s interest in Partnership’s net income	$1,609
Common unit holders’ interest in Partnership’s net income	$79,617
Net income per common unit basic	$1.04
Net income per common unit diluted	$1.01

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

The total purchase consideration of $65,000 was funded by $27,000 through a draw-down from the Partnership’s $350,000 credit facility (Note 7), by $36,279 representing part of the net proceeds from the issuance of 9,100,000 Partnership’s Class B Convertible Preferred Units in March 2013 (Note 12) and by $1,721 from the Partnership’s available cash.

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

The fair value allocated to each class of identifiable assets of Hercules and the gain from bargain purchase recorded as non operating income in the Partnership’s consolidated statements of comprehensive income / (loss) for the year ended December 31, 2013 was calculated as follows:

As of March 20, 2013
Vessel	$54,000
Above market acquired time charter	$19,707
Identifiable assets	$73,707
Purchase price	$(65,000)

Gain from bargain purchase	$8,707

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

•	Pro Forma Financial Information

The supplemental pro forma financial information was prepared using the acquisition method of accounting and is based on the following:

•	The Partnership’s actual results of operations for the year ended December 31, 2013, and

•	Pro forma results of operations of Hercules for the period from its vessel’s delivery from the shipyard on March 11, 2013 (vessel inception) to March 20, 2013 as if Hyundai Premium was operating under post acquisition revenue and cost structure.

The combined results do not purport to be indicative of the results of the operations which would have resulted had the acquisition been effected at the beginning of the applicable period noted above, or the future results of operations of the combined entity.

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

The following table summarizes total net revenues; net income and net income per common unit of the combined entity had the acquisition of Hyundai Premium occurred on March 11, 2013 (vessel inception):

For the year ended December 31, 2013
Total revenues	$171,717
Partnership’s net income	$99,571
Preferred unit holders’ interest in Partnership’s net income	$18,805
General Partner’s interest in Partnership’s net income	$1,600
Common unit holders’ interest in Partnership’s net income	$79,166
Net income per common unit basic	$1.04
Net income per common unit diluted	$1.01

e. Iason Container Carrier S.A. (M/V Hyundai Paramount)

On March 27, 2013, the M/V Hyundai Paramount (“Iason”) was delivered to CMTC from a shipyard and on the same date the Partnership acquired the shares of Iason Container Carrier S.A., the vessel owning company of M/V Hyundai Paramount from CMTC for a total consideration of $65,000 following the unanimous recommendation of the conflicts committee and the unanimous approval of the board of directors. At the time of her acquisition by the Partnership the vessel was fixed on a twelve year time charter, with HMM. The time charter commenced in April 2013 and the earliest expiration date under the charter is in February 2025.

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

The total purchase consideration of $65,000 was funded by $27,000 through a draw-down from the Partnership’s $350,000 credit facility (Note 7), by $36,278 representing part of the net proceeds from the issuance of Partnership’s Class B Convertible Preferred Units in March 2013 (Note 12) and by $1,722 from the Partnership’s available cash.

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

•	Purchase price allocation – Continued

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

a) $68,875 representing the fair value of Achilleas, and

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

•	Pro Forma Financial Information

The supplemental pro forma financial information was prepared using the acquisition method of accounting and is based on the following:

•	The Partnership’s actual results of operations for the year ended December 31, 2012 excluding non recurring transactions such as Achilleas impairment charge of $21,614 as well as the actual results of operations of Achilleas for the period from January 1, 2012 to December 21, 2012 and actual acquisition related costs the Partnership incurred in connection with the acquisition of Agamemnon;

•	The Partnership’s actual results of operations for the year ended December 31, 2011 adjusted for non recurring transactions such as Achilleas impairment charge of $21,614 and actual acquisition related costs the Partnership incurred in connection with the acquisition of Agamemnon. Achilleas actual results of operations for the period from October 1, 2011 to December 31, 2011 have been excluded from the Partnership’s actual results of operations as the vessel owning company of Achilleas was a fully owned subsidiary of Crude which was merged with the Partnership on September 30, 2011; and

•	Pro forma results of operations of Agamemnon for the period from January 1, 2012 to December 21, 2012 and for the year ended December 31, 2011 as if Agamemnon was operating under post acquisition revenue and cost structure.

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

	For the year ended December 31,
	2012	2011
Total revenues	$154,227	$137,065
Partnership’s net income	$2,210	$72,508
Preferred unit holders’ interest in Partnership’s net income	$10,809	$—
General Partner’s interest in Partnership’s net (loss) / income	$(172)	$1,450
Common unit holders’ interest in Partnership’s net (loss) / income	$(8,427)	$71,058
Net (loss) / income per common unit (basic and diluted)	$(0.12)	$1.51

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

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Acquisitions – Continued

g. Archimidis Container Carrier Corp. (M/V Archimidis) – Continued

•	Pro Forma Financial Information

The supplemental pro forma financial information was prepared using the acquisition method of accounting and is based on the following:

•	The Partnership’s actual results of operations for the year ended December 31, 2012 excluding non recurring transactions such as Alexander the Great impairment charge of $21,564 as well as the actual results of operations of Alexander the Great for the period from January 1, 2012 to December 21, 2012 and actual acquisition related costs the Partnership incurred in connection with the acquisition of Archimidis;

•	The Partnership’s actual results of operations for the year ended December 31, 2011 adjusted for non recurring transactions such as Alexander the Great impairment charge of $21,564 and actual acquisition related costs the Partnership incurred in connection with the acquisition of Archimidis. Alexander the Great actual results of operations for the period from October 1, 2011 to December 31, 2011 have been excluded from the Partnership’s actual results of operations as the vessel owning company of Alexander the Great was a fully owned subsidiary of Crude which was merged with the Partnership on September 30, 2011; and

•	Pro forma results of operations of Archimidis for the period from January 1, 2012 to December 21, 2012 and for the year ended December 31, 2011, as if Archimidis was operating under post acquisition revenue and cost structure.

The combined results do not purport to be indicative of the results of the operations which would have resulted had the acquisition been effected at the beginning of the applicable period noted above, or the future results of operations of the combined entity.

The following table summarizes total net revenues; net (loss) / income and net (loss) / income per common unit of the combined entity had the acquisitions of Archimidis occurred on January 1, 2011:

	For the year ended December 31,
	2012	2011
Total revenues	$155,011	$139,890
Partnership’s net income	$2,746	$72,813
Preferred unit holders’ interest in Partnership’s net income	$10,809	$—
General Partner’s interest in Partnership’s net (loss) / income	$(161)	$1,456
Common unit holders’ interest in Partnership’s net (loss)/income	$(7,902)	$71,357
Net (loss)/income per common unit (basic and diluted)	$(0.12)	$1.51

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with Related Parties

The Partnership and its subsidiaries have related party transactions with the Manager, arising from certain terms of the following three different types of management agreements.

1.	Fixed fee management agreement: At the time of the completion of the IPO, the Partnership entered into an agreement with its Manager, according to which the Manager provides the Partnership with certain commercial and technical management services for a fixed daily fee per managed vessel which covers the commercial and technical management services, the respective vessels’ operating costs such as crewing, repairs and maintenance, insurance, stores, spares, and lubricants as well as the cost of the first special survey or next scheduled dry-docking, of each vessel. In addition to the fixed daily fees payable under the management agreement, the Manager is entitled to supplementary compensation for additional fees and costs (as defined in the agreement) of any direct and indirect additional expenses it reasonably incurs in providing these services, which may vary from time to time. The Partnership also pays a fixed daily fee per bareboat chartered vessel in its fleet, mainly to cover compliance and commercial costs, which include those costs incurred by the Manager to remain in compliance with the oil majors’ requirements, including vetting requirements;

2.	Floating fee management agreement: On June 9, 2011, the Partnership entered into an agreement with its Manager based on actual expenses per managed vessel with an initial term of five years. Under the terms of this agreement, the Partnership compensates its Manager for expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry-docking are borne by the Partnership and not by the Manager. The Partnership also pays its Manager a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index; and

3.	Crude management agreement: On September 30, 2011, the Partnership completed the acquisition of Crude. The five crude tanker vessels, which the Partnership acquired at the time of the completion of the merger with Crude, continue to be managed under a management agreement entered into in March 2010 with the Manager, whose initial term expires on December 31, 2020. Under the terms of this agreement the Partnership compensates the Manager for all of its expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating and administrative costs. The Partnership also pays its Manager the following fees:

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

The Manager has the right to terminate the Crude management agreement and, under certain circumstances, could receive substantial sums in connection with such termination. As of March 2014 this termination fee had been adjusted to $9,760.

All the above three agreements constitute the “Management Agreements”.

Under the terms of the fixed fee management agreement, the Manager charged the Partnership for additional fees and costs, relating to insurances deductibles, vetting, and repairs and spares that related to unforeseen events. For the years ended December 31, 2014, 2013 and 2012 such fees amounted to $840, $644 and $1,850, respectively. The 2013 charge includes the amount of $330 that reflects the claim proceeds the Partnership received for the M/T Aristofanis.

On April 4, 2007, the Partnership entered into an administrative services agreement with the Manager, pursuant to which the Manager will provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT, clerical, investor relations and other administrative services. Also the Partnership reimburses its general partner, Capital GP L.L.C. (the “CGP”) for all expenses which are necessary or appropriate for the conduct of the Partnership’s business. The Partnership reimburses the Manager and CGP for reasonable costs and expenses incurred in connection with the provision of these services after the Manager submits to the Partnership an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. These expenses are included in general & administrative expenses in the consolidated statements of comprehensive income / (loss).

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with Related Parties – Continued

Balances and transactions with related parties consisted of the following:

Consolidated Balance Sheets	As of December 31, 2014	As of December 31, 2013
Assets:
Hire receivable (c)	$55	$667

Due from related parties	55	667
Advances for vessels under construction (f)	66,641

Total assets	$66,696	$667

Liabilities:
Manager – payments on behalf of the Partnership (a)	$16,517	12,333
Management fee payable to CSM (b)	980	1,353

Due to related parties	$17,497	$13,686
Deferred revenue – current (e)	6,020	5,198

Total liabilities	$23,517	$18,884

	For the year ended December 31,
Consolidated Statements of Income	2014	2013	2012
Revenues (c)	$72,870	$54,974	$69,938
Voyage expenses	338	314	554
Vessel operating expenses	13,315	17,039	23,634
General and administrative expenses (d)	2,996	3,052	3,092

(a) Manager—Payments on Behalf of Capital Product Partners L.P.: This line item includes the payments made by the Manager on behalf of the Partnership and its subsidiaries.

(b) Management fee payable to CSM: The amount outstanding as of December 31, 2014 and 2013 represents the management fee payable to CSM as a result of the Management Agreements the Partnership entered into with the Manager.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with Related Parties – Continued

(c) Revenues: The following table includes information regarding the charter agreements that were in place between the Partnership and CMTC and its subsdiaries during 2014 and 2013.

Vessel Name	Time Charter (TC) in years	Commencement of Charter	Termination or earliest expected redelivery	Gross (Net) Daily Hire Rate
M/T Agisilaos	1 TC	09/2012	09/2013	$13.5 ($13.3)
M/T Agisilaos	1 TC	09/2013	09/2014	$14.3 ($14.1)
M/T Agisilaos	1 TC	09/2014	08/2015	$14.3 ($14.1)
M/T Axios	1 TC	06/2012	06/2013	$14.0 ($13.8)
M/T Axios	1 TC	06/2013	07/2014	$14.8 ($14.6)
M/T Axios	1 TC	07/2014	06/2015	$14.8 ($14.6)
M/T Arionas	1 TC	11/2012	11/2013	$13.8 ($13.6)
M/T Arionas	1 TC	11/2013	12/2014	$14.3 ($14.1)
M/T Arionas	1.2 TC	12/2014	01/2016	$15.0 ($14.8)
M/T Alkiviadis	1 TC	07/2012	07/2013	$13.4 ($13.2)
M/T Alkiviadis	1 TC	07/2013	09/2014	$14.3 ($14.1)
M/T Amore Mio II	1 TC	12/2013	01/2015	$17.0 ($16.8)
M/T Avax	1 TC	05/2012	05/2013	$14.0 ($13.8)
M/T Avax	1 TC	05/2013	10/2013	$14.8 ($14.6)
M/T Avax	1 TC	09/2014	08/2015	$14.8 ($14.6)
M/T Akeraios	1 TC	07/2012	07/2013	$14.0 ($13.8)
M/T Akeraios	1.5 TC	07/2013	01/2015	$15.0 ($14.8)
M/T Apostolos	1 TC	09/2012	10/2013	$14.0 ($13.8)
M/T Apostolos	1.2 to 1.5 TC	10/2013	04/2015	$14.9 ($14.7)
M/T Anemos I	1.2 to 1.5 TC	12/2013	02/2015	$14.9 ($14.7)
M/T Aristotelis	1.5 to 2 TC	12/2013	06/2015	$17.0 ($16.8)
M/T Amoureux	1+1 TC	10/2011	01/2014	$20.0+$24.0 ($19.8+$23.7)
M/T Amoureux	1 TC	01/2014	01/2015	$24.0 ($23.7)
M/T Aias	1+1 TC	11/2011	12/2013	$20.0+$24.0 ($19.8+$23.7)
M/T Aias	1 TC	12/2013	02/2015	$24.0 ($23.7)
M/T Agamemnon II	1 TC	03/2013	10/2013	$14.5
M/T Assos	1 TC	06/2014	05/2015	$14.8 ($14.6)
M/T Atrotos	1 TC	05/2014	04/2015	$14.8 ($14.6)

(d) General and administrative expenses: This line item mainly includes internal audit, investor relations and consultancy fees.

(e) Deferred Revenue: As of December 31, 2014 and 2013 the Partnership received cash in advance for revenue earned in a subsequent period from CMTC.

(f) Advances for vessels under construction: This line item includes the advances of $30,224 the Partnership paid to CMTC for the acquisition of the five vessels according to the Master Vessel Acquisition Agreement (the “Master Agreement”) and the fair value of $36,417 from the reset of the Incentive Distribution Rights (the “IDR”) (Notes 5, 12).

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

5. Fixed assets

(a) Advances for vessels under construction – related party

An analysis of advances for vessels under construction – related party is as follows:

Advances for vessels under construction –related party
Balance as at January 1, 2013	$—
Additions	—

Balance as at December 31, 2013	$—

Additions	66,641

Balance as at December 31, 2014	$66,641

On July 24, 2014, the Partnership entered into a Master Agreement with CMTC to acquire five vessel owning companies that owned five under construction vessels (the “new buildings”) subject to the amendment of the partnership agreement to reset the target distributions to holders of the IDR (Note 12). As the reset of the IDR was a pre-condition for the acquisition of the vessels, the amount of $ 36,417, representing the difference between the fair value of the respective new buildings at the time of the approval of this transaction in August 2014 at the Partnership’s annual general meeting of $ 347,917 and the contractual cash consideration of $ 311,500, is considered to be the deemed equity contribution and thus the fair value of the reset of the IDR. The fair value of the IDR reset has been accounted for in Partner’s capital and is presented as “Excess between the fair value of the contracted vessels and the contractual cash consideration” in the consolidated statements of changes in partners’ capital and in “Advances for vessels under construction – related party” in its consolidated balance sheets. The fair value of the new buildings amounting to $ 347,917 was based on the average of three valuations obtained from three independent shipbrokers.

The first two vessels are 50,000 dwt product carriers and the remaining three are 9,100 TEU post-panamax container carriers, with expected delivery dates between March and November 2015. Following the successful follow-on offering in September 2014 (Note 12), the Partnership made on September 10, 2014, an advance payment to CMTC of $30,224 in connection with the above acquisitions, and is presented as “Advances for vessels under construction – related party” in the Partnership’s consolidated balance sheets. According to the Master Agreement the Partnership also has the right of first refusal to acquire six additional new building product tanker vessels with expected delivery dates in 2016.

(b) Vessels, net

An analysis of vessels is as follows:

	Vessel Cost	Accumulated depreciation	Net book value
Balance as at January 1, 2013	$1,136,444	$(176,894)	$959,550

Acquisition and improvements	308,141	—	308,141
Disposals	(48,033)	9,110	(38,923)
Depreciation for the period	—	(51,949)	(51,949)

Balance as at December 31, 2013	$1,396,552	$(219,733)	$1,176,819

Improvements	183	—	183
Depreciation for the period	—	(56,932)	(56,932)

Balance as at December 31, 2014	$1,396,735	(276,665)	1,120,070

All of the Partnership’s vessels as of December 31, 2014 have been provided as collateral to secure the Partnership’s credit facilities.

During 2014, M/T Ayrton II and M/T Amore Mio II underwent improvements during their scheduled special and intermediate survey, respectively. The costs of these improvements for both vessels amounted to $183 and were capitalized as part of the vessels’ historic cost.

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

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

5. Fixed assets – Continued

(b) Vessels, net – Continued

On November 5, 2013, the Company disposed of the M/T Agamemnon II a 51,238 dwt chemical tanker built in 2008 for net proceeds of $32,192 to an unrelated third party. The Partnership realized a net loss on this disposal of $7,073 as the carrying value of the vessel at the time of her disposal was $38,923. This net loss is presented in the Partnership’s consolidated statements of comprehensive income / (loss) as “Loss / (gain) on sale of vessels to third parties”.

On September 11, 2013, the Company acquired the shares of Anax Container Carrier S.A., the vessel owning company of the M/V Hyundai Prestige, Thiseas Container Carrier S.A., the vessel owning company of the M/V Hyundai Privilege and Cronus Container Carrier S.A., the vessel owning company of the M/V Hyundai Platinum (Note 3). The vessels were recorded in the Partnership’s financial statements at their respective fair values of $54,000 each as quoted by independent brokers at the time of their acquisition by the Partnership.

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

6. Above market acquired charters

On September 11, 2013 the Partnership acquired the shares of Anax Container Carrier S.A., Thiseas Container Carrier S.A. and Cronus Container Carrier S.A., the vessel owning companies of the M/V Hyundai Prestige, M/V Hyundai Privilege, and M/V Hyundai Platinum, respectively, from CMTC with outstanding time charters to Hyundai which were above the market rates for equivalent time charters prevailing at the time of acquisition. The present value of the above market acquired time charters were estimated by the Partnership at $19,094, $19,329 and $19,358, respectively, and recorded as an asset in the consolidated balance sheet as of the acquisition date (Note 3).

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

On December 22, 2012 the Partnership acquired the shares of Agamemnon and Archimidis from CMTC with outstanding time charters to Maersk which were above the market rates for equivalent time charters prevailing at the time of acquisition. The present value of the above market acquired time charters were estimated by the Partnership at $2,250 each, and recorded as an asset in the consolidated balance sheet as of the acquisition date (Note 3).

For the years ended December 31, 2014, 2013 and 2012 revenues included a reduction of $16,000, $13,594 and $7,904 as amortization of the above market acquired charters, respectively.

An analysis of above market acquired charters is as follows:

Above market acquired charters	M/V Cape Agamemnon	M/T Assos	M/V Agamemnon	M/V Archimidis	M/V Hyundai Premium	M/V Hyundai Paramount	M/V Hyundai Prestige	M/V Hyundai Privilege	M/V Hyundai Platinum	Total
Carrying amount as at January 1, 2013	$40,171	$3,093	$2,227	$2,229	$—	$—	$—	$—	$—	$47,720

Acquisitions	—	—	—	—	19,707	19,768	19,094	19,329	19,358	97,256
Amortization	(5,357)	(2,481)	(864)	(797)	(1,311)	(1,240)	(519)	(513)	(512)	(13,594)

Carrying amount as at December 31, 2013	$34,814	$612	$1,363	$1,432	$18,396	$18,528	$18,575	$18,816	$18,846	$131,382

Acquisitions	—	—	—	—	—	—	—	—	—	—
Amortization	(5,357)	(612)	(863)	(796)	(1,668)	(1,670)	(1,693)	(1,672)	(1,669)	(16,000)

Carrying amount as at December 31, 2014	$29,457	$—	$500	$636	$16,728	$16,858	$16,882	$17,144	$17,177	$115,382

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

6. Above market acquired charters – Continued

As of December 31, 2014 the remaining carrying amount of unamortized above market acquired time charters was $115,382 and will be amortized in future years as follows:

For the twelve month period ended December 31,	M/V Cape Agamemnon	M/V Agamemnon	M/V Archimidis	M/V Hyundai Premium	M/V Hyundai Paramount	M/V Hyundai Prestige	M/V Hyundai Privilege	M/V Hyundai Platinum	Total
2015	$5,357	$500	$636	$1,668	$1,670	$1,693	$1,672	$1,669	$14,865
2016	5,372	—	—	1,668	1,670	1,697	1,675	1,674	13,756
2017	5,357	—	—	1,668	1,670	1,693	1,672	1,669	13,729
2018	5,357	—	—	1,668	1,670	1,693	1,672	1,669	13,729
2019	5,357	—	—	1,668	1,670	1,693	1,672	1,669	13,729
Thereafter	2,657	—	—	8,388	8,508	8,413	8,781	8,827	45,574

Total	$29,457	$500	$636	$16,728	$16,858	$16,882	$17,144	$17,177	$115,382

7. Long-Term Debt

Long-term debt consists of the following:

	Bank Loans	Entity	As of December 31, 2014	As of December 31, 2013	Margin
(i)	Issued in April 2007 maturing in June 2017	Capital Product Partners L.P.	$250,850	$250,850	2.00%
(ii)	Issued in March, 2008 maturing in March 2018	Capital Product Partners L.P.	$233,065	238,465	3.00%
(iii)	Issued in June 2011 maturing in March 2018	Capital Product Partners L.P.	$19,000	19,000	3.25%
(iv)	Issued in September 2013 maturing in December 2020	Capital Product Partners L.P.	$75,000	75,000	3.50%

	Total		$577,915	$583,315

	Less: Current portion		$5,400	5,400

	Long-term portion		$572,515	$577,915

As at December 31, 2014, the amounts drawn down under the Partnership’s four credit facilities were as follows:

Vessel / Entity	Date	$370,000 Credit Facility (i)	$350,000 Credit Facility (ii)	$25,000 Credit Facility (iii)	$225,000 Senior Secured Credit Facility (iv)
M/T Akeraios	07/13/2007	$46,850	$—	$—	$—
M/T Apostolos	09/20/2007	56,000	—	—	—
M/T Anemos I	09/28/2007	56,000	—	—	—
M/T Alexandros II	01/29/2008	48,000	—	—	—
M/T Amore Mio II	03/27/2008	—	46,000	—	—
M/T Aristofanis	04/30/2008	—	11,500	—	—
M/T Aristotelis II	06/17/2008	20,000	—	—	—
M/T Aris II	08/20/2008	24,000	1,584	—	—
M/V Cape Agamemnon	06/09/2011	—	—	19,000	—
M/V Hyundai Premium	03/20/2013	—	22,275	—	—
M/V Hyundai Paramount	03/27/2013	—	22,275	—	—
M/V Hyundai Prestige, M/V Hyundai Privilege, M/V Hyundai Platinum	09/11/2013	—	—	—	75,000
Crude Carriers Corp. and its subsidiaries	09/30/2011	—	129,431	—	—

Total		$250,850	$233,065	$19,000	$75,000

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

7. Long-Term Debt – Continued

In September 2013 the Partnership entered into a new senior secured credit facility of up to $200,000, which was amended in December, 2013 to upsize it up to $225,000, led by ING Bank N.V. in order to partly finance the acquisition cost of certain vessels. The facility is divided in two tranches. Tranche A consisted of $75,000 which was drawn down on September 11, 2013 in order to part finance the acquisition cost of the shares of Anax Container Carrier S.A., Cronus Container Carrier S.A. and Thiseas Container Carrier S.A. that were the owning companies of the 2013-built 5,000 TEU container vessels “Hyundai Prestige”, “Hyundai Privilege” and “Hyundai Platinum” respectively (Note 3). Tranche B, consisted of $150,000, which will be available in multiple advances in order to finance up to 50% of the acquisition cost of certain additional ships or to finance the cost of acquiring the issued share capital of an additional vessel owning company. As of December 31, 2014 the Partnership had not drawn down any amount of Tranche B. The facility is repayable in twenty consecutive quarterly installments, beginning in March 2016, in the amount that provides for the overall thirteen and sixteen year repayment profiles on sub facilities A (Tranche A) and B (Tranche B) respectively, after adjustment for the security vessel age at acquisition date and availability period.

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

On March 20, and March 27, 2013, the Partnership had drawn in total the amount of $54,000 from the undrawn portion of its $350,000 credit facility in order to partly finance the acquisition of the vessel owning companies of the M/V Hyundai Premium and the M/V Hyundai Paramount respectively (Note 3). The Partnership’s loan of $370,000 will be repaid in 6 equal consecutive quarterly installments of $12,975 commencing in March, 2016 plus a balloon payment due in June, 2017. The Partnership’s credit facility of $350,000, exluded the portion of $54,000, will be repaid in 9 equal consecutive quarterly installments of $7,855 commencing in March, 2016 plus a balloon payment due in March, 2018. The amount of $54,000 is payable in twenty equal consecutive quarterly installments of $1,350 commencing in June 2013 plus a balloon payment of $27,000 in March 2018. The Partnership’s credit facility of $25,000 will be repaid in 9 equal consecutive quarterly installments of $1,000 commencing in March, 2016 plus a balloon payment for each facility due in March, 2018.

The Partnership’s credit facilities contain customary ship finance covenants, including restrictions as to: changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of vessels, the ratio of EBITDA to Net Interest Expenses shall be no less than 2:1, minimum cash requirement of $500 per vessel, as well as the ratio of net Total Indebtedness to the aggregate Market Value of the total fleet shall not exceed 0.725:1. The credit facilities also contain the collateral maintenance requirement in which the aggregate average fair market value, of the collateral vessels shall be no less than 125% of the aggregate outstanding amount under these facilities. Also the vessel-owning companies may pay dividends or make distributions when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. As of December 31, 2014 and 2013 the Partnership was in compliance with all financial debt covenants.

The credit facilities have a general assignment of the earnings, insurances and requisition compensation of the respective vessel or vessels. Each also requires additional security, including: pledge and charge on current account; corporate guarantee from each of the thirty vessel-owning companies, and mortgage interest insurance.

The Partnership’s credit facilities contain a “Market Disruption Clause” where the lenders, at their discretion, may impose additional interest margin if their borrowing rate exceeds effective interest rate (LIBOR) stated in the loan agreement with the Partnership. For the years ended December 31, 2014, 2013 and 2012 the Partnership incurred an additional interest expense in the amount of $0, $0 and $373 respectively due to the “Market Disruption Clause”.

For the years ended December 31, 2014, 2013 and 2012, the Partnership recorded interest expense of $16,480, $14,982 and $25,788, respectively. As of December 31, 2014 and 2013 the weighted average interest rate of the Partnership’s loan facilities was 2.81% for both periods.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

7. Long-Term Debt – Continued

The required annual loan payments to be made subsequent to December 31, 2014 are as follows:

	$370,000 Credit Facility (i)	$350,000 Credit Facility (ii)	$25,000 Credit Facility (iii)	$225,000 Senior Secured Credit Facility (iv)	Total
2015	$—	$5,400	$—	$—	$5,400
2016	51,900	36,819	4,000	5,769	98,488
2017	198,950	36,819	4,000	5,769	245,538
2018	—	154,027	11,000	5,769	170,796
2019	—	—	—	5,769	5,769
Thereafter	—	—	—	51,924	51,924

Total	$250,850	$233,065	$19,000	$75,000	$577,915

8. Derivative Instruments

The Partnership had entered into fourteen interest rate swap agreements in order to mitigate the exposure from interest rate fluctuations. Nine of the Partnership’s interest rate swap agreements under its $370,000 credit facility expired as of June 29, 2012 and one was terminated upon the disposal of the M/T Attikos and the M/T Aristofanis. During the year ended December 31, 2012, the Partnership terminated one interest rate swap agreement in full and one partially under its $350,000 credit facility. During the year ended December 31, 2013, the Partnership’s three remaining swaps with a notional amount of $59,084 expired. During the year ended December 31, 2014, the Partnership did not enter into any interest rate swap agreements.

The table below shows the effective portion of the hedging relationship of the Partnership’s derivatives designated as hedging instruments recognized in Other Comprehensive Income (“OCI”), the realized losses from net interest rate settlements transferred from OCI into the Partnership’s consolidated statements of comprehensive income / (loss) and the amounts recognized in the consolidated statements of arising from the hedging relationships not qualifying for hedge accounting for the years ended December 31, 2013 and 2012, respectively; for the year ended December 31, 2014 there was no such transaction:

Derivatives designated in cash flow hedging relationships recognized in OCI (Effective Portion)	Change in Fair Value of Hedging instrument recognized in OCI (Effective Portion)			Location of Gain/(loss) Reclassified into consolidated statements of comprehensive income (Effective Portion)	Amount of Loss Reclassified from OCI into consolidated statements of comprehensive income (Effective Portion)			Amount of Gain recorded in OCI (Effective Portion)			Location of Gain/(loss) Recognized in the consolidated statements of comprehensive income (ineffective portion)	Amount of Gain/ (Loss) recognized in the consolidated statements of comprehensive income
	2014	2013	2012		2014	2013	2012	2014	2013	2012		2014	2013	2012
Interest rate swaps	—	(4)	(1,903)	Interest expense and finance cost	—	(466)	(12,665)	—	462	10,762		—	4	1,448

The Partnership follows the accounting guidance for derivative instruments that establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

Level 2: Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3: Inputs are unobservable inputs for the asset or liability.

The Partnership’s interest rate swap agreements, entered into pursuant to its loan agreements, are based on LIBOR swap rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparable, interest rates, yield curves and other items that allow value to be determined. Fair value of the interest rate swaps is determined using a discounted cash flow method based on market-based LIBOR swap yield curves.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

8. Derivative Instruments – Continued:

The fair value of the Partnership’s interest rate swaps is the estimated value of the swap agreements at the reporting date, taking into account current interest rates and the forward yield curve and the creditworthiness of the Partnership and its counterparties.

Since March 31, 2012 and May 23, 2012 two out of three interest rate swaps did not qualify as cash flow hedges and the changes in their fair value was recognized in the consolidated statements of comprehensive income / (loss) whilst the third interest rate swap agreement qualified as a cash flow hedge and the changes in its fair value is recognized in accumulated other comprehensive income / (loss). As a result the amount of $1,400 and $50, which was part of the Partnership’s accumulated other comprehensive income / (loss) (“OCL”) as of March 31, 2012 and May 23, 2012 respectively, were attributable to the two ineffective hedges and were being amortized over their respective remaining term up to their maturity date March 27, 2013 and March 28, 2013, respectively in the Partnership’s consolidated statements of comprehensive income / (loss) by using the effective interest rate method.

The net result of the accumulated OCL amortization and the change of the fair value of certain interest rate swap agreements of $4 and $1,448 is presented under other income / (expense) as a “Gain on interest rate swap agreement” in the Partnership’s consolidated statements of comprehensive income/(loss) for the years ended December 31, 2013 and 2012, respectively.

9. Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31,
	2014	2013
Accrued loan interest and loan fees	$189	$312
Accrued operating expenses	2,696	2,501
Accrued voyage expenses and commissions	2,159	1,543
Accrued general and administrative expenses	592	1,031

Total	$5,636	$5,387

10. Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses consist of the following:

	For the years ended December 31,
	2014	2013	2012
Voyage expenses:
Commissions	$3,597	$2,742	$1,752
Bunkers	1,802	2,473	3,921
Port expenses	166	226	—
Other	680	649	(5)

Total	$6,245	$6,090	$5,668

Vessel operating expenses:
Crew costs and related costs	$28,945	$21,154	$13,230
Insurance expense	4,502	3,780	2,830
Spares, repairs, maintenance and other expenses	6,710	6,545	2,231
Stores and lubricants	6,535	5,022	3,115
Management fees	12,475	16,395	21,784
Vetting, insurances, spares and repairs (Note 4)	840	644	1,850
Other operating expenses	2,022	1,783	720

Total	$62,029	$55,323	$45,760

11. Income Taxes

Under the laws of the Marshall Islands and Liberia, the country in which the vessel-owning subsidiaries were incorporated, these companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes in the country in which the vessels are registered and managed from, which have been included in vessel operating expenses in the accompanying consolidated statements of comprehensive income / (loss).

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

11. Income Taxes – Continued:

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

The jurisdictions where the Partnership’s vessel-owning subsidiaries are incorporated each grants an “equivalent exemption” to United States corporations with respect to each type of shipping income earned by the Partnership’s vessel-owning subsidiaries. Additionally, our units are only traded on the Nasdaq Global Market, which is considered to be established securities market. The Partnership has satisfied the Publicly-Traded Test for the years ended December 31, 2014, 2013 and 2012 and the ship-owning subsidiaries are exempt from United States federal income taxation with respect to U.S.-source shipping income.

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

General Partner Interest and Incentive Distribution Rights (“IDRs”): The General Partner has a 2% interest in the Partnership as well as the incentive distribution rights. In accordance with Section 5.2(b) of the partnership agreement, upon the issuance of additional units by the Partnership, the general partner may elect to make a contribution to the Partnership to maintain its 2% interest.

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. The Partnership’s general partner as of December 31, 2014, 2013 and 2012 holds the incentive distribution rights.

According to the partnership agreement the following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and general partner in any available cash from operating surplus that is being distributed up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus the Partnership distributes reaches the next target distribution level, if any. The percentage interests shown for the unitholders and general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

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

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

12. Partners’ Capital – Continued

General Partner Interest and Incentive Distribution Rights (“IDRs”) – Continued

On August 21 2014, the Fourth Amendment to the Second Amended and Restated Agreement of Limited Partnership of the Partnership was approved, by the Partnership’s annual general meeting, so as to revise the target distributions to holders of IDRs.

The Fourth Amendment resets the thresholds for the IDRs as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount per Unit	Unitholders	General Partner
Minimum Quarterly Distribution	$0.2325	98%	2%
First Target Distribution	up to $0.2425	98%	2%
Second Target Distribution	above $0.2425 up to $0.2675	85%	15%
Third Target Distribution	above $0.2675 up to $0.2925	75%	25%
Thereafter	above $0.2925	65%	35%

Following the annual general meeting, CMTC unilaterally notified the Partnership that it has decided to waive its rights to receive quarterly incentive distributions between $0.2425 and $0.25. This waiver effectively increases the First Threshold and the lower bound of the Second Threshold (as referenced in the table above) from $0.2425 to $0.25.

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

During 2014 and 2013 various investors, holders of Class B Convertible Preferred Units including CMTC, converted 4,698,484 and 5,733,333 Class B Convertible Preferred Units into common units respectively.

During 2014 and 2013 CMTC converted 358,624 and 349,700 common units into general partner units respectively, in order for CGP to maintain its 2% interest in the Partnership.

In December 2014 CMTC acquired 332,040 Partnership’s units.

In September 2014, the Partnership completed successfully a follow-on equity offering of 17,250,000 common units, including 2,250,000 common units representing the overallotment option which was fully exercised, at a net price of $10.53 per common unit, receiving proceeds of $173,932 after the deduction of the underwriters’ commissions. After the deduction of expenses relating to this equity offering the net proceeds of this offering amounted to $173,504. The Partnership used an amount of $60,000 of the net proceeds to acquire common units from CMTC at a price per unit equal to the offering price (net of underwriting discount). The number of units acquired was equal to an aggregate of 5,950,610 common units which were cancelled immediately, in accordance with the terms of the offering. Furthermore, the Partnership used an additional of $30,224 of the net proceeds of the offering as an advance payment to CMTC in connection with the acquisition of the five new buildings as described in the Master Agreement (Note 5). The remaining balance of the net proceeds of the offering will be used by the Partnership to partly finance the acquisition cost of $311,500, of the new buildings from CMTC and for general Partnership purposes.

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

12. Partners’ Capital – Continued

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

On May 23, and June 6, 2012 the Partnership entered into a Class B Convertible Preferred Unit Subscription Agreement (the “Agreement”) with various investors. According to this Agreement the Partnership issued 15,555,554 Class B Convertible Preferred Units to a group of investors including Kayne Anderson Capital Advisors L.P., Swank Capital LLC, Salient Partners, Spring Creek Capital LLC, Mason Street Advisors LLC and CMTC for net proceeds of $136,419. The Partnership used the net proceeds to prepay part of its debt.

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

Commencing on May 23, 2015, in the event the 30-day volume-weighted average trading price (“VWAP”) and the daily VWAP of the Common Units on the National Securities Exchange on which the Common Units are listed or admitted to trading exceeds 130% of the then applicable Conversion Price for at least 20 Trading Days out of the 30 consecutive Trading Day period used to calculate the 30-day VWAP (the “Partnership Mandatory Conversion Event”) the Partnership acting pursuant to direction and approval of the Conflicts Committee (following consultation with the full board of directors) shall have the right to convert the Class B Convertible Preferred Units then outstanding in whole or in part into Common Units at the then-applicable Conversion Ratio.

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

Any distribution payable on the Class B Convertible Preferred Units for any partial quarter (other than the initial distribution payable on the Class B Convertible Preferred Units for the period from May 22, 2012 through June 30, 2012 that equals to $0.26736 for each Class B Convertible Preferred Unit ) shall equal the product of the minimum quarterly Class B Convertible Preferred Unit distribution rate of $0.21375 (equal to a 9.5% annual distribution rate, subject to adjustment in the cases where clause of change of control, and/or clause of cross default provisions of the “Agreement” applies).

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

12. Partners’ Capital – Continued

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

As of December 31, 2014 and 2013 our partners’ capital included the following units:

	As of December 31, 2014	As of December 31, 2013
Common units	104,079,960	88,440,710
General partner units	2,124,081	1,765,457
Preferred units	14,223,737	18,922,221

Total partnership units	120,427,778	109,128,388

During the years ended December 31, 2014, 2013 and 2012, the Partnership declared and paid dividends amounting to $102,798, $88,241, $73,316, respectively.

13. Omnibus Incentive Compensation Plan

a. Partnership’s Omnibus Incentive Compensation Plan

On August 21, 2014, at the annual general meeting of the Partnership’s unit holders, an amendment and restatement of the Partnership’s 2008 Omnibus Incentive Compensation Plan (the “Plan”) amended July 22, 2010, was approved so as to increase the maximum number of restricted units authorized for issuance thereunder from 800,000 common units to 1,650,000 common units. During 2014 no awards were granted.

On April 29, 2008, the board of directors approved the Partnership’s Plan according to which the Partnership may issue a limited number of awards, not to exceed 500,000 units. The Plan was amended on July 22, 2010 increasing the aggregate number of restricted units issuable under the Plan to 800,000. The Plan is administered by the General Partner as authorized by the board of directors. The persons eligible to receive awards under the Plan are officers, directors, and executive, managerial, administrative and professional employees of the Manager, or CMTC, or other eligible persons (collectively, “key persons”) as the General Partner, in its sole discretion, shall select based upon such factors as it deems relevant. Members of the board of directors are considered to be employees of the Partnership (“Employees”) for the purposes of recognition of equity compensation expense, while employees of the Manager, CMTC and other eligible persons under the plan are not considered to be employees of the Partnership (“Non-Employees”). Awards may be made under the Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.

On August 25 and 31, 2010 CGP awarded 448,000 and 347,200 unvested units to Employees and Non-Employees, respectively. Awards granted to certain Employees vest in three equal annual installments. The remaining awards vested on August 31, 2013.

All unvested units were conditional upon the grantee’s continued service as Employee and/or Non-Employee until the applicable vesting date.

The unvested units accrued distributions as declared and paid which were retained by the custodian of the Plan until the vesting date at which they were payable to the grantee. As unvested unit grantees accrued distributions on awards that were expected to vest, such distributions were charged to Partner’s capital.

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

The unvested units accrued distributions as declared and paid which were retained by the custodian of the Plan until the vesting date at which they were payable to the grantee. As unvested shares grantees accrued dividends on awards that were expected to vest, such dividends were charged to Stockholders’ equity prior to Crude’s acquisition and were charged to the Partner’s capital subsequent to the acquisition.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

13. Omnibus Incentive Compensation Plan – Continued

c. Acquisition of Crude by the Partnership

Upon the completion of the acquisition of Crude by the Partnership on September 30, 2011, the Crude’s Equity Incentive Plan existing on that date was incorporated into the Partnership’s Plan at a ratio of 1.56 common Partnership’s unit for each Crude share. The 205,000 unvested shares of Crude’s Employee award converted to 319,800 Partnership unvested units and the 194,400 unvested shares of Crude’s Non-Employee award converted to 303,264 Partnership unvested units. The terms and conditions of both plans are significantly the same and remained unchanged after the acquisition, with the exception of 20,000 Crude shares, which were converted to 31,200 Partnership units upon the completion of the acquisition. These Crude shares were held by those members of the Crude’s Independent Committee who were not designated by Crude to serve as a member of the Partnership’s board of directors and were vested in full immediately upon the consummation of the acquisition on September 30, 2011.

The following table contains details of our plans:

	Employee equity compensation		Non-Employee equity compensation
Unvested Units	Units	Grant-date fair value	Units	Award-date fair value
Unvested on January 1, 2013	338,135	$2,521	650,464	$4,736
Vested	338,135	2,521	650,464	4,736

Unvested on December 31, 2013	—	$—	—	$—

For the year ended December 31, 2014, 2013, and 2012 the equity compensation expense that has been charged in the consolidated statements of comprehensive income / (loss) was $0, $1,216 and $1,834 for the Employee awards and $0, $2,312 and $1,992 for the Non-Employee awards, respectively. This expense had been included in general and administrative expenses for each respective year.

The Partnership had used the straight-line method to recognize the cost of the awards.

14. Net Income / (Loss) Per Unit

The general partner’s, common unit holders’ interests in net income are calculated as if all net income for periods subsequent to April 4, 2007, were distributed according to the terms of the partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash (Note 12), which is a contractually-defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves established by the Partnership’s board of directors to provide for the proper resources for the Partnership’s business. Unlike available cash, net income is affected by non-cash items. The Partnership follows the guidance relating to the Application of the Two-Class Method and its application to Master Limited Partnerships which considers whether the incentive distributions of a master limited partnership represent a participating security when considered in the calculation of earnings per unit under the Two-Class Method.

This guidance also considers whether the partnership agreement contains any contractual limitations concerning distributions to the incentive distribution rights that would impact the amount of earnings to allocate to the incentive distribution rights for each reporting period.

Under the partnership agreement, the holder of the incentive distribution rights in the Partnership, which is currently the CGP, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions (Note 12).

The Partnership also excluded the dilutive effect of the 14,223,737 Class B Convertible Preferred Units in calculating dilutive EPU as of December 31, 2014 as they were anti-dilutive.

All common units’ equivalents were antidilutive for the year ended December 31, 2012 because the limited partners were allocated a net loss.

As of December 31, 2014 and 2013 there were no non-vested units.

Excluding the non-cash gain from bargain purchase for the years ended December 31, 2013 and vessels’ impairment charge for the year ended December 31, 2012, as these were not distributed to the Partnership’s unit holders the Partnership’s net income for the years ended December 31, 2014, 2013 and 2012 did not exceed the First Target Distribution Level, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’s interest in net income.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

14. Net Income / (Loss) Per Unit – Continued

	2014	2013	2012
BASIC
Numerators
Partnership’s net income / (loss)	$44,012	$99,481	$(21,189)
Less:
Preferred unit holders’ interest in Partnership’s net income	14,042	18,805	10,809
General Partner’s interest in Partnership’s net income / (loss)	593	1,598	(640)
Partnership’s net income allocable to unvested units	—	678	—
Common unit holders’ interest in Partnership’s net income/ (loss)	$29,377	$78,400	$(31,358)
Denominators
Weighted average number of common units outstanding, basic	93,353,168	75,645,207	68,256,072
Net income/ (loss) per common unit:

Basic	$0.31	$1.04	$(0.46)

	2014	2013	2012
DILUTED
Numerators
Partnership’s net income / (loss)	$44,012	$99,481	$(21,189)
Less:
General Partner’s interest in Partnership’s net income / (loss)	593	1,574	(640)
Preferred unit holders’ interest in Partnership’s net income	14,042	18,805	10,809
Partnership’s net income allocable to unvested units	—	678	—
Add:
Preferred unit holders’ interest in Partnership’s net income	—	18,805	—
Partnership’s net income allocable to unvested units	—	678	—
	$29,377	$97,907	$(31,358)
Denominators
Weighted average number of common units outstanding, basic	93,353,168	75,645,207	68,256,072
Dilutive effect of preferred units	—	21,069,664	—
Dilutive effect of unvested shares	—	654,265	—
Weighted average number of common units outstanding, diluted	93,353,168	97,369,136	68,256,072
Net income / (loss) per common unit:

Diluted	$0.31	$1.01	$(0.46)

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

The Partnership unconditionally and irrevocably sold, transferred and assigned to Deutsche Bank, 100% of its right, title, interest, claims and causes of action in and to arising in connection with all three of the claims that the vessel-owning subsidiaries have against OSG, via Assignment Agreements signed on June 25, 2013, thus releasing the Partnership from any payments or distributions of money or property in respect of the claim to be delivered or made to Deutsche Bank. In connection with the Assignment Agreements, on July 2, 2013, Deutsche Bank filed with the Bankruptcy Court six separate Evidences of Transfer of Claim, each pertaining to the Partnership’s vessel-owning subsidiaries’ claims against each charterer party to the original three charter agreements and each respective guarantor thereof.

On June 26, 2013 pursuant to the Assignment Agreements, the Partnership received from Deutsche Bank an amount of $32,000 as part payment for the assignment of the three claims. On December 18, 2013 the Partnership and Deutsche Bank entered into a Settlement Notice and Refund Modification Agreement according to which the maximum amount to be refunded to Deutsche Bank would be $644 which was presented under “Accrued liabilities” in the Partnership’s consolidated Balance Sheets.

Consequently, the Partnership had recorded the amount of $31,356 which represents the difference between the proceeds of $32,000 the Partnership received by Deutsche Bank and the maximum amount to be refunded to Deutsche Bank of $644, as “Gain on sale of claim” in its consolidated statement of comprehensive income / (loss). On February 19, 2014 the Partnership paid this amount to Deutsche Bank.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

16. Commitments and Contingencies

Various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership’s vessels. The Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

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

(a) Vessels Purchase Commitments

Upon the approval of the Master Agreement at the Partnership’s annual general meeting in August 2014 the Partnership has outstanding purchase commitments relating to the acquisition of new buildings of $281,276 that are payable as follows:

For the year ended December 31,	Amount
2015	$281,276

Total	$281,276

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

16. Commitments and Contingencies – Continued

(b)	Lease Commitments: The vessel-owning subsidiaries of the Partnership have entered into time and bareboat charter agreements, which as of December 31, 2014 are summarized as follows:

Vessel Name	Time Charter (“TC”)/ Bare Boat Charter (“BC”) (Years)	Commencement of Charter	Charterer	Profit Sharing (1)	Gross Daily Hire Rate (Without Profit Sharing)
M/V Archimidis (4)	3+2+1+1 TC	11/2012	Maersk		$34.0
M/V Agamemnon (4)	3.2+2+1+1 TC	06/2012	Maersk		$34.0
M/T Amoureux	1 TC	1/2014	CMTC (5)	50/50	$24.0
M/T Aias	1 TC	12/2013	CMTC (5)	50/50	$24.0
M/T Atlantas (M/T British Ensign) (6)	5+3+2+1 BC	04/2006	BP		$15.2 (5y) $13.5 (3y) $6.8 (2y)
M/T Aktoras (M/T British Envoy) (6)	5+3+1.5+1 BC	07/2006	BP		$15.2 (5y) $13.5 (3y) $7.0 (1.5y)
M/V Cape Agamemnon	10 TC	07/2010	COSCO Bulk		$42.2
M/T Agisilaos (7)	1+1 TC	09/2014	CMTC		$14.3
M/T Arionas	1.2 TC	12/2014	CMTC		$15.0
M/T Aiolos (M/T British Emissary) (6)	5+3+2+1 BC	03/2007	BP		$15.2 (5y) $13.5 (3y) $7.0 (2y)
M/T Avax (7)	1+1 TC	09/2014	CMTC		$14.8
M/T Axios	1 TC	07/2014	CMTC	50/50(3)	$14.8
M/T Alkiviadis (8)	1+1 TC	09/2014	Chartering and Shipping Services SA ( “CSSA”)		$14.1
M/T Assos (7)	1+1 TC	06/2014	CMTC		$14.8
M/T Atrotos (7)	1+1 TC	05/2014	CMTC		$14.8
M/T Akeraios	1.5 TC	07/2013	CMTC	50/50(3)	$15.0
M/T Anemos I	1.2 TC	12/2013	CMTC	50/50(3)	$14.9
M/T Apostolos	1.2 TC	10/2013	CMTC	50/50(3)	$14.9
M/T Alexandros II (M/T Overseas Serifos)	5 BC 5 BC	01/2008 05/2013	OSG (2)		$13.0 $6.3
M/T Aristotelis II (M/T Overseas Sifnos)	5 BC 5 BC	06/2008 03/2013	OSG (2)		$13.0 $6.3
M/T Aris II (M/T Overseas Kimolos)	5 BC 5 BC	08/2008 03/2013	OSG (2)		$13.0 $6.3
M/T Aristotelis	1.5 TC	12/2013	CMTC	50/50(3)	$17.0
M/T Ayrton II	1.5 TC	04/2014	Engen Petroleum Ltd		$15.4
M/T Amore Mio II	1 TC	12/2013	CMTC		$17.0
M/T Miltiadis M II	2+0.5 TC	09/2012	Subtec, S.A. de C.V.		$23.2 (2y) $28.0 (0.5 y)
M/V Hyundai Prestige	12 TC	02/2013	HMM		$29.4
M/V Hyundai Premium	12 TC	03/2013	HMM		$29.4
M/V Hyundai Paramount	12 TC	04/2013	HMM		$29.4
M/V Hyundai Privilege	12 TC	05/2013	HMM		$29.4
M/V Hyundai Platinum	12 TC	06/2013	HMM		$29.4

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

16. Commitments and Contingencies – Continued

(b)	Lease Commitments – Continued

(1)	Profit sharing refers to an arrangement between vessel-owning companies and charterers to share a predetermined percentage voyage profit in excess of the basic rate.
(2)	On November 14, 2012, Overseas Shipholding Group Inc (“OSG”) made a voluntary filing for relief under Chapter 11 of the U.S. Bankruptcy Code. After discussions between the Partnership and OSG, it was agreed to enter into new charters contracts on substantially the same terms as the prior charters but at a bareboat rate of $6.3 per day. OSG has the option of extending the employment of each vessel following the completion of the bareboat charters for an additional two years on a time chartered basis at a rate of $16.5 per day. OSG has an option to purchase each of the three STX vessels at the end of the eighth, ninth or tenth year of the charter, for $38,000, $35,500 and $33,000, respectively, which option is exercisable six months before the date of completion of the eighth, ninth or tenth year of the charter. The expiration date above may therefore change depending on whether the charterer exercises its purchase option.
(3)	50/50 profit share for breaching IWL (Institute Warranty Limits – applies to voyages to certain ports at certain periods of the year).
(4)	M/V Archimidis and the M/V Agamemnon are employed on time charters with Maersk at a gross rate of US$34.0 per day with earliest redelivery in October 2015 and July 2015, respectively. Maersk has the option to extend the charter of both vessels for an additional four years at a gross rate of $31.5 and $30.5 per day, respectively for the fourth and fifth year and $32.0 per day for the final two years. If all options were to be exercised, the employment of the vessels would extend to July 2019 for the M/V Agamemnon and October 2019 for the M/V Archimidis.
(5)	The vessel owning companies of the M/T Amoureux and the M/T Aias have entered into a one year time charter with Capital Maritime at a gross rate of $24.0 per day for each vessel with profit share on actual earnings settled every six months. The charters were commenced in January 2014 and December 2013 respectively. Furthermore in December, 2014 the M/T Aias was chartered by Repsol Trading S.A. under time charter for a period of three years at a gross daily rate of $26.5. The charter commenced in February, 2015.
(6)	The M/T British Ensign is continuing its bareboat charter with BP after the completion of its charter in April 2014 for an additional 24 months at a bareboat rate of $6.8 per day. BP has the option to extend the duration of the charter for up to a further 12 months either as bareboat charter at a bareboat rate of $7.3 per day for the optional periods if declared or on a time charter basis during the optional periods at a time charter rate of $14.3 per day, if declared.

The M/T British Envoy is continuing its bareboat charter with BP after the completion of the current charter in July 2014 for an additional 18 months at a bareboat rate of $7.0 per day. BP has the option to extend the charter duration for up to a further 12 months either as a bareboat charter at a bareboat rate $7.3 per day for the optional periods, if declared or as a time charter at a time charter rate of $14.3 per day, if declared.

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

(7)	For the M/T Agisilaos, the M/T Avax, the M/T Atrotos, and the M/T Assos CMTC has the option to extend the respective charters for one additional year at a gross daily rate of $14.5, $15.3, $15.3 and $15.3 respectively.
(8)	CSSA has the option to extend the M/T Alkiviadis charter for one additional year at a gross daily rate of $15.1.

Future minimum charter hire receipts, excluding any profit share revenue that may arise, based on non-cancelable long-term time and bareboat charter contracts, as of December 31, 2014 were:

Year ended December 31,	Amount
2015	$145,344
2016	89,437
2017	85,710
2018	70,943
2019	68,967
Thereafter	282,513

Total	$742,914

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

17. Subsequent Events

(a)	Dividends: On January 22, 2015, the board of directors of the Partnership declared a cash distribution of $0.2325 per common unit for the fourth quarter of 2014. The fourth quarter common unit cash distribution was paid on February 13, 2015, to unit holders of record on February 6, 2015.

(b)	Dividends: On January 22, 2015, the board of directors of the Partnership declared a cash distribution of $0.21375 per Class B unit for the fourth quarter of 2014. The cash distribution was paid on February 10, 2015, to Class B unit holders of record on February 3, 2015.