Form 20-F
period 2015-12-31
Capital Product Partners L.P.
filed 2016-02-17
CIK 1392326

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Gerasimos (Jerry) Kalogiratos, j.kalogiratos@capitalmaritime.com

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

120,409,456 Common Units

2,439,989 General Partner Units

12,983,333 Class B Convertible Preferred Units

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

YES  ☐            NO  ☒

CAPITAL PRODUCT PARTNERS L.P.

This annual report on Form 20-F (this “Annual Report”) should be read in conjunction with our audited consolidated financial statements and accompanying notes included herein. In this Annual Report, the “Partnership”, “CPLP”, “we”, “us” or “our” refer to Capital Product Partners L.P.; “Capital Maritime” or “CMTC” refer to Capital Maritime & Trading Corp., our sponsor and “Capital Ship Management” or the “Manager” refer to Capital Ship Management Corp., a subsidiary of Capital Maritime and our manager.

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this Annual Report concerning our business, operations, cash flows, and financial position, including, among other things, the likelihood of our success in developing and expanding our business, include forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, financial condition and the markets in which we operate, and involve risks and uncertainties. In some cases, you can identify the forward-looking statements by the use of words such as “may”, “might”, “could”, “should”, “would”, “expect”, “plan”, “anticipate”, “likely”, “intend”, “forecast”, “believe”, “estimate”, “project”, “predict”, “propose”, “potential”, “continue”, “seek” or the negative of these terms or other comparable terminology. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this Annual Report in “Item 3D: Risk Factors” below. These forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

•	expectations regarding our ability to make distributions on our common units and our Class B Convertible Preferred Units (the “Class B Units”), which rank senior to our common units and receive distributions prior to any distributions on our common units;

•	our ability to increase our distributions over time;

•	global economic outlook and growth;

•	shipping conditions and fundamentals, including the balance of supply and demand in the tanker, drybulk and container markets in which we operate, as well as trends and conditions in the newbuilding markets and scrapping of older vessels;

•	increases or decreases in domestic or worldwide oil consumption;

•	increases or decreases in seaborne transportation of containerized goods;

•	future supply of, and demand for, refined products and crude oil;

•	future refined product and crude oil prices and production;

•	our ability to operate in various new markets, including the tanker, drybulk and container carrier markets;

•	tanker, drybulk and container carrier industry trends, including charter rates and factors affecting the chartering of vessels;

•	our future financial condition or results of operations and our future revenues and expenses, including revenues from any profit sharing arrangements, and required levels of reserves;

•	future levels of operating surplus and levels of distributions, as well as our future cash distribution policy;

•	future charter hire rates and vessel values;

•	anticipated future acquisitions of vessels from Capital Maritime and from third parties, including the eight newbuild Samsung eco medium range product tankers controlled by Capital Maritime on which we have a right of first refusal;

•	anticipated future chartering arrangements with Capital Maritime and third parties;

•	our ability to secure employment for our vessels that come off their current charters;

•	our ability to leverage to our advantage Capital Maritime’s relationships and reputation in the shipping industry;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	our current and future business and growth strategies and other plans and objectives for future operations;

•	our ability to access debt, credit and equity markets;

•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors;

•	our ability to refinance and/or repay our debt and/or achieve further postponement of any amortization of our debt if necessary under the current terms of our credit facilities;

•	interest rate developments in any of our funding currencies;

•	the ability of our customers to meet their obligations under the terms of our charter agreements, including the timely payment of the rates under the agreements;

•	the financial condition, viability and sustainability of our customers, including their ability to obtain liquidity and access the capital markets;

•	changes in interest rates and any interest rate hedging practices in which we may engage;

•	the debt amortization payments and repayment of debt and settling of interest rate swaps we may make, if any;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	our ability to maintain long-term relationships with major refined product importers and exporters, major crude oil companies and major commodity traders, operators and liner companies;

•	the ability of our Manager to qualify for short- and long-term charter business with oil major charterers and oil traders, and drybulk operators and liner companies;

•	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term time charter;

•	our continued ability to enter into long-term, fixed-rate time charters with our charterers and to recharter our vessels as their existing charters expire at attractive rates;

•	the changes to the regulatory requirements applicable to the shipping and oil transportation industry, including, without limitation, stricter requirements adopted by international organizations, such as the International Maritime Organization and the European Union, or by individual countries or charterers and actions taken by regulatory authorities and governing such areas as safety and environmental compliance;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, including with new environmental regulations and standards being introduced, as well as with standard regulations imposed by our charterers applicable to our business;

•	the impact of heightened regulations and the actions of regulators and other government authorities, including anti-corruption laws and regulations, as well as sanctions and other governmental actions;

•	our anticipated general and administrative expenses and our costs and expenses under the management agreements and the administrative services agreement with our Manager, and for reimbursement for fees and costs of Capital GP L.L.C., our general partner;

•	increases in costs and expenses, including but not limited to crew wages, insurance, provisions, port expenses, lubricating oil, bunkers, repairs, maintenance and general and administrative expenses;

•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;

•	the impact on operating expenses of the floating fee structure under which an increasing number of our vessels are managed;

•	potential increases in costs and expenses under our management agreements following expiration and/or renewal of such agreements in connection with certain of our vessels;

•	the impact of heightened environmental and quality concerns of insurance underwriters and charterers;

•	the anticipated taxation of our partnership and distributions to our common and Class B unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	expected demand in the shipping sectors in which we operate in general and the demand for our crude oil and product tankers, container and drybulk vessels in particular;

•	the expected lifespan and condition of our vessels;

•	our ability to employ and retain key employees;

•	our track record, and past and future performance, in safety, environmental and regulatory matters;

•	potential liability and costs due to environmental, safety and other incidents involving our vessels;

•	the effects of increasing emphasis on environmental and safety concerns by customers, governments and others, as well as changes in maritime regulations and standards;

•	expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•	our transition in leadership following Mr. Gerasimos (Jerry) Kalogiratos’ appointment as Chief Executive Officer and Chief Financial Officer;

•	the performance and expected cost savings of the vessels we have acquired or expect to acquire from CMTC, including three newbuild Daewoo 9,160 TEU eco-flex containerships (collectively, the “Dropdown Containerships”), and two newbuild Samsung eco medium range product tankers (collectively, the “Dropdown Tankers” and, together with the Dropdown Containerships, the “Dropdown Vessels”), and any new technologies incorporated into their construction, at least some of which may not have yet been tested; and

•	future sales of our units in the public market.

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore, involve a number of risks and uncertainties, including those risks discussed in “Item 3D: Risk Factors” below. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

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

We have derived the following selected historical financial data for the three years ended December 31, 2015, and as of December 31, 2015 and 2014, from our audited consolidated financial statements (the “Financial Statements”), appearing elsewhere in this Annual Report. The historical financial data presented for the years ended December 31, 2012 and 2011 and as of December 31, 2013, 2012 and 2011 have been derived from audited financial statements not included in this Annual Report and are provided for comparison purposes only. Our historical results are not necessarily indicative of the results that may be expected in the future. Different factors affect our results of operations, including among others, the number of vessels in our fleet, prevailing charter rates, management and administrative services fees, as well as financing arrangements we enter into. Consequently, the below table should be read together with, and is qualified in its entirety by reference to, the Financial Statements and the accompanying notes included elsewhere in this Annual Report. The below table should also be read together with “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Our Financial Statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) as described in Note 2 (Significant Accounting Policies) to the Financial Statements included herein. All numbers are in thousands of U.S. Dollars, except numbers of units and earnings per unit.

	Year ended December 31,
	2015	2014	2013	2012	2011
Income Statement Data:
Revenues	$156,613	$119,907	$116,520	$84,012	$98,517
Revenues – related party	63,731	72,870	54,974	69,938	31,799
Total revenues	220,344	192,777	171,494	153,950	130,316
Expenses:
Voyage expenses (1)	6,479	5,907	5,776	5,114	11,565
Voyage expenses—related party (1)	411	338	314	554	165
Vessel operating expenses (2)	58,625	48,714	38,284	22,126	4,949
Vessel operating expenses—related party (2)	11,708	13,315	17,039	23,634	30,516
General and administrative expenses	6,608	6,316	9,477	9,159	10,609
Loss / (gain) on sale of vessels to third parties	—	—	7,073	(1,296)	—
Vessel depreciation and amortization	62,707	57,476	52,208	48,235	37,214
Vessels’ impairment charge (5)	—	—	—	43,178	—

Total operating expenses	146,538	132,066	130,171	150,704	95,018

Operating income	73,806	60,711	41,323	3,246	35,298
Gain from bargain purchase	—	—	42,256	—	82,453
Gain on sale of claim	—	—	31,356	—	—
Interest expense and finance costs	(20,143)	(19,225)	(15,991)	(26,658)	(33,820)
Gain on interest rate swap agreement	—	—	4	1,448	2,310
Other income	1,747	2,526	533	775	879

	Year ended December 31,
	2015	2014	2013	2012	2011
Partnership’s net income / (loss)	$55,410	$44,012	$99,481	$(21,189)	$87,120
Class B unit holders’ interest in our net income	11,334	14,042	18,805	10,809	—
General partner’s interest in our net income / (loss)	879	593	1,598	(640)	1,742
Limited and subordinated unit holders’ interest in our net income / (loss)	43,197	29,377	79,078	(31,358)	85,378
Net income / (loss) allocable to limited partner per:
Common unit basic	0.38	0.31	1.04	(0.46)	1.78
Common unit diluted	0.38	0.31	1.01	(0.46)	1.78
Weighted–average units outstanding basic
Common units	115,030,879	93,353,168	75,645,207	68,256,072	47,138,336
Weighted–average units outstanding diluted
Common units	115,030,879	93,353,168	97,369,136	68,256,072	47,138,336
Balance Sheet Data (at end of the year):
Fixed assets(3)(5)(10)	$1,333,657	$1,186,711	$1,176,819	$959,550	$1,073,986
Total assets(15)	1,555,875	1,489,853	1,397,721	1,068,510	1,194,352
Total long-term liabilities(15)	556,809	572,545	578,186	459,262	621,894
Total partners’ capital (3)(4)(6)(7)(8)(9)(11)(12)(13)(14)	937,820	872,561	781,426	573,828	517,326
Number of units	135,832,778	120,427,778	109,128,388	86,343,388	70,787,834
Common units	120,409,456	104,079,960	88,440,710	69,372,077	69,372,077
Class B units	12,983,333	14,223,737	18,922,221	15,555,554	—
General Partner units	2,439,989	2,124,081	1,765,457	1,415,757	1,415,757
Dividends declared per common unit	$0.94	$0.93	$0.93	$0.93	$0.93
Dividends declared per class B unit	0.87	0.86	0.86	0.48	—

Cash Flow Data:
Net cash provided by operating activities	134,209	125,277	129,576	84,798	56,539
Net cash (used in) / provided by investing activities	(209,937)	(30,327)	(335,346)	15,935	(16,656)
Net cash provided by / (used in) financing activities	1,719	5,277	226,191	(110,552)	(18,984)

(1)	Voyage expenses primarily consist of commissions, port expenses, canal dues and bunkers.
(2)	Vessel operating expenses consist of management fees payable to our Manager pursuant to the terms of our three separate management agreements and actual operating expenses such as crewing, repairs and maintenance, insurance, stores, spares, lubricants and other operating expenses incurred in respect of our vessels.
(3)	On June 9, 2011, we completed the acquisition of Patroklos Marine Corp., the vessel owning company of the M/V Cape Agamemnon, from Capital Maritime. The acquisition was funded through $1.5 million from available cash and the incurrence of $25.0 million of debt under a new credit facility entered into in 2011 (as amended, the “2011 credit facility”), as well as through the issuance of 6,958,000 common units to Capital Maritime. In connection with this transaction, we issued an additional 142,000 common units, which were converted into general partner units and delivered to our general partner in order for it to maintain its 2% interest in us. On September 30, 2011, we completed a merger with Crude Carriers Corp., a corporation incorporated in 2009 under the laws of the Marshall Islands (“Crude Carriers” or “Crude”), in a unit-for-share transaction. The exchange ratio was 1.56 of our common units for each Crude Carriers share.
(4)	In May and June 2012, we issued a total of 15,555,554 Class B units to a group of investors, including Capital Maritime, and received net proceeds of $136.4 million, which, together with $13.2 million from our available cash, were used to prepay bank debt of $149.6 million.
(5)	In December 2012, we acquired Capital Maritime’s vessel-owning companies of the M/V Archimidis and the M/V Agamemnon, in exchange for our vessel-owning companies of M/T Alexander the Great and M/T Achilleas, two Very Large Crude Carriers (“VLCC”). As a consequence of this exchange, we recognized an impairment charge of $43.2 million, which was the result of the difference between the carrying and the fair market value of the M/T Alexander the Great and M/T Achilleas on the date of the exchange.

(6)	In March 2013, we issued a total of 9,100,000 Class B units to a group of investors, including Capital Maritime, and received net proceeds of $72.6 million, which, together with a $54.0 million draw down under our existing $350.0 million credit facility entered into in 2008 (as amended, the “2008 credit facility”) and $3.4 million from available cash, were used to acquire from Capital Maritime the shares of two separate vessel-owning companies, each of which owns a 5,000 twenty foot equivalent (“TEU”) high specification container vessel, built in 2013, at a price of $65.0 million each.
(7)	In August 2013, we completed an equity offering of 13,685,000 common units, which included the full exercise of the underwriters’ overallotment option of 1,785,000 common units, receiving net proceeds of $119.8 million after deducting expenses related to the offering. The net proceeds, together with a $75.0 million draw down under our $225.0 million term loan facility entered into in 2013 (as amended, the “2013 credit facility”) and $0.2 million from available cash, were used to acquire from Capital Maritime three vessel-owning companies, each of which owned a 5,000 TEU high specification container vessel, built in 2013, at a price of $65.0 million each.
(8)	In August 2013, our sponsor converted 349,700 common units into general partner units and delivered such units to our general partner in order for it to maintain its 2% interest in us.
(9)	During 2013, certain holders of our Class B Units converted an aggregate of 5,733,333 Class B Units into common units in accordance with the terms of the partnership agreement.
(10)	In November 2013, we sold the M/T Agamemnon II (51,238 dwt IMO II/III Chemical Product Tanker built 2008, STX Shipbuilding & Offshore, S. Korea) at a price of $33.5 million to unaffiliated third parties. In November 2013, we acquired an eco-type MR product tanker, the M/T Aristotelis (51,604 dwt IMO II/III Chemical Product Tanker built 2013, Hyundai Mipo Dockyard Ltd, S. Korea). The acquisition price of $38.0 million was funded from the sale proceeds of the M/T Agamemnon II and our available cash. The M/T Aristotelis replaced the M/T Agamemnon II as a security under our $370.0 million credit facility entered into in 2007 (as amended, the “2007 credit facility”).
(11)	In September 2014, we completed an equity offering of 17,250,000 common units, which included the full exercise of the underwriters’ overallotment option of 2,250,000 common units, receiving net proceeds of $173.5 million after deducting expenses related to the offering. The net proceeds were used to repurchase from Capital Maritime 5,950,610 common units at an aggregate price of $60.0 million and to cancel such common units. Furthermore, we used the amount of $30.2 million of the net proceeds of the offering as an advance payment to Capital Maritime in connection with the acquisition of the Dropdown Vessels, four of which were delivered between March and September 2015 and the fifth of which is expected to be delivered in February 2016. The total acquisition cost for these five vessels was $311.5 million. The remaining proceeds of this offering were used for general partnership purposes.
(12)	In 2015 and 2014, our sponsor converted 315,908 and 358,624 common units, respectively, into general partner units and delivered such units to our general partner in order for it to maintain its 2% interest in us.
(13)	During 2015 and 2014, various holders of our Class B Units, including Capital Maritime, converted an aggregate of 1,240,404 and 4,698,484 Class B Units into common units, respectively, in accordance with the terms of the partnership agreement.
(14)	In April 2015, we completed an equity offering of 14,555,000 common units, including 1,100,000 common units sold to Capital Maritime and 1,755,000 common units representing the overallotment option, at a net price of $9.53 per common unit, and received net proceeds before expenses of $133.3 million. The net proceeds were used to prepay the quarterly installments scheduled for 2016 and the first quarter of 2017 under our 2007, 2008 and 2011 credit facilities and to pay related fees and expenses and for general partnership purposes.
(15)	We have early adopted the new standard Accounting Standards Update (“ASU”) 2015-03, Interest-Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs, retrospectively during the fourth quarter of 2015. The guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts, instead of presenting debt issuance costs as long-term assets on the consolidated balance sheets. The recognition and measurement guidance for debt issuance costs is not affected. Therefore, these costs will continue to be amortized as interest expense using the effective interest method.

Please read Note 2 (Significant Accounting Policies), Note 3 (Acquisitions), Note 5 (Fixed Assets), Note 7 (Long-Term Debt), and Note 12 (Partners’ Capital) to our Financial Statements included herein for additional information.

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

RISKS RELATING TO THE TANKER INDUSTRY

Global economic conditions may have a material adverse effect on our ability to pay distributions, as well as on our business, financial position and results of operations, and, along with changes in the oil markets, could result in decreased demand for our vessels and services, and could materially affect our ability to recharter our vessels at favorable rates.

Oil has been one of the world’s primary energy sources for a number of decades. The global economic growth of previous years had a significant impact on the demand for oil and subsequently on the oil trade and shipping demand. However, the past several years were marked by a major economic slowdown which has had, and continues to have, a significant impact on world trade, including the oil trade. Global economic conditions remain fragile with significant uncertainty remaining with respect to recovery prospects, levels of recovery and long-term economic growth effects. In particular, the uncertainty surrounding the recovery prospects of the Euro zone and the United States, and the recent economic slowdown in China and other emerging markets are all expected to affect demand for product and crude tankers going forward. Demand for oil and refined petroleum products has recently rebounded on the back of lower oil prices, but there remains a general long-term global trend towards energy efficient technologies and alternative sources of energy. Future oil demand is expected to come primarily from emerging markets which have been historically volatile, and a slowdown in these economies, such as recently in China, may severely affect global oil demand growth, and may result in protracted, reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

If global economic conditions deteriorate or oil prices increase and, as a result, the rate of growth for the demand of oil and oil products decreases, we may not be able to operate our vessels profitably or employ our vessels at favorable charter rates as they come up for rechartering. In the long term, oil demand may also be reduced by an increased reliance on alternative energy sources or a drive for increased efficiency in the use of oil as a result of environmental concerns or high oil prices. Furthermore, a significant decrease in the market value of our vessels may cause us to recognize losses if any of our vessels are sold or if their values are impaired, and may affect our ability to comply with our loan covenants. A deterioration of the current economic and market conditions or a negative change in global economic conditions or the product or crude tanker markets would be expected to have a material adverse effect on our business, financial position, results of operations and ability to make cash distributions and comply with our loan covenants, as well as our future prospects and ability to grow our fleet.

Charter rates for tanker vessels are highly volatile and may decrease in the future, which may adversely affect our earnings and our ability to make cash distributions, as we may not be able to recharter our vessels or we may not be able to recharter them at competitive rates.

The shipping industry is cyclical, which may result in volatility in charter hire rates and vessel values. We may not be able to successfully charter our vessels in the future or renew existing charters at the same or similar rates. Charter hires are currently close to average historical rates, but may decrease in the future, which may adversely affect our earnings as we may not be able to recharter our vessels for period charters at competitive rates or at all. We are particularly exposed to the fundamentals of the product and crude tanker markets as the majority of the vessels in our fleet are tankers. We may only be able to recharter these vessels at reduced or unprofitable rates as their current charters expire, or we may not be able to recharter these vessels at all. In the event the current rate environment changes and charterers do not display an interest in chartering vessels for longer periods at improved rates, we may not be able to obtain competitive rates for our vessels and our earnings and distributions may be adversely affected. Even if we manage to successfully charter our vessels in the future, our charterers may go bankrupt or fail to perform their obligations under the charter agreements, they may delay payments or suspend payments altogether, they may terminate the charter agreements prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the charters. If we are required to enter into a charter when charter hire rates are low, our results of operations and our ability to make cash distributions to our unitholders could be adversely affected.

Alternatively, we may have to deploy these vessels in the spot market, which, although common in the tanker industry, is cyclical and highly volatile, with rates fluctuating significantly based upon demand for oil and oil products and tanker supply, among others. In the past, the spot market has also experienced periods when spot rates have declined below the operating cost of vessels. The successful operation of our vessels in the spot market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters or traveling unladen to pick up cargo. Furthermore, as charter rates for spot charters are fixed for a single voyage of up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

The demand for period charters may not increase and the tanker charter market may not significantly improve or may decline. The occurrence of any of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to meet our obligations and to make cash distributions.

In addition, the market value and charter hire rates of product and crude oil tankers can fluctuate substantially over time due to a number of different factors outside of our control, including:

•	the supply for oil and oil products, which is influenced by, among others, international economic activity, geographic changes in oil production, processing and consumption, oil price levels, inventory policies of the major oil and oil trading companies, competition from alternative sources of energy and strategic inventory policies of countries such as the United States, China and India;

•	the demand for oil and oil products;

•	regional availability of refining capacity;

•	prevailing economic conditions in the market in which the vessel trades;

•	availability of credit to charterers and traders in order to finance expenses associated with the relevant trades;

•	regulatory change;

•	lower levels of demand for the seaborne transportation of refined products and crude oil;

•	increases in the supply of vessel capacity; and

•	the cost of retrofitting or modifying existing ships, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

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

The market supply of tankers is affected by a number of factors, such as demand for energy resources and primarily oil and petroleum products, level of charter hire rates, asset and newbuilding prices, availability of financing as well as overall economic growth in parts of the world economy, including Asia, and has been increasing as a result of the delivery of substantial newbuilding orders over the last few years. Newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through to 2015. In addition, Clarkson Research Services Limited estimates that the newbuilding order book, which extends to 2020, increased significantly during 2015 and equals approximately 19.2% of the existing world tanker fleet and the order book may increase further in proportion to the existing fleet. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. If such a reduction occurs, we may only be able to recharter our vessels at reduced or unprofitable rates as their current charters expire, or we may not be able to charter these vessels at all. A reduction in charter rates and the value of our vessels may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

A number of third-party owners have ordered and taken delivery of so-called “eco-type” vessel designs, which offer substantial bunker savings as compared to older designs. Increased demand for and supply of “eco-type” vessels could reduce demand for our vessels that are not classified as such and expose us to lower vessel utilization and/or decreased charter rates.

According to Clarkson Research Services Limited, the product tanker newbuilding order book as of December 2015 is estimated at 379 vessels or 14.0% of the current product tanker fleet. The majority of these orders are based on new vessel designs, which purport to offer material bunker savings compared to older designs, which include certain of our vessels. Such savings could result in a substantial reduction of bunker cost for charterers. As the supply of such “eco-type” vessel increases and if charterers prefer such vessels over our vessels that are not classified as such, this may reduce demand for our non-“eco-type” vessels, impair our ability to recharter such vessels at competitive rates and have a material adverse effect on our cash flows and operations.

RISKS RELATED TO THE DRYBULK INDUSTRY

We are exposed to various risks in the international drybulk shipping industry, which is cyclical and volatile.

Since our acquisition of the M/V Cape Agamemnon from Capital Maritime in June 2011, we have been subject to various risks of the drybulk shipping industry. The drybulk shipping industry is cyclical with attendant volatility in charter rates, vessel values and profitability. In addition, the degree of charter hire rate volatility among different types of drybulk carriers has varied widely. After reaching historical highs in mid-2008, charter hire rates for capesize drybulk carriers such as the M/V Cape Agamemnon have been decreasing and are currently at historically low levels. The M/V Cape Agamemnon is currently deployed on a period time charter. In the future we may have to charter it pursuant to short-term time charters, and may be exposed to changes in spot market and short-term charter rates for drybulk carriers, and such changes may affect our earnings and the value of the M/V Cape Agamemnon at any given time.

Moreover, the factors affecting the supply and demand for drybulk vessels are outside of our control and are difficult to predict with confidence. As a result, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include, among others:

•	supply and demand for drybulk products;

•	economic growth in China and other developing economies;

•	changes in global production of products transported by drybulk vessels;

•	seaborne and other transportation patterns, including the distances over which drybulk cargoes are transported and changes in such patterns and distances;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

Factors that influence the supply of vessel capacity include, among others:

•	the number of newbuild deliveries, which among other factors relates to the ability of shipyards to deliver newbuilds by contracted delivery dates and the ability of purchasers to finance such newbuilds;

•	the scrapping rate of older vessels;

•	the number of vessels that are in or out of service, including due to vessel casualties;

•	changes in environmental and other regulations and standards that may limit the profitability, operations or useful lives of vessels; and
•	port and canal congestion and closures.

We currently anticipate that the future demand for the M/V Cape Agamemnon following completion of its charter and, in turn, drybulk charter rates, will be dependent, among other things, upon the rate of economic growth in the global economy including the world’s developing economies such as China, India, Brazil and Russia, seasonal and regional changes in demand, changes in the capacity of the global drybulk vessel fleet and the sources and supply of drybulk cargo to be transported by sea. A decline in demand for commodities transported in drybulk vessels or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our business, financial condition and results of operations.

The M/V Cape Agamemnon is currently chartered at rates that are at a substantial premium to the spot and period market, and the loss of this charter could result in a significant loss of expected future revenues and cash flows.

The M/V Cape Agamemnon is currently under a 10-year time charter to Cosco Bulk Carrier Co. Ltd. (“Cosco”), an affiliate of the China Ocean Shipping (Group) Company (“COSCO Group”) and one of the largest drybulk charterers globally, which commenced in July 2010 and was amended in November 2011. The earliest expiry date under the charter is June 2020. Since the charter amendment in November 2011, the gross charter rate is a flat rate of $42,200 per day.

Cosco has faced financial difficulties, incurring losses in recent years, and is in the process of merging with China Shipping (Group) Co. The loss of this customer could result in a significant loss of revenues, cash flow and affect our ability to maintain or improve distributions in the long term. We could lose this customer or the benefits of the charter entered into with it if, among other things:

•	the customer is unable or unwilling to perform its obligations under the charter, including the payment of the agreed rates in a timely manner;

•	the customer continues to face financial difficulties forcing it to declare bankruptcy, to restructure its operations or to default under the charter;

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer seeks to re-negotiate the terms of the charter agreement due to prevailing economic and market conditions or due to continued poor performance by the charterer;

•	the customer exercises certain rights to terminate the charter;

•	the customer terminates the charter because we fail to comply with the terms of the charter, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter;

•	a prolonged force majeure event affecting the customer, including war or political unrest prevents us from performing services for that customer; or

•	the customer terminates the charter because we fail to comply with the safety and regulatory criteria of the charterer or the rules and regulations of various maritime organizations and bodies.

In the event we lose the benefit of the charter with Cosco prior to its expiration date, we would have to recharter the vessel at the then prevailing charter rates. In such event, we may not be able to obtain competitive, or profitable, rates for this vessel, if at all, which would result in a significant loss of expected future revenues and cash flows. This could adversely affect our ability to service our debt or to make cash distributions.

A negative change in the economic conditions in the United States, the European Union or the Asian region, especially in China, Japan or India, could reduce drybulk trade and demand, which could reduce charter rates and have a material adverse effect on our business, financial condition and results of operations.

A significant number of the port calls made by capesize bulk carriers involve the loading or discharging of raw materials in ports in the Asian region, particularly China, Japan and India. As a result, a negative change in economic conditions in any Asian country, particularly China, Japan or India, could have a material adverse effect on our business, financial position and results of operations, as well as our future prospects, by reducing demand and, as a result, charter rates and affecting our ability to recharter the M/V Cape Agamemnon at a profitable rate. In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving force behind increases in marine drybulk trade and the demand for drybulk vessels. If economic growth declines in China, Japan, India and other countries in the Asian region, we may face decreases in such drybulk trade and demand. For example, the recent slowdown of the Chinese economy has adversely affected demand for capesize bulk carriers and, as a result, spot and period rates, as well as asset values are currently at historical low levels. Moreover, a slowdown in the United States and Japanese economies or the economies of the European Union, as has occurred recently, or certain Asian countries will likely adversely affect economic growth in China, India and elsewhere. Such an economic downturn in any of these countries could have a material adverse effect on our business, financial condition and results of operations.

An oversupply of drybulk vessel capacity may lead to reductions in charter rates and profitability.

The market supply of drybulk vessels has been increasing, and the number of drybulk vessels on order as of December 2015, was estimated by market sources to be approximately 16.3% of the then-existing global drybulk fleet in terms of dwt, with deliveries expected mainly during the succeeding 24 months, although available data with regard to cancellations of existing newbuild orders or delays of newbuild deliveries are not always accurate or may not be readily available.

Despite increased demolition of older drybulk vessels between 2011 and 2015, the drybulk fleet continues to grow. An oversupply of drybulk vessel capacity will likely result in a protracted weakness for dry bulk charter hire rates. Upon the expiration of its current period time charter in June 2020, if we cannot enter into a new period time charter for the M/V Cape Agamemnon on acceptable terms, we may have to secure charters in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter the vessel at all.

The international drybulk shipping industry is highly competitive, and with only one drybulk vessel in our fleet, we may not be able to compete successfully for charters with established companies with greater resources, and we may not be able to successfully operate the vessel.

We have historically owned tanker vessels and have been active in the tanker market only. We employ the M/V Cape Agamemnon in the highly competitive drybulk market, which is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of which have substantially greater resources than we have or will have. Competition for the transportation of drybulk cargo by sea is intense and depends on price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel. In this highly fragmented market, companies operating larger fleets, as well as additional competitors with greater resources may be able to offer lower charter rates than we are able to offer, which could have a material adverse effect on our ability to utilize the M/V Cape Agamemnon and, accordingly, its profitability.

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

With the exception of the M/V Cape Agamemnon, we have historically owned tanker vessels and have been active in the tanker market only. Since December 2012, we have acquired nine container vessels from Capital Maritime (with an additional tenth container vessel expected to be delivered in February 2016) and have become subject to various risks of the container shipping industry. We employ the nine container vessels we currently own in the container shipping market in which we had limited experience prior to 2012. The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates and profitability and demand for our vessels depends on demand for the shipment of cargoes in containers and, in turn, containerships. Containership charter rates peaked in 2005 but have declined sharply and have remained low throughout 2015, as the impact of the slowdowns in the European and Chinese economies have affected international trade, including exports from China to Europe and the United States, and have been subject to downward fluctuations, which in many cases have resulted in historical lows. Liner companies have experienced a substantial drop-off in container shipping activity, resulting in decreased average freight rates since the second half of 2011, and the continuation of such decreased freight rates or any further declines in freight rates would negatively affect the liner companies to which we charter our containerships. Variations in containership charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products transported by containerships. The economics of the container business have also been affected negatively by the large number of containership newbuild vessels ordered over the last few years, including a number of “ultra large container vessels”. Since the second half of 2015, a slowdown in demand in certain key container trade routes, including the Asia to Europe route at a time of increased vessel supply has resulted in an increase of the idle container fleet to 6.8%, which is the highest since early 2010. Accordingly, weak conditions in the containership sector may affect our business, results of operations, financial condition and ability to make cash distributions and service our debt.

The decline in the containership market has affected the major liner companies and the value of container vessels, which follow the trends of freight rates and containership charter rates, and can affect the earnings on our charters, and similarly, our cash flows and liquidity. The decline in the containership charter market has had and may continue to have additional adverse consequences for the container industry, including a less active secondhand market for the sale of vessels and charterers not performing under, or requesting modifications of, existing time charters. A further downturn in the container shipping industry could adversely affect our business, results of operations, financial condition and our ability to make cash distributions, and to service or refinance our debt.

Our ability to recharter our containerships upon the expiration or termination of their current time charters and the charter rates payable under any renewal options or replacement time charters will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by consumer demand for products shipped in containers and the overall supply of container vessels. If the charter market is depressed when our containerships’ time charters expire, we may be forced to recharter our containerships at reduced or even unprofitable rates, or we may not be able to recharter them at all, which may reduce or eliminate our earnings or make our earnings volatile. We will face the same issues if we acquire additional vessels and attempt to obtain multi-year time charters as part of our acquisition and financing plan.

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

Factors that influence demand for containership capacity include, among others:

•	supply and demand for products suitable for shipping in containers;

•	changes in global production of products transported by containerships;

•	seaborne and other transportation patterns, including the distances over which container cargoes are transported and changes in such patterns and distances;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	environmental and other regulatory developments;

•	currency exchange rates;

•	weather; and

•	cost of bunkers.

Factors that influence the supply of containership capacity include, among others:

•	the number of newbuilding orders and deliveries;

•	the extent of newbuilding vessel deferrals;

•	the scrapping rate of containerships;

•	newbuilding prices and containership owner access to capital to finance the construction of newbuildings;

•	charter rates and the price of steel and other raw materials;

•	changes in environmental and other regulations and standards that may limit the profitability, operations or useful life of containerships;

•	the number of containerships that are slow-steaming or extra slow-steaming to conserve fuel;

•	the number of containerships that are off-charter;

•	port and canal congestion and closures; and

•	demand for fleet renewal.

An oversupply of containership capacity may prolong or further depress current charter rates and adversely affect our ability to recharter our existing containerships at profitable rates or at all.

From 2005 through the first quarter of 2010, the size of the containership order-book was at historically high levels. Although order-book volume dropped during 2011 to relatively low levels compared to previous years, as of December 31, 2015 the order-book is still at almost 19.1% of the existing fleet and deliveries of vessels ordered will significantly increase the size of the container fleet over the next year. Additionally, a substantial number of container vessels are currently idle and the potential reactivation of the idle fleet may result in a prolonged period of lower charter rates or in a reduction of charter rates. An oversupply of newbuilding vessels and/or rechartered or idle containership capacity entering the market, combined with any future decline in the demand for containerships, may result in a reduction of charter rates and may decrease our ability to recharter our containerships other than for reduced rates or unprofitable rates or to recharter our containerships at all.

A number of third-party owners have ordered and taken delivery of so-called “eco-type” vessel designs, which offer substantial bunker savings, higher container intake as compared to older designs and comply with the latest regulatory and charterers’ requirements. Increased demand for and supply of “eco-type” vessels could reduce demand for our vessels that are not classified as such and expose us to lower vessel utilization and/or decreased charter rates.

According to Clarkson Research Services Limited, the container vessel newbuilding order book as of December 2015 is estimated at 455 vessels or 19.1% of the current container fleet. The majority of these orders are based on new vessel designs, which purport to offer material bunker savings compared to older designs and higher container intakes, which include certain of our vessels. Such savings could result in a substantial reduction of bunker cost for charterers on a per unit basis. In addition, older designs may require additional capital expenditure in order to comply with regulatory and charterers’ requirements such as the installation of Alternative Maritime Power (AMP) or other equipment and/or modifications. As the supply of such “eco-type” vessel increases, if charterers prefer such vessels over our vessels that are not classified as such, this may reduce demand for our non-“eco-type” vessels, impair our ability to recharter such vessels at competitive rates and have a material adverse effect on our cash flows and operations.

We are dependent on our container carrier vessel charterers fulfilling their obligations under their agreements with us, and their inability or unwillingness to honor these obligations could reduce our revenues and cash flow.

The nine container carrier vessels we presently own are currently under charters with Hyundai Merchant Marine Co. Ltd. (“HMM”) and CMA CGM Group (“CMA CGM”). Many liner companies, including our charterers, finance their activities through the incurrence of debt. Since 2008, there has been a significant decline in the credit markets and the availability of credit, and the equity markets have been volatile. In addition, the tanker and drybulk markets have been or are currently at historically low levels, which have negatively affected the profitability and balance sheet of such liner companies. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing and losses from other operations may result in a significant reduction in the ability of our charterers to make charter payments to us. We have been informed that HMM is developing a restructuring proposal and intends to engage in discussions with various parties, including its finance providers and the owners of its charter-in fleet. For the year ended December 31, 2015, our charters to HMM accounted for 21% of our revenues.

If we lose a time charter because the charterer is unable to pay us or for any other reason, we may be unable to redeploy the related vessel on similarly favorable terms or at all. Also, we will not receive any revenues from such a vessel while it is unchartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it. The combination of any surplus of containership capacity and the expected increase in the size of the world containership fleet over the next few years may make it difficult to secure substitute employment for any of our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of containerships available at lower charter rates and lack of demand for our customers’ liner services could negatively affect our charterers’ willingness to perform their obligations under our time charters, which in many cases provide for charter rates significantly above current market rates. A failure of HMM or CMA CGM to comply with the terms of its respective charters, and our inability to replace such charters in a certain manner may, under certain circumstances, result in an event of default under our credit facilities. The loss of our charterers or a decline in payments under our time charters could have a material adverse effect on our business, results of operations, financial condition, revenues and cash flow and our ability to continue to grow and/or pay cash distributions to our unitholders.

Several of our container vessels are under charters at rates that are at a substantial premium to the spot and period market, and the loss of these charters could result in a significant loss of expected future revenues and cash flows.

The M/V Hyundai Premium, M/V Hyundai Paramount, M/V Hyundai Privilege, M/V Hyundai Platinum and M/V Prestige are each currently under 12-year time charters to HMM, at a gross charter rate of $29,350 per day, all of which commenced in the first half of 2013. The M/V CMA CGM Magdalena, M/V CMA CGM Uruguay and M/V CMA CGM Amazon are each under time charters for a minimum of five years to CMA CGM, at a gross charter rate of $39,250 per day, all of which were entered into in December 2013.

Recently, HMM and CMA CGM have each faced financial difficulties, and incurred losses and increased indebtedness, and we have been informed that HMM is developing a restructuring proposal. The loss of these customers could result in a significant loss of revenues, cash flows and our ability to maintain or improve distributions over the long term, and to service or refinance our debt. We could lose these customers or the benefits of the charters entered into with them if, among other things:

•	the customer is unable or unwilling to perform its obligations under the charters, including the payment of the agreed rates in a timely manner;

•	the customer continues to face financial difficulties forcing it to declare bankruptcy, restructure its operations or to default under the charters;

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer seeks to renegotiate the terms of the charter agreements due to prevailing economic and market conditions or due to continued poor performance by the charterer;

•	the customer exercises certain rights to terminate the charters;

•	the customer terminates the charters because we fail to comply with the terms of the charters, the vessels are lost or damaged beyond repair, there are serious deficiencies in the vessels or prolonged periods of off-hire, or we default under the charters;

•	a prolonged force majeure event affecting the customer, including war or political unrest prevents us from performing services for that customer; or

•	the customer terminates the charters because we fail to comply with the safety and regulatory criteria of the charterer or the rules and regulations of various maritime organizations and bodies.

In the event we lose the benefit of the charters with HMM, CMA CGM or both prior to their respective expiration date, we would have to recharter the vessels at the then prevailing charter rates. In such event, we may not be able to obtain competitive, or even profitable, rates for these vessels or we may not be able to recharter these vessels at all and our earnings and ability to grow or make cash distributions, and to service or refinance our debt may be adversely affected.

A decrease in the level of China’s export of goods or an increase in trade protectionism globally could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China exports considerably more goods than it imports. Our containerships are deployed on routes involving containerized trade in and out of emerging markets, and our charterers’ container shipping and business revenue may be derived from the shipment of goods from the Asia Pacific region to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China’s exports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease in demand for container shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

For instance, China recently enacted a new tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The new regulation broadens the range of international transportation companies who may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations by China may result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped from our charterers through China, which would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

Our operations expose us to the risk that increased trade protectionism from China or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the recent economic downturn returns, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from China, (ii) the length of time required to deliver goods from China and (iii) the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped. Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay cash distributions to our unitholders.

Containership values have been volatile over the last five years and have decreased during the last six months. Containership values may decrease further and over time may fluctuate substantially. If these values are low at a time when we are attempting to dispose of a vessel, we could incur a loss.

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

Our growth and our ability to recharter our containerships depend on our ability to expand relationships with existing customers and develop relationships with new customers, for which we will face substantial competition.

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

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

We may not be able to grow or to effectively manage our growth.

Our future growth will depend upon a number of factors, some of which we cannot control. These factors include our ability to:

•	capitalize on opportunities in the container, crude and product tanker markets by fixing period charters for our vessels at attractive rates;

•	identify businesses engaged in managing, operating or owning vessels for acquisitions or joint ventures;

•	identify vessels and/or shipping companies for acquisitions;

•	access capital markets, including equity and debt capital markets;

•	access financing and obtain required financing for existing and new operations, including refinancing of existing indebtedness;

•	integrate any acquired businesses or vessels successfully with existing operations;

•	hire, train and retain qualified personnel to manage, maintain and operate our business and fleet;

•	identify additional new markets;

•	improve operating and financial systems and controls;

•	complete accretive transactions in the future; and

•	maintain our commercial and technical management agreements with Capital Maritime or other competent managers.

Our ability to grow is in part dependent on our ability to expand our fleet through acquisitions of suitable vessels. We may not be able to acquire newbuildings or secondhand vessels on favorable terms, which could impede our growth and negatively impact our financial condition and ability to pay cash distributions. We may not be able to contract for newbuildings or locate suitable vessels or negotiate acceptable construction or purchase contracts with shipyards and owners, or obtain financing for such acquisitions on economically acceptable terms, or at all. See also “—Risks Related to Financing Activities—We rely on the master limited partnership (“MLP”) structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt. The recent drop in energy prices has, among other factors, caused increased volatility and contributed to a dislocation in pricing for MLPs. The depressed trading price of our common units may affect our ability to access capital markets and, as a result, our ability to pay distributions or repay our debt”.

The failure to effectively identify, purchase, develop, employ and integrate any vessels or businesses could adversely affect our business, financial condition and results of operations and our ability to make cash distributions.

Fees and cost reimbursements paid by us to Capital Ship Management, a subsidiary of Capital Maritime, for services provided to us and certain of our subsidiaries are substantial, fluctuate, cannot be easily predicted and may reduce our cash available for distribution to our unitholders.

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

The expenses incurred under our three management agreements depend upon a variety of factors, many of which are beyond our or our Manager’s control. Some of these costs, primarily relating to crewing, insurance and enhanced security measures, have been increasing and may increase in the future. Rises in any of these costs would decrease our earnings, cash flows and the amount of cash available for distribution to our unitholders.

We expect that as the fixed fee management agreement expires for six of our vessels currently managed under it, such vessels, and any additional acquisitions we make in the future, will be managed under floating fee management agreements, on similar terms to the ones currently in place. It is possible that the level of our operating costs may materially change following any such renewal. Any increase in the costs and expenses associated with the provision of these services by our Manager in the future, such as the condition and age of our vessels, or costs of crews for our time chartered vessels and insurance, will lead to an increase in the fees we would have to pay to Capital Ship Management or another third party under any new agreements.

The payment of fees to Capital Ship Management and compensation for expenses and liabilities incurred on our behalf, as well as the costs associated with future dry-dockings and/or intermediate surveys on our vessels, which are expected to be significant, could adversely affect our business, financial condition and results of operations, including our ability to make cash distributions.

We cannot assure you that we will pay any distributions.

We currently observe a cash dividend and cash distribution policy implemented by our board of directors. The actual declaration of future cash distributions, and the establishment of record and payment dates, is subject to the terms of the partnership agreement and final determination by our board of directors each quarter after its review of financial performance. Our ability to grow and pay distributions in any period will depend upon factors, including, but not limited to, our financial condition, results of operations, prospects and applicable provisions of Marshall Islands law. Further, holders of our common units are subject to the prior distribution rights of any holders of our preferred units then outstanding. As of the date of this Annual Report, there were 12,983,333 Class B Units issued and outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Class B Units. We may not have sufficient cash available each quarter to pay the declared quarterly distribution per Class B or per common unit following establishment of cash reserves and payment of fees and expenses.

The timing and amount of distributions, if any, could be affected by factors affecting cash flows, results of operations, required capital expenditures, compliance with our loan covenants, or reserves. Maintaining the distribution policy will depend on shipping market developments and the charter rates we earn when we recharter our vessels, our cash earnings, financial condition and cash requirements, and could be affected by a variety of factors, including the loss of a vessel, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, refinancing or repayment of indebtedness, additional borrowings and compliance with our loan covenants, our anticipated future cost of capital and access to equity and debt capital markets including for the purposes of refinancing or repaying existing indebtedness, asset valuations or future issuances of securities, which may be beyond our control.

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

Our board of directors is authorized to issue additional classes or series of preferred units without the approval or consent of the holders of our common units. In addition, holders of the Class B Units have the right to convert all or a portion of their Class B Units at any time into common units. As of the date of this Annual Report, there were 12,983,333 Class B Units issued and outstanding. Any such actions as described above could adversely affect the market price of our common units.

Since 2011 our board of directors has elected not to deduct any replacement capital expenditures from our operating surplus. If this practice continues in the future, our growth and the future income generating capacity of our fleet may be significantly affected.

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

The amount of estimated capital expenditures deducted from operating surplus is subject to review and change by our board of directors, provided that any change must be approved by the conflicts committee of our board of directors. In years when estimated capital expenditures are higher than actual capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual capital expenditures were deducted from operating surplus. If our board of directors underestimates the appropriate level of estimated replacement capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures exceed our previous estimates.

Our board of directors has elected not to deduct any replacement capital expenditures from our operating surplus since 2011. If this practice continues in the future, it will likely affect our ability to acquire new vessels or replace a vessel in our fleet, as well as our future income generating capacity.

We separately account for maintenance capital expenditures required to maintain the operating capacity of our vessels including any costs associated with scheduled drydockings as part of our operating expenses. We may have to separately provide for estimated capital expenditures associated with drydocking and, in addition to estimated replacement capital expenditures, also deduct these from our operating surplus.

As our vessels come up for their scheduled drydockings the number of off-hire days of our fleet and operating expenses will increase and our cash available for distribution to our unitholders may decrease.

Once one of our vessels is put into drydock, it is automatically considered to be off-hire for the duration of the special or intermediate survey and associated drydocking, which means that for such period of time that vessel will not be earning any revenues. In 2015, 10 of our vessels were dry-docked with a total of 192 off-hire days. We expect five of our vessels to be put into drydock during 2016. During the drydocking of our vessels, we may incur certain costs, including, among other things, the installation of the ballast water treatment system for vessels (if or when applicable legislation comes into effect), the levels of which are not possible to predict, are not covered under our management agreements and which we will have to reimburse to our Manager. Consequently, as our vessels’ scheduled drydocking approaches, the number of off-hire days of our fleet and operating expenses increase, which may materially affect our cash available for distribution to our unitholders. In addition, we may decide to put any of our vessels into drydock before the scheduled drydocking date in anticipation of regulatory changes, opportunities in the charter market or if we deem that due to the position of the vessel, it will be less costly to put the vessel into drydock.

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

The government of a vessel’s registry could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay cash distributions.

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

We are responsible for the cost of fuel in the form of bunkers, which is a significant vessel expense, at any time our vessels are trading in the spot market, are off-hire or during the drydocking of any of our vessels. In addition, spot charter arrangements generally provide that the vessel owner, or pool operator where relevant, bear the cost of fuel. Because we do not intend to hedge our fuel costs, an increase in the price of fuel beyond our expectations may adversely affect our profitability, cash flows and ability to pay cash distributions. The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments, supply and demand for oil and gas, actions by members of the Organization of the Petroleum Exporting Countries (also known as OPEC) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Changes in the actual price of fuel at the time the charter is to be performed could result in the charter being performed at a significantly greater cost than originally anticipated and may result in losses or diminished profits.

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Determining a vessel’s efficiency includes considering its speed and fuel economy, while flexibility considerations include the ability to enter harbors, utilize related docking facilities and pass through canals and straits. A vessel’s physical life is related to the original design and construction, maintenance and the impact of the stress of its operations. If new ship designs currently promoted by shipyards as being more fuel efficient perform as promoted, or if new vessels are built in the future that are more efficient, or flexible, have increased capacity, or have longer physical lives than our current vessels, competition from these more technologically advanced vessels could adversely affect our ability to recharter our vessels, the amount of charter-hire payments that we receive for our vessels once their current charters expire and the resale value of our vessels. This could adversely affect our ability to service our debt or make cash distributions.

Matters Related to Investigations of Greek Professional Football (Soccer).

Our former Chairman and the founder and chairman of Capital Maritime, Evangelos M. Marinakis, has been the principal owner of the Greek professional football team Olympiacos since January 2011 and has served as President of Olympiacos since December 2010. Mr. Marinakis also was President of the Superleague Greece in which Olympiacos participates and Vice-President of the Hellenic Football Federation from August 2010 for a year. Since 2011, Greek authorities have investigated allegations of match-fixing and other improprieties related to professional football in Greece. Various individuals, including Mr. Marinakis, have been identified as subjects of these investigations. Mr. Marinakis has cooperated with the investigations and has denied any wrongdoing.

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

As we announced on June 12, 2015, Mr. Gerasimos (Jerry) Kalogiratos was appointed as Chief Executive Officer and Chief Financial Officer, succeeding Mr. Petros Christodoulou, who served as the Chief Executive Officer and Chief Financial Officer of the Partnership’s general partner between September 2014 and June 2015. Previously, Mr. Ioannis Lazaridis served in those positions between January 2007 and September 2014, and had been a key contributor to our performance. Although Mr. Kalogiratos’ appointment was unanimously approved by our board of directors and he has been involved with the Partnership since its inception, and Mr. Lazaridis remains non-executive chairman and a member of our board of directors, our business, results of operations, cash flows, financial condition, ability to make distributions and ability to retain key officers and employees could be adversely affected if we cannot effectively transition management responsibilities to Mr. Kalogiratos. Furthermore, leadership transitions can be inherently difficult to manage and may cause uncertainty or a disruption to our business or may increase the likelihood of turnover in key officers and employees. There can be no assurance that we will not experience disruptions arising from this leadership transition.

The Dropdown Vessels may not meet our design or cost savings expectations.

All Dropdown Vessels will have been delivered by February 2016. The Dropdown Vessels incorporate many technological and design features, such as new hull and propulsion designs, energy saving devices, de-rated electronic engines and other equipment not previously tested on our other vessels. Certain of the Dropdown Vessels were also constructed at shipyards and by vessel construction firms with which we have not previously worked. While we expect the acquisition of the Dropdown Vessels with such features will generate increased cost savings and, in turn, increase demand for our charters, there is no assurance that they will do so. For example, if the current trend of decreased costs for oil and bunkers were to continue, it could substantially reduce the cost savings these vessels are expected to deliver to our charterers. If they do not generate the cost reduction benefits that we anticipate, competition from vessels without these features, but with lower charter rates, could adversely affect the amount of charter hire payments we receive for the Dropdown Vessels and, in turn, our return on investment on such vessels. As a result, our business, results of operations, cash flows, financial condition and ability to make distributions could be adversely affected.

RISKS RELATING TO FINANCING ACTIVITIES

We may be harmed by any limitation in the availability of funding, as a result of a contraction of or volatility in financial markets or for any other reason. If we are unable to obtain financing or access the capital markets, we may be unable to complete any future purchases of vessels from Capital Maritime or from third parties, or pursue other potential growth opportunities.

A number of major financial institutions have experienced serious financial difficulties in recent years and, in some cases, have entered into bankruptcy proceedings or are or have been involved in regulatory enforcement actions. These difficulties resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties were compounded by financial turmoil affecting the world’s debt, credit and capital markets, and the general decline in the willingness by banks and other financial institutions to extend credit, particularly to the shipping industry due to the historically low vessel earnings and values, and, in part, due to changes in overall banking regulations (for example, Basel III). As a result, the ability of banks and credit institutions to finance new projects, including the acquisition of new vessels in the future, was uncertain for a time. A recurrence of global economic weakness may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

Furthermore, our ability to obtain bank financing or to access the capital markets for future equity or debt offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions, including weakened demand for, and increased supply of, product tankers, drybulk or container vessels, resulting from, among other things, general economic conditions, the financial condition of charterers and operators of vessels, weakness in the financial markets, and contingencies and uncertainties that are beyond our control. The restrictions imposed by our credit facilities, including the obligation to comply with certain collateral maintenance and other requirements, may further restrict our ability to access available financing. Continued access to the capital markets is not assured. If we are unable to obtain additional credit or draw down upon borrowing capacity, our ability to fund current and future obligations may be negatively impacted. In addition, the recent severe deterioration in the banking and credit markets resulted in potentially higher interest costs and overall limited availability of liquidity, which, if such conditions were to occur again, may further affect our ability to complete any future purchases of vessels from Capital Maritime or from third parties or to refinance our debt. Furthermore, banks and financial institutions have faced in the recent past financial difficulties and increased scrutiny by credit rating agencies, which has meant that available funding from banks has been, and may continue to be, relatively limited such that we may not be able to easily refinance our debt. Our failure to obtain the funds for necessary future capital expenditures and for the refinancing of our debt could also have a material adverse impact on our business, results of operations and financial condition, our ability to grow and make cash distributions, and could cause the market price of our common units to decline.

We rely on the master limited partnership (“MLP”) structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt. The recent drop in energy prices has, among other factors, caused increased volatility and contributed to a dislocation in pricing for MLPs. The depressed trading price of our common units may affect our ability to access capital markets and, as a result, our ability to pay distributions or repay our debt.

The fall in energy prices and, in particular, the price of oil, among other factors, has contributed to increased volatility in the pricing of MLPs and the energy debt markets, as a number of MLPs and other energy companies may be adversely affected by a lower energy prices environment. A number of MLPs, including certain maritime MLPs, have reduced or eliminated their distributions to unitholders.

We rely on our ability to raise capital in the equity and debt markets to grow our fleet and to refinance our debt. A protracted deterioration in the valuation of our common units would increase our cost of capital, make any equity issuance significantly dilutive and may affect our ability to access capital markets and, as a result, our capacity to pay distributions to our unitholders and refinance or repay our debt.

A limited number of financial institutions hold our cash, including, from time to time, financial institutions located in Greece.

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

We have incurred significant indebtedness, which could adversely affect our ability to further finance our operations, refinance our existing indebtedness, pursue desirable business opportunities or successfully run our business in the future as well as our ability to make cash distributions.

As of December 31, 2015, our total debt was $571.6 million, consisting of: (i) $186.0 million outstanding under a credit facility entered into in 2007 (the “2007 credit facility”); (ii) $181.6 million outstanding under a credit facility entered into in 2008 (the “2008 credit facility”); (iii) $14.0 million outstanding under a credit facility entered into in 2011 (the “2011 credit facility”) and (iv) $190.0 million outstanding under a credit facility entered into in 2013 (the “2013 credit facility”). With the exception of part of the 2013 credit facility, which has a quarterly amortization schedule of $3.2 million starting with the first quarter of 2016, the remaining facilities are non-amortizing until the fourth quarter of 2017.

As of December 31, 2015, the principal repayment schedule under our existing credit facilities, on an aggregated basis, is as follows:

	(Expressed in millions of United States Dollars)
Year	2016	2017	2018	2019	2020
Aggregate Principal Amount Due	$13.0	$36.1	$114.7	$269.7	$138.1

Our leverage and debt service obligations could have significant additional consequences, including the following:

•	if future cash flows are insufficient, we may need to incur further indebtedness in order to make the capital expenditures and other expenses or investments we have planned.

•

if future cash flows are insufficient and we are not able to service our debt or, when the non-amortizing period of three of our existing credit facilities expires in the fourth quarter of 2017, we are not able to refinance our existing indebtedness with non-amortizing debt with similar terms to our existing facilities, our obligation to make principal payments under our credit facilities may force us to take actions such as discontinuing any distribution increases, or reducing or eliminating distributions, reducing or delaying business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection.

•	our indebtedness will have the general effect of reducing our flexibility to react to changing business and economic conditions insofar as they affect our financial condition and, therefore, may pose substantial risk to our unitholders.

•	in the event that we are liquidated, any of our senior or subordinated creditors and any senior or subordinated creditors of our subsidiaries will be entitled to payment in full prior to any distributions to the holders of our common units.

•	our 2007 and 2008 credit facilities will mature in 2019, while our 2011 and 2013 credit facilities will mature in 2018 and 2020, respectively. Our ability to secure additional financing, or to refinance such facilities, prior to or after that time, if needed, may be substantially restricted by the existing level of our indebtedness and the restrictions contained in our debt instruments. Upon maturity, we will be required to dedicate a substantial portion of our cash flow to the payment of such debt, which will reduce the amount of funds available for operations, capital expenditures, distributions and future business opportunities.

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

Our credit facilities also require us to comply with the International Safety Management Code and to maintain valid safety management certificates and documents of compliance at all times. In addition, our amended credit facilities require us to comply with certain financial covenants:

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

In addition, our credit facilities require that we maintain an aggregate fair market value of the vessels in our fleet of at least 125% of the aggregate amount outstanding under each credit facility. Our ability to comply with the covenants and restrictions contained in our credit facilities may be affected by events beyond our control, including prevailing economic, financial and industry conditions, interest rate developments, changes in the funding costs of our banks and changes in vessel earnings and asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, or if we trigger a cross-default currently contained in our credit facilities, we may be forced to suspend our distributions, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

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

If we are in breach of any of the terms of our credit facilities a significant portion of our obligations may become immediately due and payable, and our lenders’ commitments to make further loans to us may terminate. We may also be unable to execute our business strategy or make cash distributions.

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

Our payment of interest and, following the end of the relevant non-amortizing periods, principal on our debt will reduce cash available for distribution on our units. In addition, our credit facilities prohibit the payment of distributions if we are not in compliance with certain financial covenants or upon the occurrence of an event of default, or if the fair market value of the vessels in our fleet is less than 125% of the aggregate amount outstanding under each of our credit facilities.

Events of default under our credit facilities include:

•	failure to pay principal or interest when due;

•	breach of certain undertakings, negative covenants and financial covenants contained in the credit facility, any related security document or guarantee or the interest rate swap agreements, including failure to maintain unencumbered title to any of the vessel owning subsidiaries or any of the assets of the vessel-owning subsidiaries and failure to maintain proper insurance;

•	any breach of the credit facility, any related security document or guarantee or the interest rate swap agreements (other than breaches described in the preceding two bullet points) if, in the opinion of the lenders, such default is capable of remedy and continues unremedied for 20 days after written notice of the lenders;

•	any representation, warranty or statement made by us in the credit facility or any drawdown notice thereunder or related security document or guarantee or the interest rate swap agreements is untrue or misleading when made;

•	a cross-default of our other indebtedness of $5.0 million or greater, or of the indebtedness of our subsidiaries of $750,000 or greater;

•	we become, in the reasonable opinion of the lenders, unable to pay our debts when due;

•	any of our or our subsidiaries’ assets are subject to any form of execution, attachment, arrest, sequestration or distress in respect of a sum of $1.0 million or more that is not discharged within 10 business days;

•	an event of insolvency or bankruptcy;

•	cessation or suspension of our business or of a material part thereof;

•	unlawfulness, non-effectiveness or repudiation of any material provision of our credit facility, of any of the related finance and guarantee documents or of our interest rate swap agreements;

•	failure of effectiveness of security documents or guarantee;

•	our common units cease to be listed on the Nasdaq Global Select Market or on any other recognized securities exchange;

•	any breach under any provisions contained in our interest rate swap agreements;

•	termination of any interest rate swap agreements or an event of default thereunder that is not timely remedied;

•	invalidity of a security document in any material respect or if any security document ceases to provide a perfected first priority security interest;

•	failure by key charter parties, such as HMM, CMA CGM, Petróleo Brasileiro S.A. (“Petrobras”), Capital Maritime and BP Shipping Limited or other charterers we may have from time to time, to comply with the terms of their charters to the extent that we are unable to replace the charter in a manner that meets our obligations under the facilities; or

•	any other event that occurs or circumstance that arises in light of which the lenders reasonably consider that there is a significant risk that we will be unable to discharge our liabilities under the credit facility, related security and guarantee documents or interest rate swap agreements.

We anticipate that any subsequent refinancing of our current debt or any new debt could have similar or more onerous restrictions. For more information regarding our financing arrangements, please read “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Risks arising from the political situation in Greece.

Following the national elections in Greece in September 2015, the previous government led by Greek political parties from the left and right wings has been kept in place. While the new government announced its commitment to the European Union and the Euro, it is required to implement in return a new Memorandum of Understanding between Greece and the “Troika”, comprised of the European Commission, the IMF and the ECB, which includes numerous austerity measures and could potentially result in increased taxation for shipping companies. These and related developments may have adverse effects on the Greek economy as well as the political and regulatory environment in Greece. While we believe that any resulting effects on managing our business and operations would be limited, it is possible that these developments could adversely affect our operations based in Greece.

RISKS INHERENT IN OUR OPERATIONS

We currently derive all of our revenues from a limited number of customers and the loss of any customer or charter or vessel could result in a significant loss of revenues and cash flow.

We have derived, and believe that we will continue to derive, all of our revenues and cash flow from a limited number of customers. For the year ended December 31, 2015, Capital Maritime and HMM accounted for 29% and 21% of our revenues, respectively. For the year ended December 31, 2014, Capital Maritime, HMM and Maersk Line accounted for 38%, 24% and 12% of our revenues, respectively. For the year ended December 31, 2013, Capital Maritime, BP Shipping Limited, Maersk Line and HMM accounted for 32%, 17%, 14% and 13% of our revenues, respectively. We could lose a customer, including Capital Maritime or HMM, or the benefits of some or all of a charter if:

•	the customer faces financial difficulties forcing it to declare bankruptcy or to restructure its operations, or making it impossible for it to perform its obligations under the charter, including the payment of the agreed rates in a timely manner;

•	the customer fails to make charter payments because of its financial inability or its inability to trade our and other vessels profitably or due to the occurrence of losses due to the weaker charter markets;

•	the customer fails to make charter payments due to disagreements with us or otherwise;

•	the customer tries to renegotiate the terms of the charter agreement due to prevailing economic and market conditions;

•	the customer exercises certain rights to terminate the charter or purchase the vessel;

•	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•	a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

A number of our charterers, including Capital Maritime, are private companies and we may have limited access to their financial affairs, which may result in us having limited information on their financial strength and ability to meet their financial obligations. In addition, some of our charterers including HMM, Petrobras and CMA-CGM have been reported at time to be under significant financial pressure. We have been informed that HMM is developing a restructuring proposal and intends to engage in discussions with various parties, including its finance providers and the owners of its charter-in fleet. Please read “Item 4B: Business Overview—Our Customers” and “—Our Charters” for further information on our customers.

If we lose a key charter, we may be unable to redeploy the related vessel on terms as favorable to us due to the long-term nature of most charters or at all. If we are unable to redeploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition and may also have to enter into costly and lengthy legal proceedings in order to reserve our rights. Until such time as the vessel is rechartered, we may have to operate it in the spot market or for short periods at charter rates which may not be as favorable to us as our current charter rates. In addition, if a customer exercises its right to purchase a vessel, we would not receive any further revenue from the vessel and may be unable to obtain a substitute vessel and charter. This may cause us to receive decreased revenue and cash flows from having fewer vessels operating in our fleet. Any replacement newbuilding would not generate revenues during its construction, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter. Any compensation under our charters for a purchase of the vessels may not adequately compensate us for the loss of the vessel and related time charter. The loss of any of our customers, time or bareboat charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations, financial condition and our ability to make cash distributions.

We depend on Capital Maritime and its affiliates to assist us in operating and expanding our business. If Capital Maritime is materially adversely affected by market fluctuations, and risks or suffers material damage to its reputation, its ability to comply with the terms of its charters with us or provide us with the necessary level of services to support and expand our business may be negatively affected.

As of December 31, 2015, eight of our 34 vessels were under charter with Capital Maritime. In the future we may enter into additional contracts with Capital Maritime to charter our vessels as they become available for rechartering, such as the Dropdown Tankers. Capital Maritime is subject to the same risks and market fluctuations as all other charterers. In the event Capital Maritime is affected by a market downturn and limited availability of financing, it may default under its charters with us, which would materially adversely affect our operations and ability to make cash distributions.

In addition, pursuant to our management and administrative services agreements between us and Capital Ship Management, Capital Ship Management provides significant commercial and technical management services (including the commercial and technical management of our vessels, class certifications, vessel maintenance and crewing, purchasing and insurance and shipyard supervision), as well as administrative, financial and other support services to us. Please read “Item 4B: Business Overview—Our Management Agreements” for a description of all our management agreements. Our operational success and ability to execute our growth strategy will depend significantly upon Capital Ship Management’s satisfactory performance of these services. In the event Capital Maritime is materially affected by a market downturn and cannot support Capital Ship Management, and Capital Ship Management fails to perform these services satisfactorily or cancels or materially amends either of these agreements, or if Capital Ship Management stops providing these services to us, our business will be materially harmed.

Our ability to enter into new charters and expand our customer relationships will depend largely on our ability to leverage our relationship with Capital Maritime and its reputation and relationships in the shipping industry, including its ability to qualify for long-term business with certain oil majors. If Capital Maritime suffers material damage to its reputation, justifiably or not, or relationships, it may harm our ability to:

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

Shipping, and especially crude oil, refined product and chemical tankers have been, and will remain, heavily regulated. The so-called “oil majors” companies, together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (terminals) of crude oil and refined products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, additional factors are considered when awarding such contracts, including:

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

Should either Capital Maritime or Capital Ship Management not continue to successfully clear the oil majors’ risk assessment processes on an ongoing basis, our vessels’ present and future employment, as well as our relationship with our existing charterers and our ability to obtain new charterers, whether medium or long-term, could be adversely affected. Such a situation may lead to the oil majors’ terminating existing charters and refusing to use our vessels in the future, which would adversely affect our results of operations and cash flows. Please read “Item 4B: Business Overview—Major Oil Company Vetting Process” for more information regarding this process.

If we purchase and operate secondhand vessels, we will be exposed to increased operating costs, which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

Our current business strategy includes additional growth through the acquisition of new and secondhand vessels. While we typically inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated solely by us. Generally, we do not receive the benefit of warranties from the builders for the secondhand vessels that we acquire. Our fleet had an average age of approximately 6.8 years as of December 31, 2015. In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers.

We may not be able to expand the size of our fleet or replace aging vessels in the future which may affect our ability to pay distributions.

Our ability to expand the size of our fleet or replace aging vessels in the future will be affected by our ability to acquire new vessels on favorable terms. From time to time, we expect to enter into agreements with Capital Maritime or other third parties to purchase additional newbuildings or other modern vessels (or interests in vessel owning companies). If Capital Maritime or any third-party seller we may contract with in the future for the purchase of newbuildings fails to make construction payments for such vessels, the shipyard may rescind the purchase contract and we may lose access to such vessels or need to finance such vessels before they begin operating and generating voyage revenues, which could harm our business and our ability to make cash distributions. In addition, the market value of modern vessels or newbuildings is influenced by the ability of buyers to access debt and bank financing and equity capital, and any disruptions to the market and the possible lack of adequate available financing may negatively affect such market values. The failure to effectively identify, purchase, develop, employ and integrate any vessels or businesses could adversely affect our business, financial condition, results of operations and our ability to make cash distributions.

If we finance the purchase of any additional vessels or businesses we acquire in the future through cash from operations, by increasing our indebtedness or by issuing debt or equity securities, our ability to make cash or grow our distributions may be diminished, our financial leverage could increase or our unitholders could be diluted. In addition, if we expand the size of our fleet by directly contracting newbuildings in the future, we generally will be required to make significant installment payments for such acquisitions prior to their delivery and generation of any revenue.

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

As of December 31, 2015, our fleet consisted of 34 vessels, only eight of which had been part of our initial fleet at the time of our initial public offering (“IPO”). We have financed the purchase of the additional vessels with debt, or partly with debt, cash and/or by issuing additional equity securities. We also acquired additional vessels through the acquisition of Crude Carriers in 2011. If we issue additional common units, Class B Units or other equity securities to finance the acquisition of a vessel or business, your ownership interest in us may be diluted. Please read “Item 3D: Risk Factors—Risks Inherent in an Investment in Us—We may issue additional equity securities without your approval, which would dilute your ownership interests.”

If we elect to expand our fleet in the future by entering into contracts for newbuildings directly with shipyards, we generally will be required to make installment payments prior to their delivery. We typically must pay between 5% and 25% of the purchase price of a vessel upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately 18–36 months later for current orders), which could reduce cash available for distributions to unitholders. If we finance these acquisitions by issuing debt or equity securities, we will increase the aggregate amount of interest payments or quarterly distributions we must make prior to generating cash from the operation of the newbuilding.

To fund the acquisition price of a business or of any additional vessels we may contract to purchase from Capital Maritime or other third parties and other related capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for distributions to unitholders. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. Incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to meet our quarterly distributions to unitholders, which could have a material adverse effect on our ability to grow or make cash distributions. See also “—Risks Related to Financing Activities— We rely on the master limited partnership (“MLP”) structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt. The recent drop in energy prices has, among other factors, caused increased volatility and contributed to a dislocation in pricing for MLPs compared to their recent pricing history. The depressed trading price of our common units may affect our ability to access capital markets and, as a result, our ability to pay distributions or repay our debt”.

Political and government instability, terrorist or other attacks, war or international hostilities can affect the industries in which we operate, which may adversely affect our business.

We conduct most of our operations outside of the United States. In particular, we derive a portion of our revenues from shipping oil and oil products from politically unstable regions, and our business, results of operations, cash flows, financial condition and ability to make cash distributions may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks, such as the attacks on the United States on September 11, 2001, in Paris on January 7 and on November 13, 2015, the bombings in Spain on March 11, 2004 and in London on July 7, 2005, the recent conflicts in Iraq, Afghanistan, Syria, Ukraine, other current and future conflicts, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to contribute to world economic instability and uncertainty in global financial markets. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally, and could negatively impact the U.S. and world economy, potentially leading to an economic recession. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

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

Furthermore, our operations may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of, or limit to trading activities, or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and anti-corruption laws in other applicable jurisdictions.

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act, which became effective on July 1, 2011. The U.K. Bribery Act is broader in scope than the FCPA because it does not contain an exception for facilitating payments (i.e., payments to secure or expedite the performance of a “routine governmental action”) and covers bribes and payments to private businesses as well as foreign public officials. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with such legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens. Moreover, the compliance and monitoring mechanisms that we have in place, including our Code of Business Conduct and Ethics, which incorporates our anti-bribery and corruption policy, may not adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation.

Our vessels may call on ports located in countries that are subject to restrictions and sanctions imposed by the United States, the European Union and other jurisdictions.

Certain countries (including the Crimea region of Ukraine, Cuba, Iran, North Korea, Sudan and Syria), entities and persons are targeted by economic sanctions and embargoes imposed by the United States, the European Union and other jurisdictions, and a number of those countries, currently Iran, Sudan and Syria, have been identified as state sponsors of terrorism by the U.S. Department of State. Such economic sanctions and embargo laws and regulations vary in their application with regard to countries, entities or persons and the scope of activities they subject to sanctions. These sanctions and embargo laws and regulations may be strengthened, relaxed or otherwise modified over time.

We generally do not do business in sanctions-targeted jurisdictions unless an activity is authorized by the appropriate governmental or other sanctions authority. We have not entered into agreements or other arrangements with the governments or any governmental entities of sanctioned countries, and we do not have any direct business dealings with officials or representatives of any sanctioned governments or entities. However, although we have various policies and controls designed to help ensure our compliance with these economic sanctions and embargo laws, it is possible that the charterers of our vessels, or their sub-charterers, may arrange for vessels in our fleet to call on ports located in one or more sanctioned countries.

With regard to Iran, significant sanctions relief has recently been implemented in accordance with the agreement among the permanent members of the United Nations Security Council (China, France, Russia, the United Kingdom and the United States), plus Germany, the High Representative of the European Union for Foreign Affairs and Security Policy and Iran on the final text of a Joint Comprehensive Plan of Action (“JCPOA”) in exchange for Iran’s implementation of certain measures intended to ensure that Iran’s nuclear program is used for peaceful purposes. Nevertheless, certain transactions and dealings, including transactions involving targeted Iran-related persons and entities and transactions that implicate U.S. jurisdiction remain subject to sanctions.

We are mindful of the restrictions discussed above and contained in other applicable economic sanctions programs and embargo laws administered by the United States, the European Union and other jurisdictions that limit the ability of companies and persons from doing business or trading with targeted countries and persons and entities. We believe that we are currently in compliance with all applicable economic sanctions laws and regulations.

In order to maintain our compliance with such laws and regulations, we monitor and review the movement of our vessels, as well as the cargo being transported by our vessels, on a continuing basis. During 2015, our vessels under time charter contracts made approximately 1,206 total calls on worldwide ports. None of the vessels in our fleet made any port calls in Cuba or Syria. Of the vessels in our fleet, one vessel made one port call to Iran, which represented approximately 0.2% of our total calls in 2015. In addition, a vessel owned by our affiliate, Capital Maritime, made one port call to Iran. As part of the voyage charter arrangements between our affiliate Capital Maritime and third-party charterers, Capital Maritime or its manager may pay fees and expenses related to the port calls made in Iran through a private third-party agent in Iran appointed by the third-party charterer, which in 2015 did not include any payments for refueling or bunkers for the vessels making such port calls. The one port call made by a CPLP vessel and one port call made by a Capital Maritime vessel all occurred while the respective vessels were sublet by their charterer under voyage charters to third parties. To the best of our knowledge, the vessels making these port calls were transporting vegetable oils or palm oil, and not crude oil, petroleum, refined petroleum, petrochemical products, uranium or weapons, or other goods that were or remain specifically targeted by the various economic sanctions and embargo laws of the United States or the European Union. We believe all such port calls were made in full compliance with applicable economic sanctions laws and regulations, including those of the United States, the European Union and other relevant jurisdictions.

Further, our charter agreements include provisions that restrict trades of our vessels to countries targeted by economic sanctions unless such transportation activities involving sanctioned countries are permitted under applicable economic sanctions and embargo regimes. Our ordinary chartering policy is to try to include similar provisions in all of our period charters. Prior to agreeing to waive existing charter party restrictions on carrying cargoes to or from ports that may implicate sanctions risks, we ensure that the charterers have proof of compliance with international and U.S. sanctions requirements, or applicable licenses or other exemptions. More specifically, our current charters proscribe trades of our vessels to Cuba, and contain provisions to also exclude Iran and Syria in certain situations, including in the event that a boycott or further sanctions are imposed by a relevant jurisdiction regarding trade with Iran and Syria. Our charters at this time do not impose a blanket prohibition on port calls in the Sudan.

Should one of our charterers engage in actions that involve us or our vessels and that may, if completed, represent material violations of economic sanctions and embargo laws or regulations, we would rely on our monitoring and control systems, including documentation, such as bills of lading, regular check-ins with the crews of our vessels and electronic tracking systems on our vessels to detect such actions on a prompt basis and seek to prevent them from occurring.

Notwithstanding the above, it is possible that new, or changes to existing, sanctions-related legislation or agreements may impact our business. In addition, it is possible that the charterers of our vessels may violate applicable sanctions, laws and regulations, using our vessels or otherwise, and the applicable authorities may seek to review our activities as the vessel owner. Although we do not believe that current sanctions and embargoes prevent our vessels from making all calls to ports in the sanctioned countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our common units. Moreover, although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, the scope of certain laws may be unclear, may be subject to changing interpretations or may be strengthened or otherwise amended. Any violation of sanctions or engagement in sanctionable conduct could result in fines, sanctions or other penalties, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our common units. Additionally, some investors, including U.S. state pension funds, may decide, or be required, to divest their interest, or not to invest, in our common units simply because we may do business with charterers that do business in sanctioned countries, or because of port calls of our vessels to ports of sanctioned countries, which could have a negative effect on the price of our common units or our ability to make distributions on our common units. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common units may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries. Finally, future expansion of sanctions against these or other countries could prevent our tankers from making any calls at certain ports, which potentially could have a negative impact on our business and results of operations.

Marine transportation is inherently risky, and an incident involving significant loss of, or environmental contamination by, any of our vessels could harm our reputation and business.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	bad weather;

•	mechanical failures;

•	grounding, fire, explosions and collisions;

•	piracy;

•	human error; and

•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	environmental damage, including liabilities and costs to recover spilled oil or other petroleum products, and to pay for environmental damage and ecosystem restoration where the spill occurred;

•	death or injury to persons, or loss of property;

•	delays in the delivery of cargo;

•	loss of revenues from, or termination of, charter contracts;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

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

The operation of ocean-going vessels in international trade is inherently risky. Not all risks can be adequately insured against, and any particular claim upon our insurance may not be paid for any number of reasons. We do not currently maintain off-hire insurance, covering loss of revenue during extended vessel off-hire periods such as may occur while a vessel is under repair. Accordingly, even though a unique cover has been negotiated to mitigate such off-hire losses, any extended vessel off-hire due to an accident or otherwise, could have a materially adverse effect on our business and our ability to pay distributions to our unitholders. Claims covered by insurance are subject to deductibles and since it is possible that a large number of claims may arise, the aggregate amount of these deductibles could be material. Our third-party liability insurance coverage is maintained through mutual protection and indemnity associations. As a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves. Please read “Item 3D: Risk Factors—Risks Inherent in Our Operations—We will be subject to funding calls by our protection and indemnity associations, and our associations may not have enough resources to cover claims made against them, resulting in potential unbudgeted supplementary liability to fund claims made upon them and unbudgeted cash-calls made upon us by the associations”.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could harm our business, results of operations, cash flows, financial condition and ability to make cash distributions. In addition, certain of our vessels are under bareboat charters with BP Shipping Limited and subsidiaries of Overseas Shipholding Group Inc. (“OSG”). Under the terms of these charters, the charterer provides for the insurance of the vessel, and, as a result these vessels may not be adequately insured and/or in some cases may be self-insured. Any uninsured or underinsured loss could harm our business, results of operations, cash flows, financial condition and ability to make cash distributions. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available to us may be significantly more expensive than our existing coverage.

We will be subject to funding calls by our protection and indemnity associations, and our associations may not have enough resources to cover claims made against them, resulting in potential unbudgeted supplementary liability to fund claims made upon them and unbudgeted cash-calls made upon us by the associations.

Cover for legal liabilities incurred in consequence of commercial operations is provided through membership in P&I Associations. P&I Associations are mutual insurance associations whose members must contribute proportionately to cover losses sustained by all the association’s members who remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the association. Claims submitted to the associations include those incurred by its members but also claims submitted by other P&I Associations under claims pooling agreements. The P&I Associations to which we belong may not remain viable, and we may become subject to additional funding calls which could adversely affect us.

The maritime transportation industry is subject to substantial environmental and other regulations and international standards, which may significantly limit our operations or increase our expenses.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration. Many of these requirements are designed to reduce the risk of oil spills, limit air emissions and other pollution, and to reduce potential negative environmental effects associated with the maritime industry in general.

These requirements can affect the resale value or useful lives of our vessels, increase operational costs, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, decrease profitability, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury and property damage claims and natural resource damages relating to the release of, or exposure to, hazardous materials associated with our current or historic operations. Violations of or liabilities under environmental requirements also can result in substantial penalties, fines and other sanctions including, in certain instances, seizure or detention of our vessels.

Under the International Convention for the Prevention of Pollution from Ships (“MARPOL”) Annex VI requirements, all ships trading in designated emission control areas (“ECA”) will have to use fuel oil on board with a sulfur content of no more than 0.10% after January 1, 2015, as opposed to the limit of 1.00% in effect up until December 31, 2014. Outside the emission control areas, the current limit for sulfur content of fuel oil is 3.50%, falling to 0.50% m/m on and after January 1, 2020. The 2020 date is subject to a review, to be completed by 2018, as to the availability of the required fuel oil. Depending on the outcome of the review, the effective date could be deferred to January 1, 2025.

Similarly MARPOL Annex VI requires Tier III standards for NOx emissions to be applied to ships constructed and engines installed in ships operating in NOx emission control areas from January 1, 2016.

The International Maritime Organization (“IMO”) ballast water management convention requires vessels to install expensive ballast water treatment at the first MARPOL renewal survey after the convention becomes effective. This convention will enter into force 12 months after the date on which no less than 30 states, and the combined merchant fleets of which constitute no less than 35% of the gross tonnage of the world’s merchant shipping, have either signed it without reservation as to ratification, acceptance or approval, or have deposited the requisite instruments of ratification, acceptance, approval or accession. The process to verify global tonnage figures to assess the convention’s entry into force has completed. As of December 31, 2015, 47 states have ratified this convention, but their combined fleets comprise 34.35% of the gross tonnage of the world’s merchant fleet, just under the 35% required for entry into force.

Irrespective of IMO requirements, however, installation of expensive ballast water treatment systems will be required earlier for ships entering U.S. jurisdictions as the U.S. Coast Guard requires installation of ballast water treatment systems at the first bottom survey after January 1, 2016.

Significant expenditures for the installation of additional equipment or new systems on board our vessels may be required in order to comply with existing or future environmental regulations.

We could incur significant costs, including cleanup costs, fines, penalties, third-party claims and natural resource damages, as the result of an oil spill or other liabilities under environmental laws. OPA 90 affects all vessel owners shipping oil or petroleum products to, from or within United States territorial waters. OPA 90 allows for potentially unlimited cleanup liability without regard to fault by owners, operators and bareboat charterers of vessels for oil pollution in U.S. waters. Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. OPA 90 expressly permits individual U.S. states to impose their own stricter liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Certain coastal states in the United States, especially on the Pacific coast, have enacted their own pollution prevention, liability and response laws, many providing for strict or unlimited liability.

In addition to complying with existing laws and regulations and those that may be adopted, ship-owners may incur significant additional costs in meeting new maintenance, training and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether.

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

Other requirements may also come into force regarding the protection of threatened and endangered species, which could lead to changes in the routes our vessels follow or in trading patterns generally, and thus to additional operating expenditures. Additionally, new environmental regulations with respect to greenhouse gas emissions and preservation of biodiversity among others, may arise out of commitments made at international conferences such as periodic G8 and G20 summits through international environmental agreements and United Nations Climate Change Conferences and through other multilateral or bilateral agreements.

Furthermore, as a result of marine accidents we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. The IMO and EU have both accelerated single-hull tanker phase-out schedules in response to highly publicized oil spills and other shipping incidents involving companies unrelated to us. Future incidents may result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and which could have a material adverse effect on our business and financial results.

Please read “Item 4B: Business Overview—Regulation” for a more detailed discussion of the regulations applicable to our vessels.

The crew employment agreements that manning agents enter into on behalf of Capital Maritime or any of its affiliates, including our Manager, may not prevent labor interruptions, and the failure to renegotiate these agreements or to successfully attract and retain qualified personnel in the future may disrupt our operations and adversely affect our cash flows.

The collective bargaining agreement between our Manager and the Pan-Hellenic Seamen’s Federation, effective August 1, 2015, expires on July 31, 2016. This collective bargaining agreement may not prevent labor interruptions and it is subject to renegotiation in the future. Although we believe that our relations with our employees are satisfactory, no assurance can be given that we will be able to successfully extend or renegotiate our collective bargaining agreement when it expires. If we fail to extend or renegotiate our collective bargaining agreement, if disputes with our union arise, or if our unionized workers engage in a strike or other work stoppage or interruption, we could experience a significant disruption of our operations, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

One of our principal strategies is to enter into medium- to long-term, fixed-rate time charters. As more containerships become available for the short-term or spot market, we may have difficulty entering into additional medium- to long-term, fixed-rate time charters for our vessels due to the increased supply of vessels and possibly lower rates in the spot market. As a result, our cash flow may be subject to instability in the long term. Currently, two of our container vessels are chartered for less than two years. A more active short-term or spot containership market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for vessels is depressed or insufficient funds to cover our financing costs for related vessels. In addition, the development of an active short-term or spot containership market could affect rates under our existing time charters as our current customers may begin to pressure us to reduce our rates.

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

Our vessels call in ports throughout the world, and smugglers may attempt to hide drugs and other contraband on our vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessels, and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or penalties, which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to make distributions.

RISKS INHERENT IN AN INVESTMENT IN US

Capital Maritime and its affiliates may engage in competition with us.

Pursuant to the omnibus agreement that we and Capital Maritime have entered into, as amended and restated, Capital Maritime and its controlled affiliates (other than us, our general partner and our subsidiaries) have agreed not to acquire, own or operate product or crude oil tankers with carrying capacity over 30,000 dwt under time or bareboat charters with a remaining duration, excluding any extension options, of at least 12 months at the earliest of the following dates: (a) the date the tanker to which such time or bareboat charter is attached is first acquired by Capital Maritime and its controlled affiliates and (b) the date on which a tanker owned by Capital Maritime or its controlled affiliates is put under such time or bareboat charter without the consent of our general partner or first offering such tanker vessel to us. Similarly, we may not acquire, own or operate product or crude oil tankers with carrying capacity under 30,000 dwt, other than vessels we had owned prior to the date of such restatement without first offering such tanker vessel first to Capital Maritime. In addition, both we and Capital Maritime have granted the other party a right of first offer on the transfer or rechartering of any vessels with carrying capacity over 30,000 dwt. The omnibus agreement, however, contains significant exceptions that may allow Capital Maritime or any of its controlled affiliates to compete with us, which could harm our business. Please read “Item 7B: Related-Party Transactions”.

Capital Maritime is a privately held company and there is little publicly available information about it.

Capital Maritime, the sole member of our general partner, is our largest customer in revenue terms, with eight of our 34 vessels chartered to it as of December 31, 2015. In addition, our Manager is a subsidiary of Capital Maritime. The ability of Capital Maritime to continue providing services for our benefit will depend in part on its own financial strength and reputation in the industry.

Circumstances beyond our control could impair Capital Maritime’s financial strength and also affect its relationships and reputations within the industry, and because it is a privately held company, little or no information about its financial strength is publicly available. As a result, an investor in our common units might have little advance warning of problems Capital Maritime may experience, even though these problems could have a material adverse effect on us.

Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning 5% or more of our units.

Holders of common units have only limited voting rights on matters affecting our business. We hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders (excluding Capital Maritime and its affiliates) elect five of the eight members of our board of directors. The elected directors are elected on a staggered basis and serve for three-year terms. Our general partner in its sole discretion has the right to appoint the remaining three directors, who also serve for three-year terms. The partnership agreement also contains provisions limiting the ability of common unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders have no right to elect our general partner, and our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class and a majority vote of our board of directors. Currently, 100,576,973 common units are owned by non-affiliated public unitholders, representing 83.5% of our common units and a 74.0% common unitholder interest in us overall.

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

As of December 31, 2015, the Marinakis family, including Evangelos M. Marinakis, our former chairman, may be deemed to beneficially own on a fully converted basis a 16.4% interest in us (18.1% on a non-fully converted basis), through, among others, Capital Maritime, which may be deemed to beneficially own a 14.0% interest in us, including 16,548,273 common units and a 1.8% interest in us (2% on a non-fully converted basis) through its ownership of our general partner, and Crude Carriers Investments, which may be deemed to beneficially own a 2.4% interest in us.

Our general partner and its other affiliates own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to your detriment.

Our general partner is in charge of our day-to-day affairs consistent with policies and procedures adopted by and subject to the direction of our board of directors. Our general partner and its affiliates and our directors have a fiduciary duty to manage us in a manner beneficial to us and our unitholders. The common units owned by affiliates of our general partner have the same rights as our other outstanding common units. However, the officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Capital Maritime. Furthermore, all of the officers of our general partner and certain of our directors are directors or officers of Capital Maritime and its affiliates, and as such they have fiduciary duties to Capital Maritime that may cause them to pursue business strategies that disproportionately benefit Capital Maritime or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Capital Maritime and its affiliates, including our general partner and its officers, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. Please read “Item 3D: Risk Factors—Risks Inherent in an Investment in Us—Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors”. These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires our general partner or Capital Maritime or its affiliates to pursue a business strategy that favors us or utilizes our assets, and Capital Maritime’s officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of Capital Maritime, which may be contrary to our interests;

•	the executive officers of our general partner and three of our directors also serve as executive officers and/or directors of Capital Maritime;

•	our general partner and our board of directors are allowed to take into account the interests of parties other than us, such as Capital Maritime, in resolving conflicts of interest, which has the effect of limiting their fiduciary duties to our unitholders;

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

Although a majority of our directors are elected by common unitholders, our general partner has a substantial influence on decisions made by our board of directors. Please read “Item 6: Directors, Senior Management and Employees”.

The vote of a majority of our common unitholders generally is required to amend the terms of our partnership agreement, including votes cast by affiliates of our general partner. As of the date hereof, an 16.5% interest in us may be deemed to be beneficially owned by affiliates of our general partner, which can significantly impact any vote under the terms of our partnership agreement and may significantly affect your rights under our partnership agreement. In addition, affiliates of our general partner are not subject to the limitations on voting rights imposed on our other limited partners and may favor their own interests in any vote by our unitholders.

Under the terms of our partnership agreement, the affirmative vote of a majority of common units (including, in certain circumstances described in the partnership agreement, the votes of holders of Class B Units voting on an as-converted basis, or in certain other cases, a higher percentage) is required in order to reach certain decisions or actions, including:

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

As of December 31, 2015, the Marinakis family, including Evangelos M. Marinakis, our former chairman, may be deemed to beneficially own on a fully converted basis a 16.4% interest in us (18.1% on a non-fully converted basis), through, among others, Capital Maritime, which may be deemed to beneficially own a 14.0% interest in us, including 16,548,273 common units and a 1.8% interest in us (2% on a non-fully converted basis) through its ownership of our general partner, and Crude Carriers Investments, which may be deemed to beneficially own a 2.4% interest in us. These considerations may significantly impact any vote under the terms of our partnership agreement and may significantly affect your rights under our partnership agreement.

Please also read “Item 3D: Risk Factors—Risks Inherent in an Investment in Us—Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning 5% or more of our units” for more information on additional restrictions imposed by our partnership agreement.

We currently do not have any officers and rely, and expect to continue to rely, solely on officers of our general partner, who face conflicts in the allocation of their time to our business.

Our board of directors has not exercised its power to appoint officers of CPLP to date, and, as a result, we rely, and expect to continue to rely, solely on the officers of our general partner, who are not required to work full-time on our affairs and who also work for affiliates of our general partner, including Capital Maritime. For example, our general partner’s Chief Executive Officer and Chief Financial Officer and its Chief Operating Officer are also executive officers of Capital Maritime. The affiliates of our general partner conduct substantial businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and effort of the officers of our general partner who also provide services to our general partner’s affiliates, which could have a material adverse effect on our business, results of operations and financial condition.

Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.

Our partnership agreement contains provisions that reduce the standards and fiduciary duties to which our general partner and directors may otherwise be held by or owed to you pursuant to Marshall Islands law. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases, it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity will be made by its sole owner, Capital Maritime. Specifically, pursuant to our partnership agreement, our general partner will be considered to be acting in its individual capacity if it exercises its call right, preemptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or IDRs, or votes upon the dissolution of the partnership;

•	provides that our general partner and our directors are entitled to make other decisions in “good faith” if they reasonably believe that the decision is in our best interests;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable”, our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that neither our general partner and its officers nor our directors will be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or directors or its officers or directors or those other persons engaged in actual fraud or willful misconduct.

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

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner:

•	the unitholders will be unable to remove our general partner without its consent so long as our general partner and its affiliates own sufficient units to be able to prevent such removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class and a majority vote of our board of directors is required to remove the general partner. As of December 31, 2015, the Marinakis family, including Evangelos M. Marinakis, our former chairman, may be deemed to beneficially own on a fully converted basis a 16.4% interest in us (18.1% on a non-fully converted basis), through, among others, Capital Maritime.

•	common unitholders elect five of the eight members of our board of directors. Our general partner in its sole discretion has the right to appoint the remaining three directors.

•	election of the five directors elected by common unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

•	our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

•	unitholders’ voting rights are further restricted by the partnership agreement provision providing that if any person or group, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of our board of directors, owns beneficially 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote.

•	we have substantial latitude in issuing equity securities without unitholder approval.

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

In addition, pursuant to the terms of our partnership agreement, holders of our Class B Units may convert all or a portion of their Class B Units into common units at any time, and from time to time, at a ratio of one-for-one, such conversion ratio to be adjusted in the event that, among other certain anti-dilution protection provisions, the distribution rate on our common units is increased. As of December 31, 2015, certain Class B unitholders, including Capital Maritime, have converted an aggregate of 11,672,221 Class B Units into 11,672,221 common units. As of December 31, 2015, there were 12,983,333 Class B Units outstanding. During 2015, our sponsor converted 315,908 common units into general partner units and delivered such units to our general partner in order for it to maintain its 2% interest in us. For a more thorough description of the rights and privileges of our Class B unitholders under our partnership agreement, including voting rights, please refer to our partnership agreement, as amended, filed as Exhibit I to our Current Report on Form 6-K dated February 22, 2010, as Exhibit I to our Current Report on Form 6-K dated September 30, 2011, as Exhibit II to our Current Report on Form 6-K/A dated May 23, 2012, as Exhibit II to our Current Report on Form 6-K dated March 21, 2013 and as Exhibit A to Exhibit I to our Current Report on Form 6-K dated August 26, 2014.

We may issue additional equity securities without your approval, which would dilute your ownership interests.

We may, without the approval of our unitholders, issue an unlimited number of additional units or other equity securities, including securities to Capital Maritime. To date, we have issued an outstanding 12,983,333 Class B Units to certain investors, which are convertible on a one-for-one basis into common units under certain circumstances, and have also issued 24,967,240 common units to holders of Crude Carriers’ shares, in a unit-for-share transaction consummated in September 2011 whereby Crude Carriers became a wholly owned subsidiary of ours. We have also issued common units in connection with the acquisition of certain of our vessels, either directly to Capital Maritime or through public offerings, including an issuance of 279,286 common units in August 2013 in connection with the purchase of the Hyundai Prestige, Hyundai Privilege and Hyundai Platinum. In addition, on August 21, 2014, following approval obtained from our limited partners at our 2014 annual meeting, we amended and restated our Omnibus Incentive Compensation Plan, adopted in April 2008, as amended (the “Plan”), to increase the maximum number of restricted units authorized for issuance thereunder from 800,000 to 1,650,000, of which 795,200 have been previously issued and have vested. We also issued an aggregate of 17,250,000 common units in a public offering in September 2014, which included the full exercise of the underwriters’ overallotment option of 2,250,000 common units. In accordance with the terms of such offering, we used part of the proceeds from such offering to acquire from Capital Maritime 5,950,610 common units, which were canceled immediately after their acquisition. Finally, in April 2015, we issued an aggregate of 14,555,000 million units, which included a partial exercise of the underwriters’ overallotment option of 1,755,000 common units and a sale of 1,100,000 common units to Capital Maritime. The net proceeds from this offering were partly used for the repayment of $115.9 million under three of our credit facilities and for general corporate purposes. We may make additional such issuances in the future. The issuance by us of additional units or other equity securities of equal or senior rank may have the following effects:

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

As a limited partner in a partnership organized under the laws of the Republic of the Marshall Islands, you could be held liable for our obligations to the same extent as a general partner if you participate in the “control” of our business (and the person who transacts business with us reasonably believes, based on the limited partner’s conduct, that the limited partner is a general partner). Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities. In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business. Please read “The Partnership Agreement—Limited Liability” in our Registration Statement on Form F-1 filed with the SEC on March 19, 2007 for a more detailed discussion of the implications of the limitations on liability to a unitholder.

We can borrow money to pay distributions or buy back our units, which would reduce the amount of credit available to operate our business.

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

An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular, for yield based equity investments such as our common units. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units to decline.

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

We believe we can conduct our activities in a manner so that our unitholders should not be considered to be carrying on business in Greece solely as a consequence of acquiring, holding, disposing of or participating in the redemption of our units. However, the question of whether either we or any of our subsidiaries will be treated as carrying on business in any country, including Greece, will largely be a question of fact determined through an analysis of contractual arrangements, including the management and the administrative services agreements we have entered into with Capital Ship Management, and the way we conduct business or operations, all of which may change over time. The laws of Greece or any other foreign country may also change, which could cause the country’s taxing authorities to determine that we are carrying on business in such country and are subject to its taxation laws. See also “Item 3D: Risk Factors—Risks Relating to Financing Activities—Risks arising from the political situation in Greece”. Any foreign taxes imposed on us or any subsidiaries or the increase of any tonnage tax will reduce our cash available for distribution.

Item 4.	Information on the Partnership.

A.	History and Development of the Partnership

We are a master limited partnership organized as Capital Product Partners L.P. under the laws of the Marshall Islands on January 16, 2007. We completed our IPO in April 2007 at which time our fleet consisted of eight vessels as compared to the 34 currently in our fleet. We maintain our principal executive headquarters at 3 Iassonos Street, Piraeus, 18537 Greece and our telephone number is +30 210 4584 950. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

2015 Developments

Issuance and Sale of Common Units

In April, 2015, we completed the issuance of 14,555,000 common units at an offering price of $9.53 per unit. This total includes 1,100,000 common units sold to our sponsor and 1,755,000 common units sold to the underwriters following partial exercise of the overallotment option. Also in May 2015, our sponsor converted an aggregate of 315,908 common units into general partner units and delivered such units to our general partner in order for it to maintain its 2% interest in us. Net proceeds, after the deduction of the underwriters’ commission but before expenses, relating to the offering were approximately $133.3 million. The proceeds were used to prepay the quarterly amortization installments scheduled for 2016 and the first quarter of 2017 under our 2007, 2008 and 2011 credit facilities and to pay related fees and expenses and for general partnership purposes.

Amendments to Certain of Our Credit Facilities

In April 2015, upon the completion of the issuance and sale of the 14,555,000 common units, we entered into three amendments to our 2007, 2008 and 2011 credit facilities providing for: (i) the prepayments made on April 30, 2015, and funded by the proceeds of the April 2015 offering of common units, of the scheduled four quarterly amortization payments in 2016 and the first quarter of 2017 in the respective aggregate amounts of $64.9 million, $46.0 million and $5.0 million; (ii) the deferral, following the prepayments, of any further scheduled amortization payments until November 2017 for the 2007 and 2008 credit facilities and until December 2017 for the 2011 credit facility; (iii) an extension of the final maturity date to December 31, 2019 for the 2007 and 2008 credit facilities; and (iv) an increase of the interest rate under the 2007 credit facility to 3.0% over LIBOR from 2.0% over LIBOR. All other terms in our existing credit facilities remained unchanged.

Delivery of Dropdown Vessels

On July 24, 2014, we entered into a Master Vessel Acquisition Agreement with our sponsor, Capital Maritime (the “Master Vessel Acquisition Agreement”), pursuant to which we agreed to acquire the Dropdown Vessels for an aggregate purchase price of approximately $311.5 million. Between March and September 2015, we took delivery of the M/T Active, the M/V CMA CGM Amazon, the M/T Amadeus, and the M/V CMA CGM Uruguay. We expect to take delivery of the last Dropdown Containership in February 2016. Further to the Master Vessel Acquisition Agreement, the Partnership has a right of first refusal over six newbuild eco medium range product tankers built by Samsung Heavy Industries (Ningbo) Co. Ltd. On September 11, 2015, Capital Maritime extended the right of first refusal to another two newbuild Samsung eco medium range product tankers for a total of eight vessels.

Management Transition

On June 30, 2015, Mr. Gerasimos (Jerry) Kalogiratos was appointed as Chief Executive Officer and Chief Financial Officer, succeeding Mr. Petros Christodoulou, who served as the Chief Executive Officer and Chief Financial Officer of the Partnership’s general partner between September 2014 and June 2015, and Mr. Gerasimos (Gerry) Ventouris was appointed as Chief Operating Officer. Mr. Christodoulou resigned as a director of our board of directors and was replaced by Mr. Nikolaos Syntychakis. The initial term of Mr. Syntichakis appointment to our board of directors will expire at our 2016 annual general meeting of unitholders.

During 2015, various holders of our Class B Units converted an aggregate of 1,240,404 Class B Units into common units in accordance with the terms of the partnership agreement.

2014 Developments

As consideration for the acquisitions of the Dropdown Vessels at prices below current market value, we agreed, subject to, among other things, the approval of our unitholders, to amend the partnership agreement to revise the target distributions to holders of our IDRs. Prior to this amendment to the partnership agreement, our general partner had the right to receive, subject to the rights of holders of the Class B Units and assuming our general partner maintained a 2% general partner interest in us and had not transferred the IDRs:

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

In September 2014, we completed the issuance of 15,000,000 common units at a public offering price of $10.53 per common unit. An additional 2,250,000 common units were subsequently sold on the same terms following the full exercise of the overallotment option granted to the underwriters. Also in September 2014, our sponsor converted an aggregate of 358,624 common units into general partner units and delivered such units to our general partner in order for it to maintain its 2% interest in us. Net proceeds, after the deduction of the underwriters’ commission but before expenses, relating to the offering were approximately $173.9 million. The net proceeds from the offering were used to repurchase from Capital Maritime 5,950,610 common units at an aggregate price of approximately $60.0 million, and to cancel such common units. The remaining proceeds were used and will be used to partially fund the approximately $311.5 million aggregate purchase price for the Dropdown Vessels and for general partnership purposes.

At our annual general meeting of unitholders held on August 21, 2014, the Plan was amended and restated to increase the maximum number of restricted units authorized for issuance thereunder from 800,000 to 1,650,000, of which 795,200 have been previously issued and have vested. No other actions were taken at the meeting.

During 2014, certain holders of our Class B Units, including Capital Maritime, converted an aggregate of 4,698,484 Class B Units into common units in accordance with the terms of the partnership agreement

2013 Developments

During 2013, we completed the issuance and sale of 9.1 million Class B Units, including 615,151 to Capital Maritime, which are convertible into common units on a one-for-one basis. The Class B Units pay fixed quarterly cash distribution of $0.21375 per unit representing an annualized distribution yield of 9.5%. The issued Class B Units have certain rights that are senior to the rights of the holders of common units, such as the right to distributions and rights upon liquidation of the Partnership reflected in the Second Amendment to the Partnership Agreement and the Third Amendment to the Partnership Agreement. Furthermore, pursuant to the terms of the Third Amendment to the Partnership Agreement, an upward adjustment to the distribution rate for the Class B Units occurs in the event the distribution rate on our common units is increased. In connection with this issuance and sale of the Class B Units, and together with a $54.0 million draw-down under our existing credit facilities and part of our cash balances, we paid for the acquisition of two 5,023 TEU Container Vessels for a total consideration of $130.0 million. Please see Exhibit I to our Current Report on Form 6-K furnished to the SEC on March 18, 2013 and Exhibits I, II, III and IV to our Current Report on Form 6-K furnished to the SEC on March 21, 2013, and Note 12 (Partners’ Capital) to our Financial Statements included herein for more information.

During 2013, various holders of our Class B Units converted an aggregate of 5,733,333 Class B Units into common units in accordance with the terms of the partnership agreement.

Additionally, following the filing for protection under Chapter 11 of the U.S. Bankruptcy Code by one of our charterers, OSG, we agreed to enter into three new charters with OSG on substantially the same terms as the prior three charters, but at a bareboat rate of $6,250 per day. The new charters were approved by the Bankruptcy Court on March 21, 2013, and were effective as of March 1, 2013. On the same date, the Bankruptcy Court also rejected the prior charters as of March 1, 2013. We filed claims for a total of $54.1 million against each of the charterers and their respective guarantors for damages resulting from the rejection of each of the prior charters, including, among other things, for the difference between the bareboat rate of the new charters and the bareboat rate under each of the rejected prior charters. We transferred to Deutsche Bank all of our rights, title, interest, claims and causes of action in and to, or arising under or in connection with, the Claims and, as a result, we received $32.0 million (subject to increase or decrease depending on the actual allowed amount of the Claims). On December 18, 2013 the Partnership and Deutsche Bank entered into a Settlement Notice and Refund Modification pursuant to which, among other things, we agreed that if the Claims were allowed in an aggregate amount less than $43.25 million, the maximum aggregate amount that we would be obligated to refund to Deutsche Bank was $0.6 million. The Claims have been settled with OSG and were allowed as general unsecured claims in the aggregate amount of $43 million. In February, 2014 as a result of this allowance, we paid to Deutsche Bank the amount of $0.6 million.

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

Please see “Item 4B: Business Overview—Our Fleet” below for more information regarding our vessels, their charters, charter rates and expirations, operating expenses and other information, “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Accounting for Acquisition and Disposal of Vessels” and “Item 5B: Liquidity and Capital Resources—Net Cash Used in Investing Activities” for more information regarding any acquisitions and “Item 7B: Related-Party Transactions” for a description of the terms of certain transactions.

B.	Business Overview

We are an international owner of modern tanker, container and drybulk vessels. Our fleet of 34 modern high specification vessels (2.5 million dwt) with an average age of approximately 6.8 years as of December 31, 2015, consists of four Suezmax crude oil tankers, twenty modern MR tankers, all of which are classed as IMO II/III vessels, nine post-panamax container carrier vessels and one Capesize bulk carrier. Our vessels are capable of carrying a wide range of cargoes, including crude oil, refined oil products such as gasoline, diesel, fuel oil and jet fuel, edible oils and certain chemicals, such as ethanol, as well as dry cargo and containerized goods. As of December 31, 2015, with the exception of two of our post panamax containers that remained idle and one of our MR tankers that performed a short period time charter, the remaining vessels were chartered under medium- to long-term time and bareboat charters (with a revenue weighted average remaining term of approximately 6.4 years) to large charterers such as BP Shipping Limited, CMA CGM, Petrobras, subsidiaries of OSG, HMM, CSSA S.A. (Total S.A.), Cosco, Repsol Trading S.A. (“Repsol”), Stena Bulk A.B. (“Stena Bulk”) and Capital Maritime. All our time and bareboat charters provide for the receipt of a fixed base rate for the life of the charter, and in the case of three of our 26 time charters, also provide for profit sharing arrangements in excess of the base rate. Please see “Item 4B: Business Overview—Our Charters—Profit Sharing Arrangements” for a detailed description of how profit sharing is calculated. As of December 31, 2015, the Marinakis family, including Evangelos M. Marinakis, our former chairman, may be deemed to beneficially own on a fully converted basis a 16.4% interest in us (18.1% on a non-fully converted basis), through, among others, Capital Maritime.

Business Strategies

Our primary business objective is to pay a sustainable quarterly distribution for our common units and Class B Units and to increase our distributions on our common units over time by executing the following business strategies:

•	Maintain medium- to long-term fixed charters. We believe that the medium- to long-term, fixed-rate nature of our charters and our cost efficient ship management operations under our agreements with Capital Ship Management contribute to providing visibility of revenues and cash flows in the medium- to long-term. As of December 31, 2015, with the exception of two of our post panamax containers that remained idle and one of our MR tankers that performed a short period time charter, the remaining vessels were chartered under medium- to long-term time and bareboat charters with a revenue weighted average remaining term of approximately 6.4 years. As our vessels come up for rechartering, we will seek to redeploy them under period contracts that reflect our expectations of prevailing market conditions. We will continue to evaluate growth opportunities across all shipping sectors. We believe that the young age and diversified profile of our fleet, the high specifications of our vessels and our Manager’s ability to meet the rigorous vetting requirements of some of the world’s most selective major international oil companies and major charterers in the tanker, drybulk and container sectors will position us favorably to continue to secure medium- to long-term charters for our vessels.

•	Expand our relationships with both current and new charterers and capitalize on our relationship with Capital Maritime. We aim to increase the number of vessels we charter to third-party charterers, including our current charters, to expand our relationships and to take advantage of our charterers’ diverse shipping requirements. We also believe that we can leverage our relationship with Capital Maritime and its ability to meet the rigorous vetting and selection processes of leading oil companies, as well as other charterers in the tanker, drybulk and container sectors, in order to attract new charterers for our fleet and increase the product, customer, geography and maturity diversity of our portfolio. We also believe that Capital Maritime will remain a strong chartering option.

•	Expand our fleet through opportunistic and accretive acquisitions. Our fleet currently consists of 34 vessels with an aggregate 2.5 million deadweight tonnage, as compared to eight vessels with 0.3 million deadweight tonnage at the time of our initial public offering in 2007. We intend to continue to evaluate potential acquisitions of both newbuilds and second-hand vessels, subject to developments in the financial markets, in order to make opportunistic acquisitions for our fleet while maintaining a strong balance sheet. We also intend to take advantage of opportunities afforded to us by our relationship with our sponsor Capital Maritime. Currently, pursuant to the Master Vessel Acquisition Agreement, we have a right of first refusal to acquire eight additional product tanker vessels, as further described in “Item 4A: History and Development of the Partnership—2015 Developments—Delivery of Dropdown Vessels”. For additional information, please also see our Current Report on Form 6-K, and the exhibits thereto, furnished to the SEC on July 29, 2014 and September 16, 2015. For future acquisitions, we may consider moderate increases in our overall leverage, either through debt or equity financing, provided that we are able to maintain low breakeven rates and deliver steady distributions to our unitholders. In addition, we may pursue opportunities for acquisitions of, or combinations with, other shipping businesses.

•	Maintain a strong balance sheet through moderate use of leverage. While we seek to finance our vessels and future vessel acquisitions through a mix of debt, equity financing, and current cash balances, we intend to maintain a moderate level of leverage over time. By maintaining moderate levels of leverage, we expect to retain greater flexibility than our more leveraged competitors, maintain low breakeven rates and deliver steady distributions to our unitholders. In addition, charterers have increasingly favored financially solid vessel owners, and we believe that our anticipated balance sheet strength will enable us to access more favorable chartering opportunities, as well as give us a competitive advantage in pursuing vessel acquisitions.

•	Maintain and build on our ability to meet rigorous industry and regulatory safety standards. We believe that in order for us to be successful in growing our business, we will need to maintain our vessel safety record and build on our high level of customer service and support. Our Manager, Capital Ship Management, has a strong record of vessel safety and compliance with rigorous health, safety and environmental protection standards, and is also committed to providing our customers with a high level of customer service and support.

Competitive Strengths

We believe that we are well-positioned to execute our business strategies and our future prospects for success are enhanced because of the following competitive strengths:

•

Well-established relationships with our counterparties and with Capital Maritime. We believe our strong relationships with our counterparties, many of which have chartered vessels from us since our initial public offering in 2007, provide a platform for the growth of our business and operating cash flow. We have established longstanding relationships with large well-known charterers, such as CMA CGM, Petrobras, HMM, BP, Total S.A., and Repsol S.A. Because of our existing relationships, we believe that we are well situated to further develop our medium- to long-term charter relationships with leading charterers in the shipping industry. Our business also benefits from our unique relationship with Capital Maritime, our sponsor, which has a well-established reputation and safety and environmental track record within the shipping industry, a substantial newbuilding orderbook and strong relationships with many of the world’s leading oil companies, commodity traders, container operators and shipping companies. We also benefit from Capital Maritime’s expertise in technical fleet management and its ability to meet the rigorous vetting requirements of some of the world’s most selective major international oil companies and other charterers in the drybulk and container sectors.

•	High specification diversified fleet. Since our initial public offering in 2007, our fleet has grown from eight to 34 modern high specification vessels as of December 31, 2015. Our vessels were primarily constructed at reputable shipyards in Japan and South Korea, and have an average age of 6.8 years, as of December 31, 2015. We believe that the wide range of sizes and geographic flexibility of our fleet and our compliance with existing regulatory standards, as well as our sponsor’s excellent operational track record and its ability to meet the rigorous vetting requirements of some of the world’s most selective major international oil companies and other charterers in the drybulk and container sectors, are attractive to charterers, providing them with a high degree of flexibility with respect to cargoes and trade routes. As a result, we have been able to expand our chartering relationships with both existing and new counterparties, such as Repsol Trading S.A., Stena Bulk AB and CSSA S.A. (a wholly owned subsidiary of Total S.A.).

•	Revenue and cash flow visibility and stability. As a number of our vessels are chartered under medium and long-term contracts, we benefit from revenue and cash flow visibility. We have also developed a diversified revenue stream due to our exposure to the product, crude, container and bulk shipping sectors, with a view to enhancing the stability of our revenue and cash flow. As of December 31, 2015, our average remaining charter duration was 6.4 years. In addition, taking into account the earliest charter expiration date, we have 83.1% charter coverage for 2016 and 59.4% charter coverage for 2017. The remaining staggered charter expirations are primarily in the product and crude segments, and we believe we are well positioned to take advantage of the positive demand fundamentals in the tanker business as our vessels become available for rechartering.

•	Modern, high specification product tanker and containership fleet. The 20 medium range tankers that form part of our fleet are all classed as IMO II/III vessels, which, in addition to the Ice Class 1A classification notation of many of our vessels, the wide range in size and geographic flexibility of our fleet and our compliance with existing regulatory standards, are attractive to our charterers, providing them with a high degree of flexibility in the types of cargoes and variety in the trade routes they may choose as they employ our fleet. We believe that these characteristics of our product tankers position us to take advantage of the positive demand fundamentals in the product tanker business as our vessels become available for rechartering. In addition, five of our existing container vessels and the three Dropdown Containerships are ‘eco, wide beam’ type and have an increased cargo intake and reduced bunker consumption as compared to older vessel designs. We believe that these characteristics make our containerships more attractive to charterers.

•	Strong asset coverage, cost efficient operations and acquisition funding. We believe that we have a strong balance sheet and that our financial strength positions us to continue to make opportunistic acquisitions, subject to financial market developments, and grow our business with charterers as they seek financially sound counterparties for long-term contracts. We also believe that we have a long history of cost efficient ship management with consistent cost performance below industry benchmarks due to our outsourcing of our vessel management and operations to our Manager.

Our Customers

We provide marine transportation services under medium- to long-term time charters or bareboat charters with a range of counterparties:

•	CMA CGM, a French container transportation and shipping company. With a fleet of 470 vessels, it serves 400 of the world’s 521 commercial ports.

•	Petrobras, a semi-public Brazilian multinational energy corporation that is a significant oil producer. It also owns oil refineries, oil tankers, and is a major distributor of oil products.

•	Stena Bulk, a Swedish tanker shipping company that operates a fleet of tankers worldwide.

•	Hyundai Merchant Marine Co. Ltd (“HMM”), an integrated logistics company, operating around 160 state-of-the-art vessels. HMM has worldwide global service networks, diverse logistics facilities, leading IT shipping related systems, a professional highly trained staff and a continual effort to provide premiere transportation services.

•	BP Shipping Limited, the shipping affiliate of BP, one of the world’s largest producers of crude oil and natural gas. BP has exploration and production interests in almost 80 countries. BP Shipping Limited provides all logistics for the marketing of BP’s oil and gas cargoes.

•	Overseas Shipholding Group Inc., one of the largest independent shipping companies in the world operating crude and product tankers with a fleet of 78 owned and operated vessels.

•	CSSA S.A. (Total S.A.), the shipping affiliate of Total S.A., the fourth largest publicly-traded integrated international oil and gas company in the world. Total S.A. is a multinational energy company with more than 100,000 employees, and operations in more than 130 countries.

•	Cosco Bulk Carrier Co. Ltd., an affiliate of the COSCO Group which is one of the largest drybulk charterers globally. The COSCO Group, listed on the Hong Kong Stock Exchange is believed to be China’s largest group specializing in global shipping, modern logistics and ship building and repairing. COSCO Group currently owns and controls over 800 modern merchant vessels with a total tonnage of 56 million dwt and an annual carrying capacity of 400 million tons.

•	Repsol Trading S.A., a subsidiary of Repsol S.A., an oil and gas conglomerate that operates in 30 countries, produces more than 1 million barrels a day from its oil fields, has a total installed capacity of 1.2 million barrels a day in its 10 refineries and sells its products through 7,250 service stations around the world.

•	Shell Western Supply and Trading, a subsidiary of Royal Dutch Shell PLC independent oil and gas company engaging in the principal aspects of the oil and gas industry in more than 70 countries.

•	Cargill International S.A., a multinational corporation with operations in 67 countries providing food, agriculture, financial and industrial products and services.

•	Capital Maritime & Trading Corp., an established, diversified shipping company with activities in the sea transportation of wet (crude oil, oil products, chemicals), container and dry cargoes worldwide with a long history of operating and investing in the shipping markets.

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

Our Management Agreements

We have entered into three separate technical and commercial management agreements with Capital Ship Management, a subsidiary of Capital Maritime, for the management of our fleet. Each vessel in our fleet is managed under the terms of one of the following three agreements:

•	Fixed fee management agreement: At the time of our IPO, we entered into an agreement with our Manager, under which our Manager provides us with certain commercial and technical management services for a fixed daily fee per managed vessel, which covers the commercial and technical management services, the respective vessel’s operating costs such as crewing, repairs and maintenance, insurance, stores, spares and lubricants, and the cost of the first special survey or next scheduled drydocking of each vessel. In addition to the fixed daily fees payable under the management agreement, Capital Ship Management is entitled to supplementary compensation for extraordinary fees and costs (as described in the agreement) of any additional direct and indirect expenses it reasonably incurs in providing these services, which may vary from time to time. We also pay a fixed daily fee per bareboat chartered vessel in our fleet, mainly to cover compliance and commercial costs, which includes those costs incurred by our Manager to remain in compliance with the oil majors’ requirements, including vetting requirements.

•	Floating fee management agreement: In June 2011, we entered into an agreement with our Manager based on actual expenses with an initial term of five years per managed vessel. Under the terms of this agreement, we compensate our Manager for expenses and liabilities incurred on our behalf while providing the agreed services to us, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled drydocking are borne by us and not by our Manager. We also pay our Manager a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index.

•	Crude Carriers management agreement: In September 2011, we completed our merger with Crude Carriers. Currently, three of the five crude tanker vessels we acquired as part of the merger continue to be managed under a management agreement entered into in March 2010, as amended, with Capital Ship Management whose initial term expires on December 31, 2020. Under the terms of this agreement we compensate our Manager for all of its expenses and liabilities incurred on our behalf while providing the agreed services to us, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating and administrative costs. We also pay our Manager the following fees: (a) a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index; (b) a sale and purchase fee equal to 1% of the gross purchase or sale price upon the consummation of any purchase or sale of a vessel acquired by Crude Carriers and (c) a commercial services fee equal to 1.25% of all gross charter revenues generated by each vessel for commercial services rendered. The manager has the right to terminate the Crude Carriers management agreement and, under certain circumstances, could receive substantial sums in connection with such termination; however, even if our board of directors or our unitholders are dissatisfied with the manager, there are limited circumstances under which we can terminate this management agreement. This termination fee was initially set at $9.0 million in March 2010 and increases on each one-year anniversary during which the management agreement remains in effect (on a compounding basis) in accordance with the total percentage increase, if any, in the United States Consumer Price Index over the immediately preceding 12 months. Since March 2015, this termination fee has been $9.8 million.

We expect that as the fixed fee management agreement expires for certain of our vessels, such vessels and any additional vessels we may acquire in the future will be managed under the floating fee management agreement. Under the terms of all three agreements, Capital Ship Management may provide these services to us directly or it may subcontract for certain of these services with other entities, including other Capital Maritime subsidiaries.

The table below sets out, as of December 31, 2015, the management agreement under which each vessel in our fleet is managed.

Vessel Name	Fixed fee management agreement	Floating fee management agreement	Crude management agreement
M/T Atlantas (M/T British Ensign)	X	—	—
M/T Assos (M/T Insurgentes)	until Apr 22, 2014	since Apr 23, 2014	—
M/T Aktoras (M/T British Envoy)	X	—	—
M/T Agisilaos	—	X	—
M/T Arionas	—	X	—
M/T Avax	—	X	—
M/T Aiolos (M/T British Emissary)	X	—	—
M/T Axios	—	X	—
M/T Atrotos (M/T El Pipila)	until Apr 26, 2014	since Apr 27, 2014	—
M/T Akeraios	—	X	—
M/T Apostolos	—	X	—
M/T Anemos I	—	X	—
M/T Alexandros II (M/T Overseas Serifos)	until Jan 21, 2013 & since May 9, 2013	since Jan 22, 2013 up to May 8, 2013	—
M/T Amore Mio II	until May 18, 2014	since May 19, 2014	—

Vessel Name	Fixed fee management agreement	Floating fee management agreement	Crude management agreement
M/T Aristotelis II (M/T Overseas Sifnos)	X	—	—
M/T Aris II (M/T Overseas Kimolos)	X	—	—
M/T Ayrton II	until Mar 31, 2014	since Apr 1, 2014	—
M/T Alkiviadis	until Sep 30, 2015	since Oct 1, 2015	—
M/V Cape Agamemnon	—	X	—
M/T Miltiadis M II	—	—	X
M/T Amoureux	—	—	X
M/T Aias	—	—	X
M/V Agamemnon	—	X	—
M/V Archimidis	—	X	—
M/V Hyundai Prestige	—	X	—
M/V Hyundai Premium	—	X	—
M/V Hyundai Paramount	—	X	—
M/V Hyundai Privilege	—	X	—
M/V Hyundai Platinum	—	X	—
M/T Aristotelis	—	X	—
M/T Active	—	X	—
M/V CMA CGM Amazon	—	X	—
M/T Amadeus	—	X	—
M/V CMA CGM Uruguay	—	X	—

Our Fleet

At the time of our IPO on April 3, 2007, our fleet consisted of eight vessels. Since that date, the size of our fleet has greatly increased in terms of both number of vessels and carrying capacity and currently consists of 34 vessels of various sizes with an average age of approximately 6.8 years and average remaining term under our charters of approximately 6.4 years (each, as of December 31, 2015).

We intend to continue to take advantage of our unique relationship with Capital Maritime and, subject to prevailing shipping, charter and financial market conditions and the approval of our board of directors, make strategic acquisitions in the medium to long term in a prudent manner that is accretive to our unitholders and to long-term distribution growth. Please read “Item 4A: History and Development of the Partnership—2015 Developments—Delivery of Dropdown Vessels” for a more detailed description of the right of first refusal Capital Maritime granted to us with respect to the acquisition of eight additional product tanker vessels. In addition, we may pursue opportunities for acquisitions of, or combinations with, other shipping businesses. Pursuant to the amended and restated omnibus agreement we have entered into with Capital Maritime in connection with our merger with Crude Carriers, Capital Maritime has granted us a right of first offer for any product tanker in its fleet with carrying capacity over 30,000 dwt under time or bareboat charter with a remaining duration of at least twelve months. Capital Maritime is, however, under no obligation to fix any of these vessels under charters of longer than twelve months. Please read “Item 7B: Related-Party Transactions” for a detailed description of our amended and restated omnibus agreement with Capital Maritime.

The table below provides summary information as of December 31, 2015 about the vessels in our fleet, as well as their delivery date or expected delivery date to us and their employment, including earliest possible redelivery dates of the vessels and relevant charter rates. The table also includes the daily management fee and approximate expected termination date of the respective management agreement with Capital Ship Management with respect to each vessel. Sister vessels, which are vessels of similar specifications and size typically built at the same shipyard, are denoted by the same letter in the table. We believe that sister vessels provide a number of efficiency advantages in the management of our fleet.

All of the vessels in our fleet are or were designed, constructed, inspected and tested in accordance with the rules and regulations of Det Norske Veritas (“DNV”), Lloyd’s Register of Shipping (“Lloyd’s”), Bureau Veritas (“BV”) or the American Bureau of Shipping (“ABS”) and were under time or bareboat charters from the time of their delivery.

VESSELS IN OUR FLEET AS OF DECEMBER 31, 2015

Vessel name	Sister Vessels [1]	Year built	DWT - TEU[23]	OPEX (per day)[2]	Management Agreement Expiration	Charter Duration/ Type [3]	Expiry of Charter [4]	Daily Charter Rate (Net)	Profit Share [5]	Charterer [6]	Description
PRODUCT TANKERS
Atlantas [7]	A	2006	36,760	$500	Mar 2016	10-yr BC	Mar 2016	$6,750		BP	Ice Class 1A IMO II/III Chem./Prod.
Aktoras [7]	A	2006	36,759	$500	Mar 2016	10.5-yr BC	Dec 2016	$7,250		BP	Ice Class 1A IMO II/III Chem./Prod.
Aiolos [7]	A	2007	36,725	$500	Jan 2017	10-yr BC	Feb 2017	$7,000		BP	Ice Class 1A IMO II/III Chem./Prod.
Agisilaos	A	2006	36,760	Floating	Dec 2016	1-yr TC	Aug 2016	$14,319		CMTC	Ice Class 1A IMO II/III Chem./Prod.
Arionas [11]	A	2006	36,725	Floating	Aug 2016	1.2-yr TC	Jan 2016	$14,813		CMTC	Ice Class 1A IMO II/III Chem./Prod.
Axios	B	2007	47,872	Floating	Jun 2017	3-yr TC	May 2018	$15,015		PETROBRAS	Ice Class 1A IMO II/III Chem./Prod.
Avax	B	2007	47,834	Floating	Apr 2017	3-yr TC	May 2018	$15,015		PETROBRAS	Ice Class 1A IMO II/III Chem./Prod.
Akeraios [9]	B	2007	47,781	Floating	Aug 2017	2-yr TC	Feb 2017	$15,405		CMTC	Ice Class 1A IMO II/III Chem./Prod.
Anemos I [9]	B	2007	47,782	Floating	Dec 2017	1-yr TC	May 2016	$17,034	✓	CMTC	Ice Class 1A IMO II/III Chem./Prod.
Apostolos [9]	B	2007	47,782	Floating	Sep 2017	2-yr TC	Mar 2017	$15,405		CMTC	Ice Class 1A IMO II/III Chem./Prod.
Alexandros II [8]	C	2008	51,258	$250	Mar 2018	10-yr BC	Nov 2017	$6,250		OSG	IMO II/III Chem./Prod.
Aristotelis II [8]	C	2008	51,226	$250	June 2018	10-yr BC	Apr 2018	$6,250		OSG	IMO II/III Chem./Prod.
Aris II [8]	C	2008	51,218	$250	Aug 2018	10-yr BC	Jun 2018	$6,250		OSG	IMO II/III Chem./Prod.
Ayrton II [10]	C	2009	51,260	Floating	Apr 2019	0.1 yr TC	Jan 2016	$23,275		LOUIS DREYFUS	IMO II/III Chem./Prod.
Atrotos	B	2007	47,786	Floating	Apr 2019	3-yr TC	Nov 2018	$17,306		PETROBRAS	Ice Class 1A IMO II/III Chem./Prod.
Alkiviadis	A	2006	36,721	Floating	Oct 2020	1-yr TC	Aug 2016	$14,936		CSSA	Ice Class 1A IMO II/III Chem./Prod.
Assos	B	2006	47,872	Floating	Apr 2019	3-yr TC	Mar 2018	$15,015		PETROBRAS	Ice Class 1A IMO II/III Chem./Prod.
Aristotelis	B	2013	51,604	Floating	Nov 2018	1.1-yr TC	Jan 2017	$18,763	✓	CMTC	Eco IMO II/III Chem./Prod.
Active	J	2015	50,136	Floating	Mar 2020	2-yr TC	May 2017	$17,258		CARGILL	Eco IMO II/III Chem.Prod.
Amadeus	J	2015	50,108	Floating	Jun 2020	2-yr TC	May 2017	$16,788	✓	CMTC	Eco IMO II/III Chem.Prod.

VESSELS IN OUR FLEET AS OF DECEMBER 31, 2015

Vessel name	Sister Vessels [1]	Year built	DWT - TEU[23]	OPEX (per day)[2]	Management Agreement Expiration	Charter Duration/ Type [3]	Expiry of Charter [4]	Daily Charter Rate (Net)	Profit Share [5]	Charterer [6]	Description
CRUDE TANKERS
Amoureux	D	2008	149,993	Crude	Dec 2020	2-yr TC	Mar 2017	$28,638		STENA	Crude Oil Suezmax
Aias	D	2008	150,393	Crude	Dec 2020	3-yr TC	Jan 2018	$25,506		REPSOL	Crude Oil Suezmax
Amore Mio II	E	2001	159,982	Floating	May 2019	0.7-yr TC	Apr 2016	$33,328		SHELL	Crude Oil Suezmax
Miltiadis M II	F	2006	162,397	Crude	Dec 2020	0.6-yr TC	Mar 2016	$35,000		CMTC	Ice Class 1A Crude Oil Suezmax ax
DRYBULK VESSEL
Cape Agamemnon	G	2010	179,221	Floating	Jun 2021	10-yr TC	Jun 2020	$40,090		COSCO	Cape Size Dry Cargo
CONTAINER CARRIER VESSELS
Archimidis [12]	H	2006	108,892 – 8,266 TEU	Floating	Dec 2017	—	—	—		—	Container Carrier
Agamemnon [12]	H	2007	108,892 – 8,266 TEU	Floating	Dec 2017	—	—	—		—	Container Carrier
Hyundai Prestige	I	2013	63,010 – 5,023 TEU	Floating	Sep 2018	12-yr TC	Dec 2024	$28,616		HMM	Eco Wide Beam Container Carrier
Hyundai Premium	I	2013	63,010 – 5,023 TEU	Floating	Apr 2018	12-yr TC	Jan 2025	$28,616		HMM	Eco Wide Beam Container Carrier
Hyundai Paramount	I	2013	63,010 – 5,023 TEU	Floating	Apr 2018	12-yr TC	Feb 2025	$28,616		HMM	Eco Wide Beam Container Carrier
Hyundai Privilege	I	2013	63,010 – 5,023 TEU	Floating	Sep 2018	12-yr TC	Mar 2025	$28,616		HMM	Eco Wide Beam Container Carrier
Hyundai Platinum	I	2013	63,010 - 5,023 TEU	Floating	Sep 2018	12-yr TC	Apr 2025	$28,616		HMM	Eco Wide Beam Container Carrier
CMA CGM Amazon	K	2015	115,145 - 9,288 TEU	Floating	Jun 2020	5-yr TC	May 2020	$38,759		CMA CGM	Eco-Flex, Wide Beam Container
CMA CGM Uruguay	K	2015	115,639 - 9,288 TEU	Floating	Sep 2020	5-yr TC	Aug 2020	$38,759		CMA CGM	Eco-Flex, Wide Beam Container

TOTAL FLEET DWT:			2,477,573 – 60,223 TEU

1	Sister vessels are denoted in the tables by the same letter as follows: (A), (B): these vessels were built by Hyundai MIPO Dockyard Co., Ltd., South Korea; (C): these vessels were built by STX Shipbuilding Co., Ltd., South Korea; (D): these vessels were built by Universal Shipbuilding Corp., Ariake, Japan; (E), (F), (H): these vessels were built by Daewoo Shipbuilding and Marine Engineering Co., Ltd., South Korea; (G): this vessel was built by Sungdong Shipbuilding & Marine Engineering Co., Ltd., South Korea; (I): these vessels were built by Hyundai Heavy Industries Co. Ltd, South Korea; (J): these vessels were built by Samsung Heavy Industries (Ningbo) Co. Ltd.; (K): these vessels were built by Daewoo-Mangalia Heavy Industries S.A.
2	Floating: These vessels are managed under the floating fee management agreement entered into with our Manager. Crude: These vessels managed under the Crude management agreement entered into between Crude and our Manager. The remaining vessels are managed under the fixed fee management agreement entered into with our Manager. For additional details regarding our management agreements please see “Item 4B: Business Overview—Our Management Agreements” above.

3	TC: Time Charter; BC: Bareboat Charter.
4	Earliest possible redelivery date.
5	Product Tankers: 50/50 profit share element for all vessels applies only to voyages that breach Institute Warranty Limits (“IWL”). The amounts received under these profit-sharing arrangements are subject to the same commissions payable on the gross charter rates, if any. There is also 50/50 profit share on actual earnings settled every 6 months.
6	BP: BP Shipping Ltd. OSG: certain subsidiaries of OSG. CMTC: Capital Maritime & Trading Corp. (our Sponsor). COSCO: Cosco Bulk Carrier Co. Ltd., an affiliate of the COSCO Group. HMM: Hyundai Merchant Marine Co. Ltd. CSSA: CSSA S.A. (Total S.A.). CMA CGM: CMA CGM. STENA: Stena Bulk A.B. SHELL: Shell International Trading and Shipping Company Limited. PETROBRAS: Petroleo Brasileiro S.A. REPSOL: Repsol Trading S.A. CARGILL: Cargill International S.A. LOUIS DREYFUS: Louis Dreyfus Commodities Suisse SA.
7	For the duration of the BC these vessels have been renamed British Ensign, British Envoy and British Emissary, respectively.

The M/T British Ensign is continuing its bareboat charter with BP Shipping at a bareboat rate of $6,750 per day. BP Shipping has the option to extend the duration of the charter for up to a further 12 months as either bareboat charter at a bareboat rate of $7,250 per day for the optional periods if declared or as on time charter basis during the optional periods at a time charter rate of $14,250 per day, if declared.

During 2015, the M/T British Envoy continued its bareboat charter with BP Shipping at a bareboat rate of $7,000 per day. In December 2015, BP Shipping exercised its option to extend the bareboat charter duration for an additional six months at a bareboat rate of $7,250 per day. The charter commenced in January 2016.

In March 2015, BP Shipping exercised its option to extend the M/T British Emissary bareboat charter for an additional 24 months at a bareboat rate of $7,000 per day. BP Shipping has the option to extend the duration of the charter for up to a further 12 months either as bareboat charter at a bareboat rate of $7,250 per day for the optional periods if declared or on a time charter basis during all optional periods at a time charter rate of $14,250 per day if declared.

8	For the duration of the BC, these vessels have been renamed: Overseas Serifos, Overseas Sifnos and Overseas Kimolos. OSG has the option of extending the employment of each vessel following the completion of the bareboat charters for an additional two years on a time chartered basis at a rate of $16,500 per day. OSG has an option to purchase each vessel at the end of the eighth, ninth or tenth year of its charter for $38.0 million, $35.5 million and $33.0 million, respectively, which option is exercisable six months before the date of completion of the relevant year of the charter. The expiration date above may therefore change depending on whether the charterer exercises its purchase option.
9	The vessel owning companies of the M/T Apostolos, the M/T Anemos I and the M/T Akeraios have entered into a three year time charter with Petrobras at a net rate of $17,306 per day for each vessel. The first two vessels commenced their respective charters in January 2016 while the third vessel is expected to commence its charter in the second quarter of 2016.
10	The vessel owning company of the M/T Ayrton II has entered into a two-year time charter with CMTC at a net rate of $17,775 per day. The charter commenced in February 2016.
11	The vessel owning company of the M/T Arionas has entered into a three-year time charter with Empresa Publica Flota Petrolera Ecuatoriana – EP Flopec (“Flopec”) at a net rate of $18,288 per day. The charter commenced in January 2016.
12	The vessel owning companies of the M/V Archimidis and the M/V Agamemnon have entered into a one-year time charter each with Pacific International Lines (PTE) Ltd, Singapore at a net rate of $8,838 per day. The charters for both vessels will commence in April 2016. The charterer has the option to extend the duration of the charters for both vessels for one year at a net rate of $19,750.
13	DWT: Dead Weight Ton, TEU: Twenty-foot Equivalent Unit

Comparison of Possible Excess of Carrying Value over Estimated Charter-Free Market Value of Certain Vessels

In “Critical Accounting Policies—Vessel Lives and Impairment” in Item 5 below, we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2015 and 2014; (ii) which of our vessels we believe has a charter free market value below its carrying value; and (iii) the aggregate difference between carrying value and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind. Our estimates are based on the average of two estimated market values for our vessels received from third-party independent shipbrokers approved by our banks. You should note that vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

Vessels	Date acquired by us	Carrying value as of December 31, 2015 (in millions of United States dollars)		Carrying value as of December 31, 2014 (in millions of United States dollars)
M/T Atlantas	04/04/2007	$20.6		$21.8	*
M/T Assos	04/04/2007 & 08/16/2010	$26.0	*	$27.6	*
M/T Aktoras	04/04/2007	$20.9		$22.2	*
M/T Agisilaos	04/04/2007	$21.5	*	$22.7	*
M/T Arionas	04/04/2007	$21.7	*	$23.0	*
M/T Avax	04/04/2007	$24.3	*	$25.7	*
M/T Aiolos	04/04/2007	$21.7		$23.0	*
M/T Axios	04/04/2007	$24.6	*	$26.0	*
M/T Atrotos	05/08/2007 & 03/01/2010	$25.2	*	$26.6	*
M/T Akeraios	07/13/2007	$25.2	*	$26.6	*
M/T Apostolos	09/20/2007	$28.0	*	$29.6	*
M/T Anemos I	09/28/2007	$28.0	*	$29.6	*
M/T Alexandros II	01/29/2008	$32.7	*	$34.5	*
M/T Amore Mio II	03/27/2008	$51.2	*	$55.7	*
M/T Aristotelis II	06/17/2008	$33.2	*	$35.0	*
M/T Aris II	08/20/2008	$33.4	*	$35.2	*
M/T Ayrton II	04/13/2009	$34.8	*	$36.6	*
M/T Alkiviadis	06/30/2010	$23.0	*	$24.3	*
M/V Cape Agamemnon	06/09/2011	$42.6	*	$44.6	*
M/T Miltiadis M II	09/30/2011	$42.7		$45.2
M/T Amoureux	09/30/2011	$44.4		$46.7
M/T Aias	09/30/2011	$44.3		$46.7
M/V Archimidis	12/22/2012	$55.6	*	$58.5
M/V Agamemnon	12/22/2012	$58.7	*	$61.5	*
M/V Hyundai Prestige	09/11/2013	$49.2	*	$51.3	*
M/V Hyundai Premium	03/20/2013	$48.4	*	$50.4	*
M/V Hyundai Paramount	03/27/2013	$48.4	*	$50.4	*
M/V Hyundai Privilege	09/11/2013	$49.3	*	$51.3	*
M/V Hyundai Platinum	09/11/2013	$49.3	*	$51.3	*
M/T Aristotelis	11/28/2013	$35.1	*	$36.5	*
M/T Active	03/31/2015	$35.3		—
M/V CMA CGM Amazon	06/10/2015	$89.8	*	—
M/T Amadeus	06/30/2015	$35.6		—
M/V CMA CGM Uruguay	09/18/2015	$90.8	*	—

Total		1,315.5		$1,120.1

*	Indicates vessels, for which we believe, as of December 31, 2015 and 2014, the basic charter-free market value is lower than the vessel’s carrying value as of December 31, 2015 and 2014. We believe that the aggregate carrying value of these vessels, assessed separately, exceeds their aggregate basic charter-free market value by approximately $130.1 and $100.7 million as of December 31, 2015 and 2014, respectively. This increase of $29.4 million in 2015 as compared to 2014 is due to the decrease of asset values mainly in container and bulk carriers as a consequence of slowdown in container and bulk carriers market that negatively affected market values of the respective type of vessels. As discussed in “Critical Accounting Policies—Vessel Lives and Impairment”, we believe that the carrying values of our vessels as of December 31, 2015 and 2014 were recoverable as the undiscounted projected net operating cash flows of these vessels exceeded their carrying value by a significant amount.

Our Charters

As of December 31, 2015, with the exception of two of our post panamax containers that remained idle and one of our MR tankers that performed a short period time charter, the remaining vessels in our fleet were under medium- to long-term time or bareboat charters with an average remaining term under our charters of approximately 6.4 years. Under certain circumstances, we may operate our vessels in the spot market or certain of our vessels might remain idle until they are fixed under appropriate medium- to long-term charters. As our vessels come up for rechartering, depending on the prevailing market rates, we may not be able to recharter them at levels similar to their current charters, or at all, which may affect our future cash flows from operations. Please read “Item 4B: Business Overview—Our Fleet”, including the chart and accompanying notes, for more information on our time and bareboat charters, including counterparties, expected expiration dates of the charters and daily charter rates.

Time Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel’s owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate and the charterer is responsible for substantially all vessel voyage costs except for commissions which are assumed by the owner. The basic hire rate payable under the charters is a previously agreed daily rate, as specified in the charter, payable at the beginning of the month in U.S. Dollars. We currently have 28 vessels under time charter agreements, of which three contain profit-sharing provisions that allow us to realize at a predetermined percentage, additional revenues when spot rates or actual charter rates are higher than the base rates incorporated in our charters or, in some instances, through greater utilization of our vessels by our charterers.

Profit Sharing Arrangements

We currently have two types of profit sharing arrangements. The profit sharing arrangement for M/T Amadeus under time charter with Capital Maritime is based on the calculation of the vessel’s actual earnings and is settled every six months. In the event actual time charter equivalent (“TCE”) over that period is higher than the agreed daily charter rate of the vessel, we receive the basic net hire rate plus 50% of the excess over the gross daily charter rate. This means that actual voyage revenues earned and received, actual expenses incurred and actual time taken to perform the voyages during that period are used for purposes of the calculation. The charterer is obligated to provide us with a copy of each fixture note and all reasonable documentation with respect to items of cost and earnings.

The profit sharing arrangements for vessels M/T Aristotelis and M/T Anemos I, which are also under time charter with Capital Maritime, are based on the calculation of the TCE according to the “last to next” principle and are only applicable to voyages during which Institute Warranty Limits (“IWL”) have been breached. In such event, we receive the basic net hire rate plus 50% of the excess over the gross hire rate. This means that actual voyage revenues earned and received, actual expenses incurred and actual time taken to perform the voyage are used for purposes of the calculation. The charterer is obligated to provide us with a copy of each fixture note and all reasonable documentation with respect to items of cost and earnings referring to each voyage during which IWL have been breached. If the average daily TCE is less than or equal to the basic gross hire rate, then we receive the basic net hire rate only. If the average daily TCE for any voyage where IWL have been breached exceeds the basic gross hire rate, then we receive the basic net hire rate plus 50% of the excess over the gross hire rate. The profit share with Capital Maritime, if any, is calculated and settled the next calendar month following the completion of the voyage.

The amounts received under these profit-sharing arrangements are subject to the same commissions payable on the gross charter rates. Please read “Item 4B: Business Overview—Our Fleet”, including the table and accompanying notes, for additional information.

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

As of December 31, 2015, we had six vessels under bareboat charter, three with BP Shipping Limited and three with subsidiaries of OSG. The charters entered into with subsidiaries of OSG are fully and unconditionally guaranteed by OSG and include options for the charterer to purchase each vessel for $38.0 million, $35.5 million or $33.0 million at the end of the eighth, ninth or tenth year of the charter, respectively. In each case, the option to purchase the vessel must be exercised six months prior to the end of the charter year.

Spot Charters

A spot charter generally refers to a voyage charter or a trip charter or a short-term time charter.

Voyage / Trip Charter

A voyage charter involves the carriage of a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. Under a typical voyage charter, the shipowner is paid on the basis of moving cargo from a loading port to a discharge port. In voyage charters the shipowner generally is responsible for paying both vessel operating costs and voyage expenses, and the charterer generally is responsible for any delay at the loading or discharging ports. Under a typical trip charter or short-term time charter, the shipowner is paid on the basis of moving cargo from a loading port to a discharge port at a set daily rate. The charterer is responsible for paying for bunkers and other voyage expenses, while the shipowner is responsible for paying vessel operating expenses.

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

We have entered into three separate technical and commercial management agreements with Capital Ship Management for the management of our fleet: the fixed fee management agreement, the floating fee management agreement and, with respect to the vessels acquired as part of the merger with Crude Carriers, the Crude Carriers management agreement. Each vessel in our fleet is managed under the terms of one of these three agreements. The aggregate management fees paid to Capital Ship Management for the year ended December 31, 2015 were $11.7 million as compared to $13.3 million and $17.0 million for the years ended December 31, 2014 and 2013, respectively.

For a more detailed description of the three management agreements and administrative services agreements we have entered into with Capital Ship Management, please read “Item 4B: Business Overview—Our Management Agreements”.

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

In 2014, Capital Ship Management was successfully assessed by Lloyd’s Register against the “IMO Strategic Concept of a Sustainable Shipping Industry”. It is the first shipping company worldwide to receive such certification, in line with Capital Ship Management strategy to be inspired by and apply the key principles and goals of the International Maritime Organization’s (IMO’s) Strategy for Sustainable Maritime Transport Systems. In particular, Capital Ship Management has established a task force to implement specific actions, plans, processes, and to develop systems addressing sustainability. Priority has been given to the promotion of a safety culture and environmental stewardship, as well as to the education, training and support of seafarers, technical co-operation, energy efficiency and ship-port interface, new technology and innovation, energy supply for ships, finance, liability and insurance mechanisms, maritime traffic support and advisory systems, ocean governance.

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

While a plethora of parameters are considered and evaluated prior to a commercial decision, the oil majors, through their association, the Oil Companies International Marine Forum (“OCIMF”), have developed and are implementing two basic tools: (i) a Ship Inspection Report Programme (“SIRE”) and (ii) the Tanker Management & Self Assessment (“TMSA”) Program. The former is a physical ship inspection based upon a thorough Vessel Inspection Questionnaire (“VIQ”) and performed by accredited OCIMF inspectors, resulting in a report being logged on SIRE, while the latter is a recent addition to the risk assessment tools used by the oil majors.

Based upon commercial needs, there are three levels of risk assessment used by the oil majors: (i) terminal use, which will clear a vessel to call at one of the oil major’s terminals; (ii) voyage charter, which will clear the vessel for a single voyage; and (iii) term charter, which will clear the vessel for use for an extended period of time. The depth, complexity and difficulty of each of these levels of assessment vary. While for the terminal use and voyage charter relationships, a ship inspection and the operator’s TMSA will be sufficient for the assessment to be undertaken, a term charter relationship also requires a thorough office assessment. In addition to the commercial interest on the part of the oil major, an excellent safety and environmental protection record is necessary to ensure an office assessment is undertaken.

We believe Capital Maritime and Capital Ship Management are among a small number of ship management companies to have undergone and successfully completed audits by seven major international oil companies in the last few years (i.e., BP, Chevron Corporation, Philips66 Inc., ExxonMobil Corporation, Royal Dutch Shell plc, Statoil ASA, Tesoro Corporation and Total S.A.).

Crewing and Staff

Capital Ship Management, an affiliate of Capital Maritime, through a subsidiary in Romania and crewing offices in Romania, Russia and the Philippines, recruits senior officers and crews for our vessels. Capital Ship Management has entered into an agreement for the training of officers under ice conditions at a specialized training center in St. Petersburg, Russia. Capital Maritime’s vessels are currently manned primarily by Romanian, Russian and Filipino crew members. Having employed these crew configurations for Capital Maritime for a number of years, Capital Ship Management has considerable experience in operating vessels in this configuration and has a pool of certified and experienced crew members which we can access to recruit crew members for our vessels.

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

Class Renewal Surveys (also known as special surveys) are carried out at the intervals indicated by the classification for the hull, which are usually at five-year intervals. During the special survey, the vessel is thoroughly examined, including Non-Destructive Inspections (“NDIs”) to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society will order steel renewals. The classification society may grant a three-month extension for completion of the special survey under certain conditions. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every five years, a ship-owner or manager has the option, depending on the type of ship, of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class.

These processes are referred to as Continuous Hull Survey (“CHS”) and Continuous Machinery Survey (“CSM”). However, the CHS notation is not valid for vessels that are subject to Enhanced Survey Program (“ESP”) surveys, as required by SOLAS.

Occasional Surveys are carried out as a result of unexpected events (e.g., an accident or other circumstances requiring unscheduled attendance by the classification society for reconfirming that the vessel maintains its class) following such an unexpected event.

All areas subject to survey, as defined by the classification society, are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere.

Most vessels are also drydocked every two and a half years for inspection of the underwater parts and any deficiencies related to inspections need to be rectified either during the inspection or at a later stage if found to be appropriate according to its class. The classification surveyor in this case will issue a “recommendation” which must be rectified by the ship-owner within prescribed time limits. Class and SOLAS rules allow one of the bottom surveys (the intermediate one) in a five-year period to be carried out afloat instead of dry docking; however this is only applicable for certain ship types and for modern vessels.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. All of our vessels are certified as being “in class” by Lloyd’s, ABS and BV. All new and secondhand vessels that we may purchase must be certified prior to their delivery under our standard agreements. If any vessel we contract to purchase is not certified as “in class” on the date of closing, under our standard purchase agreements, we will have no obligation to take delivery of such vessel.

Risk Management and Insurance

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or personal injury and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. The occurrence of any of these events may result in loss of revenues or increased costs or, in the case of marine disasters, catastrophic liabilities. Although we believe our current insurance program is comprehensive, we cannot insure against all risks, and we cannot be certain that all covered risks are adequately insured against or that we will be able to achieve or maintain similar levels of coverage throughout a vessel’s useful life. Furthermore, there can be no guarantee that any specific claim will be paid by the insurer or that it will always be possible to obtain insurance coverage at reasonable rates. More stringent environmental regulations in the past have resulted in increased costs for, and may result in the lack of availability of, insurance against the risks of environmental damage or pollution. Moreover, under the terms of our bareboat charters, the charterer provides for the insurance of the vessel, and, as a result, these vessels may not be adequately insured and/or in some cases may be self-insured. Any uninsured or under-insured loss could harm our business and financial condition or could materially impair or end our ability to trade or operate.

We believe our current insurance program is prudent. We currently carry the traditional range of marine and liability insurance coverage for each of our vessels to protect against most of the accident-related risks involved in the conduct of our business. Specifically we carry:

•	Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collisions, grounding and weather and the coverage is usually to an agreed “insured value” which, as a matter of policy, is never less than the particular vessel’s fair market value. Cover is subject to policy deductibles which are always subject to change.

•	Increased value insurance augments hull and machinery insurance cover by providing a low-cost means of increasing the insured value of the vessels in the event of a total loss casualty.

•	Protection and indemnity insurance is the principal coverage for third-party liabilities and indemnifies against such liabilities incurred while operating vessels, including injury to the crew, third parties, cargo or third-party property loss (including oil pollution) for which the shipowner is responsible. We carry the current maximum available amount of coverage for oil pollution risks, $1.0 billion per vessel per incident.

•	War Risks insurance covers such items as piracy and terrorism.

•	Freight, Demurrage & Defense cover is a form of legal costs insurance which responds as appropriate to the costs of prosecuting or defending commercial (usually uninsured operating) claims.

Not all risks are insured and not all risks are insurable. The principal insurable risks which nevertheless remain uninsured across the fleet are “loss of hire” and “strikes”. We do not insure these risks because the costs are regarded as disproportionate to the benefit.

The following table sets forth certain information regarding our insurance coverage as of December 31, 2015:

Type	Aggregate Sum Insured for All Vessels in Our Existing Fleet*
Hull and Machinery	$1.8 billion
Increased Value (including Excess Liabilities)	$498 million additional “total loss” coverage
Hull & Machinery (War Risks)	$2.3 billion
Protection and Indemnity (P&I) Pollution liability claims	Up to $1.0 billion per incident per vessel

*	Certain of our bareboat charterers are responsible for the insurance on the vessels. The values attributed to those vessels are in line with the values agreed in the relevant charters.

The International Shipping Industry

The seaborne transportation industry is a vital link in international trade, with ocean-going vessels representing the most efficient and often the only method of transporting large volumes of basic commodities and finished products. Demand for oil tankers is dictated by world oil demand and trade, which is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States, China and India. The drybulk trade is influenced by the underlying demand for the drybulk commodities, which, in turn, is influenced by the level of worldwide economic activity. Generally, growth in gross domestic product, or GDP, and industrial production correlate with peaks in demand for marine drybulk transportation services. A wide range of cargoes are transported by container but most notably container transportation is responsible for the shipment of a diverse selection of manufactured and consumer goods in unitized form. These cargoes are transported by container to end users in all regions of the world, and in particular, from key producing and manufacturing regions to end users in the world’s largest consumer economies. Growth in global container trade is being driven by growth in world merchandise trade, and the growing share in the containerized part thereof, along with the expansion in “containerization” of new commodities and the trend towards globalization.

Shipping demand, measured in tonne-miles, is a product of (a) the amount of cargo transported in ocean-going vessels, multiplied by (b) the distance over which this cargo is transported. The distance is the more variable element of the tonne-mile demand equation and is determined by seaborne trading patterns, which are principally influenced by the locations of production and consumption. Seaborne trading patterns are also periodically influenced by geo-political events that divert vessels from normal trading patterns, as well as by inter-regional trading activity created by commodity supply and demand imbalances. Tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity, as well as the long-term impact of oil prices on the location and related volume of oil production. Tonnage of oil shipped is also influenced by transportation alternatives (such as pipelines) and the output of refineries.

Demand for tankers and tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity, as well as the long-term impact of oil prices on the location and related volume of oil production. Global oil demand returned to limited growth in 2010 and has since been expanding at a modest pace, as a steady rise in Asia has outweighed decreasing demand in Europe and in the United States. According to the IEA, global oil demand for 2015 has been revised as of December 2015 to 94.6 mb/day compared to 92.8 mb/day during 2014.

Tonnage of oil shipped is also influenced by transportation alternatives (such as pipelines) and the output of refineries. Between 2012 and 2014, it is estimated that 18 refineries, predominantly in OECD countries, with combined throughput of approximately 2.4 mb/day, ceased operations as a result of weak margins. Europe has been hit the hardest as the region’s aging refineries have struggled to adjust to the lower demand and weaker profit margins that accompanied the economic slowdown. European refineries have also been hit by increased competition from newer refineries in the Middle East and Asia, which benefit from lower operating costs. It is estimated that refinery capacity in the Middle East and Asia combined increased by 2.2 mb/day in 2015. In 2016, a notable number of additional refineries are expected to start operations in the two regions. These new so-called super-refineries are expected to offset the lost refining capacity in the OECD countries, which could potentially have a positive impact on tonne-mile demand for product tankers as cargoes will be transported across longer distances.

Growth in global container trade has been driven by growth in world merchandise trade, and the growing share in the containerized part thereof, along with the expansion in ‘containerization’ of new commodities and the trend towards globalization. Both world merchandise trade, and global container trade itself, have generally grown at a multiple of global GDP, with the expansion of the kinds of goods being transported in containers amongst the fastest growing parts of world trade overall. In general, although it has been relatively volatile from year to year, the multiple of global container trade growth over world economic growth appears to be gradually reducing, as some of the trends driving it begin to mature. Demand for containerships is expected to grow at rate of 4.0% for 2016 mainly due to increased demand in the Far East to Europe and Transpacific trades, as well as in most non- mainline trades and especially in the intra-Asia trade.

Competition

We operate in a highly fragmented, highly diversified global market with many charterers, owners and operators of vessels.

Competition for charters in all the trades our vessels trade in, tankers, drybulk and container, can be intense and the ability to obtain favorable charters depends, in addition to price, on a variety of other factors, including the location, size, age, condition and acceptability of the vessel and its operator to the charterer and is frequently tied to having an available vessel which has met the strict operational and financial standards established by the oil major companies to pre-qualify or vet tanker operators prior to entering into charters with them. Although we believe that at the present time no single company has a dominant position in the markets in which we compete, that could change and we may face substantial competition for medium- to long-term charters from a number of experienced companies who may have greater resources or experience than we do when we try to recharter our vessels, especially as a number of our vessels will come off charter during 2016. However, Capital Maritime is among a small number of ship management companies in the tanker sector that has undergone and successfully completed office assessments by seven major international oil companies in the last few years, including audits with BP, Chevron Corporation, Philips66 Inc., ExxonMobil Corporation, Royal Dutch Shell plc, Statoil ASA and Total S.A. We believe our ability to comply better with the rigorous standards of major oil companies relative to less qualified or experienced operators allows us to effectively compete for new charters.

Regulation

General

Our operations and our status as an operator and manager of ships are extensively regulated by international conventions, Class requirements, U.S. federal, state and local as well as non-U.S. health, safety and environmental protection laws and regulations, including OPA 90, the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Port and Tanker Safety Act, the Act to Prevent Pollution from Ships, the U.S. Clean Air Act (“Clean Air Act”), The Clean Water Act, as well as regulations adopted by the IMO and the European Union, air emission requirements, IMO/U.S. Coast Guard / EPA pollution regulations and various Safety of Life at Sea (“SOLAS”) amendments, as well as other regulations described below. In addition, various jurisdictions either have or are adopting ballast water management conventions to prevent the introduction of non-indigenous invasive species. Compliance with these laws, regulations and other requirements could entail additional expense, including vessel modifications and implementation of additional operating procedures.

We are also required by various governmental and quasi-governmental agencies and international organizations to obtain permits, licenses and certificates for our vessels, depending upon such factors as the country of registry, the cargo transported, the trading area, the nationality of the vessel’s crew, the age and size of the vessel and our status as owner or charterer. Failure to maintain necessary permits, licenses or certificates could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

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

United States Requirements

The United States regulates the tanker industry with extensive environmental protection requirements and a liability regime addressing violations and the cleanup of oil spills, primarily through OPA 90, CERCLA and certain coastal state laws.

OPA 90 affects all vessel owners and operators transporting crude oil or petroleum products to, from, or within U.S. waters. The law phased out the use of single-hull tankers and can effectively impose unlimited liability on vessel owners and operators in the event of an oil spill. Under OPA 90, vessel owners, operators and bareboat charterers are liable, without regard to fault, for all containment and clean-up costs and other damages, including natural resource damages, and for certain economic losses, arising from oil spills and pollution from their vessels. U.S. Coast Guard regulations limit OPA liability for environmental damages for double-hull vessels to the greater of $2,000 per gross ton or $17,088,000 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation), unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case, liability is unlimited. On November 19, 2015, U.S. Coast Guard issued a final rule to raise these limits to the greater of $2,200/gross ton or $18.79 million. In addition, OPA 90 does not preempt state law and permits individual states to impose their own stricter liability regimes with regard to oil pollution incidents occurring within their boundaries. Coastal states have enacted pollution prevention, liability and response laws, many providing for unlimited liability. Bills are introduced periodically in the U.S. Congress to increase the limits of OPA liability for all vessels, including tanker vessels.

CERCLA applies to the discharges of hazardous substances (other than oil) whether on land or at sea, and contains a liability regime that provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying any hazardous substances as cargo, or $0.5 million for any other vessel, per release of or incident involving hazardous substances. These limits of liability do not apply if the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case, liability is unlimited.

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

OPA 90 also amended the Clean Water Act to require owners and operators of vessels to adopt contingency plans for reporting and responding to oil spill scenarios up to a “worst case” scenario and to identify and ensure, through contracts or other approved means, the availability of necessary private response resources to respond to a “worst case discharge.” In addition, periodic training programs, drills for shore and response personnel, and for vessels and their crews are required. Our vessel response plans have been approved by the U.S. Coast Guard (“USCG”). The Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages, and complements the remedies available under OPA 90 and CERCLA, discussed herein.

U.S. Environmental Protection Agency (“EPA”) regulations govern the discharge into U.S. waters of ballast water and other substances incidental to the normal operation of vessels. Under EPA regulations, commercial vessels greater than 79 feet in length are required to obtain coverage under the Vessel General Permit, or VGP, by submitting a Notice of Intent. The VGP incorporates current USCG requirements for ballast water management as well as supplemental ballast water requirements, and includes technology-based and water-quality based limits for other discharges, such as deck runoff, bilge water and gray water. USCG regulations phase in stricter VGP ballast management requirements in the future.

Administrative obligations, such as monitoring, recordkeeping and reporting requirements also apply. Implementation of the water treatment standards adopted by the USCG/EPA is required earlier than the implementations of equivalent standards agreed by the IMO. For trading in the U.S. waters, vessels are to be installed with ballast water treatment systems (“BWT”) approved by the USCG at the first bottom survey after January 1, 2016. A number of BWT technologies have already received Alternate Management System (“AMS”) extension approval, but to date none of the systems available in the market have received a USCG type BWT approval certificate. We have applied to the USCG for AMS extensions for all of our vessels with a bottom survey within 2016, and will apply by year end for extensions for all vessels with due docking dates within 2017. So far, our applications for vessels with due docking dates within 2016 have been successful and extensions for these vessels have been granted until January 2018 by the USCG and EPA. Although further extensions may be granted if suitable USCG certified BWT systems are not made available in due course, compliance with this requirement at a later date may impose substantial costs for retrofitting our vessels with BWT systems or otherwise restrict our vessels from entering U.S. waters.

The Clean Air Act requires the EPA to promulgate standards applicable to emissions of volatile organic compounds, hazardous air pollutants and other air contaminants. The Clean Air Act also requires states to draft State Implementation Plans (“SIPs”) designed to attain national health-based air quality standards, which have significant regulatory impacts in major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Individual states, including California, also regulate vessel emissions within state waters. California also has adopted fuel content regulations that will apply to all vessels sailing within 24 miles of the California coastline or whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. In addition, on March 26, 2010, IMO designated the area extending 200 miles from the U.S. territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Emission Control Areas under recent amendments to the Annex VI of MARPOL (discussed below). In addition, regulatory initiatives to require cold- ironing (shore-based power while docked) are under consideration in a number of jurisdictions to reduce air emissions from docked ships. Compliance with these regulations entails significant capital expenditures or otherwise increases the costs of our operations.

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

Additionally, as of January 1, 2015, more stringent sulfur emission standards apply in coastal areas designated as Emission Control Areas. We may incur additional costs to comply with these revised standards. A failure to comply with Annex VI requirements could result in a vessel not being able to operate. All of our vessels are subject to Annex VI regulations. We believe that our existing vessels meet relevant Annex VI requirements and that our undelivered product tankers will be fitted with these emission control systems prior to their delivery. Nevertheless, as existing vessels are not mostly designed to operate on ultra-low sulfur distillate fuel continuously;

we are introducing mitigating measures and or modifications enabling vessels to operate continuously within SECA areas. These mitigation measures and modifications may increase our operating expenses.

SOLAS new requirements necessitate installation of ECDIS equipment (electronic charts) for some type of vessels at the 1st radio survey carried out after July 1, 2015. For container vessels, this requirement comes in force at the first radio survey after 1st July 2016. While some of our vessels are already fitted with ECDIS equipment requiring only minimal upgrades, a number of our vessels are not fitted with such equipment and additional expenditure might be incurred to comply with this regulation.

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

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) which imposes strict liability on ship owners for pollution damage caused by discharges of bunker oil in jurisdictional waters of ratifying states. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). Our fleet has been issued with a certificate attesting that insurance is in force in accordance with the insurance provisions of the convention.

IMO regulations also require owners and operators of vessels to adopt Shipboard Marine Pollution Emergency Plans (“SMPEPs”). Periodic training and drills for response personnel and for vessels and their crews are required.

The SMPEPs required for our vessels are in place.

In addition, our operations are subject to compliance with the International Bulk Chemical (“IBC”) Code, as required by MARPOL and SOLAS for chemical tankers built after July 1, 1986, which provides ship design, construction and equipment requirements and other standards for the bulk transport of certain liquid chemicals. Under October 2004 amendments to the IBC Code (implemented to meet recent revisions to SOLAS and Annex II to MARPOL), some previously unrestricted vegetable oils, including animal fats and marine oils, must be transported in chemical tankers meeting certain double-hull construction requirements. Our vessels may transport such cargoes, but are restricted as to the volume they are able to transport per cargo tank. This restriction does not apply to edible oils. In addition, those amendments require re-evaluation of the categorization of certain products with respect to their properties as marine pollutants, as well as related ship type carriage requirements, etc.

MARPOL Annex II, applicable from January 1, 2016, requires the upgrade of oil discharge monitoring equipment (“ODME”) installed on all of our MR tankers certified for the carriage of biofuels. To permit carriage of biofuels on our MR tankers, we have placed orders for on-time upgrades of ODME. As such, we expect to incur additional expenditures for compliance.

MARPOL Annex I, applicable from January 1, 2016, requires stability instruments onboard our tankers to demonstrate compliance with damage stability calculations. All of our tankers already comply with this requirement, so no additional expenditures are expected for compliance with this amended regulation.

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

The Kyoto Protocol to the United Nations Framework Convention on Climate Change, or Kyoto Protocol, requires participating countries to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which contribute to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, a new treaty may be adopted in the future that includes restrictions on shipping emissions. The European Union also has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the EPA is considering a petition from the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. In addition, the EPA has begun regulating greenhouse gas emissions under the Clean Air Act and climate change initiatives are being considered in the U.S. Congress. A consensus agreement reached at the 2015 United Nations Climate Change Conference in Paris will, if formally adopted, commit participating nations to reduce greenhouse gas emissions in order to keep global temperature increases well below two degrees Celsius, with regular five-year reviews of progress beginning in 2023. National and multilateral efforts to meet these goals could result in reductions in the use of carbon fuels generally, and stricter limits on greenhouse gas emissions from ships in particular. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate that restrict emissions of greenhouse gases could have a financial impact on our operations that we cannot predict with certainty at this time. In addition, scientific studies have indicated that increasing concentrations of greenhouse gases in the atmosphere can produce climate changes with significant physical effects, such as increased frequency and severity of storms, floods and other severe weather events that could affect our operations.

C.	Organizational Structure

Please also see Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein and Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2015.

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

You should read the following discussion of our financial condition and results of operations in conjunction with our audited consolidated Financial Statements for the years ended December 31, 2015, 2014, and 2013 and related notes included elsewhere in this Annual Report. Among other things, the Financial Statements include more detailed information regarding the basis of presentation for the following information. The Financial Statements have been prepared in accordance with U.S. GAAP and are presented in thousands of U.S. Dollars.

A.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are an international owner of modern tanker, container and drybulk vessels organized in January 2007 by Capital Maritime, an international shipping company with a long history of operating and investing in the shipping market. Our fleet currently consists of 34 modern high specification vessels with an average age of approximately 6.8 years as of December 31, 2015. Our fleet comprises four Suezmax crude oil tankers (0.6 dwt), 20 medium range product tankers (0.9 dwt), nine post-panamax container carrier vessels (0.8 dwt) and one Capesize bulk carrier (0.2 dwt). Our vessels are capable of carrying a wide range of cargoes, including crude oil, refined oil products, such as gasoline, diesel, fuel oil and jet fuel, edible oils and certain chemicals, such as ethanol, as well as dry cargo and containerized goods.

Our primary business objective is to pay a sustainable quarterly distribution per unit and to increase our distributions over time, subject to shipping, charter and financial market developments and our financing requirements. Our strategy aims to maintain and grow our cash flows while maintaining and building on our ability to meet rigorous industry and regulatory safety standards.

We believe that the medium- to long-term, fixed-rate nature of our charters and our cost-efficient ship management operations under our agreements with Capital Ship Management and the fact that we currently have no capital commitments to purchase or build further vessels, other than the Dropdown Containership with expected delivery in February 2016, contribute to providing visibility of revenues, earnings and distributions in the medium- to long-term. As our vessels come up for rechartering, we seek to redeploy them at contracts that reflect our expectations of the market conditions prevailing at the time.

We intend to continue to evaluate potential opportunities to acquire both newbuildings and second-hand vessels from Capital Maritime and from third parties (including, potentially, through the acquisition of, or combination with, other shipping businesses) and leverage the expertise and reputation of Capital Maritime in a prudent manner that is accretive to our unitholders and to long-term distribution growth, subject to approval of our board of directors and overall market conditions. In connection with evaluating and pursuing these opportunities, and as we seek to optimize our capital structure, we may also seek to evaluate and pursue financing opportunities from external financing sources, including bank borrowings and depending on market conditions, the issuance of debt and equity securities. Consistent with this strategy, we have a right of first refusal to acquire eight additional product tanker vessels from Capital Maritime, as further described in “Item 4A: History and Development of the Partnership—2015 Developments—Delivery of Dropdown Vessels”.

As of December 31, 2015, the Marinakis family, including Evangelos M. Marinakis, our former chairman, may be deemed to beneficially own on a fully converted basis a 16.4% interest in us (18.1% on a non-fully converted basis), through, among others, Capital Maritime.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their products. Historically, we have provided services to our customers under time or bareboat charter agreements. As of December 31, 2015, 32 of the 34 vessels in our fleet were trading in the period market and two were idle seeking period employment.

Our vessels are currently under contracts with BP Shipping Limited, OSG, HMM, CSSA S.A. (Total S.A.), Cosco, Petrobras, CMA CGM, Stena Bulk and Capital Maritime. For the year ended December 31, 2015, Capital Maritime and HMM accounted for 29% and 21% of our revenues, respectively. For the year ended December 31, 2014, Capital Maritime, HMM and Maersk Line accounted for 38%, 24% and 12% of our revenues, respectively. For the year ended December 31, 2013, Capital Maritime, BP Shipping Limited, Maersk Line and HMM accounted for 32%, 17%, 14% and 13% of our revenues, respectively. The loss of, default by or restructuring of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations. As our fleet expands, we seek to enter into charters with new charterers and aim to maintain a portfolio that is diverse from a customer, geographic and maturity perspective.

Please see “Item 4B: Business Overview—Our Fleet”, “—Our Charters” and “—Profit Sharing Arrangements” for additional details.

Accounting for Acquisition and Disposal of Vessels

On July 24, 2014, we entered into a Master Vessel Acquisition Agreement with Capital Maritime, pursuant to which we agreed to acquire, subject to the satisfaction of various conditions precedent, the Dropdown Vessels for an aggregate purchase price of approximately $311.5 million. As consideration for these vessel acquisitions at prices below current market value, we agreed to amend the partnership agreement to revise the target distributions to holders of our incentive distribution rights. In September 2014, we paid the amount of $30.2 million to Capital Maritime as an advance payment in connection with the acquisition of the Dropdown Vessels as described in the Master Vessel Acquisition Agreement. During 2015, we acquired four of the five Dropdown Vessels, which we accounted for as acquisition of assets. For more information, please read Note 5 (Fixed Assets) and Note 12 (Partners’ Capital) in our Financial Statements included herein.

During 2013, we acquired all of the interest in five of Capital Maritime’s wholly owned subsidiaries that each owned a container carrier vessel, the M/V Hyundai Prestige, the M/V Hyundai Premium, the M/V Hyundai Paramount, the M/V Hyundai Privilege and the M/V Hyundai Platinum, each of which was under a long-term time charter, at an aggregate price of $325.0 million. We determined that the acquisition of each of the five above-mentioned vessels constituted an acquisition of a business. The fair value of net assets acquired of $367.3 million exceeded the purchase consideration of $325.0 million and therefore, a gain from bargain purchase of $42.3 million was recognized in our consolidated statements of comprehensive income / (loss).

M/T Aristotelis, which was acquired during 2013 from an unaffiliated third party, was treated as an acquisition of asset. The results of operations, cash flows and financial position of the M/T Agamemnon II that was disposed during of 2013 are included in our Financial Statements up to the date of her disposal.

Industry Developments and Outlook

In 2015, the tanker charter market, where the majority of our fleet operates and where we have the vast majority of our charter renewals in the next couple of years, overall displayed positive trends on the back of strong demand and favorable low oil price environment. As a result, we secured employment for a number of our vessels at increased rates and for longer durations. In particular, since January 1, 2015, we have fixed a total of 16 vessels for two-year or longer terms and expanded our customer base with the addition of Petrobras, Shell, Repsol, Stena Bulk and Flopec. These positive trends may, however, be affected, on the supply side, by the potential impact of increased vessel supply.

In the container market, certain key routes have slowed down sharply at a time of increased supply of container vessels, which has depressed container charter rates and asset values. While all but two of our container vessels come up for re-chartering after 2020, we depend on the ability of vessel charterers, which have come under market pressure, to honor their commitments. For further information, see “Item 3.D Risks Factors—Risks Related to the Container Carrier Industry”.

Generally, our ability to grow our fleet through further dropdown opportunities from Capital Maritime, our sponsor, or third parties and to increase our distributions, as well as to maintain a strong balance sheet, including through refinancing, depends on, among other things, our continuous access to the financial market. In the light of the severe pricing dislocation that has recently affected publicly traded MLPs, including us, we maintained the unit distribution for the fourth quarter of 2015 at $0.2385, which was unchanged from the previous quarter.

Factors Affecting Our Future Results of Operations

We are primarily exposed to the tanker market as (a) the majority of vessels in our fleet are either crude or product tankers and (b) most of the charters that have expired over the previous 12 months or are expected to expire in the coming 12 months are for our product or crude tanker vessels. We believe that the principal factors affecting our future results of operations are the economic, regulatory, financial, credit, political and governmental conditions prevailing in the shipping industry generally and in the countries and markets in which our vessels are chartered. The world economy has experienced significant economic and political challenges in recent history, as well as a severe deterioration in the banking and credit markets, which have had, and to a certain extent continue to have, a negative impact on world trade. The pace of growth of the world economy and demand for the seaborne transportation of goods, including oil and oil products and for dry and containerized goods, and the deliveries of newbuilding vessels will affect the shipping industry in general and our future results. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	levels of oil product demand and inventories;

•	demand for raw materials, dry cargo and containerized goods;

•	charter hire levels (under time and bareboat charters) and our ability to recharter our vessels as their current charters expire at competitive rates;

•	our ability to service our debt and, when the non-amortizing period expires in March 2016, to refinance our existing indebtedness with similar terms to our existing loans or, in the event such indebtedness is not refinanced, our obligation to make principal payments under our credit facilities;

•	our ability to comply with the covenants in our credit facilities, including covenants relating to the maintenance of vessel value ratios;

•	our level of debt and the related interest expense and amortization of principal;

•	supply of vessels, and specifically the number of newbuildings entering the world tanker, container and dry cargo fleets each year;

•	the ability to increase the size of our fleet and make additional acquisitions that are accretive to our unitholders;

•	the ability of Capital Maritime’s commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

•	the continuing demand for goods from China, India, Brazil and Russia and other emerging markets;

•	our ability to comply and the increased costs associated with new maritime regulations and the more restrictive regulations for the transport of certain products and cargoes;

•	the increased costs associated with the renewal of our technical management agreement and transition to a floating fee based on actual expenses for certain of our vessels;

•	the effective and efficient technical management of our vessels;

•	the costs associated with upcoming drydocking of our vessels which are not covered by our management agreements;

•	Capital Maritime’s ability to obtain and maintain major international oil company approvals and to satisfy their technical, health, safety and compliance standards;

•	the strength of and growth in the number of our customer relationships, especially with major international oil companies and major commodity traders;

•	the prevailing spot market rates and the number of our vessels which we may operate on the spot market;

•	our access to debt and equity, and the cost of such capital, required to acquire additional vessels and/or to implement our business strategy;

•	our ability to acquire and sell vessels at prices we deem satisfactory; and

•	the level of any distribution on our common units.

Please read “Item 3D: Risk Factors” for a discussion of certain risks inherent in our business.

Factors to Consider When Evaluating Our Results

We believe it is important to consider the following factors when evaluating our results of operations:

•	Size of our Fleet. During 2013, we acquired five post-panamax container carrier vessels owned by Capital Maritime. During 2013, we also acquired one 2013 built medium range product tanker and sold one 2008 built medium range product tanker, both from and to unaffiliated third parties. During 2015, we acquired four vessels that were part of the Dropdown Vessels. As we continue to evaluate potential acquisitions of vessels or other shipping businesses in a prudent manner that is accretive to our distributable cash flow per unit and subject to developments affecting the financial markets, our Financial Statements reflect the results of operations of a different number of vessels each year. Please see “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Accounting for Acquisition and Disposal of Vessels” for a description of the financial treatment of vessel acquisitions and dispositions.

•	Vessel Acquisitions and Disposals. Our results of operations, cash flows and financial position reflect the vessels that have been acquired from the date of their acquisition, while the vessel that have been disposed of are included in our Financial Statements up to the date of their disposal. As a result of this accounting treatment, our Financial Statements may include results of operations of more vessels than actually comprised in our fleet during the relevant year. For a detailed description of our vessel acquisitions and disposals please read Note 1 (Basis of Presentation and General Information) to the Financial Statements included herein.

•	Management Structure and Operating Expenses. We have entered into three separate technical and commercial management agreements with Capital Ship Management for the management of our fleet: the fixed fee management agreement, the floating fee management agreement and, with respect to the vessels acquired as part of the merger with Crude Carriers, the Crude Carriers management agreement. Each agreement has a different operating expenses structure. We expect that as the fixed management agreement expires for the remaining vessels under this agreement and for any additional acquisitions we make in the future, they will be managed under the floating fee management agreements. For a detailed description of the management agreements and the fees we pay our Manager, please read “Item 4: Business Overview—Our Management Agreements”.

Results of Operations

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Results of operations for the years ended December 31, 2015 and December 31, 2014 differ primarily due to:

•	the increased number of vessels in our fleet translating into increased charter revenue for the year ended December 31, 2015, as we acquired four additional newbuilding vessels from Capital Maritime in 2015;

•	the increased charter rates on certain of our vessels;

•	the increased number of vessels managed under our floating fee management agreement;

•	the increased profit share earned by a number of our vessels; and

•	the higher special survey costs we incurred, as ten of our vessels underwent special surveys in 2015, whereas no surveys were completed in 2014.

Total Revenues

Time, voyage and bareboat charter revenues amounted to $220.3 million for the year ended December 31, 2015, as compared to $192.8 million for the year ended December 31, 2014. The increase of $27.5 million is primarily attributable to increased operating days as our average fleet size increased by 2.1 vessels, increased charter rates as certain of our vessels were rechartered at higher rates and the profit share earned by a number of our vessels. On the back of positive trends in the tanker charter market, we secured employment for a number of our vessels at increased rates and for longer durations in 2015. In particular, since January 1, 2015, we have fixed a total of 16 vessels for two-year or longer terms. For the year ended December 31, 2015, $63.7 million of total revenues represented charter hire received from Capital Maritime as compared to $72.9 million of total revenues for the year ended December 31, 2014. The decrease of $9.2 million in charter hire received from Capital Maritime is mainly attributable to the lower numbers of vessels in our fleet chartered by Capital Maritime during 2015 compared to 2014.

Time, voyage and bareboat charter revenues are mainly comprised of the charter hire received from unaffiliated third-party customers and Capital Maritime and are affected by the number of operating days, the average number of vessels in our fleet and the charter rates. Please read “Item 4B: Business Overview—Our Fleet” and “—Our Charters” for information about the charters on our vessels, including daily charter rates.

Voyage Expenses

Voyage expenses amounted to $6.9 million for the year ended December 31, 2015, as compared to $6.2 million for the year ended December 31, 2014. The increase of $0.7 million is mainly attributable to bunkers consumption related to special surveys for certain of our vessels during 2015 as well as repositioning voyages or ballast legs performed by certain of our vessels prior to commencing their next period of employment.

Voyage expenses are direct expenses to voyage revenues and primarily consist of commissions, port expenses, canal dues and bunkers. Voyage costs, except for commissions, are paid for by the charterer under time and bareboat charters. Voyage costs under voyage charters are paid for by us.

Vessel Operating Expenses

For the year ended December 31, 2015, our vessel total operating expenses amounted to $70.3 million, of which $11.7 million was incurred under our management agreements with our Manager and $0.5 million was incurred in additional fees and costs relating to certain costs associated with the vetting of our vessels, repairs related to unforeseen extraordinary events (as defined in our fixed fee management agreement) and insurance deductibles.

For the year ended December 31, 2014, our vessel total operating expenses amounted to $62.0 million, of which $13.3 million was incurred under our management agreements with our Manager and $0.8 million was incurred in additional fees and costs relating to certain costs associated with the vetting of our vessels, repairs related to unforeseen extraordinary events (as defined in our fixed fee management agreement) and insurance deductibles.

Increases to vessel operating expenses are primarily attributable to increased operating days due to the increase in average fleet size by 2.1 vessels and the increased number of vessels managed under our floating fee management agreement. In 2015, we also incurred additional operating expenses attributable to special survey costs, as ten of our vessels underwent special survey. In 2014, no special surveys were conducted under the floating fee management agreement.

General and Administrative Expenses

General and administrative expenses amounted to $6.6 million for the year ended December 31, 2015, compared to $6.3 million for the year ended December 31, 2014. General and administrative expenses include board of directors’ fees and expenses, audit fees, and other fees related to the expenses of the publicly traded partnership.

Vessel Depreciation and Amortization

Depreciation and amortization of fixed assets amounted to $62.7 million for the year ended December 31, 2015, as compared to $57.5 million for the year ended December 31, 2014. This increase is in line with the increased average number of vessels during 2015.

Depreciation is expected to increase if the number of vessels in our fleet increases.

Total Other Expense, Net

Total other expense, net for the year ended December 31, 2015 was approximately $18.4 million, as compared to $16.7 million for the year ended December 31, 2014.

The 2015 amount includes interest expense, amortization of financing charges, commitment fees and bank charges of $20.1 million, as compared to $19.2 million for the year ended December 31, 2014. The increase of $0.9 million in 2015 was the result of increased interest costs due to higher rates on average under the 2007 credit facility. Other income amounted to $1.7 million, as compared to $2.5 million for the year ended December 31, 2014, due to the lower average cash balance on which interest income is earned and certain one-off items related to the employment of two of our vessels in 2014.

Net Income

Net income for the year ended December 31, 2015 amounted to $55.4 million compared to $44.0 million for the year ended December 31, 2014. For a list of factors which we believe are important to consider when evaluating our results, please refer to the discussion under “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors to Consider When Evaluating Our Results” and “— Results of Operations”.

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

Vessel Operating Expenses

For the year ended December 31, 2014, our vessel operating expenses amounted to $62.0 million, of which $13.3 million was incurred under our management agreements with our Manager, and included $0.8 million in additional fees and costs relating to certain costs associated with the vetting of our vessels, repairs related to unforeseen extraordinary events (as defined in our fixed fee management agreement) and insurance deductibles.

For the year ended December 31, 2013, our vessel operating expenses amounted to $55.3 million, of which $17.0 million was incurred under our management agreements with our Manager, and included $0.6 million in additional fees and costs relating to certain costs associated with the vetting of our vessels, repairs related to unforeseen extraordinary events (as defined in our fixed fee management agreement) and insurance deductibles.

Increases to vessel operating expenses are primarily attributable to the increased operating days due to the increase in average fleet size by 2.6 vessels and the increased number of vessels managed under our floating fee management agreement.

General and Administrative Expenses

General and administrative expenses amounted to $6.3 million for the year ended December 31, 2014, compared to $9.5 million for the year ended December 31, 2013. The decrease of $3.2 million was mainly due to the vesting of units under our Omnibus Incentive Compensation Plan, in August 2013. As of December 31, 2014, there were no incentive awards outstanding under the Plan. General and administrative expenses include board of directors’ fees and expenses, audit fees, and other fees related to the expenses of the publicly traded partnership.

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

Vessel Depreciation and Amortization

Depreciation and amortization of fixed assets amounted to $57.5 million for the year ended December 31, 2014, as compared to $52.2 million for the year ended December 31, 2013. This increase is in line with the increased average number of vessels during 2014.

Depreciation is expected to increase if the number of vessels in our fleet increases.

Gain on Sale of Claim

For the year ended December 31, 2013, gain on sale of claim amounted to $31.4 million, attributable to the sale of our claim with OSG. Please read “Item 4A: History and Development of the Partnership—2013 Developments” and Note 15 (Gain on sale of claim) to our Financial Statements included herein for additional information.

Gain from Bargain Purchase

For the year ended December 31, 2013, gain from bargain purchase is attributable to the acquisition during 2013 of the M/V Hyundai Premium, the M/V Hyundai Paramount, the M/V Hyundai Prestige, the M/V Hyundai Privilege and the M/V Hyundai Platinum, as the net identifiable assets acquired exceeded the purchase consideration paid by an aggregate amount of $42.3 million.

Total Other Expense, Net

Total other expense, net for the year ended December 31, 2014 was approximately $16.7 million, as compared to $15.5 million for the year ended December 31, 2013.

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

As of December 31, 2015, total cash and cash equivalents were $90.2 million, restricted cash (under our credit facilities) was $17.0 million, and total liquidity including cash and undrawn long-term borrowings of $35.0 million was $142.2 million. In February 2016, we expect to use $73.6 million out of the $142.2 million to acquire the remaining Dropdown Containership.

Generally, our primary sources of funds, in the short term, have been cash from operations, and, in the long term, bank borrowings and other debt or equity financings. As our vessels come up for rechartering, depending on the prevailing market rates, we may not be able to recharter them at levels similar to their current charters, which may affect our future cash flows from operations. Cash flow from operations may further be affected by other factors. Because we distribute all of our available cash, we generally rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the amended and restated omnibus agreement with Capital Maritime or acquisitions from third parties, and to refinance or repay outstanding indebtedness under our credit facilities. Our ability to grow through further dropdown opportunities from Capital Maritime, our sponsor, or third parties, and to increase our distributions as well as to maintain a strong balance sheet will depend on, among other things, our continuous access to the financial market.

Subject to financial markets developments, we expect to continue to evaluate opportunities to acquire vessels and businesses, and that the size and composition of our fleet will change over time. In connection with evaluating and pursuing these opportunities and as we seek to optimize our capital structure, we may also evaluate and pursue financing opportunities. Other than the remaining Dropdown Containership with expected delivery date in February 2016, which will be financed from the undrawn portion of $35.0 million under our 2013 credit facility and from our available cash, we currently have no capital commitments to purchase or build additional vessels. During 2016, we anticipate that five of our vessels will undergo special survey.

Total Partners’ Capital as of December 31, 2015 amounted to $937.8 million, which reflects an increase of $65.2 million from the year ended December 31, 2014. This change consisted of:

•	an increase of $132.6 million from the net proceeds from the issuance of 14,555,000 common units;

•	a decrease of $122.8 million due to distributions to our unit holders; and

•	an increase of $55.4 million reflecting our net income for the year ended December 31, 2015.

Notwithstanding the global economic downturn that occurred in the last several years and subject to shipping, charter and financial market developments, we believe that our working capital and existing credit facilities will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

The following table summarizes our cash and cash equivalents provided by / (used in) operating, financing and investing activities for the years presented in millions:

	2015	2014	2013
Net Cash Provided by Operating Activities	$134.2	$125.3	$129.6
Net Cash (Used in) Investing Activities	$(209.9)	$(30.3)	$(335.3)
Net Cash Provided by Financing Activities	$1.7	$5.3	$226.2

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased to $134.2 million for the year ended December 31, 2015 from $125.3 million for the year ended December 31, 2014, mainly due to higher operating income as a result of the increased number of vessels in our fleet, the higher profit share and the increased charter rates on certain of our vessels, which were partially offset by higher operating costs, including expenses related to the ten special surveys which our vessels underwent in 2015. Net cash provided by operating activities decreased to $125.3 million for the year ended December 31, 2014 from $129.6 million for the year ended December 31, 2013, mainly due to the one-time proceeds of $32.0 million we received from the sale of the OSG claim in 2013, which was partially offset by the increase of our net operating inflows in 2014. For an explanation of why our historical net cash provided by operating activities is not indicative of net cash provided by operating activities to be expected in future periods, please read “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors to Consider when Evaluating our Results” above.

Net Cash Used in Investing Activities

Cash used in investing activities is used primarily for vessel acquisitions, and changes in net cash used in investing activities are primarily due to the number of vessels acquired in the relevant period. Subject to financial market developments, we expect to rely primarily upon external financing sources, including bank borrowings and the issuance of debt and equity securities as well as cash in order to fund any future vessels acquisitions or expansion and investment capital expenditures.

For the year ended December 31, 2015, net cash used in investing activities was $209.9 million and comprised:

•	$207.7 million, representing the balance of the acquisition cost of the M/T Active, the M/V CMA CGM Amazon, the M/T Amadeus and the M/V CMA CGM Uruguay, which were delivered to us on March 31, June 10, June 30 and September 18, 2015, respectively;

•	$2.0 million, representing the increase in our restricted cash following the acquisitions of the four Dropdown Vessels. Restricted cash is the minimum amount of free cash we were required to maintain under our credit facilities for the period; and

•	$0.2 million, representing the amounts paid for improvements of certain of our vessels during their respective special surveys.

For the year ended December 31, 2014, net cash used in investing activities was $30.3 million and comprised:

•	$30.2 million, representing the advance payment we made to Capital Maritime in connection with the Dropdown Vessels; and

•	$0.1 million, representing the amounts paid for the improvements made to the M/T Aristotelis.

For the year ended December 31, 2013, net cash used in investing activities was $335.3 million and comprised:

•	$363.0 million, representing the acquisition of the M/V Hyundai Premium, the M/V Hyundai Paramount, the M/V Hyundai Prestige (renamed to “CCNI Angol”), the M/V Hyundai Privilege, the M/V Hyundai Platinum and the M/T Aristotelis;

•	$4.5 million, representing the increase in our restricted cash following the conversion of the 2008 credit facility to a term loan and the acquisition of five vessels. Restricted cash is the minimum amount of free cash we were required to maintain under our credit facilities for the period; and

•	$32.2 million, representing the net proceeds from the sale of the M/T Agamemnon II.

Net Cash Provided by Financing Activities

Net cash provided by financing activities amounted to $1.7 million for the year ended December 31, 2015, as compared to $5.3 million for the year ended December 31, 2014. For the year ended December 31, 2013, net cash provided by financing activities amounted to $226.2 million.

For the year ended December 31, 2015, we received net proceeds of $132.6 million from the sale of 14,555,000 common units. The proceeds were used to prepay the quarterly amortization installments scheduled for 2016 and the first quarter of 2017 under our 2007, 2008 and 2011 credit facilities, pursuant to proposed amendments to these credit facilities, and to pay related fees and expenses, and for general partnership purposes.

For the year ended December 31, 2014, we received net proceeds of $173.5 million from the sale of 17,250,000 common units. We used $60.0 million from the net proceeds to repurchase from Capital Maritime 5,950,610 common units, which were immediately cancelled. The remaining proceeds were used and will be used to partially fund the approximately $311.5 million aggregate purchase price for the Dropdown Vessels and for general partnership purposes.

For the year ended December 31, 2013, we used net proceeds of $72.5 million from the sale and issuance of 9,100,000 Class B Units, combined with a drawdown of $54.0 million from our 2008 credit facility and part of our cash balances to finance the acquisition of two 5,023 TEU container vessels from Capital Maritime for a total consideration of $130.0 million. We also used net proceeds of $119.9 million from the sale and issuance of 13,685,000 common units, together with approximately $75.0 million from our 2013 credit facility and part of our cash balances, to acquire three additional 5,023 TEU container vessels from Capital Maritime for an aggregate purchase price of $195.0 million.

For the year ended December 31, 2015, total proceeds of long-term debt amounted to $115.0 million as a result of the drawdowns under our 2013 credit facility. This amount was used to partially finance the acquisitions of (a) the M/T ‘Active’, which was delivered on March 31, 2015, (b) the M/V ‘CMA CGM Amazon’, which was delivered on June 10, 2015, (c) the M/T ‘Amadeus’, which was delivered on June 30, 2015 and (4) the M/V ‘CMA CGM Uruguay’, which was delivered on September 18, 2015. During 2015, we prepaid $115.9 million of principal amount under the 2007, 2008 and 2011 credit facilities and $5.4 million in scheduled debt amortization under our 2008 credit facility. For the year ended December 31, 2014, there were no proceeds from the issuance of long-term debt, and we repaid debt from our 2008 facility of $5.4 million. For the year ended December 31, 2013, total proceeds of long-term debt amounted to $129.0 million, and we repaid debt from our 2008 credit facility of $4.1 million.

For each of the years ended December 31, 2015, 2014, and 2013, loan issuance costs amounted to $1.8, $0.0, and $2.9 million, respectively.

During the years ended December 31, 2015, 2014, and 2013, we made aggregate distributions to our unitholders, including to our Class B unitholders and to Capital Maritime, of $122.8, $102.8, and $88.2 million, respectively.

Borrowings

Our long-term third-party borrowings are reflected in our balance sheet as “Long-term debt” and as current liabilities in “Current portion of long-term debt.” As of December 31, 2015, total borrowings were $571.6 million consisting of: (i) $186.0 million outstanding under the 2007 credit facility; (ii) $181.6 million outstanding under the 2008 credit facility; (iii) $14.0 million outstanding under the 2011 credit facility and (iv) $190.0 million under the 2013 credit facility. As of December 31, 2014, total borrowings were $577.9 million consisting of: (i) $250.9 million outstanding under the 2007 credit facility; (ii) $233.0 million outstanding under the 2008 credit facility; (iii) $19.0 million outstanding under the 2011 credit facility and (iv) $75.0 million under the 2013 credit facility. As of December 31, 2015, long-term debt was $558.6 million, as compared to $572.5 million as of December 31, 2014. The current portion of long-term debt as of December 31, 2015 was $13.0 million, as compared to $5.4 million as of December 31, 2014.

Our Credit Facilities

We entered into four credit facilities:

In March 2007, we entered into a loan agreement with a syndicate of financial institutions including HSH Nordbank AG for a revolving credit facility of up to $370.0 million for the financing of the acquisition cost, or part thereof, of up to 15 MR product tankers. Following the sale of the M/T Attikos and the M/T Aristofanis during the first half of 2012 we repaid $20.5 million under this credit facility. During 2012, in connection with the issuance and sale of our Class B Units, we prepaid $95.2 million and entered into an amendment which provides for the conversion of the 2007 credit facility into a term loan, the deferral of scheduled amortization payments until March 2016 and the repayment of the facility in six equal consecutive quarterly installments commencing in March 2016 plus a balloon payment due in June, 2017. In April 2015, this facility was further amended as a result of the prepayment of $64.9 million from our issuance and sale of 14,555,000 common units. This amendment provides for the deferral of scheduled amortization payments until November 2017 and the repayment of the facility in nine equal consecutive quarterly installments commencing in November 2017 plus a balloon payment due in December 2019. The interest margin of this facility, as further amended, is 3.0%.

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

Following the disposal of the M/T Alexander the Great and the M/T Achilleas to Capital Maritime we prepaid an additional $5.2 million. The M/V Archimidis and the M/V Agamemnon replaced the M/T Alexander the Great and the M/T Achilleas as collateral under the facility. The interest margin of this facility, as amended, is 3.0%. Loan commitment fees are calculated at 0.325% per annum on any undrawn amount and are paid quarterly.

In March 2013 we drew the amount of $54.0 million from our 2008 facility in order to partly finance the acquisition of the M/V Hyundai Premium and the M/V Hyundai Paramount. This tranche of the 2008 facility is payable in twenty equal consecutive quarterly installments, beginning in June 2013, plus a balloon payment due in March 2018. In April 2015, this facility was further amended in connection with the prepayment of $46.0 million from our issuance and sale of 14,555,000 common units. This amendment provides for the deferral of scheduled amortization payments until November 2017 and the repayment of the facility in nine equal consecutive quarterly installments commencing in November 2017 plus a balloon payment due in December 2019. The interest margin of this facility remains at 3.0%.

In June 2011, we entered into a loan agreement with Credit Agricole Emporiki Bank for a credit facility of $25.0 million to partially finance the acquisition of vessel owning company of the M/V Cape Agamemnon from Capital Maritime. In connection with the issuance and sale of our Class B Units, we prepaid $6.0 million and entered into an amendment which provides for the deferral of scheduled amortization payments until March 2016 and the repayment of the facility in nine equal consecutive quarterly installments commencing in March 2016 and a balloon payment due in March 2018. In April 2015, this facility was further amended as a result of the prepayment of $5.0 million from our issuance and sale of 14,555,000 common units. This amendment provides for the deferral of scheduled amortization payments until December 2017 and the repayment of the facility in two equal consecutive quarterly installments commencing in December 2017 plus a balloon payment due in March 2018. The interest margin of this facility remains at 3.25%.

On September 6, 2013, we entered into a senior secured credit facility of up to $200.0 million led by ING Bank N.V. The facility is non-amortizing until March 2016, with a final maturity date in December 2020. The interest margin of this facility is 3.50%, with a commitment fee of 1.00%. The facility is available for the funding of up to 50% of the charter free value of modern product tankers and post-panamax container vessels. Also in September 2013, we drew $75.0 million from the Tranche A of this facility for the partial financing of three post-panamax container vessels. On December 27, 2013, the 2013 credit facility was amended to increase its size to up to $225.0 million. None of the other material terms of the credit facility were amended. During 2015, we drew $115.0 million from the Tranche B of this facility to partly finance the acquisition of four out of the five Dropdown Vessels. The undrawn portion of $35.0 million under the tranche B of this facility will be used to partly finance the acquisition of the remaining Dropdown Vessel.

All our credit facilities contain customary ship finance covenants, including restrictions as to: changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of vessels, the ratio of EBITDA to net interest expenses, which shall be no less than 2:1, a minimum cash requirement of $500,000 per vessel, as well as the ratio of net total indebtedness to the aggregate market value of the total fleet, which shall not exceed 0.725:1. Our credit facilities also contain a collateral maintenance requirement according to which the aggregate average fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding amount under these facilities. Furthermore, the vessel owning companies may pay dividends or make distributions when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. The credit facilities require the earnings, insurances and requisition compensation of the respective vessel or vessels to be assigned as collateral. Each also requires additional security, including: pledge and charge on current account, corporate guarantee from each of the twenty-five vessel owning companies and mortgage interest insurance.

Our obligations under our credit facilities are secured by first-priority mortgages covering our vessels and are guaranteed by each vessel owning company. Our credit facilities contain a “Market Disruption Clause,” which the lenders may unilaterally trigger, requiring us to compensate the lenders for any increases to their funding costs caused by disruptions to the market. For the years ended December 31, 2015, 2014, and 2013, we did not incur additional interest expense due to the “Market Disruption Clause”.

As of December 31, 2015, we had $35.0 million in undrawn amounts under our 2013 credit facility and were in compliance with all financial debt covenants. Our ability to comply with the covenants and restrictions contained in our credit facilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, including interest rate developments, changes in the funding costs of our banks and changes in vessel earnings and vessel asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, we are unlikely to be able to make any distributions to our unitholders, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios set out above. The global economic downturn that occurred in the last several years has had an adverse effect on vessel values, and economic conditions remain fragile with significant uncertainty surrounding levels of recovery and long-term economic growth effects. If the estimated asset values of the vessels in our fleet decrease, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities. A decline in the market value of our vessels could also lead to a default under any prospective credit facility to which we become a party, affect our ability to refinance our credit facilities and/or limit our ability to obtain additional financing. An increase/decrease of 10% of the aggregate fair market values of our vessels would not cause any violation of the total indebtedness to aggregate market value covenant contained in our credit facilities.

C.	Off-Balance Sheet Arrangements

As of the date of this Annual Report, we have not entered into any off-balance sheet arrangements.

D.	Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2015 (in thousands of U.S. Dollars).

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	$571,616	$12,957	$150,812	$407,847	$—
Interest Obligations(1)	93,113	22,410	45,393	25,310	—
Management fee(2)	30,204	9,857	14,293	5,884	170
Commercial services fee(3)	443	293	150	—	—
Vessels purchase commitments(4)	73,579	73,579	—	—	—

Total:	$768,955	$119,096	$210,648	$439,041	$170

(1)	For our 2007, 2008, 2011 and 2013 credit facilities, calculations for interest obligations are based on Bloomberg forward rates plus a margin of 3%, 3%, 3.25% and 3.5%, respectively.
(2)	The fees payable to Capital Ship Management represent fees for the provision of commercial and technical services such as crewing, repairs and maintenance, insurance, stores, spares and lubricants under our management agreements. Management fees under the floating fee and Crude Carriers management agreements have been increased annually based on the United States Consumer Price Index for November 2015.

(3)	Represents commercial services fee equal to 1.25% on gross time charter revenues to be generated by the vessels managed under the Crude Carriers management agreement that were under long-term time charters as of December 31, 2015. For the year ended December 31, 2015 three of our vessels, the M/T Miltiadis M II, the M/T Amoureux and the M/T Aias, were operated under the Crude Carriers management agreement.
(4)	Represents the total cost of $81.5 million for the acquisition of the remaining Dropdown Vessel with expected delivery in February 2016 less the advance payment of $7.9 million we made to Capital Maritime in September 2014 in connection with this acquisition.

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

Vessel Lives and Impairment

The carrying value of each of our vessels represents its original cost (contract price plus initial expenditures) at the time of delivery or purchase less accumulated depreciation or impairment charges. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. However, in recent years, market conditions have changed significantly as a result of the credit crisis and the resulting slowdown in world trade. Charter rates for vessels have decreased and vessel values have been affected. We consider these market developments as indicators of potential impairment of the carrying amount of our assets. We performed undiscounted cash flow tests as of December 31, 2015 and 2014, as an impairment analysis, in which we made estimates and assumptions relating to determining the projected undiscounted net operating cash flows by considering the following:

•	the charter revenues from existing time charters for the fixed fleet days (our remaining charter agreement rates);

•	vessel operating expenses;

•	drydocking expenditures;

•	an estimated gross daily time charter equivalent for the unfixed days (based on the 10-year average historical one-year Time Charter Equivalent) over the remaining economic life of each vessel, excluding days of scheduled off-hires;

•	residual value of vessels;

•	fixed commercial and technical management fees, assuming an annual increase of 2%;

•	a utilization rate of 98.2% based on the fleet’s historical performance; and

•	the remaining estimated life of our vessels.

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

Our assumptions consider historical trends and our accounting policies are as follows:

•	in accordance with the prevailing industry standard, depreciation is calculated using an estimated useful life of 25 years for our vessels, commencing at the date the vessel was originally delivered from the shipyard;

•	estimated useful life of vessels takes into account design life, commercial considerations and regulatory restrictions based on our fleet’s historical performance;

•	estimated charter rates are based on rates under existing vessel contracts and thereafter at market rates at which we expect we can recharter our vessels based on market trends. We believe that the 10 year average historical Time Charter Equivalent is appropriate (or less than 10 years if appropriate data is not available) for the following reasons:

•	it reflects more accurately the earnings capacity of the type, specification, deadweight capacity and average age of our vessels;

•	it reflects the type of business concluded by us (period as opposed to spot);

•	it includes at least one market cycle; and

•	respective data series are adequately populated;

•	estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our vessels may spend operating on the spot market, based on the historical experience of our fleet;

•	estimates of operating expenses and drydocking expenditures are based on historical operating and drydocking costs based on the historical experience of our fleet and our expectations of future inflation and operating requirements;

•	vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate of $180 per ton; and

•	the remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in our depreciation calculations.

The impairment test that we conduct is most sensitive to variances in future time charter rates. Based on the sensitivity analysis performed for December 31, 2015 and 2014, we would begin recording impairment on the first vessel that will incur impairment by vessel type for time charter declines from their 10-year historical averages as follows:

	Percentage Decline from which Impairment would be Recorded
	Year ended December 31, 2015	Year ended December 31, 2014
Vessel
Product tankers	21.3%	18.9%
Suezmax vessels	26.0%	26.6%
Cape vessel	64.0%	66.6%
Container vessels 5,000 TEU	41.9%	40.9%
Container vessels 8,000 TEU	45.1%	42.9%
Container vessels 9,000 TEU	33.4%	—

As of December 31, 2015 and February 17, 2016, our current rates for time charters on average were above / (below) their 10-year historical averages as follows:

	Time Charter Rates as Compared with 10-year Historical Average (as percentage above/(below))
	As of December 31, 2015	As of February 17, 2016
Vessel
Product tankers	(6.6)%	(6.6)%
Suezmax vessels	10.5%	10.5%
Cape vessel	3.5%	3.5%
Container vessels 5,000 TEU	49.9%	49.9%
Container vessels 8,000 TEU*	—	(74.7)%
Container vessels 9,000 TEU	10.9%	10.9%

*	As of December 31, 2015, the two 8,000 TEU post panamax container carriers were without employment, due to the recent downturn in the container market and therefore, we do not present a comparison with the 10-year historical average charter rate.

Based on the above assumptions we determined that the undiscounted cash flows support the vessels’ carrying amounts as of December 31, 2015 and 2014.

Please also read “Item 4B: Business Overview—Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels” for additional information.

Recent accounting pronouncements

Please see Note 2(s) (Significant Accounting Policies—Recent Accounting Pronouncements) to our Financial Statements included herein.

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

At our annual general meeting of unitholders held on July 23, 2015, Dimitris Christacopoulos and Abel Rasterhoff were re-elected to act as second Class II Directors until the Partnership’s 2018 annual meeting of Limited Partner.

Our general partner intends to cause its officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs. Our general partner’s Chief Executive Officer and Chief Financial Officer, Gerasimos (Jerry) Kalogiratos, and its Chief Operating Officer, Mr. Gerasimos and Mr. Ventouris allocate their time between managing our business and affairs and the business and affairs of Capital Maritime. The amount of time they allocate between our business and the businesses of Capital Maritime varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

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

Name	Age	Position
Ioannis E. Lazaridis(1)	48	Director and Chairman of the Board
Gerasimos (Jerry) Kalogiratos(1)	38	Director and Chief Executive Officer and Chief Financial Officer of our general partner
Gerasimos Ventouris	65	Chief Operating Officer of our general partner
Nikolaos Syntichakis(1)	54	Director
Pierre de Demandolx-Dedons(2)	75	Director(5)
Abel Rasterhoff(3)	75	Director(5)
Evangelos G. Bairactaris(4)	45	Director and Secretary
Keith Forman(4)	58	Director(5)
Dimitris P. Christacopoulos(3)	45	Director(5)

(1)	Appointed by our general partner (term expires in 2016).
(2)	Class I director (term expires in 2017).
(3)	Class II director (term expires in 2018).
(4)	Class III director (term expires in 2016).
(5)	Member of our audit committee and our conflicts committee.

Biographical information with respect to each of our directors, our director nominees and our general partner’s executive officers is set forth below. The business address for our executive officers is 3 Iassonos Street Piraeus, 18537 Greece.

Ioannis E. Lazaridis, Director and Chairman of the Board.

Mr. Lazaridis joined our board of directors on March 13, 2007 and served as the Chief Executive and Chief Financial Officer of our general partner since its formation in January 2007 until September 8, 2014. Mr. Lazaridis was appointed as non-executive Chairman of the Board effective December 19, 2014. Mr. Lazaridis served as President of NYSE-listed Crude Carriers Corp., an affiliate of Capital Maritime, from March 2010 until its merger with us in September 2011, and also served as Capital Maritime’s Chief Financial Officer and as a director from its incorporation in March 2005. From 2004 to March 2005, Mr. Lazaridis was employed by our predecessor companies. From 1996 to 2004, Mr. Lazaridis was employed by Credit Agricole Indosuez Cheuvreux in London, Kleinwort Benson Securities and Norwich Union Investment Management in various positions related to equity sales and portfolio management. Mr. Lazaridis holds a B.A. degree in economics from the University of Thessaloniki in Greece and an M.A. in Finance from the University of Reading in the UK. He is also an Associate for the Institute of Investment Management and Research in the UK.

Gerasimos (Jerry) Kalogiratos, Director and Chief Executive and Chief Financial Officer.

Mr. Kalogiratos’ appointment as the Chief Executive and Chief Financial Officer of our general partner was announced on June 12, 2015. He joined our board of directors in December 2014. Mr. Kalogiratos joined Capital Maritime & Trading Corp. in 2005 and was part of the team that completed the IPO of Capital Product Partners L.P. in 2007. He has also served as Chief Financial Officer and director of NYSE-listed Crude Carriers Corp. before its merger with us in September 2011. He has over 11 years of experience in the shipping and finance industries, specializing in vessel acquisition and projects and shipping finance. Before he joined Capital Maritime, he worked in equity sales in Greece. He completed his MA in European Economics and Politics at the Humboldt University in Berlin and holds a B.A. degree in Politics, Philosophy and Economics from the University of Oxford in the United Kingdom and an Executive Finance degree from the London Business School.

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

Nikolaos Syntychakis, Director.

Mr. Syntychakis joined our board of directors on June 30, 2015. Mr. Syntychakis, Managing Director of Capital Ship Management, joined Capital Ship Management in January 2001 where he has served as Vetting Manager, Crew Manager and Operations Manager. From 2000 to 2001, Mr. Syntychakis served as Fleet Operator of Delfi S.A. in Piraeus, Greece and from 1988 to 1999 he worked as the Chief Officer and DPA of Sougerka Maritime also in Piraeus, Greece. Mr. Syntychakis has been involved in the shipping industry in various capacities for over 25 years and has also been closely involved with vetting matters, serving on Intertanko’s Vetting Committee for several years.

Gerasimos Ventouris, Chief Operating Officer.

Mr. Ventouris has been appointed as our Chief Operating Officer as of June 30, 2015. Mr. Ventouris has been the Chief Commercial Officer of our Manager since 2003 and brings more than 40 years of experience in the shipping industry. Mr. Ventouris started his career with Union Commercial Steamship, which was one of the most prominent ship management companies in Piraeus, Greece at the time, and ascended to the position of Operations and Chartering Manager and obtained considerable experience in all aspects of the management of various types of vessels. He then joined his family shipping business, which he led until 2000, overseeing the operations of a large fleet of bulk carriers, container general cargo and product tankers vessels, as well as the construction and sale and purchase of new vessels. Mr. Ventouris holds a bachelor’s degree in Economics from the University of Athens.

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

Executive Compensation

We and our general partner were formed in January 2007. Prior to April 3, 2007, neither we nor our general partner paid any compensation to our directors or our general partner’s officers, nor accrued any obligations with respect to management incentive or retirement benefits for our directors or our general partner’s officers. The compensation of our Chief Executive Officer and Chief Financial Officer, Mr. Kalogiratos, and our Chief Operating Officer, Mr. Ventouris are set and paid by our general partner, and we reimburse our general partner for such costs and related expenses under relevant executive service agreements. We do not have a retirement plan for our executive officers or directors. Officers and employees of our general partner or its affiliates may participate in employee benefit plans and arrangements sponsored by Capital Maritime, our general partner or their affiliates, including plans that may be established in the future.

Compensation of Directors

Our directors receive compensation for their services as directors, as well as for serving in the role of committee chair, and have also received restricted units. Please read “Item 6E: Share Ownership—Omnibus Incentive Compensation Plan” for additional information. For the year ended December 31, 2015, our directors, including our chairman, received an aggregate amount of $0.5 million. In lieu of any other compensation, our chairman receives an annual fee for acting as a director and as the chairman of our board of directors. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees and is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

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

During the year ended December 31, 2015, our board of directors held twelve meetings. Even if Board members are not be able to attend a board meeting, all board members are provided information related to each of the agenda items before each meeting, and can therefore, provide counsel outside regularly scheduled meetings. All directors were present at all meetings of the board of directors and all meetings of committees of the board of directors on which such director served.

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

Audit Committee. The audit committee of our board of directors is composed of three or more independent directors, each of whom must meet the independence standards of the Nasdaq Global Select Market, the SEC and any other applicable laws and regulations governing independence from time to time. The audit committee is currently comprised of directors Abel Rasterhoff (chair), Pierre de Demandolx-Dedons, Keith Forman and Dimitris Christacopoulos. All members of the committee are financially literate and our board of directors has determined that Mr. Rasterhoff qualifies as an “audit committee financial expert” for purposes of the U.S. Sarbanes-Oxley Act of 2002. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. The audit committee met four times during the year ended December 31, 2015, on January 22, April 23, July 22 and October 21, 2015.

Conflicts Committee. The conflicts committee of our board of directors is composed of the same directors constituting the audit committee, being Keith Forman (chair), Abel Rasterhoff, Pierre de Demandolx-Dedons and Dimitris Christacopoulos. The members of our conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the Nasdaq Global Select Market to serve on an audit committee of a board of directors and certain other requirements. The conflicts committee reviews specific matters that the board believes may involve conflicts of interest and determines if the resolution of the conflict of interest is fair and reasonable to us. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. The conflicts committee met eleven times during the year ended December 31, 2015, on January 29, February 25, May 26, May 28, June 9, August 21, September 1, September 30, October 13, November 27 and December 28, 2015.

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

E.	Share Ownership

As of December 31, 2015:

•	850,000 restricted common units had been issued under our Plan (described below);

•	Our director Keith Forman has owned a small number of common units since the date of our IPO. In addition, restricted common units were also issued in August 2010 and December 2015 to all members then-serving on our board of directors under the terms of our Plan (described below), which such members may be deemed to beneficially own, or to have beneficially owned. The shares issued to our director Dimitris Christacopoulos, when he was a member of the board of directors of Crude Carriers, converted to common units in us in the same manner as all shares converted under the terms of our merger agreement. No member of our board of directors owns common or restricted units in a number representing more than 1.0% of our outstanding common units; and

•	The Marinakis family, including Evangelos M. Marinakis, our former chairman, through its beneficial ownership of Capital Maritime and Crude Carriers Investments, may be deemed to beneficially own, or to have beneficially owned, all of our common units held by Capital Maritime and Crude Carriers Investments.

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

On December 23, 2015, the Partnership awarded 850,000 unvested units to all members of our board of directors, to officers of our general partner, our Manager, Capital Maritime, and to employees of certain key affiliates and other eligible persons, with the majority vesting three years from the date of issuance.

All awards issued under our Plan are conditional upon the grantee’s continued service until the applicable vesting date and all awards accrue distributions payable upon vesting. Please read Note 13 (Omnibus Incentive Compensation Plan) to our Financial Statements included herein for more information.

Item 7.	Major Unitholders and Related-Party Transactions.

As of December 31, 2015, our partners’ capital consisted of 120,409,456 common units, of which 100,576,973 are owned by non-affiliated public unitholders, 12,983,333 Class B Units, no subordinated units and 2,439,989 general partner units. The Marinakis family, including Evangelos M. Marinakis, our former chairman, may be deemed to beneficially own on a fully converted basis a 16.4% interest in us (18.1% on a non-fully converted basis), through, among others, Capital Maritime, which may be deemed to beneficially own a 14.0% interest in us, including 16,548,273 common units and a 1.8% interest in us (2% on a non-fully converted basis) through its ownership of our general partner, and Crude Carriers Investments, which may be deemed to beneficially own a 2.4% interest in us.

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

Name of Beneficial Owner	Number of Common Units Owned	Percentage of Total Common Units
Capital Maritime(1)(2)	16,548,273	13.7%
Crude Carriers Investments(2)	3,284,210	2.7%
All executive officers and directors as a group (8 persons)(3)	*	*
Swank Capital, L.L.C.(4)	7,936,624	6.6%

(1)	Excludes the 2% general partner interest (1.8% on a fully converted basis) held by our general partner, a wholly owned subsidiary of Capital Maritime.
(2)	The Marinakis family, including Evangelos M. Marinakis, our former chairman, through its ownership of Capital Maritime and Crude Carriers Investments, may be deemed to beneficially own, or to have beneficially owned, all of our units held by Capital Maritime and Crude Carriers Investments.
(3)	Our director Keith Forman has owned a small number of common units since the date of our IPO. In addition, restricted common units were also issued in August 2010 to all members then-serving on our board of directors under the terms of our Plan, which such members may be deemed to beneficially own, or to have beneficially owned. The shares issued to our director Dimitris Christacopoulos, when he was a member of the board of directors of Crude Carriers, converted to common units in us in the same manner as all shares converted at the time of our merger with Crude Carriers. No member of our board of directors owns common or restricted units in a number representing more than 1% of our outstanding common units.
(4)	This information is based on the Schedule 13G filed on February 10, 2016, by Swank Capital, L.L.C., Cushing MLP Asset Management, LP and Jerry V. Swank.

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

Capital Maritime’s ability, as sole member of our general partner, to control the appointment of three of the eight members of our board of directors and to approve certain significant actions we may take, as well as its ownership of 13.7% of our common units, which it can vote in their totality on all matters that arise under the partnership agreement (except for the election of directors elected by holders of our common units), means that Capital Maritime, together with its affiliates, will have the ability to exercise significant influence regarding our management and may be able to propose amendments to the partnership agreement that are in its best interest.

Omnibus Agreement with Capital Maritime

On September 30, 2011, we amended and restated the Omnibus Agreement with Capital Maritime, Capital GP L.L.C and Capital Product Operating L.L.C., which governs the manner in which certain future tanker business opportunities will be offered by Capital Maritime to us. Under the terms of the amended and restated Omnibus Agreement Capital Maritime and its controlled affiliates (other than us, our general partner and our subsidiaries) have agreed not to acquire, own or operate product or crude oil tankers with carrying capacity over 30,000 dwt under time or bareboat charters with a remaining duration (excluding any extension options) of at least 12 months at the earliest of the following dates: (a) the date the tanker to which such time or bareboat charter is attached is first acquired by Capital Maritime and its controlled affiliates and (b) the date on which a tanker owned by Capital Maritime or its controlled affiliates is put under such time or bareboat charter without the consent of our general partner or without first offering such tanker vessel to us. Similarly, we may not acquire, own or operate product or crude oil tankers with carrying capacity under 30,000 dwt, other than vessels we had owned prior to the date of such amendment without first offering such tanker vessel to Capital Maritime. In addition, each of Capital Maritime and we have granted the other party a right of first offer on the transfer or rechartering of any vessels with carrying capacity over 30,000 dwt.

Transactions entered into during the year ended December 31, 2015

1.	Amendments to Management Agreements. On July 1, 2015 and October 1, 2015, we amended and restated the fixed fee management agreement with Capital Ship Management in its entirely to reflect, among other things, the vessels covered by each management agreement. On March 31, 2015, June 10, 2015, June 30, 2015, September 18, 2015, and October 1, 2015, we amended the floating rate management agreement with Capital Ship Management to reflect, among other things, the vessels covered by each management agreement. Please read “Item 4B: Business Overview—Our Management Agreements” for a detailed description of the terms of each management agreement.

2.	Equity Offering. On April 21, 2015, we completed the issuance and sale of 14,555,000 common units representing limited partnership interests at a public offering price of $9.53 per unit, which included 1,755,000 common units sold as a result of the partial exercise of the overallotment option granted to the underwriters of the public offering and 1,100,000 common units sold to our sponsor. Proceeds after the deduction of the underwriters’ commissions and net proceeds after the deduction of the transaction expenses amounted to $133.3 and $132.6 million, respectively. Our sponsor Capital Maritime subsequently converted an aggregate of 315,908 common units into general partner units and delivered such units to our general partner in order for it to maintain its 2% interest in us.

3.

Share Purchase Agreements for the acquisition of the vessel owning companies of each of the M/T Active, M/V CMA CGM Amazon, M/T Amadeus and M/V CMA CGM Uruguay. On March 31, June 10, June 30, and September 18, 2015, in accordance with the Master Vessel Acquisition Agreement, we entered into four share purchase agreements with Capital Maritime pursuant to which we acquired all of Capital Maritime’s interests in the vessel owning companies of the M/T Active, M/V CMA CGM Amazon, M/T Amadeus and M/V CMA CGM Uruguay, respectively. The acquisition was funded by four separate drawdowns under our 2013 credit facility in the aggregate amount of $115.0 million, while the remaining balance of $115.0 million was funded through available cash. The M/T Active and the M/T Amadeus were built in 2015 at Samsung Heavy Industries (Ningbo) Co. Ltd. and are currently employed by Cargill and Capital Maritime under a two-year time charter (+/-30 days) at a gross daily rate of $17,700 and a two-year time charter (+/-30 days) at a gross daily rate of $17,000 plus 50/50 profit share on actual earnings, respectively. The M/V CMA CGM Amazon and M/V CMA CGM Uruguay were built in 2015 at Daewoo-Mangalia Heavy Industries S.A. and both are currently employed by CMA CGM under five-year time charters (+90 days / -30 days) at a gross daily rate of $39,250. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors. Please see “Item 5B: Liquidity and Capital Resources—Net Cash Used in Investing Activities” and Note 5 (Fixed Assets) to our Financial Statements included herein for more information regarding this acquisition, including a detailed explanation of how it was accounted for.

4.	Charter Party Agreements with Capital Maritime. During 2015, each of the M/T Agisilaos, M/T Atrotos, M/T Amore Mio II, M/T Akeraios, M/T Apostolos, M/T Active, M/T Amadeus, M/T Miltiadis M II, M/T Aristotelis, M/T Ayrton II and M/T Anemos I entered into new or extended existing charter party agreements with Capital Maritime. These new charters/extensions were unanimously approved by the conflicts committee of independent directors of our board of directors. Please see “Item 4B: Business Overview—Our Fleet” and “—Our Charters” for a detailed description of these charters, including earliest possible redelivery dates of the vessels and relevant charter rates.

Transactions entered into during the year ended December 31, 2014

1.	Amendments to Management Agreements. On February 28, 2014 and December 31, 2014, we amended and restated the fixed fee management agreement with Capital Ship Management in its entirely to reflect, among other things, the vessels covered by each management agreement. On April 1, 2014, May 18, 2014, and December 31, 2014, we amended the floating rate management agreement with Capital Ship Management to reflect, among other things, the vessels covered by each management agreement. Please read “Item 4B: Business Overview—Our Management Agreements” for a detailed description of the terms of each management agreement.

2.	Master Vessel Acquisition Agreement. On July 24, 2014 we entered into the Master Vessel Acquisition Agreement with Capital Maritime, as described in further detail in “Item 4A: History and Development of the Partnership—2015 Developments”. Pursuant to this agreement, we agreed to acquire the Dropdown Vessels at prices below current market value and have been granted a right of first refusal over six additional newbuild Samsung eco medium range product tankers. As consideration, we agreed, subject to, among other things, the approval of our unitholders, to adopt the Fourth Amendment to the Partnership Agreement. This amendment was adopted on August 25, 2014 following our unitholders’ approval at our 2014 annual meeting of unitholders, which was held on August 21, 2014.

3.	Purchase Agreement. On September 3, 2014, we entered into a purchase agreement for 5,950,610 of our common units held by Capital Maritime at an aggregate price of approximately $60.0 million. The purchase price was funded by the net proceeds from a public offering of our common units in September 2014. We subsequently cancelled the common units that were repurchased from Capital Maritime pursuant to this purchase agreement. Please see “Item 4A: History and Development of the Partnership—2014 Developments”. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors of our board of directors.

4.	Charter Party Agreements with Capital Maritime. During 2014, each of the M/T Axios, M/T Avax, M/T Atrotos, M/T Assos, M/T Agisilaos and M/T Arionas entered into new or extended existing charter party agreements with Capital Maritime. These new charters/extensions were unanimously approved by the conflicts committee of independent directors of our board of directors.

Transactions entered into during the year ended December 31, 2013

1.	Amended and Restated Management Agreements. On May 9, 2013, and November 30, 2013, we amended and restated the fixed fee management agreement with Capital Ship Management in its entirety to reflect, among other things, the vessels covered by each management agreement. Please read “Item 4B: Business Overview—Our Management Agreements” for a detailed description of the terms of this management agreement.

2.	Equity Offering. On August 5, 2013, we announced the issuance of 11,900,000 common units at a public offering price of $9.25 per common unit. An additional 1,785,000 common units were subsequently sold on the same terms following the full exercise of the overallotment option granted to the underwriters for the offering. Capital GP L.L.C., our general partner, participated in both the offering and the exercise of the overallotment option and purchased 279,286 units at the public offering price, subsequently converting 349,700 common units into general partner units to maintain its 2% interest in us. Net proceeds, before expenses, relating to the offering were approximately $120.7 million.

3.	Acquisition of the M/V Hyundai Prestige, the M/V Hyundai Privilege and the M/V Hyundai Platinum from Capital Maritime. The net proceeds from our common units offering in August 2013 were used toward acquiring three 5,023 TEU container vessels, the M/V Hyundai Prestige, the M/V Hyundai Privilege and the M/V Hyundai Platinum, from our sponsor Capital Maritime for an aggregate purchase price of $195.0 million. Each of these vessels was built in 2013 at Hyundai Heavy Industries. Co. Ltd. and each such vessel is employed under a 12 year time charter employment (+/- 60 days) to HMM at a gross rate of $29,350 per day. The charters commenced shortly after the delivery of the vessels to Capital Maritime during the first half of 2013. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors.

4.	Share Purchase Agreements for the acquisition of the vessel owning companies of each of the M/V Hyundai Premium and M/V Hyundai Paramount. On March 20 and March 27, 2013, we entered into two share purchase agreements with Capital Maritime pursuant to which we acquired all of Capital Maritime’s interests in the vessel owning companies of the M/V Hyundai Premium and M/V Hyundai Paramount, respectively. The acquisition was funded by the net proceeds from the issuance of Class B Units together with approximately $54 million from our existing credit facilities and part of our cash balances. Both the M/V Hyundai Premium and M/V Hyundai Paramount were built in 2013 at Hyundai Heavy Industries Co. Ltd. The vessels were originally ordered by Capital Maritime and are currently employed under a twelve-year time charter (+/- 60 days) to HMM at a gross rate of $29,350 per day. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors. Please see “Item 5B: Liquidity and Capital Resources—Net Cash Used in Investing Activities” and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding this acquisition, including a detailed explanation of how it was accounted for.

5.	Subscription Agreement for Class B Units. On March 15, 2013, we entered into a subscription agreement for the sale and issuance of 9.1 million of our Class B Units with certain investors, including Capital Maritime. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors of our board of directors. Pursuant to the terms of the subscription agreement, Capital Maritime was issued 615,151 Class B Units, which are convertible at any time into our common units on a one-for-one basis.

6.

Charter Party Agreements with Capital Maritime. During 2013, each of the M/T Avax, M/T Axios, M/T Alkiviadis, M/T Akeraios, M/T Apostolos, M/T Agisilaos, M/T Anemos I, M/T Aristotelis, M/T Arionas, M/T Amoureux, M/T Aias and M/T Amore Mio II entered into new or extended existing charter party agreements with Capital Maritime. Each of these charters were subject to 50/50 profit sharing arrangements for breaching Institute Warranty Limits. In the case of the M/T Amoureux and M/T Aias, profit share arrangements are applicable on actual earnings settled every six months. These new charters/extensions were unanimously approved by the conflicts committee of independent directors of our board of directors. Please see “Item 4B: Business Overview—Our Fleet” and “—Our Charters” above for a detailed description of these charters, including earliest possible redelivery dates of the vessels and relevant charter rates.

7.	Investor Relations Services Agreement. On January 1, 2013, we renewed our Investor Relations Agreement with Capital Ship Management to clarify the provisions under which certain investor relations and corporate support services to assist us in our communications with holders of units representing limited partnership interests in us shall be provided to us further to the provisions of the Administrative Services Agreement entered into with Capital Ship Management and subject to its terms. Under the terms of the agreement we pay Capital Ship Management a fixed monthly fee of $15,000 plus reimbursement of reasonable expenses. The agreement will be renewed annually on its terms unless we elect not to renew amendments to management agreements.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information.

A.	Consolidated Statements and Other Financial Information.

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

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. In particular, you should carefully consider the relevant risks included in “Item 3D: Risk Factors”. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. The partnership agreement can be amended in certain circumstances with the approval of a majority of the outstanding common units (including, in certain circumstances described in the partnership agreement, with the holders of Class B Units voting on an as-converted basis). As of December 31, 2015, the Marinakis family, including Evangelos M. Marinakis, may be deemed to beneficially own on a fully converted basis a 16.4% interest in us (18.1% on a non-fully converted basis), through, among others, Capital Maritime.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement and the establishment of any reserves for the prudent conduct of our business.

•	Under Section 51 of the MILPA, we may not make a distribution if the distribution would cause our liabilities (other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours) to exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.

•	Our common units are subject to the prior distribution rights of any holders of its preferred units then outstanding. As of the date of this Annual Report, there were 12,983,333 Class B Units issued and outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Class B Units. Furthermore, pursuant to the terms of the Third Amendment to the Partnership Agreement, an upward adjustment to the distribution rate for the Class B Units occurs in the event the distribution rate on our common units is increased.

•	We may lack sufficient cash to pay distributions on our common units due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements maintenance and replacement capital expenditures, anticipated cash needs or the payment of distributions on the Class B Units, which our partnership agreement requires us to pay prior to distributions on our common units.

•	Our distribution policy will be affected by restrictions on distributions under our revolving credit facilities which contain material financial tests and covenants that must be satisfied. Should we be unable to satisfy these terms, covenants and restrictions included in our credit facilities or if we are otherwise in default under the credit agreements, our ability to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy, would be materially adversely affected.

•	If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

•

If the ability of our subsidiaries to make any distribution to us is restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws or any other laws and regulations, our ability to make distributions to our unitholders may be restricted.

Quarterly Common Distributions; Historic Distributions

Our common unitholders are entitled under our partnership agreement to receive a quarterly distribution to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves, pay fees and expenses and make distributions to Class B unitholders, which our partnership agreement requires us to pay prior to distributions on our common units. Although we intend to continue to make strategic acquisitions and to take advantage of our unique relationship with Capital Maritime in a prudent manner that is accretive to our unitholders and to long-term distribution growth, there is no guarantee that we will pay a quarterly distribution on the common units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement and other factors. We will be prohibited from making any distributions to unitholders if it would cause an event of default, or if an event of default exists, under the terms of our credit facilities.

We have generally declared distributions on our common units in January, April, July and October of each year and paid those distributions in the subsequent month. In January 2010, we introduced an annual distribution guidance of $0.90 per unit per annum, which was revised in July 2010 upwards to $0.93 per unit per annum, or $0.2325 per quarter. On April 30, 2015, we announced that it is our objective to increase our common and Class B distributions between 2% and 3% per annum for the foreseeable future. As a result, we have increased our quarterly distribution for the first quarter of 2015 by $0.002 to $0.2345, for the second quarter of 2015 to $0.2365 and for the third quarter of 2015 to $0.2385. Our board of directors chose to maintain the distribution level for the fourth quarter at $0.2385, due to the severe pricing dislocation for Master Limited Partnerships observed at the end of 2015 and at the beginning of 2016. We made distributions on our common units in accordance with our guidance in November 2010, February 2011, May 2011, August 2011, November 2011, February 2012, May 2012, August 2012, November 2012, February 2013, May 2013, August 2013, November 2013, February 2014, August 2014, November 2014, February 2015, May 2015, August 2015, November 2015, and February 2016.

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

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The percentage allocations in the table are subject to the distribution rights of the holders of our Class B Units. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount”, until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains a 2% general partner interest and assume our general partner has not transferred the IDRs.

	Total Quarterly Distribution	Marginal Percentage Interest in Distributions
	Target Amount	Unitholders	General Partner
Minimum Quarterly Distribution	$0.2325	98%	2%
First Target Distribution	up to $0.2425(1)	98%	2%
Second Target Distribution	above $0.2425(1) up to $0.2675	85%	15%
Third Target Distribution	above $0.2675 up to $0.2925	75%	25%
Thereafter	above $0.2925	65%	35%

(1)	As disclosed on our Current Report on Form 6-K furnished on August 26, 2014, Capital Maritime unilaterally notified the Partnership that it decided to waive its rights to receive quarterly incentive distributions between $0.2425 and $0.25. Capital Maritime waived these rights after discussion with, and with the unanimous support of, the conflicts committee of our board of directors. This waiver effectively increases the First Target Distribution and the lower bound of the Second Target Distribution (as referenced in the table above) from $0.2425 to $0.25.

B.	Significant Changes

No significant changes have occurred since the date of our Financial Statements included herein except for those set out below:

On January 20, 2016, we declared a cash distribution of $0.2385 per common unit for the fourth quarter of 2015, which was paid on February 12, 2016 to unitholders of record on February 5, 2016.

On January 20, 2016, we declared a cash distribution of $0.21975 per Class B Unit for the fourth quarter of 2015, in line with our partnership agreement. The fourth quarter Class B Unit cash distribution was paid on February 10, 2016, to Class B unitholders of record on February 3, 2016.

Item 9.	The Offer and Listing.

Our common units started trading on the Nasdaq Global Select Market under the symbol “CPLP” on March 30, 2007. The following table sets forth the high and low closing sales prices in U.S. Dollars for our common units for each of the periods indicated.

	High	Low
Year Ended: December 31,
2015	9.94	5.05
2014	11.56	6.79
2013	10.57	6.81
2012	8.74	6.21

	High	Low
2011	11.32	4.89
Quarter Ended:
December 31, 2015	7.57	5.05
September 30, 2015	8.18	5.94
June 30, 2015	9.93	7.78
March 31, 2015	9.94	7.84
December 31, 2014	9.90	6.79
September 30, 2014	11.56	9.79
June 30, 2014	11.56	10.53
March 31, 2014	11.15	9.68
Month Ended:
February 29, 2016(1)	4.67	3.20
January 31, 2016	5.25	3.55
December 31, 2015	6.31	5.05
November 30, 2015	7.49	6.24
October 31, 2015	7.57	6.34
September 30, 2015	7.36	5.94
August 31, 2015	7.69	6.47

(1)	Through February 16, 2016.

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Please read “Item 7B: Related-Party Transactions” for transactions entered into with related parties, as well as further details on certain of the transactions described below.

•	Purchase Agreement, dated September 18, 2015, with Capital Maritime to acquire the shares of the vessel owning company of the M/V CMA CGM Uruguay.

•	Purchase Agreement, dated June 30, 2015, with Capital Maritime to acquire the shares of the vessel owning company of the M/T Amadeus.

•	Purchase Agreement, dated June 10, 2015, with Capital Maritime to acquire the shares of the vessel owning company of the M/V CMA CGM Amazon.

•	Amendments, dated April 30, 2015, to each of our 2007, 2008 and 2011 credit facilities.

•	Purchase Agreement, dated March 31, 2015, with Capital Maritime to acquire the shares of the vessel owning company of the M/T Active.

•	Purchase Agreement, dated September 3, 2014, with Capital Maritime to acquire 5,950,610 of our common units.

•	Amendment to Partnership Agreement, dated August 25, 2014, in connection with our entry into the Master Vessel Acquisition Agreement. This amendment reset the thresholds for our IDRs.

•	Amendment to Omnibus Incentive Compensation Plan. On August 21, 2014, following approval of our unitholders at our 2014 annual meeting, our board of directors amended the Plan to increase the aggregate number of restricted units issuable under the Plan to 1,650,000 from 800,000.

•	Master Vessel Acquisition Agreement dated July 24, 2014, with Capital Maritime to acquire the Dropdown Vessels and a right of first refusal over six additional newbuild Samsung eco medium range product tankers.

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

Marshall Islands Taxation

The following is a discussion of the material Marshall Islands tax consequences of our activities to unitholders who are not citizens of and do not reside in, maintain offices in or engage in business in the Marshall Islands (“non-resident holders”). Because we, our operating subsidiary and our controlled affiliates do not, and we do not expect that we, our operating subsidiary and our controlled affiliates will, conduct business or operations in the Marshall Islands, under current Marshall Islands law non-resident holders of our securities will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to such non-resident holders. In addition, non-resident holders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our securities, and will not be required by the Republic of the Marshall Islands to file a tax return relating to such securities.

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

Election to be Taxed as a Corporation

We have elected to be taxed as a corporation for U.S. federal income tax purposes. As such, among other consequences, U.S. Holders (as defined below) will, subject to the discussion of certain rules relating to PFICs below (please see “Item 10E: Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences”), generally not be directly subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of common units, as described below. As a corporation, we may be subject to U.S. federal income tax on our income as discussed below. Additionally, our distributions to common unitholders will generally be reported on IRS Form 1099-DIV.

Taxation of Operating Income

We expect that substantially all of our gross income will continue to be attributable to the transportation of crude oil and related oil products, as well as dry cargo and containerized goods. For this purpose, gross income attributable to transportation (or “Transportation Income”) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes spot charter, time charter and bareboat charter income.

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

Distributions

Subject to the discussion of the rules applicable to PFICs below, any distributions made by us with respect to our common units to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units on a dollar-for-dollar basis and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common units generally will be treated as “passive” income from sources outside the United States for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends paid on our common units to a U.S. Holder who is an individual, trust or estate (or a “U.S. Individual Holder”) will be treated as qualified dividend income that is taxable to such U.S. Individual Holder at preferential rates applicable to long-term capital gain provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market, on which our common units are traded); (ii) we are not a PFIC (which we do not believe we are, have been or will be, as discussed below); (iii) the U.S. Individual Holder has owned the common units for more than 60 days in the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such units) and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a unit if the amount of the dividend is equal to or in excess of 10 percent of a unitholder’s adjusted basis (or fair market value in certain circumstances) in such unit. If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income”, then any loss derived by a U.S. Individual Holder from the sale or exchange of such units will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or other Disposition of Common Units

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such units. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one-year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations. Long-term capital gain of a U.S. Individual Holder is generally subject to tax at preferential rates.

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

No assurance, however, can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine we are or were a PFIC. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure U.S. Holders that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a Qualified Electing Fund (a “QEF election”). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common units, as discussed below. In addition, if a U.S. Holder owns our common units during any taxable year that we are a PFIC, such units owned by such holder will be treated as units in a PFIC even if we are not a PFIC in a subsequent year and, if the total value of all PFIC stock that such holder directly or indirectly owns exceeds certain thresholds, such holder must file IRS Form 8621 with the holder’s U.S. federal income tax return to report the holder’s ownership of our common units.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (such U.S. Holder, an “Electing Holder”), the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed income. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common units and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing one copy of IRS Form 8621 with his U.S. federal income tax return and a second copy in accordance with the instructions to such form. If contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will attempt to provide each U.S. Holder with all necessary information in order to make the QEF election described above.

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

Please see Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2015.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

Our Risk Management Policy

Our policy is to continuously monitor our exposure to business risks, including the impact of changes in interest rates and currency rates, as well as inflation on earnings and cash flows. We intend to assess these risks and, when appropriate, take measures to minimize our exposure to the risks.

Foreign Exchange Risk

We do not have a material currency exposure risk. We generate all of our revenues in U.S. Dollars and incur less than 20% of our expenses in currencies other than U.S. Dollars. For accounting purposes, expenses incurred in currencies other than the U.S. Dollar are translated into U.S. Dollars at the exchange rate prevailing on the date of each transaction. As of December 31, 2015, less than 5% of liabilities were denominated in currencies other than U.S. Dollars (mainly in Euros). These liabilities were translated into U.S. Dollars at the exchange rate prevailing on December 31, 2015. We have not hedged currency exchange risks and our operating results could be adversely affected as a result.

Interest Rate Risk

The international tanker industry is capital intensive, requiring significant amounts of investment, a significant portion of which is provided in the form of long-term debt. Our current debt contains interest rates that fluctuate with LIBOR. Our 2007 credit facility and 2008 credit facility each bear an interest margin of 3% per annum over US$ LIBOR, respectively. Our 2011 credit facility bears an interest margin of 3.25% per annum over US$ LIBOR. Our 2013 credit facility bears an interest margin of 3.50% per annum over US$ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise.

Currently we have, and during 2015 we had, no interest rate swap agreements outstanding. As a result of a possible market disruption in determining the cost of funds for our banks, any increases by the lenders to their “funding costs” under our credit facilities will lead to proportional increases in the relevant interest amounts payable under such credit facilities on a quarterly basis. As an indication of the extent of our sensitivity to interest rate changes based upon our debt level, an increase of 100 basis points in LIBOR would have resulted in an increase in our interest expense by approximately $5.7 million for the year ended December 31, 2015, assuming all other variables had remained constant.

Concentration of Credit Risk

Financial instruments which potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents, and trade accounts receivable. We place our cash and cash equivalents, consisting mostly of deposits, with creditworthy financial institutions as rated by qualified rating agencies. For the years ended December 31, 2015, 2014, and 2013, 50%, 62%, and 49% of our revenues, respectively, were derived from two charterers. We do not obtain rights to collateral to reduce our credit risk. Please refer to “Item 5B: Liquidity and Capital Resources—Borrowings—Our Credit Facilities” for more information on our interest rate swap agreements.

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

As of December 31, 2015, our management (with the participation of the chief executive officer and chief financial officer of our general partner) conducted an evaluation pursuant to Rule 13a-15(b) and 15d-15 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our management, including the chief executive and chief financial officer of our general partner, recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the partnership have been detected. Further, in the design and evaluation of our disclosure controls and procedures our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Based on this evaluation, the chief executive officer and chief financial officer of our general partner concluded that, as of December 31, 2015, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is communicated to management, including the chief executive officer and chief financial officer of our general partner, as appropriate to allow timely decisions regarding required disclosure, were effective in providing reasonable assurance that information that was required to be disclosed by us in reports we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the 2013 framework in Internal Control – Integrated Framework issued by the Committee of

Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management believes that our internal control over financial reporting was effective as of December 31, 2015.

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

Capital Product Partners L.P.

Majuro, Republic of the Marshall Islands.

We have audited the internal control over financial reporting of Capital Product Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.

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

In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Partnership and our report dated February 17, 2016 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Hadjipavlou, Sofianos, & Cambanis S.A.

Athens, Greece

February 17, 2016

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

Our principal accountant for 2015 and 2014 was Deloitte. The following table shows the fees we paid or accrued for audit services provided by Deloitte for these periods (in thousands of U.S. Dollars).

Fees	2015	2014
Audit Fees(1)	$553.0	$449.7
Audit-Related Fees	—	—
Tax Fees(2)	28.2	25.0

Total	$581.2	$474.7

(1)	Audit fees represent fees for professional services provided in connection with the audit of our Financial Statements included herein, review of our quarterly consolidated financial information, audit services provided in connection with other regulatory filings, issuance of consents and assistance with and review of documents filed with the SEC.
(2)	Tax fees represent fees for professional services provided in connection with various U.S. income tax compliance and information reporting matters.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2015 and 2014.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

In April 2015, we issued and sold to Capital Maritime 1,100,000 common units at the public offering price of $9.53 per unit (not subject to any underwriting discount). Capital Maritime subsequently converted an aggregate of 315,908 common units into general partner units and delivered such units to our general partner in order for it to maintain its 2% interest in us. Following these transactions, Capital Maritime owned 16,548,273 common units, representing a 14.0% interest in us. As of December 31, 2015, the Marinakis family, including Evangelos M. Marinakis, may be deemed to beneficially own on a fully converted basis a 16.4% interest in us (18.1% on a non-fully converted basis), through, among others, Capital Maritime.

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

PART III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Description

1.1	Certificate of Limited Partnership of Capital Product Partners L.P.(1)

1.2	Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated February 22, 2010(7)

1.3	Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated September 30, 2011(8)

1.4	Second Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated March 19, 2013(14)

1.5	Third Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated May 22, 2012(15)

1.6	Fourth Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated August 25, 2014(17)

1.7	Certificate of Formation of Capital GP L.L.C.(1)

1.8	Limited Liability Company Agreement of Capital GP L.L.C.(1)

1.9	Certificate of Formation of Capital Product Operating GP L.L.C.(1)

4.1	Revolving $370.0 Million Credit Facility, dated March 22, 2007(1)

4.2	First Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated September 19, 2007(2)

4.3	Second Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated June 11, 2008(3)

4.4	Third Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated April 7, 2009(6)

4.5	Fourth Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated April 8, 2009(6)

4.6	Fifth Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated October 2, 2009(6)

4.7	Sixth Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated June 30, 2010(9)

4.8	Seventh Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated November 30, 2010(9)

Exhibit No.	Description

4.9	Eighth Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated December 23, 2011(13)

4.10	Ninth Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated May 21, 2012(14)

4.11	Tenth Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated November 4, 2013

4.12	Eleventh Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated April 30, 2015

4.13	Revolving $350.0 Million Credit Facility, dated March 19, 2008(2)

4.14	First Supplemental Agreement to Revolving $350.0 Million Credit Facility, dated October 2, 2009(6)

4.15	Second Supplemental Agreement to Revolving $350.0 Million Credit Facility, dated June 30, 2010(9)

4.16	Third Supplemental Agreement to Revolving $350.0 Million Credit Facility, dated May 21, 2012(14)

4.17	Fourth Supplemental Agreement to Revolving $350.0 Million Credit Facility, dated December 21, 2012(16)

4.18	Fifth Supplemental Agreement to Revolving $350.0 Million Credit Facility, dated April 28, 2015

4.19	Loan Agreement with Emporiki Bank of Greece S.A., dated June 9, 2011(13)

4.20	Supplemental Deed to Loan Agreement with Emporiki Bank of Greece S.A., dated April 28, 2015

4.21	Amended and Restated Loan Agreement with ING Bank N.V., HSH Nordbank AG, National Bank of Greece S.A. and Skandinaviska Enskilda Banken AB (publ), dated December 27, 2013(18)

4.22	Omnibus Agreement(1)

4.23	Amended and Restated Omnibus Agreement, dated September 30, 2011(8)

4.24	Amended and Restated Management Agreement with Capital Ship Management, dated May 9, 2013(18)

4.25	Amended and Restated Management Agreement with Capital Ship Management, dated November 30, 2013(18)

4.26	Amended and Restated Management Agreement with Capital Ship Management, dated February 28, 2014(19)

4.27	Amended and Restated Management Agreement with Capital Ship Management, dated December 31, 2014(19)

4.28	Amended and Restated Management Agreement with Capital Ship Management, dated July 1, 2015

4.29	Amended and Restated Management Agreement with Capital Ship Management, dated October 1, 2015

4.30	Floating Rate Management Agreement with Capital Ship Management Corp., dated June 9, 2011(13)

4.31	Amendment 1 to Floating Rate Management Agreement with Capital Ship Management Corp., dated August 4, 2011(13)

4.32	Amendment 2 to Floating Rate Management Agreement with Capital Ship Management Corp., dated December 5, 2011(13)

4.33	Amendment 3 to Floating Rate Management Agreement with Capital Ship Management Corp., dated April 18, 2012(16)

4.34	Amendment 4 to Floating Rate Management Agreement with Capital Ship Management Corp., dated June 13, 2011(16)

4.35	Amendment 5 to Floating Rate Management Agreement with Capital Ship Management Corp., dated August 26, 2012(16)

4.36	Amendment 6 to Floating Rate Management Agreement with Capital Ship Management Corp., dated September 15, 2012(16)

4.37	Amendment 7 to Floating Rate Management Agreement with Capital Ship Management Corp., dated December 22, 2012(16)

4.38	Amendment 8 to Floating Rate Management Agreement with Capital Ship Management Corp., dated December 24, 2012(16)

4.39	Amendment 9 to Floating Rate Management Agreement with Capital Ship Management Corp., dated January 22, 2013(18)

4.40	Amendment 10 to Floating Rate Management Agreement with Capital Ship Management Corp., dated March 20, 2013(18)

4.41	Amendment 11 to Floating Rate Management Agreement with Capital Ship Management Corp., dated September 11, 2013(18)

Exhibit No.	Description

4.42	Amendment 12 to Floating Rate Management Agreement with Capital Ship Management Corp., dated November 28, 2013(18)

4.43	Amendment 13 to Floating Rate Management Agreement with Capital Ship Management Corp., dated April 1, 2014(19)

4.44	Amendment 14 to Floating Rate Management Agreement with Capital Ship Management Corp., dated May 18, 2014(19)

4.45	Amendment 15 to Floating Rate Management Agreement with Capital Ship Management Corp., dated December 31, 2014(19)

4.46	Amendment 16 to Floating Rate Management Agreement with Capital Ship Management Corp., dated March 31, 2015

4.47	Amendment 17 to Floating Rate Management Agreement with Capital Ship Management Corp., dated June 10, 2015

4.48	Amendment 18 to Floating Rate Management Agreement with Capital Ship Management Corp., dated June 30, 2015

4.49	Amendment 19 to Floating Rate Management Agreement with Capital Ship Management Corp., dated September 18, 2015

4.50	Amendment 20 to Floating Rate Management Agreement with Capital Ship Management Corp., dated October 1, 2015

4.51	Administrative Services Agreement with Capital Ship Management(1)

4.52	Amendment 1 to Administrative Services Agreement with Capital Ship Management Corp., dated April 2, 2012(16)

4.53	Share Purchase Agreement for M/V Hyundai Premium, dated March 20, 2013(15)

4.54	Share Purchase Agreement for M/V Hyundai Paramount, dated March 27, 2013(18)

4.55	Share Purchase Agreement for M/V CCNI Angol (ex Hyundai Prestige), dated August 9, 2013(18)

4.56	Share Purchase Agreement for M/V Hyundai Platinum, dated August 9, 2013(18)

4.57	Share Purchase Agreement for M/V Hyundai Privilege dated August 9, 2013(18)

4.58	Share Purchase Agreement for M/T Active, dated March 31, 2015

4.59	Share Purchase Agreement for M/V CMA CGM Amazon, dated June 10, 2015

4.60	Share Purchase Agreement for M/T Amadeus, dated June 30, 2015

4.61	Share Purchase Agreement for M/V CMA CGM Uruguay, dated September 18, 2015

4.62	Master Vessel Acquisition Agreement, dated July 24, 2014(19)

4.63	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan, dated April 29, 2008(4)

4.64	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan, amended July 22, 2010(9)

4.65	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan, amended August 21, 2014(17)

4.66	Crude Carriers Corp. Equity Incentive Plan, dated March 1, 2010(10)

4.67	Form of Management Agreement between Crude Carriers Corp. and Capital Ship Management Corp.(10)

4.68	Amendment No. 1 to Crude Carriers Management Agreement, dated August 5, 2010(11)

4.69	Amendment No. 2 to Crude Carriers Management Agreement, dated August 6, 2010(11)

4.70	Memorandum of Agreement for acquisition of M/T Aristotelis (ex M/T Aristarchos), dated October 16, 2013(18)

4.71	Memorandum of Agreement for disposition of M/T Agamemnon II, dated October 17, 2013(18)

4.72	Form Restricted Unit Award of Capital Product Partners L.P.(9)

4.73	Subscription Agreement, dated March 15, 2013(15)

4.74	Assignment of Claim Agreement, dated June 24, 2013(18)

4.75	Assignment of Claim Agreement, dated June 24, 2013(18)

4.76	Assignment of Claim Agreement, dated June 24, 2013(18)

Exhibit No.	Description

4.77	Settlement Notice and Refund Modification, dated December 18, 2013(18)

8.1	List of Subsidiaries of Capital Product Partners L.P.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Financial Officer

13.1	Capital Product Partners L.P. Certification of Gerasimos (Jerry) Kalogiratos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*

13.2	Capital Product Partners L.P. Certification of Gerasimos (Jerry) Kalogiratos, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*

15.1	Consent of Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed as an exhibit to Capital Product Partners L.P.’s Registration Statement on Form F-1 (File No. 333-141422), filed with the SEC on March 19, 2007 and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and filed with the SEC on April 4, 2008.
(3)	Previously filed as an exhibit to the registrant’s Registration Statement on Form F-3 filed with the SEC on August 29, 2008.
(4)	Previously filed as a Current Report on Form 6-K with the SEC on April 30, 2008.
(5)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and filed with the SEC on March 27, 2009.
(6)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and filed with the SEC on February 4, 2010.
(7)	Previously filed as a Current Report on Form 6-K with the SEC on February 24, 2010.
(8)	Previously filed as a Current Report on Form 6-K with the SEC on September 30, 2011.
(9)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and filed with the SEC on February 4, 2011.
(10)	Previously filed as an exhibit to Crude Carriers Corp.’s Registration Statement on Form F-1 (File No. 333-165138), filed with the SEC on March 1, 2010, and incorporated by reference to such Registration Statement.
(11)	Previously filed as an exhibit to Crude Carriers Corp.’s Annual Report on Form 20-F for the year ended December 31, 2010 and filed with the SEC on April 18, 2011.
(12)	Previously filed as a Current Report on Form 6-K with the SEC on May 9, 2011.
(13)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 and filed with the SEC on February 13, 2012.
(14)	Previously furnished as a Current Report on Form 6-K with the SEC on May 23, 2012.
(15)	Previously furnished as a Current Report on Form 6-K with the SEC on March 21, 2013.
(16)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 and filed with the SEC on February 5, 2013.
(17)	Previously furnished as a Current Report on Form 6-K with the SEC on August 26, 2014.
(18)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2013 and filed with the SEC on February 18, 2014.
(19)	Previously furnished as a Current Report on Form 6-K with the SEC on July 29, 2014.
(20)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2014 and filed with the SEC on February 26, 2015.
*	Furnished only and not filed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

By:	/s/ Gerasimos (Jerry) Kalogiratos
Name:	Gerasimos (Jerry) Kalogiratos
Title:	Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated: February 17, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of

Capital Product Partners L.P.

Majuro, Republic of the Marshall Islands.

We have audited the accompanying consolidated balance sheets of Capital Product Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, changes in partners’ capital, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Capital Product Partners L.P. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2016 expressed an unqualified opinion on the Partnership’s internal control over financial reporting.

/s/ Deloitte Hadjipavlou, Sofianos, & Cambanis S.A.

Athens, Greece

February 17, 2016

Capital Product Partners L.P.

Consolidated Balance Sheets

(In thousands of United States Dollars, except number of units)

Assets
Current assets	As of December 31, 2015	As of December 31, 2014
Cash and cash equivalents	$90,190	$164,199
Trade accounts receivable, net	2,680	2,588
Due from related parties (Note 4)	—	55
Prepayments and other assets	2,547	1,839
Inventories	4,407	3,434

Total current assets	99,824	172,115

Fixed assets
Advances for vessels under construction – related party (Notes 4, 5)	18,172	66,641
Vessels, net (Note 5)	1,315,485	1,120,070

Total fixed assets	1,333,657	1,186,711

Other non-current assets
Above market acquired charters (Note 6)	100,518	115,382
Deferred charges, net	3,482	645
Restricted cash (Note 7)	17,000	15,000
Prepayments and other assets	1,394	—

Total non-current assets	1,456,051	1,317,738

Total assets	$1,555,875	$1,489,853

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net (Note 7)	$11,922	$4,579
Trade accounts payable	8,431	5,351
Due to related parties (Note 4)	22,154	17,497
Accrued liabilities (Note 9)	7,872	5,636
Deferred revenue, current (Note 4)	10,867	11,684

Total current liabilities	61,246	44,747

Long-term liabilities
Long-term debt, net (Note 7)	555,888	570,094
Deferred revenue	921	2,451

Total long-term liabilities	556,809	572,545

Total liabilities	618,055	617,292

Commitments and contingencies (Note 16)
Partners’ capital
General Partner	16,998	15,602
Limited Partners - Common (120,409,456 and 104,079,960 units issued and outstanding at December 31, 2015 and 2014, respectively)	810,239	735,547
Limited Partners - Preferred (12,983,333 and 14,223,737 Class B units issued and outstanding at December 31, 2015 and 2014, respectively)	110,583	121,412

Total partners’ capital	937,820	872,561

Total liabilities and partners’ capital	$1,555,875	$1,489,853

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except number of units and net income per unit)

	For the years ended December 31,
	2015	2014	2013
Revenues	$156,613	$119,907	$116,520
Revenues – related party (Note 4)	63,731	72,870	54,974

Total revenues	220,344	192,777	171,494

Expenses:
Voyage expenses (Note 10)	6,479	5,907	5,776
Voyage expenses – related party (Notes 4, 10)	411	338	314
Vessel operating expenses (Note 10)	58,625	48,714	38,284
Vessel operating expenses – related party (Notes, 4, 10)	11,708	13,315	17,039
General and administrative expenses (Note 4)	6,608	6,316	9,477
Loss on sale of vessels to third parties	—	—	7,073
Vessel depreciation and amortization (Note 5)	62,707	57,476	52,208

Operating income	73,806	60,711	41,323

Non operating income:
Gain on sale of claim (Note 15)	—	—	31,356
Gain from bargain purchase (Note 3)	—	—	42,256

Total non operating income	—	—	73,612

Other income / (expense):
Interest expense and finance cost (Note 7)	(20,143)	(19,225)	(15,991)
Gain on interest rate swap agreement (Note 8)	—	—	4
Other income	1,747	2,526	533

Total other expense, net	(18,396)	(16,699)	(15,454)

Partnership’s net income	$55,410	$44,012	$99,481

Preferred unit holders’ interest in Partnership’s net income	$11,334	$14,042	$18,805
General Partner’s interest in Partnership’s net income	$879	$593	$1,598
Common unit holders’ interest in Partnership’s net income	$43,197	$29,377	$79,078
Net income per: (Note 14)
Common unit basic	$0.38	$0.31	$1.04
Weighted-average units outstanding:
Common unit basic	115,030,879	93,353,168	75,645,207
Net income per: (Note 14)
Common unit diluted	$0.38	$0.31	$1.01
Weighted-average units outstanding:
Common units diluted	115,030,879	93,353,168	97,369,136
Comprehensive income:
Partnership’s net income	55,410	44,012	99,481
Other Comprehensive income:
Unrealized gain on derivative instruments (Note 8)	—	—	462

Comprehensive income	$55,410	$44,012	$99,943

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Changes in Partners’ Capital

(In thousands of United States Dollars)

	General Partner	Limited Partners Common	Limited Partners Preferred	Total	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2012	$9,049	$425,497	$139,744	$574,290	$(462)	$573,828

Distributions declared and paid (distributions of $0.93 per common and $0.86 per preferred unit) (Note 12)	(1,397)	(68,759)	(18,085)	(88,241)	—	(88,241)
Partnership’s net income	1,598	79,078	18,805	99,481	—	99,481
Issuance of Partnership’s units (Note 12)	—	119,811	72,557	192,368	—	192,368
Equity compensation expense (Note 13)	—	3,528	—	3,528	—	3,528
Other comprehensive income (Note 8)	—	—	—	—	462	462
Conversion of Partnership’s units (Note 12)	3,060	47,258	(50,318)	—	—	—

Balance at December 31, 2013	$12,310	$606,413	$162,703	$781,426	$—	$781,426

	General Partner	Limited Partners Common	Limited Partners Preferred	Total	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2013	$12,310	$606,413	$162,703	$781,426	$—	$781,426

Distributions declared and paid (distributions of $0.93 per common and $0.86 per preferred unit) (Note 12)	(1,725)	(86,027)	(15,046)	(102,798)	—	(102,798)
Partnership’s net income	593	29,377	14,042	44,012	—	44,012
Issuance of Partnership’s units (Note 12)	—	173,504	—	173,504	—	173,504
Repurchase from CMTC and cancellation of Partnership’s units (Note 12)	—	(60,000)	—	(60,000)	—	(60,000)
Excess between the fair value of the contracted vessels and the contractual cash consideration (Note 5)	728	35,689	—	36,417	—	36,417
Conversion of Partnership’s units (Note 12)	3,696	36,591	(40,287)	—	—	—

Balance at December 31, 2014	$15,602	$735,547	$121,412	$872,561	$—	$872,561

	General Partner	Limited Partners Common	Limited Partners Preferred	Total	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2014	$15,602	$735,547	$121,412	$872,561	$—	$872,561

Distributions declared and paid (distributions of $0.94 per common and $0.87 per preferred unit) (Note 12)	(2,225)	(109,027)	(11,521)	(122,773)	—	(122,773)
Partnership’s net income	879	43,197	11,334	55,410	—	55,410
Issuance of Partnership’s units (Note 12)	—	132,588	—	132,588	—	132,588
Equity compensation expense (Note 13)	—	34	—	34	—	34
Conversion of Partnership’s units (Note 12)	2,742	7,900	(10,642)	—	—	—

Balance at December 31, 2015	$16,998	$810,239	$110,583	$937,820	$—	$937,820

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Cash flows

(In thousands of United States Dollars)

	For the year ended December 31
	2015	2014	2013
Cash flows from operating activities:
Net income	$55,410	$44,012	$99,481
Adjustments to reconcile net income to net cash provided by operating activities :
Vessel depreciation and amortization (Note 5)	62,707	57,476	52,208
Gain from bargain purchase (Note 3)	—	—	(42,256)
Amortization of deferred charges	908	809	405
Amortization of above market acquired charters (Note 6)	14,864	16,000	13,594
Equity compensation expense (Note 13)	34	—	3,528
Gain on interest rate swap agreements (Note 8)	—	—	(4)
Loss on sale of vessels to third parties	—	—	7,073
Accrual on gain on sale of claim (Note 15)	—	—	644
Changes in operating assets and liabilities:
Trade accounts receivable	(92)	1,777	(1,171)
Due from related parties	55	612	(667)
Prepayments and other assets	(2,102)	(463)	(117)
Inventories	(973)	(694)	(407)
Trade accounts payable	1,929	(1,570)	2,066
Due to related parties	4,657	3,811	(3,761)
Accrued liabilities	1,114	178	1,573
Deferred revenue	(2,207)	3,919	(1,852)
Drydocking costs	(2,095)	(590)	(761)

Net cash provided by operating activities	134,209	125,277	129,576

Cash flows from investing activities:
Vessel acquisitions and improvements (Note 5)	(207,937)	(103)	(363,038)
Advances for vessels under construction – related party (Note 5)	—	(30,224)	—
Increase in restricted cash	(2,000)	—	(4,500)
Proceeds from sale of vessels	—	—	32,192

Net cash used in investing activities	(209,937)	(30,327)	(335,346)

Cash flows from financing activities:
Proceeds from issuance of Partnership units (Note 12)	133,327	173,932	195,771
Expenses paid for issuance of Partnership units	(739)	(416)	(3,410)
Repurchase from CMTC and cancellation of Partnership’s units (Note 12)	—	(60,000)	—
Proceeds from issuance of long-term debt (Note 7)	115,000	—	129,000
Payments of long-term debt (Note 7)	(121,299)	(5,400)	(4,050)
Loan issuance costs	(1,797)	(41)	(2,879)
Dividends paid (Note 12)	(122,773)	(102,798)	(88,241)

Net cash provided by financing activities	1,719	5,277	226,191

Net (decrease) / increase in cash and cash equivalents	(74,009)	100,227	20,421

Cash and cash equivalents at the beginning of the year	164,199	63,972	43,551

Cash and cash equivalents at the end of the year	90,190	164,199	63,972

Supplemental Cash Flow Information
Cash paid for interest	$16,759	$16,564	$14,845
Non-Cash Investing and Financing Activities
Excess between the fair value of the contracted vessels and the contractual cash consideration (Note 5)	$—	$36,417	$—
Capital expenditures included in liabilities	$769	$183	$103
Offering expenses included in liabilities	$—	$12	$(7)
Capitalized dry docking and deferred costs included in liabilities	$1,687	$—	$628
Acquisition of above market time charter (Note 3 )	$—	$—	$97,256

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars, except number of units)

1. Basis of Presentation and General Information

Capital Product Partners L.P. (the “Partnership”) was formed on January 16, 2007, under the laws of the Marshall Islands. The Partnership is an international shipping company. Its fleet of thirty four modern high specification vessels consists of four suezmax crude oil tankers, twenty modern medium range tankers all of which are classed as IMO II/III chemical/product carriers, nine post-panamax container carrier vessels and one capesize bulk carrier. Its vessels are capable of carrying a wide range of cargoes, including crude oil, refined oil products, such as gasoline, diesel, fuel oil and jet fuel, edible oils and certain chemicals such as ethanol as well as dry cargo and containerized goods under short-term voyage charters and medium to long-term time and bareboat charters.

The consolidated financial statements include the following vessel-owning companies and operating companies which were all incorporated or formed under the laws of the Marshall Islands and Liberia.

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	DWT	Date acquired by the Partnership	Date acquired by CMTC
Capital Product Operating GP LLC	01/16/2007	—	—	—	—
Crude Carriers Corp.	10/29/2009	—	—	09/30/2011	—
Crude Carriers Operating Corp.	01/21/2010	—	—	09/30/2011	—
Shipping Rider Co.	09/16/2003	M/T Atlantas (M/T British Ensign)	36,760	04/04/2007	04/26/2006
Canvey Shipmanagement Co.	03/18/2004	M/T Assos	47,872	08/16/2010 04/04/2007	05/17/2006
Centurion Navigation Limited	08/27/2003	M/T Aktoras (M/T British Envoy)	36,759	04/04/2007	07/12/2006
Polarwind Maritime S.A.	10/10/2003	M/T Agisilaos	36,760	04/04/2007	08/16/2006
Carnation Shipping Company	11/10/2003	M/T Arionas	36,725	04/04/2007	11/02/2006
Apollonas Shipping Company	02/10/2004	M/T Avax	47,834	04/04/2007	01/12/2007
Tempest Maritime Inc.	09/12/2003	M/T Aiolos (M/T British Emissary)	36,725	04/04/2007	03/02/2007
Iraklitos Shipping Company	02/10/2004	M/T Axios	47,872	04/04/2007	02/28/2007
Epicurus Shipping Company	02/11/2004	M/T Atrotos	47,786	03/01/2010 05/08/2007	05/08/2007
Laredo Maritime Inc.	02/03/2004	M/T Akeraios	47,781	07/13/2007	07/13/2007
Lorenzo Shipmanagement Inc.	05/26/2004	M/T Apostolos	47,782	09/20/2007	09/20/2007
Splendor Shipholding S.A.	07/08/2004	M/T Anemos I	47,782	09/28/2007	09/28/2007
Ross Shipmanagement Co.	12/29/2003	M/T Attikos (1)	12,000	09/24/2007	01/20/2005
Sorrel Shipmanagement Inc.	02/07/2006	M/T Alexandros II (M/T Overseas Serifos)	51,258	01/29/2008	01/29/2008
Baymont Enterprises Incorporated	05/29/2007	M/T Amore Mio II	159,982	03/27/2008	07/31/2007
Forbes Maritime Co.	02/03/2004	M/T Aristofanis (2)	12,000	04/30/2008	06/02/2005
Wind Dancer Shipping Inc.	02/07/2006	M/T Aristotelis II (M/T Overseas Sifnos)	51,226	06/17/2008	06/17/2008
Belerion Maritime Co.	01/24/2006	M/T Aris II (M/T Overseas Kimolos)	51,218	08/20/2008	08/20/2008
Mango Finance Corp.	07/14/2006	M/T Agamemnon II (3)	51,238	04/07/2009	11/24/2008
Navarro International S.A.	07/14/2006	M/T Ayrton II	51,260	04/13/2009	04/10/2009
Adrian Shipholding Inc.	06/22/2004	M/T Alkiviadis	36,721	06/30/2010	03/29/2006
Patroklos Marine Corp.	06/17/2008	M/V Cape Agamemnon	179,221	06/09/2011	01/25/2011
Cooper Consultants Co. renamed to Miltiadis M II Carriers Corp.	04/06/2006	M/T Miltiadis M II	162,397	09/30/2011	04/26/2006

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars, except number of units)

1. Basis of Presentation and General Information – Continued

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	DWT	Date acquired by the Partnership	Date acquired by CMTC
Amoureux Carriers Corp.	04/14/2010	M/T Amoureux	149,993	09/30/2011	—
Aias Carriers Corp.	04/14/2010	M/T Aias	150,393	09/30/2011	—
Agamemnon Container Carrier Corp.	04/19/2012	M/V Agamemnon	108,892	12/22/2012	06/28/2012
Archimidis Container Carrier Corp.	04/19/2012	M/V Archimidis	108,892	12/22/2012	06/22/2012
Aenaos Product Carrier S.A.	10/16/2013	M/T Aristotelis	51,604	11/28/2013	—
Anax Container Carrier S.A	04/08/2011	M/V Hyundai Prestige	63,010	09/11/2013	02/19/2013
Hercules Container Carrier S.A.	04/08/2011	M/V Hyundai Premium	63,010	03/20/2013	03/11/2013
Iason Container Carrier S.A	04/08/2011	M/V Hyundai Paramount	63,010	03/27/2013	03/27/2013
Thiseas Container Carrier S.A.	04/08/2011	M/V Hyundai Privilege	63,010	09/11/2013	05/31/2013
Cronus Container Carrier S.A.	07/19/2011	M/V Hyundai Platinum	63,010	09/11/2013	06/14/2013
Miltiadis M II Corp.	08/28/2012	—	—	—	—
Dias Container Carrier S.A	05/16/2013	M/V Akadimos (CMA CGM Amazon) (4)	115,145	06/10/2015	06/10/2015
Poseidon Container Carrier S.A	05/16/2013	M/V Adonis (CMA CGM Uruguay) (4)	115,639	09/18/2015	09/18/2015
Isiodos Product Carrier S.A	05/31/2013	M/T Active (4)	50,136	03/31/2015	03/31/2015
Titanas Product Carrier S.A	05/31/2013	M/T Amadeus (4)	50,108	06/30/2015	06/30/2015

(1)	Was sold on February 14, 2012.
(2)	Was sold on April 4, 2012.
(3)	Was sold on November 5, 2013.
(4)	Vessels that were acquired according to the terms of the Master Vessel Acquisition Agreement (“Master Agreement”) (Notes 5, 12)

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies

(a)	Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and include the accounts of the legal entities comprising the Partnership as discussed in Note 1. Intra-group balances and transactions have been eliminated upon consolidation.

(b)	Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

(c)	Other Comprehensive Income: The Partnership separately records certain transactions directly as components of partners’ capital. For the years ended December 31, 2015 and 2014 there was no other comprehensive income.

(d)	Accounting for Revenue, Voyage and Operating Expenses: The Partnership generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered on time charters, bareboat charters or voyage charters. A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable monthly in advance. Some of the Partnership’s time charters also include profit sharing provisions, under which the Partnership can realize additional revenues in the event that spot rates are higher than the base rates in these time charters. A bareboat charter is a contract in which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, which is generally payable monthly in advance, and the charterer generally assumes all risk and costs of operation during the bareboat charter period. A voyage is deemed to commence upon the later of the completion of discharge of the vessel’s previous cargo or upon vessel arrival to the agreed upon port, based on the terms of a voyage contract that is not cancelable and voyage is deemed to end upon the completion of discharge of the delivered cargo. Revenues under voyage charter agreements are recognized on a pro-rata basis over the duration of the voyage when a voyage agreement exists, the price is fixed, service is provided and the collection of the related revenue is reasonably assured.

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

Vessel operating expenses presented in the consolidated financial statements mainly consist of:

•	Management fees payable to the Partnership’s manager Capital Shipmanagement Corp. (the “Manager” or “CSM”) under three different types of Management agreements (Note 4); and

•	Actual operating expenses such as crewing, repairs and maintenance, insurance, stores, spares, lubricants and other operating expenses.

Vessel operating expenses are expensed as incurred.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

(e)	Foreign Currency Transactions: The functional currency of the Partnership is the U.S. Dollar because the Partnership’s vessels operate in international shipping markets that utilize the U.S. Dollar as the functional currency. The accounting records of the Partnership are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. Dollar, are translated into the functional currency using the exchange rate at those dates. Gains or losses resulting from foreign currency transactions are included in other income in the accompanying consolidated statements of comprehensive income.

(f)	Cash and Cash Equivalents: The Partnership considers highly-liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(g)	Restricted cash: For the Partnership to comply with debt covenants under its credit facilities, it must maintain minimum cash deposits. Such deposits are considered by the Partnership to be restricted cash.

(h)	Trade Accounts Receivable, Net: The amount shown as trade accounts receivable primarily consists of earned revenue that has not been billed yet or that it has been billed but not yet collected. At each balance sheet date all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate write off. As of December 31, 2015 and 2014 the respective write off amounted to $22 and $70, respectively.

(i)	Inventories: Inventories consist of consumable bunkers, lubricants, spares and stores and are stated at the lower of cost or market value. The cost is determined by the first-in, first-out method.

(j)	Fixed Assets: Fixed assets consist of vessels which are stated at cost, less accumulated depreciation. Vessel cost consists of the contract price for the vessel and any material expenses incurred upon their construction (improvements and delivery expenses, on-site supervision costs incurred during the construction periods, as well as capitalized interest expense during the construction period). Vessels acquired through acquisition of businesses are recorded at their acquisition date fair values. The cost of each of the Partnership’s vessels is depreciated; beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the scrap value of the Partnership’s vessels to be $0.2 per light weight ton (LWT) and useful life to be 25 years.

(k)	Impairment of Long-lived Assets: An impairment loss on long-lived assets is recognized when indicators of impairment are present and the carrying amount of the long-lived asset is greater than its fair value and not believed to be recoverable. In determining future benefits derived from use of long-lived assets, the Partnership performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets on a vessel by vessel basis. If the carrying value of the related asset exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates and vessel operating costs are included in this analysis.

In recent years, market conditions, as compared to previous years, have changed significantly as a result of the global credit crisis and resulting slowdown in world trade. Charter rates decreased and values of assets were affected. The Partnership considered these market developments as indicators of potential impairment of the carrying amount of its vessels. The Partnership has performed an undiscounted cash flow test based on US GAAP as of December 31, 2015 and 2014, determining undiscounted projected net operating cash flows for the vessels and comparing them to the vessels’ carrying values. In developing estimates of future cash flows, the Partnership made assumptions about future charter rates, utilization rates, vessel operating expenses, future dry docking costs and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations that are in line with the Partnership’s historical performance and expectations for the vessels’ utilization under the current deployment strategy. Based on these assumptions, the Partnership determined that the undiscounted cash flows supported the vessels’ carrying amounts as of December 31, 2015 and 2014.

(l)	Intangible assets: The Partnership records all identified tangible and intangible assets or any liabilities associated with the acquisition of a business at fair value. When a business is acquired that owns a vessel with an existing charter agreement, the Partnership determines the present value of the difference between: (i) the contractual charter rate and (ii) the prevailing market rate for a charter of equivalent duration. When determining present value, the Partnership uses Weighted Average Cost of Capital (“WACC”). The resulting above-market (assets) and below-market (liabilities) charters are amortized using the straight line method as a reduction and increase, respectively, to revenues over the remaining term of the charters.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

(m)	Deferred charges net: are comprised mainly of dry docking costs. The Partnership’s vessels are required to be dry docked every thirty to sixty months for major repairs and maintenance that cannot be performed while the vessels are under operation. For the vessels that were operated under the floating fee management agreement and Crude’s management agreement (Note 4), the Partnership has adopted the deferral method of accounting for dry docking activities whereby costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry docking activity.

(n)	Concentration of Credit Risk: Financial instruments which potentially subject the Partnership to significant concentrations of credit risk consist principally of cash and cash equivalents, interest rate swaps, and trade accounts receivable. The Partnership places its cash and cash equivalents, consisting mostly of deposits, and enters into interest rate swap agreements with creditworthy financial institutions rated by qualified rating agencies. A limited number of financial institutions hold the Partnership’s cash. Most of the Partnership’s revenues were derived from a few charterers. For the year ended December 31, 2015 CMTC and Hyundai Merchant Marine Co Ltd (“HMM”) accounted for 29% and 21% of the Partnership’s total revenue, respectively. For the year ended December 31, 2014 CMTC, HMM and A.P. Moller-Maersk A.S. (“Maersk”) accounted for 38%, 24% and 12% of the Partnership’s total revenue, respectively. For the year ended December 31, 2013, CMTC, British Petroleum Shipping Limited (“BP”), Maersk and HMM accounted for 32%, 17%, 14% and 13% of the Partnership’s total revenue, respectively. The Partnership does not obtain rights of collateral from its charterers to reduce its credit risk.

(o)	Interest Rate Swap Agreements: The Partnership designates its derivatives based upon the intended use, and recognizes all derivatives as either assets or liabilities in the consolidated balance sheet and measures those instruments at fair value. Changes in the fair value of each derivative instrument are recorded depending on the intended use of the derivative and the resulting designation. For a derivative that does not qualify as a hedge, changes in fair value are recognized within the consolidated statements of comprehensive income. For derivatives that qualify as cash flow hedges, the changes in fair value of the effective portion are recognized at the end of each reporting period in “other comprehensive income”, until the hedged item is recognized in the consolidated statements of comprehensive income. The ineffective portion of a derivative’s change in fair value is immediately recognized in the consolidated statements of comprehensive income.

(p)	Net Income Per Limited Partner Unit: Basic net income per limited partner unit is calculated by dividing the Partnership’s net income less net income allocable to preferred unit holders, general partner’s interest in net income (including incentive distribution rights) and net income allocable to unvested units, by the weighted-average number of common units outstanding during the period (Note 14). Diluted net income per limited partner unit reflects the potential dilution that could occur if securities or other contracts to issue limited partner units were exercised.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

(q)	Segment Reporting: The Partnership reports financial information and evaluates its operations by charter revenues and not by the length, type of vessel or type of ship employment for its customers, i.e. time or bareboat charters. The Partnership does not use discrete financial information to evaluate the operating results for each such type of charter or vessel. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Partnership has determined that it operates as one reportable segment. Furthermore, when the Partnership charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

(r)	Omnibus Incentive Compensation Plan: Equity compensation expense represents vested and unvested units granted to employees and to non-employee directors, for their services as directors, as well as to non-employees and are included in general and administrative expenses in the consolidated statements of comprehensive income. These units are measured at their fair value equal to the market value of the Partnership’s common units on the grant date. The units that contain a time-based service vesting condition are considered unvested units on the grant date and the total fair value of such units is recognized on a straight-line basis over the requisite service period. In addition, unvested awards granted to non-employees are measured at their then-current fair value as of the financial reporting dates (Note 13).

(s)	Recent Accounting Pronouncements: In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory to simplify the measurement of inventory using first-in, first out (FIFO) or average cost method. According to this ASU an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of completion, disposal and transportation. This update is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is permitted. The Partnership believes that the implementation of this update will not have any material impact on its financial statements and has not elected the early adoption.

In April 2015, the FASB issued ASU 2015-03 Interest -Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs. The guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts instead of presenting debt issuance costs as long-term assets on the consolidated balance sheets. The recognition and measurement guidance for debt issuance costs is not affected. Therefore, these costs will continue to be amortized as interest expense using the effective interest method pursuant to ASC 835-30-35-2 through 35-3. This standard is effective for public entities with reporting periods beginning after December 15, 2015. Early adoption is permitted. The Partnership elected to early adopt the new standard retrospectively during the fourth quarter of 2015.

The reclassification does not impact net income as previously reported or any prior amounts reported on the consolidated statements of comprehensive income, or the consolidated statements of cash flows. The effect of the retrospective application of this change in accounting principle on the Partnership’s consolidated balance sheets as of December 31, 2014 resulted in a reduction of Deferred charges, net in the amount of $3,242 with a corresponding decrease of $2,421 in Long-term debt, net and Total long-term liabilities and a decrease of $821 in Current portion of long-term debt, net and Total current liabilities.

On May 28, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No 2014-09 as amended by ASU 2015-14 which was issued on August 12, 2015, Revenue From Contracts With Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The Company is currently evaluating the impact, if any, of the adoption of this new standard.

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

The total purchase consideration of $65,000 was funded using a portion of the $75,000 that the Partnership had drawn down under its $225,000 credit facility (the “2013 credit facility”), part of the net proceeds from the issuance of 13,685,000 Partnership’s Common Units in August 2013 and part of the Partnership’s available cash.

•	Acquisition related costs

There were no costs incurred in relation to the acquisition of Anax.

•	Purchase price allocation

The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition.

The fair value allocated to each class of identifiable assets of Anax and the gain from bargain purchase recorded as non operating income in the Partnership’s consolidated statements of comprehensive income for the year ended December 31, 2013 was calculated as follows:

As of September 11, 2013
Vessel	$54,000
Above market acquired time charter	$19,094
Identifiable assets	$73,094
Purchase price	(65,000)

Gain from bargain purchase	$8,094

After a subsequent review and reassessment of valuation methods and procedures of the $73,094 fair value amount for identifiable assets acquired, the Partnership concluded that its measurements for the assets acquired appropriately reflect consideration of all available information that existed as of the acquisition date. Therefore, the Partnership recorded a gain from bargain purchase of $8,094 in its consolidated statements of comprehensive income, in accordance with Accounting Standard Codification (“ASC”) Subtopic 805-30 “Business Combinations, Goodwill or Gain from Bargain Purchase, Including Consideration Transferred” as of the Anax acquisition date.

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

Total revenues and net income of M/V Hyundai Prestige since its acquisition by the Partnership were $2,778 and $1,298 respectively and are included in the Partnership’s consolidated statements of comprehensive income for the year ended December 31, 2013.

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

The total purchase consideration of $65,000 was funded using a portion of the $75,000 that the Partnership had drawn down under its 2013 credit facility, part of the net proceeds from the issuance of 13,685,000 Partnership’s Common Units in August 2013 and part of the Partnership’s available cash.

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

The fair value allocated to each class of identifiable assets of Thiseas and the gain from bargain purchase recorded as non operating income in the Partnership’s consolidated statements of comprehensive income for the year ended December 31, 2013 was calculated as follows:

As of September 11, 2013
Vessel	$54,000
Above market acquired time charter	$19,329
Identifiable assets	$73,329
Purchase price	(65,000)

Gain from bargain purchase	$8,329

After a subsequent review and reassessment of valuation methods and procedures of the $73,329 fair value amount for identifiable assets acquired, the Partnership concluded that its measurements for the assets acquired appropriately reflect consideration of all available information that existed as of the acquisition date. Therefore, the Partnership recorded a gain from bargain purchase of $8,329 in its consolidated statements of comprehensive income, in accordance with ASC Subtopic 805-30 “Business Combinations, Goodwill or Gain from Bargain Purchase, Including Consideration Transferred” as of the Thiseas acquisition date.

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

Total revenues and net income of M/V Hyundai Privilege since its acquisition by the Partnership were $2,785 and $1,392 respectively and are included in the Partnership’s consolidated statements of comprehensive income for the year ended December 31, 2013.

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

The total purchase consideration of $65,000 was funded using a portion of the $75,000 that the Partnership had drawn down under its 2013 credit facility, part of the net proceeds from the issuance of 13,685,000 Partnership’s Common Units in August 2013 and part of the Partnership’s available cash.

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

The fair value allocated to each class of identifiable assets of Cronus and the gain from bargain purchase recorded as non operating income in the Partnership’s consolidated statements of comprehensive income for the year ended December 31, 2013 was calculated as follows:

As of September 11, 2013
Vessel	$54,000
Above market acquired time charter	$19,358
Identifiable assets	$73,358
Purchase price	(65,000)

Gain from bargain purchase	$8,358

After a subsequent review and reassessment of valuation methods and procedures of the $73,358 fair value amount for identifiable assets acquired, the Partnership concluded that its measurements for the assets acquired appropriately reflect consideration of all available information that existed as of the acquisition date. Therefore, the Partnership recorded a gain from bargain purchase of $8,358 in its consolidated statements of comprehensive income, in accordance with ASC Subtopic 805-30 “Business Combinations, Goodwill or Gain from Bargain Purchase, Including Consideration Transferred” as of the Cronus acquisition date.

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

Total revenues and net income of M/V Hyundai Platinum since its acquisition by the Partnership were $2,786 and $1,357 respectively and are included in the Partnership’s consolidated statements of comprehensive income for the year ended December 31, 2013.

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

The total purchase consideration of $65,000 was funded by $27,000 through a draw-down from the Partnership’s $350,000 credit facility (the “2008 credit facility”), by $36,279 representing part of the net proceeds from the issuance of 9,100,000 Partnership’s Class B Convertible Preferred Units in March 2013 and by $1,721 from the Partnership’s available cash.

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

The fair value allocated to each class of identifiable assets of Hercules and the gain from bargain purchase recorded as non operating income in the Partnership’s consolidated statements of comprehensive income for the year ended December 31, 2013 was calculated as follows:

As of March 20, 2013
Vessel	$54,000
Above market acquired time charter	$19,707
Identifiable assets	$73,707
Purchase price	(65,000)

Gain from bargain purchase	$8,707

After a subsequent review and reassessment of valuation methods and procedures of the $73,707 fair value amount for identifiable assets acquired, the Partnership concluded that its measurements for the assets acquired appropriately reflect consideration of all available information that existed as of the acquisition date. Therefore, the Partnership recorded a gain from bargain purchase of $8,707 in its consolidated statements of comprehensive income, in accordance with ASC Subtopic 805-30 “Business Combinations, Goodwill or Gain from Bargain Purchase, Including Consideration Transferred” as of the Hercules acquisition date.

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

Total revenues and net income of M/V Hyundai Premium since its acquisition by the Partnership were $7,181 and $3,567 respectively and are included in the Partnership’s consolidated statements of comprehensive income for the year ended December 31, 2013.

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

•	Pro Forma Financial Information—Continued

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

The total purchase consideration of $65,000 was funded by $27,000 through a draw-down from the Partnership’s 2008 credit facility, by $36,278 representing part of the net proceeds from the issuance of Partnership’s Class B Convertible Preferred Units in March 2013 and by $1,722 from the Partnership’s available cash.

•	Acquisition related costs

There were no costs incurred in relation to the acquisition of Iason.

•	Purchase price allocation

The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition.

The fair value allocated to each class of identifiable assets of Iason and the gain from bargain purchase recorded as non operating income in the Partnership’s consolidated statements of comprehensive income for the year ended December 31, 2013 was calculated as follows:

As of March 27, 2013
Vessel	$54,000
Above market acquired time charter	$19,768
Identifiable assets	$73,768
Purchase price	$(65,000)

Gain from bargain purchase	$8,768

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Acquisitions – Continued

e. Iason Container Carrier S.A. (M/V Hyundai Paramount) – Continued

•	Purchase price allocation—Continued

After a subsequent review and reassessment of valuation methods and procedures of the $73,768 fair value amount for identifiable assets acquired, the Partnership concluded that its measurements for the assets acquired appropriately reflect consideration of all available information that existed as of the acquisition date. Therefore, the Partnership recorded a gain from bargain purchase of $8,768 in its consolidated statements of comprehensive income, in accordance with ASC Subtopic 805-30 “Business Combinations, Goodwill or Gain from Bargain Purchase, Including Consideration Transferred” as of the Iason acquisition date.

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

Total revenues and net income of Hyundai Paramount since its acquisition by the Partnership were $6,732 and $3,220 respectively and included in the Partnership’s consolidated statements of comprehensive income for the year ended December 31, 2013.

•	Pro Forma Financial Information

There is no pro forma financial information available in relation to the acquisition of Iason as its vessel was under construction up to the date of her acquisition by the Partnership.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with Related Parties

The Partnership and its subsidiaries, have related party transactions with CMTC which is a related party unit holder. The Partnership and its subsidiaries have also related party transactions with the Manager, arising from certain terms of the following three different types of management agreements.

1.	Fixed fee management agreement: At the time of the completion of its Initial Public Offering (“IPO”), the Partnership entered into an agreement with its Manager, according to which the Manager provides the Partnership with certain commercial and technical management services for a fixed daily fee per managed vessel which covers the commercial and technical management services, the respective vessels’ operating costs such as crewing, repairs and maintenance, insurance, stores, spares, and lubricants as well as the cost of the first special survey or next scheduled dry-docking, of each vessel. In addition to the fixed daily fees payable under the management agreement, the Manager is entitled to supplementary compensation for additional fees and costs (as defined in the agreement) of any direct and indirect additional expenses it reasonably incurs in providing these services, which may vary from time to time. The Partnership also pays a fixed daily fee per bareboat chartered vessel in its fleet, mainly to cover compliance and commercial costs, which include those costs incurred by the Manager to remain in compliance with the oil majors’ requirements, including vetting requirements;

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

3.	Crude management agreement: On September 30, 2011, the Partnership completed the acquisition of Crude Carriers Corp. and its subsidiaries (“Crude”). Three of the five crude tanker vessels, that the Partnership acquired at the time of the completion of the merger with Crude, continue to be managed under a management agreement entered into in March 2010 with the Manager, whose initial term expires on December 31, 2020. Under the terms of this agreement the Partnership compensates the Manager for all of its expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating and administrative costs. The Partnership also pays its Manager the following fees:

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

The Manager has the right to terminate the Crude management agreement and, under certain circumstances, could receive substantial sums in connection with such termination. As of March 2015 this termination fee had been adjusted to $9,760.

All the above three agreements constitute the “Management Agreements”.

Under the terms of the fixed fee management agreement, the Manager charged the Partnership for additional fees and costs, relating to insurances deductibles, vetting, and repairs and spares that related to unforeseen events. For the years ended December 31, 2015, 2014 and 2013 such fees amounted to $489, $840 and $644, respectively. The 2013 charge includes the amount of $330 that reflects the claim proceeds the Partnership received for the M/T Aristofanis.

On April 4, 2007, the Partnership entered into an administrative services agreement with the Manager, pursuant to which the Manager will provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT, clerical, investor relations and other administrative services. Also the Partnership reimburses its general partner, Capital GP L.L.C. (the “CGP”) for all expenses which are necessary or appropriate for the conduct of the Partnership’s business. The Partnership reimburses the Manager and CGP for reasonable costs and expenses incurred in connection with the provision of these services after the Manager submits to the Partnership an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. These expenses are included in general and administrative expenses in the consolidated statements of comprehensive income.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with Related Parties – Continued

Balances and transactions with related parties consisted of the following:

Consolidated Balance Sheets	As of December 31, 2015	As of December 31, 2014
Assets:
Hire receivable (c)	$—	$55

Due from related parties	—	55
Advances for vessels under construction (f)	18,172	66,641

Total assets	$18,172	$66,696

Liabilities:
Manager – payments on behalf of the Partnership (a)	$21,264	$16,517
Management fee payable to CSM (b)	890	980

Due to related parties	$22,154	$17,497
Deferred revenue – current (e)	4,253	6,020

Total liabilities	$26,407	$23,517

	For the year ended December 31,
Consolidated Statements of Income	2015	2014	2013
Revenues (c)	$63,731	$72,870	$54,974
Voyage expenses	411	338	314
Vessel operating expenses	11,708	13,315	17,039
General and administrative expenses (d)	2,569	2,996	3,052

(a) Manager—Payments on Behalf of the Partnership: This line item includes the payments made by the Manager on behalf of the Partnership and its subsidiaries.

(b) Management fee payable to CSM: The amount outstanding as of December 31, 2015 and 2014 represents the management fee payable to CSM as a result of the Management Agreements the Partnership entered into with the Manager.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with Related Parties – Continued

(c) Revenues: The following table includes information regarding the charter agreements that were in place between the Partnership and CMTC and its subsidiaries during 2015 and 2014.

Vessel Name	Time Charter (TC) in years	Commencement of Charter	Termination or earliest expected redelivery	Gross (Net) Daily Hire Rate
M/T Agisilaos	1 TC	09/2013	09/2014	$14.3 ($14.1)
M/T Agisilaos	1 TC	09/2014	09/2015	$14.3 ($14.1)
M/T Agisilaos	1 TC	09/2015	08/2016	$14.5 ($14.3)
M/T Axios	1 TC	06/2013	07/2014	$14.8 ($14.6)
M/T Axios	1 TC	07/2014	06/2015	$14.8 ($14.6)
M/T Arionas	1 TC	11/2013	12/2014	$14.3 ($14.1)
M/T Arionas	1.2 TC	12/2014	01/2016	$15.0 ($14.8)
M/T Alkiviadis	1 TC	07/2013	09/2014	$14.3 ($14.1)
M/T Amore Mio II	1 TC	12/2013	04/2015	$17.0 ($16.8)
M/T Amore Mio II	1 to 1.2 TC	04/2015	09/2015	$27.0($26.7)
M/T Avax	1 TC	09/2014	06/2015	$14.8 ($14.6)
M/T Akeraios	1.5 TC	07/2013	03/2015	$15.0 ($14.8)
M/T Akeraios	2 TC	03/2015	02/2017	$15.6 ($15.4)
M/T Apostolos	1.2 to 1.5 TC	10/2013	04/2015	$14.9 ($14.7)
M/T Apostolos	2 TC	04/2015	01/2016	$15.6 ($15.4)
M/T Anemos I	1.2 to 1.5 TC	12/2013	06/2015	$14.9 ($14.7)
M/T Anemos I	1 TC	06/2015	01/2016	$17.3 ($17.0)
M/T Aristotelis	1.5 to 2 TC	12/2013	12/2015	$17.0 ($16.8)
M/T Aristotelis	1.1 to 1.3 TC	12/2015	01/2017	$19.0 ($18.8)
M/T Amoureux	1+1 TC	10/2011	01/2014	$20.0+$24.0 ($19.8+$23.7)
M/T Amoureux	1 TC	01/2014	04/2015	$24.0 ($23.7)
M/T Aias	1+1 TC	11/2011	12/2013	$20.0+$24.0 ($19.8+$23.7)
M/T Aias	1 TC	12/2013	02/2015	$24.0 ($23.7)
M/T Assos	1 TC	06/2014	04/2015	$14.8 ($14.6)
M/T Atrotos	1 TC	05/2014	05/2015	$14.8 ($14.6)
M/T Atrotos	1 TC	05/2015	12/2015	$15.3 ($15.1)
M/T Miltiadis M II	0.6 TC	09/2015	03/2016	$35.0 ($34.6)
M/T Active	2 TC	04/2015	06/2015	$17.0 ($16.8)
M/T Amadeus	2 TC	06/2015	05/2017	$17.0 ($16.8)

(d) General and administrative expenses: This line item mainly includes internal audit, investor relations and consultancy fees.

(e) Deferred Revenue: As of December 31, 2015 and 2014 the Partnership had received cash in advance for charterhire relating to revenue earned in a subsequent period from CMTC.

(f) Advances for vessels under construction: As of December 31, 2014 this line item includes the advances of $30,224 the Partnership paid to CMTC for the acquisition of the five vessels according to the Master Agreement and the fair value of $36,417 from the reset of the incentive distribution rights (the “IDRs”) (Notes 5, 12). As of December 31, 2015 this line item includes the remaining vessel’s advance of $7,921 the Partnership paid to CMTC and the fair value of $10,251 from the reset of the IDRs which was applicable to this vessel.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

5. Fixed assets

(a)	Advances for vessels under construction – related party

An analysis of advances for vessels under construction – related party is as follows:

Advances for vessels under construction – related party
Balance as at January 1, 2014	$—
Additions	66,641

Balance as at December 31, 2014	$66,641

Additions	—
Transfer to vessels	(48,469)

Balance as at December 31, 2015	$18,172

On July 24, 2014, the Partnership entered into a Master Agreement with CMTC to acquire five vessel owning companies that owned five under construction vessels (the “new buildings”) with attached time charters subject to the amendment of the partnership agreement to reset the target distributions to holders of the IDRs (Note 12). As the reset of the IDRs was a pre-condition for the acquisition of the vessels, the amount of $ 36,417, representing the difference between the fair value of $347,917 of the respective new buildings at the time of the approval of this transaction in August 2014 at the Partnership’s annual general meeting and the contractual cash consideration of $ 311,500, is considered to be the deemed equity contribution and thus the fair value of the reset of the IDRs. The fair value of the IDRs reset has been accounted for in Partner’s capital and is presented as “Excess between the fair value of the contracted vessels and the contractual cash consideration” in the consolidated statements of changes in partners’ capital and in “Advances for vessels under construction – related party” in the Partnership’s consolidated balance sheets as of December 31, 2014. The fair value of the new buildings amounting to $ 347,917 was based on the average of three valuations obtained from three independent shipbrokers.

Two of these five vessels are 50,000 dwt product carriers and the remaining three are 9,100 TEU post-panamax container carriers. Following the successful follow-on offering in September 2014 (Note 12), the Partnership made on September 10, 2014, an advance payment to CMTC of $30,224 in connection with the above acquisitions, and is presented as “Advances for vessels under construction – related party” in the Partnership’s consolidated balance sheets. According to the Master Agreement the Partnership has also the right of first refusal to acquire six additional new building product tanker vessels with expected delivery dates in 2016. In September 2015, CMTC extended the right of first refusal to another two newbuilding product tanker vessels, with expected delivery dates in 2017.

During 2015 the Partnership acquired from CMTC the shares of the four out of the five vessels owning companies. As a result as at December 31, 2015, the amount of $18,172 consisted of advances totaling $7,921 that the Partnership paid to CMTC for the acquisition of the remaining vessel owning company and the fair value from the reset of the IDRs of $10,251 which was applicable to this vessel, and is presented as “Advances for vessels under construction–related party” in the Partnership’s consolidated balance sheets as of December 31, 2015. This vessel is expected to be delivered in February 2016.

(b) Vessels, net

An analysis of vessels is as follows:

	Vessel Cost	Accumulated depreciation	Net book value
Balance as at January 1, 2014	$1,396,552	$(219,733)	$1,176,819
Acquisition and improvements	183	—	183
Depreciation for the period	—	(56,932)	(56,932)

Balance as at December 31, 2014	$1,396,735	$(276,665)	$1,120,070

Acquisitions and improvements	208,523	—	208,523
Transfer from Advances for vessels under construction – related party	48,469	—	48,469
Depreciation for the period	—	(61,577)	(61,577)

Balance as at December 31, 2015	$1,653,727	$(338,242)	$1,315,485

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

5. Fixed assets – Continued

(b) Vessels, net – Continued

All of the Partnership’s vessels as of December 31, 2015 have been provided as collateral to secure the Partnership’s credit facilities.

On March 31, June 10, June 30 and September 18, 2015, the Partnership acquired the shares of the vessel owning companies of the M/T Active, the M/V Akadimos (renamed to “CMA CGM Amazon”), the M/T Amadeus and M/V Adonis (renamed to “CMA CGM Uruguay”) for a total consideration of $230,000 which was funded by loan drawdowns of $115,000 from the Partnership’s 2013 credit facility and the remaining balance of $115,000 through the Partnership’s available cash. The Partnership accounted for the acquisition of the vessel owning companies of the M/T Active, the M/V Akadimos, M/T Amadeus and M/V Adonis as acquisition of assets based on the absence of processes attached to the inputs. Other than the new buildings and the attached time charters, no other inputs and no processes were acquired. The Partnership considered whether any value should be assigned to the attached charter party agreements acquired and concluded that the contracted daily charter rates approximated market rates on the transaction completion dates and therefore, the total consideration was allocated in total to vessel cost. Thus these vessels were recorded in the Partnership’s financial statements at their cost of $256,166. As of December 31, 2014 the Partnership had paid advances of $22,303 to CMTC for the acquisition of the shares of these vessel owning companies. The difference of $26,166 between the vessels’ cost of $256,166 and the total consideration of $230,000 was part of the excess of $36,417 that the Partnership had recorded in its financial statements in August 2014 upon the approval of the Master Agreement and the IDRs reset at the Partnership’s annual meeting.

During 2015, M/T Agisilaos, M/T Avax, M/T Akeraios, M/T Apostolos, M/V Archimidis and M/V Agamemnon underwent improvements during their scheduled special survey respectively. The costs of these improvements for these vessels amounted to $826 and were capitalized as part of the vessels’ cost.

During 2014, M/T Ayrton II and M/T Amore Mio II underwent improvements during their scheduled special survey, respectively. The costs of these improvements for both vessels amounted to $183 and were capitalized as part of the vessels’ cost.

6. Above market acquired charters

For the years ended December 31, 2015, 2014 and 2013 revenues included a reduction of $14,864, $16,000 and $13,594 as amortization of the above market acquired charters, respectively.

An analysis of above market acquired charters is as follows:

Above market acquired charters	M/V Cape Agamemnon	M/T Assos	M/V Agamemnon	M/V Archimidis	M/V Hyundai Premium	M/V Hyundai Paramount	M/V Hyundai Prestige	M/V Hyundai Privilege	M/V Hyundai Platinum	Total
Carrying amount as at January 1, 2014	$34,814	$612	$1,363	$1,432	$18,396	$18,528	$18,575	$18,816	$18,846	$131,382

Amortization	(5,357)	(612)	(863)	(796)	(1,668)	(1,670)	(1,693)	(1,672)	(1,669)	(16,000)
Carrying amount as at December 31, 2014	$29,457	$—	$500	$636	$16,728	$16,858	$16,882	$17,144	$17,177	$115,382
Amortization	(5,357)	—	(500)	(636)	(1,668)	(1,669)	(1,692)	(1,673)	(1,669)	(14,864)

Carrying amount as at December 31, 2015	$24,100	$—	$—	$—	$15,060	$15,189	$15,190	$15,471	$15,508	$100,518

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

6. Above market acquired charters – Continued

As of December 31, 2015 the remaining carrying amount of unamortized above market acquired time charters was $100,518 and will be amortized in future years as follows:

For the twelve month period ended December 31,	M/V Cape Agamemnon	M/V Hyundai Premium	M/V Hyundai Paramount	M/V Hyundai Prestige	M/V Hyundai Privilege	M/V Hyundai Platinum	Total
2016	$5,372	$1,668	$1,670	$1,697	$1,676	$1,674	$13,757
2017	5,357	1,668	1,670	1,693	1,672	1,669	13,729
2018	5,357	1,668	1,670	1,693	1,672	1,669	13,729
2019	5,357	1,668	1,670	1,693	1,672	1,669	13,729
2020	2,657	1,668	1,670	1,697	1,676	1,674	11,042
Thereafter	—	6,720	6,839	6,717	7,103	7,153	34,532

Total	$24,100	$15,060	$15,189	$15,190	$15,471	$15,508	$100,518

7. Long-Term Debt

Long-term debt consists of the following:

	Bank Loans	As of December 31, 2015	As of December 31, 2014	Margin
(i)	Issued in April, 2007 maturing in December, 2019 - $370,000 credit facility (the “2007 credit facility”)	$185,975	$250,850	3.00%
(ii)	Issued in March, 2008 maturing in December, 2019 - 2008 credit facility	$181,641	$233,065	3.00%
(iii)	Issued in June 2011 maturing in March 2018 - $25,000 credit facility (the “2011 credit facility”)	$14,000	$19,000	3.25%
(iv)	Issued in September 2013 maturing in December 2020 - 2013 credit facility	$190,000	$75,000	3.50%

	Total long-term debt	$571,616	$577,915
	Less: Deferred loan issuance costs	3,806	3,242

	Total long-term debt, net	$567,810	$574,673

	Less: Current portion of long-term debt	12,957	5,400
	Add: Current portion of deferred loan issuance costs	1,035	821

	Long-term debt, net	$555,888	$570,094

In April 2015, the Partnership entered into three amendments to its 2007, 2008 and 2011 credit facilities providing for:

•	the prepayments made on April 30, 2015, and funded by the proceeds of the April 2015 offering of common units (Note 12), of the scheduled four quarterly amortization payments in 2016 and the first quarter of 2017 in the respective aggregate amounts of $64,875, $46,024 and $5,000;

•	the deferral, following the prepayments, of any further scheduled amortization payments until November 2017 for the 2007 and 2008 credit facilities and until December 2017 for the 2011 credit facility;

•	an extension of the final maturity date to December 31, 2019 for the 2007 and 2008 credit facilities; and

•	an increase of the interest rate under the 2007 credit facility to 3.0% over LIBOR from 2.0% over LIBOR.

All other terms in our existing credit facilities remained unchanged.

During 2015, the Partnership had drawn down the amount of $115,000 from the Tranche B of the 2013 credit facility in order to partly finance the acquisition of the shares of the vessel owning companies of the M/T Active, the M/V Akadimos (renamed to “CMA CGM Amazon”), the M/T Amadeus and M/V Adonis (renamed to “CMA CGM Uruguay”), respectively (Note 5). As of December 31, 2015 the Partnership had undrawn long term borrowings of $35,000 under the tranche B of its 2013 credit facility.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

7. Long-Term Debt – Continued

The Partnership’s credit facilities contain customary ship finance covenants, including restrictions as to: changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of vessels, the ratio of EBITDA to Net Interest Expenses shall be no less than 2:1, minimum cash requirement of $500 per vessel, as well as the ratio of net Total Indebtedness to the aggregate Market Value of the total fleet shall not exceed 0.725:1. As of December 31, 2015 and 2014, restricted cash amounted to $17,000 and $15,000, respectively and is presented under other non-current assets. The credit facilities also contain the collateral maintenance requirement in which the aggregate average fair market value, of the collateral vessels shall be no less than 125% of the aggregate outstanding amount under these facilities. Also the vessel-owning companies may pay dividends or make distributions when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. As of December 31, 2015 and 2014 the Partnership was in compliance with all financial debt covenants.

The credit facilities have a general assignment of the earnings, insurances and requisition compensation of the respective vessel or vessels. Each also requires additional security, including: pledge and charge on current account; corporate guarantee from each of the thirty four vessel-owning companies, and mortgage interest insurance.

For the years ended December 31, 2015, 2014 and 2013, the Partnership recorded interest expense of $17,856, $16,480 and $14,982, which is included in “Interest expense and finance cost” in the consolidated statements of comprehensive income, respectively. As of December 31, 2015 and 2014 the weighted average interest rate of the Partnership’s loan facilities was 3.65% and 2.81% respectively.

The required annual loan payments to be made subsequent to December 31, 2015 are as follows:

	2007 Credit Facility (i)	2008 Credit Facility (ii)	2011 Credit Facility (iii)	2013 Credit Facility (iv)	Total
2016	$—	$—	$—	$12,957	$12,957
2017	12,975	9,205	1,000	12,957	36,137
2018	51,900	36,819	13,000	12,957	114,676
2019	121,100	135,617	—	12,957	269,674
2020	—	—	—	138,172	138,172

Total	$185,975	$181,641	$14,000	$190,000	$571,616

According to the retrospectively adoption of ASU 2015-03 (Note 2s) the fees paid to lenders for obtaining new loans or refinancing existing loans are presented in the balance sheet as a direct deduction from the carrying amount of that debt and amortized as “Interest expense and finance cost” over the term of the respective loan using the effective interest rate method.

8. Financial Instruments

The Partnership had entered into fourteen interest rate swap agreements in order to mitigate the exposure from interest rate fluctuations. During the year ended December 31, 2013, the Partnership’s remaining interest rate swap agreements expired. During the years ended December 31, 2015 and 2014, the Partnership did not enter into any interest rate swap agreement.

The table below shows the effective portion of the hedging relationship of the Partnership’s derivatives designated as hedging instruments recognized in Other Comprehensive Income (“OCI”), the realized losses from net interest rate settlements transferred from OCI into the Partnership’s consolidated statements of comprehensive income and the amounts recognized in the consolidated statements of comprehensive income arising from the hedging relationships not qualifying for hedge accounting for the year ended December 31, 2013, as for the years ended December 31, 2015 and 2014 there were no such transactions:

Derivatives designated in cash flow hedging relationships recognized in OCI (Effective Portion)	Change in Fair Value of Hedging instrument recognized in OCI (Effective Portion)			Location of Gain/(loss) Reclassified into consolidated statements of comprehensive /income (Effective Portion)	Amount of Loss Reclassified from OCI into consolidated statements of comprehensive income (Effective Portion)			Amount of Gain recorded in OCI (Effective Portion)			Location of Gain/(loss) Recognized in the consolidated statements of comprehensive /income (ineffective portion)	Amount of Gain/(Loss) recognized in the consolidated statements of comprehensive / income
	2015	2014	2013		2015	2014	2013	2015	2014	2013		2015	2014	2013
Interest rate swaps	—	—	(4)	Interest expense and finance cost	—	—	(466)	—	—	462		—	—	4

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

8. Financial Instruments – continued

The Partnership follows the accounting guidance for financial instruments that establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

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

The carrying value of cash and cash equivalents and restricted cash, which are considered Level 1 items as they represent liquid assets with short-term maturities, trade receivables, due from related parties, due to related parties, trade accounts payable and accrued liabilities approximates their fair value. The fair values of long-term variable rate bank loans approximate the recorded values, due to their variable interest being the LIBOR and due to the fact the lenders have the ability to pass on their funding cost to the Partnership under certain circumstances, which reflects their current assessed risk. We believe the terms of our loans are similar to those that could be procured as of December 31, 2015. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy. When the Partnership enters into interest swaps agreements the respective interest rate swaps are recorded at fair value on the consolidated balance sheet.

The fair value of the Partnership’s interest rate swaps was the estimated value of the swap agreements at the reporting date, taking into account current interest rates and the forward yield curve and the creditworthiness of the Partnership and its counterparties.

9. Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31,
	2015	2014
Accrued loan interest and loan fees	$1,226	$189
Accrued operating expenses	4,520	2,696
Accrued voyage expenses and commissions	1,188	2,159
Accrued general and administrative expenses	938	592

Total	$7,872	$5,636

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

10. Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses consist of the following:

	For the years ended December 31,
	2015	2014	2013
Voyage expenses:
Commissions	$4,421	$3,597	2,742
Bunkers	1,753	1,802	2,473
Port expenses	259	166	226
Other	457	680	649

Total	$6,890	$6,245	6,090

Vessel operating expenses:
Crew costs and related costs	$31,788	$28,945	21,154
Insurance expense	5,004	4,502	3,780
Spares, repairs, maintenance and other expenses	11,521	6,710	6,545
Stores and lubricants	7,790	6,535	5,022
Management fees (Note 4)	11,219	12,475	16,395
Vetting, insurances, spares and repairs (Note 4)	489	840	644
Other operating expenses	2,522	2,022	1,783

Total	$70,333	$62,029	55,323

11. Income Taxes

Under the laws of the Marshall Islands and Liberia, the country in which the vessel-owning subsidiaries were incorporated, these companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes in the country in which the vessels are registered and managed from, which have been included in vessel operating expenses in the accompanying consolidated statements of comprehensive income.

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

The jurisdictions where the Partnership’s vessel-owning subsidiaries are incorporated each grants an “equivalent exemption” to United States corporations with respect to each type of shipping income earned by the Partnership’s vessel-owning subsidiaries. Additionally, our units are only traded on the Nasdaq Global Market, which is considered to be established securities market. The Partnership has satisfied the Publicly-Traded Test for the years ended December 31, 2015, 2014 and 2013 and the ship-owning subsidiaries are exempt from United States federal income taxation with respect to U.S.-source shipping income.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

12. Partners’ Capital

General: The partnership agreement requires that within 45 days after the end of each quarter, beginning with the quarter ending June 30, 2007, all of the Partnership’s available cash will be distributed to unitholders.

Definition of Available Cash: Available Cash, for each fiscal quarter, consists of all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by our board of directors to:

•	provide for the proper conduct of the Partnership’s business (including reserves for future capital expenditures and for our anticipated credit needs);

•	comply with applicable law, any of the Partnership’s debt instruments, or other agreements; or

•	provide funds for distributions to the Partnership’s unitholders and to the general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreements and in all cases are used solely for working capital purposes or to pay distributions to partners.

General Partner Interest and Incentive Distribution Rights (“IDRs”): The general partner has a 2% interest in the Partnership as well as the incentive distribution rights. In accordance with Section 5.2(b) of the partnership agreement, upon the issuance of additional units by the Partnership, the general partner may elect to make a contribution to the Partnership to maintain its 2% interest.

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. The Partnership’s general partner as of December 31, 2015, 2014 and 2013 holds the incentive distribution rights.

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

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

12. Partners’ Capital – Continued

General Partner Interest and Incentive Distribution Rights (“IDRs”) – Continued

On August 21, 2014, the Fourth Amendment to the Second Amended and Restated Agreement of Limited Partnership of the Partnership was approved, by the Partnership’s annual general meeting, so as to revise the target distributions to holders of IDRs.

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

Following the annual general meeting, CMTC unilaterally notified the Partnership that it has decided to waive its rights to receive quarterly incentive distributions between $0.2425 and $0.25. This waiver effectively increases the First Threshold and the lower band of the Second Threshold (as referenced in the table above) from $0.2425 to $0.25.

Distributions of Available Cash From Operating Surplus: Our partnership agreement requires that we will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in the above table.

During 2012 and 2013 the Partnership issued in total 24,655,554 Class B Convertible Preferred Units to a group of investors including CMTC according to two separate Class B Convertible Preferred Unit Subscription Agreements (“the Agreements”) that the Partnership had entered with this group of investors in 2012 and 2013. The holders of the Class B Convertible Preferred Units have the right to convert all or a portion of such Class B Convertible Preferred Units at any time into Common Units at the conversion price of $9 per Class B Convertible Preferred Unit and a conversion rate of one Common Unit per one Class B Convertible Preferred Unit. The Conversion Ratio and the Conversion Price shall be adjusted upon the occurrence of certain events as described in the Agreements.

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

The holders of the outstanding Class B Convertible Preferred Units as of an applicable record date shall be entitled to receive, when, as and if authorized by the Partnership’s board of directors or any duly authorized committee, out of legally available funds for such purpose, (a) first, the minimum quarterly Class B Convertible Preferred Unit Distribution Rate on each Class B Convertible Preferred Unit and (b) second, any cumulative Class B Convertible Preferred Unit Arrearage then outstanding, prior to any other distributions made in respect of any other Partnership Interests pursuant to the Agreements in cash. The minimum quarterly Class B Convertible Preferred Unit Distribution Rate shall be payable quarterly which is generally expected to be February 10, May 10, August 10 and November 10, or, if any such date is not a business day, the next succeeding business day.

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

With respect to Class B Convertible Preferred Units that are converted into Common Units, the holder thereof shall not be entitled to a Class B Convertible Preferred Unit distribution and a Common Unit distribution with respect to the same period, but shall be entitled only to the distribution to be paid based upon the class of Units held as of the close of business on the record date for the distribution in respect of such period; provided, however, that the holder of a converted Class B Convertible Preferred Unit shall remain entitled to receive any accrued but unpaid distributions due with respect to such Unit on or as of the prior Class B Convertible Preferred Unit distribution payment date; and provided, further , that if the Partnership exercises the Partnership Mandatory Conversion Right to convert the Class B Convertible Preferred Units pursuant to this Agreements then the holders’ rights with respect to the distribution for the Quarter in which the Partnership Mandatory Conversion Notice is received is as set forth in these Agreements.

During 2015, 2014 and 2013 various holders of Class B Convertible Preferred Units including CMTC converted 1,240,404, 4,698,484 and 5,733,333 Class B Convertible Preferred Units into common units respectively. As a result in the Partnership’s Consolidated Statements of Changes in Partners’ Capital the Partnership’s Limited Partners-Preferred decreased by $10,642, $40,287 and $50,318 and Partnership’s Limited Partners-Common increased by $10,642, $40,287 and $50,318, respectively for the years ended December 31, 2015, 2014, and 2013. The convertion rate was one common unit per one class B convertible preferred unit.

During 2015, 2014 and 2013 CMTC converted 315,908, 358,624 and 349,700 common units into general partner units respectively, in order for CGP to maintain its 2% interest in the Partnership. As a result in the Partnership’s Consolidated Statements of Changes in Partners’ Capital the Partnership’s Limited Partners-Common decreased by $2,742, $3,696 and $3,060 and General Partner increased by $2,742, $3,696 and $3,060, respectively for the years ended December 31, 2015, 2014 and 2013.

In December 2015, the Partnership issued 850,000 common units under its Omnibus Incentive Compensation Plan (Note 13).

In April 2015, the Partnership completed successfully a follow-on equity offering of 14,555,000 common units, including 1,100,000 common units sold to CMTC and 1,755,000 common units representing the overallotment option at a net price of $9.53 per common unit, receiving proceeds of $133,327 after the deduction of the underwriters’ commissions. After the deduction of expenses relating to this equity offering, the net proceeds amounted to $132,588.

In December 2014 CMTC acquired 332,040 Partnership’s common units.

In September 2014, the Partnership completed successfully a follow-on equity offering of 17,250,000 common units, including 2,250,000 common units representing the overallotment option which was fully exercised, at a net price of $10.53 per common unit, receiving proceeds of $173,932 after the deduction of the underwriters’ commissions. After the deduction of expenses relating to this equity offering the net proceeds of this offering amounted to $173,504. The Partnership used an amount of $60,000 of the net proceeds to acquire common units from CMTC at a price per unit equal to the offering price (net of underwriting discount). The number of units acquired was equal to an aggregate of 5,950,610 common units which were cancelled immediately, in accordance with the terms of the offering. Furthermore, the Partnership used an additional amount of $30,224 of the net proceeds of the offering as an advance payment to CMTC in connection with the acquisition of the five new buildings as described in the Master Agreement (Note 5). The remaining balance of the net proceeds of the offering was used by the Partnership to partly finance the acquisition cost of $311,500, of the new buildings from CMTC and for general Partnership purposes.

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

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

12. Partners’ Capital – Continued

As of December 31, 2015 and 2014 our partners’ capital included the following units:

	As of December 31, 2015	As of December 31, 2014
Common units	120,409,456	104,079,960
General partner units	2,439,989	2,124,081
Preferred units	12,983,333	14,223,737

Total partnership units	135,832,778	120,427,778

13. Omnibus Incentive Compensation Plan

a. Partnership’s Omnibus Incentive Compensation Plan

On April 29, 2008, the board of directors approved the Partnership’s Plan according to which the Partnership may issue a limited number of awards, not to exceed 500,000 units. The Plan was amended on July 22, 2010 increasing the aggregate number of restricted units issuable under the Plan to 800,000 which was then increased to 1,650,000 common units on August 21, 2014, at the annual general meeting of the Partnership’s unit holders. The Plan is administered by the general partner as authorized by the board of directors. The persons eligible to receive awards under the Plan are officers, directors, and executive, managerial, administrative and professional employees of the Manager, or CMTC, or other eligible persons (collectively, “key persons”) as the general partner, in its sole discretion, shall select based upon such factors as it deems relevant. Members of the board of directors and officers of the general partner are considered to be employees of the Partnership (“Employees”) for the purposes of recognition of equity compensation expense, while employees of the Manager, CMTC and other eligible persons under the plan are not considered to be employees of the Partnership (“Non-Employees”). Awards may be made under the Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.

On December 23, 2015 the Partnership awarded 240,000 and 610,000 unvested units to Employees and Non-Employees, respectively. Awards granted to certain Employees and Non Employees will vest in three equal annual installments. The remaining awards will vest on December 31, 2018. As of December 31, 2015 the unvested units did not accrue any distributions.

All unvested units are conditional upon the grantee’s continued service as Employee and/or Non-Employee until the applicable vesting date.

The unvested units accrued distributions as declared and paid which are retained by the custodian of the Plan until the vesting date at which they were payable to the grantee. As unvested unit grantees accrued distributions on awards that are expected to vest, such distributions are charged to Partner’s capital.

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

The following table contains details of our plan:

	Employee equity compensation		Non-Employee equity compensation
Unvested Units	Units	Grant-date fair value	Units	Award-date fair value
Unvested on January 1, 2015	—	$—	—	$—
Granted	240,000	1,325	610,000	3,367

Unvested on December 31, 2015	240,000	$1,325	610,000	$3,367

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

13. Omnibus Incentive Compensation Plan – Continued

For the year ended December 31, 2015, 2014, and 2013 the equity compensation expense that has been charged in the consolidated statements of comprehensive income was $10, $0 and $1,216 for the Employee awards and $24, $0 and $2,312 for the Non-Employee awards, respectively. This expense has been included in general and administrative expenses in the consolidated statements of comprehensive income for each respective year.

As of December 31, 2015 the total compensation cost related to non vested awards is $4,658 and is expected to be recognized over a weighted average period of three years. The Partnership uses the straight-line method to recognize the cost of the awards.

14. Net Income Per Unit

The general partner’s and common unit holders’ interests in net income are calculated as if all net income for periods subsequent to April 4, 2007, were distributed according to the terms of the partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash (Note 12), which is a contractually-defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper resources for the Partnership’s business. Unlike available cash, net income is affected by non-cash items. The Partnership follows the guidance relating to the Application of the Two-Class Method and its application to Master Limited Partnerships which considers whether the incentive distributions of a master limited partnership represent a participating security when considered in the calculation of earnings per unit under the Two-Class Method.

This guidance also considers whether the partnership agreement contains any contractual limitations concerning distributions to the incentive distribution rights that would impact the amount of earnings to allocate to the incentive distribution rights for each reporting period.

Under the partnership agreement, the holder of the incentive distribution rights in the Partnership, which is currently CGP, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions (Note 12). The Partnership excluded the dilutive effect of the 12,983,333 and 14,223,737 Class B Convertible Preferred Units in calculating dilutive EPU as of December 31, 2015 and 2014, respectively as they were anti-dilutive. As of December 31, 2013 no Class B Convertible Preferred Units were excluded as they were dilutive.

As of December 31, 2015, the Partnership excluded the dilutive effect of 850,000 non-vested unit awards in calculating dilutive EPU for its common unitholders as they were anti-dilutive. As of December 31, 2014 and 2013 there were no non-vested units. The non-vested units are participating securities because they received distributions from the Partnership and these distributions do not have to be returned to the Partnership if the non-vested units are forfeited by the grantee.

Excluding the non-cash gain from bargain purchase for the year ended December 31, 2013, as it was not distributed to the Partnership’s unit holders, the Partnership’s net income for the years ended December 31, 2015, 2014 and 2013 did not exceed the First Target Distribution Level, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’s interest in net income.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

14. Net Income Per Unit – Continued

The two class method used to calculate EPU is as follows:

BASIC Numerators	2015	2014	2013
Partnership’s net income	$55,410	$44,012	$99,481
Less:
Preferred unit holders’ interest in Partnership’s net income	11,334	14,042	18,805
General Partner’s interest in Partnership’s net income	879	593	1,598
Partnership’s net income allocable to unvested units	8	—	678
Common unit holders’ interest in Partnership’s net income	$43,189	$29,377	$78,400
Denominators
Weighted average number of common units outstanding, basic	115,030,879	93,353,168	75,645,207
Net income per common unit:

Basic	$0.38	$0.31	$1.04

DILUTED Numerators	2015	2014	2013
Partnership’s net income	$55,410	$44,012	99,481
Less:
Preferred unit holders’ interest in Partnership’s net income	11,334	14,042	18,805
General Partner’s interest in Partnership’s net income	879	593	1,574
Partnership’s net income allocable to unvested units	8	—	678
Add:
Preferred unit holders’ interest in Partnership’s net income	—	—	18,805
Partnership’s net income allocable to unvested units	—	—	678
	$43,189	$29,377	97,907
Denominators
Weighted average number of common units outstanding, basic	115,030,879	93,353,168	75,645,207
Dilutive effect of preferred units	—	—	21,069,664
Dilutive effect of unvested shares	—	—	654,265
Weighted average number of common units outstanding, diluted	115,030,879	93,353,168	97,369,136
Net income per common unit:

Diluted	$0.38	$0.31	1.01

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

15. Gain on sale of claim

On November 14, 2012, Overseas Shipholding Group Inc (“OSG”) and certain of its subsidiaries made a voluntary filing for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Partnership had three IMO II/III Chemical/Product tankers (M/T Alexandros II, M/T Aristotelis II and M/T Aris II) or (the “Vessels”), all built in 2008 by STX Offshore & Shipbuilding Co. Ltd. with long term bareboat charters to subsidiaries of OSG (“Original Charter Contracts” or “Rejected Charters”).

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

Consequently, the Partnership had recorded the amount of $31,356 which represents the difference between the proceeds of $32,000 the Partnership received by Deutsche Bank and the maximum amount to be refunded to Deutsche Bank of $644, as “Gain on sale of claim” in its consolidated statement of comprehensive income. On February 19, 2014 the Partnership paid the amount of $644 to Deutsche Bank.

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

An estimated loss from a contingency should be accrued by a charge to expense and a liability recorded only if all of the following conditions are met:

•	Information available prior to the issuance of the financial statement indicates that it is probable that a liability has been incurred at the date of the financial statements.

•	The amount of the loss can be reasonably estimated.

(a)	Vessels Purchase Commitment

Pursuant to the Master Agreement, the Partnership has outstanding purchase commitment relating to the acquisition of the last out of the five new buildings of $73,579 that is payable in February 2016.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

16. Commitments and Contingencies – Continued

(b)	Lease Commitments: Future minimum charter hire receipts, excluding any profit share revenue that may arise, based on non-cancelable long-term time and bareboat charter contracts, as of December 31, 2015 were:

Year ended December 31,	Amount
2016	$213,385
2017	165,329
2018	123,761
2019	97,619
2020	75,599
Thereafter	221,123

Total	$896,816

17. Subsequent Events

(a)	Dividends: On January 20, 2016, the board of directors of the Partnership declared a cash distribution of $0.2385 per common unit for the fourth quarter of 2015. The fourth quarter common unit cash distribution was paid on February 12, 2016, to unit holders of record on February 5, 2016.

(b)	Dividends: On January 20, 2016, the board of directors of the Partnership declared a cash distribution of $0.21975 per Class B unit for the fourth quarter of 2015. The cash distribution was paid on February 10, 2016, to Class B unit holders of record on February 3, 2016.