Form 20-F
period 2016-12-31
Capital Product Partners L.P.
filed 2017-02-03
CIK 1392326

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

122,094,633 Common Units

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

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this Annual Report concerning our business, operations, cash flows, and financial position, including, among other things, the likelihood of our success in developing and expanding our business, include forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, financial condition and the markets in which we operate, and involve risks and uncertainties. In some cases, you can identify the forward-looking statements by the use of words such as “may”, “might”, “could”, “should”, “would”, “expect”, “plan”, “anticipate”, “likely”, “intend”, “forecast”, “believe”, “estimate”, “project”, “predict”, “propose”, “potential”, “continue”, “seek” or the negative of these terms or other comparable terminology. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this Annual Report in “Item 3.D: Risk Factors” below. These forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

•	expectations regarding our ability to make distributions on our common units and our Class B Convertible Preferred Units (the “Class B Units”), which rank senior to our common units and receive distributions prior to any distributions on our common units;

•	our ability to increase our distributions over time;

•	global economic outlook and growth;

•	shipping conditions and fundamentals, including the balance of supply and demand in the tanker, drybulk and container markets in which we operate, as well as trends and conditions in the newbuilding markets and scrapping of older vessels;

•	increases or decreases in domestic or worldwide oil consumption;

•	increases or decreases in seaborne transportation of containerized goods;

•	future supply of, and demand for, refined products and crude oil;

•	future refined product and crude oil prices and production;

•	our ability to operate in various new markets, including the tanker, drybulk and container carrier markets;

•	tanker, drybulk and container carrier industry trends, including charter rates and factors affecting the chartering of vessels;

•	our future financial condition or results of operations and our future revenues and expenses, including revenues from any profit sharing arrangements, and required levels of reserves;

•	future levels of operating surplus, reserves and levels of distributions, as well as our future cash distribution policy;

•	future charter hire rates and vessel values;

•	anticipated future acquisitions of vessels from Capital Maritime or from third parties, including any of the five remaining newbuild Samsung eco medium range product tankers for which we have a right of first refusal;

•	anticipated future chartering arrangements with Capital Maritime or third parties;

•	our ability to secure employment for our vessels that come off their current charters;

•	our ability to leverage to our advantage Capital Maritime’s relationships and reputation in the shipping industry;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	our current and future business and growth strategies and other plans and objectives for future operations;

•	our ability to access debt, credit and equity markets;

•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors;

•	our ability to refinance and/or repay our debt and/or achieve further postponement of any amortization of our debt if necessary under the current terms of our credit facilities;

•	interest rate developments in any of our funding currencies;

•	the ability of our customers to meet their obligations under the terms of our charter agreements, including the timely payment of the rates under the agreements;

•	the financial condition, viability and sustainability of our customers, including their ability to obtain liquidity and access the capital markets;

•	changes in interest rates and any interest rate hedging practices in which we may engage;

•	the debt amortization payments and repayment of debt and settling of interest rate swaps we may make, if any;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	our ability to maintain long-term relationships with major refined product importers and exporters, major crude oil companies and major commodity traders, operators and liner companies;

•	the ability of our Manager to qualify for short- and long-term charter business with major charterers, oil traders, commodity traders, drybulk operators and liner companies;

•	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term time charter;

•	our continued ability to enter into long-term, fixed-rate time charters with our charterers and to re-charter our vessels as their existing charters expire at attractive rates;

•	the changes to the regulatory requirements applicable to the shipping and oil transportation industry, including, without limitation, stricter requirements adopted by international organizations, such as the International Maritime Organization, a United Nations agency that issues international trade standards for shipping (the “IMO”) and the European Union, or by individual countries or charterers and actions taken by regulatory authorities and governing such areas as safety and environmental compliance;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, including with new environmental regulations and standards being introduced, as well as with standard regulations imposed by our charterers applicable to our business;

•	the impact of heightened regulations and the actions of regulators and other government authorities, including anti-corruption laws and regulations, as well as sanctions and other governmental actions;

•	our anticipated general and administrative expenses and our costs and expenses under the management agreements and the administrative services agreement with our Manager, and for reimbursement for fees and costs of Capital GP L.L.C., our general partner (the “General Partner”);

•	increases in costs and expenses, including but not limited to crew wages, insurance, provisions, port expenses, lubricating oil, bunkers, repairs, maintenance and general and administrative expenses;

•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;

•	the impact on operating expenses of the floating fee structure under which most of our vessels are managed;

•	potential increases in costs and expenses under our management agreements following expiration and/or renewal of such agreements in connection with certain of our vessels;

•	the impact of heightened environmental and quality concerns of insurance underwriters and charterers;

•	the anticipated taxation of our partnership and distributions to our common and Class B unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	expected demand in the shipping sectors in which we operate in general and the demand for our crude oil and product tankers, container and drybulk vessels in particular;

•	the expected lifespan and condition of our vessels;

•	the ability of our General Partner and Manager to employ and retain key employees;

•	our General Partner’s and Manager’s track records, and past and future performance, in safety, environmental and regulatory matters;

•	potential liability and costs due to environmental, safety and other incidents involving our vessels;

•	the effects of increasing emphasis on environmental and safety concerns by customers, governments and others, as well as changes in maritime regulations and standards;

•	expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•	the performance and expected cost savings of the vessels we have acquired or may acquire in the future from CMTC or from third parties and any new technologies incorporated into such vessels, at least some of which may be untested; and

•	future sales of our units in the public market.

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore, involve a number of risks and uncertainties, including those risks discussed in “Item 3.D: Risk Factors” below. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

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

We have derived the following selected historical financial data for the three years ended December 31, 2016, and as of December 31, 2016 and 2015, from our audited consolidated financial statements (the “Financial Statements”), appearing elsewhere in this Annual Report. The historical financial data presented for the years ended December 31, 2013 and 2012 and as of December 31, 2014, 2013 and 2012 have been derived from audited financial statements not included in this Annual Report and are provided for comparison purposes only. Our historical results are not necessarily indicative of the results that may be expected in the future. Different factors affect our results of operations, including among others, the number of vessels in our fleet, prevailing charter rates, management and administrative services fees, as well as financing arrangements we enter into. Consequently, the below table should be read together with, and is qualified in its entirety by reference to, the Financial Statements and the accompanying notes included elsewhere in this Annual Report. The below table should also be read together with “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Our Financial Statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) as described in Note 2 (Significant Accounting Policies) to the Financial Statements included herein. All numbers are in thousands of U.S. Dollars, except numbers of units and earnings per unit.

	Year ended December 31,
	2016	2015	2014	2013	2012
Income Statement Data:
Revenues	$205,594	$156,613	$119,907	$116,520	$84,012
Revenues – related party	36,026	63,731	72,870	54,974	69,938
Total revenues	241,620	220,344	192,777	171,494	153,950
Expenses:
Voyage expenses (1)	9,920	6,479	5,907	5,776	5,114
Voyage expenses—related party (1)	360	411	338	314	554
Vessel operating expenses (2)	66,637	58,625	48,714	38,284	22,126
Vessel operating expenses—related party (2)	10,866	11,708	13,315	17,039	23,634
General and administrative expenses	6,253	6,608	6,316	9,477	9,159
Loss / (gain) on sale of vessels to third parties	—	—	—	7,073	(1,296)
Vessel depreciation and amortization	71,897	62,707	57,476	52,208	48,235
Vessels’ impairment charge (4)	—	—	—	—	43,178
Total operating expenses	165,933	146,538	132,066	130,171	150,704
Operating income	75,687	73,806	60,711	41,323	3,246
Gain from bargain purchase	—	—	—	42,256	—
Gain on sale of claim	—	—	—	31,356	—
Interest expense and finance costs	(24,302)	(20,143)	(19,225)	(15,991)	(26,658)
Gain on interest rate swap agreement	—	—	—	4	1,448
Other income	1,104	1,747	2,526	533	775

	Year ended December 31,
	2016	2015	2014	2013	2012
Partnership’s net income / (loss)	$52,489	$55,410	$44,012	$99,481	$(21,189)
Class B unit holders’ interest in our net income	11,101	11,334	14,042	18,805	10,809
General partner’s interest in our net income / (loss)	818	879	593	1,598	(640)
Common unit holders’ interest in our net income / (loss)	40,570	43,197	29,377	79,078	(31,358)
Net income / (loss) allocable to limited partner per:
Common unit basic	0.34	0.38	0.31	1.04	(0.46)
Common unit diluted	0.34	0.38	0.31	1.01	(0.46)
Weighted–average units outstanding basic
Common units	119,803,329	115,030,879	93,353,168	75,645,207	68,256,072
Weighted–average units outstanding diluted
Common units	119,803,329	115,030,879	93,353,168	97,369,136	68,256,072
Balance Sheet Data (at end of the year):
Fixed assets(4)(9)(14)(15)	$1,367,731	$1,333,657	$1,186,711	$1,176,819	$959,550
Total assets(4)(9)(14)(15)	1,598,605	1,555,875	1,489,853	1,397,721	1,068,510
Total long-term liabilities(14)(15)	578,652	556,809	572,545	578,186	459,262
Total partners’ capital (3)(5)(6)(7)(8)(10)(11)(12)(13)(15)(16)	927,757	937,820	872,561	781,426	573,828
Number of units	137,517,955	135,832,778	120,427,778	109,128,388	86,343,388
Common units	122,094,633	120,409,456	104,079,960	88,440,710	69,372,077
Class B units	12,983,333	12,983,333	14,223,737	18,922,221	15,555,554
General Partner units	2,439,989	2,439,989	2,124,081	1,765,457	1,415,757
Dividends declared per common unit	$0.46	$0.94	$0.93	$0.93	$0.93
Dividends declared per class B unit	$0.86	$0.87	$0.86	$0.86	$0.48
Cash Flow Data:
Net cash provided by operating activities	155,086	134,209	125,277	129,576	84,798
Net cash (used in) / provided by investing activities	(91,782)	(209,937)	(30,327)	(335,346)	15,935
Net cash (used in) / provided by financing activities	(46,816)	1,719	5,277	226,191	(110,552)

(1)	Voyage expenses primarily consist of commissions, port expenses, canal dues and bunkers.
(2)	Vessel operating expenses consist of management fees payable to our Manager pursuant to the terms of our three separate management agreements and actual operating expenses such as crewing, repairs and maintenance, insurance, stores, spares, lubricants and other operating expenses incurred in respect of our vessels.
(3)	In May and June 2012, we issued a total of 15,555,554 Class B Units to a group of investors, including Capital Maritime, and received net proceeds of $136.4 million, which, together with $13.2 million from our available cash, were used to prepay bank debt of $149.6 million.
(4)	In December 2012, we acquired the companies owning the M/V Archimidis and the M/V Agamemnon from Capital Maritime, in exchange for our subsidiaries owning the M/T Alexander the Great and the M/T Achilleas, two Very Large Crude Carriers. As a consequence of this exchange, we recognized an impairment charge of $43.2 million, which was the result of the difference between the carrying and the fair market value of the M/T Alexander the Great and M/T Achilleas on the date of the exchange.

(5)	In March 2013, we issued a total of 9,100,000 Class B Units to a group of investors, including Capital Maritime, and received net proceeds of $72.6 million, which, together with a $54.0 million draw down under our existing $350.0 million credit facility entered into in 2008 (as amended, the “2008 credit facility”) and $3.4 million from available cash, were used to acquire from Capital Maritime the shares of two separate vessel-owning companies, each of which owns a 5,000 twenty foot equivalent (“TEU”) high specification container vessel, built in 2013, at a price of $65.0 million each.
(6)	In August 2013, we completed an equity offering of 13,685,000 common units, which included the full exercise of the underwriters’ overallotment option of 1,785,000 common units, receiving net proceeds of $119.8 million after deducting expenses related to the offering. The net proceeds, together with a $75.0 million draw down under our $225.0 million term loan facility entered into in 2013 (as amended, the “2013 credit facility”) and $0.2 million from available cash, were used to acquire from Capital Maritime three vessel-owning companies, each of which owned a 5,000 TEU high specification container vessel, built in 2013, at a price of $65.0 million each.
(7)	In August 2013, our sponsor converted 349,700 common units into general partner units and delivered such units to our General Partner in order for it to maintain its 2% interest in us. Currently our General Partner holds a 1.96% general partner interest in us.
(8)	During 2013, certain holders of our Class B Units converted an aggregate of 5,733,333 Class B Units into common units in accordance with the terms of the partnership agreement.
(9)	In November 2013, we sold the M/T Agamemnon II (51,238 dwt IMO II/III Chemical Product Tanker built 2008, STX Shipbuilding & Offshore, S. Korea) at a price of $33.5 million to unaffiliated third parties. In November 2013, we acquired an eco-type MR product tanker, the M/T Aristotelis (51,604 dwt IMO II/III Chemical Product Tanker built 2013, Hyundai Mipo Dockyard Ltd, S. Korea). The acquisition price of $38.0 million was funded from the sale proceeds of the M/T Agamemnon II and our available cash. The M/T Aristotelis replaced the M/T Agamemnon II as a security under our $370.0 million credit facility entered into in 2007 (as amended, the “2007 credit facility”).
(10)	In September 2014, we completed an equity offering of 17,250,000 common units, which included the full exercise of the underwriters’ overallotment option of 2,250,000 common units, receiving net proceeds of $173.5 million after deducting expenses related to the offering. The net proceeds were used to repurchase from Capital Maritime 5,950,610 common units at an aggregate price of $60.0 million and to cancel such common units. Furthermore, we used the amount of $30.2 million of the net proceeds of the offering as an advance payment to Capital Maritime in connection with the acquisition of five new vessels acquired from Capital Maritime, our sponsor, comprising three newbuild Daewoo 9,160 TEU eco-flex containerships (collectively, the “Dropdown Containerships”) and two newbuild Samsung eco-medium range product tankers (collectively, the “Dropdown Tankers” and, together with the Dropdown Containerships, the “Dropdown Vessels”), four of which were delivered between March and September 2015 and the fifth of which was delivered in February 2016. The total acquisition cost for these five vessels was $311.5 million. The remaining proceeds of the offering were used for general partnership purposes.
(11)	In 2015 and 2014, our sponsor converted 315,908 and 358,624 common units, respectively, into general partner units and delivered such units to our General Partner in order for it to maintain its 2% interest in us. Currently our General Partner holds 1.96% general partner interest in us.
(12)	During 2015 and 2014, various holders of our Class B Units, including Capital Maritime, converted an aggregate of 1,240,404 and 4,698,484 Class B Units into common units, respectively, in accordance with the terms of the partnership agreement.
(13)	In April 2015, we completed an equity offering of 14,555,000 common units, including 1,100,000 common units sold to Capital Maritime and 1,755,000 common units representing the overallotment option, at a net price of $9.53 per common unit, and received net proceeds before expenses of $133.3 million. The net proceeds were used to prepay the quarterly installments scheduled for 2016 and the first quarter of 2017 under our 2007, 2008 and 2011 credit facilities and to pay related fees and expenses and for general partnership purposes.
(14)	On March 31, June 10, June 30 and September 18, 2015, we acquired the shares of the companies owning four of the Dropdown Vessels, namely the M/T Active, the M/V Akadimos (renamed the “CMA CGM Amazon”), the M/T Amadeus and the M/V Adonis (renamed the “CMA CGM Uruguay”), for a total consideration of $230.0 million, which was funded by drawdowns under our 2013 credit facility for a total of $115.0 million and from cash on hand.
(15)	On February 26, 2016, we acquired from Capital Maritime the shares of the company owning the M/V Anaxagoras (renamed the ‘CMA CGM Magdalena’), the last of the five Dropdown Vessels. We funded the acquisition by drawing under our 2013 credit facility and using available cash. On October 24, 2016, we acquired from Capital Maritime the shares of the company owning the M/T Amor, an eco-type MR product tanker, for a total consideration of $16.9 million comprising , $16.0 million in cash and the issuance of 283,696 new common units to Capital Maritime, reflecting the fair value of M/T Amor of $31.6 million andthe fair value of the time charter attached to the vessel of $1.1 million, less the assumption of a $15.8 million term loan under a credit facility previously arranged by Capital Maritime with ING Bank N.V. (the “2015 credit facility”).
(16)	In September 2016, the Partnership entered into an equity distribution agreement with UBS Securities LLC (“UBS”) under which the Partnership may sell, from time to time through UBS, as its sales agent, new common units having an aggregate offering amount of up to $50.0 million (the “ATM offering”). During the period between the launch of the ATM offering and December 31, 2016, we issued an aggregate of 1.4 million new common units and received net proceeds of $4.5 million (before offering expenses).

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

RISKS RELATING TO THE TANKER INDUSTRY

Changes to global economic conditions and oil and oil product demand, prices and supply could result in decreased demand for our vessels and services, materially affect our ability to re-charter our vessels at favorable rates and have a material adverse effect on our business, financial position, results of operations, cash flow and ability to make cash distributions and service or refinance our debt.

Global economic growth is a significant driver in the demand for oil and, as a result, the demand for shipping. The past several years were marked by major economic slowdowns, which have had, and in part continue to have, a significant impact on the global economy and demand for oil. Global economic conditions remain fragile with significant uncertainty affecting recovery prospects and long-term economic growth. In particular, uncertainty surrounding recovery in Europe and the United States, and the recent economic slowdown in China and other emerging markets, have in the past affected and may continue to affect demand for product and crude tankers.

Furthermore, there is a general global trend towards energy efficient technologies and alternative sources of energy. In the long term, oil demand may be reduced by an increased reliance on alternative energy sources or a drive for increased efficiency in the use of oil, as a result of environmental concerns or high oil prices, which has the potential to significantly decrease demand for oil and shipping.

We expect emerging markets, which historically have had more volatile economies, to be a key driver in future oil demand and a slowdown in these economies, such as recently in China, could severely affect global demand for oil and may result in protracted, reduced consumption of oil products and a decreased demand for our vessels and lower charter rates.

If global economic conditions deteriorate further or oil prices increase and, as a result, demand for oil and oil products contracts or increases more slowly, we may not be able to operate our vessels profitably or employ our vessels at favorable charter rates as they come up for re-chartering. Furthermore, the market value of our vessels may decline as a result of such events, which may cause us to recognize losses upon disposition of the vessels or record impairments and affect our ability to comply with our loan covenants.

In addition, reduced global supply of oil due to coordinated action, such as the production cuts recently agreed by OPEC members and other oil producing nations, or other circumstances may adversely affect demand for the transportation of crude oil and oil tankers.

A deterioration of the current economic conditions or changes in oil demand and supply and the product and crude tanker markets would have a material adverse effect on our business, financial position, results of operations, cash flow and ability to make cash distributions and service or refinance our debt.

Charter rates for tanker vessels are highly volatile and may decrease in the future, which may adversely affect our earnings and our ability to make cash distributions, as we may not be able to re-charter our vessels or we may not be able to re-charter them at competitive rates.

The shipping industry is cyclical. As a result, charter hire rates and vessel values have historically been volatile. We are particularly exposed to fluctuations in the product and crude tanker markets as the majority of our vessels are tankers. Therefore, as our charters expire, we may only be able to re-charter our tankers at reduced or unprofitable rates, or we may not be able to re-charter our tankers at all.

The demand for period charters may remain stagnant or decrease. Even if we secure employment for our tankers under period charters, our charterers may go bankrupt, fail to perform their obligations under the charter agreements, delay payments or suspend payments altogether, terminate the charter agreements prior to the agreed-upon expiration date or attempt to renegotiate the terms of the charters.

Depending on market conditions, we may be forced to deploy our tankers in the spot market, which is cyclical and highly volatile. In the past, there have been periods during which spot rates have declined below the operating cost of tankers. If we deploy our tankers in the spot markets, we may be unable to obtain profitable spot charters or minimize the time spent waiting for charters or traveling to pick up cargo. Furthermore, as charter rates for spot charters are fixed for a single voyage of up to several weeks, we may experience delays in realizing the benefits from increases in spot charter rates.

The factors affecting supply and demand for product and crude tankers are outside our control and the nature, timing, direction and degree of changes in industry conditions are difficult to predict with confidence. Some of the factors that may affect charter hire rates and the market value of tankers include the following:

•	the supply for oil and oil products, which is influenced by, among other things, international economic activity, geographic changes in oil production, processing and consumption, oil price levels, inventory policies of the major oil and oil trading companies, competition from alternative sources of energy and strategic inventory policies of countries such as the United States, China and India;

•	the demand for oil and oil products;

•	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive or energy conservation measures;

•	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	regional availability of refining capacity;

•	prevailing economic conditions in the market in which the tanker trades;

•	availability of credit to charterers and traders in order to finance expenses associated with the relevant trades;

•	regulatory change;

•	increases in the supply of vessel capacity; and

•	the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

If we have to re-charter our tankers when charter hire rates are low or are unable to re-charter our tankers, our business, financial condition, results of operations, cash flow and ability to make distributions and service or refinance our debt could be adversely affected.

The market values of tanker vessels are highly volatile and may decrease further in the future which may cause us to recognize losses if we sell our tankers or record impairments and affect our ability to comply with our loan covenants and refinance our debt.

The market value of tankers is influenced, among other factors, by the prevailing charter market, replacement costs, the residual value of the vessels, expectations with regard to asset prices, availability of tankers for sale, as well as the ability of buyers to access financing and capital. If we sell a vessel at a time when its market value has fallen, the sale price may be less than the vessel’s carrying amount, resulting in a loss. In addition, we may be required to record an impairment charge as a result of a decrease in the future charter rates or market values of our vessels. A decline in the market value of our vessels could also lead to a default under our credit facilities, affect our ability to refinance our existing credit facilities and limit our ability to obtain additional financing and service or refinance our debt. If any of these circumstances were to happen, our business, financial condition, results of operation, cash flow and ability to make distributions may be materially and adversely affected.

An oversupply of tanker vessels or an expansion of the capacity of newly built tankers may lead to reductions in charter hire rates, vessel values and profitability.

The supply of tankers is affected by a number of factors, such as demand for energy resources and primarily oil and petroleum products, level of charter hire rates, asset and newbuilding prices, availability of financing, as well as overall economic growth in parts of the world economy, including Asia, and has been increasing as a result of the delivery of substantial newbuilding orders over the last few years. Newly built tankers were delivered in significant numbers starting at the beginning of 2006 through 2016. In addition, as of December 31, 2016, the newbuilding order book was estimated to equal approximately 13.7% of the existing world tanker fleet and may increase further in proportion to the existing fleet. Furthermore, if newly built tankers have more capacity than the tankers being scrapped or lost, tanker capacity overall will expand. If the supply of tankers or their capacity increases over time but demand for tanker vessels does not grow correspondingly, charter rates and vessel values will materially decline. If that happens, as our charters expire, we may only be able to re-charter our vessels at reduced or unprofitable rates, or we may not be able to charter our vessels at all. A reduction in charter rates and the value of our vessels may have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

Over the last five years, a number of vessel owners have ordered and taken delivery of so-called “eco-type” vessel designs, which offer substantial bunker savings as compared to older designs. Increased demand for and supply of “eco-type” vessels could reduce demand for certain of our vessels that are not classified as such and expose us to lower vessel utilization and/or decreased charter rates.

We estimate that a significant proportion of newbuilding orders are based on new vessel designs, which purport to offer material bunker savings compared to older designs, such as a significant proportion of our tanker vessels. See “Item 4.B: Business Overview—Our Fleet.” New vessel designs could result in a substantial reduction of bunker cost for charterers. As the supply of “eco-type” tankers expands, if charterers prefer those vessels over our tankers that are not classified as such, this may reduce demand for our non-“eco-type” tankers, impair our ability to re-charter such tankers at competitive rates or at all and have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

RISKS RELATED TO THE DRYBULK INDUSTRY

We are exposed to various risks in the international drybulk shipping industry, which is cyclical and volatile.

Since our acquisition of the M/V Cape Agamemnon from Capital Maritime in June 2011, we have been subject to the various risks affecting the drybulk shipping industry, which is cyclical with attendant volatility in charter rates, vessel values and profitability, with wide disparities across different classes of drybulk carriers.

After reaching historical highs in mid-2008, charter hire rates for capesize drybulk carriers, such as the M/V Cape Agamemnon, have been declining and are currently close to historically low levels. The M/V Cape Agamemnon is currently deployed on a period time charter. In the future, we may be forced to re-charter the M/V Cape Agamemnon pursuant to short-term time charters, and may be exposed to changes in the spot market and short-term charter rates for capesize drybulk carriers, all of which may affect our earnings and the value of the M/V Cape Agamemnon.

The factors affecting supply and demand for drybulk vessels are outside our control and the nature, timing, direction and degree of changes in industry conditions are difficult to predict with confidence. Some of the factors that may influence demand for drybulk carriers include the following:

•	supply and demand for drybulk products;

•	economic growth in China and other developing economies;

•	changes in global production of products transported by drybulk vessels;

•	seaborne and other transportation patterns, including the distances over which drybulk cargoes are transported and changes in such patterns and distances;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

Some of the factors that may influence the supply of vessel capacity for drybulk carriers include the following:

•	the number of deliveries of newly built vessels, which among other factors depend upon the ability of shipyards to meet contracted delivery dates and the ability of purchasers to finance such new acquisitions;

•	the scrapping rate of older vessels;

•	the number of vessels that are in or out of service, including as a result of vessel casualties;

•	changes in environmental and other regulations and standards that may limit the profitability, operations or useful lives of vessels; and

•	port and canal congestion and closures.

We currently anticipate that the future demand for the M/V Cape Agamemnon following completion of its charter and, in turn, drybulk charter rates, will be dependent, among other things, upon the rate of economic growth in the global economy, including the world’s developing economies, such as China, India, Brazil and Russia, seasonal and regional changes in demand, changes in the capacity of the global drybulk vessel fleet and the sources and supply of drybulk cargo to be transported by sea. A decline in demand for commodities transported in drybulk vessels or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our business, financial condition, results of operations, cash flow and ability to make cash distributions and service or repay our debt.

The market values of dry bulk vessels have declined and may further decline, which may cause us to recognize a loss if we sell the Cape Agamemnon or record impairments and affect our ability to comply with our loan covenants and refinance our debt.

The market values of dry bulk vessels have generally experienced high volatility and have recently declined significantly. The market value of dry bulk vessels may continue to fluctuate depending on a number of factors, including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry

•	types, sizes and ages of vessels;

•	supply of and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations;

•	the need to upgrade vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise; and

•	competition from other shipping companies and other modes of transportation

If the market value of the Cape Agamemnon deteriorates significantly, we may be required to record an impairment charge in our financial statements. Furthermore, if the current charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continuing to incur costs to maintain the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a reasonable price however could result in a loss. A further decline in the market value of the Cape Agamemnon could also lead to a default under our credit facilities, affect our ability to refinance our existing credit facilities and limit our ability to obtain additional financing and service or refinance our debt. If any of these circumstances were to happen, our business, financial condition, results of operation, cash flow and ability to make distributions may be adversely affected.

The M/V Cape Agamemnon is currently chartered at rates that are at a substantial premium to the spot and period markets. The loss of this charter could result in a significant loss of expected future revenues and cash flows.

The M/V Cape Agamemnon is currently under a ten-year time charter to Cosco Bulk Carrier Co. Ltd. (“Cosco”), a member of the China Ocean Shipping (Group) Company (“COSCO Group”) and one of the largest drybulk charterers globally. The charter commenced in July 2010 and was amended in November 2011. The earliest expiry date under the charter is June 2020. Since the charter was amended in November 2011, the gross charter rate is a flat rate of $42,200 per day.

We currently maintain insurance to protect us against the loss of income that would result from Cosco’s failure or refusal to pay hires under the time charter agreement. Under our revenue protection insurance, our insurer has agreed to pay us a maximum amount of $25,000 per day for each day of loss, defined as the difference between the hire contractually payable under the charter and the replacement hire earned or that could be earned by us during the policy period expiring on July 30, 2020. Replacement hires are defined as the greater of the actual hires earned during the policy period and the average hire rate that the M/V Cape Agamemnon is capable of earning, as determined by three independent shipbrokers. The revenue protection insurance is renewed annually and there is no guarantee that we will be able to renew this insurance.

COSCO Group has faced financial difficulties. Its listed affiliate China Cosco Holdings announced record high net losses of Rmb7.2bn ($1.1bn) for the first six months of 2016, compared with a loss of Rmb1.9bn in the same period last year. We could lose this charterer or the benefits of the charter if, among other things:

•	the charterer is unable or unwilling to perform its obligations under the charter, including the payment of the agreed rates in a timely manner;

•	the charterer continues to face financial difficulties forcing it to declare bankruptcy, to restructure its operations or to default under the charter;

•	the charterer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the charterer seeks to re-negotiate the terms of the charter agreement due to prevailing economic and market conditions or due to continued poor performance by the charterer;

•	the charterer exercises certain rights to terminate the charter;

•	the charterer terminates the charter because we fail to comply with the terms of the charter, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter;

•	a prolonged force majeure event affecting the charterer, including war or political unrest, prevents us from performing services for that charterer; or

•	the charterer terminates the charter because we fail to comply with the safety and regulatory criteria of the charterer or the rules and regulations of various maritime organizations and bodies.

In the event we lose the benefit of the charter with Cosco prior to its expiration date, we would have to re-charter the vessel at the then prevailing charter rates. If that were to happen and insurance cover were to be unavailable or insurance payout were to be insufficient to cover our loss for any reason, this could materially and adversely affect our business, financial condition, results of operations, cash flow and our ability to make distributions and service or refinance our debt.

A negative change in the economic conditions in Asia, especially in China, Japan or India, including as a result of slowdowns in the United States or Europe, could reduce drybulk trade and demand, which would affect charter rates and have a material adverse effect on our business, financial condition, results of operations, cash flow and ability to make cash distribution and service or refinance our debt.

A significant number of the port calls made by Capesize bulk carriers involve the loading or discharging of raw materials in ports in Asia, particularly China, Japan and India. In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main force driving demand for drybulk vessels. If economic growth declines in China, Japan, India and other countries in Asia, we may face decreases in drybulk trade and demand. For example, the recent slowdown of the Chinese economy has adversely affected demand for capesize bulk carriers. As a result, spot and period rates, as well as asset values, are currently at historically low levels. Moreover, slowdowns in the United States or the economies of the European Union, as have occurred recently, may adversely affect economic growth in China, Japan, India and other Asian countries. A negative change in economic conditions in any Asian country, particularly China, Japan or India, could reduce demand for capesize bulk carriers and, as a result, charter rates and affect our ability to re-charter the M/V Cape Agamemnon at a profitable rate or at all and have a material adverse effect on our business, financial position, results of operations, cash flow and ability to make cash distribution and service or refinance our debt.

An oversupply of drybulk vessel capacity may lead to reductions in charter rates and profitability.

The market supply of drybulk vessels has been increasing, and the number of drybulk vessels on order as of December 2016 was estimated by market sources to be approximately 10.8% of the then-existing global drybulk fleet in dwt terms, with deliveries expected mainly during the next 24 months, although available data with regard to cancellations of existing newbuild orders or delays in newbuild deliveries are not always accurate or may not be readily available.

Despite increased demolition of older drybulk vessels between 2011 and 2016, the drybulk fleet continues to grow. An oversupply of drybulk vessel capacity will likely result in protracted weakness in drybulk charter hire rates. Upon the expiration of the current charter period in June 2020, if we cannot enter into a new period time charter for the M/V Cape Agamemnon on acceptable terms, we may have to secure charters in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter the vessel at all.

The international drybulk shipping industry is highly competitive, and with only one drybulk vessel in our fleet, we may not be able to compete successfully for charters with established companies with greater resources. As a result, we may not be able to successfully operate the vessel.

We employ the M/V Cape Agamemnon in the highly competitive drybulk market, which is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of which have substantially larger fleets of drybulk vessels or greater resources than we currently have or will have in the future. Competition for the transportation of drybulk cargo by sea is intense and depends on price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel. In this highly fragmented market, companies operating larger fleets, as well as competitors with greater resources, may be able to offer lower charter rates than ours, which could have a material adverse effect on our ability to charter out the M/V Cape Agamemnon and, accordingly, its profitability.

The operation of drybulk vessels has certain unique operational risks, and failure to adequately maintain the M/V Cape Agamemnon could have a material adverse effect on our business, financial condition, results of operations, cash flow and ability to make distributions and service or refinance our debt.

With a drybulk vessel, the cargo itself and its interaction with the vessel may create operational risks. By their nature, drybulk cargoes are often heavy, dense and easily shifted, and they may react badly to water exposure. In addition, drybulk vessels are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach while at sea. Breaches of a drybulk vessel’s hull may lead to the flooding of the vessel’s holds. If a drybulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we or Capital Maritime, as manager, do not adequately maintain the M/V Cape Agamemnon, we may be unable to prevent these events. The occurrence of any of these events could have a material adverse effect on our business, financial condition, results of operations, cash flow and ability to make distributions and service or refinance our debt.

RISKS RELATED TO THE CONTAINER CARRIER INDUSTRY

We are exposed to various risks in the ocean-going container shipping industry, which is cyclical and volatile in terms of charter rates and profitability.

Since December 2012, we have acquired ten container vessels from Capital Maritime and have become subject to the risks affecting the container shipping industry. We had limited experience in the container shipping market prior to 2012.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates and profitability and demand for our vessels depends on a range of factors, including demand for the shipment of cargoes in containers. Containership charter rates peaked in 2005 but have declined sharply since then and have remained at or close to historical lows throughout 2016, as the impact of the slowdowns in the European and Chinese economies continue to affect international trade, including exports from China to Europe and the United States.

Since the second half of 2011, liner companies have experienced a substantial downturn in container shipping activity, resulting in depressed average freight rates, which has caused financial distress at a number of liner companies, including our charterers, and could further impact them. In a number of instances, charterers have not performed under, or have requested modifications of, existing time charters.

Containership charter rates depend upon a range of factors, including changes in the supply and demand for ship capacity and changes in the supply and demand for major products transported by containerships. Demand for containerships and profitability of the container business have been affected negatively by a large order book of new containership vessels, including “ultra large container vessels”. Since the second half of 2015, a slowdown in demand in certain key container trade routes, including the Asia to Europe route, at a time of increased vessel supply has resulted in an increase of the idle container fleet to 7.5% as of the end of 2016.

Furthermore, the decline in the containership market has adversely affected the value of container vessels, which follow the trends of freight rates and containership charter rates, and resulted in a less active secondhand market for the sale of vessels.

The factors affecting the supply and demand for products shipped in containers and for containerships are outside our control and the nature, timing, direction and degree of changes in industry conditions are difficult to predict with confidence. Some of the factors that influence demand for containerships include:

•	supply and demand, including consumer demand, for products suitable for shipping in containers;

•	changes in global production of products transported by containerships;

•	seaborne and other transportation patterns, including the distances over which container cargoes are transported and changes in such patterns and distances;

•	the globalization of manufacturing;

•	developments in the market for exports of containerized goods from emerging markets, including China;

•	global and regional economic and political conditions;

•	developments in international trade;

•	trends in the market for imports of raw materials to emerging markets, such as India and China;

•	the relocation of regional and global manufacturing facilities from Asian and emerging markets to developed economies in Europe and the United States;

•	environmental and other regulatory developments;

•	currency exchange rates;

•	weather; and

•	cost of bunkers.

Some of the factors that influence the supply of containerships include the following:

•	the number of newbuilding orders and deliveries;

•	the extent of newbuilding vessel deferrals;

•	the scrapping rate of containerships;

•	newbuilding prices and containership owner access to capital to finance the construction of newbuildings;

•	charter rates and the price of steel and other raw materials;

•	changes in environmental and other regulations and standards that may limit the profitability, operations or useful life of containerships;

•	the number of containerships that are slow-steaming or extra slow-steaming to conserve fuel;

•	the number of containerships that are off-charter;

•	port and canal congestion and closures; and

•	demand for fleet renewal.

If the charter market is depressed when time charters for our containerships expire, we may be forced to re-charter our containerships at reduced or even unprofitable rates, or we may not be able to re-charter them at all, which may reduce or eliminate our earnings or make our earnings volatile and materially and adversely affect our business, financial condition, results of operations, cash flow and ability to make cash distributions and service or refinance our debt.

An oversupply of containership capacity may prolong or further depress current charter rates and adversely affect our ability to re-charter our existing containerships at profitable rates or at all.

From 2005 through the first quarter of 2010, the size of the containership order-book was at historically high levels. Although the container order-book declined compared to previous years, as at the end of 2016, the order-book was still at almost 16% of the existing fleet. Deliveries of vessels ordered will significantly increase the size of the container fleet over the next two to three years. Additionally, a substantial number of container vessels are currently idle and the potential reactivation of the idle fleet may result in a prolonged period of lower charter rates or in a reduction of charter rates.

An oversupply of newbuilding vessels and/or re-chartered or idle containership capacity entering the market, combined with any further decline in the demand for containerships, may further depress charter rates and may decrease our ability to re-charter our containerships other than for reduced rates or unprofitable rates or to re-charter our containerships at all, which may materially and adversely affect our business, financial condition, results of operations, cash flow and ability to make cash distributions and service or refinance our debt.

A number of vessel owners have ordered and taken delivery of so-called “eco-type” vessel designs, which offer substantial bunker savings, higher container intake as compared to older designs and comply with the latest regulatory and charterers’ requirements. Increased demand for and supply of “eco-type” vessels could reduce demand for our vessels that are not classified as such and expose us to lower vessel utilization and/or decreased charter rates.

The majority of new orders of container vessels are based on new vessel designs, which purport to offer material bunker savings compared to older designs and higher container intakes. Such savings could result in a substantial reduction of bunker cost for charterers on a per unit basis. In addition, older designs may require additional capital expenditure in order to comply with regulatory and charterers’ requirements, such as the installation of Alternative Maritime Power or other equipment and/or modifications. As the supply of “eco-type” vessels increases, if charterers prefer such vessels over our vessels that are not classified as such, this may reduce demand for our non-“eco-type” vessels, impair our ability to re-charter such vessels at competitive rates or to re-charter such vessels at all, and have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt. See “Item 4.B: Business Overview—Our Fleet” for more information about the vessels in our fleet.

If our container carrier vessel charterers do not fulfill their obligations to us, or if they are unable to honor their obligations, our business, financial condition, results of operations, cash flow and ability to make cash distributions and service or refinance our debt may be adversely affected.

Our ten container carrier vessels are currently under charters with Hyundai Merchant Marine Co. Ltd. (“HMM”), CMA CGM Group (“CMA CGM”) and Pacific International Lines (PTE) Ltd Singapore (“PIL”). We currently only have short term charters at market rates with PIL.

Many liner companies, including our charterers, are highly leveraged. In recent years, a combination of factors, including, among other things, unavailability of credit, volatility in financial markets, overcapacity, competitive pressure, declines in world trade and depressed freight rates, have severely affected the financial condition of liner companies and their ability to make charter payments, which has resulted in a material increase in the credit and counterparty risks to which we are exposed and our ability to re-charter our vessels at competitive rates.

Furthermore, the surplus of containerships available at lower charter rates and lack of demand for our charterers’ liner services could negatively impact our charterers’ willingness to perform their obligations under our time charters, that provide for charter rates above current market rates.

HMM, the charterer of five of our container vessels, completed a financial restructuring in July 2016. Our subsidiaries owning vessels under charter with HMM agreed a reduction of the charter rate payable under their respective charters by 20% to $23,480 per day (from a gross daily rate of $29,350) for a three and a half year period starting in July 2016 and ending in December 2019 (the “Charter Reduction Period”). The charter restructuring agreement entered into with HMM provides that at the end of the Charter Reduction Period, the charter rate under the respective charter parties will be restored to the original gross daily rate of $29,350 until the expiry of each charter in 2024 and 2025. There can however be no assurance that the financial restructuring of HMM will prove sufficient to ensure the financial viability of HMM, which still has a high level of indebtedness, and continued charter payments to us.

CMA-CGM, the charterer of three of our container vessels, is also under financial stress, in part following its acquisition of Neptune Orient Lines Limited (NOL). CMA-CGM reported a $476.3 million net loss for the nine-month period ended September 30, 2016.

If one of our charterers defaults on our time charters for any reason, we may be unable to redeploy the vessel previously employed by such charterer on similarly favorable or on competitive terms or at all. Also, we will incur expenses to maintain and insure the vessel but will not receive any revenue if such a vessel remains idle before being re-chartered. A variety of factors, including containership overcapacity and the expected increase in the world containership fleet over the next few years, may make it difficult for us to secure substitute employment, and any new charter arrangements may be at significantly lower rates.

A failure of our charterers to comply with the terms of their respective charters, and our inability to replace such charters at minimum charter rates and maintain minimum financial ratios may result in an event of default under our credit facilities. The loss of our charterers or a decline in payments under our time charters could have a material adverse effect on our business, financial condition, results of operations, cash flow and our ability to make cash distributions and service or refinance our debt.

Many of our container vessels are under time charters at rates that are at a substantial premium to the spot and period markets, and our charterers’ failure to perform under our time charters could result in a significant loss of expected future revenues and cash flows.

Our five container vessels that are chartered to HMM are each currently employed under 12-year time charters. Following HMM’s financial restructuring that was completed in July 2016, the charter rate payable under the respective charter parties was reduced to $23,480 per day (from a gross daily rate of $29,350) from July 2016 to December 2019. Our container vessels that are chartered to CMA CGM are each employed under time charters for a minimum of five years, at a gross charter rate of $39,250 per day, all of which were entered into in December 2013.

Given that the rates we charge under these time charters are significantly higher than the current spot and period rates, failure to perform by any of these charterers could result in a significant loss of revenues, which may materially and adversely affect our business, financial condition, results of operation, cash flows and our ability to maintain cash distributions and service or refinance our debt. We could lose these charterers or the benefits of the charters if, among other things:

•	the charterer is unable or unwilling to perform its obligations under the charters, including the payment of the agreed rates in a timely manner;

•	the charterer continues to face financial difficulties forcing it to declare bankruptcy, further restructure its operations or default under the charters;

•	the charterer fails to make charter payments because of its financial inability or its inability to trade our and other vessels profitably or due to the occurrence of losses due to the weaker charter markets;

•	the charterer fails to make charter payments due to distress, disagreements with us or otherwise;

•	the charterer seeks to renegotiate the terms of the charter agreements due to prevailing economic and market conditions or due to its continued poor performance;

•	the charterer exercises certain rights to terminate the charters;

•	the charterer terminates the charters because we fail to comply with the terms of the charters, the vessels are lost or damaged beyond repair, there are serious deficiencies in the vessels or prolonged periods of off-hire, or we default under the charters;

•	a prolonged force majeure event affecting the charterer, including war or political unrest, prevents us from performing services for that customer; or

•	the charterer terminates the charters because we fail to comply with the safety and regulatory criteria of the charterer or the rules and regulations of various maritime organizations and bodies.

In the event we lose the benefit of the charters with HMM or CMA CGM prior to their respective expiration date, we would have to re-charter the vessels at the then prevailing charter rates. In such event, we may not be able to obtain competitive or profitable rates for these vessels or we may not be able to re-charter these vessels at all and our business, financial condition, results of operation, cash flow and ability to make distribution and service or refinance our debt may be materially and adversely affected.

A decrease in the level of export of goods, in particular from Asia, or an increase in trade protectionism globally, including from the United States, could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

Our operations expose us to the risk that increased trade protectionism from the United States or other nations adversely affect our business. Governments may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Trade protectionism in the markets that our charterers serve may cause an increase in the cost of exported goods, the length of time required to deliver goods and the risks associated with exporting goods and, as a result, a decline in the volume of exported goods and demand for shipping.

The new U.S. president was elected on a platform promoting trade protectionism. The results of the presidential election have thus created significant uncertainty about the future relationship between the United States and China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. On January 23, 2017, the U.S. President signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade and, in particular, trade between the United States and other countries, including China.

Our containerships are deployed on routes involving containerized trade in and out of emerging markets, and our charterers’ container shipping and business revenue may be derived from the shipment of goods from Asia to various overseas export markets, including the United States and Europe. Any reduction in or hindrance to the output of Asia-based exporters could have a material adverse effect on the growth rate of Asia’s exports and on our charterers’ business.

Furthermore, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and containing capital outflows. These policies may have the effect of reducing the supply of goods available for exports and the level of international trading and may, in turn, result in a decrease in demand for container shipping. In addition, reforms in China for a gradual shift to a “market economy” including with respect to the prices of certain commodities, are unprecedented or experimental and may be subject to revision, change or abolition and if these reforms are reversed or amended, the level of imports to and exports from China could be adversely affected.

Any new or increased trade barriers or restrictions on trade would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. Such adverse developments could in turn have a material adverse effect on our business, financial condition, results of operations, cash flow and our ability to make cash distributions and service or refinance our debt.

Containership values have been volatile over the last five years and have decreased markedly during 2016. Containership values may decrease further and over time may fluctuate substantially, which may cause us to recognize losses if we sell our container vessels or record impairments and affect our ability to comply with our loan covenants or refinance our debt.

Containership values can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in the markets in which containerships operate;

•	reduced demand for containerships, including as a result of a substantial or extended decline in world trade;

•	increases in the supply of containership capacity;

•	prevailing charter rates and the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment;

•	changes in applicable environmental or other regulations or standards, or otherwise.

•	prevailing newbuilding prices for similar vessels;

•	prevailing demolition prices for similar vessels;

•	availability of capital for investment in containerships including ship finance and public equity; and

•	supply of containerships in the market for sale including mass disposals of containerships controlled by financing institutions

In addition, fire sales of vessels by some of our competitors or other fleet-owners that may be in distress from time to time could, among other consequences, drive down vessel values. Hanjin Shipping, the world’s seventh largest container shipper, recently filed for bankruptcy and a liquidation of its assets could have a negative impact on the value of our vessels.

If the market values of our vessels deteriorate further, we may be required to record an impairment charge in our financial statements. Furthermore, if a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, we may seek to dispose of it. Our inability to dispose of one or more of the containerships at a reasonable price however could result in a loss. A further decline in the market value of our vessels could also lead to a default under our credit facilities, affect our ability to refinance our existing credit facilities and limit our ability to obtain additional financing and service or refinance our debt. If any of these circumstances were to happen, our business, financial condition, results of operation, cash flow and ability to make distributions may be materially and adversely affected.

Our growth and our ability to re-charter our containerships depend on, among other things, our ability to expand relationships with existing charterers and develop relationships with new charterers, for which we will face substantial competition.

The process of obtaining new long-term time charters on containerships is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months.

Containership charters are awarded based upon a variety of factors related to the vessel owner, including, among other things:

•	shipping industry relationships and reputation for customer service and safety;

•	container shipping experience and quality of vessel operations, including cost effectiveness;

•	quality and experience of seafaring crew;

•	the ability to finance containerships at competitive rates and the vessel owner’s financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new vessel according to customer specifications;

•	willingness to accept operational risks under the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

Competition for providing containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent charter owners and indirect competition from state-sponsored and other major entities with their own fleets. Some of our competitors have significantly greater financial resources than we do and can operate larger fleets and may be able to offer better charter rates. An increasing number of marine transportation companies have entered the containership sector, including many with strong reputations and extensive resources and experience in the marine transportation industry. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing charterers or to develop relationships with new charterers on a profitable basis, if at all, which could harm our business, financial condition, results of operations, cash flow and ability to make cash distributions and to service or refinance our debt.

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

We may not be able to grow or to effectively manage our growth.

Our future growth will depend upon a number of factors, some of which we cannot control. These factors include, among other things, our ability to:

•	capitalize on opportunities in the crude and product tanker, dry bulk and container markets by fixing period charters for our vessels at attractive rates;

•	obtain required financing for existing and new operations, including refinancing of indebtedness, and access to capital markets, including equity and debt capital markets;

•	identify businesses engaged in managing, operating or owning vessels for acquisitions or joint ventures;

•	identify vessels and/or shipping companies for acquisitions;

•	integrate any acquired businesses or vessels successfully with existing operations;

•	hire, train and retain qualified personnel to manage, maintain and operate our business and fleet;

•	identify additional new markets;

•	improve operating and financial systems and controls;

•	complete accretive transactions in the future; and

•	maintain our commercial and technical management agreements with Capital Maritime or other competent managers.

Our ability to grow is in part dependent on our ability to expand our fleet through acquisitions of suitable vessels. We may not be able to acquire newly built or secondhand vessels on favorable terms, which could impede our growth and negatively impact our financial condition and ability to pay cash distributions. We may not be able to contract for newbuildings or locate suitable vessels or negotiate acceptable construction or purchase contracts with shipyards and owners, or obtain financing for such acquisitions on economically acceptable terms, or at all. See also “—Risks Related to Financing Activities—We rely on the master limited partnership (“MLP”) structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt.”

The failure to effectively identify, purchase, develop, employ and integrate any vessels or businesses could negatively affect our competitiveness which in turn could adversely affect our business, financial condition, results of operations, cash flow and our ability to make cash distributions and service or refinance our debt.

The fees and expenses we pay to Capital Ship Management, a subsidiary of Capital Maritime, for services provided to us are substantial, fluctuate, cannot be easily predicted and may reduce our cash available for distribution to our unitholders.

We have entered into three separate technical and commercial management agreements with Capital Ship Management, our Manager, for the management of our fleet. These include a fixed fee management agreement, a floating fee management agreement and, with respect to the vessels acquired as part of the merger with Crude Carriers, the Crude Carriers management agreement. Each vessel in our fleet is managed under the terms of one of these three agreements. Please read “Item 4B: Business Overview—Our Management Agreements” for information on the main terms of our three management agreements.

Expenses incurred to manage our fleet depend upon a variety of factors, many of which are beyond our or our Manager’s control. Some of these costs, primarily relating to crewing, insurance and enhanced security measures, have increased in the past and may continue to increase in the future. Rises in any of these costs, to the extent charged to us, will reduce our earnings, cash flows and the amount of cash available for distribution to our unitholders.

Furthermore, we expect that as the fixed fee management agreement expires for the five remaining vessels to which it currently applies or as we acquire new vessels, these vessels will be managed under floating fee management agreements on terms similar to those currently in place. The level of our operating costs is likely to be more volatile under floating fee arrangements than under fixed fee arrangements. In particular, any increase in the costs and expenses associated with the provision of our Manager’s services, by reason, for example, of the condition and age of our vessels, costs of crews for our time chartered vessels and insurance, will be borne by us.

The payment of fees to Capital Ship Management and compensation for expenses and liabilities incurred on our behalf, as well as the costs associated with future drydockings and/or intermediate surveys on our vessels, which can be significant, may adversely affect our business, financial condition, results of operations, cash flow and our ability to make cash distributions and service or refinance our debt.

We cannot assure you that we will pay any distributions on our units.

Our board of directors determines our cash distribution policy and the level of our cash distributions. Generally, our board of directors seeks to maintain a balance between the level of reserves it takes to protect our financial position and liquidity against the desirability of maintaining distributions on our limited partnership interests. We intend to review our distributions from time to time in the light of a range of factors, including our ability to obtain required financing and access financial markets, the repayment or refinancing of our external debt, the level of our capital expenditures, our ability to pursue accretive transactions, our financial condition, results of operations, prospects and applicable provisions of Marshall Islands law.

Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay, or set aside for payment, full distributions on our Class B Units. As of December 31, 2016, there were 12,983,333 Class B Units issued and outstanding. The minimum quarterly distribution on our Class B Units is $0.21375 per unit, which is equal to $0.86 per unit per year, until May 22, 2022 and will thereafter increase if the Class B Units are still outstanding. Among other consequences, if we fail to pay the minimum Class B Unit distribution for six or more quarters, the holders of the Class B Units will have the right to appoint a director to our board of directors and, if such arrearages exist after March 1, 2018, to replace the directors appointed by our General Partner, in each case by the affirmative vote of the holders of a majority of the Class B Units.

We may not have sufficient cash available each quarter to pay a minimum quarterly distribution on our common units following the payment of fees and expenses, the establishment by our board of directors of cash reserves, and the declaration of the minimum quarterly distribution on our Class B Units. In April 2016, in the face of severely depressed trading prices for master limited partnerships, including us, a significant increase in our cost of capital and potential loss of revenue, our board of directors took the decision to protect our liquidity position by creating a capital reserve and setting distributions on our common units at a level that our board of directors believed to be sustainable and consistent with the proper conduct of our business. We have paid significantly less than the minimum quarterly distribution on our common units since the first quarter of 2016. The minimum quarterly distribution is a target set in our limited partnership agreement. There is no requirement that we make a distribution in this amount.

Our distribution policy from time to time will depend on, among other things, shipping market developments and the charter rates we are able to negotiate when we re-charter our vessels, our cash earnings, financial condition and cash requirements, and could be affected by a variety of factors, including increased or unanticipated expenses, the loss of a vessel, required capital expenditures, reserves established by our board of directors, refinancing or repayment of indebtedness, additional borrowings, compliance with our loan covenants, our anticipated future cost of capital, access to financing and equity and debt capital markets, including for the purposes of refinancing or repaying existing indebtedness, and asset valuations. Our distribution policy may be changed at any time, and from time to time, by our board of directors.

Our ability to make cash distributions is also limited under Marshall Islands law. A Marshall Islands limited partnership cannot make a cash distribution to a partner to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the limited partnership (other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specified property of the limited partnership) exceed the fair value of its assets. For purposes of this test, the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds such liability.

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. As a result, we may not make cash distributions in certain periods even if we were to record a positive net income in those periods. Conversely, we may make cash distributions during periods when we record losses.

In the light of the factors described above and elsewhere in this annual report, there can be no assurance that we will pay any distributions on our units.

Our common units are equity securities and are subordinated to our existing and future indebtedness and our Class B Units.

Our common units are equity interests and do not constitute indebtedness. Our common units rank junior to all indebtedness and other non-equity claims on us with respect to the assets available to satisfy claims, including a liquidation of the Partnership. Additionally, holders of our common units are subject to the prior distribution and liquidation rights of any holders of the Class B Units and any other preferred units we may issue in the future. Therefore, we are prohibited from making distributions on our common units under our partnership agreement until all accrued and unpaid distributions are paid on the Class B Units.

Our board of directors is authorized to issue additional classes or series of preferred units without the approval or consent of the holders of our common units. In addition, holders of the Class B Units have the right to convert all or a portion of their Class B Units at any time into common units. As of December 31, 2016, there were 12,983,333 Class B Units issued and outstanding.

Any reduction in the amount of distributions made on our common units could materially and adversely affect the market price of the common units.

Since 2011, our board of directors has elected not to deduct cash reserves for estimated replacement capital expenditures from our operating surplus. If this practice continues, our asset base and the income generating capacity of our fleet may be significantly affected.

Our partnership agreement provides that our board of directors shall deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures, including estimated maintenance capital expenditures. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by our board of directors, provided that any change must be approved by our conflicts committee.

Replacement capital expenditures are made in order to maintain our asset base and the income generating capacity of our fleet. We have in the past incurred substantial replacement capital expenditures. Replacement capital expenditures may vary over time as a result of a range of factors, including changes in:

•	the value of the vessels in our fleet;

•	the cost of our labor and materials;

•	the cost and replacement life of suitable replacement vessels;

•	customer/market requirements;

•	the age of the vessels in our fleet;

•	charter rates in the market; and

•	governmental regulations, industry and maritime self-regulatory organization standards relating to safety, security or the environment.

Since 2011, our board of directors has elected not to deduct any cash reserves for estimated replacement capital expenditures from our operating surplus. We account for maintenance capital expenditures required to maintain the operating capacity of our vessels, including any amortization of drydocking costs associated with scheduled drydockings, as part of our operating costs, which are reflected in our operating income.

As a result of this practice, we have become significantly more reliant on our ability to obtain required financing and access the financial markets to fund our replacement capital expenditures from time to time. If this practice continues and external funding is not available to us for any reason, our ability to acquire new vessels or replace a vessel in our fleet to maintain our asset base and our income generating capacity may be significantly impaired, which would negatively affect our business, financial condition, results of operations, cash flow and ability to make cash distributions and service or refinance our debt.

As our vessels come up for their scheduled drydockings the number of off-hire days of our fleet will increase and we will incur expenses related to the drydockings and as a result our cash available for distribution to our unitholders may decrease.

Once one of our vessels is drydocked, it is automatically considered to be off-hire for the duration of the special or intermediate survey and associated drydocking, which means that for such period of time that vessel will not be earning any revenues. In 2016, five of our vessels were drydocked with a total of 135 off-hire days. None of our vessels are scheduled to drydock in 2017.

During the drydocking of our vessels, we may incur or may be obligated to reimburse our manager for certain costs, including, among other things, the installation of the ballast water treatment system for vessels, the levels of which are not possible to predict. Consequently, as scheduled drydockings for our vessels approach, the number of off-hire days of our fleet and operating expenses increase, which may materially affect our cash available for distribution to our unitholders. In addition, we may decide to put any of our vessels into drydock before the scheduled drydocking date in anticipation of regulatory changes, opportunities in the charter market or if we deem that, due to the position of the vessel, it will be less costly to put the vessel into drydock at the time.

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

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss that could negatively impact our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

Arrests of our vessels by maritime claimants could cause a significant loss of earnings for the related off-hire period.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In certain cases, maritime claimants may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages of its manager. In many jurisdictions, a maritime lienholder may enforce its lien by “arresting” or “attaching” a vessel through foreclosure proceedings. In addition, in jurisdictions where the “sister ship” theory of liability applies, a claimant may arrest the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hire period, which could adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

The government of a vessel’s registry could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions and service or refinance our debt.

Acts of piracy on ocean-going vessels have continued and could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia and the Red Sea. Although the frequency of sea piracy worldwide has decreased in the Indian Ocean and the Gulf of Aden in recent years it has, for example, shown an increase in West Africa (Gulf of Guinea).

If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones or Joint War Committee “war and strikes” listed areas, premiums payable for insurance coverage for our vessels could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred due to the deployment of onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. We may not be adequately insured to cover aspects of loss from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to make cash distributions, as well as result in increased costs and decreased cash flows to our customers impairing their ability to make payments to us under our charters.

Increases in fuel prices could adversely affect our profits.

When our vessels are trading on period charters, our charterers are responsible for the cost of fuel in the form of bunkers. However if we trade our vessels in the spot market or they are off-hire or during the vessels’ drydocking, we are responsible for the cost of bunkers consumed, which can be a significant vessel expense. Spot charter arrangements generally provide that the vessel owner, or pool operator where relevant, bear the cost of fuel. Because we do not intend to hedge our fuel costs, an increase in the price of fuel beyond our expectations may adversely affect our profitability, cash flows and ability to pay cash distributions. The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments, supply and demand for oil and gas, actions by members of the Organization of the Petroleum Exporting Countries (also known as OPEC) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Changes in the actual price of fuel at the time the charter is to be performed could result in the charter being performed at a significantly greater cost than originally anticipated and may result in losses or diminished profits.

In addition, the IMO confirmed in October 2016 that a global 0.5% sulphur cap on marine fuels will come into force on January 1, 2020, as agreed in amendments adopted in 2008 for Annex VI to the International Convention for the Prevention of Pollution from ships (“MARPOL”). Annex VI sets progressively stricter regulations to control sulphur oxides (SOx) and nitrous oxides (NOx) emissions from ships, which present both environmental and health risks. The 0.5% sulphur cap marks a significant reduction from the current global sulphur cap of 3.5%, which came into effect on January 1, 2012. When the 2020 sulphur cap was decided upon in 2008, it was also agreed that a review should be undertaken by 2018 to assess whether there was sufficient compliant fuel available to meet the 2020 effective date, failing which, the effective date could be deferred to 2025. That review was completed in July 2016 by a consortium of consultants led by CE Delft, and submitted to the IMO’s Marine Environment Protection Committee (MEPC) during their 70th session. The review concluded that sufficient compliant fuel would be available to meet the new requirement. However, there have been competing studies, that hold the opposing view that refining capacity will not be sufficient in 2020, with an estimated 60-70% additional sulphur plant capacity required by 2020. There have also been questions as to how the sulphur cap will be enforced, as it is up to individual parties to MARPOL to enforce fines and sanctions. A potential shortage of low sulphur marine fuels could drive prices upwards, which could adversely affect our profit margins, if our vessels are being chartered on the spot market or are off hire or the profit margins of our charterers.

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Determining a vessel’s efficiency includes considering its speed and fuel economy, while flexibility considerations include the ability to enter harbors, utilize related docking facilities and pass through canals and straits. A vessel’s physical life is related to the original design and construction, maintenance and the impact of the stress of its operations. If new ship designs currently promoted by shipyards as being more fuel efficient perform as promoted, or if new vessels are built in the future that are more efficient, or flexible, have increased capacity, or have longer physical lives than our current vessels, competition from these more technologically advanced vessels could adversely affect our ability to re-charter our vessels, the amount of charter-hire payments that we receive for our vessels once their current charters expire and the resale value of our vessels. This could adversely affect our ability to service our debt or make cash distributions.

Matters Related to Investigations of Greek Professional Football (Soccer).

Our former Chairman and the founder and current chairman of Capital Maritime, Evangelos M. Marinakis, has been the principal owner of Olympiacos, a Greek professional football team, since January 2011 and has served as President of Olympiacos since December 2010. Mr. Marinakis was also President of the Superleague Greece in which Olympiacos participates and Vice-President of the Hellenic Football Federation between August 2010 and September 2011. Mr. Marinakis has informed us that, since 2011, Greek authorities have investigated allegations of match-fixing and other improprieties related to professional football in Greece. Various individuals, including Mr. Marinakis, were identified as subjects of these investigations. In June 2015, the judge in charge of the investigations provisionally ordered that Mr. Marinakis report periodically to a police station, deposit €200,000 as security and refrain from football-related activities pending determination of the charges. Mr. Marinakis has advised us that he has cooperated with the investigations and has denied any wrongdoing.

In September 2016, the public prosecutor recommended to the judicial council of the Court of Appeals that some of the charges that were the subject of the investigations, including in relation to the alleged operation of a criminal network, be referred to trial, that other charges be dismissed and that the judicial council of the Court of Appeals place Mr. Marinakis in provisional custody (which, if approved by the judicial council, would be subject to legal challenge) on the ground that Mr. Marinakis allegedly breached the previous order restraining him from further football-related activities. The judicial council of the Court of Appeals has responsibility for determining whether to refer the charges for trial or to withdraw them and for approving or rejecting the public prosecutor’s recommendation to place Mr. Marinakis in provisional custody. Capital Maritime has advised us that it is unable to assess what, if any, reputational or other harm Capital Maritime and we may suffer as a result of these proceedings. For more information on the risks arising from our relationship with Capital Maritime, see “Item 3.D—Risk Factors—Risk inherent in our operations—we depend on Capital Maritime and its affiliates to assist us in operating and expanding our business. If Capital Maritime is materially adversely affected by market fluctuations, and risks or suffers material damage to its reputation, its ability to comply with the terms of its charters with us or provide us with the necessary level of services to support and expand our business may be negatively affected.”

The vessels that we have recently acquired or may acquire in the future, from Capital Maritime or third parties, may not meet our design or cost savings expectations.

In 2016 and 2015 we acquired six vessels from our sponsor Capital Maritime, comprising three newbuild Daewoo eco-flex containerships, two newbuild Samsung eco medium range product tankers and one additional Samsung eco medium range product tanker. These vessels incorporate many technological and design features, such as new hull and propulsion designs, energy saving devices, de-rated electronic engines and other equipment not previously tested on our other vessels. Certain of these vessels were also constructed at shipyards and by vessel construction firms with which we have not previously worked. While we expect that vessels with such features will generate increased cost savings and, in turn, increase demand for our charters, there is no assurance that they will do so. For example, if the current trend of decreased costs for oil and bunkers were to continue, it could substantially reduce the cost savings these vessels are expected to deliver to our charterers. If they do not generate the cost reduction benefits that we anticipate, competition from vessels without these features, but with lower charter rates, could adversely affect the amount of charter hire payments we receive for the vessels and, in turn, our return on investment on such vessels. As a result, our business, financial condition, results of operations, cash flows, and ability to make distributions and service or refinance our debt could be adversely affected.

RISKS RELATING TO FINANCING ACTIVITIES

We are reliant on our ability to obtain required financing and access the financial markets. Therefore, we may be harmed by any limitation in the availability of external funding, as a result of a contraction or volatility in bank debt or financial markets or for any other reason. If we are unable to obtain required financing or access the capital markets, we may be unable to grow or maintain our asset base, pursue other potential growth opportunities or refinance our existing indebtedness.

We are reliant on our ability to obtain required financing and access the financial markets to operate and grow our business.

However, asset impairments, financial stress, enforcement actions and credit rating pressures experienced in recent years by financial institutions, in particular in the wake of the 2008 financial crisis, combined with a general decline in the willingness of financial institutions to extend credit to the shipping industry due to depressed shipping rates and the deterioration of asset values that have led to losses in many banks’ shipping portfolios, as well as changes in overall banking regulations (including, for example, Basel III) have severely constrained the availability of credit supply for shipping companies such as us. For example, following heavy losses in its shipping portfolio and at the EU Commission’s behest, one of our main lenders, HSH Nordbank AG, has initiated a process to be privatized by the end of February 2018.

In addition, our ability to obtain financing or access capital markets to issue debt or equity securities may be limited by (i) our financial condition at the time of any such financing or issuance, (ii) adverse market conditions affecting the shipping industry, including weaker demand for, or increased supply of, product tankers, drybulk and container vessels, whether as a result of general economic conditions or the financial condition of charterers and operators of vessels, (iii) weaknesses in the financial markets, (iv) restrictions imposed by our credit facilities, such as collateral maintenance requirements, which could limit our ability to incur additional secured financing and (v) other contingencies and uncertainties, which may be beyond our control. Continued access to external financing and the capital markets is not assured.

As a result, our ability to obtain financing to fund capital expenditures, acquire new vessels or refinance our existing indebtedness, is and may continue to be limited. If we are unable to obtain additional financing or issue further equity or debt securities, our ability to fund current and future obligations may be impaired. In addition, restrictions in the availability of credit supply may result in higher interest costs, which would reduce our available cash for distributions. Any failure to obtain funds for necessary future capital expenditures, to grow our asset base or to refinance our existing indebtedness on terms that are commercially acceptable could have a material adverse impact on our business, financial condition, results of operations, cash flow and our ability to make cash distributions and service or refinance our debt, and could cause the market price of our common units to decline.

We rely on the master limited partnership (“MLP”) structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt. The recent drop in energy prices has, among other factors, caused increased volatility and contributed to a dislocation in pricing for MLPs.

The fall in energy prices and, in particular, the price of oil, among other factors, has contributed to increased volatility in the pricing of MLPs and the energy debt markets, as a number of MLPs and other energy companies may be adversely affected by a lower energy prices environment. A number of MLPs, including certain maritime MLPs and us, have reduced or eliminated their distributions to unitholders.

We rely on our ability to obtain financing and to raise capital in the equity and debt markets to fund our capital replacement, growth and investment expenditures, and to refinance our debt. A protracted deterioration in the valuation of our common units would increase our cost of capital, make any equity issuance significantly dilutive and may affect our ability to access capital markets and, as a result, our capacity to pay distributions to our unitholders and service or refinance our debt.

A limited number of financial institutions hold our cash, including, from time to time, financial institutions located in Greece.

We maintain our cash with a limited number of financial institutions, occasionally including institutions located in Greece. Of these financial institutions located in Greece, some are subsidiaries of international banks and others are Greek financial institutions. These balances may not be covered by insurance in the event of default by these financial institutions. The ongoing fiscal situation and political uncertainty in Greece may result in an event of default by some or all of these financial institutions. The occurrence of such a default could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distribution and service or refinance our debt.

We have incurred significant indebtedness, which could adversely affect our ability to finance our operations, refinance our existing indebtedness, pursue desirable business opportunities, successfully run our business or make cash distributions.

As of December 31, 2016, our total debt was $605.0 million, consisting of (i) $186.0 million outstanding under our credit facility entered into in 2007 (the “2007 credit facility”); (ii) $181.6 million outstanding under our credit facility entered into in 2008 (the “2008 credit facility”); (iii) $14.0 million outstanding under our credit facility entered into in 2011 (the “2011 credit facility”); (iv) $207.6 million outstanding under our credit facility entered into in 2013 (the “2013 credit facility”) and (v) $15.8 million outstanding under a credit facility arranged in 2015 (the “2015 credit facility”). With the exception of the 2013 credit facility, which has a quarterly amortization of $4.3 million starting in the first quarter of 2017, and the 2015 credit facility which is non-amortizing until the fourth quarter of 2018, our credit facilities are non-amortizing until the fourth quarter of 2017. Please see “Item 5.B. Liquidity and Capital Resources—Borrowings—Our Credit Facilities” for further information on our existing facilities.

The principal repayment schedule under our existing credit facilities, on an aggregated basis, is as follows:

	(Expressed in millions of United States Dollars)
Year	2017	2018	2019	2020	Thereafter
Aggregate Principal Amount Due	$40.5	$119.4	$275.4	$156.9	$12.8

In April 2016, in the face of severely depressed trading prices for master limited partnerships, including us, a significant deterioration in our cost of capital and potential loss of revenue, our board of directors took the decision to protect our liquidity position by creating a capital reserve and setting distributions at a level that our board believes to be sustainable and consistent with the proper conduct of our business. The capital reserve, set by the board of directors at approximately $14.6 million per quarter, is intended to address amortization requirements under our credit facilities through the end of 2018. As of December 31, 2016, we had made aggregate allocations of $58.6 million to the capital reserve. We anticipate refinancing any portion of our indebtedness that we do not fund through our capital reserve and internally generated cash flow.

Our leverage and debt service obligations could have a significant impact on our operations, including the following:

•	if, before or upon the maturity of our credit facilities, we are not able to refinance our existing indebtedness on commercially acceptable terms and our capital reserve and future cash flows are insufficient to service our debt, our obligation to make principal payments under our credit facilities may force us to take actions, such as reducing or eliminating cash distributions to our unitholders, reducing or delaying business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We cannot assure you that we will be able to refinance our existing indebtedness on acceptable terms or at all;

•	our indebtedness will have the general effect of reducing our flexibility to react to changing business and economic conditions and, therefore, may pose substantial risks to our business and our unitholders;

•	in the event that we are liquidated, any of our senior or subordinated creditors and any senior or subordinated creditors of our subsidiaries will be entitled to payment in full prior to any distributions to our unitholders;

•	our ability to secure additional financing, or to refinance our credit facilities, may be substantially restricted by the existing level of our indebtedness and the restrictions contained in our debt instruments;

•	upon or before maturity of our indebtedness, we will be required to dedicate a substantial portion of our cash flow and cash balances to the payment of such debt, which will reduce the amount of funds available for operations, capital expenditures, distributions and future business opportunities.

While our leverage is significant, if future cash flows are insufficient to fund capital expenditures and other expenses or investments, we may need to incur further indebtedness. See “Risks Related to Our Business and Operations—Since 2011, our board of directors has elected not to deduct cash reserves for estimated replacement capital expenditures from our operating surplus. If this practice continues, our asset base and the income generating capacity of our fleet may be significantly affected”.

Any of the risks described above may have a material adverse effect on our business, financial condition, results of operations, cash flow and ability to make cash distributions and to service or refinance our debt.

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

The operating and financial restrictions and covenants in our credit facilities and in any new or amended credit facility we enter into in the future could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, our credit facilities require the consent of our lenders to, or limit our ability to, among other items:

•	incur or guarantee indebtedness;

•	charge, pledge or encumber our vessels;

•	change the flag, class, management or ownership of our vessels;

•	change the commercial and technical management of our vessels;

•	sell or change the beneficial ownership or control of our vessels; and

•	subordinate our obligations thereunder to any general and administrative costs relating to our vessels, including fees payable under the management agreements.

Our credit facilities also require us to comply with the International Safety Management Code and to maintain valid safety management certificates and documents of compliance at all times. In addition, our credit facilities require us to comply with certain financial covenants:

•	to maintain minimum free consolidated liquidity of at least $500,000 per collateralized vessel;

•	to maintain a ratio of EBITDA (as defined in each credit facility) to net interest expense of at least 2.00 to 1.00 on a trailing four-quarter basis; and

•	to maintain a ratio of net Total Indebtedness to the aggregate Fair Market Value (as each term is defined in each credit facility) of our total fleet, current or future, of no more than 0.725.

In addition, our credit facilities require that we maintain an aggregate fair market value of the vessels, subject to mortgage under each credit facility, of at least 120% in relation to the 2015 credit facility and at least 125% in relation to our other credit facilities, of the aggregate amount outstanding under each credit facility.

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

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios described above. The global economic downturn that occurred within the past several years, depressed shipping markets, lack of capital in the industry and prolonged overcapacity had an adverse effect on vessel values. If the estimated asset values of our vessels decrease, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities, which could have a material adverse effect on our business, financial condition, results of operations, cash flow and our ability to make cash distributions and service or refinance our debt.

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

When final payment is due under our credit facilities, we must repay any borrowings outstanding, including balloon payments. To the extent that cash flows are insufficient to repay any of these borrowings or asset cover is inadequate due to a deterioration in vessel values, we will need to refinance some or all of our credit facilities, replace them with alternate credit arrangements or provide additional security. We may not be able to refinance or replace our credit facilities or provide additional security at the time they become due.

In the event we default under our credit facilities or we are not able to refinance our existing debt obligations with new debt facilities on commercially acceptable terms, or if our operating results are not sufficient to service current or future indebtedness, or to make relevant principal repayments if necessary, we may be forced to take actions such as reducing or eliminating distributions, reducing or delaying business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing debt, or seeking additional equity capital or bankruptcy protection. In addition, the terms of any refinancing or alternate credit arrangement may restrict our financial and operating flexibility and our ability to make cash distributions.

If we are in breach of any of the terms of our credit facilities a significant portion of our obligations may become immediately due and payable, and our lenders’ commitments to make further loans to us, if any, may terminate. This can adversely affect our ability to execute our business strategy or make cash distributions.

Our ability to comply with the covenants and restrictions contained in our credit facilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, or if we trigger a cross-default currently contained in our credit facilities or any interest rate swap agreements, or in any such facility or agreement we may enter into, pursuant to their terms, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us, if any, may terminate. We may not be able to reach agreement with our lenders to amend the terms of the loan agreements or waive any breaches and we may not have, or be able to obtain, sufficient funds to make any accelerated payments, which could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Restrictions in our debt agreements may prevent us from paying distributions.

Our payment of interest and, following the end of the relevant non-amortizing periods, principal on our debt will reduce cash available for distribution on our units. In addition, our credit facilities prohibit the payment of distributions if we are not in compliance with certain financial covenants or upon the occurrence of an event of default, or if the fair market value of our vessels is less than 125% of the aggregate amount outstanding under our credit facilities (120% for the 2015 credit facility).

Events of default under our credit facilities include:

•	failure to pay principal or interest when due;

•	breach of certain undertakings, negative covenants and financial covenants contained in the credit facility, any related security document or guarantee or the interest rate swap agreements, including failure to maintain unencumbered title to any of the vessel owning subsidiaries or any of the assets of the vessel-owning subsidiaries and failure to maintain proper insurance;

•	any breach of the credit facility, any related security document or guarantee or the interest rate swap agreements (other than breaches described in the preceding two bullet points) if, in the opinion of the lenders, such default is capable of remedy and continues unremedied following prior written notice of the lenders (for a period of 14 days under our 2013 and 2015 credit facilities and 20 days under our other credit facilities);

•	any representation, warranty or statement made by us in the credit facility or any drawdown notice thereunder or related security document or guarantee or the interest rate swap agreements is untrue or misleading when made;

•	a cross-default of our other indebtedness of $5.0 million or greater, or of the indebtedness of our subsidiaries of $750,000 or greater;

•	we become, in the reasonable opinion of the lenders, unable to pay our debts when due;

•	any of our or our subsidiaries’ assets are subject to any form of execution, attachment, arrest, sequestration or distress in respect of a sum of $5.0 million or more that is not discharged within 15 business days;

•	an event of insolvency or bankruptcy;

•	cessation or suspension of our business or of a material part thereof;

•	unlawfulness, non-effectiveness or repudiation of any material provision of our credit facility, of any of the related finance and guarantee documents or of our interest rate swap agreements;

•	failure of effectiveness of security documents or guarantee;

•	our common units cease to be listed on the Nasdaq Global Select Market or on any other recognized securities exchange;

•	any breach under any provisions contained in our interest rate swap agreements, if we decide to enter into such agreements in the future;

•	termination of any interest rate swap agreements or an event of default thereunder that is not timely remedied, if we decide to enter into such agreements in the future;

•	invalidity of a security document in any material respect or if any security document ceases to provide a perfected first priority security interest;

•	failure by key charter parties, such as HMM, CMA CGM, Petróleo Brasileiro S.A. (“Petrobras”), Capital Maritime and BP Shipping Limited or other charterers we may have from time to time, to comply with the terms of their charters to the extent that we are unable to replace the charter in a manner that meets our obligations under the facilities; or

•	any other event that occurs or circumstance that arises in light of which the lenders reasonably consider that there is a significant risk that we will be unable to discharge our liabilities under the credit facility, related security and guarantee documents or interest rate swap agreements.

We anticipate that any subsequent refinancing of our current debt or any new debt could have similar or more onerous restrictions. Please see “Item 5.B. Liquidity and Capital Resources—Borrowings—Our Credit Facilities” for further information on our existing facilities.

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

RISKS INHERENT IN OUR OPERATIONS

We currently derive all of our revenues from a limited number of charterers and the loss of any charterer or charter or vessel could result in a significant loss of revenues and cash flow.

We have derived, and expect that we will continue to derive, all of our revenues and cash flow from a limited number of charterers. For the year ended December 31, 2016, our charterers who individually accounted for more than 10% of total revenues were HMM, Petrobras, CMA CGM and Capital Maritime who accounted for 19%, 18%, 17% and 15% of our revenues, respectively. For the year ended December 31, 2015, Capital Maritime and HMM accounted for 29% and 21% of our revenues, respectively. For the year ended December 31, 2014, Capital Maritime, HMM and Maersk Line accounted for 38%, 24% and 12% of our revenues, respectively.

We could lose a charterer, including charterers who individually account for more than 10% of our total revenues or the benefits of some or all of our charters in the following circumstances:

•	the charterer is unable or unwilling to perform its obligations under the charters, including the payment of the agreed rates in a timely manner;

•	the charterer faces financial difficulties forcing it to declare bankruptcy or to restructure its operations or default under the charters;

•	the charterer fails to make charter payments because of its financial inability or its inability to trade our and other vessels profitably or due to the occurrence of losses due to the weaker charter markets;

•	the charterer fails to make charter payments due to distress, disagreements with us or otherwise;

•	the charterer seeks to renegotiate the terms of the charter agreement due to prevailing economic and market conditions or due to its continued poor performance;

•	the charterer exercises certain rights to terminate the charter or purchase the vessel;

•	the charterer terminates the charter because we fail to comply with the terms of the charters, deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter;

•	a prolonged force majeure event affecting the charterer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer; or

•	the charterer terminates the charters because we fail to comply with the safety and regulatory criteria of the charterer or the rules and regulations of various maritime organizations and bodies.

A number of our charterers, including Capital Maritime, are private companies and we may have limited access to their financial affairs, which may result in us having limited information on their financial strength and ability to meet their financial obligations. In addition, some of our charterers including HMM, Petrobras and CMA-CGM have been reported to be under significant financial pressure. Please read “Item 4B: Business Overview—Our Customers” and “—Our Charters” for further information on our customers. See also “—Risks Related to the Container Carrier Industry—Many of our container vessels are under time charters at rates that are at a substantial premium to the spot and period markets, and our charterers’ failure to perform under our time charters could result in a significant loss of expected future revenues and cash flows.”

If we lose a key charter, we may be unable to redeploy the related vessel on terms as favorable to us due to the long-term nature of most charters or at all. If we are unable to redeploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition and may also have to enter into costly and lengthy legal proceedings in order to reserve our rights. Until such time as the vessel is re-chartered, we may have to operate it in the spot market or for short periods at charter rates which may not be as favorable to us as our current charter rates.

If a customer exercises its right to purchase a vessel, we would not receive any further revenue from the vessel and may be unable to obtain a substitute vessel and charter. This may cause us to receive decreased revenue and cash flows from having fewer vessels operating in our fleet. Any replacement newbuilding would not generate revenues during its construction, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter. Any compensation under our charters for a purchase of the vessels may not adequately compensate us for the loss of the vessel and related time charter. The loss of any of our charterers, time or bareboat charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, financial condition, results of operations, cash flow and our ability to make cash distributions and service or refinance our debt.

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

As of December 31, 2016, seven of our 36 vessels were under charter or were expected to commence charters with Capital Maritime. In the future we may enter into additional contracts with Capital Maritime to charter our vessels as they become available for re-chartering. Capital Maritime is subject to the same risks and market fluctuations as all other charterers. In the event Capital Maritime is affected by a market downturn and limited availability of financing, it may default under its charters with us, which would materially adversely affect our operations and ability to make cash distributions.

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

Finally, we may also contract with Capital Maritime for it to have newbuildings constructed on our behalf and to incur the construction-related financing, and we would purchase the vessels on or after delivery based on an agreed-upon price. If Capital Maritime is unable to meet the payments under any such contract we enter into, it could have a material adverse effect on our business, financial condition, results of operations and cash flow and our ability to make cash distributions or service or refinance our debt.

If our ability to do any of the things described above is impaired, our business, results of operations, financial condition and our ability to make cash distributions and service or refinance our debt could be materially and adversely affected.

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

Shipping, and especially crude oil, refined product and chemical tankers have been, and will remain, heavily regulated. The so-called “oil majors” companies, together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (terminals) of crude oil and refined products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, additional factors are considered when awarding such contracts, including:

•	office assessments and audits of the vessel operator;

•	the operator’s environmental, health and safety record;

•	compliance with the standards of the IMO;

•	compliance with heightened industry standards that have been set by several oil companies;

•	shipping industry relationships, reputation for customer service, technical and operating expertise;

•	compliance with oil majors’ codes of conduct, policies and guidelines, including transparency, anti-bribery and ethical conduct requirements and relationships with third parties;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

Should either Capital Maritime or Capital Ship Management not continue to successfully clear the oil majors’ risk assessment processes on an ongoing basis, our vessels’ present and future employment, as well as our relationship with our existing charterers and our ability to obtain new charterers, whether medium or long-term, could be adversely affected. Such a situation may lead to the oil majors’ terminating existing charters and refusing to use our vessels in the future, which would adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt. Please read “Item 4B: Business Overview—Major Oil Company Vetting Process” for more information regarding this process.

As our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters, refinance our debt and our ability to comply with debt covenants. In addition, if we purchase and operate secondhand vessels, we will be exposed to increased operating costs, which could adversely affect our earnings.

Our fleet had an average age of approximately 7.4 years as of December 31, 2016. In general, the costs of maintaining a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. In addition, cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Older vessels might also require higher capital expenditure to comply with regulations that came into force after their construction and their values might depreciate faster than more modern vessels. As a result, an ageing fleet might affect our ability to remain in compliance with bank covenants and/or refinance our debt.

If we purchase secondhand vessels, we will not have the same knowledge about their condition as the knowledge we have about the condition of the vessels that are built for and operated solely by us. Generally, we will not receive the benefit of warranties from the builder for any secondhand vessel that we may acquire.

If we are unable to obtain profitable charters due to an aging fleet, this could adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

We may not be able to expand the size of our fleet or replace aging vessels in the future, which may affect our ability to pay distributions.

Our ability to expand the size of our fleet or maintain our asset base by replacing aging vessels in the future will depend on our ability to acquire new vessels on favorable terms. Depending on our ability to obtain required finance and access financial markets, we expect to enter into agreements with Capital Maritime or other third parties to purchase newly built vessels or other modern vessels (or interests in vessel owning companies). See “—Risks Related to Our Financing Activities— “We are reliant on our ability to obtain required financing and access the financial markets. Therefore, we may be harmed by any limitation in the availability of external funding, as a result of a contraction or volatility in bank debt or financial markets or for any other reason. If we are unable to obtain required financing or access the capital markets, we may be unable to grow or maintain our asset base, pursue other potential growth opportunities or refinance our existing indebtedness.” and “—Risk Related to Our Business and Operations—Since 2011, our board of directors has elected not to deduct any replacement capital expenditures from our operating surplus. If this practice continues in the future, our asset base and income generating capacity of our fleet may be significantly affected.”

If Capital Maritime or any third-party seller we may contract with in the future for the purchase of newbuildings fails to make construction payments for such vessels, the shipyard may rescind the purchase contract and we may lose access to such vessels or need to finance such vessels before they begin operating and generating voyage revenues, which could harm our business and our ability to make cash distributions. In addition, the market value of modern vessels or newbuildings is influenced by the ability of buyers to access debt and bank financing and equity capital, and any disruptions to the market and the possible lack of adequate available financing may negatively affect such market values. The failure to effectively identify, purchase, develop, employ and integrate any vessels or businesses could adversely affect our business, financial condition, results of operations, cash flow and our ability to make cash distributions and service or refinance our debt.

If we finance the purchase of any additional vessels or businesses we acquire in the future through cash from operations, by increasing our indebtedness or by issuing debt or equity securities, our ability to make or increase our cash distributions may be diminished, our financial leverage could increase or our unitholders could be diluted. In addition, if we expand the size of our fleet by directly contracting newbuildings in the future, we will generally be required to make significant installment payments for such acquisitions prior to their delivery and generation of any revenue.

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

As of December 31, 2016, our fleet consisted of 36 vessels, only eight of which had been part of our initial fleet at the time of our initial public offering (“IPO”). We have financed the purchase of the additional vessels with debt, or partly with debt, cash and/or by issuing additional equity securities. We also acquired additional vessels through the acquisition of Crude Carriers in 2011. If we issue additional common units, Class B Units or other equity securities to finance the acquisition of a vessel or business, your ownership interest in us may be diluted. Please read “Item 3.D: Risk Factors—Risks Inherent in an Investment in Us—We may issue additional equity securities without your approval, which would dilute your ownership interests.”

If, depending on our ability to obtain required financing and access the financial markets, we determine to expand our fleet by entering into contracts for newbuildings directly with shipyards, we generally will be required to make installment payments prior to their delivery. We typically must pay between 5% and 25% of the purchase price of a vessel upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately 18–36 months later for current orders), which could reduce cash available for distributions to unitholders. If we finance these acquisitions by issuing debt or equity securities, we will increase the aggregate amount of interest payments or quarterly distributions we must make prior to generating cash from the operation of the newbuilding.

To fund the acquisition price of a business or of any additional vessels we may contract to purchase from Capital Maritime or other third parties and other related capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for distributions to unitholders. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. Incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to fund our quarterly distributions to unitholders, which could have a material adverse effect on our ability to grow or make cash distributions. See also “—Risks Related to Financing Activities—We rely on the master limited partnership (“MLP”) structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt.”

Political and government instability, terrorist or other attacks, war or international hostilities can affect the industries in which we operate, which may adversely affect our business.

We conduct most of our operations outside of the United States. In particular, we derive a portion of our revenues from shipping oil and oil products from politically unstable regions, and our business, results of operations, cash flows, financial condition and ability to make cash distributions may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks, such as the attacks on the United States on September 11, 2001 and recently in Europe, the recent conflicts in Iraq, Afghanistan, Syria and Ukraine, other current and future conflicts, and the continuing response of the Western countries to these attacks, as well as the threat of future terrorist attacks, continue to contribute to world economic instability and uncertainty in global financial markets. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally, and could negatively impact the U.S. and world economy, potentially leading to an economic recession. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

In the past, political instability has also resulted in attacks on vessels, such as the attack on the M/T Limburg in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. In addition, oil facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil and other refined products to or from certain locations. Any of these occurrences or other events beyond our control that adversely affect the distribution, production or transportation of oil and other refined products to be shipped by us could entitle our customers to terminate our charter contracts and could have a material adverse impact on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

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

Our vessels maybe chartered or sub-chartered to parties, or call on ports, located in countries that are subject to restrictions and sanctions imposed by the United States, the European Union and other jurisdictions.

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

With regard to Iran, significant sanctions relief was implemented in January 2016 in accordance with the agreement among the permanent members of the United Nations Security Council (China, France, Russia, the United Kingdom and the United States), plus Germany, the High Representative of the European Union for Foreign Affairs and Security Policy and Iran on the final text of a Joint Comprehensive Plan of Action (“JCPOA”) in exchange for Iran’s implementation of certain measures intended to ensure that Iran’s nuclear program is used for peaceful purposes. Nevertheless, certain transactions and dealings, including transactions involving targeted Iran-related persons and entities and transactions that implicate U.S. jurisdiction remain subject to sanctions.

Activities permissible under the JCPOA have not actually been repealed or permanently terminated at this time. Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions will not be permanently “lifted” until the earlier of October 18, 2023, and a report from the International Atomic Energy Agency stating that all nuclear material in Iran is being used for peaceful activities. Therefore, while non-U.S. companies are allowed to engage in certain business or trade with Iran that was previously prohibited, the United States has the ability to re-impose sanctions against Iran if Iran does not comply with its obligations under the nuclear agreement.

We are mindful of the restrictions contained in the various economic sanctions programs and embargo laws administered by the United States, the European Union and other jurisdictions that limit the ability of companies and persons from doing business or trading with targeted countries and persons and entities. We believe that we are currently in compliance with all applicable economic sanctions laws and regulations.

We generally do not do business in sanctions-targeted jurisdictions unless an activity is authorized by the appropriate governmental or other sanctions authority. Except as otherwise described below, we and our general partner and its affiliates have not entered into agreements or other arrangements with the governments or any governmental entities of sanctioned countries, and we and our general partner and its affiliates do not have any direct business dealings with officials or representatives of any sanctioned governments or entities. In addition, our charter agreements include provisions that restrict trades of our vessels to countries or to sub-charterers targeted by economic sanctions unless such trades involving sanctioned countries or persons are permitted under applicable economic sanctions and embargo regimes. Although we have various policies and controls designed to help ensure our compliance with these economic sanctions and embargo laws, it is nevertheless possible that third-party charterers of our vessels, or their sub-charterers, may arrange for vessels in our fleet to call on ports located in one or more sanctioned countries.

In order to help maintain our compliance with applicable sanctions and embargo laws and regulations, we monitor and review the movement of our vessels, as well as the cargo being transported by our vessels, on a continuing basis. In 2016, our vessels under time charter contracts made approximately 1,642 total calls on worldwide ports. None of the vessels in our fleet made any port calls in Cuba or Syria.

In 2016, vessels owned by CPLP and chartered under time charter parties to Product & Crude Tanker Chartering Inc. (“PCTC”), a subsidiary of CMTC, our sponsor and the sole member of our general partner, made the following port calls to Iran: five port calls to load crude oil, gas condensate or naphtha, three port calls to discharge gasoline and one port call to discharge vegetable oils. These port calls represented approximately 0.5% of the total port calls made by all the vessels owned by CPLP in 2016, and each of them occurred while the respective vessel was sublet under voyage charter by PCTC to a third-party sub-charterer under the instructions of such sub-charterer. In one instance, the sub-charterer of a vessel was the National Iranian Oil Company, a government-owned corporation under the direction of the Ministry of Petroleum of Iran. As the vessel owner, we earned revenues at the agreed daily charter rates from PCTC. PCTC in turn earned revenues at the agreed freight rate from the sub-charterers that employed the vessels.

Further, in 2016, vessels owned by CMTC and chartered under voyage charter contracts by third-party charterers made the following port calls to Iran: ten port calls to load crude oil and ten port calls to load steel or sulphur products. These port calls represented 3.6% of the total port calls made by all the vessels owned by CMTC in 2016, and each of them occurred while the respective vessel was chartered out to a third-party charterer under the instructions of such charterer. As the vessel owner, CMTC earned revenues at the agreed freight rate from the charterers that employed the vessels.

As part of the voyage charter arrangements between CMTC and third-party charterers or sub-charterers, CMTC or its manager may pay fees and expenses related to the port calls made in Iran through a private third-party agent in Iran appointed by the third-party charterer or sub-charterer, which in 2016 did not include any payments for refueling or bunkers for the vessels making such port calls.

We believe all such port calls were made in full compliance with applicable economic sanctions laws and regulations, including those of the United States, the European Union and other relevant jurisdictions. See also “Item 4B: Business Overview—Regulation” for information on the port calls made by certain our vessels and those of our affiliates to Iran.

Our charter agreements include provisions that restrict trades of our vessels to countries targeted by economic sanctions unless such transportation activities involving sanctioned countries are permitted under applicable economic sanctions and embargo regimes. Our ordinary chartering policy is to seek to include similar provisions in all of our period charters. Prior to agreeing to waive existing charter party restrictions on carrying cargoes to or from ports that may implicate sanctions risks, we ensure that the charterers have proof of compliance with international and U.S. sanctions requirements, or applicable licenses or other exemptions.

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

Additionally, some investors, including U.S. state pension funds, may decide, or be required, to divest their interest, or not to invest, in our common units simply because we or our affiliates may do business with charterers or sub-charterers that do business in sanctioned countries, or because of port calls of our vessels to ports of sanctioned countries, which could have a negative effect on the price of our common units or our ability to make distributions on our common units. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common units may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries. Finally, future expansion of sanctions against these or other countries could prevent our vessels from making any calls at certain ports, which potentially could have a negative impact on our business and results of operations.

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

Any of these results could have a material adverse effect on our business, financial condition, operating results and ability to make cash distributions and to service or refinance our debt.

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

The operation of ocean-going vessels in international trade is inherently risky. Not all risks can be adequately insured against, and any particular claim upon our insurance may not be paid for any number of reasons. We have contracted revenue protection insurance for the MV ‘Cape Agamemnon’ but we otherwise do not currently maintain off-hire insurance covering loss of revenue during extended vessel off-hire periods such as may occur while a vessel is under repair. Accordingly, any extended vessel off-hire due to an accident or otherwise could have a materially adverse effect on our business and our ability to pay distributions to our unitholders. Claims covered by insurance are subject to deductibles and since it is possible that a large number of claims may arise, the aggregate amount of these deductibles could be material. Our third-party liability insurance coverage is maintained through mutual protection and indemnity associations. As a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves. Please read “Item 3.D: Risk Factors—Risks Inherent in Our Operations—We will be subject to funding calls by our protection and indemnity associations, and our associations may not have enough resources to cover claims made against them, resulting in potential unbudgeted supplementary liability to fund claims made upon them and unbudgeted cash-calls made upon us by the associations”.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could harm our business, results of operations, cash flows, financial condition and ability to make cash distributions. In addition, certain of our vessels are under bareboat charters with BP Shipping Limited and subsidiaries of International Seaways, Inc. (“INSW”), the international business arm of Overseas Shipholding Group Inc. (“OSG”) separated from OSG on November 30, 2016. Under the terms of these charters, the charterer provides for the insurance of the vessel, and, as a result these vessels may not be adequately insured and/or in some cases may be self-insured. Any uninsured or underinsured loss could harm our business, financial condition, results of operations, cash flows, and ability to make cash distributions and service or refinance our debt. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations.

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

Under the MARPOL Annex VI requirements, all ships trading in designated emission control areas are using fuel oil on board with a sulfur content of no more than 0.10% after January 1, 2015. Outside the emission control areas, the current limit for sulfur content of fuel oil is 3.50%. The IMO confirmed in October 2016 that a global 0.5% sulphur cap on marine fuels will come into force on 1 January 2020, as agreed in amendments adopted in 2008 for Annex VI to MARPOL. Annex VI sets progressively stricter regulations to control sulphur oxides (SOx) and nitrous oxides (NOx) emissions from ships, which present both environmental and health risks. The 0.5% sulphur cap marks a significant reduction from the current global sulphur cap of 3.5%, which had been implemented since 1 January 2012. When the 2020 sulphur cap was decided upon in 2008, it was also agreed that a review should be undertaken by 2018 to assess whether there was sufficient compliant fuel available to meet the 2020 date, failing which, the date could be deferred to 2025. That review was completed in July 2016 by a consortium of consultants led by CE Delft, and submitted to the IMO’s Marine Environment Protection Committee (MEPC) during their 70th session. The review concluded that sufficient compliant fuel would be available to meet the new requirement. However, there have been competing studies, that hold the opposing view that refining capacity will not be sufficient in 2020, with an estimated 60-70% additional sulphur plant capacity required by 2020. There have also been questions as to how the sulphur cap will be enforced, as it is up to individual parties to MARPOL to enforce fines and sanctions.

Shipowners can meet the new requirements by continuing to use fuel types which exceed the 0.5% sulphur limit and retrofitting an approved Exhaust Gas Cleaning System (also known as scrubbers) to remove sulphur from exhaust, which might require a substanatial capital expenditure and prolonged offhire of the vessel during installation; or use petroleum fuels such as marine gasoil (“MGO”), which meet the 0.5% sulphur limit. According to Platts, the premium of MGO over 380 CST 3.5% bunker fuel in Rotterdam has averaged $270/mt over the last five years. Depending on the vessel type and size, this could mean a substantial increase in the cost of bunkers for the vessel. This cost could increase further if the refining sector is unable to cope with the higher distillate demand, resulting in a tight distillate market and wider spread between high sulfur fuel oil and MGO; or by retrofitting the vessel to handle alternative fuels, such as LNG, methanol, biofuels, liquefied petroleum gas (“LPG”) etc. Retrofitting vessels for the consumption of these type of alternative fuels would involve a substantial capital expenditure and might be uneconomical for most conventional vessel types in light of current technology and design challenges. Similarly MARPOL Annex VI requires Tier III standards for NOx emissions to be applied to ships constructed and engines installed in ships operating in NOx emission control areas from January 1, 2016.

The IMO ballast water management (“BWM”) convention requires vessels to install expensive ballast water treatment systems (“BWTS”) before the first MARPOL renewal survey conducted after September 8, 2017, however all vessels need to be certified in accordance with the BWM convention by September 8, 2017. This certification entails ballast water management plans to be approved by the flag state and surveyors in attendance onboard for survey and issuance of BWM certificate. Additional expenditure for such certification will be incurred.

Additionally to IMO requirements, installation of expensive BWTS will be required for ships entering U.S. jurisdictions as the U.S. Coast Guard (“USCG”) requires installation of BWTS at the first bottom survey conducted after January 1, 2016. Nevertheless as USCG approved BWTS are not available as yet, we have obtained extensions for all vessels with due date of docking up to and including 2018 to carry out installation of BWTS at the next docking survey after December 31, 2018.

Currently only 12 out of our 36 vessels are equipped with BWTS.

Significant expenditures for the installation of additional equipment or new systems on board our vessels may be required in order to comply with existing or future environmental regulations.

We could incur significant costs, including cleanup costs, fines, penalties, third-party claims and natural resource damages, as the result of an oil spill or other liabilities under environmental laws. OPA 90 affects all vessel owners shipping oil or petroleum products to, from or within United States territorial waters. OPA 90 allows for potentially unlimited cleanup liability without regard to fault by owners, operators and bareboat charterers of vessels for oil pollution in U.S. waters. Similarly, the

International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. OPA 90 expressly permits individual U.S. states to impose their own stricter liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Certain coastal states in the United States, especially on the Pacific coast, have enacted their own stricter pollution prevention, liability and response laws, many providing for strict or unlimited liability.

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

In addition, the U.S. Environmental Protection Agency has also adopted a rule which requires commercial vessels to obtain a Vessel General Permit (“VGP”) from the USCG in compliance with the Federal Water Pollution Control Act (the “Clean Water Act”) regulating, among other things, the discharge of ballast water and other discharges into U.S. waters. Permit holders must also comply with detailed operational, maintenance and recordkeeping permit requirements.

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

Please read “Item 4B: Business Overview—Regulation” for more information on the regulations applicable to our vessels.

The crew employment agreements that manning agents enter into on behalf of Capital Maritime or any of its affiliates, including our Manager, may not prevent labor interruptions, and the failure to renegotiate these agreements or to successfully attract and retain qualified personnel in the future may disrupt our operations and adversely affect our cash flows.

The collective bargaining agreement between our Manager and the Pan-Hellenic Seamen’s Federation, effective August 1, 2016, expires on July 31, 2017. This collective bargaining agreement may not prevent labor interruptions and it is subject to renegotiation in the future. Although we believe that our relations with our employees are satisfactory, no assurance can be given that we will be able to successfully extend or renegotiate our collective bargaining agreement when it expires. If we fail to extend or renegotiate our collective bargaining agreement, if disputes with our union arise, or if our unionized workers engage in a strike or other work stoppage or interruption, we could experience a significant disruption of our operations, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Also, our success depends in part on our ability to attract and retain qualified personnel. In crewing our vessels, we employ certain employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If we are not able to attract and retain qualified personnel, it could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay cash distributions and service or refinance our debt.

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

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

Our vessels call in ports throughout the world, and smugglers may attempt to hide drugs and other contraband on our vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessels, and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or penalties, which could have an adverse effect on our business, financial condition, results of operations, cash flows and ability to make distributions and service or refinance our debt.

RISKS INHERENT IN AN INVESTMENT IN US

Capital Maritime and its affiliates may engage in competition with us.

Pursuant to the amended and restated omnibus agreement that we and Capital Maritime have entered into, Capital Maritime and its controlled affiliates (other than us, our General Partner and our subsidiaries) have agreed not to acquire, own or operate product or crude oil tankers with carrying capacity greater than or equal to 30,000 dwt under time or bareboat charters with a remaining duration, excluding any extension options, of at least 12 months without the consent of our General Partner or our board of directors or without first offering such tanker vessel to us. Similarly, we may not acquire, own or operate product or crude oil tankers with carrying capacity under 30,000 dwt, other than vessels we had owned prior to the date of the amended and restated omnibus agreement, without first offering such tanker vessel to Capital Maritime.

Furthermore, we granted Capital Maritime a right of first offer on the disposal of product and crude oil tankers with a carrying capacity under 30,000 dwt, whereas Capital Maritime granted us a right of first offer on any disposal or re-chartering of any product and crude oil tanker with a carrying capacity greater than or equal to 30,000 dwt owned or acquired by Capital Maritime or any of its controlled affiliates (other than us).

The omnibus agreement contains significant exceptions that may allow Capital Maritime and its controlled affiliates to compete with us, which could harm our business. It also does not apply to container and drybulk vessels. Please read “Item 7B: Related-Party Transactions” for further information.

Capital Maritime is a privately held company and there is little publicly available information about it.

Capital Maritime, the sole member of our General Partner, is one of our largest charterers in revenue terms, with seven of our 36 vessels chartered or expected to commence charters to Capital Maritime as of December 31, 2016. In addition, our Manager is a subsidiary of Capital Maritime. The ability of Capital Maritime to continue providing services for our benefit will depend in part on its own financial strength and reputation in the industry.

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

Holders of units have only limited voting rights on matters affecting our business.

We hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders (excluding Capital Maritime and its affiliates) elect five of the eight members of our board of directors. The elected directors are elected on a staggered basis and serve for three-year terms. Our General Partner in its sole discretion has the right to appoint the remaining three directors, who also serve for three-year terms. Any and all elected directors may be removed with cause only by the affirmative vote of a majority of the other elected directors or at a properly called meeting of the common unit holders by the affirmative vote of the holders of a majority of the outstanding common units.

The holders of the Class B Units have voting rights that are identical to the voting rights of the common units on an as converted basis and will vote with the common units as a single class on all matters with respect to which each common unit is entitled to vote, provided, however, that except in the circumstances where we are in arrears in the payment of the minimum quarterly distribution on the Class B Units, holders of Class B Units have no right to vote for, elect or appoint any director, or to nominate any individual to stand for election or appointment as a director. If we fail to pay the minimum Class B Unit distribution for six or more quarters, the holders of the Class B Units will have the right to appoint a director to our board and, if and as long as such arrears exists after March 1, 2018, to replace the directors appointed by our General Partner, in each case by the affirmative vote of the holders of a majority of the Class B Units, subject to exceptions and conditions contained in our partnership agreement.

Furthermore, the partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders have no right to elect our General Partner, and our General Partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our General Partner and its affiliates, our Class B unitholders voting together as a single class and a majority vote of our board of directors. Currently, 101,767,728 common units are owned by non-affiliated public unitholders, representing 83.2% of our common units and 73.9% of the partnership interests in us (on an as converted basis).

Our partnership agreement further restricts unitholders’ voting rights by providing that if any person or group, other than our General Partner, its affiliates, their transferees and persons who acquired such units with the prior approval of our board of directors, beneficially owns 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other unitholders of the same class holding less than 4.9% of the voting power of that class. As affiliates of our General Partner, Capital Maritime and Crude Carriers Investments Corp. (“Crude Carriers Investments”) are not subject to such limitation and will be attributed their pro rata share of any units reallocated as a result of such limitation.

As of December 31, 2016, the Marinakis family, including Evangelos M. Marinakis, our former chairman, may be deemed to beneficially own on a fully converted basis a 16.7% interest in us (18.5% on a non-fully converted basis), through, among others, Capital Maritime, which may be deemed to beneficially own a 14.3% interest in us, including 17,291,768 common units and a 1.8% interest in us (2% on a non-fully converted basis) through its ownership of our General Partner, and Crude Carriers Investments, which may be deemed to beneficially own a 2.4% interest in us.

Our General Partner and its affiliates own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to your detriment.

Our general partner is in charge of our day-to-day affairs consistent with policies and procedures adopted by and subject to the direction of our board of directors. Our General Partner and its affiliates and our directors have a fiduciary duty to manage us in a manner beneficial to us and our unitholders. Units owned by affiliates of our General Partner have the same rights as our other outstanding units of the same class (other than the 5% limit on voting rights, which does not apply to our General Partner and its affiliates; see “—Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning 5% or more of our units.”). However, the officers of our General Partner have a fiduciary duty to manage our General Partner in a manner beneficial to Capital Maritime. Furthermore, all of the officers of our General Partner and certain of our directors are directors or officers of Capital Maritime and its affiliates, and as such they have fiduciary duties to Capital Maritime that may cause them to pursue business strategies that disproportionately benefit Capital Maritime or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Capital Maritime and its affiliates, including our General Partner and its officers, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our General Partner and its affiliates may favor their own interests over the interests of our unitholders. Please read “Item 3.D: Risk Factors—Risks Inherent in an Investment in Us—Our partnership agreement limits our General Partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our General Partner or our directors.” These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires our General Partner or Capital Maritime or its affiliates to pursue a business strategy that favors us or utilizes our assets, and Capital Maritime’s officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of Capital Maritime, which may be contrary to our interests;

•	the executive officers of our General Partner and three of our directors also serve as executive officers and/or directors of Capital Maritime;

•	our General Partner and our board of directors are allowed to take into account the interests of parties other than us, such as Capital Maritime, in resolving conflicts of interest, which has the effect of limiting their fiduciary duties to our unitholders;

•	our General Partner and our directors have limited their liabilities and reduced their fiduciary duties under the laws of the Republic of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing our units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our General Partner and our directors, all as set forth in the partnership agreement;

•	our General Partner and our board of directors will be involved in determining the amount and timing of our asset purchases and sales, capital expenditures, borrowings, and issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

•	our General Partner may have substantial influence over our board of directors’ decision to cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make incentive distributions;

•	our General Partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;

•	our partnership agreement does not restrict us from paying our General Partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf; and

•	our General Partner may exercise its right to call and purchase our outstanding units if it and its affiliates own more than 90% of our common units.

Although a majority of our directors are elected by common unitholders, our General Partner has a substantial influence on decisions made by our board of directors. Please read “Item 6: Directors, Senior Management and Employees”.

Generally, the vote of a majority of our common unitholders, including affiliates of our General Partner, is required to amend the terms of our partnership agreement. Affiliates of our General Partner may favor their own interests in any vote by our unitholders.

Under the terms of our partnership agreement, the affirmative vote of a majority of common units (including, subject to certain exceptions, the votes of holders of Class B Units voting on an as-converted basis) is required in order to reach certain decisions or actions, including:

•	amendments to the definition of available cash, operating surplus and adjusted operating surplus;

•	elimination of the obligation to hold an annual general meeting;

•	removal of any appointed director for cause;

•	transfer of the general partner interest prior to March 31, 2017;

•	transfer of our incentive distribution rights (“IDRs”) prior to March 31, 2017;

•	the ability of the board of directors to cause us to sell, exchange or otherwise dispose of all or substantially all of our assets;

•	withdrawal of the General Partner;

•	removal of the General Partner;

•	dissolution of the partnership;

•	change to the quorum requirements;

•	approval of merger or consolidation; and

•	any other amendment to the partnership agreement, except for certain amendments related to the day-to-day management of the Partnership and amendments necessary or appropriate to carrying on our business consistent with historical practice, including any change that our board of directors determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership, or any amendment that our board of directors, and, if required, our General Partner, determines to be necessary or appropriate in connection with the authorization and issuance of any class or series of our securities.

Furthermore, our partnership agreement provides that any changes to the rights of the Class B unitholders, whose rights rank senior to those of our common unitholders in many respects, must be approved by at least 75% of the holders of such units, excluding units held by Capital Maritime and its affiliates (if any).

As of December 31, 2016, the Marinakis family, including Mr. Evangelos M. Marinakis, our former chairman, may be deemed to beneficially own on a fully converted basis a 16.7% interest in us (18.5% on a non-fully converted basis), through, among others, Capital Maritime, which may be deemed to beneficially own a 14.3% interest in us, consisting of 17,291,768 common units and our General Partner’s 1.8% interest, and Crude Carriers Investments, which may be deemed to beneficially own a 2.4% interest in us.

Affiliates of our General Partner are not subject to the limitations on voting rights imposed on our other limited partners and would be attributed their pro rata share of any units reallocated as a result of such limitations.

Affiliates of our General Partner may favor their own interests in any vote by our unitholders. These considerations may significantly impact any vote under the terms of our partnership agreement and may significantly affect your rights under our partnership agreement.

Please also read “Item 3.D: Risk Factors—Risks Inherent in an Investment in Us—Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning 5% or more of our units” for information on additional restrictions imposed by our partnership agreement.

We currently do not have any officers and rely, and expect to continue to rely, solely on officers of our General Partner, who face conflicts in the allocation of their time to our business.

Our board of directors has not exercised its power to appoint officers of CPLP to date, and, as a result, we rely, and expect to continue to rely, solely on the officers of our General Partner, who are not required to work full-time on our affairs and who also work for affiliates of our General Partner, including Capital Maritime. For example, our General Partner’s Chief Executive Officer and Chief Financial Officer and its Chief Operating Officer are also executive officers of Capital Maritime. The affiliates of our General Partner conduct substantial businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and effort of the officers of our General Partner who also provide services to our General Partner’s affiliates, which could have a material adverse effect on our business, financial condition, results of operations, cash flow and ability to make cash distributions and service or refinance our debt.

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

Our partnership agreement contains provisions that reduce the standards and fiduciary duties to which our General Partner and directors may otherwise be held by or owed to you pursuant to Marshall Islands law. For example, our partnership agreement:

•	permits our General Partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our General Partner. Where our partnership agreement permits, our General Partner may consider only the interests and factors that it desires, and in such cases, it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our unitholders. Decisions made by our General Partner in its individual capacity will be made by its sole owner, Capital Maritime. Specifically, pursuant to our partnership agreement, our General Partner will be considered to be acting in its individual capacity if it exercises its right to call and purchase limited partner interests, including common units, preemptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, General Partner interest or IDRs, or votes upon the dissolution of the partnership;

•	provides that our General Partner and our directors are entitled to make other decisions in “good faith” if they reasonably believe that the decision is in our best interests;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable”, our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that neither our General Partner and its officers nor our directors will be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our General Partner or directors or its officers or directors or those other persons engaged in actual fraud or willful misconduct.

In order to become a limited partner of our partnership, a unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties”.

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

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our General Partner:

•	the unitholders will be unable to remove our General Partner without its consent so long as our General Partner and its affiliates own sufficient units to be able to prevent such removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class and a majority vote of our board of directors is required to remove the General Partner. As of December 31, 2016, the Marinakis family, including Evangelos M. Marinakis, our former chairman, may be deemed to beneficially own on a fully converted basis a 16.7% interest in us (18.5% on a non-fully converted basis), through, among others, Capital Maritime.

•	common unitholders elect five of the eight members of our board of directors. Our General Partner in its sole discretion has the right to appoint the remaining three directors.

•	election of the five directors elected by common unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the directors appointed by our General Partner will serve for terms determined by our General Partner.

•	our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

•

unitholders’ voting rights are further restricted by the partnership agreement provision providing that if any person or group, other than our General Partner, its affiliates, their transferees and persons who acquired such units with the prior approval of our board of directors, owns beneficially 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the unitholders of the same class holding less than 4.9% of the voting power of that class.

•	we have substantial latitude in issuing equity securities without unitholder approval.

One effect of these provisions may be to diminish the price at which our units will trade.

The control of our General Partner may be transferred to a third party without unitholder consent.

Our General Partner may transfer its General Partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. After March 31, 2017, our General Partner may transfer all or any of its General Partner interest without unitholder approval. In addition, our partnership agreement does not restrict the ability of the members of our General Partner from transferring their respective membership interests in our General Partner to a third party. Any such change in control of our General Partner may affect the way we and our operations are managed, which could have a material adverse effect on our business, financial condition, results of operations, cash flow and our ability to make cash distributions and service or refinance our debt.

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

In addition, pursuant to the terms of our partnership agreement, holders of our Class B Units may convert all or a portion of their Class B Units into common units at any time, and from time to time, at a ratio of one-for-one, such conversion ratio to be adjusted in the event that, among other anti-dilution protection provisions, we declare, order, pay or make a distribution (including any distribution of units or other securities or property or rights or warrants to subscribe for our securities at a price per unit less than the fair market value of such securities, by way of distribution or spin-off) on our common units, other than regular and customary quarterly distributions of available cash. As of December 31, 2016, there were 12,983,333 Class B Units outstanding.

For more information on the rights and privileges of our Class B Units, read “Item 10B: Memorandum and Articles of Association—The Partnership Agreement”.

We may issue additional equity securities without your approval, which would dilute your ownership interests.

Except for consent rights of the Class B Unit holders with respect to the issuance of interests senior to the Class B Units, we may, without the approval of our unitholders, issue an unlimited number of additional units or other equity securities, including to Capital Maritime or its affiliates.

Since our initial public offering, we conducted a number of issuances:

•	We have issued Class B Units, which are convertible into common units. As of December 31, 2016, there were 12,983,333 Class B Units outstanding.

•	We conducted multiple issuances of common units, including in the unit-for-share acquisition of Crude Carriers in 2011, in public offerings on an SEC-registered basis or to our General Partner or Capital Maritime in private placements.

•	In August 2014, following approval obtained from our limited partners at our 2014 annual meeting, we amended and restated our Omnibus Incentive Compensation Plan, adopted in April 2008 (the “Plan”), to increase the maximum number of restricted units authorized for issuance thereunder from 800,000 to 1,650,000. 850,000 restricted units were issued under the Plan in December 2015 and 699,168 remained unvested as of December 31, 2016.

•	In September 2016, we entered into an equity distribution agreement under which we may sell, from time to time, new common units having an aggregate offering amount of up to $50.0 million. As of December 31, 2016, we have issued an aggregate of 1.4 million new common units in this ATM offering translating into net proceeds of $4.5 million (before offering expenses). We may make additional such issuances in the future.

The issuance by us of additional units or other equity securities of equal or senior rank may have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	the relative voting power of each previously outstanding unit may be diminished; and

•	the market price of the units may decline.

Our General Partner has a limited call right that may require you to sell your units at an undesirable time or price.

If at any time our General Partner and its affiliates own more than 90% of the units of a class, our General Partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the units of such class held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units.

You may not have limited liability if a court finds that unitholder action constitutes control of our business.

As a limited partner in a partnership organized under the laws of the Republic of the Marshall Islands, you could be held liable for our obligations to the same extent as a General Partner if a court determines that you “participated in the control” of our business (and the person who transacts business with us reasonably believes, based on the limited partner’s conduct, that the limited partner is a general partner). Our General Partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities. In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business. Please read “Item 10B: Memorandum and Articles of Association—The Partnership Agreement—Limited Liability” for a more detailed discussion of the implications of the limitations on liability to a unitholder.

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

An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular, for yield based equity investments such as our units. Any such increase in interest rates or reduction in demand for our units resulting from other relatively more attractive investment opportunities may cause the trading price or the market value of our units to decline.

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

Our affairs are governed by our partnership agreement and the MILPA. The provisions of the MILPA resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The MILPA also provides that it is to be applied and construed to make the laws of the Marshall Islands, with respect to the subject matter of the MILPA, as it relates to nonresident limited partnerships, such as us, uniform with the laws of the State of Delaware and, so long as it does not conflict with the MILPA or decisions of the High and Supreme Courts of the Republic of the Marshall Islands, the non-statutory law (or case law) of the State of Delaware is adopted as the law of the Marshall Islands. However, there have been few, if any, judicial cases in the Republic of the Marshall Islands interpreting the MILPA. For example, the rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Although the MILPA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware, our public unitholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling unitholders than would shareholders of a limited partnership organized in a U.S. jurisdiction.

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

We believe we can conduct our activities in a manner so that our unitholders should not be considered to be carrying on business in Greece solely as a consequence of acquiring, holding, disposing of or participating in the redemption of our units. However, the question of whether either we or any of our subsidiaries will be treated as carrying on business in any country, including Greece, will largely be a question of fact determined through an analysis of contractual arrangements, including the management and the administrative services agreements we have entered into with Capital Ship Management, and the way we conduct business or operations, all of which may change over time. The laws of Greece or any other foreign country may also change, which could cause the country’s taxing authorities to determine that we are carrying on business in such country and are subject to its taxation laws. See also “Item 3.D: Risk Factors—Risks Relating to Financing Activities—Risks arising from the political situation in Greece”. Any foreign taxes imposed on us or any subsidiaries or the increase of any tonnage tax will reduce our cash available for distribution.

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

We completed our IPO in April 2007. Upon our IPO, our fleet consisted of eight vessels, as compared to the 36 vessels currently in our fleet.

In February 2010, we completed the issuance of 5,800,000 common units at a public offering price of $8.85 per common unit. An additional 481,578 common units were subsequently sold at the same price following the partial exercise of the overallotment option granted to the underwriters for the offering. The net proceeds from the offering were used to acquire one MR tanker at an acquisition price of $43.0 million and for general partnership purposes.

In August 2010, we completed the issuance of 5,500,000 common units at a public offering price of $8.63 per common unit. An additional 552,254 common units were subsequently sold at the same price following the partial exercise of the overallotment option granted to the underwriters. The net proceeds from the offering were used to acquire one MR tanker at an acquisition price of $43.5 million and for general partnership purposes.

In May 2011, we entered into a definitive agreement to merge with Crude Carriers Corp. (“Crude Carrier”), a corporation organized under the laws of the Republic of Marshall Islands and managed by Capital Maritime, in a unit-for-share transaction. In September 2011, we completed the merger, as a result of which Crude Carrier became our wholly owned subsidiary. In connection with the merger, we issued 24,967,240 common units to holders of Crude Carriers’ shares.

In June 2011, we completed the acquisition of the company owning the M/V Cape Agamemnon and the attached charter from Capital Maritime. The vessel is under a charter with Cosco for a ten-year period, which commenced in July 2010. The acquisition was funded through $1.5 million from available cash and the incurrence of $25.0 million of debt under our 2011 credit facility. We also issued 6,958,000 common units to Capital Maritime.

In September 2011, pursuant to the terms of our merger agreement with Crude Carriers, we amended and restated the omnibus agreement with Capital Maritime. Please read “Item 7.B: Related-Party Transactions—Omnibus Agreement with Capital Maritime”.

In June 2012, we issued 15,555,554 Class B Units to a group of investors, including Capital Maritime, at price of $9.00 per unit. The Class B Units pay fixed quarterly cash distribution of $0.21375 per unit representing an annualized distribution yield of 9.5%. The net proceeds of the transaction, together with part of our cash balances, were used to prepay debt in the amount of $149.6 million.

In connection with the issuance and sale of the Class B Units, we adopted an amendment to our partnership agreement, dated as of May 22, 2012 (the “Second Amendment to the Partnership Agreement”), which established and set forth the rights, preferences, privileges, duties and obligations of the Class B Units. The Class B Units have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent a registration statement or exemption from registration.

In March 2013, we issued 9,100,000 Class B Units to a group of investors, including Capital Maritime, at a price of $8.25 per unit. In this connection, we adopted a further amendment to our limited partnership agreement, dated as of March 19, 2013 (the “Third Amendment to the Partnership Agreement”), which amends some of the rights, preferences and privileges of the Class B Units.

The net proceeds of the transaction, together with approximately $54.0 million from our existing 2008 credit facility and part of our cash balances, were used for the acquisition of two 5,023 TEU container vessels, the M/V ‘Hyundai Premium’ and M/V ‘Hyundai Paramount’, for a total consideration of $130.0 million. The vessels were originally ordered by Capital Maritime and secured a 12-year time charter employment (+/- 60 days) with HMM.

Certain holders of Class B Units, including Capital Maritime, have since converted an aggregate of 11,672,221 Class B Units.

In November 2012, one of our charterers, OSG, and certain of its subsidiaries made a voluntary filing for relief under Chapter 11 of the U.S. Bankruptcy Code. At the date of the filing, we had three IMO II/III Chemical/Product tankers (the M/T Alexandros II, the M/T Aristotelis II and the M/T Aris II) on long term bareboat charter to OSG subsidiaries. These charters were scheduled to terminate, approximately, in November 2017, April 2018 and June of 2018, respectively. We agreed to enter into new charters with OSG on substantially the same terms as the prior charters, but at reduced bareboat charter rate. In May 2013, we filed six claims for a total of $54.1 million against each of the three charterers and their respective three guarantors for damages resulting from the rejection of each of the prior charters. We sold our rights under these claims to Deutsche Bank Securities Inc.

In August 2013, we issued 11,900,000 common units at a public offering price of $9.25 per common unit. An additional 1,785,000 common units were subsequently sold at the same price following the full exercise of the overallotment option granted to the underwriters. Capital GP L.L.C., our General Partner, participated in both the offering and the exercise of the overallotment option and purchased 279,286 units at the public offering price. The net proceeds from the offering, together with $75.0 million from our 2013 credit facility and part of our cash balances, were used to acquire three 5,023 TEU container vessels, the M/V Hyundai Prestige, the M/V Hyundai Privilege and the M/V Hyundai Platinum, from Capital Maritime for an aggregate purchase price of $195.0 million.

2016 Developments

Acquisition of the M/T Amor

On October 24, 2016, we acquired from Capital Maritime the shares of the company owning the M/T Amor for a total consideration of $16.9 million comprising $16.0 million in cash and the issuance of 283,696 new common units to Capital Maritime, reflecting the fair value of M/T Amor of $31.6 million and the fair value of the time charter attached to the vessel of $1.1 million, less the assumption of a $15.8 million term loan under a credit facility previously arranged by Capital Maritime. The term loan is non-amortizing for a period of two years from the anniversary of the delivery of the M/T Amor with an expected final maturity date in November 2022 and has an interest margin of 2.50%. For further information on our existing facilities, please see “Item 5.B. Liquidity and Capital Resources—Borrowings—Our Credit Facilities”.

At-the-market Offering

In September 2016, the Partnership entered into an equity distribution agreement with UBS Securities LLC (“UBS”) under which the Partnership may sell, from time to time through UBS, as its sales agent, new common units having an aggregate offering amount of up to $50.0 million. We intend to use the net proceeds from the sales of new common units, after deducting the sales agent’s commissions and our offering expenses, for general partnership purposes, which may include, among other things, the acquisition of new vessels, the repayment or refinancing of all or a portion of our outstanding indebtedness and funding of working capital requirements or capital expenditures. For the period between the launch of the ATM offering and December 31, 2016, we issued an aggregate of 1.4 million new common units translating into net proceeds of $4.5 million (before offering expenses).

HMM restructuring agreement & disposal of HMM Shares

HMM, the charterer of five of our container vessels and one of our largest counterparties in terms of revenue, completed a financial restructuring in July 2016. In this connection, our subsidiaries owning vessels under charter with HMM entered into a charter restructuring agreement with HMM on July 15, 2016. This agreement provides for the reduction of the charter rate payable under the respective charter parties by 20% to $23,480 per day (from a gross daily rate of $29,350) for a three and a half year period starting in July 2016 and ending in December 2019. The total charter rate reduction for the Charter Reduction Period is approximately $37.0 million. The charter restructuring agreement further provides that at the end of the Charter Reduction Period, the charter rate under the respective charter parties will be restored to the original gross daily rate of $29,350 until the expiry of each charter in 2024 and 2025. As compensation for the charter rate reduction, we received approximately 4.4 million HMM common shares, which we sold on the Stock Market Division of the Korean Exchange for aggregate consideration of $29.7 million in August 2016.

Delivery of M/V CMA CGM Magdalena

Pursuant to the Master Vessel Acquisition Agreement we entered into on July 24, 2014, the Partnership acquired on February 26, 2016 the shares of the company owning the M/V CMA CGM Magdalena, the last of five Dropdown Vessels that we agreed to acquire from Capital Maritime for a total consideration of $81.5 million. The M/V ‘CMA CGM Magdalena’ is chartered to CMA-CGM S.A. for five years at a gross daily charter rate of $39,250.

2015 Developments

Issuance and Sale of Common Units

In April 2015, we completed the issuance of 14,555,000 common units at an offering price of $9.53 per unit. This total includes 1,100,000 common units sold to our sponsor and 1,755,000 common units sold to the underwriters following partial exercise of the overallotment option. Also in May 2015, our sponsor converted an aggregate of 315,908 common units into general partner units and delivered such units to our General Partner in order for it to maintain its 2% interest in us. Net proceeds, after the deduction of the underwriters’ commission but before expenses, relating to the offering were $133.3 million. The proceeds were used to prepay the quarterly amortization installments scheduled for 2016 and the first quarter of 2017 under our 2007, 2008 and 2011 credit facilities and to pay related fees and expenses and for general partnership purposes.

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

Delivery of Dropdown Vessels

On July 24, 2014, we entered into a Master Vessel Acquisition Agreement with our sponsor, Capital Maritime (the “Master Vessel Acquisition Agreement”), pursuant to which we agreed to acquire the Dropdown Vessels for an aggregate purchase price of $311.5 million. Between March and September 2015, we took delivery of the M/T Active, the M/V CMA CGM Amazon, the M/T Amadeus and the M/V CMA CGM Uruguay. Further to the Master Vessel Acquisition Agreement, the Partnership has a right of first refusal over six newbuild eco medium range product tankers built by Samsung Heavy Industries (Ningbo) Co. Ltd. including M/T Amor which was delivered in October 2016.

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

Amendment to the Partnership Agreement

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

Issuance and Sale of Common Units

In September 2014, we completed the issuance of 15,000,000 common units at a public offering price of $10.53 per common unit. An additional 2,250,000 common units were subsequently sold on the same terms following the full exercise of the overallotment option granted to the underwriters. Also in September 2014, our sponsor converted an aggregate of 358,624 common units into general partner units and delivered such units to our General Partner in order for it to maintain its 2% interest in us. Net proceeds, after the deduction of the underwriters’ commission but before expenses, relating to the offering were $173.9 million. The net proceeds from the offering were used to repurchase from Capital Maritime 5,950,610 common units at an aggregate price of $60.0 million, and to cancel such common units. The remaining proceeds were used to partially fund the $311.5 million aggregate purchase price for the Dropdown Vessels and for general partnership purposes.

Amendment to our Omnibus Incentive Compensation Plan

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

B.	Business Overview

We are an international owner of tanker, container and drybulk vessels. Our fleet of 36 modern high specification vessels (2.6 million dwt) with an average age of approximately 7.4 years as of December 31, 2016, consists of four Suezmax crude oil tankers, twenty one modern MR tankers, all of which are classed as IMO II/III vessels, ten post-panamax container carrier vessels and one Capesize bulk carrier. Our vessels are capable of carrying a wide range of cargoes, including crude oil, refined oil products such as gasoline, diesel, fuel oil and jet fuel, edible oils and certain chemicals, such as ethanol, as well as dry cargo and containerized goods. As of December 31, 2016, all our vessels were chartered under medium- to long-term time and bareboat charters with a revenue weighted average remaining term of approximately 5.6 years to large charterers such as BP Shipping Limited, CMA CGM, Petrobras, Pacific International Lines (Pte) Ltd , Cargill International S.A. (“Cargill”) subsidiaries of INSW, HMM, CSSA S.A. (Total S.A.), Empresa Publica Flota Petrolera Ecuatoriana EP Flopec (“Flopec”), Cosco, Repsol Trading S.A. (“Repsol”), Stena Bulk A.B. (“Stena Bulk”) and Capital Maritime. All our time and bareboat charters provide for the receipt of a fixed base rate for the life of the charter, and in the case of two of our time charters, also provide for profit sharing arrangements in excess of the base rate. Please see “Item 4B: Business Overview—Our Charters—Profit Sharing Arrangements” for a detailed description of how profit sharing is calculated. As of December 31, 2016, the Marinakis family, including Evangelos M. Marinakis, our former chairman, may be deemed to beneficially own on a fully converted basis a 16.7% interest in us (18.5% on a non-fully converted basis), through, among others, Capital Maritime.

Business Strategies

Our primary business objective is to pay a sustainable quarterly distribution for our common units and Class B Units and to increase our distributions on our common units over time while maintaining a strong financial position and an appropriate level of liquidity for the proper conduct of our business. Our objective involves the following business strategies:

•	Maintain medium- to long-term fixed charters. We believe that the medium- to long-term, fixed-rate nature of our charters and our cost efficient ship management operations under our agreements with Capital Ship Management contribute to providing visibility of revenues and cash flows in the medium- to long-term. As of December 31, 2016, all vessels were chartered under medium- to long-term time and bareboat charters with a revenue weighted average remaining term of approximately 5.6 years. As these vessels come up for re-chartering, we will seek to redeploy them under period contracts that reflect our expectations of prevailing market conditions. We will continue to evaluate growth opportunities across all shipping sectors. We believe that the overall young age and diversified profile of our fleet, the high specifications of our vessels and our Manager’s ability to meet the rigorous vetting requirements of some of the world’s most selective major international oil companies and major charterers in the tanker, drybulk and container sectors will position us favorably to continue to secure medium- to long-term charters for our vessels.

•	Expand our relationships with both current and new charterers and capitalize on our relationship with Capital Maritime. We aim to expand our relationships with current and new charterers and to take advantage of our charterers’ diverse shipping requirements. We also believe that we can leverage our relationship with Capital Maritime and its ability to meet the rigorous vetting and selection processes of leading oil companies, as well as other charterers in the tanker, drybulk and container sectors, in order to attract new charterers for our fleet and increase the product, customer, geography and maturity diversity of our portfolio. We also believe that Capital Maritime will remain a strong chartering option.

•	Expand our fleet through opportunistic and accretive acquisitions. Our fleet currently consists of 36 vessels with an aggregate of 2.6 million deadweight tonnage, as compared to eight vessels with 0.3 million deadweight tonnage at the time of our IPO in 2007. Subject to our ability to obtain required financing and access financial markets, we intend to continue to evaluate potential acquisitions of both newbuilds and second-hand vessels in order to make opportunistic acquisitions for our fleet while maintaining a strong balance sheet. We also intend to take advantage of opportunities afforded to us by our relationship with our sponsor, Capital Maritime. As of the date hereof, Capital Maritime controls a total of 19 vessels in the water and on order, including five additional product tanker vessels for which we have a right of first refusal pursuant to the Master Vessel Acquisition Agreement. For future acquisitions, we may consider moderate increases in our overall leverage, either through debt or equity financing, provided that we are able to maintain low breakeven rates and deliver steady distributions to our unitholders. In addition, we may pursue opportunities for acquisitions of, or combinations with, other shipping businesses.

•	Maintain a strong balance sheet. While we seek to finance our vessels and future vessel acquisitions through a mix of debt, equity financing and current cash balances, we intend to maintain a moderate level of leverage over time. We have taken measures aiming to fund the amortization of our external debt through internally generated cash flow through the end of 2018. By maintaining moderate levels of leverage and pre-funding amortization requirements through the end of 2018, we aim to retain greater flexibility than more leveraged competitors, maintain lower breakeven rates and deliver sustainable distributions to our unitholders. In addition, charterers have increasingly favored financially solid vessel owners, and we believe that maintaining a strong balance sheet will help us access more favorable chartering opportunities, as well as give us a competitive advantage in pursuing vessel acquisitions.

•	Maintain and build on our ability to meet rigorous industry and regulatory safety standards. We believe that in order for us to be successful in growing our business, we need to maintain our vessel safety record and build on our high level of customer service and support. Our Manager, Capital Ship Management, has a strong record of vessel safety and compliance with rigorous health, safety and environmental protection standards, and is also committed to providing our customers with a high level of customer service and support.

Competitive Strengths

We believe that we are well-positioned to execute our business strategies because of the following competitive strengths:

•	Well-established relationships with our counterparties and with Capital Maritime. We believe our strong relationships with our counterparties, some of which have chartered vessels from us since our IPO in 2007, provide a platform for the growth of our business and operating cash flow. We have established longstanding relationships with large well-known charterers, such as CMA CGM, Petrobras, HMM, BP, Total S.A., and Repsol. Because of our existing relationships, we believe that we are well situated to further develop our medium- to long-term charter relationships with leading charterers in the shipping industry. Our business also benefits from our unique relationship with Capital Maritime, our sponsor, which has a well-established reputation and safety and environmental track record within the shipping industry, a substantial newbuilding orderbook and strong relationships with many of the world’s leading oil companies, commodity traders, container operators and shipping companies. We also benefit from Capital Maritime’s expertise in technical fleet management and its track record of meeting the rigorous vetting requirements of some of the world’s most selective major international oil companies and other charterers in the drybulk and container sectors.

•	Diversified revenue stream. Since our IPO in 2007, our fleet has grown from eight to 36 vessels as of December 31, 2016, comprising twenty one IMO II/III MR product tankers, ten neo-panamax container vessels, four Suezmax crude oil tankers and one Capesize dry bulk vessel. We believe that our exposure to the product, crude, container and bulk shipping sectors provides us with a diversified revenue stream, with a view to enhancing the stability of our revenue and cash flow.

•	Revenue and cash flow visibility and stability. As a number of our vessels are chartered under medium and long-term contracts, we benefit from revenue and cash flow visibility. Also, many of our charters expire on a staggered basis, which we believe contributes towards cash flow stability. As our vessels come up for re-chartering, we will seek to redeploy them under contracts that reflect our expectations of prevailing market conditions. As of December 31, 2016, our average remaining charter duration was 5.6 years. In addition, we have 82% and 48% charter coverage for 2017 and 2018 respectively.

•	High specification fleet. Our vessels were primarily constructed by reputable Japanese and South Korean shipyards to high specifications and have an average age of 7.4 years as of December 31, 2016. The twenty one medium range tankers that form part of our fleet are all classed as IMO II/III vessels, which, in addition to the Ice Class 1A classification notation of many of our vessels, the wide range in size and geographic flexibility of our fleet and our compliance with existing regulatory standards, are attractive to our charterers, providing them with a high degree of flexibility in the types of cargoes and variety in the trade routes they may choose as they employ our fleet. We believe that these characteristics of our product tankers position us to take advantage of the positive long-term demand fundamentals in the product tanker business. In addition, eight of our existing container vessels are ‘eco, wide beam’ type and have an increased cargo intake and reduced bunker consumption as compared to older vessel designs, and are able to transit the new Panama Canal locks. We believe that these characteristics make our containerships more attractive to charterers.

•	Strong balance sheet, cost efficient operations and acquisition funding. We believe that we have maintained a strong balance sheet and that, subject to our ability to obtain required financing and access financial markets, our financial strength positions us favorably to continue to make opportunistic acquisitions and grow our business with charterers as they seek financially sound counterparties for long-term contracts. We also believe that we have a long history of cost efficient ship management with consistent cost performance due to our outsourcing of our vessel management and operations to our Manager.

Our Customers

We provide marine transportation services under medium- to long-term time charters or bareboat charters with a range of counterparties:

•	CMA CGM, a French container transportation and shipping company. With a fleet of 536 vessels and a combined capacity of 2.4 million TEUs, it serves more than 420 of the world’s 521 commercial ports.

•	Petrobras, a semi-public Brazilian multinational energy corporation that is a significant oil producer. It also owns oil refineries, oil tankers, and is a major distributor of oil products.

•	Stena Bulk, a Swedish tanker shipping company that operates a fleet of tankers worldwide.

•	Hyundai Merchant Marine Co. Ltd, an integrated logistics company, operating around 130 state-of-the-art vessels. HMM has worldwide global service networks, diverse logistics facilities, leading IT shipping related systems, a professional highly trained staff and a continual effort to provide premiere transportation services.

•	BP Shipping Limited, the shipping affiliate of BP, one of the world’s largest producers of crude oil and natural gas. BP has exploration and production interests in almost 80 countries. BP Shipping Limited provides all logistics for the marketing of BP’s oil and gas cargoes.

•	International Seaways, Inc., a provider of ocean transportation services for crude oil and refined petroleum products (formerly knowns as OSG International, Inc.). INSW was a wholly owned subsidiary of OSG that was spun off in November 2016. Currently, INSW owns or operates a fleet of 55 vessels aggregating 6.5 million deadweight tons and 864,800 cubic meters, including seven vessels that have been chartered-in under operating leases.

•	CSSA S.A. (Total S.A.), the shipping affiliate of Total S.A., the fourth largest publicly-traded integrated international oil and gas company in the world. Total S.A. is a multinational energy company with more than 100,000 employees, and operations in more than 130 countries.

•	Cosco Bulk Carrier Co. Ltd., a subsidiary of China COSCO Shipping Corporation Limited (COSCO Group), which is one of the largest drybulk and container owners and operators globally. The COSCO Group, listed on the Hong Kong Stock Exchange, formed by the merger of COSCO and China Shipping is believed to be China’s largest group specializing in global shipping, modern logistics and ship building and repairing. COSCO Group currently owns and controls over 800 modern merchant vessels with a total tonnage of 56 million dwt and an annual carrying capacity of more than 400 million tons.

•	Repsol Trading S.A., a subsidiary of Repsol S.A., an oil and gas conglomerate that operates in 30 countries, produces more than 1 million barrels a day from its oil fields, has a total installed capacity of 1.2 million barrels a day in its 10 refineries and sells its products through 7,250 service stations around the world.

•	Cargill International S.A., a multinational corporation with operations in 70 countries providing food, agriculture, financial and industrial products and services.

•	Pacific International Lines (PTE) Ltd., a company ranked 14th amongst the top containership operators in the world, offering container liner services and multi-purpose services at over 500 locations in 100 countries worldwide, employing about 18,000 employees worldwide.

•	Empresa Publica Flota Petrolera Ecuatoriana EP Flopec, a company transporting oil and other natural strategic resources for the State of Ecuador. It manages the operations of 100% of exports and imports of hydrocarbons maritime transport to and from the state of Ecuador and 25% of the regional market.

•	Capital Maritime & Trading Corp., an established, diversified shipping company with activities in the sea transportation of wet (crude oil, oil products, chemicals), container and dry cargoes worldwide with a long history of operating and investing in the shipping markets.

The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.

Our Management Agreements

We have entered into three separate technical and commercial management agreements with our Manager, Capital Ship Management, a subsidiary of Capital Maritime, for the management of our fleet. Each vessel in our fleet is managed under the terms of one of the following three agreements:

•

Fixed fee management agreement: At the time of our IPO, we entered into an agreement with our Manager under which our Manager has agreed to provide us with certain commercial and technical management services for a fixed daily fee per managed vessel. The fixed daily fee covers the commercial and technical management services, the respective vessel’s operating costs, such as crewing, repairs and maintenance, insurance, stores, spares and lubricants, and the cost of the first special survey or next scheduled drydocking of each managed vessel. In addition to the fixed daily fees payable under the management agreement, Capital Ship Management is entitled to supplementary compensation for extraordinary fees and costs (as described in the agreement) of any additional direct and indirect expenses it reasonably incurs in providing these services, which may vary from time to time. We also pay a fixed daily fee per bareboat chartered vessel in our fleet, mainly to cover compliance and commercial costs, which includes those costs incurred by our Manager to remain in compliance with the oil majors’ requirements, including vetting requirements.

•	Floating fee management agreement: In June 2011, we entered into an agreement with our Manager under which we are charged actual expenses incurred by our Manager. Under the terms of this agreement, we compensate our Manager for expenses and liabilities incurred on our behalf while providing the agreed services to us, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled drydocking are borne by us and not by our Manager. We also pay our Manager a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index.

•	Crude Carriers management agreement: In September 2011, we completed our merger with Crude Carriers. Currently, three of the five crude tanker vessels we acquired as part of the merger continue to be managed under a management agreement entered into in March 2010, as amended, with Capital Ship Management whose initial term expires on December 31, 2020. Under the terms of this agreement we compensate our Manager for all of its expenses and liabilities incurred on our behalf while providing the agreed services to us, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating and administrative costs. Until December 31, 2016 we also paid our Manager the following fees: (a) a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index; (b) a sale and purchase fee equal to 1% of the gross purchase or sale price upon the consummation of any purchase or sale of a vessel acquired by Crude Carriers and (c) a commercial services fee equal to 1.25% of all gross charter revenues generated by each vessel for commercial services rendered. Our Manager has agreed to waive the sale and purchase fee as well as the commercial services fee from January 1, 2017 onwards. Our Manager has the right to terminate the Crude Carriers management agreement and, under certain circumstances, could receive substantial sums in connection with such termination; however, even if our board of directors or our unitholders are dissatisfied with the Manager, there are limited circumstances under which we can terminate this management agreement. This termination fee was initially set at $9.0 million in March 2010 and increases on each one-year anniversary during which the management agreement remains in effect (on a compounding basis) in accordance with the total percentage increase, if any, in the United States Consumer Price Index over the immediately preceding 12 months. Since March 2016, this termination fee has been $9.9 million.

We expect that as the fixed fee management agreement expires for the five remaining vessels to which it currently applies, these vessels will be managed under floating fee management agreements on terms similar to those currently in place. We expect that new acquisitions we may make in the future will also be managed under similar floating fee management agreements. Under the terms of all three agreements, Capital Ship Management may either provide these services directly to us or subcontract them to other entities, including other Capital Maritime subsidiaries.

The table below sets out, as of December 31, 2016, the management agreement under which each vessel in our fleet is managed.

Vessel Name	Fixed fee management agreement	Floating fee management agreement	Crude management agreement
M/T Atlantas II (M/T British Ensign)	until Sep 27, 2016	since Sep 28, 2016	—
M/T Assos	until Apr 22, 2014	since Apr 23, 2014	—
M/T Aktoras (M/T British Envoy)	X	—	—
M/T Agisilaos	—	X	—
M/T Arionas	—	X	—
M/T Avax	—	X	—
M/T Aiolos (M/T British Emissary)	X	—	—
M/T Axios	—	X	—
M/T Atrotos	until Apr 26, 2014	since Apr 27, 2014	—
M/T Akeraios	—	X	—
M/T Apostolos	—	X	—
M/T Anemos I	—	X	—
M/T Alexandros II (M/T Overseas Serifos)	X	—	—
M/T Amore Mio II	until May 18, 2014	since May 19, 2014	—

Vessel Name	Fixed fee management agreement	Floating fee management agreement	Crude management agreement
M/T Aristotelis II (M/T Overseas Sifnos)	X	—	—
M/T Aris II (M/T Overseas Kimolos)	X	—	—
M/T Ayrton II	until Mar 31, 2014	since Apr 1, 2014	—
M/T Alkiviadis	until Sep 30, 2015	since Oct 1, 2015	—
M/V Cape Agamemnon	—	X	—
M/T Miltiadis M II	—	—	X
M/T Amoureux	—	—	X
M/T Aias	—	—	X
M/V Agamemnon	—	X	—
M/V Archimidis	—	X	—
M/V Hyundai Prestige	—	X	—
M/V Hyundai Premium	—	X	—
M/V Hyundai Paramount	—	X	—
M/V Hyundai Privilege	—	X	—
M/V Hyundai Platinum	—	X	—
M/T Aristotelis	—	X	—
M/T Active	—	X	—
M/V CMA CGM Amazon	—	X	—
M/T Amadeus	—	X	—
M/V CMA CGM Uruguay	—	X	—
M/V CMA CGM Magdalena	—	X	—
M/T Amor	—	X	—

Our Fleet

At the time of our IPO on April 3, 2007, our fleet consisted of eight vessels. Since that date, the size of our fleet has expanded in terms of both number of vessels and carrying capacity. Our fleet currently consists of 36 vessels of various sizes with an average age of approximately 7.4 years and average remaining term under our charters of approximately 5.6 years (each, as of December 31, 2016).

We intend to continue to take advantage of our unique relationship with Capital Maritime and, subject to prevailing shipping, charter and financial market conditions and the approval of our board of directors, make strategic acquisitions in the medium to long term in a prudent manner that is accretive to our unitholders and to long-term distribution growth. Please read “Item 4A: History and Development of the Partnership—2015 Developments—Delivery of Dropdown Vessels” for a more detailed description of the right of first refusal Capital Maritime granted to us with respect to the acquisition of additional product tanker vessels. In addition, we may pursue opportunities for acquisitions of, or combinations with, other shipping businesses. Pursuant to the amended and restated omnibus agreement we have entered into with Capital Maritime in connection with our merger with Crude Carriers, Capital Maritime has granted us a right of first offer for any product tanker in its fleet with carrying capacity of over 30,000 dwt under time or bareboat charter with a remaining duration of at least twelve months. Capital Maritime is, however, under no obligation to fix any of these vessels under charters of longer than twelve months. Please read “Item 7B: Related-Party Transactions” for a detailed description of our amended and restated omnibus agreement with Capital Maritime.

The table below provides summary information as of December 31, 2016 about the vessels in our fleet, as well as their delivery date or expected delivery date to us and their employment, including earliest possible redelivery dates of the vessels and relevant charter rates. The table also includes the daily management fee and approximate expected termination date of the respective management agreement with Capital Ship Management with respect to each vessel. Sister vessels, which are vessels of similar specifications and size typically built at the same shipyard, are denoted by the same letter in the table. We believe that sister vessels provide a number of efficiency advantages in the management of our fleet.

All of the vessels in our fleet are or were designed, constructed, inspected and tested in accordance with the rules and regulations of Det Norske Veritas, Lloyd’s Register of Shipping (“Lloyd’s”), Bureau Veritas (“BV”) or the American Bureau of Shipping (“ABS”) and were under time or bareboat charters from the time of their delivery.

VESSELS IN OUR FLEET AS OF DECEMBER 31, 2016

Vessel name	Sister Vessels [1]	Year built	DWT - TEU[15]	OPEX (per day)[2]	Management Agreement Expiration	Charter Duration/ Type [3]	Expiry of Charter [4]	Daily Charter Rate (Net)	Profit Share [5]	Charterer [6]	Description
PRODUCT TANKERS
Atlantas II	A	2006	36,760	Floating	Sep 2021	1-yr TC	Aug 2017	$12,838		CMTC	Ice Class 1A IMO II/III Chem./Prod.
Aktoras [7]	A	2006	36,759	$500	Feb 2017	10.6-yr BC	Jan 2017	$7,250		BP	Ice Class 1A IMO II/III Chem./Prod.
Aiolos [7]	A	2007	36,725	$500	Jan 2017	10-yr BC	Feb 2017	$7,000		BP	Ice Class 1A IMO II/III Chem./Prod.
Agisilaos (11)	A	2006	36,760	Floating	Dec 2021	3-yr TC	Nov 2018	$18,288		FLOPEC	Ice Class 1A IMO II/III Chem./Prod.
Arionas 11 12	A	2006	36,725	Floating	Aug 2021	1-yr TC	Dec 2017	$10,863		CMTC	Ice Class 1A IMO II/III Chem./Prod.
Axios	B	2007	47,872	Floating	Jun 2017	3-yr TC	May 2018	$15,015		PETROBRAS	Ice Class 1A IMO II/III Chem./Prod.
Avax	B	2007	47,834	Floating	Apr 2017	3-yr TC	May 2018	$15,015		PETROBRAS	Ice Class 1A IMO II/III Chem./Prod.
Akeraios	B	2007	47,781	Floating	Aug 2017	3-yr TC	Mar 2019	$17,306		PETROBRAS	Ice Class 1A IMO II/III Chem./Prod.
Anemos I	B	2007	47,782	Floating	Dec 2017	3-yr TC	Dec 2018	$17,306		PETROBRAS	Ice Class 1A IMO II/III Chem./Prod.
Apostolos	B	2007	47,782	Floating	Sep 2017	3-yr TC	Dec 2018	$17,306		PETROBRAS	Ice Class 1A IMO II/III Chem./Prod.
Alexandros II [8]	C	2008	51,258	$250	Mar 2018	10.6-yr BC	Jun 2018	$6,600		INSW	IMO II/III Chem./Prod.
Aristotelis II [8]	C	2008	51,226	$250	June 2018	10.2-yr BC	Jun 2018	$6,600		INSW	IMO II/III Chem./Prod.
Aris II [8]	C	2008	51,218	$250	Aug 2018	10-yr BC	Jun 2018	$6,600		INSW	IMO II/III Chem./Prod.
Ayrton II	C	2009	51,260	Floating	Apr 2019	2-yr TC	Jan 2018	$17,775		CMTC	IMO II/III Chem./Prod.
Atrotos	B	2007	47,786	Floating	Apr 2019	3-yr TC	Nov 2018	$17,306		PETROBRAS	Ice Class 1A IMO II/III Chem./Prod.
Alkiviadis	A	2006	36,721	Floating	Oct 2020	1-yr TC	Jul 2017	$13,134		CSSA	Ice Class 1A IMO II/III Chem./Prod.
Assos	B	2006	47,872	Floating	Apr 2019	3-yr TC	Mar 2018	$15,015		PETROBRAS	Ice Class 1A IMO II/III Chem./Prod.
Aristotelis[13]	B	2013	51,604	Floating	Nov 2018	1-yr TC	Dec 2017	$13,578		CMTC	Eco IMO II/III Chem./Prod.
Active	J	2015	50,136	Floating	Mar 2020	2-yr TC	May 2017	$17,258		CARGILL	Eco IMO II/III Chem.Prod.
Amadeus	J	2015	50,108	Floating	Jun 2020	2-yr TC	May 2017	$16,788	✓	CMTC	Eco IMO II/III Chem.Prod.
Amor [10]	J	2015	49,999	Floating	Oct 2021	2-yr TC	Oct 2017	$17,063		CARGILL	Eco IMO II/III Chem.Prod.
CRUDE TANKERS
Amoureux	D	2008	149,993	Crude	Dec 2020	2-yr TC	Mar 2017	$28,638		STENA	Crude Oil Suezmax
Aias	D	2008	150,393	Crude	Dec 2020	3-yr TC	Jan 2018	$25,506		REPSOL	Crude Oil Suezmax
Amore Mio II	E	2001	159,982	Floating	May 2019	0.9-yr TC	Jun 2017	$20,738		CMTC	Crude Oil Suezmax
Miltiadis M II	F	2006	162,397	Crude	Dec 2020	0.9-yr TC	Jun 2017	$25,000		CMTC	Ice Class 1A Crude Oil Suezmax

VESSELS IN OUR FLEET AS OF DECEMBER 31, 2016

Vessel name	Sister Vessels [1]	Year built	DWT -TEU[15]	OPEX (per day)[2]	Management Agreement Expiration	Charter Duration/ Type [3]	Expiry of Charter [4]	Daily Charter Rate (Net)	Profit Share [5]	Charterer [6]	Description
DRYBULK VESSEL
Cape Agamemnon[16]	G	2010	179,221	Floating	Jun 2021	10-yr TC	Jun 2020	$40,090		COSCO	Cape Size Dry Cargo
CONTAINER CARRIER VESSELS
Archimidis [14]	H	2006	108,892 – 8,266 TEU	Floating	Dec 2017	1-yr TC	Mar 2017	$8,838		PIL	Container Carrier
Agamemnon [14]	H	2007	108,892 – 8,266 TEU	Floating	Dec 2017	1-yr TC	Apr 2017	$8,838		PIL	Container Carrier
Hyundai Prestige [9]	I	2013	63,010 – 5,023 TEU	Floating	Sep 2018	12-yr TC	Dec 2024	$22,893		HMM	Eco Wide Beam Container Carrier
Hyundai Premium [9]	I	2013	63,010 – 5,023 TEU	Floating	Apr 2018	12-yr TC	Jan 2025	$22,893		HMM	Eco Wide Beam Container Carrier
Hyundai Paramount [9]	I	2013	63,010 – 5,023 TEU	Floating	Apr 2018	12-yr TC	Feb 2025	$22,893		HMM	Eco Wide Beam Container Carrier
Hyundai Privilege [9]	I	2013	63,010 – 5,023 TEU	Floating	Sep 2018	12-yr TC	Mar 2025	$22,893		HMM	Eco Wide Beam Container Carrier
Hyundai Platinum [9]	I	2013	63,010 – 5,023 TEU	Floating	Sep 2018	12-yr TC	Apr 2025	$22,893		HMM	Eco Wide Beam Container Carrier
CMA CGM Amazon	K	2015	115,534 – 9,288 TEU	Floating	Jun 2020	5-yr TC	May 2020	$38,759		CMA CGM	Eco-Flex, Wide Beam Container
CMA CGM Uruguay	K	2015	115,639 – 9,288 TEU	Floating	Sep 2020	5-yr TC	Aug 2020	$38,759		CMA CGM	Eco-Flex, Wide Beam Container
CMA CGM Magdalena	K	2016	115,639 – 9,288 TEU	Floating	Feb 2021	5-yr TC	Jan 2021	$38,759		CMA CGM	Eco-Flex, Wide Beam Container

TOTAL FLEET DWT:		2,643,600 – 69,511 TEU

1	Sister vessels are denoted in the tables by the same letter as follows: (A), (B): these vessels were built by Hyundai MIPO Dockyard Co., Ltd., South Korea; (C): these vessels were built by STX Shipbuilding Co., Ltd., South Korea; (D): these vessels were built by Universal Shipbuilding Corp., Ariake, Japan; (E), (F), (H): these vessels were built by Daewoo Shipbuilding and Marine Engineering Co., Ltd., South Korea; (G): this vessel was built by Sungdong Shipbuilding & Marine Engineering Co., Ltd., South Korea; (I): these vessels were built by Hyundai Heavy Industries Co. Ltd, South Korea; (J): these vessels were built by Samsung Heavy Industries (Ningbo) Co. Ltd.; (K): these vessels were built by Daewoo-Mangalia Heavy Industries S.A.
2	Floating: These vessels are managed under the floating fee management agreement entered into with our Manager. Crude: These vessels managed under the Crude management agreement entered into between Crude and our Manager. The remaining vessels are managed under the fixed fee management agreement entered into with our Manager. For additional details regarding our management agreements please see “Item 4B: Business Overview—Our Management Agreements” above.
3	TC: Time Charter; BC: Bareboat Charter.
4	Earliest possible redelivery date.
5	Product Tankers: 50/50 profit share on actual earnings settled every six months.
6	BP: BP Shipping Ltd. INSW: certain subsidiaries of International Seaways Inc., CMTC: Capital Maritime & Trading Corp. (our Sponsor). COSCO: Cosco Bulk Carrier Co. Ltd., an affiliate of the COSCO Group. HMM: Hyundai Merchant Marine Co. Ltd. CSSA: CSSA S.A. (Total S.A.). CMA CGM: CMA CGM. STENA: Stena Bulk A.B. PETROBRAS: Petroleo Brasileiro S.A. REPSOL: Repsol Trading S.A. CARGILL: Cargill International S.A. PIL: Pacific International Lines (PTE) Ltd Singapore FLOPEC: Empresa Publica Flota Petrolera Ecuatoriana – EP Flopec.
7	For the duration of the BC these vessels have been renamed British Envoy and British Emissary, respectively.

The M/T British Envoy is continuing its bareboat charter with BP at a bareboat rate of $7,250 per day with earliest redelivery in January 2017. The M/T British Emissary is continuing its bareboat charter with BP at a bareboat rate of $7,000 per day with earliest redelivery in February 2017. BP has the option to extend the duration of the charter for up to a further 12 months either as bareboat charter at a bareboat rate of $7,250 per day for the optional period if declared or as time charter at a time charter rate of $14,250 per day if declared.

8	For the duration of the BC, these vessels have been renamed: Overseas Serifos, Overseas Sifnos and Overseas Kimolos. In November 2016 INSW extended the bare boat charters duration up to July 2018 +/- 30 days at a bare boat charter rate of $6,600 per day. INSW has an option to purchase each vessel at the end of the eighth, ninth or tenth year of its charter for $38.0 million, $35.5 million and $33.0 million, respectively, which option is exercisable six months before the date of completion of the relevant year of the charter. The expiration date above may therefore change depending on whether the charterer exercises its purchase option.

9	Each of the companies owning the M/V Hyundai Prestige, the M/V Hyundai Paramount, the M/V Hyundai Premium, the M/V Hyundai Privilege and the M/V Hyundai Platinum entered into a charter restructuring agreement with HMM on July 15, 2016. This agreement provides for the reduction of the charter rate payable under the respective charter parties by 20% to a gross rate of $23,480 per day (from $29,350 per day) for a three and a half year period starting on July 18, 2016 and ending on December 31, 2019. The charter restructuring agreement further provides that at the end of the Charter Reduction Period, the charter rate under the respective charter parties will be restored to the original gross daily rate of $29,350 until the expiry of each charter.
10	On October 24, 2016, we acquired the shares of the vessel-owning company of the M/T Amor. The vessel is employed under a time charter by Cargill that commenced in October 2015 with a duration of two years +/- 30 days at a gross daily rate of $17,500 and, upon termination of the Cargill charter, is expected to be employed by Capital Maritime for an additional two months +/- 15 days at a gross daily rate of $14,000 plus 50/50 profit share.
11	On July 2, 2016, the M/T ‘Agisilaos’ replaced the M/T ‘Arionas’ under the charter party to Flopec at a gross rate of $19,000 per day, as the M/T ‘Arionas’ underwent its scheduled special survey. For the duration of the replacement, Carnation Shipping Company, the company owning the M/T ‘Arionas’ under the charter party to Flopec, acts as disponent owner to M/T ‘Agisilaos’.
12	In December 2016, the M/T Arionas was chartered to CMTC for one year +/- 30 days at a net daily rate of $10,863. The charterer has the option to extend the time charter for an additional one year +/-30 days at a net daily rate of $13,578. The charter commenced in January 2017. The vessel was previously employed in the spot market as it underwent its scheduled special survey in November 2016.
13	In December 2016, the M/T Aristotelis was chartered to CMTC for one year +/- 30 days at a net daily rate of $13,578. The charterer has the option to extend the time charter for an additional one year +/-30 days at a net daily rate of $14,813. The charter commenced in January 2017.
14	The M/V Archimidis and the M/V Agamemnon are employed on time charters with PIL for one year at a net rate of $8,838 per day. The charterer has the option to extend the time charters for an additional one year +/-60 days at a net rate of $19,750 per day. The gross rate for M/V Agamemnon and M/V Archimidis was reduced to $8,450 per day for the period from October 1, 2016 to February 3, 2017 (expected) and from October 1, 2016 to December 20, 2016, respectively pending the installation of Alternative Marine Power (‘AMP’) equipment.
15	DWT: Dead Weight Ton, TEU: Twenty-foot Equivalent Unit
16	We currently maintain insurance to protect us against the loss of income that would result from Cosco’s failure or refusal to pay hire due under the time charter agreement. Under our revenue protection insurance, our insurer has agreed to pay us a maximum amount of $25,000 per day for each day of loss, defined as the difference between the hire contractually payable under the charter party agreement with Cosco and the replacement hire earned or that could be earned by us during the policy period expiring on July 30, 2020. Replacement hire is defined as the greater of the actual hire earned during the policy period and the average hire rate that the M/V Cape Agamemnon, is capable of earning as determined by three independent shipbrokers.

Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In “Item 5F: Contractual Obligations and Contingencies—Critical Accounting Policies—Vessel Lives and Impairment” below, we discuss our policy for recording impairment of the carrying values of our vessels. During the past few years, market values of vessels have been particularly volatile, with substantial declines in many vessel classes. As a result, the charter-free market value of certain of our vessels may have declined below those vessels’ carrying value, even though we would not record an impairment of their carrying value under our accounting impairment policy due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2016 and 2015; (ii) which of our vessels we believe has a charter free market value below its carrying value; and (iii) the aggregate difference between carrying value and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values.

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

Vessels	Date acquired by us	Carrying value as of December 31, 2016 (in millions of United States dollars)		Carrying value as of December 31, 2015 (in millions of United States dollars)
M/T Atlantas	04/04/2007	$19.3	*	$20.6
M/T Assos	04/04/2007 & 08/16/2010	$24.4	*	$26.0	*
M/T Aktoras	04/04/2007	$19.7	*	$20.9
M/T Agisilaos	04/04/2007	$20.2	*	$21.5	*
M/T Arionas	04/04/2007	$20.5	*	$21.7	*
M/T Avax	04/04/2007	$22.9	*	$24.3	*
M/T Aiolos	04/04/2007	$20.5	*	$21.7
M/T Axios	04/04/2007	$23.2	*	$24.6	*
M/T Atrotos	05/08/2007 & 03/01/2010	$23.7	*	$25.2	*
M/T Akeraios	07/13/2007	$23.8	*	$25.2	*
M/T Apostolos	09/20/2007	$26.5	*	$28.0	*
M/T Anemos I	09/28/2007	$26.5	*	$28.0	*
M/T Alexandros II	01/29/2008	$30.9	*	$32.7	*
M/T Amore Mio II	03/27/2008	$47.2	*	$51.2	*
M/T Aristotelis II	06/17/2008	$31.4	*	$33.2	*
M/T Aris II	08/20/2008	$31.7	*	$33.4	*
M/T Ayrton II	04/13/2009	$33.0	*	$34.8	*
M/T Alkiviadis	06/30/2010	$21.7	*	$23.0	*
M/V Cape Agamemnon	06/09/2011	$40.7	*	$42.6	*
M/T Miltiadis M II	09/30/2011	$40.5	*	$42.7
M/T Amoureux	09/30/2011	$42.0	*	$44.4
M/T Aias	09/30/2011	$42.0	*	$44.3
M/V Archimidis	12/22/2012	$53.1	*	$55.6	*
M/V Agamemnon	12/22/2012	$55.5	*	$58.7	*
M/V Hyundai Prestige	09/11/2013	$47.1	*	$49.2	*
M/V Hyundai Premium	03/20/2013	$46.3	*	$48.4	*
M/V Hyundai Paramount	03/27/2013	$46.4	*	$48.4	*
M/V Hyundai Privilege	09/11/2013	$47.2	*	$49.3	*
M/V Hyundai Platinum	09/11/2013	$47.2	*	$49.3	*
M/T Aristotelis	11/28/2013	$33.6	*	$35.1	*
M/T Active	03/31/2015	$33.9	*	$35.3
M/V CMA CGM Amazon	06/10/2015	$86.4	*	$89.8	*
M/T Amadeus	06/30/2015	$34.3	*	$35.6
M/V CMA CGM Uruguay	09/18/2015	$87.3	*	$90.8	*
M/V CMA CGM Magdalena	02/26/2016	$85.7	*	—
M/T Amor	10/24/2016	$31.4	*	—

Total		$1,367.7		$1,315.5

*	Indicates vessels, for which we believe, as of December 31, 2016 and 2015, the basic charter-free market value is lower than the vessel’s carrying value as of December 31, 2016 and 2015. We believe that the aggregate carrying value of these vessels, assessed separately, exceeds their aggregate basic charter-free market value by approximately $388.8 million and $130.1 million as of December 31, 2016 and 2015, respectively. This increase of $258.7 million in 2016 as compared to 2015 is due to the decrease of asset values of our vessels, as a consequence of a slowdown in the underlying charter markets that negatively affected market values of vessels. As discussed in “Critical Accounting Policies—Vessel Lives and Impairment”, we believe that the carrying values of our vessels as of December 31, 2016 and 2015 were recoverable as the undiscounted projected net operating cash flows of these vessels exceeded their carrying value by a significant amount.

Our Charters

As of December 31, 2016, all the vessels in our fleet were under medium- to long-term time or bareboat charters with an average remaining term under our charters of approximately 5.6 years. Under certain circumstances, we may operate our vessels in the spot market or certain of our vessels may remain idle until they are fixed under appropriate medium- to long-term charters. As our vessels come up for re-chartering, depending on the prevailing market rates, we may not be able to re-charter them at levels similar to their current charters, or at all, which may affect our future cash flows from operations. Please read “Item 4B: Business Overview—Our Fleet”, including the chart and accompanying notes, for more information on our time and bareboat charters, including counterparties, expected expiration dates of the charters and daily charter rates.

Time Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel’s owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate and the charterer is responsible for substantially all vessel voyage costs except for commissions which are assumed by the owner. The basic hire rate payable under the charters is a previously agreed daily rate, as specified in the charter, payable at the beginning of the month in U.S. Dollars. We currently have 31 vessels under time charter agreements, of which two contain profit-sharing provisions that allow us to realize, at a predetermined percentage, additional revenues when spot rates or actual charter rates are higher than the base rates incorporated in our charters or, in some instances, through greater utilization of our vessels by our charterers.

Profit Sharing Arrangements

We currently have a profit sharing arrangement in place for M/T Amadeus which is under a time charter with Capital Maritime and is based on the calculation of the vessel’s actual earnings and is settled every six months. We have a similar profit sharing arrangement for the M/T Amor, once it commences its two month time charter with Capital Maritime. In the event actual time charter equivalent (“TCE”) over that period is higher than the agreed daily charter rate of the vessel, we receive the basic net hire rate plus 50% of the excess over the gross daily charter rate. This means that actual voyage revenues earned and received, actual expenses incurred and actual time taken to perform the voyages during that period are used for purposes of the calculation. The charterer is obligated to provide us with a copy of each fixture note and all reasonable documentation with respect to items of cost and earnings.

The amounts received under profit-sharing arrangements are subject to the usual commissions payable to shipbrokers on gross charter rates. Please read “Item 4B: Business Overview—Our Fleet”, including the table and accompanying notes, for additional information.

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

As of December 31, 2016, we had five vessels under bareboat charter, two with BP Shipping Limited and three with subsidiaries of INSW. The charters with subsidiaries of INSW were initially entered into with subsidiaries of OSG. Following the spinoff of the international business arm of OSG, INSW succeeded to OSG under the charter guarantee. Those charters include options for the charterer to purchase each vessel for $38.0 million, $35.5 million or $33.0 million at the end of the eighth, ninth or tenth year of the charter, respectively. In each case, the option to purchase the vessel must be exercised six months prior to the end of the charter year. In exchange of our agreement to substitute INSW for OSG under the charters, INSW agreed to increase the bareboat charter rate for the three vessels from $6,250 per day to $6,600 per day from November 30, 2016 until the redelivery of the vessels under the bareboat charters.

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

We have entered into three separate technical and commercial management agreements with Capital Ship Management for the management of our fleet: the fixed fee management agreement, the floating fee management agreement and, with respect to the vessels acquired as part of the merger with Crude Carriers, the Crude Carriers management agreement. Each vessel in our fleet is managed under the terms of one of these three agreements. The aggregate management fees paid to Capital Ship Management for the years ended December 31, 2016, 2015 and 2014 were $10.9 million, $11.7 million and $13.3 million respectively.

For a more detailed description of the three management agreements and administrative services agreements we have entered into with Capital Ship Management, please read “Item 4B: Business Overview—Our Management Agreements”.

Capital Ship Management operates under a safety management system in compliance with the IMO’s ISM code and certified by Lloyd’s Register. Capital Ship Management’s management systems also comply with the Quality Standard ISO 9001, the Environmental Management Standard ISO 14001, the Occupational Health & Safety Management System 18001 and the Energy Management Standard 50001, all of which are certified by Lloyd’s. Capital Ship Management has furthermore implemented an “Integrated Management System Approach” verified by the Lloyd’s. Capital Ship Management also adopted “Business Continuity Management” principles in cooperation with Lloyd’s.

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

In 2014, Capital Ship Management was successfully assessed by Lloyd’s against the “IMO Strategic Concept of a Sustainable Shipping Industry”. It is the first shipping company worldwide to receive such certification, in line with Capital Ship Management strategy to be inspired by and apply the key principles and goals of the IMO Strategy for Sustainable Maritime Transport Systems. In particular, Capital Ship Management has established a task force to implement specific actions, plans, processes, and to develop systems addressing sustainability. Priority has been given to the promotion of a safety culture and environmental stewardship, as well as to the education, training and support of seafarers, technical co-operation, energy efficiency and ship-port interface, new technology and innovation, energy supply for ships, finance, liability and insurance mechanisms, maritime traffic support and advisory systems, ocean governance.

The GREEN4SEA Excellence Award was awarded to Capital Ship Management for demonstrating environmental excellence and performance above average. Our manager was distinguished for its strategy with a focus on environmental performance. During 2015 safety and environmental performance reached the highest level as all Key Performance Indicators were well superior to the industry standard. Capital Ship Management has also launched a joint project with LR and DSME to examine LNG as a fuel and its use on an ultra-large containership design. Capital Ship Management was also the first company worldwide in 2014 to receive independent verification and certification by Lloyd’s for its business strategy in accordance with the “IMO Strategic Concept of a Sustainable Shipping Industry”.

In July 2016 , the ‘Green Environmental Achievement Award” was presented, for a consecutive year, to Capital Ship Management by the Port of Long Beach in Southern California, U.S.A. This award is being granted to operators that called the Port of Long Beach in 2015 and demonstrated that 90% or more of all their vessel trips complied with the Green Flag – Voluntary Vessel Speed Reduction Program.

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

While a plethora of parameters are considered and evaluated prior to a commercial decision, the oil majors, through their association, the Oil Companies International Marine Forum (“OCIMF”), have developed and are implementing two basic tools: (i) a Ship Inspection Report Programme (“SIRE”) and (ii) the Tanker Management & Self Assessment (“TMSA”) Program. The former is a physical ship inspection based upon a thorough vessel inspection questionnaire and performed by accredited OCIMF inspectors, resulting in a report being logged on SIRE, while the latter is a recent addition to the risk assessment tools used by the oil majors.

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

Class renewal surveys (also known as special surveys) are carried out at the intervals indicated by the classification for the hull, which are usually at five-year intervals. During the special survey, the vessel is thoroughly examined, including Non-Destructive Inspections to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society will order steel renewals. The classification society may grant a three-month extension for completion of the special survey under certain conditions. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every five years, a ship-owner or manager has the option, depending on the type of ship, of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class.

These processes are referred to as Continuous Hull Survey (“CHS”) and Continuous Machinery Survey. However, the CHS notation is not valid for vessels that are subject to Enhanced Survey Program surveys, as required by SOLAS.

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

Risk Management and Insurance

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or personal injury and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. The occurrence of any of these events may result in loss of revenues or increased costs or, in the case of marine disasters, catastrophic liabilities. Although we believe our current insurance program is usual and comprehensive in our industry, we cannot insure against all risks, and we cannot be certain that all covered risks are adequately insured against or that we will be able to achieve or maintain similar levels of coverage throughout a vessel’s useful life. Furthermore, there can be no guarantee that any specific claim will be paid by the insurer or that it will always be possible to obtain insurance coverage at reasonable rates. More stringent environmental regulations in the past have resulted in increased costs for, and may result in the lack of availability of, insurance against the risks of environmental damage or pollution. Moreover, under the terms of our bareboat charters, the charterer provides for the insurance of the vessel, and, as a result, these vessels may not be adequately insured and/or in some cases may be self-insured. Any uninsured or under-insured loss could harm our business and financial condition or could materially impair or end our ability to trade or operate.

We believe our current insurance program is prudent. We currently carry the traditional range of marine and liability insurance coverage for each of our vessels to protect against most of the accident-related risks involved in the conduct of our business. Specifically we carry:

•	Hull and machinery insurance which covers loss of or damage to a vessel due to marine perils such as collisions, grounding and heavy weather. Coverage is usually to an agreed “insured value” which, as a matter of policy, is never less than the particular vessel’s fair market value. Cover is subject to policy deductibles which are always subject to change.

•	Increased value insurance augments hull and machinery insurance cover by providing a low-cost means of increasing the insured value of the vessels in the event of a total loss casualty.

•	Protection and indemnity insurance is the principal coverage for third-party liabilities and indemnifies against such liabilities incurred while operating vessels, including injury to the crew, third parties, cargo or third-party property loss (including oil pollution) for which the shipowner is responsible. We carry the current maximum available amount of coverage for oil pollution risks, $1.0 billion per vessel per incident.

•	War Risks insurance covers such items as piracy and terrorism.

•	Freight, Demurrage & Defense cover is a form of legal costs insurance which responds as appropriate to the costs of prosecuting or defending commercial (usually uninsured operating) claims.

In addition, in relation to our vessel M/V Cape Agamemnon, we currently maintain insurance to protect us against the loss of income that would result from the charterer’s failure or refusal to pay hires under the time charter agreement. Under our revenue protection insurance, our insurer has agreed to pay us a maximum amount per day for each day of loss, defined as the difference between the hire contractually payable under the charter and the replacement hire earned or that could be earned by us during the policy period where, replacement hire is defined as the greater of the actual hire earned and the average hire rate that the vessel is capable of earning.

Not all risks are insured and not all risks are insurable. The principal insurable risks which nevertheless remain uninsured across the fleet are “loss of hire” and “strikes”. We do not insure these risks because the costs are regarded as disproportionate to the benefit.

The following table sets forth certain information regarding our insurance coverage as of December 31, 2016:

Type	Aggregate Sum Insured for All Vessels in Our Existing Fleet*
Hull and Machinery	$1.958 billion
Increased Value (including Excess Liabilities)	$510 million additional “total loss” coverage
Hull & Machinery (War Risks)	$2.468 billion
Protection and Indemnity (P&I) Pollution liability claims	Up to $1.0 billion per incident per vessel

*	Certain of our bareboat charterers are responsible for the insurance on the vessels. The values attributed to those vessels are in line with the values agreed in the relevant charters.

The International Shipping Industry

The seaborne transportation industry is a vital link in international trade, with ocean-going vessels representing the most efficient and often the only method of transporting large volumes of basic commodities and finished products. Demand for oil tankers is dictated by world oil demand and trade, which is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States, China and India. The drybulk trade is influenced by the underlying demand for the drybulk commodities, which, in turn, is influenced by the level of worldwide economic activity. Generally, growth in gross domestic product, or GDP, and industrial production correlate with peaks in demand for marine drybulk transportation services. A wide range of cargoes are transported by container but most notably container transportation is responsible for the shipment of a diverse selection of manufactured and consumer goods in unitized form. These cargoes are transported by container to end users in all regions of the world, and in particular, from key producing and manufacturing regions to end users in the world’s largest consumer economies. Growth in global container trade is being driven by growth in world merchandise trade, and the growing share in the containerized part thereof, along with the expansion in “containerization” of new commodities and the trend towards globalization. Please read “Item 3.D: Risk Factors—Risks relating to the tanker industry”.

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

Demand for tankers and tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity, as well as the long-term impact of oil prices on the location and related volume of oil production. Global oil demand returned to limited growth in 2010 and has since been expanding at a modest pace, driven by a steady rise in Asia. According to the International Energy Agency, global oil demand for 2016 has been revised as of December 2016 to 96.3 mb/day compared to 94.9 mb/day during 2015.

Tonnage of oil shipped is also influenced by transportation alternatives (such as pipelines) and the output of refineries. Between 2012 and 2014, it is estimated that 18 refineries, predominantly in OECD countries, with combined throughput of approximately 2.4 mb/day, ceased operations as a result of weak margins. Europe has been hit the hardest as the region’s aging refineries have struggled to adjust to the lower demand and weaker profit margins that accompanied the economic slowdown. European refineries have also been hit by increased competition from newer refineries in the Middle East and Asia, which benefit from lower operating costs. It is estimated that refinery capacity in the Middle East and Asia combined increased by 2.3 mb/day during the years 2015 and 2016. In 2017, a notable number of additional refineries are expected to start operations in Asia. These new so-called super-refineries are expected to offset the lost refining capacity in the OECD countries, which could potentially have a positive impact on tonne-mile demand for product tankers as cargoes will be transported across longer distances.

Growth in global container trade has been driven by growth in world merchandise trade, and the growing share in the containerized part thereof, along with the expansion in ‘containerization’ of new commodities and the trend towards globalization. Both world merchandise trade, and global container trade itself, have generally grown at a multiple of global GDP, with the expansion of the kinds of goods being transported in containers amongst the fastest growing parts of world trade overall. In general, although it has been relatively volatile from year to year, the multiple of global container trade growth over world economic growth appears to be gradually reducing, as some of the trends driving it begin to mature. Demand for containerships is expected to grow at rate of 4.0% for 2017 mainly due to increased demand in the Far East to Europe and Transpacific trades, as well as in most non- mainline trades and especially in the intra-Asia trade.

Competition

We operate in a highly fragmented, highly diversified global market with many charterers, owners and operators of vessels.

Competition for charters in all the trades our vessels trade in, tankers, drybulk and container, can be intense and the ability to obtain favorable charters depends, in addition to price, on a variety of other factors, including the location, size, age, condition and acceptability of the vessel and its operator to the charterer and is frequently tied to having an available vessel which has met the strict operational and financial standards established by the oil major companies to pre-qualify or vet tanker operators prior to entering into charters with them. Although we believe that at the present time no single company has a dominant position in the markets in which we compete, that could change and we may face substantial competition for medium- to long-term charters from a number of experienced companies who may have greater resources or experience than we do when we try to re-charter our vessels, especially as a number of our vessels will come off charter during 2017. However, Capital Maritime is among a small number of ship management companies in the tanker sector that has undergone and successfully completed office assessments by seven major international oil companies in the last few years, including audits with BP, Chevron Corporation, Philips66 Inc., ExxonMobil Corporation, Royal Dutch Shell plc, Statoil ASA and Total S.A. We believe our ability to comply better with the rigorous standards of major oil companies relative to less qualified or experienced operators allows us to effectively compete for new charters.

Regulation

General

Our operations and our status as an operator and manager of ships are extensively regulated by international conventions, Class requirements, U.S. federal, state and local as well as non-U.S. health, safety and environmental protection laws and regulations, including OPA 90, the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Port and Tanker Safety Act, the Act to Prevent Pollution from Ships, the U.S. Clean Air Act (“Clean Air Act”), The Clean Water Act, as well as regulations adopted by the IMO and the European Union, air emission requirements, IMO/USCG / EPA pollution regulations and various Safety of Life at Sea (“SOLAS”) amendments, as well as other regulations described below. In addition, various jurisdictions either have or are adopting ballast water management conventions to prevent the introduction of non-indigenous invasive species. Compliance with these laws, regulations and other requirements could entail additional expense, including vessel modifications and implementation of additional operating procedures.

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

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will in the future impose greater inspection, training and safety requirements on all types of vessels in the shipping industry. In addition to inspections by us, our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities (such as USCG, harbor master or equivalent), classification societies, flag state administration P&I Clubs, charterers, and particularly terminal operators and major oil companies which conduct frequent vessel inspections.

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

OPA 90 affects all vessel owners and operators transporting crude oil or petroleum products to, from, or within U.S. waters. The law phased out the use of single-hull tankers and can effectively impose unlimited liability on vessel owners and operators in the event of an oil spill. Under OPA 90, vessel owners, operators and bareboat charterers are liable, without regard to fault, for all containment and clean-up costs and other damages, including natural resource damages, and for certain economic losses, arising from oil spills and pollution from their vessels. USCG regulations limit OPA liability for environmental damages for double-hull vessels to the greater of $2,000 per gross ton or $17,088,000 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation), unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case, liability is unlimited. On November 19, 2015, USCG issued a final rule to raise these limits to the greater of $2,200/gross ton or $18.79 million. In addition, OPA 90 does not preempt state law and permits individual states to impose their own stricter liability regimes with regard to oil pollution incidents occurring within their boundaries. Certain coastal states have enacted additional pollution prevention, liability and response laws, many providing for unlimited liability. Bills are introduced periodically in the U.S. Congress to increase the limits of OPA liability for all vessels, including tanker vessels.

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

The financial responsibility regulations for tankers issued under OPA 90 also require owners and operators of vessels entering U.S. waters to obtain, and maintain with the USCG, Certificates of Financial Responsibility, or COFRs, in the amount sufficient to meet the maximum aggregate liability under OPA 90 and CERCLA. All of our vessels that need COFRs have them.

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

OPA 90 also amended the Clean Water Act to require owners and operators of vessels to adopt contingency plans for reporting and responding to oil spill scenarios up to a “worst case” scenario and to identify and ensure, through contracts or other approved means, the availability of necessary private response resources to respond to a “worst case discharge.” In addition, periodic training programs, drills for shore and response personnel, and for vessels and their crews are required. Our vessel response plans have been approved by the USCG. The Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages, and complements the remedies available under OPA 90 and CERCLA, discussed herein.

U.S. Environmental Protection Agency (“EPA”) regulations govern the discharge into U.S. waters of ballast water and other substances incidental to the normal operation of vessels. Under EPA regulations, commercial vessels greater than 79 feet in length are required to obtain coverage under the VGP by submitting a Notice of Intent. The VGP incorporates current USCG requirements for ballast water management as well as supplemental ballast water requirements, and includes technology-based and water-quality based limits for other discharges, such as deck runoff, bilge water and gray water. USCG regulations will phase in stricter VGP ballast management requirements in the future.

Administrative obligations, such as monitoring, recordkeeping and reporting requirements also apply. Implementation of the water treatment standards adopted by the USCG/EPA is required earlier than the implementations of equivalent standards agreed by the IMO. For trading in the U.S. waters, vessels are to be installed with ballast water treatment systems approved by the USCG at the first bottom survey after January 1, 2016. A number of BWTS technologies have already received Alternate Management System (“AMS”) extension approval, but to date none of the systems available in the market have received a USCG type BWTS approval certificate. We have applied to the USCG for AMS extensions for all of our vessels with a bottom survey within 2016, and will apply by year end for extensions for all vessels with due docking dates within 2017. So far, our applications for vessels with due docking dates within 2016 have been successful and extensions for these vessels have been granted until January 2018 by the USCG and EPA. Although further extensions may be granted if suitable USCG certified BWTS are not made available in due course, compliance with this requirement at a later date may impose substantial costs for retrofitting our vessels with BWTS or otherwise restrict our vessels from entering U.S. waters.

The Clean Air Act requires the EPA to promulgate standards applicable to emissions of volatile organic compounds, hazardous air pollutants and other air contaminants. The Clean Air Act also requires states to draft State Implementation Plans (“SIPs”) designed to attain national health-based air quality standards, which have significant regulatory impacts in major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Individual states, including California, also regulate vessel emissions within state waters. California also has adopted fuel content regulations that will apply to all vessels sailing within 24 miles of the California coastline or whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. In addition, IMO designates areas extending 200 miles from the U.S. territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Sulphur Emission Control Areas under amendments to the Annex VI of MARPOL (discussed below). In addition, regulatory initiatives to require cold- ironing (shore-based power while docked) are under consideration in a number of jurisdictions to reduce air emissions from docked ships. Compliance with these regulations entails significant capital expenditures or otherwise increases the costs of our operations.

International Requirements

In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special sulphur emission control areas to be established with more stringent controls on sulfur emissions (“SECA areas”).

Amendments to Annex VI to the MARPOL address particulate matter, nitrogen oxide and sulfur oxide emissions. The revised Annex VI reduces air pollution from vessels by, among other things (i) implementing a progressive reduction of sulfur oxide emissions from ships, and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The IMO confirmed in October 2016 that a global 0.5% sulphur cap on marine fuels will come into force on January 1, 2020, as agreed in amendments adopted in 2008 for Annex VI to the MARPOL. Annex VI sets progressively stricter regulations to control sulphur oxides (SOx) and nitrous oxides (NOx) emissions from ships, which present both environmental and health risks. The 0.5% sulphur cap marks a significant reduction from the current global sulphur cap of 3.5%, which came into effect on January 1, 2012. When the 2020 sulphur cap was decided upon in 2008, it was also agreed that a review should be undertaken by 2018 to assess whether there was sufficient compliant fuel available to meet the 2020 effective date, failing which, the effective date could be deferred to 2025. That review was completed in July 2016 by a consortium of consultants led by CE Delft, and submitted to the IMO’s Marine Environment Protection Committee (MEPC) during their 70th session. The review concluded that sufficient compliant fuel would be available to meet the new requirement. However, there have been competing studies, that hold the opposing view that refining capacity will not be sufficient in 2020, with an estimated 60-70% additional sulphur plant capacity required by 2020. There have also been questions as to how the sulphur cap will be enforced, as it is up to individual parties to MARPOL to enforce fines and sanctions.

Shipowners can meet the new requirements by continuing to use fuel types which exceed the 0.5% sulphur limit and retrofitting an approved Exhaust Gas Cleaning System (also known as scrubbers) to remove sulphur from exhaust, which might require a substantial capital expenditure and prolonged offhire of the vessel during installation; or use petroleum fuels such as marine gasoil (MGO), which meet the 0.5% sulphur limit. According to Platts, the premium of MGO over 380 CST 3.5% bunker fuel in Rotterdam has averaged $270/mt over the last five years. Depending on the vessel type and size, this could mean a substantial increase in the cost of bunkers for the vessel. This cost could increase further if the refining sector is unable to cope with the higher distillate demand, resulting in a tight distillate market and wider spread between HSFOs and MGOs; or by retrofitting the vessel to handle alternative fuels, such as LNG, methanol, biofuels, LPG etc. Retrofitting vessels for the consumption of these type of alternative fuels would involve a substantial capital expenditure and might be uneconomical for most conventional vessel types given current technology and design challenges.

Additionally, as of January 1, 2015, more stringent sulfur emission standards apply in coastal areas designated as Sulphur Emission Control Areas. We incur additional costs to comply with these revised standards. A failure to comply with Annex VI requirements could result in a vessel not being able to operate. All of our vessels are subject to Annex VI regulations. We believe that our existing vessels meet relevant Annex VI requirements and that our undelivered product tankers will be fitted with these emission control systems prior to their delivery. Nevertheless, as most existing vessels are not designed to operate on ultra-low sulfur distillate fuel continuously; we are introducing mitigating measures and or modifications enabling vessels to operate continuously within SECA areas. These mitigation measures and modifications may increase our operating expenses.

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

In addition, our operations are subject to compliance with the International Bulk Chemical Code (“IBCC”), as required by MARPOL and SOLAS for chemical tankers built after July 1, 1986, which provides ship design, construction and equipment requirements and other standards for the bulk transport of certain liquid chemicals. Under October 2004 amendments to the IBCC (implemented to meet recent revisions to SOLAS and Annex II to MARPOL), some previously unrestricted vegetable oils, including animal fats and marine oils, must be transported in chemical tankers meeting certain double-hull construction requirements. Our vessels may transport such cargoes, but are restricted as to the volume they are able to transport per cargo tank. This restriction does not apply to edible oils. In addition, those amendments require re-evaluation of the categorization of certain products with respect to their properties as marine pollutants, as well as related ship type carriage requirements, etc.

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

The Kyoto Protocol to the United Nations Framework Convention on Climate Change, or Kyoto Protocol, requires participating countries to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which contribute to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, new treaties may be adopted in the future that include restrictions on shipping emissions. The European Union also has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In addition, the EPA has begun regulating greenhouse gas emissions under the Clean Air Act and climate change initiatives are being considered in the U.S. Congress. A consensus agreement reached at the 2015 United Nations Climate Change Conference in Paris and ratified in October 2016 commits participating nations to reduce greenhouse gas emissions with a goal of keeping global temperature increases well below two degrees Celsius, with regular five-year reviews of progress beginning in 2023. National and multilateral efforts to meet these goals could result in reductions in the use of carbon fuels generally, and stricter limits on greenhouse gas emissions from ships in particular. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate that restrict emissions of greenhouse gases could have a financial impact on our operations that we cannot predict with certainty at this time. In addition, scientific studies have indicated that increasing concentrations of greenhouse gases in the atmosphere can produce climate changes with significant physical effects, such as increased frequency and severity of storms, floods and other severe weather events that could affect our operations.

Disclosure of activities pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Section 13(r) requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings. Disclosure is required even where the activities, transactions or dealings are conducted in compliance with applicable law. Provided in this section is information concerning the activities of CPLP and its affiliates that occurred in 2016 and which CPLP believes may be required to be disclosed pursuant to Section 13(r) of the Exchange Act.

In 2016, vessels owned by CPLP and chartered under time charter contracts by PCTC, a subsidiary of CMTC, our sponsor and the sole member of our General Partner, made the following port calls to Iran: five port calls to load crude oil, gas condensate or naphtha, three port calls to discharge gasoline and one port call to discharge vegetable oils. These port calls represented approximately 0.5% of the total port calls made by all the vessels owned by CPLP in 2016, and each of them occurred while the respective vessel was sublet under voyage charter by PCTC to a third-party sub-charterer under the instructions of such sub-charterer. In one instance, the sub-charterer of a vessel was the National Iranian Oil Company, a government-owned corporation under the direction of the Ministry of Petroleum of Iran. As the vessel owner, we earned revenues at the agreed daily charter rates from PCTC. PCTC in turn earned revenues at the agreed freight rate from the sub-charterers that employed the vessels.

Further, in 2016, vessels owned by CMTC and chartered under voyage charter contracts by third-party charterers made the following port calls to Iran: ten port calls to load crude oil and ten port calls to load steel or sulphur products. These port calls represented 3.6% of the total port calls made by all the vessels owned by CMTC in 2016, and each of them occurred while the respective vessel was chartered out to a third-party charterer under the instructions of such charterer. As the vessel owner, CMTC earned revenues at the agreed freight rate from the charterers that employed the vessels.

As part of the voyage charter arrangements between CMTC and third-party charterers or sub-charterers, CMTC or its manager may pay fees and expenses related to the port calls made in Iran through a private third-party agent in Iran appointed by the third-party charterer or sub-charterer, which in 2016 did not include any payments for refueling or bunkers for the vessels making such port calls.

We do not believe that any of these transactions or activities are sanctionable. January 16, 2016 was “implementation day” under the Joint Comprehensive Plan of Action (JCPOA) among the P5+1 (China, France, Germany, Russia, the United Kingdom, and the United States), the European Union (EU), and Iran to ensure that Iran’s nuclear program will be exclusively peaceful, and the United States and the EU lifted nuclear-related sanctions on Iran. All activities, transactions and dealings reported in this section occurred after the implementation date of the JCPOA. CPLP and CMTC intend to continue to charter their respective vessels to charterers and sub-charterers, including, as the case may be, Iran-related parties, who may make, or may sub-let the vessels to sub-charterers who may make, port calls to Iran, so long as the activities continue to be permissible and not sanctionable under applicable U.S. and EU and other applicable laws.

C.	Organizational Structure

Please also see Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein and Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2016.

D.	Property, Plants and Equipment

Other than our vessels, we do not have any material property. For further details regarding our vessels, including any environmental issues that may affect our utilization of these assets, please read “Item 4B: Business Overview—Our Fleet” and “—Regulation”. Our obligations under our credit facilities are secured by all our vessels. For further details regarding our credit facilities, please read “Item 5B: Liquidity and Capital Resources—Borrowings—Our Credit Facilities”.

Item 4A.	Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects.

You should read the following discussion of our financial condition and results of operations in conjunction with our audited consolidated Financial Statements for the years ended December 31, 2016, 2015, and 2014 and related notes included elsewhere in this Annual Report. Among other things, the Financial Statements include more detailed information regarding the basis of presentation for the following information. The Financial Statements have been prepared in accordance with U.S. GAAP and are presented in thousands of U.S. Dollars.

A.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are an international owner of tanker, container and drybulk vessels. We were organized in January 2007 by Capital Maritime, an international shipping company with a long history of operating and investing in the shipping market. Our fleet currently consists of 36 high specification vessels with an average age of approximately 7.4 years as of December 31, 2016. Our fleet is comprised of four Suezmax crude oil tankers (0.6 million dwt), 21 medium range product tankers (0.9 million dwt), ten post-panamax container carrier vessels (0.9 million dwt) and one Capesize bulk carrier (0.2 million dwt). Our vessels are capable of carrying a wide range of cargoes, including crude oil, refined oil products, such as gasoline, diesel, fuel oil and jet fuel, edible oils and certain chemicals, such as ethanol, as well as dry cargo and containerized goods.

Our primary business objective is to pay a quarterly distribution per unit and increase our distributions over time, subject to shipping and charter market developments and our ability to obtain required financing and access financial markets.

We seek to rely on medium- to long-term, fixed-rate period charters and Capital Ship Management’s cost-efficient management of our vessels to provide visibility of revenues, earnings and distributions in the medium- to long-term. As our vessels come up for re-chartering, we seek to redeploy them on terms that reflect our expectations of the market conditions prevailing at the time.

We intend to further evaluate potential opportunities to acquire both newly built and second-hand vessels from Capital Maritime or third parties (including, potentially, through the acquisition of, or combination with, other shipping businesses) in a prudent manner that is accretive to our unitholders and long-term distribution growth, subject to approval of our board of directors, overall market conditions and our ability to obtain required financing and access financial markets.

Consistent with this strategy, we currently have a right of first refusal to acquire five additional product tanker vessels from Capital Maritime, as further described in “Item 4A: History and Development of the Partnership—2015 Developments—Delivery of Dropdown Vessels”.

We generally rely on external financing sources, including bank borrowings and, depending on market conditions, the issuance of debt and equity securities, to fund the acquisition of new vessels. See “—B. Liquidity and Capital Resources” below.

As of December 31, 2016, the Marinakis family, including Evangelos M. Marinakis, our former chairman, may be deemed to beneficially own on a fully converted basis a 16.7% interest in us (18.5% on a non-fully converted basis), through, among others, Capital Maritime and Crude Carriers Investments.

Our Charters

We generate revenues by charging our customers for the use of our vessels. Historically, we have provided services to our customers under time or bareboat charter agreements. As of December 31, 2016, all of our vessels were either trading in the period market or were expected to commence period employment.

Our vessels are currently under contracts with BP Shipping Limited, INSW, HMM, CSSA S.A. (Total S.A.), Cosco, Cargill, Repsol, Flopec, PIL, Petrobras, CMA CGM, Stena Bulk and Capital Maritime. In 2016, we re-chartered a total of ten vessels and expanded our customer base with the addition of PIL and Flopec.

For the year ended December 31, 2016, HMM, Petrobras, CMA CGM and Capital Maritime accounted for 19%, 18%, 17% and 15% of our revenues, respectively. For the year ended December 31, 2015, Capital Maritime and HMM accounted for 29% and 21% of our revenues, respectively. For the year ended December 31, 2014, Capital Maritime, HMM and Maersk Line accounted for 38%, 24% and 12% of our revenues, respectively.

The loss of, default by or restructuring of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations. As our fleet expands, we seek to enter into charters with new charterers and aim to maintain a portfolio that is diverse from a customer, geographic and maturity perspective. For information on the risks arising from a concentration of counterparties, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We currently derive all of our revenues from a limited number of charterers and the loss of any charterer or charter or vessel could result in a significant loss of revenues and cash flow.”

See also “Item 4B: Business Overview—Our Fleet”, “—Our Charters” and “Our Charters—Profit Sharing Arrangements” for additional information on our charters.

HMM Restructuring

HMM, the charterer of five of our container vessels and one of our largest counterparties in terms of revenue, completed a financial restructuring in July 2016. Our subsidiaries owning vessels under charter with HMM entered into a charter restructuring agreement with HMM on July 15, 2016. This agreement provides for the reduction of the charter rate payable under the respective charter parties by 20% to $23,480 per day (from a gross daily rate of $29,350) for a three and a half year period starting in July 2016 and ending in December 2019. The total charter rate reduction for the charter reduction period is approximately $37.0 million. The charter restructuring agreement further provides that at the end of the Charter Reduction Period, the charter rate under the respective charter parties will be restored to the original gross daily rate of $29,350 until the expiry of each charter in 2024 and 2025. As compensation for the charter rate reduction, we received approximately 4.4 million HMM common shares, which we sold on the Stock Market Division of the Korean Exchange for an aggregate consideration of $29.7 million in August 2016.

Accounting for Acquisitions

In October 2016, we acquired the shares of the company owning the M/T Amor, an eco-type MR product tanker, with time charters attached expiring in October 2017 (at the earliest). We accounted for this transaction as an acquisition of a business based on the existence of an integrated set of activities (inputs and processes that generate outputs). Therefore, we recorded the identifiable assets acquired and liabilities assumed, consisting of the vessel, the time charter attached to the vessel and a term loan assumed on acquisition, in our financial statements at their fair values of $31.6 million, $1.1 million and $15.8 million, respectively.

In February 2016, we acquired the shares of the company owning the M/V CMA CGM Magdalena, the last of the five vessels we agreed to acquire from Capital Maritime pursuant to the Master Vessel Acquisition Agreement (to which we refer herein as the Dropdown Vessels), with time charter attached expiring in January 2021 (at the earliest). We accounted for this transaction as an acquisition of an asset. As we estimated that the daily charter rate of the time charter attached to the vessel was above market rates as of the transaction completion date, we allocated the total consideration for this acquisition to the vessel cost $88.5 million and to the above market acquired charter $3.2 million.

In July 2014, we entered into a Master Vessel Acquisition Agreement with Capital Maritime, pursuant to which we agreed to acquire, subject to the satisfaction of various conditions precedent, the Dropdown Vessels for an aggregate purchase price of $311.5 million. As consideration for these vessel acquisitions at prices below current market value, we agreed to amend the partnership agreement to revise the target distributions to holders of our incentive distribution rights. In September 2014, we paid the amount of $30.2 million to Capital Maritime as an advance payment on the acquisition of the Dropdown Vessels. During 2015, we acquired four of the five Dropdown Vessels which we accounted for as acquisitions of assets. For more information, please read Note 5 (Fixed Assets) and Note 12 (Partners’ Capital) in our Financial Statements included herein.

Industry Developments and Outlook

In 2016, the tanker charter market, where the majority of our fleet operates and where we expect the vast majority of our renewals will occur in the next couple of years, was overall weaker due to, among other factors, high oil inventories, lower oil demand growth compared to 2015 and increased supply of vessels. As a result, we secured employment for a number of our vessels at reduced rates on average in 2016.

In 2016, in the container market, certain key routes have seen a sharp slowdown in demand at a time of increased supply of container vessels, which has further depressed container charter rates and asset values. While all but two of our container vessels come up for re-chartering after 2020, we depend on the ability of vessel charterers, which have come under significant financial stress, to honor their commitments. For further information, see “Item 3.D Risks Factors—Risks Related to the Container Carrier Industry—If our container carrier vessel charterers do not fulfill their obligations to us, or if they are unable to honor their obligations, our business, financial condition, results of operations, cash flow and ability to make cash distribution and service or refinance our debt can be adversely affected.”

After reaching historical highs in mid-2008, charter hire rates for capesize drybulk carriers, such as the M/V Cape Agamemnon, have been declining and are currently close to historically low levels. The M/V Cape Agamemnon is currently deployed on a period time charter which is expected to expire on June 2020 (at the earliest). In the future, we may be forced to re-charter the M/V Cape Agamemnon pursuant to short-term time charters, and may be exposed to changes in the spot market and short-term charter rates for capesize drybulk carriers, all of which may affect our earnings and the value of the M/V Cape Agamemnon. For further information, see “Item 3.D Risks Factors—Risks Related to the Dry Bulk Industry—We are exposed to various risks in the international drybulk shipping industry, which is cyclical and volatile.”

Factors Affecting Our Future Results of Operations

We believe that the principal factors affecting our future results of operations are the economic, regulatory, financial, credit, political and governmental conditions prevailing in the shipping industry generally and in the countries and markets in which our vessels are chartered.

The world economy has experienced significant economic and political upheavals in recent history. In addition, credit supply has been constrained and financial markets have been particularly turbulent for master limited partnerships such as us. Protectionist trends, global growth and demand for the seaborne transportation of goods, including oil, oil products and dry and containerized goods, and overcapacity and deliveries of newly built vessels may affect the shipping industry in general and our business, financial condition, results of operations and cash flow.

We are exposed to the tanker market to a significant extent as (a) the majority of our vessels are either crude or product tankers and (b) most of the charters that have expired over the previous 12 months or we expect will expire in the coming 12 months are product or crude tanker charters.

Some of the key factors that we expect may affect our business, future financial condition, results of operations and cash flow include the following:

•	levels of oil product demand and inventories;

•	supply and demand for crude oil, oil products raw materials, dry cargo and containerized goods;

•	charter hire levels (under time and bareboat charters) and our ability to re-charter our vessels at competitive rates as their current charters expire;

•	developments in vessel values, which might affect our ability to comply with certain covenants under our credit facilities and/or refinance our debt;

•	our ability to refinance, at commercially acceptable terms, our indebtedness or, in the event we are not able to refinance our indebtedness for any reason, our obligation to make principal payments under our credit facilities;

•	our ability to comply with the covenants in our credit facilities, including covenants relating to the maintenance of vessel value ratios;

•	our level of debt and the related interest expense and amortization of principal;

•	our access to debt and equity, and the cost of such capital, required to acquire additional vessels and/or to implement our business strategy;

•	supply and orderbook of vessels, including tankers, container vessels and dry bulk vessels;

•	the ability to increase the size of our fleet and make additional acquisitions that are accretive to our unitholders;

•	the ability of Capital Maritime’s commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our charters expire and our fleet expands;

•	the continuing demand for goods from China, India, Brazil and Russia and other emerging markets;

•	our ability to comply with new maritime regulations and the more restrictive regulations for the transport of certain products and cargoes and the increased costs associated therewith;

•	the increased costs associated with the renewal of our technical management agreement and the full transition to a floating fee based on actual expenses for certain of our vessels;

•	the effective and efficient technical management of our vessels;

•	the costs associated with upcoming drydocking of our vessels ;

•	Capital Maritime’s ability to obtain and maintain major international oil company approvals and to satisfy their technical, health, safety and compliance standards;

•	the strength of and growth in the number of our customer relationships, especially with major international oil companies and major commodity traders;

•	the prevailing spot market rates and the number of our vessels which we may operate in the spot market;

•	our ability to acquire and sell vessels at prices we deem satisfactory; and

•	the level of any distribution on our common units.

Please read “Item 3.D: Risk Factors” for a discussion of certain risks inherent in our business.

Factors to Consider When Evaluating Our Results

We believe it is important to consider the following factors when evaluating our results of operations:

•	Size of our Fleet. During 2015, we acquired four of the five Dropdown Vessels while we took delivery of the last Dropdown Vessel in February 2016 and acquired an additional eco-type MR product tanker from Capital Maritime in October 2016. As our fleet grows or as we dispose of our vessels, our results of operations reflect the contribution to revenue of, and the expenses associated with, a varying number of vessels over time, which may affect the comparability of our results year-on-year. Please see “—Overview—Accounting for Acquisitions” for information on the accounting treatment of vessel acquisitions for the period under review and Note 1 (Basis of Presentation and General Information) to the Financial Statements included herein.

•	Management Structure and Operating Expenses. We have entered into three separate technical and commercial management agreements with Capital Ship Management for the management of our fleet: the fixed fee management agreement, the floating fee management agreement and, with respect to the vessels acquired as part of the merger with Crude Carriers, the Crude Carriers management agreement. Each agreement has a different operating expenses structure. We expect that the five vessels in our fleet that are still managed under the fixed fee management agreement will over time transition to floating fee arrangements and that newly acquired vessels will also be managed under floating fee management arrangements. For information on our management agreements and the fees we pay to our Manager, please read “Item 4: Business Overview—Our Management Agreements”.

Results of Operations

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Our results of operations for the years ended December 31, 2016 and December 31, 2015 differ primarily due to the expansion of our fleet and the resulting increase in the average number of vessels.

On February 26 and October 24, 2016, we acquired the shares of the companies owning the M/V CMA CGM Magdalena and the M/T Amor, respectively. On March 31, June 10, June 30 and September 18, 2015, we acquired the shares of the companies owning the M/T Active, the M/V CMA CGM Amazon, the M/T Amadeus and the M/V CMA CGM Uruguay, respectively.

Total Revenues

Total revenues, consisting of time, voyage and bareboat charter revenues, amounted to $241.6 million for the year ended December 31, 2016 compared to $220.3 million for the year ended December 31, 2015.

Time, voyage and bareboat charter revenues are mainly comprised of the charter hires received from unaffiliated third-party customers and Capital Maritime, and are generally affected by the number of operating days, the average number of vessels in our fleet and the charter rates.

The increase of $21.3 million was primarily attributable to the increase in vessel operating days as our average fleet size expanded by 2.9 vessels. The increase in charter revenue was partially offset by the reduced rates we secured on average for a number of our vessels in 2016. Please read “Item 4B: Business Overview—Our Fleet” and “—Our Charters” for information about the charters on our vessels, including daily charter rates.

For the year ended December 31, 2016, revenues from unaffiliated charterers were $205.6 million compared to $156.6 million for the year ended December 31, 2015, while related party revenues were $36.0 million compared to $63.7 million for the year ended December 31, 2015. The decline in related party revenues was due to the reduction in the number of vessels chartered to Capital Maritime.

Voyage Expenses

Voyage expenses amounted to $10.3 million for the year ended December 31, 2016, compared to $6.9 million for the year ended December 31, 2015. The $3.4 million increase in voyage expenses was primarily attributable to the expansion of our fleet, voyage expenses incurred by the M/T Arionas, which traded in the spot market from July to December 2016, bunkers consumed during idle periods and ballast voyages performed by certain of our vessels during the year relating primarily to their scheduled drydocking, as well as certain crew expenses of Brazilian crew we are required to employ pursuant to the time charter agreements we entered into with Petrobras and which are included in our voyage expenses.

Voyage expenses primarily consist of bunkers, port expenses and commissions. Under time and bareboat charters, voyage expenses, except for commissions (which are paid by us), are paid for by the charterer (and not by us). Under voyage charters, all voyage expenses are paid for by us.

Vessel Operating Expenses

For the year ended December 31, 2016 our total vessel operating expenses amounted to $77.5 million compared to $70.3 million during the year ended December 31, 2015. The $7.2 million increase in total vessel operating expenses was primarily attributable to the increase in the average size of our fleet by 2.9 vessels during the year 2016 compared to the year 2015.

Total vessel operating expenses for the year ended December 31, 2016 include expenses of $10.9 million, incurred under the management agreements we have with our Manager, compared to $11.7 million during the year ended December 31, 2015. See Note 10 (Voyage Expenses and Vessel Operating Expenses) to the financial statements for information on the composition of our vessel operating expenses.

General and Administrative Expenses

General and administrative expenses amounted to $6.3 million for the year ended December 31, 2016, compared to $6.6 million for the year ended December 31, 2015.

General and administrative expenses include board of directors’ fees and expenses, audit and certain legal fees, and other fees related to the expenses of the publicly traded partnership.

Vessel Depreciation and Amortization

Depreciation and amortization amounted to $71.9 million for the year ended December 31, 2016, compared to $62.7 million for the year ended December 31, 2015. The increase was due to the expansion of our fleet.

Depreciation is expected to increase if the number of vessels in our fleet increases.

Total Other Expense, Net

Total other expense, net for the year ended December 31, 2016 amounted to $23.2 million, compared to $18.4 million for the year ended December 31, 2015. The increase of $4.8 million mainly reflects the higher interest expense and finance costs of $24.3 million incurred during the year ended December 31, 2016, compared to $20.1 million during the year ended December 31, 2015, driven by an increase in the weighted average interest rate and principal amounts outstanding under our credit facilities.

Interest expense and finance costs include interest expense, amortization of financing charges, commitment fees and bank charges.

The weighted average interest rate on the loans outstanding under our credit facilities was 4.01% as of December 31, 2016 (as of December 31, 2015: 3.65%). Our total borrowings were $605.0 million as of December 31, 2016 (as of December 31, 2015: $571.6 million). Please read Note 6 (Long Term Debt) to the Financial Statements included herein.

Net Income

Net income for the year ended December 31, 2016 amounted to $52.5 million compared to $55.4 million for the year ended December 31, 2015.

For a list of factors which we believe are important to consider when evaluating our results, please refer to the discussion under “—Factors to Consider When Evaluating Our Results” and “—Factors Affecting our Results of Operations”.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Results of operations for the years ended December 31, 2015 and December 31, 2014 differ primarily due to:

•	the increased number of vessels in our fleet translating into increased charter revenue for the year ended December 31, 2015, as we acquired four additional newly built vessels from Capital Maritime in 2015;

•	the increased charter rates on certain of our vessels;

•	the increased number of vessels managed under our floating fee management agreement;

•	the increased profit share earned by a number of our vessels; and

•	the higher special survey costs we incurred, as ten of our vessels underwent special surveys in 2015, whereas no surveys were completed in 2014.

Total Revenues

Time, voyage and bareboat charter revenues amounted to $220.3 million for the year ended December 31, 2015, compared to $192.8 million for the year ended December 31, 2014.

The increase of $27.5 million was primarily attributable to the increase in vessel operating days as our average fleet size expanded by 2.1 vessels, increased charter rates as certain of our vessels were re-chartered at higher rates and the profit share earned by a number of our vessels.

On the back of positive trends in the tanker charter market, we secured employment for a number of our vessels at increased rates and for longer durations in 2015. In particular, we redeployed 16 vessels for two-year or longer terms.

For the year ended December 31, 2015, revenues from unaffiliated charterers were $156.6 million compared to $119.9 million for the year ended December 31, 2014, while related party revenues were $63.7 million compared to $72.9 million for the year ended December 31, 2014. The decline in related party revenues was due to the reduction in the number of vessels chartered to Capital Maritime.

Voyage Expenses

Voyage expenses amounted to $6.9 million for the year ended December 31, 2015, compared to $6.2 million for the year ended December 31, 2014. The increase of $0.7 million was mainly attributable to bunkers consumption related to special surveys for certain of our vessels during 2015 as well as repositioning voyages or ballast legs performed by certain of our vessels prior to commencing their next period of employment.

Vessel Operating Expenses

For the year ended December 31, 2015 our total vessel operating expenses amounted to $70.3 million compared to $62.0 million during the year ended December 31, 2014. The $8.3 million increase in total vessel operating expenses was primarily attributable to the increase in the average size of our fleet, during the year ended December 31, 2015 compared to the year ended December 31, 2014, by 2.1 vessels, the increased number of vessels managed under our floating fee management agreement and additional operating expenses attributable to special survey costs, as ten of our vessels underwent their special survey during the year ended December 31, 2015 while we had no vessels conducting their special survey under the floating management agreement during the year ended December 31, 2014.

Total vessel operating expenses for the year ended December 31, 2015 include expenses of $11.7 million, incurred under the management agreements we have with our Manager, compared to $13.3 million during the year ended December 31, 2014. See Note 10 (Voyage Expenses and Vessel Operating Expenses) to the financial statements for information on the composition of our vessel operating expenses.

General and Administrative Expenses

General and administrative expenses amounted to $6.6 million for the year ended December 31, 2015, compared to $6.3 million for the year ended December 31, 2014.

General and administrative expenses include board of directors’ fees and expenses, audit fees, and other fees related to the expenses of the publicly traded partnership.

Vessel Depreciation and Amortization

Depreciation and amortization of fixed assets amounted to $62.7 million for the year ended December 31, 2015, as compared to $57.5 million for the year ended December 31, 2014. This increase was in line with the increased average number of vessels in our fleet during 2015.

Depreciation is expected to increase if the number of vessels in our fleet increases.

Total Other Expense, Net

Total other expense, net for the year ended December 31, 2015 amounted to $18.4 million, compared to $16.7 million for the year ended December 31, 2014. The increase of $1.7 million mainly reflects the higher interest expense and finance costs of $20.1 million incurred during the year ended December 31, 2015, compared to $19.2 million during the year ended December 31, 2014, driven by an increase in the weighted average interest rate under our credit facilities as a result of the higher Libor rate and the decrease in other income to $1.7 million compared to $2.5 million in the year ended December 31, 2014, due to a lower average cash balance, on which interest income is earned and compensation received from one of our charterers related to the employment of two of our vessels in 2014.

Interest expense and finance costs include interest expense, amortization of financing charges, commitment fees and bank charges.

Net Income

Net income for the year ended December 31, 2015 amounted to $55.4 million compared to $44.0 million for the year ended December 31, 2014.

For a list of factors which we believe are important to consider when evaluating our results, please refer to the discussion under “—Factors to Consider When Evaluating Our Results” and “—Factors Affecting our Results of Operations”.

B.	Liquidity and Capital Resources

As of December 31, 2016, total cash and cash equivalents were $106.7 million, and restricted cash (under our credit facilities) amounted to $18.0 million. As of December 31, 2016, there were no undrawn amounts under the terms of our credit facilities.

Generally, our primary sources of funds have been cash from operations, bank borrowings and securities offerings.

Depending on the prevailing market rates when our charters expire, we may not be able to re-charter our vessels at levels similar to their current charters, which may affect our future cash flows from operations. Cash flows from operations may be further affected by other factors described elsewhere in this Annual Report. See “Item 3. Key Information—D. Risk Factors”.

Because we distribute all of our available cash (a contractually defined term, generally referring to cash on hand at the end of each quarter after provision for reserves), we generally rely upon external financing sources, including bank borrowings and securities offerings, to fund replacement, expansion and investment capital expenditures, and to refinance or repay outstanding indebtedness under our credit facilities. Since 2011, our board of directors has elected not to provision cash reserves for estimated replacement capital expenditures.

Therefore, our ability to maintain and grow our asset base, including through further dropdown opportunities from Capital Maritime or acquisitions from third parties, and to pay or increase our distributions as well as to maintain a strong balance sheet depends on, among other things, our ability to obtain required financing, access financial markets and refinance part or all of our existing indebtedness on commercially acceptable terms.

In April 2016, in the face of severely depressed trading prices for master limited partnerships, including us, a significant deterioration in our cost of capital and potential loss of revenue, our board of directors determined to protect our liquidity position by creating a capital reserve and setting distributions at a level that it believed to be sustainable and consistent with the proper conduct of our business. The capital reserve, to which we make quarterly allocations of approximately $14.6 million, is intended to address our principal amortization requirements under our credit facilities for the period from March 2016 to December 2018, of $177.1 million, excluding scheduled principal payments in relation to the 2015 credit facility. As of December 31, 2016, we had allocated an aggregate of US$58.6 million to the capital reserve.

Principal amortization requirements in 2019 and 2020 when most of our credit facilities mature, total $275.4 million and $156.9 million, respectively. We anticipate refinancing any portion of our indebtedness that we do not fund through our capital reserve and internally generated cash flow. There can however be no assurance that we will be able to refinance our indebtedness on acceptable terms or at all. “Item 3. Key Information—D. Risk Factors—Risks Relating to Financing Activities—We have incurred significant indebtedness, which could adversely affect our ability to finance our operations, refinance our existing indebtedness, pursue desirable business opportunities, successfully run our business or make cash distributions.”

In September 2016, we entered into an equity distribution agreement with UBS. See above “Item 4A: History and Development of the Partnership—2016 Developments—At-the-market Offering”. For the period between the launch of the ATM offering and December 31, 2016, we issued 1,401,481 new common units translating into net proceeds of $4.5 million (before offering expenses).

In October 2016, we paid a small portion of the acquisition price of the M/T Amor through the issuance of 283,696 common units to Capital Maritime and assumed a term loan of $15.8 million. See also “Item 4A: History and Development of the Partnership—2016 Developments— Acquisition of the M/T Amor”.

Subject to our ability to obtain required financing and access financial markets, we expect to continue to evaluate opportunities to acquire vessels and businesses. We currently have no capital commitments to purchase or build additional vessels and none of our vessels is scheduled to undergo its special survey during 2017.

Total partners’ capital as of December 31, 2016 amounted to $927.8 million compared to $937.8 million as of December 31, 2015, constituting a decrease of $10.0 million. The decrease primarily reflects $68.2 million of distributions declared and paid during the year ended December 31, 2016, partially offset by net income of $52.5 million, net proceeds of $4.6 million from the issuance of common units and equity compensation expense of $1.1 million.

Considering the positive impact of the expansion of our asset base following the acquisition of the M/T Amor, our board of directors decided to approve an increase in our common unit quarterly distribution for the fourth quarter 2016 onwards to $0.08 per common unit. For information on the risks affecting the level of our distributions, see “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business and Operations—We cannot assure you that we will pay any distributions.”

Notwithstanding the global economic downturn that occurred in the last several years and subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

The following table summarizes our cash and cash equivalents provided by / (used in) operating, financing and investing activities for the years presented below, in millions:

	2016	2015	2014
Net Cash Provided by Operating Activities	$155.1	$134.2	$125.3
Net Cash Used in Investing Activities	$(91.8)	$(209.9)	$(30.3)
Net Cash (Used in)/Provided by Financing Activities	$(46.8)	$1.7	$5.3

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased to $155.1 million for the year ended December 31, 2016, compared to $134.2 million for the year ended December 31, 2015. The increase of $20.9 million was attributable to the increase by $7.3 million in cash from operations before changes to our operating assets and liabilities, mainly due to the expansion of our fleet, and the positive effect of the change in our operating assets and liabilities between the two periods amounting to $15.1 million, primarily due to the proceeds from the sale of the HMM common shares (see “Overview—Disposal of HMM shares”) partially offset by the increase in the amounts reimbursed by us to our Manager for expenses paid by our Manager on our behalf. The increase in cash provided by operating activities was also partially offset by a $1.6 million increase in drydocking costs paid during the year ended December 31, 2016 compared to the year ended December 31, 2015.

Net cash provided by operating activities increased to $134.2 million for the year ended December 31, 2015, compared to $125.3 million for the year ended December 31, 2014. The increase of $8.9 million was attributable to the increase by $15.6 million in cash from operations before changes to our operating assets and liabilities, mainly due to the expansion of our fleet, partly offset by the negative effect of the change in our operating assets and liabilities between the two periods amounting to $5.2 million. The increase in cash provided by operating activities was also partially offset by a $1.5 million increase in drydocking costs paid during the year ended December 31, 2015 compared to the year ended December 31, 2014.

For an explanation of why our historical net cash provided by operating activities is not indicative of net cash provided by operating activities to be expected in future periods, please refer to the discussion under “—Factors to Consider When Evaluating Our Results” and “—Factors Affecting our Results of Operations”.

Net Cash Used in Investing Activities

Cash used in investing activities is used primarily for vessel acquisitions.

Net cash used in investing activities for the year ended December 31, 2016 amounted to $91.8 million compared to $209.9 million during the year ended December 31, 2015. The decrease of $118.1 million in net cash flows used in investing activities was primarily attributable to the lower number of vessels acquired in the year ended December 31, 2016 compared to the year ended December 31, 2015. We paid $207.7 million for the acquisition of the shares of four vessel-owning companies during the year ended December 31, 2015, compared to $89.6 million for the acquisition of the shares of two vessel-owning companies during the year ended December 31, 2016. Following the acquisition of a lower number of vessels during the year ended December 31, 2016, restricted cash increased by $1.0 million compared to an increase of $2.0 million during the year ended December 31, 2015. Cash consideration paid for vessels improvements for the year ended December 31, 2016 increased by $1.0 million compared to the year ended December 31, 2015.

Net cash used in investing activities for the year ended December 31, 2015 amounted to $209.9 million compared to $30.3 million during the year ended December 31, 2014. The increase of $179.6 million in net cash flows used in investing activities for the year ended December 31, 2015 was primarily attributable to the cash consideration of $207.7 million we paid for the acquisition of the shares of four vessel-owning companies during the year 2015, compared to an advance payment of $30.2 million we made to Capital Maritime in connection with the Dropdown Vessels for the year ended December 31, 2014. Following the acquisition of four vessel-owning companies during the year ended December 31, 2015, restricted cash increased by $2.0 million compared to nil during the year 2014.

Net Cash (Used in)/Provided by Financing Activities

Net cash used in financing activities for the year ended December 31, 2016, amounted to $46.8 million compared to net cash provided by financing activities for the year ended December 31, 2015 of $1.7 million. The decrease of $48.5 million was mainly attributable to the issuance of a lower number of common units which were sold at prevailing market prices and resulted in net proceeds (after offering expenses) of $3.8 million in the year ended December 31, 2016, compared to net proceeds from the issuance of common units of $132.6 million in the year ended December 31, 2015. In addition, proceeds from the incurrence of long-term debt to fund vessel acquisitions decreased by $80.0 million in the year ended December 31, 2016 compared to the year ended December, 31, 2015. Lower proceeds from the incurrence of debt were offset by a decrease of $103.9 million in debt principal amortization to $17.4 million in the year ended December 31, 2016 from $121.3 million in the year ended December 31, 2015, where we used part of the net proceeds from the issuance of common units to prepay debt. In addition, during the year ended December 31, 2016, distributions to our unit holders decreased by $54.6 million compared to the year ended December 31, 2015. See “Overview—Quarterly Cash Distributions on our Common Units.”

Net cash provided by financing activities for the year ended December 31, 2015, amounted to $1.7 million compared to $5.3 million for the year ended December 31, 2014. We issued a lower number of common units in the year ended December 31, 2015, resulting in net proceeds of $132.6 million after offering expenses compared to net proceeds of $173.5 million after offering expenses in the year ended December 31, 2014, out of which $60.0 million were used to repurchase 5,950,610 common units from Capital Maritime. During the year ended December 31, 2015, proceeds from the incurrence of debt were $115.0 million while we did not draw any amount under our credit facilities during the year ended December 31, 2014. Proceeds from the incurrence of long-term debt in the year ended December 31, 2015, were offset by principal payments in the amount of $121.3 million. Our distributions to our unit holders increased by $20.0 million in the year ended December 31, 2015, compared to the year ended December 31, 2014.

Borrowings

Our long-term third-party borrowings are reflected in our balance sheet as “Long-term debt, net” and as current liabilities in “Current portion of long-term debt, net.”

As of December 31, 2016, our total borrowings were $605.0 million, consisting of: (i) $186.0 million outstanding under our 2007 credit facility; (ii) $181.6 million outstanding under our 2008 credit facility; (iii) $14.0 million outstanding under our 2011 credit facility; (iv) $207.6 million outstanding under our 2013 credit facility and (v) $15.8 million outstanding under the 2015 credit facility that was originally arranged by Capital Maritime.

As of December 31, 2015, total borrowings were $571.6 million consisting of: (i) $186.0 million outstanding under the 2007 credit facility; (ii) $181.6 million outstanding under the 2008 credit facility; (iii) $14.0 million outstanding under the 2011 credit facility and (iv) $190.0 million under the 2013 credit facility. As of December 31, 2016, long-term debt was $564.5 million compared to $558.6 million as of December 31, 2015. The current portion of long-term debt as of December 31, 2016 was $40.5 million compared to $13.0 million as of December 31, 2015.

Our Credit Facilities

The 2007 credit facility

In March 2007, we entered into a loan agreement with a syndicate of financial institutions including HSH Nordbank AG for a revolving credit facility of up to $370.0 million for the financing of the acquisition cost, or part thereof, of up to 15 MR product tankers. Following the sale of the M/T Attikos and the M/T Aristofanis during the first half of 2012, we repaid $20.5 million under this credit facility. During 2012, in connection with the issuance and sale of our Class B Units, we prepaid $95.2 million and entered into an amendment which provides for the conversion of the 2007 credit facility into a term loan, the deferral of scheduled amortization payments until March 2016 and the repayment of the facility in six equal consecutive quarterly installments commencing in March 2016 plus a balloon payment due in June, 2017. In April 2015, this facility was further amended as a result of the prepayment of $64.9 million from our issuance and sale of 14,555,000 common units. This amendment provides for the deferral of scheduled amortization payments until November 2017 and the repayment of the facility in nine equal consecutive quarterly installments commencing in November 2017 plus a balloon payment due in December 2019. The interest margin of this facility currently is 3.0%.

The 2008 credit facility

In March 2008, we entered into a loan agreement with a syndicate of financial institutions including HSH Nordbank AG for a non-amortizing credit facility of up to $350.0 million for the partial financing of vessel acquisitions by us. In September 2011, following the acquisition of Crude Carriers, we completed the refinancing of Crude Carrier’s outstanding debt of $134.6 million using this facility. In connection with the refinancing, the M/T Alexander the Great, the M/T Achilleas, the M/T Miltiadis M II, and the M/T Aias were added as collateral to the facility. In connection with the issuance and sale of our Class B Units, we prepaid $48.4 million and entered into an amendment which provided for the deferral of scheduled amortization payments until March 2016 and the repayment of the facility in nine equal consecutive quarterly installments commencing in March 2016 plus a balloon payment due in March 2018. In addition, an undrawn tranche of $52.5 million under the 2008 facility was cancelled. Following the disposal of the M/T Alexander the Great and the M/T Achilleas to Capital Maritime we prepaid an additional $5.2 million. The M/V Archimidis and the M/V Agamemnon replaced the M/T Alexander the Great and the M/T Achilleas as collateral under the facility. In March 2013 we drew the amount of $54.0 million from our 2008 facility in order to partly finance the acquisition of the M/V Hyundai Premium and the M/V Hyundai Paramount. This tranche of the 2008 facility was payable in 20 equal consecutive quarterly installments, beginning in June 2013, plus a balloon payment due in March 2018. In April 2015, this facility was further amended in connection with the prepayment of $46.0 million from our issuance and sale of 14,555,000 common units. This amendment provides for the deferral of scheduled amortization payments until November 2017 and the repayment of the facility in nine equal consecutive quarterly installments commencing in November 2017 plus a balloon payment due in December 2019. The interest margin of this facility is 3.0%.

The 2011 credit facility

In June 2011, we entered into a credit facility of up to $25.0 million with Credit Agricole Emporiki Bank to partially finance the acquisition of the company owning the M/V Cape Agamemnon from Capital Maritime. In connection with the issuance and sale of our Class B Units, we prepaid $6.0 million and entered into an amendment which provided for the deferral of scheduled amortization payments until March 2016 and the repayment of the facility in nine equal consecutive quarterly installments commencing in March 2016 plus a balloon payment due in March 2018. In April 2015, this facility was further amended as a result of the prepayment of $5.0 million from our issuance and sale of 14,555,000 common units. This amendment provides for the deferral of scheduled amortization payments until December 2017 and the repayment of the facility in two equal consecutive quarterly installments commencing in December 2017 plus a balloon payment due in March 2018. The interest margin of this facility is 3.25%.

The 2013 credit facility

On September 6, 2013, we entered into a senior secured credit facility of up to $200.0 million led by ING Bank N.V. The facility was non-amortizing until March 2016, with a final maturity date in December 2020. This facility bears an interest margin of 3.50% and a commitment fee of 1.00%. The facility was available for the funding of up to 50% of the charter free value of modern product tankers and post-panamax container vessels. In September 2013, we drew $75.0 million from the Tranche A of this facility for the partial financing of three post-panamax container vessels. On December 27, 2013, the 2013 credit facility was amended to increase its size to up to $225.0 million. None of the other material terms of the credit facility were amended. During 2015, we drew $115.0 million from the Tranche B of this facility to partly finance the acquisition of four out of the five Dropdown Vessels and the remaining $35.0 million was drawn on February 23, 2016 to partly finance the acquisition of the fifth Dropdown Vessel. The balance of this facility as of December 31, 2016 will be repaid in 16 equal consecutive quarterly instalments starting in March 2017 plus a balloon payment due on its final maturity date in December 2020.

The 2015 credit facility

On October 24, 2016, following the acquisition of the M/T Amor we assumed a $15.8 million loan drawn under the 2015 credit facility arranged by Capital Maritime. This loan bears an interest margin of 2.50% and is repayable in 17 equal quarterly instalments starting in October 2018 plus a balloon payment due on its final maturity date in November 2022.

All our credit facilities contain customary ship finance covenants, including restrictions as to changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of vessels, the ratio of EBITDA to net interest expenses which shall be no less than 2:1, a minimum cash requirement of $0.5 million per vessel, as well as the ratio of net total indebtedness to the aggregate market value of the total fleet, which shall not exceed 0.725:1. Our credit facilities also contain a collateral maintenance requirement according to which the aggregate average fair market value of the collateral vessels under each facility must be no less than 120% (under the 2015 credit facility) or 125% (under our other credit facilities) of the aggregate outstanding amount under these facilities. Furthermore, the vessel owning companies may pay dividends or make distributions provided that no event of default has occurred and the payment of such dividend or distribution does not result in a breach of any of the financial covenants. Our credit facilities require the earnings, insurances and requisition compensation of the respective vessel or vessels to be assigned as collateral. Each also requires additional security, including pledge and charge on current account, corporate guarantee from each of the vessel owning companies and mortgage interest insurance.

Our obligations under our credit facilities are secured by first-priority mortgages covering our vessels and are guaranteed by each vessel owning company. Our credit facilities contain a “Market Disruption Clause,” which the lenders may unilaterally trigger, requiring us to compensate the lenders for any increases to their funding costs caused by disruptions to the market. For the years ended December 31, 2016, 2015, and 2014, we did not incur additional interest expense due to the “Market Disruption Clause”.

As of December 31, 2016, we were in compliance with all financial debt covenants. Our ability to comply with the covenants and restrictions contained in our credit facilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, including interest rate developments, changes in the funding costs of our banks and changes in vessel earnings and vessel asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, we are unlikely to be able to make any distributions to our unitholders, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us, if any, may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios set out above. The global economic downturn that occurred in the last several years has had an adverse effect on vessel values, and economic conditions remain fragile with significant uncertainty surrounding levels of recovery and long-term economic growth effects. If the estimated asset values of the vessels in our fleet decrease, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities. A decline in the market value of our vessels could also affect our ability to refinance our credit facilities and/or limit our ability to obtain additional financing. A decrease of 10% in the aggregate fair market values of our vessels would not cause any violation of the total indebtedness to aggregate market value covenant contained in our credit facilities.

C. Research and Development

Not applicable.

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on, among other things, the demand and supply dynamics characterizing the tanker, container and drybulk markets at any given time. For other trends affecting our business please see other discussions in “Item 5—Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

E.	Off-Balance Sheet Arrangements

As of the date of this Annual Report, we have not entered into any off-balance sheet arrangements.

F.	Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2016 (in thousands of U.S. Dollars).

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	$605,012	$40,534	$394,785	$158,210	$11,483
Interest Obligations(1)	85,613	26,470	48,206	10,416	521
Management fee(2)	29,028	10,294	13,056	5,678	—

Total:	$719,653	$77,298	$456,047	$174,304	$12,004

(1)	For our 2007, 2008, 2011, 2013 and 2015 credit facilities, interest has been estimated based on the LIBOR Bloomberg forward rates and the margins as of December 31, 2016 of 3%, 3%, 3.25%, 3.5% and 2.5%, respectively.
(2)	The fees payable to Capital Ship Management represent fees for the provision of commercial and technical services such as crewing, repairs and maintenance, insurance, stores, spares and lubricants under our management agreements. Management fees under the floating fee and Crude Carriers management agreements have been increased annually based on the United States Consumer Price Index for November 2016. The amount of $5.7 million for payments due between three and five years has been calculated on the basis of the agreed expiration dates of our management agreements.

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

Vessel Lives and Impairment

The carrying value of each of our vessels represents its original cost (contract price plus initial expenditures) at the time of delivery or purchase less accumulated depreciation or impairment charges. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. However, in recent years, market conditions have changed significantly as a result of the credit crisis and the resulting slowdown in world trade. Charter rates for vessels have decreased and vessel values have been affected. We consider these market developments as indicators of potential impairment of the carrying amount of our assets. We performed undiscounted cash flow tests as of December 31, 2016 and 2015, as an impairment analysis, in which we made estimates and assumptions relating to determining the projected undiscounted net operating cash flows by considering the following:

•	the charter revenues from existing time charters for the fixed fleet days (our remaining charter agreement rates);

•	vessel operating expenses;

•	drydocking expenditures;

•	an estimated gross daily time charter equivalent for the unfixed days (based on the 10-year average historical one-year Time Charter Equivalent) over the remaining economic life of each vessel, excluding days of scheduled off-hires;

•	residual value of vessels;

•	commercial and technical management fees;

•	a utilization rate of 99.0% based on the fleet’s historical performance; and

•	the remaining estimated life of our vessels.

Although we believe that the assumptions used to evaluate potential impairment which are largely based on the historical performance of our fleet, are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

Our assumptions consider historical trends and our accounting policies are as follows:

•	in accordance with the prevailing industry standard, depreciation is calculated using an estimated useful life of 25 years for our vessels, commencing at the date the vessel was originally delivered from the shipyard;

•	estimated useful life of vessels takes into account design life, commercial considerations and regulatory restrictions based on our fleet’s historical performance;

•	estimated charter rates are based on rates under existing vessel contracts and thereafter at market rates at which we expect we can re-charter our vessels based on market trends. We believe that the 10 year average historical Time Charter Equivalent is appropriate (or less than 10 years if appropriate data is not available) for the following reasons:

•	it reflects more accurately the earnings capacity of the type, specification, deadweight capacity and average age of our vessels;

•	it reflects the type of business concluded by us (period as opposed to spot);

•	it includes at least one market cycle; and

•	respective data series are adequately populated;

•	estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our vessels may spend operating on the spot market, based on the historical experience of our fleet;

•	estimates of operating expenses and drydocking expenditures are based on historical operating and drydocking costs based on the historical experience of our fleet and our expectations of future operating requirements;

•	vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate of $180 per ton; and

•	the remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in our depreciation calculations.

The impairment test that we conduct is most sensitive to variances in future time charter rates. Based on the sensitivity analysis performed for December 31, 2016 and 2015, we would begin recording impairment on the first vessel that will incur impairment by vessel type for time charter declines from their 10-year historical averages as follows:

	Percentage Decline from which Impairment would be Recorded
	Year ended December 31, 2016	Year ended December 31, 2015
Vessel
Product tankers	24.6%	21.3%
Suezmax vessels	18.5%	26.0%
Cape vessel	59.6%	64.0%
Container vessels 5,000 TEU	36.7%	41.9%
Container vessels 8,000 TEU	40.2%	45.1%
Container vessels 9,000 TEU	40.1%	33.4%

As of December 31, 2016 and February 3, 2017, our current rates for time charters on average were above / (below) their 10-year historical averages as follows:

	Time Charter Rates as Compared with 10-year Historical Average (as percentage above/(below))
	As of December 31, 2016	As of February 3, 2016
Vessel
Product tankers	(10.0%)	(2.6%)
Suezmax vessels	(12.4%)	(12.4%)
Cape vessel	14.1%	14.1%
Container vessels 5,000 TEU	33.3%	33.3%
Container vessels 8,000 TEU	(69.2%)	(69.2%)
Container vessels 9,000 TEU	35.2%	35.2%

Based on the above assumptions we determined that the undiscounted cash flows support the vessels’ carrying amounts as of December 31, 2016 and 2015.

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

Our board of directors consists of eight persons, including three persons who are designated by our General Partner in its sole discretion and five directors who are elected by the common unitholders.

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

At our annual general meeting of unitholders held on July 13, 2016, Evangelos G. Bairactaris and Keith Forman were re-elected to act as Class III Directors until the Partnership’s 2019 annual meeting of limited partners.

The holders of the Class B Units have no right to vote for, elect or appoint any director, or to nominate any individual to stand for election or appointment as a director. However, if we fail to pay the minimum Class B Unit distribution for six or more quarters, the holders of the Class B Units will have the right to appoint a director to our board and, if such arrearages exist after March 1, 2018, to replace the directors appointed by our General Partner, in each case by the affirmative vote of the holders of a majority of the Class B Units, subject to exceptions and conditions contained in our partnership agreement.

Our General Partner intends to cause its officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs. Our General Partner’s Chief Executive Officer and Chief Financial Officer, Gerasimos (Jerry) Kalogiratos, and its Chief Operating Officer, Mr. Gerasimos Ventouris allocate their time between managing our business and affairs and the business and affairs of Capital Maritime. The amount of time they allocate between our business and the businesses of Capital Maritime varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

Our General Partner owes a fiduciary duty to our unitholders and is liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are expressly non-recourse to it. Whenever possible, the partnership agreement directs that we should incur indebtedness or other obligations that are non-recourse to our General Partner. Officers of our General Partner and other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Capital Maritime. Our partnership agreement limits our General Partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our General Partner or our directors. Please read “Item 3.D: Risk Factors—Risks Inherent in an Investment in Us—Our partnership agreement limits our General Partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our General Partner or our directors” for a more detailed description of such limitations.

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors and director nominees and our General Partner’s executive officers as of January 31, 2017.

Name	Age	Position
Ioannis E. Lazaridis(1)	49	Director and Chairman of the Board
Gerasimos (Jerry) Kalogiratos(1)	39	Director and Chief Executive Officer and Chief Financial Officer of our General Partner
Gerasimos Ventouris	66	Chief Operating Officer of our General Partner
Nikolaos Syntichakis(1)	55	Director
Pierre de Demandolx-Dedons(2)	76	Director(5)
Abel Rasterhoff(3)	76	Director(5)
Evangelos G. Bairactaris(4)	46	Director and Secretary
Keith Forman(4)	59	Director(5)
Dimitris P. Christacopoulos(3)	46	Director(5)

(1)	Appointed by our General Partner (term expires in 2017).
(2)	Class I director (term expires in 2017).

(3)	Class II director (term expires in 2018).
(4)	Class III director (term expires in 2019).
(5)	Member of our audit committee and our conflicts committee.

Biographical information with respect to each of our directors, our director nominees and our General Partner’s executive officers is set forth below. The business address for our executive officers is 3 Iassonos Street Piraeus, 18537 Greece.

Ioannis E. Lazaridis, Director and Chairman of the Board.

Mr. Lazaridis joined our board of directors on March 13, 2007 and served as the Chief Executive and Chief Financial Officer of our General Partner since its formation in January 2007 until September 8, 2014. Mr. Lazaridis was appointed as non-executive Chairman of the Board effective December 19, 2014. Mr. Lazaridis served as President of NYSE-listed Crude Carriers Corp., an affiliate of Capital Maritime, from March 2010 until its merger with us in September 2011, and also served as Capital Maritime’s Chief Financial Officer and as a director from its incorporation in March 2005. From 2004 to March 2005, Mr. Lazaridis was employed by our predecessor companies. From 1990 to 2004, Mr. Lazaridis was employed by Credit Agricole Indosuez Cheuvreux in London, Kleinwort Benson Securities and Norwich Union Investment Management in various positions related to equity sales and portfolio management. Mr. Lazaridis holds a B.A. degree in economics from the University of Thessaloniki in Greece and an M.A. in Finance from the University of Reading in the UK. He is also an Associate for the Institute of Investment Management and Research in the UK.

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

Keith Forman, Director.

Mr. Forman joined our board of directors on April 3, 2007 and serves on our conflicts committee and our audit committee. Mr. Forman was appointed President and Chief Executive Officer of Rentech, Inc. (NASDAQ: RTK) in December 2014. He was also appointed Chief Executive Officer of Rentech Nitrogen Partners (NYSE: RNF) at the same time. Previously Mr. Forman had served, since November of 2011, as an independent director of RNF. Rentech was the owner of the general partner of RNF, a publicly traded partnership engaged in the manufacture of fertilizers until it was merged into CVR Partners in April, 2016. CVR Partners (NYSE:UAN) is a manufacturer of fertilizers as well and Mr. Forman has served as a director of its general partner since the merger. Rentech remains the owner of subsidiaries engaged in the wood fiber industry in the United States, Canada, South America and the U.K. Mr. Forman was, until March 2010, a Partner and served as Chief Financial Officer of Crestwood Midstream Partners. Crestwood Midstream was a private equity backed investment partnership focused on making investments in the midstream energy market. Prior to his tenure at Crestwood, he was Senior Vice President, Finance for El Paso Corporation, a Vice President, of El Paso Field Services, and from 1992 to 2003 Chief Financial Officer of GulfTerra Energy Partners L.P., a publicly traded master limited partnership. Mr. Forman has served as a Senior Advisor to Industry Funds Management, an Australian based fund manager that invests in infrastructure projects worldwide, since May 2012. Mr. Forman resigned his position as a Director of Applied Consultants in September of 2016, a position he had held since November 2013 as the company was acquired by the private investment firm First Reserve.

Dimitris P. Christacopoulos, Director.

Mr. Christacopoulos joined our board of directors on September 30, 2011, following our merger with NYSE-listed Crude Carriers, where he had served as a director since 2010 and he currently serves on our conflicts committee and our audit committee. Mr. Christacopoulos currently serves as a Partner at Octane Management Consultants. He started his professional career as an analyst in the R&D Department of a major food producer in Greece in 1992 before joining Booz Allen & Hamilton Consulting in 1995 in New York in their Operations Management Group. He subsequently joined Barclays Capital as the Associate Director for Strategic Planning in London from 1999 to 2002 at which time he became Director of Corporate Finance & Strategy at Aspis Group of Companies in Athens where he participated in the Group’s Management and Investment Committees. In 2005, he joined Fortis Bank NV/SA as a Director in the Energy, Commodities and Transportation Group and until 2010 acted as the Deputy Country Head for Greece, setting up the bank’s Greek branch and expanding its presence in ship and energy finance in the region. Mr. Christacopoulos has a diploma in chemical engineering from the National Technical University of Athens and an MBA from Columbia Business School in New York.

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

Executive Compensation

We and our General Partner were formed in January 2007. Prior to April 3, 2007, neither we nor our General Partner paid any compensation to our directors or our General Partner’s officers, nor accrued any obligations with respect to management incentive or retirement benefits for our directors or our General Partner’s officers. The compensation of our General Partner’s Chief Executive Officer and Chief Financial Officer, Mr. Kalogiratos, and our General Partner’s Chief Operating Officer, Mr. Ventouris, is set and paid by our General Partner, and we reimburse our General Partner for such costs and related expenses under relevant executive service agreements. We do not have a retirement plan for our General Partner’s executive officers or directors. Officers and employees of our General Partner or its affiliates may participate in employee benefit plans and arrangements sponsored by Capital Maritime, our General Partner or their affiliates, including plans that may be established in the future.

Compensation of Directors

Our directors receive compensation for their services as directors, as well as for serving in the role of committee chair, and have also received restricted units. Please read “Item 6E: Share Ownership—Omnibus Incentive Compensation Plan” for additional information. For the year ended December 31, 2016, our directors, including our chairman, received an aggregate amount of $0.6 million. In lieu of any other compensation, our chairman receives an annual fee for acting as a director and as the chairman of our board of directors. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees and is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

Services Agreement

Under separate service agreements entered into between our General Partner and each of its officers, if a change in control affecting us occurs, each of our General Partner’s officers may resign within six months of such change in control. There are no service agreements between any of the directors and us.

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

During the year ended December 31, 2016, our board of directors held nine meetings. Even if Board members are not able to attend a board meeting, all board members are provided information related to each of the agenda items before each meeting, and can therefore, provide counsel outside regularly scheduled meetings. All directors were present at all meetings of the board of directors and all meetings of committees of the board of directors on which such director served.

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

Audit Committee. The audit committee of our board of directors is composed of three or more independent directors, each of whom must meet the independence standards of the Nasdaq Global Select Market, the SEC and any other applicable laws and regulations governing independence from time to time. The audit committee is currently comprised of directors Abel Rasterhoff (chair), Pierre de Demandolx-Dedons, Keith Forman and Dimitris Christacopoulos. All members of the committee are financially literate and our board of directors has determined that Mr. Rasterhoff qualifies as an “audit committee financial expert” for purposes of the U.S. Sarbanes-Oxley Act of 2002. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. The audit committee met four times during the year ended December 31, 2016, on January 20, April 21, July 21 and October 20, 2016.

Conflicts Committee. The conflicts committee of our board of directors is composed of the same directors constituting the audit committee, being Keith Forman (chair), Abel Rasterhoff, Pierre de Demandolx-Dedons and Dimitris Christacopoulos. The members of our conflicts committee may not be officers or employees of our General Partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the Nasdaq Global Select Market to serve on an audit committee of a board of directors and certain other requirements. The conflicts committee reviews specific matters that the board believes may involve conflicts of interest and determines if the resolution of the conflict of interest is fair and reasonable to us. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our General Partner or its affiliates of any duties any of them may owe us or our unitholders. The conflicts committee met eleven times during the year ended December 31, 2016, on January 1, June 24, July 27, August 29, August 30, September 5, September 7, October 6, October 13, October 19 and December 16.

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

E.	Share Ownership

As of December 31, 2016:

•	850,000 restricted common units had been issued under our Plan (described below) out of which 150,832 vested as of December 31, 2016;

•	Our director Keith Forman has owned a small number of common units since the date of our IPO. In addition, restricted common units were also issued in August 2010 and December 2015 to all members then-serving on our board of directors under the terms of our Plan (described below), which such members may be deemed to beneficially own, or to have beneficially owned. A portion of shares issued to our director Dimitris Christacopoulos, when he was a member of the board of directors of Crude Carriers, converted to common units in us in the same manner as all shares converted under the terms of our merger agreement. No member of our board of directors owns common or restricted units in a number representing more than 1.0% of our outstanding common units; and

•	The Marinakis family, including Evangelos M. Marinakis, our former chairman, through its beneficial ownership of Capital Maritime and Crude Carriers Investments, may be deemed to beneficially own, or to have beneficially owned, all of our common units held by Capital Maritime and Crude Carriers Investments.

Omnibus Incentive Compensation Plan

On April 29, 2008, our board of directors adopted an Omnibus Incentive Compensation Plan, also referred to as the Plan in this Annual Report, according to which we may issue a limited number of awards to our employees, consultants, officers, directors or affiliates, including the employees, consultants, officers or directors of our General Partner, our Manager, Capital Maritime and certain key affiliates and other eligible persons. Awards may be made in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. The Plan is administered by our General Partner as authorized by our board of directors.

On July 22, 2010, our board of directors amended the Plan to increase the aggregate number of restricted units issuable under the Plan to 800,000.

On August 31, 2010, we, either directly or through our General Partner, issued 795,200 (or 2% of our total units outstanding as of December 31, 2010) of the 800,000 units authorized under the Plan. Awards were issued to all members of our board of directors, to officers of our General Partner, our Manager, Capital Maritime and to employees of certain key affiliates and other eligible persons, with the majority vesting three years from the date of issuance, except for awards issued to certain members of our board of directors which vested in equal annual installments over a three-year period.

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

As of December 31, 2016, our partners’ capital consisted of 122,094,633 common units, of which 101,518,655 were owned by non-affiliated public unitholders, 12,983,333 Class B Units, no subordinated units and 2,439,989 general partner units. The Marinakis family, including Evangelos M. Marinakis, our former chairman, may be deemed to beneficially own on a fully converted basis a 16.7% interest in us (18.5% on a non-fully converted basis), through, among others, Capital Maritime, which may be deemed to beneficially own a 14.3% interest in us, including 17,291,768 common units and a 1.8% interest in us (2% on a non-fully converted basis) through its ownership of our General Partner, and Crude Carriers Investments, which may be deemed to beneficially own a 2.4% interest in us.

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

Name of Beneficial Owner	Number of Common Units Owned	Percentage of Total Common Units
Capital Maritime(1)(2)	17,291,768	14.2%
Crude Carriers Investments(2)	3,284,210	2.7%
All executive officers and directors as a group (8 persons)(3)	*	*

(1)	Excludes the 2% general partner interest (1.8% on a fully converted basis) held by our General Partner, a wholly owned subsidiary of Capital Maritime.
(2)	The Marinakis family, including Evangelos M. Marinakis, our former chairman, through its ownership of Capital Maritime and Crude Carriers Investments, may be deemed to beneficially own, or to have beneficially owned, all of our units held by Capital Maritime and Crude Carriers Investments.
(3)	Our director Keith Forman has owned a small number of common units since the date of our IPO. In addition, restricted common units were also issued in August 2010 to all members then-serving on our board of directors under the terms of our Plan, which such members may be deemed to beneficially own, or to have beneficially owned. The shares issued to our director Dimitris Christacopoulos, when he was a member of the board of directors of Crude Carriers, converted to common units in us in the same manner as all shares converted at the time of our merger with Crude Carriers. No member of our board of directors owns common or restricted units in a number representing more than 1% of our outstanding common units.

Our major unitholders have the same voting rights as our other unitholders except that if at any time, any person or group, other than our General Partner, its affiliates, including Capital Maritime, their transferees, and persons who acquired such units with the prior approval of our board of directors, owns beneficially 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other unitholders of the same class holding less than 4.9% of the voting power of that class. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Partnership.

B.	Related-Party Transactions

Capital Maritime’s ability, as sole member of our General Partner, to control the appointment of three of the eight members of our board of directors and to approve certain significant actions we may take, as well as its ownership of 14.2% of our common units, which it can vote in their totality on all matters that arise under the partnership agreement (except for the election of directors elected by holders of our common units), means that Capital Maritime, together with its affiliates, will have the ability to exercise significant influence regarding our management and may be able to propose amendments to the partnership agreement that are in its best interest.

Omnibus Agreement with Capital Maritime

On September 30, 2011, we entered into an amended and restated Omnibus Agreement with Capital Maritime, Capital GP L.L.C and Capital Product Operating L.L.C., which governs the manner in which certain future tanker business opportunities will be offered by Capital Maritime to us. The Omnibus Agreement does not apply to container and drybulk vessels.

Under the terms of the Omnibus Agreement, Capital Maritime and its controlled affiliates (other than us, our General Partner and our subsidiaries) have agreed not to acquire, own or operate product or crude oil tankers with carrying capacity greater than or equal to 30,000 dwt under time or bareboat charters with a remaining duration (excluding any extension options) of at least 12 months (calculated by reference to the earliest of (a) the date the tanker to which such time or bareboat charter is attached is first acquired by Capital Maritime or any of its controlled affiliates and (b) the date on which a tanker owned by Capital Maritime or any of its controlled affiliates is put under such time or bareboat charter) without the consent of our General Partner or our board of directors or without first offering such tanker vessel to us. Similarly, we may not acquire, own or operate product or crude oil tankers with a carrying capacity under 30,000 dwt, other than vessels we had owned prior to the date of the Omnibus Agreement, without first offering such tanker vessel to Capital Maritime.

Furthermore, we granted Capital Maritime a right of first offer on the disposal of product and crude oil tankers, whereas Capital Maritime granted us a right of first offer on any disposal or re-chartering of any product and crude oil tanker with a carrying capacity greater than or equal to 30,000 dwt owned or acquired by Capital Maritime or any of its controlled affiliates (other than us).

Administrative and Executive services agreements with the Manager

On April 4, 2007, the Partnership entered into an administrative services agreement with the Manager, pursuant to which the Manager has agreed to provide certain administrative management services to the Partnership, such as accounting, auditing, legal, insurance, IT, clerical, and other administrative services. Also the Partnership reimburses the Manager and its general partner, Capital GP L.L.C. (the “CGP”) for reasonable costs and expenses incurred in connection with the provision of these services after the Manager submits to the Partnership an invoice for such costs and expenses, together with any supporting detail that may be reasonably required.

In 2015, the Partnership entered into an executive services agreement (amended in 2016) with CGP according to which CGP provides certain executive officers services for the management of the Partnership’s business as well as investor relation and corporate support services to the Partnership.

Transactions entered into during the year ended December 31, 2016

1.	Amendments to Management Agreements. On March 1, 2016 and September 28, 2016, we amended and restated the fixed fee management agreement with Capital Ship Management in its entirely to reflect, among other things, the vessels covered by each management agreement. On February 26, 2016, September 1, 2016, September 28, 2016, October 24, 2016 and December 1, 2016, we amended the floating rate management agreement with Capital Ship Management to reflect, among other things, the vessels covered by each management agreement. Please read “Item 4B: Business Overview—Our Management Agreements” for a detailed description of the terms of each management agreement.

2.	Share Purchase Agreement for the acquisition of the vessel owning company of the M/T Amor, the assumption of the 2015 credit facility and the time charter agreement with Cargill. On October 24, 2016, we entered into a share purchase agreement for the acquisition of the shares of the company owning the M/T Amor, an eco-type MR product tanker (49,999 dwt IMO II/III Chemical Product Tanker built 2015, Samsung Heavy Industries (Ningbo) Co., Ltd.) for a total consideration of $16.9 million comprising, $16.0 million in cash and the issuance of 283,696 new common units to Capital Maritime. The M/T Amor is employed under a time charter by Cargill at a gross daily rate of $17,500. On acquisition we assumed a term loan of a $15.8 million under a new credit facility with ING Bank N.V. arranged by Capital Maritime. The term loan is non-amortizing for a period of two years from the anniversary of the dropdown of the M/T Amor with an expected final maturity date in November 2022. The interest margin on the term loan is 2.50%. The term loan is subject to ship finance covenants similar to the covenants applicable under our existing facilities. For further information on our existing facilities, please see “Item 5.B. Liquidity and Capital Resources—Borrowings—Our Credit Facilities”. The acquisition of the M/T Amor was reviewed and unanimously approved by the conflicts committee of our board of directors and our entire board of directors. Please also see “Item 5B: Liquidity and Capital Resources—Net Cash Used in Investing Activities” and Note 5 (Fixed Assets) to our Financial Statements included herein for more information regarding this acquisition, including a detailed explanation of how it was accounted for.

3.	Share Purchase Agreement for the acquisition of the vessel owning company of the CMA CGM Magdalena. Pursuant to the Master Vessel Acquisition Agreement we entered into on July 24, 2014, we entered into a share purchase agreement on February 26, 2016 with Capital Maritime for the acquisition of the shares of the company owning the M/V CMA CGM Magdalena, the last of five Dropdown Vessels that we agreed to acquire from Capital Maritime. The $81.5 million purchase price for the M/V ‘CMA CGM Magdalena’ was funded through a drawdown under our 2013 credit facility and from available cash. The M/V ‘CMA CGM Magdalena’ is chartered to CMA-CGM S.A. for five years at a gross daily charter rate of $39,250.

4.	Charter Party Agreements with Capital Maritime. During 2016, each of the M/T Amore Mio II, M/T Miltiadis M II, M/T Aristotelis, M/T Atlantas II and M/T Arionas entered into new or extended existing charter party agreements with Capital Maritime. These new charters/extensions were unanimously approved by the conflicts committee of independent directors of our board of directors. Please see “Item 4B: Business Overview—Our Fleet” and “—Our Charters” for a detailed description of these charters, including earliest possible redelivery dates of the vessels and relevant charter rates.

Transactions entered into during the year ended December 31, 2015

1.	Amendments to Management Agreements. On July 1, 2015 and October 1, 2015, we amended and restated the fixed fee management agreement with Capital Ship Management in its entirely to reflect, among other things, the vessels covered by each management agreement. On March 31, 2015, June 10, 2015, June 30, 2015, September 18, 2015, and October 1, 2015, we amended the floating rate management agreement with Capital Ship Management to reflect, among other things, the vessels covered by each management agreement. Please read “Item 4B: Business Overview—Our Management Agreements” for a detailed description of the terms of each management agreement.

2.	Equity Offering. On April 21, 2015, we completed the issuance and sale of 14,555,000 common units representing limited partnership interests at a public offering price of $9.53 per unit, which included 1,755,000 common units sold as a result of the partial exercise of the overallotment option granted to the underwriters of the public offering and 1,100,000 common units sold to our sponsor. Proceeds after the deduction of the underwriters’ commissions and net proceeds after the deduction of the transaction expenses amounted to $133.3 and $132.6 million, respectively. Our sponsor Capital Maritime subsequently converted an aggregate of 315,908 common units into general partner units and delivered such units to our General Partner in order for it to maintain its 2% interest in us.

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

4.	Charter Party Agreements with Capital Maritime. During 2015, each of the M/T Agisilaos, M/T Atrotos, M/T Amore Mio II, M/T Akeraios, M/T Apostolos, M/T Active, M/T Amadeus, M/T Miltiadis M II, M/T Aristotelis, M/T Ayrton II and M/T Anemos I entered into new or extended existing charter party agreements with Capital Maritime. These new charters/extensions were unanimously approved by the conflicts committee of independent directors of our board of directors. Please see “Item 4B: Business Overview—Our Fleet” and “—Our Charters” for a detailed description of these charters, including earliest possible redelivery dates of the vessels and relevant charter rates.

Transactions entered into during the year ended December 31, 2014

1.	Amendments to Management Agreements. On February 28, 2014 and December 31, 2014, we amended and restated the fixed fee management agreement with Capital Ship Management in its entirely to reflect, among other things, the vessels covered by each management agreement. On April 1, 2014, May 18, 2014, and December 31, 2014, we amended the floating rate management agreement with Capital Ship Management to reflect, among other things, the vessels covered by each management agreement. Please read “Item 4B: Business Overview—Our Management Agreements” for a detailed description of the terms of each management agreement.

2.	Master Vessel Acquisition Agreement. On July 24, 2014 we entered into the Master Vessel Acquisition Agreement with Capital Maritime, as described in further detail in “Item 4A: History and Development of the Partnership—2015 Developments”. Pursuant to this agreement, we agreed to acquire the Dropdown Vessels at prices below current market value and have been granted a right of first refusal over six additional newbuild Samsung eco medium range product tankers, including the M/T Amor delivered during October 2016. As consideration, we agreed, subject to, among other things, the approval of our unitholders, to adopt the Fourth Amendment to the Partnership Agreement. This amendment was adopted on August 25, 2014 following our unitholders’ approval at our 2014 annual meeting of unitholders, which was held on August 21, 2014.

3.	Purchase Agreement. On September 3, 2014, we entered into a purchase agreement for 5,950,610 of our common units held by Capital Maritime at an aggregate price of $60.0 million. The purchase price was funded by the net proceeds from a public offering of our common units in September 2014. We subsequently cancelled the common units that were repurchased from Capital Maritime pursuant to this purchase agreement. Please see “Item 4A: History and Development of the Partnership—2014 Developments”. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors of our board of directors.

4.	Charter Party Agreements with Capital Maritime. During 2014, each of the M/T Axios, M/T Avax, M/T Atrotos, M/T Assos, M/T Agisilaos and M/T Arionas entered into new or extended existing charter party agreements with Capital Maritime. These new charters/extensions were unanimously approved by the conflicts committee of independent directors of our board of directors.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our General Partner and its affiliates, including Capital Maritime, on the one hand, and us and our unaffiliated limited partners, on the other hand. The officers of our General Partner may have certain fiduciary duties to manage our General Partner in a manner beneficial to its owners. At the same time, our General Partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders. Similarly, our board of directors has fiduciary duties to manage us in a manner beneficial to us, our General Partner and our limited partners. Furthermore, three of our directors are also directors and officers of Capital Maritime and as such they have fiduciary duties to Capital Maritime that may cause them to pursue business strategies that disproportionately benefit Capital Maritime or which otherwise are not in the best interests of us or our unitholders.

Our partnership affairs are governed by our partnership agreement and the MILPA. The provisions of the MILPA resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. We are not aware of any material difference in unitholder rights between the MILPA and the Delaware Revised Uniform Limited Partnership Act. The MILPA also provides that it is to be applied and construed to make the laws of the Marshall Islands, with respect to the subject matter of the MILPA, uniform with the laws of the State of Delaware and, so long as it does not conflict with the MILPA or decisions of certain Marshall Islands courts, the non-statutory law (or “case law”) of the State of Delaware is adopted as the law of the Marshall Islands. There have been, however, few, if any, court cases in the Marshall Islands interpreting the MILPA, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute.

Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in Delaware. For example, the rights of our unitholders and fiduciary responsibilities of our General Partner and its affiliates under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. Due to the less-developed nature of Marshall Islands law, our public unitholders may have more difficulty in protecting their interests in the face of actions by our General Partner, its affiliates or controlling unitholders than would unitholders of a limited partnership organized in the United States.

Our partnership agreement contains provisions that modify and limit the fiduciary duties of our General Partner and our directors to the unitholders under Marshall Islands law. Our partnership agreement also restricts the remedies available to unitholders for actions taken by our General Partner or our directors that, without those limitations, might constitute breaches of fiduciary duty.

Neither our General Partner nor our board of directors will be in breach of their obligations under the partnership agreement or their duties to us or the unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, although neither our General Partner nor our board of directors are obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our General Partner or any of its affiliates, although neither our General Partner nor our board of directors are obligated to seek such approval;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties, but neither our General Partner nor our directors are required to obtain confirmation to such effect from an independent third party; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our General Partner or our board of directors may, but are not required to, seek the approval of such resolution from the conflicts committee of our board of directors or from the common unitholders. If neither our General Partner nor our board of directors seek approval from the conflicts committee, and our board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors, including the board members affected by the conflict, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our board of directors may affect the amount of cash available for distribution to unitholders.

The amount of cash that is available for distribution to unitholders is affected by decisions of our board of directors regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our General Partner or our directors to our unitholders, including borrowings that have the purpose or effect of enabling our General Partner or its affiliates to receive incentive distribution rights.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units.

Our partnership agreement provides that we and our subsidiaries may borrow funds from our General Partner and its affiliates. Our General Partner and its affiliates may not borrow funds from us or our subsidiaries.

Neither our partnership agreement nor any other agreement requires Capital Maritime to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Capital Maritime’s directors and executive officers have a fiduciary duty to make these decisions in the best interests of the stockholders of Capital Maritime, which may be contrary to our interests.

Because all of the officers of our General Partner and three of our directors are also directors and officers of Capital Maritime, such officers and directors have fiduciary duties to Capital Maritime that may cause them to pursue business strategies that disproportionately benefit Capital Maritime or which otherwise are not in the best interests of us or our unitholders.

Our General Partner is allowed to take into account the interests of parties other than us, such as Capital Maritime.

Our partnership agreement contains provisions that reduce the standards to which our General Partner would otherwise be held by Marshall Islands fiduciary duty law. For example, our partnership agreement permits our General Partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our General Partner. This entitles our General Partner to consider only the interests and factors that it desires, and it has no duty or obligations to give any consideration to any interest of or factors affecting us, our affiliates or any unitholder. Decisions made by our General Partner in its individual capacity will be made by its sole owner, Capital Maritime. Specifically, our General Partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or incentive distribution rights or votes upon the dissolution of the partnership.

We do not have any officers and rely solely on officers of our General Partner.

Affiliates of our General Partner conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers who provide services to our General Partner and its affiliates. The officers of our General Partner are not required to work full-time on our affairs but may be required to devote time to the affairs of Capital GP L.L.C. and its affiliates, and we reimburse their employers for the services they render to us and our subsidiaries. Our General Partner’s Chief Executive Officer and Chief Financial Officer is also an executive officer of Capital Maritime.

We will reimburse our General Partner and its affiliates for expenses.

We will reimburse our General Partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our General Partner will determine the expenses that are allocable to us in good faith.

Common unitholders will have no right to enforce obligations of our General Partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our General Partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our General Partner and its affiliates in our favor.

Contracts between us, on the one hand, and our General Partner and its affiliates, on the other, will not be the result of arms’- length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our General Partner and its affiliates are or will be the result of arms’-length negotiations. Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our General Partner and its affiliates, must be:

•	on terms no less favorable to us then those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

Our General Partner may also enter into additional contractual arrangements with any of its affiliates on our behalf; however, there is no obligation of our General Partner and its affiliates to enter into any contracts of this kind, and our General Partner will determine, in good faith, the terms of any of these transactions.

Common units are subject to our General Partner’s limited call right.

Our General Partner may exercise its right to call and purchase limited partner interests, including common units, as provided in the partnership agreement and may assign this right to one of its affiliates (including us). Our General Partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have common units purchased from the unitholder at an undesirable time or price. Please read “The Partnership Agreement—Limited Call Right.”

We may choose not to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our board of directors. Attorneys, independent accountants and others who perform services for us are selected by our board of directors or the conflicts committee and may perform services for our General Partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our General Partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our General Partner’s affiliates, including Capital Maritime, may compete with us.

Our partnership agreement provides that our General Partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us. In addition, our partnership agreement provides that our General Partner, for so long as it is general partner of our partnership, will cause its affiliates not to engage in, by acquisition or otherwise, certain businesses described in the omnibus agreement. Similarly, under the omnibus agreement, Capital Maritime agreed and agreed to cause it affiliates to agree, for so long as Capital Maritime controls our partnership, not to engage in certain businesses. Except as provided in our partnership agreement and the omnibus agreement, affiliates of our General Partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Fiduciary Duties

Our General Partner and its affiliates are accountable to us and our unitholders as fiduciaries. Fiduciary duties owed to unitholders by our General Partner and its affiliates are prescribed by law and the partnership agreement. The MILPA provides that Marshall Islands partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by our General Partner and its affiliates to the limited partners and the partnership. Our directors are subject to the same fiduciary duties as our General Partner, as restricted or expanded by the partnership agreement.

In addition, we have entered into services agreements, and may enter into additional agreements with Capital Maritime and certain of its subsidiaries, including Capital Ship Management. In the performance of their obligations under these agreements, Capital Maritime and its subsidiaries are not held to a fiduciary standard of care but rather to the standards of care specified in the relevant agreement.

Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our General Partner or by our directors. We have adopted these provisions to allow our General Partner and our directors to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the officers of our General Partner have fiduciary duties to manage our General Partner in a manner beneficial both to its owner, Capital Maritime, as well as to you. These modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of:

•	the fiduciary duties imposed on our General Partner and our directors by the MILPA;

•	material modifications of these duties contained in our partnership agreement; and

•	certain rights and remedies of unitholders contained in the MILPA.

Marshall Islands law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a General Partner and the directors of a Marshall Islands limited partnership to refrain from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that a partner refrain from dealing with the limited partnership in the conduct or winding up of the limited partnership business or affairs as or on behalf of a party having an interest adverse to the limited partnership, refrain from competing with the limited partnership in the conduct of the limited partnership’s business or affairs before the dissolution of the limited partnership, and to account to the limited partnership and hold as trustee for it any property, profit or benefit derived by the partner in the conduct or winding up of the limited partnership’s business or affairs or derived from a use by the partner of partnership property, including the appropriation of a limited partnership opportunity. In addition, although not a fiduciary duty, a partner shall discharge the duties to the limited partnership and exercise any rights consistently with the obligation of good faith and fair dealing.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our General Partner and its affiliates and our directors that might otherwise raise issues as to compliance with fiduciary duties under the laws of the Marshall Islands. For example, Section 7.16 of our partnership agreement provides that when our General Partner is acting in its capacity as our General Partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under the laws of the Marshall Islands. In addition, when our General Partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our General Partner and our board of directors would otherwise be held. Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of our board of directors must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•       “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our board of directors does not seek approval from the conflicts committee, and our board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, our board of directors acted in good faith. These standards reduce the obligations to which our board of directors would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our General Partner and our directors, our partnership agreement further provides that our General Partner and its officers and our directors, will not be liable for monetary damages to us for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our General Partner or its officers or our directors acted in bad faith or engaged in actual fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

Rights and remedies of unitholders	The provisions of the MILPA resemble the provisions of the limited partnership act of Delaware. For example, like Delaware, the MILPA favors the principles of freedom of contract and enforceability of partnership agreements and allows the partnership agreement to contain terms governing the rights of the unitholders. The rights of our unitholders, including voting and approval rights and the ability of the partnership to issue additional units, are governed by the terms of our partnership agreement. Please read “The Partnership Agreement.”

As to remedies of unitholders, the MILPA permits a limited partner or an assignee of a partnership interest to bring action in the High Court in the right of the limited partnership to recover a judgment in the limited partnership’s favor if general partners with authority to do so have refused to bring the action or if effort to cause those general partners to bring the action is not likely to succeed.

In order to become one of our limited partners, a common unitholder is deemed to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. The failure of a limited partner or transferee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under the partnership agreement, we must indemnify our General Partner and its officers and our directors to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our General Partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons engaged in actual fraud or willful misconduct. We also must provide this indemnification for criminal proceedings when our General Partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful. Thus, our General Partner and its officers and our directors could be indemnified for their negligent acts if they met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and therefore unenforceable. Please read “The Partnership Agreement—Indemnification.”

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

HOW WE MAKE CASH DISTRIBUTIONS

Distributions of Available Cash

General

Within approximately 45 days after the end of each quarter, subject to legal limitations, we distribute all of our available cash to unitholders of record on the applicable record date.

Definition of Available Cash

Available cash means, for each fiscal quarter, all cash and cash equivalents on hand at the end of the quarter:

•	less the amount of cash reserves established by our board of directors to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

•	comply with applicable law, any of our debt instruments, or other agreements; or

•	to the extent permitted under our partnership agreement, provide funds for distributions to our unitholders and to our General Partner for any one or more of the next four quarters; provided, however, that our board of directors may not establish such cash reserves in respect of the Class B Units if, as a result, we are unable to distribute the minimum quarterly distribution on our Class B Units in cash, plus any arrearages on all Class B Units nor may our board of directors establish such cash reserves in respect of our common units if, as a result, we are unable to distribute the minimum quarterly distribution on all Class B Units and the minimum quarterly distribution on all common units, plus any arrearage on all common units;

•	plus all additional cash and cash equivalents on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreement and in all cases are used solely for working capital purposes or to pay distributions to partners.

Minimum Quarterly Distribution

Our partnership agreement provides that the minimum quarterly distribution on our common units is $0.2325 per unit, which is equal to $0.93 per unit per year. You should note that there is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter. Failure to distribute the minimum quarterly distribution on the common units results in our inability to establish certain cash reserves (see “—Definition of Available Cash” above). See information on current distribution levels elsewhere in this annual report.

The minimum quarterly distribution on our Class B Units is $0.21375 per unit, which is equal to $0.855 per unit per year. Distributions on our Class B Units are cumulative in that they shall accumulate whether or not any restrictions (such as arising out of our indebtedness) prohibit the authorization, declaration and payment of such distributions, whether or not there is sufficient available cash for the payment of such distributions and whether or not such distributions are authorized by our board of directors.

If the Class B Units do not receive the full amount of the distribution for such period in cash, no distributions can be made on our common units. If we do not have the available cash to pay the minimum quarterly distribution on our Class B Units in any quarter, then the amount due per Class B Unit will accrue at 11.5% per annum for such quarter and, if such distribution has been authorized by our board of directors for such quarter, shall be paid, to the extent of such shortfall, by issuing a number of common units calculated based on the lesser of the 30-day volume weighted average price (or VWAP) of our common unit and the 90-day VWAP of our common units.

In the event we experience a change of control, the minimum quarterly distribution rate on our Class B Units will equal 1.25 times the then applicable distribution rate. Upon the occurrence of a cross default or certain defaults on the payment of cash distributions on Class B Units, the distribution rate will equal 1.25 times the then applicable distribution rate, and on each subsequent payment date, the then applicable distribution rate will further increase to a rate that is 1.25 times the then applicable distribution rate as of the close of business on the day immediately preceding such distribution payment date, until the cross default or payment default is cured. The applicable quarterly distribution rate for the Class B Units as a result of such increases however shall not exceed $0.33345 per Class B Unit.

In any quarter where the distributions on common units is greater than the common unit minimum quarterly distribution rate, whether as a result of an increase in the customary quarterly distribution or a special distribution on the common units, the corresponding distribution on the Class B Units shall be increased pro rata (on an as converted basis) for the quarter by the amount that the actual distribution on the common units exceeds the common unit minimum quarterly distribution rate.

Distribution Policy

Our cash distribution policy generally reflects a basic judgment that our unitholders are better served by us distributing our available cash (after deducting expenses, including cash reserves) rather than retaining it. Because we believe that, subject to our ability to obtain required financing and access financial markets, we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by us distributing all of our available cash. The board of directors seeks to maintain a balance between the level of reserves it takes to protect our financial position and liquidity against the desirability of maintaining distributions on the limited partnership interests. We intend to review our distributions from time to time in the light of a range of factors, including, among other things, our access to the capital markets, the repayment or refinancing of our external debt, the level of our capital expenditures and our ability to pursue accretive transactions.

Even if our cash distribution policy is not modified or revoked, the decision to make any distribution and the amount thereof are determined by our board of directors, taking into consideration the terms of our partnership agreement. Our distribution policy is subject to certain restrictions, including the following:

•	Our common unitholders have no contractual or other legal right to receive distributions other than the right under our partnership agreement to receive available cash on a quarterly basis. Our board of directors has broad discretion to establish reserves and other limitations in determining the amount of available cash.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. The partnership agreement can be amended in certain circumstances with the approval of a majority of the outstanding common units (including in certain circumstances described in our partnership agreement with the holders of Class B Units voting on an as-converted basis).

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement and the establishment of any reserves for the prudent conduct of our business.

•	Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution if, after giving effect to the distribution, our liabilities (other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours) would exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.

•	Our common units are subject to the prior distribution rights of any holders of our preferred units then outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Class B Units. Furthermore, an upward adjustment to the distribution rate for the Class B Units occurs in the event the distribution rate on our common units is increased or upon the occurrence of a cross default or certain defaults on the payment of cash distributions on our Class B Units.

•	We may lack sufficient cash to pay distributions on our common units due to, among other things, decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures, anticipated cash needs or the payment of distributions on the Class B Units, which our partnership agreement requires us to pay prior to distributions on our common units.

•	Our distribution policy will be affected by restrictions on distributions under our revolving credit facilities which contain material financial tests and covenants that must be satisfied. Should we be unable to satisfy these terms, covenants and restrictions included in our credit facilities or if we are otherwise in default under the credit agreements, our ability to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy, would be materially adversely affected.

•	If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

•	If the ability of our subsidiaries to make any distribution to us is restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws or any other laws and regulations, our ability to make distributions to our unitholders may be restricted.

We have generally declared distributions on our common units in January, April, July and October of each year and paid those distributions in the subsequent month according to our distribution policy, which has changed from time to time:

•	In January 2010, we introduced an annual distribution guidance of $0.90 per unit per annum, which was revised in July 2010 upwards to $0.93 per unit per annum, or $0.2325 per quarter.

•	On April 30, 2015, we announced that it was our objective to increase our common and Class B distributions between 2% and 3% per annum for the foreseeable future. As a result, we increased our quarterly distribution for the first quarter of 2015 by $0.002 to $0.2345, for the second quarter of 2015 to $0.2365 and for the third quarter of 2015 to $0.2385. Our board of directors maintained the distribution level for the fourth quarter at $0.2385, due to the severe pricing dislocation for Master Limited Partnerships observed at the end of 2015 and at the beginning of 2016.

•	In April 2016, in the face of severely depressed trading prices for master limited partnerships, including us, a significant deterioration in our cost of capital and potential loss of revenue, the board of directors made the decision to protect our liquidity position by creating a capital reserve, provisioning further reserves and setting distributions at a level that the board believes to be sustainable and consistent with the proper conduct of our business. The capital reserve, set by the board of directors at approximately $14.6 million per quarter, is intended to address amortization requirements under our credit facilities through the end of 2018. Accordingly, our board of directors issued a new quarterly distribution guidance of $0.075 per common unit. We made distributions on our common units in accordance with this new guidance in May 2016, August 2016 and November 2016.

•	In October 2016, our board of directors considering the positive impact of the expansion of our asset base following the acquisition of the M/T Amor, decided to approve an increase by $0.005 in our quarterly distribution for the fourth quarter 2016 onwards to $0.08 per common unit.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of Operating Surplus

For any period, other than the quarter during which an event giving rise to our liquidation occurs (unless our unitholders have a right to elect to continue our business and so elect), operating surplus generally means:

•	an amount equal to two times the amount needed for any one quarter for us to pay a distribution on all of our units, the general partner units and the incentive distribution rights at the same per-unit amount as was distributed in the immediately preceding quarter; plus

•	all of our cash receipts, excluding cash from (1) borrowings, other than working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) capital contributions; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•	interest paid on debt incurred and cash distributions paid on equity securities issued, in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset such as vessels during the period from such financing until the earlier to occur of the date the capital asset is put into service and the date that it is abandoned or disposed of; plus

•	interest paid on debt incurred and cash distributions paid on equity securities issued, in each case, to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the construction projects described in the immediately preceding bullet; less

•	all of our operating expenditures after the repayment of working capital borrowings, but not (1) the repayment of other borrowings, (2) actual maintenance and replacement capital expenditures or expansion capital expenditures or investment capital expenditures, (3) transaction expenses (including taxes) related to interim capital transactions or (4) distributions; less

•	estimated maintenance and replacement capital expenditures and the amount of cash reserves established by our board of directors to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred.

If a working capital borrowing, which increases operating surplus, is not repaid during the 12-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

As described above, operating surplus includes an amount up to two times the amount needed for any one quarter for us to pay a distribution on all of our units (including the general partner units) and the incentive distribution rights at the same per unit amount as was distributed in the immediately preceding quarter. This amount does not reflect actual cash on hand available to pay distributions to unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities or interest payments on debt in operating surplus would be to increase operating surplus by the amount of any such cash distributions or interest payments. As a result, we may also distribute as operating surplus up to the amount of any such cash distributions or interest payments of cash we receive from non-operating sources.

Capital Expenditures

For purposes of determining operating surplus, maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by our capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by our capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures.

Investment capital expenditures are those that are neither maintenance and replacement capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes.

Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of equity securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes.

Examples of maintenance and replacement capital expenditures include capital expenditures associated with drydocking, modifying an existing vessel or acquiring a new vessel to the extent such expenditures are incurred to maintain the operating capacity of or the revenue generated by our fleet. Maintenance and replacement capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance the construction of a replacement vessel and paid during the construction period, which we define as the period beginning on the date that we enter into a binding construction contract and ending on the earlier of the date that the replacement vessel commences commercial service or the date that the replacement vessel is abandoned or disposed of. Debt incurred to pay or equity issued to fund construction period interest payments, and distributions on such equity, will also be considered maintenance and replacement capital expenditures.

Our partnership agreement provides that an amount equal to an estimate of the average quarterly maintenance and replacement capital expenditures necessary to maintain the operating capacity of or the revenue generated by our capital assets over the long term be subtracted from operating surplus each quarter, as opposed to the actual amounts spent. In the partnership agreement, we refer to these estimated maintenance and replacement capital expenditures to be subtracted from operating surplus as “estimated maintenance capital expenditures.” The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by our conflicts committee. The estimate is made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance and replacement capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will affect our fleet. For purposes of calculating operating surplus, any adjustment to this estimate is prospective only. Our board of directors has elected not to deduct any replacement capital expenditures from our operating surplus since 2011.

Definition of Capital Surplus

Any available cash that is distributed after we distribute the operating surplus is capital surplus. Capital surplus generally is expected to be generated by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or non-current assets sold as part of normal retirements or replacements of assets.

Characterization of Cash Distributions

We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus includes an amount up to two times the amount needed for any one quarter for us to pay a distribution on all of our units (including the general partner units) and the incentive distribution rights at the same per unit amount as was distributed in the immediately preceding quarter. This amount does not reflect actual cash on hand available to pay distributions to unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. We have not yet made any distributions from capital surplus and do not anticipate doing so in the future

Distributions of Available Cash From Operating Surplus

We make quarterly distributions of available cash from operating surplus in the following manner, after payment of any amounts owed on the Class B Units and subject to applicable law:

•	first, 98% to all unitholders, pro rata, and 2.0% to our General Partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

The preceding paragraph is based on the assumption that our General Partner maintains its 2.0% general partner interest.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our General Partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our General Partner’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units and Class B Units, considered together as a single class (excluding those common units held by our General Partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to March 31, 2017. Please read “The Partnership Agreement—Transfer of Incentive Distribution Rights.” Any transfer by our General Partner of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

If for any quarter:

•	we have paid to the holders of our Class B units the minimum quarterly amount we have promised to them, and all arrearages;

•	we have paid to the holders of any other outstanding units that are senior in right of distribution to our common units the agreed amount of distribution; and

•	we have distributed available cash from operating surplus to the common unitholders in an amount equal to the minimum quarterly distribution,

•	then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our General Partner in the following manner:

•	first, 98% to all unitholders, pro rata, and 2.0% to our General Partner, until each unitholder receives a total of $0.2425 per unit for that quarter (the “first target distribution”);

•	second, 85% to all unitholders, pro rata, and 15% to our General Partner, until each unitholder receives a total of $0.2675 per unit for that quarter (the “second target distribution”);

•	third, 75% to all unitholders, pro rata, and 25% to our General Partner, until each unitholder receives a total of $0.2925 per unit for that quarter (the “third target distribution”); and

•	thereafter, 65% to all unitholders, pro rata, and 35% to our General Partner.

The percentage interests set forth above assume that our General Partner maintains its 2.0% general partner interest and has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities.

Following discussion with, and with the unanimous support of, the conflicts committee of our board of directors, Capital Maritime permanently waived its rights to receive quarterly incentive distributions between $0.2425 and $0.25. This waiver effectively increases the first target distribution and the lower bound of the second target distribution (as referenced in the table below) from $0.2425 to $0.25.

Arrearages on Class B Units do not accrue interest. In addition, holders of Class B Units are not entitled to any distributions, whether payable in cash, property or partnership interests, in excess of the then arrearage plus the minimum quarterly distribution on the Class B Units for the relevant quarter.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our General Partner up to the various target distribution levels. The percentage allocations in the table are subject to the distribution rights of the holders of our Class B Units. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our General Partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our General Partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our General Partner assume that, upon conversion of its general partner units, our General Partner maintains a 2.0% general partner interest and assume our General Partner has not transferred the incentive distribution rights.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	General Partner
Minimum Quarterly Distribution	$0.2325	98%	2%
First Target Distribution	up to $0.2425(1)	98%	2%
Second Target Distribution	above $0.2425(1) up to $0.2675	85%	15%
Third Target Distribution	above $0.2675 up to $0.2925	75%	25%
Thereafter	above $0.2925	65%	35%

(1)	As disclosed on our Current Report on Form 6-K furnished on August 26, 2014, Capital Maritime unilaterally notified the Partnership that it decided to waive its rights to receive quarterly incentive distributions between $0.2425 and $0.25. Capital Maritime permanently waived these rights after discussion with, and with the unanimous support of, the conflicts committee of our board of directors. This waiver effectively increases the First Target Distribution and the lower bound of the Second Target Distribution (as referenced in the table above) from $0.2425 to $0.25.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 100% to the Class B unitholders, pro rata, until we distribute in respect of each outstanding unit an aggregate amount of available cash from capital surplus equal to the sum of: (i) the per unit purchase price of $9.00, plus (ii) arrearages in payment of the minimum quarterly distribution on the Class B units, plus (iii) the accrued minimum quarterly distribution rate for the Class B units since the close of the last complete quarter; and

•	second, 98% to the common unitholders, pro rata, and 2% to our General Partner, until we distribute for each common unit an aggregate amount of available cash from capital surplus equal to the initial unit price of the common units issued in our initial public offering; and

•	thereafter, we will make distributions of available cash from capital surplus as if they were from operating surplus.

The preceding paragraph is based on the assumption that our General Partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution From Capital Surplus

The partnership agreement treats a distribution of capital surplus as a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution had to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our General Partner to receive incentive distributions.

However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution; and

•	the target distribution levels.

For example, if a two-for-one split of the common and subordinated units should occur, the minimum quarterly distribution, the target distribution levels would be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or the official interpretation of any existing legislation is modified by a governmental taxing authority, and as a result any of our subsidiaries becomes subject to taxation as an entity for U.S. federal, state, local or foreign tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter will be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus our board of directors’ estimate of our direct or indirect aggregate liability for the quarter for such taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will apply the proceeds of liquidation in the manner set forth below.

Holders of outstanding Class B Units will be entitled to receive, prior and in preference to any distribution to the holders of common units (or any class or series of partnership interests ranking junior to the Class B Units) a sum of:

•	the per unit purchase price of $9.00; plus

•	arrearages in payment of the minimum quarterly distribution on the Class B units; plus

•	the accrued minimum quarterly distribution rate for the Class B units since the close of the last complete quarter.

Once the Class B units have been paid the full liquidation value described above, the remaining proceeds will be distributed to common unitholders as follows.

If, as of the date three trading days prior to the announcement of the proposed liquidation, the average closing price for our common units for the preceding 20 trading days (or the current market price) is greater than the sum of:

•	any arrearages in payment of the minimum quarterly distribution on the common units issued in our initial public offering for any prior quarters during the subordination period (as described below); plus

•	the initial unit price of the common units issued in our initial public offering (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

then the proceeds of the liquidation will be applied as follows:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to our General Partner, until we distribute for each outstanding common unit an amount equal to the current market price of our common units; and

•	thereafter, 50.0% to all unitholders, pro rata, 48.0% to holders of incentive distribution rights and 2.0% to our General Partner.

If, as of the date three trading days prior to the announcement of the proposed liquidation, the current market price of our common units is equal to or less than the sum of:

•	any arrearages in payment of the minimum quarterly distribution on the common units issued in our initial public offering for any prior quarters during the subordination period; plus

•	the initial unit price of the common units issued in our initial public offering (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

•	then the proceeds of the liquidation will be applied as follows:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to our General Partner, until we distribute for each outstanding common unit an amount equal to such initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our General Partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; and

•	thereafter, 50.0% to all unitholders, pro rata, 48.0% to holders of incentive distribution rights and 2.0% to our General Partner.

The preceding paragraph is based on the assumption that our General Partner maintains its 2.0% general partner interest and has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities.

Subordination Period

The subordination period, which terminated on February 14, 2009, was a period during which the common units had the right to receive available cash from operating surplus in an amount equal to the minimum quarterly distribution per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus were made on the “subordinated units”, which were issued in addition to the common units in our initial public offering. Upon termination of the subordination period, the subordinated units were converted into common units on a one-for-one basis.

B.	Significant Changes

No significant changes have occurred since the date of our Financial Statements included herein except for those set out below:

On January 18, 2017, we declared a cash distribution of $0.08 per common unit for the fourth quarter of 2016, which will be paid on February 15, 2017 to unitholders of record on February 6, 2017.

On January 18, 2017, we declared a cash distribution of $0.21375 per Class B Unit for the fourth quarter of 2016, in line with our partnership agreement. The fourth quarter Class B Unit cash distribution will be paid on February 10, 2017, to Class B unitholders of record on February 3, 2017.

Item 9.	The Offer and Listing.

Our common units started trading on the Nasdaq Global Select Market under the symbol “CPLP” on March 30, 2007. The following table sets forth the high and low closing sales prices in U.S. Dollars for our common units for each of the periods indicated.

	High	Low
Year Ended: December 31,
2016	5.25	2.51
2015	9.94	5.05
2014	11.56	6.79
2013	10.57	6.81
2012	8.74	6.21
Quarter Ended:
December 31, 2016	3.29	2.77
September 30, 2016	3.95	2.80
June 30, 2016	3.83	2.56
March 31, 2016	5.25	2.51
December 31, 2015	7.57	5.05
September 30, 2015	8.18	5.94
June 30, 2015	9.93	7.78
March 31, 2015	9.94	7.84
Month Ended:
February 28, 2017(1)	3.70	3.70
January 31, 2017	3.69	3.16
December 31, 2016	3.27	2.87
November 30, 2016	3.12	2.77
October 31, 2016	3.29	3.04
September 30, 2016	3.70	3.24
August 31, 2016	3.72	3.35

(1)	Through February 1, 2017.

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The partnership agreement, as amended, is filed as Exhibit I to our Current Report on Form 6-K dated February 24, 2010, as Exhibit I to our Current Report on Form 6-K dated September 30, 2011, as Exhibit II to our Current Report on Form 6-K/A dated May 23, 2012, as Exhibit II to our Current Report on Form 6-K dated March 21, 2013 and as Exhibit A to Exhibit I to our Current Report on Form 6-K dated August 26, 2014. We will provide prospective investors with a copy of our limited partnership agreement and any amendments thereto upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this annual report:

•	with regard to distributions of available cash, please read “Item 8: Financial Information—How We Make Cash Distributions”; and

•	with regard to the fiduciary duties of our General Partner and our directors, please read “Item 7.B: Related Party Transactions—Conflicts of Interest and Fiduciary Duties.”

Organization and Duration

We were organized on January 16, 2007 and have perpetual existence.

Purpose

Our purpose under the partnership agreement is to engage in any business activities that may lawfully be engaged in by a limited partnership pursuant to the MILPA.

Our General Partner has delegated to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis. Our General Partner, subject to the direction and supervision of our board of directors, manages our business and affairs and carry out our purpose.

Power of Attorney

Each limited partner, and each person who acquires a unit from another unitholder grants to our General Partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our General Partner the authority to make consents and waivers under the partnership agreement.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders.

The holders of the Class B Units have voting rights that are identical to the voting rights of the common units on an as converted basis and will vote with the common units as a single class on all matters with respect to which each common unit is entitled to vote, provided, however, that except in the circumstances described below, holders of Class B Units have no right to vote for, elect or appoint any director, or to nominate any individual to stand for election or appointment as a director. Therefore, whenever we refer to a vote of the common unit holders in this summary, you should be aware that the holders of the Class B Units will vote with the common unit holders on an as converted basis as a single class, except on any election of a director on our board of directors.

To preserve our ability to be exempt from U.S. federal income tax under Section 883 of the Code, if at any time, any person or group, other than our General Partner or its affiliates, owns beneficially 5% or more of any class of units then outstanding, any units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders to vote on any matter (unless otherwise required by law), calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes under our partnership agreement. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other unitholders holding less than 4.9% of the voting power of the same class of units entitled to vote. Our partnership agreement provides certain exceptions to such limitation, including when a person acquired securities directly from our General Partner or its affiliates or with the approval of our board of directors, but only for so long as such exception would not jeopardize our tax exemption under Section 883 of the Code.

We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. The sole member of our General Partner, CMTC, has the right to appoint three of the eight members of our board of directors with the remaining five directors being elected by our common unitholders. Holders of the Class B Units do not have the right to elect directors, except upon the occurrence of certain triggering events. Among other consequences, if we fail to pay the minimum Class B Unit distribution, as set out in our partnership agreement, for six or more quarters, the holders of the Class B Units will have the right to appoint a director to our board and, if such arrearages exist on or after March 1, 2018, to replace the directors appointed by our General Partner, in each case by the affirmative vote of the holders of a majority of the Class B Units, subject to exceptions and conditions contained in our partnership agreement.

In voting their units, our General Partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or limited partners, including any duty to act in good faith or in the best interests of us and the limited partners.

The matters described in the table below require the unitholder vote specified below. Matters requiring the approval of a “unit majority” require the approval of a majority of the common units and, as long as our Class B Units are outstanding, our Class B Units voting on such matters with the common units as a single class on a converted basis (except for the election of directors on our board of directors). You should note that our General Partner has approval rights in respect of certain of the matters described below.

Action	Unitholder Approval Required and Voting Rights
Issuance of additional units	No approval rights (although our General Partner has approval rights in certain instances)

Amendment of the partnership agreement	Certain amendments may be made by our board of directors without the approval of the unitholders if those amendments are also approved by our General Partner. Other amendments generally require the approval of a unit majority and can only be proposed by or with the written consent of our General Partner and our board of directors. Please read “—Amendment of the Partnership Agreement.”

Amendment of the operating agreement of the operating company (as defined in our limited partnership agreement)	Unit majority if such amendment would adversely affect our limited partners in any material respect.

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority if such amendment would adversely affect our limited partners in any material respect and approval of our General Partner and board of directors. Please read “—Merger, Sale, or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority and approval of our General Partner and our board of directors. Please read “—Termination and Dissolution.”

Reconstitution of our partnership upon dissolution	Unit majority. Please read “—Termination and Dissolution.”

Election of five of the eight members of our board of directors	A plurality of the votes of the holders of the common units.

Withdrawal of the General Partner	Under most circumstances, the approval of a majority of the common units and Class B Units, voting on an as converted basis (as long as they are outstanding), excluding such units held by our General Partner and its affiliates, is required for the withdrawal of our General Partner prior to March 31, 2017 in a manner which would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of the General Partner.”

Removal of the General Partner	Not less than 66 2/3% of the outstanding units, including units held by our General Partner and its affiliates, voting together as a single class and a majority vote of our board of directors. Please read “—Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest in us

Our General Partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to such person. The approval of a majority of the common units and Class B Units, voting on an as converted basis (as long as they are outstanding), excluding such units held by our General Partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to March 31, 2017.

Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of the General Partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to such person, the approval of a majority of the common units and Class B Units, voting on an as converted basis (as long as they are outstanding), excluding such units held by our General Partner and its affiliates, voting separately as a class, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to March 31, 2017. Please read “—Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in the General Partner	No approval required at any time. Please read “—Transfer of Ownership Interests in General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the MILPA and that such limited partner otherwise acts in conformity with the provisions of our partnership agreement, that partner’s liability under the MILPA will be limited, subject to possible exceptions, to the amount of capital he or she is obligated to contribute to us for his or her units plus his or her share of any undistributed profits and assets. If a court determined, however, that limited partners “participated in the control” of our business for the purposes of the MILPA, then such limited partners could be held personally liable for our obligations under the laws of Marshall Islands, to the same extent as our General Partner, to persons who transact business with us who reasonably believe, based on the limited partner’s conduct, that the limited partner is a general partner. Neither our partnership agreement nor the MILPA specifically provides for legal recourse against our General Partner if a limited partner were to lose limited liability through any fault of our General Partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Marshall Islands case law.

Under the MILPA, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, exceeds the fair value of the assets of the limited partnership, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. The MILPA provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the MILPA shall be liable to the limited partnership for the amount of the distribution for three years after the date of such distribution. Under the MILPA, a purchaser of units who becomes a limited partner of a limited partnership is liable for the obligations of the transferor to make contributions to the partnership, except that the transferee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Maintenance of our limited liability may require compliance with legal requirements in the jurisdictions in which we conduct business, which may include qualifying to do business in those jurisdictions.

Issuance of Additional Securities

The partnership agreement authorizes us to issue an unlimited amount of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions determined by our board of directors without the approval of the unitholders. Our General Partner will have the right to approve issuances of additional securities that are not reasonably expected to be accretive to equity within 12 months of issuance or which would otherwise have a material adverse impact on our General Partner or its interest in us. However, as long as Class B Units are outstanding, we may not authorize, create or issue any equity interests senior to the Class B Units or amend the provisions of an existing class of securities to make such class senior in priority to the Class B Units without the affirmative vote or written consent of the holders of at least 75% of the outstanding Class B Units, voting separately as a class based on one vote per unit.

We intend to fund acquisitions through borrowings and the issuance of additional common units or other equity securities and the issuance of debt, subject to market conditions, as further described elsewhere herein. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other equity securities interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Marshall Islands law and the provisions of our partnership agreement, we may also issue additional partnership securities interests that, as determined by our board of directors, have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership securities, our General Partner will have the right, but not the obligation, to make additional capital contributions to the extent necessary to maintain its General Partner interest in us, which is currently 1.96%. Our General Partner’s interest in us will thus be reduced if we issue additional partnership securities in the future and our General Partner does not elect to maintain its then-applicable General Partner interest in us. Our General Partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our General Partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest, including its interest represented by common units, that existed immediately prior to each issuance. Other holders of common units will not have similar preemptive rights to acquire additional common units or other partnership securities. Upon issuance of additional partnership interests that, with respect to distributions, rank pari passu with our Class B Units, holders of Class B Units shall have the right to purchase their pro rata portion of such issuance.

Tax Status

The partnership agreement provides that the partnership will elect to be taxed as a corporation for U.S. federal income tax purposes.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our General Partner and our board of directors. However, neither our General Partner nor our board of directors will have a duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, approval of both our board of directors and our General Partner is required, as well as written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as we describe below, an amendment must be approved by a unit majority.

Prohibited Amendments

Except as set forth below, no amendment may:

•	increase the obligations of any limited partner without its consent, unless such increase is deemed to occur as a result of an amendment approved in accordance with sub-paragraph (2) below:

•	have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests unless approved by the holders of not less than a majority of the outstanding units of the class affected, voting together as a single class;

•	increase the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our General Partner or any of its affiliates without the consent of the General Partner, which may be given or withheld at its option;

•	change the term of our partnership;

•	provide that our partnership is not dissolved upon an election to dissolve our partnership by our General Partner and our board of directors that is approved by the holders of a unit majority; or

•	give any person the right to dissolve our partnership other than the right of our General Partner and our board of directors to dissolve our partnership with the approval of the holders of a unit majority.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) through (6) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our General Partner and its affiliates).

No Unitholder Approval

Our board of directors may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our board of directors determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction;

•	an amendment that is necessary, upon the advice of our counsel, to prevent us or our directors or our General Partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, the U.S. Investment Advisers Act of 1940, or “plan asset” regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our board of directors and, if required by the terms of the partnership agreement, our General Partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

•	any amendment expressly permitted in the partnership agreement to be made by our board of directors acting alone;

•	an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

•	any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by the partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•	certain mergers or conveyances as set forth in our partnership agreement; or

•	any other amendments substantially similar to any of the matters described in (1) through (10) above.

All amendments reflecting matters described in (1) through (11) above require the approval of our General Partner.

In addition, our board of directors may make amendments to the partnership agreement without the approval of any limited partner if our board of directors determines that those amendments:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling or regulation of any Marshall Islands or other authority or contained in any statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our board of directors relating to splits or combinations of units under the provisions of the partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

All amendments reflecting matters described in (1) through (5) above require the approval of our General Partner.

Opinion of Counsel and Unitholder Approval

Neither our General Partner nor our board of directors will be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “—No Unitholder Approval” should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability of any of our limited partners under applicable law.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or privileges of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Action Relating to the Operating Subsidiaries

We effectively control our operating subsidiaries by being their sole member or shareholder, as applicable.

Merger, Sale, or Other Disposition of Assets

A merger or consolidation of us requires the approval of our board of directors and the prior consent of our General Partner. However, our General Partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In addition, our partnership agreement generally prohibits our board of directors, without the prior approval of our General Partner and the holders of units representing a unit majority, from causing us to, among other things, sell, exchange, or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation, or other combination, or approving on our behalf the sale, exchange, or other disposition of all or substantially all of the assets of our subsidiaries. Our board of directors may, however, cause us to mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without the prior approval of the holders of units representing a unit majority, although it is required to obtain the prior approval of our General Partner if any such mortgage, pledge or hypothecation is done for purposes other than securing indebtedness that does not result in our over-leverage, taking into account customary industry leverage levels, our structure and our other assets and liabilities. Our General Partner and our board of directors may also cause us to sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without the approval of the holders of units representing a unit majority.

If conditions specified in our partnership agreement are satisfied, our board of directors, with the consent of our General Partner, may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Additionally, our board of directors is permitted, with the prior consent of our General Partner, to merge or consolidate the Partnership with or into another entity in certain circumstances, provided that each unit outstanding immediately prior to the effective date of the merger is to be an identical unit after the effective date of the merger and the number of units issued by the Partnership in such merger does not exceed 20% of units outstanding immediately prior to the effective date of such merger.

Termination and Dissolution

We will continue as a limited partnership until terminated or converted under our partnership agreement. We will dissolve upon:

•	the election of our General Partner and our board of directors to dissolve us, if approved by the holders of units representing a unit majority;

•	the sale, exchange, or other disposition of all or substantially all of our assets and properties and our subsidiaries;

•	the entry of a decree of judicial dissolution of us;

•	the withdrawal or removal of our General Partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor; or

•	such time when there are no limited partners, unless we are continued without dissolution in accordance with the MILPA.

Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in the partnership agreement by appointing as general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our General Partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as provided in “How We Make Cash Distributions—Distributions of Cash Upon Liquidation”. The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of our General Partner

Except as described below, our General Partner has agreed not to withdraw voluntarily as our General Partner prior to March 31, 2017 without giving at least 90 days’ written notice and obtaining the approval of our board of directors and the holders of at least a majority of the outstanding common units (and, as long as they are outstanding, the Class B Units, voting on an as converted basis), excluding such units held by our General Partner and its affiliates, and furnishing an opinion of counsel regarding limited liability. On or after March 31, 2017, our General Partner may withdraw as general partner without first obtaining approval of any unitholder or our board of directors by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, our General Partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding units (other than general partner units and incentive distribution rights) are held or controlled by one person and its affiliates other than our General Partner and its affiliates. In addition, the partnership agreement permits our General Partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interests” and “—Transfer of Incentive Distribution Rights.”

Upon withdrawal of our General Partner under any circumstances, other than as a result of a transfer by our General Partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units (and, as long as they are outstanding, the Class B Units, voting on an as converted basis) may select a successor to that withdrawing General Partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination and Dissolution.”

Our General Partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, including units held by our General Partner and its affiliates, voting together as a single class and a majority vote of our board of directors, and we receive an opinion of counsel regarding limited liability. The ownership of more than 33 1/3% of the outstanding units by our General Partner and its affiliates or controlling our board of directors would provide the practical ability to prevent our General Partner’s removal. Any removal of our General Partner is also subject to the successor general partner being approved by the vote of the holders of a majority of the outstanding common units, Class B Units, voting on an as converted basis (as long as they are outstanding) and general partner units, voting as a single class.

Our partnership agreement also provides that if our General Partner is removed as our general partner under circumstances where cause (as defined in our partnership agreement) does not exist and units held by our General Partner and its affiliates are not voted in favor of that removal, our General Partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

In the event of removal of our General Partner under circumstances where cause exists or withdrawal of our General Partner where that withdrawal violates the partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing General Partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our General Partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due to the departing general partner, including, without limitation, any employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for the transfer by our General Partner of all, but not less than all, of its general partner interest in us to:

•	an affiliate of our General Partner (other than an individual); or

•	another entity as part of the merger or consolidation of our General Partner with or into another entity or the transfer by our General Partner of all or substantially all of its assets to another entity, our General Partner may not transfer all or any part of its General Partner interest in us to another person prior to March 31, 2017 without the approval of the holders of at least a majority of the outstanding common units (and, as long as they are outstanding, the Class B Units, voting on an as converted basis), excluding such units held by our General Partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of the general partner, agree to be bound by the provisions of the partnership agreement and furnish an opinion of counsel regarding limited liability.

Our General Partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval.

Transfer of Ownership Interests in General Partner

At any time, the members of our General Partner may sell or transfer all or part of their respective membership interests in our General Partner to an affiliate or a third party without the approval of our unitholders. However, this may trigger a “Change of Control” (as defined in our limited partnership agreement) which, among other things, causes the minimum distribution rate of the Class B Units to increase to 1.25 times the then applicable rate.

Transfer of Incentive Distribution Rights

Prior to March 31, 2017, our General Partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, or sale of all or substantially all of its assets to that entity without the prior approval of the unitholders. Any other transfers of the incentive distribution rights prior to March 31, 2017 will require the affirmative vote of holders of a majority of the outstanding common units (and, as long as they are outstanding, the Class B Units, voting on an as converted basis), excluding such units held by our General Partner and its affiliates. On or after March 31, 2017, the incentive distribution rights will be freely transferable.

Change of Management Provisions

The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Capital GP L.L.C. as our General Partner or otherwise change management. If any person or group other than our General Partner and its affiliates acquires beneficial ownership of 5% or more of any class of units then outstanding, that person or group loses voting rights on all of its units in excess of 4.9% of all units (subject to certain exceptions).

The partnership agreement also provides that if our General Partner is removed under circumstances where cause does not exist and units held by our General Partner and its affiliates are not voted in favor of that removal, our General Partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Call Right

If at any time our General Partner and its affiliates hold more than 90% of the then-issued and outstanding limited partnership interests of any class, our General Partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partnership interests of the class held by unaffiliated persons as of a record date to be selected by the General Partner, on at least ten but not more than 60 days’ notice at the greater of (x) the average of the daily closing prices of the limited partnership interests of such class over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our General Partner or any of its affiliates for limited partnership interests of such class during the 90-day period preceding the date such notice is first mailed. Our General Partner is not obligated to obtain a fairness opinion regarding the value of the limited partnership interests to be repurchased by it upon the exercise of this limited call right.

As a result of the General Partner’s right to purchase outstanding limited partnership interests, a holder of limited partnership interests may have the holder’s limited partnership interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of units in the market. Please read “Material U.S. Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Sale, Exchange or Other Disposition of Common Units” and “Material U.S. Federal Income Tax Considerations— United States Federal Income Taxation of Non-U.S. Holders—Disposition of Common Units.”

Board of Directors

Under our partnership agreement, our General Partner delegates to our board of directors the authority to oversee and direct our operations, policies and management on an exclusive basis, and such delegation will be binding on any successor General Partner of the partnership. Our board of directors is comprised of eight persons, three of whom are appointed by our General Partner in its sole discretion and five of whom are elected by the common unitholders. Three of the five elected directors (a) shall not be security holders, officers or employees of our General Partner, directors, officers or employees of any affiliate of our General Partner or holders of any interest in the partnership group (other than our common units) and (b) shall meet the required independence standards. Among other consequences, if we fail to pay the minimum Class B Unit distribution, as set out in our partnership agreement, for six or more quarters, the holders of the Class B Units will have the right to appoint a director to our board and, if such arrearages exist on or after March 31, 2018, to replace the directors appointed by our General Partner, in each case by the affirmative vote of the holders of a majority of the Class B Units and subject to exceptions and conditions contained in our partnership agreement.

Our board of directors nominates individuals to stand for election as elected board members on a staggered basis at an annual meeting of our limited partners. In addition, any limited partner or group of limited partners that beneficially owns 10% or more of the outstanding common units is entitled to nominate one or more individuals to stand for election as elected board members at the annual meeting by providing written notice to our board of directors not more than 120 days nor less than 90 days prior to the meeting. However, if the date of the annual meeting is not publicly announced by us at least 100 days prior to the date of the meeting, the notice must be delivered to our board of directors not later than ten days following the public announcement of the meeting date. The notice must set forth:

•	the name and address of the limited partner or limited partners making the nomination or nominations;

•	the number of common units beneficially owned by the limited partner or limited partners;

•	the information regarding the nominee(s) proposed by the limited partner or limited partners as required to be included in a proxy statement relating to the solicitation of proxies for the election of directors filed pursuant to the proxy rules of the SEC;

•	the written consent of the nominee(s) to serve as a member of our board of directors if so elected; and

•	a certification that the nominee(s) qualify as “elected directors” within the meaning of the partnership agreement.

Our General Partner may remove an appointed board member, other than those appointed by the holders of Class B unitholders (if any), with or without cause at any time. “Cause” generally means a court’s final, non-appealable judgment finding a person liable for actual fraud or willful misconduct in his or her capacity as a director. Any board member appointed by the holders of Class B unitholders, if applicable, may be removed with or without cause, by the affirmative decision of a majority of Class B unitholders. Any elected board member may be removed at any time for cause by the affirmative vote of a majority of the other elected board members. Any elected board member may be removed for cause at a properly called meeting of the limited partners by a majority of the outstanding units that are entitled to vote in an election of elected directors. Any appointed board member, other than those appointed by the holders of Class B unitholders, may be removed for cause at a properly called meeting of the limited partners by a majority of the outstanding units. If any appointed board member is removed, resigns or is otherwise unable to serve as a board member, our General Partner may fill the vacancy. If any board member elected by the common unitholders is removed, resigns or is otherwise unable to serve as a board member, the vacancy may be filled by a majority of the other elected board members then serving. If any board member elected by the Class B unitholders is removed, resigns or is otherwise unable to serve as a board member, the Class B unitholders will appoint an individual to fill the vacancy.

Meetings; Voting

Except as described below regarding a person or group owning 5% or more of any class of units then outstanding, unitholders who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or, if authorized by our board of directors, without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting at which all limited partners were present and voted. Special meetings of the unitholders may be called by our General Partner, our board of directors or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage; provided, however, that if any meeting has been adjourned for a second time due to absence of a quorum, the act of the limited partners holding at least 25% of all outstanding units and which are represented in person or by proxy at such meeting shall be deemed to constitute the act of all limited partners, unless a greater or different percentage is required with respect to such action under the provisions of our partnership agreement.

Each record holder of a common unit may vote according to the holder’s percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities.” Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. The holders of the Class B Units have voting rights that are identical to the voting rights of the common units on an as converted basis and will vote with the common units as a single class on all matters with respect to which each common unit is entitled to vote, provided, however, that holders of Class B Units have no right to vote for, elect or appoint any director, or to nominate any individual to stand for election or appointment as a director, except. that if we fail to pay the minimum Class B Unit distribution, as set out in our partnership agreement, for six or more quarters, the holders of the Class B Units will have the right to appoint a director to our board and, if such arrearages exist on or after March 31, 2018, to replace the directors appointed by our General Partner, in each case by the affirmative vote of the holders of a majority of the Class B Units and subject to exceptions and conditions contained in our partnership agreement.

To preserve our ability to be exempt from U.S. federal income tax under Section 883 of the Code, if at any time, any person or group, other than our General Partner and its affiliates, owns beneficially 5% or more of any class of units then outstanding, any units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders to vote on any matter (unless otherwise required by law), calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes under our partnership agreement. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other unitholders holding less than 4.9% of the voting power of the same class of units entitled to vote. Our partnership agreement provides certain exceptions to such limitation, including when a person acquired securities directly from our General Partner or its affiliates or with the approval of our board of directors, but only for so long as such exception would not jeopardize our tax exemption under Section 883 of the Code.

Any notice, demand, request report, or proxy material required or permitted to be given or made to record holders of units under the partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

Except as described above under “—Limited Liability,” the common units and Class B Units will be fully paid, and unitholders will not be required to make additional contributions. By transfer of common units or Class B Units in accordance with our partnership agreement, each transferee of common units or Class B Units shall be admitted as a limited partner with respect to the common units or Class B Units transferred when such transfer and admission is reflected in our books and records.

Indemnification

Under the partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our General Partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•	any person who is or was an officer, director, member, partner fiduciary or trustee of any entity described in (1), (2) or (3) above;

•	any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of our General Partner or any departing general partner;

•	any person designated by our board of directors; and

•	the members of our board of directors.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our General Partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against any liabilities that may be asserted against, and any expenses that may be incurred by, persons for our activities or such person’s activities on our behalf, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our General Partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our General Partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our General Partner by its affiliates. Our General Partner and the members of our board of directors are entitled to determine in good faith the expenses that are allocable to us. Members of our Board of Directors are entitled to be reimbursed for out-of-pocket costs and expenses incurred in the course of their services to us.

Books and Reports

Our General Partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for financial reporting purposes on an accrual basis in accordance with U.S. GAAP. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements, including a balance sheet and statement of operations, our equity and cash flow, and a report on those financial statements by our independent chartered accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

Right to Inspect Our Books and Records

The partnership agreement provides that a limited partner can, for a purpose reasonably related to his or her interest as a limited partner, upon reasonable demand and at the limited partner’s own expense, have furnished to the limited partner:

•	a current list of the name and last known addresses of each partner;

•	information as to the amount of cash, and a description and statement of the agreed value of any other capital contribution or services contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of the partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial position; and

•	any other information regarding our affairs as is just and reasonable.

Our board of directors may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our board of directors believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act of 1933 and applicable state securities laws any common units, Class B Units or other partnership securities proposed to be sold by our General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights generally continue for two years following any withdrawal or removal of Capital GP L.L.C. as our general partner and for so long thereafter as is required for our General Partner or its affiliates and assignees to sell all of the partnership securities with respect to which it has requested during such two-year period, inclusion in a registration statement otherwise filed or that a registration statement be filed. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Transfer of Common Units

By acceptance of the transfer of common units in accordance with our partnership agreement, each transferee of common units:

•	shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records;

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	is bound by our partnership agreement; and

•	grants the power of attorney and gives the consents and waivers contained in our partnership agreement.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records.

We may, at our discretion, treat the nominee holder of a common unit as the owner of such common units without further inquiry, except as otherwise provided by law or stock exchange regulations. In that case, we expect that the beneficial holder’s rights will limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the owner for all purposes, except as otherwise required by law or stock exchange regulations.

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

•	Purchase Agreement, dated October 24, 2016, with Capital Maritime to acquire the shares of the vessel owning company of the M/T Amor.

•	Equity Distribution Agreement, dated September 12, 2016, with UBS Securities LLC in connection with our ATM offering, filed on September 12, 2016 as Exhibit 1.1 to Form 6-K.

•	Purchase Agreement, dated February 26, 2016, with Capital Maritime to acquire the shares of the vessel owning company of the M/V CMA CGM Magdalena.

•	Purchase Agreement, dated September 18, 2015, with Capital Maritime to acquire the shares of the vessel owning company of the M/V CMA CGM Uruguay.

•	Purchase Agreement, dated June 30, 2015, with Capital Maritime to acquire the shares of the vessel owning company of the M/T Amadeus.

•	Purchase Agreement, dated June 10, 2015, with Capital Maritime to acquire the shares of the vessel owning company of the M/V CMA CGM Amazon.

•	Amendments, dated April 30, 2015, to each of our 2007, 2008 and 2011 credit facilities. Please read “Item 5B: Liquidity and Capital Resources—Borrowings” for further details on these amendments.

•	Purchase Agreement, dated March 31, 2015, with Capital Maritime to acquire the shares of the vessel owning company of the M/T Active.

•	Purchase Agreement, dated September 3, 2014, with Capital Maritime to acquire 5,950,610 of our common units.

•	Fourth Amendment to the Second Amended and Restated Partnership Agreement, dated August 25, 2014, in connection with our entry into the Master Vessel Acquisition Agreement, filed on August 26, 2014 as Exhibit 99.1 to Form 6-K. This amendment reset the thresholds for our incentive distribution rights.

•	Amendment to Omnibus Incentive Compensation Plan. On August 21, 2014, following approval of our unitholders at our 2014 annual meeting, our board of directors amended the Plan to increase the aggregate number of restricted units issuable under the Plan to 1,650,000 from 800,000.

•	Master Vessel Acquisition Agreement dated July 24, 2014, with Capital Maritime to acquire the Dropdown Vessels and a right of first refusal over six additional newbuild Samsung eco medium range product tankers, including M/T Amor delivered during October 2016.

•	Loan Agreement between Filonikis Product Carrier S.A., among other borrowers, and ING Bank N.V., London Branch as Facility Agent and Security Trustee and ING Bank N.V. as Swap Bank, dated November 19, 2015.

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

Marshall Islands Taxation

The following is a discussion of the material Marshall Islands tax consequences of our activities to unitholders who are not citizens of and do not reside in, maintain offices in or engage in business in the Marshall Islands (“non-resident holders”). Because we, our subsidiaries and our controlled affiliates do not, and we do not expect that we, our subsidiaries and our controlled affiliates will, conduct business or operations in the Marshall Islands, under current Marshall Islands law non-resident holders of our securities will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to such non-resident holders. In addition, non-resident holders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our securities, and will not be required by the Republic of the Marshall Islands to file a tax return relating to such securities.

Taxation of the Partnership

Because we, our subsidiaries and our controlled affiliates do not, and we do not expect that we, our subsidiaries and our controlled affiliates will conduct business or operations in the Marshall Islands, under current Marshall Islands law neither we, our subsidiaries nor our controlled affiliates will be subject to income, capital gains, profits or other taxation, other than taxes or fees due to (i) the continued existence of legal entities registered in the Republic of the Marshall Islands, (ii) the incorporation or dissolution of legal entities registered in the Republic of the Marshall Islands, (iii) filing certificates (such as certificates of incumbency, merger, or redomiciliation) with the Marshall Islands registrar, (iv) obtaining certificates of goodstanding from, or certified copies of documents filed with, the Marshall Islands registrar, or (v) compliance with Marshall Islands law concerning vessel ownership, such as tonnage tax. As a result, distributions by our subsidiaries and our controlled affiliates to us will not be subject to Marshall Islands taxation.

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

We have filed with the SEC a registration statement on Form F-1, a registration statement on Form F-4 and one effective registration statements on Form F-3 regarding our common units, among other securities. This Annual Report does not contain all of the information found in these registration statements. For further information regarding us and our common units, you may wish to review the full registration statements, including their exhibits. The registration statements, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference room. Our registration statements can also be inspected and copied at the offices of the Nasdaq Global Select Market, One Liberty Plaza, New York, New York 10006.

I.	Subsidiary Information

Please see Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2016

Item 11.	Quantitative and Qualitative Disclosures about Market Risk.

Our Risk Management Policy

Our policy is to continuously monitor our exposure to business risks, including the impact of changes in interest rates and currency rates, as well as inflation on earnings and cash flows. We intend to assess these risks and, when appropriate, take measures to minimize our exposure to the risks.

Foreign Exchange Risk

We do not have a material currency exposure risk. We generate all of our revenues in U.S. Dollars and incur less than 20% of our expenses in currencies other than U.S. Dollars. For accounting purposes, expenses incurred in currencies other than the U.S. Dollar are translated into U.S. Dollars at the exchange rate prevailing on the date of each transaction. As of December 31, 2016, less than 5% of our liabilities were denominated in currencies other than U.S. Dollars (mainly in Euros). These liabilities were translated into U.S. Dollars at the exchange rate prevailing on December 31, 2016. We have not hedged currency exchange risks and our operating results could be adversely affected as a result.

Interest Rate Risk

The international tanker industry is capital intensive, requiring significant amounts of investment, a significant portion of which is provided in the form of long-term debt. Our current debt contains interest rates that fluctuate with LIBOR. Our 2007 credit facility and 2008 credit facility each bear an interest margin of 3.0% per annum over US$ LIBOR, respectively. Our 2011 credit facility bears an interest margin of 3.25% per annum over US$ LIBOR, our 2013 credit facility bears an interest margin of 3.50% per annum over US$ LIBOR and the 2015 credit facility bears an interest margin of 2.50% per annum over US$ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise.

Currently we have, and during 2016 we had, no interest rate swap agreements outstanding. As a result of a possible market disruption in determining the cost of funds for our banks, any increases by the lenders to their “funding costs” under our credit facilities will lead to proportional increases in the relevant interest amounts payable under such credit facilities on a quarterly basis. As an indication of the extent of our sensitivity to interest rate changes based upon our debt level, an increase of 100 basis points in LIBOR would have resulted in an increase in our interest expense by approximately $6.1 million for the year ended December 31, 2016, assuming all other variables had remained constant.

Concentration of Credit Risk

Financial instruments which potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents. We place our cash and cash equivalents, consisting mostly of deposits, with creditworthy financial institutions as rated by qualified rating agencies. We do not obtain rights to collateral to reduce our credit risk. Please refer to “Item 5B: Liquidity and Capital Resources—Borrowings—Our Credit Facilities” for more information on our interest rate swap agreements.

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

As of December 31, 2016, our management (with the participation of the chief executive officer and chief financial officer of our General Partner) conducted an evaluation pursuant to Rule 13a-15(b) and 15d-15 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our management, including the chief executive and chief financial officer of our General Partner, recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the partnership have been detected. Further, in the design and evaluation of our disclosure controls and procedures our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Based on this evaluation, the chief executive officer and chief financial officer of our General Partner concluded that, as of December 31, 2016, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer of our General Partner, as appropriate to allow timely decisions regarding required disclosure, were effective in providing reasonable assurance that information that was required to be disclosed by us in reports we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

Our internal controls over financial reporting includes those policies and procedures that 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our Financial Statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of management and the directors of the Partnership and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the 2013 framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management believes that our internal control over financial reporting was effective as of December 31, 2016.

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

Deloitte Certified Public Accountants S.A. (“Deloitte”), our independent registered public accounting firm, has audited the Financial Statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting which is reproduced in its entirety in Item 15(c) below.

C.	Attestation Report of the Registered Public Accounting Firm.

To the Board of Directors and Unitholders of

Capital Product Partners L.P.

Majuro, Republic of the Marshall Islands.

We have audited the internal control over financial reporting of Capital Product Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.

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

In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Partnership and our report dated February 3, 2017 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

February 3, 2017

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

Our board of directors has adopted a Code of Business Conduct and Ethics that includes a Code of Ethics (the “Code of Ethics”) that applies to the Partnership and all of its employees, directors and officers, including its chief executive officer, chief financial officer, chief accounting officer or controller, its agents and persons performing similar functions, including for the avoidance of doubt any employees, officers or directors of Capital Ship Management, wherever located, as well as to all of the Partnership’s subsidiaries and other business entities controlled by it worldwide. The Code of Ethics incorporates terms and conditions consistent with the FCPA and U.K. Bribery Act, and includes a Gifts and Entertainment policy.

This document is available under “Corporate Governance” in the Investor Relations area of our web site (www.capitalpplp.com). We will also provide a hard copy of our Code of Ethics free of charge upon written request. We intend to disclose, under “Corporate Governance” in the Investor Relations area of our web site, any waivers to or amendments of the Code of Ethics for the benefit of any of our directors and executive officers within five business days of such waiver or amendment.

Item 16C.	Principal Accountant Fees and Services.

Our principal accountant for 2016 and 2015 was Deloitte. The following table shows the fees we paid or accrued for audit services provided by Deloitte for these periods (in thousands of U.S. Dollars).

Fees	2016	2015
Audit Fees(1)	$405.2	$553.0
Audit-Related Fees	—	—
Tax Fees(2)	26.6	28.2

Total	$431.8	$581.2

(1)	Audit fees represent fees for professional services provided in connection with the audit of our Financial Statements included herein, review of our quarterly consolidated financial information, audit services provided in connection with other regulatory filings, issuance of consents and assistance with and review of documents filed with the SEC.
(2)	Tax fees represent fees for professional services provided in connection with various U.S. income tax compliance and information reporting matters.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2016 and 2015.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

In October 2016, we issued 283,696 new common units to Capital Maritime in connection with the acquisition of M/T Amor, at a price of $3.21 per common unit.

In May 2016, Capital Maritime announced that it has acquired 459,799 common units in open market transactions and that it entered into a Rule 10b5-1 trading plan (the “10b5-1 Plan”) with an independent broker-dealer for the further purchase of up to 5,000,000 common units, subject to pre-determined pricing parameters. The 10b5-1 Plan has expired. No further purchase of common units was made thereunder.

Following these transactions, Capital Maritime owned 17,291,768 common units, representing a 14.2% interest in us. As of December 31, 2016, the Marinakis family, including Evangelos M. Marinakis, may be deemed to beneficially own on a fully converted basis a 16.7% interest in us (18.5% on a non-fully converted basis), through, among others, Capital Maritime.

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

PART III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Description

1.1	Certificate of Limited Partnership of Capital Product Partners L.P.(1)

1.2	Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated February 22, 2010(7)

1.3	Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated September 30, 2011(8)

1.4	Second Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated March 19, 2013(14)

1.5	Third Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated May 22, 2012(15)

1.6	Fourth Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated August 25, 2014(17)

1.7	Certificate of Formation of Capital GP L.L.C.(1)

1.8	Limited Liability Company Agreement of Capital GP L.L.C.(1)

1.9	Certificate of Formation of Capital Product Operating GP L.L.C.(1)

4.1	Revolving $370.0 Million Credit Facility, dated March 22, 2007(1)

4.2	First Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated September 19, 2007(2)

4.3	Second Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated June 11, 2008(3)

4.4	Third Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated April 7, 2009(6)

4.5	Fourth Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated April 8, 2009(6)

4.6	Fifth Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated October 2, 2009(6)

4.7	Sixth Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated June 30, 2010(9)

Exhibit No.	Description

4.8	Seventh Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated November 30, 2010(9)

4.9	Eighth Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated December 23, 2011(13)

4.10	Ninth Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated May 21, 2012(14)

4.11	Tenth Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated November 4, 2013(21)

4.12	Eleventh Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated April 30, 2015(21)

4.13	Revolving $350.0 Million Credit Facility, dated March 19, 2008(2)

4.14	First Supplemental Agreement to Revolving $350.0 Million Credit Facility, dated October 2, 2009(6)

4.15	Second Supplemental Agreement to Revolving $350.0 Million Credit Facility, dated June 30, 2010(9)

4.16	Third Supplemental Agreement to Revolving $350.0 Million Credit Facility, dated May 21, 2012(14)

4.17	Fourth Supplemental Agreement to Revolving $350.0 Million Credit Facility, dated December 21, 2012(16)

4.18	Fifth Supplemental Agreement to Revolving $350.0 Million Credit Facility, dated April 28, 2015(21)

4.19	Loan Agreement with Emporiki Bank of Greece S.A., dated June 9, 2011(13)

4.20	Supplemental Deed to Loan Agreement with Emporiki Bank of Greece S.A., dated April 28, 2015(21)

4.21	Amended and Restated Loan Agreement with ING Bank N.V., HSH Nordbank AG, National Bank of Greece S.A. and Skandinaviska Enskilda Banken AB (publ), dated December 27, 2013(18)

4.22	Loan Agreement between Filonikis Product Carrier S.A. and others and ING Bank N.V., London Branch as Facility Agent and Security Trustee and ING Bank N.V. as Swap Bank, dated November 19, 2015.

4.23	Guarantee Relating to Loan Agreement dated 19 November 2015 between Capital Product Partners L.P as Guarantor and ING Bank N.V., London Branch as Security Trustee, dated November 19, 2015

4.24	Amended and Restated Omnibus Agreement, dated September 30, 2011(8)

4.25	Amended and Restated Management Agreement with Capital Ship Management, dated May 9, 2013(18)

4.26	Amended and Restated Management Agreement with Capital Ship Management, dated November 30, 2013(18)

4.27	Amended and Restated Management Agreement with Capital Ship Management, dated February 28, 2014(19)

4.28	Amended and Restated Management Agreement with Capital Ship Management, dated December 31, 2014(19)

4.29	Amended and Restated Management Agreement with Capital Ship Management, dated July 1, 2015(21)

4.30	Amended and Restated Management Agreement with Capital Ship Management, dated October 1, 2015(21)

4.31	Amended and Restated Management Agreement with Capital Ship Management, dated March 1, 2016

4.32	Amended and Restated Management Agreement with Capital Ship Management, dated September 28, 2016

4.33	Floating Rate Management Agreement with Capital Ship Management Corp., dated June 9, 2011(13)

4.34	Amendment 1 to Floating Rate Management Agreement with Capital Ship Management Corp., dated August 4, 2011(13)

4.35	Amendment 2 to Floating Rate Management Agreement with Capital Ship Management Corp., dated December 5, 2011(13)

4.36	Amendment 3 to Floating Rate Management Agreement with Capital Ship Management Corp., dated April 18, 2012(16)

4.37	Amendment 4 to Floating Rate Management Agreement with Capital Ship Management Corp., dated June 13, 2011(16)

4.38	Amendment 5 to Floating Rate Management Agreement with Capital Ship Management Corp., dated August 26, 2012(16)

4.39	Amendment 6 to Floating Rate Management Agreement with Capital Ship Management Corp., dated September 15, 2012(16)

4.40	Amendment 7 to Floating Rate Management Agreement with Capital Ship Management Corp., dated December 22, 2012(16)

Exhibit No.	Description

4.41	Amendment 8 to Floating Rate Management Agreement with Capital Ship Management Corp., dated December 24, 2012(16)

4.42	Amendment 9 to Floating Rate Management Agreement with Capital Ship Management Corp., dated January 22, 2013(18)

4.43	Amendment 10 to Floating Rate Management Agreement with Capital Ship Management Corp., dated March 20, 2013(18)

4.44	Amendment 11 to Floating Rate Management Agreement with Capital Ship Management Corp., dated September 11, 2013(18)

4.45	Amendment 12 to Floating Rate Management Agreement with Capital Ship Management Corp., dated November 28, 2013(18)

4.46	Amendment 13 to Floating Rate Management Agreement with Capital Ship Management Corp., dated April 1, 2014(19)

4.47	Amendment 14 to Floating Rate Management Agreement with Capital Ship Management Corp., dated May 18, 2014(19)

4.48	Amendment 15 to Floating Rate Management Agreement with Capital Ship Management Corp., dated December 31, 2014(19)

4.49	Amendment 16 to Floating Rate Management Agreement with Capital Ship Management Corp., dated March 31, 2015(21)

4.50	Amendment 17 to Floating Rate Management Agreement with Capital Ship Management Corp., dated June 10, 2015(21)

4.51	Amendment 18 to Floating Rate Management Agreement with Capital Ship Management Corp., dated June 30, 2015(21)

4.52	Amendment 19 to Floating Rate Management Agreement with Capital Ship Management Corp., dated September 18, 2015(21)

4.53	Amendment 20 to Floating Rate Management Agreement with Capital Ship Management Corp., dated October 1, 2015(21)

4.54	Amendment 21 to Floating Rate Management Agreement with Capital Ship Management Corp., dated February 26, 2016

4.55	Amendment 22 to Floating Rate Management Agreement with Capital Ship Management Corp., dated September 1, 2016

4.56	Amendment 23 to Floating Rate Management Agreement with Capital Ship Management Corp., dated September 28, 2016

4.57	Amendment 24 to Floating Rate Management Agreement with Capital Ship Management Corp., dated October 24, 2016

4.58	Amendment 25 to Floating Rate Management Agreement with Capital Ship Management Corp., dated December 1, 2016

4.59	Administrative Services Agreement with Capital Ship Management(1)

4.60	Amendment 1 to Administrative Services Agreement with Capital Ship Management Corp., dated April 2, 2012(16)

4.61	Share Purchase Agreement for M/T Active, dated March 31, 2015(21)

4.62	Share Purchase Agreement for M/V CMA CGM Amazon, dated June 10, 2015(21)

4.63	Share Purchase Agreement for M/T Amadeus, dated June 30, 2015(21)

4.64	Share Purchase Agreement for M/V CMA CGM Uruguay, dated September 18, 2015(21)

4.65	Share Purchase Agreement for M/V CMA CGM Magdalena, dated February 26, 2016

4.66	Share Purchase Agreement for M/T Amor dated October 24, 2016

4.67	Master Vessel Acquisition Agreement, dated July 24, 2014(19)

4.68	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan, dated April 29, 2008(4)

4.69	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan, amended July 22, 2010(9)

4.70	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan, amended August 21, 2014(17)

4.71	Crude Carriers Corp. Equity Incentive Plan, dated March 1, 2010(10)

4.72	Form of Management Agreement between Crude Carriers Corp. and Capital Ship Management Corp. (10)

4.73	Amendment No. 1 to Crude Carriers Management Agreement, dated August 5, 2010(11)

Exhibit No.	Description

4.74	Amendment No. 2 to Crude Carriers Management Agreement, dated August 6, 2010(11)

4.75	Memorandum of Agreement for acquisition of M/T Aristotelis (ex M/T Aristarchos), dated October 16, 2013(18)

4.76	Memorandum of Agreement for disposition of M/T Agamemnon II, dated October 17, 2013(18)

4.77	Form Restricted Unit Award of Capital Product Partners L.P.(9)

4.78	Subscription Agreement, dated March 15, 2013(15)

4.79	Assignment of Claim Agreement, dated June 24, 2013(18)

4.80	Assignment of Claim Agreement, dated June 24, 2013(18)

4.81	Settlement Notice and Refund Modification, dated December 18, 2013(18)

4.82	Equity Distribution Agreement, dated September 12, 2016, with UBS Securities LLC in connection with at-the-market offering(22)

8.1	List of Subsidiaries of Capital Product Partners L.P.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Financial Officer

13.1	Capital Product Partners L.P. Certification of Gerasimos (Jerry) Kalogiratos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*

13.2	Capital Product Partners L.P. Certification of Gerasimos (Jerry) Kalogiratos, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*

15.1	Consent of Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed as an exhibit to Capital Product Partners L.P.’s Registration Statement on Form F-1 (File No. 333-141422), filed with the SEC on March 19, 2007 and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and filed with the SEC on April 4, 2008.
(3)	Previously filed as an exhibit to the registrant’s Registration Statement on Form F-3 filed with the SEC on August 29, 2008.
(4)	Previously filed as a Current Report on Form 6-K with the SEC on April 30, 2008.
(5)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and filed with the SEC on March 27, 2009.
(6)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and filed with the SEC on February 4, 2010.
(7)	Previously filed as a Current Report on Form 6-K with the SEC on February 24, 2010.
(8)	Previously filed as a Current Report on Form 6-K with the SEC on September 30, 2011.
(9)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and filed with the SEC on February 4, 2011.
(10)	Previously filed as an exhibit to Crude Carriers Corp.’s Registration Statement on Form F-1 (File No. 333-165138), filed with the SEC on March 1, 2010, and incorporated by reference to such Registration Statement.
(11)	Previously filed as an exhibit to Crude Carriers Corp.’s Annual Report on Form 20-F for the year ended December 31, 2010 and filed with the SEC on April 18, 2011.
(12)	Previously filed as a Current Report on Form 6-K with the SEC on May 9, 2011.

(13)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 and filed with the SEC on February 13, 2012.
(14)	Previously furnished as a Current Report on Form 6-K with the SEC on May 23, 2012.
(15)	Previously furnished as a Current Report on Form 6-K with the SEC on March 21, 2013.
(16)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 and filed with the SEC on February 5, 2013.
(17)	Previously furnished as a Current Report on Form 6-K with the SEC on August 26, 2014.
(18)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2013 and filed with the SEC on February 18, 2014.
(19)	Previously furnished as a Current Report on Form 6-K with the SEC on July 29, 2014.
(20)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2014 and filed with the SEC on February 26, 2015.
(21)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2015 and filed with the SEC on February 17, 2016.
(22)	Previously filed as a Current Report on Form 6-K with the SEC on September 12, 2016.
*	Furnished only and not filed

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

Dated: February 3, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of

Capital Product Partners L.P.

Majuro, Republic of the Marshall Islands.

We have audited the accompanying consolidated balance sheets of Capital Product Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, changes in partners’ capital, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Capital Product Partners L.P. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 3, 2017 expressed an unqualified opinion on the Partnership’s internal control over financial reporting.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

February 3, 2017

Capital Product Partners L.P.

Consolidated Balance Sheets

(In thousands of United States Dollars, except number of units)

	As of December 31, 2016	As of December 31, 2015
Assets
Current assets
Cash and cash equivalents	$106,678	$90,190
Trade accounts receivable, net	2,497	2,680
Prepayments and other assets	3,943	2,547
Inventories	4,761	4,407

Total current assets	117,879	99,824

Fixed assets
Advances for vessels under construction – related party (Notes 4, 5)	—	18,172
Vessels, net (Note 5)	1,367,731	1,315,485

Total fixed assets	1,367,731	1,333,657

Other non-current assets
Above market acquired charters (Note 6)	90,243	100,518
Deferred charges, net	4,154	3,482
Restricted cash (Note 7)	18,000	17,000
Prepayments and other assets	598	1,394

Total non-current assets	1,480,726	1,456,051

Total assets	$1,598,605	$1,555,875

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net (Note 7)	$39,568	$11,922
Trade accounts payable	8,686	8,431
Due to related parties (Note 4)	16,095	22,154
Accrued liabilities (Note 9)	7,861	7,872
Deferred revenue, current (Note 4)	19,986	10,867

Total current liabilities	92,196	61,246

Long-term liabilities
Long-term debt, net (Note 7)	562,619	555,888
Deferred revenue	16,033	921

Total long-term liabilities	578,652	556,809

Total liabilities	670,848	618,055

Commitments and contingencies (Note 16)
Partners’ capital
General Partner	16,685	16,998
Limited Partners - Common (122,094,633 and 120,409,456 units issued and outstanding at December 31, 2016 and 2015, respectively)	800,566	810,239
Limited Partners - Preferred (12,983,333 Class B units issued and outstanding at December 31, 2016 and 2015)	110,506	110,583

Total partners’ capital	927,757	937,820

Total liabilities and partners’ capital	$1,598,605	$1,555,875

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except number of units and net income per unit)

	For the years ended December 31,
	2016	2015	2014
Revenues	$205,594	$156,613	$119,907
Revenues – related party (Note 4)	36,026	63,731	72,870

Total Revenues	241,620	220,344	192,777

Expenses:
Voyage expenses (Note 10)	9,920	6,479	5,907
Voyage expenses - related party (Notes 4, 10)	360	411	338
Vessel operating expenses (Note 10)	66,637	58,625	48,714
Vessel operating expenses - related party (Notes 4, 10)	10,866	11,708	13,315
General and administrative expenses (Note 4)	6,253	6,608	6,316
Vessel depreciation and amortization (Note 5)	71,897	62,707	57,476

Operating income	75,687	73,806	60,711

Other income / (expense), net:
Interest expense and finance cost (Note 7)	(24,302)	(20,143)	(19,225)
Other income	1,104	1,747	2,526

Total other expense, net	(23,198)	(18,396)	(16,699)

Partnership’s net income	$52,489	$55,410	$44,012

Preferred unit holders’ interest in Partnership’s net income	$11,101	$11,334	$14,042
General Partner’s interest in Partnership’s net income	$818	$879	$593
Common unit holders’ interest in Partnership’s net income	$40,570	$43,197	$29,377
Net income per (Note 14):
• Common unit, basic and diluted	$0.34	$0.38	$0.31
Weighted-average units outstanding:
• Common units, basic and diluted	119,803,329	115,030,879	93,353,168

Total Partnership’s comprehensive income:	$52,489	$55,410	$44,012

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Changes in Partners’ Capital

(In thousands of United States Dollars)

	General Partner	Common Unitholders	Preferred Unitholders	Total
Balance at December 31, 2013	$12,310	$606,413	$162,703	$781,426

Distributions declared and paid (distributions of $0.93 per common and $0.86 per preferred unit) (Note 12)	(1,725)	(86,027)	(15,046)	(102,798)
Partnership’s net income	593	29,377	14,042	44,012
Issuance of Partnership’s units (Note 12)	—	173,504	—	173,504
Repurchase from Capital Maritime & Trading Corp. (“CMTC”) and cancellation of Partnership’s units (Note 12)	—	(60,000)	—	(60,000)
Excess between the fair value of the contracted vessels and the contractual cash consideration (Note 5)	728	35,689	—	36,417
Conversion of Partnership’s units (Note 12)	3,696	36,591	(40,287)	—

Balance at December 31, 2014	$15,602	$735,547	$121,412	$872,561

	General Partner	Common Unitholders	Preferred Unitholders	Total
Balance at December 31, 2014	$15,602	$735,547	$121,412	$872,561

Distributions declared and paid (distributions of $0.94 per common and $0.87 per preferred unit) (Note 12)	(2,225)	(109,027)	(11,521)	(122,773)
Partnership’s net income	879	43,197	11,334	55,410
Issuance of Partnership’s units (Note 12)	—	132,588	—	132,588
Equity compensation expense (Note 13)	—	34	—	34
Conversion of Partnership’s units (Note 12)	2,742	7,900	(10,642)	—

Balance at December 31, 2015	$16,998	$810,239	$110,583	$937,820

	General Partner	Common Unitholders	Preferred Unitholders	Total
Balance at December 31, 2015	$16,998	$810,239	$110,583	$937,820

Distributions declared and paid (distributions of $0.46 per common and $0.86 per preferred unit) (Note 12)	(1,131)	(55,884)	(11,178)	(68,193)
Partnership’s net income	818	40,570	11,101	52,489
Issuance of Partnership’s units (Note 12)	—	4,567	—	4,567
Equity compensation expense (Note 13)	—	1,074	—	1,074

Balance at December 31, 2016	$16,685	$800,566	$110,506	$927,757

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Cash flows

(In thousands of United States Dollars)

	For the year ended December 31,
	2016	2015	2014
Cash flows from operating activities:
Net income	52,489	55,410	44,012
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization (Note 5)	71,897	62,707	57,476
Amortization and write off of deferred financing costs	1,250	908	809
Amortization of above market acquired charters (Note 6)	14,542	14,864	16,000
Equity compensation expense (Note 13)	1,074	34	—
Changes in operating assets and liabilities:
Trade accounts receivable	183	(92)	1,777
Due from related parties	—	55	612
Prepayments and other assets	(600)	(2,102)	(463)
Inventories	(354)	(973)	(694)
Trade accounts payable	(595)	1,929	(1,570)
Due to related parties	(6,059)	4,657	3,811
Accrued liabilities	662	1,114	178
Deferred revenue	24,267	(2,207)	3,919
Dry docking costs paid	(3,670)	(2,095)	(590)

Net cash provided by operating activities	155,086	134,209	125,277

Cash flows from investing activities:
Vessel acquisitions and improvements including time charter agreements (Notes 5, 6)	(90,782)	(207,937)	(103)
Advances for vessels under construction – related party (Note 5)	—	—	(30,224)
Increase in restricted cash	(1,000)	(2,000)	—

Net cash used in investing activities	(91,782)	(209,937)	(30,327)

Cash flows from financing activities:
Proceeds from issuance of Partnership units (Note 12)	4,546	133,327	173,932
Expenses paid for issuance of Partnership units	(784)	(739)	(416)
Repurchase from CMTC and cancellation of Partnership’s units (Note 12)	—	—	(60,000)
Proceeds from issuance of long-term debt (Note 7)	35,000	115,000	—
Payments of long-term debt (Note 7)	(17,354)	(121,299)	(5,400)
Deferred financing costs paid	(31)	(1,797)	(41)
Dividends paid (Note 12)	(68,193)	(122,773)	(102,798)

Net cash (used in) / provided by financing activities	(46,816)	1,719	5,277

Net increase / (decrease) in cash and cash equivalents	16,488	(74,009)	100,227

Cash and cash equivalents at the beginning of the year	90,190	164,199	63,972

Cash and cash equivalents at the end of the year	106,678	90,190	164,199

Supplemental cash flow information
Cash paid for interest	$23,763	$16,759	$16,564
Non-Cash Investing and Financing Activities
Excess between the fair value of the contracted vessels and the contractual cash consideration (Note 5)	$—	$—	$36,417
Capital expenditures included in liabilities	$1,383	$769	$183
Offering expenses included in liabilities	$106	$—	$12
Capitalized dry docking costs included in liabilities	$1,141	$1,687	$—
Assumption of loan regarding the acquisition of the shares of Filonikis Product Carrier S.A. (“Filonikis”) (Notes 3, 7)	$15,750	$—	$—
Units issued to acquire Filonikis (Note 3)	$911	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars, except number of units)

1. Basis of Presentation and General Information

Capital Product Partners, L.P. was formed on January 16, 2007, under the laws of the Marshall Islands. The Partnership is an international shipping company. Its fleet of thirty six modern high specification vessels consists of four suezmax crude oil tankers, twenty-one modern medium range tankers, all of which are classed as IMO II/III chemical/product carriers, ten post-panamax container carrier vessels and one capesize bulk carrier. Its vessels are capable of carrying a wide range of cargoes, including crude oil, refined oil products, such as gasoline, diesel, fuel oil and jet fuel, edible oils and certain chemicals, such as ethanol, as well as dry cargo and containerized goods under short-term voyage charters and medium to long-term time and bareboat charters.

The consolidated financial statements include Capital Product Partners, L.P. and the following vessel-owning companies and operating companies (collectively the “Partnership”) which were all incorporated or formed under the laws of the Marshall Islands and Liberia.

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	DWT	Date acquired by the Partnership	Date acquired by CMTC
Capital Product Operating LLC	01/16/2007	—	—	—	—
Crude Carriers Corp.	10/29/2009	—	—	09/30/2011	—
Crude Carriers Operating Corp.	01/21/2010	—	—	09/30/2011	—
Shipping Rider Co.	09/16/2003	M/T Atlantas II	36,760	04/04/2007	04/26/2006

Canvey Shipmanagement Co.	03/18/2004	M/T Assos	47,872	08/16/2010 04/04/2007	05/17/2006
Centurion Navigation Limited	08/27/2003	M/T Aktoras (M/T British Envoy)	36,759	04/04/2007	07/12/2006
Polarwind Maritime S.A.	10/10/2003	M/T Agisilaos	36,760	04/04/2007	08/16/2006
Carnation Shipping Company	11/10/2003	M/T Arionas	36,725	04/04/2007	11/02/2006
Apollonas Shipping Company	02/10/2004	M/T Avax	47,834	04/04/2007	01/12/2007
Tempest Maritime Inc.	09/12/2003	M/T Aiolos (M/T British Emissary)	36,725	04/04/2007	03/02/2007
Iraklitos Shipping Company	02/10/2004	M/T Axios	47,872	04/04/2007	02/28/2007
Epicurus Shipping Company	02/11/2004	M/T Atrotos	47,786	03/01/2010 05/08/2007	05/08/2007
Laredo Maritime Inc.	02/03/2004	M/T Akeraios	47,781	07/13/2007	07/13/2007
Lorenzo Shipmanagement Inc.	05/26/2004	M/T Apostolos	47,782	09/20/2007	09/20/2007
Splendor Shipholding S.A.	07/08/2004	M/T Anemos I	47,782	09/28/2007	09/28/2007
Ross Shipmanagement Co.	12/29/2003	M/T Attikos	12,000	09/24/2007	01/20/2005
Sorrel Shipmanagement Inc.	02/07/2006	M/T Alexandros II (M/T Overseas Serifos)	51,258	01/29/2008	01/29/2008
Baymont Enterprises Incorporated	05/29/2007	M/T Amore Mio II	159,982	03/27/2008	07/31/2007
Forbes Maritime Co.	02/03/2004	M/T Aristofanis	12,000	04/30/2008	06/02/2005
Wind Dancer Shipping Inc.	02/07/2006	M/T Aristotelis II (M/T Overseas Sifnos)	51,226	06/17/2008	06/17/2008
Belerion Maritime Co.	01/24/2006	M/T Aris II (M/T Overseas Kimolos)	51,218	08/20/2008	08/20/2008
Mango Finance Corp.	07/14/2006	M/T Agamemnon II	51,238	04/07/2009	11/24/2008
Navarro International S.A.	07/14/2006	M/T Ayrton II	51,260	04/13/2009	04/10/2009
Adrian Shipholding Inc.	06/22/2004	M/T Alkiviadis	36,721	06/30/2010	03/29/2006
Patroklos Marine Corp.	06/17/2008	M/V Cape Agamemnon	179,221	06/09/2011	01/25/2011
Cooper Consultants Co. renamed to Miltiadis M II Carriers Corp.	04/06/2006	M/T Miltiadis M II	162,397	09/30/2011	04/26/2006

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars, except number of units)

1. Basis of Presentation and General Information – Continued

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	DWT	Date acquired by the Partnership	Date acquired by CMTC
Amoureux Carriers Corp.	04/14/2010	M/T Amoureux	149,993	09/30/2011	—
Aias Carriers Corp.	04/14/2010	M/T Aias	150,393	09/30/2011	—
Agamemnon Container Carrier Corp.	04/19/2012	M/V Agamemnon	108,892	12/22/2012	06/28/2012
Archimidis Container Carrier Corp.	04/19/2012	M/V Archimidis	108,892	12/22/2012	06/22/2012
Aenaos Product Carrier S.A.	10/16/2013	M/T Aristotelis	51,604	11/28/2013	—
Anax Container Carrier S.A	04/08/2011	M/V Hyundai Prestige	63,010	09/11/2013	02/19/2013
Hercules Container Carrier S.A.	04/08/2011	M/V Hyundai Premium	63,010	03/20/2013	03/11/2013
Iason Container Carrier S.A	04/08/2011	M/V Hyundai Paramount	63,010	03/27/2013	03/27/2013
Thiseas Container Carrier S.A.	04/08/2011	M/V Hyundai Privilege	63,010	09/11/2013	05/31/2013
Cronus Container Carrier S.A.	07/19/2011	M/V Hyundai Platinum	63,010	09/11/2013	06/14/2013
Miltiadis M II Corp.	08/28/2012	—	—	—	—
Dias Container Carrier S.A	05/16/2013	M/V Akadimos (renamed to “CMA CGM Amazon”) (1)	115,145	06/10/2015	06/10/2015
Poseidon Container Carrier S.A	05/16/2013	M/V Adonis (renamed to “CMA CGM Uruguay”) (1)	115,639	09/18/2015	09/18/2015
Isiodos Product Carrier S.A	05/31/2013	M/T Active (1)	50,136	03/31/2015	03/31/2015
Titanas Product Carrier S.A	05/31/2013	M/T Amadeus (1)	50,108	06/30/2015	06/30/2015
Atrotos Container Carrier S.A	10/25/2013	M/V Anaxagoras (renamed to “CMA CGM Magdalena”) (1)	115,639	02/26/2016	02/26/2016
Filonikis Product Carrier S.A	05/31/2013	M/T Amor	49,999	10/24/2016	09/30/2015

(1)	Vessels that were acquired according to the terms of the Master Vessel Acquisition Agreement (“Master Agreement”) (Notes 5, 12).

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies

(a)	Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and include the accounts of the legal entities comprising the Partnership as discussed in Note 1. Intra-group balances and transactions have been eliminated upon consolidation.

(b)	Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

(c)	Accounting for Revenue, Voyage and Operating Expenses: The Partnership generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered on time charters, bareboat charters or voyage charters. A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable monthly in advance. Some of the Partnership’s time charters also include profit sharing provisions, under which the Partnership can realize additional revenues in the event that spot rates are higher than the base rates in these time charters. A bareboat charter is a contract in which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, which is generally payable monthly in advance, and the charterer generally assumes all risk and costs of operation during the bareboat charter period. A voyage charter is a contract, in which the vessel owner undertakes to transport a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. Under a typical voyage charter, the vessel owner is paid on the basis of moving cargo from a loading port to a discharge port. In voyage charters the vessel owner is generally responsible for paying both vessel operating costs and voyage expenses, and the charterer generally is responsible for any delay at the loading or discharging ports. A voyage is deemed to commence upon the later of the completion of discharge of the vessel’s previous cargo or upon vessel arrival to the agreed upon port, based on the terms of a voyage contract that is not cancellable and voyage is deemed to end upon the completion of discharge of the delivered cargo. Revenues under voyage charter agreements are recognized on a pro-rata basis.

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

Deferred revenue represents cash and other assets received in advance of being earned and deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the rest as long-term liability.

Vessel voyage expenses are direct expenses to voyage revenues and primarily consist of commissions, port expenses, canal dues and bunkers. Commissions are expensed over the related charter period and all the other voyage expenses are expensed as incurred. In general, under time and bareboat charter agreements, all voyages expenses, except commissions are assumed by the charterer. For voyage charters, all voyage expenses are paid by the Partnership.

Vessel operating expenses presented in the consolidated financial statements mainly consist of:

•	Management fees payable to the Partnership’s manager, Capital Shipmanagement Corp. (the “Manager” or “CSM”) under three different types of Management agreements (Note 4); and

•	Actual operating expenses, such as crewing, repairs and maintenance, insurance, stores, spares, lubricants and other operating expenses.

Vessel operating expenses are expensed as incurred.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

(d)	Foreign Currency Transactions: The functional currency of the Partnership is the U.S. Dollar because the Partnership’s vessels operate in international shipping markets that utilize the U.S. Dollar as the functional currency. The accounting records of the Partnership are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. Dollar, are translated into the functional currency using the exchange rate at those dates. Gains or losses resulting from foreign currency transactions are included in other income in the accompanying consolidated statements of comprehensive income.

(e)	Cash and Cash Equivalents: The Partnership considers highly-liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f)	Restricted cash: For the Partnership to comply with debt covenants under its credit facilities, it must maintain minimum cash deposits. Such deposits are considered by the Partnership to be restricted cash.

(g)	Trade Accounts Receivable, Net: The amount shown as trade accounts receivable primarily consists of earned revenue that has not been billed yet or that it has been billed but not yet collected. At each balance sheet date all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate write off. As of December 31, 2016 and 2015 the respective write off amounted to $0 and $22, respectively.

(h)	Inventories: Inventories consist of consumable bunkers, lubricants, spares and stores and are stated at the lower of cost or market value. The cost is determined by the first-in, first-out method.

(i)	Fixed Assets: Fixed assets consist of vessels, which are stated at cost, less accumulated depreciation. Vessel cost consists of the contract price for the vessel and any material expenses incurred upon their construction (improvements and delivery expenses, on-site supervision costs incurred during the construction periods, as well as capitalized interest expense during the construction period). Vessels acquired through acquisition of businesses are recorded at their acquisition date fair values. The cost of each of the Partnership’s vessels is depreciated; beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the scrap value of the Partnership’s vessels to be $0.2 per light weight ton (LWT) and useful life to be 25 years.

(j)	Impairment of Long-lived Assets: An impairment loss on long-lived assets is recognized when indicators of impairment are present and the carrying amount of the long-lived asset is greater than its fair value and not believed to be recoverable. In determining future benefits derived from use of long-lived assets, the Partnership performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the asset, including any related intangible assets and liabilities, exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates and vessel operating costs are included in this analysis.

In recent years, market conditions, as compared to previous years, have changed significantly as a result of the global credit crisis and resulting slowdown in world trade. Charter rates decreased and values of assets were affected. The Partnership considered these market developments as indicators of potential impairment of the carrying amount of its long-lived assets. The Partnership has performed an undiscounted cash flow test based on US GAAP as of December 31, 2016 and 2015, determining undiscounted projected net operating cash flows for the vessels and comparing them to the carrying values of the vessels, and any related intangible assets and liabilities. In developing estimates of future cash flows, the Partnership made assumptions about future charter rates, utilization rates, vessel operating expenses, future dry docking costs and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations that are in line with the Partnership’s historical performance and expectations for the vessels’ utilization under the current deployment strategy. Based on these assumptions, the Partnership determined that the vessels’ and their related intangible assets and liabilities were not impaired as of December 31, 2016 and 2015.

(k)	Intangible assets: The Partnership records all identified tangible and intangible assets or any liabilities associated with the acquisition of a business or an asset at fair value. When an asset or a business that owns a vessel is acquired with an existing charter agreement, the Partnership determines the present value of the difference between: (i) the contractual charter rate and (ii) the prevailing market rate for a charter of equivalent duration. When determining present value, the Partnership uses Weighted Average Cost of Capital (“WACC”). The resulting above-market (assets) and below-market (liabilities) charters are amortized using the straight line method as a reduction and increase, respectively, to revenues over the remaining term of the charters.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

(l)	Deferred charges net: are comprised mainly of dry docking costs. The Partnership’s vessels are required to be dry docked every thirty to sixty months for major repairs and maintenance that cannot be performed while the vessels are under operation. The Partnership has adopted the deferral method of accounting for dry docking activities whereby costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry docking activity.

(m)	Net Income Per Limited Partner Unit: Basic net income per limited partner unit is calculated by dividing the Partnership’s net income less net income allocable to preferred unit holders, general partner’s interest in net income (including incentive distribution rights) and net income allocable to unvested units, by the weighted-average number of common units outstanding during the period (Note 14). Diluted net income per limited partner unit reflects the potential dilution that could occur if securities or other contracts to issue limited partner units were exercised.

(n)	Segment Reporting: The Partnership reports financial information and evaluates its operations by charter revenues and not by the length, type of vessel or type of ship employment for its customers, i.e. time or bareboat charters. The Partnership does not use discrete financial information to evaluate the operating results for each such type of charter or vessel. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Partnership has determined that it operates as one reportable segment. Furthermore, when the Partnership charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

(o)	Omnibus Incentive Compensation Plan: Equity compensation expense represents vested and unvested units granted to employees and to non-employee directors, for their services as directors, as well as to non-employees and are included in general and administrative expenses in the consolidated statements of comprehensive income. Units granted to employees are measured at their fair value equal to the market value of the Partnership’s common units on the grant date. Unvested units granted to non-employees are initially and subsequently measured at their then current fair value as of the financial reporting dates. The units that contain a time-based service vesting condition are considered unvested units on the grant date and the total fair value of such units is recognized on a straight-line basis over the requisite service period. In addition, unvested awards granted to non-employees are measured at their then-current fair value as of the financial reporting dates (Note 13).

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

(p)	Recent Accounting Pronouncements: In January 2017, the Financial Accounting Standards Board (“FASB”) issued the Accounting Standard Update (“ASU”) 2017-01 Business Combinations to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period 1) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and 2) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The Partnership is currently evaluating the impact, if any, of the adoption of this new standard.

In November 2016 the FASB issued the ASU 2016-18 – Restricted cash. This ASU requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The implementation of this update affects disclosures only and has no impact on the Partnership’s balance sheet and statement of comprehensive income. The Partnership has not elected early adoption.

In August 2016, the FASB issued the ASU 2016-15 – classification of certain cash payments and cash receipts. This ASU addresses certain cash flow issues with the objective of reducing the existing diversity in practice. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. It must be applied retrospectively to all periods presented but may be applied prospectively from the earliest date practicable, if retrospective application would be impracticable. The Partnership believes that the implementation of this update will not have any material impact on its financial statements and has not elected early adoption.

In March 2016, the FASB issued the ASU No 2016-09, Stock Compensation, which is intended to simplify several aspects of the accounting for share-based payment award transactions. The guidance will be effective for the fiscal year beginning after December 15, 2016, including interim periods within that year. The Partnership believes that the implementation of this update will not have any material impact on its financial statements.

In February 2016, the FASB issued the ASU 2016-02, Leases (Topic 842). The main provision of this ASU is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. The FASB decided to not fundamentally change lessor accounting. However, some changes have been made to lessor accounting to conform and align that guidance with the lessee guidance and other areas within U.S. GAAP. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. This update is effective for public entities with reporting periods beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted. The Partnership is currently evaluating the impact, if any, of the adoption of this new standard.

In July 2015, the FASB issued the ASU 2015-11, Simplifying the Measurement of Inventory to simplify the measurement of inventory using first-in, first out (FIFO) or average cost method. According to this ASU an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of completion, disposal and transportation. This update is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is permitted. The Partnership believes that the implementation of this update will not have any material impact on its financial statements and has not elected the early adoption.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

On May 28, 2014, the FASB issued the ASU No 2014-09 Revenue from Contracts with Customers. ASU 2014-09, as amended, outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The Partnership believes that the implementation of this standard will not have a material impact on the financial statements since the revenues are generated largely from medium and long charters and has not elected early adoption.

3. Acquisition of Filonikis Product Carrier S.A. (M/T Amor)

On October 24, 2016, following the unanimous recommendation of the conflicts committee and the unanimous approval of the board of directors, the Partnership acquired the shares of Filonikis, the owning company of the M/T Amor from CMTC for a total consideration of $16,911. The Partnership also assumed, on the acquisition date, CMTC’s guarantee with respect to the outstanding balance of $15,750 of the loan that Filonikis had entered into and was arranged by CMTC (Note 7). The vessel at the time of her acquisition by the Partnership was fixed on a two year time charter with Cargill International S.A. (“Cargill”) ending October 2017, with the option to terminate 30 days earlier, and immediately thereafter with CMTC for a two-month period time charter.

The Partnership accounted for the acquisition of Filonikis as an acquisition of a business. All assets and liabilities of Filonikis except the vessel, necessary permits, the time charter agreements and the loan, were retained by CMTC. The purchase price of the acquisition has been allocated to the identifiable assets acquired and liabilities assumed.

•	Purchase Price

The total purchase consideration of $16,911 was funded by $16,000 from the Partnership’s cash and the issuance of 283,696 new Partnership’s common units at a price of $3.21 per unit as quoted on the Nasdaq Stock Exchange on October 24, 2016 the day of the acquisition of Filonikis (Note 12).

•	Acquisition related costs

Acquisition related costs of $264 are included in general and administrative expenses in the Partnership’s consolidated statements of comprehensive income for the year ended December 31, 2016.

•	Purchase price allocation

The allocation of the purchase price to acquired identifiable assets and liabilities assumed was based on their estimated fair values at the date of acquisition. The fair value allocated to each class of identifiable assets acquired and liabilities assumed of Filonikis was calculated as follows:

As of October 24, 2016
Vessel	$31,600
Above market acquired time charters	$1,061

Identifiable assets	$32,661

Loan	$(15,750)

Net assets acquired	$16,911

Purchase price	$(16,911)

The Partnership concluded that its measurements for the assets acquired appropriately reflect consideration of all available information that existed as of the acquisition date. The fair value of the vessel of $31,600 was quoted by independent ship brokers at the time of her acquisition by the Partnership and the fair value of the loan of $15,750 was determined to be its face value.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Acquisition of Filonikis Product Carrier S.A. (M/T Amor) - Continued

•	Identifiable intangible assets

The following table sets forth the component of the identifiable intangible asset acquired on the purchase of Filonikis which is being amortized over its duration on a straight-line basis as a reduction of revenue:

Intangible assets	As of October 24, 2016	Duration of time charters acquired
Above market acquired time charter	$1,061	1 year

The fair value of the above market time charter acquired was determined as the difference between the time charter rate at which the vessel was fixed and the market rate for comparable charters as provided by independent ship brokers on the business combination date discounted at a WACC of approximately 7.5%.

Total revenues and net income of Filonikis since its acquisition by the Partnership were $980 and $222 respectively and are included in the Partnership’s consolidated statements of comprehensive income for the year ended December 31, 2016.

•	Unaudited Pro Forma Financial Information

The supplemental pro forma financial information was prepared using the acquisition method of accounting and is based on the following:

•	The Partnership’s actual results of operations for the years ended December 31, 2016 and 2015

•	Pro forma results of operations of Filonikis for the period from the vessel’s delivery from the shipyard on September 30, 2015 (vessel inception) to December 31, 2015 and from January 1, 2016 to October 24, 2016 as if the vessel was operating under post acquisition revenue and cost structure.

The combined results do not purport to be indicative of the results of the operations which would have resulted had the acquisition been effected at beginning of the applicable period noted above, or the future results of operations of the combined entity.

The following table summarizes total net revenues; net income and net income per common unit of the combined entity had the acquisition of Filonikis occurred on September 30, 2015 (vessel inception):

	For the year ended December, 31
	2016	2015
Total revenues	$245,825	$221,638
Partnership’s net income	$53,677	$55,430
Preferred unit holders’ interest in Partnership’s net income	$11,101	$11,334
General Partner’s interest in Partnership’s net income	$850	$881
Common unit holders interest in Partnership’s net income	$41,726	$43,215
Net income per common unit basic and diluted	$0.35	$0.38

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with Related Parties

The Partnership and its subsidiaries have related party transactions with CMTC which is a related party unit holder. The Partnership and its subsidiaries have also related party transactions with the Manager, arising from certain terms of the following three different types of management agreements.

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

2.	Floating fee management agreement: On June 9, 2011, the Partnership entered into an agreement with its Manager based on actual expenses per managed vessel. Under the terms of this agreement, the Partnership compensates its Manager for expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry docking are borne by the Partnership and not by the Manager. The Partnership also pays its Manager a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index; and

3.	Crude management agreement: On September 30, 2011, the Partnership completed the acquisition of Crude Carriers Corp. and its subsidiaries (“Crude”). Three of the five crude tanker vessels that the Partnership acquired at the time of the completion of the merger with Crude continue to be managed under a management agreement entered into in March 2010 with the Manager, whose initial term expires on December 31, 2020. Under the terms of this agreement the Partnership compensates the Manager for all of its expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating and administrative costs. The Partnership also pays its Manager the following fees:

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

The Manager has the right to terminate the Crude management agreement and, under certain circumstances, could receive substantial sums in connection with such termination. In March 2016 this termination fee was adjusted to $9,858 from $9,760.

Effective from January 1, 2017 the Manager agreed to waive going forward (i) the sale and purchase fee equal to 1% of the gross purchase or sale price upon the consummation of any purchase or sale of the three vessels and (ii) the commercial services fee equal to 1.25% of all gross charter revenues generated by each of the three vessels for commercial services rendered.

All the above three agreements constitute the “Management Agreements” and the related management fees are included in “Vessel operating expenses – related party” in the accompanying consolidated statements of comprehensive income.

Under the terms of the fixed fee management agreement, the Manager charges the Partnership for additional fees and costs, relating to insurances deductibles, vetting, and repairs and spares that related to unforeseen events. For the years ended December 31, 2016, 2015 and 2014 such fees amounted to $205, $489 and $840, respectively and are included in “Vessel operating expenses – related party” in the consolidated statements of comprehensive income.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with Related Parties – Continued

On April 4, 2007, the Partnership entered into an administrative services agreement with the Manager, pursuant to which the Manager has agreed to provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT, clerical, and other administrative services. Also the Partnership reimburses the Manager and its general partner, Capital GP L.L.C. (the “CGP”) for reasonable costs and expenses incurred in connection with the provision of these services after the Manager submits to the Partnership an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. These expenses are included in general and administrative expenses in the consolidated statements of comprehensive income. In 2015, as amended in 2016, the Partnership entered into an executive services agreement with CGP according to which CGP provides certain executive officers services for the management of the Partnership’s business as well as investor relation and corporate support services to the Partnership.

For the years ended December 31, 2016 and 2015 such fees amounted to $1,688 and $1,624 and are included in “General and administrative expenses” in the consolidated statements of comprehensive income.

Balances and transactions with related parties consisted of the following:

Consolidated Balance Sheets	As of December 31, 2016	As of December 31, 2015
Assets:
Advances for vessels under construction Note (5a)	—	18,172

Total assets	$—	$18,172

Liabilities:
Manager – payments on behalf of the Partnership (a)	$15,126	$21,264
Management fee payable to CSM (b)	969	890

Due to related parties	$16,095	$22,154
Deferred revenue – current (e)	2,925	4,253

Total liabilities	$19,020	$26,407

	For the year ended December 31,
Consolidated Statements of Income	2016	2015	2014
Revenues (c)	$36,026	$63,731	$72,870
Voyage expenses	360	411	338
Vessel operating expenses	10,866	11,708	13,315
General and administrative expenses (d)	2,076	2,569	2,996

(a) Manager—Payments on Behalf of the Partnership: This line item represents the amount outstanding for payments for operating and voyage expenses made by the Manager on behalf of the Partnership and its subsidiaries.

(b) Management fee payable to CSM: The amount outstanding as of December 31, 2016 and 2015 represents the management fee payable to CSM as a result of the Management Agreements the Partnership entered into with the Manager.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with Related Parties – Continued

(c) Revenues: The following table includes information regarding the charter agreements that were in place between the Partnership and CMTC and its subsidiaries during 2016 and 2015.

Vessel Name	Time Charter (TC) in years	Commencement of Charter	Termination or earliest expected redelivery	Gross (Net) Daily Hire Rate
M/T Agisilaos	1 TC	09/2014	09/2015	$14.3 ($14.1)
M/T Agisilaos	1 TC	09/2015	06/2016	$14.5 ($14.3)
M/T Axios	1 TC	07/2014	06/2015	$14.8 ($14.6)
M/T Arionas	1.2 TC	12/2014	01/2016	$15.0 ($14.8)
M/T Amore Mio II	1 TC	12/2013	04/2015	$17.0 ($16.8)
M/T Amore Mio II	1 to 1.2 TC	04/2015	09/2015	$27.0 ($26.7)
M/T Amore Mio II	0.9 TC	08/2016	06/2017	$21.0 ($20.7)
M/T Avax	1 TC	09/2014	06/2015	$14.8 ($14.6)
M/T Akeraios	1.5 TC	07/2013	03/2015	$15.0 ($14.8)
M/T Akeraios	2 TC	03/2015	04/2016	$15.6 ($15.4)
M/T Apostolos	1.2 to 1.5 TC	10/2013	04/2015	$14.9 ($14.7)
M/T Apostolos	2 TC	04/2015	01/2016	$15.6 ($15.4)
M/T Anemos I	1.2 to 1.5 TC	12/2013	06/2015	$14.9 ($14.7)
M/T Anemos I	1 TC	06/2015	01/2016	$17.3 ($17.0)
M/T Aristotelis	1.5 to 2 TC	12/2013	12/2015	$17.0 ($16.8)
M/T Aristotelis	1.1 to 1.3 TC	12/2015	12/2016	$19.0 ($18.8)
M/T Amoureux	1 TC	01/2014	04/2015	$24.0 ($23.7)
M/T Aias	1 TC	12/2013	02/2015	$24.0 ($23.7)
M/T Assos	1 TC	06/2014	04/2015	$14.8 ($14.6)
M/T Atrotos	1 TC	05/2014	05/2015	$14.8 ($14.6)
M/T Atrotos	1 TC	05/2015	12/2015	$15.3 ($15.1)
M/T Ayrton II	2 TC	02/2016	01/2018	$18.0 ($17.8)
M/T Miltiadis M II	0.6 TC	09/2015	05/2016	$35.0 ($34.6)
M/T Miltiadis M II	0.9 TC	08/2016	06/2017	$25.0 ($24.7)
M/T Active	2 TC	04/2015	06/2015	$17.0 ($16.8)
M/T Amadeus	2 TC	06/2015	05/2017	$17.0 ($16.8)
M/T Atlantas II	1TC	10/2016	08/2017	$13.0 ($12.8)

(d) General and administrative expenses: This line item mainly includes fees relating to internal audit, investor relations and consultancy fees.

(e) Deferred Revenue: As of December 31, 2016 and 2015 the Partnership had received cash in advance for charter hire relating to revenue earned in a subsequent period from CMTC.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

5. Fixed assets

(a)	Advances for vessels under construction – related party

An analysis of advances for vessels under construction – related party is as follows:

Advances for vessels under construction – related party
Balance as at January 1, 2015	$66,641
Additions	—
Transfer to vessels	(48,469)

Balance as at December 31, 2015	$18,172

Additions	—
Transfer to vessels	(18,172)

Balance as at December 31, 2016	$—

On July 24, 2014, the Partnership entered into a Master Agreement with CMTC to acquire five companies that own five vessels under construction (the “new buildings”) with attached time charters, subject to the amendment of the partnership agreement to reset the target distributions to holders of the Incentive Distribution Rights (the “IDRs”) (Note 12). As the reset of the IDRs was a pre-condition for the acquisition of the vessels, the amount of $36,417, representing the difference between the fair value of $347,917 of the respective new buildings at the time of the approval of this transaction in August 2014 at the Partnership’s annual general meeting and the contractual cash consideration of $311,500, was considered to be the deemed equity contribution and thus the fair value of the reset of the IDRs. The fair value of the IDRs reset has been accounted for in Partner’s capital and is presented as “Excess between the fair value of the contracted vessels and the contractual cash consideration” in the consolidated statements of changes in partners’ capital in the Partnership’s consolidated balance sheet as of December 31, 2014. The fair value of the new buildings amounting to $347,917 was based on the average of three valuations obtained from three independent shipbrokers.

Two of these five vessels are 50,000 dwt product carriers and the remaining three are 9,100 TEU post-panamax container carriers.

During 2015 the Partnership acquired from CMTC the shares of four out of the five vessel owning companies. As a result, as of December 31, 2015, the amount of $18,172 consisted of advances totalling $7,921 that the Partnership paid to CMTC for the acquisition of the remaining vessel owning company and the fair value from the reset of the IDRs of $10,251 which was attributable to this vessel, and is presented as “Advances for vessels under construction–related party” in the Partnership’s consolidated balance sheet as of December 31, 2015. On February 26, 2016 the Partnership acquired the company owning the M/V CMA CGM Magdalena, which was the last out of the five vessel owning companies the Partnership agreed to acquire from CMTC according to the terms of the Master Agreement. As a result there were no “Advances for vessels under construction–related party” as of December 31, 2016.

(b)	Vessels, net

An analysis of vessels is as follows:

	Vessel Cost	Accumulated depreciation	Net book value
Balance as at January 1, 2015	$1,396,735	$(276,665)	$1,120,070

Acquisitions and improvements	208,523	—	208,523
Transfer from Advances for vessels under construction-related party	48,469	—	48,469
Depreciation for the period	—	(61,577)	(61,577)

Balance as at December 31, 2015	$1,653,727	$(338,242)	$1,315,485

Acquisitions and improvements	103,790	—	103,790
Transfer from Advances for vessels under construction-related party	18,172	—	18,172
Depreciation for the period	—	(69,716)	(69,716)

Balance as at December 31, 2016	$1,775,689	$(407,958)	$1,367,731

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

5. Fixed assets – Continued

(b)	Vessels, net - Continued

All of the Partnership’s vessels as of December 31, 2016 have been provided as collateral to secure the Partnership’s credit facilities.

On October 24, 2016, the Partnership acquired the shares of the company owning the M/T Amor (Note 3). The Partnership accounted for this acquisition as an acquisition of business based on the existence of an integrated set of activities (inputs and processes that generate outputs). Therefore the vessel was recorded in the Partnership’s financial statements at its fair value of $31,600 as quoted by independent ship brokers at the time of her acquisition by the Partnership.

On February 26, 2016, the Partnership acquired the shares of the company owning the M/V CMA CGM Magdalena for a total consideration of $81,500 which was funded by loan drawdown of $35,000 from the Partnership’s 2013 credit facility (Note 7) and the remaining balance of $46,500 by the Partnership’s cash. The Partnership accounted for this transaction as acquisition of an asset based on the absence of processes attached to the inputs. Other than the new building and the attached time charter, no other inputs and no processes were acquired. The Partnership considered whether any value should be assigned to the attached charter party agreement acquired and concluded that the contracted daily charter rate was above the market rates on the transaction completion date and therefore, the total consideration was allocated to the vessel cost and the above market acquired charter. Thus the vessel was recorded in the Partnership’s financial statements at a cost of $88,545 and the above market acquired charter at a cost of $3,206 (Note 6).

On March 31, June 10, June 30 and September 18, 2015, the Partnership acquired the shares of the companies owning the M/T Active, the M/V CMA CGM Amazon, the M/T Amadeus and the M/V CMA CGM Uruguay for a total consideration of $230,000 which was funded by loan drawdowns of $115,000 from the Partnership’s 2013 credit facility and the remaining balance of $115,000 through the Partnership’s cash. The Partnership accounted for the acquisition of the companies owning the M/T Active, the M/V CMA CGM Amazon, the M/T Amadeus and the M/V CMA CGM Uruguay as acquisition of assets based on the absence of processes attached to the inputs. Other than the new buildings and the attached time charters, no other inputs and no processes were acquired. The Partnership considered whether any value should be assigned to the attached charter party agreements acquired and concluded that the contracted daily charter rates approximated market rates on the transaction completion dates and therefore, the total consideration was allocated to vessel cost. Thus these vessels were recorded in the Partnership’s financial statements at their cost of $256,166. As of December 31, 2014 the Partnership had paid advances of $22,303 to CMTC for the acquisition of the shares of these vessel owning companies. The difference of $26,166 between the vessels’ cost of $256,166 and the total consideration of $230,000 was part of the excess of $36,417 that the Partnership had recorded in its financial statements in August 2014 upon the approval of the Master Agreement and the IDRs reset at the Partnership’s annual meeting.

During 2016, the M/T Alkiviadis, the M/T Anemos I, the M/T Amore Mio II, the M/T Miltiadis M II and the M/T Arionas underwent improvements during their scheduled special survey respectively. In addition, during 2016 the M/V Archimidis underwent improvements. The costs of these improvements amounted to $1,817 and were capitalized as part of the vessels’ cost.

During 2015, the M/T Agisilaos, the M/T Avax, the M/T Akeraios, the M/T Apostolos, the M/V Archimidis and the M/V Agamemnon underwent improvements during their scheduled special survey respectively. The costs of these improvements amounted to $826 and were capitalized as part of the vessels’ cost.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

6. Above market acquired charters

On October, 24, 2016 the Partnership acquired the shares of the company owning the M/T Amor from CMTC with outstanding time charters to Cargill and CMTC. The time charter with Cargill was above the market rate for equivalent time charters prevailing at the time of acquisition. The present value of the above market acquired time charter was estimated by the Partnership at $1,061 and recorded as an asset in the consolidated balance sheet as of the acquisition date (Note 3). The time charter with CMTC was equal to the market rate for equivalent time charters prevailing at the time of acquisition.

On February 26, 2016 the Partnership acquired the shares of the company owning the M/V CMA CGM Magdalena from CMTC with outstanding time charter to CMA-CGM S.A., which was above the market rate for equivalent time charters prevailing at the time of acquisition.

The present value of the above market acquired time charter of $3,206 was determined as the difference between the time charter rate at which the vessel was fixed at and the market rate for comparable charters as provided by independent third parties on the acquisition date discounted at a WACC of approximately 7.5% and was recorded as an asset in the consolidated balance sheet as of the acquisition date.

For the years ended December 31, 2016, 2015 and 2014 revenues included a reduction of $14,542, $14,864 and $16,000 as amortization of the above market acquired charters, respectively.

An analysis of above market acquired charters is as follows:

Above market acquired charters	Book value
Carrying amount as at January 1, 2015	$115,382

Amortization	$(14,864)

Carrying amount as at December 31, 2015	$100,518

Acquisitions	$4,267
Amortization	$(14,542)

Carrying amount as at December 31, 2016	$90,243

As of December 31, 2016 the remaining carrying amount of unamortized above market acquired time charters was $90,243 and will be amortized in future years as follows:

For the twelve month period ended December 31,	Amount
2017	$15,209
2018	$14,381
2019	$14,381
2020	$11,696
2021	$8,417
Thereafter	$26,159

Total	$90,243

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

7. Long-Term Debt

Long-term debt consists of the following:

	Bank loans	As of December 31, 2016	As of December 31, 2015	Margin
(i)	Issued in March 2007 maturing in December 2019 (the “2007 credit facility”)	185,975	185,975	3.00%
(ii)	Issued in March 2008 maturing in December 2019 (the “2008 credit facility”)	181,641	181,641	3.00%
(iii)	Issued in June 2011 maturing in March 2018 (the “2011 credit facility”)	14,000	14,000	3.25%
(iv)	Issued in September 2013 maturing in December 2020 (the “2013 credit facility”)	207,646	190,000	3.50%
(v)	Assumed in October 2016 maturing in November 2022 (the “2015 credit facility”)	15,750	—	2.50%

	Total long-term debt	$605,012	$571,616

	Less: Deferred loan issuance costs	2,825	3,806

	Total long-term debt, net	$602,187	$567,810

	Less: Current portion of long-term debt	40,534	12,957
	Add: Current portion of deferred loan issuance costs	966	1,035

	Long-term debt, net	$562,619	$555,888

On October 24, 2016, upon the completion of the acquisition of the shares of the company owning the M/T Amor (Notes 3, 5), the Partnership assumed CMTC’s guarantee with respect to the outstanding balance of $15,750 under the term loan that was entered into on November 19, 2015 with ING Bank N.V. The term loan is payable in 17 consecutive equal quarterly instalments starting two years after the vessel’s acquisition plus a balloon payment with expected maturity date in November 2022. The term loan bears interest at LIBOR plus a margin of 2.50%.

On February 23, 2016, the Partnership drew the amount of $35,000 from its existing 2013 credit facility in order to partly finance the acquisition of the shares of the company owning the M/V CMA CGM Magdalena (Note 5).

During 2016, the Partnership repaid the amount of $17,354 in line with the amortization schedule of its 2013 credit facility.

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

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

7. Long-Term Debt – Continued

During 2015, the Partnership drew down the amount of $115,000 from its 2013 credit facility in order to partly finance the acquisition of the shares of the companies owning the M/T Active, the M/V CMA CGM Amazon, the M/T Amadeus and the M/V CMA CGM Uruguay respectively (Note 5).

The Partnership’s credit facilities contain customary ship finance covenants, including restrictions as to changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness and the mortgaging of vessels and requirements such as, the ratio of EBITDA to Net Interest Expenses to be no less than 2:1, a minimum cash requirement of $500 per vessel, and the ratio of net Total Indebtedness to the aggregate Market Value of the fleet not to exceed 0.725:1. As of December 31, 2016 and 2015, restricted cash amounted to $18,000 and $17,000, respectively and is presented under other non-current assets. The credit facilities also contain a collateral maintenance requirement under which the aggregate fair market value of the collateral vessels should not be less than 120% for the 2015 credit facility and 125% for the other credit facilities, of the aggregate outstanding amount under these facilities. Also the vessel-owning companies may pay dividends or make distributions when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. As of December 31, 2016 and 2015 the Partnership was in compliance with all financial covenants.

The credit facilities have a general assignment of the earnings, insurances and requisition compensation of the respective collateral vessel or vessels. Each also requires additional security, such as pledge and charge on current accounts and mortgage interest insurance.

As of December 31, 2016 there were no undrawn amounts under the Partnership’s credit facilities. As of December 31, 2015 the Partnership had an undrawn amount of $35,000 under its 2013 credit facility.

For the years ended December 31, 2016, 2015 and 2014, the Partnership recorded interest expense of $22,674, $17,856 and $16,480 respectively which is included in “Interest expense and finance cost” in the consolidated statements of comprehensive income. As of December 31, 2016 and 2015 the weighted average interest rate of the Partnership’s loan facilities was 4.01% and 3.65% respectively.

The required annual loan payments to be made subsequent to December 31, 2016 are as follows:

	2007 Credit Facility (i)	2008 Credit Facility (ii)	2011 Credit Facility (iii)	2013 Credit Facility (iv)	2015 Credit Facility (v)	Total
2017	$12,975	$9,205	$1,000	$17,354	$—	$40,534
2018	51,900	36,819	13,000	17,354	328	119,401
2019	121,100	135,617	—	17,354	1,313	275,384
2020	—	—	—	155,584	1,313	156,897
2021	—	—	—	—	1,313	1,313
Thereafter	—	—	—	—	11,483	11,483

Total	$185,975	$181,641	$14,000	$207,646	$15,750	$605,012

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

8. Financial Instruments

(a)    Fair value of financial instruments

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

The carrying value of cash and cash equivalents and restricted cash, which are considered Level 1 items as they represent liquid assets with short-term maturities, trade receivables, amounts due from related parties and due to related parties, trade accounts payable and accrued liabilities approximates their fair value. The fair values of long-term variable rate bank loans approximate the recorded values, due to their variable interest being the LIBOR and due to the fact the lenders have the ability to pass on their funding cost to the Partnership under certain circumstances, which reflects their current assessed risk. We believe the terms of our loans are similar to those that could be procured as of December 31, 2016. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy.

(b)    Concentration of credit risk

Financial instruments which potentially subject the Partnership to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Partnership places its cash and cash equivalents, consisting mostly of deposits, with creditworthy financial institutions rated by qualified rating agencies. A limited number of financial institutions hold the Partnership’s cash. Most of the Partnership’s revenues were derived from a few charterers. For the year ended December 31, 2016 Hyundai Merchant Marine Co Ltd (“HMM”), Petroleo Brasileiro S.A, CMA CGM and CMTC accounted for 19%, 18%, 17% and 15% of the Partnership’s total revenue, respectively. For the year ended December 31, 2015 CMTC and HMM accounted for 29% and 21% of the Partnership’s total revenue, respectively. For the year ended December 31, 2014 CMTC, HMM and A.P. Moller-Maersk A.S. (“Maersk”) accounted for 38%, 24% and 12% of the Partnership’s total revenue, respectively. The Partnership does not obtain rights of collateral from its charterers to reduce its credit risk.

9. Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31,
	2016	2015
Accrued loan interest and loan fees	$114	$1,226
Accrued operating expenses	4,360	4,520
Accrued voyage expenses and commissions	2,453	1,188
Accrued general and administrative expenses	934	938

Total	$7,861	$7,872

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

10. Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses consist of the following:

	For the years ended December 31,
	2016	2015	2014
Voyage expenses:
Commissions	$4,816	$4,421	$3,597
Bunkers	2,601	1,753	1,802
Port expenses	892	259	166
Other	1,971	457	680

Total	$10,280	$6,890	$6,245

Vessel operating expenses:
Crew costs and related costs	$37,342	$31,788	$28,945
Insurance expense	5,772	5,004	4,502
Spares, repairs, maintenance and other expenses	11,688	11,521	6,710
Stores and lubricants	8,203	7,790	6,535
Management fees (Note 4)	10,661	11,219	12,475
Vetting, insurances, spares and repairs (Note 4)	205	489	840
Other operating expenses	3,632	2,522	2,022

Total	$77,503	$70,333	$62,029

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

The jurisdictions where the Partnership’s vessel-owning subsidiaries are incorporated each grants an “equivalent exemption” to United States corporations with respect to each type of shipping income earned by the Partnership’s vessel-owning subsidiaries. Additionally, our units are only traded on the Nasdaq Global Market, which is considered to be established securities market. The Partnership has satisfied the Publicly-Traded Test for the years ended December 31, 2016, 2015 and 2014 and the ship-owning subsidiaries are exempt from United States federal income taxation with respect to U.S.-source shipping income.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

12. Partners’ Capital

General: The partnership agreement requires that within 45 days after the end of each quarter, beginning with the quarter ending June 30, 2007, all of the Partnership’s available cash will be distributed to unitholders.

Definition of Available Cash: Available Cash, for each fiscal quarter, consists of all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by our board of directors to:

•	provide for the proper conduct of the Partnership’s business (including reserves for future capital expenditures and for our anticipated credit needs);

•	comply with applicable law, any of the Partnership’s debt instruments, or other agreements; or

•	provide funds for distributions to the Partnership’s unitholders and to the general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreements and in all cases are used solely for working capital purposes or to pay distributions to partners subject to certain exceptions set forth in the limited partnership agreement.

General Partner Interest and IDRs: The general partner has a 1.96% interest in the Partnership and holds the IDRs. In accordance with Section 5.2(b) of the partnership agreement, upon the issuance of additional units by the Partnership, the general partner may elect to make a contribution to the Partnership to maintain its general partner interest.

IDRs represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. The Partnership’s general partner as of December 31, 2016, 2015 and 2014 holds the IDRs.

According to the partnership agreement the following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and general partner in any available cash from operating surplus that is being distributed up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount per Unit,” until available cash from operating surplus the Partnership distributes reaches the next target distribution level, if any. The percentage interests shown for the unitholders and general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown below assume that the Partnership’s general partner maintains a 2% general partner interest and that it has not transferred its incentive distribution rights.

	Total Quarterly	Marginal Percentage Interest in Distributions
	Distribution Target Amount per Unit	Unitholders	General Partner
Minimum Quarterly Distribution	$0.3750	98%	2%
First Target Distribution	up to $0.4313	98%	2%
Second Target Distribution	above $0.4313 up to $0.4688	85%	15%
Third Target Distribution	above $0.4688 up to $0.5625	75%	25%
Thereafter	above $0.5625	50%	50%

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

12. Partners’ Capital – Continued

General Partner Interest and IDRs – Continued

On August 21, 2014, the Fourth Amendment to the Second Amended and Restated Agreement of Limited Partnership of the Partnership was approved by the Partnership’s annual general meeting, so as to revise the target distributions to holders of IDRs.

The Fourth Amendment resets the thresholds for the IDRs as follows:

	Total Quarterly	Marginal Percentage Interest in Distributions
	Distribution Target Amount per Unit	Unitholders	General Partner
Minimum Quarterly Distribution	$0.2325	98%	2%
First Target Distribution	up to $0.2425	98%	2%
Second Target Distribution	above $0.2425 up to $0.2675	85%	15%
Third Target Distribution	above $0.2675 up to $0.2925	75%	25%
Thereafter	above $0.2925	65%	35%

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

During 2012 and 2013 the Partnership issued in total 24,655,554 Class B Convertible Preferred Units to a group of investors including CMTC according to two separate Class B Convertible Preferred Unit Subscription Agreements (the “Agreements”) that the Partnership had entered with this group of investors in 2012 and 2013. The holders of the Class B Convertible Preferred Units have the right to convert all or a portion of such Class B Convertible Preferred Units at any time into Common Units at the conversion price of $9 per Class B Convertible Preferred Unit and a conversion rate of one Common Unit per one Class B Convertible Preferred Unit. The Conversion Ratio and the Conversion Price shall be adjusted upon the occurrence of certain events described in the limited partnership agreement.

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

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

12. Partners’ Capital – Continued

No distribution on the Class B Convertible Preferred Units shall be authorized by the board of directors or declared or paid or set apart for payment by the Partnership at such time as the terms and provisions of any agreement of the Partnership, including any agreement relating to its indebtedness, prohibits such authorization, declaration, payment or setting apart for payment or provides that such authorization, declaration, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or if such authorization, declaration, payment or setting apart for payment shall be restricted or prohibited by law. The foregoing distributions with respect to the Class B Convertible Preferred Units shall accumulate as of the Class B Convertible Preferred Unit distribution payment date on which they first become payable whether or not any of the foregoing restrictions exist, whether or not there is sufficient Available Cash for the payment thereof and whether or not such distributions are authorized. A cumulative Class B Convertible Preferred Unit arrearage shall not bear interest and holders of the Class B Convertible Preferred Units shall not be entitled to any distributions, whether payable in cash, property or Partnership Interests, in excess of the then cumulative Class B Convertible Preferred Unit arrearage plus the minimum quarterly Class B Convertible Preferred Unit distribution rate for such quarter.

With respect to Class B Convertible Preferred Units that are converted into Common Units, the holder thereof shall not be entitled to a Class B Convertible Preferred Unit distribution and a Common Unit distribution with respect to the same period, but shall be entitled only to the distribution to be paid based upon the class of Units held as of the close of business on the record date for the distribution in respect of such period; provided, however, that the holder of a converted Class B Convertible Preferred Unit shall remain entitled to receive any accrued but unpaid distributions due with respect to such Unit on or as of the prior Class B Convertible Preferred Unit distribution payment date; and provided, further, that if the Partnership exercises the Partnership Mandatory Conversion Right to convert the Class B Convertible Preferred Units pursuant to this Agreements then the holders’ rights with respect to the distribution for the Quarter in which the Partnership Mandatory Conversion Notice is received is as set forth in the limited partnership agreement.

During 2015 and 2014 various holders of Class B Convertible Preferred Units including CMTC converted 1,240,404 and 4,698,484 Class B Convertible Preferred Units into common units respectively. As a result in the Partnership’s Consolidated Statements of Changes in Partners’ Capital, the Partnership’s Limited Partners-Preferred Unitholders decreased by $10,642 and $40,287 and Partnership’s Limited Partners-Common Unitholders, increased by $10,642 and $40,287, respectively for the years ended December 31, 2015, and 2014. The conversion rate was one common unit per one Class B Convertible Preferred Unit. During 2016 no such conversion occurred.

During 2015 and 2014 CMTC converted 315,908 and 358,624 common units into general partner units respectively, in order for CGP to maintain its 2% interest in the Partnership. As a result in the Partnership’s Consolidated Statements of Changes in Partners’ Capital the Partnership’s Limited Partners-Common Unitholders decreased by $2,742 and $3,696 and General Partner increased by $2,742 and $3,696, respectively for the years ended December 31, 2015 and 2014. During 2016 CMTC did not convert any common units into general partners units.

On October 24, 2016, the Partnership issued 283,696 common units according to the terms of the share purchase agreement that the Partnership entered into with CMTC in order to partly finance the acquisition of the shares of the vessel owning company of M/T Amor (Notes 3, 5).

In September 2016, the Partnership entered into an equity distribution agreement with UBS Securities LLC (“UBS”) under which the Partnership may sell, from time to time, through UBS, as its sales agent, new common units having an aggregate offering amount of up to $50,000 (the “ATM offering”). The equity distribution agreement provides that UBS, when it is acting as the Partnership’s sales agent, will be entitled to compensation of up to 2% of the gross sales price of the common units sold through UBS from time to time. Since the launch of the ATM offering until December 31, 2016, the Partnership issued 1,401,481 new common units resulting in net proceeds of $4,546 after the payment of commission to the sales agent, but before offering expenses. For the year ended December 31, 2016, the Partnership recognized offering expenses of $890 in connection with the ATM offering.

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

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

12. Partners’ Capital – Continued

In September 2014, the Partnership completed successfully a follow-on equity offering of 17,250,000 common units, including 2,250,000 common units representing the overallotment option which was fully exercised, at a net price of $10.53 per common unit, receiving proceeds of $173,932 after the deduction of the underwriters’ commissions. After the deduction of expenses relating to this equity offering the net proceeds of this offering amounted to $173,504. The Partnership used an amount of $60,000 of the net proceeds to acquire common units from CMTC at a price per unit equal to the offering price (net of underwriting discount). The number of units acquired was equal to an aggregate of 5,950,610 common units which were cancelled immediately, in accordance with the terms of the offering. Furthermore, the Partnership used an additional amount of $30,224 of the net proceeds of the offering as an advance payment to CMTC in connection with the acquisition of the five new buildings described in the Master Agreement (Note 5). The remaining balance of the net proceeds of the offering was used by the Partnership to partly finance the acquisition cost of $311,500 of the new buildings from CMTC and for general Partnership purposes.

As of December 31, 2016 and 2015 our partners’ capital included the following units:

	As of December 31, 2016	As of December 31, 2015
Common units	122,094,633	120,409,456
General partner units	2,439,989	2,439,989
Preferred units	12,983,333	12,983,333

Total partnership units	137,517,955	135,832,778

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

On December 23, 2015 the Partnership awarded 240,000 and 610,000 unvested units to Employees and Non-Employees, respectively. Awards granted to certain Employees and Non Employees will vest in three equal annual instalments. The remaining awards will vest on December 31, 2018.

All unvested units are conditional upon the grantee’s continued service as Employee and/or Non-Employee until the applicable vesting date.

The unvested units accrued distributions as declared and paid which are retained by the custodian of the Plan until the vesting date at which time they are payable to the grantee. As unvested unit grantees accrued distributions on awards that are expected to vest, such distributions are charged to Partner’s capital. As of December 31, 2016 the unvested units accrued $324 of distributions.

The following table contains details of our plan:

	Employee equity compensation		Non-Employee equity compensation
Unvested Units	Units	Grant-date fair value	Units	Award- date fair value
Unvested on January 1, 2016	240,000	$1,325	610,000	$3,367
Vested	33,332	184	117,500	374

Unvested on December 31, 2016	206,668	$1,141	492,500	$2,993

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

13. Omnibus Incentive Compensation Plan - Continued

For the years ended December 31, 2016, 2015, and 2014 the equity compensation expense that has been charged in the consolidated statements of comprehensive income was $439, $10 and $0 for the Employee awards and $635, $24 and $0 for the Non-Employee awards, respectively. This expense has been included in general and administrative expenses in the consolidated statements of comprehensive income for each respective year.

As of December 31, 2016 the total compensation cost related to non vested awards is $2,157 and is expected to be recognized over a weighted average period of two years. The Partnership uses the straight-line method to recognize the cost of the awards.

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

This guidance also considers whether the partnership agreement contains any contractual limitations concerning distributions to the IDRs that would impact the amount of earnings to allocate to the IDRs for each reporting period.

Under the partnership agreement, the holder of the IDRs in the Partnership, which is currently CGP, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions (Note 12). The Partnership excluded the effect of the 12,983,333, 12,983,333 and 14,223,737 Class B Convertible Preferred Units in calculating dilutive EPU as of December 31, 2016, 2015 and 2014, respectively as they were anti-dilutive.

As of December 31, 2016 and 2015 the Partnership excluded the effect of 699,168 and 850,000 non-vested unit awards in calculating dilutive EPU for its common unitholders as they were anti-dilutive. As of December 31, 2014 there were no non-vested units. The non-vested units are participating securities because they received distributions from the Partnership and these distributions do not have to be returned to the Partnership if the non-vested units are forfeited by the grantee.

The Partnership’s net income for the years ended December 31, 2016, 2015 and 2014 did not exceed the First Target Distribution Level, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’s interest in net income.

The two class method used to calculate EPU is as follows:

BASIC AND DILUTED	2016	2015	2014
Numerators
Partnership’s net income	$52,489	$55,410	$44,012
Less:
Preferred unit holders’ interest in Partnership’s net income	11,101	11,334	14,042
General Partner’s interest in Partnership’s net income	818	879	593
Partnership’s net income allocable to unvested units	285	8	—
Common unit holders’ interest in Partnership’s net income	$40,285	$43,189	$29,377
Denominators
Weighted average number of common units outstanding, basic and diluted	119,803,329	115,030,879	93,353,168

Net income per common unit:
Basic and Diluted	$0.34	$0.38	$0.31

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

15. Hyundai Merchant Marine Co. Ltd (“HMM”) charters restructuring

HMM, the charterer of five of the Partnership’s vessels, namely Hyundai Prestige, Hyundai Premium, Hyundai Paramount, Hyundai Privilege and Hyundai Platinum (the “HMM Vessels”), each under time charter expiring in 2024 and 2025, has experienced financial difficulties and has pursued a financial restructuring involving various creditors and vessel owners.

As part of the various agreements that HMM reached with its creditors and vessel owners under its voluntary debt restructuring, the owning companies of the HMM Vessels entered into a Charter Restructuring Agreement on July 15, 2016. This agreement provides for the reduction of the gross charter rate payable under the respective charter parties by 20% to $23.5 per day from $29.4, for a three and a half year period starting in July 2016 and ending in December 2019 (the “Charter Reduction Period”). As compensation the Partnership received 4,398,910 HMM common shares on August 4, 2016, which the Partnership recognized as a “Trading asset” at the amount of $29,706 being the fair value of the shares with a corresponding “Deferred revenue, current” and “Deferred revenue” to be amortized within revenue over the remaining duration of each time charter. The shares were immediately sold on the Stock Market Division of the Korean Exchange for aggregate cash consideration of $29,706. The Charter Restructuring Agreement further provides that at the end of the Charter Reduction Period, the charter rate under the respective charter parties will be restored to the original daily rate of $29.4 until the expiry of each charter in 2024 and 2025.

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

An estimated loss from a contingency should be accrued by a charge to expense and a liability recorded only if all of the following conditions are met:

•	Information available prior to the issuance of the financial statement indicates that it is probable that a liability has been incurred at the date of the financial statements.

•	The amount of the loss can be reasonably estimated.

(a)	Lease Commitments: Future minimum charter hire receipts, excluding any profit share revenue that may arise, based on non-cancellable long-term time and bareboat charter contracts, as of December 31, 2016 were:

Year ended December 31,	Amount
2017	$210,265
2018	141,801
2019	102,351
2020	89,965
2021	54,585
Thereafter	167,559

Total	$766,526

17. Subsequent Events

(a)	Dividends: On January 18, 2017, the board of directors of the Partnership declared a cash distribution of $0.08 per common unit for the fourth quarter of 2016. The fourth quarter common unit cash distribution will be paid on February 15, 2017, to unit holders of record on February 6, 2017.

(b)	Dividends: On January 18, 2017, the board of directors of the Partnership declared a cash distribution of $0.21375 per Class B unit for the fourth quarter of 2016. The cash distribution will be paid on February 10, 2017, to Class B unit holders of record on February 3, 2017.