Form 20-F
period 2017-12-31
Capital Product Partners L.P.
filed 2018-03-05
CIK 1392326

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

127,246,692 Common Units

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

YES  ☒                NO   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐        Accelerated filer  ☒        Non-accelerated filer  ☐        Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

YES  ☐                NO   ☒

CAPITAL PRODUCT PARTNERS L.P.

This annual report on Form 20-F (this “Annual Report”) should be read in conjunction with our audited consolidated financial statements and accompanying notes included herein. In this Annual Report, the “Partnership,” “CPLP,” “we,” “us” or “our” refer to Capital Product Partners L.P. and, unless the context otherwise requires, its consolidated subsidiaries; “Capital Maritime” or “CMTC” refer to Capital Maritime & Trading Corp., our sponsor; “General Partner” refers to Capital GP L.L.C., our general partner; and “Capital Ship Management” or the “Manager” refer to Capital Ship Management Corp., a subsidiary of Capital Maritime and our manager.

FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this Annual Report concerning our business, operations, cash flows, and financial position, including, among other things, the likelihood of our success in developing and expanding our business, include forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, financial condition and the markets in which we operate, and involve risks and uncertainties. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “might,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “likely,” “intend,” “forecast,” “believe,” “estimate,” “project,” “predict,” “propose,” “potential,” “continue,” “seek” or the negative of these terms or other comparable terminology. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flows, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this Annual Report in “Item 3.D: Risk Factors” below. These forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

•	expectations regarding our ability to make distributions on our common units and our Class B Convertible Preferred Units (the “Class B Units,”) which rank senior to our common units and receive distributions prior to any distributions on our common units;

•	our ability to increase our cash available for distribution over time;

•	global economic outlook and growth;

•	shipping conditions and fundamentals, including the balance of supply and demand in the tanker, drybulk and container markets in which we operate, as well as trends and conditions in the newbuilding markets and scrapping of older vessels;

•	increases or decreases in domestic or worldwide oil consumption;

•	increases or decreases in seaborne transportation of containerized goods;

•	future supply of, and demand for, refined products and crude oil;

•	future refined product and crude oil prices and production;

•	our ability to operate in various new markets, including the tanker, drybulk and container carrier markets;

•	tanker, drybulk and container carrier industry trends, including charter rates and factors affecting the chartering of vessels;

•	our future financial condition or results of operations and our future revenues and expenses, including revenues from any profit sharing arrangements, and required levels of reserves;

•	future levels of operating surplus, reserves and levels of distributions, as well as our future cash distribution policy;

•	future charter hire rates and vessel values;

•	the carrying values of our vessels and the potential for any asset impairments;

•	anticipated future acquisitions of vessels from Capital Maritime and from third parties, including any of the five Samsung eco medium range product tankers in respect of which we have a right of first refusal;

•	anticipated future chartering arrangements with Capital Maritime and third parties;

•	our ability to secure employment for our vessels that come off their current charters;

•	our ability to leverage to our advantage Capital Maritime’s relationships and reputation in the shipping industry;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	our current and future business and growth strategies and other plans and objectives for future operations;

•	our ability to access debt, credit and equity markets;

•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors;

•	our ability to service, refinance or repay our debt under the current terms of our credit facilities and settle any hedging arrangements we may have;

•	the ability of our charterers to meet their obligations under the terms of our charter agreements, including the timely payment of the hire or freight rates under the agreements;

•	the financial condition, viability and sustainability of our charterers, including their ability to obtain liquidity and access the capital markets;

•	changes in interest rates and any interest rate hedging practices in which we may engage;

•	debt amortization payments and repayment of debt and settling of interest rate swaps we may make, if any;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	our ability to maintain long-term relationships with major refined product importers and exporters, major crude oil companies and major commodity traders, operators and liner companies;

•	the ability of our Manager to qualify for short- and long-term charter business with oil major charterers and oil traders and major commodity traders, drybulk operators and liner companies;

•	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term time charter;

•	our continued ability to enter into long-term, fixed-rate time charters with our charterers and to re-charter our vessels as their existing charters expire at attractive rates;

•	the changes to the regulatory requirements applicable to the shipping and oil transportation industry, including, without limitation, stricter requirements adopted by international organizations, such as the International Maritime Organization (also referred to as the IMO), a United Nations agency that issues international trade standards for shipping, and the European Union, or by individual countries or charterers and actions taken by regulatory authorities overseeing such areas as safety and environmental compliance;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, including with new environmental regulations and standards being introduced, as well as with standard regulations imposed by our charterers applicable to our business;

•	the impact of heightened regulations and the actions of regulators and other government authorities, including anti-corruption laws and regulations, as well as sanctions and other governmental actions;

•	our anticipated general and administrative expenses and our costs and expenses under the management agreements and the administrative services agreement with our Manager, and for reimbursement for fees and costs of our General Partner;

•	increases in costs and expenses, including but not limited to crew wages, insurance, provisions, spares, port expenses, lubricating oil, bunkers, repairs, maintenance and general and administrative expenses;

•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;

•	the impact on operating expenses of the floating fee structure under which most of our vessels are managed;

•	potential increases in costs and expenses under our management agreements following expiration and/or renewal of such agreements in connection with certain of our vessels;

•	the impact of heightened environmental and quality concerns of insurance underwriters and charterers;

•	the anticipated taxation of our partnership and distributions to our common and Class B unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	expected demand in the shipping sectors in which we operate in general and the demand for our crude oil and product tankers, container and drybulk vessels in particular;

•	the expected lifespan and condition of our vessels;

•	the ability of our General Partner and Manager to employ and retain key employees;

•	our General Partner’s and Manager’s track records, and past and future performance, in safety, environmental and regulatory matters;

•	potential liability and costs due to environmental, safety and other incidents involving our vessels;

•	the effects of increasing emphasis on environmental and safety concerns by charterers, governments and others, as well as changes in maritime regulations and standards;

•	expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•	the performance and expected cost savings of the vessels we have acquired, or may acquire in the future from CMTC and from third parties and any new technologies incorporated into such vessels, at least some of which may be untested; and

•	future sales of our units in the public market.

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and, therefore, involve a number of risks and uncertainties, including those risks discussed in “Item 3.D: Risk Factors” below. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

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

We have derived the following selected historical financial data for the three years ended December 31, 2017, and as of December 31, 2017 and 2016, from our audited consolidated financial statements (the “Financial Statements,”) appearing elsewhere in this Annual Report. The historical financial data presented for the years ended December 31, 2014 and 2013 and as of December 31, 2015, 2014 and 2013 have been derived from audited financial statements not included in this Annual Report and are provided for comparison purposes only. Our historical results are not necessarily indicative of the results that may be expected in the future. Different factors affect our results of operations, including among others, the number of vessels in our fleet, prevailing charter rates, management and administrative services fees, as well as financing arrangements we enter into. Consequently, the below table should be read together with, and is qualified in its entirety by reference to, the Financial Statements and the accompanying notes included elsewhere in this Annual Report. The below table should also be read together with “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Financial Statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) as described in Note 2 (Significant Accounting Policies) to the Financial Statements included herein. All numbers are in thousands of U.S. Dollars, except numbers of units and earnings per unit.

	Year ended December 31,
	2017	2016	2015	2014	2013
Income Statement Data:
Revenues	$204,462	$205,594	$156,613	$119,907	$116,520
Revenues – related party	44,653	36,026	63,731	72,870	54,974
Total revenues	249,115	241,620	220,344	192,777	171,494
Expenses:
Voyage expenses (1)	15,165	9,920	6,479	5,907	5,776
Voyage expenses—related party (1)	—	360	411	338	314
Vessel operating expenses (2)	74,516	66,637	58,625	48,714	38,284
Vessel operating expenses—related party (2)	11,629	10,866	11,708	13,315	17,039
General and administrative expenses	6,234	6,253	6,608	6,316	9,477
Loss on sale of vessels to third parties	—	—	—	—	7,073
Vessel depreciation and amortization	73,993	71,897	62,707	57,476	52,208
Impairment of vessel	3,282	—	—	—	—
Total operating expenses	184,819	165,933	146,538	132,066	130,171
Operating income	64,296	75,687	73,806	60,711	41,323
Gain from bargain purchase	—	—	—	—	42,256
Gain on sale of claim	—	—	—	—	31,356
Interest expense and finance costs	(26,605)	(24,302)	(20,143)	(19,225)	(15,991)
Gain on interest rate swap agreement	—	—	—	—	4
Other income	792	1,104	1,747	2,526	533

	Year ended December 31,
	2017	2016	2015	2014	2013
Partnership’s net income	$38,483	$52,489	$55,410	$44,012	$99,481
Class B unit holders’ interest in our net income	11,101	11,101	11,334	14,042	18,805
General partner’s interest in our net income	522	818	879	593	1,598
Common unit holders’ interest in our net income	26,860	40,570	43,197	29,377	79,078
Net income allocable to limited partner per:
Common unit basic	0.22	0.34	0.38	0.31	1.04
Common unit diluted	0.22	0.34	0.38	0.31	1.01
Weighted–average units outstanding basic
Common units	123,845,345	119,803,329	115,030,879	93,353,168	75,645,207
Weighted–average units outstanding diluted
Common units	123,845,345	119,803,329	115,030,879	93,353,168	97,369,136
Balance Sheet Data (at end of the year):
Fixed assets (3)(4)(7)(8)(10)(11)	$1,265,196	$1,367,731	$1,333,657	$1,186,711	$1,176,819
Total assets (3)(4)(7)(8)(10)(11)(12)(13)	1,466,216	1,598,605	1,555,875	1,489,853	1,397,721
Total long-term liabilities (3)(4)(7)(9)(10)(11)(13)	409,740	578,652	556,809	572,545	578,186
Total partners’ capital (3)(4)(5)(6)(8)(9)(11)(12)	933,405	927,757	937,820	872,561	781,426
Number of units	142,670,014	137,517,955	135,832,778	120,427,778	109,128,388
Common units	127,246,692	122,094,633	120,409,456	104,079,960	88,440,710
Class B units	12,983,333	12,983,333	12,983,333	14,223,737	18,922,221
General Partner units	2,439,989	2,439,989	2,439,989	2,124,081	1,765,457
Dividends declared per common unit	$0.32	$0.46	$0.94	$0.93	$0.93
Dividends declared per class B unit	$0.86	$0.86	$0.87	$0.86	$0.86
Cash Flow Data:
Net cash provided by operating activities	126,974	155,086	134,209	125,277	129,576
Net cash used in investing activities	(2,038)	(91,782)	(209,937)	(30,327)	(335,346)
Net cash (used in) / provided by financing activities	(168,317)	(46,816)	1,719	5,277	226,191

(1)	Voyage expenses primarily consist of commissions, port expenses, canal dues and bunkers.
(2)	Vessel operating expenses consist of management fees payable to our Manager pursuant to the terms of our three separate management agreements and actual operating expenses such as crewing, repairs and maintenance, insurance, stores, spares, lubricants and other operating expenses incurred in respect of our vessels.
(3)	In March 2013, we issued a total of 9,100,000 Class B Units to a group of investors, including Capital Maritime, and received net proceeds of $72.6 million, which, together with a $54.0 million drawdown under our former $350.0 million credit facility entered into in 2008 (as amended, the “2008 credit facility”) and $3.4 million from available cash, were used to acquire from Capital Maritime the shares of two separate vessel-owning companies, each owning a 5,000 twenty foot equivalent (“TEU”) high specification container vessel, built in 2013, at a price of $65.0 million each.
(4)	In August 2013, we completed an equity offering of 13,685,000 common units, which included the full exercise of the underwriters’ overallotment option of 1,785,000 common units, and received net proceeds of $119.8 million after deducting expenses related to the offering. The net proceeds, together with a $75.0 million drawdown under our former $225.0 million term loan facility entered into in 2013 (as amended, the “2013 credit facility”) and $0.2 million from available cash, were used to acquire from Capital Maritime three vessel-owning companies, each owning a 5,000 TEU high specification container vessel built in 2013, at a price of $65.0 million each.

(5)	In August 2013, our sponsor converted 349,700 common units into general partner units and delivered such units to our General Partner in order for it to maintain its then 2% interest in us. In 2015 and 2014, our sponsor converted 315,908 and 358,624 common units, respectively, into general partner units and delivered such units to our General Partner in order for it to maintain its then 2% interest in us. Currently our General Partner holds a 1.71% general partner interest in us.
(6)	During 2013, certain holders of our Class B Units converted an aggregate of 5,733,333 Class B Units into common units in accordance with the terms of the partnership agreement. During 2015 and 2014, various holders of our Class B Units, including Capital Maritime, converted an aggregate of 1,240,404 and 4,698,484 Class B Units into common units, respectively, in accordance with the terms of the partnership agreement.
(7)	In November 2013, we sold the M/T Agamemnon II (51,238 dwt IMO II/III chemical product tanker built in 2008, STX Shipbuilding & Offshore, South Korea) at a price of $33.5 million to unaffiliated third parties. In November 2013, we acquired an eco-type MR product tanker, the M/T Aristotelis (51,604 dwt IMO II/III chemical product tanker built in 2013, Hyundai Mipo Dockyard Ltd, South Korea). The acquisition price of $38.0 million was funded from the sale proceeds of the M/T Agamemnon II and available cash. The M/T Aristotelis replaced the M/T Agamemnon II as a security under our former $370.0 million credit facility entered into in 2007 (as amended, the “2007 credit facility”).
(8)	In September 2014, we completed an equity offering of 17,250,000 common units, which included the full exercise of the underwriters’ overallotment option of 2,250,000 common units, receiving net proceeds of $173.5 million after deducting expenses related to the offering. The net proceeds were used to repurchase from Capital Maritime 5,950,610 common units at an aggregate price of $60.0 million and to cancel such common units. Furthermore, we used the amount of $30.2 million of the net proceeds of the offering as an advance payment to Capital Maritime in connection with the acquisition of five new vessels acquired from Capital Maritime, our sponsor, comprising three newbuild Daewoo 9,160 TEU eco-flex containerships and two newbuild Samsung eco-medium range product tankers (the “Dropdown Vessels”), four of which were delivered between March and September 2015. The fifth Dropdown Vessel was delivered in February 2016. The total acquisition cost for these five vessels was $311.5 million. The remaining proceeds of the offering were used for general partnership purposes.
(9)	In April 2015, we completed an equity offering of 14,555,000 common units, including 1,100,000 common units sold to Capital Maritime and 1,755,000 common units representing the overallotment option, at a net price of $9.53 per common unit, and received net proceeds before expenses of $133.3 million. The net proceeds were used to prepay the quarterly instalments scheduled for 2016 and the first quarter of 2017 under our former 2007 and 2008 credit facilities and our former $25.0 million credit facility entered into in 2011(the “2011 credit facility”), and to pay related fees and expenses and for general partnership purposes.
(10)	On March 31, June 10, June 30 and September 18, 2015, we acquired the shares of the companies owning four of the Dropdown Vessels, namely the M/T Active, the M/V Akadimos (renamed the “CMA CGM Amazon”), the M/T Amadeus and the M/V Adonis (renamed the “CMA CGM Uruguay”) for a total consideration of $230.0 million, which was funded by drawdowns under our former 2013 credit facility for a total of $115.0 million and from cash on hand.
(11)	On February 26, 2016, we acquired from Capital Maritime the shares of the company owning the M/V Anaxagoras (renamed the “CMA CGM Magdalena”), the last of the five Dropdown Vessels. We funded the acquisition by drawing under our former 2013 credit facility and using available cash. On October 24, 2016, we acquired from Capital Maritime the shares of the company owning the M/T Amor, an eco-type MR product tanker, for a total consideration of $16.9 million consisting of $16.0 million in cash and the issuance of 283,696 new common units to Capital Maritime, reflecting the fair value of the vessel of $31.6 million and the fair value of the time charter attached to the vessel of $1.1 million, less the assumption of a $15.8 million term loan under a credit facility previously arranged by Capital Maritime with ING Bank N.V. (the “2015 credit facility”).
(12)	In September 2016, the Partnership entered into an equity distribution agreement with UBS Securities LLC (“UBS”) under which the Partnership may sell, from time to time through UBS, as its sales agent, new common units having an aggregate offering amount of up to $50.0 million (the “ATM offering”). During the period between the launch of the ATM offering and December 31, 2016, we issued 1.4 million new common units in total translating into net proceeds of $4.5 million after payment of sales agent commission but before offering expenses. During the year ended December 31, 2017, we issued 5.2 million new common units in total translating into net proceeds of $17.8 million after payment of sales agent commission but before offering expenses.
(13)	On September 6, 2017, we entered into a loan agreement for a new senior secured term loan facility (the “2017 credit facility”) for an aggregate principal amount of up to $460.0 million. On October 2, 2017, we repaid $14.0 million outstanding under the 2011 credit facility through available cash. On October 4, 2017 (the “Drawdown Date”), we drew the full amount of $460.0 million under the 2017 credit facility and, together with available cash of $102.2 million, fully repaid total indebtedness of $562.2 million.

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

RISKS RELATING TO THE TANKER INDUSTRY

Changes to global economic conditions and oil and oil product demand, prices and supply could result in decreased demand for our vessels and services, materially affect our ability to re-charter our vessels at favorable rates and have a material adverse effect on our business, financial position, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

Global economic growth is a significant driver in the demand for oil and, as a result, the demand for shipping. The past several years were marked by major economic slowdowns, which have had a significant impact on the global economy and demand for oil. There is still significant uncertainty over long-term economic growth prospects.

Furthermore, there is a general global trend towards energy efficient technologies and alternative sources of energy. In the long term, oil demand may be reduced by an increased reliance on alternative energy sources or a drive for increased efficiency in the use of oil, as a result of environmental concerns over carbon emissions or high oil prices, which has the potential to significantly decrease demand for oil and shipping.

We expect emerging markets, which historically have had more volatile economies, to be a key driver in future oil demand and a slowdown in these economies, such as China or India, could severely affect global demand for oil and may result in protracted, reduced consumption of oil products and a decreased demand for our vessels and lower charter rates.

If global economic conditions deteriorate or oil prices increase and, as a result, demand for oil and oil products contracts or increases more slowly, we may not be able to operate our vessels profitably or employ our vessels at favorable charter rates as they come up for re-chartering. Furthermore, the market value of our vessels may decline as a result of such events, which may cause us to recognize losses upon disposition of the vessels or record impairments and affect our ability to comply with our loan covenants.

In addition, reduced global supply of oil due to coordinated action, such as the production cuts recently agreed by OPEC members and other oil producing nations, or other circumstances may adversely affect demand for the transportation of crude oil and oil tankers.

A deterioration of the current economic conditions or changes in oil demand and supply and the product and crude tanker markets would have a material adverse effect on our business, financial position, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

Charter rates for tanker vessels are highly volatile and may decrease in the future, which may adversely affect our earnings and our ability to make cash distributions, as we may not be able to re-charter our vessels or we may not be able to re-charter them at competitive rates.

The shipping industry is cyclical. As a result, charter hire rates and vessel values have historically been volatile. We are particularly exposed to fluctuations in the product and crude tanker markets as the majority of our vessels are tankers. Therefore, as our charters expire, we may only be able to re-charter our tankers at reduced or unprofitable rates, or we may not be able to re-charter our tankers at all. We expect 20 of our charters to expire in the coming 12 months compared to 12 charter expirations in 2017. 18 of these charter expirations relate to tanker vessels compared to ten tanker charter expirations in 2017.

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

If we have to re-charter our tankers when charter hire rates are low or are unable to re-charter our tankers, our business, financial condition, results of operations, cash flows and ability to make distributions and service or refinance our debt could be adversely affected.

The market values of tanker vessels are highly volatile and may decrease further in the future which may cause us to recognize losses if we sell our tankers or record impairments and affect our ability to comply with our loan covenants and refinance our debt.

The market value of tankers is influenced, among other factors, by the prevailing charter market, replacement costs, the residual value of the vessels, expectations with regard to asset prices, availability of tankers for sale, as well as the ability of buyers to access financing and capital. If we sell a vessel at a time when its market value has fallen, the sale price may be less than the vessel’s carrying amount, resulting in a loss. In December 2017, we agreed to sell the M/T Aristotelis. In this connection, we recorded an impairment charge of $3.3 million representing the difference between the vessel’s carrying amount and its selling price, net of estimated sale expenses. Please also see Note 5 to our financial statements included herein. In addition, we may be required to record an impairment charge as a result of a decrease in the future charter rates or market values of our vessels. A decline in the market value of our vessels could also lead to a default under our credit facilities, affect our ability to refinance our existing credit facilities and limit our ability to obtain additional financing and service or refinance our debt. If any of these circumstances were to happen, our business, financial condition, results of operation, cash flows and ability to make distributions may be materially and adversely affected.

An oversupply of tanker vessels or an expansion of the capacity of newly built tankers may lead to reductions in charter hire rates, vessel values and profitability.

The supply of tankers is affected by a number of factors, such as demand for energy resources and primarily oil and petroleum products, level of charter hire rates, asset and newbuilding prices, availability of financing, as well as overall economic growth in parts of the world economy, including Asia, and has been increasing as a result of the delivery of substantial newbuilding orders over the last few years. Newly built tankers were delivered in significant numbers starting at the beginning of 2006 through 2017. In addition, as of December 31, 2017, the newbuilding order book was estimated to equal approximately 11.7% of the existing world tanker fleet and may increase in proportion to the existing fleet. Furthermore, if newly built tankers have more capacity than the tankers being scrapped or lost, tanker capacity overall will expand. If the supply of tankers or their capacity increases over time but demand for tanker vessels does not grow correspondingly, charter rates and vessel values will materially decline. If that happens, as our charters expire, we may only be able to re-charter our vessels at reduced or unprofitable rates, or we may not be able to charter our vessels at all. A reduction in charter rates and the value of our vessels may have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

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

After reaching historical highs in mid-2008, charter hire rates for drybulk carriers, such as the M/V Cape Agamemnon, have declined significantly and reached historically low levels in 2016. Capesize charter rates remained below historical averages in 2017. The M/V Cape Agamemnon is currently deployed on a period time charter until June 2020. In the future, we may be forced to re-charter the M/V Cape Agamemnon pursuant to short-term time charters, and may be exposed to changes in the spot market and short-term charter rates for capesize drybulk carriers, all of which may affect our earnings and the value of the M/V Cape Agamemnon.

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

We currently anticipate that the future demand for the M/V Cape Agamemnon following completion of its charter and, in turn, drybulk charter rates, will be dependent, among other things, upon the rate of economic growth in the global economy, including the world’s developing economies, such as China, India, Brazil and Russia, seasonal and regional changes in demand, changes in the capacity of the global drybulk vessel fleet and the sources and supply of drybulk cargo to be transported by sea. A decline in demand for commodities transported in drybulk vessels or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or repay our debt.

The market values of drybulk vessels have declined and may further decline, which may cause us to recognize a loss if we sell the Cape Agamemnon or record impairments and affect our ability to comply with our loan covenants and service or refinance our debt.

The market values of drybulk vessels have generally experienced high volatility. The market value of drybulk vessels may continue to fluctuate depending on a number of factors, including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	types, sizes and ages of vessels;

•	supply of and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations;

•	the need to upgrade vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise; and

•	competition from other shipping companies and other modes of transportation

If the market value of the Cape Agamemnon deteriorates significantly, we may be required to record an impairment charge in our financial statements. Furthermore, if the current charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continuing to incur costs to maintain the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a reasonable price however could result in a loss. A decline in the market value of the Cape Agamemnon could also lead to a default under our credit facilities, limit our ability to obtain additional financing and service or refinance our debt. If any of these circumstances were to happen, our business, financial condition, results of operation, cash flows and ability to make distributions may be adversely affected.

The M/V Cape Agamemnon is currently chartered at rates that are at a substantial premium to the spot and period markets. The loss of this charter could result in a significant loss of expected future revenues and cash flows.

The M/V Cape Agamemnon is currently under a ten-year time charter to COSCO Bulk Carrier Co. Ltd. (“COSCO”) a member of the China Ocean Shipping (Group) Company (“COSCO Group”) and one of the largest drybulk charterers globally. The charter commenced in July 2010 and was amended in November 2011. The earliest expiry date under the charter is June 2020. Since the charter was amended in November 2011, the gross charter rate is a flat rate of $42,200 per day.

We currently maintain insurance to protect us against the loss of income that would result from COSCO’s failure or refusal to pay hires under the time charter agreement. Under our revenue protection insurance, our insurer has agreed to pay us a maximum amount of $25,000 per day for each day of loss, defined as the difference between the hire contractually payable under the charter and the replacement hire earned or that could be earned by us during the policy period expiring on July 30, 2020. Replacement hires are defined as the greater of the actual hires earned during the policy period and the average hire rate that the M/V Cape Agamemnon is capable of earning, as determined by three independent shipbrokers. The revenue protection insurance is renewed annually. There is no guarantee that we will be able to renew and maintain this insurance.

COSCO Group has faced financial difficulties. Its listed affiliate China COSCO Holdings announced a profit of Rmb 3.4bn (approximately $0.5bn) for the first six months of 2017, compared with a loss of Rmb 6.7bn in the same period last year. We could lose this charterer or the benefits of the charter if, among other things:

•	the charterer is unable or unwilling to perform its obligations under the charter, including the payment of the agreed rates in a timely manner;

•	the charterer faces financial difficulties forcing it to declare bankruptcy, to restructure its operations or to default under the charter;

•	the charterer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the charterer seeks to re-negotiate the terms of the charter agreement due to prevailing economic and market conditions or due to continued poor performance by the charterer;

•	the charterer exercises certain rights to terminate the charter;

•	the charterer terminates the charter because we fail to comply with the terms of the charter, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter;

•	a prolonged force majeure event affecting the charterer, including war or political unrest, prevents us from performing services for that charterer; or

•	the charterer terminates the charter because we fail to comply with the safety and regulatory criteria of the charterer or the rules and regulations of various maritime organizations and bodies.

In the event we lose the benefit of the charter with COSCO prior to its expiration date, we would have to re-charter the vessel at the then prevailing charter rates. If that were to happen and insurance cover were to be unavailable or insurance payout were to be insufficient to cover our loss for any reason, this could materially and adversely affect our business, financial condition, results of operations, cash flows and our ability to make distributions and service or refinance our debt.

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

A significant number of the port calls made by Capesize bulk carriers involve the loading or discharging of raw materials in ports in Asia, particularly China, Japan and India. In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main force driving demand for drybulk vessels. If economic growth declines in China, Japan, India and other countries in Asia, we may face decreases in drybulk trade and demand. For example, the recent slowdown of the Chinese economy has adversely affected demand for capesize bulk carriers. Moreover, slowdowns in the United States or the economies of the European Union, as have occurred recently, may adversely affect economic growth in China, Japan, India and other Asian countries. A negative change in economic conditions in any Asian country, particularly China, Japan or India, could reduce demand for capesize bulk carriers and, as a result, charter rates and affect our ability to re-charter the M/V Cape Agamemnon at a profitable rate or at all and have a material adverse effect on our business, financial position, results of operations, cash flows and ability to make cash distribution and service or refinance our debt.

An oversupply of drybulk vessel capacity may lead to reductions in charter rates and profitability.

The number of drybulk vessels on order as of December 2017 was estimated by market sources to be approximately 9.3% of the then-existing global drybulk fleet in dwt terms, with deliveries expected mainly during the next 24 months, although available data with regard to cancellations of existing newbuild orders or delays in newbuild deliveries are not always accurate or may not be readily available.

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

We employ the M/V Cape Agamemnon in the highly competitive drybulk market, which is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of which have substantially larger fleets of drybulk vessels or greater resources than we currently have or will have in the future. Competition for the transportation of drybulk cargo by sea is intense and depends on price, charterer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel. In this highly fragmented market, companies operating larger fleets, as well as competitors with greater resources, may be able to offer lower charter rates than ours, which could have a material adverse effect on our ability to charter out the M/V Cape Agamemnon and, accordingly, its profitability.

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

The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates and profitability and demand for our vessels depends on a range of factors, including demand for the shipment of cargoes in containers. Containership charter rates peaked in 2005 but have declined sharply since then. Container charter rates remained at or close to historical lows in the beginning of 2017 and have since experienced modest improvement but remain overall below historical averages.

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

Containership charter rates depend upon a range of factors, including changes in the supply and demand for ship capacity and changes in the supply and demand for major products transported by containerships. Demand for containerships and profitability of the container business have been affected negatively by a large order book of new containership vessels, including “ultra large container vessels”. Since the second half of 2015, a slowdown in demand in certain key container trade routes, including the Asia to Europe route, at a time of increased vessel supply has resulted in an increase of the idle container fleet. The percentage of the worldwide fleet remaining idle reached 7.1% at the end of 2016. Since then, the percentage of the idle container fleet has gradually reduced to 2.0% as of the end of 2017.

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

If the charter market is depressed when time charters for our containerships expire, we may be forced to re-charter our containerships at reduced or even unprofitable rates, or we may not be able to re-charter them at all, which may reduce or eliminate our earnings or make our earnings volatile and materially and adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

An oversupply of containership capacity may prolong or depress current charter rates and adversely affect our ability to re-charter our existing containerships at profitable rates or at all.

From 2005 through the first quarter of 2010, the size of the containership order-book was at historically high levels. Although the container order-book declined compared to previous years, the order-book still represented 13.4% of the existing fleet as at the end of 2017. Deliveries of vessels ordered will significantly increase the size of the container fleet over the next two to three years.

An oversupply of newbuilding vessels and/or re-chartered or idle containership capacity entering the market, combined with any further decline in the demand for containerships, may further depress charter rates and may decrease our ability to re-charter our containerships other than for reduced rates or unprofitable rates or to re-charter our containerships at all, which may materially and adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

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

If our container carrier vessel charterers do not fulfill their obligations to us, or if they are unable to honor their obligations, our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt may be adversely affected.

Our ten container carrier vessels are currently under charters with Hyundai Merchant Marine Co. Ltd. (“HMM”), CMA CGM Group (“CMA CGM”) and Pacific International Lines (PTE) Ltd Singapore (“PIL”). Currently we have only short-term charters at market rates with PIL.

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

Furthermore, the surplus of containerships available at lower charter rates and lack of demand for our charterers’ liner services could negatively impact our charterers’ willingness to perform their obligations under our time charters that provide for charter rates above current market rates.

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

CMA-CGM, the charterer of three of our container vessels, was under financial stress in 2016, in part following its acquisition of Neptune Orient Lines Limited (NOL) and reported a $427.4 million net loss for the twelve-month period ended December 31, 2016.

If one of our charterers defaults on our time charters for any reason, we may be unable to redeploy the vessel previously employed by such charterer on similarly favorable or on competitive terms or at all. Also, we will incur expenses to maintain and insure the vessel but will not receive any revenue if a vessel remains idle before being re-chartered. A variety of factors, including containership overcapacity and the expected increase in the world containership fleet over the next few years, may make it difficult for us to secure substitute employment, and any new charter arrangements may be at significantly lower rates.

A failure of our charterers to comply with the terms of their respective charters, and our inability to replace such charters at minimum charter rates and maintain minimum financial ratios may result in an event of default under our credit facilities. The loss of our charterers or a decline in payments under our time charters could have a material adverse effect on our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt.

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

In the event we lose the benefit of the charters with HMM or CMA CGM prior to their respective expiration date, we would have to re-charter the vessels at the then prevailing charter rates. In such event, we may not be able to obtain competitive or profitable rates for these vessels or we may not be able to re-charter these vessels at all and our business, financial condition, results of operation, cash flows and ability to make distribution and service or refinance our debt may be materially and adversely affected.

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

Our containerships are deployed on routes involving containerized trade in and out of emerging markets, and our charterers’ container shipping and business revenue may be derived from the shipment of goods from Asia to various overseas export markets, including the United States and Europe. Increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, particularly the Asia-Pacific region, (ii) the length of time required to transport goods and (iii) the risks associated with exporting goods. Such increases may further reduce the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs which may adversely affect the business of our charterers. Any reduction in or hindrance to the output of Asia-based exporters could have a material adverse effect on the growth rate of Asia’s exports and on our charterers’ business, which may in turn affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

Furthermore, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and containing capital outflows. These policies may have the effect of reducing the supply of goods available for exports and the level of international trading and may, in turn, result in a decrease in demand for container shipping.

For example, starting in August 2014, China imposed a new tax for non-resident international transportation companies engaged in the provision of services in and out of China using their own or chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The new regulation broadens the range of international transportation companies that may become subject to Chinese corporate income tax on profits generated from international transportation services passing through Chinese ports. This tax or other similar regulations by China may result in an increase in the cost of imports to China, as well as a decrease in the quantity of goods to be shipped by our charterers to China. This could have an adverse impact on our charterers’ business, operating results and financial condition and could affect their willingness to renew or enter into their time charters with us.

In addition, reforms in China for a gradual shift to a “market economy” including with respect to the prices of certain commodities, are unprecedented or experimental and may be subject to revision, change or abolition and if these reforms are reversed or amended, the level of imports to and exports from China could be adversely affected.

Any new or increased trade barriers or restrictions on trade would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. Such adverse developments could in turn have a material adverse effect on our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt.

Containership values have been volatile over the last five years. Containership values may decrease and over time may fluctuate substantially, which may cause us to recognize losses if we sell our container vessels or record impairments and affect our ability to comply with our loan covenants or refinance our debt.

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

In addition, fire sales of vessels by some of our competitors, other fleet-owners that may be in distress or commercial banks foreclosing on collateral from time to time could, among other consequences, drive down vessel values.

If the market values of our vessels deteriorate further, we may be required to record an impairment charge in our financial statements. Furthermore, if a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, we may seek to dispose of it. Our inability to dispose of one or more of the containerships at a reasonable price however could result in a loss. A further decline in the market value of our vessels could also lead to a default under our credit facilities and limit our ability to obtain additional financing and service or refinance our debt. If any of these circumstances were to happen, our business, financial condition, results of operation, cash flows and ability to make distributions may be materially and adversely affected.

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

Containership charters are awarded based upon a variety of factors related to the vessel owner, including, among other things:

•	shipping industry relationships and reputation for charterer service and safety;

•	container shipping experience and quality of vessel operations, including cost effectiveness;

•	quality and experience of seafaring crew;

•	the ability to finance containerships at competitive rates and the vessel owner’s financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new vessel according to charterer’s specifications;

•	willingness to accept operational risks under the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

Competition for providing containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent charter owners and indirect competition from state-sponsored and other major entities with their own fleets. Some of our competitors have significantly greater financial resources than we do and can operate larger fleets and may be able to offer better charter rates. An increasing number of marine transportation companies have entered the containership sector, including many with strong reputations and extensive resources and experience in the marine transportation industry. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing charterers or to develop relationships with new charterers on a profitable basis, if at all, which could harm our business, financial condition, results of operations, cash flows and ability to make cash distributions and to service or refinance our debt.

If a more active short-term or spot containership market develops, we may have more difficulty entering into medium- to long-term, fixed-rate time charters and our existing charterers may begin to pressure us to reduce our charter rates.

One of our principal strategies is to enter into medium- to long-term, fixed-rate time charters. As more containerships become available for the short-term or spot market, we may have difficulty entering into additional medium- to long-term, fixed-rate time charters for our vessels due to the increased supply of vessels and possibly lower rates in the spot market. As a result, our cash flows may be subject to instability in the long term. Currently, two of our container vessels are chartered for less than two years. A more active short-term or spot containership market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flows in periods when the market price for vessels is depressed or insufficient funds to cover our financing costs for related vessels. In addition, the development of an active short-term or spot containership market could affect rates under our existing time charters as our current charterers may begin to pressure us to reduce our rates.

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

We may not be able to grow or to effectively manage our growth.

Our future growth will depend upon a number of factors, some of which we cannot control. These factors include, among other things, our ability to:

•	capitalize on opportunities in the crude and product tanker, drybulk and container markets by fixing period charters for our vessels at attractive rates;

•	obtain required financing for existing and new operations, including refinancing of indebtedness, and access to capital markets, including equity and debt capital markets;

•	identify businesses engaged in managing, operating or owning vessels for acquisitions or joint ventures;

•	identify vessels and/or shipping companies for acquisitions;

•	integrate any acquired businesses or vessels successfully with existing operations;

•	hire, train and retain qualified personnel to manage, maintain and operate our business and fleet;

•	identify additional new markets;

•	improve operating and financial systems and controls;

•	complete accretive transactions in the future; and

•	maintain our commercial and technical management agreements with Capital Maritime or other competent managers.

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

Failure to effectively identify, purchase, develop, employ and integrate any vessels or businesses could negatively affect our competitiveness, which in turn could adversely affect our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt.

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

Furthermore, we expect that as the fixed fee management agreement expires for the two remaining vessels to which it currently applies or as we acquire new vessels, these vessels will be managed under floating fee management agreements on terms similar to those currently in place. The level of our operating costs is likely to be more volatile under floating fee arrangements than under fixed fee arrangements. In particular, any increase in the costs and expenses associated with the provision of our Manager’s services, by reason, for example, of the condition and age of our vessels, costs of crews for our time chartered vessels and insurance, will be borne by us.

The payment of fees to Capital Ship Management and compensation for expenses and liabilities incurred on our behalf, as well as the costs associated with future drydockings and/or intermediate surveys on our vessels, which can be significant, may adversely affect our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt.

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

Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay, or set aside for payment, full distributions on our Class B Units. As of December 31, 2017, there were 12,983,333 Class B Units issued and outstanding. The minimum quarterly distribution on our Class B Units is $0.21375 per unit, which is equal to $0.86 per unit per year, until May 22, 2022 and will thereafter increase to a rate that is 1.25 times the then applicable distribution rate on May 22, 2022, and continue to increase quarterly at a rate of 1.25 times the prior quarterly distribution rate, subject to certain adjustments and a limit of $0.33345 per Class B Unit, which is equal to $1.3338 per unit per year. Among other consequences, if we fail to pay the minimum Class B Unit distribution for six or more quarters, the holders of the Class B Units will have the right to appoint a director to our board of directors and, if such arrearages exist after March 1, 2018, to replace the directors appointed by our General Partner, in each case by the affirmative vote of the holders of a majority of the Class B Units.

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

Our common units are equity interests and do not constitute indebtedness. Our common units rank junior to all indebtedness and other non-equity claims on us with respect to the assets available to satisfy claims, including in a liquidation of the Partnership. Additionally, holders of our common units are subject to the prior distribution and liquidation rights of any holders of the Class B Units and any other preferred units we may issue in the future. Therefore, we are prohibited from making distributions on our common units under our partnership agreement until all accrued and unpaid distributions are paid on the Class B Units.

Our board of directors is authorized to issue additional classes or series of preferred units without the approval or consent of the holders of our common units. In addition, holders of the Class B Units have the right to convert all or a portion of their Class B Units at any time into common units. As of December 31, 2017, there were 12,983,333 Class B Units issued and outstanding.

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

As a result of this practice, we have become significantly more reliant on our ability to obtain required financing and access the financial markets to fund our replacement capital expenditures from time to time. If this practice continues and external funding is not available to us for any reason, our ability to acquire new vessels or replace a vessel in our fleet to maintain our asset base and our income generating capacity may be significantly impaired, which would negatively affect our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

As our vessels come up for their scheduled drydockings the number of off-hire days of our fleet will increase and we will incur expenses related to the drydockings and as a result our cash available for distribution to our unitholders may decrease.

Once one of our vessels is drydocked, it is automatically considered to be off-hire for the duration of the special or intermediate survey and associated drydocking, which means that for such period of time that vessel will not be earning any revenues. None of our vessels was drydocked in 2017. Five of our vessels are scheduled to be drydocked in 2018.

During the drydocking of our vessels, we may incur or may be obligated to reimburse our manager for certain costs, including, among other things, the installation of the ballast water treatment system for vessels.Consequently, as scheduled drydockings for our vessels approach, the number of off-hire days of our fleet and operating expenses increase, which may materially affect our cash available for distribution to our unitholders. In addition, we may decide to put any of our vessels into drydock before the scheduled drydocking date in anticipation of regulatory changes, opportunities in the charter market or if we deem that, due to the position of the vessel, it will be less costly to put the vessel into drydock at the time.

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

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss, which could negatively impact our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia and the Red Sea. Although the frequency of sea piracy worldwide has decreased in recent years, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea.

If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones or Joint War Committee “war and strikes” listed areas, premiums payable for insurance coverage for our vessels could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred due to the deployment of onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. We may not be adequately insured to cover aspects of loss from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to make cash distributions and service or refinance our debt, as well as result in increased costs and decreased cash flows to our charterers impairing their ability to make payments to us under our charters.

Increases in fuel prices could adversely affect our profits.

When our vessels are trading on period charters, our charterers are responsible for the cost of fuel in the form of bunkers. However if we trade our vessels in the spot market or they are off-hire or during the vessels’ drydocking, we are responsible for the cost of bunkers consumed, which can be a significant vessel expense. Spot charter arrangements generally provide that the vessel owner, or pool operator where relevant, bear the cost of fuel. Because we do not intend to hedge our fuel costs, an increase in the price of fuel beyond our expectations may adversely affect our profitability, cash flows and ability to pay cash distributions and service or refinance our debt. The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments, supply and demand for oil and gas, actions by members of the Organization of the Petroleum Exporting Countries (also known as OPEC) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Changes in the actual price of fuel at the time the charter is to be performed could result in the charter being performed at a significantly greater cost than originally anticipated and may result in losses or diminished profits.

In addition, the International Maritime Organization confirmed in October 2016 that a global 0.5% sulphur cap on marine fuels will come into force on January 1, 2020, as stipulated in 2008 amendments to Annex VI to the International Convention for the Prevention of Pollution from ships (“MARPOL”). See “—Risks Inherent in Our Operations—The maritime transportation industry is subject to substantial environmental and other regulations and international standards, which may significantly limit our operations or increase our expenditures”. A potential shortage of low sulphur marine fuels could drive prices upwards, which could adversely affect our profit margins if our vessels are being chartered on the spot market or are off-hire or the profit margins of our charterers.

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

Matters Related to Investigations of Greek Professional Football (Soccer).

Since 2011, Greek authorities have investigated allegations of match-fixing and other improprieties related to professional football in Greece. Mr. Evangelos M. Marinakis, our former chairman and the founder and current chairman of Capital Maritime, together with a number of other individuals, were identified as subjects of these investigations. Mr. Marinakis has been the principal owner of Olympiacos, a Greek professional football team, since January 2011 and has served as President of Olympiacos since December 2010. In June 2015, the judge in charge of the investigations provisionally ordered Mr. Marinakis to report periodically to a police station, deposit €200,000 as security and refrain from football-related activities pending determination of the charges. Mr. Marinakis has advised us that he cooperated with the investigations and denies any wrongdoing.

Mr. Marinakis has advised us that, in November 2017, the judicial council of the Court of Appeals (the “judicial council”) indicted him, together with 27 other individuals, for the charge of match-fixing in respect of two soccer matches, as well as, together with seven other individuals, for the attendant charge of joint criminal enterprise, while unanimously dropping all other charges that had previously been investigated. The judicial council unanimously rejected imposing provisional custody on Mr. Marinakis; however, the provisional measures described above continue to apply. The judicial council’s decision was appealed by the Supreme Court deputy public prosecutor in December 2017. If the appeal is successful the judicial council will re-examine all charges de novo. None of the potential sentences that the charges carry would require Mr. Marinakis to dispose of his ownership interest in Capital Maritime or us.

Capital Maritime has advised us that it is unable to assess what, if any, reputational and other harm Capital Maritime and we may suffer as a result of the proceedings described above. For more information on the risks arising from our relationship with Capital Maritime, see “Item 3.D—Risk Factors—Risk inherent in our operations—We depend on Capital Maritime and its affiliates to assist us in operating and expanding our business. If Capital Maritime is materially adversely affected by market fluctuations, and risks or suffers material damage to its reputation, its ability to comply with the terms of its charters with us or provide us with the necessary level of services to support and expand our business may be negatively affected.”

The vessels that we have acquired or may acquire in the future, from Capital Maritime or third parties, may not meet our design or cost savings expectations.

Since 2015 we have acquired or agreed to acquire eight vessels from our sponsor Capital Maritime, comprising three newbuild Daewoo eco-flex containerships, one Aframax crude oil tanker and four newbuild Samsung eco medium range product tankers. These vessels incorporate many technological and design features, such as new hull and propulsion designs, energy saving devices, de-rated electronic engines and other equipment not previously tested on our other vessels. Certain of these vessels were also constructed at shipyards and by vessel construction firms with which we have not previously worked. While we expect that vessels with such features will generate increased cost savings and, in turn, increase demand for our charters, there is no assurance that they will do so. For example, if the current trend of decreased costs for oil and bunkers were to continue, it could substantially reduce the cost savings these vessels are expected to deliver to our charterers. If they do not generate the cost reduction benefits that we anticipate, competition from vessels without these features, but with lower charter rates, could adversely affect the amount of charter hire payments we receive for the vessels and, in turn, our return on investment on such vessels. As a result, our business, financial condition, results of operations, cash flows, and ability to make distributions and service or refinance our debt could be adversely affected.

We rely on information systems to conduct our business, and failure to protect these systems against security breaches could have a material adverse impact on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

The efficient operation of our business is dependent on information technology systems and networks, which are provided by our Manager. Our operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety or operation of our vessels, or lead to unauthorized release of information or alteration of information on our systems. Any such attack or other breach of our information technology systems could have a material adverse impact on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

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

However, asset impairments, financial stress, enforcement actions and credit rating pressures experienced in recent years by financial institutions, in particular in the wake of the 2008 financial crisis, combined with a general decline in the willingness of financial institutions to extend credit to the shipping industry due to depressed shipping rates and the deterioration of asset values that have led to losses in many banks’ shipping portfolios, as well as changes in overall banking regulations (including, for example, Basel III) have severely constrained the availability of credit supply for shipping companies such as us. For example, following heavy losses in its shipping portfolio and at the EU Commission’s behest, one of our main lenders, state-backed HSH Nordbank AG (“HSH”), must be privatized or mandatorily wound down.

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

As a result, our ability to obtain financing to fund capital expenditures, acquire new vessels or refinance our existing indebtedness is and may continue to be limited. If we are unable to obtain additional financing or issue further equity or debt securities, our ability to fund current and future obligations may be impaired. In addition, restrictions in the availability of credit supply may result in higher interest costs, which would reduce our available cash for distributions. Any failure to obtain funds for necessary future capital expenditures, to grow our asset base or, in time, to refinance our existing indebtedness on terms that are commercially acceptable could have a material adverse impact on our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt, and could cause the market price of our common units to decline.

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

As of December 31, 2017, our total debt was $475.8 million, consisting of (i) $460.0 million outstanding under our 2017 credit facility and (ii) $15.8 million outstanding under the 2015 credit facility. Please see “Item 5.B. Liquidity and Capital Resources—Borrowings—Our Credit Facilities” for further information on our existing facilities.

Our 2017 credit facility is amortizing and is comprised of two tranches. Tranche A, amounting to $259.0 million, is secured by 11 of our vessels and is required to be repaid in 24 equal quarterly instalments of $4.8 million in addition to a balloon instalment of $143.0 million, which is payable together with the final quarterly instalment in the fourth quarter of 2023. Tranche B, amounting to $201.0 million, is secured by 24 of our vessels and is required to be repaid fully in 24 equal quarterly instalments of $8.4 million with the final quarterly instalment in the fourth quarter of 2023. The loans drawn under the 2017 credit facility bear interest at LIBOR plus a margin of 3.25%.

As of December 31, 2017, the principal repayment schedule under our existing credit facilities was as follows:

Facility	(Expressed in millions of United States Dollars)
	2018	2019	2020	2021	2022	2023	Total
2017 Credit Facility(1)	66.5	51.7	51.7	51.7	51.7	186.7	460.0

2015 Credit Facility	0.3	1.3	1.3	1.3	11.6	—	15.8

Total	66.8	53.0	53.0	53.0	63.3	186.7	475.8

(1)	The principal repayment schedule of the 2017 credit facility reflects the estimated partial prepayment of $14.8 million of Tranche A in connection to the sale of the M/T Aristotelis in 2018.

On January 17, 2018, we acquired the eco-type crude tanker “Aristaios” for a total consideration of $52.5 million from Capital Maritime. We funded the acquisition through available cash and the assumption of a $28.3 million term loan under a credit facility (the “Aristaios credit facility”) previously arranged by Capital Maritime with Credit Agricole Corporate and Investment Bank and ING Bank NV. The term loan bears interest at LIBOR plus a margin of 2.85% and is payable in twelve consecutive semi-annual instalments of approximately $0.9 million beginning in July 2018, plus a balloon payment payable together with the last semi-annual instalment due in January 2024.

In addition, on January 22, 2018, we agreed to acquire, subject to the successful completion of the sale of the M/T Aristotelis, the eco-type MR product tanker M/T Anikitos for a total consideration of approximately $31.5 million from Capital Maritime. We intend to fund the acquisition of the M/T Anikitos with the net proceeds to be received from the sale of the M/T Aristotelis, available cash and the assumption of a term loan under a credit facility previously arranged by Capital Maritime with ING Bank NV in a principal amount equal to approximately 50% of the vessel’s charter free market value at the time of the dropdown. The term loan is non-amortizing for a period of two years from the anniversary of the dropdown with an expected final maturity date in June 2023 and bears interest at LIBOR plus a margin of 2.50%.

Our leverage and debt service obligations could have a significant impact on our operations, including the following:

•	amortization expenses under our existing credit facilities may restrict our ability to pay cash distributions to our unitholders, to manage ongoing business activities and to pursue new acquisitions, investments or capital expenditures;

•	our indebtedness will have the general effect of reducing our flexibility to react to changing business and economic conditions and, therefore, may pose substantial risks to our business and our unitholders;

•	in the event that we are liquidated, any of our senior or subordinated creditors and any senior or subordinated creditors of our subsidiaries will be entitled to payment in full prior to any distributions to our unitholders;

•	our ability to secure additional financing, or to refinance our credit facilities, may be substantially restricted by the existing level of our indebtedness and the restrictions contained in our debt instruments;

While our leverage is significant, if future cash flows are insufficient to fund capital expenditures and other expenses or investments, we may need to incur further indebtedness. See “Risks Related to Our Business and Operations—Since 2011, our board of directors has elected not to deduct cash reserves for estimated replacement capital expenditures from our operating surplus. If this practice continues, our asset base and the income generating capacity of our fleet may be significantly affected.”

Any of the risks described above may have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions and to service or refinance our debt.

Our credit facilities contain, and we expect that any new or amended credit facilities we may enter into will contain, restrictive covenants, which may limit our business and financing activities, including our ability to make cash distributions.

Operating and financial restrictions and covenants under our credit facilities and any new or amended credit facility we enter into in the future could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, our credit facilities require the consent of our lenders to, or limit our ability to, among other things:

•	incur or guarantee indebtedness;

•	mortgage, charge, pledge or allow our vessels to be encumbered by any maritime or other lien or any other security interest of any kind except in the ordinary course of business;

•	change the flag, class, management or ownership of our vessels;

•	change the commercial and technical management of our vessels;

•	sell or change the beneficial ownership or control of our vessels; and

•	subordinate our obligations thereunder to any general and administrative costs relating to our vessels, including fees payable under the management agreements.

Our credit facilities also require us to comply with the International Safety Management Code and to maintain valid safety management certificates and documents of compliance at all times. In addition, our credit facilities require us to comply with certain financial covenants:

•	to maintain minimum free consolidated liquidity of at least $500,000 per collateralized vessel;

•	to maintain a ratio of EBITDA (as defined in each credit facility) to net interest expense of at least 2.00 to 1.00 on a trailing four-quarter basis; and

•	not to exceed a specified maximum leverage ratio in the form of a ratio of total net indebtedness to (fair value adjusted) total assets of 0.750 in the case of our 2017 credit facility and a ratio of total net indebtedness to the market value of the vessel of 0.725 (in the case of the 2015 credit facility and the Aristaios facility).

In addition, our credit facilities require that we maintain a minimum security coverage ratio, usually defined as the ratio of the market value of the collateralized vessels or vessel and net realizable value of additional acceptable security to our outstanding loans under the credit facility. The security coverage ratio is 125% under our 2017 credit facility, 125% (as long as the vessel is under charter with Tesoro Far East Maritime Company (“Tesoro”)) and 140% (at all other times) under the Aristaios credit facility and 120% under the 2015 credit facility.

Our ability to comply with the covenants and restrictions contained in our credit facilities may be affected by events beyond our control, including prevailing economic, financial and industry conditions, interest rate developments, changes in the funding costs of our banks and changes in vessel earnings and asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, or if we trigger a cross-default currently contained in our credit facilities, we may be forced to suspend our distributions, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment (if any) to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios described above. The global economic downturn that occurred within the past several years, depressed shipping markets, lack of capital in the industry and prolonged overcapacity had an adverse effect on vessel values. If the estimated asset values of our vessels decrease, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt.

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

Under our credit facilities, we are required to make quarterly amortization payments and an additional balloon payment upon maturity. Please see “Item 5.B. Liquidity and Capital Resources—Borrowings—Our Credit Facilities” and “—Risks Relating to Financing Activities—We have incurred significant indebtedness, which could adversely affect our ability to finance our operations, refinance our existing indebtedness, pursue desirable business opportunities, successfully run our business or make cash distributions” for further information on our credit facilities.

To the extent that cash flows are insufficient to make required service payments under our credit facilities or asset cover is inadequate due to a deterioration in vessel values, we will need to refinance some or all of our credit facilities, replace them with alternate credit arrangements or provide additional security. We may not be able to refinance or replace our credit facilities or provide additional security at the time they become due.

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

If we are in breach of any of the terms of our credit facilities, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitments to make further loans to us, if any, may terminate. This can adversely affect our ability to execute our business strategy or make cash distributions.

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

Our payment of interest and principal on our debt may reduce cash available for distribution on our units. In addition, our credit facilities prohibit the payment of distributions if we are not in compliance with certain financial covenants or security coverage ratios or upon the occurrence of any other event of default.

Events of default under our credit facilities include:

•	failure to pay principal or interest when due;

•	breach of certain undertakings, negative covenants and financial covenants contained in the credit facility, any related security document or guarantee or the interest rate swap agreements, including failure to maintain unencumbered title to any of the vessel owning subsidiaries or any of the assets of the vessel-owning subsidiaries and failure to maintain proper insurance;

•	any breach of the credit facility, any related security document or guarantee or the interest rate swap agreements (other than breaches described in the preceding two bullet points) if, in the opinion of the lenders, such default is capable of remedy and continues unremedied following prior written notice of the lenders for a period of 14 days;

•	any representation, warranty or statement made by us in the credit facility or any drawdown notice thereunder or related security document or guarantee or the interest rate swap agreements is untrue or misleading when made;

•	a cross-default of our other indebtedness of $5.0 million or greater;

•	we become, in the reasonable opinion of the lenders, unable to pay our debts when due;

•	any of our or our subsidiaries’ assets are subject to any form of execution, attachment, arrest, sequestration or distress in respect of a sum of $5.0 million or more that is not discharged within 10 business days;

•	an event of insolvency or bankruptcy;

•	cessation or suspension of our business or of a material part thereof;

•	unlawfulness, non-effectiveness or repudiation of any material provision of our credit facility, of any of the related finance and guarantee documents or of our interest rate swap agreements;

•	failure of effectiveness of security documents or guarantee;

•	our common units cease to be listed on the Nasdaq Global Select Market or on any other recognized securities exchange;

•	any breach under any provisions contained in our interest rate swap agreements, if we decide to enter into such agreements in the future;

•	termination of any interest rate swap agreements or an event of default thereunder that is not timely remedied, if we decide to enter into such agreements in the future;

•	invalidity of a security document in any material respect or if any security document ceases to provide a perfected first priority security interest;

•	failure by key charter parties, such as HMM, CMA CGM, Petróleo Brasileiro S.A. (“Petrobras”), and Capital Maritime or other charterers we may have from time to time, to comply with the terms of their charters to the extent that we are unable to replace the charter in a manner that meets our obligations under the facilities; or

•	any other event that occurs or circumstance that arises in light of which the lenders reasonably consider that there is a significant risk that we will be unable to discharge our liabilities under the credit facility, related security and guarantee documents or interest rate swap agreements.

Certain dealings in connection with sanctioned countries could also trigger a mandatory prepayment event. See “—Risk Inherent in Our Operations—Our vessels may be chartered or sub-chartered to parties, or call on ports, located in countries that are subject to restrictions and sanctions imposed by the United States, the European Union and other jurisdictions.”

We anticipate that any subsequent refinancing of our current debt or any new debt could have similar or more onerous restrictions. Please see “Item 5.B. Liquidity and Capital Resources—Borrowings—Our Credit Facilities” for further information on our existing facilities.

RISKS INHERENT IN OUR OPERATIONS

We currently derive all of our revenues from a limited number of charterers and the loss of any charterer or charter or vessel could result in a significant loss of revenues and cash flows.

We have derived, and expect that we will continue to derive, all of our revenues and cash flows from a limited number of charterers. For the year ended December 31, 2017, our charterers who individually accounted for more than 10% of total revenues were Petrobras, Capital Maritime, HMM and CMA CGM who accounted for 19%, 18%, 18% and 17% of our revenues, respectively. For the year ended December 31, 2016, HMM, Petrobras, CMA CGM and Capital Maritime accounted for 19%, 18%, 17% and 15% of our revenues, respectively. For the year ended December 31, 2015, Capital Maritime and HMM accounted for 29% and 21% of our revenues, respectively.

We could lose a charterer, including charterers who individually account for more than 10% of our total revenues or the benefits of some or all of our charters, including in the following circumstances:

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

A number of our charterers, including Capital Maritime, are private companies and we may have limited access to their financial affairs, which may result in us having limited information on their financial strength and ability to meet their financial obligations. In addition, some of our charterers including HMM, Petrobras and CMA-CGM have been reported to be under significant financial pressure. Please read “Item 4B: Business Overview—Our Charterers” and “—Our Charters” for further information on our charterers. See also “—Risks Related to the Container Carrier Industry—Many of our container vessels are under time charters at rates that are at a substantial premium to the spot and period markets, and our charterers’ failure to perform under our time charters could result in a significant loss of expected future revenues and cash flows.”

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

If a charterer exercises its right to purchase a vessel, we would not receive any further revenue from the vessel and may be unable to obtain a substitute vessel and charter. Any replacement newbuilding would not generate revenues during its construction, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter. Any compensation under our charters for a purchase of the vessels may not adequately compensate us for the loss of the vessel and related time charter. The loss of any of our charterers, time or bareboat charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt.

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

As of December 31, 2017, eight of our 36 vessels were under charter or were expected to commence charters with Capital Maritime. In the future we may enter into additional contracts with Capital Maritime to charter our vessels as they become available for re-chartering. Capital Maritime is subject to the same risks and market fluctuations as all other charterers. In the event that Capital Maritime is affected by a market downturn and limited availability of financing, it may default under its charters with us, which would materially adversely affect our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt.

In addition, pursuant to our management and administrative services agreements between us and Capital Ship Management, Capital Ship Management provides significant commercial and technical management services (including the commercial and technical management of our vessels, class certifications, vessel maintenance and crewing, purchasing and insurance and shipyard supervision), as well as administrative, financial and other support services to us. Please read “Item 4B: Business Overview—Our Management Agreements” for a description of all our management agreements. Our operational success and ability to execute our growth strategy will depend significantly upon Capital Ship Management’s satisfactory performance of these services. In the event that Capital Maritime is materially affected by a market downturn and cannot support Capital Ship Management, and Capital Ship Management fails to perform these services satisfactorily or cancels or materially amends either of these agreements, or if Capital Ship Management stops providing these services to us, this could adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions and service our debt.

Our ability to enter into new charters and expand our relationships with charterers will depend largely on our ability to leverage our relationship with Capital Maritime and its reputation and relationships in the shipping industry, including its ability to qualify for long-term business with certain oil majors. If Capital Maritime suffers material damage to its reputation, justifiably or not, or relationships, for example, as a result of Capital Maritime or its owners, directors or employees failing to comply with applicable law or regulation or as a result of the circumstances described in “—Risks Related to our Business and Operations—Matters Related to Investigations of Greek Professional Football (Soccer),” it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing on commercially acceptable terms or access capital markets; or

•	maintain satisfactory relationships with suppliers and other third parties.

Finally, we may also contract with Capital Maritime for it to have newbuildings constructed on our behalf and to incur the construction-related financing, and we would purchase the vessels on or after delivery based on an agreed-upon price. If Capital Maritime is unable to meet the payments under any such contract we enter into, it could have a material adverse effect on our business, financial condition, results of operations and cash flows and our ability to make cash distributions or service or refinance our debt.

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

Shipping, and especially crude oil, refined product and chemical tankers have been, and will remain, heavily regulated. The so-called “oil majors” companies, together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (terminals) of crude oil and refined products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, additional factors are considered when awarding such contracts, including:

•	office assessments and audits of the vessel operator;

•	the operator’s environmental, health and safety record;

•	compliance with the standards of the International Maritime Organization;

•	compliance with heightened industry standards that have been set by several oil companies;

•	shipping industry relationships, reputation for customer service, technical and operating expertise;

•	compliance with oil majors’ codes of conduct, policies and guidelines, including transparency, anti-bribery and ethical conduct requirements and relationships with third parties;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

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

As our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters, comply with debt covenants or raise financing. In addition, if we purchase and operate second hand vessels, we will be exposed to increased operating costs, which could adversely affect our earnings.

Our fleet had an average age of approximately 8.4 years as of December 31, 2017. In general, the costs of maintaining a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. In addition, cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Older vessels might also require higher capital expenditure to comply with regulations that came into force after their construction and their values might depreciate faster than more modern vessels. As a result, an ageing fleet might affect our ability to remain in compliance with bank covenants and/or raise financing.

If we purchase secondhand vessels, we will not have the same knowledge about their condition as the knowledge we have about the condition of the vessels that are built for and operated solely by us. Generally, we will not receive the benefit of warranties from the builder for any secondhand vessel that we may acquire.

If we are unable to obtain profitable charters due to an aging fleet, this could adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions and service our debt.

We may not be able to expand the size of our fleet or replace aging vessels in the future, which may affect our ability to pay distributions and service or refinance our debt.

Our ability to expand the size of our fleet or maintain our asset base by replacing aging vessels in the future will depend on our ability to acquire new vessels on favorable terms. Depending on our ability to obtain required finance and access financial markets, we expect to enter into agreements with Capital Maritime or other third parties to purchase newly built vessels or other modern vessels (or interests in vessel owning companies). See “—Risks Related to Our Financing Activities—We are reliant on our ability to obtain required financing and access the financial markets. Therefore, we may be harmed by any limitation in the availability of external funding, as a result of a contraction or volatility in bank debt or financial markets or for any other reason. If we are unable to obtain required financing or access the capital markets, we may be unable to grow or maintain our asset base, pursue other potential growth opportunities or refinance our existing indebtedness and —Risk Related to Our Business and Operations—Since 2011, our board of directors has elected not to deduct any replacement capital expenditures from our operating surplus. If this practice continues in the future, our asset base and income generating capacity of our fleet may be significantly affected.”

If Capital Maritime or any third-party seller we may contract with in the future for the purchase of newbuildings fails to make construction payments for such vessels, the shipyard may rescind the purchase contract and we may lose access to such vessels or need to finance such vessels before they begin operating and generating voyage revenues, which could harm our business and our ability to make cash distributions. In addition, the market value of modern vessels or newbuildings is influenced by the ability of buyers to access debt and bank financing and equity capital, and any disruptions to the market and the possible lack of adequate available financing may negatively affect such market values. The failure to effectively identify, purchase, develop, employ and integrate any vessels or businesses could adversely affect our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt.

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

As of December 31, 2017, our fleet consisted of 36 vessels, only eight of which had been part of our initial fleet at the time of our initial public offering (“IPO”). We have financed the purchase of the additional vessels with debt, or partly with debt, cash and/or by issuing additional equity securities. We also acquired additional vessels through the acquisition of Crude Carriers in 2011. If we issue additional common units, Class B Units or other equity securities to finance the acquisition of a vessel or business, your ownership interest in us may be diluted. Please read “Item 3.D: Risk Factors—Risks Inherent in an Investment in Us—We may issue additional equity securities without your approval, which would dilute your ownership interests.”

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

We conduct most of our operations outside of the United States. In particular, we derive a portion of our revenues from shipping oil and oil products from politically unstable regions, and our business, results of operations, cash flows, financial condition and ability to make cash distributions and service or refinance our debt may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks, such as the attacks on the United States on September 11, 2001 and recently in Europe, the recent conflicts in Iraq, Afghanistan, Syria and Ukraine, other current and future conflicts, and the continuing response of the Western countries to these attacks, as well as the threat of future terrorist attacks, continue to contribute to world economic instability and uncertainty in global financial markets. Terrorist attacks could result in increased volatility of the financial markets in the United States and globally, and could negatively impact the U.S. and world economy, potentially leading to an economic recession. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

In the past, political instability has also resulted in attacks on vessels, such as the attack on the M/T Limburg in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. In addition, oil facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil and other refined products to or from certain locations. Any of these occurrences or other events beyond our control that adversely affect the distribution, production or transportation of oil and other refined products to be shipped by us could entitle our charterers to terminate our charter contracts and could have a material adverse impact on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

Furthermore, our operations may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any of these events or circumstances may interfere with the operation of our vessels, which could harm our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of, or limit to trading activities, or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and anti-corruption laws in other applicable jurisdictions.

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act, which became effective on July 1, 2011. The U.K. Bribery Act is broader in scope than the FCPA because it does not contain an exception for facilitating payments (i.e., payments to secure or expedite the performance of a “routine governmental action”) and covers bribes and payments to private businesses as well as foreign public officials. We and our charterers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with such legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business, including our relationships with our charterers, results of operations, cash flows and ability to make cash distributions and service or refinance our debt. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens. Moreover, the compliance and monitoring mechanisms that we have in place, including our Code of Business Conduct and Ethics, which incorporates our anti-bribery and corruption policy, may not adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation.

Our vessels may be chartered or sub-chartered to parties, or call on ports, located in countries that are subject to restrictions and sanctions imposed by the United States, the European Union and other jurisdictions.

Certain countries (including the Crimea region of Ukraine, Cuba, Iran, North Korea, Sudan and Syria), entities and persons are targeted by economic sanctions and embargoes imposed by the United States, the European Union and other jurisdictions, and a number of those countries, currently North Korea, Iran, Sudan and Syria, have been identified as state sponsors of terrorism by the U.S. Department of State. Such economic sanctions and embargo laws and regulations vary in their application with regard to countries, entities or persons and the scope of activities they subject to sanctions. These sanctions and embargo laws and regulations may be strengthened, relaxed or otherwise modified over time.

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

Activities permissible under the JCPOA have not actually been repealed or permanently terminated by the United States at this time. Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions will not be permanently “lifted” under the current U.S. law until at least the earlier of October 18, 2023, and a report from the International Atomic Energy Agency stating that all nuclear material in Iran is being used for peaceful activities. Upon the occurrence of either event, the United States will remove additional Iranian parties from the sanctions lists, and will seek legislative action as may be appropriate to terminate the statutory sanctions covered by the JCPOA. Today, while non-U.S. companies may engage in certain business or trade with Iran that was previously sanctionable, the United States has the ability to re-impose sanctions against Iran if Iran does not comply with its obligations under the nuclear agreement or to impose new sanctions to address different conducts or threats that may be presented by Iran.

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

In order to help maintain our compliance with applicable sanctions and embargo laws and regulations, we monitor and review the movement of our vessels, as well as the cargo being transported by our vessels, on a continuing basis. In 2017, our vessels under time or voyage charter contracts made 1,888 total calls on worldwide ports. None of the vessels in our fleet made any port calls in Cuba, Syria, Crimea or North Korea.

In 2017, vessels owned by CPLP and chartered under time charter parties to Product & Crude Tanker Chartering Inc. (“PCTC”), a subsidiary of CMTC, our sponsor and the sole member of our general partner, made the following port calls to Iran and Sudan: four port calls to Iran to load crude oil, three port calls to Iran to discharge vegetable oils and two port calls to Sudan to discharge palm and vegetable oils. In addition, in 2017, our vessel, the M/T Aiolos, made a port call to Sudan to discharge fuel oil while employed under a voyage charter to an unaffiliated third party.

These port calls represented approximately 0.5% of the total port calls made by all the vessels owned by CPLP in 2017. They each occurred while the respective vessel was chartered out to an unaffiliated charterer or sub-charterer under the instructions of such charterer or sub-charterer. With respect to the vessels chartered out to PCTC, as the vessel owner, we earned revenues at the agreed daily charter rates from PCTC under the applicable time charters. PCTC in turn earned revenues at the agreed freight or hire rate from the sub-charterers that employed the vessels. CPLP’s aggregate revenue attributable to the number of days that our vessels under time charters remained in ports in Iran or Sudan and the port call made by the M/T Aiolos in Sudan described above was approximately $1.5 million, representing approximately 0.6% of our total revenues during the year ended December 31, 2017. We do not attribute profits to specific voyages.

Further, in 2017, vessels owned or chartered-in by CMTC (including the vessels chartered-in from CPLP by PCTC under time charters as described above) made the following port calls to Iran and Sudan: 12 port calls to Iran to load crude oil, five port calls to Iran to discharge vegetable oils, one port call to Sudan to load molasses and two port calls to Sudan to discharge palm and vegetable oils.

These port calls represented 1.7% of the total port calls made by all the vessels owned or chartered-in by CMTC in 2017. They each occurred while the respective vessel was chartered out to an unaffiliated charterer or sub-charterer under the instructions of such charterer or sub-charterer. The aggregate revenue attributable to the number of days that the vessels under time charters remained in ports in Iran or Sudan and port calls in Iran and Sudan made by vessels under voyage charters to unaffiliated charterers or sub-charterers was approximately $35.2 million, representing approximately 10.0% of CMTC’s total revenues during the year ended December 31, 2017. CMTC does not attribute profits to specific voyages.

As part of the voyage charter arrangements between CMTC and third-party charterers or sub-charterers, CMTC or its manager may pay fees and expenses related to the port calls made in Iran through a private third-party agent in Iran appointed by the third-party charterer or sub-charterer, which in 2017 did not include any payments for refueling or bunkers for the vessels making such port calls.

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

Finally, under our 2017 credit facility, if revenues we derive from business or transactions in connection with Cuba, Iran, Myanmar (Burma), North Korea, Sudan, Crimea-Sevastopol and/or Syria in any given year exceed 20% of our aggregate revenues (unless such revenues are less than 25% of our aggregate revenues and are forecasted to be less than 20% of our aggregate revenues for the following year) or the aggregate number of port calls to those countries represent more than 5% of our total port calls, our 2017 credit facility may be terminated at the option of the lenders. If that were to happen, we would be required to repay immediately the total debt outstanding under our 2017 credit facility and any other loans which may, as a result, be accelerated.

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

If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions and to service or refinance our debt.

Our insurance may be insufficient to cover losses that may occur to our property or result from our commercial operations.

The operation of ocean-going vessels in international trade is inherently risky. Not all risks can be adequately insured against, and any particular claim upon our insurance may not be paid for any number of reasons. We have contracted revenue protection insurance for the MV ‘Cape Agamemnon’ but we otherwise do not currently maintain off-hire insurance covering loss of revenue during extended vessel off-hire periods such as may occur while a vessel is under repair. Accordingly, any extended vessel off-hire due to an accident or otherwise could have a materially adverse effect on our business, financial condition, operating results and ability to make cash distributions and to service or refinance our debt. Claims covered by insurance are subject to deductibles and since it is possible that a large number of claims may arise, the aggregate amount of these deductibles could be material. Our third-party liability insurance coverage is maintained through mutual protection and indemnity associations. As a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves. Please read “Item 3.D: Risk Factors—Risks Inherent in Our Operations—We will be subject to funding calls by our protection and indemnity associations, and our associations may not have enough resources to cover claims made against them, resulting in potential unbudgeted supplementary liability to fund claims made upon them and unbudgeted cash-calls made upon us by the associations.”

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could harm our business, results of operations, cash flows, financial condition and ability to make cash distributions. In addition, certain of our vessels are under bareboat charters with subsidiaries of International Seaways, Inc. (“INSW”) which was spun off from Overseas Shipholding Group Inc. (“OSG”) on November 30, 2016. Under the terms of these charters, the charterer provides for the insurance of the vessel, and, as a result these vessels may not be adequately insured and/or in some cases may be self-insured. Any uninsured or underinsured loss could harm our business, financial condition, results of operations, cash flows, and ability to make cash distributions and service or refinance our debt. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations.

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

The maritime transportation industry is subject to substantial environmental and other regulations and international standards, which may significantly limit our operations or increase our expenditures.

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

These requirements can affect the resale value or useful lives of our vessels, increase operational costs, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, decrease profitability, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including clean up obligations and natural resource damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury and property damage claims and natural resource damages relating to the release of, or exposure to, hazardous materials associated with our current or historic operations. Violations of or liabilities under environmental requirements also can result in substantial penalties, fines and other sanctions including, in certain instances, seizure or detention of our vessels.

MARPOL Annex VI

Under MARPOL Annex VI, all ships trading in designated emission control areas are required to use fuel oil on board with a sulfur content of no more than 0.10%, while the current limit for sulfur content of fuel oil outside emission control areas is 3.50%. In October 2016, the International Maritime Organization confirmed that a global 0.5% sulphur cap on marine fuels will come into force on January 1, 2020, as stipulated in amendments to Annex VI adopted in 2008. Annex VI sets progressively stricter regulations to control sulphur oxides (SOx) and nitrous oxides (NOx) emissions from ships, which present both environmental and health risks. The 0.5% sulphur cap marks a significant reduction from the current global sulphur cap of 3.5%, which has been in force since January 1, 2012.

To satisfy the new requirements of Annex VI, vessel owners who continue to use fuel types which exceed the 0.5% sulphur limit will be required to retrofit an approved exhaust gas cleaning system (also known as a “scrubber”) to remove sulphur from exhaust, which may require substantial capital expenditure and prolonged off-hire of the vessel. Alternatively, vessel owners may use petroleum fuels, such as marine gasoil (“MGO”), which meet the 0.5% sulphur limit. According to Clarksons Shipping Intelligence Network, the premium of MGO over 380 CST 3.5% bunker fuel in Rotterdam has averaged US$244 per ton over the last five years. Depending on the vessel type and size, this could translate into a substantial increase in the cost of bunkers. Bunker cost could further increase if the refining sector is unable to cope with the higher distillate demand, resulting in a tight distillate market and wider spread between high sulfur fuel oil and MGO. Retrofitting vessels for the consumption of alternative fuels, such as LNG, methanol, biofuels or liquefied petroleum gas (“LPG”), would involve a substantial capital expenditure and may be uneconomical or infeasible for most conventional vessel types in light of current technology and design challenges. To the extent that we do not retrofit our vessels with approved exhaust gas cleaning systems and, as a result, our charterers under time and bareboat charters are required to use more expensive fuels meeting the 0.5% sulphur limit or we seek to pass on higher bunker costs to charterers under voyage charters, this may reduce demand for our vessels, impair our ability to re-charter our vessels at competitive rates or to re-charter our vessels at all, and have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

Ballast Water Management

The IMO ballast water management convention (the “BWM convention”) came into force on September 8, 2017. The BMW convention requires vessels constructed before September 8, 2017 to fit ballast water treatment systems (“BWTS”) before their first International Oil Pollution Prevention Certificate (IOPP Certificate) renewal conducted after September 8, 2019. All vessels need to be certified in accordance with the BWM convention by September 8, 2024. This certification entails ballast water management plans to be approved by the flag state and surveyors in attendance onboard for survey and issuance of ballast water management certificates. We expect to incur additional expenditures for such certification.

In addition to the International Maritime Organization’s requirements, installation of BWTS will be required for vessels entering U.S. jurisdictions as the U.S. Coast Guard (the “USCG”) requires the installation of BWTS at the first scheduled dry-docking conducted after January 1, 2016. As BWTS have only recently been approved by the USCG and were not available in 2017, we have obtained extensions for the majority of our vessels with dry-docking due dates up to and including 2018 to carry out installation of BWTS at the next dry-docking survey after December 31, 2018.

As of December 31, 2017, only 12 of our 36 vessels were equipped with BWTS. While it is difficult to determine the costs of fitting BWTS (including, among other things, design, equipment and installation costs), we currently estimate that total capital expenditure associated with equipping our remaining vessels with BWTS will amount to approximately $20 million between 2019 and 2023.

International Convention for the Safety of Life at Sea

New requirements pursuant to the International Convention for the Safety of Life at Sea (“SOLAS”) necessitate installation of electronic chart display and information system (“ECDIS”) equipment for certain types of vessels at the first radio survey carried out after July 1, 2015. For container vessels, this requirement comes into force for their first radio survey after July 1, 2016. While some of our vessels are already fitted with ECDIS equipment requiring only minimal upgrades, a number of our vessels are not fitted with such equipment and we may incur additional expenditure to comply with this regulation. Furthermore, recent rule changes to ECDIS performance standards as from September 1, 2017, may necessitate replacement of ECDIS equipment in case their upgrade is not possible. If that happens, this replacement might require increased capital expenditure for certain of our vessels.

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

In addition, the U.S. Environmental Protection Agency has also adopted a rule which requires commercial vessels to obtain a Vessel General Permit (“VGP”) from the USCG in compliance with the Federal Water Pollution Control Act (the “Clean Water Act”) regulating, among other things, the discharge of ballast water and other discharges into U.S. waters. Permit holders must also comply with detailed operational, maintenance, reporting and recordkeeping permit requirements.

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

Furthermore, as a result of marine accidents we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. Future incidents may result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and which could have a material adverse effect on our business, financial condition, operating results and ability to make cash distributions and to service or refinance our debt.

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

The collective bargaining agreement between our Manager and the Pan-Hellenic Seamen’s Federation, effective August 1, 2017, expires on July 31, 2018. This collective bargaining agreement may not prevent labor interruptions and it is subject to renegotiation in the future. Although we believe that our relations with our employees are satisfactory, no assurance can be given that we will be able to successfully extend or renegotiate our collective bargaining agreement when it expires. If we fail to extend or renegotiate our collective bargaining agreement, if disputes with our union arise, or if our unionized workers engage in a strike or other work stoppage or interruption, we could experience a significant disruption of our operations, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay cash distributions and service or refinance our debt.

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

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our charterers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

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

Capital Maritime, the sole member of our General Partner, is one of our largest charterers in revenue terms, with eight of our 36 vessels chartered or expected to commence charters to Capital Maritime as of December 31, 2017. In addition, our Manager is a subsidiary of Capital Maritime. The ability of Capital Maritime to continue providing services for our benefit will depend in part on its own financial strength and reputation in the industry.

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

The holders of the Class B Units have voting rights that are identical to the voting rights of the common units on an as converted basis and will vote with the common units as a single class on all matters with respect to which our common units are entitled to vote, provided, however, that except in the circumstances where we are in arrears in the payment of the minimum quarterly distribution on the Class B Units, holders of Class B Units have no right to vote for, elect or appoint any director, or to nominate any individual to stand for election or appointment as a director. If we fail to pay the minimum Class B Unit distribution for six or more quarters, the holders of the Class B Units will have the right to appoint a director to our board and, if and as long as such arrears exists after March 1, 2018, to replace the directors appointed by our General Partner, in each case by the affirmative vote of the holders of a majority of the Class B Units, subject to exceptions and conditions contained in our partnership agreement.

Furthermore, the partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders have no right to elect our General Partner, and our General Partner may not be removed except by a vote of the holders of at least 66 2 / 3 % of the outstanding units, including any units owned by our General Partner and its affiliates, our Class B unitholders voting together as a single class and a majority vote of our board of directors. Currently, 106,670,714 common units representing 83.8% of our common units and 12,983,333 Class B Convertible Preferred Units are owned by non-affiliated public unitholders, representing 83.9% interest in us on an as converted basis.

Our partnership agreement further restricts unitholders’ voting rights by providing that if any person or group, other than our General Partner, its affiliates, their transferees and persons who acquired such units with the prior approval of our board of directors, beneficially owns 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other unitholders of the same class holding less than 4.9% of the voting power of that class. As affiliates of our General Partner, Capital Maritime and Crude Carriers Investments Corp. (“Crude Carriers Investments”) are not subject to such limitation and will be attributed their pro rata share of any units reallocated as a result of such limitation. Further, this limitation does not apply to unitholders who acquires more than 5% of any class of units then outstanding with the prior approval of our board of directors, which, for the avoidance of doubt, includes the issuance of our Class B Units and the common units issued upon the conversion of our Class B Units.

As of December 31, 2017, the Marinakis family, including Evangelos M. Marinakis, our former chairman, may be deemed to beneficially own on a fully converted basis a 16.1% interest in us (17.7% on a non-fully converted basis), through, among others, Capital Maritime, which may be deemed to beneficially own a 13.8% interest in us, including 17,291,768 common units and a 1.7% interest in us (1.9% on a non-fully converted basis) through its ownership of our General Partner, and Crude Carriers Investments, which may be deemed to beneficially own a 2.3% interest in us.

Our General Partner and its affiliates own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to your detriment.

Our General Partner is in charge of our day-to-day affairs consistent with policies and procedures adopted by and subject to the direction of our board of directors. Our General Partner and its affiliates and our directors have a fiduciary duty to manage us in a manner beneficial to us and our unitholders. Units owned by affiliates of our General Partner have the same rights as our other outstanding units of the same class (other than the 5% limit on voting rights, which does not apply to our General Partner and its affiliates; see “—Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning 5% or more of our units.”). However, the officers of our General Partner have a fiduciary duty to manage our General Partner in a manner beneficial to Capital Maritime. Furthermore, all of the officers of our General Partner and one of our directors are directors or officers of Capital Maritime and its affiliates, and as such they have fiduciary duties to Capital Maritime that may cause them to pursue business strategies that disproportionately benefit Capital Maritime or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Capital Maritime and its affiliates, including our General Partner and its officers, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our General Partner and its affiliates may favor their own interests over the interests of our unitholders. Please read “Item 3.D: Risk Factors—Risks Inherent in an Investment in Us—Our partnership agreement limits our General Partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our General Partner or our directors .” These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires our General Partner or Capital Maritime or its affiliates to pursue a business strategy that favors us or utilizes our assets, and Capital Maritime’s officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of Capital Maritime, which may be contrary to our interests;

•	the executive officers of our General Partner and one of our directors also serve as executive officers and/or directors of Capital Maritime;

•	our General Partner and our board of directors are allowed to take into account the interests of parties other than us, such as Capital Maritime, in resolving conflicts of interest, which has the effect of limiting their fiduciary duties to our unitholders;

•	our General Partner and our directors have limited their liabilities and restricted their fiduciary duties under the laws of the Republic of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing our units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our General Partner and our directors, all as set forth in the partnership agreement;

•	our General Partner and our board of directors will be involved in determining the amount and timing of our asset purchases and sales, capital expenditures, borrowings, and issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

•	our General Partner may have substantial influence over our board of directors’ decision to cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make incentive distributions;

•	our General Partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;

•	our partnership agreement does not restrict us from paying our General Partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf; and

•	our General Partner may exercise its right to call and purchase our outstanding units if it and its affiliates own more than 90% of our common units.

Although a majority of our directors are elected by common unitholders, our General Partner has a substantial influence on decisions made by our board of directors. Please read “Item 6: Directors, Senior Management and Employees.”

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

Under the terms of our partnership agreement, the affirmative vote of a majority of common units (including, subject to certain exceptions, the votes of holders of Class B Units voting on an as-converted basis) is required in order to reach certain decisions or actions, including:

•	amendments to the definition of available cash, operating surplus and adjusted operating surplus;

•	elimination of the obligation to hold an annual general meeting;

•	removal of any appointed director for cause;

•	the ability of the board of directors to cause us to sell, exchange or otherwise dispose of all or substantially all of our assets;

•	withdrawal of the General Partner;

•	removal of the General Partner;

•	dissolution of the partnership;

•	change to the quorum requirements;

•	approval of merger or consolidation; and

•	any other amendment to the partnership agreement, except for certain amendments related to the day-to-day management of the Partnership and amendments necessary or appropriate to carrying out our business consistent with historical practice, including any change that our board of directors determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership, or any amendment that our board of directors, and, if required, our General Partner, determines to be necessary or appropriate in connection with the authorization and issuance of any class or series of our securities.

Furthermore, our partnership agreement provides that any changes to the rights of the Class B unitholders, whose rights rank senior to those of our common unitholders in many respects, must be approved by at least 75% of the holders of such units, excluding units held by Capital Maritime and its affiliates (if any).

As of December 31, 2017, the Marinakis family, including Mr. Evangelos M. Marinakis, our former chairman, may be deemed to beneficially own on a fully converted basis a 16.1% interest in us (17.7% on a non-fully converted basis), through, among others, Capital Maritime, which may be deemed to beneficially own a 13.8% interest in us, consisting of 17,291,768 common units and our General Partner’s 1.7% interest, and Crude Carriers Investments, which may be deemed to beneficially own a 2.3% interest in us.

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

Please also read “Item 3.D: Risk Factors—Risks Inherent in an Investment in Us— Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning 5% or more of our units” for information on additional restrictions imposed by our partnership agreement.

We currently do not have any officers and rely, and expect to continue to rely, solely on officers of our General Partner, who face conflicts in the allocation of their time to our business.

Our board of directors has not exercised its power to appoint officers of CPLP to date, and, as a result, we rely, and expect to continue to rely, solely on the officers of our General Partner, who are not required to work full-time on our affairs and who also work for affiliates of our General Partner, including Capital Maritime. For example, our General Partner’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer are also executive officers or employees of Capital Maritime or its affiliates. The affiliates of our General Partner conduct substantial businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and effort of the officers of our General Partner who also provide services to our General Partner’s affiliates, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

Our partnership agreement limits our General Partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our General Partner or our directors.

Our partnership agreement contains provisions that restrict the standards and fiduciary duties to which our General Partner and directors may otherwise be held by or owed to you pursuant to Marshall Islands law. For example, our partnership agreement:

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

In order to become a limited partner of our partnership, a unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties.”

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

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our General Partner:

•	the unitholders will be unable to remove our General Partner without its consent so long as our General Partner and its affiliates own sufficient units to be able to prevent such removal. The vote of the holders of at least 66 2 / 3 % of all outstanding units voting together as a single class and a majority vote of our board of directors is required to remove the General Partner. As of December 31, 2017, the Marinakis family, including Evangelos M. Marinakis, our former chairman, may be deemed to beneficially own on a fully converted basis a 16.1% interest in us (17.7% on a non-fully converted basis), through, among others, Capital Maritime.

•	common unitholders elect five of the eight members of our board of directors. Our General Partner in its sole discretion has the right to appoint the remaining three directors.

•	election of the five directors elected by common unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the directors appointed by our General Partner will serve for terms determined by our General Partner.

•	our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

•	unitholders’ voting rights are further restricted by the partnership agreement provision providing that if any person or group, other than our General Partner, its affiliates, their transferees and persons who acquired such units with the prior approval of our board of directors, owns beneficially 5% or more of any class of units then outstanding,

•	any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the unitholders of the same class holding less than 4.9% of the voting power of that class.

•	we have substantial latitude in issuing equity securities without unitholder approval.

One effect of these provisions may be to diminish the price at which our units will trade.

The control of our General Partner may be transferred to a third party without unitholder consent.

Our General Partner may transfer its General Partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, our partnership agreement does not restrict the ability of the members of our General Partner from transferring their respective membership interests in our General Partner to a third party. Any such change in control of our General Partner may affect the way we and our operations are managed, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt.

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

In addition, pursuant to the terms of our partnership agreement, holders of our Class B Units may convert all or a portion of their Class B Units into common units at any time, and from time to time, at a ratio of one-for-one, such conversion ratio to be adjusted in the event that, among other anti-dilution protection provisions, we declare, order, pay or make a distribution (including any distribution of units or other securities or property or rights or warrants to subscribe for our securities at a price per unit less than the fair market value of such securities, by way of distribution or spin-off) on our common units, other than regular and customary quarterly distributions of available cash. As of December 31, 2017, there were 12,983,333 Class B Units outstanding.

For more information on the rights and privileges of our Class B Units, read “Item 10B: Memorandum and Articles of Association—The Partnership Agreement.”

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

Since our initial public offering, we conducted a number of issuances:

•	We have issued Class B Units, which are convertible into common units. As of December 31, 2017, there were 12,983,333 Class B Units outstanding.

•	We conducted multiple issuances of common units, including in the unit-for-share acquisition of Crude Carriers in 2011, in public offerings on an SEC-registered basis or to our General Partner or Capital Maritime in private placements.

•	In August 2014, following approval obtained from our limited partners at our 2014 annual meeting, we amended and restated our Omnibus Incentive Compensation Plan, adopted in April 2008 (the “Plan”) to increase the maximum number of restricted units authorized for issuance thereunder from 800,000 to 1,650,000. 850,000 restricted units were issued under the Plan in December 2015 of which 545,002 restricted units remained unvested as of December 31, 2017.

•	In September 2016, we entered into an equity distribution agreement under which we may sell, from time to time, new common units having an aggregate offering amount of up to $50.0 million. As of December 31, 2017, we had issued 6.6 million new common units under the ATM offering translating into net proceeds of $22.3 million (before offering expenses). We may make additional such issuances in the future.

The issuance by us of additional units or other equity securities of equal or senior rank may have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	the relative voting power of each previously outstanding unit may be diminished; and

•	the market price of the units may decline.

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

Our partnership agreement allows us to make working capital borrowings to pay distributions. Accordingly, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, please read “Item 5B: Liquidity and Capital Resources—Borrowings.”

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

Our affairs are governed by our partnership agreement and the MILPA. The provisions of the MILPA resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The MILPA also provides that, as it relates to nonresident limited partnerships, such as us, it is to be applied and construed to make the laws of the Marshall Islands, with respect to the subject matter of the MILPA, uniform with the laws of the State of Delaware and, so long as it does not conflict with the MILPA or decisions of the High and Supreme Courts of the Republic of the Marshall Islands, the non-statutory law (or case law) of the State of Delaware is adopted as the law of the Marshall Islands. However, there have been few, if any, judicial cases in the Republic of the Marshall Islands interpreting the MILPA. For example, the rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Although the MILPA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware, our public unitholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling unitholders than would shareholders of a limited partnership organized in a U.S. jurisdiction.

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

A foreign entity taxed as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes if (x) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (y) at least 50% of the average value of the entity’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. persons who own shares of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and projected method of operation, we believe that we are not currently a PFIC and we do not expect to become a PFIC in the future. We intend to treat our income from spot and time chartering activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, no assurance can be given that the Internal Revenue Service (the “IRS”) or a United States court will accept this position, and there is accordingly a risk that the IRS or a United States court could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations. See “Item 10E: Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences.”

We may have to pay tax on United States source income, which would reduce our earnings.

Under the Internal Revenue Code of 1986, as amended (the “Code”), 50% of the gross shipping income of a vessel owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income generally is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code. We believe that we and each of our subsidiaries will qualify for this statutory tax exemption, and we will take this position for U.S. federal income tax return reporting purposes. See “Item 10E: Taxation—Material U.S. Federal Income Tax Considerations—The Section 883 Exemption.” However, there are factual circumstances, including some that may be beyond our control, which could cause us to lose the benefit of this tax exemption. In addition, our conclusion that we currently qualify for this exemption is based upon legal authorities that do not expressly contemplate an organizational structure such as ours. Although we have elected to be treated as a corporation for U.S. federal income tax purposes, for corporate law purposes we are organized as a limited partnership under Marshall Islands law. Our General Partner will be responsible for managing our business and affairs and has been granted certain veto rights over decisions of our board of directors. Therefore, we can give no assurances that the IRS will not take a different position regarding our qualification, or the qualification of any of our subsidiaries, for this tax exemption.

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

We believe we can conduct our activities in a manner so that our unitholders should not be considered to be carrying on business in Greece solely as a consequence of acquiring, holding, disposing of or participating in the redemption of our units. However, the question of whether either we or any of our subsidiaries will be treated as carrying on business in any country, including Greece, will largely be a question of fact determined through an analysis of contractual arrangements, including the management and the administrative services agreements we have entered into with Capital Ship Management, and the way we conduct business or operations, all of which may change over time. The laws of Greece or any other foreign country may also change, which could cause the country’s taxing authorities to determine that we are carrying on business in such country and are subject to its taxation laws. See also “Item 3.D: Risk Factors—Risks Relating to Financing Activities—Risks arising from the political situation in Greece.” Any foreign taxes imposed on us or any subsidiaries or the increase of any tonnage tax will reduce our cash available for distribution.

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

We completed our IPO in April 2007. Upon our IPO, our fleet consisted of eight vessels, as compared to the 37 vessels currently in our fleet, including the M/T Aristaios acquired in January 2018.

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

In September 2011, pursuant to the terms of our merger agreement with Crude Carriers, we amended and restated the omnibus agreement with Capital Maritime. Please read “Item 7.B: Related-Party Transactions—Omnibus Agreement with Capital Maritime.”

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

In March 2013, we issued 9,100,000 Class B Units to a group of investors, including Capital Maritime, at a price of $8.25 per unit. In this connection, we adopted a further amendment to our limited partnership agreement, dated as of March 19, 2013 (the “Third Amendment to the Partnership Agreement”), which amended some of the rights, preferences and privileges of the Class B Units.

The net proceeds of the transaction, together with approximately $54.0 million from a former credit facility and part of our cash balances, were used for the acquisition of two 5,023 TEU container vessels, the M/V ‘Hyundai Premium’ and M/V ‘Hyundai Paramount’, for a total consideration of $130.0 million. The vessels were originally ordered by Capital Maritime and secured a 12-year time charter employment (+/- 60 days) with HMM.

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

In August 2014, our unitholders approved an amendment to the partnership agreement to revise the target distribution to holders of our IDRs as consideration for the acquisitions of the Dropdown Vessels at prices below current market value. This was subsequently adopted as the fourth amendment to our partnership agreement, dated August 25, 2014 (the “Fourth Amendment”). Prior to the Fourth Amendment, our General Partner was entitled to receive, subject to the rights of holders of the Class B Units and assuming our General Partner maintained a 2% general partner interest in us and had not transferred the IDRs:

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

Pursuant to the Fourth Amendment, each of the minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution was reduced to $0.2325, $0.2425, $0.2675 and $0.2925, respectively, while our General Partner’s right to receive 50% of quarterly cash distributions in excess of the Third Target Distribution was reduced to a right to receive 35% of such cash distributions. Thereafter, Capital Maritime, after discussion with, and with the unanimous support of, the conflicts committee of our board of directors, unilaterally notified us that it decided to waive its rights to receive quarterly incentive distributions between $0.2425 and $0.25. This waiver effectively has increased the First Target Distribution from $0.2425 to $0.25.

Further, in August 2014, our Omnibus Incentive Compensation Plan (the “Plan”) was amended and restated to increase the maximum number of restricted units authorized for issuance thereunder from 800,000 to 1,650,000, of which 795,200 have been previously issued and have vested.

In September 2014, we completed the issuance of 15,000,000 common units at a public offering price of $10.53 per common unit. An additional 2,250,000 common units were subsequently sold on the same terms following the full exercise of the overallotment option granted to the underwriters. Also in September 2014, our sponsor converted an aggregate of 358,624 common units into general partner units and delivered such units to our General Partner in order for it to maintain its then 2% interest in us. Net proceeds, after the deduction of the underwriters’ commission but before expenses, relating to the offering were $173.9 million. The net proceeds from the offering were used to repurchase from Capital Maritime 5,950,610 common units at an aggregate price of $60.0 million, and to cancel such common units. The remaining proceeds were used to partially fund the $311.5 million aggregate purchase price for the Dropdown Vessels and for general partnership purposes.

During 2014, certain holders of our Class B Units, including Capital Maritime, converted an aggregate of 4,698,484 Class B Units into common units in accordance with the terms of the partnership agreement.

Recent Developments

Agreement to Acquire the M/T Anikitos

On January 22, 2018, we agreed to acquire, subject to the successful completion of the sale of the M/T Aristotelis, the eco-type MR product tanker M/T Anikitos (50,082 dwt IMO II/III chemical product tanker built in 2016, Samsung Heavy Industries (Ningbo) Co., Ltd.) for a total consideration of approximately $31.5 million from Capital Maritime. The M/T Anikitos is ultimately employed by Petrobras through a back-to-back charter with Curzon Maritime Limited, at a gross daily rate of $15,300 with earliest charter expiry in June 2020. The charterer has the option to extend the time charter for eighteen months (+/-30 days) at the same gross daily rate.

We intend to fund the acquisition of the M/T Anikitos with the net proceeds to be received from the sale of the M/T Aristotelis, available cash and the assumption of a term loan under a credit facility previously arranged by Capital Maritime with ING Bank NV in a principal amount equal to approximately 50% of the vessel’s charter-free market value at the time of the dropdown. The term loan is non-amortizing for a period of two years from the anniversary of the dropdown with an expected final maturity date in June 2023 and bears interest at LIBOR plus a margin of 2.50%. The term loan is subject to ship finance covenants similar to the covenants applicable under our existing facilities. We expect to take delivery of the M/T Anikitos in March 2018, following the delivery of the M/T Aristotelis to its new owner.

The agreement to acquire the M/T Anikitos was entered into on an arm’s length basis and was reviewed and unanimously approved by the conflicts committee of our Board of Directors and our entire Board of Directors.

Acquisition of the M/T Aristaios

On January 17, 2018, we acquired from Capital Maritime the shares of the company owning the M/T Aristaios, an eco-type crude tanker (113,689 dwt, Ice Class 1C, built in 2017, Daehan Shipbuilding Co. Ltd., South Korea), for a total consideration of $52.5 million. The M/T Aristaios is currently employed under a time charter to Tesoro at a gross daily rate of $26,400. The Tesoro charter commenced in January 2017 with duration of five years +/-45 days. We financed the acquisition with $24.2 million in cash and the assumption of a $28.3 million term loan under a credit facility previously arranged by Capital Maritime with Credit Agricole Corporate and Investment Bank and ING Bank NV. The term loan bears interest at LIBOR plus a margin of 2.85% and is payable in 12 consecutive semi-annual instalments of approximately $0.9 million beginning in July 2018, plus a balloon payment payable together with the last semi-annual instalment due in January 2024. The term loan is subject to ship finance covenants similar to the covenants applicable under our existing facilities.

2017 Developments

Agreement to Sell M/T Aristotelis

On December 22, 2017, we entered into a memorandum of agreement for the sale of the M/T Aristotelis (51,604 dwt IMO II/III chemical product tanker built in 2013, Hyundai Mipo Dockyard Ltd., South Korea) to an unaffiliated third party for the amount of $29.4 million. Upon entering into the sale, we classified the M/T Aristotelis as “held for sale” and recorded an impairment charge of $3.3 million. Delivery of the M/T Aristotelis to its buyer is expected in early March 2018.

Refinancing of External Debt

On May 22, 2017, we entered into a firm offer letter contemplating our 2017 credit facility for an aggregate principal amount of up to $460.0 million with a syndicate of lenders led by HSH and ING Bank N.V., as mandated lead arrangers and bookrunners, and BNP Paribas and National Bank of Greece S.A., as arrangers. On September 6, 2017, we entered into the loan agreement documenting the 2017 credit facility. On October 2, 2017, we repaid $14.0 million outstanding under the 2011 credit facility through available cash. On October 4, 2017 (the “Drawdown Date”), we drew the full amount of $460.0 million under the 2017 credit facility and, together with available cash of $102.2 million, fully repaid total indebtedness of $562.2 million consisting of (i) $186.0 million outstanding under the 2007 credit facility; (ii) $181.6 million outstanding under the 2008 credit facility and (iii) $194.6 million outstanding under the 2013 credit facility. Please see “Item 5.B. Liquidity and Capital Resources—Borrowings—Our Credit Facilities” for further information on our 2017 credit facility.

At-the-market Offering

During the year ended December 31, 2017, we issued 5.2 million new common units in total translating into net proceeds of $17.8 million after payment of sales agent commission but before offering expenses.

2016 Developments

Acquisition of the M/T Amor

On October 24, 2016, we acquired from Capital Maritime the shares of the company owning the M/T Amor for a total consideration of $16.9 million comprising $16.0 million in cash and the issuance of 283,696 new common units to Capital Maritime, reflecting the fair value of M/T Amor of $31.6 million and the fair value of the time charter attached to the vessel of $1.1 million, less the assumption of a $15.8 million term loan under a credit facility previously arranged by Capital Maritime. The term loan is non-amortizing for a period of two years from the anniversary of the delivery of the M/T Amor with an expected final maturity date in November 2022 and has an interest margin of 2.50%. For further information on our existing facilities, please see “Item 5.B. Liquidity and Capital Resources—Borrowings—Our Credit Facilities.”

At-the-market Offering

In September 2016, the Partnership entered into an equity distribution agreement with UBS under which the Partnership may sell, from time to time through UBS, as its sales agent, new common units having an aggregate offering amount of up to $50.0 million. We intend to use the net proceeds from the sales of new common units, after deducting the sales agent’s commissions and our offering expenses, for general partnership purposes, which may include, among other things, the acquisition of new vessels, the repayment or refinancing of all or a portion of our outstanding indebtedness and funding of working capital requirements or capital expenditures. For the period between the launch of the ATM offering and December 31, 2016, we issued an aggregate of 1.4 million new common units translating into net proceeds of $4.5 million (before offering expenses).

HMM restructuring agreement & disposal of HMM Shares

HMM, the charterer of five of our container vessels and one of our largest counterparties in terms of revenue, completed a financial restructuring in July 2016. In this connection, our subsidiaries owning vessels under charter with HMM entered into a charter restructuring agreement with HMM on July 15, 2016. This agreement provides for the reduction of the charter rate payable under the respective charter parties by 20% to $23,480 per day (from a gross daily rate of $29,350) for a three and a half year period starting in July 2016 and ending in December 2019. The total charter rate reduction for the Charter Reduction Period is approximately $37.0 million. The charter restructuring agreement further provides that at the end of the Charter Reduction Period, the charter rate under the respective charter parties will be restored to the original gross daily rate of $29,350 until the expiry of each charter in 2024 and 2025. As compensation for the charter rate reduction, we received approximately 4.4 million HMM common shares, which we sold on the Stock Market Division of the Korean Exchange for aggregate consideration of $29.7 million in August 2016, which we accounted for as deferred revenue and which is being amortized on a straight line basis over the remaining charter period.

Delivery of the M/V CMA CGM Magdalena

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

Delivery of Dropdown Vessels

On July 24, 2014, we entered into a Master Vessel Acquisition Agreement with our sponsor, Capital Maritime (the “Master Vessel Acquisition Agreement”) pursuant to which we agreed to acquire the Dropdown Vessels for an aggregate purchase price of $311.5 million. Between March and September 2015, we took delivery of the M/T Active, the M/V CMA CGM Amazon, the M/T Amadeus and the M/V CMA CGM Uruguay. Further to the Master Vessel Acquisition Agreement, the Partnership has a right of first refusal over six newbuild eco medium range product tankers built by Samsung Heavy Industries (Ningbo) Co. Ltd. including M/T Amor which was delivered in October 2016.

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

We are an international owner of tanker, container and drybulk vessels. As of December 31, 2017 our fleet consisted of 36 high specification vessels (2.6 million dwt) with an average age of approximately 8.4 years comprising four Suezmax crude oil tankers, 21 MR tankers, all of which are classed as IMO II/III vessels, ten neo-panamax container carrier vessels and one Capesize bulk carrier. Our vessels are capable of carrying a wide range of cargoes, including crude oil, refined oil products such as gasoline, diesel, fuel oil and jet fuel, edible oils and certain chemicals, such as ethanol, as well as dry cargo and containerized goods. As of December 31, 2017, 33 vessels were chartered under time and bareboat charters with a revenue weighted average remaining term of approximately 5.3 years to charterers such as CMA CGM, Petrobras, PIL, subsidiaries of INSW, HMM, CSSA S.A. (Total S.A.), Empresa Publica Flota Petrolera Ecuatoriana EP Flopec (“Flopec”), COSCO, Repsol Trading S.A. (“Repsol”), Shell Tankers Singapore Private Limited (“Shell”) and Capital Maritime. As of December 31, 2017, all our time and bareboat charters provide for the receipt of a fixed base rate for the life of the charter, and in the case of four of our time charters, also provide for profit sharing arrangements in excess of the base rate. Please see “Item 4B: Business Overview—Our Charters—Profit Sharing Arrangements” for a detailed description of how profit sharing is calculated. As of December 31, 2017, the Marinakis family, including Evangelos M. Marinakis, our former chairman, may be deemed to beneficially own on a fully converted basis a 16.1% interest in us (17.7% on a non-fully converted basis), through, among others, Capital Maritime.

Business Strategies

Our primary business objective is to increase cash available for distributions while maintaining a strong financial position and an appropriate level of liquidity for the proper conduct of our business, by executing the following business strategies:

•	Maintain medium- to long-term fixed charters. We seek to enter into medium- to long-term, fixed-rate charters for a majority of our fleet in an effort to, together with our cost efficient ship management operations under our agreements with Capital Ship Management, provide visibility of revenues and cash flows in the medium- to long-term. As of December 31, 2017, 33 vessels were chartered under time and bareboat charters with a revenue weighted average remaining term of approximately 5.3 years. As our vessels come up for re-chartering, we will seek to redeploy them under period contracts that reflect our expectations of prevailing market conditions. We will continue to evaluate growth opportunities across all shipping sectors. We believe that the diversified profile of our fleet, its average age of approximately 8.4 years as of December 31, 2017, compared to the industry average of 10.8 years (adjusted for the composition of our fleet) and the high specifications of our vessels, as well as our Manager’s ability to meet the rigorous vetting requirements of some of the world’s most selective major international oil companies and major charterers in the tanker, drybulk and container sectors will position us favorably to continue to secure medium- to long-term charters for our vessels.

•	Expand our relationships with both current and new charterers and capitalize on our relationship with Capital Maritime. We aim to expand our relationships with current and new charterers and to take advantage of our charterers’ diverse shipping requirements. We also believe that we can leverage our relationship with Capital Maritime and its ability to meet the rigorous vetting and selection processes of leading oil companies, as well as other charterers in the tanker, drybulk and container sectors, in order to attract new charterers for our fleet and increase the product, customer, geography and maturity diversity of our portfolio. We also believe that Capital Maritime will remain a strong chartering option.

•	Expand our fleet through opportunistic and accretive acquisitions. As of December 31, 2017, our fleet consisted of 36 vessels, with an aggregate of 2.6 million deadweight tonnage, as compared to eight vessels with 0.3 million deadweight tonnage at the time of our IPO in 2007. Subject to our ability to obtain required financing and access financial markets, we intend to continue to evaluate potential acquisitions of both newbuilds and second-hand vessels in order to make opportunistic acquisitions for our fleet while maintaining a strong balance sheet. We also intend to take advantage of opportunities afforded to us by our relationship with our sponsor, Capital Maritime. As of December 31, 2017, Capital Maritime controlled a total of 23 vessels in the water, including five additional product tanker vessels for which we have a right of first refusal pursuant to the Master Vessel Acquisition Agreement. For future acquisitions, we may consider moderate increases in our overall leverage, provided that we are able to maintain low breakeven rates and deliver steady distributions to our unitholders. In addition, we may pursue opportunities for acquisitions of, or combinations with, other shipping businesses.

•	Maintain a strong balance sheet. While we seek to finance our vessels and future vessel acquisitions through a mix of debt, equity financing and current cash balances, we intend to maintain a moderate level of leverage over time. We have in the recent past taken measures to retain internally generated cash to repay debt and together with a new amortizing $460.0 million credit facility, refinanced most of our external debt in October 2017. Moreover, by maintaining moderate levels of leverage, we aim to retain greater flexibility than more leveraged competitors, maintain lower breakeven rates and deliver sustainable distributions to our unitholders. In addition, charterers have increasingly favored financially solid vessel owners, and we believe that maintaining a strong balance sheet will help us access more favorable chartering opportunities, as well as give us a competitive advantage in pursuing vessel acquisitions.

•	Maintain and build on our ability to meet rigorous industry and regulatory safety standards. We believe that in order for us to be successful in growing our business, we will need to maintain our vessel safety record and build on our high level of customer service and support. Our Manager, Capital Ship Management, has a strong record of vessel safety and compliance with rigorous health, safety and environmental protection standards, and is also committed to providing our charterers with a high level of customer service and support.

Competitive Strengths

We believe that we are well-positioned to execute our business strategies because of the following competitive strengths:

•	Well-established relationships with our charterers and with Capital Maritime. We have established longstanding relationships with a number of major international oil companies and major charterers in the tanker, drybulk and container sectors, having chartered our vessels over the last five years to well-known charterers such as AP Moller-Maersk AS, BP Shipping Limited, CMA CGM, COSCO, HMM, Petrobras, Repsol, Shell and Total S.A. On this basis, we believe that we are well situated to further develop our medium- to long-term charter relationships with leading charterers in the shipping industry. Our business also benefits from our unique relationship with Capital Maritime, our sponsor, which has a well-established reputation and safety and environmental track record within the shipping industry, a sizeable, diversified fleet amounting to 3.1 million dwt and strong relationships with many of the world’s leading oil companies, commodity traders, container operators and shipping companies. We also benefit from Capital Maritime’s expertise in technical fleet management and its track record of meeting the rigorous vetting requirements of some of the world’s most selective major international oil companies and other charterers in the drybulk and container sectors.

•	Diversified revenue stream. Since our IPO in 2007, our fleet has grown from eight to 37 vessels following the acquisition of M/T Aristaios in January 2018, comprising twenty one IMO II/III MR product tankers, ten neo-panamax container carrier vessels, four Suezmax crude oil tankers, one Aframax crude oil tanker and one Capesize drybulk carrier. We believe that our exposure to the product, crude, container and bulk shipping sectors provides us with a diversified revenue stream, with a view to enhancing the stability of our revenue and cash flows.

•	Revenue and cash flow visibility and stability. As a number of our vessels are chartered under medium- and long-term contracts, we benefit from revenue and cash flow visibility. Also, many of our charters expire on a staggered basis, which contributes to the stability of our cash flow generation. As our vessels come up for re-chartering, we seek to redeploy them under contracts that reflect our expectations of prevailing market conditions. As of December 31, 2017, our average remaining charter duration was 5.3 years and our charter coverage was 61% and 28% for 2018 and 2019, respectively.

•	High specification fleet. Our vessels were primarily constructed by reputable Japanese and South Korean shipyards to high specifications and have an average age of 8.4 years as of December 31, 2017. The twenty one medium range tankers that form part of our fleet are all classed as IMO II/III vessels, which, in addition to the Ice Class 1A classification notation of many of our vessels and the wide range in size and geographic flexibility of our fleet is attractive to our charterers, providing them with a high degree of flexibility in the types of cargoes and variety in the trade routes they may choose as they employ our fleet. We believe that these characteristics of our product tankers position us to take advantage of the positive long-term demand fundamentals in the product tanker business. In addition, eight of our existing container vessels are ‘eco, wide beam’ type and have an increased cargo intake and reduced bunker consumption as compared to older vessel designs, and are able to transit the new Panama Canal locks. We believe that these characteristics make our containerships more attractive to charterers.

•	Strong balance sheet, cost efficient operations and acquisition funding. We believe that we have maintained a strong balance sheet and that, subject to market conditions, our financial strength positions us favorably to continue to make opportunistic acquisitions and grow our business with charterers as they seek financially sound counterparties for long-term contracts. We also believe that we have a long history of cost efficient ship management with consistent cost performance below industry benchmarks due to our outsourcing of our vessel management and operations to our Manager.

Our Customers

We provide marine transportation services under medium- to long-term time charters or bareboat charters with a range of counterparties:

•	CMA CGM, a French container transportation and shipping company.

•	Petrobras, a publicly held Brazilian multinational energy corporation and a significant oil producer. Petrobras also owns oil refineries, oil tankers, and is a major distributor of oil products.

•	Hyundai Merchant Marine Co. Ltd, an integrated logistics company, operating around 130 vessels. HMM has worldwide global service networks and diverse logistics facilities.

•	International Seaways, Inc., a provider of ocean transportation services for crude oil and refined petroleum products (formerly known as OSG International, Inc.). INSW was a wholly owned subsidiary of OSG prior to its spin-off in November 2016.

•	CSSA S.A. (Total S.A.), the shipping affiliate of Total S.A., the fourth largest publicly traded integrated international oil and gas company in the world.

•	COSCO Bulk Carrier Co. Ltd., a subsidiary of China COSCO Shipping Corporation Limited (COSCO Group), which is one of the largest drybulk and container owners and operators globally.

•	Repsol Trading S.A., a subsidiary of Repsol S.A., an oil and gas conglomerate.

•	Pacific International Lines (PTE) Ltd., a containership operator offering container liner services and multi-purpose services.

•	Empresa Publica Flota Petrolera Ecuatoriana EP Flopec, a company transporting oil and other natural strategic resources for the State of Ecuador.

•	Tesoro Far East Maritime Company, a subsidiary of Andeavor an independent refiner and marketer of petroleum products headquartered in San Antonio, Texas.

•	Shell Tankers Singapore Private Limited, a subsidiary of Royal Dutch Shell PLC.

•	Capital Maritime & Trading Corp., an established, diversified shipping company with activities in the sea transportation of wet (crude oil, oil products, chemicals), container and dry cargoes worldwide with a long history of operating and investing in the shipping markets and the Partnership’s sponsor.

The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, results of operations, cash flows, financial condition and ability to make cash distributions and service or refinance our debt.

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

•	Floating fee management agreement: In June 2011, we entered into an agreement with our Manager under which we are charged actual expenses incurred by our Manager. Under the terms of this agreement, we compensate our Manager for expenses and liabilities incurred on our behalf while providing the agreed services to us, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled drydocking are borne by us and not by our Manager. We also pay our Manager a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index.

•	Crude Carriers management agreement: In September 2011, we completed our merger with Crude Carriers. Currently, three of the five crude tanker vessels we acquired as part of the merger continue to be managed under a management agreement entered into in March 2010, as amended, with Capital Ship Management whose initial term expires on December 31, 2020. Under the terms of this agreement we compensate our Manager for all of its expenses and liabilities incurred on our behalf while providing the agreed services to us, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating and administrative costs. Until December 31, 2016 we also paid our Manager the following fees: (a) a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index; (b) a sale and purchase fee equal to 1% of the gross purchase or sale price upon the consummation of any purchase or sale of a vessel acquired by Crude Carriers and (c) a commercial services fee equal to 1.25% of all gross charter revenues generated by each vessel for commercial services rendered. Our Manager has agreed to waive the sale and purchase fee as well as the commercial services fee from January 1, 2017 onwards. Our Manager has the right to terminate the Crude Carriers management agreement and, under certain circumstances, could receive substantial sums in connection with such termination; however, even if our board of directors or our unitholders are dissatisfied with the Manager, there are limited circumstances under which we can terminate this management agreement. This termination fee was initially set at $9.0 million in March 2010 and increases on each one-year anniversary during which the management agreement remains in effect (on a compounding basis) in accordance with the total percentage increase, if any, in the United States Consumer Price Index over the immediately preceding 12 months. In March 2017, this termination fee was adjusted to $10.1 million.

We expect that as the fixed fee management agreement expires for the two remaining vessels to which it currently applies, these vessels will be managed under floating fee management agreements on terms similar to those currently in place. We expect that new acquisitions we may make in the future will also be managed under similar floating fee management agreements. Under the terms of all three agreements, Capital Ship Management may either provide these services directly to us or subcontract them to other entities, including other Capital Maritime subsidiaries.

Our Fleet

At the time of our IPO on April 3, 2007, our fleet consisted of eight vessels. Since that date, the size of our fleet has expanded in terms of both number of vessels and carrying capacity. As of December 31, 2017, our fleet consisted of 36 vessels, of various sizes with an average age of approximately 8.4 years and average remaining term under our charters of approximately 5.3 years.

We intend to continue to take advantage of our unique relationship with Capital Maritime and, subject to prevailing shipping, charter and financial market conditions and the approval of our board of directors, make strategic acquisitions in the medium to long term in a prudent manner that is accretive to our unitholders and to long-term distribution growth. Please read “Item 4.A.: History and Development of the Partnership—2015 Developments—Delivery of Dropdown Vessels” for a more detailed description of the right of first refusal

Capital Maritime granted to us with respect to the acquisition of additional product tanker vessels. In addition, we may pursue opportunities for acquisitions of, or combinations with, other shipping businesses. Pursuant to the amended and restated omnibus agreement we have entered into with Capital Maritime in connection with our merger with Crude Carriers, Capital Maritime has granted us a right of first offer for any product tanker in its fleet with carrying capacity of over 30,000 dwt under time or bareboat charter with a remaining duration of at least twelve months. Capital Maritime is, however, under no obligation to fix any of these vessels under charters of longer than twelve months. Please read “Item 7B: Related-Party Transactions” for a detailed description of our amended and restated omnibus agreement with Capital Maritime.

The table below provides summary information as of December 31, 2017 about the vessels in our fleet, as well as their delivery date or expected delivery date to us and their employment, including earliest possible redelivery dates of the vessels and relevant charter rates. The table also includes the daily management fee and approximate expected termination date of the respective management agreement with Capital Ship Management with respect to each vessel. Sister vessels, which are vessels of similar specifications and size typically built at the same shipyard, are denoted by the same letter in the table. We believe that sister vessels provide a number of efficiency advantages in the management of our fleet.

All of the vessels in our fleet are or were designed, constructed, inspected and tested in accordance with the rules and regulations of Det Norske Veritas, Lloyd’s Register of Shipping (“Lloyd’s”), Bureau Veritas (“BV”) or the American Bureau of Shipping (“ABS”) and were under time or bareboat charters from the time of their delivery.

VESSELS IN OUR FLEET AS OF DECEMBER 31, 2017

Vessel name	Sister Vessels (1)	Year built	DWT - TEU(15)	OPEX (per day)(2)		Management Agreement Expiration	Charter Duration/ Type (3)	Expiry of Charter (4)	Daily Charter Rate (Net)	Profit Share (5)	Charterer (6)	Description
PRODUCT TANKERS
Atlantas II(18)	A	2006	36,760		Floating	Sep 2021	VC	—	—		—	Ice Class 1A IMO II/III Chem./Prod.
Aktoras (7)	A	2006	36,759		Floating	Mar 2022	0.8-yr TC	Jul 2018	$10,863	✓	CMTC	Ice Class 1A IMO II/III Chem./Prod
Aiolos(7)	A	2007	36,725		Floating	Mar 2022	0.8-yr TC	Jul 2018	$10,863	✓	CMTC	Ice Class 1A IMO II/III Chem./Prod
Agisilaos(11)	A	2006	36,760		Floating	Dec 2021	3-yr TC	Nov 2018	$18,288		FLOPEC	Ice Class 1A IMO II/III Chem./Prod.
Arionas(11)(12)	A	2006	36,725		Floating	Aug 2021	1-yr TC	Feb 2018	$10,863		CMTC	Ice Class 1A IMO II/III Chem./Prod.
Axios	B	2007	47,872		Floating	Jun 2022	3-yr TC	May 2018	$15,015		PETROBRAS	Ice Class 1A IMO II/III Chem./Prod.
Avax	B	2007	47,834		Floating	Apr 2022	3-yr TC	May 2018	$15,015		PETROBRAS	Ice Class 1A IMO II/III Chem./Prod.
Akeraios	B	2007	47,781		Floating	Aug 2022	3-yr TC	Mar 2019	$17,306		PETROBRAS	Ice Class 1A IMO II/III Chem./Prod.
Anemos I	B	2007	47,782		Floating	Dec 2022	3-yr TC	Dec 2018	$17,306		PETROBRAS	Ice Class 1A IMO II/III Chem./Prod.
Apostolos	B	2007	47,782		Floating	Sep 2022	3-yr TC	Dec 2018	$17,306		PETROBRAS	Ice Class 1A IMO II/III Chem./Prod.
Alexandros II(8)	C	2008	51,258		Floating	Dec 2022	VC	—	—		—	IMO II/III Chem./Prod.
Aristotelis II(8)	C	2008	51,226	Fixed - $	250	June 2018	10-yr BC	Apr 2018	$6,600		INSW	IMO II/III Chem./Prod.
Aris II(8)	C	2008	51,218	Fixed - $	250	Aug 2018	10-yr BC	Jun 2018	$6,600		INSW	IMO II/III Chem./Prod.
Ayrton II	C	2009	51,260		Floating	Apr 2019	2-yr TC	Feb 2018	$17,775		CMTC	IMO II/III Chem./Prod.
Atrotos	B	2007	47,786		Floating	Apr 2019	3-yr TC	Nov 2018	$17,306		PETROBRAS	Ice Class 1A IMO II/III Chem./Prod.
Alkiviadis	A	2006	36,721		Floating	Oct 2020	1-yr TC	Jul 2018	$12,591		CSSA	Ice Class 1A IMO II/III Chem./Prod.
Assos	B	2006	47,872		Floating	Apr 2019	3-yr TC	Mar 2018	$15,015		PETROBRAS	Ice Class 1A IMO II/III Chem./Prod.
Aristotelis(13)	B	2013	51,604		Floating	Nov 2018	1-yr TC	Feb 2018	$13,578		CMTC	Eco IMO II/III Chem./Prod.
Active(17)	J	2015	50,136		Floating	Mar 2020	—	—	—		—	Eco IMO II/III Chem.Prod.
Amadeus(16)	J	2015	50,108		Floating	Jun 2020	1-yr TC	Oct 2018	$14,210		REPSOL	Eco IMO II/III Chem.Prod.
Amor(10)	J	2015	49,999		Floating	Oct 2021	0.2-yr TC	Jan 2018	$13,825	✓	CMTC	Eco IMO II/III Chem.Prod.
CRUDE TANKERS
Miltiadis M II	F	2006	162,397		Crude	Dec 2020	0.8-yr TC	Aug 2018	$18,000	✓	CMTC	Ice Class 1A Crude Oil Suezmax
Amoureux	D	2008	149,993		Crude	Dec 2020	1-yr TC	Mar 2018	$22,000		CMTC	Crude Oil Suezmax
Aias	D	2008	150,393		Crude	Dec 2020	3-yr TC	Jan 2018	$25,506		REPSOL	Crude Oil Suezmax
Amore Mio II	E	2001	159,982		Floating	May 2019	VC	—	—		—	Crude Oil Suezmax

Vessel name	Sister Vessels (1)	Year built	DWT – TEU(15)	OPEX (per day)(2)	Management Agreement Expiration	Charter Duration/ Type (3)	Expiry of Charter (4)	Daily Charter Rate (Net)	Profit Share (5)	Charterer (6)	Description
DRYBULK VESSEL
Cape Agamemnon(19)	G	2010	179,221	Floating	Jun 2021	10-yr TC	Jun 2020	$40,090		COSCO	Cape Size Dry Cargo
CONTAINER CARRIER VESSELS
Archimidis(14)	H	2006	108,892 – 8,266 TEU	Floating	Dec 2022	1-yr TC	Mar 2018	$8,147		PIL	Container Carrier
Agamemnon(14)	H	2007	108,892 – 8,266 TEU	Floating	Dec 2022	1-yr TC	Apr 2018	$8,147		PIL	Container Carrier
Hyundai Prestige(9)	I	2013	63,010 – 5,023 TEU	Floating	Sep 2018	12-yr TC	Dec 2024	$23,010		HMM	Eco Wide Beam Container Carrier
Hyundai Premium(9)	I	2013	63,010 – 5,023 TEU	Floating	Apr 2018	12-yr TC	Jan 2025	$23,010		HMM	Eco Wide Beam Container Carrier
Hyundai Paramount(9)	I	2013	63,010 – 5,023 TEU	Floating	Apr 2018	12-yr TC	Feb 2025	$23,010		HMM	Eco Wide Beam Container Carrier
Hyundai Privilege(9)	I	2013	63,010 – 5,023 TEU	Floating	Sep 2018	12-yr TC	Mar 2025	$23,010		HMM	Eco Wide Beam Container Carrier
Hyundai Platinum(9)	I	2013	63,010 – 5,023 TEU	Floating	Sep 2018	12-yr TC	Apr 2025	$23,010		HMM	Eco Wide Beam Container Carrier
CMA CGM Amazon	K	2015	115,534 – 9,288 TEU	Floating	Jun 2020	5-yr TC	May 2020	$38,759		CMA CGM	Eco-Flex, Wide Beam Container
CMA CGM Uruguay	K	2015	115,639 – 9,288 TEU	Floating	Sep 2020	5-yr TC	Aug 2020	$38,759		CMA CGM	Eco-Flex, Wide Beam Container
CMA CGM Magdalena	K	2016	115,639 – 9,288 TEU	Floating	Feb 2021	5-yr TC	Jan 2021	$38,759		CMA CGM	Eco-Flex, Wide Beam Container

TOTAL FLEET DWT:		2,643,600 – 69,511 TEU

(1)	Sister vessels and shipyards of origin are denoted in the tables by the following letters: (A) and (B) : these vessels were built by Hyundai MIPO Dockyard Co., Ltd., South Korea; (C): these vessels were built by STX Shipbuilding Co., Ltd., South Korea; (D): these vessels were built by Universal Shipbuilding Corp., Ariake, Japan; (E) and (F) : these vessels were built by Daewoo Shipbuilding and Marine Engineering Co., Ltd., South Korea; (G): this vessel was built by Sungdong Shipbuilding & Marine Engineering Co., Ltd., South Korea; (H): these vessels were built by Hyundai Heavy Industries Co. Ltd, South Korea; (I): these vessels were built by Samsung Heavy Industries (Ningbo) Co. Ltd.; (J): these vessels were built by Daewoo-Mangalia Heavy Industries S.A.
(2)	Floating: These vessels are managed under the floating fee management agreement entered into with our Manager. Crude: These vessels are managed under the Crude management agreement entered into between Crude and our Manager. Fixed: These vessels are managed under the fixed fee management agreement entered into with our Manager. For additional details regarding our management agreements please see “Item 4B: Business Overview—Our Management Agreements” above.
(3)	TC: Time Charter; BC: Bareboat Charter; VC: Voyage Charter.
(4)	Earliest possible redelivery date.
(5)	Product Tankers: 50/50 profit share on actual earnings settled every six months.
(6)	BP: BP Shipping Ltd.; INSW: certain subsidiaries of International Seaways Inc.; CMTC: Capital Maritime & Trading Corp. (our Sponsor); COSCO: COSCO Bulk Carrier Co. Ltd., an affiliate of the COSCO Group; HMM: Hyundai Merchant Marine Co. Ltd.; CSSA: CSSA S.A. (Total S.A.); CMA CGM: CMA CGM; PETROBRAS: Petroleo Brasileiro S.A.; REPSOL: Repsol Trading S.A.; PIL: Pacific International Lines (PTE) Ltd Singapore; FLOPEC: Empresa Publica Flota Petrolera Ecuatoriana – EP Flopec.
(7)	In March 2017, the M/T Aiolos (ex M/T British Emissary) and the M/T Aktoras (ex M/T British Envoy) were delivered to us from BP after completion of their respective bareboat charters. In August 2017, the companies owning the M/T Aiolos and the M/T Aktoras entered into time charters with CMTC for a period of ten to twelve months at a net daily rate of $10,863 plus 50/50 profit share each. Both charters commenced in September 2017. The M/T Aktoras was re-delivered to us on January 4, 2018 from its current charter with CMTC, in order to commence a charter with Shell for a period of twelve months +/- 30 days at a net daily rate of $12,994. The charterer has the option to extend the time charter for an additional twelve months +/-30 days at a net daily rate of $13,956. The new charter commenced on January 14, 2018.
(8)

On November 14, 2012, Overseas Shipholding Group Inc (“OSG”) filed for relief under Chapter 11 of the U.S. Bankruptcy Code. In connection with the restructuring, we agreed to enter into new charter contracts on substantially the same terms as the prior charters but at a daily bareboat rate of $6,250.

OSG subsequently spun off INSW. We consented to the assumption of the charters by INSW for an increase in the net daily hire rate of the M/T Aristotelis II, the M/T Alexandros II and the M/T Aris II from $6,250 to $6,600 commencing on November 30, 2016 until the end of their respective bareboat charter agreements, which will expire in 2018 for the M/T Aristotelis II and the M/T Aris II and expired in December 2017 for the M/T Alexandros II. As of December 31, 2017, the M/T Alexandros II is trading under voyage charter.
(9)	Each of the companies owning the M/V Hyundai Prestige, the M/V Hyundai Paramount, the M/V Hyundai Premium, the M/V Hyundai Privilege and the M/V Hyundai Platinum entered into a charter restructuring agreement with HMM on July 15, 2016. This agreement provides for the reduction of the charter rate payable under the respective charter parties by 20% to a net daily rate of $23,010 (from a net daily rate of $28,616) for a three and a half year period starting on July 18, 2016 and ending on December 31, 2019. The charter restructuring agreement further provides that at the end of the charter reduction period, the charter rate under the respective charter parties will be restored to the original net daily rate of $28,763 until the expiry of each charter.
(10)	Since the expiration of the two-year time charter with Cargill International S.A. in September 2017, the M/T Amor has been employed by CMTC for an additional two months +/– 15 days at a net daily rate of $13,825. The vessel was delivered to us on January 3, 2018. As of December 31, 2017, the vessel is trading under short term time charter.
(11)	On July 2, 2016, the M/T Agisilaos replaced the M/T Arionas under the charter party to Flopec at a net rate of $18,288 per day, as the M/T Arionas underwent its scheduled special survey.
(12)	In December 2016, the M/T Arionas was chartered to CMTC for one year +/- 30 days at a net daily rate of $10,863. The charterer has the option to extend the time charter for an additional one year +/-30 days at a net daily rate of $13,578. The charter commenced in January 2017.
(13)	In December 2016, the M/T Aristotelis was chartered to CMTC for one year +/- 30 days at a net daily rate of $13,578. The charterer has the option to extend the time charter for an additional one year +/-30 days at a net daily rate of $14,813. The charter commenced in January 2017. We agreed to sell the M/T Aristotelis in December 2017. We expect the sale to complete in March 2018.
(14)	The M/V Archimidis and the M/V Agamemnon are employed on time charters with PIL for one year +/- 30 days at a net rate of $8,147 per day.
(15)	DWT: Dead Weight Ton, TEU: Twenty-foot Equivalent Unit.
(16)	In August 2017, the M/T Amadeus was delivered to us from CMTC after completion of its two-year time charter. In August 2017, the company owning the M/T Amadeus entered into a one-year time charter+/– 30 days with Repsol at a net daily rate of $14,210. The charter commenced in November 2017. On December 29, 2017, Repsol exercised its option to extend the time charter for one additional year +/– 30 days at a net daily rate of $14,455.
(17)	In May 2017, the M/T Active was delivered to us from Cargill International S.A. after completion of its two-year time charter. Following the date of its redelivery, the vessel has been trading under short-term time charters.
(18)	In January 2018, the M/T Atlantas II was chartered to CMTC for a period of five to eight months at a net rate of $10,863 per day. The charter commenced in January 2018.
(19)	We currently maintain insurance to protect us against the loss of income that would result from COSCO’s failure or refusal to pay hire due under the time charter agreement. Under our revenue protection insurance, our insurer has agreed to pay us a maximum amount of $25,000 per day for each day of loss, defined as the difference between the hire contractually payable under the charter party agreement with COSCO and the replacement hire earned or that could be earned by us during the policy period expiring on July 30, 2020. Replacement hire is defined as the greater of the actual hire earned during the policy period and the average hire rate that the M/V Cape Agamemnon is capable of earning as determined by three independent shipbrokers.

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

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2017 and 2016; (ii) which of our vessels we believe has a charter free market value below its carrying value; and (iii) the aggregate difference between carrying value and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values.

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

Vessels	Date acquired by us	Carrying value as of December 31, 2017 (in millions of United States dollars)(1)		Carrying value as of December 31, 2016 (in millions of United States dollars)
M/T Atlantas II	04/04/2007	$18.1	*	$19.3	*
M/T Assos	04/04/2007 & 08/16/2010	$22.9	*	$24.4	*
M/T Aktoras	04/04/2007	$18.4	*	$19.7	*
M/T Agisilaos	04/04/2007	$19.0	*	$20.2	*
M/T Arionas	04/04/2007	$19.2	*	$20.5	*
M/T Avax	04/04/2007	$21.5	*	$22.9	*
M/T Aiolos	04/04/2007	$19.2	*	$20.5	*
M/T Axios	04/04/2007	$21.8	*	$23.2	*
M/T Atrotos	05/08/2007 & 03/01/2010	$22.3	*	$23.7	*
M/T Akeraios	07/13/2007	$22.3	*	$23.8	*
M/T Apostolos	09/20/2007	$24.9	*	$26.5	*
M/T Anemos I	09/28/2007	$24.9	*	$26.5	*
M/T Alexandros II	01/29/2008	$29.0	*	$30.9	*
M/T Amore Mio II	03/27/2008	$42.8	*	$47.2	*
M/T Aristotelis II	06/17/2008	$29.6	*	$31.4	*
M/T Aris II	08/20/2008	$29.9	*	$31.7	*
M/T Ayrton II	04/13/2009	$31.2	*	$33.0	*
M/T Alkiviadis	06/30/2010	$20.3	*	$21.7	*
M/V Cape Agamemnon	06/09/2011	$38.8	*	$40.7	*
M/T Miltiadis M II	09/30/2011	$38.0	*	$40.5	*
M/T Amoureux	09/30/2011	$39.7	*	$42.0	*
M/T Aias	09/30/2011	$39.6	*	$42.0	*
M/V Archimidis	12/22/2012	$49.9	*	$53.1	*
M/V Agamemnon	12/22/2012	$52.9	*	$55.5	*
M/V Hyundai Prestige	09/11/2013	$45.1	*	$47.1	*
M/V Hyundai Premium	03/20/2013	$44.3	*	$46.3	*
M/V Hyundai Paramount	03/27/2013	$44.4	*	$46.4	*
M/V Hyundai Privilege	09/11/2013	$45.2	*	$47.2	*
M/V Hyundai Platinum	09/11/2013	$45.2	*	$47.2	*
M/T Aristotelis	11/28/2013	$—		$33.6	*
M/T Active	03/31/2015	$32.5	*	$33.9	*
M/V CMA CGM Amazon	06/10/2015	$82.9	*	$86.4	*
M/T Amadeus	06/30/2015	$32.9	*	$34.3	*

M/V CMA CGM Uruguay	09/18/2015	$83.9*		$87.3*
M/V CMA CGM Magdalena	02/26/2016	$82.4	*	85.7	*
M/T Amor	10/24/2016	$30.2	*	31.4	*

Total		$1,265.2		$1,367.7

*	Indicates vessels for which we believe that, as of December 31, 2017 and 2016, the basic charter-free market value is lower than the carrying value. We believe that the aggregate carrying value of these vessels, assessed separately, exceeded their aggregate basic charter-free market value by approximately $262.4 million and $388.8 million as of December 31, 2017 and 2016, respectively. The decrease of $126.4 million in 2017 as compared to 2016 is primarily due to the increase in value for our container vessels and bulk carrier vessel, as a consequence of an improvement in charter markets. As discussed in “Critical Accounting Policies—Vessel Lives and Impairment,” we believe that the carrying values of our vessels as of December 31, 2017 and 2016 were recoverable as the undiscounted projected net operating cash flows of these vessels exceeded their carrying value by a significant amount.
(1)	Does not include the carrying value of the M/T Aristotelis, which we agreed to sell in December 2017 and was classified as “asset held for sale.”

Our Charters

As of December 31, 2017, 33 vessels in our fleet were under time or bareboat charters with an average remaining term under our charters of approximately 5.3 years. Under certain circumstances, we may operate our vessels in the spot market or certain of our vessels may remain idle until they are fixed under appropriate medium- to long-term charters. As our vessels come up for re-chartering, depending on the prevailing market rates, we may not be able to re-charter them at levels similar to their current charters, or at all, which may affect our business, financial condition, results of operations, cash flows, and ability to make distributions and service or refinance our debt. Please read “Item 4B: Business Overview—Our Fleet.” including the chart and accompanying notes, for more information on our time and bareboat charters, including counterparties, expected expiration dates of the charters and daily charter rates.

Time Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel’s owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate and the charterer is responsible for substantially all vessel voyage costs except for commissions which are assumed by the owner. The basic hire rate payable under the charters is a previously agreed daily rate, as specified in the charter, payable at the beginning of the month in U.S. Dollars. As of December 31, 2017, we had 33 vessels under time charter agreements, of which four contain profit-sharing provisions that allow us to realize, at a predetermined percentage, additional revenues when spot rates or actual charter rates are higher than the base rates incorporated in our charters or, in some instances, through greater utilization of our vessels by our charterers.

Profit Sharing Arrangements

As of December 31, 2017, we had profit sharing arrangements in place for the M/T Aktoras, the M/T Aiolos, the M/T Amor and the M/T Miltiadis M II, which were under time charter with Capital Maritime. These arrangements are based on the calculation of the vessel’s actual earnings and are settled every six months. In the event that the actual time charter equivalent (“TCE”) over that period is higher than the agreed daily charter rate of the vessel, we receive the basic net hire rate plus 50% of the excess over the gross daily charter rate. This means that actual voyage revenues earned and received, actual expenses incurred and actual time taken to perform the voyages during that period are used for purposes of the calculation.

The amounts received under profit-sharing arrangements are subject to the usual commissions payable to shipbrokers on gross charter rates. Please read “Item 4B: Business Overview—Our Fleet,” including the table and accompanying notes, for additional information.

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

As of December 31, 2017, we had two vessels under bareboat charter with subsidiaries of INSW. A third vessel, the M/T Alexandros II, was previously under bareboat charter with a subsidiary of INSW but was redelivered to us in December 2017.

Spot Charters

A spot charter generally refers to a voyage charter or a trip charter or a short-term time charter.

Voyage / Trip Charter

A voyage charter involves the carriage of a specific amount and type of cargo on a “load port-to-discharge port” basis, subject to various cargo handling terms. Under a typical voyage charter, the shipowner is paid on the basis of moving cargo from a loading port to a discharge port. In voyage charters the shipowner generally is responsible for paying both vessel operating costs and voyage expenses, and the charterer generally is responsible for any delay at the loading or discharging ports. Under a typical trip charter or short-term time charter, the shipowner is paid on the basis of moving cargo from a loading port to a discharge port at a set daily rate. The charterer is responsible for paying bunkers and other voyage expenses, while the shipowner is responsible for paying vessel operating expenses.

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

We have entered into three separate technical and commercial management agreements with Capital Ship Management for the management of our fleet: the fixed fee management agreement, the floating fee management agreement and, with respect to the vessels acquired as part of the merger with Crude Carriers, the Crude Carriers management agreement. Each vessel in our fleet is managed under the terms of one of these three agreements. The aggregate management fees paid to Capital Ship Management for the years ended December 31, 2017, 2016 and 2015 were $11.6 million, $10.9 million and $11.7 million, respectively.

For a more detailed description of the three management agreements and administrative services agreements we have entered into with Capital Ship Management, please read “Item 4B: Business Overview—Our Management Agreements” and “Item 7B: Related Party Transactions—Administrative and Executive Services Agreements with the Manager.”

Capital Ship Management operates under a safety management system in compliance with the International Maritime Organization’s ISM code and certified by Lloyd’s Register. Capital Ship Management’s management systems also comply with the Quality Standard ISO 9001, the Environmental Management Standard ISO 14001, the Occupational Health & Safety Management System 18001 and the Energy Management Standard 50001, all of which are certified by Lloyd’s. Capital Ship Management has furthermore implemented an “Integrated Management System Approach” verified by the Lloyd’s. Capital Ship Management also adopted “Business Continuity Management” principles in cooperation with Lloyd’s.

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

In 2014, Capital Ship Management was successfully assessed by Lloyd’s against the “IMO Strategic Concept of a Sustainable Shipping Industry.” It is the first shipping company worldwide to receive such certification, in line with Capital Ship Management strategy to be inspired by and apply the key principles and goals of the IMO Strategy for Sustainable Maritime Transport Systems. In particular, Capital Ship Management has established a task force to implement specific actions, plans, processes, and to develop systems addressing sustainability. Priority has been given to the promotion of a safety culture and environmental stewardship, as well as to the education, training and support of seafarers, technical co-operation, energy efficiency and ship-port interface, new technology and innovation, energy supply for ships, finance, liability and insurance mechanisms, maritime traffic support and advisory systems, ocean governance.

On April 2016, The GREEN4SEA Excellence Award was awarded to Capital Ship Management for demonstrating environmental excellence and performance above average. Our manager was distinguished for its strategy with a focus on environmental performance. During 2015 safety and environmental performance reached the highest level as all Key Performance Indicators were well superior to the industry standard. In July 2016, the “Green Environmental Achievement Award” was presented, for a consecutive year, to Capital Ship Management by the Port of Long Beach in Southern California, U.S.A. This award is being granted to operators that called the Port of Long Beach in 2015 and demonstrated that 90% or more of all their vessel trips complied with the Green Flag – Voluntary Vessel Speed Reduction Program.

In March 2017, Capital Ship Management completed the first accredited assessment of its MRV monitoring plan for the vessel M/T “Alkiviadis.” The assessment was performed by the world’s leading provider of professional assurance services, LRQA, which is a member of the Lloyd’s Register group (LR). Also in March 2017, Capital Ship Management was awarded the “Best Vessel Operator – Europe” Sea Transport Award 2017 by UK publication “Transport News” and AI Global Media Ltd. In April 2017, Capital Ship Management received a Certificate of Appreciation by the Australian Government and the Australian Maritime Safety Authority (AMSA) for the participation in a Maritime Winching exercise on M/V ‘Attikos‘, a 178,929 dwt Capesize bulk carrier.

Major Oil Company Vetting Process

Shipping in general, and crude oil, refined product and chemical tankers, in particular, have been, and will remain, heavily regulated. Many international and national rules, regulations and other requirements—whether imposed by the classification societies, international statutes (International Maritime Organization, SOLAS, MARPOL, etc.), national and local administrations or industry—must be complied with in order to enable a shipping company to operate and a vessel to trade.

Traditionally there have been relatively few large players in the oil trading business and the industry is continuously consolidating. The so-called “oil majors companies,” such as BP, Chevron Corporation, Philips66 Inc., ExxonMobil Corporation, Royal Dutch Shell plc, Statoil ASA, and Total S.A., together with a few smaller companies, represent a significant percentage of the production, trading and, especially, shipping logistics (terminals) of crude and refined products worldwide. Concerns for the environment, health and safety have led the oil majors to develop and implement a strict due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel.

While a plethora of parameters are considered and evaluated prior to a commercial decision, the oil majors, through their association, the Oil Companies International Marine Forum (“OCIMF”), have developed and are implementing two basic tools: (i) a Ship Inspection Report Programme (“SIRE”) and (ii) the Tanker Management & Self-Assessment (“TMSA”) Program. The former is a physical ship inspection based upon a thorough vessel inspection questionnaire and performed by accredited OCIMF inspectors, resulting in a report being logged on SIRE, while the latter is a recent addition to the risk assessment tools used by the oil majors.

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

We believe Capital Maritime and Capital Ship Management are among a small number of ship management companies to have undergone and successfully completed audits by seven major international oil companies in the last few years (i.e., BP, Chevron Corporation, Philips 66 Inc., ExxonMobil Corporation, Royal Dutch Shell plc, Statoil ASA, Tesoro, Repsol and Total S.A.).

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

For the maintenance of the class certificate, regular and extraordinary surveys of hull and machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•	Annual surveys, which are conducted for the hull and the machinery at intervals of 12 months (or up to 15 months) from the date of commencement of the class period indicated on the certificate.

•	Intermediate surveys, which are extended annual surveys and are typically conducted each two and a half years (or up to three years) after completion of each class renewal survey. In the case of newbuildings and or vessels of up to 15 years of age, the requirements of the intermediate survey can be met through an underwater inspection in lieu of drydocking the vessel. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•	Class renewal surveys (also known as special surveys) are carried out at the intervals indicated by the classification for the hull, which are usually at five-year intervals. During the special survey, the vessel is thoroughly examined, including Non-Destructive Inspections to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society will order steel renewals. The classification society may grant a three-month extension for completion of the special survey under certain conditions. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every five years, a ship-owner or manager has the option, depending on the type of ship, of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class.

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

Most vessels are also drydocked every two and a half years for inspection of the underwater parts and any deficiencies identified during the inspections need to be rectified either during the inspection or at a later stage if that is found to be appropriate based on its class. The classification surveyor in this case will issue a “recommendation” which must be rectified by the ship-owner within prescribed time limits. Class and SOLAS rules allow one of the bottom surveys (the intermediate one) in a five-year period to be carried out afloat instead of by dry docking; however this is only applicable for certain ship types and for modern vessels of up to 15 years of age.

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

We believe our current insurance program is prudent. We currently carry the traditional range of marine and liability insurance coverage for each of our vessels to protect against most of the accident-related risks involved in the conduct of our business. Specifically we carry:

•	Hull and machinery insurance, which covers loss of or damage to a vessel due to marine perils such as collisions, grounding and heavy weather. Coverage is usually to an agreed “insured value” which, as a matter of policy, is never less than the particular vessel’s fair market value. Cover is subject to policy deductibles which are always subject to change.

•	Increased value insurance, which enhances hull and machinery insurance cover by increasing the insured value of the vessels in the event of a total loss casualty.

•	Protection and indemnity insurance, which is the principal coverage for third-party liabilities and indemnifies against such liabilities incurred while operating vessels, including injury to the crew, third parties, cargo or third-party property loss (including oil pollution) for which the shipowner is responsible. We carry the current maximum available amount of coverage for oil pollution risks, $1.0 billion per vessel per incident.

•	War Risks insurance, which covers such items as piracy and terrorism.

•	Freight, Demurrage & Defense cover, which is a form of legal costs insurance covering certain costs of prosecuting or defending commercial (usually uninsured operating) claims.

In addition, in relation to our vessel M/V Cape Agamemnon, we currently maintain insurance to protect us against the loss of income that would result from the charterer’s failure or refusal to pay hires under the time charter agreement. Under our revenue protection insurance, our insurer has agreed to pay us a maximum amount per day for each day of loss, defined as the difference between the hire contractually payable under the charter and the replacement hire earned or that could be earned by us during the policy period where replacement hire is defined as the greater of the actual hire earned and the average hire rate that the vessel is capable of earning.

Not all risks are insured and not all risks are insurable. The principal insurable risks which nevertheless remain uninsured across the fleet are “loss of hire” and “strikes”. Except as described above with respect to the M/V Cape Agamemnon, we do not insure these risks because the costs are regarded as disproportionate to the benefit.

The following table sets forth certain information regarding our insurance coverage as of December 31, 2017:

Type	Aggregate Sum Insured for All Vessels in Our Existing Fleet*
Hull and Machinery	$1.958 billion
Increased Value (including Excess Liabilities)	$510 million additional “total loss” coverage
Hull & Machinery (War Risks)	$2.468 billion
Protection and Indemnity (P&I) Pollution liability claims	Up to $1.0 billion per incident per vessel

*	Our bareboat charterer is responsible for the insurance on the vessels. The values attributed to those vessels are in line with the values agreed in the relevant charters.

The International Shipping Industry

The seaborne transportation industry is a vital link in international trade, with ocean-going vessels representing the most efficient and often the only method of transporting large volumes of basic commodities and finished products. Demand for oil tankers is dictated by world oil demand and trade, which is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States, China and India. The drybulk trade is influenced by the underlying demand for the drybulk commodities, which, in turn, is influenced by the level of worldwide economic activity. Generally, growth in gross domestic product, or GDP, and industrial production correlate with peaks in demand for marine drybulk transportation services. A wide range of cargoes are transported by container but most notably container transportation is responsible for the shipment of a diverse selection of manufactured and consumer goods in unitized form. These cargoes are transported by container to end users in all regions of the world, and in particular, from key producing and manufacturing regions to end users in the world’s largest consumer economies. Growth in global container trade is being driven by growth in world merchandise trade, and the growing share in the containerized part thereof, along with the expansion in “containerization” of new commodities and the trend towards globalization. Please read “Item 3.D: Risk Factors—Risks relating to the tanker industry,” “Item 3.D: Risk Factors —Risks related to the drybulk industry, and –Risks related to the container carrier industry.”

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

Demand for tankers and tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity, as well as the long-term impact of oil prices on the location and related volume of oil production. Global oil demand returned to limited growth in 2010 and has since been expanding at a modest pace, driven by a steady rise in Asia. According to the International Energy Agency, global oil demand for 2017 is estimated to be 97.8 mb/day compared to 96.3 mb/day for 2016.

Tonnage of oil shipped is also influenced by transportation alternatives (such as pipelines) and the output of refineries. Over the past few years, refinery output in the United States has increased significantly as a result of ample and growing domestic crude supply and an abundance of cheap natural gas. In 2017, refinery runs in the United States reached new record levels, resulting in an increase in petroleum product exports. The key markets for products from the United States were Latin America, including Mexico, Brazil, Chile and Colombia among others, as well as Europe. Over the past few years, Asia and the Middle East have also experienced a significant increase in their refinery capacity. It is estimated that refinery capacity in the Middle East and Asia combined increased by 4.1 mb/day over the last five years. In 2018, a notable number of additional refineries are expected to start operations in Asia.

Growth in global container trade has been driven by growth in world merchandise trade, and the growing share in the containerized part thereof, along with the expansion in “containerization” of new commodities and the trend towards globalization. In general, although the global container trade has grown at a multiple of GDP, that multiple appears to be gradually reducing as some of the trends driving it begin to mature. It is estimated that demand for containerships grew at rate of 5% in 2017 compared to 4.1% in 2016.

Competition

We operate in a highly fragmented, highly diversified global market with many charterers, owners and operators of vessels.

Competition for charters in the tanker, drybulk and container markets can be intense. The ability to obtain favorable charters depends, in addition to price, on a variety of other factors, including the location, size, age, condition and acceptability of the vessel and its operator to the charterer. Although we believe that at the present time no single company has a dominant position in the markets in which we compete, that could change and we may face substantial competition for medium- to long-term charters from a number of experienced companies who may have greater resources or experience than we do when we try to re-charter our vessels, especially as a number of our vessels will come off charter during 2018. However, Capital Maritime is among a small number of ship management companies in the tanker sector that has undergone and successfully completed office assessments by seven major international oil companies in the last few years, including audits with BP, Chevron Corporation, Philips 66 Inc., ExxonMobil Corporation, Royal Dutch Shell plc, Statoil ASA, Tesoro, Repsol and Total S.A. We believe our ability to comply better with the rigorous standards of major oil companies relative to less qualified or experienced operators allows us to effectively compete for new charters.

Regulation

General

Our operations and our status as an operator and manager of ships are extensively regulated by international conventions, Class requirements, U.S. federal, state and local as well as non-U.S. health, safety and environmental protection laws and regulations, including OPA 90, the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Port and Tanker Safety Act, the Act to Prevent Pollution from Ships, the U.S. Clean Air Act (“Clean Air Act”), the U.S. Clean Water Act, as well as regulations adopted by the International Maritime Organization and the European Union, air emission requirements, IMO/USCG/EPA pollution regulations and various SOLAS amendments, as well as other regulations described below. In addition, various jurisdictions either have or are adopting ballast water management conventions to prevent the introduction of non-indigenous invasive species. Compliance with these laws, regulations and other requirements could entail additional expense, including vessel modifications and implementation of additional operating procedures.

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

We believe that we are in material compliance with OPA 90, CERCLA and all applicable state and local regulations in U.S. ports where our vessels call.

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

Administrative obligations, such as monitoring, recordkeeping and reporting requirements also apply. Implementation of the water treatment standards adopted by the USCG/EPA is required earlier than the implementation of equivalent standards agreed by the International Maritime Organization. For trading in the U.S. waters, vessels are to be fitted with ballast water treatment systems approved by the USCG at the first bottom survey after January 1, 2016. A number of BWTS technologies have Alternate Management System (“AMS”) extension approvals and a number of other systems have recently received a USCG type BWTS approval. We have obtained extensions for the majority of our vessels with due date of docking up to and including 2018 to carry out installation of BWTS at the next docking survey after December 31, 2018. Although future extensions may still be granted, obtaining an extension due to lack of type approved systems will now be more difficult because owners must prove that none of the recently approved systems are suitable for their vessels. Compliance with these requirements may impose substantial costs for retrofitting our vessels with BWTS or otherwise restrict our vessels from performing certain operations in U.S. waters that involve discharging of ballast water.

The Clean Air Act requires the EPA to promulgate standards applicable to emissions of volatile organic compounds, hazardous air pollutants and other air contaminants. The Clean Air Act also requires states to draft State Implementation Plans (“SIPs”) designed to attain national health-based air quality standards, which have significant regulatory impacts in major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Individual states, including California, also regulate vessel emissions within state waters. California also has adopted fuel content regulations that will apply to all vessels sailing within 24 miles of the California coastline or whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. In addition, the International Maritime Organization designates areas extending 200 miles from the U.S. territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Sulphur Emission Control Areas under amendments to the Annex VI of MARPOL (discussed below). In addition, regulatory initiatives to require cold-ironing (shore-based power while docked) or alternative emission reduction measures are under consideration or in the process of adoption in a number of jurisdictions to reduce air emissions from docked ships. Compliance with these regulations entails significant capital expenditures or otherwise increases the costs of our operations.

International Requirements

In September 1997, the International Maritime Organization adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special sulphur emission control areas to be established with more stringent controls on sulfur emissions (“SECA areas”).

Amendments to Annex VI to the MARPOL address particulate matter, nitrogen oxide and sulfur oxide emissions. The revised Annex VI reduces air pollution from vessels by, among other things (i) implementing a progressive reduction of sulfur oxide emissions from ships, and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The International Maritime Organization confirmed in October 2016 that a global 0.5% sulphur cap on marine fuels will come into force on January 1, 2020, as agreed in amendments adopted in 2008 for Annex VI to the MARPOL. Annex VI sets progressively stricter regulations to control sulphur oxides (SOx) and nitrous oxides (NOx) emissions from ships, which present both environmental and health risks. The 0.5% sulphur cap marks a significant reduction from the current global sulphur cap of 3.5%, which came into effect on January 1, 2012. When the 2020 sulphur cap was decided upon in 2008, it was also agreed that a review should be undertaken by 2018 to assess whether there was sufficient compliant fuel available to meet the 2020 effective date, failing which, the effective date could be deferred to 2025. That review was completed in July 2016 by a consortium of consultants led by CE Delft, and submitted to the International Maritime Organization’s Marine Environment Protection Committee (MEPC) during their 70th session. The review concluded that sufficient compliant fuel would be available to meet the new requirement. However, it remains uncertain if there will be sufficient refining capacity in 2020 to produce compliant marine fuels and installing alternative sulphur emission control equipment on vessels entails significant cost and may be technically infeasible or uneconomic for some vessels. Questions also remain as to how the sulphur cap will be enforced, as it is up to individual parties to MARPOL to enforce fines and sanctions.

Shipowners can meet the new requirements by continuing to use fuel types which exceed the 0.5% sulphur limit and retrofitting an approved Exhaust Gas Cleaning System (also known as scrubbers) to remove sulphur from exhaust, which might require a substantial capital expenditure and prolonged offhire of the vessel during installation; or use petroleum fuels such as marine gasoil (MGO), which meet the 0.5% sulphur limit. According to Clarksons Shipping Intelligence Network, the premium of MGO over 380 CST 3.5% bunker fuel in Rotterdam has averaged $244/mt over the last five years. Depending on the vessel type and size, this could mean a substantial increase in the cost of bunkers for the vessel. This cost could increase further if the refining sector is unable to cope with the higher distillate demand, resulting in a tight distillate market and wider spread between HSFOs and MGOs; or by retrofitting the vessel to handle alternative fuels, such as LNG, methanol, biofuels, LPG etc. Retrofitting vessels for the consumption of these type of alternative fuels would involve a substantial capital expenditure and might be uneconomical for most conventional vessel types given current technology and design challenges.

Additionally, as of January 1, 2015, more stringent sulfur emission standards apply in coastal areas designated as Sulphur Emission Control Areas. We incur additional costs to comply with these revised standards. A failure to comply with Annex VI requirements could result in a vessel not being able to operate. All of our vessels are subject to Annex VI regulations. We believe that our existing vessels meet relevant Annex VI requirements. Nevertheless, as most existing vessels are not designed to operate on ultra-low sulfur distillate fuel continuously, we are introducing mitigating measures and or modifications enabling vessels to operate continuously within SECA areas. These mitigation measures and modifications may increase our operating expenses.

New SOLAS requirements necessitate installation of ECDIS equipment for certain types of vessels at the first radio survey carried out after July 1, 2015. For container vessels, this requirement comes into force for their first radio survey after July 1, 2016. While some of our vessels are already fitted with ECDIS equipment requiring only minimal upgrades, a number of our vessels are not fitted with such equipment and additional expenditure might be incurred to comply with this regulation. Furthermore, recent rule changes to ECDIS performance standards as from September 1, 2017, may necessitate replacement of ECDIS equipment in case their upgrade is not possible. If that happens, this replacement might require increased capital expenditure for certain of our vessels.

The ISM code, promulgated by the International Maritime Organization, also requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM code requires that vessel operators obtain a safety management certificate for each vessel they operate. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM code. All of our ocean-going vessels are ISM certified.

Noncompliance with the ISM code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

Many countries have ratified and follow the liability plan adopted by the International Maritime Organization and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the “CLC”) (the United States, with its separate OPA 90 regime, is not a party to the CLC). Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain defenses. Under the Protocol for vessels of 5,000 to 140,000 gross tons, liability is limited to approximately $7.1 million plus $989.2 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately $140.7 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on December 31, 2010. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law regimes govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability required under the plan adopted by the International Maritime Organization.

In 2001, the International Maritime Organization adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), which imposes strict liability on ship owners for pollution damage caused by discharges of bunker oil in jurisdictional waters of ratifying states. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). Our fleet has been issued with a certificate attesting that insurance is in force in accordance with the insurance provisions of the convention.

IMO regulations also require owners and operators of vessels to adopt Shipboard Marine Pollution Emergency Plans (“SMPEPs”). Periodic training and drills for response personnel and for vessels and their crews are required.

The SMPEPs required for our vessels are in place.

In addition, our operations are subject to compliance with the International Bulk Chemical Code (“IBCC”) as required by MARPOL and SOLAS for chemical tankers built after July 1, 1986, which provides ship design, construction and equipment requirements and other standards for the bulk transport of certain liquid chemicals. Under October 2004 amendments to the IBCC (implemented to meet recent revisions to SOLAS and Annex II to MARPOL), some previously unrestricted vegetable oils, including animal fats and marine oils, must be transported in chemical tankers meeting certain double-hull construction requirements. Our vessels may transport such cargoes, but are restricted as to the volume they are able to transport per cargo tank. This restriction does not apply to edible oils. In addition, those amendments require re-evaluation of the categorization of certain products with respect to their properties as marine pollutants, as well as related ship type carriage requirements, etc.

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

The Kyoto Protocol to the United Nations Framework Convention on Climate Change, or Kyoto Protocol, requires participating countries to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which contribute to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, new treaties may be adopted in the future that include restrictions on shipping emissions. The European Union also has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In addition, the EPA has begun regulating greenhouse gas emissions under the Clean Air Act and climate change initiatives have been adopted by state and local jurisdictions and are being considered in the U.S. Congress. A consensus agreement reached at the 2015 United Nations Climate Change Conference in Paris and ratified in October 2016 commits participating nations to reduce greenhouse gas emissions with a goal of keeping global temperature increases well below two degrees Celsius, with regular five-year reviews of progress beginning in 2023. National and multilateral efforts to meet these goals could result in reductions in the use of carbon fuels generally, and stricter limits on greenhouse gas emissions from ships in particular. Any passage of climate control legislation or other regulatory initiatives by the International Maritime Organization, European Union, the U.S. or other countries where we operate that restrict emissions of greenhouse gases could have a financial impact on our operations that we cannot predict with certainty at this time. In addition, scientific studies have indicated that increasing concentrations of greenhouse gases in the atmosphere can produce climate changes with significant physical effects, such as increased frequency and severity of storms, floods and other severe weather events that could affect our operations. Increased concern over the effects of climate change may also affect energy strategies and consumption patterns which could adversely affect demand for the marine transport of petroleum products.

Disclosure of activities pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Section 13(r) requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings. Disclosure is required even where the activities, transactions or dealings are conducted in compliance with applicable law. Provided in this section is information concerning the activities of CPLP and its affiliates that occurred in 2017 and which CPLP believes may be required to be disclosed pursuant to Section 13(r) of the Exchange Act.

In 2017, vessels owned by CPLP and chartered under time charter parties to PCTC, a subsidiary of CMTC, our sponsor and the sole member of our General Partner, made four port calls to Iran to load crude oil and three port calls to Iran to discharge vegetable oils. These port calls represented approximately 0.4% of the total port calls made by all the vessels owned by CPLP in 2017. They each occurred while the respective vessel was sublet under voyage or time charter by PCTC to an unaffiliated sub-charterer under the instructions of such sub-charterer. As the vessel owner, we earned revenues at the agreed daily charter rates from PCTC under the applicable time charter. PCTC in turn earned revenues at the agreed freight or hire rate from the sub-charterers that employed the vessels. CPLP’s aggregate revenue attributable to the number of days that our vessels under time charters remained in ports in Iran was approximately $0.5 million, representing approximately 0.2% of our total revenues for the year ended December 31, 2017. We do not attribute profits to specific voyages.

Further, in 2017, vessels owned or chartered-in by CMTC (including the vessels chartered-in from CPLP by PCTC under time charters as described above) made 12 port calls to Iran to load crude oil and five port calls to Iran to discharge vegetable oils. These port calls represented 1.4% of the total port calls made by all the vessels owned or chartered-in by CMTC in 2017. They each occurred while the respective vessel was chartered out to an unaffiliated charterer or sub-charterer under the instructions of such charterer or sub-charterer. The aggregate revenue attributable to the number of days that the vessels under time charters remained in ports in Iran and to port calls made in Iran by vessels under voyage charters to unaffiliated charterers and sub-charterers was approximately $32.0 million, representing approximately 9.0% of CMTC’s total revenues during the year ended December 31, 2017. CMTC does not attribute profits to specific voyages.

As part of the voyage charter arrangements between CMTC and third-party charterers or sub-charterers, CMTC or its manager may pay fees and expenses related to the port calls made in Iran through a private third-party agent in Iran appointed by the third-party charterer or sub-charterer, which in 2017 did not include any payments for refueling or bunkers for the vessels making such port calls.

CPLP and CMTC believe that all activities, transactions and dealings involving Iran were consistent with sanctions. CPLP and CMTC intend to continue to charter their respective vessels to charterers and sub-charterers, including, as the case may be, Iran-related parties, who may make, or may sublet the vessels to sub-charterers who may make, port calls to Iran, so long as the activities continue to be permissible and not sanctionable under applicable U.S. and EU and other applicable laws.

C.	Organizational Structure

(1) Crude Carriers Investments Corp. owns 3,284,210 common units as of the date of this Annual Report.

Please also see Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein and Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2017.

D.	Property, Plants and Equipment

Other than our vessels, we do not have any material property. For further details regarding our vessels, including any environmental issues that may affect our utilization of these assets, please read “Item 4B: Business Overview—Our Fleet” and “—Regulation.” Our obligations under our credit facilities are secured by all our vessels. For further details regarding our credit facilities, please read “Item 5B: Liquidity and Capital Resources—Borrowings—Our Credit Facilities.”

Item 4A.	Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects.

You should read the following discussion of our financial condition and results of operations in conjunction with our audited consolidated Financial Statements for the years ended December 31, 2017, 2016, and 2015 and related notes included elsewhere in this Annual Report. Among other things, the Financial Statements include more detailed information regarding the basis of presentation for the following information. The Financial Statements have been prepared in accordance with U.S. GAAP and are presented in thousands of U.S. Dollars.

A.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are an international owner of tanker, container and drybulk vessels. We were organized in January 2007 by Capital Maritime, an international shipping company with a long history of operating and investing in the shipping market. Our fleet as of December 31, 2017 consisted of 36 high specification vessels with an average age of approximately 8.4 years. Our fleet is comprised of four Suezmax crude oil tankers (0.6 million dwt), 21 medium range product tankers (0.9 million dwt), ten neo-panamax container carrier vessels (0.9 million dwt) and one Capesize bulk carrier (0.2 million dwt). Our vessels are capable of carrying a wide range of cargoes, including crude oil, refined oil products, such as gasoline, diesel, fuel oil and jet fuel, edible oils and certain chemicals, such as ethanol, as well as dry cargo and containerized goods.

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

Consistent with this strategy, we currently have a right of first refusal to acquire five additional product tanker vessels from Capital Maritime. , as further described in “Item 4.A: History and Development of the Partnership—2015 Developments—Delivery of Dropdown Vessels.”

We generally rely on external financing sources, including bank borrowings and, depending on market conditions, the issuance of debt and equity securities, to fund the acquisition of new vessels. See “—B. Liquidity and Capital Resources” below.

As of December 31, 2017, the Marinakis family, including Evangelos M. Marinakis, our former chairman, may be deemed to beneficially own on a fully converted basis a 16.1% interest in us (17.7% on a non-fully converted basis), through, among others, Capital Maritime and Crude Carriers Investments.

Our Charters

We generate revenues by charging our charterers for the use of our vessels. Historically, we have provided services to our charterers under time or bareboat charter agreements. As of December 31, 2017, 33 of our vessels were either trading in the period market or were expected to commence period employment.

Our vessels are currently under contracts with INSW, HMM, CSSA S.A. (Total S.A.), COSCO, Repsol, Flopec, PIL, Petrobras, Shell, CMA CGM and Capital Maritime. In 2017, we re-chartered a total of thirteen vessels.

For the year ended December 31, 2017, Petrobras, Capital Maritime, HMM and CMA CGM accounted for 19%, 18%, 18% and 17% of our revenues, respectively. For the year ended December 31, 2016, HMM, Petrobras, CMA CGM and Capital Maritime accounted for 19%, 18%, 17% and 15% of our revenues, respectively. For the year ended December 31, 2015, Capital Maritime and HMM accounted for 29% and 21% of our revenues, respectively.

The loss of, default by or restructuring of any significant charterer or a substantial decline in the amount of services requested by a significant charterer could harm our business, financial condition and results of operations. As our fleet expands, we seek to enter into charters with new charterers and aim to maintain a portfolio that is diverse from a customer, geographic and maturity perspective. For information on the risks arising from a concentration of counterparties, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We currently derive all of our revenues from a limited number of charterers and the loss of any charterer or charter or vessel could result in a significant loss of revenues and cash flows.”

See also “Item 4B: Business Overview—Our Fleet,” “—Our Charters” and “—Our Charters—Profit Sharing Arrangements” for additional information on our charters.

HMM Restructuring

HMM, the charterer of five of our container vessels and one of our largest counterparties in terms of revenue, completed a financial restructuring in July 2016. We entered into a charter restructuring agreement with HMM on July 15, 2016. This agreement provides for the reduction of the charter rate payable under the respective charter parties by 20% to $23,480 per day (from a gross daily rate of $29,350) for a three and a half year period starting in July 2016 and ending in December 2019. The total charter rate reduction for the charter reduction period is approximately $37.0 million. The charter restructuring agreement further provides that at the end of the charter reduction period, the charter rate under the respective charter parties will be restored to the original gross daily rate of $29,350 until the expiry of each charter in 2024 and 2025. As compensation for the charter rate reduction, we received approximately 4.4 million HMM common shares, which we sold on the Stock Market Division of the Korean Exchange for an aggregate consideration of $29.7 million in August 2016.

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

In February 2016, we acquired the shares of the company owning the M/V CMA CGM Magdalena, the last of the five vessels we agreed to acquire from Capital Maritime pursuant to the Master Vessel Acquisition Agreement (to which we refer herein as the Dropdown Vessels), with time charter attached expiring in January 2021 (at the earliest). We accounted for this transaction as an acquisition of an asset. As we estimated that the daily charter rate of the time charter attached to the vessel was above market rates as of the transaction completion date, we allocated the total consideration for this acquisition to the vessel cost in the amount of $88.5 million and to the above market acquired charter in the amount of $3.2 million.

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

Industry Developments and Outlook

In 2017, the tanker charter market, where the majority of our fleet operates and where we expect the vast majority of our renewals will occur in the next couple of years, was overall weaker due to, among other factors, high oil inventories and increased supply of vessels. As a result, we secured employment for a number of our vessels at reduced rates on average in 2017. Oil demand growth is estimated by the International Energy Agency (“IEA”) at 1.6% for 2017 and 1.3% for 2018. However global oil inventories remained at above five-year average levels at the end of 2017 and as a result might adversely affect demand for tankers into 2018. In addition, according to Clarksons Shipping Intelligence Network, the total tanker orderbook stood at 11.7% of the current worldwide fleet with 56% of this expected to be delivered within 2018.

In 2017, in the container market, certain key routes have seen a resurgence in demand as compared to 2016, which has led to a decrease in the idle fleet of approximately 2% by year end and an overall increase in container charter rates and asset values. However, charter rates still remain below historical averages. While all but two of our container vessels come up for re-chartering after 2020, we depend on the ability of vessel charterers, which have come under significant financial stress, to honor their commitments. For further information, see “Item 3.D Risks Factors—Risks Related to the Container Carrier Industry—If our container carrier vessel charterers do not fulfill their obligations to us, or if they are unable to honor their obligations, our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt can be adversely affected.”

After reaching historical highs in mid-2008, charter hire rates for capesize drybulk carriers, such as the M/V Cape Agamemnon, have declined to historically low levels. In 2017, the drybulk market experienced some recovery in charter rates and asset values compared to 2016. The M/V Cape Agamemnon is currently deployed on a period time charter which is expected to expire on June 2020 (at the earliest). In the future, we may be forced to re-charter the M/V Cape Agamemnon pursuant to short-term time charters, and may be exposed to changes in the spot market and short-term charter rates for capesize drybulk carriers, all of which may affect our earnings and the value of the M/V Cape Agamemnon. For further information, see “Item 3.D Risks Factors—Risks Related to the Drybulk Industry—We are exposed to various risks in the international drybulk shipping industry, which is cyclical and volatile.”

Factors Affecting Our Future Results of Operations

We believe that the principal factors affecting our future results of operations are the economic, regulatory, financial, credit, political and governmental conditions prevailing in the shipping industry generally and in the countries and markets in which our vessels are chartered.

The world economy has experienced significant economic and political upheavals in recent history. In addition, credit supply has been constrained and financial markets have been particularly turbulent for master limited partnerships such as us. Protectionist trends, global growth and demand for the seaborne transportation of goods, including oil, oil products and dry and containerized goods, and overcapacity and deliveries of newly built vessels may affect the shipping industry in general and our business, financial condition, results of operations and cash flows.

We are exposed to the tanker market to a significant extent as (a) the majority of our vessels are either crude or product tankers and (b) most of the charters that have expired over the previous 12 months or we expect will expire in the coming 12 months are product or crude tanker charters. We expect 20 of our charters to expire in the coming 12 months compared to 12 charter expirations in 2017. 18 of these charter expirations relate to tanker vessels compared to ten tanker charter expirations in 2017.

Some of the key factors that we expect may affect our business, future financial condition, results of operations and cash flow include the following:

•	levels of oil product demand and inventories;

•	supply and demand for crude oil, oil products raw materials, dry cargo and containerized goods;

•	charter hire levels (under time and bareboat charters) and our ability to re-charter our vessels at competitive rates as their current charters expire;

•	developments in vessel values, which might affect our ability to comply with certain covenants under our credit facilities and/or refinance our debt;

•	our ability to comply with the covenants in our credit facilities, including covenants relating to the maintenance of vessel value ratios;

•	our level of debt and the related interest expense and amortization of principal;

•	our access to debt and equity, and the cost of such capital, required to acquire additional vessels and/or to implement our business strategy;

•	supply and orderbook of vessels, including tankers, container vessels and drybulk vessels;

•	the ability to increase the size of our fleet and make additional acquisitions that are accretive to our unitholders;

•	the ability of Capital Maritime’s commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our charters expire and our fleet expands;

•	the continuing demand for goods from China, India, Brazil and Russia and other emerging markets;

•	our ability to comply with new maritime regulations and the more restrictive regulations for the transport of certain products and cargoes and the increased costs associated therewith;

•	the increased costs associated with the renewal of our technical management agreement and the full transition to a floating fee based on actual expenses for certain of our vessels;

•	the effective and efficient technical management of our vessels;

•	the costs associated with upcoming drydocking of our vessels;

•	Capital Maritime’s ability to obtain and maintain major international oil company approvals and to satisfy their technical, health, safety and compliance standards;

•	the strength of and growth in the number of our customer relationships, especially with major international oil companies and major commodity traders;

•	the prevailing spot market rates and the number of our vessels which we may operate in the spot market;

•	our ability to acquire and sell vessels at prices we deem satisfactory; and

•	the level of any distribution on our common units.

Please read “Item 3.D: Risk Factors” for a discussion of certain risks inherent in our business.

Factors to Consider When Evaluating Our Results

We believe it is important to consider the following factors when evaluating our results of operations:

•	Size of our Fleet. During 2017, the weighted average number of our vessels increased by 0.97 vessels compared to the year 2016, as we took delivery of the M/V Anaxagoras (renamed to “CMA CGM Magdalena”) and the M/T Amor on February 26, 2016 and October 24, 2016, respectively. As our fleet grows or as we dispose of our vessels, our results of operations reflect the contribution to revenue of, and the expenses associated with, a varying number of vessels over time, which may affect the comparability of our results year-on-year. Please see “—Overview—Accounting for Acquisitions” for information on the accounting treatment of vessel acquisitions for the period under review and Note 1 (Basis of Presentation and General Information) to the Financial Statements included herein.

•	Management Structure and Operating Expenses. We have entered into three separate technical and commercial management agreements with Capital Ship Management for the management of our fleet: the fixed fee management agreement, the floating fee management agreement and, with respect to the vessels acquired as part of the merger with Crude Carriers, the Crude Carriers management agreement. Each agreement has a different operating expenses structure. In 2017, three vessels, which were previously managed under the fixed fee management agreement and were employed under bareboat charter agreements transitioned to a floating fee arrangement and incurred operating expenses. We expect that the remaining two vessels in our fleet that are still managed under the fixed fee management agreement and are currently employed under bareboat charter agreements, will over time transition to floating fee arrangements and that newly acquired vessels will also be managed under floating fee management arrangements. For information on our management agreements and the fees we pay to our Manager, please read “Item 4B: Business Overview—Our Management Agreements.”

Results of Operations

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Our results of operations for the years ended December 31, 2017 and 2016 differ primarily due to:

•	the increase in the weighted average number of our vessels as we took delivery of the M/V Anaxagoras (renamed to “CMA CGM Magdalena”) and the M/T Amor on February 26, 2016 and October 24, 2016, respectively;

•	lower charter rates as a result of weaker market conditions for product and crude tankers on the back of increased tonnage availability, high oil and oil product inventories and OPEC/Non-OPEC oil production cuts, a trend that we expect to continue at least for the short term and that we anticipate may further affect our earnings as a significant number of our charters will expire in 2018;

•	the increase in the number of vessels in our fleet incurring operating expenses following the redelivery by their charterer of the M/T Atlantas II in September 2016 and the M/T Aiolos and the M/T Aktoras in March 2017, which were previously employed on bareboat charters; and

•	higher interest costs incurred as a result of an increase in the LIBOR weighted average interest rate during the year ended December 31, 2017 compared to the year ended December 31, 2016.

Total Revenues

Total revenues, consisting of time, voyage and bareboat charter revenues, amounted to $249.1 million for the year ended December 31, 2017 compared to $241.6 million for the year ended December 31, 2016.

The increase of $7.5 million was primarily attributable to the increase in vessel operating days as the weighted average size of our fleet expanded by 0.97 vessels in 2017 and the decrease in the number of off-hire days incurred by our vessels during the year 2017, partly offset by lower charter rates earned by certain of our vessels compared to the average charter rates earned during the year 2016 as result of, among other factors, weaker market conditions for product and crude tankers. For the year ended December 31, 2017, related party revenues increased to $44.7 million, compared to $36.0 million for the year ended December 31, 2016 as the average number of vessels chartered by Capital Maritime increased by 2.7 vessels. Time, voyage and bareboat charter revenues are mainly comprised of the charter hires received from unaffiliated third-party charterers and Capital Maritime, and are generally affected by the number of vessel operating days, the average number of vessels in our fleet and the charter rates.

For the year ended December 31, 2017, Petrobras, Capital Maritime, HMM and CMA CGM accounted for 19%, 18%, 18% and 17% of our total revenues, respectively. For information on the risks arising from a concentration of counterparties, see “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Operations—We currently derive all of our revenues from a limited number of charterers and the loss of any charterer or charter or vessel could result in a significant loss of revenues and cash flows.”

Please read “Item 4B: Business Overview—Our Fleet” and “—Our Charters” for information about the charters on our vessels, including daily charter rates.

Voyage Expenses

Total voyage expenses amounted to $15.2 million for the year ended December 31, 2017, compared to $10.3 million for the year ended December 31, 2016. The increase of $4.9 million was primarily attributable to the increase in the number of voyage charters under which certain of our vessels were employed during the year 2017, compared to the year 2016. Voyage expenses primarily consist of bunkers, port expenses, canal dues and commissions. Commissions are paid to shipbrokers for negotiating and arranging charter party agreements on our behalf. Voyage expenses incurred during time and bareboat charters are paid for by the charterer, except for commissions, which are paid for by us. Voyage expenses incurred during voyage charters are paid for by us. Please also refer to Note 10 (Voyage Expenses and Vessel Operating Expenses) to the financial statements included herein for information on the composition of our voyage expenses.

Vessel Operating Expenses

For the year ended December 31, 2017, our total vessel operating expenses amounted to $86.1 million compared to $77.5 million for the year ended December 31, 2016. The $8.6 million increase in total vessel operating expenses primarily reflects the expansion in the weighted average size of our fleet and the increase in the number of vessels in our fleet incurring operating expenses, following the redelivery of the M/T Atlantas II, the M/T Aktoras and the M/T Aiolos, which were previously employed under bareboat charters.

Total vessel operating expenses for the year ended December 31, 2017 include expenses of $11.6 million incurred under the management agreements we have with our Manager, compared to $10.9 million during the year ended December 31, 2016.

See Note 10 (Voyage Expenses and Vessel Operating Expenses) to the financial statements included herein for information on the composition of our vessel operating expenses.

General and Administrative Expenses

General and administrative expenses amounted to $6.2 million for the year ended December 31, 2017, compared to $6.3 million for the year ended December 31, 2016. General and administrative expenses include board of directors’ fees and expenses, audit and certain legal fees, and other fees related to the expenses of the publicly traded partnership.

Vessel Depreciation and Amortization

Depreciation and amortization amounted to $74.0 million for the year ended December 31, 2017, compared to $71.9 million for the year ended December 31, 2016. The increase was due to the increase in the average number of vessels in our fleet.

Depreciation is expected to increase if the average number of vessels in our fleet increases.

Impairment of vessel

Impairment of vessel amounted to $3.3 million for the year ended December 31, 2017 and represents the difference between the carrying and the fair market value of the M/T Aristotelis, which we agreed to sell on December 22, 2017. The vessel was classified as held for sale and written down to its fair value less estimated sale costs. The fair value of the M/T Aristotelis was based on its transaction price, as the sale price was agreed with an unaffiliated third party.

Please see Note 5 (Fixed assets and assets held for sale) and Note 8 (Financial Instruments) to our Financial Statements included herein for more information on impairment charges.

Total Other Expense, Net

Total other expense, net for the year ended December 31, 2017 amounted to $25.8 million, compared to $23.2 million for the year ended December 31, 2016. The increase of $2.6 million reflects higher interest costs incurred mainly as a result of the increase in the LIBOR weighted average interest rate for the year ended December 31, 2017 compared to the year ended December 31, 2016.

Interest expense and finance costs include interest expense, amortization of financing charges, commitment fees and bank charges.

The weighted average interest rate on the loans outstanding under our credit facilities for the year ended December 31, 2017 was 4.29%, compared to 3.73% for the year 2016. Please also refer to Note 7 (Long Term Debt) to the Financial Statements included herein.

Net Income

Net income for the year ended December 31, 2017 amounted to $38.5 million compared to $52.5 million for the year ended December 31, 2016.

For a list of factors which we believe are important to consider when evaluating our results, please refer to the discussion under “—Factors to Consider When Evaluating Our Results” and “—Factors Affecting our Results of Operations.”

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Our results of operations for the years ended December 31, 2016 and 2015 differ primarily due to the expansion of our fleet and the resulting increase in the weighted average number of vessels.

On February 26 and October 24, 2016, we took delivery of the M/V CMA CGM Magdalena and the M/T Amor, respectively. On March 31, June 10, June 30 and September 18, 2015, we took delivery of the M/T Active, the M/V CMA CGM Amazon, the M/T Amadeus and the M/V CMA CGM Uruguay, respectively.

Total Revenues

Total revenues, consisting of time, voyage and bareboat charter revenues, amounted to $241.6 million for the year ended December 31, 2016 compared to $220.3 million for the year ended December 31, 2015. The increase of $21.3 million was primarily attributable to the increase in vessel operating days as the weighted average size of our fleet expanded by 2.9 vessels, partly offset by lower charter rates earned by certain of our vessels compared to the average charter rates earned during the year 2015. For the year ended December 31, 2016, related party revenues decreased to $36.0 million, compared to $63.7 million for the year ended December 31, 2015 as the average number of vessels chartered by Capital Maritime decreased by 5.3 vessels. Time, voyage and bareboat charter revenues are mainly comprised of the charter hires received from unaffiliated third-party charterers and Capital Maritime, and are generally affected by the number of operating days, the weighted average number of vessels in our fleet and the charter rates.

Voyage Expenses

Total voyage expenses amounted to $10.3 million for the year ended December 31, 2016, compared to $6.9 million for the year ended December 31, 2015. The $3.4 million increase in voyage expenses was primarily attributable to the expansion of our fleet, voyage expenses incurred by the M/T Arionas, which traded in the spot market from July to December 2016, bunkers consumed during idle periods and ballast voyages performed by certain of our vessels during the year relating primarily to their scheduled drydocking, as well as certain crew expenses of Brazilian crew we are required to employ pursuant to the time charter agreements we entered into with Petrobras and which are included in our voyage expenses.

Vessel Operating Expenses

For the year ended December 31, 2016 our total vessel operating expenses amounted to $77.5 million compared to $70.3 million during the year ended December 31, 2015. The $7.2 million increase in total vessel operating expenses was primarily attributable to the increase in the weighted average size of our fleet by 2.9 vessels during the year 2016 compared to the year 2015. Total vessel operating expenses for the year ended December 31, 2016 included expenses of $10.9 million, incurred under the management agreements we have with our Manager, compared to $11.7 million during the year ended December 31, 2015.

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

The weighted average interest rate on the loans outstanding under our credit facilities for the year ended December 31, 2016 was 3.73%, compared to 3.18% for the year 2015. Please also refer to Note 7 (Long Term Debt) to the Financial Statements included herein.

Net Income

Net income for the year ended December 31, 2016 amounted to $52.5 million compared to $55.4 million for the year ended December 31, 2015.

B.	Liquidity and Capital Resources

As of December 31, 2017, total cash and cash equivalents were $63.3 million, and restricted cash (under our credit facilities) amounted to $18.0 million. As of December 31, 2017, there were no undrawn amounts under the terms of our credit facilities.

Generally, our primary sources of funds have been cash from operations, bank borrowings and securities offerings.

Depending on the prevailing market rates when our charters expire, we may not be able to re-charter our vessels at levels similar to their current charters, which may affect our future cash flows from operations. Cash flows from operations may be further affected by other factors described elsewhere in this Annual Report. See “Item 3. Key Information—D. Risk Factors.” We expect 20 of our charters to expire in the coming 12 months compared to 12 charter expirations in 2017. 18 of these charter expirations relate to tanker vessels compared to ten tanker charter expirations in 2017.

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

On May 22, 2017, we entered into a firm offer letter contemplating the 2017 credit facility for an aggregate principal amount of up to $460.0 million with a syndicate of lenders led by HSH and ING, as mandated lead arrangers and bookrunners, and BNP Paribas and National Bank of Greece S.A., as arrangers. On September 6, 2017, we entered into the loan agreement documenting the 2017 credit facility. On October 2, 2017, we repaid $14.0 million outstanding under our 2011 credit facility through available cash. On October 4, 2017 (or the Drawdown Date), we drew the full amount of $460.0 million under the 2017 credit facility and, together with available cash of $102.2 million, fully repaid total indebtedness of $562.2 million consisting of (i) $186.0 million under our 2007 credit facility, (ii) $181.6 million under our 2008 credit facility and (iii) $194.6 million under our 2013 credit facility.

The 2017 credit facility is comprised of two tranches. Tranche A, amounting to $259.0 million, is secured by 11 of our vessels and is required to be repaid in 24 equal quarterly instalments of $4.8 million in addition to a balloon instalment of $143.0 million, which is payable together with the final quarterly instalment in the fourth quarter of 2023. Tranche B, amounting to $201.0 million, is secured by 24 of our vessels and is required to be repaid fully in 24 equal quarterly instalments of $8.4 million with the final quarterly instalment in the fourth quarter of 2023. The first quarterly instalments under both tranches A and B were paid on January 4, 2018. The loans drawn under the 2017 credit facility bear interest at LIBOR plus a margin of 3.25%. The covenants under the credit facility are substantially similar to the covenants of our refinanced credit facilities and do not contain any restrictions on distributions to our unit holders in the absence of an event of default.

The table below presents our principal repayment schedule under our 2017 credit facility and the credit facility originally arranged by Capital Maritime in 2015 and assumed by us in 2016 (the “2015 credit facility”) as of December 31, 2017:

Facility	(In millions of U.S. Dollars)
	2018	2019	2020	2021	2022	2023	Total
2017 credit facility (1)	66.5	51.7	51.7	51.7	51.7	186.7	460.0

2015 credit facility	0.3	1.3	1.3	1.3	11.6	—	15.8

Total	66.8	53.0	53.0	53.0	63.3	186.7	475.8

(1)	The principal repayment schedule of the 2017 credit facility reflects the estimated partial prepayment of $14.8 million of Tranche A in connection with the sale of the M/T Aristotelis in 2018.

In April 2016, in the face of severely depressed trading prices for master limited partnerships, including us, a significant deterioration in our cost of capital and potential loss of revenue, our board of directors took the decision to protect our liquidity position by creating a capital reserve and setting distributions at a level that our board believes to be sustainable and consistent with the proper conduct of our business. We used cash accumulated as a result of quarterly allocations to our capital reserve to partially prepay our indebtedness as part of our refinancing in October 2017. We expect to continue to reserve cash in amounts necessary to service our debt in the future, including to make quarterly amortization payments. Please see “Item 8A: How We Make Cash Distributions” for further information on our cash distribution policy.

In September 2016, we entered into an equity distribution agreement with UBS. See above “Item 4A: History and Development of the Partnership—2016 Developments—At-the-market Offering.” For the period between the launch of the ATM offering and December 31, 2017, we issued 6.6 million new common units translating into net proceeds of $22.3 million (before offering expenses).

Subject to our ability to obtain required financing and access financial markets, we expect to continue to evaluate opportunities to acquire vessels and businesses. Subject to the acquisition of the M/T Anikitos, which we expect to complete in March 2018, we currently have no capital commitments to purchase or build additional vessels. Five of our vessels are scheduled to undergo their special survey during 2018.

Total partners’ capital as of December 31, 2017 amounted to $933.4 million compared to $927.8 million as of December 31, 2016, corresponding to an increase of $5.6 million. The increase primarily reflects net income of $38.5 million, net proceeds (after UBS’s commissions and offering expenses) of $17.6 million from the issuance of common units under our ATM offering and equity compensation expense of $1.2 million partially offset by $51.6 million of distributions declared and paid during the year ended December 31, 2017.

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

Cash Flows

The following table summarizes our cash and cash equivalents provided by / (used in) operating, financing and investing activities for the years presented below, in millions:

	2017	2016	2015
Net Cash Provided by Operating Activities	$127.0	$155.1	$134.2
Net Cash Used in Investing Activities	$(2.0)	$(91.8)	$(209.9)
Net Cash (Used in)/Provided by Financing Activities	$(168.3)	$(46.8)	$1.7

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $127.0 million for the year ended December 31, 2017, compared to $155.1 million for the year ended December 31, 2016. The decrease of $28.1 million was mainly attributable to (a) the decrease of $7.9 million in cash from operations, which was attributable to, among other factors, lower charter rates affecting our revenues and an increase in our total expenses, including vessel voyage, operating and total other expenses, net, and (b) the negative effect of the changes in our operating assets and liabilities amounting to $22.8 million, which were partially offset by a decrease of $2.5 million in dry-docking costs. Changes in our operating assets and liabilities were driven mainly by a reduction in deferred revenue in the year ended December 31, 2017, compared to the year ended December 31, 2016, which was primarily due to the receipt of the proceeds from the sale of HMM common shares in 2016, which is amortizing on a straight line basis within revenue, partially offset by (a) a reduction in the amounts we reimbursed to our Manager for expenses paid on our behalf, (b) an increase in accrued liabilities, as accrued interest for the first period of interest under our 2017 credit facility became payable in January 2018, and (c) an increase in trade accounts payable.

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

For an explanation of why our historical net cash provided by operating activities is not indicative of net cash provided by operating activities to be expected in future periods, please refer to the discussion under “—Factors to Consider When Evaluating Our Results” and “—Factors Affecting our Results of Operations.”

Net Cash Used in Investing Activities

Net cash used in investing activities refers primarily to cash used for vessel acquisitions and improvements.

Net cash used in investing activities for the year ended December 31, 2017 decreased to $2.0 million compared to $91.8 million during the year ended December 31, 2016, principally because we acquired no vessels in 2017, compared with the acquisition of the shares of two vessel-owning companies during the year 2016. Following the acquisitions that occurred during the year 2016, restricted cash increased by $1.0 million. Cash consideration paid for vessel improvements during the year ended December 31, 2017 amounted to $2.0 million compared to $1.2 million during the year ended December 31, 2016.

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

Net Cash (Used in)/Provided by Financing Activities

Net cash used in financing activities for the year ended December 31, 2017, was $168.3 million compared to $46.8 million for the year ended December 31, 2016. The increase of $121.5 million in net cash used in financing activities during 2017 was mainly attributable to the amounts prepaid in connection with the refinancing of our debt in October 2017 of $116.2 million and the decrease in proceeds from the issuance of long-term debt principally because we acquired no additional vessels in 2017, compared to $35.0 million of proceeds from the issuance of long term debt to partially finance the acquisition of CMA CGM Magdalena in 2016, partially offset by a decrease of $16.6 million in distributions paid to our unit holders and the increase of $13.8 million in net proceeds from the issuance of common units under our ATM offering during the year 2017 compared to the year 2016. See “Overview—Quarterly Cash Distributions on our Common Units.”

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

As of December 31, 2017, our total borrowings were $475.8 million, consisting of (i) $460.0 million principal amount outstanding under our 2017 credit facility and (ii) $15.8 million principal amount outstanding under the 2015 credit facility.

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

On January 17, 2018, we acquired from Capital Maritime the shares of the company owning the M/T Aristaios, for a total consideration of $52.5 million. We partially financed the acquisition with the assumption of a $28.3 million term loan under a credit facility previously arranged by Capital Maritime.

Our Credit Facilities

The Aristaios credit facility

The term loan drawn under the Aristaios credit facility bears interest at LIBOR plus a margin of 2.85% and is payable in twelve consecutive semi-annual instalments of approximately $0.9 million beginning in July 2018, plus a balloon payment payable together with the last semi-annual instalment due in January 2024.

The 2017 credit facility

On September 6, 2017, we entered into a loan agreement of up to $460.0 million which we drew on October 4, 2017. The 2017 credit facility is comprised of two tranches. Tranche A, amounting to $259.0 million, is secured by 11 of our vessels and is required to be repaid in 24 equal quarterly instalments of $4.8 million in addition to a balloon instalment of $143.0 million, which is payable together with the final quarterly instalment in the fourth quarter of 2023. Tranche B, amounting to $201.0 million, is secured by 24 of our vessels and is required to be repaid fully in 24 equal quarterly instalments of $8.4 million with the final quarterly instalment in the fourth quarter of 2023. The first quarterly instalments under both tranches A and B were paid on January 4, 2018. The loans drawn under the 2017 credit facility bear interest at LIBOR plus a margin of 3.25%.

The 2015 credit facility

On October 24, 2016, in connection with the acquisition of the M/T Amor, we assumed a $15.8 million loan drawn under the 2015 credit facility arranged by Capital Maritime. This loan bears interest at LIBOR plus a margin of 2.50% and is repayable in 17 equal quarterly instalments starting in October 2018 plus a balloon payment due on its final maturity date in November 2022.

All our credit facilities contain customary ship finance covenants, including restrictions as to changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness and the mortgaging of vessels. Our credit facilities also contain financial covenants (i) to maintain minimum free consolidated liquidity of at least $0.5 million per collateralized vessel, (ii) to maintain a ratio of EBITDA (as defined in each credit facility) to net interest expense of at least 2.00 to 1.00 on a trailing four-quarter basis and (iii) not to exceed a specified maximum leverage ratio, in the form of a ratio of total net indebtedness to (fair value adjusted) total assets of 0.750 in the case of our 2017 credit facility and a ratio of total net indebtedness to the market value of the vessel of 0.725 (in the case of the 2015 credit facility and the Aristaios facility).

In addition, our credit facilities require that we maintain a minimum security coverage ratio, usually defined as the ratio of the market value of the collateralized vessels or vessel and net realizable value of additional acceptable security to our outstanding loans under the credit facility. The security coverage ratio is 125% under our 2017 credit facility, 125% (as long as the vessel is under charter with Tesoro) and 140% (at all other times) under the Aristaios credit facility and 120% under the 2015 credit facility.

Under our credit facilities, the vessel owning companies may pay dividends or make distributions provided that no event of default has occurred and the payment of such dividend or distribution does not result in an event of default, including a breach of any of the financial covenants. Our credit facilities require the earnings, insurances and requisition compensation of the respective vessel or vessels to be assigned as collateral. Each also requires additional security, including pledge and charge on current account, corporate guarantee from each of the vessel owning companies and mortgage interest insurance.

Our obligations under our credit facilities are secured by first-priority mortgages covering our vessels and are guaranteed by each vessel owning company. Our credit facilities contain a “Market Disruption Clause,”

which the lenders may unilaterally trigger, requiring us to compensate the lenders for any increases to their funding costs caused by disruptions to the market. For the years ended December 31, 2017, 2016, and 2015, we did not incur additional interest expense due to the “Market Disruption Clause.”

As of December 31, 2017, we were in compliance with all financial debt covenants. Our ability to comply with the covenants and restrictions contained in our credit facilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, including interest rate developments, changes in the funding costs of our banks and changes in vessel earnings and vessel asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, we are unlikely to be able to make any distributions to our unitholders, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us, if any, may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Any contemplated vessel acquisitions will have to be at levels that do not breach the required ratios set out above. The global economic downturn that occurred in the last several years has had an adverse effect on vessel values, and economic conditions remain fragile with significant uncertainty surrounding levels of recovery and long-term economic growth effects. If the estimated asset values of the vessels in our fleet decrease, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities. A decline in the market value of our vessels could also affect our ability to refinance our credit facilities and/or limit our ability to obtain additional financing. A decrease of 10% in the aggregate fair market values of our vessels would not cause any violation of the total indebtedness to aggregate market value covenant contained in our credit facilities.

C. Research and Development

Not applicable.

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on, among other things, the demand and supply dynamics characterizing the tanker, container and drybulk markets at any given time. For other trends affecting our business please see other discussions in “Item 5—Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

E.	Off-Balance Sheet Arrangements

As of December 31, 2017, we have not entered into any off-balance sheet arrangements.

F.	Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2017 (in thousands of U.S. Dollars).

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	$475.8	$66.8	$106.0	$116.3	$186.7
Interest Obligations (1)	94.9	22.1	38.4	27.3	7.1
Management fee (2)	35.1	11.2	16.3	7.6	—

Total:	$605.8	$100.1	$160.7	$151.2	$193.8

(1)	For our 2017 and 2015 credit facilities, interest has been estimated based on the LIBOR Bloomberg forward rates and the margins as of December 31, 2017 of 3.25% and 2.5%, respectively.

(2)	The fees payable to Capital Ship Management represent fees for the provision of commercial and technical services such as crewing, repairs and maintenance, insurance, stores, spares and lubricants under our management agreements. Management fees under the floating fee and Crude Carriers management agreements have been increased annually based on the United States Consumer Price Index for October 2017. The amount of $7.6 million for payments due between three and five years has been calculated on the basis of the agreed expiration dates of our management agreements.

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

Vessel Lives and Impairment

The carrying value of each of our vessels represents its original cost (contract price plus initial expenditures) at the time of delivery or purchase less accumulated depreciation or impairment charges. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. However, in recent years, market conditions have changed significantly as a result of the credit crisis and the resulting slowdown in world trade. Charter rates for vessels have decreased and vessel values have been affected. We consider these market developments as indicators of potential impairment of the carrying amount of our assets. We performed undiscounted cash flow tests as of December 31, 2017 and 2016, as an impairment analysis, in which we made estimates and assumptions relating to determining the projected undiscounted net operating cash flows by considering the following:

•	the charter revenues from existing time charters for the fixed fleet days (our remaining charter agreement rates);

•	vessel operating expenses;

•	drydocking expenditures;

•	an estimated gross daily time charter equivalent for the unfixed days (based on the ten-year average historical one-year Time Charter Equivalent) over the remaining economic life of each vessel, excluding days of scheduled off-hires;

•	residual value of vessels;

•	commercial and technical management fees;

•	a utilization rate of 98.8% based on the fleet’s historical performance; and

•	the remaining estimated life of our vessels.

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

Our assumptions consider historical trends and our accounting policies are as follows:

•	in accordance with the prevailing industry standard, depreciation is calculated using an estimated useful life of 25 years for our vessels, commencing at the date the vessel was originally delivered from the shipyard;

•	estimated useful life of vessels takes into account design life, commercial considerations and regulatory restrictions based on our fleet’s historical performance;

•	estimated charter rates are based on rates under existing vessel contracts and thereafter at market rates at which we expect we can re-charter our vessels based on market trends. We believe that the ten-year average historical Time Charter Equivalent is appropriate (or less than ten years if appropriate data is not available) for the following reasons:

•	it reflects more accurately the earnings capacity of the type, specification, deadweight capacity and average age of our vessels;

•	it reflects the type of business concluded by us (period as opposed to spot);

•	it includes at least one market cycle; and

•	respective data series are adequately populated;

•	estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our vessels may spend operating on the spot market, based on the historical experience of our fleet;

•	estimates of operating expenses and drydocking expenditures are based on historical operating and drydocking costs based on the historical experience of our fleet and our expectations of future operating requirements;

•	vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate of $180 per ton; and

•	the remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in our depreciation calculations.

The impairment test that we conduct is most sensitive to variances in future time charter rates. Based on the sensitivity analysis performed for December 31, 2017 and 2016, we would begin recording impairment on the first vessel that will incur impairment by vessel type for time charter declines from their ten-year historical averages as follows:

	Percentage Decline from which Impairment would be Recorded
	Year ended December 31, 2017	Year ended December 31, 2016
Vessel
Product tankers	15.5%	24.6%
Suezmax vessels	13.1%	18.5%
Cape vessel	49.0%	59.6%
Container vessels 5,000 TEU	36.1%	36.7%
Container vessels 8,000 TEU	31.4%	40.2%
Container vessels 9,000 TEU	41.0%	40.1%

As of March 5, 2018 and December 31, 2017, our current rates for time charters on average were above / (below) their ten-year historical averages as follows:

	Time Charter Rates as Compared with Ten-year Historical Average (as percentage above/(below))
	As of March 5, 2018	As of December 31, 2017
Vessel
Product tankers	2.2%	4.2%
Suezmax vessels	(24.1)%	(15.9)%
Cape vessel	52.4%	52.4%
Container vessels 5,000 TEU	35.3%	35.3%
Container vessels 8,000 TEU	(69.9)%	(69.9)%
Container vessels 9,000 TEU	43.1%	43.1%

Based on the above assumptions we determined that the undiscounted cash flows support the vessels’ carrying amounts as of December 31, 2017 and 2016.

Please also read “Item 4B: Business Overview—Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels” for additional information.

Recent accounting pronouncements

Please see Note 2(q) (Significant Accounting Policies—Recent Accounting Pronouncements) to our Financial Statements included herein.

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

Our board of directors consists of seven persons, including two persons who are designated by our General Partner in its sole discretion and five directors who are elected by the common unitholders.

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

At our annual general meeting of unitholders held on September 8, 2017, Rory Hussey was elected to act as a Class I Director until the Partnership’s 2020 annual meeting of Limited Partners.

Vangelis Bairactaris resigned from his position as Class III Director and secretary with effect on February 28, 2018. The directors elected by our common unitholders, being Messrs. Forman, Hussey, Rasterhoff and Christacopoulos, resolved unanimously to elect Eleni Tsoukala to fill the vacancy, with effect on February 28, 2018, in accordance with the procedure established by the Partnership Agreement. Ms. Tsoukala will hold office as Class III Director until the Partnership’s 2019 annual meeting of the Limited Partners. Biographical information concerning Ms. Tsoukala is included below.

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

Our General Partner intends to cause its officers to devote as much time as is necessary for the proper conduct of our business and affairs. Our General Partner’s Chief Executive Officer, Gerasimos (Jerry) Kalogiratos, Chief Operating Officer, Mr. Gerasimos Ventouris, and Chief Financial Officer, Mr. Nikolaos Kalapotharakos, allocate their time between managing our business and affairs and the business and affairs of Capital Maritime. The amount of time they allocate between our business and the businesses of Capital Maritime varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

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

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors and our General Partner’s executive officers as of March 5, 2018.

Name	Age	Position
Keith Forman(4)	60	Director and Chairman of the Board(5)
Gerasimos (Jerry) Kalogiratos(1)	40	Director and Chief Executive Officer of our General Partner
Gerasimos Ventouris	67	Chief Operating Officer of our General Partner
Nikolaos Kalapotharakos	43	Chief Financial Officer of our General Partner
Gurpal Grewal(1)	71	Director
Rory Hussey(2)	66	Director(5)
Abel Rasterhoff(3)	77	Director(5)
Eleni Tsoukala(4)	40	Director
Dimitris P. Christacopoulos(3)	47	Director(5)

(1)	Appointed by our General Partner.
(2)	Class I director (term expires in 2020).
(3)	Class II director (term expires in 2018).
(4)	Class III director (term expires in 2019).
(5)	Member of our audit committee and our conflicts committee.

Biographical information with respect to each of our directors, our director nominees and our General Partner’s executive officers is set forth below. The business address for our executive officers is 3 Iassonos Street Piraeus, 18537 Greece.

Keith Forman, Director and Chairman of the Board.

Mr. Forman is the chairman of our board of directors and a member of our conflicts committee and audit committee. Mr. Forman joined our board on April 3, 2007. Mr. Forman has held a number of executive, director and advisory positions at investment companies and master limited partnerships throughout his career. Since May 2012, Mr. Forman has been acting as a senior advisor to Industry Funds Management, an Australian fund manager investing in infrastructure projects worldwide. Between December 2014 and December 2017, Mr. Forman served as president and chief executive officer of the now discontinued Rentech, Inc. Mr. Forman also served as a director of the general partner of CVR Partners between April 2016 and April 2017. Between November 2007 and March 2010, Mr. Forman was a partner and chief financial officer of Crestwood Midstream Partners, a private equity-backed investment partnership active in the midstream energy market. Prior to his tenure at Crestwood, Mr. Forman was senior vice president, finance for El Paso Corporation, vice president of El Paso Field Services, and from 1992 to 2003, chief financial officer of GulfTerra Energy Partners L.P., a publicly traded master limited partnership. Mr. Forman holds a B.A. degree in economics and political science from Vanderbilt University.

Gerasimos (Jerry) Kalogiratos, Director and Chief Executive Officer.

Mr. Kalogiratos was appointed as the Chief Executive and Chief Financial Officer of our General Partner on June 12, 2015 and remained as Chief Financial Officer until February 28, 2018, when he was succeeded by Mr. Nikolaos Kalapotharakos. He joined our board of directors in December 2014. Mr. Kalogiratos joined Capital Maritime & Trading Corp. in 2005 and was part of the team that completed the IPO of Capital Product Partners L.P. in 2007. He has also served as Chief Financial Officer and director of NYSE-listed Crude Carriers Corp. before its merger with us in September 2011. He has over 11 years of experience in the shipping and finance industries, specializing in vessel acquisition and projects and shipping finance. Before he joined Capital Maritime, he worked in equity sales in Greece. He completed his MA in European Economics and Politics at the Humboldt University in Berlin and holds a B.A. degree in Politics, Philosophy and Economics from the University of Oxford in the United Kingdom and an Executive Finance degree from the London Business School.

Nikolaos Kalapotharakos, Chief Financial Officer.

Mr. Kalapotharakos was appointed as Chief Financial Officer of our General Partner on February 28, 2018. Mr. Kalapotharakos joined Capital Maritime & Trading Corp. in January 2016 as deputy Chief Financial Officer. He started his professional career in 2001 at PricewaterhouseCoopers (PwC) where he served as an external auditor specializing in shipping companies until 2007 before joining Globus Maritime Limited, a Nasdaq listed owner of drybulk vessels, where he served as its financial controller until the end of 2015. Mr. Kalapotharakos holds a BSc in Economics and Social studies in Economics from the University of Wales, Aberystwyth U.K. and an MSc in Financial and Business Economics from the University of Essex U.K.

Gurpal Grewal, Director.

Mr. Gurpal Grewal joined our board of directors on November 16, 2017, replacing Mr. Nikolaos Syntychakis who resigned as an Appointed Director of the Partnership. Mr. Gurpal Grewal currently serves as technical director of Capital Ship Management Corp., the Partnership’s manager. Mr. Grewal is a chartered engineer and has over 35 years of experience in new building design, construction, and supervision of bulk carriers, tankers, LPG and LNG vessels. He previously served as technical director for both Quintana Shipping Co. and Marmaras Navigation Ltd. Between 2004 and 2008, Mr. Grewal was a member of the board of directors and conflicts committee of Quintana Maritime Co. Between June 1998 and September 2005, Mr. Grewal served as technical director and principal surveyor for Lloyd’s Register of Shipping and Industrial Services S.A. (“Lloyd’s Register”) in Greece. Mr. Grewal was also previously employed by Lloyd’s Register in London as a senior ship and engineer surveyor in the Fleet Services Department. In addition, from 1996 to 1998, Mr. Grewal served as assistant chief resident superintendent with John J. McMullen & Associates, New York, where he supervised the new building of product tankers in Spain. Prior to 1996, Mr. Grewal served for ten years as senior engineer at Lloyd’s Register supervising the construction of new building vessels in a variety of shipyards.

Rory Hussey, Director.

Mr. Rory Hussey joined our board of directors on September 8, 2017 and serves on our conflicts committee and our audit committee. Mr. Hussey most recently served as a Managing Director of ING Bank N.V., in charge of ING’s ship finance business in Southern Europe and the Middle East. Mr. Hussey retired from his position in July 2017. Mr. Hussey started his career with Citibank’s shipping team in 1974. He held a variety of positions within Ship Finance at Citibank and worked for 20 years in Hong Kong, New York, Taipei, and Athens. After returning to London, he headed Citi’s transportation finance syndications team. He joined ING Bank N.V. in 2001 in charge of shipping syndications before becoming head of Sales for the London Syndications team. Mr. Hussey subsequently returned to ship finance and became Managing Director of ING Bank in 2009. Mr. Hussey holds a M.Sc. (Econ) from the London School of Economics and Political Science.

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

Eleni Tsoukala, Director and Secretary.

Ms. Tsoukala was appointed to our board of directors on February 28, 2018. Ms. Tsoukala is the managing partner and founder of Tsoukala & Partners Law Firm, a leading Greek business law firm. Her legal practice includes corporate advice in cross-border and domestic transactions. Between 2004 and 2007, Ms. Tsoukala served as legal advisor to the Greek Deputy Minister of Finance. Between 2001 and 2003, Ms. Tsoukala practiced at an international law firm in London. Ms. Tsoukala holds an LL.M. degree in International Business Law from University College London and an LL.B. degree from the University of Oxford and is a qualified attorney-at-law admitted to the bar in England and Greece.

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

Executive Compensation

We and our General Partner were formed in January 2007. Prior to April 3, 2007, neither we nor our General Partner paid any compensation to our directors or our General Partner’s officers, nor accrued any obligations with respect to management incentive or retirement benefits for our directors or our General Partner’s officers. The compensation of our General Partner’s Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer is set and paid by our General Partner, and we reimburse our General Partner for such costs and related expenses under relevant executive service agreements. We do not have a retirement plan for our General Partner’s executive officers or directors. Officers and employees of our General Partner or its affiliates may participate in employee benefit plans and arrangements sponsored by Capital Maritime, our General Partner or their affiliates, including plans that may be established in the future.

Compensation of Directors

Our directors receive compensation for their services as directors, as well as for serving in the role of committee chair, and have also received restricted units. Please read “Item 6E: Share Ownership—Omnibus Incentive Compensation Plan” for additional information. For the year ended December 31, 2017, our directors, including our chairman, received an aggregate amount of $0.5 million. In lieu of any other compensation, our chairman receives an annual fee for acting as a director and as the chairman of our board of directors. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees and is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

Services Agreement

Under separate service agreements entered into between our General Partner and its Chief Executive Officer and Chief Operating Officer, if a change in control affecting us occurs, each of our General Partner’s officers may resign within six months of such change in control. There are no service agreements between any of the directors and us.

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

During the year ended December 31, 2017, our board of directors held eight meetings. Even if Board members are not able to attend a board meeting, all board members are provided information related to each of the agenda items before each meeting, and can therefore, provide counsel outside regularly scheduled meetings. All directors were present at all meetings of the board of directors and all meetings of committees of the board of directors on which such director served.

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

Audit Committee. The audit committee of our board of directors is composed of three or more independent directors, each of whom must meet the independence standards of the Nasdaq Global Select Market, the SEC and any other applicable laws and regulations governing independence from time to time. The audit committee is currently comprised of directors Abel Rasterhoff (chair), Rory Hussey, Keith Forman and Dimitris Christacopoulos. All members of the committee are financially literate and our board of directors has determined that Mr. Rasterhoff qualifies as an “audit committee financial expert” for purposes of the U.S. Sarbanes-Oxley Act of 2002. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. The audit committee met four times during the year ended December 31, 2017, on January 18, April 20, July 20 and October 19.

Conflicts Committee. The conflicts committee of our board of directors is composed of the same directors constituting the audit committee, being Keith Forman (chair), Abel Rasterhoff, Rory Hussey and Dimitris Christacopoulos. The members of our conflicts committee may not be officers or employees of our General Partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the Nasdaq Global Select Market to serve on an audit committee of a board of directors and certain other requirements. The conflicts committee reviews specific matters that the board believes may involve conflicts of interest and determines if the resolution of the conflict of interest is fair and reasonable to us. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our General Partner or its affiliates of any duties any of them may owe us or our unitholders. The conflicts committee met three times during the year ended December 31, 2017, on March 16, August 24 and October 23.

D.	Employees

We currently do not have our own executive officers or employees and expect to rely on the officers of our General Partner to manage our day-to-day activities consistent with the policies and procedures adopted by our board of directors. All of the executive officers of our General Partner and one of our directors also are executive officers, directors or employees of affiliates of Capital Maritime.

E.	Share Ownership

As of December 31, 2017:

•	850,000 restricted common units had been issued under our Plan (described below) out of which 304,998 had vested as of December 31, 2017;

•	Our director Keith Forman has owned a small number of common units since the date of our IPO. In addition, restricted common units were also issued in August 2010 and December 2015 to all members then-serving on our board of directors under the terms of our Plan (described below), which such members may be deemed to beneficially own, or to have beneficially owned. A portion of shares issued to our director Dimitris Christacopoulos, when he was a member of the board of directors of Crude Carriers, converted to common units in us in the same manner as all shares converted under the terms of our merger agreement. No member of our board of directors owns common or restricted units in a number representing more than 1.0% of our outstanding common units; and

•	The Marinakis family, including Evangelos M. Marinakis, our former chairman, through its beneficial ownership of Capital Maritime and Crude Carriers Investments, may be deemed to beneficially own, or to have beneficially owned, all of our common units held by Capital Maritime and Crude Carriers Investments.

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

As of December 31, 2017, our partners’ capital consisted of 127,246,692 common units, of which 106,670,714 were owned by non-affiliated public unitholders, 12,983,333 Class B Units, no subordinated units and 2,439,989 general partner units. The Marinakis family, including Evangelos M. Marinakis, our former chairman, may be deemed to beneficially own on a fully converted basis a 16.1% interest in us (17.7% on a non-fully converted basis), through, among others, Capital Maritime, which may be deemed to beneficially own a 13.8% interest in us, including 17,291,768 common units and a 1.7% interest in us (1.9% on a non-fully converted basis) through its ownership of our General Partner, and Crude Carriers Investments, which may be deemed to beneficially own a 2.3% interest in us.

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

Name of Beneficial Owner	Number of Common Units Owned	Percentage of Total Common Units
Capital Maritime (1)(2)	17,291,768	13.6%
Crude Carriers Investments (2)	3,284,210	2.6%
All executive officers and directors as a group (8 persons) (3)	*	*

(1)	Excludes the 1.9% general partner interest (1.7% on a fully converted basis) held by our General Partner, a wholly owned subsidiary of Capital Maritime.
(2)	The Marinakis family, including Evangelos M. Marinakis, our former chairman, through its ownership of Capital Maritime and Crude Carriers Investments, may be deemed to beneficially own, or to have beneficially owned, all of our units held by Capital Maritime and Crude Carriers Investments.
(3)	Our director Keith Forman has owned a small number of common units since the date of our IPO. In addition, restricted common units were also issued in August 2010 to all members then-serving on our board of directors under the terms of our Plan, which such members may be deemed to beneficially own, or to have beneficially owned. The shares issued to our director Dimitris Christacopoulos, when he was a member of the board of directors of Crude Carriers, converted to common units in us in the same manner as all shares converted at the time of our merger with Crude Carriers. No member of our board of directors owns common or restricted units in a number representing more than 1% of our outstanding common units.

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

Capital Maritime’s ability, as sole member of our General Partner, to control the appointment of three of the members of our board of directors and to approve certain significant actions we may take, as well as its ownership of 13.6% of our common units, which it can vote in their totality on all matters that arise under the partnership agreement (except for the election of directors elected by holders of our common units), means that Capital Maritime, together with its affiliates, will have the ability to exercise significant influence regarding our management and may be able to propose amendments to the partnership agreement that are in its best interest.

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

Administrative and Executive services agreements with the Manager

On April 4, 2007, we entered into an administrative services agreement with our Manager, pursuant to which our Manager has agreed to provide certain administrative management services to the Partnership, such as accounting, auditing, legal, insurance, clerical, and other administrative services. On the same date, we entered into an IT services agreement with our Manager pursuant to which our Manager provides IT management services to CPLP. We also reimburse our Manager and our General Partner for reasonable costs and expenses incurred in connection with the provision of these services pursuant to both agreements after the Manager submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required.

In 2015, we entered into an executive services agreement (amended in 2016) with our General Partner according to which our General Partner provides certain executive officers services for the management of the Partnership’s business as well as investor relation and corporate support services to the Partnership.

Transactions entered into during the year ended December 31, 2017

1.	Amendments to Management Agreements. On March 25, 2017 and December 1, 2017, we amended and restated the fixed fee management agreement with Capital Ship Management in its entirely to reflect, among other things, the vessels covered by such management agreement. On March 11, 2017, May 1, 2017, July 1, 2017 and December 1, 2017 we amended the floating rate management agreement with Capital Ship Management to reflect, among other things, the vessels covered by such management agreement. Please read “Item 4B: Business Overview—Our Management Agreements” for a detailed description of the terms of each management agreement.

2.	Charter Party Agreements with Capital Maritime. During 2017, each of the M/T Aktoras, M/T Aiolos, M/T Miltiadis M II and M/T Amoureux entered into new or extended existing charter party agreements with Capital Maritime. These new charters/extensions were unanimously approved by the conflicts committee of independent directors of our board of directors. Please see “Item 4B: Business Overview—Our Fleet” and “—Our Charters” for a detailed description of these charters, including earliest possible redelivery dates of the vessels and relevant charter rates.

Transactions entered into during the year ended December 31, 2016

1.	Amendments to Management Agreements. On March 1, 2016 and September 28, 2016, we amended and restated the fixed fee management agreement with Capital Ship Management in its entirely to reflect, among other things, the vessels covered by each management agreement. On February 26, 2016, September 1, 2016, September 28, 2016, October 24, 2016 and December 1, 2016, we amended the floating rate management agreement with Capital Ship Management to reflect, among other things, the vessels covered by such management agreement. Please read “Item 4B: Business Overview—Our Management Agreements” for a detailed description of the terms of such management agreement.

2.	Share Purchase Agreement for the acquisition of the vessel owning company of the M/T Amor, the assumption of the 2015 credit facility and the time charter agreement with Cargill. On October 24, 2016, we entered into a share purchase agreement for the acquisition of the shares of the company owning the M/T Amor, an eco-type MR product tanker (49,999 dwt IMO II/III chemical product tanker built in 2015, Samsung Heavy Industries (Ningbo) Co., Ltd.) for a total consideration of $16.9 million comprising, $16.0 million in cash and the issuance of 283,696 new common units to Capital Maritime. The M/T Amor is employed under a time charter by Cargill at a gross daily rate of $17,500. On acquisition we assumed a term loan of a $15.8 million under a new credit facility with ING Bank N.V. arranged by Capital Maritime. The term loan is non-amortizing for a period of two years from the anniversary of the dropdown of the M/T Amor with an expected final maturity date in November 2022. The interest margin on the term loan is 2.50%. The term loan is subject to ship finance covenants similar to the covenants applicable under our existing facilities. For further information on our existing facilities, please see “Item 5.B.: Liquidity and Capital Resources—Borrowings—Our Credit Facilities.” The acquisition of the M/T Amor was reviewed and unanimously approved by the conflicts committee of our board of directors and our entire board of directors. Please also see “Item 5B: Liquidity and Capital Resources—Net Cash Used in Investing Activities” and Note 5 (Fixed Assets) to our Financial Statements included herein for more information regarding this acquisition, including a detailed explanation of how it was accounted for.

3.	Share Purchase Agreement for the acquisition of the vessel owning company of the CMA CGM Magdalena. Pursuant to the Master Vessel Acquisition Agreement dated July 24, 2014, we entered into a share purchase agreement on February 26, 2016 with Capital Maritime for the acquisition of the shares of the company owning the M/V CMA CGM Magdalena, the last of five Dropdown Vessels that we agreed to acquire from Capital Maritime. The $81.5 million purchase price for the M/V CMA CGM Magdalena was funded through a drawdown under our former 2013 credit facility and from available cash. The M/V CMA CGM Magdalena was then chartered to CMA-CGM S.A. for five years at a gross daily charter rate of $39,250.

4.	Charter Party Agreements with Capital Maritime. During 2016, each of the M/T Amore Mio II, M/T Miltiadis M II, M/T Aristotelis, M/T Atlantas II and M/T Arionas entered into new or extended existing charter party agreements with Capital Maritime. These new charters/extensions were unanimously approved by the conflicts committee of independent directors of our board of directors. Please see “Item 4B: Business Overview—Our Fleet” and “—Our Charters” for a detailed description of these charters, including earliest possible redelivery dates of the vessels and relevant charter rates.

Transactions entered into during the year ended December 31, 2015

1.	Amendments to Management Agreements . On July 1, 2015 and October 1, 2015, we amended and restated the fixed fee management agreement with Capital Ship Management in its entirely to reflect, among other things, the vessels covered by such management agreement. On March 31, 2015, June 10, 2015, June 30, 2015, September 18, 2015, and October 1, 2015, we amended the floating rate management agreement with Capital Ship Management to reflect, among other things, the vessels covered by such management agreement. Please read “Item 4B: Business Overview—Our Management Agreements” for a detailed description of the terms of each management agreement.

2.	Equity Offering. On April 21, 2015, we completed the issuance and sale of 14,555,000 common units representing limited partnership interests at a public offering price of $9.53 per unit, which included 1,755,000 common units sold as a result of the partial exercise of the overallotment option granted to the underwriters of the public offering and 1,100,000 common units sold to our sponsor. Proceeds after the deduction of the underwriters’ commissions and net proceeds after the deduction of the transaction expenses amounted to $133.3 and $132.6 million, respectively. Our sponsor Capital Maritime subsequently converted an aggregate of 315,908 common units into general partner units and delivered such units to our General Partner in order for it to maintain its 2% interest in us.

3.	Share Purchase Agreements for the acquisition of the vessel owning companies of each of the M/T Active, M/V CMA CGM Amazon, M/T Amadeus and M/V CMA CGM Uruguay . On March 31, June 10, June 30, and September 18, 2015, in accordance with the Master Vessel Acquisition Agreement, we entered into four share purchase agreements with Capital Maritime pursuant to which we acquired all of Capital Maritime’s interests in the vessel owning companies of the M/T Active, M/V CMA CGM Amazon, M/T Amadeus and M/V CMA CGM Uruguay, respectively. The acquisition was funded by four separate drawdowns under our 2013 credit facility in the aggregate amount of $115.0 million, while the remaining balance of $115.0 million was funded through available cash. The M/T Active and the M/T Amadeus were built in 2015 at Samsung Heavy Industries (Ningbo) Co. Ltd. and are currently employed by Cargill and Capital Maritime under a two-year time charter (+/-30 days) at a gross daily rate of $17,700 and a two-year time charter (+/-30 days) at a gross daily rate of $17,000 plus 50/50 profit share on actual earnings, respectively. The M/V CMA CGM Amazon and M/V CMA CGM Uruguay were built in 2015 at Daewoo-Mangalia Heavy Industries S.A. and both are currently employed by CMA CGM under five-year time charters (+90 days / -30 days) at a gross daily rate of $39,250. The transaction was approved by our board of directors following approval by the conflicts committee of independent directors. Please see “Item 5B: Liquidity and Capital Resources—Net Cash Used in Investing Activities” and Note 5 (Fixed Assets) to our Financial Statements included herein for more information regarding this acquisition, including a detailed explanation of how it was accounted for.

4.	Charter Party Agreements with Capital Maritime. During 2015, each of the M/T Agisilaos, M/T Atrotos, M/T Amore Mio II, M/T Akeraios, M/T Apostolos, M/T Active, M/T Amadeus, M/T Miltiadis M II, M/T Aristotelis, M/T Ayrton II and M/T Anemos I entered into new or extended existing charter party agreements with Capital Maritime. These new charters/extensions were unanimously approved by the conflicts committee of independent directors of our board of directors. Please see “Item 4B: Business Overview—Our Fleet” and “—Our Charters” for a detailed description of these charters, including earliest possible redelivery dates of the vessels and relevant charter rates.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our General Partner and its affiliates, including Capital Maritime, on the one hand, and us and our unaffiliated limited partners, on the other hand. The officers of our General Partner may have certain fiduciary duties to manage our General Partner in a manner beneficial to its owners. At the same time, our General Partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders. Similarly, our board of directors has fiduciary duties to manage us in a manner beneficial to us, our General Partner and our limited partners. Furthermore, one of our directors is also a director and officer of Capital Maritime and as such he has fiduciary duties to Capital Maritime that may cause him to pursue business strategies that disproportionately benefit Capital Maritime or which otherwise are not in the best interests of us or our unitholders.

Our partnership affairs are governed by our partnership agreement and the MILPA. The provisions of the MILPA resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. We are not aware of any material difference in unitholder rights between the MILPA and the Delaware Revised Uniform Limited Partnership Act. The MILPA also provides that, as it relates to nonresident limited partnerships, such as us, it is to be applied and construed to make the laws of the Marshall Islands, with respect to the subject matter of the MILPA, uniform with the laws of the State of Delaware and, so long as it does not conflict with the MILPA or decisions of certain Marshall Islands courts, the non-statutory law (or “case law”) of the State of Delaware is adopted as the law of the Marshall Islands. There have been, however, few, if any, court cases in the Marshall Islands interpreting the MILPA, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute.

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

Our partnership agreement contains provisions that modify and restrict the fiduciary duties of our General Partner and our directors to the unitholders under Marshall Islands law. Our partnership agreement also restricts the remedies available to unitholders for actions taken by our General Partner or our directors that, without those limitations, might constitute breaches of fiduciary duty.

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

Because all of the officers of our General Partner and one of our directors are also directors, officers or employees of Capital Maritime or its affiliates, such officers and director have fiduciary duties to Capital Maritime that may cause them to pursue business strategies that disproportionately benefit Capital Maritime or which otherwise are not in the best interests of us or our unitholders.

Our General Partner is allowed to take into account the interests of parties other than us, such as Capital Maritime.

Our partnership agreement contains provisions that restrict the standards to which our General Partner would otherwise be held by Marshall Islands fiduciary duty law. For example, our partnership agreement permits our General Partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our General Partner. This entitles our General Partner to consider only the interests and factors that it desires, and it has no duty or obligations to give any consideration to any interest of or factors affecting us, our affiliates or any unitholder. Decisions made by our General Partner in its individual capacity will be made by its sole owner, Capital Maritime. Specifically, our General Partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or incentive distribution rights or votes upon the dissolution of the partnership.

We do not have any officers and rely solely on officers of our General Partner.

Affiliates of our General Partner conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers who provide services to our General Partner and its affiliates. The officers of our General Partner are not required to work full-time on our affairs but may be required to devote time to the affairs of Capital GP L.L.C. and its affiliates, and we reimburse their employers for the services they render to us and our subsidiaries. Our General Partner’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer are also executive officers or employees of Capital Maritime or its affiliates.

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

Our General Partner may exercise its right to call and purchase limited partner interests, including common units, as provided in the partnership agreement and may assign this right to one of its affiliates (including us). Our General Partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have common units purchased from the unitholder at an undesirable time or price. Please read “Item 10B: The Partnership Agreement—Limited Call Right.”

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

Under the partnership agreement, we must indemnify our General Partner and its officers and our directors to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our General Partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons engaged in actual fraud or willful misconduct. We also must provide this indemnification for criminal proceedings when our General Partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful. Thus, our General Partner and its officers and our directors could be indemnified for their negligent acts if they met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and therefore unenforceable. Please read “Item 10B: The Partnership Agreement—Indemnification.”

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

In December 2017, one of our subsidiaries reached a settlement with the U.S. Department of Justice (“DOJ”) regarding the M/T Amoureux for oil record book violation. Under the terms of the agreement, the subsidiary pled guilty to oil record book violation with respect to the M/T Amoureux. The subsidiary paid $700,000 in fine and was placed on probation for three years. If, during the term of probation, the subsidiary fails to adhere to the terms of the plea agreement, the DOJ may withdraw from the plea agreement and would be free to prosecute the subsidiary on all charges arising out of its investigation, including any charges dismissed pursuant to the terms of the plea agreement, as well as potentially other charges. Our subsidiary is also required to implement a comprehensive environmental compliance plan in connection with the settlement.

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

Even if our cash distribution policy is not modified or revoked, the decision to make any distribution and the amount thereof are determined by our board of directors, taking into consideration the terms of our partnership agreement. Our distribution policy is subject to certain restrictions, including the following:

•	Our common unitholders have no contractual or other legal right to receive distributions other than the right under our partnership agreement to receive available cash on a quarterly basis. Our board of directors has broad discretion to establish reserves and other limitations in determining the amount of available cash.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. The partnership agreement can be amended in certain circumstances with the approval of a majority of the outstanding common units (including in certain circumstances described in our partnership agreement with the holders of Class B Units voting on an as-converted basis).

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement and the establishment of any reserves for the prudent conduct of our business.

•	Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution if, after giving effect to the distribution, our liabilities (other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours) would exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.

•	Our common units are subject to the prior distribution rights of any holders of our preferred units then outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Class B Units. Furthermore, an upward adjustment to the distribution rate for the Class B Units occurs in the event the distribution rate on our common units is increased or upon the occurrence of a cross default or certain defaults on the payment of cash distributions on our Class B Units.

•	We may lack sufficient cash to pay distributions on our common units due to, among other things, decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures, anticipated cash needs or the payment of distributions on the Class B Units, which our partnership agreement requires us to pay prior to distributions on our common units.

•	Our distribution policy will be affected by restrictions on distributions under our credit facilities which contain material financial tests and covenants that must be satisfied. Should we be unable to satisfy these terms, covenants and restrictions included in our credit facilities or if we are otherwise in default under the credit agreements, our ability to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy, would be materially adversely affected.

•	If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

•	If the ability of our subsidiaries to make any distribution to us is restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws or any other laws and regulations, our ability to make distributions to our unitholders may be restricted.

We have generally declared distributions on our common units in January, April, July and October of each year and paid those distributions in the subsequent month according to our distribution policy, which has changed from time to time:

•	In January 2010, we introduced an annual distribution guidance of $0.90 per unit per annum, which was revised in July 2010 upwards to $0.93 per unit per annum, or $0.2325 per quarter.

•	On April 30, 2015, we announced that it was our objective to increase our common and Class B distributions between 2% and 3% per annum for the foreseeable future. As a result, we increased our quarterly distribution for the first quarter of 2015 by $0.002 to $0.2345, for the second quarter of 2015 to $0.2365 and for the third quarter of 2015 to $0.2385. Our board of directors maintained the distribution level for the fourth quarter at $0.2385, due to the severe pricing dislocation for MLPs observed at the end of 2015 and at the beginning of 2016.

•	In April 2016, in the face of severely depressed trading prices for master limited partnerships, including us, a significant deterioration in our cost of capital and potential loss of revenue, the board of directors made the decision to protect our liquidity position by creating a capital reserve, provisioning further reserves and setting distributions at a level that the board believes to be sustainable and consistent with the proper conduct of our business. The capital reserve, set by the board of directors at approximately $14.6 million per quarter, was intended to address amortization requirements under our credit facilities through the end of 2018. Accordingly, our board of directors issued a new quarterly distribution guidance of $0.075 per common unit. We made distributions on our common units in accordance with this new guidance in May 2016, August 2016 and November 2016.

•	In October 2016, considering the positive impact of the expansion of our asset base following the acquisition of the M/T Amor, our board of directors decided to approve an increase of $0.005 in our quarterly distribution for the fourth quarter 2016 onwards to $0.08 per common unit. Our board of directors maintained this level of distribution through the fourth quarter of 2017.

•	We used cash accumulated as a result of quarterly allocations to our capital reserve to partially prepay our indebtedness as part of our refinancing in October 2017. We expect to continue to reserve cash in amounts necessary to service our debt in the future, including to make quarterly amortization payments.

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

Characterization of Cash Distributions

We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus includes an amount up to two times the amount needed for any one quarter for us to pay a distribution on all of our units (including the general partner units) and the incentive distribution rights at the same per unit amount as was distributed in the immediately preceding quarter. This amount does not reflect actual cash on hand available to pay distributions to unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. We have not yet made any distributions from capital surplus and do not anticipate doing so in the future.

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

If for any quarter:

•	we have paid to the holders of our Class B units the minimum quarterly amount we have promised to them, and all arrearages;

•	we have paid to the holders of any other outstanding units that are senior in right of distribution to our common units the agreed amount of distribution; and

•	we have distributed available cash from operating surplus to the common unitholders in an amount equal to the minimum quarterly distribution,

•	then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our General Partner in the following manner:

•	first, 98% to all unitholders, pro rata, and 2.0% to our General Partner, until each unitholder receives a total of $0.2425 per unit for that quarter (the “first target distribution”),

•	second, 85% to all unitholders, pro rata, and 15% to our General Partner, until each unitholder receives a total of $0.2675 per unit for that quarter (the “second target distribution”),

•	third, 75% to all unitholders, pro rata, and 25% to our General Partner, until each unitholder receives a total of $0.2925 per unit for that quarter (the “third target distribution”), and

•	thereafter, 65% to all unitholders, pro rata, and 35% to our General Partner.

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

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	General Partner
Minimum Quarterly Distribution	$0.2325	98%	2%
First Target Distribution	up to $0.2425 (1)	98%	2%
Second Target Distribution	above $0.2425 (1) up to $0.2675	85%	15%
Third Target Distribution	above $0.2675 up to $0.2925	75%	25%
Thereafter	above $0.2925	65%	35%

(1)	As disclosed on our Current Report on Form 6-K furnished on August 26, 2014, Capital Maritime unilaterally notified the Partnership that it decided to waive its rights to receive quarterly incentive distributions between $0.2425 and $0.25. Capital Maritime permanently waived these rights after discussion with, and with the unanimous support of, the conflicts committee of our board of directors. This waiver effectively increases the First Target Distribution and the lower bound of the Second Target Distribution (as referenced in the table above) from $0.2425 to $0.25.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 100% to the Class B unitholders, pro rata, until we distribute in respect of each outstanding unit an aggregate amount of available cash from capital surplus equal to the redemption value of the Class B Units, being the sum of (i) the per unit purchase price of $9.00, plus (ii) arrearages in payment of the minimum quarterly distribution on the Class B units, plus (iii) the accrued minimum quarterly distribution rate for the Class B units since the close of the last complete quarter; and

•	second, 98% to the common unitholders, pro rata, and 2% to our General Partner, until we distribute for each common unit an aggregate amount of available cash from capital surplus equal to the initial unit price of the common units issued in our initial public offering; and

•	thereafter, we will make distributions of available cash from capital surplus as if they were from operating surplus.

The preceding paragraph is based on the assumption that our General Partner maintains a 2.0% general partner interest and that we do not issue additional classes of equity securities.

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

Subordination Period

The subordination period, which terminated on February 14, 2009, was a period during which the common units had the right to receive available cash from operating surplus in an amount equal to the minimum quarterly distribution per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus were made on the “subordinated units,” which were issued in addition to the common units in our initial public offering. Upon termination of the subordination period, the subordinated units were converted into common units on a one-for-one basis.

B.	Significant Changes

Other than as described in “Item 4. Information on the Partnership—History and Development of the Partnership—Recent Developments” and below, no significant changes have occurred since the date of our Financial Statements included herein:

On January 17, 2018, we declared a cash distribution of $0.08 per common unit for the fourth quarter of 2017, which was paid on February 13, 2018 to unitholders of record on February 2, 2018.

On January 17, 2018, we declared a cash distribution of $0.21375 per Class B Unit for the fourth quarter of 2017, in line with our partnership agreement. The fourth quarter Class B Unit cash distribution was paid on February 9, 2018, to Class B unitholders of record on February 2, 2018.

Item 9.	The Offer and Listing.

Our common units started trading on the Nasdaq Global Select Market under the symbol “CPLP” on March 30, 2007. The following table sets forth the high and low closing sales prices in U.S. Dollars for our common units for each of the periods indicated.

	High	Low
Year Ended: December 31,
2017	3.97	3.12
2016	5.25	2.51
2015	9.94	5.05
2014	11.56	6.79
2013	10.57	6.81
Quarter Ended:
December 31, 2017	3.59	3.12
September 30, 2017	3.97	3.43
June 30, 2017	3.55	3.29
March 31, 2017	3.70	3.16
December 31, 2016	3.29	2.77

September 30, 2016	3.95	2.80
June 30, 2016	3.83	2.56
March 31, 2016	5.25	2.51
Month Ended:
February 28, 2018	3.27	3.04
January 31, 2018	3.57	3.31
December 31, 2017	3.46	3.12
November 30, 2017	3.38	3.15
October 31, 2017	3.59	3.42
September 30, 2017	3.69	3.50
August 31, 2017	3.66	3.43

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

We summarize the following provisions of our partnership agreement elsewhere in this annual report:

•	with regard to distributions of available cash, please read “Item 8: Financial Information—How We Make Cash Distributions,” and

•	with regard to the fiduciary duties of our General Partner and our directors, please read “Item 7.B: Related Party Transactions—Conflicts of Interest and Fiduciary Duties.”

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

To preserve our ability to be exempt from U.S. federal income tax under Section 883 of the Code, if at any time, any person or group, other than our General Partner or its affiliates, owns beneficially 5% or more of any class of units then outstanding, any units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders to vote on any matter (unless otherwise required by law),or calculating required votes, except for purposes of nominating a person for election to our board, or determining the presence of a quorum or for other similar purposes under our partnership agreement. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other unitholders holding less than 4.9% of the voting power of the same class of units entitled to vote. Our partnership agreement provides certain exceptions to such limitation, including when a person acquired securities directly from our General Partner or its affiliates or with the approval of our board of directors, but only for so long as such exception would not jeopardize our tax exemption under Section 883 of the Code.

We will hold a meeting of the limited partners entitled to vote every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. The sole member of our General Partner, CMTC, has the right to appoint three of the eight members of our board of directors with the remaining five directors being elected by our common unitholders. Holders of the Class B Units do not have the right to elect directors, except upon the occurrence of certain triggering events. Among other consequences, if we fail to pay the minimum Class B Unit distribution, as set out in our partnership agreement, for six or more quarters, the holders of the Class B Units will have the right to appoint a director to our board and, if such arrearages exist on or after March 1, 2018, to replace the directors appointed by our General Partner, in each case by the affirmative vote of the persons holding a majority of the Class B Units, subject to exceptions and conditions contained in our partnership agreement.

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

Action	Unitholder Approval Required and Voting Rights
Issuance of additional units	No approval rights (although our General Partner has approval rights in certain instances).

Amendment of the partnership agreement	Certain amendments may be made by our board of directors without the approval of the unitholders if those amendments are also approved by our General Partner. Other amendments generally require the approval of a unit majority and can only be proposed by or with the written consent of our General Partner and our board of directors. Please read “—Amendment of the Partnership Agreement.”

Amendment of the operating agreement of the operating company (as defined in our limited partnership agreement)	Unit majority if such amendment would adversely affect our limited partners in any material respect.

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority if such amendment would adversely affect our limited partners in any material respect and approval of our General Partner and board of directors. Please read “—Merger, Sale, or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority and approval of our General Partner and our board of directors. Please read “—Termination and Dissolution.”

Reconstitution of our partnership upon dissolution	Unit majority. Please read “—Termination and Dissolution.”

Election of five of the eight members of our board of directors	A plurality of the votes of the holders of the common units.

Withdrawal of the General Partner	Our General Partner may withdraw without obtaining unitholder approval upon 90 days’ written notice to our board of directors. Please read “—Withdrawal or Removal of the General Partner.”

Removal of the General Partner	Not less than 66 2/3% of the outstanding units, including units held by our General Partner and its affiliates, voting together as a single class and a majority vote of our board of directors. Please read “—Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest in us	Our General Partner may transfer all or any part of its General Partner interest in us to another person without the approval of the holders of our outstanding units. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	The incentive distribution rights are freely transferable. Please read “—Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in the General Partner	No approval required at any time. Please read “—Transfer of Ownership Interests in General Partner.”

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

We intend to fund acquisitions through borrowings and the issuance of additional common units or other equity securities and the assumption and/or the issuance of debt, subject to market conditions, as further described elsewhere herein . Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other equity securities interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Marshall Islands law and the provisions of our partnership agreement, we may also issue additional partnership securities interests that, as determined by our board of directors, have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership securities, our General Partner will have the right, but not the obligation, to make additional capital contributions to the extent necessary to maintain its General Partner interest in us, which is currently 1.71%. Our General Partner’s interest in us will thus be reduced if we issue additional partnership securities in the future and our General Partner does not elect to maintain its then-applicable General Partner interest in us. Our General Partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our General Partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest, including its interest represented by common units, that existed immediately prior to each issuance. Other holders of common units will not have similar preemptive rights to acquire additional common units or other partnership securities. Upon issuance of additional partnership interests that, with respect to distributions, rank pari passu with our Class B Units, holders of Class B Units shall have the right to purchase their pro rata portion of such issuance.

Tax Status

The partnership agreement provides that the partnership will elect to be taxed as a corporation for U.S. federal income tax purposes.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our General Partner and our board of directors. However, neither our General Partner nor our board of directors will have a duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, approval of both our board of directors and our General Partner is required, as well as approval of the holders of the number of units required to approve the amendment. Except as we describe below, an amendment must be approved by a unit majority.

Prohibited Amendments

Except as set forth below, no amendment may:

1.	increase the obligations of any limited partner without its consent, unless such increase is deemed to occur as a result of an amendment approved in accordance with sub-paragraph (2) below:

2.	have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests unless approved by the holders of not less than a majority of the outstanding units of the class affected, voting together as a single class;

3.	increase the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our General Partner or any of its affiliates without the consent of the General Partner, which may be given or withheld at its option;

4.	change the term of our partnership;

5.	provide that our partnership is not dissolved upon an election to dissolve our partnership by our General Partner and our board of directors that is approved by the holders of a unit majority; or

6.	give any person the right to dissolve our partnership other than the right of our General Partner and our board of directors to dissolve our partnership with the approval of the holders of a unit majority.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) through (6) above can only be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our General Partner and its affiliates).

No Unitholder Approval

Our board of directors may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

1.	a change in our name, the location of our principal place of business, our registered agent or our registered office;

2.	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

3.	a change that our board of directors determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction;

4.	an amendment that is necessary, upon the advice of our counsel, to prevent us or our directors or our General Partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, the U.S. Investment Advisers Act of 1940, or “plan asset” regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

5.	an amendment that our board of directors and, if required by the terms of the partnership agreement, our General Partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

6.	any amendment expressly permitted in the partnership agreement to be made by our board of directors acting alone;

7.	an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

8.	any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by the partnership agreement;

9.	a change in our fiscal year or taxable year and related changes;

10.	certain mergers or conveyances as set forth in our partnership agreement; or

11.	any other amendments substantially similar to any of the matters described in (1) through (10) above.

All amendments reflecting matters described in (1) through (11) above require the approval of our General Partner.

In addition, our board of directors may make amendments to the partnership agreement without the approval of any limited partner if our board of directors determines that those amendments:

1.	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

2.	are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling or regulation of any Marshall Islands or other authority or contained in any statute;

3.	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

4.	are necessary or appropriate for any action taken by our board of directors relating to splits or combinations of units under the provisions of the partnership agreement; or

5.	are required to effect the intent expressed in the IPO registration statement or any future prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

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

Termination and Dissolution

We will continue as a limited partnership until terminated or converted under our partnership agreement. We will dissolve upon:

1.	the election of our General Partner and our board of directors to dissolve us, if approved by the holders of units representing a unit majority;

2.	the sale, exchange, or other disposition of all or substantially all of our assets and properties and our subsidiaries;

3.	the entry of a decree of judicial dissolution of us;

4.	the withdrawal or removal of our General Partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor; or

5.	such time when there are no limited partners, unless we are continued without dissolution in accordance with the MILPA.

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

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our General Partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as provided in “How We Make Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of our General Partner

Our General Partner may withdraw as general partner without first obtaining approval of any unitholder or our board of directors by giving 90 days’ written notice. If that happens, such withdrawal will not constitute a violation of our partnership agreement. Please read “—Transfer of General Partner Interests” and “—Transfer of Incentive Distribution Rights.”

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

Our General Partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, including units held by our General Partner and its affiliates, voting together as a single class and a majority vote of our board of directors, and we receive an opinion of counsel regarding limited liability. The ownership of more than 33 1/3% of the outstanding units by our General Partner and its affiliates or controlling our board of directors would provide the practical ability to prevent our General Partner’s removal. Any removal of our General Partner is also subject to the successor general partner being approved by the vote of the holders of a majority of the outstanding common units, Class B Units, voting on an as converted basis (as long as they are outstanding), and general partner units, voting as a single class.

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

Transfer of General Partner Interest

Our General Partner may transfer all or any part of its General Partner interest in us to another person without the approval of the holders of our outstanding units. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of the general partner, agree to be bound by the provisions of the partnership agreement and furnish an opinion of counsel regarding limited liability.

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

The incentive distribution rights are freely transferable.

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

Each record holder of a common unit may vote according to the holder’s percentage interest in us, subject to special voting rights attaching to certain limited partner interests having special voting rights. Please read “—Issuance of Additional Securities.” Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. The holders of the Class B Units have voting rights that are identical to the voting rights of the common units on an as converted basis and will vote with the common units as a single class on all matters with respect to which each common unit is entitled to vote, provided, however, that holders of Class B Units have no right to vote for, elect or appoint any director, or to nominate any individual to stand for election or appointment as a director, except. that if we fail to pay the minimum Class B Unit distribution, as set out in our partnership agreement, for six or more quarters, the holders of the Class B Units will have the right to appoint a director to our board and, if such arrearages exist on or after March 31, 2018, to replace the directors appointed by our General Partner, in each case by the affirmative vote of the holders of a majority of the Class B Units and subject to exceptions and conditions contained in our partnership agreement.

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

Indemnification

Under the partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events arising as a result of such person’s service to the Partnership:

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

We will furnish or make available to record holders of units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements, including a balance sheet and statement of operations, our equity and cash flows, and a report on those financial statements by our independent chartered accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

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

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act of 1933, as amended and applicable state securities laws any common units, Class B Units or other partnership securities proposed to be sold by our General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights generally continue for two years following any withdrawal or removal of Capital GP L.L.C. as our general partner and for so long thereafter as is required for our General Partner or its affiliates and assignees to sell all of the partnership securities with respect to which it has requested during such two-year period, inclusion in a registration statement otherwise filed or that a registration statement be filed. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

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

•	Purchase Agreement, dated January 17, 2018, with Capital Maritime to acquire the shares of the company owning the M/T Aristaios.

•	Loan Agreement, dated September 6, 2017, between Capital Product Partners L.P. as Borrower, HSH Nordbank AG and ING Bank N.V., London Branch as Mandated Lead Arrangers and Bookrunners, BNP Paribas and National Bank of Greece S.A. as Arrangers and HSH Nordbank AG as Agent and Security Trustee relating to a senior secured term loan facility of up to US$460.0 million.

•	Loan Agreement between Asterias Crude Carriers S.A. and Scorpio Crude Carriers S.A. as borrowers and Crédit Agricole Corporate and Investment Bank as Facility Agent and Security Trustee and ING Bank N.V. as Swap Bank dated January 2, 2017.

•	Purchase Agreement, dated October 24, 2016, with Capital Maritime to acquire the shares of the vessel owning company of the M/T Amor.

•	Equity Distribution Agreement, dated September 12, 2016, with UBS Securities LLC in connection with our ATM offering, filed on September 12, 2016 as Exhibit 1.1 to Form 6-K.

•	Purchase Agreement, dated February 26, 2016, with Capital Maritime to acquire the shares of the vessel owning company of the M/V CMA CGM Magdalena.

•	Master Vessel Acquisition Agreement dated July 24, 2014, with Capital Maritime to acquire the Dropdown Vessels and a right of first refusal over six additional newbuild Samsung eco medium range product tankers, including M/T Amor delivered during October 2016.

•	Loan Agreement between Filonikis Product Carrier S.A. the vessel-owning company of M/T Amor and Iason Product Carrier S.A. the vessel owning company of M/T Anikitos, among other borrowers, and ING Bank N.V., London Branch as Facility Agent and Security Trustee and ING Bank N.V. as Swap Bank, dated November 19, 2015.

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

Marshall Islands Taxation

The following is a discussion of the material Marshall Islands tax consequences of our activities to unitholders who are not citizens of and do not reside in, maintain offices in or engage in business or transactions in the Marshall Islands (“non-resident holders”). Because we, our subsidiaries and our controlled affiliates do not, and we do not expect that we, our subsidiaries and our controlled affiliates will, conduct business or operations in the Marshall Islands, under current Marshall Islands law non-resident holders of our securities will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to such non-resident holders. In addition, non-resident holders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our securities, and will not be required by the Republic of the Marshall Islands to file a tax return relating to such securities.

Taxation of the Partnership

Because we, our subsidiaries and our controlled affiliates do not, and we do not expect that we, our subsidiaries and our controlled affiliates will conduct business or operations in the Marshall Islands, under current Marshall Islands law neither we, our subsidiaries nor our controlled affiliates will be subject to Marshall Islands income, capital gains, profits or other taxation, other than taxes or fees due to (i) the continued existence of legal entities registered in the Republic of the Marshall Islands, (ii) the incorporation or dissolution of legal entities registered in the Republic of the Marshall Islands, (iii) filing certificates (such as certificates of incumbency, merger, or redomiciliation) with the Marshall Islands registrar, (iv) obtaining certificates of goodstanding from, or certified copies of documents filed with, the Marshall Islands registrar, or (v) compliance with Marshall Islands law concerning vessel ownership, such as tonnage tax. As a result, distributions by our subsidiaries and our controlled affiliates to us will not be subject to Marshall Islands taxation.

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

The following discussion applies only to beneficial owners of our common units that own such units as “capital assets” (generally, for investment purposes) and does not comment on all aspects of U.S. federal income taxation which may be important to particular common unitholders in light of their individual circumstances, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, or former citizens or long-term residents of the United States), persons that will hold the common units as part of a straddle, hedge, conversion, constructive sale, wash sale or other integrated transaction for U.S. federal income tax purposes, persons that own (actually or constructively) 10.0% or more of the total value of all classes of our units or of the total combined voting power of all classes of our units entitled to vote, or U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of a partner thereof will generally depend upon the status of the partner and upon the tax treatment of the partnership. If you are a partner in a partnership holding our common units, you should consult your tax advisor.

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

As noted above, there is, however, no direct legal authority under the PFIC rules addressing our method of operation. Moreover, in a case not specifically interpreting the PFIC rules, Tidewater Inc. v. United States , 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that the vessel time charters at issue generated predominantly rental income rather than services income. However, the court’s ruling was contrary to the position of the IRS that the time charter income should have been treated as services income. Additionally, the IRS later affirmed its position in Tidewater , adding further that the time charters at issue would be treated as giving rise to services income under the PFIC rules.

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

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our common units were treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common units at the end of the taxable year over such holder’s adjusted tax basis in the common units. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common units would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

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

Please see Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2017.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk.

Our Risk Management Policy

Our policy is to continuously monitor our exposure to business risks, including the impact of changes in interest rates and currency rates, as well as inflation on earnings and cash flows. We intend to assess these risks and, when appropriate, take measures to minimize our exposure to the risks.

Foreign Exchange Risk

We do not have a material currency exposure risk. We generate all of our revenues in U.S. Dollars and incur less than 20% of our expenses in currencies other than U.S. Dollars. For accounting purposes, expenses incurred in currencies other than the U.S. Dollar are translated into U.S. Dollars at the exchange rate prevailing on the date of each transaction. As of December 31, 2017, less than 5% of our liabilities were denominated in currencies other than U.S. Dollars (mainly in Euros). These liabilities were translated into U.S. Dollars at the exchange rate prevailing on December 31, 2017. We have not hedged currency exchange risks and our operating results could be adversely affected as a result.

Interest Rate Risk

The international tanker, container and drybulk industry is capital intensive, requiring significant amounts of investment, a significant portion of which is provided in the form of long-term debt. Our current debt contains interest rates that fluctuate with LIBOR. Our 2017 credit facility bears an interest margin of 3.25% per annum over US$ LIBOR, the 2015 credit facility bears an interest margin of 2.50% per annum over US$ LIBOR and the Aristaios credit facility bears an interest margin of 2.85% per annum over US$ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise.

Currently we have, and during 2017 we had, no interest rate swap agreements outstanding. As a result of a possible market disruption in determining the cost of funds for our banks, any increases by the lenders to their “funding costs” under our credit facilities will lead to proportional increases in the relevant interest amounts payable under such credit facilities on a quarterly basis. As an indication of the extent of our sensitivity to interest rate changes based upon our debt level, an increase of 100 basis points in LIBOR would have resulted in an increase in our interest expense by approximately $5.8 million, $6.1 million and $5.7 million for the years ended December 31, 2017, 2016 and 2015 respectively, assuming all other variables had remained constant.

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

As of December 31, 2017, our management (with the participation of the chief executive officer and chief financial officer of our General Partner) conducted an evaluation pursuant to Rule 13a-15(b) and 15d-15 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our management, including the chief executive and chief financial officer of our General Partner, recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the partnership have been detected. Further, in the design and evaluation of our disclosure controls and procedures our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Based on this evaluation, the chief executive officer and chief financial officer of our General Partner concluded that, as of December 31, 2017, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer of our General Partner, as appropriate to allow timely decisions regarding required disclosure, were effective in providing reasonable assurance that information that was required to be disclosed by us in reports we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the 2013 framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management believes that our internal control over financial reporting was effective as of December 31, 2017.

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

To the Board of Directors and Unitholders of

Capital Product Partners L.P.

Majuro, Republic of the Marshall Islands.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Capital Product Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017 of the Partnership and our report dated March 5, 2018 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

March 5, 2018

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

Our principal accountant for 2017 and 2016 was Deloitte. The following table shows the fees we paid or accrued for audit and tax services provided by Deloitte for these periods (in thousands of U.S. Dollars).

Fees	2017	2016
Audit Fees (1)	$458.4	$405.2
Audit-Related Fees	—	—
Tax Fees (2)	25.8	26.6

Total	$484.2	$431.8

(1)	Audit fees represent fees for professional services provided in connection with the audit of our Financial Statements included herein, review of our quarterly consolidated financial information, audit services provided in connection with other regulatory filings, issuance of consents and assistance with and review of documents filed with the SEC.
(2)	Tax fees represent fees for professional services provided in connection with various U.S. income tax compliance and information reporting matters.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2017 and 2016.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

In October 2016, we issued 283,696 new common units to Capital Maritime in connection with the acquisition of M/T Amor, at a price of $3.21 per common unit.

In May 2016, Capital Maritime announced that it has acquired 459,799 common units in open market transactions and that it entered into a Rule 10b5-1 trading plan (the “10b5-1 Plan”) with an independent broker-dealer for the further purchase of up to 5,000,000 common units, subject to pre-determined pricing parameters. The 10b5-1 Plan expired. No further purchase of common units was made thereunder.

Following these transactions, Capital Maritime owned 17,291,768 common units, representing a 13.6% interest in us. As of December 31, 2017, the Marinakis family, including Evangelos M. Marinakis, may be deemed to beneficially own on a fully converted basis a 16.1% interest in us (17.7% on a non-fully converted basis), through, among others, Capital Maritime.

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

PART III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Description

1.1	Certificate of Limited Partnership of Capital Product Partners L.P. (1)

1.2	Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated February 22, 2010 (7)

1.3	Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated September 30, 2011 (8)

1.4	Second Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated May 22, 2012 (14)

1.5	Third Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated March 19, 2013 (15)

1.6	Fourth Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated August 25, 2014 (17)

1.7	Certificate of Formation of Capital GP L.L.C. (1)

1.8	Limited Liability Company Agreement of Capital GP L.L.C. (1)

1.9	Certificate of Formation of Capital Product Operating GP L.L.C. (1)

4.1	Revolving $370.0 Million Credit Facility, dated March 22, 2007 (1)

4.2	First Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated September 19, 2007 (2)

4.3	Second Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated June 11, 2008 (3)

4.4	Third Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated April 7, 2009 (6)

4.5	Fourth Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated April 8, 2009 (6)

4.6	Fifth Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated October 2, 2009 (6)

4.7	Sixth Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated June 30, 2010 (9)

4.8	Seventh Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated November 30, 2010 (9)

4.9	Eighth Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated December 23, 2011 (13)

4.10	Ninth Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated May 21, 2012 (14)

4.11	Tenth Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated November 4, 2013 (21)

4.12	Eleventh Supplemental Agreement to Revolving $370.0 Million Credit Facility, dated April 30, 2015 (21)

4.13	Revolving $350.0 Million Credit Facility, dated March 19, 2008 (2)

4.14	First Supplemental Agreement to Revolving $350.0 Million Credit Facility, dated October 2, 2009 (6)

4.15	Second Supplemental Agreement to Revolving $350.0 Million Credit Facility, dated June 30, 2010 (9)

4.16	Third Supplemental Agreement to Revolving $350.0 Million Credit Facility, dated May 21, 2012 (14)

4.17	Fourth Supplemental Agreement to Revolving $350.0 Million Credit Facility, dated December 21, 2012 (16)

4.18	Fifth Supplemental Agreement to Revolving $350.0 Million Credit Facility, dated April 28, 2015 (21)

4.19	Loan Agreement with Emporiki Bank of Greece S.A., dated June 9, 2011 (13)

4.20	Supplemental Deed to Loan Agreement with Emporiki Bank of Greece S.A., dated April 28, 2015 (21)

4.21	Amended and Restated Loan Agreement with ING Bank N.V., HSH Nordbank AG, National Bank of Greece S.A. and Skandinaviska Enskilda Banken AB (publ), dated December 27, 2013 (18)

4.22	Loan Agreement between Filonikis Product Carrier S.A. and others and ING Bank N.V., London Branch as Facility Agent and Security Trustee, and ING Bank N.V., as Swap Bank, dated November 19, 2015 (23)

4.23	Guarantee Relating to Loan Agreement, dated 19 November 2015, between Capital Product Partners L.P as Guarantor and ING Bank N.V., London Branch as Security Trustee, dated November 19, 2015 (23)

4.24	Loan Agreement with HSH Nordbank AG and ING Bank N.V., London Branch, as mandated lead arrangers and bookrunners relating to a term loan facility of up to US$460,000,000, dated September 6, 2017 (24)

4.25	Loan Agreement, dated January 2, 2017 with ING Bank N.V. and Crédit Agricole Corporate and Investment Bank as bookrunners and mandated lead arrangers related to a secured term loan facility of up to US$70,200,000

4.26	Guarantee, dated January 2, 2017, Relating to the Loan Agreement with ING Bank N.V. and Crédit Agricole Corporate and Investment Bank as bookrunners and mandated lead arrangers related to a secured term loan facility of up to US$70,200,000

4.27	Amended and Restated Omnibus Agreement, dated September 30, 2011 (8)

4.28	Amended and Restated Management Agreement with Capital Ship Management, dated March 25, 2017.

4.29	Floating Rate Management Agreement with Capital Ship Management Corp., dated June 10, 2011 (13)

4.30	Amendment No. 9 to the Floating Rate Management Agreement with Capital Ship Management Corp., dated January 22, 2013 (18)

4.31	Amendment No. 30 to the Floating Rate Management Agreement with Capital Ship Management Corp., dated January 17, 2018, amending and restating Schedule B in its entirety.**

4.32	Form of Management Agreement between Crude Carriers Corp. and Capital Ship Management Corp. (10)

4.33	Amendment No. 1 to Crude Carriers Management Agreement, dated August 5, 2010 (11)

4.34	Amendment No. 2 to Crude Carriers Management Agreement, dated August 6, 2010 (11)

4.35	Waiver Letter, dated January 1, 2017, with respect to certain fees under Crude Carriers Management Agreement

4.36	Administrative Services Agreement with Capital Ship Management (1)

4.37	Amendment 1 to Administrative Services Agreement with Capital Ship Management Corp., dated April 2, 2012 (16)

4.38	IT Agreement, dated April 3, 2007, by and between Capital Ship Management Corp. and Capital Product Partners L.P.

4.39	Addendum No. 1 to IT Agreement, dated April 2, 2012.

4.40	Addendum No. 2 to IT Agreement, dated April 2, 2017.

4.41	Share Purchase Agreement for the M/T Active, dated March 31, 2015 (21)

4.42	Share Purchase Agreement for the M/V CMA CGM Amazon, dated June 10, 2015 (21)

4.43	Share Purchase Agreement for the M/T Amadeus, dated June 30, 2015 (21)

4.44	Share Purchase Agreement for the M/V CMA CGM Uruguay, dated September 18, 2015 (21)

4.45	Share Purchase Agreement for the M/V CMA CGM Magdalena, dated February 26, 2016 (23)

4.46	Share Purchase Agreement for the M/T Amor, dated October 24, 2016 (23)

4.47	Share Purchase Agreement for the M/T Aristaios, dated January 17, 2018

4.48	Memorandum of Agreement for sale of M/T Aristotelis, dated December 22, 2017.

4.49	Master Vessel Acquisition Agreement, dated July 24, 2014 (19)

4.50	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan, dated April 29, 2008 (4)

4.51	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan, amended July 22, 2010 (9)

4.52	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan, amended August 21, 2014 (17)

4.53	Crude Carriers Corp. Equity Incentive Plan, dated March 1, 2010 (10)

4.54	Form of Restricted Unit Award of Capital Product Partners L.P. (9)

4.55	Equity Distribution Agreement, dated September 12, 2016, with UBS Securities LLC in connection with at-the-market offering (22)

8.1	List of Subsidiaries of Capital Product Partners L.P.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Financial Officer

13.1	Capital Product Partners L.P. Certification of Gerasimos (Jerry) Kalogiratos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*

13.2	Capital Product Partners L.P. Certification of Nikolaos Kalapotharakos, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*

15.1	Consent of Deloitte Certified Public Accountants S.A.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed as an exhibit to Capital Product Partners L.P.’s Registration Statement on Form F-1 (File No. 333-141422), filed with the SEC on March 19, 2007 and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and filed with the SEC on April 4, 2008.
(3)	Previously filed as an exhibit to the registrant’s Registration Statement on Form F-3 filed with the SEC on August 29, 2008.
(4)	Previously filed as a Current Report on Form 6-K with the SEC on April 30, 2008.
(5)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and filed with the SEC on March 27, 2009.
(6)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and filed with the SEC on February 4, 2010.
(7)	Previously filed as a Current Report on Form 6-K with the SEC on February 24, 2010.
(8)	Previously filed as a Current Report on Form 6-K with the SEC on September 30, 2011.
(9)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and filed with the SEC on February 4, 2011.
(10)	Previously filed as an exhibit to Crude Carriers Corp.’s Registration Statement on Form F-1 (File No. 333-165138), filed with the SEC on March 1, 2010, and incorporated by reference to such Registration Statement.
(11)	Previously filed as an exhibit to Crude Carriers Corp.’s Annual Report on Form 20-F for the year ended December 31, 2010 and filed with the SEC on April 18, 2011.
(12)	Previously filed as a Current Report on Form 6-K with the SEC on May 9, 2011.
(13)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 and filed with the SEC on February 13, 2012.
(14)	Previously furnished as a Current Report on Form 6-K with the SEC on May 23, 2012.
(15)	Previously furnished as a Current Report on Form 6-K with the SEC on March 21, 2013.
(16)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 and filed with the SEC on February 5, 2013.
(17)	Previously furnished as a Current Report on Form 6-K with the SEC on August 26, 2014.
(18)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2013 and filed with the SEC on February 18, 2014.
(19)	Previously furnished as a Current Report on Form 6-K with the SEC on July 29, 2014.
(20)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2014 and filed with the SEC on February 26, 2015.
(21)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2015 and filed with the SEC on February 17, 2016.
(22)	Previously filed as a Current Report on Form 6-K with the SEC on September 12, 2016.
(23)	Previously filed as a an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2016.
(24)	Previously filed as Exhibit II to a Current Report on Form 6-K with the SEC on September 12, 2017.
*	Furnished only and not filed
**	Amendments No. 1-8 and 10-29 to the Floating Rate Management Agreement are substantially identical to, or superseded by, Amendment No. 30.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

By:	/s/ Gerasimos (Jerry) Kalogiratos
Name:	Gerasimos (Jerry) Kalogiratos
Title:	Chief Executive Officer of Capital GP L.L.C.

Dated: March 5, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of

Capital Product Partners L.P.

Majuro, Republic of the Marshall Islands.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Capital Product Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, changes in partners’ capital, and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2018 expressed an unqualified opinion on the Partnership’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the Partnership’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

March 5, 2018

We have served as the Company’s auditor since 2006.

Capital Product Partners L.P.

Consolidated Balance Sheets

(In thousands of United States Dollars, except number of units)

	As of December 31, 2017	As of December 31, 2016
Assets
Current assets
Cash and cash equivalents	$63,297	$106,678
Trade accounts receivable	4,772	2,497
Prepayments and other assets	3,046	3,943
Inventories	5,315	4,761
Assets held for sale (Note 5)	29,027	—

Total current assets	105,457	117,879

Fixed assets
Vessels, net (Note 5)	1,265,196	1,367,731

Total fixed assets	1,265,196	1,367,731

Other non-current assets
Above market acquired charters (Note 6)	75,035	90,243
Deferred charges, net	1,519	4,154
Restricted cash (Note 7)	18,000	18,000
Prepayments and other assets	1,009	598

Total non-current assets	1,360,759	1,480,726

Total assets	$1,466,216	$1,598,605

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net (Note 7)	$50,514	$39,568
Trade accounts payable	9,631	8,686
Due to related parties (Note 4)	14,234	16,095
Accrued liabilities (Note 9)	15,111	7,861
Deferred revenue, current (Note 4)	18,800	19,986
Liability associated with vessel held for sale (Notes 5, 7)	14,781	—

Total current liabilities	123,071	92,196

Long-term liabilities
Long-term debt, net (Note 7)	403,820	562,619
Deferred revenue	5,920	16,033

Total long-term liabilities	409,740	578,652

Total liabilities	532,811	670,848

Commitments and contingencies (Note 16)
Partners’ capital
General Partner	16,427	16,685
Limited Partners - Common (127,246,692 and 122,094,633 units issued and outstanding at December 31, 2017 and 2016, respectively)	806,472	800,566
Limited Partners - Preferred (12,983,333 Class B units issued and outstanding at December 31, 2017 and 2016)	110,506	110,506

Total partners’ capital	933,405	927,757

Total liabilities and partners’ capital	$1,466,216	$1,598,605

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except number of units and net income per unit)

	For the years ended December 31,
	2017	2016	2015
Revenues	$204,462	$205,594	$156,613
Revenues – related party (Note 4)	44,653	36,026	63,731

Total Revenues	249,115	241,620	220,344

Expenses:
Voyage expenses (Note 10)	15,165	9,920	6,479
Voyage expenses - related party (Notes 4, 10)	—	360	411
Vessel operating expenses (Note 10)	74,516	66,637	58,625
Vessel operating expenses - related party (Notes 4, 10)	11,629	10,866	11,708
General and administrative expenses (Note 4)	6,234	6,253	6,608
Vessel depreciation and amortization (Note 5)	73,993	71,897	62,707
Impairment of vessel (Notes 5, 8)	3,282	—	—

Operating income	64,296	75,687	73,806

Other income / (expense), net:
Interest expense and finance cost (Note 7)	(26,605)	(24,302)	(20,143)
Other income	792	1,104	1,747

Total other expense, net	(25,813)	(23,198)	(18,396)

Partnership’s net income	$38,483	$52,489	$55,410

Preferred unit holders’ interest in Partnership’s net income	$11,101	$11,101	$11,334
General Partner’s interest in Partnership’s net income	$522	$818	$879
Common unit holders’ interest in Partnership’s net income	$26,860	$40,570	$43,197
Net income per (Note 14):
• Common unit, basic and diluted	$0.22	$0.34	$0.38
Weighted-average units outstanding:
• Common units, basic and diluted	123,845,345	119,803,329	115,030,879

Total Partnership’s comprehensive income:	$38,483	$52,489	$55,410

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Changes in Partners’ Capital

(In thousands of United States Dollars)

	General Partner	Common Unitholders	Preferred Unitholders	Total
Balance at December 31, 2014	$15,602	$735,547	$121,412	$872,561

Distributions declared and paid (distributions of $0.94 per common and $0.87 per preferred unit) (Note 12)	(2,225)	(109,027)	(11,521)	(122,773)
Partnership’s net income	879	43,197	11,334	55,410
Issuance of Partnership’s units (Note 12)	—	132,588	—	132,588
Equity compensation expense (Note 13)	—	34	—	34
Conversion of Partnership’s units (Note 12)	2,742	7,900	(10,642)	—

Balance at December 31, 2015	$16,998	$810,239	$110,583	$937,820

	General Partner	Common Unitholders	Preferred Unitholders	Total
Balance at December 31, 2015	$16,998	$810,239	$110,583	$937,820

Distributions declared and paid (distributions of $0.46 per common and $0.86 per preferred unit) (Note 12)	(1,131)	(55,884)	(11,178)	(68,193)
Partnership’s net income	818	40,570	11,101	52,489
Issuance of Partnership’s units (Note 12)	—	4,567	—	4,567
Equity compensation expense (Note 13)	—	1,074	—	1,074

Balance at December 31, 2016	$16,685	$800,566	$110,506	$927,757

	General Partner	Common Unitholders	Preferred Unitholders	Total
Balance at December 31, 2016	$16,685	$800,566	$110,506	$927,757

Distributions declared and paid (distributions of $0.32 per common and $0.86 per preferred unit) (Note 12)	(780)	(39,749)	(11,101)	(51,630)
Partnership’s net income	522	26,860	11,101	38,483
Issuance of Partnership’s units (Note 12)	—	17,639	—	17,639
Equity compensation expense (Note 13)	—	1,156	—	1,156

Balance at December 31, 2017	16,427	806,472	110,506	933,405

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Cash flows

(In thousands of United States Dollars)

	For the year ended December 31,
	2017	2016	2015
Cash flows from operating activities:
Net income	38,483	52,489	55,410
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization (Note 5)	73,993	71,897	62,707
Amortization and write off of deferred financing costs	1,262	1,250	908
Amortization of above market acquired charters (Note 6)	15,208	14,542	14,864
Equity compensation expense (Note 13)	1,156	1,074	34
Impairment of vessel (Notes 5, 8)	3,282	—	—
Changes in operating assets and liabilities:
Trade accounts receivable	(2,275)	183	(92)
Due from related parties	—	—	55
Prepayments and other assets	486	(600)	(2,102)
Inventories	(719)	(354)	(973)
Trade accounts payable	2,764	(595)	1,929
Due to related parties	(1,861)	(6,059)	4,657
Accrued liabilities	7,624	662	1,114
Deferred revenue	(11,299)	24,267	(2,207)
Dry docking costs paid	(1,130)	(3,670)	(2,095)

Net cash provided by operating activities	126,974	155,086	134,209

Cash flows from investing activities:
Vessel acquisitions and improvements including time charter agreements (Notes 5, 6)	(2,038)	(90,782)	(207,937)
Increase in restricted cash	—	(1,000)	(2,000)

Net cash used in investing activities	(2,038)	(91,782)	(209,937)

Cash flows from financing activities:
Proceeds from issuance of Partnership units (Note 12)	17,815	4,546	133,327
Expenses paid for issuance of Partnership units	(247)	(784)	(739)
Proceeds from issuance of long-term debt (Note 7)	—	35,000	115,000
Payments of long-term debt (Note 7)	(129,262)	(17,354)	(121,299)
Deferred financing costs paid	(4,993)	(31)	(1,797)
Dividends paid (Note 12)	(51,630)	(68,193)	(122,773)

Net cash (used in) / provided by financing activities	(168,317)	(46,816)	1,719

Net (decrease) / increase in cash and cash equivalents	(43,381)	16,488	(74,009)

Cash and cash equivalents at the beginning of the year	106,678	90,190	164,199

Cash and cash equivalents at the end of the year	63,297	106,678	90,190

Supplemental cash flow information
Cash paid for interest	$19,646	$23,763	$16,759
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	$312	$1,383	$769
Offering expenses included in liabilities	$35	$106	$—
Deferred financing costs included in liabilities	$79	$—	$—
Capitalized dry docking costs included in liabilities	$11	$1,141	$1,687
Assumption of loan regarding the acquisition of the shares of Filonikis Product Carrier S.A. (“Filonikis”) (Notes 3, 7)	$—	$15,750	$—
Units issued to acquire Filonikis (Note 3)	$—	$911	$—

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars, except number of units)

1. Basis of Presentation and General Information

Capital Product Partners, L.P. was formed on January 16, 2007, under the laws of the Marshall Islands. The Partnership is an international shipping company. As of December 31, 2017, its fleet of thirty six vessels comprises four suezmax crude oil tankers, twenty-one modern medium range tankers, all of which are classed as IMO II/III chemical/product carriers, ten post-panamax container carrier vessels and one capesize bulk carrier. Its vessels are capable of carrying a wide range of cargoes, including crude oil, refined oil products, such as gasoline, diesel, fuel oil and jet fuel, edible oils and certain chemicals, such as ethanol, as well as dry cargo and containerized goods under short-term voyage charters and medium to long-term time and bareboat charters.

The consolidated financial statements include Capital Product Partners, L.P. and the following vessel-owning companies, intermediate holding company and operating companies (collectively the “Partnership”) which were all incorporated or formed under the laws of the Marshall Islands and Liberia.

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	Deadweight “DWT”	Date acquired by the Partnership	Date acquired by Capital Maritime & Trading Corp. (“CMTC”)
Capital Product Operating LLC	01/16/2007	—	—	—	—
Crude Carriers Corp.	10/29/2009	—	—	09/30/2011	—
Crude Carriers Operating Corp.	01/21/2010	—	—	09/30/2011	—
Shipping Rider Co.	09/16/2003	M/T Atlantas II	36,760	04/04/2007	04/26/2006
Canvey Shipmanagement Co.	03/18/2004	M/T Assos	47,872	08/16/2010 04/04/2007	05/17/2006
Centurion Navigation Limited	08/27/2003	M/T Aktoras (M/T British Envoy)	36,759	04/04/2007	07/12/2006
Polarwind Maritime S.A.	10/10/2003	M/T Agisilaos	36,760	04/04/2007	08/16/2006
Carnation Shipping Company	11/10/2003	M/T Arionas	36,725	04/04/2007	11/02/2006
Apollonas Shipping Company	02/10/2004	M/T Avax	47,834	04/04/2007	01/12/2007
Tempest Maritime Inc.	09/12/2003	M/T Aiolos (M/T British Emissary)	36,725	04/04/2007	03/02/2007
Iraklitos Shipping Company	02/10/2004	M/T Axios	47,872	04/04/2007	02/28/2007
Epicurus Shipping Company	02/11/2004	M/T Atrotos	47,786	03/01/2010 05/08/2007	05/08/2007
Laredo Maritime Inc.	02/03/2004	M/T Akeraios	47,781	07/13/2007	07/13/2007
Lorenzo Shipmanagement Inc.	05/26/2004	M/T Apostolos	47,782	09/20/2007	09/20/2007
Splendor Shipholding S.A.	07/08/2004	M/T Anemos I	47,782	09/28/2007	09/28/2007
Ross Shipmanagement Co.	12/29/2003	M/T Attikos	12,000	09/24/2007	01/20/2005
Sorrel Shipmanagement Inc.	02/07/2006	M/T Alexandros II (M/T Overseas Serifos)	51,258	01/29/2008	01/29/2008
Baymont Enterprises Incorporated	05/29/2007	M/T Amore Mio II	159,982	03/27/2008	07/31/2007
Forbes Maritime Co.	02/03/2004	M/T Aristofanis	12,000	04/30/2008	06/02/2005
Wind Dancer Shipping Inc.	02/07/2006	M/T Aristotelis II (M/T Overseas Sifnos)	51,226	06/17/2008	06/17/2008
Belerion Maritime Co.	01/24/2006	M/T Aris II (M/T Overseas Kimolos)	51,218	08/20/2008	08/20/2008
Mango Finance Corp.	07/14/2006	M/T Agamemnon II	51,238	04/07/2009	11/24/2008
Navarro International S.A.	07/14/2006	M/T Ayrton II	51,260	04/13/2009	04/10/2009
Adrian Shipholding Inc.	06/22/2004	M/T Alkiviadis	36,721	06/30/2010	03/29/2006
Patroklos Marine Corp.	06/17/2008	M/V Cape Agamemnon	179,221	06/09/2011	01/25/2011
Cooper Consultants Co. renamed to Miltiadis M II Carriers Corp.	04/06/2006	M/T Miltiadis M II	162,397	09/30/2011	04/26/2006

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars, except number of units)

1. Basis of Presentation and General Information – Continued

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	Deadweight “DWT”	Date acquired by the Partnership	Date acquired by CMTC
Amoureux Carriers Corp.	04/14/2010	M/T Amoureux	149,993	09/30/2011	—
Aias Carriers Corp.	04/14/2010	M/T Aias	150,393	09/30/2011	—
Agamemnon Container Carrier Corp.	04/19/2012	M/V Agamemnon	108,892	12/22/2012	06/28/2012
Archimidis Container Carrier Corp.	04/19/2012	M/V Archimidis	108,892	12/22/2012	06/22/2012
Aenaos Product Carrier S.A.	10/16/2013	M/T Aristotelis	51,604	11/28/2013	—
Anax Container Carrier S.A	04/08/2011	M/V Hyundai Prestige	63,010	09/11/2013	02/19/2013
Hercules Container Carrier S.A.	04/08/2011	M/V Hyundai Premium	63,010	03/20/2013	03/11/2013
Iason Container Carrier S.A	04/08/2011	M/V Hyundai Paramount	63,010	03/27/2013	03/27/2013
Thiseas Container Carrier S.A.	04/08/2011	M/V Hyundai Privilege	63,010	09/11/2013	05/31/2013
Cronus Container Carrier S.A.	07/19/2011	M/V Hyundai Platinum	63,010	09/11/2013	06/14/2013
Miltiadis M II Corp.	08/28/2012	—	—	—	—
Dias Container Carrier S.A	05/16/2013	M/V Akadimos (renamed to “CMA CGM Amazon”) (1)	115,534	06/10/2015	06/10/2015
Poseidon Container Carrier S.A	05/16/2013	M/V Adonis (renamed to “CMA CGM Uruguay”) (1)	115,639	09/18/2015	09/18/2015
Isiodos Product Carrier S.A	05/31/2013	M/T Active (1)	50,136	03/31/2015	03/31/2015
Titanas Product Carrier S.A	05/31/2013	M/T Amadeus (1)	50,108	06/30/2015	06/30/2015
Atrotos Container Carrier S.A	10/25/2013	M/V Anaxagoras (renamed to “CMA CGM Magdalena”) (1)	115,639	02/26/2016	02/26/2016
Filonikis Product Carrier S.A	05/31/2013	M/T Amor	49,999	10/24/2016	09/30/2015

(1)	Vessels that were acquired according to the terms of the Master Vessel Acquisition Agreement (“Master Agreement”) (Note 5).

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

Vessel voyage expenses are direct expenses to voyage revenues and primarily consist of brokerage commissions, port expenses, canal dues and bunkers. Brokerage commissions are paid to shipbrokers for their time and efforts for negotiating and arranging charter party agreements on behalf of the Partnership and expensed over the related charter period and all the other voyage expenses are expensed as incurred. In general, under time and bareboat charter agreements, all voyages expenses, except commissions are assumed by the charterer. For voyage charters, all voyage expenses are paid by the Partnership.

Vessel operating expenses presented in the consolidated financial statements mainly consist of:

•	Management fees payable to the Partnership’s manager, Capital Ship Management Corp. (the “Manager” or “CSM”) under three different types of Management agreements (Note 4); and

•	Actual operating expenses, such as crewing, repairs and maintenance, insurance, stores, spares, lubricants and other operating expenses.

Vessel operating expenses are expensed as incurred.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

(d)	Foreign Currency Transactions: The functional currency of the Partnership is the U.S. Dollar because the Partnership’s vessels operate in international shipping markets that utilize the U.S. Dollar as the functional currency. The accounting records of the Partnership are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. Dollar, are translated into the functional currency using the exchange rate at those dates. Gains or losses resulting from foreign currency transactions are included in other income in the accompanying consolidated statements of comprehensive income.

(e)	Cash and Cash Equivalents: The Partnership considers highly-liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f)	Restricted cash: For the Partnership to comply with debt covenants under its credit facilities, it must maintain minimum cash deposits. Such deposits are considered by the Partnership to be restricted cash.

(g)	Trade Accounts Receivable: The amount shown as trade accounts receivable primarily consists of earned revenue that has not been billed yet or that it has been billed but not yet collected. At each balance sheet date all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate write off. As of December 31, 2017 and 2016 there were no write off.

(h)	Inventories: Inventories consist of consumable bunkers, lubricants, spares and stores and are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of disposal and transportation. The cost is determined by the first-in, first-out method.

(i)	Vessels Held for Sale: The Partnership classifies vessels as being held for sale when the following criteria are met: (i) management is committed to sell the asset; (ii) the asset is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less costs to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale.

In the case that a plan to sell a vessel is cancelled, the Partnership reclassifies the vessel as held for use and re-measures it at the lower of (i) its carrying amount before the vessel was classified as held for sale, adjusted for any depreciation expense that would have been recognized if the vessel had been continuously classified as held and used and (ii) its fair value at the date of the subsequent decision not to sell.

(j)	Fixed Assets: Fixed assets consist of vessels, which are stated at cost, less accumulated depreciation. Vessel cost consists of the contract price for the vessel and any material expenses incurred upon their construction (improvements and delivery expenses, on-site supervision costs incurred during the construction periods, as well as capitalized interest expense during the construction period). Vessels acquired through acquisition of businesses are recorded at their acquisition date fair values. The cost of each of the Partnership’s vessels is depreciated; beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the scrap value of the Partnership’s vessels to be $0.2 per light weight ton (LWT) and useful life to be 25 years.

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

In recent years, market conditions, as compared to previous years, have changed significantly as a result of the global credit crisis and resulting slowdown in world trade. Charter rates decreased and values of assets were affected. The Partnership considered these market developments as indicators of potential impairment of the carrying amount of its long-lived assets. The Partnership has performed an undiscounted cash flow test based on U.S. GAAP as of December 31, 2017 and 2016, determining undiscounted projected net operating cash flows for the vessels and comparing them to the carrying values of the vessels, and any related intangible assets and liabilities. In developing estimates of future cash flows, the Partnership made assumptions about future charter rates, utilization rates, vessel operating expenses, future dry docking costs and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations that are in line with the Partnership’s historical performance and expectations for the vessels’ utilization under the current deployment strategy. Based on these assumptions, the Partnership determined that the vessels held for use and their related intangible assets and liabilities were not impaired as of December 31, 2017 and 2016.

(l)	Deferred charges, net: are comprised mainly of dry docking costs. The Partnership’s vessels are required to be dry docked every thirty to sixty months for major repairs and maintenance that cannot be performed while the vessels are under operation. The Partnership has adopted the deferral method of accounting for dry docking activities whereby costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry docking activity.

(m)	Intangible assets: The Partnership records all identified tangible and intangible assets or any liabilities associated with the acquisition of a business or an asset at fair value. When a vessel or a business that owns a vessel is acquired with an existing charter agreement, the Partnership determines the present value of the difference between: (i) the contractual charter rate and (ii) the prevailing market rate for a charter of equivalent duration. When determining present value, the Partnership uses Weighted Average Cost of Capital (“WACC”). The resulting above-market (assets) and below-market (liabilities) charters are amortized using the straight line method as a reduction and increase, respectively, to revenues over the remaining term of the charters.

(n)	Net Income Per Limited Partner Unit: Basic net income per limited partner unit is calculated by dividing the Partnership’s net income less net income allocable to preferred unit holders, general partner’s interest in net income (including incentive distribution rights) and net income allocable to unvested units, by the weighted-average number of common units outstanding during the period (Note 14). Diluted net income per limited partner unit reflects the potential dilution that could occur if securities or other contracts to issue limited partner units were exercised.

(o)	Segment Reporting: The Partnership reports financial information and evaluates its operations by charter revenues and not by the length, type of vessel or type of ship employment for its customers, i.e. time or bareboat charters. The Partnership does not use discrete financial information to evaluate the operating results for each such type of charter or vessel. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Partnership has determined that it operates as one reportable segment. Furthermore, when the Partnership charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

(p)	Omnibus Incentive Compensation Plan: Equity compensation expense represents vested and unvested units granted to employees and to non-employee directors, for their services as directors, as well as to non-employees and are included in general and administrative expenses in the consolidated statements of comprehensive income. Units granted to employees are measured at their fair value equal to the market value of the Partnership’s common units on the grant date. Unvested units granted to non-employees are initially and subsequently measured at their then current fair value as of the financial reporting dates. The units that contain a time-based service vesting condition are considered unvested units on the grant date and the total fair value of such units is recognized on a straight-line basis over the requisite service period. In addition, unvested awards granted to non-employees are measured at their then-current fair value as of the financial reporting dates (Note 13).

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

(q)	Recent Accounting Pronouncements: In January 2017, the Financial Accounting Standards Board (“FASB”) issued the Accounting Standard Update (“ASU”) 2017-01 Business Combinations to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period 1) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and 2) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The Partnership will adopt this update from January 1, 2018 and believes that the adoption of this update will not have any material impact on its financial statements.

In November 2016 the FASB issued the ASU 2016-18 – Restricted cash. This ASU requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years and is required to be applied retrospectively. Early adoption is permitted, including adoption in an interim period. The implementation of this update affects the presentation in the statement of cash flows as currently changes in restricted cash are included within investing activities and has no impact on the Partnership’s balance sheet and statement of comprehensive income. The Partnership has not elected early adoption.

In August 2016, the FASB issued the ASU 2016-15 – classification of certain cash payments and cash receipts. This ASU addresses certain cash flow issues with the objective of reducing the existing diversity in practice. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. It must be applied retrospectively to all periods presented but may be applied prospectively from the earliest date practicable, if retrospective application would be impracticable. The Partnership evaluated the impact of this ASU on its financial statements and determined that there is no impact as the classification of the related cash payments and cash receipts has always been reported as described in the ASU.

In March 2016, the FASB issued the ASU No 2016-09, Stock Compensation, which is intended to simplify several aspects of the accounting for share-based payment award transactions. The guidance was effective for the fiscal year beginning after December 15, 2016, including interim periods within that year. During 2017 the Partnership adopted this ASU with no material impact on its financial statements.

In February 2016, the FASB issued the ASU 2016-02, Leases (Topic 842). The main provision of this ASU is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. Accounting by lessors will remain largely unchanged from current U.S. GAAP but require the lessors to separate lease and non-lease components. The requirements of this standard include an increase in required disclosures. The Partnership expects that its time charter arrangements will be subject to the requirements of the new Leases standard as the Partnership will be regarded as the lessor. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after the date of initial application, with an option to use certain transition relief. This update is effective for public entities with reporting periods beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted. The Partnership is currently evaluating the impact, if any, of the adoption of this new standard and will evaluate any amendments that may be issued.

In July 2015, the FASB issued the ASU 2015-11, Simplifying the Measurement of Inventory to simplify the measurement of inventory using first-in, first out (FIFO) or average cost method. According to this ASU an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of completion, disposal and transportation. This update was effective for public entities with reporting periods beginning after December 15, 2016 and early adoption was permitted. During 2017 the Partnership adopted this ASU with no material impact on its financial statements.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

(q)	Recent Accounting Pronouncements – Continued

On May 28, 2014, the FASB issued the ASU No 2014-09 Revenue from Contracts with Customers. ASU 2014-09, as amended, outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The standard is effective for annual periods beginning after December 15, 2017, and interim periods therein, and shall be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Partnership adopted this ASU for the reporting period commencing on January 1, 2018. The Partnership elected to use the modified retrospective transition method for the implementation of this standard. As a result of the adoption of this standard revenues generated under voyage charter agreements will be recognized on a pro-rata basis from the date of loading to discharge of cargo. Prior to the adoption of this standard, revenues generated under voyage charter agreements were recognized on a pro-rata basis over the period of the voyage which was deemed to commence upon the later of the completion of discharge of the vessel’s previous cargo or upon vessel’s arrival to the agreed upon port, and deemed to end upon the completion of discharge of the delivered cargo. The financial impact on the Partnership’s financial statements will derive from voyage charters which do not commence and end in the same reporting period due to the timing of recognition of revenue, as well as the timing of recognition of certain voyage related costs. As voyage charters represent 5.8% of the Partnership’s revenues for the year ended December 31, 2017, and only three vessels of the Partnership had voyage charters that were in progress as of December 31, 2017, we expect the effect of implementation to be insignificant.

3. Acquisition of Filonikis Product Carrier S.A. (M/T Amor)

On October 24, 2016, following the unanimous recommendation of the conflicts committee and the unanimous approval of the board of directors, the Partnership acquired the shares of Filonikis, the owning company of the M/T Amor from CMTC for a total consideration of $16,911. The Partnership also assumed, on the acquisition date, CMTC’s guarantee with respect to the outstanding balance of $15,750 of the loan that Filonikis had entered into and was arranged by CMTC (Note 7). The vessel at the time of her acquisition by the Partnership was fixed on a two-year time charter with Cargill International S.A. (“Cargill”) ending October 2017, with the option to terminate 30 days earlier, and immediately thereafter with CMTC for a two-month period time charter.

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

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Acquisition of Filonikis Product Carrier S.A. (M/T Amor) – Continued

•	Purchase price allocation - Continued

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

Total revenues and net income of Filonikis since its acquisition by the Partnership were $980 and $222 respectively and are included in the Partnership’s consolidated statement of comprehensive income for the year ended December 31, 2016.

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

	For the year ended December 31,
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

1.	Fixed fee management agreement: At the time of the completion of its Initial Public Offering (“IPO”), the Partnership entered into an agreement with its Manager, according to which the Manager provides the Partnership with certain commercial and technical management services for a fixed daily fee per managed vessel which covers the commercial and technical management services, the respective vessels’ operating costs such as crewing, repairs and maintenance, insurance, stores, spares, and lubricants as well as the cost of the first special survey or next scheduled dry-docking, of each vessel. In addition to the fixed daily fees payable under the management agreement, the Manager is entitled to supplementary compensation for additional fees and costs (as defined in the agreement) of any direct and indirect additional expenses it reasonably incurs in providing these services, which may vary from time to time. For the years ended December 31, 2017, 2016 and 2015 management fees under the fixed fee management agreement amounted to $488, $981 and $3,221, respectively. The Partnership also pays a fixed daily fee per bareboat chartered vessel in its fleet, mainly to cover compliance and commercial costs, which include those costs incurred by the Manager to remain in compliance with the oil majors’ requirements, including vetting requirements;

2.	Floating fee management agreement: On June 9, 2011, the Partnership entered into an agreement with its Manager based on actual expenses per managed vessel. Under the terms of this agreement, the Partnership compensates its Manager for expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry docking are borne by the Partnership and not by the Manager. The Partnership also pays its Manager a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index. For the years ended December 31, 2017, 2016 and 2015 management fees under the floating fee management agreement amounted to $10,100, $8,865 and $7,477, respectively; and

3.	Crude management agreement: On September 30, 2011, the Partnership completed the acquisition of Crude Carriers Corp. and its subsidiaries (“Crude”). Three of the five crude tanker vessels that the Partnership acquired at the time of the completion of the merger with Crude continue to be managed under a management agreement entered into in March 2010 with the Manager, whose initial term expires on December 31, 2020. Under the terms of this agreement the Partnership compensates the Manager for all of its expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating and administrative costs. For the years ended December 31, 2017, 2016 and 2015 management fees under the crude management agreement amounted to $1,041, $1,020 and $1,010, respectively. Prior to January 1, 2017 the Partnership paid its Manager the following fees:

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

Effective from January 1, 2017 the Manager agreed to waive going forward (i) the sale and purchase fee equal to 1% of the gross purchase or sale price upon the consummation of any purchase or sale of the three vessels and (ii) the commercial services fee equal to 1.25% of all gross charter revenues generated by each of the three vessels for commercial services rendered. For the years ended December 31, 2016 and 2015, such commercial services amounted to $360 and $411, respectively, and are included in “Voyage expenses – related party” in the accompanying consolidated statements of comprehensive income.

The Manager has the right to terminate the Crude management agreement and, under certain circumstances, could receive substantial sums in connection with such termination. In March 2017 this termination fee was adjusted to $10,124 from $9,858.

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

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with Related Parties – Continued

On April 4, 2007, the Partnership entered into an administrative services agreement with the Manager, pursuant to which the Manager has agreed to provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT, clerical, and other administrative services. Also the Partnership reimburses the Manager and its general partner, Capital GP L.L.C. (the “CGP”) for reasonable costs and expenses incurred in connection with the provision of these services after the Manager submits to the Partnership an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. These expenses are included in general and administrative expenses in the consolidated statements of comprehensive income. In January 2016, the Partnership amended the executive services agreement with CGP according to which CGP provides certain executive officers services for the management of the Partnership’s business as well as investor relation and corporate support services to the Partnership. For the years ended December 31, 2017, 2016 and 2015 such fees amounted to $1,688, $1,688 and $1,624, respectively, and are included in “General and administrative expenses” in the consolidated statements of comprehensive income.

Balances and transactions with related parties consisted of the following:

Consolidated Balance Sheets	As of December 31, 2017	As of December 31, 2016
Liabilities:
Manager – payments on behalf of the Partnership (a)	$13,218	$15,126
Management fee payable to CSM (b)	1,016	969

Due to related parties	$14,234	$16,095
Deferred revenue – current (e)	2,829	2,925

Total liabilities	$17,063	$19,020

	For the year ended December 31,
Consolidated Statements of Income	2017	2016	2015
Revenues (c)	$44,653	$36,026	$63,731
Voyage expenses	—	360	411
Vessel operating expenses	11,629	10,866	11,708
General and administrative expenses (d)	1,983	2,076	2,569

(a) Manager—Payments on Behalf of the Partnership: This line item represents the amount outstanding for payments for operating and voyage expenses made by the Manager on behalf of the Partnership and its subsidiaries.

(b) Management fee payable to CSM : The amount outstanding as of December 31, 2017 and 2016 represents the management fee payable to CSM as a result of the Management Agreements the Partnership entered into with the Manager.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with Related Parties – Continued

(c) Revenues: The following table includes information regarding the charter agreements that were in place between the Partnership and CMTC and its subsidiaries during 2017 and 2016.

Vessel Name	Time Charter (TC) in years	Commencement of Charter	Termination or earliest expected redelivery	Gross (Net) Daily Hire Rate
M/T Agisilaos	1.0	09/2015	06/2016	$14.5 ($14.3)
M/T Arionas	1.2	12/2014	01/2016	$15.0 ($14.8)
M/T Arionas	1.0	01/2017	02/2018	$11.0 ($10.9)
M/T Amore Mio II	0.9	08/2016	09/2017	$21.0 ($20.7)
M/T Akeraios	2.0	03/2015	04/2016	$15.6 ($15.4)
M/T Apostolos	2.0	04/2015	01/2016	$15.6 ($15.4)
M/T Anemos I	1.0	06/2015	01/2016	$17.3 ($17.0)
M/T Aristotelis	1.1 to 1.3	12/2015	12/2016	$19.0 ($18.8)
M/T Aristotelis	1.0	01/2017	02/2018	$13.8 ($13.6)
M/T Ayrton II	2.0	02/2016	02/2018	$18.0 ($17.8)
M/T Miltiadis M II	0.6	09/2015	05/2016	$35.0 ($34.6)
M/T Miltiadis M II	0.9	08/2016	08/2017	$25.0 ($24.7)
M/T Miltiadis M II	0.8 to 1.0	10/2017	08/2018	$18.0 ($18.0)
M/T Amadeus	2.0	06/2015	08/2017	$17.0 ($16.8)
M/T Atlantas II	1.0	10/2016	12/2017	$13.0 ($12.8)
M/T Amoureux	1.0	04/2017	03/2018	$22.0 ($22.0)
M/T Aktoras	0.8 to 1.0	09/2017	01/2018	$11.0 ($10.9)
M/T Aiolos	0.8 to 1.0	09/2017	07/2018	$11.0 ($10.9)
M/T Amor	0.2	09/2017	01/2018	$14.0 ($13.8)

(d) General and administrative expenses: This line item mainly includes fees relating to internal audit, investor relations and consultancy fees.

(e) Deferred Revenue: As of December 31, 2017 and 2016 the Partnership had received cash in advance for charter hire relating to revenue earned in a subsequent period from CMTC.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

5. Fixed assets and assets held for sale

(a)	Advances for vessels under construction – related party

An analysis of advances for vessels under construction – related party is as follows:

Advances for vessels under construction – related party
Balance as at December 31, 2015	$18,172

Additions	—
Transfer to vessels	(18,172)

Balance as at December 31, 2016	$—

On July 24, 2014, the Partnership entered into a Master Agreement with CMTC to acquire five companies that owned five vessels under construction (the “new-buildings”) with attached time charters, subject to the amendment of the partnership agreement to reset the target distributions to holders of the Incentive Distribution Rights (the “IDRs”) (Note 12). As the reset of the IDRs was a pre-condition for the acquisition of the vessels, the amount of $36,417, representing the difference between the fair value of $347,917 of the respective new-buildings at the time of the approval of this transaction in August 2014 at the Partnership’s annual general meeting and the contractual cash consideration of $311,500, was considered to be the deemed equity contribution and thus the fair value of the reset of the IDRs. The fair value of the new-buildings amounting to $347,917 was based on the average of three valuations obtained from three independent shipbrokers.

Two of these five vessels are 50,000 DWT product carriers and the remaining three are 9,100 Twenty Feet Equivalent Units (“TEU”) post-panamax container carriers.

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

(b)	Vessels, net

An analysis of vessels is as follows:

	Vessel Cost	Accumulated depreciation	Net book value
Balance as at January 1, 2016	$1,653,727	$(338,242)	$1,315,485

Acquisitions and improvements	103,790	—	103,790
Transfer from Advances for vessels under construction-related party	18,172	—	18,172
Depreciation for the period	—	(69,716)	(69,716)

Balance as at December 31, 2016	$1,775,689	$(407,958)	$1,367,731

Acquisitions and improvements	967	—	967
Depreciation for the period	—	(71,358)	(71,358)
Impairment of vessel	(3,282)	—	(3,282)
Classification as asset held for sale	(34,859)	5,997	(28,862)

Balance as at December 31, 2017	$1,738,515	$(473,319)	$1,265,196

All of the Partnership’s vessels as of December 31, 2017 have been provided as collateral to secure the Partnership’s credit facilities.

On October 24, 2016, the Partnership acquired the shares of the company owning the M/T Amor (Note 3). The Partnership accounted for this acquisition as an acquisition of business based on the existence of an integrated set of activities (inputs and processes that generate outputs). The vessel was recorded in the Partnership’s financial statements at its fair value of $31,600 as quoted by independent ship brokers at the time of its acquisition by the Partnership.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

5. Fixed assets and assets held for sale – Continued

(b)	Vessels, net - Continued

On February 26, 2016, the Partnership acquired the shares of the company owning the M/V CMA CGM Magdalena for a total consideration of $81,500 which was funded by loan drawdown of $35,000 from the Partnership’s 2013 credit facility (Note 7) and the remaining balance of $46,500 by the Partnership’s cash. The Partnership accounted for this transaction as acquisition of an asset based on the absence of processes attached to the inputs. Other than the new-building and the attached time charter, no other inputs and no processes were acquired. The Partnership considered whether any value should be assigned to the attached charter party agreement acquired and concluded that the contracted daily charter rate was above the market rates on the transaction completion date and therefore, the total cost of $91,751, which comprised the purchase consideration of $81,500 and the fair value from the reset of the IDRs of $10,251,which was attributable to this vessel (Note 5a), was allocated to the vessel cost and the above market acquired charter. Thus the vessel was recorded in the Partnership’s financial statements at a cost of $88,545 and the above market acquired charter at a cost of $3,206 (Note 6).

During 2017, the M/V Agamemnon, the M/T Amore Mio II, the M/T Miltiadis M II, the M/T Ayrton II, the M/T Axios, the M/T Arionas, the M/T Avax, the M/T Assos, the M/T Amoureux and the M/T Atrotos underwent improvements. The costs of these improvements amounted to $967 and were capitalized as part of the vessels’ cost.

During 2016, the M/T Alkiviadis, the M/V Archimidis, the M/T Anemos I, the M/T Amore Mio II, the M/T Miltiadis M II and the M/T Arionas underwent improvements. The costs of these improvements amounted to $1,817 and were capitalized as part of the vessels’ cost.

(c)	Assets held for sale

An analysis of assets held for sale is as follows:

Assets held for sale
Balance as at January 1, 2016	—

Vessel held for sale	28,862
Inventories	165

Balance as at December 31, 2017	29,027

On December 22, 2017 the Partnership entered into a Memorandum of Agreement (the “Agreement”) with an unrelated party for the disposal of the M/T Aristotelis at a price of $29,400. The Partnership decided to enter into this Agreement after receiving the Buyer’s purchase enquiry which was opportunistic in nature. Under this agreement the vessel can be delivered to its Buyer by latest March 11, 2018. Upon entering the agreement the Partnership considered that M/T Aristotelis met the criteria to be classified as held for sale, as described in note 2(i), and measured the vessel at the lower of its carrying amount and fair value less the cost associated with the sale. In this respect, the Partnership recognized an impairment charge of $3,282 in its consolidated statement of comprehensive income for the year ended December 31, 2017. No assets were classified as held for sale as of December 31, 2016.

6. Above market acquired charters

On October 24, 2016 the Partnership acquired the shares of the company owning the M/T Amor from CMTC with outstanding time charters to Cargill and CMTC. The time charter with Cargill was above the market rate for equivalent time charters prevailing at the time of acquisition. The present value of the above market acquired time charter was estimated by the Partnership at $1,061 and recorded as an asset in the consolidated balance sheet as of the acquisition date (Note 3). The time charter with CMTC was equal to the market rate for equivalent time charters prevailing at the time of acquisition.

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

For the years ended December 31, 2017, 2016 and 2015 revenues included a reduction of $15,208, $14,542 and $14,864 as amortization of the above market acquired charters, respectively.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

6. Above market acquired charters – Continued

An analysis of above market acquired charters is as follows:

Above market acquired charters	Book Value
Carrying amount as at January 1, 2016	$100,518

Acquisitions	$4,267
Amortization	$(14,542)

Carrying amount as at December 31, 2016	$90,243

Amortization	$(15,208)

Carrying amount as at December 31, 2017	$75,035

As of December 31, 2017 the remaining carrying amount of unamortized above market acquired time charters was $75,035 and will be amortized in future years as follows:

For the twelve month period ended December 31,	Amount
2018	$14,381
2019	$14,381
2020	$11,695
2021	$8,418
2022	$8,372
Thereafter	$17,788

Total	$75,035

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

7. Long-Term Debt

Long-term debt consists of the following:

	Bank loans	As of December 31, 2017	As of December 31, 2016	Margin
(i)	Issued in September 2017 maturing in October 2023 (the “2017 credit facility”)	460,000	—	3.25%
(ii)	Assumed in October 2016 maturing in November 2022 (the “2015 credit facility”)	15,750	15,750	2.50%
(iii)	Issued in March 2007 repaid in October 2017 (the “2007 credit facility”)	—	185,975	3.00%
(iv)	Issued in March 2008 repaid in October 2017 (the “2008 credit facility”)	—	181,641	3.00%
(v)	Issued in June 2011 fully repaid in October 2017 (the “2011 credit facility”)	—	14,000	3.25%
(vi)	Issued in September 2013 repaid in October 2017 (the “2013 credit facility”)	—	207,646	3.50%

	Total long-term debt	$475,750	$605,012

	Less: Deferred loan issuance costs	6,635	2,825
	Less: loan associated with vessel held for sale	14,781	—

	Total long-term debt, net	$454,334	$602,187
	Less: Current portion of long-term debt	52,057	40,534
	Add: Current portion of deferred loan issuance costs	1,543	966
	Long-term debt, net	$403,820	$562,619

On September 6, 2017, the Partnership entered into a new senior secured term loan facility for an aggregate principal amount of up to $460,000 with a syndicate of lenders led by HSH Nordbank AG and ING Bank N.V. On October 2, 2017, the Partnership fully repaid $14,000 outstanding under its 2011 credit facility, through available cash. On October 4, 2017, the Partnership fully repaid total indebtedness of $102,246 and the then outstanding indebtedness of the 2007 credit facility, the 2008 credit facility and the 2013 credit facility amounting to $460,000 was replaced by the 2017 credit facility. The 2017 credit facility is comprised of two tranches. Tranche A amounts to $259,000, is secured by 11 of the Partnership’s vessels and is required to be repaid in 24 equal quarterly instalments of $4,833 in addition to a balloon instalment of $143,008, which is payable together with the final quarterly instalment in the fourth quarter of 2023. Tranche B amounts to $201,000, is secured by 24 of the Partnership’s vessels and is required to be repaid fully in 24 equal quarterly instalments of $8,375. The Partnership started paying quarterly instalments under both tranches A and B on January 4, 2018. The loans drawn under the 2017 credit facility bear interest at LIBOR plus a margin of 3.25%.

During 2017, the Partnership classified the M/T Aristotelis as vessel held for sale (Note 5c). As of December 31, 2017, the part of the Tranche A of the 2017 credit facility which was associated with this vessel amounted to $14,781, is expected to be repaid in March 2018, and is presented as “Liability associated with vessel held for sale” in the accompanying consolidated balance sheet.

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

On February 23, 2016, the Partnership drew the amount of $35,000 from its 2013 credit facility in order to partly finance the acquisition of the shares of the company owning the M/V CMA CGM Magdalena (Note 5).

During 2017 and 2016, the Partnership repaid the amount of $13,016 and $17,354, respectively, in line with the amortization schedule of its 2013 credit facility.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

7. Long-Term Debt – Continued

The Partnership’s credit facilities contain customary ship finance covenants, including restrictions as to changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness and the mortgaging of vessels and requirements such as, the ratio of EBITDA to Net Interest Expenses to be no less than 2:1, a minimum cash requirement of $500 per vessel, the ratio of net Total Indebtedness to the Total Assets of the Partnership adjusted for the Market Value of the fleet not to exceed 0.75:1 for the 2017 credit facility and the ratio of net Total Indebtedness to the aggregate Market Value of the fleet not to exceed 0.725:1 for the 2015 credit facility. As of December 31, 2017 and 2016, restricted cash amounted to $18,000 for each year and is presented under other non-current assets. The credit facilities also contain a collateral maintenance requirement under which the aggregate fair market value of the collateral vessels should not be less than 125% for the 2017 credit facility and 120% for the 2015 credit facility, of the aggregate outstanding amount under these facilities. Also the vessel-owning companies may pay dividends or make distributions when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. As of December 31, 2017 and 2016 the Partnership was in compliance with all financial covenants.

The credit facilities have a general assignment of the earnings, insurances and requisition compensation of the respective collateral vessel or vessels. Each also requires additional security, such as pledge and charge on current accounts and mortgage interest insurance.

As of December 31, 2017 there were no undrawn amounts under the Partnership’s credit facilities.

For the years ended December 31, 2017, 2016 and 2015, the Partnership recorded interest expense of $24,782, $22,674 and $17,856 respectively which is included in “Interest expense and finance cost” in the consolidated statements of comprehensive income. For the years ended December 31, 2017 and 2016 the weighted average interest rate of the Partnership’s loan facilities was 4.29% and 3.73% respectively.

The required annual loan payments to be made subsequent to December 31, 2017 are as follows:

	2017 Credit Facility (i)	2015 Credit Facility (ii)	Total
2018	$66,510	$328	$66,838
2019	51,729	1,313	53,042
2020	51,729	1,313	53,042
2021	51,729	1,313	53,042
2022	51,729	11,483	63,212
Thereafter	186,574	—	186,574

Total	$460,000	$15,750	$475,750

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

The carrying value of cash and cash equivalents and restricted cash, which are considered Level 1 items as they represent liquid assets with short-term maturities, trade receivables, amounts due from related parties and due to related parties, trade accounts payable and accrued liabilities approximates their fair value. The fair values of long-term variable rate bank loans approximate the recorded values, due to their variable interest being the LIBOR and due to the fact the lenders have the ability to pass on their funding cost to the Partnership under certain circumstances, which reflects their current assessed risk. We believe the terms of our loans are similar to those that could be procured as of December 31, 2017. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy.

The following table summarizes the valuation of the Company’s assets measured at fair value on a non-recurring basis as of December 31, 2017:

Items Measured at Fair Value on a Nonrecurring Basis - Fair Value Measurements
	Quoted prices in active markets for identical assets	Significant other observable inputs	Unobservable Inputs
Non – Recurring Measurements:	Level 1	Level 2	Level 3	Loss
Long-lived assets classified as held for sale	$—	$29,400	$—	$3,282

As of December 22, 2017 the vessel M/T Aristotelis with a carrying amount of $32,144, was classified as vessel held for sale and written down to its fair value of $29,400, less estimated costs to sell, resulting in a loss of $3,282 (Note 5c), which was included in the accompanying consolidated statements of comprehensive income under impairment of vessel. The fair value of M/T Aristotelis was based on its transaction price, as the sale price was agreed with an unaffiliated third party hence it is considered level 2.

(b)    Concentration of credit risk

Financial instruments which potentially subject the Partnership to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Partnership places its cash and cash equivalents, consisting mostly of deposits, with creditworthy financial institutions rated by qualified rating agencies. A limited number of financial institutions hold the Partnership’s cash. Most of the Partnership’s revenues were derived from a few charterers. For the year ended December 31, 2017 Petroleo Brasileiro S.A. (“Petrobras”), CMTC, Hyundai Merchant Marine Co Ltd (“HMM”) and CMA CGM accounted for 19%, 18%, 18% and 17% of the Partnership’s total revenue, respectively. For the year ended December 31, 2016 HMM, Petrobras, CMA CGM and CMTC accounted for 19%, 18%, 17% and 15% of the Partnership’s total revenue, respectively. For the year ended December 31, 2015 CMTC and HMM accounted for 29% and 21% of the Partnership’s total revenue, respectively.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

9. Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31,
	2017	2016
Accrued loan interest and loan fees	$5,221	$114
Accrued operating expenses	5,199	4,360
Accrued voyage expenses and commissions	3,521	2,453
Accrued general and administrative expenses	1,170	934

Total	$15,111	$7,861

10. Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses consist of the following:

	For the years ended December 31,
	2017	2016	2015
Voyage expenses:
Commissions	$4,440	$4,816	$4,421
Bunkers	4,726	2,601	1,753
Port expenses	3,593	892	259
Other	2,406	1,971	457

Total	$15,165	$10,280	$6,890

Vessel operating expenses:
Crew costs and related costs	$43,699	$37,342	$31,788
Insurance expense	5,035	5,772	5,004
Spares, repairs, maintenance and other expenses	12,731	11,688	11,521
Stores and lubricants	7,937	8,203	7,790
Management fees (Note 4)	11,491	10,661	11,219
Vetting, insurances, spares and repairs (Note 4)	138	205	489
Other operating expenses	5,114	3,632	2,522

Total	$86,145	$77,503	$70,333

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

The jurisdictions where the Partnership’s vessel-owning subsidiaries are incorporated each grants an “equivalent exemption” to United States corporations with respect to each type of shipping income earned by the Partnership’s vessel-owning subsidiaries. Additionally, our units are only traded on the Nasdaq Global Market, which is considered to be established securities market. The Partnership has satisfied the Publicly-Traded Test for the years ended December 31, 2017, 2016 and 2015 and the ship-owning subsidiaries are exempt from United States federal income taxation with respect to U.S.-source shipping income.

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

General Partner Interest and IDRs: The general partner has a 1.71% interest in the Partnership and holds the IDRs. In accordance with Section 5.2(b) of the partnership agreement, upon the issuance of additional units by the Partnership, the general partner may elect to make a contribution to the Partnership to maintain its general partner interest.

IDRs represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. The Partnership’s general partner as of December 31, 2017, 2016 and 2015 holds the IDRs.

According to the partnership agreement, as amended in 2014, the following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and general partner in any available cash from operating surplus that is being distributed up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount per Unit,” until available cash from operating surplus the Partnership distributes reaches the next target distribution level, if any. The percentage interests shown for the unitholders and general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown below assume that the Partnership’s general partner maintains a 2% general partner interest and that it has not transferred its incentive distribution rights.

	Total Quarterly	Marginal Percentage Interest in Distributions
	Distribution Target Amount per Unit	Unitholders	General Partner
Minimum Quarterly Distribution	$0.2325	98%	2%
First Target Distribution	up to $0.2425	98%	2%
Second Target Distribution	above $0.2425 up to $0.2675	85%	15%
Third Target Distribution	above $0.2675 up to $0.2925	75%	25%
Thereafter	above $0.2925	65%	35%

Following the 2014’s annual general meeting, CMTC unilaterally notified the Partnership that it has decided to waive its rights to receive quarterly incentive distributions between $0.2425 and $0.25. This waiver effectively increases the First Threshold and the lower band of the Second Threshold (as referenced in the table above) from $0.2425 to $0.25.

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

Class B Convertible Preferred Units

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

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

12. Partners’ Capital – Continued

During 2015 various holders of Class B Convertible Preferred Units including CMTC converted 1,240,404 Class B Convertible Preferred Units into common units. As a result in the Partnership’s Consolidated Statements of Changes in Partners’ Capital, the Partnership’s Limited Partners-Preferred Unitholders decreased by $10,642 and Partnership’s Limited Partners-Common Unitholders, increased by $10,642 for the year ended December 31, 2015. The conversion rate was one common unit per one Class B Convertible Preferred Unit. During 2017 and 2016 no such conversion occurred.

Common Units

On October 24, 2016, the Partnership issued 283,696 common units according to the terms of the share purchase agreement that the Partnership entered into with CMTC in order to partly finance the acquisition of the shares of the vessel owning company of M/T Amor (Notes 3, 5).

In September 2016, the Partnership entered into an equity distribution agreement with UBS Securities LLC (“UBS”) under which the Partnership may sell, from time to time, through UBS, as its sales agent, new common units having an aggregate offering amount of up to $50,000 (the “ATM offering”). The equity distribution agreement provides that UBS, when it is acting as the Partnership’s sales agent, will be entitled to compensation of up to 2% of the gross sales price of the common units sold through UBS from time to time. During 2017 the Partnership issued 5,152,059 new common units under the ATM offering resulting in net proceeds of $17,815 after the payment of commission to the sales agent, but before offering expenses. For the year ended December 31, 2017, the Partnership recognized offering expenses of $176 in connection with the ATM offering. Since the launch of the ATM offering until December 31, 2016, the Partnership issued 1,401,481 new common units resulting in net proceeds of $4,546 after the payment of commission to the sales agent, but before offering expenses. For the year ended December 31, 2016, the Partnership recognized offering expenses of $890 in connection with the ATM offering.

During 2015 CMTC converted 315,908 common units into general partner units respectively, in order for CGP to maintain its 2% interest in the Partnership. As a result in the Partnership’s Consolidated Statements of Changes in Partners’ Capital the Partnership’s Limited Partners-Common Unitholders decreased by $2,742 and General Partner increased by $2,742 for the years ended December 31, 2015. During 2017 and 2016 CMTC did not convert any common units into general partners units.

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

As of December 31, 2017 and 2016 our partners’ capital included the following units:

	As of December 31, 2017	As of December 31, 2016
Common units	127,246,692	122,094,633
General partner units	2,439,989	2,439,989
Preferred units	12,983,333	12,983,333

Total partnership units	142,670,014	137,517,955

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

On December 23, 2015 the Partnership awarded 240,000 and 610,000 unvested units to Employees and Non-Employees, respectively. Awards granted to certain Employees and Non Employees will vest in three annual instalments. The remaining awards will vest on December 31, 2018.

All unvested units are conditional upon the grantee’s continued service as Employee and/or Non-Employee until the applicable vesting date.

The unvested units accrue distributions as declared and paid which are retained by the custodian of the Plan until the vesting date at which time they are payable to the grantee. As unvested unit grantees accrue distributions on awards that are expected to vest, such distributions are charged to Partner’s capital. As of December 31, 2017 the unvested units accrued $427 of distributions.

The following table contains details of our plan:

	Employee equity compensation		Non-Employee equity compensation
Unvested Units	Units	Grant-date fair value	Units	Award- date fair value
Unvested on January 1, 2016	240,000	$1,325	610,000	$3,367
Vested	33,332	184	117,500	374

Unvested on December 31, 2016	206,668	$1,141	492,500	$2,993

Vested	36,666	202	117,500	395

Unvested on December 31, 2017	170,002	$939	375,000	$2,598

For the years ended December 31, 2017, 2016, and 2015 the equity compensation expense that has been charged in the consolidated statements of comprehensive income was $438, $439 and $10 for the Employee awards and $718, $635 and $24 for the Non-Employee awards, respectively. This expense has been included in general and administrative expenses in the consolidated statements of comprehensive income for each respective year.

As of December 31, 2017 the total compensation cost related to non vested awards is $1,111 and is expected to be recognized over a weighted average period of one year. The Partnership uses the straight-line method to recognize the cost of the awards.

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

The Partnership also considers whether the Partnership Agreement contains any contractual limitations concerning distributions to the IDRs that would impact the amount of earnings to allocate to the IDRs for each reporting period.

Under the partnership agreement, the holder of the IDRs in the Partnership, which is currently CGP, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions (Note 12). The Partnership excluded the effect of the 12,983,333 Class B Convertible Preferred Units in calculating dilutive EPU as of December 31, 2017, 2016 and 2015, for each year as they were anti-dilutive.

As of December 31, 2017, 2016 and 2015 the Partnership excluded the effect of 545,002, 699,168 and 850,000, respectively, non-vested unit awards in calculating dilutive EPU for its common unitholders as they were anti-dilutive. The non-vested units are participating securities because they received distributions from the Partnership and these distributions do not have to be returned to the Partnership if the non-vested units are forfeited by the grantee.

The Partnership’s net income for the years ended December 31, 2017, 2016 and 2015 did not exceed the First Target Distribution Level, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’s interest in net income.

The two class method used to calculate EPU is as follows:

BASIC AND DILUTED	2017	2016	2015
Numerators
Partnership’s net income	$38,483	$52,489	$55,410
Less:
Preferred unit holders’ interest in Partnership’s net income	11,101	11,101	11,334
General Partner’s interest in Partnership’s net income	522	818	879
Partnership’s net income allocable to unvested units	135	285	8
Common unit holders’ interest in Partnership’s net income	$26,725	$40,285	$43,189
Denominators
Weighted average number of common units outstanding, basic and diluted	123,845,345	119,803,329	115,030,879
Net income per common unit:
Basic and Diluted	$0.22	$0.34	$0.38

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

15. HMM charters restructuring

HMM, the charterer of five of the Partnership’s vessels, namely Hyundai Prestige, Hyundai Premium, Hyundai Paramount, Hyundai Privilege and Hyundai Platinum (the “HMM Vessels”), each under time charter expiring for Hyundai Prestige in 2024 and for the remaining four vessels in 2025, experienced financial difficulties and pursued a financial restructuring involving various creditors and vessel owners.

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

An estimated loss from a contingency should be accrued by a charge to expense and a liability recorded only if all of the following conditions are met:

•	Information available prior to the issuance of the financial statement indicates that it is probable that a liability has been incurred at the date of the financial statements.

•	The amount of the loss can be reasonably estimated.

(a)	Lease Commitments: Future minimum charter hire receipts, excluding any profit share revenue that may arise, based on non-cancellable long-term time and bareboat charter contracts, as of December 31, 2017 were:

Year ended December 31,	Amount
2018	$156,343
2019	106,422
2020	87,617
2021	54,584
2022	53,564
Thereafter	111,647

Total	$570,177

17. Subsequent Events

(a)	Dividends: On January 17, 2018, the board of directors of the Partnership declared a cash distribution of $0.08 per common unit for the fourth quarter of 2017. The fourth quarter common unit cash distribution was paid on February 13, 2018, to unit holders of record on February 2, 2018.

(b)	Dividends: On January 17, 2018, the board of directors of the Partnership declared a cash distribution of $0.21375 per Class B unit for the fourth quarter of 2017. The cash distribution was paid on February 9, 2018, to Class B unit holders of record on February 2, 2018.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

17. Subsequent Events – Continued

(c)	Acquisition of vessels:

On January 17, 2018 the Partnership acquired the eco-type crude tanker Aristaios (113,689 dwt, Ice Class 1C, built 2017, Daehan Shipbuilding Co. Ltd., S.Korea) for a total consideration of $52,500 from CMTC. The M/T Aristaios is currently employed under a time charter to Tesoro Far East Maritime Company (‘Tesoro’) at a gross daily rate of $26.4. The Tesoro charter commenced in January 2017 with duration of five years +/-45 days. The Partnership financed the acquisition with $24,167 in cash and the assumption of a $28,333 term loan under a credit facility previously arranged by CMTC with Credit Agricole Corporate and Investment Bank and ING Bank NV. The term loan bears interest at LIBOR plus a margin of 2.85% and is payable in twelve consecutive semi-annual instalments of approximately $917 beginning in July 2018, plus a balloon payment payable together with the last semi-annual instalment due in January 2024. The term loan is subject to ship finance covenants similar to the covenants applicable under our existing facilities.

On January 22, 2018, the Partnership agreed to acquire, conditional upon the successful completion of the sale of the M/T Aristotelis, the M/T Anikitos an eco-type MR product tanker (50,082 dwt IMO II/III Chemical Product Tanker built 2016, Samsung Heavy Industries (Ningbo) Co., Ltd.) for a total consideration of $31,500, from CMTC. The M/T Anikitos is currently employed under a time charter, at a gross daily rate of $15.3 with earliest charter expiry in June 2020. The charterer has the option to extend the time charter for eighteen months (+/-30 days) at the same gross daily rate. The Partnership intents to fund the acquisition through the net proceeds to be received from the sale of M/T Aristotelis, available cash and the assumption of a term loan under our “2015 credit facility” (see Note 7), previously arranged by CMTC with ING Bank NV at an amount representing approximately 50% of the vessel’s charter free market value at the time of the dropdown. The term loan is non-amortizing for a period of two years from the anniversary of the dropdown with an expected final maturity date in June 2023 and bears interest at LIBOR plus a margin of 2.50%. The Partnership expects to take delivery of M/T Anikitos in March 2018, following the delivery of the M/T Aristotelis to its new owner.