Form 20-F
period 2018-12-31
Capital Product Partners L.P.
filed 2019-04-26
CIK 1392326

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

YES  ☒                NO   ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

YES  ☐                NO   ☒

CAPITAL PRODUCT PARTNERS L.P.

-i-

ABOUT THIS REPORT

This annual report on Form 20-F (this “Annual Report”) should be read in conjunction with our audited consolidated financial statements and accompanying notes included herein (the “Financial Statements”).

In this Annual Report:

•	the “Partnership,” “CPLP,” “we,” “us” or “our” refer to Capital Product Partners L.P. and, unless the context otherwise requires, its consolidated subsidiaries;

•	“Capital Maritime” or “CMTC” refer to Capital Maritime & Trading Corp., our sponsor;

•	“General Partner” refers to Capital GP L.L.C., our general partner; and

•	“Capital Ship Management” or the “Manager” refer to Capital Ship Management Corp., our manager.

TRANSACTION WITH DSS HOLDINGS L.P.

On November 27, 2018, we entered into a definitive transaction agreement with DSS Holdings L.P. (“DSS”), pursuant to which we agreed to combine our crude and product tanker business (the “Tanker Business”) with DSS’s businesses and operations in a share-for-share transaction (the “DSS Transaction”). The DSS Transaction was completed on March 27, 2019.

In connection with the DSS Transaction, among other things:

•	DSS paid to us a total amount of $319.7 million;

•

we amended our existing 2017 credit facility, prepaid an amount of $89.3 million thereunder, and fully repaid and retired outstanding loans under bilateral facilities, all of which translated into an aggregate repayment of our debt of $146.5 million plus accrued interest and breakage costs;

•	we redeemed and retired all outstanding Class B Convertible Preferred Units (the “Class B Units”) at 100% of par value for an aggregate redemption price of $119.5 million;

•

we spun off Diamond S Shipping Inc. (“DSSI”), a newly formed wholly owned subsidiary to which we contributed all of our 25 crude and product tankers, by way of a pro rata distribution to the holders of our common and general partner units;

•	DSSI combined with DSS’s businesses and operations and issued additional shares of common stock to DSS’s limited partners; and

•

we effected a reverse split of our common and general partner units, reducing the number of common units issued and outstanding from 127,246,692 to 18,178,100 common units and the number of general partner units issued and outstanding from 2,439,989 to 348,570 general partner units.

As of the date of this annual report, we own a fleet of 11 vessels, consisting of ten neo panamax container vessels and one drybulk vessel.

One of our objectives in pursuing the DSS Transaction was to divest our older assets, realign our charter coverage towards medium- to long-term charters and create the foundation for engaging in growth transactions that aim to be accretive to our distributable cash flow across different shipping segments.

In view of the DSS Transaction, we adopted a new annual common unit quarterly distribution guidance of $0.315 per common unit (on a reverse split-adjusted basis).

MANAGEMENT BUY-OUT OF CAPITAL SHIP MANAGEMENT

Capital Ship Management, our Manager, is a privately held company initially formed and controlled by Capital Maritime.

In 2018, Capital Ship Management conducted a management buy-out led by its senior management. Since then, Capital Ship Management is no longer part of the group of companies controlled by Capital Maritime.

Some members of our Manager’s senior management are also current directors or officers of Capital Maritime.

In addition, Mr. Gerry Ventouris, an officer of our Manager and director and officer of Capital Maritime, serves as the chief operating officer of our General Partner and Mr. Gurpal Grewal, a technical director of our Manager, serves as one of our directors appointed by our General Partner.

CHANGE OF OWNERSHIP OF OUR GENERAL PARTNER

Our General Partner is a private company initially formed and controlled by Capital Maritime.

In April 2019, Capital Maritime transferred all membership interests in our General Partner to Mr. Miltiadis E. Marinakis as part of a reallocation of various shipping interests and businesses among members of the Marinakis family.

Mr. Miltiadis E. Marinakis, born in 1999, is the son of Evangelos M. Marinakis. Although not engaged in day-to-day management, Mr. Miltiadis E. Marinakis holds and oversees certain shipping interests on behalf of the Marinakis family.

FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this Annual Report concerning our business, operations, cash flows, and financial position, including, among other things, the likelihood of our success in developing and expanding our business, include forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, financial condition and the markets in which we operate, and involve risks and uncertainties. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “might,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “likely,” “intend,” “forecast,” “believe,” “estimate,” “project,” “predict,” “propose,” “potential,” “continue,” “seek” or the negative of these terms or other comparable terminology. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flows, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this Annual Report in “Item 3.D: Risk Factors” below. These forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

•	expectations regarding our ability to make distributions on our common units;

•	our ability to increase our cash available for distribution over time;

•	future sales of our units in the public market;

•	global economic outlook and growth;

•	outcome of trade disputes and sanction regimes currently in place or that may come into effect in the future;

•	shipping conditions and fundamentals, including the balance of supply and demand, as well as trends and conditions in the newbuilding markets and scrapping of older vessels;

•	industry trends such as charter rates and factors affecting the chartering of vessels and vessel values;

•	our ability to operate and compete in various new markets;

•	our current and future business and growth strategies and other plans and objectives for future operations;

•

anticipated future acquisitions of vessels from Capital Maritime or third parties, including any of the four Samsung eco medium range product tankers in respect of which we have a right of first refusal;

•	our continued ability to enter into long-term, fixed-rate time charters with our charterers and to re-charter our vessels as their existing charters expire at attractive rates;

•	the relationships and reputation of Capital Ship Management and our General Partner, each under new ownership, in the shipping industry;

•	anticipated future chartering arrangements with Capital Maritime and third parties;

•	the ability of our charterers to meet their obligations under the terms of our charter agreements, including the timely payment of the hire or freight rates under the agreements;

•	the financial condition, viability and sustainability of our charterers, including their ability to obtain liquidity and access the capital markets;

•	our ability to maximize the use of our vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	our ability to access debt, credit and equity markets;

•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors;

•	our ability to service, refinance or repay our debt under the current terms of our credit facilities and settle any hedging arrangements we may have;

•	changes in interest rates;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the expected lifespan and condition of our vessels;

•

the changes to the regulatory requirements applicable to the shipping industry, including, without limitation, stricter requirements adopted by international organizations, such as the International Maritime Organization (also referred to as the “IMO”), a United Nations agency that issues international trade standards for shipping, and the European Union, or by individual countries or charterers and actions taken by regulatory authorities overseeing such areas as safety and environmental compliance;

•

the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, including new environmental regulations and standards, as well as standard regulations imposed by our charterers applicable to our business;

•

the impact of heightened regulations and the actions of regulators and other government authorities, including anti-corruption laws and regulations, as well as sanctions and other governmental actions;

•

our anticipated general and administrative expenses and our costs and expenses under the management agreement and the administrative services agreement with our Manager, and for reimbursement for fees and costs of our General Partner;

•

increases in costs and expenses, including but not limited to crew wages, insurance, provisions, spares, port expenses, lubricating oil, bunkers, repairs, maintenance and general and administrative expenses;

•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;

•	the impact of heightened environmental and quality concerns of insurance underwriters and charterers;

•	the anticipated taxation of our partnership and distributions to our common unitholders;

•	the ability of our General Partner to retain its officers and the ability of our Manager to retain key employees;

•	our General Partner’s and Manager’s track records, and past and future performance, in safety, environmental and regulatory matters;

•	potential liability and costs due to environmental, safety and other incidents involving our vessels;

•	expected financial flexibility to pursue acquisitions and other expansion opportunities; and

•	anticipated funds for liquidity needs and the sufficiency of cash flows.

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

We have derived the following selected historical financial data for the three years ended December 31, 2018, and as of December 31, 2018 and 2017, from our Financial Statements. The historical financial data presented for the years ended December 31, 2015 and 2014 and as of December 31, 2016, 2015 and 2014 have been derived from audited financial statements not included in this Annual Report and are provided for comparison purposes only.

Our historical results are not necessarily indicative of the results that may be expected in the future. The DSS Transaction, including the spin-off of our Tanker Business, will have a material impact on our future results. Such impact is not reflected in the table of selected historical financial data below. In addition, a variety of factors affect our results of operations from time to time, including among other things, the average number of vessels in our fleet, prevailing charter rates, management and administrative services fees, as well as the financing arrangements we enter into from time to time.

The below table should be read together with, and is qualified in its entirety by reference to, the Financial Statements. In addition, the below table should be read together with the introductory note entitled “Transaction with DSS Holdings L.P.” and the section entitled “Item 5A: Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Financial Statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) as described in Note 2 (Significant Accounting Policies) to the Financial Statements. All numbers are in thousands of U.S. Dollars, except numbers of units and earnings per unit.

Following the 1-for-7 reverse unit split effected on March 27, 2019 (the “March 2019 Reverse Split”), pursuant to which every seven common units issued and outstanding were converted into one common unit, all unit and per unit amounts presented throughout this Annual Report have been retrospectively restated to reflect this change our capital structure.

	Year ended December 31,
	2018	2017	2016	2015	2014
Income Statement Data:
Revenues	$265,210	$204,462	$205,594	$156,613	$119,907
Revenues – related party	14,044	44,653	36,026	63,731	72,870
Total revenues	279,254	249,115	241,620	220,344	192,777
Expenses:
Voyage expenses (1)	46,315	15,165	9,920	6,479	5,907
Voyage expenses—related party (1)	—	—	360	411	338
Vessel operating expenses (2)	86,389	74,516	66,637	58,625	48,714
Vessel operating expenses—related party (2)	12,665	11,629	10,866	11,708	13,315
General and administrative expenses	5,716	6,234	6,253	6,608	6,316
Vessel depreciation and amortization	73,089	73,993	71,897	62,707	57,476
Impairment of vessel	28,805	3,282	—	—	—
Total operating expenses	252,979	184,819	165,933	146,538	132,066
Operating income	26,275	64,296	75,687	73,806	60,711
Interest expense and finance costs	(27,397)	(26,605)	(24,302)	(20,143)	(19,225)
Other income	1,018	792	1,104	1,747	2,526

	Year ended December 31,
	2018	2017	2016	2015	2014
Partnership’s net (loss)/income	$(104)	$38,483	$52,489	$55,410	$44,012
Class B unit holders’ interest in our net income	11,101	11,101	11,101	11,334	14,042
General partner’s interest in our net (loss)/ income	(211)	522	818	879	593
Common unit holders’ interest in our net (loss)/income	(10,994)	26,860	40,570	43,197	29,377
Net (loss)/income allocable to limited partner per:
Common unit basic and diluted	(0.60)	1.51	2.35	2.62	2.20
Weighted–average units outstanding basic and diluted:
Common units	18,100,455	17,692,192	17,114,761	16,432,983	13,336,167
Balance Sheet Data (at end of the year):
Fixed assets (3)(5)(6)(9)(10)(11)(12)	$1,229,782	$1,265,196	$1,367,731	$1,333,657	$1,186,711
Total assets (3)(5)(6)(9)(10)(11)(12)(13)	1,385,245	1,466,216	1,598,605	1,555,875	1,489,853
Total long-term liabilities (4)(5)(6)(8)(9)(10)(11)(12)(13)	388,772	409,740	578,652	556,809	572,545
Total partners’ capital (3)(4)(5)(6)(7)(10)(11)	881,314	933,405	927,757	937,820	872,561
Number of units	31,510,003	31,510,003	30,773,993	30,533,254	29,395,743
Common units	18,178,100	18,178,100	17,442,090	17,201,351	14,868,566
Class B units	12,983,333	12,983,333	12,983,333	12,983,333	14,223,737
General Partner units	348,570	348,570	348,570	348,570	303,440
Dividends declared per common unit	$2.24	$2.24	$3.22	$6.58	$6.51
Dividends declared per class B unit	$0.86	$0.86	$0.86	$0.87	$0.86
Cash Flow Data:
Net cash provided by operating activities	97,890	126,974	155,086	134,209	125,277
Net cash used in investing activities	(4,476)	(2,038)	(90,782)	(209,937)	(30,327)
Net cash (used in) / provided by financing activities	(126,512)	(168,317)	(46,816)	1,719	5,277

(1)	Voyage expenses primarily consist of commissions, port expenses, canal dues and bunkers.
(2)

Vessel operating expenses consist of management fees payable to our Manager and actual operating expenses, such as crewing, repairs and maintenance, insurance, stores, spares, lubricants and other operating expenses incurred in respect of our vessels.

(3)

In September 2014, we completed an equity offering of 2,464,286 common units (on a reverse split-adjusted basis) receiving net proceeds of $173.5 million after deducting offering expenses. The net proceeds were used to repurchase from Capital Maritime and retire 850,087 common units (on a reverse split-adjusted basis) at an aggregate price of $60.0 million. In addition, we used the amount of $30.2 million of the net proceeds of the offering as an advance payment to Capital Maritime in connection with the acquisition of five new vessels from Capital Maritime, comprising three new build Daewoo 9,160 TEU eco-flex containerships and two new build Samsung eco-medium range product tankers (the “Dropdown Vessels”), four of which were delivered between March and September 2015. The fifth Dropdown Vessel was delivered in February 2016. The total acquisition cost for these five vessels was $311.5 million. The remaining proceeds of the offering were used for general partnership purposes. The two medium range product tankers acquired from Capital Maritime were part of the Tanker Business spun-off in March 2019.

(4)

In April 2015, we completed an equity offering of 2,079,286 common units (on a reverse split-adjusted basis), including 157,143 common units (on a reverse split-adjusted basis) sold to Capital Maritime, at a net price of $66.71 per common unit (on a reverse split-adjusted basis), and received net proceeds before expenses of $133.3 million. The net proceeds were used to partially prepay outstanding loans and related fees and expenses and for general partnership purposes.

(5)

On March 31, June 10, June 30 and September 18, 2015, we acquired the shares of the companies owning four of the Dropdown Vessels, namely the M/T Active, the M/V Akadimos (renamed the “CMA CGM Amazon”), the M/T Amadeus and the M/V Adonis (renamed the “CMA CGM Uruguay”) for total consideration of $230.0 million, which was funded by bank loans for a total of $115.0 million and cash on hand. The M/T Active and M/T Amadeus were part of the Tanker Business spun-off in March 2019.

(6)

On February 26, 2016, we acquired from Capital Maritime the shares of the company owning the M/V Anaxagoras (renamed the “CMA CGM Magdalena”), the last of the five Dropdown Vessels. We funded the acquisition with the proceeds of bank loans and available cash. On October 24, 2016, we acquired from Capital Maritime the shares of the company owning the M/T Amor, an eco-type MR product tanker, for total consideration of $16.9 million consisting of $16.0 million in cash and the issuance of 40,528 new common units (on a reverse split-adjusted basis) to Capital Maritime, reflecting the fair value of the vessel of $31.6 million and the fair value of the time charter attached to the vessel of $1.1 million, less the assumption of a $15.8 million term loan under a credit facility previously arranged by Capital Maritime with ING Bank N.V. (the “2015 credit facility”). The M/T Amor was part of the Tanker Business spun-off in March 2019.

(7)

In September 2016, we entered into an equity distribution agreement with UBS Securities LLC (“UBS”) contemplating the offering from time to time, through UBS, as our sales agent, of new common units having an aggregate offering amount of up to $50.0 million (the “ATM offering”). During the period between the launch of the ATM offering and December 31, 2016, we issued 0.2 million new common units (on a reverse split-adjusted basis) in total translating into net proceeds of $4.5 million after payment of sales agent commission but before offering expenses. During the year ended December 31, 2017, we issued 0.7 million new common units (on a reverse split-adjusted basis) in total translating into net proceeds of $17.8 million after payment of sales agent commission but before offering expenses.

(8)

On September 6, 2017, we entered into a loan agreement for a new senior secured term loan facility (the “2017 credit facility”) for an aggregate principal amount of up to $460.0 million. On October 2, 2017, we repaid $14.0 million outstanding under a former credit facility through available cash. On October 4, 2017, we drew the full amount of $460.0 million under the 2017 credit facility and, together with available cash of $102.2 million, fully repaid total indebtedness of $562.2 million.

(9)

On December 22, 2017, we entered into a Memorandum of Agreement (“MOA”) with an unrelated party for the disposal of the M/T Aristotelis at a price of $29.4 million. In connection with the sale, we recognized an impairment charge of $3.3 million in the consolidated statement of comprehensive (loss)/income for the year ended December 31, 2017, reducing the vessel’s carrying value to $28.9 million. We delivered the vessel to its buyer on April 25, 2018 and prepaid $14.4 million under the 2017 credit facility.

(10)

On January 17, 2018, we entered into a Share Purchase Agreement (“SPA”) with Capital Maritime for the purchase of the shares of the company owning the M/T Aristaios for total consideration of $52.5 million comprised of $24.2 million in cash and the assumption of a bank loan in the amount of $28.3 million. The M/T Aristaios was part of the Tanker Business spun-off in March 2019.

(11)

On May 4, 2018, we acquired the shares of the company owning the M/T Anikitos for total consideration of $31.5 million comprised of $15.9 million in cash and the assumption of a bank loan in the amount of $15.6 million. The M/T Anikitos was part of the Tanker Business spun-off in March 2019.

(12)

On September 11, 2018, we entered into an agreement with an unaffiliated third party for the disposal of the M/T Amore Mio II at a price of $11.2 million. In this connection, we recognized an impairment charge of $28.8 million in the consolidated statement of comprehensive (loss)/income for the year ended December 31, 2018, reducing the vessel’s carrying value to $10.9 million. We delivered the vessel to its buyer on October 15, 2018 and prepaid $5.9 million under the 2017 credit facility.

Please read Note 2 (Significant Accounting Policies), Note 3 (Acquisition of Filonikis Product Carrier S.A. (M/T Amor)), Note 5 (Vessels, net and assets held for sale), Note 7 (Long-Term Debt), and Note 12 (Partners’ Capital) to our Financial Statements.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

An investment in our securities involves a high degree of risk.

Some of the risks described below relate to the industry and the countries in which we operate as of the date of this Annual Report. Please read the introductory note entitled “Transaction with DSS Holdings L.P.” and “Item 4. Information on the Partnership” for information on the current scope of our operations. While we currently own 11 vessels consisting of ten neo panamax container vessels and one drybulk vessel, we may in the future re-enter the tanker market or enter into new markets. If that happens, we will be exposed to additional risks.

Furthermore, we are organized as limited partnership under the laws of the Republic of the Marshall Islands. Although many of the risks relating to our business and operations are comparable to those a corporation engaged in a similar business would face, limited partner interests are inherently different from the capital stock of a corporation and involve additional risks.

If any of the following risks actually occurs, our business, financial condition, operating results and cash flow could be materially adversely affected. If that happens, we might not be able to pay distributions on our common units, the trading price of our common units could decline and you could lose all or part of your investment.

The risks described below include forward-looking statements and our actual results may differ substantially from those discussed in such forward-looking statements. For more information, please read “Forward Looking Statements” above.

RISKS RELATED TO THE CONTAINER CARRIER INDUSTRY

We are exposed to various risks in the ocean-going container shipping industry, which is cyclical and volatile in terms of charter rates and profitability.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates and profitability and demand for our vessels depends on a range of factors, including demand for the shipment of cargoes in containers. Containership charter rates peaked in 2005 but have declined sharply since then. Containership charter rates partially recovered in the first half of 2018 but subsequently retreated and they remain overall below historical averages.

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

Containership charter rates depend upon a range of factors, including changes in the supply and demand for ship capacity and changes in the supply and demand for major products transported by containerships. Demand for containerships and profitability of the container business have been affected negatively by a large order book of new containership vessels, including “ultra large container vessels”. Since the second half of 2015, a slowdown in demand in certain key container trade routes, including the Asia to Europe route, at a time of increased vessel supply has resulted in an increase of the idle container fleet. The percentage of the worldwide fleet remaining idle reached 7.0% at the end of 2016 and was gradually reduced to 2.0% as of the end of 2017. Since then, the percentage of the container fleet remaining idle has increased to 3.2% as of the end of the first quarter 2019.

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

The factors affecting the supply and demand for products shipped in containers and for containerships are outside our control and the nature, timing, direction and degree of changes in industry conditions are difficult to predict with confidence. Some of the factors that influence demand for containerships include:

•	supply and demand, including consumer demand, for products suitable for shipping in containers;

•	changes in global production of products transported by containerships;

•	seaborne and other transportation patterns, including the distances over which container cargoes are transported and changes in such patterns and distances;

•	the globalization of manufacturing;

•	developments in the market for exports of containerized goods from emerging markets, including China;

•	global and regional economic and political conditions;

•	developments in international trade including threats and/or imposition of trade tariffs, including as a result of recent events such as Brexit;

•	trends in the market for imports of raw materials to emerging markets, such as India and China;

•	the relocation of regional and global manufacturing facilities from Asian and emerging markets to developed economies in Europe and the United States;

•	environmental and other regulatory developments;

•	currency exchange rates;

•	weather; and

•	cost of bunkers.

Some of the factors that influence the supply of containerships include the following:

•	the number of newbuilding orders and deliveries;

•	the extent of newbuilding vessel deferrals;

•	the scrapping rate of containerships;

•	newbuilding prices and containership owner access to capital to finance the construction of newbuildings;

•	charter rates and the price of steel and other raw materials;

•	changes in environmental and other regulations and standards that may limit the profitability, operations or useful life of containerships;

•	the number of containerships that are slow-steaming or extra slow-steaming to conserve fuel;

•	the number of containerships that are off-charter;

•	port and canal congestion and closures; and

•	demand for fleet renewal.

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

From 2005 through the first quarter of 2010, the size of the containership order-book was at historically high levels. Although the container order-book declined compared to previous years, the order-book still represented 13.0% of the existing worldwide fleet as at the end of the first quarter 2019. Deliveries of vessels ordered will significantly increase the size of the container fleet over the next two to three years.

An oversupply of newbuilding vessels or re-chartered or idle containership capacity entering the market, combined with any further decline in the demand for containerships, may further depress charter rates and may decrease our ability to re-charter our containerships other than for reduced rates or unprofitable rates or to re-charter our containerships at all, which may materially and adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

A decrease in the level of export of goods, in particular from Asia, could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

Our operations expose us to the risk that increased trade protectionism, trade embargoes or other economic sanctions adversely affect our business.

Governments may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping.

Recently, the United Kingdom resolved to leave the European Union, and it is not yet clear how it plans to approach international trade with the European Union and other trade partners. In the United States, the current administration has created significant uncertainty about the future relationship between the United States and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. The current U.S. administration has stated that it is seeking more favorable terms in its dealings with its trade partners and that it may resort to aggressive tactics, such as the imposition of punitive tariffs, in order to achieve these goals.

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

The business of our charterers could also be harmed by trade embargoes or other economic sanctions by the United States or other countries against countries in the Middle East, Asia, Russia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.

Any new or increased trade barriers, trade embargoes or restrictions on trade would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. Such adverse developments could in turn have a material adverse effect on our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt.

Containership values have been volatile over the last five years. Containership values may decrease and over time may fluctuate substantially, which may cause us to recognize losses if we sell our container vessels or record impairments and affect our ability to comply with our loan covenants or refinance our debt.

Containership values can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in the markets in which containerships operate;

•	reduced demand for containerships, including as a result of a substantial or extended decline in world trade;

•	increases in the supply of containership capacity;

•	prevailing charter rates and the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment;

•	changes in applicable environmental or other regulations or standards, such as IMO 2020, which imposes limitations on the sulphur content of bunker fuel;

•	prevailing newbuilding prices for similar vessels;

•	prevailing demolition prices for similar vessels;

•	availability of capital for investment in containerships, including ship finance and public equity; and

•	supply of containerships in the market for sale, including mass disposals of containerships controlled by financing institutions.

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

One of our principal strategies is to enter into medium- to long-term, fixed-rate time charters. As more containerships become available for the short-term or spot market, we may have difficulty entering into additional medium- to long-term, fixed-rate time charters for our vessels due to the increased supply of vessels and possibly lower rates in the spot market. As a result, our cash flows may be subject to instability in the long term. Currently, five of our container vessels are chartered for less than two years. A more active short-term or spot containership market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flows in periods when the market price for vessels is depressed or insufficient funds to cover our financing costs for related vessels. In addition, the development of an active short-term or spot containership market could affect rates under our existing time charters as our current charterers may begin to pressure us to reduce our rates.

RISKS RELATED TO THE DRYBULK INDUSTRY

We are exposed to various risks in the international drybulk shipping industry, which is cyclical and volatile.

The drybulk shipping industry is cyclical with attendant volatility in charter rates, vessel values and profitability, with wide disparities across different classes of drybulk carriers.

After reaching historical highs in mid-2008, charter hire rates for drybulk carriers, such as our vessel the M/V Cape Agamemnon, have declined significantly and reached historically low levels in 2016. Capesize charter rates remained below historical averages in 2018. The M/V Cape Agamemnon is currently deployed on a period time charter until June 2020. In the future, we may be forced to re-charter the M/V Cape Agamemnon under short-term time charters, and may be exposed to changes in the spot market and short-term charter rates for capesize drybulk carriers, all of which may affect our earnings and the value of the M/V Cape Agamemnon.

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

The market values of drybulk vessels have declined and may further decline, which may cause us to recognize a loss if we sell the M/V Cape Agamemnon or record impairments and affect our ability to comply with our loan covenants and service or refinance our debt.

The market values of drybulk vessels have generally experienced high volatility. The market value of drybulk vessels may continue to fluctuate depending on a number of factors, including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	types, sizes and ages of vessels;

•	supply of and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations;

•	the need to upgrade vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise; and

•	competition from other shipping companies and other modes of transportation.

If the market value of the M/V Cape Agamemnon deteriorates significantly, we may be required to record an impairment charge in our financial statements. Furthermore, if the current charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continuing to incur costs to maintain the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a reasonable price however could result in a loss. A decline in the market value of the M/V Cape Agamemnon could also lead to a default under our credit facilities, limit our ability to obtain additional financing and service or refinance our debt. If any of these circumstances were to happen, our business, financial condition, results of operation, cash flows and ability to make distributions may be adversely affected.

A negative change in the economic conditions in Asia, especially in China, Japan or India, could reduce drybulk trade and demand, which would affect charter rates and have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distribution and service or refinance our debt.

A significant number of the port calls made by Capesize bulk carriers involve the loading or discharging of raw materials in ports in Asia, particularly China, Japan and India. In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main force driving demand for drybulk vessels. If economic growth declines in China, Japan, India and other countries in Asia, we may face decreases in drybulk trade and demand. For example, the recent slowdown of the Chinese economy has adversely affected demand for capesize bulk carriers. Moreover, slowdowns in the United States or the economies of the European Union, as occurred following the financial crisis, may adversely affect economic growth in China, Japan, India and other Asian countries. A negative change in economic conditions in any Asian country, particularly China, Japan or India, could reduce demand for capesize bulk carriers and, as a result, charter rates and affect our ability to re-charter the M/V Cape Agamemnon at a profitable rate or at all and have a material adverse effect on our business, financial position, results of operations, cash flows and ability to make cash distribution and service or refinance our debt.

An oversupply of drybulk vessel capacity may lead to reductions in charter rates and profitability.

The number of drybulk vessels on order as of the start of April 2019 was estimated by market sources to be approximately 11.1% of the then-existing global drybulk fleet in dwt terms, with deliveries expected mainly during the next 24 months, although available data with regard to cancellations of existing newbuild orders or delays in newbuild deliveries are not always accurate or may not be readily available.

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

With a drybulk vessel, the cargo itself and its interaction with the vessel may create operational risks. By their nature, drybulk cargoes are often heavy, dense and easily shifted, and they may react badly to water exposure. In addition, drybulk vessels are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach while at sea. Breaches of a drybulk vessel’s hull may lead to the flooding of the vessel’s holds. If a drybulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we or our Manager do not adequately maintain the M/V Cape Agamemnon, we may be unable to prevent these events. The occurrence of any of these events could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make distributions and service or refinance our debt.

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

We may not be able to grow, or to effectively manage our growth.

We spun-off a significant part of our operations as part of the DSS Transaction, and our success depends on our ability to grow our business.

The growth of our business depends upon a variety of factors, some of which we cannot control. These factors include, among other things, our ability to:

•	capitalize on opportunities in the markets in which we operate by fixing period charters for our vessels at attractive rates;

•	obtain required financing and access to capital markets for new and existing operations;

•	identify additional new markets;

•	identify vessels and/or shipping companies for acquisitions;

•	complete accretive transactions;

•	integrate any acquired businesses or vessels successfully with existing operations;

•	hire, train and retain qualified personnel to manage, maintain and operate our business and fleet;

•	comply with existing and new regulations, such as those imposed by the IMO 2020 and the Ballast Water Management Convention; and

•	maintain our commercial and technical management agreements with our Manager or other competent managers.

We may not be able to acquire newly built or secondhand vessels on favorable terms, which could impede our growth and negatively impact our financial condition and ability to pay cash distributions. We may not be able to contract for newbuildings or locate suitable vessels or negotiate acceptable construction or purchase contracts with shipyards and owners, or obtain financing for such acquisitions on economically acceptable terms, or at all. See also “—Risks Related to Financing Activities—We rely on the master limited partnership (“MLP”) structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt. The volatility in energy prices over the past few years has, among other factors, caused increased volatility and contributed to a dislocation in pricing for MLPs.”

In view of the relative small size of our current operations, failure to effectively identify, purchase, develop, employ and integrate any vessels or businesses could negatively affect our competitiveness, business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt.

Certain of our vessels are under time charters at rates that are at a substantial premium to the spot and period markets, and our charterers’ failure to perform under these time charters could result in a significant loss of expected future revenues and cash flows.

Our container vessels that are chartered to Hyundai Merchant Marine Co Ltd. (“HMM”) and CMA CGM are each currently employed under medium-to-long-term time charters. Similarly, the M/V Cape Agamemnon is currently under a time charter to COSCO Bulk Carrier Co. Ltd. (“COSCO”), a member of China COSCO Shipping (Group) Company (“COSCO Group”), which commenced in July 2010 with earliest expiry date of June 2020.

Given that the rates we charge to these charterers are significantly higher than the current spot and period rates, failure to perform by any of them could result in a significant loss of revenues, which may materially and adversely affect our business, financial condition, results of operation, cash flows and our ability to maintain cash distributions and service or refinance our debt. We could lose these charterers or the benefits of the charters if, among other things:

•	the charterer is unable or unwilling to perform its obligations under the charters, including the payment of the agreed rates in a timely manner;

•	the charterer faces, or continues to face, financial difficulties forcing it to declare bankruptcy, restructure its operations or default under the charters;

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

In the event we lose the benefit of the charters with HMM, CMA CGM or COSCO prior to their respective expiration date, we would have to re-charter the vessels at the then prevailing charter rates. In such event, we may not be able to obtain competitive or profitable rates for these vessels or we may not be able to re-charter these vessels at all and our business, financial condition, results of operation, cash flows and ability to make distribution and service or refinance our debt may be materially and adversely affected.

If our charterers do not fulfill their obligations to us, or if they are unable to honor their obligations, our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt may be adversely affected.

Many charterers, including liner companies, are highly leveraged. In recent years, a combination of factors, including, among other things, unavailability of credit, volatility in financial markets, overcapacity, competitive pressure, declines in world trade and depressed freight rates, have severely affected the financial condition of charterers, including liner companies, and their ability to make charter payments, which has resulted in a material increase in the credit and counterparty risks to which we are exposed and our ability to re-charter our vessels at competitive rates.

Furthermore, the surplus of vessels available at lower charter rates and lack of demand for our charterers’ services could negatively impact our charterers’ willingness to perform their obligations under our time charters that provide for charter rates above current market rates.

For example, HMM, the charterer of five of our container vessels, completed a financial restructuring in July 2016. In connection with this restructuring, we agreed a reduction of the charter rate payable to us of 20% to $23,480 per day (from a gross daily rate of $29,350) for a three and a half year period ending in December 2019. Furthermore, CMA-CGM, the charterer of three of our container vessels, was under financial stress in 2016, in part following its acquisition of Neptune Orient Lines Limited (NOL) and reported a $427.4 million net loss for the year ended December 31, 2016, and COSCO has faced financial difficulties in the past, and could face further financial strains in the future.

If one of our charterers defaults on our time charters for any reason, we may be unable to redeploy the vessel previously employed by such charterer on similarly favorable or competitive terms or at all. Also, we will incur expenses to maintain and insure the vessel but will not receive any revenue if a vessel remains idle before being re-chartered. A variety of factors, including containership overcapacity and the expected increase in the world containership fleet over the next few years, may make it difficult for us to secure substitute employment, and any new charter arrangements may be at significantly lower rates.

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

We have derived, and expect that we will continue to derive, all of our revenues and cash flows from a limited number of charterers. For the year ended December 31, 2018, after giving effect to the DSS Transaction, our charterers who individually accounted for more than 10% of total revenues (if such revenues were presented on a continuing operations basis) were HMM and CMA CGM, who accounted for 42% and 39% of our revenues, respectively.

We could lose a charterer, including charterers who individually account for more than 10% of our total revenues or the benefits of some or all of our charters, including in circumstances described in “—Our vessels are under time charters at rates that are at a substantial premium to the spot and period markets, and our charterers’ failure to perform under our time charters could result in a significant loss of expected future revenues and cash flows.”

A number of our charterers, including, from time to time, Capital Maritime, are private companies and we may have limited access to their financial affairs, which may result in us having limited information on their financial strength and ability to meet their financial obligations. In addition, some of our charterers, including HMM and CMA-CGM, have been reported to be under significant financial pressure. See also “—Certain of our vessels are under time charters at rates that are at a substantial premium to the spot and period markets, and our charterers’ failure to perform under our time charters could result in a significant loss of expected future revenues and cash flows.”

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

The loss of any of our charterers or a decline in payments under our charters, could have a material adverse effect on our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt.

From time to time, Capital Maritime chartered our product and crude tankers. It is unlikely that Capital Maritime will provide us with similar support in respect of our container and drybulk vessels.

From time to time, Capital Maritime chartered our product and crude tankers as they became available for re-chartering, at times under profit sharing arrangements. Capital Maritime does not have the same capability to charter container and drybulk vessels. Accordingly, it is unlikely that Capital Maritime will provide us with similar support in respect of our container and drybulk vessels as it did in respect of our tankers. If we are unable to redeploy our vessels in the time charter markets at attractive rates when they become available for re-chartering and Capital Maritime is unable to charter our vessels, our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt may be materially affected.

We depend on our Manager, a privately held company newly under the control of its management, for the commercial and technical management of our fleet. If, for any reason, our Manager is unable to provide us with the necessary level of services to support and expand our business or qualify for long-term charters, our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt may be materially affected.

Our Manager, Capital Ship Management, is a privately held company initially formed and controlled by Capital Maritime. In 2018, Capital Ship Management conducted a management buy-out led by its senior management. Since then, Capital Ship Management is no longer part of the group of companies controlled by Capital Maritime and, accordingly, no longer benefits from the financial and operational support of Capital Maritime as parent company.

Under the arrangements we have with it, our Manager provides us with significant commercial and technical management services, including the commercial and technical management for all our vessels, class certifications, vessel maintenance, crewing, procurement, insurance and shipyard supervision, as well as administrative, financial and other support services. Please read “Item 4B: Business Overview—Our Management Agreement.” Accordingly, our operational success and ability to execute our growth strategy depend significantly upon Capital Ship Management’s satisfactory performance of these services.

Furthermore, our success in securing new charters and expanding our relationships with charterers depend largely on our Manager’s reputation, relationships in the shipping industry and ability to qualify for long-term business with major charterers. In this connection, there can be no assurance that the management buy-out completed in 2018 will not materially affect our Manager’s reputation, industry relationships or standing with charterers.

If our Manager’s reputation or industry relationships are harmed, justifiably or not, or if our Manager does not perform satisfactorily under our management agreement, our ability to renew existing charters upon their expiration, obtain new charters, successfully interact with shipyards during periods of shipyard construction constraints, obtain financing on commercially acceptable terms, access capital markets, or maintain satisfactory relationships with suppliers and other third parties may be materially affected.

If any of the above risks were to happen, our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt may be materially affected.

The fees and expenses we pay to our Manager for services provided to us are substantial, fluctuate, cannot be easily predicted and may reduce our cash available for distribution to our unitholders.

In the light of the floating fee structure of our management agreement, any increase in the costs and expenses associated with the provision of our Manager’s services, by reason, for example, of the condition and age of our vessels, costs of crews for our time chartered vessels and insurance, will be borne by us.

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

Fees charged by our Manager and compensation for expenses and liabilities incurred on our behalf, as well as the costs associated with future drydockings or intermediate surveys on our vessels, can be significant. Accordingly, these fees and expenses may adversely affect our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt.

We depend on our General Partner, a private company newly under the ownership of Mr. Miltiadis E. Marinakis, for the day-to-day management of our affairs. The change of ownership of our General Partner may affect the way we and our operations are managed and our relationships with our charterers and other counterparties.

Our General Partner, Capital GP L.L.C., is a privately held company initially formed and controlled by Capital Maritime. In April 2019, Capital Maritime transferred all membership interests in our General Partner to Mr. Miltiadis E. Marinakis. Please read “—Risks Inherent in an Investment in Us—The control of our General Partner may be transferred to a third party without unitholder consent.” Mr. Miltiadis E. Marinakis, born in 1999, is the son of Mr. Evangelos M. Marinakis. Although not engaged in day-to-day management, Mr. Miltiadis E. Marinakis holds and oversees certain shipping interests on behalf of the Marinakis family.

To date, our board of directors has not exercised its power to appoint officers of the Partnership. As a result, we rely, and expect to continue to rely, solely on the officers of our General Partner. Please read “—Risks Inherent in an Investment in Us—We currently do not have any officers and rely, and expect to continue to rely, solely on officers of our General Partner, who face conflicts in the allocation of their time to our business.” Accordingly, the proper management of our business depends significantly upon our General Partner.

There can be no assurance that the change of ownership will not affect the way we and our operations are managed. In addition, if the reputation, industry relationships or standing in the market of the General Partner and, in turn, the Partnership are harmed, justifiably or not, or if our General Partner fails to properly manage our affairs, our ability to secure new charters, interact with counterparties, obtain financing on commercially acceptable terms, access capital markets, or maintain satisfactory relationships with suppliers and other third parties may be materially affected.

If any of the above risks were to happen, our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt may be materially affected.

Our vessels’ present and future employment could be adversely affected by an inability to clear charterers’ risk assessment process.

Shipping has been, and will remain, heavily regulated. Concerns for the environment have led charterers to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, additional factors are considered when awarding such contracts, including:

•	office assessments and audits of the vessel operator;

•	the operator’s environmental, health and safety record;

•	compliance with the standards of the International Maritime Organization;

•	compliance with heightened industry standards;

•	shipping industry relationships, reputation for customer service, technical and operating expertise;

•	compliance with the charterer’s codes of conduct, policies and guidelines, including transparency, anti-bribery and ethical conduct requirements and relationships with third parties;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

Should either Capital Maritime or Capital Ship Management not continue to successfully clear major charterers’ risk assessment processes on an ongoing basis, our vessels’ present and future employment, as well as our relationship with our existing charterers and our ability to obtain new charterers, whether medium- or long-term, could be adversely affected. Such a situation may lead to major charterers’ terminating existing charters and refusing to use our vessels in the future, which would adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

As our vessels come up for their scheduled drydockings or for the installation of ballast water treatment systems or scrubbers, the number of off-hire days of our fleet will increase and we will incur expenses related to the drydockings and, as a result, our cash available for distribution to our unitholders may decrease.

Five of our vessels were drydocked in 2018.We are currently planning to retrofit four to seven of our vessels with scrubbers during 2019 and the rest of our fleet in 2020 and 2021. The installation of scrubber equipment requires the vessel to be drydocked and incur off hire days. We estimate that the installation of a scrubber on one of our vessels may require 30 to 45 off-hire days.

In addition to the installation of scrubbers or other equipment, such as ballast water treatment systems, we may decide to put a vessel into drydock before the scheduled drydocking date in anticipation of regulatory changes, opportunities in the charter market or if we deem that, due to the location of the vessel, it will be less costly to put the vessel into drydock at the time.

Once one of our vessels is drydocked, it is automatically considered to be off-hire for the duration of the special or intermediate survey or drydocking, which means that for such period of time that vessel will not be earning any revenues. During that period, we however may incur, or may be required to reimburse our Manager for, on-going operating expenses or other expenses related to the drydock. Accordingly, drydocking may materially affect our cash available for distribution to our unitholders.

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

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Furthermore, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss, which could negatively impact our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

As our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters, comply with debt covenants or raise financing. In addition, if we purchase and operate second hand vessels, we will be exposed to increased operating costs, which could adversely affect our earnings.

Our fleet of 11 vessels had an average age of approximately 6.7 years as at December 31, 2018, but two of our container vessels were built in 2006 and 2007, respectively, and our drybulk vessel was built in 2010. See “Item 4.B: Business Overview—Our Fleet.”

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

In particular, our three oldest vessels are not “eco-type” designs. Recent orders of container and drybulk vessels are based on new designs purporting to offer material bunker savings compared to older designs and greater carrying capacity. Such savings could result in a substantial reduction of bunker cost for charterers on a per unit basis. As the supply of “eco-type” vessels increases, if charterers prefer such vessels over our vessels that are not classified as such, this may reduce demand for our non-”eco-type” vessels, impair our ability to re-charter such vessels at competitive rates or to re-charter such vessels at all.

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

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	bad weather;

•	mechanical failures;

•	grounding, fire, explosions and collisions;

•	piracy;

•	human error; and

•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	environmental damage;

•	death or injury to persons, or loss of property;

•	delays in the delivery of cargo;

•	loss of revenues from, or termination of, charter contracts;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these results could have a material adverse effect on our business, financial condition, operating results and ability to make cash distributions and to service or refinance our debt.

Our insurance may be insufficient to cover losses that may occur to our property or result from our commercial operations.

The operation of ocean-going vessels in international trade is inherently risky. Not all risks can be adequately insured against, and any particular claim upon our insurance may not be paid for any number of reasons. We do not currently maintain off-hire insurance covering loss of revenue during extended vessel off-hire periods such as may occur while a vessel is under repair. Accordingly, any extended vessel off-hire due to an accident or otherwise could have a materially adverse effect on our business, financial condition, operating results and ability to make cash distributions and to service or refinance our debt. Claims covered by insurance are subject to deductibles and since it is possible that a large number of claims may arise, the aggregate amount of these deductibles could be material. Our third-party liability insurance coverage is maintained through mutual protection and indemnity associations. As a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves. Please read “Item 3.D: Risk Factors—Risks Related to our Business and Operations—We will be subject to funding calls by our protection and indemnity associations, and our associations may not have enough resources to cover claims made against them, resulting in potential unbudgeted supplementary liability to fund claims made upon them and unbudgeted cash-calls made upon us by the associations.”

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic marine disaster could exceed our insurance coverage, which could harm our business, results of operations, cash flows, financial condition and ability to make cash distributions. Any uninsured or underinsured loss could harm our business, financial condition, results of operations, cash flows, and ability to make cash distributions and service or refinance our debt. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations.

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

The crew employment agreements that manning agents enter into on behalf of our Manager, may not prevent labor interruptions, and the failure to renegotiate these agreements or to successfully attract and retain qualified personnel in the future may disrupt our operations and adversely affect our cash flows.

The collective bargaining agreement between our Manager and the Pan-Hellenic Seamen’s Federation, effective August 1, 2018, expires on July 31, 2019. This collective bargaining agreement may not prevent labor interruptions and it is subject to renegotiation in the future. Although we believe that our relations with our employees are satisfactory, no assurance can be given that we will be able to successfully extend or renegotiate our collective bargaining agreement when it expires. If we fail to extend or renegotiate our collective bargaining agreement, if disputes with our union arise, or if our unionized workers engage in a strike or other work stoppage or interruption, we could experience a significant disruption of our operations, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay cash distributions and service or refinance our debt.

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

In the past, political instability has also resulted in attacks on vessels, such as the attack on the M/T Limburg in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage and increased vessel operational costs, including insurance costs.

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

In addition, the International Maritime Organization confirmed in October 2016 that a global 0.5% sulphur cap on marine fuels will come into force on January 1, 2020, as stipulated in 2008 amendments to Annex VI to the International Convention for the Prevention of Pollution from ships (“MARPOL”). See “—Regulatory Risks—The maritime transportation industry is subject to substantial environmental and other regulations and international standards, which have become stricter over time and which may significantly limit our operations, result in substantial penalties or increase our expenditures.” A potential shortage of low sulphur marine fuels could drive prices upwards, which could adversely affect our profit margins if our vessels are being chartered on the spot market or are off-hire or the profit margins of our charterers.

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

The actual cost of a new vessel varies significantly depending on the market price charged by shipyards, the size and specifications of the vessel, whether a charter is attached to the vessel and the terms of such charter, governmental regulations and maritime self-regulatory organization standards. The total cost of a vessel will be higher and include financing, construction supervision, vessel start-up and other costs.

If we enter into contracts for newbuildings directly with shipyards, we generally will be required to make installment payments prior to their delivery. We typically must pay between 5% and 25% of the purchase price of a vessel upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately 18–36 months later for current orders), which could reduce cash available for distributions to unitholders.

To fund the acquisition of a vessel or a business or other related capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for distributions to unitholders. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. Incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to fund our quarterly distributions to unitholders, which could have a material adverse effect on our ability to grow or make cash distributions. See also “—Risks Related to Financing Activities—We rely on the master limited partnership (“MLP”) structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt. The volatility in energy prices over the past few years has, among other factors, caused increased volatility and contributed to a dislocation in pricing for MLPs.”

We intend to retrofit scrubbers and ballast water treatment systems on a number of our vessels. Failure of the scrubber or ballast water treatment equipment to operate effectively could have a material adverse impact on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

We intend to retrofit scrubbers on all of our vessels. Marine scrubber technology, and up to certain extent ballast water treatment systems (“BWTS”) technology, is relatively untested and failure of the equipment to operate effectively after installation might affect our ability to comply with regulatory requirements and/or our charter party agreements, which could have a material adverse impact on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

RISKS RELATED TO FINANCING ACTIVITIES

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

However, asset impairments, financial stress, enforcement actions and credit rating pressures experienced in recent years by financial institutions, in particular in the wake of the 2008 financial crisis, combined with a general decline in the willingness of financial institutions to extend credit to the shipping industry due to depressed shipping rates and the deterioration of asset values that have led to losses in many banks’ shipping portfolios, as well as changes in overall banking regulations (including, for example, Basel III) have severely constrained the availability of credit supply for shipping companies such as us. For example, following heavy losses in its shipping portfolio and at the EU Commission’s behest, one of our main lenders, state-backed Hamburg Commercial Bank AG (“HCB”), was mandatorily privatized.

In addition, our ability to obtain financing or access capital markets to issue debt or equity securities may be limited by (i) our financial condition at the time of any such financing or issuance, (ii) adverse market conditions affecting the shipping industry, including weaker demand for, or increased supply of, drybulk and container vessels, whether as a result of general economic conditions or the financial condition of charterers and operators of vessels, (iii) weaknesses in the financial markets, (iv) restrictions imposed by our credit facilities, such as collateral maintenance requirements, which could limit our ability to incur additional secured financing and (v) other contingencies and uncertainties, which may be beyond our control. Continued access to external financing and the capital markets is not assured.

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

We rely on the master limited partnership (“MLP”) structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt. The volatility in energy prices over the past few years has, among other factors, caused increased volatility and contributed to a dislocation in pricing for MLPs.

The volatility in energy prices and, in particular, the price of oil, among other factors, has contributed to increased volatility in the pricing of MLPs and the energy debt markets, as a number of MLPs and other energy companies may be adversely affected by a lower energy prices environment. A number of MLPs, including certain maritime MLPs and us, have reduced or eliminated their distributions to unitholders.

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

As of December 31, 2018, our total debt was $445.9 million. In connection with the DSS Transaction, we prepaid a total principal amount of $146.5 million plus accrued interest and breakage costs. All our debt currently consists of bank loans under the 2017 credit facility.

Our leverage and debt service obligations could have a significant impact on our operations, including the following:

•

amortization expenses under our 2017 credit facility may restrict our ability to pay cash distributions to our unitholders, to manage ongoing business activities and to pursue new acquisitions, investments or capital expenditures;

•

our indebtedness will have the general effect of reducing our flexibility to react to changing business and economic conditions and, therefore, may pose substantial risks to our business and our unitholders;

•

in the event that we are liquidated, our creditors (senior or, if any, subordinated) and creditors (senior or, if any, subordinated) of our subsidiaries will be entitled to payment in full prior to any distributions to our unitholders; and

•

our ability to secure additional financing, or to refinance our credit facilities, may be substantially restricted by the existing level of our indebtedness and the restrictions contained in our debt instruments.

While our leverage is significant, if future cash flows are insufficient to fund capital expenditures and other expenses or investments, we may need to incur further indebtedness. See “—Risks Related to Our Business and Operations—Since 2011, our board of directors has elected not to deduct cash reserves for estimated replacement capital expenditures from our operating surplus. If this practice continues, our asset base and the income generating capacity of our fleet may be significantly affected.”

Any of the risks described above may have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions and to service or refinance our debt.

Our 2017 credit facility contains, and we expect that any new or amended credit facilities we may enter into in the future will contain, restrictive covenants, which may limit our business and financing activities, including our ability to make cash distributions.

Operating and financial restrictions and covenants under our 2017 credit facility and any new facilities we may enter into in the future could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, our credit facility requires the consent of our lenders to, or limits our ability to, among other things:

•	incur or guarantee indebtedness;

•	mortgage, charge, pledge or allow our vessels to be encumbered by any maritime or other lien or any other security interest of any kind except in the ordinary course of business;

•	change the flag, class, management or ownership of our vessels;

•	change the commercial and technical management of our vessels;

•	sell or change the beneficial ownership or control of our vessels; and

•	subordinate our obligations thereunder to any general and administrative costs relating to our vessels, including fees payable under our management agreement.

Our 2017 credit facility also requires us to comply with the International Safety Management Code and to maintain valid safety management certificates and documents of compliance at all times. In addition, our 2017 credit facility requires us to comply with certain financial covenants:

•	to maintain minimum free consolidated liquidity of at least $500,000 per collateralized vessel;

•	to maintain a ratio of EBITDA (as defined in each credit facility) to net interest expense of at least 2.00 to 1.00 on a trailing four quarter basis; and

•	not to exceed a specified maximum leverage ratio in the form of a ratio of total net indebtedness to (fair value adjusted) total assets of 0.750.

In addition, our 2017 credit facility requires that we maintain a minimum security coverage ratio, usually defined as the ratio of the market value of the collateralized vessels or vessel and net realizable value of additional acceptable security to our outstanding loans under the credit facility, of 125%.

Our ability to comply with the covenants and restrictions contained in our credit facility may be affected by events beyond our control, including prevailing economic, financial and industry conditions, interest rate developments, changes in the funding costs of our banks and changes in vessel earnings and asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facility, or if we trigger a cross-default currently contained in our credit facility, we may be forced to suspend our distributions, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment (if any) to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facility are secured by our vessels, and if we are unable to repay debt under our credit facility, the lenders could seek to foreclose on those assets.

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios described above. The global economic downturn that occurred within the past several years, depressed shipping markets, lack of capital in the industry and prolonged overcapacity had an adverse effect on vessel values. If the estimated asset values of our vessels decrease, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facility, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt.

If we default under our 2017 credit facility, our ability to make cash distributions may be impaired and we could forfeit our rights in certain of our vessels and their charters.

We have pledged all of our vessels as security to the lenders under our 2017 credit facility. Default under these credit facilities, if not waived or modified, would permit the lenders to foreclose on the mortgages over the vessels and the related collateral, and we could lose our rights in the vessels and their charters.

Under our 2017 credit facility, we are required to make quarterly amortization payments and an additional balloon payment upon maturity. Please see “Item 5.B. Liquidity and Capital Resources—Borrowings—Our Credit Facilities” and “—We have incurred significant indebtedness, which could adversely affect our ability to finance our operations, refinance our existing indebtedness, pursue desirable business opportunities, successfully run our business or make cash distributions” for further information on our credit facilities.

To the extent that cash flows are insufficient to make required service payments under our 2017 credit facility or asset cover is inadequate due to a deterioration in vessel values, we will need to refinance some or all of the loan outstanding under our 2017 credit facility, replace it with alternate credit arrangements or provide additional security. We may not be able to refinance or replace our bank debt or provide additional security at the time they become due.

In the event we default under our 2017 credit facility or we are not able to refinance our existing debt obligations with new debt facilities on commercially acceptable terms, or if our operating results are not sufficient to service current or future indebtedness, or to make relevant principal repayments if necessary, we may be forced to take actions such as reducing or eliminating distributions, reducing or delaying business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing debt, or seeking additional equity capital or bankruptcy protection. In addition, the terms of any refinancing or alternate credit arrangement may restrict our financial and operating flexibility and our ability to make cash distributions.

If we are in breach of any of the terms of our 2017 credit facility, a significant portion of our obligations may become immediately due and payable. This can adversely affect our ability to execute our business strategy or make cash distributions.

Our ability to comply with the covenants and restrictions contained in our 2017 credit facility and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If we are in breach of any of the restrictions, covenants, ratios or tests in our 2017 credit facility, or if we trigger a cross-default currently contained in our 2017 credit facility or any interest rate swap agreements, or in any such facility or agreement we may enter into, pursuant to their terms, a significant portion of our obligations may become immediately due and payable. We may not be able to reach agreement with our lenders to amend the terms of the loan agreements or waive any breaches and we may not have, or be able to obtain, sufficient funds to make any accelerated payments, which could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Restrictions in our debt agreements may prevent us from paying distributions.

Our payment of interest and principal on our debt may reduce cash available for distribution on our units. In addition, our 2017 credit facility prohibits the payment of distributions if we are not in compliance with certain financial covenants or security coverage ratios or upon the occurrence of any other event of default.

Events of default under our 2017 credit facility include:

•	failure to pay principal or interest when due;

•

breach of certain undertakings, negative covenants and financial covenants contained in the credit facility, any related security document or guarantee or the interest rate swap agreements (if any), including failure to maintain unencumbered title to any of the vessel-owning subsidiaries or any of the assets of the vessel-owning subsidiaries and failure to maintain proper insurance;

•

any breach of the credit facility, any related security document or guarantee or the interest rate swap agreements (if any) (other than breaches described in the preceding two bullet points) if, in the opinion of the lenders, such default is capable of remedy and continues unremedied following prior written notice of the lenders for a period of 14 days;

•	any breach of representation, warranty or statement made by us in the credit facility or related security document or guarantee or the interest rate swap agreements (if any);

•	a cross-default of our other indebtedness of $5.0 million or greater;

•	our inability, in the reasonable opinion of the lenders, to pay our debts when due;

•	any form of execution, attachment, arrest, sequestration or distress in respect of a sum of $5.0 million or more that is not discharged within 10 business days;

•	an event of insolvency or bankruptcy;

•	cessation or suspension of our business or of a material part thereof;

•	unlawfulness, non-effectiveness or repudiation of any material provision of our credit facilities, of any of the related finance and guarantee documents or of our interest rate swap agreements;

•	failure of effectiveness of security documents or guarantee;

•	delisting of our common units from the Nasdaq Global Select Market or on any other recognized securities exchange;

•	any breach under any provisions contained in our interest rate swap agreements, if we decide to enter into such agreements in the future;

•	termination of any interest rate swap agreements or an event of default thereunder that is not timely remedied, if we decide to enter into such agreements in the future;

•	invalidity of a security document in any material respect or if any security document ceases to provide a perfected first priority security interest;

•

failure by key charter parties, such as HMM and CMA CGM, or other charterers we may have from time to time, to comply with the terms of their charters to the extent that we are unable to replace the charter in a manner that meets our obligations under the facilities; or

•

any other event that occurs or circumstance that arises in light of which the lenders reasonably consider that there is a significant risk that we will be unable to discharge our liabilities under the credit facility, related security and guarantee documents or interest rate swap agreements.

Certain dealings in connection with sanctioned countries could also trigger a mandatory prepayment event. See “—Regulatory Risks—Our vessels may be chartered or sub-chartered to parties, or call on ports, located in countries that are subject to restrictions and sanctions imposed by the United States, the European Union and other jurisdictions.”

We anticipate that any subsequent refinancing of our current debt or any new debt could have similar or more onerous restrictions. Please see “Item 5.B. Liquidity and Capital Resources—Borrowings—Our Credit Facilities” for further information on our existing facilities.

The phase-out of the London Interbank Offered Rate (LIBOR), or the replacement of LIBOR with a different benchmark rate, may adversely affect interest rates and our cost of capital.

On July 27, 2017, the UK Financial Conduct Authority announced that it would phase-out LIBOR by the end of 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021, or if alternative rates or benchmarks will be adopted. Changes in the method of calculating LIBOR, or the replacement of LIBOR with an alternative rate or benchmark, may adversely affect interest rates. As our debt typically consists of floating rate bank loans, changes in interest rates may result in higher borrowing costs for us and materially and adversely affect our results of operations, financial condition and ability to make cash distributions.

We cannot predict the effect of the potential changes to LIBOR or the establishment and use of alternative rates or benchmarks. Under our 2017 credit facility, if LIBOR is discontinued, we may agree with the agent thereunder (acting upon the instructions of the lenders) a replacement screen rate. There can be no assurance that we and our lenders will reach an agreement as to such a replacement rate. We may need to renegotiate our 2017 credit facility or incur indebtedness to refinance our loan thereunder, all of which may materially and adversely affect our financial condition and ability to make cash distributions.

REGULATORY RISKS

Our vessels may be chartered or sub-chartered to parties, or call on ports, located in countries that are subject to restrictions and sanctions imposed by the United States, the European Union and other jurisdictions.

Certain countries (including the Crimea region of Ukraine, Cuba, Iran, North Korea, Sudan and Syria),entities and persons are targeted by economic sanctions and embargoes imposed by the United States, the European Union and other jurisdictions, and a number of those countries, currently North Korea, Iran, Sudan and Syria, have been identified as state sponsors of terrorism by the U.S. Department of State. Such economic sanctions and embargo laws and regulations vary in their application with regard to countries, entities or persons and the scope of activities they subject to sanctions. These sanctions and embargo laws and regulations may be strengthened, relaxed or otherwise modified over time.

With regard to Iran on August 6, 2018, President Trump issued Executive Order 13846, which reinstates provisions of certain Executive Orders that had been revoked in January 2016 to implement the Joint Comprehensive Plan of Action (“JCPOA”) agreed to by the five permanent members of the United Nations Security Council, plus Germany, Iran and the European Union. As of November 5, 2018, following the conclusion of the 90- and 180-day “wind-down” periods for activities permitted under or consistent with the JCPOA, all U.S. sanctions (both primary and secondary) that had been waived or lifted under the JCPOA were re-imposed and fully effective.

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

In order to help maintain our compliance with applicable sanctions and embargo laws and regulations, we monitor and review the movement of our vessels, as well as the cargo being transported by our vessels, on a continuing basis. In 2018, our vessels under time or voyage charter contracts made 2,001 total calls on worldwide ports. None of the vessels in our fleet made any port calls in Crimea, Cuba, North Korea, Sudan or Syria.

In March 2018, one vessel owned by us and chartered under a time charter party to Product & Crude Tanker Chartering Inc. (“PCTC”), a subsidiary of Capital Maritime, our sponsor, made a port call to Iran to load crude oil. This port call represented less than 0.05% of the total port calls made by all our vessels in 2018. It occurred while the vessel was chartered out to an unaffiliated sub-charterer, under the instructions of such sub-charterer. As the vessel owner, we earned revenues at the agreed daily charter rate from PCTC under the applicable time charter. PCTC in turn earned revenues at the agreed freight rate from the sub-charterer that employed the vessel. CPLP’s aggregate revenue attributable to the number of days that our vessel under time charter remained in a port in Iran was approximately $0.1 million, representing less than 0.04% of our total revenues during the year ended December 31, 2018. This vessel was part of the Tanker Business spun-off in March 2019. In addition, in February 2018, the vessel M/T Amore Mio II, which we sold in October 2018, made a port call to Iran to load crude oil while employed under a voyage charter to an unaffiliated third party. This port call represented less than 0.05% of the total port calls made by all the vessels owned by CPLP in 2018. The aggregate revenue attributable to this voyage was approximately $1.5 million, representing approximately 0.5% of our total revenues during the year ended December 31, 2018. We do not attribute profits to specific voyages.

Other than as described above, no vessel owned or chartered by Capital Maritime made any port calls to countries targeted by economic sanctions during 2018.

As part of the voyage charter arrangements between us and third-party charterers or sub-charterers, we or our Manager may pay fees and expenses related to the port calls made in Iran through a private third-party agent in Iran appointed by the third-party charterer or sub-charterer. In 2018, no such payments were made for re-fueling or bunkers for the vessels making such port calls. We believe the port calls to Iran were made in full compliance with applicable economic sanctions laws and regulations, including those of the United States, the European Union and other relevant jurisdictions. See also “Item 4B: Business Overview—Regulation” for information on the port calls made by certain our vessels and those of our affiliates to Iran.

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

Under our 2017 credit facility, if revenues we derive from business or transactions in connection with Cuba, Iran, North Korea, Sudan, Crimea-Sevastopol and/or Syria in any given year exceed 20% of our aggregate revenues (unless such revenues are less than 25% of our aggregate revenues and are forecast to be less than 20% of our aggregate revenues for the following year) or the aggregate number of port calls to those countries represent more than 5% of our total port calls, such credit facility may be terminated at the option of the lenders. If that were to happen, we would be required to repay immediately the total debt outstanding under our 2017 credit facility and any other loans which may, as a result, be accelerated.

Furthermore, in 2018, the EU expanded the scope of its Blocking Regulation — Council Regulation (EC) No. 2271/96 of 22 November 1996, in reaction to the United States’ withdrawal from the JCPOA and the associated re-imposition of various sanctions on Iran. The scope of the Blocking Regulation was expanded by including certain U.S. sanctions that were lifted or waived following the JCPOA and which have been re-imposed. The Blocking Regulation already covered certain other U.S. sanctions against Cuba, Iran, and Libya. EU operators are prohibited from complying with the blocked U.S. sanctions.

A violation of the EU Blocking Regulation, where applicable, can give rise to enforcement actions and result in the imposition of penalties. EU operators are also entitled to recover any damages from anyone causing damage to that operator by the application of the blocked sanctions or by actions based thereon or resulting therefrom, or from any person acting on its behalf or intermediary. This can give rise to conflicting obligations under EU and U.S. legislation, and to risks of claims for damages by EU operators when companies or natural persons act in compliance with the blocked sanctions of the United States.

If and when the EU Blocking Regulation applies, we need to be aware of possible conflicting obligations. It is also important for us to assess possible risks related to action for damages under the EU Blocking Regulation when carrying out our operations.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and anti-corruption laws in other applicable jurisdictions.

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, companies registered with the SEC may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act, which became effective on July 1, 2011. The U.K. Bribery Act is broader in scope than the FCPA because it does not contain an exception for facilitating payments (i.e., payments to secure or expedite the performance of a “routine governmental action”) and covers bribes and payments to private businesses as well as foreign public officials. We and our charterers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with such legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business, including our relationships with our charterers, results of operations, cash flows and ability to make cash distributions and service or refinance our debt. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens. Moreover, the compliance and monitoring mechanisms that we have in place, including our Code of Business Conduct and Ethics, which incorporates our anti-bribery and corruption policy, may not adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation.

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

As a publicly traded limited partnership, we are required to comply with the SEC’s reporting requirements and with corporate governance and related requirements of the U.S. Sarbanes-Oxley Act of 2002, the SEC and the Nasdaq Global Select Market, on which our common units are listed. Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (“SOX 404”) requires that we evaluate and determine the effectiveness of our internal control over financial reporting on an annual basis and include in our reports filed with the SEC our management’s assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent registered public accounting firm. Our Manager provides substantially all of our financial reporting and we depend on the procedures they have in place. If, in such future annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified attestation report as to the effectiveness of our internal control over financial reporting as required by SOX 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common units.

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

The maritime transportation industry is subject to substantial environmental and other regulations and international standards, which have become stricter over time and which may significantly limit our operations, result in substantial penalties or increase our expenditures.

Our operations are affected by extensive and increasingly stringent international, national and local environmental protection laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration. Many of these requirements are designed to reduce the risk of oil spills, limit air emissions and other pollution, and to reduce potential negative environmental effects associated with the maritime industry in general.

These requirements can affect the resale value or useful lives of our vessels, increase operational costs, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, decrease profitability, lead to decreased availability of insurance coverage for environmental risks or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including clean up obligations and natural resource damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury and property damage claims and natural resource damages relating to the release of, or exposure to, hazardous materials associated with our current or historic operations. Violations of or liabilities under environmental requirements also can result in substantial penalties, fines and other sanctions including, in certain instances, seizure or detention of our vessels.

MARPOL Annex VI

Under MARPOL Annex VI, all ships trading in designated emission control areas are required to use fuel oil on board with a sulphur content of no more than 0.10%, while the current limit for sulphur content of fuel oil outside emission control areas is 3.50%. In October 2016, the International Maritime Organization confirmed that a global 0.5% sulphur cap on marine fuels will come into force on January 1, 2020, as stipulated in amendments to Annex VI adopted in 2008. Annex VI sets progressively stricter regulations to control sulphur oxides (SOx) and nitrous oxides (NOx) emissions from ships, which present both environmental and health risks. The 0.5% sulphur cap marks a significant reduction from the current global sulphur cap of 3.5%, which has been in force since January 1, 2012.

To satisfy the new requirements of Annex VI, vessel owners need to develop their new bunkering management plans and procedures. Vessel owners who continue to use fuel types which exceed the 0.5% sulphur limit will be required to retrofit an approved exhaust gas cleaning system (also known as a “scrubber”) to remove sulphur from exhaust, which would require substantial capital expenditure and prolonged off-hire of the vessel. Alternatively, vessel owners may use petroleum fuels, such as marine gasoil (“MGO”), which meet the 0.5% sulphur limit. According to Clarksons Shipping Intelligence Network, the premium of MGO over 380 CST 3.5% bunker fuel in Rotterdam has averaged US$210 per ton over the last five years. Depending on the vessel type and size, this could translate into a substantial increase in the cost of bunkers. Bunker cost could further increase if the refining sector is unable to cope with the higher distillate demand, resulting in a tight distillate market and wider spread between high sulphur fuel oil and MGO. Retrofitting vessels for the consumption of alternative fuels, such as LNG, methanol, biofuels or liquefied petroleum gas (“LPG”), would involve a substantial capital expenditure and may be uneconomical or infeasible for most conventional vessel types in light of current technology and design challenges. To the extent that we do not retrofit our vessels with approved exhaust gas cleaning systems and, as a result, our charterers under time and (as applicable) bareboat charters are required to use more expensive fuels meeting the 0.5% sulphur limit or we seek to pass on higher bunker costs to charterers under voyage charters, this may reduce demand for our vessels, impair our ability to re-charter our vessels at competitive rates or to re-charter our vessels at all, and have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

We have currently contracted to procure scrubbers for our fleet with two third-party manufacturers. Currently, total remaining contracted capital expenditure in relation to the scrubbers to be retrofitted on our vessels amounts to $19.5 million, of which we expect to pay $10.7 million, $7.2 million and $1.6 million in 2019, 2020 and 2021, respectively (although the actual amount expended each year will depend on the timing of the installation of the scrubber equipment, which may vary depending on our charterers’ requirements, dry-docking availability and other considerations).

Ballast Water Management

The IMO Ballast Water Management Convention (the “BWM Convention”) came into force on September 8, 2017. The BWM Convention requires vessels constructed before September 8, 2017 to fit BWTS before their first International Oil Pollution Prevention Certificate (the “IOPP Certificate”) renewal conducted after September 8, 2019. All vessels dependent on an IOPP renewal need to be certified in accordance with the BWM Convention and install BWTS by September 8, 2024 at the latest. This certification entails ballast water management plans to be approved by the flag state and surveyors in attendance onboard for survey and issuance of ballast water management certificates. We expect to incur additional expenditures for such certification.

In addition to the International Maritime Organization’s requirements, installation of BWTS will be required for vessels entering U.S. jurisdictions as the U.S. Coast Guard (the “USCG”) requires the installation of BWTS at the first scheduled dry-docking conducted after January 1, 2016. As BWTS have only recently been approved by the USCG, we have obtained extensions for the majority of our vessels with dry-docking due dates up to and including 2018 to carry out installation of BWTS at the next dry-docking survey occurring after December 31, 2018. As of the date of this Annual Report, eight of our 11 vessels were equipped with BWTS. While it is difficult to determine the costs of fitting BWTS (including, among other things, design, equipment and installation costs), we currently estimate that total capital expenditure associated with equipping our remaining vessels with BWTS will amount to approximately $1.5 million between 2019 and 2023.

Significant expenditures for the installation of additional equipment or new systems on board our vessels may be required in order to comply with existing or future environmental regulations.

We could incur significant costs, including cleanup costs, fines, penalties, third-party claims and natural resource damages as the result of environmental hazards. The United States Oil Pollution Act of 1990 (“OPA 90”) imposes liability for spills of oil from vessels operating within United States territorial waters. OPA 90 can impose liability without regard to fault by owners, operators and bareboat charterers of vessels for oil pollution in U.S. waters. Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. OPA 90 expressly permits individual U.S. states to impose their own stricter liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Certain coastal states in the United States, especially on the Pacific coast, have enacted their own stricter pollution prevention, liability and response laws.

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

Requirements also exist, or may come into force, regarding the protection of threatened and endangered species, which have led or could further lead to changes in the routes our vessels follow, vessel speeds or trading patterns generally, and thus result in additional operating expenditures. Additionally, new environmental regulations with respect to greenhouse gas emissions and preservation of biodiversity among others, may arise out of commitments made at international conferences such as periodic G8 and G20 summits through international environmental agreements and United Nations Climate Change Conferences and through other multilateral or bilateral agreements.

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

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to have its underwater parts inspected by class every two to three years, but for vessels subject to enhanced survey requirements and above 15 years of age, its underwater parts must be inspected in dry dock.

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

Our board of directors determines our cash distribution policy and the level of our cash distributions. Generally, our board of directors seeks to maintain a balance between the level of reserves it makes to protect our financial position and liquidity against the desirability of maintaining distributions on our limited partnership interests. We intend to review our distributions from time to time in the light of a range of factors, including our ability to obtain required financing and access financial markets, the repayment or refinancing of our external debt, the level of our capital expenditures, our ability to pursue accretive transactions, our financial condition, results of operations, prospects and applicable provisions of Marshall Islands law.

We may not have sufficient cash available each quarter to pay a minimum quarterly distribution on our common units following the payment of fees and expenses and the establishment by our board of directors of cash reserves. In April 2016, in the face of severely depressed trading prices for master limited partnerships, including us, a significant increase in our cost of capital and potential loss of revenue, our board of directors took the decision to protect our liquidity position by creating a capital reserve and setting distributions on our common units at a level that our board of directors believed to be sustainable and consistent with the proper conduct of our business. We have paid significantly less than the minimum quarterly distribution on our common units since the first quarter of 2016. The minimum quarterly distribution is a target set in our limited partnership agreement. There is no requirement that we make a distribution in this amount.

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

Completion of the DSS Transaction may impact your investment in us.

Before completion of the DSS Transaction, we owned a diversified fleet of 36 vessels across the crude and product tanker, container and drybulk markets. As part of the DSS Transaction, we spun off all of our 25 crude and product tankers. We now own a fleet consisting of ten neo-panamax container carrier vessels and one capesize bulk carrier. Accordingly, our market capitalization has decreased significantly.

The significant reduction of the number of vessels in our fleet has resulted in a reduced asset base and a reduction in the amount of cash distributions that our common unitholders would have otherwise received if we had not completed the DSS Transaction. We also expect that our general and administrative expenses will have proportionally a greater impact on our results from operations. Accordingly, we adopted a new annual common unit quarterly distribution guidance of $0.315 per common unit (on a reverse split-adjusted basis).

We are exposed to risks associated with a reduced asset base and smaller market capitalization. For example, we may be exposed to increased cash flow variability due to a smaller and less-diverse fleet and a more concentrated customer base in comparison to our fleet and customer base before the completion of the DSS Transaction. This may affect our cash flow and ability to make distributions to you. In addition, in light of our smaller size and market value relative to our competitors, the trading liquidity of our common units and our access to capital markets may be affected, which may have a material adverse impact on the trading price of your common units.

Furthermore, we will continue for a time to be exposed to the Tanker Business we spun off. Among other things, the definitive transaction agreement we entered into with DSS and the other parties named therein:

•	provides that earnings under spot voyages in progress as at the “lockbox date” (i.e., February 20, 2019) will be pro rated at completion of each relevant voyage pro rata temporis;

•

contains specific arrangements regarding the initial working capital of DSSI, pursuant to which we will keep the benefit of trade accounts receivable of the Tanker Business as at the lockbox date (other than trade accounts receivable in respect of in-progress spot voyages, which will be taken into account in the proration of earnings described in the previous bullet point) and be reimbursed certain prepayments, but we will continue to fund the trade accounts payable and current accrued liabilities of the Tanker Business as at the lockbox date; and

•

requires a cash true-up in respect of the levels of inventory provided by each of CPLP and DSS on the basis of inspections to be conducted at the first convenient port in which a vessel anchors after the lockbox date.

Such post-closing exposure could have a negative impact on our cash, our financial condition and our ability to make distributions to you.

Negative media coverage and public and judicial scrutiny relating to Mr. Evangelos M. Marinakis may adversely affect our reputation and operations, investor confidence and the trading price of our common units.

Mr. Evangelos M. Marinakis is the chairman of Capital Maritime, our sponsor. In addition, the Marinakis family, including Mr. Evangelos M. Marinakis, may be deemed to beneficially own an 18.8% interest in us, through its beneficial ownership of, among other entities, Capital Maritime and Crude Carriers Investments Corp. Furthermore, Mr. Miltiadis E. Marinakis, Mr. Evangelos M. Marinakis’s son, is the owner of Capital GP L.L.C., our General Partner.

Mr. Evangelos M. Marinakis holds significant other interests in Greece and abroad. Among other things, Mr. Marinakis is the principal owner of Olympiacos, a Greek professional football team, and the Nottingham Forest football club in England. Mr. Marinakis also owns the Greek media company Alter Ego Media S.A. Furthermore, Mr. Marinakis is a member of the Piraeus city council.

Mr. Marinakis has been the subject of intense and at times negative media scrutiny in Greece, and has been and still is the subject of investigations by the Greek authorities. In addition, in November 2017, Mr. Marinakis was indicted, together with 27 other individuals, for the charge of match-fixing in respect of two soccer matches, as well as, together with seven other individuals, for the attendant charge of joint criminal enterprise. Trial is expected to commence later this year. Mr. Marinakis has advised us that he does not believe that the pending investigations and proceedings will result in any penalties affecting any of his shipping businesses.

Given the relationships of Mr. Marinakis and certain members of his family with Capital Maritime and us described above, any past or future negative media coverage, public and judicial scrutiny or criminal proceedings in relation to Mr. Marinakis, regardless of the factual basis for the assertions being made or the final outcome of any investigation or proceeding, may affect the reputation and operations of Capital Maritime, as well as our reputation and operations. Such coverage, scrutiny and proceedings may also adversely impact investor confidence and the trading price of our common units.

The control of our General Partner may be transferred to a third party without unitholder consent.

Our General Partner is a limited liability company initially formed and controlled by Capital Maritime as sole member. In April 2019, Capital Maritime transferred all membership interests in our General Partner to Mr. Miltiadis E. Marinakis.

Our partnership agreement does not restrict the ability of the member or members from time to time of our General Partner from transferring control of our General Partner or its assets to a third party, whether in a merger, sale of all membership interests or sale of all or substantially all of its assets, without the consent of our unitholders.

Any such change in control of our General Partner may affect the way we and our operations are managed, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt.

Please read “—Risks Related to our Business and Operations—We depend on our General Partner, a private company newly under the ownership of Mr. Miltiadis E. Marinakis, for the day-to-day management of our affairs. The change of ownership of our General Partner may affect the way we and our operations are managed and our relationships with our charterers and other counterparties.”

Our General Partner, which may have conflicts of interest, has limited fiduciary and contractual duties, which may permit it to favor its own interests or the interest of its affiliates or related persons to your detriment.

Our General Partner is in charge of our day-to-day affairs consistent with policies and procedures adopted by, and subject to the direction of, our board of directors.

Our General Partner and our directors have a fiduciary duty to manage us in a manner beneficial to us and our unitholders. However, this duty is limited under our partnership agreement. Please see “—Our partnership agreement limits our General Partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our General Partner or our directors.” In addition, all three officers of our General Partner and one of our directors are officers or directors of Capital Maritime and its affiliates, and as such they have fiduciary duties to Capital Maritime that may cause them to pursue business strategies that disproportionately benefit Capital Maritime or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Capital Maritime, our General Partner and their affiliates, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, the officers of our General Partner and Capital Maritime may favor their own interests over the interests of our unitholders.

These conflicts include, among others, the following situations:

•

neither our partnership agreement nor any other agreement requires our General Partner or its affiliates to pursue a business strategy that favors us or utilizes our assets, and Capital Maritime’s officers and directors in their capacity as such have a fiduciary duty to make decisions in the best interests of the shareholders of Capital Maritime, which may be contrary to our interests;

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

Under the terms of our partnership agreement, the affirmative vote of a majority of common units is required in order to reach certain decisions or actions, including:

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

Capital Maritime and its affiliates are not subject to the limitations on voting rights imposed on our other limited partners and would be attributed their pro rata share of any voting rights reallocated as a result of such limitations.

Accordingly, Capital Maritime and its affiliates may favor their own interests or the interests of our General Partner in any vote by our unitholders. These considerations may significantly impact any vote under the terms of our partnership agreement and may significantly affect your rights under our partnership agreement.

Please also read “—Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning 5% or more of our units” for information on additional restrictions imposed by our partnership agreement.

Capital Maritime and its affiliates may engage in competition with us.

The omnibus agreement that we and Capital Maritime have entered into impose certain mutual restrictions on the acquisition, ownership and operations, and provides for certain rights of first refusal in respect, of product and crude oil tankers. The omnibus agreement however contains significant exceptions. It also does not apply to container and drybulk vessels and other shipping markets. Accordingly, Capital Maritime and its controlled affiliates have significant ability to compete with us, which could harm our business. Please read “Item 7B: Related-Party Transactions” for further information.

Our Manager may provide management services to other shipping companies and may face conflicts between our interests and the interests of such other shipping companies.

Capital Ship Management may provide management services to shipping companies other than us. In particular, Capital Ship Management will continue to assume the commercial and technical management of the Tanker Business we contributed to DSSI for a period of five years following completion of the DSS Transaction under separate arrangements that Capital Ship Management entered into with DSSI.

The ability of our Manager to serve other shipping companies may raise conflicts of interest. For example, if we were to acquire crude or product tanker vessels, our interest in securing new charters or extending existing charters may conflict with those of DSSI. Our Manager could be inclined to allocate charters in a manner that increases the compensation that it may receive rather than based on our best interests. If that were to happen, our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt may be materially affected.

We currently do not have any officers and rely, and expect to continue to rely, solely on officers of our General Partner, who face conflicts in the allocation of their time to our business.

Our board of directors has not exercised its power to appoint officers of the Partnership to date, and, as a result, we rely, and expect to continue to rely, solely on the officers of our General Partner, who are not required to work full-time on our affairs and who also work for Capital Maritime, our Manager and/or their respective affiliates.

For example, our General Partner’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer are also executive officers or employees of Capital Maritime. Capital Maritime and our Manager each conduct substantial businesses and activities of their own in which we have no economic interest.

As a result, there could be material competition for the time and effort of the officers of our General Partner who also provide services to Capital Maritime, our Manager and/or their respective affiliates, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

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

In order to become a limited partner of our partnership, a unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “7.B: Related-Party Transactions—Conflicts of Interest and Fiduciary Duties.”

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

The partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders have no right to elect our General Partner, and our General Partner may not be removed except by a vote of the holders of at least two thirds of the outstanding units, including any units owned by our General Partner and its affiliates, and a majority vote of our board of directors. Currently, 15,041,174 common units representing 82.7% of our common units are owned by non-affiliated public unitholders.

Our partnership agreement further restricts unitholders’ voting rights by providing that if any person or group, other than our General Partner, its affiliates, their transferees and persons who acquired such units with the prior approval of our board of directors, beneficially owns 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other unitholders of the same class holding less than 4.9% of the voting power of that class. As affiliates of our General Partner, Capital Maritime and Crude Carriers Investments Corp. (“Crude Carriers Investments”) are not subject to such limitation and will be attributed their pro rata share of any units reallocated as a result of such limitation. Further, this limitation does not apply to unitholders who acquires more than 5% of any class of units then outstanding with the prior approval of our board of directors.

As of December 31, 2018, on a reverse split-adjusted basis and based on 18,526,670 units issued and outstanding (including 348,570 general partner units), the Marinakis family, including Evangelos M. Marinakis, the chairman of Capital Maritime, may be deemed to beneficially own an 18.8% interest in us, through Capital Maritime, which may be deemed to beneficially own 2,667,753 common units representing a 14.4% interest in us, our General Partner, which may be deemed to beneficially own 348,570 general partner units representing a 1.9% interest in us, and Crude Carriers Investments, which may be deemed to beneficially own 469,173 common units, representing a 2.5% interest in us.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our General Partner.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our General Partner:

•

the unitholders will be unable to remove our General Partner without its consent so long as our General Partner and its affiliates or related persons own sufficient units to be able to prevent such removal. The vote of the holders of at least two thirds of all outstanding units voting together as a single class and a majority vote of our board of directors is required to remove the General Partner. As of December 31, 2018, on a reverse split-adjusted basis and based on a total of 18,526,670 units issued and outstanding (including 348,570 general partner units), the Marinakis family, including Evangelos M. Marinakis, the chairman of Capital Maritime, may be deemed to beneficially own an 18.8% interest in us, through Capital Maritime, which may be deemed to beneficially own 2,667,753 common units representing a 14.4% interest in us, our General Partner, which may be deemed to beneficially own 348,570 general partner units representing a 1.9% interest in us, and Crude Carriers Investments, which may be deemed to beneficially own 469,173 common units, representing a 2.5% interest in us.

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

Our common units are equity securities and are subordinated to our existing and future indebtedness.

Our common units are equity interests and do not constitute indebtedness. Our common units rank junior to all indebtedness and other non-equity claims on us with respect to the assets available to satisfy claims, including in a liquidation of the Partnership. Additionally, holders of our common units are subject to the prior distribution and liquidation rights of any preferred units we may issue in the future. Our board of directors is authorized to issue additional classes or series of preferred units without the approval or consent of the holders of our common units. Any reduction in the amount of distributions made on our common units could materially and adversely affect the market price of the common units.

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

Since our initial public offering, we conducted a number of issuances of common and preferred units, and we may engage in additional such issuances in the future.

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

A.	History and Development of the Partnership

We are a master limited partnership organized as Capital Product Partners L.P. under the laws of the Marshall Islands on January 16, 2007. We completed our initial public offering in April 2007. We maintain our principal executive headquarters at 3 Iassonos Street, Piraeus, 18537 Greece and our telephone number is +30 210 4584 950. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

Recent Developments

Change of Ownership of our General Partner

Our General Partner is a limited liability company initially formed and controlled by Capital Maritime as sole member. In April 2019, Capital Maritime transferred all membership interests in our General Partner to Mr. Miltiadis E. Marinakis. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Operations—We depend on our General Partner, a private company newly under the ownership of Mr. Miltiadis E. Marinakis, for the day-to-day management of our affairs. The change of ownership of our General Partner may affect the way we and our operations are managed and our relationships with our charterers and other counterparties.”

Spin-off of the Tanker Business

On November 27, 2018, we entered into a definitive transaction agreement with DSS, pursuant to which we agreed to spin off the Tanker Business into a separate publicly listed company, DSSI, which would then combine with DSS’s businesses and operations in a share-for-share transaction. We refer to such transaction as the “DSS Transaction” in this Annual Report. The DSS Transaction was completed on March 27, 2019. Please read the introductory note entitled “Transaction with DSS Holdings L.P.” for more information.

2018 Developments

Management Buy-Out of our Manager

Our Manager, Capital Ship Management, is a privately held company initially formed and controlled by Capital Maritime. In 2018, Capital Ship Management conducted a management buy-out led by its senior management. Since then, Capital Ship Management is no longer part of the group of companies controlled by Capital Maritime.

Some members of our Manager’s senior management are also current directors or officers of Capital Maritime.

In addition, Mr. Gerry Ventouris, an officer of our Manager and director and officer of Capital Maritime, serves as the chief operating officer of our General Partner and Mr. Gurpal Grewal, a technical director of our Manager, serves as one of our directors appointed by our General Partner.

Please read “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We depend on our Manager, a privately held company newly under the control of its management, for the commercial and technical management of our fleet. If, for any reason, our Manager is unable to provide us with the necessary level of services to support and expand our business or qualify for long-term charters, our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt may be materially affected.”

Scrubber Agreements with HMM

In October 2018, we entered into a series of agreements with HMM to increase the daily charter rate under each of the five charters we have with HMM by $4,900 in light of the expenditure we will incur in connection with the installation of exhaust gas cleaning systems, also known as “scrubbers.” This increase will be effective from January 1, 2020, or, if later, the installation date of the scrubbers.

Under previous charter restructuring arrangements with HMM, the daily charter rate under each of the five charters we have with HMM is scheduled to revert to the original daily gross rate of $29,350 from January 1, 2020 onwards. Accordingly, the daily charter rate will further increase to $34,250 from that date or, if later, once the scrubbers are installed, until the expiry of each charter in 2024 and 2025, as applicable.

Sale and Acquisitions of Vessels

On September 11, 2018, we entered into a memorandum of agreement for the sale of the M/T Amore Mio II (159,982 dwt, Crude Oil Carrier, built 2001, Daewoo Shipbuilding & Marine Engineering, South Korea) to an unaffiliated third party for the amount of $11.2 million. We delivered the vessel on October 15, 2018. In connection with the sale, we recorded an impairment charge of $28.8 million and made a mandatory prepayment of $5.9 million under our 2017 credit facility.

In May 2018, we acquired from Capital Maritime the shares of the company owning the eco-type MR product tanker M/T Anikitos (50,082 dwt IMO II/III chemical product tanker built in 2016, Samsung Heavy Industries (Ningbo) Co., Ltd.) for total consideration of approximately $31.5 million. In January 2018, we acquired from Capital Maritime the shares of the company owning the eco-type M/T Aristaios, a crude tanker (113,689 dwt, Ice Class 1C, built in 2017, Daehan Shipbuilding Co. Ltd., South Korea), for total consideration of $52.5 million. The M/T Anikitos and M/T Aristaios were part of the Tanker Business that we spun-off in connection with the DSS Transaction.

2017 Developments

Sale of the M/T Aristotelis

On December 22, 2017, we entered into a memorandum of agreement for the sale of the M/T Aristotelis (51,604 dwt IMO II/III chemical product tanker built in 2013, Hyundai Mipo Dockyard Ltd., South Korea) to an unaffiliated third party for the amount of $29.4 million. We delivered the vessel on April 25, 2018. In connection with the sale, we recorded an impairment charge of $3.3 million and prepaid $14.4 million under our 2017 credit facility.

Refinancing of External Debt

On September 6, 2017, we entered into a $460 million credit facility with a syndicate of lenders led by HCB and ING Bank N.V., as mandated lead arrangers and bookrunners, and BNP Paribas and National Bank of Greece S.A., as arrangers.

On October 4, 2017, we drew the full amount of $460.0 million and, together with available cash of $102.2 million, fully repaid total indebtedness of $562.2 million. Please see “Item 5.B. Liquidity and Capital Resources—Borrowings—Our Credit Facilities” for further information on our 2017 credit facility.

At-the-market Offering

During the year ended December 31, 2017, we issued a total of 0.7 million new common units (on a reverse split-adjusted basis) translating into net proceeds of $17.8 million after payment of sales agent commission (before offering expenses).

2016 Developments

Acquisition of the M/T Amor

On October 24, 2016, we acquired from Capital Maritime the shares of the company owning the M/T Amor for total consideration of $16.9 million consisting of $16.0 million in cash and the issuance of 40,528 new common units (on a reverse split-adjusted basis) to Capital Maritime and the assumption of a $15.8 million term loan. The M/T Amor was part of the Tanker Business that we spun-off in connection with the DSS Transaction.

At-the-market Offering

In September 2016, we entered into an equity distribution agreement with UBS contemplating the offering from time to time, through UBS, as our sales agent, of new common units having an aggregate offering amount of up to $50.0 million. For the period between the launch of our at-the-market offering and December 31, 2016, we issued an aggregate of 0.2 million (on a reverse split-adjusted basis) new common units translating into net proceeds of $4.5 million after payment of sales agent commission (before offering expenses).

HMM Restructuring and Disposal of HMM Shares

HMM, the charterer of five of our container vessels and one of our largest counterparties in terms of revenue, completed a restructuring in July 2016. In this connection, we entered into a charter restructuring agreement with HMM.

Under that agreement, we agreed to reduce the charter rate payable under each charter by 20% to $23,480 per day (from a gross daily rate of $29,350) for a three and a half year period ending in December 2019. The total value of the charter rate reduction then amounted to approximately $37.0 million. Under this arrangement, at the end of the charter reduction period, the charter rate under each charter will revert to the original gross daily rate of $29,350 until the expiry of each charter in 2024 and 2025. See also above “—2018 Developments—Scrubber Agreements with HMM.”

As compensation for the charter rate reduction, we received approximately 4.4 million HMM common shares, which we sold on the Stock Market Division of the Korean Exchange in August 2016 for aggregate cash consideration of $29.7 million. We recognized the proceeds of the sale as deferred revenue, which we are amortizing on a straight line basis over the remaining charter period.

Delivery of the M/V CMA CGM Magdalena

On February 26, 2016, we acquired the shares of the company owning the M/V CMA CGM Magdalena for aggregate consideration of $81.5 million. The M/V CMA CGM Magdalena is chartered to CMA-CGM S.A. for an initial duration of five years at a gross daily charter rate of $39,250.

B.	Business Overview

We are an international owner of ocean-going vessels. Following the spin-off of our Tanker Business in March 2019, our fleet consists of ten neo-panamax container carrier vessels (0.9 million dwt) with an average age, as of December 31, 2018, of approximately 6.4 years and one capesize bulk carrier (0.2 million dwt, age 8.4 years).

All of our vessels are currently chartered under medium- to long-term charters (with remaining revenue-weighted charter duration of approximately 5.1 years) to reputable charterers, such as such as CMA CGM, Pacific International Lines (PTE) Ltd., Hyundai Merchant Marine Co. and COSCO Bulk Carrier Co. Ltd. Our fleet is externally managed by Capital Ship Management, a private company.

For information on the spin-off of our Tanker Business, please read the introductory note entitled “Transaction with DSS Holdings L.P.”

Business Strategies

Our primary business objective is to increase cash available for distributions to our unitholders, while maintaining a strong financial position. We aim to realize our business objectives through the following strategies:

•

Maintain medium- to long-term fixed charters. We seek to enter into medium- to long-term, fixed-rate charters for a majority of our fleet in an effort to provide visibility of revenues and cash flows. As our vessels come up for re-chartering, we aim to redeploy them under period contracts that reflect our expectations of prevailing market conditions. In the pursuit of our strategies, we evaluate growth opportunities across all shipping sectors. We believe that the average age of our fleet of approximately 6.7 years as of December 31, 2018, compared to an industry average of 11.8 years (adjusted for the composition of our fleet) and the high specifications of our vessels, position us favorably to continue to secure medium- to long-term charters for our vessels.

•

Expand our fleet through accretive acquisitions. Following the completion of the DSS Transaction, subject to available required financing, we intend to evaluate potential acquisitions of both newbuilds and second-hand vessels across the shipping markets. We also intend to take advantage of opportunities afforded to us by our relationship with our sponsor, Capital Maritime. As of December 31, 2018, Capital Maritime and its affiliates controlled a total of 24 vessels in the water. For future acquisitions, we may consider moderate increases in our overall leverage, provided that we are able to maintain low breakeven rates and deliver stable distributions to our unitholders. In addition, we may pursue opportunities for acquisitions of, or combinations with, other shipping businesses.

•

Maintain a strong balance sheet. While we seek to finance our vessels and future vessel acquisitions through a mix of debt, equity financing and current cash balances, we intend to maintain a moderate level of leverage over time. By maintaining moderate levels of leverage, we aim to retain greater flexibility than more leveraged competitors, maintain lower breakeven rates and deliver sustainable distributions to our unitholders. We believe that charterers have increasingly favored financially solid vessel owners, and that maintaining a strong balance sheet will help us access more favorable chartering opportunities, as well as give us a competitive advantage in pursuing vessel acquisitions.

•

Maintain and build on our ability to meet rigorous industry and regulatory safety standards. We believe that in order for us to be successful in growing our business, we need to maintain our vessel safety record and further build on our high level of customer service and support. We believe that our Manager, Capital Ship Management, has a strong record of vessel safety and compliance with rigorous health, safety and environmental protection standards, and is committed to providing our charterers with a high level of customer service and support.

Competitive Strengths

We believe that we are well-positioned to execute our business strategies on the basis of the following competitive strengths:

•

Well-established relationships with our charterers. Our customers seek shipping partners that have a reputation for high standards of performance, reliability and safety. We believe that our Manager has a well-established reputation and safety and environmental track record within the shipping industry. We also believe that our Manager has a solid track record of long-standing relationships with a number of major charterers, which positions us favorably to further develop medium- to long-term charter relationships with leading charterers in the shipping industry.

•

Revenue and cash flow visibility and stability. As all of our vessels are chartered under medium- and long-term contracts, we benefit from revenue and cash flow visibility. As our vessels come up for re-chartering, we seek to redeploy them under contracts that reflect our expectations of prevailing market conditions.

•

High specification fleet. Our vessels were primarily constructed by reputable South Korean shipyards to high specifications and had an average age of 6.7 years as of December 31, 2018. In addition, eight of our existing container vessels are “eco, wide beam” type and have an increased cargo intake and reduced bunker consumption as compared to older vessel designs, and are able to transit the new Panama Canal locks. We believe that these characteristics make our containerships more attractive to charterers.

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

Our Customers

We provide marine transportation services under medium- to long-term time charters with a range of counterparties:

•	CMA CGM, a French container transportation and shipping company.

•	Hyundai Merchant Marine Co. Ltd, an integrated logistics company, operating around 130 vessels. HMM has worldwide global service networks and diverse logistics facilities.

•	Mediterranean Shipping Co. S.A. is part of the Cargo Division of the MSC Group shipping conglomerate, a global business engaged in the shipping and logistics sector.

•	COSCO Bulk Carrier Co. Ltd., a subsidiary of China COSCO Shipping Corporation Limited (COSCO Group), which is one of the largest drybulk and container owners and operators globally.

•	Pacific International Lines (PTE) Ltd., a containership operator offering container liner services and multi-purpose services.

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

Our Management Agreement

Our Manager, Capital Ship Management, is a privately held company initially formed and controlled by Capital Maritime. In 2018, Capital Ship Management conducted a management buy-out led by its senior management. Since then, Capital Ship Management is no longer part of the group of companies controlled by Capital Maritime.

Under our management contract with our Manager:

•	we pay our Manager a daily technical management fee per vessel that is revised annually based on the United States Consumer Price Index;

•

we indemnify our Manager for expenses and liabilities it incurs on our behalf in the provision of the contracted for services, including, for example, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs; and

•	we bear all costs and expenses associated with a vessel’s dry-docking.

We expect that new acquisitions we may make in the future will also be managed under a similar floating fee management arrangement.

Our Fleet

At the time of our initial public offering in 2007, our fleet consisted of eight vessels. As of December 31, 2018, our fleet consisted of 36 vessels with an average age of approximately 8.5 years and average remaining term under our charters of approximately 4.6 years. We completed the spin-off of our Tanker Business on March 27, 2019. We currently own ten neo-panamax container carrier vessels (0.9 million dwt) with an average age as of December 31, 2018, of approximately 6.4 years and one capesize bulk carrier (0.2 million dwt; age 8.4 years).

Following completion of the DSS Transaction, we intend, subject to prevailing shipping, charter and financing market conditions, to make strategic acquisitions in a prudent manner that is accretive to our unitholders and to long-term distribution growth. In addition, we may pursue opportunities for acquisitions of, or combinations with, other shipping businesses.

The table below provides summary information about the vessels in our current fleet, as well as their delivery date or expected delivery date to us and their employment, including earliest possible redelivery dates of the vessels and relevant charter rates. Sister vessels, which are vessels of similar specifications and size typically built at the same shipyard, are denoted by the same letter in the table. We believe that sister vessels provide a number of efficiency advantages in the management of our fleet.

All of the vessels in our fleet are or were designed, constructed, inspected and tested in accordance with the rules and regulations of Lloyd’s Register of Shipping (“Lloyd’s”), Bureau Veritas (“BV”) or the American Bureau of Shipping (“ABS”) and were under time from the time of their delivery.

VESSELS IN OUR FLEET

Vessel name	Sister Vessels(1)	Year built	DWT – TEU(7)	OPEX (per day)(2)	Management Agreement Expiration	Charter Duration/ Type(3)	Expiry of Charter (4)	Daily Charter Rate (Net)	Charterer(5)	Description
DRYBULK VESSEL
Cape Agamemnon	A	2010	179,221	Floating	Jun 2021	10-yr TC	Jun 2020	$40,090	COSCO	Cape Size Dry Cargo
CONTAINER CARRIER VESSELS
Archimidis	B	2006	108,892–8,266 TEU	Floating	Dec 2022	2-yr TC	Apr 2020	$17,100	MSC	Container Carrier
Agamemnon	B	2007	108,892–8,266 TEU	Floating	Dec 2022	0.9-yr TC	June 2019	$19,750	PIL	Container Carrier
Hyundai Prestige(6)	C	2013	63,010–5,023 TEU	Floating	Aug to Sep 2023	12-yr TC	Dec 2024	$23,010	HMM	Eco Wide Beam Container Carrier
Hyundai Premium(6)	C	2013	63,010–5,023 TEU	Floating	Mar 2023	12-yr TC	Jan 2025	$23,010	HMM	Eco Wide Beam Container Carrier
Hyundai Paramount(6)	C	2013	63,010–5,023 TEU	Floating	Mar 2023	12-yr TC	Feb 2025	$23,010	HMM	Eco Wide Beam Container Carrier
Hyundai Privilege(6)	C	2013	63,010–5,023 TEU	Floating	Aug to Sep 2023	12-yr TC	Mar 2025	$23,010	HMM	Eco Wide Beam Container Carrier
Hyundai Platinum(6)	C	2013	63,010–5,023 TEU	Floating	Aug to Sep 2023	12-yr TC	Apr 2025	$23,010	HMM	Eco Wide Beam Container Carrier
CMA CGM Amazon	D	2015	115,534–9,288 TEU	Floating	Jun 2020	5-yr TC	May 2020	$38,759	CMACGM	Eco-Flex, Wide Beam Container
CMA CGM Uruguay	D	2015	115,639–9,288 TEU	Floating	Sep 2020	5-yr TC	Aug 2020	$38,759	CMACGM	Eco-Flex, Wide Beam Container
CMA CGM Magdalena	D	2016	115,639–9,288 TEU	Floating	Feb 2021	5-yr TC	Jan 2021	$38,759	CMA CGM	Eco-Flex, Wide Beam Container

TOTAL FLEET DWT:		1,058,867–69,511 TEU

(1)

Sister vessels and shipyards of origin are denoted in the tables by the following letters: (A) this vessel was built by Sungdong Shipbuilding & Marine Engineering Co., Ltd., South Korea; (B): these vessels were built by Daewoo Shipbuilding & Marine Engineering Co. LTD. South Korea; (C): these vessels were built by Hyundai Heavy Industries Co. Ltd, South Korea; (D): these vessels were built by Daewoo-Mangalia Heavy Industries S.A.

(2)

Floating: These vessels are managed under the floating fee management agreement entered into with our Manager. For additional details regarding our management agreement, please see “Item 4B: Business Overview—Our Management Agreement” above.

(3)	TC: Time Charter.
(4)	Earliest possible redelivery date.
(5)

MSC: Mediterranean Shipping Co. S.A.; COSCO: COSCO Bulk Carrier Co. Ltd., an affiliate of the COSCO Group; HMM: Hyundai Merchant Marine Co. Ltd.; CMA CGM: CMA CGM; PIL: Pacific International Lines (PTE) Ltd.

(6)

As owner of the M/V Hyundai Prestige, the M/V Hyundai Paramount, the M/V Hyundai Premium, the M/V Hyundai Privilege and the M/V Hyundai Platinum, we entered into a charter restructuring agreement with HMM on July 15, 2016. Under that agreement, we agreed to reduce the charter rate payable under each charter by 20% to a net daily rate of $23,010 (from a net daily rate of $28,616) for a three and a half year period starting on July 18, 2016 and ending on December 31, 2019. The charter restructuring agreement further provides that at the end of the charter reduction period, the charter rate under the respective charter parties will revert to the original net daily rate of $28,763 until the expiry of each charter. In October 2018, we entered into a series of agreements with HMM to increase the daily charter rate under each of the five charters we have with HMM by $4,900 in light of the expenditure we incurred in connection with the installation of exhaust gas cleaning systems, also known as “scrubbers.” Accordingly, the daily charter rate will further increase to $34,250 from that date or, if later, once the scrubbers are installed, until the expiry of each charter in 2024 and 2025, as applicable.

(7)	DWT: Dead Weight Ton. TEU: Twenty-foot Equivalent Units.

Our Charters

All of our vessels are currently chartered under medium- to long-term charters (with remaining revenue-weighted charter duration of approximately 5.1 years). Under certain circumstances, we may operate our vessels in the spot market or certain of our vessels may remain idle until they are fixed under appropriate medium- to long-term charters. As our vessels come up for re-chartering, depending on the prevailing market rates, we may not be able to re-charter them at levels similar to their current charters, or at all, which may affect our business, financial condition, results of operations, cash flows, and ability to make distributions and service or refinance our debt. Please read “Item 4B: Business Overview—Our Fleet.” including the chart and accompanying notes, for more information on our time charters, including counterparties, expected expiration dates of the charters and daily charter rates.

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

Profit Sharing Arrangements

These arrangements contemplate a sharing of profit based on the vessel’s actual earnings, typically settled every six months. In the event that the actual time charter equivalent (“TCE”) over the calculation period is higher than the agreed daily charter rate of the vessel, we receive the basic net hire rate plus 50% of the excess over the gross daily charter rate. Actual voyage revenues earned and received, actual expenses incurred and actual time taken to perform the voyages during the period are used for purposes of the calculation.

TCE rate is a shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts. TCE is expressed as per ship per day rate and is calculated as voyage and time charter revenues less voyage expenses during a period divided by the number of operating days during the calculation period, which is consistent with industry standards.

The amounts received under profit-sharing arrangements are subject to the usual commissions payable to shipbrokers on gross charter rates.

None of our vessels are currently being chartered under profit-sharing arrangements.

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

None of our vessels are currently under bareboat charters.

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

Management of Ship Operations, Administration and Safety

Our objective is to run our operations in a safe, efficient and cost-effective manner. To that end, Capital Ship Management, our Manager, provides expertise in various functions critical to our operations. Specifically, pursuant to the management and administrative services agreements we have entered into with it, Capital Ship Management grants us access to human resources, financial and other administrative services, including bookkeeping, audit and accounting services, administrative and clerical services, banking and financial services, client, investor relations, information technology and technical management services, including commercial management of the vessels, vessel maintenance and crewing (not required for vessels subject to bareboat charters), procurement, insurance and shipyard supervision.

Capital Ship Management is a privately held company initially formed and controlled by Capital Maritime. In 2018, Capital Ship Management conducted a management buy-out led by its senior management. Since then, Capital Ship Management is no longer part of the group of companies controlled by Capital Maritime. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We depend on our Manager, a privately held company newly under the control of its management, for the commercial and technical management of our fleet. If, for any reason, our Manager is unable to provide us with the necessary level of services to support and expand our business or qualify for long-term charters, our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt may be materially affected.”

Historically, we had three separate technical and commercial management agreements with Capital Ship Management for the management of our fleet: (i) the fixed fee management agreement, (ii) the floating fee management agreement and (iii), with respect to the vessels acquired as part of the merger with Crude Carriers, the Crude Carriers management agreement. The aggregate management fees paid to Capital Ship Management for the years ended December 31, 2018, 2017 and 2016 were $12.7 million, $11.6 million and $10.9 million, respectively. Following the spin-off of our Tanker Business, all our vessels are now managed under our floating fee management agreement. Please read “Item 4B: Business Overview—Our Management Agreement” and “Item 7B: Related-Party Transactions—Administrative and Executive Services Agreements with the Manager.”

In compliance with the International Maritime Organization’s ISM code, Capital Ship Management operates under a safety management system certified by Lloyd’s Register of Shipping (“LRS”). Capital Ship Management’s management systems also comply with the Quality Standard ISO 9001, the Environmental Management Standard ISO 14001, the Occupational Health & Safety Management System 18001 and the Energy Management Standard 50001, all of which are certified by LRS. In addition, Capital Ship Management has implemented an “Integrated Management System Approach” verified by the LRS and adopted “Business Continuity Management” principles in cooperation with LRS.

One of the key strategies of Capital Ship Management is the implementation of a regime of responsible, safe and clean shipping in an effort to operate our vessels in a manner intended to protect the safety and health of Capital Ship Management’s employees, the general public and the environment. Capital Ship Management’s senior management team aims to actively manage the risks inherent in our business and is committed to eliminating incidents that threaten safety, such as groundings, fires, collisions and spills, as well as reducing emissions and waste generation.

Over the years, Capital Ship Management received a number of additional accreditations and awards, including the following:

•

In 2014, Capital Ship Management was successfully assessed by Lloyd’s against the “IMO Strategic Concept of a Sustainable Shipping Industry” and was the first shipping company worldwide to receive such certification.

•	On April 2016, Capital Ship Management was awarded the GREEN4SEA Excellence Award for its track record of above average environmental performance.

•	In March 2017, Capital Ship Management was awarded the “Best Vessel Operator – Europe” Sea Transport Award 2017 by UK publication “Transport News” and AI Global Media Ltd.

•	In June 2018, Capital Ship Management received an award from LRS for “Excellence in Ship Management and Operations.”

From time to time, Capital Ship Management provides management services to shipping companies other than us. In particular, Capital Ship Management will continue to assume the commercial and technical management of the Tanker Business we contributed to DSSI for a period of five years following completion of the DSS Transaction under separate arrangements that Capital Ship Management entered into with DSSI. Please read “Item 3. Key Information—D. Risk Factors—Risks Inherent in an Investment in Us—Our Manager may provide management services to other shipping companies and may face conflicts between our interests and the interests of such other shipping companies.”

Crewing and Staff

Capital Ship Management, through a subsidiary in Romania and crewing offices in Romania, Russia and the Philippines, recruits senior officers and crews for our vessels. Capital Ship Management has entered into an agreement for the training of officers under ice conditions at a specialized training center in St. Petersburg, Russia. Our vessels are currently manned primarily by Romanian, Russian and Filipino crew members. We believe that Capital Ship Management has significant experience in operating vessels in this configuration and has access to a pool of certified and experienced crew members whom it can recruit to man our vessels.

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

Vessels above 15 year of age, subject to enhanced survey requirements are also dry docked every two and a half years for inspection of the underwater parts and any deficiencies identified during the inspections need to be rectified either during the inspection or at a later stage if that is found to be appropriate based on its class. The classification surveyor in this case will issue a “recommendation” which must be rectified by the ship-owner within prescribed time limits. Class and SOLAS rules allow one of the bottom surveys (the intermediate one) in a five-year period to be carried out afloat instead of by dry docking; however this is only applicable for certain ship types and for modern vessels of up to 15 years of age.

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

The following table sets forth certain information regarding our insurance coverage as of December 31, 2018:

Type	Aggregate Sum Insured for All Vessels in Our Existing Fleet
Hull and Machinery	$880.0 million
Increased Value (including Excess Liabilities)	$210.0 million additional “total loss” coverage
Hull & Machinery (War Risks)	$1.1 billion
Protection and Indemnity (P&I) Pollution liability claims	Up to $1.0 billion per incident per vessel

Competition

We operate in a highly fragmented, highly diversified global market with many charterers, owners and operators of vessels.

Competition for charters can be intense. The ability to obtain favorable charters depends, in addition to price, on a variety of other factors, including the location, size, age, condition and acceptability of the vessel and its operator to the charterer. Although we believe that at the present time no single company has a dominant position in the markets in which we operate, that could change and we may face substantial competition for medium- to long-term charters from a number of experienced companies who may have greater resources or experience than we do when we try to re-charter our vessels. However, we believe our ability to comply better with the rigorous standards of major charterers relative to less qualified or experienced operators allows us to effectively compete for new charters.

Regulation

General

Our operations and our status as an operator and manager of ships are extensively regulated by international conventions, Class requirements, U.S. federal, state and local as well as non-U.S. health, safety and environmental protection laws and regulations, including OPA 90, the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Port and Tanker Safety Act, the Act to Prevent Pollution from Ships, the U.S. Clean Air Act (“Clean Air Act”), the U.S. Clean Water Act, as well as regulations adopted by the International Maritime Organization and the European Union, air emission requirements, IMO/USCG/EPA pollution regulations and various SOLAS amendments, as well as insurance requirements and other regulations described below. In addition, various jurisdictions either have or are adopting ballast water management conventions to prevent the introduction of non-indigenous invasive species. Compliance with these laws, regulations and other requirements could entail additional expense, including vessel modifications and implementation of additional operating procedures.

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

OPA 90 imposes operational requirements, liability standards and other obligations on all vessel owners and operators transporting crude oil or petroleum products to, from, or within U.S. waters. The law phased out the use of single-hull tankers and can effectively impose unlimited liability on vessel owners and operators in the event of an oil spill. Under OPA 90, vessel owners, operators and bareboat charterers are liable, without regard to fault, for all containment and clean-up costs and other damages, including natural resource damages, and for certain economic losses, arising from oil spills and pollution from their vessels. In addition, OPA 90 does not preempt state law and permits individual states to impose their own stricter liability regimes with regard to oil pollution incidents occurring within their boundaries. Certain coastal states have enacted additional pollution prevention, liability and response laws, many providing for unlimited liability.

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

Administrative obligations, such as monitoring, recordkeeping and reporting requirements also apply. Implementation of the water treatment standards adopted by the USCG/EPA is required earlier than the implementation of equivalent standards agreed by the International Maritime Organization. For trading in the U.S. waters, vessels are to be fitted with ballast water treatment systems approved by the USCG at the first bottom survey after January 1, 2016. A number of BWTS technologies have Alternate Management System (“AMS”) extension approvals and a number of other systems have recently received a USCG type BWTS approval. We have obtained extensions for the majority of our vessels with due date of docking up to and including 2018 to carry out installation of BWTS at the next docking survey occurring after December 31, 2018. Although future extensions may still be granted, obtaining an extension due to lack of type approved systems will now be more difficult because owners must prove that none of the recently approved systems are suitable for their vessels. Compliance with these requirements may impose substantial costs for retrofitting our vessels with BWTS or otherwise restrict our vessels from performing certain operations in U.S. waters that involve the discharge of ballast water.

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

International Requirements

In September 1997, the International Maritime Organization adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulphur content of fuel oil and allows for special sulphur emission control areas to be established with more stringent controls on sulphur emissions (“SECA areas”).

Amendments to Annex VI to the MARPOL address particulate matter, nitrogen oxide and sulphur oxide emissions. The revised Annex VI reduces air pollution from vessels by, among other things (i) implementing a progressive reduction of sulphur oxide emissions from ships, and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The International Maritime Organization confirmed in October 2016 that a global 0.5% sulphur cap on marine fuels will come into force on January 1, 2020, as agreed in amendments adopted in 2008 for Annex VI to the MARPOL. Annex VI sets progressively stricter regulations to control sulphur oxides (SOx) and nitrous oxides (NOx) emissions from ships, which present both environmental and health risks. The 0.5% sulphur cap marks a significant reduction from the current global sulphur cap of 3.5%, which came into effect on January 1, 2012. When the 2020 sulphur cap was decided upon in 2008, it was also agreed that a review should be undertaken by 2018 to assess whether there was sufficient compliant fuel available to meet the 2020 effective date, failing which, the effective date could be deferred to 2025. That review was completed in July 2016 by a consortium of consultants led by CE Delft, and submitted to the International Maritime Organization’s Marine Environment Protection Committee (MEPC) during their 70th session. The review concluded that sufficient compliant fuel would be available to meet the new requirement. However, the costs for these marine fuels remain uncertain and installing alternative sulphur emission control equipment on vessels entails significant cost and may be technically infeasible or uneconomic for some vessels. Questions also remain as to how the sulphur cap will be enforced, as it is up to individual parties to MARPOL to enforce fines and sanctions.

Shipowners can meet the new requirements by continuing to use fuel types which exceed the 0.5% sulphur limit and retrofitting an approved Exhaust Gas Cleaning System (also known as scrubbers) to remove sulphur from exhaust, which would require a substantial capital expenditure and prolonged off-hire of the vessel during installation; or use petroleum fuels such as marine gasoil (MGO), which meet the 0.5% sulphur limit. According to Clarksons Shipping Intelligence Network, the premium of MGO over 380 CST 3.5% bunker fuel in Rotterdam has averaged $244/mt over the last five years. Depending on the vessel type and size, this could mean a substantial increase in the cost of bunkers for the vessel. This cost could increase further if the refining sector is unable to cope with the higher distillate demand, resulting in a tight distillate market and wider spread between HSFOs and MGOs; or by retrofitting the vessel to handle alternative fuels, such as LNG, methanol, biofuels, LPG etc. Retrofitting vessels for the consumption of these type of alternative fuels would involve a substantial capital expenditure and might be uneconomical for most conventional vessel types given current technology and design challenges.

Additionally, as of January 1, 2015, more stringent sulphur emission standards apply in coastal areas designated as Sulphur Emission Control Areas. We incur additional costs to comply with these revised standards. A failure to comply with Annex VI requirements could result in a vessel not being able to operate. All of our vessels are subject to Annex VI regulations. We believe that our existing vessels meet relevant Annex VI requirements. Nevertheless, as most existing vessels are not designed to operate on ultra-low sulphur distillate fuel continuously, we are introducing mitigating measures and or modifications enabling vessels to operate continuously within SECA areas. These mitigation measures and modifications may increase our operating expenses.

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

Noncompliance with the ISM code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to increased premiums and decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

Many countries have ratified and follow the liability plan adopted by the International Maritime Organization and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the “CLC”) (the United States, with its separate OPA 90 regime, is not a party to the CLC). Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain defenses. Under the Protocol for vessels of 5,000 to 140,000 gross tons, liability is limited to approximately $7.1 million plus $989.2 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately $140.7 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on December 31, 2010. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law regimes govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability coverage requirements under the plan adopted by the International Maritime Organization.

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

Disclosure of activities pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Section 13(r) requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings. Disclosure is required even where the activities, transactions or dealings are conducted in compliance with applicable law. Provided in this section is information concerning the activities of CPLP and its affiliates that occurred in 2018 and which CPLP believes may be required to be disclosed pursuant to Section 13(r) of the Exchange Act.

In March 2018, one vessel owned by us and chartered under a time charter party to PCTC, a subsidiary of Capital Maritime, our sponsor, made a port call to Iran to load crude oil. This port call represented less than 0.05% of the total port calls made by all our vessels in 2018. It occurred while the vessel was chartered out to an unaffiliated sub-charterer, under the instructions of such sub-charterer. As the vessel owner, we earned revenues at the agreed daily charter rate from PCTC under the applicable time charter. PCTC in turn earned revenues at the agreed freight rate from the sub-charterer that employed the vessel. CPLP’s aggregate revenue attributable to the number of days that our vessel under time charter remained in a port in Iran was approximately $0.1 million, representing less than 0.04% of our total revenues during the year ended December 31, 2018. This vessel was part of the Tanker Business spun-off in March 2019. In addition, in February 2018, the vessel M/T Amore Mio II, which we sold in October 2018, made a port call to Iran to load crude oil while employed under a voyage charter to an unaffiliated third party. This port call represented less than 0.05% of the total port calls made by all the vessels owned by CPLP in 2018. The aggregate revenue attributable to this voyage was approximately $1.5 million, representing approximately 0.5% of our total revenues during the year ended December 31, 2018. We do not attribute profits to specific voyages.

Other than as described above, no vessel owned or chartered by Capital Maritime made any port calls to countries targeted by economic sanctions during 2018.

As part of the voyage charter arrangements between us and third-party charterers or sub-charterers, we or our Manager may pay fees and expenses related to the port calls made in Iran through a private third-party agent in Iran appointed by the third-party charterer or sub-charterer. In 2018, no such payments were made for re-fueling or bunkers for the vessels making such port calls.

We believe the port call to Iran was made in full compliance with applicable economic sanctions laws and regulations, including those of the United States, the European Union and other relevant jurisdictions.

C.	Organizational Structure

Please also see Note 1 (Basis of Presentation and General Information) to our Financial Statements and Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2018.

D.	Property, Plants and Equipment

Other than our vessels, we do not have any material property. For further details regarding our vessels, including any environmental issues that may affect our utilization of these assets, please read “Item 4B: Business Overview—Our Fleet” and “—Regulation.” Our obligations under our 2017 credit facility are secured by all our vessels. For further details regarding our 2017 credit facility, please read “Item 5B: Liquidity and Capital Resources—Borrowings—Our Credit Facilities.”

Item 4A.	Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects.

You should read the following discussion of our financial condition and results of operations in conjunction with our Financial Statements. Among other things, the Financial Statements include more detailed information regarding the basis of presentation for the following information. The Financial Statements have been prepared in accordance with U.S. GAAP and are presented in thousands of U.S. Dollars.

For purposes of both the following discussion and the Financial Statements, the Tanker Business that we spun-off in connection with the DSS Transaction is presented as part of our continuing operations.

A.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are an international owner of ocean going vessels.

We were organized in January 2007 by Capital Maritime, an international shipping company with a long history of operating and investing in the shipping market.

Our primary business objective is to make distributions to our unitholders on a quarterly basis and increase the level of our distributions over time, subject to shipping and charter market developments and our ability to obtain required financing and access financial markets.

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

As of December 31, 2018, the Marinakis family, including Evangelos M. Marinakis, the chairman of Capital Maritime, our sponsor, may be deemed to beneficially own a 18.8% interest in us through, among others, Capital Maritime and Crude Carriers Investments.

The DSS Transaction

As of December 31, 2018, our fleet consisted of 36 high specification vessels with an average age of approximately 8.5 years, including three Suezmax crude oil tankers (0.5 million dwt), one Aframax crude/product oil tanker (0.1 million dwt), 21 medium range product tankers (0.9 million dwt), ten neo-Panamax container carrier vessels (0.9 million dwt) and one Capesize bulk carrier (0.2 million dwt).

On March 27, 2019, we completed the spin-off of our Tanker Business. We currently own ten neo-Panamax container carrier vessels with an average age of approximately 6.4 years (as at December 31, 2018) and one Capesize bulk carrier (age of 8.4 years).

The significant reduction in the number of our vessels has resulted in a reduced asset base, which we expect will affect our results of operations in a number of respects, including the following:

•	We will generate comparatively less revenue and incur less operating expenses than if the DSS Transaction had not occurred. See “—Factors to Consider When Evaluating our Results.”

•

We may be exposed to increased earnings variability due to a smaller and less-diverse fleet and a more concentrated customer base in comparison to our fleet and customer base before the completion of the DSS Transaction.

•	We expect that our general and administrative expenses will have proportionally a greater impact on our results from operations.

•

We will continue for a time to be exposed to the Tanker Business we spun off under working capital and other arrangements we entered into with DSS. See “Item 3. Key Information—D. Risk Factors—Risks Inherent in an Investment in Us—Completion of the DSS Transaction may impact your investment in us.”

Our Charters

We generate revenues by charging our charterers for the use of our vessels.

Historically, our vessels were chartered under time or bareboat charter agreements. As of December 31, 2018, 29 of our vessels were either trading in the period market or were expected to commence period employment. Following the completion of the DSS Transaction on March 27, 2019, all of our remaining vessels are trading in the period market.

Our vessels are currently under contracts with HMM, COSCO, PIL, CMA CGM and MSC.

The loss of, default by or restructuring of any significant charterer or a substantial decline in the amount of services requested by a significant charterer could harm our business, financial condition and results of operations. Please read “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We currently derive all of our revenues from a limited number of charterers and the loss of any charterer or charter or vessel could result in a significant loss of revenues and cash flows.”

HMM Restructuring and Scrubber Agreements

HMM, the charterer of five of our container vessels and one of our largest counterparties in terms of revenue, completed a financial restructuring in July 2016. We entered into a charter restructuring agreement with HMM on July 15, 2016. This agreement provides for the reduction of the charter rate payable under the respective charter parties by 20% to $23,480 per day (from a gross daily rate of $29,350) for a three and a half year period starting in July 2016 and ending in December 2019. The total charter rate reduction for the charter reduction period is approximately $37.0 million. The charter restructuring agreement further provides that at the end of the charter reduction period, the charter rate under the respective charter parties will revert to the original gross daily rate of $29,350 until the expiry of each charter in 2024 and 2025. As compensation for the charter rate reduction, we received approximately 4.4 million HMM common shares, which we sold on the Stock Market Division of the Korean Exchange for an aggregate consideration of $29.7 million in August 2016.

In October 2018, we entered into a series of agreements with HMM to increase the daily charter rate under each of the five charters we have with HMM by $4,900 in light of the expenditure we will incur in connection with the installation of exhaust gas cleaning systems, also known as “scrubbers.” This increase will be effective from January 1, 2020, or, if later, the installation date of the scrubbers.

Accounting for Acquisitions

In May 2018, we acquired the shares of the company owning the M/T Anikitos with time charter attached expiring in June 2020 (at the earliest). We accounted for this transaction as an asset acquisition. As we estimated that the daily charter rate of the time charter attached to the vessel was above market rates as of the transaction’s completion date, we allocated the total consideration for this acquisition to the vessel cost in the amount of $31.0 million and to the above market acquired charter in the amount of $0.5 million. The M/T Anikitos was part of the Tanker Business that we spun-off in connection with the DSS Transaction.

In January 2018, we acquired the shares of the company owning the M/T Aristaios with time charter attached expiring in November 2021. We accounted for this transaction as an acquisition of an asset. As we estimated that the daily charter rate of the time charter attached to the vessel was above market rates as of the transaction’s completion date, we allocated the total consideration for this acquisition to the vessel cost in the amount of $43.0 million and to the above market acquired charter in the amount of $9.5 million. The M/T Aristaios was part of the Tanker Business that we spun-off in connection with the DSS Transaction.

In October 2016, we acquired the shares of the company owning the M/T Amor, an eco-type MR product tanker, with time charters attached expiring in October 2017 (at the earliest). We accounted for this transaction as a business acquisition based on the existence of an integrated set of activities (inputs and processes that generate outputs). Therefore, we recorded the identifiable assets acquired and liabilities assumed, consisting of the vessel, the time charter attached to the vessel and a term loan assumed on acquisition, in our financial statements at their fair values of $31.6 million, $1.1 million and $15.8 million, respectively. The M/T Amor was part of the Tanker Business that we spun-off in connection with the DSS Transaction.

In February 2016, we acquired the shares of the company owning the M/V CMA CGM Magdalena with time charter attached expiring in January 2021 (at the earliest). We accounted for this transaction as an asset acquisition. As we estimated that the daily charter rate of the time charter attached to the vessel was above market rates as of the transaction completion date, we allocated the total consideration for this acquisition to the vessel cost in the amount of $88.5 million and to the above market acquired charter in the amount of $3.2 million.

Industry Developments and Outlook

In the container market, certain key routes experienced an increase in demand in the first half of 2018, as compared to 2017, which led to an increase in container charter rates and asset values. However, charter rates retreated in the second half of 2018 and were below historical averages, while the idle container fleet was estimated by market analysts to increase at the end of 2018 to approximately 3%, as compared to 2% at the end of 2017. We currently expect that only one of our container vessels will come up for re-chartering before 2020. However, we depend on the ability of our charterers, which have from time to time come under significant financial stress, to honor their commitments to maintain our charter revenues and operating cash flow. For further information, see “Item 3.D Risks Factors—Risks Related to the Container Carrier Industry—If our container carrier vessel charterers do not fulfill their obligations to us, or if they are unable to honor their obligations, our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt can be adversely affected.”

In the drybulk market, after reaching historical highs in mid-2008, charter hire rates for Capesize drybulk carriers, such as the M/V Cape Agamemnon, have declined to historically low levels. In 2018, the drybulk market experienced some recovery in charter rates compared to 2017. The M/V Cape Agamemnon is currently deployed on a period time charter that is expected to expire in June 2020 (at the earliest). In the future, we may be forced to re-charter the M/V Cape Agamemnon pursuant to short-term time charters, and may be exposed to changes in the spot market and short-term charter rates for Capesize drybulk carriers, all of which may affect our earnings and the value of the M/V Cape Agamemnon. For further information, see “Item 3.D Risks Factors—Risks Related to the Drybulk Industry—We are exposed to various risks in the international drybulk shipping industry, which is cyclical and volatile.”

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

As of the date of this Annual Report, we are exposed to the container market to a significant extent as the majority of our vessels are container vessels. We expect that one of our time charters will expire in the coming 12 months.

Some of the key factors that we expect may affect our business, future financial condition, results of operations and cash flow include the following:

•	supply and demand for containerized goods and dry cargo;

•	supply and orderbook of vessels, including, container vessels and drybulk vessels;

•	the continuing demand for goods from China, India, Brazil and Russia and other emerging markets and developments in international trade including threats and/or imposition of trade tariffs;

•	charter hire levels (under time and bareboat charters) and our ability to re-charter our vessels at competitive rates as their current charters expire;

•	developments in vessel values, which might affect our ability to comply with certain covenants under our credit facility and/or refinance our debt;

•	the relationships and reputation of Capital Ship Management and our General Partner, each under new ownership, in the shipping industry;

•	the effective and efficient technical management of our vessels;

•	the strength of and growth in the number of our customer relationships;

•	the prevailing spot market rates and the number of our vessels which we may operate in the spot market;

•	our ability to comply with the covenants in our credit facility, including covenants relating to the maintenance of vessel value ratios;

•	our level of debt and the related interest expense and amortization of principal;

•	our access to debt and equity, and the cost of capital required to acquire additional vessels or to implement our business strategy;

•	the ability to increase the size of our fleet and make additional acquisitions that are accretive to our unitholders;

•	our ability to comply with new maritime regulations and the more restrictive regulations for the transport of certain products and cargoes and the increased costs associated therewith;

•	the costs associated with upcoming drydocking of our vessels; and

•	our ability to acquire and sell vessels at prices we deem satisfactory;

Please read “Item 3.D: Risk Factors” for a discussion of certain risks inherent in our business.

Factors to Consider When Evaluating Our Results

We believe it is important to consider the following factors when evaluating our results of operations:

•

Size of our Fleet. During 2018, the weighted average number of our vessels increased by 0.72 vessels compared to the year ended December 31, 2017, as we took delivery of the M/T Anikitos and the M/T Aristaios on May 4, 2018 and January 17, 2018, respectively, while we sold and delivered to their new owners the M/T Amore Mio II and the M/T Aristotelis on October 15, 2018 and April 25, 2018, respectively. As our fleet grows or as we dispose of our vessels, our results of operations reflect the contribution to revenue of, and the expenses associated with, a varying number of vessels over time, which may affect the comparability of our results year-on-year. Please see “—Overview—Accounting for Acquisitions” for information on the accounting treatment of vessel acquisitions for the period under review and Note 1 (Basis of Presentation and General Information) to the Financial Statements included herein. As described above under “—Overview—The DSS Transaction,” we spun-off our Tanker Business in March 2019. We currently own ten neo-Panamax container carrier vessels and one Capesize bulk carrier.

•

Management Structure and Operating Expenses. Historically, our vessels were serviced by our Manager under three separate technical and commercial management agreements: the fixed fee management agreement, the floating fee management agreement and, with respect to the vessels acquired as part of the merger with Crude Carriers, the Crude Carriers management agreement. Each agreement had a different operating expenses structure. In 2018, the remaining two vessels that were previously managed under the fixed fee management agreement and were employed under bareboat charter agreements transitioned to a floating fee arrangement. Consequently, since June 2018, none of our vessels have been operated under a fixed fee management agreement. The Crude Carriers management agreement was terminated in connection with the completion of the DSS Transaction. Please read “Item 4B: Business Overview—Our Management Agreement.”

Results of Operations

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Our results of operations for the years ended December 31, 2018 and 2017 differ primarily due to:

•

the increase in the weighted average number of our vessels by 0.72 vessels following the delivery of the M/T Anikitos and the M/T Aristaios on May 4 and January 17, 2018, respectively, and the sale and delivery to their new owners of the M/T Amore Mio II and the M/T Aristotelis on October 15 and April 25, 2018, respectively;

•	the increase in the number of days during which our vessels were employed under voyage charters in the year ended December 31, 2018 compared to the year ended December 31, 2017;

•

lower charter rates as a result of weaker market conditions for product and crude tankers on the back of increased tonnage availability, high oil and oil product inventories and OPEC/Non-OPEC oil production cuts;

•

the increase in the number of vessels in our fleet incurring operating expenses following the redelivery by their charterer of the M/T Alexandros II in December 2017 and the M/T Aristotelis II and the M/T Aris II in May and June 2018, respectively, which were previously employed under bareboat charters;

•

the impairment charge we recognized during the year ended December 31, 2018 of $28.8 million compared to $3.3 million during the year ended December 31, 2017 in connection to the sale of the M/T Amore Mio II and M/T Aristotelis, respectively; and

•	higher interest costs incurred as a result of an increase in the LIBOR weighted average interest rate during the year ended December 31, 2018 compared to the year ended December 31, 2017.

Total Revenues

Total revenues, consisting of time, voyage and bareboat charter revenues, amounted to $279.3 million for the year ended December 31, 2018 compared to $249.1 million for the year ended December 31, 2017.

The increase of $30.2 million was primarily attributable to the increase in vessel operating days as the weighted average size of our fleet increased by 0.72 vessels in 2018 and the increase in the number of days during which our vessels were employed under voyage charters in the year 2018, partly offset by lower charter rates earned by certain of our vessels compared to the average charter rates earned during the year 2017 as result of, among other factors, weaker market conditions for product and crude tankers.

For the year ended December 31, 2018, related party revenues decreased to $14.0 million, compared to $44.7 million for the year ended December 31, 2017 as the average number of vessels chartered by Capital Maritime decreased by 5.0 vessels.

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

Voyage Expenses

Total voyage expenses amounted to $46.3 million for the year ended December 31, 2018, compared to $15.2 million for the year ended December 31, 2017. The increase of $31.1 million was primarily attributable to the increase in the number of voyage charters under which certain of our vessels were employed during the year 2018, compared to the year 2017.

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

Vessel Operating Expenses

For the year ended December 31, 2018, our total vessel operating expenses amounted to $99.1 million compared to $86.1 million for the year ended December 31, 2017. The $13.0 million increase in total vessel operating expenses primarily reflects the expansion in the weighted average size of our fleet and the increase in the number of vessels in our fleet incurring operating expenses, following the redelivery of the M/T Alexandros II, the M/T Aristotelis II and the M/T Aris II, which were previously employed under bareboat charters.

Total vessel operating expenses for the year ended December 31, 2018 include expenses of $12.7 million incurred under the management agreements we have with our Manager, compared to $11.6 million during the year ended December 31, 2017.

See Note 10 (Voyage Expenses and Vessel Operating Expenses) to the Financial Statements for information on the composition of our vessel operating expenses.

General and Administrative Expenses

General and administrative expenses amounted to $5.7 million for the year ended December 31, 2018, compared to $6.2 million for the year ended December 31, 2017. General and administrative expenses include board of directors’ fees and expenses, audit and certain legal fees, and other fees related to the expenses of the publicly traded partnership.

Vessel Depreciation and Amortization

Depreciation and amortization amounted to $73.1 million for the year ended December 31, 2018, compared to $74.0 million for the year ended December 31, 2017. The decrease was attributable to the decrease in the amortization of drydock and special survey deferred charges, partly offset by the increase in the average number of vessels in our fleet.

Generally, depreciation is expected to increase if the average number of vessels in our fleet increases.

Impairment of vessels

Impairment of vessels amounted to $28.8 million for the year ended December 31, 2018 compared to $3.3 million for the year ended December 31, 2017 representing the difference between the carrying and the fair market value less associated sale costs of the M/T Amore Mio II and the M/T Aristotelis, which we agreed to sell on September 11, 2018 and December 22, 2017, respectively. Upon entering into the sale agreements, we classified the vessels as held for sale and wrote down their carrying value to their fair value less estimated sale costs. The fair value of the vessels was based on the transaction price, as the sale price for both vessels was agreed with an unaffiliated third party.

Please see Note 5 (Vessels, net and assets held for sale) and Note 8 (Financial Instruments) to our Financial Statements for more information on impairment charges.

Total Other Expense, Net

Total other expense, net for the year ended December 31, 2018 amounted to $26.4 million, compared to $25.8 million for the year ended December 31, 2017. Total other expense, net includes interest expense and finance costs of $27.4 million for the year ended December 31, 2018, compared to $26.6 million for the year ended December 31, 2017. The increase of $0.8 million reflects higher interest costs incurred mainly as a result of the increase in the LIBOR weighted average interest rate for the year ended December 31, 2018 compared to the year ended December 31, 2017.

Interest expense and finance costs include interest expense, amortization of financing charges, commitment fees and bank charges.

The weighted average interest rate on the loans outstanding under our credit facilities for the year ended December 31, 2018 was 5.35%, compared to 4.29% for the year 2017. Please also refer to Note 7 (Long Term Debt) to our Financial Statements.

Net (Loss)/ Income

Net loss for the year ended December 31, 2018 amounted to $0.1 million compared to net income of $38.5 million for the year ended December 31, 2017.

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

•

lower charter rates as a result of weaker market conditions for product and crude tankers on the back of increased tonnage availability, high oil and oil product inventories and OPEC/Non-OPEC oil production cuts;

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

For the year ended December 31, 2017, Petroleo Brasileiro S.A. (“Petrobras”), Capital Maritime, HMM and CMA CGM accounted for 19%, 18%, 18% and 17% of our total revenues, respectively. For information on the risks arising from a concentration of counterparties, see “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Operations—We currently derive all of our revenues from a limited number of charterers and the loss of any charterer or charter or vessel could result in a significant loss of revenues and cash flows.”

Please read “Item 4B: Business Overview—Our Fleet” and “—Our Charters” for information about the charters on our vessels, including daily charter rates.

Voyage Expenses

Total voyage expenses amounted to $15.2 million for the year ended December 31, 2017, compared to $10.3 million for the year ended December 31, 2016. The increase of $4.9 million was primarily attributable to the increase in the number of voyage charters under which certain of our vessels were employed during the year 2017, compared to the year 2016. Voyage expenses primarily consist of bunkers, port expenses, canal dues and commissions. Commissions are paid to shipbrokers for negotiating and arranging charter party agreements on our behalf. Voyage expenses incurred during time and bareboat charters are paid for by the charterer, except for commissions, which are paid for by us. Voyage expenses incurred during voyage charters are paid for by us. Please also refer to Note 10 (Voyage Expenses and Vessel Operating Expenses) to our Financial Statements for information on the composition of our voyage expenses.

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

See Note 10 (Voyage Expenses and Vessel Operating Expenses) to our Financial Statements for information on the composition of our vessel operating expenses.

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

Please see Note 5 (Vessels, net and assets held for sale) and Note 8 (Financial Instruments) to our Financial Statements for more information on impairment charges.

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

The weighted average interest rate on the loans outstanding under our credit facilities for the year ended December 31, 2017 was 4.29%, compared to 3.73% for the year 2016. Please also refer to Note 7 (Long Term Debt) to our Financial Statements.

Net Income

Net income for the year ended December 31, 2017 amounted to $38.5 million compared to $52.5 million for the year ended December 31, 2016.

For a list of factors which we believe are important to consider when evaluating our results, please refer to the discussion under “—Factors to Consider When Evaluating Our Results” and “—Factors Affecting our Results of Operations.”

B.	Liquidity and Capital Resources

As of December 31, 2018, total cash and cash equivalents (including restricted cash) were $48.2 million. Restricted cash under our then outstanding credit facilities amounted to $18.0 million.

In connection with the DSS Transaction:

•	DSS paid to us a total amount of $319.7 million;

•

we amended our existing 2017 credit facility, prepaid an amount of $89.3 million thereunder, and fully repaid and retired outstanding loans under bilateral facilities, all of which translated into an aggregate repayment of our debt of $146.5 million plus accrued interest and breakage costs; and

•	we redeemed and retired all outstanding Class B Units at 100% of par value for an aggregate redemption price of $119.5 million.

Following the DSS Transaction, total cash and cash equivalents (including restricted cash) were $79.0 million as of March 31, 2019. Restricted cash under our 2017 credit facility amounted to $5.5 million.

We do not have any undrawn amounts under the terms of our 2017 credit facility.

Generally, our primary sources of funds have been cash from operations, bank borrowings and securities offerings.

Cash from operations depend on our chartering activity. Depending on the prevailing market rates when our charters expire, we may not be able to re-charter our vessels at levels similar to their current charters, which may affect our future cash flows from operations. Cash flows from operations may be further affected by other factors described in “Item 3. Key Information—D. Risk Factors.” We expect that one of our charters will expire in the coming 12 months.

Because we distribute all of our available cash (a contractually defined term, generally referring to cash on hand at the end of each quarter after provision for reserves), we generally rely upon external financing sources, including bank borrowings and securities offerings, to fund replacement, expansion and investment capital expenditures, and to refinance or repay outstanding indebtedness.

In particular, since 2011, our board of directors has elected not to provision cash reserves for estimated replacement capital expenditures. Accordingly, our ability to maintain and grow our asset base, including through further dropdown opportunities from Capital Maritime or acquisitions from third parties, and to pay or increase our distributions as well as to maintain a strong balance sheet depends on, among other things, our ability to obtain required financing, access financial markets and refinance part or all of our existing indebtedness on commercially acceptable terms.

In April 2016, in the face of severely depressed trading prices for master limited partnerships, including us, a significant deterioration in our cost of capital and potential loss of revenue, our board of directors took the decision to protect our liquidity position by creating a capital reserve. We used cash accumulated as a result of quarterly allocations to our capital reserve to partially prepay our indebtedness as part of our refinancing in October 2017. We expect to continue to reserve cash in amounts necessary to service our debt in the future, including to make quarterly amortization payments.

Subject to our ability to obtain required financing and access financial markets, we expect to continue to evaluate opportunities to acquire vessels and businesses. We currently have no capital commitments to purchase or build additional vessels. None of our vessels are scheduled to undergo their special survey during 2019. However, we are currently planning to retrofit four to seven of our vessels with scrubbers during 2019 and the rest of our fleet in 2020 and 2021. The installation of scrubber equipment requires the vessel to be drydocked and incur off-hire days. We estimate that the installation of a scrubber on one of our vessels may require 30 to 45 off-hire days.

We have contracted to procure scrubbers for our fleet with two third-party manufacturers. Currently, total contracted capital expenditure in relation to the scrubbers to be retrofitted on our vessels amounts to $19.5 million, of which we expect to pay $10.7 million, $7.2 million and $1.6 million in 2019, 2020 and 2021, respectively (although the actual amount expended each year will depend on the timing of the installation of the scrubber equipment, which may vary depending on our charterers’ requirements, dry-docking availability and other considerations).

Total partners’ capital as of December 31, 2018 amounted to $881.3 million compared to $933.4 million as of December 31, 2017, corresponding to a decrease of $52.1 million. The decrease primarily reflects the $52.6 million of distributions declared and paid during the year ended December 31, 2018.

Subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

The following table summarizes our cash and cash equivalents provided by / (used in) operating, financing and investing activities (including in relation to the Tanker Business that we spun off in March 2019) for the years presented below, in millions.

	2018	2017	2016
Net Cash Provided by Operating Activities	$97.9	$127.0	$155.1
Net Cash Used in Investing Activities	$(4.5)	$(2.0)	$(90.8)
Net Cash Used in Financing Activities	$(126.5)	$(168.3)	$(46.8)

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $97.9 million for the year ended December 31, 2018 compared to $127.0 million for the year ended December 31, 2017. The decrease of $29.1 million was mainly attributable to (a) the decrease of $12.3 million in cash from operations, which was attributable to, among other factors, lower time charter rates affecting our revenues and an increase in our total expenses, including vessel voyage and operating expenses, and (b) the negative effect of the changes in our operating assets and liabilities amounting to $16.8 million. Changes in our operating assets and liabilities were driven mainly by an increase in our trade receivables, prepayments and inventories and other assets and a decrease in deferred revenue, in each case mainly attributable to the increase in the number of voyage charters performed by our vessels, partly offset by a reduction in the amounts we reimbursed to our Manager for expenses paid on our behalf during the year ended December 31, 2018, compared to the year ended December 31, 2017.

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

For a discussion of some of the reasons why our historical net cash provided by operating activities is not indicative of net cash provided by operating activities to be expected in future periods, please refer to the discussion under “—Factors to Consider When Evaluating Our Results” and “—Factors Affecting our Results of Operations.”

Net Cash Used in Investing Activities

Net cash used in investing activities refers primarily to cash used for vessel acquisitions and improvements.

Net cash used in investing activities for the year ended December 31, 2018 amounted to $4.5 million compared to $2.0 million during the year ended December 31, 2017. In the year ended December 31, 2018, we acquired the companies owning the M/T Anikitos and the M/T Aristaios. Cash used for these acquisitions was partially offset by the proceeds from the sale of the M/T Aristotelis and the M/T Amore Mio II. We did not make any acquisition or disposal during the year ended December 31, 2017. Cash consideration paid for vessel improvements during the year ended December 31, 2018 amounted to $1.1 million compared to $2.0 million during the year ended December 31, 2017.

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

Net Cash Used in Financing Activities

Net cash used in financing activities for the year ended December 31, 2018, was $126.5 million compared to $168.3 million for the year ended December 31, 2017. The decrease of $41.8 million in net cash used in financing activities was mainly attributable to a decrease of $55.4 million in payments of long-term debt, partially offset by a decrease of $17.8 million in net proceeds from the issuance of common units, during the year ended December 31, 2018 compared to the year ended December 31, 2017. The decrease of $55.4 million in payments of long-term debt was primarily attributable to the fact that while our principal amortization increased by $40.5 million in the year ended December 31, 2018 compared to the year ended December 31, 2017 and we mandatorily prepaid an aggregate amount of $20.3 million in connection with the disposals of the M/T Aristotelis and the M/T Amore Mio II in the year ended December 31, 2018, we prepaid a significant portion of our debt in connection with the October 2017 refinancing.

Net cash used in financing activities for the year ended December 31, 2017, was $168.3 million compared to $46.8 million for the year ended December 31, 2016. The increase of $121.5 million in net cash used in financing activities during 2017 was mainly attributable to the prepayment of $116.2 million in connection with the refinancing of our debt in October 2017, as well as the absence of loan incurrence in 2017 compared to loan proceeds of $35.0 million used to partially finance the acquisition of CMA CGM Magdalena in 2016. These amounts were partially offset by a decrease of $16.6 million in distributions paid to our unit holders and the increase of $13.8 million in net proceeds from the issuance of common units under our at-the-market offering during the year ended December 31, 2017 compared to the year ended December 31, 2016.

Borrowings

As of December 31, 2018, our total borrowing was $445.9 million and consisted of:

•	$387.4 million principal amount outstanding under our 2017 credit facility;

•	$31.0 million principal amount outstanding under the 2015 credit facility (including $15.4 million under the Amor tranche and $15.6 million under the Anikitos tranche); and

•	$27.4 million principal amount outstanding under the Aristaios credit facility.

In connection with the completion of the DSS Transaction on March 27, 2019, we amended our existing 2017 credit facility, prepaid an amount of $89.3 million thereunder, and fully repaid and retired all outstanding loans under the 2015 credit facility and the Aristaios credit facility, all of which translated into an aggregate repayment of our debt of $146.5 million plus accrued interest and breakage costs.

The total amount of our borrowing outstanding following the amounts prepaid in connection to the DSS Transaction was $285.5 million.

Please also read the introductory note entitled “Transaction with DSS Holdings L.P.”

The 2017 Credit Facility

On September 6, 2017, we entered into the 2017 credit facility with a syndicate of lenders led by HCB and ING, as mandated lead arrangers and bookrunners, and BNP Paribas and National Bank of Greece S.A., as arrangers. In October 2017, we drew $460.0 million thereunder.

The 2017 credit facility initially consisted of two tranches repayable in 24 equal quarterly instalments of $13.2 million in aggregate in addition to a balloon instalment of $143.0 million payable, together with the final quarterly instalment, in the fourth quarter of 2023. The loans drawn under the 2017 credit facility bear interest at LIBOR plus a margin of 3.25%.

In connection with the DSS Transaction, on March 27, 2019, we amended the 2017 credit facility and prepaid an amount of $89.3 million thereunder. The amended 2017 credit facility consists of a single tranche required to be repaid in 19 equal quarterly instalments of $7.7 million in addition to a balloon installment of $139.1 million payable, together with the final quarterly installment, in the fourth quarter of 2023.

Our 2017 credit facility contains customary ship finance covenants, including restrictions as to changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness and the mortgaging of vessels.

Our 2017 credit facility also contain financial covenants:

•	to maintain minimum free consolidated liquidity of at least $0.5 million per collateralized vessel;

•	to maintain a ratio of EBITDA (as defined therein) to net interest expense of at least 2.00 to 1.00 on a trailing four-quarter basis; and

•	not to exceed a ratio of total net indebtedness to (fair value adjusted) total assets of 0.750.

In addition, our 2017 credit facility requires that we maintain a minimum security coverage ratio, defined as the ratio of the market value of the collateralized vessels and net realizable value of additional acceptable security to outstanding loans, of 125%.

Under our 2017 credit facility, the vessel owning companies may pay dividends or make distributions provided that no event of default has occurred and the payment of such dividend or distribution does not result in an event of default, including a breach of any of the financial covenants. Our 2017 credit facility requires the earnings, insurances and requisition compensation of the vessels to be assigned as collateral. It also requires additional security, including pledge and charge on current account, corporate guarantee from each of the vessel owning companies and mortgage interest insurance.

Our obligations under our 2017 credit facility are secured by first-priority mortgages over all our vessels and are guaranteed by each vessel owning company.

Our credit facility also contains a “Market Disruption Clause,” which the lenders may unilaterally trigger, requiring us to compensate the lenders for any increases to their funding costs caused by disruptions to the market.

As of December 31, 2018, we were in compliance with all financial debt covenants under our 2017 credit facility.

Our ability to comply with the covenants and restrictions contained in our 2017 credit facility and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, including interest rate developments, changes in the funding costs of our banks and changes in vessel earnings and vessel asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our 2017 credit facility or such other debt instruments, we are unlikely to be able to make any distributions to our unitholders, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us, if any, may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under our 2017 credit facility or such other debt instruments, the lenders could seek to foreclose on those assets.

Any contemplated vessel acquisitions will have to be at levels that do not breach the required ratios set out above. The global economic downturn that occurred in the last several years has had an adverse effect on vessel values, and economic conditions remain fragile with significant uncertainty surrounding levels of recovery and long-term economic growth effects. If the estimated asset values of the vessels in our fleet decrease, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the covenants in our 2017 credit facility and any other debt instruments we may enter into. A decline in the market value of our vessels could also affect our ability to refinance our credit facility and such other debt instruments and/or limit our ability to obtain additional financing. A decrease of 10% in the aggregate fair market values of our vessels would not cause any violation of the total indebtedness to aggregate market value covenant contained in our 2017 credit facility.

Other Credit Facilities (Now Repaid and Retired)

The Aristaios credit facility.

On January 17, 2018, upon the completion of the acquisition of the shares of the company owning the M/T Aristaios, we assumed Capital Maritime’s guarantee with respect to the outstanding balance of $28.3 million under the term loan that was entered into on January 2, 2017 with Credit Agricole Corporate and Investment Bank and ING Bank NV (the “Aristaios credit facility”). The term loan was required to be repaid in twelve consecutive equal semi-annual installments of $0.9 million, beginning in July 2018, plus a balloon payment of $17.3 million payable together with the final semi-annual installment due in January 2024. The term loan bore interest at LIBOR plus a margin of 2.85%. We fully repaid and retired the Aristaios credit facility in connection with the DSS Transaction in March 2019.

The 2015 credit facility

On May 4, 2018, and October 24, 2016 upon the completion of the acquisition of the shares of the companies owning the M/T Anikitos and M/T Amor respectively, we assumed Capital Maritime’s guarantee with respect to the outstanding balance of $15.6 million (the “Anikitos tranche”) and $15.8 million (the “Amor tranche”) both under the term loan that was entered into on November 19, 2015 with ING Bank N.V.

The Anikitos tranche was required to be repaid in thirteen consecutive equal quarterly installments of $0.4 million, beginning in May 2020, plus a balloon payment of $11.0 million payable together with the final quarterly installment in June 2023.

The Amor tranche was required to be repaid in 17 consecutive equal quarterly instalments of $0.3 million, beginning in October 2018, plus a balloon payment of $10.2 million payable together with the final quarterly installment in November 2022.

The 2015 credit facility bore interest at LIBOR plus a margin of 2.50%.

We fully repaid and retired all amounts outstanding under the 2015 credit facility in connection with the DSS Transaction in March 2019.

C. Research and Development

Not applicable.

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on, among other things, the demand and supply dynamics characterizing the container and drybulk markets at the time of re-chartering a vessel. For other trends affecting our business please see other discussions in “Item 5—Operating and Financial Review and Prospects—A. Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

E.	Off-Balance Sheet Arrangements

As of December 31, 2018, we have not entered into any off-balance sheet arrangements.

F.	Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2018 (in thousands of U.S. Dollars).

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations (1)	$445.9	$53.7	$109.8	$264.1	$18.3
Interest Obligations (2)	86.0	24.6	38.5	22.9	—
Management fee (3)	39.3	12.1	19.7	7.5	—

Total:	$571.2	$90.4	$168.0	$294.5	$18.3

(1)

In connection with the completion of the DSS Transaction on March 27, 2019, we prepaid a total principal amount of $146.5 million. The total amount of our borrowing outstanding following the amounts prepaid in connection to the DSS Transaction is $285.5 million.

(2)

Interest has been estimated based on LIBOR Bloomberg forward rates and prevailing margins as of December 31, 2018 of 3.25% (in respect of our 2017 credit facility), 2.85% (in respect of the Aristaios credit facility) and 2.50% (in respect of the 2015 credit facility), respectively. Calculation of the interest obligations presented above does not give effect to the DSS Transaction.

(3)

The fees payable to Capital Ship Management represent fees for the provision of commercial and technical services such as crewing, repairs and maintenance, insurance, stores, spares and lubricants, assuming that the Crude Carriers management agreement, which was terminated in March 2019, continues to apply until its expiration date as in effect on December 31, 2018. Management fees under the floating fee and Crude Carriers management agreements have been increased annually based on the United States Consumer Price Index for December 2018. The amount of $7.5 million for payments due between three and five years has been calculated on the basis of the expiration dates of the floating fee and Crude Carriers management agreements as in effect on December 31, 2018. Calculation of the management fee presented above does not give effect to the DSS Transaction.

G. Critical Accounting Policies

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

Critical accounting policies are those that reflect significant judgments or uncertainties, and which could potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies. For a description of all of our significant accounting policies, see Note 2 (Significant Accounting Policies) to our Financial Statements.

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

The table set forth below specifies (i) the carrying value of each of our vessels as of December 31, 2018 and 2017 (and, accordingly, also includes the crude and product tanker vessels that we spun-off as part of the DSS Transaction, which we completed on March 27, 2019); (ii) which of those vessels we believe had a charter-free market value below its carrying value; and (iii) the aggregate difference between carrying value and charter-free market value. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, to a willing buyer in circumstances where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values.

Our estimates of basic market value assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind. Our estimates are based on the average of two estimated market values for the vessels received from third-party independent shipbrokers approved by our banks. You should note that vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of the vessels or prices that could be achieved if the vessels were to be sold.

Vessels	Date acquired by us	Carrying value as of December 31, 2018 (in millions of United States dollars)		Carrying value as of December 31, 2017 (in millions of United States dollars)
M/T Atlantas II	04/04/2007	$16.9	*	$18.1	*
M/T Assos	04/04/2007 & 08/16/2010	$21.3	*	$22.9	*
M/T Aktoras	04/04/2007	$17.2	*	$18.4	*
M/T Agisilaos	04/04/2007	$17.7	*	$19.0	*
M/T Arionas	04/04/2007	$18.0	*	$19.2	*
M/T Avax	04/04/2007	$20.1	*	$21.5	*
M/T Aiolos	04/04/2007	$18.0	*	$19.2	*
M/T Axios	04/04/2007	$20.4	*	$21.8	*
M/T Atrotos	05/08/2007 & 03/01/2010	$20.8	*	$22.3	*
M/T Akeraios	07/13/2007	$21.0	*	$22.3	*
M/T Apostolos	09/20/2007	$23.3	*	$24.9	*
M/T Anemos I	09/28/2007	$23.5	*	$24.9	*
M/T Alexandros II	01/29/2008	$27.4	*	$29.0	*
M/T Amore Mio II	03/27/2008	$—		$42.8	*
M/T Aristotelis II	06/17/2008	$28.0	*	$29.6	*
M/T Aris II	08/20/2008	$28.3	*	$29.9	*
M/T Ayrton II	04/13/2009	$29.4	*	$31.2	*
M/T Alkiviadis	06/30/2010	$18.8	*	$20.3	*
M/V Cape Agamemnon	06/09/2011	$36.8	*	$38.8	*
M/T Miltiadis M II	09/30/2011	$35.5	*	$38.0	*
M/T Amoureux	09/30/2011	$37.5	*	$39.7	*
M/T Aias	09/30/2011	$37.4	*	$39.6	*
M/V Archimidis	12/22/2012	$46.6	*	$49.9	*
M/V Agamemnon	12/22/2012	$49.7	*	$52.9	*
M/V Hyundai Prestige	09/11/2013	$43.0	*	$45.1	*
M/V Hyundai Premium	03/20/2013	$42.3	*	$44.3	*

Vessels	Date acquired by us	Carrying value as of December 31, 2018 (in millions of United States dollars)		Carrying value as of December 31, 2017 (in millions of United States dollars)
M/V Hyundai Paramount	03/27/2013	$42.4	*	$44.4	*
M/V Hyundai Privilege	09/11/2013	$43.1	*	$45.2	*
M/V Hyundai Platinum	09/11/2013	$43.2	*	$45.2	*
M/T Active	03/31/2015	$31.2	*	$32.5	*
M/V CMA CGM Amazon	06/10/2015	$79.5	*	$82.9	*
M/T Amadeus	06/30/2015	$31.5	*	$32.9	*
M/V CMA CGM Uruguay	09/18/2015	$80.4	*	$83.9	*
M/V CMA CGM Magdalena	02/26/2016	$79.1		$82.4	*
M/T Amor	10/24/2016	$28.9		$30.2	*
M/T Aristaios	01/17/2018	$41.4		$—
M/T Anikitos	05/04/2018	$30.2		$—

Total		$1,229.8		$1,265.2

*

Indicates vessels for which we believe that, as of December 31, 2018 and 2017, the basic charter-free market value is lower than the carrying value. We believe that the aggregate carrying value of these vessels, assessed separately, exceeded their aggregate basic charter-free market value by approximately $254.2 million and $262.4 million as of December 31, 2018 and 2017, respectively. As discussed in “Critical Accounting Policies—Vessel Lives and Impairment,” we believe that the carrying values of our vessels as of December 31, 2018 and 2017 were recoverable as the undiscounted projected net operating cash flows of these vessels exceeded their carrying value by a significant amount.

We performed undiscounted cash flow tests as of December 31, 2018 and 2017, as an impairment analysis, in which we made estimates and assumptions in relation to projected undiscounted net operating cash flows by considering the following:

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

•	residual value of vessels;

•	commercial and technical management fees;

•	a utilization rate of 97.7% based on the fleet’s historical performance; and

•	the remaining estimated life of our vessels.

Although we believe that the assumptions used to evaluate potential impairment, which are largely based on the historical performance of our fleet, are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

Our assumptions, based on historical trends, and our accounting policies are as follows:

•

in accordance with the prevailing industry standard, depreciation is calculated using an estimated useful life of 25 years for our vessels, commencing at the date the vessel was originally delivered from the shipyard;

•	estimated useful life of vessels takes into account design life, commercial considerations and regulatory restrictions based on our fleet’s historical performance;

•

estimated charter rates are based on rates under existing vessel contracts and thereafter at market rates at which we expect we can re-charter the vessels based on market trends. We believe that the ten-year average historical Time Charter Equivalent is appropriate (or less than ten years if appropriate data is not available) for the following reasons:

•	it reflects more accurately the earnings capacity of the type, specification, deadweight capacity and average age of the vessels;

•	it reflects the type of business concluded by us (period as opposed to spot);

•	it includes at least one market cycle; and

•	respective data series are adequately populated;

•

estimates of vessel utilization, including estimated off-hire time and the estimated amount of time the vessels may spend operating on the spot market, are based on the historical experience of the fleet;

•

estimates of operating expenses and dry-docking expenditures are based on historical operating and drydocking costs based on the historical experience of the fleet and our expectations of future operating requirements;

•	vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate of $180 per ton; and

•	the remaining estimated lives of the vessels used in our estimates of future cash flows are consistent with those used in our depreciation calculations.

The impairment test that we conduct is most sensitive to variances in future time charter rates. Based on the sensitivity analysis performed for December 31, 2018 and 2017, we would begin recording impairment on the first vessel that will incur impairment by vessel type for time charter declines from their ten-year historical averages as follows:

	Percentage Decline from which Impairment would be Recorded
	Year ended December 31, 2018	Year ended December 31, 2017
Vessel
Product tankers	8.7%	15.5%
Suezmax vessels	27.7%	13.1%
Cape vessel	30.6%	49.0%
Container vessels 5,000 TEU	34.9%	36.1%
Container vessels 8,000 TEU	24.3%	31.4%
Container vessels 9,000 TEU	27.7%	41.0%
Aframax	27.8%	—

As of April 26, 2019 and December 31, 2018, our current rates for time charters on average were above / (below) their ten-year historical averages as follows:

	Time Charter Rates as Compared with Ten-year Historical Average (as percentage above/(below))
	As of April 26, 2019	As of December 31, 2018
Vessel
Product tankers	—%	6.6%
Suezmax vessels (1)	—%	—%
Aframax	—%	48.8%
Cape vessel	129.2%	129.2%
Container vessels 5,000 TEU	38.0%	38.0%
Container vessels 8,000 TEU	(23.7)%	(23.7)%
Container vessels 9,000 TEU	57.6%	57.6%

(1)	As of December 31, 2018 the three suezmax vessels of our fleet were operated under voyage charters.

Based on the above assumptions we determined that the undiscounted cash flows support the vessels’ carrying amounts as of December 31, 2018 and 2017.

Recent accounting pronouncements

Please see Note 2(q) (Significant Accounting Policies—Recent Accounting Pronouncements) to our Financial Statements.

Item 6.	Directors, Senior Management and Employees.

Management of Capital Product Partners L.P.

Pursuant to our partnership agreement, our General Partner has delegated to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation is binding on any successor general partner of the Partnership.

Our General Partner, Capital GP L.L.C., manages our day-to-day activities consistent with the policies and procedures adopted by our board of directors. Our General Partner is a limited liability company initially formed and controlled by Capital Maritime as sole member. In April 2019, Capital Maritime transferred all membership interests in our General Partner to Mr. Miltiadis E. Marinakis. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Operations—We depend on our General Partner, a private company newly under the ownership of Mr. Miltiadis E. Marinakis, for the day-to-day management of our affairs. The change of ownership of our General Partner may affect the way we and our operations are managed and our relationships with our charterers and other counterparties.”

Our board of directors consists of seven members, including two members who are designated by our General Partner in its sole discretion and five members who are elected by the common unitholders.

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

At our annual general meeting of unitholders held on September 5, 2018, Abel Rasterhoff and Dimitris P. Christacopoulos were elected to act as a Class II Directors until the Partnership’s 2021 annual meeting of Limited Partners.

Vangelis Bairactaris resigned from his position as Class III Director and secretary with effect on February 28, 2018. The directors elected by our common unitholders, being Messrs. Forman, Hussey, Rasterhoff and Christacopoulos, resolved unanimously to elect Eleni Tsoukala to fill the vacancy, with effect on February 28, 2018, in accordance with the procedure established under the Partnership Agreement. Ms. Tsoukala holds office as Class III Director until the Partnership’s 2019 annual meeting of the Limited Partners.

Our General Partner intends to cause its officers to devote as much time as is necessary for the proper conduct of our business and affairs. Our General Partner’s Chief Executive Officer, Gerasimos (Jerry) Kalogiratos, Chief Operating Officer, Mr. Gerasimos Ventouris, and Chief Financial Officer, Mr. Nikolaos Kalapotharakos, allocate their time between managing our business and affairs and the business and affairs of Capital Maritime, the Manager and/or their respective affiliates. The amount of time they allocate between our business and their other positions varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

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

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors and our General Partner’s executive officers as of April 26, 2019.

Name	Age	Position
Keith Forman(4)	61	Director and Chairman of the Board(5)
Gerasimos (Jerry) Kalogiratos(1)	41	Director and Chief Executive Officer of our General Partner
Gurpal Grewal(1)	72	Director
Rory Hussey(2)	67	Director(5)
Abel Rasterhoff(3)	78	Director(5)
Eleni Tsoukala(4)	41	Director
Dimitris P. Christacopoulos(3)	48	Director(5)
Gerasimos Ventouris	68	Chief Operating Officer of our General Partner
Nikolaos Kalapotharakos	44	Chief Financial Officer of our General Partner

(1)	Appointed by our General Partner.
(2)	Class I director (term expires in 2020).
(3)	Class II director (term expires in 2021).
(4)	Class III director (term expires in 2019).
(5)	Member of our audit committee and our conflicts committee.

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

Gerasimos (Jerry) Kalogiratos, Director and Chief Executive Officer.

Mr. Kalogiratos was appointed as the Chief Executive and Chief Financial Officer of our General Partner on June 12, 2015 and remained as Chief Financial Officer until February 28, 2018, when he was succeeded by Mr. Nikolaos Kalapotharakos. He joined our board of directors in December 2014. Mr. Kalogiratos joined Capital Maritime & Trading Corp. in 2005 and was part of the team that completed the IPO of Capital Product Partners L.P. in 2007. He has also served as Chief Financial Officer and director of NYSE-listed Crude Carriers Corp. before its merger with us in September 2011. He has over 11 years of experience in the shipping and finance industries, specializing in vessel acquisition and projects and shipping finance. Before he joined Capital Maritime, he worked in equity sales in Greece. He completed his MA in European Economics and Politics at the Humboldt University in Berlin and holds a B.A. degree in Politics, Philosophy and Economics from the University of Oxford in the United Kingdom and an Executive Finance degree from the London Business School. Mr. Kalogiratos also serves on the board of directors of DSSI.

Nikolaos Kalapotharakos, Chief Financial Officer.

Mr. Kalapotharakos was appointed as Chief Financial Officer of our General Partner on February 28, 2018. Mr. Kalapotharakos joined Capital Maritime in January 2016 as deputy Chief Financial Officer. He started his professional career in 2001 at PricewaterhouseCoopers (PwC) where he served as an external auditor specializing in shipping companies until 2007 before joining Globus Maritime Limited, a Nasdaq listed owner of drybulk vessels, where he served as its financial controller until the end of 2015. Mr. Kalapotharakos holds a BSc in Economics and Social studies in Economics from the University of Wales, Aberystwyth U.K. and an MSc in Financial and Business Economics from the University of Essex U.K.

Gerasimos Ventouris, Chief Operating Officer.

Mr. Ventouris has been appointed as our Chief Operating Officer as of June 30, 2015. Mr. Ventouris also is the director, president, secretary and Chief Executive Officer of Capital Maritime and has been the Chief Commercial Officer of our Manager since 2003. Mr. Ventouris brings more than 40 years of experience in the shipping industry. Mr. Ventouris started his career with Union Commercial Steamship, which was then one of the most prominent ship management companies in Piraeus, Greece , and became Operations and Chartering Manager, obtaining considerable experience in all aspects of the management of various types of vessels. He then joined his family shipping business, which he led until 2000, overseeing the operations of a large fleet of bulk carriers, container general cargo and product tankers vessels, as well as the construction and sale and purchase of new vessels. Mr. Ventouris holds a bachelor’s degree in Economics from the University of Athens. Mr. Ventouris also serves on the board of directors of DSSI.

Gurpal Grewal, Director.

Mr. Gurpal Grewal joined our board of directors on November 16, 2017, replacing Mr. Nikolaos Syntychakis who resigned as an Appointed Director of the Partnership. Mr. Gurpal Grewal currently serves as technical director of Capital Ship Management, our Manager. Mr. Grewal is a chartered engineer and has over 35 years of experience in new building design, construction, and supervision of bulk carriers, tankers, LPG and LNG vessels. He previously served as technical director for both Quintana Shipping Co. and Marmaras Navigation Ltd. Between 2004 and 2008, Mr. Grewal was a member of the board of directors and conflicts committee of Quintana Maritime Co. Between June 1998 and September 2005, Mr. Grewal served as technical director and principal surveyor for Lloyd’s Register of Shipping and Industrial Services S.A. (“Lloyd’s Register”) in Greece. Mr. Grewal

was also previously employed by Lloyd’s Register in London as a senior ship and engineer surveyor in the Fleet Services Department. In addition, from 1996 to 1998, Mr. Grewal served as assistant chief resident superintendent with John J. McMullen & Associates, New York, where he supervised the new building of product tankers in Spain. Prior to 1996, Mr. Grewal served for ten years as senior engineer at Lloyd’s Register supervising the construction of new building vessels in a variety of shipyards.

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

Eleni Tsoukala, Director.

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

Reimbursement of Expenses of Our General Partner

Our General Partner does not receive any management fee or other compensation for managing us. Our General Partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our General Partner. In 2018, these expenses for which our General Partner was reimbursed amounted to $0.05 million.

Executive Compensation

The compensation of our General Partner’s Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer is set and paid by our General Partner, and we reimburse our General Partner for such costs and related expenses under relevant executive service agreements. We do not have a retirement plan for our General Partner’s executive officers or directors. Officers and employees of our General Partner or its affiliates may participate in employee benefit plans and arrangements sponsored by Capital Maritime, our General Partner or their affiliates, including plans that may be established in the future. We pay our General Partner $1,687,500 per year as compensation for services related to the management of our business and affairs, including the appointment and performance of relevant duties of the chief executive officer, chief finance officer, and a number of additional officers

Compensation of Directors

Our directors receive compensation for their services as directors, as well as for serving in the role of committee chair, and have also received restricted units, all of which have now vested. Please read “Item 6E: Share Ownership—Omnibus Incentive Compensation Plan” for additional information. For the year ended December 31, 2018, our directors, including our chairman, received an aggregate amount of $0.6 million. In lieu of any other compensation, our chairman receives an annual fee for acting as a director and as the chairman of our board of directors. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees and is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

In connection with the DSS Transaction, the independent members of our board of directors formed a special committee. In light of the significant time commitments required of the members of the special committee, our board of directors agreed that we would pay, without regard to the success or failure of the DSS Transactions and in addition to the reimbursement of expenses and payment of all other fees as members of the our board of directors, (1) US$25,000 to each member of the special committee (other than the chairman of the special committee) on January 2, 2019 and, with respect to services performed beginning of January 1, 2019 (if any), $8,000 per month thereafter and (2) US$50,000 to the chairman of the special committee on January 2, 2019 and, with respect to services performed beginning of January 1, 2019, $16,000 per month thereafter.

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

During the year ended December 31, 2018, our board of directors held 16 meetings. Even if Board members are not able to attend a board meeting, all board members are provided information related to each of the agenda items before each meeting, and can therefore provide counsel outside regularly scheduled meetings. All directors were present at all meetings of the board of directors and all meetings of committees of the board of directors on which such director served.

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

Audit Committee. The audit committee of our board of directors is composed of three or more independent directors, each of whom must meet the independence standards of the Nasdaq Global Select Market, the SEC and any other applicable laws and regulations governing independence from time to time. The audit committee is currently comprised of directors Abel Rasterhoff (chair), Rory Hussey, Keith Forman and Dimitris Christacopoulos. All members of the committee are financially literate and our board of directors has determined that Mr. Rasterhoff qualifies as an “audit committee financial expert” for purposes of the U.S. Sarbanes-Oxley Act of 2002. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. The audit committee met four times during the year ended December 31, 2018, on January 17, April 18, July 18 and October 18.

Conflicts Committee. The conflicts committee of our board of directors is composed of the same directors constituting the audit committee, being Keith Forman (chair), Abel Rasterhoff, Rory Hussey and Dimitris Christacopoulos. The members of our conflicts committee may not be officers or employees of our General Partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the Nasdaq Global Select Market to serve on an audit committee of a board of directors and certain other requirements. The conflicts committee reviews specific matters that the board believes may involve conflicts of interest and determines if the resolution of the conflict of interest is fair and reasonable to us. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our General Partner or its affiliates of any duties any of them may owe us or our unitholders. The conflicts committee met twice during the year ended December 31, 2018, on January 10, 2018 and January 22, 2018.

In addition, on July 11, 2018, our board of directors set up an ad hoc special committee comprised of comprised of Keith Forman, Dimitris Christacopoulos, Abel Rasterhoff, Eleni Tsoukala and Rory Hussey to consider, negotiate and review a possible combination with DSS and strategic alternatives. The special committee met eight times during the year ended December 31, 2018.

D.	Employees

We currently do not have our own executive officers or employees and expect to rely on the officers of our General Partner to manage our day-to-day activities consistent with the policies and procedures adopted by our board of directors and on the employees of our Manager to operate our vessels.

All of the executive officers of our General Partner and one of our directors also are executive officers, directors or employees of Capital Maritime, our Manager or their respective affiliates.

E.	Share Ownership

As of December 31, 2018:

•	we had issued an aggregate of 235,714 common units (on a reverse split-adjusted basis) under our omnibus incentive compensation plan (described below), all of which had vested;

•	the chairman of our board of directors, Keith Forman, has owned a small number of common units since the date of our IPO;

•

a portion of shares issued to our director Dimitris Christacopoulos when he was a member of the board of directors of Crude Carriers converted to common units in us in the same manner as all shares converted under the terms of our merger agreement; and

•	no member of our board of directors owns common or restricted units in a number representing more than 1.0% of our outstanding common units.

Omnibus Incentive Compensation Plan

On April 29, 2008, our board of directors adopted an omnibus incentive compensation plan (the “Plan”), according to which we were entitled to issue a limited number of awards to our employees, consultants, officers, directors or affiliates, including the employees, consultants, officers or directors of our General Partner, our Manager, Capital Maritime and certain key affiliates and other eligible persons. The Plan contemplated awards in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. The Plan was administered by our General Partner as authorized by our board of directors. The Plan was amended from time to time. As at December 31, 2018, all restricted units issuable under the Plan had been issued, and all restricted units allocated under the Plan had vested. Please read Note 13 (Omnibus Incentive Compensation Plan) to our Financial Statements.

Item 7.	Major Unitholders and Related-Party Transactions.

As of December 31, 2018, our partners’ capital consisted of 127,246,692 common units, of which 105,288,214 were owned by non-affiliated public unitholders, 12,983,333 Class B Units, no subordinated units and 2,439,989 general partner units.

In connection with the DSS Transaction, we redeemed and retired all Class B Units and effected a 1-for-7 reverse unit split. Our partners’ capital currently consists of 18,178,100 common units, of which 15,041,174 units were owned by non-affiliated public unitholders, and 348,570 general partner units.

On a reverse split-adjusted basis and based on 18,526,670 units issued and outstanding (including 348,570 general partner units), the Marinakis family, including Evangelos M. Marinakis, the chairman of Capital Maritime, may be deemed to beneficially own an 18.8% interest in us, through Capital Maritime, which may be deemed to beneficially own 2,667,753 common units representing a 14.4% interest in us, our General Partner, which may be deemed to beneficially own 348,570 general partner units representing a 1.9% interest in us, and Crude Carriers Investments, which may be deemed to beneficially own 469,173 common units, representing a 2.5% interest in us.

A.	Major Unitholders

The following table sets forth as of the date hereof on a reverse split-adjusted basis the beneficial ownership of our common units by each person we know beneficially owns more than 5.0% or more of our common units, and all of our directors, director nominees and the executive officers of our General Partner as a group. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power.

Name of Beneficial Owner	Number of Common Units Owned	Percentage of Total Common Units
Capital Maritime (1)(2)	2,667,753	14.7%
Crude Carriers Investments (2)	469,173	2.6%
Zhengxu He (3)	1,388,121	7.6%
All executive officers and directors as a group (seven persons) (4)	*	*

(1)	Excludes the 1.9% general partner interest (based on total units of 18,526,670) held by our General Partner.
(2)

The Marinakis family, including Evangelos M. Marinakis, our former chairman, through its ownership of Capital Maritime and Crude Carriers Investments, may be deemed to beneficially own, or to have beneficially owned, all of our units held by Capital Maritime and Crude Carriers Investments.

(3)

On February 11, 2019, Zhengxu He disclosed by way of a Schedule 13G filed with the SEC beneficial ownership of 9,716,850 (on a pre-reverse split-adjusted basis) of our common units as of December 31, 2018, representing a 7.6% interest in us.

(4)	See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” above.

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

Our General Partner, which is a private entity wholly owned by Mr. Miltiadis E. Marinakis, controls the appointment of up to three of the members of our board of directors.

Capital Maritime and Crude Carriers Investments can vote the common units they hold in their totality on all matters that arise under the partnership agreement (except for the election of directors elected by holders of our common units).

Accordingly, our General Partner, Capital Maritime and Crude Carriers Investments have the ability to exercise significant influence on important actions we may take.

Omnibus Agreement with Capital Maritime

On September 30, 2011, we entered into an amended and restated Omnibus Agreement with Capital Maritime, Capital GP L.L.C and Capital Product Operating L.L.C., which governs the manner in which certain future tanker business opportunities will be offered by Capital Maritime to us. The Omnibus Agreement does not apply to container and drybulk vessels.

Under the terms of the Omnibus Agreement, which continues to apply notwithstanding the change of ownership of our General Partner (see “Item 4. Information on the Partnership—A. History and Development of the Partnership—Recent Developments):

•

Capital Maritime and its controlled affiliates (other than us, our General Partner and our subsidiaries) have agreed not to acquire, own or operate product or crude oil tankers with carrying capacity greater than or equal to 30,000 dwt under time or bareboat charters with a remaining duration (excluding any extension options) of at least 12 months (calculated by reference to the earliest of (a) the date the tanker to which such time or bareboat charter is attached is first acquired by Capital Maritime or any of its controlled affiliates and (b) the date on which a tanker owned by Capital Maritime or any of its controlled affiliates is put under such time or bareboat charter) without the consent of our General Partner or our board of directors or without first offering such tanker vessel to us; and

•	we may not acquire, own or operate product or crude oil tankers with a carrying capacity under 30,000 dwt without first offering such tanker vessel to Capital Maritime.

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

In 2018, Capital Ship Management conducted a management buy-out led by its senior management. Since then, Capital Ship Management is no longer part of the group of companies controlled by Capital Maritime.

Transactions entered into after December 31, 2018

1.

Termination Agreement of the Crude Carriers Commercial and Technical Management Agreement. On March 27, 2019, our subsidiary Crude Carriers Corp. and Capital Ship Management agreed to terminate the commercial and technical management agreement, dated as of March 17, 2010, between them as all vessels covered by this agreement were to be spun off as part of the Tanker Business in connection with the DSS Transaction.

2.

Amendment Agreement Regarding the Floating Rate Management Agreement. On March 27, 2019, we entered into an amendment agreement with our Manager to reflect that all our tankers to be spun off as part of the Tanker Business in connection with the DSS Transaction would no longer be managed under the floating rate management agreement.

Transactions entered into during the year ended December 31, 2018

1.

Share purchase agreement for the acquisition of the company owning the M/T Anikitos. On May 4, 2018, we entered into a share purchase agreement with Capital Maritime for the acquisition of the shares of the company owning the M/T Anikitos (50,082 dwt IMO II/III chemical product tanker built in 2016, Samsung Heavy Industries (Ningbo) Co., Ltd.) for total consideration of $31.5 million. We funded the acquisition of the M/T Anikitos with the net proceeds received from the sale of the M/T Aristotelis, available cash and the assumption of a term loan of $15.6 million. The M/T Anikitos was part of the Tanker Business that we spun-off in March 2019.

2.

Share purchase agreement for the acquisition of the company owning the M/T Aristaios. On January 17, 2018, we entered into a share purchase agreement with Capital Maritime for the acquisition of the shares of the company owning the M/T Aristaios, an eco-type crude tanker (113,689 dwt, Ice Class 1C, built in 2017, Daehan Shipbuilding Co. Ltd., South Korea), for total consideration of $52.5 million. We funded the acquisition with $24.2 million in cash and the assumption of a $28.3 million term loan. The M/T Aristaios was part of the Tanker Business that we spun-off in March 2019.

3.

Amendments to Management Agreements. On October 16, 2018, June 30, 2018 and January 17, 2018, we amended the floating rate management agreement with Capital Ship Management to reflect, among other things, the list of the vessels covered by such management agreement. Please read “Item 4B: Business Overview—Our Management Agreement” for information on our management agreement.

Transactions entered into during the year ended December 31, 2017

1.

Amendments to Management Agreements. On March 25, 2017 and December 1, 2017, we amended and restated the fixed fee management agreement (which is no longer in effect) with Capital Ship Management in its entirely to reflect, among other things, the list of the vessels covered by such management agreement. On March 11, 2017, May 1, 2017, July 1, 2017 and December 1, 2017, we amended the floating rate management agreement with Capital Ship Management to reflect, among other things, the list of the vessels covered by such management agreement. Please read “Item 4B: Business Overview—Our Management Agreement” for information on our management agreement.

2.

Charter Party Agreements with Capital Maritime. During 2017, each of the M/T Aktoras, M/T Aiolos, M/T Miltiadis M II and M/T Amoureux entered into new charters, or extended existing charters, with Capital Maritime. These new charters/extensions were unanimously approved by the conflicts committee composed of independent directors of our board of directors.

Transactions entered into during the year ended December 31, 2016

1.

Amendments to Management Agreements. On March 1, 2016 and September 28, 2016, we amended and restated the fixed fee management agreement (which is no longer in effect) with Capital Ship Management in its entirely to reflect, among other things, the list of the vessels covered by each management agreement. On February 26, 2016, September 1, 2016, September 28, 2016, October 24, 2016 and December 1, 2016, we amended the floating rate management agreement with Capital Ship Management to reflect, among other things, the list of the vessels covered by such management agreement. Please read “Item 4B: Business Overview—Our Management Agreement” for information on our management agreement.

2.

Share Purchase Agreement for the acquisition of the company owning the M/T Amor, the assumption of the 2015 credit facility and the time charter agreement with Cargill. On October 24, 2016, we entered into a share purchase agreement for the acquisition of the shares of the company owning the M/T Amor, an eco-type MR product tanker (49,999 dwt IMO II/III chemical product tanker built in 2015, Samsung Heavy Industries (Ningbo) Co., Ltd.) for total consideration of $16.9 million comprising, $16.0 million in cash and the issuance of 283,696 new common units (on a reverse split-adjusted basis) to Capital Maritime. The M/T Amor was employed under a time charter with Cargill. On acquisition we assumed a term loan of a $15.8 million. The acquisition of the M/T Amor was reviewed and unanimously approved by the conflicts committee of our board of directors and our entire board of directors.

3.

Share Purchase Agreement for the acquisition of the company owning the CMA CGM Magdalena. On February 26, 2016, we entered into a share purchase agreement with Capital Maritime for the acquisition of the shares of the company owning the M/V CMA CGM Magdalena, the last of five Dropdown Vessels that we agreed to acquire from Capital Maritime. The $81.5 million purchase price for the M/V CMA CGM Magdalena was funded from loan proceeds and available cash. The M/V CMA CGM Magdalena was then chartered to CMA-CGM S.A. for five years at a gross daily charter rate of $39,250.

4.

Charter Party Agreements with Capital Maritime. During 2016, we entered into new charters or extended existing charters with Capital Maritime for the M/T Amore Mio II, M/T Miltiadis M II, M/T Aristotelis, M/T Atlantas II and M/T Arionas. These new charters/extensions were unanimously approved by the conflicts committee of independent directors of our board of directors.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our General Partner and Capital Maritime, on the one hand, and us and our unaffiliated limited partners, on the other hand. The officers of our General Partner may have certain fiduciary duties to manage our General Partner in a manner beneficial to its owner. At the same time, our General Partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders. Similarly, our board of directors has fiduciary duties to manage us in a manner beneficial to us, our General Partner and our limited partners. Furthermore, one of our directors is also a director and officer of Capital Maritime and as such he has fiduciary duties to Capital Maritime that may cause him to pursue business strategies that disproportionately benefit Capital Maritime or which otherwise are not in the best interests of us or our unitholders.

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

Neither our partnership agreement nor any other agreement requires our General Partner or its affiliates to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow.

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

Our General Partner is allowed to take into account the interests of parties other than us.

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

Our General Partner’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer are also executive officers or employees of Capital Maritime, our Manager or their respective affiliates.

If the activities of Capital Maritime, the Manager or their respective affiliates are significantly greater than our activities, there could be material competition for the time and effort of the officers who provide services to our General Partner. The officers of our General Partner are not required to work full-time on our affairs.

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

Contracts between us, on the one hand, and Capital Maritime or our General Partner, on the other hand, will not be the result of arms’- length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements initially put in place among Capital Maritime or our General Partner and us were the result of arms’-length negotiations.

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

Our General Partner may exercise its right to call and purchase limited partner interests, including common units, as provided in the partnership agreement and may assign this right to one of its affiliates (including us). Our General Partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have common units purchased from the unitholder at an undesirable time or price. Please read “Item 10B: Memorandum and Articles of Association—The Partnership Agreement—Limited Call Right.”

We may choose not to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our board of directors, our General Partner or our Manager.

We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our General Partner or our Manager and their respective affiliates, on the one hand, and us or the holders of common units, on the other hand, depending on the nature of the conflict. We do not intend to do so in most cases.

Capital Maritime may compete with us.

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

In addition, we have entered into services agreements, and may enter into additional agreements with Capital Ship Management, our Manager. In the performance of its obligations under these agreements, Capital Ship Management is not held to a fiduciary standard of care but rather to the standards of care specified in the relevant agreement.

Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our General Partner or by our directors. We have adopted these provisions to allow our General Partner and our directors to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the officers of our General Partner have fiduciary duties to manage our General Partner in a manner beneficial both to its owner, as well as to you. These modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of:

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

Rights and remedies of unitholders	The provisions of the MILPA resemble the provisions of the limited partnership act of Delaware. For example, like Delaware, the MILPA favors the principles of freedom of contract and enforceability of partnership agreements and allows the partnership agreement to contain terms governing the rights of the unitholders. The rights of our unitholders, including voting and approval rights and the ability of the partnership to issue additional units, are governed by the terms of our partnership agreement. Please read “Memorandum and Articles of Association—The Partnership Agreement.”

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

Under the partnership agreement, we must indemnify our General Partner and its officers and our directors to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our General Partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons engaged in actual fraud or willful misconduct. We also must provide this indemnification for criminal proceedings when our General Partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful. Thus, our General Partner and its officers and our directors could be indemnified for their negligent acts if they met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and therefore unenforceable. Please read “Item 10B: Memorandum and Articles of Association—The Partnership Agreement—Indemnification.”

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

In December 2017, one of our former subsidiaries reached a settlement with the U.S. Department of Justice (“DOJ”) regarding the M/T Amoureux for oil record book violation. Under the terms of the agreement, that former subsidiary pled guilty to oil record book violation with respect to the M/T Amoureux, paid $700,000 in fine and was placed on probation for three years. That former subsidiary is also required to implement a comprehensive environmental compliance plan in connection with the settlement. The M/T Amoureux was part of the Tanker Business that we spun-off in connection with the DSS Transaction.

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

Minimum Quarterly Distribution

Our partnership agreement provides that the minimum quarterly distribution on our common units is (on a pre-reverse split-adjusted basis) $0.2325 per unit, which is equal to $0.93 per unit per year, or (on a reverse split-adjusted basis) $1.6275 per unit, which is equal to $6.51 per unit per year. You should note that there is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter. Failure to distribute the minimum quarterly distribution on the common units results in our inability to establish certain cash reserves (see “—Definition of Available Cash” above). See information on current distribution levels elsewhere in this annual report.

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

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. The partnership agreement can be amended in certain circumstances with the approval of a majority of the outstanding common units.

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

We have generally declared distributions on our common units in January, April, July and October of each year and paid those distributions in the subsequent month according to our distribution policy, which has changed from time to time.

In view of the DSS Transaction, we have adopted a new annual common unit quarterly distribution guidance of  $0.315 per common unit (on a reverse split-adjusted basis).

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

Distributions of Available Cash From Operating Surplus

We make quarterly distributions of available cash from operating surplus in the following manner, subject to applicable law:

•	first, 98% to all unitholders, pro rata, and 2.0% to our General Partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

The preceding paragraph and other similar disclosure in this Section assumes that our General Partner maintains its initial 2.0% general partner interest. As of the date of this Annual Report, our General Partner holds a 1.88% general partner interest.

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

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our General Partner in the following manner (on a reverse split-adjusted basis):

•	first, 98% to all unitholders, pro rata, and 2.0% to our General Partner, until each unitholder receives a total of $1.6975 per unit for that quarter (the “first target distribution”),

•	second, 85% to all unitholders, pro rata, and 15% to our General Partner, until each unitholder receives a total of $1.8725 per unit for that quarter (the “second target distribution”),

•	third, 75% to all unitholders, pro rata, and 25% to our General Partner, until each unitholder receives a total of $2.0475 per unit for that quarter (the “third target distribution”), and

•	thereafter, 65% to all unitholders, pro rata, and 35% to our General Partner.

The percentage interests set forth above assume that our General Partner maintains its initial 2.0% general partner interest (as of the date of this Annual Report, our General Partner holds a 1.88% general partner interest) and has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities.

Following discussion with, and with the unanimous support of, the conflicts committee of our board of directors, Capital Maritime permanently waived its rights to receive quarterly incentive distributions between $1.6975 and $1.75 (on a reverse split-adjusted basis). This waiver effectively increases the first target distribution and the lower bound of the second target distribution (as referenced in the table below) from $1.6975 to $1.75 (on a reverse split-adjusted basis).

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our General Partner up to the various target distribution levels (on a reverse split-adjusted basis). The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our General Partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our General Partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our General Partner assume that our General Partner maintains its initial 2.0% general partner interest (as of the date of this Annual Report, our General Partner holds a 1.88% general partner interest) and that our General Partner has not transferred the incentive distribution rights.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	General Partner
Minimum Quarterly Distribution	$1.6275	98%	2%
First Target Distribution	up to $1.6975 (1)	98%	2%
Second Target Distribution	above $1.6975 (1) up to $1.8725	85%	15%
Third Target Distribution	above $1.8725 up to $2.0475	75%	25%
Thereafter	above $2.0475	65%	35%

(1)

As disclosed on our Current Report on Form 6-K furnished on August 26, 2014, Capital Maritime unilaterally notified the Partnership that it decided to waive its rights to receive quarterly incentive distributions between $1.6975 and $1.75 (on a reverse split-adjusted basis). Capital Maritime permanently waived these rights after discussion with, and with the unanimous support of, the conflicts committee of our board of directors. This waiver effectively increases the First Target Distribution and the lower bound of the Second Target Distribution (as referenced in the table above) from $1.6975 to $1.75 (on a reverse split-adjusted basis).

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•

first, 98% to the common unitholders, pro rata, and 2% to our General Partner, until we distribute for each common unit an aggregate amount of available cash from capital surplus equal to the initial unit price of the common units issued in our initial public offering; and

•	thereafter, we will make distributions of available cash from capital surplus as if they were from operating surplus.

The preceding paragraph is based on the assumption that our General Partner maintains its initial 2.0% general partner interest (as of the date of this Annual Report, our General Partner holds a 1.88% general partner interest) and that we do not issue additional classes of equity securities.

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

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units (as we did in connection with the DSS Transaction; please read the introductory note entitled “Transaction with DSS Holdings L.P.”) or subdivide our units into a greater number of units, we will proportionately adjust:

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

If, as of the date three trading days prior to the announcement of the proposed liquidation, the average closing price for our common units for the preceding 20 trading days (or the current market price) is greater than the sum of:

•

any arrearages in payment of the minimum quarterly distribution on the common units issued in our initial public offering for any prior quarters during the subordination period (as described below); plus

•

the initial unit price of the common units issued in our initial public offering (adjusted as our board of directors determines to be appropriate to give effect to any distribution, subdivision or combination, such as the reverse unit split we effected in March 2019 in connection with the DSS Transaction) (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

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

•

the initial unit price of the common units issued in our initial public offering (adjusted as our board of directors determines to be appropriate to give effect to any distribution, subdivision or combination, such as the reverse unit split we effected in March 2019 in connection with the DSS Transaction) (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

then the proceeds of the liquidation will be applied as follows:

•

first, 98.0% to the common unitholders, pro rata, and 2.0% to our General Partner, until we distribute for each outstanding common unit an amount equal to such initial unit price (as adjusted) (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

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

The preceding paragraph is based on the assumption that our General Partner maintains its initial 2.0% general partner interest (as of the date of this Annual Report, our General Partner holds a 1.88% general partner interest) and has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities.

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

Other than as described in “Item 4. Information on the Partnership—A. History and Development of the Partnership—Recent Developments” and below, no significant changes have occurred since the date of our Financial Statements:

On January 22, 2019, we declared a cash distribution of $0.315 per common unit (on a reverse split-adjusted basis) for the fourth quarter of 2018, which was paid on February 14, 2019 to unitholders of record on February 5, 2019.

On January 22, 2019, we declared a cash distribution of $0.21375 per Class B Unit for the fourth quarter of 2017, in line with our partnership agreement. The fourth quarter Class B Unit cash distribution was paid on February 8, 2019, to Class B unitholders of record on February 1, 2019.

On March 27, 2019, we completed the DSS Transaction.

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

We summarize the following provisions of our partnership agreement elsewhere in this annual report:

•	with regard to distributions of available cash, please read “Item 8: Financial Information—How We Make Cash Distributions,” and

•	with regard to the fiduciary duties of our General Partner and our directors, please read “Item 7.B: Related-Party Transactions—Conflicts of Interest and Fiduciary Duties.”

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

To preserve our ability to be exempt from U.S. federal income tax under Section 883 of the Code, if at any time, any person or group, other than our General Partner or its affiliates, owns beneficially 5% or more of any class of units then outstanding, any units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders to vote on any matter (unless otherwise required by law), or calculating required votes, except for purposes of nominating a person for election to our board, or determining the presence of a quorum or for other similar purposes under our partnership agreement. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other unitholders holding less than 4.9% of the voting power of the same class of units entitled to vote. Our partnership agreement provides certain exceptions to such limitation, including when a person acquired securities directly from our General Partner or its affiliates or with the approval of our board of directors, but only for so long as such exception would not jeopardize our tax exemption under Section 883 of the Code.

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

The matters described in the table below require the unitholder vote specified below. Matters requiring the approval of a “unit majority” require the approval of a majority of the common units. You should note that our General Partner has approval rights in respect of certain of the matters described below.

Action	Unitholder Approval Required and Voting Rights
Issuance of additional units	No approval rights (although our General Partner has approval rights in certain instances).

Amendment of the partnership agreement	Certain amendments may be made by our board of directors without the approval of the unitholders if those amendments are also approved by our General Partner. Other amendments generally require the approval of a unit majority and can only be proposed by or with the written consent of our General Partner and our board of directors. Please read “—Amendment of the Partnership Agreement.”

Amendment of the operating agreement of the operating company (as defined in our limited partnership agreement)	Unit majority if such amendment would adversely affect our limited partners in any material respect.

Action	Unitholder Approval Required and Voting Rights
Merger of our partnership or the sale of all or substantially all of our assets	Unit majority if such amendment would adversely affect our limited partners in any material respect and approval of our General Partner and board of directors. Please read “—Merger, Sale, or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority and approval of our General Partner and our board of directors. Please read “—Termination and Dissolution.”

Reconstitution of our partnership upon dissolution	Unit majority. Please read “—Termination and Dissolution.”

Election of five of the eight members of our board of directors	A plurality of the votes of the holders of the common units.

Withdrawal of the General Partner	Our General Partner may withdraw without obtaining unitholder approval upon 90 days’ written notice to our board of directors. Please read “—Withdrawal or Removal of our General Partner.”

Removal of the General Partner	Not less than 66 2/3% of the outstanding units, including units held by our General Partner and its affiliates, voting together as a single class and a majority vote of our board of directors. Please read “—Withdrawal or Removal of our General Partner.”

Transfer of the general partner interest in us	Our General Partner may transfer all or any part of its General Partner interest in us to another person without the approval of the holders of our outstanding units. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	The incentive distribution rights are freely transferable. Please read “—Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in the General Partner	No approval required at any time. Please read “—Transfer of Ownership Interests in General Partner.”

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

Upon issuance of additional partnership securities, our General Partner will have the right, but not the obligation, to make additional capital contributions to the extent necessary to maintain its General Partner interest in us, which is currently 1.88%. Our General Partner’s interest in us will thus be reduced if we issue additional partnership securities in the future and our General Partner does not elect to maintain its then-applicable General Partner interest in us. Our General Partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our General Partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest, including its interest represented by common units, that existed immediately prior to each issuance. Other holders of common units will not have similar preemptive rights to acquire additional common units or other partnership securities.

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

Prohibited Amendments

Except as set forth below, no amendment may:

1.	increase the obligations of any limited partner without its consent, unless such increase is deemed to occur as a result of an amendment approved in accordance with sub-paragraph (2) below;

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

Upon withdrawal of our General Partner under any circumstances, other than as a result of a transfer by our General Partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units may select a successor to that withdrawing General Partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination and Dissolution.”

Our General Partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, including units held by our General Partner and its affiliates, voting together as a single class and a majority vote of our board of directors, and we receive an opinion of counsel regarding limited liability. The ownership of more than 33 1/3% of the outstanding units by our General Partner and its affiliates or controlling our board of directors would provide the practical ability to prevent our General Partner’s removal. Any removal of our General Partner is also subject to the successor general partner being approved by the vote of the holders of a majority of the outstanding common units and general partner units, voting as a single class.

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

Transfer of Ownership Interests in General Partner

At any time, the members of our General Partner may sell or transfer all or part of their respective membership interests in our General Partner to an affiliate or a third party without the approval of our unitholders. However, this may trigger a “Change of Control”, as defined in our limited partnership agreement.

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

As a result of the General Partner’s right to purchase outstanding limited partnership interests, a holder of limited partnership interests may have the holder’s limited partnership interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of units in the market. Please read “10.E Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Sale, Exchange or Other Disposition of Common Units” and “—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of Non-U.S. Holders—Disposition of Common Units.”

Board of Directors

Under our partnership agreement, our General Partner delegates to our board of directors the authority to oversee and direct our operations, policies and management on an exclusive basis, and such delegation will be binding on any successor General Partner of the partnership. Our board of directors shall consist of eight persons, three of whom are appointed by our General Partner in its sole discretion and five of whom are elected by the common unitholders. Three of the five elected directors (a) shall not be security holders, officers or employees of our General Partner, directors, officers or employees of any affiliate of our General Partner or holders of any interest in the partnership group (other than our common units) and (b) shall meet the required independence standards.

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

Our General Partner may remove an appointed board member with or without cause at any time. “Cause” generally means a court’s final, non-appealable judgment finding a person liable for actual fraud or willful misconduct in his or her capacity as a director. Any elected board member may be removed at any time for cause by the affirmative vote of a majority of the other elected board members. Any elected board member may be removed for cause at a properly called meeting of the limited partners by a majority of the outstanding units that are entitled to vote in an election of elected directors. Any appointed board member may be removed for cause at a properly called meeting of the limited partners by a majority of the outstanding units. If any appointed board member is removed, resigns or is otherwise unable to serve as a board member, our General Partner may fill the vacancy. If any board member elected by the common unitholders is removed, resigns or is otherwise unable to serve as a board member, the vacancy may be filled by a majority of the other elected board members then serving.

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

Status as Limited Partner or Assignee

Except as described above under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions. By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records.

Indemnification

Under the partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events arising as a result of such person’s service to the Partnership:

(1)	our General Partner;

(2)	any departing general partner;

(3)	any person who is or was an affiliate of our general partner or any departing general partner;

(4)	any person who is or was an officer, director, member, partner fiduciary or trustee of any entity described in (1), (2) or (3) above;

(5)	any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of our General Partner or any departing general partner;

(6)	any person designated by our board of directors; and

(7)	the members of our board of directors.

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

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act of 1933, as amended and applicable state securities laws any common units or other partnership securities proposed to be sold by our General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights generally continue for two years following any withdrawal or removal of Capital GP L.L.C. as our general partner and for so long thereafter as is required for our General Partner or its affiliates and assignees to sell all of the partnership securities with respect to which it has requested during such two-year period, inclusion in a registration statement otherwise filed or that a registration statement be filed. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

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

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries are a party, for the two years immediately preceding the date of this Annual Report. Please read “Item 7B: Related-Party Transactions” for further detail on the transactions entered into with related parties.

•

Transaction Agreement, dated November 27, 2018 (the “Transaction Agreement”), between Capital Product Partners L.P., DSS Holdings L.P. and the other parties named therein. The Transaction Agreement provided that CPLP would contribute its product and crude vessels, $10 million in cash and associated inventories to a newly formed subsidiary, to be called Diamond S Shipping Inc. (“DSSI”), and distribute all the common shares of DSSI on a pro rata basis to all record holders of CPLP’s common and general partner units on the basis of one DSSI common share for every 10.19149 CPLP common units (on a pre-split adjusted basis) or CPLP general partner units. The Transaction Agreement further provided that promptly upon completion of the spin-off, DSSI would combine with DSS’s business and operations and issue additional shares of common stock to DSS or DSS’s equity owners in such amount as to reflect, among other things, the relative net asset values of the respective businesses. The crude and product tankers were valued as at July 31, 2018, while charter values, CPLP’s inventories and DSS’s net debt balances (including working capital) were to be valued as at a date to be agreed upon closer to completion of the transactions (February 20, 2019), referred to as the “lockbox date.” Among other things, the Transaction Agreement:

•	provides that earnings under spot voyages in progress as at the lockbox date will be pro rated at completion of each relevant voyage pro rata temporis;

•

contains specific arrangements regarding the initial working capital of DSSI, pursuant to which CPLP will keep the benefit of trade accounts receivable of the Tanker Business as at the lockbox date (other than trade accounts receivable in respect of in-progress spot voyages, which will be taken into account in the proration of earnings described in the previous bullet point) and be reimbursed certain prepayments, but will continue to fund the trade accounts payable and current accrued liabilities of the Tanker Business as at the lockbox date; and

•

requires a cash true-up in respect of the levels of inventory provided by each of CPLP and DSS on the basis of inspections to be conducted at the first convenient port in which a vessel anchors after the lockbox date.

Furthermore, the Transaction Agreement contains certain customary and other representations, warranties and covenants.

•

Deed of Amendment and Restatement, dated March 8, 2019, relating to our 2017 credit facilities (please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings—Our Credit Facilities”).

•	Purchase Agreement, dated May 4, 2018, with Capital Maritime to acquire the shares of the company owning the M/T Anikitos.

•	Purchase Agreement, dated January 17, 2018, with Capital Maritime to acquire the shares of the company owning the M/T Aristaios.

•

Loan Agreement, dated September 6, 2017, between Capital Product Partners L.P. as Borrower, HCB and ING Bank N.V., London Branch as Mandated Lead Arrangers and Bookrunners, BNP Paribas and National Bank of Greece S.A. as Arrangers and HCB as Agent and Security Trustee relating to a senior secured term loan facility of up to US$460.0 million (please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings—Our Credit Facilities”).

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

Election to be Taxed as a Corporation

We have elected to be taxed as a corporation for U.S. federal income tax purposes. As such, among other consequences, U.S. Holders (as defined below) will, subject to the discussion of certain rules relating to PFICs below (please see “—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences”), generally not be directly subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of common units, as described below. As a corporation, we may be subject to U.S. federal income tax on our income as discussed below. Additionally, our distributions to common unitholders will generally be reported on IRS Form 1099-DIV.

Taxation of Operating Income

We expect that substantially all of our gross income will be attributable to the transportation of dry cargo and containerized goods. For this purpose, gross income attributable to transportation (or “Transportation Income”) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes spot charter, time charter and bareboat charter income.

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

We expect that our units will not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception because our partnership agreement provides that the voting rights of any 5% Unitholders (other than our General Partner and its affiliates, their transferees and persons who acquired such units with the approval of our board of directors) are limited to a 4.9% voting interest in us regardless of how many common units are held by that 5% Unitholder. (The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote). If Capital Maritime and our General Partner own 50% or more of our common units, they will provide the necessary documents to establish an exception to the application of the Closely Held Block Exception. This exception is available when shareholders residing in a jurisdiction granting an Equivalent Exemption and meeting certain other requirements own sufficient shares in the Closely Held Block to preclude shareholders who have not met such requirements from owning 50% or more of the outstanding class of equity relied upon to satisfy the Publicly Traded Test.

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

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 21%) on a net income basis. In addition, a 30% branch profits tax imposed under Section 884 of the Code also would apply to such income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us.

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

The 4% Gross Basis Tax

If the Section 883 Exemption does not apply and the net income tax does not apply, we would be subject to a 4% U.S. federal income tax on the U.S. source portion of our U.S. Source International Transportation Income, without the benefit of deductions.

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

Dividends paid on our common units to a U.S. Holder who is an individual, trust or estate (in all cases, a “U.S. Individual Holder”) will be treated as qualified dividend income that is taxable to such U.S. Individual Holder at preferential rates applicable to long-term capital gain provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market, on which our common units are traded); (ii) we are not a PFIC (which we do not believe we are, have been or will be, as discussed below); (iii) the U.S. Individual Holder has owned the common units for more than 60 days in the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such units) and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a unit if the amount of the dividend is equal to or in excess of 10 percent of a unitholder’s adjusted basis (or fair market value in certain circumstances) in such unit. If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such units will be treated as long-term capital loss to the extent of the amount of such dividend.

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

Taxation of U.S. Holders not making a timely QEF or mark-to-market election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year (a “Non-Electing Holder”) would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year other than the taxable year in which the Non-Electing Holder’s holding period in the common units begins in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units that preceded the current taxable year), and (2) any gain realized on the sale, exchange or other disposition of our common units. Under these special rules:

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

Shareholder Reporting

A U.S. Holder that owns “specified foreign financial assets” (as defined in Section 6038D of the Code and applicable Treasury Regulations) with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with its tax return. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Significant penalties may apply for failing to satisfy this filing requirement. U.S. Holders are urged to contact their tax advisors regarding this filing requirement.

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

Backup Withholding and Information Reporting

In general, payments of distributions on our common units or the gross proceeds of a disposition of our common units made within the United States to a U.S. Individual Holder will be subject to information reporting requirements. These payments also may be subject to backup withholding, if the U.S. Individual Holder:

•	fails to provide an accurate taxpayer identification number;

•	in the case of distributions, is notified by the IRS that he has failed to report all interest or corporate distributions required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments within the United States by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

Payment of the gross proceeds of a disposition of our common units effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

Backup withholding is not an additional tax. Rather, a common unitholder generally may obtain a credit for any amount withheld against his liability for U.S. federal income tax (and a refund of any amounts withheld in excess of such liability) by filing a return with the IRS.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

We have filed with the SEC a registration statement on Form F-1, a registration statement on Form F-4 and one effective registration statements on Form F-3 regarding our common units, among other securities. This Annual Report does not contain all of the information found in these registration statements. For further information regarding us and our common units, you may wish to review the full registration statements, including their exhibits. The registration statements, including the exhibits, may be obtained from the SEC’s web site on the internet at http://www.sec.gov free of charge.

I.	Subsidiary Information

Please see Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2018.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk.

Our Risk Management Policy

Our policy is to continuously monitor our exposure to business risks, including the impact of changes in interest rates and currency rates, as well as inflation on earnings and cash flows. We intend to assess these risks and, when appropriate, take measures to minimize our exposure to the risks.

Foreign Exchange Risk

We do not have a material currency exposure risk. We generate all of our revenues in U.S. Dollars and incur less than 20% of our expenses in currencies other than U.S. Dollars. For accounting purposes, expenses incurred in currencies other than the U.S. Dollar are translated into U.S. Dollars at the exchange rate prevailing on the date of each transaction. As of December 31, 2018, less than 5% of our liabilities were denominated in currencies other than U.S. Dollars (mainly in Euros). These liabilities were translated into U.S. Dollars at the exchange rate prevailing on December 31, 2018. We have not hedged currency exchange risks and our operating results could be adversely affected as a result.

Interest Rate Risk

The international shipping industry is capital intensive, requiring significant amounts of investment, a significant portion of which is provided in the form of long-term debt. Our current debt contains interest rates that fluctuate with LIBOR. Our 2017 credit facility bears an interest margin of 3.25% per annum over US$ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise.

Currently we have, and during 2018 we had, no interest rate swap agreements outstanding. As a result of a possible market disruption in determining the cost of funds for our banks, any increases by the lenders to their “funding costs” under our credit facilities will lead to proportional increases in the relevant interest amounts payable under such credit facilities on a quarterly basis. As an indication of the extent of our sensitivity to interest rate changes based upon our debt level, an increase of 100 basis points in LIBOR would have resulted in an increase in our interest expense by approximately $4.8 million, $5.8 million and $6.1 million for the years ended December 31, 2018, 2017 and 2016 respectively, assuming all other variables had remained constant.

Concentration of Credit Risk

Financial instruments which potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents. We place our cash and cash equivalents, consisting mostly of deposits, with creditworthy financial institutions as rated by qualified rating agencies. We do not obtain rights to collateral to reduce our credit risk.

Inflation

Inflation has had a minimal impact on vessel operating expenses, dry-docking expenses and general and administrative expenses to date. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

Item 12.	Description of Securities Other than Equity Securities.

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

No material modifications to the rights of security holders.

Item 15.	Controls and Procedures.

A.	Disclosure Controls and Procedures

As of December 31, 2018, our management (with the participation of the chief executive officer and chief financial officer of our General Partner) conducted an evaluation pursuant to Rule 13a-15(b) and 15d-15 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our management, including the chief executive and chief financial officer of our General Partner, recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the partnership have been detected. Further, in the design and evaluation of our disclosure controls and procedures our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Based on this evaluation, the chief executive officer and chief financial officer of our General Partner concluded that, as of December 31, 2018, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer of our General Partner, as appropriate to allow timely decisions regarding required disclosure, were effective in providing reasonable assurance that information that was required to be disclosed by us in reports we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the 2013 framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management believes that our internal control over financial reporting was effective as of December 31, 2018.

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

Deloitte Certified Public Accountants S.A. (“Deloitte”), our independent registered public accounting firm, has audited the Financial Statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting which is reproduced in its entirety in Item 15.C below.

C.	Attestation Report of the Registered Public Accounting Firm.

To the Board of Directors and Unitholders of

Capital Product Partners L.P.

Majuro, Republic of the Marshall Islands.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Capital Product Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018 of the Partnership and our report dated April 26, 2019 expressed an unqualified opinion on those financial statements.

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

April 26, 2019

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

Our principal accountant for 2018 and 2017 was Deloitte Certified Public Accountants S.A. The following table shows the fees we paid or accrued for audit and tax services provided by Deloitte for these periods (in thousands of U.S. Dollars).

Fees	2018	2017
Audit Fees (1)	$812.2	$458.4
Audit-Related Fees	—	—
Tax Fees (2)	30.0	25.8

Total	$842.2	$484.2

(1)

Audit fees represent fees for professional services provided in connection with the audit of our Financial Statements, review of our quarterly consolidated financial information, audit services provided in connection with other regulatory filings, issuance of consents and assistance with and review of documents filed with the SEC.

(2)	Tax fees represent fees for professional services provided in connection with various U.S. income tax compliance and information reporting matters.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2018 and 2017.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

In October 2016, we issued 283,696 new common units (40,528 new common units on a reverse split-adjusted basis) to Capital Maritime in connection with the acquisition of the M/T Amor at an implied price of $3.21 per common unit.

In May 2016, Capital Maritime announced that it had acquired 459,799 common units (65,685 common units on a reverse split-adjusted basis) in open market transactions and that it entered into a Rule 10b5-1 trading plan (the “10b5-1 Plan”) with an independent broker-dealer for the further purchase of up to 5,000,000 common units (714,285 common units on a reverse split-adjusted basis), subject to pre-determined pricing parameters. The 10b5-1 Plan expired. No further purchase of common units was made thereunder.

In November 2018, Capital Maritime announced that it had acquired 172,808 common units (24,686 common units on a reverse split-adjusted basis) at prevailing market prices.

In December 2018, Capital Maritime announced that it had acquired 1,209,692 common units (172,813 common units on a reverse split-adjusted basis) at prevailing market prices.

Following these transactions, Capital Maritime owned 18,674,268 common units (2,667,753 on a reverse split-adjusted basis), representing a 14.7% interest in us (calculated based on 127,246,692 common units or, on a reverse split-adjusted basis, 18,178,100 common units).

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

PART III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Description

1.1	Certificate of Limited Partnership of Capital Product Partners L.P. (1)

1.2	Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated February 22, 2010 (3)

1.3	Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated September 30, 2011 (4)

1.4	Second Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated May 22, 2012 (7)

1.5	Third Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated March 19, 2013 (8)

1.6	Fourth Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated August 25, 2014 (10)

1.7	Certificate of Formation of Capital GP L.L.C. (1)

1.8	Limited Liability Company Agreement of Capital GP L.L.C. (1)

1.9	Certificate of Formation of Capital Product Operating GP L.L.C. (1)

4.1	Loan Agreement with HSH Nordbank AG and ING Bank N.V., London Branch, as mandated lead arrangers and bookrunners relating to a term loan facility of up to US$460,000,000, dated September 6, 2017 (13)

Exhibit No.	Description

4.2	Deed of Amendment and Restatement relating to the Loan Agreement with Hamburg Commercial Bank AG and ING Bank N.V., London Branch, dated March 8, 2019 (15)

4.3	Amended and Restated Omnibus Agreement, dated September 30, 2011 (4)

4.4	Amended and Restated Management Agreement with Capital Ship Management, dated March 25, 2017 (13)

4.5	Floating Rate Management Agreement with Capital Ship Management Corp., dated June 10, 2011 (6)

4.6	Amendment No. 9 to the Floating Rate Management Agreement with Capital Ship Management Corp., dated January 22, 2013 (11)

4.7	Amendment No. 33 to the Floating Rate Management Agreement with Capital Ship Management Corp., dated March 27, 2019, amending and restating Schedule B in its entirety (16)**

4.8	Administrative Services Agreement with Capital Ship Management (1)

4.9	Amendment 1 to Administrative Services Agreement with Capital Ship Management Corp., dated April 2, 2012 (9)

4.10	IT Agreement, dated April 3, 2007, by and between Capital Ship Management Corp. and Capital Product Partners L.P. (13)

4.11	Addendum No. 1 to IT Agreement, dated April 2, 2012 (13)

4.12	Addendum No. 2 to IT Agreement, dated April 2, 2017 (13)

4.13	Master Vessel Acquisition Agreement, dated July 24, 2014 (12)

4.14	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan, dated April 29, 2008 (2)

4.15	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan, amended July 22, 2010 (5)

4.16	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan, amended August 21, 2014 (10)

4.17	Form of Restricted Unit Award of Capital Product Partners L.P. (5)

4.18	Transaction Agreement, dated November 27, 2018, between Capital Product Partners L.P., DSS Holdings L.P. and the other parties named therein (14)

8.1	List of Subsidiaries of Capital Product Partners L.P.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Financial Officer

13.1	Capital Product Partners L.P. Certification of Gerasimos (Jerry) Kalogiratos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*

13.2	Capital Product Partners L.P. Certification of Nikolaos Kalapotharakos, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*

Exhibit No.	Description

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)

Previously filed as an exhibit to Capital Product Partners L.P.’s Registration Statement on Form F-1 (File No. 333-141422), filed with the SEC on March 19, 2007 and hereby incorporated by reference to such Registration Statement.

(2)	Previously filed as a Current Report on Form 6-K with the SEC on April 30, 2008.
(3)	Previously filed as a Current Report on Form 6-K with the SEC on February 24, 2010.
(4)	Previously filed as a Current Report on Form 6-K with the SEC on September 30, 2011.
(5)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and filed with the SEC on February 4, 2011.
(6)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 and filed with the SEC on February 13, 2012.
(7)	Previously furnished as a Current Report on Form 6-K with the SEC on May 23, 2012.
(8)	Previously furnished as a Current Report on Form 6-K with the SEC on March 21, 2013.
(9)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 and filed with the SEC on February 5, 2013.
(10)	Previously furnished as a Current Report on Form 6-K with the SEC on August 26, 2014.
(11)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2013 and filed with the SEC on February 18, 2014.
(12)	Previously furnished as a Current Report on Form 6-K with the SEC on July 29, 2014.
(13)	Previously filed as an exhibit to Capital Product Partners L.P.’s Annual Report on Form 20-F for the year ended December 31, 2017 and filed with the SEC on March 5, 2018.
(14)	Previously furnished as Exhibit 2.1 to a Current Report on Form 6-K with the SEC on November 30, 2018.
(15)	Previously furnished as Exhibit I to a Current Report on Form 6-K with the SEC on March 14, 2019.
(16)	Previously furnished as Exhibit 99.2 to a Current Report on Form 6-K with the SEC on April 1, 2019.
*	Furnished only and not filed
**	Amendments No. 1-8 and 10-30 to the Floating Rate Management Agreement are substantially identical to, or superseded by, Amendment No. 33.

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

Dated: April 26, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of

Capital Product Partners L.P.

Majuro, Republic of the Marshall Islands.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Capital Product Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive (loss)/income, changes in partners’ capital, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2019 expressed an unqualified opinion on the Partnership’s internal control over financial reporting.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

April 26, 2019

We have served as the Company’s auditor since 2006

Capital Product Partners L.P.

Consolidated Balance Sheets

(In thousands of United States Dollars, except number of units)

	As of December 31, 2018	As of December 31, 2017
Assets
Current assets
Cash and cash equivalents	$30,199	$63,297
Restricted cash (Note 7)	1,004	—
Trade accounts receivable	16,126	4,772
Prepayments and other assets	8,532	3,046
Inventories	8,699	5,315
Assets held for sale (Note 5)	—	29,027

Total current assets	64,560	105,457

Fixed assets
Vessels, net (Note 5)	1,229,782	1,265,196

Total fixed assets	1,229,782	1,265,196

Other non-current assets
Above market acquired charters (Note 6)	68,186	75,035
Deferred charges, net	2,220	1,519
Restricted cash (Note 7)	16,996	18,000
Prepayments and other assets	3,501	1,009

Total non-current assets	1,320,685	1,360,759

Total assets	$1,385,245	$1,466,216

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net (Note 7)	$52,348	$50,514
Trade accounts payable	15,769	9,631
Due to related parties (Note 4)	17,742	14,234
Accrued liabilities (Note 9)	20,374	15,111
Deferred revenue, current (Note 4)	8,926	18,800
Liability associated with vessel held for sale (Notes 5, 7)	—	14,781

Total current liabilities	115,159	123,071

Long-term liabilities
Long-term debt, net (Note 7)	388,676	403,820
Deferred revenue	96	5,920

Total long-term liabilities	388,772	409,740

Total liabilities	503,931	532,811

Commitments and contingencies (Note 15)
Partners’ capital
General Partner	15,436	16,427
Limited Partners - Common ( 18,178,100 units issued and outstanding at December 31, 2018 and 2017 (adjusted for the March 2019 Reverse Split))	755,372	806,472
Limited Partners - Preferred (12,983,333 Class B units issued and outstanding at December 31, 2018 and 2017)	110,506	110,506

Total partners’ capital	881,314	933,405

Total liabilities and partners’ capital	$1,385,245	$1,466,216

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Comprehensive (Loss) / Income

(In thousands of United States Dollars except number of units and net (loss) / income per unit)

	For the years ended December 31,
	2018	2017	2016
Revenues	$265,210	$204,462	$205,594
Revenues – related party (Note 4)	14,044	44,653	36,026

Total Revenues	279,254	249,115	241,620

Expenses:
Voyage expenses (Note 10)	46,315	15,165	9,920
Voyage expenses - related party (Notes 4, 10)	—	—	360
Vessel operating expenses (Note 10)	86,389	74,516	66,637
Vessel operating expenses - related party (Notes 4, 10)	12,665	11,629	10,866
General and administrative expenses (Note 4)	5,716	6,234	6,253
Vessel depreciation and amortization (Note 5)	73,089	73,993	71,897
Impairment of vessels (Notes 5, 8)	28,805	3,282	—

Operating income	26,275	64,296	75,687

Other income / (expense), net:
Interest expense and finance cost (Note 7)	(27,397)	(26,605)	(24,302)
Other income	1,018	792	1,104

Total other expense, net	(26,379)	(25,813)	(23,198)

Partnership’s net (loss) / income	$(104)	$38,483	$52,489

Preferred unit holders’ interest in Partnership’s net income	$11,101	$11,101	$11,101
General Partner’s interest in Partnership’s net (loss) / income	$(211)	$522	$818
Common unit holders’ interest in Partnership’s net (loss) / income	$(10,994)	$26,860	$40,570
Net (loss) / income per (Note 14):
• Common unit, basic and diluted (adjusted for the March 2019 Reverse Split)	$(0.60)	$1.51	$2.35
Weighted-average units outstanding:
• Common units, basic and diluted (adjusted for the March 2019 Reverse Split)	18,100,455	17,692,192	17,114,761

Total Partnership’s comprehensive (loss) / income:	$(104)	$38,483	$52,489

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Changes in Partners’ Capital

(In thousands of United States Dollars)

	General Partner	Common Unitholders	Preferred Unitholders	Total
Balance at December 31, 2015	$16,998	$810,239	$110,583	$937,820

Distributions declared and paid (distributions of $3.22 per common unit (adjusted for the March 2019 Reverse Split) and $0.86 per preferred unit)	(1,131)	(55,884)	(11,178)	(68,193)
Partnership’s net income	818	40,570	11,101	52,489
Issuance of Partnership’s units (Note 12)	—	4,567	—	4,567
Equity compensation expense (Note 13)	—	1,074	—	1,074
Balance at December 31, 2016	$16,685	$800,566	$110,506	$927,757

	General Partner	Common Unitholders	Preferred Unitholders	Total
Balance at December 31, 2016	$16,685	$800,566	$110,506	$927,757

Distributions declared and paid (distributions of $2.24 per common unit (adjusted for the March 2019 Reverse Split) and $0.86 per preferred unit)	(780)	(39,749)	(11,101)	(51,630)
Partnership’s net income	522	26,860	11,101	38,483
Issuance of Partnership’s units (Note 12)	—	17,639	—	17,639
Equity compensation expense (Note 13)	—	1,156	—	1,156

Balance at December 31, 2017	16,427	806,472	110,506	933,405

	General Partner	Common Unitholders	Preferred Unitholders	Total
Balance at December 31, 2017	16,427	806,472	110,506	933,405

Distributions declared and paid (distributions of $2.24 per common unit (adjusted for the March 2019 Reverse Split) and $0.86 per preferred unit)	(780)	(40,719)	(11,101)	(52,600)
Partnership’s net (loss)	(211)	(10,994)	11,101	(104)
Equity compensation expense (Note 13)	—	613	—	613

Balance at December 31, 2018	15,436	755,372	110,506	881,314

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Cash flows

(In thousands of United States Dollars)

	For the year ended December 31,
	2018	2017	2016
Cash flows from operating activities:
Net (loss) / income	(104)	38,483	52,489
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Vessel depreciation and amortization (Note 5)	73,089	73,993	71,897
Amortization and write off of deferred financing costs	1,784	1,262	1,250
Amortization of above market acquired charters (Note 6)	16,890	15,208	14,542
Equity compensation expense (Note 13)	613	1,156	1,074
Impairment of vessel (Notes 5, 8)	28,805	3,282	—
Changes in operating assets and liabilities:
Trade accounts receivable	(11,354)	(2,275)	183
Prepayments and other assets	(4,888)	486	(600)
Inventories	(3,219)	(719)	(354)
Trade accounts payable	5,495	2,764	(595)
Due to related parties	3,508	(1,861)	(6,059)
Accrued liabilities	5,281	7,624	662
Deferred revenue	(15,698)	(11,299)	24,267
Dry docking costs paid	(2,312)	(1,130)	(3,670)

Net cash provided by operating activities	97,890	126,974	155,086

Cash flows from investing activities:
Vessel acquisitions and improvements including time charter agreements (Notes 5, 6)	(44,265)	(2,038)	(90,782)
Net proceeds from sale of vessels	39,789	—	—

Net cash used in investing activities	(4,476)	(2,038)	(90,782)

Cash flows from financing activities:
Proceeds from issuance of Partnership units (Note 12)	—	17,815	4,546
Expenses paid for issuance of Partnership units	—	(247)	(784)
Proceeds from issuance of long-term debt (Note 7)	—	—	35,000
Payments of long-term debt (Note 7)	(73,818)	(129,262)	(17,354)
Deferred financing costs paid	(94)	(4,993)	(31)
Dividends paid (Note 12)	(52,600)	(51,630)	(68,193)

Net cash used in financing activities	(126,512)	(168,317)	(46,816)

Net (decrease) / increase in cash, cash equivalents and restricted cash	(33,098)	(43,381)	17,488

Cash, cash equivalents and restricted cash at the beginning of the year	81,297	124,678	107,190

Cash, cash equivalents and restricted cash at the end of the year	48,199	81,297	124,678

Supplemental cash flow information
Cash paid for interest	$24,952	$19,646	$23,763
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	$547	$312	$1,383
Offering expenses included in liabilities	$—	$35	$106
Deferred financing costs included in liabilities	$—	$79	$—
Capitalized dry docking costs included in liabilities	$480	$11	$1,141
Assumption of loans regarding the acquisition of the shares of the companies owning the M/T Aristaios, the M/T Anikitos and the M/T Amor (Notes 3, 5, 7)	$43,958	$—	$15,750
Units issued to acquire Filonikis (Note 3)	$—	$—	$911
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	30,199	63,297	106,678
Restricted cash - Current assets	1,004	—	—
Restricted cash - Non-current assets	16,996	18,000	18,000

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	48,199	81,297	124,678

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

1. Basis of Presentation and General Information

Capital Product Partners, L.P. was formed on January 16, 2007, under the laws of the Marshall Islands. Capital Product Partners, L.P. and its fully owned subsidiaries (collectively the “Partnership”) is an international shipping company. As of December 31, 2018, its fleet of thirty- six high specification vessels consisted of three suezmax crude oil tankers, twenty-one modern medium range tankers, all of which are classed as IMO II/III chemical/product carriers, one aframax crude-oil tanker, (the “Crude and Product tanker business”), ten post-panamax container carrier vessels and one capesize bulk carrier. Its vessels are capable of carrying a wide range of cargoes, including crude oil, refined oil products (such as gasoline, diesel, fuel oil and jet fuel), edible oils and certain chemicals, such as ethanol, as well as dry cargo and containerized goods under short-term voyage charters and medium to long-term time and bareboat charters.

The DSS Transaction

On November 27, 2018, the Partnership entered into a definitive transaction agreement (the “Transaction Agreement”) with DSS Holdings L.P. (“DSS”), a privately held third party company, pursuant to which the Partnership agreed to spin off its Crude and Product tanker business into a separate publicly listed company which would combine with DSS’s businesses and operations in a share-to-share transaction (the “DSS Transaction”).

Pursuant to the Transaction Agreement:

(a) the Partnership agreed to establish a number of entities for the implementation of the DSS Transaction, including Athena SpinCo Inc. (“Athena”);

(b) the Partnership agreed to contribute to Athena the Crude and Product tanker business, associated inventories, $10,000 in cash plus prorated charter hire and net payments received from the lockbox date (determined in accordance with the terms of the Transaction Agreement) with specific arrangements relating to the funding of working capital (the “separation”);

(c) the Partnership agreed to distribute all 12,725,000 shares of common stock of Athena (renamed Diamond S Shipping Inc. or “Diamond S”) that it owned by way of a pro rata distribution to holders of the Partnership’s common and general partner units (the “distribution”);

(d) immediately following the distribution, there would be a series of mergers as a result of which Diamond S would acquire the business and operations of DSS (the “combination”). In the combination, Diamond S would issue additional shares of Diamond S common stock to DSS in such amount as to reflect the relative net asset values of the respective businesses and the agreed implied premium on the net asset value of the Crude and Product tanker business; and

(e) DSS entered into several firm commitments for a syndicated five-year term loan and revolving credit facility of up to $360,000 with a syndicate of global shipping banks, and agreed to turn over net proceeds in such amount as to partially prepay a portion of the loans outstanding under the Partnership’s existing credit facilities, redeem the Partnership’s Class B Units and fund transaction expenses.

The DSS Transaction was completed on March 27, 2019.

Effective March 27, 2019, the Partnership effected a one for seven reverse unit split of its issued and outstanding common and general partner units (the “March 2019 Reverse Split”) (Note 14). All units and per units amounts disclosed in the accompanying financial statements give effect to this reverse stock split retroactively, for all periods presented.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

1. Basis of Presentation and General Information – Continued

The consolidated financial statements include Capital Product Partners, L.P. and the following wholly owned subsidiaries which were all incorporated or formed under the laws of the Marshall Islands and Liberia.

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	Deadweight “DWT”	Date acquired by the Partnership	Date acquired by Capital Maritime & Trading Corp. (“CMTC”)
Capital Product Operating LLC	01/16/2007	—	—	—	—
Crude Carriers Corp.	10/29/2009	—	—	09/30/2011	—
Crude Carriers Operating Corp.	01/21/2010	—	—	09/30/2011	—
Shipping Rider Co.	09/16/2003	M/T Atlantas II	36,760	04/04/2007	04/26/2006
Canvey Shipmanagement Co.	03/18/2004	M/T Assos	47,872	08/16/2010 04/04/2007	05/17/2006
Centurion Navigation Limited	08/27/2003	M/T Aktoras	36,759	04/04/2007	07/12/2006
Polarwind Maritime S.A.	10/10/2003	M/T Agisilaos	36,760	04/04/2007	08/16/2006
Carnation Shipping Company	11/10/2003	M/T Arionas	36,725	04/04/2007	11/02/2006
Apollonas Shipping Company	02/10/2004	M/T Avax	47,834	04/04/2007	01/12/2007
Tempest Maritime Inc.	09/12/2003	M/T Aiolos	36,725	04/04/2007	03/02/2007
Iraklitos Shipping Company	02/10/2004	M/T Axios	47,872	04/04/2007	02/28/2007
Epicurus Shipping Company	02/11/2004	M/T Atrotos	47,786	03/01/2010 05/08/2007	05/08/2007
Laredo Maritime Inc.	02/03/2004	M/T Akeraios	47,781	07/13/2007	07/13/2007
Lorenzo Shipmanagement Inc.	05/26/2004	M/T Apostolos	47,782	09/20/2007	09/20/2007
Splendor Shipholding S.A.	07/08/2004	M/T Anemos I	47,782	09/28/2007	09/28/2007
Ross Shipmanagement Co.	12/29/2003	M/T Attikos (1)	12,000	09/24/2007	01/20/2005
Sorrel Shipmanagement Inc.	02/07/2006	M/T Alexandros II	51,258	01/29/2008	01/29/2008
Baymont Enterprises Incorporated	05/29/2007	M/T Amore Mio II (2)	159,982	03/27/2008	07/31/2007
Forbes Maritime Co.	02/03/2004	M/T Aristofanis (1)	12,000	04/30/2008	06/02/2005
Wind Dancer Shipping Inc.	02/07/2006	M/T Aristotelis II	51,226	06/17/2008	06/17/2008
Belerion Maritime Co.	01/24/2006	M/T Aris II	51,218	08/20/2008	08/20/2008
Mango Finance Corp.	07/14/2006	M/T Agamemnon II (1)	51,238	04/07/2009	11/24/2008
Navarro International S.A.	07/14/2006	M/T Ayrton II	51,260	04/13/2009	04/10/2009
Adrian Shipholding Inc.	06/22/2004	M/T Alkiviadis	36,721	06/30/2010	03/29/2006
Patroklos Marine Corp.	06/17/2008	M/V Cape Agamemnon	179,221	06/09/2011	01/25/2011
Cooper Consultants Co. renamed to Miltiadis M II Carriers Corp.	04/06/2006	M/T Miltiadis M II	162,397	09/30/2011	04/26/2006

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

1. Basis of Presentation and General Information – Continued

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	Deadweight “DWT”	Date acquired by the Partnership	Date acquired by Capital Maritime & Trading Corp. (“CMTC”)
Amoureux Carriers Corp.	04/14/2010	M/T Amoureux	149,993	09/30/2011	—
Aias Carriers Corp.	04/14/2010	M/T Aias	150,393	09/30/2011	—
Agamemnon Container Carrier Corp.	04/19/2012	M/V Agamemnon	108,892	12/22/2012	06/28/2012
Archimidis Container Carrier Corp.	04/19/2012	M/V Archimidis	108,892	12/22/2012	06/22/2012
Aenaos Product Carrier S.A.	10/16/2013	M/T Aristotelis (2)	51,604	11/28/2013	—
Anax Container Carrier S.A.	04/08/2011	M/V Hyundai Prestige	63,010	09/11/2013	02/19/2013
Hercules Container Carrier S.A.	04/08/2011	M/V Hyundai Premium	63,010	03/20/2013	03/11/2013
Iason Container Carrier S.A.	04/08/2011	M/V Hyundai Paramount	63,010	03/27/2013	03/27/2013
Thiseas Container Carrier S.A.	04/08/2011	M/V Hyundai Privilege	63,010	09/11/2013	05/31/2013
Cronus Container Carrier S.A.	07/19/2011	M/V Hyundai Platinum	63,010	09/11/2013	06/14/2013
Miltiadis M II Corp.	08/28/2012	—	—	—	—
Dias Container Carrier S.A.	05/16/2013	M/V CMA CGM Amazon	115,534	06/10/2015	06/10/2015
Poseidon Container Carrier S.A.	05/16/2013	M/V CMA CGM Uruguay	115,639	09/18/2015	09/18/2015
Isiodos Product Carrier S.A.	05/31/2013	M/T Active	50,136	03/31/2015	03/31/2015
Titanas Product Carrier S.A.	05/31/2013	M/T Amadeus	50,108	06/30/2015	06/30/2015
Atrotos Container Carrier S.A.	10/25/2013	M/V CMA CGM Magdalena	115,639	02/26/2016	02/26/2016
Filonikis Product Carrier S.A.	05/31/2013	M/T Amor	49,999	10/24/2016	09/30/2015
Asterias Crude Carrier S.A.	07/13/2015	M/T Aristaios	113,689	01/17/2018	01/10/2017
Iason Product Carrier S.A.	08/28/2013	M/T Anikitos	50,082	05/04/2018	06/21/2016
Athena SpinCo Inc.(3)	11/14/2018	—	—	—	—
Athena MergerCo 1 Inc.(3)	11/14/2018	—	—	—	—
Athena MergerCo 2 Inc.(3)	11/14/2018	—	—	—	—
Athena MergerCo 3 LLC.(3)	11/14/2018	—	—	—	—
Athena MergerCo 4 LLC (3)	11/14/2018	—	—	—	—

(1)	Vessels were disposed in the previous years.
(2)	Vessels were disposed in 2018 (Note 5).
(3)	Companies established for the purpose of the agreement between the Partnership and DSS.

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

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. A time charter generally provides typical warranties and owner protective restrictions. The performance obligations in a time charter are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the owner of the vessel. Some of the Partnership’s time charters may also contain profit sharing provisions, under which the Partnership can realize additional revenues in the event that spot rates are higher than the base rates in these time charters. A bareboat charter is a contract in which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, which is generally payable in advance, and the charterer generally assumes all risk and costs of operation during the bareboat charter period. The time charter and bareboat contracts are considered operating leases and therefore do not fall under the scope of Accounting Standards Codification (“ASC”) 606 because (i) the vessel is an identifiable asset (ii) the owner of the vessel does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Revenues from time and bareboat charters are recognized ratably on a straight line basis over the period of the respective charter. Revenues from profit sharing arrangements in time charters are recognized in the period earned. Under time and bareboat charter agreements, all voyages expenses, except commissions are assumed by the charterer. Operating costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants are paid for by the Partnership under time charter agreements.

A voyage charter is a contract in which the vessel owner undertakes to transport a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. The Partnership accounts for a voyage charter when all the following criteria are met: (1) the parties to the contract have approved the contract in the form of a written charter agreement and are committed to perform their respective obligations, (2) the Partnership can identify each party’s rights regarding the services to be transferred, (3) the Partnership can identify the payment terms for the services to be transferred, (4) the charter agreement has commercial substance (that is, the risk, timing, or amount of the Partnership’s future cash flows is expected to change as a result of the contract) and (5) it is probable that the Partnership will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Partnership determined that its voyage charters consist of a single performance obligation which is met evenly as the voyage progresses and begin to be satisfied once the vessel is ready to load the cargo. The voyage charter party agreement generally has a demurrage clause according to which the charterer reimburses the vessel owner for any potential delays exceeding the allowed lay-time as per the charter party clause at the ports visited which is recorded as demurrage revenue. Revenues from voyage charters are recognized on a straight line basis over the voyage duration which commences once the vessel is ready to load the cargo and terminates upon the completion of the discharge of the cargo. In voyage charters vessel operating and voyage expenses are paid for by the Partnership. The voyage charters are considered service contracts which fall under the provisions of ASC 606 because the Partnership retains control over the operations of the vessels such as the routes taken or the vessels’ speed.

Deferred revenue represents cash received for undelivered performance obligations and deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the remaining as long-term liability.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

(c)	Accounting for Revenue, Voyage and Operating Expenses – Continued:

Vessel voyage expenses are direct expenses to voyage revenues and primarily consist of brokerage commissions, port expenses, canal dues and bunkers. Brokerage commissions are paid to shipbrokers for their time and efforts for negotiating and arranging charter party agreements on behalf of the Partnership and expensed over the related charter period and all the other voyage expenses are expensed as incurred except for expenses during the ballast portion of the voyage. Any expenses incurred during the ballast portion of the voyage (period between the contract date and the date of the vessel’s arrival to the load port) such as bunker expenses, canal tolls and port expenses are deferred and are recognized on a straight-line basis, in voyage expenses, over the voyage duration as the Partnership satisfies the performance obligations under the contract because these costs are (1) incurred to fulfill a contract that we can specifically identify, (2) able to generate or enhance resources of the company that will be used to satisfy performance of the terms of the contract, and (3) expected to be recovered from the charterer. These costs are considered ‘contract fulfillment costs’ and are included in ‘prepayments and other assets’ in the consolidated balance sheets.

Vessel operating expenses presented in the consolidated financial statements mainly consist of:

•	Management fees payable to the Partnership’s manager, Capital Ship Management Corp. (the “Manager” or “CSM”) under three different types of Management agreements (Note 4); and

•	Crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating expenses.

Vessel operating expenses are expensed as incurred.

(d)

Foreign Currency Transactions: The functional currency of the Partnership is the U.S. Dollar because the Partnership’s vessels operate in international shipping markets that utilize the U.S. Dollar as the functional currency. The accounting records of the Partnership are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. Dollar, are translated into the functional currency using the exchange rate at those dates. Gains or losses resulting from foreign currency transactions are included in other income in the accompanying consolidated statements of comprehensive (loss) / income.

(e)

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

(g)

Trade Accounts Receivable: The amount shown as trade accounts receivable primarily consists of earned revenue that has not been billed yet or that it has been billed but not yet collected. At each balance sheet date all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate write off. As of December 31, 2018 and 2017 there were no write offs.

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

In recent years, changing market conditions resulted in a decrease in charter rates and values of assets. The Partnership considered these market developments as indicators of potential impairment of the carrying amount of its long-lived assets. The Partnership has performed an undiscounted cash flow test based on U.S. GAAP as of December 31, 2018 and 2017, determining undiscounted projected net operating cash flows for the vessels and comparing them to the carrying values of the vessels, and any related intangible assets and liabilities. In developing estimates of future cash flows, the Partnership made assumptions about future charter rates, utilization rates, vessel operating expenses, future dry docking costs and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations that are in line with the Partnership’s historical performance and expectations for the vessels’ utilization under the current deployment strategy. Based on these assumptions, the Partnership determined that the vessels held for use and their related intangible assets and liabilities were not impaired as of December 31, 2018 and 2017.

(l)

Deferred charges, net: Deferred charges, net are comprised mainly of dry docking costs. The Partnership’s vessels are required to be dry docked every thirty to sixty months for major repairs and maintenance that cannot be performed while the vessels are under operation. The Partnership has adopted the deferral method of accounting for dry docking activities whereby costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry docking activity.

(m)

Intangible assets: The Partnership records all identified tangible and intangible assets or any liabilities associated with the acquisition of a business or an asset at fair value. When a vessel or a business that owns a vessel is acquired with an existing charter agreement, the Partnership considers whether any value should be assigned to the attached charter agreement acquired. The value to be assigned to the charter agreement is based on the difference of the contractual charter rate of the agreement acquired and the prevailing market rate for a charter of equivalent duration at the time of the acquisition, determined by independent appraisers as at that date. The resulting above-market (assets) or below-market (liabilities) charters are amortized using the straight line method as a reduction or increase, respectively, to revenues over the remaining term of the charters.

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

(q)

Recent Accounting Pronouncements: In January 2017, the Financial Accounting Standards Board (“FASB”) issued the Accounting Standard Update (“ASU”) 2017-01 Business Combinations to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under prior implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update was effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption was permitted, including adoption in an interim period 1) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and 2) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. During 2018 the Partnership adopted this ASU. The implementation of this ASU resulted in acquisitions of vessel owning companies being treated as asset acquisitions while under the old standard may have been treated as acquisitions of a business. However, there is no impact in the financial statements of the Partnership as in both cases the transaction price was allocated to the vessel and the attached time charter.

In November 2016 the FASB issued the ASU 2016-18 – Restricted cash. This ASU requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. This update was effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years and is required to be applied retrospectively. Early adoption was permitted, including adoption in an interim period. The implementation of this update on January 1, 2018, affected the presentation in the statement of cash flows relating to changes in restricted cash which are presented as part of cash whereas previously the Partnership presented these within investing activities and had no impact on the Partnership’s balance sheet and statement of comprehensive (loss) / income.

In August 2016, the FASB issued the ASU 2016-15 – classification of certain cash payments and cash receipts. This ASU addresses certain cash flow issues with the objective of reducing the existing diversity in practice. This update was effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. Early adoption was permitted, including adoption in an interim period. There was no impact from the adoption of this update as the classification of the related cash payments and cash receipts has always been reported as described in the ASU.

In February 2016, the FASB issued the ASU 2016-02, Leases (Topic 842). The main provision of this ASU is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. Accounting by lessors will remain largely unchanged from current U.S. GAAP. The requirements of this standard include an increase in required disclosures. The Partnership expects that its time charter arrangements will be subject to the requirements of the new Leases standard as the Partnership will be regarded as the lessor. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after the date of initial application, amended subsequently with ASU 2018-11 below adding an option to use certain transition relief. This standard is effective for public entities with reporting periods beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted. In July 2018, the FASB issued

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

(q)	Recent Accounting Pronouncements – Continued:

ASU 2018-11 to provide entities with relief from the costs of implementing certain aspects of the new leases standard, ASU 2016-02 (codified as ASC 842). Specifically, under the amendments in ASU 2018-11:

(a) Entities may elect not to recast the comparative periods presented when transitioning to ASC 842; and

(b) Lessors may elect not to separate lease and non-lease components when the following criteria are met: Criterion A — the timing and pattern of transfer for the lease component is the same as those for the non-lease component associated with that lease component and Criterion B — the lease component, if accounted for separately, would be classified as an operating lease.

The transition relief amendments in the ASU apply to entities that have not yet adopted ASC 842. The effective date and transition requirements for the amendments in this update for entities that have not adopted Topic 842 before the issuance of this update are the same as the effective date and transition requirements in Update 2016-02.

In December 2018, the FASB issued ASU 2018-20 to provide narrow scope improvements for lessors. The amendments in this update related to sales taxes and other similar taxes collected from lessees affect all lessors that elect the accounting policy election. In addition, amendments in this update related to lessor costs affect all lessor entities that have lease contracts that either require lessees to pay lessor costs directly to a third party or require lessees to reimburse lessors for costs paid by lessors directly to third parties. Finally, the amendments in this update related to recognition of variable payments for contracts with lease and non-lease components affect all lessor entities with variable payments that relate to both lease and non-lease components. The effective date and transition requirements for the amendments in this update for entities that have not adopted Topic 842 before the issuance of this update are the same as the effective date and transition requirements in ASU 2016-02. The Partnership adopted this standard for the reporting period commencing on January 1, 2019 and elected the practical expedient under ASU 2018-11 for the vessels under time charter agreements. Furthermore, the Partnership applied the transition provisions of ASU 2016-02 at its adoption date, rather than the earliest comparative period presented in the financial statements, as permitted by ASU 2018-11. The nature of the lease component and non-lease component that were combined as a result of applying the practical expedient are the contract for the hire of a vessel and the fees for operating and maintaining the vessel respectively. The lease component is the predominant component and the Partnership accounts for the combined component as an operating lease in accordance with Topic 842. The Partnership applied the topic 842 with no significant impact on its financial statements and as a result no adjustment was posted in the Partnership’s opening retained earnings as of January 1, 2019.

In May 2014, the FASB issued the ASU No 2014-09 Revenue from Contracts with Customers. ASU 2014-09, as amended, outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. The standard was effective for annual periods beginning after December 15, 2017, and interim periods therein, and shall be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. Under ASC 606, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations of the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfied a performance obligation. Additionally, the guidance requires improved disclosures as to the nature, amount, timing and uncertainty of revenue that is recognized. The Partnership adopted the provisions of ASC 606 on January 1, 2018 using the modified retrospective approach for contracts that are not completed at the date of initial application. As such, the comparative information has not been restated and continues to be reported under the accounting standards in effect for periods prior to January 1, 2018. The effect of the implementation of this update was insignificant as most of the Partnership’s vessels were operated under time charter arrangements as of December 31, 2017 and as a result no adjustment was posted in the Partnership’s opening retained earnings as of January 1, 2018. Time charter contracts are considered operating leases and therefore do not fall under the scope of ASC 606 because (i) the vessel is an identifiable asset (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Since the Partnership’s performance obligation under each voyage contract is met evenly as the voyage progresses, the revenue is recognized on a straight-line basis over the voyage days from the date the vessel is ready to load the cargo to completion of its discharge and is not related to the timing of payment received from its customers. Payment terms under voyage charters are disclosed in the relevant voyage charter agreements. Prior to the adoption of this standard, revenues generated under voyage charter agreements were recognized on a pro-rata basis over the period of the voyage which was deemed to commence upon the later of the completion of discharge of the vessel’s previous cargo or upon vessel’s arrival to the agreed upon port, and deemed to end upon the completion of discharge of the delivered cargo.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

(q)	Recent Accounting Pronouncements – Continued:

Further, the adoption of ASC 606 impacted the accounts receivable, the prepayments and other assets and the current liabilities on our balance sheet as of December 31, 2018. Under ASC 606, receivables represent an entity’s unconditional right to consideration, billed or unbilled. As of December 31, 2018 prepayments and other assets include bunker expenses of $397 incurred between the contract date and the date of the vessel’s arrival to the load port. As of January 1, 2018 there was no balance relating to contract fulfillment costs. As of December 31, 2018 and 2017 the unearned revenue related to undelivered performance obligations amounted to $371 and $0 respectively. The Partnership will recognize this revenue in the first quarter of 2019 as the performance obligations are met.

The following table shows the revenues earned from time and bareboat charters and voyage charters for the year ended December 31, 2018:

For the year ended December 31, 2018
Time and bareboat charters (operating leases)	$213,427
Voyage charters (accounted for under ASC 606)	65,827

Total	$279,254

The following table presents the impact of the adoption of ASU 2014-09 on our balance sheet at December 31, 2018:

	As at December 31, 2018
	As reported	Balances without adoption of ASU 2014-09	Effect of change
Assets
Current Assets
Trade accounts receivable	$16,126	$17,526	$(1,400)
Prepayments and other assets	8,532	8,135	397
Liabilities
Current liabilities	115,159	115,194	35

The following table presents the impact of the adoption of ASU 2014-09 on our statement of comprehensive (loss) / income:

	For the year ended December 31, 2018
	As reported	Balances without adoption of ASU 2014-09	Effect of change
Total revenues	$279,254	$280,654	$(1,400)
Voyage expenses	46,315	46,747	432
Partnership’s net (loss) / income	(104)	864	(968)

Net loss per common unit basic and diluted(adjusted for the March 2019 Reverse Split)	(0.60)	(0.55)	(0.05)

The adoption of ASC 606 had no impact on net cash provided by operating activities, investing activities and financing activities for the year ended December 31, 2018.

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

The total purchase consideration of $16,911 was funded by $16,000 from the Partnership’s cash and the issuance of 40,528 new Partnership’s common units at a price of $22.47 per unit (both adjusted for the March 2019 Reverse Split) as quoted on the Nasdaq Stock Exchange on October 24, 2016 the day of the acquisition of Filonikis (Note 12).

•	Acquisition related costs

Acquisition related costs of $264 are included in general and administrative expenses in the Partnership’s consolidated statement of comprehensive (loss) / income for the year ended December 31, 2016.

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

The fair value of the above market time charter acquired was determined as the difference between the time charter rate at which the vessel was fixed and the market rate for comparable charters as provided by independent ship brokers on the business combination date discounted at a WACC of 7.5%.

Total revenues and net income of Filonikis since its acquisition by the Partnership were $980 and $222 respectively and are included in the Partnership’s consolidated statement of comprehensive income for the year ended December 31, 2016.

•	Unaudited Pro Forma Financial Information

The supplemental pro forma financial information was prepared using the acquisition method of accounting and is based on the following:

•	The Partnership’s actual results of operations for the year ended December 31, 2016 and

•	Pro forma results of operations of Filonikis for the period from January 1, 2016 to October 24, 2016 as if the vessel was operating under post acquisition revenue and cost structure.

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

The following table summarizes total net revenues; net income and net income per common unit of the combined entity had the acquisition of Filonikis occurred on September 30, 2015 (vessel inception):

For the year ended December 31, 2016
Total revenues	$245,825
Partnership’s net income	$53,677
Preferred unit holders’ interest in Partnership’s net income	$11,101
General Partner’s interest in Partnership’s net income	$850
Common unit holders interest in Partnership’s net income	$41,726
Net income per common unit basic and diluted (adjusted for the March 2019 Reverse Split)	$2.42

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with Related Parties

The Partnership and its subsidiaries have related party transactions, including vessels acquisitions, with CMTC which is a related party unit holder. The Partnership and its subsidiaries have also related party transactions with the Manager arising from certain terms of the following three different types of management agreements.

1.

Fixed fee management agreement: At the time of the completion of its Initial Public Offering (“IPO”), the Partnership entered into an agreement with its Manager, according to which the Manager provides the Partnership with certain commercial and technical management services for a fixed daily fee per managed vessel which covers the commercial and technical management services, the respective vessels’ operating costs such as crewing, repairs and maintenance, insurance, stores, spares, and lubricants as well as the cost of the first special survey or next scheduled dry-docking, of each vessel. In addition to the fixed daily fees payable under the management agreement, the Manager is entitled to supplementary compensation for additional fees and costs (as defined in the agreement) of any direct and indirect additional expenses it reasonably incurs in providing these services, which may vary from time to time. For the years ended December 31, 2018, 2017 and 2016 management fees under the fixed fee management agreement amounted to $117, $488 and $981, respectively. The Partnership also pays a fixed daily fee per bareboat chartered vessel in its fleet, mainly to cover compliance and commercial costs, which include those costs incurred by the Manager to remain in compliance with the oil majors’ requirements, including vetting requirements. Since July 2018 none of the Partnership’s vessel was operated under fixed fee management agreement;

2.

Floating fee management agreement: On June 9, 2011, the Partnership entered into an agreement with its Manager based on actual expenses per managed vessel. Under the terms of this agreement, the Partnership compensates its Manager for expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry docking are borne by the Partnership and not by the Manager. The Partnership also pays its Manager a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index. For the years ended December 31, 2018, 2017 and 2016 management fees under the floating fee management agreement amounted to $11,483, $10,100 and $8,865, respectively; and

3.

Crude management agreement: On September 30, 2011, the Partnership completed the acquisition of Crude Carriers Corp. and its subsidiaries (“Crude”). Three of the five crude tanker vessels that the Partnership acquired at the time of the completion of the merger with Crude continue to be managed under a management agreement entered into in March 2010 with the Manager, whose initial term expires on December 31, 2020. Under the terms of this agreement the Partnership compensates the Manager for all of its expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating and administrative costs. For the years ended December 31, 2018, 2017 and 2016 management fees under the crude management agreement amounted to $1,065, $1,041 and $1,020, respectively. Prior to January 1, 2017 the Partnership paid its Manager the following fees:

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

Effective from January 1, 2017 the Manager agreed to waive going forward (i) the sale and purchase fee equal to 1% of the gross purchase or sale price upon the consummation of any purchase or sale of the three vessels and (ii) the commercial services fee equal to 1.25% of all gross charter revenues generated by each of the three vessels for commercial services rendered. For the year ended December 31, 2016, such commercial services amounted to $360 and are included in “Voyage expenses – related party” in the accompanying consolidated statement of comprehensive (loss) / income.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with Related Parties – Continued

The Manager has the right to terminate the Crude management agreement and, under certain circumstances, could receive substantial sums in connection with such termination. In March 2018 this termination fee was adjusted to $10,347 from $10,124.

All the above three agreements constitute the “Management Agreements” and the related management fees are included in “Vessel operating expenses – related party” in the accompanying consolidated statements of comprehensive (loss) / income.

On April 4, 2007, the Partnership entered into an administrative services agreement with the Manager, pursuant to which the Manager has agreed to provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT, clerical, and other administrative services. Also the Partnership reimburses the Manager and its general partner, Capital GP L.L.C. (the “CGP”) for reasonable costs and expenses incurred in connection with the provision of these services after the Manager submits to the Partnership an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. These expenses are included in general and administrative expenses in the consolidated statements of comprehensive (loss) / income. In January 2016, the Partnership amended the executive services agreement with CGP according to which CGP provides certain executive officers services for the management of the Partnership’s business as well as investor relation and corporate support services to the Partnership. For the years ended December 31, 2018, 2017 and 2016 such fees amounted to $1,688 for each year and are included in “General and administrative expenses” in the consolidated statements of comprehensive (loss) / income.

Balances and transactions with related parties consisted of the following:

Consolidated Balance Sheets	As of December 31, 2018	As of December 31, 2017
Liabilities:
CSM – payments on behalf of the Partnership (a)	$16,638	$13,218
Management fee payable to CSM (b)	1,104	1,016

Due to related parties	$17,742	$14,234
Deferred revenue – current (e)	—	2,829

Total liabilities	$17,742	$17,063

	For the year ended December 31,
Consolidated Statements of Income	2018	2017	2016
Revenues (c)	$14,044	$44,653	$36,026
Voyage expenses	—	—	360
Vessel operating expenses	12,665	11,629	10,866
General and administrative expenses (d)	1,922	1,983	2,076

(a) CSM—Payments on Behalf of the Partnership: This line item represents the amount outstanding for payments for operating and voyage expenses made by the Manager on behalf of the Partnership and its subsidiaries.

(b) Management fee payable to CSM: The amount outstanding as of December 31, 2018 and 2017 represents the management fee payable to CSM as a result of the Management Agreements the Partnership entered into with the Manager.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with Related Parties – Continued

(c) Revenues: The following table includes information regarding the charter agreements that were in place between the Partnership and CMTC and its subsidiaries during 2018 and 2017.

Vessel Name	Time Charter (TC) in years	Commencement of Charter	Termination or earliest expected redelivery	Gross (Net) Daily Hire Rate
M/T Arionas	1.0	01/2017	05/2018	$11.0 ($10.9)
M/T Amore Mio II	0.9	08/2016	09/2017	$21.0 ($20.7)
M/T Aristotelis	1.0	01/2017	03/2018	$13.8 ($13.6)
M/T Ayrton II	2.0	02/2016	03/2018	$18.0 ($17.8)
M/T Miltiadis M II	0.9	08/2016	08/2017	$25.0 ($24.7)
M/T Miltiadis M II	0.8 to 1.0	10/2017	08/2018	$18.0 ($18.0)
M/T Amadeus	2.0	06/2015	08/2017	$17.0 ($16.8)
M/T Atlantas II	1.0	10/2016	12/2017	$13.0 ($12.8)
M/T Atlantas II	0.4 to 0.7	01/2018	07/2018	$11.0 ($10.9)
M/T Amoureux	1.0	04/2017	04/2018	$22.0 ($22.0)
M/T Aktoras	0.8 to 1.0	09/2017	01/2018	$11.0 ($10.9)
M/T Aiolos	0.8 to 1.0	09/2017	07/2018	$11.0 ($10.9)
M/T Amor	0.2	09/2017	01/2018	$14.0 ($13.8)

(d) General and administrative expenses: This line item mainly includes fees relating to internal audit, investor relations and consultancy fees.

(e) Deferred Revenue: As of December 31, 2017 the Partnership had received cash in advance for charter hire relating to revenue earned in a subsequent period from CMTC.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

5. Vessels, net and assets held for sale

An analysis of vessels is as follows:

	Vessel Cost	Accumulated depreciation	Net book value
Balance as at January 1, 2017	$1,775,689	$(407,958)	$1,367,731

Acquisitions and improvements	967	—	967
Depreciation for the period	—	(71,358)	(71,358)
Impairment of vessel	(9,279)	5,997	(3,282)
Classification as asset held for sale	(28,862)	—	(28,862)

Balance as at December 31, 2017	$1,738,515	$(473,319)	$1,265,196

Acquisitions and improvements	75,327	—	75,327
Depreciation for the period	—	(71,009)	(71,009)
Impairment of vessel	(78,607)	49,802	(28,805)
Disposals	(10,927)	—	(10,927)

Balance as at December 31, 2018	$1,724,308	$(494,526)	$1,229,782

All of the Partnership’s vessels as of December 31, 2018 have been provided as collateral to secure the Partnership’s credit facilities.

On September 11, 2018 the Partnership entered into a Memorandum of Agreement (“MOA”) with an unrelated party for the disposal of the M/T Amore Mio II at a price of $11,150. Upon entering into the agreement the Partnership considered that the M/T Amore Mio II met the criteria to be classified as held for sale as described in note 2(i) and measured the vessel at the lower of its carrying amount and fair value less the cost associated with the sale. In this respect, the Partnership recognized an impairment charge of $28,805 in the consolidated statement of comprehensive (loss) / income for the year ended December 31, 2018, reducing the vessel’s carrying value to $10,927. The vessel was delivered to its buyer on October 15, 2018.

On May 4, 2018, pursuant to the agreement the Partnership had entered into in January 2018 and the Share Purchase Agreement (“SPA”) entered into with CMTC on May 4, 2018, the Partnership acquired the shares of the company owning the M/T Anikitos for a total consideration of $31,500, comprising of $15,875 in cash and the assumption of the then outstanding balance of $15,625 (the “Anikitos Tranche”) of a credit facility (“2015 credit facility”) previously arranged by CMTC with ING Bank NV (Note 7). The Partnership also assumed CMTC’s guarantee with respect to this loan. The vessel at the time of its acquisition was operated under a thirty month time charter with Petroleo Brasileiro S.A. (“Petrobras”) ending in July 2020, with the option to terminate 30 days earlier, at a gross daily rate of $15.3. The Partnership accounted for this acquisition as acquisition of an asset as the fair values of the vessel and the time charter attached, are concentrated in a single identifiable asset. The Partnership considered whether any value should be assigned to the attached charter party agreement acquired and concluded that the contracted daily charter rate was above the market rates on the acquisition date and therefore the total consideration was allocated to the vessel cost and the above market acquired charter. The Partnership allocated the cost of the vessel and the time charter acquired on the basis of their relative fair values. Thus the vessel was recorded in the Partnership’s financial statements at a value of $31,004 and the above market acquired charter at a value of $496 (Note 6).

On January 17, 2018, the Partnership entered into an SPA with CMTC for the purchase of the shares of the company owning the M/T Aristaios for a total consideration of $52,500 comprising of $24,167 in cash and the assumption of the then outstanding balance of $28,333 of Advance A of a credit facility (the “Aristaios credit facility”) previously arranged by CMTC with Credit Agricole Corporate and Investment Bank and ING Bank NV (Note 7). The Partnership also assumed CMTC’s guarantee with respect to this loan. The vessel at the time of its acquisition was operated under a five year time charter with Tesoro Far East Maritime Company (“Tesoro”) ending in January 2022, with the option to terminate 45 days earlier, at a gross daily rate of $26.4. The Partnership accounted for this acquisition as acquisition of an asset as the fair values of the vessel and the time charter attached, are concentrated in a single identifiable asset. The Partnership considered whether any value should be assigned to the attached charter party agreement acquired and concluded that the contracted daily charter rate was above the market rates on the acquisition date and therefore the total consideration was allocated to the vessel cost and the above market acquired charter. The Partnership allocated the cost of the vessel and the time charter acquired on the basis of their relative fair values. Thus the vessel was recorded in the Partnership’s financial statements at a value of $42,955 and the above market acquired charter at a value of $9,545 (Note 6).

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

5. Vessels, net and assets held for sale – Continued

On December 22, 2017 the Partnership entered into an MOA with an unrelated party for the disposal of the M/T Aristotelis at a price of $29,400. Upon entering into the agreement the Partnership considered that M/T Aristotelis met the criteria to be classified as held for sale and measured the vessel at the lower of its carrying amount and fair value less the cost associated with the sale. In this respect, the Partnership recognized an impairment charge of $3,282 in the consolidated statement of comprehensive (loss) / income for the year ended December 31, 2017, reducing the vessel’s carrying value to $28,862. As of January 1, 2018 the amount of $29,027 represented the vessel’s fair value less cost to sell of $28,862 and inventories of $165. Under this agreement, as amended, the vessel was delivered to its Buyer on April 25, 2018.

During 2018 and 2017, certain of the Partnership’s vessels underwent improvements. The costs of these improvements amounted to $1,368 and $967 respectively and were capitalized as part of the vessels’ cost.

During 2018 and 2017 the Partnership paid advances relating to the construction of exhaust gas cleaning systems and ballast water treatment systems that will be installed to certain of its vessels of $3,090 and $0 respectively.

6. Above market acquired charters

On May 4, 2018 the Partnership acquired the shares of the company owning the M/T Anikitos from CMTC including a time charter attached to the vessel with a time charter daily rate exceeding the market rate for equivalent time charters prevailing at the time of acquisition. The value allocated to the above market acquired time charter of $496 was determined on the basis of the relative fair values of the assets in the asset group acquired. The fair value of the time charter representing the difference between the time charter rate at which the vessel was fixed and the market rate for comparable charters as determined by reference to market data on the acquisition date and was recorded as an asset in the consolidated balance sheet as of the acquisition date under “above market acquired charters” (Note 5).

On January 17, 2018 the Partnership acquired the shares of the company owning the M/T Aristaios from CMTC including a time charter attached to the vessel with a time charter daily rate exceeding the market rate for equivalent time charters prevailing at the time of acquisition. The value allocated to the above market acquired time charter of $9,545 was determined on the basis of the relative fair values of the assets in the asset group acquired. The fair value of the time charter representing the difference between the time charter rate at which the vessel was fixed and the market rate for comparable charters as determined by reference to market data on the acquisition date and was recorded as an asset in the consolidated balance sheet as of the acquisition date under “above market acquired charters” (Note 5).

For the years ended December 31, 2018, 2017 and 2016 revenues were reduced by $16,890, $15,208 and $14,542 corresponding to the amortization of the above market acquired charters, respectively.

An analysis of above market acquired charters is as follows:

Above market acquired charters	Book Value
Carrying amount as at January 1, 2017	$90,243

Amortization	$(15,208)

Carrying amount as at December 31, 2017	$75,035

Acquisitions	$10,041
Amortization	$(16,890)

Carrying amount as at December 31, 2018	$68,186

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

6. Above market acquired charters – Continued

As of December 31, 2018 the remaining carrying amount of unamortized above market acquired time charters was $68,186 and will be amortized in future years as follows:

For the year ending December 31,	Amount
2019	$17,084
2020	$14,287
2021	$10,652
2022	$8,371
2023	$8,371
Thereafter	$9,421

Total	$68,186

7. Long-Term Debt

Long-term debt consists of the following:

	Bank loans	As of December 31, 2018	As of December 31, 2017	Margin
(i)	Issued in September 2017 maturing in October 2023 (the “2017 credit facility”)	387,426	460,000	3.25%
(ii)	Assumed in October 2016 maturing in November 2022 (the “2015 credit facility”, the “Amor Tranche”)	15,422	15,750	2.50%
(iii)	Assumed in January 2018 maturing in January 2024 (the “Aristaios credit facility ”)	27,417	—	2.85%
(iv)	Assumed in May 2018 maturing in June 2023 (the “2015 credit facility ” the “Anikitos Tranche”)	15,625	—	2.50%

	Total long-term debt	$445,890	$475,750

	Less: Deferred loan issuance costs	4,866	6,635
	Less: loan associated with vessel held for sale	—	14,781

	Total long-term debt, net	$441,024	$454,334
	Less: Current portion of long-term debt	53,680	52,057
	Add: Current portion of deferred loan issuance costs	1,332	1,543
	Long-term debt, net	$388,676	$403,820

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

7. Long-Term Debt – Continued

Changes in long-term debt that took place during the years ended December 31, 2017 and 2018 are set out below.

On May 4, 2018, upon the completion of the acquisition of the shares of the company owning the M/T Anikitos (Note 5), the Partnership assumed CMTC’s guarantee with respect to the outstanding balance of $15,625 under the term loan that was entered into on November 19, 2015 with ING Bank N.V. The term loan is required to be repaid in thirteen consecutive equal quarterly installments of $355, beginning in May 2020, plus a balloon payment of $11,010 payable together with the final quarterly installment in June 2023. The term loan bears interest at LIBOR plus a margin of 2.50%.

On January 17, 2018, upon the completion of the acquisition of the shares of the company owning the M/T Aristaios (Note 5), the Partnership assumed CMTC’s guarantee with respect to the outstanding balance of $28,333 under the term loan that was entered into on January 2, 2017 with Credit Agricole Corporate and Investment Bank and ING Bank NV. The term loan is required to be repaid in twelve consecutive equal semi-annual installments of $916, beginning in July 2018, plus a balloon payment of $17,333 payable together with the final semi-annual installment due in January 2024. The term loan bears interest at LIBOR plus a margin of 2.85%.

On September 6, 2017, the Partnership entered into a new senior secured term loan facility for an aggregate principal amount of up to $460,000 with a syndicate of lenders led by HSH Nordbank AG and ING Bank N.V. On October 2, 2017, the Partnership fully repaid $14,000 outstanding under one of its then existing credit facilities, through available cash. On October 4, 2017, the Partnership repaid indebtedness of $102,246 and the outstanding indebtedness of its then remaining credit facilities, amounting to $460,000, was replaced by the 2017 credit facility. The 2017 credit facility is comprised of two tranches. Tranche A amounted to $259,000, was initially secured by 11 of the Partnership’s vessels and was required to be repaid in 24 equal quarterly installments of $4,833 in addition to a balloon installment of $143,008, which would be payable together with the final quarterly installment in the fourth quarter of 2023. Tranche B amounted to $201,000, was initially secured by 24 of the Partnership’s vessels and was required to be repaid fully in 24 equal quarterly installments of $8,375. The Partnership started paying quarterly installments under both tranches A and B on January 4, 2018. The loans drawn under the 2017 credit facility bear interest at LIBOR plus a margin of 3.25%. In 2018, upon the prepayment of $14,383 and $5,916 due to the disposal of the M/T Aristotelis and the M/T Amore Mio II respectively (Note 5), the repayment schedule of the 2017 credit facility was amended. The required quarterly installments under the Tranche A was reduced to $4,554 and the balloon installment to $134,758 and the required quarterly installments under the Tranche B to $8,079.

During 2017, the Partnership classified the M/T Aristotelis as vessel held for sale (Note 5). As of December 31, 2017, the portion of the Tranche A 2017 credit facility which was associated with this vessel amounted to $14,781 and was presented as “Liability associated with vessel held for sale” in the accompanying consolidated balance sheet.

During 2018 the Partnership repaid the amount of $52,275 in line with the amortization schedule of its 2017 credit facility, $916 in line with the amortization schedule of its Aristaios credit facility and $328 in line with the amortization schedule of its 2015 credit facility.

During 2017 the Partnership repaid the amount of $13,016, in line with the amortization schedule of its then existing credit facility.

The Partnership’s credit facilities contain customary ship finance covenants, including restrictions as to changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness and the mortgaging of vessels and requirements such as, the ratio of EBITDA to Net Interest Expenses to be no less than 2:1, a minimum cash requirement of $500 per vessel, the ratio of net Total Indebtedness to the Total Assets of the Partnership adjusted for the Market Value of the fleet not to exceed 0.75:1 for the 2017 credit facility and the ratio of net Total Indebtedness to the aggregate Market Value of the fleet not to exceed 0.725:1 for the 2015 and Aristaios credit facilities. The credit facilities also contain a collateral maintenance requirement under which the aggregate fair market value of the collateral vessels should not be less than 125% for the 2017 credit facility and 120% for the 2015 credit facility, of the aggregate outstanding amount under these facilities. In the case of the Aristaios credit facility the collateral maintenance requirement should not be less than 125% (as long as the vessel is under charter with Tesoro) and 140% (at all other times). Also the vessel-owning companies may pay dividends or make distributions when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. As of December 31, 2018 and 2017 the Partnership was in compliance with all financial covenants.

The credit facilities have a general assignment of the earnings, insurances and requisition compensation of the respective collateral vessel or vessels. Each also requires additional security, such as pledge and charge on current accounts and mortgage interest insurance.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

7. Long-Term Debt – Continued

As of December 31, 2018 there were no undrawn amounts under the Partnership’s credit facilities.

For the years ended December 31, 2018, 2017 and 2016, the Partnership recorded interest expense of $25,429 , $24,782 and $22,674 respectively which is included in “Interest expense and finance cost” in the consolidated statements of comprehensive (loss) / income. For the years ended December 31, 2018 and 2017 the weighted average interest rate of the Partnership’s loan facilities was 5.35% and 4.29% respectively.

The required annual loan payments to be made subsequent to December 31, 2018 are as follows:

	2017 Credit Facility (i)	2015 Credit Facility (Amor Tranche) (ii)	Aristaios Credit Facility (iii)	2015 Credit Facility (Anikitos Tranche) (iv)	Total
2019	$50,534	$1,313	$1,833	$—	$53,680
2020	50,534	1,313	1,833	1,065	54,745
2021	50,534	1,313	1,833	1,420	55,100
2022	50,534	11,483	1,833	1,420	65,270
2023	185,290	—	1,833	11,720	198,843
Thereafter	—	—	18,252	—	18,252

Total	$387,426	$15,422	$27,417	$15,625	$445,890

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

The carrying value of cash and cash equivalents and restricted cash, which are considered Level 1 items as they represent liquid assets with short-term maturities, trade receivables, amounts due to related parties, trade accounts payable and accrued liabilities approximates their fair value. The fair values of long-term variable rate bank loans approximate the recorded values, due to their variable interest being the LIBOR and due to the fact the lenders have the ability to pass on their funding cost to the Partnership under certain circumstances, which reflects their current assessed risk. We believe the terms of our loans are similar to those that could be procured as of December 31, 2018. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

8. Financial Instruments – Continued

(a)    Fair value of financial instruments – Continued

The following table summarizes the valuation of the Partnership’s assets measured at fair value on a non-recurring basis as of December 31, 2017:

Items Measured at Fair Value on a Nonrecurring Basis - Fair Value Measurements
	Quoted prices in active markets for identical assets	Significant other observable inputs	Unobservable Inputs
Non – Recurring Measurements:	Level 1	Level 2	Level 3	Loss
Long-lived assets classified as held for sale (Note 5)	$—	$29,400	$—	$3,282

The M/T Aristotelis was classified as held for sale as of December 31, 2017 and was recognized at its fair value of $29,400 less costs to sell of $538. The fair value of the M/T Aristotelis was based on its transaction price, as the sale price was agreed with an unaffiliated third party hence it is considered level 2 (Note 5).

As of December 31, 2018, none of the Partnership’s vessels was classified as asset held for sale.

(b)    Concentration of credit risk

Financial instruments which potentially subject the Partnership to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Partnership places its cash and cash equivalents, consisting mostly of deposits, with creditworthy financial institutions rated by qualified rating agencies. A limited number of financial institutions hold the Partnership’s cash. Most of the Partnership’s revenues were derived from a few charterers. For the year ended December 31, 2018, Petrobras, Hyundai Merchant Marine Co Ltd (“HMM”) and CMA CGM accounted for 19%, 16% and 15% of the Partnership’s total revenue, respectively. For the year ended December 31, 2017 Petrobras, CMTC, HMM and CMA CGM accounted for 19%, 18%, 18% and 17% of the Partnership’s total revenue, respectively. For the year ended December 31, 2016 HMM, Petrobras, CMA CGM and CMTC accounted for 19%, 18%, 17% and 15% of the Partnership’s total revenue, respectively.

9. Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31,
	2018	2017
Accrued loan interest and loan fees	$5,701	$5,221
Accrued operating expenses	5,519	5,199
Accrued voyage expenses and commissions	4,320	3,521
Accrued general and administrative expenses	1,200	1,170
Accrued spin-off costs	3,634	—

Total	$20,374	$15,111

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

10. Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses consist of the following:

	For the years ended December 31,
	2018	2017	2016
Voyage expenses:
Commissions	$5,561	$4,440	$4,816
Bunkers	25,407	4,726	2,601
Port expenses	12,360	3,593	892
Other	2,987	2,406	1,971

Total	$46,315	$15,165	$10,280

Vessel operating expenses:
Crew costs and related costs	$49,526	$43,699	$37,342
Insurance expense	5,144	5,035	5,772
Spares, repairs, maintenance and other expenses	16,858	12,731	11,688
Stores and lubricants	9,584	7,937	8,203
Management fees (Note 4)	12,624	11,491	10,661
Vetting, insurances, spares and repairs (Note 4)	41	138	205
Other operating expenses	5,277	5,114	3,632

Total	$99,054	$86,145	$77,503

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

The jurisdictions where the Partnership’s vessel-owning subsidiaries are incorporated each grants an “equivalent exemption” to United States corporations with respect to each type of shipping income earned by the Partnership’s vessel-owning subsidiaries. Additionally, our units are only traded on the Nasdaq Global Market, which is considered to be established securities market. The Partnership has satisfied the Publicly-Traded Test for the years ended December 31, 2018, 2017 and 2016 and the ship-owning subsidiaries are exempt from United States federal income taxation with respect to U.S.-source shipping income.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

12. Partners’ Capital

General: The partnership agreement requires that within 45 days after the end of each quarter, beginning with the quarter ending June 30, 2007, all of the Partnership’s available cash will be distributed to unit holders.

Definition of Available Cash: Available Cash, for each fiscal quarter, consists of all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by our board of directors to:

•	provide for the proper conduct of the Partnership’s business (including reserves for future capital expenditures and for our anticipated credit needs);

•	comply with applicable law, any of the Partnership’s debt instruments, or other agreements; or

•	provide funds for distributions to the Partnership’s unit holders and to the general partner for any one or more of the next four quarters;

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

IDRs represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. The Partnership’s general partner as of December 31, 2018, 2017 and 2016 holds the IDRs. According to the partnership agreement, as amended in 2014, the following table illustrates the percentage allocations of the additional available cash from operating surplus among the unit holders and general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unit holders and general partner in any available cash from operating surplus that is being distributed up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount per Unit,” until available cash from operating surplus the Partnership distributes reaches the next target distribution level, if any. The percentage interests shown for the unit holders and general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown below (adjusted for the March 2019 Reverse Split) assume that the Partnership’s general partner maintains a 2% general partner interest and that it has not transferred its incentive distribution rights.

	Total Quarterly	Marginal Percentage Interest in Distributions
	Distribution Target Amount per Unit	Unitholders	General Partner
Minimum Quarterly Distribution	$1.6275	98%	2%
First Target Distribution	up to $1.6975	98%	2%
Second Target Distribution	above $1.6975 up to $1.8725	85%	15%
Third Target Distribution	above $1.8725 up to $2.0475	75%	25%
Thereafter	above $2.0475	65%	35%

Following the 2014’s annual general meeting, CMTC unilaterally notified the Partnership that it has decided to waive its rights to receive quarterly incentive distributions between $1.6975 and $1.75 (adjusted for the March 2019 Reverse Split). This waiver effectively increases the First Target Distribution and the lower band of the Second Target Distribution (as referenced in the table above) from $1.6975 to $1.75 (adjusted for the March 2019 Reverse Split).

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

12. Partners’ Capital – Continued

Distributions of Available Cash from Operating Surplus: Our partnership agreement requires that we will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98% to all unit holders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in the above table.

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

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

12. Partners’ Capital – Continued

Common Units

In September 2016, the Partnership entered into an equity distribution agreement with UBS Securities LLC (“UBS”) under which the Partnership may sell, from time to time, through UBS, as its sales agent, new common units having an aggregate offering amount of up to $50,000 (the “ATM offering”). The equity distribution agreement provides that UBS, when it is acting as the Partnership’s sales agent, will be entitled to compensation of up to 2% of the gross sales price of the common units sold through UBS from time to time. During 2018 the Partnership did not issue any units under the ATM offering. During 2017 the Partnership issued 736,008 new common units under the ATM offering (adjusted for the March 2019 Reverse Split) resulting in net proceeds of $17,815 after the payment of commission to the sales agent, but before offering expenses. For the year ended December 31, 2017, the Partnership recognized offering expenses of $176 in connection with the ATM offering. Since the launch of the ATM offering until December 31, 2016, the Partnership issued 200,212 new common units (adjusted for the March 2019 Reverse Split) resulting in net proceeds of $4,546 after the payment of commission to the sales agent, but before offering expenses. For the year ended December 31, 2016, the Partnership recognized offering expenses of $890 in connection with the ATM offering.

As of December 31, 2018 and 2017 our partners’ capital included the following units (adjusted for the March 2019 Reverse Split):

	As of December 31, 2018	As of December 31, 2017
Common units	18,178,100	18,178,100
General partner units	348,570	348,570
Preferred units	12,983,333	12,983,333

Total partnership units	31,510,003	31,510,003

13. Omnibus Incentive Compensation Plan

On April 29, 2008, the board of directors approved the Partnership’s Plan according to which the Partnership may issue a limited number of awards, not to exceed 71,429 units (adjusted for the March 2019 Reverse Split). The Plan was amended on July 22, 2010 increasing the aggregate number of restricted units issuable under the Plan to 114,286 which was then increased to 235,714 common units on August 21, 2014 (both adjusted for the March 2019 Reverse Split), at the annual general meeting of the Partnership’s unit holders. The Plan was administered by the general partner as authorized by the board of directors. The persons eligible to receive awards under the Plan were officers, directors, and executive, managerial, administrative and professional employees of the Manager, or CMTC, or other eligible persons (collectively, “key persons”) as the general partner, in its sole discretion, shall select based upon such factors as it deems relevant. Members of the board of directors and officers of the general partner were considered to be employees of the Partnership (“Employees”) for the purposes of recognition of equity compensation expense, while employees of the Manager, CMTC and other eligible persons under the plan were not considered to be employees of the Partnership (“Non-Employees”). Awards may be made under the Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.

On December 23, 2015 the Partnership awarded 34,286 and 87,143 unvested units to Employees and Non-Employees (both adjusted for the March 2019 Reverse Split), respectively. Awards granted to certain Employees and Non Employees vested in three annual installments. The awards vested on December 31, 2018.

All unvested units were conditional upon the grantee’s continued service as Employee and/or Non-Employee until the applicable vesting date.

The unvested units accrued distributions as declared and paid which were retained by the custodian of the Plan until the vesting date at which time they were payable to the grantee. As unvested unit grantees accrued distributions on awards that were expected to vest, such distributions were charged to Partner’s capital.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

13. Omnibus Incentive Compensation Plan – Continued

The following table contains details of our plan (adjusted for the March 2019 Reverse Split):

	Employee equity compensation		Non-Employee equity compensation
Unvested Units	Units	Grant-date fair value	Units	Award- date fair value
Unvested on January 1, 2017	29,524	$7,987	70,357	$20,951
Vested	5,238	1,414	16,786	2,765

Unvested on December 31, 2017	24,286	$6,573	53,571	$18,186

Vested	24,286	$6,573	53,571	$18,186

Unvested on December 31, 2018	—	$—	—	$—

For the years ended December 31, 2018, 2017, and 2016 the equity compensation expense that has been charged in the consolidated statements of comprehensive (loss) / income was $438, $438 and $439 for the Employee awards and $175, $718 and $635 for the Non-Employee awards, respectively. This expense has been included in general and administrative expenses in the consolidated statements of comprehensive (loss) / income for each respective year.

The Partnership used the straight-line method to recognize the cost of the awards.

14. Net (Loss) / Income Per Unit

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

Under the partnership agreement, the holder of the IDRs in the Partnership, which is currently CGP, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions (Note 12). The Partnership excluded the effect of the 12,983,333 Class B Convertible Preferred Units in calculating dilutive EPU as of December 31, 2018, 2017 and 2016, for each year as they were anti-dilutive.

For the year ended December 31, 2018 the Partnership excluded the effect of 77,857 units (adjusted for the March 2019 Reverse Split) under the omnibus incentive compensation plan which vested in December 2018 (Note 13) in calculating dilutive EPU for its common unit holders as they were anti-dilutive. As of December 31, 2017 and 2016 the Partnership excluded the effect of 77,857 and 99,881(both adjusted for the March 2019 Reverse Split), respectively, non-vested unit awards in calculating dilutive EPU for its common unit holders as they were anti-dilutive. The non-vested units are participating securities because they received distributions from the Partnership and these distributions do not have to be returned to the Partnership if the non-vested units are forfeited by the grantee.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

14. Net (Loss) / Income Per Unit – Continued

Excluding the non-cash vessels’ impairment charge, as this was not distributed to the Partnership’s unit holders for the year ended December 31, 2018, the Partnership’s net income for the years ended December 31, 2018, 2017 and 2016 did not exceed the First Target Distribution Level, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’s interest in net income

On March 3, 2019 the board of directors of the Partnership approved a one for seven reverse unit split. Pursuant to the reverse split, every seven common units issued and outstanding as of March 27, 2019, the date of the reverse split, was converted into one common unit. The Partnership’s common units, immediately after the reverse split became effective, started trading on a split-adjusted basis on the Nasdaq Global Select Market.

The reverse split reduced the number of common units issued and outstanding from 127,246,692 to 18,178,100 common units and the number of general partner units issued and outstanding from 2,439,989 to 348,570 general partner units.

The two class method used to calculate EPU is as follows:

BASIC AND DILUTED	2018	2017	2016
Numerators
Partnership’s net (loss) / income	$(104)	$38,483	$52,489
Less:
Preferred unit holders’ interest in Partnership’s net income	11,101	11,101	11,101
General Partner’s interest in Partnership’s net (loss) / income	(211)	522	818
Partnership’s net (loss) / income allocable to unvested units	(71)	135	285
Common unit holders’ interest in Partnership’s net (loss) / income	$(10,923)	$26,725	$40,285
Denominators
Weighted average number of common units outstanding, basic and diluted	18,100,455	17,692,192	17,114,761
Net (loss) / income per common unit:
Basic and Diluted	$(0.60)	$1.51	$2.35

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

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

15. Commitments and Contingencies – Continued

(a)	Lease Commitments: Future minimum charter hire receipts, excluding any profit share revenue that may arise, based on non-cancellable long-term time charter contracts, as of December 31, 2018 were:

Year ended December 31,	Amount
2019	$176,339
2020	123,347
2021	63,296
2022	53,564
2023	51,216
Thereafter	60,432

Total	$528,194

(b) Vessel’s Equipment Commitments: As of December 31, 2018 the Partnership has outstanding commitments for certain of its vessels relating to the construction of exhaust gas cleaning systems and ballast water treatment systems which are payable as follows:

Year ended December 31,	Amount
2019	$16,118
2020	8,699

Total	$24,817

16. Subsequent Events

(a)

Dividends: On January 22, 2019, the board of directors of the Partnership declared a cash distribution of $0.315 per common unit (adjusted for the March 2019 Reverse Split) for the fourth quarter of 2018. The fourth quarter common unit cash distribution was paid on February 14, 2019, to unit holders of record on February 5, 2019.

(b)

Dividends: On January 22, 2019, the board of directors of the Partnership declared a cash distribution of $0.21375 per Class B Convertible Preferred Unit for the fourth quarter of 2018. The cash distribution was paid on February 8, 2019, to Class B unit holders of record on February 1, 2019.

(c) The DSS Transaction:

The DSS Transaction completed on March 27, 2019.

In connection with the DSS Transaction, among other things:

•

the Partnership spun off Diamond S, holding all of its 25 crude and product tankers, by way of pro rata distribution of the outstanding shares of common stock of Diamond S to the holders of the Partnership’s common and general partner units;

•	DSS paid to the Partnership, or at its direction, a total amount of $319,651;

•	the Partnership redeemed and retired all outstanding Class B Units at 100% of par value, translating into a total redemption price of $119,502;

•

the Partnership amended and prepaid an amount of $89,298 under the 2017 credit facility and fully repaid all amounts outstanding under the 2015 credit facility and the Aristaios credit facility; the aggregate amounts repaid were $146,517 plus accrued interest and breakage costs; and

•

the Partnership effected a reverse split of its common and general partner units, reducing the number of common units issued and outstanding from 127,246,692 to 18,178,100 common units and the number of general partner units issued and outstanding from 2,439,989 to 348,570 general partner units.