Form 20-F
period 2019-12-31
Capital Product Partners L.P.
filed 2020-02-28
CIK 1392326

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Gerasimos (Jerry) Kalogiratos, j.kalogiratos@capitalmaritime.com

(Name and email of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common units representing limited partnership interests	CPLP	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

18,178,100 Common Units

348,570 General Partner Units

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

YES   ☐                 NO  ☒

CAPITAL PRODUCT PARTNERS L.P.1

-i-

ABOUT THIS REPORT

This annual report on Form 20-F (this “Annual Report”) should be read in conjunction with our audited consolidated balance sheets as of December 31, 2019 and 2018, the related consolidated statements of comprehensive (loss)/income, changes in partners’ capital, and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes included herein (the “Financial Statements”).

In this Annual Report, unless the context otherwise requires:

•	the “Partnership,” “CPLP,” “we,” “us” or “our” refer to Capital Product Partners L.P. and, unless the context otherwise requires, its consolidated subsidiaries;

•	“Capital Maritime” or “CMTC” refer to Capital Maritime & Trading Corp., our sponsor;

•	“General Partner” refers to Capital GP L.L.C., our general partner;

•	“Capital Ship Management” and “Capital-Executive” refer to our managers, Capital Ship Management Corp. and Capital-Executive Ship Management Corp., respectively, or the “Managers”; and

•	“financing arrangements” refers to our debt financing arrangements as well as our sale-leaseback financing arrangements and “debt” includes indebtedness under such financing arrangements.

DSS TRANSACTION AND MARCH 2019 REVERSE SPLIT

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

•

we redeemed and retired all outstanding Class B Convertible Preferred Units (the “Class B Units”) at 100% of par value for an aggregate redemption price of $119.5 million which includes accrued dividends of $2.7 million;

•

we spun off Diamond S Shipping Inc. (“DSSI”), a newly formed wholly owned subsidiary to which we contributed all of our 25 crude and product tankers, by way of a pro rata distribution of DSSI’s common stock to the holders of our common and general partner units;

•	DSSI combined with DSS’s businesses and operations and issued additional shares of common stock to DSS’s limited partners; and

•

on March 27, 2019, we effected a one for seven reverse split of our common and general partner units, reducing the number of common units issued and outstanding from 127,246,692 to 18,178,100 common units and the number of general partner units issued and outstanding from 2,439,989 to 348,570 general partner units (the “March 2019 Reverse Split”).

As of the date of this Annual Report, we own a fleet of 14 vessels, consisting of 13 neo-panamax container vessels and one drybulk vessel.

One of our objectives in pursuing the DSS Transaction was to divest our older assets, realign our charter coverage towards medium- to long-term charters and create the foundation for engaging in growth transactions that aim to be accretive to our distributable cash flow across different shipping segments.

In this Annual Report and the Financial Statements, results of operations of the Tanker Business we spun-off in the DSS Transaction are reported as discontinued operations for all periods presented.

FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this Annual Report concerning our business, operations, cash flows, and financial position, including, among other things, the likelihood of our success in developing and expanding our business, include forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, financial condition and the markets in which we operate, and involve risks and uncertainties. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “might,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “likely,” “intend,” “forecast,” “believe,” “estimate,” “project,” “predict,” “propose,” “potential,” “continue,” “seek” or the negative of these terms or other comparable terminology. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flows, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this Annual Report in “Item 3. Key Information—D. Risk Factors” below. These forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

•	expectations regarding our ability to make distributions on our common units;

•	our ability to increase our cash available for distribution over time;

•	future sales of our units in the public market;

•	global economic outlook and growth;

•	outcome of trade disputes and sanction regimes currently in place or that may come into effect in the future;

•	shipping conditions and fundamentals, including the balance of supply and demand, as well as trends and conditions in the newbuild markets and scrapping of older vessels;

•	industry trends such as charter rates and factors affecting the chartering of vessels and vessel values;

•	our ability to operate and compete in various new markets;

•	our current and future business and growth strategies and other plans and objectives for future operations;

•	anticipated future acquisitions of vessels from Capital Maritime or third parties;

•	our continued ability to enter into long-term, fixed-rate time charters with our charterers and to re-charter our vessels as their existing charters expire at attractive rates;

•	the relationships and reputation of our Managers and our General Partner in the shipping industry;

•	anticipated future chartering arrangements;

•	the ability of our charterers to meet their obligations under the terms of our charter agreements, including the timely payment of the hire rates under the agreements;

•	the financial condition, viability and sustainability of our charterers, including their ability to obtain liquidity and access the capital markets;

•	our ability to maximize the use of our vessels;

•	our ability to compete successfully for future chartering and newbuild opportunities;

•	our ability to access debt, credit and equity markets;

•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors;

•

our ability to service, refinance or repay our financing under our financing arrangements (collectively our credit facilities and lease financing arrangements) under their current terms and settle any hedging arrangements we may have;

•	changes in interest rates;

•	changes in propulsion technology or propulsion fuel;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the expected lifespan and condition of our vessels;

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

•	the ability of the Partnership to successfully install and operate exhaust gas cleaning systems (“EGCS” or “scrubbers”) on certain or all of our vessels;

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

•

our anticipated general and administrative expenses and our costs and expenses under the management agreements and the administrative services agreement with our Managers, and for reimbursement for fees and costs of our General Partner;

•

increases in costs and expenses, including but not limited to crew wages, insurance, provisions, spares, port expenses, lubricating oil, bunkers, repairs, maintenance and general and administrative expenses;

•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;

•	the impact of heightened environmental and quality concerns of insurance underwriters and charterers;

•	the anticipated taxation of our partnership and distributions to our common unitholders;

•	the ability of our General Partner to retain its officers and the ability of our Managers to retain key employees;

•	our General Partner’s and Managers’ track records, and past and future performance, in safety, environmental and regulatory matters;

•	potential liability and costs due to environmental, safety and other incidents involving our vessels;

•	expected financial flexibility to pursue acquisitions and other expansion opportunities; and

•	anticipated funds for liquidity needs and the sufficiency of cash flows.

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and, therefore, involve a number of risks and uncertainties, including those risks discussed in “Item 3. Key Information—D. Risk Factors” below. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

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

We have derived the following selected historical financial data for the three years ended December 31, 2019, and as of December 31, 2019 and 2018, from our Financial Statements. The historical financial data presented for the years ended December 31, 2016 and 2015 and as of December 31, 2017, 2016 and 2015 have been derived from audited financial statements not included in this Annual Report retroactively adjusted to present the results of operations and cash flows of the Tanker Business and assets and liabilities that were part of the DSS Transaction as discontinued, and are provided for comparison purposes only.

Our historical results are not necessarily indicative of the results that may be expected in the future. A variety of factors affect our results of operations from time to time, including among other things, the average number of vessels in our fleet, prevailing charter rates, management and administrative services fees, as well as the financing arrangements we enter into from time to time.

The below table should be read together with, and is qualified in its entirety by reference to, the Financial Statements. In addition, the below table should be read together with the introductory note entitled “DSS Transaction and March 2019 Reverse Split” and the section entitled “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

Our Financial Statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) as described in Note 2 (Significant Accounting Policies) to the Financial Statements. All numbers are in thousands of U.S. Dollars, except numbers of units and earnings per unit.

All unit and per unit amounts presented throughout this Annual Report have been retrospectively restated to reflect the March 2019 Reverse Split.

	Year ended December 31,
	2019	2018	2017	2016	2015
Income Statement Data from continuing operations:
Revenues	$108,374	$116,894	$106,696	$104,337	$88,986
Revenues – related party	—	701	9,976	9,344	12,199
Total revenues	108,374	117,595	116,672	113,681	101,185
Expenses:
Voyage expenses (1)	2,930	9,113	4,667	3,352	3,293
Vessel operating expenses (2)	26,632	26,427	27,398	28,311	24,328
Vessel operating expenses – related party (2)	3,917	4,221	4,466	4,330	3,598
General and administrative expenses	5,502	5,713	6,236	6,253	6,586
Vessel depreciation and amortization	29,261	32,813	35,979	35,082	27,555
Impairment of vessel	—	28,805	3,282	—	—
Total operating expenses	68,242	107,092	82,028	77,328	65,360
Operating income	40,132	10,503	34,644	36,353	35,825
Interest expense and finance costs	(17,036)	(18,964)	(19,963)	(18,589)	(15,657)
Other income	1,325	850	1,114	986	1,671

	Year ended December 31,
	2019	2018	2017	2016	2015
Partnership’s net income / (loss) from continuing operations	$24,421	$(7,611)	$15,795	$18,750	$21,839
Class B Unitholders’ interest in our net income from continuing operations (13)	2,652	11,101	11,101	11,101	11,334
Deemed dividend to Class B Unitholders (13)	9,119	—	—	—	—
General partner’s interest in our net income / (loss) from continuing operations	236	(352)	86	150	210
Common unitholders’ interest in our net income / (loss) from continuing operations	12,414	(18,360)	4,608	7,499	10,295
Net income / (loss) from continuing operations allocable to limited partner per:
Common unit basic and diluted	0.68	(1.01)	0.26	0.44	0.63
Weighted–average units outstanding basic and diluted:
Common units	18,178,144	18,100,455	17,692,192	17,114,761	16,432,983
Balance Sheet Data (at end of the year):
Fixed assets (4)(5)(8)(11)	$576,891	$586,100	$657,688	$723,906	$686,526
Total assets from continuing operations(4)(5)(8)(11)	703,462	707,079	844,281	938,478	893,807
Total assets from discontinued operations(4)(5)(9)(10)(12)	—	678,166	621,935	660,127	662,068
Total long-term liabilities from continuing operations (3)(4)(5)(7)(8)(11)	231,989	254,028	301,780	432,606	424,364
Total long-term liabilities from discontinued operations (3)(4)(5)(7)(9)(10)(12)	—	134,744	107,960	146,046	132,445
Total partners’ capital (3)(4)(5)(6)(9)(10)(12)	406,737	881,314	933,405	927,757	937,820
Number of units	18,526,670	31,510,003	31,510,003	30,773,993	30,533,254
Common units	18,178,100	18,178,100	18,178,100	17,442,090	17,201,351
Class B units	—	12,983,333	12,983,333	12,983,333	12,983,333
General Partner units	348,570	348,570	348,570	348,570	348,570
Dividends declared per common unit	$1.26	$2.24	$2.24	$3.24	$6.59
Dividends declared / paid per class B unit	$0.42	$0.86	$0.86	$0.86	$0.87
Cash Flow Data:
Net cash provided by operating activities of continuing operations	45,277	60,178	65,928	86,928	66,100
Net cash (used in) / provided by investing activities of continuing operations	(6,519)	37,361	(1,679)	(74,502)	(147,344)
Net cash (used in) / provided by financing activities of continuing operations	(179,142)	(107,955)	(136,329)	(51,013)	3,586

(1)	Voyage expenses primarily consist of commissions, port expenses, canal dues and bunkers.
(2)

Vessel operating expenses consist of management fees payable to our Managers and actual operating expenses, such as crewing, repairs and maintenance, insurance, stores, spares, lubricants and other operating expenses incurred in respect of our vessels.

(3)

In April 2015, we completed an equity offering of 2,079,286 common units, including 157,143 common units sold to Capital Maritime, at a net price of $66.71 per common unit, and received net proceeds before expenses of $133.3 million. The net proceeds were used to partially prepay outstanding loans and related fees and expenses and for general partnership purposes.

(4)

On March 31, June 10, June 30 and September 18, 2015, we acquired the shares of the companies owning four vessels, namely the M/T Active, the M/V Akadimos (renamed the “CMA CGM Amazon”), the M/T Amadeus and the M/V Adonis (renamed the “CMA CGM Uruguay”) for total consideration of $230.0 million, which was funded by bank loans for a total of $115.0 million and cash on hand. The M/T Active and M/T Amadeus were part of the Tanker Business spun-off in March 2019.

(5)

On February 26, 2016, we acquired from Capital Maritime the shares of the company owning the M/V Anaxagoras (renamed the “CMA CGM Magdalena”). We funded the acquisition with the proceeds of bank loans and available cash. On October 24, 2016, we acquired from Capital Maritime the shares of the company owning the M/T Amor, an eco-type MR product tanker, for total consideration of $16.9 million consisting of $16.0 million in cash and the issuance of 40,528 new common units to Capital Maritime, reflecting the fair value of the vessel of $31.6 million and the fair value of the time charter attached to the vessel of $1.1 million, less the assumption of a $15.8 million term loan under a credit facility previously arranged by Capital Maritime with ING Bank N.V. (the “2015 credit facility”). The M/T Amor was part of the Tanker Business spun-off in March 2019.

(6)

In September 2016, we entered into an equity distribution agreement with UBS Securities LLC (“UBS”) contemplating the offering from time to time, through UBS, as our sales agent, of new common units having an aggregate offering amount of up to $50.0 million (the “ATM offering”). During the period between the launch of the ATM offering and December 31, 2016, we issued 0.2 million new common units in total translating into net proceeds of $4.5 million after payment of sales agent commission but before offering expenses. During the year ended December 31, 2017, we issued 0.7 million new common units in total translating into net proceeds of $17.8 million after payment of sales agent commission but before offering expenses.

(7)

On September 6, 2017, we entered into a loan agreement for a new senior secured term loan facility (the “2017 credit facility”) for an aggregate principal amount of up to $460.0 million. On October 2, 2017, we repaid $14.0 million outstanding under a former credit facility through available cash. On October 4, 2017, we drew the full amount of $460.0 million under the 2017 credit facility and, together with available cash of $102.2 million, fully repaid total indebtedness of $562.2 million. In connection with the DSS Transaction, on March 27, 2019, we amended the 2017 credit facility and prepaid an amount of $89.3 million thereunder. See also “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings.”

(8)

On December 22, 2017, we entered into a Memorandum of Agreement with an unrelated party for the disposal of the M/T Aristotelis at a price of $29.4 million. In connection with the sale, we recognized an impairment charge of $3.3 million in the consolidated statement of comprehensive (loss)/income for the year ended December 31, 2017, reducing the vessel’s carrying value to $28.9 million. We delivered the vessel to its buyer on April 25, 2018 and prepaid $14.4 million under the 2017 credit facility.

(9)

On January 17, 2018, we entered into a Share Purchase Agreement with Capital Maritime for the purchase of the shares of the company owning the M/T Aristaios for total consideration of $52.5 million comprised of $24.2 million in cash and the assumption of a bank loan in the amount of $28.3 million. The M/T Aristaios was part of the Tanker Business spun-off in March 2019.

(10)

On May 4, 2018, we acquired the shares of the company owning the M/T Anikitos for total consideration of $31.5 million comprised of $15.9 million in cash and the assumption of a bank loan in the amount of $15.6 million. The M/T Anikitos was part of the Tanker Business spun-off in March 2019.

(11)

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

(12)

On March 27, 2019, we completed the DSS Transaction, pursuant to which we completed the sale of our Tanker Business to DSS for a total consideration of $319.7 million. In connection with the DSS Transaction, we repaid an aggregate of $146.5 million of our debt, plus accrued interest and breakage costs. In addition, we redeemed and retired all outstanding Class B Units at 100% par value for an aggregate redemption price of $119.5 million which includes accrued dividends of $2.7 million. See “The DSS Transaction and March 2019 Reverse Split.”

(13)

On March 27, 2019, we redeemed and retired the Class B Units at 100% of par value for an aggregate redemption price of $119.5. The redemption price includes $107.7 million representing the book value of the Class B Units redeemed net of issuance costs, $9.1 million representing the difference between the book value of the Class B Units redeemed net of issuance costs and the par value (the “deemed divided”) and $2.7 million representing dividends accrued and payable to Class B unitholders as of the redemption date.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

An investment in our securities involves a high degree of risk.

Some of the risks described below relate to the industry and the countries in which we operate as of the date of this Annual Report. Please read the introductory note entitled “DSS Transaction and March 2019 Reverse Split” and “Item 4. Information on the Partnership” for information on the current scope of our operations. While we currently own 14 vessels consisting of 13 neo-panamax container vessels and one drybulk vessel, we may in the future re-enter the tanker market or enter into new markets. If that happens, we will be exposed to additional risks.

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

RISKS RELATED TO OUR INDUSTRY

We are exposed to various risks in the ocean-going container and drybulk shipping industries, which are cyclical and volatile.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates and profitability and demand for our vessels depends on a range of factors, including demand for the shipment of cargoes in containers. While containership charter rates peaked in 2005, they have not fully recovered from the negative demand shock in the years 2008 and 2009. During 2018 and 2019, charter rates for container vessels partially recovered with most of the improvement in the neo-panamax segment.

Since the second half of 2011, liner companies have experienced a substantial downturn in container shipping activity, resulting in depressed average freight rates, which has caused financial distress at a number of liner companies, including our charterers, and which could further impact them. In a number of instances, charterers have not performed under, or have requested modifications of, existing time charters.

Containership charter rates depend upon a range of factors, including changes in the supply and demand for ship capacity and changes in the supply and demand for major products transported by containerships. During 2019, demand growth in global trade has slowed down. In 2018, growth stood at 4.3%, while in 2019 growth decreased to 1.8%. The percentage of the worldwide fleet remaining idle reached 7.0% at the end of 2016 and gradually reduced to 2.0% as of the end of 2017. As of the end of 2019, the percentage of the container fleet remaining idle has increased to 6%.

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

After reaching historical highs in mid-2008, charter hire rates for drybulk carriers, such as our vessel the M/V Cape Agamemnon, have declined significantly and reached historically low levels in 2016. Capesize charter rates remained below historical averages in 2019. The M/V Cape Agamemnon is currently deployed on a period time charter until June 2020. In the future, we may be forced to re-charter the M/V Cape Agamemnon under short-term time charters, and may be exposed to changes in the spot market and short-term charter rates for capesize drybulk carriers, all of which may affect our earnings and the value of the M/V Cape Agamemnon.

The factors affecting the supply and demand for products shipped in containers and for containerships and/or drybulk vessels are outside our control and the nature, timing, direction and degree of changes in industry conditions are difficult to predict. Some of the factors that influence demand for containerships and/or drybulk vessels include:

•	supply and demand, including consumer demand, for products suitable for shipping in containers and/or drybulk products;

•	changes in global production of products transported by containerships and/or drybulk vessels;

•	seaborne and other transportation patterns, including the distances over which container and/or drybulk cargoes are transported and changes in such patterns and distances;

•	the globalization of manufacturing;

•	developments in international trade and in the market for exports of containerized goods from emerging markets, including China;

•	global and regional economic and political conditions;

•	developments in international trade including threats and/or imposition of trade tariffs, including as a result of recent events such as the United Kingdom’s departure from the European Union;

•	economic growth in China, India and other emerging markets, including trends in the market for imports of raw materials to such markets;

•	the relocation of regional and global manufacturing facilities from Asian and emerging markets to developed economies in Europe and the United States;

•	environmental and other regulatory developments;

•	currency exchange rates;

•	weather; and

•	cost of bunkers.

Some of the factors that influence the supply of containerships and/or vessel capacity for drybulk carriers include the following:

•

the number of newbuild orders and deliveries, which among other factors depend upon the ability of shipyards to meet contracted delivery dates and the ability of purchasers to finance such new acquisition;

•	the extent of newbuild vessel deferrals;

•	the scrapping rate of containerships and/or drybulk vessels;

•	newbuild prices and containership owner access to capital to finance the construction of newbuilds;

•	charter rates and the price of steel and other raw materials;

•	changes in environmental and other regulations and standards that may limit the profitability, operations or useful life of vessels;

•	the number of containerships that are slow-steaming or extra slow-steaming to conserve fuel;

•

the number of containerships and/or drybulk vessels that are off-charter, including the number of vessels that are being retrofitted with scrubbers and the number of vessels otherwise not in service (for example, as a result of vessel casualties);

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

From 2005 through the first quarter of 2010, the size of the containership order-book was at historically high levels. Although the container order-book declined compared to previous years, it still represented 10.6% of the existing worldwide fleet as at the end of January 2020. Deliveries of vessels ordered will significantly increase the size of the container fleet over the next two to three years.

An oversupply of newbuild vessels or re-chartered or idle containership capacity entering the market, combined with any decline in the demand for containerships, may depress charter rates and may decrease our ability to re-charter our containerships other than for reduced rates or unprofitable rates or to re-charter our containerships at all, which may materially and adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

A decrease in the level of export and import of goods, in particular from and to Asia, as a result of trade protectionism, economic sanctions or other factors affecting global markets, could affect demand for shipping, resulting in a material adverse impact on our charterers’ business and, in turn, a material adverse impact on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

Our operations expose us to the risk that increased trade protectionism, trade embargoes or other economic sanctions or other factors affecting global markets adversely affect our business. Governments may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping.

The United Kingdom withdrawal from the European Union on January 31, 2020, could affect the demand for global shipping. The relationship between the United Kingdom and the European Union going forward remains uncertain, as the United Kingdom and the European Union have entered into a transition period, ending December 31, 2020, to provide time for them to negotiate the details of their future relationship. There continues to be significant uncertainty about the terms under which the United Kingdom will continue to trade with the European Union after the end of the transition period and how such terms will affect international trade. In particular, there is currently no clarity on the trading arrangements with the European Union and other countries that will apply with respect to the United Kingdom after the transition period. If the transition period terminates without a trade agreement in place, the United Kingdom will lose access to trade agreements with the European Union and other countries, which will require the United Kingdom to negotiate new trade agreements with countries all around the world and may result in the imposition of tariffs on trade between the United Kingdom and other countries until such agreements are negotiated.

In the United States, the current administration has created significant uncertainty about the future relationship between the United States and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. The current U.S. administration has stated that it is seeking more favorable terms in its dealings with its trade partners and that it may resort to aggressive tactics, such as the imposition of punitive tariffs, in order to achieve these goals. In addition, the announcement of unilateral tariffs on imported products by the United States has triggered retaliatory actions from certain foreign governments and may trigger retaliatory actions by others, potentially resulting in a “trade war.”

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

Recently, China is experiencing the outbreak of a coronavirus which has already infected thousands of people, based on the latest report of the World Health Organization. No fully effective vaccines or treatments have been developed yet and effective vaccines or treatments may not be discovered in time to protect against a further spread of the virus in China, Asia or worldwide. As a result of the spread of the coronavirus, several countries have imposed quarantine checks on arriving vessels, which have caused delays in loading and delivery of cargoes and it has been reported that several charterers have invoked force majeure clauses as a result. In addition, the measures taken by the Chinese government in response to the outbreak, which included numerous factory closures and restrictions on travel, as well as potential labor shortages resulting from the outbreak, are expected to slow down production in China and in other regions relying on Chinese production or raw materials, and decrease the level of export and import of goods from such regions. The outbreak of the coronavirus has also caused shortages of labor at Chinese shipyards as well as delays in shipments of spares, and limited the ability of service engineers to attend vessels currently docked or berthed at Chinese shipyards. As a result, the outbreak might severely delay the completion of works of vessels in such shipyards including our two vessels currently passing their special survey and/or retrofitting scrubbers at shipyards in the region. Overall, it is too early to assess the full impact of the coronavirus outbreak on global markets, and particularly on the shipping industry. However the spread of the coronavirus has already added, and could continue to add pressure to shipping freight rates and, as a result, could have a material adverse impact on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

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

Containership values have been volatile over the last five years. The market values of drybulk vessels have declined. Containership values may decrease and over time may fluctuate substantially and drybulk vessel values may further decline, which may cause us to recognize losses if we sell our container vessels or the M/V Cape Agamemnon, or record impairments and affect our ability to comply with our loan covenants or refinance our debt.

The market values of drybulk vessels have generally experienced high volatility. Containership and drybulk vessel values can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic and market conditions affecting the shipping industry;

•	reduced demand for vessels, including as a result of a substantial or extended decline in world trade;

•	supply of vessels and capacity;

•	types, sizes and ages of vessels;

•

prevailing charter rates, the need to upgrade vessels as a result of charterer requirements and the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment;

•	changes in applicable environmental or other regulations or standards, including regulations or standards which relate to the reduction of greenhouse emissions;

•	prevailing newbuild prices for similar vessels;

•	prevailing demolition prices for similar vessels;

•	availability of capital for investment in vessels, including ship finance and public equity;

•

supply of containerships in the market for sale, including mass disposals of containerships controlled by financing institutions, “fire sales” of vessels by some of our competitors or other fleet-owners that may be in distress, or commercial banks foreclosing on collateral from time to time; and

•	competition from other shipping companies and the availability of other modes of transportation.

If the market values of our vessels deteriorate, we may be required to record an impairment charge in our financial statements. Furthermore, if a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, we may seek to dispose of it. Our inability to dispose of one or more of our vessels at a reasonable price however could result in a loss. A decline in the market value of our vessels could also lead to a default under our financing arrangements and limit our ability to obtain additional financing and service or refinance our debt. If any of these circumstances were to happen, our business, financial condition, results of operations, cash flows and ability to make distributions may be materially and adversely affected.

Our growth and our ability to re-charter our containerships depend on, among other things, our ability to expand relationships with existing charterers and develop relationships with new charterers, for which we will face substantial competition.

The process of obtaining new long-term time charters on containerships is highly competitive, generally involves an intensive screening process and competitive bids, and often extends for several months.

Containership charters are awarded based upon a variety of factors related to the vessel owner, including, among other things:

•	shipping industry relationships and reputation for charterer service and safety;

•	container shipping experience and quality of vessel operations, including cost effectiveness;

•	quality and experience of seafaring crew;

•	the ability to finance containerships at competitive rates and the vessel owner’s financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new vessels according to charterers’ specifications;

•	willingness to accept operational risks under the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

Competition for providing containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent vessel owners and indirect competition from state-sponsored and other major entities with their own fleets. Some of our competitors have significantly greater financial resources than we do and can operate larger fleets and may be able to offer better charter rates. An increasing number of marine transportation companies have entered the containership sector, including many with strong reputations and extensive resources and experience in the marine transportation industry. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing charterers or to develop relationships with new charterers on a profitable basis, if at all, which could harm our business, financial condition, results of operations, cash flows and ability to make cash distributions and to service or refinance our debt.

If a more active short-term or spot containership market develops, we may have more difficulty entering into medium- to long-term, fixed-rate time charters and our existing charterers may begin to pressure us to reduce our charter rates.

One of our principal strategies is to enter into medium- to long-term, fixed-rate time charters. As more containerships become available for the short-term or spot market, we may have difficulty entering into additional medium- to long-term, fixed-rate time charters for our vessels due to the increased supply of vessels and possibly lower rates in the spot market. As a result, our cash flows may be subject to instability in the long term. Currently, three of our container vessels are chartered for less than two years. A more active short-term or spot containership market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flows in periods when the market price for vessels is depressed or us having insufficient funds to cover our financing costs for related vessels. In addition, the development of an active short-term or spot containership market could affect rates under our existing time charters as our current charterers may begin to pressure us to reduce our rates.

A negative change in the economic conditions in Asia, especially in China, Japan or India, could reduce drybulk trade and demand, which would affect charter rates and have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distribution and service or refinance our debt.

A significant number of the port calls made by Capesize bulk carriers involve the loading or discharging of raw materials in ports in Asia, particularly China, Japan and India. In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main force driving demand for drybulk vessels. If economic growth declines in China, Japan, India and other countries in Asia, we may face decreases in drybulk trade and demand. Moreover, slowdowns in the United States or the economies of the European Union, as occurred following the financial crisis, may adversely affect economic growth in China, Japan, India and other Asian countries. A negative change in economic conditions in any Asian country, particularly China, Japan or India, could reduce demand for Capesize bulk carriers and, as a result, charter rates, and affect our ability to re-charter the M/V Cape Agamemnon at a profitable rate or at all and have a material adverse effect on our business, financial position, results of operations, cash flows and ability to make cash distribution and service or refinance our debt.

An oversupply of drybulk vessel capacity may lead to reductions in charter rates and profitability.

The number of drybulk vessels on order as of the start of February 2020 was estimated by market sources to be approximately 9.9% of the then-existing global drybulk fleet in dwt terms, with deliveries expected mainly during the next 24 months, although available data with regard to cancellations of existing newbuild orders or delays in newbuild deliveries are not always accurate or may not be readily available.

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

With a drybulk vessel, the cargo itself and its interaction with the vessel may create operational risks. By their nature, drybulk cargoes are often heavy, dense and easily shifted, and they may react badly to water exposure. In addition, drybulk vessels are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach while at sea. Breaches of a drybulk vessel’s hull may lead to the flooding of the vessel’s holds. If a drybulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we or Capital Ship Management do not adequately maintain the M/V Cape Agamemnon, we may be unable to prevent these events. The occurrence of any of these events could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make distributions and service or refinance our debt.

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

The growth of our business depends upon a variety of factors, some of which we cannot control. These factors include, among other things, our ability to:

•	capitalize on opportunities in the markets in which we operate by fixing period charters for our vessels at attractive rates;

•	obtain required financing and access to capital markets for new and existing operations;

•	identify additional new markets;

•	identify vessels and/or shipping companies for acquisitions;

•	complete accretive transactions;

•	integrate any acquired businesses or vessels successfully with existing operations;

•	hire, train and retain qualified personnel to manage, maintain and operate our business and fleet;

•	comply with existing and new regulations, such as those imposed by the IMO 2020 and the Ballast Water Management Convention; and

•	maintain our commercial and technical management agreements with our Managers or other competent managers.

We may not be able to acquire newly built or secondhand vessels on favorable terms, which could impede our growth and negatively impact our financial condition and ability to pay cash distributions. We may not be able to contract for newbuilds or locate suitable vessels or negotiate acceptable construction or purchase contracts with shipyards and owners, or obtain financing for such acquisitions on economically acceptable terms, or at all.

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

Our container vessels that are chartered to Hyundai Merchant Marine Co Ltd. (“HMM”), Mediterranean Shipping Co. S,A. (“MSC”), Hapag-Lloyd Aktiengesellschaft (“Hapag-Lloyd”) and CMA CGM are each currently employed under medium-to-long-term time charters. Similarly, the M/V Cape Agamemnon is currently under a time charter to COSCO Bulk Carrier Co. Ltd. (“COSCO”), a member of China COSCO Shipping (Group) Company (“COSCO Group”), which commenced in July 2010 with earliest expiry date of June 2020.

Given that the rates we charge to these charterers are in certain cases significantly higher than the current period rates, failure to perform by any of them could result in a significant loss of revenues, which may materially and adversely affect our business, financial condition, results of operation, cash flows and our ability to maintain cash distributions and service or refinance our debt. We could lose these charterers or the benefits of the charters if, among other things:

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

In the event we lose the benefit of the charters with HMM, CMA CGM,MSC, Hapag-Lloyd or COSCO prior to their respective expiration date, we would have to re-charter the vessels at the then prevailing charter rates. In such event, we may not be able to obtain competitive or profitable rates for these vessels or we may not be able to re-charter these vessels at all and our business, financial condition, results of operation, cash flows and ability to make distribution and service or refinance our debt may be materially and adversely affected.

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

For example, HMM, the charterer of five of our container vessels, completed a financial restructuring in July 2016. In connection with this restructuring, we agreed a reduction of the charter rate payable to us of 20% to $23,480 per day (from a gross daily rate of $29,350) for a three and a half year period ended in December 2019. Furthermore, CMA-CGM, the charterer of three of our container vessels, was under financial stress in 2016, in part following its acquisition of Neptune Orient Lines Limited (NOL) and reported a $427.4 million net loss for the year ended December 31, 2016, and COSCO has faced financial difficulties in the past, and could face further financial strains in the future.

If one of our charterers defaults on our time charters for any reason, we may be unable to redeploy the vessel previously employed by such charterer on similarly favorable or competitive terms or at all. Also, we will incur expenses to maintain and insure the vessel but will not receive any revenue if a vessel remains idle before being re-chartered.

A number of our charterers are private companies and we may have limited access to their financial affairs, which may result in us having limited information on their financial strength and ability to meet their financial obligations.

A failure of our charterers to comply with the terms of their respective charters, and our inability to replace such charters at minimum charter rates and maintain minimum financial ratios may result in an event of default under our financing arrangements. The loss of our charterers or a decline in payments under our time charters could have a material adverse effect on our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt.

We currently derive all of our revenues from a limited number of charterers and the loss of any charterer or charter or vessel could result in a significant loss of revenues and cash flows.

We have derived, and expect that we will continue to derive, all of our revenues and cash flows from a limited number of charterers. For the year ended December 31, 2019, after giving effect to the DSS Transaction, our charterers who individually accounted for more than 10% of total revenues were HMM and CMA CGM, who accounted for 40% and 39% of our revenues, respectively.

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

We depend on our Managers, which are privately held companies for the commercial and technical management of our fleet. If, for any reason, our Managers are unable to provide us with the necessary level of services to support and expand our business or qualify for long-term charters, our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt may be materially affected.

Our Managers, Capital Ship Management and Capital-Executive are privately held companies. Neither Capital Ship Management nor Capital-Executive is part of the group of companies controlled by Capital Maritime and, accordingly, neither benefits from the financial and operational support of Capital Maritime as parent company.

Under the arrangements we have with our Managers, they provide us with significant commercial and technical management services, including the commercial and technical management for all our vessels, class certifications, vessel maintenance, crewing, procurement, insurance and shipyard supervision, as well as administrative, financial and other support services. Please read “Item 4. Information on the Partnership—B. Business Overview—Our Management Agreements.” Accordingly, our operational success and ability to execute our growth strategy depend significantly upon our Managers’ satisfactory performance of these services.

Furthermore, our success in securing new charters and expanding our relationships with charterers depend largely on our Managers’ reputation, relationships in the shipping industry and ability to qualify for long-term business with major charterers.

If our Managers’ reputation or industry relationships are harmed, justifiably or not, or if our Managers do not perform satisfactorily under our management agreements, our ability to renew existing charters upon their expiration, obtain new charters, successfully interact with shipyards during periods of shipyard construction constraints, obtain financing on commercially acceptable terms, access capital markets, or maintain satisfactory relationships with suppliers and other third parties may be materially affected.

If any of the above risks were to happen, our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt may be materially affected.

The fees and expenses we pay to our Managers for services provided to us are substantial, fluctuate, cannot be easily predicted and may reduce our cash available for distribution to our unitholders.

In the light of the floating fee structure of our management agreements, any increase in the costs and expenses associated with the provision of our Managers’ services, by reason, for example, of the condition and age of our vessels, costs of crews for our time chartered vessels and insurance, will be borne by us.

Expenses incurred to manage our fleet depend upon a variety of factors, many of which are beyond our or our Managers’ control. Some of these costs, primarily relating to crewing, insurance and enhanced security measures, have increased in the past and may continue to increase in the future. Rises in any of these costs, to the extent charged to us, will reduce our earnings, cash flows and the amount of cash available for distribution to our unitholders.

Fees charged by our Managers and compensation for expenses and liabilities incurred on our behalf, as well as the costs associated with future drydockings or intermediate surveys on our vessels, can be significant. Accordingly, these fees and expenses may adversely affect our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt.

We depend on our General Partner, a private company under the ownership of Mr. Miltiadis E. Marinakis, for the day-to-day management of our affairs. The change of ownership of our General Partner may affect the way we and our operations are managed and our relationships with our charterers and other counterparties.

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

Shipping has been, and will remain, heavily regulated. Concerns for the environment have led charterers to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, in addition to factors discussed under “—Our growth and our ability to re-charter our containerships depend on, among other things, our ability to expand relationships with existing charterers and develop relationships with new charterers, for which we will face substantial competition” the following factors may be considered when awarding such contracts, including:

•	office assessments and audits of the vessel operator;

•	the operator’s environmental, health and safety record;

•	compliance with the standards of the International Maritime Organization;

•	compliance with heightened industry standards;

•	shipping industry relationships, reputation for customer service, technical and operating expertise; and

•	compliance with the charterer’s codes of conduct, policies and guidelines, including transparency, anti-bribery and ethical conduct requirements and relationships with third parties.

Should either Capital Maritime or our Managers not continue to successfully clear major charterers’ risk assessment processes on an ongoing basis, our vessels’ present and future employment, as well as our relationship with our existing charterers and our ability to obtain new charterers, whether medium- or long-term, could be adversely affected. Such a situation may lead to major charterers’ terminating existing charters and refusing to use our vessels in the future, which would adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

As our vessels come up for their scheduled drydockings or for the installation of ballast water treatment systems (“BWTS”) or scrubbers, the number of off-hire days of our fleet will increase and we will incur expenses related to the drydockings and, as a result, our cash available for distribution to our unitholders may decrease.

As of the date of this Annual Report, five of our vessels have been retrofitted with scrubbers, one has been retrofitted with a BWTS, while one is currently being retrofitted with a scrubber and one is being retrofitted with both a scrubber and a BWTS. We expect that one additional vessel will be retrofitted with a BWTS during 2020. We may decide to retrofit the rest of our fleet with scrubbers and BWTS in 2020 and/or 2021, subject to market developments and shipyard availability. In particular, we have experienced, and may continue to experience, delays in installation works as a result of the recent coronavirus outbreak. The installation of scrubber equipment requires the vessel to be drydocked and incur off-hire days. We estimate that the installation of a scrubber (without any unforeseen delays such as those caused by the coronavirus outbreak) requires 40 to 75 off-hire days per vessel. Certain of our charters, such as those with HMM, may limit the maximum amount of off-hire days per vessel for scrubber installation irrespective of the actual retrofit period.

In addition to the installation of scrubbers or other equipment, such as BWTS, we may decide to put a vessel into drydock before the scheduled drydocking date in anticipation of regulatory changes, opportunities in the charter market or if we deem that, due to the location of the vessel, it will be less costly to put the vessel into drydock at the time.

Once one of our vessels is drydocked, it is automatically considered to be off-hire for the duration of the special or intermediate survey or drydocking, which means that for such period of time that vessel will not be earning any revenues. During that period, we however may incur, or may be required to reimburse our applicable Manager for, on-going operating expenses or other expenses related to the drydock. Accordingly, drydocking may materially affect our cash available for distribution to our unitholders.

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

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. In cases, where the unexpected off-hire period exceeds the maximum allowed under the respective charter party, the charterer may elect to terminate the charter party. Furthermore, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss, which could negatively impact our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

As our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters, comply with debt covenants or raise financing. In addition, if we purchase and operate second hand vessels, we will be exposed to increased operating costs, which could adversely affect our results of operations.

Our fleet of 14 vessels (including the three neo-panamax container vessels acquired in January 2020) had an average age of approximately 7.8 years as at January 31, 2020, although two of our container vessels were built in 2006 and 2007 and our drybulk vessel was built in 2010. See “Item 4. Information on the Partnership—B. Business Overview—Our Fleet.”

In general, the costs of maintaining a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. In addition, cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Older vessels might also require higher capital expenditure to comply with regulations that came into force after their construction and their values might depreciate faster than more modern vessels. As a result, an ageing fleet might affect our ability to remain in compliance with debt covenants and/or raise financing.

In particular, six of our vessels are not “eco-type” designs. Recent orders of container and drybulk vessels are based on new designs purporting to offer material bunker savings compared to older designs and greater carrying capacity. Such savings could result in a substantial reduction of bunker cost for charterers on a per unit basis. As the supply of “eco-type” vessels increases, if charterers prefer such vessels over our vessels that are not classified as such, this may reduce demand for our non-“eco-type” vessels, impair our ability to re-charter such vessels at competitive rates or at all. This could adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions and service our debt.

If we purchase secondhand vessels, we will not have the same knowledge about their condition as the knowledge we have about the condition of the vessels that were built for and operated solely by us. Generally, we will not receive the benefit of warranties from the builder for any secondhand vessel that we may acquire.

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

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic marine disaster could exceed our insurance coverage. Any uninsured or underinsured loss could harm our business, financial condition, results of operations, cash flows, and ability to make cash distributions and service or refinance our debt. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations.

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

Cover for third party liability incurred in consequence of commercial operations is provided through membership in P&I Associations. P&I Associations are mutual insurance associations whose members must contribute proportionately to cover losses sustained by all the association’s members who remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the association. Claims submitted to the associations include those incurred by its members but also claims submitted by other P&I Associations under claims pooling agreements. The P&I Associations to which we belong may not remain viable, and we may become subject to additional funding calls which could adversely affect us.

The crew employment agreements that manning agents enter into on behalf of our Managers, may not prevent labor interruptions, and the failure to renegotiate these agreements or to successfully attract and retain qualified personnel in the future may disrupt our operations and adversely affect our cash flows.

The collective bargaining agreement between our Managers and the Pan-Hellenic Seamen’s Federation, effective August 1, 2019, expires on July 31, 2020. This collective bargaining agreement may not prevent labor interruptions and it is subject to renegotiation in the future. Although we believe that our relations with our employees are satisfactory, no assurance can be given that we will be able to successfully extend or renegotiate our collective bargaining agreement when it expires. If we fail to extend or renegotiate our collective bargaining agreement, if disputes with our union arise, or if our unionized workers engage in a strike or other work stoppage or interruption, we could experience a significant disruption of our operations, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay cash distributions and service or refinance our debt.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In certain cases, maritime claimants may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages of its manager. In many jurisdictions, a maritime lienholder may enforce its lien by “arresting” or “attaching” a vessel through foreclosure proceedings. In addition, in jurisdictions where the “sister ship” theory of liability applies, a claimant may arrest the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own. The arrest or attachment of one or more of our vessels could result in significant costs of discharging the maritime lien, loss of earnings for the related off-hire period and other expenses and negatively affect our reputation, which could negatively affect the market for our common units and adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

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

If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones or “listed areas”, premiums payable for insurance coverage for our vessels could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred due to the deployment of onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. Although we believe we are adequately insured to cover loss attributable to such incidents, there is still a risk that they result in significant unrecoverable loss which could have a material adverse effect on us.

Political and government instability can affect the industries in which we operate, which may adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to make cash distributions and service or refinance our debt may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks and the continuing response of countries to these attacks, as well as other current and future conflicts, contribute to world economic instability and uncertainty in global financial markets. Terrorist attacks and political instability could result in increased volatility of the financial markets in the United States and globally, and could negatively impact the U.S. and world economy, potentially leading to an economic recession. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

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

When our vessels are trading on period charters, our charterers are responsible for the cost of fuel in the form of bunkers. However if we trade our vessels in the spot market or they are off-hire or during the vessels’ drydocking, we are responsible for the cost of bunkers consumed, which can be a significant vessel expense. Spot charter arrangements generally provide that the vessel owner, or pool operator where relevant, bear the cost of fuel. Because we do not, and do not intend to, hedge our fuel costs, an increase in the price of fuel beyond our expectations may adversely affect our profitability, cash flows and ability to pay cash distributions and service or refinance our debt. The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments, supply and demand for oil and gas, actions by members of the Organization of the Petroleum Exporting Countries (also known as OPEC) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Changes in the actual price of fuel at the time the charter is to be performed could result in the charter being performed at a significantly greater cost than originally anticipated and may result in losses or diminished profits.

In addition, a global 0.5% sulphur cap on marine fuels imposed by the International Maritime Organization came into force on January 1, 2020, as stipulated in 2008 amendments to Annex VI to the International Convention for the Prevention of Pollution from ships (“MARPOL”). See “—Regulatory Risks—The maritime transportation industry is subject to substantial environmental and other regulations and international standards, which have become stricter over time and which may significantly limit our operations, result in substantial penalties or increase our expenditures.” A potential shortage of low sulphur marine fuels could drive prices upwards, which could adversely affect our profit margins if our vessels are being chartered on the spot market or are off-hire or the profit margins of our charterers.

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

The efficient operation of our business is dependent on information technology systems and networks, which are provided by our Managers. Our operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety or operation of our vessels, or lead to unauthorized release of information or alteration of information on our systems. Any such attack or other breach of our information technology systems could have a material adverse impact on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

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

If we finance the purchase of any additional vessels or businesses we acquire in the future through cash from operations, by increasing our indebtedness or by issuing debt or equity securities, our ability to make or increase our cash distributions may be diminished, our financial leverage could increase or our unitholders could be diluted. In addition, if we expand the size of our fleet by directly contracting newbuilds in the future, we will generally be required to make significant installment payments for such acquisitions prior to their delivery and generation of any revenue.

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

If we enter into contracts for newbuilds directly with shipyards, we generally will be required to make installment payments prior to their delivery. We typically must pay between 5% and 25% of the purchase price of a vessel upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately 18–36 months later for current orders), which could reduce cash available for distributions to unitholders.

To fund the acquisition of a vessel or a business or other related capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for distributions to unitholders. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. Incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to fund our quarterly distributions to unitholders, which could have a material adverse effect on our ability to increase or make cash distributions.

We are in the process of retrofitting scrubbers and ballast water treatment systems on a number of our vessels. Failure of the scrubber or ballast water treatment equipment to operate effectively could have a material adverse impact on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

As of the date of this Annual Report, five of our vessels have been retrofitted with scrubbers, one has been retrofitted with a BWTS, while one is currently being retrofitted with a scrubber and one is being retrofitted with both a scrubber and a BWTS. We expect that one additional vessel will be retrofitted with a BWTS during 2020. We may decide to retrofit the rest of our fleet with scrubbers and BWTS in 2020 and/or 2021, subject to market developments and yard availability. Marine scrubber technology, and to a certain extent BWTS technology, is relatively untested and failure of the equipment to operate effectively after installation might affect our ability to comply with regulatory requirements and/or our charter party agreements, which could have a material adverse impact on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

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

However, asset impairments, financial stress, enforcement actions and credit rating pressures experienced in recent years by financial institutions, in particular in the wake of the 2008 financial crisis, combined with a general decline in the willingness of financial institutions to extend credit to the shipping industry due to depressed shipping rates and the deterioration of asset values that have led to losses in many banks’ shipping portfolios, as well as changes in overall banking regulations (including, for example, Basel III) have severely constrained the availability of credit supply for shipping companies such as us. For example, following heavy losses in its shipping portfolio and at the EU Commission’s behest, one of our main lenders, state-backed Hamburg Commercial Bank AG (“HCOB”), was mandatorily privatized.

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

As of December 31, 2019, our total debt was $262.4 million under the 2017 credit facility. Following the acquisition of the three neopanamax vessels M/Vs Athos, Aristomenis and Athenian through a combination of cash from operations and issuance of debt in January 2020, as well as the intended refinancing of the 2017 credit facility in March 2020 our total debt is expected to be $405.6 million. Please also refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings.”

Our leverage and amounts required to service our debt and leasing obligations could have a significant impact on our operations, including the following:

•

principal amortization under our financing arrangements may restrict our ability to pay cash distributions to our unitholders, to manage ongoing business activities and to pursue new acquisitions, investments or capital expenditures;

•

our indebtedness will have the general effect of reducing our flexibility to react to changing business and economic conditions and, therefore, may pose substantial risks to our business and our unitholders;

•

in the event that we are liquidated, our creditors (senior or, if any, subordinated) and creditors (senior or, if any, subordinated) of our subsidiaries will be entitled to payment in full prior to any distributions to our unitholders; and

•

our ability to secure additional financing, or to refinance our existing financing arrangements, may be substantially restricted by the existing level of our indebtedness and the restrictions contained in them.

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

Our financing arrangements contain, and we expect that any new or amended credit facilities or other financing arrangements we may enter into in the future will contain, restrictive covenants, which may limit our business and financing activities, including our ability to make cash distributions.

Operating and financial restrictions and covenants under our existing financing arrangements and any new financing arrangements we may enter into in the future could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, our current financing arrangements require the consent of our lenders to, or limit our ability to, among other things:

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

Our existing financing arrangements also require us to comply with the International Safety Management Code and to maintain valid safety management certificates and documents of compliance at all times. Our financing arrangements require us to comply with certain financial covenants:

•	to maintain minimum free consolidated liquidity of at least $500,000 per collateralized vessel;

•	to maintain a ratio of EBITDA (as defined in each credit facility) to net interest expense of at least 2.00 to 1.00 on a trailing four quarter basis; and

•	not to exceed a specified maximum leverage ratio in the form of a ratio of total net indebtedness to (fair value adjusted) total assets of 0.75.

In addition, our financing arrangements require that we maintain a minimum security coverage ratio, usually defined as the ratio of the market value of the collateralized vessels or vessel and net realizable value of additional acceptable security to our outstanding liabilities of 125% or, under our financing arrangement with CMB Financial Leasing Co., Ltd, 120%.

Our financing arrangements prohibit the payment of distributions are not in compliance with certain of these financial covenants or security coverage ratios or upon the occurrence of any other event of default.

Our ability to comply with the covenants and restrictions contained in our financing arrangements may be affected by events beyond our control, including prevailing economic, financial and industry conditions, interest rate developments, changes in the funding costs of our financing institutions and changes in vessel earnings and asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our financing arrangements, or if we trigger a cross-default currently contained in our financing arrangements, we may be forced to suspend our distributions, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment (if any) to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under certain of our financing arrangements are secured by our vessels or through the ownership of the vessels, and if we are unable to repay, or otherwise default on, our obligations under our financing arrangements, the lenders could seek to take control of these assets.

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios described above. The global economic downturn that occurred within the past several years, depressed shipping markets, lack of capital in the industry and prolonged overcapacity had an adverse effect on vessel values. If the estimated asset values of our vessels decrease, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our financing arrangements, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt.

If we are in breach of any of the terms of our financing arrangements, a significant portion of our obligations may become immediately due and payable. This could affect our ability to execute our business strategy or make cash distributions.

A default under our financing arrangements could result in foreclosure on any of our vessels and other assets secured under the 2017 credit facility or a loss of our rights as lessee under our lease financing arrangements.

To the extent that cash flows are insufficient to make required service payments under our credit facilities or lease payments under our lease financing arrangements or asset cover is inadequate due to a deterioration in vessel values, we will need to refinance some or all of the principal outstanding under our credit facilities or our leasing liabilities, replace it with alternate credit arrangements or provide additional security. We may not be able to refinance or replace our bank debt or provide additional security at the time they become due.

In the event we default under our financing arrangements or we are not able to refinance our existing loan and leasing obligations with new financing arrangements on commercially acceptable terms, or if our operating results are not sufficient to service current or future indebtedness, or to make relevant principal or lease repayments if necessary, we may be forced to take actions such as reducing or eliminating distributions, reducing or delaying business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing debt and leasing obligations, or seeking additional equity capital or bankruptcy protection. In addition, the terms of any refinancing or alternate financing arrangement may restrict our financial and operating flexibility and our ability to make cash distributions.

We may not be able to reach agreement with our financiers to amend the terms of the then existing financing arrangements or waive any breaches and we may not have, or be able to obtain, sufficient funds to make any accelerated payments, which could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Events of default under our financing arrangements include:

•	failure to pay principal or interest when due;

•

breach of certain undertakings, negative covenants and financial covenants contained in the financing arrangements, any related security document or guarantee or the interest rate swap agreements (if any), including failure to maintain unencumbered title to any of the vessel-owning subsidiaries or any of the assets of the vessel-owning subsidiaries and failure to maintain proper insurance;

•

any breach of the financing arrangements, any related security document or guarantee or the interest rate swap agreements (if any) (other than breaches described in the preceding two bullet points) if, in the opinion of the lenders or lessors under our lease financing arrangements, such default is capable of remedy and continues unremedied following prior written notice of the lenders for a period of 14 days;

•

any breach of representation, warranty or statement made by us in the credit facilities or lease financing arrangements or related security document or guarantee or the interest rate swap agreements (if any);

•	a cross-default of our other indebtedness of $5.0 million or greater;

•	our inability, in the reasonable opinion of the lenders or lessors under our lease financing arrangements, to pay our debts when due;

•	any form of execution, attachment, arrest, sequestration or distress in respect of a sum of $5.0 million or more that is not discharged within 10 business days;

•	an event of insolvency or bankruptcy;

•	cessation or suspension of our business or of a material part thereof;

•

unlawfulness, non-effectiveness or repudiation of any material provision of our credit facilities or lease financing arrangements, of any of the related finance and guarantee documents or of our interest rate swap agreements;

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

•

failure by key charter parties, such as HMM and Hapag- Lloyd, or other charterers we may have from time to time, to comply with the terms of their charters to the extent that we are unable to replace the charter in a manner that meets our obligations under the financing arrangements; or

•

any other event that occurs or circumstance that arises in light of which our financiers under our financing arrangements reasonably consider that there is a significant risk that we will be unable to discharge our liabilities under our financing arrangements, related security and guarantee documents or interest rate swap agreements.

Certain dealings in connection with sanctioned countries could also trigger a mandatory prepayment event. See “—Regulatory Risks—Our vessels may be chartered or sub-chartered to parties, or call on ports, located in countries that are subject to restrictions and sanctions imposed by the United States, the European Union and other jurisdictions.”

We anticipate that any subsequent refinancing of our debt could have similar or more onerous restrictions. Please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings—Our Financing Arrangements” for further information on our existing facilities.

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

We cannot predict the effect of the potential changes to LIBOR or the establishment and use of alternative rates or benchmarks. Our existing financing arrangements provide for the use of replacement rates if LIBOR is discontinued. We are in the process of evaluating the impact of LIBOR discontinuation on us. Such replacement rates could be higher or more volatile than LIBOR prior to its discontinuation. The full impact of the expected transition away from LIBOR and the potential discontinuation of LIBOR after 2021 is unclear, but these changes could adversely affect our cash flow, financial condition and results of operations. We may need to renegotiate our financing arrangements or incur indebtedness to refinance our debt, all of which may materially and adversely affect our financial condition and ability to make cash distributions.

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

With regard to Iran, on August 6, 2018, President Trump issued Executive Order 13846, which reinstates provisions of certain Executive Orders that had been revoked in January 2016 to implement the Joint Comprehensive Plan of Action (“JCPOA”) agreed to by the five permanent members of the United Nations Security Council, plus Germany, Iran and the European Union. As of November 5, 2018, following the conclusion of the 90- and 180-day “wind-down” periods for activities permitted under or consistent with the JCPOA, all U.S. sanctions (both primary and secondary) that had been waived or lifted under the JCPOA were re-imposed and fully effective.

We are mindful of the restrictions contained in the various economic sanctions programs and embargo laws administered by the United States, the European Union and other jurisdictions that limit the ability of companies and persons from doing business or trading with targeted countries and persons and entities. We believe that we are currently in compliance with all applicable economic sanctions laws and regulations. We generally do not do business in sanctions-targeted jurisdictions unless an activity is authorized by the appropriate governmental or other sanctions authority. We and our general partner and its affiliates have not entered into agreements or other arrangements with the governments or any governmental entities of sanctioned countries, and we and our general partner and its affiliates do not have any direct business dealings with officials or representatives of any sanctioned governments or entities. In addition, our charter agreements include provisions that restrict trades of our vessels to countries or to sub-charterers targeted by economic sanctions unless such trades involving sanctioned countries or persons are permitted under applicable economic sanctions and embargo regimes. Although we have various policies and controls designed to help ensure our compliance with these economic sanctions and embargo laws, it is nevertheless possible that third-party charterers of our vessels, or their sub-charterers, may arrange for vessels in our fleet to call on ports located in one or more sanctioned countries. In order to help maintain our compliance with applicable sanctions and embargo laws and regulations, we monitor and review the movement of our vessels, as well as the cargo being transported by our vessels, on a continuing basis. In 2019, none of the vessels in our fleet made any port calls in Crimea, Cuba, North Korea, Iran, Sudan or Syria.

Notwithstanding the above, it is possible that new, or changes to existing, sanctions-related legislation or agreements may impact our business. In addition, it is possible that the charterers of our vessels may violate applicable sanctions, laws and regulations, using our vessels or otherwise, and the applicable authorities may seek to review our activities as the vessel owner. Moreover, although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, the scope of certain laws may be unclear, may be subject to changing interpretations or may be strengthened or otherwise amended. Any violation of sanctions or engagement in sanctionable conduct could result in fines, sanctions or other penalties, and could negatively affect our reputation and result in some investors deciding, or being required, to divest their interest, or not to invest, in our common units. Finally, future expansion of sanctions or the imposition of sanctions on other jurisdictions could prevent our vessels from making any calls at certain ports, which potentially could have a negative impact on our business and results of operations.

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

We have incurred, and may continue to incur significant costs in complying with the requirements of the U.S. Sarbanes-Oxley Act of 2002. If management is unable to continue to provide reports as to the effectiveness of our internal control over financial reporting or our independent registered public accounting firm is unable to continue to provide us with unqualified attestation reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common units. We anticipate that we will continue to incur incremental general and administrative expenses as a publicly traded limited partnership taxed as a corporation.

As a publicly traded limited partnership, we are required to comply with the SEC’s reporting requirements and with corporate governance and related requirements of the U.S. Sarbanes-Oxley Act of 2002, the SEC and the Nasdaq Global Select Market, on which our common units are listed. Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (“SOX 404”) requires that we evaluate and determine the effectiveness of our internal control over financial reporting on an annual basis and include in our reports filed with the SEC our management’s assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent registered public accounting firm. Capital Ship Management provides substantially all of our financial reporting and we depend on the procedures they have in place. If, in such future annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified attestation report as to the effectiveness of our internal control over financial reporting as required by SOX 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common units.

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

Our operations are affected by extensive and increasingly stringent international, national and local environmental protection laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration. Many of these requirements are designed to reduce the risk of oil spills, limit air emissions and other pollution, and to reduce potential negative environmental effects associated with the maritime industry in general. Further legislation, or amendments to existing legislation, applicable to international and national maritime trade is expected over the coming years relating to environmental matters. See “Item 4. Information on the Partnership—B. Business Overview—Regulation” for more information on regulation applicable to our business.

These requirements can affect the resale value or useful lives of our vessels, increase operational costs, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, decrease profitability, lead to decreased availability of insurance coverage for environmental risks or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Significant expenditures for the installation of additional equipment or new systems on board our vessels may be required in order to comply with existing or future environmental regulations. In addition we may incur significant additional costs in meeting new maintenance, training and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether.

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

Furthermore, as a result of marine accidents, we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. Future incidents may result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and which could have a material adverse effect on our business, financial condition, operating results and ability to make cash distributions and to service or refinance our debt and leasing liabilities.

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

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to have its underwater parts inspected by class every two to three years, but for vessels subject to enhanced survey requirements and above 15 years of age, its underwater parts must be inspected in drydock.

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

Our distribution policy from time to time will depend on, among other things, shipping market developments and the charter rates we are able to negotiate when we re-charter our vessels, our cash earnings, financial condition and cash requirements, and could be affected by a variety of factors, including increased or unanticipated expenses, the loss of a vessel, required capital expenditures, reserves established by our board of directors, refinancing or repayment of indebtedness, additional borrowings, compliance with the covenants in our financing arrangements, our anticipated future cost of capital, access to financing and equity and debt capital markets, including for the purposes of refinancing or repaying existing indebtedness, and asset valuations. Our distribution policy may be changed at any time, and from time to time, by our board of directors.

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

In light of the factors described above and elsewhere in this Annual Report, there can be no assurance that we will pay any distributions on our units.

Completion of the DSS Transaction may impact your investment in us.

Before completion of the DSS Transaction, we owned a diversified fleet of 36 vessels across the crude and product tanker, container and drybulk markets. As part of the DSS Transaction, we spun off all of our 25 crude and product tankers. We now own a fleet consisting of 13 neo-panamax container carrier vessels, following the acquisition of three neo-panamax container vessels in January 2020, and one capesize bulk carrier. Accordingly, our market capitalization has decreased significantly.

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

Mr. Evangelos M. Marinakis is the chairman of Capital Maritime, our sponsor. In addition, as of the date of this Annual Report, the Marinakis family, including Mr. Evangelos M. Marinakis, may be deemed to beneficially own an 18.4% interest in us, through its beneficial ownership of, among other entities, Capital Maritime and Crude Carriers Investments Corp. (“Crude Carriers Investments”). Furthermore, Mr. Miltiadis E. Marinakis, Mr. Evangelos M. Marinakis’s son, is the owner of Capital GP L.L.C., our General Partner.

Mr. Evangelos M. Marinakis holds significant other interests in Greece and abroad. Among other things, Mr. Marinakis is the principal owner of Olympiacos, a Greek professional football team, and the Nottingham Forest football club in England. Mr. Marinakis also owns the Greek media company Alter Ego Media S.A. Furthermore, Mr. Marinakis is a member of the Piraeus city council.

Mr. Marinakis has been the subject of intense and at times negative media scrutiny in Greece, and has been and still is the subject of criminal investigations by the Greek authorities. In addition, in November 2017, Mr. Marinakis was indicted, together with 27 other individuals, for the charge of match-fixing in respect of two soccer matches, as well as, together with seven other individuals, for the attendant charge of joint criminal enterprise. The trial on this matter is currently underway and is expected to conclude in the coming months. Mr. Marinakis has advised us that he does not believe that the pending investigations and proceedings will result in any penalties affecting any of his shipping businesses.

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

Please read “—Risks Related to our Business and Operations—We depend on our General Partner, a private company under the ownership of Mr. Miltiadis E. Marinakis, for the day-to-day management of our affairs. The change of ownership of our General Partner may affect the way we and our operations are managed and our relationships with our charterers and other counterparties.”

Our General Partner, which may have conflicts of interest, has limited fiduciary and contractual duties, which may permit it to favor its own interests or the interest of its affiliates or related persons to the detriment of other unitholders.

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

Although a majority of our directors are elected by common unitholders, our General Partner has a substantial influence on decisions made by our board of directors. Please read “Item 6. Directors, Senior Management and Employees.”

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

Please also read “—Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning 5% or more of our units ” for information on additional restrictions imposed by our partnership agreement.

Capital Maritime and its affiliates may engage in competition with us.

The omnibus agreement that we and Capital Maritime have entered into imposes certain mutual restrictions on the acquisition, ownership and operations, and provides for certain rights of first refusal in respect, of product and crude oil tankers. The omnibus agreement however contains significant exceptions. It also does not apply to container and drybulk vessels and other shipping markets. Accordingly, Capital Maritime and its controlled affiliates have significant ability to compete with us, which could harm our business. Please read “Item 7. Major Unitholders and Related Party Transactions—B. Related-Party Transactions” for further information.

Our Managers may provide management services to other shipping companies and may face conflicts between our interests and the interests of such other shipping companies.

Capital Ship Management and Capital Executive may provide management services to shipping companies other than us. In particular, Capital Ship Management will continue to assume the commercial and technical management of the Tanker Business we contributed to DSSI for a period of five years following completion of the DSS Transaction under separate arrangements that Capital Ship Management entered into with DSSI.

The ability of our Managers to serve other shipping companies may raise conflicts of interest. For example, if we were to acquire crude or product tanker vessels, our interest in securing new charters or extending existing charters may conflict with those of DSSI. Capital Ship Management could be inclined to allocate charters in a manner that increases the compensation that it may receive rather than based on our best interests. If that were to happen, our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt may be materially affected.

We currently do not have any officers and rely, and expect to continue to rely, solely on officers of our General Partner, who face conflicts in the allocation of their time to our business.

Our board of directors has not exercised its power to appoint officers of the Partnership to date, and, as a result, we rely, and expect to continue to rely, solely on the officers of our General Partner, who are not required to work full-time on our affairs and who also work for Capital Maritime, Capital Ship Management and/or their respective affiliates.

For example, our General Partner’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer are also executive officers or employees of Capital Maritime. Capital Maritime and our Managers each conduct substantial businesses and activities of their own in which we have no economic interest.

As a result, there could be material competition for the time and effort of the officers of our General Partner who also provide services to Capital Maritime, Capital Ship Management and/or their respective affiliates, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

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

We hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders (excluding Capital Maritime and its affiliates) elect five of the eight members of our board of directors. Currently our board has seven members, of which five were elected by common unitholders. The elected directors are elected on a staggered basis and serve for three-year terms. Our General Partner in its sole discretion has the right to appoint the remaining three directors, who also serve for three-year terms. Any and all elected directors may be removed with cause only by the affirmative vote of a majority of the other elected directors or at a properly called meeting of the common unitholders by the affirmative vote of the holders of a majority of the outstanding common units.

The partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders have no right to elect our General Partner, and our General Partner may not be removed except by a vote of the holders of at least two thirds of the outstanding units, including any units owned by our General Partner and its affiliates, and a majority vote of our board of directors. Currently, 15,486,174 common units representing 83.2% of our common units are owned by public unitholders.

Our partnership agreement further restricts unitholders’ voting rights by providing that if any person or group, other than our General Partner, its affiliates, their transferees and persons who acquired such units with the prior approval of our board of directors, beneficially owns 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other unitholders of the same class holding less than 4.9% of the voting power of that class. As affiliates of our General Partner, Capital Maritime and Crude Carriers Investments are not subject to such limitation and will be attributed their pro rata share of any units reallocated as a result of such limitation. Further, this limitation does not apply to unitholders who acquire more than 5% of any class of units then outstanding with the prior approval of our board of directors.

As of the date of this Annual Report, based on 18,971,670 units issued and outstanding (including 348,570 general partner units), the Marinakis family, including Evangelos M. Marinakis, the chairman of Capital Maritime, may be deemed to beneficially own an 18.4% interest in us, through Capital Maritime, which may be deemed to beneficially own 2,667,753 common units representing a 14.1% interest in us, our General Partner, which may be deemed to beneficially own 348,570 general partner units representing a 1.8% interest in us, and Crude Carriers Investments, which may be deemed to beneficially own 469,173 common units, representing a 2.5% interest in us.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our General Partner.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our General Partner:

•

the unitholders will be unable to remove our General Partner without its consent so long as our General Partner and its affiliates or related persons own sufficient units to be able to prevent such removal. The vote of the holders of at least two thirds of all outstanding units voting together as a single class and a majority vote of our board of directors is required to remove the General Partner. As of the date of this Annual Report, based on a total of 18,971,670 units issued and outstanding (including 348,570 general partner units), the Marinakis family, including Evangelos M. Marinakis, the chairman of Capital Maritime, may be deemed to beneficially own an 18.4% interest in us.

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

•

Unitholders have limited voting rights, as described under “—Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning 5% or more of our units.”

•	we have substantial latitude in issuing equity securities without unitholder approval.

One effect of these provisions may be to diminish the price at which our units will trade.

Our General Partner has a limited call right that may require unitholders to sell your units at an undesirable time or price.

If at any time our General Partner and its affiliates own more than 90% of the units of a class, our General Partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the units of such class held by unaffiliated persons at a price not less than their then-current market price. As a result, unitholders may be required to sell your units at an undesirable time or price and may not receive any return on their investment. Unitholders may also incur a tax liability upon a sale of their units.

Our common units are equity securities and are subordinated to our existing and future indebtedness and will be subject to prior distribution and liquidation rights of any preferred units we may issue in the future.

Our common units are equity interests and do not constitute indebtedness. Our common units rank junior to all indebtedness and other non-equity claims on us with respect to the assets available to satisfy claims, including in a liquidation of the Partnership. Additionally, holders of our common units are subject to the prior distribution and liquidation rights of any preferred units we may issue in the future. Our board of directors is authorized to issue additional classes or series of preferred units without the approval or consent of the holders of our common units. Any actual or possible reduction in the amount of distributions made on our common units could materially and adversely affect the market price of the common units.

Future sales of our common units, or the issuance of preferred units, debt securities or warrants, could cause the market price of our common units to decline.

The market price of our common units could decline due to sales of a large number of units, or the issuance of debt securities or warrants, in the market, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of such equity securities.

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

As a limited partner in a partnership organized under the laws of the Republic of the Marshall Islands, you could be held liable for our obligations to the same extent as a General Partner if a court determines that you “participated in the control” of our business (and the person who transacts business with us reasonably believes, based on the limited partner’s conduct, that the limited partner is a general partner). Our General Partner generally has unlimited liability for the obligations of the Partnership, such as its debts and environmental liabilities. In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business. Please read “Item 10. Additional Information—B. Memorandum and Articles of Association—The Partnership Agreement—Limited Liability” for a more detailed discussion of the implications of the limitations on liability to a unitholder.

We can borrow money to pay distributions or buy back our units, which would reduce the amount of credit available to operate our business.

Our partnership agreement allows us to make working capital borrowings to pay distributions. Accordingly, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, please read “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings.”

Increases in interest rates may cause the market price of our units to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular, for yield-based equity investments such as our units. Any such increase in interest rates or reduction in demand for our units resulting from other relatively more attractive investment opportunities may cause the trading price or the market value of our units to decline.

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

TAX RISKS

In addition to the following risk factors, you should read “Item 10. Additional Information—E. Taxation” below for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our units.

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

Based on our current and projected method of operation, we believe that we are not currently a PFIC and we do not expect to become a PFIC in the future. We intend to treat our income from spot and time chartering activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, no assurance can be given that the Internal Revenue Service (the “IRS”) or a United States court will accept this position, and there is accordingly a risk that the IRS or a United States court could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences.”

We may have to pay tax on United States source income, which would reduce our earnings.

Under the Internal Revenue Code of 1986, as amended (the “Code”), 50% of the gross shipping income of a vessel owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income generally is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code. We believe that we and each of our subsidiaries will qualify for this statutory tax exemption, and we will take this position for U.S. federal income tax return reporting purposes. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—The Section 883 Exemption.” However, there are factual circumstances, including some that may be beyond our control, which could cause us to lose the benefit of this tax exemption. In addition, our conclusion that we currently qualify for this exemption is based upon legal authorities that do not expressly contemplate an organizational structure such as ours. Although we have elected to be treated as a corporation for U.S. federal income tax purposes, for corporate law purposes we are organized as a limited partnership under Marshall Islands law. Our General Partner will be responsible for managing our business and affairs and has been granted certain veto rights over decisions of our board of directors. Therefore, we can give no assurances that the IRS will not take a different position regarding our qualification, or the qualification of any of our subsidiaries, for this tax exemption.

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

We believe we can conduct our activities in a manner so that our unitholders should not be considered to be carrying on business in Greece solely as a consequence of acquiring, holding, disposing of or participating in the redemption of our units. However, the question of whether either we or any of our subsidiaries will be treated as carrying on business in any country, including Greece, will largely be a question of fact determined through an analysis of contractual arrangements, including the management and the administrative services agreements we have entered into with our Managers, and the way we conduct business or operations, all of which may change over time. The laws of Greece or any other foreign country may also change, which could cause the country’s taxing authorities to determine that we are carrying on business in such country and are subject to its taxation laws. Any foreign taxes imposed on us or any subsidiaries or the increase of any tonnage tax will reduce our cash available for distribution.

Item 4.	Information on the Partnership.

A.	History and Development of the Partnership

We are a master limited partnership organized as Capital Product Partners L.P. under the laws of the Marshall Islands on January 16, 2007. We completed our initial public offering in April 2007. We maintain our principal executive headquarters at 3 Iassonos Street, Piraeus, 18537 Greece and our telephone number is +30 210 4584 950. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc. Our website address is www.capitalpplp.com. The SEC maintains an internet website at www.sec.gov that contains reports and other information regarding issuers, including us, that file electronically with the SEC. The information contained on, or that can be accessed through these websites is not part of, and is not incorporated into, this Annual Report.

Recent Developments

Acquisition of vessels

In January 2020 the Partnership completed the acquisition of the three 10,000 TEU sister container vessels, namely the M/V Athos, the M/V Aristomenis and the M/V Athenian built in 2011 at Samsung Heavy Industries Co. Ltd S. Korea, for a total consideration of $162.6 million from Capital Maritime. The vessels are employed under long-term time charters with Hapag-Lloyd which will expire in April 2024. The gross charter rate for each vessel currently amounts to $27,000 per day, increasing to $28,000 per day for the M/V Aristomenis from October 2020, and from July 2021 onwards for the M/V Athos and the M/V Athenian. Each of these time charters includes two one-year options at $32,500 and $33,500 gross per day.

Issuance of long-term debt

On January 17, 2020 the Partnership entered into a new term loan facility with Hamburg Commercial Bank A.G. (the “HCOB Facility”) of up to $38.5 million for the purpose of partially financing the acquisition of M/V Athenian. The full amount of the facility was drawn on January 22, 2020 and is payable in 20 consecutive quarterly installments of $0.9 million beginning three months after the drawdown date plus a balloon payment of $21.3 million payable together with the last quarterly installment due in January 2025. The loan facility bears interest at LIBOR plus a margin of 2.55%.

Sale and lease back transactions (financing arrangements)

On January 20, 2020 we entered into an agreement for the sale and lease back of the vessels M/V Athos and M/V Aristomenis with CMB Financial Leasing Co., Ltd, (“CMBFL”) for $38.5 million each. The lease agreement has a duration of five years, bears an interest at LIBOR plus a margin of 2.55% and includes a purchase option for us to acquire each vessel on expiration of the lease at the predetermined price of $22.5 million, and requires us to pay the amount of $7.5 million to CMBFL if the option is not exercised. In addition, we have various purchase options commencing from the first year anniversary of the lease. The full amounts were drawn on January 23, 2020.

In December 2019 we entered into a non-binding term sheet with ICBC Financial Leasing Co., Ltd. (“ICBCFL”) for the sale and lease back of three vessels currently mortgaged under the 2017 credit facility, namely the CMA CGM Amazon, the CMA CGM Uruguay and the CMA CGM Magdalena, for a total amount of $155.4 million. The lease has a duration of seven years after drawdown, bears interest at LIBOR plus a margin of 2.60% and includes mandatory purchase obligations for us to repurchase the vessels on expiration of the agreement, at the predetermined price of $77.7 million. In addition, we have various purchase options commencing from the first year anniversary of the lease. The estimated amount required to be repaid to release these three vessels under the 2017 credit facility (based on the current principal amount outstanding under our 2017 credit facility and vessel charter free fair market values as of December 31, 2019) is $119.9 million. We expect the agreement to be finalized during March 2020.

2019 Developments

Completion of the DSS Transaction

On November 27, 2018, we entered into a definitive transaction agreement with DSS, pursuant to which we agreed to spin off the Tanker Business into a separate publicly listed company, DSSI, which would then combine with DSS’s businesses and operations in a share-for-share transaction. The DSS Transaction was completed on March 27, 2019. Please read the introductory note entitled “DSS Transaction and March 2019 Reverse Split” for more information.

Scrubber installation update

As of the date of this annual report, we completed the installation of scrubbers on five vessels, four of which are 5,000 TEU container vessels, and commenced the process of installing scrubbers on one additional 5,000 TEU container vessel. In October 2018, we entered into a series of agreements with HMM to increase the daily charter rate under each of the five charters for these vessels we have with HMM by $4,900 in light of the expenditure we will incur in connection with the installation of scrubbers. This increase is effective from January 1, 2020, or, if later, the installation date of the scrubbers. Accordingly, the four vessels on which scrubbers have been installed are earning the increased daily rate. Under previous charter restructuring arrangements with HMM, on January 1, 2020, the daily charter rate under each of the five charters we have with HMM reverted to the original daily gross rate of $29,350. Accordingly, the daily charter rate for these four vessels increased to $34,250.

Change of Manager

In August 2019, we completed the process of changing the manager of our container vessels from Capital Ship Management to Capital-Executive, a privately held company ultimately controlled by Mr. Miltiadis E. Marinakis. The agreement with Capital-Executive has the same terms and conditions of our floating fee management agreement with Capital Ship Management. M/V Cape Agamemnon remains under the management of Capital Ship Management under our floating fee management agreement with Capital Ship Management.

Adoption of an amended and restated omnibus incentive compensation plan

As of December 31, 2018, all restricted units issuable under our Omnibus Incentive Compensation Plan (the “Plan”) had been issued. In July 2019, our board of directors adopted an amended and restated Plan, so as to reserve for issuance a maximum number of 740,000 restricted common units.

Change of Ownership of our General Partner

Our General Partner is a limited liability company initially formed and controlled by Capital Maritime as sole member. In April 2019, Capital Maritime transferred all membership interests in our General Partner to Mr. Miltiadis E. Marinakis. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Operations—We depend on our General Partner, a private company under the ownership of Mr. Miltiadis E. Marinakis, for the day-to-day management of our affairs. The change of ownership of our General Partner may affect the way we and our operations are managed and our relationships with our charterers and other counterparties.”

2018 Developments

Management Buy-Out of our Manager

Capital Ship Management is a privately held company initially formed and controlled by Capital Maritime. In 2018, Capital Ship Management conducted a management buy-out led by its senior management. Since then, Capital Ship Management is no longer part of the group of companies controlled by Capital Maritime.

Some members of the senior management of Capital Ship Management are also current directors or officers of Capital Maritime.

In addition, Mr. Gerasimos Ventouris, an officer of Capital Ship Management and director and officer of Capital Maritime, serves as the chief operating officer of our General Partner and Mr. Gurpal Grewal, a technical director of Capital Ship Management, serves as one of our directors appointed by our General Partner.

Please read “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We depend on our Managers, which are privately held companies, for the commercial and technical management of our fleet. If, for any reason, our Managers are unable to provide us with the necessary level of services to support and expand our business or qualify for long-term charters, our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt may be materially affected.”

Scrubber Agreements with HMM

In October 2018, we entered into a series of agreements with HMM as described above under “—2019 Developments—Scrubber installation update.”

Sale and Acquisition of Vessels

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

Refinancing of External Debt

On September 6, 2017, we entered into a $460.0 million credit facility with a syndicate of lenders led by HCOB and ING Bank N.V. (“ING”), as mandated lead arrangers and bookrunners, and BNP Paribas and National Bank of Greece S.A., as arrangers.

On October 4, 2017, we drew the full amount of $460.0 million and, together with available cash of $102.2 million, fully repaid total indebtedness of $562.2 million. Please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings—Our Credit Facilities” for further information on our 2017 credit facility.

At-the-market Offering

During the year ended December 31, 2017, we issued a total of 0.7 million new common units translating into net proceeds of $17.8 million after payment of sales agent commission (before offering expenses).

B.	Business Overview

We are an international owner of ocean-going vessels. Following the spin-off of our Tanker Business in March 2019, and the acquisition of the three 10,000 TEU container vessels in January 2020, our fleet consists of 13 neo-panamax container carrier vessels (1.2 million dwt and total TEU capacity of 99,373, with an average age as at January 31, 2020, of approximately 7.7 years) and one capesize bulk carrier (0.2 million dwt, age as at January 31, 2020, 9.5 years), with an average age of approximately 7.8 years as at January 31, 2020, although two of our container vessels were built in 2006 and 2007 and our drybulk vessel was built in 2010.

All of our vessels are currently chartered under medium- to long-term charters (with remaining revenue-weighted charter of approximately 4.5 years as of January 31, 2020) to reputable charterers, such as CMA CGM, MSC, HMM, Hapag-Lloyd and COSCO. Our fleet is managed by our managers, Capital-Executive and Capital Ship Management, both private companies.

For information on the spin-off of our Tanker Business, please read the introductory note entitled “DSS Transaction and March 2019 Reverse Split.”

Business Strategies

Our primary business objective is to increase cash available for distributions to our unitholders, while maintaining a strong financial position. We aim to realize our business objectives through the following strategies:

•

Maintain medium- to long-term fixed charters. We seek to enter into medium- to long-term, fixed-rate charters for a majority of our fleet in an effort to provide visibility of revenues and cash flows. As our vessels come up for re-chartering, we aim to redeploy them under period contracts that reflect our expectations of prevailing market conditions. In the pursuit of our strategies, we evaluate growth opportunities across all shipping sectors. We believe that the average age of our fleet of approximately 7.8 years as at January 31, 2020, compared to an industry average of 12.4 years (adjusted for the composition of our fleet) and the high specifications of our vessels, position us favorably to continue to secure medium- to long-term charters for our vessels.

•

Expand our fleet through accretive acquisitions. Subject to available required financing, we intend to evaluate potential acquisitions of both newbuilds and second-hand vessels across the shipping markets. We also intend to take advantage of opportunities afforded to us by our relationship with our sponsor, Capital Maritime. In January 2020, we acquired three 10,000 TEU container vessels, the M/V Athos, M/V Aristomenis and M/V Athenian, from our sponsor for a total consideration of $162.6 million. Following this acquisition, Capital Maritime and its affiliates controlled a total of 28 vessels in the water. For future acquisitions, we may consider increases in our overall leverage, provided that we are able to maintain low breakeven rates and deliver stable distributions to our unitholders. In addition, we may pursue opportunities for acquisitions of, or combinations with, other shipping businesses.

•

Maintain and build on our ability to meet rigorous industry and regulatory safety standards. We believe that in order for us to be successful in growing our business, we need to maintain our vessel safety record and further build on our high level of customer service and support. We believe that our Managers, Capital-Executive and Capital Ship Management, have strong records of vessel safety and compliance with rigorous health, safety and environmental protection standards, and are committed to providing our charterers with a high level of customer service and support.

Competitive Strengths

We believe that we are well-positioned to execute our business strategies on the basis of the following competitive strengths:

•

Well-established relationships with our charterers. Our customers seek shipping partners that have a reputation for high standards of performance, reliability and safety. We believe that our Managers have well-established reputations within the shipping industry and strong safety and environmental track records. We also believe that our Managers have solid track records of long-standing relationships with a number of major charterers, which positions us favorably to further develop medium- to long-term charter relationships with leading charterers in the shipping industry.

•

Revenue and cash flow visibility and stability. As all of our vessels are chartered under medium- and long-term contracts, we benefit from revenue and cash flow visibility. As our vessels come up for re-chartering, we seek to redeploy them under contracts that reflect our expectations of prevailing market conditions.

•

High specification fleet. Our vessels were primarily constructed by reputable South Korean shipyards to high specifications and had an average age of 7.8 years as at January 31, 2020. In addition, eight of our existing container vessels are “eco, wide beam” type and have an increased cargo intake and reduced bunker consumption as compared to older vessel designs, and are able to transit the new Panama Canal locks. We believe that these characteristics make our containerships more attractive to charterers.

•

Strong balance sheet, cost efficient operations and acquisition funding. We believe that we have maintained a strong balance sheet and that, subject to market conditions, our financial strength positions us favorably to continue to make opportunistic acquisitions and grow our business with charterers as they seek financially sound counterparties for long-term contracts. We also believe that we have a long history of cost efficient ship management with consistent cost performance below industry benchmarks due to our outsourcing of our vessel management and operations to our Managers.

Our Customers

We provide marine transportation services under medium- to long-term time charters with a range of counterparties:

•	CMA CGM, a French container transportation and shipping company.

•	Hyundai Merchant Marine Co. Ltd, an integrated logistics company, operating around 130 vessels. HMM has worldwide global service networks and diverse logistics facilities.

•	Mediterranean Shipping Co. S.A. is part of the Cargo Division of the MSC Group shipping conglomerate, a global business engaged in the shipping and logistics sector.

•	COSCO Bulk Carrier Co. Ltd., a subsidiary of China COSCO Shipping Corporation Limited (COSCO Group), which is one of the largest drybulk and container owners and operators globally.

•	Hapag Lloyd Aktiengesellschaft, is a German international shipping and container transportation company. It is currently the world’s fifth largest container carrier in terms of vessel capacity.

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

Our Management Agreements

Under our management agreements with Capital Executive and Capital Ship Management:

•	we pay our applicable Manager a daily technical management fee per vessel, which is revised annually based on the United States Consumer Price Index;

•

we indemnify our applicable Manager for expenses and liabilities it incurs on our behalf in the provision of the contracted for services, including, for example, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs; and

•	we bear all costs and expenses associated with a vessel’s drydocking.

We expect that vessels acquired in the future will be managed under similar floating fee management arrangements.

Our Fleet

At the time of our initial public offering in 2007, our fleet consisted of eight vessels. As of December 31, 2018, our fleet consisted of 36 vessels with an average age of approximately 8.5 years and average remaining term under our charters of approximately 4.6 years. We completed the spin-off of our Tanker Business on March 27, 2019, and during January 2020 we completed the acquisition of three neo-panamax container vessels from Capital Maritime. We currently own 13 neo-panamax container carrier vessels (1.2 million dwt) with an average age as at January 31, 2020, of approximately 7.7 years, although two of our container vessels were built in 2006 and 2007, and one capesize bulk carrier (0.2 million dwt; age as at January 31, 2020 of 9.5 years).

We intend, subject to prevailing shipping, charter and financing market conditions, to make strategic acquisitions in a prudent manner that is accretive to our unitholders and to long-term distribution growth. In addition, we may pursue opportunities for acquisitions of, or combinations with, other shipping businesses.

The table below provides summary information about the vessels in our current fleet, as well as their delivery date or expected delivery date to us and their employment, including earliest possible redelivery dates of the vessels and relevant charter rates. Sister vessels, which are vessels of similar specifications and size typically built at the same shipyard, are denoted by the same letter in the table. We believe that ownership of sister vessels provides a number of efficiency advantages in the management of our fleet.

All of the vessels in our fleet are or were designed, constructed, inspected and tested in accordance with the rules and regulations of Lloyd’s Register of Shipping (“Lloyd’s”), Bureau Veritas (“BV”) or the American Bureau of Shipping (“ABS”) and were under time charters from the time of their delivery.

VESSELS IN OUR FLEET

Vessel name	Sister Vessels (1)	Year built	DWT – TEU (8)	OPEX (per day) (2)	Management Agreement Expiration	Charter Duration/ Type (3)	Expiry of Charter (4)	Daily Charter Rate (Net)	Charterer	Description
DRYBULK VESSEL
Cape Agamemnon	A	2010	179,221	Floating	Jun 2021	10-yr TC	Jun 2020	$40,090	COSCO	Cape Size Dry Cargo
CONTAINER CARRIER VESSELS
Archimidis (6)	B	2006	108,892–8,266 TEU	Floating	Aug 2024	4-yr TC	Feb 2024	$21,850	MSC	Container Carrier
Agamemnon	B	2007	108,892–8,266 TEU	Floating	Aug 2024	4.5-yr TC	Feb 2024	$21,850	MSC	Container Carrier
Hyundai Prestige (5)	C	2013	63,010–5,023 TEU	Floating	Aug 2024	12-yr TC	Dec 2024	$23,010	HMM	Eco Wide Beam Container Carrier
Hyundai Premium (5)	C	2013	63,010–5,023 TEU	Floating	Aug 2024	12-yr TC	Jan 2025	$23,010	HMM	Eco Wide Beam Container Carrier
Hyundai Paramount (5)	C	2013	63,010–5,023 TEU	Floating	Aug 2024	12-yr TC	Feb 2025	$23,010	HMM	Eco Wide Beam Container Carrier
Hyundai Privilege (5)	C	2013	63,010–5,023 TEU	Floating	Aug 2024	12-yr TC	Mar 2025	$23,010	HMM	Eco Wide Beam Container Carrier
Hyundai Platinum (5)	C	2013	63,010–5,023 TEU	Floating	Aug 2024	12-yr TC	Apr 2025	$23,010	HMM	Eco Wide Beam Container Carrier
CMA CGM Amazon	D	2015	115,534–9,288 TEU	Floating	Aug 2024	5-yr TC	May 2020	$38,759	CMACGM	Eco-Flex, Wide Beam Container
CMA CGM Uruguay	D	2015	115,639–9,288 TEU	Floating	Aug 2024	5-yr TC	Aug 2020	$38,759	CMACGM	Eco-Flex, Wide Beam Container
CMA CGM Magdalena	D	2016	115,639–9,288 TEU	Floating	Aug 2024	5-yr TC	Jan 2021	$38,759	CMA CGM	Eco-Flex, Wide Beam Container
Athos (7)	E	2011	118,888-9,954 TEU	Floating	Jan 2025	4.8-yr TC	Apr 2024	$26,325	Hapag-Lloyd	Container Carrier
Aristomenis (7)	E	2011	118,712-9,954 TEU	Floating	Jan 2025	5.5-yr TC	Apr 2024	$26,325	Hapag-Lloyd	Container Carrier
Athenian (7)	E	2011	118,834-9,954 TEU	Floating	Jan 2025	4.8-yr TC	Apr 2024	$26,325	Hapag-Lloyd	Container Carrier

TOTAL FLEET DWT:		1,415,301–99,373 TEU

(1)

Sister vessels and shipyards of origin are denoted in the tables by the following letters: (A) this vessel was built by Sungdong Shipbuilding & Marine Engineering Co., Ltd., South Korea; (B): these vessels were built by Daewoo Shipbuilding & Marine Engineering Co. LTD. South Korea; (C): these vessels were built by Hyundai Heavy Industries Co. Ltd, South Korea; (D): these vessels were built by Daewoo-Mangalia Heavy Industries S.A; (E): these vessels were built by Samsung Heavy Industries Co. Ltd.

(2)

These vessels are managed under a floating fee management agreement entered into with one of our Managers. For additional details regarding our management agreements, please see “—Our Management Agreements” above.

(3)	TC: Time Charter.
(4)	Earliest possible redelivery date.
(5)

As owner of the M/V Hyundai Prestige, the M/V Hyundai Paramount, the M/V Hyundai Premium, the M/V Hyundai Privilege and the M/V Hyundai Platinum, we entered into a charter restructuring agreement with HMM on July 15, 2016. Under that agreement, we agreed to reduce the charter rate payable under each charter by 20% to a net daily rate of $23,010 (from a net daily rate of $28,616) for a three and a half year period starting on July 18, 2016 and ending on December 31, 2019. The charter restructuring agreement further provided that at the end of the charter reduction period, the charter rate under the respective charter parties would revert to the original net daily rate of $28,763 until the expiry of each charter. In October 2018, we entered into a series of agreements with HMM to increase the daily charter rate under each of the five charters we have with HMM by $4,851 in light of the expenditure we incurred in connection with the installation of scrubbers. Accordingly, the daily charter rate for the four vessels on which scrubbers were installed further increased to $33,614.

(6)	The charter is expected to commence upon the completion of the vessel’s special survey and scrubbers installation in March 2020. The net charter rate is $21,850 and will expire in February 2024.
(7)

The vessels are under long-term time charters with Hapag-Lloyd which will expire in April 2024. The net charter rate for each vessel currently amounts to $26,325 per day, increasing to $27,300 per day for the M/V Aristomenis from October 2020, and from July 2021 onwards for the M/V Athos and the M/V Athenian. Each of these time charters includes two one-year options at $31,688 and $32,663 net per day. The acquisition of the vessels was completed during January 2020.

(8)	DWT: Dead Weight Ton. TEU: Twenty-foot Equivalent Units.

Our Charters

All of our vessels are currently chartered under medium- to long-term charters (with remaining revenue-weighted charter duration of approximately 4.5 years as of January 31, 2020). Under certain circumstances, we may operate our vessels in the spot market or certain of our vessels may remain idle until they are fixed under appropriate medium- to long-term charters. As our vessels come up for re-chartering, depending on the prevailing market rates, we may not be able to re-charter them at levels similar to their current charters, or at all, which may affect our business, financial condition, results of operations, cash flows, and ability to make distributions and service or refinance our debt. Please read “—Our Fleet” for more information on our time charters, including counterparties, expected expiration dates of the charters and daily charter rates.

Time Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel’s owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rates and the charterer is responsible for substantially all vessel voyage costs except for commissions which are assumed by the owner. The basic hire rate payable under the charters is a previously agreed daily rate, as specified in the charter, payable at the beginning of the month in U.S. Dollars.

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

Management of Ship Operations, Administration and Safety

Our objective is to run our operations in a safe, efficient and cost-effective manner. To that end, our Managers, Capital-Executive and Capital Ship Management, provide expertise in various functions critical to our operations. Specifically, pursuant to the management and administrative services agreements we have entered into with them, our Managers grant us access to human resources, financial and other administrative services, including bookkeeping, audit and accounting services, administrative and clerical services, banking and financial services, client, investor relations, information technology and technical management services, including commercial management of the vessels, vessel maintenance and crewing (not required for vessels subject to bareboat charters), procurement, insurance and shipyard supervision.

Capital-Executive, is a privately held company ultimately controlled by Mr. Miltiadis E. Marinakis. Capital Ship Management is a privately held company initially formed and controlled by Capital Maritime. In 2018, Capital Ship Management conducted a management buy-out led by its senior management. Since then, Capital Ship Management is no longer part of the group of companies controlled by Capital Maritime. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We depend on our Managers, which are privately held companies for the commercial and technical management of our fleet. If, for any reason, our Manager is unable to provide us with the necessary level of services to support and expand our business or qualify for long-term charters, our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt may be materially affected.”

Historically, we had three separate technical and commercial management agreements for the management of our fleet: (i) the fixed fee management agreement, (ii) the floating fee management agreement and (iii), with respect to the vessels acquired as part of the merger with Crude Carriers, the Crude Carriers management agreement. The aggregate management fees paid for the years ended December 31, 2019, 2018 and 2017 were $3.9 million, $4.2 million and $4.5 million, respectively. Following the spin-off of our Tanker Business, all our vessels were managed under one of our floating fee management agreements with our Managers. Please see “—Our Management Agreements” and “Item 7. Major Unitholders and Related Party Transactions—B. Related-Party Transactions—Administrative and executive services agreements with Capital Ship Management.”

In compliance with the International Maritime Organization’s ISM code, our Managers operate under a safety management system certified by Lloyd’s Register of Shipping (“LRS”). Our Managers’ management systems also comply with the Quality Standard ISO 9001, the Environmental Management Standard ISO 14001, the Occupational Health & Safety Management System 18001 and the Energy Management Standard 50001, all of which are certified by LRS. In addition, our Managers have implemented an “Integrated Management System Approach” verified by the LRS and adopted “Business Continuity Management” principles in cooperation with LRS.

One of the key strategies of our Managers is the implementation of a regime of responsible, safe and clean shipping in an effort to operate our vessels in a manner intended to protect the safety and health of our Managers’ employees, the general public and the environment. Our Managers’ senior management teams aim to actively manage the risks inherent in our business and are committed to eliminating incidents that threaten safety, such as groundings, fires, collisions and spills, as well as reducing emissions and waste generation.

Capital Executive currently outsources the technical management and crewing of three of our vessels, the M/V Athenian, the M/V Athos and the M/V Aristomenis, to a third party.

From time to time, our Managers provide management services to shipping companies other than us. In particular, Capital Ship Management will continue to assume the commercial and technical management of the Tanker Business we contributed to DSSI for a period of five years following completion of the DSS Transaction under separate arrangements that Capital Ship Management entered into with DSSI. Please read “Item 3. Key Information—D. Risk Factors—Risks Inherent in an Investment in Us—Our Managers may provide management services to other shipping companies and may face conflicts between our interests and the interests of such other shipping companies.”

Crewing and Staff

Capital-Executive and Capital Ship Management, through a Capital Ship Management subsidiary in Romania and crewing offices in Romania, Russia and the Philippines, recruit senior officers and crews for our vessels. Our vessels are currently manned primarily by Romanian, Russian and Filipino crew members. We believe that both Capital-Executive and Capital Ship Management have significant experience in operating vessels in this configuration and have access to a pool of certified and experienced crew members whom it can recruit to man our vessels.

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

•

Intermediate surveys, which are extended annual surveys and are typically conducted each two and a half years (or up to three years) after completion of each class renewal survey. In the case of newbuilds or vessels of up to 15 years of age, the requirements of the intermediate survey can be met through an underwater inspection in lieu of drydocking the vessel. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

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

These processes are referred to as Continuous Hull Survey (“CHS”) and Continuous Machinery Survey. However, the CHS notation is not valid for vessels that are subject to Enhanced Survey Program surveys, as required by the International Convention for the Safety of Life at Sea (“SOLAS”).

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

Vessels above 15 year of age, subject to enhanced survey requirements are also drydocked every two and a half years for inspection of the underwater parts and any deficiencies identified during the inspections need to be rectified either during the inspection or at a later stage if that is found to be appropriate based on its class. The classification surveyor in this case will issue a “recommendation” which must be rectified by the ship-owner within prescribed time limits.

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

Risk Management and Insurance

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or personal injury and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. The occurrence of any of these events may result in loss of revenues or increased costs or, in the case of marine disasters, catastrophic liabilities. Although we believe our current insurance program is usual and comprehensive in our industry, we cannot insure against all risks, and we cannot be certain that all covered risks are adequately insured against or that we will be able to achieve or maintain similar levels of coverage throughout a vessel’s useful life. Furthermore, there can be no guarantee that any specific claim will be paid by the insurer or that it will always be possible to obtain insurance coverage at reasonable rates. More stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against the risks of environmental damage or pollution. Any uninsured or under-insured loss could harm our business and financial condition or could materially impair or end our ability to trade or operate.

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

•	War risks insurance, which covers such items as piracy and terrorism.

•	Freight, demurrage and defense cover, which is a form of legal costs insurance covering certain costs of prosecuting or defending commercial (usually uninsured operating) claims.

Not all risks are insured and not all risks are insurable. The principal insurable risks which nevertheless remain uninsured across our fleet are “loss of hire” and “strikes”.

The following table sets forth certain information regarding our insurance coverage as of December 31, 2019:

Type	Aggregate Sum Insured for All Vessels in Our Existing Fleet
Hull and Machinery	$880.0 million
Increased Value (including Excess Liabilities)	$210.0 million additional “total loss” coverage
Hull & Machinery (War Risks)	$1.09 billion
Protection and Indemnity (P&I) Pollution Liability Claims	Up to $1.0 billion per incident per vessel

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

Regulation

General

Our operations and our status as an operator and manager of ships are extensively regulated by international conventions, Class requirements, U.S. federal, state and local as well as non-U.S. health, safety and environmental protection laws and regulations, including, the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Ports and Waterways Safety Act of 1972, the Act to Prevent Pollution from Ships, the U.S. Clean Air Act (“Clean Air Act”), the U.S. Clean Water Act, as well as regulations adopted by the International Maritime Organization and the European Union, air emission requirements, IMO/USCG/EPA pollution regulations and various SOLAS amendments, as well as insurance requirements and other regulations described below. In addition, various jurisdictions either have or are adopting ballast water management conventions to prevent the introduction of non-indigenous invasive species. Compliance with these laws, regulations and other requirements could entail additional expense, including vessel modifications and implementation of additional operating procedures.

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

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will impose greater inspection, training and safety requirements on all types of vessels in the shipping industry. In addition to inspections by us, our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities (such as USCG, harbor master or equivalent), classification societies, flag state administration P&I Clubs, charterers, and particularly terminal operators which conduct frequent vessel inspections.

It is our policy to operate our vessels in full compliance with applicable environmental laws and regulations. However, regulatory programs are complex, frequently change and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these and any future requirements, or their impact on the resale value or useful life of our vessels.

United States Requirements

The United States regulates the shipping industry with extensive environmental protection requirements and a liability regime addressing violations and the cleanup of oil spills, primarily through the Oil Pollution Act of 1990 (“OPA 90”), CERCLA and certain coastal state laws.

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

The Clean Water Act requires owners and operators of vessels to adopt contingency plans for reporting and responding to oil spill scenarios up to a “worst case” scenario and to identify and ensure, through contracts or other approved means, the availability of necessary private response resources to respond to a “worst case discharge.” In addition, periodic training programs, drills for shore and response personnel, and for vessels and their crews, are required. Our vessel response plans have been approved by the USCG. The Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages.

U.S. Environmental Protection Agency (“EPA”) regulations govern the discharge into U.S. waters of ballast water and other substances incidental to the normal operation of vessels. Under EPA regulations, commercial vessels greater than 79 feet in length are required to obtain coverage under the EPA 2013 Vessel General Permit (“VGP”) by submitting a Notice of Intent. The VGP incorporates current USCG requirements for ballast water management as well as supplemental ballast water requirements, and includes technology-based and water-quality based limits for other discharges, such as deck runoff, bilge water and gray water. USCG regulations will phase in stricter VGP ballast management requirements in the future.

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

Amendments to Annex VI to the MARPOL address particulate matter, nitrogen oxide and sulphur oxide emissions. The revised Annex VI reduces air pollution from vessels by, among other things (i) implementing a progressive reduction of sulphur oxide emissions from ships, and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. A global 0.5% sulphur cap on marine fuels came into force on January 1, 2020, as agreed in amendments adopted in 2008 for Annex VI to the MARPOL. Annex VI sets progressively stricter regulations to control sulphur oxides (SOx) and nitrous oxides (NOx) emissions from ships, which present both environmental and health risks. The 0.5% sulphur cap marks a significant reduction from the prior global sulphur cap of 3.5%, which came into effect on January 1, 2012.

Shipowners can meet the new requirements by continuing to use fuel types which exceed the 0.5% sulphur limit and retrofitting an approved Exhaust Gas Cleaning System (also known as scrubbers) to remove sulphur from exhaust, which would require a substantial capital expenditure and prolonged off-hire of the vessel during installation, or use petroleum fuels such as marine gasoil (MGO), which meet the 0.5% sulphur limit. According to Clarksons Shipping Intelligence Network, the premium of MGO over 380 CST 3.5% bunker fuel in Rotterdam has averaged $197/mt over the last five years and $257/mt in January 2020. Depending on the vessel type and size, this could mean a substantial increase in the cost of bunkers for the vessel. This cost could increase further if the refining sector is unable to cope with the higher distillate demand, resulting in a tight distillate market and wider spread between HSFOs and MGOs, or by retrofitting the vessel to handle alternative fuels, such as LNG, methanol, biofuels, LPG etc. Retrofitting vessels for the consumption of these type of alternative fuels would involve a substantial capital expenditure and might be uneconomical for most conventional vessel types given current technology and design challenges.

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

In general, as our vessels are employed under time charter arrangements, our charterers are responsible for procuring compliant bunkers for our vessels and incur the cost of these bunkers.

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

As of the date of this Annual Report, five of our vessels have been retrofitted with scrubbers, one has been retrofitted with a BWTS, while one is currently being retrofitted with scrubbers and one is being retrofitted with both scrubbers and a BWTS. We expect that one additional vessel will be retrofitted with a BWTS during 2020. We may decide to retrofit the rest of our fleet with scrubbers and BWTS in 2020 and/or 2021, subject to market developments and yard availability.

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

Disclosure of activities pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

During 2019, none of our vessels and no vessel owned or chartered by Capital Maritime made any port calls to Iran. As part of the voyage charter arrangements between us and third-party charterers or sub-charterers, we or our Managers may pay fees and expenses related to the port calls made in Iran through a private third-party agent in Iran appointed by the third-party charterer or sub-charterer. In 2019 none of our vessels were employed under voyage charter and no such port calls were made.

C. Organizational Structure

The following diagram depicts our organizational structure as of December 31, 2019.

Please also see Note 1 (Basis of Presentation and General Information) to our Financial Statements and Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2019.

D. Property, Plants and Equipment

Other than our vessels, we do not have any material property. For further details regarding our vessels, including any environmental issues that may affect our utilization of these assets, please read “—B: Business Overview—Our Fleet” and “—Regulation.” Our obligations under our financing arrangements are secured by all our vessels. For further details regarding our financing arrangements, please read “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings.”

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

For purposes of both the following discussion and the Financial Statements, results of operations of the Tanker Business we spun-off in the DSS Transaction are reported as discontinued operations for all periods presented. The following discussion relates to results of operations from continuing operations.

The following discussion contains forward-looking statements that are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks and uncertainties discussed in “Item 3. Key Information—D. Risk Factors.” These risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Forward-looking statements are not guarantees and actual results could differ materially from those expressed or implied in the forward-looking statements.

A.	Operating Results

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

We seek to rely on medium- to long-term, fixed-rate period charters and our Managers’ cost-efficient management of our vessels to provide visibility of revenues, earnings and distributions in the medium- to long-term. As our vessels come up for re-chartering, we seek to redeploy them on terms that reflect our expectations of the market conditions prevailing at the time.

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

We generally rely on external financing sources, including bank borrowings and sale-leaseback arrangements and, depending on market conditions, the issuance of debt and equity securities, to fund the acquisition of new vessels. See “—B. Liquidity and Capital Resources” below.

As of December 31, 2019, the Marinakis family, including Evangelos M. Marinakis, the chairman of Capital Maritime, our sponsor, may be deemed to beneficially own a 18.8% interest in us through, among others, Capital Maritime and Crude Carriers Investments.

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

Following the spin-off of our Tanker Business completed on March 27, 2019 and the acquisition of three neo-panamax container vessels in January 2020, we currently own a fleet consisting of 13 neo-Panamax container carrier vessels and one Capesize bulk carrier with an average age of approximately 7.8 years as at January 31, 2020.

The significant reduction in the number of our vessels has resulted in a reduced asset base, which has affect, and which we expect will continue to affect our results of operations in a number of respects, including the following:

•	We generate comparatively less revenue and incur less operating expenses than if the DSS Transaction had not occurred. See “—Factors to Consider When Evaluating Our Results.”

•

We may be exposed to increased earnings variability due to a smaller and less-diverse fleet and a more concentrated customer base in comparison to our fleet and customer base before the completion of the DSS Transaction.

•	Our general and administrative expenses have proportionally a greater impact on our results from operations.

Our Charters

We generate revenues by charging our charterers for the use of our vessels.

Historically, our vessels were chartered under time or bareboat charter agreements. As of December 31, 2019, all of our vessels were trading in the period market.

Our vessels are currently under contracts with HMM, COSCO, CMA CGM, Hapag-Lloyd and MSC.

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

HMM Restructuring and Scrubber Agreements

HMM, the charterer of five of our container vessels and one of our largest counterparties in terms of revenue, completed a financial restructuring in July 2016. We entered into a charter restructuring agreement with HMM on July 15, 2016. This agreement provided for the reduction of the charter rate payable under the respective charters by 20% to $23,480 per day (from a gross daily rate of $29,350) for a three and a half year period starting in July 2016 and ending in December 2019. The total charter rate reduction for the charter reduction period was approximately $37.0 million. The charter restructuring agreement further provided that at the end of the charter reduction period, the charter rate under the respective charters would revert to the original gross daily rate of $29,350 until the expiry of each charter in 2024 or 2025. As compensation for the charter rate reduction, we received approximately 4.4 million HMM common shares, which we sold on the Stock Market Division of the Korean Exchange for an aggregate consideration of $29.7 million in August 2016. On January 1, 2020, the charter rate reverted to the original gross daily rate of $29,350.

In October 2018, we entered into a series of agreements with HMM to increase the daily charter rate under each of the five charters we have with HMM by $4,900 in light of the expenditure we will incur in connection with the installation of scrubbers. This increase is effective from January 1, 2020, or, if later, the installation date of the scrubbers. As of the date of this Annual Report, scrubbers have been installed on four of the five vessels on charter to HMM and such vessels are earning the increased daily rate.

Factors Affecting Our Future Results of Operations

We believe that the principal factors affecting our future results of operations are the economic, regulatory, financial, credit, political and governmental conditions prevailing in the shipping industry generally and in the countries and markets in which our vessels are chartered.

As of the date of this Annual Report, we are exposed to the container market to a significant extent, as all but one of our vessels are container vessels. We expect that three of our time charters will expire in the coming 12 months.

The world economy has experienced significant economic and political upheavals in recent history. In addition, credit supply has been constrained and financial markets have been particularly turbulent for master limited partnerships such as us. Protectionist trends, global growth and demand for the seaborne transportation of goods, including dry and containerized goods, and overcapacity and deliveries of newly built vessels may affect the shipping industry in general and our business, financial condition, results of operations and cash flows in particular.

Some of the key factors that may affect our business, future financial condition, results of operations and cash flow include the following:

•	supply and demand for containerized goods and dry cargo;

•	supply and orderbook of vessels, including, container vessels and drybulk vessels;

•	the continuing demand for goods from China, India, Brazil and Russia and other emerging markets and developments in international trade including threats and/or imposition of trade tariffs;

•	time charter hire levels and our ability to re-charter our vessels at competitive rates as their current charters expire;

•	our ability to comply with the covenants in our financing arrangements, including covenants relating to the maintenance of vessel value ratios;

•	developments in vessel values, which might affect our ability to comply with certain covenants under our financing arrangements and/or refinance our debt;

•	the relationships and reputation of our Managers, our General Partner and Capital Maritime in the shipping industry;

•	the effective and efficient technical management of our vessels;

•	the strength of and growth in the number of our customer relationships;

•	the prevailing spot market rates and the number of our vessels which we may operate in the spot market;

•	our level of debt and the related interest expense and amortization of principal;

•	the ability to increase the size of our fleet and make additional acquisitions that are accretive to our unitholders;

•	our access to debt and equity financing, and the cost of capital required to acquire additional vessels or to implement our business strategy;

•	our ability to comply with maritime regulations and standards, including new environmental regulations and standards, and the costs associated therewith; and

•	the costs associated with upcoming drydocking of our vessels.

Please read “Item 3. Key Information—D. Risk Factors” for a discussion of certain risks inherent in our business.

Factors to Consider When Evaluating Our Results

We believe it is important to consider the size of our fleet when evaluating our results of operations. As of December 31, 2019, we owned ten neo-Panamax container carrier vessels and one Capesize bulk carrier. As described above under “—Overview—The DSS Transaction,” we spun-off our Tanker Business in March 2019. In addition, during 2019, the weighted average number of our vessels decreased by 1.1 vessels compared to the year ended December 31, 2018, as we sold and delivered the M/T Amore Mio II and the M/T Aristotelis on October 15, 2018 and April 25, 2018, respectively. These two tankers were not part of the Tanker Business that we spun-off in the DSS Transaction. As our fleet grows or as we dispose of our vessels, our results of operations reflect the contribution to revenue of, and the expenses associated with, a varying number of vessels over time, which may affect the comparability of our results year-on-year.

Results of operations of the Tanker Business we spun off in the DSS Transaction are reported as discontinued operations for all periods presented. The following discussion relates to results of operations from continuing operations, which include for applicable periods revenues, expenses and cash flows arising from, in addition to our 11 vessels owned by us (prior to the January 2020 acquisition of three additional vessels), the M/T Amore Mio II and the M/T Aristotelis, which we sold during the year ended December 31, 2018.

Results of Operations

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Our results of operations for the years ended December 31, 2019 and 2018 differ primarily due to:

•

the decrease in the weighted average number of our vessels by 1.1 vessels following the sale and delivery of the M/T Amore Mio II and the M/T Aristotelis on October 15 and April 25, 2018, respectively;

•	the decrease in the number of days during which our vessels were employed under voyage charters in the year ended December 31, 2019 compared to the year ended December 31, 2018;

•	the impairment charge we recognized during the year ended December 31, 2018 of $28.8 million in connection with the sale of the M/T Amore Mio II;

•

the increase in the number of vessels which underwent their special survey and the installation of scrubbers during the year ended December 31, 2019 compared to none for the year ended December 31, 2018;

•

the increase in container charter rates during the year ended December 31, 2019 compared to the corresponding period in 2018, as two of our neo-panamax container vessels were re-chartered at higher rates; and

•

lower interest costs incurred as a result of a decrease in the average outstanding debt during the year ended December 31, 2019 compared to the corresponding period in 2018, partly offset by an increase in the LIBOR weighted average interest rate.

Total Revenues

Total revenues, consisting of time charter revenues, amounted to $108.4 million for the year ended December 31, 2019 compared to $117.6 million for the year ended December 31, 2018.

The decrease of $9.2 million was primarily attributable to the decrease in vessel operating days as the weighted average size of our fleet decreased by 1.1 vessels following the sale and delivery of the M/T Amore Mio II and the M/T Aristotelis on October 15, 2018 and April 25, 2018, respectively, partially set off by the increase in the average charter rates earned by certain of our neo-panamax container vessels during 2019.

We had no related party revenues for the year ended December 31, 2019, compared to $0.7 million for the year ended December 31, 2018, as the only vessel chartered by Capital Maritime was sold to a third party and delivered in April 2018.

Time and voyage charter revenues are mainly comprised of the charter hires received from unaffiliated third-party charterers and Capital Maritime, and are generally affected by the number of vessel operating days, the average number of vessels in our fleet and the charter rates.

For information on the risks arising from a concentration of counterparties, see “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Operations—We currently derive all of our revenues from a limited number of charterers and the loss of any charterer or charter or vessel could result in a significant loss of revenues and cash flows.”

Please read “Item 4. Information on the Partnership—B. Business Overview—Our Fleet” and “—Our Charters” for information about the charters on our vessels, including daily charter rates.

Voyage Expenses

Total voyage expenses amounted to $2.9 million for the year ended December 31, 2019, compared to $9.1 million for the year ended December 31, 2018. The decrease of $6.2 million was primarily attributable to the decrease in the number of voyage charters, as none of our vessels were employed under voyage charter during the year ended December 31, 2019, compared to one in the year ended December 31, 2018.

Voyage expenses primarily consist of bunkers, port expenses, canal dues and commissions. Commissions are paid to shipbrokers for negotiating and arranging charter party agreements on our behalf. Voyage expenses incurred during time and bareboat charters are paid for by the charterer, except for commissions, which are paid for by us. Voyage expenses incurred during voyage charters are paid for by us. Please also refer to Note 11 (Voyage Expenses and Vessel Operating Expenses) to the Financial Statements for information on the composition of our voyage expenses.

Vessel Operating Expenses

For the year ended December 31, 2019, our total vessel operating expenses amounted to $30.5 million compared to $30.6 million for the year ended December 31, 2018. The decrease in total vessel operating expenses was primarily due to the decrease in the weighted average size of our fleet, almost fully offset by the costs incurred by certain vessels in connection with the passing of their special survey and costs and penalties incurred in relation to an oil record book violation by one of our neo-panamax container vessels, the M/V CMA CGM Amazon. For more information, please see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

Total vessel operating expenses for the year ended December 31, 2019 include expenses of $3.9 million incurred under the management agreements we have with our Managers, compared to $4.2 million during the year ended December 31, 2018.

See Note 11 (Voyage Expenses and Vessel Operating Expenses) to the Financial Statements for information on the composition of our vessel operating expenses.

General and Administrative Expenses

General and administrative expenses amounted to $5.5 million for the year ended December 31, 2019, compared to $5.7 million for the year ended December 31, 2018.

General and administrative expenses include board of directors’ fees and expenses, audit and certain legal fees, and other fees related to the expenses of the publicly traded partnership.

Vessel Depreciation and Amortization

Depreciation and amortization amounted to $29.3 million for the year ended December 31, 2019, compared to $32.8 million for the year ended December 31, 2018. The decrease was attributable to the decrease in the average number of vessels in our fleet, partly offset by the increase in the amortization of deferred charges in connection with certain vessels in our fleet passing their special survey during the year ended December 31, 2019.

Generally, depreciation is expected to decrease if the average number of vessels in our fleet decreases.

Impairment of vessels

During the year ended December 31, 2018 we recognized an impairment charge of $28.8 million representing the difference between the carrying value and the fair market value less associated sale costs of the M/T Amore Mio II, which we agreed to sell on September 11, 2018. Upon entering into the sale agreement, we classified the vessel as held for sale and wrote down its carrying value to its fair value less estimated sale costs. We did not recognize any impairment charge during the year ended December 31, 2019.

Please see Note 6 (Vessels, net) to our Financial Statements for more information on impairment charges.

Total Other Expense, Net

Total other expense, net for the year ended December 31, 2019 amounted to $15.7 million, compared to $18.1 million for the year ended December 31, 2018. Total other expense, net includes interest expense and finance costs of $17.0 million for the year ended December 31, 2019, compared to $19.0 million for the year ended December 31, 2018. The decrease of $2.0 million primarily reflects lower interest costs incurred mainly as a result of the decrease in the average outstanding debt during the year ended December 31, 2019 compared to the corresponding period in 2018, partly offset by the increase in the LIBOR weighted average interest rate.

Interest expense and finance costs include interest expense, amortization of financing charges, commitment fees and bank charges.

The weighted average interest rate on the loans outstanding under our credit facilities for the year ended December 31, 2019 was 5.7%, compared to 5.4% for the year ended December 31, 2018. Please also refer to Note 8 (Long Term Debt) to our Financial Statements.

Net Income / (Loss)

Net income from continuing operations for the year ended December 31, 2019 amounted to $24.4 million compared to net loss from continuing operations of $7.6 million for the year ended December 31, 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Our results of operations for the years ended December 31, 2018 and 2017 differ primarily due to:

•

the decrease in the weighted average number of our vessels by 0.9 vessels following the sale and delivery of the M/T Amore Mio II and the M/T Aristotelis on October 15, 2018 and April 25, 2018, respectively;

•

the increase in container charter rates during the year ended December 31, 2018 compared to the corresponding period in 2017, as two of our neo-panamax container vessels were re-chartered at higher rates;

•	the increase in the number of days during which our vessels were employed under voyage charters in the year ended December 31, 2018 compared to the year ended December 31, 2017;

•

the impairment charge we recognized during the year ended December 31, 2018 of $28.8 million in connection to the sale of the M/T Amore Mio II, compared to $3.3 million during the year ended December 31, 2017 in connection to the sale of M/T Aristotelis; and

•

lower interest costs incurred as a result of a decrease in the average outstanding debt during the year ended December 31, 2018 compared to the corresponding period in 2017 partly offset by an increase in the LIBOR weighted average interest rate.

Total Revenues

Total revenues, consisting of time and voyage charter revenues, amounted to $117.6 million for the year ended December 31, 2018 compared to $116.7 million for the year ended December 31, 2017.

The increase of $0.9 million during the year ended December 31, 2018 compared to the corresponding period in 2017 was primarily attributable to the increase in the charter rates earned by two of our neo-panamax container vessels partly offset, by the decrease in the weighted average number of our vessels by 0.9 vessels.

For the year ended December 31, 2018, related party revenues decreased to $0.7 million, compared to $10.0 million for the year ended December 31, 2017 as the average number of vessels chartered by Capital Maritime decreased by 1.5 vessels.

Time and voyage charter revenues are mainly comprised of the charter hires received from unaffiliated third-party charterers, and are generally affected by the number of vessel operating days, the average number of vessels in our fleet and the charter rates.

Voyage Expenses

Total voyage expenses amounted to $9.1 million for the year ended December 31, 2018, compared to $4.7 million for the year ended December 31, 2017. The increase of $4.4 million was primarily attributable to the increase in the number of voyage charters under which certain of our vessels were employed during the year ended December 31, 2018, compared to the year 2017.

Voyage expenses primarily consist of bunkers, port expenses, canal dues and commissions. Commissions are paid to shipbrokers for negotiating and arranging charter party agreements on our behalf. Voyage expenses incurred during time charters are paid by the charterer, except for commissions, which are paid by us. Voyage expenses incurred during voyage charters are paid by us. Please also refer to Note 11 (Voyage Expenses and Vessel Operating Expenses) to the financial statements included herein for information on the composition of our voyage expenses.

Vessel Operating Expenses

For the year ended December 31, 2018, our total vessel operating expenses amounted to $30.6 million compared to $31.9 million for the year ended December 31, 2017. The $1.3 million decrease in total vessel operating expenses primarily reflects the decrease in the average size of our fleet, following the sale and delivery of the M/T Amore Mio II and M/T Aristotelis in October and April 2018, respectively.

Total vessel operating expenses for the year ended December 31, 2018 include expenses of $4.2 million incurred under the management agreements we have with Capital Ship Management, compared to $4.5 million during the year ended December 31, 2017.

See Note 11 (Voyage Expenses and Vessel Operating Expenses) to the financial statements included herein for information on the composition of our vessel operating expenses.

General and Administrative Expenses

General and administrative expenses amounted to $5.7 million for the year ended December 31, 2018, compared to $6.2 million for the year ended December 31, 2017. General and administrative expenses include board of directors’ fees and expenses, audit and certain legal fees, and other fees related to the expenses of the publicly traded partnership.

Vessel Depreciation and Amortization

Depreciation and amortization amounted to $32.8 million for the year ended December 31, 2018, compared to $36.0 million for the year ended December 31, 2017. The decrease was attributed to the decrease in the amortization of drydock and special survey deferred charges and to the decrease in the average size of our fleet, following the sale and delivery of the M/T Amore Mio II and M/T Aristotelis in October and April 2018, respectively.

Generally, depreciation is expected to increase or decrease if the average number of vessels in our fleet increases or decreases, respectively.

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

Please see Note 6 (Vessels, net) to our Financial Statements included herein for more information on impairment charges.

Total Other Expense, Net

Total other expense, net for the year ended December 31, 2018 amounted to $18.1 million, compared to $18.8 million for the year ended December 31, 2017. Total other expense, net includes interest expense and finance costs of $19.0 million for the year ended December 31, 2018, compared to $20.0 million for the year ended December 31, 2017. The decrease of $1.0 million reflects lower interest costs incurred mainly as a result of the decrease in the average outstanding debt during the year ended December 31, 2018 compared to the corresponding period in 2017, partly offset by an increase in the LIBOR weighted average interest rate.

Interest expense and finance costs include interest expense, amortization of financing charges, commitment fees and bank charges.

The weighted average interest rate on the loans outstanding under our credit facility for the year ended December 31, 2018 was 5.4%, compared to 4.3% for the year ended December 31, 2017. Please also refer to Note 8 (Long-Term Debt) to the Financial Statements included herein.

Net (Loss) / Income

Net loss for the year ended December 31, 2018 amounted to $7.6 million compared to net income of $15.8 million for the year ended December 31, 2017.

B.	Liquidity and Capital Resources

As of December 31, 2019, total cash and cash equivalents (including restricted cash) were $63.5 million. Restricted cash under our 2017 credit facility amounted to $5.5 million.

In connection with the DSS Transaction:

•	DSS paid to us a total amount of $319.7 million;

•

we amended our existing 2017 credit facility, prepaid an amount of $89.3 million thereunder, and fully repaid and retired outstanding loans under bilateral facilities, all of which translated into an aggregate repayment of our debt of $146.5 million plus accrued interest and breakage costs; and

•	we redeemed and retired all outstanding Class B Units at 100% of par value for an aggregate redemption price of $119.5 million, including dividends on Class B Units accrued at the time.

We do not have any undrawn amounts under the terms of our 2017 credit facility. See also “—Borrowings” for information regarding our 2017 credit facility.

Generally, our primary sources of funds have been cash from operations, bank borrowings, sale-leaseback arrangements and securities offerings.

Cash from operations depends on our chartering activity. Depending on the prevailing market rates when our charters expire, we may not be able to re-charter our vessels at levels similar to their current charters, which may affect our future cash flows from operations. Cash flows from operations may be further affected by other factors described in “Item 3. Key Information—D. Risk Factors.” We expect that three of our charters will expire in the coming 12 months.

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

As of the date of this Annual Report we have installed scrubbers on five of the seven vessels we have committed to retrofit with scrubbers, while the remaining two vessels are expected to complete retrofitting during the first quarter of 2020. The installation of scrubber equipment requires the vessel to be drydocked and incur off-hire days. We estimate that the installation of a scrubber (without any unforeseen delays such as those caused by the coronavirus outbreak) requires 40 to 75 off-hire days per vessel. In October 2018, we entered into a series of agreements with HMM. Among other things, we agreed that the maximum number of off-hire days that will be incurred by us will be 12 days irrespective of the actual period for the scrubbers to be installed on five vessels chartered to HMM. We have already installed scrubbers on four of the five vessels chartered to HMM. See also “Item 4. Information on the Partnership—A. History and Development of the Partnership—2019 Developments—Scrubber installation update.” We have contracted to procure scrubbers for our fleet with two third-party manufacturers. Currently, total estimated contracted capital expenditure in relation to the scrubbers to be retrofitted on our vessels amounts to $4.0 of which we have paid $1.4 million and expect to pay approximately $2.6 million in 2020.

As of December 31, 2019, total partners’ capital amounted to $406.7 million, a decrease of $474.6 million compared to $881.3 million (including discontinued operations) as of December 31, 2018. The decrease was primarily due to the completion of the DSS Transaction, distributions declared and paid in the total amount of $28.8 million during 2019 and the total net loss of $122.5 million for the period (including an impairment charge of $149.6 million relating to the DSS Transaction).

Subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

The following table summarizes our cash and cash equivalents provided by / (used in) operating, financing and investing activities for the years presented below, in millions.

	2019	2018	2017
Net Cash Provided by Operating Activities	$45.3	$60.2	$65.9
Net Cash (Used in)/Provided by Investing Activities	$(6.5)	$37.4	$(1.7)
Net Cash Used in Financing Activities	$(179.1)	$(108.0)	$(136.3)

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $45.3 million for the year ended December 31, 2019 compared to $60.2 million for the year ended December 31, 2018. The decrease of $14.9 million was mainly attributable to an increase in the amounts we reimbursed our Managers for expenses paid on our behalf, an increase in payments for operating and other expenses partly offset by a decrease in our trade receivables due to increased collections.

Net cash provided by operating activities was $60.2 million for the year ended December 31, 2018, compared to $65.9 million for the year ended December 31, 2017. The decrease of $5.7 million was mainly attributable to (a) the decrease of $1.2 million in cash from operations, which was attributable mainly to an increase in our total expenses, including vessel voyage expenses, and (b) the negative effect of the changes in our operating assets and liabilities amounting to $4.6 million. Changes in our operating assets and liabilities were driven mainly by an increase in our trade receivables attributable to the increase in the number of voyage charters performed by our vessels, partly offset by a decrease in the amounts we reimbursed to Capital Ship Management for expenses paid on our behalf during the year ended December 31, 2018, compared to the year ended December 31, 2017 as well as to the decrease in the amounts paid for drydocking costs in the year ended December 31, 2018 compared to the year ended December 31, 2017.

Net Cash Used in/Provided by Investing Activities

Net cash used in / provided by investing activities refers primarily to cash used for vessel improvements, including installation of scrubbers and BWTS, and cash provided by proceeds from the sale of vessels. Net cash used in investing activities for the year ended December 31, 2019 amounted to $6.5 million compared to net cash provided by investing activities of $37.4 million during the year ended December 31, 2018. The decrease of $43.9 million in net cash flows from investing activities, was primarily attributable to (a) the net proceeds of $39.8 million from the sale of the vessels M/T Amore Mio II and M/T Aristotelis during the year ended December 31, 2018, compared to the year ended December 31, 2019 during which we did not dispose any vessel and (b) the cash used for vessel improvements including advances relating to the purchase of ballast water treatment systems and scrubbers equipment amounting to $6.5 million during the year ended December 31, 2019 compared to $2.4 million for the year ended December 31, 2018.

Net cash provided by investing activities for the year ended December 31, 2018 of $37.4 million relates to the net proceeds of $39.8 million from the sale of the M/T Aristotelis and the M/T Amore Mio II, partially offset by cash consideration paid for vessel improvements of $0.3 million and the acquisition for scrubbers equipment of $2.1 million. Net cash used in investing activities for the year ended December 31, 2017 of $1.7 million relates to the consideration paid for vessel improvements during the year ended December 31, 2017.

Net Cash Used in Financing Activities

Net cash used in financing activities for the year ended December 31, 2019, was $179.1 million compared to $108.0 million for the year ended December 31, 2018. The increase of $71.1 million in net cash used in financing activities was mainly attributable to the redemption of all outstanding Class B convertible preferred units for the amount of $116.9 million representing the par value of the Class B Units, following the DSS transaction in March 2019 partially offset by (a) the decrease in amortization payments of long-term debt by $22.6 million following, the prepayment of $89.3 million and the consequent amendment of the repayment schedule of our 2017 credit facility and (b) the reduction by $23.8 million in distributions paid to our unitholders during the year ended December 31, 2019 compared to the year ended December 31, 2018.

Net cash used in financing activities for the year ended December 31, 2018, was $108.0 million compared to $136.3 million for the year ended December 31, 2017. The decrease of $28.3 million in net cash used in financing activities was mainly attributable to a decrease of $43.2 million in payments of long-term debt, partially offset by a decrease of $17.8 million in net proceeds from the issuance of common units, during the year ended December 31, 2018 compared to the year ended December 31, 2017. The decrease in payments of long-term debt was primarily attributable to the fact that while our principal amortization increased in the year ended December 31, 2018 compared to the year ended December 31, 2017 and we mandatorily prepaid the portion of the M/T Aristotelis and the M/T Amore Mio II in connection with their disposals in the year ended December 31, 2018, we prepaid a significant portion of our debt in connection with the October 2017 refinancing.

Borrowings

Our long-term borrowings are reflected in our balance sheet as “Long-term debt, net” and in current liabilities as “Current portion of long-term debt, net”.

As of December 31, 2019, our total borrowings were $262.4 million, all outstanding under our 2017 credit facility. Upon the closing of the ICBCFL lease, we expect to repay approximately $119.9 million under the 2017 credit facility (based on the current principal amount outstanding under our 2017 credit facility and vessel charter free fair market values as of December 31, 2019).

As of December 31, 2018, our total borrowings (including discontinued operations) were $445.9 million and consisted of:

•	$387.4 million principal amount outstanding under our 2017 credit facility;

•	$31.0 million principal amount outstanding under the 2015 credit facility (including $15.4 million under the Amor tranche and $15.6 million under the Anikitos tranche); and

•	$27.4 million principal amount outstanding under the Aristaios credit facility.

In connection with the completion of the DSS Transaction on March 27, 2019, we amended our existing 2017 credit facility, prepaid an amount of $89.3 million thereunder, and fully repaid and retired all outstanding loans under the 2015 credit facility and the Aristaios credit facility, all of which translated into an aggregate repayment of our debt of $146.5 million plus accrued interest and breakage costs. Please also read the introductory note entitled “DSS Transaction and March 2019 Reverse Split.”

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

In connection with the DSS Transaction, on March 27, 2019, we amended the 2017 credit facility and prepaid an amount of $89.3 million thereunder. The amended 2017 credit facility consists of a single tranche required to be repaid in 19 equal quarterly instalments of $7.7 million in addition to a balloon installment of $139.1 million payable, together with the final quarterly installment, in the fourth quarter of 2023. As discussed above, upon the closing of the ICBCFL lease, we expect to repay approximately $119.9 million required to release three vessels under the 2017 credit facility.

Our 2017 credit facility contains customary ship finance covenants, including restrictions as to changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness and the mortgaging of vessels.

Our 2017 credit facility also contains financial covenants:

•	to maintain minimum free consolidated liquidity of at least $0.5 million per collateralized vessel;

•	to maintain a ratio of EBITDA (as defined therein) to net interest expense of at least 2.00 to 1.00 on a trailing four-quarter basis; and

•	not to exceed a ratio of total net indebtedness to (fair value adjusted) total assets of 0.75.

In addition, our 2017 credit facility requires that we maintain a minimum security coverage ratio, defined as the ratio of the market value of the collateralized vessels and net realizable value of additional acceptable security to outstanding loans, of 125%.

Under our 2017 credit facility, the vessel-owning subsidiaries may pay dividends or make distributions provided that no event of default has occurred and the payment of such dividend or distribution does not result in an event of default, including a breach of any of the financial covenants. Our 2017 credit facility requires the earnings, insurances and requisition compensation of the vessels to be assigned as collateral. It also requires additional security, including pledge and charge on current account, corporate guarantee from each of the vessel-owning subsidiaries and mortgage interest insurance.

Our obligations under our 2017 credit facility are secured by first-priority mortgages over all our vessels and are guaranteed by each vessel-owning subsidiary.

Our 2017 credit facility also contains a “Market Disruption Clause,” which the lenders may unilaterally trigger, requiring us to compensate the lenders for any increases to their funding costs caused by disruptions to the market.

As of December 31, 2019, we were in compliance with all financial debt covenants under our 2017 credit facility.

Recent Developments

In January 2020, we entered into a new term loan facility of up to $38.5 million for the purpose of partially financing the acquisition of M/V Athenian and an agreement with CMBFL for the sale-leaseback of the vessels M/V Athos and M/V Aristomenis for a total amount of $77.0 million.

In December 2019, we entered into a non-binding term sheet with ICBCFL for the sale-leaseback of three vessels mortgaged under the 2017 credit facility, for a total amount of $155.4 million. We expect to finalize this arrangement in March 2020.

The operating and financial restrictions and covenants under these arrangements are substantially similar to the restrictions and covenants of the 2017 credit facility, except that the required minimum security coverage ratio under the arrangement with CMBFL is 120%.

Our ability to comply with the covenants and restrictions contained in our financing arrangements may be affected by events beyond our control, including prevailing economic, financial and industry conditions, interest rate developments, changes in the funding costs of our financing institutions and changes in vessel earnings and asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our financing arrangements, we may be forced to suspend our distribution, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us (if any) may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under our 2017 credit facility or such other debt instruments, the lenders could seek to foreclose on those assets.

Any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios described above. The global economic downturn that occurred within the past several years depressed shipping markets, lack of capital in the industry and prolonged overcapacity had an adverse effect on vessel values. If the estimated asset values of our vessels decrease, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our financing arrangements. A decline in the market value of our vessels could also affect our ability to refinance our debt and/or limit our ability to obtain additional financing. A decrease of 10% in the aggregate fair market values of our vessels would not cause any violation of the total indebtedness to aggregate market value covenant, contained in our financing arrangements.

Other Credit Facilities (Now Repaid and Retired) Presented in Discontinued Operations.

The Aristaios credit facility.

On January 17, 2018, upon the completion of the acquisition of the shares of the company owning the M/T Aristaios, we assumed Capital Maritime’s guarantee with respect to the outstanding balance of $28.3 million under the term loan that was entered into on January 2, 2017 with Credit Agricole Corporate and Investment Bank and ING Bank N.V. (the “Aristaios credit facility”). The term loan was required to be repaid in twelve consecutive equal semi-annual installments of $0.9 million, beginning in July 2018, plus a balloon payment of $17.3 million payable together with the final semi-annual installment due in January 2024. The term loan bore interest at LIBOR plus a margin of 2.85%. We fully repaid and retired the Aristaios credit facility in connection with the DSS Transaction in March 2019.

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

The Anikitos tranche was required to be repaid in 13 consecutive equal quarterly installments of $0.4 million, beginning in May 2020, plus a balloon payment of $11.0 million payable together with the final quarterly installment in June 2023. The Amor tranche was required to be repaid in 17 consecutive equal quarterly instalments of $0.3 million, beginning in October 2018, plus a balloon payment of $10.2 million payable together with the final quarterly installment in November 2022.

The 2015 credit facility bore interest at LIBOR plus a margin of 2.50%.

We fully repaid and retired all amounts outstanding under the 2015 credit facility in connection with the DSS Transaction in March 2019.

C. Research and Development

Not applicable.

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on, among other things, the demand and supply dynamics characterizing the container and drybulk markets at the time of re-chartering a vessel. For other trends affecting our business please see other discussions in “—A. Operating Results.”

E.	Off-Balance Sheet Arrangements

As of December 31, 2019, we have not entered into any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our long-term contractual obligations as of December 31, 2019 (in thousands of U.S. Dollars).

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations (1)	$262.4	$30.8	$61.7	$169.9	$—
Interest Obligations (2)	37.0	12.3	19.0	5.7	—
Management fee and executive services (3)	22.1	5.9	9.6	6.6	—
Vessels’ equipment (4)	2.8	2.8	—	—	—

Total	$324.3	$51.8	$90.3	$182.2	$—

(1)	Repayment schedule of long-term debt obligation does not reflect the refinancing with ICBC Financial Leasing Co., Ltd.
(2)	Interest has been estimated based on LIBOR Bloomberg forward rates and prevailing margins as of December 31, 2019 of 3.25% in respect of our 2017 credit facility.
(3)

The fees payable to the Managers represent fees for the provision of commercial and technical services such as crewing, repairs and maintenance, insurance, stores, spares and lubricants. Management fees under the floating fee management agreements have increased annually based on the United States Consumer Price Index for December 2019. The amount of $6.6 million for payments due between three and five years has been calculated on the basis of the expiration dates of our management agreements as in effect on December 31, 2019. In 2019, we amended the executive services agreement with our General Partner according to which our General Partner provides certain executive officers services for the management of the Partnership’s business as well as investor relations and corporate support services to the Partnership.

(4)	As of December 31, 2019 we had outstanding commitments amounting to $2.8 million relating to the purchase of scrubbers and BWTS on two of our vessels, which are payable during 2020.

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

Vessel Lives and Impairment

The carrying value of each of our vessels represents its original cost (contract price plus initial expenditures) at the time of delivery or purchase less accumulated depreciation or impairment charges. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuilds. In the past several years, market conditions have changed significantly as a result of the credit crisis and the resulting slowdown in world trade. Charter rates for vessels have decreased and vessel values have been affected. We consider these market developments as indicators of potential impairment of the carrying amount of our assets.

The table below specifies (i) the carrying value of each of our vessels as of December 31, 2019 and 2018 and (ii) which of those vessels we believe had a charter-free market value below its carrying value. We believe that the aggregate carrying value of the vessels indicated with an asterisk below exceeded their aggregate basic charter-free market value by approximately $77.8 million and $118.3 million as of December 31, 2019 and 2018, respectively. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, to a willing buyer in circumstances where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values.

Our estimates of basic market value assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind. Our estimates are based on the average of two estimated market values for the vessels received from third-party independent shipbrokers approved by our financing providers. Vessel values are highly volatile. Accordingly, as such, our estimates may not be indicative of the current or future basic market value of the vessels or prices that could be achieved if the vessels were to be sold.

Vessels	Date acquired by us	Carrying value as of December 31, 2019 (in millions of United States dollars)		Carrying value as of December 31, 2018 (in millions of United States dollars)
M/V Cape Agamemnon	06/09/2011	$34.9	*	$36.8	*
M/V Archimidis	12/22/2012	$43.3	*	$46.6	*
M/V Agamemnon	12/22/2012	$50.5	*	$49.7	*
M/V Hyundai Prestige	09/11/2013	$45.3	*	$43.0	*
M/V Hyundai Premium	03/20/2013	$43.0	*	$42.3	*
M/V Hyundai Paramount	03/27/2013	$44.6	*	$42.4	*
M/V Hyundai Privilege	09/11/2013	$45.4	*	$43.1	*
M/V Hyundai Platinum	09/11/2013	$41.1	*	$43.2	*
M/V CMA CGM Amazon	06/10/2015	$76.0		$79.5	*
M/V CMA CGM Uruguay	09/18/2015	$77.0		$80.4	*
M/V CMA CGM Magdalena	02/26/2016	$75.8		$79.1

Total		$576.9		$586.1

*

Indicates vessels for which we believe that, as of December 31, 2019 and 2018, the carrying value exceeds the basic charter-free market value. As discussed below, we believe that the carrying values of our vessels as of December 31, 2019 and 2018 were recoverable as the undiscounted projected net operating cash flows of these vessels exceeded their carrying value by a significant amount.

We performed undiscounted cash flow tests as of December 31, 2019 and 2018, as an impairment analysis, in which we made estimates and assumptions relating to determining the projected undiscounted net operating cash flows by considering the following:

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

•	residual value of vessels;

•	commercial and technical management fees;

•	a utilization rate of 98.3 % based on the fleet’s historical performance; and

•	the remaining estimated life of our vessels.

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

•	it reflects more accurately the earnings capacity of the type, specification, deadweight capacity and average age of our vessels;

•	it reflects the type of business conducted by us (period as opposed to spot);

•	it includes at least one market cycle; and

•	respective data series are adequately populated.

•

estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our vessels may spend operating on the spot market, are based on the historical experience of our fleet;

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

The impairment test that we conduct is most sensitive to variances in future time charter rates. Based on the sensitivity analysis performed for December 31, 2019 and 2018, we would begin recording impairment on the first vessel that will incur impairment by vessel type for time charter declines from their ten-year historical averages as follows:

	Percentage Decline from which Impairment would be Recorded
	Year ended December 31, 2019	Year ended December 31, 2018
Vessel
Cape vessel	24.92%	31.0%
Container vessels 5,000 TEU	35.3%	35.3%
Container vessels 8,000 TEU	22.3%	24.8%
Container vessels 9,000 TEU	—	28.1%

As of February 28, 2020 and December 31, 2019, our current rates for time charters of such vessels on average were above / (below) their ten-year historical averages as follows:

	Time Charter Rates as Compared with Ten-year Historical Average (as percentage above/(below))
	As of February 28, 2020	As of December 31, 2019
Vessel
Cape vessel	149.3%	149.3%
Container vessels 5,000 TEU	94.7%*	37.2%
Container vessels 8,000 TEU	(7.4)%	(17.5)%
Container vessels 9,000 TEU	—	—

*

The time charter rates include a premium of $4,900 per day in light of the expenditure we incurred in connection with the installation of scrubbers. See “Item 4. Information on the Partnership—A. History and Development of the Partnership—2019 Developments—Scrubber installation update”.

Based on the above assumptions we determined that the undiscounted cash flows support the vessels’ carrying amounts as of December 31, 2019 and 2018.

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

Our General Partner, Capital GP L.L.C., manages our day-to-day activities consistent with the policies and procedures adopted by our board of directors. Our General Partner is a limited liability company initially formed and controlled by Capital Maritime as sole member. In April 2019, Capital Maritime transferred all membership interests in our General Partner to Mr. Miltiadis E. Marinakis. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Operations—We depend on our General Partner, a private company under the ownership of Mr. Miltiadis E. Marinakis, for the day-to-day management of our affairs. The change of ownership of our General Partner may affect the way we and our operations are managed and our relationships with our charterers and other counterparties.”

Our board of directors currently consists of seven members, including two members who are designated by our General Partner in its sole discretion and five members who are elected by the common unitholders.

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

At our annual general meeting of unitholders held on October 11, 2019, Keith Forman and Eleni Tsoukala were elected to act as a Class III Directors until the Partnership’s 2022 annual meeting of Limited Partners.

Our General Partner intends to cause its officers to devote as much time as is necessary for the proper conduct of our business and affairs. Our General Partner’s Chief Executive Officer, Mr. Gerasimos (Jerry) Kalogiratos, Chief Operating Officer, Mr. Gerasimos Ventouris, and Chief Financial Officer, Mr. Nikolaos Kalapotharakos, allocate their time between managing our business and affairs and the business and affairs of Capital Maritime, Capital Ship Management and/or their respective affiliates. The amount of time they allocate between our business and their other positions varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

Our General Partner owes a fiduciary duty to our unitholders and is liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are expressly non-recourse to it. Whenever possible, the partnership agreement directs that we should incur indebtedness or other obligations that are non-recourse to our General Partner. Officers of our General Partner and other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Capital Maritime. Our partnership agreement limits our General Partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our General Partner or our directors. Please read “Item 3.D. Risk Factors—Risks Inherent in an Investment in Us—Our partnership agreement limits our General Partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our General Partner or our directors” for a more detailed description of such limitations.

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors and our General Partner’s executive officers as of the date of this Annual Report.

Name	Age	Position
Keith Forman(4)	61	Director and Chairman of the Board(5)
Gerasimos (Jerry) Kalogiratos(1)	42	Director and Chief Executive Officer of our General Partner
Gurpal Grewal(1)	73	Director
Rory Hussey(2)	68	Director(5)
Abel Rasterhoff(3)	79	Director(5)
Eleni Tsoukala(4)	42	Director(5)
Dimitris P. Christacopoulos(3)	49	Director(5)
Gerasimos Ventouris	68	Chief Operating Officer of our General Partner
Nikolaos Kalapotharakos	45	Chief Financial Officer of our General Partner

(1)	Appointed by our General Partner.
(2)	Class I director (term expires in 2020).
(3)	Class II director (term expires in 2021).
(4)	Class III director (term expires in 2022).
(5)	Member of our audit committee, our conflicts committee and compensation committee.

Biographical information with respect to each of our directors, our director nominees and our General Partner’s executive officers is set forth below. The business address for our executive officers is 3 Iassonos Street Piraeus, 18537 Greece.

Keith Forman, Director and Chairman of the Board.

Mr. Forman is the chairman of our board of directors and a member of our conflicts committee, audit committee and compensation committee. Mr. Forman joined our board on April 3, 2007. Mr. Forman began a one-year fellowship at Harvard University’s Advanced Leadership Initiative in January 2020. Mr. Forman has held a number of executive, director and advisory positions at investment companies and master limited partnerships throughout his career. Since May 2012, Mr. Forman has been acting as a senior advisor to Industry Funds Management, an Australian fund manager investing in infrastructure projects worldwide. Between December 2014 and December 2017, Mr. Forman served as president and chief executive officer of the now discontinued Rentech, Inc. Mr. Forman also served as a director of the general partner of CVR Partners between April 2016 and April 2017. Between November 2007 and March 2010, Mr. Forman was a partner and chief financial officer of Crestwood Midstream Partners, a private equity-backed investment partnership active in the midstream energy market. Prior to his tenure at Crestwood, Mr. Forman was senior vice president, finance for El Paso Corporation, vice president of El Paso Field Services, and from 1992 to 2003, chief financial officer of GulfTerra Energy Partners L.P., a publicly traded master limited partnership. Mr. Forman holds a B.A. degree in economics and political science from Vanderbilt University.

Gerasimos (Jerry) Kalogiratos, Director and Chief Executive Officer.

Mr. Kalogiratos was appointed as the Chief Executive and Chief Financial Officer of our General Partner on June 12, 2015 and remained as Chief Financial Officer until February 28, 2018, when he was succeeded by Mr. Nikolaos Kalapotharakos. He joined our board of directors in December 2014. Mr. Kalogiratos joined Capital Maritime & Trading Corp. in 2005 and was part of the team that completed the IPO of Capital Product Partners L.P. in 2007. He has also served as Chief Financial Officer and director of NYSE-listed Crude Carriers Corp. before its merger with us in September 2011. He has over 15 years of experience in the shipping and finance industries, specializing in vessel acquisition and projects and shipping finance. Before he joined Capital Maritime, he worked in equity sales in Greece. He completed his MA in European Economics and Politics at the Humboldt University in Berlin and holds a B.A. degree in Politics, Philosophy and Economics from the University of Oxford in the United Kingdom and an Executive Finance degree from the London Business School. Mr. Kalogiratos also serves on the board of directors of DSSI.

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

Gerasimos Ventouris, Chief Operating Officer.

Mr. Ventouris has been appointed as our Chief Operating Officer as of June 30, 2015. Mr. Ventouris also is the director, president, secretary and Chief Executive Officer of Capital Maritime and has been the Chief Commercial Officer of Capital Ship Management since 2003. Mr. Ventouris brings more than 40 years of experience in the shipping industry. Mr. Ventouris started his career with Union Commercial Steamship, which was then one of the most prominent ship management companies in Piraeus, Greece, and became Operations and Chartering Manager, obtaining considerable experience in all aspects of the management of various types of vessels. He then joined his family shipping business, which he led until 2000, overseeing the operations of a large fleet of bulk carriers, container general cargo and product tankers vessels, as well as the construction and sale and purchase of new vessels. Mr. Ventouris holds a bachelor’s degree in Economics from the University of Athens. Mr. Ventouris also serves on the board of directors of DSSI.

Gurpal Grewal, Director.

Mr. Gurpal Grewal joined our board of directors on November 16, 2017, replacing Mr. Nikolaos Syntychakis who resigned as an Appointed Director of the Partnership. Mr. Gurpal Grewal currently serves as technical director of Capital Ship Management Mr. Grewal is a chartered engineer and has over 35 years of experience in new building design, construction, and supervision of bulk carriers, tankers, LPG and LNG vessels. He previously served as technical director for both Quintana Shipping Co. and Marmaras Navigation Ltd. Between 2004 and 2008, Mr. Grewal was a member of the board of directors and conflicts committee of Quintana Maritime Co. Between June 1998 and September 2005, Mr. Grewal served as technical director and principal surveyor for Lloyd’s Register of Shipping and Industrial Services S.A. (“Lloyd’s Register”) in Greece. Mr. Grewal was also previously employed by Lloyd’s Register in London as a senior ship and engineer surveyor in the Fleet Services Department. In addition, from 1996 to 1998, Mr. Grewal served as assistant chief resident superintendent with John J. McMullen & Associates, New York, where he supervised the new building of product tankers in Spain. Prior to 1996, Mr. Grewal served for ten years as senior engineer at Lloyd’s Register supervising the construction of new building vessels in a variety of shipyards.

Rory Hussey, Director.

Mr. Rory Hussey joined our board of directors on September 8, 2017 and serves on our conflicts committee, audit committee and our compensation committee. Mr. Hussey most recently served as a Managing Director of ING Bank N.V., in charge of ING’s ship finance business in Southern Europe and the Middle East. Mr. Hussey retired from his position in July 2017. Mr. Hussey started his career with Citibank’s shipping team in 1974. He held a variety of positions within Ship Finance at Citibank and worked for 20 years in Hong Kong, New York, Taipei, and Athens. After returning to London, he headed Citi’s transportation finance syndications team. He joined ING Bank N.V. in 2001 in charge of shipping syndications before becoming head of Sales for the London Syndications team. Mr. Hussey subsequently returned to ship finance and became Managing Director of ING Bank N.V. in 2009. Mr. Hussey holds a M.Sc. (Econ) from the London School of Economics and Political Science.

Abel Rasterhoff, Director.

Mr. Rasterhoff joined our board of directors on April 3, 2007. He serves on our conflicts committee and our compensation committee and has been designated as the audit committee’s financial expert. Mr. Rasterhoff joined Shell International Petroleum Maatschappij in 1967, and worked for various entities of the Shell group of companies until his retirement from Shell in 1997. From 1981 to 1984, Mr. Rasterhoff was Managing Director of Shell Tankers B.V., Vice Chairman and Chairman-elect of the Dutch Council of Shipping and a Member of the Dutch Government Advisory Committee on the North Sea. From 1991 to 1997, Mr. Rasterhoff was Director and Vice President Finance and Planning for Shell International Trading and Shipping Company Limited. During this period he also served as a Board Member of the Securities and Futures Authority (SFA) in London. From February 1998 to 2004, Mr. Rasterhoff served as a member of the executive board and as Chief Financial Officer of TUI Nederland, the largest Dutch tour operator. From February 2001 to September 2001, Mr. Rasterhoff served as a member of the executive board and as Chief Financial Officer of Connexxion, the government owned public transport company. Mr. Rasterhoff was also on the Supervisory Board of SGR and served as an advisor to the trustees of the TUI Nederland Pension Fund. Mr. Rasterhoff served on the Capital Maritime Board as the chairman of the audit committee from May 2005 until his resignation in February 2007. Mr. Rasterhoff also served as a director and audit committee member of Aegean Marine Petroleum Network Inc., a company listed on the NYSE from December 2006 to May 2012. Mr. Rasterhoff holds a graduate business degree in economics from Groningen State University.

Eleni Tsoukala, Director.

Ms. Tsoukala was appointed to our board of directors on February 28, 2018 and serves on our audit committee, conflicts committee and compensation committee. Ms. Tsoukala is the managing partner and founder of Tsoukala & Partners Law Firm, a leading Greek business law firm. Her legal practice includes corporate advice in cross-border and domestic transactions. Between 2004 and 2007, Ms. Tsoukala served as legal advisor to the Greek Deputy Minister of Finance. Between 2001 and 2003, Ms. Tsoukala practiced at an international law firm in London. Ms. Tsoukala holds an LL.M. degree in International Business Law from University College London and an LL.B. degree from the University of Oxford and is a qualified attorney-at-law admitted to the bar in England and Greece.

Dimitris P. Christacopoulos, Director.

Mr. Christacopoulos joined our board of directors on September 30, 2011, following our merger with NYSE-listed Crude Carriers, where he had served as a director since 2010 and he currently serves on our conflicts committee, audit committee and our compensation committee. Mr. Christacopoulos currently serves as a Partner at Octane Management Consultants. He started his professional career as an analyst in the R&D Department of a major food producer in Greece in 1992 before joining Booz Allen & Hamilton Consulting in 1995 in New York in their Operations Management Group. He subsequently joined Barclays Capital as the Associate Director for Strategic Planning in London from 1999 to 2002 at which time he became Director of Corporate Finance & Strategy at Aspis Group of Companies in Athens where he participated in the Group’s Management and Investment Committees. In 2005, he joined Fortis Bank NV/SA as a Director in the Energy, Commodities and Transportation Group and until 2010 acted as the Deputy Country Head for Greece, setting up the bank’s Greek branch and expanding its presence in ship and energy finance in the region. Mr. Christacopoulos has a diploma in chemical engineering from the National Technical University of Athens and an MBA from Columbia Business School in New York.

B.	Compensation

Reimbursement of Expenses of Our General Partner

Our General Partner does not receive any management fee or other compensation for managing us. Our General Partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our General Partner. In 2019, these expenses for which our General Partner was reimbursed amounted to $0.1 million.

Executive Compensation

The compensation of our General Partner’s Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer is set and paid by our General Partner, and we reimburse our General Partner for such costs and related expenses under relevant executive service agreements. We do not have a retirement plan for our General Partner’s executive officers or directors. Officers and employees of our General Partner or its affiliates may participate in employee benefit plans and arrangements sponsored by Capital Maritime, our General Partner or their affiliates, including plans that may be established in the future. We pay our General Partner $1,880,000 per year as compensation for services related to the management of our business and affairs, including the appointment and performance of relevant duties of the chief executive officer, chief finance officer, and a number of additional officers.

Compensation of Directors

Our directors receive compensation for their services as directors, as well as for serving in the role of committee chair, and have also received restricted units, all of which have now vested. Please read “—E. Share Ownership—Omnibus Incentive Compensation Plan” for additional information. For the year ended December 31, 2019, our directors, including our chairman, received an aggregate cash amount of $0.5 million. In lieu of any other compensation, our chairman receives an annual fee for acting as a director and as the chairman of our board of directors. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees and is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

In connection with the DSS Transaction, the independent members of our board of directors formed a special committee. In light of the significant time commitments required of the members of the special committee, our board of directors agreed that we would pay, without regard to the success or failure of the DSS Transaction and in addition to the reimbursement of expenses and payment of all other fees as members of the our board of directors, (1) $25,000 to each member of the special committee (other than the chairman of the special committee) on January 2, 2019 and, with respect to services performed beginning of January 1, 2019 and ending upon completion of the DSS Transaction (if any), $8,000 per month and (2) $50,000 to the chairman of the special committee on January 2, 2019 and, with respect to services performed beginning of January 1, 2019 and ending upon completion of the DSS Transaction, $16,000 per month.

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

During the year ended December 31, 2019, our board of directors held 10 meetings. As part of our board meetings, our independent directors meet without the non-independent directors in attendance. In addition, the board regularly holds sessions without the CEO and executive officers present. During the year ended December 31, 2019 our independent directors held three executive sessions. Even if Board members are not able to attend a board meeting, all board members are provided information related to each of the agenda items before each meeting, and can therefore provide counsel outside regularly scheduled meetings. All directors were present at all meetings of the board of directors and all meetings of committees of the board of directors on which such director served.

Although the Nasdaq Global Select Market does not require a listed limited partnership like us to have a majority of independent directors on our board of directors or to establish a compensation committee or a nominating/corporate governance committee, our board of directors has established an audit committee, a conflicts committee and a compensation committee comprised solely of independent directors. Each of the committees operates under a written charter adopted by our board of directors which is available under “Corporate Governance” in the Investor Relations tab of our web site at www.capitalpplp.com. The information contained on, or that can be accessed through this website is not part of, and is not incorporated into, this Annual Report. The membership and main functions of each committee are described below.

Audit Committee. The audit committee of our board of directors is composed of three or more independent directors, each of whom must meet the independence standards of the Nasdaq Global Select Market, the SEC and any other applicable laws and regulations governing independence from time to time. The audit committee is currently comprised of directors Abel Rasterhoff (chair), Rory Hussey, Keith Forman, Eleni Tsoukala and Dimitris Christacopoulos. All members of the committee are financially literate and our board of directors has determined that Mr. Rasterhoff qualifies as an “audit committee financial expert” for purposes of the U.S. Sarbanes-Oxley Act of 2002. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. The audit committee met four times during the year ended December 31, 2019, on January 22, May 3, July 23 and October 22.

Conflicts Committee. The conflicts committee of our board of directors is composed of the same directors constituting the audit committee, being Keith Forman (chair), Abel Rasterhoff, Rory Hussey, Eleni Tsoukala and Dimitris Christacopoulos. The members of our conflicts committee may not be officers or employees of our General Partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the Nasdaq Global Select Market to serve on an audit committee of a board of directors and certain other requirements. The conflicts committee reviews specific matters that the board believes may involve conflicts of interest and determines if the resolution of the conflict of interest is fair and reasonable to us. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our General Partner or its affiliates of any duties any of them may owe us or our unitholders. The conflicts committee met during the year ended December 31, 2019, on December 11, 2019.

Compensation Committee. The compensation committee of our board of directors is composed of the same directors constituting the audit committee and conflicts committee, being Rory Hussey (chair), Keith Forman, Abel Rasterhoff, Eleni Tsoukala and Dimitris Christacopoulos. The compensation committee reviews compensation of the members of the board of directors and has overall responsibility for approving and evaluating our compensation plans, policies and programs, but not the compensation of the executive officers of the General Partner of the Partnership and related executive service agreements.

D.	Employees

We currently do not have our own executive officers or employees and expect to rely on the officers of our General Partner to manage our day-to-day activities consistent with the policies and procedures adopted by our board of directors and on the employees of our Managers to operate our vessels.

All of the executive officers of our General Partner and one of our directors also are executive officers, directors or employees of Capital Maritime, Capital Ship Management or their respective affiliates.

E.	Share Ownership

As of December 31, 2019:

•	the chairman of our board of directors, Keith Forman, has owned a small number of common units since the date of our IPO;

•

a portion of shares issued to our director Dimitris Christacopoulos when he was a member of the board of directors of Crude Carriers converted to common units in us in the same manner as all shares converted under the terms of our merger agreement with Crude Carriers in 2011; and

•	no member of our board of directors owns common or restricted units in a number representing more than 1.0% of our outstanding common units.

Omnibus Incentive Compensation Plan

On April 29, 2008, our board of directors adopted an omnibus incentive compensation plan (the “Plan”), according to which we were entitled to issue a limited number of awards to our employees, consultants, officers, directors or affiliates, including the employees, consultants, officers or directors of our General Partner, our Manager, Capital Maritime and certain key affiliates and other eligible persons. The Plan contemplated awards in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. The Plan was administered by our General Partner as authorized by our board of directors. The Plan was amended from time to time. As at December 31, 2018, all restricted units issuable under the Plan had been issued, and all restricted units allocated under the Plan had vested. Please read Note 14 (Omnibus Incentive Compensation Plan) to our Financial Statements.

In July 2019, the board of directors adopted an amended and restated Plan, so as to reserve for issuance a maximum number of 740,000 restricted common units. On the same day, the Partnership awarded 445,000 unvested units to employees and non-employees.. Awards granted to certain employees and non-employees will vest in three equal installments. The remaining awards will vest on December 31, 2021. All awards under the amended Plan are conditional upon the grantee’s continued service until the applicable vesting date.

Item 7.	Major Unitholders and Related-Party Transactions.

As of December 31, 2019, our partners’ capital consisted of 18,178,100 common units, of which 15,041,174 were owned by public unitholders, no subordinated units and 348,570 general partner units. Following the issuance of 445,000 common units on January 21, 2020 under the Plan, our partners’ capital consisted of 18,623,100 common units, of which 15,486,174 were owned by public unitholders, no subordinated units and 348,570 general partner units.

Based on 18,971,670 units issued and outstanding (including 348,570 general partner units) on the date of this Annual Report, the Marinakis family, including Evangelos M. Marinakis, the chairman of Capital Maritime, may be deemed to beneficially own an 18.4% interest in us, through Capital Maritime, which may be deemed to beneficially own 2,667,753 common units representing a 14.1% interest in us, our General Partner, which may be deemed to beneficially own 348,570 general partner units representing a 1.8% interest in us, and Crude Carriers Investments, which may be deemed to beneficially own 469,173 common units, representing a 2.5% interest in us.

A.	Major Unitholders

The following table sets forth as of the date hereof the beneficial ownership of our common units by each person we know beneficially owns more than 5.0% or more of our common units, and all of our directors and the executive officers of our General Partner as a group. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power.

Name of Beneficial Owner	Number of Common Units Owned	Percentage of Total Common Units
Capital Maritime (1)	2,667,753	14.3%
Crude Carriers Investments (1)	469,173	2.5%
All executive officers and directors as a group (seven persons) (2)	*	*

(1)

The Marinakis family, including Evangelos M. Marinakis, our former chairman, through its ownership of Capital Maritime and Crude Carriers Investments, may be deemed to beneficially own, or to have beneficially owned, all of our units held by Capital Maritime and Crude Carriers Investments.

(2)	See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” above.

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

Omnibus Agreement with Capital Maritime

On September 30, 2011, we entered into an amended and restated Omnibus Agreement with Capital Maritime, Capital GP L.L.C. and Capital Product Operating L.L.C., which governs the manner in which certain future tanker business opportunities will be offered by Capital Maritime to us. The Omnibus Agreement does not apply to container and drybulk vessel, which currently constitute the entirety of our fleet.

Under the terms of the Omnibus Agreement, which continues to apply notwithstanding the change of ownership of our General Partner (see “Item 4. Information on the Partnership—A. History and Development of the Partnership—Recent Developments”):

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

Administrative and executive services agreements with Capital Ship Management and our General Partner

On April 4, 2007, we entered into an administrative services agreement with Capital Ship Management, pursuant to which Capital Ship Management has agreed to provide certain administrative management services to the Partnership, such as accounting, auditing, legal, insurance, clerical, and other administrative services. On the same date, we entered into an IT services agreement with Capital Ship Management pursuant to which our Manager provides IT management services to CPLP. We also reimburse Capital Ship Management and our General Partner for reasonable costs and expenses incurred in connection with the provision of these services pursuant to both agreements after Capital Ship Management submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required.

In 2019, we amended the executive services agreement with our General Partner according to which our General Partner provides certain executive officers services for the management of the Partnership’s business as well as investor relations and corporate support services to the Partnership.

In 2018, Capital Ship Management conducted a management buy-out led by its senior management. Since then, Capital Ship Management is no longer part of the group of companies controlled by Capital Maritime.

Transactions entered into after the year ended December 31, 2019

Share Purchase Agreement for the Acquisition of the Companies Owning the M/V Athenian, the M/V Athos and M/V Aristomenis. On January 22, 2020, and on January 23, 2020 we entered into share purchase agreements with Capital Maritime for the acquisition of the shares of the companies owning the M/V Athenian, the M/V Athos and the M/V Aristomenis (three sister 10,000 TEU container vessels built in 2011 at Samsung Heavy Industries S. Korea), respectively, for a consideration of $54.2 million each. The acquisition of the M/V Athenian was funded with $38.5 million drawn under a term loan entered into with HCOB and $15.7 million of cash at hand, and the acquisition of the M/V Athos and the M/V Aristomenis was funded through a sale and lease back transaction entered into with CMBFL, for an amount of up to $38.5 million each and $31.4 million cash at hand. For a discussion of the financing of this acquisition, see “Item 4. Information on the Partnership—B. History and Development of the Partnership—Recent Developments.”

Transactions entered into during the year ended December 31, 2019

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

2.

Amendment Agreement Regarding the Floating Rate Management Agreement. On March 27, 2019, we entered into an amendment agreement with Capital Ship Management to reflect that all our tankers to be spun off as part of the Tanker Business in connection with the DSS Transaction would no longer be managed under the floating rate management agreement.

3.

Amendment Agreement Regarding the Floating Rate Management Agreement. On August 29, 2019, we entered into an amendment agreement with Capital Ship Management to reflect that all ten of our container vessels would no longer be managed under the floating rate management agreement with Capital Ship Management and that only M/V Cape Agamemnon would continue to be covered by the Floating Rate Management Agreement.

4.

Floating Rate Management Agreement with Capital-Executive. In August 2019, each vessel-owning subsidiary of our ten container vessels owned at the time entered into a floating rate management agreement with Capital-Executive, pursuant to which Capital-Executive provides certain commercial and technical management services. For more information, please see “Item 10. Additional Information—C. Material Contracts.”

5.

Executive services agreement with our General Partner. In 2019, we amended the executive services agreement with our General Partner. See “—Administrative and executive services agreement with Capital Ship Management and our General Partner.”

Transactions entered into during the year ended December 31, 2018

Amendments to Management Agreement. On October 16, 2018, June 30, 2018 and January 17, 2018, we amended the floating rate management agreement with Capital Ship Management to reflect, among other things, the list of the vessels covered by such management agreement. Please read “Item 4. Information on the Partnership—B. Business Overview—Our Management Agreements” for information on our management agreements.

Transactions entered into during the year ended December 31, 2017

Amendments to Management Agreement. On March 25, 2017 and December 1, 2017, we amended and restated the fixed fee management agreement (which is no longer in effect) with Capital Ship Management in its entirely to reflect, among other things, the list of the vessels covered by such management agreement. On March 11, 2017, May 1, 2017, July 1, 2017 and December 1, 2017, we amended the floating rate management agreement with Capital Ship Management to reflect, among other things, the list of the vessels covered by such management agreement. Please read “Item 4. Information on the Partnership—B. Business Overview—Our Management Agreements” for information on our management agreements.

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

Our General Partner’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer are also executive officers or employees of Capital Maritime, Capital Ship Management or their respective affiliates.

If the activities of Capital Maritime, Capital Ship Management or their respective affiliates are significantly greater than our activities, there could be material competition for the time and effort of the officers who provide services to our General Partner. The officers of our General Partner are not required to work full-time on our affairs.

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

Our General Partner may exercise its right to call and purchase limited partner interests, including common units, as provided in the partnership agreement and may assign this right to one of its affiliates (including us). Our General Partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have common units purchased from the unitholder at an undesirable time or price. Please read “Item 10. Additional Information—B. Memorandum and Articles of Association—The Partnership Agreement—Limited Call Right.”

We may choose not to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our board of directors, our General Partner or our Managers.

We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our General Partner or our Managers and their respective affiliates, on the one hand, and us or the holders of common units, on the other hand, depending on the nature of the conflict. We do not intend to do so in most cases.

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

In addition, we have entered into services agreements, and may enter into additional agreements with Capital Ship Management. In the performance of its obligations under these agreements, Capital Ship Management is not held to a fiduciary standard of care but rather to the standards of care specified in the relevant agreement.

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

Rights and remedies of unitholders	The provisions of the MILPA resemble the provisions of the limited partnership act of Delaware. For example, like Delaware, the MILPA favors the principles of freedom of contract and enforceability of partnership agreements and allows the partnership agreement to contain terms governing the rights of the unitholders. The rights of our unitholders, including voting and approval rights and the ability of the partnership to issue additional units, are governed by the terms of our partnership agreement. Please read “Item 10. Additional Information—B. Memorandum and Articles of Association—The Partnership Agreement.”

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

Under the partnership agreement, we must indemnify our General Partner and its officers and our directors to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our General Partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons engaged in actual fraud or willful misconduct. We also must provide this indemnification for criminal proceedings when our General Partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful. Thus, our General Partner and its officers and our directors could be indemnified for their negligent acts if they met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and therefore unenforceable. Please read “Item 10 Additional Information—B. Memorandum and Articles of Association—The Partnership Agreement—Indemnification.”

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

In September 2019, one of our subsidiaries reached a settlement with the U.S. Department of Justice (“DOJ”) regarding the M/V CMA CGM Amazon for oil record book violations. Under the terms of the agreement, the subsidiary pled guilty to oil record book violations with respect to the M/V CMA CGM Amazon. The subsidiary paid a fine of $500,000 and was placed on probation for 30 months. If, during the term of probation, the subsidiary fails to adhere to the terms of the plea agreement, the DOJ may withdraw from the plea agreement and would be free to prosecute the subsidiary on all charges arising out of its investigation, including any charges dismissed pursuant to the terms of the plea agreement, as well as potentially other charges. The subsidiary is also required to implement an environmental compliance plan in connection with the settlement.

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

Minimum Quarterly Distribution

Our partnership agreement provides that the minimum quarterly distribution on our common units is (on a pre-reverse split-adjusted basis) $0.2325 per unit, which is equal to $0.93 per unit per year, or $1.6275 per unit, which is equal to $6.51 per unit per year. You should note that there is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter. Failure to distribute the minimum quarterly distribution on the common units results in our inability to establish certain cash reserves (see “—Definition of Available Cash” above). See information on current distribution levels elsewhere in this Annual Report.

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

In view of the DSS Transaction, we have adopted a new annual common unit quarterly distribution guidance of $0.315 per common unit.

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

The preceding paragraph and other similar disclosure in this Section assumes that our General Partner maintains its initial 2.0% general partner interest. As of the date of this Annual Report, our General Partner holds a 1.84% general partner interest.

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

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our General Partner in the following manner :

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

The percentage interests set forth above assume that our General Partner maintains its initial 2.0% general partner interest and has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities. As of the date of this Annual Report, our General Partner holds a 1.84% general partner interest.

Following discussion with, and with the unanimous support of, the conflicts committee of our board of directors, Capital Maritime permanently waived its rights to receive quarterly incentive distributions between $1.6975 and $1.75. This waiver effectively increases the first target distribution and the lower bound of the second target distribution (as referenced in the table below) from $1.6975 to $1.75.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our General Partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our General Partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our General Partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our General Partner assume that our General Partner maintains its initial 2.0% general partner interest and that our General Partner has not transferred the incentive distribution rights. As of the date of this Annual Report, our General Partner holds a 1.84% general partner interest.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	General Partner
Minimum Quarterly Distribution	$1.6275	98%	2%
First Target Distribution	up to $1.6975 (1)	98%	2%
Second Target Distribution	above $1.6975 (1) up to $1.8725	85%	15%
Third Target Distribution	above $1.8725 up to $2.0475	75%	25%
Thereafter	above $2.0475	65%	35%

(1)

As disclosed on our Report on Form 6-K furnished on August 26, 2014, Capital Maritime unilaterally notified the Partnership that it decided to waive its rights to receive quarterly incentive distributions between $1.6975 and $1.75. Capital Maritime permanently waived these rights after discussion with, and with the unanimous support of, the conflicts committee of our board of directors. This waiver effectively increases the First Target Distribution and the lower bound of the Second Target Distribution (as referenced in the table above) from $1.6975 to $1.75.

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

The preceding paragraph is based on the assumption that our General Partner maintains its initial 2.0% general partner interest and that we do not issue additional classes of equity securities. As of the date of this Annual Report, our General Partner holds a 1.84% general partner interest.

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

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units (as we did in connection with the DSS Transaction; please read the introductory note entitled “DSS Transaction and March 2019 Reverse Split.”) or subdivide our units into a greater number of units, we will proportionately adjust:

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

The preceding paragraph is based on the assumption that our General Partner maintains its initial 2.0% general partner interest and has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities. As of the date of this Annual Report, our General Partner holds a 1.84% general partner interest.

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

On January 21, 2020, the board of directors of the Partnership declared a cash distribution of $0.35 per common unit for the fourth quarter of 2019. The fourth quarter common unit cash distribution was paid on February 11, 2020, to unitholders of record on February 3, 2020.

Item 9.	The Offer and Listing.

Our common units started trading on the Nasdaq Global Select Market under the symbol “CPLP” on March 30, 2007.

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We were organized on January 16, 2007 and have perpetual existence. Our purpose under our partnership agreement is to engage in any business activities that may lawfully be engaged in by a limited partnership pursuant to the MILPA.

Our General Partner has delegated to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis. Our General Partner, subject to the direction and supervision of our board of directors, manages our business and affairs and carry out our purpose.

Please refer to Exhibit 2.1 (Description of Securities registered under Section 12 of the Exchange Act) to this Annual Report for a summary of the material provisions of our partnership agreement. The partnership agreement, as amended, is filed as Exhibit I to our Report on Form 6-K dated February 24, 2010, as Exhibit I to our Report on Form 6-K dated September 30, 2011, as Exhibit II to our Report on Form 6-K/A dated May 23, 2012, as Exhibit II to our Report on Form 6-K dated March 21, 2013 and as Exhibit A to Exhibit I to our Report on Form 6-K dated August 26, 2014. We will provide prospective investors with a copy of our limited partnership agreement and any amendments thereto upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this Annual Report:

•	with regard to distributions of available cash, please read “Item 8. Financial Information—How We Make Cash Distributions,” and

•

with regard to the fiduciary duties of our General Partner and our directors, please read “Item 7. Major Unitholders and Related Party Transactions—B. Related-Party Transactions—Conflicts of Interest and Fiduciary Duties.”

C.	Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries are a party, for the two years immediately preceding the date of this Annual Report. Please read “Item 7. Major Unitholders and Related Party Transactions—B. Related-Party Transactions” for further detail on the transactions entered into with related parties.

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

•

Deed of Amendment and Restatement, dated March 8, 2019, relating to our 2017 credit facilities (please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings”).

•	Purchase Agreement, dated May 4, 2018, with Capital Maritime to acquire the shares of the company owning the M/T Anikitos.

•

Share Purchase Agreements, dated January 22, and January 23, 2020, with Capital Maritime to acquire the shares of the companies owning the M/V Athenian, M/V Athos and M/V Aristomenis respectively, for a total consideration of $162.6 million ($54.2 million each).

•	Term Loan Facility, dated January 17, 2020, between Capital Product Partners L.P. and Hamburg Commercial Bank A.G., relating to a $38.5 million term loan for the acquisition of the M/V Athenian.

•

In August 2019, each vessel-owning subsidiary for our ten container vessels then owned entered into a floating rate management agreement with Capital-Executive under which the vessel-owning subsidiary is charged actual expenses incurred by Capital-Executive, each with an initial term of five years. According to this agreement, Capital-Executive provides certain commercial and technical services for a daily technical management fee that is revised annually based on the United States Consumer Price Index. The vessel-owning subsidiary also compensates Capital-Executive for all of its costs, expenses and liabilities incurred in providing the above services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with the vessel’s next scheduled drydocking are borne by the owning company and not by Capital-Executive.

•	Purchase Agreement, dated January 17, 2018, with Capital Maritime to acquire the shares of the company owning the M/T Aristaios.

D.	Exchange Controls and Other Limitations Affecting Unitholders

We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of the Marshall Islands that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to persons that are both to non-resident and non-citizen holders of our securities. We are not aware of any limitations on the right of non-resident or foreign owners to hold or vote our securities imposed by the laws of the Republic of the Marshall Islands or our partnership agreement.

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

Taxation of the Partnership

Because we, our subsidiaries and our controlled affiliates do not, and we do not expect that we, our subsidiaries and our controlled affiliates will conduct business or operations in the Marshall Islands, under current Marshall Islands law neither we, our subsidiaries nor our controlled affiliates will be subject to Marshall Islands income, capital gains, profits or other taxation, other than taxes or fees due to (i) the continued existence of legal entities registered in the Republic of the Marshall Islands, (ii) the incorporation or dissolution of legal entities registered in the Republic of the Marshall Islands, (iii) filing certificates (such as certificates of incumbency, merger, or redomiciliation) with the Marshall Islands registrar, (iv) obtaining certificates of goodstanding from, or certified copies of documents filed with, the Marshall Islands registrar, or (v) compliance with Marshall Islands law concerning books and records, economic substance regulations and vessel ownership, such as tonnage tax. As a result, distributions by our subsidiaries and our controlled affiliates to us will not be subject to Marshall Islands taxation.

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

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, distributions we pay may be subject to U.S. federal income tax to the extent those distributions constitute income effectively connected with that Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income represented thereby is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder. “Effectively connected” distributions recognized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate, or at a lower rate if the corporate Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

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

We are subject to the reporting requirements of the Exchange Act, as applied to foreign private issuers. The SEC maintains an internet website at www.sec.gov that contains reports and other information regarding issuers, including us, that file electronically with the SEC. The information contained on, or that can be accessed through this website is not part of, and is not incorporated into, this Annual Report.

Whenever a reference is made in this Annual Report to a contract or other document, such reference is not necessarily complete and reference should be made to the exhibits that are a part of this Annual Report for a copy of the contract or other document.

I.	Subsidiary Information

Please see Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2019.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk.

Our Risk Management Policy

Our policy is to continuously monitor our exposure to business risks, including the impact of changes in interest rates and currency rates, as well as inflation on earnings and cash flows. We intend to assess these risks and, when appropriate, take measures to minimize our exposure to the risks.

Foreign Exchange Risk

We do not have a material currency exposure risk. We generate all of our revenues in U.S. Dollars and incur less than 20% of our expenses in currencies other than U.S. Dollars. For accounting purposes, expenses incurred in currencies other than the U.S. Dollars are translated into U.S. Dollars at the exchange rate prevailing on the date of each transaction. As of December 31, 2019, less than 5% of our liabilities were denominated in currencies other than U.S. Dollars (mainly in Euros). These liabilities were translated into U.S. Dollars at the exchange rate prevailing on December 31, 2019. We have not hedged currency exchange risks and our operating results could be adversely affected as a result.

Interest Rate Risk

The international shipping industry is capital intensive, requiring significant amounts of investment, a significant portion of which is provided in the form of long-term debt. Our current debt contains interest rates that fluctuate with LIBOR. Our 2017 credit facility bears an interest margin of 3.25% per annum over LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. In addition, the expected phase-out of LIBOR by the end of 2021 may adversely affect interest rates. See “Item 3. Key Information—4. Risk Factors—Risks Related to Financing Activities—The phase-out of the London Interbank Offered Rate (LIBOR), or the replacement of LIBOR with a different benchmark rate, may adversely affect interest rates and our cost of capital.”

Currently we have, and during 2019 we had, no interest rate swap agreements outstanding. A possible market disruption in determining the cost of funds for our banks resulting in increases by the lenders to their “funding costs” under our credit facilities, will lead to proportional increases in the relevant interest amounts payable under such credit facilities on a quarterly basis. As an indication of the extent of our sensitivity to interest rate changes based upon our debt level, an increase of 100 basis points in LIBOR would have resulted in an increase in our interest expense by approximately $2.8 million, $3.2 million and $4.3 million for the years ended December 31, 2019, 2018 and 2017 respectively, assuming all other variables had remained constant.

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

As of December 31, 2019, our management (with the participation of the chief executive officer and chief financial officer of our General Partner) conducted an evaluation pursuant to Rule 13a-15(b) and 15d-15 promulgated under the U.S. Securities Exchange Act of 1934, as amended, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our management, including the chief executive and chief financial officer of our General Partner, recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the partnership have been detected. Further, in the design and evaluation of our disclosure controls and procedures our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Based on this evaluation, the chief executive officer and chief financial officer of our General Partner concluded that, as of December 31, 2019, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer of our General Partner, as appropriate to allow timely decisions regarding required disclosure, were effective in providing reasonable assurance that information that was required to be disclosed by us in reports we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the 2013 framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management believes that our internal control over financial reporting was effective as of December 31, 2019.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of Capital Product Partners L.P.

Majuro, Republic of the Marshall Islands.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Capital Product Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019 of the Partnership and our report dated February 28, 2020 expressed an unqualified opinion on those financial statements.

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

February 28, 2020

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

Our principal accountant for 2019 and 2018 was Deloitte Certified Public Accountants S.A. The following table shows the fees we paid or accrued for audit and tax services provided by Deloitte for these periods (in thousands of U.S. Dollars).

Fees	2019	2018
Audit Fees (1)	$529.7	$812.2
Audit-Related Fees	—	—
Tax Fees (2)	10.8	30.0

Total	$540.5	$842.2

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

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2019 and 2018.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance.

The Nasdaq Global Select Market requires limited partnerships with listed units to comply with its corporate governance standards. As a foreign private issuer, we are not required to comply with all of the rules that apply to listed U.S. limited partnerships. However, we have generally chosen to comply with most of the Nasdaq Global Select Market’s corporate governance rules as though we were a U.S. limited partnership. Although we are not required to have a majority of independent directors on our board of directors or to establish a compensation committee or a nominating/corporate governance committee, our board of directors has established an audit committee, a conflicts committee and a compensation committee comprised solely of independent directors. Accordingly, we do not believe there are any significant differences between our corporate governance practices and those that would typically apply to a U.S. domestic issuer that is a limited partnership under the corporate governance standards of the Nasdaq Global Select Market. Please see “Item 6. Directors, Senior Management and Employees—C. Board Practices” and “Item 10. Additional Information—B. Memorandum and Articles of Association” for more detail regarding our corporate governance practices.

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Description

1.1	Certificate of Limited Partnership of Capital Product Partners L.P. (1)

1.2	Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated February 22, 2010 (3)

1.3	Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated September 30, 2011 (4)

1.4	Second Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated May 22, 2012 (7)

1.5	Third Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated March 19, 2013 (8)

1.6	Fourth Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated August 25, 2014 (10)

1.7	Certificate of Formation of Capital GP L.L.C. (1)

1.8	Limited Liability Company Agreement of Capital GP L.L.C. (1)

1.9	Certificate of Formation of Capital Product Operating GP L.L.C. (1)

Exhibit No.	Description

2.1	Description of Securities registered under Section 12 of the Exchange Act.

4.1	Loan Agreement with HSH Nordbank AG and ING Bank N.V., London Branch, as mandated lead arrangers and bookrunners relating to a term loan facility of up to US$460,000,000, dated September 6, 2017 (13)

4.2	Deed of Amendment and Restatement relating to the Loan Agreement with Hamburg Commercial Bank AG and ING Bank N.V., London Branch, dated March 8, 2019 (15)

4.3	Amended and Restated Omnibus Agreement, dated September 30, 2011 (4)

4.4	Amended and Restated Management Agreement with Capital Ship Management, dated March 25, 2017 (13)

4.5	Floating Rate Management Agreement with Capital Ship Management Corp., dated June 10, 2011 (6)

4.6	Amendment No. 9 to the Floating Rate Management Agreement with Capital Ship Management Corp., dated January 22, 2013 (11)

4.7	Amendment No. 33 to the Floating Rate Management Agreement with Capital Ship Management Corp., dated March 27, 2019, amending and restating Schedule B in its entirety (16)**

4.8	Form of Management Agreement with Capital-Executive Ship Management Corp. (17)

4.9	Administrative Services Agreement with Capital Ship Management (1)

4.10	Amendment 1 to Administrative Services Agreement with Capital Ship Management Corp., dated April 2, 2012 (9)

4.11	IT Agreement, dated April 3, 2007, by and between Capital Ship Management Corp. and Capital Product Partners L.P. (13)

4.12	Addendum No. 1 to IT Agreement, dated April 2, 2012 (13)

4.13	Addendum No. 2 to IT Agreement, dated April 2, 2017 (13)

4.14	Master Vessel Acquisition Agreement, dated July 24, 2014 (12)

4.15	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan, dated April 29, 2008 (2)

4.16	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan, amended July 22, 2010 (5)

4.17	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan, amended August 21, 2014 (10)

4.18	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan, amended July 23, 2019

4.19	Form of Restricted Unit Award of Capital Product Partners L.P. (5)

4.20	Transaction Agreement, dated November 27, 2018, between Capital Product Partners L.P., DSS Holdings L.P. and the other parties named therein (14)

4.21	Term Loan Facility, dated January 17, 2020, between Capital Product Partners L.P. and Hamburg Commercial Bank A.G.

8.1	List of Subsidiaries of Capital Product Partners L.P.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Financial Officer

Exhibit No.	Description

13.1	Capital Product Partners L.P. Certification of Gerasimos (Jerry) Kalogiratos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*

13.2	Capital Product Partners L.P. Certification of Nikolaos Kalapotharakos, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*

15.1	Consent of Deloitte Certified Public Accountants S.A.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)

Previously filed as an exhibit to Capital Product Partners L.P.’s Registration Statement on Form F-1 (File No. 333-141422), filed with the SEC on March 19, 2007 and hereby incorporated by reference to such Registration Statement.

(2)	Previously filed as a Report on Form 6-K with the SEC on April 30, 2008.
(3)	Previously filed as a Report on Form 6-K with the SEC on February 24, 2010.
(4)	Previously filed as a Report on Form 6-K with the SEC on September 30, 2011.
(5)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and filed with the SEC on February 4, 2011.
(6)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 and filed with the SEC on February 13, 2012.
(7)	Previously furnished as a Report on Form 6-K with the SEC on May 23, 2012.
(8)	Previously furnished as a Report on Form 6-K with the SEC on March 21, 2013.
(9)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 and filed with the SEC on February 5, 2013.
(10)	Previously furnished as a Report on Form 6-K with the SEC on August 26, 2014.
(11)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2013 and filed with the SEC on February 18, 2014.
(12)	Previously furnished as a Report on Form 6-K with the SEC on July 29, 2014.
(13)	Previously filed as an exhibit to Capital Product Partners L.P.’s Annual Report on Form 20-F for the year ended December 31, 2017 and filed with the SEC on March 5, 2018.
(14)	Previously furnished as Exhibit 2.1 to a Report on Form 6-K with the SEC on November 30, 2018.
(15)	Previously furnished as Exhibit I to a Report on Form 6-K with the SEC on March 14, 2019.
(16)	Previously furnished as Exhibit 99.2 to a Report on Form 6-K with the SEC on April 1, 2019.
(17)	Previously filed as Exhibit 10.1 to a registration statement on Form F-3 with the SEC on October 25, 2019.
*	Furnished only and not filed
**	Amendments No. 1-8 and 10-30 to the Floating Rate Management Agreement are substantially identical to, or superseded by, Amendment No. 33.

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

Dated: February 28, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of Capital Product Partners L.P.

Majuro, Republic of the Marshall Islands.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Capital Product Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive (loss)/income, changes in partners’ capital, and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2020 expressed an unqualified opinion on the Partnership’s internal control over financial reporting.

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

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

February 28, 2020

We have served as the Partnership’s auditor since 2006.

Capital Product Partners L.P.

Consolidated Balance Sheets

(In thousands of United States Dollars, except number of units)

	As of December 31, 2019	As of December 31, 2018
Assets
Current assets
Cash and cash equivalents	$57,964	$21,203
Trade accounts receivable	2,690	16,126
Prepayments and other assets	2,736	2,017
Inventories	1,471	1,516
Claims	1,085	—
Current assets from discontinued operations (Note 3)	—	23,698

Total current assets	65,946	64,560

Fixed assets
Vessels, net (Note 6)	576,891	586,100

Total fixed assets	576,891	586,100

Other non-current assets
Above market acquired charters (Note 7)	46,275	60,655
Deferred charges, net	3,563	—
Restricted cash (Note 8)	5,500	16,996
Prepayments and other assets	5,287	2,466
Non-current assets from discontinued operations (Note 3)	—	654,468

Total non-current assets	637,516	1,320,685

Total assets	$703,462	$1,385,245

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net (Note 8)	$26,997	$37,479
Trade accounts payable	12,501	14,348
Due to related parties (Note 5)	5,256	17,742
Accrued liabilities (Note 10)	16,156	16,740
Deferred revenue, current	3,826	7,315
Current liabilities from discontinued operations (Note 3)	—	21,535

Total current liabilities	64,736	115,159

Long-term liabilities
Long-term debt, net (Note 8)	231,989	253,932
Deferred revenue	—	96
Long-term liabilities from discontinued operations (Note 3)	—	134,744

Total long-term liabilities	231,989	388,772

Total liabilities	296,725	503,931

Commitments and contingencies (Note 16)
Partners’ capital
General Partner	8,572	15,436
Limited Partners - Common (18,178,100 units issued and outstanding at December 31, 2019 and 2018 (adjusted for the March 2019 Reverse Split))	398,165	755,372
Limited Partners - Preferred (12,983,333 Class B units issued and outstanding at December 31, 2018 )	—	110,506

Total partners’ capital	406,737	881,314

Total liabilities and partners’ capital	$703,462	$1,385,245

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Comprehensive (Loss) / Income

(In thousands of United States Dollars except number of units and net (loss) / income per unit)

	For the years ended December 31,
	2019	2018	2017
Revenues (Note 4)	$108,374	$116,894	$106,696
Revenues – related party (Notes 4, 5)	—	701	9,976

Total Revenues	108,374	117,595	116,672

Expenses:
Voyage expenses (Note 11)	2,930	9,113	4,667
Vessel operating expenses (Note 11)	26,632	26,427	27,398
Vessel operating expenses - related parties (Notes 5, 11)	3,917	4,221	4,466
General and administrative expenses (Notes 5, 14)	5,502	5,713	6,236
Vessel depreciation and amortization (Note 6)	29,261	32,813	35,979
Impairment of vessels (Note 6)	—	28,805	3,282

Operating income	40,132	10,503	34,644

Other income / (expense), net:
Interest expense and finance cost (Note 8)	(17,036)	(18,964)	(19,963)
Other income	1,325	850	1,114

Total other expense, net	(15,711)	(18,114)	(18,849)

Partnership’s net income / (loss) from continuing operations attributable to:	$24,421	$(7,611)	$15,795

Preferred unit holders’ interest in Partnership’s net income from continuing operations	$2,652	$11,101	$11,101
Deemed dividend to preferred unit holders’ (Note 13)	$9,119	$—	$—
General Partner’s interest in Partnership’s net income / (loss) from continuing operations	$236	$(352)	$86
Common unit holders’ interest in Partnership’s net income / (loss) from continuing operations	$12,414	$(18,360)	$4,608

Partnership’s net (loss) / income from discontinued operations (Note 3)	$(146,876)	$7,507	$22,688

Total Partnership’s comprehensive (loss) / income	$(122,455)	$(104)	$38,483

Net income / (loss) from continuing operations per (Note 15):
• Common unit, basic and diluted (adjusted for the March 2019 Reverse Split)	$0.68	$(1.01)	$0.26
Weighted-average units outstanding:
• Common units, basic and diluted (adjusted for the March 2019 Reverse Split)	18,178,144	18,100,455	17,692,192
Net (loss) / income from discontinued operations per:
• Common unit, basic and diluted (adjusted for the March 2019 Reverse Split)	$(7.93)	$0.41	$1.25
Weighted-average units outstanding:
• Common units, basic and diluted (adjusted for the March 2019 Reverse Split)	18,178,144	18,100,455	17,692,192
Net (loss) / income from operations per:
• Common unit, basic and diluted (adjusted for the March 2019 Reverse Split)	$(7.25)	$(0.60)	$1.51
Weighted-average units outstanding:
• Common units, basic and diluted (adjusted for the March 2019 Reverse Split)	18,178,144	18,100,455	17,692,192

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Changes in Partners’ Capital

(In thousands of United States Dollars)

	General Partner	Common Unitholders	Preferred Unitholders	Total
Balance at December 31, 2016	$16,685	$800,566	$110,506	$927,757

Distributions declared and paid (distributions of $2.24 per common unit (adjusted for the March 2019 Reverse Split) and $0.86 per preferred unit)	(780)	(39,749)	(11,101)	(51,630)
Partnership’s net income	522	26,860	11,101	38,483
Issuance of Partnership’s units (Note 13)	—	17,639	—	17,639
Equity compensation expense (Note 14)	—	1,156	—	1,156

Balance at December 31, 2017	$16,427	$806,472	$110,506	$933,405

Distributions declared and paid (distributions of $2.24 per common unit (adjusted for the March 2019 Reverse Split) and $0.86 per preferred unit)	(780)	(40,719)	(11,101)	(52,600)
Partnership’s net (loss) / income	(211)	(10,994)	11,101	(104)
Equity compensation expense (Note 14)	—	613	—	613

Balance at December 31, 2018	$15,436	$755,372	$110,506	$881,314

Distributions declared / paid (distributions of $1.26 per common unit (adjusted for the March 2019 Reverse Split) and $0.42 per preferred unit)	(440)	(22,904)	(5,427)	(28,771)
Partnership’s net (loss) / income	(2,339)	(122,768)	2,652	(122,455)
Deemed dividend to preferred unit holders’ (Note 13)	(171)	(8,948)	9,119	—
Distribution of Diamond S Shipping Inc. stock to Partnership’s unitholders (Note 1)	(3,914)	(203,494)	—	(207,408)
Redemption of Class B Convertible Preferred Units (Notes 1 and 13)	—	—	(116,850)	(116,850)
Equity compensation expense (Note 14)	—	907	—	907

Balance at December 31, 2019	$8,572	$398,165	$—	$406,737

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Consolidated Statements of Cash flows

(In thousands of United States Dollars)

	For the years ended December 31,
	2019	2018	2017
Cash flows from operating activities of continuing operations:
Net income / (loss) from continuing operations	$24,421	$(7,611)	$15,795
Adjustments to reconcile net income / (loss) to net cash provided by operating activities of continuing operations:
Vessel depreciation and amortization (Note 6)	29,261	32,813	35,979
Amortization and write off of deferred financing costs	1,096	1,359	961
Amortization of above market acquired charters (Note 7)	14,380	14,380	14,380
Equity compensation expense (Note 14)	907	613	1,156
Impairment of vessel (Note 6)	—	28,805	3,282
Changes in operating assets and liabilities:
Trade accounts receivable	13,436	(11,354)	(2,275)
Prepayments and other assets	(1,195)	855	710
Inventories	45	1,147	(438)
Claims	(1,085)	—	—
Trade accounts payable	(9,406)	4,074	2,766
Due to related parties	(12,486)	3,508	(1,861)
Accrued liabilities	(9,558)	1,648	7,624
Deferred revenue	(3,585)	(10,059)	(11,542)
Dry docking costs paid	(954)	—	(609)

Net cash provided by operating activities of continuing operations	$45,277	$60,178	$65,928

Cash flows from investing activities of continuing operations:
Vessel acquisitions and improvements including time charter agreements (Note 6)	(6,519)	(2,428)	(1,679)
Net proceeds from sale of vessels	—	39,789	—

Net cash (used in) / provided by investing activities of continuing operations	$(6,519)	$37,361	$(1,679)

Cash flows from financing activities of continuing operations:
Proceeds from issuance of Partnership units (Note 13)	—	—	17,815
Expenses paid for issuance of Partnership units	—	—	(247)
Payments of long-term debt (Note 8)	(32,733)	(55,283)	(98,464)
Deferred financing costs paid	(788)	(72)	(3,803)
Redemption of Class B unit holders	(116,850)	—	—
Dividends paid (Note 13)	(28,771)	(52,600)	(51,630)

Net cash used in financing activities of continuing operations	$(179,142)	$(107,955)	$(136,329)

Net decrease in cash, cash equivalents and restricted cash from continuing operations	$(140,384)	$(10,416)	$(72,080)

Cash flows from discontinued operations
Operating activities	8,905	37,712	61,046
Investing activities	(1,484)	(41,837)	(359)
Financing activities	158,228	(18,557)	(31,988)

Net increase / (decrease) in cash, cash equivalents and restricted cash from discontinued operations	$165,649	$(22,682)	$28,699

Net increase / (decrease) in cash, cash equivalents and restricted cash	$25,265	$(33,098)	$(43,381)

Cash, cash equivalents and restricted cash at the beginning of the year	$38,199	$71,297	$114,678

Cash, cash equivalents and restricted cash at the end of the year	$63,464	$38,199	$71,297

Supplemental cash flow information
Cash paid for interest	$20,138	$24,952	$19,646
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	$15,004	$547	$312
Offering expenses included in liabilities	$—	$—	$35
Deferred financing costs included in liabilities	$—	$—	$79
Capitalized dry docking costs included in liabilities	$2,560	$480	$11
Assumption of loans regarding the acquisition of the shares of the companies owning the M/T Aristaios and the M/T Anikitos included in discontinued operations	$—	$43,958	$—
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$57,964	$21,203	$53,297
Restricted cash - Non-current assets	$5,500	$16,996	$18,000

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$63,464	$38,199	$71,297

The accompanying notes are an integral part of these consolidated financial statements.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

1. Basis of Presentation and General Information

Capital Product Partners, L.P. was formed on January 16, 2007, under the laws of the Marshall Islands. Capital Product Partners, L.P. and its fully owned subsidiaries (collectively the “Partnership”) is an international shipping company. As of December 31, 2019, its fleet of eleven high specification vessels consisted of ten Neo-Panamax container carrier vessels and one Capesize bulk carrier. Its vessels are capable of carrying a wide range of dry cargoes, as well as containerized goods under short-term voyage charters and medium to long-term time charters.

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

(b) the Partnership agreed to contribute to Athena the Crude and Product tanker business, associated inventories, $10,000 in cash plus prorated charter hire and net payments received from February 20, 2019 onwards with specific arrangements relating to the funding of working capital;

(c) the Partnership agreed to distribute all 12,725,000 shares of common stock of Athena (renamed Diamond S Shipping Inc. or “Diamond S”) that it owned by way of a pro rata distribution to holders of the Partnership’s common and general partner units (the “distribution”);

(d) Immediately following the distribution, there was a series of mergers as a result of which Diamond S would acquire the business and operations of DSS (the “combination”). In the combination, Diamond S issued additional shares of Diamond S common stock to DSS in such amount as to reflect the relative net asset values of the respective businesses and the agreed implied premium on the net asset value of the Crude and Product tanker business; and

(e) DSS entered into several firm commitments for a syndicated five-year term loan and revolving credit facility of up to $360,000 with a syndicate of global shipping banks, and agreed to turn over net proceeds in such amount to partially prepay a portion of the loans outstanding under the Partnership’s existing credit facilities, redeem the Partnership’s Class B Units and fund transaction expenses.

The DSS Transaction was completed on March 27, 2019. Results of operations and cash flows of the Crude and Product tanker business and assets and liabilities that were part of the DSS Transaction are reported as discontinued operations for all periods presented (Note 3).

Effective March 27, 2019, the Partnership effected a one for seven reverse unit split of its issued and outstanding common and general partner units (the “March 2019 Reverse Split”) (Note 13). All units and per units amounts disclosed in the financial statements give effect to this reverse stock split retroactively, for all periods presented.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

1. Basis of Presentation and General Information – Continued

The consolidated financial statements include Capital Product Partners, L.P. and the following wholly owned subsidiaries which were all incorporated or formed under the laws of the Marshall Islands and Liberia.

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	Deadweight “DWT”	Date acquired by the Partnership	Date acquired by Capital Maritime & Trading Corp. (“CMTC”)
Capital Product Operating LLC	01/16/2007	—	—	—	—
Crude Carriers Corp.	10/29/2009	—	—	09/30/2011	—
Crude Carriers Operating Corp.	01/21/2010	—	—	09/30/2011	—
Shipping Rider Co. (3)	09/16/2003	M/T Atlantas II	36,760	04/04/2007	04/26/2006
Canvey Shipmanagement Co. (3)	03/18/2004	M/T Assos	47,872	08/16/2010 04/04/2007	05/17/2006
Centurion Navigation Limited (3)	08/27/2003	M/T Aktoras	36,759	04/04/2007	07/12/2006
Polarwind Maritime S.A. (3)	10/10/2003	M/T Agisilaos	36,760	04/04/2007	08/16/2006
Carnation Shipping Company (3)	11/10/2003	M/T Arionas	36,725	04/04/2007	11/02/2006
Apollonas Shipping Company (3)	02/10/2004	M/T Avax	47,834	04/04/2007	01/12/2007
Tempest Maritime Inc. (3)	09/12/2003	M/T Aiolos	36,725	04/04/2007	03/02/2007
Iraklitos Shipping Company (3)	02/10/2004	M/T Axios	47,872	04/04/2007	02/28/2007
Epicurus Shipping Company (3)	02/11/2004	M/T Atrotos	47,786	03/01/2010 05/08/2007	05/08/2007
Laredo Maritime Inc. (3)	02/03/2004	M/T Akeraios	47,781	07/13/2007	07/13/2007
Lorenzo Shipmanagement Inc. (3)	05/26/2004	M/T Apostolos	47,782	09/20/2007	09/20/2007
Splendor Shipholding S.A. (3)	07/08/2004	M/T Anemos I	47,782	09/28/2007	09/28/2007
Ross Shipmanagement Co.	12/29/2003	M/T Attikos (1)	12,000	09/24/2007	01/20/2005
Sorrel Shipmanagement Inc. (3)	02/07/2006	M/T Alexandros II	51,258	01/29/2008	01/29/2008
Baymont Enterprises Incorporated	05/29/2007	M/T Amore Mio II (1)	159,982	03/27/2008	07/31/2007
Forbes Maritime Co.	02/03/2004	M/T Aristofanis (1)	12,000	04/30/2008	06/02/2005
Wind Dancer Shipping Inc. (3)	02/07/2006	M/T Aristotelis II	51,226	06/17/2008	06/17/2008
Belerion Maritime Co. (3)	01/24/2006	M/T Aris II	51,218	08/20/2008	08/20/2008
Mango Finance Corp.	07/14/2006	M/T Agamemnon II (1)	51,238	04/07/2009	11/24/2008
Navarro International S.A. (3)	07/14/2006	M/T Ayrton II	51,260	04/13/2009	04/10/2009
Adrian Shipholding Inc. (3)	06/22/2004	M/T Alkiviadis	36,721	06/30/2010	03/29/2006
Patroklos Marine Corp.	06/17/2008	M/V Cape Agamemnon	179,221	06/09/2011	01/25/2011
Cooper Consultants Co. renamed to Miltiadis M II Carriers Corp. (3)	04/06/2006	M/T Miltiadis M II	162,397	09/30/2011	04/26/2006
Amoureux Carriers Corp. (3)	04/14/2010	M/T Amoureux	149,993	09/30/2011	—
Aias Carriers Corp. (3)	04/14/2010	M/T Aias	150,393	09/30/2011	—
Agamemnon Container Carrier Corp.	04/19/2012	M/V Agamemnon	108,892	12/22/2012	06/28/2012
Archimidis Container Carrier Corp.	04/19/2012	M/V Archimidis	108,892	12/22/2012	06/22/2012
Aenaos Product Carrier S.A.	10/16/2013	M/T Aristotelis (1)	51,604	11/28/2013	—
Anax Container Carrier S.A.	04/08/2011	M/V Hyundai Prestige	63,010	09/11/2013	02/19/2013
Hercules Container Carrier S.A.	04/08/2011	M/V Hyundai Premium	63,010	03/20/2013	03/11/2013

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

1. Basis of Presentation and General Information – Continued

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	Deadweight “DWT”	Date acquired by the Partnership	Date acquired by Capital Maritime & Trading Corp. (“CMTC”)
Iason Container Carrier S.A.	04/08/2011	M/V Hyundai Paramount	63,010	03/27/2013	03/27/2013
Thiseas Container Carrier S.A.	04/08/2011	M/V Hyundai Privilege	63,010	09/11/2013	05/31/2013
Cronus Container Carrier S.A.	07/19/2011	M/V Hyundai Platinum	63,010	09/11/2013	06/14/2013
Miltiadis M II Corp.	08/28/2012	—	—	—	—
Dias Container Carrier S.A.	05/16/2013	M/V CMA CGM Amazon	115,534	06/10/2015	06/10/2015
Poseidon Container Carrier S.A.	05/16/2013	M/V CMA CGM Uruguay	115,639	09/18/2015	09/18/2015
Isiodos Product Carrier S.A. (3)	05/31/2013	M/T Active	50,136	03/31/2015	03/31/2015
Titanas Product Carrier S.A. (3)	05/31/2013	M/T Amadeus	50,108	06/30/2015	06/30/2015
Atrotos Container Carrier S.A.	10/25/2013	M/V CMA CGM Magdalena	115,639	02/26/2016	02/26/2016
Filonikis Product Carrier S.A. (3)	05/31/2013	M/T Amor	49,999	10/24/2016	09/30/2015
Asterias Crude Carrier S.A. (3)	07/13/2015	M/T Aristaios	113,689	01/17/2018	01/10/2017
Iason Product Carrier S.A. (3)	08/28/2013	M/T Anikitos	50,082	05/04/2018	06/21/2016
Athena SpinCo Inc. (2, 3)	11/14/2018	—	—	—	—
Athena MergerCo 1 Inc. (2, 3)	11/14/2018	—	—	—	—
Athena MergerCo 2 Inc. (2, 3)	11/14/2018	—	—	—	—
Athena MergerCo 3 LLC. (2, 3)	11/14/2018	—	—	—	—
Athena MergerCo 4 LLC (2, 3)	11/14/2018	—	—	—	—

(1)	Vessels were disposed in the previous years.
(2)	Companies established for the purpose of the agreement between the Partnership and DSS.
(3)	Companies part of the Crude and Product tanker business which were spun-off on March 27, 2019.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies

(a)

Principles of Consolidation: The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and include the accounts of the legal entities comprising the Partnership as discussed in Note 1. Intra-group balances and transactions have been eliminated upon consolidation.

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

(c)	Accounting for Revenue, Voyage and Operating Expenses: The Partnership generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered on time or voyage charters.

The time charter contracts are considered operating leases and therefore fall under the scope of Accounting Standard Codification (“ASC”) 842 and the voyage charter contracts fall under the scope of ASC 606 (Note 4).

Vessel voyage expenses are direct expenses to voyage revenues and primarily consist of brokerage commissions, port expenses, canal dues and bunkers. Brokerage commissions are paid to shipbrokers for their time and efforts for negotiating and arranging charter party agreements on behalf of the Partnership and are expensed over the related charter period. All other voyage expenses are expensed as incurred, except for expenses during the ballast portion of the voyage (period between the contract date and the date of the vessel’s arrival to the load port). Any expenses incurred during the ballast portion of the voyage such as bunker expenses, canal tolls and port expenses are deferred and are recognized on a straight-line basis, in voyage expenses, over the voyage duration as the Partnership satisfies the performance obligations under the contract provided these costs are (1) incurred to fulfill a contract that we can specifically identify, (2) able to generate or enhance resources of the company that will be used to satisfy performance of the terms of the contract, and (3) expected to be recovered from the charterer. These costs are considered ‘contract fulfillment costs’ and are included in ‘prepayments and other assets’ in the consolidated balance sheets.

Vessel operating expenses presented in the consolidated financial statements mainly consist of management fees payable to the Partnership’s managers and crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating expenses. Vessel operating expenses are expensed as incurred.

(d)

Foreign Currency Transactions: The functional currency of the Partnership is the U.S. Dollar because the Partnership’s vessels operate in international shipping markets that utilize the U.S. Dollar as the functional currency. The accounting records of the Partnership are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. Dollar, are translated into the functional currency using the exchange rate at those dates. Gains or losses resulting from foreign currency transactions are included in “Other income” in the consolidated statements of comprehensive (loss) / income.

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

(g)

Trade Accounts Receivable: The amount shown as trade accounts receivable primarily consists of earned revenue that has not been billed yet or that has been billed but not yet collected. At each balance sheet date all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate write off. For the year ended December 31, 2019 the respective write off amounted to $6. For the year ended December 31, 2018 there were no write offs.

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

If a plan to sell a vessel is cancelled, the Partnership reclassifies the vessel as held for use and re-measures it at the lower of (i) its carrying amount before the vessel was classified as held for sale, adjusted for any depreciation expense that would have been recognized if the vessel had been continuously classified as held and used and (ii) its fair value at the date of the subsequent decision not to sell.

(j)

Fixed Assets: Fixed assets consist of vessels, which are stated at cost, less accumulated depreciation. Vessel cost consists of the contract price for the vessel and any material expenses incurred upon their construction (improvements and delivery expenses, on-site supervision costs incurred during the construction periods, as well as capitalized interest expense during the construction period). Vessels acquired through acquisition of businesses are recorded at their acquisition date fair values. Vessels acquired through asset acquisitions are recorded at cost. The cost of each of the Partnership’s vessels is depreciated, beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the scrap value of the Partnership’s vessels to be $0.2 per light weight ton (LWT) and useful life to be 25 years.

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

In recent years, changing market conditions resulted in a decrease in charter rates and values of assets. The Partnership considered these market developments as indicators of potential impairment of the carrying amount of its long-lived assets. The Partnership has performed an undiscounted cash flow test based on U.S. GAAP as of December 31, 2019 and 2018, determining undiscounted projected net operating cash flows for the vessels and comparing them to the carrying values of the vessels, and any related intangible assets and liabilities. In developing estimates of future cash flows, the Partnership made assumptions about future charter rates, utilization rates, vessel operating expenses, future dry docking costs and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations that are in line with the Partnership’s historical performance and expectations for the vessels’ utilization under the current deployment strategy. Based on these assumptions, the Partnership determined that the vessels held for use and their related intangible assets and liabilities were not impaired as of December 31, 2019 and 2018

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

(l) Deferred charges, net: Deferred charges, net are comprised mainly of dry docking costs. The Partnership’s vessels are required to be dry docked every thirty to sixty months for major repairs and maintenance that cannot be performed while the vessels are under operation. The Partnership has adopted the deferral method of accounting for dry docking activities whereby costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry docking activity.

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

(n)  Net Income Per Limited Partner Unit: Basic net income per limited partner unit is calculated by dividing the Partnership’s net income less net income allocable to preferred unit holders, general partner’s interest in net income (including incentive distribution rights (“IDR”)) and net income allocable to unvested units, by the weighted-average number of common units outstanding during the period (Note 15). Diluted net income per limited partner unit reflects the potential dilution that could occur if securities or other contracts to issue limited partner units were exercised.

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

(p)   Omnibus Incentive Compensation Plan: Equity compensation expense represents vested and unvested units granted to employees and to non-employee directors, for their services as directors, as well as to non-employees and are included in general and administrative expenses in the consolidated statements of comprehensive (loss) / income. These units are measured at their fair value equal to the market value of the Partnership’s common units on the grant date. The units that contain a time-based service vesting condition are considered unvested units on the grant date and the total fair value of such units is recognized on a straight-line basis over the requisite service period (Note 14).

(q)   Recent Accounting Pronouncements: In June 2018 the Financial Accounting Standards Board (“FASB”) issued the Accounting Standards Update (“ASU”) 2018-07 which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees was aligned with the requirements for share-based payments granted to employees. Accordingly, the ASU supersedes ASC 505-50 and expands the scope of ASC 718 to include all share-based payment arrangements related to the acquisition of goods and services from both nonemployees and employees. According to the amendments of this ASU and consistently with the accounting requirement for employee share based payment awards, nonemployee share-based payment awards within the scope of Topic 718 are measured at grant-date. The Partnership adopted this ASU for the reporting period commencing on January 1, 2019 with no significant impact on its financial statements. Please refer to Note 14 for further details.

In February 2016, the FASB issued the ASU 2016-02, Leases (codified as ASC 842). The main provision of this ASU is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. The requirements of this standard include an increase in required disclosures. The Partnership’s time charter arrangements are subject to the requirements of the new Leases standard as the Partnership is regarded as the lessor. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after the date of initial application, amended subsequently with ASU 2018-11 below adding an option to use certain transition relief. This standard is effective for public entities with reporting periods beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

(q)	Recent Accounting Pronouncements – Continued:

In July 2018, the FASB issued ASU 2018-11 to provide entities with relief from the costs of implementing certain aspects of the new leases standard, ASU 2016-02. Specifically, under the amendments in ASU 2018-11:

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

In December 2018, the FASB issued ASU 2018-20 to provide narrow scope improvements for lessors. The amendments in this update related to sales taxes and other similar taxes collected from lessees affect all lessors that elect the accounting policy election. In addition, amendments in this update related to lessor costs affect all lessor entities that have lease contracts that either require lessees to pay lessor costs directly to a third party or require lessees to reimburse lessors for costs paid by lessors directly to third parties. Finally, the amendments in this update related to recognition of variable payments for contracts with lease and non-lease components affect all lessor entities with variable payments that relate to both lease and non-lease components. The effective date and transition requirements for the amendments in this update for entities that have not adopted Topic 842 before the issuance of this update are the same as the effective date and transition requirements in ASU 2016-02. Please refer to Note 4.

3. Discontinued Operations

The Partnership’s discontinued operations relate to the operations of Diamond S, as following the spin-off, the Partnership has no continuing involvement in this business (Note 1).

Summarized selected operating results of the Partnership’s discontinued operations for the years ended December 31, 2019, 2018 and 2017 were as follows:

Major items constituting net (loss) / income from discontinued operations	For the years ended December 31,
	2019*	2018	2017
Revenues	$46,172	$161,659	$132,443
Expenses
Voyage expenses	12,655	37,202	10,498
Vessel operating expenses	15,506	68,406	54,281
General and administrative expenses	2,564	—	—
Vessel depreciation and amortization	9,630	40,276	38,014
Impairment of vessels	149,578	—	—
Interest expense and finance cost	3,174	8,433	6,642
Other (income) / expenses	(59)	(165)	320

Net (loss) / income from discontinued operations	$(146,876)	$7,507	$22,688

*	represents activity for the period from January 1, 2019 to the date of the completion of the DSS Transaction on March 27, 2019.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Discontinued Operations - Continued

As the Partnership spun-off its Tanker Business on March 27, 2019, assets and liabilities contributed to the DSS Transaction are no longer included in the consolidated balance sheet as of December 31, 2019. Summarized selected balance sheet information of the Partnership’s discontinued operations as of December 31, 2018 was as follows:

Carrying amounts of major classes of assets included as part of discontinued operations	As of December 31, 2018
Cash	$10,000
Inventories	7,183
Prepayments and other assets	6,515

Total major classes of current assets of discontinued operations	23,698

Vessels	643,682
Deferred charges, net	2,220
Above market acquired charters	7,531
Prepayments and other assets	1,035

Total major classes of non-current assets of discontinued operations	654,468

Total major classes of assets of discontinued operations	$678,166

Carrying amounts of major classes of liabilities included as part of discontinued operations
Current portion of long-term debt, net	$14,869
Deferred revenue	1,611
Trade accounts payables and accrued liabilities	5,055

Total major classes of current liabilities of discontinued operations	21,535

Long-term debt, net	134,744

Total major classes of long term liabilities of discontinued operations	134,744

Total major classes of liabilities of the discontinued operations	$156,279

During 2019 and 2018, the Partnership paid advances relating to the purchase of exhaust gas cleaning systems and ballast water treatment systems that will be installed to certain of its vessels that are part of Crude and Product tanker business, of $1,110 and $1,035 respectively.

During 2018, the Partnership acquired the M/T Aristaios and the M/T Anikitos and their attached time charter contracts. As the time charters daily rates of these contracts were above the market rates as of the transactions’ completion dates, the Partnership recognized the time charter contracts in its financial statements as above market acquired charters. The Partnership allocated the total consideration for these acquisitions to the vessels in the amount of $73,959 and to the above market acquired charters in the amount of $10,041. The M/T Aristaios and the M/T Anikitos were part of the Crude and Product Tanker business that the Partnership spun-off in connection with the DSS Transaction.

During 2018 and 2017, certain of the Partnership’s vessels that were part of the Crude and Product tanker business underwent improvements. The costs of these improvements amounted to $1,091 and $143 respectively and were capitalized as part of the vessels’ cost.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

4. Revenues from continuing operations

The following table shows the revenues from continuing operations earned from time and voyage charters contracts for the years ended December 31, 2019, 2018 and 2017:

	For the years ended December 31,
	2019	2018	2017
Time charters (operating leases)	$108,374	$107,923	$112,499
Voyage charters	$—	$9,672	$4,173

Total	$108,374	$117,595	$116,672

Time charters contracts

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. A time charter generally provides typical warranties and owner protective restrictions. The performance obligations in a time charter are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the owner of the vessel. The time charter contracts are considered operating leases and therefore fall under the scope of ASC 842 because (i) the vessel is an identifiable asset (ii) the owner of the vessel does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Revenues from time charters are recognized ratably on a straight line basis over the period of the respective charter. Under time charter agreements, all voyages expenses, except commissions are assumed by the charterer. Operating costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants are paid by the Partnership under time charter agreements.

The transition guidance associated with ASC 842 allows for certain practical expedients to the lessors. The Partnership elected to not separate the lease and non-lease components included in the time charter revenue because the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same and the lease component, if accounted for separately, would be classified as an operating lease. The daily hire rate represents the hire rate for a time charter as well as the compensation for expenses for operating and maintaining the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants. Both the lease and non-lease components are earned by passage of time. The Partnership adopted ASC 842 for the reporting period commencing on January 1, 2019 using the modified retrospective method and elected the practical expedients under ASU 2018-11 for the vessels under time charter agreements. Furthermore, the Partnership applied the transition provisions of ASU 2016-02 at its adoption date, rather than the earliest comparative period presented in the financial statements, as permitted by ASU 2018-11. The nature of the lease component and non-lease component that were combined as a result of applying the practical expedient are the contract for the hire of a vessel and the fees for operating and maintaining the vessel respectively. The lease component is the predominant component and the Partnership accounts for the combined component as an operating lease in accordance with Topic 842. The Partnership applied topic 842 with no significant impact on its financial statements and as a result no adjustment was posted in the Partnership’s opening retained earnings as of January 1, 2019.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

4. Revenues from continuing operations - Continued

Voyage charters contracts

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

In voyage charters, vessel operating and voyage expenses are paid for by the Partnership. The voyage charters are considered service contracts which fall under the provisions of ASC 606 because the Partnership retains control over the operations of the vessels such as the routes taken or the vessels’ speed.

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

Payment terms under voyage charters are disclosed in the relevant voyage charter agreements. Prior to the adoption of this standard, revenues generated under voyage charter agreements were recognized on a pro-rata basis over the period of the voyage which was deemed to commence upon the later of the completion of discharge of the vessel’s previous cargo or upon vessel’s arrival at the agreed upon port, and deemed to end upon the completion of discharge of the delivered cargo.

Further, the adoption of ASC 606 impacted the accounts receivable, the prepayments and other assets and the current liabilities on Partnership’s balance sheet as of December 31, 2018. Under ASC 606, receivables represent an entity’s unconditional right to consideration, whether billed or unbilled. As of December 31, 2019 and 2018 prepayments and other assets include bunker expenses of $0 and $397, respectively, incurred between the contract date and the date of the vessel’s arrival to the load port. As of December 31, 2019 there was no unearned revenue related to undelivered performance obligation. As of December 31, 2018 the unearned revenue related to undelivered performance obligations amounted to $371. The Partnership recognized this revenue in the first quarter of 2019 as the performance obligations were met.

5. Transactions with Related Parties

In August 2019 the Partnership completed the process of changing the manager of its container vessels, from Capital Ship Management Corp. (“CSM”) to Capital-Executive Ship Management Corp. (“Capital-Executive”), a privately held company ultimately controlled by Mr. Miltiadis Marinakis the son of Mr. Evangelos M. Marinakis who is the chairman of the Partnership’s sponsor, Capital Maritime & Trading Corp. (“CMTC”). The agreement with Capital-Executive has the same terms and conditions of our floating fee management agreement with CSM. M/V Cape Agamemnon remains under the management of CSM under our floating fee management agreement with CSM.

In connection with the DSS transaction (Note 1) in March 2019 the Partnership and CSM agreed to terminate the commercial and technical management agreement, dated as of March 17, 2010, between them as all vessels covered by this agreement were spun off as part of Diamond S; and agreed to amend the floating rate management agreement, dated June 10, 2011, between them to reflect that all tankers vessels owned by the Partnership, were part of its Tanker Business which spun off would no longer be managed under this agreement.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

5. Transactions with Related Parties – Continued

The Partnership and its subsidiaries have related party transactions with CSM, Capital-Executive (collectively the “Managers”) and the Partnership’s general partner, Capital GP L.L.C. (“CGP”) arising from certain terms of the following management and administrative services agreements.

1.

Floating fee management agreements: Under the terms of these agreements the Partnership compensates its Managers for expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry docking are borne by the Partnership and not by the Managers. The Partnership also pays its Managers a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index. For the years ended December 31, 2019, 2018 and 2017 management fees under the management agreements amounted to $3,917, $4,221 and $4,466, respectively, and are included in “Vessel operating expenses – related parties” in the consolidated statements of comprehensive (loss) / income.

2.

Administrative and service agreements: On April 4, 2007, the Partnership entered into an administrative services agreement with CSM, pursuant to which CSM has agreed to provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT and clerical services. In addition, the Partnership reimburses CSM and CGP for reasonable costs and expenses incurred in connection with the provision of these services, after CSM submits to the Partnership an invoice for such costs and expenses together with any supporting detail that may be reasonably required. These expenses are included in “General and administrative expenses” in the consolidated statements of comprehensive (loss) / income. In 2015, the Partnership entered into an executive services agreement with CGP, which was amended in 2016 and 2019, according to which CGP provides certain executive officers services for the management of the Partnership’s business as well as investor relation and corporate support services to the Partnership. For the years ended December 31, 2019, 2018 and 2017 such fees amounted to $1,880, $1,688, $1,688, respectively, and are included in “General and administrative expenses” in the consolidated statements of comprehensive (loss) / income.

Balances and transactions with related parties consisted of the following:

Consolidated Balance Sheets	As of December 31, 2019	As of December 31, 2018
Liabilities:
CSM – payments on behalf of the Partnership (a)	$3,151	$16,638
Management fee payable to CSM (b)	55	1,104
Capital-Executive – payments on behalf of the Partnership (a)	1,745	—
Management fee payable to Capital-Executive (b)	305	—

Due to related parties	$5,256	$17,742

Consolidated Statements of Comprehensive (Loss)/Income	For the years ended December 31,
	2019	2018	2017
Revenues (c)	$—	$701	$9,976
Vessel operating expenses	3,917	4,221	4,466
General and administrative expenses (d)	2,146	1,922	1,983

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

5. Transactions with Related Parties – Continued

(a) Managers—Payments on Behalf of the Partnership: This line item represents the amount outstanding for payments for operating and voyage expenses made by the Managers on behalf of the Partnership and its subsidiaries.

(b) Management fee payable to Managers: The amount outstanding as of December 31, 2019 and 2018 represents the management fee payable to the Managers under the management agreements between the Partnership and the Managers.

(c) Revenues: The following table includes information regarding the charter agreements included in continuing operations that were in place between the Partnership and CMTC and its subsidiaries during 2018. During 2019 no charter agreement with CMTC and its subsidiaries existed.

Vessel Name	Time Charter (TC) in years	Commencement of Charter	Termination	Gross (Net) Daily Hire Rate
M/T Aristotelis	1.0	01/2017	03/2018	$13.8 ($13.6)

(d) General and administrative expenses: This line item mainly includes fees relating to internal audit, investor relations and consultancy fees.

6. Vessels, net

The following table presents an analysis of vessels:

	Vessel Cost	Accumulated depreciation	Net book value
Balance as at January 1, 2018	$818,180	$(160,512)	$657,668

Improvements	277	—	277
Depreciation for the period	—	(32,113)	(32,113)
Impairment of vessels	(78,607)	49,802	(28,805)
Disposals	(10,927)	—	(10,927)

Balance as at December 31, 2018	$728,923	$(142,823)	$586,100

Improvements	19,896	—	19,896
Depreciation for the period	—	(29,105)	(29,105)

Balance as at December 31, 2019	$748,819	$(171,928)	$576,891

All of the Partnership’s vessels as of December 31, 2019 have been provided as collateral to secure the Partnership’s credit facilities.

During 2019 and 2018, certain of the Partnership’s vessels underwent improvements. The costs of these improvements amounted to $19,896 and $277 respectively and were capitalized as part of the vessels’ cost. Improvements during the year ended December 31, 2019 includes the cost of $19,297 related to the installation of exhaust gas cleaning and ballast water treatment systems for certain of the Partnership’s vessels.

During 2019 and 2018, the Partnership paid advances of $1,400 and $2,055 respectively, relating to the purchase of exhaust gas cleaning systems that will be installed to certain of its vessels, which are included in “Prepayments and other assets” in the Partnership’s consolidated balance sheets.

On September 11, 2018 the Partnership entered into a Memorandum of Agreement (“MOA”) with an unrelated party for the disposal of the M/T Amore Mio II at a price of $11,150. Upon entering into the agreement the Partnership determined that the M/T Amore Mio II met the criteria to be classified as held for sale as described in note 2(i) and measured the vessel at the lower of its carrying amount and fair value less the cost associated with the sale. In this respect, the Partnership recognized an impairment charge of $28,805 in the consolidated statement of comprehensive (loss) / income for the year ended December 31, 2018, reducing the vessel’s carrying value to $10,927. The vessel was delivered to its buyer on October 15, 2018.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

6. Vessels, net - Continued

On December 22, 2017 the Partnership entered into an MOA with an unrelated party for the disposal of the M/T Aristotelis at a price of $29,400. Upon entering into the agreement, the Partnership determined that M/T Aristotelis met the criteria to be classified as held for sale and measured the vessel at the lower of its carrying amount and fair value less the cost associated with the sale. In this respect, the Partnership recognized an impairment charge of $3,282 in the consolidated statement of comprehensive (loss) / income for the year ended December 31, 2017. Under this agreement, as amended, the vessel was delivered to its Buyer on April 25, 2018.

7. Above market acquired charters

For the years ended December 31, 2019, 2018 and 2017 revenues were reduced by $14,380 for each year corresponding to the amortization of the above market acquired charters.

The following table presents an analysis of above market acquired charters:

Above market acquired charters	Book Value
Carrying amount as at January 1, 2018	$75,035

Amortization	$(14,380)

Carrying amount as at December 31, 2018	$60,655

Amortization	$(14,380)

Carrying amount as at December 31, 2019	$46,275

As of December 31, 2019, the remaining carrying amount of unamortized above market acquired time charters was $46,275 and will be amortized in future years as follows:

For the year ending December 31,	Amount
2020	$11,696
2021	8,417
2022	8,371
2023	8,371
2024	8,326
Thereafter	1,094

Total	$46,275

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

8. Long-Term Debt

Long-term debt consists of the following:

	Bank loans	As of December 31, 2019	As of December 31, 2018	Margin
(i)	Issued in September 2017 maturing in October 2023 (the “2017 credit facility”)	262,385	295,118	3.25%

	Total long-term debt	$262,385	$295,118

	Less: Deferred loan issuance costs	3,399	3,707

	Total long-term debt, net	$258,986	$291,411

	Less: Current portion of long-term debt	29,145	38,494
	Add: Current portion of deferred loan issuance costs	2,148	1,015

	Long-term debt, net	$231,989	$253,932

In connection with the DSS Transaction (Note 1), the Partnership prepaid an amount of $89,298 under the 2017 credit facility and fully repaid all amounts outstanding under the 2015 credit facility and the Aristaios credit facility. The aggregate amounts repaid were $146,517 plus accrued interest and breakage costs. The Partnership presents associated amounts of long-term debt outstanding as of December 31, 2018 and interest expense and amortization of deferred loan issuance costs for the years ended December 31, 2019 and 2018 relating to the Tanker Business contributed in the DSS Transaction within discontinued operations (Note 3).

In March 2019, in connection with the DSS Transaction (Note 1), the Partnership entered into a Deed of Amendment and Restatement agreement with its 2017 credit facility lenders. According to this agreement, the amended 2017 credit facility is payable in 19 equal quarterly installments of $7,703 beginning in April 2019 in addition to a balloon installment of $139,130, which is payable together with the final quarterly installment in the fourth quarter of 2023. All other terms and conditions remained unchanged.

During the year ended December 31, 2019 and 2018 the Partnership repaid the amount of $32,733 and $34,984, respectively, in line with the amortization schedule of its 2017 credit facility. Also, during 2018 the Partnership prepaid the amounts of $14,383 and $5,916 due to the disposal of the M/T Aristotelis and the M/T Amore Mio II respectively (Note 6).

The Partnership’s credit facility contains customary ship finance covenants, including restrictions on changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness and the mortgaging of vessels and requirements such as that the ratio of EBITDA to net interest expenses to be no less than 2:1, a minimum cash requirement of $500 per vessel, that the ratio of net total indebtedness to the total assets of the Partnership adjusted for the market value of the fleet not to exceed 0.75:1. The 2017 credit facility also contains a collateral maintenance requirement under which the aggregate fair market value of the collateral vessels should not be less than 125% of the outstanding loans under the credit facility. Also the vessel-owning companies may pay dividends or make distributions only when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. As of December 31, 2019 and 2018 the Partnership was in compliance with all financial covenants.

The credit facility includes a general assignment of the earnings, insurances and requisition compensation of the respective collateral vessel or vessels. It also requires additional security, such as pledge and charge on current accounts and mortgage interest insurance.

As of December 31, 2019, there were no undrawn amounts under the Partnership’s credit facility.

For the years ended December 31, 2019, 2018 and 2017, the Partnership recorded interest expense from continuing operations of $15,836, $17,422 and $18,441 respectively, which is included in “Interest expense and finance cost” in the consolidated statements of comprehensive (loss) / income. For the years ended December 31, 2019 and 2018, the weighted average interest rate of the Partnership’s loan facilities was 5.7% and 5.4% respectively.

In December 2019 the Partnership entered into a term sheet with ICBC Financial Leasing Co., Ltd. (“ICBCFL”) for the sale and lease back of three vessels currently mortgaged under the 2017 credit facility, namely the CMA CGM Amazon, the CMA CGM Uruguay and the CMA CGM Magdalena, for a total amount of $155,350. The lease has a duration of seven years after drawdown, bears interest at Libor plus a margin of 2.60% and includes mandatory purchase obligations for the Partnership to repurchase the vessels on expiration at the predetermined price of $77,700 in total.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

8. Long-Term Debt – Continued

In addition, the Partnership has various purchase options commencing from the first year anniversary of the lease. Upon the completion of the ICBCFL lease the Partnership will repay the amount of $119,923 required under the 2017 credit facility for the release of the vessels. Taking into account the refinancing with ICBCFL the required annual loan payments to be made subsequently to December 31, 2019 are as follows:

For the year ending December 31,	Amount
2020	$29,145
2021	27,397
2022	27,397
2023	101,014
2024	11,093
Thereafter	66,339

Total	$262,385

9. Financial Instruments

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

The carrying value of cash and cash equivalents and restricted cash, which are considered Level 1 items as they represent liquid assets with short-term maturities, trade receivables, amounts due to related parties, trade accounts payable and accrued liabilities approximates their fair value. The fair value of long-term variable rate bank loan approximates the recorded value, due to its variable interest being the LIBOR and due to the fact the lenders have the ability to pass on their funding cost to the Partnership under certain circumstances, which reflects their current assessed risk. We believe the terms of our loan are similar to those that could be procured as of December 31, 2019. LIBOR rates are observable at commonly quoted intervals for the full term of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy.

(b)    Concentration of credit risk

Financial instruments which potentially subject the Partnership to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Partnership places its cash and cash equivalents, consisting mostly of deposits, with a limited number creditworthy financial institutions rated by qualified rating agencies. Most of the Partnership’s revenues were derived from a few charterers. For the year ended December 31, 2019, Hyundai Merchant Marine Co Ltd (“HMM”) and CMA CGM accounted for 40% and 39% of the Partnership’s total revenue from continuing operations, respectively. For the years ended December 31, 2018 and 2017 HMM and CMA CGM accounted for 38% and 36% of the Partnership’s total revenue from continuing operations, respectively.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

10. Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31,
	2019	2018
Accrued loan interest and loan fees	$3,403	$5,701
Accrued operating expenses	5,339	5,519
Accrued capitalized expenses	4,263	—
Accrued voyage expenses and commissions	1,356	4,320
Accrued general and administrative expenses	1,795	1,200

Total	$16,156	$16,740

11. Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses consist of the following:

	For the years ended December 31,
	2019	2018	2017
Voyage expenses:
Commissions	$1,952	$2,171	$1,977
Bunkers	89	4,360	1,384
Port expenses	4	2,217	1,053
Other	885	365	253

Total	$2,930	$9,113	$4,667

Vessel operating expenses:
Crew costs and related costs	$13,375	$14,794	$15,558
Insurance expense	1,796	2,112	2,436
Spares, repairs, maintenance and other expenses	5,001	4,396	4,412
Stores and lubricants	3,251	3,451	3,500
Management fees (Note 5)	3,917	4,221	4,466
Other operating expenses	3,209	1,674	1,492

Total	$30,549	$30,648	$31,864

12. Income Taxes

Under the laws of the Marshall Islands and Liberia, the countries in which the vessel-owning subsidiaries were incorporated, these companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes in the country in which the vessels are registered and managed from, and such taxes have been included in “Vessel operating expenses” in the consolidated statements of comprehensive (loss) / income.

Pursuant to Section 883 of the United States Internal Revenue Code (the “Code”) and the regulations thereunder, a foreign corporation engaged in the international operation of ships is generally exempt from U.S. federal income tax on its U.S.-source shipping income if the foreign corporation meets both of the following requirements: (a) the foreign corporation is organized in a foreign country that grants an “equivalent exemption” to corporations organized in the United States for the types of shipping income (e.g., voyage and time charter) earned by the foreign corporation and (b) more than 50% of the voting power and value of the foreign corporation’s stock is “primarily and regularly traded on an established securities market” in the United States and certain other requirements are satisfied (the “Publicly-Traded Test”).

Each of the jurisdictions where the Partnership’s vessel-owning subsidiaries are incorporated grants an “equivalent exemption” to United States corporations with respect to each type of shipping income earned by the Partnership’s vessel-owning subsidiaries. Additionally, our units are only traded on the Nasdaq Global Market, which is considered to be established securities market. The Partnership has satisfied the Publicly-Traded Test for the years ended December 31, 2019, 2018 and 2017 and the vessel-owning subsidiaries are exempt from United States federal income taxation with respect to U.S.-source shipping income.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

13. Partners’ Capital

General: The Partnership’s Limited Partnership Agreement (the “Partnership Agreement”) requires that within 45 days after the end of each quarter, beginning with the quarter ending June 30, 2007, all of the Partnership’s available cash be distributed to unit holders.

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

•

plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreements and in all cases are used solely for working capital purposes or to pay distributions to partners subject to certain exceptions set forth in the Partnership Agreement.

General Partner Interest and IDRs: The general partner has a 1.88% interest in the Partnership and holds the IDRs. In accordance with Section 5.2(b) of the Partnership Agreement, upon the issuance of additional units by the Partnership, the general partner may elect to make a contribution to the Partnership to maintain its general partner interest.

IDRs represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. According to the Partnership Agreement, as amended in 2014, the following table illustrates the percentage allocations of the additional available cash from operating surplus among the unit holders and general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unit holders and general partner in any available cash from operating surplus that is being distributed up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount per Unit,” until available cash from operating surplus the Partnership distributes reaches the next target distribution level, if any. The percentage interests shown for the unit holders and general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown below assume that the Partnership’s general partner maintains a 2% general partner interest and that it has not transferred its IDR.

	Total Quarterly	Marginal Percentage Interest in Distributions
	Distribution Target Amount per Unit	Unitholders	General Partner
Minimum Quarterly Distribution	$1.6275	98%	2%
First Target Distribution	up to $1.6975	98%	2%
Second Target Distribution	above $1.6975 up to $1.8725	85%	15%
Third Target Distribution	above $1.8725 up to $2.0475	75%	25%
Thereafter	above $2.0475	65%	35%

Following the 2014’s annual general meeting, CMTC unilaterally notified the Partnership that it has decided to waive its rights to receive quarterly incentive distributions between $1.6975 and $1.75. This waiver effectively increases the First Target Distribution and the lower band of the Second Target Distribution (as referenced in the table above) from $1.6975 to $1.75.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

13. Partners’ Capital – Continued

Distributions of Available Cash from Operating Surplus: Our Partnership Agreement requires that we make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner assuming that the Partnership’s general partner maintains a 2% general partner interest:

•	first, 98% to all unit holders, pro rata, and 2% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in the above table.

Class B Convertible Preferred Units

During 2012 and 2013 the Partnership issued in total 24,655,554 Class B Convertible Preferred Units to a group of investors including CMTC according to two separate Class B Convertible Preferred Unit Subscription Agreements (the “Subscription Agreements”). The holders of the Class B Convertible Preferred Units had the right to convert all or a portion of such Class B Convertible Preferred Units at any time into Common Units at the conversion price of $9 per Class B Convertible Preferred Unit and a conversion rate of one Common Unit per one Class B Convertible Preferred Unit. The Conversion Ratio and the Conversion Price should be adjusted upon the occurrence of certain events described in the Partnership Agreement. Commencing on May 23, 2015, in the event the 30-day volume-weighted average trading price (“VWAP”) and the daily VWAP of the Common Units on the National Securities Exchange on which the Common Units are listed or admitted to trading exceeds 130% of the then applicable Conversion Price for at least 20 Trading Days out of the 30 consecutive Trading Day period used to calculate the 30-day VWAP (the “Partnership Mandatory Conversion Event”) the Partnership acting pursuant to direction and approval of the Conflicts Committee (following consultation with the full board of directors), should have the right to convert the Class B Convertible Preferred Units then outstanding in whole or in part into Common Units at the then-applicable Conversion Ratio. The holders of the outstanding Class B Convertible Preferred Units as of an applicable record date should be entitled to receive, in cash, when, as and if authorized by the Partnership’s board of directors or any duly authorized committee, out of legally available funds for such purpose, (a) first, the minimum quarterly Class B Convertible Preferred Unit Distribution Rate on each Class B Convertible Preferred Unit and (b) second, any cumulative Class B Convertible Preferred Unit Arrearage then outstanding, prior to any other distributions made in respect of any other Partnership Interests pursuant to the Subscription Agreements. The minimum quarterly Class B Convertible Preferred Unit Distribution Rate should be payable quarterly which is generally expected to be February 10, May 10, August 10 and November 10, or, if any such date is not a business day, the next succeeding business day. No distribution on the Class B Convertible Preferred Units should be authorized by the board of directors or declared or paid or set apart for payment by the Partnership at such time as the terms and provisions of any agreement of the Partnership, including any agreement relating to its indebtedness, prohibits such authorization, declaration, payment or setting apart for payment or provides that such authorization, declaration, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or if such authorization, declaration, payment or setting apart for payment shall be restricted or prohibited by law. The foregoing distributions with respect to the Class B Convertible Preferred Units shall accumulate as of the Class B Convertible Preferred Unit distribution payment date on which they first became payable whether or not any of the foregoing restrictions exist, whether or not there was sufficient Available Cash for the payment thereof and whether or not such distributions are authorized. A cumulative Class B Convertible Preferred Unit arrearage should not bear interest and holders of the Class B Convertible Preferred Units shall not be entitled to any distributions, whether payable in cash, property or Partnership Interests, in excess of the then cumulative Class B Convertible Preferred Unit arrearage plus the minimum quarterly Class B Convertible Preferred Unit distribution rate for such quarter. With respect to Class B Convertible Preferred Units that were converted into Common Units, the holder thereof should not be entitled to a Class B Convertible Preferred Unit distribution and a Common Unit distribution with respect to the same period, but should be entitled only to the distribution to be paid based upon the class of Units held as of the close of business on the record date for the distribution in respect of such period; provided, however, that the holder of a converted Class B Convertible Preferred Unit should remain entitled to receive any accrued but unpaid distributions due with respect to such Unit on or as of the prior Class B Convertible Preferred Unit distribution payment date; and provided, further, that if the Partnership exercises the Partnership Mandatory Conversion Right to convert the Class B Convertible Preferred Units pursuant to Subscription Agreements then the holders’ rights with respect to the distribution for the Quarter in which the Partnership Mandatory Conversion Notice was received was as set forth in the Partnership Agreement.

On March 27, 2019, in connection with the DSS Transaction, the Partnership redeemed and retired all outstanding Class B Convertible Preferred Units at 100% of par value, translating into a redemption price of $116,850, and paid to Class B Convertible Preferred Units holders the pro-rata dividends for the period from January 1, 2019 to March 27, 2019, which amounted to $2,652. The difference between the carrying amount of Class B Convertible Preferred Units at the time of their redemption and their redemption price amounted to $9,119. The difference was considered as deemed dividends to preferred unit holders and was presented as income attributable to preferred unit holders in the Partnership’s consolidated financial statements.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

13. Partners’ Capital – Continued

Common Units

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

In September 2016, the Partnership entered into an equity distribution agreement with UBS Securities LLC (“UBS”) under which the Partnership could sell, from time to time, through UBS, as its sales agent, new common units having an aggregate offering amount of up to $50,000 (the “ATM offering”). The equity distribution agreement provided that UBS, when it was acting as the Partnership’s sales agent, would be entitled to compensation of up to 2% of the gross sales price of the common units sold through UBS from time to time. As of December 31, 2019 the agreement with UBS was terminated. During 2019 and 2018, the Partnership did not issue any units under the ATM offering. During 2017, the Partnership issued 736,008 new common units under the ATM offering resulting in net proceeds of $17,815 after the payment of commission to the sales agent, but before offering expenses. For the year ended December 31, 2017, the Partnership recognized offering expenses of $176 in connection with the ATM offering.

As of December 31, 2019 and 2018 our partners’ capital included the following units:

	As of December 31, 2019	As of December 31, 2018
Common units	18,178,100	18,178,100
General partner units	348,570	348,570
Preferred units	—	12,983,333

Total partnership units	18,526,670	31,510,003

14. Omnibus Incentive Compensation Plan

On April 29, 2008, the board of directors approved the Partnership’s omnibus incentive compensation plan (the “Plan”) according to which the Partnership may issue a limited number of awards, not to exceed 71,429 units. The Plan was amended on July 22, 2010 to increase the aggregate number of restricted units issuable under the Plan to 114,286 and then on August 21, 2014, to increase such amount to 235,714 common units, at the annual general meeting of the Partnership’s unit holders. The Plan is administered by the general partner as authorized by the board of directors. The persons eligible to receive awards under the Plan were officers, directors, and executive, managerial, administrative and professional employees of CSM, or CMTC, or other eligible persons (collectively, “key persons”) as the general partner, in its sole discretion, shall select based upon such factors as it deems relevant. Members of the board of directors and officers of the general partner were considered to be employees of the Partnership (“Employees”) for the purposes of recognition of equity compensation expense, while employees of CSM, CMTC and other eligible persons under the plan were not considered to be employees of the Partnership (“Non-Employees”). Awards may be made under the Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. Under the Plan if any award granted is forfeited then these units shall again become available to be delivered.

On December 23, 2015, the Partnership awarded 34,286 and 87,143 unvested units to Employees and Non-Employees, respectively. Awards granted to certain Employees and Non Employees vested in three annual installments. These awards fully vested on December 31, 2018.

All unvested units were conditional upon the grantee’s continued service as Employee and/or Non-Employee until the applicable vesting date.

The unvested units accrue distributions as declared and paid, which distributions are retained by the custodian of the Plan until the vesting date at which time they are payable to the grantee. As unvested unit grantees accrue distributions on awards that are expected to vest, such distributions are charged to Partners’ capital.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

14. Omnibus Incentive Compensation Plan - Continued

On July 23, 2019, the board of directors adopted an amended and restated Plan (“the 2019 amended plan”), so as to reserve for issuance a maximum number of 740,000 restricted common units. On July 23, 2019, the Partnership awarded 445,000 unvested units to Employees and Non-Employees with a grant-date fair value of $11.23 per unit. Awards granted to certain Employees and Non Employees will vest in three equal installments. The remaining awards will vest on December 31, 2021.

Based on the adoption of the ASU 2018-07 and its amendments and the provisions of ASC 718 (Note 2), the Partnership recognized the cost of the 2019 amended plan based on its estimated fair value on the grant date for both the Employees and Non-Employees awards. Prior to the adoption of the ASU 2018-07, the Partnership recognized the equity compensation cost based on its grant date fair value for Employees award and based on its award fair value at each reporting period for Non-Employees award. For the years ended December 31, 2019, 2018 and 2017 the equity compensation expense included in “General and administrative expenses” in the consolidated statements of comprehensive (loss) / income was $907, $613 and $1,156, respectively. As of December 31, 2019 the total compensation cost related to non-vested awards was $4,090 and is expected to be recognized over a weighted average period of two years. As of December 31, 2019 the fair value of the vested common units was $216 based on a price of $13.44 per common unit. The Partnership uses the straight-line method to recognize the cost of the awards.

The following table contains details of our plan:

	Equity compensation plan
Unvested Units	Units	Amount
Unvested on January 1, 2018	77,857	$24,759
Vested	77,857	$24,759

Unvested on December 31, 2018	—	$—

Granted	445,000	$4,997
Vested	16,042	180

Unvested on December 31, 2019	428,958	$4,817

15. Net Income / (Loss) from continuing operations Per Unit

The general partner’s and common unit holders’ interests in net income are calculated as if all net income for periods subsequent to April 4, 2007, were distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash (Note 13), which is a contractually-defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper resources for the Partnership’s business. Unlike available cash, net income is affected by non-cash items. The Partnership follows the guidance relating to the Application of the Two-Class Method and its application to Master Limited Partnerships, which considers whether the incentive distributions of a master limited partnership represent a participating security when considered in the calculation of earnings per unit under the Two-Class Method.

The Partnership also considers whether the Partnership Agreement contains any contractual limitations concerning distributions to the IDRs that would impact the amount of earnings to allocate to the IDRs for each reporting period.

Under the Partnership Agreement, the holder of the IDRs in the Partnership, which is currently CGP, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions (Note 13). The Partnership excluded the effect of the 12,983,333 Class B Convertible Preferred Units in calculating dilutive EPU for the years ended December 31, 2019, 2018 and 2017, as they were anti-dilutive.

For the year ended December 31, 2019 the Partnership excluded the effect of 428,958 unvested units under the omnibus incentive compensation plan in calculating dilutive EPU for its common unit holders as they were anti-dilutive.For the years ended December 31, 2018 and 2017 the Partnership excluded the effect of 77,857 units under the omnibus incentive compensation plan which vested in December 2018 (Note 14) in calculating dilutive EPU for its common unit holders as they were anti-dilutive. The non-vested units are participating securities because they received distributions from the Partnership and these distributions do not have to be returned to the Partnership if the non-vested units are forfeited by the grantee.

Excluding the non-cash vessels’ impairment charge, as this was not distributed to the Partnership’s unit holders for the year ended December 31, 2019 and 2018, the Partnership’s net income for the years ended December 31, 2019, 2018 and 2017 did not exceed the First Target Distribution Level, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’s interest in net income.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

15. Net Income / (Loss) from continuing operations Per Unit – Continued

The two class method used to calculate EPU from continuing operations is as follows:

BASIC AND DILUTED	2019	2018	2017
Numerators
Partnership’s net income / (loss) from continuing operations	$24,421	$(7,611)	$15,795
Less:
Preferred unit holders’ interest in Partnership’s net income from continuing operations	2,652	11,101	11,101
Deemed dividend to preferred unit holders’ (Note 13)	9,119	—	—
General Partner’s interest in Partnership’s net income / (loss) from continuing operations	236	(352)	86
Partnership’s net income / (loss) from continuing operations allocable to unvested units	130	(103)	13
Common unit holders’ interest in Partnership’s net income / (loss) from continuing operations	$12,284	$(18,257)	$4,595
Denominators
Weighted average number of common units outstanding, basic and diluted	18,178,144	18,100,455	17,692,192
Net income /(loss) from continuing operations per common unit:
Basic and Diluted	$0.68	$(1.01)	$0.26

16. Commitments and Contingencies

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

Currently, the Partnership is not aware of any such claims or contingent liabilities which should be disclosed or for which a provision should be established in the consolidated financial statements other than the case disclosed below.

CMA CGM Amazon settlement

In September 2019, one of the Partnership’s subsidiaries reached a settlement with the U.S. Department of Justice (“DOJ”) regarding the M/V CMA CGM Amazon for oil record book violations. Under the terms of the agreement, the subsidiary pled guilty to oil record book violations with respect to the M/V CMA CGM Amazon. The subsidiary shall pay a fine of up to $500 and was placed on probation for 30 months. If, during the term of probation, the subsidiary fails to adhere to the terms of the plea agreement, the DOJ may withdraw from the plea agreement and would be free to prosecute the subsidiary on all charges arising out of its investigation, including any charges dismissed pursuant to the terms of the plea agreement, as well as potentially other charges. The subsidiary is also required to implement an environmental compliance plan in connection with the settlement. As of December 31, 2019, the Partnership recorded an accrual of $500 in connection with this case which is included in current liabilities in the Partnership’s consolidated balance sheets.

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

16. Commitments and Contingencies – Continued

Commitments

(a)	Lease Commitments: Future minimum charter hire receipts, excluding any profit share revenue that may arise, based on non-cancellable long-term time charter contracts, as of December 31, 2019 were:

Year ending December 31,	Amount
2020	$109,355
2021	80,317
2022	79,296
2023	79,297
2024	63,738
Thereafter	8,254

Total	$420,257

(b)	Vessels’ Equipment Commitments

As of December 31, 2019 the Partnership had outstanding commitments relating to the purchase of exhaust gas cleaning systems and ballast water treatment systems on certain of its vessels, amounting to $2,774 and which are payable within the next twelve months.

17. Subsequent Events

(a)

Dividends: On January 21, 2020, the board of directors of the Partnership declared a cash distribution of $0.35 per common unit for the fourth quarter of 2019. The fourth quarter common unit cash distribution was paid on February 11, 2020, to unit holders of record on February 3, 2020.

(b)

Acquisition of vessels: In January 2020, the Partnership agreed to acquire three 10,000 TEU sister container vessels, namely the M/V Athos, the M/V Aristomenis and the M/V Athenian built in 2011 at Samsung Heavy Industries Co, Ltd, for a total consideration of $162,600 from CMTC. The vessels are under long-term time charters with Hapag-Lloyd which will expire in April 2024. The gross charter rate for each vessel currently amounts to $27.0 per day, increasing to $28.0 per day for the M/V Aristomenis from October 2020, and from July 2021 onwards for the M/V Athos and the M/V Athenian. The time charters include two one-year options at $32.5 and $33.5 gross per day, respectively. The acquisition of the vessels was completed during January 2020

(c)

Issuance of long term debt: On January 17, 2020 the Partnership entered into a new term loan facility of up to $38,500 for the purpose of partially financing the acquisition of M/V Athenian. The full amount of the facility was drawn on January 22, 2020 and is payable in 20 consecutive quarterly installments of $860 beginning three months after the drawdown date plus a balloon payment of $21,300 payable together with the last quarterly installment due in January 2025. The loan facility bears interest at Libor plus a margin of 2.55%.

(d)	Sale and lease back transaction (financing arrangement):

In January 2020, the Partnership entered into an agreement for the sale and lease back of the vessels M/V Athos and M/V Aristomenis with CMB Financial Leasing Co., Ltd, (“CMBFL”) for up to $38,500 each. The lease agreement has a duration of five years, bears an interest at Libor plus a margin of 2.55% and includes a purchase option for the Partnership to acquire each vessel on expiration of the lease at the predetermined price of $22,500 or pay the amount of $7,500 to CMBFL, if the option is not exercised. In addition, the Partnership has various purchase options commencing from the first year anniversary of the lease. The full amounts were drawn down on January 23, 2020.