Form 20-F
period 2020-12-31
Capital Product Partners L.P.
filed 2021-04-27
CIK 1392326

Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31,2020

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

18,623,100 Common Units

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

Large accelerated filer ☐	Accelerated Filer ☒	Non- accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on an attestation to it management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

YES   ☐                 NO  ☒

-i-

ABOUT THIS REPORT

This annual report on Form 20-F (this “Annual Report”) should be read in conjunction with our audited consolidated balance sheets as of December 31, 2020 and 2019, the related consolidated statements of comprehensive (loss)/income, changes in partners’ capital, and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes included herein (the “Financial Statements”).

In this Annual Report, unless the context otherwise requires:

•   the “Partnership,” “CPLP,” “we,” “us” or “our” refer to Capital Product Partners L.P. and, unless the context otherwise requires, its consolidated subsidiaries;

•   “Capital Maritime” or “CMTC” refer to Capital Maritime & Trading Corp., our sponsor;

•   “General Partner” refers to Capital GP L.L.C., our general partner;

•   the “Manager” or “Capital-Executive” refer to our manager, Capital-Executive Ship Management Corp.;

•   “Capital Ship Management” refers to Capital Ship Management Corp., our former manager. On November 30, 2020 the M/V Cape Agamemnon, the last vessel to which Capital Ship Management provided technical management services entered into a technical management agreement with Capital-Executive.

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

•   DSSI combined with DSS’s businesses and operations and issued additional shares of common stock to DSS’s limited partners; and

•   on March 27, 2019, we effected a one for seven reverse split of our common and general partner units, reducing the number of common units issued and outstanding on that date from 127,246,692 to 18,178,100 common units and the number of general partner units issued and outstanding on that date from 2,439,989 to 348,570 general partner units (the “March 2019 Reverse Split”).

As of the date of this Annual Report, we own a fleet of 17 vessels, consisting of 13 neo-Panamax container vessels, three Panamax container vessels and one drybulk vessel.

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

- 1 -	Table of Contents

FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this Annual Report concerning our business, operations, cash flows, and financial position, including, among other things, the likelihood of our success in developing and expanding our business, include forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, financial condition and the markets in which we operate, and involve risks and uncertainties. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “might,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “likely,” “intend,” “forecast,” “believe,” “estimate,” “project,” “predict,” “propose,” “potential,” “continue,” “seek” or the negative of these terms or other comparable terminology. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flows, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this Annual Report in “Item 3. Key Information—D. Risk Factors” below. These forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

•	expectations regarding our ability to make distributions on our common units;
•	our ability to increase our cash available for distribution over time;
•	expectations regarding global economic outlook and growth;
•	developments with regard to the COVID-19 pandemic and its impact on the global economy, international trade and shipping markets;
•	expectations regarding shipping conditions and fundamentals, including the balance of supply and demand, as well as trends and conditions in the newbuild markets and scrapping of older vessels;
•	our current and future business and growth strategies and other plans and objectives for future operations;
•	future acquisitions of vessels from Capital Maritime or third parties;
•	our continued ability to enter into medium- or long-term, fixed-rate time charters with our charterers and to re-charter our vessels as their existing charters expire at attractive rates;
•	the relationships and reputation of our Manager, Capital Ship Management and our General Partner in the shipping industry;
•	the financial condition, viability and sustainability of our charterers, including their ability to meet their obligations under the terms of our charter agreements;
•	our ability to maximize the use of our vessels;
•	our ability to access debt, credit and equity markets;
•	our ability to service, refinance or repay our financing under our financing arrangements under their current terms and settle any hedging arrangements we may have;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	the expected lifespan and condition of our vessels;
•	changes to the regulatory requirements applicable to the shipping industry, including, without limitation, stricter requirements adopted by international organizations and the European Union, or by individual countries or charterers and actions taken by regulatory authorities overseeing such areas as safety and environmental compliance;
•	our ability to successfully operate exhaust gas cleaning systems (“scrubbers”) on certain or all of our vessels;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, including new environmental regulations and standards, as well as standard regulations imposed by our charterers applicable to our business;
•	the impact of heightened regulations and the actions of regulators and other government authorities, including anti-corruption laws and regulations, as well as sanctions and other governmental actions;
•	our anticipated general and administrative expenses;

- 2 -	Table of Contents

•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;
•	the anticipated taxation of our partnership and distributions to our common unitholders;
•	the ability of our General Partner to retain its officers and the ability of our Manager to retain key employees; and
•	anticipated funds for liquidity needs and the sufficiency of cash flows.

The preceding list is not intended to be an exhaustive list of all our forward-looking statements. These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and, therefore, involve a number of risks and uncertainties, including those risks discussed in “Item 3. Key Information—D. Risk Factors” below. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

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

- 3 -	Table of Contents

 PART I

Item 1.	Identity of Directors, Senior Management and Advisors.

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not Applicable.

Item 3.	Key Information.

A.         [Reserved.]

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

An investment in our securities involves a high degree of risk.

Some of the risks described below relate to the industry and the countries in which we operate as of the date of this Annual Report. Please read the introductory note entitled “DSS Transaction and March 2019 Reverse Split” and “Item 4. Information on the Partnership” for information on the current scope of our operations. While we currently own 17 vessels consisting of 13 neo-Panamax container vessels, three Panamax container vessels and one drybulk vessel, we may in the future re-enter the tanker market or enter into new markets. If that happens, we will be exposed to additional risks.

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

SUMMARY OF RISK FACTORS

The following is a summary of some of the principal risks we face. The list below is not exhaustive, and you should read this “Risk factors” section in full.

•	The ocean-going container and drybulk shipping industries are cyclical and volatile.
•	An oversupply of containership capacity may depress current charter rates and adversely affect our ability to re-charter our existing containerships at profitable rates or at all.
•	A decrease in the level of export and import of goods, in particular from and to Asia, as a result of trade protectionism, economic sanctions or other factors affecting global markets, could affect demand for shipping.
•	Vessel values may decrease and over time may fluctuate substantially, which may cause us to recognize losses if we sell our vessels or record impairments.
•	We may not be able to grow or to effectively manage our growth.
•	If our charterers do not fulfill their obligations to us, or if they are unable to honor their obligations, our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt may be adversely affected.
•	We currently derive all of our revenues from a limited number of charterers and the loss of any charterer or charter or vessel could result in a significant loss of revenues and cash flows.
•	As our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters, comply with debt covenants or raise financing.

- 4 -	Table of Contents

•	Marine transportation is inherently risky, and an incident involving significant loss of, or environmental contamination by, any of our vessels could harm our reputation and business.

RISKS RELATED TO OUR INDUSTRY

We are exposed to various risks in the ocean-going container and drybulk shipping industries, which are cyclical and volatile.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates and profitability and demand for our vessels depends on a range of factors, including demand for the shipment of cargoes in containers. In the first half of 2020, container charter rates fell close to historical lows due to the initial impact of COVID-19 on the container industry, as international containerized trade stalled. However from the second half of 2020 onwards, change in worldwide consumer behaviour, reduced ports capacity due to social distancing and quarantine measures imposed in various counties worldwide and dislocation of container boxes and containerized trade have resulted in a rapid increase in charter rates.

Liner companies have experienced for the most part of the last decade a substantial downturn in container shipping activity, resulting in depressed average freight rates, which has caused financial distress at a number of liner companies, including on certain of our charterers. Currently liner companies are experiencing record high profitability due to the increased freight rates caused by the COVID-19 pandemic, but a drop in freight rates in the future could result in diminished profitability or losses, and could adversely impact certain of our charterers. In a number of instances in the past, charterers have not performed under, or have requested modifications of, existing time charters.

Containership charter rates depend upon a range of factors, including changes in the supply and demand for ship capacity and changes in the supply and demand for major products transported by containerships. During 2020, demand growth in global trade had slowed down. In 2019, growth stood at 4.3%, while in 2020 growth was reversed to -1.1%. The percentage of the worldwide fleet remaining idle peaked at 8.3% in June 2020 and gradually reduced to 3.6% as of the end of 2020.

The drybulk shipping industry is cyclical with attendant volatility in charter rates, vessel values and profitability, with wide disparities across different classes of drybulk carriers. After reaching historical highs in mid-2008, charter hire rates for drybulk carriers have declined significantly and reached historically low levels in 2016. Capesize charter rates remained below historical averages in 2020, partly due to the COVID-19 pandemic and its impact on demand for raw materials. The number of drybulk vessels on order as of the start of February 2020 was estimated by market sources to be approximately 9.9% of the then-existing global drybulk fleet in dwt terms, with deliveries expected mainly during the next 24 months, although available data with regard to cancellations of existing newbuild orders or delays in newbuild deliveries are not always accurate or may not be readily available. An oversupply of drybulk vessel capacity will likely result in protracted weakness in drybulk charter hire rates. Our sole dry bulk carrier, the M/V Cape Agamemnon is currently deployed in the spot market, which is highly volatile and which may affect our earnings and the value of that vessel. If we cannot enter into a period time charter for the M/V Cape Agamemnon on acceptable terms, we may have to continue to secure charters in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter the vessel at all.

The factors affecting the supply and demand for products shipped in containers and for containerships and/or drybulk vessels are outside our control and the nature, timing, direction and degree of changes in industry conditions are difficult to predict. Some of the factors that influence demand for containerships and/or drybulk vessels include:

•	supply and demand, including consumer demand, for products suitable for shipping in containers and/or drybulk products;
•	changes in global production of products transported by containerships and/or drybulk vessels;
•	seaborne and other transportation patterns, including the distances over which container and/or drybulk cargoes are transported and changes in such patterns and distances;
•	the globalization of manufacturing;
•	developments with regard to the ability of nations worldwide to contain the COVID-19 pandemic and its impact on economic activity including the imposition of quarantine rules, lockdowns and other social distancing measures;
•	developments in international trade and in the market for exports of containerized goods and raw materials, including China;
•	global and regional economic and political conditions;
•	developments in international trade including threats and/or imposition of trade tariffs;
•	economic growth in China, India and other emerging markets, including trends in the market for imports of raw materials to such markets;
•	environmental and other regulatory developments;

- 5 -	Table of Contents

•	currency exchange rates;
•	weather (including severe weather events resulting from climate change); and
•	cost of bunkers.

Some of the factors that influence the supply of containerships and/or vessel capacity for drybulk carriers include the following:

•	the number of newbuild orders and deliveries, which among other factors depend upon the ability of shipyards to meet contracted delivery dates and the ability of purchasers to finance such new acquisition;
•	the extent of newbuild vessel deferrals;
•	the scrapping rate of containerships and/or drybulk vessels;
•	newbuild prices and containership and/or drybulk vessel owner access to capital to finance the construction of newbuilds;
•	charter rates and the price of steel and other raw materials;
•	changes in environmental and other regulations and standards that may limit the profitability, operations or useful life of vessels;
•	the number of containerships and/or drybulk vessels that are slow-steaming or extra slow-steaming to conserve fuel;
•	the number of containerships and/or drybulk vessels that are off-charter, including the number of vessels that are being retrofitted with scrubbers and the number of vessels otherwise not in service (for example, as a result of vessel casualties);
•	port and canal congestion and closures; and
•	demand for fleet renewal.

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

We currently anticipate that the future demand for the M/V Cape Agamemnon will be dependent, among other things, upon the rate of economic growth in the global economy, including the world’s developing economies, such as China, India, Brazil and Russia, seasonal and regional changes in demand, changes in the capacity of the global drybulk vessel fleet and the sources and supply of drybulk cargo to be transported by sea. A decline in demand for commodities transported in drybulk vessels or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or repay our debt.

An oversupply of vessel capacity may prolong or depress current charter rates and adversely affect our ability to re-charter our vessels at profitable rates or at all.

From 2005 through the first quarter of 2010, the size of the containership order-book was at historically high levels. Although the container order-book declined compared to previous years, it still represented 10.6% of the existing worldwide fleet as at the end of January 2021. Deliveries of vessels ordered will significantly increase the size of the container fleet over the next two to three years. The number of drybulk vessels on order as of the start of April 2021 was estimated by market sources to be approximately 5.6% of the then-existing global drybulk fleet in dwt terms, with deliveries expected mainly during the next 24 months, although available data with regard to cancellations of existing newbuild orders or delays in newbuild deliveries are not always accurate or may not be readily available. Our sole dry bulk carrier, the M/V Cape Agamemnon is currently deployed in the spot market.

An oversupply of newbuild vessels or re-chartered or idle vessel capacity entering the market, combined with any decline in the demand for containerships or drybulk vessels, may depress charter rates and may decrease our ability to re-charter our vessels other than for reduced rates or unprofitable rates or to re-charter our vessels at all, which may materially and adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

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

- 6 -	Table of Contents

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

The United Kingdom withdrawal from the European Union on January 31, 2020, could affect the demand for global shipping. On December 24, 2020 the United Kingdom and European Union agreed to a trade and cooperation agreement, which was ratified by the United Kingdom on December 30, 2020 and is expected to be formally approved by the European Union in 2021. The trade and cooperation agreement, which has been applied provisionally since January 1, 2021, allows the United Kingdom and European Union to continue trading without tariffs or quotas. However, there are still a number of areas of uncertainty about the terms under which the United Kingdom will continue to trade with the European Union and how such terms will affect international trade.

In the United States, there is significant uncertainty about the future relationship between the United States and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. In particular, the prior U.S. administration has taken actions seeking more favorable terms in its dealings with its trade partners and the announcement of unilateral tariffs on imported products by the United States has triggered retaliatory actions from certain foreign governments. Any future trade barriers or restrictions on trade in the United States may trigger retaliatory actions by others, potentially resulting in a “trade war.”

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

Container and drybulk vessel values have been volatile over the last five years. Vessel values may decrease and over time may fluctuate substantially, which may cause us to recognize losses if we sell our container vessels or the M/V Cape Agamemnon, or record impairments and affect our ability to comply with our loan covenants or refinance our debt.

The market values of drybulk and container vessels have generally experienced high volatility. Container and drybulk vessel values can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic and market conditions affecting the shipping industry;
•	reduced demand for vessels, including as a result of a substantial or extended decline in world trade;
•	supply of vessels and capacity;
•	types, sizes and ages of vessels;
•	prevailing charter rates, the need to upgrade vessels as a result of charterer requirements and the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment;
•	changes in applicable environmental or other regulations or standards, including regulations or standards which relate to the reduction of greenhouse emissions;
•	prevailing newbuild prices for similar vessels;

- 7 -	Table of Contents

•	prevailing demolition prices for similar vessels;
•	availability of capital for investment in vessels, including ship finance and public equity;
•	supply of containerships in the market for sale, including mass disposals of containerships controlled by financing institutions, “fire sales” of vessels by some of our competitors or other fleet-owners that may be in distress, or commercial banks foreclosing on collateral from time to time; and
•	competition from other shipping companies and the availability of other modes of transportation.

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

If a more active short-term or spot market develops, we may have more difficulty entering into medium- to long-term, fixed-rate time charters and our existing charterers may begin to pressure us to reduce our charter rates.

One of our principal strategies is to enter into medium- to long-term, fixed-rate time charters. As more vessels become available for the short-term or spot market, we may have difficulty entering into additional medium- to long-term, fixed-rate time charters for our vessels due to the increased supply of vessels and possibly lower rates in the spot market. Charter rates in the spot market are more volatile and revenue are, therefore, less predictable. As a result, our cash flows may be subject to instability in the long term. Currently, three of our container vessels are chartered for less than two years and our sole drybulk vessel, the M/V Cape Agamemnon, is deployed in the spot market. A more active short-term or spot containership market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flows in periods

- 8 -	Table of Contents

when the market price for vessels is depressed or us having insufficient funds to cover our financing costs for related vessels. In addition, the development of an active short-term or spot containership market could affect rates under our existing time charters as our current charterers may begin to pressure us to reduce our rates.

A negative change in the economic conditions in Asia, especially in China, Japan or India, could reduce drybulk trade and demand, which would affect charter rates and have a material adverse effect on the profitability of our drybulk vessel.

A significant number of the port calls made by Capesize bulk carriers involve the loading or discharging of raw materials in ports in Asia, particularly China, Japan and India. If economic growth declines in China, Japan, India and other countries in Asia, drybulk trade and demand and, as a result, charter rates for drybulk vessels, may decrease and adversely affect our ability to re-charter the M/V Cape Agamemnon at a profitable rate or at all.

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

The operation of drybulk vessels involves certain unique operational risks, and failure to adequately maintain the M/V Cape Agamemnon could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make distributions and service or refinance our debt.

With a drybulk vessel, the cargo itself and its interaction with the vessel may create operational risks. By their nature, drybulk cargoes are often heavy, dense and easily shifted, and they may react badly to water exposure. In addition, drybulk vessels are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach while at sea. Breaches of a drybulk vessel’s hull may lead to the flooding of the vessel’s holds. If a drybulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we or Capital-Executive do not adequately maintain the M/V Cape Agamemnon, we may be unable to prevent these events. The occurrence of any of these events could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make distributions and service or refinance our debt.

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

Pandemics such as the novel coronavirus (COVID-19) have, in the short to medium term, had an adverse effect on our operations and financial condition and may have unpredictable long-term effects, including on the demand and supply for container and dry bulk vessels.

On March 11, 2020, the World Health Organization declared the spread of a novel coronavirus (COVID-19) to be a global pandemic. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains, created significant volatility and disruption in financial markets and increased unemployment levels. In addition, the pandemic has resulted in the imposition of various travel restrictions, health protocols and changing quarantine regimes in the countries in which we operate. These have so far translated into, among other things, increased costs and off-hire related to crewing, crew rotation and crew related expenses, higher forwarding expenses and longer lead times to delivery, as well as increased dry docking duration and costs. While some economies have since begun re-opening in varying degrees, it is impossible to predict the course the virus will take, how governments would respond to multiple waves of the virus, whether vaccine produced will be effective against the virus and possible mutations and if vaccines can be produced and administered in the scale required. In the long run, the impact of COVID-19 on the global economy, consumer behaviour, globalisation and international trade remains uncertain.

 The main effects of the COVID-19 pandemic on the Partnership so far are as follows:

•	Our vessels have been subject to quarantine checks upon arriving at certain ports. This has often resulted in delays in completing vessel operations and in off-hire days in certain cases where a positive COVID-19 case has been identified.

- 9 -	Table of Contents

•	Due to quarantine restrictions placed on persons and additional procedures for crew rotation, our crew has had difficulty embarking and disembarking on our ships. This has not, thus far, affected our ability to rotate crew but has resulted in increased expenses.

In addition, the COVID-19 pandemic has resulted in reduced industrial activity in various countries around the world, with temporary closures of factories and other facilities such as port terminals, which led to a temporary decrease in supply of goods and congestion in warehouses and terminals. For example, the measures taken by the Chinese government in response to the outbreak, which included numerous factory closures and restrictions on travel, as well as labor shortages resulting from the outbreak, have slowed down production in China and in other regions relying on Chinese production or raw materials, and decreased the level of export and import of goods from such regions. Government-mandated shutdowns in various countries have also decreased consumption of goods, negatively affecting trade volumes and the shipping industry globally.

We expect that pandemics generally, including the current COVID-19 pandemic, could affect our business in the following ways, among others:

(1)	Pandemics may reduce the demand for goods worldwide without a commensurate corresponding change in the number of vessels worldwide, thereby increasing competition and decreasing the market price for transporting containerised and dry bulk products;
(2)	Countries could impose quarantine checks and hygiene measures on arriving vessels, causing delays in loading and delivery of cargo;
(3)	The process of buying, selling, and maintaining vessels may become more onerous and time-intensive. For instance, delays may be caused at shipyards for newbuildings, drydocks and other work, in vessel inspections and related certifications by class societies, customers or government agencies, as well as delays and shortages or a lack of access to required spare parts and lack of berths or shortages in labor, which may in turn delay any repairs to, scheduled or unscheduled maintenance or modifications, or drydocking of, our vessels;
(4)	We may experience a decrease in productivity, generally, as people—including our Manager’s office employees and crews, as well as our counterparties—fall ill and take time off from work. We are particularly vulnerable to our crew members getting sick, as if even one of our crew members is ill, local authorities could require us to detain and quarantine the applicable vessel and its entire crew for an unspecified amount of time, disinfect and fumigate the vessel, or take similar precautions, which would add costs, decrease our utilization, and substantially disrupt our cargo operations. If a vessel’s entire crew falls seriously ill, we may have substantial difficulty operating that vessel which may necessitate extraordinary external aid;
(5)	International transportation of personnel could be limited or otherwise disrupted. In particular, our crews generally work on a rotation basis, relying largely on international air transport for crew changes plan fulfillment. Any such disruptions could impact the cost of rotating our crew and our ability to maintain a full crew synthesis onboard all our vessels at any given time. It may also be difficult for our in-house technical teams to travel to ship yards to observe vessel maintenance, and we may need to hire local experts, which local experts may vary in skill and are difficult to supervise remotely, to conduct work we ordinarily address in-house;
(6)	Governments may impose new regulations, directives or practices, which we may be obligated to implement at our own expense;
(7)	Any or all of the foregoing could lead our charterers to try to invoke force majeure clauses; and
(8)	Credit tightening or declines in global financial markets, including to the prices of our publicly traded securities and the securities of our peers, could make it more difficult for us to access capital, including to finance our existing debt obligations.

Any of these public health threats and related consequences could adversely affect our financial results.

These and other impacts of the COVID-19 pandemic could have the effect of heightening many of the other risk factors disclosed in this Annual Report. It is early to assess the full long-term impact of the pandemic on global markets, and particularly on the shipping industry. The actual impact of the COVID-19 pandemic in the longer run, as well as the efficacy of any measures we take in response to the challenges presented by it, will depend on how the pandemic will continue to develop, the duration and extent of the restrictive measures that are associated with the pandemic and their further impact on global economy and trade. Such impact may take some time to materialize and may not be fully reflected in the results for the year ending December 31, 2020. We continue to monitor the impact of the COVID-19 pandemic on our financial condition and operations and on the container industry in general.

We may not be able to grow, or to effectively manage our growth.

Our success depends on our ability to grow our business. The growth of our business depends upon a variety of factors, some of which we cannot control. These factors include, among other things, our ability to:

- 10 -	Table of Contents

•	capitalize on opportunities in the markets in which we operate by fixing period charters for our vessels at attractive rates;
•	obtain required financing and access to capital markets for new and existing operations;
•	identify additional new markets;
•	identify vessels and/or shipping companies for acquisitions;
•	complete accretive transactions;
•	integrate any acquired businesses or vessels successfully with existing operations;
•	hire, train and retain qualified personnel to manage, maintain and operate our business and fleet;
•	comply with existing and new regulations, such as those imposed by the IMO 2020 and the Ballast Water Management Convention; and
•	maintain our commercial and technical management agreements with our Manager or other competent managers.

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

Our container vessels that are chartered to Hyundai Merchant Marine Co Ltd. (“HMM”), Mediterranean Shipping Co. S.A. (“MSC”) and Hapag-Lloyd Aktiengesellschaft (“Hapag-Lloyd”) are each currently employed under medium-to-long-term time charters.

Given that the rates we charge to these charterers may at time be significantly higher than the underlying charter market, failure to perform by any of them could result in a significant loss of revenues, which may materially and adversely affect our business, financial condition, results of operation, cash flows and our ability to maintain cash distributions and service or refinance our debt. We could lose these charterers or the benefits of the charters if, among other things:

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

In the event we lose the benefit of the charters with HMM, MSC or Hapag-Lloyd prior to their respective expiration date, we would have to re-charter the vessels at the then prevailing charter rates. In such event, we may not be able to obtain competitive or

- 11 -	Table of Contents

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

A number of our charterers are private companies and we may have limited access to their financial information, which may result in us having limited information on their financial strength and ability to meet their financial obligations.

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

We have derived, and expect that we will continue to derive, all of our revenues and cash flows from a limited number of charterers. For the year ended December 31, 2020 our charterers who individually accounted for more than 10% of total revenues were HMM, CMA CGM and Hapag-Lloyd, who accounted for 37%, 22% and 20% of our revenues, respectively.

We could lose a charterer, including charterers who individually account for more than 10% of our total revenues or the benefits of some or all of our charters, including in circumstances described in “—Certain of our vessels are under time charters at rates that are at a substantial premium to the spot and period markets, and our charterers’ failure to perform under these time charters could result in a significant loss of expected future revenues and cash flows.”

We mostly depend on our Manager, which is a privately held company for the commercial and technical management of our fleet. If, for any reason, our Manager is unable to provide us with the necessary level of services to support and expand our business or qualify for long-term charters, our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt may be materially affected.

Our Manager is a privately held company and not part of the group of companies controlled by Capital Maritime. Accordingly, it does not benefit from the financial and operational support of Capital Maritime as parent company.

Under the arrangements we have with our Manager, it provides us with significant commercial and technical management services, including the commercial and technical management for all our vessels, class certifications, vessel maintenance, crewing, procurement, insurance and shipyard supervision, as well as administrative, financial and other support services. Please read “Item 4. Information on the Partnership—B. Business Overview—Our Management Agreement.” Accordingly, our operational success and ability to execute our growth strategy depend significantly upon our Manager’s satisfactory performance of these services.

Furthermore, our success in securing new charters and expanding our relationships with charterers depend largely on our Manager’s reputation, relationships in the shipping industry and ability to qualify for long-term business with major charterers.

- 12 -	Table of Contents

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

If any of the above risks were to materialize, our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt may be materially affected.

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

If the reputation, industry relationships or standing in the market of the General Partner and, in turn, the Partnership, are harmed, justifiably or not, or if our General Partner fails to properly manage our affairs, our ability to secure new charters, interact with counterparties, obtain financing on commercially acceptable terms, access capital markets, or maintain satisfactory relationships with suppliers and other third parties may be materially affected. If any of these risks were to materialize, our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt may be materially affected.

Our vessels’ present and future employment could be adversely affected by an inability to clear charterers’ risk assessment process.

Shipping has been, and will remain, heavily regulated. Concerns for the environment have led charterers to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, in addition to factors discussed under “—Our growth and our ability to re-charter our containerships depend on, among other things, our ability to expand relationships with existing charterers and develop relationships with new charterers, for which we will face substantial competition.” the following factors may be considered when awarding such contracts, including:

•	office assessments and audits of the vessel operator;
•	the operator’s environmental, health and safety record;
•	compliance with the standards of the International Maritime Organization;

- 13 -	Table of Contents

•	compliance with heightened industry standards;
•	shipping industry relationships, reputation for customer service, technical and operating expertise; and
•	compliance with the charterer’s codes of conduct, policies and guidelines, including transparency, anti-bribery and ethical conduct requirements and relationships with third parties.

Should either Capital Maritime or our Manager not continue to successfully clear major charterers’ risk assessment processes on an ongoing basis, our vessels’ present and future employment, as well as our relationship with our existing charterers and our ability to obtain new charterers, whether medium- or long-term, could be adversely affected. Such a situation may lead to major charterers’ terminating existing charters and refusing to use our vessels in the future, which would adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

If we decide to install scrubbers on additional vessels, the number of off-hire days of our fleet will increase and we will incur expenses related to the drydockings and, as a result, our cash available for distribution to our unitholders may decrease.

As of the date of this Annual Report, seven of our vessels have been retrofitted with scrubbers. We may decide to retrofit the rest of our fleet with scrubbers in the future, subject to market developments and shipyard availability. In particular, we have experienced, and may continue to experience, delays in installation works as a result of the COVID-19 pandemic. The installation of scrubber equipment requires the vessel to be drydocked and incur off-hire days. We estimate that the installation of a scrubber (without any unforeseen delays such as those caused by the COVID-19 pandemic) requires 40 to 75 off-hire days per vessel.

In addition to the installation of scrubbers or other equipment we may decide to put a vessel into drydock before the scheduled drydocking date in anticipation of regulatory changes, opportunities in the charter market or if we deem that, due to the location of the vessel, it will be less costly to put the vessel into drydock at the time.

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

Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather (including severe weather events resulting from climate change), business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events.

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

As our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters, comply with debt covenants or raise financing. In addition, if we purchase and operate second hand vessels, we may be exposed to increased operating costs and capital expenditure associated with new regulations, which could adversely affect our results of operations.

Our fleet of 17 vessels (including the three Panamax container vessels acquired in February 2021) had an average age of approximately 9.7 years as at March 31, 2021. See “Item 4. Information on the Partnership—B. Business Overview—Our Fleet.”

In general, the costs of maintaining a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. In addition, cargo

- 14 -	Table of Contents

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

In particular, nine of our vessels are not “eco-type” designs. Recent orders of container and drybulk vessels are based on new designs purporting to offer material bunker savings compared to older designs and greater carrying capacity. Such savings could result in a substantial reduction of bunker cost for charterers on a per unit basis. As the supply of “eco-type” vessels increases, if charterers prefer such vessels over our vessels that are not classified as such, this may reduce demand for our non-“eco-type” vessels, impair our ability to re-charter such vessels at competitive rates or at all. This could adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions and service our debt.

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

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disasters;
•	bad weather (including severe weather events resulting from climate change);
•	mechanical failures;
•	grounding, fire, explosions and collisions;
•	piracy;
•	human error; and
•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	environmental damage;
•	death or injury to persons, or loss of property;
•	delays in the delivery of cargo;
•	loss of revenues from, or termination of, charter contracts;
•	governmental fines, penalties or restrictions on conducting business;
•	higher insurance rates; and
•	damage to our reputation and customer relationships generally.

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

- 15 -	Table of Contents

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

We may be subject to funding calls by our protection and indemnity associations, and our associations may not have enough resources to cover claims made against them, resulting in potential unbudgeted supplementary liability to fund claims made upon them and unbudgeted cash-calls made upon us by the associations.

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

The collective bargaining agreement between our Manager and the Pan-Hellenic Seamen’s Federation, effective August 1, 2020, expires on July 31, 2021. This collective bargaining agreement may not prevent labor interruptions and it is subject to renegotiation in the future. Although we believe that our relations with our employees are satisfactory, no assurance can be given that we will be able to successfully extend or renegotiate our collective bargaining agreement when it expires. If we fail to extend or renegotiate our collective bargaining agreement, if disputes with our union arise, or if our unionized workers engage in a strike or other work stoppage or interruption, we could experience a significant disruption of our operations, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay cash distributions and service or refinance our debt.

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

- 16 -	Table of Contents

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

In addition, a global 0.5% sulphur cap on marine fuels imposed by the International Maritime Organization came into force on January 1, 2020, as stipulated in 2008 amendments to Annex VI to the International Convention for the Prevention of Pollution from ships (“MARPOL”). See “— Regulatory Risks—The maritime transportation industry is subject to substantial environmental and other regulations and international standards, which have become stricter over time and which may significantly limit our operations, result in substantial penalties or increase our expenditures.” A potential shortage of low sulphur marine fuels could drive prices upwards, which could adversely affect our profit margins if our vessels are being chartered on the spot market or are off-hire or the profit margins of our charterers.

- 17 -	Table of Contents

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

The actual cost of a new vessel varies significantly depending on the market price charged by shipyards, the size and specifications of the vessel, whether a charter is attached to the vessel and the terms of such charter, governmental regulations and maritime self-regulatory organization standards. The total cost of a vessel is further increased by financing, construction supervision, vessel start-up and other costs.

If we enter into contracts for newbuilds directly with shipyards, we generally will be required to make installment payments prior to their delivery. We typically must pay between 5% and 25% of the purchase price of a vessel upon signing the purchase

- 18 -	Table of Contents

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

We may decide to retrofit the rest of our fleet with scrubbers and we are in the process of retrofitting ballast water treatment systems on a number of our vessels. Failure of the scrubber or ballast water treatment equipment to operate effectively could have a material adverse impact on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

As of the date of this Annual Report, seven of our vessels have been retrofitted with scrubbers and 14 have been retrofitted with a BWTS. We expect that the three vessels we acquired in January 2020 will be retrofitted with a BWTS in 2021. We may decide to retrofit the rest of our fleet with scrubbers in the future, subject to market developments and yard availability. Marine scrubber technology, and to a certain extent BWTS technology, is relatively untested and failure of the equipment to operate effectively after installation might affect our ability to comply with regulatory requirements and/or our charter party agreements, which could have a material adverse impact on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

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

- 19 -	Table of Contents

As of December 31, 2020, our total debt was $379.7 million in total. Following the acquisition of the three Panamax vessels, the M/V Long beach Express, the M/V Seattle Express and the M/V Fos Express, financed through a combination of cash from operations and issuance of debt in February 2021 and the payment of scheduled principal payments on our existing facilities, as of the date of this Annual Report, our total debt increased to $399.9 million. Please also refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings (Financing Arrangements).”

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

In addition, our financing arrangements require that we maintain a minimum security coverage ratio, usually defined as the ratio of the market value of the collateralized vessels or vessel and net realizable value of additional acceptable security to our outstanding liabilities of 125% or, under our financing arrangements with CMB Financial Leasing Co., Ltd, 120%.

Our financing arrangements prohibit the payment of distributions that are not in compliance with certain of these financial covenants or security coverage ratios or upon the occurrence of any other event of default.

- 20 -	Table of Contents

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

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios described above. Depressed shipping markets, lack of capital in the industry and prolonged overcapacity have an adverse effect on vessel values. If the estimated asset values of our vessels decrease, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our financing arrangements, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt.

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

Events of default under our financing arrangements include:

•	failure to pay principal or interest when due;
•	breach of certain undertakings, negative covenants and financial covenants contained in the financing arrangements, any related security document or guarantee or the interest rate swap agreements (if any), including failure to maintain unencumbered title to any of the vessel-owning subsidiaries or any of the assets of the vessel-owning subsidiaries and failure to maintain proper insurance;
•	any breach of the financing arrangements, any related security document or guarantee or the interest rate swap agreements (if any) (other than breaches described in the preceding two bullet points) if, in the opinion of the lenders or lessors under our lease financing arrangements, such default is capable of remedy and continues unremedied following prior written notice of the lenders for a period of 14 days;
•	any breach of representation, warranty or statement made by us in the credit facilities or lease financing arrangements or related security document or guarantee or the interest rate swap agreements (if any);
•	a cross-default of our other indebtedness of $5.0 million or greater;
•	our inability, in the reasonable opinion of the lenders or lessors under our lease financing arrangements, to pay our debts when due;
•	any form of execution, attachment, arrest, sequestration or distress in respect of a sum of $5.0 million or more that is not discharged within 10 business days;

- 21 -	Table of Contents

•	an event of insolvency or bankruptcy;
•	cessation or suspension of our business or of a material part thereof;
•	unlawfulness, non-effectiveness or repudiation of any material provision of our credit facilities or lease financing arrangements, of any of the related finance and guarantee documents or of our interest rate swap agreements;
•	failure of effectiveness of security documents or guarantee;
•	delisting of our common units from the Nasdaq Global Select Market or on any other recognized securities exchange;
•	any breach under any provisions contained in our interest rate swap agreements, if we decide to enter into such agreements in the future;
•	termination of any interest rate swap agreements or an event of default thereunder that is not timely remedied, if we decide to enter into such agreements in the future;
•	invalidity of a security document in any material respect or if any security document ceases to provide a perfected first priority security interest;
•	failure by key charter parties, such as HMM and Hapag-Lloyd, or other charterers we may have from time to time, to comply with the terms of their charters to the extent that we are unable to replace the charter in a manner that meets our obligations under the financing arrangements; or
•	any other event that occurs or circumstance that arises in light of which our financiers under our financing arrangements reasonably consider that there is a significant risk that we will be unable to discharge our liabilities under our financing arrangements, related security and guarantee documents or interest rate swap agreements.

Certain dealings in connection with sanctioned countries could also trigger a mandatory prepayment event. See “—Regulatory Risks—Our vessels may be chartered or sub-chartered to parties, or call on ports, located in countries that are subject to restrictions and sanctions imposed by the United States, the European Union and other jurisdictions.”

We anticipate that any subsequent refinancing of our debt could have similar or more onerous restrictions. Please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings (Financing Arrangements)” for further information on our existing facilities.

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

- 22 -	Table of Contents

trading with targeted countries and persons and entities. We believe that we are currently in compliance with all applicable economic sanctions laws and regulations. We generally do not do business in sanctions-targeted jurisdictions unless an activity is authorized by the appropriate governmental or other sanctions authority. We and our general partner and its affiliates have not entered into agreements or other arrangements with the governments or any governmental entities of sanctioned countries, and we and our general partner and its affiliates do not have any direct business dealings with officials or representatives of any sanctioned governments or entities. In addition, our charter agreements include provisions that restrict trades of our vessels to countries or to sub-charterers targeted by economic sanctions unless such trades involving sanctioned countries or persons are permitted under applicable economic sanctions and embargo regimes. Although we have various policies and controls designed to help ensure our compliance with these economic sanctions and embargo laws, it is nevertheless possible that third-party charterers of our vessels, or their sub-charterers, may arrange for vessels in our fleet to call on ports located in one or more sanctioned countries. In order to help maintain our compliance with applicable sanctions and embargo laws and regulations, we monitor and review the movement of our vessels, as well as the cargo being transported by our vessels, on a continuing basis. In 2020, none of the vessels in our fleet made any port calls in Crimea, Cuba, North Korea, Iran, Sudan or Syria. As part of the voyage charter arrangements between us and third-party charterers or sub-charterers, we or our Manager may pay fees and expenses related to the port calls made in Iran through a private third-party agent in Iran appointed by the third-party charterer or sub-charterer. In 2020 no such port calls were made.

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

- 23 -	Table of Contents

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

General Risk Factors

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

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, companies registered with the SEC may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act, which became effective on July 1, 2011. The U.K. Bribery Act is broader in scope than the FCPA because it does not contain an exception for facilitating payments (i.e., payments to secure or expedite the performance of a “routine governmental action”) and covers bribes and payments to private businesses as well as foreign public officials. We and our charterers may be subject to these and similar anti-

- 24 -	Table of Contents

corruption laws in other applicable jurisdictions. Failure to comply with such legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business, including our relationships with our charterers, results of operations, cash flows and ability to make cash distributions and service or refinance our debt. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens. Moreover, the compliance and monitoring mechanisms that we have in place, including our Code of Business Conduct and Ethics, which incorporates our anti-bribery and corruption policy, may not adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation.

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

- 25 -	Table of Contents

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

Before completion of the DSS Transaction, we owned a diversified fleet of 36 vessels across the crude and product tanker, container and drybulk markets. As part of the DSS Transaction, we spun off all of our 25 crude and product tankers. We now own a fleet consisting of 13 neo-Panamax container carrier vessels, three Panamax container carrier vessels (acquired in February 2021) and one Capesize bulk carrier. Accordingly, our market capitalization has decreased significantly.

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

Mr. Evangelos M. Marinakis is the chairman of Capital Maritime, our sponsor. In addition, as of April 20, 2021, the Marinakis family, including Mr. Evangelos M. Marinakis, may be deemed to beneficially own an 17.9% interest in us, through its beneficial ownership of, among other entities, Capital Maritime. Furthermore, Mr. Miltiadis E. Marinakis, Mr. Evangelos M. Marinakis’s son, is the owner of Capital GP L.L.C., our General Partner.

Mr. Evangelos M. Marinakis holds significant other interests in Greece and abroad. Among other things, Mr. Marinakis is the principal owner of Olympiacos, a Greek professional football team, and the Nottingham Forest football club in England. Mr. Marinakis also owns the Greek media company Alter Ego Media S.A. Furthermore, Mr. Marinakis is a member of the Piraeus city council.

Mr. Marinakis has been the subject of intense and at times negative media scrutiny in Greece. Given the relationships of Mr. Marinakis and certain members of his family with Capital Maritime and us described above, any past or future negative media coverage, public and judicial scrutiny or criminal proceedings in relation to Mr. Marinakis, regardless of the factual basis for the assertions being made or the final outcome of any investigation or proceeding, may affect the reputation and operations of Capital Maritime, as well as our reputation and operations. Such coverage, scrutiny and proceedings may also adversely impact investor confidence and the trading price of our common units.

The control of our General Partner may be transferred to a third party without unitholder consent.

- 26 -	Table of Contents

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

Please read “—Risks Related to our Business and Operations—We depend on our General Partner, a private company under the ownership of Mr. Miltiadis E. Marinakis, for the day-to-day management of our affairs.”

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

Affiliates of our General Partner may favor their own interests in any vote by our unitholders.

- 27 -	Table of Contents

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

Capital Maritime and its affiliates may compete with us.

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

Our board of directors has not exercised its power to appoint officers of the Partnership to date, and, as a result, we rely, and expect to continue to rely, solely on the officers of our General Partner, who are not required to work full-time on our affairs and who also work for Capital Maritime and/or its affiliates.

For example, our General Partner’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer (until December 31, 2020) are also executive officers or employees of Capital Maritime. Capital Maritime and our Manager each conduct substantial businesses and activities of their own in which we have no economic interest.

As a result, there could be material competition for the time and effort of the officers of our General Partner who also provide services to Capital Maritime, and/or its affiliates, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

Our partnership agreement limits our General Partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our General Partner or our directors.

- 28 -	Table of Contents

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

In order to become a limited partner of our partnership, a unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “Item 7—Major Unitholders and Related-Party Transactions—Related-Party Transactions—Conflicts of Interest and Fiduciary Duties.”

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

The partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders have no right to elect our General Partner, and our General Partner may not be removed except by a vote of the holders of at least two thirds of the outstanding units, including any units owned by our General Partner and its affiliates, and a majority vote of our board of directors. Currently, 15,252,124 common units representing 81.9% of our common units are owned by public unitholders.

Our partnership agreement further restricts unitholders’ voting rights by providing that if any person or group, other than our General Partner, its affiliates, their transferees and persons who acquired such units with the prior approval of our board of directors, beneficially owns 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other unitholders of the same class holding less than 4.9% of the voting power of that class. As an affiliate of our General Partner, Capital Maritime is not subject to such limitation and will be attributed their pro rata share of any units reallocated as a result of such limitation. Further, this limitation does not apply to unitholders who acquire more than 5% of any class of units then outstanding with the prior approval of our board of directors.

- 29 -	Table of Contents

As of April 20, 2021, based on 18,807,632 units issued and outstanding (including 348,570 general partner units), the Marinakis family, including Evangelos M. Marinakis, the chairman of Capital Maritime, may be deemed to beneficially own an 19.8% interest in us, through Capital Maritime, which may be deemed to beneficially own 3,370,977 common units representing a 17.9% interest in us and our General Partner, which may be deemed to beneficially own 348,570 general partner units representing a 1.9% interest in us.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our General Partner.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our General Partner:

•	the unitholders will be unable to remove our General Partner without its consent so long as our General Partner and its affiliates or related persons own sufficient units to be able to prevent such removal. The vote of the holders of at least two thirds of all outstanding units voting together as a single class and a majority vote of our board of directors is required to remove the General Partner. As of April 20, 2021, based on a total of 18,807,632 units issued and outstanding (including 348,570 general partner units), the Marinakis family, including Evangelos M. Marinakis, the chairman of Capital Maritime, may be deemed to beneficially own a 19.8% interest in us;
•	common unitholders elect five of the eight members of our board of directors. Our General Partner in its sole discretion has the right to appoint the remaining three directors;
•	election of the five directors elected by common unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the directors appointed by our General Partner will serve for terms determined by our General Partner;
•	our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management;
•	Unitholders have limited voting rights, as described under “—Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning 5% or more of our units”; and
•	we have substantial latitude in issuing equity securities without unitholder approval.

One effect of these provisions may be to diminish the price at which our units will trade.

Our General Partner has a limited call right that may require unitholders to sell your units at an undesirable time or price.

If at any time our General Partner and its affiliates own more than 90% of the units of a class, our General Partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the units of such class held by unaffiliated persons at a price not less than their then-current market price (as defined in our partnership agreement). As a result, unitholders may be required to sell their units at an undesirable time or price and may not receive any return on their investment. Unitholders may also incur a tax liability upon a sale of their units.

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

- 30 -	Table of Contents

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

As a limited partner in a partnership organized under the laws of the Republic of the Marshall Islands, you could be held liable for our obligations to the same extent as a General Partner if a court determines that you “participated in the control” of our business (and the person who transacts business with us reasonably believes, based on the limited partner’s conduct, that the limited partner is a general partner). Our General Partner generally has unlimited liability for the obligations of the Partnership, such as its debts and environmental liabilities. In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business. Please read “The Partnership Agreement—Limited Liability” in Exhibit 2.1 to this Annual Report for a more detailed discussion of the implications of the limitations on liability to a unitholder.

We can borrow money to pay distributions or buy back our units, which would reduce the amount of credit available to operate our business.

Our partnership agreement allows us to make working capital borrowings to pay distributions. Accordingly, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, please read “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings (Financing Arrangements).”

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

- 31 -	Table of Contents

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

As a Marshall Islands limited partnership with principal executive offices in Greece and having subsidiaries in the Marshall Islands and other offshore jurisdictions such as Liberia, our operations may be subject to economic substance requirements.

We are a Marshall Islands limited partnership with principal executive offices in Greece. Our operating company is also a Marshall Islands entity and several of our subsidiaries are organized in the Marshall Islands and Liberia. The Marshall Islands has enacted economic substance regulations with which we may be obligated to comply. New regulations adopted in the Marshall Islands (which came into force on January 1, 2019) require certain entities that carry out particular activities to comply with an economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generated activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands.

If we fail to comply with our obligations under this legislation or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or could be struck from the register of companies, in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial condition and operating results.

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

- 32 -	Table of Contents

Based on our current and projected method of operation, we believe that we are not currently a PFIC and we do not expect to become a PFIC in the future. We intend to treat our income from spot and time chartering activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, no assurance can be given that the Internal Revenue Service (the “IRS”) or a United States court will accept this position, and there is accordingly a risk that the IRS or a United States court could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders —PFIC Status and Significant Tax Consequences.”

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

- 33 -	Table of Contents

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

Recent Developments

Sale of M/V CMA CGM Magdalena and M/V Adonis

On April 7, 2021 the Partnership entered into memorandums of agreement for the sale of the M/V CMA CGM Magdalena and the M/V Adonis to an unaffiliated third party for a total consideration of $195.0 million. Delivery of the M/V CMA CGM Magdalena and the M/V Adonis to their buyer is expected in May and July/August 2021, respectively.

Acquisition of vessels

In February 2021 the Partnership completed the acquisition of the three 5,100 TEU sister container vessels, namely the M/V Long Beach Express, M/V Seattle Express and the M/V Fos Express built in 2008 at Hanjin Heavy Industries, South Korea, for a total consideration of $40.5 million. The vessels are employed under long-term time charters with Hapag-Lloyd with the earliest expiration in June 2025 (for the M/V Long Beach Express) or September 2025 (for the M/V Seattle Express and the M/V Fos Express). The current gross charter rate for each vessel amounts to $12,300 per day.

Financing arrangements

On January 22, 2021 we entered into an agreement for the sale and lease back of the vessels M/V Long Beach Express, M/V Seattle Express and M/V Fos Express with CMB Financial Leasing Co., Ltd, (“CMBFL”) for $10.0 million each. The lease agreement has a duration of five years, bears an interest at LIBOR plus a margin of 2.85%. In addition, we have various purchase options commencing from the first year anniversary of the lease including an option to purchase the vessel, on the 5th anniversary of the lease for a predetermined price of $4.5 million. The full amounts were drawn on February 25, 2021. The Partnership entered into a sellers’ credit agreement with Capital Maritime to defer $6.0 million of the purchase price of the vessels for up to five years from the delivery of the vessels (the “Sellers’ Credit”). The Sellers’ Credit bears interest at a fixed rate of 5.0% per year.

2020 Developments

Change of Manager of the M/V Cape Agamemnon

On November 30, 2020, we completed the process of changing the manager of our Capesize bulk carrier vessel, the M/V Cape Agamemnon, from Capital Ship Management to Capital-Executive, a privately held company ultimately controlled by Mr. Miltiadis E. Marinakis, resulting in Capital-Executive becoming the sole manager of our vessels. The agreement with Capital-Executive has the same terms and conditions of our floating fee management agreement we had with Capital Ship Management.

Acquisition of vessels

In January 2020 the Partnership completed the acquisition of the three 10,000 TEU sister container vessels, namely the M/V Athos, the M/V Aristomenis and the M/V Athenian built in 2011 at Samsung Heavy Industries Co. Ltd South Korea, for a total consideration of $162.6 million from Capital Maritime. The vessels are employed under long-term time charters with Hapag-Lloyd which will expire in April 2026. The gross charter rate for the M/V Athos and the M/V Athenian currently amounts to $25,950 per day, increasing to $26,950 per day from July 2021 onwards and the gross charter rate for the M/V Aristomenis currently amounts to $26,950 per day. Each of these time charters includes two one-year options at $31,450 and $32,450 gross per day.

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

Sale and lease back transactions (financing arrangements)

- 34 -	Table of Contents

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

In December 2019 we entered into a non-binding term sheet and in May 2020 into an agreement with ICBC Financial Leasing Co., Ltd. (“ICBCFL”) for the sale and lease back of three vessels currently mortgaged under the 2017 credit facility, namely the CMA CGM Amazon, the CMA CGM Uruguay and the CMA CGM Magdalena, for a total amount of $155.4 million. The lease has a duration of seven years after drawdown, bears interest at LIBOR plus a margin of 2.60% and includes mandatory purchase obligations for us to repurchase the vessels on expiration of the agreement, at the predetermined price of $77.7 million. In addition, we have various purchase options commencing from the first year anniversary of the lease. The full amount was drawn on May 27, 2020. The amount we repaid to release these three vessels under the 2017 credit facility was $116.5 million.

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

Change of Manager of Container Vessels

In August 2019, we completed the process of changing the manager of our container vessels from Capital Ship Management to Capital-Executive. Our Capesize bulk carrier vessel, the M/V Cape Agamemnon, remained under the management of Capital Ship Management, until November 30, 2020, under our floating fee management agreement with Capital Ship Management.

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

Change of Ownership of our General Partner

Our General Partner is a limited liability company initially formed and controlled by Capital Maritime as sole member. In April 2019, Capital Maritime transferred all membership interests in our General Partner to Mr. Miltiadis E. Marinakis. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Operations—We depend on our General Partner, a private company under the ownership of Mr. Miltiadis E. Marinakis, for the day-to-day management of our affairs.”

2018 Developments

Management Buy-Out of Capital Ship Management

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

B.	Business Overview

- 35 -	Table of Contents

We are an international owner of ocean-going vessels. Our fleet consists of 16 container carrier vessels (1.5 million dwt and total TEU capacity of 114,640) and one Capesize bulk carrier (0.2 million dwt), with an average fleet age of approximately 9.7 years as at March 31, 2021.

All of our container vessels are currently chartered under medium- to long-term charters (with remaining revenue-weighted charter of approximately 4.0 years as of March 31, 2021) to reputable charterers, such as CMA CGM, MSC, HMM, ZIM, ONE and Hapag-Lloyd. Our fleet is managed by our manager, which is a private company.

For information on the spin-off of our Tanker Business, please read the introductory note entitled “DSS Transaction and March 2019 Reverse Split.”

Business Strategies

Our primary business objective is to increase cash available for distributions to our unitholders, while maintaining a strong financial position. We aim to realize our business objectives through the following strategies:

•	Maintain medium- to long-term fixed charters. We seek to enter into medium- to long-term, fixed-rate charters for a majority of our fleet in an effort to provide visibility of revenues and cash flows. As our vessels come up for re-chartering, we aim to redeploy them under period contracts that reflect our expectations of prevailing market conditions. In the pursuit of our strategies, we evaluate growth opportunities across all shipping sectors. We believe that the average age of our fleet of approximately 9.7 years as at March 31, 2021, compared to an industry average of 12.9 years (adjusted for the composition of our fleet) and the high specifications of our vessels, position us favorably to continue to secure medium- to long-term charters for our vessels.
•	Expand our fleet through accretive acquisitions. Subject to available required financing, we intend to evaluate potential acquisitions of both newbuilds and second-hand vessels across the shipping markets. We also intend to take advantage of opportunities afforded to us by our relationship with our sponsor, Capital Maritime. In January 2020, we acquired three 10,000 TEU container vessels and in February 2021 an additional three 5,100 TEU vessels. For future acquisitions, we may consider increases in our overall leverage, provided that we are able to deliver stable distributions to our unitholders and grow our fleet. In addition, we may pursue opportunities for acquisitions of, or combinations with, other shipping businesses.
•	Maintain and build on our ability to meet rigorous industry and regulatory safety standards. We believe that in order for us to be successful in growing our business, we need to maintain our vessel safety record and further build on our high level of customer service and support. We believe that our Manager, Capital-Executive has a strong record of vessel safety and compliance with rigorous health, safety and environmental protection standards, and are committed to providing our charterers with a high level of customer service and support.

Our Customers

We provide marine transportation services under medium- to long-term time charters with a range of counterparties:

•	CMA CGM, a French container transportation and shipping company.
•	Hyundai Merchant Marine Co. Ltd, an integrated logistics company, operating around 130 vessels. HMM has worldwide global service networks and diverse logistics facilities.
•	Mediterranean Shipping Co. S.A. is part of the Cargo Division of the MSC Group shipping conglomerate, a global business engaged in the shipping and logistics sector.
•	Hapag Lloyd Aktiengesellschaft, is a German international shipping and container transportation company. It is currently the world’s fifth largest container carrier in terms of vessel capacity.
•	Ocean Network Express (ONE) is a result of the integration by three Japanese shipping companies providing a wide service coverage with the 6th largest fleet in the world.
•	Zim Integrated Shipping Services Ltd., (ZIM), is an Israeli international cargo shipping company, with shares publicly traded on the NYSE, and one of the top 20 global carriers.

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

- 36 -	Table of Contents

Our Management Agreement

Under our management agreement with Capital-Executive:

•	we pay our Manager a daily technical management fee per vessel, which is revised annually based on the United States Consumer Price Index;
•	we indemnify our Manager for expenses and liabilities it incurs on our behalf in the provision of the contracted for services, including, for example, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs; and
•	we bear all costs and expenses associated with a vessel’s drydocking.

We expect that vessels acquired in the future will be managed under similar floating fee management arrangements.

Our Fleet

At the time of our initial public offering in 2007, our fleet consisted of eight vessels. As of December 31, 2018, our fleet consisted of 36 vessels with an average age of approximately 8.5 years and average remaining term under our charters of approximately 4.6 years. We completed the spin-off of our Tanker Business on March 27, 2019, and during January 2020 we completed the acquisition of three neo-Panamax container vessels from Capital Maritime. On February 25, 2021, we completed the acquisition of three Panamax container carrier vessels from Capital Maritime. As a result, we currently own 13 neo-Panamax and three Panamax container carrier vessels (1.5 million dwt) with an average age as at March 31, 2021, of approximately 9.6 years (although two of our container vessels were built in 2006 and 2007), and one Capesize bulk carrier (0.2 million dwt; age as at March 31, 2021 of 10.7 years).

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

All of the vessels in our fleet are or were designed, constructed, inspected and tested in accordance with the rules and regulations of Lloyd’s Register of Shipping (“Lloyd’s”), Bureau Veritas (“BV”), DNV GL, Korean Register (“KR”) or the American Bureau of Shipping (“ABS”).

VESSELS IN OUR FLEET

Vessel Name	Sister Vessels (1)	Year Built	DWT – TEU (10)	Management Agreement Expiration (2)	Charter Duration/Type (3)	Expiry of Charter (4)	Daily Charter Rate (Net)	Charterer	Description
DRYBULK VESSEL
Cape Agamemnon	A	2010	179,221	Nov 2025	Spot	—	—	—	Cape Size Dry Cargo
CONTAINER CARRIER VESSELS
Archimidis	B	2006	108,892–8,266 TEU	Aug 2024	4-yr TC	Feb 2024	$21,850	MSC	Container Carrier
Agamemnon	B	2007	108,892–8,266 TEU	Aug 2024	4.5-yr TC	Feb 2024	$21,850	MSC	Container Carrier
Hyundai Prestige (5)	C	2013	63,010– 5,023 TEU	Aug 2024	12-yr TC	Dec 2024	$33,663	HMM	Eco Wide Beam Container Carrier

- 37 -	Table of Contents

Hyundai Premium (5)	C	2013	63,010–5,023 TEU	Aug 2024	12-yr TC	Jan 2025	$33,663	HMM	Eco Wide Beam Container Carrier
Hyundai Paramount (5)	C	2013	63,010– 5,023 TEU	Aug 2024	12-yr TC	Feb 2025	$33,663	HMM	Eco Wide Beam Container Carrier
Hyundai Privilege (5)	C	2013	63,010– 5,023 TEU	Aug 2024	12-yr TC	Mar 2025	$33,663	HMM	Eco Wide Beam Container Carrier
Hyundai Platinum (5)	C	2013	63,010– 5,023 TEU	Aug 2024	12-yr TC	Apr 2025	$33,663	HMM	Eco Wide Beam Container Carrier
Akadimos (ex CMA CGM Amazon) (6)	D	2015	115,534–9,288 TEU	Aug 2024	1.7-yr TC	Jun 2022	$30,469	ONE	Eco-Flex, Wide Beam Container
Adonis (ex CMA CGM Uruguay) (7) (11)	D	2015	115,639–9,288 TEU	Aug 2024	1-yr TC	Sep 2021	$31,323	ZIM	Eco-Flex, Wide Beam Container
CMA CGM Magdalena (11)	D	2016	115,639–9,288 TEU	Aug 2024	5-yr TC	May 2021	$38,759	CMA CGM	Eco-Flex, Wide Beam Container
Athos (8)	E	2011	118,888-9,954 TEU	Jan 2025	6.8-yr TC	Apr 2026	$25,301	Hapag-Lloyd	Container Carrier
Aristomenis (8)	E	2011	118,712-9,954 TEU	Jan 2025	7.5-yr TC	Apr 2026	$26,276	Hapag-Lloyd	Container Carrier
Athenian (8)	E	2011	118,834-9,954 TEU	Jan 2025	6.8-yr TC	Apr 2026	$25,301	Hapag-Lloyd	Container Carrier
Long Beach Express (9)	F	2008	68,618-5,089 TEU	Mar 2026	4.7-yr TC	Jun 2025	$11,993	Hapag-Lloyd	Container Carrier
Seattle Express (9)	F	2008	68,411-5,089 TEU	Mar 2026	4.7-yr TC	Sep 2025	$11,993	Hapag-Lloyd	Container Carrier
Fos Express (9)	F	2008	68,579-5,089 TEU	Mar 2026	4.7-yr TC	Sep 2025	$11,993	Hapag-Lloyd	Container Carrier
TOTAL FLEET DWT:			1,690,909– 114,640 TEU

(1)	Sister vessels and shipyards of origin are denoted in the tables by the following letters: (A) this vessel was built by Sungdong Shipbuilding & Marine Engineering Co., Ltd., South Korea; (B): these vessels were built by Daewoo Shipbuilding & Marine Engineering Co. LTD. South Korea; (C): these vessels were built by Hyundai Heavy Industries Co. Ltd, South Korea; (D): these vessels were built by Daewoo-Mangalia Heavy Industries S.A; (E): these vessels were built by Samsung Heavy Industries Co. Ltd; (F): these vessels were built by Hanjin Heavy Industries & Construction Co., Ltd.

(2)	Our vessels are managed under a floating fee management agreement entered into with our Manager. For additional details regarding our management agreement, please see “—Our Management Agreement” above.
(3)	TC: Time Charter.
(4)	Earliest possible redelivery date.
(5)	As owner of the M/V Hyundai Prestige, the M/V Hyundai Paramount, the M/V Hyundai Premium, the M/V Hyundai Privilege and the M/V Hyundai Platinum, we entered into a charter restructuring agreement with HMM on July 15, 2016. Under that agreement, we agreed to reduce the charter rate payable under each charter by 20% to a net daily rate of $23,010 (from a net daily rate of $28,616) for a three and a half year period starting on July 18, 2016 and ending on December 31, 2019. The charter restructuring agreement further provided that at the end of the charter reduction period, the charter rate under the respective charter parties would revert to the original net daily rate of $28,763 until the expiry of each charter. In October 2018, we entered into a series of agreements with HMM to increase the daily charter rate under each of the five charters we have with HMM by $4,900, to $33,663 in light of the expenditure we incurred in connection with the installation of scrubbers.
- 38 -	Table of Contents

(6)

In July 2020, the vessel-owning company of the M/V Akadimos entered into a new time charter with ONE for a period of 20 to 24 months at a net charter rate of (i) $24,375 for the first six months; (ii) $30,469 for the next twelve months; and (iii) $34,125 for the remaining period. The charterer has the option to extend the time charter of the vessel by 6 months (+/- 30 days) at a net charter rate of $34,125. The charter commenced in September 2020.

(7)	In August 2020, the vessel-owning company of the M/V Adonis entered into a new time charter with ZIM for a period of 12 to 14 months at a net charter rate of $31,323 per day. The charter commenced in September 2020.
(8)	The vessels are under long-term time charters with Hapag-Lloyd. The initial expiration was in April 2024 and the net charter rate for each vessel amounted to $26,325 per day, increasing to $27,300 per day for the M/V Aristomenis from October 2020, and from July 2021 onwards for the M/V Athos and the M/V Athenian. In addition, each of these time charters included two one-year options at $31,688 and $32,663 net per day. In June, 2020 the companies owning the M/V Athos, the M/V Aristomenis and the M/V Athenian agreed to extend the time charters for the respective vessels for two additional years by reducing the time charter rate earned for each vessel by $1,050 per day. The vessels earn a daily rate of $25,301 per day (compared to $26,325 per day previously earned), increasing to $26,276 per day (compared to $27,300 per day prior to the agreement to extend), for the M/V Aristomenis from October 2020, and from July 2021 onwards for the M/V Athos and the M/V Athenian. The time charters will expire at the earliest in April 2026 and include two one-year options at $30,664 for the first year and $31,639 gross per day for the second year.
(9)	In September 2020, each of the vessel owning companies of the M/V Long Beach Express, the M/V Seattle Express and the M/V Fos Express entered into a time charter agreement with Hapag-Lloyd for a period of 56 to 60 months at a net charter rate of $11,993 per day. The charterer has the option to extend the time charters of the vessels by 24 months (+/- 60 days) plus 12 months (+/- 45 days) at a net charter rate of $16,575. The charter of the M/V Long Beach Express commenced in October 2020 and of the M/V Seattle Express and the M/V Fos Express in January 2021.
(10)	DWT: Dead Weight Ton. TEU: Twenty-foot Equivalent Units.
(11)	On April 7, 2021 the Partnership entered into memorandums of agreement for the sale of the M/V CMA CGM Magdalena and the M/V Adonis to an unaffiliated third party for a total consideration of $195.0 million. Delivery of the M/V CMA CGM Magdalena and the M/V Adonis to their buyer is expected in May and July/August 2021, respectively.

Our Charters

Our vessels are currently chartered with remaining revenue-weighted charter duration of approximately 4.0 years as of March 31, 2021. Under certain circumstances, we may operate our vessels in the spot market or certain of our vessels may remain idle until they are fixed under appropriate medium- to long-term charters. As our vessels come up for re-chartering, depending on the prevailing market rates, we may not be able to re-charter them at levels similar to their current charters, or at all, which may affect our business, financial condition, results of operations, cash flows, and ability to make distributions and service or refinance our debt. Please read “—Our Fleet” above for more information on our time charters, including counterparties, expected expiration dates of the charters and daily charter rates.

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

Spot Charters

A spot charter generally refers to a voyage charter or a trip charter or a short-term time charter.

- 39 -	Table of Contents

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

Seasonality

We seek to operate our vessels under medium- to long-term charters and are not generally subject to the effect of seasonable variations in demand.

Management of Ship Operations, Administration and Safety

Our objective is to run our operations in a safe, efficient and cost-effective manner. To that end, our Manager, Capital-Executive, provides expertise in various functions critical to our operations. Specifically, pursuant to the management and administrative services agreements we have entered into with it, our Manager grants us access to human resources, financial and other administrative services, including bookkeeping, audit and accounting services, administrative and clerical services, banking and financial services, client, investor relations, information technology and technical management services, including commercial management of the vessels, vessel maintenance and crewing (not required for vessels subject to bareboat charters), procurement, insurance and shipyard supervision.

In compliance with the International Maritime Organization’s ISM code, our Manager operates under a safety management system certified by Lloyd’s Register of Shipping (“LRS”). Our Manager’s management systems also comply with the Quality Standard ISO 9001, the Environmental Management Standard ISO 14001, the Occupational Health & Safety Management System ISO 45001 and the Energy Management Standard 50001, all of which are certified by LRS. In addition, our Manager has implemented an “Integrated Management System Approach” verified by the LRS and adopted “Business Continuity Management” principles in cooperation with LRS.

One of the key strategies of our Manager is the implementation of a regime of responsible, safe and clean shipping in an effort to operate our vessels in a manner intended to protect the safety and health of our Manager’s employees, the general public and the environment. Our Manager’s senior management team aims to actively manage the risks inherent in our business and are committed to eliminating incidents that threaten safety, such as groundings, fires, collisions and spills, as well as reducing emissions and waste generation.

Capital-Executive currently outsources in part or in full the technical management and crewing of six of our vessels, the M/V Athenian, the M/V Athos, the M/V Aristomenis, the M/V Long Beach Express, the M/V Seattle Express and the M/V Fos Express to a third party.

Crewing and Staff

Capital-Executive, through a Capital Maritime subsidiary in Romania and crewing offices in Romania, Russia and the Philippines, recruits senior officers and crews for our vessels. Our vessels are currently manned primarily by Romanian, Russian and Filipino crew members. We believe that Capital-Executive has significant experience in operating vessels in this configuration and have access to a pool of certified and experienced crew members whom it can recruit to man our vessels.

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

The classification society also undertakes on request other surveys and inspections that are required by regulations and requirements of the flag state administration or port authority. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For the maintenance of the class certificate, regular and occasional surveys of hull and machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

- 40 -	Table of Contents

•	Annual surveys, which are conducted for the hull and the machinery at intervals of 12 months (or up to 15 months) from the date of commencement of the class period indicated on the certificate.
•	Intermediate surveys, which are extended annual surveys and are typically conducted each two and a half years (or up to three years) after completion of each class renewal survey. In the case of newbuilds or vessels of up to 15 years of age, the requirements of the intermediate survey can be met through an underwater inspection in lieu of drydocking the vessel. Intermediate surveys may be carried out on the occasion of the second or third annual survey.
•	Class renewal surveys (also known as special surveys) are carried out at the intervals indicated by the classification for the hull, which are usually at five-year intervals. During the special survey, the vessel is thoroughly examined, including Non-Destructive Inspections to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society will order steel renewals. The classification society may grant a three-month extension for completion of the special survey under certain conditions. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every five years, a ship-owner or manager has the option, depending on the type of ship, of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class.

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

Vessels above 15 year of age, subject to enhanced survey requirements are also drydocked twice during each five year cycle, for inspection of the underwater parts and any deficiencies identified during the inspections need to be rectified either during the inspection or at a later stage if that is found to be appropriate based on its class. The classification surveyor in this case will issue a “recommendation” which must be rectified by the ship-owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies (IACS). All of our vessels are certified as being “in class” by IACS members including ABS, BV, DNV, KR, and Lloyd’s Register. All new and second-hand vessels that we may purchase must be certified prior to their delivery under our standard agreements. If any vessel we contract to purchase is not certified as “in class” on the date of closing, under our standard purchase agreements, we will have no obligation to take delivery of such vessel.

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

We believe our current insurance program is prudent. We currently carry the traditional range of marine and liability insurance coverage for each of our vessels to protect against most of the accident-related risks involved in the conduct of our business. Specifically we carry:

•	Hull and machinery insurance, which covers loss of or damage to a vessel due to marine perils such as collisions, grounding and heavy weather. Coverage is usually to an agreed “insured value” which, as a matter of policy, is never less than the particular vessel’s fair market value. Cover is subject to policy deductibles which are always subject to change;

- 41 -	Table of Contents

•	Increased value insurance, which enhances hull and machinery insurance cover by increasing the insured value of the vessels in the event of a total loss casualty;
•	Protection and indemnity insurance, which is the principal coverage for third-party liabilities and indemnifies against such liabilities incurred while operating vessels, including injury to the crew, third parties, cargo or third-party property loss (including oil pollution) for which the shipowner is responsible. We carry the current maximum available amount of coverage for oil pollution risks, $1.0 billion per vessel per incident;
•	War risks insurance, which covers such items as piracy and terrorism; and
•	Freight, demurrage and defense cover, which is a form of legal costs insurance covering certain costs of prosecuting or defending commercial (usually uninsured operating) claims.

Not all risks are insured and not all risks are insurable. The principal insurable risks which nevertheless remain uninsured across our fleet are “loss of hire” and “strikes”.

The following table sets forth certain information regarding our insurance coverage as of December 31, 2020:

Type	Aggregate Sum Insured for All Vessels in Our
Existing Fleet
Hull and Machinery	$874.0 million
Increased Value (including Excess Liabilities)	$256.5 million additional “total loss” coverage
Hull & Machinery (War Risks)	$1.13 billion
Protection and Indemnity (P&I) Pollution
Liability Claims	Up to $1.0 billion per incident per vessel

Competition

We operate in a highly fragmented, highly diversified global market with many charterers, owners and operators of vessels.

Competition for charters can be intense. The ability to obtain favorable charters depends, in addition to price, on a variety of other factors, including the location, size, age, condition and acceptability of the vessel and its operator to the charterer. Although we believe that at the present time no single company has a dominant position in the markets in which we operate, that could change and we may face substantial competition for medium-to long-term charters from a number of experienced companies who may have greater resources or experience than we do when we try to re-charter our vessels. However, we believe our ability to comply better with the rigorous standards of major charterers relative to less qualified or experienced operators allows us to effectively compete for new charters.

Regulation

General

Our operations and our status as an operator and manager of ships are extensively regulated by international conventions, National Maritime Regulations of Country of Registry, Classification Rules and Regulations, IACS Quality Standards, U.S. federal, state and local as well as non-U.S. health, safety and environmental protection laws and regulations, including, the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Ports and Waterways Safety Act of 1972, the Act to Prevent Pollution from Ships, the U.S. Clean Air Act (“Clean Air Act”), the U.S. Clean Water Act, Japanese Marine traffic safety laws, Australian Marine Orders regarding stevedores safety, as well as regulations adopted by the International Maritime Organization and the European Union, State air emission requirements, IMO/USCG/EPA pollution regulations and various SOLAS amendments, International Labour Organization regulations, ITU regulations, as well as insurance requirements and other regulations described below. In addition, various jurisdictions either have or are adopting ballast water management conventions to prevent the introduction of non-indigenous invasive species, and designating local air emission control areas. Compliance with these laws, regulations and other requirements could entail additional expense, including vessel modifications and implementation of additional operating procedures.

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

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will impose greater inspection, training and safety requirements on all types of vessels in the shipping industry. In addition to inspections by us, our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities (such as USCG, harbor master or equivalent), classification societies, flag state administration, P&I Clubs, PSC officers, ILO inspectors, charterers, and particularly terminal operators which conduct frequent vessel inspections.

- 42 -	Table of Contents

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

Administrative obligations, such as monitoring, recordkeeping and reporting requirements also apply. Implementation of the water treatment standards adopted by the USCG/EPA is required earlier than the implementation of equivalent standards agreed by the International Maritime Organization. For trading in the U.S. waters, vessels are to be fitted with ballast water treatment systems approved by the USCG at the first bottom survey after January 1, 2016. A number of BWTS technologies have Alternate Management System (“AMS”) extension approvals and a number of other systems have recently received a USCG type BWTS approval. As of the date of this Annual Report, 14 of our vessels have been retrofitted with a BWTS.

The Clean Air Act requires the EPA to promulgate standards applicable to emissions of volatile organic compounds, hazardous air pollutants and other air contaminants. The Clean Air Act also requires states to draft State Implementation Plans (“SIPs”) designed to attain national health-based air quality standards, which have significant regulatory impacts in major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Individual states, including California, also regulate vessel emissions within state waters. California also has adopted fuel content regulations that will apply to all vessels sailing within 24 miles of the California coastline or whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. In addition, the International Maritime Organization designates areas extending 200 miles from the U.S. territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Sulphur Emission Control Areas and NOx Emission Control Areas under amendments to the Annex VI of MARPOL (discussed below). In addition, regulatory initiatives to require cold-ironing (shore-based power while docked) or alternative emission reduction measures are under consideration or in the process of adoption in a number of jurisdictions to reduce air emissions from docked ships. Compliance with these regulations entails significant capital expenditures or otherwise increases the costs of our operations.

China Requirements

China established coastal emission control areas (ECA) that capped the sulphur content of marine fuels. The three ECAs are the Pearl River Delta, the Yangtze River Delta and Bohai Bay. These coastal ECAs are designated under Chinese domestic law and are not MARPOL Annex VI designated ECAs and exclude the waters under the jurisdiction of Hong Kong, Macao and Taiwan. From 1 January 2019, vessels operating within such a coastal ECA are required to use fuel with a maximum sulphur content of 0.50%. The China Maritime Safety Administration issued an “Implementation Scheme of 2020 Global Marine Fuel Oil Sulphur Cap” according

- 43 -	Table of Contents

to which, among other requirements, from 1 January 2022 a sulphur cap of 0.10% will apply to seagoing vessels entering Hainan Waters within the coastal ECA.

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

Amendments to Annex VI to the MARPOL address particulate matter, nitrogen oxide and sulphur oxide emissions. The revised Annex VI reduces air pollution from vessels by, among other things (i) implementing a progressive reduction of sulphur oxide emissions from ships, and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. A global 0.5% sulphur cap on marine fuels came into force on January 1, 2020, as agreed in amendments adopted in 2008 for Annex VI to the MARPOL. Annex VI sets progressively stricter regulations to control sulphur oxides (SOx) and nitrous oxides (NOx) emissions from ships, which present both environmental and health risks. The 0.5% sulphur cap marks a significant reduction from the prior global sulphur cap of 3.5%, which came into effect on January 1, 2012. Shipowners can meet the new requirements by continuing to use fuel types which exceed the 0.5% sulphur limit and retrofitting an approved Exhaust Gas Cleaning System (also known as scrubbers) to remove sulphur from exhaust, which would require a substantial capital expenditure and prolonged off-hire of the vessel during installation, or use petroleum fuels such as marine gasoil (MGO), which meet the 0.5% sulphur limit. According to Clarksons Shipping Intelligence Network, the premium of MGO over 380 CST 3.5% bunker fuel in Rotterdam has averaged $176.56/mt over the last five years and $138 /mt in the first week of April 2021. Depending on the vessel type and size, this could mean a substantial increase in the cost of bunkers for the vessel. This cost could increase further if the refining sector is unable to cope with the higher distillate demand, resulting in a tight distillate market and wider spread between HSFOs and MGOs, or by retrofitting the vessel to handle alternative fuels, such as LNG, methanol, biofuels, LPG, etc. Retrofitting vessels for the consumption of these type of alternative fuels would involve a substantial capital expenditure and might be uneconomical for most conventional vessel types given current technology and design challenges.

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

- 44 -	Table of Contents

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

As of the date of this Annual Report, seven of our vessels have been retrofitted with scrubbers and 14 of our vessels have been retrofitted with a BWTS. We may also decide to retrofit the rest of our fleet with scrubbers over the coming years, subject to market developments and yard availability.

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

IMO continues to contribute to the global fight against climate change, in support of the UN Sustainable Development Goal 13, to take urgent action to combat climate change and its impacts. In 2018, IMO adopted an initial strategy on the reduction of GHG emissions from ships, setting out a vision which confirms IMO’s commitment to reducing GHG emissions from international shipping and to phasing them out as soon as possible. The initial GHG strategy envisages, in particular, a reduction in carbon intensity of international shipping (to reduce CO2 emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008), and that total annual GHG emissions from international shipping be reduced by at least 50% by 2050 compared to 2008. In November 2020 (MEPC 75), the IMO agreed to amend MARPOL Annex VI to introduce a new technical efficiency standard for in-service vessels – the “Energy Efficiency Existing Ship Index” (EEXI). EEXI requirements are expected to be adopted in June 2021 (MEPC 76) and entry into force is expected to be in the fourth quarter of 2022, but no later than January 1, 2023. The exact date will be confirmed in June 2021. Demonstration of compliance will be required by the vessel’s first survey for the issue or endorsement of the International Air Pollution Prevention Certification (IAPPC), following entry into force. While calculating the EEXI, developing the EEXI Technical File and OMM, if applicable, is relatively straightforward, a significant proportion of vessels will be required to take action to improve the attained EEXI. Although the changes will not be adopted until June 2021, we have started planning for the requirement now by calculating our vessels’ existing EEXI and estimating vessels’ maximum speed reduction if we opt for engine power limitation (which will limit the maximum power available from the main engine of a vessel and thus its maximum speed).

Disclosure of activities pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

During 2020, none of our vessels made any port calls to Iran. As part of the voyage charter arrangements between us and third-party charterers or sub-charterers, we or our Manager may pay fees and expenses related to the port calls made in Iran through a private third-party agent in Iran appointed by the third-party charterer or sub-charterer. In 2020 none of our vessels were employed under voyage charter and no such port calls were made.

- 45 -	Table of Contents

In 2020, one vessel owned by CMTC made a port call to Iran to discharge vegetable oils, while chartered out to an unaffiliated sub-charterer under the instructions of such sub-charterer. The aggregate revenue generated from this voyage charter represented approximately 1.3% of CMTC’s total revenues for the year ended December 31, 2020. CMTC does not attribute profits to specific voyages. As part of the voyage charter arrangements between CMTC and third-party charterers or sub-charterers, CMTC or its manager may pay fees and expenses related to the port calls made in Iran through a private third-party agent in Iran appointed by the third-party charterer or sub-charterer.

C.         Organizational Structure

The following diagram depicts our organizational structure as of December 31, 2020.

Capital Maritime & Trading Corp.
(Sponsor)
Public Unitholders
3,370,977
common
units*
15,252,123
common units
Capital GP L.L.C.
(General Partner)
Capital Product Partners L.P.
348,570 general partner units
Capital Ship Management Corp.
(Former Manager)
Capital – Executive Ship
Management Corp.
(Manager)
Capital Product Operating L.L.C.
Operating Subsidiaries
= Management Agreement
* Including 469,173 common units of Crude Carriers Investments Corp. that were transferred to Capital Maritime & Trading Corp. on March 1, 2021.

Please also see Note 1 (Basis of Presentation and General Information) to our Financial Statements and Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2020.

D.         Property, Plants and Equipment

Other than our vessels, we do not have any material property. For further details regarding our vessels, including any environmental issues that may affect our utilization of these assets, please read “—B: Business Overview—Our Fleet” and “—Regulation” above. Our obligations under our financing arrangements are secured by all our vessels. For further details regarding our financing arrangements, please read “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings (Financing Arrangements).”

Item 4A.	Unresolved Staff Comments.

None.

- 46 -	Table of Contents

Item 5.	Operating and Financial Review and Prospects.

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

The following discussion does not address certain items in respect of 2018 in reliance on amendments to disclosure requirements adopted by the SEC in 2020. A discussion of such items in respect of 2018 may be found in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on February 28, 2020.

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

We seek to rely on medium- to long-term, fixed-rate period charters and our Manager’s cost-efficient management of our vessels to provide visibility of revenues, earnings and distributions in the medium- to long-term. As our vessels come up for re-chartering, we seek to redeploy them on terms that reflect our expectations of the market conditions prevailing at the time.

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

As of December 31, 2020, the Marinakis family, including Evangelos M. Marinakis, the chairman of Capital Maritime, our sponsor, may be deemed to beneficially own a 19.6% interest in us through, among others, Capital Maritime.

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

Following the spin-off of our Tanker Business completed on March 27, 2019, the acquisition of three neo-Panamax container vessels in January 2020 and the acquisition of three Panamax container vessels in February 2021, we currently own a fleet consisting of 13 neo-Panamax, three Panamax container carrier vessels and one Capesize bulk carrier with an average age of approximately 9.7 years as at March 31, 2021.

The significant reduction in the number of our vessels has resulted in a reduced asset base, which has affected, and which we expect will continue to affect our results of operations in a number of respects, including the following:

•	We generate comparatively less revenue and incur less operating expenses than if the DSS Transaction had not occurred. See “— Factors to Consider When Evaluating Our Results” below.

- 47 -	Table of Contents

•	We may be exposed to increased earnings variability due to a smaller and less-diverse fleet and a more concentrated customer base in comparison to our fleet and customer base before the completion of the DSS Transaction.
•	Our general and administrative expenses have proportionally a greater impact on our results from operations.

Our Charters

We generate revenues by charging our charterers for the use of our vessels.

Historically, our vessels were chartered under time or bareboat charter agreements. As of December 31, 2020, with the exception of the M/V Cape Agamemnon, all of our vessels, were trading in the period market.

Our vessels are currently under contracts with HMM, CMA CGM, Hapag-Lloyd, MSC, ZIM and ONE.

The loss of, default by or restructuring of any significant charterer or a substantial decline in the amount of services requested by a significant charterer could harm our business, financial condition and results of operations. Please read “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Operations—We currently derive all of our revenues from a limited number of charterers and the loss of any charterer or charter or vessel could result in a significant loss of revenues and cash flows.”

HMM Restructuring and Scrubber Agreements

HMM, the charterer of five of our container vessels and one of our largest counterparties in terms of revenue, completed a financial restructuring in July 2016. We entered into a charter restructuring agreement with HMM on July 15, 2016. This agreement provided for the reduction of the charter rate payable under the respective charters by 20% to $23,480 per day (from a gross daily rate of $29,350) for a three and a half year period starting in July 2016 and ending in December 2019. The total charter rate reduction for the charter reduction period was approximately $37.0 million. The charter restructuring agreement further provided that at the end of the charter reduction period, the charter rate under the respective charters would revert to the original gross daily rate of $29,350 until the expiry of each charter in 2024 or 2025. As compensation for the charter rate reduction, we received approximately 4.4 million HMM common shares, which we sold on the Stock Market Division of the Korean Exchange for an aggregate consideration of $29.7 million in August 2016. On January 1, 2020, the charter rate reverted to the original gross daily rate of $29,350 ($28,763 net of commissions).

In October 2018, we entered into a series of agreements with HMM to increase the daily charter rate under each of the five charters we have with HMM by $4,900 in light of the expenditure we will incur in connection with the installation of scrubbers. This increase is effective from January 1, 2020 in connection with the installation of scrubbers. As of the date of this Annual Report, scrubbers have been installed on all five vessels on charter to HMM and are earning the increased daily rate of $34,250 ($33,663 net of commissions).

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

Some of the key factors that may affect our business, future financial condition, results of operations and cash flow include the following:

•	supply and demand for containerized goods and dry cargo;
•	supply and orderbook of vessels, including, container vessels and drybulk vessels;
•	the continuing demand for goods from China, India, Brazil and Russia and other emerging markets and developments in international trade including threats and/or imposition of trade tariffs;

- 48 -	Table of Contents

•	the impact of COVID-19 on the container charter market and on our operations;
•	time charter hire levels and our ability to re-charter our vessels at competitive rates as their current charters expire;
•	our ability to comply with the covenants in our financing arrangements, including covenants relating to the maintenance of vessel value ratios;
•	developments in vessel values, which might affect our ability to comply with certain covenants under our financing arrangements and/or refinance our debt;
•	the relationships and reputation of our Manager, Capital Ship Management, our General Partner and Capital Maritime in the shipping industry;
•	the effective and efficient technical management of our vessels;
•	the strength of and growth in the number of our customer relationships;
•	the prevailing spot market rates and the number of our vessels which we may operate in the spot market;
•	our level of debt and the related interest expense and amortization of principal;
•	the ability to increase the size of our fleet and make additional acquisitions that are accretive to our unitholders;
•	our access to debt and equity financing, and the cost of capital required to acquire additional vessels or to implement our business strategy;
•	our ability to comply with maritime regulations and standards, including new environmental regulations and standards, and the costs associated therewith; and
•	the costs associated with upcoming drydocking of our vessels.

Please read “Item 3. Key Information—D. Risk Factors” for a discussion of certain risks inherent in our business.

Factors to Consider When Evaluating Our Results

We believe it is important to consider the size of our fleet when evaluating our results of operations. As of December 31, 2019, we owned ten neo-Panamax container carrier vessels and one Capesize bulk carrier. As described above under “—Overview—The DSS Transaction,” we spun-off our Tanker Business in March 2019. During the year 2020, the weighted average number of our vessels increased by 2.8 vessels compared to the year ended December 31, 2019, following the acquisition of the M/V Athos, the M/V Aristomenis and the M/V Athenian in January 2020. In February 2021, we completed the acquisition of three Panamax container carrier vessels, the M/V Long beach Express, the M/V Seattle Express and the M/V Fos Express. As our fleet grows or as we dispose of our vessels, our results of operations reflect the contribution to revenue of, and the expenses associated with, a varying number of vessels over time, which may affect the comparability of our results year-on-year.

Results of operations of the Tanker Business we spun off in the DSS Transaction are reported as discontinued operations for all periods presented. The following discussion relates to results of operations from continuing operations.

Results of Operations

We have derived the following selected historical financial data for the years ended December 31, 2020, and 2019 from our Financial Statements. The table below should be read together with, and is qualified in its entirety by reference to, the Financial Statements. Our Financial Statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) as described in Note 2 (Significant Accounting Policies) to the Financial Statements. All numbers are in thousands of U.S. Dollars, except numbers of units and earnings per unit.

	2020	2019
Income Statement Data from continuing operations:
Revenues	$ 140,865	$108,374
Total revenues	140,865	108,374
Expenses:
Voyage expenses	6,301	2,930
Vessel operating expenses	33,745	26,632
Vessel operating expenses – related parties	4,976	3,917
General and administrative expenses	7,195	5,502
Vessel depreciation and amortization	41,405	29,261
Total operating expenses	93,622	68,242
Operating income	47,243	40,132
Interest expense and finance cost	(16,741)	(17,036)
Other (expense) / income	(135)	1,325
Partnership’s net income from continuing operations	30,367	24,421

- 49 -	Table of Contents

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Our results of operations for the years ended December 31, 2020 and 2019 differ primarily due to:

•	the increase in the weighted average number of vessels in our fleet by 2.8 vessels following the acquisition of the M/V Athos, the M/V Aristomenis and the M/V Athenian in January 2020;
•	the off-hire days and costs incurred from five vessels which underwent their Special Survey (including three vessels on which we installed scrubbers) during the twelve months ended December 31, 2020; and
•	lower interest costs incurred as a result of a decrease in the LIBOR weighted average interest rate during the year ended December 31, 2020 compared to the year 2019 partly offset by the write-off of deferred loan issuance fees in connection to the refinancing with ICBCFL.

Total Revenues

Total revenues, consisting of time and voyage charter revenues, amounted to $140.9 million for the year ended December 31, 2020 compared to $108.4 million for the year ended December 31, 2019.

The increase of $32.5 million was primarily a result of the increase in the average number of vessels in our fleet by 2.8 vessels during the year ended December 31, 2020 and the higher average charter rates earned by certain of our vessels, partly offset by the increase in off-hire days incurred in connection to the Special Surveys which certain of the Partnership’s vessels underwent during the year 2020 compared to the year 2019.

Time and voyage charter revenues are mainly comprised of the charter hires received from unaffiliated third-party charterers, and are generally affected by the number of vessel operating days, the average number of vessels in our fleet and the charter rates.

For the year ended December 31, 2020, HMM, CMA CGM and Hapag-Lloyd accounted for 37%, 22% and 20% of our total revenues from continuing operations, respectively.

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

Voyage Expenses

Total voyage expenses amounted to $6.3 million for the year ended December 31, 2020, compared to $2.9 million for the year ended December 31, 2019. The increase of $3.4 million was primarily attributable to the increase in the average number of vessels in our fleet and the increase in off-hire days during the year ended December 31, 2020 compared to the year 2019. During the year ended December 31, 2020 one of the vessels in our fleet was employed under voyage charter for a part of the year compared to none for the corresponding period in 2019.

Voyage expenses primarily consist of bunkers, port expenses, canal dues and commissions. Commissions are paid to shipbrokers for negotiating and arranging charter party agreements on our behalf. Voyage expenses incurred during time and bareboat charters are paid for by the charterer, except for commissions, which are paid for by us. Voyage expenses incurred during voyage charters or off hire periods are paid for by us. Please also refer to Note 11 (Voyage Expenses and Vessel Operating Expenses) to the Financial Statements for information on the composition of our voyage expenses.

Vessel Operating Expenses

- 50 -	Table of Contents

For the year ended December 31, 2020, our total vessel operating expenses amounted to $38.7 million compared to $30.5 million for the year ended December 31, 2019. The $8.2 million increase in total vessel operating expenses primarily reflects the increase in the number of vessels in our fleet, following the acquisition of the M/V Athos, the M/V Aristomenis and the M/V Athenian in January 2020, and operating expenses incurred by certain of our vessels passing their Special Survey during the year 2020.

Total vessel operating expenses for the year ended December 31, 2020 include expenses of $5.0 million incurred under the management agreements we have with our Manager and Capital Ship Management, compared to $3.9 million during the year ended December 31, 2019.

See Note 11 (Voyage Expenses and Vessel Operating Expenses) to the Financial Statements for information on the composition of our vessel operating expenses.

General and Administrative Expenses

General and administrative expenses amounted to $7.2 million for the year ended December 31, 2020, compared to $5.5 million for the year ended December 31, 2019. The $1.7 million increase in general and administrative expenses primarily reflects the increase in the compensation cost related to non-vested awards under our Omnibus Incentive Compensation Plan during the year ended December 31, 2020 compared to the year 2019.

General and administrative expenses include board of directors’ fees and expenses, audit and certain legal fees, compensation cost related to our Omnibus Incentive Compensation Plan and other fees related to the expenses of the publicly traded partnership.

Vessel Depreciation and Amortization

Depreciation and amortization amounted to $41.4 million for the year ended December 31, 2020, compared to $29.3 million for the year ended December 31, 2019. The $12.1 million increase in vessel depreciation and amortization primarily reflects the increase in the number of vessels in our fleet and the passing of Special Surveys by five of our vessels and the installation of scrubbers in three of our vessels during the year ended December 31, 2020.

Generally, depreciation is expected to increase if the average number of vessels in our fleet increases.

Total Other Expense, Net

Total other expense, net for the year ended December 31, 2020 amounted to $16.9 million, compared to $15.7 million for the year ended December 31, 2019. Total other expense, net includes interest expense and finance costs of $16.7 million for the year ended December 31, 2020, compared to $17.0 million for the year ended December 31, 2019. The decrease of $0.3 million primarily reflects lower interest costs incurred mainly as a result of a decrease in the LIBOR weighted average interest rate for the year ended December 31, 2020 compared to the year 2019, partly offset by the write off of loan issuance costs in connection to the ICBCFL refinancing.

Interest expense and finance costs include interest expense, amortization of financing charges, commitment fees and bank charges.

The weighted average interest rate on the loans outstanding under our credit facilities for the year ended December 31, 2020 was 3.6%, compared to 5.7% for the year ended December 31, 2019. Please also refer to Note 8 (Long-Term Debt) to our Financial Statements.

Net Income

Net income from continuing operations for the year ended December 31, 2020 amounted to $30.4 million compared to $24.4 million for the year ended December 31, 2019.

B.       Liquidity and Capital Resources

As of December 31, 2020, total cash and cash equivalents (including restricted cash) were $54.3 million. Restricted cash under our financing arrangements amounted to $7.0 million.

In connection with the DSS Transaction:

•	DSS paid to us a total amount of $319.7 million;

- 51 -	Table of Contents

•	we amended our existing 2017 credit facility, prepaid an amount of $89.3 million thereunder, and fully repaid and retired outstanding loans under bilateral facilities, all of which translated into an aggregate repayment of our debt of $146.5 million plus accrued interest and breakage costs; and
•	we redeemed and retired all outstanding Class B Units at 100% of par value for an aggregate redemption price of $119.5 million, including dividends on Class B Units accrued at the time.

We do not have any undrawn amounts under the terms of our financing arrangements. See also “—Borrowings (Financing Arrangements)” below for information regarding our financing arrangements.

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

As of December 31, 2020, total partners’ capital amounted to $422.1 million, an increase of $15.4 million compared to $406.7 million as of December 31, 2019. The increase reflects net income for the year ended December 31, 2020 and the amortization associated with the equity incentive plan, partly offset by distributions declared and paid during the year 2020 in the total amount of $17.1 million.

Subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

For more information on our anticipated future cash requirements and resources please refer to Note 8 Long-Term Debt and Note 16 Commitments and Contingencies to our Financial Statements.

Cash Flows

The following table summarizes our cash and cash equivalents provided by / (used in) operating, financing and investing activities for the years presented below, in millions.

	2020	2019
Net Cash Provided by Operating Activities	$80.7	$45.3
Net Cash Used in Investing Activities	$(185.3)	$(6.5)
Net Cash Provided by/(Used in) Financing Activities	$95.4	$(179.1)

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $80.7 million for the year ended December 31, 2020 compared to $45.3 million for the year ended December 31, 2019. The increase of $35.4 million was mainly attributable to the increase in the number of vessels in our fleet following the acquisition of the M/V Athenian, the M/V Aristomenis and the M/V Athos in January 2020, a decrease in the amounts we reimbursed our Manager and Capital Ship Management for expenses paid on our behalf and by a decrease

- 52 -	Table of Contents

in payments for operating and other expenses partly offset by an increase in our trade receivables due to decreased collections and an increase in payments for dry docking costs.

Net Cash Used in Investing Activities

Net cash used in investing activities refers primarily to cash used for vessel acquisitions and improvements, including installation of scrubbers and BWTS, and cash provided by proceeds from the sale of vessels. Net cash used in investing activities for the year ended December 31, 2020 amounted to $185.2 million compared to $6.5 million during the year 2019. The increase of $178.7 million in net cash flows used in investing activities, was primarily attributable to (a) $162.6 million paid to acquire the M/V Athenian, the M/V Aristomenis and the M/V Athos and (b) the cash used for vessel improvements including advances relating to the installation of BWT systems and scrubbers equipment amounting to $22.6 million during the year ended December 31, 2020 compared to $6.5 million for the year 2019.

Net Cash Provided by/Used in Financing Activities

Net cash provided by financing activities for the year ended December 31, 2020, was $95.4 million representing mainly cash proceeds of $270.9 million from the three new financing arrangements we entered into during the year 2020, namely the HCOB facility and the CMBFL financing arrangement used to partly finance the acquisition of the M/V Athenian, the M/V Aristomenis and the M/V Athos and the ICBCFL financing arrangement used to partly refinance the 2017 credit facility, partly set off by, $4.8 million paid for the issuance of the these financing arrangements, $116.5 million prepayment of the 2017 credit facility in connection with the refinancing with ICBCFL, $37.1 million of scheduled principal payments and $17.1 million of dividends to our common unit holders. Cash used in financing activities of $179.1 million for the year ended December 31, 2019 was mainly attributable to the redemption of all outstanding Class B convertible preferred units of $116.9 million, the scheduled principal repayment of $32.7 million and the dividends to our common unit holders of $28.0.

Borrowings (Financing Arrangements)

Our long-term borrowings are reflected in our balance sheet in non-current liabilities as “Long-term debt, net” and in current liabilities as “Current portion of long-term debt, net”.

As of December 31, 2020, our total borrowings were $379.7 million outstanding under our all four financing arrangements. As of December 31, 2019, our total borrowings were $262.4 million outstanding under our 2017 credit facility.

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

In connection with the DSS Transaction, on March 27, 2019, we amended the 2017 credit facility and prepaid an amount of $89.3 million thereunder. The amended 2017 credit facility consists of a single tranche required to be repaid in 19 equal quarterly instalments of $7.7 million in addition to a balloon installment of $139.1 million payable, together with the final quarterly installment, in the fourth quarter of 2023. On May 27, 2020 upon the closing of the ICBCFL facility described below, we repaid $116.5 million to release three vessels under the 2017 credit facility. As of December 31, 2020 the balance outstanding under the 2017 credit facility was $122.3 million payable in 12 equal quarterly instalments of $4.1 million in addition to a balloon instalment of $73.5 million payable, together with the final quarterly instalment, in the fourth quarter of 2023.

The HCOB Facility

On January 17, 2020 we entered into a new term loan facility with Hamburg Commercial Bank A.G. (the “HCOB Facility”) of up to $38.5 million for the purpose of partially financing the acquisition of M/V Athenian. The full amount of the facility was drawn on January 22, 2020 and is payable in 20 consecutive quarterly installments of $0.9 million beginning three months after the drawdown date plus a balloon payment of $21.3 million payable together with the last quarterly instalment due in January 2025. The loan facility bears interest at LIBOR plus a margin of 2.55%.

- 53 -	Table of Contents

The CMBFL Facility

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

The ICBCFL Facility

In December 2019 we entered into a non-binding term sheet and in May 2020 into an agreement with ICBC Financial Leasing Co., Ltd. (“ICBCFL”) for the sale and lease back of three vessels then mortgaged under the 2017 credit facility, namely the M/V Akadimos (ex CMA CGM Amazon), the M/V Adonis (ex CMA CGM Uruguay) and the M/V CMA CGM Magdalena, for a total amount of $155.4 million. The lease has a duration of seven years after drawdown, bears interest at LIBOR plus a margin of 2.60% and includes mandatory purchase obligations for us to repurchase the vessels on expiration of the agreement, at the predetermined price of $77.7 million. In addition, we have various purchase options commencing from the first year anniversary of the lease. The full amount was drawn on May 27, 2020. The amount we repaid to release these three vessels under the 2017 credit facility was $116.5 million. On April 7, 2021 the Partnership entered into memorandums of agreement for the sale of the M/V CMA CGM Magdalena and the M/V Adonis to an unaffiliated third party for a total consideration of $195.0 million. Delivery of the M/V CMA CGM Magdalena and the M/V Adonis to their buyer is expected in May and July/August 2021, respectively. The amount to be repaid to ICBCFL on the delivery of the vessels to their new owners is estimated to be approximately $97.4 million.

Our financing arrangements contain customary ship finance covenants, including restrictions as to changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness and the mortgaging of vessels.

Our financing arrangements also contain financial covenants:

•	to maintain minimum free consolidated liquidity of at least $0.5 million per collateralized vessel;
•	to maintain a ratio of EBITDA (as defined therein) to net interest expense of at least 2.00 to 1.00 on a trailing four-quarter basis; and
•	not to exceed a ratio of total net indebtedness to (fair value adjusted) total assets of 0.75.

In addition, our financing arrangements require that we maintain a minimum security coverage ratio, defined as the ratio of the market value of the collateralized vessels and net realizable value of additional acceptable security to outstanding loans, of 125% or, under our financing arrangements with CMBFL, 120%.

Under our financing arrangements, the vessel-owning subsidiaries may pay dividends or make distributions provided that no event of default has occurred and the payment of such dividend or distribution does not result in an event of default, including a breach of any of the financial covenants. Our financing arrangements require the earnings, insurances and requisition compensation of the vessels to be assigned as collateral. It also requires additional security, including pledge and charge on current account, corporate guarantee from each of the vessel-owning subsidiaries and mortgage interest insurance.

Our obligations under financing arrangements are secured by first-priority mortgages over all our vessels and are guaranteed by each vessel-owning subsidiary.

Our financing arrangements also contain a “Market Disruption Clause,” which the lenders may unilaterally trigger, requiring us to compensate the lenders for any increases to their funding costs caused by disruptions to the market.

As of December 31, 2020, we were in compliance with all financial debt covenants under all our financing arrangements.

Recent Developments

On January 22, 2021 we entered into an agreement for the sale and lease back of the vessels M/V Long Beach Express, M/V Seattle Express and the M/V Fos Express with CMB Financial Leasing Co., Ltd, (“CMBFL”) for $10.0 million each. The lease agreement has a duration of five years, bears an interest at LIBOR plus a margin of 2.85%. In addition, we have various purchase options commencing from the first year anniversary of the lease including an option to purchase each vessel, on the fifth anniversary of the lease for a predetermined price of $4.5 million. The full amounts were drawn on February 25, 2021.

- 54 -	Table of Contents

The operating and financial restrictions and covenants under the arrangement are substantially similar to the restrictions and covenants of our existing financing arrangements, including a required minimum security coverage ratio of 120%.

Our ability to comply with the covenants and restrictions contained in our financing arrangements may be affected by events beyond our control, including prevailing economic, financial and industry conditions, interest rate developments, changes in the funding costs of our financing institutions and changes in vessel earnings and asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our financing arrangements, we may be forced to suspend our distribution, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us (if any) may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under our financing arrangements or such other debt instruments, the lenders could seek to foreclose on those assets.

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

C. Research and Development

Not applicable.

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on, among other things, the demand and supply dynamics characterizing the container and drybulk markets at the time of re-chartering a vessel. For other trends affecting our business please see other discussions in “—A. Operating Results” above.

E. [Reserved.]

F. [Reserved.]

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

Vessel Lives and Impairment

- 55 -	Table of Contents

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

The table below specifies (i) the carrying value of each of our vessels as of December 31, 2020 and 2019 and (ii) which of those vessels we believe had a charter-free market value below its carrying value. We believe that the aggregate carrying value of the vessels indicated with an asterisk below exceeded their aggregate basic charter-free market value by approximately $57.0 million and $77.8 million as of December 31, 2020 and 2019, respectively. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, to a willing buyer in circumstances where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values.

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

		Carrying value as of December 31, 2020 (in millions of United States dollars)		Carrying value as of December 31, 2019 (in millions of United States dollars)

Vessels	Date acquired by us

M/V Cape Agamemnon			$
	06/09/2011	$34.2*		34.9*
M/V Archimidis	12/22/2012	$43.8*		$43.3*
M/V Agamemnon	12/22/2012	$46.8*		$50.5*
M/V Hyundai Prestige	09/11/2013	$43.0*		$45.3*
M/V Hyundai Premium	03/20/2013	$42.4*		$43.0*
M/V Hyundai Paramount	03/27/2013	$42.4*		$44.6*
M/V Hyundai Privilege	09/11/2013	$43.1*		$45.4*
M/V Hyundai Platinum	09/11/2013	$43.2*		$41.1*
M/V Akadimos (ex CMA CGM Amazon)	06/10/2015	$72.7		$76.0
M/V Adonis (ex CMA CGM Uruguay)	09/18/2015	$73.6		$77.0
M/V CMA CGM Magdalena	02/26/2016	$72.5		$75.8
M/V Athenian	01/22/2020	$51.5		-
M/V Athos	01/23/2020	$51.5		-
M/V Aristomenis	01/23/2020	$51.5		-
Total		$712.2		$576.9

*	Indicates vessels for which we believe that, as of December 31, 2020 and 2019, the carrying value exceeds the basic charter-free market value. As discussed below, we believe that the carrying values of our vessels as of December 31, 2020 and 2019 were recoverable as the undiscounted projected net operating cash flows of these vessels exceeded their carrying value by a significant amount.

- 56 -	Table of Contents

We performed undiscounted cash flow tests as of December 31, 2020 and 2019, as an impairment analysis, in which we made estimates and assumptions relating to determining the projected undiscounted net operating cash flows by considering the following:

•	the charter revenues from existing time charters for the fixed fleet days (our remaining charter agreement rates);
•	vessel operating expenses;
•	dry-docking expenditures;
•	an estimated gross daily time charter equivalent for the unfixed days (based on the ten-year average historical one-year Time Charter Equivalent) over the remaining economic life of each vessel, excluding days of scheduled off-hires;
•	residual value of vessels;
•	commercial and technical management fees;
•	a utilization rate of 99.7% based on the fleet’s historical performance; and
•	the remaining estimated life of our vessels.

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

Our assumptions, based on historical trends, and our accounting policies are as follows:

•	in accordance with the prevailing industry standard, depreciation is calculated using an estimated useful life of 25 years for our vessels, commencing at the date the vessel was originally delivered from the shipyard;
•	estimated useful life of vessels takes into account design life, commercial considerations and regulatory restrictions based on our fleet’s historical performance;
•	estimated charter rates are based on rates under existing vessel contracts and thereafter at market rates at which we expect we can re-charter our vessels based on market trends. We believe that the ten-year average historical Time Charter Equivalent is appropriate (or less than ten years if appropriate data is not available) for the following reasons:
•	it reflects more accurately the earnings capacity of the type, specification, deadweight capacity and average age of our vessels;
•	it reflects the type of business conducted by us (period as opposed to spot);
•	it includes at least one market cycle; and
•	respective data series are adequately populated.
•	estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our vessels may spend operating on the spot market, are based on the historical experience of our fleet;
•	estimates of operating expenses and drydocking expenditures are based on historical operating and drydocking costs based on the historical experience of our fleet and our expectations of future operating requirements;
•	vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate based on the ten year historical average demolition prices per ton; and
•	the remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in our depreciation calculations.

The impairment test that we conduct is most sensitive to variances in future time charter rates. Based on the sensitivity analysis performed for December 31, 2020 and 2019, we would begin recording impairment on the first vessel that will incur impairment by vessel type for time charter declines from their ten-year historical averages as follows:

Percentage Decline from which

Impairment would be recorded

	Year ended December 31, 2020	Year ended December 31, 2019
Vessel

Cape vessel	19.6%	24.9%
Container vessels 5,000 TEU	46.4%	35.3%
Container vessels 8,000 TEU	46.4%	22.3%

- 57 -	Table of Contents

As of March 31, 2021 and December 31, 2020, our current rates for time charters of such vessels on average were above/(below) their ten-year historical averages as follows:

Time Charter Rates as Compared with Ten-year

Historical Average (as percentage above/(below))

	As of March 31,	As of December 31,
	2021	2020
Vessel

Cape vessel *	-	-
Container vessels 5,000 TEU	55.6%**	55.6%**
Container vessels 8,000 TEU	(33.3)%**	(33.3)%**

*The vessel is traded in the spot market since July 2020.

**The time charter rates include a premium of $4,900 per day for the 5,000 TEU and $10,000 per day for the 8,000 TEU container carriers in light of the expenditure we incurred in connection with the installation of scrubbers. See “Item 4. Information on the Partnership—A. History and Development of the Partnership—2020 Developments”.

Based on the above assumptions we determined that the undiscounted cash flows support the vessels’ carrying amounts as of December 31, 2020 and 2019.

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

Our General Partner, Capital GP L.L.C., manages our day-to-day activities consistent with the policies and procedures adopted by our board of directors. Our General Partner is a limited liability company initially formed and controlled by Capital Maritime as sole member. In April 2019, Capital Maritime transferred all membership interests in our General Partner to Mr. Miltiadis E. Marinakis. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Operations—We depend on our General Partner, a private company under the ownership of Mr. Miltiadis E. Marinakis, for the day-to-day management of our affairs.”

Our board of directors currently consists of seven members, including two members who are designated by our General Partner in its sole discretion and five members who are elected by the common unitholders.

- 58 -	Table of Contents

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

At our annual general meeting of unitholders held on September 24, 2020, Rory Hussey was elected to act as a Class I Directors until the Partnership’s 2023 annual meeting of Limited Partners.

Our General Partner intends to cause its officers to devote as much time as is necessary for the proper conduct of our business and affairs. Our General Partner’s Chief Executive Officer, Mr. Gerasimos (Jerry) Kalogiratos and Chief Financial Officer, Mr. Nikolaos Kalapotharakos, allocate their time between managing our business and affairs and the business and affairs of Capital Maritime, and/or its affiliates. The amount of time they allocate between our business and their other positions varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

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

A.       Directors and Senior Management

Set forth below are the names, ages and positions of our directors and our General Partner’s executive officers as of the date of this Annual Report.

Name	Age	Position
Keith Forman(4)	62	Director and Chairman of the Board(5)
Gerasimos (Jerry) Kalogiratos(1)	43	Director and Chief Executive Officer of our General Partner
Gurpal Grewal(1)	74	Director
Rory Hussey(2)	69	Director(5)
Abel Rasterhoff(3)	81	Director(5)
Eleni Tsoukala(4)	43	Director(5)
Dimitris P. Christacopoulos(3)	50	Director(5)
Nikolaos Kalapotharakos	46	Chief Financial Officer of our General Partner

(1)	Appointed by our General Partner.
(2)	Class I director (term expires in 2023).
(3)	Class II director (term expires in 2021).
(4)	Class III director (term expires in 2022).

(5)	Member of our audit committee, our conflicts committee and compensation committee.

Biographical information with respect to each of our directors, our director nominees and our General Partner’s executive officers is set forth below. The business address for our executive officers is 3 Iassonos Street Piraeus, 18537 Greece.

Keith Forman, Director and Chairman of the Board.

- 59 -	Table of Contents

Mr. Forman is the chairman of our board of directors and a member of our conflicts committee, audit committee and compensation committee. Mr. Forman joined our board on April 3, 2007. In January 2020, Mr. Forman began a fellowship at Harvard University’s Advanced Leadership Initiative. Mr. Forman has held a number of executive, director and advisory positions at investment companies and master limited partnerships throughout his career. Since May 2012, Mr. Forman has been acting as a senior advisor to Industry Funds Management, an Australian fund manager investing in infrastructure projects worldwide. Between December 2014 and December 2017, Mr. Forman served as president and chief executive officer of the now discontinued Rentech, Inc. Mr. Forman also served as a director of the general partner of CVR Partners between April 2016 and April 2017. Between November 2007 and March 2010, Mr. Forman was a partner and chief financial officer of Crestwood Midstream Partners, a private equity-backed investment partnership active in the midstream energy market. Prior to his tenure at Crestwood, Mr. Forman was senior vice president, finance for El Paso Corporation, vice president of El Paso Field Services, and from 1992 to 2003, chief financial officer of GulfTerra Energy Partners L.P., a publicly traded master limited partnership. Mr. Forman holds a B.A. degree in economics and political science from Vanderbilt University.

Gerasimos (Jerry) Kalogiratos, Director and Chief Executive Officer.

Mr. Kalogiratos was appointed as the Chief Executive of our General Partner in June 2015. He has also previously served as Chief Financial Officer of our General Partner until February 28, 2018, when he was succeeded by Mr. Nikolaos Kalapotharakos. He joined our board of directors in December 2014. Mr. Kalogiratos joined Capital Maritime & Trading Corp. in 2005 and was part of the team that completed the IPO of Capital Product Partners L.P. in 2007. He has also served as Chief Financial Officer and director of NYSE-listed Crude Carriers Corp. before its merger with us in September 2011. He has over 16 years of experience in the shipping and finance industries, specializing in vessel acquisition and projects and shipping finance. Before he joined Capital Maritime, he worked in equity sales in Greece. He completed his MA in European Economics and Politics at the Humboldt University in Berlin and holds a B.A. degree in Politics, Philosophy and Economics from the University of Oxford in the United Kingdom and an Executive Finance degree from the London Business School. Mr. Kalogiratos also serves on the board of directors of DSSI.

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

Gurpal Grewal, Director.

Mr. Gurpal Grewal joined our board of directors on November 16, 2017, replacing Mr. Nikolaos Syntychakis who resigned as an Appointed Director of the Partnership. Mr. Gurpal Grewal previously served as technical director of Capital Ship Management Corp. Mr. Grewal is a chartered engineer and has over 35 years of experience in new building design, construction, and supervision of bulk carriers, tankers, LPG and LNG vessels. He previously served as technical director for both Quintana Shipping Co. and Marmaras Navigation Ltd. Between 2004 and 2008, Mr. Grewal was a member of the board of directors and conflicts committee of Quintana Maritime Co. Between June 1998 and September 2005, Mr. Grewal served as technical director and principal surveyor for Lloyd’s Register of Shipping and Industrial Services S.A. (“Lloyd’s Register”) in Greece. Mr. Grewal was also previously employed by Lloyd’s Register in London as a senior ship and engineer surveyor in the Fleet Services Department. In addition, from 1996 to 1998, Mr. Grewal served as assistant chief resident superintendent with John J. McMullen & Associates, New York, where he supervised the new building of product tankers in Spain. Prior to 1996, Mr. Grewal served for ten years as senior engineer at Lloyd’s Register supervising the construction of new building vessels in a variety of shipyards.

Rory Hussey, Director.

Mr. Rory Hussey joined our board of directors on September 8, 2017 and serves on our conflicts committee, audit committee and our compensation committee. Until his retirement in 2017, Mr. Hussey served as a Managing Director of ING Bank N.V., in charge of ING’s ship finance business in Southern Europe and the Middle East. Mr. Hussey started his career with Citibank’s shipping team in 1974. He held a variety of positions within Ship Finance at Citibank and worked for 20 years in Hong Kong, New York, Taipei, and Athens. After returning to London, he headed Citi’s transportation finance syndications team. He joined ING Bank N.V. in 2001 in charge of shipping syndications before becoming head of Sales for the London Syndications team. Mr. Hussey subsequently returned to ship finance and became Managing Director of ING Bank N.V. in 2009. Mr. Hussey holds a M.Sc. (Econ) from the London School of Economics and Political Science.

- 60 -	Table of Contents

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

Gerasimos Ventouris, Chief Operating Officer (stepped down on December 31, 2020).

Mr. Ventouris served as our Chief Operating Officer from June 30, 2015 until December 31, 2020. Mr. Ventouris is the director, president, secretary and Chief Executive Officer of Capital Maritime and from 2003 to his retirement from that position on June 30, 2020 also served as the Chief Commercial Officer of Capital Ship Management Corp. From March 27, 2019 to March 23, 2020, Mr. Ventouris served on the board of directors of Diamond S Shipping Inc.

B.       Compensation

Reimbursement of Expenses of Our General Partner

Our General Partner does not receive any management fee or other compensation for managing us. Our General Partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our General Partner. In 2020, these expenses for which our General Partner was reimbursed amounted to $0.01 million.

Executive Compensation

The compensation of our General Partner’s Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer (until December 31, 2020) is set and paid by our General Partner, and we reimburse our General Partner for such costs and related expenses under relevant executive service agreements. We do not have a retirement plan for our General Partner’s executive officers or directors. Officers and employees of our General Partner or its affiliates may participate in employee benefit plans and arrangements sponsored by Capital Maritime, our General Partner or their affiliates, including plans that may be established in the future. We pay our General Partner $1,880,000 per year as compensation for services related to the management of our business and affairs, including the appointment and performance of relevant duties of the chief executive officer, chief finance officer, and a number of additional officers.

- 61 -	Table of Contents

Compensation of Directors

Our directors receive compensation for their services as directors, as well as for serving in the role of committee chair, and have also received restricted units, all of which have now vested. Please read “—E. Share Ownership—Omnibus Incentive Compensation Plan” below for additional information. For the year ended December 31, 2020, our directors, including our chairman, received an aggregate cash amount of $0.5 million. In lieu of any other compensation, our chairman receives an annual fee for acting as a director and as the chairman of our board of directors. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees and is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

In connection with the DSS Transaction, the independent members of our board of directors formed a special committee. In light of the significant time commitments required of the members of the special committee, our board of directors agreed that we would pay, without regard to the success or failure of the DSS Transaction and in addition to the reimbursement of expenses and payment of all other fees as members of the our board of directors, (1) $25,000 to each member of the special committee (other than the chairman of the special committee) on January 2, 2019 and, with respect to services performed beginning of January 1, 2019 and until the completion of the DSS Transaction, $8,000 per month and (2) $50,000 to the chairman of the special committee on January 2, 2019 and, with respect to services performed beginning from January 1, 2019 and until the completion of the DSS Transaction, $16,000 per month.

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

During the year ended December 31, 2020, our board of directors held 10 meetings. As part of our board meetings, our independent directors meet without the non-independent directors in attendance. In addition, the board regularly holds sessions without the CEO and executive officers present. During the year ended December 31, 2020 our independent directors held four executive sessions. Even if Board members are not able to attend a board meeting, all board members are provided information related to each of the agenda items before each meeting, and can therefore provide counsel outside regularly scheduled meetings. All directors were present at all meetings of the board of directors and all meetings of committees of the board of directors on which such director served.

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

Audit Committee. The audit committee of our board of directors is composed of three or more independent directors, each of whom must meet the independence standards of the Nasdaq Global Select Market, the SEC and any other applicable laws and regulations governing independence from time to time. The audit committee is currently comprised of directors Abel Rasterhoff (chair), Rory Hussey, Keith Forman, Eleni Tsoukala and Dimitris Christacopoulos. All members of the committee are financially literate and our board of directors has determined that Mr. Rasterhoff qualifies as an “audit committee financial expert” for purposes of the U.S. Sarbanes-Oxley Act of 2002. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. The audit committee met four times during the year ended December 31, 2020, on January 21, April 27, July 23 and October 21.

Conflicts Committee. The conflicts committee of our board of directors is composed of the same directors constituting the audit committee, being Keith Forman (chair), Abel Rasterhoff, Rory Hussey, Eleni Tsoukala and Dimitris Christacopoulos. The members of our conflicts committee may not be officers or employees of our General Partner or directors, officers or employees of its affiliates, and

- 62 -	Table of Contents

must meet the independence standards established by the Nasdaq Global Select Market to serve on an audit committee of a board of directors and certain other requirements. The conflicts committee reviews specific matters that the board believes may involve conflicts of interest and determines if the resolution of the conflict of interest is fair and reasonable to us. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our General Partner or its affiliates of any duties any of them may owe us or our unitholders. The conflicts committee met twice during the year ended December 31, 2020, on November 16 and November 20.

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

As of December 31, 2020:

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

In July 2019, the board of directors adopted an amended and restated Plan, so as to reserve for issuance a maximum number of 740,000 restricted common units. On the same day, the Partnership awarded 445,000 unvested units to employees and non-employees. Awards granted to certain employees and non-employees will vest in three equal installments. The remaining awards will vest on December 31, 2021. All awards under the amended Plan are conditional upon the grantee’s continued service until the applicable vesting date.

Item 7.	Major Unitholders and Related-Party Transactions.

As of December 31, 2020, our partners’ capital consisted of 18,623,100 common units, of which 15,252,124 were owned by public unitholders, no subordinated units and 348,570 general partner units.

- 63 -	Table of Contents

On January 25, 2021, the Partnership’s Board of Directors approved a unit repurchase program, providing the Partnership with authorization to repurchase up to $30.0 million of units of the Partnership’s common unit, effective for a period of two years. As of April 20, 2021 the Partnership had purchased 164,038 common units under the program.

Based on 18,807,632 units issued and outstanding (including 348,570 general partner units) on April 20, 2021, the Marinakis family, including Evangelos M. Marinakis, the chairman of Capital Maritime, may be deemed to beneficially own a 19.8% interest in us, through Capital Maritime, which may be deemed to beneficially own 3,370,977 common units representing a 17.9% interest in us and our General Partner, which may be deemed to beneficially own 348,570 general partner units representing a 1.9% interest in us.

As of April 5, 2021, there were three holders of record of our common units, two of which have a U.S. mailing address. One of these two holders is CEDE & Co., a nominee company for The Depository Trust Company (a registered clearing agency with the SEC), which held approximately 84.8% of our outstanding common units as of such date. The beneficial owners of the common units held by CEDE & Co. may include persons who reside outside the United States.

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

Name of Beneficial Owner	Number of Common Units Owned	Percentage of Total Common Units
Capital Maritime (1)	3,370,977	18.3%
Donald Smith & Co., Inc. (2)	1,446,660	7.8%
All executive officers and directors as a group (seven persons) (3)	*	*

(1)	The Marinakis family, including Evangelos M. Marinakis, our former chairman, through its ownership of Capital Maritime may be deemed to beneficially own, or to have beneficially owned, all of our units held by Capital Maritime.
(2)	As reported in a Schedule 13G filed on February 11, 2021 by (i) Donald Smith & Co., Inc., a Delaware corporation (“DSCI”) and (ii) DSCO Value Fund, L.P., a Delaware limited partnership. According to the Schedule 13G, DSCI is an investment adviser, and the address of its principal office is 152 W 57th Street, New York NY 10019. According to the Schedule 13G, the ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, common units, is vested in the institutional clients for which DSCI serves as investment advisor. DSCI does not serve as custodian of the assets of any of its clients and accordingly, in each instance only the client or the client’s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, common units. According to the Schedule 13G, to the knowledge of DSCI, with respect to the common units reported in the Schedule 13G owned by advisory client of DSCI, not more than 5% of the common units is owned by any one client. With respect to the remaining common units owned, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common units. No one person’s interest in the common units is more than 5% of the total outstanding common units.
(3)	See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” above.

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

- 64 -	Table of Contents

B.       Related-Party Transactions

Our General Partner, which is a private entity wholly owned by Mr. Miltiadis E. Marinakis, controls the appointment of up to three of the members of our board of directors. Capital Maritime can vote the common units it holds in their totality on all matters that arise under the partnership agreement (except for the election of directors elected by holders of our common units). Accordingly, our General Partner and Capital Maritime have the ability to exercise significant influence on important actions we may take.

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

Transactions entered into after the year ended December 31, 2020

Share Purchase Agreement for the Acquisition of the Companies Owning M/V Long Beach Express, M/V Seattle Express and the M/V Fos Express.

On January 27, 2021 we entered into three separate share purchase agreements with Capital Maritime for the acquisition of the shares of the companies owning the M/V Long Beach Express, M/V Seattle Express and the M/V Fos Express (three sister 5,100 TEU container vessels built in 2008 at Hanjin Heavy Industries, South Korea), for a consideration of $13.5 million each. The vessels are employed under long-term time charters with Hapag-Lloyd with earliest expiration in June 2025 the first and in September 2025 the last two. The gross charter rate for each vessel currently amounts to $12,300 per day.

Sellers Credit

The Partnership entered into a sellers’ credit agreement with Capital Maritime to defer $6.0 million of the purchase price of the shares of the companies owning the the M/V Long Beach Express, M/V Seattle Express and the M/V Fos Express for up to five years from the delivery of the vessels. The Sellers’ Credit bears interest at a fixed rate of 5.0% per year. For a discussion of the financing of this acquisition, see “Item 4. Information on the Partnership—A. History and Development of the Partnership— Recent Developments.”

Transactions entered into during the year ended December 31, 2020

Share Purchase Agreement for the Acquisition of the Companies owning the M/V Athenian, the M/V Athos and M/V Aristomenis.

On January 22, 2020, and on January 23, 2020 we entered into share purchase agreements with Capital Maritime for the acquisition of the shares of the companies owning the M/V Athenian, the M/V Athos and the M/V Aristomenis (three sister 10,000 TEU container vessels built in 2011 at Samsung Heavy Industries South Korea), respectively, for a consideration of $54.2 million each. The acquisition of the M/V Athenian was funded with $38.5 million drawn under a term loan entered into with HCOB and $15.7 million of cash at hand, and the acquisition of the M/V Athos and the M/V Aristomenis was funded through a sale and lease back transaction entered into with CMBFL, for an amount of up to $38.5 million each and $31.4 million cash at hand. For a discussion of the financing of this acquisition, see “Item 4. Information on the Partnership—A. History and Development of the Partnership— 2020 Developments.”

Change of Management Agreement for M/V Cape Agamemnon

- 65 -	Table of Contents

On November 30, 2020 the M/V Cape Agamemnon, the last vessel to which Capital Ship Management provided technical management services entered into a technical management agreement with Capital-Executive with the same terms.

Transactions entered into during the year ended December 31, 2019

1.	Termination Agreement of the Crude Carriers Commercial and Technical Management Agreement. On March 27, 2019, our subsidiary Crude Carriers Corp. and Capital Ship Management agreed to terminate the commercial and technical management agreement, dated as of March 17, 2010, between them as all vessels covered by this agreement were to be spun off as part of the Tanker Business in connection with the DSS Transaction.

2.	Amendment Agreement Regarding the Floating Rate Management Agreement. On March 27, 2019, we entered into an amendment agreement with Capital Ship Management to reflect that all our tankers to be spun off as part of the Tanker Business in connection with the DSS Transaction would no longer be managed under the floating rate management agreement.

3.	Amendment Agreement Regarding the Floating Rate Management Agreement. On August 29, 2019, we entered into an amendment agreement with Capital Ship Management to reflect that all ten of our container vessels would no longer be managed under the floating rate management agreement with Capital Ship Management and that only M/V Cape Agamemnon would continue to be covered by the Floating Rate Management Agreement.

4.	Floating Rate Management Agreement with Capital-Executive. In August 2019, each vessel-owning subsidiary of our ten container vessels owned at the time entered into a floating rate management agreement with Capital-Executive, pursuant to which Capital-Executive provides certain commercial and technical management services.

5.	Executive services agreement with our General Partner. In 2019, we amended the executive services agreement with our General Partner. See “—Administrative and executive services agreement with Capital Ship Management and our General Partner” above.

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

- 66 -	Table of Contents

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

- 67 -	Table of Contents

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

Our General Partner’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer (until December 31, 2020) are also executive officers or employees of Capital Maritime, Capital Ship Management or their respective affiliates.

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

Our General Partner may exercise its right to call and purchase limited partner interests, including common units, as provided in the partnership agreement and may assign this right to one of its affiliates (including us). Our General Partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have common units purchased from the unitholder at an undesirable time or price. Please read “The Partnership Agreement—Limited Call Right” in Exhibit 2.1 to this Annual Report.

- 68 -	Table of Contents

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

Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our General Partner or by our directors. We have adopted these provisions to allow our General Partner and our directors to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the officers of our General Partner have fiduciary duties to manage our General Partner in a manner beneficial both to its owner, as well as to you. These modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of:

•	the fiduciary duties imposed on our General Partner and our directors by the MILPA;
•	material modifications of these duties contained in our partnership agreement; and
•	certain rights and remedies of unitholders contained in the MILPA.

Marshall Islands law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner and the directors of a Marshall Islands limited partnership to refrain from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that a partner refrain from dealing with the limited partnership in the conduct or winding up of the limited partnership business or affairs as or on behalf of a party having an interest adverse to the limited partnership, refrain from competing with the limited partnership in the conduct of the limited partnership’s business or affairs before the dissolution of the limited partnership, and to account to the limited partnership and hold as trustee for it any property, profit or benefit derived by the partner in the conduct or winding up of the limited partnership’s business or affairs or derived from a use by the partner of partnership property, including the appropriation of a limited partnership opportunity. In addition, although not a fiduciary duty, a partner shall discharge the duties to the limited partnership and exercise any rights consistently with the obligation of good faith and fair dealing.

- 69 -	Table of Contents

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

Rights and remedies of unitholders

The provisions of the MILPA resemble the provisions of the limited partnership act of Delaware. For example, like Delaware, the MILPA favors the principles of freedom of contract and enforceability of partnership agreements and allows the partnership agreement to contain terms governing the rights of the unitholders. The rights of our unitholders, including voting and approval rights and the ability of the partnership to issue additional units, are governed by the terms of our partnership agreement. Please read “The Partnership Agreement” in Exhibit 2.1 to this Annual Report.

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

Under the partnership agreement, we must indemnify our General Partner and its officers and our directors to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our General Partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons engaged in actual fraud or willful misconduct. We also must provide this indemnification for criminal proceedings when our General Partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful. Thus, our General Partner and its officers and our directors could be indemnified for their negligent acts if they met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and therefore unenforceable. Please read “The Partnership Agreement—Indemnification.” in Exhibit 2.1 to this Annual Report.

C.       Interests of Experts and Counsel

Not applicable.

- 70 -	Table of Contents

Item 8.	Financial Information.

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

Distribution Policy

- 71 -	Table of Contents

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

In view of the DSS Transaction, we have adopted a new annual common unit quarterly distribution guidance of $0.315 per common unit.

Operating Surplus and Capital Surplus

General

- 72 -	Table of Contents

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

- 73 -	Table of Contents

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

The preceding paragraph and other similar disclosure in this Section assumes that our General Partner maintains its initial 2.0% general partner interest. As of April 20, 2021, our General Partner holds a 1.85% general partner interest.

Incentive Distribution Rights

- 74 -	Table of Contents

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

	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
		Unitholders	General Partner
Minimum Quarterly Distribution	$1.6275	98%	2%
First Target Distribution	up to $1.6975 (1)	98%	2%
Second Target Distribution	above $1.6975 (1) up to $1.8725	85%	15%
Third Target Distribution	above $1.8725 up to $2.0475	75%	25%
Thereafter	above $2.0475	65%	35%

- 75 -	Table of Contents

(1)	As disclosed on our Report on Form 6-K furnished on August 26, 2014, Capital Maritime unilaterally notified the Partnership that it decided to waive its rights to receive quarterly incentive distributions between $1.6975 and $1.75. Capital Maritime permanently waived these rights after discussion with, and with the unanimous support of, the conflicts committee of our board of directors. This waiver effectively increases the First Target Distribution and the lower bound of the Second Target Distribution (as referenced in the table above) from $1.6975 to $1.75.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98% to the common unitholders, pro rata, and 2% to our General Partner, until we distribute for each common unit an aggregate amount of available cash from capital surplus equal to the initial unit price of the common units issued in our initial public offering; and
•	thereafter, we will make distributions of available cash from capital surplus as if they were from operating surplus.

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

If, as of the date three trading days prior to the announcement of the proposed liquidation, the average closing price for our common units for the preceding 20 trading days (or the current market price) is greater than the sum of:

- 76 -	Table of Contents

•	any arrearages in payment of the minimum quarterly distribution on the common units issued in our initial public offering for any prior quarters during the subordination period (as described below); plus
•	the initial unit price of the common units issued in our initial public offering (adjusted as our board of directors determines to be appropriate to give effect to any distribution, subdivision or combination, such as the reverse unit split we effected in March 2019 in connection with the DSS Transaction) (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

then the proceeds of the liquidation will be applied as follows:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to our General Partner, until we distribute for each outstanding common unit an amount equal to the current market price of our common units; and
•	thereafter, 50.0% to all unitholders, pro rata, 48.0% to holders of incentive distribution rights and 2.0% to our General Partner.

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

B.       Significant Changes

Other than as described in “Item 4. Information on the Partnership—A. History and Development of the Partnership—Recent Developments” and below, no significant changes have occurred since the date of our Financial Statements.

On January 21, 2021, the board of directors of the Partnership declared a cash distribution of $0.10 per common unit for the fourth quarter of 2020. The fourth quarter common unit cash distribution was paid on February 10, 2021, to unitholders of record on February 2, 2021.

- 77 -	Table of Contents

Item 9.	The Offer and Listing.

Our common units started trading on the Nasdaq Global Select Market under the symbol “CPLP” on March 30, 2007.

Item 10.	Additional Information.

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

We summarize the following provisions of our partnership agreement elsewhere in this Annual Report:

•	with regard to distributions of available cash, please read “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—How We Make Cash Distributions,” and
•	with regard to the fiduciary duties of our General Partner and our directors, please read “Item 7. Major Unitholders and Related Party Transactions—B. Related-Party Transactions—Conflicts of Interest and Fiduciary Duties.”

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

Memorandum of agreement dated April 7, 2021 for the sale of the M/V 'CMA CGM Magdalena’ and the M/V ‘Adonis' to an unaffiliated third party for a total consideration of $195.0 million (please see “Item 4. Information on the Partnership—A. History and Development of the Partnership—Recent Developments”)

Share Purchase Agreements, dated January 27, 2021 with Capital Maritime to acquire the shares of the companies owning the M/V Long Beach Express, M/V Seattle Express and the M/V Fos Express for a total consideration of $40.5 million (please see “Item 4. Information on the Partnership—A. History and Development of the Partnership—Recent Developments”)

Sellers’ credit agreement dated January 27, 2021 with Capital Maritime to defer $6.0 million of the purchase price of the vessels M/V Long Beach Express, M/V Seattle Express and the M/V Fos Express for up to five years from the delivery of the vessels (please see “Item 4. Information on the Partnership—A. History and Development of the Partnership—Recent Developments”)

- 78 -	Table of Contents

Share Purchase Agreements, dated January 22, and January 23, 2020, with Capital Maritime to acquire the shares of the companies owning the M/V Athenian, M/V Athos and M/V Aristomenis respectively, for a total consideration of $162.6 million ($54.2 million each) (please see “Item 4. Information on the Partnership—A. History and Development of the Partnership—2020 Developments”)

Term Loan Facility, dated January 17, 2020, between Capital Product Partners L.P. and Hamburg Commercial Bank A.G., relating to a $38.5 million term loan for the purpose of financing the acquisition of the M/V Athenian (please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings (Financing Arrangements)”)

In August 2019, each vessel-owning subsidiary for our ten container vessels then owned entered into a floating rate management agreement with Capital-Executive under which the vessel-owning subsidiary is charged actual expenses incurred by Capital-Executive, each with an initial term of five years. According to this agreement, Capital-Executive provides certain commercial and technical services for a daily technical management fee that is revised annually based on the United States Consumer Price Index. The vessel-owning subsidiary also compensates Capital-Executive for all of its costs, expenses and liabilities incurred in providing the above services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with the vessel’s next scheduled drydocking are borne by the owning company and not by Capital-Executive.

Deed of Amendment and Restatement, dated March 8, 2019, relating to our 2017 credit facility (please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings (Financing Arrangements)”)

D.       Exchange Controls

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

- 79 -	Table of Contents

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

Election to be Taxed as a Corporation

We have elected to be taxed as a corporation for U.S. federal income tax purposes. As such, among other consequences, U.S. Holders (as defined below) will, subject to the discussion of certain rules relating to PFICs below (please see “—U.S. Federal Income Taxation of U.S. Holders— PFIC Status and Significant Tax Consequences”), generally not be directly subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of common units, as described below. As a corporation, we may be subject to U.S. federal income tax on our income as discussed below. Additionally, our distributions to common unitholders will generally be reported on IRS Form 1099-DIV.

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

- 80 -	Table of Contents

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

- 81 -	Table of Contents

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

- 82 -	Table of Contents

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

- 83 -	Table of Contents

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

- 84 -	Table of Contents

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

- 85 -	Table of Contents

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

I.       Subsidiary Information

Please see Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2020.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk.

Our Risk Management Policy

Our policy is to continuously monitor our exposure to business risks, including the impact of changes in interest rates and currency rates, as well as inflation on earnings and cash flows. We intend to assess these risks and, when appropriate, take measures to minimize our exposure to the risks.

Foreign Exchange Risk

We do not have a material currency exposure risk. We generate all of our revenues in U.S. Dollars and incur less than 20% of our expenses in currencies other than U.S. Dollars. For accounting purposes, expenses incurred in currencies other than the U.S. Dollars are translated into U.S. Dollars at the exchange rate prevailing on the date of each transaction. As of December 31, 2020, less than 5% of our liabilities were denominated in currencies other than U.S. Dollars (mainly in Euros). These liabilities were translated into U.S. Dollars at the exchange rate prevailing on December 31, 2020. We have not hedged currency exchange risks and our operating results could be adversely affected as a result.

Interest Rate Risk

The international shipping industry is capital intensive, requiring significant amounts of investment, a significant portion of which is provided in the form of long-term debt. Our existing financing arrangements contain interest rates that fluctuate with LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. In addition, the expected phase-out of LIBOR by the end of 2021 may adversely affect interest rates. See “Item 3. Key Information— D. Risk Factors —Risks Related to Financing Activities—The phase-out of the London Interbank Offered Rate (LIBOR), or the replacement of LIBOR with a different benchmark rate, may adversely affect interest rates and our cost of capital.”

Currently we have, and during 2020 we had, no interest rate swap agreements outstanding. A possible market disruption in determining the cost of funds for our banks resulting in increases by the lenders to their “funding costs” under our credit facilities, will lead to proportional increases in the relevant interest amounts payable under such credit facilities on a quarterly basis. As an indication of the extent of our sensitivity to interest rate changes based upon our debt level, an increase of 100 basis points in LIBOR would have resulted in an increase in our interest expense by approximately $3.7 million, $2.8 million and $3.2 million for the years ended December 31, 2020, 2019 and 2018 respectively, assuming all other variables had remained constant.

- 86 -	Table of Contents

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

Item 12.	Description of Securities Other than Equity Securities.

Not Applicable.

- 87 -	Table of Contents

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

No material modifications to the rights of security holders.

Item 15.	Controls and Procedures.

A.       Disclosure Controls and Procedures

As of December 31, 2020, our management (with the participation of the chief executive officer and chief financial officer of our General Partner) conducted an evaluation pursuant to Rule 13a-15(b) and 15d-15 promulgated under the U.S. Securities Exchange Act of 1934, as amended, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our management, including the chief executive and chief financial officer of our General Partner, recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the partnership have been detected. Further, in the design and evaluation of our disclosure controls and procedures our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Based on this evaluation, the chief executive officer and chief financial officer of our General Partner concluded that, as of December 31, 2020, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer of our General Partner, as appropriate to allow timely decisions regarding required disclosure, were effective in providing reasonable assurance that information that was required to be disclosed by us in reports we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the 2013 framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management believes that our internal control over financial reporting was effective as of December 31, 2020.

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

- 88 -	Table of Contents

C.       Attestation Report of the Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of Capital Product Partners L.P.

Majuro, Republic of the Marshall Islands.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Capital Product Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020 of the Partnership and our report dated April 27, 2021 expressed an unqualified opinion on those financial statements.

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

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

April 27, 2021

- 89 -	Table of Contents

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

Our principal accountant for 2020 and 2019 was Deloitte Certified Public Accountants S.A. The following table shows the fees we paid or accrued for audit and tax services provided by Deloitte for these periods (in thousands of U.S. Dollars).

Fees	2020	2019
Audit Fees (1)	$267.6	$529.7
Audit-Related Fees	—	—
Tax Fees (2)	10.8	10.8
Total	$278.4	$540.5

(1)	Audit fees represent fees for professional services provided in connection with the audit of our Financial Statements, review of our quarterly consolidated financial information, audit services provided in connection with other regulatory filings, issuance of consents and assistance with and review of documents filed with the SEC.
(2)	Tax fees represent fees for professional services provided in connection with various U.S. income tax compliance and information reporting matters.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2020 and 2019.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

- 90 -	Table of Contents

On January 25, 2021, the Partnership’s Board of Directors approved a unit repurchase program, providing the Partnership with authorization to repurchase up to $30.0 million of units of the Partnership’s common unit, effective for a period of two years. The Partnership may repurchase these units in the open market or in privately negotiated transactions, at times and prices that are considered to be appropriate by the Partnership. As of April 20, 2021 the Partnership had purchased 164,038 common units under the program at a total cost of $1.7 million.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

- 91 -	Table of Contents

PART III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit
No.	Description
1.1	Certificate of Limited Partnership of Capital Product Partners L.P. (1)
1.2	Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated February 22, 2010 (3)
1.3	Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated September 30, 2011 (4)
1.4	Second Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated May 22, 2012 (7)
1.5	Third Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated March 19, 2013 (8)
1.6	Fourth Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated August 25, 2014 (10)
1.7	Certificate of Formation of Capital GP L.L.C. (1)
1.8	Limited Liability Company Agreement of Capital GP L.L.C. (1)
1.9	Certificate of Formation of Capital Product Operating GP L.L.C. (1)
2.1	Description of Securities registered under Section 12 of the Exchange Act.
4.1	Loan Agreement with HSH Nordbank AG and ING Bank N.V., London Branch, as mandated lead arrangers and bookrunners relating to a term loan facility of up to US$460,000,000, dated September 6, 2017 (13)
4.2	Deed of Amendment and Restatement relating to the Loan Agreement with Hamburg Commercial Bank AG and ING Bank N.V., London Branch, dated March 8, 2019 (16)
4.3	Amended and Restated Omnibus Agreement, dated September 30, 2011 (4)
4.4	Form of Floating Rate Management Agreement with Capital-Executive Ship Management Corp. (18)
4.5	Administrative Services Agreement with Capital Ship Management (1)
4.6	Amendment 1 to Administrative Services Agreement with Capital Ship Management Corp., dated April 2, 2012 (9)
4.7	IT Agreement, dated April 3, 2007, by and between Capital Ship Management Corp. and Capital Product Partners L.P. (14)
4.8	Addendum No. 1 to IT Agreement, dated April 2, 2012 (14)
4.9	Addendum No. 2 to IT Agreement, dated April 2, 2017 (14)
4.10	Master Vessel Acquisition Agreement, dated July 24, 2014 (12)
4.11	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan, dated April 29, 2008 (2)
4.12	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan, amended July 22, 2010 (10)

- 92 -	Table of Contents

4.13	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan, amended August 21, 2014 (10)
4.14	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan, amended July 23, 2019 (19)
4.15	Form of Restricted Unit Award of Capital Product Partners L.P. (5)
4.16	Term Loan Facility, dated January 17, 2020, between Capital Product Partners L.P. and Hamburg Commercial Bank A.G. (19)
4.17	Sellers’ credit agreement, dated January 27, 2021, with Capital Maritime & Trading Corp.
4.18	Memorandum of Agreement for the Sale of the M/V Adonis, dated April 7, 2021***
4.19	Memorandum of Agreement for the Sale of the M/V CMA CGM Magdalena, dated April 7, 2021***
8.1	List of Subsidiaries of Capital Product Partners L.P.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Financial Officer
13.1	Capital Product Partners L.P. Certification of Gerasimos (Jerry) Kalogiratos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*
13.2	Capital Product Partners L.P. Certification of Nikolaos Kalapotharakos, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*
15.1	Consent of Deloitte Certified Public Accountants S.A.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
(1)	Previously filed as an exhibit to Capital Product Partners L.P.’s Registration Statement on Form F-1 (File No. 333-141422), filed with the SEC on March 19, 2007 and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as a Report on Form 6-K with the SEC on April 30, 2008.
(3)	Previously filed as a Report on Form 6-K with the SEC on February 24, 2010.
(4)	Previously filed as a Report on Form 6-K with the SEC on September 30, 2011.
(5)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and filed with the SEC on February 4, 2011.
(6)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 and filed with the SEC on February 13, 2012.
(7)	Previously furnished as a Report on Form 6-K with the SEC on May 23, 2012.
(8)	Previously furnished as a Report on Form 6-K with the SEC on March 21, 2013.
(9)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 and filed with the SEC on February 5, 2013.
(10)	Previously furnished as a Report on Form 6-K with the SEC on August 26, 2014.
(11)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2013 and filed with the SEC on February 18, 2014.
(12) (13)	Previously furnished as a Report on Form 6-K with the SEC on July 29, 2014. Previously filed as Exhibit II to a Current Report on Form 6-K with the SEC on September 12, 2017
(14)	Previously filed as an exhibit to Capital Product Partners L.P.’s Annual Report on Form 20-F for the year ended December 31, 2017 and filed with the SEC on March 5, 2018.
(15)	Previously furnished as Exhibit 2.1 to a Report on Form 6-K with the SEC on November 30, 2018.
(16)	Previously furnished as Exhibit I to a Report on Form 6-K with the SEC on March 14, 2019.
(17)	Previously furnished as Exhibit 99.2 to a Report on Form 6-K with the SEC on April 1, 2019.
(18) (19)

Previously filed as Exhibit 10.1 to a registration statement on Form F-3 with the SEC on October 25, 2019.

Previously filed as an exhibit to Capital Product Partners L.P.’s Annual Report on Form 20-F for the year ended December 31, 2019 and filed with the SEC on February 28, 2020

*	Furnished only and not filed
**	Amendments No. 1-8 and 10-30 to the Floating Rate Management Agreement are substantially identical to, or superseded by, Amendment No. 33.
***	Certain information has been redacted from this exhibit pursuant to Item 4 of the Instructions as to Exhibits of Form 20-F because it is both not material and is the type that the registrant treats as private or confidential. The registrant hereby agrees to furnish an unredacted copy of the exhibit and its materiality and privacy or confidentiality analyses to the SEC upon request.

- 93 -	Table of Contents

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner
By:	/s/ Gerasimos (Jerry) Kalogiratos
Name:	Gerasimos (Jerry) Kalogiratos
Title:	Chief Executive Officer of Capital GP L.L.C.

Dated: April 27, 2021

- 94 -	Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of

Capital Product Partners L.P.

Majuro, Republic of the Marshall Islands.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Capital Product Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income/(loss), changes in partners’ capital, and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2021 expressed an unqualified opinion on the Partnership’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Vessel Impairment – Future Charter Rates – Refer to Note 2 of the consolidated financial statements.

Critical Audit Matter Description

The Partnership’s evaluation of its vessels for impairment involves an initial assessment of each vessel to determine whether events or changes in circumstances exist that may indicate that the carrying amount of the vessel is greater than its fair value and may no longer believed to be recoverable. Total vessels as of December 31, 2020, were $712.2 million.

If indicators of impairment exist for a vessel, the Partnership determines the recoverable amount by estimating the undiscounted future cash flows associated with the vessel. If the carrying value of the vessel, including any related intangible assets and liabilities, exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. In developing estimates of future cash flows, the Partnership makes various assumptions including future charter rates which are the most sensitive. These future charter rates assumptions reflect the rates currently in effect for the duration of the current charters. For periods of time where there is no contract in place, the Partnership uses the most recent ten-year historical time charter average for the vessel class. These assumptions are based on historical trends that are in line with the Partnership’s historical performance and expectations for the vessels’ utilization under the current deployment strategy.

We identified future charter rates used in the undiscounted future cash flows analysis as a critical audit matter because of the complex judgements made by management to estimate future charter rates and the significant impact they have on undiscounted cash flows expected to be generated over the remaining useful life of the vessels.

This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s projected charter rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future charter rates utilized in the undiscounted future cash flows included the following among others:

•	We tested the effectiveness of controls over management’s review of the impairment analysis, including the future charter rates used within the undiscounted future cash flows analysis.
•	We evaluated the reasonableness of the Partnership’s estimate of future charter rates by assessing the Partnership’s methods to develop the estimate of future charter rates and by comparing the future charter rates utilized in the undiscounted future cash flow analysis to (1) the Partnership’s historical rates, (2) historical rate information by vessel class published by third parties and (3) other external market sources, including analysts’ reports and prospective market outlook.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

April 27, 2021

We have served as the Company’s auditor since 2006

F- 1

Capital Product Partners L.P.

Consolidated Balance Sheets

(In thousands of United States Dollars, except number of units)

	As of December 31, 2020	As of December 31, 2019
Assets
Current assets
Cash and cash equivalents	$47,336	$57,964
Trade accounts receivable	2,855	2,690
Prepayments and other assets	3,314	2,736
Inventories	3,528	1,471
Claims	746	1,085
Total current assets	57,779	65,946
Fixed assets
Vessels, net (Note 6)	712,197	576,891
Total fixed assets	712,197	576,891
Other non-current assets
Above market acquired charters (Note 7)	34,579	46,275
Deferred charges, net	6,001	3,563
Restricted cash (Note 8)	7,000	5,500
Prepayments and other assets	4,642	5,287
Total non-current assets	764,419	637,516
Total assets	$822,198	$703,462
Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net (Note 8)	$35,810	$26,997
Trade accounts payable	9,029	12,501
Due to related parties (Note 5)	3,257	5,256
Accrued liabilities (Note 10)	10,689	16,156
Deferred revenue, current	2,821	3,826
Total current liabilities	61,606	64,736
Long-term liabilities
Long-term debt, net (Note 8)	338,514	231,989
Total long-term liabilities	338,514	231,989
Total liabilities	$400,120	$296,725
Commitments and contingencies (Note 16)	—	—
Partners’ capital
General Partner	8,816	8,572
Limited Partners - Common (18,623,100 and 18,178,100 units issued and outstanding at December 31, 2020 and 2019)	413,262	398,165
Total partners’ capital	422,078	406,737
Total liabilities and partners’ capital	$822,198	$703,462

The accompanying notes are an integral part of these consolidated financial statements.

F- 2

Capital Product Partners L.P.

Consolidated Statements of Comprehensive Income / (Loss)

(In thousands of United States Dollars except number of units and net income / (loss) per unit)

	For the years ended December 31,
	2020	2019	2018
Revenues (Note 4)	$140,865	$108,374	$116,894
Revenues – related party (Notes 4, 5)	—	—	701
Total Revenues	140,865	108,374	117,595
Expenses:
Voyage expenses (Note 11)	6,301	2,930	9,113
Vessel operating expenses (Note 11)	33,745	26,632	26,427
Vessel operating expenses - related parties (Notes 5, 11)	4,976	3,917	4,221
General and administrative expenses (Notes 5, 14)	7,195	5,502	5,713
Vessel depreciation and amortization (Note 6)	41,405	29,261	32,813
Impairment of vessel	—	—	28,805
Operating income	47,243	40,132	10,503
Other income / (expense), net:
Interest expense and finance cost (Note 8)	(16,741)	(17,036)	(18,964)
Other (expense) / income	(135)	1,325	850
Total other expense, net	(16,876)	(15,711)	(18,114)
Partnership’s net income / (loss) from continuing operations attributable to:	$30,367	$24,421	$(7,611)
Preferred unit holders’ interest in Partnership’s net income from continuing operations (Notes 13, 15)	$—	$2,652	$11,101
Deemed dividend to preferred unit holders’ (Note 13)	$—	$9,119	$—
General Partner’s interest in Partnership’s net income / (loss) from continuing operations (Note 15)	$558	$236	$(352)
Common unit holders’ interest in Partnership’s net income / (loss) from continuing operations (Note 15)	$29,809	$12,414	$(18,360)
Partnership’s net (loss) / income from discontinued operations (Note 3)	$—	$(146,876)	$7,507
Total Partnership’s comprehensive income / (loss)	$30,367	$(122,455)	$(104)
Net income / (loss) from continuing operations per (Note 15):
• Common unit, basic and diluted (adjusted for the March 2019 Reverse Split)	$1.60	$0.68	$(1.01)
Weighted-average units outstanding:
• Common units, basic and diluted (adjusted for the March 2019 Reverse Split)	18,194,186	18,178,144	18,100,455
Net (loss) / income from discontinued operations per:
• Common unit, basic and diluted (adjusted for the March 2019 Reverse Split)	$—	$(7.93)	$0.41
Weighted-average units outstanding:
• Common units, basic and diluted (adjusted for the March 2019 Reverse Split)	18,194,186	18,178,144	18,100,455
Net income / (loss) from operations per:
• Common unit, basic and diluted (adjusted for the March 2019 Reverse Split)	$1.60	$(7.25)	$(0.60)
Weighted-average units outstanding:
• Common units, basic and diluted (adjusted for the March 2019 Reverse Split)	18,194,186	18,178,144	18,100,455

The accompanying notes are an integral part of these consolidated financial statements.

F- 3

Capital Product Partners L.P.

Consolidated Statements of Changes in Partners’ Capital

(In thousands of United States Dollars)

	General Partner	Common Unitholders	Preferred Unitholders	Total
Balance at January 1, 2018	$16,427	$806,472	$110,506	$933,405
Distributions declared and paid (distributions of $ 2.24 per common unit (adjusted for the March 2019 Reverse Split) and $ 0.86 per preferred unit)	(780)	(40,719)	(11,101)	(52,600)
Partnership’s net (loss) / income	(211)	(10,994)	11,101	(104)
Equity compensation expense (Note 14)	—	613	—	613
Balance at December 31, 2018	$15,436	$755,372	$110,506	$881,314
Distributions declared / paid (distributions of $ 1.26 per common unit (adjusted for the March 2019 Reverse Split) and $ 0.42 per preferred unit)	(440)	(22,904)	(5,427)	(28,771)
Partnership’s net (loss) / income	(2,339)	(122,768)	2,652	(122,455)
Deemed dividend to preferred unit holders’ (Note 13)	(171)	(8,948)	9,119	—

Distribution of Diamond S Shipping Inc. stock to Partnership’s unitholders (Note 1)	(3,914)	(203,494)	—	(207,408)
Redemption of Class B Convertible Preferred Units (Notes 1, 13)	—	—	(116,850)	(116,850)
Equity compensation expense (Note 14)	—	907	—	907
Balance at December 31, 2019	$8,572	$398,165	$—	$406,737
Distributions declared / paid (distributions of $ 0.90 per common unit)	(314)	(16,761)	—	(17,075)
Partnership’s net income	558	29,809	—	30,367
Equity compensation expense (Note 14)	—	2,049	—	2,049
Balance at December 31, 2020	$8,816	$413,262	$—	$422,078

 The accompanying notes are an integral part of these consolidated financial statements.

F- 4

Capital Product Partners L.P.

Consolidated Statements of Cash flows

(In thousands of United States Dollars)

	For the years ended December 31,
	2020	2019	2018
Cash flows from operating activities of continuing operations:
Net income / (loss) from continuing operations	$30,367	$24,421	$(7,611)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities of continuing operations:
Vessel depreciation and amortization (Note 6)	41,405	29,261	32,813
Amortization and write off of deferred financing costs	3,047	1,096	1,359
Amortization of above market acquired charters (Note 7)	11,696	14,380	14,380
Equity compensation expense (Note 14)	2,049	907	613
Impairment of vessel	—	—	28,805
Changes in operating assets and liabilities:
Trade accounts receivable	(165)	13,436	(11,354)
Prepayments and other assets	(1,384)	(1,195)	855
Inventories	(2,057)	45	1,147
Claims	339	(1,085)	—
Trade accounts payable	3,779	(9,406)	4,074
Due to related parties	(1,999)	(12,486)	3,508
Accrued liabilities	684	(9,558)	1,648
Deferred revenue	(1,005)	(3,585)	(10,059)
Dry docking costs paid	(6,074)	(954)	-
Net cash provided by operating activities of continuing operations	$80,682	$45,277	$60,178
Cash flows from investing activities of continuing operations:
Vessel acquisitions and improvements including time charter agreements (Note 6)	(185,247)	(6,519)	(2,428)
Net proceeds from sale of vessels	—	—	39,789
Net cash (used in) / provided by investing activities of continuing operations	$(185,247)	$(6,519)	$37,361
Cash flows from financing activities of continuing operations:
Proceeds from long-term debt (Note 8)	270,850	—	—
Payments of long-term debt (Note 8)	(153,573)	(32,733)	(55,283)
Deferred financing costs paid	(4,765)	(788)	(72)
Redemption of Class B unit holders (Note 13)	-	(116,850)	-
Dividends paid (Note 13)	(17,075)	(28,771)	(52,600)
Net cash provided by / (used in) financing activities of continuing operations	$95,437	$(179,142)	$(107,955)
Net decrease in cash, cash equivalents and restricted cash from continuing operations	$(9,128)	$(140,384)	$(10,416)
Cash flows from discontinued operations
Operating activities	—	8,905	37,712
Investing activities	—	(1,484)	(41,837)
Financing activities	—	158,228	(18,557)
Net increase / (decrease) in cash, cash equivalents and restricted cash from discontinued operations	$—	$165,649	$(22,682)
Net (decrease) / increase in cash, cash equivalents and restricted cash	$(9,128)	$25,265	$(33,098)
Cash, cash equivalents and restricted cash at the beginning of the year	$63,464	$38,199	$71,297
Cash, cash equivalents and restricted cash at the end of the year	$54,336	$63,464	$38,199
Supplemental cash flow information
Cash paid for interest	$15,347	$20,138	$24,952
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	$2,507	$15,004	$547
Capitalized dry docking costs included in liabilities	$1,649	$2,560	$480
Deferred financing costs included in liabilities	6	—	—
Assumption of loans regarding the acquisition of the shares of the companies owning the M/T Aristaios and the M/T Anikitos included in discontinued operations	$—	$—	$43,958
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$47,336	$57,964	$21,203
Restricted cash - Non-current assets	$7,000	$5,500	$16,996
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$54,336	$63,464	$38,199

The accompanying notes are an integral part of these consolidated financial statements.

F- 5	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

1. Basis of Presentation and General Information

Capital Product Partners, L.P. was formed on January 16, 2007, under the laws of the Marshall Islands. Capital Product Partners, L.P. and its fully owned subsidiaries (collectively the “Partnership”) is an international shipping company. As of December 31, 2020, its fleet of fourteen high specification vessels consisted of thirteen Neo-Panamax container carrier vessels and one Cape-size bulk carrier. Its vessels are capable of carrying a wide range of dry cargoes, as well as containerized goods under short-term voyage charters and medium to long-term time charters.

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

(d) Immediately following the distribution, there was a series of mergers as a result of which Diamond S would acquire the business and operations of DSS (the “combination”). In the combination, Diamond S issued additional shares of Diamond S common stock to DSS in such amount as to reflect the relative net asset values of the respective businesses and the agreed implied premium on the net asset value of the Crude and Product tanker business; and

(e) DSS entered into several firm commitments for a syndicated five year term loan and revolving credit facility of up to $360,000 with a syndicate of global shipping banks, and agreed to turn over net proceeds in such amount to partially prepay a portion of the loans outstanding under the Partnership’s existing credit facilities, redeem the Partnership’s Class B Units and fund transaction expenses.

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

F- 6	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

The consolidated financial statements include Capital Product Partners, L.P. and the following wholly owned subsidiaries which were all incorporated or formed under the laws of the Marshall Islands and Liberia.

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	Deadweight “DWT”	Date acquired by the Partnership	Date acquired by Capital Maritime & Trading Corp. (“CMTC”)
Continuing Operations
Capital Product Operating LLC	01/16/2007	—	—	—	—
Crude Carriers Corp.	10/29/2009	—	—	09/30/2011	—
Crude Carriers Operating Corp.	01/21/2010	—	—	09/30/2011	—
Patroklos Marine Corp.	06/17/2008	M/V Cape Agamemnon	179,221	06/09/2011	01/25/2011
Agamemnon Container Carrier Corp.	04/19/2012	M/V Agamemnon	108,892	12/22/2012	06/28/2012
Archimidis Container Carrier Corp.	04/19/2012	M/V Archimidis	108,892	12/22/2012	06/22/2012
Anax Container Carrier S.A.	04/08/2011	M/V Hyundai Prestige	63,010	09/11/2013	02/19/2013
Hercules Container Carrier S.A.	04/08/2011	M/V Hyundai Premium	63,010	03/20/2013	03/11/2013
Iason Container Carrier S.A.	04/08/2011	M/V Hyundai Paramount	63,010	03/27/2013	03/27/2013
Thiseas Container Carrier S.A.	04/08/2011	M/V Hyundai Privilege	63,010	09/11/2013	05/31/2013
Cronus Container Carrier S.A.	07/19/2011	M/V Hyundai Platinum	63,010	09/11/2013	06/14/2013
Dias Container Carrier S.A.	05/16/2013	M/V Akadimos (ex CMA CGM Amazon)	115,534	06/10/2015	06/10/2015
Poseidon Container Carrier S.A.	05/16/2013	M/V Adonis (ex CMA CGM Uruguay)	115,639	09/18/2015	09/18/2015
Atrotos Container Carrier S.A.	10/25/2013	M/V CMA CGM Magdalena	115,639	02/26/2016	02/26/2016
Deka Container Carrier S.A.	03/28/2017	M/V Athenian	118,835	01/22/2020	04/28/2017
Jupiter Container Carrier S.A.	03/28/2017	M/V Athos	118,888	01/23/2020	05/19/2017
Nikitis Container Carrier S.A.	03/28/2017	M/V Aristomenis	118,712	01/23/2020	06/27/2017
Aenaos Product Carrier S.A.	10/16/2013	M/T Aristotelis (1)	51,604	11/28/2013	—
Baymont Enterprises Incorporated	05/29/2007	M/T Amore Mio (1)	159,982	03/27/2008	07/31/2007
Ross Shipmanagement Co.	12/29/2003	M/T Attikos (2)	12,000	09/24/2007	01/20/2005
Forbes Maritime Co.	02/03/2004	M/T Aristofanis (2)	12,000	04/30/2008	06/02/2005
Mango Finance Corp.	07/14/2006	M/T Agamemnon II (2)	51,238	04/07/2009	11/24/2008
Miltiadis M II Corp.	08/28/2012	—	—	—	—
(1)	Vessels were disposed in 2018.
(2)	Vessels were disposed prior to 2018.

F- 7	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	Deadweight “DWT”	Date acquired by the Partnership	Date acquired by Capital Maritime & Trading Corp. (“CMTC”)
Discontinued Operations (Companies part of the Crude and Product tanker business which were spun-off on March 27, 2019)
Shipping Rider Co.	09/16/2003	M/T Atlantas II	36,760	04/04/2007	04/26/2006
Canvey Shipmanagement Co.	03/18/2004	M/T Assos	47,872	08/16/2010 04/04/2007	05/17/2006
Centurion Navigation Limited	08/27/2003	M/T Aktoras	36,759	04/04/2007	07/12/2006
Polarwind Maritime S.A.	10/10/2003	M/T Agisilaos	36,760	04/04/2007	08/16/2006
Carnation Shipping Company	11/10/2003	M/T Arionas	36,725	04/04/2007	11/02/2006
Apollonas Shipping Company	02/10/2004	M/T Avax	47,834	04/04/2007	01/12/2007
Tempest Maritime Inc.	09/12/2003	M/T Aiolos	36,725	04/04/2007	03/02/2007
Iraklitos Shipping Company	02/10/2004	M/T Axios	47,872	04/04/2007	02/28/2007
Epicurus Shipping Company	02/11/2004	M/T Atrotos	47,786	03/01/2010 05/08/2007	05/08/2007
Laredo Maritime Inc.	02/03/2004	M/T Akeraios	47,781	07/13/2007	07/13/2007
Lorenzo Shipmanagement Inc.	05/26/2004	M/T Apostolos	47,782	09/20/2007	09/20/2007
Splendor Shipholding S.A.	07/08/2004	M/T Anemos I	47,782	09/28/2007	09/28/2007
Sorrel Shipmanagement Inc.	02/07/2006	M/T Alexandros II	51,258	01/29/2008	01/29/2008
Wind Dancer Shipping Inc.	02/07/2006	M/T Aristotelis II	51,226	06/17/2008	06/17/2008
Belerion Maritime Co.	01/24/2006	M/T Aris II	51,218	08/20/2008	08/20/2008
Navarro International S.A.	07/14/2006	M/T Ayrton II	51,260	04/13/2009	04/10/2009
Adrian Shipholding Inc.	06/22/2004	M/T Alkiviadis	36,721	06/30/2010	03/29/2006
Cooper Consultants Co. renamed to Miltiadis M II Carriers Corp.	04/06/2006	M/T Miltiadis M II	162,397	09/30/2011	04/26/2006
Amoureux Carriers Corp.	04/14/2010	M/T Amoureux	149,993	09/30/2011	—
Aias Carriers Corp.	04/14/2010	M/T Aias	150,393	09/30/2011	—
Isiodos Product Carrier S.A.	05/31/2013	M/T Active	50,136	03/31/2015	03/31/2015
Titanas Product Carrier S.A.	05/31/2013	M/T Amadeus	50,108	06/30/2015	06/30/2015
Filonikis Product Carrier S.A.	05/31/2013	M/T Amor	49,999	10/24/2016	09/30/2015
Asterias Crude Carrier S.A.	07/13/2015	M/T Aristaios	113,689	01/17/2018	01/10/2017
Iason Product Carrier S.A.	08/28/2013	M/T Anikitos	50,082	05/04/2018	06/21/2016
Athena SpinCo Inc.*	11/14/2018	—	—	__	__
Athena MergerCo 1 Inc. *	11/14/2018	—	—	__	__
Athena MergerCo 2 Inc. *	11/14/2018	—	—	__	__
Athena MergerCo 3 LLC. *	11/14/2018	—	—	__	__
Athena MergerCo 4 LLC *	11/14/2018	—	—	__	__

*	Companies established for the purpose of the agreement between the Partnership and DSS.

F- 8	Table of Contents

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

(c) Accounting for Revenue, Voyage and Operating Expenses: The Partnership generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered on time or voyage charters.   The time charter contracts are considered operating leases and therefore fall under the scope of Accounting Standard Codification (“ASC”) 842 and the voyage charter contracts fall under the scope of ASC 606.

Time charters contracts

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. A time charter generally provides typical warranties and owner protective restrictions. The performance obligations in a time charter are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the owner of the vessel. The time charter contracts are considered operating leases because (i) the vessel is an identifiable asset (ii) the owner of the vessel does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Revenues from time charters are recognized ratably on a straight line basis over the period of the respective charter. Under time charter agreements, all voyages expenses, except commissions are assumed by the charterer. Operating costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants are paid by the Partnership under time charter agreements.

The transition guidance associated with ASC 842 allows for certain practical expedients to the lessors. The Partnership elected to not separate the lease and non-lease components included in the time charter revenue because the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same and the lease component, if accounted for separately, would be classified as an operating lease. The daily hire rate represents the hire rate for a time charter as well as the compensation for expenses for operating and maintaining the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants. Both the lease and non-lease components are earned by passage of time. The Partnership adopted ASC 842 for the reporting period commencing on January 1, 2019 using the modified retrospective method and elected the practical expedients under Accounting Standards Update (“ASU”) 2018-11 for the vessels under time charter agreements. Furthermore, the Partnership applied the transition provisions of ASU 2016-02 at its adoption date, rather than the earliest comparative period presented in the financial statements, as permitted by ASU 2018-11. The nature of the lease component and non-lease component that were combined as a result of applying the practical expedient are the contract for the hire of a vessel and the fees for operating and maintaining the vessel respectively. The lease component is the predominant component and the Partnership accounts for the combined component as an operating lease in accordance with Topic 842. The Partnership applied topic 842 with no significant impact on its financial statements and as a result no adjustment was posted in the Partnership’s opening retained earnings as of January 1, 2019.

F- 9	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

Voyage charters contracts

A voyage charter is a contract in which the vessel owner undertakes to transport a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. The Partnership accounts for a voyage charter when all the following criteria are met: (1) the parties to the contract have approved the contract in the form of a written charter agreement and are committed to perform their respective obligations, (2) the Partnership can identify each party’s rights regarding the services to be transferred, (3) the Partnership can identify the payment terms for the services to be transferred, (4) the charter agreement has commercial substance (that is, the risk, timing, or amount of the Partnership’s future cash flows is expected to change as a result of the contract) and (5) it is probable that the Partnership will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Partnership determined that its voyage charters consist of a single performance obligation which is met evenly as the voyage progresses and begin to be satisfied once the vessel is ready to load the cargo. The voyage charter party agreement generally has a demurrage clause according to which the charterer reimburses the vessel owner for any potential delays exceeding the allowed lay-time as per the charter party clause at the ports visited which is recorded as demurrage revenue. Demurrage revenues are recognized starting from the point that is determined that the amount can be estimated and its collection is probable and on a straight line basis until the end of the voyage. Revenues from voyage charters are recognized on a straight line basis over the voyage duration which commences once the vessel is ready to load the cargo and terminates upon the completion of the discharge of the cargo.

In voyage charters, vessel operating and voyage expenses are paid for by the Partnership. The voyage charters are considered service contracts which fall under the provisions of ASC 606 because the Partnership retains control over the operations of the vessels such as the routes taken or the vessels’ speed.

Payment terms under voyage charters are disclosed in the relevant voyage charter agreements and generally have standard payment terms of 90% to 95% of the freight which is paid within three days after the completion of the vessel’s loading.

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

(d) Foreign Currency Transactions: The functional currency of the Partnership is the U.S. Dollar because the Partnership’s vessels operate in international shipping markets that utilize the U.S. Dollar as the functional currency. The accounting records of the Partnership are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. Dollar, are translated into the functional currency using the exchange rate at those dates. Gains or losses resulting from foreign currency transactions are included in “Other (expense) / income” in the consolidated statements of comprehensive income / (loss).

F- 10	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

(e) Cash and Cash Equivalents: The Partnership considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f) Restricted cash: For the Partnership to comply with debt covenants under its credit facilities and financing arrangements, it must maintain minimum cash deposits. Such deposits are considered by the Partnership to be restricted cash.

(g) Trade Accounts Receivable: The amount shown as trade accounts receivable primarily consists of earned revenue that has not been billed yet or that has been billed but not yet collected. At each balance sheet date all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate write off. For the year ended December 31, 2020 and 2019 the respective write off amounted to $174 and $6, respectively.

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

(j) Fixed Assets: Fixed assets consist of vessels, which are stated at cost, less accumulated depreciation. Vessel cost consists of the contract price for the vessel, any material expenses incurred during their construction (improvements and delivery expenses, on-site supervision costs incurred during the construction periods, as well as capitalized interest expense during the construction period). Certain subsequent expenditures for major improvements and regulatory requirements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Vessels acquired through acquisition of businesses are recorded at their acquisition date fair values. Vessels acquired through asset acquisitions are recorded at cost. The cost of each of the Partnership’s vessels is depreciated, beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the scrap value of the Partnership’s vessels to be $0.2 per light weight ton (LWT) and useful life to be 25 years.

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

In recent years, changing market conditions resulted in a decrease in charter rates and values of assets. The Partnership considered these market developments as indicators of potential impairment of the carrying amount of its long-lived assets. The Partnership has performed an undiscounted cash flow test based on U.S. GAAP as of December 31, 2020 and 2019, determining undiscounted projected net operating cash flows for the vessels and comparing them to the carrying values of the vessels, and any related intangible assets and liabilities. In developing estimates of future cash flows, the Partnership made assumptions about future charter rates, utilization rates, vessel operating expenses, future dry docking costs, the estimated remaining useful life of the vessels and their estimated residual value. These assumptions are based on historical trends as well as future expectations that are in line with the Partnership’s historical performance and expectations for the vessels’ utilization under the current deployment strategy. Based on these assumptions, the Partnership determined that the vessels held for use and their related intangible assets and liabilities were not impaired as of December 31, 2020 and 2019.

F- 11	Table of Contents

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

(m) Intangible assets: The Partnership records all identified tangible and intangible assets or any liabilities associated with the acquisition of a business or an asset at fair value. When a vessel or a business that owns a vessel is acquired with an existing charter agreement, the Partnership considers whether any value should be assigned to the attached charter agreement acquired. The value to be assigned to the charter agreement is based on the difference of the contractual charter rate of the agreement acquired and the prevailing market rate for a charter of equivalent duration at the time of the acquisition, determined by independent appraisers as at that date. The resulting above-market (assets) or below-market (liabilities) charters are amortized using the straight line method as a reduction or increase, respectively, to revenues over the remaining term of the charters (Note 7).

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

(q) Recent Accounting Pronouncements: In March 2020, the Financial Standard Board issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”)”. ASU 2020-04 provides temporary optional expedients and exceptions to the guidance in U.S. GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to expected market transition from LIBOR and other interbank offered rates to alternative reference rates. This ASU is effective for adoption at any time between March 12, 2020 and December 31, 2022. The Partnership is currently evaluating the impact of this adoption in its consolidated financial statements and related disclosures.

F- 12	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Discontinued Operations

The Partnership’s discontinued operations relate to the operations of Diamond S, as following the spin-off, the Partnership has no continuing involvement in this business (Note 1).

Summarized selected operating results of the Partnership’s discontinued operations for the years ended December 31, 2019 and 2018 were as follows:

Major items constituting net (loss) / income from discontinued operations
	2019*	2018
Revenues	$46,172 *	$161,659
Expenses
Voyage expenses	12,655 *	37,202
Vessel operating expenses	15,506 *	68,406
General and administrative expenses	2,564 *	—
Vessel depreciation and amortization	9,630 *	40,276
Impairment of vessels	149,578 *	—
Interest expense and finance cost	3,174 *	8,433
Other (income) / expenses	(59) *	(165)
Net (loss) / income from discontinued operations	$(146,876) *	$7,507

*	represents activity for the period from January 1, 2019 to the date of the completion of the DSS Transaction on March 27, 2019.

As the Partnership spun-off its Tanker Business on March 27, 2019, assets and liabilities contributed to the DSS Transaction are no longer included in the consolidated balance sheet as of December 31, 2019.

During 2019 the Partnership paid advances relating to the purchase of exhaust gas cleaning systems and ballast water treatment systems that would be installed to certain of its vessels that are part of Crude and Product tanker business, of $1,110.

4. Revenues from continuing operations

The following table shows the revenues from continuing operations earned from time and voyage charters contracts for the years ended December 31, 2020, 2019 and 2018:

For the years ended December 31,
	2020	2019	2018
Time charters (operating leases)	$ 137,893	$ 108,374	$ 107,923
Voyage charters	$ 2,972	$ —	$ 9,672
Total	$ 140,865	$ 108,374	$ 117,595

As of December 31, 2020, 13 of the Partnership’s vessels were employed under time charter agreements with remaining tenor ranging between 0.4 and 5.3 years. Four of these time charter agreements include extensions in charterers ’option that range between 0.6 to 2.0 years.

As of December 31, 2020 and 2019 prepayments and other assets include bunker expenses of $80 and $0, respectively, incurred between the contract date and the date of the vessel’s arrival to the load port. As of December 31, 2020 and 2019 there was no unearned revenue related to undelivered performance obligations.

5. Transactions with Related Parties

In November 2020 and August 2019 the Partnership completed the process of changing the manager of its Capesize bulk carrier, M/V Cape Agamemnon and its then ten container vessels respectively, from Capital Ship Management Corp. (“CSM”) to Capital-Executive Ship Management Corp. (“Capital-Executive”), a privately held company ultimately controlled by Mr. Miltiadis Marinakis the son of Mr. Evangelos M. Marinakis who is the chairman of the Partnership’s sponsor, Capital Maritime & Trading Corp. (“CMTC”). The agreement with Capital-Executive has the same terms and conditions of our floating fee management agreement with CSM. In January, 2020 the Partnership acquired from CMTC the shares of the companies owning the M/V Athenian, the M/V Athos and the M/V Aristomenis (Note 6). Each of these three owing companies entered into a floating fee management agreement with Capital-Executive.

F- 13	Table of Contents

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

1. Floating fee management agreements: Under the terms of these agreements the Partnership compensates its Managers for expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry docking are borne by the Partnership and not by the Managers. The Partnership also pays its Managers a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index. For the years ended December 31, 2020, 2019 and 2018 management fees under the management agreements amounted to $4,976, $3,917 and $4,221, respectively, and are included in “Vessel operating expenses – related parties” in the consolidated statements of comprehensive income / (loss).

2. Administrative and service agreements: On April 4, 2007, the Partnership entered into an administrative services agreement with CSM, pursuant to which CSM has agreed to provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT and clerical services. In addition, the Partnership reimburses CSM and CGP for reasonable costs and expenses incurred in connection with the provision of these services, after CSM submits to the Partnership an invoice for such costs and expenses together with any supporting detail that may be reasonably required. These expenses are included in “General and administrative expenses” in the consolidated statements of comprehensive income / (loss). In 2015, the Partnership entered into an executive services agreement with CGP, which was amended in 2016 and 2019, according to which CGP provides certain executive officers services for the management of the Partnership’s business as well as investor relation and corporate support services to the Partnership. For the years ended December 31, 2020, 2019 and 2018 such fees amounted to $1,880, $1,880 and $1,688, respectively, and are included in “General and administrative expenses” in the consolidated statements of comprehensive income / (loss).

Balances and transactions with related parties consisted of the following:

Consolidated Balance Sheets	As of December 31, 2020	As of December 31, 2019
Liabilities:
CSM – payments on behalf of the Partnership (a)	$1,040	$3,151
Management fee payable to CSM (b)	25	55
Capital-Executive – payments on behalf of the Partnership (a)	1,765	1,745
Management fee payable to Capital-Executive (b)	427	305
Due to related parties	$3,257	$5,256

Consolidated Statements of Comprehensive Income / (Loss)	For the years ended December 31,
	2020	2019	2018
Revenues (c)	$—	$—	$701
Vessel operating expenses	4,976	3,917	4,221
General and administrative expenses (d)	2,049	2,146	1,922

F- 14	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

(a) Managers - Payments on Behalf of the Partnership: This line item represents the amount outstanding for payments for operating and voyage expenses made by the Managers on behalf of the Partnership and its subsidiaries.

(b) Management fee payable to Managers: The amount outstanding as of December 31, 2020 and 2019 represents the management fee payable to the Managers under the management agreements between the Partnership and the Managers.

(c) Revenues: During 2020 and 2019 no charter agreement with CMTC and its subsidiaries existed. The following table includes information regarding the charter agreements included in continuing operations that were in place between the Partnership and CMTC and its subsidiaries during 2018.

Vessel Name	Time Charter (TC) in years	Commencement of Charter	Termination	Gross (Net) Daily Hire Rate
M/T Aristotelis	1.0	01/2017	03/2018	$13.8 ($13.6)

(d) General and administrative expenses: This line item mainly includes fees relating to internal audit, investor relations and consultancy fees.

6. Vessels, net

The following table presents an analysis of vessels, net:

	Vessel Cost	Accumulated depreciation	Net book value
Balance as at January 1, 2019	$ 728,923	$(142,823)	$ 586,100

Improvements	19,896	—	19,896
Depreciation for the year	—	(29,105)	(29,105)

Balance as at December 31, 2019	$ 748,819	$(171,928)	$ 576,891

Vessel acquisitions	162,600	—	162,600
Improvements	11,601	—	11,601
Depreciation for the year	—	(38,895)	(38,895)

Balance as at December 31, 2020	$ 923,020	(210,823)	712,197

All of the Partnership’s vessels as of December 31, 2020 have been provided as collateral to secure the Partnership’s credit facilities and financing arrangements (Note 8).

Vessel acquisitions

In January 2020, the Partnership entered into three separate Shares Purchase Agreements (“SPA”) with CMTC for the acquisition of the shares of the companies owning the M/V Athenian, the M/V Athos and the M/V Aristomenis for a total consideration of $162,600. The Partnership accounted for these acquisitions as acquisition of assets. The Partnership considered whether any value should be assigned to the attached charter party agreements acquired and concluded that the contracted daily charter rates were equal to the market rates on the acquisition date and therefore the total consideration was allocated to the vessels’ cost.

Improvements

Cost for improvements during the years ended December 31, 2020 and 2019 include $10,906 and $19,297, respectively, relating to the installation of exhaust gas cleaning and ballast water treatment systems.

Vessel disposal

On September 11, 2018 the Partnership entered into a Memorandum of Agreement (“MOA”) with an unrelated party for the disposal of the M/T Amore Mio II at a price of $11,150. Upon entering into the agreement the Partnership determined that the M/T Amore Mio II met the criteria to be classified as held for sale as described in note 2(i) and measured the vessel at the lower of its carrying amount and fair value less the cost associated with the sale. In this respect, the Partnership recognized an impairment charge of $28,805 in the consolidated statement of comprehensive loss for the year ended December 31, 2018, reducing the vessel’s carrying value to $10,927. The vessel was delivered to its buyer on October 15, 2018.

F- 15	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

7. Above market acquired charters

For the years ended December 31, 2020, 2019 and 2018 revenues were reduced by $11,696, $14,380 and $14,380 respectively, corresponding to the amortization of the above market acquired charters.

The following table presents an analysis of above market acquired charters:

Above market acquired charters	Book Value
Carrying amount as at January 1, 2019	$ 60,655

Amortization	$(14,380)

Carrying amount as at December 31, 2019	$ 46,275

Amortization	(11,696)

Carrying amount as at December 31, 2020	$ 34,579

As of December 31, 2020, the remaining carrying amount of unamortized above market acquired time charters was $34,579 and will be amortized in future years as follows:

For the year ending December 31,	Amount
2021	8,417
2022	8,371
2023	8,371
2024	8,326
2025	1,094

Total	$ 34,579

F- 16	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

8. Long-Term Debt

Long-term debt consists of the following credit facilities and sale and lease back agreements (the “financing arrangements”):

	Bank loans and Financing arrangements	As of December 31, 2020	As of December 31, 2019	Margin
(i)	Issued in September 2017 maturing in October 2023 (the “2017 credit facility”)	122,324	262,385	3.25%
(ii)	Issued in January 2020 maturing in January 2025 (the “2020 credit facility”)	35,920	-	2.55%
(iii)	Issued in January 2020 maturing in January 2025 (the “CMBFL financing arrangement”)	36,100	-	2.55%
(iv)	Issued in January 2020 maturing in January 2025 (the “CMBFL financing arrangement”)	36,100	-	2.55%
(v)	Issued in May 2020 maturing in May 2027 (the “ICBCFL financing arrangement”)	49,324	-	2.60%
(vi)	Issued in May 2020 maturing in May 2027 (the “ICBCFL financing arrangement”)	50,570	-	2.60%
(vii)	Issued in May 2020 maturing in May 2027 (the “ICBCFL financing arrangement”)	49,324	-	2.60%
	Total long-term debt	$379,662	$262,385
	Less: Deferred loans and financing arrangements issuance costs	5,338	3,399
	Total long-term debt, net	$374,324	$258,986
	Less: Current portion of long-term debt	37,210	29,145
	Add: Current portion of deferred loans and financing arrangements issuance costs	1,400	2,148
	Long-term debt, net	$338,514	$231,989

On January 17, 2020 the Partnership entered into a new term loan facility (ii) of up to $38,500, for the purpose of partially financing the acquisition of the shares of the company owning the M/V Athenian (Note 6). The full amount of the facility was drawn on January 22, 2020 and is payable in 20 consecutive quarterly installments of $860 beginning three months after the drawdown date plus a balloon payment of $21,300 payable together with the last quarterly installment due in January 2025. The loan facility bears interest at Libor plus a margin of 2.55%.

On January 20, 2020, the Partnership entered into two separate agreements (iii) and (iv), for the sale and lease back of the vessels M/V Athos and M/V Aristomenis (Note 6) with CMB Financial Leasing Co., Ltd, (“CMBFL”) for up to $38,500 each. The lease agreements have a duration of five years, bear an interest at Libor plus a margin of 2.55% and include a purchase option for the Partnership to acquire each vessel on expiration of the lease at the predetermined price of $22,500 or pay the amount of $7,500 to CMBFL, if the option is not exercised. In addition, the Partnership has various purchase options commencing from the first year anniversary of the lease. The full amounts were drawn down on January 23, 2020. The transaction was classified as a financing arrangement at the commencement of the lease since the existence of various purchase options retained by the Partnership commencing from the first year anniversary, including the option to acquire the vessel at expiration at predetermined price, precludes the transfer of control over the vessel to CMBFL for the transaction to qualify as sale.

On May 27, 2020 the Partnership drew down the total amount of $155,350 pursuant to three separate agreements entered into in May 2020 with ICBC Financial Leasing Co., Ltd. (“ICBCFL”) (v), (vi) and (vii), for the sale and lease back of three vessels previously under the 2017 credit facility (the “Re-financing”), namely the M/V Akadimos, the CMA CGM Uruguay and the CMA CGM Magdalena, and fully repaid the then outstanding balance relating to these three vessels under the 2017 credit facility amounting to $116,515. The leases have a duration of seven years, bear interest at Libor plus a margin of 2.60% and include mandatory purchase obligation for the Partnership to repurchase the vessels on expiration at the predetermined price of $77,700 in total. The current portion of long-term debt, as of December 31, 2019 presented in the above table, has been adjusted to include the effect of the Re-financing with ICBFL. The transaction was classified as a financing arrangement at the commencement of the lease since it includes the obligation to acquire the vessel at expiration at predetermined price which precludes the transfer of control over the vessel to ICBCFL for the transaction to qualify as sale.

In connection with the DSS Transaction (Note 1), the Partnership during 2019 prepaid an amount of $89,298 under the 2017 credit facility and fully repaid all amounts outstanding under the 2015 credit facility and the Aristaios credit facility. The aggregate amounts repaid were $146,517 plus accrued interest and breakage costs. The Partnership presents interest expense and amortization of deferred loan issuance costs for the years ended December 31, 2019 and 2018 relating to the Tanker Business contributed in the DSS Transaction within discontinued operations (Note 3).

F- 17	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

In March 2019, in connection with the DSS Transaction (Note 1), the Partnership entered into a Deed of Amendment and Restatement agreement with its 2017 credit facility lenders. According to this agreement, the amended 2017 credit facility was payable in 19 equal quarterly installments of $7,703 beginning in April 2019 in addition to a balloon installment of $139,130, payable together with the final quarterly installment in the fourth quarter of 2023. Following the repayment and the Re-financing with ICBFL in May 2020, as described above, the 2017 credit facility is payable in 14 equal quarterly installments of $4,069 starting in July 2020 in addition to a balloon installment of $73,493 payable together with the final quarterly installment in the fourth quarter of 2023. All other terms and conditions remained unchanged.

During the year ended December 31, 2020 and 2019 the Partnership repaid the amount of $37,058 and $32,733, respectively, in line with the amortization schedule of its credit facilities and financing arrangements.

The Partnership’s credit facilities and financing arrangements contain customary ship finance covenants, including restrictions on changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness and the mortgaging of vessels and requirements such as that the ratio of EBITDA to net interest expenses to be no less than 2:1, a minimum cash requirement of $500 per vessel, that the ratio of net total indebtedness to the total assets of the Partnership adjusted for the market value of the fleet not to exceed 0.75:1. The Partnership’s credit facilities and financing arrangements also contain a collateral maintenance requirement under which the aggregate fair market value of the collateral vessels should not be less than 125% of the outstanding amounts under the 2017 credit facility, the ICBCFL financing arrangement and the 2020 credit facility, and 120% of the outstanding amount under the CMBFL financing arrangements. Also the vessel-owning companies may pay dividends or make distributions only when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. As of December 31, 2020 and 2019 the Partnership was in compliance with all financial covenants.

The credit facilities and financing arrangements include a general assignment of the earnings, insurances and requisition compensation of the respective collateral vessel or vessels. They also require additional security, such as pledge and charge on current accounts and mortgage interest insurance.

As of December 31, 2020, there were no undrawn amounts under the Partnership’s credit facilities and financing arrangements.

For the years ended December 31, 2020, 2019 and 2018, the Partnership recorded interest expense from continuing operations of $13,761, $15,836 and $17,422 respectively, which is included in “Interest expense and finance cost” in the consolidated statements of comprehensive income / (loss). For the years ended December 31, 2020, 2019 and 2018 the weighted average interest on the Partnership’s long term debt was 3.6%, 5.7% and 5.4% respectively.

The required annual payments to be made subsequently to December 31, 2020 are as follows:

For the year ending December 31,	Amount
2021	37,210
2022	37,210
2023	110,703
2024	20,933
2025	79,853
Thereafter	93,753

Total	379,662

F- 18	Table of Contents

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

The carrying value of cash and cash equivalents and restricted cash, which are considered Level 1 items as they represent liquid assets with short-term maturities, trade receivables, amounts due to related parties, trade accounts payable and accrued liabilities approximates their fair value. The fair value of long-term variable rate bank loans approximates the recorded value, due to its variable interest being the LIBOR and due to the fact the lenders have the ability to pass on their funding cost to the Partnership under certain circumstances, which reflects their current assessed risk. We believe the terms of our loans are similar to those that could be procured as of December 31, 2020. LIBOR rates are observable at commonly quoted intervals for the full term of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy.

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

10. Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31,
	2020	2019
Accrued loan interest and loan fees	$ 1,817	$ 3,403
Accrued operating expenses	4,953	5,339
Accrued capitalized expenses	1,350	4,263
Accrued voyage expenses and commissions	1,577	1,356
Accrued general and administrative expenses	992	1,795

Total	$ 10,689	$ 16,156

F- 19	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

11. Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses consist of the following:

	For the years ended December 31,
	2020	2019	2018
Voyage expenses:
Commissions	$ 2,809	$ 1,952	$ 2,171
Bunkers	1,349	89	4,360
Port expenses	624	4	2,217
Other	1,519	885	365

Total	$ 6,301	$ 2,930	$ 9,113

Vessel operating expenses:
Crew costs and related costs	$ 16,624	$ 13,375	$ 14,794
Insurance expense	2,388	1,796	2,112
Spares, repairs, maintenance and other expenses	8,836	5,001	4,396
Stores and lubricants	4,593	3,251	3,451
Management fees (Note 5)	4,976	3,917	4,221
Other operating expenses	1,304	3,209	1,674

Total	$ 38,721	$ 30,549	$ 30,648

12. Income Taxes

Under the laws of the Marshall Islands and Liberia, the countries in which the vessel-owning subsidiaries were incorporated, these companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes in the country in which the vessels are registered and managed from, and such taxes have been included in “Vessel operating expenses” in the consolidated statements of comprehensive income / (loss).

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

Each of the jurisdictions where the Partnership’s vessel-owning subsidiaries are incorporated grants an “equivalent exemption” to United States corporations with respect to each type of shipping income earned by the Partnership’s vessel-owning subsidiaries. Additionally, our units are only traded on the Nasdaq Global Market, which is considered to be established securities market. The Partnership has satisfied the Publicly-Traded Test for the years ended December 31, 2020, 2019 and 2018 and the vessel-owning subsidiaries are exempt from United States federal income taxation with respect to U.S.-source shipping income.

F- 20	Table of Contents

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

General Partner Interest and IDRs: The general partner has a 1.84% interest in the Partnership and holds the IDRs. In accordance with Section 5.2(b) of the Partnership Agreement, upon the issuance of additional units by the Partnership, the general partner may elect to make a contribution to the Partnership to maintain its general partner interest.

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

Following the 2014’s annual general meeting, CGP unilaterally notified the Partnership that it has decided to waive its rights to receive quarterly incentive distributions between $1.6975 and $1.75. This waiver effectively increases the First Target Distribution and the lower band of the Second Target Distribution (as referenced in the table above) from $1.6975 to $1.75.

F- 21	Table of Contents

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

F- 22	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

Common Units

During 2020, the Partnership issued the 445,000 units awarded in 2019 under its Omnibus Incentive Compensation Plan (Note 14).

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

As of December 31, 2020 and 2019 our partners’ capital included the following units:

	As of December 31, 2020	As of December 31, 2019
Common units	18,623,100	18,178,100
General partner units	348,570	348,570

Total partnership units	18,971,670	18,526,670

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

Based on the adoption of the ASU 2018-07 and its amendments and the provisions of ASC 718, the Partnership recognized the cost of the 2019 amended plan based on its estimated fair value on the grant date for both the Employees and Non-Employees awards.

F- 23	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

There were no forfeitures of awards during the year ended December 31, 2020 and 2019. The Partnership estimates the forfeitures of unvested units to be immaterial. The Partnership will, however, re-evaluate the reasonableness of its assumption at each reporting period. As of December 31, 2020 the unvested units accrued $372 of distributions.

For the years ended December 31, 2020, 2019 and 2018 the equity compensation expense included in “General and administrative expenses” in the consolidated statements of comprehensive income / (loss) was $2,049, $907 and $613, respectively. As of December 31, 2020 the total compensation cost related to non-vested awards was $2,043 and is expected to be recognized over the next year. As of December 31, 2020 the fair value of the vested common units was $261 based on a price of $8.12 per common unit. The Partnership uses the straight-line method to recognize the cost of the awards.

The following table contains details of our plan:

	Equity compensation plan
Unvested Units	Units	Amount
Unvested on January 1, 2019	-	$ -
Granted	445,000	$ 4,997
Vested	(16,042)	(180)
Unvested on December 31, 2019	428,958	$ 4,817
Vested	(16,042)	(180)
Unvested on December 31, 2020	412,916	$ 4,637

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

Under the Partnership Agreement, the holder of the IDRs in the Partnership, which is currently CGP, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions (Note 13). The Partnership excluded the effect of the 12,983,333 Class B Convertible Preferred Units in calculating dilutive EPU for the years ended December 31, 2019, 2018, as they were anti-dilutive.

For the years ended December 31, 2020 and 2019, the Partnership excluded the effect of 412,916 and 428,958, respectively, unvested units under the omnibus incentive compensation plan in calculating dilutive EPU for its common unit holders as they were anti-dilutive. For the year ended December 31, 2018 the Partnership excluded the effect of 77,857 units under the omnibus incentive compensation plan which vested in December 2018 (Note 14) in calculating dilutive EPU for its common unit holders as they were anti-dilutive. The non-vested units are participating securities because they received distributions from the Partnership and these distributions do not have to be returned to the Partnership if the non-vested units are forfeited by the grantee.

Excluding the non-cash vessel’s impairment charge, as this was not distributed to the Partnership’s unit holders for the year ended December 31, 2018, the Partnership’s net income for the years ended December 31, 2020, 2019 and 2018 did not exceed the First Target Distribution Level, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’s interest in net income.

F- 24	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

The two class method used to calculate EPU from continuing operations is as follows:

BASIC AND DILUTED	2020	2019	2018
Numerators
Partnership’s net income / (loss) from continuing operations	$ 30,367	$ 24,421	$ (7,611)
Less:
Preferred unit holders’ interest in Partnership’s net income from continuing operations	-	2,652	11,101
Deemed dividend to preferred unit holders’ (Note 13)	-	9,119	-
General Partner’s interest in Partnership’s net income / (loss) from continuing operations	558	236	(352)
Partnership’s net income / (loss) from continuing operations allocable to unvested units	685	130	(103)
Common unit holders’ interest in Partnership’s net income / (loss) from continuing operations	$ 29,124	$ 12,284	$ (18,257)
Denominators
Weighted average number of common units outstanding, basic and diluted	18,194,186	18,178,144	18,100,455
Net income /(loss) from continuing operations per common unit:
Basic and Diluted	$ 1.60	$ 0.68	$ (1.01)

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

F- 25	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

Akadimos (ex CMA CGM Amazon) settlement

On 4 September 2019, one of the Partnership’s subsidiaries reached a settlement with the U.S. Department of Justice (“DOJ”) regarding the M/V Akadimos for unknown and unreported failure of shipboard staff to maintain an accurate Oil Record Book.

Under the terms of the agreement, the subsidiary pled guilty to the unknown and unreported failure of shipboard staff to maintain an accurate Oil Record Book with respect to the M/V Akadimos. The subsidiary paid a fine of $500 and was placed on probation for 30 months. If, during the term of probation, the subsidiary fails to adhere to the terms of the plea agreement, the DOJ may withdraw from the plea agreement and would be free to prosecute the subsidiary on all charges arising out of its investigation, including any charges dismissed pursuant to the terms of the plea agreement, as well as potentially other charges. In accordance with the terms of the agreement, the subsidiary has implemented an environmental compliance plan and has strictly adhered to the terms of the agreement. The Probation period will come to an end in March 2022.

Commitments

(a)	Lease Commitments: Future minimum charter hire receipts, excluding any profit share revenue that may arise, based on non-cancellable long-term time charter contracts, as of December 31, 2020 were:

Year ending December 31,	Amount
2021	129,629
2022	113,766
2023	108,807
2024	93,330
2025	37,765
Thereafter	7,357

Total	490,654

17. Subsequent Events

(a) Dividends: On January 21, 2021, the board of directors of the Partnership declared a cash distribution of $0.10 per common unit for the fourth quarter of 2020. The fourth quarter common unit cash distribution paid on February 10, 2021, to unit holders of record on February 2, 2021.

(b) Vessels acquisitions : On February 25, 2021, the Partnership acquired from CMTC three 5,089 TEU sister container vessels, namely the M/V Seattle Express, M/V Long Beach Express and M/V Fos Express, all built in 2008 at Hanjin Heavy Industries S. Korea, for a total consideration of $40,500. The vessels are employed under five year charters to HAPAG at a gross charter rate for $12,300 per day. The Partnership accounted for these acquisitions as acquisition of assets as the fair values of the vessels and the time charters attached are concentrated in a single identifiable asset. The Partnership funded the acquisition of the three vessels through a sale and lease back transaction with CMBFL for an amount of $30,030 and the remaining amount through available cash. The lease has duration of five years and will be repaid in 20 equal consecutive quarterly installments of $826 including a purchase option for the Partnership to acquire each vessel on expiration of the lease at the predetermined price of $4,505. In addition, the Partnership has various purchase options commencing from the first year anniversary of the lease. The sale and lease back arrangement bears interest at a rate of LIBOR plus 2.85%. Furthermore the Partnership entered into a sellers’ credit agreement with CMTC to defer $6,000 of the purchase price for up to five years from the delivery of the vessels (the “Sellers’ Credit”). The Sellers’ Credit bears interest at a fixed rate of 5.0% per year.

(c) Repurchase agreement: On January 25, 2021, the Partnership’s Board of Directors approved a unit repurchase program, providing the Partnership with authorization to repurchase up to $30,000 of the Partnership’s common units, effective for a period of two years. The Partnership may repurchase these units in the open market or in privately negotiated transactions, at times and prices that are considered to be appropriate by the Partnership.

(d) Vessel disposals: On April 7, 2021, the Partnership entered into a memorandum of agreement for the sale of the M/V CMA CGM Magdalena and the M/V Adonis to an unaffiliated third party for a total consideration of $195,000. Delivery of the M/V 'CMA CGM Magdalena' and the M/V Adonis to their buyer is expected in May and July/August 2021, respectively.