Form 20-F
period 2021-12-31
Capital Product Partners L.P.
filed 2022-04-27
CIK 1392326

Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from                      to

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

19,394,696 Common Units

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

YES   ☐                 NO  ☒

CAPITAL PRODUCT PARTNERS L.P.

Part III
Item 17.	Financial Statements	127
Item 18.	Financial Statements	127
Item 19.	Exhibits	127

-i-	Table of Contents

ABOUT THIS REPORT

This annual report on Form 20-F (this “Annual Report”) should be read in conjunction with our audited consolidated balance sheets as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income/(loss), changes in partners’ capital, and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes included herein (the “Financial Statements”).

In this Annual Report, unless the context otherwise requires:

•	the “Partnership”, “CPLP”, “we”,“us” or “our” refer to Capital Product Partners L.P. and, unless the context otherwise requires, its consolidated subsidiaries;

•	“CPLP PLC” refers to CPLP Shipping Holdings PLC, a public limited liability company and wholly owned subsidiary of CPLP, which issued a €150.0 million of senior unsecured bonds guaranteed by CPLP (the “Bonds”) listed on the Athens Stock Exchange in October 2021.

•	“Capital Maritime” or “CMTC” refer to Capital Maritime & Trading Corp., our sponsor;

•	“General Partner” refers to Capital GP L.L.C., our general partner;

•	the “Managers” or “Capital-Executive”, “Capital Ship Management” and “Capital Gas” refer to our managers, Capital-Executive Ship Management Corp., Capital Ship Management Corp. and Capital Gas Ship Management Corp.;

•	“financing arrangements” refers to our debt financing arrangements as well as to our sale-leaseback financing arrangements, seller’s credit agreements and the Bonds and “debt” includes indebtedness under such financing arrangements.

ACQUISITION OF SIX LNG CARRIERS AND ISSUANCE OF €150.0 MILLION OF SENIOR UNSECURED BONDS LISTED ON THE ATHENS STOCK EXCHANGE

On August 31, 2021, CPLP agreed to acquire three 174,000 cubic meter (“CBM”) latest generation X-DF liquefied natural gas carriers (“LNG/C”) from CGC Operating Corp., (“CGC Operating”), a related party for total consideration of $599.8 million comprised of (i) $147.1 million of cash on hand, (ii) the assumption of the $427.4 million of secured debt, (iii) the issuance of 1,153,846 (or $15.3 million in value) of new common units of CPLP at a premium to the trading unit price at the time of the agreement and (iv) $10.0 million of unsecured, interest free seller’s credit, (the “CGC Seller’s Credit”). The three vessels are the LNG/C Aristos I built in 2020, and the LNG/C Aristarchos and the LNG/C Aristidis I built in 2021, all three constructed at Hyundai Heavy Industries Co., Ltd (“Hyundai”). The LNG/C Aristos I and the LNG/C Aristarchos were delivered to the Partnership on September 3, 2021, while the LNG/C Aristidis I was delivered on December 16, 2021. The LNG/C Aristos I and the LNG/C Aristidis I are under long-term time charters with BP Gas Marketing Limited (“BP”), with earliest expiration in October 2023 and December 2023, respectively. The LNG/C Aristarchos is under a long-term time charter with Cheniere Marketing International LLP (“Cheniere”), which expires at the earliest in February 2025.

Furthermore, on August 31, 2021 the Partnership secured an option, which was exercised on November 4, 2021, to acquire an additional three X-DF LNG/C sister vessels for a total consideration of $623.0 million comprised of (i) $184.0 million of cash on hand and (ii) the assumption of the $439.0 million of secured debt. The three vessels are the LNG/C Attalos, the LNG/C Asklipios and the LNG/C Adamastos, all built in 2021, at Hyundai. The LNG/C Attalos and the LNG/C Asklipios were delivered to the Partnership on November 18, 2021, while the LNG/C Adamastos was delivered on November 29, 2021. The LNG/C Attalos is under a long-term time charter with BP with earliest expiration in October 2025; the LNG/C Asklipios is under a long-term time charter with Cheniere, expected to expire at the earliest in January 2025 and the LNG/C Adamastos is under a long-term time charter with Engie Energy Marketing Singapore Pte Ltd. (“Engie”), which expires at the earliest in September 2026.

1	Table of Contents

We believe that these acquisitions illustrate the continued transition of CPLP to a growth-oriented Partnership with assets in the most attractive seaborne transportation sectors. They are also an important step towards improving the environmental footprint of the Partnership and being part of the transition to carbon neutral shipping.

On October 20, 2021, the wholly owned subsidiary of the Partnership, CPLP PLC, issued €150.0 million of senior unsecured bonds listed on the Athens Exchange. The Bonds are guaranteed by CPLP, mature in October 2026 and have a coupon of 2.65%, payable semi-annually. The trading of the Bonds on the Athens Exchange commenced on October 25, 2021. The net proceeds of the Bonds offering were used to partially finance the acquisition of the LNG/C Attalos, the LNG/C Asklipios and the LNG/C Adamastos. As of the date of this Annual Report, we own a fleet of 21 vessels, consisting of 11 Neo-Panamax container carriers, three Panamax container carriers, one Cape-size Bulk carrier and six X-DF LNG carriers.

FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this Annual Report concerning our business, operations, cash flows, and financial position, including, among other things, the likelihood of our success in developing and expanding our business, include forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, financial condition and the markets in which we operate, and involve risks and uncertainties. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “might,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “likely,” “intend,” “forecast,” “believe,” “estimate,” “project,” “predict,” “propose,” “potential,” “continue,” “seek” or the negative of these terms or other comparable terminology. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flows, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this Annual Report in “Item 3. Key Information—D. Risk Factors” below. These forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

•	expectations regarding our ability to make distributions on our common units;

•	our ability to increase our cash available for distribution over time;

•	expectations regarding global economic outlook and growth;

•	expectations regarding shipping conditions and fundamentals, including the balance of supply and demand, as well as trends and conditions in the newbuild markets and scrapping of older vessels;

•	developments with regard to the COVID-19 pandemic and its impact on the global economy, international trade and shipping markets;

•	our current and future business and growth strategies and other plans and objectives for future operations;

2	Table of Contents

•	future acquisitions of vessels from Capital Maritime or third parties;

•	our continued ability to enter into medium- or long-term, fixed-rate time charters with our charterers and to re-charter our vessels as their existing charters expire at attractive rates;

•	the relationships and reputations of our Managers and our General Partner in the shipping industry;

•	the financial condition, viability and sustainability of our charterers, including their ability to meet their obligations under the terms of our charter agreements;

•	our ability to maximize the use of our vessels;

•	our ability to access debt, credit and equity markets;

•	our ability to service, refinance or repay our financing under our financing arrangements and settle our hedging arrangements;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the expected lifespan and condition of our vessels;

•	changes to the regulatory requirements applicable to the shipping industry, including, without limitation, stricter requirements adopted by international organizations and the European Union (“EU”), or by individual countries or charterers and actions taken by regulatory authorities overseeing such areas as safety and environmental compliance;

•	our ability to successfully operate exhaust gas cleaning systems (“scrubbers”) on certain or all of our vessels;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, including new environmental regulations and standards, as well as standard regulations imposed by our charterers applicable to our business;

•	the impact of heightened regulations and the actions of regulators and other government authorities, including anti-corruption laws and regulations, as well as sanctions and other governmental actions;

•	our anticipated general and administrative expenses;

•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;

•	the anticipated taxation of our partnership and distributions to our common unitholders;

•	the ability of our General Partner to retain its officers and the ability of our Managers to retain key employees; and

•	anticipated funds for liquidity needs and the sufficiency of cash flows.

3	Table of Contents

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

4	Table of Contents

Part I

Item 1.	Identity of Directors, Senior Management and Advisors.

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not Applicable.

Item 3.	Key Information.

A.	[Reserved.]

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

An investment in our securities involves a high degree of risk.

Some of the risks described below relate to the industries and the countries in which we operate as of the date of this Annual Report. Please read “Item 4. Information on the Partnership” for information on the current scope of our operations. While we currently own 21 vessels consisting of 11 neo-Panamax container vessels, three Panamax container vessels, one drybulk vessel and six LNG carriers, we may in the future re-enter the tanker market or enter into new markets. If that happens, we will be exposed to additional risks.

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

•	The ocean-going LNG, container and drybulk and LNG shipping industries are cyclical and volatile.

5	Table of Contents

•	An oversupply of LNG carrier or containership capacity may depress current charter rates and adversely affect our ability to re-charter our existing LNG carriers or containerships at profitable rates or at all.

•	A decrease in the level of export and import of goods or LNG production and exports, as a result of trade protectionism, economic sanctions, changes in commodity prices or other factors affecting global markets, could affect demand for shipping.

•	Vessel values may decrease and over time may fluctuate substantially, which may cause us to recognize losses if we sell our vessels or record impairments.

•	We may not be able to grow or to effectively manage our growth.

•	If our charterers do not fulfill their obligations to us, or if they are unable to honor their obligations, our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt may be adversely affected.

•	We currently derive a significant part of our revenues from a limited number of charterers and the loss of any charterer or charter or vessel could result in a significant loss of revenues and cash flows.

•	As our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters, comply with debt covenants or raise financing.

•	Marine transportation is inherently risky, and an incident involving significant loss of, or environmental contamination by, any of our vessels could harm our reputation and business.

RISKS RELATED TO OUR INDUSTRY

We are exposed to various risks in the ocean-going LNG, container and drybulk shipping industries, which are cyclical and volatile.

The LNG shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The LNG charter market has only recently begun to recover after experiencing a prolonged period of historically low rates. The degree of charter hire rate volatility among different types of LNG vessels has varied widely, and time charter and spot market rates for LNG vessels have in the recent past declined below operating costs of vessels.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates and profitability and demand for our vessels depends on a range of factors, including demand for the shipment of cargoes in containers. In the first half of 2020, container charter rates fell close to historical lows due to the initial impact of COVID-19 on the container industry, as international containerized trade stalled. However from the second half of 2020 onwards, change in worldwide consumer behaviour, reduced ports capacity due to social distancing and quarantine measures imposed in various counties worldwide and dislocation of container boxes and containerized trade have resulted in a rapid increase in charter rates, which ultimately reached record levels in 2021. However the recent Russia-Ukraine conflict combined with inflationary pressures across most major economies may lead to a global economic slowdown, which might in turn-+ adversely affect demand for container vessels and containerized goods.

Liner companies have experienced for the most part of the last decade a substantial downturn in container shipping activity, resulting in depressed average freight rates, which has caused financial distress at a number of liner companies, including on certain of our charterers. Currently liner companies are experiencing record high profitability due to the increased freight rates, but a drop in freight rates in the future could result in diminished profitability or losses, and could adversely impact certain of our charterers. In a number of instances in the past, charterers have not performed under, or have requested modifications of, existing time charters.

6	Table of Contents

Containership charter rates depend upon a range of factors, including changes in the supply and demand for ship capacity and changes in the supply and demand for major products transported by containerships. During 2021, demand growth in global trade had increased by 6.0%.

The drybulk shipping industry is cyclical with attendant volatility in charter rates, vessel values and profitability, with wide disparities across different classes of drybulk carriers. After reaching historical highs in mid-2008, charter hire rates for drybulk carriers have declined significantly and reached historically low levels in 2016. Capesize charter rates remained below historical averages in 2020, partly due to the COVID-19 pandemic and its impact on demand for raw materials but recovered in 2021. Our sole drybulk carrier, the M/V Cape Agamemnon is currently deployed in the spot market, which is highly volatile and which may affect our earnings and the value of that vessel. If we cannot enter into a period time charter for the M/V Cape Agamemnon on acceptable terms, we may have to continue to secure charters in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter the vessel at all.

The factors affecting the supply and demand for LNG and products shipped in containers and for LNG carriers, containerships and/or drybulk vessels are outside our control and the nature, timing, direction and degree of changes in industry conditions are difficult to predict. Some of the factors that influence demand for LNG carriers, containerships and/or drybulk vessels include:

•	the price of LNG, which may be affected, among other things, by:

o	The prices and availability of crude oil, petroleum products and natural gas, including to the extent that natural gas prices are benchmarked to the price of crude oil, which could negatively affect the economies of potential new LNG production projects.

o	the cost of natural gas derived from LNG relative to the cost of natural gas generally and the cost of alternative fuels, including renewables and coal, and the impact of increases in the cost of natural gas derived from LNG on consumption of LNG;

•	changes in the exploration, development, production or transportation of LNG, including the availability and allocation of capital by developers to new LNG projects, events that may affect the availability of sufficient financing for LNG projects and the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for LNG and increases in the production of lower cost domestic natural gas in natural gas consuming markets, which could further depress prices for natural gas in those markets;

•	changes in global production of products transported by containerships and/or drybulk vessels;

•	seaborne and other transportation patterns, including the distances over which LNGs, container and/or drybulk cargoes are transported and changes in such patterns and distances;

•	the globalization of production and manufacturing;

•	developments in international trade and in the market for exports of containerized goods and raw materials;

7	Table of Contents

•	global and regional economic and political conditions, including political and military conflicts;

•	developments in international trade including threats and/or imposition of trade tariffs;

•	any significant explosion, spill or other incident involving an LNG facility or carrier;

•	economic growth in China, India and other emerging markets, including trends in the market for imports of raw materials to such markets;

•	developments with regard to the ability of nations worldwide to contain the COVID-19 pandemic and its impact on economic activity;

•	laws and regulations, including but not limited to new taxes, environmental protection laws and other regulatory developments;

•	regional, national or international energy policies that constrain the production or consumption of hydrocarbons including natural gas;

•	currency exchange rates;

•	changes in weather patterns, including warmer winters in the northern hemisphere and lower gas demand in the traditional peak heating season and severe weather events resulting from climate change; and

•	cost of bunkers.

Some of the factors that influence the supply of LNG carriers, containerships and/or vessel capacity for drybulk carriers include the following:

•	the number of newbuild orders and deliveries, which among other factors depend upon the ability of shipyards to meet contracted delivery dates and the ability of purchasers to finance such new acquisition;

•	the extent of newbuild vessel deferrals;

•	the scrapping rate of LNG, containerships and/or drybulk vessels;

•	newbuild prices and LNG, containership and/or drybulk vessel owner access to capital to finance the construction of newbuilds;

•	charter rates and the price of steel and other raw materials;

•	changes in environmental and other regulations and standards that may limit the profitability, operations or useful life of vessels;

•	the number of LNG, containerships and/or drybulk vessels that are slow-steaming or extra slow-steaming to conserve fuel;

•	the number of LNG, containerships and/or drybulk vessels that are off-charter and the number of vessels otherwise not in service (for example, as a result of vessel casualties);

•	port and canal congestion and closures; and

•	demand for fleet renewal.

8	Table of Contents

If the charter market is depressed when time charters for our vessels expire, we may be forced to re-charter our vessels at reduced or even unprofitable rates, or we may not be able to re-charter them at all, which may reduce or eliminate our earnings or make our earnings volatile and materially and adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

We currently anticipate that the future demand for the M/V Cape Agamemnon will be dependent, among other things, upon the rate of economic growth in the global economy, including the world’s developing economies, such as China, India, Brazil and Russia, seasonal and regional changes in demand, changes in the capacity of the global drybulk vessel fleet and the sources and supply of drybulk cargo to be transported by sea. The recent hostilities between Russia and Ukraine, in addition to sanctions imposed on Russia and Belarus and certain entities and individuals in these countries may also adversely impact our business. Our business could be harmed by trade tariffs, as well as any trade embargoes or other economic sanctions by the United States or other countries against Russia and countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries. A decline in demand for commodities transported in drybulk vessels or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or repay our debt.

An oversupply of vessel capacity may prolong or depress current charter rates and adversely affect our ability to re-charter our vessels at profitable rates or at all.

Since 2014 the LNG market has been characterized by an oversupply of LNG tonnage, mainly caused by delays in new LNG capacity coming on stream and the reduced intro basin trading. In addition, following a decline in ordering of newbuildings during 2016 and 2017, ordering increased in 2018 and through 2021, driven by cyclically low shipyard prices for newbuild vessels, strengthening of charter rates and increasing expectations for long-term LNG supply and demand. The resulting overhang of tonnage in previous years caused freight rates to be depressed. In the more recent period, the market has seen strong growth in LNG production, particularly in the US, leading to a more balanced market.

From 2005 through the first quarter of 2010, the size of the containership order-book was at historically high levels. Although the container order-book declined in the subsequent years through 2020, it increased substantially to 24.3% of the existing worldwide fleet as at the end of January 2022. Deliveries of vessels ordered will significantly increase the size of the container fleet over the next two to three years. The number of drybulk vessels on order as of the start of February 2022 was estimated by market sources to be approximately 6.8% of the then-existing global drybulk fleet in dwt terms, with deliveries expected mainly during the next 24 months, although available data with regard to cancellations of existing newbuild orders or delays in newbuild deliveries are not always accurate or may not be readily available. Our sole drybulk carrier, the M/V Cape Agamemnon is currently deployed in the spot market.

An oversupply of newbuild vessels or re-chartered or idle vessel capacity entering the market, combined with any decline in the demand for LNG, containerships or drybulk vessels, may depress charter rates and may decrease our ability to re-charter our vessels other than for reduced rates or unprofitable rates or to re-charter our vessels at all, which may materially and adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

9	Table of Contents

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

In the United States, there is significant uncertainty about the future relationship between the United States and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. Any future trade barriers or restrictions on trade in the United States may trigger retaliatory actions by others, potentially resulting in a “trade war.” The United Kingdom withdrawal from the European Union on January 31, 2020 has increased the risk of trade protectionism.

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

The recent hostilities between Russia and Ukraine, in addition to sanctions imposed against Russia and Belarus and certain entities and individuals in these countries, may also adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. Our business could be harmed by trade tariffs, as well as any trade embargoes or other economic sanctions by the United States or other countries against Russia and countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries. In addition, the change in trade patterns of LNG, as a result of the conflict, might adversely affect the demand for shipping and as a consequence might impair our capacity to re-charter the vessels after the expiration of their current charters. For example the increased demand for LNG in Europe might adversely affect demand for LNG carriers, as LNG carriers will need to cover shorter distances compared to transportation of LNG to Asia.

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

10	Table of Contents

LNG, container and drybulk vessel values have been volatile over the last five years. Vessel values may decrease and over time may fluctuate substantially, which may cause us to recognize losses if we sell our LNG carriers, container vessels or the M/V Cape Agamemnon, or record impairments and affect our ability to comply with our loan covenants or refinance our debt.

The market values of LNG, drybulk and container vessels have generally experienced high volatility. LNG, container and drybulk vessel values can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic and market conditions affecting the shipping industry (including the level of worldwide LNG production and exports);

•	reduced demand for vessels, including as a result of a substantial or extended decline in world trade;

•	supply of vessels and capacity;

•	types, sizes and ages of vessels;

•	prevailing charter rates, the need to upgrade vessels as a result of charterer requirements and the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment;

•	changes in applicable environmental or other regulations or standards, including regulations or standards which relate to the reduction of greenhouse emissions;

•	prevailing newbuild prices for similar vessels;

•	prevailing demolition prices for similar vessels;

•	availability of capital for investment in vessels, including ship finance and public equity;

•	supply of containerships in the market for sale, including mass disposals of containerships controlled by financing institutions, “fire sales” of vessels by some of our competitors or other fleet-owners that may be in distress, or commercial banks foreclosing on collateral from time to time; and

•	competition from other shipping companies and the availability of other modes of transportation.

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

11	Table of Contents

Our growth and our ability to re-charter our LNG vessels and containerships depend on, among other things, our ability to expand relationships with existing charterers and develop relationships with new charterers, for which we will face substantial competition.

The process of obtaining new long-term time charters on containerships and LNG vessels is highly competitive, generally involves an intensive screening process and competitive bids, and often extends for several months.

LNG and containership charters are awarded based upon a variety of factors related to the vessel owner, including, among other things:

•	shipping industry relationships and reputation for charterer service and safety;

•	LNG and container shipping experience and quality of vessel operations, including cost effectiveness;

•	quality and experience of seafaring crew;

•	the ability to finance LNGs and containerships at competitive rates and the vessel owner’s financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new vessels according to charterers’ specifications;

•	willingness to accept operational risks under the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

Competition for providing containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent vessel owners and indirect competition from state-sponsored and other major entities with their own fleets. Some of our competitors have significantly greater financial resources than we do and can operate larger fleets and may be able to offer better charter rates. An increasing number of marine transportation companies have entered the LNG and containership sector, including many with strong reputations and extensive resources and experience in the marine transportation industry. Furthermore, both markets are highly fragmented. Due in part to the highly fragmented market, competitors with greater resources could enter the LNG and container shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates than we are able to offer. Although we believe that no single competitor has a dominant position in the markets in which we compete, we are aware that certain competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us. This increased competition in both the LNG and containership shipping markets may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing charterers or to develop relationships with new charterers on a profitable basis, if at all, which could harm our business, financial condition, results of operations, cash flows and ability to make cash distributions and to service or refinance our debt.

12	Table of Contents

If a more active short-term or spot market develops, we may have more difficulty entering into medium- to long-term, fixed-rate time charters and our existing charterers may begin to pressure us to reduce our charter rates.

One of our principal strategies is to enter into medium- to long-term, fixed-rate time charters. Currently, three of our container vessels are chartered for less than two years and our sole drybulk vessel, the M/V Cape Agamemnon, is deployed in the spot market. Our LNG carriers are under long-term time charters expiring at the earliest in 2023 (two carriers), 2025 (three carriers), and 2026 (one carrier). On redelivery from their present charters, our vessels may operate in the short-term or spot market unless we are unable to secure long-term charters. As more vessels become available for the short-term or spot market, we may have difficulty entering into additional medium- to long-term, fixed-rate time charters for our vessels due to the increased supply of vessels and possibly lower rates in the spot market.

In recent years, global natural gas and crude oil prices have been volatile. Any decline in oil prices can depress natural gas prices and lead to a narrowing of the difference in pricing between geographic regions, which can adversely affect the length of voyages in the spot LNG shipping market and the spot rates and medium-term charter rates for charters which commence in the near future. In addition, advances in LNG carrier technology may negatively impact our ability to recharter our LNG carriers on attractive rates and may result in lower levels of utilization.

Operating vessels in the spot market or being unable to recharter vessels on long-term charters with similar or better rates may mean that our revenues and cash flows from these vessels will decline following the expiration of our current charter arrangements. These factors could have a material adverse effect on our business results or operations, cash flows and our ability to make cash distributions and service or refinance our debt. In particular, a sustained decline in our charter rates and employment opportunities could adversely affect the market value of our vessels, on which certain ratios and financial covenants with which we are required to comply are based. A significant decline in the market value of our vessels could impact our compliance with covenants in our financing arrangements and, if the values are lower at a time when we are attempting to dispose of vessels, could cause us to incur a loss.

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

13	Table of Contents

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

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

Pandemics such as the novel coronavirus (COVID-19) have, in the short to medium term, had an adverse effect on our operations and financial condition and may have unpredictable long-term effects, including on the demand and supply for LNG, container and drybulk vessels.

On March 11, 2020, the World Health Organization declared the spread of a novel coronavirus (COVID-19) to be a global pandemic. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains, created significant volatility and disruption in financial markets and increased unemployment levels. In addition, the pandemic has resulted in the imposition of various travel restrictions, health protocols and changing quarantine regimes in the countries in which we operate. These have so far translated into, among other things, increased costs and off-hire related to crewing, crew rotation and crew related expenses, higher forwarding expenses and longer lead times to delivery, as well as increased dry-docking duration and costs. While most economies have begun re-opening in varying degrees, it is impossible to predict the course the virus will take, how governments would respond to additional waves of the virus and the long-term effectiveness of vaccines against the virus. In the long run, the impact of COVID-19 on the global economy, consumer behavior, globalization and international trade remains uncertain.

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

In addition, the COVID-19 pandemic has resulted in reduced industrial activity in various countries around the world, with temporary closures of factories and other facilities such as port terminals, which led to a temporary decrease in supply of goods and congestion in warehouses and terminals. Government-mandated shutdowns in various countries have also decreased consumption of goods during certain periods, negatively affecting trade volumes and the shipping industry globally.

We expect that pandemics generally, including the COVID-19 pandemic, could affect our business in the following ways, among others:

(1)

Pandemics may reduce the demand for LNG or goods worldwide without a commensurate corresponding change in the number of vessels worldwide, thereby increasing competition and decreasing the market price for transporting LNG, containerized and drybulk products;

14	Table of Contents

(2)	Countries could impose quarantine checks and hygiene measures on arriving vessels, causing delays in loading and delivery of cargo;

(3)	The process of buying, selling, and maintaining vessels may become more onerous and time-intensive. For instance, delays may be caused at shipyards for newbuildings, dry-docks and other work, in vessel inspections and related certifications by class societies, customers or government agencies, as well as delays and shortages or a lack of access to required spare parts and lack of berths or shortages in labor, which may in turn delay any repairs to, scheduled or unscheduled maintenance or modifications, or dry-docking of our vessels;

(4)	We may experience a decrease in productivity, generally, as people—including our Managers’ office employees and crews, as well as our counterparties—fall ill and take time off from work. We are particularly vulnerable to our crew members getting sick, as if even one of our crew members is ill, local authorities could require us to detain and quarantine the applicable vessel and its entire crew for an unspecified amount of time, disinfect and fumigate the vessel, or take similar precautions, which would add costs, decrease our utilization, and substantially disrupt our cargo operations. If a vessel’s entire crew falls seriously ill, we may have substantial difficulty operating that vessel which may necessitate extraordinary external aid;

(5)	International transportation of personnel could be limited or otherwise disrupted. In particular, our crews generally work on a rotation basis, relying largely on international air transport for crew changes plan fulfillment. Any such disruptions could impact the cost of rotating our crew and our ability to maintain a full crew synthesis onboard all our vessels at any given time. It may also be difficult for our in-house technical teams to travel to ship yards to observe vessel maintenance, and we may need to hire local experts who may vary in skill and are difficult to supervise remotely, to conduct work we ordinarily address in-house;

(6)	Governments may impose new regulations, directives or practices, which we may be obligated to implement at our own expense;

(7)	Any or all of the foregoing could lead our charterers to try to invoke force majeure clauses; and

(8)	Credit tightening or declines in global financial markets, including to the prices of our publicly traded securities and the securities of our peers, could make it more difficult for us to access capital, including to finance our existing debt obligations.

Any of these public health threats and related consequences could adversely affect our financial results.

These and other impacts of the COVID-19 pandemic could have the effect of heightening many of the other risk factors disclosed in this Annual Report. It is early to assess the full long-term impact of the pandemic on global markets, and particularly on the shipping industry. The actual impact of the COVID-19 pandemic in the longer run, as well as the efficacy of any measures we take in response to the challenges presented by it, will depend on how the pandemic will continue to develop, the duration and extent of the restrictive measures that are associated with the pandemic and their further impact on global economy and trade. Such impact may take some time to materialize and may not be fully reflected in the results for the year ending December 31, 2021. We continue to monitor the impact of the COVID-19 pandemic on our financial condition and operations and on the LNG, container and dry bulk industry in general.

15	Table of Contents

 We may not be able to grow, or to effectively manage our growth, which could negatively affect our competitiveness and financial condition.

Our success depends on our ability to grow our business. The growth of our business depends upon a variety of factors, some of which we cannot control. These factors include, among other things, our ability to:

•	capitalize on opportunities in the markets in which we operate by fixing time charters for our vessels at attractive rates;

•	obtain required financing and access to capital markets for new and existing operations;

•	identify additional new markets;

•	identify vessels and/or shipping companies for acquisitions;

•	complete accretive transactions;

•	integrate any acquired businesses or vessels successfully with existing operations;

•	hire, train and retain qualified personnel to manage, maintain and operate our business and fleet;

•	comply with existing and new regulations, such as those imposed by the International Maritime Organization (“IMO”) 2020 and the Ballast Water Management Convention; and

•	maintain our commercial and technical management agreements with our Managers or other competent managers.

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

Certain of our vessels may be under time charters at rates that are at a substantial premium to the spot and period markets, and our charterers’ failure to perform under these time charters could result in a significant loss of expected future revenues and cash flows.

Our LNG and container vessels that are chartered to BP, Cheniere, Engie, Hyundai Merchant Marine Co Ltd. (“HMM”), Mediterranean Shipping Co. S.A. (“MSC”), Ocean Network Express (“ONE”) and Hapag-Lloyd Aktiengesellschaft (“Hapag-Lloyd”) are each currently employed under medium-to-long-term time charters.

Given that the rates we charge to these charterers may at times be significantly higher than the underlying charter market, failure to perform by any of them could result in a significant loss of revenues, which may materially and adversely affect our business, financial condition, results of operation, cash flows and our ability to maintain cash distributions and service or refinance our debt. We could lose these charterers or the benefits of the charters if, among other things:

16	Table of Contents

•	the charterer is unable or unwilling to perform its obligations under the charters, including the payment of the agreed rates in a timely manner;

•	the charterer faces, or continues to face, financial difficulties forcing it to declare bankruptcy, restructure its operations or default under the charters;

•	the charterer fails to make charter payments because of its financial inability or its inability to trade our and other vessels profitably or due to the occurrence of losses due to the weaker charter markets;

•	the charterer fails to make charter payments due to distress, disagreements with us or otherwise;

•	the charterer seeks to renegotiate the terms of the charter agreements due to prevailing economic and market conditions or due to its continued poor performance;

•	the charterer exercises certain rights to terminate the charters;

•	the charterer terminates the charters because we fail to comply with the terms of the charters, the vessels are lost or damaged beyond repair, there are serious deficiencies in the vessels or prolonged periods of off-hire, or we default under the charters;

•	a prolonged force majeure event affecting the charterer, including war or political unrest, prevents us from performing services for that charterer; or

•	the charterer terminates the charters because we fail to comply with the safety and regulatory criteria of the charterer or the rules and regulations of various maritime organizations and bodies.

In the event we lose the benefit of the charters with BP, Cheniere, Engie, HMM, MSC, ONE or Hapag-Lloyd prior to their respective expiration date, we would have to re-charter the vessels at the then prevailing charter rates. In such event, we may not be able to obtain competitive or profitable rates for these vessels or we may not be able to re-charter these vessels at all and our business, financial condition, results of operation, cash flows and ability to make distribution and service or refinance our debt may be materially and adversely affected.

If our charterers do not fulfill their obligations to us, or if they are unable to honor their obligations, our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt may be adversely affected.

Many charterers are highly leveraged. A combination of factors, including, among other things, unavailability of credit, volatility in financial markets, overcapacity, competitive pressure, declines in world trade and depressed freight rates, have severely affected the financial condition of charterers in the recent past, including liner companies, and their ability to make charter payments, which resulted in a material increase in the credit and counterparty risks to which we were exposed and our ability to re-charter our vessels at competitive rates.

For example, HMM, the charterer of five of our container vessels, completed a financial restructuring in July 2016. In connection with this restructuring, we agreed a reduction of the charter rate payable to us of 20% to $23,480 per day (from a gross daily rate of $29,350) for a three and a half year period ended in December 2019 and as compensation for the charter rate reduction, we received approximately 4.4 million HMM common shares, which we sold on the Stock Market Division of the Korean Exchange in August 2016 for aggregate cash consideration of $29.7 million.

17	Table of Contents

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

We have derived, and expect that we will continue to derive, all of our revenues and cash flows from a limited number of charterers. For the year ended December 31, 2021 our charterers who individually accounted for more than 10% of total revenues were HMM and Hapag-Lloyd, who accounted for 29% and 24% of our revenues, respectively.

We could lose a charterer, including charterers who individually account for more than 10% of our total revenues or the benefits of some or all of our charters, including in circumstances described in “—Certain of our vessels may be under time charters at rates that are at a substantial premium to the spot and period markets, and our charterers’ failure to perform under these time charters could result in a significant loss of expected future revenues and cash flows.”

We mostly depend on our Managers, which are privately held companies for the commercial and technical management of our fleet. If, for any reason, any of our Managers is unable to provide us with the necessary level of services to support and expand our business or qualify for long-term charters, our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt may be materially affected.

Our Managers are privately held companies and not part of the group of companies controlled by Capital Maritime. Accordingly, they do not benefit from the financial and operational support of Capital Maritime as parent company.

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

If our Managers’ reputation or industry relationships are harmed, justifiably or not, or if any of our Managers does not perform satisfactorily under our management agreements, our ability to renew existing charters upon their expiration, obtain new charters, successfully interact with shipyards during periods of shipyard construction constraints, obtain financing on commercially acceptable terms, access capital markets, or maintain satisfactory relationships with suppliers and other third parties may be materially affected.

If any of the above risks were to materialize, our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt may be materially affected.

18	Table of Contents

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

Fees charged by our Managers and compensation for expenses and liabilities incurred on our behalf, as well as the costs associated with future dry-dockings or intermediate surveys on our vessels, can be significant. Accordingly, these fees and expenses may adversely affect our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt.

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

19	Table of Contents

Our vessels’ present and future employment could be adversely affected by an inability to clear charterers’ risk assessment process.

Shipping has been, and will remain, heavily regulated. Concerns for the environment have led charterers to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, in addition to factors discussed under “—Our growth and our ability to re-charter our LNG vessels and containerships depend on, among other things, our ability to expand relationships with existing charterers and develop relationships with new charterers, for which we will face substantial competition.” the following factors may be considered when awarding such contracts, including:

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

Should our Managers not continue to successfully clear major charterers’ risk assessment processes on an ongoing basis, our vessels’ present and future employment, as well as our relationship with our existing charterers and our ability to obtain new charterers, whether medium- or long-term, could be adversely affected. Such a situation may lead to major charterers’ terminating existing charters and refusing to use our vessels in the future, which would adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

If we decide to install scrubbers on additional vessels, the number of off-hire days of our fleet will increase and we will incur expenses related to the dry-dockings and, as a result, our cash available for distribution to our unitholders may decrease.

As of the date of this Annual Report, seven of our vessels have been retrofitted with scrubbers. We may decide to retrofit the rest of our fleet with scrubbers in the future, subject to market developments and shipyard availability. In particular, we have experienced, and may continue to experience, delays in installation works as a result of the COVID-19 pandemic. The installation of scrubber equipment requires the vessel to be dry-docked and incur off-hire days. We estimate that the installation of a scrubber (without any unforeseen delays) requires 40 to 75 off-hire days per vessel.

In addition to the installation of scrubbers or other equipment we may decide to put a vessel into dry-dock before the scheduled dry-docking date in anticipation of regulatory changes, opportunities in the charter market or if we deem that, due to the location of the vessel, it will be less costly to put the vessel into dry-dock at the time.

Once one of our vessels is dry-docked, it is automatically considered to be off-hire for the duration of the special or intermediate survey or dry-docking, which means that for such period of time that vessel will not be earning any revenues. During that period, we however may incur, or may be required to reimburse our applicable Managers for, on-going operating expenses or other expenses related to the dry-dock. Accordingly, dry-docking may materially affect our cash available for distribution to our unitholders.

20	Table of Contents

If our vessels suffer damage due to the inherent operational risks of the shipping industry, we may experience unexpected dry-docking costs and delays or total loss of our vessels, which may adversely affect our business and financial condition.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather (including severe weather events resulting from climate change), business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. For the LNG carriers, there is a risk of damage in the membrane of the cargo tanks due to sloshing in extreme weather.

If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant dry-docking facilities may adversely affect our business and financial condition. In cases, where the unexpected off-hire period exceeds the maximum allowed under the respective charter party, the charterer may elect to terminate the charter party. Furthermore, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss, which could negatively impact our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

As our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters, comply with debt covenants or raise financing. In addition, if we purchase and operate secondhand vessels, we may be exposed to increased operating costs and capital expenditure associated with new regulations, which could adversely affect our results of operations.

Our fleet of 21 vessels had an average age of approximately 8.3 years as at March 31, 2022. In particular, the average age of our container carrier vessels was 11.2 years compared to the industry average of 13.8 years as at March 31, 2022. See “Item 4. Information on the Partnership—B. Business Overview—Our Fleet”.

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

21	Table of Contents

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

22	Table of Contents

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

Cover for third party liability incurred in consequence of commercial operations is provided through membership in Protection & Indemnity (“P&I”) Associations. P&I Associations are mutual insurance associations whose members must contribute proportionately to cover losses sustained by all the association’s members who remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the association. Claims submitted to the associations include those incurred by its members but also claims submitted by other P&I Associations under claims pooling agreements. The P&I Associations to which we belong may not remain viable, and we may become subject to additional funding calls which could adversely affect us.

The crew employment agreements that manning agents enter into on behalf of our Managers, may not prevent labor interruptions, and the failure to renegotiate these agreements or to successfully attract and retain qualified personnel in the future may disrupt our operations and adversely affect our cash flows.

The collective bargaining agreement between our Capital-Executive and the Pan-Hellenic Seamen’s Federation, effective August 1, 2021, expires on July 31, 2022. This collective bargaining agreement may not prevent labor interruptions and it is subject to renegotiation in the future. Although we believe that our relations with our employees are satisfactory, no assurance can be given that we will be able to successfully extend or renegotiate our collective bargaining agreement when it expires. If we fail to extend or renegotiate our collective bargaining agreement, if disputes with our union arise, or if our unionized workers engage in a strike or other work stoppage or interruption, we could experience a significant disruption of our operations, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay cash distributions and service or refinance our debt.

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

23	Table of Contents

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia and the Red Sea. Although the frequency of sea piracy worldwide has decreased in recent years, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and in the Gulf of Guinea.

If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones or “listed areas”, premiums payable for insurance coverage for our vessels could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred due to the deployment of onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. Although we believe we are adequately insured to cover loss attributable to such incidents, there is still a risk that such incidents may result in significant unrecoverable loss which could have a material adverse effect on us.

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

24	Table of Contents

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

The recent conflict between Russia and Ukraine may lead to further regional and international conflicts or armed action. It is possible that such conflict could disrupt supply chains and cause instability in the global economy. Additionally, the ongoing conflict could result in the imposition of further economic sanctions by the United States and the European Union against Russia. While much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. In 2021, Russian gas accounted for 15% of total gas produced and Russian LNG exports for 8% of the global trade. It is noteworthy that Russia gas accounted for 32% of all natural gas consumed in Europe during 2021. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations.

Increases in fuel prices could adversely affect our profits.

When our vessels are trading on period charters, our charterers are responsible for the cost of fuel in the form of bunkers. However if we trade our vessels in the spot market or they are off-hire or during the vessels’ dry-docking, we are responsible for the cost of fuel consumed, which can be a significant vessel expense. Spot charter arrangements generally provide that the vessel owner, or pool operator where relevant, bear the cost of fuel. Because we do not, and do not intend to, hedge our fuel costs, an increase in the price of fuel beyond our expectations may adversely affect our profitability, cash flows and ability to pay cash distributions and service or refinance our debt. The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments (such as the ongoing military conflict between Russia and Ukraine), supply and demand for oil and gas, actions by members of the Organization of the Petroleum Exporting Countries (also known as OPEC) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Changes in the actual price of fuel at the time the charter is to be performed could result in the charter being performed at a significantly greater cost than originally anticipated and may result in losses or diminished profits.

In addition, a global 0.5% sulphur cap on marine fuels imposed by the International Maritime Organization came into force on January 1, 2020, as stipulated in 2008 amendments to Annex VI to the International Convention for the Prevention of Pollution from ships (“MARPOL”). See “— Regulatory Risks—The maritime transportation industry is subject to substantial environmental and other regulations and international standards, which have become stricter over time and which may significantly limit our operations, result in substantial penalties or increase our expenditures.” A potential shortage of low sulphur marine fuels could drive prices upwards, which could adversely affect our profit margins if our container and drybulk vessels are being chartered on the spot market or are off-hire or the profit margins of our charterers.

25	Table of Contents

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Determining a vessel’s efficiency includes considering its speed and fuel economy, while flexibility considerations include the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Specifically for LNG, technological developments in containment systems and reliquification technology could affect the value of the vessels as well as their commercial life, as is now demonstrated in the market with older generation vessels trading at a significant discount as compared to modern vessels. A vessel’s physical life is related to the original design and construction, maintenance and the impact of the stress of its operations. If new ship designs currently promoted by shipyards as being more fuel efficient perform as promoted, or if new vessels are built in the future that are more efficient, or flexible, have increased capacity, or have longer physical lives than our current vessels, competition from these more technologically advanced vessels could adversely affect our ability to re-charter our vessels, the amount of charter-hire payments that we receive for our vessels once their current charters expire and the resale value of our vessels. This could adversely affect our ability to service our debt or make cash distributions.

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

Since 2011, our board of directors has elected not to deduct any cash reserves for estimated replacement capital expenditures from our operating surplus. We account for maintenance capital expenditures required to maintain the operating capacity of our vessels, including any amortization of dry-docking costs associated with scheduled dry-dockings, as part of our operating costs, which are reflected in our operating income.

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

26	Table of Contents

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

To fund the acquisition of a vessel or a business or other related capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. We financed the acquisition of the six LNG Carrier vessels in 2021 for a total consideration of $1,222.8 million using cash on hand, the issuance of new common units to the seller, the issuance of the CGC Seller’s Credit and the assumption of debt and the issuance of the Bonds. See “Acquisition of Six LNG Carriers and Issuance of €150.0 million of Senior Unsecured Bonds listed on the Athens Stock Exchange.” Use of cash from operations will reduce cash available for distributions to unitholders. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. Incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to fund our quarterly distributions to unitholders, which could have a material adverse effect on our ability to increase or make cash distributions.

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

As of the date of this Annual Report, seven of our vessels have been retrofitted with scrubbers and six have been retrofitted with a ballast water treatment system (“BWTS”) while 12, including our six LNG carriers, were delivered from the building yard with BWTS attached. We expect that the three vessels we acquired in January 2020 will be retrofitted with a BWTS in 2022. We may decide to retrofit the rest of our fleet with scrubbers in the future, subject to market developments and yard availability. Failure of the scrubber and/or BWTS equipment to operate effectively after installation might affect our ability to comply with regulatory requirements and/or our charter party agreements, which could have a material adverse impact on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

27	Table of Contents

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

However, asset impairments, financial stress, enforcement actions and credit rating pressures experienced in the past by financial institutions, in particular in the wake of the 2008 financial crisis, combined with a general decline in the willingness of financial institutions to extend credit to the shipping industry due to depressed shipping rates and the deterioration of asset values that have led to losses in many banks’ shipping portfolios, as well as changes in overall banking regulations (including, for example, Basel III) have severely constrained the availability of credit supply for shipping companies such as us. For example, following heavy losses in its shipping portfolio and at the EU Commission’s behest, one of our main lenders, state-backed Hamburg Commercial Bank AG (“HCOB”), was mandatorily privatized.

In addition, our ability to obtain financing or access capital markets to issue debt or equity securities may be limited by (i) our financial condition at the time of any such financing or issuance, (ii) adverse market conditions affecting the shipping industry, including weaker demand for, or increased supply of, LNG, drybulk and container vessels, whether as a result of general economic conditions or the financial condition of charterers and operators of vessels, (iii) weaknesses in the financial markets, (iv) restrictions imposed by our credit facilities, such as collateral maintenance requirements, which could limit our ability to incur additional secured financing and (v) other contingencies and uncertainties, which may be beyond our control. Continued access to external financing and the capital markets is not assured.

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

As of December 31, 2021, our total debt was $1,317.4 million in total. Please also refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings (Financing Arrangements).”

Our leverage and amounts required to service our debt and leasing obligations could have a significant impact on our operations, including the following:

28	Table of Contents

•	principal amortization under our financing arrangements may restrict our ability to pay cash distributions to our unitholders, to manage ongoing business activities and to pursue new acquisitions, investments or capital expenditures;

•	our indebtedness will have the general effect of reducing our flexibility to react to changing business and economic conditions and, therefore, may pose substantial risks to our business and our unitholders;

•	in the event that we are liquidated, our creditors (senior or, if any, subordinated) and creditors (senior or, if any, subordinated) of our subsidiaries will be entitled to payment in full prior to any distributions to our unitholders; and

•	our ability to secure additional financing, or to refinance our existing financing arrangements, may be substantially restricted by the existing level of our indebtedness and the restrictions contained in them.

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

Our existing financing arrangements also require us to comply with the International Safety Management Code and to maintain valid safety management certificates and documents of compliance at all times. Our financing arrangements require us to comply with certain financial covenants:

29	Table of Contents

•	to maintain minimum free consolidated liquidity of at least $0.5 million per collateralized vessel;

•	to maintain a ratio of EBITDA (as defined in each credit facility) to net interest expense of at least 2.00 to 1.00 on a trailing four quarter basis;

•	not to exceed a specified maximum leverage ratio in the form of a ratio of total net indebtedness to (fair value adjusted) total assets of 0.75; and

•	to maintain a minimum security coverage ratio, usually defined as the ratio of the market value of the collateralized vessels or vessel and net realizable value of additional acceptable security to the respective outstanding amount under the applicable Financing Arrangement between 110% and 125%.

Our financing arrangements prohibit the payment of distributions that are not in compliance with certain of these financial covenants or security coverage ratios or upon the occurrence of any other event of default.

Furthermore, the Bonds we issued on October 20, 2021 require us to (a) maintain a pledged Debt Service Reserve Account (the “DSRA”) with a minimum balance €100,000, (b) deposit to the DSRA 50% of any cash disbursements to our unitholders (e.g., dividends) exceeding €20.0 million per annum, capped at 1/3 of the par value of the Bonds outstanding at the time and (c) if our market value adjusted net worth (“MVAN”) falls below $300.0 million, to deposit to the DSRA the difference between the MVAN and $300.0 million (capped at 1/3 of the par value of the Bonds outstanding).

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

A default under our financing arrangements could result in foreclosure on any of our vessels and other assets secured or a loss of our rights as lessee under such arrangements.

To the extent that cash flows are insufficient to make required service payments under our financing arrangements or asset cover is inadequate due to a deterioration in vessel values, we will need to refinance some or all of the principal outstanding under our financing arrangements, replace it with alternate credit arrangements or provide additional security. We may not be able to refinance or replace our financing arrangements or provide additional security at the time they become due.

30	Table of Contents

In the event we default under our financing arrangements or we are not able to refinance our existing indebtedness with new financing arrangements on commercially acceptable terms, or if our operating results are not sufficient to service current or future indebtedness, or to make relevant interest, principal or lease repayments if necessary, we may be forced to take actions such as reducing or eliminating distributions, reducing or delaying business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing debt and leasing obligations, or seeking additional equity capital or bankruptcy protection. In addition, the terms of any refinancing or alternate financing arrangement may restrict our financial and operating flexibility and our ability to make cash distributions.

We may not be able to reach agreement with our financiers to amend the terms of the then existing financing arrangements or waive any breaches and we may not have, or be able to obtain, sufficient funds to make any accelerated payments, which could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Events of default under our financing arrangements include:

•	failure to pay principal or interest when due;

•	breach of certain undertakings, negative covenants and financial covenants contained in the financing arrangements, any related security document or guarantee, including failure to maintain unencumbered title to any of the vessel-owning subsidiaries and failure to maintain proper insurance;

•	any breach of the financing arrangements, any related security document or guarantee (other than breaches described in the preceding two bullet points) if, in the opinion of the lenders,such default is capable of remedy and continues unremedied following prior written notice of the lenders for a period of 14 days;

•	any breach of representation, warranty or statement made by us in our financing arrangements or related security document or guarantee or the interest rate swap agreements (if any);

•	a cross-default of our other indebtedness of $5.0 million or greater;

•	our inability, in the reasonable opinion of the lenders,to pay our debts when due;

•	any form of execution, attachment, arrest, sequestration or distress in respect of a sum of $5.0 million or more that is not discharged within 10 business days;

•	an event of insolvency or bankruptcy;

•	cessation or suspension of our business or of a material part thereof;

•	unlawfulness, non-effectiveness or repudiation of any material provision of our financing arrangements, of any of the related finance and guarantee documents;

•	failure of effectiveness of security documents or guarantee;

•	delisting of our common units from the Nasdaq Global Select Market or on any other recognized securities exchange;

31	Table of Contents

•	invalidity of a security document in any material respect or if any security document ceases to provide a perfected first priority security interest;

•	failure by key charter parties, such as HMM, Hapag-Lloyd, BP and Cheniere or other charterers we may have from time to time, to comply with the terms of their charters to the extent that we are unable to replace the charter in a manner that meets our obligations under the financing arrangements; or

•	any other event that occurs or circumstance that arises in light of which our financiers under our financing arrangements reasonably consider that there is a significant risk that we will be unable to discharge our liabilities under our financing arrangements and related security or guarantee documents.

In addition, certain dealings in connection with sanctioned countries could trigger a mandatory prepayment event. See “—Regulatory Risks—Our vessels may be chartered or sub-chartered to parties, or call on ports, located in countries that are subject to restrictions and sanctions imposed by the United States, the European Union and other jurisdictions.”

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

On July 27, 2017, the UK Financial Conduct Authority (“FCA”) announced that it would phase-out LIBOR by the end of 2021. On March 5, 2021 the FCA announced that LIBOR settings will either cease to be provided by any administrator or no longer be representative immediately after December 31, 2021, in the case of all sterling, euro, Swiss franc and Japanese yen settings, and the 1-week and 2-month US dollar settings and immediately after June 30, 2023, in the case of the remaining US dollar settings. Changes in the method of calculating LIBOR, or the replacement of LIBOR with an alternative rate or benchmark, may adversely affect interest rates. While there is no consensus on what interest rate may become accepted as the alternative to LIBOR, the Alternative Reference Rates Committee, a steering committee comprised of U.S. financial market participants, has selected the Secured Overnight Finance Rate (“SOFR”) as published by the Federal Reserve Bank of New York since May 2018. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market. At this time, it is not possible to predict whether SOFR or another reference rate will become an accepted alternative to LIBOR.

We cannot predict the effect of the potential changes to LIBOR or the establishment and use of alternative rates or benchmarks. Our existing financing arrangements provide for the use of replacement rates if LIBOR is discontinued. We are in the process of evaluating the impact of LIBOR discontinuation on us. Such replacement rates could be higher or more volatile than LIBOR prior to its discontinuation. The full impact of the expected transition away from LIBOR is unclear, but these changes could adversely affect our cash flow, financial condition and results of operations. We may need to renegotiate our financing arrangements or incur indebtedness to refinance our debt, all of which may materially and adversely affect our financial condition and ability to make cash distributions.

As of December 31, 2021 $988.0 million out of $1,317.4 million total debt is floating rate, which means we pay interest on such debt at a margin on top of LIBOR or its replacement. A potential rise in interest rates, which would translate into an increase in LIBOR or its replacement could translate into increased interest expense and in turn may materially and adversely affect our financial condition and ability to make cash distributions.

32	Table of Contents

REGULATORY RISKS

Our vessels may be chartered or sub-chartered to parties, or call on ports, located in countries that are subject to restrictions and sanctions imposed by the United States, the European Union and other jurisdictions.

Certain countries (including certain regions of Ukraine, Russia, Belarus, Cuba, Iran, North Korea and Syria), entities and persons are targeted by economic sanctions and embargoes imposed by the United States, the European Union and other jurisdictions, and a number of those countries, currently North Korea, Iran and Syria, have been identified as state sponsors of terrorism by the U.S. Department of State. Such economic sanctions and embargo laws and regulations vary in their application with regard to countries, entities or persons and the scope of activities they subject to sanctions. These sanctions and embargo laws and regulations may be strengthened, relaxed or otherwise modified over time.

We are mindful of the restrictions contained in the various economic sanctions programs and embargo laws administered by the United States, the European Union and other jurisdictions that limit the ability of companies and persons from doing business or trading with targeted countries and persons and entities. We believe that we are currently in compliance with all applicable economic sanctions laws and regulations. We generally do not do business in sanctions-targeted jurisdictions unless an activity is authorized by the appropriate governmental or other sanctions authority. We and our general partner and its affiliates have not entered into agreements or other arrangements with the governments or any governmental entities of sanctioned countries, and we and our general partner and its affiliates do not have any direct business dealings with officials or representatives of any sanctioned governments or entities. In addition, our charter agreements include provisions that restrict trades of our vessels to countries or to sub-charterers targeted by economic sanctions unless such trades involving sanctioned countries or persons are permitted under applicable economic sanctions and embargo regimes. Although we have various policies and controls designed to help ensure our compliance with these economic sanctions and embargo laws, it is nevertheless possible that third-party charterers of our vessels, or their sub-charterers, may arrange for vessels in our fleet to call on ports located in one or more sanctioned countries. In order to help maintain our compliance with applicable sanctions and embargo laws and regulations, we monitor and review the movement of our vessels, as well as the cargo being transported by our vessels, on a continuing basis. In 2021, none of the vessels in our fleet made any port calls in Crimea, Cuba, North Korea, Iran or Syria.

Notwithstanding the above, it is possible that new, or changes to existing, sanctions-related legislation or agreements may impact our business. In addition, it is possible that the charterers of our vessels may violate applicable sanctions, laws and regulations, using our vessels or otherwise, and the applicable authorities may seek to review our activities as the vessel owner. Moreover, although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, the scope of certain laws may be unclear, may be subject to changing interpretations or may be strengthened or otherwise amended. Any violation of sanctions or engagement in sanctionable conduct could result in fines, sanctions or other penalties, and could negatively affect our reputation and result in some investors deciding, or being required, to divest their interest, or not to invest, in our common units. As noted above, any such violation or conduct would trigger a mandatory payment event under our financing arrangements. Finally, future expansion of sanctions or the imposition of sanctions on other jurisdictions could prevent our vessels from making any calls at certain ports, which potentially could have a negative impact on our business and results of operations.

33	Table of Contents

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

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to have its underwater parts inspected by class every two to three years, but for vessels subject to enhanced survey requirements and above 15 years of age, its underwater parts must be inspected in dry-dock.

If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to maintain insurance arrangements and trade between ports and will be unemployable, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions and to service or refinance our debt.

34	Table of Contents

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

Most recently, the conflict between Russia and Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations. It is difficult to assess the likelihood of such threat and any potential impact at this time.

35	Table of Contents

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

The U.K. Bribery Act is broader in scope than the FCPA because it does not contain an exception for facilitating payments (i.e., payments to secure or expedite the performance of a “routine governmental action”) and covers bribes and payments to private businesses as well as foreign public officials. We and our charterers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with such legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business, including our relationships with our charterers, results of operations, cash flows and ability to make cash distributions and service or refinance our debt. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens. Moreover, the compliance and monitoring mechanisms that we have in place, including our Code of Business Conduct and Ethics, which incorporates our anti-bribery and anti-corruption policy, may not adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation.

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

36	Table of Contents

RISKS INHERENT IN AN INVESTMENT IN US

We cannot assure you that we will pay any distributions on our units.

Our board of directors determines our cash distribution policy and the level of our cash distributions. Generally, our board of directors seeks to maintain a balance between the level of reserves it makes to protect our financial position and liquidity against the desirability of maintaining distributions on our limited partnership interests. We intend to review our distributions from time to time in the light of a range of factors, including our ability to obtain required financing and access financial markets, the repayment or refinancing of our debt, the level of our capital expenditures, our ability to pursue accretive transactions, our financial condition, results of operations, prospects and applicable provisions of Marshall Islands law.

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

Our distribution policy from time to time will depend on, among other things, shipping market developments and the charter rates we are able to negotiate when we re-charter our vessels, our cash earnings, financial condition and cash requirements, and could be affected by a variety of factors, including increased or unanticipated expenses, the loss of a vessel, required capital expenditures, reserves established by our board of directors, refinancing or repayment of debt, additional borrowings, compliance with the covenants in our financing arrangements, our anticipated future cost of capital, access to financing and equity and debt capital markets, including for the purposes of refinancing or repaying existing debt, and asset valuations. Our distribution policy may be changed at any time, and from time to time, by our board of directors.

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

37	Table of Contents

Negative media coverage and public and judicial scrutiny relating to Mr. Evangelos M. Marinakis may adversely affect our reputation and operations, investor confidence and the trading price of our common units.

Mr. Evangelos M. Marinakis is the chairman of Capital Maritime, our sponsor. In addition, as of April 18, 2022, the Marinakis family, including Mr. Evangelos M. Marinakis, may be deemed to beneficially own a 27.4% interest in us, excluding treasury units of 487,892, through its beneficial ownership of, among other entities, Capital Maritime. Furthermore, Mr. Miltiadis E. Marinakis, Mr. Evangelos M. Marinakis’s son, is the owner of Capital GP L.L.C., our General Partner and Capital Gas Corp.

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

Our General Partner and our directors have a fiduciary duty to manage us in a manner beneficial to us and our unitholders. However, this duty is limited under our partnership agreement. Please see “—Our partnership agreement limits our General Partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our General Partner or our directors.” In addition, Mr Kalogiratos who is an officer of our General Partner and a director of the Partnership, serves also as officer and director of Capital Maritime, and as such has fiduciary duties to Capital Maritime that may cause him to pursue business strategies that disproportionately benefit Capital Maritime or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Capital Maritime, our General Partner and their affiliates, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, the officers of our General Partner and Capital Maritime may favor their own interests over the interests of our unitholders.

38	Table of Contents

These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires our General Partner or its affiliates to pursue a business strategy that favors us or utilizes our assets, and Capital Maritime’s officers and directors in their capacity as such have a fiduciary duty to make decisions in the best interests of the shareholders of Capital Maritime, which may be contrary to our interests;

•	our General Partner and our directors have limited their liabilities and restricted their fiduciary duties under the laws of the Republic of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing our units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our General Partner and our directors, all as set forth in the partnership agreement;

•	our General Partner and our board of directors will be involved in determining the amount and timing of our asset purchases and sales, capital expenditures, borrowings, and issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

•	our General Partner may have substantial influence over our board of directors’ decision to cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make incentive distributions;

•	our General Partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;

•	our partnership agreement does not restrict us from paying our General Partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf; and

•	our General Partner may exercise its right to call and purchase our outstanding units if it and its affiliates own more than 90% of our common units.

Although a majority of our directors are elected by common unitholders, our General Partner has a substantial influence on decisions made by our board of directors. Please read “Item 6. Directors, Senior Management and Employees.”

39	Table of Contents

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

The omnibus agreement that we and Capital Maritime have entered into imposes certain mutual restrictions on the acquisition, ownership and operations, and provides for certain rights of first refusal in respect, of product and crude oil tankers. The omnibus agreement however contains significant exceptions. It also does not apply to LNG, container and drybulk vessels and other shipping markets. Accordingly, Capital Maritime and its controlled affiliates have significant ability to compete with us, which could harm our business. Please read “Item 7. Major Unitholders and Related Party Transactions—B. Related-Party Transactions” for further information.

40	Table of Contents

We currently do not have any officers and rely, and expect to continue to rely, solely on officers of our General Partner and/or our Managers, who face conflicts in the allocation of their time to our business.

Our board of directors has not exercised its power to appoint officers of the Partnership to date, and, as a result, we rely, and expect to continue to rely, solely on the officers of our General Partner, who are not required to work full-time on our affairs and who also work for Capital Maritime and/or its affiliates.

For example, our General Partner’s Chief Executive Officer, Chief Financial Officer and Chief Commercial Officer (appointed on January 24, 2022) are also executive officers or employees of Capital Maritime, Capital Ship Management and/or their respective affiliates. Capital Maritime and our Managers each conduct substantial businesses and activities of their own in which we have no economic interest.

As a result, there could be material competition for the time and effort of the officers of our General Partner who also provide services to Capital Maritime, our Managers and/or their respective affiliates, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

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

In order to become a limited partner of our partnership, a unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “Item 7. Major Unitholders and Related-Party Transactions—B. Related-Party Transactions.”

41	Table of Contents

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

The partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders have no right to elect our General Partner, and our General Partner may not be removed except by a vote of the holders of at least two thirds of the outstanding units, including any units owned by our General Partner and its affiliates, and a majority vote of our board of directors. Currently, 14,247,514 common units excluding treasury units of 487,892, representing 73.9% of our common units are owned by public unitholders.

Our partnership agreement further restricts unitholders’ voting rights by providing that if any person or group, other than our General Partner, its affiliates, their transferees and persons who acquired such units with the prior approval of our board of directors, beneficially owns 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other unitholders of the same class holding less than 4.9% of the voting power of that class. As an affiliate of our General Partner, Capital Maritime is not subject to such limitation and will be attributed its pro rata share of any units reallocated as a result of such limitation. Further, this limitation does not apply to unitholders who acquire more than 5% of any class of units then outstanding with the prior approval of our board of directors.

As of April 18, 2022, based on 19,637,624 units issued and outstanding (excluding treasury units of 487,892 and including 348,570 general partner units), the Marinakis family, including Mr. Miltiadis E. Marinakis, who beneficially owns 100% of Capital Gas Corp.  , and Evangelos M. Marinakis, the chairman of Capital Maritime, may be deemed to beneficially own an 27.4% interest in us, through:

•	Capital Maritime, which beneficially owns 3,887,694 common units, representing 19.8% of the outstanding units;

•	Capital Gas Corp., which beneficially owns 1,153,846 common units, representing 5.9% of the outstanding units; and

•	our General Partner, which may be deemed to beneficially own 348,570 general partner units representing a 1.8% interest in us.

42	Table of Contents

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our General Partner.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our General Partner:

•	the unitholders will be unable to remove our General Partner without its consent so long as our General Partner and its affiliates or related persons own sufficient units to be able to prevent such removal. The vote of the holders of at least two thirds of all outstanding units voting together as a single class and a majority vote of our board of directors is required to remove the General Partner. As of April 18, 2022, based on a total of 19,637,624 units issued and outstanding (excluding treasury units of 487,892 and including 348,570 general partner units), the Marinakis family, including Mr. Miltiadis E. Marinakis and Evangelos M. Marinakis, the chairman of Capital Maritime, may be deemed to beneficially own a 27.4% interest in us;

•	common unitholders elect five of the eight members of our board of directors. Our General Partner in its sole discretion has the right to appoint the remaining three directors;

•	election of the five directors elected by common unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the directors appointed by our General Partner will serve for terms determined by our General Partner;

•	our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management;

•	Unitholders have limited voting rights, as described under “—Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning 5% or more of our units”; and

•	we have substantial latitude in issuing equity securities without unitholder approval.

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

43	Table of Contents

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

Our partnership agreement allows us to make working capital borrowings to pay distributions. Accordingly, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, please read “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings (Financing Arrangements)”.

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

44	Table of Contents

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

We are a Marshall Islands limited partnership with principal executive offices in Greece. Our subsidiaries are organized in the Marshall Islands, Liberia and Cyprus. The Marshall Islands has enacted economic substance regulations with which we may be obligated to comply. Regulations adopted in the Marshall Islands require certain entities that carry out particular activities to comply with an economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generated activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands.

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

45	Table of Contents

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

46	Table of Contents

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

We believe we can conduct our activities in a manner so that our unitholders should not be considered to be carrying on business in Greece solely as a consequence of acquiring, holding, disposing of or participating in the redemption of our units. However, the question of whether either we or any of our subsidiaries will be treated as carrying on business in any country, including Greece, will largely be a question of fact determined through an analysis of contractual arrangements, including the management and the administrative services agreements we have entered into with our Managers, and the way we carry on business or conduct operations, all of which may change over time. The laws of Greece or any other foreign country may also change, which could cause the country’s taxing authorities to determine that we are carrying on business in such country and are subject to its taxation laws. Any foreign taxes imposed on us or any subsidiaries or the increase of any tonnage tax will reduce our cash available for distribution.

47	Table of Contents

Item 4.	Information on the Partnership.

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

2021 Developments

Acquisition of six LNG carrier vessels

On August 31, 2021, CPLP agreed to acquire three 174,000 CBM latest generation X-DF LNG carriers, namely, the LNG/C Aristos I, the LNG/C Aristarchos and the LNG/C Aristidis I, constructed at Hyundai, from CGC Operating, for a total consideration of $599.8 million comprised of (i) $147.1 million of cash on hand, (ii) the assumption of the $427.4 million of secured debt, (iii) the issuance of 1,153,846 (or $15.3 million in value) of new common units of CPLP at a premium to the unit trading price at the time of the agreement and (iv) $10.0 million of unsecured, interest free seller’s credit. The LNG/C Aristos I and the LNG/C Aristarchos were delivered to the Partnership on September 3, 2021, while the LNG/C Aristidis I was delivered on December 16, 2021. The LNG/C Aristos I and the LNG/C Aristidis I are under long-term time charters with BP with earliest expiration in October 2023 and December 2023, respectively. The LNG/C Aristarchos is under a long-term time charter with Cheniere, which expires the earliest in February 2025.

Furthermore, on August 31, 2021, the Partnership secured an option, which was exercised on November 4, 2021, to acquire an additional three X-DF LNG/C sister vessels, namely, the LNG/C Attalos, the LNG/C Asklipios and the LNG/C Adamastos, constructed at Hyundai, for a total consideration of $623.0 million comprised of (i) $184.0 million of cash on hand and (ii) the assumption of the $439.0 million of secured debt. The LNG/C Attalos and the LNG/C Asklipios were delivered to the Partnership on November 18, 2021, while the LNG/C Adamastos was delivered on November 29, 2021. The LNG/C Attalos is under long-term time charter with BP with earliest expiration in October 2025, the LNG/C Asklipios is under long-term time charter with Cheniere expected to expire at the earliest in January 2025 and the LNG/C Adamastos is under a long-term time charter with Engie which expires at the earliest in September 2026.

Sale of M/V CMA CGM Magdalena and M/V Adonis

On April 7, 2021 the Partnership entered into memorandums of agreement for the sale of the M/V CMA CGM Magdalena and the M/V Adonis to an unaffiliated third party for a total consideration of $195.0 million. The M/V CMA CGM Magdalena and the M/V Adonis were delivered to their new owners on May 17, 2021, and December 13, 2021, respectively.

Acquisition of three Panamax container carrier vessels

In February 2021, the Partnership completed the acquisition of the three 5,100 Twenty-foot Equivalent Unit (“TEU”) sister container vessels, namely the M/V Long Beach Express, M/V Seattle Express and the M/V Fos Express built in 2008 at Hanjin Heavy Industries, South Korea, for a total consideration of $40.5 million. The vessels are employed under long-term time charters with Hapag-Lloyd with the earliest expiration in June 2025 (for the M/V Long Beach Express) or September 2025 (for the M/V Seattle Express and the M/V Fos Express).

48	Table of Contents

Financing Arrangements entered into and/or assumed

On October 20, 2021, the wholly owned subsidiary of the Partnership, CPLP PLC, issued €150.0 million of Bonds listed on the Athens Stock Exchange.

In connection with the issuance of the Bonds, we entered into certain cross-currency swap agreements, including on December 2, 2021 a cross currency agreement with Piraeus Bank SA, exchanging €120.0 million with $139.7 million paying fixed annual rate of 3.655% and on December 14, 2021 a cross currency agreement with Alpha Bank SA, exchanging €30.0 million with $34.9 million paying fixed annual rate of 3.690%.

On December 16, 2021, upon the delivery of the LNG/C Aristidis I, we assumed a syndicated secured credit facility with ING Bank N.V., London Branch, (“ING”) acting as agent of $123.0 million.

On November 29, 2021, upon the delivery of the LNG/C Adamastos, we assumed debt in the form of a sale and leaseback agreement with Shin Doun Kisen Co., Ltd. (“Shin Doun”) of $143.1 million.

On November 18, 2021, upon the delivery of the LNG/C Attalos and the LNG/C Asklipios we assumed debt in the form of sale and leaseback agreement with CMB Financial Leasing Co., Ltd, (“CMBFL”) of $146.3 million and $149.6 million respectively.

On September 3, 2021, upon the delivery of the LNG/C Aristos I and the LNG/C Aristarchos we assumed debt in the form of sale and leaseback agreement with Bank of Communications Financial Leasing Co., Ltd, (“Bocomm”) of $148.9 million and $155.4 million respectively. Furthermore, we entered into the CGC Seller’s Credit in order to defer $10.0 million of the total purchase price of the LNG/C Aristos I and the LNG/C Aristarchos for up to twelve months from the Vessels’ delivery date.

On January 22, 2021, we entered into an agreement for the sale and lease back of the vessels M/V Long Beach Express, M/V Seattle Express and M/V Fos Express with CMBFL for $10.0 million each. Furthermore, we entered into the Seller’s Credit Agreement with CMTC (“CMTC Seller’s Credit”)in order to defer $6.0 million of the purchase price of the M/V Long Beach Express, M/V Seattle Express and M/V Fos Express for up to five years from the Vessels’ delivery date.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings (Financing Arrangements)” below for information regarding our financing arrangements.

Unit Repurchase Program

On January 25, 2021, the Partnership’s Board of Directors approved a unit repurchase plan for an amount of $30.0 million to be used for repurchasing the Partnership’s common units over the period of two years. During 2021, we completed the repurchase of 382,250 units, paying an average price per unit of $11.74 plus repurchasing expenses. These units are held as treasury units by the Partnership and the amount of $4.5 million is recorded as a reduction in the Partnership’s Partners’ Capital.

2020 Developments

Change of Manager of the M/V Cape Agamemnon

On November 30, 2020, we completed the process of changing the manager of our Capesize bulk carrier vessel, the M/V Cape Agamemnon, from Capital Ship Management to Capital-Executive, a privately held company ultimately controlled by Mr. Miltiadis E. Marinakis, resulting in Capital-Executive becoming the sole manager of our container and drybulk vessels. The agreement with Capital-Executive has the same terms and conditions of the floating fee management agreement we had with Capital Ship Management.

49	Table of Contents

Acquisition of three Neo-Panamax container vessels

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

Financing Arrangements

On January 17, 2020 the Partnership entered into a new term loan facility with HCOB of up to $38.5 million.

On January 20, 2020 we entered into an agreement for the sale and lease back of the vessels M/V Athos and M/V Aristomenis with CMBFL for $38.5 million each.

In December 2019 we entered into a non-binding term sheet and in May 2020 into agreements with ICBC Financial Leasing Co., Ltd. (“ICBCFL”) for the sale and lease back of three vessels then mortgaged under the 2017 credit facility, namely the M/V Akadimos (ex CMA CGM Amazon), the M/V Adonis (ex CMA CGM Uruguay) and the CMA CGM Magdalena, for a total amount of $155.4 million. Following the sale of the M/V CMA CGM Magdalena and the M/V Adonis, in May and December 2021, respectively, we fully repaid the amount of $96.2 million related to the two of the three ICBCFL agreements. See also “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings (Financing Arrangements)” below for information regarding our financing arrangements.

2019 Developments

Completion of the DSS Transaction

On November 27, 2018, we entered into a definitive transaction agreement with DSS Holdings L.P. (“DSS”), pursuant to which we agreed to spin off our then existing crude and product tanker business (the “Tanker Business”) into a separate publicly listed company, Diamond S Shipping Inc. (“DSSI”), which would then combine with DSS’s businesses and operations in a share-for-share transaction (the “DSS Transaction”). The DSS Transaction was completed on March 27, 2019.

Change of Manager of Container Vessels

In August 2019, we completed the process of changing the manager of our container vessels from Capital Ship Management to Capital-Executive. Each vessel-owning subsidiary for our ten container vessels then owned entered into a floating rate management agreement with Capital-Executive under which the vessel-owning subsidiary is charged actual expenses incurred by Capital-Executive, each with an initial term of five years. According to this agreement, Capital-Executive provides certain commercial and technical services for a daily technical management fee that is revised annually based on the United States Consumer Price Index. The vessel-owning subsidiary also compensates Capital-Executive for all of its costs, expenses and liabilities incurred in providing the above services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with the vessel’s next scheduled dry-docking are borne by the owning company and not by Capital-Executive. Our Capesize bulk carrier vessel, the M/V Cape Agamemnon, remained under the management of Capital Ship Management, until November 29, 2020, under our floating fee management agreement with Capital Ship Management.

50	Table of Contents

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

B.	Business Overview

We are an international owner of ocean-going vessels. Our fleet consists of 21 vessels including, 11 Neo-Panamax container carrier vessels (1.0 million dwt and total TEU capacity of 80,797), three Panamax container carrier vessels (0.2 million dwt and total TEU capacity of 15,267), one Capesize bulk carrier vessel (0.2 million dwt) and six latest generation LNG carrier vessels (0.5 million dwt and total capacity of 1.0 million CBM), with an average fleet age of approximately 8.3 years as at March 31, 2022.

All of our container carrier vessels are currently chartered under medium- to long-term charters (with remaining revenue-weighted charter of approximately 3.1 years as of March 31, 2022 based on earliest expiration) to reputable charterers, such as MSC, HMM, ONE and Hapag-Lloyd.

All of our LNG carrier vessels are currently chartered under medium- to long-term charters (with remaining revenue-weighted charter of approximately 3.2 years as of March 31, 2022, based on earliest expiration) to reputable charters, such as BP, Cheniere and Engie.

Our fleet is managed by our Managers, which are private companies.

Business Strategies

Our primary business objective is to increase cash available for distributions to our unitholders, while maintaining a strong financial position. We aim to realize our business objectives through the following strategies:

•	Maintain medium- to long-term fixed charters. We seek to enter into medium- to long-term, fixed-rate charters for a majority of our fleet in an effort to provide visibility of revenues and cash flows. As our vessels come up for re-chartering, we aim to redeploy them under period contracts that reflect our expectations of prevailing market conditions. In the pursuit of our strategies, we evaluate growth opportunities across all shipping sectors. We believe that the average age of our fleet of approximately 8.3 years as of March 31, 2022, compared to an industry average of 12.9 years (adjusted for the composition of our fleet) and the high specifications of our vessels, position us favorably to continue to secure medium- to long-term charters for our vessels.

•	Expand our fleet through accretive acquisitions. Subject to available required financing, we intend to evaluate potential acquisitions of both newbuilds and second-hand vessels across the shipping markets. We also intend to take advantage of opportunities afforded to us by our relationship with our sponsor, Capital Maritime. In January 2020, we acquired three 10,000 TEU container carrier vessels; in February 2021 an additional three 5,100 TEU container carrier vessels and during the second half of 2021 we acquired six LNG carrier vessels. For future acquisitions, we may consider increases in our overall leverage, provided that we are able to deliver stable distributions to our unitholders and grow our fleet. In addition, we may pursue opportunities for acquisitions of, or combinations with, other shipping businesses.

•	Maintain and build on our ability to meet rigorous industry and regulatory safety standards. We believe that in order for us to be successful in growing our business, we need to maintain our vessel safety record and further build on our high level of customer service and support. We believe that our Managers, have strong records of vessel safety and compliance with rigorous health, safety and environmental protection standards, and are committed to providing our charterers with a high level of customer service and support.

51	Table of Contents

Our Customers

We provide marine transportation services under medium- to long-term time charters with a range of counterparties:

•	Hyundai Merchant Marine Co. Ltd, an integrated logistics company, operating around 130 vessels. HMM has worldwide global service networks and diverse logistics facilities.

•	Mediterranean Shipping Co. S.A. is part of the Cargo Division of the MSC Group shipping conglomerate, a global business engaged in the shipping and logistics sector.

•	Hapag Lloyd- Aktiengesellschaft, is a German international shipping and container transportation company. It is currently the world’s fifth largest container carrier in terms of vessel capacity.

•	Ocean Network Express is a result of the integration by three Japanese shipping companies providing a wide service coverage with the 6th largest fleet in the world.

•	BP Gas Marketing Limited is part of the wider BP group and produces and distributes oil and natural gas. The company offers biofuels, motor oil, lubricants, petrol, crudes, liquified natural gas, marine fuels, natural gas liquids, and petrochemicals. BP markets its products worldwide.

•	Cheniere Marketing International LLP is part of Cheniere Energy Inc., a liquefied natural gas company headquartered in Houston, Texas. Cheniere is a full-service LNG provider, with capabilities that include gas procurement and transportation, liquefaction, vessel chartering, and LNG delivery. Cheniere has one of the largest liquefaction platforms in the world, consisting of the Sabine Pass and Corpus Christi liquefaction facilities on the U.S. Gulf Coast, with expected total production capacity of approximately 45.0 million tonnes per annum of LNG operating or in commissioning.

•	Engie Energy Marketing Singapore Pte Ltd., a part of the wider Engie SA group, a French multinational utility company, headquartered in Paris, France, which operates in the fields of energy transition, electricity generation and distribution, natural gas, nuclear, renewable energy and petroleum. Engie supplies electricity in 27 countries in Europe and 48 countries worldwide.

The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, results of operations, cash flows, financial condition and ability to make cash distributions and service or refinance our debt. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We currently derive all of our revenues from a limited number of charterers and the loss of any charterer or charter or vessel could result in a significant loss of revenues and cash flows.”.

52	Table of Contents

Our Management Agreements

Under our management agreements:

•	we pay our Managers a daily technical management fee per vessel, which is revised annually based on the United States Consumer Price Index;

•	we indemnify our Managers for expenses and liabilities they incur on our behalf in the provision of the contracted for services, including, for example, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs; and

•	we bear all costs and expenses associated with a vessel’s dry-docking.

We expect that vessels acquired in the future will be managed under similar floating fee management arrangements. See Note 5 (Transactions with Related Parties) to our Financial Statements for additional information on fees pays under our management agreements.

Our Fleet

At the time of our initial public offering in 2007, our fleet consisted of eight vessels. As of December 31, 2018, our fleet consisted of 36 vessels. We completed the spin-off of our 25 vessel Tanker Business on March 27, 2019. In January 2020 we completed the acquisition of three Neo-Panamax container carrier vessels and in February 2021, we completed the acquisition of three Panamax container carrier vessels. In the second half of 2021 we completed the acquisition of six LNG carrier vessels. In May and December 2021, respectively, we completed the sale of two Neo-Panamax container carrier vessels. As a result, we currently own 21 vessels including, 11 Neo-Panamax container carrier vessels (1.0 million dwt and total TEU capacity of 80,797) with an average age as at March 31, 2022, of approximately 10.5 years, three Panamax container carrier vessels (0.2 million dwt and total TEU capacity of 15,267) with an average age as at March 31, 2022, of approximately 13.9 years, one Capesize bulk carrier vessel (0.2 million dwt) with an age as at March 31, 2022, of approximately 11.7 years and six LNG carrier vessels (0.5 million dwt and total capacity of 1.0 million CBM) with an average age as at March 31, 2022, of approximately 0.9 years.

We intend, subject to prevailing shipping, charter and financing market conditions, to make strategic acquisitions in a prudent manner that is accretive to our unitholders and to long-term distributable cash flow growth. In addition, we may pursue opportunities for acquisitions of, or combinations with, other shipping businesses.

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

53	Table of Contents

VESSELS IN OUR FLEET

Vessel Name	Sister Vessels(1)	Year Built	DWT-TEU-CBM(5)	Management Agreement Expiration(2)	Charter Duration/Type(3)	Expiry of Charter(4)	Charterer	Description
DRYBULK VESSEL
Cape Agamemnon	A	2010	179,221	Nov-25	Spot	-	-	Cape Size Dry Cargo
CONTAINER CARRIER VESSELS
Archimidis	B	2006	108,892-8,266 TEU	Aug-24	4-yr TC	Feb-24	MSC	Container Carrier
Agamemnon	B	2007	108,892-8,266 TEU	Aug-24	4.5-yr TC	Feb-24	MSC	Container Carrier
Hyundai Prestige	C	2013	63,010- 5,023 TEU	Aug-24	12-yr TC	Dec-24	HMM	Eco Wide Beam Container Carrier
Hyundai Premium	C	2013	63,010-5,023 TEU	Aug-24	12-yr TC	Jan-25	HMM	Eco Wide Beam Container Carrier
Hyundai Paramount	C	2013	63,010- 5,023 TEU	Aug-24	12-yr TC	Feb-25	HMM	Eco Wide Beam Container Carrier
Hyundai Privilege	C	2013	63,010- 5,023 TEU	Aug-24	12-yr TC	Mar-25	HMM	Eco Wide Beam Container Carrier
Hyundai Platinum	C	2013	63,010- 5,023 TEU	Aug-24	12-yr TC	Apr-25	HMM	Eco Wide Beam Container Carrier
Akadimos (ex CMA CGM Amazon) (10)	D	2015	115,534-9,288 TEU	Aug-24	2.4-yr TC	Feb-23	ONE	Eco-Flex, Wide Beam Container
Athos	E	2011	118,888-9,954 TEU	Jan-25	6.8-yr TC	Apr-26	Hapag-Lloyd	Container Carrier
Aristomenis	E	2011	118,712-9,954 TEU	Jan-25	7.5-yr TC	Apr-26	Hapag-Lloyd	Container Carrier
Athenian	E	2011	118,834-9,954 TEU	Jan-25	6.8-yr TC	Apr-26	Hapag-Lloyd	Container Carrier
Long Beach Express(6)	F	2008	68,618-5,089 TEU	Feb-26	4.7-yr TC	Jun-25	Hapag-Lloyd	Container Carrier
Seattle Express(6)	F	2008	68,411-5,089 TEU	Feb-26	4.7-yr TC	Sep-25	Hapag-Lloyd	Container Carrier
Fos Express(6)	F	2008	68,579-5,089 TEU	Feb-26	4.7-yr TC	Sep-25	Hapag-Lloyd	Container Carrier
LNG CARRIER VESSELS
Aristos I(7)	G	2020	81,978-174,000 CBM	Sep-26	3-yr TC	Oct-23	BP	LNG Carrier
Aristarchos(8)	G	2021	81,956-174,000 CBM	Sep-26	3.7-yr TC	Feb-25	Cheniere	LNG Carrier
Aristidis I(7)	G	2021	81,898-174,000 CBM	Dec-26	3-yr TC	Dec-23	BP	LNG Carrier
Attalos(7)	G	2021	81,850-174,000 CBM	Nov-26	4.2-yr TC	Oct-25	BP	LNG Carrier
Adamastos(9)	G	2021	82,095-174,000 CBM	Nov-26	5-yr TC	Sep-26	Engie	LNG Carrier
Asklipios(8)	G	2021	81,882-174,000 CBM	Nov-26	3.3-yr TC	Jan-25	Cheniere	LNG Carrier
TOTAL FLEET DWT-TEU-CBM:			1,881,290 - 96,064 TEU - 1,044,000 CBM

(1)	Sister vessels and shipyards of origin are denoted in the tables by the following letters: (A) this vessel was built by Sungdong Shipbuilding & Marine Engineering Co., Ltd., South Korea; (B): these vessels were built by Daewoo Shipbuilding & Marine Engineering Co. LTD. South Korea; (C): these vessels were built by Hyundai Heavy Industries Co. Ltd, South Korea; (D): these vessels were built by Daewoo-Mangalia Heavy Industries S.A; (E): these vessels were built by Samsung Heavy Industries Co. Ltd; (F): these vessels were built by Hanjin Heavy Industries & Construction Co., Ltd.; (G): these vessels were built by Hyundai Heavy Industries Co., Ltd.

54	Table of Contents

(2)	Our vessels are managed under floating fee management agreements entered into with our Managers. For additional details regarding our management agreement, please see “—Our Management Agreements” above.

(3)	TC: Time Charter.

(4)	Earliest possible redelivery date.

(5)	DWT: Dead Weight Ton, TEU: Twenty-foot Equivalent Units, CBM: Cubic Meter.

(6)	In September 2020, each of the vessel-owning companies of the M/V Long Beach Express, the M/V Seattle Express and the M/V Fos Express entered into a time charter agreement with Hapag-Lloyd for a period of 56 to 60 months. The charterer has the option to extend the time charters of the vessels by 24 months (+/- 60 days) plus 12 months (+/- 45 days). The charter of the M/V Long Beach Express commenced in October 2020 and of the M/V Seattle Express and the M/V Fos Express in January 2021.

(7)	In 2019, each of the vessel-owning companies of the LNG/C Aristos I, the LNG/C Aristidis I and the LNG/C Attalos, entered into a time charter agreement with BP for a period of 3 years (+/- 30 days). The charterers have two two-year options (+/- 30 days) plus one two-year option (+/- 30 days) and one three-year option (+/- 30 days). The charters of the LNG/C Aristos I and the LNG/C Aristidis I commenced in November 2020 and January 2021 respectively. The charter of the LNG/C Attalos will commence in November 2022. Currently the vessel is under a 15 month (+/- 30 days) time charter with BP.

(8)	In April 2021, each of the vessel-owning companies of the LNG/C Aristarchos and the LNG/C Asklipios, entered into a time charter agreement with Cheniere until March 15, 2025 (+/- 30 days) and February 5, 2025 (+/- 30 days). Each charter has two one-year option (+/- 30 days). The charters of the LNG/C Aristarchos and the LNG/C Asklipios commenced in June 2021 and September 2021, respectively.

(9)	In July 2021, the vessel-owning company of the LNG/C Adamastos, entered into a time charter agreement with Engie for a period of 1,890 days (+90/-45 days) or for a period of 2,620 days (+90/-45 days) if the charterer exercises his option on or prior to May 2023. The charter of the LNG/C Adamastos commenced in August 2021.

(10)	In September 2020, the vessel-owning company of the M/V Akadimos commenced a new time charter with ONE for a period of 20 to 24 months. In January 2022 the charterer exercised its option to extend the time charter of the vessel by 6 months (+/- 30 days).

Our Charters

Our vessels are currently chartered with remaining revenue-weighted charter duration of approximately 3.2 years as of March 31, 2022. Under certain circumstances, we may operate our vessels in the spot market or certain of our vessels may remain idle until they are fixed under appropriate medium- to long-term charters. As our vessels come up for re-chartering, depending on the prevailing market rates, we may not be able to re-charter them at levels similar to their current charters, or at all, which may affect our business, financial condition, results of operations, cash flows, and ability to make distributions and service or refinance our debt. Please read “—Our Fleet” above for more information on our time charters, including counterparties, expected expiration dates of the charters and daily charter rates.

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

55	Table of Contents

Bareboat Charters

A bareboat charter is a contract pursuant to which the vessel owner provides the vessel to the customer for a fixed period of time at a specified daily rate, and the customer provides for all of the vessel’s expenses (including any commissions) and generally assumes all risk of operation. The customer undertakes to maintain the vessel in a good state of repair and efficient operating condition and dry-dock the vessel during this period at its cost and as per the classification society requirements. None of our vessels are currently under bareboat charters.

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

Management of Ship Operations, Administration and Safety

Our objective is to run our operations in a safe, efficient and cost-effective manner. To that end, our Managers, provide expertise in various functions critical to our operations. Specifically, pursuant to the management and administrative services agreements we have entered into with them, our Managers grant us access to human resources, financial and other administrative services, including bookkeeping, audit and accounting services, administrative and clerical services, banking and financial services, client, investor relations, information technology and technical management services, including commercial management of the vessels, vessel maintenance and crewing (not required for vessels subject to bareboat charters), procurement, insurance and shipyard supervision.

In compliance with the International Maritime Organization’s ISM code, our Managers operate under safety management systems certified by Lloyd’s Register of Shipping (“LRS”). Capital-Executive’s management systems also comply with the Quality Standard ISO 9001, the Environmental Management Standard ISO 14001, the Occupational Health & Safety Management System ISO 45001 and the Energy Management Standard 50001, all of which are certified by LRS. In addition, Capital-Executive has implemented an “Integrated Management System Approach” verified by the LRS and adopted “Business Continuity Management” principles in cooperation with LRS.

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

Capital-Executive and Capital Gas currently outsource in part or in full the technical management and crewing of six container carrier vessels and six LNG carrier vessels to third parties.

56	Table of Contents

Crewing and Staff

Capital-Executive, through a Capital Maritime subsidiary in Romania and crewing offices in Romania, Russia and the Philippines, recruits senior officers and crews for our vessels. Our vessels are currently manned primarily by Romanian and Russian officers and Filipino ratings. We believe that Capital-Executive has significant experience in operating vessels in this configuration and has access to a pool of certified and experienced crew members whom it can recruit to man our vessels.

Capital Gas also recruits crew through a third-party manager.

The LNG vessels are currently manned primarily by Romanian, Ukrainian and Russian officers and Filipino ratings. The recent hostilities between Russia and Ukraine might adversely impact our ability to safely repatriate Russian and Ukrainian officers and make the ability to perform regular crew changes problematic, as travel may not be available. This could impact the smooth operations of vessels as new officers and crews are sourced which may not have the familiarity of the vessel that they are joining. The extent to which this war will impact the Partnership’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Accordingly, an estimate of the impact cannot be made at this time.

Classification, Inspection and Maintenance

Every oceangoing vessel must be “classed” and certified by a classification society. The classification society is responsible for verifying that the vessel has been built and maintained in accordance with the rules and regulations of the classification society and ship’s country of registry, as well as the international conventions which that country has accepted and signed. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

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

For the maintenance of the class certificate, regular and occasional surveys of hull and machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•	Annual surveys, which are conducted for the hull and the machinery at intervals of 12 months (or up to 15 months) from the date of commencement of the class period indicated on the certificate.

•	A bottom survey, which is an examination of the outside of the ship’s bottom and related items, and is normally carried out with the ship in dry-dock. However, the classification society may give consideration to alternate examination while the ship is afloat as an in-water survey. An in-water survey is not be permitted for ships 15 years of age and over that are assigned the notation ESP. A minimum of two bottom surveys are to be held in each five-year special survey period and the maximum interval between successive bottom surveys may not exceed three years. One of the two bottom surveys required in each five-year period is to coincide with the special survey. Non-ESP vessels (i.e., containers and LNG) are eligible to apply to the flag administration for the vessel to be placed on an Extended Dry-Docking (“EDD”) regime thus extending the bottom surveys to 7.5 years. The EDD scheme provides commercial flexibility and reduced operating expenses during the survey periods.

57	Table of Contents

•	Intermediate surveys, which are extended annual surveys and are typically conducted each two and a half years (or up to three years) after completion of each class renewal survey. In the case of newbuilds or vessels of up to 15 years of age, the requirements of the intermediate survey can be met through an underwater inspection in lieu of dry-docking the vessel. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•	Vessels above 15 years of age, subject to enhanced survey requirements, are also dry-docked twice during each five year cycle for inspection of the underwater parts and any deficiencies identified during the inspections need to be rectified either during the inspection or at a later stage if that is found to be appropriate based on its classification society. The classification surveyor in this case will issue a “recommendation” which must be rectified by the ship-owner within prescribed time limits.

•	Class renewal surveys (also known as special surveys) are carried out at the intervals indicated by the classification for the hull, which are usually at five-year intervals. During the special survey, the vessel is thoroughly examined, including Non-Destructive Inspections to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society will order steel renewals. The classification society may grant a three-month extension for completion of the special survey under certain conditions. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every five years, a ship-owner or manager has the option, depending on the type of ship, of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class.

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

58	Table of Contents

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

The following table sets forth certain information regarding our insurance coverage as of December 31, 2021:

Type	Aggregate Sum Insured for All Vessels in Our Existing Fleet
Hull and Machinery	$2.1 billion
Increased Value (including Excess Liabilities)	$545.5 million additional “total loss” coverage
Hull & Machinery (War Risks)	$2.7 billion
Protection and Indemnity (P&I) Pollution
Liability Claims	Up to $1.0 billion per incident per vessel

59	Table of Contents

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

Regulation

General

Our operations and our status as an operator and manager of ships are extensively regulated by international conventions, National Maritime Regulations of Country of Registry, Classification Rules and Regulations, IACS Quality Standards, U.S. federal, state and local as well as non-U.S. health, safety and environmental protection laws and regulations, including, the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Ports and Waterways Safety Act of 1972, the Act to Prevent Pollution from Ships, the U.S. Clean Air Act (“Clean Air Act”), the U.S. Water Pollution Control Act (“Clean Water Act”), Japanese Marine traffic safety laws, Australian Marine Orders regarding stevedores safety, as well as regulations adopted by the IMO and the EU, State air emission requirements, IMO/United States Coast Guard (“USCG”)/Environmental Protection Agency (“EPA”) pollution regulations and various SOLAS amendments, International Labour Organization (“ILO”) regulations, International Telecommunications Union (“ITU”) regulations, as well as insurance requirements and other regulations described below. In addition, various jurisdictions either have or are adopting ballast water management conventions to prevent the introduction of non-indigenous invasive species, and designating local air emission control areas. Compliance with these laws, regulations and other requirements could entail additional expense, including vessel modifications and implementation of additional operating procedures.

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

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will impose greater inspection, training and safety requirements on all types of vessels in the shipping industry. In addition to inspections by us, our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities (such as USCG, harbor master or equivalent), classification societies, flag state administration, P&I Clubs, Port State Control (“PSC”) officers, ILO inspectors, charterers, and particularly terminal operators which conduct frequent vessel inspections.

It is our policy to operate our vessels in full compliance with applicable environmental laws and regulations. However, regulatory programs are complex, frequently change and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these and any future requirements, or their impact on the resale value or useful life of our vessels.

60	Table of Contents

United States Requirements

The United States regulates the shipping industry with extensive environmental protection requirements and a liability regime addressing violations and the cleanup of oil spills, primarily through the Oil Pollution Act of 1990 (“OPA 90”), CERCLA and certain coastal state laws.

Under OPA 90, vessel operators, including vessel owners, managers and bareboat or “demise” charterers, are “responsible parties” who share strict joint and several liability for all containment and clean-up costs and other damages arising from oil spills from their vessels. These “responsible parties” would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The limits of OPA90 liability are the greater of $2,200 per gross ton or $18.8 million for any tanker other than single-hull tank vessels, over 3,000 gross tons (subject to possible adjustment for inflation). OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters.

CERCLA applies to the discharge of hazardous substances (other than oil) whether on land or at sea, and contains a liability regime that provides for cleanup costs and damages to natural resources. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying any hazardous substances as cargo, or the greater of $300 per gross ton or $0.5 million for any other vessel, per release of or incident involving hazardous substances. As with OPA 90, these limits of liability do not apply if the incident is caused by gross negligence, willful misconduct, violation of certain regulations or if the responsible party fails or refuses to report the incident or cooperate and assist in the substance removal activities, in which case, liability is unlimited. While OPA 90 and CERCLA would not apply to the discharge of LNG, these laws may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. We believe that we are in material compliance with OPA 90, CERCLA and all applicable state and local regulations in U.S. ports where our vessels call.

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

U.S. EPA regulations govern the discharge into U.S. waters of ballast water and other substances incidental to the normal operation of vessels. Under EPA regulations, commercial vessels greater than 79 feet in length are required to obtain coverage under the EPA 2013 Vessel General Permit (“VGP”) by submitting a Notice of Intent. The VGP incorporates current USCG requirements for ballast water management as well as supplemental ballast water requirements, and includes technology-based and water-quality based limits for other discharges, such as deck runoff, bilge water and gray water. USCG regulations will phase in stricter VGP ballast management requirements in the future.

61	Table of Contents

Administrative obligations, such as monitoring, recordkeeping and reporting requirements also apply. Implementation of the water treatment standards adopted by the USCG/EPA is required earlier than the implementation of equivalent standards agreed by the IMO. For trading in the U.S. waters, vessels are to be fitted with ballast water treatment systems approved by the USCG at the first bottom survey after January 1, 2016. A number of BWTS technologies have Alternate Management System (“AMS”) extension approvals and a number of other systems have recently received a USCG type BWTS approval. As of the date of this Annual Report, six of our vessels have been retrofitted with a BWTS while 12 vessels, including our six LNG carriers, were delivered from the building yard with BWTS attached.

The Clean Air Act requires the EPA to promulgate standards applicable to emissions of volatile organic compounds, hazardous air pollutants and other air contaminants. The Clean Air Act also requires states to draft State Implementation Plans (“SIPs”) designed to attain national health-based air quality standards, which have significant regulatory impacts in major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Individual states, including California, also regulate vessel emissions within state waters. California also has adopted fuel content regulations that will apply to all vessels sailing within 24 miles of the California coastline or whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. In addition, the IMO designates areas extending 200 miles from the U.S. territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Sulphur Emission Control Areas and NOx Emission Control Areas under amendments to the Annex VI of MARPOL (discussed below). In addition, regulatory initiatives to require cold-ironing (shore-based power while docked) or alternative emission reduction measures are under consideration or in the process of adoption in a number of jurisdictions to reduce air emissions from docked ships. Compliance with these regulations entails significant capital expenditures or otherwise increases the costs of our operations.

China Requirements

China established coastal emission control areas (ECA) that capped the sulphur content of marine fuels. The three ECAs are the Pearl River Delta, the Yangtze River Delta and Bohai Bay. These coastal ECAs are designated under Chinese domestic law and are not MARPOL Annex VI designated ECAs and exclude the waters under the jurisdiction of Hong Kong, Macao and Taiwan. Since 1 January 2019, vessels operating within such a coastal ECA have been required to use fuel with a maximum sulphur content of 0.50%. The China Maritime Safety Administration issued an “Implementation Scheme of 2020 Global Marine Fuel Oil Sulphur Cap” according to which, among other requirements, from 1 January 2022 a sulphur cap of 0.10% will apply to seagoing vessels entering Hainan Waters within the coastal ECA.

Korea Requirements

From 1 September 2020, the South Korea government implemented mandatory SOx Emission Control Areas (SECAs) requiring the use of 0.1% sulphur fuel by ships in specified port areas. The following seaport areas became Korean SECAs, Incheon (including Gyeongin port), Pyeongtaek·Dangjin Yeosu·Gwangyang (including Hadong port) Busan Ulsan.

Effective from 1 September 2020, all ships (including foreign-flagged vessels) berthed or at anchorage in the above SECAs must ensure that, one hour after mooring (or anchoring) and one hour before de-berthing (or heaving anchor), sulphur content of fuel oils used on board does not exceed 0.1% m/m (or an approved equivalent arrangement is used).

Effective from 1 January 2022, all ships (including foreign-flagged vessels) entering or leaving the SECAs must comply with the same 0.1% m/m sulphur fuel limit using the appropriate fuel oils (or approved equivalent arrangement).

62	Table of Contents

EU requirements

In September 2020, the EU agreed to cut GHG emissions by at least 55% by 2030 and to become climate neutral by 2050. The “Fit for 55” proposed legislative package issued on July 2021 to meet the new targets. It includes:

-	New Fuel EU Maritime Regulation: New policy measures to drive shift to low carbon fuels Revision of Alternative Fuels Directive and Revision of Energy Taxation Directive

European Trading System (ETS) Directive: Shipping will become subject to the ETS as of 2023, with the ships presently reporting emissions under the EU MRV regulation required to purchase CO2 emission credits. All intra-EU emissions will be included, but only 50% of the emissions for voyages when arriving in or departing from the EU. There will also be a phase-in period starting with 20% coverage in 2023 and increasing to 100% in 2026. Non-compliance is fined and may eventually lead to a ban from EU waters. A recent draft issued by the EU Parliament dated January 2022 envisages a more stringent ETS scheme, moving forward the date of full implementation of the ETS for the maritime sector by one year, from 2026 to 2025. It also provides for the option of being able to extend the EU measures to cover 100% of the emissions for in/out voyages (currently 50% as per Commission’s text), in the event that there has been insufficient progress at IMO level. In the event of adoption by IMO of a global market-based measure to reduce GHG before the 2028, the EU Parliament and the Council shall examine any such measure and consider to amend accordingly the EU ETS for shipping.

Fuel EU Maritime Regulation: This is a new regulation coming into effect in 2025, imposing life cycle GHG footprint requirements on the energy used onboard vessels. It will apply to the same vessels that are covered by the EU MRV regulation and will, in addition to CO2, cover methane and nitrous oxide, from a well-to-wake perspective. The GHG intensity of the energy used will be required to improve by 2% in 2025 relative to 2020, ramping up to 75% by 2050. Credits will be granted for energy generated on board, such as by wind power. The regulation will also require container and passenger vessels to connect to shore power from 2030 for stays longer than two hours. Similar to the ETS, non-compliance may lead to fines and vessels being banned from EU waters.

Alternative Fuels Infrastructure Regulation: This regulation is an update of an existing directive and will require EU member states to ramp up the availability of LNG by 2025 and onshore electrical power supply by 2030 in core EU ports.

Energy Taxation Directive: This directive is being revised to remove the tax exemption for conventional fuels used between EU ports as of 1 January 2023. International bunker for extra-EU voyages remains tax exempt. For heavy fuel oil, the new tax rate will be approximately €37 per tonne. LNG will initially be taxed at a rate of €0.6 per GJ. Alternative fuels will be tax exempt for a ten-year period.

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

63	Table of Contents

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

Vessels that transport gas, including LNG carriers, are also subject to the International Gas Carrier Code (“IGC”) which provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. Each of our vessels is in compliance with the IGC Code. Our ship manager holds a document of compliance under the ISM code for operation of Gas Carriers.

Noncompliance with the ISM code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to increased premiums and decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

64	Table of Contents

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the “CLC”) (the United States, with its separate OPA 90 regime, is not a party to the CLC). Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain defenses. Under the Protocol for vessels of 5,000 to 140,000 gross tons, liability is limited to approximately $7.1 million plus $989.2 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately $140.7 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on December 31, 2010. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law regimes govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability coverage requirements under the plan adopted by the IMO.

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

As of the date of this Annual Report, seven of our vessels have been retrofitted with scrubbers and six have been retrofitted with a BWTS while 12 vessels, including our six LNG carriers, were delivered from the building yard with BWTS attached. We may also decide to retrofit the rest of our fleet with scrubbers over the coming years, subject to market developments and yard availability.

Climate Change and Greenhouse Gas Regulation

Increasing concerns about climate change have resulted in a number of international, national and regional measures to limit greenhouse gas emissions and additional stricter measures can be expected in the future.

The Kyoto Protocol to the United Nations Framework Convention on Climate Change, or Kyoto Protocol, requires participating countries to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which contribute to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, new treaties may be adopted in the future that include restrictions on shipping emissions. The EU also has indicated that it intends to propose an expansion of the existing EU emissions trading scheme to include emissions of greenhouse gases from vessels. In addition, the EPA has begun regulating greenhouse gas emissions under the Clean Air Act and climate change initiatives have been adopted by state and local jurisdictions and are being considered in the U.S. Congress. A consensus agreement reached at the 2015 United Nations Climate Change Conference in Paris and ratified in October 2016 commits participating nations to reduce greenhouse gas emissions with a goal of keeping global temperature increases well below two degrees Celsius, above pre-industrial levels and pursuing efforts to limit the temperature increase to 1.5°C above pre-industrial levels with regular five-year reviews of progress beginning in 2023. National and multilateral efforts to meet these goals could result in reductions in the use of carbon fuels generally, and stricter limits on greenhouse gas emissions from ships in particular. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate that restrict emissions of greenhouse gases could have a financial impact on our operations that we cannot predict with certainty at this time. In addition, scientific studies have indicated that increasing concentrations of greenhouse gases in the atmosphere can produce climate changes with significant physical effects, such as increased frequency and severity of storms, floods and other severe weather events that could affect our operations. Increased concern over the effects of climate change may also affect energy strategies and consumption patterns which could adversely affect demand for the marine transport of petroleum products.

65	Table of Contents

IMO continues to contribute to the global fight against climate change, in support of the UN Sustainable Development Goal 13, to take urgent action to combat climate change and its impacts. In 2018, IMO adopted an initial strategy on the reduction of GHG emissions from ships, setting out a vision which confirms IMO’s commitment to reducing GHG emissions from international shipping and to phasing them out as soon as possible. The initial GHG strategy envisages, in particular, a reduction in carbon intensity of international shipping (to reduce CO2 emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008), and that total annual GHG emissions from international shipping be reduced by at least 50% by 2050 compared to 2008. In June 2021, the IMO adopted extensive new CO2 regulations applicable to existing ships. The Energy Efficiency Existing Ship Index (EEXI) addressing the technical efficiency of ships, the Carbon Intensity Indicator (CII) rating scheme addressing the operational efficiency. The EEXI will impose a requirement similar to EEDI to existing ships of specific ship types as a one-off certification. The EEXI is to be verified and a new Energy Efficiency Certificate issued no later than the first annual, intermediate or renewal IAPP survey or the initial IEE survey after 1 January 2023. An EEXI Technical File must be issued including the calculation of the attained EEXI, which must be below a required EEXI value. From 2023, the CII requirements will take effect for the entire fleet where vessels will need to demonstrate reductions of carbon intensity between January 2023 and 2030. Within 3 months after the end of each calendar year, ships shall calculate the attained annual operational CII over a 12-month period using data from the IMO Data Collection System and shall report it to its flag administration or recognized organization who shall:

- determine whether the data has been properly reported,

- verify the attained annual operational CII,

- determine the operational carbon intensity rating (A, B, C, D or E)

- will issue a Statement of Compliance related to fuel oil consumption reporting and annual operational carbon intensity rating.

For ships rated as D for 3 consecutive years or rated as E, the SEEMP shall be amended with a plan of corrective actions to achieve the required annual operational CII.

Disclosure of activities pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

During 2021, none of our vessels made any port calls to Iran.

In 2021, three vessels owned by CMTC made port call to Iran to discharge vegetable oils, while chartered out to an unaffiliated sub-charterer under the instructions of such sub-charterer. The aggregate revenue generated from this voyage charters represented approximately 2.4% of CMTC’s total revenues for the year ended December 31, 2021. The United States maintains broad authorizations and exceptions that allow for the sale of agricultural commodities and food to Iran. The position is similar under the relevant EU Regulations. CMTC does not attribute profits to specific voyages. As part of the voyage charter arrangements between CMTC and third-party charterers or sub-charterers, CMTC or its manager may pay fees and expenses related to the port calls made in Iran through a private third-party agent in Iran appointed by the third-party charterer or sub-charterer.

66	Table of Contents

C.	Organizational Structure

CPLP is a limited partnership organized in the Republic of the Marshall Islands. As of the date of this annual report, it has 26 subsidiaries which are incorporated in the Marshall Islands, Liberia and Cyprus. Of our significant subsidiaries, 21 either own or leaseback vessels in our fleet. Our subsidiaries are wholly-owned by us. A list of our significant subsidiaries as of the date of this annual report, is set forth in Exhibit 8.1 to this annual report.

Please also see Note 1 (Basis of Presentation and General Information) to our Financial Statements for a list of our significant subsidiaries as of December 31, 2021.

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

For a discussion of the year ended December 31, 2020, compared to the year ended December 31, 2019, please refer to Part A, Item 5, “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 27, 2021.

The following discussion contains forward-looking statements that are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks and uncertainties discussed in “Item 3. Key Information—D. Risk Factors” These risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Forward-looking statements are not guarantees and actual results could differ materially from those expressed or implied in the forward-looking statements.

A.	Operating Results Overview

We are an international owner of ocean-going vessels.

We were organized in January 2007 by Capital Maritime, an international shipping company with a long history of operating and investing in the shipping market.

Our primary business objective is to make distributions to our unitholders on a quarterly basis and increase the level of our distributable cash flow over time, subject to shipping and charter market developments and our ability to obtain required financing and access financial markets.

We seek to rely on medium- to long-term, fixed-rate period charters and our Managers’ cost-efficient management of our vessels to provide visibility of revenues, earnings and distributions in the medium- to long-term. As our vessels come up for re-chartering, we seek to redeploy them on terms that reflect our expectations of the market conditions prevailing at the time.

67	Table of Contents

We intend to further evaluate potential opportunities to acquire both newly built and second-hand vessels from Capital Maritime and its affiliates or third parties (including, potentially, through the acquisition of, or combination with, other shipping businesses) in a prudent manner that is accretive to our unitholders and long-term distribution cash flow growth, subject to approval of our board of directors, overall market conditions and our ability to obtain required financing and access financial markets.

We generally rely on external financing sources, including bank borrowings and sale-leaseback arrangements and, depending on market conditions, the issuance of debt and equity securities, to fund the acquisition of new vessels. See “—B. Liquidity and Capital Resources” below.

As of December 31, 2021, the Marinakis family, including Evangelos M. Marinakis, the chairman of Capital Maritime, our sponsor, may be deemed to beneficially own a 27.3% interest in us through, among others, Capital Maritime and CGC Operating.

Our Charters

We generate revenues by charging our charterers for the use of our vessels.

Historically, our vessels were chartered under time or bareboat charter agreements. As of December 31, 2021, with the exception of the M/V Cape Agamemnon, all of our vessels, were trading in the period market.

Our vessels are currently under contracts with HMM, Hapag-Lloyd, MSC, ONE, BP, Cheniere and Engie.

The loss of, default by or restructuring of any significant charterer or a substantial decline in the amount of services requested by a significant charterer could harm our business, financial condition and results of operations. Please read “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Operations—We currently derive all of our revenues from a limited number of charterers and the loss of any charterer or charter or vessel could result in a significant loss of revenues and cash flows.”.

Factors Affecting Our Future Results of Operations

We believe that the principal factors affecting our future results of operations are the economic, regulatory, financial, credit, political and governmental conditions prevailing in the shipping industry generally and in the countries and markets in which our vessels are chartered.

As of the date of this Annual Report, we are exposed to the container and LNG markets to a significant extent, as our fleet is comprised of 14 container carrier vessels, six LNG carrier vessels and one drybulk vessel. We have one time charter that will expire in the coming 12 months and one vessel trading in the spot market.

The world economy has experienced significant economic and political upheavals in recent history. In addition, credit supply has been constrained and financial markets have been particularly turbulent for master limited partnerships such as us. Protectionist trends, global growth and demand for the seaborne transportation of goods, including dry and containerized goods and liquified natural gas and overcapacity and deliveries of newly built vessels may affect the shipping industry in general and our business, financial condition, results of operations and cash flows in particular.

68	Table of Contents

Some of the key factors that may affect our business, future financial condition, results of operations and cash flow include the following:

•	supply and demand for containerized goods, LNG and dry cargo;

•	supply and orderbook of vessels, including, container vessels, liquefied natural gas and drybulk vessels;

•	the continuing demand for goods from China, India, Brazil and Russia and other emerging markets and developments in international trade including threats and/or imposition of trade tariffs;

•	the impact of COVID-19 on the container, LNG and drybulk charter market and on our operations;

•	time charter hire levels and our ability to enter our vessels into long-term charters at competitive rates as their current charters expire;

•	our ability to comply with the covenants in our financing arrangements, including covenants relating to the maintenance of vessel value ratios;

•	developments in vessel values, which might affect our ability to comply with certain covenants under our financing arrangements and/or refinance our debt;

•	the relationships and reputation of our Managers, our General Partner and Capital Maritime in the shipping industry;

•	the effective and efficient technical management of our vessels;

•	the strength of and growth in the number of our customer relationships;

•	continued and consistent support from our Managers at comparable rates;

•	the prevailing spot market rates and the number of our vessels which we may operate in the spot market;

•	our level of debt and the related interest expense and amortization of principal;

•	the ability to increase the size of our fleet and make additional acquisitions that are accretive to our unitholders;

•	our access to debt and equity financing, and the cost of capital required to acquire additional vessels or to implement our business strategy;

•	our ability to comply with maritime regulations and standards, including new environmental regulations and standards, and the costs associated therewith; and

•	the costs associated with upcoming dry-docking of our vessels.

Please read “Item 3. Key Information—D. Risk Factors” for a discussion of certain risks inherent in our business.

Factors to Consider When Evaluating Our Results

We believe it is important to consider the size of our fleet when evaluating our results of operations. In February 2021, we completed the acquisition of three Panamax container carrier vessels, the M/V Long beach Express, the M/V Seattle Express and the M/V Fos Express. During the second half of the year 2021 we completed the acquisition of six LNG carrier vessels, the LNG/C Aristos I and the LNG/C Aristarchos on September 3, 2021, the LNG/C Attalos and the LNG/C Asklipios on November 18, 2021, the LNG/C Adamastos on November 29, 2021 and the LNG/C Aristidis I on December 16, 2021. In May and December 2021, respectively, we completed the sale of the disposal of two Neo-Panamax container carrier vessels, the M/V CMA-CGM Magdalena and the M/V Adonis, resulting in an increase in the weighted average number of vessels for the year 2021 of 3.1 compared to the year 2020. As our fleet grows or as we dispose of our vessels, our results of operations reflect the contribution to revenue of, and the expenses associated with, a varying number of vessels over time, which may affect the comparability of our results year-on-year.

69	Table of Contents

Results of Operations

We have derived the following selected historical financial data for the years ended December 31, 2021 and 2020 from our Financial Statements. The table below should be read together with, and is qualified in its entirety by reference to, the Financial Statements. Our Financial Statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) as described in Note 2 (Significant Accounting Policies) to the Financial Statements. All numbers are in thousands of U.S. Dollars, except numbers of units and earnings per unit.

	2021	2020
Income Statement Data:
Revenues	$184,665	$140,865
Expenses / (income), net:
Voyage expenses	10,698	6,301
Vessel operating expenses	41,199	33,745
Vessel operating expenses – related parties	5,923	4,976
General and administrative expenses	8,662	7,195
Gain on sale of vessels	(46,812)	—
Vessel depreciation and amortization	46,935	41,405
Total operating expenses	66,605	93,622
Operating income	118,060	47,243
Other income / (expense), net:
Interest expense and finance cost	(20,129)	(16,741)
Other income / (expense)	247	(135)
Partnership’s net income	98,178	30,367

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Our results of operations for the years ended December 31, 2021 and 2020 differ primarily due to:

•	the net increase in the weighted average number of vessels in our fleet by 3.1 vessels following the acquisition of three Panamax container carrier vessels and six LNG carrier vessels which are earning revenues and are incurring operating expenses at a higher rate compared to the rest of our fleet, and the disposal of two Neo Panamax container carrier vessels during 2021;

•	the off-hire days and costs incurred from five vessels which underwent their special survey (including three vessels on which we installed scrubbers) during the twelve months ended December 31, 2020, compared to none during the year ended December 31, 2021; and

•	the gain on sale of vessels of $46.8 million, we recognized after the sale of the M/V CMA-CGM Magdalena and the M/V Adonis.

70	Table of Contents

Total Revenues

Total revenues, consisting of time and voyage charter revenues, amounted to $184.7 million for the year ended December 31, 2021 compared to $140.9 million for the year ended December 31, 2020.

The increase of $43.8 million was primarily a result of the net increase in the average number of vessels in our fleet by 3.1 vessels during the year ended December 31, 2021, the higher average charter rates earned by certain of our vessels and the decrease in off-hire days incurred in connection to special surveys which certain of the Partnership’s vessels underwent during the year 2020 compared to none during the year 2021.

Time and voyage charter revenues are mainly comprised of the charter hires received from unaffiliated third-party charterers and are generally affected by the number of vessel operating days, the average number of vessels in our fleet and the charter rates.

For the year ended December 31, 2021, HMM and Hapag-Lloyd accounted for 29% and 24% of our total revenues from continuing operations, respectively.

For information on the risks arising from a concentration of counterparties, see “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Operations—We currently derive all of our revenues from a limited number of charterers and the loss of any charterer or charter or vessel could result in a significant loss of revenues and cash flows”.

Please read “Item 4. Information on the Partnership—B. Business Overview—Our Fleet” and “—Our Charters” for information about the charters on our vessels, including daily charter rates.

Voyage Expenses

Total voyage expenses amounted to $10.7 million for the year ended December 31, 2021, compared to $6.3 million for the year ended December 31, 2020. The increase of $4.4 million was primarily attributable to the increase in the average number of vessels in our fleet and one of the vessels in our fleet being employed under voyage charters for the entirety of 2021, whereas it was only partially employed under a voyage charter in 2020, resulting in increased voyage expenses incurred by that vessel in 2021.

Voyage expenses primarily consist of bunkers, port expenses, canal dues and commissions. Commissions are paid to shipbrokers for negotiating and arranging charter party agreements on our behalf. Voyage expenses incurred during time charters are paid for by the charterer, except for commissions, which are paid for by us. Voyage expenses incurred during voyage charters or off hire periods are paid for by us. Please also refer to Note 11 (Voyage Expenses and Vessel Operating Expenses) to the Financial Statements for information on the composition of our voyage expenses.

Vessel Operating Expenses

For the year ended December 31, 2021, our total vessel operating expenses amounted to $47.1 million compared to $38.7 million for the year ended December 31, 2020. The $8.4 million increase in total vessel operating expenses primarily reflects the increase in the number of vessels in our fleet during 2021 including the six LNG carriers which are incurring operating expenses at a higher rate compared to the rest of our fleet, partly offset by the disposal of two Neo Panamax container carrier vessels and the operating expenses incurred by certain of our vessels passing their special survey during the year 2020.

Total vessel operating expenses for the year ended December 31, 2021 include expenses of $5.9 million incurred under the management agreements we have with our Managers, compared to $5.0 million during the year ended December 31, 2020.

See Note 11 (Voyage Expenses and Vessel Operating Expenses) to the Financial Statements for information on the composition of our vessel operating expenses.

71	Table of Contents

General and Administrative Expenses

General and administrative expenses amounted to $8.7 million for the year ended December 31, 2021, compared to $7.2 million for the year ended December 31, 2020. The $1.5 million increase in general and administrative expenses is primarily attributable to fees and expenses incurred in connection to the acquisition of vessels during 2021 and the Bonds issued on the Athens Stock Exchange which were not eligible for capitalization.

General and administrative expenses include board of directors’ fees and expenses, audit and certain legal fees, compensation cost related to our Omnibus Incentive Compensation Plan and other fees related to the expenses of the publicly traded partnership.

Gain on sale of vessels

Gain on sale of vessels amounted to $46.8 million for the year ended December 31, 2021, compared to nil for the year ended December 31, 2020. Gain on sale of vessels includes the gain that we recognized after the sale of the two Neo Panamax container carrier vessels during 2021. No sale occurred during 2020.

Vessel Depreciation and Amortization

Depreciation and amortization amounted to $46.9 million for the year ended December 31, 2021, compared to $41.4 million for the year ended December 31, 2020. The $5.5 million increase in vessel depreciation and amortization primarily reflects the net increase in the number of vessels in our fleet during the year ended December 31, 2021.

Generally, depreciation is expected to increase if the average number of vessels in our fleet increases.

Total Other Expense, Net

Total other expense, net for the year ended December 31, 2021 amounted to $19.9 million, compared to $16.9 million for the year ended December 31, 2020. Total other expense, net includes interest expense and finance costs of $20.1 million for the year ended December 31, 2021, compared to $16.7 million for the year ended December 31, 2020. The increase of $3.4 million primarily reflects higher interest costs incurred mainly as a result of the increase in the weighted average debt outstanding during 2021 partly offset by the decrease in the LIBOR weighted average interest rate for the year ended December 31, 2021 compared to 2020.

Interest expense and finance costs include interest expense, amortization of financing charges, commitment fees and bank charges.

The weighted average interest rate on the debt outstanding under our financing arrangements for the year ended December 31, 2021 was 2.9%, compared to 3.6% for the year ended December 31, 2020. Please also refer to Note 8 (Long-Term Debt) to our Financial Statements.

Net Income

Net income for the year ended December 31, 2021 amounted to $98.2 million compared to $30.4 million for the year ended December 31, 2020.

72	Table of Contents

B.	Liquidity and Capital Resources

As of December 31, 2021, total cash and cash equivalents (including restricted cash) were $31.0 million. Restricted cash under our financing arrangements amounted to $10.6 million.

We do not have any undrawn amounts under our financing arrangements. See also “—Borrowings (Financing Arrangements)” below for information regarding our financing arrangements.

Generally, our primary sources of funds have been cash from operations, bank borrowings, sale-leaseback arrangements and equity and debt securities offerings.

Cash from operations depends on our chartering activity. Depending on the prevailing market rates when our charters expire, we may not be able to re-charter our vessels at levels similar to their current charters, which may affect our future cash flows from operations. Cash flows from operations may be further affected by other factors described in “Item 3. Key Information— D. Risk Factors”. We expect that one of our charters will expire in the coming 12 months.

Because we distribute all of our available cash (a contractually defined term, generally referring to cash on hand at the end of each quarter after provision for reserves), we generally rely upon external financing sources, including bank borrowings and equity and debt securities offerings, to fund replacement, expansion and investment capital expenditures, and to refinance or repay outstanding indebtedness.

In particular, since 2011, our board of directors has elected not to provision cash reserves for estimated replacement capital expenditures. Accordingly, our ability to maintain and grow our asset base, including through further dropdown opportunities from Capital Maritime and its affiliates or acquisitions from third parties, and to pay or increase our distributions as well as to maintain a strong balance sheet depends on, among other things, our ability to obtain required financing, access financial markets and refinance part or all of our existing indebtedness on commercially acceptable terms.

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

As of December 31, 2021, total partners’ capital amounted to $525.5 million, an increase of $103.4 million compared to $422.1 million as of December 31, 2020. The increase reflects net income for the year ended December 31, 2021, $15.3 million representing the value of 1.15 million common units issued as part of the consideration paid for the acquisition of the LNG/C Aristos I and the LNG/C Aristarchos on September 3, 2021 and the amortization associated with the equity incentive plan, partly offset by distributions declared and paid during the period in the total amount of $7.6 million and the repurchase of the Partnership’s common units for an aggregate amount of $4.5 million.

Subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

For more information on our anticipated future cash requirements and resources please refer to Note 8 (Long-Term Debt) and Note 16 (Commitments and Contingencies) to our Financial Statements.

73	Table of Contents

Cash Flows

The following table summarizes our cash and cash equivalents provided by / (used in) operating, financing and investing activities for the years presented below, in millions.

	2021	2020
Net Cash Provided by Operating Activities	$111.2	$80.7
Net Cash Used in Investing Activities	$(175.1)	$(185.2)
Net Cash Provided by Financing Activities	$40.6	$95.4

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $111.2 million for the year ended December 31, 2021 compared to $80.7 million for the year ended December 31, 2020. The increase of $30.5 million was mainly attributable to the net increase in the number of vessels in our fleet following the acquisition of the three Panamax container carrier vessels in February 2021 and the six LNG carrier vessels during the second half of the year 2021, an increase in pre-collections of revenue to be earned in future periods, a decrease in the amounts we reimbursed our Managers for expenses paid on our behalf, a decrease in the amounts we owed for operating and other expenses and a decrease in payments for dry-docking costs partly offset by an increase in our trade receivables.

Net Cash Used in Investing Activities

Net cash used in investing activities refers primarily to cash used for vessel acquisitions and improvements, including installation of scrubbers and BWTS, partly offset by proceeds from the sale of vessels. Net cash used in investing activities for the year ended December 31, 2021 amounted to $175.1 million compared to $185.2 million during the year 2020. The decrease of $10.1 million in net cash flows used in investing activities, was primarily attributable to the $193.0 million net proceeds from the sale of two container vessels during 2021, compared to 2020, where no sale of vessel occurred, which partly offset the $365.7 million paid to acquire three Panamax container carrier vessels and six LNG carrier vessels during the year 2021 and $2.4 million paid for vessel improvements compared to $162.6 million paid to acquire three Neo-Panamax container carrier vessels in January 2020 and $22.6 million for vessel improvements including advances relating to the installation of BWTS and scrubbers equipment for the year 2020.

Net Cash Provided by Financing Activities

Net cash provided by financing activities for the year ended December 31, 2021, was $40.6 million representing mainly cash proceeds of $204.3 million from the financing arrangements we entered into during the year 2021, to partly finance the acquisition of the M/V Long beach Express, the M/V Seattle Express and the M/V Fos Express and the issuance of the Bonds in October 2021, partly offset by $6.1 million paid for the issuance of these financing arrangements, $49.3 million of scheduled principal payments, $96.2 million prepayment of the ICBCFL financing arrangement as a result of the sale of the two Neo-Panamax container carrier vessels in 2021, $7.6 million of dividends paid to our common unit holders and $4.5 million paid to acquire CPLP units under our repurchase program. Net cash provided by financing activities for the year ended December 31, 2020, was $95.4 million representing mainly cash proceeds of $270.9 million from the three new financing arrangements we entered into during the year 2020 to partly finance the acquisition of the M/V Athenian, the M/V Aristomenis and the M/V Athos and to partly refinance the 2017 credit facility, partly offset by $4.8 million paid for the issuance of these financing arrangements, $116.5 million prepayment of the 2017 credit facility in connection with the refinancing, $37.1 million of scheduled principal payments and $17.1 million of dividends paid to our common unit holders.

74	Table of Contents

Borrowings (Financing Arrangements)

Our long-term borrowings are reflected in our balance sheet in non-current liabilities as “Long-term debt, net” and in current liabilities as “Current portion of long-term debt, net”.

As of December 31, 2021 and 2020 our total borrowings were $1,317.4 million and $379.7 million respectively. See Note 8 (Long-Term Debt) to our Financial Statements for further discussion of our long-term debt.

The 2017 Credit Facility

On September 6, 2017, we entered into the 2017 credit facility with a syndicate of lenders led by HCOB and ING, as mandated lead arrangers and bookrunners, and BNP Paribas and National Bank of Greece S.A., as arrangers. In October 2017, we drew $460.0 million thereunder.

The 2017 credit facility initially consisted of two tranches repayable in 24 equal quarterly instalments of $13.2 million in aggregate in addition to a balloon instalment of $143.0 million payable, together with the final quarterly instalment, in the fourth quarter of 2023.

In connection with the DSS Transaction, on March 27, 2019, we amended the 2017 credit facility and prepaid an amount of $89.3 million thereunder. The amended 2017 credit facility consists of a single tranche required to be repaid in 19 equal quarterly instalments of $7.7 million in addition to a balloon installment of $139.1 million payable, together with the final quarterly installment, in the fourth quarter of 2023. On May 27, 2020 upon the closing of the ICBCFL facility described below, we repaid $116.5 million to release three vessels under the 2017 credit facility. As of December 31, 2021 the balance outstanding under the 2017 credit facility was $106.0 million.

The 2020 Credit Facility

On January 17, 2020 we entered into a new term loan facility with Hamburg Commercial Bank A.G. (the “2020 Credit Facility”) of up to $38.5 million for the purpose of partially financing the acquisition of M/V Athenian. The full amount of the facility was drawn on January 22, 2020. As of December 31, 2021 the balance outstanding under the 2020 Credit Facility was $32.5 million.

The 2020 CMBFL Sale and Lease Back

On January 20, 2020 we entered into an agreement for the sale and lease back of the vessels M/V Athos and M/V Aristomenis with “CMBFL” for $38.5 million each. The lease agreement has a duration of five years and includes a purchase option for us to acquire each vessel on expiration of the lease at the predetermined price of $22.5 million, and requires us to pay the amount of $7.5 million to CMBFL if the option is not exercised. In addition, we have various purchase options commencing from the first anniversary of the lease. The full amounts were drawn on January 23, 2020. As of December 31, 2021 the balance outstanding under the 2020 CMBFL facility was $65.8 million.

The ICBCFL Sale and Lease Back

In December 2019 we entered into a non-binding term sheet and in May 2020 into an agreement with ICBCFL for the sale and lease back of three vessels then mortgaged under the 2017 credit facility, namely the M/V Akadimos (ex CMA CGM Amazon), the M/V Adonis (ex CMA CGM Uruguay) and the M/V CMA CGM Magdalena, for a total amount of $155.4 million. The lease has a duration of seven years after drawdown and includes mandatory purchase obligations for us to repurchase the vessels on expiration of the agreement, at the predetermined price of $77.7 million. In addition, we have various purchase options commencing from the first anniversary of the lease. The full amount was drawn on May 27, 2020. The amount we repaid to release these three vessels under the 2017 credit facility was $116.5 million. On April 7, 2021 the Partnership entered into memorandums of agreement for the sale of the M/V CMA CGM Magdalena and the M/V Adonis to an unaffiliated third party for a total consideration of $195.0 million. The M/V CMA CGM Magdalena and the M/V Adonis were delivered to their new owners on May 17, 2021 and December 13, 2021, respectively. The amount repaid to ICBCFL on the delivery of the vessels to their new owners was $96.2 million in total. As of December 31, 2021, the balance outstanding under the ICBCFL Facility was $45.7 million.

75	Table of Contents

The 2021 CMBFL Panamax Sale and Lease Back

On January 22, 2021, we entered into an agreement for the sale and lease back of the vessels M/V Long Beach Express, M/V Seattle Express and M/V Fos Express with CMBFL for $10.0 million each. The lease agreement has a duration of five years. In addition, we have various purchase options commencing from the first anniversary of the lease, including an option to purchase the vessel on the 5th anniversary of the lease for a predetermined price of $4.5 million. The full amounts were drawn on February 25, 2021. As of December 31, 2021, the balance outstanding under the 2021 CMBFL Panamax Facility was $27.6 million.

The CMTC Seller’s Credit

In connection to the acquisition of the M/V Long Beach Express, the M/V Seattle Express and the M/V Fos Express, the Partnership entered into a seller’s credit agreement with Capital Maritime to defer $6.0 million of the purchase price of the vessels for up to five years from the delivery of the vessels”.

The 2021 BoComm Sale and Lease Back

Upon the acquisition of the LNG/C Aristos I and the LNG/C Aristarchos on September 3, 2021, we assumed indebtedness, previously entered by the companies owning the vessels, of $148.9 million and $155.4 million, respectively, under sale and lease back transactions (the “2021 BoComm Facility”). At maturity on October 2027 and May 2028, the lease provides for a purchase obligation to acquire each vessel at the predetermined price of $84.7 million. In addition, the lease agreement includes various purchase options commencing from the inception of the lease. As of December 31, 2021 the balance outstanding under the 2021 BoComm Facility was $296.0 million.

The CGC Seller’s Credit

In connection to the acquisition of the vessels LNG/C Aristos I and Aristarchos, the Partnership entered into a seller’s credit agreement with CGC to defer $10.0 million of the purchase price of the vessels for up to twelve months from the delivery of the vessels. The CGC Seller’s Credit is unsecured and interest free.

The 2021 CMBFL LNG/C Sale and Lease Back

Upon the acquisition of the LNG/C Attalos and the LNG/C Asklipios on November 18, 2021, we assumed debt previously incurred by the companies owning the vessels, of $146.3 million and $149.6 million, respectively, under sale and lease back transactions with CMBFL. At maturity on August 2028 and September 2028, the lease provides for a purchase option to acquire each vessel at the predetermined price of $90.7 million and $91.4 million respectively. In addition, the lease agreement includes various purchase options commencing from the first anniversary of the lease. As of December 31, 2021 the balance outstanding under the 2021 CMBFL LNG/C Facility was $293.8 million.

76	Table of Contents

The 2021 Shin Doun Sale and Lease Back

Upon the acquisition of the LNG/C Adamastos on November 29, 2021, we assumed debt previously incurred by the company owning the vessel, of $143.1 million, under sale and lease back transaction with Shin Doun. The lease agreement has a duration of 15 years maturing in July 2036 and includes a purchase obligation at the end of the lease at a predetermined price of $30.0 million. As of December 31, 2021 the balance outstanding under the 2021 Shin Doun Facility was $142.6 million.

The 2021 Credit Facility

Upon the acquisition of the LNG/C Aristidis I on December 16, 2021, we assumed debt previously incurred by the Seller, of $123.0 million, under a syndicate credit facility led by ING. As of December 31, 2021 the 2021 Credit Facility has a remaining duration of six years, maturing in December 2027. As of December 31, 2021 the balance outstanding under the 2021 Credit Facility was $120.6 million.

Senior Unsecured Bonds

On October 20, 2021, the wholly owned subsidiary of the Partnership, CPLP Shipping Holdings PLC, issued €150.0 million of senior unsecured bonds in Greece. The Bonds are guaranteed by the Partnership, mature in October 2026 and have a coupon of 2.65%, payable semi-annually. The trading of the Bonds on the Athens Stock Exchange commenced on October 25, 2021.

The required annual payments to be made subsequently to December 31, 2021 with reference to our financing arrangements are as follows:

For the year ending December 31,	In millions
2022	$100.1
2023	163.3
2024	66.2
2025	124.0
2026	243.4
Thereafter	620.4
Total	$1,317.4

On December 2, 2021 we entered into a cross currency agreement with Piraeus Bank SA exchanging €120.0 million with $139.7 million paying fixed annual rate of 3.655%. The agreements effective date is October 21, 2021 and its maturity date is October 21, 2025.

On December 13, 2021 we entered into a cross currency agreement with Alpha Bank SA exchanging €30.0 million with $34.9 million paying fixed annual rate of 3.69%. The agreements effective date is October 21, 2021 and its maturity date is October 21, 2025.

Our financing arrangements other than the Bonds, contain customary ship finance covenants, including restrictions as to changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness and the mortgaging of vessels.

Our financing arrangements including the Bonds also contain financial covenants:

•	to maintain minimum free consolidated liquidity of at least $0.5 million per collateralized vessel;

•	to maintain a ratio of EBITDA (as defined therein) to net interest expense of at least 2.00 to 1.00 on a trailing four quarter basis; and

•	not to exceed a specified maximum leverage ratio in the form of a ratio of total net indebtedness to (fair value adjusted) total assets of 0.75.

77	Table of Contents

In addition, the Bonds require that:

•	we maintain a pledged (DSRA) with a minimum balance €0.1 million

•	we deposit to the DSRA 50% of any cash disbursements to unitholders (e.g., dividends) exceeding $20.0 million per annum, capped at 1/3 of the par value of the Bonds outstanding at the time; and

•	if our MVAN falls below $300.0 million then to deposit to the DSRA the difference between the MVAN and the $300.0 million (capped to 1/3 of the par value of the Bonds outstanding).

Furthermore, all our financing arrangements other than the Bonds provide that:

•	we are required to maintain a minimum security coverage ratio, usually defined as the ratio of the market value of the collateralized vessels or vessel and net realizable value of additional acceptable security to the respective outstanding amount under the applicable financing arrangement between 110% and 125%;

•	the vessel-owning subsidiaries may pay dividends or make distributions provided that no event of default has occurred and the payment of such dividend or distribution does not result in an event of default, including a breach of any of the financial covenants; and

•	the earnings, insurances and requisition compensation of the vessels are required to be assigned as collateral and additional security, including pledge and charge on current account, corporate guarantee from each of the vessel-owning subsidiaries and mortgage interest insurance, is also required.

These financing arrangements are secured by first-priority mortgages over all our vessels and are guaranteed by each vessel-owning subsidiary and contain a “Market Disruption Clause,” which the lenders may unilaterally trigger, requiring us to compensate the lenders for any increases to their funding costs caused by disruptions to the market.

As of December 31, 2021, we were in compliance with all financial debt covenants under all our financing arrangements.

Our ability to comply with the covenants and restrictions contained in our financing arrangements may be affected by events beyond our control, including prevailing economic, financial and industry conditions, interest rate developments, changes in the funding costs of our financing institutions and changes in vessel earnings and asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our financing arrangements, or if we trigger a cross-default currently contained in our financing arrangements, we may be forced to suspend our distributions, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us (if any) may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under certain of our credit facilities are secured by our vessels or through the ownership of the vessels, and if we are unable to repay, or otherwise default on, our financing arrangements, the lenders could seek to take control of these assets.

78	Table of Contents

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios described above. If the estimated asset values of our vessels decrease, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our financing arrangements. A decline in the market value of our vessels could also affect our ability to refinance our debt and/or limit our ability to obtain additional financing. A decrease of 20% in the fair market values of our vessels would not cause any violation of the indebtedness to market value covenants, contained in our financing arrangements.

C.	Research and Development. Not applicable.

Not applicable.

D.	Trend Information.

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on, among other things, the demand and supply dynamics characterizing the container, the LNG and drybulk markets at the time of re-chartering a vessel. For other trends affecting our business please see other discussions in “—A. Operating Results” above.

E.	Critical Accounting Estimates

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

Critical accounting estimates are those estimates made in accordance with U.S. GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. We have described below what we believe our critical accounting estimates are. For a description of our significant accounting policies, see Note 2 (Significant Accounting Policies) to our Financial Statements.

Impairment

The carrying value of each of our vessels represents its original cost (contract price plus initial expenditures) at the time of delivery or purchase less accumulated depreciation or impairment charges. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuilds. In the past several years, market conditions have changed significantly as a result of the credit crisis and the resulting slowdown in world trade. During 2021, charter rates for vessels have increased.

The table below specifies (i) the carrying value of each of our vessels as of December 31, 2021 and 2020 and (ii) which of those vessels we believe had a charter-free market value below its carrying value. We believe that the aggregate carrying value of the vessels indicated with an asterisk below exceeded their aggregate basic charter-free market value by approximately $3.3 million and $57.0 million as of December 31, 2021 and 2020, respectively. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, to a willing buyer in circumstances where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values.

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

79	Table of Contents

		Carrying value as of December 31, 2021	Carrying value as of December 31, 2020
Vessels	Date acquired by us	(in millions of United States dollars)
M/V Cape Agamemnon	06/09/2011	$32.3*	$34.2*
M/V Archimidis	12/22/2012	$40.3	$43.8*
M/V Agamemnon	12/22/2012	$43.3	$46.8*
M/V Hyundai Prestige	09/11/2013	$40.7	$43.0*
M/V Hyundai Premium	03/20/2013	$40.2	$42.4*
M/V Hyundai Paramount	03/27/2013	$40.1	$42.4*
M/V Hyundai Privilege	09/11/2013	$40.9	$43.1*
M/V Hyundai Platinum	09/11/2013	$40.9	$43.2*
M/V Akadimos (ex CMA CGM Amazon)	06/10/2015	$69.2	$72.7
M/V Adonis (ex CMA CGM Uruguay)	09/18/2015	$—	$73.6
M/V CMA CGM Magdalena	02/26/2016	$—	$72.5
M/V Athenian	01/22/2020	$48.6	$51.5
M/V Athos	01/23/2020	$48.6	$51.5
M/V Aristomenis	01/23/2020	$48.6	$51.5
M/V Long Beach Express	02/25/2021	$16.8	$—
M/V Seattle Express	02/25/2021	$16.8	$—
M/V Fos Express	02/25/2021	$16.8	$—
LNG/C Aristos I	09/03/2021	$193.7	$—
LNG/C Aristarchos	09/03/2021	$191.3	$—
LNG/C Aristidis I	12/16/2021	$202.1	$—
LNG/C Attalos	11/18/2021	$204.1	$—
LNG/C Adamastos	11/29/2021	$207.9	$—
LNG/C Asklipios	11/18/2021	$198.7	$—
Total		$1,781.9	$712.2

*	Indicates vessels for which we believe that, as of December 31, 2021 and 2020, the carrying value exceeds the basic charter-free market value. As discussed below, we believe that the carrying values of our vessels as of December 31, 2021 and 2020 were recoverable as the undiscounted projected net operating cash flows of these vessels exceeded their carrying value by a significant amount.

We performed undiscounted cash flow tests as of December 31, 2021 and 2020, as an impairment analysis, in which we made estimates and assumptions relating to determining the projected undiscounted net operating cash flows by considering the following:

•	the charter revenues from existing time charters for the fixed fleet days (our remaining charter agreement rates);

•	vessel operating expenses;

•	dry-docking expenditures;

•	an estimated gross daily time charter rate for the unfixed days (based on the ten-year historical average of time charters with duration of one year) over the remaining economic life of each vessel, excluding days of scheduled off-hires;

80	Table of Contents

•	residual value of vessels;

•	commercial and technical management fees;

•	a utilization rate of 99.6% based on the fleet’s historical performance; and

•	the remaining estimated life of our vessels.

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

Our assumptions, based on historical trends, and our accounting policies are as follows:

•	in accordance with the prevailing industry standard, depreciation is calculated using an estimated useful life of 25 years for our container and bulk carrier vessels and 35 years for our LNG carrier vessels, commencing at the date the vessel was originally delivered from the shipyard;

•	estimated useful life of vessels takes into account design life, commercial considerations and regulatory restrictions based on our fleet’s historical performance;

•	estimated charter rates are based on rates under existing vessel contracts and thereafter at market rates at which we expect we can re-charter our vessels based on market trends. We believe that the ten-year historical average is appropriate (or less than ten years if appropriate data is not available) for the following reasons:

-	it reflects more accurately the earnings capacity of the type, specification, deadweight capacity and average age of our vessels;

-	it reflects the type of business conducted by us (period as opposed to spot);

-	it includes at least one market cycle; and

-	respective data series are adequately populated.

•	estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our vessels may spend operating on the spot market, are based on the historical experience of our fleet;

•	estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs based on the historical experience of our fleet and our expectations of future operating requirements;

•	vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate based on the ten year historical average demolition prices per ton; and

•	the remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in our depreciation calculations.

81	Table of Contents

The impairment test that we conduct is most sensitive to variances in future time charter rates. Based on the sensitivity analysis performed for December 31, 2021 and 2020, we would begin recording impairment on the first vessel that will incur impairment by vessel type for time charter declines from their ten-year historical averages as follows:

Percentage Decline from which Impairment would be recorded

	Year ended December 31, 2021	Year ended December 31, 2020
Type of vessels
Cape vessel	25.2%	19.6%
Container vessels 5,000 TEU	—	46.4%
Container vessels 8,000 TEU	—	46.4%

Based on the above assumptions we determined that the undiscounted cash flows support the vessels’ carrying amounts as of December 31, 2021 and 2020.

Item 6.	Directors, Senior Management and Employees.

Management of Capital Product Partners L.P.

Pursuant to our partnership agreement, our General Partner has delegated to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation is binding on any successor general partner of the Partnership.

Our General Partner, Capital GP L.L.C., manages our day-to-day activities consistent with the policies and procedures adopted by our board of directors. Our General Partner is a limited liability company initially formed and controlled by Capital Maritime as sole member. In April 2019, Capital Maritime transferred all membership interests in our General Partner to Mr. Miltiadis E. Marinakis. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Operations—We depend on our General Partner, a private company under the ownership of Mr. Miltiadis E. Marinakis, for the day-to-day management of our affairs.”.

Our board of directors currently consists of seven members, including two members who are designated by our General Partner in its sole discretion and five members who are elected by the common unitholders.

82	Table of Contents

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

At our annual general meeting of unitholders held on September 23, 2021, Abel Rasterhoff and Dimitris P. Christacopoulos were elected to act as a Class II Directors until the Partnership’s 2024 annual meeting of Limited Partners.

Our General Partner intends to cause its officers to devote as much time as is necessary for the proper conduct of our business and affairs. Our General Partner’s Chief Executive Officer, Mr. Gerasimos (Jerry) Kalogiratos, Chief Financial Officer, Mr. Nikolaos Kalapotharakos and Chief Commercial Officer, Spyridon Leousis, allocate their time between managing our business and affairs and the business and affairs of Capital Maritime, and/or its affiliates. The amount of time they allocate between our business and their other positions varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

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

A.	Directors and Senior Management.

Set forth below are the names, ages and positions of our directors and our General Partner’s executive officers as of the date of this Annual Report.

Name	Age	Position
Keith Forman(4)	63	Director and Chairman of the Board(5)
Gerasimos (Jerry) Kalogiratos(1)	44	Director and Chief Executive Officer of our General Partner
Gurpal Grewal(1)	75	Director
Rory Hussey(2)	70	Director(5)
Abel Rasterhoff(3)	82	Director(5)
Eleni Tsoukala(4)	44	Director(5)
Dimitris P. Christacopoulos(3)	51	Director(5)
Nikolaos Kalapotharakos	47	Chief Financial Officer of our General Partner
Spyridon Leousis	43	Chief Commercial Officer of our General Partner

(1)	Appointed by our General Partner.
(2)	Class I director (term expires in 2023).
(3)	Class II director (term expires in 2024).
(4)	Class III director (term expires in 2022).
(5)	Member of our audit committee, our conflicts committee and compensation committee.
83	Table of Contents

Biographical information with respect to each of our directors, our director nominees and our General Partner’s executive officers is set forth below. The business address for our executive officers is 3 Iassonos Street Piraeus, 18537 Greece.

Keith Forman, Director and Chairman of the Board.

Mr. Forman is the chairman of our board of directors and a member of our conflicts committee, audit committee and compensation committee. Mr. Forman joined our board on April 3, 2007. In January 2020, Mr. Forman began a fellowship at Harvard University’s Advanced Leadership Initiative which ended on December 31, 2021. Mr. Forman has held a number of executive, director and advisory positions at investment companies and master limited partnerships throughout his career. Since May 2012, Mr. Forman has been acting as a senior advisor to Industry Funds Management, an Australian fund manager investing in infrastructure projects worldwide. Between December 2014 and December 2017, Mr. Forman served as president and chief executive officer of the now discontinued Rentech, Inc. Mr. Forman also served as a director of the general partner of CVR Partners between April 2016 and April 2017. Between November 2007 and March 2010, Mr. Forman was a partner and chief financial officer of Crestwood Midstream Partners, a private equity-backed investment partnership active in the midstream energy market. Prior to his tenure at Crestwood, Mr. Forman was senior vice president, finance for El Paso Corporation, vice president of El Paso Field Services, and from 1992 to 2003, chief financial officer of GulfTerra Energy Partners L.P., a publicly traded master limited partnership. Mr. Forman holds a B.A. degree in economics and political science from Vanderbilt University.

Gerasimos (Jerry) Kalogiratos, Director and Chief Executive Officer.

Mr. Kalogiratos was appointed as the Chief Executive of our General Partner in June 2015. He has also previously served as Chief Financial Officer of our General Partner until February 28, 2018, when he was succeeded by Mr. Nikolaos Kalapotharakos. He joined our board of directors in December 2014. Mr. Kalogiratos joined Capital Maritime & Trading Corp. in 2005 and was part of the team that completed the IPO of Capital Product Partners L.P. in 2007. He has also served as Chief Financial Officer and director of NYSE-listed Crude Carriers Corp. before its merger with us in September 2011. He has over 17 years of experience in the shipping and finance industries, specializing in vessel acquisition and projects and shipping finance. Before he joined Capital Maritime, he worked in equity sales in Greece. He completed his MA in European Economics and Politics at the Humboldt University in Berlin and holds a B.A. degree in Politics, Philosophy and Economics from the University of Oxford in the United Kingdom and an Executive Finance degree from the London Business School. From March 2019 to July 2021, Mr. Kalogiratos served on the board of directors of NYSE listed DSSI.

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

Spyridon Leousis, Chief Commercial Officer.

Mr. Leousis was appointed as Chief Commercial Officer of our General Partner on January 24, 2022. Mr. Leousis brings 18 years of global experience in the LNG shipping and finance industries. He currently serves as Business Development Director of Capital Gas and has previously worked as Head of Planning and Analysis for Nakilat, the largest LNG shipowner in the world and as Senior Consultant for the Treasury of National Bank of Greece. He holds an MEng in Naval Architecture and Marine Engineering from National Technical University of Athens and an MBA from Athens University of Economics and Business.

84	Table of Contents

Gurpal Grewal, Director.

Mr. Gurpal Grewal joined our board of directors on November 16, 2017. Mr. Gurpal Grewal previously served as technical director of Capital Ship Management Corp. Mr. Grewal is a chartered engineer and has over 35 years of experience in new building design, construction, and supervision of bulk carriers, tankers, LPG and LNG vessels. He previously served as technical director for both Quintana Shipping Co. and Marmaras Navigation Ltd. Between 2004 and 2008, Mr. Grewal was a member of the board of directors and conflicts committee of Quintana Maritime Co. Between June 1998 and September 2005, Mr. Grewal served as technical director and principal surveyor for Lloyd’s Register of Shipping and Industrial Services S.A. (“Lloyd’s Register”) in Greece. Mr. Grewal was also previously employed by Lloyd’s Register in London as a senior ship and engineer surveyor in the Fleet Services Department. In addition, from 1996 to 1998, Mr. Grewal served as assistant chief resident superintendent with John J. McMullen & Associates, New York, where he supervised the new building of product tankers in Spain. Prior to 1996, Mr. Grewal served for ten years as senior engineer at Lloyd’s Register supervising the construction of new building vessels in a variety of shipyards.

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

85	Table of Contents

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

Reimbursement of Expenses of Our General Partner

Our General Partner does not receive any management fee or other compensation for managing us. Our General Partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our General Partner. In 2021, these expenses for which our General Partner was reimbursed amounted to $0.01 million.

Executive Compensation

The compensation of our General Partner’s Chief Executive Officer, Chief Financial Officer, and Chief Commercial Officer (appointed on January 24, 2022) is set and paid by our General Partner, and we reimburse our General Partner for such costs and related expenses under relevant executive service agreements. We do not have a retirement plan for our General Partner’s executive officers or directors. Officers and employees of our General Partner or its affiliates may participate in employee benefit plans and arrangements sponsored by Capital Maritime, our General Partner or their affiliates, including plans that may be established in the future. For the year ended December 31, 2021 we paid our General Partner $1,880,000 as compensation for services related to the management of our business and affairs, including the appointment and performance of relevant duties of the chief executive officer, chief finance officer, and a number of additional officers.

Compensation of Directors

Our directors receive compensation for their services as directors, as well as for serving in the role of committee chair, and have also received restricted units, all of which have now vested. Please read “—E. Share Ownership—Omnibus Incentive Compensation Plan” below for additional information. For the year ended December 31, 2021, our directors, including our chairman, received an aggregate cash amount of $0.5 million. In lieu of any other compensation, our chairman receives an annual fee for acting as a director and as the chairman of our board of directors. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees and is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

86	Table of Contents

Services Agreement

Under separate service agreements entered into between our General Partner and its Chief Executive Officer, if a change in control affecting us occurs, each of our General Partner’s officers may resign within six months of such change in control. There are no service agreements between any of the directors and us.

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

During the year ended December 31, 2021, our board of directors held 16 meetings. As part of our board meetings, our independent directors meet without the non-independent directors in attendance. In addition, the board regularly holds sessions without the CEO and executive officers present. During the year ended December 31, 2021 our independent directors held three executive sessions. Even if Board members are not able to attend a board meeting, all board members are provided information related to each of the agenda items before each meeting, and can therefore provide counsel outside regularly scheduled meetings. All directors were present at all meetings of the board of directors and all meetings of committees of the board of directors on which such director served.

Although the Nasdaq Global Select Market does not require a listed limited partnership like us to have a majority of independent directors on our board of directors or to establish a compensation committee or a nominating/corporate governance committee, our board of directors is currently comprised of directors a majority of whom are independent and has established an audit committee, a conflicts committee and a compensation committee comprised solely of independent directors. Each of the committees operates under a written charter adopted by our board of directors which is available under “Corporate Governance” in the Investor Relations tab of our web site at www.capitalpplp.com. The information contained on, or that can be accessed through this website is not part of, and is not incorporated into, this Annual Report. The membership and main functions of each committee are described below.

Audit Committee. The audit committee of our board of directors is composed of three or more independent directors, each of whom must meet the independence standards of the Nasdaq Global Select Market, the SEC and any other applicable laws and regulations governing independence from time to time. The audit committee is currently comprised of directors Dimitris Christacopoulos (Chair), Abel Rasterhoff, Rory Hussey, Keith Forman and Eleni Tsoukala. All members of the committee are financially literate and our board of directors has determined that Mr. Rasterhoff qualifies as an “audit committee financial expert” for purposes of the U.S. Sarbanes-Oxley Act of 2002. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. The audit committee met four times during the year ended December 31, 2021, on January 21, April 26, July 21 and October 25.

87	Table of Contents

Conflicts Committee. The conflicts committee of our board of directors is composed of the same directors constituting the audit committee, being Keith Forman (chair), Abel Rasterhoff, Rory Hussey, Eleni Tsoukala and Dimitris Christacopoulos. The members of our conflicts committee may not be officers or employees of our General Partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the Nasdaq Global Select Market to serve on an audit committee of a board of directors and certain other requirements. The conflicts committee reviews specific matters that the board believes may involve conflicts of interest and determines if the resolution of the conflict of interest is fair and reasonable to us. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our General Partner or its affiliates of any duties any of them may owe us or our unitholders. The conflicts committee met twelve times during the year ended December 31, 2021.

Compensation Committee. The compensation committee of our board of directors is composed of the same directors constituting the audit committee and conflicts committee, being Rory Hussey (chair), Keith Forman, Abel Rasterhoff, Eleni Tsoukala and Dimitris Christacopoulos. The compensation committee reviews compensation of the members of the board of directors and has overall responsibility for approving and evaluating our compensation plans, policies and programs, but not the compensation of the executive officers of the General Partner of the Partnership and related executive service agreements. The Compensation Committee met once during the year ended December 31, 2021.

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

As of December 31, 2021:

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

Omnibus Incentive Compensation Plan

On April 29, 2008, our board of directors adopted an omnibus incentive compensation plan (the “Plan”), according to which we were entitled to issue a limited number of awards to our employees, consultants, officers, directors or affiliates, including the employees, consultants, officers or directors of our General Partner, our Managers, Capital Maritime and certain key affiliates and other eligible persons. The Plan contemplated awards in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. The Plan was administered by our General Partner as authorized by our board of directors. The Plan was amended from time to time. As at December 31, 2018, all restricted units issuable under the Plan had been issued, and all restricted units allocated under the Plan had vested. Please read Note 14 (Omnibus Incentive Compensation Plan) to our Financial Statements.

88	Table of Contents

In July 2019, the board of directors adopted an amended and restated Plan, so as to reserve for issuance a maximum number of 740,000 restricted common units. On the same day, the Partnership awarded 445,000 unvested units to employees and non-employees. Awards granted to certain employees and non-employees vested in three equal installments ending on December 31, 2021. All awards under the amended Plan are conditional upon the grantee’s continued service until the applicable vesting date.

In January 2022, the board of directors adopted an amended and restated Plan, so as to reserve for issuance a maximum number of 750,000 restricted common units. As of the date of this Annual Report the total number of restricted common units reserved was 1,045,000.

Item 7.	Major Unitholders and Related-Party Transactions.

As of December 31, 2021, our partners’ capital consisted of 20,125,516 common units, of which 14,353,156 were beneficially owned by public unitholders, no subordinated units, 348,570 general partner units and 382,250 treasury units that the Partnership has purchased under the unit repurchase program currently in effect.

On January 25, 2021, the Partnership’s Board of Directors approved a unit repurchase program, providing the Partnership with authorization to repurchase up to $30.0 million of units of the Partnership’s common units, effective for a period of two years. As of the date of this report, the Partnership had purchased 382,250 common units under the program. Please see “Item 16 – E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Based on 19,637,624 units issued and outstanding (excluding treasury units of 487,892 and including 348,570 general partner units) on April 18, 2022, the Marinakis family, including Evangelos M. Marinakis, the chairman of Capital Maritime, may be deemed to beneficially own a 27.4% interest in us, through (i) Capital Maritime, which may be deemed to beneficially own 3,887,694 common units representing a 19.8% interest in us, (ii) Capital Gas Corp., which may be deemed to beneficially own 1,153,846 common units representing a 5.9% interest in us and (iii) our General Partner, which may be deemed to beneficially own 348,570 general partner units representing a 1.8% interest in us.

As of March 17, 2022, there were two holders of record of our common units, which have a U.S. mailing address. One of these two holders is CEDE & Co., a nominee company for The Depository Trust Company (a registered clearing agency with the SEC), which held approximately 80.0% of our outstanding common units as of such date. The beneficial owners of the common units held by CEDE & Co. may include persons who reside outside the United States.

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

89	Table of Contents

Name of Beneficial Owner	Number of Common Units Owned	Percentage of Total Common Units (excluding treasury units of 487,892)
Capital Maritime (1)	3,887,694	20.2%
Capital Gas Corp. (2)	1,153,846	6.0%
Donald Smith & Co., Inc. (3)	1,442,246	7.5%
All executive officers and directors as a group (seven persons) (4)	*	*

(1)	The Marinakis family, including Evangelos M. Marinakis, our former chairman, through its ownership of Capital Maritime may be deemed to beneficially own, or to have beneficially owned, all of our units held by Capital Maritime.

(2)	The Marinakis family, including Miltiadis E. Marinakis, through its ownership of the 100% of Capital Gas Corp., may be deemed to beneficially own all of our units held by Capital Gas Corp.

(3)	As reported in a Schedule 13G/A filed on February 7, 2022 by (i) Donald Smith & Co., Inc., a Delaware corporation (“DSCI”) and (ii) DSCO Value Fund, L.P., a Delaware limited partnership. According to the Schedule 13G, DSCI is an investment adviser, and the address of its principal office is 152 W 57th Street, New York NY 10019. According to the Schedule 13G/A, the ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, common units, is vested in the institutional clients for which DSCI serves as investment advisor. DSCI does not serve as custodian of the assets of any of its clients and accordingly, in each instance only the client or the client’s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, common units. According to the Schedule 13G/A, to the knowledge of DSCI, with respect to the common units reported in the Schedule 13G/A owned by advisory client of DSCI, not more than 5% of the common units is owned by any one client. With respect to the remaining common units owned, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common units. No one person’s interest in the common units is more than 5% of the total outstanding common units.

(4)	See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” above.

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

Our General Partner, which is a private entity wholly owned by Mr. Miltiadis E. Marinakis, controls the appointment of up to three of the members of our board of directors. Capital Maritime and Capital Gas Corp. can vote the common units they hold in their totality on all matters that arise under the partnership agreement (except for the election of directors elected by holders of our common units). Accordingly, our General Partner, Capital Maritime and Capital Gas Corp. have the ability to exercise significant influence on important actions we may take.

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

90	Table of Contents

In 2022, we amended the executive services agreement with our General Partner according to which our General Partner provides certain executive officers services for the management of the Partnership’s business as well as investor relations and corporate support services to the Partnership, for a fee of US$2.0 million per annum.

In 2018, Capital Ship Management conducted a management buy-out led by its senior management. Since then, Capital Ship Management is no longer part of the group of companies controlled by Capital Maritime.

See Note 5 (Transactions with Related Parties) to our Financial Statements for additional information on fees pays under our management agreements.

Transactions entered into during the year ended December 31, 2021

Share Purchase Agreements with CGC Operating for the Acquisition of the Companies Owning Six LNG Carriers and the CGC Seller’s Credit

On August 31, 2021, CPLP agreed to acquire the shares of the companies owning three 174,000 CBM latest generation X-DF LNG carriers from CGC Operating for total consideration of $599.8 million comprised of (i) $147.1 million of cash on hand, (ii) the assumption of the $427.4 million of secured debt, (iii) the issuance of 1,153,846 (or $15.3 million in value) of new common units of CPLP at a premium to the trading unit price at the time of the agreement and (iv) the CGC Seller’s Credit, which is $10.0 million of unsecured, interest free seller’s credit. The three vessels are the LNG/C Aristos I, the LNG/C Aristarchos and the LNG/C Aristidis I.

In connection with the acquisition of the LNG/C Aristos I and the LNG/C Aristarchos, the Partnership entered into the CGC Seller’s Credit, which is a seller’s credit agreement with CGC Operating to defer $10.0 million of the purchase price for up to twelve months from the delivery of the vessels. The CGC Seller’s Credit is unsecured and interest free. For a discussion of the financing of this acquisition, see “Item 4. Information on the Partnership—A. History and Development of the Partnership—2021 Developments.”

Furthermore, on August 31, 2021, the Partnership secured an option, which was exercised on November 4, 2021, to acquire the shares of the companies owning an additional three X-DF LNG sister vessels for a total consideration of $623.0 million comprised of (i) 184.0 million of cash on hand and (ii) the assumption of the $439.0 million of secured debt. The three vessels are the LNG/C Attalos, the LNG/C Asklipios and the LNG/C Adamastos.

On March 30, 2022, CGC Operating transferred all 1,153,846 common units held by it to Capital Gas Corp. for no consideration. Mr. Miltiadis M. Marinakis beneficially owns 50% of CGC Operating and the remaining 50% of CGC Operating is beneficially owned by a U.S.-based financial sponsor. In connection with the transfer of common units from CGC Operating to Capital Gas Corp., Capital Gas Corp. paid $9,029,877.39 to the U.S.-based financial sponsor in exchange for its interest in the common units held by CGC Operating. Mr. Miltiadis E. Marinakis beneficially owns of 100% of Capital Gas Corp.

91	Table of Contents

 Share Purchase Agreements for the Acquisition of the Companies Owning M/V Long Beach Express, M/V Seattle Express and the M/V Fos Express and the CMTC Seller’s Credit

On January 27, 2021, we entered into three separate share purchase agreements with Capital Maritime for the acquisition of the shares of the companies owning the M/V Long Beach Express, M/V Seattle Express and the M/V Fos Express (three sister 5,100 TEU container vessels built in 2008 at Hanjin Heavy Industries, South Korea), for a consideration of $13.5 million each. The vessels were delivered to the Partnership on February 25, 2021.

In connection with this acquisition, the Partnership entered into a seller’s credit agreement with Capital Maritime to defer $6.0 million of the purchase price for up to five years from the delivery of the vessels. The CMTC Sellers’ Credit bears interest at a fixed rate of 5.0% per year. For a discussion of the financing of this acquisition, see “Item 4. Information on the Partnership—A. History and Development of the Partnership—2021 Developments.”

Floating Rate Management Agreements with Capital Gas

On its acquisition date in 2021, each vessel-owning subsidiary of our six LNC/C vessels entered into a floating rate management agreement with Capital Gas, pursuant to which Capital Gas provides certain commercial and technical management services.

Floating Rate Management Agreement with Capital-Executive

In February 2021, each vessel-owning subsidiary of M/V Long Beach Express, M/V Seattle Express and the M/V Fos Express, entered into a floating rate management agreement with Capital-Executive, pursuant to which Capital-Executive provides certain commercial and technical management services.

Transactions entered into during the year ended December 31, 2020

Share purchase Agreements for the acquisition of M/V Athenian, the M/V Athos and M/V Aristomenis. On January 22, 2020, we entered into three separate share purchase agreements with Capital Maritime for the Acquisition of the Companies owning the M/V Athenian, the M/V Athos and M/V Aristomenis for a consideration of $54.2 million each.

Change of Management Agreement for M/V Cape Agamemnon. On November 30, 2020 the M/V Cape Agamemnon, the last vessel to which Capital Ship Management provided technical management services entered into a technical management agreement with Capital-Executive with the same terms.

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

92	Table of Contents

Floating Rate Management Agreement with Capital-Executive. In August 2019, each vessel-owning subsidiary of our ten container vessels owned at the time entered into a floating rate management agreement with Capital-Executive, pursuant to which Capital-Executive provides certain commercial and technical management services.

Executive services agreement with our General Partner. In 2019, we amended the executive services agreement with our General Partner according to which our General Partner provides certain executive officers services for the management of the Partnership’s business as well as investor relations and corporate support services to the Partnership, for a fee of US$1.9 million per annum. See “—Administrative and executive services agreement with Capital Ship Management and our General Partner” above.

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

Neither our General Partner nor our board of directors will be in breach of their obligations under the partnership agreement or their duties to us or the unitholders if the resolution of the conflict is:

93	Table of Contents

•	approved by the conflicts committee, although neither our General Partner nor our board of directors are obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our General Partner or any of its affiliates, although neither our General Partner nor our board of directors are obligated to seek such approval;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties, but neither our General Partner nor our directors are required to obtain confirmation to such effect from an independent third party; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

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

94	Table of Contents

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

Our General Partner’s Chief Executive Officer, Chief Financial Officer and Chief Commercial Officer are also executive officers or employees of Capital Maritime, Capital Ship Management or their respective affiliates.

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

95	Table of Contents

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

96	Table of Contents

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

Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our General Partner or by our directors. We have adopted these provisions to allow our General Partner and our directors to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the officers of our General Partner have fiduciary duties to manage our General Partner in a manner beneficial both to its owner, as well as to you. These modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of:

•	the fiduciary duties imposed on our General Partner and our directors by the MILPA;

•	material modifications of these duties contained in our partnership agreement; and

•	certain rights and remedies of unitholders contained in the MILPA.

Marshall Islands law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner and the directors of a Marshall Islands limited partnership to refrain from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that a partner refrain from dealing with the limited partnership in the conduct or winding up of the limited partnership business or affairs as or on behalf of a party having an interest adverse to the limited partnership, refrain from competing with the limited partnership in the conduct of the limited partnership’s business or affairs before the dissolution of the limited partnership, and to account to the limited partnership and hold as trustee for it any property, profit or benefit derived by the partner in the conduct or winding up of the limited partnership’s business or affairs or derived from a use by the partner of partnership property, including the appropriation of a limited partnership opportunity. In addition, although not a fiduciary duty, a partner shall discharge the duties to the limited partnership and exercise any rights consistently with the obligation of good faith and fair dealing.

97	Table of Contents

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

98	Table of Contents

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

99	Table of Contents

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

100	Table of Contents

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

Even if our cash distribution policy is not modified or revoked, the decision to make any distribution and the amount thereof are determined by our board of directors, taking into consideration the terms of our partnership agreement. Our distribution policy is subject to certain restrictions, including the following:

•	Our common unitholders have no contractual or other legal right to receive distributions other than the right under our partnership agreement to receive available cash on a quarterly basis. Our board of directors has broad discretion to establish reserves and other limitations in determining the amount of available cash.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. The partnership agreement can be amended in certain circumstances with the approval of a majority of the outstanding common units.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement and the establishment of any reserves for the prudent conduct of our business.

•	Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution if, after giving effect to the distribution, our liabilities (other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours) would exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.

•	Our common units are subject to the prior distribution rights of any holders of our preferred units then outstanding.

•	We may lack sufficient cash to pay distributions on our common units due to, among other things, decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

•	Our distribution policy will be affected by restrictions on distributions under our credit facilities which contain material financial tests and covenants that must be satisfied. Should we be unable to satisfy these terms, covenants and restrictions included in our credit facilities or if we are otherwise in default under the credit agreements, our ability to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy, would be materially adversely affected.

101	Table of Contents

•	If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

•	If the ability of our subsidiaries to make any distribution to us is restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws or any other laws and regulations, our ability to make distributions to our unitholders may be restricted.

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

Definition of Operating Surplus

For any period, other than the quarter during which an event giving rise to our liquidation occurs (unless our unitholders have a right to elect to continue our business and so elect), operating surplus generally means:

•	an amount equal to two times the amount needed for any one quarter for us to pay a distribution on all of our units, the general partner units and the incentive distribution rights at the same per-unit amount as was distributed in the immediately preceding quarter; plus

•	all of our cash receipts, excluding cash from (1) borrowings, other than working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) capital contributions; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•	interest paid on debt incurred and cash distributions paid on equity securities issued, in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset such as vessels during the period from such financing until the earlier to occur of the date the capital asset is put into service and the date that it is abandoned or disposed of; plus

•	interest paid on debt incurred and cash distributions paid on equity securities issued, in each case, to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the construction projects described in the immediately preceding bullet; less

•	all of our operating expenditures after the repayment of working capital borrowings, but not (1) the repayment of other borrowings, (2) actual maintenance and replacement capital expenditures or expansion capital expenditures or investment capital expenditures, (3) transaction expenses (including taxes) related to interim capital transactions or

102	Table of Contents

•	(4) distributions; less

•	estimated maintenance and replacement capital expenditures and the amount of cash reserves established by our board of directors to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred.

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

Examples of maintenance and replacement capital expenditures include capital expenditures associated with dry-docking, modifying an existing vessel or acquiring a new vessel to the extent such expenditures are incurred to maintain the operating capacity of or the revenue generated by our fleet. Maintenance and replacement capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance the construction of a replacement vessel and paid during the construction period, which we define as the period beginning on the date that we enter into a binding construction contract and ending on the earlier of the date that the replacement vessel commences commercial service or the date that the replacement vessel is abandoned or disposed of. Debt incurred to pay or equity issued to fund construction period interest payments, and distributions on such equity, will also be considered maintenance and replacement capital expenditures.

103	Table of Contents

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

Distributions of Available Cash From Operating Surplus

We make quarterly distributions of available cash from operating surplus in the following manner, subject to applicable law:

104	Table of Contents

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our General Partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

The preceding paragraph and other similar disclosure in this Section assumes that our General Partner maintains its initial 2.0% general partner interest. As of the date of this Annual Report, our General Partner holds a 1.8% general partner interest.

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

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our General Partner, until each unitholder receives a total of $1.6975 per unit for that quarter (the “first target distribution”),

•	second, 85.0% to all unitholders, pro rata, and 15.0% to our General Partner, until each unitholder receives a total of $1.8725 per unit for that quarter (the “second target distribution”),

•	third, 75.0% to all unitholders, pro rata, and 25.0% to our General Partner, until each unitholder receives a total of $2.0475 per unit for that quarter (the “third target distribution”), and

•	thereafter, 65.0% to all unitholders, pro rata, and 35.0% to our General Partner.

The percentage interests set forth above assume that our General Partner maintains its initial 2.0% general partner interest and has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities. As of the date of this Annual Report, our General Partner holds a 1.8% general partner interest.

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

105	Table of Contents

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our General Partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our General Partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our General Partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our General Partner assume that our General Partner maintains its initial 2.0% general partner interest and that our General Partner has not transferred the incentive distribution rights. As of the date of this Annual Report, our General Partner holds a 1.8% general partner interest.

	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
		Unitholders	General Partner

Minimum Quarterly Distribution	$1.6275	98.0%	2.0%
First Target Distribution	up to $1.6975 (1)	98.0%	2.0%
Second Target Distribution	above $1.6975 (1) up to $1.8725	85.0%	15.0%
Third Target Distribution	above $1.8725 up to $2.0475	75.0%	25.0%
Thereafter	above $2.0475	65.0%	35.0%

(1)	As disclosed on our Report on Form 6-K furnished on August 26, 2014, Capital Maritime unilaterally notified the Partnership that it decided to waive its rights to receive quarterly incentive distributions between $1.6975 and $1.75. Capital Maritime permanently waived these rights after discussion with, and with the unanimous support of, the conflicts committee of our board of directors. This waiver effectively increases the First Target Distribution and the lower bound of the Second Target Distribution (as referenced in the table above) from $1.6975 to $1.75.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to our General Partner, until we distribute for each common unit an aggregate amount of available cash from capital surplus equal to the initial unit price of the common units issued in our initial public offering; and

•	thereafter, we will make distributions of available cash from capital surplus as if they were from operating surplus.

The preceding paragraph is based on the assumption that our General Partner maintains its initial 2.0% general partner interest and that we do not issue additional classes of equity securities. As of the date of this Annual Report, our General Partner holds a 1.78% general partner interest.

106	Table of Contents

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

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units (as we did in connection with the DSS Transaction) or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution; and

•	the target distribution levels.

For example, if a two-for-one split of the common and subordinated units should occur, the minimum quarterly distribution, the target distribution levels would be reduced to 50% of the initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

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

107	Table of Contents

then the proceeds of the liquidation will be applied as follows:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to our General Partner, until we distribute for each outstanding common unit an amount equal to such initial unit price (as adjusted) (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our General Partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; and

•	thereafter, 50.0% to all unitholders, pro rata, 48.0% to holders of incentive distribution rights and 2.0% to our General Partner.

The preceding paragraph is based on the assumption that our General Partner maintains its initial 2.0% general partner interest and has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities. As of the date of this Annual Report, our General Partner holds a 1.8% general partner interest.

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

108	Table of Contents

B.	Significant Changes

Other than as described in “Item 4. Information on the Partnership—A. History and Development of the Partnership—Recent Developments” in Note 17 (Subsequent Events) to our Financial Statements and below, no significant changes have occurred since the date of our Financial Statements.

On January 24, 2022, the board of directors of the Partnership declared a cash distribution of $0.15 per common unit for the fourth quarter of 2021. The fourth quarter common unit cash distribution was paid on February 10, 2022, to unitholders of record on February 3, 2022.

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

Our General Partner has delegated to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis. Our General Partner, subject to the direction and supervision of our board of directors, manages our business and affairs and carries out our purpose.

Please refer to Exhibit 2.1 (Description of Securities registered under Section 12 of the Exchange Act) to this Annual Report for a summary of the material provisions of our partnership agreement. The partnership agreement and the amendments thereto are filed as Exhibit I to our Report on Form 6-K dated February 24, 2010, as Exhibit I to our Report on Form 6-K dated September 30, 2011, as Exhibit II to our Report on Form 6-K/A dated May 23, 2012, as Exhibit II to our Report on Form 6-K dated March 21, 2013 and as Exhibit A to Exhibit I to our Report on Form 6-K dated August 26, 2014. We will provide prospective investors with a copy of our limited partnership agreement and any amendments thereto upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this Annual Report:

•	with regard to distributions of available cash, please read “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—How We Make Cash Distributions,” and

•	with regard to the fiduciary duties of our General Partner and our directors, please read “Item 7. Major Unitholders and Related Party Transactions—B. Related-Party Transactions —Conflicts of Interest and Fiduciary Duties.”.

109	Table of Contents

C.	Material Contracts

For a discussion of material contracts, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries are a party, for the two years immediately preceding the date of this Annual Report please see “Item 4. Information on the Partnership—A. History and Development of the Partnership” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings (Financing Arrangements).” Please also refer to “Item 7. Major Unitholders and Related Party Transactions—B. Related-Party Transactions” for further detail on the transactions entered into with related parties.

D.	Exchange Controls

We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of the Marshall Islands that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to persons that are both to non-resident and non-citizen holders of our securities.

E.	Taxation

Marshall Islands Taxation

The following is a discussion of the material Marshall Islands tax consequences of our activities to unitholders who are not citizens of and do not reside in, maintain offices in or carry on business or conduct transactions or operations in the Marshall Islands (“non-resident holders”). Because we, our subsidiaries and our controlled affiliates do not, and assuming that we and our subsidiaries will not carry on business or conduct transactions or operations in the Marshall Islands, under current Marshall Islands law non-resident holders of our securities will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to such non-resident holders. In addition, non-resident holders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our securities, and will not be required by the Republic of the Marshall Islands to file a tax return relating to such securities.

Taxation of the Partnership

Because we, our subsidiaries and our controlled affiliates do not, and we and our subsidiaries will not carry on business or conduct transactions or operations in the Marshall Islands, under current Marshall Islands law neither we, our subsidiaries nor our controlled affiliates will be subject to Marshall Islands income, capital gains, profits or other taxation, other than taxes or fees due to (i) the continued existence of legal entities registered in the Republic of the Marshall Islands, (ii) the incorporation or dissolution of legal entities registered in the Republic of the Marshall Islands, (iii) filing certificates (such as certificates of incumbency, merger, or redomiciliation) with the Marshall Islands registrar, (iv) obtaining certificates of goodstanding from, or certified copies of documents filed with, the Marshall Islands registrar, (v) compliance, or penalties for noncompliance, with Marshall Islands law concerning books and records and economic substance regulations and (vi) vessel ownership, such as tonnage tax. As a result, distributions by our subsidiaries and our controlled affiliates to us will not be subject to Marshall Islands taxation.

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

110	Table of Contents

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

111	Table of Contents

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

The Publicly Traded Test requires that the stock of a non-U.S. corporation be “primarily and regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. The Section 883 Regulations provides, in pertinent part, that equity interests in a non-U.S. corporation will be considered to be “primarily traded” on an established securities market in a given country if the number of units of each class of equity relied upon to meet the “regularly traded” test that are traded during any taxable year on all established securities markets in that country exceeds the number of units in each such class that are traded during that year on established securities markets in any other single country. Equity of a non-U.S. corporation will be considered to be “regularly traded” on an established securities market under the Section 883 Regulations if one or more classes of equity of the corporation that, in the aggregate, represent more than 50% of the total combined voting power and value of the non-U.S. corporation are listed on such market and certain trading volume requirements are met or deemed met as described below. For this purpose, if one or more “5% Unitholders” (i.e., a unitholder holding, actually or constructively, at least 5% of the vote and value of a class of equity) own in the aggregate 50% or more of the vote and value of a class of equity (the “Closely Held Block”), such class of equity will not be counted towards meeting the “primarily and regularly traded” test (the “Closely Held Block Exception”).

112	Table of Contents

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

113	Table of Contents

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

114	Table of Contents

Dividends paid with respect to our common units generally will be treated as “passive” income from sources outside the United States for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends paid on our common units to a U.S. Holder who is an individual, trust or estate (in all cases, a “U.S. Individual Holder”) will be treated as qualified dividend income that is taxable to such U.S. Individual Holder at preferential rates applicable to long-term capital gain provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market, on which our common units are traded); (ii) we are not a PFIC (which we do not believe we are, have been or will be, as discussed below); (iii) the U.S. Individual Holder has owned the common units for more than 60 days in the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such units) and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a unit if the amount of the dividend is equal to or in excess of 10 percent of a unitholder’s adjusted basis (or fair market value in certain circumstances) in such unit. If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income” then any loss derived by a U.S. Individual Holder from the sale or exchange of such units will be treated as long-term capital loss to the extent of the amount of such dividend.

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

PFIC Status and Significant Tax Consequences

Special and adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. entity taxed as a corporation and classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common units, either:

•	at least 75% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

115	Table of Contents

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

116	Table of Contents

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

117	Table of Contents

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

118	Table of Contents

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

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk.

Our Risk Management Policy

Our policy is to continuously monitor our exposure to business risks, including the impact of changes in interest rates and currency rates, as well as inflation on earnings and cash flows. We intend to assess these risks and, when appropriate, take measures to minimize our exposure to the risks.

Foreign Exchange Risk

Financing activities

In connection with the issuance of our €150.0 million of 2.65% senior unsecured bonds, we entered into certain cross-currency swap agreements to manage the related foreign currency exchange risk by effectively converting the fixed-rate, Euro-denominated Bonds, including the semi-annual interest payments for the period from October 21, 2021 to October 21, 2025 to fixed-rate, U.S. Dollar-denominated debt. The economic effect of the swap agreement is to eliminate the uncertainty of the cash flows in U.S. Dollars associated with the issuance of the Bonds by fixing the principal amount of the Bonds at $174.6 million with a fixed annual interest rate of 3.662%. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings (Financing Arrangements)—Senior Unsecured Bonds.”.

Operating activities

We do not have a material currency exposure risk in connection to our operating activities. We generate all of our revenues in U.S. Dollars and incur less than 20% of our expenses in currencies other than U.S. Dollars. For accounting purposes, expenses incurred in currencies other than the U.S. Dollars are translated into U.S. Dollars at the exchange rate prevailing on the date of each transaction. As of December 31, 2021, less than 5% of our liabilities were denominated in currencies other than U.S. Dollars (mainly in Euros). These liabilities were translated into U.S. Dollars at the exchange rate prevailing on December 31, 2021. We have not hedged currency exchange risks and our operating results could be adversely affected as a result.

119	Table of Contents

Interest Rate Risk

The international shipping industry is capital intensive, requiring significant amounts of investment, a significant portion of which is provided in the form of long-term debt. Our existing financing arrangements contain interest rates that fluctuate with LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. In addition, the phase-out of LIBOR may adversely affect interest rates. See “Item 3. Key Information—D. Risk Factors —Risks Related to Financing Activities—The phase-out of the London Interbank Offered Rate (LIBOR), or the replacement of LIBOR with a different benchmark rate, may adversely affect interest rates and our cost of capital.”.

Currently we have, and during 2021 we had, no interest rate swap agreements outstanding. A possible market disruption in determining the cost of funds for our banks resulting in increases by the lenders to their “funding costs” under our credit facilities, will lead to proportional increases in the relevant interest amounts payable under such credit facilities on a quarterly basis. As an indication of the extent of our sensitivity to interest rate changes based upon our debt level, an increase of 100 basis points in LIBOR would have resulted in an increase in our interest expense by approximately $4.6 million, $3.7 million and $2.8 million for the years ended December 31, 2021, 2020 and 2019 respectively, assuming all other variables had remained constant.

Concentration of Credit Risk

Financial instruments which potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents. We place our cash and cash equivalents, consisting mostly of deposits, with creditworthy financial institutions as rated by qualified rating agencies. We do not obtain rights to collateral to reduce our credit risk.

Inflation

Inflation has had a minimal impact on vessel operating expenses, dry-docking expenses and general and administrative expenses to date. However, as inflation becomes a significant factor in the global economy, inflationary pressures are expected to result in increased operating, voyage and financing costs. For example, all our management agreements provide for an annual adjustment of management fees according to Consumer Price Index (CPI).

Item 12.	Description of Securities Other than Equity Securities.

Not Applicable.

120	Table of Contents

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

No material modifications to the rights of security holders.

Item 15.	Controls and Procedures.

A.	Disclosure Controls and Procedures

As of December 31, 2021, our management (with the participation of the chief executive officer and chief financial officer of our General Partner) conducted an evaluation pursuant to Rule 13a-15(b) and 15d-15 promulgated under the U.S. Securities Exchange Act of 1934, as amended, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our management, including the chief executive and chief financial officer of our General Partner, recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the partnership have been detected. Further, in the design and evaluation of our disclosure controls and procedures our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Based on this evaluation, the chief executive officer and chief financial officer of our General Partner concluded that, as of December 31, 2021, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer of our General Partner, as appropriate to allow timely decisions regarding required disclosure, were effective in providing reasonable assurance that information that was required to be disclosed by us in reports we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

121	Table of Contents

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the 2013 framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management believes that our internal control over financial reporting was effective as of December 31, 2021.

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

Majuro, Republic of Marshall Islands

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Capital Product Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021 of the Partnership and our report dated April 27, 2022 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

122	Table of Contents

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
April 27, 2022

D.	Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting during the year covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16.

A.	Audit Committee Financial Expert.

Our board of directors has determined that director Abel Rasterhoff qualifies as an audit committee financial expert for purposes of the U.S.

Sarbanes-Oxley Act of 2002 and is independent under applicable Nasdaq Global Select Market and SEC standards.

B.	Code of Ethics.

Our board of directors has adopted a Code of Business Conduct and Ethics that includes a Code of Ethics (the “Code of Ethics”) that applies to the Partnership and all of its employees, directors and officers, including its chief executive officer, chief financial officer, chief accounting officer or controller, its agents and persons performing similar functions, including for the avoidance of doubt any employees, officers or directors of our Managers wherever located, as well as to all of the Partnership’s subsidiaries and other business entities controlled by it worldwide. The Code of Ethics incorporates terms and conditions consistent with the FCPA and U.K. Bribery Act, and includes a Gifts and Entertainment policy.

123	Table of Contents

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

C.	Principal Accountant Fees and Services.

Our principal accountant for 2021 and 2020 was Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163) The following table shows the fees we paid or accrued for audit and tax services provided by Deloitte for these periods (in thousands of U.S. Dollars).

Fees	2021	2020
Audit Fees (1)	$276.2	$267.6
Audit-Related Fees (2)	119.4	—
Tax Fees (3)	17.2	10.8
Total	$412.8	$278.4

(1)	Audit fees represent fees for professional services provided in connection with the audit of our Financial Statements, review of our quarterly consolidated financial information, audit services provided in connection with other regulatory filings, issuance of consents and assistance with and review of documents filed with the SEC.

(2)	Audit related fees represent compensation for professional services provided in connection with the review of the prospectus and related services for the public offering and listing on the Athens Stock Exchange of senior unsecured bonds by CPLP PLC.

(3)	Tax fees represent fees for professional services provided in connection with various U.S. income tax compliance and information reporting matters.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2021 and 2020.

D.	Exemptions from the Listing Standards for Audit Committees.

None.

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

On January 25, 2021, the Partnership’s Board of Directors approved a unit repurchase program, providing the Partnership with authorization to repurchase up to $30.0 million of units of the Partnership’s common unit, effective for a period of two years. The Partnership may repurchase these units in the open market or in privately negotiated transactions, at times and prices that are considered to be appropriate by the Partnership. As of the Partnership had purchased 382,250 common units under the program at a total cost of $4.5 million.

124	Table of Contents

The following table presents information with respect to repurchases of common units in 2021:

	(a) Total Number of Common Units Purchased	(b) Average Price Paid per Common Unit	(c) Total Number of Common Units Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Common Units that May Yet Be Purchased Under the Plans or Programs
January 1 – January 31, 2021	—	—	—	—
February 1 – February 28, 2021	26,644	$10.052	26,644	$29,732,184.51
March 1 – March 31, 2021	106,779	$10.561	106,779	$28,604,477.98
April 1 – April 30, 2021	34,791	$10.984	34,791	$28,222,332.42
May 1 – May 31, 2021	66,500	$12.695	66,500	$27,378,136.64
June 1 – June 30, 2021	96,500	$12.807	96.500	$26,142,262.39
July 1 – July 31, 2021	21,986	$12.084	21,986	$25,876,579.74
August 1 – August 31, 2021	13,160	$11.767	13,160	$25,721,729.18
September 1 – September 30, 2021	13,300	$13.152	13,300	$25,546,810.13
October 1 – October 31, 2021	2,590	$13.095	2,590	$25,512,893.43
November 1 – November 30, 2021	—	—	—	—
December 1 – December 31, 2021	—	—	—	—
Total	382,250	$11.739	382,250	$25,512,893.43

F.	Change in Registrant’s Certifying Accountant.

Not applicable.

125	Table of Contents

G.	Corporate Governance.

The Nasdaq Global Select Market requires limited partnerships with listed units to comply with its corporate governance standards, subject to certain exceptions as set forth in Nasdaq Rule 5615(a)(4). As a foreign private issuer, we are not required to comply with all of the rules that apply to listed U.S. limited partnerships. However, we have generally chosen to comply with most of the Nasdaq Global Select Market’s corporate governance rules as though we were a U.S. limited partnership. Although we are not required to have a majority of independent directors on our board of directors or to establish a compensation committee or a nominating/corporate governance committee, our board of directors has established an audit committee, a conflicts committee and a compensation committee comprised solely of independent directors. Accordingly, we do not believe there are any significant differences between our corporate governance practices and those that would typically apply to a U.S. domestic issuer that is a limited partnership under the corporate governance standards of the Nasdaq Global Select Market. Please see “Item 6. Directors, Senior Management and Employees—C. Board Practices” and “Item 10. Additional Information—B. Memorandum and Articles of Association” for more detail regarding our corporate governance practices.

H.	Mine Safety Disclosure.

Not applicable.

I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

126	Table of Contents

Part III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit
No.	Description
1.1	Certificate of Limited Partnership of Capital Product Partners L.P. (1)
1.2	Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated February 22, 2010 (3)
1.3	Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated September 30, 2011 (4)
1.4	Second Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated May 22, 2012 (6)
1.5	Third Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated March 19, 2013 (7)
1.6	Fourth Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated August 25, 2014 (9)
1.7	Certificate of Formation of Capital GP L.L.C. (1)
1.8	Limited Liability Company Agreement of Capital GP L.L.C. (1)
1.9	Certificate of Formation of Capital Product Operating GP L.L.C. (1)
2.1	Description of Securities registered under Section 12 of the Exchange Act
2.2	Certain long-term debt instruments, none of which relates to indebtedness that exceeds 10% of the consolidated assets of Capital Product Partners L.P., have not been filed as exhibits to this Form 20-F. Capital Product Partners L.P. agrees to furnish the Securities and Exchange Commission, upon its request, a copy of any such instrument defining the rights of holders of long-term debt of Capital Product Partners L.P. and its consolidated subsidiaries.
4.1	Loan Agreement with HSH Nordbank AG and ING Bank N.V., London Branch, as mandated lead arrangers and bookrunners relating to a term loan facility of up to US$460,000,000, dated September 6, 2017 (11)
4.2	Deed of Amendment and Restatement relating to the Loan Agreement with Hamburg Commercial Bank AG and ING Bank N.V., London Branch, dated March 8, 2019(12)
4.3	Term Loan Facility, dated January 17, 2020, between Capital Product Partners L.P. and Hamburg Commercial Bank A.G. (14)
4.4	Deed of Accession, Amendment and Restatement dated September 10, 2021, among Atrotos Gas Carrier Corp., Capital Gas LLC, Capital Product Partners L.P. and ING Bank N.V., London Branch, relating to a facility agreement December 18, 2020
4.5	Form of Amended and Restated Term Loan Facility, among Atrotos Gas Carrier Corp., Capital Product Partners L.P. and ING Bank N.V., London Branch, relating to a facility agreement dated December 18, 2020

127	Table of Contents

Exhibit
No.	Description
4.6	Amended and Restated Omnibus Agreement, dated September 30, 2011 (4)
4.7	Form of Floating Rate Management Agreement with Capital-Executive Ship Management Corp. (13)
4.8	Form of Floating Rate Management Agreement with Capital Gas Ship Management Corp.
4.9	Administrative Services Agreement with Capital Ship Management (1)
4.10	Amendment 1 to Administrative Services Agreement with Capital Ship Management Corp., dated April 2, 2012 (8)
4.11	IT Agreement, dated April 3, 2007, by and between Capital Ship Management Corp. and Capital Product Partners L.P. (14)
4.12	Addendum No. 1 to IT Agreement, dated April 2, 2012 (14)
4.13	Addendum No. 2 to IT Agreement, dated April 2, 2017 (14)
4.14	Addendum No. 3 to IT Agreement, dated April 2, 2022
4.15	Master Vessel Acquisition Agreement, dated July 24, 2014 (10)
4.16	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan, dated April 29, 2008 (2)
4.17	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan, amended July 22, 2010 (9)
4.18	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan, amended and restated August 21, 2014 (9)
4.19	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan, amended and restated July 23, 2019 (14)
4.20	Capital Product Partners L.P. Omnibus Incentive Compensation Plan, amended and restated on January 24, 2022
4.21	Form of Restricted Unit Award of Capital Product Partners L.P. (5)
4.22	Seller’s Credit Agreement, dated January 27, 2021, with Capital Maritime & Trading Corp. (15)
4.23	Seller’s Credit Agreement, dated August 31, 2021, with CGC Operating Corp. relating to LNG/C Aristos I
4.24	Seller’s Credit Agreement, dated August 31, 2021, with CGC Operating Corp. relating to the LNG/C Aristarchos
8.1	List of Subsidiaries of Capital Product Partners L.P.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Financial Officer
13.1	Capital Product Partners L.P. Certification of Gerasimos (Jerry) Kalogiratos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*
13.2	Capital Product Partners L.P. Certification of Nikolaos Kalapotharakos, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*
15.1	Consent of Deloitte Certified Public Accountants S.A.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (Inline XBRL)

(1)	Previously filed as an exhibit to Capital Product Partners L.P.’s Registration Statement on Form F-1 (File No. 333-141422), filed with the SEC on March 19, 2007 and hereby incorporated by reference to such Registration Statement.

(2)	Previously filed as a Report on Form 6-K with the SEC on April 30, 2008.

(3)	Previously filed as a Report on Form 6-K with the SEC on February 24, 2010.

(4)	Previously filed as a Report on Form 6-K with the SEC on September 30, 2011.

128	Table of Contents

(5)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and filed with the SEC on February 4, 2011.
(6)	Previously furnished as a Report on Form 6-K with the SEC on May 23, 2012.
(7)	Previously furnished as a Report on Form 6-K with the SEC on March 21, 2013.
(8)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 and filed with the SEC on February 5, 2013.
(9)	Previously furnished as a Report on Form 6-K with the SEC on August 26, 2014.
(10)	Previously furnished as a Report on Form 6-K with the SEC on July 29, 2014.
(11)	Previously filed as Exhibit II to a Current Report on Form 6-K with the SEC on September 12, 2017 (14) Previously filed as an exhibit to Capital Product Partners L.P.’s Annual Report on Form 20-F for the year ended December 31, 2017 and filed with the SEC on March 5, 2018.
(12)	Previously furnished as Exhibit I to a Report on Form 6-K with the SEC on March 14, 2019.
(13)	Previously filed as Exhibit 10.1 to a registration statement on Form F-3 with the SEC on October 25, 2019.
(14)	Previously filed as an exhibit to Capital Product Partners L.P.’s Annual Report on Form 20-F for the year ended December 31, 2019 and filed with the SEC on February 28, 2020.
(15)	Previously filed as an exhibit to Capital Product Partners L.P.’s Annual Report on Form 20-F for the year ended December 31, 2020 and filed with the SEC on April 27, 2021.
*	Furnished only and not filed

129	Table of Contents

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized. CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner
By:	/s/ Gerasimos (Jerry) Kalogiratos
Name:	Gerasimos (Jerry) Kalogiratos
Title:	Chief Executive Officer of Capital GP L.L.C.

Dated: April 27, 2022

130	Table of Contents

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of

Capital Product Partners L.P.

Majuro, Republic of Marshall Islands

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Capital Product Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income/(loss), changes in partners’ capital, and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2022, expressed an unqualified opinion on the Partnership's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece
April 27, 2022

We have served as the Company's auditor since 2006.

F- 1	Table of Contents

Capital Product Partners L.P.

Consolidated Balance Sheets

(In thousands of United States Dollars, except number of units)

	As of December 31, 2021	As of December 31, 2020
Assets
Current assets
Cash and cash equivalents	$20,373	$47,336
Trade accounts receivable	6,025	2,855
Prepayments and other assets	4,835	3,314
Inventories	5,009	3,528
Claims	1,442	746
Total current assets	37,684	57,779
Fixed assets
Vessels, net (Note 6)	1,781,858	712,197
Total fixed assets	1,781,858	712,197
Other non-current assets
Above market acquired charters (Note 7)	48,605	34,579
Deferred charges, net	2,771	6,001
Restricted cash (Note 8)	10,614	7,000
Prepayments and other assets	3,638	4,642
Total non-current assets	1,847,486	764,419
Total assets	$1,885,170	$822,198
Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net (including $10,000 and nil payable to related party as of December 31, 2021 and 2020 respectively) (Notes 5, 8)	$97,879	$35,810
Trade accounts payable	9,823	9,029
Due to related parties (Note 5)	2,785	3,257
Accrued liabilities (Note 10)	11,395	10,689
Deferred revenue	8,919	2,821
Total current liabilities	130,801	61,606
Long-term liabilities
Long-term debt, net (including $6,000 and nil payable to related party as of December 31, 2021 and 2020 respectively) (Notes 5, 8)	1,211,095	338,514
Derivative liabilities (Note 9)	3,167	—
Below market acquired charters (Note 7)	14,643	—
Total long-term liabilities	1,228,905	338,514
Total liabilities	1,359,706	400,120
Commitments and contingencies (Note 16)	—	—
Partners’ capital
General Partner (348,570 General partner units at December 31, 2021 and 2020) (Note 13)	10,466	8,816
Limited Partners - Common (19,776,946 units issued and 19,394,696 units outstanding at December 31, 2021 and 18,623,100 units issued and outstanding at December 31, 2020) (Note 13)	519,497	413,262
Treasury Units (382,250 units repurchased as of December 31, 2021) (Note 13)	(4,499)	—
Total partners’ capital	525,464	422,078
Total liabilities and partners’ capital	$1,885,170	$822,198

The accompanying notes are an integral part of these consolidated financial statements.

F- 2	Table of Contents

Capital Product Partners L.P.

Consolidated Statements of Comprehensive Income / (Loss)

(In thousands of United States Dollars except number of units and net income / (loss) per unit)

	For the years ended December 31,
	2021	2020	2019
Revenues (Note 4)	$184,665	$140,865	$108,374
Expenses / (income), net:
Voyage expenses (Note 11)	10,698	6,301	2,930
Vessel operating expenses (Note 11)	41,199	33,745	26,632
Vessel operating expenses - related parties (Notes 5, 11)	5,923	4,976	3,917
General and administrative expenses (including $2,013, $2,049 and $2,146 to related parties, for the years ended December 31, 2021, 2020 and 2019, respectively) (Notes 5, 14)	8,662	7,195	5,502
Gain on sale of vessels (Note 6)	(46,812)	—	—
Vessel depreciation and amortization (Note 6)	46,935	41,405	29,261
Operating income	118,060	47,243	40,132
Other income / (expense), net:
Interest expense and finance cost (Note 8)	(20,129)	(16,741)	(17,036)
Other income / (expense)	247	(135)	1,325
Total other expense, net	(19,882)	(16,876)	(15,711)
Partnership’s net income from continuing operations attributable to:	$98,178	$30,367	$24,421
Preferred unit holders’ interest in Partnership’s net income from continuing operations (Note 15)	$—	$—	$2,652
Deemed dividend to preferred unit holders’ (Note 15)	$—	$—	$9,119
General Partner’s interest in Partnership’s net income from continuing operations (Note 15)	$1,790	$558	$236
Common unit holders’ interest in Partnership’s net income from continuing operations (Note 15)	$96,388	$29,809	$12,414
Partnership’s net loss from discontinued operations (Note 3)	$—	$—	$(146,876)
Total Partnership’s comprehensive income / (loss)	$98,178	$30,367	$(122,455)
Net income from continuing operations per (Note 15):
• Common unit, basic and diluted	$5.14	$1.60	$0.68
Weighted-average units outstanding:
• Common units, basic and diluted	18,342,413	18,194,186	18,178,144
Net loss from discontinued operations per:
• Common unit, basic and diluted	$—	$—	$(7.93)
Weighted-average units outstanding:
• Common units, basic and diluted	18,342,413	18,194,186	18,178,144
Net income / (loss) from operations per:
• Common unit, basic and diluted	$5.14	$1.60	$(7.25)
Weighted-average units outstanding:
• Common units, basic and diluted	18,342,413	18,194,186	18,178,144

The accompanying notes are an integral part of these consolidated financial statements.

F- 3	Table of Contents

Capital Product Partners L.P.

Consolidated Statements of Changes in Partners’ Capital

(In thousands of United States Dollars)

	General Partner	Common Unitholders	Treasury units	Preferred Unitholders	Total
Balance at January 1, 2019	$15,436	$755,372	$—	$110,506	$881,314
Distributions declared / paid (distributions of $ 1.26 per common unit and $ 0.42 per preferred unit)	(440)	(22,904)	—	(5,427)	(28,771)
Partnership’s net (loss) / income	(2,339)	(122,768)	—	2,652	(122,455)
Deemed dividend to preferred unit holders’ (Note 15)	(171)	(8,948)	—	9,119	—
Distribution of Diamond S Shipping Inc. stock to Partnership’s unitholders (Note 1)	(3,914)	(203,494)	—	—	(207,408)
Redemption of Class B Convertible Preferred Units (Note 1)	—	—	—	(116,850)	(116,850)
Equity compensation expense (Note 14)	—	907	—	—	907
Balance at December 31, 2019	$8,572	$398,165	$—	$—	$406,737
Distributions declared / paid (distributions of $ 0.90 per common unit)	(314)	(16,761)	—	—	(17,075)
Partnership’s net income	558	29,809	—	—	30,367
Equity compensation expense (Note 14)	—	2,049	—	—	2,049
Balance at December 31, 2020	$8,816	$413,262	$—	$—	$422,078
Distributions declared / paid (distributions of $0.40 per common unit)	(140)	(7,473)	—	—	(7,613)
Partnership’s net income	1,790	96,388	—	—	98,178
Equity compensation expense (Note 14)	—	2,043	—	—	2,043
Issuance of common units in connection with the acquisition of vessel owning companies (Notes 5, 13)	—	15,277	—	—	15,277
Repurchase of common units (Note 13)	—	—	(4,499)	—	(4,499)
Balance at December 31, 2021	$10,466	$519,497	$(4,499)	$—	$525,464

 The accompanying notes are an integral part of these consolidated financial statements.

F- 4	Table of Contents

Capital Product Partners L.P.

Consolidated Statements of Cash flows

(In thousands of United States Dollars)

	For the years ended December 31,
	2021	2020	2019
Cash flows from operating activities of continuing operations:
Net income from continuing operations	$98,178	$30,367	$24,421
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:
Vessel depreciation and amortization (Note 6)	46,935	41,405	29,261
Amortization and write-off of deferred financing costs	3,122	3,047	1,096
Amortization / accretion of above / below market acquired charters (Note 7)	7,287	11,696	14,380
Equity compensation expense (Note 14)	2,043	2,049	907
Change in fair value of derivatives (Note 9)	3,167	—	—
Unrealized gain from exchange difference of Euro denominated Bonds (Notes 8, 9)	(3,374)	—	—
Gain on sale of vessels (Note 6)	(46,812)	—	—
Changes in operating assets and liabilities:
Trade accounts receivable	(3,170)	(165)	13,436
Prepayments and other assets	(201)	(1,384)	(1,195)
Inventories	(1,481)	(2,057)	45
Claims	(696)	339	(1,085)
Trade accounts payable	(252)	3,779	(9,406)
Due to related parties	(472)	(1,999)	(12,486)
Accrued liabilities	2,687	684	(9,558)
Deferred revenue	6,098	(1,005)	(3,585)
Dry-docking costs paid	(1,895)	(6,074)	(954)
Net cash provided by operating activities of continuing operations	$111,164	$80,682	$45,277
Cash flows from investing activities of continuing operations:
Vessel acquisitions and improvements including time charter agreements (Notes 6, 7)	(368,096)	(185,247)	(6,519)
Net proceeds from sale of vessels (Note 6)	193,031	—	—
Net cash used in investing activities of continuing operations	$(175,065)	$(185,247)	$(6,519)
Cash flows from financing activities of continuing operations:
Proceeds from long-term debt (Note 8)	204,266	270,850	—
Payments of long-term debt (Note 8)	(145,471)	(153,573)	(32,733)
Deferred financing costs paid	(6,131)	(4,765)	(788)
Repurchase of common units (Note 13)	(4,499)	—	—
Redemption of Class B unit holders (Note 13)	—	—	(116,850)
Dividends paid (Note 13)	(7,613)	(17,075)	(28,771)
Net cash provided by / (used in) financing activities of continuing operations	$40,552	$95,437	$(179,142)
Net decrease in cash, cash equivalents and restricted cash from continuing operations	$(23,349)	$(9,128)	$(140,384)
Cash flows from discontinued operations
Operating activities	—	—	8,905
Investing activities	—	—	(1,484)
Financing activities	—	—	158,228
Net increase in cash, cash equivalents and restricted cash from discontinued operations	$—	$—	$165,649
Net (decrease) / increase in cash, cash equivalents and restricted cash	$(23,349)	$(9,128)	$25,265
Cash, cash equivalents and restricted cash at the beginning of the year	$54,336	$63,464	$38,199
Cash, cash equivalents and restricted cash at the end of the year	$30,987	$54,336	$63,464
Supplemental cash flow information
Cash paid for interest	$15,750	$15,347	$20,138
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	$1,008	$2,507	$15,004
Capitalized dry-docking costs included in liabilities	$123	$1,649	$2,560
Deferred financing costs included in liabilities	112	6	—
Financing arrangements and credit facility assumed in connection with the acquisition of companies owning vessels (Notes 5, 8)	$866,344	$—	$—
Seller’s credit agreements in connection with the acquisition of companies owning vessels (Notes 5, 8)	$16,000	$—	$—
Issuance of common units in connection with the acquisition of companies owning vessels (Notes 5, 13)	$15,277	$—	$—
Expenses for sale of vessels included in liabilities (Note 6)	$1,984	$—	$—
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$20,373	$47,336	$57,964
Restricted cash - Non-current assets	$10,614	$7,000	$5,500
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$30,987	$54,336	$63,464

The accompanying notes are an integral part of these consolidated financial statements.

F- 5	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

1. Basis of Presentation and General Information

Capital Product Partners, L.P. was formed on January 16, 2007, under the laws of the Marshall Islands. Capital Product Partners, L.P. and its fully owned subsidiaries (collectively the “Partnership”) is an international shipping company. As of December 31, 2021, its fleet of 21 high specification vessels consisted of 11 Neo-Panamax container carrier vessels, three Panamax container carrier vessels, one Cape-size bulk carrier vessel and six X-DF Liquefied natural gas carrier (“LNG/C”) vessels. Its vessels are capable of carrying a wide range of cargoes including liquefied natural gas, containerized goods and dry bulk cargo under short-term voyage charters and medium to long-term time charters.

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

The DSS Transaction was completed on March 27, 2019. Results of operations and cash flows of the Crude and Product tanker business and assets and liabilities that were part of the DSS Transaction are reported as discontinued operations for 2019 (Note 3).

Effective March 27, 2019, the Partnership effected a one for seven reverse unit split of its issued and outstanding common and general partner units (the “March 2019 Reverse Split”) (Note 13). All units and per unit amounts disclosed in the financial statements give effect to this reverse stock split retroactively, for all periods presented.

CPLP Shipping Holdings PLC

On August 14, 2021, the Partnership established CPLP Shipping Holdings PLC (“CPLP PLC”) a 100% subsidiary of the Partnership. CPLP PLC was established in Cyprus as a public limited liability company in accordance with the provisions of the Companies Law of Cyprus, Chapter 113. On October 20, 2021, the Partnership, through its fully owned subsidiary, CPLP PLC, issued €150,000,000 unsecured bonds (the “Bonds”) on the Athens Stock Exchange. The Bonds are guaranteed by the Partnership. The Bonds will mature in October 2026 and have a coupon of 2.65%, payable semi-annually. The net proceeds of the Bonds offering were used to partially finance the acquisition of three LNG/C sister vessels (Note 8).

F- 6	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

1. Basis of Presentation and General Information – Continued

As of December 31, 2021, the consolidated financial statements include Capital Product Partners, L.P. and the following wholly owned significant subsidiaries which were all incorporated or formed under the laws of the Marshall Islands, Liberia and Cyprus.

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	Deadweight (“DWT”)	Date acquired by the Partnership	Date acquired by Capital Maritime & Trading Corp. (“CMTC”) or CGC Operating Corp. (“CGC”)
Capital Product Operating L.L.C	01/16/2007	—	—	—	—
CPLP Shipping Holdings PLC	08/14/2021	—	—	—	—
CPLP Gas Operating Corp.	08/24/2021	—	—	—	—
Patroklos Marine Corp.	06/17/2008	M/V Cape Agamemnon	179,221	06/09/2011	01/25/2011
Agamemnon Container Carrier Corp.	04/19/2012	M/V Agamemnon	108,892	12/22/2012	06/28/2012
Archimidis Container Carrier Corp.	04/19/2012	M/V Archimidis	108,892	12/22/2012	06/22/2012
Anax Container Carrier S.A.	04/08/2011	M/V Hyundai Prestige	63,010	09/11/2013	02/19/2013
Hercules Container Carrier S.A.	04/08/2011	M/V Hyundai Premium	63,010	03/20/2013	03/11/2013
Iason Container Carrier S.A.	04/08/2011	M/V Hyundai Paramount	63,010	03/27/2013	03/27/2013
Thiseas Container Carrier S.A.	04/08/2011	M/V Hyundai Privilege	63,010	09/11/2013	05/31/2013
Cronus Container Carrier S.A.	07/19/2011	M/V Hyundai Platinum	63,010	09/11/2013	06/14/2013
Dias Container Carrier S.A.	05/16/2013	M/V Akadimos (ex CMA CGM Amazon)	115,534	06/10/2015	06/10/2015
Poseidon Container Carrier S.A.	05/16/2013	M/V Adonis (ex CMA CGM Uruguay)(1)	115,639	09/18/2015	09/18/2015
Atrotos Container Carrier S.A.	10/25/2013	M/V CMA CGM Magdalena (1)	115,639	02/26/2016	02/26/2016
Deka Container Carrier S.A.	03/28/2017	M/V Athenian	118,834	01/22/2020	04/28/2017
Jupiter Container Carrier S.A.	03/28/2017	M/V Athos	118,888	01/23/2020	05/19/2017
Nikitis Container Carrier S.A.	03/28/2017	M/V Aristomenis	118,712	01/23/2020	06/27/2017
Neos Container Carriers Corp.	09/04/2020	M/V Long Beach Express	68,618	02/25/2021	01/07/2021
Maistros Container Carriers Corp.	09/04/2020	M/V Seattle Express	68,411	02/25/2021	01/07/2021
Filos Container Carriers Corp.	09/04/2020	M/V Fos Express	68,579	02/25/2021	01/07/2021
Assos Gas Carrier Corp.	07/16/2018	LNG/C Aristos I	81,978	09/03/2021	11/12/2020
Dias Gas Carrier Corp.	07/16/2018	LNG/C Aristarchos	81,956	09/03/2021	06/15/2021
Atrotos Gas Carrier Corp.	07/16/2018	LNG/C Aristidis I	81,898	12/16/2021	01/04/2021
Poseidon Gas Carrier Corp.	07/16/2018	LNG/C Attalos	81,850	11/18/2021	08/13/2021
Maximus Gas Carrier Corp.	04/10/2019	LNG/C Asklipios	81,882	11/18/2021	09/29/2021
Kronos Gas Carrier Corp.	02/04/2019	LNG/C Adamastos	82,095	11/29/2021	08/23/2021

(1)	Vessels were disposed in 2021.

F- 7	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies

(a) Principles of Consolidation: The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the legal entities comprising the Partnership as discussed in Note 1. Intra-group balances and transactions have been eliminated upon consolidation.

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

Time charters contracts

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. A time charter generally provides typical warranties and owner protective restrictions. The performance obligations in a time charter are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the owner of the vessel. The time charter contracts are considered operating leases because (i) the vessel is an identifiable asset (ii) the owner of the vessel does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Revenues from time charters are recognized ratably on a straight-line basis over the period of the respective charter. Under time charter agreements, all voyage expenses, except commissions are assumed by the charterer. Operating costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants are paid by the Partnership under time charter agreements.

Voyage charters contracts

A voyage charter is a contract in which the vessel owner undertakes to transport a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. The Partnership accounts for a voyage charter when all the following criteria are met: (1) the parties to the contract have approved the contract in the form of a written charter agreement and are committed to perform their respective obligations, (2) the Partnership can identify each party’s rights regarding the services to be transferred, (3) the Partnership can identify the payment terms for the services to be transferred, (4) the charter agreement has commercial substance (that is, the risk, timing, or amount of the Partnership’s future cash flows is expected to change as a result of the contract) and (5) it is probable that the Partnership will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Partnership determined that its voyage charters consist of a single performance obligation which is met evenly as the voyage progresses and begin to be satisfied once the vessel is ready to load the cargo. The voyage charter party agreement generally has a demurrage/dispatch clause according to which in the case of demurrage, the charterer reimburses the vessel owner for any potential delays exceeding the allowed lay time as per the charter party clause at the ports visited which is recorded as demurrage revenue. In the case of dispatch, the owner reimburses the charterer for the earlier discharging of the cargo from the agreed time. Demurrage/dispatch revenues are recognized starting from the point that is determined that the amount can be estimated, and its collection/payment is probable and on a straight-line basis until the end of the voyage. Revenues from voyage charters are recognized on a straight-line basis over the voyage duration which commences once the vessel is ready to load the cargo and terminates upon the completion of the discharge of the cargo. Under Accounting Standards Codification (“ASC”) 606, receivables represent an entity’s unconditional right to consideration, whether billed or unbilled

In voyage charters, vessel operating, and voyage expenses are paid for by the Partnership. The voyage charters are considered service contracts which fall under the provisions of ASC 606 because the Partnership retains control over the operations of the vessels such as the routes taken or the vessels’ speed.

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

(c) Accounting for Revenue, Voyage and Operating Expenses - Continued:

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

Vessel operating expenses presented in the consolidated financial statements mainly consist of management fees payable to the Partnership’s managers and crew, repairs and maintenance, insurance, stores, spares, lubricants, and other operating expenses.

Vessel operating expenses are expensed as incurred.

(d) Foreign Currency Transactions: The functional currency of the Partnership is the U.S. Dollar because the Partnership’s vessels operate in international shipping markets that utilize the U.S. Dollar as the functional currency. The accounting records of the Partnership are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. Dollar, are translated into the functional currency using the exchange rate at those dates. Gains or losses resulting from foreign currency transactions are included in “Other income / (expense)” in the consolidated statements of comprehensive income / (loss).

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

(g) Trade Accounts Receivable: The amount shown as trade accounts receivable primarily consists of earned revenue that has not been billed yet or that has been billed but has not yet been collected. At each balance sheet date all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate write off. For the year ended December 31, 2021, and 2020 the respective write off amounted to $113 and $174, respectively.

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

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

(j) Fixed Assets: Fixed assets consist of vessels, which are stated at cost, less accumulated depreciation. Vessel cost consists of the contract price for the vessel, any material expenses incurred during its construction (improvements and delivery expenses, on-site supervision costs incurred during the construction periods, as well as capitalized interest expense during the construction period). Certain subsequent expenditures for major improvements and regulatory requirements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Vessels acquired through acquisition of businesses are recorded at their acquisition date fair values. Vessels acquired through asset acquisitions are recorded at cost. The cost of each of the Partnership’s vessels is depreciated, beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the scrap value of the Partnership’s vessels to be $0.2 per light weight ton (LWT) and useful life to be 25 years for the container carrier and bulk carrier vessels and 35 years for the LNG/C vessels.

(k) Impairment of Vessels: An impairment loss on vessels is recognized when indicators of impairment are present and the carrying amount of the vessel is greater than its fair value and is determined not to be recoverable. In determining future benefits derived from use of the vessels, the Partnership performs an analysis of the anticipated undiscounted future net cash flows of the related vessel. If the carrying value of the asset, including any related intangible assets and liabilities, exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates and vessel operating costs are included in this analysis.

The Partnership has performed an undiscounted cash flow test as of December 31, 2021, and 2020, determining undiscounted projected net operating cash flows for each vessel an indication for impairment was present and compared them to the carrying amount of the vessels, and any related intangible assets and liabilities. In developing estimates of future cash flows, the Partnership made assumptions about future charter rates, utilization rates, vessel operating expenses, future dry-docking costs, the estimated remaining useful life of the vessels and their estimated residual value. These assumptions are based on historical trends as well as future expectations that are in line with the Partnership’s historical performance and expectations for the vessels’ utilization under the current deployment strategy. Based on these assumptions, the Partnership determined that the vessels held for use and their related intangible assets and liabilities were not impaired as of December 31, 2021, and 2020.

(l) Deferred charges, net: Deferred charges, net are comprised mainly of dry-docking costs. The Partnership’s vessels are required to be dry-docked every thirty to sixty months for major repairs and maintenance that cannot be performed while the vessels are under operation. The Partnership has adopted the deferral method of accounting for dry-docking activities whereby costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-docking activity.

(m) Intangible assets: The Partnership records all identified tangible and intangible assets or any liabilities associated with the acquisition of a business or an asset at fair value. When a vessel or a business that owns a vessel is acquired with an existing charter agreement, the Partnership considers whether any value should be assigned to the attached charter agreement acquired. The value to be assigned to the charter agreement is based on the difference of the contractual charter rate of the agreement acquired and the prevailing market rate for a charter of equivalent duration at the time of the acquisition, determined by independent appraisers as at that date. The resulting above-market (assets) or below-market (liabilities) charters are amortized using the straight-line method as a reduction or increase, respectively, to revenues over the remaining term of the charters (Note 7).

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

(q) Treasury stock:The Partnership records the repurchase of its common units at cost based on the settlement dates of repurchase transactions. These units are classified as treasury units, which is a reduction to partners’ capital. Treasury units are included in authorized and issued units but excluded from outstanding units (Note 13).

(r) Derivative Instruments: The Partnership from time to time may enter into derivative instruments to hedge its exposure to foreign exchange or interest rate risks arising from operational, financing and investment activities. Derivatives are initially measured at fair value; attributable transaction costs are expensed as incurred. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Partnership has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply, or the Company elects not to apply hedge accounting.

(s) Recent Accounting Pronouncements:

On January 7, 2021, The Financial Accounting Standards Board issued the Accounting Standards Update (“ASU”) No. 2021-01—Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. Amendments in this Update to the expedients and exceptions in Topic 848 capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. This ASU is effective for adoption at any time between January 7, 2021 and December 31, 2022. The Partnership is currently evaluating the impact of this adoption in its consolidated financial statements and related disclosures.

F- 11	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Discontinued Operations

The Partnership’s discontinued operations relate to the operations of Diamond S, as following the spin-off, the Partnership has no continuing involvement in this business (Note 1).

Summarized selected operating results of the Partnership’s discontinued operations for the period from January 1, 2019 to the date of the completion of the DSS Transaction on March 27, 2019 were as follows:

Major items constituting net loss from discontinued operations
2019
Revenues	$46,172
Expenses
Voyage expenses	12,655
Vessel operating expenses	15,506
General and administrative expenses	2,564
Vessel depreciation and amortization	9,630
Impairment of vessels	149,578
Interest expense and finance cost	3,174
Other income	(59)
Net loss from discontinued operations	$(146,876)

As the Partnership spun-off its tanker business on March 27, 2019, assets and liabilities contributed to the DSS Transaction are no longer included in the consolidated balance sheet as of December 31, 2019.

During 2019 the Partnership paid advances relating to the purchase of exhaust gas cleaning systems and ballast water treatment systems that would be installed to certain of its vessels that were part of Crude and Product tanker business, of $1,110.

4. Revenues from Continuing Operations

The following table shows the revenues from continuing operations earned from time and voyage charters contracts for the years ended December 31, 2021, 2020 and 2019:

	For the years ended December 31,
	2021	2020	2019
Time charters (operating leases)	$171,134	$137,893	$108,374
Voyage charters	$13,531	$2,972	$—
Total	$184,665	$140,865	$108,374

As of December 31, 2021, 20 of the Partnership’s vessels were employed under time charter agreements with remaining tenor ranging between 0.4 and 4.7 years. From these time charter agreements 13 include extensions in charterers’ option that range between 0.4 to 9.2 years.

As of December 31, 2021 and 2020 prepayments and other assets include bunker expenses of $168 and $80, respectively, incurred between the contract date and the date of the vessel’s arrival to the load port. As of December 31, 2021 and 2020 the Partnership had unearned revenue related to undelivered performance obligations of $3,010 which will be recognized in the Partnership’s records in the first quarter of 2022 and nil respectively.

F- 12	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

5. Transactions with Related Parties

During the year ended December 31, 2021, the Partnership acquired from CGC, a privately held company jointly controlled by 50% by Mr. Miltiadis Marinakis the son of Mr. Evangelos M. Marinakis who controls Capital GP L.L.C. (“CGP”), the shares of the companies owning the LNG/C Aristos I, the LNG/C Aristarchos, the LNG/C Attalos, the LNG/C Asklipios, the LNG/C Adamastos and the LNG/C Aristidis I (Note 6). Each of these owning companies entered into a floating fee management agreement with Capital Gas Ship Management Corp. (“Capital-Gas”), a privately held company ultimately controlled by Mr. Miltiadis Marinakis. In connection with the acquisition of the shares of the companies owning the LNG/C Aristos I and the LNG/C Aristarchos, (Note 6) the Partnership entered into two separate Seller’s Credit Agreements with CGC (“CGC Seller’s Credits”) in order to defer $10,000 in total, of the purchase price (Note 8), assumed debt amounting to $304,355 (Note 8) and issued 1,153,846 common units to CGC (Note 13). In connection with the acquisition of the shares of the company owning the LNG/C Attalos, the LNG/C Asklipios, the LNG/C Adamastos and the LNG/C Aristidis I the Partnership assumed debt amounting to $561,989 (Note 8).

During the year ended December 31, 2021, the Partnership also acquired from CMTC the shares of the companies owning the M/V Long Beach Express, the M/V Seattle Express and the M/V Fos Express (Note 6). Each of these three owning companies entered into a floating fee management agreement with Capital-Executive Ship Management Corp. (“Capital-Executive”), a privately held company ultimately controlled by Mr. Miltiadis Marinakis. In connection with the acquisition of these companies the Partnership entered into a Seller’s Credit Agreement with CMTC (“CMTC Seller’s Credit”) in order to defer $6,000 of the purchase price (Notes 6,8).

In November 2020 and August 2019, the Partnership completed the process of changing the manager of its Capesize bulk carrier, M/V Cape Agamemnon and its then ten container carrier vessels respectively, from Capital Ship Management Corp. (“CSM”) to Capital-Executive. The agreement with Capital-Executive has the same terms and conditions of our floating fee management agreement with CSM.

In January, 2020 the Partnership acquired from CMTC the shares of the companies owning the M/V Athenian, the M/V Athos and the M/V Aristomenis (Note 6). Each of these three owning companies entered into a floating fee management agreement with Capital-Executive.

In connection with the DSS transaction (Note 1) in March 2019 the Partnership and CSM agreed to terminate the commercial and technical management agreement, dated as of March 17, 2010, between them as all vessels covered by this agreement were spun off as part of Diamond S; and agreed to amend the floating rate management agreement, dated June 10, 2011, between them to reflect that all tankers vessels owned by the Partnership, would no longer be managed under this agreement.

Further to the transactions described above with CGC and CMTC, the Partnership and its subsidiaries have related party transactions with CSM, Capital-Executive and Capital-Gas (collectively the “Managers”) and the Partnership’s general partner, CGP arising from certain terms of the following management and administrative services agreements.

1. Floating fee management agreements: Under the terms of these agreements the Partnership compensates its Managers for expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry-docking are borne by the Partnership and not by the Managers. The Partnership also pays its Managers a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index. For the years ended December 31, 2021, 2020 and 2019 management fees under the management agreements amounted to $5,923, $4,976 and $3,917, respectively, and are included in “Vessel operating expenses – related parties” in the consolidated statements of comprehensive income / (loss).

2. Administrative and service agreements: On April 4, 2007, the Partnership entered into an administrative services agreement with CSM, pursuant to which CSM has agreed to provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT and clerical services. In addition, the Partnership reimburses CSM and CGP for reasonable costs and expenses incurred in connection with the provision of these services, after CSM submits to the Partnership an invoice for such costs and expenses together with any supporting detail that may be reasonably required. These expenses are included in “General and administrative expenses” in the consolidated statements of comprehensive income / (loss). In 2015, the Partnership entered into an executive services agreement with CGP, which was amended in 2016 and 2019, according to which CGP provides certain executive officers services for the management of the Partnership’s business as well as investor relation and corporate support services to the Partnership. For the years ended December 31, 2021, 2020 and 2019 such fees amounted to $1,880 for each year and are included in “General and administrative expenses” in the consolidated statements of comprehensive income / (loss).

F- 13	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

5. Transactions with Related Parties – Continued

Balances and transactions with related parties consisted of the following:

Consolidated Balance Sheets	As of	As of
	December 31, 2021	December 31, 2020
Liabilities:
CSM – payments on behalf of the Partnership (a)	$92	$1,040
Management fee payable to CSM (b)	25	25
Capital-Executive – payments on behalf of the Partnership (a)	1,188	1,765
Management fee payable to Capital-Executive (b)	417	427
Capital-Gas – payments on behalf of the Partnership (a)	721	—
Management fee payable to Capital-Gas (b)	342	—
Due to related parties	$2,785	$3,257

Consolidated Statements of Comprehensive Income / (Loss)	For the years ended December 31,
	2021	2020	2019
Vessel operating expenses	$5,923	$4,976	$3,917
General and administrative expenses (c)	2,013	2,049	2,146

(a) Managers - Payments on Behalf of the Partnership: This line item represents the amount outstanding for payments for operating and voyage expenses made by the Managers on behalf of the Partnership and its subsidiaries.

(b) Management fee payable to Managers: The amount outstanding as of December 31, 2021 and 2020 represents the management fee payable to the Managers under the management agreements.

(c) General and administrative expenses: This line item mainly includes fees relating to internal audit, investor relations and consultancy fees.

F- 14	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

6. Vessels, net

The following table presents an analysis of vessels, net:

	Vessel cost	Accumulated depreciation	Net book value
Balance as at January 1, 2020	$748,819	$(171,928)	$576,891
Vessel acquisitions	162,600	—	162,600
Improvements	11,601	—	11,601
Depreciation for the year	—	(38,895)	(38,895)
Balance as at December 31, 2020	$923,020	$(210,823)	$712,197
Vessel acquisitions	1,256,858	—	1,256,858
Vessel disposals	(180,358)	36,123	(144,235)
Improvements	374	—	374
Depreciation for the year	—	(43,336)	(43,336)
Balance as at December 31, 2021	$1,999,894	$(218,036)	$1,781,858

All of the Partnership’s vessels as of December 31, 2021, have been provided as collateral to secure the Partnership’s credit facilities, and financing arrangements (Note 8).

Vessel acquisitions

•	For the year 2021

On November 29, 2021 the Partnership entered into a Share Purchase Agreement (“SPA”) with CGC for the acquisition of the shares of the company owning a 174,000 Cubic Meter (“CBM”) LNG/C vessel, namely the LNG/C Adamastos, built in 2021, at Hyundai Heavy Industries Co., Ltd (“Hyundai”) for a total consideration of $220,000.The LNG/C Adamastos was delivered to the Partnership on November 29, 2021.

On November 18, 2021 the Partnership entered into two separate SPAs with CGC for the acquisition of the shares of the companies owning two 174,000 CBM LNG vessels, namely the LNG/C Asklipios and the LNG/C Attalos, built in 2021, at Hyundai for a total consideration of $196,000 and $207,000, respectively. The LNG/C Asklipios and the LNG/C Attalos were delivered to the Partnership on November 18, 2021.

On August 31, 2021 the Partnership entered into three separate SPAs with CGC for the acquisition of the shares of the companies owning three 174,000 CBM LNG/C vessels, namely the LNG/C Aristos I, built in 2020 and the LNG/Cs Aristarchos and Aristidis I, both built in 2021, at Hyundai for a total consideration of $203,139, $191,639 and $205,000 respectively. The LNG/C Aristos I and the LNG/C Aristarchos were delivered to the Partnership on September 3, 2021, while the LNG/C Aristidis I was delivered on December 16, 2021.

On January 27, 2021, the Partnership entered into three separate SPAs with CMTC for the acquisition of the shares of the companies owning three 5,089 Twenty-foot Equivalent Unit (“TEU”) sister container vessels, namely the M/V Long Beach Express, the M/V Seattle Express and the M/V Fos Express, all built in 2008 at Hanjin Heavy Industries S. Korea, for a total consideration of $40,500. In addition, the Partnership recognized expenses of $250, included in vessels’ cost, in connection with the acquisition of the three container vessels. The M/V Long Beach Express, the M/V Seattle Express and the M/V Fos Express were delivered to the Partnership on February 25, 2021.

All vessels were acquired with attached charter party agreements.

F- 15	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

6. Vessels, net – Continued

Vessel acquisitions – Continued

•	For the year 2021 - Continued

The Partnership accounted for these acquisitions as acquisition of assets as the fair values of the vessels and the time charters attached are concentrated in a single identifiable asset. The Partnership considered whether any value should be assigned to the attached charter party agreements acquired and concluded that the contracted daily charter rate for the LNG/C Aristos I, the LNG/C Aristidis I, the LNG/C Attalos and the LNG/C Adamastos were above and for the LNG/C Aristarchos, the LNG/C Asklipios, the M/V Long Beach Express, the M/V Seattle Express and the M/V Fos Express were below the market rate on the acquisition date and therefore the total consideration was allocated to the vessel’s cost and the above and below market acquired charters, respectively. The Partnership allocated the cost of the vessels and the time charters acquired on the basis of their relative fair values.

The vessels were recorded in the Partnership’s financial statements at a total value of $1,256,858, reflecting a net reduction of $6,670 from the acquisition cost of $1,263,528 due to the value of the charters that were attached to the vessels at the time of the respective acquisitions (Note 7).

•	For the year 2020

In January 2020, the Partnership entered into three separate SPAs with CMTC for the acquisition of the shares of the companies owning the M/V Athenian, the M/V Athos and the M/V Aristomenis for a total consideration of $162,600. The Partnership accounted for these acquisitions as acquisition of assets. The Partnership considered whether any value should be assigned to the attached charter party agreements acquired and concluded that the contracted daily charter rates were equal to the market rates on the acquisition date and therefore the total consideration was allocated to the vessels’ cost.

Improvements

During the year ended December 31, 2021 and 2020, certain of the Partnership’s vessels underwent improvements. The costs of these improvements amounted to $374 and $11,601 respectively and were capitalized as part of the vessels’ cost. Improvements during the year ended December 31, 2020 included the cost of $10,906 relating to the installation of exhaust gas cleaning and ballast water treatment systems for certain of the Partnership’s vessels. During the year ended December 31, 2021, no such installations took place.

Vessel disposals

On April 7, 2021, the Partnership entered into two separate Memorandum of Agreements (“MOA”) with a third party for the sale of the M/V CMA CGM Magdalena and the M/V Adonis at a price of $99,000 and $96,000, respectively. The Partnership decided to enter into these MOAs after receiving the Buyers’ purchase enquiries which were opportunistic in nature. Upon entering the MOAs the Company considered that both vessels met the criteria to be classified as held for sale. At that time the vessels’ fair value less cost to sell exceeded their carrying amount, so no impairment charge was recognized in the Partnership’s consolidated statement of comprehensive income/(loss) for the year ended December 31, 2021. The vessels were delivered to their new owners on May 17, 2021 and December 13, 2021, respectively. For the year ended December 31, 2021, the Partnership recognized a gain on the sale of vessels analyzed as follows:

	M/V CMA CGM Magdalena	M/V Adonis	Total
Sale price	$99,000	$96,000	$195,000
Carrying value on sale	(71,598)	(72,637)	(144,235)
Other sale expenses	(2,018)	(1,935)	(3,953)
Gain on sale	$25,384	$21,428	$46,812

F- 16	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

7. Above / Below market acquired charters

During the year ended December 31, 2021, the Partnership acquired the LNG/C Aristos I, the LNG/C Aristidis I, the LNG/C Attalos and the LNG/C Adamastos with time charters attached to the vessels, with time charters daily rates being above the market rates for equivalent time charters prevailing at the time of acquisitions (Note 6). During the year ended December 31, 2021 the Partnership acquired the LNG/C Aristarchos, the LNG/C Asklipios, the M/V Long Beach Express, the M/V Seattle Express and the M/V Fos Express with time charters attached to the vessels with time charters daily rates being below the market rates for equivalent time charters prevailing at the time of acquisitions (Note 6). The fair value of the time charters attached to the vessels representing the difference between the time charters rates at which the vessels were fixed and the market rates for comparable charters as determined by reference to market data on the acquisition dates were recorded as “Above market acquired charters” under other non-current assets or “Below market acquired charters” under long-term liabilities in the consolidated balance sheet as of the acquisition dates respectively. The fair values of the time charters attached were determined using Level 2 inputs being market values on the acquisition dates (Note 9).

During the year ended December 31, 2020, the Partnership did not recognize any above / below market acquired charters.

Above and below market acquired time charters are amortized or accreted using the straight line method over the remaining period of the time charters acquired as a reduction or addition to time charter revenues. For the years ended December 31, 2021 and 2020 such amortization to time charter revenues for the above market acquired time charters amounted to $9,949 and $11,696, respectively. For the years ended December 31, 2021 and 2020 such accretion to time charter revenues for the below market acquired time charters amounted to $2,662 and nil, respectively.

The following table presents an analysis of above / below market acquired charters:

	Above market acquired charters	Below market acquired charters
Carrying amount as at January 1, 2020	$46,275	$—
Amortization	(11,696)	—
Carrying amount as at December 31, 2021	$34,579	$—
Additions	23,975	(17,305)
(Amortization) / accretion	(9,949)	2,662
Carrying amount as at December 31, 2021	$48,605	$(14,643)

As of December 31, 2021, the remaining carrying amount of unamortized above / below market acquired time charters will be amortized / accreted in future years as follows:

For the year ending December 31,	Above market acquired charters	Below market acquired charters
2022	$16,285	$(4,275)
2023	15,407	(4,275)
2024	11,301	(4,287)
2025	3,935	(1,806)
2026	1,677	—
Total	$48,605	$(14,643)

F- 17	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

8. Long-Term Debt

Long-term debt consists of the following credit facilities, sale and lease back agreements and unsecured Bonds:

		As of December 31, 2021	As of December 31, 2020	Margin
	Credit facilities
(i)	Issued in September 2017 maturing in October 2023 (the “2017 credit facility”)	$106,047	$122,324	3.25%
(ii)	Issued in January 2020 maturing in January 2025 (the “2020 credit facility”)	32,480	35,920	2.55%
(iii)	Issued in January 2021 maturing in February 2026 (the “CMTC Seller’s Credit”)	6,000	—	5.00%
(iv)	Issued in August 2021 maturing in September 2022 (the “CGC Seller’s Credit”)	5,000	—	—
(v)	Issued in August 2021 maturing in September 2022 (the “CGC Seller’s Credit”)	5,000	—	—
(vi)	Assumed in December 2021 maturing in December 2027 (the “2021 credit facility”)	120,566	—	2.50%
	Sale and lease back agreements
(vii)	Issued in January 2020 maturing in January 2025 (the “2020 CMBFL”)	32,900	36,100	2.55%
(viii)	Issued in January 2020 maturing in January 2025 (the “2020 CMBFL”)	32,900	36,100	2.55%
(ix)	Issued in May 2020 maturing in May 2027 (the “ICBCFL”)	45,660	49,324	2.60%
(x)	Issued in May 2020 fully repaid in May 2021 (the “ICBCFL”)	—	50,570	2.60%
(xi)	Issued in May 2020 fully repaid in December 2021 (the “ICBCFL”)	—	49,324	2.60%
(xii)	Issued in January 2021 maturing in February 2026 (the “2021 CMBFL- Panamax”)	9,184	—	2.85%
(xiii)	Issued in January 2021 maturing in February 2026 (the “2021 CMBFL-Panamax”)	9,184	—	2.85%
(xiv)	Issued in January 2021 maturing in February 2026 (the “2021 CMBFL- Panamax”)	9,184	—	2.85%
(xv)	Assumed in September 2021 maturing in October 2027 (the “2021 Bocomm”)	144,744	—	2.70%
(xvi)	Assumed in September 2021 maturing in May 2028 (the “2021 Bocomm”)	151,299	—	2.70%
(xvii)	Assumed in November 2021 maturing in August 2028 (the “2021 CMBFL-LNG/C”)	146,315	—	2.55%
(xviii)	Assumed in November 2021 maturing in September 2028 (the “2021 CMBFL-LNG/C”)	147,493	—	2.55%
(xix)	Assumed in November 2021 maturing in July 2036 (the “2021 Shin Doun”)	142,609	—	*
	Unsecured Bonds
(xx)	Issued in October 2021 maturing in October 2026	170,862	—	2.65%

	Total long-term debt	1,317,427	379,662
	Less: Deferred loan and financing arrangements issuance costs	8,453	5,338
	Total long-term debt, net	1,308,974	374,324
	Less: Current portion of long-term debt	100,144	37,210
	Add: Current portion of deferred loan and financing arrangements issuance costs	2,265	1,400
	Long-term debt, net	$1,211,095	$338,514

*	-It is being repaid at the rate of $31 per day including interest.

F- 18	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

8. Long-Term Debt – Continued

Changes in the credit facilities for the years 2021 and 2020 are as follows:

•	For the year 2021

“2021 credit facility” (vi)

On December 16, 2021, upon the completion of the acquisition of the LNG/C Aristidis I (Note 6) the Partnership assumed the outstanding balance of $123,001, of the credit facility that the company owning the vessel had entered into with ING Bank N.V., London Branch (“2021 credit facility”). The loan agreement for the LNG/C Aristidis I has a remaining duration, from the date of the vessel’s acquisition from the Partnership, of six years.

“2021 Shin Doun”(xix)

On November 29, 2021, upon the completion of the acquisition of the LNG/C Adamastos (Note 6) the Partnership assumed the outstanding balance of $143,103, of the sale and leaseback agreement that the company owning the vessel had entered into with a subsidiary of Shin Doun Kisen Co., Ltd. (“Shin Doun”). The lease agreement for the LNG/C Adamastos has a remaining duration, from the date of the vessel’s acquisition from the Partnership, of 14.7 years.

“2021 CMBFL-LNG/C”(xvii),(xviii)

On November 18, 2021, upon the completion of the acquisition of the LNG/C Attalos and the LNG/C Asklipios (Note 6) the Partnership assumed the outstanding balances of $146,315 and $149,570, respectively, of the two separate sale and leaseback agreements that the companies owning the vessels had entered into with two subsidiaries of CMB Financial Leasing Co., Ltd (“CMBFL”). The lease agreements for the LNG/C Attalos and the LNG/C Asklipios have remaining durations, from the date of the vessels’ acquisition from the Partnership of 6.7 and 6.9 years respectively.

“2021 Bocomm”(xv),(xvi) and “CGC Seller’s Credit”(iv),(v)

On September 3, 2021, upon the completion of the acquisition of the LNG/C Aristos I and the LNG/C Aristarchos (Note 6) the Partnership assumed the outstanding balances of $148,920 and $155,435, respectively, of the two separate sale and leaseback agreements that the companies owning the vessels had entered into with two subsidiaries of Bank of Communications Financial Leasing Co., Ltd (“Bocomm”). The lease agreements for the LNG/C Aristos I and the LNG/C Aristarchos have a remaining duration from the date of the vessel’s acquisition from the Partnership of 6.1 and 6.7 years respectively. Furthermore, on August 31, 2021 the Partnership entered into two CGC Seller’s Credits (iv) and (v) to defer $5,000 of the purchase price for each vessel (Notes 5, 6). The CGC Seller’s Credits bear no interest and are payable within one year from the vessel’s delivery date.

“2021 CMBFL- Panamax”(xii), (xiii),(xiv) and “CMTC Seller’s Credit”(iii)

On January 22, 2021, the Partnership entered into three separate sale and lease back agreements with CMBFL for up to $10,010 each in order to partially finance the acquisition of the share of the companies owning the vessels M/V Long Beach Express, M/V Seattle Express and M/V Fos Express (Note 6). Each lease agreement has a duration of five years. Furthermore, on January 27, 2021 the Partnership entered into a Seller’s Credit with CMTC (iii) to defer $6,000 of the purchase price for up to five years from the delivery of the vessels (Notes 5, 6).

“Unsecured Bonds” (xx)

On October 20, 2021 the Partnership, through its wholly subsidiary, CPLP PLC (the “Issuer”), issued unsecured Bonds on the Athens Stock Exchange of an amount of €150,000,000 or $170,862 (translated as of December 31, 2021). The Bonds are guaranteed by the Partnership and have a five year duration and pay a fixed coupon of 2.65%, payable semi-annually. The settlement occurred on October 22, 2021 and the proceeds were used to partially finance the acquisition of the shares of the companies owning the LNG/C Attalos, the LNG/C Asklipios and the LNG/C Adamastos. The Bonds contain requirements such as that the ratio of EBITDA to net interest expenses be no less than 2:1, a restricted cash requirement and that the ratio of net total indebtedness to the total assets of the Partnership adjusted for the market value of the fleet not exceed 0.75:1. In addition, the Bonds require that:

•	we maintain a pledged (DSRA) with a minimum balance €100,000;
•	we deposit to the DSRA 50% of any cash disbursements to unitholders (e.g., dividends) exceeding $20,000 per annum, capped at 1/3 of the par value of the Bonds outstanding at the time; and
•	if our MVAN falls below $300,000 then to deposit to the DSRA the difference between the MVAN and the $300,000 (capped to 1/3 of the par value of the Bonds outstanding).

F- 19	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

8. Long-Term Debt – Continued

•	For the year 2020

“ICBCFL” (ix),(x),(xi)

On May 27, 2020 the Partnership drew down the total amount of $155,350 pursuant to three separate agreements entered into in May 2020 with ICBC Financial Leasing Co., Ltd. (“ICBCFL”), for the sale and lease back of three vessels previously under the 2017 credit facility (the “Re-financing”), namely the M/V Akadimos, the M/V Adonis and the M/V CMA CGM Magdalena, and fully repaid the then outstanding balance relating to these three vessels under the 2017 credit facility amounting to $116,515. The leases have a duration of seven years. Following the sale of the M/V CMA CGM Magdalena and the M/V Adonis, in May and December 2021, respectively, the Partnership fully repaid the amount of $96,205 related to the two of the three ICBCFL.

“2020 CMBFL”(vii),(viii)

On January 20, 2020, the Partnership entered into two separate agreements for the sale and lease back of the vessels M/V Athos and M/V Aristomenis (Note 6) with CMBFL for up to $38,500 each and have a duration of five years. The full amounts were drawn down on January 23, 2020.

“2020 credit facility” (ii)

On January 17, 2020 the Partnership entered into a new term loan facility of up to $38,500, for the purpose of partially financing the acquisition of the shares of the company owning the M/V Athenian (Note 6). The full amount of the facility was drawn on January 22, 2020 and has a duration of five years.

All the Partnership’s sale and leaseback agreements were classified as financing arrangements since the existence of various purchase options retained by the Partnership commencing from the first-year anniversary and including either an obligation or an option to acquire each vessel at expiration at a predetermined price, precludes the transfer of control over the vessels.

During the years ended December 31, 2021 and 2020 the Partnership repaid the amount of $49,266 and $37,058, respectively, in line with the amortization schedule of its credit facilities and financing arrangements.

The Partnership’s credit facilities and sale and lease back agreements contain customary ship finance covenants, including restrictions on changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness and the mortgaging of vessels and requirements such as that the ratio of EBITDA to net interest expenses be no less than 2:1, a minimum cash requirement of $500 per vessel, that the ratio of net total indebtedness to the total assets of the Partnership adjusted for the market value of the fleet not exceed 0.75:1. The Partnership’s credit facilities and financing arrangements also contain a collateral maintenance requirement under which the aggregate fair market value of the collateral vessels should not be less than 125% of the outstanding amounts under the 2017 credit facility, the ICBCFL and the 2020 credit facility, 120% of the outstanding amount under the 2020 CMBFL, 2021 CMBFL-Panamax and 2021 credit facility, 110% of the outstanding amount under the 2021 CMBFL-LNG/C and 111% of the outstanding amount under the 2021 Bocomm. Also, the vessel-owning companies may pay dividends or make distributions only when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. As of December 31, 2021, and 2020 the Partnership was in compliance with all financial covenants.

The credit facilities and financing arrangements include a general assignment of the earnings, insurances and requisition compensation of the respective collateral vessel or vessels. They also require additional security, such as pledge and charge on current accounts and mortgage interest insurance.

As of December 31, 2021, there were no undrawn amounts under the Partnership’s credit facilities and financing arrangements.

For the years ended December 31, 2021, 2020 and 2019, the Partnership recorded interest expense from continuing operations of $16,586, $13,761 and $15,836 respectively, which is included in “Interest expense and finance cost” in the consolidated statements of comprehensive income / (loss). For the years ended December 31, 2021, 2020 and 2019 the weighted average interest on the Partnership’s long-term debt was 2.9%, 3.6% and 5.7% respectively.

F- 20	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

8. Long-Term Debt – Continued

The required annual payments to be made subsequently to December 31, 2021 are as follows:

For the year ending December 31,	Amount
2022	$100,144
2023	163,328
2024	66,217
2025	124,001
2026	243,402
Thereafter	620,335
Total	$1,317,427

9. Financial Instruments

(a)    Fair value of financial instruments

The Partnership follows the accounting guidance for financial instruments that establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosure about fair value measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

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

The carrying value of cash and cash equivalents and restricted cash, are considered Level 1 items as they represent liquid assets with short-term maturities, trade receivables, amounts due to related parties, trade accounts payable and accrued liabilities approximate their fair value.

The fair value of variable rate long-term debt (Note 8) approximates the recorded value, due to its variable interest being the LIBOR and due to the fact the lenders have the ability to pass on their funding cost to the Partnership under certain circumstances, which reflects their current assessed risk. We believe the terms of our loans are similar to those that could be procured as of December 31, 2021. LIBOR rates are observable at commonly quoted intervals for the full term of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy.

The fair value of the fixed rate long term debt (Note 8-(iii),(iv),(v) and (xix)) was approximately $158,290 and was determined by using Level 2 inputs being the discounted expected cash flows of the outstanding amount.

The Bonds have a fixed rate, and their estimated fair values as of December 31, 2021 were determined through Level 1 inputs of the fair value hierarchy (quoted price under the ticker symbol CPLPB1 on Athens Stock Exchange) and were approximately $171,292.

There were no Level 3 items.

F- 21	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

9. Financial Instruments - Continued

Derivative instruments

In connection with the issuance of the Bonds (Note 8), the Partnership entered into certain cross-currency swap agreements to manage the related foreign currency exchange risk by effectively converting the fixed-rate, Euro-denominated Bonds, including the semi-annual interest payments for the period from October 21, 2021 to October 21, 2025 to fixed-rate, U.S. Dollar-denominated debt. The economic effect of the swap agreements is to eliminate the uncertainty of the cash flows in U.S. Dollars associated with the issuance of the Bonds by fixing the principal amount of the Bonds, with a fixed annual interest rate. The cross-currency swap agreements were not designated as accounting hedges.

Derivative instruments not designated as hedges are not speculative and are used to manage the Partnership’s exposure to identified risks but do not meet the strict hedge accounting requirements and/or the Partnership has not elected to apply hedge accounting. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in the consolidated statements of comprehensive income / (loss).

The following table summarizes the terms of the cross-currency swap agreements and their respective fair value as of December 31, 2021.

Derivative Assets/(Liabilities):

Effective Date	Termination Date	Notional Amount in EURO	Notional Amount in United States Dollars	Fixed Rate the Partnership receives in EURO	Fixed Rate the Partnership pays in United States Dollars	Fair Value December 31, 2021 in United States Dollars
21/10/2021	21/10/2025	120,000	139,716	2.65%	3.655%	(2,552)
21/10/2021	21/10/2025	30,000	34,929	2.65%	3.690%	(615)
Total Fair Value						(3,167)

The fair value of the cross-currency swap agreements is presented net of accrued interest expense which is recorded in Accrued liabilities in the consolidated balance sheets.

During the year ended December 31, 2021 the Partnership recognized loss on derivatives amounting $3,167 in Other income / (expense) in the consolidated statements of comprehensive income / (loss).

Items Measured at Fair Value on a recurring Basis - Fair Value Measurements
	Quoted prices in active markets for identical assets	Significant other Observable inputs	Unobservable Inputs
Recurring Measurements 2021:	Level 1	Level 2	Level 3	Loss
Cross Currency SWAPs	$—	$3,167	$—	$3,167

The fair value (Level 2) of cross-currency swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, current interest rates, foreign exchange rates and the credit worthiness of both us and the derivative counterparty. This line item is presented in Derivative liabilities in the consolidated balance sheets.

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

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

10. Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31,
	2021	2020
Accrued loan interest and loan fees	$3,355	$1,817
Accrued operating expenses	4,076	4,953
Accrued capitalized expenses	371	1,350
Accrued voyage expenses and commissions	2,472	1,577
Accrued general and administrative expenses	1,121	992
Total	$11,395	$10,689

11. Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses consist of the following:

	For the years ended December 31,
	2021	2020	2019
Voyage expenses:
Commissions	$4,278	$2,809	$1,952
Bunkers	4,204	1,349	89
Port expenses	1,633	624	4
Other	583	1,519	885
Total	$10,698	$6,301	$2,930
Vessel operating expenses:
Crew costs and related costs	$22,575	$16,624	$13,375
Insurance expense	4,029	2,388	1,796
Spares, repairs, maintenance and other expenses	6,784	8,836	5,001
Stores and lubricants	5,288	4,593	3,251
Management fees (Note 5)	6,295	4,976	3,917
Other operating expenses	2,151	1,304	3,209
Total	$47,122	$38,721	$30,549

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

Pursuant to Section 883 of the United States Internal Revenue Code (the “Code”) and the regulations thereunder, a foreign corporation engaged in the international operation of ships is generally exempt from U.S. federal income tax on its U.S.-source shipping income if the foreign corporation meets both of the following requirements: (a) the foreign corporation is organized in a foreign country that grants an “equivalent exemption” to corporations organized in the United States for the types of shipping income (e.g., voyage and time charter) earned by the foreign corporation and (b) more than 50% of the voting power and value of the foreign corporation’s stock is “primarily and regularly traded on an established securities market” in the United States and certain other requirements are satisfied (the “Publicly-Traded Test”). Each of the jurisdictions where the Partnership’s vessel-owning subsidiaries are incorporated grants an “equivalent exemption” to United States corporations with respect to each type of shipping income earned by the Partnership’s vessel-owning subsidiaries. Additionally, our units are only traded on the Nasdaq Global Market, which is considered to be established securities market. The Partnership has satisfied the Publicly-Traded Test for the years ended December 31, 2021, 2020 and 2019 and the vessel-owning subsidiaries are exempt from United States federal income taxation with respect to U.S.-source shipping income.

CPLP PLC is incorporated in Cyprus and does not conduct any substantive operations of its own. No provision for Cyprus income tax has been made in the financial statements as CPLP PLC had no assessable income for the period from August 14, 2021 (inception) to December 31, 2021.

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

General Partner Interest and IDRs: The general partner has a 1.77% interest in the Partnership (excluding treasury units) and holds the IDRs. In accordance with Section 5.2(b) of the Partnership Agreement, upon the issuance of additional units by the Partnership, the general partner may elect to make a contribution to the Partnership to maintain its general partner interest.

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

13. Partners’ Capital - Continued

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

Common Units

On September 3, 2021, the Partnership issued 1,153,846 common units as part of the consideration for the acquisition of the LNG/C Aristos I and the LNG/C Aristarchos (Notes 5, 6).

On January 25, 2021, the Partnership’s Board of Directors approved a unit repurchase plan for an amount of $30,000 to be used for repurchasing the Partnership’s common units over the period of up to two years (the ‘repurchase plan’). The Partnership may repurchase these units in the open market or in privately negotiated transactions, at times and prices that are considered to be appropriate by the Partnership. For the year ended December 31, 2021, the Partnership completed the repurchase of 382,250 units paying an average price per unit of $11.74 plus repurchasing expenses. These units are held as treasury units by the Partnership and the amount of $4,499 is recorded as a reduction in the Partnership’s Partners’ Capital.

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

As of December 31, 2021 and 2020 our partners’ capital included the following units:

	As of December 31, 2021	As of December 31, 2020
Common units	19,394,696	18,623,100
General partner units	348,570	348,570
Treasury Units	382,250	—
Total partnership units	20,125,516	18,971,670

14. Omnibus Incentive Compensation Plan

On July 23, 2019, the board of directors adopted an amended and restated Plan (“the 2019 amended plan”), so as to reserve for issuance a maximum number of 740,000 restricted common units. On July 23, 2019, the Partnership awarded 445,000 unvested units to Employees and Non-Employees with a grant-date fair value of $11.23 per unit. Awards granted to certain Employees and Non-Employees would vest in three equal installments. As of December 31, 2021 all the awards have vested.

The unvested units accrue distributions as declared and paid, which distributions are retained by the custodian of the Plan until the vesting date at which time they are payable to the grantee. As unvested unit grantees accrue distributions on awards that are expected to vest, such distributions are charged to Partners’ capital.

There were no forfeitures of awards during the years ended December 31, 2021 and 2020. The Partnership estimated the forfeitures of unvested units to be immaterial.

F- 25	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

14. Omnibus Incentive Compensation Plan - Continued

For the years ended December 31, 2021, 2020 and 2019 the equity compensation expense included in “General and administrative expenses” in the consolidated statements of comprehensive income / (loss) was $2,043, $2,049 and $907, respectively. As of December 31, 2021 there was no compensation cost related to non-vested awards. The Partnership uses the straight-line method to recognize the cost of the awards.

The following table contains details of our plan:

	Equity compensation plan
Unvested Units	Units	Amount
Unvested on January 1, 2020	428,958	$4,817
Vested	(16,042)	(180)
Unvested on December 31, 2020	412,916	4,637
Vested	(412,916)	(4,637)
Unvested on December 31, 2021	—	$—

15. Net Income from continuing operations Per Unit

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

Under the Partnership Agreement, the holder of the IDRs in the Partnership, which is currently CGP, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions (Note 13). The Partnership excluded the effect of the 12,983,333 Class B Convertible Preferred Units in calculating dilutive EPU for the year ended December 31, 2019, as they were anti-dilutive.

For the year ended December 31, 2021, the Partnership excluded the effect of 412,916 units under the 2019 amended plan, which vested on December 31, 2021, as they were anti-dilutive. For the years ended December 31, 2020 and 2019, the Partnership excluded the effect of 412,916 and 428,958, respectively, unvested units under the omnibus incentive compensation plan in calculating dilutive EPU for its common unit holders as they were anti-dilutive.

The non-vested units were participating securities because they received distributions from the Partnership and these distributions did not have to be returned to the Partnership if the non-vested units were forfeited by the grantee.

The Partnership’s net income for the years ended December 31, 2021, 2020 and 2019 did not exceed the First Target Distribution Level, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’s interest in net income.

F- 26	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

15. Net Income from continuing operations Per Unit - Continued

The two class method used to calculate EPU from continuing operations is as follows:

BASIC AND DILUTED	2021	2020	2019
Numerators
Partnership’s net income from continuing operations	$98,178	$30,367	$24,421
Less:
Preferred unit holders’ interest in Partnership’s net income from continuing operations	—	—	2,652
Deemed dividend to preferred unit holders’	—	—	9,119
General Partner’s interest in Partnership’s net income from continuing operations	1,790	558	236
Partnership’s net income from continuing operations allocable to unvested units	2,053	685	130
Common unit holders’ interest in Partnership’s net income from continuing operations	$94,335	$29,124	$12,284
Denominators
Weighted average number of common units outstanding, basic and diluted	18,342,413	18,194,186	18,178,144
Net income from continuing operations per common unit:
Basic and Diluted	$5.14	$1.60	$0.68

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

F- 27	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

16. Commitments and Contingencies - Continued

Commitments

(a)	Lease Commitments: Future minimum charter hire receipts, excluding any profit share revenue that may arise, based on non-cancellable long-term time charter contracts, as of December 31, 2021 were:

Year ending December 31,	Amount
2022	279,257
2023	277,263
2024	212,884
2025	100,923
2026	27,169
Total	897,496

17. Subsequent Events

(a) Dividends: On January 24, 2022, the board of directors of the Partnership declared a cash distribution of $0.15 per common unit for the fourth quarter of 2021. The fourth quarter common unit cash distribution was paid on February 10, 2022, to unit holders of record on February 3, 2022.

(b) Omnibus Incentive Compensation Plan: In January 2022, the board of directors adopted an amended and restated Compensation Plan, so as to reserve for issuance a maximum number of 750,000 restricted common units. As a result the total number of restricted common units reserved is 1,045,000.

(c) Uncertainties caused by the Russo-Ukrainian War: The recent conflict between Russia and Ukraine may lead to further regional and international conflicts or armed action. It is possible that such conflict could disrupt supply chains and cause instability in the global economy. Additionally, the ongoing conflict could result in the imposition of further economic sanctions by the United States and the European Union against Russia. While much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows.

F- 28	Table of Contents