Form 20-F
period 2022-12-31
Capital Product Partners L.P.
filed 2023-04-26
CIK 1392326

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

20,255,707 Common Units

566,239 Treasury Common Units

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

Indicate by check mark whether the registrant has filed a report on an attestation to it management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

ITEM 17   ☐                ITEM 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES   ☐                 NO  ☒

CAPITAL PRODUCT PARTNERS L.P.

1	Table of Contents

ABOUT THIS REPORT

This annual report on Form 20-F (this “Annual Report”) should be read in conjunction with our audited consolidated balance sheets as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income, changes in partners’ capital, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes included herein (the “Financial Statements”).

In this Annual Report, unless the context otherwise requires:

•	the “Partnership”, “CPLP”, “we”, “us” or “our” refer to Capital Product Partners L.P. and, unless the context otherwise requires, its consolidated subsidiaries;

•	“CPLP PLC” refers to CPLP Shipping Holdings PLC, a public limited liability company and wholly owned subsidiary of CPLP, which issued €100.0 million and €150.0 million of senior unsecured bonds guaranteed by CPLP (the “Bonds”) listed on the Athens Stock Exchange in July 2022 and October 2021, respectively;

•	“Capital Maritime” or “CMTC” refer to Capital Maritime & Trading Corp., our sponsor;

•	“General Partner” refers to Capital GP L.L.C., our general partner;

•	“Capital-Executive” refers to Capital-Executive Ship Management Corp.

•	“Capital Ship Management” refers to Capital Ship Management Corp.

•	“Capital Gas” refers to Capital Gas Ship Management Corp.

•	the “Managers” refers to our managers, Capital-Executive , Capital Ship Management and Capital Gas;

•	“financing arrangements” refers to our debt financing arrangements as well as to our sale-leaseback financing arrangements, seller’s credit agreements and the Bonds; and

•	“debt” includes indebtedness under the financing arrangements.

2	Table of Contents

FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this Annual Report concerning our business, operations, cash flows, and financial position, including, among other things, the likelihood of our success in developing and expanding our business, include “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, financial condition and the markets in which we operate, and involve risks and uncertainties. In some cases, you can identify forward-looking statements by the use of words such as “may,” “might,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “likely,” “intend,” “forecast,” “believe,” “estimate,” “project,” “predict,” “propose,” “potential,” “continue,” “seek” or the negative of these terms or other comparable terminology. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flows, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this Annual Report in “Item 3. Key Information—D. Risk Factors” below. These forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

•	expectations regarding our ability to make distributions on our common units;

•	our ability to increase our cash available for distribution over time;

•	expectations regarding global economic outlook and growth;

•	expectations regarding shipping conditions and fundamentals, including the balance of supply and demand, as well as trends and conditions in the newbuild markets and scrapping of older vessels;

•	our current and future business and growth strategies and other plans and objectives for future operations; future acquisitions and deliveries of vessels from Capital Maritime or third parties;

•	our continued ability to enter into medium- or long-term, fixed-rate time charters with our charterers and to re-charter our vessels at attractive rates as their existing charters expire;

•	the relationships and reputations of our Managers and our General Partner in the shipping industry;

•	the financial condition, viability and sustainability of our charterers, including their ability to meet their obligations under the terms of our charter agreements;

•	developments with regard to the COVID-19 pandemic and its impact on the global economy, international trade and shipping markets;

•	our ability to maximize the use of our vessels;

•	our ability to access debt, credit and equity markets;

•	our ability to service, refinance or repay our financing under our financing arrangements and settle our hedging arrangements;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the expected lifespan and condition of our vessels;

•	changes to the regulatory requirements applicable to the shipping industry, including, without limitation, stricter requirements adopted by international organizations and the European Union (“EU”), or by individual countries or charterers and actions taken by regulatory authorities overseeing such areas as safety and environmental compliance;

•	our ability to successfully operate exhaust gas cleaning systems (“scrubbers”) on certain or all of our vessels;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, including new environmental regulations and standards, as well as standard regulations imposed by our charterers applicable to our business;

•	the impact of heightened regulations and the actions of regulators and other government authorities, including anti-corruption laws and regulations, as well as sanctions and other governmental actions;

•	our anticipated general and administrative expenses;

•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;

•	the anticipated taxation of our partnership and distributions to our common unitholders;

•	the ability of our General Partner to retain its officers and the ability of our Managers to retain key employees; and

•	anticipated funds for liquidity needs and the sufficiency of cash flows.

The preceding list is not intended to be an exhaustive list of all our forward-looking statements. These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and, therefore, involve a number of risks and uncertainties, including those risks discussed in “Item 3. Key Information—D. Risk Factors” below, which could cause actual results to be materially different from those contained in any forward-looking statement. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

3	Table of Contents

Unless required by law, we expressly disclaim any obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. You should carefully review and consider the various disclosures included in this Annual Report that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

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

Some of the risks described below relate to the industries and the countries in which we operate as of the date of this Annual Report. Please read “Item 4. Information on the Partnership” for information on the current scope of our operations. While we currently own 22 vessels consisting of 11 neo-Panamax container vessels, three Panamax container vessels, one drybulk vessel and seven LNG carriers, as well as one neo-Panamax container vessel that we have agreed to acquire and that we expect will be delivered during the second quarter of 2023, we may in the future enter into additional markets. If that happens, we will be exposed to additional risks.

Furthermore, we are organized as a limited partnership under the laws of the Republic of the Marshall Islands. Although many of the risks relating to our business and operations are comparable to those a corporation engaged in a similar business would face, limited partner interests are inherently different from the capital stock of a corporation and involve additional risks.

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

•	The ocean-going LNG, container and drybulk shipping industries are cyclical and volatile;

•	An oversupply of LNG carrier or containership capacity may depress current charter rates and adversely affect our ability to re-charter our vessels at profitable rates or at all;

•	A decrease in the level of export and import of goods or LNG production and exports, as a result of trade protectionism, economic sanctions, changes in commodity prices or other factors affecting global markets, could affect demand for shipping;

•	Vessel values may decrease and over time may fluctuate substantially, which may cause us to recognize losses if we sell our vessels or record impairments;

•	We may not be able to grow or to effectively manage our growth;

•	If our charterers do not fulfill their obligations to us, or if they are unable to honor their obligations, our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt may be adversely affected;

•	We currently derive a significant part of our revenues from a limited number of charterers and the loss of any charterer or charter or vessel could result in a significant loss of revenues and cash flows;

•	As our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters, comply with debt covenants or raise financing;

•	Marine transportation is inherently risky, and an incident involving significant loss of, or environmental contamination by, any of our vessels could harm our reputation and business; and

•	An increase in interest rates could increase our level of debt and the related interest expense, limit our ability to access debt and equity financing and increase the cost of capital required to acquire additional vessels or to implement our business strategy.

5	Table of Contents

RISKS RELATED TO OUR INDUSTRY

We are exposed to various risks in the ocean-going LNG, container and drybulk shipping industries, which are cyclical and volatile.

We operate in the ocean-going LNG, container and drybulk shipping industries and our performance and future growth depend on continued demand in these industries. Accordingly, we are exposed to various risks in these industries. Currently, we own seven LNG carriers, 14 container vessels and one drybulk vessel. As a result, we are most exposed to risks in the ocean-going LNG and container shipping industries.

The LNG shipping industry is cyclical with attendant volatility in charter hire rates and profitability. Recently, the LNG charter market has recovered after experiencing a prolonged period of historically low rates. The degree of charter hire rate volatility among different types of LNG vessels has varied widely, and time charter and spot market rates for LNG vessels have in the past declined below operating costs of vessels.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates and profitability and demand for our container vessels depends on a range of factors, including changes in the supply and demand for ship capacity and changes in the supply and demand for shipment of cargoes in containers. From the second half of 2020 onwards, as a result of the COVID-19 pandemic, changes in worldwide consumer behavior, reduced ports capacity due to social distancing and quarantine measures imposed in various counties worldwide and dislocation of container boxes and containerized trade resulted in a rapid increase in charter rates, which ultimately reached record levels in 2021 and the first half of 2022. Charter and freight rates in the container market in the first half of 2022 increased even further, reaching an all-time high in the first quarter of 2022. However, rates softened during the second half of 2022 and have declined, amid demand headwinds, increased supply of vessels, easing in congestion and weaker economic sentiment. During 2022, demand in global container trade decreased by 5.3% compared to the previous year in terms of Twenty-foot Equivalent Unit (“TEU”)/miles. The ongoing Russia-Ukraine conflict combined with inflationary pressures across most major economies may lead to a global economic slowdown, which might in turn adversely affect demand for container vessels and containerized goods and could negatively affect our results from operations. If the recent drop in freight rates continues, this could result in diminished profitability or losses, and could adversely impact certain of our charterers, which could negatively affect our results from operations. For example, in a number of instances in the past, charterers have not performed under, or have requested modifications of, existing time charters. See “—Risks Related to Our Business and Operations—Certain of our vessels may be under time charters at rates that are at a substantial premium to the spot and period markets, and our charterers’ failure to perform under these time charters could result in a significant loss of expected future revenues and cash flows.” and “—Risks Related to Our Business and Operations—If our charterers do not fulfill their obligations to us, or if they are unable to honor their obligations, our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt may be adversely affected.”

The drybulk shipping industry is cyclical with attendant volatility in charter rates, vessel values and profitability, with wide disparities across different classes of drybulk carriers. Our sole drybulk carrier, the M/V Cape Agamemnon is currently deployed in the spot market, which is highly volatile and which may affect our earnings and the value of that vessel. If we cannot enter into a period time charter for the M/V Cape Agamemnon on acceptable terms, we may have to continue to secure charters in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter the vessel at all. See “—Risks Related to Our Business and Operations—The international drybulk shipping industry is highly competitive, and with only one drybulk vessel in our fleet, we may not be able to compete successfully for charters with established companies with greater resources. As a result, we may not be able to successfully operate the vessel.”

The factors affecting the supply of LNG, products shipped in containers and drybulk cargoes and the demand for LNG carriers, containerships and/or drybulk vessels are outside our control and the nature, timing, direction and degree of changes in industry conditions are difficult to predict.

Some of the factors that influence demand for LNG carriers, containerships and/or drybulk vessels include:

•	the price of LNG, which may be affected, among other things, by:

•	the prices and availability of crude oil, petroleum products and natural gas, including to the extent that natural gas prices are benchmarked to the price of crude oil, which could negatively affect the economies of potential new LNG production projects;

•	the cost of natural gas derived from LNG relative to the cost of natural gas generally and the cost of alternative fuels, including renewables and coal, and the impact of increases in the cost of natural gas derived from LNG on consumption of LNG; and

•	the impact of any adverse effects on the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change;

•	changes in the exploration, development, production or transportation of LNG, including the availability and allocation of capital by developers to new LNG projects, events that may affect the availability of sufficient financing for LNG projects and the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for LNG and increases in the production of lower cost domestic natural gas in natural gas consuming markets, which could further depress prices for natural gas in those markets;

6	Table of Contents

•	changes in global production of products transported by containerships and/or drybulk vessels;

•	seaborne and other transportation patterns, including the distances over which LNGs, container and/or drybulk cargoes are transported and changes in such patterns and distances;

•	the globalization of production and manufacturing;

•	developments in international trade and in the market for exports of containerized goods and raw materials;

•	global and regional economic and political conditions, including political and military conflicts;

•	developments in international trade including threats and/or imposition of trade tariffs;

•	any significant explosion, spill or other incident involving an LNG facility or carrier;

•	economic growth in China, India and other emerging markets, including trends in the market for imports of raw materials to such markets;

•	developments with regard to the ability of nations worldwide to address pandemics, such as the COVID-19 pandemic, and their impact on economic activity;

•	laws and regulations, including but not limited to new taxes, environmental protection laws and other regulatory developments;

•	regional, national or international energy policies that constrain the production or consumption of hydrocarbons including natural gas;

•	currency exchange rates;

•	changes in weather patterns, including warmer winters in the northern hemisphere and lower gas demand in the traditional peak heating season and severe weather events resulting from climate change; and

•	cost of bunkers.

Some of the factors that influence the supply of LNG carriers, containerships and/or vessel capacity for drybulk carriers include the following:

•	the number of newbuild orders and deliveries, which among other factors depend upon the ability of shipyards to meet contracted delivery dates and the ability of purchasers to finance such new acquisition;

•	the extent of newbuild vessel deferrals;

•	the scrapping rate of LNG, containerships and/or drybulk vessels;

•	newbuild prices and LNG, containership and/or drybulk vessel owner access to capital to finance the construction of newbuilds;

•	charter rates and the price of steel and other raw materials;

•	changes in environmental and other regulations and standards that may limit the profitability, operations or useful life of vessels;

•	the number of LNG, containerships and/or drybulk vessels that are slow-steaming or extra slow-steaming to conserve fuel;

•	the number of LNG, containerships and/or drybulk vessels that are off-charter and the number of vessels otherwise not in service (for example, as a result of vessel casualties);

•	port and canal congestion and closures; and

•	demand for fleet renewal.

7	Table of Contents

An oversupply of vessel capacity may prolong or depress current charter rates and adversely affect our ability to re-charter our vessels at profitable rates or at all.

Since 2014, the LNG market has been at times characterized by an oversupply of LNG tonnage, mainly caused by delays in new LNG capacity coming on stream. In addition, following a decline in ordering of newbuildings during 2016 and 2017, ordering increased in 2018 through 2022, driven by the strengthening of charter rates and increasing expectations for long-term LNG supply and demand. As a result, the LNG orderbook as of December 31, 2022 represented approximately 50% of the total on-the-water fleet capacity which is expected to be delivered between 2023 and 2028. A potential overhang of new vessels may cause LNG charter rates to be depressed.

In the containership market, the container order book as of December 31, 2022 represented approximately 29.1% of the total on-the-water fleet capacity. Deliveries of vessels ordered will significantly increase the size of the on-the-water container fleet over the next two to three years, which might in turn create an overhang of container vessels and cause container charter rates to be depressed.

The number of drybulk vessels on order as of December 31, 2022 was estimated by market sources to be approximately 7.6% of the then-existing global drybulk fleet in dead weight ton (“DWT”) terms, with deliveries expected mainly during the next 24 months, although available data with regard to cancellations of existing newbuild orders or delays in newbuild deliveries are not always accurate or may not be readily available.

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

Increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, particularly the Asia-Pacific region, (ii) the length of time required to transport goods and (iii) the risks associated with exporting goods. Such increases may reduce the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs which may adversely affect the business of our charterers. Any reduction in or hindrance to the output of Asia-based exporters could have a material adverse effect on the growth rate of Asia’s exports and on our charterers’ business, which may in turn affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us, which could have a material adverse effect on our business, financial condition, operating results and ability to make cash distributions and to service or refinance our debt.

Furthermore, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and containing capital outflows. These policies may have the effect of reducing the supply of goods available for exports and the level of international trading and may, in turn, result in a decrease in demand for container shipping.

Our business could be harmed by trade tariffs, as well as any trade embargoes or other economic sanctions by the United States or other countries against Russia and countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries. In particular, the ongoing conflict between Russia and Ukraine, and attendant sanctions imposed by the United States, the European Union (“EU”) and other countries may also adversely impact our business, especially given Russia’s role as a major global exporter of crude oil and natural gas and the imposition of a price cap on Russian-origin oil announced by the U.S., EU and several other countries in December 2022. So far the reduced flow of Russian natural gas into Europe and the associated trade distortions has increased demand for LNG shipping, but a long term change in trade patterns of LNG, as a result of the conflict, might adversely affect the demand for LNG shipping and as a consequence might impair our capacity to re-charter the vessels after the expiration of their current charters.

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

Worldwide inflationary pressures could negatively impact our results of operations and cash flows.

Worldwide economies have recently experienced inflationary pressures, with price increases seen across many sectors globally. For example, the U.S. consumer price index, an inflation gauge that measures costs across dozens of items, rose 6.5% in December 2022 compared to the prior year, driven in large part by increases in energy costs. It remains to be seen whether inflationary pressures will continue, and to what degree, as central banks respond to price increases.  As a result of the heightened inflation experienced in 2022, we have incurred increased operating, voyage and administrative costs including higher costs for dry-docking. If inflationary pressures persist, we may experience further increases in our voyage, administrative and operating expenses, which we may not able to pass on to our charterers. Furthermore, the effects of inflation on the supply and demand of the products we transport could alter demand for our services. Interventions in the economy by central banks in response to inflationary pressures may slow down economic activity, including by altering consumer purchasing habits and reducing demand for the commodities and products we carry, and cause a reduction in trade. As a result, the volumes of LNG and/or goods we deliver and/or charter rates for our vessels may be affected. Any of these factors could adversely affect our business, financial condition, results of operations, liquidity, cash flows and ability to pay cash distributions and service or refinance our debt.

8	Table of Contents

LNG, container and drybulk vessel values have historically been volatile. Vessel values may decrease and over time may fluctuate substantially, which may cause us to recognize losses if we sell our LNG carriers, container vessels or the M/V Cape Agamemnon, or record impairments and affect our ability to comply with our loan covenants or refinance our debt.

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

If the market values of our vessels deteriorate, we may be required to record an impairment charge in our financial statements. Furthermore, if a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, we may seek to dispose of it. Our inability to dispose of one or more of our vessels at a reasonable price could result in a loss. A decline in the market value of our vessels could also lead to a default under our financing arrangements and limit our ability to obtain additional financing and service or refinance our debt. If any of these circumstances were to happen, our business, financial condition, results of operations, cash flows and ability to make distributions may be materially and adversely affected.

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

LNG and containership charters are awarded based upon a variety of factors related to the vessel owner, including, among other things:

•	shipping industry relationships and reputation for charterer service and safety;

•	LNG and container shipping experience and quality of vessel operations, including cost effectiveness;

•	quality and experience of seafaring crew;

•	the ability to finance LNGs and containerships at competitive rates and the vessel owner’s financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new vessels according to charterers’ specifications;

•	willingness to accept operational risks under the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

9	Table of Contents

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

One of our principal strategies is to enter into medium- to long-term, fixed-rate time charters. As of March 31, 2023, five of our container vessels are chartered for less than two years and our sole drybulk vessel, the M/V Cape Agamemnon, is deployed in the spot market. Our LNG carriers are under long-term time charters expiring at the earliest in 2025 (three carriers), 2028 (one carrier), 2029 (one carrier), and 2031 (two carriers). On redelivery from their present charters, our vessels may operate in the short-term or spot market unless we are unable to secure long-term charters. As more vessels become available for the short-term or spot market, we may have difficulty entering into additional medium- to long-term, fixed-rate time charters for our vessels due to the increased supply of vessels and possibly lower rates in the spot market. See “—Risks Related to Our Business and Operations—An oversupply of vessel capacity may prolong or depress current charter rates and adversely affect our ability to re-charter our vessels at profitable rates or at all.”

In recent years, global natural gas and crude oil prices have been volatile. Any decline in oil prices can depress natural gas prices and lead to a narrowing of the difference in pricing between geographic regions, which can adversely affect the length of voyages in the spot LNG shipping market and the spot rates and medium-term charter rates for charters which commence in the near future. In addition, advances in LNG carrier technology may negatively impact our ability to re-charter our LNG carriers on attractive rates and may result in lower levels of utilization.

Operating vessels in the spot market or being unable to re-charter vessels on long-term charters with similar or better rates may mean that our revenues and cash flows from these vessels will decline following the expiration of our current charter arrangements. These factors could have a material adverse effect on our business results or operations, cash flows and our ability to make cash distributions and service or refinance our debt. In particular, a sustained decline in our charter rates and employment opportunities could adversely affect the market value of our vessels, on which certain ratios and financial covenants with which we are required to comply are based. A significant decline in the market value of our vessels could impact our compliance with covenants in our financing arrangements and, if the values are lower at a time when we are attempting to dispose of vessels, could cause us to incur a loss. See “—LNG, container and drybulk vessel values have historically been volatile. Vessel values may decrease and over time may fluctuate substantially, which may cause us to recognize losses if we sell our LNG carriers, container vessels or the M/V Cape Agamemnon, or record impairments and affect our ability to comply with our loan covenants or refinance our debt.”

A negative change in the economic conditions in Asia, especially in China, Japan or India, could reduce drybulk trade and demand, which would affect charter rates and have a material adverse effect on the profitability of our drybulk vessel.

A significant number of the port calls made by Capesize bulk carriers involve the loading or discharging of raw materials in ports in Asia, particularly China, Japan and India. We currently anticipate that the future demand for the M/V Cape Agamemnon will be dependent, among other things, upon the rate of economic growth in the global economy and particularly in Asia, including the world’s developing economies, such as China, India, Brazil and Russia. The ongoing hostilities between Russia and Ukraine, in addition to sanctions imposed on Russia and Belarus and certain entities and individuals in these countries may also adversely impact our business due to their impact on the global economy and particularly Asia. See “—Regulatory Risks— Our vessels may be chartered or sub-chartered to parties, or call on ports, located in countries that are subject to restrictions and sanctions imposed by the United States, the European Union and other jurisdictions.” If economic growth declines in China, Japan, India and other countries in Asia, drybulk trade and demand and, as a result, charter rates for drybulk vessels, may decrease and adversely affect our ability to re-charter the M/V Cape Agamemnon at a profitable rate or at all, which could materially adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or repay our debt.

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

10	Table of Contents

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

11	Table of Contents

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

Our LNG and container vessels that are chartered to BP Gas Marketing Limited (“BP”), Cheniere Marketing International LLP (“Cheniere”), Engie Energy Marketing Singapore Pte Ltd (“Engie”), Hyundai Merchant Marine Co Ltd. (“HMM”), Hartree Partners Power & Gas Company (UK) Limited (“Hartree"), CMA CGM S.A. (“CMA CGM”) and Hapag-Lloyd Aktiengesellschaft (“Hapag-Lloyd”) are each currently employed under medium-to-long-term time charters.

Given that the rates we charge to these charterers may at times be significantly higher than the underlying charter market, failure to perform by any of them could result in a significant loss of revenues, which may materially and adversely affect our business, financial condition, results of operation, cash flows and our ability to maintain cash distributions and service or refinance our debt. We could lose these charterers or the benefits of the charters if, among other things:

•	the charterer is unable or unwilling to perform its obligations under the charters, including the payment of the agreed rates in a timely manner;

•	the charterer faces, or continues to face, financial difficulties forcing it to declare bankruptcy, restructure its operations or default under the charters;

•	the charterer fails to make charter payments because of its financial inability or its inability to trade our and other vessels profitably or due to the occurrence of losses due to the weaker charter markets;

•	the charterer fails to make charter payments due to distress, disagreements with us or otherwise;

•	the charterer seeks to renegotiate the terms of the charter agreements due to prevailing economic and market conditions or due to its continued poor performance;

•	the charterer exercises certain rights to terminate the charters;

•	the charterer terminates the charters because we fail to comply with the terms of the charters, the vessels are lost or damaged beyond repair, there are serious deficiencies in the vessels or prolonged periods of off-hire, or we default under the charters;

•	a prolonged force majeure event affecting the charterer, including war or political unrest, prevents us from performing services for that charterer; or

•	the charterer terminates the charters because we fail to comply with the safety and regulatory criteria of the charterer or the rules and regulations of various maritime organizations and bodies.

12	Table of Contents

In the event we lose the benefit of the charters with BP, Cheniere, Engie, Hartree, HMM or Hapag-Lloyd prior to their respective expiration date, we would have to re-charter the vessels at the then prevailing charter rates. If the charter market is depressed at such time, or when time charters for our vessels otherwise expire, we may be forced to re-charter our vessels at reduced or even unprofitable rates, or we may not be able to re-charter them at all, and our business, financial condition, results of operation, cash flows and ability to make distribution and service or refinance our debt may be materially and adversely affected.

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

If one of our charterers defaults on our time charters for any reason, we may be unable to redeploy the vessel previously employed by such charterer on similarly favorable or competitive terms or at all. Also, we will incur expenses to maintain and insure the vessel, but will not receive any revenue if a vessel remains idle before being re-chartered.

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

We have derived, and expect that we will continue to derive, all of our revenues and cash flows from a limited number of charterers. For the year ended December 31, 2022 our charterers who individually accounted for more than 10% of total revenues were BP, HMM, Cheniere and Hapag-Lloyd, who accounted for 28%, 18%, 17% and 16% of our revenues, respectively.

We could lose a charterer, including charterers who individually account for more than 10% of our total revenues or the benefits of some or all of our charters, including in circumstances described above in “—Certain of our vessels may be under time charters at rates that are at a substantial premium to the spot and period markets, and our charterers’ failure to perform under these time charters could result in a significant loss of expected future revenues and cash flows.”

Pandemics such as the novel coronavirus (COVID-19) have, in the short to medium term, had an adverse effect on our operations and financial condition and may have unpredictable long-term effects, including on the demand and supply for LNG, container and drybulk vessels.

On March 11, 2020, the World Health Organization declared the spread of a novel coronavirus (COVID-19) to be a global pandemic. The COVID-19 pandemic and the government responses thereto negatively impacted the global economy, disrupted global supply chains, created significant volatility and disruption in financial markets and increased unemployment levels. In addition, the pandemic has resulted in the imposition of various travel restrictions, health protocols and changing quarantine regimes in the countries in which we operate. These have translated into, among other things, increased costs and off-hire related to crewing, crew rotation and crew related expenses, higher forwarding expenses and longer lead times to delivery, as well as increased dry-docking duration and costs. While most economies have reopened, it is impossible to predict the course the virus will take, how governments would respond to additional waves of the virus and the long-term effectiveness of vaccines against the virus. In the long run, the impact of COVID-19 on the global economy, consumer behavior, globalization and international trade remains uncertain.

We expect that pandemics generally could affect our business in the following ways, among others:

•	Pandemics may reduce the demand for LNG or goods worldwide without a commensurate corresponding change in the number of vessels worldwide, thereby increasing competition and decreasing the market price for transporting LNG, containerized and drybulk products;

•	Countries could impose quarantine checks and hygiene measures on arriving vessels, causing delays in loading and delivery of cargo;

•	The process of buying, selling, and maintaining vessels may become more onerous and time-intensive. For instance, delays may be caused at shipyards for newbuildings, dry-docks and other work, in vessel inspections and related certifications by class societies, customers or government agencies, as well as delays and shortages or a lack of access to required spare parts and lack of berths or shortages in labor, which may in turn delay any repairs to, scheduled or unscheduled maintenance or modifications, or dry-docking of our vessels;

13	Table of Contents

•	We may experience a decrease in productivity, generally, as people—including our Managers’ office employees and crews, as well as our counterparties—fall ill and take time off from work. We are particularly vulnerable to our crew members getting sick, as if even one of our crew members is ill, local authorities could require us to detain and quarantine the applicable vessel and its entire crew for an unspecified amount of time, disinfect and fumigate the vessel, or take similar precautions, which would add costs, decrease our utilization, and substantially disrupt our cargo operations. If a vessel’s entire crew falls seriously ill, we may have substantial difficulty operating that vessel which may necessitate extraordinary external aid;

•	International transportation of personnel could be limited or otherwise disrupted. In particular, our crews generally work on a rotation basis, relying largely on international air transport for crew changes plan fulfillment. Any such disruptions could impact the cost of rotating our crew and our ability to maintain a full crew synthesis onboard all our vessels at any given time. It may also be difficult for our in-house technical teams to travel to ship yards to observe vessel maintenance, and we may need to hire local experts who may vary in skill and are difficult to supervise remotely, to conduct work we ordinarily address in-house;

•	Governments may impose new regulations, directives or practices, which we may be obligated to implement at our own expense;

•	Any or all of the foregoing could lead our charterers to try to invoke force majeure clauses; and

•	Credit tightening or declines in global financial markets, including to the prices of our publicly traded securities and the securities of our peers, could make it more difficult for us to access capital, including to finance our existing debt obligations.

Any of these public health threats and related consequences could adversely affect our financial results.

These and other impacts of pandemics in general, including the COVID-19 pandemic, could have the effect of heightening many of the other risk factors disclosed in this Annual Report. The actual impact of the COVID-19 pandemic in the longer run may take some time to materialize and may not be fully reflected in the results for the year ending December 31, 2022.

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

14	Table of Contents

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

As of the date of this Annual Report, five of our vessels have been retrofitted with scrubbers while two were delivered from the building yard with scrubbers attached. We expect that the three 10,000 TEU container carrier vessels we acquired in January 2020 will be retrofitted with scrubbers in 2023. We may decide to retrofit the rest of our fleet with scrubbers in the future, subject to market developments and shipyard availability. The installation of scrubber equipment requires the vessel to be dry-docked and incur off-hire days. We estimate that the installation of a scrubber (without any unforeseen delays) requires 40 to 75 off-hire days per vessel.

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

15	Table of Contents

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

Our fleet of 23 vessels, including the 13,312 TEU container vessel that we expect to take delivery of in June 2023, had a DWT weighted average age of approximately 6.7 years as of March 31, 2023 compared to the industry average of 13.2 years (adjusted for the composition of our fleet). See “Item 4. Information on the Partnership—B. Business Overview —Our Fleet”.

In general, the costs of maintaining a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. In addition, cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Older vessels might also require higher capital expenditure to comply with regulations that came into force after their construction and their values might depreciate faster than more modern vessels. As a result, an aging fleet might affect our ability to remain in compliance with debt covenants and/or raise financing.

In particular, seven of our vessels are not “eco-type” designs. Recent orders of container and drybulk vessels are based on new designs purporting to offer material bunker savings compared to older designs and greater carrying capacity. Such savings could result in a substantial reduction of bunker cost for charterers on a per unit basis. As the supply of “eco-type” vessels increases, if charterers prefer such vessels over our vessels that are not classified as such, this may reduce demand for our non-”eco-type” vessels, impair our ability to re-charter such vessels at competitive rates or at all. This could adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions and service our debt.

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

16	Table of Contents

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

The collective bargaining agreement between our Manager, Capital-Executive, and the Pan-Hellenic Seamen’s Federation, effective August 1, 2022, expires on July 31, 2023. This collective bargaining agreement may not prevent labor interruptions and it is subject to renegotiation in the future. Although we believe that our relations with our employees are satisfactory, no assurance can be given that we will be able to successfully extend or renegotiate our collective bargaining agreement when it expires. If we fail to extend or renegotiate our collective bargaining agreement, if disputes with our union arise, or if our unionized workers engage in a strike or other work stoppage or interruption, we could experience a significant disruption of our operations, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay cash distributions and service or refinance our debt.

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

17	Table of Contents

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

The ongoing conflict between Russia and Ukraine may lead to further regional and international conflicts or armed action. The invasion of Ukraine has disrupted supply chains, caused instability in the global economy and added pressure to already rising inflation; these effects are likely to continue and possibly compound as the conflict remains ongoing. Economic sanctions levied on Russia, its leaders and on Russian oil and oil products may cause further global economic downturns, including additional increases in bunker costs, and the ongoing conflict could result in the imposition of further economic sanctions by the United States and the European Union against Russia. While much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. In 2022, Russian gas accounted for 14% of total gas produced and Russian LNG exports for 8% of the global trade. It is noteworthy that Russian gas accounted for 24% of all natural gas consumed in Europe during 2022. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations.

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

18	Table of Contents

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

As a result of this practice, we have become significantly more reliant on our ability to obtain required financing and access the financial markets to fund our replacement capital expenditures from time to time. If this practice continues and external funding is not available to us for any reason, including as a result of efforts by central banks to address increased inflation, our ability to acquire new vessels or replace a vessel in our fleet to maintain our asset base and our income generating capacity may be significantly impaired, which would negatively affect our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

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

If we enter into contracts for newbuilds directly with shipyards, we generally will be required to make installment payments prior to their delivery. We typically must pay between 5% and 10% of the purchase price of a vessel upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately 18–36 months later for current orders), which could reduce cash available for distributions to unitholders.

19	Table of Contents

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

As of the date of this Annual Report, five of our vessels have been retrofitted with scrubbers while two were delivered from the building yard with scrubbers attached. As of the date of this Annual Report, all of our vessels are equipped with ballast water treatment system (“BWTS”). Failure of the scrubber and/or BWTS equipment to operate effectively after installation might affect our ability to comply with regulatory requirements and/or our charter party agreements, which could have a material adverse impact on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

20	Table of Contents

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

However, asset impairments, financial stress, enforcement actions and credit rating pressures experienced in the past by financial institutions, in particular in the wake of the 2008 financial crisis, combined with a general decline in the willingness of financial institutions to extend credit to the shipping industry due to depressed shipping rates and the deterioration of asset values that have led to losses in many banks’ shipping portfolios, as well as changes in overall banking regulations (including, for example, Basel III) have severely constrained the availability of credit supply for shipping companies such as us. For example, following heavy losses in its shipping portfolio and at the EU Commission’s behest, one of our lenders, state-backed Hamburg Commercial Bank AG (“HCOB”), was mandatorily privatized.

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

In 2019, a number of leading lenders to the shipping industry and other industry participants announced a global framework, referred to as the “Poseidon Principles”, by which financial institutions can assess the climate alignment of their ship finance portfolios, and additional lenders have subsequently announced their intention to adhere to such principles. In addition, the EU has introduced a set of criteria for economic activities which should be framed as “green”, called the EU Taxonomy. Based on the current version of the EU Taxonomy, companies that own assets shipping fossil fuels, including LNG carriers, are considered as not aligned with the EU Taxonomy. If our operations are considered as not aligned with the EU Taxonomy, it could result in an increase in the cost of capital and/or gradually reduced access to financing as a result of financial institutions’ compliance with EU Taxonomy. Accordingly, if the vessels in our fleet are deemed not to satisfy the emissions and other sustainability standards contemplated by the Poseidon Principles, the EU Taxonomy or other Environmental Social Governance (ESG) standards required by lenders or investors, the availability and cost of bank or other financing for such vessels, or our business as a whole, may be adversely affected.

As a result, our ability to obtain financing to fund capital expenditures, acquire new vessels or refinance our existing indebtedness is and may continue to be limited. If we are unable to obtain additional financing or issue further equity or debt securities, our ability to fund current and future obligations may be impaired. In addition, restrictions in the availability of credit supply, as well as higher interest rates resulting from efforts by central banks to address increased inflation, may result in higher interest costs, which would reduce our available cash for distributions. Any failure to obtain funds for necessary future capital expenditures, to grow our asset base or, in time, to refinance our existing indebtedness on terms that are commercially acceptable could have a material adverse impact on our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt, and could cause the market price of our common units to decline.

We have incurred significant indebtedness, which could adversely affect our ability to finance our operations, refinance our existing indebtedness, pursue desirable business opportunities, successfully run our business or make cash distributions.

As of December 31, 2022, our total debt was $1,299.2 million in total. Please also refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings (Financing Arrangements).”

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

21	Table of Contents

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

Furthermore, the Bonds we issued in July 2022 and October 2021 require us to (a) maintain a pledged Debt Service Reserve Account (the “DSRA”) with a minimum balance €100,000, (b) deposit to the DSRA an amount equal to 50% of any cash disbursements to our unitholders (e.g., dividends) exceeding $20.0 million per annum, capped at 1/3 of the par value of the Bonds outstanding at the time and (c) if our market value adjusted net worth (“MVAN”) falls below $300.0 million, to deposit to the DSRA the difference between the MVAN and $300.0 million (capped at 1/3 of the par value of the Bonds outstanding).

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

22	Table of Contents

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

Events of default under our financing arrangements include:

•	failure to pay principal or interest when due;

•	breach of certain undertakings, negative covenants and financial covenants contained in the financing arrangements, any related security document or guarantee, including failure to maintain unencumbered title to any of the vessel-owning subsidiaries and failure to maintain proper insurance;

•	any breach of the financing arrangements, any related security document or guarantee (other than breaches described in the preceding two bullet points) if, in the opinion of the lenders, such default is capable of remedy and continues unremedied following prior written notice of the lenders for a period of 14 days;

•	any breach of representation, warranty or statement made by us in our financing arrangements or related security document or guarantee or the interest rate swap agreements (if any);

•	a cross-default of our other indebtedness of $5.0 million or greater;

•	our inability, in the reasonable opinion of the lenders, to pay our debts when due;

•	any form of execution, attachment, arrest, sequestration or distress which has or is reasonably likely to have a Material Adverse Effect (as such term is defined under our financing arrangements);

•	an event of insolvency or bankruptcy;

•	cessation or suspension of our business or of a material part thereof;

•	unlawfulness, non-effectiveness or repudiation of any material provision of our financing arrangements, of any of the related finance and guarantee documents;

•	failure of effectiveness of security documents or guarantee;

•	delisting of our common units from the Nasdaq Global Select Market or on any other recognized securities exchange;

•	invalidity of a security document in any material respect or if any security document ceases to provide a perfected first priority security interest;

•	failure by key charter parties, such as HMM, Hapag-Lloyd, BP and Cheniere or other charterers we may have from time to time, to comply with the terms of their charters to the extent that we are unable to replace the charter in a manner that meets our obligations under the financing arrangements; or

•	any other event that occurs or circumstance that arises in light of which our financiers under our financing arrangements reasonably consider that there is a significant risk that we will be unable to discharge our liabilities under our financing arrangements and related security or guarantee documents.

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

23	Table of Contents

A significant rise in interests rates could result in increased interest expense.

We are reliant on our ability to obtain required financing to operate and grow our business, including debt financing. As of December 31, 2022, $889.8 million out of our total debt of $1,299.2 million is floating rate debt, which means we pay interest on such debt at a margin on top of LIBOR or its replacement (see “—The phase-out of the London Interbank Offered Rate (LIBOR), or the replacement of LIBOR with a different benchmark rate, may adversely affect interest rates and our cost of capital.” below). Worldwide economies have recently experienced inflationary pressures, with price increases seen across many sectors globally. In response to inflationary pressures, central banks have begun to increase interest rates, which translates into increases in base interest rates that result in an increase to our interest expense on our existing floating rate debt. Efforts by central banks to address rising inflation also result in increases to the interests rates available to us on new debt financing for our operations. If central banks continue to increase interest rates, or interest rates otherwise increase significantly, the increase in base rates and the resulting increase in our existing floating rate interest expense, as well as increases to the interest rates available to us on new debt financing we may pursue, could materially and adversely affect our financial condition and ability to make cash distributions. See “—We have incurred significant indebtedness, which could adversely affect our ability to finance our operations, refinance our existing indebtedness, pursue desirable business opportunities, successfully run our business or make cash distributions.” and “—Risks Inherent in an Investment in Us— We cannot assure you that we will pay any distributions on our units.”

The phase-out of the London Interbank Offered Rate (LIBOR), or the replacement of LIBOR with a different benchmark rate, may adversely affect interest rates and our cost of capital.

On July 27, 2017, the UK Financial Conduct Authority (“FCA”) announced that it would phase-out LIBOR by the end of 2021. Pursuant to international, federal, and other regulatory guidance and reform proposals regarding LIBOR, certain LIBOR tenors were discontinued or otherwise became unavailable as benchmark rates at the end of 2021 and LIBOR is expected to be fully discontinued or become unavailable as a benchmark rate by June 2023. In accordance with recommendations from the committee appointed by the U.S. Federal Reserve Board to manage the transition away from LIBOR, U.S. dollar LIBOR is expected to be replaced with Secured Overnight Financing Rate (“SOFR”). Given that SOFR is a secured rate backed by government securities (and therefore does not take into account bank credit risk), it may be lower than other reference rates, including LIBOR. However, SOFR may rise following interest rate increases effected by the United States Federal Reserve (the “U.S. Federal Reserve”) and the U.S. Federal Reserve has recently raised U.S. interest rates in response to rising inflation. Further, as a secured rate backed by government securities, SOFR may be less likely to correlate with the funding costs of financial institutions. As a result, parties may seek to adjust spreads relative to SOFR in underlying contractual arrangements. Therefore, the use of SOFR-based rates may result in interest rates and/or payments that are higher or lower than the rates and payments that we experienced under our credit facilities when interest was based on LIBOR. Alternative reference rates may behave in a similar manner or have other disadvantages or advantages in relation to our indebtedness.

We cannot predict the effect of the potential changes to LIBOR or the establishment and use of alternative rates or benchmarks, which may impact the level of interest payments on the portion of our debt that bears interest at variable rates. As of December 31, 2022, $784.8 million and $105.0 million out of our total debt of $1,299.2 million was based on loan agreements using LIBOR and SOFR as the benchmark rate respectively. Replacement rates could be higher or more volatile than LIBOR prior to its discontinuation. The full impact of the expected transition away from LIBOR is unclear, but these changes could adversely affect our cash flow, financial condition and results of operations.

24	Table of Contents

REGULATORY RISKS

Our vessels may be chartered or sub-chartered to parties, or call on ports, located in countries that are subject to restrictions and sanctions imposed by the United States, the European Union and other jurisdictions.

Certain countries (including certain regions of Ukraine, Russia, Belarus, Cuba, Iran, North Korea and Syria), entities and persons are targeted by economic sanctions and embargoes imposed by the United States, the European Union and other jurisdictions, and a number of those countries, currently North Korea, Iran and Syria, have been identified as state sponsors of terrorism by the U.S. Department of State. Such economic sanctions and embargo laws and regulations vary in their application with regard to countries, entities or persons and the scope of activities they subject to sanctions. These sanctions and embargo laws and regulations may be strengthened, relaxed or otherwise modified over time. In particular, sanctions recently imposed in relation to the Russian invasion of Ukraine have created significant disruptions in the global economy and in the shipping industry.

While it is difficult to estimate the impact of the conflict and current or future sanctions on our business and financial position, these events and related sanctions could adversely impact our operations. During 2022, economic sanctions were imposed by the United States, the European Union, the United Kingdom and a number of other countries on Russian financial institutions, businesses and individuals, as well as certain regions within the Donbas region of Ukraine. Certain of these sanctions have targeted Russia’s usage of and participation in maritime shipping. For example, the United Kingdom and the EU have introduced export restrictions, which capture the provision of maritime vessels and supplies to or for use in Russia. They have also imposed restrictions on providing financing, financial assistance, technical assistance and brokering or other services that would further the provision of vessels to or for use in Russia, including the provision of maritime navigation goods. Import bans of Russian energy products, such as coal, crude oil and refined petroleum products, and commodities, such as coal, iron, steel, plastics, cement and agricultural products including potash and fertilizer, have also been introduced by a number of jurisdictions. In addition, certain jurisdictions, such as Greece and the United States, have temporarily detained vessels suspected of violating sanctions. Countries, such as Canada, the United Kingdom and the EU, have also broadly prohibited Russian-affiliated vessels from entering their waters and/or ports. In light of the current regulatory and economic environment in the region, certain vessel operators have temporarily suspended shipping routes to and from Russia or have declined to engage in business with Russian-affiliated entities.

These bans and related trade sanctions have started to change trade patterns across the shipping industry and existing or future restrictions may affect our current or future charters. In the near term, we have seen, and expect to continue to see, increased volatility in the region due to these geopolitical events. In addition, the volatility of market prices for fuel and energy products have increased as a result of related supply disruptions from the war in Ukraine. While uncertainty remains with respect to the ultimate impact of the conflict, we have seen, and anticipate continuing to see, significant changes in trade flows. A reduction or stoppage of grain out of the Black Sea or cargoes from Russia has, and will continue to, negatively impact the markets in those areas. In addition, increased volatility in the price of fuel or energy commodities may increase or decrease the price of fuel used by our vessels and/or demand for LNG or other commodities we transport, each of which could affect our operations and liquidity. Due to their effect on the global market for LNG or other goods that we transport, current or additional sanctions could have a material adverse impact on our cash flows, financial condition and ability to make cash distributions.

We are mindful of the restrictions contained in the various economic sanctions programs and embargo laws administered by the United States, the European Union and other jurisdictions that limit the ability of companies and persons from doing business or trading with targeted countries and persons and entities. Any violation of sanctions or embargoes could result in the our incurring monetary fines, penalties or other sanctions. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contacts with countries or entities or persons within these countries that are identified by the U.S. government as state sponsors of terrorism. We are required to comply with such policies in order to maintain access to charterers and capital. We believe that we are currently in compliance with all applicable economic sanctions laws and regulations. We generally do not do business in sanctions-targeted jurisdictions unless an activity is authorized by the appropriate governmental or other sanctions authority. We and our general partner and its affiliates have not entered into agreements or other arrangements with the governments or any governmental entities of sanctioned countries, and we and our general partner and its affiliates do not have any direct business dealings with officials or representatives of any sanctioned governments or entities. In addition, our charter agreements include provisions that restrict trades of our vessels to countries or to sub-charterers targeted by economic sanctions unless such trades involving sanctioned countries or persons are permitted under applicable economic sanctions and embargo regimes. Although we have various policies and controls designed to help ensure our compliance with these economic sanctions and embargo laws, it is nevertheless possible that third-party charterers of our vessels, or their sub-charterers, may arrange for vessels in our fleet to call on ports located in one or more sanctioned countries without our consent and in violation of their charter agreements. In order to help maintain our compliance with applicable sanctions and embargo laws and regulations, we monitor and review the movement of our vessels, as well as the cargo being transported by our vessels, on a continuing basis. In 2022, none of the vessels in our fleet made any port calls in the Crimea region and the non-government controlled areas of the Donetsk, Kherson, Luhansk and Zaporizhzhia oblasts of Ukraine, Cuba, North Korea, Iran, Russia, Belarus or Syria.

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

25	Table of Contents

The maritime transportation industry is subject to substantial environmental and other regulations and international standards, which have become stricter over time and which may significantly limit our operations, result in substantial penalties or increase our expenditures.

Our operations are affected by extensive and increasingly stringent international, national and local environmental protection laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration. Many of these requirements are designed to reduce the risk of oil spills, limit air emissions and other pollution, and to reduce potential negative environmental effects associated with the maritime industry in general. Further legislation, or amendments to existing legislation, applicable to international and national maritime trade is expected over the coming years relating to environmental matters. In particular, due to concerns over the risks associated with climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards, operational limitations and incentives or mandates for renewable energy. See “Item 4. Information on the Partnership—B. Business Overview—Regulation” for more information on regulation applicable to our business.

Emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or any amendments or successor agreements and the Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015 did not include any restrictions or other measures specific to shipping emissions. However, maritime shipping will be included in the Emission Trading System (ETS) as of 2024 with a phase-in period. It is expected that either shipowners or operators (i.e., charterers) will need to purchase and surrender emission allowances that represent their carbon emission exposure for a specific reporting period as recorded pursuant to Regulation (EU) 2015/757 concerning the monitoring, reporting and verification of carbon dioxide emissions from vessels (the “EU MRV Regulation”). As part of the phased approach shipping companies will be required to surrender 40% of their 2024 emissions in 2025; 70% of their 2025 emissions in 2026; and 100% of their 2026 emissions in 2027. The person or organization responsible for the compliance with the EU ETS will be the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. An ETS costs clause is also being mandated which enables the shipping company to contractually pass on costs of ETS allowances to commercial operators. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, such as the Fuel EU Maritime proposal, could also affect our financial position in terms of compliance and administration costs when they take effect.

The ETS rules and the other regulatory requirements applicable to our operations can affect the resale value or useful lives of our vessels, increase operational costs, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, decrease profitability, lead to decreased availability of insurance coverage for environmental risks or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Significant expenditures for the installation of additional equipment or new systems on board our vessels may be required in order to comply with existing or future environmental regulations. In addition we may incur significant additional costs in meeting new maintenance, training and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Among other things, any climate control legislation, or other regulatory initiatives that aim to reduce greenhouse gases emissions, may include increases in the pricing of greenhouse gas emissions, new reporting regulations (such as, for example, the Corporate Sustainability Reporting Directive, which will apply from 2024), changes in legislation impacting existing products and services, costs of transitioning to lower-emission fuels and technologies, potential substitution or replacement of existing products and services, and stakeholder concerns and/or shifts in customer preferences which may have financial implications for our business and could lead us to retire existing vessels prior to the end of the their currently-anticipated useful lives.

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

Furthermore, as a result of marine accidents, we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. Future incidents may result in the adoption of even stricter laws and regulations. In addition, in response to increased freight rates for containerships that occurred earlier in the COVID-19 pandemic, legislation has been proposed in the United States that could limit or eliminate antitrust exemptions for certain ocean-going containerships, which could negatively affect existing vessel-sharing alliances in which our charterers participate. If stricter laws or regulations governing the shipping industry are enacted, including those governing environmental harm, marine accidents or competition rules, it could limit our operations or our ability to do business and could have a material adverse effect on our business, financial condition, operating results and ability to make cash distributions and to service or refinance our debt.

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

26	Table of Contents

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

27	Table of Contents

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

As an international shipping company, we have operated and may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the U.S. Securities and Exchange Commission (the “SEC”) and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, companies registered with the SEC may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act, which became effective on July 1, 2011.

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

28	Table of Contents

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

Mr. Evangelos M. Marinakis is the chairman of Capital Maritime, our sponsor. In addition, as of April 17, 2023, the Marinakis family, including Mr. Evangelos M. Marinakis, may be deemed to beneficially own a 30.2% interest in us, excluding treasury units of 721,347, through its beneficial ownership of, among other entities, Capital Maritime. Furthermore, Mr. Miltiadis E. Marinakis, Mr. Evangelos M. Marinakis’s son, is the owner of Capital GP L.L.C., our General Partner and Capital Gas Corp.

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

29	Table of Contents

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

Our General Partner and our directors have a fiduciary duty to manage us in a manner beneficial to us and our unitholders. However, this duty is limited under our partnership agreement. Please see “—Our partnership agreement limits our General Partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our General Partner or our directors.” In addition, Mr. Kalogiratos who is an officer of our General Partner and a director of the Partnership, serves also as officer and director of Capital Maritime, and as such has fiduciary duties to Capital Maritime that may cause him to pursue business strategies that disproportionately benefit Capital Maritime or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Capital Maritime, our General Partner and their affiliates, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, the officers of our General Partner and Capital Maritime may favor their own interests over the interests of our unitholders.

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

Under the terms of our partnership agreement, the affirmative vote of a majority of common units is required in order to reach certain decisions or actions, including:

•	amendments to the definition of available cash, operating surplus and adjusted operating surplus;

•	elimination of the obligation to hold an annual general meeting;

•	removal of any appointed director for cause;

•	the ability of the board of directors to cause us to sell, exchange or otherwise dispose of all or substantially all of our assets;

•	withdrawal of the General Partner;

•	election of a successor General Partner;

•	dissolution of the partnership;

•	change to the quorum requirements;

•	approval of merger or consolidation; and

•	any other amendment to the partnership agreement, except for certain amendments related to the day-to-day management of the Partnership and amendments necessary or appropriate to carrying out our business consistent with historical practice, including any change that our board of directors determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership, or any amendment that our board of directors, and, if required, our General Partner, determines to be necessary or appropriate in connection with the authorization and issuance of any class or series of our securities.

30	Table of Contents

In addition, an affirmative vote of the holders of at least two thirds of the outstanding units, including any units owned by our General Partner and its affiliates, is required to remove the General Partner.

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

The omnibus agreement that we and Capital Maritime have entered into imposes certain mutual restrictions on the acquisition, ownership and operations, and provides for certain rights of first refusal in respect, of product and crude oil tankers, but it does not apply to LNG, container and drybulk vessels and other shipping markets. The omnibus agreement however contains significant exceptions. Accordingly, Capital Maritime and its controlled affiliates have significant ability to compete with us, which could harm our business. Please read “Item 7. Major Unitholders and Related Party Transactions—B. Related-Party Transactions” for further information.

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

Our partnership agreement contains provisions that restrict the standards and fiduciary duties to which our General Partner and directors may otherwise be held by or owed to you pursuant to Marshall Islands law. For example, our partnership agreement:

•	permits our General Partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our General Partner. Where our partnership agreement permits, our General Partner may consider only the interests and factors that it desires, and in such cases, it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our unitholders. Specifically, pursuant to our partnership agreement, our General Partner will be considered to be acting in its individual capacity if it exercises its right to call and purchase limited partner interests, including common units, preemptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, General Partner interest or IDRs, or votes upon the dissolution of the partnership;

•	provides that our General Partner and our directors are entitled to make other decisions in “good faith” if they reasonably believe that the decision is in our best interests;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that neither our General Partner and its officers nor our directors will be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our General Partner or directors or its officers or directors or those other persons engaged in actual fraud or willful misconduct.

31	Table of Contents

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

The partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders have no right to elect our General Partner, and our General Partner may not be removed except by a vote of the holders of at least two thirds of the outstanding units, including any units owned by our General Partner and its affiliates, and a majority vote of our board of directors. As of April 17, 2023, 14,266,542 common units are owned by public unitholders, representing 69.8% of our common units excluding treasury units of 721,347.

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

As of April 17, 2023, based on 20,449,169 units issued and outstanding (excluding treasury units of 721,347 and including 348,570 general partner units), the Marinakis family, including Mr. Miltiadis E. Marinakis, who beneficially owns 100% of our General Partner and Capital Gas Corp., and Evangelos M. Marinakis, the chairman of Capital Maritime, may be deemed to beneficially own a 30.2% interest in us, through:

•	Capital Maritime, which beneficially owns 4,680,211 common units, representing 22.9% of the outstanding units;

•	Capital Gas Corp., which beneficially owns 1,153,846 common units, representing 5.6% of the outstanding units; and

•	our General Partner, which may be deemed to beneficially own 348,570 general partner units representing a 1.7% interest in us.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our General Partner.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our General Partner:

•	the unitholders will be unable to remove our General Partner without its consent so long as our General Partner and its affiliates or related persons own sufficient units to be able to prevent such removal. The vote of the holders of at least two thirds of all outstanding units voting together as a single class and a majority vote of our board of directors is required to remove the General Partner. As of April 17, 2023, based on a total of 20,449,169 units issued and outstanding (excluding treasury units of 721,347 and including 348,570 general partner units), the Marinakis family, including Mr. Miltiadis E. Marinakis and Evangelos M. Marinakis, the chairman of Capital Maritime, may be deemed to beneficially own a 30.2% interest in us;

•	common unitholders elect five of the eight members of our board of directors. Our General Partner in its sole discretion has the right to appoint the remaining three directors;

•	election of the five directors elected by common unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the directors appointed by our General Partner will serve for terms determined by our General Partner;

32	Table of Contents

•	our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management;

•	Unitholders have limited voting rights, as described under “—Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning 5% or more of our units”; and

•	we have substantial latitude in issuing equity securities without unitholder approval.

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

33	Table of Contents

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

As a Marshall Islands limited partnership with principal executive offices in Greece and having subsidiaries in the Marshall Islands and other offshore jurisdictions such as Liberia, our operations may be subject to economic substance requirements, which could harm our business.

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

The Council of the European Union (the “Council”), routinely publishes a list of “non-cooperative jurisdictions” for tax purposes, which includes countries that the Council believes need to improve their legal framework and to work towards compliance with international standards in taxation. On February 14, 2023, the Republic of the Marshall Islands, among others, was placed by the EU on the list of non-cooperative jurisdictions for lacking in the enforcement of economic substance requirements. The Marshall Islands has stated that it is of the opinion that it has met its commitments to the Council’s code of conduct group thus far, and the Marshall Islands has confirmed it will continue to work closely with the EU and the Council’s code of conduct group to address any technical concerns of the EU member states. EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, and non-deductibility of costs, and although we are not currently aware of any such measures being adopted they can be adopted by one or more EU members states in the future. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits certain EU funds from being channeled or transited through entities in non-cooperative jurisdictions.

We do not know how long the Marshall Islands will remain on the non-cooperative list; what actions the Marshall Islands may take, if any, to remove itself from the list; how quickly the EU would react to any changes in legislation of the Marshall Islands; or how EU banks or other counterparties will react while we or our subsidiaries remain as entities organized and existing under the laws of the Marshall Islands. The effect of the EU list of non-cooperative jurisdictions, and any noncompliance by us with legislation adopted by the Marshall Islands to achieve removal from the list, could have a material adverse effect on our business, financial condition and operating results.

In addition, certain jurisdictions have enacted or may enact economic substance laws and regulations with which we may be obligated to comply. If we fail to comply with our obligations under any such laws and regulations, including the Marshall Islands regulations, we could be subject to financial penalties and disclosure of information to foreign tax officials, or could be struck from the register of companies, in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial condition and operating results.

34	Table of Contents

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

As a “foreign private issuer” and a limited partnership, we are exempt from certain otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

We are a Marshall Islands limited partnership. The Nasdaq Global Select Market requires limited partnerships with listed units to comply with its corporate governance standards, subject to certain exceptions as set forth in Nasdaq Rule 5615(a)(4). As a foreign private issuer, we are not required to comply with all of the rules that apply to listed U.S. limited partnerships. In particular, our status as a foreign private issuer limited partnership exempts us from compliance with certain SEC laws and regulations and certain of the Nasdaq Global Select Market’s regulations, including the proxy rules, the short-swing profits recapture rules of Section 16 of the Exchange Act, certain rules relating to disclosure regarding executive compensation, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC. However, we have generally chosen to comply with most of the Nasdaq Global Select Market’s corporate governance rules as though we were a U.S. limited partnership. Although we are not required to have a majority of independent directors on our board of directors or to establish a compensation committee or a nominating/corporate governance committee, our board of directors has established an audit committee, a conflicts committee and a compensation committee comprised solely of independent directors. Accordingly, we do not believe there are any significant differences between our corporate governance practices and those that would typically apply to a U.S. domestic issuer that is a limited partnership under the corporate governance standards of the Nasdaq Global Select Market. However, these exemptions and leniencies reduce the frequency and scope of information and protections to which you are otherwise entitled as an investor and perceptions about the actual or possible reduction in the frequency and scope of information and protections to which our investors are entitled could materially and adversely affect the market price of the common units.

35	Table of Contents

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

Based on our current and projected method of operation, we believe that we are not currently a PFIC and we do not expect to become a PFIC in the future. We intend to treat our income from spot and time chartering activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, no assurance can be given that the Internal Revenue Service (the “IRS”) or a United States court will accept this position, and there is accordingly a risk that the IRS or a United States court could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations. See “Item 10. Additional Information—E. Taxation —Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders —PFIC Status and Significant Tax Consequences.”

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

36	Table of Contents

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

Developments in 2022 and up to the filing of this Annual Report

Unit Repurchase Program

During 2022, we completed the repurchase, under the unit repurchase program approved in 2021, of 389,962 units, for an average price per unit of $15.13 plus repurchase expenses. These units are held as treasury units by the Partnership and the amount of $5.9 million is recorded as a reduction in the Partnership’s Partners’ Capital. On January 26, 2023, our board approved a new unit repurchase program, providing the Partnership with authorization to repurchase up to $30.0 million of the Partnership’s common units, effective for a period of two years through January 2025.

Acquisition of one LNG carrier (“LNG/C”) and three 13,312 TEU Container Vessels

On June 6, 2022, CPLP agreed to exercise its right of first offer and acquire, upon their respective delivery from the shipyard, one 174,000 cubic meter (“CBM”) latest generation X-DF LNG/C vessel and three 13,312 TEU hybrid scrubber-fitted Tier III and Phase III, dual fuel ready eco container sister vessels from Capital Maritime, for total consideration of $596.6 million.

The LNG/C Asterix I that was under construction by Hyundai Heavy Industries Co. Ltd. (“Hyundai”), was delivered to CPLP on February 17, 2023 and started her seven-year employment with Hartree, which will expire in December 2029. Hartree has an option to extend the charter by an additional two years. The total consideration for the Asterix I of $230.0 million was financed through a combination of a $12.0 million cash deposit advanced to Capital Maritime in June 2022, $184.0 million of debt and $34.0 million of cash at hand.

Two of the three 13,312 TEU Container vessels that CPLP agreed to acquire from Capital Maritime, the M/V Manzanillo Express and the M/V Itajai Express that were under construction by Hyundai Samho Heavy Industries Co. Ltd., South Korea, (“Hyundai Samho”), were delivered to CPLP on October 12, 2022 and on January 10, 2023, respectively and started their ten-year employment with Hapag-Lloyd, which, together with the optional periods, will expire between October 2038 and January 2039. The total consideration for these vessels of $245.0 million was comprised of a $12.0 million cash deposit advanced to Capital Maritime in June 2022, $213.0 million of debt, $7.5 million in common units of CPLP (valued at the volume weighted average price of the common units of CPLP for the 30 trading days ending on the second trading day immediately prior to the Vessel acquisition, being 505,204 common units in total), and $12.5 million of cash at hand.

The M/V Buenaventura Express, the third 13,312 TEU Container vessel that CPLP agreed to acquire from Capital Maritime currently is under construction at Hyundai Samho and is scheduled for delivery in June 2023, upon its delivery from the shipyard. The vessel has also secured a long-term time charter with Hapag-Lloyd for a firm period of 10 years which, together with the optional periods, will expire in June 2039.

Financing Arrangements

On February 7, 2023, we entered into a sale and leaseback agreement with CMB Financial Leasing Co., Ltd, (“CMBFL”) of $184.0 million with the purpose of partially financing the acquisition of LNG/C Asterix I.

On December 23, 2022, we entered into a Japanese Sale and Lease Back with Call Option arrangement of $108.0 million with the purpose of partially financing the acquisition of M/V Itajai Express.

On October 6, 2022, we entered into a credit facility with HCOB of $105.0 million with the purpose of partially financing the acquisition of M/V Manzanillo Express.

On July 22, 2022, the wholly owned subsidiary of the Partnership, CPLP PLC, issued €100.0 million of Bonds listed on the Athens Stock Exchange with a fixed coupon of 4.40% for a term of seven years.

On August 4, 2022, in connection with the issuance of the Bonds, we entered into a cross-currency swap agreement with Piraeus Bank SA exchanging €100.0 million with $101.8 million paying a fixed annual rate of 6.55%.

Sale of the M/V Archimidis and the M/V Agamemnon

On May 30, 2022, the Partnership entered into two separate memorandums of agreement for the sale of the M/V Archimidis and the M/V Agamemnon to an unaffiliated party for total consideration of $130.0 million. The M/V Archimidis was delivered to its new owner on July 6, 2022, and the M/V Agamemnon was delivered on July 28, 2022.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings (Financing Arrangements)” below for information regarding our financing arrangements.

37	Table of Contents

Developments in 2021

Acquisition of six LNG/C vessels

On August 31, 2021, CPLP agreed to acquire three 174,000 CBM latest generation X-DF LNG carriers, namely, the LNG/C Aristos I, the LNG/C Aristarchos and the LNG/C Aristidis I, constructed at Hyundai, from CGC Operating Corp., for total consideration of $599.8 million comprised of (i) $147.1 million of cash on hand, (ii) the assumption of the $427.4 million of secured debt, (iii) the issuance of 1,153,846 (or $15.3 million in value) of new common units of CPLP at a premium to the unit trading price at the time of the agreement and (iv) $10.0 million of unsecured, interest free seller’s credit. The LNG/C Aristos I and the LNG/C Aristarchos were delivered to the Partnership on September 3, 2021, while the LNG/C Aristidis I was delivered on December 16, 2021. The LNG/C Aristos I and the LNG/C Aristidis I are under long-term time charters with BP with earliest expiration in October 2023 and December 2023, respectively. The LNG/C Aristarchos is under a long-term time charter with Cheniere, which expires the earliest in February 2025.

Furthermore, on August 31, 2021, the Partnership secured an option, which was exercised on November 4, 2021, to acquire an additional three X-DF LNG/C sister vessels, namely, the LNG/C Attalos, the LNG/C Asklipios and the LNG/C Adamastos, constructed at Hyundai, for total consideration of $623.0 million comprised of (i) $184.0 million of cash on hand and (ii) the assumption of the $439.0 million of secured debt. The LNG/C Attalos and the LNG/C Asklipios were delivered to the Partnership on November 18, 2021, while the LNG/C Adamastos was delivered on November 29, 2021. The LNG/C Attalos is under long-term time charter with BP with earliest expiration in October 2025, the LNG/C Asklipios is under long-term time charter with Cheniere expected to expire at the earliest in January 2025 and the LNG/C Adamastos is under a long-term time charter with Engie which expires at the earliest in September 2026.

Sale of the M/V CMA CGM Magdalena and the M/V Adonis

On April 7, 2021 the Partnership entered into memorandums of agreement for the sale of the M/V CMA CGM Magdalena and the M/V Adonis to an unaffiliated third party for total consideration of $195.0 million. The M/V CMA CGM Magdalena and the M/V Adonis were delivered to their new owners on May 17, 2021, and December 13, 2021, respectively.

Acquisition of three Panamax container carrier vessels

In February 2021, the Partnership completed the acquisition of the three 5,100 TEU sister container vessels, namely the M/V Long Beach Express, M/V Seattle Express and the M/V Fos Express built in 2008 at Hanjin Heavy Industries, South Korea, for total consideration of $40.5 million. The vessels are employed under long-term time charters with Hapag-Lloyd with the earliest expiration in June 2025 (for the M/V Long Beach Express) or September 2025 (for the M/V Seattle Express and the M/V Fos Express).

Financing Arrangements entered into and/or assumed

On October 20, 2021, the wholly owned subsidiary of the Partnership, CPLP PLC, issued €150.0 million of Bonds listed on the Athens Stock Exchange with a fixed coupon of 2.65% for a term of five years.

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

On December 16, 2021, upon the delivery of the LNG/C Aristidis I, we assumed a syndicated secured credit facility with ING Bank N.V., London Branch acting as agent of $123.0 million.

On November 29, 2021, upon the delivery of the LNG/C Adamastos, we assumed debt in the form of a sale and leaseback agreement with Shin Doun Kisen Co., Ltd. (“Shin Doun”) of $143.1 million.

On November 18, 2021, upon the delivery of the LNG/C Attalos and the LNG/C Asklipios we assumed debt in the form of sale and leaseback agreement with CMBFL of $146.3 million and $149.6 million respectively.

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

On January 22, 2021, we entered into an agreement for the sale and lease back of the vessels M/V Long Beach Express, M/V Seattle Express and M/V Fos Express with CMBFL for $10.0 million each. Furthermore, we entered into the Seller’s Credit Agreement with CMTC (“CMTC Seller’s Credit”) in order to defer $6.0 million of the purchase price of the M/V Long Beach Express, M/V Seattle Express and M/V Fos Express for up to five years from the Vessels’ delivery date.

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

38	Table of Contents

Developments in 2020

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

Acquisition of three Neo-Panamax container vessels

In January 2020 the Partnership completed the acquisition of the three 10,000 TEU sister container vessels, namely the M/V Athos, the M/V Aristomenis and the M/V Athenian built in 2011 at Samsung Heavy Industries Co. Ltd South Korea, for total consideration of $162.6 million from Capital Maritime. The vessels are employed under long-term time charters with Hapag-Lloyd which will expire in April 2026.

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

39	Table of Contents

B.	Business Overview

We are an international owner of ocean-going vessels. Our fleet consists of 22 vessels including, 11 Neo-Panamax container carrier vessels (1.1 million DWT and total TEU capacity of 90,889), three Panamax container carrier vessels (0.2 million DWT and total TEU capacity of 15,267), one Capesize bulk carrier vessel (0.2 million DWT) and seven latest generation LNG carrier vessels (0.6 million DWT and total capacity of 1.2 million CBM), with a DWT weighted average fleet age of approximately 7.2 years as at March 31, 2023. This excludes one 13,312 TEU container vessel that CPLP has agreed to acquire and is expected to be delivered in the second quarter of 2023.

All of our container carrier vessels are currently chartered under medium- to long-term charters (with remaining revenue-weighted charter of approximately 5.9 years as of March 31, 2023 based on earliest expiration) to reputable charterers, such as CMA CGM, HMM and Hapag-Lloyd.

All of our LNG carrier vessels are currently chartered under medium- to long-term charters (with remaining revenue-weighted charter of approximately 6.4 years as of March 31, 2023, based on earliest expiration) to reputable charters, such as BP, Cheniere, Engie and Hartree.

Our fleet is managed by our Managers, which are private companies.

Business Strategies

Our primary business objective is to increase cash available for distributions to our unitholders, while maintaining a strong financial position and growing our business. We aim to realize our business objectives through the following strategies:

•	Maintain medium- to long-term fixed charters. We seek to enter into medium- to long-term, fixed-rate charters for a majority of our fleet in an effort to provide visibility of revenues and cash flows. As our vessels come up for re-chartering, we aim to redeploy them under period contracts that reflect our expectations of prevailing market conditions. In the pursuit of our strategies, we evaluate growth opportunities across all shipping sectors. We believe that the DWT weighted average age of our fleet of approximately 6.7 years as of March 31, 2023, including a 13,312 TEU container vessel we expect to take delivery of in June 2023, compared to an industry average of 13.2 years (adjusted for the composition of our fleet) and the high specifications of our vessels, position us favorably to continue to secure medium- to long-term charters for our vessels.

•	Expand our fleet through accretive acquisitions. Subject to available required financing, we intend to evaluate potential acquisitions of both newbuilds and second-hand vessels across the shipping markets. We also intend to take advantage of opportunities afforded to us by our relationship with our sponsor, Capital Maritime. In January 2020, we acquired three 10,000 TEU container carrier vessels; in February 2021 we acquired an additional three 5,100 TEU container carrier vessels and during the second half of 2021 we acquired six LNG carrier vessels. In June 2022 we agreed to acquire one LNG carrier vessel which was delivered to us in February 2023, and three 13,312 TEU container carrier vessels two of which we took delivery in October 2022 and January 2023, respectively, while the third is scheduled for delivery in June 2023. For future acquisitions, we may consider increases in our overall leverage, provided that we are able to deliver stable distributions to our unitholders and grow our fleet. In addition, we may pursue opportunities for acquisitions of, or combinations with, other shipping businesses.

•	Maintain and build on our ability to meet rigorous industry and regulatory safety standards. We believe that in order for us to be successful in growing our business, we need to maintain our vessel safety record and further build on our high level of customer service and support. We believe that our Managers, have strong records of vessel safety and compliance with rigorous health, safety and environmental protection standards, and are committed to providing our charterers with a high level of customer service and support.

Our Customers

We provide marine transportation services under medium- to long-term time charters with a range of counterparties:

•	Hyundai Merchant Marine Co. Ltd, is an integrated logistics company, which has worldwide global service networks and diverse logistics facilities.

•	Hapag Lloyd- Aktiengesellschaft, is a German international shipping and container transportation company and one of the largest container carrier companies in terms of vessel capacity.

•	BP Gas Marketing Limited is part of the wider BP group and produces and distributes oil and natural gas. The company offers biofuels, motor oil, lubricants, petrol, crudes, liquefied natural gas, marine fuels, natural gas liquids, and petrochemicals. BP markets its products worldwide.

•	Cheniere Marketing International LLP is part of Cheniere Energy Inc., a liquefied natural gas company headquartered in Houston, Texas. Cheniere is a full-service LNG provider, with capabilities that include gas procurement and transportation, liquefaction, vessel chartering, and LNG delivery. Cheniere has one of the largest liquefaction platforms in the world, consisting of the Sabine Pass and Corpus Christi liquefaction facilities on the U.S. Gulf Coast, with expected total production capacity of approximately 45.0 million tons per annum of LNG operating or in commissioning.

40	Table of Contents

•	Engie Energy Marketing Singapore Pte Ltd. is part of the wider Engie SA group, a French multinational utility company, headquartered in Paris, France, which operates in the fields of energy transition, electricity generation and distribution, natural gas, nuclear, renewable energy and petroleum. Engie supplies electricity in 27 countries in Europe and 48 countries worldwide.

•	Hartree Partners Power & Gas Company (UK) Limited. is a global energy and commodities firm privately held by management and Oaktree, a global investment manager with approximately $170.0 billion of assets under management as of the end of the year 2022.

•	CMA CGM S.A. is a French container transportation and shipping company with a presence in 160 countries and currently operates a fleet of approximately 593 vessels.

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

We expect that vessels acquired in the future will be managed under similar floating fee management arrangements. See Note 4 (Transactions with Related Parties) to our Financial Statements for additional information on fees pays under our management agreements.

Our Fleet

At the time of our initial public offering in 2007, our fleet consisted of eight vessels. As of December 31, 2018, our fleet consisted of 36 vessels. We completed the spin-off of our 25 vessel Tanker Business on March 27, 2019. Following the spin-off our fleet was comprised of 10 Neo-Panamax container carrier vessels and one Capesize bulk carrier vessel. In 2020 we completed the acquisition of three Neo-Panamax container carrier vessels and in the first half of 2021 the acquisition of three Panamax container carrier vessels. During the second half of 2021 we completed the acquisition of six LNG/C vessels while in May and December 2021, respectively, we completed the sale of two Neo-Panamax container carrier vessels. On June 6, 2022, we agreed to acquire, upon their respective delivery from the shipyard, one LNG/C and three Neo-Panamax container carrier vessels. The LNG/C was delivered in February 2023 and two of the Neo-Panamax container carriers were delivered in October 2022 and January 2023, respectively, while the third Neo-Panamax container carrier is scheduled for delivery in June 2023. In July 2022 we also completed the sale of two Neo-Panamax container carrier vessels.

As a result, we currently own 22 vessels including, 11 Neo-Panamax container carrier vessels (1.1 million DWT and total TEU capacity of 90,889) with a DWT weighted average age as at March 31, 2023, of approximately 7.8 years, three Panamax container carrier vessels (0.2 million DWT and total TEU capacity of 15,267) with a DWT weighted average age as at March 31, 2023, of approximately 14.9 years, one Capesize bulk carrier vessel (0.2 million DWT) with an age as at March 31, 2023, of approximately 12.7 years and seven LNG carrier vessels (0.6 million DWT and total capacity of 1.2 million CBM) with an DWT weighted average age as at March 31, 2023, of approximately 1.6 years. This excludes one Neo-Panamax container carrier that we have agreed to acquire and is expected to be delivered in the second quarter of 2023.

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

41	Table of Contents

VESSELS IN OUR FLEET
Vessel Name	Sister Vessels (1)	Year Built	DWT-TEU-CBM (5)	Management Agreement Expiration (2)	Charter Duration / Type (3)	Expiry of Charter (4)	Charterer	Description
DRYBULK VESSEL
Cape Agamemnon	A	2010	179,221	Nov-25	Spot	-	-	Cape Size Dry Cargo
CONTAINER CARRIER VESSELS
Manzanillo Express (11)	B	2022	142,411-13,312 TEU	Oct-27	10-yr TC	Jul-32	Hapag-Lloyd	Dual Fuel Eco Container Carrier
Itajai Express (11)	B	2023	142,411-13,312 TEU	Jan-28	10-yr TC	Oct-32	Hapag-Lloyd	Dual Fuel Eco Container Carrier
Hyundai Prestige	C	2013	63,010-5,023 TEU	Aug-24	12-yr TC	Dec-24	HMM	Eco Wide Beam Container Carrier
Hyundai Premium	C	2013	63,010-5,023 TEU	Aug-24	12-yr TC	Jan-25	HMM	Eco Wide Beam Container Carrier
Hyundai Paramount	C	2013	63,010-5,023 TEU	Aug-24	12-yr TC	Feb-25	HMM	Eco Wide Beam Container Carrier
Hyundai Privilege	C	2013	63,010-5,023 TEU	Aug-24	12-yr TC	Mar-25	HMM	Eco Wide Beam Container Carrier
Hyundai Platinum	C	2013	63,010-5,023 TEU	Aug-24	12-yr TC	Apr-25	HMM	Eco Wide Beam Container Carrier
Akadimos(12)	D	2015	115,534-9,288 TEU	Aug-24	2-yr TC	Mar-25	CMA CGM	Eco-Flex Wide Beam Container Carrier
Athos	E	2011	118,888-9,954 TEU	Jan-25	6.8-yr TC	Apr-26	Hapag-Lloyd	Container Carrier
Aristomenis	E	2011	118,712-9,954 TEU	Jan-25	7.5-yr TC	Apr-26	Hapag-Lloyd	Container Carrier
Athenian	E	2011	118,834-9,954 TEU	Jan-25	6.8-yr TC	Apr-26	Hapag-Lloyd	Container Carrier
Long Beach Express (6)	F	2008	68,618-5,089 TEU	Feb-26	4.7-yr TC	Jun-25	Hapag-Lloyd	Container Carrier
Seattle Express (6)	F	2008	68,411-5,089 TEU	Feb-26	4.7-yr TC	Sep-25	Hapag-Lloyd	Container Carrier
Fos Express (6)	F	2008	68,579-5,089 TEU	Feb-26	4.7-yr TC	Sep-25	Hapag-Lloyd	Container Carrier
LNG/C VESSELS
Aristos I (7)	G	2020	81,978-174,000 CBM	Sep-26	5-yr TC	Oct-25	BP	LNG/C
Aristarchos (8)	G	2021	81,956-174,000 CBM	Sep-26	10-yr TC	May-31	Cheniere	LNG/C
Aristidis I (7)	G	2021	81,898-174,000 CBM	Dec-26	5-yr TC	Dec-25	BP	LNG/C
Attalos (7)	G	2021	81,850-174,000 CBM	Nov-26	4.2-yr TC	Oct-25	BP	LNG/C
Adamastos (9)	G	2021	82,095-174,000 CBM	Nov-26	7.2-yr TC	Sep-28	Engie	LNG/C
Asklipios (8)	G	2021	81,882-174,000 CBM	Nov-26	10-yr TC	Aug-31	Cheniere	LNG/C
Asterix I (10)	G	2023	81,932-174,000 CBM	Feb-28	7-yr TC	Dec-29	Hartree	LNG/C
TOTAL FLEET			2,030,260 DWT-106,156 TEU-1,218,000 CBM

(1)       Sister vessels and shipyards of origin are denoted in the tables by the following letters: (A) this vessel was built by Sungdong Shipbuilding & Marine Engineering Co., Ltd., South Korea; (B): these vessels were built by Hyundai Samho Heavy Industries Co. Ltd; (C): these vessels were built by Hyundai Heavy Industries Co. Ltd, South Korea; (D): these vessels were built by Daewoo-Mangalia Heavy Industries S.A; (E): these vessels were built by Samsung Heavy Industries Co. Ltd; (F): these vessels were built by Hanjin Heavy Industries & Construction Co., Ltd.; and (G): these vessels were built by Hyundai Heavy Industries Co., Ltd.

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

42	Table of Contents

(7)       In 2019, each of the vessel-owning companies of the LNG/C Aristos I, the LNG/C Aristidis I and the LNG/C Attalos, entered into a time charter agreement with BP for a period of 3 years (+/- 30 days). The charterers have three two-year options (+/- 30 days) and one three-year option (+/- 30 days).The charters of the LNG/C Aristos I and the LNG/C Aristidis I commenced in November 2020 and January 2021 respectively. The charter of the LNG/C Attalos commenced in November 2022, previously the vessel was under a 15-month (+/- 30 days) time charter with BP. In February and March 2023 the charterer exercised its option to extend the time charter of the LNG/C Aristos I and LNG/C Aristidis I by two years (+/- 30 days), respectively.

(8)       In April 2021, each of the vessel-owning companies of the LNG/C Aristarchos and the LNG/C Asklipios, entered into a time charter agreement with Cheniere until March 15, 2025 (+/- 30 days) and February 5, 2025 (+/- 30 days). Each charter has two one-year options (+/- 30 days). The charters of the LNG/C Aristarchos and the LNG/C Asklipios commenced in June 2021 and September 2021, respectively. In August 2022 both vessels amended their time charter agreement with Cheniere and extended them until June 14, 2031 (+/- 30 days) and September 28, 2031 (+/- 30 days), respectively. After the amendment each charter has two two-year options (+/- 30 days).

(9)       In July 2021, the vessel-owning company of the LNG/C Adamastos, entered into a time charter agreement with Engie for a period of 1,890 days (+90/-45 days) or for a period of 2,620 days (+90/-45 days) if the charterer exercises its option on or prior to May 2023. The charter of the LNG/C Adamastos commenced in August 2021. In May 2022, the charterer elected the second period of 2,620 days (+90/-45 days).

(10)     In January 2022, the vessel-owning company of the LNG/C Asterix I, entered into a time charter agreement with Hartree for a period of 1,825 days (+/-60 days) or for a period of 2,555 days (+/-60 days) if the charterer exercises its option on or prior to January 2025. The charter has one two-year option (+/- 30 days). In January 2023, the charterer selected the period of 2,555 days (+/-60 days). The charter of the LNG/C Asterix I commenced in February 2023.

(11)     In June 2021, the vessel-owning companies of the M/V Manzanillo Express and the M/V Itajai Express, entered into a time charter agreement with Hapag-Lloyd for a period of 120 months (+/-90 days). The charterers have three two-year options (+/- 45 days). The charter of the M/V Manzanillo Express and the M/V Itajai Express commenced in October 2022 and January 2023, respectively.

(12)     In March 2023, the vessel-owning company of the M/V Akadimos entered into a time charter agreement with CMA CGM for a period of two years (+45/-30 days). The charter of the M/V Akadimos commenced in April, 2023.

Our Charters

Our vessels are chartered with remaining revenue-weighted charter duration of approximately 6.2 years as of March 31, 2023. Under certain circumstances, we may operate our vessels in the spot market or certain of our vessels may remain idle until they are fixed under appropriate medium- to long-term charters. As our vessels come up for re-chartering, depending on the prevailing market rates, we may not be able to re-charter them at levels similar to their current charters, or at all, which may affect our business, financial condition, results of operations, cash flows, and ability to make distributions and service or refinance our debt. Please read “—Our Fleet” above for more information on our time charters, including counterparties, expected expiration dates of the charters and daily charter rates.

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

Seasonality

We seek to operate our vessels under medium- to long-term charters and are not generally subject to the effect of seasonable variations in demand.

43	Table of Contents

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

In compliance with the International Maritime Organization’s ISM code, our Managers operate under safety management systems certified by Lloyd’s Register of Shipping (“LRS”). Capital-Executive’s management systems also comply with the Environmental Management Standard ISO 14001, the Occupational Health & Safety Management System ISO 45001 and the Energy Management Standard 50001, all of which are certified by LRS. In addition, Capital-Executive has implemented an “Integrated Management System Approach” verified by the LRS.

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

The LNG vessels are currently manned primarily by Romanian, Ukrainian and Russian officers and Filipino ratings. The continued hostilities between Russia and Ukraine might adversely impact our ability to safely repatriate Russian and Ukrainian officers and make the ability to perform regular crew changes problematic, as travel may not be available. This could impact the smooth operations of vessels as new officers and crews are sourced which may not have the familiarity of the vessel that they are joining. The extent to which this war will impact the Partnership’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Accordingly, an estimate of the impact cannot be made at this time.

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

For the maintenance of the class certificate, regular and occasional surveys of hull and machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•	Annual surveys, which are conducted for the hull and the machinery at intervals of 12 months (or up to 15 months) from the date of commencement of the class period indicated on the certificate.

•	A bottom survey, which is an examination of the outside of the ship’s bottom and related items, and is normally carried out with the ship in dry-dock. However, the classification society may give consideration to alternate examination while the ship is afloat as an in-water survey. An in-water survey is not be permitted for ships 15 years of age and over that are assigned the notation ESP. A minimum of two bottom surveys are to be held in each five-year special survey period and the maximum interval between successive bottom surveys may not exceed three years. One of the two bottom surveys required in each five-year period is to coincide with the special survey. Non-ESP vessels (i.e., containers and LNG) are eligible to apply to the flag administration for the vessel to be placed on an Extended Dry-Docking (“EDD”) regime thus extending the bottom surveys to 7.5 years. The EDD scheme provides commercial flexibility and reduced operating expenses during the survey periods.

•	Intermediate surveys, which are extended annual surveys and are typically conducted each two and a half years (or up to three years) after completion of each class renewal survey. In the case of newbuilds or vessels of up to 15 years of age, the requirements of the intermediate survey can be met through an underwater inspection in lieu of dry-docking the vessel. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•	Vessels above 15 years of age, subject to enhanced survey requirements, are also dry-docked twice during each five year cycle for inspection of the underwater parts and any deficiencies identified during the inspections need to be rectified either during the inspection or at a later stage if that is found to be appropriate based on its classification society. The classification surveyor in this case will issue a “recommendation” which must be rectified by the ship-owner within prescribed time limits.

44	Table of Contents

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

We believe our current insurance program is prudent. We currently carry the traditional range of marine and liability insurance coverage for each of our vessels to protect against most of the accident-related risks involved in the conduct of our business. Specifically we carry:

•	Hull and machinery insurance, which covers loss of or damage to a vessel due to marine perils such as collisions, grounding and heavy weather. Coverage is usually to an agreed “insured value” which, as a matter of policy, is never less than the particular vessel’s fair market value. Cover is subject to policy deductibles which are always subject to change;

•	Increased value insurance, which enhances hull and machinery insurance cover by increasing the insured value of the vessels in the event of a total loss casualty;

•	Protection and indemnity insurance, which is the principal coverage for third-party liabilities and indemnifies against such liabilities incurred while operating vessels, including injury to the crew, third parties, cargo or third-party property loss (including oil pollution) for which the shipowner is responsible. We carry the current maximum available amount of coverage for oil pollution risks, $1.0 billion per vessel per incident;

•	War risks insurance, which covers such items as piracy and terrorism; and

•	Freight, demurrage and defense cover, which is a form of legal costs insurance covering certain costs of prosecuting or defending commercial (usually uninsured operating) claims.

45	Table of Contents

Not all risks are insured and not all risks are insurable. The principal insurable risks, which remain uninsured across our fleet, are “loss of hire” and “strikes”.

The following table sets forth certain information regarding our insurance coverage as of December 31, 2022:

Type	Aggregate Sum Insured for All Vessels in Our Existing Fleet
Hull and Machinery	$2.8 billion
Increased Value (including Excess Liabilities)	$600.0 million additional “total loss” coverage
Hull & Machinery (War Risks)	$3.4 billion
Protection and Indemnity (P&I) Pollution Liability Claims	Up to $1.0 billion per incident per vessel

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

Under OPA 90, vessel operators, including vessel owners, managers and bareboat or “demise” charterers, are “responsible parties” who share strict joint and several liability for all containment and clean-up costs and other damages arising from oil spills from their vessels. These “responsible parties” would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The limits of OPA90 liability are the greater of $2,500 per gross ton or $12.5 million for any tanker other than single-hull tank vessels, over 3,000 gross tons (subject to adjustment for inflation). OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters.

CERCLA applies to the discharge of hazardous substances (other than oil) whether on land or at sea, and contains a liability regime that provides for cleanup costs and damages to natural resources. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying any hazardous substances as cargo, or the greater of $300 per gross ton or $0.5 million for any other vessel, per release of or incident involving hazardous substances. As with OPA 90, these limits of liability do not apply if the incident is caused by gross negligence, willful misconduct, violation of certain regulations or if the responsible party fails or refuses to report the incident or fails to provide all reasonable cooperation and assistance requested in response activities, in which case, liability is unlimited. While OPA 90 and CERCLA would not apply to the discharge of LNG, these laws may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. We believe that we are in material compliance with OPA 90, CERCLA and all applicable state and local regulations in U.S. ports where our vessels call.

46	Table of Contents

The Clean Water Act requires owners and operators of vessels to adopt contingency plans for reporting and responding to oil spill scenarios up to a “worst case” scenario and to identify and ensure, through contracts or other approved means, the availability of necessary private response resources to respond to a “worst case discharge.” In addition, periodic training programs, drills for shore and response personnel, and for vessels and their crews, are required. Our vessel response plans have been approved by the USCG. The Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes significant penalties for damage caused by water pollution

U.S. EPA regulations govern the discharge into U.S. waters of ballast water and other substances incidental to the normal operation of vessels. Under EPA regulations, our vessels are required to obtain coverage under the EPA 2013 Vessel General Permit (“VGP”) by submitting a Notice of Intent. The VGP incorporates current USCG requirements for ballast water management as well as supplemental ballast water requirements, and includes technology-based and water-quality based limits for other discharges, such as deck runoff, bilge water and gray water. USCG regulations will phase in stricter VGP ballast management requirements in the future and U.S. EPA has announced that plans to publish new vessel discharge standards in late 2024 which could ultimately replace the VGP program by 2026.

Administrative obligations, such as monitoring, recordkeeping and reporting requirements also apply. Implementation of the water treatment standards adopted by the USCG/EPA is required earlier than the implementation of equivalent standards agreed by the IMO. For trading in the U.S. waters, vessels are to be fitted with ballast water treatment systems approved by the USCG at the first bottom survey after January 1, 2016. A number of BWTS technologies have Alternate Management System (“AMS”) extension approvals and a number of other systems have recently received a USCG type BWTS approval. As of the date of this Annual Report, all of our vessels are equipped with BWTS, seven have been retrofitted after delivery from the building yard, while 15, including our seven LNG carriers, were delivered from the building yard with installed BWTS systems

The Clean Air Act requires the EPA to promulgate standards applicable to emissions of volatile organic compounds, hazardous air pollutants and other air contaminants. The Clean Air Act also requires states to draft State Implementation Plans (“SIPs”) designed to attain national health-based air quality standards, which have significant regulatory impacts in major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Individual states, including California, also regulate vessel emissions within state waters. California also has adopted fuel content regulations that will apply to all vessels sailing within 24 miles of the California coastline or whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. In addition, the IMO designates areas extending 200 miles from the U.S. territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Sulphur Emission Control Areas and NOx Emission Control Areas under amendments to the Annex VI of MARPOL (discussed below). In addition, regulatory initiatives to require cold-ironing (shore-based power while docked) or alternative emission reduction measures are under consideration, have been adopted or in the process of adoption in a number of jurisdictions to reduce air emissions from docked ships. Compliance with these regulations entails significant capital expenditures or otherwise increases the costs of our operations.

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

EU requirements

In September 2020, the EU agreed to cut GHG emissions by at least 55% by 2030 and to become climate neutral by 2050. The “Fit for 55” proposed legislative package issued on July 2021 to meet the new targets. It includes:

•	Emission Trading System (ETS) Directive: The EU has determined that maritime shipping will be included in the ETS as from 2024 in the absence of a comparable system operating under the IMO, with the ships presently reporting emissions under the EU MRV Regulation required to purchase CO2 emission credits. Under the ETS, every year companies must purchase enough allowances in order to cover the total amount of their CO2 emissions in that year. At the end of each year they must surrender those allowances. All intra-EU emissions will be included, except that only 50% of the emissions for voyages from and to a third country when arriving in or departing from the EU, respectively, will be included. Non-compliance is fined and may eventually lead to a ban from EU waters. It remains to be seen what form the enactments will take when the final text of the ETS is published. On December 18, 2022, provisional agreement was reached by the EU Council and EU Parliament (the two EU legislative bodies) which provides for a gradual introduction of obligations for shipping companies. Specifically, shipping companies will be obliged to surrender allowances corresponding to only 40% of their verified emissions for 2024, 70% for 2025 and 100% as from 2026.

47	Table of Contents

•	Fuel EU Maritime Regulation: This is a new regulation coming into effect in 2025, imposing life cycle GHG footprint requirements on the energy used onboard vessels. It will apply to the same vessels that are covered by the EU MRV Regulation and will, in addition to CO2, cover methane and nitrous oxide, from a well-to-wake perspective. The GHG intensity of the energy used will be required to improve by 2% in 2025 relative to 2020, ramping up to 75% by 2050. Credits will be granted for energy generated on board, such as by wind power. The regulation will also require container and passenger vessels to connect to shore power from 2030 for stays longer than two hours. Similar to the ETS, non-compliance may lead to fines and vessels being banned from EU waters.

•	Alternative Fuels Infrastructure Regulation: This regulation is an update of an existing directive and will require EU member states to ramp up the availability of LNG by 2025 and onshore electrical power supply by 2030 in core EU ports.

•	Energy Taxation Directive: This directive is being revised to remove the tax exemption for conventional fuels used between EU ports as of 1 January 2023. International bunker for extra-EU voyages remains tax exempt. For heavy fuel oil, the new tax rate will be approximately €37 per ton. LNG will initially be taxed at a rate of €0.6 per GJ. Alternative fuels will be tax exempt for a ten-year period.

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

48	Table of Contents

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

As of the date of this Annual Report, five of our vessels have been retrofitted with scrubbers while two were delivered from the building yard with scrubbers attached. We expect that the three vessels we acquired in January 2020 will be retrofitted with scrubbers in 2023. As of the date of this Annual Report, all of our vessels are equipped with BWTS, seven have been retrofitted after delivery from the building yard, while 15, including our seven LNG carriers, were delivered from the building yard with BWTS attached. We may also decide to retrofit the rest of our fleet with scrubbers over the coming years, subject to market developments and yard availability.

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

IMO continues to contribute to the global fight against climate change, in support of the UN Sustainable Development Goal 13, to take urgent action to combat climate change and its impacts. In 2018, IMO adopted an initial strategy on the reduction of GHG emissions from ships, setting out a vision which confirms IMO’s commitment to reducing GHG emissions from international shipping and to phasing them out as soon as possible. The initial GHG strategy envisages, in particular, a reduction in carbon intensity of international shipping (to reduce CO2 emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008), and that total annual GHG emissions from international shipping be reduced by at least 50% by 2050 compared to 2008. In June 2021, the IMO adopted extensive new CO2 regulations applicable to existing ships. The Energy Efficiency Existing Ship Index (EEXI) addressing the technical efficiency of ships, the Carbon Intensity Indicator (CII) rating scheme addressing the operational efficiency. The EEXI will impose a requirement similar to EEDI to existing ships of specific ship types as a one-off certification. The EEXI is to be verified and a new Energy Efficiency Certificate issued no later than the first annual, intermediate or renewal IAPP survey or the initial IEE survey after 1 January 2023. An EEXI Technical File must be issued including the calculation of the attained EEXI, which must be below a required EEXI value. From 2023, the CII requirements will take effect for the entire fleet, with the first annual reporting on carbon intensity to be completed in 2023 and the first rating given in 2024. Within 3 months after the end of each calendar year, ships shall calculate the attained annual operational CII over a 12-month period using data from the IMO Data Collection System and shall report it to its flag administration or recognized organization who shall:

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

49	Table of Contents

C.	Organizational Structure

CPLP is a limited partnership organized in the Republic of the Marshall Islands. As of the date of this annual report, it has 29 subsidiaries which are incorporated in the Marshall Islands, Liberia and Cyprus. Of our significant subsidiaries, 22 either own or leaseback vessels in our fleet. Our subsidiaries are wholly-owned by us. A list of our significant subsidiaries as of the date of this annual report, is set forth in Exhibit 8.1 to this annual report.

Please also see Note 1 (Basis of Presentation and General Information) to our Financial Statements for a list of our significant subsidiaries as of December 31, 2022.

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

For a discussion of the year ended December 31, 2021, compared to the year ended December 31, 2020, please refer to Part A, Item 5, “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 27, 2022.

The following discussion contains forward-looking statements that are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks and uncertainties discussed in “Item 3. Key Information—D. Risk Factors” These risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Forward-looking statements are not guarantees and actual results could differ materially from those expressed or implied in the forward-looking statements. See “Forward-Looking Statements” above.

A.	Operating Results Overview

We are an international owner of ocean-going vessels.

We were organized in January 2007 by Capital Maritime, an international shipping company with a long history of operating and investing in the shipping market.

Our primary business objective is to make distributions to our unitholders on a quarterly basis and increase the level of our distributable cash flow over time, while growing our business, subject to shipping and charter market developments and our ability to obtain required financing and access financial markets.

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

50	Table of Contents

We generally rely on external financing sources, including bank borrowings and sale-leaseback arrangements and, depending on market conditions, the issuance of debt and equity securities, to fund the acquisition of new vessels. See “—B. Liquidity and Capital Resources” below.

As of December 31, 2022, the Marinakis family, including Evangelos M. Marinakis, the chairman of Capital Maritime, our sponsor, may be deemed to beneficially own a 30.0% interest in us through, among others, Capital Maritime and Capital Gas Corp.

Our Charters

We generate revenues by charging our charterers for the use of our vessels.

Historically, our vessels were chartered under time or bareboat charter agreements. As of December 31, 2022, with the exception of the M/V Cape Agamemnon, all of our vessels, were trading in the period market. As of December 31, 2022, the M/V Cape Agamemnon was deployed in the spot market.

Our vessels are currently under contracts with HMM, CMA CGM, Hapag-Lloyd, BP, Cheniere, Hartree and Engie.

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

As of the date of this Annual Report, we are exposed to the container and LNG markets to a significant extent, as our fleet is comprised of 14 container carrier vessels, seven LNG carrier vessels and one drybulk vessel. We have one vessel trading in the spot market.

The world economy has experienced significant economic and political upheavals in recent history. In addition, credit supply has been constrained and financial markets have been particularly turbulent for master limited partnerships such as us. Protectionist trends, efforts by central banks to address increased inflation, global growth and demand for the seaborne transportation of goods, including dry and containerized goods and liquefied natural gas and overcapacity and deliveries of newly built vessels may affect the shipping industry in general and our business, financial condition, results of operations and cash flows in particular.

Some of the key factors that may affect our business, future financial condition, results of operations and cash flow include the following:

•	supply and demand for containerized goods, LNG and dry cargo;

•	supply and orderbook of vessels, including, container vessels, liquefied natural gas and drybulk vessels;

•	the continuing demand for goods from China, India, Brazil and Russia and other emerging markets and developments in international trade including threats and/or imposition of trade tariffs;

•	time charter hire levels and our ability to enter our vessels into long-term charters at competitive rates as their current charters expire;

•	the impact of the Russia-Ukraine conflict on the global economy in general, and on the oil and gas industry in particular;

•	our ability to comply with the covenants in our financing arrangements, including covenants relating to the maintenance of vessel value ratios;

•	developments in vessel values, which might affect our ability to comply with certain covenants under our financing arrangements and/or refinance our debt;

•	the relationships and reputation of our Managers, our General Partner and Capital Maritime in the shipping industry;

•	the effective and efficient technical management of our vessels;

•	the strength of and growth in the number of our customer relationships;

•	continued and consistent support from our Managers at comparable rates;

•	the prevailing spot market rates and the number of our vessels which we may operate in the spot market;

51	Table of Contents

•	our level of debt and the related interest expense and amortization of principal, including the impact of increased interest rates on our floating rate debt;

•	the ability to increase the size of our fleet and make additional acquisitions that are accretive to our unitholders;

•	our access to debt and equity financing, and the cost of capital required to acquire additional vessels or to implement our business strategy;

•	our ability to comply with maritime regulations and standards, including new environmental regulations and standards, and the costs associated therewith;

•	the costs associated with upcoming dry-docking of our vessels; and

•	the impact of COVID-19 on the container, LNG and drybulk charter market and on our operations.

Please read “Item 3. Key Information—D. Risk Factors” for a discussion of certain risks inherent in our business.

Factors to Consider When Evaluating Our Results

We believe it is important to consider the size of our fleet when evaluating our results of operations. In February 2021, we completed the acquisition of three Panamax container carrier vessels, the M/V Long Beach Express, the M/V Seattle Express and the M/V Fos Express. During the second half of the year 2021 we completed the acquisition of six LNG carrier vessels, the LNG/C Aristos I and the LNG/C Aristarchos on September 3, 2021, the LNG/C Attalos and the LNG/C Asklipios on November 18, 2021, the LNG/C Adamastos on November 29, 2021 and the LNG/C Aristidis I on December 16, 2021 while in May and December 2021, respectively, we completed the sale of two Neo-Panamax container carrier vessels, the M/V CMA-CGM Magdalena and the M/V Adonis. On June 6, 2022, we agreed to acquire, upon their respective delivery from the shipyard, one LNG carrier vessel and three Neo-Panamax container carrier vessels. The first vessel, the Neo-Panamax container carrier vessel, the M/V Manzanillo Express, was delivered on October 12, 2022. On July 6, 2022 and July 28, 2022, we completed the sale of two Neo-Panamax container carrier vessels, the M/V Archimidis and the M/V Agamemnon respectively. Consequently, the weighted average number of vessels in our fleet increased by 3.4 during and the year 2022 compared to the year 2021. As our fleet grows or as we dispose of our vessels, our results of operations reflect the contribution to revenue of, and the expenses associated with, a varying number of vessels over time, which may affect the comparability of our results year-on-year.

Results of Operations

We have derived the following selected historical financial data for the years ended December 31, 2022 and 2021 from our Financial Statements. The table below should be read together with, and is qualified in its entirety by reference to, the Financial Statements. Our Financial Statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) as described in Note 2 (Significant Accounting Policies) to the Financial Statements. All numbers are in thousands of U.S. Dollars, except numbers of units and earnings per unit.

Income Statement Data:	2022	2021

Revenues	$299,071	$184,665
Expenses / (income), net:
Voyage expenses	16,236	10,698
Vessel operating expenses	58,288	41,199
Vessel operating expenses – related parties	9,172	5,923
General and administrative expenses	10,681	8,662
Gain on sale of vessels	(47,275)	(46,812)
Vessel depreciation and amortization	69,272	46,935
Total operating expenses, net	116,374	66,605
Operating income	182,697	118,060
Other income / (expense), net:
Interest expense and finance cost	(55,421)	(20,129)
Other (expense)/income	(1,855)	247
Partnership’s net income	125,421	98,178

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Our results of operations for the years ended December 31, 2022 and 2021 differ primarily due to:

•	the net increase in the weighted average number of vessels in our fleet by 3.4 vessels. The weighted average number of container carrier and dry bulk vessels decreased by 1.6 following the sale of the M/V Archimidis and the M/V Agamemnon in July 2022 and the acquisition of the M/V Manzanillo Express, while the weighted average number of LNG carrier vessels which are earning revenues and are incurring operating expenses at a higher rate compared to the rest of our fleet increased by 5.0;

•	the increase in the weighted average interest on our long-term debt to 4.1% for the year 2022 from 2.9% for the year 2021.

52	Table of Contents

Total Revenues

Total revenues, consisting of time and voyage charter revenues, amounted to $299.1 million for the year ended December 31, 2022 compared to $184.7 million for the year ended December 31, 2021.

The increase of $114.4 million was primarily a result of the net increase in the weighted average number of vessels in our fleet by 3.4 vessels during the year ended December 31, 2022, and the higher average charter rates earned by certain of our vessels during the year 2022 compared to the year 2021.

Time and voyage charter revenues are mainly comprised of the charter hires received from unaffiliated third-party charterers and are generally affected by the number of vessel operating days, the weighted average number of vessels in our fleet and the charter rates.

For the year ended December 31, 2022, BP, HMM, Cheniere and Hapag-Lloyd accounted for 28%, 18%, 17% and 16% of our total revenues, respectively.

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

Voyage Expenses

Total voyage expenses amounted to $16.2 million for the year ended December 31, 2022, compared to $10.7 million for the year ended December 31, 2021. The increase of $5.5 million was primarily attributable to the increase in the weighted average number of vessels in our fleet during the year 2022 and the increase in voyage expenses incurred by the M/V Cape Agamemnon employed under voyage charters during the year 2022 compared to the year 2021.

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

Vessel Operating Expenses

For the year ended December 31, 2022, our total vessel operating expenses amounted to $67.5 million compared to $47.1 million for the year ended December 31, 2021. The $20.4 million increase in total vessel operating expenses primarily reflects the increase in the number of vessels in our fleet during 2022 including the LNG carriers which are incurring operating expenses at a higher rate compared to the rest of our fleet.

Total vessel operating expenses for the year ended December 31, 2022 include expenses of $9.2 million incurred under the management agreements we have with our Managers, compared to $5.9 million during the year ended December 31, 2021.

See Note 10 (Voyage Expenses and Vessel Operating Expenses) to the Financial Statements for information on the composition of our vessel operating expenses.

General and Administrative Expenses

General and administrative expenses amounted to $10.7 million for the year ended December 31, 2022, compared to $8.7 million for the year ended December 31, 2021. The $2.0 million increase in general and administrative expenses was mainly attributable to the increase in the amortization associated with our equity incentive plan and certain write-offs associated with long outstanding trade receivables.

General and administrative expenses include board of directors’ fees and expenses, audit and certain legal fees, compensation cost related to our Omnibus Incentive Compensation Plan and other fees related to the expenses of the publicly traded partnership.

Gain on sale of vessels

Gain on sale of vessels amounted to $47.3 million for the year ended December 31, 2022, compared to $46.8 million for the year ended December 31, 2021. Gain on sale of vessels for the year 2022 includes the gain we recognized in connection with the sale of the M/V Archimidis and the M/V Agamemnon in July 2022, while the gain on sale of vessels for the year 2021 includes the gain we recognized in connection with the sale of the M/V CMA CGM Magdalena and the M/V Adonis in May 2021 and December 2021, respectively.

Vessel Depreciation and Amortization

Depreciation and amortization amounted to $69.3 million for the year ended December 31, 2022, compared to $46.9 million for the year ended December 31, 2021. The $22.4 million increase in vessel depreciation and amortization primarily reflects the net increase in the number of vessels and the higher average cost due to the LNG/C vessels acquisitions in our fleet during the year ended December 31, 2022.

Generally, depreciation is expected to increase if the weighted average number of vessels in our fleet increases.

53	Table of Contents

Total Other Expense, Net

Total other expense, net for the year ended December 31, 2022 amounted to $57.3 million, compared to $19.9 million for the year ended December 31, 2021. Total other expense, net includes interest expense and finance costs of $55.4 million for the year ended December 31, 2022, compared to $20.1 million for the year ended December 31, 2021. The increase of $35.3 million primarily reflects higher debt and interest costs incurred mainly as a result of higher average indebtedness and the increase in the LIBOR weighted average interest rate for the year ended December 31, 2022 compared to 2021.

Interest expense and finance costs include interest expense, amortization of financing charges, commitment fees and bank charges.

The weighted average interest rate on the debt outstanding under our financing arrangements for the year ended December 31, 2022 was 4.1%, compared to 2.9% for the year ended December 31, 2021. Please also refer to Note 7 (Long-Term Debt) to our Financial Statements.

Net Income

Net income for the year ended December 31, 2022 amounted to $125.4 million compared to $98.2 million for the year ended December 31, 2021.

For a discussion of our results for the year ended December 31, 2021 compared to the year ended December 31, 2020, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results Overview– Year Ended December 31, 2021 Compared to Year Ended December 31, 2020” contained in our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 27, 2022.

Foreign currency fluctuations/hedging

See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for information about our exposure to foreign currency fluctuations.

Government polices

See “Item 3. Key Information—D. Risk Factors— RISKS RELATED TO OUR INDUSTRY” for information on the risks arising from governmental economic, fiscal, monetary or political policies or factors.

B.	Liquidity and Capital Resources

As of December 31, 2022, total cash and cash equivalents (including restricted cash) were $154.8 million. Restricted cash under our financing arrangements amounted to $10.2 million.

As of December 31, 2022, there were $108.0 million undrawn under our financing arrangements. The full amount was drawn on January 6, 2023, with the purpose of partially financing the acquisition of the shares of the company owning the M/V Itajai Express. See also “—Borrowings (Financing Arrangements)” below for information regarding our financing arrangements.

Generally, our primary sources of funds have been cash from operations, bank borrowings, sale-leaseback arrangements and equity and debt securities offerings.

Cash from operations depends on our chartering activity. Depending on the prevailing market rates when our charters expire, we may not be able to re-charter our vessels at levels similar to their current charters, which may affect our future cash flows from operations. None of our charters is expected to expire in the coming 12 months. Cash flows from operations may be further affected by other factors described in “Item 3. Key Information— D. Risk Factors”.

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

As of December 31, 2022, total partners’ capital amounted to $638.4 million, an increase of $112.9 million compared to $525.5 million as of December 31, 2021. The increase reflects net income for the year ended December 31, 2022, the $6.6 million of our common units issued to the seller upon delivery of the M/V Manzanillo Express as part of the consideration for that vessel, and the amortization associated with the equity incentive plan, partly offset by distributions declared and paid during the period in the total amount of $12.2 million, the repurchase of common units for an aggregate amount of $5.9 million and other comprehensive loss of $4.8 million resulting from the increase in the U.S. Dollar equivalent of our euro-denominated bonds, partly set off by the change in the fair value of the relevant cross-currency swap agreement we designated as an accounting hedge.

54	Table of Contents

Subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

For more information on our anticipated future cash requirements and resources please refer to Note 7 (Long-Term Debt) and Note 15 (Commitments and Contingencies) to our Financial Statements.

Cash Flows

The following table summarizes our cash and cash equivalents provided by / (used in) operating, financing and investing activities for the years presented below, in millions.

	2022	2021
Net Cash Provided by Operating Activities	$172.6	$111.2
Net Cash Used in Investing Activities	$(14.1)	$(175.1)
Net Cash (Used in)/Provided by Financing Activities	$(35.1)	$40.6

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $172.6 million for the year ended December 31, 2022 compared to $111.2 million for the year ended December 31, 2021. The increase of $61.4 million was mainly attributable to the net increase in the number of vessels in our fleet, a decrease in our trade receivables, an increase in pre-collections of revenue to be earned in future periods, an increase in accounts payables and accrued liabilities and a decrease in payments for dry-docking costs, partly offset by the increase in the amounts we reimbursed our Managers for expenses paid on our behalf and the increase in amounts we paid in advance for operating and other expenses.

Net Cash Used in Investing Activities

Net cash used in investing activities refers primarily to cash used for vessel acquisitions and improvements, including installation of scrubbers and BWTS, partly offset by proceeds from the sale of vessels. Net cash used in investing activities for the year ended December 31, 2022 amounted to $14.1 million compared to $175.1 million during the year 2021. The decrease of $161.0 million was primarily attributable to the decrease in the amounts paid for vessel acquisitions and improvements in the year 2022. During the year 2022 we paid $115.0 million to acquire the M/V Manzanillo Express, paid $24.0 million in advance for the acquisition of one LNG/C and two Neo-Panamax container carriers, one of which was delivered in January 2023 and the other of which is to be delivered in the second quarter of 2023, and $2.2 million for vessel improvements, partly offset by $127.1 million of net proceeds received from the sale of the M/V Archimidis and the M/V Agamemnon. During the year 2021 we paid $365.7 million to acquire three Panamax container carrier vessels and six LNG carrier vessels and $2.4 million for vessel improvements party offset by $193.0 million net proceeds received from the sale of the M/V CMA CGM Magdalena and the M/V Adonis.

Net Cash Used in/Provided by Financing Activities

Net cash used in financing activities for the year ended December 31, 2022, was $35.1 million representing mainly scheduled principal payments for the year of $85.2 million, debt repayments in connection with the sale of the M/V Archimidis and the M/V Agamemnon of $28.0 million, the repayment in full of our 2017 and 2020 credit facilities for a total amount of $95.7 million, the repayment of $10.0 million seller’s credit, $12.2 million of dividends paid to our common unit holders and $5.9 million paid to acquire CPLP units under our repurchase program partly offset by the issuance of €100.0 million ($101.3 million) Bonds in July 2022 and the drawdown of $105.0 million of a new credit facility to partly finance the acquisition of the M/V Manzanillo Express in October 2022 net of $4.3 million paid for the issuance of these financing arrangements.

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

As of December 31, 2022 and 2021 our total borrowings were $1,299.2 million and $1,317.4 million respectively. See Note 7 (Long-Term Debt) to our Financial Statements for further discussion of our long-term debt.

The 2017 Credit Facility (fully repaid in 2022)

On September 6, 2017, we entered into a credit facility with a syndicate of lenders led by HCOB and ING, as mandated lead arrangers and bookrunners, and BNP Paribas and National Bank of Greece S.A., as arrangers (the “2017 Credit Facility”). In October 2017, we drew $460.0 million thereunder. In connection with the spin off our then existing crude and product tanker business (the “DSS Transaction”), on March 27, 2019, we amended the 2017 Credit Facility and prepaid an amount of $89.3 million thereunder. On May 27, 2020 upon the closing of the ICBCFL facility described below, we repaid $116.5 million to release three vessels under the 2017 Credit Facility. On May 30, 2022 the Partnership entered into memorandums of agreement for the sale of the M/V Archimidis and the M/V Agamemnon to an unaffiliated third party for total consideration of $130.0 million and the amount repaid to HCOB on the delivery of the vessels to their new owners was $28.0 million in total. In August 2022, we repaid in full the amount outstanding at the time under the 2017 Credit Facility of $65.8 million.

55	Table of Contents

The 2020 Credit Facility (fully repaid in 2022)

On January 17, 2020 we entered into a new term loan facility with Hamburg Commercial Bank A.G. (the “2020 Credit Facility”) of up to $38.5 million for the purpose of partially financing the acquisition of M/V Athenian. The full amount of the facility was drawn on January 22, 2020 and, in August 2022, we repaid in full the amount outstanding at the time under the 2020 Credit Facility of $29.9 million.

The 2020 CMBFL Sale and Lease Back

On January 20, 2020 we entered into an agreement for the sale and lease back of the vessels M/V Athos and M/V Aristomenis with CMBFL for $38.5 million each. The lease agreement has a duration of five years and includes a purchase option for us to acquire each vessel on expiration of the lease at the predetermined price of $22.5 million, and requires us to pay the amount of $7.5 million to CMBFL if the option is not exercised. In addition, we have various purchase options commencing from the first anniversary of the lease. The full amounts were drawn on January 23, 2020. As of December 31, 2022 the balance outstanding under the 2020 CMBFL facility was $59.4 million.

The ICBCFL Sale and Lease Back

In December 2019 we entered into a non-binding term sheet and in May 2020 into an agreement with ICBCFL for the sale and lease back of three vessels then mortgaged under the 2017 credit facility, namely the M/V Akadimos (ex CMA CGM Amazon), the M/V Adonis (ex CMA CGM Uruguay) and the M/V CMA CGM Magdalena, for a total amount of $155.4 million. The lease has a duration of seven years after drawdown and includes mandatory purchase obligations for us to repurchase the vessels on expiration of the agreement, at the predetermined price of $77.7 million. In addition, we have various purchase options commencing from the first anniversary of the lease. The full amount was drawn on May 27, 2020. The amount we repaid to release these three vessels under the 2017 credit facility was $116.5 million. On April 7, 2021 the Partnership entered into memorandums of agreement for the sale of the M/V CMA CGM Magdalena and the M/V Adonis to an unaffiliated third party for total consideration of $195.0 million. The M/V CMA CGM Magdalena and the M/V Adonis were delivered to their new owners on May 17, 2021 and December 13, 2021, respectively. The amount repaid to ICBCFL on the delivery of the vessels to their new owners was $96.2 million in total. As of December 31, 2022, the balance outstanding under the ICBCFL Facility was $42.0 million.

The 2021 CMBFL Panamax Sale and Lease Back (fully repaid in 2023)

On January 22, 2021, we entered into an agreement for the sale and lease back of the vessels M/V Long Beach Express, M/V Seattle Express and M/V Fos Express with CMBFL for $10.0 million each. The lease agreement has a duration of five years. In addition, we have various purchase options commencing from the first anniversary of the lease, including an option to purchase the vessel on the 5th anniversary of the lease for a predetermined price of $4.5 million. The full amounts were drawn on February 25, 2021. As of December 31, 2022, the balance outstanding under the 2021 CMBFL Panamax Facility was $24.2 million. On March 14, 2023 we repaid in full the amount outstanding at the time of $23.4 million.

The CMTC Seller’s Credit

In January 2021, in connection to the acquisition of the M/V Long Beach Express, the M/V Seattle Express and the M/V Fos Express, the Partnership entered into a seller’s credit agreement with Capital Maritime to defer $6.0 million of the purchase price of the vessels for up to five years from the delivery of the vessels.”

The 2021 BoComm Sale and Lease Back

Upon the acquisition of the LNG/C Aristos I and the LNG/C Aristarchos on September 3, 2021, we assumed indebtedness, previously entered by the companies owning the vessels, of $148.9 million and $155.4 million, respectively, under sale and lease back transactions (the “2021 BoComm Facility”). At maturity on October 2027 and May 2028, the lease provides for a purchase obligation to acquire each vessel at the predetermined price of $84.7 million. In addition, the lease agreement includes various purchase options commencing from the inception of the lease. As of December 31, 2022 the balance outstanding under the 2021 BoComm Facility was $271.1 million.

The CGC Seller’s Credit (fully repaid in 2022)

In connection to the acquisition of the vessels LNG/C Aristos I and LNG/C Aristarchos, the Partnership entered into a seller’s credit agreement with CGC to defer $10.0 million of the purchase price of the vessels for up to twelve months from the delivery of the vessels. The CGC Seller’s Credit is unsecured and interest free. The full amount was repaid in July 2022.

The 2021 CMBFL LNG/C Sale and Lease Back

Upon the acquisition of the LNG/C Attalos and the LNG/C Asklipios on November 18, 2021, we assumed debt previously incurred by the companies owning the vessels, of $146.3 million and $149.6 million, respectively, under sale and lease back transactions with CMBFL. At maturity on August 2028 and September 2028, the lease provides for a purchase option to acquire each vessel at the predetermined price of $90.7 million and $91.4 million respectively. In addition, the lease agreement includes various purchase options commencing from the first anniversary of the lease. As of December 31, 2022 the balance outstanding under the 2021 CMBFL LNG/C Facility was $277.3 million.

56	Table of Contents

The 2021 Shin Doun Sale and Lease Back

Upon the acquisition of the LNG/C Adamastos on November 29, 2021, we assumed debt previously incurred by the company owning the vessel, of $143.1 million, under sale and lease back transaction with Shin Doun. The lease agreement has a duration of 15 years maturing in July 2036 and includes a purchase obligation at the end of the lease at a predetermined price of $30.0 million. As of December 31, 2022 the balance outstanding under the 2021 Shin Doun Facility was $136.8 million.

The 2021 Credit Facility

Upon the acquisition of the LNG/C Aristidis I on December 16, 2021, we assumed debt previously incurred by the Seller, of $123.0 million, under a syndicate credit facility led by ING. As of December 31, 2022 the 2021 Credit Facility has a remaining duration of five years, maturing in December 2027. As of December 31, 2022 the balance outstanding under the 2021 Credit Facility was $110.8 million.

The 2022 Credit Facility

On October 6, 2022 we entered into a new term loan facility with HCOB (the “2022 Credit Facility”) of up to $105.0 million for the purpose of partially financing the acquisition of the M/V Manzanillo Express. The full amount of the facility was drawn on October 11, 2022. As of December 31, 2022 the balance outstanding under the 2022 Credit Facility was $105.0 million.

The 2022 Sale and Lease Back

On December 23, 2022 the Partnership entered into a new sale and lease back agreement of up to $108.0 million for the purpose of partially financing the acquisition of the shares of the company owning the M/V Itajai Express. The full amount of the sale and lease back agreement was drawn on January 6, 2023 and has a duration of eight years.

Senior Unsecured Bonds

On October 20, 2021, the wholly owned subsidiary of the Partnership, CPLP PLC, issued €150.0 million of senior unsecured bonds in Greece. The Bonds are guaranteed by the Partnership, mature in October 2026 and have a coupon of 2.65%, payable semi-annually. The trading of the Bonds on the Athens Stock Exchange commenced on October 25, 2021.

On July 22, 2022, the wholly owned subsidiary of the Partnership, CPLP PLC, issued €100.0 million of senior unsecured bonds in Greece. The Bonds are guaranteed by the Partnership, mature in July 2029 and have a coupon of 4.40%, payable semi-annually. The trading of the Bonds on the Athens Stock Exchange commenced on July 27, 2022.

The required annual payments to be made subsequently to December 31, 2022 with reference to our financing arrangements are as follows:

For the year ending December 31,	In millions
2023	$75.4
2024	68.1
2025	107.2
2026	237.8
2027	238.8
Thereafter	571.9
Total	$1,299.2

On December 2, 2021 we entered into a cross-currency swap agreement with Piraeus Bank SA exchanging €120.0 million with $139.7 million paying a fixed annual rate of 3.655%. The agreement’s effective date is October 21, 2021 and its maturity date is October 21, 2025.

On December 13, 2021 we entered into a cross-currency swap agreement with Alpha Bank SA exchanging €30.0 million with $34.9 million paying a fixed annual rate of 3.690%. The agreement’s effective date is October 21, 2021 and its maturity date is October 21, 2025.

On August 4, 2022 we entered into a cross-currency swap agreement with Piraeus Bank SA exchanging €100.0 million with $101.8 million paying a fixed annual rate of 6.55%. The agreement’s effective date is July 26, 2022 and its maturity date is July 26, 2029.

Our financing arrangements, other than the Bonds, contain customary ship finance covenants, including restrictions as to changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness and the mortgaging of vessels.

Our financing arrangements including the Bonds also contain financial covenants:

•	to maintain minimum free consolidated liquidity of at least $0.5 million per collateralized vessel;

•	to maintain a ratio of EBITDA (as defined therein) to net interest expense of at least 2.00 to 1.00 on a trailing four quarter basis; and

•	not to exceed a specified maximum leverage ratio in the form of a ratio of total net indebtedness to (fair value adjusted) total assets of 0.75.

57	Table of Contents

In addition, the Bonds require that:

•	we maintain a pledged DSRA with a minimum balance €0.1 million

•	we deposit to the DSRA 50% of any cash disbursements to unitholders (e.g., dividends) exceeding $20.0 million per annum, capped at 1/3 of the par value of the Bonds outstanding at the time; and

•	if our MVAN falls below $300.0 million then to deposit to the DSRA the difference between the MVAN and the $300.0 million (capped to 1/3 of the par value of the Bonds outstanding).

Furthermore, all our financing arrangements other than the Bonds provide that:

•	we are required to maintain a minimum security coverage ratio, usually defined as the ratio of the market value of the collateralized vessels or vessel and net realizable value of additional acceptable security to the respective outstanding amount under the applicable financing arrangement between 110% and 125%;

•	the vessel-owning subsidiaries may pay dividends or make distributions provided that no event of default has occurred and the payment of such dividend or distribution does not result in an event of default, including a breach of any of the financial covenants; and

•	the earnings, insurances and requisition compensation of the vessels are required to be assigned as collateral and additional security, including pledge and charge on current account, corporate guarantee from each of the vessel-owning subsidiaries and mortgage interest insurance, is also required.

These financing arrangements are secured by first-priority mortgages over all our vessels and are guaranteed by each vessel-owning subsidiary and contain a “Market Disruption Clause,” which the lenders may unilaterally trigger, requiring us to compensate the lenders for any increases to their funding costs caused by disruptions to the market.

As of December 31, 2022, we were in compliance with all financial debt covenants under all our financing arrangements.

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

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios described above. If the estimated asset values of our vessels decrease, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our financing arrangements. A decline in the market value of our vessels could also affect our ability to refinance our debt and/or limit our ability to obtain additional financing. A decrease of 10% in the fair market values of our vessels would not cause any violation of the indebtedness to market value covenants, contained in our financing arrangements.

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

58	Table of Contents

Impairment

The carrying value of each of our vessels represents its original cost (contract price, initial expenditures and improvements) at the time of delivery or purchase less accumulated depreciation or impairment charges. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuilds.

The table below specifies (i) the carrying value of each of our vessels as of December 31, 2022 and 2021 and (ii) which of those vessels we believe had a charter-free market value below its carrying value. We believe that the aggregate carrying value of the vessels indicated with an asterisk below exceeded their aggregate basic charter-free market value by approximately $5.9 million and $3.3 million as of December 31, 2022 and 2021, respectively. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, to a willing buyer in circumstances where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values.

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

		Carrying	Carrying
		value as of	value as of
		December 31,	December 31,
Vessels	Date acquired by us	2022	2021
		(in millions of United States dollars)
M/V Cape Agamemnon	06/09/2011	$30.3*	$32.3*
M/V Archimidis	12/22/2012	$-	$40.3
M/V Agamemnon	12/22/2012	$-	$43.3
M/V Hyundai Prestige	09/11/2013	$38.4	$40.7
M/V Hyundai Premium	03/20/2013	$37.9	$40.2
M/V Hyundai Paramount	03/27/2013	$37.9	$40.1
M/V Hyundai Privilege	09/11/2013	$38.6	$40.9
M/V Hyundai Platinum	09/11/2013	$38.7	$40.9
M/V Akadimos (ex CMA CGM Amazon)	06/10/2015	$65.8	$69.2
M/V Athenian	01/22/2020	$46.1	$48.6
M/V Athos	01/23/2020	$46.4	$48.6
M/V Aristomenis	01/23/2020	$46.2	$48.6
M/V Long Beach Express	02/25/2021	$15.7	$16.8
M/V Seattle Express	02/25/2021	$15.7	$16.8
M/V Fos Express	02/25/2021	$15.7	$16.8
LNG/C Aristos I	09/03/2021	$188.1	$193.7
LNG/C Aristarchos	09/03/2021	$186.0	$191.3
LNG/C Aristidis I	12/16/2021	$196.3	$202.1
LNG/C Attalos	11/18/2021	$198.4	$204.1
LNG/C Adamastos	11/29/2021	$202.0	$207.9
LNG/C Asklipios	11/18/2021	$193.1	$198.7
M/V Manzanillo Express	10/12/2022	$120.6	$-
Total		$1,757.9	$1,781.9

*	Indicates vessels for which we believe that, as of December 31, 2022 and 2021, the carrying value exceeds the basic charter-free market value. As discussed below, we believe that the carrying values of our vessels as of December 31, 2022 and 2021 were recoverable as the undiscounted projected net operating cash flows of these vessels exceeded their carrying value by a significant amount.

We performed undiscounted cash flow tests as of December 31, 2022 and 2021, as an impairment analysis, in which we made estimates and assumptions relating to determining the projected undiscounted net operating cash flows by considering the following:

•	the charter revenues from existing time charters for the fixed fleet days (our remaining charter agreement rates);

•	vessel operating expenses;

•	dry-docking expenditures;

•	an estimated gross daily time charter rate for the unfixed days (based on the ten-year historical average of time charters with duration of one year) over the remaining economic life of each vessel, excluding days of scheduled off-hires;

•	residual value of vessels;

•	commercial and technical management fees;

•	a utilization rate of 99.5% based on the fleet’s historical performance; and

•	the remaining estimated life of our vessels.

59	Table of Contents

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

Our assumptions, based on historical trends, and our accounting policies are as follows:

•	in accordance with the prevailing industry standard, depreciation is calculated using an estimated useful life of 25 years for our container and bulk carrier vessels and 35 years for our LNG carrier vessels, commencing at the date the vessel was originally delivered from the shipyard;

•	estimated useful life of vessels takes into account design life, commercial considerations and regulatory restrictions based on our fleet’s historical performance;

•	estimated charter rates are based on rates under existing vessel contracts and thereafter at market rates at which we expect we can re-charter our vessels based on market trends. We believe that the ten-year historical average is appropriate (or less than ten years if appropriate data is not available) for the following reasons:

•	it reflects more accurately the earnings capacity of the type, specification, deadweight capacity and average age of our vessels;

•	it reflects the type of business conducted by us (period as opposed to spot);

•	it includes at least one market cycle; and

•	respective data series are adequately populated.

•	estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our vessels may spend operating on the spot market, are based on the historical experience of our fleet;

•	estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs based on the historical experience of our fleet and our expectations of future operating requirements;

•	vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate based on the ten-year historical average demolition prices per ton; and

•	the remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in our depreciation calculations.

The impairment test that we conduct is most sensitive to variances in future time charter rates. Based on the sensitivity analysis performed for December 31, 2022 and 2021, we would begin recording impairment on the first vessel that will incur impairment by vessel type for time charter declines from their ten-year historical averages as follows:

Percentage Decline from which Impairment would be recorded
	Year ended December 31,	Year ended December 31,
Type of vessels	2022	2021

Cape vessel	32.3%	25.2%

Based on the above assumptions we determined that the undiscounted cash flows support the vessels’ carrying amounts as of December 31, 2022 and 2021.

60	Table of Contents

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

At our annual general meeting of unitholders held on September 22, 2022, Eleni Tsoukala and Keith Forman were elected to act as a Class III Directors until the Partnership’s 2025 annual meeting of Limited Partners.

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

A.	Directors and Senior Management.

Set forth below are the names, ages and positions of our directors and our General Partner’s executive officers as of the date of this Annual Report.

Name	Age	Position
Keith Forman(4)	64	Director and Chairman of the Board(5)
Gerasimos (Jerry) Kalogiratos(1)	45	Director and Chief Executive Officer of our General Partner
Gurpal Grewal(1)	76	Director
Rory Hussey(2)	71	Director(5)
Abel Rasterhoff(3)	83	Director(5)
Eleni Tsoukala(4)	45	Director(5)
Dimitris P. Christacopoulos(3)	52	Director(5)
Nikolaos Kalapotharakos	48	Chief Financial Officer of our General Partner
Spyridon Leousis	44	Chief Commercial Officer of our General Partner

(1) Appointed by our General Partner.

(2) Class I director (term expires in 2023).

(3) Class II director (term expires in 2024).

(4) Class III director (term expires in 2025).

(5) Member of our audit committee, our conflicts committee and compensation committee.

Biographical information with respect to each of our directors, our director nominees and our General Partner’s executive officers is set forth below. The business address for our executive officers is 3 Iassonos Street Piraeus, 18537 Greece.

61	Table of Contents

Keith Forman, Director and Chairman of the Board.

Mr. Forman is the chairman of our board of directors and a member of our conflicts committee, audit committee and compensation committee. Mr. Forman joined our board on April 3, 2007. Since July 2022, Mr. Forman has been acting as a senior advisor to Kayne Anderson Capital Advisors, an alternative investment management firm focused on energy infrastructure and renewables. Mr Forman served in a similar role at Industry Funds Management, an Australian fund manager investing in infrastructure projects worldwide, from 2012 to 2022. In January 2020, Mr. Forman began a fellowship at Harvard University’s Advanced Leadership Initiative which ended on December 31, 2021. Mr. Forman has held a number of executive, director and advisory positions at investment companies and master limited partnerships throughout his career. Between December 2014 and December 2017, Mr. Forman served as president and chief executive officer of the now discontinued Rentech, Inc. Mr. Forman also served as a director of the general partner of CVR Partners between April 2016 and April 2017. Between November 2007 and March 2010, Mr. Forman was a partner and chief financial officer of Crestwood Midstream Partners, a private equity-backed investment partnership active in the midstream energy market. Prior to his tenure at Crestwood, Mr. Forman was senior vice president, finance for El Paso Corporation, vice president of El Paso Field Services, and from 1992 to 2003, chief financial officer of GulfTerra Energy Partners L.P., a publicly traded master limited partnership. Mr. Forman holds a B.A. degree in economics and political science from Vanderbilt University.”

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

62	Table of Contents

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

Reimbursement of Expenses of Our General Partner

Our General Partner does not receive any management fee or other compensation for managing us. Our General Partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our General Partner. In 2022, these expenses for which our General Partner was reimbursed amounted to $0.1 million.

Executive Compensation

The compensation of our General Partner’s Chief Executive Officer, Chief Financial Officer, and Chief Commercial Officer (appointed on January 24, 2022) is set and paid by our General Partner, and we reimburse our General Partner for such costs and related expenses under relevant executive service agreements. We do not have a retirement plan for our General Partner’s executive officers or directors. Officers and employees of our General Partner or its affiliates may participate in employee benefit plans and arrangements sponsored by Capital Maritime, our General Partner or their affiliates, including plans that may be established in the future. For the year ended December 31, 2022 we paid our General Partner $2,050,003 as compensation for services related to the management of our business and affairs, including the appointment and performance of relevant duties of the chief executive officer, chief finance officer, and a number of additional officers.

Compensation of Directors

Our directors receive compensation for their services as directors, as well as for serving in the role of committee chair, and have also received restricted units, all of which have now vested. Please read “—E. Share Ownership—Omnibus Incentive Compensation Plan” below for additional information. For the year ended December 31, 2022, our directors, including our chairman, received an aggregate cash amount of $0.6 million. In lieu of any other compensation, our chairman receives an annual fee for acting as a director and as the chairman of our board of directors. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees and is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

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

63	Table of Contents

During the year ended December 31, 2022, our board of directors held 13 meetings. As part of our board meetings, our independent directors meet without the non-independent directors in attendance. In addition, the board regularly holds sessions without the CEO and executive officers present. During the year ended December 31, 2022 our independent directors held two executive sessions. Even if Board members are not able to attend a board meeting, all board members are provided information related to each of the agenda items before each meeting, and can therefore provide counsel outside regularly scheduled meetings. All directors were present at all meetings of the board of directors and all meetings of committees of the board of directors on which such director served.

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

Audit Committee. The audit committee of our board of directors is composed of three or more independent directors, each of whom must meet the independence standards of the Nasdaq Global Select Market, the SEC and any other applicable laws and regulations governing independence from time to time. The audit committee is currently comprised of directors Dimitris Christacopoulos (Chair), Abel Rasterhoff, Rory Hussey, Keith Forman and Eleni Tsoukala. All members of the committee are financially literate and our board of directors has determined that Mr. Rasterhoff qualifies as an “audit committee financial expert” for purposes of the U.S. Sarbanes-Oxley Act of 2002. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. The audit committee met five times during the year ended December 31, 2022, on January 24, January 31, April 27, July 26 and October 20.

Conflicts Committee. The conflicts committee of our board of directors is composed of the same directors constituting the audit committee, being Keith Forman (chair), Abel Rasterhoff, Rory Hussey, Eleni Tsoukala and Dimitris Christacopoulos. The members of our conflicts committee may not be officers or employees of our General Partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the Nasdaq Global Select Market to serve on an audit committee of a board of directors and certain other requirements. The conflicts committee reviews specific matters that the board believes may involve conflicts of interest and determines if the resolution of the conflict of interest is fair and reasonable to us. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our General Partner or its affiliates of any duties any of them may owe us or our unitholders. The conflicts committee met seven times during the year ended December 31, 2022.

Compensation Committee. The compensation committee of our board of directors is composed of the same directors constituting the audit committee and conflicts committee, being Rory Hussey (chair), Keith Forman, Abel Rasterhoff, Eleni Tsoukala and Dimitris Christacopoulos. The compensation committee reviews compensation of the members of the board of directors and has overall responsibility for approving and evaluating our compensation plans, policies and programs, but not the compensation of the executive officers of the General Partner of the Partnership and related executive service agreements. The Compensation Committee did not meet during the year ended December 31, 2022.

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

E.	Share Ownership

As of December 31, 2022:

·	the chairman of our board of directors, Keith Forman, has owned a small number of common units since the date of our IPO;

·	a portion of shares issued to our director Dimitris Christacopoulos when he was a member of the board of directors of Crude Carriers converted to common units in us in the same manner as all shares converted under the terms of our merger agreement with Crude Carriers in 2011; and

·	no member of our board of directors owns common or restricted units in a number representing more than 1.0% of our outstanding common units.

64	Table of Contents

Omnibus Incentive Compensation Plan

On April 29, 2008, our board of directors adopted an omnibus incentive compensation plan (the “Plan”), according to which we were entitled to issue a limited number of awards to our employees, consultants, officers, directors or affiliates, including the employees, consultants, officers or directors of our General Partner, our Managers, Capital Maritime and certain key affiliates and other eligible persons. The Plan contemplated awards in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. The Plan was administered by our General Partner as authorized by our board of directors. The Plan was amended from time to time. See Note 13 (Omnibus Incentive Compensation Plan) to our Financial Statements.

In July 2019, the board of directors adopted an amended and restated Plan, so as to reserve for issuance a maximum number of 740,000 restricted common units. On the same day, the Partnership awarded 445,000 unvested units . Awards vested in three equal installments ending on December 31, 2021. All awards under the amended Plan are conditional upon the grantee’s continued service until the applicable vesting date.

In January 2022, the board of directors adopted an amended and restated Plan, so as to reserve for issuance a maximum number of 750,000 restricted common units. As of the date of this Annual Report the total number of restricted common units reserved was 1,045,000. On March 18, 2022, the Partnership awarded 743,800 unvested units . Awards granted to beneficiaries would vest in three equal installments. One third of the units awarded, namely 247,933 units vested on December 31, 2022. On December 30, 2022, the Partnership awarded another 1,969 unvested units, which were fully vested on December 31, 2022.

Item 7. Major Unitholders and Related-Party Transactions.

As of December 31, 2022, our partners’ capital consisted of 20,255,707 common units, of which 14,421,650 were beneficially owned by public unitholders, no subordinated units, 348,570 general partner units and 566,239 treasury units that the Partnership has purchased under the unit repurchase program currently in effect.

On January 25, 2021, the Partnership’s Board of Directors approved a unit repurchase program, providing the Partnership with authorization to repurchase up to $30.0 million of units of the Partnership’s common units, effective for a period of two years through January 2023.

On January 26, 2023, the Board approved a new unit repurchase program, providing the Partnership with authorization to repurchase up to $30.0 million of the Partnership’s common units, effective for a period of two years through January 2025.

As of April 25, 2023, the Partnership had purchased 947,932 common units under the program.

Please see “Item 16 – E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Based on 20,449,169 units issued and outstanding (excluding treasury units of 721,347 and including 348,570 general partner units) on April 17, 2023, the Marinakis family, including Evangelos M. Marinakis, the chairman of (i) Capital Maritime, may be deemed to beneficially own a 30.2% interest in us, through Capital Maritime, which may be deemed to beneficially own 4,680,211 common units representing a 22.9% interest in us, (ii) Capital Gas Corp., which may be deemed to beneficially own 1,153,846 common units representing a 5.6% interest in us and (iii) our General Partner, which may be deemed to beneficially own 348,570 general partner units representing a 1.7% interest in us.

As of April 11, 2023, there were two holders of record of our common units, which have a U.S. mailing address. One of these two holders is CEDE & Co., a nominee company for The Depository Trust Company (a registered clearing agency with the SEC), which held approximately 80.9% of our outstanding common units as of such date. The beneficial owners of the common units held by CEDE & Co. may include persons who reside outside the United States.

A.	Major Unitholders

The following table sets forth as of April 17, 2023 the beneficial ownership of our common units by each person we know beneficially owns more than 5.0% or more of our common units, and all of our directors and the executive officers of our General Partner as a group. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power.

		Percentage of
		Total Common
		Units
	Number of	(excluding
	Common	treasury units
Name of Beneficial Owner	Units Owned	of 721,347)
Capital Maritime (1)	4,680,211	22.9%
Capital Gas Corp. (2)	1,153,846	5.6%
Donald Smith & Co., Inc. (3)	1,630,946	8.0%
All executive officers and directors as a group
(seven persons) (4)	*	*

(1)	The Marinakis family, including Evangelos M. Marinakis, our former chairman, through its ownership of Capital Maritime may be deemed to beneficially own, or to have beneficially owned, all of our units held by Capital Maritime.

(2)	The Marinakis family, including Miltiadis E. Marinakis, through its ownership of the 100% of Capital Gas Corp., may be deemed to beneficially own all of our units held by Capital Gas Corp.

(3)	As reported in a Schedule 13G filed on February 9, 2023 by (i) Donald Smith & Co., Inc., a Delaware corporation (“DSCI”) and (ii) DSCO Value Fund, L.P., a Delaware limited partnership. According to the Schedule 13G, DSCI is an investment adviser, and the address of its principal office is 152 W 57th Street, New York NY 10019. According to the Schedule 13G, the ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, common units, is vested in the institutional clients for which DSCI serves as investment advisor. DSCI does not serve as custodian of the assets of any of its clients and accordingly, in each instance only the client or the client’s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, common units. According to the Schedule 13G/A, to the knowledge of DSCI, with respect to the common units reported in the Schedule 13G/A owned by advisory client of DSCI, not more than 5% of the common units is owned by any one client. With respect to the remaining common units owned, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common units. No one person’s interest in the common units is more than 5% of the total outstanding common units.

(4)	See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” above.

65	Table of Contents

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

In 2022, we amended the executive services agreement with our General Partner according to which our General Partner provides certain executive officers services for the management of the Partnership’s business as well as investor relations and corporate support services to the Partnership, for a fee of $2.4 million per annum.

In 2018, Capital Ship Management conducted a management buy-out led by its senior management. Since then, Capital Ship Management is no longer part of the group of companies controlled by Capital Maritime.

See Note 4 (Transactions with Related Parties) to our Financial Statements for additional information on fees pays under our management agreements.

Transactions entered into during the year ended December 31, 2022 and up to the date of this Annual Report

Master Vessel Acquisition Agreement (the “MVAA”)

On June 6, 2022, CPLP agreed to exercise its right of first offer and entered into a Master Vessel Acquisition Agreement with Capital Maritime to acquire one 174,000 CBM latest generation X-DF LNG/C and three 13,312 TEU hybrid scrubber-fitted Tier III and Phase III, dual fuel ready eco container sister vessels for total consideration of $596.6 million.

Share Purchase Agreements with Capital Maritime for the Acquisition of the M/V Manzanillo Express, the M/V Itajai Express and the LNG/C Asterix I

On October 12, 2022, CPLP acquired the shares of the company owning the M/V Manzanillo Express for total consideration of $121.6 million comprised of (i) a cash deposit of $6.0 million advanced in June 2022, (ii) $6.6 million in common units of CPLP, (iii) $105.0 million of debt and (iv) $4.0 million of cash at hand.

On January 10, 2023, CPLP acquired the shares of the company owning the M/V Itajai Express for total consideration of $122.5 million comprised of (i) a cash deposit of $6.0 million advanced in June 2022, (ii) $108.0 million of debt and (iii) $8.5 million of cash at hand.

On February 17, 2023, CPLP acquired the shares of the company owning the LNG/C Asterix I for total consideration of $230.0 million comprised of (i) a cash deposit of $12.0 million advanced in June 2022, (ii) $184.0 million of debt and (iii) $34.0 million of cash at hand.

66	Table of Contents

Floating Rate Management Agreements with Capital-Executive

In October 2022 and January 2023, the vessel-owning subsidiaries of the M/V Manzanillo Express and the M/V Itajai Express entered into a floating rate management agreements with Capital-Executive, pursuant to which Capital-Executive provides certain commercial and technical management services.

Floating Rate Management Agreements with Capital Gas

In February 2023 the vessel-owning subsidiary of the LNG/C Asterix I entered into a floating rate management agreement with Capital Gas, pursuant to which Capital Gas provides certain commercial and technical management services.

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

Furthermore, on August 31, 2021, the Partnership secured an option, which was exercised on November 4, 2021, to acquire the shares of the companies owning an additional three X-DF LNG sister vessels for total consideration of $623.0 million comprised of (i) 184.0 million of cash on hand and (ii) the assumption of the $439.0 million of secured debt. The three vessels are the LNG/C Attalos, the LNG/C Asklipios and the LNG/C Adamastos.

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

Share Purchase Agreements for the Acquisition of the Companies Owning M/V Long Beach Express, M/V Seattle Express and the M/V Fos Express and the CMTC Seller’s Credit

On January 27, 2021, we entered into three separate share purchase agreements with Capital Maritime for the acquisition of the shares of the companies owning the M/V Long Beach Express, M/V Seattle Express and the M/V Fos Express (three sister 5,100 TEU container vessels built in 2008 at Hanjin Heavy Industries, South Korea), for consideration of $13.5 million each. The vessels were delivered to the Partnership on February 25, 2021.

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

Transactions entered into during the year ended December 31, 2020

Share purchase Agreements for the acquisition of M/V Athenian, the M/V Athos and M/V Aristomenis.

On January 22, 2020, we entered into three separate share purchase agreements with Capital Maritime for the Acquisition of the Companies owning the M/V Athenian, the M/V Athos and M/V Aristomenis for consideration of $54.2 million each.

67	Table of Contents

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

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our board of directors may affect the amount of cash available for distribution to unitholders.

The amount of cash that is available for distribution to unitholders is affected by decisions of our board of directors regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

68	Table of Contents

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

Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our General Partner and its affiliates, must be:

•	approved by a majority of the members of our conflicts committee;

•	approved by the vote of a majority of the common units (excluding common units owned by the General Partner and its affiliates);

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

Our General Partner may also enter into additional contractual arrangements with any of its affiliates on our behalf; however, there is no obligation of our General Partner and its affiliates to enter into any contracts of this kind, and our General Partner will determine, in good faith, the terms of any of these transactions.

69	Table of Contents

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

70	Table of Contents

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

71	Table of Contents

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

Even if our cash distribution policy is not modified or revoked, the decision to make any distribution and the amount thereof are determined by our board of directors, taking into consideration the terms of our partnership agreement. Our distribution policy is subject to certain restrictions, including the following:

•	Our common unitholders have no contractual or other legal right to receive distributions other than the right under our partnership agreement to receive available cash on a quarterly basis. Our board of directors has broad discretion to establish reserves and other limitations in determining the amount of available cash.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. The partnership agreement can be amended in certain circumstances with the approval of a majority of the outstanding common units.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement and the establishment of any reserves for the prudent conduct of our business.

•	Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution if, after giving effect to the distribution, our liabilities (other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours) would exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.

•	Our common units are subject to the prior distribution rights of any holders of our preferred units then outstanding.

•	We may lack sufficient cash to pay distributions on our common units due to, among other things, decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

72	Table of Contents

•	Our distribution policy will be affected by restrictions on distributions under our credit facilities which contain material financial tests and covenants that must be satisfied. Should we be unable to satisfy these terms, covenants and restrictions included in our credit facilities or if we are otherwise in default under the credit agreements, our ability to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy, would be materially adversely affected.

•	If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

•	If the ability of our subsidiaries to make any distribution to us is restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws or any other laws and regulations, our ability to make distributions to our unitholders may be restricted.

We have generally declared distributions on our common units in January, April, July and October of each year and paid those distributions in the subsequent month according to our distribution policy, which has changed from time to time.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus”. We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

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

73	Table of Contents

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

As of the date of this Annual Report, our General Partner holds a 1.7% general partner interest.

74	Table of Contents

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

The percentage interests set forth above assume that our General Partner maintains its initial 2.0% general partner interest and has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities. As of the date of this Annual Report, our General Partner holds a 1.7% general partner interest.

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

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our General Partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our General Partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our General Partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our General Partner assume that our General Partner maintains its initial 2.0% general partner interest and that our General Partner has not transferred the incentive distribution rights. As of the date of this Annual Report, our General Partner holds a 1.7% general partner interest.

	Total Quarterly Distribution
	Target Amount	Marginal Percentage Interest in Distributions
		Unitholders	General Partner
Minimum Quarterly Distribution	$1.6275	98.0%	2.0%
First Target Distribution	up to $1.6975 (1)	98.0%	2.0%
Second Target Distribution	above $1.6975 (1) up to $1.8725	85.0%	15.0%
Third Target Distribution	above $1.8725 up to $2.0475	75.0%	25.0%
Thereafter	above $2.0475	65.0%	35.0%

(1)	As disclosed on our Report on Form 6-K furnished on August 26, 2014, Capital Maritime unilaterally notified the Partnership that it decided to waive its rights to receive quarterly incentive distributions between $1.6975 and $1.75. Capital Maritime permanently waived these rights after discussion with, and with the unanimous support of, the conflicts committee of our board of directors. This waiver effectively increases the First Target Distribution and the lower bound of the Second Target Distribution (as referenced in the table above) from $1.6975 to $1.75.

75	Table of Contents

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to our General Partner, until we distribute for each common unit an aggregate amount of available cash from capital surplus equal to the initial unit price of the common units issued in our initial public offering; and

•	thereafter, we will make distributions of available cash from capital surplus as if they were from operating surplus.

The preceding paragraph is based on the assumption that our General Partner maintains its initial 2.0% general partner interest and that we do not issue additional classes of equity securities. As of the date of this Annual Report, our General Partner holds a 1.7% general partner interest.

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

If, as of the date three trading days prior to the announcement of the proposed liquidation, the average closing price for our common units for the preceding 20 trading days (or the current market price) is greater than the sum of:

•	the initial unit price of the common units issued in our initial public offering (adjusted as our board of directors determines to be appropriate to give effect to any distribution, subdivision or combination, such as the reverse unit split we effected in March 2019 in connection with the DSS Transaction) (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation); then the proceeds of the liquidation will be applied as follows:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to our General Partner, until we distribute for each outstanding common unit an amount equal to the current market price of our common units; and

•	thereafter, 50.0% to all unitholders, pro rata, 48.0% to holders of incentive distribution rights and 2.0% to our General Partner.

76	Table of Contents

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

The preceding paragraph is based on the assumption that our General Partner maintains its initial 2.0% general partner interest and has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities. As of the date of this Annual Report, our General Partner holds a 1.7% general partner interest.

B.	Significant Changes

Other than as described in “Item 4. Information on the Partnership—A. History and Development of the Partnership—Recent Developments” and in Note 16 (Subsequent Events) to our Financial Statements and below, no significant changes have occurred since the date of our Financial Statements.

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

77	Table of Contents

E.	Taxation

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

Taxation of the Partnership

Because we, our subsidiaries and our controlled affiliates do not, and we and our subsidiaries will not carry on business or conduct transactions or operations in the Marshall Islands, under current Marshall Islands law neither we, our subsidiaries nor our controlled affiliates will be subject to Marshall Islands income, capital gains, profits or other taxation, other than taxes or fees due to (i) the continued existence of legal entities registered in the Republic of the Marshall Islands, (ii) the incorporation or dissolution of legal entities registered in the Republic of the Marshall Islands, (iii) filing certificates (such as certificates of incumbency, merger, or redomiciliation) with the Marshall Islands registrar, (iv) obtaining certificates of good standing from, or certified copies of documents filed with, the Marshall Islands registrar, (v) compliance, or penalties for noncompliance, with Marshall Islands law concerning books and records and economic substance regulations and (vi) vessel ownership, such as tonnage tax. As a result, distributions by our subsidiaries and our controlled affiliates to us will not be subject to Marshall Islands taxation.

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

78	Table of Contents

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

79	Table of Contents

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

80	Table of Contents

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

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, a U.S. Holder generally would be deemed to own a portion of the shares of such lower-tier PFIC, and, unless it makes a timely QEF election with respect to such subsidiary, generally could incur liability for the deferred tax and interest charge described below if we (or our subsidiary) receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or if the U.S. Holder otherwise were deemed to have disposed of an interest in the lower-tier PFIC. The mark-to-market election described below would not apply to the U.S. Holder’s indirect interest in any such lower tier PFICs.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (such U.S. Holder, an “Electing Holder”), the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed income. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common units and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing one copy of IRS Form 8621 with his U.S. federal income tax return and a second copy in accordance with the instructions to such form. If we are a PFIC and in turn have subsidiaries that are PFICs, a U.S. Holder would have to make a separate QEF election with respect to each such subsidiary PFIC to avoid being subject to the deferred tax interest charges described below in respect of such subsidiary PFICs. If contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will attempt to provide each U.S. Holder with all necessary information in order to make the QEF elections described above.

81	Table of Contents

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

82	Table of Contents

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not Applicable

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

Our Risk Management Policy

Our policy is to continuously monitor our exposure to business risks, including the impact of changes in interest rates and currency rates, as well as inflation on earnings and cash flows. We intend to assess these risks and, when appropriate, take measures to minimize our exposure to the risks.

Foreign Exchange Risk

Financing activities

In connection with the issuance of our Euro-denominated senior unsecured bonds in October 2021 and July 2022, we entered into certain cross-currency swap agreements to manage the related foreign currency exchange risk by effectively converting the fixed-rate, Euro-denominated Bonds, including the semi-annual interest payments for the duration of the bonds to fixed-rate U.S. Dollar-denominated debt. The economic effect of the swap agreements is to eliminate the uncertainty of the cash flows in U.S. Dollars associated with the issuance of the Euro-denominated Bonds. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Borrowings (Financing Arrangements)—Senior Unsecured Bonds.”.

Operating activities

We do not have a material currency exposure risk in connection to our operating activities. We generate all of our revenues in U.S. Dollars and incur less than 10% of our expenses in currencies other than U.S. Dollars. For accounting purposes, expenses incurred in currencies other than the U.S. Dollars are translated into U.S. Dollars at the exchange rate prevailing on the date of each transaction. As of December 31, 2022, less than 10% of our liabilities were denominated in currencies other than U.S. Dollars (mainly in Euros). These liabilities were translated into U.S. Dollars at the exchange rate prevailing on December 31, 2022. We have not hedged currency exchange risks and our operating results could be adversely affected as a result.

83	Table of Contents

Interest Rate Risk

The international shipping industry is capital intensive, requiring significant amounts of investment, a significant portion of which is provided in the form of long-term debt. Our existing financing arrangements contain interest rates that fluctuate based on changes in base rates. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. Recently, in response to inflationary pressures, central banks have begun to increase interest rates, which translates into increases in base interest rates that result in an increase to our interest expense on our existing floating rate debt and also result in increases to the interests rates available to us on new debt financing for our operations. See “Item 3. Key Information—D. Risk Factors —Risks Related to Financing Activities—A significant rise in interests rates could result in increased interest expense.” In addition, the phase-out of LIBOR may adversely affect interest rates. See “Item 3. Key Information—D. Risk Factors —Risks Related to Financing Activities—The phase-out of the London Interbank Offered Rate (LIBOR), or the replacement of LIBOR with a different benchmark rate, may adversely affect interest rates and our cost of capital.”

Currently we have, and during 2022 we had, no interest rate swap agreements outstanding. A possible market disruption in determining the cost of funds for our banks resulting in increases by the lenders to their “funding costs” under our credit facilities, will lead to proportional increases in the relevant interest amounts payable under such credit facilities on a quarterly basis. As an indication of the extent of our sensitivity to interest rate changes based upon our debt level, an increase of 100 basis points in LIBOR would have resulted in an increase in our interest expense by approximately $9.3 million, $4.6 million and $3.7 million for the years ended December 31, 2022, 2021 and 2020 respectively, assuming all other variables had remained constant.

Concentration of Credit Risk

Financial instruments which potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents. We place our cash and cash equivalents, consisting mostly of deposits, with creditworthy financial institutions as rated by qualified rating agencies. We do not obtain rights to collateral to reduce our credit risk.

Inflation

As a result of the heightened inflation experienced in 2022, we have incurred increased operating, voyage and administrative costs including higher costs for dry-docking. As inflation becomes a significant factor in the global economy, inflationary pressures are expected to result in increased operating, voyage and financing costs. For example, all our management agreements provide for an annual adjustment of management fees according to Consumer Price Index (CPI).

Item 12. Description of Securities Other than Equity Securities.

Not Applicable.

84	Table of Contents

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

No material modifications to the rights of security holders.

Item 15. Controls and Procedures.

A.	Disclosure Controls and Procedures

As of December 31, 2022, our management (with the participation of the chief executive officer and chief financial officer of our General Partner) conducted an evaluation pursuant to Rule 13a-15(b) and 15d-15 promulgated under the U.S. Securities Exchange Act of 1934, as amended, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our management, including the chief executive and chief financial officer of our General Partner, recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the partnership have been detected. Further, in the design and evaluation of our disclosure controls and procedures our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Based on this evaluation, the chief executive officer and chief financial officer of our General Partner concluded that, as of December 31, 2022, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer of our General Partner, as appropriate to allow timely decisions regarding required disclosure, were effective in providing reasonable assurance that information that was required to be disclosed by us in reports we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the 2013 framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management believes that our internal control over financial reporting was effective as of December 31, 2022.

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

85	Table of Contents

C.	Attestation Report of the Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of Capital Product Partners L.P.

Majuro, Republic of Marshall Islands

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Capital Product Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022 of the Partnership and our report dated April 26, 2023 expressed an unqualified opinion on those financial statements.

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

April 26, 2023

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

86	Table of Contents

C.	Principal Accountant Fees and Services.

Our principal accountant for 2022 and 2021 was Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163) The following table shows the fees we paid or accrued for audit and tax services provided by Deloitte for these periods (in thousands of U.S. Dollars).

Fees	2022	2021
Audit Fees (1)	$382.2	$276.2
Audit-Related Fees (2)	101.7	119.4
Tax Fees (3)	13.5	17.2
Total	$497.4	$412.8

(1)	Audit fees represent fees for professional services provided in connection with the audit of our Financial Statements, review of our quarterly consolidated financial information, audit services provided in connection with other regulatory filings, issuance of consents and assistance with and review of documents filed with the SEC.

(2)	Audit related fees represent compensation for professional services provided in connection with the review of the prospectus and related services for the public offering and listing on the Athens Stock Exchange of senior unsecured bonds by CPLP PLC.

(3)	Tax fees represent fees for professional services provided in connection with various U.S. income tax compliance and information reporting matters.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2022 and 2021.

D.	Exemptions from the Listing Standards for Audit Committees.

None.

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

On January 25, 2021, the Partnership’s Board of Directors approved a unit repurchase program, providing the Partnership with authorization to repurchase up to $30.0 million of units of the Partnership’s common unit, effective for a period of two years. The Partnership may repurchase these units in the open market or in privately negotiated transactions, at times and prices that are considered to be appropriate by the Partnership. During 2022 the Partnership had purchased 389,962 common units under the program at a total cost of $5.9 million.

The following table presents information with respect to repurchases of common units in 2022:

	(a) Total Number of Common Units Purchased	(b) Average Price Paid per Common Unit	(c) Total Number of Common Units Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Common Units that May Yet Be Purchased Under the Plans or Programs
Repurchases of units under the Plan brought forward from 2021				$25,512,893.43
January 1 – January 31, 2022	—	—	—	$25,512,893.43
February 1 – February 28, 2022	21,008	$15.366	21,008	$25,190,086.27
March 1 – March 31, 2022	68,337	$15.763	68,337	$24,112,900.51
April 1 – April 30, 2022	28,310	$16.997	28,310	$23,631,727.69
May 1 – May 31, 2022	32,019	$15.393	32,019	$23,138,844.52
June 1 – June 30, 2022	35,365	$15.711	35,365	$22,583,228.58
July 1 – July 31, 2022	26,701	$14.107	26,701	$22,206,570.71
August 1 – August 31, 2022	39,805	$14.697	39,805	$21,621,567.09
September 1 – September 30, 2022	35,579	$14.962	35,579	$21,089,248.94
October 1 – October 31, 2022	32,191	$14.164	32,191	$20,633,301.87
November 1 – November 30, 2022	32,242	$14.867	32,242	$20,153,971.53
December 1 – December 31, 2022	38,405	$14,049	38,405	$19,614,407.27
Total	389,962	$15.126	389,962	$19,614,407.27

87	Table of Contents

F.	Change in Registrant’s Certifying Accountant.
Not applicable.

G.	Corporate Governance.

The Nasdaq Global Select Market requires limited partnerships with listed units to comply with its corporate governance standards, subject to certain exceptions as set forth in Nasdaq Rule 5615(a)(4). As a foreign private issuer, we are not required to comply with all of the rules that apply to listed U.S. limited partnerships. However, we have generally chosen to comply with most of the Nasdaq Global Select Market’s corporate governance rules as though we were a U.S. limited partnership. Although we are not required to have a majority of independent directors on our board of directors or to establish a compensation committee or a nominating/corporate governance committee, our board of directors has established an audit committee, a conflicts committee and a compensation committee comprised solely of independent directors. Accordingly, we do not believe there are any significant differences between our corporate governance practices and those that would typically apply to a U.S. domestic issuer that is a limited partnership under the corporate governance standards of the Nasdaq Global Select Market. Please see “Item 6. Directors, Senior Management and Employees—C. Board Practices” and “Item 10. Additional Information— B. Memorandum and Articles of Association” for more detail regarding our corporate governance practices.

H.	Mine Safety Disclosure.

Not applicable.

I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

J.	Insider Trading Policies.

Not applicable.

88	Table of Contents

PART III

Item 17. Financial Statements
Not Applicable.
Item 18. Financial Statements.

89	Table of Contents

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit

No.	Description
1.1	Certificate of Limited Partnership of Capital Product Partners L.P. (1)
1.2	Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated February 22, 2010 (3)
1.3	Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated September 30, 2011 (4)
1.4	Second Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated May 22, 2012 (6)
1.5	Third Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated March 19, 2013 (7)
1.6	Fourth Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated August 25, 2014 (9)
1.7	Certificate of Formation of Capital GP L.L.C. (1)
1.8	Limited Liability Company Agreement of Capital GP L.L.C. (1)
1.9	Certificate of Formation of Capital Product Operating GP L.L.C. (1)
2.1	Description of Securities registered under Section 12 of the Exchange Act
2.2	Certain long-term debt instruments, none of which relates to indebtedness that exceeds 10% of the consolidated assets of Capital Product Partners L.P., have not been filed as exhibits to this Form 20-F. Capital Product Partners L.P. agrees to furnish the Securities and Exchange Commission, upon its request, a copy of any such instrument defining the rights of holders of long-term debt of Capital Product Partners L.P. and its consolidated subsidiaries.
4.1	Deed of Amendment and Restatement relating to the Loan Agreement with Hamburg Commercial Bank AG and ING Bank N.V., London Branch, dated March 8, 2019(11)
4.2	Loan Agreement , dated October 6, 2022, between Capital Product Partners L.P. and Hamburg Commercial Bank A.G.
4.3	Deed of Accession, Amendment and Restatement dated September 10, 2021, among Atrotos Gas Carrier Corp., Capital Gas LLC, Capital Product Partners L.P. and ING Bank N.V., London Branch, relating to a facility agreement December 18, 2020 (15)
4.4	Form of Amended and Restated Term Loan Facility, among Atrotos Gas Carrier Corp., Capital Product Partners L.P. and ING Bank N.V., London Branch, relating to a facility agreement dated December 18, 2020 (15)
4.5	Amended and Restated Omnibus Agreement, dated September 30, 2011 (4)
4.6	Form of Floating Rate Management Agreement with Capital-Executive Ship Management Corp. (12)
4.7	Form of Floating Rate Management Agreement with Capital Gas Ship Management Corp. (15)
4.8	Administrative Services Agreement with Capital Ship Management (1)
4.9	Amendment 1 to Administrative Services Agreement with Capital Ship Management Corp., dated April 2, 2012 (8)
4.10	IT Agreement, dated April 3, 2007, by and between Capital Ship Management Corp. and Capital Product Partners L.P. (13)
4.11	Addendum No. 1 to IT Agreement, dated April 2, 2012 (13)
4.12	Addendum No. 2 to IT Agreement, dated April 2, 2017 (13)
4.13	Addendum No. 3 to IT Agreement, dated April 2, 2022 (15)
4.14	Master Vessel Acquisition Agreement, dated July 24, 2014 (10)
4.15	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan, dated April 29, 2008 (2)
4.16	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan, amended July 22, 2010 (9)
4.17	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan, amended and restated August 21, 2014 (9)
4.18	Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan, amended and restated July 23, 2019 (13)
4.19	Capital Product Partners L.P. Omnibus Incentive Compensation Plan, amended and restated on January 24, 2022 (15)
4.20	Form of Restricted Unit Award of Capital Product Partners L.P. (5)
4.21	Seller’s Credit Agreement, dated January 27, 2021, with Capital Maritime & Trading Corp. (14)
8.1	List of Subsidiaries of Capital Product Partners L.P.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Financial Officer
13.1	Capital Product Partners L.P. Certification of Gerasimos (Jerry) Kalogiratos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*
13.2	Capital Product Partners L.P. Certification of Nikolaos Kalapotharakos, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (Inline XBRL)

90	Table of Contents

(1)	Previously filed as an exhibit to Capital Product Partners L.P.’s Registration Statement on Form F-1 (File No. 333-141422), filed with the SEC on March 19, 2007 and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as a Report on Form 6-K with the SEC on April 30, 2008.
(3)	Previously filed as a Report on Form 6-K with the SEC on February 24, 2010.
(4)	Previously filed as a Report on Form 6-K with the SEC on September 30, 2011.
(5)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and filed with the SEC on February 4, 2011.
(6)	Previously furnished as a Report on Form 6-K with the SEC on May 23, 2012.
(7)	Previously furnished as a Report on Form 6-K with the SEC on March 21, 2013.
(8)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 and filed with the SEC on February 5, 2013.
(9)	Previously furnished as a Report on Form 6-K with the SEC on August 26, 2014.
(10)	Previously furnished as a Report on Form 6-K with the SEC on July 29, 2014.
(11)	Previously furnished as Exhibit I to a Report on Form 6-K with the SEC on March 14, 2019.
(12)	Previously filed as Exhibit 10.1 to a registration statement on Form F-3 with the SEC on October 25, 2019.
(13)	Previously filed as an exhibit to Capital Product Partners L.P.’s Annual Report on Form 20-F for the year ended December 31, 2019 and filed with the SEC on February 28, 2020.
(14)	Previously filed as an exhibit to Capital Product Partners L.P.’s Annual Report on Form 20-F for the year ended December 31, 2020 and filed with the SEC on April 27, 2021.
(15)	Previously filed as an exhibit to Capital Product Partners L.P.’s Annual Report on Form 20-F for the year ended December 31, 2021 and filed with the SEC on April 27, 2022.
*	Furnished only and not filed

91	Table of Contents

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized. CAPITAL PRODUCT PARTNERS L.P.

By:	Capital GP L.L.C., its general partner
By:	/s/ Gerasimos (Jerry) Kalogiratos
Name:	Gerasimos (Jerry) Kalogiratos
Title:	Chief Executive Officer of Capital GP L.L.C.

Dated: April 26, 2023

92	Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of

Capital Product Partners L.P.

Majuro, Republic of Marshall Islands

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Capital Product Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income, changes in partners’ capital, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2023, expressed an unqualified opinion on the Partnership's internal control over financial reporting.

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

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece
April 26, 2023

We have served as the Company's auditor since 2006.

F- 1	Table of Contents

Capital Product Partners L.P.

Consolidated Balance Sheets

(In thousands of United States Dollars, except number of units)

	As of December 31, 2022	As of December 31, 2021
Assets
Current assets
Cash and cash equivalents	$144,635	$20,373
Trade accounts receivable, net	2,102	6,025
Prepayments and other assets	7,534	4,835
Due from related party (Note 4)	3,636	—
Inventories	6,817	5,009
Claims	1,599	1,442
Total current assets	166,323	37,684
Fixed assets
Advances for vessels under construction – related party (Notes 4, 5)	24,000	—
Vessels, net (Note 5)	1,757,897	1,781,858
Total fixed assets	1,781,897	1,781,858
Other non-current assets
Above market acquired charters (Note 6)	32,320	48,605
Deferred charges, net	289	2,771
Restricted cash (Note 7)	10,213	10,614
Prepayments and other assets	5,722	3,638
Total non-current assets	1,830,441	1,847,486
Total assets	$1,996,764	$1,885,170
Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net (including nil and $10,000 payable to related party as of December 31, 2022 and 2021, respectively) (Notes 4, 7)	$73,213	$97,879
Trade accounts payable	8,322	9,823
Due to related parties (Note 4)	1,016	2,785
Accrued liabilities (Note 9)	17,476	11,395
Deferred revenue	18,553	8,919
Total current liabilities	118,580	130,801
Long-term liabilities
Long-term debt, net (including $6,000 payable to related party as of December 31, 2022 and 2021) (Notes 4, 7)	1,215,865	1,211,095
Derivative liabilities (Note 8)	13,525	3,167
Below market acquired charters (Note 6)	10,368	14,643
Total long-term liabilities	1,239,758	1,228,905
Total liabilities	1,358,338	1,359,706
Commitments and contingencies (Note 15)	—	—
Partners’ capital
General Partner (348,570 General partner units at December 31, 2022 and 2021) (Note 12)	12,414	10,466
Limited Partners – Common (20,821,946 units issued and 20,255,707 units outstanding and 19,776,946 units issued and 19,394,696 units outstanding as of December 31, 2022 and 2021, respectively) (Note 12)	634,605	519,497
Treasury Units (566,239 units as of December 31, 2022 and 382,250 units as of December 31, 2021) (Note 12)	(3,827)	(4,499)
Accumulated other comprehensive loss	(4,766)	—
Total partners’ capital	638,426	525,464
Total liabilities and partners’ capital	$1,996,764	$1,885,170

The accompanying notes are an integral part of these consolidated financial statements.

F- 2	Table of Contents

Capital Product Partners L.P.

Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars except number of units and net income per unit)

	For the years ended December 31,
	2022	2021	2020
Revenues (Note 3)	$299,071	$184,665	$140,865
Expenses / (income), net:
Voyage expenses (Note 10)	16,236	10,698	6,301
Vessel operating expenses (Note 10)	58,288	41,199	33,745
Vessel operating expenses - related parties (Notes 4, 10)	9,172	5,923	4,976
General and administrative expenses (including $2,244, $2,013 and $2,049 to related parties, for the years ended December 31, 2022, 2021 and 2020, respectively) (Notes 4, 13)	10,681	8,662	7,195
Gain on sale of vessels (Note 5)	(47,275)	(46,812)	—
Vessel depreciation and amortization (Note 5)	69,272	46,935	41,405
Operating income	182,697	118,060	47,243
Other income / (expense), net:
Interest expense and finance cost (Note 7)	(55,421)	(20,129)	(16,741)
Other (expense) / income	(1,855)	247	(135)
Total other expense, net	(57,276)	(19,882)	(16,876)
Partnership’s net income	$125,421	$98,178	$30,367
General Partner’s interest in Partnership’s net income (Note 14)	2,157	1,790	558
Partnership’s net income allocable to unvested units (Note 14)	3,662	2,053	685
Common unit holders’ interest in Partnership’s net income (Note 14)	119,602	94,335	29,124
Net income per (Note 14):
• Common unit, basic and diluted	$6.19	$5.14	$1.60
Weighted-average units outstanding:
• Common units, basic and diluted	19,325,030	18,342,413	18,194,186
Partnership’s net income	125,421	98,178	30,367
Other comprehensive loss:
Unrealized loss on derivative instruments (Note 8)	(4,766)	—	—
Partnership’s comprehensive income	$120,655	$98,178	$30,367

The accompanying notes are an integral part of these consolidated financial statements.

F- 3	Table of Contents

Capital Product Partners L.P.

Consolidated Statements of Changes in Partners’ Capital

(In thousands of United States Dollars)

	General Partner	Common Unitholders	Treasury units	Accumulated Other Comprehensive Loss	Total Partners’ capital
Balance at January 1, 2020	$8,572	$398,165	$—	$—	$406,737
Distributions declared / paid (distributions of $ 0.90 per common unit)	(314)	(16,761)	—	—	(17,075)
Partnership’s net income	558	29,809	—	—	30,367
Equity compensation expense (Note 13)	—	2,049	—	—	2,049
Balance at December 31, 2020	$8,816	$413,262	$—	$—	$422,078
Distributions declared / paid (distributions of $0.40 per common unit)	(140)	(7,473)	—	—	(7,613)
Partnership’s net income	1,790	96,388	—	—	98,178
Equity compensation expense (Note 13)	—	2,043	—	—	2,043
Issuance of common units in connection with the acquisition of vessel owning companies (Notes 4, 5, 12)	—	15,277	—	—	15,277
Repurchase of common units (Note 12)	—	—	(4,499)	—	(4,499)
Balance at December 31, 2021	$10,466	$519,497	$(4,499)	$—	$525,464
Distributions declared / paid (distributions of $0.60 per common unit)	(209)	(11,946)	—	—	(12,155)
Partnership’s net income	2,157	123,264	—	—	125,421
Equity compensation expense (Note 13)	—	3,790	—	—	3,790
Re-issuance of treasury units in connection with the acquisition of a vessel owning company (Notes 5, 12)	—	—	6,583	—	6,583
Repurchase of common units (Note 12)	—	—	(5,911)	—	(5,911)
Other comprehensive loss (Note 8)	—	—	—	(4,766)	(4,766)
Balance at December 31, 2022	$12,414	$634,605	$(3,827)	$(4,766)	$638,426

The accompanying notes are an integral part of these consolidated financial statements.

F- 4	Table of Contents

Capital Product Partners L.P.

Consolidated Statements of Cash flows

(In thousands of United States Dollars)

	For the years ended December 31,
	2022	2021	2020
Cash flows from operating activities:
Net income	$125,421	$98,178	$30,367
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization (Note 5)	69,272	46,935	41,405
Amortization and write-off of deferred financing costs	2,766	3,122	3,047
Amortization / accretion of above / below market acquired charters (Note 6)	12,010	7,287	11,696
Gain on sale of vessels (Note 5)	(47,275)	(46,812)	—
Equity compensation expense (Note 13)	3,790	2,043	2,049
Change in fair value of derivatives (Note 8)	10,959	3,167	—
Unrealized bonds exchange differences (Note 7)	(10,896)	(3,374)	—
Unrealized cash, cash equivalents and restricted cash exchange differences	(493)	—	—
Changes in operating assets and liabilities:
Trade accounts receivable, net	3,923	(3,170)	(165)
Prepayments and other assets	(3,768)	(201)	(1,384)
Due from related party	(3,636)	—	—
Inventories	(1,808)	(1,481)	(2,057)
Claims	(157)	(696)	339
Trade accounts payable	380	(252)	3,779
Due to related parties	(1,769)	(472)	(1,999)
Accrued liabilities	4,215	2,687	684
Deferred revenue	9,634	6,098	(1,005)
Dry-docking costs paid	—	(1,895)	(6,074)
Net cash provided by operating activities	$172,568	$111,164	$80,682
Cash flows from investing activities:
Vessel acquisitions and improvements including time charter agreements (Notes 5, 6)	(117,233)	(368,096)	(185,247)
Advances for vessels under construction – related party (Note 5)	(24,000)	—	—
Net proceeds from sale of vessels (Note 5)	127,124	193,031	—
Net cash used in investing activities	$(14,109)	$(175,065)	$(185,247)
Cash flows from financing activities:
Proceeds from long-term debt (Note 7)	206,276	204,266	270,850
Deferred financing costs paid	(4,347)	(6,131)	(4,765)
Payments of long-term debt (Note 7)	(218,954)	(145,471)	(153,573)
Repurchase of common units (Note 12)	(5,911)	(4,499)	—
Dividends paid (Note 12)	(12,155)	(7,613)	(17,075)
Net cash (used in) / provided by financing activities	$(35,091)	$40,552	$95,437
Net increase / (decrease) in cash, cash equivalents and restricted cash	$123,368	$(23,349)	$(9,128)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	493	—	—
Cash, cash equivalents and restricted cash at the beginning of the year	$30,987	$54,336	$63,464
Cash, cash equivalents and restricted cash at the end of the year	$154,848	$30,987	$54,336
Supplemental cash flow information
Cash paid for interest	$49,179	$15,750	$15,347
Non-Cash Investing and Financing Activities
Seller’s credit agreements in connection with the acquisition of vessel owning companies (Notes 5, 7)	—	16,000	—
Financing arrangements and credit facility assumed in connection with the acquisition of vessel owning companies (Notes 5, 7)	—	866,344	—
Issuance of common units in connection with the acquisition of vessel owning companies (Notes 5, 12)	—	15,277	—
Re-issuance of treasury units in connection with the acquisition of a vessel owning company (Notes 5, 12)	6,583	—	—
Capital expenditures included in liabilities	1,663	1,008	2,507
Capitalized dry-docking costs included in liabilities	29	123	1,649
Deferred financing costs included in liabilities	220	112	6
Expenses for sale of vessels included in liabilities (Note 5)	1,300	1,984	—
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	144,635	20,373	47,336
Restricted cash - Non-current assets	10,213	10,614	7,000
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$154,848	$30,987	$54,336

The accompanying notes are an integral part of these consolidated financial statements.

F- 5	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

1. Basis of Presentation and General Information

Capital Product Partners, L.P. was formed on January 16, 2007, under the laws of the Marshall Islands. Capital Product Partners, L.P. and its fully owned subsidiaries (collectively the “Partnership”) is an international shipping company. As of December 31, 2022, its fleet of 20 high specification vessels consisted of 10 Neo-Panamax container carrier vessels, three Panamax container carrier vessels, one Cape-size bulk carrier vessel and six X-DF Liquefied natural gas carrier (“LNG/C”) vessels. Its vessels are capable of carrying a wide range of cargoes including liquefied natural gas, containerized goods and dry bulk cargo under short-term voyage charters and medium to long-term time charters.

CPLP Shipping Holdings PLC

On August 14, 2021, the Partnership established CPLP Shipping Holdings PLC (“CPLP PLC”) a 100% subsidiary of the Partnership. CPLP PLC was established in Cyprus as a public limited liability company in accordance with the provisions of the Companies Law of Cyprus, Chapter 113. On July 22, 2022 and October 20, 2021, the Partnership, through its fully owned subsidiary, CPLP PLC, issued two unsecured bonds of €100,000,000 (the “2022 Bonds”) and €150,000,000 (the “2021 Bonds”) on the Athens Stock Exchange respectively. The 2022 Bonds and the 2021 Bonds are guaranteed by the Partnership, will mature in July 2029 and October 2026 and have a coupon payable semi-annually of 4.40% and 2.65% respectively (Note 7).

F- 6	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

1. Basis of Presentation and General Information - Continued

As of December 31, 2022, the consolidated financial statements include Capital Product Partners, L.P. and the following wholly owned significant subsidiaries which were all incorporated or formed under the laws of the Marshall Islands, Liberia or Cyprus.

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	Deadweight (“DWT”)	Date acquired by the Partnership	Date acquired by Capital Maritime & Trading Corp. (“CMTC”) or CGC Operating Corp. (“CGC”)
Capital Product Operating LLC	01/16/2007	—	—	—	—
CPLP Shipping Holdings PLC	08/14/2021	—	—	—	—
CPLP Gas Operating Corp.	08/24/2021	—	—	—	—
Patroklos Marine Corp.	06/17/2008	M/V Cape Agamemnon	179,221	06/09/2011	01/25/2011
Agamemnon Container Carrier Corp.	04/19/2012	M/V Agamemnon (1)	108,892	12/22/2012	06/28/2012
Archimidis Container Carrier Corp.	04/19/2012	M/V Archimidis (1)	108,892	12/22/2012	06/22/2012
Anax Container Carrier S.A.	04/08/2011	M/V Hyundai Prestige	63,010	09/11/2013	02/19/2013
Hercules Container Carrier S.A.	04/08/2011	M/V Hyundai Premium	63,010	03/20/2013	03/11/2013
Iason Container Carrier S.A.	04/08/2011	M/V Hyundai Paramount	63,010	03/27/2013	03/27/2013
Thiseas Container Carrier S.A.	04/08/2011	M/V Hyundai Privilege	63,010	09/11/2013	05/31/2013
Cronus Container Carrier S.A.	07/19/2011	M/V Hyundai Platinum	63,010	09/11/2013	06/14/2013
Dias Container Carrier S.A.	05/16/2013	M/V Akadimos (ex CMA CGM Amazon)	115,534	06/10/2015	06/10/2015
Poseidon Container Carrier S.A.	05/16/2013	M/V Adonis (ex CMA CGM Uruguay) (2)	115,639	09/18/2015	09/18/2015
Atrotos Container Carrier S.A.	10/25/2013	M/V CMA CGM Magdalena (2)	115,639	02/26/2016	02/26/2016
Deka Container Carrier S.A.	03/28/2017	M/V Athenian	118,834	01/22/2020	04/28/2017
Jupiter Container Carrier S.A.	03/28/2017	M/V Athos	118,888	01/23/2020	05/19/2017
Nikitis Container Carrier S.A.	03/28/2017	M/V Aristomenis	118,712	01/23/2020	06/27/2017
Neos Container Carriers Corp.	09/04/2020	M/V Long Beach Express (3)	68,618	02/25/2021	01/07/2021
Maistros Container Carriers Corp.	09/04/2020	M/V Seattle Express (3)	68,411	02/25/2021	01/07/2021
Filos Container Carriers Corp.	09/04/2020	M/V Fos Express (3)	68,579	02/25/2021	01/07/2021
Panormos Container Carrier S.A.	12/17/2020	M/V Manzanillo Express (4)	142,411	10/12/2022	10/12/2022
Assos Gas Carrier Corp.	07/16/2018	LNG/C Aristos I (3)	81,978	09/03/2021	11/12/2020
Dias Gas Carrier Corp.	07/16/2018	LNG/C Aristarchos (3)	81,956	09/03/2021	06/15/2021
Atrotos Gas Carrier Corp.	07/16/2018	LNG/C Aristidis I (3)	81,898	12/16/2021	01/04/2021
Poseidon Gas Carrier Corp.	07/16/2018	LNG/C Attalos (3)	81,850	11/18/2021	08/13/2021
Maximus Gas Carrier Corp.	04/10/2019	LNG/C Asklipios (3)	81,882	11/18/2021	09/29/2021
Kronos Gas Carrier Corp.	02/04/2019	LNG/C Adamastos (3)	82,095	11/29/2021	08/23/2021

(1)	Vessels were disposed in 2022
(2)	Vessels were disposed in 2021
(3)	Vessels were acquired in 2021
(4)	Vessel was acquired in 2022

F- 7	Table of Contents

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

(c) Accounting for Revenue, Voyage Expenses and Operating Expenses: Revenue is generated from time or voyage charter contracts.

Time charters contracts

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. A time charter generally provides typical warranties and owner protective restrictions. A time charter begins when the vessel is delivered to the charterer and ends when the vessel is redelivered back to its owner. The time charter contracts are considered operating leases because (i) the vessel is an identifiable asset (ii) the owner of the vessel does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Revenues from time charters are recognized ratably on a straight-line basis over the period of the respective charter. Under time charter agreements, all voyage expenses, except commissions are assumed by the charterer. Operating costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants are paid by the Partnership under time charter agreements.

Voyage charters contracts

A voyage charter is a contract in which the vessel owner undertakes to transport a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. The Partnership accounts for a voyage charter when all the following criteria are met: (1) the parties to the contract have approved the contract in the form of a written charter agreement and are committed to perform their respective obligations, (2) the Partnership can identify each party’s rights regarding the services to be transferred, (3) the Partnership can identify the payment terms for the services to be transferred, (4) the charter agreement has commercial substance (that is, the risk, timing, or amount of the Partnership’s future cash flows is expected to change as a result of the contract) and (5) it is probable that the Partnership will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Partnership determined that its voyage charters consist of a single performance obligation which is met evenly as the voyage progresses and begins to be satisfied once the vessel is ready to load the cargo. The voyage charter party agreement generally has a demurrage/dispatch clause according to which in the case of demurrage, the charterer reimburses the vessel owner for any potential delays exceeding the allowed lay time as per the charter party clause at the ports visited which is recorded as demurrage revenue. In the case of dispatch, the owner reimburses the charterer for the earlier discharging of the cargo from the agreed time. Demurrage/despatch revenues are recognized starting from the point that is determined that the amount can be estimated, and its collection/payment is probable and on a straight-line basis until the end of the voyage. Revenues from voyage charters are recognized on a straight-line basis over the voyage duration which commences once the vessel is ready to load the cargo and terminates upon the completion of the discharge of the cargo. Under Accounting Standards Codification (“ASC”) 606, receivables represent an entity’s unconditional right to consideration, whether billed or unbilled.

In voyage charters, vessel operating expenses and voyage expenses are paid for by the Partnership. The voyage charters are considered service contracts which fall under the provisions of ASC 606, because the Partnership retains control over the operations of the vessels, such as the routes taken or the vessels’ speed.

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

(c) Accounting for Revenue, Voyage Expenses and Operating Expenses - Continued:

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

Vessel operating expenses presented in the consolidated financial statements mainly consist of crew, repairs and maintenance, insurance, stores, spares, lubricants, other operating expenses and management fees payable to the Partnership’s managers.

Vessel operating expenses are expensed as incurred.

(d) Foreign Currency Transactions: The functional currency of the Partnership is the U.S. Dollar because the Partnership’s vessels operate in international shipping markets that utilize the U.S. Dollar as the functional currency. The accounting records of the Partnership are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. Dollar, are translated into the functional currency using the exchange rate at those dates. Gains or losses resulting from foreign currency transactions are included in “Other income / (expense)” in the consolidated statements of comprehensive income.

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

(g) Trade Accounts Receivable, net: The amount shown as trade accounts receivable, net primarily consists of earned revenue that has not been billed yet or that has been billed but has not yet been collected. At each balance sheet date all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate write off. For the year ended December 31, 2022, and 2021 the respective write off amounted to $920 and $113, respectively.

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

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

(j) Fixed Assets: Fixed assets consist of vessels, which are stated at cost, less accumulated depreciation. Vessel cost consists of the contract price for the vessel, any material expenses incurred during its construction (improvements and delivery expenses, on-site supervision costs incurred during the construction periods, as well as capitalized interest expense during the construction period). Certain subsequent expenditures for major improvements and regulatory requirements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Vessels acquired through acquisition of businesses are recorded at their acquisition date fair values. Vessels acquired through asset acquisitions are recorded at cost. The cost of each of the Partnership’s vessels is depreciated, beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the scrap value of the Partnership’s vessels to be $0.2 per light weight ton (“LWT”) and useful life to be 25 years for the container carrier and bulk carrier vessels and 35 years for the LNG/C vessels.

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

The Partnership has performed an undiscounted cash flow test as of December 31, 2022, and 2021, determining undiscounted projected net operating cash flows for each vessel for which an indication for impairment was present and compared them to the carrying amount of the vessels, and any related intangible assets and liabilities. In developing estimates of future cash flows, the Partnership made assumptions about future charter rates, utilization rates, vessel operating expenses, future dry-docking costs, the estimated remaining useful life of the vessels and their estimated residual value. These assumptions are based on historical trends as well as future expectations that are in line with the Partnership’s historical performance and expectations for the vessels’ utilization under the current deployment strategy. Based on these assumptions, the Partnership determined that the vessels held for use and their related intangible assets and liabilities were not impaired as of December 31, 2022 and 2021.

(l) Deferred charges, net: Deferred charges, net are comprised mainly of dry-docking costs. The Partnership’s vessels are required to be dry-docked every thirty to sixty months for major repairs and maintenance that cannot be performed while the vessels are under operation. The Partnership has adopted the deferral method of accounting for dry-docking activities whereby costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-docking activity.

(m) Intangible assets: The Partnership records all identified tangible and intangible assets, or any liabilities associated with the acquisition of a business or an asset, at fair value. When a vessel or a business that owns a vessel is acquired with an existing charter agreement, the Partnership considers whether any value should be assigned to the attached charter agreement acquired. The value to be assigned to the charter agreement is based on the difference of the contractual charter rate of the agreement acquired and the prevailing market rate for a charter of equivalent duration at the time of the acquisition, determined by independent appraisers as at that date. The resulting above-market (assets) or below-market (liabilities) charters are amortized using the straight-line method as a reduction or increase, respectively, to revenues over the remaining term of the charters (Note 6).

(n) Net Income Per Limited Partner Unit: Basic net income per limited partner unit is calculated by dividing the Partnership’s net income less net income allocable to preferred unit holders, (if any), general partner’s interest in net income (including incentive distribution rights (“IDR”)) and net income allocable to unvested units, by the weighted-average number of common units outstanding during the period (Note 14). Diluted net income per limited partner unit reflects the potential dilution that could occur if securities or other contracts to issue limited partner units were exercised.

(o) Segment Reporting: The Partnership reports financial information and evaluates its operations by charter revenues and not by the length, type of vessel or type of ship employment for its customers, i.e. time or voyage charters. The Partnership does not use discrete financial information to evaluate the operating results for each such type of charter or vessel. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Partnership has determined that it operates as one reportable segment. Furthermore, when the Partnership charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

F- 10	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

(p) Omnibus Incentive Compensation Plan: Equity compensation expense represents vested and unvested units granted to employees and to non-employee directors, for their services as directors, as well as to non-employees and are included in general and administrative expenses in the consolidated statements of comprehensive income. These units are measured at their fair value equal to the market value of the Partnership’s common units on the grant date. The units that contain a time-based service vesting condition are considered unvested units on the grant date and the total fair value of such units is recognized on a straight-line basis over the requisite service period (Note 13).

(q) Treasury Units: The Partnership records the repurchase of its common units at cost based on the settlement dates of repurchase transactions. These units are classified as treasury units, which is a reduction to partners’ capital. Treasury units are included in authorized and issued units but excluded from outstanding units (Note 12).

(r) Fair value of financial instruments: The Partnership follows the accounting guidance for financial instruments that establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosure about fair value measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

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

(s) Derivative Instruments: The Partnership from time to time may enter into derivative instruments to hedge its exposure to foreign exchange or interest rate risks arising from operational, financing and investment activities. Derivatives are initially measured at fair value; attributable transaction costs are expensed as incurred. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Partnership has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as foreign currency risk and interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect in a cash flow hedge. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income (effective portion) until the hedged item is recognized in the consolidated statements of comprehensive income. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply, or the Company elects not to apply hedge accounting (Note 8).

F- 11	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

(t) Recent Accounting Pronouncements:

Accounting Standards Update (“ASU”) No. 2022-06—Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. In 2020, the Board issued the ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting, which provides optional guidance to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The objective of the guidance in Topic 848 is to provide temporary relief during the transition period. The Board included a sunset provision within Topic 848 based on expectations of when the London Interbank Offered Rate (LIBOR) would cease being published. At the time that Update 2020-04 was issued, the UK Financial Conduct Authority (FCA) had established its intent that it would no longer be necessary to persuade, or compel, banks to submit to LIBOR after December 31, 2021. As a result, the sunset provision was set for December 31, 2022, 12 months after the expected cessation date of all currencies and tenors of LIBOR. In March 2021, the FCA announced that the intended cessation date of the overnight 1, 3, 6, and 12-month tenors of USD LIBOR would be June 30, 2023, which is beyond the current sunset date of Topic 848. Because the current relief in Topic 848 may not cover a period of time during which a significant number of modifications may take place, the amendments in this Update defer the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. The amendments in this Update apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this Update are effective for all entities upon issuance of this Update. The Partnership is currently evaluating the impact of this adoption in its consolidated financial statements and related disclosures.

F- 12	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

3. Revenues

The following table shows the revenues earned from time and voyage charters contracts for the years ended December 31, 2022, 2021 and 2020:

	For the years ended December 31,
	2022	2021	2020
Time charters (operating leases)	$283,962	$171,134	$137,893
Voyage charters	15,109	13,531	2,972
Total	$299,071	$184,665	$140,865

As of December 31, 2022, 19 out of 20, of the Partnership’s vessels were employed under time charter agreements with remaining tenor ranging between 0.2 and 9.5 years, while one vessel was employed under a voyage charter. From these time charter agreements 13 include extensions at the charterers’ option that range between 2.3 to 9.2 years. As of December 31, 2021, 20 out of 21, of the Partnership’s vessels were employed under time charter agreements with remaining tenor ranging between 0.4 and 4.7 years, while one vessel was employed under a voyage charter.

As of December 31, 2022 there were no voyage expenses, incurred between the contract date and the date of the vessel’s arrival to the load port and no unearned revenue related to undelivered performance obligations. As of December 31, 2021 prepayments and other assets include bunker expenses of $168, incurred between the contract date and the date of the vessel’s arrival to the load port. As of December 31, 2021 the Partnership had unearned revenue related to undelivered performance obligations of $3,010 which was recognized in the Partnership’s records in the first quarter of 2022.

4. Transactions with Related Parties

CMTC is an international shipping company with a long history of operating and investing in the shipping market and our sponsor. As of December 31, 2022 and 2021, CMTC may be deemed to beneficially own a 23.1% and 20.0% of our common units respectively.

CGC is a privately held company controlled by Mr. Miltiadis Marinakis the son of Mr. Evangelos M. Marinakis who also controls our general partner Capital GP L.L.C. (“CGP”) and Capital Gas Corp. On March 30, 2022, CGC transferred all 1,153,846 common units held by it to Capital Gas Corp. As of December 31, 2022 Capital Gas Corp. may be deemed to beneficially own a 5.7% of our common units. As of December 31, 2021, CGC may have been deemed to beneficially own 5.9% of our common units.

On July 8, 2022, the Partnership fully repaid the amount of $10,000 in line with the CGC Seller’s Credits entered into in August 2021, in connection with the acquisition of the LNG/C Aristos I and the LNG/C Aristarchos from CGC (Note 7).

On June 6, 2022, the Partnership entered into a Master Vessel Acquisition Agreement (the “Master Agreement”) with CMTC for the acquisition of one 174,000 Cubic Meters (“CBM”) LNG/C vessel and three 13,312 Twenty-foot Equivalent Unit (“TEU”) container carrier vessels (Note 5). In October 2022, the Partnership acquired from CMTC the shares of the company owning one of the three 13,312 TEU container carrier vessels, which entered into a floating fee management agreement with Capital-Executive Ship Management Corp. (“Capital-Executive”), a privately held company ultimately controlled by Mr. Miltiadis Marinakis.

During the year ended December 31, 2021, the Partnership acquired from CGC the shares of the companies owning the LNG/C Aristos I, the LNG/C Aristarchos, the LNG/C Attalos, the LNG/C Asklipios, the LNG/C Adamastos and the LNG/C Aristidis I (Note 5). Each of these owning companies entered into a floating fee management agreement with Capital Gas Ship Management Corp. (“Capital-Gas”), a privately held company ultimately controlled by Mr. Miltiadis Marinakis. In connection with the acquisition of the shares of the companies owning the LNG/C Aristos I and the LNG/C Aristarchos, (Note 5) the Partnership entered into two separate Seller’s Credit Agreements with CGC (“CGC Seller’s Credits”) in order to defer $10,000 in total, of the purchase price (Note 7), assumed debt amounting to $304,355 (Note 7) and issued 1,153,846 common units to CGC (Note 12). In connection with the acquisition of the shares of the company owning the LNG/C Attalos, the LNG/C Asklipios, the LNG/C Adamastos and the LNG/C Aristidis I the Partnership assumed debt amounting to $561,989 (Note 7).

During the year ended December 31, 2021, the Partnership also acquired from CMTC the shares of the companies owning the M/V Long Beach Express, the M/V Seattle Express and the M/V Fos Express (Note 5). Each of these three owning companies entered into a floating fee management agreement with Capital-Executive. In connection with the acquisition of these companies the Partnership entered into a Seller’s Credit Agreement with CMTC (“CMTC Seller’s Credit”) in order to defer $6,000 of the purchase price (Notes 5, 7).

F- 13	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with Related Parties – Continued

Further to the transactions described above with CGC and CMTC, the Partnership and its subsidiaries have related party transactions with Capital Ship Management Corp. (“CSM”), Capital-Executive and Capital-Gas (collectively the “Managers”) and the Partnership’s general partner, CGP arising from certain terms of the following management and administrative services agreements.

1. Floating fee management agreements: Under the terms of these agreements the Partnership compensates its Managers for expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry-docking are borne by the Partnership and not by the Managers. The Partnership also pays its Managers a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index. For the years ended December 31, 2022, 2021 and 2020, management fees under the management agreements amounted to $9,172, $5,923 and $4,976, respectively, and are included in “Vessel operating expenses – related parties” in the consolidated statements of comprehensive income.

2. Administrative and service agreements: On April 4, 2007, the Partnership entered into an administrative services agreement with CSM, pursuant to which CSM has agreed to provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT and clerical services. In addition, the Partnership reimburses CSM and CGP for reasonable costs and expenses incurred in connection with the provision of these services, after CSM submits to the Partnership an invoice for such costs and expenses together with any supporting detail that may be reasonably required. These expenses are included in “General and administrative expenses” in the consolidated statements of comprehensive income. In 2015, the Partnership entered into an executive services agreement with CGP, which was amended further in 2022, according to which CGP provides certain executive officers services for the management of the Partnership’s business as well as investor relations and corporate support services to the Partnership. For the years ended December 31, 2022, 2021 and 2020 such fees amounted to $2,050, $1,880 and $1,880, respectively and are included in “General and administrative expenses” in the consolidated statements of comprehensive income.

Balances and transactions with related parties consisted of the following:

Consolidated Balance Sheets	As of	As of
	December 31, 2022	December 31, 2021
Assets:
Capital-Executive – advances from the Partnership (a)	$3,636	$—
Due from related party	$3,636	$—
Advances for vessels under construction – related party (b)	$24,000	$—
Liabilities:
CSM – payments on behalf of the Partnership (c)	705	92
Management fee payable to CSM (d)	25	25
Capital-Executive – payments on behalf of the Partnership (c)	—	1,188
Management fee payable to Capital-Executive (d)	—	417
Capital-Gas – payments on behalf of the Partnership (c)	107	721
Management fee payable to Capital-Gas (d)	179	342
Due to related parties	$1,016	$2,785

	For the years ended December 31,
Consolidated Statements of Comprehensive Income	2022	2021	2020
Vessel operating expenses	$9,172	$5,923	$4,976
General and administrative expenses (e)	2,244	2,013	2,049

F- 14	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with Related Parties – Continued

(a) Managers - Advances from the Partnership: This line item represents the amount advanced from the Partnership for operating and voyage expenses that will be paid by the Managers on behalf of the Partnership and its subsidiaries.

(b) Advances for vessels under construction – related party: This line item includes advances paid by the Partnership to CMTC in respect of the Master Agreement.

(c) Managers - Payments on Behalf of the Partnership: This line item represents the amount outstanding for payments for operating and voyage expenses made by the Managers on behalf of the Partnership and its subsidiaries.

(d) Management fee payable to Managers: The amount outstanding as of December 31, 2022 and 2021 represents the management fee payable to the Managers under the management agreements.

(e) General and administrative expenses: This line item mainly includes fees relating to internal audit, investor relations and consultancy fees.

5. Vessels, net and advances for vessels under construction

The following table presents an analysis of vessels, net:

	Vessel cost	Accumulated depreciation	Net book value
Balance as at January 1, 2021	$923,020	$(210,823)	$712,197
Vessel acquisitions	1,256,858	—	1,256,858
Vessel disposals	(180,358)	36,123	(144,235)
Improvements	374	—	374
Depreciation for the year	—	(43,336)	(43,336)
Balance as at December 31, 2021	$1,999,894	$(218,036)	$1,781,858
Vessel acquisitions	121,583	—	121,583
Advances for vessels under construction – related party (Note 4)	24,000	—	24,000
Vessel disposals	(143,692)	63,159	(80,533)
Improvements	1,873	—	1,873
Depreciation for the year	—	(66,884)	(66,884)
Balance as at December 31, 2022	$2,003,658	$(221,761)	$1,781,897

Two vessels with an aggregate net book value of $316,910 as of December 31, 2022, have been provided as collateral under the terms of the Partnership’s credit facilities (Note 7). This excludes 11 vessels financed through sale and lease back agreements, for which the title of ownership is held by the relevant lender, with an aggregate net book value of $1,173,226 as of December 31, 2022, (Note 7) and seven unencumbered vessels of an aggregate net book value of $267,761 as of December 31, 2022.

Vessel acquisitions and advances

•	For the year 2022

On June 6, 2022, the Partnership entered into the Master Agreement with CMTC and agreed to exercise its right of first offer in order to acquire one 174,000 CBM latest generation X-DF LNG/C vessel and three 13,312 TEU hybrid scrubber-fitted dual fuel ready eco container carrier sister vessels from CMTC, for total consideration of $596,583. On June 21, 2022, the Partnership paid total advances in relation to the above agreement of $30,000.

On October 12, 2022, the Partnership acquired from CMTC the shares of the company owning the M/V Manzanillo Express for a total consideration of $121,583 which was funded through debt of $105,000 (Note 7), by granting 505,204 common units to CMTC out of the Partnership’s treasury units (Note 12), by a $6,000 advance paid in June 2022 and cash at hand. The Partnership accounted for this acquisition as acquisition of an asset since the fair value of the vessel and the time charter attached are concentrated in a single identifiable asset. The Partnership considered whether any value should be assigned to the attached charter party agreement acquired and concluded that the terms of the agreement were at market on the acquisition date and therefore the total consideration amount was allocated to the vessel’s cost.

F- 15	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

5. Vessels, net and advances for vessels under construction - Continued

Vessel acquisitions and advances - Continued

•	For the year 2022 - Continued

The second container carrier vessel, the M/V Itajai Express was acquired by the Partnership in January 2023 (Note 16). As of December 31, 2022, the Partnership had paid an advance of $6,000 being part of the advance paid in June 2022 to CMTC in connection with this acquisition.

The third container vessel, to be named “Buenaventura Express”, is currently under construction by Hyundai Samho Heavy Industries Co. Ltd., (“Hyundai Samho”) and is scheduled for delivery to the Partnership in June 2023, upon its respective delivery from the shipyard. The total consideration for the acquisition of the shares of the company owning the M/V Buenaventura Express from CMTC is $122,500. As of December 31, 2022, the Partnership had paid an advance of $6,000 being part of the advance paid in June 2022 to CMTC in connection with this acquisition.

The LNG/C Asterix I, was acquired by the Partnership in February 2023 (Note 16). As of December 31, 2022, the Partnership had paid an advance of $12,000 in June 2022 to CMTC in connection with this acquisition.

•	For the year 2021

On November 29, 2021 the Partnership entered into a Share Purchase Agreement (“SPA”) with CGC for the acquisition of the shares of the company owning a 174,000 CBM LNG/C vessel, namely the LNG/C Adamastos, built in 2021, at Hyundai Heavy Industries Co., Ltd (“Hyundai”) for a total consideration of $220,000. The LNG/C Adamastos was delivered to the Partnership on November 29, 2021.

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

On January 27, 2021, the Partnership entered into three separate SPAs with CMTC for the acquisition of the shares of the companies owning three 5,089 TEU sister container vessels, namely the M/V Long Beach Express, the M/V Seattle Express and the M/V Fos Express, all built in 2008 at Hanjin Heavy Industries S. Korea, for a total consideration of $40,500. In addition, the Partnership recognized expenses of $250, included in vessels’ cost, in connection with the acquisition of the three container vessels. The M/V Long Beach Express, the M/V Seattle Express and the M/V Fos Express were delivered to the Partnership on February 25, 2021.

All vessels were acquired with attached charter party agreements.

The Partnership accounted for these acquisitions as acquisition of assets since the fair values of the vessels and the time charters attached are concentrated in a single identifiable asset. The Partnership considered whether any value should be assigned to the attached charter party agreements acquired and concluded that the contracted daily charter rate for the LNG/C Aristos I, the LNG/C Aristidis I, the LNG/C Attalos and the LNG/C Adamastos were above the market rate and for the LNG/C Aristarchos, the LNG/C Asklipios, the M/V Long Beach Express, the M/V Seattle Express and the M/V Fos Express were below the market rate on the acquisition date and therefore the total consideration was allocated to the vessel’s cost and the above and below market acquired charters, respectively. The Partnership allocated the cost of the vessels and the time charters acquired on the basis of their relative fair values.

The vessels were recorded in the Partnership’s financial statements at a total value of $1,256,858, reflecting a net reduction of $6,670 from the acquisition cost of $1,263,528 due to the value of the charters that were attached to the vessels at the time of the respective acquisitions (Note 6).

F- 16	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

5. Vessels, net and advances for vessels under construction - Continued

Improvements

During the year ended December 31, 2022 and 2021, certain of the Partnership’s vessels underwent improvements. The costs of these improvements amounted to $1,873 and $374 respectively and were capitalized as part of the vessels’ cost. Improvements during the year ended December 31, 2022, included the cost of $1,524 relating to the installation of ballast water treatment (“BWT”) systems for certain of the Partnership’s vessels. During the year ended December 31, 2021, no such installations took place.

During the year ended December 31, 2022 and 2021, the Partnership paid advances of $1,498 and $336 respectively, relating to the purchase of exhaust gas cleaning systems (“Scrubbers”) and BWT systems that will be installed to certain of its vessels.

Vessel disposals

On May 30, 2022, the Partnership entered into two separate Memorandum of Agreements (“MOA”) for the sale of the M/V Archimidis and the M/V Agamemnon to an unaffiliated party for total consideration of $65,000 each. The Partnership decided to enter into these MOAs after receiving the Buyers’ purchase enquiries, which were opportunistic in nature. Upon entering the MOAs, the Partnership considered that the M/V Archimidis and the M/V Agamemnon met the criteria to be classified as held for sale. At that time the vessels’ fair value less cost to sell exceeded their carrying amount, so no impairment charge was recognized in the Partnership’s consolidated statement of comprehensive income for the year ended December 31, 2022. The M/V Archimidis was delivered to its new owner on July 6, 2022, and the M/V Agamemnon on July 28, 2022.

For the year ended December 31, 2022, the Partnership recognized a gain on sale of vessels analyzed as follows:

Vessel	M/V Agamemnon	M/V Archimidis	Total
Sale price	$65,000	$65,000	$130,000
Carrying value on sale	(41,806)	(38,727)	(80,533)
Other sale expenses	(1,099)	(1,093)	(2,192)
Gain on sale	$22,095	$25,180	$47,275

On April 7, 2021, the Partnership entered into two separate MOAs with a third party for the sale of the M/V CMA CGM Magdalena and the M/V Adonis at a price of $99,000 and $96,000, respectively. The Partnership decided to enter into these MOAs after receiving the Buyers’ purchase enquiries which were opportunistic in nature. Upon entering the MOAs the Company considered that both vessels met the criteria to be classified as held for sale. At that time the vessels’ fair value less cost to sell exceeded their carrying amount, so no impairment charge was recognized in the Partnership’s consolidated statement of comprehensive income for the year ended December 31, 2021. The vessels were delivered to their new owners on May 17, 2021 and December 13, 2021, respectively. For the year ended December 31, 2021, the Partnership recognized a gain on the sale of vessels analyzed as follows:

Vessel	M/V CMA CGM Magdalena	M/V Adonis	Total
Sale price	$99,000	$96,000	$195,000
Carrying value on sale	(71,598)	(72,637)	(144,235)
Other sale expenses	(2,018)	(1,935)	(3,953)
Gain on sale	$25,384	$21,428	$46,812

F- 17	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

6. Above / Below market acquired charters

During the year ended December 31, 2022, the Partnership acquired the M/V Manzanillo Express with time charter attached to the vessel, with time charter daily rate being at market rate for equivalent time charter prevailing at the time of acquisition (Note 5). As a result, no above / below market acquired charter was recognized.

During the year ended December 31, 2021, the Partnership acquired the LNG/C Aristos I, the LNG/C Aristidis I, the LNG/C Attalos and the LNG/C Adamastos with time charters attached to the vessels, with time charters daily rates being above the market rates for equivalent time charters prevailing at the time of acquisitions (Note 5). During the year ended December 31, 2021, the Partnership acquired the LNG/C Aristarchos, the LNG/C Asklipios, the M/V Long Beach Express, the M/V Seattle Express and the M/V Fos Express with time charters attached to the vessels with time charters daily rates being below the market rates for equivalent time charters prevailing at the time of acquisitions (Note 5). The fair value of the time charters attached to the vessels representing the difference between the time charters rates at which the vessels were fixed and the market rates for comparable charters as determined by reference to market data on the acquisition dates were recorded as “Above market acquired charters” under other non-current assets or “Below market acquired charters” under long-term liabilities in the consolidated balance sheet as of the acquisition dates respectively. The fair values of the time charters attached were determined using Level 2 inputs being market values on the acquisition dates (Note 8).

Above and below market acquired time charters are amortized or accreted using the straight-line method over the remaining period of the time charters acquired as a reduction or addition to time charter revenues. For the years ended December 31, 2022 and 2021 such amortization to time charter revenues for the above market acquired time charters amounted to $16,285 and $9,949, respectively. For the years ended December 31, 2022 and 2021 such accretion to time charter revenues for the below market acquired time charters amounted to $4,275 and $2,662, respectively.

The following table presents an analysis of above / below market acquired charters:

	Above market acquired charters	Below market acquired charters
Carrying amount as at January 1, 2021	$34,579	$—
Additions	23,975	(17,305)
(Amortization) / accretion	(9,949)	2,662
Carrying amount as at December 31, 2021	$48,605	$(14,643)
(Amortization) / accretion	(16,285)	4,275
Carrying amount as at December 31, 2022	$32,320	$(10,368)

As of December 31, 2022, the remaining carrying amount of unamortized above / below market acquired time charters will be amortized / accreted in future years as follows:

For the year ending December 31,	Above market acquired charters	Below market acquired charters
2023	$15,407	$(4,275)
2024	11,301	(4,287)
2025	3,935	(1,806)
2026	1,677	—
Total	$32,320	$(10,368)

F- 18	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

7. Long-Term Debt

Long-term debt consists of the following credit facilities, sale and lease back agreements and unsecured bonds:

		As of December 31, 2022	As of December 31, 2021	Rate of interest
	Credit facilities
(i)	Issued in September 2017 fully repaid in August 2022 (the “2017 credit facility”)	$—	$106,047	Margin + Libor
(ii)	Issued in January 2020 fully repaid in August 2022 (the “2020 credit facility”)	—	32,480	Margin + Libor
(iii)	Issued in January 2021 maturing in February 2026 (the “CMTC Seller’s Credit”)	6,000	6,000	Fixed rate
(iv)	Issued in August 2021 fully repaid in July 2022 (the “CGC Seller’s Credit”)	—	5,000	Fixed rate
(v)	Issued in August 2021 fully repaid in July 2022 (the “CGC Seller’s Credit”)	—	5,000	Fixed rate
(vi)	Assumed in December 2021 maturing in December 2027 (the “2021 credit facility”)	110,827	120,566	Margin + Libor
(vii)	Issued in October 2022 maturing in October 2028 (the “2022 credit facility”)	105,000	—	Margin + Secured Overnight Financing Rate (“SOFR”)
	Sale and lease back agreements
(viii)	Issued in January 2020 maturing in January 2025 (the “2020 CMBFL”)	29,700	32,900	Margin + Libor
(ix)	Issued in January 2020 maturing in January 2025 (the “2020 CMBFL”)	29,700	32,900	Margin + Libor
(x)	Issued in May 2020 maturing in May 2027 (the “ICBCFL”)	41,996	45,660	Margin + Libor
(xi)	Issued in January 2021 maturing in February 2026 (the “2021 CMBFL - Panamax”)	8,083	9,184	Margin + Libor
(xii)	Issued in January 2021 maturing in February 2026 (the “2021 CMBFL - Panamax”)	8,083	9,184	Margin + Libor
(xiii)	Issued in January 2021 maturing in February 2026 (the “2021 CMBFL - Panamax”)	8,083	9,184	Margin + Libor
(xiv)	Assumed in September 2021 maturing in October 2027 (the “2021 Bocomm”)	138,888	144,744	Margin + Libor
(xv)	Assumed in September 2021 maturing in May 2028 (the “2021 Bocomm”)	132,217	151,299	Margin + Libor
(xvi)	Assumed in November 2021 maturing in August 2028 (the “2021 CMBFL - LNG/C”)	139,183	146,315	Margin + Libor
(xvii)	Assumed in November 2021 maturing in September 2028 (the “2021 CMBFL - LNG/C”)	138,072	147,493	Margin + Libor
(xviii)	Assumed in November 2021 maturing in July 2036 (the “2021 Shin Doun”)	136,778	142,609	Fixed rate
	Unsecured Bonds
(xix)	Issued in October 2021 maturing in October 2026 (the “2021 Bonds”)	159,966	170,862	Fixed rate
(xx)	Issued in July 2022 maturing in July 2029 (the “2022 Bonds”)	106,644	—	Fixed rate
	Total long-term debt	1,299,220	1,317,427
	Less: Deferred loan and financing arrangements issuance costs	10,142	8,453
	Total long-term debt, net	1,289,078	1,308,974
	Less: Current portion of long-term debt	75,438	100,144
	Add: Current portion of deferred loan and financing arrangements issuance costs	2,225	2,265
	Long-term debt, net	$1,215,865	$1,211,095

F- 19	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

7. Long-Term Debt – Continued

Changes in the credit facilities for the years 2022 and 2021 are as follows:

•	For the year 2022

“2022 Sale and lease back agreement”

On December 23, 2022 the Partnership entered into a new sale and lease back agreement of up to $108,000, for the purpose of partially financing the acquisition of the shares of the company owning the M/V Itajai Express (Notes 5, 16). The full amount of the sale and lease back agreement was drawn on January 6, 2023 and has a duration of eight years.

“2022 credit facility” (vii)

On October 6, 2022 the Partnership entered into a new credit facility of up to $105,000, for the purpose of partially financing the acquisition of the shares of the company owning the M/V Manzanillo Express (Note 5). The full amount of the facility was drawn on October 11, 2022 and has a duration of six years.

“2017 credit facility” (i)

On August 10, 2022 the Partnership fully repaid the remaining balance of the 2017 credit facility (i), amounting to $65,822. On July 28, and July 6, 2022 the Partnership repaid part of the 2017 credit facility, amounting to $14,228 and $13,789 as a result of the sale of the M/V Agamemnon and the M/V Archimidis respectively (Note 5).

“2020 credit facility” (ii)

On August 5, 2022 the Partnership fully repaid the remaining balance of the 2020 credit facility, amounting to $29,900.

“CGC Seller’s Credit” (iv) and (v)

On July 8, 2022 the Partnership fully repaid the amount of $10,000 in line with the two CGC Seller’s Credits that the Partnership entered into on August 31, 2021 in order to defer $5,000 of the purchase price of each of the LNG/C Aristos I and the LNG/C Aristarchos, acquired on September 3, 2021 (Notes 4, 5). The CGC Seller’s Credits bared no interest and were payable within one year from the vessel’s delivery date.

“2022 Bonds” (xx)

On July 22, 2022 the Partnership, through its wholly owned subsidiary, CPLP PLC (the “Issuer”), issued unsecured bonds on the Athens Stock Exchange of an amount of €100,000,000 or $106,664 (translated as of December 31, 2022). The 2022 Bonds are guaranteed by the Partnership and have a seven year duration and pay a fixed coupon of 4.40%, payable semi-annually. The settlement occurred on July 26, 2022.

The 2022 Bonds contain requirements such as that the ratio of EBITDA to net interest expenses be no less than 2:1, a restricted cash requirement and that the ratio of net total indebtedness to the total assets of the Partnership adjusted for the market value of the fleet not exceed 0.75:1. In addition, the 2022 Bonds require that:

•	the Partnership maintain a pledged Debt Service Reserve Account (“DSRA”) with a minimum balance €100,000;
•	the Partnership deposit to the DSRA 50% of any cash disbursements to unitholders (e.g., dividends) exceeding $20,000 per annum, capped at 1/3 of the par value of the 2022 Bonds outstanding at the time; and
•	if the Partnership’s Market Value Adjusted Net Assets (“MVAN”) falls below $300,000 then to deposit to the DSRA the difference between the MVAN and the $300,000 (capped to 1/3 of the par value of the 2022 Bonds outstanding).

F- 20	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

7. Long-Term Debt – Continued

•	For the year 2021

“2021 credit facility” (vi)

On December 16, 2021, upon the completion of the acquisition of the LNG/C Aristidis I (Note 5) the Partnership assumed the outstanding balance of $123,001, of the credit facility that the company owning the vessel had entered into with ING Bank N.V., London Branch (“2021 credit facility”). The loan agreement for the LNG/C Aristidis I has a remaining duration, from the date of the vessel’s acquisition from the Partnership, of six years.

“2021 Shin Doun” (xviii)

On November 29, 2021, upon the completion of the acquisition of the LNG/C Adamastos (Note 5) the Partnership assumed the outstanding balance of $143,103, of the sale and leaseback agreement that the company owning the vessel had entered into with a subsidiary of Shin Doun Kisen Co., Ltd. (“Shin Doun”). The lease agreement for the LNG/C Adamastos has a remaining duration, from the date of the vessel’s acquisition from the Partnership, of 14.7 years.

“2021 CMBFL - LNG/C” (xvi) and (xvii)

On November 18, 2021, upon the completion of the acquisition of the LNG/C Attalos and the LNG/C Asklipios (Note 5) the Partnership assumed the outstanding balances of $146,315 and $149,570, respectively, of the two separate sale and leaseback agreements that the companies owning the vessels had entered into with two subsidiaries of CMB Financial Leasing Co., Ltd (“CMBFL”). The lease agreements for the LNG/C Attalos and the LNG/C Asklipios have remaining durations, from the date of the vessels’ acquisition from the Partnership of 6.7 and 6.9 years respectively.

“2021 Bocomm” (xiv) and (xv) and “CGC Seller’s Credit” (iv) and (v)

On September 3, 2021, upon the completion of the acquisition of the LNG/C Aristos I and the LNG/C Aristarchos (Note 5) the Partnership assumed the outstanding balances of $148,920 and $155,435, respectively, of the two separate sale and leaseback agreements that the companies owning the vessels had entered into with two subsidiaries of Bank of Communications Financial Leasing Co., Ltd (“Bocomm”). The lease agreements for the LNG/C Aristos I and the LNG/C Aristarchos have a remaining duration from the date of the vessel’s acquisition from the Partnership of 6.1 and 6.7 years respectively. Furthermore, on August 31, 2021 the Partnership entered into two CGC Seller’s Credits (iv) and (v) to defer $5,000 of the purchase price for each vessel (Notes 4, 5). The CGC Seller’s Credits bear no interest and are payable within one year from the vessel’s delivery date.

“2021 CMBFL - Panamax” (xi), (xii) and (xiii) and “CMTC Seller’s Credit” (iii)

On January 22, 2021, the Partnership entered into three separate sale and lease back agreements with CMBFL for up to $10,010 each in order to partially finance the acquisition of the share of the companies owning the vessels M/V Long Beach Express, M/V Seattle Express and M/V Fos Express (Note 5). Each lease agreement has a duration of five years. Furthermore, on January 27, 2021 the Partnership entered into a Seller’s Credit with CMTC (iii) to defer $6,000 of the purchase price for up to five years from the delivery of the vessels (Notes 4, 5).

“2021 Bonds” (xix)

On October 20, 2021 the Partnership, through its wholly subsidiary, CPLP PLC (the “Issuer”), issued unsecured bonds on the Athens Stock Exchange of an amount of €150,000,000 or $170,862 (translated as of December 31, 2021). The 2021 Bonds are guaranteed by the Partnership and have a five year duration and pay a fixed coupon of 2.65%, payable semi-annually. The settlement occurred on October 22, 2021 and the proceeds were used to partially finance the acquisition of the shares of the companies owning the LNG/C Attalos, the LNG/C Asklipios and the LNG/C Adamastos. The 2021 Bonds contain requirements such as that the ratio of EBITDA to net interest expenses be no less than 2:1, a restricted cash requirement and that the ratio of net total indebtedness to the total assets of the Partnership adjusted for the market value of the fleet not exceed 0.75:1. In addition, the 2021 Bonds require that:

•	the Partnership maintain a pledged (DSRA) with a minimum balance €100,000;
•	the Partnership deposit to the DSRA 50% of any cash disbursements to unitholders (e.g., dividends) exceeding $20,000 per annum, capped at 1/3 of the par value of the 2021 Bonds outstanding at the time; and
•	if the Partnership’s MVAN falls below $300,000 then to deposit to the DSRA the difference between the MVAN and the $300,000 (capped to 1/3 of the par value of the 2021 Bonds outstanding).

F- 21	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

7. Long-Term Debt – Continued

•	For the year 2021 – Continued

“ICBCFL” (x)

On May 27, 2020 the Partnership drew down the total amount of $155,350 pursuant to three separate agreements entered into in May 2020 with ICBC Financial Leasing Co., Ltd. (“ICBCFL”), for the sale and lease back of three vessels previously under the 2017 credit facility (the “Re-financing”), namely the M/V Akadimos, the M/V Adonis and the M/V CMA CGM Magdalena, and fully repaid the then outstanding balance relating to these three vessels under the 2017 credit facility amounting to $116,515. The leases have a duration of seven years. Following the sale of the M/V CMA CGM Magdalena and the M/V Adonis, in May and December 2021, respectively, the Partnership fully repaid the amount of $96,205 related to the two of the three ICBCFL agreements.

All the Partnership’s sale and leaseback agreements were classified as financing arrangements since the existence of various purchase options retained by the Partnership commencing from the first-year anniversary and including either an obligation or an option to acquire each vessel at expiration at a predetermined price, precludes the transfer of control over the vessels.

During the years ended December 31, 2022 and 2021 the Partnership prepaid the amount of $133,739 and $96,205, as a result from the sale of its vessels (Note 5) and the full repayment of 2017 and 2020 credit facilities respectively, and repaid the amount of $85,215 and $49,266, respectively, in line with the amortization schedule of its credit facilities and financing arrangements.

The Partnership’s credit facilities and sale and lease back agreements contain customary ship finance covenants, including restrictions on changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness and the mortgaging of vessels and requirements such as that the ratio of EBITDA to net interest expenses be no less than 2:1, a minimum cash requirement of $500 per vessel, that the ratio of net total indebtedness to the total assets of the Partnership adjusted for the market value of the fleet not exceed 0.75:1. The Partnership’s credit facilities and financing arrangements also contain a collateral maintenance requirement under which the aggregate fair market value of the collateral vessels should not be less than 125% of the outstanding amounts under the 2022 credit facility and the ICBCFL, 120% of the outstanding amount under the 2020 CMBFL, the 2021 CMBFL-Panamax and the 2021 credit facility, 110% of the outstanding amount under the 2021 CMBFL-LNG/C and 111% of the outstanding amount under the 2021 Bocomm. Also, the vessel-owning companies may pay dividends or make distributions only when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. As of December 31, 2022, and 2021 the Partnership was in compliance with all financial covenants.

The Partnership’s credit facilities and sale and lease back agreements include a general assignment of the earnings, insurances and requisition compensation of the respective collateral vessel or vessels. They also require additional security, such as pledge and charge on current accounts and mortgage interest insurance.

As of December 31, 2022, there were $108,000 undrawn under the Partnership’s credit facilities and financing arrangements. The full amount was drawn on January 6, 2023, with the purpose of partially financing the acquisition of the shares of the company owning the M/V Itajai Express (Note 16).

For the years ended December 31, 2022, 2021 and 2020, the Partnership recorded interest expense of $52,465, $16,586 and $13,761 respectively, which is included in “Interest expense and finance cost” in the consolidated statements of comprehensive income.

For the years ended December 31, 2022, 2021 and 2020 the weighted average interest on the Partnership’s long-term debt was 4.1%, 2.9% and 3.6% respectively.

The required annual payments to be made subsequently to December 31, 2022 are as follows:

For the year ending December 31,	Amount
2023	$75,437
2024	68,097
2025	107,161
2026	237,826
2027	238,752
Thereafter	571,947
Total	$1,299,220

F- 22	Table of Contents

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

The fair value of variable rate long-term debt (Note 7) approximates the recorded value, due to its variable interest being based on the LIBOR and the SOFR rates and due to the fact that the lenders have the ability to pass on their funding cost to the Partnership under certain circumstances, which reflects their current assessed risk. We believe the terms of our loans are similar to those that could be procured as of December 31, 2022. LIBOR and SOFR rates are observable at commonly quoted intervals for the full term of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy.

The fair value of the fixed rate long-term debt (Note 7 ((iii) and (xviii)) as of December 31, 2022 was approximately $121,720 (carrying value: $142,778) and was determined by using Level 2 inputs being the discounted expected cash flows of the outstanding amount.

The 2022 Bonds and the 2021 Bonds (Note 7 ((xix) and (xx))) have a fixed rate, and their estimated fair values as of December 31, 2022 were determined through Level 1 inputs of the fair value hierarchy (quoted price under the ticker symbols CPLPB1 and CPLPB2 on Athens Stock Exchange) and were approximately $228,424 (carrying value: $266,610).

There were no Level 3 items.

Derivative instruments

In connection with the issuance of the 2022 Bonds and the 2021 Bonds (Note 7), the Partnership entered into certain cross-currency swap agreements to manage the related foreign currency exchange risk by effectively converting the fixed-rate, Euro-denominated Bonds, including the semi-annual interest payments for the period from July 26, 2022 to July 26, 2029 and from October 21, 2021 to October 21, 2025, respectively to fixed-rate, U.S. Dollar-denominated debt. The economic effect of the swap agreements is to eliminate the uncertainty of the cash flows in U.S. Dollars associated with the issuance of the 2022 Bonds and the 2021 Bonds by fixing the principal amount of the 2022 Bonds and the 2021 Bonds, with a fixed annual interest rate. The cross-currency swap agreement related to the 2022 Bonds was designated as an accounting hedge.

Derivative instruments not designated as hedges are not speculative and are used to manage the Partnership’s exposure to identified risks but do not meet the strict hedge accounting requirements and/or the Partnership has not elected to apply hedge accounting. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in the consolidated statements of comprehensive income.

Changes in the fair value of derivatives designated as accounting hedges are recorded in the consolidated statements of other comprehensive income (effective portion), until the hedged item is recognized in the consolidated statements of comprehensive income.

The following table summarizes the terms of the cross-currency swap agreements and their respective fair value as of December 31, 2022.

Derivative Liabilities:

Effective Date	Termination Date	Notional Amount in thousands EURO	Notional Amount in United States Dollars	Fixed Rate the Partnership receives in EURO	Fixed Rate the Partnership pays in United States Dollars	Fair Value December 31, 2022 in United States Dollars
21/10/2021	21/10/2025	120,000	139,716	2.65%	3.655%	$10,068
21/10/2021	21/10/2025	30,000	34,929	2.65%	3.690%	2,641
26/07/2022	26/07/2029	100,000	101,800	4.40%	6.550%	816
					Total Fair Value	$13,525

F- 23	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

8. Financial Instruments – Continued

(a) Fair value of financial instruments – Continued

Derivative instruments – Continued

 The following tables summarize the effect of the cross-currency swap agreements for the years ended December 31, 2022, 2021 and 2020.

Derivative designated as accounting hedge
	Amount of gain / (loss) recognized in other comprehensive loss
	2022	2021	2020
Cross-currency swap agreement related to the 2022 Bonds	$(1,757)	$—	$—
Reclassification to other income / (expense), net	(3,009)	—	—
Total recognized in other comprehensive loss	$(4,766)	$—	$—

Derivatives not designated as accounting hedges
	Amount of gain / (loss) recognized in other income / (expense), net
	2022	2021	2020
Change in fair value of derivatives related to the 2021 Bonds	$(9,542)	$(3,167)	$—
Realized interest income / (expense), net of derivatives related to the 2021 Bonds	(2,258)	(374)	—
Total recognized in other income / (expense), net	$(11,800)	$(3,541)	$—

The estimated net expense that is expected to be reclassified within the next 12 months from Other Comprehensive Loss to earnings in respect of the settlements on cross-currency swaps amounts to $1,987.

The fair value of the cross-currency swap agreements is presented net of accrued interest expense which is recorded in “Accrued liabilities” in the consolidated balance sheets.

Items Measured at Fair Value on a recurring Basis - Fair Value Measurements

Recurring Measurements 2022:	December 31, 2022	Quoted prices in active markets for identical assets (Level 1)	Significant other Observable inputs (Level 2)	Unobservable Inputs (Level 3)
Cross Currency SWAP (120,000)	$10,068	$—	$10,068	$—
Cross Currency SWAP (30,000)	2,641	—	2,641	—
Cross Currency SWAP (100,000)	816	—	816	—
Total	$13,525	$—	$13,525	$—

The fair value (Level 2) of cross-currency swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, current interest rates, foreign exchange rates and the credit worthiness of both us and the derivative counterparty. This line item is presented in “Derivative liabilities” in the consolidated balance sheets.

(b) Concentration of credit risk

Financial instruments which potentially subject the Partnership to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable, net. The Partnership places its cash and cash equivalents, consisting mostly of deposits, with a limited number creditworthy financial institutions rated by qualified rating agencies. Most of the Partnership’s revenues were derived from a few charterers.

F- 24	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

9. Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31,
	2022	2021
Accrued loan interest and loan fees	$8,139	$3,355
Accrued operating expenses	4,746	4,076
Accrued capitalized expenses	1,246	371
Accrued voyage expenses and commissions	2,003	2,472
Accrued general and administrative expenses	1,342	1,121
Total	$17,476	$11,395

10. Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses consist of the following:

	For the years ended December 31,
	2022	2021	2020
Voyage expenses:
Commissions	$6,134	$4,278	$2,809
Bunkers	7,365	4,204	1,349
Port expenses	1,819	1,633	624
Other	918	583	1,519
Total	$16,236	$10,698	$6,301
Vessel operating expenses:
Crew costs and related costs	$34,385	$22,575	$16,624
Insurance expense	5,261	4,029	2,388
Spares, repairs, maintenance and other expenses	8,103	6,784	8,836
Stores and lubricants	7,512	5,288	4,593
Management fees (Note 4)	9,610	6,295	4,976
Other operating expenses	2,589	2,151	1,304
Total	$67,460	$47,122	$38,721

F- 25	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

11. Income Taxes

Under the laws of the Marshall Islands and Liberia, the countries in which the vessel-owning subsidiaries were incorporated, these companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes in the country in which the vessels are registered and managed from, and such taxes have been included in “Vessel operating expenses” in the consolidated statements of comprehensive income.

Pursuant to Section 883 of the United States Internal Revenue Code (the “Code”) and the regulations thereunder, a foreign corporation engaged in the international operation of ships is generally exempt from U.S. federal income tax on its U.S.-source shipping income if the foreign corporation meets both of the following requirements: (a) the foreign corporation is organized in a foreign country that grants an “equivalent exemption” to corporations organized in the United States for the types of shipping income (e.g., voyage and time charter) earned by the foreign corporation and (b) more than 50% of the voting power and value of the foreign corporation’s stock is “primarily and regularly traded on an established securities market” in the United States and certain other requirements are satisfied (the “Publicly-Traded Test”). Each of the jurisdictions where the Partnership’s vessel-owning subsidiaries are incorporated grants an “equivalent exemption” to United States corporations with respect to each type of shipping income earned by the Partnership’s vessel-owning subsidiaries. Additionally, our units are only traded on the Nasdaq Global Market, which is considered to be an established securities market. The Partnership has satisfied the Publicly-Traded Test for the years ended December 31, 2022, 2021 and 2020 and the vessel-owning subsidiaries are exempt from United States federal income taxation with respect to U.S.-source shipping income.

CPLP PLC is incorporated in Cyprus and does not conduct any substantive operations of its own. No provision for Cyprus income tax has been made in the financial statements as CPLP PLC had no assessable income for the year ended December 31, 2022 and the period from August 14, 2021 (inception) to December 31, 2021.

12. Partners’ Capital

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

General Partner Interest and IDRs: As of December 31, 2022, the general partner has a 1.69% interest in the Partnership (excluding treasury units) and holds the IDRs. In accordance with Section 5.2(b) of the Partnership Agreement, upon the issuance of additional units by the Partnership, the general partner may elect to make a contribution to the Partnership to maintain its general partner interest.

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

12. Partners’ Capital - Continued

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

Common Units

On October 12, 2022, the Partnership transferred 505,204 common units to CMTC out of the Partnership’s Treasury units with a value at the time of transfer of $6,583, in connection with the acquisition of the M/V Manzanillo Express from CMTC (Notes 4, 5).

On September 3, 2021, the Partnership issued 1,153,846 common units to CGC, as part of the consideration for the acquisition of the LNG/C Aristos I and the LNG/C Aristarchos (Notes 4, 5).

On January 25, 2021, the Partnership’s Board of Directors approved a unit repurchase plan for an amount of $30,000 to be used for repurchasing the Partnership’s common units over the period of up to two years through January 2023. The Partnership could repurchase these units in the open market or in privately negotiated transactions, at times and prices that were considered to be appropriate by the Partnership. For the years ended December 31, 2022 and 2021, the Partnership completed the repurchase of 389,962 and 382,250 units paying an average price per unit of $15.13 and $11.74 plus repurchasing expenses, respectively. These units are held as treasury units and are recorded as a reduction in the Partnership’s Partners’ Capital as of December 31, 2022 and 2021, respectively.

On January 26, 2023, the Partnership’s Board of Directors authorized a new unit repurchase plan, replacing the earlier plan (the “Repurchase Plan”) (Note 16).

During 2022, the Partnership reserve for issuance a maximum number of 750,000 restricted common units. As a result, the total number of restricted common units reserved and issued is 1,045,000 under its Omnibus Incentive Compensation Plan (Note 13).

As of December 31, 2022 and 2021 our partners’ capital included the following units:

	As of December 31, 2022	As of December 31, 2021
Common units	20,255,707	19,394,696
General partner units	348,570	348,570
Treasury Units	566,239	382,250
Total partnership units	21,170,516	20,125,516

F- 27	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

13. Omnibus Incentive Compensation Plan

In January 2022, the board of directors adopted an amended and restated Compensation Plan (the “Plan”), to reserve for issuance a maximum number of 750,000 restricted common units. As a result, the total number of restricted common units reserved and issued is 1,045,000. On March 18, 2022, the Partnership awarded 743,800 unvested units to Employees and Non-Employees with a grant-date fair value of $15.18 per unit. Awards granted to certain Employees and Non-Employees would vest in three equal installments. One third of the units awarded, namely 247,933 units vested on December 31, 2022. On December 30, 2022, the Partnership awarded 1,969 unvested units with a grant-date fair value of $13.65 per unit. The units were fully vested on December 31, 2022.

The unvested units accrue distributions as declared and paid, which distributions are retained by the custodian of the Plan until the vesting date at which time they are payable to the grantee. As unvested unit grantees accrue distributions on awards that are expected to vest, such distributions are charged to Partners’ capital. As of December 31, 2022 the unvested units accrued $223 of distributions.

There were no forfeitures of awards during the years ended December 31, 2022 and 2021. The Partnership estimated the forfeitures of unvested units to be immaterial.

For the years ended December 31, 2022, 2021 and 2020 the equity compensation expense included in “General and administrative expenses” in the consolidated statements of comprehensive income was $3,790, $2,043 and $2,049, respectively. As of December 31, 2022 the total compensation cost relating to non-vested awards was $7,528 and is expected to be recognized over a period of two years. The Partnership uses the straight-line method to recognize the cost of the awards.

The following table contains details of our plan:

	Equity compensation plan
Unvested Units	Units	Amount
Unvested on January 1, 2021	412,916	4,637
Vested	(412,916)	(4,637)
Unvested on December 31, 2021	—	$—
Granted	745,769	11,318
Vested	(249,902)	(3,790)
Unvested on December 31, 2022	495,867	$7,528

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

For the year ended December 31, 2022, the Partnership excluded the effect of 745,769 non-vested unit awards, from which 249,902 vested on December 31, 2022, in calculating dilutive EPU for its common unitholders as they were anti-dilutive.

For the year ended December 31, 2021, the Partnership excluded the effect of 412,916 units, which vested on December 31, 2021, as they were anti-dilutive.

F- 28	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

14. Net Income Per Unit - Continued

For the year ended December 31, 2020, the Partnership excluded the effect of 412,916, unvested units under the omnibus incentive compensation plan in calculating dilutive EPU for its common unit holders as they were anti-dilutive.

The non-vested units are participating securities because they received distributions from the Partnership and these distributions did not have to be returned to the Partnership if the non-vested units were forfeited by the grantee.

The Partnership’s net income for the years ended December 31, 2022, 2021 and 2020 did not exceed the First Target Distribution Level, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’s interest in net income.

The two-class method used to calculate EPU from continuing operations is as follows:

BASIC AND DILUTED	2022	2021	2020
Numerators
Partnership’s net income	$125,421	$98,178	$30,367
Less:
General Partner’s interest in Partnership’s net income	2,157	1,790	558
Partnership’s net income allocable to unvested units	3,662	2,053	685
Common unit holders’ interest in Partnership’s net income	$119,602	$94,335	$29,124
Denominators
Weighted average number of common units outstanding, basic and diluted	19,325,030	18,342,413	18,194,186
Net income per common unit:
Basic and Diluted	$6.19	$5.14	$1.60

15. Commitments and Contingencies

Contingencies

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership’s vessels.

The Partnership accrues the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure.

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

F- 29	Table of Contents

Capital Product Partners L.P.

Notes to the Consolidated Financial Statements

(In thousands of United States Dollars)

15. Commitments and Contingencies - Continued

Commitments

(a) Lease Commitments: Future minimum charter hire receipts, excluding any profit share revenue that may arise, based on non-cancellable time charter contracts, as of December 31, 2022 were:

Year ending December 31,	Amount
2023	267,528
2024	232,017
2025	165,569
2026	98,334
2027	95,404
Thereafter	275,852
Total	1,134,704

(b) Vessels’ Acquisitions Commitments: As of December 31, 2022, the Partnership had outstanding commitments relating to acquisitions of vessels, amounting to $451,000 and which are payable within the next twelve months and will be financed by debt and cash at hand (Notes 5, 16).

(c) Vessels’ Equipment Commitments: As of December 31, 2022, the Partnership had outstanding commitments relating to the purchase of Scrubbers and BWT systems on certain of its vessels, amounting to $5,009 and which are payable within the next twelve months.

16. Subsequent Events

(a) Dividends: On January 26, 2023, the board of directors of the Partnership declared a cash distribution of $0.15 per common unit for the fourth quarter of 2022. The fourth quarter common unit cash distribution was paid on February 10, 2023, to unit holders of record on February 7, 2023.

(b) Sale and lease back agreements: On February 7, 2023, the Partnership entered into a new sale and lease back agreement of up to $184,000, for the purpose of partially financing the acquisition of the shares of the company owning the LNG/C Asterix I (Note 5). The full amount of the sale and lease back agreement was drawn on February 17, 2023 and has a duration of 10 years.

On March 14, 2023, the Partnership fully repaid the 2021 CMBFL - Panamax sale and lease back agreements, with original maturity in February 2026, amounting to $23,423.

(c) Vessel acquisitions: On January 10, 2023, the Partnership acquired from CMTC the shares of the company owning the M/V Itajai Express for a total consideration of $122,500 which was funded through debt of $108,000 (Note 7), a cash deposit advanced in June 2022 (Note 5) and cash at hand. On February 17, 2023, the Partnership acquired from CMTC the shares of the company owning the LNG/C Asterix I, for a total consideration of $230,000 which was funded through debt of $184,000, a cash deposit advanced in June 2022 (Note 5) and cash at hand.

(d) New unit repurchase programme: On January 26, 2023, the Partnership’s Board of Directors authorized a new Repurchase Plan. Pursuant to the Repurchase Plan, the Partnership may purchase up to $30,000 of its common units through January 2025, at times and prices that are considered by us to be appropriate. The Partnership expects to repurchase units under the Repurchase Plan in the open market or in privately negotiated transactions, but are not obligated under the terms of the Repurchase Plan to repurchase any units, and, at any time, may suspend, delay or discontinue the Repurchase Plan.

F- 30	Table of Contents