Form 20-F
period 2023-12-31
Capital Product Partners L.P.
filed 2024-04-23
CIK 1392326

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from                      to

Commission file number: 001-33373

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

55,039,143 Common Units

870,522 Treasury Common Units

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

ABOUT THIS REPORT

This annual report on Form 20-F (this “Annual Report”) should be read in conjunction with our audited consolidated balance sheets as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, changes in partners’ capital, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes included herein (the “Financial Statements”).

In this Annual Report, unless the context otherwise requires:

•	the “Partnership”, “CPLP”, “we”, “us” or “our” refer to Capital Product Partners L.P. and, unless the context otherwise requires, its consolidated subsidiaries;
•	“General Partner” refers to Capital GP L.L.C., our general partner;
•	“Capital Maritime” or “CMTC” refer to Capital Maritime & Trading Corp., our sponsor;
•	“Capital Gas” refers to Capital Gas Corp.;
•	“Capital-Executive” refers to Capital-Executive Ship Management Corp.;
•	“Capital Ship Management” refers to Capital Ship Management Corp.;
•	“Capital Gas Management” refers to Capital Gas Ship Management Corp.;
•	the “Managers” refers to our managers, Capital-Executive, Capital Ship Management and Capital Gas Management;
•	“Umbrella Agreement” refers to the umbrella agreement, which we entered into on November 13, 2023 with Capital Maritime and our General Partner;
•	the “Conflicts Committee” refers to the conflicts committee of our board of directors;
•	“CPLP PLC” refers to CPLP Shipping Holdings PLC, a public limited liability company and wholly owned subsidiary of CPLP;
•	“Bonds” refers to €100.0 million and €150.0 million of senior unsecured bonds issued by CPLP PLC and guaranteed by CPLP, which were listed on the Athens Stock Exchange in July 2022 and October 2021, respectively;
•	“financing arrangements” refers to our debt financing arrangements as well as to our sale-leaseback financing arrangements, seller’s credit agreements and the Bonds; and
•	“debt” includes indebtedness under the financing arrangements.

2	Table of Contents

FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this Annual Report concerning our business, operations, cash flows, and financial position, including, among other things, the likelihood of our success in developing and expanding our business, include “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, financial condition and the markets in which we operate, and involve risks and uncertainties. In some cases, you can identify forward-looking statements by the use of words such as “may,” “might,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “likely,” “intend,” “forecast,” “believe,” “estimate,” “project,” “predict,” “propose,” “potential,” “continue,” “seek” or the negative of these terms or other comparable terminology. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flows, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this Annual Report in “Item 3. Key Information—D. Risk Factors” below. These forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

•	expectations regarding our ability to make distributions on our common units;
•	our ability to increase our cash available for distribution over time;
•	expectations regarding global economic outlook and growth;
•	expectations regarding shipping conditions and fundamentals, including the balance of supply and demand, as well as trends and conditions in the newbuild markets and scrapping of older vessels;
•	our current and future business and growth strategies and other plans and objectives for future operations, future acquisitions and deliveries of vessels from Capital Maritime or third parties, and the expected benefits from the liquefied natural gas (“LNG”) carriers (“LNG/C”) that we have agreed to acquire from Capital Maritime pursuant to the Umbrella Agreement;
•	expectations regarding the transactions contemplated by the Umbrella Agreement, including our intention to explore the disposition of our container vessels and abstain from acquiring additional container vessels and negotiate our conversion from a limited partnership to a corporation with customary corporate governance;
•	our continued ability to enter into medium- or long-term, fixed-rate time charters with our charterers and to re-charter our vessels at attractive rates as their existing charters expire;
•	the relationships and reputations of our Managers and our General Partner in the shipping industry;
•	the financial condition, viability and sustainability of our charterers, including their ability to meet their obligations under the terms of our charter agreements;
•	our ability to maximize the use of our vessels;

3	Table of Contents

•	our ability to access debt, credit and equity markets;
•	our ability to service, refinance or repay our financing under our financing arrangements and settle our hedging arrangements;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	the expected lifespan and condition of our vessels;
•	changes to the regulatory requirements applicable to the shipping industry, including, without limitation, stricter requirements adopted by international organizations and the European Union (“EU”), or by individual countries or charterers and actions taken by regulatory authorities overseeing such areas as safety and environmental compliance;
•	our ability to successfully operate exhaust gas cleaning systems (“scrubbers”) or other newly installed equipment and novel technologies on certain or all of our vessels;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, including new environmental regulations and standards, as well as standard regulations imposed by our charterers applicable to our business;
•	the impact of heightened regulations and the actions of regulators and other government authorities, including anti-corruption laws and regulations, as well as sanctions and other governmental actions;
•	our anticipated general and administrative expenses;
•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;
•	the anticipated taxation of our partnership and distributions to our common unitholders;
•	the ability of our General Partner to retain its officers and the ability of our Managers to retain key employees;
•	anticipated funds for liquidity needs and the sufficiency of cash flows; and
•	the ability of our counterparties to perform under our shipbuilding contracts.

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

Some of the risks described below relate to the industries and the countries in which we operate as of the date of this Annual Report. Please read “Item 4. Information on the Partnership” for information on the current scope of our operations. We currently own 22 vessels consisting of nine latest generation LNG/C vessels, 11 Neo-Panamax container carrier vessels, three of which we have agreed to sell to an unaffiliated party, and two Panamax container carrier vessels, both of which we have agreed to sell to an unaffiliated party. We expect to deliver each of the container carrier vessels that we have agreed sell to their respective buyers during the second quarter of 2024. In addition, we have agreed to acquire nine additional latest generation LNG/C vessels to be delivered to the Partnership between the second quarter of 2024 and the first quarter of 2027. We may in the future enter into additional markets. If that happens, we will be exposed to additional risks.

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

5	Table of Contents

SUMMARY OF RISK FACTORS

The following is a summary of some of the principal risks we face. The list below is not exhaustive, and you should read this “Risk factors” section in full.

•	The ocean-going LNG and container shipping industries are cyclical and volatile;
•	An oversupply of LNG/C or containership capacity may depress current charter rates and adversely affect our ability to charter our vessels at profitable rates or at all;
•	We may not realize the benefits anticipated from the LNG/C vessels that we have agreed to acquire from Capital Maritime pursuant to the Umbrella Agreement;
•	We may not realize the benefits anticipated from our change in business focus to concentrate on the LNG/C market and the wider energy transition gas market such as the carriage of ammonia and liquid CO2;
•	A decrease in the level of export and import of goods or LNG production and exports, as a result of trade protectionism, economic sanctions, changes in commodity prices or other factors affecting global markets, could affect demand for shipping;
•	Vessel values may decrease and over time may fluctuate substantially, which may cause us to recognize losses if we sell our vessels or record impairments and affect our ability to comply with our loan covenants or refinance our debt;
•	We may not be able to grow or to effectively manage our growth;
•	If our charterers do not fulfill their obligations to us, or if they are unable to honor their obligations, our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt may be adversely affected;
•	We currently derive a significant part of our revenues from a limited number of charterers and the loss of any charterer or charter or vessel could result in a significant loss of revenues and cash flows;
•	As our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters, comply with debt covenants or raise financing;
•	Marine transportation is inherently risky, and an incident involving significant loss of, or environmental contamination by, any of our vessels could harm our reputation and business; and
•	A further increase in interest rates or increased interest rate levels for long periods of time could increase our level of debt and the related interest expense, limit our ability to access debt and equity financing and increase the cost of capital required to acquire additional vessels or to implement our business strategy.

RISKS RELATED TO OUR INDUSTRY

We are exposed to various risks in the ocean-going LNG and container shipping industries, which are cyclical and volatile.

We operate in the ocean-going LNG and container shipping industries and our performance and future growth depend on continued demand in these industries. Accordingly, we are exposed to various risks in these industries. Currently, we own nine LNG/C vessels and 13 container vessels. In connection with our intention to gradually divest from our container vessels, which we announced on November 13, 2023, we have agreed to sell to unaffiliated third parties our remaining two Panamax container vessels and three of our remaining 11 Neo-Panamax container vessels, each of which we expect to deliver to its respective buyer during the second quarter of 2024. Previously, we sold one Panamax container vessel and one Neo-Panamax container vessel in February 2024 and March 2024, respectively. In addition, we have agreed to acquire nine additional latest generation LNG/C vessels to be delivered to the Partnership between the second quarter of 2024 and the first quarter of 2027. As a result, we are most exposed to risks in the ocean-going LNG industry and, following our change in business focus, our exposure to such risks will increase. We will continue to be exposed to risks in the container shipping industry until we complete the gradual divestment of our container vessels. See “—Risks Related to Our Business and Operations—We may not realize the benefits anticipated from our change in business focus to concentrate on the LNG/C market and the wider energy transition gas market, which could adversely affect the value of our securities” below.

6	Table of Contents

The LNG shipping industry is cyclical with attendant volatility in charter hire rates and profitability. Charter hire rates for LNG/C vessels depend on multiple factors, including changes in the supply and demand for LNG and changes in the supply and demand for LNG shipping capacity. In recent years, the LNG/C charter market recovered after experiencing a prolonged period of historically low rates. However, charter rates in 2023 were lower compared to the prior year as a result of reduced focus on energy security by western nations, generally warmer weather and increased LNG inventories, combined with prolonged availability of LNG/C vessels throughout the year. The degree of charter hire rate volatility among different types of LNG/C vessels has varied widely, and time charter and spot market rates for LNG/C vessels have in the past declined below operating costs of vessels.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates and profitability and demand for our container vessels depends on a range of factors, including changes in the supply and demand for ship capacity and changes in the supply and demand for shipment of cargoes in containers. Charter rates for container vessels reached an all-time high in the first quarter of 2022, but rates softened during the second half of 2022 and have declined through 2023, amid demand headwinds, increased supply of vessels, easing in congestion and weaker economic sentiment. During 2023, demand in global container trade remained flat compared to the previous year in terms of Twenty-foot Equivalent Unit (“TEU”)/miles and container charter rates decreased by 68% compared to the previous year.

Both the LNG shipping industry and the container shipping industry are affected by macroeconomic and geopolitical factors, including the effects of violent conflicts, terrorist attacks, trade restrictions, tariffs, natural or man-made disasters (including industrial disasters), epidemics or pandemics of disease and climatic or other catastrophic events. For example, in the fourth quarter of 2023, container charter rates began to increase as a result of disruption to shipping caused by militia attacks on commercial vessels in the Red Sea. Ongoing conflicts, including the Russia-Ukraine conflict and the conflict in the Middle East, combined with persistent inflationary pressures across most major economies may lead to a global economic slowdown, which might in turn adversely affect demand for LNG and LNG/C vessels and/or containerized goods and container vessels and could negatively affect our results from operations. If the decline in LNG charter rates and/or freight rates continues, this could result in diminished profitability or losses, and could adversely impact certain of our charterers, which could negatively affect our results from operations. For example, in a number of instances in the past, charterers have not performed under, or have requested modifications of, existing time charters. See “—Risks Related to Our Business and Operations—Certain of our vessels may be under time charters at rates that are at a substantial premium to the spot and period markets, and our charterers’ failure to perform under these time charters could result in a significant loss of expected future revenues and cash flows” and “—Risks Related to Our Business and Operations—If our charterers do not fulfill their obligations to us, or if they are unable to honor their obligations, our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt may be adversely affected.” In addition, a continued decline in freight rates could negatively affect our ability to successfully divest our container vessels.

The factors affecting the supply of LNG and products shipped in containers and the demand for LNG/C vessels and containerships are outside our control and the nature, timing, direction and degree of changes in industry conditions are difficult to predict. Some of the factors that influence demand for LNG/C vessels and containerships include:

•	the price of LNG, which may be affected, among other things, by:
•	the prices and availability of crude oil, petroleum products and natural gas, including to the extent that natural gas prices are benchmarked to the price of crude oil, which could negatively affect the economies of potential new LNG production projects;
•	the cost of natural gas derived from LNG relative to the cost of natural gas generally and the cost of alternative fuels, including renewables and coal, and the impact of increases in the cost of natural gas derived from LNG on consumption of LNG; and
•	the impact of any adverse effects on the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change;
•	changes in the exploration, development, production or transportation of LNG, including the availability and allocation of capital by developers to new LNG projects, events that may affect the availability of sufficient financing for LNG projects and the location of regional and global exploration, production and manufacturing facilities;
•	the location of consuming regions for LNG and increases in the production of lower cost domestic natural gas in natural gas consuming markets, which could further depress prices for natural gas in those markets;
•	changes in global production of products transported by containerships;
•	seaborne and other transportation patterns, including the distances over which LNGs and/or container cargoes are transported and changes in such patterns and distances;
•	the globalization of production and manufacturing;

7	Table of Contents

•	developments in international trade and in the market for exports of containerized goods, including threats and/or imposition of trade tariffs;
•	global and regional economic and political conditions, including political and military conflicts;
•	any significant explosion, spill or other incident involving an LNG facility or carrier;
•	economic growth in China, India and other emerging markets;
•	laws and regulations, including but not limited to new taxes, environmental protection laws and other regulatory developments;
•	regional, national or international energy policies that constrain the production or consumption of hydrocarbons including natural gas;
•	currency exchange rates;
•	changes in weather patterns, including warmer winters in the northern hemisphere and lower gas demand in the traditional peak heating season as well as severe weather events resulting from climate change; and
•	cost of bunkers.

Some of the factors that influence the supply of LNG/C vessels and/or containerships include the following:

•	the number of newbuild orders and deliveries, which among other factors depend upon the ability of shipyards to meet contracted delivery dates and the ability of purchasers to finance such new acquisition;
•	the extent of newbuild vessel deferrals;
•	the scrapping rate of LNG/C vessels and/or containerships;
•	newbuild prices and LNG/C vessels and/or containership owner access to capital to finance the construction of newbuilds;
•	charter rates;
•	the price of steel and other raw materials used in the manufacture of LNG/C vessels and/or containerships;
•	changes in environmental and other regulations and standards that may limit the profitability, operations or useful life of LNG/C vessels and/or containerships;
•	the number of LNG/C vessels and/or containerships that are slow-steaming or extra slow-steaming to conserve fuel;

•	the number of LNG/C vessels and/or containerships that are off-charter and the number of vessels otherwise not in service (for example, as a result of vessel casualties);
•	port and canal congestion and closures;
•	demand for fleet renewal; and
•	technological advancements or changes in vessel design, propulsion, containment systems and vessel size.

8	Table of Contents

An oversupply of vessel capacity may prolong or depress current charter rates and adversely affect our ability to charter our vessels at profitable rates or at all.

Since 2014, the LNG market has been at times characterized by an oversupply of LNG tonnage, mainly caused by delays in new LNG capacity coming on stream. In addition, following a decline in ordering of newbuildings during 2016 and 2017, ordering increased in 2018 through 2023, driven by the strengthening of charter rates and increasing expectations for long-term LNG supply and demand during that period. As a result, the LNG orderbook as of December 31, 2023 represented approximately 52% of the total on-the-water fleet capacity, which is expected to be delivered between 2024 and 2029. A potential overhang of new vessels may cause LNG charter rates to be depressed.

In the containership market, the container order book as of December 31, 2023 represented approximately 26% of the total on-the-water fleet capacity. Deliveries of vessels ordered will significantly increase the size of the on-the-water container fleet over the next two to three years, which might in turn create an overhang of container vessels and cause container charter rates to be depressed. An overhang of container vessels could also negatively affect our ability to successfully divest from our container vessels.

An oversupply of newbuild vessels or re-chartered or idle vessel capacity entering the market, combined with any decline in the demand for LNG/C vessels or containerships, may depress charter rates and may decrease our ability to charter our vessels other than for reduced rates or unprofitable rates or to charter our vessels at all, which may materially and adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

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

Increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, particularly the Asia-Pacific region, (ii) the length of time required to transport goods and (iii) the risks associated with exporting goods. Such increases may reduce the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs which may adversely affect the business of our charterers. In addition, the strengthening nearshoring trend, in which companies are reworking global supply chains to expand or relocate facilities closer to end-consumers, could result in decreased demand for ocean-going container vessels. Any reduction in or hindrance to the output of Asia-based exporters could have a material adverse effect on the growth rate of Asia’s exports and on our charterers’ business, which may in turn affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us, which could have a material adverse effect on our business, financial condition, operating results and ability to make cash distributions and to service or refinance our debt.

9	Table of Contents

Furthermore, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and containing capital outflows. These policies may have the effect of reducing the supply of goods available for exports and the level of international trading and may, in turn, result in a decrease in demand for container shipping.

Our business could be harmed by trade tariffs, as well as any trade embargoes or other economic sanctions by the United States or other countries against Russia and countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries. In particular, the ongoing conflict between Russia and Ukraine, and attendant sanctions imposed by the United States, the EU and other countries may also adversely impact our business, especially given Russia’s role as a major global exporter of crude oil and natural gas and the imposition of a price cap on Russian-origin oil announced by the U.S., EU and several other countries in December 2022. While reduced flow of Russian natural gas into Europe and the associated trade distortions have increased demand for LNG shipping, they have also negatively affected demand in regions that are more severely affected by LNG price increases, which might adversely affect the demand for LNG shipping in the future and as a consequence might impair our capacity to re-charter the vessels after the expiration of their current charters. The conflict in the Middle East and the resulting restriction on Red Sea crossings has led to a disruption in trade patterns which could force elimination of long haul trades for LNG, reducing the demand for LNG shipping. Long term change in trade patterns of LNG, as a result of the conflict, might adversely affect the demand for LNG shipping and as a consequence might impair our capacity to re-charter the vessels after the expiration of their current charters.

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

Worldwide economies have experienced persistent inflationary pressures during the previous two years, with price increases seen across many sectors globally. For example, the U.S. consumer price index, an inflation gauge that measures costs across dozens of items, rose 3.4% and 6.5% in December 2023 and December 2022, respectively, compared to the prior year. It remains to be seen whether inflationary pressures will continue, and to what degree, as central banks respond to price increases. As a result of the heightened inflation experienced in 2023, we have incurred increased operating, voyage and administrative costs including higher costs for dry-docking. If inflationary pressures persist, we may experience further increases in our voyage, administrative and operating expenses, which we may not be able to pass on to our charterers. Furthermore, the effects of inflation on the supply and demand of the products we transport could alter demand for our services. Interventions in the economy by central banks in response to inflationary pressures may slow down economic activity, including by altering consumer purchasing habits and reducing demand for the commodities and products we carry, and cause a reduction in trade. As a result, the volumes of LNG and/or goods we deliver and/or charter rates for our vessels may be affected. Any of these factors could adversely affect our business, financial condition, results of operations, liquidity, cash flows and ability to pay cash distributions and service or refinance our debt.

10	Table of Contents

LNG/C and container vessel values have historically been volatile. Vessel values may decrease and over time may fluctuate substantially, which may cause us to recognize losses if we sell our LNG/C vessels and/or container vessels, or record impairments and affect our ability to comply with our loan covenants or refinance our debt.

 The market values of LNG/C and container vessels have generally experienced high volatility. LNG/C and container vessel values can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic and market conditions affecting the shipping industry (including the level of worldwide LNG production and exports);
•	reduced demand for vessels, including as a result of a substantial or extended decline in world trade;
•	supply of vessels and capacity;
•	types, sizes and ages of vessels;
•	prevailing charter rates, the need to upgrade vessels as a result of charterer requirements and the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment;
•	changes in applicable environmental or other regulations or standards, including regulations or standards which relate to the reduction of greenhouse emissions;
•	prevailing newbuild prices for similar vessels;
•	prevailing demolition prices for similar vessels;
•	availability of capital for investment in vessels, including ship finance and public equity;
•	supply of vessels in the market for sale, including mass disposals of containerships controlled by financing institutions, “fire sales” of vessels by some of our competitors or other fleet-owners that may be in distress, or commercial banks foreclosing on collateral from time to time; and
•	competition from other shipping companies and the availability of other modes of transportation.

If the market values of our vessels deteriorate, we may be required to record an impairment charge in our financial statements. Furthermore, if a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, we may seek to dispose of it. Our inability to dispose of one or more of our vessels (including our container vessels in connection with our change in business focus to concentrate on the LNG/C market and the wider energy transition gas market) at a reasonable price could result in a loss. A decline in the market value of our vessels could also lead to a default under our financing arrangements and limit our ability to obtain additional financing and service or refinance our debt. If any of these circumstances were to happen, our business, financial condition, results of operations, cash flows and ability to make distributions may be materially and adversely affected.

Our growth and our ability to charter our LNG/C vessels and containerships depend on, among other things, our ability to expand relationships with existing charterers and develop relationships with new charterers, for which we will face substantial competition.

The process of obtaining new long-term time charters on containerships and LNG/C vessels is highly competitive, generally involves an intensive screening process and competitive bids, and often extends for several months.

LNG/C vessel and containership charters are awarded based upon a variety of factors related to the vessel owner, including, among other things:

•	shipping industry relationships and reputation for charterer service and safety;
•	LNG and container shipping experience and quality of vessel operations, including cost effectiveness;
•	quality and experience of seafaring crew;
•	the ability to finance LNG/C vessels and containerships at competitive rates and the vessel owner’s financial stability generally;
•	relationships with shipyards and the ability to get suitable berths;
•	construction management experience, including the ability to obtain on-time delivery of new vessels according to charterers’ specifications;
•	willingness to accept operational risks under the charter, such as allowing termination of the charter for force majeure events; and
•	competitiveness of the bid in terms of overall price.

Competition for providing LNG/C vessels and containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent vessel owners and indirect competition from state-sponsored and other major entities with their own fleets. Some of our competitors have significantly greater financial resources than we do and can operate larger fleets and may be able to offer better charter rates. An increasing number of marine transportation companies have entered the LNG/C and containership sectors, including many with strong reputations and extensive resources and experience in the marine transportation industry. Furthermore, both markets are highly fragmented. Due in part to the highly fragmented market, competitors with greater resources could enter the LNG/C and container shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates than we are able to offer. Although we believe that no single competitor has a dominant position in the markets in which we compete, we are aware that certain competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us. This increased competition in both the LNG/C and containership shipping markets may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing charterers or to develop relationships with new charterers on a profitable basis, if at all, which could harm our business, financial condition, results of operations, cash flows and ability to make cash distributions and to service or refinance our debt.

11	Table of Contents

If a more active short-term or spot market develops, we may have more difficulty entering into medium- to long-term, fixed-rate time charters and our existing charterers may begin to pressure us to reduce our charter rates.

One of our principal strategies is to enter into medium- to long-term, fixed-rate time charters. As of March 31, 2024, seven of our container vessels are chartered for less than two years. Our LNG/C vessels are under long-term time charters expiring at the earliest in 2025 (three carriers), 2026 (one carrier), 2028 (one carrier), 2029 (one carrier), 2031 (two carriers) and 2032 (one carrier—the LNG/C Axios II—is currently on a one-year time charter, which will be followed by a seven-year bare boat charter expiring in 2032). On redelivery from their present charters, our vessels may operate in the short-term or spot market unless and until we are able to secure new medium- to long-term charters. As more vessels become available for the short-term or spot market, we may have difficulty entering into additional medium- to long-term, fixed-rate time charters for our vessels due to the increased supply of vessels and possibly lower rates in the spot market. See “—Risks Related to Our Industry—An oversupply of vessel capacity may prolong or depress current charter rates and adversely affect our ability to charter our vessels at profitable rates or at all.”

In recent years, global natural gas and crude oil prices have been volatile. Any decline in oil prices can depress natural gas prices and lead to a narrowing of the difference in pricing between geographic regions, which can adversely affect the length of voyages in the spot LNG shipping market and the spot rates and medium-term charter rates for charters which commence in the near future. In addition, advances in LNG/C technology may negatively impact our ability to charter our LNG/C vessels at attractive rates and may result in lower levels of utilization.

Operating vessels in the spot market or being unable to re-charter vessels on long-term charters with similar or better rates may mean that our revenues and cash flows from these vessels will decline following the expiration of our current charters. This could have a material adverse effect on our business results or operations, cash flows and our ability to make cash distributions and service or refinance our debt. In particular, a sustained decline in our charter rates and employment opportunities could adversely affect the market value of our vessels, on which certain ratios and financial covenants with which we are required to comply are based. A significant decline in the market value of our vessels could impact our compliance with covenants in our financing arrangements and, if the values are lower at a time when we are attempting to dispose of vessels (including our container vessels in connection with our change in business focus to concentrate on the LNG/C market and the wider energy transition gas market), could cause us to incur a loss. See “—LNG/C and container vessel values have historically been volatile. Vessel values may decrease and over time may fluctuate substantially, which may cause us to recognize losses if we sell our LNG/C vessels and/or container vessels, or record impairments and affect our ability to comply with our loan covenants or refinance our debt.” above and “—Risks Related to Our Business and Operations—We may not realize the benefits anticipated from our change in business focus to concentrate on the LNG/C market and the wider energy transition gas market, which could adversely affect the value of our securities.” below.

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

We may not realize the benefits anticipated from the LNG/C vessels that we have agreed to acquire from Capital Maritime, which could adversely affect the value of our securities.

On November 13, 2023, we entered into the Umbrella Agreement with Capital Maritime and the General Partner, which provides for the acquisition by the Partnership of 11 newbuild LNG/C vessels from Capital Maritime (the “Newbuild Vessels”) for a total acquisition price of $3,130.0 million. Each Vessel has or will have a capacity of 174,000 Cubic Meters (“CBM”) and was built or is under construction at Hyundai Heavy Industries Co., LTD and Hyundai Samho Heavy Industries Co. Ltd., South Korea (collectively, “Hyundai”). On December 21, 2023 we closed the Umbrella Agreement and entered into 11 share purchase agreements to acquire 100% of the equity interests in each vessel-owning company of the Newbuild Vessels (the “Vessel SPAs”). On December 21, 2023 we took delivery of the first Newbuild Vessel pursuant to the Umbrella Agreement, the LNG/C Amore Mio I.

Upon entry into the Vessel SPAs for the LNG/C vessels Axios II, Assos, Apostolos, Aktoras, Archimidis and Agamemnon (the “Initial Vessels”), we paid to Capital Maritime a deposit of $174.4 million, or 10% of the aggregate acquisition price of the Initial Vessels. We closed the Vessel SPA for the Axios II upon delivery of the vessel on January 2, 2024 and we expect to complete the remaining acquisitions of each of the vessel-owning companies of the Initial Vessels upon each vessel’s delivery from Hyundai. The remaining purchase price with respect to each Initial Vessel will be paid upon delivery of such vessel and closing of the applicable Vessel SPA, with a total of $1,287.0 million remaining due for the Initial Vessels.

Upon entry into the Vessel SPAs for LNG/C vessels Alcaios I, Antaios I, Athlos and Archon (the “Remaining Vessels”), the Partnership paid Capital Maritime $138.1 million to acquire 100% of the equity interests in each of the vessel-owning companies of the Remaining Vessels, which are expected to be delivered to the Partnership between the third quarter of 2026 and the first quarter of 2027. In addition to $101.1 million that we have paid to-date, we expect to pay an additional amount of $808.8 million to Hyundai in pre-delivery and delivery instalments for the Remaining Vessels.

The anticipated benefits from the vessel acquisitions pursuant to the Umbrella Agreement are based on projections and assumptions about the impact of the additional vessels on our business, which may not materialize as expected or which may prove to be inaccurate. Our ability to achieve the anticipated benefits will depend on our ability to secure long-term charters at acceptable day rates for each of the Newbuild Vessels. We may face challenges securing long-term charters for such vessels, including as a result of macroeconomic factors and changes to the global charter market and the relationships and reputations of our Managers and our General Partner in the shipping industry. If we are unable to secure long-term charters for such vessels, we may be unable to make required principal and interest payments on our financing arrangements.

If we do not successfully manage these issues, then we may not achieve the anticipated benefits of vessel acquisitions under the Umbrella Agreement and our operating results and the value of our securities could be materially and adversely affected.

12	Table of Contents

We may not realize the benefits anticipated from our change in business focus to concentrate on the LNG/C market and the wider energy transition gas market, which could adversely affect the value of our securities.

Pursuant to the Umbrella Agreement, we have agreed with Capital Maritime and our General Partner to change our business focus to concentrate on the LNG/C market. In addition to our commitment to concentrate our business on the LNG/C market, we also expect to focus on the wider energy transition gas market. Pursuant to the Umbrella Agreement, we also committed to explore the disposition of our container vessels and to abstain from acquiring additional container vessels. In connection with our intention to gradually divest from our container vessels, which we announced on November 13, 2023, we have agreed to sell to unaffiliated third parties our remaining two Panamax container vessels and three of our remaining 11 Neo-Panamax container vessels, each of which we expect to deliver to their respective buyers during the second quarter of 2024. Previously, we sold one Panamax container vessel and one Neo-Panamax container vessel in February 2024 and March 2024, respectively. While we expect to change our business focus to concentrate on the LNG/C market and the wider energy transition gas market such as the carriage of ammonia and liquid CO2, we can provide no assurances that in the future we will not return to the container market or the drybulk market, or that we will not explore additional shipping markets beyond the identified markets. We can also provide no assurances as to whether or when we will complete the disposition of our container vessels. If we do not complete the disposition of our container vessels, or if we otherwise do not concentrate our business focus on the LNG/C market and the wider energy transition gas market, then we may not realize the benefits anticipated from the transactions contemplated by the Umbrella Agreement and our operating results and the value of our common units could be materially and adversely affected.

In addition, we are exposed to risks in the LNG shipping industry and, following our change in business focus, our exposure to such risks will increase. See “—Risks Related to Our Industry—We are exposed to various risks in the ocean-going LNG and container shipping industries, which are cyclical and volatile” above.

The anticipated benefits from our change in business focus are, necessarily, based on projections and assumptions about the growth of the LNG/C market and our ability to capitalize on LNG/C market opportunities, which may not materialize as expected or which may prove to be inaccurate. While we expect that both natural gas and LNG will play a key role in the energy transition, it is possible that the public perception of the environmental impact of LNG may change in the future. For example, in January 2024, in response to public concern about, among other things, the environmental impact of LNG, the Biden administration expanded its review criteria for approval of the Calcasieu Pass 2 LNG terminal to consider its impact on climate change and has announced a temporary pause on pending approvals of LNG exports. If our expectations about the growth of the LNG/C market and the role of LNG in the energy transition do not materialize or prove to be inaccurate, we may not realize the benefits anticipated from our change in business focus to concentrate on the LNG/C market and the wider energy transition gas market and our operating results and the value of our securities could be materially and adversely affected.

We may not be able to grow, or to effectively manage our growth, which could negatively affect our competitiveness and financial condition.

Our success depends on our ability to grow our business. The growth of our business depends upon a variety of factors, some of which we cannot control. These factors include, among other things:

•	our ability to:

•	capitalize on opportunities in the markets in which we operate by fixing time charters for our vessels at attractive rates;

•	obtain required financing and access to capital markets for new and existing operations;
•	identify additional new markets;

•	identify vessels and/or shipping companies for acquisitions;

•	complete accretive transactions;

•	integrate any acquired businesses or vessels successfully with existing operations;

•	comply with existing and new regulations, such as those imposed by the International Maritime Organization (“IMO”) and other national and supra national organizations;
•	maintain our commercial and technical management agreements with our Managers or other competent managers; and
•	the ability of our Managers to hire, train and retain qualified personnel to manage, maintain and operate our business and fleet.

13	Table of Contents

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

Our LNG/C and container vessels that are chartered to BP Gas Marketing Limited (“BP”), Cheniere Marketing International LLP (“Cheniere”), Engie Energy Marketing Singapore Pte Ltd (“Engie”), Hyundai Merchant Marine Co Ltd. (“HMM”), Hartree Partners Power & Gas Company (UK) Limited (“Hartree”), Hapag-Lloyd Aktiengesellschaft (“Hapag-Lloyd”), Qatar Energy Trading LLC (“Qatar Energy Trading”) and Bonny Gas Transport Limited (“BGT”) are each currently employed under medium-to-long-term time charters.

Given that the rates we charge to these charterers may at times be significantly higher than the underlying charter market, failure to perform by any of them could result in a significant loss of revenues, which may materially and adversely affect our business, financial condition, results of operation, cash flows and our ability to maintain cash distributions and service or refinance our debt. We could lose these charterers or the benefits of the charters if, among other things:

•	the charterer is unable or unwilling to perform its obligations under the charters, including the payment of the agreed rates in a timely manner;
•	the charterer faces, or continues to face, financial difficulties forcing it to declare bankruptcy, restructure its operations or default under the charters;
•	the charterer fails to make charter payments because of its financial inability or its inability to trade our and other vessels profitably or due to the occurrence of losses due to the weaker charter markets;
•	the charterer fails to make charter payments due to distress, disagreements with us or otherwise;
•	the charterer seeks to renegotiate the terms of the charter agreements due to prevailing economic and market conditions or as a result of its continued poor performance;
•	the charterer exercises certain rights to terminate the charters;
•	the charterer terminates the charters because we fail to comply with the terms of the charters, the vessels are lost or damaged beyond repair, there are serious deficiencies in the vessels or prolonged periods of off-hire, or we default under the charters;
•	a prolonged force majeure event affecting the charterer, including war or political unrest, prevents us from performing services for that charterer; or
•	the charterer terminates the charters because we fail to comply with the safety and regulatory criteria of the charterer or the rules and regulations of various maritime organizations and bodies.

In the event we lose the benefit of the charters with BP, Cheniere, Engie, Hartree, BGT, HMM, Hapag-Lloyd or Qatar Energy Trading prior to their respective expiration date, we would have to re-charter the vessels at the then prevailing charter rates. If the charter market is depressed at such time, or when time charters for our vessels otherwise expire, we may be forced to re-charter our vessels at reduced or even unprofitable rates, or we may not be able to re-charter them at all, and our business, financial condition, results of operation, cash flows and ability to make distributions and service or refinance our debt may be materially and adversely affected.

14	Table of Contents

If our charterers do not fulfill their obligations to us, or if they are unable to honor their obligations, our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt may be adversely affected.

Many charterers are highly leveraged. A combination of factors, including, among other things, unavailability of credit, volatility in financial markets, overcapacity, competitive pressure, declines in world trade and depressed freight rates, have severely affected the financial condition of charterers in the past, and their ability to make charter payments, which resulted in a material increase in the credit and counterparty risks to which we were exposed and our ability to re-charter our vessels at competitive rates.

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

We currently derive all of our revenues from a limited number of charterers and the loss of any charterer or charter could result in a significant loss of revenues and cash flows.

We have derived, and expect that we will continue to derive, all of our revenues and cash flows from a limited number of charterers. For the year ended December 31, 2023, our charterers who individually accounted for more than 10% of total revenues were Hapag-Lloyd, BP, Cheniere and HMM, who accounted for 24.1%, 20.9%, 15.6% and 14.8% of our revenues, respectively.

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

A loss of any of our charterers could have a material adverse effect on our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt.

15	Table of Contents

 We mostly depend on our Managers, which are privately held companies, for the commercial and technical management of our fleet. If, for any reason, any of our Managers is unable to provide us with the necessary level of services to support and expand our business or qualify for long-term charters, our business, financial condition, results of operations, cash flows and our ability to make cash distributions and service or refinance our debt may be materially affected.

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

Furthermore, our success in securing new charters and expanding our relationships with charterers depends largely on our Managers’ reputation, relationships in the shipping industry and ability to qualify for long-term business with major charterers.

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

16	Table of Contents

To date, our board of directors has not exercised its power to appoint officers of the Partnership. As a result, we rely, and expect to continue to rely, solely on the officers of our General Partner. Please read “—Risks Inherent in an Investment in Us—We currently do not have any officers and rely, and expect to continue to rely, solely on officers of our General Partner and/or our Managers, who face conflicts in the allocation of their time to our business.” Accordingly, the proper management of our business depends significantly upon our General Partner.

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

In connection with the Umbrella Agreement, we agreed to, in good faith, negotiate with the General Partner and jointly working with tax and other advisors to agree to mutually acceptable terms for our conversion from a Marshall Islands limited partnership to a corporation with customary corporate governance provisions and, subject to reaching such agreement, use our reasonable best efforts to cause such conversion to have been completed by June 21, 2024. We can make no assurances that we will convert to a corporation or, if such conversion occurs, as to the corporate governance provisions that would be adopted by us upon such conversion. See “—Risks Inherent in an Investment in Us —We may not complete our conversion from a Marshall Islands limited partnership to a corporation with customary corporate governance that we have committed to consider pursuant to the Umbrella Agreement.”

Our vessels’ present and future employment could be adversely affected by an inability to clear charterers’ risk assessment process.

Shipping has been, and will remain, heavily regulated. Concerns for the environment have led charterers to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, in addition to factors discussed under “—Our growth and our ability to charter our LNG/C vessels and containerships depend on, among other things, our ability to expand relationships with existing charterers and develop relationships with new charterers, for which we will face substantial competition,” the following factors may be considered when awarding such contracts, including:

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

Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather (including severe weather events resulting from climate change), business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. For the LNG/C vessels, there is a risk of damage in the membrane of the cargo tanks due to sloshing in extreme weather.

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

Our fleet of 22 vessels, excluding the 5,100 TEU container vessels the M/V Fos Express and the M/V Seattle Express and the 10,000 TEU container vessels the M/V Athenian, the M/V Athos and the M/V Aristomenis, each of which we expect to deliver to its respective buyer during the second quarter of 2024, had a DWT weighted average age of approximately 3.7 years as of March 31, 2024 compared to the industry average of 12.8 years (adjusted for the composition of our fleet). See “Item 4. Information on the Partnership—B. Business Overview—Our Fleet”.

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

18	Table of Contents

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

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future or the insurance that may be available to us may be significantly more expensive than our existing coverage. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic marine disaster could exceed our insurance coverage. Changes in the insurance markets attributable to terrorist attacks or a high-profile marine casualty may also make certain types of insurance more difficult for us to obtain. Any uninsured or underinsured loss could harm our business, financial condition, results of operations, cash flows, and ability to make cash distributions and service or refinance our debt. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations.

We may be subject to funding calls by our protection and indemnity associations, and our associations may not have enough resources to cover claims made against them, resulting in potential unbudgeted supplementary liability to fund claims made upon them and unbudgeted cash-calls made upon us by the associations.

Cover for third party liability incurred as a consequence of commercial operations is provided through membership in Protection & Indemnity (“P&I”) Associations. P&I Associations are mutual insurance associations whose members must contribute proportionately to cover losses sustained by all the association’s members who remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the association. Claims submitted to the associations include those incurred by its members but also claims submitted by other P&I Associations under claims pooling agreements. The P&I Associations to which we belong may not remain viable, and we may become subject to additional funding calls which could adversely affect us.

19	Table of Contents

The crew employment agreements that manning agents enter into on behalf of our Managers may not prevent labor interruptions, and the failure to renegotiate these agreements or to successfully attract and retain qualified personnel in the future may disrupt our operations and adversely affect our cash flows.

The collective bargaining agreement between our Managers and the Pan-Hellenic Seamen’s Federation, effective August 1, 2023, expires on July 31, 2024. This collective bargaining agreement may not prevent labor interruptions and it is subject to renegotiation in the future. Although we believe that our relations with our employees are satisfactory, no assurance can be given that we will be able to successfully extend or renegotiate our collective bargaining agreement when it expires. If we fail to extend or renegotiate our collective bargaining agreement, if disputes with our union arise, or if our unionized workers engage in a strike or other work stoppage or interruption, we could experience a significant disruption of our operations, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay cash distributions and service or refinance our debt.

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

Acts of piracy or other attacks by paramilitary groups and/or militias on ocean-going vessels have continued and could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia and the Red Sea. Although the frequency of sea piracy worldwide has decreased in recent years, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and in the Gulf of Guinea. In addition, at the end of 2023, militia attacks on commercial vessels in the Red Sea began to occur in connection with the conflict in the Middle East.

20	Table of Contents

If these attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones or “listed areas”, premiums payable for insurance coverage for our vessels could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred due to the deployment of onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. Although we believe we are adequately insured to cover loss attributable to such incidents, there is still a risk that such incidents may result in significant unrecoverable loss which could have a material adverse effect on us.

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

In the past, political instability has also resulted in attacks on vessels, such as the attack on the M/T Limburg in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Recently, militia attacks on commercial vessels in the Red Sea began to occur in connection with the conflict in the Middle East. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage and increased vessel operational costs, including insurance costs.

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

The ongoing conflicts in the Middle East and between Russia and Ukraine may lead to further regional and international conflicts or armed action. In addition to the recent attacks in the Red Sea, the invasion of Ukraine has disrupted supply chains, caused instability in the global economy and added pressure to already rising inflation; these effects are likely to continue and possibly compound as the conflict remains ongoing. Economic sanctions levied on Russia, its leaders and on Russian oil and oil products may cause further global economic downturns, including additional increases in bunker costs, and the ongoing conflict could result in the imposition of further economic sanctions by the United States and the EU against Russia. While much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. In 2023, Russian LNG exports accounted for 8% of the global trade. Russian gas accounted for less than 15% of all natural gas consumed in Europe during 2023. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia, Ukraine, and the Middle East, which could adversely affect our operations.

Increases in fuel prices could adversely affect our profits.

When our vessels are trading on period charters, our charterers are responsible for the cost of fuel in the form of bunkers. However if we trade our vessels in the spot market or they are off-hire or during the vessels’ dry-docking, we are responsible for the cost of fuel consumed, which can be a significant vessel expense. Spot charter arrangements generally provide that the vessel owner, or pool operator where relevant, bear the cost of fuel. Because we do not, and do not intend to, hedge our fuel costs, an increase in the price of fuel beyond our expectations may adversely affect our profitability, cash flows and ability to pay cash distributions and service or refinance our debt. The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments (such as the ongoing military conflicts in the Middle East and between Russia and Ukraine), supply and demand for oil and gas, actions by members of the Organization of the Petroleum Exporting Countries (also known as OPEC) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Changes in the actual price of fuel at the time the charter is to be performed could result in the charter being performed at a significantly greater cost than originally anticipated and may result in losses or diminished profits.

In addition, a global 0.5% sulphur cap on marine fuels imposed by the IMO came into force on January 1, 2020, as stipulated in 2008 amendments to Annex VI to the International Convention for the Prevention of Pollution from ships (“MARPOL”). See “—Regulatory Risks—The maritime transportation industry is subject to substantial environmental and other regulations and international standards, which have become stricter over time and which may significantly limit our operations, result in substantial penalties or increase our expenditures.” A potential shortage of low sulphur marine fuels could drive prices upwards, which could adversely affect our profit margins if our LNG/C and container vessels are being chartered on the spot market or are off-hire or the profit margins of our charterers.

21	Table of Contents

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Determining a vessel’s efficiency includes considering its speed and fuel economy, while flexibility considerations include the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Specifically for LNG/C vessels, technological developments in containment systems and reliquefaction technology could affect the value of the vessels as well as their commercial life, as is now demonstrated in the market with older generation vessels trading at a significant discount as compared to modern vessels. A vessel’s physical life is related to the original design and construction, maintenance and the impact of the stress of its operations. If new ship designs currently promoted by shipyards as being more fuel efficient perform as promoted, or if new vessels are built in the future that are more efficient, or flexible, have increased capacity, or have longer physical lives than our current vessels, competition from these more technologically advanced vessels could adversely affect our ability to charter our vessels, the amount of charter-hire payments that we receive for our vessels once their current charters expire and the resale value of our vessels. This could adversely affect our ability to service our debt or make cash distributions.

Since 2011, our board of directors has elected not to deduct cash reserves for estimated replacement capital expenditures from our operating surplus. If this practice continues, our asset base and the income generating capacity of our fleet may be significantly affected.

Our Second Amended and Restated Limited Partnership Agreement, as amended (the “Partnership Agreement”) provides that our board of directors shall deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures, including estimated maintenance capital expenditures. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by our board of directors, provided that any change must be approved by the Conflicts Committee.

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

As a result of this practice, we have become significantly more reliant on our ability to obtain required financing and access the financial markets to fund our replacement capital expenditures from time to time. If this practice continues and external funding is not available to us for any reason, including as a result of efforts by central banks to address inflation, our ability to acquire new vessels or replace a vessel in our fleet to maintain our asset base and our income generating capacity may be significantly impaired, which would negatively affect our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

22	Table of Contents

If we finance the purchase of any additional vessels or businesses we acquire in the future through cash from operations, by increasing our indebtedness or by issuing debt or equity securities, our ability to make or increase our cash distributions may be diminished, our financial leverage could increase or our unitholders could be diluted. In addition, in connection with certain of the LNG/C vessel acquisitions that we agreed to complete pursuant to the Umbrella Agreement, we will be required to make significant installment payments to the shipyard for such acquisitions prior to their delivery and generation of any revenue.

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

If we enter into contracts for newbuilds directly with shipyards, we generally will be required to make installment payments prior to their delivery. We typically must pay between 5% and 10% of the purchase price of a vessel upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately 18-36 months later for current orders), which could reduce cash available for distributions to unitholders. In connection with certain of the LNG/C vessel acquisitions under the Umbrella Agreement and as of the date of this annual report, we expect to be required to pay an additional amount of $808.8 million to Hyundai in pre-delivery and delivery instalments for the Remaining Vessels.

To fund the acquisition of a vessel or a business or other related capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. For example, we issued 35,087,719 common units to finance a portion of the purchase price for the Newbuild Vessels that we agreed to acquired pursuant to the Umbrella Agreement. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. Incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to fund our quarterly distributions to unitholders, which could have a material adverse effect on our ability to increase or make cash distributions. See also “—Risks Related to Financing Activities.”

Failure of the scrubber, ballast water treatment equipment or other newly installed equipment and novel technologies to operate effectively could have a material adverse impact on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

As of the date of this Annual Report, all of our container vessels are equipped with scrubbers except for two Panamax container vessels that we have agreed to sell to an unaffiliated party. As of the date of this Annual Report, all of our vessels are equipped with ballast water treatment system (“BWTS”). Failure of the scrubber, BWTS equipment or other newly installed equipment and novel technologies to operate effectively after installation might affect our ability to comply with regulatory requirements and/or our charter party agreements, which could have a material adverse impact on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

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

Our ability to obtain financing or access capital markets to issue debt or equity securities may be limited by (i) our financial condition at the time of any such financing or issuance, (ii) adverse market conditions affecting the shipping industry, including weaker demand for, or increased supply of, LNG/C and container vessels, whether as a result of general economic conditions or the financial condition of charterers and operators of vessels, (iii) weaknesses in the financial markets, (iv) restrictions imposed by our credit facilities, such as collateral maintenance requirements, which could limit our ability to incur additional secured financing and (v) other contingencies and uncertainties, which may be beyond our control. Continued access to external financing and the capital markets is not assured.

In 2019, a number of leading lenders to the shipping industry and other industry participants announced a global framework, referred to as the “Poseidon Principles”, by which financial institutions can assess the climate alignment of their ship finance portfolios, and additional lenders have subsequently announced their intention to adhere to such principles. In addition, the EU has introduced a set of criteria for economic activities which should be framed as “green”, called the EU Taxonomy. Based on the current version of the EU Taxonomy, companies that own assets shipping fossil fuels, including LNG/C vessels, are considered as not aligned with the EU Taxonomy. If our operations are considered as not aligned with the EU Taxonomy, it could result in an increase in the cost of capital and/or gradually reduced access to financing as a result of financial institutions’ compliance with EU Taxonomy. Accordingly, if the vessels in our fleet are deemed not to satisfy the emissions and other sustainability standards contemplated by the Poseidon Principles, the EU Taxonomy or other Environmental Social Governance (ESG) standards required by lenders or investors, the availability and cost of bank or other financing for such vessels, or our business as a whole, may be adversely affected.

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

23	Table of Contents

We have incurred significant indebtedness, which could adversely affect our ability to finance our operations, refinance our existing indebtedness, pursue desirable business opportunities, successfully run our business or make cash distributions.

As of December 31, 2023, our total debt was $1,787.8 million in total. Please also refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources-Borrowings (Financing Arrangements).”

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

24	Table of Contents

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

To the extent that our cash flows are insufficient to make required service payments under our financing arrangements or asset cover is inadequate due to a deterioration in vessel values, we will need to refinance some or all of the principal outstanding under our financing arrangements, replace it with alternate credit arrangements or provide additional security. We may not be able to refinance or replace our financing arrangements or provide additional security at the time they become due.

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

25	Table of Contents

We may not be able to reach agreement with our finance providers to amend the terms of the then existing financing arrangements or waive any breaches and we may not have, or be able to obtain, sufficient funds to make any accelerated payments which may cause our finance providers to seek to foreclose on the vessels in our fleet securing those financing arrangements, which could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Events of default under our financing arrangements include:

•	failure to pay principal or interest when due;
•	breach of certain undertakings, negative covenants and financial covenants contained in the financing arrangements, any related security document or guarantee, including failure to maintain unencumbered title to any of the vessel-owning subsidiaries and failure to maintain proper insurance;
•	any breach of the financing arrangements, any related security document or guarantee (other than breaches described in the preceding two bullet points) if, in the opinion of the lenders, such default is capable of remedy and continues unremedied following prior written notice of the lenders for a period of 14 days;
•	any breach of representation, warranty or statement made by us in our financing arrangements or related security document or guarantee or the interest rate swap agreements (if any);
•	a cross-default of our other indebtedness of $5.0 million or greater;
•	our inability, in the reasonable opinion of the lenders, to pay our debts when due;
•	any form of execution, attachment, arrest, sequestration or distress which has or is reasonably likely to have a Material Adverse Effect (as such term is defined under our financing arrangements);
•	an event of insolvency or bankruptcy;
•	cessation or suspension of our business or of a material part thereof;
•	unlawfulness, non-effectiveness or repudiation of any material provision of our financing arrangements, of any of the related finance and guarantee documents;
•	failure of effectiveness of security documents or guarantee;
•	delisting of our common units from the Nasdaq Global Select Market or on any other recognized securities exchange;
•	invalidity of a security document in any material respect or if any security document ceases to provide a perfected first priority security interest;
•	failure by key charter parties, such as HMM, Hapag-Lloyd, BP and Cheniere or other charterers we may have from time to time, to comply with the terms of their charters to the extent that we are unable to replace the charter in a manner that meets our obligations under the financing arrangements; or
•	any other event that occurs or circumstance that arises in light of which our finance providers under our financing arrangements reasonably consider that there is a significant risk that we will be unable to discharge our liabilities under our financing arrangements and related security or guarantee documents.

In addition, certain dealings in connection with sanctioned countries could trigger a mandatory prepayment event. See “—Regulatory Risks—Our vessels may be chartered or sub-chartered to parties, or call on ports, located in countries that are subject to restrictions and sanctions imposed by the United States, the EU and other jurisdictions.”

We anticipate that any subsequent refinancing of our debt could have similar or more onerous restrictions. Please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings (Financing Arrangements)” for further information on our existing facilities.

26	Table of Contents

A rise in interests rates would result in increased interest expense.

We are reliant on our ability to obtain required financing to operate and grow our business, including debt financing. As of December 31, 2023, $1,342.0 million out of our total debt of $1,787.8 million is floating rate debt, which means we pay interest on such debt at a margin on top of an agreed benchmark rate. Worldwide economies have experienced inflationary pressures during the previous two years, with price increases seen across many sectors globally. In response to inflationary pressures, central banks have increased interest rates, which translates into increases in base interest rates that result in an increase to our interest expense on our existing floating rate debt. Efforts by central banks to address rising inflation also result in increases to the interests rates available to us on new debt financing for our operations. If central banks continue to increase interest rates, or interest rates otherwise increase significantly or remain at elevated levels, the increase in base rates and the resulting increase in our existing floating rate interest expense, as well as increases to the interest rates available to us on new debt financing we may pursue, could materially and adversely affect our financial condition and ability to make cash distributions. See “—We have incurred significant indebtedness, which could adversely affect our ability to finance our operations, refinance our existing indebtedness, pursue desirable business opportunities, successfully run our business or make cash distributions.” and “—Risks Inherent in an Investment in Us—We cannot assure you that we will pay any distributions on our units.”

REGULATORY RISKS

Our vessels may be chartered or sub-chartered to parties, or call on ports, located in countries that are subject to restrictions and sanctions imposed by the United States, the EU and other jurisdictions.

Certain countries (including certain regions of Ukraine, Russia, Belarus, Cuba, Iran, North Korea and Syria), entities and persons are targeted by economic sanctions and embargoes imposed by the United States, the EU and other jurisdictions, and a number of those countries, currently North Korea, Iran and Syria, have been identified as state sponsors of terrorism by the U.S. Department of State. Such economic sanctions and embargo laws and regulations vary in their application with regard to countries, entities or persons and the scope of activities they subject to sanctions. These sanctions and embargo laws and regulations may be strengthened, relaxed or otherwise modified over time. In particular, sanctions imposed in relation to the Russian invasion of Ukraine have created significant disruptions in the global economy and in the shipping industry.

While it is difficult to estimate the impact of the conflict and current or future sanctions on our business and financial position, these events and related sanctions could adversely impact our operations. In recent years, economic sanctions were imposed by the United States, the EU, the United Kingdom and a number of other countries on Russian financial institutions, businesses and individuals, as well as certain regions within the Donbas region of Ukraine. Certain of these sanctions have targeted Russia’s usage of and participation in maritime shipping. For example, the United Kingdom and the EU have introduced export restrictions, which capture the provision of maritime vessels and supplies to or for use in Russia. They have also imposed restrictions on providing financing, financial assistance, technical assistance and brokering or other services that would further the provision of vessels to or for use in Russia, including the provision of maritime navigation goods. Import bans of Russian energy products, such as coal, crude oil and refined petroleum products, and commodities, such as coal, iron, steel, plastics, cement and agricultural products including potash and fertilizer, have also been introduced by a number of jurisdictions. In addition, certain jurisdictions, such as Greece and the United States, have temporarily detained vessels suspected of violating sanctions. Countries, such as Canada, the United Kingdom and the EU, have also broadly prohibited Russian-affiliated vessels from entering their waters and/or ports. In light of the current regulatory and economic environment in the region, certain vessel operators have temporarily suspended shipping routes to and from Russia or have declined to engage in business with Russian-affiliated entities.

These bans and related trade sanctions have started to change trade patterns across the shipping industry and existing or future restrictions may affect our current or future charters. In the near term, we have seen, and expect to continue to see, increased volatility in the region due to these geopolitical events. In addition, the volatility of market prices for fuel and energy products have increased as a result of related supply disruptions from the war in Ukraine. While uncertainty remains with respect to the ultimate impact of the conflict, we have seen, and anticipate continuing to see, significant changes in trade flows. A reduction or stoppage of grain out of the Black Sea or cargoes from Russia has, and will continue to, negatively impact the markets in those areas. In addition, increased volatility in the price of fuel or energy commodities may increase or decrease the price of fuel used by our vessels and/or demand for LNG or other goods we transport, each of which could affect our operations and liquidity. Due to their effect on the global market for LNG or other goods that we transport, current or additional sanctions could have a material adverse impact on our cash flows, financial condition and ability to make cash distributions.

27	Table of Contents

We are mindful of the restrictions contained in the various economic sanctions programs and embargo laws administered by the United States, the EU and other jurisdictions that limit the ability of companies and persons from doing business or trading with targeted countries and persons and entities. Any violation of sanctions or embargoes could result in the Partnership incurring monetary fines, penalties or other sanctions. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contacts with countries or entities or persons within these countries that are identified by the U.S. government as state sponsors of terrorism. We are required to comply with such policies in order to maintain access to charterers and capital. We believe that we are currently in compliance with all applicable economic sanctions laws and regulations. We generally do not do business in sanctions-targeted jurisdictions unless an activity is authorized by the appropriate governmental or other sanctions authority. We and our general partner and its affiliates have not entered into agreements or other arrangements with the governments or any governmental entities of sanctioned countries, and we and our general partner and its affiliates do not have any direct business dealings with officials or representatives of any sanctioned governments or entities. In addition, our charter agreements include provisions that restrict trades of our vessels to countries or to sub-charterers targeted by economic sanctions unless such trades involving sanctioned countries or persons are permitted under applicable economic sanctions and embargo regimes. Although we have various policies and controls designed to help ensure our compliance with these economic sanctions and embargo laws, it is nevertheless possible that third-party charterers of our vessels, or their sub-charterers, may arrange for vessels in our fleet to call on ports located in one or more sanctioned countries without our consent and in violation of their charter agreements. In order to help maintain our compliance with applicable sanctions and embargo laws and regulations, we monitor and review the movement of our vessels, as well as the cargo being transported by our vessels, on a continuing basis. In 2023, none of the vessels in our fleet made any port calls in the Crimea region and the non-government controlled areas of the Donetsk, Kherson, Luhansk and Zaporizhzhia oblasts of Ukraine, Cuba, North Korea, Iran, Russia, Belarus or Syria.

Notwithstanding the above, it is possible that new, or changes to existing, sanctions-related legislation or agreements may impact our business. In addition, it is possible that the charterers of our vessels may violate applicable sanctions, laws and regulations, using our vessels or otherwise, and the applicable authorities may seek to review our activities as the vessel owner. Moreover, although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, the scope of certain laws may be unclear, may be subject to changing interpretations or may be strengthened or otherwise amended. Any violation of sanctions or engagement in sanctionable conduct could result in fines, sanctions or other penalties, and could negatively affect our reputation and result in some investors deciding, or being required, to divest their interest, or not to invest, in our common units. As noted above, any such violation or conduct would trigger a mandatory payment event under our financing arrangements. Finally, future expansion of sanctions or the imposition of sanctions on other jurisdictions could prevent our vessels from making any calls at certain ports, which could have a negative impact on our business and results of operations.

The maritime transportation industry is subject to substantial environmental and other regulations and international standards, which have become stricter over time and which may significantly limit our operations, result in substantial penalties or increase our expenditures.

Our operations are affected by extensive and increasingly stringent international, national and local environmental protection laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration. Many of these requirements are designed to reduce the risk of oil spills, limit air emissions and other pollution, and to reduce potential negative environmental effects associated with the maritime industry in general. Further legislation, or amendments to existing legislation, applicable to international and national maritime trade is expected over the coming years relating to environmental matters. In particular, due to concerns over the risks associated with climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards, operational limitations and incentives or mandates for renewable energy. See “Item 4. Information on the Partnership—B. Business Overview-Regulation” for more information on regulation applicable to our business.

28	Table of Contents

Emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or any amendments or successor agreements and the Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015 did not include any restrictions or other measures specific to shipping emissions. However, maritime shipping will be included in the EU Emission Trading System (ETS) as of 2024 with a phase-in period. It is expected that either shipowners or operators (i.e., charterers) will need to purchase and surrender emission allowances that represent their carbon emission exposure for a specific reporting period as recorded pursuant to Regulation (EU) 2015/757 concerning the monitoring, reporting and verification of carbon dioxide emissions from vessels (the “EU MRV Regulation”). As part of the phased approach shipping companies will be required to surrender 40% of their 2024 emissions in 2025; 70% of their 2025 emissions in 2026; and 100% of their 2026 emissions in 2027. The person or organization responsible for the compliance with the EU ETS will be the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. An ETS costs clause is also being mandated which enables the shipping company to contractually pass on costs of ETS allowances to commercial operators. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, such as the “FuelEU” maritime regulation, could also affect our financial position in terms of compliance and administration costs when they take effect.

The ETS rules and the other regulatory requirements applicable to our operations can affect the resale value or useful lives of our vessels, increase operational costs, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, decrease profitability, lead to decreased availability of insurance coverage for environmental risks or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Significant expenditures for the installation of additional equipment or new systems on board our vessels may be required in order to comply with existing or future environmental regulations. In addition we may incur significant additional costs in meeting new maintenance, training and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Among other things, any climate control legislation, or other regulatory initiatives that aim to reduce greenhouse gases emissions, may include increases in the pricing of greenhouse gas emissions, new reporting regulations, changes in legislation impacting existing products and services, costs of transitioning to lower-emission fuels and technologies, potential substitution or replacement of existing products and services, and stakeholder concerns and/or shifts in customer preferences which may have financial implications for our business and could lead us to retire existing vessels prior to the end of the their currently-anticipated useful lives.

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

Furthermore, as a result of marine accidents, we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. Future incidents may result in the adoption of even stricter laws and regulations. In addition, in response to increased freight rates for containerships that occurred earlier in the COVID-19 pandemic, legislation has been proposed in the United States that could limit or eliminate antitrust exemptions for certain ocean-going containerships and the EU has decided to eliminate the antitrust exemptions provided by the Consortia Block Exemption Regulation, which could negatively affect existing vessel-sharing alliances in which our charterers participate. If stricter laws or regulations governing the shipping industry are enacted, including those governing environmental harm, marine accidents or competition rules, it could limit our operations or our ability to do business and could have a material adverse effect on our business, financial condition, operating results and ability to make cash distributions and to service or refinance our debt.

29	Table of Contents

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

If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel, as per the International Association of Classification Societies (“IACS”) unified procedure for automatic suspension of class, will be dis-classed and will be unable to maintain insurance arrangements and trade between ports and will be unemployable, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions and to service or refinance our debt.

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

30	Table of Contents

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and anti-corruption laws in other applicable jurisdictions.

As an international shipping company, we have operated and may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the U.S. Securities and Exchange Commission (the “SEC”) and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, companies registered with the SEC may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act, which became effective on July 1, 2011 and which is broader in scope than the FCPA.

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

31	Table of Contents

RISKS INHERENT IN AN INVESTMENT IN US

We may not complete our conversion from a Marshall Islands limited partnership to a corporation with customary corporate governance that we have committed to consider pursuant to the Umbrella Agreement.

Pursuant to the Umbrella Agreement, we and the General Partner agreed to, in good faith, negotiate and jointly work with tax and other advisors to agree to mutually acceptable terms for our conversion from a Marshall Islands limited partnership to a corporation with customary corporate governance provisions and, subject to reaching such agreement, use our reasonable best efforts to cause such conversion to have been completed by June 21, 2024. We have agreed only to negotiate, in good faith, and jointly work with tax and other advisors in respect of such conversion. As of the date of this Annual Report, no decisions have been made in respect of such conversion. Accordingly, we can make no assurances that we will convert to a corporation or, if such conversion occurs, as to the corporate governance provisions that would be adopted by us upon such conversion. We have not agreed to establish any specific governance structure in connection with such corporate conversion and it is possible that, even if we convert from a Marshall Islands limited partnership to a corporation, the resulting corporation may have corporate governance features that certain investors or other parties do not consider to be customary. If we do not complete the conversion to a corporation, or if such conversion occurs but does not meet the expectations of investors in our securities, then the value of our securities could be materially and adversely affected.

A significant number of our common units are held by the Marinakis family, including Mr. Evangelos M. Marinakis and Mr. Miltiadis E. Marinakis. The Marinakis family, and any other affiliates of our General Partner, may favor their own interests in any vote by our unitholders.

As of the date of this annual report, the Marinakis family, including Mr. Evangelos M. Marinakis and Mr. Miltiadis E. Marinakis, may be deemed to beneficially own, in aggregate, 56.4% of the common units outstanding (excluding 2,122,352 treasury units and 348,570 general partner units) through Mr. Evangelos M. Marinakis’ beneficial ownership of Capital Maritime and Mr. Miltiadis E. Marinakis’ beneficial ownership of Capital Gas. In addition, Mr. Miltiadis E. Marinakis beneficially owns all of the membership interests in our General Partner. We depend on our General Partner for the day-to-day management of our affairs.

Under the terms of our Partnership Agreement, the affirmative vote of a majority of common units is required in order to reach certain decisions or actions, including:

•	amendments to the definition of available cash, operating surplus and adjusted operating surplus;
•	removal of any appointed director for cause;
•	the ability of the board of directors to cause us to sell, exchange or otherwise dispose of all or substantially all of our assets;
•	dissolution of the Partnership;
•	change to the quorum requirements;
•	approval of merger or consolidation; and
•	certain amendments to the Partnership Agreement; provided that certain amendments related to the day-to-day management of the Partnership and amendments necessary or appropriate to carrying out our business consistent with historical practice do not require unitholder approval, including any change that our board of directors determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership, or any amendment that our board of directors, and, if required, our General Partner, determines to be necessary or appropriate in connection with the authorization and issuance of any class or series of our securities, or a change that the Board of Directors determines does not adversely affect the limited partners in any material respect.

32	Table of Contents

In addition, an affirmative vote of the holders of at least two-thirds of the outstanding units, including any units owned by our General Partner and its affiliates, is required to remove the General Partner.

The Marinakis family, including Mr. Evangelos M. Marinakis and Mr. Miltiadis E. Marinakis, have considerable influence on our corporate affairs and actions. For so long as the Marinakis family continues to beneficially own a majority of the outstanding common units, then it will have enhanced rights to direct our affairs, including the ability to form a quorum at a meeting of unitholders and to approve certain acts of unitholders that require only a vote of a majority of unitholders present in person or by proxy at such meeting. The interests of other holders of our common units may differ from the interests of the Marinakis family.

Capital Maritime and its affiliates, including the Marinakis family, may favor their own interests or the interests of our General Partner in any vote by our unitholders. Capital Maritime and its affiliates are not subject to the limitations on voting rights imposed on our other limited partners and would be attributed their pro rata share of any voting rights reallocated as a result of such limitations. These considerations may significantly impact any vote under the terms of our Partnership Agreement and may significantly affect the rights of holders of common units under our Partnership Agreement.

Please also read “—Unitholders have limited voting rights and our Partnership Agreement restricts the voting rights of unitholders owning 5% or more of our units.” for information on additional restrictions imposed by our partnership agreement.

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

We may not have sufficient cash available each quarter to pay a minimum quarterly distribution on our common units following the payment of fees and expenses and the establishment by our board of directors of cash reserves. In April 2016, in the face of severely depressed trading prices for publicly traded limited partnerships, including us, a significant increase in our cost of capital and potential loss of revenue, our board of directors took the decision to protect our liquidity position by creating a capital reserve and setting distributions on our common units at a level that our board of directors believed to be sustainable and consistent with the proper conduct of our business. We have paid significantly less than the minimum quarterly distribution on our common units since the first quarter of 2016. The minimum quarterly distribution is a target set in our Partnership Agreement. There is no requirement that we make a distribution in this amount.

Our distribution policy from time to time will depend on, among other things, shipping market developments and the charter rates we are able to negotiate when we charter our vessels, our cash earnings, financial condition and cash requirements, and could be affected by a variety of factors, including increased or unanticipated expenses, the loss of a vessel, required capital expenditures, reserves established by our board of directors, refinancing or repayment of debt, additional borrowings, compliance with the covenants in our financing arrangements, our anticipated future cost of capital, access to financing and equity and debt capital markets, including for the purposes of refinancing or repaying existing debt, and asset valuations. Our distribution policy may be changed at any time, and from time to time, by our board of directors.

33	Table of Contents

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

Mr. Evangelos M. Marinakis is the chairman of Capital Maritime, our sponsor. In addition, as of the date of this annual report, the Marinakis family, including Mr. Evangelos M. Marinakis, may be deemed to beneficially own a 56.7% interest in us, excluding treasury units of 2,122,352, through its beneficial ownership of, among other entities, Capital Maritime. Furthermore, Mr. Miltiadis E. Marinakis, Mr. Evangelos M. Marinakis’s son, is the owner of Capital GP L.L.C., our General Partner and Capital Gas.

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

34	Table of Contents

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

Although a majority of our directors are elected by common unitholders who are not affiliated with Capital Maritime, our General Partner has a substantial influence on decisions made by our board of directors. Please read “Item 6. Directors, Senior Management and Employees.”

35	Table of Contents

Capital Maritime and its affiliates may compete with us.

The omnibus agreement that we and Capital Maritime have entered into imposes certain mutual restrictions on the acquisition, ownership and operations, and provides for certain rights of first refusal in respect, of product and crude oil tankers. The omnibus agreement however contains significant exceptions. In addition, pursuant to the Umbrella Agreement, Capital Maritime granted the Partnership certain rights of first refusal over (i) transfers of LNG/C vessels owned by Capital Maritime to third-parties, opportunities to order newbuild LNG/C vessels of which Capital Maritime becomes aware and employment opportunities for LNG/C vessels of which Capital Maritime becomes aware and(ii) transfers to third parties of two certain liquid CO2 carriers and two certain ammonia carriers recently ordered by Capital Maritime and employment opportunities for such vessels. Please read “Item 4. Information on the Partnership—A. History and Development of the Partnership—Developments in 2023 and up to the filing of this Annual Report” for further information on the rights of first refusal granted by Capital Maritime pursuant to Umbrella Agreement.

However, Capital Maritime and its controlled affiliates still have significant ability to compete with us, which could harm our business. Please read “Item 7. Major Unitholders and Related Party Transactions—B. Related-Party Transactions” for further information.

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

Our Partnership Agreement contains provisions that restrict the standards and fiduciary duties to which our General Partner and directors may otherwise be held by or owed to you pursuant to Marshall Islands law. For example, our Partnership Agreement:

•	permits our General Partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our General Partner. Where our Partnership Agreement permits, our General Partner may consider only the interests and factors that it desires, and in such cases, it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our unitholders. Specifically, pursuant to our Partnership Agreement, our General Partner will be considered to be acting in its individual capacity if it exercises its right to call and purchase limited partner interests, including common units, preemptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our Partnership Agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our Partnership Agreement) or refrains from transferring its common units or general partner units, or votes upon the dissolution of the partnership;
•	provides that our General Partner and our directors are entitled to make other decisions in “good faith” if they reasonably believe that the decision is in our best interests;
•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the Conflicts Committee and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that neither our General Partner and its officers nor our directors will be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our General Partner or directors or its officers or directors or those other persons engaged in actual fraud or willful misconduct.

In order to become a limited partner of our partnership, a unitholder is required to agree to be bound by the provisions in the Partnership Agreement, including the provisions discussed above. Please read “Item 7. Major Unitholders and Related-Party Transactions—B. Related-Party Transactions.”

36	Table of Contents

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

The Partnership Agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders have no right to elect our General Partner, and our General Partner may not be removed except by a vote of the holders of at least two thirds of the outstanding units, including any units owned by our General Partner and its affiliates, and a majority vote of our board of directors. As of the date of this annual report, 23,924,586 common units are owned by unitholders other than the General Partner and its affiliates, representing 43.6% of our common units excluding treasury units of 2,122,352.

Our Partnership Agreement further restricts unitholders’ voting rights by providing that if any person or group, other than our General Partner, its affiliates, their transferees and persons who acquired such units with the prior approval of our board of directors, beneficially owns 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other unitholders of the same class holding less than 4.9% of the voting power of that class. As an affiliate of our General Partner, Capital Maritime is not subject to such limitation and will be attributed its pro rata share of any units reallocated as a result of such limitation. Further, this limitation does not apply to unitholders who acquire more than 5% of any class of units then outstanding (i) directly from the General Partner or its affiliates or (ii) with the prior approval of our board of directors.

As of the date of this annual report, based on 55,235,883 units issued and outstanding (excluding 2,122,352 treasury units and including 348,570 general partner units), the Marinakis family, including Mr. Miltiadis E. Marinakis, who beneficially owns 100% of our General Partner and Capital Gas, and Evangelos M. Marinakis, the chairman of Capital Maritime, may be deemed to beneficially own a 56.7% interest in us, through:

•	Capital Maritime, which beneficially owns 29,808,881 common units, representing 54.0% of the outstanding units;
•	Capital Gas, which beneficially owns 1,153,846 common units, representing 2.1% of the outstanding units; and
•	our General Partner, which may be deemed to beneficially own 348,570 general partner units representing a 0.6% interest in us.

37	Table of Contents

Our Partnership Agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our General Partner.

Our Partnership Agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our General Partner:

•	the unitholders will be unable to remove our General Partner without its consent so long as our General Partner and its affiliates or related persons own sufficient units to be able to prevent such removal. The vote of the holders of at least two thirds of all outstanding units voting together as a single class and a majority vote of our board of directors is required to remove the General Partner. As of the date of this annual report, based on 55,235,883 units issued and outstanding (excluding 2,122,352 treasury units and including 348,570 general partner units), the Marinakis family, including Mr. Miltiadis E. Marinakis, who beneficially owns 100% of our General Partner and Capital Gas, and Evangelos M. Marinakis, the chairman of Capital Maritime, may be deemed to beneficially own a 56.7% interest in us;
•	common unitholders elect five of the eight members of our board of directors. Our General Partner in its sole discretion has the right to appoint the remaining three directors;
•	election of the five directors elected by common unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the directors appointed by our General Partner will serve for terms determined by our General Partner;
•	our Partnership Agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management;
•	Unitholders have limited voting rights, as described under “—Unitholders have limited voting rights and our Partnership Agreement restricts the voting rights of unitholders owning 5% or more of our units”; and
•	we have substantial latitude in issuing equity securities without unitholder approval.

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

Our common units are equity interests and do not constitute indebtedness. Our common units rank junior to all indebtedness and other non-equity claims on us with respect to the assets available to satisfy claims, including in a liquidation of the Partnership. Additionally, holders of our common units are subject to the prior distribution and liquidation rights of any preferred units we may issue in the future. Our board of directors is authorized to issue classes or series of preferred units without the approval or consent of the holders of our common units. Any actual or possible reduction in the amount of distributions made on our common units could materially and adversely affect the market price of the common units.

38	Table of Contents

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

Since our initial public offering, we conducted a number of issuances of common and preferred units, and we may engage in additional such issuances in the future. For example, in December 2023 we issued 35,087,719 common units to finance a portion of the purchase price for the LNG/C vessels that we agreed to acquired pursuant to the Umbrella Agreement.

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

Our Partnership Agreement allows us to make working capital borrowings to pay distributions. Accordingly, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, please read “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources-Borrowings (Financing Arrangements)”.

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

39	Table of Contents

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

40	Table of Contents

As a “foreign private issuer” and a limited partnership, we are exempt from certain otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

We are a Marshall Islands limited partnership. The Nasdaq Global Select Market requires limited partnerships with listed units to comply with its corporate governance standards, subject to certain exceptions as set forth in Nasdaq Rule 5615(a)(4). As a foreign private issuer, we are not required to comply with all of the rules that apply to listed U.S. limited partnerships. In particular, our status as a foreign private issuer limited partnership exempts us from compliance with certain SEC laws and regulations and certain of the Nasdaq Global Select Market’s regulations, including the proxy rules, the beneficial ownership reporting and short-swing profits recapture rules of Section 16 of the Exchange Act, certain rules relating to disclosure regarding executive compensation, and certain governance requirements such as independent director oversight over the nomination of directors and executive compensation. In addition, we are not required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC. However, we have generally chosen to comply with most of the Nasdaq Global Select Market’s corporate governance rules as though we were a U.S. limited partnership. Although we are not required to have a majority of independent directors on our board of directors or to establish a compensation committee or a nominating/corporate governance committee, our board of directors has established an audit committee, a Conflicts Committee and a compensation committee comprised solely of independent directors. Accordingly, we do not believe there are any significant differences between our corporate governance practices and those that would typically apply to a U.S. domestic issuer that is a limited partnership under the corporate governance standards of the Nasdaq Global Select Market. However, these exemptions and leniencies reduce the frequency and scope of information and protections to which you are otherwise entitled as an investor and perceptions about the actual or possible reduction in the frequency and scope of information and protections to which our investors are entitled could materially and adversely affect the market price of the common units.

Pursuant to the Umbrella Agreement, we and the General Partner agreed to, in good faith, negotiate and jointly work with tax and other advisors to agree to mutually acceptable terms for our conversion from a Marshall Islands limited partnership to a corporation with customary corporate governance and, subject to reaching such agreement, use our reasonable best efforts to cause such conversion to have been completed by June 21, 2024. We can make no assurances as to the corporate governance provisions that would be adopted by us upon such conversion if such conversion occurs. See “—We may not complete our conversion from a Marshall Islands limited partnership to a corporation with customary corporate governance that we have committed to consider pursuant to the Umbrella Agreement.”

TAX RISKS

In addition to the following risk factors, you should read “Item 10. Additional Information—E. Taxation” below for a more detailed discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our units.

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

Under the Internal Revenue Code of 1986, as amended (the “Code”), 50% of the gross shipping income of a vessel-owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income generally is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code. We believe that we and each of our subsidiaries will qualify for this statutory tax exemption, and we will take this position for U.S. federal income tax return reporting purposes. See “Item 10. Additional Information—E. Taxation-Material U.S. Federal Income Tax Considerations—The Section 883 Exemption”. However, there are factual circumstances, including some that may be beyond our control, which could cause us to lose the benefit of this tax exemption. In addition, our conclusion that we currently qualify for this exemption is based upon legal authorities that do not expressly contemplate an organizational structure such as ours. Although we have elected to be treated as a corporation for U.S. federal income tax purposes, for corporate law purposes we are organized as a limited partnership under Marshall Islands law. Our General Partner will be responsible for managing our business and affairs and has been granted certain veto rights over decisions of our board of directors. Therefore, we can give no assurances that the IRS will not take a different position regarding our qualification, or the qualification of any of our subsidiaries, for this tax exemption.

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

41	Table of Contents

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

A.	History and Development of the Partnership

We are a limited partnership organized as Capital Product Partners L.P. under the laws of the Marshall Islands on January 16, 2007. We completed our initial public offering in April 2007. We maintain our principal executive headquarters at 3 Iassonos Street, Piraeus, 18537 Greece and our telephone number is +30 210 4584 950. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc. Our website address is www.capitalpplp.com. The SEC maintains an internet website at www.sec.gov that contains reports and other information regarding issuers, including us, that file electronically with the SEC. The information contained on, or that can be accessed through these websites is not part of, and is not incorporated into, this Annual Report.

Developments in 2023 and up to the filing of this Annual Report

LNG/C Vessel Acquisitions and Related Commitments

On November 13, 2023, we entered into the Umbrella Agreement with Capital Maritime and our General Partner. Pursuant to the Umbrella Agreement, we agreed, among other things, to purchase 11 newbuild LNG/C vessels from Capital Maritime for an aggregate acquisition price of $3,130.0 million (of which $2,023.8 million is payable to Capital Maritime). One of the Newbuild Vessels (LNG/C Amore Mio I) was delivered in December 2023 and another (LNG/C Axios II) was delivered in January 2024. The remaining Newbuild Vessels are expected to be delivered to the Partnership by 2027. Each Newbuild Vessel has or will have a capacity of 174,000 CBM and was built or is under construction at Hyundai. On December 21, 2023 we closed the Umbrella Agreement and entered into 11 Vessel SPAs to acquire 100% of the equity interests in each vessel-owning company of the Newbuild Vessels.

Upon entry into the Vessel SPAs for the Initial Vessels, namely the LNG/C vessels Axios II, Assos, Apostolos, Aktoras, Archimidis and Agamemnon, we paid to Capital Maritime a deposit of $174.4 million, or 10% of the aggregate acquisition price of such Initial Vessels. We closed the Vessel SPA for the Axios II upon delivery of the vessel on January 2, 2024 for a total consideration of $314.0 million and we expect to close the remaining acquisitions of each of the vessel-owning companies of the Initial Vessels upon each vessel’s delivery from Hyundai. The remaining purchase price with respect to each Initial Vessel will be paid upon delivery of such vessel and closing of the applicable Vessel SPA, with a total of $1,287.0 million remaining due for the Initial Vessels.

Upon entry into the Vessel SPAs for the Remaining Vessels, namely the LNG/C vessels Alcaios I, Antaios I, Athlos and Archon, the Partnership paid Capital Maritime $138.1 million to acquire 100% of the equity interests in each of the vessel-owning companies of such Remaining Vessels, which are expected to be delivered to the Partnership between the third quarter of 2026 and the first quarter of 2027. In addition to $101.1 million that we have paid to-date, we expect to pay an additional amount of $808.8 million to Hyundai in pre-delivery and delivery instalments for the Remaining Vessels.

To finance a portion of the purchase price for the Newbuild Vessels, the Partnership distributed rights to purchase common units (the “Rights”) to holders of common units on November 24, 2023 (the “Record Date”). The subscription price per common unit was $14.25 (the “Rights Offering Price”) (such offering, the “Rights Offering”). Pursuant to the Umbrella Agreement, Capital Maritime and the Partnership also entered into a Standby Purchase Agreement, pursuant to which Capital Maritime purchased from the Partnership, at the Rights Offering Price, the number of common units offered pursuant to the Rights Offering that were not issued pursuant to existing unitholders’ exercise of their Rights, or 34,641,731 common units. Capital Maritime also issued to the Partnership an unsecured seller’s credit in an amount up to $220.0 million to finance a portion of the purchase price for the Newbuild Vessels (the “Seller’s Credit”). See Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein.

Upon acquisition of the LNG/C Amore Mio I, we assumed indebtedness of $196.3 million in the form of a sale and leaseback transaction (the “2023 CMBFL - LNG/C AMI”) with CMB Financial Leasing Co., Ltd. (“CMBFL”). The 2023 CMBFL - LNG/C AMI has a tenor of 10 years and offers the option to repurchase the vessel at a predetermined price after the first anniversary of the arrangement, together with a purchase obligation of $98.2 million at the expiration of the lease in October 2033.

42	Table of Contents

Upon delivery of the LNG/C Axios II, the vessel commenced an index-linked, one-year time charter, which will be followed by a seven-year bareboat charter with BGT. BGT maintains an option to extend the charter by an additional three years. To partially finance the acquisition of the shares of the company owning the LNG/C Axios II, we entered into a new senior secured loan facility in an amount of $190.0 million with a duration of seven years from the acquisition of the vessel. In addition, we drew down $92.6 million under the Seller’s Credit to partially finance the acquisition of the shares of the company owning the LNG/C Axios II.

The parties to the Umbrella Agreement also agreed to take certain post-closing actions, including (i) changing the name of the Partnership, (ii) committing to negotiate to agree procedures for the conversion of the Partnership from a Marshall Islands limited partnership to a corporation with customary corporate governance and (iii) committing to explore the disposition of the Partnership’s container vessels and to abstain from acquiring additional container vessels. In addition, Capital Maritime granted the Partnership, beginning on December 21, 2023, rights of first refusal over (i) transfers of LNG/C vessels owned by Capital Maritime to third-parties, opportunities to order newbuild LNG/C vessels of which Capital Maritime becomes aware and employment opportunities for LNG/C vessels of which Capital Maritime becomes aware, in each case, for a period ending on December 21, 2033, (ii) transfers to third parties of two certain liquid CO2 carriers and two certain ammonia carriers recently ordered by Capital Maritime (the “New Energy Vessels”) for a period ending on the date on which Capital Maritime and its affiliates no longer beneficially own at least 25% of the issued and outstanding common units and (iii) if the Partnership acquires a New Energy Vessel from Capital Maritime, employment opportunities for such New Energy Vessel of which Capital Maritime becomes aware, for a period ending on the date on which Capital Maritime and its affiliates no longer beneficially own at least 25% of the issued and outstanding common units.

Other Vessel Acquisitions

On January 10, 2023, we acquired from Capital Maritime the shares of the company owning the M/V Itajai Express for total consideration of $122.5 million, which was funded through a cash deposit of $6.0 million advanced in June 2022, $8.5 million of cash at hand and $108.0 million of debt through a new sale and lease back agreement we entered into on December 23, 2022 with a duration of eight years (the “2022 Jolco”). The M/V Itajai Express has started her ten-year employment with Hapag-Lloyd, which, together with the optional periods, will expire in February 2039.

On February 17, 2023, we acquired from Capital Maritime the shares of the company owning the LNG/C Asterix I, for total consideration of $230.0 million, which was funded through a cash deposit of $12.0 million advanced in June 2022, $34.0 million of cash at hand and $184.0 million of debt through a new sale and lease back agreement we entered into on February 7, 2023 with a duration of 10 years (the “2023 CMBFL - LNG/C”). The LNG/C Asterix I was built by Hyundai. The LNG/C Asterix I has started her seven-year employment with Hartree, which will expire in December 2029.

On June 20, 2023, we acquired from Capital Maritime the shares of the company owning the M/V Buenaventura Express for total consideration of $122.5 million, which was funded through a cash deposit of $6.0 million advanced in June 2022, $16.5 million of cash at hand and $100.0 million of debt through a new credit facility we entered into on June 13, 2023 with a duration of eight years (the “2023 credit facility”). The M/V Buenaventura Express has started her ten-year employment with Hapag-Lloyd, which, together with the optional periods, will expire in August 2039.

43	Table of Contents

Financing Arrangements

On January 2, 2024, we assumed a syndicated credit facility led by ING, in an amount of $190.0 million, with a duration of seven years, for the purpose of partially financing the acquisition of the shares of the company owning the LNG/C Axios II.

On December 22, 2023, the vessel-owning company of the LNG/C Assos entered into a new sale and lease back agreement (the “2023 Jolco LNG/C Assos”) of up to $240.0 million, for the purpose of partially financing the acquisition of the shares of the vessel-owning company of the LNG/C Assos, with the Partnership acting as a parent guarantor. The amount is expected to be drawn, subject to the provisions of the sale and lease back agreement, upon the completion of the acquisition of the vessel from CMTC in May 2024.

On December 21, 2023, we assumed the 2023 CMBFL - LNG/C AMI, consisting of a $196.3 million a sale and leaseback transaction with a tenor of 10 years, which offers the option to repurchase the vessel at a predetermined price after the first anniversary of the arrangement, together with a purchase obligation of $98.2 million at the expiration of the lease in October 2033.

On December 21, 2023, Capital Maritime issued to the Partnership the unsecured Seller’s Credit in an amount up to $220.0 million to finance a portion of the purchase price for the Newbuild Vessels. The Seller’s Credit bears interest at a rate of 7.5% per annum and matures on June 30, 2027. The Seller’s Credit contains customary cross-default provisions. In addition, the Seller’s Credit contains a covenant requiring the Partnership to prepay any amount drawn under the Seller’s Credit on a quarterly basis beginning on March 31, 2027 by an amount equal to the excess over $75.0 million of the Partnership’s cash and cash equivalents that are freely available to the Partnership and able to be used by the Partnership for its general corporate purposes, less any actual or contemplated dividends or other distributions as at each applicable quarter end date. The Seller’s Credit also contains a covenant requiring the Partnership to prepay any amount drawn under the Seller’s Credit upon receipt of any new debt proceeds by the Partnership and/or its subsidiaries, excluding indebtedness which is secured by first priority security on a ship, in an amount equal to the net cash proceeds received by the Partnership and/or its subsidiaries after deducting fees, costs and expenses and after deducting the amount of such proceeds that have been used to refinance any existing indebtedness of the Partnership and its subsidiaries. On January 2, 2024, we drew down $92.6 million under the Seller’s Credit for the purpose of partially financing the acquisition of the shares of the company owning the LNG/C Axios II. In February and March 2024 upon the disposal of M/V Long Beach Express and the M/V Akadimos, and according to the terms of the Seller’s Credit, we repaid to Capital Maritime $12.8 million and $40.0 million, respectively. As of March 31, 2024, the amount outstanding under the Seller’s Credit amounted to $39.8 million and the remaining amount available to be drawn down by the Partnership amounted to $127.4 million.

On June 13, 2023, we entered into the 2023 credit facility, consisting of up to $100.0 million of available funds, for the purpose of partially financing the acquisition of the shares of the company owning the M/V Buenaventura Express. The full amount of the facility was drawn on June 15, 2023, and has a duration of eight years.

On March 14, 2023, the Partnership fully repaid the debt facility that we entered into with CMBFL in January 2021 amounting to $23.4 million with original maturity in February 2026 (“2021 CMBFL – Panamax”) with the purpose of partially financing the acquisition of three 5,089 TEU sister container vessels, namely the M/V Long Beach Express, the M/V Seattle Express and the M/V Fos Express.

On February 7, 2023, we entered into the 2023 CMBFL - LNG/C, consisting of up to $184.0 million of available funds, for the purpose of partially financing the acquisition of the shares of the company owning the LNG/C Asterix I. The full amount of the sale and lease back agreement was drawn on February 17, 2023, and has duration of 10 years.

Vessel Disposals

On March 1, 2024, we agreed to sell the M/V Athenian, the M/V Athos and the M/V Aristomenis (118,834, 118,888 and 118,712 DWT, respectively, 9,954 TEU container vessels, built in 2011 by Samsung Heavy Industries Co., Ltd.) to an unaffiliated party. The vessels are expected to be delivered to their buyer during the second quarter of 2024.

44	Table of Contents

On February 14, 2024 we agreed to sell the two remaining Panamax container vessels in our fleet, the M/V Fos Express and the M/V Seattle Express (68,579 and 68,411 DWT, respectively, 5,100 TEU, container vessels, built in 2008 by Hanjin Heavy Industries & Construction Co., Ltd., South Korea) to an unaffiliated party. We expect to deliver the M/V Fos Express and the M/V Seattle Express to their buyer during the second quarter of 2024.

On January 31, 2024, we agreed to sell the M/V Akadimos (115,534 DWT / 9,288 TEU, Eco-Flex, Wide Beam container vessel, built in 2015 by Daewoo-Mangalia Heavy Industries S.Α., Romania) to an unaffiliated party. The M/V Akadimos was delivered to its new owner on March 8, 2024.

On December 15, 2023 we agreed to sell the M/V Long Beach Express (68,618 DWT / 5,100 TEU, container vessel, built in 2008 by Hanjin Heavy Industries & Construction Co., Ltd., South Korea) to an unaffiliated party. The M/V Long Beach Express was delivered to its new owner on February 26, 2024.

On June 27, 2023, we agreed to sell the dry cargo vessel M/V Cape Agamemnon (179,221 DWT, built in 2010 by Sungdong Shipbuilding & Marine Engineering Co., Ltd, South Korea) to an unaffiliated party. The vessel was delivered to its new owner on November 7, 2023.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources-Borrowings (Financing Arrangements)” below for information regarding our financing arrangements.

Unit Repurchase Program

On January 26, 2023, our board approved a new unit repurchase program (the “Unit Repurchase Program”), providing the Partnership with authorization to repurchase up to $30.0 million of the Partnership’s common units, effective for a period of two years through January 2025. During 2023, we completed the repurchase, under the Unit Repurchase Program, of 304,283 units, for an average price per unit of $13.48 plus repurchase expenses. These units are held as treasury units by the Partnership and the amount of $4.1 million was recorded as a reduction in the Partnership’s Partners’ Capital as of December 31, 2023.

Developments in 2022

Acquisition of one LNG/C and three 13,312 TEU Container Vessels

On June 6, 2022, CPLP agreed to exercise its right of first offer and acquire, upon their respective delivery from the shipyard, one 174,000 cubic meter (“CBM”) latest generation X-DF LNG/C vessel and three 13,312 TEU hybrid scrubber-fitted Tier III and Phase III, dual fuel ready eco container sister vessels from Capital Maritime, for total consideration of $596.6 million.

One of the three 13,312 TEU Container vessels that CPLP agreed to acquire from Capital Maritime, the M/V Manzanillo Express, which was delivered to CPLP on October 12, 2022 and started her ten-year employment with Hapag-Lloyd, which, together with the optional periods, will expire in October 2038. The total consideration for the vessel was $121.6 million comprised of (i) a cash deposit of $6.0 million advanced to Capital Maritime in June 2022, (ii) $6.6 million in common units of CPLP (valued at the volume weighted average price of the common units of CPLP for the 30 trading days ending on the second trading day immediately prior to the Vessel acquisition, being 505,204 common units in total), (iii) $105.0 million of debt and (iv) $4.0 million of cash at hand.

45	Table of Contents

Financing Arrangements

On December 23, 2022, we entered into the 2022 Jolco of $108.0 million with the purpose of partially financing the acquisition of M/V Itajai Express.

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

See “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources-Borrowings (Financing Arrangements)” below for information regarding our financing arrangements.

Unit Repurchase Program

During 2022, we completed the repurchase, under the unit repurchase program approved in 2021, of 389,962 units, for an average price per unit of $15.13 plus repurchase expenses. These units are held as treasury units by the Partnership and the amount of $5.9 million was recorded as a reduction in the Partnership’s Partners’ Capital as of December 31, 2022.

Developments in 2021

Acquisition of six LNG/C vessels

On August 31, 2021, CPLP agreed to acquire three 174,000 CBM latest generation X-DF LNG/C vessels, namely, the LNG/C Aristos I, the LNG/C Aristarchos and the LNG/C Aristidis I, constructed at Hyundai, from CGC Operating Corp., for total consideration of $599.8 million comprised of (i) $147.1 million of cash on hand, (ii) the assumption of the $427.4 million of secured debt, (iii) the issuance of 1,153,846 (or $15.3 million in value) of new common units of CPLP at a premium to the unit trading price at the time of the agreement and (iv) $10.0 million of unsecured, interest free seller’s credit. The LNG/C Aristos I and the LNG/C Aristarchos were delivered to the Partnership on September 3, 2021, while the LNG/C Aristidis I was delivered on December 16, 2021. The LNG/C Aristos I and the LNG/C Aristidis I are under long-term time charters with BP with earliest expiration in October 2023 and December 2023, respectively. The LNG/C Aristarchos is under a long-term time charter with Cheniere, which expires the earliest in February 2025.

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

46	Table of Contents

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

On September 3, 2021, upon the delivery of the LNG/C Aristos I and the LNG/C Aristarchos we assumed debt in the form of sale and leaseback agreement with Bank of Communications Financial Leasing Co., Ltd, (“Bocomm”) of $148.9 million and $155.4 million respectively. Furthermore, we entered into the CGC Seller’s Credit in order to defer $10.0 million of the total purchase price of the LNG/C Aristos I and the LNG/C Aristarchos for up to 12 months from the vessels’ delivery date.

On January 22, 2021, we entered into an agreement for the sale and lease back of the vessels M/V Long Beach Express, M/V Seattle Express and M/V Fos Express with CMBFL for $10.0 million each. Furthermore, we entered into a seller’s credit agreement with CMTC (“CMTC Seller’s Credit”) in order to defer $6.0 million of the purchase price of the M/V Long Beach Express, M/V Seattle Express and M/V Fos Express for up to five years from the vessels’ delivery date.

See “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Borrowings (Financing Arrangements)” below for information regarding our financing arrangements.

Unit Repurchase Program

On January 25, 2021, the Partnership’s Board of Directors approved a unit repurchase plan for an amount of $30.0 million to be used for repurchasing the Partnership’s common units over the period of two years. During 2021, we completed the repurchase of 382,250 units, paying an average price per unit of $11.74 plus repurchasing expenses. These units are held as treasury units by the Partnership and the amount of $4.5 million was recorded as a reduction in the Partnership’s Partners’ Capital as of December 31, 2021.

47	Table of Contents

B.	Business Overview

We are an international owner of ocean-going vessels. Currently our fleet of 22 vessels consists of nine latest generation LNG/C vessels (0.7 million DWT and total capacity of 1.6 million CBM), 11 Neo-Panamax container carrier vessels (1.1 million DWT and total TEU capacity of 95,297), three of which we have agreed to sell to an unaffiliated party, and two Panamax container carrier vessels (0.1 million DWT and total TEU capacity of 10,178), both of which we have agreed to sell to an unaffiliated party. We expect to deliver each of the container carrier vessels that we have agreed to sell to their respective buyers during the second quarter of 2024. In addition, we have agreed to acquire nine additional latest generation LNG/C vessels to be delivered to the Partnership between the second quarter of 2024 and the first quarter of 2027. As of March 31, 2024, the DWT weighted average age of our fleet is approximately 6.2 years or, excluding the container carrier vessels that we have agreed sell, approximately 3.7 years. Of the 18 LNG/C vessels that we own or have agreed to acquire (which includes the nine latest generation LNG/C vessels we have agreed to acquire from Capital Maritime), 12 LNG/C vessels are currently chartered under medium- to long-term charters (with remaining revenue-weighted charter of approximately 7.4 years as of March 31, 2024, based on earliest possible expiration) to reputable charters, such as BP, Cheniere, Tokyo LNG Tanker Co. Ltd., LNG Marine Transport Limited, BGT, Engie, Qatar Energy Trading and Hartree.

All of our container carrier vessels are currently chartered under medium-to long-term charters (with remaining revenue-weighted charters of approximately 6.8 years as of March 31, 2024 based on earliest expiration) to reputable charterers, such as HMM and Hapag-Lloyd.

Our fleet is managed by our Managers, which are private companies. Capital-Executive and Capital Gas Management are ultimately controlled by Mr. Miltiadis Marinakis.

In connection with the Umbrella Agreement, we have agreed with Capital Maritime and our General Partner to change our business focus to concentrate on the LNG/C market. As part of this change in business focus, and pursuant to the Umbrella Agreement, we have committed to explore the disposition of our container vessels and abstain from acquiring additional container vessels. In addition to our commitment to concentrate our business on the LNG/C market, we also expect to focus on the wider energy transition gas market. While we expect to change our business focus to concentrate on the LNG/C market and the wider energy transition gas market such as the carriage of ammonia and liquid CO2, we can provide no assurances that in the future we will not return to the container market or the drybulk market, or that we will not explore additional shipping markets beyond the LNG/C market. We can also provide no assurances as to whether or when we will complete the disposition of our container vessels. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We may not realize the benefits anticipated from our change in business focus to concentrate on the LNG/C market and the wider energy transition gas, which could adversely affect the value of our securities” above.

Business Strategies

Our primary business objective is to increase cash available for distributions to our unitholders, while maintaining a strong financial position and growing our business. We aim to realize our business objectives through the following strategies:

•	Capitalize on growing demand for LNG shipping and other energy transition gas cargoes. We believe that demand for LNG and, as a result, for LNG shipping will continue to grow. Demand for natural gas is expected to continue to grow, as it is expected to play a major role in the transition to net zero carbon emissions. As a result, we believe that our investors are better served by increasing our exposure and focus on the LNG shipping industry and the wider energy transition gas market, while divesting where possible from our container business. In December 2023, we agreed to acquire 11 latest generation two-stroke (MEGA) LNG/C vessels, the first two of which were delivered in December 2023 and January 2024. We expect to take delivery of the remaining LNG/C vessels between the second quarter of 2024 and the first quarter of 2027. In connection with our intention to gradually divest from our container vessels, we have agreed to sell to unaffiliated third parties our remaining two Panamax container vessels and three of our remaining 11 Neo-Panamax container vessels, each of which we expect to deliver to their respective buyers during the second quarter of 2024. Previously, we sold one Panamax container vessel and one Neo-Panamax container vessel in February 2024 and March 2024, respectively.

In addition, we may expand in the maritime transportation of other gas cargoes such as liquefied petroleum gas (“LPG”) and LPG related cargoes, grey, blue and green ammonia and liquid CO2. We expect that demand for seaborne transportation of such cargoes will increase over the coming decades, as a result of the decarbonization of a number of industries.

•	Maintain a balanced chartering strategy. We pursue a balanced chartering strategy by entering into medium- to long-term, fixed-rate charters for the majority of our fleet in an effort to provide visibility of revenues and cash flows, while at the same time maintaining some market exposure by entering into shorter-term charters or keeping open positions. As our vessels come up for re-chartering, we aim to redeploy them under period contracts that reflect our expectations of prevailing market conditions. We believe that the DWT weighted average age of our LNG fleet of approximately 2.1 years as of March 31, 2024 and the fact that the additional nine LNG/C vessels that we have agreed to acquire will be newbuilds, compared to an industry average of 11.4 years and the fact that our latest generation LNG/C vessels deliver superior unit freight economics to our charterers compared to previous generation vessels, position us favorably to continue to secure medium- to long-term charters for our vessels. Of the 18 LNG/C vessels that we own or have agreed to acquire (which includes the nine latest generation LNG/C vessels we have agreed to acquire from Capital Maritime), 12 LNG/C vessels currently have in place medium- to long-term employment with remaining charter duration of 7.4 years and $2,191.5 million in contracted revenues.

•	Expand our fleet through accretive acquisitions. Subject to securing the required financing, we intend to evaluate potential acquisitions of both newbuilds and second-hand vessels in the LNG and energy transition gas markets. We also intend to continue to take advantage of opportunities afforded to us by our relationship with our sponsor, Capital Maritime. In addition to the 11 LNG/C vessels we agreed to acquire pursuant to the Umbrella Agreement, Capital Maritime granted the Partnership, beginning on December 21, 2023, rights of first refusal over (i) transfers of LNG/C vessels owned by Capital Maritime to third-parties, opportunities to order newbuild LNG/C vessels of which Capital Maritime becomes aware and employment opportunities for LNG/C vessels of which Capital Maritime becomes aware, in each case, for a period ending on December 21, 2033, (ii) transfers to third parties of the New Energy Vessels for a period ending on the date on which Capital Maritime and its affiliates no longer beneficially own at least 25% of the issued and outstanding common units and (iii) if the Partnership acquires a New Energy Vessel from Capital Maritime, employment opportunities for such New Energy Vessel of which Capital Maritime becomes aware, for a period ending on the date on which Capital Maritime and its affiliates no longer beneficially own at least 25% of the issued and outstanding common units.
•	Maintain and build on our ability to meet rigorous industry and regulatory safety standards. We believe that in order for us to be successful in growing our business, we need to maintain our vessel safety record and further build on our high level of customer service and support. Our Managers have strong records of vessel safety and compliance with rigorous health, safety and environmental protection standards, and are committed to providing our charterers with a high level of customer service and support, which we believe helps us to maintain relationships with our current customer base and further cultivate relationships with a number of additional major energy players.

48	Table of Contents

Our Customers

We provide marine transportation services under medium- to long-term time charters with a range of counterparties:

•	Hyundai Merchant Marine Co. Ltd, is an integrated logistics company, which has worldwide global service networks and diverse logistics facilities.
•	Hapag Lloyd-Aktiengesellschaft, is a German international shipping and container transportation company and one of the largest container carrier companies in terms of vessel capacity.
•	BP Gas Marketing Limited is part of the wider BP group and produces and distributes oil and natural gas. The company offers biofuels, motor oil, lubricants, petrol, crudes, liquefied natural gas, marine fuels, natural gas liquids, and petrochemicals. BP markets its products worldwide.
•	Cheniere Marketing International LLP is part of Cheniere Energy Inc., a liquefied natural gas company headquartered in Houston, Texas. Cheniere is a full-service LNG provider, with capabilities that include gas procurement and transportation, liquefaction, vessel chartering, and LNG delivery. Cheniere has one of the largest liquefaction platforms in the world, consisting of the Sabine Pass and Corpus Christi liquefaction facilities on the U.S. Gulf Coast, with expected total production capacity of approximately 45.0 million tons per annum of LNG operating or in commissioning.
•	Engie Energy Marketing Singapore Pte Ltd. is part of the wider Engie SA group, a French multinational utility company, headquartered in Paris, France, which operates in the fields of energy transition, electricity generation and distribution, natural gas, nuclear, renewable energy and petroleum. Engie supplies electricity in 27 countries in Europe and 48 countries worldwide.
•	Hartree Partners Power & Gas Company (UK) Limited. is a global energy and commodities firm privately held by management and Oaktree, a global investment manager with approximately $238.0 billion of assets under management as of the end of the year 2022.
•	Qatar Energy Trading LLC is a wholly owned subsidiary of QatarEnergy established in 2020, with the aim of establishing a dedicated LNG trading arm for QatarEnergy. Qatar Energy Trading has a total production capacity of 77 million tons per annum (“mtpa”), which is expected to grow to 142 mtpa by 2030.
•	Bonny Gas Transport Limited was established in 1989, following the incorporation of Nigeria LNG Limited (“NLNG”), to provide shipping capacity for NLNG which has a total production capacity of 22 mtpa of LNG and 5 mtpa of natural gas liquids from its six-train plant complex.

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

49	Table of Contents

Our Fleet

At the time of our initial public offering in 2007, our fleet consisted of eight vessels. As of December 31, 2018, our fleet consisted of 36 vessels. We completed the spin-off of our 25 vessel Tanker Business on March 27, 2019. Following the spin-off our fleet was comprised of 10 Neo-Panamax container carrier vessels and one Capesize bulk carrier vessel. In 2020 we completed the acquisition of three Neo-Panamax container carrier vessels and in the first half of 2021 the acquisition of three Panamax container carrier vessels. During the second half of 2021 we completed the acquisition of six LNG/C vessels while in May and December 2021, respectively, we completed the sale of two Neo-Panamax container carrier vessels. On June 6, 2022, we agreed to acquire, upon their respective delivery from the shipyard, one LNG/C and three Neo-Panamax container carrier vessels. The LNG/C was delivered in February 2023 and two of the Neo-Panamax container carriers were delivered in October 2022 and January 2023, respectively, while the third Neo-Panamax container carrier was delivered in June 2023. In July 2022 we also completed the sale of two Neo-Panamax container carrier vessels. In November 2023, we sold the M/V Cape Agamemnon. Also in 2023, we agreed to acquire 11 latest generation two-stroke (MEGA) LNG/C vessels, the first two of which were delivered in December 2023 and January 2024.

As a result we currently own a fleet of 22 vessels, which consists of nine latest generation LNG/C vessels (0.7 million DWT and total capacity of 1.6 million CBM), 11 Neo-Panamax container carrier vessels (1.1 million DWT and total TEU capacity of 95,297), three of which we have agreed to sell to an unaffiliated party, and two Panamax container carrier vessels (0.1 million DWT and total TEU capacity of 10,178), both of which we have agreed to sell to an unaffiliated party. We expect to deliver each of the container carrier vessels that we have agreed to sell to their respective buyers during the second quarter of 2024. In addition, we have agreed to acquire nine additional latest generation LNG/C vessels to be delivered to the Partnership between the second quarter of 2024 and the first quarter of 2027. As of March 31, 2024, the DWT weighted average age of our fleet is approximately 6.2 years or, excluding the container carrier vessels that we have agreed sell, approximately 3.7 years.

In connection with the Umbrella Agreement, we have agreed with Capital Maritime and our General Partner to change our business focus to concentrate on the LNG/C market. As part of this change in business focus, and pursuant to the Umbrella Agreement, we have committed to explore the disposition of our container vessels and abstain from acquiring additional container vessels. In addition to our commitment to concentrate our business on the LNG/C market, we also expect to focus on the wider energy transition gas market. While we expect to change our business focus to concentrate on the LNG/C market and the wider energy transition gas market such as the carriage of ammonia and liquid CO2, we can provide no assurances that in the future we will not return to the container market or the drybulk market, or that we will not explore additional shipping markets beyond the LNG/C market. We can also provide no assurances as to whether or when we will complete the disposition of our container vessels. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We may not realize the benefits anticipated from our change in business focus to concentrate on the LNG/C market and the wider energy transition gas market, which could adversely affect the value of our securities” above.

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

50	Table of Contents

VESSELS IN OUR FLEET

Vessel Name	Sister Vessels (1)	Year Built	DWT-TEU-CBM (5)	Management Agreement Expiration (2)	Charter Duration / Type (3)	Expiry of Charter (4)	Charterer	Description
CONTAINER CARRIER VESSELS
Manzanillo Express (11)	A	2022	142,411-13,312 TEU	Oct-27	10-yr TC	Jul-32	Hapag-Lloyd	Dual Fuel Ready Eco Container Carrier
Itajai Express (11)	A	2023	142,411-13,312 TEU	Jan-28	10-yr TC	Oct-32	Hapag-Lloyd	Dual Fuel Ready Eco Container Carrier
Buenaventura Express (11)	A	2023	142,411-13,696 TEU	June-28	10-yr TC	Mar-33	Hapag-Lloyd	Dual Fuel Ready Eco Container Carrier
Hyundai Prestige	B	2013	63,010-5,023 TEU	Aug-24	12-yr TC	Dec-24	HMM	Eco Wide Beam Container Carrier
Hyundai Premium	B	2013	63,010-5,023 TEU	Aug-24	12-yr TC	Jan-25	HMM	Eco Wide Beam Container Carrier
Hyundai Paramount	B	2013	63,010-5,023 TEU	Aug-24	12-yr TC	Feb-25	HMM	Eco Wide Beam Container Carrier
Hyundai Privilege	B	2013	63,010-5,023 TEU	Aug-24	12-yr TC	Mar-25	HMM	Eco Wide Beam Container Carrier
Hyundai Platinum	B	2013	63,010-5,023 TEU	Aug-24	12-yr TC	Apr-25	HMM	Eco Wide Beam Container Carrier
Athos (14)	C	2011	118,888-9,954 TEU	Jan-25	6.8-yr TC	Apr-26	Hapag-Lloyd	Container Carrier
Aristomenis (14)	C	2011	118,712-9,954 TEU	Jan-25	7.5-yr TC	Apr-26	Hapag-Lloyd	Container Carrier
Athenian (14)	C	2011	118,834-9,954 TEU	Jan-25	6.8-yr TC	Apr-26	Hapag-Lloyd	Container Carrier
Seattle Express (6)	D	2008	68,411-5,089 TEU	Feb-26	4.7-yr TC	Sep-25	Hapag-Lloyd	Container Carrier
Fos Express (6)	D	2008	68,579-5,089 TEU	Feb-26	4.7-yr TC	Sep-25	Hapag-Lloyd	Container Carrier
LNG/C VESSELS
Aristos I (7)	E	2020	81,978-174,000 CBM	Sep-26	5-yr TC	Oct-25	BP	LNG/C
Aristarchos (8)	E	2021	81,956-174,000 CBM	Sep-26	10-yr TC	May-31	Cheniere	LNG/C
Aristidis I (7)	E	2021	81,898-174,000 CBM	Dec-26	5-yr TC	Dec-25	BP	LNG/C
Attalos (7)	E	2021	81,850-174,000 CBM	Nov-26	4.2-yr TC	Oct-25	BP	LNG/C
Adamastos (9)	E	2021	82,095-174,000 CBM	Nov-26	7.2-yr TC	Sep-28	Engie	LNG/C
Asklipios (8)	E	2021	81,882-174,000 CBM	Nov-26	10-yr TC	Aug-31	Cheniere	LNG/C
Asterix I (10)	E	2023	81,932-174,000 CBM	Feb-28	7-yr TC	Dec-29	Hartree	LNG/C
Amore Mio I (12)	E	2023	82,076-174,000 CBM	Dec-28	3-yr TC	Sep-26	Qatar Energy Trading	LNG/C
Axios II (13)	E	2024	82,271-174,000 CBM	Jan-29	7-yr BB	Jan-32	BGT	LNG/C
TOTAL FLEET			1,973,645 DWT-105,475 TEU-1,566,000 CBM

(1)	Sister vessels and shipyards of origin are denoted in the tables by the following letters: (A): these vessels were built by Hyundai Samho Heavy Industries Co. Ltd; (B): these vessels were built by Hyundai Heavy Industries Co. Ltd, South Korea; (C): these vessels were built by Samsung Heavy Industries Co. Ltd; (D): these vessels were built by Hanjin Heavy Industries & Construction Co., Ltd.; and (E): these vessels were built by Hyundai Heavy Industries Co., Ltd.
(2)	Our vessels are managed under floating fee management agreements entered into with our Managers. For additional details regarding our management agreement, please see “-Our Management Agreements” above.
(3)	TC: Time Charter; BB: Bareboat Charter.
(4)	Earliest possible redelivery date.
(5)	DWT: Dead Weight Ton, TEU: Twenty-foot Equivalent Units, CBM: Cubic Meter.

51	Table of Contents

(6)	In September 2020, each of the vessel-owning companies of the M/V Seattle Express and the M/V Fos Express entered into a time charter agreement with Hapag-Lloyd for a period of 56 to 60 months. The charterer has the option to extend the time charters of the vessels by 24 months (+/- 60 days) plus 12 months (+/- 45 days). The charters of the M/V Seattle Express and the M/V Fos Express commenced for both vessels in January 2021. In February 2024, we agreed to sell these two vessels to an unaffiliated party and the vessels are expected to be delivered to their buyer in the second half of 2024.
(7)	In 2019, each of the vessel-owning companies of the LNG/C Aristos I, the LNG/C Aristidis I and the LNG/C Attalos, entered into a time charter agreement with BP for a period of 3 years (+/- 30 days). The charterers have three two-year options (+/- 30 days) and one three-year option (+/- 30 days). The charters of the LNG/C Aristos I and the LNG/C Aristidis I commenced in November 2020 and January 2021 respectively. The charter of the LNG/C Attalos commenced in November 2022, previously the vessel was under a 15-month (+/- 30 days) time charter with BP. In February and March 2023, the charterer exercised its option to extend the time charter of the LNG/C Aristos I and LNG/C Aristidis I by two years (+/- 30 days), respectively.
(8)	In April 2021, each of the vessel-owning companies of the LNG/C Aristarchos and the LNG/C Asklipios, entered into a time charter agreement with Cheniere until March 15, 2025 (+/- 30 days) and February 5, 2025 (+/- 30 days). Each charter has two one-year options (+/- 30 days). The charters of the LNG/C Aristarchos and the LNG/C Asklipios commenced in June 2021 and September 2021, respectively. In August 2022 both vessels amended their time charter agreement with Cheniere and extended them until June 14, 2031 (+/- 30 days) and September 28, 2031 (+/- 30 days), respectively. After the amendment each charter has two two-year options (+/- 30 days).
(9)	In July 2021, the vessel-owning company of the LNG/C Adamastos, entered into a time charter agreement with Engie for a period of 1,890 days (+90/-45 days) or for a period of 2,620 days (+90/-45 days) if the charterer exercises its option on or prior to May 2023. The charter of the LNG/C Adamastos commenced in August 2021. In May 2022, the charterer elected the second period of 2,620 days (+90/-45 days).
(10)	In January 2022, the vessel-owning company of the LNG/C Asterix I, entered into a time charter agreement with Hartree for a period of 1,825 days (+/-60 days) or for a period of 2,555 days (+/-60 days) if the charterer exercises its option on or prior to January 2025. The charter has one two-year option (+/- 30 days). In January 2023, the charterer selected the period of 2,555 days (+/-60 days). The charter of the LNG/C Asterix I commenced in February 2023.
(11)	In June 2021, the vessel-owning companies of the M/V Manzanillo Express, the M/V Itajai Express and the M/V Buenaventura Express, entered into a time charter agreement with Hapag-Lloyd for a period of 120 months (+/-90 days). The charterers have three two-year options (+/- 45 days). The charters of the M/V Manzanillo Express, the M/V Itajai Express and the M/V Buenaventura Express commenced in October 2022, January 2023, and June 2023, respectively.
(12)	In October 2022, the company owning the LNG/C Amore Mio I, entered into a time charter agreement with Qatar Energy Trading for a period of up to October 1, 2026 (+30/-30 days). The time charter of the LNG/C Amore Mio I commenced on October 31, 2023.
(13)	In November 2023, the company owning the LNG/C Axios II agreed with BGT to enter into a seven year (+30/-30 days) Bareboat charter commencing in the first quarter of 2025. The charterer has the option to extend the charter for 36 months (+30/-30 days). In December 2023 the company owning the LNG/C Axios II entered into a one-year time charter at a market-linked rate which commenced in January 2024. Upon the completion of the one-year time charter, the vessel will perform the seven-year bareboat charter with BGT.
(14)	In March 2024, we agreed to sell the M/V Athos, the M/V Aristomenis and the M/V Athenian to an unaffiliated party. The vessels are expected to be delivered to their buyer in the second half of 2024.

52	Table of Contents

Our Charters

Our vessels are chartered with remaining revenue-weighted charter duration of approximately 7.3 years as of March 31, 2024. Under certain circumstances, we may operate our vessels in the spot market or certain of our vessels may remain idle until they are fixed under appropriate medium- to long-term charters. As our vessels come up for re-chartering, depending on the prevailing market rates, we may not be able to re-charter them at levels similar to their current charters, or at all, which may affect our business, financial condition, results of operations, cash flows, and ability to make distributions and service or refinance our debt. Please read “—Our Fleet” above for more information on our time charters, including counterparties, expected expiration dates of the charters and daily charter rates.

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

53	Table of Contents

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

In compliance with the IMO’s ISM code, our Managers operate under safety management systems certified by Lloyd’s Register of Shipping (“LRS”). Capital-Executive’s management systems also comply with the Environmental Management Standard ISO 14001, the Occupational Health & Safety Management System ISO 45001 and the Energy Management Standard 50001, all of which are certified by LRS. In addition, Capital-Executive has implemented an “Integrated Management System Approach” verified by the LRS.

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

Capital-Executive and Capital Gas Management currently outsource in part or in full the technical management and crewing of five container carrier vessels and six LNG/C vessels to third parties.

Crewing and Staff

Capital-Executive and Capital Gas Management, through a Capital Maritime subsidiary in Romania and crewing offices in Romania, Russia and the Philippines, recruit senior officers and crews for our vessels. Our vessels are currently manned primarily by Romanian and Russian officers and Filipino ratings. We believe that Capital-Executive and Capital Gas have significant experience in operating vessels in this configuration and have access to a pool of certified and experienced crew members whom they can recruit to man our vessels. In addition, Capital Gas Management also recruits crew for our LNG/C vessels through third-party managers and manning offices.

The LNG/C vessels are currently manned primarily by Romanian, Ukrainian, Russian and Greek officers and Filipino ratings. The continued hostilities between Russia and Ukraine might adversely impact our ability to safely repatriate Russian and Ukrainian officers and make the ability to perform regular crew changes problematic, as travel may not be available. This could impact the smooth operations of vessels as new officers and crews are sourced which may not have the familiarity of the vessel that they are joining. The extent to which this war will impact the Partnership’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Accordingly, an estimate of the impact cannot be made at this time.

54	Table of Contents

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

For the maintenance of the class certificate, regular and occasional surveys of hull and machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•	Annual surveys, which are conducted for the hull and the machinery at intervals of 12 months (or up to 15 months) from the date of commencement of the class period indicated on the certificate.
•	A bottom survey, which is an examination of the outside of the ship’s bottom and related items, and is normally carried out with the ship in dry-dock. However, the classification society may give consideration to alternate examination while the ship is afloat as an in-water survey. An in-water survey is not be permitted for ships 15 years of age and over that are assigned the notation ESP. A minimum of two bottom surveys are to be held in each five-year special survey period and the maximum interval between successive bottom surveys may not exceed three years. One of the two bottom surveys required in each five-year period is to coincide with the special survey. Non-ESP vessels (i.e., containers and LNG) are eligible to apply to the flag administration for the vessel to be placed on an Extended Dry-Docking (“EDD”) regime thus extending the bottom surveys to 7.5 years. The EDD scheme provides commercial flexibility and reduced operating expenses during the survey periods.
•	Intermediate surveys, which are extended annual surveys and are typically conducted each two and a half years (or up to three years) after completion of each class renewal survey. In the case of newbuilds or vessels of up to 15 years of age, the requirements of the intermediate survey can be met through an underwater inspection in lieu of dry-docking the vessel. Intermediate surveys may be carried out on the occasion of the second or third annual survey.
•	Vessels above 15 years of age, subject to enhanced survey requirements, are also dry-docked twice during each five-year cycle for inspection of the underwater parts and any deficiencies identified during the inspections need to be rectified either during the inspection or at a later stage if that is found to be appropriate based on its classification society. The classification surveyor in this case will issue a “recommendation” which must be rectified by the ship-owner within prescribed time limits.

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

55	Table of Contents

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the IACS. All of our vessels are certified as being “in class” by IACS members including ABS, BV, DNV, KR, and Lloyd’s Register. All new and second-hand vessels that we may purchase must be certified prior to their delivery under our standard agreements. If any vessel we contract to purchase is not certified as “in class” on the date of closing, under our standard purchase agreements, we will have no obligation to take delivery of such vessel.

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

We believe our current insurance program is prudent. We currently carry the traditional range of marine and liability insurance coverage for each of our vessels to protect against most of the accident-related risks involved in the conduct of our business. Specifically we carry:

•	Hull and machinery insurance, which covers loss of or damage to a vessel due to marine perils such as collisions, grounding and heavy weather. Coverage is usually to an agreed “insured value” which, as a matter of policy, is never less than the particular vessel’s fair market value. Cover is subject to policy deductibles which are always subject to change;
•	Increased value insurance, which enhances hull and machinery insurance cover by increasing the insured value of the vessels in the event of a total loss casualty;
•	Protection and indemnity insurance, which is the principal coverage for third-party liabilities and indemnifies against such liabilities incurred while operating vessels, including injury to the crew, third parties, cargo or third-party property loss (including oil pollution) for which the shipowner is responsible. We carry the current maximum available amount of coverage for oil pollution risks, $1.0 billion per vessel per incident;
•	War risks insurance, which covers such items as piracy and terrorism; and
•	Freight, demurrage and defense cover, which is a form of legal costs insurance covering certain costs of prosecuting or defending commercial (usually uninsured operating) claims.

56	Table of Contents

Not all risks are insured and not all risks are insurable. The principal insurable risks, which remain uninsured across our fleet, are “loss of hire” and “strikes”.

The following table sets forth certain information regarding our insurance coverage as of December 31, 2023:

Type	Aggregate Sum Insured for All Vessels in Our Existing Fleet
Hull and Machinery	$3.4 billion
Increased Value (including Excess Liabilities)	$765.0 million additional “total loss” coverage
Hull & Machinery (War Risks)	$4.2 billion
Protection and Indemnity (P&I) Pollution Liability Claims	Up to $1.0 billion per incident per vessel

Competition

We operate in a highly fragmented, highly diversified global market with many charterers, owners and operators of vessels.

Competition for charters can be intense. The ability to obtain favorable charters depends, in addition to price, on a variety of other factors, including the location, size, age, condition and acceptability of the vessel and its operator to the charterer. Although we believe that at the present time no single company has a dominant position in the markets in which we operate, that could change and we may face substantial competition for medium-to long-term charters from a number of experienced companies who may have greater resources or experience than we do when we try to charter our vessels. However, we believe our ability to comply better with the rigorous standards of major charterers relative to less qualified or experienced operators allows us to effectively compete for new charters.

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

57	Table of Contents

United States Requirements

The United States regulates the shipping industry with extensive environmental protection requirements and a liability regime addressing violations and the cleanup of oil spills, primarily through the Oil Pollution Act of 1990 (“OPA 90”), CERCLA and certain coastal state laws.

Under OPA 90, vessel operators, including vessel owners, managers and bareboat or “demise” charterers, are “responsible parties” who share strict joint and several liability for all containment and clean-up costs and other damages arising from oil spills from their vessels. These “responsible parties” would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. OPA 90 liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, is the greater of $1,200 per gross ton or $997,100 (subject to periodic adjustment for inflation). However, these limits of liability do not apply if an incident was proximately caused by the violation of an applicable United States federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act. OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters.

CERCLA applies to the discharge of hazardous substances (other than oil) whether on land or at sea in U.S. jurisdictional waters, and contains a liability regime that provides for recovery of cleanup costs and damages to natural resources. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying any hazardous substances as cargo, or the greater of $300 per gross ton or $0.5 million for any other vessel, per release of or incident involving hazardous substances. As with OPA 90, these limits of liability do not apply if the incident is caused by gross negligence, willful misconduct, violation of certain regulations or if the responsible party fails or refuses to report the incident or fails to provide all reasonable cooperation and assistance requested in response activities, in which case, liability is unlimited. While OPA 90 and CERCLA would not apply to the discharge of LNG, these laws may affect us because we carry oil as fuel, lubricants for our engines and other maintenance chemicals, and the discharge of these could cause an environmental hazard. We believe that we are in material compliance with OPA 90, CERCLA and all applicable state and local regulations in U.S. ports where our vessels call.

The Clean Water Act requires owners and operators of vessels to adopt contingency plans for reporting and responding to oil spill scenarios up to a “worst case” scenario and to identify and ensure, through contracts or other approved means, the availability of necessary private response resources to respond to a “worst case discharge.” In addition, periodic training programs, drills for shore and response personnel, and for vessels and their crews, are required. Our vessel response plans have been approved by the USCG. The Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes significant penalties for damage caused by water pollution.

U.S. EPA regulations govern the discharge into U.S. waters of ballast water and other substances incidental to the normal operation of vessels. Under EPA regulations, our vessels are required to obtain coverage under the EPA 2013 Vessel General Permit (“VGP”) by submitting a Notice of Intent. The VGP incorporates current USCG requirements for ballast water management as well as supplemental ballast water requirements, and includes technology-based and water-quality based limits for other discharges, such as deck runoff, bilge water and gray water. USCG regulations will phase in stricter VGP ballast management requirements in the future and U.S. EPA has announced plans to publish new vessel discharge standards in late 2024, which could ultimately replace the VGP program by 2026.

58	Table of Contents

Administrative obligations, such as monitoring, recordkeeping and reporting requirements also apply. Implementation of the water treatment standards adopted by the USCG/EPA is required earlier than the implementation of equivalent standards agreed by the IMO. For trading in U.S. waters, vessels are to be fitted with ballast water treatment systems approved by the USCG at the first bottom survey after January 1, 2016. A number of BWTS technologies have Alternate Management System (“AMS”) extension approvals and a number of other systems have recently received a USCG type BWTS approval. As of the date of this Annual Report, all of our vessels are equipped with BWTS.

The Clean Air Act requires the EPA to promulgate standards applicable to emissions of volatile organic compounds, hazardous air pollutants and other air contaminants. The Clean Air Act also requires states to draft State Implementation Plans (“SIPs”) designed to attain national health-based air quality standards, which have significant regulatory impacts in controlling air emissions from all sources. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Individual states, including California, also regulate vessel emissions within state waters. California also has adopted fuel content regulations that will apply to all vessels sailing within 24 miles of the California coastline or whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. In addition, the IMO designates areas extending 200 miles from the U.S. territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Sulphur Emission Control Areas and NOx Emission Control Areas under amendments to the Annex VI of MARPOL (discussed below). In addition, regulatory initiatives to require cold-ironing (shore-based power while docked) or alternative emission reduction measures are under consideration, have been adopted, or are in the process of adoption in a number of jurisdictions to reduce air emissions from docked ships. Compliance with these regulations entails significant capital expenditures or otherwise increases the costs of our operations.

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

59	Table of Contents

 EU requirements

In September 2020, the EU agreed to cut greenhouse gas (“GHG”) emissions by at least 55% by 2030 and to become climate neutral by 2050.

The EU has developed a legislative package, called “Fit for 55” aimed to pave the way to the 2030 GHG emissions target. It is considered one of the most ambitious regulatory frameworks to reverse climate change and build a sustainable economy and it is in line with the Paris Agreement objective to keep the global temperature increase to well below 2o C and pursues efforts to keep it below 1.5o C. The legislative package consists of both new technical and market based regulations along with the revision of existing ones. The “Fit for 55” package was tabled in July 2021 to respond to the requirements in the EU Climate Law to reduce Europe’s net GHG emissions and updated when the European Commission proposed more ambitious targets on renewable energy and energy efficiency in the “REPowerEU” plan to respond to Russia’s invasion of Ukraine and boost Europe’s energy security. The final legislative package is expected to reduce EU net GHG emissions by 57% by 2030. While this legislative package is a central part of the European “Green Deal”, work continues on other pending legislative files and proposals, and on the implementation of legislation in the Member States.

The EU began accounting for seaborne emissions generated in European territorial waters in 2018 with the EU MRV Regulation. In the context of the “Fit for 55” legislative package, the proposals affecting the maritime industry are:

•	Emission Trading System (“ETS”) Directive: The EU has determined that maritime shipping will be included in the ETS as from 2024 in the absence of a comparable system operating under the IMO, with the ships presently reporting emissions under the EU MRV Regulation required to purchase CO2 emission credits.
•	The revision of the EU ETS Directive entered into force on June 5, 2023. From January 1, 2024, the maritime industry has been gradually integrated into the European Emission Trading System (“EU ETS”). Shipping companies operating in European territorial waters are required to submit at the end of each reporting period the equivalent amount of European Emissions Allowances (“EUAs”) based on their verified monitored emissions of the previous year. The emissions covered under the EU ETS are:
•	100% of the emissions of intra EU voyages;
•	50% of the emissions of voyages departing from or arriving to a port of a member State and a port of a third country;
•	100% of the emissions generated at berth in EU port.

Implementation for the maritime industry began on January 1, 2024 for cargo and passenger ships of 5000 gross tonnage and above.

Starting from 2025, shipping companies will be required to surrender by September 30 of each year, EUAs corresponding to their verified GHG emissions of the previous monitoring year. There will be a gradual phase-in of the required allowances to be submitted.

•	By September 30, 2025, surrender of EUAs corresponding to 40% of 2024 verified CO2 emissions.
•	By September 30, 2026, surrender of EUAs corresponding to 70% of 2025 verified CO2 emissions.
•	By September 30, 2027, surrender of EUAs corresponding to 100% of 2026 verified CO2, CH4 and N2O emissions.

Shipping companies will need to surrender allowances to the EU Member State which corresponds to their administering authority. The allowances will need to be submitted through the maritime operator holding account for that EU Member State. Failure to surrender allowances within the deadline for a single ship can affect compliance for an entire fleet. Companies that fail to surrender allowances are liable for an excess emissions penalty of 100 Euros per tonne of CO2 and are still liable for surrender of the required allowances.

In line with the “polluter pays” principle, a shipping company could, by means of a contractual arrangement, hold the entity that is directly responsible for the decisions affecting the CO2 emissions of the ship accountable for the compliance costs under this Directive. This entity would normally be the entity that is responsible for the choice of fuel, route and speed of the ship.

60	Table of Contents

During the fourth quarter of 2023, we took proactive steps to prepare for upcoming ETS regulation by:

•	Quantifying and projecting our EUAs exposure.
•	Identifying operational processes that need to be established to comply with the regulations.
•	Revising and enhancing our legal documentation and time charter agreements to align with regulatory requirements.
•	Systems configuration for monitoring and reporting.

These actions were aimed at ensuring our readiness and compliance with the evolving regulatory landscape.

•	“FuelEU” Maritime Regulation: This is a technical measure that incentivizes the production and uptake of sustainable low carbon and renewable fuels. From January 1, 2025, the GHG intensity of energy consumed onboard vessels on European voyages will be evaluated on a well-to-wake (“WtW”) basis. Starting from 2025, an upper limit of GHG intensity—which is calculated based on the EU MRV data from 2020—will be gradually decreased every five years from 2% in 2025 to 80% in 2050. The regulation sets an upper limit on energy’s GHG intensity, expressed in gCO2eq/megajoule. The reference value is set at 91.16 grams of CO2e per megajoule based on energy used on board by ships in 2020, determined by the reported data in the framework of Regulation (EU) 2015/757, EU MRV. In order to ensure that the energy used on board will be less carbon intensive over time, the GHG intensity limit will be periodically reduced. For each reporting year, the energy used on board must be below the reference GHG intensity. If the actual GHG intensity is higher, a remedial penalty will be imposed. When a ship has a compliance deficit for two or more consecutive reporting periods, the remedial penalty will be multiplied by a factor that is increased for each year of non-compliance. The progressive reduction of upper limit of GHG intensity is intended to incentivize the development and uptake of biofuels and renewable fuels of non-biological origin (“RFNBOs”). Furthermore, the regulation permits a ship to bank a compliance surplus during a reporting period and use it in the following reporting period. In addition, several vessels of the same or different owners may create a compliance pool so as to take advantage of their aggregate surplus.

Additionally, from January 1, 2030, containerships and passenger ships will be required to connect to onshore power supply (“OPS”) and use it for all energy needs while at berth in a port of call under the jurisdiction of a Member State. Similar to the ETS, non-compliance may lead to fines and vessels being banned from EU waters.

The “FuelEU” maritime regulation supports LNG as a transitional fuel, allowing LNG-powered vessels to comply up to the reporting period of 2035 to 2040. Moreover, the “FuelEU” maritime regulation “pooling” mechanism may create upside potential. After conducting an internal assessment of the impact of the “FuelEU” maritime regulation on our fleet, we anticipate that we will not incur any penalties in the short to medium term.

•	Alternative Fuel Infrastructure Regulation (“AFIR”): In July 2023 AFIR was revised to support the objectives of the “FuelEU” maritime regulation by requiring EU Member States to speed up the provision of LNG bunkering terminals and OPS in major ports as follows:
•	Containerships and passenger ship terminals are required to have provisions by January 1, 2030 for OPS that meet 90% of the expected demand of those ports for containerships and passenger ships over 5,000 gross tonnage, where there are a certain number of port calls by those ship.
•	Sets targets from 1 January 2025 for the supply of liquid methane through an appropriate number of refueling points (as determined by the Member States) in maritime ports.

61	Table of Contents

These targets are aligned and consistent with the “FuelEU” maritime regulation.

•	Renewable Energy Directive (“RED II”): RED II sets renewable energy targets for Member States, energy content of fuels, GHG emissions, savings calculations and values for various renewable fuels, and other targets for the transport sector. RED II may be revised to set more ambitious goals on the share of energy derived from renewable sources for the EU’s gross final consumption by 2030 and to set the sustainability criteria for biofuels, biogas and renewable fuels of non-biological origin. This proposal sets binding combined sub-targets for advanced biofuels and RFNBOs in the share of renewable energies supplied to transport sector by 2030. Additionally, the proposal includes a revision that renewable energy sources are to include domestic and international marine bunkers.
•	Energy Taxation Directive: A revision of the Energy Taxation Directive has been proposed to align the taxation of energy products and electricity with the EU’s energy, environment and climate policies. This will be done by taxing fuels that pollute at higher rates than those of less polluting and more sustainable alternative fuels. A specific provision of the proposal affecting the maritime transport sector is to remove tax exemption from conventional fuels used between EU ports and incentivize the uptake of alternative fuels by keeping them tax exempt for a transitional period of ten years. Member States can also apply a tax exemption to shore-side electricity to incentivize its use.

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

62	Table of Contents

Nitrogen Oxide (“NOx”) is one of the gaseous pollutants from ships regulated by the International Convention for the Prevention of Pollution from Ships (“MARPOL Annex VI(1)”), published by the IMO. Under Regulation 13 of MARPOL Annex VI, three tiers of NOx emission limits are set for diesel engines with a power output higher than 130 kW, i.e., Tier I, Tier II and Tier III. Each Tier limits the NOx emission to a specific value based on the rated engine speed. Diesel engines for installation on a ship constructed on or after January 1, 2016 are subject to IMO Tier III requirements when the ship is operating in a NOx Tier III emission control area (a “NOx ECA”) designated under Regulation 13 of MARPOL Annex VI.

The North American area, the United States Caribbean Sea area, the Baltic Sea area and the North Sea area are currently designated as NOx ECAs.

Air emissions requirements are driving the development of primary engine technologies and secondary exhaust emissions abatement systems to reduce exhaust emissions from ships. As a result, a number of techniques and design features are utilized by internal combustion engine manufacturers to reduce NOx emissions. The predominant technologies used to achieve compliance with the IMO Tier III limit include reduction of NOx emission at the source and the treatment of the exhaust gas after combustion. Compliance with NOx Tier III increases the capital expenses of vessels due to the introduction of complex installations of technologies to treat exhaust gas after combustion.

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

Vessels that transport gas, including LNG/C vessels, are also subject to the International Gas Carrier Code (“IGC”) which provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. Each of our vessels is in compliance with the IGC Code. Our ship manager holds a document of compliance under the ISM code for operation of Gas Carriers.

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

As of the date of this Annual Report, all of our vessels are equipped with BWTS.

63	Table of Contents

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

IMO continues to contribute to the global fight against climate change, in support of the UN Sustainable Development Goal 13, to take urgent action to combat climate change and its impacts. In 2018, IMO adopted an initial strategy on the reduction of GHG emissions from ships, setting out a vision which confirms IMO’s commitment to reducing GHG emissions from international shipping and to phasing them out as soon as possible. The initial GHG strategy envisages, in particular, a reduction in carbon intensity of international shipping (to reduce CO2 emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008), and that total annual GHG emissions from international shipping be reduced by at least 50% by 2050 compared to 2008. In June 2021, the IMO adopted extensive new CO2 regulations applicable to existing ships. The Energy Efficiency Existing Ship Index (“EEXI”) addresses the technical efficiency of ships and the Carbon Intensity Indicator (“CII”) rating scheme addresses the operational efficiency of ships. A ship’s EEXI is a one-time certification and it indicates the ship’s energy efficiency compared to a baseline derived from the ship’s Energy Efficiency Design Index. The calculated attained EEXI value for each individual ship must be below the required EEXI to ensure the ship meets a minimum energy efficiency standard. An energy efficiency certificate is issued when the EEXI is verified, which must be no later than the first annual, intermediate or renewal International Air Pollution Prevention survey or, for ships delivered after January 1, 2023, delivery of the initial International Energy Efficiency certificate. From 2023, the CII requirements took effect for our entire fleet, with the first annual reporting on carbon intensity completed in 2023 and the first rating to be given in 2024. Within 3 months after the end of each calendar year, ships are required to calculate the attained annual operational CII over a 12-month period using data from the IMO Data Collection System and report it to its flag administration or recognized organization who is required to:

•	determine whether the data has been properly reported,
•	verify the attained annual operational CII,
•	determine the operational carbon intensity rating (A, B, C, D or E)
•	issue a Statement of Compliance related to fuel oil consumption reporting and annual operational carbon intensity rating.

64	Table of Contents

For ships rated as “D” for three consecutive years or rated as “E” for one year, on the subsequent year, the Ship Energy Efficiency Management Plan Part III shall be amended with a plan of corrective actions to achieve the required annual operational CII. The Partnership has developed procedures and monitoring tools, which are already in place, for effective management of CII implementation. We expect to obtain official ratings for the vessels in our fleet within May 2024.

Moreover, the IMO Marine Environment Protection Committee (“MEPC”) held its 80th session from July 3 to July 7, 2023 and reached consensus on the revision of its Initial IMO Strategy on Reduction of GHG Emissions from Ships and approved the 2023 IMO Strategy on Reduction of GHG Emissions from Ships (the “2023 IMO GHG Reduction Strategy”).

The objectives of 2023 IMO GHG Reduction Strategy are:

•	enhancing IMO’s contribution to global efforts (e.g., the Paris Agreement and United Nations 2030 Agenda for Sustainable Development) to reduce GHG emissions in international shipping;
•	identifying actions the international shipping sector should implement, while addressing impacts on states and supporting the consistent development of global trade and maritime transport services; and
•	specifying actions and measures that will contribute to achieving those objectives along with incentives for research and development and monitoring of GHG emissions from international shipping.

The 2023 IMO GHG Reduction Strategy sets higher goals compared to the Initial IMO Strategy on Reduction of GHG Emissions from Ships. The news goals and indicative checkpoints consider the WtW GHG emissions of marine fuels, as addressed in the guidelines on lifecycle GHG intensity of marine fuels with the overall objective of reducing GHG emissions of international shipping without a shift to other sectors.

The new goals of the 2023 IMO GHG Reduction Strategy are as follows:

1.	reducing the carbon intensity of ships through further improvement to the energy efficiency of new ships;
2.	reducing the carbon intensity of international shipping by reducing CO2 emissions per transport work, as an average across international shipping, by at least 40% by 2030, compared to 2008;
3.	increasing the uptake of zero or near-zero GHG emission technologies, fuels and/or energy sources used by international shipping by at least 5% (and striving for 10%) by 2030; and
4.	reducing GHG emissions from international shipping to net zero by or around 2050, with peak GHG emissions from international shipping occurring as soon as possible.

In addition, the Committee established two indicative checkpoints to reach net-zero GHG emissions from international shipping:

i.	reducing the total annual GHG emissions from international shipping by at least 20% (striving for 30%) by 2030, compared to 2008; and

ii.	reducing the total annual GHG emissions from international shipping by at least 70% (striving for 80%) by 2040, compared to 2008.

65	Table of Contents

The Committee agreed on the following timelines for the candidate measures set out in the 2023 IMO GHG Reduction Strategy:

•	review of the short-term mandatory goal-based technical and operational measures completed by January 1, 2026;
•	finalize and agree upon mid-term GHG reduction measures by 2025 (other candidate mid-term GHG reduction measures may be finalized and agreed between 2023 and 2030); and
•	finalize and agree upon long-term GHG reduction measures as part of the 2028 review of the 2023 IMO GHG Reduction Strategy.

The 2023 IMO GHG Reduction Strategy is subject to review every five years, with the next review to occur in 2028.

Our strategy to address the developments outlined in the 2023 IMO GHG Reduction Strategy involves proactive impact assessment of upcoming regulations and timeline adherence. Looking ahead, we anticipate active involvement in the development of long-term measures beyond 2030, aligning with the 2028 review of the 2023 IMO GHG Reduction Strategy. Our approach underscores our commitment to offer value to our stakeholders, environmental stewardship and sustainable maritime practices.

C.	Organizational Structure

CPLP is a limited partnership organized in the Republic of the Marshall Islands. Please read “Item 4. Information on the Partnership—A. History and Development of the Partnership—Developments in 2023 and up to the filing of this Annual Report” for further information on our commitment in the Umbrella Agreement to negotiate in good faith to agree to our conversion from a Marshall Islands limited partnership to a corporation with customary corporate governance provisions. As of the date of this Annual Report, the Partnership has 36 subsidiaries which are incorporated in the Marshall Islands, Liberia and Cyprus. Of our significant subsidiaries, 22 either own or leaseback vessels in our fleet. Our subsidiaries are wholly-owned by us. A list of our significant subsidiaries as of the date of this Annual Report, is set forth in Exhibit 8.1 to this Annual Report.

Please also see Note 1 (Basis of Presentation and General Information) to our Financial Statements for a list of our significant subsidiaries as of December 31, 2023.

D.	Property, Plants and Equipment

Other than our vessels, we do not have any material property. For further details regarding our vessels, including any environmental issues that may affect our utilization of these assets, please read “—B: Business Overview-Our Fleet” and “—Regulation” above. Our obligations under our financing arrangements are secured by all our vessels. For further details regarding our financing arrangements, please read “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources-Borrowings (Financing Arrangements).”

Item	4A. Unresolved Staff Comments.

None.

Item	5. Operating and Financial Review and Prospects.

66	Table of Contents

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

For a discussion of the year ended December 31, 2022, compared to the year ended December 31, 2021, please refer to Part A, Item 5, “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 26, 2023.

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

We seek to rely on medium- to long-term, fixed-rate period charters for the majority of our fleet and our Managers’ cost-efficient management of our vessels to provide visibility of revenues, earnings and distributions in the medium- to long-term. As our vessels come up for re-chartering, we seek to redeploy them on terms that reflect our expectations of the market conditions prevailing at the time.

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

In connection with the Umbrella Agreement, we have agreed with Capital Maritime and our General Partner to change our business focus to concentrate on the LNG/C market. As part of this change in business focus, and pursuant to the Umbrella Agreement, we have committed to explore the disposition of our container vessels and abstain from acquiring additional container vessels. In addition to our commitment to concentrate our business on the LNG/C market, we also expect to focus on the wider energy transition gas market. While we expect to change our business focus to concentrate on the LNG/C market and the wider energy transition gas market such as the carriage of ammonia and liquid CO2, we can provide no assurances that in the future we will not return to the container market or the drybulk market, or that we will not explore additional shipping markets beyond the LNG/C market. We can also provide no assurances as to whether or when we will complete the disposition of our container vessels. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We may not realize the benefits anticipated from our change in business focus to concentrate on the LNG/C market and the wider energy transition gas market, which could adversely affect the value of our securities” above.

We generally rely on external financing sources, including bank borrowings and sale-leaseback arrangements and, depending on market conditions, the issuance of debt and equity securities, to fund the acquisition of new vessels. See “—B. Liquidity and Capital Resources” below.

As of December 31, 2023, the Marinakis family, including Evangelos M. Marinakis, the chairman of Capital Maritime, our sponsor, may be deemed to beneficially own a 56.4% of our common units through, among others, Capital Maritime and Capital Gas.

67	Table of Contents

Our Charters

We generate revenues by charging our charterers for the use of our vessels.

Historically, our vessels were chartered under time or bareboat charter agreements. As of December 31, 2023, all of our vessels were trading in the period market.

Our vessels are currently under contracts with HMM, Hapag-Lloyd, BP, Cheniere, Hartree, Engie, BGT and Qatar Energy Trading.

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

As of the date of this Annual Report, we are exposed to the LNG/C and container markets to a significant extent, as our fleet is comprised of nine LNG/C vessels and 13 container carrier vessels. This includes two 5,100 TEU Panamax container vessels and three 10,000 TEU Neo-Panamax container vessels that we have agreed to sell and are expected to be delivered to their respective buyers during the second quarter of 2024. In addition, we have agreed to acquire nine additional latest generation LNG/C vessels to be delivered to the Partnership between the second quarter of 2024 and the first quarter of 2027.

The world economy has experienced significant economic and political upheavals in recent history. In addition, credit supply has been constrained and financial markets have been particularly turbulent for publicly traded limited partnerships such as us. Protectionist trends, efforts by central banks to address increased inflation, global growth and demand for the seaborne transportation of goods, including liquefied natural gas and containerized goods and overcapacity and deliveries of newly built vessels may affect the shipping industry in general and our business, financial condition, results of operations and cash flows in particular.

Some of the key factors that may affect our business, future financial condition, results of operations and cash flow include the following:

•	supply and demand for LNG and containerized goods;
•	supply and orderbook of vessels, including, LNG/C and container vessels;
•	the continuing demand for goods from China, India and Brazil and other emerging markets and developments in international trade including threats and/or imposition of trade tariffs;

68	Table of Contents

•	time charter hire levels and our ability to enter our vessels into long-term charters at competitive rates as their current charters expire;
•	the impact of the international conflicts, including the conflicts between Russia and Ukraine and in the Middle East, on the global economy in general, and on the oil and gas industry in particular;
•	our ability to comply with the covenants in our financing arrangements, including covenants relating to the maintenance of vessel value ratios;
•	developments in vessel values, which might affect our ability to comply with certain covenants under our financing arrangements and/or refinance our debt;
•	the relationships and reputations of our Managers, our General Partner and Capital Maritime in the shipping industry;
•	the effective and efficient technical management of our vessels;
•	the strength of and growth in the number of our customer relationships;
•	continued and consistent support from our Managers at comparable rates;
•	the prevailing spot market rates and the number of our vessels which we may operate in the spot market;
•	our level of debt and the related interest expense and amortization of principal, including the impact of increased interest rates on our floating rate debt;
•	the ability to increase the size of our fleet and make additional acquisitions that are accretive to our unitholders;
•	our access to debt and equity financing, and the cost of capital required to acquire additional vessels or to implement our business strategy;
•	our ability to comply with maritime regulations and standards, including new environmental regulations and standards, and the costs associated therewith; and
•	the costs associated with upcoming dry-docking of our vessels.

Please read “Item 3. Key Information—D. Risk Factors” for a discussion of certain risks inherent in our business.

Factors to Consider When Evaluating Our Results

We believe it is important to consider the size and type of the vessels in our fleet when evaluating our results of operations. In 2023, we took delivery of two LNG/C vessels and two Neo-Panamax container vessels. In January 2024, we also took delivery of one LNG/C vessel. We have agreed to acquire nine additional latest generation LNG/C vessels to be delivered to the Partnership between the second quarter of 2024 and the first quarter of 2027. The weighted average number of vessels in our fleet increased by 2.0 during the year 2023 compared to the year 2022. As our fleet grows or as we dispose of our vessels, our results of operations reflect the contribution to revenue of, and the expenses associated with, a varying number of vessels over time, which may affect the comparability of our results year-on-year.

69	Table of Contents

Results of Operations

We have derived the following selected historical financial data for the years ended December 31, 2023 and 2022 from our Financial Statements. The table below should be read together with, and is qualified in its entirety by reference to, the Financial Statements. Our Financial Statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) as described in Note 2 (Significant Accounting Policies) to the Financial Statements. All numbers are in thousands of U.S. Dollars, except numbers of units and earnings per unit.

Income Statement Data:	2023	2022

Revenues	$360,586	$299,071
Expenses / (income), net:
Voyage expenses	14,920	16,236
Vessel operating expenses	74,790	58,288
Vessel operating expenses - related parties	10,899	9,172
General and administrative expenses	13,445	10,681
Gain on sale of vessels	-	(47,275)
Vessel depreciation and amortization	84,199	69,272
Impairment of vessels	11,497	-
Operating income	150,836	182,697
Other income / (expense), net:
Interest expense and finance cost	(104,858)	(55,421)
Other income / (expense), net	1,230	(1,855)
Partnership’s net income	47,208	125,421

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Our results of operations for the years ended December 31, 2023 and 2022 differ primarily due to:

•	The net increase in the weighted average number of vessels in our fleet by 2.0 vessels. The weighted average number of container carrier and dry bulk vessels increased by 1.1 following the acquisitions of the M/V Itajai Express in January 2023 and of the M/V Buenaventura Express in June 2023 partly offset by the sale of the M/V Cape Agamemnon in November 2023, while the weighted average number of LNG/C vessels which are earning revenues and are incurring operating expenses at a higher rate compared to the rest of our fleet increased by 0.9 vessels following the acquisition of the LNG/C Asterix I in February 2023 and of the LNG/C Amore Mio I in December 2023. Our LNG/C vessels are earning revenues and incurring operating expenses at a higher rate compared to our container fleet.
•	The increase in our average indebtedness and the increase in the weighted average interest on our long-term debt, which increased to 6.4% for the year 2023 from 4.1% for the year 2022.
•	The impairment charge we recognized in the year 2023 in connection with the sale of the M/V Cape Agamemnon and the M/V Long Beach Express as opposed to the gain on sale of vessel we recognized in the year 2022 in connection with the sale of the M/V Agamemnon and the M/V Archimidis.

Total Revenues

Total revenues, consisting of time and voyage charter revenues, amounted to $360.6 million for the year ended December 31, 2023 compared to $299.1 million for the year ended December 31, 2022.

The increase of $61.5 million was primarily a result of the net increase in the weighted average number of vessels in our fleet by 2.0 vessels during the year ended December 31, 2023, and the higher charter rates earned by our vessels on average during the year 2023 compared to the year 2022.

Time and voyage charter revenues are mainly comprised of the charter hires received from unaffiliated third-party charterers and are generally affected by the number of vessel operating days, the weighted average number of vessels in our fleet and the charter rates.

For the year ended December 31, 2023, Hapag-Lloyd, BP, Cheniere and HMM accounted for 24.1%, 20.9%, 15.6% and 14.8% of our total revenues, respectively.

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

70	Table of Contents

Voyage Expenses

Total voyage expenses amounted to $14.9 million for the year ended December 31, 2023, compared to $16.2 million for the year ended December 31, 2022. The decrease of $1.3 million was primarily attributable to the sale of M/V Cape Agamemnon which was employed under voyage charters during both the year 2023 and 2022. In addition, we have incurred increased voyage expenses as a result of the heightened inflation experienced in 2022 and 2023.

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

Vessel Operating Expenses

For the year ended December 31, 2023, our total vessel operating expenses amounted to $85.7 million compared to $67.5 million for the year ended December 31, 2022. The $18.2 million increase in total vessel operating expenses primarily reflects the increase in the number of vessels in our fleet during 2023 including the LNG/C vessels which are incurring operating expenses at a higher rate compared to the rest of our fleet. In addition, we have incurred increased vessel operating expenses, including higher costs for dry-docking, as a result of the heightened inflation experienced in 2022 and 2023.

Total vessel operating expenses for the year ended December 31, 2023 include expenses of $10.9 million incurred under the management agreements we have with our Managers, compared to $9.2 million during the year ended December 31, 2022.

See Note 11 (Voyage Expenses and Vessel Operating Expenses) to the Financial Statements for information on the composition of our vessel operating expenses.

General and Administrative Expenses

General and administrative expenses amounted to $13.4 million for the year ended December 31, 2023, compared to $10.7 million for the year ended December 31, 2022. The $2.7 million increase in general and administrative expenses was mainly attributable to costs incurred in connection with our agreement to acquire 11 vessels pursuant to the Umbrella Agreement.

General and administrative expenses include board of directors’ fees and expenses, audit and certain legal fees, compensation cost related to our Omnibus Incentive Compensation Plan and other fees related to the expenses of the publicly traded partnership.

71	Table of Contents

Gain on sale of vessels

We did not recognize a gain on the sale of vessels during the year ended December 31, 2023, compared to $47.3 million recognized in the year 2022 in connection with the sale of the M/V Archimidis and the M/V Agamemnon in July 2022.

Vessel Depreciation and Amortization

Depreciation and amortization amounted to $84.2 million for the year ended December 31, 2023, compared to $69.3 million for the year ended December 31, 2022. The $14.9 million increase in vessel depreciation and amortization primarily reflects the net increase in the number of vessels in our fleet and the higher average acquisition cost due to the LNG/C vessels acquisitions during the year ended December 31, 2023.

Generally, depreciation is expected to increase if the weighted average number of vessels in our fleet and/or our average acquisition cost of new vessels increase.

Impairment of vessels

On June 27, 2023 and December 15, 2023 the Partnership agreed to sell the M/V Cape Agamemnon and the M/V Long Beach Express, respectively, to unaffiliated parties. Upon reaching each agreement to sell, the Partnership considered that each vessel met the criteria to be classified as held for sale and measured each vessel at the lower of its carrying amount and fair value less the cost associated with each sale. Consequently, the Partnership recognized an impairment charge for the year ended December 31, 2023, of $11,497 million in total. The Partnership did not recognize an impairment charge during the year ended December 31, 2022.

Interest expense and finance cost

Interest expense and finance costs amounted to $104.9 million for the year ended December 31, 2023, compared to $55.4 million for the year ended December 31, 2022. The increase of $49.5 million primarily reflects higher debt and interest costs incurred mainly as a result of higher average indebtedness and the increase in the weighted average interest rate for the year ended December 31, 2023, compared to 2022.

Interest expense and finance costs include interest expense, amortization of financing charges, commitment fees and bank charges.

The weighted average interest rate on the debt outstanding under our financing arrangements for the year ended December 31, 2023, was 6.4%, compared to 4.1% for the year ended December 31, 2022. Please also refer to Note 7 (Long-Term Debt) to our Financial Statements.

Net Income

Net income for the year ended December 31, 2023 amounted to $47.2 million compared to $125.4 million for the year ended December 31, 2022.

For a discussion of our results for the year ended December 31, 2022 compared to the year ended December 31, 2021, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results Overview—Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” contained in our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 26, 2023.

Foreign currency fluctuations/hedging

See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for information about our exposure to foreign currency fluctuations.

72	Table of Contents

Government polices

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry” for information on the risks arising from governmental economic, fiscal, monetary or political policies or factors.

B.	Liquidity and Capital Resources

As of December 31, 2023, total cash and cash equivalents (including restricted cash) were $204.1 million. Restricted cash under our financing arrangements amounted to $11.7 million. See also “—Borrowings (Financing Arrangements)” below for information regarding our financing arrangements.

Generally, our primary sources of funds have been cash from operations, bank borrowings, sale-leaseback arrangements and equity and debt securities offerings.

Cash from operations depends on our chartering activity. Depending on the prevailing market rates when our charters expire, we may not be able to re-charter our vessels at levels similar to their current charters, which may affect our future cash flows from operations. None of our charters is expected to expire in the coming 12 months. Cash flows from operations may be further affected by other factors described in “Item 3. Key Information- D. Risk Factors”.

Future minimum charter hire receipts, excluding any profit share revenue that may arise, based on non-cancellable time charter contracts, as of December 31, 2023 were:

Year ending December 31,	Amount
2024	$403,278
2025	331,377
2026	200,151
2027	153,803
2028	142,781
Thereafter	330,378
Total	$1,561,768

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

In April 2016, in the face of severely depressed trading prices for publicly traded limited partnerships, including us, a significant deterioration in our cost of capital and potential loss of revenue, our board of directors took the decision to protect our liquidity position by creating a capital reserve. We used cash accumulated as a result of quarterly allocations to our capital reserve to partially prepay our indebtedness as part of our refinancing in October 2017. We expect to continue to reserve cash in amounts necessary to service our debt in the future, including to make quarterly amortization payments.

Subject to our ability to obtain required financing and access financial markets, we expect to continue to evaluate opportunities to acquire vessels and businesses.

As of December 31, 2023, total partners’ capital amounted to $1,174.9 million, an increase of $536.5 million compared to $638.4 million as of December 31, 2022. The increase reflects net income of $47.2 million for the year ended December 31, 2023, other comprehensive income of $3.2 million relating to the net effect of the cross-currency swap agreement we designated as an accounting hedge, the amortization associated with the equity incentive plan of $3.8 million and the net result from the issuance of common units in connection with the Rights Offering of $498.7 million, partly offset by distributions declared and paid during the period in a total amount of $12.2 million and the cost of repurchasing our common units under our Unit Repurchase Program for an aggregate amount of $4.1 million.

73	Table of Contents

On November 13, 2023, we entered into the Umbrella Agreement with Capital Maritime and our General Partner, which provides for the acquisition by the Partnership of the Newbuild Vessels, which are 11 newbuild LNG/C vessels, from Capital Maritime for a total acquisition price of $3,130.0 million. On December 21, 2023 we closed the Umbrella Agreement and entered into 11 Vessel SPAs to acquire 100% of the equity interests in each vessel-owning company of the Newbuild Vessels.

Upon entry into the Vessel SPAs for the Initial Vessels, namely the LNG/C vessels Axios II, Assos, Apostolos, Aktoras, Archimidis and Agamemnon, we paid to Capital Maritime a deposit of $174.4 million, or 10% of the aggregate acquisition price of such Initial Vessels. We closed the Vessel SPA for the Axios II upon delivery of the vessel on January 2, 2024 and we expect to complete the remaining acquisitions of each of the vessel-owning companies of the Initial Vessels upon each vessel’s delivery from Hyundai. The remaining purchase price with respect to each Initial Vessel will be paid upon delivery of such vessel and closing of the applicable Vessel SPA, with a total of $1,287.0 million remaining due for the Initial Vessels.

Upon entry into the Vessel SPAs for the Remaining Vessels, namely the LNG/C vessels Alcaios I, Antaios I, Athlos and Archon, the Partnership paid Capital Maritime $138.1 million to acquire 100% of the equity interests in each of the vessel-owning companies of such Remaining Vessels, which are expected to be delivered to the Partnership between the third quarter of 2026 and the first quarter of 2027. In addition to $101.1 million that we have paid to-date, we expect to pay an additional amount of $808.8 million to Hyundai in pre-delivery and delivery instalments for the Remaining Vessels.

The following table contains details of our commitments relating to acquisitions of vessels under construction pursuant to the Vessel SPAs as of December 31, 2023:

Year ending December 31,	Initial Vessels	Remaining Vessels	Total
2024	$1,083,600	$101,100	$1,184,700
2025	-	126,050	126,050
2026	486,000	375,550	861,550
2027	-	307,200	307,200
Total	$1,569,600	$909,900	$2,479,500

Subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months from December 31, 2023.

For more information on our anticipated future cash requirements and resources please refer to Note 7 (Long-Term Debt) and Note 16 (Commitments and Contingencies) to our Financial Statements.

Cash Flows

The following table summarizes our cash and cash equivalents provided by / (used in) operating, financing and investing activities for the years presented below, in millions.

	2023	2022
Net Cash Provided by Operating Activities	$189.4	$172.6
Net Cash Used in Investing Activities	$(447.1)	$(14.1)
Net Cash Provided by/(Used in) Financing Activities	$307.0	$(35.1)

74	Table of Contents

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $189.4 million for the year ended December 31, 2023 compared to $172.6 million for the year ended December 31, 2022. The increase of $16.8 million was mainly attributable to the net increase in the average number of vessels in our fleet partly offset by the increase in the payments for dry-docking costs and the increase in interest expense and finance costs.

Net Cash Used in Investing Activities

Net cash used in investing activities refers primarily to cash used for vessel acquisitions and improvements, partly offset by proceeds from the sale of vessels.

Net cash used in investing activities for the year ended December 31, 2023, amounted to $447.1 million compared to $14.1 million during the year 2022. The increase of $433.0 million was primarily attributable to $233.0 million we paid for the acquisition of the M/V Itajai Express and the M/V Buenaventura Express, $218.0 million we paid for the acquisition of the LNG/C Asterix I and $16.6 million for vessel improvements partly offset by $20.5 million net proceeds received from the sale of the M/V Cape Agamemnon.

During the year 2022, we paid $115.0 million to acquire the M/V Manzanillo Express, paid $24.0 million in advance for the acquisition of the M/V Itajai Express and the M/V Buenaventura Express which were delivered in January and June 2023 respectively and the LNG/C Asterix I which was delivered in February 2023, and $2.2 million for vessel improvements, partly offset by $127.1 million of net proceeds received from the sale of the M/V Archimidis and the M/V Agamemnon.

Net Cash Provided by/Used in Financing Activities

Net cash provided by financing activities for the year ended December 31, 2023, was $307.0 million representing mainly cash proceeds of $392.0 million from three new financing arrangements that we entered into in order to partly finance the acquisition of the shares of the companies owning the M/V Itajai Express, the LNG/C Asterix I and the M/V Buenaventura Express and $45.0 million of net proceeds from the issuance of units under the Rights Offering, partly offset by $3.8 million paid for the issuance of the three financing arrangements, $23.4 million used to fully repay the 2021 CMBFL – Panamax sale and lease back agreements, $86.4 million of scheduled principal payments, $4.1 million paid to acquire CPLP units under our Unit Repurchase Program and $12.2 million of dividends to our unit holders.

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

As of December 31, 2023 and 2022 our total borrowings were $1,787.8 million and $1,299.2 million respectively. See Note 7 (Long-Term Debt) to our Financial Statements for further discussion of our long-term debt.

The 2024 Axios II Credit Facility

On January 2, 2024, we assumed a syndicated credit facility led by ING, in an amount of $190.0 million, with a duration of seven years, for the purpose of partially financing the acquisition of the shares of the company owning the LNG/C Axios II.

75	Table of Contents

The 2023 Jolco LNG/C Assos

On December 22, 2023, the vessel-owning company of the LNG/C Assos entered into the 2023 Jolco LNG/C Assos sale and lease back agreement of up to $240.0 million, for the purpose of partially financing the acquisition of the shares of the vessel-owning company of the LNG/C Assos, with the Partnership acting as a parent guarantor. The amount is expected to be drawn, subject to the provisions of the sale and lease back agreement, upon the completion of the acquisition of the vessel from Capital Maritime in May 2024.

The 2023 CMBFL - LNG/C AMI Sale and Lease Back

On December 21, 2023, we assumed the 2023 CMBFL - LNG/C AMI with CMBFL, consisting of a $196.3 million sale and leaseback transaction for the purpose of partially financing the acquisition of the shares of the company owning the LNG/C Amore Mio I. The 2023 CMBFL – LNG/C AMI has a tenor of 10 years and offers the option to repurchase the vessel at a predetermined price after the first anniversary of the arrangement, together with a purchase obligation of $98.2 million at the expiration of the lease in October 2033.

The Seller’s Credit

On December 21, 2023, Capital Maritime issued to the Partnership the unsecured Seller’s Credit in an amount up to $220.0 million to finance a portion of the purchase price for the Newbuild Vessels. The Seller’s Credit bears interest at a rate of 7.5% per annum and matures on June 30, 2027. The Seller’s Credit contains customary cross-default provisions. In addition, the Seller’s Credit contains a covenant requiring the Partnership to prepay any amount drawn under the Seller’s Credit on a quarterly basis beginning on March 31, 2027 by an amount equal to the excess over $75.0 million of the Partnership’s cash and cash equivalents that are freely available to the Partnership and able to be used by the Partnership for its general corporate purposes, less any actual or contemplated dividends or other distributions as at each applicable quarter end date. The Seller’s Credit also contains a covenant requiring the Partnership to prepay any amount drawn under the Seller’s Credit upon receipt of any new debt proceeds by the Partnership and/or its subsidiaries, excluding indebtedness which is secured by first priority security on a ship, in an amount equal to the net cash proceeds received by the Partnership and/or its subsidiaries after deducting fees, costs and expenses and after deducting the amount of such proceeds that have been used to refinance any existing indebtedness of the Partnership and its subsidiaries. On January 2, 2024, we drew down $92.6 million under the Seller’s Credit for the purpose of partially financing the acquisition of the shares of the company owning the LNG/C Axios II. In February and March 2024, upon the disposal of M/V Long Beach Express and the M/V Akadimos, and according to the terms of the Seller’s Credit, we repaid to Capital Maritime $12.8 million and $40.0 million, respectively. As of March 31, 2024, the amount outstanding under the Seller’s Credit amounted to $39.8 million and the remaining amount available to be drawn down by the Partnership amounted to $127.4 million.

The 2023 Credit Facility

On June 13, 2023, we entered into a new syndicated credit facility led by Cathay United Bank for up to $100.0 million for the purpose of partially financing the acquisition of the M/V Buenaventura Express. The full amount of the facility was drawn on June 15, 2023. It has a duration of eight years.

The 2023 CMBFL - LNG/C Sale and Lease Back

On February 7, 2023, we entered into the 2023 CMBFL - LNG/C, consisting of up to $184.0 million of available funds, for the purpose of partially financing the acquisition of the shares of the company owning the LNG/C Asterix I. The full amount of the sale and lease back agreement was drawn on February 17, 2023. It has a duration of 10 years.

The 2022 Jolco Sale and Lease Back

On December 23, 2022, the Partnership entered into a sale and lease back agreement for up to $108.0 million for the purpose of partially financing the acquisition of the shares of the company owning the M/V Itajai Express. The full amount of the sale and lease back agreement was drawn on January 6, 2023. It has a duration of eight years.

76	Table of Contents

The 2020 CMBFL Sale and Lease Back

On January 20, 2020, we entered into an agreement for the sale and lease back of the vessels M/V Athos and M/V Aristomenis with CMBFL for $38.5 million each. The lease agreement has a duration of five years and includes a purchase option for us to acquire each vessel on expiration of the lease at the predetermined price of $22.5 million, and requires us to pay the amount of $7.5 million to CMBFL if the option is not exercised. In addition, we have various purchase options commencing from the first anniversary of the lease. The full amounts were drawn on January 23, 2020.

The ICBCFL Sale and Lease Back (fully repaid in 2024)

In May 2020 we entered into an agreement with ICBC Financial Leasing Co., Ltd. (“ICBCFL”) for the sale and lease back of three vessels then mortgaged under the 2017 credit facility, namely the M/V Akadimos (ex CMA CGM Amazon), the M/V Adonis (ex CMA CGM Uruguay) and the M/V CMA CGM Magdalena, for a total amount of $155.4 million. The full amount was drawn on May 27, 2020. On April 7, 2021 the Partnership entered into memorandums of agreement for the sale of the M/V CMA CGM Magdalena and the M/V Adonis to an unaffiliated third party and the amount repaid by the Partnership to ICBCFL on the delivery of the vessels to their new owners was $96.2 million. In March 2024, upon the disposal of the M/V Akadimos, we repaid in full the outstanding amount at the time of $38.3 million.

The 2021 CMBFL Panamax Sale and Lease Back (fully repaid in 2023)

On January 22, 2021, we entered into an agreement for the sale and lease back of the vessels M/V Long Beach Express, M/V Seattle Express and M/V Fos Express with CMBFL for $10.0 million each. The lease agreement has a duration of five years. The full amounts were drawn on February 25, 2021. On March 14, 2023, we repaid in full the amount outstanding at the time of $23.4 million.

The CMTC Seller’s Credit

In January 2021, in connection to the acquisition of the M/V Long Beach Express, the M/V Seattle Express and the M/V Fos Express, the Partnership entered into a seller’s credit agreement with Capital Maritime to defer $6.0 million of the purchase price of the vessels for up to five years from the delivery of the vessels.

The 2021 BoComm Facility

Upon the acquisition of the LNG/C Aristos I and the LNG/C Aristarchos on September 3, 2021, we assumed indebtedness, previously entered by the companies owning the vessels, of $148.9 million and $155.4 million, respectively, under sale and lease back transactions (the “2021 BoComm Facility”). At maturity on October 2027 and May 2028, the 2021 BoComm Facility provides for a purchase obligation to acquire each vessel at the predetermined price of $84.7 million. In addition, the 2021 BoComm Facility includes various purchase options commencing from the inception of the lease.

The 2021 CMBFL LNG/C Sale and Lease Back

Upon the acquisition of the LNG/C Attalos and the LNG/C Asklipios on November 18, 2021, we assumed debt previously incurred by the companies owning the vessels, of $146.3 million and $149.6 million, respectively, under sale and lease back transactions with CMBFL. At maturity in August 2028 and September 2028, the lease provides for a purchase option to acquire each vessel at the predetermined price of $90.7 million and $91.4 million respectively. In addition, the lease agreement includes various purchase options commencing from the first anniversary of the lease.

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

77	Table of Contents

The 2021 Credit Facility

Upon the acquisition of the LNG/C Aristidis I on December 16, 2021, we assumed debt previously incurred by the Seller, of $123.0 million, under a syndicate credit facility led by ING. As of December 31, 2023, the 2021 Credit Facility has a remaining duration of four years, maturing in December 2027.

The 2022 Credit Facility

On October 6, 2022, we entered into a new term loan facility with HCOB of up to $105.0 million for the purpose of partially financing the acquisition of the M/V Manzanillo Express. The full amount of the facility was drawn on October 11, 2022.

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

The required annual payments to be made subsequently to December 31, 2023, with reference to our financing arrangements are as follows:

For the year ending December 31,	In millions
2024	$105.9
2025	145.2
2026	271.0
2027	262.9
2028	393.2
Thereafter	609.6
Total	$1,787.8

On December 2, 2021 we entered into a cross-currency swap agreement with Piraeus Bank SA exchanging €120.0 million with $139.7 million paying a fixed annual rate of 3.66%. The agreement’s effective date is October 21, 2021 and its maturity date is October 21, 2025.

On December 13, 2021, we entered into a cross-currency swap agreement with Alpha Bank SA exchanging €30.0 million with $34.9 million paying a fixed annual rate of 3.69%. The agreement’s effective date is October 21, 2021 and its maturity date is October 21, 2025.

On August 4, 2022, we entered into a cross-currency swap agreement with Piraeus Bank SA exchanging €100.0 million with $101.8 million paying a fixed annual rate of 6.55%. The agreement’s effective date is July 26, 2022 and its maturity date is July 26, 2029.

Our financing arrangements, other than the Bonds, contain customary ship finance covenants, including restrictions as to changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness and the mortgaging of vessels.

78	Table of Contents

Our financing arrangements including the Bonds also contain financial covenants:

•	to maintain minimum free consolidated liquidity of at least $0.5 million per collateralized vessel;
•	to maintain a ratio of EBITDA (as defined therein) to net interest expense of at least 2.00 to 1.00 on a trailing four quarter basis; and
•	not to exceed a specified maximum leverage ratio in the form of a ratio of total net indebtedness to (fair value adjusted) total assets of 0.75.

 In addition, the Bonds require that:

•	we maintain a pledged DSRA with a minimum balance €0.1 million;
•	we deposit to the DSRA 50% of any cash disbursements to unitholders (e.g., dividends) exceeding $20.0 million per annum, capped at 1/3 of the par value of the Bonds outstanding at the time; and
•	if our MVAN falls below $300.0 million then to deposit to the DSRA the difference between the MVAN and the $300.0 million (capped to 1/3 of the par value of the Bonds outstanding).

Furthermore, all our financing arrangements other than the Bonds provide that:

•	we are required to maintain a minimum security coverage ratio, usually defined as the ratio of the market value of the collateralized vessels or vessel and net realizable value of additional acceptable security to the respective outstanding amount under the applicable financing arrangement between 110% and 125%;
•	the vessel-owning subsidiaries may pay dividends or make distributions provided that no event of default has occurred and the payment of such dividend or distribution does not result in an event of default, including a breach of any of the financial covenants; and
•	the earnings, insurances and requisition compensation of the vessels are required to be assigned as collateral and additional security, including pledge and charge on current account, corporate guarantee from each of the vessel-owning subsidiaries and mortgage interest insurance, is also required.

These financing arrangements are secured by first-priority mortgages over all our vessels and are guaranteed by each vessel-owning subsidiary and contain a “Market Disruption Clause,” which the lenders may unilaterally trigger, requiring us to compensate the lenders for any increases to their funding costs caused by disruptions to the market.

As of December 31, 2023, we were in compliance with all financial debt covenants under all our financing arrangements.

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

79	Table of Contents

C.	Research and Development. Not applicable.

Not applicable.

D.	Trend Information.

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on, among other things, the demand and supply dynamics characterizing the LNG/C and container markets at the time of chartering a vessel, please also refer to “Item 3. Key Information—D Risk Factors—Risks Related to Our Industry”. For other trends affecting our business please see other discussions in “—A. Operating Results” above.

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

The table below specifies (i) the carrying value of each of our vessels as of December 31, 2023 and 2022 and (ii) which of those vessels we believe had a charter-free market value below its carrying value. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, to a willing buyer in circumstances where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values.

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

80	Table of Contents

		Carrying	Carrying
		value as of	value as of
		December 31,	December 31,
Vessels	Date acquired by us	2023	2022
		(in millions of United States dollars)
M/V Cape Agamemnon	06/09/2011	$-	$30.3*
M/V Hyundai Prestige	09/11/2013	$36.1	$38.4
M/V Hyundai Premium	03/20/2013	$35.6	$37.9
M/V Hyundai Paramount	03/27/2013	$35.6	$37.9
M/V Hyundai Privilege	09/11/2013	$36.3	$38.6
M/V Hyundai Platinum	09/11/2013	$36.4	$38.7
M/V Akadimos (ex CMA CGM Amazon)	06/10/2015	$62.3	$65.8
M/V Athenian	01/22/2020	$49.3	$46.1
M/V Athos	01/23/2020	$49.2	$46.4
M/V Aristomenis	01/23/2020	$49.7	$46.2
M/V Long Beach Express	02/25/2021	$-	$15.7
M/V Seattle Express	02/25/2021	$14.5	$15.7
M/V Fos Express	02/25/2021	$14.5	$15.7
LNG/C Aristos I	09/03/2021	$182.6	$188.1
LNG/C Aristarchos	09/03/2021	$180.7	$186.0
LNG/C Aristidis I	12/16/2021	$190.6	$196.3
LNG/C Attalos	11/18/2021	$192.7	$198.4
LNG/C Adamastos	11/29/2021	$196.3	$202.0
LNG/C Asklipios	11/18/2021	$187.7	$193.1
M/V Manzanillo Express	10/12/2022	$116.0	$120.6
M/V Itajai Express	01/10/2023	$126.1	$-
LNG/C Asterix I	02/17/2023	$297.6*	$-
M/V Buenaventura Express	06/20/2023	$131.5	$-
LNG/C Amore Mio I	12/21/2023	$270.6	$-
Total		$2,491.9	$1,757.9

*       Indicates vessels for which we believe that, as of December 31, 2023 and 2022, the carrying value exceeds the basic charter-free market value by $5.1 million and $5.6 million, respectively. As discussed below, we believe that the carrying values of our vessels as of December 31, 2023 and 2022 were recoverable as the undiscounted projected net operating cash flows of these vessels exceeded their carrying value by a significant amount.

We performed undiscounted cash flow tests as of December 31, 2023 and 2022, as an impairment analysis, in which we made estimates and assumptions relating to determining the projected undiscounted net operating cash flows by considering the following:

•	the charter revenues from existing time charters for the fixed fleet days (our remaining charter agreement rates);
•	vessel operating expenses;
•	dry-docking expenditures;
•	an estimated gross daily time charter rate for the unfixed days (based on the ten-year historical average of time charters with duration of one year) over the remaining economic life of each vessel, excluding days of scheduled off-hires;
•	residual value of vessels;
•	commercial and technical management fees;
•	a utilization rate of 99.4% based on the fleet’s historical performance; and
•	the remaining estimated life of our vessels.

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

81	Table of Contents

Our assumptions, based on historical trends, and our accounting policies are as follows:

•	in accordance with the prevailing industry standard, depreciation is calculated using an estimated useful life of 25 years for our container and bulk carrier vessels and 35 years for our LNG/C vessels, commencing at the date the vessel was originally delivered from the shipyard;
•	estimated useful life of vessels takes into account design life, commercial considerations and regulatory restrictions based on our fleet’s historical performance;
•	estimated charter rates are based on rates under existing vessel contracts and thereafter at market rates at which we expect we can re-charter our vessels based on market trends. We believe that the ten-year historical average is appropriate (or less than ten years if appropriate data is not available) for the following reasons:
•	it reflects more accurately the earnings capacity of the type, specification, deadweight capacity and average age of our vessels;
•	it reflects the type of business conducted by us (period as opposed to spot);
•	it includes at least one market cycle; and
•	respective data series are adequately populated.
•	estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our vessels may spend operating on the spot market, are based on the historical experience of our fleet;
•	estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs based on the historical experience of our fleet and our expectations of future operating requirements;
•	vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate based on the ten-year historical average demolition prices per ton; and
•	the remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in our depreciation calculations.

The impairment test that we conduct is most sensitive to variances in future time charter rates. Based on the sensitivity analysis performed for December 31, 2023 and 2022, we would begin recording impairment on the first vessel that will incur impairment by vessel type for time charter declines from their ten-year historical averages as follows:

Percentage Decline from which Impairment would be recorded
	Year ended December 31,	Year ended December 31,
Type of vessels	2023	2022

LNG/C	70.1%	-
Cape vessel	-	32.3%

Based on the above assumptions we determined that the undiscounted cash flows support the vessels’ carrying amounts as of December 31, 2023 and 2022.

Item	6. Directors, Senior Management and Employees.

82	Table of Contents

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

Pursuant to the Umbrella Agreement, we and the General Partner agreed to, in good faith, negotiate and jointly work with tax and other advisors to agree to mutually acceptable terms for our conversion from a Marshall Islands limited partnership to a corporation with customary corporate governance provisions and, subject to reaching such agreement, use our reasonable best efforts to cause such conversion to have been completed by June 21, 2024. We have agreed only to negotiate, in good faith, and jointly work with tax and other advisors in respect of such conversion. As of the date of this Annual Report, no decisions have been made in respect of such conversion. Accordingly, we can make no assurances that we will convert to a corporation or, if such conversion occurs, as to the corporate governance provisions that would be adopted by us upon such conversion. See Item 3. Key Information—D. Risk Factors—Risks Inherent in an Investment in Us—We may not complete our conversion from a Marshall Islands limited partnership to a corporation with customary corporate governance that we have committed to consider pursuant to the Umbrella Agreement.”

Our board of directors currently consists of eight members, including three members who are designated by our General Partner in its sole discretion and five members who are elected by the common unitholders.

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

At our annual general meeting of unitholders held on September 22, 2023, Rory Hussey was re-elected to act as a Class I Director until the Partnership’s 2026 annual meeting of Limited Partners.

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

Our General Partner owes a fiduciary duty to our unitholders and is liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are expressly non-recourse to it. Whenever possible, the Partnership Agreement directs that we should incur indebtedness or other obligations that are non-recourse to our General Partner. Officers of our General Partner and other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Capital Maritime. Our Partnership Agreement limits our General Partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our General Partner or our directors. Please read “Item 3.D. Risk Factors-Risks Inherent in an Investment in Us-Our Partnership Agreement limits our General Partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our General Partner or our directors” for a more detailed description of such limitations.

A.	Directors and Senior Management.

Set forth below are the names, ages and positions of our directors and our General Partner’s executive officers as of the date of this Annual Report.

Name	Age	Position
Keith Forman(4)	65	Director and Chairman of the Board(5)
Gerasimos (Jerry) Kalogiratos(1)	46	Director and Chief Executive Officer of our General Partner
Gurpal Grewal(1)	77	Director
Atsunori Kozuki(1)	64	Director
Rory Hussey(2)	72	Director(5)
Abel Rasterhoff(3)	84	Director(5)
Eleni Tsoukala(4)	46	Director(5)
Dimitris P. Christacopoulos(3)	53	Director(5)
Nikolaos Kalapotharakos	49	Chief Financial Officer of our General Partner
Spyridon Leousis	45	Chief Commercial Officer of our General Partner

(1) Appointed by our General Partner.

(2) Class I director (term expires in 2026).

(3) Class II director (term expires in 2024).

(4) Class III director (term expires in 2025).

(5) Member of audit committee, Conflicts Committee and compensation committee.

Biographical information with respect to each of our directors, our director nominees and our General Partner’s executive officers is set forth below. The business address for our executive officers is 3 Iassonos Street Piraeus, 18537 Greece.

83	Table of Contents

Keith Forman, Director and Chairman of the Board.

Mr. Forman is the chairman of our board of directors and a member of the Conflicts Committee, audit committee and compensation committee. Mr. Forman joined our board on April 3, 2007. From July 2022 until December 2023, Mr. Forman has been acted as a senior advisor to Kayne Anderson Capital Advisors, an alternative investment management firm focused on energy infrastructure and renewables. Mr. Forman served in a similar role at Industry Funds Management, an Australian fund manager investing in infrastructure projects worldwide, from 2012 to 2023. In January 2020, Mr. Forman began a fellowship at Harvard University’s Advanced Leadership Initiative which ended on December 31, 2021. Mr. Forman has held a number of executive, director and advisory positions at investment companies and publicly traded limited partnerships throughout his career. Between December 2014 and December 2017, Mr. Forman served as president and chief executive officer of the now discontinued Rentech, Inc. Mr. Forman also served as a director of the general partner of CVR Partners between April 2016 and April 2017. Between November 2007 and March 2010, Mr. Forman was a partner and chief financial officer of Crestwood Midstream Partners, a private equity-backed investment partnership active in the midstream energy market. Prior to his tenure at Crestwood, Mr. Forman was senior vice president, finance for El Paso Corporation, vice president of El Paso Field Services, and from 1992 to 2003, chief financial officer of GulfTerra Energy Partners L.P., a publicly traded limited partnership. Mr. Forman holds a B.A. degree in economics and political science from Vanderbilt University.

Gerasimos (Jerry) Kalogiratos, Director (Appointed by our General Partner) and Chief Executive Officer.

Mr. Kalogiratos was appointed as the Chief Executive of our General Partner in June 2015. He has also previously served as Chief Financial Officer of our General Partner until February 28, 2018, when he was succeeded by Mr. Nikolaos Kalapotharakos. He joined our board of directors in December 2014. Mr. Kalogiratos joined Capital Maritime & Trading Corp. in 2005 and was part of the team that completed the IPO of Capital Product Partners L.P. in 2007. He has also served as Chief Financial Officer and director of NYSE-listed Crude Carriers Corp. before its merger with us in September 2011. He has over 18 years of experience in the shipping and finance industries, specializing in vessel acquisition and projects and shipping finance. Before he joined Capital Maritime, he worked in equity sales in Greece. He completed his MA in European Economics and Politics at the Humboldt University in Berlin and holds a B.A. degree in Politics, Philosophy and Economics from the University of Oxford in the United Kingdom and an Executive Finance degree from the London Business School. From March 2019 to July 2021, Mr. Kalogiratos served on the board of directors of NYSE listed DSSI. Mr. Kalogiratos also serves on the board of directors of CPLP PLC.

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

Spyridon Leousis, Chief Commercial Officer.

Mr. Leousis was appointed as Chief Commercial Officer of our General Partner on January 24, 2022. Mr. Leousis brings 18 years of global experience in the LNG shipping and finance industries. He currently serves as Business Development Director of Capital Gas Management and has previously worked as Head of Planning and Analysis for Nakilat, the largest LNG shipowner in the world and as Senior Consultant for the Treasury of National Bank of Greece. He holds an MEng in Naval Architecture and Marine Engineering from National Technical University of Athens and an MBA from Athens University of Economics and Business. Mr. Leousis also serves on the board of directors of CPLP PLC.

Gurpal Grewal, Director (Appointed by our General Partner).

Mr. Gurpal Grewal joined our board of directors on November 16, 2017. Mr. Gurpal Grewal previously served as technical director of Capital Ship Management Corp. Mr. Grewal is a chartered engineer and has over 35 years of experience in new building design, construction, and supervision of bulk carriers, tankers, LPG and LNG/C vessels. He previously served as technical director for both Quintana Shipping Co. and Marmaras Navigation Ltd. Between 2004 and 2008, Mr. Grewal was a member of the board of directors and conflicts committee of Quintana Maritime Co. Between June 1998 and September 2005, Mr. Grewal served as technical director and principal surveyor for Lloyd’s Register of Shipping and Industrial Services S.A. (“Lloyd’s Register”) in Greece. Mr. Grewal was also previously employed by Lloyd’s Register in London as a senior ship and engineer surveyor in the Fleet Services Department. In addition, from 1996 to 1998, Mr. Grewal served as assistant chief resident superintendent with John J. McMullen & Associates, New York, where he supervised the new building of product tankers in Spain. Prior to 1996, Mr. Grewal served for ten years as senior engineer at Lloyd’s Register supervising the construction of new building vessels in a variety of shipyards.

Atsunori Kozuki, Director (Appointed by our General Partner).

 Mr. Atsunori Kozuki joined our board of directors on October 2, 2023. Mr. Kozuki served as Principal Project Developer and previously as General Manager for INPEX Corporation, in charge of LNG business development and marketing. Mr. Kozuki has more than 35 years of experience in LNG business development, including shipping. He started his career as Project Developer and then Project Manager for Nissho Iwai Corporation, where he developed new LNG projects between 1982 and 2002. From 1987 to 1990, he was a core member of the team that established an LNG Joint Venture with Pertamina. Before joining INPEX Corporation, Mr. Kozuki served from 2002 to 2003 as Executive Director and Officer of Nippon Colin Corporation and from 2003 to 2009 as a Director at Johnson & Johnson K.K., in charge of new business development and R&D in the medical sector. Mr. Kozuki holds an MSIA and an MBA from the Carnegie Mellon University School of Business and a B.A. degree in Economics from Keio University.

84	Table of Contents

Rory Hussey, Director.

Mr. Rory Hussey joined our board of directors on September 8, 2017 and serves on the Conflicts Committee, audit committee and compensation committee. Until his retirement in 2017, Mr. Hussey served as a Managing Director of ING Bank N.V., in charge of ING’s ship finance business in Southern Europe and the Middle East. Mr. Hussey started his career with Citibank’s shipping team in 1974. He held a variety of positions within Ship Finance at Citibank and worked for 20 years in Hong Kong, New York, Taipei, and Athens. After returning to London, he headed Citi’s transportation finance syndications team. He joined ING Bank N.V. in 2001 in charge of shipping syndications before becoming head of Sales for the London Syndications team. Mr. Hussey subsequently returned to ship finance and became Managing Director of ING Bank N.V. in 2009. Mr. Hussey holds a M.Sc. (Econ) from the London School of Economics and Political Science.

Abel Rasterhoff, Director.

Mr. Rasterhoff joined our board of directors on April 3, 2007. He serves on the Conflicts Committee and compensation committee and has been designated as the audit committee’s financial expert. Mr. Rasterhoff joined Shell International Petroleum Maatschappij in 1967, and worked for various entities of the Shell group of companies until his retirement from Shell in 1997. From 1981 to 1984, Mr. Rasterhoff was Managing Director of Shell Tankers B.V., Vice Chairman and Chairman-elect of the Dutch Council of Shipping and a Member of the Dutch Government Advisory Committee on the North Sea. From 1991 to 1997, Mr. Rasterhoff was Director and Vice President Finance and Planning for Shell International Trading and Shipping Company Limited. During this period he also served as a Board Member of the Securities and Futures Authority (SFA) in London. From February 1998 to 2004, Mr. Rasterhoff served as a member of the executive board and as Chief Financial Officer of TUI Nederland, the largest Dutch tour operator. From February 2001 to September 2001, Mr. Rasterhoff served as a member of the executive board and as Chief Financial Officer of Connexxion, the government owned public transport company. Mr. Rasterhoff was also on the Supervisory Board of SGR and served as an advisor to the trustees of the TUI Nederland Pension Fund. Mr. Rasterhoff served on the Capital Maritime Board as the chairman of the audit committee from May 2005 until his resignation in February 2007. Mr. Rasterhoff also served as a director and audit committee member of Aegean Marine Petroleum Network Inc., a company listed on the NYSE from December 2006 to May 2012. Mr. Rasterhoff holds a graduate business degree in economics from Groningen State University.

Eleni Tsoukala, Director.

Ms. Tsoukala was appointed to our board of directors on February 28, 2018 and serves on the audit committee, Conflicts Committee and compensation committee. Ms. Tsoukala is the managing partner and founder of Tsoukala & Partners Law Firm, a leading Greek business law firm. Her legal practice includes corporate advice in cross-border and domestic transactions. Between 2004 and 2007, Ms. Tsoukala served as legal advisor to the Greek Deputy Minister of Finance. Between 2001 and 2003, Ms. Tsoukala practiced at an international law firm in London. Ms. Tsoukala holds an LL.M. degree in International Business Law from University College London and an LL.B. degree from the University of Oxford and is a qualified attorney-at-law admitted to the bar in England and Greece.

Dimitris P. Christacopoulos, Director.

Mr. Christacopoulos joined our board of directors on September 30, 2011, following our merger with NYSE-listed Crude Carriers, where he had served as a director since 2010 and he currently serves on the Conflicts Committee, audit committee and compensation committee. Mr. Christacopoulos currently serves as a Partner at Octane Management Consultants. He started his professional career as an analyst in the R&D Department of a major food producer in Greece in 1992 before joining Booz Allen & Hamilton Consulting in 1995 in New York in their Operations Management Group. He subsequently joined Barclays Capital as the Associate Director for Strategic Planning in London from 1999 to 2002 at which time he became Director of Corporate Finance & Strategy at Aspis Group of Companies in Athens where he participated in the Group’s Management and Investment Committees. In 2005, he joined Fortis Bank NV/SA as a Director in the Energy, Commodities and Transportation Group and until 2010 acted as the Deputy Country Head for Greece, setting up the bank’s Greek branch and expanding its presence in ship and energy finance in the region. Mr. Christacopoulos has a diploma in chemical engineering from the National Technical University of Athens and an MBA from Columbia Business School in New York.

85	Table of Contents

B.	Compensation

Reimbursement of Expenses of Our General Partner

Our General Partner does not receive any management fee or other compensation for managing us. Our General Partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our General Partner. In 2023, these expenses for which our General Partner was reimbursed amounted to $0.1 million.

Executive Compensation

The compensation of our General Partner’s Chief Executive Officer, Chief Financial Officer, and Chief Commercial Officer is set and paid by our General Partner, and we reimburse our General Partner for such costs and related expenses under relevant executive service agreements. We do not have a retirement plan for our General Partner’s executive officers or directors. Officers and employees of our General Partner or its affiliates may participate in employee benefit plans and arrangements sponsored by Capital Maritime, our General Partner or their affiliates, including plans that may be established in the future. For the year ended December 31, 2023 we paid our General Partner $2.4 million as compensation for services related to the management of our business and affairs, including the appointment and performance of relevant duties of the chief executive officer, chief finance officer, and a number of additional officers.

Compensation of Directors

Our directors receive compensation for their services as directors, as well as for serving in the role of committee chair, and have also received restricted units, all of which have now vested. Please read “—E. Share Ownership—Omnibus Incentive Compensation Plan” below for additional information. For the year ended December 31, 2023, our directors, including our chairman, received an aggregate cash amount of $0.8 million. In lieu of any other compensation, our chairman receives an annual fee for acting as a director and as the chairman of our board of directors. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees and is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

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

During the year ended December 31, 2023, our board of directors held 17 meetings. As part of our board meetings, our independent directors meet without the non-independent directors in attendance. In addition, the board regularly holds sessions without the CEO and executive officers present. During the year ended December 31, 2023 our independent directors held three executive sessions. Even if Board members are not able to attend a board meeting, all board members are provided information related to each of the agenda items before each meeting, and can therefore provide counsel outside regularly scheduled meetings. All directors were present at all meetings of the board of directors and all meetings of committees of the board of directors on which such director served.

86	Table of Contents

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

Audit Committee. The audit committee of our board of directors is composed of three or more independent directors, each of whom must meet the independence standards of the Nasdaq Global Select Market, the SEC and any other applicable laws and regulations governing independence from time to time. The audit committee is currently comprised of directors Dimitris Christacopoulos (Chair), Abel Rasterhoff, Rory Hussey, Keith Forman and Eleni Tsoukala. All members of the committee are financially literate and our board of directors has determined that Mr. Rasterhoff qualifies as an “audit committee financial expert” for purposes of the U.S. Sarbanes-Oxley Act of 2002. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. The audit committee met four times during the year ended December 31, 2023, on January 26, April 25, July 20 and October 23.

Conflicts Committee. The Conflicts Committee of our board of directors is composed of the same directors constituting the audit committee, being Keith Forman (chair), Abel Rasterhoff, Rory Hussey, Eleni Tsoukala and Dimitris Christacopoulos. The members of our Conflicts Committee may not be officers or employees of our General Partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the Nasdaq Global Select Market to serve on an audit committee of a board of directors and certain other requirements. The Conflicts Committee reviews specific matters that the board believes may involve conflicts of interest and determines if the resolution of the conflict of interest is fair and reasonable to us. Any matters approved by the Conflicts Committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our General Partner or its affiliates of any duties any of them may owe us or our unitholders. The Conflicts Committee met seven times during the year ended December 31, 2023.

Compensation Committee. The compensation committee of our board of directors is composed of the same directors constituting the audit committee and Conflicts Committee, being Rory Hussey (chair), Keith Forman, Abel Rasterhoff, Eleni Tsoukala and Dimitris Christacopoulos. The compensation committee reviews compensation of the members of the board of directors and has overall responsibility for approving and evaluating our compensation plans, policies and programs, but not the compensation of the executive officers of the General Partner of the Partnership and related executive service agreements. The Compensation Committee met once during the year ended December 31, 2023.

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

87	Table of Contents

E.	Share Ownership

As of December 31, 2023:

•	the chairman of our board of directors, Keith Forman, has owned a small number of common units since the date of our IPO;
•	a portion of shares issued to our director Dimitris Christacopoulos when he was a member of the board of directors of Crude Carriers converted to common units in us in the same manner as all shares converted under the terms of our merger agreement with Crude Carriers in 2011; and
•	no member of our board of directors owns common or restricted units in a number representing more than 1.0% of our outstanding common units.

Omnibus Incentive Compensation Plan

On April 29, 2008, our board of directors adopted an omnibus incentive compensation plan (the “Plan”), according to which we were entitled to issue a limited number of awards to our employees, consultants, officers, directors or affiliates, including the employees, consultants, officers or directors of our General Partner, our Managers, Capital Maritime and certain key affiliates and other eligible persons. The Plan contemplated awards in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. The Plan was administered by our General Partner as authorized by our board of directors. The Plan was amended from time to time. See Note 14 (Omnibus Incentive Compensation Plan) to our Financial Statements.

In July 2019, the board of directors adopted an amended and restated Plan, so as to reserve for issuance a maximum number of 740,000 restricted common units. On the same day, the Partnership awarded 445,000 unvested units .Awards vested in three equal installments ending on December 31, 2021. All awards under the amended Plan were conditional upon the grantee’s continued service until the applicable vesting date.

In January 2022, the board of directors adopted an amended and restated Plan, so as to reserve for issuance a maximum number of 750,000 restricted common units. On March 18, 2022, the Partnership awarded 743,800 unvested units. Awards granted to beneficiaries would vest in three equal installments. One third of the units awarded, namely 247,933 units vested on December 31, 2022 and another third, namely 247,933 units vested on December 31, 2023.

On December 30, 2022, the Partnership awarded 1,969 unvested units. The units were fully vested on December 31, 2022. In January 2024, the board of directors adopted an amended and restated Plan and reserved for issuance a maximum number of 3,300,000 restricted common units. On January 25, 2024, 1,100,000 common units of the 3,300,000 restricted common units were issued. As of the date of this Annual Report the total number of restricted common units reserved was 1,551,061.

All awards under the amended Plan are conditional upon the grantee’s continued service until the applicable vesting date.

Item	7. Major Unitholders and Related-Party Transactions.

As of December 31, 2023, our partners’ capital consisted of 55,039,143 common units, of which 24,076,416 were owned by public unitholders, no subordinated units, 348,570 general partner units and 870,522 treasury units that the Partnership has purchased under the Unit Repurchase Program currently in effect.

On January 25, 2021, the Partnership’s Board of Directors approved a unit repurchase program, providing the Partnership with authorization to repurchase up to $30.0 million of units of the Partnership’s common units, effective for a period of two years through January 2023.

88	Table of Contents

On January 26, 2023, the Board approved our new Unit Repurchase Program, providing the Partnership with authorization to repurchase up to $30.0 million of the Partnership’s common units, effective for a period of two years through January 2025.

As of the date of this annual report, the Partnership had purchased 1,076,495 common units in total under both programs.

Please see “Item 16—E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Based on 55,235,883 units issued and outstanding (excluding treasury units of 2,122,352 and including 348,570 general partner units) as of the date of this annual report, the Marinakis family, including Evangelos M. Marinakis, the chairman of (i) Capital Maritime, may be deemed to beneficially own a 56.7% interest in us, through Capital Maritime, which may be deemed to beneficially own 29,808,881 common units representing a 54.0% interest in us, (ii) Capital Gas, which may be deemed to beneficially own 1,153,846 common units representing a 2.1% interest in us and (iii) our General Partner, which may be deemed to beneficially own 348,570 general partner units representing a 0.6% interest in us.

As of March 18, 2024, there were two holders of record of our common units, which have a U.S. mailing address. One of these two holders is CEDE & Co., a nominee company for The Depository Trust Company (a registered clearing agency with the SEC), which held approximately 32.3% of our outstanding common units as of such date. The beneficial owners of the common units held by CEDE & Co. may include persons who reside outside the United States.

A.	Major Unitholders

The following table sets forth as of the date of this annual report the beneficial ownership of our common units by each person we know beneficially owns more than 5.0% or more of our common units, and all of our directors and the executive officers of our General Partner as a group. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power.

		Percentage of
		Total Common
		Units
	Number of	(excluding
	Common	treasury units
Name of Beneficial Owner	Units Owned	of 2,122,352)
Capital Maritime (1)	29,808,881	54.3%
Capital Gas (2)	1,153,846	2.1%
Yoda PLC (3)	14,166,739	25.8%

All executive officers and directors as a group (ten persons) (4)	*	*

(1)	The Marinakis family, including Evangelos M. Marinakis, our former chairman, through its ownership of Capital Maritime may be deemed to beneficially own, or to have beneficially owned, all of our units held by Capital Maritime.

(2)	The Marinakis family, including Miltiadis E. Marinakis, through its ownership of the 100% of Capital Gas, may be deemed to beneficially own all of our units held by Capital Gas.

(3)	As reported in a Schedule 13D amendment filed on February 26, 2024 by (i) Yoda PLC, a public limited liability company incorporated in Cyprus (“Yoda”) and (ii) Ioannis Papalekas. According to the Schedule 13D amendment, (i) the principal business of Yoda consists of holding of investments and the provision of financing and the address of its principal office is 48 Themistokli Dervi Avenue, Athienitis Centennial Building, 7th Floor, Suite 703, 1066 Nicosia, Cyprus and (ii) Ioannis Papalekas is a businessman who, among others, founded Globalworth Real Estate Investments Limited, a real estate company traded on the London Stock Exchange and his principal address is 10 Aphrodite Street, Flat 301, P.C. 1060, Nicosia, Cyprus. According to the Schedule 13D, Ioannis Papalekas, who is the controlling shareholder of Yoda, may be deemed to beneficially own the common units directly held by Yoda.

(4)	See “Item 6. Directors, Senior Management and Employees-E. Share Ownership” above.

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

89	Table of Contents

B.	Related-Party Transactions

Our General Partner, which is a private entity wholly owned by Mr. Miltiadis E. Marinakis, controls the appointment of up to three of the members of our board of directors. Capital Maritime and Capital Gas can vote the common units they hold in their totality on all matters that arise under the Partnership Agreement (except for the election of directors elected by holders of our common units). Accordingly, our General Partner, Capital Maritime and Capital Gas have the ability to exercise significant influence on important actions we may take.

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

Transactions entered into during the year ended December 31, 2023 and up to the date of this Annual Report

Umbrella Agreement, Standby Purchase Agreement and Vessel SPAs

On November 13, 2023, we entered into the Umbrella Agreement with Capital Maritime and our General Partner. Pursuant to the Umbrella Agreement, we agreed, among other things, to purchase 11 newbuild LNG/C vessels from Capital Maritime for an aggregate acquisition price of $3,130.0 million (of which $2,023.8 million is payable to Capital Maritime). The Newbuild Vessels are expected to be delivered to the Partnership from 2023 to 2027. Each Newbuild Vessel will have a capacity of 174,000 CBM and was built or is under construction at Hyundai. On December 21, 2023 we closed the Umbrella Agreement and entered into 11 Vessel SPAs to acquire 100% of the equity interests in each vessel-owning company of the Newbuild Vessels.

90	Table of Contents

To finance a portion of the purchase price for the Newbuild Vessels, the Partnership distributed Rights to holders of common units on Record Date. Pursuant to the Umbrella Agreement, Capital Maritime and the Partnership also entered into a Standby Purchase Agreement, pursuant to which Capital Maritime purchased from the Partnership, at the Rights Offering Price, the number of common units offered pursuant to the Rights Offering that were not issued pursuant to existing unitholders’ exercise of their Rights, or 34,641,731 common units. Capital Maritime also issued to the Partnership an unsecured seller’s credit in an amount up to $220.0 million to finance a portion of the purchase price for the Newbuild Vessels.

On December 21, 2023, and upon entry into the Vessel SPAs for the Remaining Vessels, each of the four vessel-owning companies of the Remaining Vessels entered into a separate supervision agreement with Capital Gas Management pursuant to which Capital Gas Management will supervise the performance of the design, building, equipment, completion and delivery by the shipyard of the applicable Remaining Vessel. The aggregate consideration payable to Capital Gas Management under each such agreement is $1.5 million, of which a third was payable upon signing, a third is payable on the date of the applicable Remaining Vessel’s steel cutting and the remaining third is payable upon such vessel’s date of delivery.

On December 21, 2023, we took delivery of the first Newbuild Vessel to be delivered pursuant to the Umbrella Agreement, the LNG/C Amore Mio I. Upon acquisition, we assumed indebtedness of $196.3 million in the form of a sale and leaseback transaction. The 2023 CMBFL - LNG/C AMI has a tenor of 10 years, and offers the option to repurchase the vessel at a predetermined price after the first anniversary of the arrangement, together with a purchase obligation of $98.2 million at the expiration of the lease in October 2033.

We closed the Vessel SPA for the Axios II upon delivery of the vessel on January 2, 2024. The vessel acquisition was partly financed through, a new senior secured loan facility for an amount of $190.0 million, with a duration of seven years and a drawdown of $92.6 million under the Seller’s Credit.

The Partnership also agreed to take certain post-closing actions, including (i) changing the name of the Partnership, (ii) committing to negotiate to agree procedures for the conversion of the Partnership from a Marshall Islands limited partnership to a corporation with customary corporate governance provisions and (iii) committing to explore the disposition of the Partnership’s container vessels and to abstain from acquiring additional container vessels. In addition, Capital Maritime granted the Partnership, beginning on December 21, 2023, rights of first refusal over (i) transfers of LNG/C vessels owned by Capital Maritime to third-parties, opportunities to order newbuild LNG/C vessels of which Capital Maritime becomes aware and employment opportunities for LNG/C vessels of which Capital Maritime becomes aware, in each case, for a period ending on December 21, 2033, (ii) transfers to third parties the New Energy Vessels for a period ending on the date on which Capital Maritime and its affiliates no longer beneficially own at least 25% of the issued and outstanding common units and (iii) if the Partnership acquires a New Energy Vessel from Capital Maritime, employment opportunities for such New Energy Vessel of which Capital Maritime becomes aware, for a period ending on the date on which Capital Maritime and its affiliates no longer beneficially own at least 25% of the issued and outstanding common units.

Share Purchase Agreement with Capital Maritime for the Acquisition of the M/V Itajai Express, the LNG/C Asterix I and the M/V Buenaventura Express

On January 10, 2023, we acquired the shares of the company owning the M/V Itajai Express for total consideration of $122.5 million comprised of (i) a cash deposit of $6.0 million advanced in June 2022, (ii) $108.0 million of debt and (iii) $8.5 million of cash at hand.

On February 17, 2023, we acquired the shares of the company owning the LNG/C Asterix I for total consideration of $230.0 million comprised of (i) a cash deposit of $12.0 million advanced in June 2022, (ii) $184.0 million of debt and (iii) $34.0 million of cash at hand.

On June 20, 2023, we acquired the shares of the company owning the M/V Buenaventura Express for total consideration of $122.5 million, which was funded through a cash deposit of $6.0 million advanced in June 2022, $16.5 million of cash at hand and $100.0 million of debt through a new credit facility we entered into on June 13, 2023 with a duration of eight years.

91	Table of Contents

Floating Rate Management Agreements with Capital-Executive

In January 2023 and June 2023, the vessel-owning subsidiaries of the M/V Itajai Express and the M/V Buenaventura Express entered into a floating rate management agreement with Capital-Executive, pursuant to which Capital-Executive provides certain commercial and technical management services.

Floating Rate Management Agreements with Capital Gas Management

In February 2023, December 2023 and January 2024, the vessel-owning subsidiaries of the LNG/C Asterix I, LNG/C Amore Mio I and LNG/C Axios II entered into floating rate management agreements with Capital Gas Management, pursuant to which Capital Gas Management provides certain commercial and technical management services.

Transactions entered into during the year ended December 31, 2022

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

Share Purchase Agreements with Capital Maritime for the Acquisition of the M/V Manzanillo Express

On October 12, 2022, CPLP acquired the shares of the company owning the M/V Manzanillo Express for total consideration of $121.6 million comprised of (i) a cash deposit of $6.0 million advanced in June 2022, (ii) $6.6 million in common units of CPLP, (iii) $105.0 million of debt and (iv) $4.0 million of cash at hand.

Floating Rate Management Agreements with Capital-Executive

In October 2022, the vessel-owning subsidiary of the M/V Manzanillo Express entered into a floating rate management agreement with Capital-Executive, pursuant to which Capital-Executive provides certain commercial and technical management services.

Transactions entered into during the year ended December 31, 2021

Share Purchase Agreements with CGC Operating for the Acquisition of the Companies Owning Six LNG/C Vessels and the CGC Seller’s Credit

On August 31, 2021, CPLP agreed to acquire the shares of the companies owning three 174,000 CBM latest generation X-DF LNG/C vessels from CGC Operating for total consideration of $599.8 million comprised of (i) $147.1 million of cash on hand, (ii) the assumption of the $427.4 million of secured debt, (iii) the issuance of 1,153,846 (or $15.3 million in value) of new common units of CPLP at a premium to the trading unit price at the time of the agreement and (iv) the CGC Seller’s Credit, which is $10.0 million of unsecured, interest free seller’s credit. The three vessels are the LNG/C Aristos I, the LNG/C Aristarchos and the LNG/C Aristidis I.

In connection with the acquisition of the LNG/C Aristos I and the LNG/C Aristarchos, we entered into the CGC Seller’s Credit, which is a seller’s credit agreement with CGC Operating to defer $10.0 million of the purchase price for up to 12 months from the delivery of the vessels. The CGC Seller’s Credit is unsecured and interest free. On July 8, 2022 we fully repaid the amount of $10.0 million.

92	Table of Contents

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

On March 30, 2022, CGC Operating transferred all 1,153,846 common units held by it to Capital Gas for no consideration. Mr. Miltiadis M. Marinakis beneficially owns 50% of CGC Operating and the remaining 50% of CGC Operating is beneficially owned by a U.S.-based financial sponsor. In connection with the transfer of common units from CGC Operating to Capital Gas, Capital Gas paid $9,029,877.39 to the U.S.-based financial sponsor in exchange for its interest in the common units held by CGC Operating. Mr. Miltiadis E. Marinakis beneficially owns of 100% of Capital Gas.

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

Floating Rate Management Agreements with Capital Gas Management

On its acquisition date in 2021, each vessel-owning subsidiary of our six LNC/C vessels entered into a floating rate management agreement with Capital Gas Management, pursuant to which Capital Gas Management provides certain commercial and technical management services.

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

93	Table of Contents

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

Our General Partner or our board of directors may, but are not required to, seek the approval of such resolution from the Conflicts Committee or from the common unitholders. If neither our General Partner nor our board of directors seek approval from the Conflicts Committee, and our board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors, including the board members affected by the conflict, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. When our Partnership Agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires.

Conflicts of interest could arise in the situations described below, among others.

94	Table of Contents

Actions taken by our board of directors may affect the amount of cash available for distribution to unitholders.

The amount of cash that is available for distribution to unitholders is affected by decisions of our board of directors regarding such matters as:

•	the amount and timing of asset purchases and sales;
•	cash expenditures;
•	borrowings;
•	the issuance of additional units; and
•	the creation, reduction or increase of reserves in any quarter.

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

95	Table of Contents

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

Our General Partner may exercise its right to call and purchase limited partner interests, including common units, as provided in the Partnership Agreement and may assign this right to one of its affiliates (including us). Our General Partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have common units purchased from the unitholder at an undesirable time or price. Please read “The Partnership Agreement-Limited Call Right” in Exhibit 2.1 to this Annual Report.

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

Partnership Agreement modified standards

Our Partnership Agreement contains provisions that waive or consent to conduct by our General Partner and its affiliates and our directors that might otherwise raise issues as to compliance with fiduciary duties under the laws of the Marshall Islands. For example, Section 7.16 of our Partnership Agreement provides that when our General Partner is acting in its capacity as our General Partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under the laws of the Marshall Islands. In addition, when our General Partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our General Partner and our board of directors would otherwise be held. Our Partnership Agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the Conflicts Committee must be:

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

Under the Partnership Agreement, we must indemnify our General Partner and its officers and our directors to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our General Partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons engaged in actual fraud or willful misconduct. We also must provide this indemnification for criminal proceedings when our General Partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful. Thus, our General Partner and its officers and our directors could be indemnified for their negligent acts if they met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and therefore unenforceable. Please read “The Partnership Agreement-Indemnification.” in Exhibit 2.1 to this Annual Report.

C.	Interests of Experts and Counsel

Not applicable.

98	Table of Contents

Item	8. Financial Information.

A.	Consolidated Statements and Other Financial Information.

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

Minimum Quarterly Distribution

Our Partnership Agreement provides that the minimum quarterly distribution on our common units is (on a pre-reverse split-adjusted basis) $0.2325 per unit, which is equal to $0.93 per unit per year, or $1.6275 per unit, which is equal to $6.51 per unit per year. You should note that there is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter. Failure to distribute the minimum quarterly distribution on the common units results in our inability to establish certain cash reserves (see “-Definition of Available Cash” above). See information on current distribution levels elsewhere in this Annual Report.

99	Table of Contents

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

100	Table of Contents

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

Definition of Operating Surplus

For any period, other than the quarter during which an event giving rise to our liquidation occurs (unless our unitholders have a right to elect to continue our business and so elect), operating surplus generally means:

•	an amount equal to two times the amount needed for any one quarter for us to pay a distribution on all of our units, the general partner units and the incentive distribution rights at the same per-unit amount as was distributed in the immediately preceding quarter; plus
•	all of our cash receipts, excluding cash from (1) borrowings, other than working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) capital contributions; plus
•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus
•	interest paid on debt incurred and cash distributions paid on equity securities issued, in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset such as vessels during the period from such financing until the earlier to occur of the date the capital asset is put into service and the date that it is abandoned or disposed of; plus
•	interest paid on debt incurred and cash distributions paid on equity securities issued, in each case, to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the construction projects described in the immediately preceding bullet; less
•	all of our operating expenditures after the repayment of working capital borrowings, but not (1) the repayment of other borrowings, (2) actual maintenance and replacement capital expenditures or expansion capital expenditures or investment capital expenditures, (3) transaction expenses (including taxes) related to interim capital transactions or (4) distributions; less
•	estimated maintenance and replacement capital expenditures and the amount of cash reserves established by our board of directors to provide funds for future operating expenditures; less
•	all working capital borrowings not repaid within 12 months after having been incurred.

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

101	Table of Contents

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

102	Table of Contents

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

Distributions of Available Cash From Operating Surplus

We make quarterly distributions of available cash from operating surplus in the following manner, subject to applicable law:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our General Partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and
•	thereafter, in the manner described in “-Incentive Distribution Rights” below.

The preceding paragraph and other similar disclosure in this Section assumes that our General Partner maintains its initial 2.0% general partner interest.

As of the date of this Annual Report, our General Partner holds a 0.6% general partner interest.

103	Table of Contents

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

The percentage interests set forth above assume that our General Partner maintains its initial 2.0% general partner interest and has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities. As of the date of this Annual Report, our General Partner holds a 0.6% general partner interest.

Following discussion with, and with the unanimous support of, the Conflicts Committee, Capital Maritime permanently waived its rights to receive quarterly incentive distributions between $1.6975 and $1.75. This waiver effectively increases the first target distribution and the lower bound of the second target distribution (as referenced in the table below) from $1.6975 to $1.75.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our General Partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our General Partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our General Partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our General Partner assume that our General Partner maintains its initial 2.0% general partner interest and that our General Partner has not transferred the incentive distribution rights. As of the date of this Annual Report, our General Partner holds a 0.6% general partner interest.

	Total Quarterly Distribution
	Target Amount	Marginal Percentage Interest in Distributions
		Unitholders	General Partner
Minimum Quarterly Distribution	$1.6275	98.0%	2.0%
First Target Distribution	up to $1.6975 (1)	98.0%	2.0%
Second Target Distribution	above $1.6975 (1) up to $1.8725	85.0%	15.0%
Third Target Distribution	above $1.8725 up to $2.0475	75.0%	25.0%
Thereafter	above $2.0475	65.0%	35.0%

(1)	As disclosed on our Report on Form 6-K furnished on August 26, 2014, Capital Maritime unilaterally notified the Partnership that it decided to waive its rights to receive quarterly incentive distributions between $1.6975 and $1.75. Capital Maritime permanently waived these rights after discussion with, and with the unanimous support of, the Conflicts Committee. This waiver effectively increases the First Target Distribution and the lower bound of the Second Target Distribution (as referenced in the table above) from $1.6975 to $1.75.

104	Table of Contents

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to our General Partner, until we distribute for each common unit an aggregate amount of available cash from capital surplus equal to the initial unit price of the common units issued in our initial public offering; and
•	thereafter, we will make distributions of available cash from capital surplus as if they were from operating surplus.

The preceding paragraph is based on the assumption that our General Partner maintains its initial 2.0% general partner interest and that we do not issue additional classes of equity securities. As of the date of this Annual Report, our General Partner holds a 0.6% general partner interest.

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

105	Table of Contents

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

The preceding paragraph is based on the assumption that our General Partner maintains its initial 2.0% general partner interest and has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities. As of the date of this Annual Report, our General Partner holds a 0.6% general partner interest.

B.	Significant Changes

Other than as described in “Item 4. Information on the Partnership—A. History and Development of the Partnership—Developments in 2023 and up to the filing of this Annual Report” and in Note 17 (Subsequent Events) to our Financial Statements and below, no significant changes have occurred since the date of our Financial Statements.

Item	9. The Offer and Listing.

Our common units started trading on the Nasdaq Global Select Market under the symbol “CPLP” on March 30, 2007.

106	Table of Contents

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Please refer to Exhibit 2.1 (Description of Securities registered under Section 12 of the Exchange Act) to this Annual Report for a summary of the material provisions of our Partnership Agreement. The Partnership Agreement and the amendments thereto are filed as Exhibit I to our Report on Form 6-K dated February 24, 2010, as Exhibit I to our Report on Form 6-K dated September 30, 2011, as Exhibit II to our Report on Form 6-K/A dated May 23, 2012, as Exhibit II to our Report on Form 6-K dated March 21, 2013 and as Exhibit A to Exhibit I to our Report on Form 6-K dated August 26, 2014. We will provide prospective investors with a copy of our Partnership Agreement and any amendments thereto upon request at no charge.

We summarize the following provisions of our Partnership Agreement elsewhere in this Annual Report:

•	with regard to distributions of available cash, please read “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information-How We Make Cash Distributions,” and
•	with regard to the fiduciary duties of our General Partner and our directors, please read “Item 7. Major Unitholders and Related Party Transactions—B. Related-Party Transactions—Conflicts of Interest and Fiduciary Duties.”

Pursuant to the Umbrella Agreement, we and the General Partner agreed to, in good faith, negotiate and jointly work with tax and other advisors to agree to mutually acceptable terms for our conversion from a Marshall Islands limited partnership to a corporation with customary corporate governance and, subject to reaching such agreement, use our reasonable best efforts to cause such conversion to have been completed by June 21, 2024. We have agreed only to negotiate, in good faith, and jointly work with tax and other advisors in respect of such conversion. As of the date of this annual report, no decisions have been made in respect of such conversion. Accordingly, we can make no assurances that we will convert to a corporation or, if such conversion occurs, as to the corporate governance provisions that would be adopted by us upon such conversion. See Item 3. Key Information—D. Risk Factors—Risks Inherent in an Investment in Us—We may not complete our conversion from a Marshall Islands limited partnership to a corporation with customary corporate governance that we have committed to consider pursuant to the Umbrella Agreement.”

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

107	Table of Contents

D.	Exchange Controls

We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of the Marshall Islands that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to persons that are both to non-resident and non-citizen holders of our securities.

E.	Taxation

Marshall Islands Taxation relating to Unitholders

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

Marshall Islands Taxation of the Partnership

Because we, our subsidiaries and our controlled affiliates do not, and we and our subsidiaries will not (and assuming we, our subsidiaries and our controlled affiliates will not) carry on business or conduct transactions or operations in the Marshall Islands, under current Marshall Islands law neither we, our subsidiaries nor our controlled affiliates will be subject to Marshall Islands income, capital gains, profits or other taxation, other than taxes or fees due to (i) the continued existence of legal entities registered in the Republic of the Marshall Islands, (ii) the incorporation or dissolution of legal entities registered in the Republic of the Marshall Islands, (iii) filing certificates (such as certificates of incumbency, merger, or redomiciliation) with the Marshall Islands registrar, (iv) obtaining certificates of good standing from, or certified copies of documents filed with, the Marshall Islands registrar, (v) compliance, or penalties for noncompliance, with Marshall Islands law concerning books and records and economic substance regulations and (vi) vessel ownership, such as tonnage tax. As a result, distributions by our subsidiaries and our controlled affiliates to us will not be subject to Marshall Islands taxation.

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

108	Table of Contents

Election to be Taxed as a Corporation

We have elected to be taxed as a corporation for U.S. federal income tax purposes. As such, among other consequences, U.S. Holders (as defined below) will, subject to the discussion of certain rules relating to PFICs below (please see “-U.S. Federal Income Taxation of U.S. Holders- PFIC Status and Significant Tax Consequences”), generally not be directly subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of common units, as described below. As a corporation, we may be subject to U.S. federal income tax on our income as discussed below. Additionally, our distributions to common unitholders will generally be reported on IRS Form 1099-DIV.

Taxation of Operating Income

We expect that substantially all of our gross income will be attributable to the transportation of LNG and containerized goods. If we complete the gradual divestment of our container vessels that we announced on November 13, 2023, we expect that substantially all of our gross income would be attributable to the transportation of LNG. For this purpose, gross income attributable to transportation (or “Transportation Income”) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes spot charter, time charter and bareboat charter income.

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

109	Table of Contents

We will qualify for the Section 883 Exemption if, among other matters, we meet the following three requirements:

•	We are organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (an “Equivalent Exemption”);
•	We satisfy the “Publicly Traded Test” (as described below); and
•	We meet certain substantiation, reporting and other requirements.

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

110	Table of Contents

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

Taxation of Gain on the Sale of a Vessel

Regardless of whether we qualify for the Section 883 Exemption, we believe gain from the sale of a vessel should not be subject to U.S. federal income taxation provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

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

Dividends paid on our common units to a U.S. Holder who is an individual, trust or estate (in all cases, a “U.S. Individual Holder”) will be treated as qualified dividend income that is taxable to such U.S. Individual Holder at preferential rates applicable to long-term capital gain provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market, on which our common units are traded); (ii) we are not a PFIC (which we do not believe we are, have been or will be, as discussed below); (iii) the U.S. Individual Holder has owned the common units for more than 60 days in the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such units) and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a unit if the amount of the dividend is equal to or in excess of 10% of a unitholder’s adjusted basis (or fair market value in certain circumstances) in such unit. If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income” then any loss derived by a U.S. Individual Holder from the sale or exchange of such units will be treated as long-term capital loss to the extent of the amount of such dividend.

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

111	Table of Contents

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

112	Table of Contents

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

113	Table of Contents

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

Backup Withholding and Information Reporting

In general, payments of distributions on our common units or the gross proceeds of a disposition of our common units made within the United States to a U.S. Individual Holder will be subject to information reporting requirements. These payments also may be subject to backup withholding, if the U.S. Individual Holder:

•	fails to provide an accurate taxpayer identification number;
•	in the case of distributions, is notified by the IRS that he has failed to report all interest or corporate distributions required to be shown on its U.S. federal income tax returns; or
•	in certain circumstances, fails to comply with applicable certification requirements.

114	Table of Contents

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not Applicable

115	Table of Contents

Item	11. Quantitative and Qualitative Disclosures about Market Risk.

Our Risk Management Policy

Our policy is to continuously monitor our exposure to business risks, including the impact of changes in interest rates and currency rates, as well as inflation on earnings and cash flows. We intend to assess these risks and, when appropriate, take measures to minimize our exposure to the risks.

Foreign Exchange Risk

Financing activities

In connection with the issuance of our Euro-denominated senior unsecured bonds in October 2021 and July 2022, we entered into certain cross-currency swap agreements to manage the related foreign currency exchange risk by effectively converting the fixed-rate, Euro-denominated Bonds, including the semi-annual interest payments for the duration of the bonds to fixed-rate U.S. Dollar-denominated debt. The economic effect of the swap agreements is to eliminate the uncertainty of the cash flows in U.S. Dollars associated with the issuance of the Euro-denominated Bonds. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings (Financing Arrangements)-Senior Unsecured Bonds.”

Operating activities

We do not have a material currency exposure risk in connection to our operating activities. We generate all of our revenues in U.S. Dollars and incur less than 10% of our expenses in currencies other than U.S. Dollars. For accounting purposes, expenses incurred in currencies other than the U.S. Dollars are translated into U.S. Dollars at the exchange rate prevailing on the date of each transaction. As of December 31, 2023, less than 10% of our liabilities were denominated in currencies other than U.S. Dollars (mainly in Euros). These liabilities were translated into U.S. Dollars at the exchange rate prevailing on December 31, 2023. We have not hedged currency exchange risks and our operating results could be adversely affected as a result.

Interest Rate Risk

The international shipping industry is capital intensive, requiring significant amounts of investment, a significant portion of which is provided in the form of long-term debt. Our existing financing arrangements contain interest rates that fluctuate based on changes in base rates. As of December 31, 2023, $1,342.0 million out of our total debt of $1,787.8 million is floating rate debt, which means we pay interest on such debt at a margin on top of an agreed benchmark rate. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. Recently, in response to inflationary pressures, central banks have begun to increase interest rates, which translates into increases in base interest rates that result in an increase to our interest expense on our existing floating rate debt and also result in increases to the interest rates available to us on new debt financing for our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Financing Activities—A significant rise in interest rates could result in increased interest expense.”

Interest rate sensitivity analysis

Currently we have, and during 2023 we had, no interest rate swap agreements outstanding. A possible market disruption in determining the cost of funds for our banks resulting in increases by the lenders to their “funding costs” under our credit facilities, will lead to proportional increases in the relevant interest amounts payable under such credit facilities on a quarterly basis. As an indication of the extent of our sensitivity to interest rate changes based upon our debt level, an increase of 100 basis points in SOFR would have resulted in an increase in our interest expense by approximately $11.5 million, $9.3 million and $4.6 million for the years ended December 31, 2023, 2022 and 2021 respectively, assuming all other variables had remained constant.

Concentration of Credit Risk

Financial instruments which potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents. We place our cash and cash equivalents, consisting mostly of deposits, with creditworthy financial institutions as rated by qualified rating agencies. We do not obtain rights to collateral to reduce our credit risk.

Inflation

As a result of the heightened inflation experienced in 2022 and 2023, we have incurred increased operating, voyage and administrative costs including higher costs for dry-docking. We continue to see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, driving up energy prices and commodity prices, which continue to affect our operating and voyage expenses. As inflation becomes a significant factor in the global economy, inflationary pressures are expected to result in increased operating, voyage and financing costs.

Item	12. Description of Securities Other than Equity Securities.

Not Applicable.

116	Table of Contents

Part II

Item	13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item	14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

No material modifications to the rights of security holders.

Item	15. Controls and Procedures.

A.	Disclosure Controls and Procedures

As of December 31, 2023, our management (with the participation of the chief executive officer and chief financial officer of our General Partner) conducted an evaluation pursuant to Rule 13a-15(b) and 15d-15 promulgated under the U.S. Securities Exchange Act of 1934, as amended, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our management, including the chief executive and chief financial officer of our General Partner, recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the partnership have been detected. Further, in the design and evaluation of our disclosure controls and procedures our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Based on this evaluation, the chief executive officer and chief financial officer of our General Partner concluded that, as of December 31, 2023, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer of our General Partner, as appropriate to allow timely decisions regarding required disclosure, were effective in providing reasonable assurance that information that was required to be disclosed by us in reports we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the 2013 framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management believes that our internal control over financial reporting was effective as of December 31, 2023.

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

117	Table of Contents

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of

Capital Product Partners L.P.

Majuro, Republic of Marshall Islands

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Capital Product Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, changes in partners’ capital, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 23, 2024, expressed an unqualified opinion on the Partnership's internal control over financial reporting.

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

Athens, Greece
April 23, 2024

We have served as the Company’s auditor since 2006.

D.	Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting during the year covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item	16.

118	Table of Contents

A.	Audit Committee Financial Expert.

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

Our principal accountant for 2023 and 2022 was Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163) The following table shows the fees we paid or accrued for audit and tax services provided by Deloitte for these periods (in thousands of U.S. Dollars).

Fees	2023	2022
Audit Fees (1)	$369.3	$382.2
Audit-Related Fees (2)	13.5	101.7
Tax Fees (3)	14.2	13.5
Total	$397.0	$497.4

(1)	Audit fees represent fees for professional services provided in connection with the audit of our Financial Statements, review of our quarterly consolidated financial information, audit services provided in connection with other regulatory filings, issuance of consents and assistance with and review of documents filed with the SEC and the Athens Stock Exchange.

(2)	Audit related fees represent compensation for professional services provided in connection with the review of the prospectus and related services for the public offering and listing on the Athens Stock Exchange of senior unsecured bonds by CPLP PLC.

(3)	Tax fees represent fees for professional services provided in connection with various U.S. income tax compliance and information reporting matters.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2023 and 2022.

D.	Exemptions from the Listing Standards for Audit Committees.

None.

119	Table of Contents

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

On January 25, 2021, the Partnership’s Board of Directors approved a unit repurchase program, providing the Partnership with authorization to repurchase up to $30.0 million of units of the Partnership’s common unit, effective for a period of two years through January 2023. On January 26, 2023, our board approved our new Unit Repurchase Program, providing the Partnership with authorization to repurchase up to $30.0 million of the Partnership’s common units, effective for a period of two years through January 2025. The Partnership may repurchase these units in the open market or in privately negotiated transactions, at times and prices that are considered to be appropriate by the Partnership. During 2023 the Partnership had purchased 304,283 common units under the programs at a total cost of $4.1 million.

The following table presents information with respect to repurchases of common units in 2023:

	(a) Total Number of Common Units Purchased	(b) Average Price Paid per Common Unit	(c) Total Number of Common Units Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Common Units that May Yet Be Purchased Under the Plans or Programs
				$30,000,000
January 1 - January 31, 2023	6,602	$13.57	89,577	$29,910,423
February 1 - February 28, 2023	18,979	$14.34	272,171	$29,638,252
March 1 - March 31, 2023	103,677	$13.43	1,392,549	$28,245,703
April 1 - April 30, 2023	51,964	$13.19	685,473	$27,560,230
May 1 - May 31, 2023	50,262	$12.84	645,537	$26,914,692
June 1 - June 30, 2023	54,334	$13.84	751,721	$26,162,972
July 1 - July 31, 2023	15,070	$14.26	214,933	$25,948,039
August 1 - August 31, 2023	1,893	$15.17	28,725	$25,919,314
September 1 - September 30, 2023	-	$-	-	$25,919,314
October 1 - October 31, 2023	1,502	$14.90	22,385	$25,896,929
November 1 - November 30, 2023	-	$-	-	$25,896,929
December 1 - December 31, 2023	-	$-	-	$25,896,929
Total 2023	304,283	$13.48	4,103,071	$25,896,929

F.	Change in Registrant’s Certifying Accountant.

Not applicable.

G.	Corporate Governance.

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

Pursuant to the Umbrella Agreement, we and the General Partner agreed to, in good faith, negotiate and jointly work with tax and other advisors to agree to mutually acceptable terms for our conversion from a Marshall Islands limited partnership to a corporation with customary corporate governance provisions and, subject to reaching such agreement, use our reasonable best efforts to cause such conversion to have been completed by June 21, 2024. We have agreed only to negotiate, in good faith, and jointly work with tax and other advisors in respect of such conversion. As of the date of this Annual Report, no decisions have been made in respect of such conversion. Accordingly, we can make no assurances that we will convert to a corporation or, if such conversion occurs, as to the corporate governance provisions that would be adopted by us upon such conversion. See Item 3. Key Information—D. Risk Factors—Risks Inherent in an Investment in Us—We may not complete our conversion from a Marshall Islands limited partnership to a corporation with customary corporate governance that we have committed to consider pursuant to the Umbrella Agreement.”

H.	Mine Safety Disclosure.

Not applicable.

I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

120	Table of Contents

J.	Insider Trading Policies.

Not applicable.

K.	Cybersecurity.

Risk Management and Strategy

CPLP’s business operations, including our onshore operations and vessel operations, rely on information and operational technology systems maintained by our Managers, which could be targeted by computer hackers and cyber terrorists. We rely on information systems maintained by our Managers for a significant part of our operations, including for the steering, navigation and propulsion systems of our vessels, communications and cargo management.

Our Managers have in place safety and security measures on our vessels and onshore operations to secure our vessels against cybersecurity incidents. Our Managers’ processes for assessing, identifying and managing material risks from cybersecurity threats include:

•	cybersecurity processes designed in accordance with international standards guidelines including the National Institute of Standards and Technology (NIST) Core Framework, ISO 22301:2019 Business Continuity Management Systems, the Tanker Management Self-Assessment (TMSA) 13 Elements, BIMCO, IMO Guidelines and International Ship and Port Facility Security (ISPS) Code;
•	system protection mechanisms such as access procedures, antivirus programs, endpoint detection & response, maintaining a firewall and antispam, anti-phishing and email filtering processes;
•	implementation of internal policies and procedures, including an Information Security and Acceptable Use Policy, Information Security Management System Policy, Cyber Incident Response Procedures and Cyber Security Assessments on Policies and Procedures, to manage cybersecurity risk, implement incident reporting procedures and cybersecurity threat responses and regularly assess and monitor our cybersecurity measures;
•	internal audit procedures to assess personnel’s compliance with information security procedures and to test the condition of our technology infrastructure;
•	On shore penetration testing to review our cybersecurity weaknesses, using either internal competencies or external firms;
•	a multi-vendor approach to reduce the risk of the compromise of a major cybersecurity vendor; and
•	regular comprehensive cybersecurity training for both ship and shore personnel.

121	Table of Contents

Our Managers use external cybersecurity experts in connection with cybersecurity threat detection and collection of cyber threat intelligence to help us conduct internal training such as unannounced cybersecurity drills and to assist with the management and post-incident analysis of incidents.

We have adopted the internal policies mentioned above to implement reporting procedures for any cybersecurity incident and a cybersecurity management framework to continuously monitor and access risk. These policies are developed and periodically reviewed by our IT steering committee. The processes outlined above have also been integrated into our overall risk management strategy.

Governance

The Audit Committee has ultimate responsibility for the oversight of cybersecurity risks and responses to cybersecurity incidents, should they arise. The Audit Committee receives quarterly updates about cybersecurity threats and processes from the CEO.

The key management body responsible for accessing and managing material risks from cybersecurity threats is our IT steering committee which is made up of the CEO, the CFO and the Head of Information, Communication and Technology of Capital Ship Management (“ICT”). The IT steering committee periodically extends invitations to additional participants.

The IT steering committee receives information from the Head of ICT regarding the monitoring, prevention, detection, mitigation and remediation of cybersecurity incidents logged by the ICT department. ICT is responsible for researching, developing, implementing, testing and reviewing our information security to protect information and prevent unauthorized access. Our procedures provide that, to the extent any cybersecurity incident occurs, the Head of ICT is the immediate contact. The IT steering committee then takes follow-up actions, including reporting the incident to relevant stakeholders, carrying out a post-incident review and updating key information, controls and processes. The CEO, who supervises the IT steering committee then reports to the Audit Committee, as discussed above, which assesses, with the support of the legal team, the materiality of incidents in the context of our reporting and disclosure obligations.

Part III

Item	17. Financial Statements

Not Applicable.

Item	18. Financial Statements.

122	Table of Contents

Item	19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Description
1.1	Certificate of Limited Partnership of Capital Product Partners L.P. (1)

1.2	Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated February 22, 2010 (2)

1.3	Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated September 30, 2011 (3)

1.4	Second Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated May 22, 2012 (5)

1.5	Third Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated March 19, 2013 (6)

1.6	Fourth Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated August 25, 2014 (9)

1.7	Certificate of Formation of Capital GP L.L.C. (1)

1.8	Limited Liability Company Agreement of Capital GP L.L.C. (1)

1.9	Certificate of Formation of Capital Product Operating GP L.L.C. (1)

2.1	Description of Securities registered under Section 12 of the Exchange Act

2.2	Certain long-term debt instruments, none of which relates to indebtedness that exceeds 10% of the consolidated assets of Capital Product Partners L.P., have not been filed as exhibits to this Form 20-F. Capital Product Partners L.P. agrees to furnish the Securities and Exchange Commission, upon its request, a copy of any such instrument defining the rights of holders of long-term debt of Capital Product Partners L.P. and its consolidated subsidiaries.

4.1	Loan Agreement , dated October 6, 2022, between Capital Product Partners L.P. and Hamburg Commercial Bank A.G. (14)

4.2	Deed of Accession, Amendment and Restatement dated September 10, 2021, among Atrotos Gas Carrier Corp., Capital Gas LLC, Capital Product Partners L.P. and ING Bank N.V., London Branch, relating to a facility agreement December 18, 2020 (13)

4.3	Form of Amended and Restated Term Loan Facility, among Atrotos Gas Carrier Corp., Capital Product Partners L.P. and ING Bank N.V., London Branch, relating to a facility agreement dated December 18, 2020 (13)

4.4	Amended and Restated Omnibus Agreement, dated September 30, 2011 (3)

4.5	Form of Floating Rate Management Agreement with Capital-Executive Ship Management Corp. (10)

4.6	Form of Floating Rate Management Agreement with Capital Gas Ship Management Corp. (13)

4.7	Administrative Services Agreement with Capital Ship Management (1)

4.8	Amendment 1 to Administrative Services Agreement with Capital Ship Management Corp., dated April 2, 2012 (7)

4.9	IT Agreement, dated April 3, 2007, by and between Capital Ship Management Corp. and Capital Product Partners L.P. (11)

4.10	Addendum No. 1 to IT Agreement, dated April 2, 2012 (11)

4.11	Addendum No. 2 to IT Agreement, dated April 2, 2017 (11)

4.12	Addendum No. 3 to IT Agreement, dated April 2, 2022 (13)

4.13	Master Vessel Acquisition Agreement, dated July 24, 2014 (8)

4.14	Capital Product Partners L.P. Omnibus Incentive Compensation Plan, amended and restated on January 24, 2022 (13)

4.15	Capital Product Partners L.P. Omnibus Incentive Compensation Plan, amended and restated on January 25, 2024

4.16	Form of Restricted Unit Award of Capital Product Partners L.P. (4)

4.17	Seller’s Credit Agreement, dated January 27, 2021, with Capital Maritime & Trading Corp. (12)

4.18	Umbrella Agreement, by and among Capital Maritime & Trading Corp., Capital GP L.L.C. and Capital Product Partners L.P., dated November 13, 2023 (15)

4.19	Seller’s Credit Agreement, by and between Capital Maritime & Trading Corp. and Capital Product Partners L.P., dated November 13, 2023 (15)

4.20	Form of Supervision Agreement with Capital Gas Ship Management Corp. (15)

8.1	List of Subsidiaries of Capital Product Partners L.P.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Financial Officer

13.1	Capital Product Partners L.P. Certification of Gerasimos (Jerry) Kalogiratos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*

13.2	Capital Product Partners L.P. Certification of Nikolaos Kalapotharakos, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*

97.1	Policy Regarding the Recovery of Erroneously Awarded Incentive-Based Compensation

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (Inline XBRL)

123	Table of Contents

(1)	Previously filed as an exhibit to Capital Product Partners L.P.’s Registration Statement on Form F-1 (File No. 333-141422), filed with the SEC on March 19, 2007 and hereby incorporated by reference to such Registration Statement.

(2)	Previously filed as a Report on Form 6-K with the SEC on February 24, 2010.

(3)	Previously filed as a Report on Form 6-K with the SEC on September 30, 2011.

(4)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and filed with the SEC on February 4, 2011.

(5)	Previously furnished as a Report on Form 6-K with the SEC on May 23, 2012.

(6)	Previously furnished as a Report on Form 6-K with the SEC on March 21, 2013.

(7)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 and filed with the SEC on February 5, 2013.

(8)	Previously furnished as a Report on Form 6-K with the SEC on July 29, 2014.

(9)	Previously furnished as a Report on Form 6-K with the SEC on August 26, 2014.

(10)	Previously filed as Exhibit 10.1 to a registration statement on Form F-3 with the SEC on October 25, 2019.

(11)	Previously filed as an exhibit to Capital Product Partners L.P.’s Annual Report on Form 20-F for the year ended December 31, 2019 and filed with the SEC on February 28, 2020.

(12)	Previously filed as an exhibit to Capital Product Partners L.P.’s Annual Report on Form 20-F for the year ended December 31, 2020 and filed with the SEC on April 27, 2021.

(13)	Previously filed as an exhibit to Capital Product Partners L.P.’s Annual Report on Form 20-F for the year ended December 31, 2021 and filed with the SEC on April 27, 2022.

(14)	Previously filed as an exhibit to Capital Product Partners L.P.’s Annual Report on Form 20-F for the year ended December 31, 2022 and filed with the SEC on April 26, 2023.

(15)	Previously furnished as Exhibit II to Capital Product Partners L.P.’s Report on Form 6-K with the SEC on November 13, 2023.

*	Furnished only and not filed

124	Table of Contents

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.

By:	Capital GP L.L.C., its general partner
By:	/s/ Gerasimos (Jerry) Kalogiratos
Name:	Gerasimos (Jerry) Kalogiratos
Title:	Chief Executive Officer of Capital GP L.L.C.

Dated: April 23 , 2024

125	Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of

Capital Product Partners L.P.

Majuro, Republic of Marshall Islands

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Capital Product Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, changes in partners’ capital, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 23, 2024, expressed an unqualified opinion on the Partnership's internal control over financial reporting.

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

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece
April 23, 2024

We have served as the Company's auditor since 2006.

F- 1	Table of Contents

Capital Product Partners L.P. Consolidated Balance Sheets (In thousands of United States Dollars, except number of units)

	As of December 31, 2023	As of December 31, 2022
Assets
Current assets
Cash and cash equivalents	$192,422	$144,635
Trade accounts receivable, net	3,117	2,102
Prepayments and other assets	8,702	7,534
Due from related party (Note 4)	402	3,636
Inventories	5,553	6,817
Claims	914	1,599
Assets held for sale (Note 5)	14,394	—
Total current assets	225,504	166,323
Fixed assets
Advances for vessels under construction – related party (Notes 4, 5)	174,400	24,000
Vessels, net and vessels under construction (Note 5)	2,632,285	1,757,897
Total fixed assets	2,806,685	1,781,897
Other non-current assets
Above market acquired charters (Note 6)	83,389	32,320
Deferred charges, net	4,714	289
Restricted cash (Note 7)	11,721	10,213
Derivative asset (Note 8)	6,636	—
Prepayments and other assets	1,650	5,722
Total non-current assets	2,914,795	1,830,441
Total assets	$3,140,299	$1,996,764
Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net (Note 7)	$103,116	$73,213
Trade accounts payable	14,416	8,322
Due to related parties (Note 4)	7,979	1,016
Accrued liabilities (Note 10)	28,553	17,476
Deferred revenue	28,419	18,553
Below market acquired charter associated with vessel held for sale (Note 6)	1,447	—
Total current liabilities	183,930	118,580
Long-term liabilities
Long-term debt, net (including $6,000 payable to related party as of December 31, 2023 and 2022) (Note 7)	1,672,179	1,215,865
Derivative liabilities (Note 8)	7,180	13,525
Below market acquired charters (Note 6)	88,543	10,368
Deferred revenue	13,534	—
Total long-term liabilities	1,781,436	1,239,758
Total liabilities	1,965,366	1,358,338
Commitments and contingencies (Note 16)	—	—
Partners’ capital
General Partner (348,570 General partner units at December 31, 2023 and 2022) (Note 13)	12,885	12,414
Limited Partners – Common (55,909,665 units issued and 55,039,143 units outstanding and 20,821,946 units issued and 20,255,707 units outstanding as of December 31, 2023 and 2022, respectively) (Note 13)	1,171,573	634,605
Treasury Units (870,522 and 566,239 units as of December 31, 2023 and 2022, respectively) (Note 13)	(7,939)	(3,827)
Accumulated other comprehensive loss	(1,586)	(4,766)
Total partners’ capital	1,174,933	638,426
Total liabilities and partners’ capital	$3,140,299	$1,996,764

The accompanying notes are an integral part of these consolidated financial statements.

F- 2	Table of Contents

Capital Product Partners L.P. Consolidated Statements of Comprehensive Income (In thousands of United States Dollars except number of units and net income per unit)

	For the years ended December 31,
	2023	2022	2021
Revenues (Note 3)	$360,586	$299,071	$184,665
Expenses / (income), net:
Voyage expenses (Note 11)	14,920	16,236	10,698
Vessel operating expenses (Note 11)	74,790	58,288	41,199
Vessel operating expenses - related parties (Notes 4, 11)	10,899	9,172	5,923
General and administrative expenses (including $2,564, $2,244 and $2,013 to related parties, for the years ended December 31, 2023, 2022 and 2021, respectively) (Notes 4, 14)	13,445	10,681	8,662
Vessel depreciation and amortization (Note 5)	84,199	69,272	46,935
Gain on sale of vessels (Note 5)	—	(47,275)	(46,812)
Impairment of vessels (Note 5)	11,497	—	—
Operating income, net	150,836	182,697	118,060
Other income / (expense), net:
Interest expense and finance cost (Note 7)	(104,858)	(55,421)	(20,129)
Other income / (expense), net	1,230	(1,855)	247
Total other expense, net	(103,628)	(57,276)	(19,882)
Partnership’s net income	$47,208	$125,421	$98,178
General Partner’s interest in Partnership’s net income (Note 15)	680	2,157	1,790
Partnership’s net income allocable to unvested units (Note 15)	929	3,662	2,053
Common unit holders’ interest in Partnership’s net income (Note 15)	45,599	119,602	94,335
Net income per (Note 15):
• Common unit, basic and diluted	$2.15	$6.19	$5.14
Weighted-average units outstanding:
• Common units, basic and diluted	21,182,471	19,325,030	18,342,413
Partnership’s net income	47,208	125,421	98,178
Other comprehensive loss:
Unrealized income/ (loss) on derivative instruments (Note 8)	3,180	(4,766)	—
Partnership’s comprehensive income	$50,388	$120,655	$98,178

The accompanying notes are an integral part of these consolidated financial statements.

F- 3	Table of Contents

Capital Product Partners L.P. Consolidated Statements of Changes in Partners’ Capital (In thousands of United States Dollars)

	General Partner	Common Unitholders	Treasury units	Accumulated Other Comprehensive Loss	Total Partners’ capital
Balance at January 1, 2021	$8,816	$413,262	$—	$—	$422,078
Distributions declared / paid (distributions of $ 0.40 per common unit)	(140)	(7,473)	—	—	(7,613)
Partnership’s net income	1,790	96,388	—	—	98,178
Equity compensation expense (Note 14)	—	2,043	—	—	2,043
Issuance of common units in connection with the acquisition of vessel owning companies (Notes 4, 5, 13)	—	15,277	—	—	15,277
Repurchase of common units (Note 13)	—	—	(4,499)	—	(4,499)
Balance at December 31, 2021	$10,466	$519,497	$(4,499)	$—	$525,464
Distributions declared / paid (distributions of $0.60 per common unit)	(209)	(11,946)	—	—	(12,155)
Partnership’s net income	2,157	123,264	—	—	125,421
Equity compensation expense (Note 14)	—	3,790	—	—	3,790
Re-issuance of treasury units in connection with the acquisition of a vessel owning company (Notes 5, 13)	—	—	6,583	—	6,583
Repurchase of common units (Note 13)	—	—	(5,911)	—	(5,911)
Other comprehensive loss (Note 8)			—	(4,766)	(4,766)
Balance at December 31, 2022	$12,414	$634,605	$(3,827)	$(4,766)	$638,426
Distributions declared / paid (distributions of $0.60 per common unit)	(209)	(12,033)	—	—	(12,242)
Partnership’s net income	680	46,528	—	—	47,208
Issuance of Partnership’s common units, net - rights offering (Note 1)	—	498,687	—	—	498,687
Equity compensation expense (Note 14)	—	3,786	—	—	3,786
Repurchase of common units (Note 13)	—	—	(4,112)	—	(4,112)
Other comprehensive income (Note 8)	—	—	—	3,180	3,180
Balance at December 31, 2023	$12,885	$1,171,573	$(7,939)	$(1,586)	$1,174,933

The accompanying notes are an integral part of these consolidated financial statements.

F- 4	Table of Contents

Capital Product Partners L.P. Consolidated Statements of Cash flows (In thousands of United States Dollars)

	For the years ended December 31,
	2023	2022	2021
Cash flows from operating activities:
Net income	$47,208	$125,421	$98,178
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization (Note 5)	84,199	69,272	46,935
Impairment of vessels (Note 5)	11,497	—	—
Gain on sale of vessels (Note 5)	—	(47,275)	(46,812)
Amortization and write-off of deferred financing costs	2,775	2,766	3,122
Amortization / accretion of above / below market acquired charters (Note 6)	891	12,010	7,287
Amortization of ineffective portion of derivatives	(260)	—	—
Equity compensation expense (Note 14)	3,786	3,790	2,043
Change in fair value of derivatives (Note 8)	(5,529)	10,959	3,167
Unrealized bonds exchange differences (Note 7)	6,018	(10,896)	(3,374)
Unrealized cash, cash equivalents and restricted cash exchange differences	—	(493)	—
Changes in operating assets and liabilities:
Trade accounts receivable, net	(1,015)	3,923	(3,170)
Prepayments and other assets	1,574	(3,768)	(201)
Due from related party	1,789	(3,636)	—
Inventories	1,106	(1,808)	(1,481)
Claims	685	(157)	(696)
Trade accounts payable	4,166	380	(252)
Due to related parties	4,963	(1,769)	(472)
Accrued liabilities	5,100	4,215	2,687
Deferred revenue	23,400	9,634	6,098
Dry-docking costs paid	(2,978)	—	(1,895)
Net cash provided by operating activities	$189,375	$172,568	$111,164
Cash flows from investing activities:
Vessel acquisitions, vessels under construction and improvements including time charter agreements (Notes 5, 6)	(467,632)	(117,233)	(368,096)
Advances for vessels under construction – related party (Notes 4, 5)	—	(24,000)	—
Net proceeds from sale of vessels (Note 5)	20,540	127,124	193,031
Net cash used in investing activities	$(447,092)	$(14,109)	$(175,065)
Cash flows from financing activities:
Proceeds from long-term debt (Note 7)	392,000	206,276	204,266
Deferred financing costs paid	(3,841)	(4,347)	(6,131)
Payments of long-term debt (Note 7)	(109,786)	(218,954)	(145,471)
Proceeds from rights offering (Notes 1, 13)	45,817	—	—
Rights offering costs paid	(824)	—	—
Repurchase of common units (Note 13)	(4,112)	(5,911)	(4,499)
Dividends paid (Note 13)	(12,242)	(12,155)	(7,613)
Net cash provided by/ (used in) financing activities	$307,012	$(35,091)	$40,552
Net increase / (decrease) in cash, cash equivalents and restricted cash	$49,295	$123,368	$(23,349)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	493	—
Cash, cash equivalents and restricted cash at the beginning of the year	$154,848	$30,987	$54,336
Cash, cash equivalents and restricted cash at the end of the year	$204,143	$154,848	$30,987
Supplemental cash flow information
Cash paid for interest	$98,606	$49,179	$15,750
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	6,684	1,663	1,008
Capitalized dry-docking costs included in liabilities	4,149	29	123
Deferred financing costs included in liabilities	1,934	220	112
Expenses for sale of vessels included in liabilities (Note 5)	440	1,300	1,984
Seller’s credit agreements in connection with the acquisition of vessel owning companies (Notes 4, 5, 7)	—	—	16,000
Sale and lease back agreements and credit facility assumed in connection with the acquisition of vessel owning companies (Notes 5, 7)	196,317	—	866,344
Issuance of common units in connection with the acquisition of vessel owning companies (Notes 5, 13)	—	—	15,277
Amounts for the acquisition of vessel owning companies and companies owning vessels under construction, netted against the amount due from CMTC pursuant to the Standby Purchase Agreement (Notes 1, 4, 5, 13)	279,783	—	—
Advances for vessels under construction - related party, netted against the amount due from CMTC pursuant to the Standby Purchase Agreement (Notes 1, 4, 5, 13)	174,400	—	—
Re-issuance of treasury units in connection with the acquisition of a vessel owning company (Notes 5, 13)	—	6,583	—
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	192,422	144,635	20,373
Restricted cash - Non-current assets	11,721	10,213	10,614
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$204,143	$154,848	$30,987

The accompanying notes are an integral part of these consolidated financial statements.

F- 5	Table of Contents

Capital Product Partners L.P. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

1. Basis of Presentation and General Information

Capital Product Partners, L.P. was formed on January 16, 2007, under the laws of the Marshall Islands. Capital Product Partners L.P. and its fully owned subsidiaries (collectively the “Partnership”) is an international shipping company. As of December 31, 2023, its fleet of 23 high specification vessels consisted of 12 Neo-Panamax container carrier vessels, three Panamax container carrier vessels and eight X-DF Liquefied natural gas carrier (“LNG/C”) vessels. Its vessels are capable of carrying a wide range of cargoes including liquefied natural gas and containerized goods under short-term voyage charters and medium to long-term time charters.

Transformative Transaction for the Acquisition of 11 Newbuild LNG/Cs

On November 13, 2023, the Partnership entered into an umbrella agreement (the “Umbrella Agreement”) with Capital Maritime & Trading Corp. (“CMTC”) and Capital GP L.L.C. (“CGP”), providing for the acquisition of 11 companies each of which owning a LNG/C vessel (the “Newbuild Vessels”) under construction at Hyundai Heavy Industries Co., LTD and Hyundai Samho Heavy Industries Co. Ltd., South Korea (collectively, “Hyundai”), with the exception of the LNG/C Amore Mio I which was delivered from the shipyard to CMTC in October 2023, for a total acquisition price of $3,130,000:

Hull Number/Vessel name	Capacity in Cubic Meters (“CBM”)	Delivery/ Expected delivery date to the Partnership
Hull 3315 – LNG/C Amore Mio I	174,000	Delivered on December 21, 2023
Initial Vessels
Hull 3316 – LNG/C Axios II	174,000	Delivered on January 2, 2024
Hull 3341 – LNG/C Assos	174,000	May 2024
Hull 3342 – LNG/C Apostolos	174,000	June 2024
Hull 8140 – LNG/C Aktoras	174,000	July 2024
Hull 8198 – LNG/C Archimidis	174,000	January 2026
Hull 8199 – LNG/C Agamemnon	174,000	March 2026
Remaining Vessels
Hull 8202 – LNG/C Alcaios I	174,000	September 2026
Hull 8203 – LNG/C Antaios I	174,000	November 2026
Hull 8206 – LNG/C Athlos	174,000	February 2027
Hull 8207 – LNG/C Archon	174,000	March 2027

Upon the closing of the Umbrella Agreement on December 21, 2023, the Partnership entered into 11 share purchase agreements to acquire 100% of the equity interests in each company owning the Newbuild Vessels (the “Vessel SPAs”).

On December 21, 2023, and upon entry into and completion of the Vessel SPA for the LNG/C Amore Mio I, the vessel was delivered to the Partnership and the Partnership paid to CMTC an amount of $141,683 and assumed a debt of $196,317 (Notes 5C, 7) with respect to the vessel.

On December 21, 2023, and upon entry into the Vessel SPAs for LNG/Cs Axios II, Assos, Apostolos, Aktoras, Archimidis and Agamemnon (the “Initial Vessels”), the Partnership paid CMTC a deposit of $174,400, or 10% of the aggregate acquisition price of the Initial Vessels (Note 5C). The Vessel SPAs of each of the vessel-owning companies of the Initial Vessels will be completed upon each vessel’s delivery from Hyundai. The remaining purchase price with respect to each Initial Vessel will be paid upon delivery of such vessel with a total of $1,569,600 remaining due to CMTC for the Initial Vessels (Note 16B). The Vessel SPA for the LNG/C Axios II was completed upon delivery of the vessel on January 2, 2024 (Note 17).

On December 21, 2023, and upon entry into the Vessel SPAs for LNG/Cs Alcaios I, Antaios I, Athlos and Archon (the “Remaining Vessels”), the Partnership paid CMTC $138,100 to acquire 100% of the equity interests in each of the vessel-owning companies of the Remaining Vessels (Note 5B). The Partnership expects to pay an additional amount of $909,900 to Hyundai in pre-delivery and delivery installments for the Remaining Vessels (Note 16B).

On November 27, 2023, the Partnership launched a rights offering for up to $500,000 with the purpose of partly financing the purchase price of the Newbuild Vessels (the “Rights Offering”). The Rights Offering resulted in subscriptions for 445,988 common units. These common units were issued to participating unitholders on December 21, 2023 (Note 13). In connection with the Rights Offering, the Partnership entered into a Standby Purchase Agreement (the “Standby Purchase Agreement”) with CMTC, pursuant to which CMTC agreed to purchase from the Partnership at $14.25 per common unit (the subscription price in the Rights Offering), the number of common units offered that were not issued pursuant to the Rights Offering. As on December 21, 2023, the Rights Offering was not fully subscribed, CMTC purchased 34,641,731 common units pursuant to the Standby Purchase Agreement, as set forth in the following table:

Description	Common Units	Subscription Price per Common Unit	Value
Common Units subscribed for in the Rights Offering	445,988	$14.25	$6,355
Units issued to CMTC pursuant to the Standby Purchase Agreement	34,641,731	14.25	493,645
Total Units Issued	35,087,719	$14.25	$500,000

F- 6	Table of Contents

Capital Product Partners L.P. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

1. Basis of Presentation and General Information - Continued

The Umbrella Agreement and the Standby Purchase Agreement permit the Partnership and CMTC to net payments due to each other under the transactions contemplated by the Umbrella Agreement, including the Vessel SPAs and the Standby Purchase Agreement. The following table describes the various amounts that were paid or deemed paid by each of the Partnership and CMTC on December 21, 2023:

Description	Method of Settlement	Value
From the Partnership to CMTC
10% deposit on the Initial Vessels	Netted against the amount due from CMTC pursuant to the Standby Purchase Agreement	$174,400
Payment for the Remaining Vessels		138,100
Part of purchase price of LNG/C Amore Mio I		141,683
Total		$454,183
From CMTC to the Partnership
Total amount due pursuant to the Standby Purchase Agreement	Netted against the total amount due from the Partnership	$454,183
	Cash settlement	39,462
Total		$493,645

On December 21, 2023 CMTC issued to the Partnership an unsecured seller’s credit in an amount equal to $220,000 (the “Umbrella Seller’s Credit”) to finance a portion of the purchase price for certain of the Initial and Remaining Vessels.

CPLP Shipping Holdings PLC

On August 14, 2021, the Partnership established CPLP Shipping Holdings PLC (“CPLP PLC”) a 100% subsidiary of the Partnership. CPLP PLC was established in Cyprus as a public limited liability company in accordance with the provisions of the Companies Law of Cyprus, Chapter 113. On July 22, 2022 and October 20, 2021, the Partnership, through CPLP PLC, issued two unsecured bonds of €100,000,000 (the “2022 Bonds”) and €150,000,000 (the “2021 Bonds”) on the Athens Stock Exchange respectively. The 2022 Bonds and the 2021 Bonds are guaranteed by the Partnership, will mature in July 2029 and October 2026 and have a coupon payable semi-annually of 4.40% and 2.65% respectively (Note 7).

F- 7	Table of Contents

Capital Product Partners L.P. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

1. Basis of Presentation and General Information - Continued

As of December 31, 2023, the consolidated financial statements include Capital Product Partners, L.P. and the following wholly owned significant subsidiaries which were all incorporated or formed under the laws of the Marshall Islands, Liberia or Cyprus.

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	Deadweight (“DWT”)	Date acquired by the Partnership/ Estimated delivery dates	Date acquired by CMTC or CGC Operating Corp. (“CGC”)
Capital Product Operating LLC	01/16/2007	—	—	—	—
CPLP Shipping Holdings PLC	08/14/2021	—	—	—	—
CPLP Gas Operating Corp.	08/24/2021	—	—	—	—
Patroklos Marine Corp.	06/17/2008	M/V Cape Agamemnon (1)	179,221	06/09/2011	01/25/2011
Agamemnon Container Carrier Corp.	04/19/2012	M/V Agamemnon (2)	108,892	12/22/2012	06/28/2012
Archimidis Container Carrier Corp.	04/19/2012	M/V Archimidis (2)	108,892	12/22/2012	06/22/2012
Anax Container Carrier S.A.	04/08/2011	M/V Hyundai Prestige	63,010	09/11/2013	02/19/2013
Hercules Container Carrier S.A.	04/08/2011	M/V Hyundai Premium	63,010	03/20/2013	03/11/2013
Iason Container Carrier S.A.	04/08/2011	M/V Hyundai Paramount	63,010	03/27/2013	03/27/2013
Thiseas Container Carrier S.A.	04/08/2011	M/V Hyundai Privilege	63,010	09/11/2013	05/31/2013
Cronus Container Carrier S.A.	07/19/2011	M/V Hyundai Platinum	63,010	09/11/2013	06/14/2013
Dias Container Carrier S.A.	05/16/2013	M/V Akadimos	115,534	06/10/2015	06/10/2015
Poseidon Container Carrier S.A.	05/16/2013	M/V Adonis (3)	115,639	09/18/2015	09/18/2015
Atrotos Container Carrier S.A.	10/25/2013	M/V CMA CGM Magdalena (3)	115,639	02/26/2016	02/26/2016
Deka Container Carrier S.A.	03/28/2017	M/V Athenian (4)	118,834	01/22/2020	04/28/2017
Jupiter Container Carrier S.A.	03/28/2017	M/V Athos (4)	118,888	01/23/2020	05/19/2017
Nikitis Container Carrier S.A.	03/28/2017	M/V Aristomenis (4)	118,712	01/23/2020	06/27/2017
Neos Container Carriers Corp.	09/04/2020	M/V Long Beach Express (5)	68,618	02/25/2021	01/07/2021
Maistros Container Carriers Corp.	09/04/2020	M/V Seattle Express (4)	68,411	02/25/2021	01/07/2021
Filos Container Carriers Corp.	09/04/2020	M/V Fos Express (4)	68,579	02/25/2021	01/07/2021
Panormos Container Carrier S.A.	12/17/2020	M/V Manzanillo Express	142,411	10/12/2022	10/12/2022
Ektoras Container Carrier S.A.	12/17/2020	M/V Itajai Express	142,411	01/10/2023	01/10/2023
Monos Container Carrier S.A.	02/05/2021	M/V Buenaventura Express	142,411	06/20/2023	06/20/2023
Assos Gas Carrier Corp.	07/16/2018	LNG/C Aristos I	81,978	09/03/2021	11/12/2020
Dias Gas Carrier Corp.	07/16/2018	LNG/C Aristarchos	81,956	09/03/2021	06/15/2021
Atrotos Gas Carrier Corp.	07/16/2018	LNG/C Aristidis I	81,898	12/16/2021	01/04/2021
Poseidon Gas Carrier Corp.	07/16/2018	LNG/C Attalos	81,850	11/18/2021	08/13/2021
Maximus Gas Carrier Corp.	04/10/2019	LNG/C Asklipios	81,882	11/18/2021	09/29/2021
Kronos Gas Carrier Corp.	02/04/2019	LNG/C Adamastos	82,095	11/29/2021	08/23/2021
Hermes Gas Carrier Corp.	07/05/2019	LNG/C Asterix I	81,932	02/17/2023	02/17/2023
Omega Gas Carriers Corp.	06/18/2021	LNG/C Amore Mio I	82,076	12/21/2023	10/31/2023
Aqua Gas Carrier Corp.	01/17/2023	LNG/C Alcaios I (Hull – 8202) (6)	—	09/2026 (7)	—
Mare Gas Carrier Corp.	01/17/2023	LNG/C Antaios I (Hull – 8203) (6)	—	11/2026 (7)	—
Polis Gas Carrier Corp.	03/27/2023	LNG/C Athlos (Hull – 8206) (6)	—	02/2027 (7)	—
Elpis Gas Carrier Corp.	03/27/2023	LNG/C Archon (Hull – 8207) (6)	—	03/2027 (7)	—

(1)	Vessel was disposed in 2023
(2)	Vessels were disposed in 2022
(3)	Vessels were disposed in 2021
(4)	Vessels agreed to be disposed in 2024
(5)	Vessel classified as held for sale as of December 31, 2023
(6)	Vessels are under construction
(7)	Estimated delivery dates for newbuild vessels as of December 31, 2023

F- 8	Table of Contents

Capital Product Partners L.P. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

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

Capital Product Partners L.P. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

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

(d) Foreign Currency Transactions: The functional currency of the Partnership is the U.S. Dollar because the Partnership’s vessels operate in international shipping markets that utilize the U.S. Dollar as the functional currency. The accounting records of the Partnership are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. Dollar, are translated into the functional currency using the exchange rate at those dates. Gains or losses resulting from foreign currency transactions are included in “Other income / (expense), net” in the consolidated statements of comprehensive income.

(e) Cash and Cash Equivalents: The Partnership considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. As of December 31, 2023, and 2022 the cash and cash equivalents of the Partnership were $192,422 and $144,635, respectively.

(f) Restricted cash: For the Partnership to comply with debt covenants under its credit facilities, sale and lease back agreements and unsecured bonds, it must maintain minimum cash deposits. Such deposits are considered by the Partnership to be restricted cash. As of December 31, 2023, and 2022 the restricted cash of the Partnership were $11,721 and $10,213, respectively.

(g) Trade Accounts Receivable, net: The amount shown as trade accounts receivable, net primarily consists of earned revenue that has not been billed yet or that has been billed but has not yet been collected. At each balance sheet date all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate write off. As of December 31, 2023, and 2022 the Partnership had trade accounts receivables of $3,117 and $2,102, respectively. For the year ended December 31, 2023, and 2022 the respective write off amounted to nil and $920, respectively.

(h) Inventories: Inventories consist of consumable bunkers, lubricants, spares and stores and are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of disposal and transportation. The cost is determined by the first-in, first-out method. As of December 31, 2023, and 2022 the value of the Partnership’s inventories was $5,553 and $6,817, respectively.

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

On December 15, 2023, the Partnership agreed to sell to an unaffiliated party the M/V Long Beach Express (Notes 5, 6). On that date the Partnership considered that the M/V Long Beach Express met the criteria to be classified as held for sale.

F- 10	Table of Contents

Capital Product Partners L.P. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

2. Significant Accounting Policies – Continued

(j) Fixed Assets: Fixed assets consist of vessels, which are stated at cost, less accumulated depreciation. Vessel cost consists of the contract price for the vessel, any material expenses incurred during its construction (improvements and delivery expenses, on-site supervision costs incurred during the construction periods, as well as capitalized interest expense during the construction period). Certain subsequent expenditures for major improvements and regulatory requirements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Vessels acquired through acquisition of businesses are recorded at their acquisition date fair values. Vessels acquired through asset acquisitions are recorded at cost. The cost of each of the Partnership’s vessels is depreciated, beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the scrap value of the Partnership’s vessels to be $0.2 per light weight ton (“LWT”) and useful life to be 25 years for the container carrier and bulk carrier vessels and 35 years for the LNG/C vessels (Note 5).

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

The Partnership has performed an undiscounted cash flow test as of December 31, 2023, and 2022, determining undiscounted projected net operating cash flows for each vessel for which an indication for impairment was present and compared them to the carrying amount of the vessels, and any related intangible assets and liabilities. In developing estimates of future cash flows, the Partnership made assumptions about future charter rates, utilization rates, vessel operating expenses, future dry-docking costs, the estimated remaining useful life of the vessels and their estimated residual value. These assumptions are based on historical trends as well as future expectations that are in line with the Partnership’s historical performance and expectations for the vessels’ utilization under the current deployment strategy. Based on these assumptions, the Partnership determined that the vessels held for use and their related intangible assets and liabilities were not impaired as of December 31, 2023 and 2022.

(l)  Deferred charges, net: Deferred charges, net are comprised mainly of dry-docking costs. The Partnership’s vessels are required to be dry-docked every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are under operation. The Partnership has adopted the deferral method of accounting for dry-docking activities whereby costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-docking activity. As of December 31, 2023, and 2022 the Partnership had deferred charges, net of $4,714 and $289, respectively.

(m) Intangible assets: The Partnership records all identified tangible and intangible assets, or any liabilities associated with the acquisition of a business or an asset, at fair value. When a vessel or a business that owns a vessel is acquired with an existing charter agreement, the Partnership considers whether any value should be assigned to the attached charter agreement acquired. The value to be assigned to the charter agreement is based on the present value of the difference of the contractual charter rate of the agreement acquired and the prevailing market rate for a charter of equivalent duration at the time of the acquisition, determined by independent appraisers as at that date. The resulting above-market (assets) or below-market (liabilities) charters are amortized using the straight-line method as a reduction or increase, respectively, to revenues over the remaining term of the charters (Note 6).

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

Capital Product Partners L.P. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

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

(s)  Derivative Instruments: The Partnership from time to time may enter into derivative instruments to hedge its exposure to foreign exchange or interest rate risks arising from operational, financing and investment activities. Derivatives are initially measured at fair value; attributable transaction costs are expensed as incurred. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Partnership has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as foreign currency risk and interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect in a cash flow hedge. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income (effective portion) until the hedged item is recognized in the consolidated statements of comprehensive income. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply, or the Company elects not to apply hedge accounting to such contracts (Note 8).

F- 12	Table of Contents

Capital Product Partners L.P. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

3. Revenues

The following table shows the revenues earned from time and voyage charters contracts for the years ended December 31, 2023, 2022 and 2021:

	For the years ended December 31,
	2023	2022	2021
Time charters (operating leases)	$349,628	$283,962	$171,134
Voyage charters	10,958	15,109	13,531
Total	$360,586	$299,071	$184,665

As of December 31, 2023, all of the Partnership’s vessels were employed under time charter agreements with the remaining tenor ranging between 1.0 and 9.2 years. From these time charter agreements 15 include extensions at the charterers’ option that range between 2.2 to 9.2 years. As of December 31, 2022, 19 out of 20, of the Partnership’s vessels were employed under time charter agreements with remaining tenor ranging between 0.2 and 9.5 years, while one vessel was employed under a voyage charter.

As of December 31, 2023 and 2022 there were no voyage expenses incurred between the contract date and the date of the vessel’s arrival to the load port and no unearned revenue related to undelivered performance obligations.

4. Transactions with Related Parties

CMTC is an international shipping company with a long history of operating and investing in the shipping market and our sponsor. As of December 31, 2023 and 2022, CMTC may be deemed to beneficially own 54.2% and 23.1% of our common units, respectively.

CGC is a privately held company controlled by Mr. Miltiadis Marinakis the son of Mr. Evangelos M. Marinakis who also controls our general partner CGP and Capital Gas Corp. On March 30, 2022, CGC transferred all of the Partnership’s 1,153,846 common units held by it to Capital Gas Corp. As of December 31, 2023 and 2022, Capital Gas Corp. may be deemed to beneficially own 2.1% and 5.7% of our common units, respectively.

Umbrella Agreement, Standby Purchase Agreement and the Umbrella Seller’s Credit with CMTC

On November 13, 2023, the Partnership entered in the Umbrella Agreement with CMTC and CGP, providing for the acquisition of 11 vessel-owning companies of 11 LNG/C vessels under construction at Hyundai for a total acquisition price of $3,130,000. Upon the consummation of the Umbrella Agreement on December 21, 2023, the Partnership entered into the Vessel SPAs to acquire 100% of the equity interests in each vessel-owning company.

On December 21, 2023, and upon entry into the Vessel SPAs for the Initial Vessels, the Partnership paid CMTC a deposit of $174,400, or 10% of the aggregate acquisition price of the Initial Vessels (Note 5C).

On December 21, 2023, the Vessel SPA for the LNG/C Amore Mio I was completed and the Partnership paid to CMTC $141,683 and assumed a debt of $196,317 representing in the aggregate the total acquisition price of the vessel. On December 21, 2023, the vessel-owning company of the LNG/C Amore Mio I entered into a floating fee management agreement with Capital Gas Ship Management Corp. (“Capital-Gas”), a privately held company ultimately controlled by Mr. Miltiadis Marinakis.

On December 21, 2023, and upon entry into the Vessel SPAs for the Remaining Vessels, the Partnership paid CMTC $138,100 million to acquire 100% of the equity interests in each of the vessel-owning companies of the Remaining Vessels (Note 5B). Upon entering the Vessel SPAs each of the four vessel-owning companies of the Remaining Vessels entered into a separate supervision services agreement with Capital-Gas.

On December 21, 2023 CMTC issued to the Partnership the Umbrella Seller’s Credit in an amount equal to $220,000 to finance a portion of the purchase price for certain of the Newbuild Vessels (Note 7).

On November 27, 2023, the Partnership launched a rights offering for up to $500,000 with the purpose of partly financing the purchase price of the Newbuild Vessels. In connection with the Rights Offering, the Partnership entered into the Standby Purchase Agreement with CMTC, pursuant to which CMTC agreed to purchase from the Partnership at $14.25 per common unit (the subscription price in the Rights Offering), the number of common units offered that were not issued pursuant to the Rights Offering. As on December 21, 2023, the Rights Offering was not fully subscribed, CMTC purchased 34,641,731 common units pursuant to the Standby Purchase Agreement.

Master Vessel Acquisition Agreement with CMTC

On June 6, 2022, the Partnership entered into a Master Vessel Acquisition Agreement (the “Master Agreement”) with CMTC for the acquisition of the shares of four companies owning one 174,000 CBM LNG/C vessel, the LNG/C Asterix I, two 13,312 Twenty-foot Equivalent Unit (“TEU”) vessels, the M/V Manzanillo Express and the M/V Itajai Express and one 13,696 TEU container carrier vessel the M/V Buenaventura Express for a total consideration of $596,583 (Note 5A). On June 21, 2022, the Partnership paid total advances in relation to the Master Agreement of $30,000 (Note 5C). Pursuant to the Master Agreement, the vessels were delivered to the Partnership from CMTC in February 2023, in October 2022, in January 2023 and in June 2023 respectively (Note 5A). Upon delivery, the vessel-owning company of the LNG/C Asterix I entered into a floating fee management agreement with Capital-Gas and each of the other three vessel-owning companies of the M/V Manzanillo Express, the M/V Itajai Express and the M/V Buenaventura Express entered into a separate floating fee management agreement with Capital-Executive Ship Management Corp. (“Capital-Executive”), a privately held company ultimately controlled by Mr. Miltiadis Marinakis.

F- 13	Table of Contents

Capital Product Partners L.P. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

4. Transactions with Related Parties – Continued

CGC Seller’s Credits

On July 8, 2022, the Partnership fully repaid the amount of $10,000 in line with the two Seller’s Credit Agreements with CGC (the “CGC Seller’s Credits) entered into in August 2021, in connection with the acquisition of the LNG/C Aristos I and the LNG/C Aristarchos from CGC (Note 7).

Further to the transactions described above with CMTC, the Partnership and its subsidiaries have related party transactions with Capital Ship Management Corp. (“CSM”), Capital-Executive and Capital-Gas, (collectively “Managers”), and CGP, arising from certain terms of the following management and administrative services agreements.

1. Floating fee management agreements: Under the terms of these agreements the Partnership compensates its Managers for expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry-docking are borne by the Partnership and not by the Managers. The Partnership also pays its Managers a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index. For the years ended December 31, 2023, 2022 and 2021, management fees under the management agreements amounted to $10,899, $9,172 and $5,923, respectively, and are included in “Vessel operating expenses – related parties” in the consolidated statements of comprehensive income.

2. Administrative and service agreements: On April 4, 2007, the Partnership entered into an administrative services agreement with CSM, pursuant to which CSM has agreed to provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT and clerical services. In addition, the Partnership reimburses CSM and CGP for reasonable costs and expenses incurred in connection with the provision of these services, after CSM submits to the Partnership an invoice for such costs and expenses together with any supporting detail that may be reasonably required. These expenses are included in “General and administrative expenses” in the consolidated statements of comprehensive income. In 2015, the Partnership entered into an executive services agreement with CGP, which was amended further in 2022, according to which CGP provides certain executive officers services for the management of the Partnership’s business as well as investor relations and corporate support services to the Partnership. For the years ended December 31, 2023, 2022 and 2021 such fees amounted to $2,350, $2,050 and $1,880, respectively and are included in “General and administrative expenses” in the consolidated statements of comprehensive income.

Balances and transactions with related parties consisted of the following:

	As of December 31,
Consolidated Balance Sheets	2023	2022
Assets:
CMTC – amounts relating to vessels acquisitions (a)	$402	$—
Capital-Executive – advances from the Partnership (b)	—	3,636
Due from related party	$402	$3,636
Liabilities:
CSM – payments on behalf of the Partnership (c)	$114	$705
Management fee payable to CSM (d)	—	25
Capital-Executive – payments on behalf of the Partnership (c)	3,823	—
Capital-Gas – payments on behalf of the Partnership (c)	4,042	107
Management fee payable to Capital-Gas (d)	—	179
Due to related parties	$7,979	$1,016

	For the years ended December 31,
Consolidated Statements of Comprehensive Income	2023	2022	2021
Vessel operating expenses	$10,899	$9,172	$5,923
General and administrative expenses (e)	2,564	2,244	2,013

(a)	Amounts relating to vessels acquisitions: This line item mainly includes collected hire income payable from CMTC in connection with the acquisition of the vessels under the Umbrella Agreement.
(b)

Managers - Advances from the Partnership: This line item represents the amounts advanced by the Partnership for operating and voyage expenses that will be paid by the Managers on behalf of the Partnership and its subsidiaries.

(c)

Managers - Payments on Behalf of the Partnership: This line item represents the amount outstanding for payments for operating and voyage expenses made by the Managers on behalf of the Partnership and its subsidiaries.

(d)	Management fee payable to Managers: The amount outstanding as of December 31, 2022 represents the management fee payable to the Managers under the management agreements.
(e)	General and administrative expenses:This line item mainly includes fees relating to internal audit, investor relations and consultancy fees.

F- 14	Table of Contents

Capital Product Partners L.P. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

5. Fixed Assets and Assets Held for Sale

Fixed assets

A.	Vessels, net

The following table presents an analysis of vessels, net:

	Vessel cost	Accumulated depreciation	Net book value
Balance as at January 1, 2022	$1,999,894	$(218,036)	$1,781,858
Vessel acquisitions	121,583	—	121,583
Vessel disposals	(143,692)	63,159	(80,533)
Improvements	1,873	—	1,873
Depreciation for the year	—	(66,884)	(66,884)
Balance as at December 31, 2022	$1,979,658	$(221,761)	$1,757,897
Vessel acquisitions	840,662	—	840,662
Vessel disposals	(52,963)	34,824	(18,139)
Improvements	19,755	—	19,755
Depreciation for the year	—	(82,526)	(82,526)
Impairment of vessel	(11,497)	—	(11,497)
Classification as asset held for sale	(17,814)	3,578	(14,236)
Balance as at December 31, 2023	$2,757,801	$(265,885)	$2,491,916

Three vessels with an aggregate net book value of $437,959 as of December 31, 2023, have been provided as collateral under the terms of the Partnership’s credit facilities (Note 7). In addition, there are 11 vessels financed through sale and lease back agreements, for which the title of ownership is held by the relevant lender, with an aggregate net book value of $1,795,542 as of December 31, 2023 (Note 7) and nine unencumbered vessels with an aggregate net book value of $272,651 of which $14,236 is included under assets held for sale as of December 31, 2023.

Vessel acquisitions for the year 2023

On December 21, 2023, pursuant to the Umbrella Agreement (Notes 1, 13), the Partnership acquired from CMTC the shares of the vessel-owning company of the M/V Amore Mio I for a total consideration of $338,000 which was funded through assumption of debt of $196,317 (Note 7) and by netting the balance of $141,683 against the amounts due from CMTC pursuant to the Standby Purchase Agreement (Notes 1, 13).

On June 20, 2023, pursuant to the Master Agreement (Note 4), the Partnership acquired from CMTC the shares of the vessel-owning company of the M/V Buenaventura Express for a total consideration of $122,500 which was funded through debt of $100,000 (Note 7), a cash deposit of $6,000 (Note 5C) advanced in June 2022 and cash at hand.

On February 17, 2023, pursuant to the Master Agreement (Note 4), the Partnership acquired from CMTC the shares of the vessel-owning company of the LNG/C Asterix I, for a total consideration of $230,000 which was funded through debt of $184,000 (Note 7), a cash deposit of $12,000 (Note 5C) advanced in June 2022 and cash at hand.

On January 10, 2023, pursuant to the Master Agreement (Note 4), the Partnership acquired from CMTC the shares of the vessel-owning company of the M/V Itajai Express for a total consideration of $122,500 which was funded through debt of $108,000 (Note 7), a cash deposit of $6,000 (Note 5C) advanced in June 2022 and cash at hand.

All vessels were acquired with charter party agreements attached. The Partnership accounted for these acquisitions as acquisitions of assets since the fair value of the vessels and the time charters attached are concentrated in a single identifiable asset. The Partnership considered whether any value should be assigned to the attached charter party agreements acquired and concluded that the contracted daily charter rates for the M/V Itajai Express, the LNG/C Asterix I and the M/V Buenaventura Express were below the market rates on their respective acquisition dates and for the LNG/C Amore Mio I was above the market rate on the acquisition date and therefore the total consideration was allocated to the vessel’s cost and the below and above market acquired charters, respectively. The Partnership allocated the cost of the vessels and the time charters acquired on the basis of their relative fair values. The vessels were recorded in the Partnership’s financial statements at a total value of $840,662, reflecting a net increase of $27,662 ($94,889 below market and $67,227 above market) from the acquisition cost of $813,000 due to the value of the charters that were attached to the vessels at the time of the respective acquisitions (Note 6).

Vessel acquisitions for the year 2022

On October 12, 2022, the Partnership acquired from CMTC the shares of the vessel-owning company of the M/V Manzanillo Express for a total consideration of $121,583 which was funded through debt of $105,000 (Note 7), by granting 505,204 common units to CMTC out of the Partnership’s treasury units (Note 13), by a $6,000 (Note 5C) advance paid in June 2022 and cash at hand. The Partnership accounted for this acquisition as acquisition of an asset since the fair value of the vessel and the time charter attached are concentrated in a single identifiable asset. The Partnership considered whether any value should be assigned to the attached charter party agreement acquired and concluded that the terms of the agreement were at market on the acquisition date and therefore the total consideration amount was allocated to the vessel’s cost.

F- 15	Table of Contents

Capital Product Partners L.P. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

5. Fixed Assets and Assets Held for Sale - Continued

Fixed assets - Continued

A.	Vessels, net - Continued

Improvements for the years 2023 and 2022

During the year ended December 31, 2023 and 2022, certain of the Partnership’s vessels underwent improvements. The costs of these improvements amounted to $19,755 and $1,873 respectively and were capitalized as part of the vessels’ cost. Improvements during the year ended December 31, 2023, included the cost of $411 relating to the installation of ballast water treatment (“BWT”) systems and $16,281 relating to the installation of exhaust gas cleaning systems (“Scrubbers”) for certain of the Partnership’s vessels. Improvements during the year ended December 31, 2022, included the cost of $1,524 relating to the installation of BWT systems for certain of the Partnership’s vessels. During the year ended December 31, 2023 and 2022, the Partnership paid advances of $16,084 and $1,498 respectively, relating to the purchase of BWT systems and Scrubbers that were installed to certain of its vessels

Vessel disposals for the year 2023

In June 2023, the Partnership agreed to sell the M/V Cape Agamemnon to an unaffiliated party for total consideration of $22,000. At that date, the Partnership considered that the M/V Cape Agamemnon met the criteria to be classified as held for sale and measured the vessel at the lower of its carrying amount and fair value less the cost associated with the sale (the fair value was determined using Level 2 inputs being the selling price agreed with an unaffiliated party). In this respect, the Partnership recognized an impairment charge of $11,157. The vessel was delivered to the new owners on November 7, 2023.

Vessel disposals for the year 2022

On May 30, 2022, the Partnership entered into two separate MOAs for the sale of the M/V Archimidis and the M/V Agamemnon to an unaffiliated party for total consideration of $65,000 each. The Partnership decided to enter into these MOAs after receiving the Buyers’ purchase enquiries, which were opportunistic in nature. Upon entering the MOAs, the Partnership considered that the M/V Archimidis and the M/V Agamemnon met the criteria to be classified as held for sale. At that time the vessels’ fair value less cost to sell exceeded their carrying amount, so no impairment charge was recognized in the Partnership’s consolidated statement of comprehensive income for the year ended December 31, 2022. The M/V Archimidis was delivered to its new owner on July 6, 2022, and the M/V Agamemnon on July 28, 2022.

For the year ended December 31, 2022, the Partnership recognized a gain on sale of vessels analyzed as follows:

Vessel	M/V Agamemnon	M/V Archimidis	Total
Sale price	$65,000	$65,000	$130,000
Carrying value on sale	(41,806)	(38,727)	(80,533)
Other sale expenses	(1,099)	(1,093)	(2,192)
Gain on sale	$22,095	$25,180	$47,275

B.	Vessels under construction

The following table presents an analysis of vessels under construction:

Vessels under construction cost
Balance as at January 1, 2022	$—
Balance as at December 31, 2022	$—
Advances for vessels under construction	140,369
Balance as at December 31, 2023	$140,369

On December 21, 2023, pursuant to the Umbrella Agreement the Partnership acquired from CMTC the shares of the vessel-owning companies of the Remaining Vessels (Notes 1, 13) for a total consideration of $138,100. During 2023 the Partnership recognized initial expenses of $2,269, as part of vessels under construction cost. As of December 31, 2022, there were no vessels under construction.

C.	Advances for vessels under construction-related party

The following table presents an analysis of advances for vessels under construction-related party:

Advances for vessels under construction-related party
Balance as at January 1, 2022	$—
Advances for vessels under construction-related party	30,000
Transfer to vessels, net	(6,000)
Balance as at December 31, 2022	$24,000
Transfer to vessels, net	(24,000)
Advances for vessels under construction-related party	174,400
Balance as at December 31, 2023	$174,400

F- 16	Table of Contents

Capital Product Partners L.P. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

5. Fixed assets and Assets Held for Sale - Continued

Fixed assets - Continued

C.	Advances for vessels under construction-related party - Continued

For the year 2023

On December 21, 2023, pursuant to the Umbrella Agreement the Partnership paid the deposit of 10% of the aggregate acquisition price of the Initial Vessels under construction amounting to $174,400 (Notes 1, 13). On January 2, 2024, the Partnership completed the acquisition of the vessel-owning company of the LNG/C Axios II (Note 17).

On June 20, February 17 and January 10, 2023, the Partnership acquired from CMTC the shares of the companies owning the M/V Buenaventura Express, the LNG/C Asterix I and the M/V Itajai Express, respectively and as a result $24,000 of advances for vessels under construction-related party was transferred to vessels, net (Notes 4, 5A).

For the year 2022

On June 21, 2022, pursuant to the Master Agreement, the Partnership paid to CMTC total advances for vessels under construction-related party of $30,000. On October 12, 2022, the Partnership acquired from CMTC the shares of the vessel-owning company of the M/V Manzanillo Express and as a result $6,000 of advances for vessels under construction-related party was transferred to vessels, net (Notes 4, 5A).

Assets held for sale

An analysis of assets held for sale is as follows:

Assets held for sale
Balance as at January 1, 2023	$–
Vessel held for sale	14,236
Inventories	158
Balance as at December 31, 2023	$14,394

On December 15, 2023, the Partnership agreed to sell to an unaffiliated party the M/V Long Beach Express along with its time charter attached (Note 6), at a price of $13,050. The Partnership decided to enter into this Agreement after receiving the Buyer’s purchase enquiry which was opportunistic in nature. The Partnership considered that the M/V Long Beach Express met the criteria to be classified as held for sale and measured the vessel at the lower of its carrying amount along with the time charter attached and fair value less the cost associated with the sale (the fair value was determined using Level 2 inputs being the selling price agreed with an unaffiliated party). In this respect, the Partnership recognized an impairment charge of $340 in its consolidated statement of comprehensive income for the year ended December 31, 2023. The vessel delivered to the new owner on February 26, 2024.

6. Above / Below Market Acquired Charters

During the year ended December 31, 2023, the Partnership acquired the LNG/C Amore Mio I with time charter daily rate being above the market rate for equivalent time charter prevailing at the time of acquisition (Note 5A). During the year ended December 31, 2023, the Partnership also acquired the M/V Buenaventura Express, the LNG/C Asterix I and the M/V Itajai Express with time charters attached to the vessels, with time charter daily rates being below market rates for equivalent time charters prevailing at the time of acquisitions (Note 5A). The fair value of the time charters attached to the vessels representing the difference between the time charters rates at which the vessels were fixed and the market rates for comparable charters as determined by reference to market data on the acquisition dates were recorded as “Above market acquired charters” under other non-current assets or “Below market acquired charters” under long-term liabilities in the consolidated balance sheet as of the acquisition dates respectively. The fair values of the time charters attached were determined using Level 2 inputs being market values on the acquisition dates (Note 9).

On December 15, 2023, the Partnership agreed to sell to an unaffiliated party the M/V Long Beach Express along with its time charter attached (Note 5). As a result, the partnership classified the unamortized below market acquired charter of the M/V Long Beach Express on that date as Below market acquired charter associated with vessel held for sale under current liabilities in the consolidated balance sheets.

During the year ended December 31, 2022, the Partnership acquired the M/V Manzanillo Express with time charter attached to the vessel, with time charter daily rate being at market rate for equivalent time charter prevailing at the time of acquisition (Note 5A). As a result, no above / below market acquired charter was recognized.

Above and below market acquired time charters are amortized or accreted using the straight-line method over the remaining period of the time charters acquired as a reduction or addition to time charter revenues. For the years ended December 31, 2023 and 2022 such amortization to time charter revenues for the above market acquired time charters amounted to $16,158 and $16,285, respectively. For the years ended December 31, 2023 and 2022 such accretion to time charter revenues for the below market acquired time charters amounted to $15,267 and $4,275, respectively.

The following table presents an analysis of above / below market acquired charters:

	Above market acquired charters	Below market acquired charters
Carrying amount as at January 1, 2022	$48,605	$(14,643)
(Amortization) / accretion	(16,285)	4,275
Carrying amount as at December 31, 2022	$32,320	$(10,368)
Additions	67,227	(94,889)
(Amortization) / accretion	(16,158)	15,267
Transfer to below market acquired charter associated with vessel held for sale	—	1,447
Carrying amount as at December 31, 2023	$83,389	$(88,543)

F- 17	Table of Contents

Capital Product Partners L.P. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

6. Above / Below Market Acquired Charters - Continued

As of December 31, 2023, the remaining carrying amount of unamortized above / below market acquired time charters will be amortized / accreted in future years as follows:

For the year ending December 31,	Above market acquired charters	Below market acquired charters
2024	$36,256	$(16,352)
2025	28,820	(14,338)
2026	18,313	(13,004)
2027	—	(13,004)
2028	—	(13,040)
Thereafter	—	(18,805)
Total	$83,389	$(88,543)

7. Long-Term Debt

Long-term debt consists of the following credit facilities, sale and lease back agreements, seller’s credits and unsecured bonds collectively the “financing arrangements”. As of December 31, 2023 and 2022, the following amounts were outstanding under our financing arrangements:

		As of December 31, 2023	As of December 31, 2022	Rate of interest
	Credit facilities
(i)	Issued in January 2021 maturing in February 2026 (the “CMTC Seller’s Credit”)	$6,000	$6,000	Fixed rate
(ii)	Assumed in December 2021 maturing in December 2027 (the “2021 credit facility”)	101,087	110,827	Margin + Secured Overnight Financing Rate (“SOFR”)
(iii)	Issued in October 2022 maturing in October 2028 (the “2022 credit facility”)	99,680	105,000	Margin + SOFR
(iv)	Issued in June 2023 maturing in June 2031 (the “2023 credit facility”)	96,875	—	Margin + SOFR
	Sale and lease back agreements
(v)	Issued in January 2020 maturing in January 2025 (the “2020 CMBFL”)	26,500	29,700	Margin + SOFR
(vi)	Issued in January 2020 maturing in January 2025 (the “2020 CMBFL”)	26,500	29,700	Margin + SOFR
(vii)	Issued in May 2020 maturing in May 2027 (the “ICBCFL”)	38,332	41,996	Margin + SOFR
(viii)	Issued in January 2021 fully repaid in March 2023 (the “2021 CMBFL - Panamax”)	—	8,083	Margin +SOFR
(ix)	Issued in January 2021 fully repaid in March 2023 (the “2021 CMBFL - Panamax”)	—	8,083	Margin + SOFR
(x)	Issued in January 2021 fully repaid in March 2023 (the “2021 CMBFL - Panamax”)	—	8,083	Margin + SOFR
(xi)	Assumed in September 2021 maturing in October 2027 (the “2021 Bocomm”)	126,479	138,888	Margin + SOFR
(xii)	Assumed in September 2021 maturing in May 2028 (the “2021 Bocomm”)	120,232	132,217	Margin + SOFR
(xiii)	Assumed in November 2021 maturing in August 2028 (the “2021 CMBFL - LNG/C”)	130,873	139,183	Margin + SOFR
(xiv)	Assumed in November 2021 maturing in September 2028 (the “2021 CMBFL - LNG/C”)	129,829	138,072	Margin + SOFR
(xv)	Assumed in November 2021 maturing in July 2036 (the “2021 Shin Doun”)	130,715	136,778	Fixed rate
(xvi)	Issued in December 2022 maturing in January 2031 (the “2022 Jolco”)	104,284	—	($71,884: Margin + SOFR, $32,400: Fixed rate)
(xvii)	Issued in February 2023 maturing in February 2033 (the “2023 CMBFL - LNG/C”)	177,438	—	Margin + SOFR
(xviii)	Assumed in December 2023 maturing in October 2033 (the “2023 CMBFL - LNG/C AMI”)	196,317	—	Margin + SOFR
	Unsecured Bonds
(xix)	Issued in October 2021 maturing in October 2026 (the “2021 Bonds”)	165,984	159,966	Fixed rate
(xx)	Issued in July 2022 maturing in July 2029 (the “2022 Bonds”)	110,656	106,644	Fixed rate
	Total long-term debt	1,787,781	1,299,220
	Less: Deferred loan and financing arrangements issuance costs	12,486	10,142
	Total long-term debt, net	1,775,295	1,289,078
	Less: Current portion of long-term debt	105,911	75,438
	Add: Current portion of deferred loan and financing arrangements issuance costs	2,795	2,225
	Long-term debt, net	$1,672,179	$1,215,865

F- 18	Table of Contents

Capital Product Partners L.P. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

7. Long-Term Debt – Continued

Changes in the financing arrangements for the years 2023 and 2022 are as follows:

•	For the year 2023

“Umbrella Seller’s Credit”

On December 21, 2023, upon entering the Umbrella Agreement the Partnership entered into an unsecured seller’s credit agreement with CMTC, the “Umbrella Seller’s Credit” in an amount of up to $220,000 in order to finance a portion of the purchase price of the 11 new 174,000 CBM LNG/C vessels under construction (Note 1). The Umbrella Seller’s Credit provides for interest at a rate of 7.5% per annum and has a maturity date of June 30, 2027. On January 2, 2024, upon the delivery of the LNG/C Axios II, the Partnership used a portion of $92,600 (Note 17).

“2023 Jolco LNG/C Assos”

On December 22, 2023, the vessel-owning company of the LNG/C Assos entered into a new sale and lease back agreement, the “2023 Jolco LNG/C Assos”, of up to $240,000, for the purpose of partially financing the acquisition of the shares of the vessel-owning company of the LNG/C Assos, with the Partnership acting as a parent guarantor (Note 1). The amount of the sale and lease back agreement is expected to be drawn, subject to the provisions of the sale and lease back agreement, upon the completion of the acquisition of the vessel from CMTC in May 2024.

“2024- Axios II credit facility”

On December 20, 2023, the vessel-owning company of the LNG/C Axios II entered into a new credit facility, the “2024-Axios II credit facility”, of up to $190,000, for the purpose of partially financing the construction of the vessel (Note 5A). The Partnership is acting as a parent guarantor. The Partnership assumed the full amount of the facility on January 2, 2024, upon the completion of the acquisition of the vessel from CMTC. The facility has a duration of seven years.

“2023 CMBFL - LNG/C AMI” (xviii)

On December 21, 2023, upon the completion of the acquisition of the shares of the vessel-owning company of the LNG/C Amore Mio I (Note 5A) the Partnership assumed the outstanding balance of $196,317 of the sale and leaseback agreement that the vessel-owning company had entered into with a subsidiary of CMB Financial Leasing Co., Ltd (“CMBFL”). The lease agreement has remaining duration, from the date of the vessels’ acquisition from the Partnership of 10 years.

“2023 credit facility” (iv)

On June 13, 2023, the Partnership entered into a new credit facility, the “2023 credit facility”, of up to $100,000, for the purpose of partially financing the acquisition of the shares of the vessel-owning company of the M/V Buenaventura Express (Note 5A). The full amount of the facility was drawn on June 15, 2023, and has a duration of eight years.

“2021 CMBFL - Panamax” (viii), (ix) and (x)

On March 14, 2023, the Partnership fully repaid the 2021 CMBFL - Panamax sale and lease back agreements, with original maturity in February 2026, amounting to $23,423.

“2023 CMBFL - LNG/C” (xvii)

On February 7, 2023, the Partnership entered into a new sale and lease back agreement, the “2023 CMBFL - LNG/C”, of up to $184,000, for the purpose of partially financing the acquisition of the shares of the vessel-owning company of the LNG/C Asterix I (Note 5A). The full amount of the sale and lease back agreement was drawn on February 17, 2023, and has duration of 10 years.

•	For the year 2022

“2022 Jolco” (xvi)

On December 23, 2022, the Partnership entered into a new sale and lease back agreement of up to $108,000, for the purpose of partially financing the acquisition of the shares of the vessel-owning company of the M/V Itajai Express (Notes 5A). The full amount of the sale and lease back agreement was drawn on January 6, 2023 and has a duration of eight years.

“2022 credit facility” (iii)

On October 6, 2022, the Partnership entered into a new credit facility of up to $105,000, for the purpose of partially financing the acquisition of the shares of the vessel-owning company of the M/V Manzanillo Express (Note 5A). The full amount of the facility was drawn on October 11, 2022 and has a duration of six years.

“2017 credit facility”

On August 10, 2022, the Partnership fully repaid the remaining balance of the 2017 credit facility, amounting to $65,822. On July 28, and July 6, 2022, the Partnership repaid part of the 2017 credit facility, amounting to $14,228 and $13,789 as a result of the sale of the M/V Agamemnon and the M/V Archimidis respectively (Note 5A).

“2020 credit facility”

On August 5, 2022, the Partnership fully repaid the remaining balance of the 2020 credit facility, amounting to $29,900.

“CGC Seller’s Credits”

On July 8, 2022, the Partnership fully repaid the amount of $10,000 in line with the two CGC Seller’s Credits that the Partnership entered into on August 31, 2021 in order to defer $5,000 of the purchase price of each of the LNG/C Aristos I and the LNG/C Aristarchos, acquired on September 3, 2021 (Note 4). The CGC Seller’s Credits bared no interest and were payable within one year of the vessel’s delivery date.

F- 19	Table of Contents

Capital Product Partners L.P. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

7.	Long-Term Debt – Continued

“2022 Bonds” (xx)

On July 22, 2022, the Partnership, through its wholly owned subsidiary, CPLP PLC (the “Issuer”), issued unsecured bonds on the Athens Stock Exchange of an amount of €100,000,000 or $106,664 (translated as of December 31, 2022). The 2022 Bonds are guaranteed by the Partnership and have a seven year duration and pay a fixed coupon of 4.40%, payable semi-annually. The settlement occurred on July 26, 2022.

The 2022 and 2021 Bonds contain requirements such as that the ratio of EBITDA to net interest expenses be no less than 2:1, a restricted cash requirement and that the ratio of net total indebtedness to the total assets of the Partnership adjusted for the market value of the fleet not exceed 0.75:1. In addition, the 2022 and 2021 Bonds require that:

•	the Partnership maintain a pledged Debt Service Reserve Account (“DSRA”) with a minimum balance €100,000;
•	the Partnership deposit to the DSRA 50% of any cash disbursements to unitholders (e.g., dividends) exceeding $20,000 per annum, capped at 1/3 of the par value of the 2022 and 2021 Bonds outstanding at the time; and
•	if the Partnership’s Market Value Adjusted Net Assets (“MVAN”) falls below $300,000 then to deposit to the DSRA the difference between the MVAN and the $300,000 (capped to 1/3 of the par value of the 2022 and 2021 Bonds outstanding).

All the Partnership’s sale and leaseback agreements were classified as financing arrangements since the existence of various purchase options retained by the Partnership commencing from the first-year anniversary and including either an obligation or an option to acquire each vessel at expiration at a predetermined price, precludes the transfer of control over the vessels.

During the year ended December 31, 2023, the Partnership prepaid the amount of $23,423 and repaid the amount of $86,363, in line with the amortization schedule of its financing arrangements.

During the year ended December 31, 2022, the Partnership prepaid the amount of $133,739, as a result from the sale of its vessels (Note 5A) and the full repayment of 2017 and 2020 credit facilities respectively, and repaid the amount of $85,215, in line with the amortization schedule of its financing arrangements.

The Partnership’s credit facilities and sale and lease back agreements contain customary ship finance covenants, including restrictions on changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness and the mortgaging of vessels and requirements such as that the ratio of EBITDA to net interest expenses be no less than 2:1, a minimum cash requirement of $500 per vessel, that the ratio of net total indebtedness to the total assets of the Partnership adjusted for the market value of the fleet not exceed 0.75:1. The Partnership’s financing arrangements also contain a collateral maintenance requirement under which the aggregate fair market value of the collateral vessels should not be less than 125% of the outstanding amounts under the 2022 credit facility and the ICBCFL, 120% of the outstanding amount under the 2023 credit facility, the 2020 CMBFL, the 2021 CMBFL-Panamax and the 2021 credit facility, 110% of the outstanding amount under the 2023 CMBFL - LNG/C AMI, the 2023 CMBFL - LNG/C and the 2021 CMBFL-LNG/C and 111% of the outstanding amount under the 2021 Bocomm. Also, the vessel-owning companies may pay dividends or make distributions only when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. As of December 31, 2023 and 2022 the Partnership was in compliance with all financial covenants.

The Partnership’s credit facilities and sale and lease back agreements include a general assignment of the earnings, insurances and requisition compensation of the respective collateral vessel or vessels. They also require additional security, such as pledge and charge on current accounts and mortgage interest insurance.

As of December 31, 2023, an amount of $127,400 was remaining available to be drawn under the Umbrella Seller’s Credit. Furthermore, an amount of up to $240,000, pursuant to the sale and lease back agreement the Partnership entered into on December 22, 2023, was remaining available to be drawn for the purpose of partially financing the acquisition of the shares of the vessel-owning company of the LNG/C Assos. The amount is expected to be drawn, upon the completion of the acquisition of the vessel from CMTC in May, 2024.

For the years ended December 31, 2023, 2022 and 2021, the Partnership recorded interest expense of $101,769, $52,465 and $16,586 respectively, which is included in “Interest expense and finance cost” in the consolidated statements of comprehensive income.

For the years ended December 31, 2023, 2022 and 2021 the weighted average interest on the Partnership’s long-term debt was 6.4%, 4.1% and 2.9% respectively.

As of December 31, 2023, the required annual payments to be made subsequently to December 31, 2023, are as follows:

For the year ending December 31,	Amount
2024	$105,911
2025	145,175
2026	271,022
2027	262,921
2028	393,196
Thereafter	609,556
Total	$1,787,781

F- 20	Table of Contents

Capital Product Partners L.P. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

8. Derivative Instruments

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

The following table summarizes the terms of the cross-currency swap agreements and their respective fair value as of December 31, 2023 and 2022.

a)	Derivative Asset:

As of December 31, 2023:

Effective Date	Termination Date	Notional Amount in thousands of EUROS	Notional Amount in United States Dollars	Fixed Rate the Partnership receives in EURO	Fixed Rate the Partnership pays in United States Dollars	Fair Value December 31, 2023, in United States Dollars
26/07/2022	26/07/2029	100,000	101,800	4.40%	6.55%	6,636
				Total Fair Value		$6,636

b)	Derivative Liabilities:

As of December 31, 2023:

Effective Date	Termination Date	Notional Amount in thousands of EUROS	Notional Amount in United States Dollars	Fixed Rate the Partnership receives in EURO	Fixed Rate the Partnership pays in United States Dollars	Fair Value December 31, 2023, in United States Dollars
21/10/2021	21/10/2025	120,000	139,716	2.65%	3.66%	$5,758
21/10/2021	21/10/2025	30,000	34,929	2.65%	3.69%	1,422
				Total Fair Value		$7,180

As of December 31, 2022:

Effective Date	Termination Date	Notional Amount in thousands of EUROS	Notional Amount in United States Dollars	Fixed Rate the Partnership receives in EURO	Fixed Rate the Partnership pays in United States Dollars	Fair Value December 31, 2022, in United States Dollars
26/07/2022	26/07/2029	100,000	101,800	4.40%	6.55%	816
21/10/2021	21/10/2025	120,000	139,716	2.65%	3.66%	$10,068
21/10/2021	21/10/2025	30,000	34,929	2.65%	3.69%	2,641
				Total Fair Value		$13,525

The fair value of the cross-currency swap agreements is presented net of accrued interest expense which is recorded in “Accrued liabilities” in the consolidated balance sheets.

The following tables summarize the effect of the cross-currency swap agreements for the years ended December 31, 2023, 2022 and 2021:

-        Derivative designated as accounting hedge

	For the years ended December 31,
Amount of gain / (loss) recognized in other comprehensive income	2023	2022	2021
Cross-currency swap agreement related to 2022 Bonds	$5,286	$(1,757)	$–
Reclassification to other income / (expense), net	(2,106)	(3,009)	–
Total gain/ (loss) recognized in accumulated other comprehensive income	$3,180	$(4,766)	$–

The estimated net expense that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Loss to earnings in respect of the settlements on cross-currency swap agreements designated as accounting hedge, amounts to $1,814.

-        Derivatives not designated as accounting hedges:

	For the years ended December 31,
Amount of gain /(loss) recognized in other income / (expense), net	2023	2022	2021
Change in fair value of derivatives related to 2021 Bonds	$5,529	$(9,542)	$(3,167)
Realized interest expense of derivatives related to 2021 Bonds	(2,111)	(2,258)	(374)
Total gain/ (loss) recognized in other income / (expense), net	$3,418	$(11,800)	$(3,541)

F- 21	Table of Contents

Capital Product Partners L.P. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

9. Financial Instruments

(a) Fair value of financial instruments

Cash and cash equivalents, restricted cash and other assets and liabilities.

The carrying value of cash and cash equivalents and restricted cash, are considered Level 1 items as they represent liquid assets with short-term maturities, trade receivables, amounts due to related parties, trade accounts payable and accrued liabilities approximate their fair value.

Long-term debt

The fair value of variable rate long-term debt (Note 7) approximates the recorded value, due to its variable interest being based on the SOFR rates (on the LIBOR and the SOFR, for 2022) and due to the fact that the lenders have the ability to pass on their funding cost to the Partnership under certain circumstances, which reflects their current assessed risk. We believe the terms of our loans are similar to those that could be procured as of December 31, 2023. SOFR rates are observable at commonly quoted intervals for the full term of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy.

The fair value of the fixed rate long-term debt (Note 7 ((i), (xv) and (xvi)) as of December 31, 2023, was approximately $147,210 (carrying value: $169,115) and was determined by using Level 2 inputs being the discounted expected cash flows of the outstanding amount.

The 2022 Bonds and the 2021 Bonds (Note 7 ((xix) and (xx))) have a fixed rate, and their estimated fair values as of December 31, 2023, were determined through Level 1 inputs of the fair value hierarchy (quoted price under the ticker symbols CPLPB1 and CPLPB2 on Athens Stock Exchange) and were approximately $215,071 (carrying value: $276,640).

Derivative instruments

As of December 31, 2023:

Items Measured at Fair Value on a recurring Basis - Fair Value Measurements

Recurring Measurements:	December 31, 2023	Quoted prices in active markets for identical assets (Level 1)	Significant other Observable inputs (Level 2)	Unobservable Inputs (Level 3)
Cross Currency SWAP (100,000) – asset position	$6,636	$–	$6,636	$–
Cross Currency SWAP (120,000) – liability position	(5,758)	–	(5,758)	–
Cross Currency SWAP (30,000) – liability position	(1,422)	–	(1,422)	–
Total	$(544)	$–	$(544)	$–

As of December 31, 2022:

Items Measured at Fair Value on a recurring Basis - Fair Value Measurements

Recurring Measurements:	December 31, 2022	Quoted prices in active markets for identical assets (Level 1)	Significant other Observable inputs (Level 2)	Unobservable Inputs (Level 3)
Cross Currency SWAP (100,000) - liability position	$(10,068)	$–	$(10,068)	$–
Cross Currency SWAP (120,000) – liability position	(2,641)	–	(2,641)	–
Cross Currency SWAP (30,000) – liability position	(816)	–	(816)	–
Total	$(13,525)	$–	$(13,525)	$–

The fair value (Level 2) of cross-currency swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, current interest rates, foreign exchange rates and the credit worthiness of both us and the derivative counterparty. This line item is presented in “Derivative asset” and “Derivative liabilities” in the consolidated balance sheets.

There were no Level 3 items.

(b) Concentration of credit risk

Financial instruments which potentially subject the Partnership to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable, net. The Partnership places its cash and cash equivalents, consisting mostly of deposits, with a limited number of creditworthy financial institutions rated by qualified rating agencies. Most of the Partnership’s revenues were derived from a few charterers.

For the year ended December 31, 2023, Hapag-Lloyd Aktiengesellschaft (“Hapag-Lloyd”), BP Gas Marketing Limited (“BP”), Cheniere Marketing International LLP (“Cheniere”) and Hyundai Merchant Marine Co Ltd. (“HMM”) accounted for 24%, 21%, 16% and 15% of the Partnership’s revenues, respectively. For the year ended December 31, 2022, BP, HMM, Cheniere and Hapag-Lloyd accounted for 28%, 18%, 17% and 16% of the Partnership’s revenues, respectively. For the year ended December 31, 2021, HMM and Hapag-Lloyd accounted for 29% and 24% of the Partnership’s revenues, respectively.

F- 22	Table of Contents

Capital Product Partners L.P. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

10. Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31,
	2023	2022
Accrued loan interest and loan fees	$11,136	$8,139
Accrued operating expenses	10,452	4,746
Accrued capitalized expenses	2,930	1,246
Accrued voyage expenses and commissions	2,170	2,003
Accrued general and administrative expenses	1,865	1,342
Total	$28,553	$17,476

11. Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses consist of the following:

	For the years ended December 31,
	2023	2022	2021
Voyage expenses:
Commissions	$6,781	$6,134	$4,278
Bunkers	5,418	7,365	4,204
Port expenses	2,246	1,819	1,633
Other	475	918	583
Total	$14,920	$16,236	$10,698
Vessel operating expenses:
Crew costs and related costs	$39,266	$34,385	$22,575
Insurance expense	6,529	5,261	4,029
Spares, repairs, maintenance and other expenses	13,871	8,103	6,784
Stores and lubricants	9,818	7,512	5,288
Management fees (Note 4)	11,337	9,610	6,295
Other operating expenses	4,868	2,589	2,151
Total	$85,689	$67,460	$47,122

F- 23	Table of Contents

Capital Product Partners L.P. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

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

Pursuant to Section 883 of the United States Internal Revenue Code (the “Code”) and the regulations thereunder, a foreign corporation engaged in the international operation of ships is generally exempt from U.S. federal income tax on its U.S.-source shipping income if the foreign corporation meets both of the following requirements: (a) the foreign corporation is organized in a foreign country that grants an “equivalent exemption” to corporations organized in the United States for the types of shipping income (e.g., voyage and time charter) earned by the foreign corporation and (b) more than 50% of the voting power and value of the foreign corporation’s stock is “primarily and regularly traded on an established securities market” in the United States and certain other requirements are satisfied (the “Publicly-Traded Test”). Each of the jurisdictions where the Partnership’s vessel-owning subsidiaries are incorporated grants an “equivalent exemption” to United States corporations with respect to each type of shipping income earned by the Partnership’s vessel-owning subsidiaries. Additionally, our units are only traded on the Nasdaq Global Market, which is considered to be an established securities market. The Partnership has satisfied the Publicly-Traded Test for the years ended December 31, 2023, 2022 and 2021 and the vessel-owning subsidiaries are exempt from United States federal income taxation with respect to U.S.-source shipping income.

CPLP PLC is incorporated in Cyprus and does not conduct any substantive operations of its own. No provision for Cyprus income tax has been made in the financial statements as CPLP PLC had no assessable income for the years ended December 31, 2023 and 2022 and the period from August 14, 2021 (inception) to December 31, 2021.

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

General Partner Interest and IDRs: As of December 31, 2023, the General Partner has a 0.63% interest in the Partnership (excluding treasury units) and holds the IDRs. In accordance with Section 5.2(b) of the Partnership Agreement, upon the issuance of additional units by the Partnership, the general partner may elect to make a contribution to the Partnership to maintain its general partner interest.

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

Capital Product Partners L.P. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

13. Partners’ Capital – Continued

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

Common Units

Pursuant to the Umbrella Agreement, the Partnership conducted a Rights Offering for up to $500,000 with the purpose of partially financing the acquisition of the shares of the vessel-owning companies of 11 new LNG/C vessels. The Rights Offering resulted in subscriptions for 445,988 common units representing limited partnership interests in the Partnership offered at an exercise price of $14.25 per common unit amounting to $6,355. CMTC purchased 34,641,731 common units that were not issued pursuant to the Rights Offering for an aggregate amount of $493,645 pursuant to the Standby Purchase Agreement (Note 1). As of December 31, 2023, the Partnership recognized the amount of $1,313 representing part of the transaction expenses as a reduction to Partners’ Capital.

On October 12, 2022, the Partnership transferred 505,204 common units to CMTC out of the Partnership’s Treasury units with a value at the time of transfer of $6,583, in connection with the acquisition of the M/V Manzanillo Express from CMTC (Notes 4, 5A).

On January 26, 2023, the Partnership’s Board of Directors authorized a new unit repurchase plan, replacing the earlier plan (the “Repurchase Plan”). Pursuant to the Repurchase Plan, the Partnership may purchase up to $30,000 of its common units through January 2025, at times and prices that are considered to be appropriate. The Partnership could repurchase units under the Repurchase Plan in the open market or in privately negotiated transactions but is not obligated under the terms of the Repurchase Plan to repurchase any units, and, at any time, may suspend, delay or discontinue the Repurchase Plan. For the years ended December 31, 2023 and 2022, the Partnership completed the repurchase of 304,283 and 389,962 units paying an average price per unit of $13.48 and $15.13 plus repurchasing expenses, respectively. These units are held as treasury units and are recorded as a reduction in the Partnership’s Partners’ Capital as of December 31, 2023 and 2022, respectively.

During 2022, the Partnership reserved for issuance a maximum number of 750,000 restricted common units. As a result, the total number of restricted common units reserved and issued is 1,045,000 under its Omnibus Incentive Compensation Plan (Note 14).

As of December 31, 2023 and 2022 partners’ capital included the following units:

	As of December 31,
	2023	2022
Common units	55,039,143	20,255,707
General partner units	348,570	348,570
Treasury Units	870,522	566,239
Total partnership units	56,258,235	21,170,516

F- 25	Table of Contents

Capital Product Partners L.P. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

14. Omnibus Incentive Compensation Plan

In January 2022, the board of directors adopted an amended and restated Compensation Plan (the “Plan”), to reserve for issuance a maximum number of 750,000 restricted common units. As a result, the total number of restricted common units reserved and issued is 1,045,000. On March 18, 2022, the Partnership awarded 743,800 unvested units to Employees and Non-Employees with a grant-date fair value of $15.18 per unit. Awards granted to certain Employees and Non-Employees would vest in three equal installments. One third of the units awarded, namely 247,933 and 247,933 units vested on December 31, 2023 and 2022. On December 30, 2022, the Partnership awarded 1,969 unvested units with a grant-date fair value of $13.65 per unit. The units were fully vested on December 31, 2022.

The unvested units accrue distributions as declared and paid, which distributions are retained by the custodian of the Plan until the vesting date at which time they are payable to the grantee. As unvested unit grantees accrue distributions on awards that are expected to vest, such distributions are charged to Partners’ capital. As of December 31, 2023, the unvested units accrued $260 of distributions.

There were no forfeitures of awards during the years ended December 31, 2023 and 2022. The Partnership estimated the forfeitures of unvested units to be immaterial.

For the years ended December 31, 2023, 2022 and 2021 the equity compensation expense included in “General and administrative expenses” in the consolidated statements of comprehensive income was $3,786, $3,790 and $2,043, respectively. As of December 31, 2023, the total compensation cost relating to non-vested awards was $3,769 and is expected to be recognized over a period of one year. The Partnership uses the straight-line method to recognize the cost of the awards.

The following table contains details of our plan:

	Equity compensation plan
Unvested Units	Units	Value
Unvested on January 1, 2022	—	—
Granted	745,769	11,318
Vested	(249,902)	(3,790)
Unvested on December 31, 2022	495,867	$7,528
Granted	—	—
Vested	(247,933)	(3,759)
Unvested on December 31, 2023	247,934	$3,769

15. Net Income Per Unit

The general partner’s and common unit holders’ interests in net income are calculated as if all net income for periods after April 4, 2007, were distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash (Note 13), which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper resources for the Partnership’s business. Unlike available cash, net income is affected by non-cash items. The Partnership follows the guidance relating to the Application of the Two-Class Method and its application to Master Limited Partnerships, which considers whether the incentive distributions of a master limited partnership represent a participating security when considered in the calculation of earnings per unit under the Two-Class Method.

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

For the year ended December 31, 2023, the Partnership excluded the effect of 495,867 non-vested unit awards, from which 247,933 vested on December 31, 2023, in calculating dilutive EPU for its common unitholders as they were anti-dilutive.

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

Capital Product Partners L.P. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

15. Net Income Per Unit - Continued

The non-vested units are participating securities because they received distributions from the Partnership and these distributions did not have to be returned to the Partnership if the non-vested units were forfeited by the grantee.

The Partnership’s net income for the years ended December 31, 2023, 2022 and 2021 did not exceed the First Target Distribution Level, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’s interest in net income.

The two-class method used to calculate EPU from continuing operations is as follows:

BASIC AND DILUTED	2023	2022	2021
Numerators
Partnership’s net income	$47,208	$125,421	$98,178
Less:
General Partner’s interest in Partnership’s net income	680	2,157	1,790
Partnership’s net income allocable to unvested units	929	3,662	2,053
Common unit holders’ interest in Partnership’s net income	$45,599	$119,602	$94,335
Denominators
Weighted average number of common units outstanding, basic and diluted	21,182,471	19,325,030	18,342,413
Net income per common unit:
Basic and Diluted (in United States Dollars)	$2.15	$6.19	$5.14

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

Capital Product Partners L.P. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

16. Commitments and Contingencies - Continued

Commitments

(A) Lease Commitments: Future minimum charter hire receipts, excluding any profit share revenue that may arise, based on non-cancellable time charter contracts, as of December 31, 2023 were:

Year ending December 31,	Amount
2024	$403,278
2025	331,377
2026	200,151
2027	153,803
2028	142,781
Thereafter	330,378
Total	$1,561,768

(B)  Vessels Under Construction Commitments: As of December 31, 2023, the Partnership pursuant to the Umbrella Agreement, had outstanding commitments relating to acquisitions of vessels under construction amounting to $1,569,600 for the Initial Vessels and $909,900 for the Remaining Vessels which will be financed through the issuance of debt, the use of the Umbrella Seller’s Credit and cash at hand (Notes 1, 4, 5, 7, 17).

The following table contains details of vessels under construction commitments:

Year ending December 31,	Initial Vessels	Remaining Vessels	Total
2024	$1,083,600	$101,100	$1,184,700
2025	—	126,050	126,050
2026	486,000	375,550	861,550
2027	—	307,200	307,200
Total	$1,569,600	$909,900	$2,479,500

(C)  Supervision Services Commitments: As of December 31, 2023, the Partnership had outstanding commitments relating to supervision services agreements for the Remaining Vessels, amounting to $4,000 (Notes 4, 5B).

The following table contains details of supervision services commitments:

Year ending December 31,	Amount
2024	$—
2025	2,000
2026	1,000
2027	1,000
Total	$4,000

17. Subsequent Events

(A) Dividends: On January 25, 2024, the board of directors of the Partnership declared a cash distribution of $0.15 per common unit for the fourth quarter of 2023. The fourth quarter common unit cash distribution was paid on February 13, 2024, to unit holders of record on February 6, 2024.

(B) Vessel acquisition: On January 2, 2024, the Partnership acquired from CMTC the shares of the vessel-owning company of the LNG/C Axios II (Note 5A) for a total consideration of $314,000 which was funded through debt of $190,000 (Note 7), part of the Umbrella Seller’s Credit in the amount of $92,600 (Note 7) and $31,400 advances, which was netted against the amounts due from CMTC pursuant to the Standby Purchase Agreement on December 21, 2023 (Notes 1, 5C).

(C) Vessel disposals: During the first quarter of 2024 the Partnership agreed to sell, the M/V Akadimos (115,534 dwt / 9,288 TEU), Eco-Flex Wide Beam container vessel, built in 2015, the M/V Fos Express and M/V Seattle Express, two (68,579 dwt and 68,411 dwt, respectively / both 5,100 TEU) sister container vessels, built in 2008, and the M/V Athenian, the M/V Athos and the M/V Aristomenis three (118,834 dwt, 118,888 dwt and 118,712 dwt, respectively / all 9,954 TEU) sister container vessels, built in 2011, to unaffiliated parties for a total amount of $259,400. As of December 31, 2023, the carrying values of the M/V Akadimos, the M/V Fos Express, the M/V Seattle Express, the MV Athenian, the M/V Athos and the M/V Aristomenis were $62,318, $14,527, $14,530, $49,332, $49,216 and $49,724 respectively. The M/V Akadimos, the M/V Athenian and the M/V Athos were delivered to their new owners on March 8, 2024 and April 22, 2024 respectively, while the remaining vessels are expected to be delivered to their new owners at the latest by April 30, 2024. In addition, the M/V Long Beach Express, which presented under assets held for sale in the Partnership’s consolidated balance sheets as of December 31, 2023 (Note 5), was delivered to the new owners on February 26, 2024.

(D) Umbrella Seller’s Credit: On January 2, 2024, upon the delivery of the LNG/C Axios II, the Partnership used a portion of $92,600 of the Umbrella Seller’s Credit, entered into on December 21, 2023 (Note 7).

(E) Repayments of debt: On February 28, 2024 and March 11, 2024, after the deliveries of the M/V Long Beach Express and the M/V Akadimos to their new owners, the Partnership repaid the amounts of $12,789 and $39,973, respectively in line with the Umbrella Seller’s Credit entered into on December 21, 2023. On March 8, 2024 and April 22, 2024 upon the delivery of the M/V Akadimos and the M/V Athos to their new owners the Partnership repaid in full the ICBCFL sale and leaseback agreement and partially the 2020 CMBFL amounting to $38,332 and $25,700 respectively (Note 7).

F- 28	Table of Contents