Form 20-F/A
period 2023-12-31
Capital Product Partners L.P.
filed 2024-05-22
CIK 1392326

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F/A

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
__
For the transition period from
__
to
__
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
12b-2
of the Exchange Act).
YES
☐

NO

☒

CAPITAL PRODUCT PARTNERS L.P.

Item 15.	Controls and Procedures	3
Item 19.	Exhibits	6

-i-

EXPLANATORY NOTE
We are filing this Amendment (“Amendment”) to our Annual Report on Form
20-F
(the “Original Filing”) for the sole purpose of amending Item 15(c) of the Original Filing to include the report of our independent registered public accounting firm on internal control over financial reporting, which was inadvertently omitted in the Original Filing. The corrected information in this Amendment does not affect the Company’s audited financial statements filed with the Original Filing.
In addition, pursuant to Rule
12b-15
under the Securities Exchange Act of 1934, as amended, the certifications pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 have been re-executed
as of the date of, and are
re-filed
as part of, this Amendment as Exhibits 12.1, 12.2, 13.1 and 13.2. Paragraph 3 of the certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 has been omitted because no financial statements have been included in this Amendment.
This Amendment does not reflect events occurring after the filing of the Original Filing and does not modify or update the disclosure therein in any way except as described above. No other changes have been made to the Original Filing. The filing of this Amendment should not be understood to mean that any statements contained in the Original Filing, as amended by this Amendment, are true or complete as of any date subsequent to the original filing date of the Original Filing. Unless otherwise stated herein, all disclosures referenced as being made “as of the date of this Annual Report” or similar language are speaking as of the date of the Original Filing.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the 2013 framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management believes that our internal control over financial reporting was effective as of December 31, 2023.

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

To the Board of Directors and Unitholders of

Capital Product Partners L.P.

Majuro, Republic of Marshall Islands

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Capital Product Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023 of the Partnership and our report dated April 23, 2024 expressed an unqualified opinion on those financial statements.

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

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit

No.	Description

1.1	Certificate of Limited Partnership of Capital Product Partners L.P. (1)

1.2	Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated February 22, 2010 (2)

1.3	Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated September 30, 2011 (3)

1.4	Second Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated May 22, 2012 (5)

1.5	Third Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated March 19, 2013 (6)

1.6	Fourth Amendment to Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., dated August 25, 2014 (9)

1.7	Certificate of Formation of Capital GP L.L.C. (1)

1.8	Limited Liability Company Agreement of Capital GP L.L.C. (1)

1.9	Certificate of Formation of Capital Product Operating GP L.L.C. (1)

2.1	Description of Securities registered under Section 12 of the Exchange Act (16)

2.2	Certain long-term debt instruments, none of which relates to indebtedness that exceeds 10% of the consolidated assets of Capital Product Partners L.P., have not been filed as exhibits to this Form 20-F. Capital Product Partners L.P. agrees to furnish the Securities and Exchange Commission, upon its request, a copy of any such instrument defining the rights of holders of long-term debt of Capital Product Partners L.P. and its consolidated subsidiaries.

4.1	Loan Agreement , dated October 6, 2022, between Capital Product Partners L.P. and Hamburg Commercial Bank A.G. (14)

4.2	Deed of Accession, Amendment and Restatement dated September 10, 2021, among Atrotos Gas Carrier Corp., Capital Gas LLC, Capital Product Partners L.P. and ING Bank N.V., London Branch, relating to a facility agreement December 18, 2020 (13)

4.3	Form of Amended and Restated Term Loan Facility, among Atrotos Gas Carrier Corp., Capital Product Partners L.P. and ING Bank N.V., London Branch, relating to a facility agreement dated December 18, 2020 (13)

4.4	Amended and Restated Omnibus Agreement, dated September 30, 2011 (3)

4.5	Form of Floating Rate Management Agreement with Capital-Executive Ship Management Corp. (10)

4.6	Form of Floating Rate Management Agreement with Capital Gas Ship Management Corp. (13)

4.7	Administrative Services Agreement with Capital Ship Management (1)

4.8	Amendment 1 to Administrative Services Agreement with Capital Ship Management Corp., dated April 2, 2012 (7)

4.9	IT Agreement, dated April 3, 2007, by and between Capital Ship Management Corp. and Capital Product Partners L.P. (11)

4.10	Addendum No. 1 to IT Agreement, dated April 2, 2012 (11)

4.11	Addendum No. 2 to IT Agreement, dated April 2, 2017 (11)

4.12	Addendum No. 3 to IT Agreement, dated April 2, 2022 (13)

4.13	Master Vessel Acquisition Agreement, dated July 24, 2014 (8)

4.14	Capital Product Partners L.P. Omnibus Incentive Compensation Plan, amended and restated on January 24, 2022 (13)

4.15	Capital Product Partners L.P. Omnibus Incentive Compensation Plan, amended and restated on January 25, 2024 (16)

4.16	Form of Restricted Unit Award of Capital Product Partners L.P. (4)

4.17	Seller’s Credit Agreement, dated January 27, 2021, with Capital Maritime & Trading Corp. (12)

4.18	Umbrella Agreement, by and among Capital Maritime & Trading Corp., Capital GP L.L.C. and Capital Product Partners L.P., dated November 13, 2023 (15)

4.19	Seller’s Credit Agreement, by and between Capital Maritime & Trading Corp. and Capital Product Partners L.P., dated November 13, 2023 (15)

4.20	Form of Supervision Agreement with Capital Gas Ship Management Corp. (15)

8.1	List of Subsidiaries of Capital Product Partners L.P. (16)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Capital Product Partners L.P.’s Chief Financial Officer

13.1	Capital Product Partners L.P. Certification of Gerasimos (Jerry) Kalogiratos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*

13.2	Capital Product Partners L.P. Certification of Nikolaos Kalapotharakos, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*

97.1	Policy Regarding the Recovery of Erroneously Awarded Incentive-Based Compensation (16)

101.INS	Inline XBRL Instance Document (16)

101.SCH	Inline XBRL Taxonomy Extension Schema Document (16)

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document (16)

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document (16)

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document (16)

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document (16)

104	Cover Page Interactive Data File (Inline XBRL)

(1)

Previously filed as an exhibit to Capital Product Partners L.P.’s Registration Statement on Form F-1 (File No. 333-141422), filed with the SEC on March 19, 2007 and hereby incorporated by reference to such Registration Statement.

(2)	Previously filed as a Report on Form 6-K with the SEC on February 24, 2010.
(3)	Previously filed as a Report on Form 6-K with the SEC on September 30, 2011.
(4)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and filed with the SEC on February 4, 2011.
(5)	Previously furnished as a Report on Form 6-K with the SEC on May 23, 2012.
(6)	Previously furnished as a Report on Form 6-K with the SEC on March 21, 2013.
(7)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 and filed with the SEC on February 5, 2013.
(8)	Previously furnished as a Report on Form 6-K with the SEC on July 29, 2014.
(9)	Previously furnished as a Report on Form 6-K with the SEC on August 26, 2014.
(10)	Previously filed as Exhibit 10.1 to a registration statement on Form F-3 with the SEC on October 25, 2019.
(11)	Previously filed as an exhibit to Capital Product Partners L.P.’s Annual Report on Form 20-F for the year ended December 31, 2019 and filed with the SEC on February 28, 2020.
(12)	Previously filed as an exhibit to Capital Product Partners L.P.’s Annual Report on Form 20-F for the year ended December 31, 2020 and filed with the SEC on April 27, 2021.
(13)	Previously filed as an exhibit to Capital Product Partners L.P.’s Annual Report on Form 20-F for the year ended December 31, 2021 and filed with the SEC on April 27, 2022.
(14)	Previously filed as an exhibit to Capital Product Partners L.P.’s Annual Report on Form 20-F for the year ended December 31, 2022 and filed with the SEC on April 26, 2023.
(15)	Previously furnished as Exhibit II to Capital Product Partners L.P.’s Report on Form 6-K with the SEC on November 13, 2023.
(16)	Previously filed as an exhibit to Capital Product Partners L.P.’s Annual Report on Form 20-F for the year ended December 31, 2023 and filed with the SEC on April 23, 2024.

*	Furnished only and not filed

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

Dated: May 22, 2024