Form 20-F
period 2024-12-31
Capital Clean Energy Carriers Corp.
filed 2025-04-17
CIK 1392326

Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from                      to

Commission file number: 001-33373

CAPITAL CLEAN ENERGY CARRIERS CORP.

(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

3 Iassonos Street, Piraeus, 18537 Greece

+30 210 458 4950

(Address and telephone number of principal executive offices and company contact person)

Gerasimos (Jerry) Kalogiratos, j.kalogiratos@capitalmaritime.com

(Name and email of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value $0.01 per share	CCEC	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding Shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

58,387,313 Common Shares

1,551,061 Treasury Common Shares

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

CAPITAL CLEAN ENERGY CARRIERS CORP.
TABLE OF CONTENTS

1	Table of Contents

ABOUT THIS REPORT

This annual report on Form 20-F (this “Annual Report”) should be read in conjunction with our audited consolidated balance sheets as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in shareholders’ equity and partners’ capital, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes included herein (the “Financial Statements”).

In this Annual Report, unless the context otherwise requires:

•	the “Conversion” refers to our conversion, on August 26, 2024 (the “Effective Date”), from a Marshall Islands limited partnership named “Capital Product Partners L.P.” (the “Partnership” or “CPLP”) to a Marshall Islands corporation;
•	the “Company”, “CCEC”, “we”, “us” or “our” refer to Capital Clean Energy Carriers Corp. (or, prior to the Conversion, CPLP) and, unless the context otherwise requires, its consolidated subsidiaries;
•	“Capital Maritime” refers to Capital Maritime & Trading Corp.;
•	“CGP LLC” refers to Capital GP L.L.C., ; in its capacity as general partner of CPLP prior to the Conversion, CGP LLC is sometimes referred to as the “General Partner”;
•	“Capital Gas” refers to Capital Gas Corp.;
•	“Capital Parties” refers to Capital Maritime, CGP LLC and Capital Gas;
•	“Capital-Executive” refers to Capital-Executive Ship Management Corp.;
•	“Capital Ship Management” refers to Capital Ship Management Corp.;
•	“Capital Gas Management” refers to Capital Gas Ship Management Corp.;
•	“common shares” refers to common shares of the Company, par value $0.01 per share;
•	“common units” refers to common units representing limited partnership interests of the Partnership prior to the Conversion;
•	the “Managers” refers to our managers, Capital-Executive, Capital Ship Management and Capital Gas Management;
•	“Shareholders’ Agreement” refers to the shareholders’ agreement dated August 26, 2024 among us and the Capital Parties;
•	“Executive Services Agreement” refers to the executive services agreement dated August 26, 2024 between us and CGP LLC;
•	“Registration Rights Agreement” refers to the registration rights agreement dated August 26, 2024 between us, the Capital Parties, Paparebecorp Limited and Ascetico Limited;
•	“Umbrella Agreement” refers to the umbrella agreement, which we entered into on November 13, 2023 with Capital Maritime and CGP LLC;
•	the “conflicts committee” refers to the conflicts committee of our board of directors
•	“CPLP PLC” refers to CPLP Shipping Holdings PLC, a public limited liability company and wholly owned subsidiary of CCEC;
•	“Bonds” refers to €100.0 million and €150.0 million of senior unsecured bonds issued by CPLP PLC and guaranteed by the Company, which were listed on the Athens Stock Exchange in July 2022 and October 2021, respectively;
•	“financing arrangements” refers to our debt financing arrangements as well as to our sale-leaseback financing arrangements, seller’s credit agreements and the Bonds;
•	“debt” includes indebtedness under the financing arrangements;
2	Table of Contents

•	“LCO2” refers to liquefied carbon dioxide;
•	“LNG” refers to liquefied natural gas;
•	“LNG/C” refers to LNG carriers;
•	“low carbon ammonia” refers to ammonia produced from renewable energy (green ammonia) or using carbon capture and storage technology (blue ammonia);
•	“LPG” refers to liquefied petroleum gas, including propane, butane, isobutane, propylene and mixtures of these gases;
•	“other gas carriage” refers to existing LPG and ammonia (excluding low carbon ammonia) shipping markets;
•	“other gas carrier” refers to ocean-going vessels capable of transporting LPG and/or ammonia;
•	“Newbuild LNG/C Vessels” refers to the 11 newbuild LNG/C vessels we agreed to acquire from Capital Maritime in November 2023 pursuant to the Umbrella Agreement; and
•	“Gas Fleet” refers to the 10 newbuild gas carriers, including four LCO2/multi gas carriers and six LPG-ammonia carriers that we agreed to acquire from Capital Maritime in June 2024.
3	Table of Contents

CORPORATE CONVERSION AND CONTAINER VESSEL DIVESTMENT

We were originally formed as a Marshall Islands limited partnership named “Capital Product Partners L.P.”, and on the Effective Date, converted into a Marshall Islands corporation named “Capital Clean Energy Carriers Corp.” Please read “Item 4. Information on the Company—A. History and Development of the Company—Developments in 2024 and up to the filing of this Annual Report” for further information on the Conversion. Following our announcement on November 13, 2023 of our intention to shift our business focus towards LNG and energy transition shipping and gradually divest from our non-core assets (legacy container vessels), since December 2023 we have completed the sale of 12 legacy container vessels as set forth in the following table.

Name of Vessel	Type	Twenty-foot Equivalent Unit (“TEU”)	Memorandum of Agreement Date	Delivery/Expected Delivery
M/V Akadimos	Neo Panamax Container Vessel	9,288	January 31, 2024	March 8, 2024
M/V Long Beach Express	Panamax Container Vessel	5,089	December 15, 2023	February 26, 2024
M/V Seattle Express	Panamax Container Vessel	5,089	February 14, 2024	April 26, 2024
M/V Fos Express	Panamax Container Vessel	5,089	February 14, 2024	May 3, 2024
M/V Athenian	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Athos	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Aristomenis	Neo Panamax Container Vessel	9,954	March 1, 2024	May 3, 2024
M/V Hyundai Premium	Neo Panamax Container Vessel	5,023	September 12, 2024	November 22, 2024
M/V Hyundai Paramount	Neo Panamax Container Vessel	5,023	September 12, 2024	December 20, 2024
M/V Hyundai Prestige	Neo Panamax Container Vessel	5,023	September 12, 2024	December 5, 2024
M/V Hyundai Privilege	Neo Panamax Container Vessel	5,023	September 12, 2024	January 10, 2025
M/V Hyundai Platinum	Neo Panamax Container Vessel	5,023	September 12, 2024	March 10, 2025

We determined that the assets and liabilities, results of operations and cash flows of these 12 legacy container vessels met the criteria to be reported in discontinued operations. As a result, in this Annual Report and the accompanying Financial Statements, these 12 legacy container vessels are reported as discontinued operations for all periods presented. See Note 3 (Discontinued Operations) to our Financial Statements included herein. The three legacy container vessels that remain in our on the water fleet (i.e., the M/V Manzanillo Express, M/V Itajai Express and M/V Buenaventura Express) continue to be reported in our continuing operations.

4	Table of Contents

FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this Annual Report concerning our business, operations, cash flows, and financial position, including, among other things, the likelihood of our success in developing and expanding our business, include “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, financial condition and the markets in which we operate, and involve risks and uncertainties. In some cases, you can identify forward-looking statements by the use of words such as “may,” “might,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “likely,” “intend,” “forecast,” “believe,” “estimate,” “project,” “predict,” “propose,” “potential,” “continue,” “seek” or the negative of these terms or other comparable terminology. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flows, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this Annual Report in “Item 3. Key Information—D. Risk Factors” below. These forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

•	expectations regarding our ability to pay dividends to our shareholders;
•	expectations regarding global economic outlook and growth;
•	expectations regarding shipping conditions and fundamentals, including the balance of supply and demand, as well as trends and conditions in the newbuild markets and scrapping of older vessels;
•	our current and future business and growth strategies and other plans and objectives for future operations, future acquisitions and deliveries of vessels from Capital Maritime or third parties, and the expected benefits from the Newbuild LNG/C Vessels and the Gas Fleet;
•	expectations regarding our shift in strategic focus towards the transportation of various forms of gas to industrial customers, including our intention to dispose of our container vessels and abstain from acquiring additional container vessels;
•	expectations regarding our conversion in August 2024 from a limited partnership to a corporation with customary corporate governance;
•	our continued ability to enter into medium- or long-term, fixed-rate time charters with our charterers and to re-charter our vessels at attractive rates as their existing charters expire;
•	the relationships and reputations of our Managers in the shipping industry;
•	the financial condition, viability and sustainability of our charterers, including their ability to meet their obligations under the terms of our charter agreements;
•	our ability to maximize the use of our vessels;
•	our ability to access debt, credit and equity markets;
•	our ability to service, refinance or repay our financing under our financing arrangements and settle our hedging arrangements;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	the expected lifespan and condition of our vessels;
•	changes to the regulatory requirements applicable to the shipping industry, including, without limitation, stricter requirements adopted by international organizations and the European Union (“EU”), or by individual countries or charterers and actions taken by regulatory authorities overseeing such areas as safety and environmental compliance;
•	our ability to successfully operate exhaust gas cleaning systems (“scrubbers”) or other newly installed equipment and novel technologies on certain or all of our vessels;
5	Table of Contents

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, including new environmental regulations and standards, as well as standard regulations imposed by our charterers applicable to our business;
•	the impact of heightened regulations and the actions of regulators and other government authorities, including anti-corruption laws and regulations, as well as sanctions and other governmental actions;
•	the impact of new restrictions on trade, including the imposition of significant new tariffs by the United States on its trading partners and the imposition of significant retaliatory tariffs by China and the EU on the United States, and potential further protectionist measures and/or further retaliatory actions by others, including the imposition of tariffs or penalties on vessels calling in key export or import ports such as the United States, EU and/or China;
•	our anticipated general and administrative expenses;
•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;
•	the anticipated taxation of the Company and dividends to our shareholders;
•	the ability of CGP LLC to retain its officers and employees who provide services to the Company pursuant to the Executive Services Agreement and the ability of our Managers to retain key employees;
•	anticipated funds for liquidity needs and the sufficiency of cash flows; and
•	the ability of our counterparties to perform under our shipbuilding contracts.

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

6	Table of Contents

Part I.

Item	1. Identity of Directors, Senior Management and Advisors.

Not Applicable.

Item	2. Offer Statistics and Expected Timetable.

Not Applicable.

Item	3. Key Information.

A.	[Reserved.]

B.	Capitalization and Indebtedness.

 Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

An investment in our securities involves a high degree of risk.

Some of the risks described below relate to the industries and the countries in which we operate as of the date of this Annual Report. Please read “Item 4. Information on the Company” for information on the current scope of our operations. We currently own 15 vessels consisting of 12 latest generation LNG/C vessels and three legacy Neo-Panamax container carrier vessels. In addition, we have agreed to acquire six additional latest generation LNG/C vessels and 10 gas carriers, including four LCO2/multi gas and six LPG-ammonia carriers, to be delivered to the Company between the first quarter of 2026 and the third quarter of 2027. We may in the future enter into additional markets. If that happens, we will be exposed to additional risks.

If any of the following risks actually occurs, our business, financial condition, operating results and cash flow could be materially adversely affected. If that happens, we might not be able to pay dividends on our common shares, the trading price of our common shares could decline and you could lose all or part of your investment.

The risks described below include forward-looking statements and our actual results may differ substantially from those discussed in such forward-looking statements. For more information, please read “Forward Looking Statements” above.

7	Table of Contents

SUMMARY OF RISK FACTORS

The following is a summary of some of the principal risks we face. The list below is not exhaustive, and you should read this “Risk factors” section in full.

•	The ocean-going LNG, other gas carriage and container shipping industries are cyclical and volatile;
•	The wider energy transition gas market, such as the carriage of low carbon ammonia and LCO2, continues to develop and shipping demand, charter hire rates and profitability for this market are uncertain;
•	An oversupply of LNG/C, other gas carrier or containership capacity may depress current charter rates and adversely affect our ability to charter our vessels at profitable rates or at all;
•	We may not realize the benefits anticipated from the Newbuild LNG/C Vessels and the Gas Fleet;
•	We may not realize the benefits anticipated from our change in business focus to concentrate on the LNG/C market, the other gas carriage market and the wider energy transition gas market such as the carriage of low carbon ammonia and LCO2;
•	A decrease in the level of export and import of goods or LNG, LPG or ammonia production and exports, as a result of trade protectionism, including threats or imposition of tariffs or other trade barriers, economic sanctions, changes in commodity prices or other factors affecting global markets, could affect demand for shipping;
•	Vessel values may decrease and over time may fluctuate substantially, which may cause us to recognize losses if we sell our vessels or record impairments and affect our ability to comply with our loan covenants or refinance our debt;
•	We may not be able to grow or to effectively manage our growth;
•	If our charterers do not fulfill their obligations to us, or if they are unable to honor their obligations, our business, financial condition, results of operations, cash flows and ability to pay cash dividends and service or refinance our debt may be adversely affected;
•	We currently derive a significant part of our revenues from a limited number of charterers and the loss of any charterer or charter or vessel could result in a significant loss of revenues and cash flows;
•	As our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters, comply with debt covenants or raise financing;
•	Marine transportation is inherently risky, and an incident involving significant loss of, or environmental contamination by, any of our vessels could harm our reputation and business; and
•	An increases in interest rates or increased interest rate levels for long periods of time could increase our level of debt and the related interest expense, limit our ability to access debt and equity financing and increase the cost of capital required to acquire additional vessels or to implement our business strategy.
8	Table of Contents

RISKS RELATED TO OUR INDUSTRY

We are exposed to various risks in the ocean-going LNG, other gas carriage and container shipping industries, which are cyclical and volatile, and the wider energy transition gas market, which continues to develop.

Currently we operate in the ocean-going LNG shipping industry and our performance and future growth depend on continued demand in this industry. Accordingly, we are exposed to various risks in this industry.

Upon delivery of the vessels that constitute our Gas Fleet, we expect to operate in the other gas carriage markets, as well as the wider energy transition gas market, such as the carriage of low carbon ammonia and LCO2. The wider energy transition gas market continues to develop and, in particular, large-scale markets for the carriage of low carbon ammonia and LCO2 do not yet exist. Accordingly, we are exposed to the various risks in these industries, including the risk that large-scale markets for the carriage of low carbon ammonia and LCO2 fail to materialize, and our performance and future growth depend on successful development of large-scale markets for the carriage of low carbon ammonia and LCO2.

We also currently operate in the ocean-going container shipping industry; however, in connection with our intention to gradually divest from our container vessels, which we announced on November 13, 2023, we have sold to unaffiliated third parties the majority of our legacy container carrier vessel fleet. For so long as we continue to own any legacy container carrier vessels, we will be exposed to risks in the ocean-going container shipping industry and our ability to successfully divest our remaining legacy container carrier vessels will depend on continued demand in this industry.

Currently, we own 12 LNG/C vessels in addition to our three legacy container carrier vessels. In addition, we have agreed to acquire six additional latest generation LNG/C vessels and 10 gas carriers, including four LCO2/multi gas and six LPG-ammonia carriers, to be delivered to the Company between the first quarter of 2026 and the third quarter of 2027. As a result, we are most exposed to risks in the ocean-going LNG industry, the other gas carriage market and the wider energy transition gas market. Following delivery of all of the Newbuild LNG/C Vessels and the Gas Fleet, our exposure to such risks will increase. We will continue to be exposed to risks in the container shipping industry until we complete the gradual divestment of our legacy container vessels. See “—Risks Related to Our Business and Operations—We may not realize the benefits anticipated from our change in business focus to concentrate on the LNG/C market, the other gas carriage market and the wider energy transition gas market, which could adversely affect the value of our securities” below.

The LNG shipping industry is cyclical with attendant volatility in charter hire rates and profitability. Charter hire rates for LNG/C vessels depend on multiple factors, including changes in the supply and demand for LNG and changes in the supply and demand for LNG shipping capacity. In recent years, the LNG/C charter market recovered after experiencing a prolonged period of historically low rates. However, beginning in 2023 charter rates began to decrease and in 2024 charter rates were significantly lower compared to the prior year, due to an oversupplied freight market resulting from the mismatch between increased supply from vessel deliveries and decreased demand from delays in LNG projects. In 2024, charter rates were also negatively impacted by lower tonne-mile demand due to increased imports into Europe, as a result of the relative pricing of LNG in the European and Asian markets. The degree of charter hire rate volatility among different types of LNG/C vessels has varied widely, and time charter and spot market rates for LNG/C vessels have in the past declined below operating costs of vessels.

The wider energy transition gas market continues to develop and charter hire rates and profitability for this market are uncertain. Significant investment by governments and industry, including subsidies in certain cases, in addition to regulatory changes, will be required to successfully develop large-scale markets for the carriage of low carbon ammonia and LCO2. In addition, attitudes and trends with respect to environmental matters and the energy transition continue to evolve and we cannot forecast when such markets will develop or guarantee that such markets will develop. Prior to the development of large-scale markets for the carriage of low carbon ammonia and LCO2, we expect that the Gas Fleet will be utilized for the carriage of LPG and ammonia. The LPG and ammonia shipping markets are cyclical with attendant volatility in profitability, charter rates and vessel values. The degree of charter rate volatility among different types of gas carriers has varied widely. Spot market rates in the LPG and ammonia shipping industry are highly seasonal with rates typically demonstrating strength in the second and third quarters as suppliers build inventory for high consumption during the northern hemisphere winter. However, recent LPG and ammonia shipping market activity has not yielded the expected seasonal results. The time charter and spot market rates for LPG carrier vessels are volatile and have in the past declined below operating costs of vessels.

9	Table of Contents

The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates and profitability and demand for our legacy container vessels depends on a range of factors, including changes in the supply and demand for ship capacity and changes in the supply and demand for shipment of cargoes in containers. Charter rates for container vessels declined through 2023, amid demand headwinds, increased supply of vessels, easing in congestion and weaker economic sentiment. During 2024, demand in global container trade increased compared to the previous year in terms of TEU/miles and container charter rates increased by 49.4% compared to the previous year.

Both the LNG shipping and other gas carriage industries as well as the container shipping industry are affected by macroeconomic and geopolitical factors, and we expect that the wider energy transition gas market will be affected by such factors, including the effects of violent conflicts, terrorist attacks, trade restrictions, tariffs, natural or man-made disasters (including industrial disasters), epidemics or pandemics of disease and climatic or other catastrophic events. For example, in the fourth quarter of 2023, container charter rates began to increase as a result of disruption to shipping caused by militia attacks on commercial vessels in the Red Sea and continued to increase in 2024. Ongoing conflicts, including the Russia-Ukraine conflict and the conflict in the Middle East, combined with persistent inflationary pressures across most major economies may lead to a global economic slowdown, which might in turn adversely affect demand for LNG and LNG/C vessels, other gases and other gas carriers and/or containerized goods and container vessels and could negatively affect our results from operations. In addition, evolving attitudes toward environmental matters and the energy transition could delay or prevent the development of large-scale markets for the carriage of low carbon ammonia and LCO2, which could negatively affect the return on our investment in the Gas Fleet and consequently our results from operations. If the decline in LNG charter rates continues, this could result in diminished profitability or losses, and could adversely impact certain of our charterers, which could negatively affect our results from operations. For example, in a number of instances in the past, charterers have not performed under, or have requested modifications of, existing time charters. See “—Risks Related to Our Business and Operations—Certain of our vessels may be under time charters at rates that are at a substantial premium to the spot and period markets, and our charterers’ failure to perform under these time charters could result in a significant loss of expected future revenues and cash flows” and “—Risks Related to Our Business and Operations—If our charterers do not fulfill their obligations to us, or if they are unable to honor their obligations, our business, financial condition, results of operations, cash flows and ability to pay cash dividends and service or refinance our debt may be adversely affected.” In addition, a decline in freight rates could negatively affect our ability to successfully divest our container vessels.

The factors affecting the supply of LNG, LPG, ammonia and products shipped in containers and the demand for LNG/C vessels, other gas carriers and containerships are outside our control and the nature, timing, direction and degree of changes in industry conditions are difficult to predict. Some of the factors that influence demand for LNG/C vessels, other gas carriers and containerships include:

•	the price of LNG, which may be affected, among other things, by:
•	the prices and availability of crude oil, petroleum products and natural gas, including to the extent that natural gas prices are benchmarked to the price of crude oil, which could negatively affect the economies of potential new LNG production projects;
•	the cost of natural gas derived from LNG relative to the cost of natural gas generally and the cost of alternative fuels, including renewables and coal, and the impact of increases in the cost of natural gas derived from LNG on consumption of LNG; and
•	the impact of any adverse effects on the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change;
•	changes in the exploration, development, production, liquefaction or transportation of LNG, including the availability and allocation of capital by developers to new LNG projects, events that may affect the availability of sufficient financing for LNG projects and the location of regional and global exploration, production and manufacturing facilities;
10	Table of Contents

•	the location of consuming regions for LNG and increases in the production of lower cost domestic natural gas in natural gas consuming markets, which could further depress prices for natural gas in those markets;
•	factors affecting the supply of, and demand for, LPG and LPG shipping, including, among other things:
•	production levels, prices and worldwide consumption and storage of oil, refined petroleum products and natural gas, including production from United States shale fields; and
•	completion of infrastructure projects to support marine transportation of LPG, including export terminals and pipelines;
•	factors affecting the supply of, and demand for, ammonia, which is currently primarily produced for use in fertilizers, chemicals, and, increasingly, as a potential clean energy carrier (e.g., for co-firing, hydrogen-carrier and other applications), and ammonia shipping, including, among other things, changes in agricultural demand, industrial applications, and energy sector developments that directly impact on ammonia production volumes and, consequently, the need for its transportation;
•	changes in global production of products transported by containerships;
•	the level of the current supply of on-the-water LNG/C vessels, other gas carriers and containerships;
•	seaborne and other transportation patterns, including the distances over which LNG, LPG, ammonia and/or container cargoes are transported and changes in such patterns and distances;
•	the globalization of production and manufacturing;
•	developments in international trade and in the LNG shipping and other gas carriage markets and the market for exports of containerized goods, including threats and/or imposition of trade tariffs, export regulations or the imposition of sanctions, which can disrupt established supply chains, impacting transportation demand;
•	the progress of development of large-scale markets for the carriage of low carbon ammonia and LCO2;
•	global and regional economic and political conditions, including political and military conflicts;
•	any significant explosion, spill or other incident involving an LNG or LPG facility or carrier;
•	economic growth in China, India and other emerging markets;
•	laws and regulations, including but not limited to new taxes, environmental protection laws and other regulatory developments;
•	regional, national or international energy policies that constrain the production or consumption of hydrocarbons including natural gas;
•	currency exchange rates;
•	changes in weather patterns, including warmer winters in the northern hemisphere and lower gas demand in the traditional peak heating season as well as severe weather events resulting from climate change; and
•	cost of bunkers.

Some of the factors that influence the supply of LNG/C vessels, other gas carriers and/or containerships include the following:

11	Table of Contents

•	the number of newbuild orders and deliveries, which among other factors depend upon the ability of shipyards to meet contracted delivery dates and the ability of purchasers to finance such new acquisition;
•	the extent of newbuild vessel deferrals;
•	the scrapping rate of LNG/C vessels, other gas carriers and/or containerships;
•	newbuild prices and LNG/C vessels, other gas carriers and/or containership owner access to capital to finance the construction of newbuilds;
•	charter rates;
•	the price of steel and other raw materials used in the manufacture of LNG/C vessels, other gas carriers and/or containerships;
•	changes in environmental and other regulations and standards that may limit the profitability, operations or useful life of LNG/C vessels, other gas carriers and/or containerships;
•	the number of LNG/C vessels, other gas carriers and/or containerships that are slow-steaming or extra slow-steaming to conserve fuel;
•	the number of LNG/C vessels, other gas carriers and/or containerships that are off-charter and the number of vessels otherwise not in service (for example, as a result of vessel casualties);
•	port and canal congestion and closures;
•	demand for fleet renewal;
•	technological advancements or changes in vessel design, propulsion, containment systems and vessel size; and
•	threats and/or imposition of tariffs imposed on vessels constructed in certain nations, which could affect trade economics and profitability of commodities such as LNG, LPG and ammonia

 An oversupply of vessel capacity may prolong or depress current charter rates and adversely affect our ability to charter our vessels at profitable rates or at all.

Since 2014, the LNG market has been at times characterized by an oversupply of LNG tonnage, mainly caused by delays in new LNG capacity coming on stream. In addition, following a decline in ordering of newbuildings during 2016 and 2017, ordering increased in 2018 through 2024, driven by the strengthening of charter rates and increasing expectations for long-term LNG supply and demand during that period. As a result, the LNG orderbook as of December 31, 2024, represented approximately 50% of the total on-the-water fleet capacity, which is expected to be delivered between 2025 and 2030. A potential overhang of new vessels may cause LNG charter rates to be depressed.

Historically, the other gas carriage market has been cyclical with attendant volatility in profitability, charter rates and vessel values. The degree of charter rate volatility among different types of gas carriers has varied widely. Because many factors influencing the supply of, and demand for, other gas carrier vessel capacity are unpredictable, the timing, direction and degree of changes in the other gas carriage market are also not predictable. The order book as of December 31, 2024, for other gas carriers represented approximately 51% of the total on-the-water fleet capacity.

In the containership market, the container order book as of December 31, 2024 represented approximately 27% of the total on-the-water fleet capacity. Deliveries of vessels ordered will increase the size of the on-the-water container fleet over the next two to three years, which might in turn create an overhang of container vessels and cause container charter rates to be depressed. An overhang of container vessels could also negatively affect our ability to successfully divest from our legacy container vessels.

An oversupply of newbuild vessels or re-chartered or idle vessel capacity entering the market, combined with any decline in the demand for LNG/C vessels, other gas carriers or containerships, may depress charter rates and may decrease our ability to charter our vessels other than for reduced rates or unprofitable rates or to charter our vessels at all, which may materially and adversely affect our business, financial condition, results of operations, cash flows and ability to pay cash dividends and service or refinance our debt.

12	Table of Contents

A decrease in the level of export and import of goods, in particular from and to Asia, as a result of trade protectionism, economic sanctions or other factors affecting global markets, including threats or imposition of tariffs or other trade barriers, could affect demand for shipping, resulting in a material adverse impact on our charterers’ business and, in turn, a material adverse impact on our business, financial condition, results of operations, cash flows and ability to pay cash dividends and service or refinance our debt.

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

Political threats or actions by the U.S. administration, particularly those made by the current U.S. administration, to retaliate against international carbon levies on ships could negatively impact our competitive position. We have significantly invested in latest generation and more fuel-efficient vessels, anticipating favorable regulatory environments such as the European Union Emissions Trading System (“EU ETS”) and “FuelEU” maritime regulations. If these international carbon levies face successful opposition from the U.S. administration or if the EU responds by weakening or eliminating its own regulations due to geopolitical pressure, older and less efficient vessels could remain economically viable competitors to our latest generation and more fuel-efficient vessels, which could diminish the competitive advantage and financial returns anticipated from our investments in more environmentally friendly vessels.

Our containerships are deployed on routes involving containerized trade in and out of emerging markets, and our charterers’ container shipping and business revenue may be derived from the shipment of goods from Asia to various overseas export markets, including the United States and Europe. In the United States, there is significant and increased uncertainty about the future relationship between the United States and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. Recent actions by the United States have created new restrictions on trade, including the imposition of significant new tariffs on its trading partners, and increased the likelihood of changes to the relationship between the United States and other exporting countries. In January 2025, the United States also announced that it had determined that China’s targeting of the maritime, logistics and shipbuilding sectors for dominance is actionable under Section 301 of the United States Trade Act of 1974 and proposed to impose significant port fees on Chinese maritime transport operators and operators with current fleets of Chinese-built vessels (including operators with orders for such vessels), and requirements for the increased use of United States-flagged, United States-built vessels for carriage of goods in coastwise and international transport from United States ports. If such proposed policies come into effect it could result in retaliation from Chinese authorities, including but not limited to, reciprocal fees and restrictions on vessels built in Korea or Japan and/or operators of vessels built in Korea or Japan, including the Company, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and our ability to pay cash dividends and service or refinance our debt. More generally, the recent actions by the United States may trigger significant retaliatory actions by others, potentially resulting in a prolonged “trade war” that could negatively impact the LNG shipping and other gas carriage markets and the market for exports of containerized goods. More specifically, the imposition or escalation of trade tariffs, trade wars, or restrictive trade policies, particularly between major economies, could adversely affect the LNG shipping market. Such tariffs and restrictions could lead to reduced international trade volumes, shifts in global trading patterns, and economic uncertainty. Specifically, tariffs could increase costs associated with LNG imports and exports, diminish the competitiveness of LNG relative to alternative energy sources, and potentially dampen global economic growth. A resultant global slowdown or recession could negatively impact energy demand, leading to decreased LNG consumption.

This reduced demand may, in turn, adversely affect the volumes of LNG traded internationally, potentially leading to lower utilization rates of LNG carriers and exerting downward pressure on charter rates and asset values. Furthermore, such trade uncertainties or economic downturns may delay or disrupt final investment decisions (“FIDs”) for new liquefaction projects, as well as impact the completion and operation of projects that have recently taken FID or are currently under construction. For existing projects, it could lead to customers deciding not to move cargo and result in cargo shut-in. Any delays, cancellations, or reductions in planned liquefaction capacity which could have a material adverse effect on our business, financial condition, results of operations, cash flows and our ability to pay cash dividends and service or refinance our debt.

13	Table of Contents

Increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, particularly the Asia-Pacific region, (ii) the length of time required to transport goods and (iii) the risks associated with exporting goods. Such increases may reduce the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs which may adversely affect the business of our charterers. In addition, the strengthening nearshoring trend, in which companies are reworking global supply chains to expand or relocate facilities closer to end-consumers, could result in decreased demand for ocean-going container vessels. Any reduction in or hindrance to the output of Asia-based exporters could have a material adverse effect on the growth rate of Asia’s exports and on our charterers’ business, which may in turn affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us, which could have a material adverse effect on our business, financial condition, operating results and ability to pay cash dividends and to service or refinance our debt.

Furthermore, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and containing capital outflows. These policies may have the effect of reducing the supply of goods available for exports and the level of international trading and may, in turn, result in a decrease in demand for container shipping.

Our business could be harmed by trade tariffs, as well as any trade embargoes or other economic sanctions by the United States or other countries against Russia and countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries. In particular, the ongoing conflict between Russia and Ukraine, and attendant sanctions imposed by the United States, the EU and other countries may also adversely impact our business, especially given Russia’s role as a major global exporter of crude oil and natural gas and the imposition of a price cap on Russian-origin oil announced by the U.S., EU and several other countries in December 2022. While reduced flow of Russian natural gas into Europe and the associated trade distortions have increased demand for LNG, the narrowing of the spread between European and Asian LNG prices could potentially continue to adversely affect the demand for LNG shipping in the future and as a consequence could impair our ability to re-charter our LNG/C vessels after the expiration of their current charters. In addition, long term changes in trade patterns of LNG resulting from the conflict between Russia and Ukraine could adversely affect the demand for LNG shipping and impair our ability to re-charter our LNG/C vessels after the expiration of their current charters.

Any new or increased trade barriers, trade embargoes or restrictions on trade could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. Such adverse developments could in turn have a material adverse effect on our business, financial condition, results of operations, cash flows and our ability to pay cash dividends and service or refinance our debt.

Worldwide inflationary pressures could negatively impact our results of operations and cash flows.

Recently, worldwide economies have experienced persistent inflationary pressures, with price increases seen across many sectors globally, although inflationary pressures began to decrease modestly in 2023 and 2024. For example, the U.S. consumer price index, an inflation gauge that measures costs across dozens of items, rose 2.9%, 3.4% and 6.5% in December 2024, December 2023 and December 2022, respectively, compared to the prior year. It remains to be seen whether inflationary pressures will continue, and to what degree, as central banks respond to slowing levels of inflation. If inflationary pressures persist, we may experience increases in our voyage, administrative and operating expenses, which we may not be able to pass on to our charterers. Furthermore, the effects of inflation on the supply and demand of the products we transport could alter demand for our services. Interventions in the economy by central banks in response to inflationary pressures may slow down economic activity, including by altering consumer purchasing habits and reducing demand for the commodities and products we carry, and cause a reduction in trade. As a result, the volumes of LNG, other gases and/or goods we deliver and/or charter rates for our vessels may be affected. Any of these factors could adversely affect our business, financial condition, results of operations, liquidity, cash flows and ability to pay cash dividends and service or refinance our debt.

14	Table of Contents

LNG/C vessel, other gas carrier and container vessel values have historically been volatile. Vessel values may decrease and over time may fluctuate substantially, which may cause us to recognize losses if we sell our LNG/C vessels, the other gas carriers we have agreed to acquire and/or our legacy container vessels, or record impairments and affect our ability to comply with our loan covenants or refinance our debt.

The market values of LNG/C, other gas carriers and container vessels have generally experienced high volatility. LNG/C, other gas carrier and container vessel values can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic and market conditions affecting the shipping industry (including the level of worldwide LNG and other gas, including LPG and ammonia, production and exports);
•	reduced demand for vessels, including as a result of a substantial or extended decline in world trade;
•	supply of vessels and capacity;
•	types, sizes and ages of vessels;
•	prevailing charter rates, the need to upgrade vessels as a result of charterer requirements and the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment;
•	changes in applicable environmental or other regulations or standards, including regulations or standards which relate to the reduction of greenhouse emissions;
•	prevailing newbuild prices for similar vessels;
•	prevailing demolition prices for similar vessels;
•	availability of capital for investment in vessels, including ship finance and public equity;
•	supply of vessels in the market for sale, including mass disposals of vessels controlled by financing institutions, “fire sales” of vessels by some of our competitors or other fleet-owners that may be in distress, or commercial banks foreclosing on collateral from time to time; and
•	competition from other shipping companies and the availability of other modes of transportation.

If the market values of our vessels deteriorate, we may be required to record an impairment charge in our financial statements. Furthermore, if a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, we may seek to dispose of it. Our inability to dispose of one or more of our vessels (including our container vessels in connection with our change in business focus to concentrate on the LNG/C market and the wider energy transition gas market) at a reasonable price could result in a loss. A decline in the market value of our vessels could also lead to a default under our financing arrangements and limit our ability to service or refinance our debt and to obtain adequate financing to finance the delivery of the six latest generation LNG/C vessels and 10 other gas carriers we have agreed to acquire. If any of these circumstances were to happen, our business, financial condition, results of operations, cash flows and ability to pay dividends may be materially and adversely affected.

Our growth and our ability to charter our LNG/C vessels, the other gas carriers we have agreed to acquire and containerships depend on, among other things, our ability to expand relationships with existing charterers and develop relationships with new charterers, for which we will face substantial competition.

The process of obtaining new long-term time charters on containerships, LNG/C vessels and other gas carriers is highly competitive, generally involves an intensive screening process and competitive bids, and often extends for several months.

15	Table of Contents

LNG/C vessel, other gas carrier and containership charters are awarded based upon a variety of factors related to the vessel owner, including, among other things:

•	shipping industry relationships and reputation for charterer service and safety;
•	environmental, operational and safety track record;
•	vetting and audit approvals of the ship manager and vessel as part of charterers’ risk assessment processes (See also “—Risks Related to Our Business and Operations—Our vessels’ present and future employment could be adversely affected by an inability to clear charterers’ risk assessment process.”);
•	LNG, other gas carriage and container shipping experience and quality of vessel operations, including cost effectiveness;
•	quality and experience of seafaring crew;
•	the ability to finance LNG/C vessels, other gas carriers and containerships at competitive rates and the vessel owner’s financial stability generally;
•	relationships with shipyards and the ability to get suitable berths;
•	construction management experience, including the ability to obtain on-time delivery of new vessels according to charterers’ specifications;
•	willingness to accept operational risks under the charter, such as allowing termination of the charter for force majeure events; and
•	competitiveness of the bid in terms of overall price.

Competition for providing LNG/C vessels, other gas carriers and containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent vessel owners and indirect competition from state-sponsored and other major entities with their own fleets. Some of our competitors have significantly greater financial resources than we do and can operate larger fleets and may be able to offer better charter rates. Furthermore, these markets are highly fragmented. Due in part to the highly fragmented market, competitors with greater resources could enter the LNG/C shipping, other gas carriage and container shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates than we are able to offer. Although we believe that no single competitor has a dominant position in the markets in which we compete, we are aware that certain competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us. This increased competition in the LNG/C shipping, other gas carriage and containership shipping markets may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing charterers or to develop relationships with new charterers on a profitable basis, if at all, which could harm our business, financial condition, results of operations, cash flows and ability to pay cash dividends and to service or refinance our debt.

If a more active short-term or spot market develops, we may have more difficulty entering into medium- to long-term, fixed-rate time charters and our existing charterers may begin to pressure us to reduce our charter rates.

One of our principal strategies is to enter into medium- to long-term, fixed-rate time charters. As of the date of this annual report, our LNG/C vessels currently on the water are under medium to long-term time charters expiring at the earliest in 2026 (one carrier), 2028 (one carrier), 2029 (one carrier), 2031 (four carriers), 2032 (two carriers) and 2034 (three carriers). As of the date of this annual report, all of our container vessels are chartered for more than seven years. On redelivery from their present charters, our vessels may operate in the short-term or spot market unless and until we are able to secure new medium- to long-term charters. As more vessels become available for the short-term or spot market, we may have difficulty entering into additional medium- to long-term, fixed-rate time charters for our vessels due to the increased supply of vessels and possibly lower rates in the spot market. See “—Risks Related to Our Industry—An oversupply of vessel capacity may prolong or depress current charter rates and adversely affect our ability to charter our vessels at profitable rates or at all.”

In recent years, global natural gas, LPG and crude oil prices have been volatile. Any decline in oil prices can depress natural gas and LPG prices and lead to a narrowing of the difference in pricing between geographic regions, which can adversely affect the length of voyages in the spot LNG and LPG shipping market and the spot rates and medium-term charter rates for charters which commence in the near future. In addition, advances in LNG/C and other gas carrier technology may negatively impact our ability to charter our LNG/C vessels at attractive rates and may result in lower levels of utilization.

16	Table of Contents

Operating vessels in the spot market or being unable to re-charter vessels on long-term charters with similar or better rates may mean that our revenues and cash flows from these vessels will decline following the expiration of our current charters. This could have a material adverse effect on our business results or operations, cash flows and our ability to pay cash dividends and service or refinance our debt. In particular, a sustained decline in our charter rates and employment opportunities could adversely affect the market value of our vessels, on which certain ratios and financial covenants with which we are required to comply are based. A significant decline in the market value of our vessels could impact our compliance with covenants in our financing arrangements and, if the values are lower at a time when we are attempting to dispose of vessels (including our container vessels in connection with our change in business focus to concentrate on the LNG/C market and the wider energy transition gas market), could cause us to incur a loss. See “—LNG/C vessels, other gas carriers and container vessel values have historically been volatile. Vessel values may decrease and over time may fluctuate substantially, which may cause us to recognize losses if we sell our LNG/C vessels, the other gas carriers we have agreed to acquire and/or our legacy container vessels, or record impairments and affect our ability to comply with our loan covenants or refinance our debt.” above and “—Risks Related to Our Business and Operations—We may not realize the benefits anticipated from our change in business focus to concentrate on the LNG/C market, the other gas carriage market and the wider energy transition gas market, which could adversely affect the value of our securities.” below.

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

We may not realize the benefits anticipated from the LNG/C vessels and other gas carriers that we have agreed to acquire from Capital Maritime, which could adversely affect the value of our securities.

On November 13, 2023, we entered into the Umbrella Agreement with Capital Maritime and CGP LLC, which provides for the acquisition by the Company of the Newbuild LNG/C Vessels for a total acquisition price of $3,130.0 million. Each Newbuild LNG/C Vessel has or will have a capacity of 174,000 Cubic Meters (“CBM”) and was built or is under construction at Hyundai Heavy Industries Co., LTD and HD Hyundai Samho Co., Ltd, South Korea (collectively, “Hyundai”). On December 21, 2023 we closed the Umbrella Agreement and entered into 11 share purchase agreements to acquire 100% of the equity interests in each vessel-owning company of the Newbuild LNG/C Vessel (the “Vessel SPAs”). On December 21, 2023 we took delivery of the first Newbuild LNG/C Vessel pursuant to the Umbrella Agreement, the LNG/C Amore Mio I.

Upon entry into the Vessel SPAs for the LNG/C vessels Axios II, Assos, Apostolos, Aktoras, Archimidis and Agamemnon (the “Initial Vessels”), we paid to Capital Maritime a deposit of $174.4 million, or 10% of the aggregate acquisition price of the Initial Vessels. We closed the Vessel SPAs for the Axios II, Assos, Aktoras and Apostolos upon delivery of each vessel on January 2, 2024, May 31, 2024, June 5, 2024 and June 28, 2024, respectively, and we expect to complete the remaining acquisitions of each of the vessel-owning companies of the Archimidis and Agamemnon upon each vessel’s delivery from Hyundai during the first quarter of 2026. The remaining purchase price with respect to each Initial Vessel will be paid upon delivery of such vessel and closing of the applicable Vessel SPA, with a total of $486.0 million remaining due for the Initial Vessels.

Upon entry into the Vessel SPAs for LNG/C vessels Alcaios I, Antaios I, Athlos and Archon (the “Remaining Vessels”), the Company paid Capital Maritime $138.1 million to acquire 100% of the equity interests in each of the vessel-owning companies of the Remaining Vessels, which are expected to be delivered to the Company between the third quarter of 2026 and the first quarter of 2027. In addition to $202.2 million that we have paid to-date, we expect to pay an additional amount of $808.8 million to Hyundai in pre-delivery and delivery installments for the Remaining Vessels.

In addition, on June 3, 2024, we announced an investment in the Gas Fleet for $756.0 million with expected deliveries between the first quarter of 2026 and the third quarter of 2027. The Gas Fleet is composed of six Dual Fuel Medium Gas Carriers and four LCO2 Handy Multi Gas Carriers that can also carry LPG, ammonia and other related cargoes. The ship building contracts for the Gas Fleet were initially entered into by Capital Maritime. The acquisition/contract prices to be paid by the Company correspond to the actual ship building cost for all vessels in the Gas Fleet except for two HMD LCO2 vessels, which were acquired pursuant to the rights of first refusal agreed under the Umbrella Agreement. The vessels in the Gas Fleet were ordered by Capital Maritime in July 2023 and were acquired by the Company at the same cost that the last two HMD LCO2 vessels were contracted for in January 2024.

17	Table of Contents

The Company has reimbursed Capital Maritime for a total amount of $74.7 million representing advances made to the shipyards by Capital Maritime under certain of the ship building contracts and a premium of $11.5 million. Furthermore, in addition to $162.1 million that we have paid to-date, we expect to pay an additional amount of $582.3 million to Hyundai in pre-delivery and delivery installments for the Gas Fleet.

The anticipated benefits from the acquisitions of the Newbuild LNG/C Vessels and the Gas Fleet are based on projections and assumptions about the impact of the additional vessels on our business, which may not materialize as expected or which may prove to be inaccurate. Our ability to achieve the anticipated benefits will depend on our ability to secure long-term charters at acceptable day rates for each of the Newbuild LNG/C Vessels and the Gas Fleet. We may face challenges securing long-term charters for such vessels, including as a result of macroeconomic factors and changes to the global charter market (including the progress of development of large-scale markets for the carriage of low carbon ammonia and LCO2) and the relationships and reputations of our Managers in the shipping industry. If we are unable to secure long-term charters for such vessels, we may be unable to make required principal and interest payments on our financing arrangements.

If we do not successfully manage these issues, then we may not achieve the anticipated benefits from the acquisitions of the Newbuild LNG/C Vessels and the Gas Fleet and our operating results and the value of our securities could be materially and adversely affected.

We may not realize the benefits anticipated from our change in business focus to concentrate on the LNG/C market, the other gas carriage market and the wider energy transition gas market, which could adversely affect the value of our securities.

Pursuant to the Umbrella Agreement, we have agreed with Capital Maritime and CGP LLC to change our business focus to concentrate on the LNG/C market. In addition, we also expect to focus on the other gas carriage market and the wider energy transition gas market. Pursuant to the Umbrella Agreement, we also committed to explore the disposition of our container vessels and to abstain from acquiring additional container vessels. In connection with our intention to gradually divest from our container vessels, which we announced on November 13, 2023, we have sold to unaffiliated third parties the majority of our legacy container carrier vessel fleet. While we have taken significant steps to change our business focus to concentrate on the LNG/C market, the other gas carriage market and the wider energy transition gas market such as the carriage of low carbon ammonia and LCO2, we can provide no assurances that in the future we will not return to the container market or the dry bulk market, or that we will not explore additional shipping markets beyond the identified markets. We can also provide no assurances as to whether or when we will complete the disposition of our container vessels. If we do not complete the disposition of our container vessels, or if we otherwise do not concentrate our business focus on the LNG/C market, the other gas carriage market and the wider energy transition gas market, then we may not realize the benefits anticipated from the transactions contemplated by the Umbrella Agreement and the acquisition of the Gas Fleet and our operating results and the value of our common shares could be materially and adversely affected.

In addition, we are exposed to risks in the LNG shipping industry and, following our change in business focus, our exposure to such risks will increase. See “—Risks Related to Our Industry—We are exposed to various risks in the ocean-going LNG, LPG and container shipping industries, which are cyclical and volatile, and the wider energy transition gas market, which continues to develop” above.

The anticipated benefits from our change in business focus are, necessarily, based on projections and assumptions about the growth of the LNG/C and other gas carriage markets and our ability to capitalize on LNG/C and other gas carriage market opportunities, as well as the development of large-scale markets for the carriage of low carbon ammonia and LCO2 and our ability to capitalize on opportunities in those markets, which may not materialize as expected or which may prove to be inaccurate. While we expect that both natural gas and LNG will play a key role in the energy transition, it is possible that the public perception of the environmental impact of LNG may change in the future. In addition, while we expect that large-scale markets for the carriage of low carbon ammonia and LCO2 will develop, attitudes and trends with respect to environmental matters and the energy transition continue to evolve and we cannot forecast when such markets will develop or guarantee that such markets will develop. If our expectations about the growth of the LNG/C and other gas carriage markets, the role of LNG in the energy transition and the development of large-scale markets for the carriage of low carbon ammonia and LCO2 do not materialize or prove to be inaccurate, we may not realize the benefits anticipated from our change in business focus to concentrate on the LNG/C and other gas carriage markets and the wider energy transition gas market and our operating results and the value of our securities could be materially and adversely affected.

18	Table of Contents

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

We may not be able to acquire newly built or secondhand vessels on favorable terms, which could impede our growth and negatively impact our financial condition and ability to pay cash dividends. We may not be able to contract for newbuilds or locate suitable vessels or negotiate acceptable construction or purchase contracts with shipyards and owners, or obtain financing for such acquisitions on economically acceptable terms, or at all.

Failure to effectively identify, purchase, develop, employ and integrate any vessels or businesses could negatively affect our competitiveness, business, financial condition, results of operations, cash flows and our ability to pay cash dividends and service or refinance our debt.

Certain of our vessels may be under time charters at rates that are at a substantial premium to the spot and period markets, and our charterers’ failure to perform under these time charters could result in a significant loss of expected future revenues and cash flows.

Our LNG/C and container vessels that are chartered to Bonny Gas Transport Limited (“BGT”), BP Gas Marketing Limited (“BP”), Cheniere Marketing International LLP (“Cheniere”), Engie Energy Marketing Singapore Pte Ltd (“Engie”), Hapag-Lloyd Aktiengesellschaft (“Hapag-Lloyd”), Hartree Partners Power & Gas Company (UK) Limited (“Hartree”), LNG Marine Transport Limited (“Jera”), Qatar Energy Trading LLC (“Qatar Energy Trading”) and Tokyo LNG Tanker Co. Ltd. (“Tokyo Gas”) are each currently employed under medium-to-long-term time charters.

Given that the rates we charge to these charterers may at times be significantly higher than the underlying charter market, failure to perform by any of them could result in a significant loss of revenues, which may materially and adversely affect our business, financial condition, results of operation, cash flows and our ability to maintain cash dividends and service or refinance our debt. We could lose these charterers or the benefits of the charters if, among other things:

19	Table of Contents

•	the charterer is unable or unwilling to perform its obligations under the charters, including the payment of the agreed rates in a timely manner;
•	the charterer faces, or continues to face, financial difficulties forcing it to declare bankruptcy, restructure its operations or default under the charters;
•	the charterer fails to make charter payments because of its financial inability or its inability to trade our and other vessels profitably or due to the occurrence of losses due to the weaker charter markets;
•	the charterer fails to make charter payments due to distress, disagreements with us or otherwise;
•	the charterer seeks to renegotiate the terms of the charter agreements due to prevailing economic and market conditions or as a result of its continued poor performance;
•	the charterer exercises certain rights to terminate the charters;
•	the charterer terminates the charters because we fail to comply with the terms of the charters, the vessels are lost or damaged beyond repair, there are serious deficiencies in the vessels or prolonged periods of off-hire, or we default under the charters;
•	a prolonged force majeure event affecting the charterer, including war or political unrest, prevents us from performing services for that charterer; or
•	the charterer terminates the charters because we fail to comply with the safety and regulatory criteria of the charterer or the rules and regulations of various maritime organizations and bodies.

In the event we lose the benefit of the charters with BGT, BP, Cheniere, Engie, Hapag-Lloyd, Hartree, Jera, Qatar Energy Trading or Tokyo Gas prior to their respective expiration date, we would have to re-charter the vessels at the then prevailing charter rates. If the charter market is depressed at such time, or when time charters for our vessels otherwise expire, we may be forced to re-charter our vessels at reduced or even unprofitable rates, or we may not be able to re-charter them at all, and our business, financial condition, results of operation, cash flows and ability to pay cash dividends and service or refinance our debt may be materially and adversely affected.

If our charterers do not fulfill their obligations to us, or if they are unable to honor their obligations, our business, financial condition, results of operations, cash flows and ability to pay cash dividends and service or refinance our debt may be adversely affected.

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

The loss of our charterers or a decline in payments under our time charters could have a material adverse effect on our business, financial condition, results of operations, cash flows and our ability to pay cash dividends and service or refinance our debt.

We currently derive all of our revenues from a limited number of charterers and the loss of any charterer or charter could result in a significant loss of revenues and cash flows.

We have derived, and expect that we will continue to derive, all of our revenues and cash flows from a limited number of charterers. For the year ended December 31, 2024, our charterers who individually accounted for more than 10% of total revenues were BP, Cheniere, Hapag-Lloyd, Hartree and Qatar Energy Trading , who accounted for 21%, 15%, 12%, 11% and 11% of our revenues, respectively.

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

20	Table of Contents

A loss of any of our charterers could have a material adverse effect on our business, financial condition, results of operations, cash flows and our ability to pay cash dividends and service or refinance our debt.

We mostly depend on our Managers, which are privately held companies, for the commercial and technical management of our fleet. If, for any reason, any of our Managers is unable to provide us with the necessary level of services to support and expand our business or qualify for long-term charters, our business, financial condition, results of operations, cash flows and our ability to pay cash dividends and service or refinance our debt may be materially affected.

Our Managers are privately held companies and not part of the group of companies controlled by Capital Maritime. Accordingly, they do not benefit from the financial and operational support of Capital Maritime as parent company.

Under the arrangements we have with our Managers, they provide us with significant commercial and technical management services, including the commercial and technical management for all our vessels, class certifications, vessel maintenance, crewing, procurement, insurance and shipyard supervision, as well as administrative, financial and other support services. Please read “Item 4. Information on the Company—B. Business Overview—Our Management Agreements.” Accordingly, our operational success and ability to execute our growth strategy depend significantly upon our Managers’ satisfactory performance of these services.

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

If any of the above risks were to materialize, our business, financial condition, results of operations, cash flows and our ability to pay cash dividends and service or refinance our debt may be materially affected.

The fees and expenses we pay to our Managers for services provided to us are substantial, fluctuate, cannot be easily predicted and may reduce our cash available to pay dividends on our common shares.

In light of the floating fee structure of our management agreements, any increase in the costs and expenses associated with the provision of our Managers’ services, by reason, for example, of the condition and age of our vessels, costs of crews for our time chartered vessels and insurance, will be borne by us.

Expenses incurred to manage our fleet depend upon a variety of factors, many of which are beyond our or our Managers’ control. Some of these costs, primarily relating to crewing, insurance and enhanced security measures, have increased in the past and may continue to increase in the future. Rises in any of these costs, to the extent charged to us, will reduce our earnings, cash flows and the amount of cash available to pay dividends on our common shares.

Fees charged by our Managers and compensation for expenses and liabilities incurred on our behalf, as well as the costs associated with future dry-dockings or intermediate surveys on our vessels, can be significant. Accordingly, these fees and expenses may adversely affect our business, financial condition, results of operations, cash flows and our ability to pay cash dividends and service or refinance our debt.

Our vessels’ present and future employment could be adversely affected by an inability to clear charterers’ risk assessment process.

Shipping has been, and will remain, heavily regulated. Concerns for the environment have led charterers to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, in addition to factors discussed under “—Our growth and our ability to charter our LNG/C vessels, the other gas carriers we have agreed to acquire and containerships depend on, among other things, our ability to expand relationships with existing charterers and develop relationships with new charterers, for which we will face substantial competition” the following factors may be considered when awarding such contracts, including:

21	Table of Contents

•	office assessments and audits of the vessel operator;
•	the operator’s environmental, health and safety record;
•	compliance with the standards of the IMO;
•	compliance with heightened industry standards;
•	shipping industry relationships, reputation for customer service, technical and operating expertise; and
•	compliance with the charterer’s codes of conduct, policies and guidelines, including transparency, anti-bribery and ethical conduct requirements and relationships with third parties.

Should our Managers not continue to successfully clear major charterers’ risk assessment processes on an ongoing basis, our vessels’ present and future employment, as well as our relationship with our existing charterers and our ability to obtain new charterers, whether medium- or long-term, could be adversely affected. Such a situation may lead to major charterers’ terminating existing charters and refusing to use our vessels in the future, which would adversely affect our business, financial condition, results of operations, cash flows and ability to pay cash dividends and service or refinance our debt.

If our vessels suffer damage due to the inherent operational risks of the shipping industry, we may experience unexpected dry-docking costs and delays or total loss of our vessels, which may adversely affect our business and financial condition.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather (including severe weather events resulting from climate change), business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. LNG/C vessels and the Gas Fleet are inherently sophisticated vessels with complex equipment including dual fuel engines and generators, specialized tanks for maintaining the desired cargo temperature, reliquefication plants and other systems, which if damaged, underperform or fail might need extensive repairs, which may result in increased expenditures, off hire days and may affect our ability to perform under the conditions of our charter parties, which may in turn entitle our charterers to seek damages from us.

If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant dry-docking facilities may adversely affect our business and financial condition. Where the unexpected off-hire period exceeds the maximum allowed under the respective charter party, the charterer may elect to terminate the charter party. Furthermore, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss, which could negatively impact our business, financial condition, results of operations, cash flows and ability to pay cash dividends and service or refinance our debt.

22	Table of Contents

As our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters, comply with debt covenants or raise financing. In addition, if we purchase and operate secondhand vessels, we may be exposed to increased operating costs and capital expenditure associated with new regulations, which could adversely affect our results of operations.

Our fleet of 15 on the water vessels had a DWT weighted average age of approximately 2.4 years as of March 31, 2025. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”.

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

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disasters;
•	bad weather (including severe weather events resulting from climate change);
•	mechanical failures;
•	grounding, fire, explosions and collisions;
•	piracy;
•	human error; and
•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	environmental damage;
•	death or injury to persons, or loss of property;
•	delays in the delivery of cargo;
•	loss of revenues from, or termination of, charter contracts;
•	governmental fines, penalties or restrictions on conducting business;
•	higher insurance rates;
•	damage to our reputation and customer relationships generally; and
•	subsequent vessel underperformance.

Any of these results could have a material adverse effect on our business, financial condition, operating results and ability to pay cash dividends and to service or refinance our debt.

23	Table of Contents

Our insurance may be insufficient to cover losses that may occur to our property or result from our commercial operations.

The operation of ocean-going vessels in international trade is inherently risky. Not all risks can be adequately insured against, and any particular claim upon our insurance may not be paid for any number of reasons. We do not currently maintain off-hire insurance covering loss of revenue during extended vessel off-hire periods such as may occur while a vessel is under repair. Accordingly, any extended vessel off-hire due to an accident or otherwise could have a materially adverse effect on our business, financial condition, operating results and ability to pay cash dividends and to service or refinance our debt. Claims covered by insurance are subject to deductibles and since it is possible that a large number of claims may arise, the aggregate amount of these deductibles could be material.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future or the insurance that may be available to us may be significantly more expensive than our existing coverage. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic marine disaster could exceed our insurance coverage. Changes in the insurance markets attributable to terrorist attacks or a high-profile marine casualty may also make certain types of insurance more difficult for us to obtain. Any uninsured or underinsured loss could harm our business, financial condition, results of operations, cash flows, and ability to pay cash dividends and service or refinance our debt. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations.

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

The collective bargaining agreement between our Managers and the Pan-Hellenic Seamen’s Federation, effective August 1, 2024, expires on July 31, 2025. This collective bargaining agreement may not prevent labor interruptions and it is subject to renegotiation in the future. Although we believe that our relations with our employees are satisfactory, no assurance can be given that we will be able to successfully extend or renegotiate our collective bargaining agreement when it expires. If we fail to extend or renegotiate our collective bargaining agreement, if disputes with our union arise, or if our unionized workers engage in a strike or other work stoppage or interruption, we could experience a significant disruption of our operations, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay cash dividends and service or refinance our debt.

Also, our success depends in part on our ability to attract and retain qualified personnel. In crewing our vessels, we employ certain employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If we are not able to attract and retain qualified personnel, it could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay cash dividends and service or refinance our debt.

Arrests of our vessels by maritime claimants could cause a significant loss of earnings for the related off-hire period.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In certain cases, maritime claimants may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages of its manager. In many jurisdictions, a maritime lienholder may enforce its lien by “arresting” or “attaching” a vessel through foreclosure proceedings. In addition, in jurisdictions where the “sister ship” theory of liability applies, a claimant may arrest the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own. The arrest or attachment of one or more of our vessels could result in significant costs of discharging the maritime lien, loss of earnings for the related off-hire period and other expenses and negatively affect our reputation, which could negatively affect the market for our common shares and adversely affect our business, financial condition, results of operations, cash flows and ability to pay cash dividends and service or refinance our debt.

24	Table of Contents

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

The government of a vessel’s registry could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay cash dividends and service or refinance our debt.

Acts of piracy or other attacks by paramilitary groups and/or militias on ocean-going vessels have continued and could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia and the Red Sea. Although the frequency of sea piracy worldwide has decreased in recent years, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and in the Gulf of Guinea. In addition, at the end of 2023 and throughout 2024, militia attacks on commercial vessels in the Red Sea occurred in connection with the conflict in the Middle East.

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

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay cash dividends and service or refinance our debt may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks and the continuing response of countries to these attacks, as well as other current and future conflicts, contribute to world economic instability and uncertainty in global financial markets. Terrorist attacks and political instability could result in increased volatility of the financial markets in the United States and globally, and could negatively impact the U.S. and world economy, potentially leading to an economic recession. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

In the past, political instability has also resulted in attacks on vessels, such as the attack on the M/T Limburg in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Recently, militia attacks on commercial vessels in the Red Sea have occurred in connection with the conflict in the Middle East. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage and increased vessel operational costs, including insurance costs.

Furthermore, our operations may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of, or limit to trading activities, or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future. Recent actions by the United States have created new restrictions on trade and increased the likelihood of changes to the relationship between the United States and other exporting countries and any further increase in trade barriers or restrictions on trade in the United States could adversely affect our operations.

25	Table of Contents

The ongoing conflicts in the Middle East and between Russia and Ukraine may lead to further regional and international conflicts or armed action. In addition to the attacks in the Red Sea, the invasion of Ukraine has disrupted supply chains, caused instability in the global economy and added pressure to already rising inflation; these effects are likely to continue and possibly compound as the conflict remains ongoing. Economic sanctions levied on Russia, its leaders and on Russian oil and oil products may cause further global economic downturns, including additional increases in bunker costs, and the ongoing conflict could result in the imposition of further economic sanctions by the United States and the EU against Russia. While much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. In 2024, Russian LNG exports accounted for 8% of the global trade. Russian gas accounted for less than 20% of all natural gas consumed in Europe during 2024. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia, Ukraine, and the Middle East, which could adversely affect our operations.

Increases in fuel prices could adversely affect our profits.

When our vessels are trading on period charters, our charterers are responsible for the cost of fuel in the form of bunkers. However if we trade our vessels in the spot market or they are off-hire or during the vessels’ dry-docking, we are responsible for the cost of fuel consumed, which can be a significant vessel expense. Spot charter arrangements generally provide that the vessel owner, or pool operator where relevant, bear the cost of fuel. Because we do not, and do not intend to, hedge our fuel costs, an increase in the price of fuel beyond our expectations may adversely affect our profitability, cash flows and ability to pay cash dividends and service or refinance our debt. The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments (such as the ongoing military conflicts in the Middle East and between Russia and Ukraine), supply and demand for oil and gas, actions by members of the Organization of the Petroleum Exporting Countries (also known as OPEC) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Changes in the actual price of fuel at the time the charter is to be performed could result in the charter being performed at a significantly greater cost than originally anticipated and may result in losses or diminished profits.

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Determining a vessel’s efficiency includes considering its speed and fuel economy, while flexibility considerations include the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Specifically for LNG/C vessels, technological developments in containment systems and reliquefaction technology could affect the value of the vessels as well as their commercial life, as is now demonstrated in the market with older generation vessels trading at a significant discount as compared to modern vessels. A vessel’s physical life is related to the original design and construction, maintenance and the impact of the stress of its operations. If new ship designs currently promoted by shipyards as being more fuel efficient perform as promoted, or if new vessels are built in the future that are more efficient, or flexible, have increased capacity, or have longer physical lives than our current vessels, competition from these more technologically advanced vessels could adversely affect our ability to charter our vessels, the amount of charter-hire payments that we receive for our vessels once their current charters expire and the resale value of our vessels. This could adversely affect our ability to service our debt or pay cash dividends.

In addition, our LCO2 vessels are the first of their type and size to be produced and include technologies and equipment that are untested on this scale, including cargo tanks and other cargo system equipment. Moreover, other vessel designs for the LCO2 industry have offered medium and higher pressure solutions for the transportation of LCO2 compared to our LCO2 carriers, which are expected to operate using low pressure technology. There are no assurances that the low pressure technology to be included in our LCO2 vessels will work as expected and/or that it will prevail as a transportation standard in LCO2 shipping. If the technology and equipment included in our LCO2 vessels does not perform as expected or is not adopted by the LCO2 shipping industry, this could adversely affect our ability to charter our LCO2 vessels and the resale value of our vessels, which could adversely affect our ability to service our debt or pay cash dividends.

26	Table of Contents

We rely on our ability to obtain required financing and access the financial markets to fund our replacement capital expenditures.

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

We account for maintenance capital expenditures required to maintain the operating capacity of our vessels, including any amortization of dry-docking costs associated with scheduled dry-dockings, as part of our operating costs, which are reflected in our operating income. As a result of this practice, we are reliant on our ability to obtain required financing and access the financial markets to fund our replacement capital expenditures from time to time. If this practice continues and external funding is not available to us for any reason, including as a result of efforts by central banks to address inflation, our ability to acquire new vessels or replace a vessel in our fleet to maintain our asset base and our income generating capacity may be significantly impaired, which would negatively affect our business, financial condition, results of operations, cash flows and ability to pay cash dividends and service or refinance our debt.

If we finance the purchase of any additional vessels or businesses we acquire in the future through cash from operations, by increasing our indebtedness or by issuing debt or equity securities, our ability to make or increase our cash dividends may be diminished, our financial leverage could increase or our shareholders could be diluted. In addition, in connection with certain of the LNG/C vessel acquisitions that we agreed to complete pursuant to the Umbrella Agreement and our agreement to acquire the Gas Fleet, we will be required to make significant installment payments to the shipyards for such acquisitions prior to their delivery and generation of any revenue.

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

If we enter into contracts for newbuilds directly with shipyards, we generally will be required to make installment payments prior to their delivery. We typically must pay between 5% and 10% of the purchase price of a vessel upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately 18-36 months later for current orders), which could reduce cash available for dividends to shareholders. In connection with certain of the LNG/C vessel acquisitions under the Umbrella Agreement and our agreement to acquire the Gas Fleet, as of the date of this Annual Report we expect to be required to pay an additional amount of $1,391.1 million to shipyards in pre-delivery and delivery installments for the Remaining Vessels and the Gas Fleet.

27	Table of Contents

To fund the acquisition of a vessel or a business or other related capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. For example, we issued 35,087,719 common units to finance a portion of the purchase price for the Newbuild LNG/C Vessels that we agreed to acquired pursuant to the Umbrella Agreement. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash dividends to shareholders. Incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder dilution and would increase the aggregate amount of cash required to fund our quarterly dividends to shareholders, which could have a material adverse effect on our ability to increase or pay cash dividends. See also “—Risks Related to Financing Activities.”

Failure of the scrubber, ballast water treatment equipment or other newly installed equipment and novel technologies to operate effectively could have a material adverse impact on our business, financial condition, results of operations, cash flows and ability to pay cash dividends and service or refinance our debt.

As of the date of this Annual Report, all of our container vessels are equipped with scrubbers. As of the date of this Annual Report, all of our vessels are equipped with ballast water treatment system (“BWTS”). Failure of the scrubber, BWTS equipment or other newly installed equipment and novel technologies to operate effectively after installation might affect our ability to comply with regulatory requirements and/or our charter party agreements, which could have a material adverse impact on our business, financial condition, results of operations, cash flows and ability to pay cash dividends and service or refinance our debt.

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

Our ability to obtain financing or access capital markets to issue debt or equity securities may be limited by (i) our financial condition at the time of any such financing or issuance, (ii) adverse market conditions affecting the shipping industry, including weaker demand for, or increased supply of, LNG/C, other gas carrier and container vessels, whether as a result of general economic conditions or the financial condition of charterers and operators of vessels, (iii) weaknesses in the financial markets, (iv) restrictions imposed by our credit facilities, such as collateral maintenance requirements, which could limit our ability to incur additional secured financing and (v) other contingencies and uncertainties, which may be beyond our control. Continued access to external financing and the capital markets is not assured.

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

28	Table of Contents

As a result, our ability to obtain financing to fund capital expenditures, acquire new vessels or refinance our existing indebtedness is and may continue to be limited. If we are unable to obtain additional financing or issue further equity or debt securities, our ability to fund current and future obligations may be impaired. In addition, restrictions in the availability of credit supply, as well as higher interest rates resulting from efforts by central banks to address increased inflation, may result in higher interest costs, which would reduce our available cash for dividends. Any failure to obtain funds for necessary future capital expenditures, to grow our asset base or, in time, to refinance our existing indebtedness on terms that are commercially acceptable could have a material adverse impact on our business, financial condition, results of operations, cash flows and our ability to pay cash dividends and service or refinance our debt, and could cause the market price of our common shares to decline.

We have incurred significant indebtedness, which could adversely affect our ability to finance our operations, refinance our existing indebtedness, pursue desirable business opportunities, successfully run our business or pay cash dividends.

As of December 31, 2024, our total debt was $2,598.3 million. Please also refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources-Borrowings (Financing Arrangements).”

Our leverage and amounts required to service our debt and leasing obligations could have a significant impact on our operations, including the following:

•	principal amortization under our financing arrangements may restrict our ability to pay cash dividends to our shareholders, to manage ongoing business activities and to pursue new acquisitions, investments or capital expenditures;
•	our indebtedness will have the general effect of reducing our flexibility to react to changing business and economic conditions and, therefore, may pose substantial risks to our business and our shareholders;
•	in the event that we are liquidated, our creditors (senior or, if any, subordinated) and creditors (senior or, if any, subordinated) of our subsidiaries will be entitled to payment in full prior to any dividends to our shareholders; and
•	our ability to secure additional financing, or to refinance our existing financing arrangements, may be substantially restricted by the existing level of our indebtedness and the restrictions contained in them.

While our leverage is significant, if future cash flows are insufficient to fund capital expenditures and other expenses or investments, we may need to incur further indebtedness. See “—Risks Related to Our Business and Operations—We rely on our ability to obtain required financing and access the financial markets to fund our replacement capital expenditures.”

Our financing arrangements contain, and we expect that any new or amended credit facilities or other financing arrangements we may enter into in the future will contain, restrictive covenants, which may limit our business and financing activities, including our ability to pay cash dividends.

Operating and financial restrictions and covenants under our existing financing arrangements and any new financing arrangements we may enter into in the future could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, our current financing arrangements require the consent of our lenders to, or limit our ability to, among other things:

•	incur or guarantee indebtedness;
•	mortgage, charge, pledge or allow our vessels to be encumbered by any maritime or other lien or any other security interest of any kind except in the ordinary course of business;
•	change the flag, class, management or ownership of our vessels;
•	change the commercial and technical management of our vessels;
•	sell or change the beneficial ownership or control of our vessels; and
•	subordinate our obligations thereunder to any general and administrative costs relating to our vessels, including fees payable under our management agreement.

29	Table of Contents

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

Our financing arrangements prohibit the payment of dividends that are not in compliance with certain of these financial covenants or security coverage ratios or upon the occurrence of any other event of default.

Furthermore, the Bonds we issued in July 2022 and October 2021 require us to (a) maintain a pledged Debt Service Reserve Account (the “DSRA”) with a minimum balance €100,000, (b) deposit to the DSRA an amount equal to 50% of any cash disbursements to our shareholders (e.g., dividends) exceeding $20.0 million per annum, capped at 1/3 of the par value of the Bonds outstanding at the time and (c) if our market value adjusted net worth (“MVAN”) falls below $300.0 million, to deposit to the DSRA the difference between the MVAN and $300.0 million (capped at 1/3 of the par value of the Bonds outstanding).

Our ability to comply with the covenants and restrictions contained in our financing arrangements may be affected by events beyond our control, including prevailing economic, financial and industry conditions, interest rate developments, changes in the funding costs of our financing institutions and changes in vessel earnings and asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our financing arrangements, or if we trigger a cross-default currently contained in our financing arrangements, we may be forced to suspend our dividends, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment (if any) to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under certain of our financing arrangements are secured by our vessels or through the ownership of the vessels, and if we are unable to repay, or otherwise default on, our obligations under our financing arrangements, the lenders could seek to take control of these assets.

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios described above. Depressed shipping markets, lack of capital in the industry and prolonged overcapacity have an adverse effect on vessel values. If the estimated asset values of our vessels decrease, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our financing arrangements, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and our ability to pay cash dividends and service or refinance our debt.

If we are in breach of any of the terms of our financing arrangements, a significant portion of our obligations may become immediately due and payable. This could affect our ability to execute our business strategy or pay cash dividends.

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

In the event we default under our financing arrangements or we are not able to refinance our existing indebtedness with new financing arrangements on commercially acceptable terms, or if our operating results are not sufficient to service current or future indebtedness, or to make relevant interest, principal or lease repayments if necessary, we may be forced to take actions such as reducing or eliminating dividends, reducing or delaying business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing debt and leasing obligations, or seeking additional equity capital or bankruptcy protection. In addition, the terms of any refinancing or alternate financing arrangement may restrict our financial and operating flexibility and our ability to pay cash dividends.

We may not be able to reach agreement with our finance providers to amend the terms of the then existing financing arrangements or waive any breaches and we may not have, or be able to obtain, sufficient funds to make any accelerated payments which may cause our finance providers to seek to foreclose on the vessels in our fleet securing those financing arrangements, which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay cash dividends.

Events of default under our financing arrangements include:

•	failure to pay principal or interest when due;
•	breach of certain undertakings, negative covenants and financial covenants contained in the financing arrangements, any related security document or guarantee, including failure to maintain unencumbered title to any of the vessel-owning subsidiaries and failure to maintain proper insurance;
•	any breach of the financing arrangements, any related security document or guarantee (other than breaches described in the preceding two bullet points) if, in the opinion of the lenders, such default is capable of remedy and continues unremedied following prior written notice of the lenders for a period of 14 days;
•	any breach of representation, warranty or statement made by us in our financing arrangements or related security document or guarantee or the interest rate swap agreements (if any);
•	a cross-default of our other indebtedness of $5.0 million or greater;
•	our inability, in the reasonable opinion of the lenders, to pay our debts when due;
•	any form of execution, attachment, arrest, sequestration or distress which has or is reasonably likely to have a Material Adverse Effect (as such term is defined under our financing arrangements);
•	an event of insolvency or bankruptcy;
•	cessation or suspension of our business or of a material part thereof;
•	unlawfulness, non-effectiveness or repudiation of any material provision of our financing arrangements, of any of the related finance and guarantee documents;
•	failure of effectiveness of security documents or guarantee;
•	delisting of our common shares from the Nasdaq Global Select Market or on any other recognized securities exchange;
•	invalidity of a security document in any material respect or if any security document ceases to provide a perfected first priority security interest;
•	failure by key charter parties, such as BP, Cheniere, Hapag-Lloyd, Hartree and Qatar Energy Trading or other charterers we may have from time to time, to comply with the terms of their charters to the extent that we are unable to replace the charter in a manner that meets our obligations under the financing arrangements; or
•	any other event that occurs or circumstance that arises in light of which our finance providers under our financing arrangements reasonably consider that there is a significant risk that we will be unable to discharge our liabilities under our financing arrangements and related security or guarantee documents.

31	Table of Contents

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

We are reliant on our ability to obtain required financing to operate and grow our business, including debt financing. As of December 31, 2024, $2,093.4 million out of our total debt of $2,598.3 million is floating rate debt, which means we pay interest on such debt at a margin on top of an agreed benchmark rate. Worldwide economies have experienced inflationary pressures in recent years. In response to inflationary pressures, central banks had increased interest rates, which translates into increases in base interest rates that result in an increase to our interest expense on our existing floating rate debt. Efforts by central banks to address rising inflation also result in increases to the interests rates available to us on new debt financing for our operations. In 2024 central banks began lowering interest rates in response to lowering levels of inflation, however interest rates remain at elevated levels. If central banks decide to increase interest rates, stop lowering interest rates, or interest rates otherwise increase significantly or remain at elevated levels, the increase in base rates and the resulting increase in our existing floating rate interest expense, as well as increases to the interest rates available to us on new debt financing we may pursue, could materially and adversely affect our financial condition and ability to pay cash dividends. See “—We have incurred significant indebtedness, which could adversely affect our ability to finance our operations, refinance our existing indebtedness, pursue desirable business opportunities, successfully run our business or pay cash dividends.” and “—Risks Inherent in an Investment in Us—We cannot assure you that we will pay any dividends on our common shares.”

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

32	Table of Contents

These bans and related trade sanctions have started to change trade patterns across the shipping industry and existing or future restrictions may affect our current or future charters. In the near term, we have seen, and expect to continue to see, increased volatility in the region due to these geopolitical events. In addition, the volatility of market prices for fuel and energy products have increased as a result of related supply disruptions from the war in Ukraine. While uncertainty remains with respect to the ultimate impact of the conflict, we have seen, and anticipate continuing to see, significant changes in trade flows. A reduction or stoppage of grain out of the Black Sea or cargoes from Russia has, and will continue to, negatively impact the markets in those areas. In addition, increased volatility in the price of fuel or energy commodities may increase or decrease the price of fuel used by our vessels and/or demand for LNG, LPG, ammonia or other goods we transport or will transport in the future, each of which could affect our operations and liquidity. Due to their effect on the global market for LNG, LPG, ammonia or other goods we transport or will transport in the future, current or additional sanctions could have a material adverse impact on our cash flows, financial condition and ability to pay cash dividends.

We are mindful of the restrictions contained in the various economic sanctions programs and embargo laws administered by the United States, the EU and other jurisdictions that limit the ability of companies and persons from doing business or trading with targeted countries and persons and entities. Any violation of sanctions or embargoes could result in the Company incurring monetary fines, penalties or other sanctions. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contacts with countries or entities or persons within these countries that are identified by the U.S. government as state sponsors of terrorism. We are required to comply with such policies in order to maintain access to charterers and capital. We believe that we are currently in compliance with all applicable economic sanctions laws and regulations. We generally do not do business in sanctions-targeted jurisdictions unless an activity is authorized by the appropriate governmental or other sanctions authority. We have not entered into agreements or other arrangements with the governments or any governmental entities of sanctioned countries and we do not have any direct business dealings with officials or representatives of any sanctioned governments or entities. In addition, our charter agreements include provisions that restrict trades of our vessels to countries or to sub-charterers targeted by economic sanctions unless such trades involving sanctioned countries or persons are permitted under applicable economic sanctions and embargo regimes. Although we have various policies and controls designed to help ensure our compliance with these economic sanctions and embargo laws, it is nevertheless possible that third-party charterers of our vessels, or their sub-charterers, may arrange for vessels in our fleet to call on ports located in one or more sanctioned countries without our consent and in violation of their charter agreements. In order to help maintain our compliance with applicable sanctions and embargo laws and regulations, we monitor and review the movement of our vessels, as well as the cargo being transported by our vessels, on a continuing basis. In 2024, none of the vessels in our fleet made any port calls in countries or territories that are the subject of sanctions or embargoes imposed by the United States, the EU or other jurisdictions in violation of applicable sanctions or embargo laws.

Notwithstanding the above, it is possible that new, or changes to existing, sanctions-related legislation or agreements may impact our business. In addition, it is possible that the charterers of our vessels may violate applicable sanctions, laws and regulations, using our vessels or otherwise, and the applicable authorities may seek to review our activities as the vessel owner. Moreover, although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, the scope of certain laws may be unclear, may be subject to changing interpretations or may be strengthened or otherwise amended. Any violation of sanctions or engagement in sanctionable conduct could result in fines, sanctions or other penalties, and could negatively affect our reputation and result in some investors deciding, or being required, to divest their interest, or not to invest, in our common shares. As noted above, any such violation or conduct would trigger a mandatory payment event under our financing arrangements. Finally, future expansion of sanctions or the imposition of sanctions on other jurisdictions could prevent our vessels from making any calls at certain ports, which could have a negative impact on our business and results of operations.

33	Table of Contents

The maritime transportation industry is subject to substantial environmental and other regulations and international standards, which have become stricter over time and which may significantly limit our operations, result in substantial penalties or increase our expenditures.

Our operations are affected by extensive and increasingly stringent international, national and local environmental protection laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration. Many of these requirements are designed to reduce the risk of oil spills, limit air emissions and other pollution, and to reduce potential negative environmental effects associated with the maritime industry in general. Further legislation, or changes to existing legislation, conventions or standards applicable to international and national maritime trade is expected over the coming years relating to environmental matters. In particular, due to concerns over the risks associated with climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards, operational limitations and incentives or mandates for renewable energy. See “Item 4. Information on the Company—B. Business Overview-Regulation” for more information on regulation applicable to our business.

Emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or any amendments or successor agreements and the Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015 did not include any restrictions or other measures specific to shipping emissions. However, maritime shipping has been included in the Emission Trading System (“ETS”) Directive as of 2024 with a phase-in period. As part of the phased approach shipping companies are required to surrender 40% of their 2024 emissions in 2025; 70% of their 2025 emissions in 2026; and 100% of their 2026 emissions in 2027. The person or organization responsible for the compliance with the ETS Directive will be the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. To mitigate financial impacts, ETS cost clauses have been mandated, enabling shipping companies to contractually pass ETS Directive allowance costs onto commercial operators such as our charterers. Compliance with the ETS Directive will result in additional compliance and administration costs to properly incorporate the provisions of the ETS Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, such as the “FuelEU” maritime regulation, could also affect our financial position in terms of compliance and administration costs.

The ETS rules and the other regulatory requirements applicable to our operations can affect the resale value or useful lives of our vessels, increase operational costs, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, decrease profitability, lead to decreased availability of insurance coverage for environmental risks or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Significant expenditures for the installation of additional equipment or new systems on board our vessels may be required in order to comply with existing or future environmental regulations. In addition, we may incur significant additional costs in meeting new maintenance, training and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Among other things, any climate control legislation, or other regulatory initiatives that aim to reduce greenhouse gases emissions, may include increases in the pricing of greenhouse gas emissions, new reporting regulations, changes in legislation impacting existing products and services, costs of transitioning to lower-emission fuels and technologies, potential substitution or replacement of existing products and services, and stakeholder concerns and/or shifts in customer preferences which may have financial implications for our business and could lead us to retire existing vessels prior to the end of the their currently-anticipated useful lives.

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

34	Table of Contents

Furthermore, as a result of marine accidents, we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. Future incidents may result in the adoption of even stricter laws and regulations. In addition, in response to increased freight rates for containerships that occurred earlier in the COVID-19 pandemic, legislation has been proposed in the United States that could limit or eliminate antitrust exemptions for certain ocean-going containerships and the EU has eliminated the antitrust exemptions provided by the Consortia Block Exemption Regulation, which could negatively affect existing vessel-sharing alliances in which our charterers participate. If stricter laws or regulations governing the shipping industry are enacted, including those governing environmental harm, marine accidents or competition rules, it could limit our operations or our ability to do business and could have a material adverse effect on our business, financial condition, operating results and ability to pay cash dividends and to service or refinance our debt.

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

If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel, as per the International Association of Classification Societies (“IACS”) unified procedure for automatic suspension of class, will be dis-classed and will be unable to maintain insurance arrangements and trade between ports and will be unemployable, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay cash dividends and to service or refinance our debt.

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

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our charterers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay cash dividends and service or refinance our debt.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

Our vessels call in ports throughout the world, and smugglers may attempt to hide drugs and other contraband on our vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessels, and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or penalties, which could have an adverse effect on our business, financial condition, results of operations, cash flows and ability to pay cash dividends and service or refinance our debt.

35	Table of Contents

GENERAL RISK FACTORS

We rely on information systems to conduct our business, and failure to protect these systems against security breaches could have a material adverse impact on our business, financial condition, results of operations, cash flows and ability to pay cash dividends and service or refinance our debt.

The efficient operation of our business is dependent on information technology systems and networks, which are provided by our Managers. Our operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety or operation of our vessels, or lead to unauthorized release of information or alteration of information on our systems. Any such attack or other breach of our information technology systems could have a material adverse impact on our business, financial condition, results of operations, cash flows and ability to pay cash dividends and service or refinance our debt.

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

We and our charterers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with such legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business, including our relationships with our charterers, results of operations, cash flows and ability to pay cash dividends and service or refinance our debt. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens. Moreover, the compliance and monitoring mechanisms that we have in place, including our Code of Business Conduct and Ethics, which incorporates our anti-bribery and anti-corruption policy, may not adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation.

Although the United States has recently taken steps to temporarily pause enforcement of the FCPA and to assess and then adopt revised guidelines or policies governing investigations and enforcement actions under the FCPA, the FCPA currently remains in force and any violation of the FCPA during the period when enforcement is paused may be enforced in the future.

We have incurred, and may continue to incur significant costs in complying with the requirements of the U.S. Sarbanes-Oxley Act of 2002. If management is unable to continue to provide reports as to the effectiveness of our internal control over financial reporting or our independent registered public accounting firm is unable to continue to provide us with unqualified attestation reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares. We anticipate that we will continue to incur incremental general and administrative expenses as a publicly traded corporation.

As a publicly traded corporation, we are required to comply with the SEC’s reporting requirements and with corporate governance and related requirements of the U.S. Sarbanes-Oxley Act of 2002, the SEC and the Nasdaq Global Select Market (“Nasdaq”), on which our common shares are listed. Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (“SOX 404”) requires that we evaluate and determine the effectiveness of our internal control over financial reporting on an annual basis and include in our reports filed with the SEC our management’s assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent registered public accounting firm. Capital Ship Management provides substantially all of our financial reporting and we depend on the procedures they have in place. If, in such future annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified attestation report as to the effectiveness of our internal control over financial reporting as required by SOX 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares.

36	Table of Contents

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

We anticipate that our incremental general and administrative expenses as a publicly traded corporation will include costs associated with annual reports to shareholders, tax returns, investor relations, registrar and transfer agent’s fees, incremental director and officer liability insurance costs and director compensation.

RISKS INHERENT IN AN INVESTMENT IN US

A significant number of our common shares are held by the Marinakis family, including Mr. Evangelos M. Marinakis and Mr. Miltiadis E. Marinakis. The Marinakis family, and any other affiliates of Capital Maritime & Trading Corp., may favor their own interests in any vote by our shareholders.

As of the date of this Annual Report, the Marinakis family, including Mr. Evangelos M. Marinakis and Mr. Miltiadis E. Marinakis, may be deemed to beneficially own, in aggregate, 58.7% of the outstanding common shares of the Company (based on 58,717,313 common shares outstanding and excluding 1,221,061 common shares held in treasury), through Mr. Evangelos M. Marinakis’ beneficial ownership of Capital Maritime and Mr. Miltiadis E. Marinakis’ beneficial ownership of CGP LLC and Capital Gas.

The Capital Parties have entered into the Shareholders’ Agreement with us, which sets forth certain governance rights and other matters with respect to us. Pursuant to the Shareholders’ Agreement, until Capital Maritime and its affiliates cease to own at least 25% of the outstanding common shares, Capital Maritime and its affiliates will have the right to nominate three out of the eight directors to our board of directors. If the holdings of Capital Maritime and its affiliates fall below 25% but remain above 15% of the outstanding common shares, Capital Maritime and its affiliates thereafter will have the right to nominate two out of eight directors. If the holdings of Capital Maritime and its affiliates fall below 15% but remain above 5% of the outstanding common shares, Capital Maritime and its affiliates thereafter will have the right to nominate one out of eight directors. If the holdings of Capital Maritime and its affiliates fall below 5%, Capital Maritime thereafter will no longer have any rights to nominate directors.

The Marinakis family, including Mr. Evangelos M. Marinakis and Mr. Miltiadis E. Marinakis, have considerable influence on our corporate affairs and actions. For so long as the Marinakis family continues to beneficially own a majority of the outstanding common shares, then it will have enhanced rights to direct our affairs, including the ability to form a quorum at a meeting of shareholders and to approve certain acts of shareholders that require only a vote of a majority of shareholders present in person or by proxy at such meeting. The interests of other holders of our common shares may differ from the interests of the Marinakis family. Capital Maritime and its affiliates, including the Marinakis family, may favor their own interests in any vote by our shareholders.

We cannot assure you that we will pay any dividends on our common shares.

Declaration and payment of any dividend is subject to the discretion of our board of directors. Our dividend policy may be changed at any time, and from time to time, by the board of directors. The timing and amount of dividend payments to holders of our shares will depend on, among other things, shipping market developments and the charter rates we are able to negotiate when we charter our vessels, our cash earnings, financial condition and cash requirements, and could be affected by a variety of factors, including increased or unanticipated expenses, the loss of a vessel, required capital expenditures, reserves established by the board of directors, refinancing or repayment of debt, additional borrowings, compliance with the covenants in our financing arrangements, our anticipated future cost of capital, access to financing and equity and debt capital markets, including for the purposes of refinancing or repaying existing debt, asset valuations, other factors described in our filings with the SEC from time to time and the applicable provisions of Marshall Islands law.

Our ability to pay cash dividends is also limited under Marshall Islands law. The Marshall Islands Business Corporations Act (the “MIBCA”) generally prohibits the declaration and payment of dividends other than from surplus (but in case there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year) or while we are insolvent or if we would be made insolvent upon paying the dividend, or if the declaration or payment would be contrary to any restrictions contained in our Articles of Incorporation.

37	Table of Contents

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. As a result, we might not pay dividends in certain periods even if we were to record a positive net income in those periods. Conversely, we may pay dividends during periods when we record losses.

In light of the factors described elsewhere in this Annual Report, there can be no assurance that we will pay any dividends on our common shares.

Negative media coverage and public and judicial scrutiny relating to Mr. Evangelos M. Marinakis may adversely affect our reputation and operations, investor confidence and the trading price of our common shares.

Mr. Evangelos M. Marinakis is the chairman of Capital Maritime. In addition, as of the date of this Annual Report, the Marinakis family, including Mr. Evangelos M. Marinakis and Mr. Miltiadis E. Marinakis, may be deemed to beneficially own, in aggregate, 58.7% of the outstanding common shares of the Company (based on 58,717,313 common shares outstanding and excluding 1,221,061 common shares held in treasury), through Mr. Evangelos M. Marinakis’ beneficial ownership of Capital Maritime and Mr. Miltiadis E. Marinakis’ beneficial ownership of CGP LLC and Capital Gas.

Mr. Evangelos M. Marinakis holds significant other interests in Greece and abroad. Among other things, Mr. Marinakis is the principal owner among others, of Olympiacos, a Greek professional football team, and the Nottingham Forest Football Club in England. Mr. Marinakis also owns the Greek media company Alter Ego Media S.A.

Mr. Marinakis has been the subject of intense and at times negative media scrutiny in Greece and abroad and has been from time to time, and still is, the subject of judicial proceedings.

Given the relationships of Mr. Marinakis and certain members of his family with Capital Maritime and us described above, any past or future negative media coverage, public and judicial scrutiny or criminal proceedings in relation to Mr. Marinakis, regardless of the factual basis for the assertions being made or the final outcome of any investigation or proceeding, may affect the reputation and operations of Capital Maritime, as well as our reputation and operations. Such coverage, scrutiny and proceedings may also adversely impact investor confidence and the trading price of our common shares.

Capital Maritime and its affiliates may compete with us.

Pursuant to the Umbrella Agreement, Capital Maritime granted the Company certain rights of first refusal over (i) transfers of LNG/C vessels owned by Capital Maritime to third-parties, opportunities to order newbuild LNG/C vessels of which Capital Maritime becomes aware and employment opportunities for LNG/C vessels of which Capital Maritime becomes aware and (ii) transfers to third parties of two certain LCO2 carriers (which the Company has subsequently agreed to acquire as part of the Gas Fleet) and two certain ammonia carriers recently ordered by Capital Maritime and employment opportunities for such vessels. Please read “Item 4. Information on the Company—A. History and Development of the Company—Developments in 2024” for further information on the rights of first refusal granted by Capital Maritime pursuant to the Umbrella Agreement.

However, Capital Maritime and its controlled affiliates still have significant ability to compete with us, which could harm our business. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related-Party Transactions” for further information.

In the Articles of Incorporation we renounced, to the fullest extent permitted by law, any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for Capital Maritime or any of its affiliates (the “Identified Persons”) and us or our affiliates. We did not renounce our interest in any corporate opportunity (a) offered to any Identified Person if (i) such opportunity is expressly offered to such Identified Person solely in their capacity as a director or officer of ours, (ii) such Identified Person believed that we possessed, or would reasonably be expected to be able to possess, the resources necessary to exploit such opportunity and (iii) we or our subsidiaries are directly engaged in such business at the time such opportunity is offered to such Identified Person or (b) required to be offered to the us pursuant to the Umbrella Agreement.

38	Table of Contents

We currently rely, and expect to continue to rely, solely on the services of officers provided to us pursuant to our executive services agreement with CGP LLC and who face conflicts in the allocation of their time to our business.

Our board of directors has appointed officers of the Company who provide services to us pursuant to the Executive Services Agreement. These officers are not required to work full-time on our affairs and may also work for Capital Maritime and/or its affiliates. For example, our Chief Executive Officer, Chief Financial Officer and Chief Commercial Officer are also executive officers or employees of Capital Maritime, Capital Ship Management and/or their respective affiliates. Capital Maritime and our Managers each conduct substantial businesses and activities of their own in which we have no economic interest.

As a result, there could be material competition for the time and effort of our officers who also provide services to Capital Maritime, our Managers and/or their respective affiliates, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay cash dividends and service or refinance our debt.

Our Articles of Incorporation and Bylaws contain provisions that may have the effect of discouraging, delaying or preventing a change of control or the removal of our current management.

Our Articles of Incorporation and Bylaws contain provisions that may have the effect of discouraging, delaying or preventing a change of control, including a transaction that shareholders may consider favorable, or the removal of our current management. These provisions:

•	authorize our board of directors to issue “blank check” preferred shares without shareholder approval;
•	limit the persons who may call special meetings of shareholders;
•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at meetings of shareholders; and
•	prohibit us from engaging in a business combination with an interested shareholder for a period of three years following the time such shareholder became an interested shareholder, unless:
•	prior to such time, the our board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;
•	upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our shares entitled to vote in the election of directors outstanding at the time the transaction commenced; or
•	at or subsequent to such time the business combination is approved by the our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66-2⁄3% of the outstanding shares entitled to vote in the election of directors which are not owned by the interested shareholder, its affiliates or its associates.

Generally, an “interested shareholder” means any person (other than us and our subsidiaries) that is the owner of 15% or more of our shares entitled to vote in the election of directors, but excludes any such holder immediately upon the Effective Date, including the Capital Parties.

One effect of these provisions may be to affect the market price of our common shares.

39	Table of Contents

Future sales of our common shares, including pursuant to our “at the market offering” program or as a result of the exercise of registration rights by certain of our shareholders, or the issuance of preferred shares, debt securities or warrants, could cause the market price of our common shares to decline.

The market price of our common shares could decline due to sales of a large number of shares, or the issuance of debt securities or warrants, in the market, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of such equity securities.

The issuance by us of additional shares or other equity securities of equal or senior rank may have the following effects:

•	our shareholders’ proportionate ownership interest in us will decrease;
•	the earnings per share and the per share amount of cash available for dividends on our shares could decrease;
•	the relative voting power of each previously outstanding share may be diminished;
•	the market price of the shares may decline; and
•	our ability to raise capital through the sale of additional securities at a time and price that we deem appropriate, could be impaired.

On January 27, 2025, we entered into an Open Market Sales AgreementSM (the “Sales Agreement”) with Jefferies LLC (“Jefferies”) under which we may offer and sell up to $75,000,000 of our shares from time to time through or to Jefferies acting as sales agent or principal. Sales of our common shares, if any, pursuant to the Sales Agreement will be made by any method that is deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act. We cannot assure you at what price the offering of our shares in the future, if any, will be made but they may be offered and sold at a price significantly below the current trading price of our shares or the acquisition price of shares by shareholders and may be at a discount to the trading price of our shares at the time of such sale. Purchasers of the shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested. Holders of our shares have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders.

In addition, we have entered into the Registration Rights Agreement with the Capital Parties and other parties, providing them with certain registration rights, including “demand” and “piggyback” registration rights with respect to the common shares. Sales of a substantial number of common shares pursuant to the Registration Rights Agreement could adversely affect the market price for the common shares and could impair our future ability to raise capital through an offering of our common shares.

Our organization as a corporation under the laws of the Republic of the Marshall Islands may limit the ability of our shareholders to protect their interests.

Our affairs are governed by our Articles of Incorporation, our Bylaws and the MIBCA. The provisions of the MIBCA resemble provisions of the business corporation laws of a number of states in the United States, most notably Delaware. The MIBCA also provides that, as it relates to nonresident corporation, such as us, it shall be applied and construed to make the laws of the Marshall Islands, with respect to the subject matter of the MIBCA, uniform with the laws of the State of Delaware and other states of the United States with substantially similar provisions, and that insofar as it does not conflict with the MIBCA, the non-statutory law (or case law) of the State of Delaware and such other states with substantially similar legislative provisions is adopted as the law of the Marshall Islands. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the MIBCA. For example, the rights and fiduciary responsibilities of directors and officers under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors and officers under statutes or judicial precedent in existence in certain U.S. jurisdictions. Although the MIBCA does specifically incorporate the non-conflicting non-statutory law, or judicial case law, of the State of Delaware and other states of United States with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation organized in a U.S. jurisdiction.

40	Table of Contents

As a Marshall Islands corporation with principal executive offices in Greece and having subsidiaries in the Marshall Islands and other offshore jurisdictions such as Liberia, our operations may be subject to economic substance requirements, which could harm our business.

We are a Marshall Islands corporation with principal executive offices in Greece. Our subsidiaries are organized in the Marshall Islands, Liberia and Cyprus. The Marshall Islands has enacted economic substance regulations with which we may be obligated to comply. Regulations adopted in the Marshall Islands require certain entities that carry out particular activities to comply with an economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generated activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands.

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

We are organized under the laws of the Republic of the Marshall Islands, as are most of our subsidiaries. Most of our directors and the officers of CGP LLC who provide services to us pursuant to the Executive Services Agreement, as well as most of the directors and officers of our subsidiaries, are residents of countries other than the United States. Substantially all of our assets and those of our subsidiaries are located outside the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us or to enforce judgment upon us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or organized or where our assets or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would impose, in original actions, liabilities against us or our subsidiaries based upon these laws.

As a “foreign private issuer”, we are exempt from certain otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

We are a Marshall Islands corporation. As a foreign private issuer, we are not required to comply with all of the rules that apply to listed U.S. corporation. In particular, our status as a foreign private issuer exempts us from compliance with certain SEC rules and regulations and certain of the Nasdaq’s regulations, including the proxy rules, the beneficial ownership reporting and short-swing profits recapture rules of Section 16 of the Exchange Act, certain rules relating to disclosure regarding executive compensation, and certain governance requirements such as independent director oversight over the nomination of directors and executive compensation. In addition, we are not required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC. Although we have generally chosen to comply with most of the Nasdaq’s corporate governance rules as though we were a U.S. corporation, including those relating to the independence of the members of our board of directors and its committees, we could decide in the future not to comply with them. These exemptions and leniencies reduce the frequency and scope of information and protections to which you are otherwise entitled as an investor and perceptions about the actual or possible reduction in the frequency and scope of information and protections to which our investors are entitled could materially and adversely affect the market price of our common share.

41	Table of Contents

We may not realize the anticipated benefits of the Conversion or those benefits may take longer to realize than expected or not offset the costs of the Conversion, which could have a material and adverse impact on the trading price of our common shares.

We believe that the Conversion will, among other things, position us as a more attractive investment opportunity in the equity capital markets and improve our trading liquidity. However, the level of investor interest in our common shares may not meet our expectations. Consequently, we may not realize the anticipated benefits of the Conversion or those benefits may take longer to realize than we expect. Moreover, there can be no assurance that the anticipated benefits of the Conversion will offset its costs, which could be greater than we expect. Our failure to achieve the anticipated benefits of the Conversion at all or in a timely manner, or a failure of any benefits realized to offset its costs, could have a material and adverse impact on the trading price of our common shares.

TAX RISKS

In addition to the following risk factors, you should read “Item 10. Additional Information—E. Taxation” below for a more detailed discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our shares.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

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

Under the Internal Revenue Code of 1986, as amended (the “Code”), 50% of the gross shipping income of a vessel-owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income generally is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from such tax under Section 883 of the Code. We believe that we and our controlled subsidiaries that are treated as corporations for U.S. federal income tax purposes (and which themselves comply with certain substantiation, reporting and other requirements) will qualify for this statutory tax exemption, and we will take this position for U.S. federal income tax return reporting purposes. See “Item 10. Additional Information—E. Taxation-Material U.S. Federal Income Tax Considerations—The Section 883 Exemption”. However, there are factual circumstances, including some that may be beyond our control, which could cause us to lose the benefit of this tax exemption. Therefore, we can give no assurances that the IRS will not take a different position regarding our qualification, or the qualification of any of our relevant subsidiaries, for this tax exemption.

42	Table of Contents

If we or our relevant subsidiaries are not entitled to this exemption under Section 883 of the Code for any taxable year, we or our relevant subsidiaries generally would be subject for those years to a 4% U.S. federal gross income tax on our U.S. source shipping income (specifically, 50% of our gross shipping income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States). The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

Our diverse lines of business may have an impact on our tax treatment in the countries in which we operate, which could result in a significant negative impact on our earnings and cash flows from operations.

We are an international company that conducts business throughout the world. Tax laws and regulations are highly complex and subject to interpretation. Consequently, a change in tax laws, treaties or regulations, in the interpretation thereof or in the applicability thereof in and between countries in which we operate, could result in a materially high tax expense or higher effective tax rate on our worldwide earnings, and such change could be significant to our financial results.

New tax laws and regulations are currently being adopted by many jurisdictions pursuant to the Base Erosion and Profit Shifting Project (“BEPS”) to set up an international framework to combat tax avoidance. In January 2019, the Organization for Economic Co-operation and Development (the “OECD”) announced the Pillar One and Pillar Two frameworks. Pillar One reallocates certain residual profits of multinational enterprises to market jurisdictions where goods or services are used or consumed. Pillar Two, also referred to as the Global Anti-Base Erosion Rules (the “GloBE Rules”), operates to impose a minimum tax rate of 15% calculated on a jurisdictional basis. More than 130 countries have signed on to the GloBE Rules released in December 2021 that, among other provisions, give the countries the right to “tax back” profit that is currently taxed below the minimum 15% rate.

If any tax authority successfully challenges our operational structure or the taxable presence of our key subsidiaries in certain countries, or if the terms of certain income tax laws or treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings from our operations could increase substantially and our earnings and cash flows from these operations could be materially adversely affected.

We and our subsidiaries may be subject to taxation in the jurisdictions in which we and our subsidiaries conduct business. Such taxation would result in decreased earnings. Our shareholders are encouraged to consult their own tax advisors concerning the overall tax consequences of the ownership of our shares arising in a shareholder’s particular situation under United States federal, state, local and foreign law.

Item	4. Information on the Company.
A.	History and Development of the Company

We were originally formed on January 16, 2007 as a limited partnership named “Capital Product Partners L.P.” under the laws of the Marshall Islands. We completed our initial public offering in April 2007. On the Effective Date, we converted into a corporation named “Capital Clean Energy Carriers Corp.” organized under the laws of the Marshall Islands. We maintain our principal executive headquarters at 3 Iassonos Street, Piraeus, 18537 Greece and our telephone number is +30 210 4584 950. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc. Our website address is www.capitalcleanenergycarriers.com. The SEC maintains an internet website at www.sec.gov that contains reports and other information regarding issuers, including us, that file electronically with the SEC. The information contained on, or that can be accessed through these websites is not part of, and is not incorporated into, this Annual Report.

43	Table of Contents

Developments in 2024 and up to the filing of this Annual Report

Conversion and Name Change

On the Effective Date, the Partnership completed its conversion from a Marshall Islands limited partnership to a Marshall Islands corporation in accordance with a Plan of Conversion pursuant to which, among other things:

•	the Partnership converted from a Marshall Islands limited partnership previously named “Capital Product Partners L.P.” to a Marshall Islands corporation named “Capital Clean Energy Carriers Corp.”;
•	each of the common units of the Partnership outstanding as of immediately prior to the Effective Date was converted into one common share, par value $0.01 per share, of the Company; and
•	the 348,570 General Partner units of the Partnership and all of the incentive distribution rights of the Partnership, in each case, outstanding as of immediately prior to the Effective Date, were converted into an aggregate of 3,500,000 common shares.

Following the Conversion, Capital Maritime, together with its affiliates CGP LLC and Capital Gas beneficially owned approximately 59.0% of the outstanding common shares (based on 58,387,313 common shares then outstanding and excluding 1,551,061 common shares held in treasury).

The Conversion and the Name Change were approved by the conflicts committee and our board of directors and we obtained unitholder approval for the Conversion and related actions by written consent of Capital Maritime and its affiliates, which hold a majority of our outstanding common units, pursuant to Section 13.11 of our former Second Amended and Restated Agreement of Limited Partnership.

Following the Conversion on the Effective Date, common units ceased to trade on the Nasdaq and common shares commenced trading on the Nasdaq under the name “Capital Clean Energy Carriers Corp.” with the ticker symbol “CCEC”.

Vessel Acquisitions and Advances for Vessels Under Construction

Pursuant to the Umbrella Agreement, during the year ended December 31, 2024, we have acquired from Capital Maritime the shares of the vessel-owning companies of the following Newbuild LNG/C Vessels.

•	On June 28, 2024, we took delivery of the LNG/C Apostolos. The vessel commenced a charter for 10.5 years with Jera, who maintain an option to extend by an additional three years. In addition to a deposit of $30.2 million, which was paid upon the closing of the Umbrella Agreement and netted against the amount due from Capital Maritime pursuant to the Standby Purchase Agreement (as defined below), the vessel acquisition was financed with $77.5 million cash at hand, a new senior secured bridge loan facility for an amount of $192.0 million and a drawdown of $2.3 million under the unsecured seller’s credit in an amount up to $220.0 million issued by Capital Maritime to the Company on November 13, 2023 in connection with the Umbrella Agreement to finance a portion of the purchase price for the Newbuild LNG/C Vessels (the “Seller’s Credit”). The bridge facility was repaid upon the drawdown of a $240.0 million Japanese operating lease with a call option (a “Jolco”) on July 16, 2024, with escalating amortization, an eight-year term and a balloon payment of $166.8 million due in July 2032.
•	On June 5, 2024, we took delivery of the LNG/C Aktoras. The vessel commenced a seven-year bareboat charter with BGT, who maintain an option to extend by an additional three years. In addition to a deposit of $31.1 million, which was paid upon the closing of the Umbrella Agreement and netted against the amount due from Capital Maritime pursuant to the Standby Purchase Agreement, the vessel acquisition was financed with a drawdown of $39.9 million under the Seller’s Credit and a new senior secured loan facility for an amount of $240.0 million, repayable in 28 equal quarterly installments of $3.3 million and a balloon payment of $149.0 million together with the final quarterly installment in June 2031.
•	On May 31, 2024, the Company took delivery of the LNG/C Assos. The vessel commenced a ten-year time charter with Tokyo Gas. In addition to a deposit of $27.7 million, which was paid upon the closing of the Umbrella Agreement and netted against the amount due from Capital Maritime pursuant to the Standby Purchase Agreement, the vessel acquisition was financed with $9.3 million cash at hand and $240.0 million of a Jolco, with escalating amortization, an eight-year term and a balloon payment of $164.4 million due in May 2032.
44	Table of Contents

•	On January 2, 2024, the Company took delivery of the LNG/C Axios II. After initially trading under short-term time charters, the vessel has since commenced a seven-year bareboat charter with BGT. BGT maintains an option to extend the charter by an additional three years. In addition to a deposit of $31.4 million, which was paid upon the closing of the Umbrella Agreement and netted against the amount due from Capital Maritime pursuant to the Standby Purchase Agreement, the vessel acquisition was financed by a new senior secured loan facility in the amount of $190.0 million with a duration of seven years from the acquisition of the vessel and a draw down of $92.6 million under the Seller’s Credit.

We expect to close the remaining acquisitions of each of the vessel-owning companies of the Initial Vessels upon each vessel’s delivery from Hyundai. The remaining purchase price with respect to each Initial Vessel will be paid upon delivery of such vessel and closing of the applicable Vessel SPA, with a total of $486.0 million remaining due for the Initial Vessels, which are expected to be delivered during the first quarter of 2026. In addition to $202.2 million that we have paid to-date, we expect to pay an additional amount of $808.8 million to Hyundai in pre-delivery and delivery installments for the Remaining Vessels. The remaining Newbuild LNG/C Vessels are expected to be delivered to the Company by 2027.

On June 3, 2024, we announced an investment in the Gas Fleet for a total amount of $756.0 million, with expected deliveries between the first quarter of 2026 and the third quarter of 2027. On June 17, 2024, and upon entry into 10 separate share purchase agreements with Capital Maritime, we paid to Capital Maritime $74.7 million to acquire 100% of the equity interests in each of the vessel-owning companies of each of the vessels in the Gas Fleet, representing advances made to the shipyards by Capital Maritime under certain of the shipbuilding contracts plus a premium of $11.5 million.

A summary of the vessels comprising the Gas Fleet is as follows:

Vessel Type	Hull No.	CBM	Estimated Delivery	Amount paid to Capital Maritime (in U.S.$000s)
Medium Gas Carrier	8424	45,000	Jun-26	-
Medium Gas Carrier	8425	45,000	Sep-26	-
Medium Gas Carrier	8426	45,000	Feb-27	-
Medium Gas Carrier	8427	45,000	May-27	-
Medium Gas Carrier	S1111	40,000	Mar-27	9,798
Medium Gas Carrier	S1112	40,000	Jul-27	9,798
LCO2 – Handy Multi Gas Carrier*	8398	22,000	Jan-26	19,885
LCO2 – Handy Multi Gas Carrier*	8399	22,000	Apr-26	19,885
LCO2 – Handy Multi Gas Carrier	8404	22,000	Sep-26	7,644
LCO2 – Handy Multi Gas Carrier	8405	22,000	Nov-26	7,644
Total				$74,654

*Vessel acquired pursuant to the rights of first refusal granted by Capital Maritime to the Company under the Umbrella Agreement.

In addition to $162.1 million that we have paid to-date, we expect to pay an additional amount of $582.3 million to the shipyards in pre-delivery and delivery installments for the Gas Fleet.

Financing Arrangements

On January 27, 2025, we entered into the Sales Agreement, under which we may sell, from time to time through Jefferies LLC, as our sales agent, new common shares having an aggregate offering amount of up to $75.0 million. We intend to use the net proceeds from the sales of new common shares, after deducting the sales agent’s commissions and our offering expenses, for general corporate purposes, which may include, among other things, the acquisition of new vessels, the repayment or refinancing of all or a portion of our outstanding indebtedness and funding of working capital requirements or capital expenditures.

On August 23, 2024, we entered into two separate sale and lease back agreements for the vessels LNG/C Asklipios and the LNG/C Attalos in an amount of $162.5 million each to refinance the outstanding balance of $250.4 million under the sale and lease back arrangements that the vessel-owning companies had entered into with CMB Financial Leasing Co., Ltd (“CMBFL”) in 2021. The new lease agreements of the LNG/C Attalos and the LNG/C Asklipios have remaining durations, starting from August 29, 2024, when the refinancing took place, of 7 years.

45	Table of Contents

On June 25, 2024, we entered into a new credit facility with National Bank of Greece S.A. (“NBG”), of up to $155.0 million, in order to fully repay the debt facility with ING Bank N.V., London Branch (“ING”) that we assumed in December 2021 amounting to $99.4 million, to partially finance the acquisition of the vessel-owning company of the LNG/C Aristidis I and for general corporate purposes. We drew down the full amount of the new facility on June 26, 2024. The facility has a duration of seven years.

On June 25, 2024, we entered into a Japanese operating lease agreement with a call option of up to $240.0 million, with the purpose of replacing the bridge debt facility with BNP Paribas (“BNP”) that we entered into on June 20, 2024 (the “2024 – LNG/C Apostolos Jolco”) amounting to $192.0 million, to partially finance the acquisition of the vessel-owning company of the LNG/C Apostolos. We drew down the full amount of the 2024 – LNG/C Apostolos Jolco on July 16, 2024. The sale and lease back agreement has a duration of eight years.

On May 31, 2024, we entered into a new credit facility with Piraeus Bank S.A. (“Piraeus”), of up to $240.0 million (the “2024 – LNG/C Aktoras credit facility”), in order to partially finance the acquisition of the vessel-owning company of the LNG/C Aktoras. We drew down the full amount of the facility in June 2024. The facility has a duration of seven years.

On May 31, 2024, the vessel-owning company of the LNG/C Assos, upon the completion of the acquisition of the vessel from Capital Maritime, drew down in full the $240.0 million sale and lease back agreement (the “2023 Jolco LNG/C Assos”) of up to $240.0 million that it had entered into on December 22, 2023 for the purpose of partially financing the acquisition of the shares of the vessel-owning company of the LNG/C Assos, with the Company acting as a parent guarantor.

On May 14, 2024, we agreed with Bank of Communications Financial Leasing Co., Ltd (“Bocomm”) to amend certain of the terms included in two separate sale and lease back agreements that the companies owning the vessels LNG/C Aristos I and the LNG/C Aristarchos had entered into with Bocomm in 2021. Specifically, effective from May 14, 2024, we agreed to reduce the interest we pay on the outstanding amount and extended the maturity for both facilities by two years.

On January 2, 2024, we assumed a syndicated credit facility led by ING, in an amount of $190.0 million, with a duration of seven years, for the purpose of partially financing the acquisition of the shares of the company owning the LNG/C Axios II.

On January 2, 2024, upon the delivery of the LNG/C Axios II, we utilized $92.6 million under the Seller’s Credit. On February 28, March 11 and April 24, 2024, after the deliveries of the M/V Long Beach Express, the M/V Akadimos and the M/V Athenian, to their new owners, we repaid the amounts outstanding under the Seller’s Credit of $12.8 million, $40.0 million and $39.8 million, respectively, leaving the remaining unutilized amount at $127.4 million. Following the sales of the M/V Athenian, the M/V Athos (April 22, 2024), the M/V Seattle Express (April 26, 2024), the M/V Aristomenis (May 3, 2024) and the M/V Fos Express (May 3, 2024), the unutilized amount under the Seller’s Credit was automatically reduced by $85.2 million to $42.2 million. On June 5 and June 28, 2024, upon the deliveries of the LNG/C Aktoras and the LNG/C Apostolos, we utilized the remaining unutilized amount of $42.2 million, which we subsequently repaid in full on November 26, 2024, following the delivery of the M/V Hyundai Premium to its new owner. As of the date of this Annual Report there were no amounts outstanding or remaining unutilized under the Seller’s Credit.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources-Borrowings (Financing Arrangements)” below for information regarding our financing arrangements.

Vessel Disposals

On September 12, 2024, we entered into five agreements for the sale of five container sister vessels: the M/V Hyundai Premium, the M/V Hyundai Paramount, the M/V Hyundai Prestige, the M/V Hyundai Privilege and the M/V Hyundai Platinum, (each 63,010 DWT/ 5,023 TEU container vessel, built 2013 by Hyundai Heavy Industries Co., Ltd., S. Korea) to an unaffiliated party. The vessels were delivered to the buyer on November 22, 2024, December 20, 2024, December 5, 2024, January 10, 2025 and March 10, 2025, respectively.

On March 1, 2024, we agreed to sell the M/V Athenian, the M/V Athos and the M/V Aristomenis (118,834, 118,888 and 118,712 DWT, respectively, 9,954 TEU container vessels, built in 2011 by Samsung Heavy Industries Co., Ltd.) to an unaffiliated party. The M/V Athenian and the M/V Athos were delivered to the buyer on April 22, 2024 and the M/V Aristomenis was delivered to the buyer on May 3, 2024.

46	Table of Contents

On February 26, 2024, the M/V Long Beach Express (68,618 DWT / 5,100 TEU, container vessels built in 2008 by Hanjin Heavy Industries & Construction Co., Ltd., South Korea), which we had agreed to sell to an unaffiliated party on December 15, 2023, was delivered to its new owner.

On February 14, 2024 we agreed to sell the two remaining Panamax container vessels in our fleet, the M/V Fos Express and the M/V Seattle Express (68,579 and 68,411 DWT, respectively, 5,100 TEU, container vessels, built in 2008 by Hanjin Heavy Industries & Construction Co., Ltd., South Korea) to an unaffiliated party. The M/V Seattle Express was delivered to the buyer on April 26, 2024 and the M/V Fos Express was delivered to the buyer on May 3, 2024.

On January 31, 2024, we agreed to sell the M/V Akadimos (115,534 DWT / 9,288 TEU, Eco-Flex, Wide Beam container vessel, built in 2015 by Daewoo-Mangalia Heavy Industries S.Á., Romania) to an unaffiliated party. The M/V Akadimos was delivered to its new owner on March 8, 2024.

Unit Repurchase Program

During the year ended December 31, 2024, we did not repurchased any units, under the Unit Repurchase Program (as defined below). The Unit Repurchase Program expired in January 2025.

Developments in 2023

LNG/C Vessel Acquisitions and Related Commitments

On November 13, 2023, we entered into the Umbrella Agreement with Capital Maritime and CGP LLC. Pursuant to the Umbrella Agreement, we agreed, among other things, to purchase the Newbuild LNG/C Vessels from Capital Maritime for an aggregate acquisition price of $3,130.0 million (of which $2,023.8 million is payable to Capital Maritime). Each Newbuild LNG/C Vessel has or will have a capacity of 174,000 CBM and was built or is under construction at Hyundai. On December 21, 2023 we closed the Umbrella Agreement and entered into 11 Vessel SPAs to acquire 100% of the equity interests in each vessel-owning company of the Newbuild LNG/C Vessels.

A summary of the vessels comprising the Newbuild LNG/C Vessels is as follows:

Hull Number/Vessel name	CBM	Delivery/Expected delivery date to the Company
Hull 3315 – LNG/C Amore Mio I	174,000	December 21, 2023
Initial Vessels
Hull 3316 – LNG/C Axios II	174,000	January 2, 2024
Hull 3341 – LNG/C Assos	174,000	May 31, 2024
Hull 3342 – LNG/C Apostolos	174,000	June 28, 2024
Hull 8140 – LNG/C Aktoras	174,000	June 5, 2024
Hull 8198 – LNG/C Archimidis	174,000	Expected January 2026
Hull 8199 – LNG/C Agamemnon	174,000	Expected March 2026
Remaining Vessels
Hull 8202 – LNG/C Alcaios I	174,000	Expected September 2026
Hull 8203 – LNG/C Antaios I	174,000	Expected November 2026
Hull 8206 – LNG/C Athlos	174,000	Expected February 2027
Hull 8207 – LNG/C Archon	174,000	Expected March 2027

Upon entry into the Vessel SPAs for the Initial Vessels, we paid to Capital Maritime a deposit of $174.4 million, or 10% of the aggregate acquisition price of such Initial Vessels.

Upon entry into the Vessel SPAs for the Remaining Vessels, the Company paid Capital Maritime $138.1 million to acquire 100% of the equity interests in each of the vessel-owning companies of such Remaining Vessels.

To finance a portion of the purchase price for the Newbuild LNG/C Vessels, the Company distributed rights to purchase common units (the “Rights”) to holders of common units on November 24, 2023 (the “Record Date”). The subscription price per common unit was $14.25 (the “Rights Offering Price”) (such offering, the “Rights Offering”). Pursuant to the Umbrella Agreement, Capital Maritime and the Company also entered into a Standby Purchase Agreement (the “Standby Purchase Agreement”), pursuant to which Capital Maritime purchased from the Company, at the Rights Offering Price, the number of common units offered pursuant to the Rights Offering that were not issued pursuant to existing unitholders’ exercise of their Rights, or 34,641,731 common units. The Umbrella Agreement and the Standby Purchase Agreement permitted the Company and Capital Maritime to net payments due to each other under the transactions contemplated by the Umbrella Agreement, including the Vessel SPAs and the Standby Purchase Agreement.

47	Table of Contents

The following table describes the various amounts that were paid or deemed paid by each of the Company and Capital Maritime on December 21, 2023:

Description	Method of Settlement	Value (in U.S.$000’s)
From the Company to Capital Maritime
10% deposit on the Initial Vessels	Netted against the amount due from Capital Maritime pursuant to the Standby Purchase Agreement	$174,400
Payment for the Remaining Vessels		138,100
Part of purchase price of LNG/C Amore Mio I		141,683
Total		$454,183
From Capital Maritime to the Company
Total amount due pursuant to the Standby Purchase Agreement	Netted against the total amount due from the Company	$454,183
	Cash settlement	39,462
Total		$493,645

Capital Maritime also issued to the Company the Seller’s Credit. See Note 5 (Transaction with Related Parties) to our Financial Statements included herein.

Upon acquisition of the LNG/C Amore Mio I, we assumed indebtedness of $196.3 million in the form of a sale and leaseback transaction (the “2023 CMBFL - LNG/C AMI”) with CMBFL. The 2023 CMBFL - LNG/C AMI has a tenor of 10 years and offers the option to repurchase the vessel at a predetermined price after the first anniversary of the arrangement, together with a purchase obligation of $98.2 million at the expiration of the lease in October 2033.

The parties to the Umbrella Agreement also agreed to take certain post-closing actions, including (i) changing the name of the Partnership, (ii) committing to negotiate to agree procedures for the conversion of the Partnership from a Marshall Islands limited partnership to a corporation with customary corporate governance and (iii) committing to explore the disposition of the Company’s container vessels and to abstain from acquiring additional container vessels. In addition, Capital Maritime granted the Company, beginning on December 21, 2023, rights of first refusal over (i) transfers of LNG/C vessels owned by Capital Maritime to third-parties, opportunities to order newbuild LNG/C vessels of which Capital Maritime becomes aware and employment opportunities for LNG/C vessels of which Capital Maritime becomes aware, in each case, for a period ending on December 21, 2033, (ii) transfers to third parties of two certain LCO2 carriers (which the Company has subsequently agreed to acquire as part of the Gas Fleet) and two certain ammonia carriers recently ordered by Capital Maritime (the “New Energy Vessels”) for a period ending on the date on which Capital Maritime and its affiliates no longer beneficially own at least 25% of the issued and outstanding common shares and (iii) if the Company acquires a New Energy Vessel from Capital Maritime, employment opportunities for such New Energy Vessel of which Capital Maritime becomes aware, for a period ending on the date on which Capital Maritime and its affiliates no longer beneficially own at least 25% of the issued and outstanding common shares.

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

48	Table of Contents

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

Financing Arrangements

On December 22, 2023, the vessel-owning company of the LNG/C Assos entered the 2023 Jolco LNG/C Assos for the purpose of partially financing the acquisition of the shares of the vessel-owning company of the LNG/C Assos, with the Company acting as a parent guarantor. The amount was drawn in full upon the completion of the acquisition of the vessel from Capital Maritime on May 31, 2024.

On December 21, 2023, we assumed the 2023 CMBFL - LNG/C AMI, consisting of a $196.3 million a sale and leaseback transaction with a tenor of 10 years, which offers the option to repurchase the vessel (the LNG/C Amore Mio I) at a predetermined price after the first anniversary of the arrangement, together with a purchase obligation of $98.2 million at the expiration of the lease in October 2033.

On December 21, 2023, Capital Maritime issued to the Company the unsecured Seller’s Credit in an amount up to $220.0 million to finance a portion of the purchase price for the Newbuild LNG/C Vessels. The Seller’s Credit bears interest at a rate of 7.5% per annum and matures on June 30, 2027. The Seller’s Credit contains customary cross-default provisions. In addition, the Seller’s Credit contains a covenant requiring the Company to prepay any amount drawn under the Seller’s Credit on a quarterly basis beginning on March 31, 2027 by an amount equal to the excess over $75.0 million of the Company’s cash and cash equivalents that are freely available to the Company and able to be used by the Company for its general corporate purposes, less any actual or contemplated dividends or other distributions as at each applicable quarter end date. The Seller’s Credit also contains a covenant requiring the Company to prepay any amount drawn under the Seller’s Credit upon receipt of any new debt proceeds by the Company and/or its subsidiaries, excluding indebtedness which is secured by first priority security on a ship, in an amount equal to the net cash proceeds received by the Company and/or its subsidiaries after deducting fees, costs and expenses and after deducting the amount of such proceeds that have been used to refinance any existing indebtedness of the Company and its subsidiaries. As of the date of this Annual Report there were no amounts outstanding or remaining unutilized under the Seller’s Credit.

On June 13, 2023, we entered into the 2023 credit facility, consisting of up to $100.0 million of available funds, for the purpose of partially financing the acquisition of the shares of the company owning the M/V Buenaventura Express. The full amount of the facility was drawn on June 15, 2023, and has a duration of eight years.

On March 14, 2023, the Company fully repaid the debt facility that we entered into with CMBFL in January 2021 amounting to $23.4 million with original maturity in February 2026 (“2021 CMBFL – Panamax”) with the purpose of partially financing the acquisition of three 5,089 TEU sister container vessels, namely the M/V Long Beach Express, the M/V Seattle Express and the M/V Fos Express.

On February 7, 2023, we entered into the 2023 CMBFL - LNG/C, consisting of up to $184.0 million of available funds, for the purpose of partially financing the acquisition of the shares of the company owning the LNG/C Asterix I. The full amount of the sale and lease back agreement was drawn on February 17, 2023, and has duration of 10 years.

49	Table of Contents

Vessel Disposals

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

Unit Repurchase Program

On January 26, 2023, our board approved a new unit repurchase program (the “Unit Repurchase Program”), providing the Partnership with authorization to repurchase up to $30.0 million of the Partnership’s common units, effective for a period of two years through January 2025. During 2023, we completed the repurchase, under the Unit Repurchase Program, of 304,283 units, for an average price per unit of $13.48 plus repurchase expenses. These units were automatically converted into common shares on the Effective Date and are held as treasury shares by the Company. An amount of $4.1 million was recorded as a reduction in the Partnership’s Partners’ Capital as of December 31, 2023.

Developments in 2022

Acquisition of one LNG/C and three 13,312 TEU Container Vessels

On June 6, 2022, we agreed to exercise our right of first offer and acquire, upon their respective delivery from the shipyard, one 174,000 CBM latest generation X-DF LNG/C vessel and three 13,312 TEU hybrid scrubber-fitted Tier III and Phase III, dual fuel ready eco container sister vessels from Capital Maritime, for total consideration of $596.6 million.

One of the three 13,312 TEU Container vessels that we agreed to acquire from Capital Maritime, the M/V Manzanillo Express, which was delivered on October 12, 2022 and started her ten-year employment with Hapag-Lloyd, which, together with the optional periods, will expire in October 2038. The total consideration for the vessel was $121.6 million comprised of (i) a cash deposit of $6.0 million advanced to Capital Maritime in June 2022, (ii) $6.6 million in common units (valued at the volume weighted average price of the common units for the 30 trading days ending on the second trading day immediately prior to the vessel acquisition, being 505,204 common units in total), (iii) $105.0 million of debt and (iv) $4.0 million of cash at hand.

Financing Arrangements

On December 23, 2022, we entered into the 2022 Jolco of $108.0 million with the purpose of partially financing the acquisition of M/V Itajai Express.

On October 6, 2022, we entered into a credit facility with Hamburg Commercial Bank AG of $105.0 million with the purpose of partially financing the acquisition of M/V Manzanillo Express.

On July 22, 2022, the wholly owned subsidiary of the Company, CPLP PLC, issued €100.0 million of Bonds listed on the Athens Stock Exchange with a fixed coupon of 4.40% for a term of seven years.

On August 4, 2022, in connection with the issuance of the Bonds, we entered into a cross-currency swap agreement with Piraeus exchanging €100.0 million with $101.8 million paying a fixed annual rate of 6.55%.

Sale of the M/V Archimidis and the M/V Agamemnon

On May 30, 2022, the Company entered into two separate memoranda of agreement for the sale of the M/V Archimidis and the M/V Agamemnon to an unaffiliated party for total consideration of $130.0 million. The M/V Archimidis was delivered to its new owner on July 6, 2022, and the M/V Agamemnon was delivered on July 28, 2022.

See “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources-Borrowings (Financing Arrangements)” below for information regarding our financing arrangements.

50	Table of Contents

Unit Repurchase Program

During 2022, we completed the repurchase, under the unit repurchase program approved in 2021, of 389,962 units, for an average price per unit of $15.13 plus repurchase expenses. These units were automatically converted into common shares on the Effective Date and are held as treasury shares by the Company. An amount of $5.9 million was recorded as a reduction in the Partnership’s Partners’ Capital as of December 31, 2022.

B.	Business Overview

We are an international owner of ocean-going vessels. Currently our fleet of 15 vessels consists of 12 latest generation LNG/C vessels (1.0 million DWT and total capacity of 2.1 million CBM) and three legacy Neo-Panamax container carrier vessels (0.4 million DWT and total TEU capacity of 40,320). In addition, we have agreed to acquire six additional latest generation LNG/C vessels and 10 gas carriers, including four LCO2/multi gas and six LPG-ammonia carriers, to be delivered to the Company between the first quarter of 2026 and the third quarter of 2027. As of March 31, 2025, the DWT weighted average age of our on the water fleet is approximately 2.4 years. Of the 18 LNG/C vessels that we own or have agreed to acquire (which includes the six remaining Newbuild LNG/C Vessels we have agreed to acquire from Capital Maritime), our 12 on the water LNG/C vessels are currently chartered under medium- to long-term charters (with remaining revenue-weighted charter of approximately 6.6 years as of March 31, 2025, based on earliest possible expiration) to reputable charters, such as BGT, BP, Cheniere, Engie, Hartree, Jera, Qatar Energy Trading and Tokyo Gas.

All of our container carrier vessels are currently chartered under long-term charters (with remaining revenue-weighted charters of approximately 7.6 years as of March 31, 2025 based on earliest expiration) to Hapag-Lloyd.

Our fleet is managed by our Managers, which are private companies. Capital-Executive and Capital Gas Management are ultimately controlled by Mr. Miltiadis Marinakis.

In connection with the Umbrella Agreement, we have agreed with Capital Maritime and CGP LLC to change our business focus to concentrate on the LNG/C market. As part of this change in business focus, and pursuant to the Umbrella Agreement, we have disposed of the majority of our container vessels and committed to abstain from acquiring additional container vessels. In addition to our commitment to concentrate our business on the LNG/C market, we also expect to focus on the other gas carriage market and the wider energy transition gas market. While we have taken significant steps to change our business focus to concentrate on the LNG/C market, the other gas carriage market and the wider energy transition gas market such as the carriage of low carbon ammonia and LCO2, we can provide no assurances that in the future we will not return to the container market or the dry bulk market, or that we will not explore additional shipping markets beyond the LNG/C and the other gas carriage markets. We can also provide no assurances as to whether or when we will complete the disposition of our container vessels. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We may not realize the benefits anticipated from our change in business focus to concentrate on the LNG/C market, the other gas carriage market and the wider energy transition gas market, which could adversely affect the value of our securities” above.

Business Strategies

Our vision is to be a leading LNG shipping company, building a modern, high-performance fleet to meet rising global demand, while creating long-term shareholder value through disciplined growth, operational excellence, and a strong commitment to safety and customer service. As part of this strategy, we are selectively expanding into complementary gas segments such as LPG, ammonia, and LCO2:

•	Capitalize on growing demand for LNG shipping and other energy transition gas cargoes: We believe that demand for LNG and, as a result, for LNG shipping will continue to grow. Demand for natural gas and LNG is expected to continue to grow, as it is expected to play a major role in the transition to net zero carbon emissions and as a source of energy for the increasing needs of data centers due to the rise of artificial intelligence. As a result, we believe that our investors are better served by increasing our exposure and focus on the LNG shipping industry and the wider energy transition gas market, while divesting where possible from our container business. In December 2023, we agreed to acquire 11 latest generation two-stroke (MEGA) LNG/C vessels, the first five of which were delivered between December 2023 and June 2024. We expect to take delivery of the remaining Newbuild LNG/C Vessels between the first quarter of 2026 and the first quarter of 2027. In connection with our intention to gradually divest from our container vessels, we have sold to third parties the majority of our legacy container carrier vessel fleet. In addition, we intend to expand in the maritime transportation of other gas cargoes such as LPG and LPG related cargoes, low carbon ammonia and LCO2. In June 2024, we agreed to acquire 10 new gas carriers, including four LCO2/multi gas and six LPG-ammonia carriers, to be delivered to the Company between the first quarter of 2026 and the third quarter of 2027. We expect that demand for seaborne transportation of such cargoes will increase over the coming decades, as a result of the decarbonization of a number of industries.
51	Table of Contents

•	Maintain a balanced chartering strategy. We pursue a balanced chartering strategy by entering into medium- to long-term, fixed-rate charters for the majority of our fleet in an effort to provide visibility of revenues and cash flows, while at the same time maintaining some market exposure by entering into shorter-term charters or keeping open positions. As our vessels come up for re-chartering, we aim to redeploy them under period contracts that reflect our expectations of prevailing market conditions. We believe that the DWT weighted average age of our LNG fleet of approximately 2.5 years as of March 31, 2025, our new building program and the superior unit freight economics that our latest generation vessels can deliver to our charterers compared to previous generation vessels, position us favorably to continue to secure medium- to long-term charters for our LNG/C vessels. Of the 18 LNG/C vessels that we own or have agreed to acquire, 12 LNG/C vessels currently have in place medium- to long-term employment with remaining charter duration of 7.3 years and $2,405.2 million in contracted revenues.
•	Expand our fleet through accretive acquisitions. We intend to evaluate potential acquisitions of both newbuilds and second-hand vessels in the LNG and energy transition gas markets, as well as mergers and acquisitions with other private and listed companies in the maritime gas transportation sector with primary focus on LNG shipping. We also intend to continue to take advantage of opportunities afforded to us by our relationship with our sponsor, Capital Maritime and the rights of first refusal we have been granted under the Umbrella Agreement.
•	Maintain and build on our ability to meet rigorous industry and regulatory safety standards. We believe that in order for us to be successful in growing our business, we need to maintain our vessel safety record and further build on our high level of customer service and support. Our Managers have strong records of vessel safety and compliance with rigorous health, safety and environmental protection standards, and are committed to providing our charterers with a high level of customer service and support, which we believe helps us to maintain relationships with our current customer base and further cultivate relationships with a number of additional major energy players.

 Our Customers

We provide marine transportation services under medium- to long-term time charters with a range of counterparties:

•	Bonny Gas Transport Limited was established in 1989, following the incorporation of Nigeria LNG Limited (“NLNG”), to provide shipping capacity for NLNG which has a total production capacity of 22 million tonnes per annum (“mtpa”) of LNG and 5 mtpa of natural gas liquids from its six-train plant complex.
•	BP Gas Marketing Limited is part of the wider BP group and produces and distributes oil and natural gas. The company offers biofuels, motor oil, lubricants, petrol, crudes, liquefied natural gas, marine fuels, natural gas liquids, and petrochemicals. BP markets its products worldwide.
•	Cheniere Marketing International LLP is part of Cheniere Energy Inc., a liquefied natural gas company headquartered in Houston, Texas. Cheniere is a full-service LNG provider, with capabilities that include gas procurement and transportation, liquefaction, vessel chartering, and LNG delivery. Cheniere has one of the largest liquefaction platforms in the world, consisting of the Sabine Pass and Corpus Christi liquefaction facilities on the U.S. Gulf Coast, with expected total production capacity of approximately 45.0 million tons per annum of LNG operating or in commissioning.
•	Engie Energy Marketing Singapore Pte Ltd. is part of the wider Engie SA group, a French multinational utility company, headquartered in Paris, France, which operates in the fields of energy transition, electricity generation and distribution, natural gas, nuclear, renewable energy and petroleum. Engie supplies electricity in 27 countries in Europe and 48 countries worldwide.
52	Table of Contents

•	Hapag Lloyd-Aktiengesellschaft is a German international shipping and container transportation company and one of the largest container carrier companies in terms of vessel capacity.
•	Hartree Partners Power & Gas Company (UK) Limited is a global energy and commodities firm privately held by management and Oaktree, a global investment manager.
•	LNG Marine Transport Limited is 70% owned by JERA Co., Inc. (with Mitsubishi Corporation and Nippon Yusen Kabushiki Kaisha each owning 15%) and is the principal LNG shipping entity of JERA Co., Inc. (“Jera Parent”). Jera has been responsible for developing Jera Parent’s shipping portfolio of LNG/C vessels. Jera manages all shipping and chartering requirements and activities in support of Jera Parent’s trading and marketing operations. Jera currently has 23 LNG/Cs under long-term time charters. Jera Parent holds approximately JPY 8.5 trillion while its LNG transaction volume for 2023 was 36 mtpa.
•	Qatar Energy Trading LLC is a wholly owned subsidiary of QatarEnergy established in 2020, with the aim of establishing a dedicated LNG trading arm for QatarEnergy. Qatar Energy Trading’s activities include physical trading & origination, derivatives trading, freight trading, portfolio optimization, and trading risk management
•	Tokyo LNG Tanker Co., LTD is a 100% subsidiary of Tokyo Gas Co., Ltd (“Tokyo Gas Parent”) having its head office in Tokyo, Japan and was established in 1991. Tokyo Gas has been responsible for developing Tokyo Gas Parent’s shipping portfolio of LNG/C vessels. Tokyo Gas manages all shipping and chartering requirements and activities in support of Tokyo Gas Parent’s trading and marketing operations. Tokyo Gas Parent currently has 14 LNG/Cs, 8 of which are fully or partly owned by Tokyo Gas, mainly under long term charters.

The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, results of operations, cash flows, financial condition and ability to pay cash dividends and service or refinance our debt. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We currently derive all of our revenues from a limited number of charterers and the loss of any charterer or charter or vessel could result in a significant loss of revenues and cash flows.”

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

Our Fleet

At the time of our initial public offering in 2007, our fleet consisted of eight vessels. As of December 31, 2018, our fleet consisted of 36 vessels. We completed the spin-off of our 25 vessel Tanker Business on March 27, 2019. Following the spin-off our fleet was comprised of 10 Neo-Panamax container carrier vessels and one Capesize bulk carrier vessel. In 2020 we completed the acquisition of three Neo-Panamax container carrier vessels and in the first half of 2021 the acquisition of three Panamax container carrier vessels. During the second half of 2021 we completed the acquisition of six LNG/C vessels while in May and December 2021, respectively, we completed the sale of two Neo-Panamax container carrier vessels. On June 6, 2022, we agreed to acquire, upon their respective delivery from the shipyard, one LNG/C and three Neo-Panamax container carrier vessels. The LNG/C was delivered in February 2023 and two of the Neo-Panamax container carriers were delivered in October 2022 and January 2023, respectively, while the third Neo-Panamax container carrier was delivered in June 2023. In July 2022 we also completed the sale of two Neo-Panamax container carrier vessels. In November 2023, we sold the M/V Cape Agamemnon. Also in 2023, we agreed to acquire 11 latest generation two-stroke (MEGA) LNG/C vessels, the first two of which were delivered in December 2023 and January 2024 and a following three of which were delivered in June 2024. In 2024, we also agreed to acquire 10 new other gas carriers, including four LCO2/multi gas and six LPG-ammonia carriers, to be delivered to the Company between the first quarter of 2026 and the third quarter of 2027. Also in 2024, we completed the sale of 10 legacy container vessels and during the first quarter of 2025 we completed the sale of a further two legacy container vessels.

53	Table of Contents

As a result we currently own a fleet of 15 vessels on the water consisting of 12 latest generation LNG/C vessels (1.0 million DWT and total capacity of 2.1 million CBM) and three Neo-Panamax container carrier vessels (0.4 million DWT and total TEU capacity of 40,320). In addition, we have agreed to acquire six additional latest generation LNG/C vessels and 10 gas carriers, including four LCO2/multi gas and six LPG-ammonia carriers, to be delivered to the Company between the first quarter of 2026 and the third quarter of 2027. As of March 31, 2025, the DWT weighted average age of our on the water fleet is approximately 2.4 years.

In connection with the Umbrella Agreement, we have agreed with Capital Maritime and CGP LLC to change our business focus to concentrate on the LNG/C market. As part of this change in business focus, and pursuant to the Umbrella Agreement, we have disposed of the majority of our container vessels and committed to abstain from acquiring additional container vessels. In addition to our commitment to concentrate our business on the LNG/C market, we also expect to focus on the other gas carriage market and the wider energy transition gas market. While we have taken significant steps to change our business focus to concentrate on the LNG/C market, the other gas carriage market and the wider energy transition gas market such as the carriage of low carbon ammonia and LCO2, we can provide no assurances that in the future we will not return to the container market or the dry bulk market, or that we will not explore additional shipping markets beyond the LNG/C and the other gas carriage markets. We can also provide no assurances as to whether or when we will complete the disposition of our container vessels. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We may not realize the benefits anticipated from our change in business focus to concentrate on the LNG/C market, the other gas carriage market and the wider energy transition gas market, which could adversely affect the value of our securities” above.

We intend, subject to prevailing shipping, charter and financing market conditions, to make strategic acquisitions in a prudent manner that is accretive to our shareholders and to long-term distributable cash flow growth. In addition, we may pursue opportunities for acquisitions of, or combinations with, other shipping businesses.

The table below provides summary information about the on the water vessels in our current fleet and their employment, including earliest possible redelivery dates of the vessels and relevant charter rates. Sister vessels, which are vessels of similar specifications and size typically built at the same shipyard, are denoted by the same letter in the table. We believe that ownership of sister vessels provides a number of efficiency advantages in the management of our fleet.

All of the vessels in our fleet are or were designed, constructed, inspected and tested in accordance with the rules and regulations of Lloyd’s Register of Shipping (“Lloyd’s”), Bureau Veritas (“BV”), DNV GL, Korean Register (“KR”) or the American Bureau of Shipping (“ABS”).

54	Table of Contents

VESSELS IN OUR FLEET
(ON THE WATER)

Vessel Name	Sister Vessels (1)	Year Built	DWT-TEU-CBM (5)	Management Agreement Expiration (2)	Charter Duration / Type (3)	Expiry of Charter (4)	Charterer	Description
CONTAINER CARRIER VESSELS
Manzanillo Express (10)	A	2022	142,411-13,312 TEU	Oct-27	10-yr TC	Jul-32	Hapag-Lloyd	Dual Fuel Ready Eco Container Carrier
Itajai Express (10)	A	2023	142,411-13,312 TEU	Jan-28	10-yr TC	Oct-32	Hapag-Lloyd	Dual Fuel Ready Eco Container Carrier
Buenaventura Express (10)	A	2023	142,411-13,696 TEU	June-28	10-yr TC	Mar-33	Hapag-Lloyd	Dual Fuel Ready Eco Container Carrier
LNG/C VESSELS
Aristos I (6)	B	2020	81,978-174,000 CBM	Sep-26	12-yr TC	Oct-32	BP	LNG/C
Aristarchos (7)	B	2021	81,956-174,000 CBM	Sep-26	10-yr TC	May-31	Cheniere	LNG/C
Aristidis I (6)	B	2021	81,898-174,000 CBM	Dec-26	12-yr TC	Dec-32	BP	LNG/C
Attalos (6)	B	2021	81,850-174,000 CBM	Nov-26	13.2-yr TC	Oct-34	BP	LNG/C
Adamastos (8)	B	2021	82,095-174,000 CBM	Nov-26	7.2-yr TC	Sep-28	Engie	LNG/C
Asklipios (7)	B	2021	81,882-174,000 CBM	Nov-26	10-yr TC	Aug-31	Cheniere	LNG/C
Asterix I (9)	B	2023	81,932-174,000 CBM	Feb-28	7-yr TC	Dec-29	Hartree	LNG/C
Amore Mio I (11)	B	2023	82,076-174,000 CBM	Dec-28	3-yr TC	Sep-26	Qatar Energy Trading	LNG/C
Axios II (12)	B	2024	82,271-174,000 CBM	Jan-29	7-yr BB	Dec-31	BGT	LNG/C
Assos(13)	B	2024	82,306-174,000 CBM	May-29	10-yr TC	May-34	Tokyo Gas	LNG/C
Aktoras(14)	C	2024	82,068-174,000 CBM	June-29	7-yr BB	May-31	BGT	LNG/C
Apostolos(15)	B	2024	82,194-174,000 CBM	June-29	10.5-yr TC	Nov-34	Jera	LNG/C
TOTAL FLEET			1,411,739 DWT-40,320 TEU-2,088,000 CBM

(1)	Sister vessels and shipyards of origin are denoted in the tables by the following letters: (A): these vessels were built by Hyundai Samho Heavy Industries Co. Ltd; (B): these LNG/C vessels were built by Hyundai Heavy Industries Co., Ltd; (C): this LNG/C vessel was built by HD Hyundai Samho Co., Ltd.

(2)	Our vessels are managed under floating fee management agreements entered into with our Managers. For additional details regarding our management agreement, please see “-Our Management Agreements” above.

(3)	TC: Time Charter; BB: Bareboat Charter.

(4)	Earliest possible redelivery date.

(5)	DWT: Dead Weight Ton, TEU: Twenty-foot Equivalent Units, CBM: Cubic Meter.

(6)	In 2019, each of the vessel-owning companies of the LNG/C Aristos I, the LNG/C Aristidis I and the LNG/C Attalos, entered into a time charter agreement with BP for a period of 3 years (+/- 30 days). The charterers have three two-year options (+/- 30 days) and one three-year option (+/- 30 days). The charters of the LNG/C Aristos I and the LNG/C Aristidis I commenced in November 2020 and January 2021 respectively. The charter of the LNG/C Attalos commenced in November 2022, previously the vessel was under a 15-month (+/- 30 days) time charter with BP. In February and March 2023, the charterer exercised its first option to extend the time charter of the LNG/C Aristos I and LNG/C Aristidis I by two years (+/- 30 days), respectively. In February 2025, the charterer exercised all the remaining options for all vessels.

(7)	In April 2021, each of the vessel-owning companies of the LNG/C Aristarchos and the LNG/C Asklipios, entered into a time charter agreement with Cheniere until March 15, 2025 (+/- 30 days) and February 5, 2025 (+/- 30 days). Each charter has two one-year options (+/- 30 days). The charters of the LNG/C Aristarchos and the LNG/C Asklipios commenced in June 2021 and September 2021, respectively. In August 2022 both vessels amended their time charter agreement with Cheniere and extended them until June 14, 2031 (+/- 30 days) and September 28, 2031 (+/- 30 days), respectively. After the amendment each charter has two two-year options (+/- 30 days).

(8)	In July 2021, the vessel-owning company of the LNG/C Adamastos, entered into a time charter agreement with Engie for a period of 1,890 days (+90/-45 days) or for a period of 2,620 days (+90/-45 days) if the charterer exercises its option on or prior to May 2023. The charter of the LNG/C Adamastos commenced in August 2021. In May 2022, the charterer elected the second period of 2,620 days (+90/-45 days).

(9)	In January 2022, the vessel-owning company of the LNG/C Asterix I, entered into a time charter agreement with Hartree for a period of 1,825 days (+/-60 days) or for a period of 2,555 days (+/-60 days) if the charterer exercises its option on or prior to January 2025. The charter has one two-year option (+/- 30 days). In January 2023, the charterer selected the period of 2,555 days (+/-60 days). The charter of the LNG/C Asterix I commenced in February 2023.

(10)	In June 2021, the vessel-owning companies of the M/V Manzanillo Express, the M/V Itajai Express and the M/V Buenaventura Express, entered into a time charter agreement with Hapag-Lloyd for a period of 120 months (+/-90 days). The charterers have three two-year options (+/- 45 days). The charters of the M/V Manzanillo Express, the M/V Itajai Express and the M/V Buenaventura Express commenced in October 2022, January 2023, and June 2023, respectively.

55	Table of Contents

(11)	In October 2022, the company owning the LNG/C Amore Mio I, entered into a time charter agreement with Qatar Energy Trading for a period of up to October 1, 2026 (+/- 30 days). The time charter of the LNG/C Amore Mio I commenced on October 31, 2023.

(12)	In November 2023, the company owning the LNG/C Axios II agreed with BGT to enter into a seven year (+/-30 days) Bareboat charter. The charterer has the option to extend the charter for 36 months (+/- 30 days). The bareboat charter of the LNG/C Axios II commenced in January 2025.

(13)	In November 2022, the company owning the LNG/C Assos entered into a 10 year(+/- 30 days) time charter with Tokyo Gas. The time charter of the LNG/C Assos commenced on May 31,2024.

(14)	In August 2023, the company owning the LNG/C Aktoras agreed with BGT to enter into a seven year (+/- 30 days) Bareboat charter. The charterer has the option to extend the charter for 36 months (+/- 30 days). The bareboat charter of the LNG/C Aktoras commenced on June 5, 2024.

(15)	In May 2023, the company owning the LNG/C Apostolos, entered into a time charter agreement with Jera for a period of up to December 31, 2034 (+/- 60 days). The charterer has the option to extend the charter for 3 years (+/- 60 days). The time charter of the LNG/C Apostolos commenced on June 28, 2024.

Our Charters

Our on the water vessels are chartered with remaining revenue-weighted charter duration of approximately 7.4 years as of March 31, 2025. Under certain circumstances, we may operate our vessels in the spot market or certain of our vessels may remain idle until they are fixed under appropriate medium- to long-term charters. As our vessels come up for re-chartering, depending on the prevailing market rates, we may not be able to re-charter them at levels similar to their current charters, or at all, which may affect our business, financial condition, results of operations, cash flows, and ability to pay cash dividends and service or refinance our debt. Please read “—Our Fleet” above for more information on our time charters, including counterparties, expected expiration dates of the charters and daily charter rates.

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

Bareboat Charters

A bareboat charter is a contract pursuant to which the vessel owner provides the vessel to the customer for a fixed period of time at a specified daily rate, and the customer provides for all of the vessel’s expenses (including any commissions) and generally assumes all risk of operation. The customer undertakes to maintain the vessel in a good state of repair and efficient operating condition and dry-dock the vessel during this period at its cost and as per the classification society requirements. Two of our vessels are currently under bareboat charters.

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

Seasonality

We seek to operate our vessels under medium- to long-term charters and are not generally subject to the effect of seasonable variations in demand.

56	Table of Contents

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

Capital Gas Management currently outsources in part the crewing of five LNG/C vessels to third parties.

Crewing and Staff

Capital-Executive and Capital Gas Management, through a Capital Maritime subsidiary in Romania and crewing offices in Romania, Russia and the Philippines, recruit senior officers and crews for our vessels. Our vessels are currently manned primarily by Greek, Ukrainian, Romanian and Russian officers and Filipino ratings. We believe that Capital-Executive and Capital Gas have significant experience in operating vessels in this configuration and have access to a pool of certified and experienced crew members whom they can recruit to man our vessels. In addition, Capital Gas Management also recruits crew for our LNG/C vessels through third-party managers and manning offices.

The LNG/C vessels are currently manned primarily by Romanian, Ukrainian, Russian and Greek officers and Filipino ratings. The continued hostilities between Russia and Ukraine might adversely impact our ability to safely repatriate Russian and Ukrainian officers and make the ability to perform regular crew changes problematic, as travel may not be available. This could impact the smooth operations of vessels as new officers and crews are sourced which may not have the familiarity of the vessel that they are joining. The extent to which this war will impact the Company’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Accordingly, an estimate of the impact cannot be made at this time.

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

For the maintenance of the class certificate, regular and occasional surveys of hull and machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

57	Table of Contents

•	Annual surveys, which are conducted for the hull and the machinery at intervals of 12 months (or up to 15 months) from the date of commencement of the class period indicated on the certificate.
•	A bottom survey, which is an examination of the outside of the ship’s bottom and related items, and is normally carried out with the ship in dry-dock. However, the classification society may give consideration to alternate examination while the ship is afloat as an in-water survey. An in-water survey is not be permitted for ships 15 years of age and over that are assigned the notation ESP. A minimum of two bottom surveys are to be held in each five-year special survey period and the maximum interval between successive bottom surveys may not exceed three years. One of the two bottom surveys required in each five-year period is to coincide with the special survey. Non-ESP vessels (i.e., containers and LNG) are eligible to apply to the flag administration for the vessel to be placed on an Extended Dry-Docking (“EDD”) regime thus extending the bottom surveys to 7.5 years. The EDD scheme provides commercial flexibility and reduced operating expenses during the survey periods.
•	Intermediate surveys, which are extended annual surveys and are typically conducted each two and a half years (or up to three years) after completion of each class renewal survey. In the case of newbuilds or vessels of up to 15 years of age, the requirements of the intermediate survey can be met through an underwater inspection in lieu of dry-docking the vessel. Intermediate surveys may be carried out on the occasion of the second or third annual survey.
•	Vessels above 15 years of age, subject to enhanced survey requirements, are also dry-docked twice during each five-year cycle for inspection of the underwater parts and any deficiencies identified during the inspections need to be rectified either during the inspection or at a later stage if that is found to be appropriate based on its classification society. The classification surveyor in this case will issue a “recommendation” which must be rectified by the ship-owner within prescribed time limits.

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

The following table sets forth certain information regarding our insurance coverage as of December 31, 2024:

Type	Aggregate Sum Insured for All Vessels in Our Existing Fleet
Hull and Machinery	$3.9 billion
Increased Value (including Excess Liabilities)	$889.7 million additional “total loss” coverage
Hull & Machinery (War Risks)	$4.8 billion
Protection and Indemnity (P&I) Pollution Liability Claims	Up to $1.0 billion per incident per vessel

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

59	Table of Contents

Regulation

General

Our operations and our status as an operator and manager of ships are extensively regulated by international conventions, National Maritime Regulations of Country of Registry, Classification Rules and Regulations, IACS Quality Standards, U.S. federal, state and local as well as non-U.S. health, safety and environmental protection laws and regulations, including, the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Ports and Waterways Safety Act of 1972, the Act to Prevent Pollution from Ships, the U.S. Clean Air Act (“Clean Air Act”), the U.S. Water Pollution Control Act (“Clean Water Act”) as amended by the Oil Pollution Act of 1990, Japanese Marine traffic safety laws, Australian Marine Orders regarding stevedores safety, as well as regulations adopted by the IMO and the EU, State air emission requirements, IMO/United States Coast Guard (“USCG”)/Environmental Protection Agency (“EPA”) pollution regulations and various SOLAS amendments, International Labour Organization (“ILO”) regulations, International Telecommunications Union (“ITU”) regulations, as well as insurance requirements and other regulations described below. In addition, various jurisdictions either have or are adopting ballast water management conventions to prevent the introduction of non-indigenous invasive species, and designating local air emission control areas. Compliance with these laws, regulations and other requirements could entail additional expense, including vessel modifications and implementation of additional operating procedures.

We are also required by various governmental and quasi-governmental agencies and international organizations to obtain permits, licenses and certificates for our vessels, depending upon such factors as the country of registry, the cargo transported, the trading area, the nationality of the vessel’s crew, the age and size of the vessel and our status as owner or charterer. Failure to maintain necessary permits, licenses or certificates could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels or even result in detention or seizure.

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

60	Table of Contents

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

U.S. EPA regulations govern the discharge into U.S. waters of ballast water and other substances incidental to the normal operation of vessels. Under EPA regulations, our vessels are required to obtain coverage under the EPA 2013 Vessel General Permit (“VGP”) by submitting a Notice of Intent. The VGP incorporates current USCG requirements for ballast water management as well as supplemental ballast water requirements, and includes technology-based and water-quality based limits for other discharges, such as deck runoff, bilge water and gray water. USCG regulations will phase in stricter VGP ballast management requirements in the future and U.S. EPA published new vessel discharge standards in October 2024, which could ultimately replace the VGP program by 2026.

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

61	Table of Contents

i	California Air Resources Board Regulations

The California Air Resources Board (“CARB”) enforces strict air quality regulations for ships operating within 24 nautical miles of the California coastline. Key requirements include a 0.10% sulphur fuel limit, at-berth emission reductions (e.g., shore power), and fuel usage reporting. CARB is also exploring stricter nitrous oxides (“NOx”) and greenhouse gas (“GHG”) regulations, which could further impact ship operations in California waters.

ii	Inflation Reduction Act

The Inflation Reduction Act (“IRA”), enacted in August 2022, includes provisions that could impact the shipping industry, such as tax credits for alternative fuels (e.g., biofuels, hydrogen, etc.) and incentives for carbon capture and storage. The IRA also supports the development of green shipping corridors, which align with the IMO’s decarbonization goals and could encourage investment in green technologies.

China Requirements

China established coastal emission control areas (“ECA”) that capped the sulphur content of marine fuels. The three ECAs are the Pearl River Delta, the Yangtze River Delta and Bohai Bay. These coastal ECAs are designated under Chinese domestic law and are not MARPOL Annex VI designated ECAs and exclude the waters under the jurisdiction of Hong Kong, Macao and Taiwan. Since 1 January 2019, vessels operating within such a coastal ECA have been required to use fuel with a maximum sulphur content of 0.50%. The China Maritime Safety Administration issued an “Implementation Scheme of 2020 Global Marine Fuel Oil Sulphur Cap” according to which, among other requirements, from 1 January 2022 a sulphur cap of 0.10% applies to seagoing vessels entering Hainan Waters within the coastal ECA.

Korea Requirements

From 1 September 2020, the South Korea government implemented mandatory Sulphur Emission Control Areas (SECAs) requiring the use of 0.1% sulphur fuel by ships in specified port areas. The following seaport areas became Korean SECAs, Incheon (including Gyeongin port), Pyeongtaek·Dangjin Yeosu·Gwangyang (including Hadong port) Busan Ulsan.

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

The EU began accounting for seaborne emissions generated in European territorial waters in 2018 with the EU MRV Regulation. In the context of the “Fit for 55” legislative package, the proposals affecting the maritime industry are:

•	ETS Directive: The EU has determined that maritime shipping will be included in the ETS as from 2024 in the absence of a comparable system operating under the IMO, with the ships presently reporting emissions under the EU MRV Regulation required to purchase CO2 emission credits.

62	Table of Contents

The revision of the EU ETS Directive entered into force on June 5, 2023. From January 1, 2024, the maritime industry has been gradually integrated into the EU ETS. Shipping companies operating in European territorial waters are required to submit at the end of each reporting period the equivalent amount of European Emissions Allowances (“EUAs”) based on their verified monitored emissions of the previous year. The emissions covered under the EU ETS are:

•	100% of the emissions of intra EU voyages;
•	50% of the emissions of voyages departing from or arriving to a port of a member State and a port of a third country;
•	100% of the emissions generated at berth in EU port.

Implementation for the maritime industry began on January 1, 2024 for cargo and passenger ships of 5000 gross tonnage and above.

Starting in 2025, shipping companies are required to surrender by September 30 of each year, EUAs corresponding to their verified GHG emissions of the previous monitoring year. There will be a gradual phase-in of the required allowances to be submitted.

•	By September 30, 2025, surrender of EUAs corresponding to 40% of 2024 verified CO2 emissions.
•	By September 30, 2026, surrender of EUAs corresponding to 70% of 2025 verified CO2 emissions.
•	By September 30, 2027, surrender of EUAs corresponding to 100% of 2026 verified CO2, CH4 and N2O emissions in the form of CO2 equivalent.

Shipping companies must surrender allowances to the EU Member State which corresponds to their administering authority. The allowances must be submitted through the maritime operator holding account for that EU Member State. Failure to surrender allowances within the deadline for a single ship can affect compliance for an entire fleet. Companies that fail to surrender allowances are liable for an excess emissions penalty of 100 Euros per tonne of CO2 and are still liable for surrender of the required allowances.

In line with the “polluter pays” principle, a shipping company could, by means of a contractual arrangement, hold the entity that is directly responsible for the decisions affecting the CO2 emissions of the ship accountable for the compliance costs under the ETS Directive. This entity would normally be the entity that is responsible for the choice of fuel, route and speed of the ship.

During the fourth quarter of 2023, we took proactive steps to prepare for upcoming ETS regulation by:

•	quantifying and projecting our EUAs exposure;
•	identifying operational processes that need to be established to comply with the regulations;
•	revising and enhancing our legal documentation and time charter agreements to align with regulatory requirements; and
•	configuring systems for monitoring and reporting.

These actions were aimed at ensuring our readiness and compliance with the evolving regulatory landscape.

During 2024, we:

•	proceeded with the opening of Maritime Operating Holding Accounts in compliance with regulatory directives;
•	proceeded on exchanging and reconciling data with involved stakeholders;
63	Table of Contents

•	strengthened our operations and systems to support the new regulations; and
•	established robust EUA procurement platforms with reputable counterparties, ensuring efficient EUA acquisitions when required.
•	“FuelEU” Maritime Regulation: This is a technical measure that incentivizes the production and uptake of sustainable low carbon and renewable fuels. From January 1, 2025, the GHG intensity of energy consumed onboard vessels on European voyages is evaluated on a well-to-wake (“WtW”) basis. Starting from 2025, an upper limit of GHG intensity—which is calculated based on the EU MRV data from 2020—will be gradually decreased every five years from 2% in 2025 to 80% in 2050. The regulation sets an upper limit on energy’s GHG intensity, expressed in gCO2eq/megajoule. The reference value is set at 91.16 grams of CO2e per megajoule based on energy used on board by ships in 2020, determined by the reported data in the framework of Regulation (EU) 2015/757, EU MRV. In order to ensure that the energy used on board will be less carbon intensive over time, the GHG intensity limit will be periodically reduced. For each reporting year, the energy used on board must be below the reference GHG intensity. If the actual GHG intensity is higher, a remedial penalty will be imposed. When a ship has a compliance deficit for two or more consecutive reporting periods, the remedial penalty will be multiplied by a factor that is increased for each year of non-compliance. The progressive reduction of upper limit of GHG intensity is intended to incentivize the development and uptake of biofuels and renewable fuels of non-biological origin (“RFNBOs”). Furthermore, the regulation permits a ship to bank a compliance surplus during a reporting period and use it in the following reporting period. In addition, several vessels of the same or different owners may create a compliance pool so as to take advantage of their aggregate surplus.

Additionally, from January 1, 2030, containerships and passenger ships will be required to connect to onshore power supply (“OPS”) and use it for all energy needs while at berth in a port of call under the jurisdiction of a Member State. Similar to the ETS, non-compliance may lead to fines and vessels being banned from EU waters.

The “FuelEU” maritime regulation supports LNG as a transitional fuel, allowing LNG-powered vessels, like ours, to comply up to the reporting period of 2035 to 2040. Moreover, the “FuelEU” maritime regulation “pooling” mechanism may create upside potential. After conducting an internal assessment of the impact of the “FuelEU” maritime regulation on our fleet, we anticipate that we will not incur any penalties in the short to medium term.

•	Alternative Fuel Infrastructure Regulation (“AFIR”): In July 2023 AFIR was revised to support the objectives of the “FuelEU” maritime regulation by requiring EU Member States to speed up the provision of LNG bunkering terminals and OPS in major ports as follows:
•	Containerships and passenger ship terminals are required to have provisions by January 1, 2030 for OPS that meet 90% of the expected demand of those ports for containerships and passenger ships over 5,000 gross tonnage, where there are a certain number of port calls by those ship.
•	Sets targets from 1 January 2025 for the supply of liquid methane through an appropriate number of refueling points (as determined by the Member States) in maritime ports.

These targets are aligned and consistent with the “FuelEU” maritime regulation.

•	Renewable Energy Directive (“RED II”): In November 2016, the European Commission published its Clean Energy for all Europeans initiative. As part of this package, the Commission adopted a legislative proposal for a recast of the Renewable Energy Directive. In the context of the co-decision procedure, a final compromise text among the EU institutions was agreed in June 2018. In December 2018, the revised renewable energy directive 2018/2001/EU entered into force. In RED II, the overall EU target for Renewable Energy Sources consumption by 2030 has been raised to 32%. The Commission’s original proposal did not include a transport sub-target, which has been introduced by co-legislators in the final agreement: Member States must require fuel suppliers to supply a minimum of 14% of the energy consumed in road and rail transport by 2030 as renewable energy. The Directive 2009/28/EC specifies national renewable energy targets for 2020 for each country, taking into account its starting point and overall potential for renewables. These targets range from a low of 10% in Malta to a high of 49% in Sweden.
64	Table of Contents

The RED II defines a series of sustainability and GHG emission criteria that bioliquids used in transport must comply with to be counted towards the overall 14% target and to be eligible for financial support by public authorities. Some of these criteria are the same as in the original RED, while others are new or reformulated. In particular, the RED II introduces sustainability for forestry feedstocks as well as GHG criteria for solid and gaseous biomass fuels. Default GHG emission values and calculation rules are provided in Annex V (for liquid biofuels) and Annex VI (for solid and gaseous biomass for power and heat production) of the RED II. The Commission can revise and update the default values of GHG emissions when technological developments make it necessary. Economic operators have the option to either use default GHG intensity values provided in RED II or to calculate actual values for their pathway.

•	Energy Taxation Directive: A revision of the Energy Taxation Directive has been proposed to align the taxation of energy products and electricity with the EU’s energy, environment and climate policies. This will be done by taxing fuels that pollute at higher rates than those of less polluting and more sustainable alternative fuels. A specific provision of the proposal affecting the maritime transport sector is to remove tax exemption from conventional fuels used between EU ports and incentivize the uptake of alternative fuels by keeping them tax exempt for a transitional period of 10 years. Member States can also apply a tax exemption to shore-side electricity to incentivize its use.
•	Corporate Sustainability Due Diligence Directive: On July 24, 2024, the Directive on corporate sustainability due diligence (Directive 2024/1760) (“CS3D”) entered into force. The aim of the CS3D is to foster sustainable and responsible corporate behavior in companies’ operations and across their global value chains. The new rules will ensure that companies in scope identify and address adverse human rights and environmental impacts of their actions inside and outside Europe. The CS3D sets out an obligation for large companies to adopt and put into effect, through best efforts, a transition plan for climate change mitigation aligned with the 2050 climate neutrality objective of the Paris Agreement as well as intermediate targets under the European Climate Law. An omnibus proposal to amend the Corporate Sustainability Due Diligence Directive with a view to simplifying the duties and reducing regulatory burden, while preserving the original policy objectives was adopted by the European Commission in February 2025, which is currently under consideration for adoption by the European Parliament and the Council. Under the proposal, Member States will have to transpose the CS3D into national law by 26 July 2027. One year later, the rules will start to apply to the first group of companies, following a staggered approach (with full application on 26 July 2029). Subject to adoption of the omnibus proposal and transposition of the CS3D into national law, we may become subject to the CS3D and if we are subject to the CS3D, would be responsible for the costs of establishing and operating the due diligence process and any transition costs, including expenditure and investments to adapt our operations and value chains to comply with the due diligence obligation, if needed.

International Requirements

In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulphur content of fuel oil and allows for special SECAs to be established with more stringent controls on sulphur emissions.

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

Annex VI sets progressively stricter regulations to control sulphur oxides and NOx emissions from ships, which present both environmental and health risks. The 0.5% sulphur cap marks a significant reduction from the prior global sulphur cap of 3.5%, which came into effect on January 1, 2012. Shipowners can meet the new requirements by continuing to use fuel types which exceed the 0.5% sulphur limit and retrofitting an approved Exhaust Gas Cleaning System (also known as scrubbers) to remove sulphur from exhaust, which would require a substantial capital expenditure and prolonged off-hire of the vessel during installation, or use petroleum fuels such as marine gasoil (MGO), which meet the 0.5% sulphur limit. Depending on the vessel type and size, this could mean a substantial increase in the cost of bunkers for the vessel. This cost could increase further if the refining sector is unable to cope with the higher distillate demand, resulting in a tight distillate market and wider spread between HSFOs and MGOs, or by retrofitting the vessel to handle alternative fuels, such as LNG, methanol, biofuels, LPG, etc. Retrofitting vessels for the consumption of these type of alternative fuels would involve a substantial capital expenditure and might be uneconomical for most conventional vessel types given current technology and design challenges.

65	Table of Contents

Additionally, as of January 1, 2015, more stringent sulphur emission standards apply in coastal areas designated as SECAs. We incur additional costs to comply with these revised standards. A failure to comply with Annex VI requirements could result in a vessel not being able to operate. All of our vessels are subject to Annex VI regulations. We believe that our existing vessels meet relevant Annex VI requirements. Nevertheless, as most existing vessels are not designed to operate on ultra-low sulphur distillate fuel continuously, we are introducing mitigating measures and or modifications enabling vessels to operate continuously within SECAs. These mitigation measures and modifications may increase our operating expenses.

NOx is one of the gaseous pollutants from ships regulated by the International Convention for the Prevention of Pollution from Ships (“MARPOL Annex VI(1)”), published by the IMO. Under Regulation 13 of MARPOL Annex VI, three tiers of NOx emission limits are set for diesel engines with a power output higher than 130 kW, i.e., Tier I, Tier II and Tier III. Each Tier limits the NOx emission to a specific value based on the rated engine speed. Diesel engines for installation on a ship constructed on or after January 1, 2016 are subject to IMO Tier III requirements when the ship is operating in a NOx Tier III emission control area (a “NOx ECA”) designated under Regulation 13 of MARPOL Annex VI.

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

Vessels that transport gas, including LNG/Cs and other gas carriers, are also subject to the International Gas Carrier Code (“IGC”) which provides a standard for the safe carriage of LNG, LPG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. Each of our vessels is in compliance with the IGC Code. Our ship manager holds a document of compliance under the ISM code for operation of Gas Carriers.

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

66	Table of Contents

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

i	IMO Sulphur CAP Regulation

The IMO’s global 0.50% sulphur cap on marine fuels, effective since January 1, 2020, requires ships to use low-sulphur fuels or install exhaust gas cleaning systems (scrubbers) to comply. In SECAs, the limit is 0.10%. Non-compliance can result in fines, detention, or denial of access to ports. The regulation is part of MARPOL Annex VI and is a key component of the IMO’s strategy to reduce air pollution from ships.

ii	New Emission Control Areas

The IMO has designated several new ECAs  where stricter limits on sulphur and NOx apply. These include the Baltic Sea, North Sea, North American ECA, and United States Caribbean Sea ECA. Discussions are ongoing to establish a Mediterranean ECA, which would impose a 0.10% sulphur limit in the region from May, 1, 2025. Compliance with ECA regulations requires the use of low-sulphur fuels, scrubbers, or alternative fuels.

iii	Cyber Security Regulations

The IMO has introduced guidelines on cyber risk management, requiring shipping companies to incorporate cyber risk management into their safety management systems under the ISM Code. This is increasingly important as the shipping industry becomes more digitized and reliant on technology. Companies must ensure that their vessels and shore-based systems are protected against cyber threats. This is complemented by IACS UR E26/27 on Cyber Security.

iv	Biofouling Management

The IMO has developed guidelines for the control and management of ships' biofouling to minimize the transfer of invasive aquatic species. While not yet mandatory, these guidelines are becoming increasingly important, and some countries are starting to implement their own biofouling regulations. Compliance with these guidelines will require regular hull inspections and cleaning to prevent the spread of invasive species. As of the date of this Annual Report, all of our vessels are equipped with BWTS.

v	Plastic Pollution Regulations

The IMO is addressing the issue of plastic pollution from ships, and new regulations may be introduced to limit the discharge of plastics into the ocean. Some countries have already implemented strict regulations on plastic waste management, and this trend is likely to continue. Ship operators must ensure that they have proper waste management systems in place to comply with these regulations.

vi	Crew Welfare and ILO Regulations

Recent amendments to the Maritime Labour Convention have focused on improving living and working conditions for seafarers, including access to medical care, repatriation, and fair treatment. These updates have significant implications for ship operators, who must ensure that their vessels comply with the latest ILO regulations on crew welfare.

67	Table of Contents

vii	Ship Recycling Regulations

The Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships is expected to enter into force by 2028, and it will impose new requirements on shipowners regarding the recycling of vessels.

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

IMO continues to contribute to the global fight against climate change, in support of the UN Sustainable Development Goal 13, to take urgent action to combat climate change and its impacts. In 2018, IMO adopted an initial strategy on the reduction of GHG emissions from ships, setting out a vision which confirms IMO’s commitment to reducing GHG emissions from international shipping and to phasing them out as soon as possible. The initial GHG strategy envisages, in particular, a reduction in carbon intensity of international shipping (to reduce CO2 emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008), and that total annual GHG emissions from international shipping be reduced by at least 50% by 2050 compared to 2008. In June 2021, the IMO adopted extensive new CO2 regulations applicable to existing ships. The Energy Efficiency Existing Ship Index (“EEXI”) addresses the technical efficiency of ships and the Carbon Intensity Indicator (“CII”) rating scheme addresses the operational efficiency of ships. A ship’s EEXI is a one-time certification and it indicates the ship’s energy efficiency compared to a baseline derived from the ship’s Energy Efficiency Design Index. The calculated attained EEXI value for each individual ship must be below the required EEXI to ensure the ship meets a minimum energy efficiency standard. An energy efficiency certificate is issued when the EEXI is verified, which must be no later than the first annual, intermediate or renewal International Air Pollution Prevention survey or, for ships delivered after January 1, 2023, delivery of the initial International Energy Efficiency certificate. From 2023, the CII requirements took effect for our entire fleet, with the first annual reporting on carbon intensity completed in 2023 and the first rating to be given in 2024. Within 3 months after the end of each calendar year, ships are required to calculate the attained annual operational CII over a 12-month period using data from the IMO Data Collection System and report it to its flag administration or recognized organization who is required to:

•	determine whether the data has been properly reported,
•	verify the attained annual operational CII,
•	determine the operational carbon intensity rating (A, B, C, D or E)

68	Table of Contents

•	issue a Statement of Compliance related to fuel oil consumption reporting and annual operational carbon intensity rating.

For ships rated as “D” for three consecutive years or rated as “E” for one year, on the subsequent year, the Ship Energy Efficiency Management Plan Part III shall be amended with a plan of corrective actions to achieve the required annual operational CII. The Company has developed procedures and monitoring tools, which are already in place, for effective management of CII implementation. We have obtained all official ratings for the vessels in our fleet.

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
4.	reducing GHG emissions from international shipping to net zero by or around 2050, with peak GHG emissions from international shipping occurring as soon as possible.

In addition, the Committee established two indicative checkpoints to reach net-zero GHG emissions from international shipping:

i	reducing the total annual GHG emissions from international shipping by at least 20% (striving for 30%) by 2030, compared to 2008; and
ii	reducing the total annual GHG emissions from international shipping by at least 70% (striving for 80%) by 2040, compared to 2008.

The Committee agreed on the following timelines for the candidate measures set out in the 2023 IMO GHG Reduction Strategy:

•	review of the short-term mandatory goal-based technical and operational measures completed by January 1, 2026;

69	Table of Contents

•	finalize and agree upon mid-term GHG reduction measures by 2025 (other candidate mid-term GHG reduction measures may be finalized and agreed between 2023 and 2030); and
•	finalize and agree upon long-term GHG reduction measures as part of the 2028 review of the 2023 IMO GHG Reduction Strategy.

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

We are a corporation organized in the Republic of the Marshall Islands. Please read “Item 4. Information on the Company—A. History and Development of the Company—Developments in 2024 and up to the filing of this Annual Report” for further information on our conversion from a Marshall Islands limited partnership to a corporation. As of the date of this Annual Report, the Company has 47 subsidiaries which are incorporated in the Marshall Islands, Liberia and Cyprus. Of our subsidiaries, 15 either own or leaseback vessels in our fleet and 14 own vessels under construction. Our subsidiaries are wholly-owned by us. A list of our significant subsidiaries as of the date of this Annual Report, is set forth in Exhibit 8.1 to this Annual Report.

Please also see Note 1 (Basis of Presentation and General Information) to our Financial Statements for a list of our significant subsidiaries as of December 31, 2024.

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

Following our announcement on November 13, 2023 of our intention to shift our business focus towards LNG and energy transition shipping and gradually divest from our non-core assets, since December 2023 we have completed the sale of 12 legacy container vessels as set forth in the following table.

Name of Vessel	Type	TEU	Memorandum of Agreement Date	Delivery/Expected Delivery
M/V Akadimos	Neo Panamax Container Vessel	9,288	January 31, 2024	March 8, 2024
M/V Long Beach Express	Panamax Container Vessel	5,089	December 15, 2023	February 26, 2024
M/V Seattle Express	Panamax Container Vessel	5,089	February 14, 2024	April 26, 2024
M/V Fos Express	Panamax Container Vessel	5,089	February 14, 2024	May 3, 2024
M/V Athenian	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Athos	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Aristomenis	Neo Panamax Container Vessel	9,954	March 1, 2024	May 3, 2024
M/V Hyundai Premium	Neo Panamax Container Vessel	5,023	September 12, 2024	November 22, 2024
M/V Hyundai Paramount	Neo Panamax Container Vessel	5,023	September 12, 2024	December 20, 2024
M/V Hyundai Prestige	Neo Panamax Container Vessel	5,023	September 12, 2024	December 5, 2024
M/V Hyundai Privilege	Neo Panamax Container Vessel	5,023	September 12, 2024	January 10, 2025
M/V Hyundai Platinum	Neo Panamax Container Vessel	5,023	September 12, 2024	March 10, 2025

70	Table of Contents

We determined that the assets and liabilities, results of operations and cash flows of these 12 legacy container vessels met the criteria to be reported in discontinued operations. As a result, in this Annual Report and the accompanying Financial Statements, these 12 legacy container vessels are reported as discontinued operations for all periods presented. The following discussion relates to results of operations from continuing operations. For an analysis of discontinued operations, see Note 3 (Discontinued Operations) to our Financial Statements included herein. The three legacy container vessels that remain in our on the water fleet (i.e., the M/V Manzanillo Express, M/V Itajai Express and M/V Buenaventura Express) continue to be reported in our continuing operations.

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

Our primary business objective is to maximize value for our shareholders by growing our business, subject to shipping and charter market developments and our ability to obtain required financing and access to financial markets.

We seek to rely on medium- to long-term, fixed-rate period charters for the majority of our fleet and our Managers’ cost-efficient management of our vessels to provide visibility of revenues, earnings and dividends in the medium- to long-term. As our vessels come up for re-chartering, we seek to redeploy them on terms that reflect our expectations of the market conditions prevailing at the time.

We intend to further evaluate potential opportunities to acquire both newly built and second-hand vessels from Capital Maritime and its affiliates or third parties (including, potentially, through the acquisition of, or combination with, other shipping businesses) in a prudent manner that is accretive to our shareholders and long-term distribution cash flow growth, subject to approval of our board of directors, overall market conditions and our ability to obtain required financing and access financial markets.

In connection with the Umbrella Agreement, we have agreed with Capital Maritime and CGP LLC to change our business focus to concentrate on the LNG/C market. As part of this change in business focus, and pursuant to the Umbrella Agreement, we have disposed of the majority of our container vessels and committed to abstain from acquiring additional container vessels. In addition to our commitment to concentrate our business on the LNG/C market, we also expect to focus on the other gas carriage market and the wider energy transition gas market. While we have taken significant steps to change our business focus to concentrate on the LNG/C market, the other gas carriage market and the wider energy transition gas market such as the carriage of low carbon ammonia and LCO2, we can provide no assurances that in the future we will not return to the container market or the dry bulk market, or that we will not explore additional shipping markets beyond the LNG/C and the other gas carriage markets. We can also provide no assurances as to whether or when we will complete the disposition of our container vessels. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We may not realize the benefits anticipated from our change in business focus to concentrate on the LNG/C market, the other gas carriage market and the wider energy transition gas market, which could adversely affect the value of our securities” above.

71	Table of Contents

We generally rely on external financing sources, including bank borrowings and sale-leaseback arrangements and, depending on market conditions, the issuance of debt and equity securities, to fund the acquisition of new vessels. See “—B. Liquidity and Capital Resources” below.

As of December 31, 2024, the Marinakis family, including Evangelos M. Marinakis, the chairman of Capital Maritime, our sponsor, may be deemed to beneficially own a 59.0% of our common shares through, among others, Capital Maritime, Capital Gas and CGP LLC.

Our Charters

We generate revenues by charging our charterers for the use of our vessels.

Historically, our vessels were chartered under time or bareboat charter agreements. As of December 31, 2024, all of our on the water vessels were employed under time charters.

Our on the water vessels are currently under contracts with BGT, BP, Cheniere, Engie, Hapag-Lloyd, Hartree, Jera, Qatar Energy Trading and Tokyo Gas.

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

As of the date of this Annual Report, we are exposed to the LNG/C and container markets to a significant extent, as our fleet is comprised of 12 LNG/C vessels and three container carrier vessels. In addition, we have agreed to acquire six additional latest generation LNG/C vessels and 10 gas carriers, including four LCO2/multi gas and six LPG-ammonia carriers, to be delivered to the Company between the first quarter of 2026 and the third quarter of 2027. Upon delivery of the vessels in our Gas Fleet, we will also be exposed to the other gas carriage and the wider energy transition gas markets.

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

Some of the key factors that may affect our business, future financial condition, results of operations and cash flow include the following:

•	supply and demand for LNG, LPG, ammonia and containerized goods;
•	supply and orderbook of vessels, including, LNG/C, other gas carrier and container vessels;
•	the progress of development of large-scale markets for the carriage of low carbon ammonia and LCO2
72	Table of Contents

•	the continuing demand for goods from China, India and Brazil and other emerging markets and developments in international trade including threats and/or imposition of trade tariffs;
•	time charter hire levels and our ability to enter our vessels into long-term charters at competitive rates as their current charters expire;
•	the impact of the international conflicts, including the conflicts between Russia and Ukraine and in the Middle East, on the global economy in general, and on the oil and gas industry in particular;
•	our ability to comply with the covenants in our financing arrangements, including covenants relating to the maintenance of vessel value ratios;
•	developments in vessel values, which might affect our ability to comply with certain covenants under our financing arrangements and/or refinance our debt;
•	the relationships and reputations of our Managers and Capital Maritime in the shipping industry;
•	the effective and efficient technical management of our vessels;
•	the strength of and growth in the number of our customer relationships;
•	continued and consistent support from our Managers at comparable rates;
•	the prevailing spot market rates and the number of our vessels which we may operate in the spot market;
•	our level of debt and the related interest expense and amortization of principal, including the impact of increased interest rates on our floating rate debt;
•	the ability to increase the size of our fleet and make additional acquisitions that are accretive to our shareholders;
•	our access to debt and equity financing, and the cost of capital required to acquire additional vessels or to implement our business strategy;
•	our ability to comply with maritime regulations and standards, including new environmental regulations and standards, and the costs associated therewith;
•	the costs associated with upcoming dry-docking of our vessels; and
•	regulatory developments, including the imposition of tariffs or penalties on vessels calling in key export or import ports such as the United States, EU and/or China.

Please read “Item 3. Key Information—D. Risk Factors” for a discussion of certain risks inherent in our business.

Factors to Consider When Evaluating Our Results

We believe it is important to consider the size and type of the vessels in our fleet when evaluating our results of operations. In 2024, we took delivery of four LNG/C vessels. We have agreed to acquire six additional latest generation LNG/C vessels and 10 other gas carriers, including four LCO2/multi gas and six LPG-ammonia carriers, to be delivered to the Company between the first quarter of 2026 and the third quarter of 2027. The weighted average number of vessels in our on the water fleet increased by 3.4 vessels during the year 2024 compared to the year 2023. As our fleet grows or as we dispose of our vessels, our results of operations reflect the contribution to revenue of, and the expenses associated with, a varying number of vessels over time, which may affect the comparability of our results year-on-year.

73	Table of Contents

Results of Operations

We have derived the following selected historical financial data for the years ended December 31, 2024, 2023 and 2022 from our Financial Statements. The table below should be read together with, and is qualified in its entirety by reference to, the Financial Statements. Our Financial Statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) as described in Note 2 (Significant Accounting Policies) to the Financial Statements. All numbers are in thousands of U.S. Dollars.

Income Statement Data:	2024	2023	2022

Revenues	$369,413	$241,767	$187,252
Expenses / (income), net:
Voyage expenses	10,547	12,213	13,145
Vessel operating expenses	55,353	41,726	30,544
Vessel operating expenses - related parties	9,550	6,780	5,301
General and administrative expenses	16,682	13,445	10,681
Vessel depreciation and amortization	86,156	54,866	41,042
Gain on sale of vessels	-	-	(47,275)
Impairment of vessel		11,157	-
Operating income, net	191,125	101,580	133,814
Other income / (expense), net:
Interest expense and finance cost	(139,831)	(95,743)	(45,631)
Other income / (expense), net	3,315	1,253	(1,855)
Total other expense, net	(136,516)	(94,490)	(47,486)
Net income from continuing operations	54,609	7,090	86,328
Net income from discontinued operations	139,025	40,118	39,093
Net income from operations	193,634	47,208	125,421

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Our results of operations for the years ended December 31, 2024 and 2023 differ primarily due to:

•	the net increase in the weighted average number of vessels in our on the water fleet by 3.4 vessels;
•	the net increase in the weighted average number of LNG/C vessels that are earning revenues and are incurring higher operating expenses compared to the rest of our on the water fleet by 3.8 vessels following the acquisitions of the LNG/C Axios II, LNG/C Assos, LNG/C Aktoras, and LNG/C Apostolos in the first half of 2024;
•	the net decrease in the weighted average number of container carrier and dry bulk vessels by 0.4 vessels following the disposal of the M/V Cape Agamemnon in the fourth quarter of 2023;
•	the impairment charge we recognized in the year 2023 of $11.2 million in connection with the sale of the M/V Cape Agamemnon; and
•	the increase in our average indebtedness and the increase in the weighted average interest on our long-term debt, which increased to 6.5% for the year 2024 from 6.3% for the year 2023.

Total Revenues

Total revenues, consisting of time, bareboat and voyage charter revenues, amounted to $369.4 million for the year ended December 31, 2024 compared to $241.8 million for the year ended December 31, 2023.

The increase of $127.6 million was primarily a result of the net increase in the weighted average number of vessels in our on the water fleet by 3.4 vessels during the year ended December 31, 2024.

74	Table of Contents

Time, bareboat and voyage charter revenues are mainly comprised of the charter hires received from unaffiliated third-party charterers and are generally affected by the number of vessel operating days, the weighted average number of vessels in our fleet and the charter rates.

For the year ended December 31, 2024, BP, Cheniere, Hapag-Lloyd, Hartree, and Qatar Energy Trading accounted for 21%, 15%, 12%, 11% and 11% of our revenues, respectively.

For information on the risks arising from a concentration of counterparties, see “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Operations—We currently derive all of our revenues from a limited number of charterers and the loss of any charterer or charter or vessel could result in a significant loss of revenues and cash flows.”

Please read “Item 4. Information on the Company—B. Business Overview—Our Fleet” and “—Our Charters” for information about the charters on our vessels, including daily charter rates.

Voyage Expenses

Total voyage expenses amounted to $10.5 million for the year ended December 31, 2024, compared to $12.2 million for the year ended December 31, 2023. The decrease of $1.7 million was primarily attributable to the fact that none of our vessels operated under voyage charter during the year ended December 31, 2024, compared to one vessel during the corresponding period in 2023.

Voyage expenses primarily consist of commissions, bunkers, port expenses and canal dues. Commissions are paid to shipbrokers for negotiating and arranging charter party agreements on our behalf. Voyage expenses incurred during time charters are paid for by the charterer, except for commissions, which are paid for by us. Voyage expenses incurred during voyage charters or off hire periods are paid for by us. Please also refer to Note 12 (Voyage Expenses and Vessel Operating Expenses) to the Financial Statements for information on the composition of our voyage expenses.

Vessel Operating Expenses

For the year ended December 31, 2024, our total vessel operating expenses amounted to $64.9 million compared to $48.5 million for the year ended December 31, 2023. The $16.4 million increase in total vessel operating expenses primarily reflects the increase in the number of vessels in our fleet during 2024.

Total vessel operating expenses for the year ended December 31, 2024 include expenses of $9.6 million incurred under the management agreements we have with our Managers, compared to $6.8 million during the year ended December 31, 2023.

See Note 12 (Voyage Expenses and Vessel Operating Expenses) to the Financial Statements for information on the composition of our vessel operating expenses.

General and Administrative Expenses

General and administrative expenses amounted to $16.7 million for the year ended December 31, 2024, compared to $13.4 million for the year ended December 31, 2023. The $3.3 million increase in general and administrative expenses was mainly attributable to costs incurred in connection with the Conversion and the amortization associated with our equity incentive plan.

General and administrative expenses include board of directors’ fees and expenses, audit and certain legal fees, compensation cost related to our Omnibus Incentive Compensation Plan and other fees related to the expenses of the publicly traded corporation, the amortization associated with our equity incentive plan and the cost of the Conversion.

Vessel Depreciation and Amortization

Depreciation and amortization amounted to $86.2 million for the year ended December 31, 2024, compared to $54.9 million for the year ended December 31, 2023. The $31.3 million increase in vessel depreciation and amortization primarily reflects the net increase in the number of vessels in our fleet and the higher average acquisition cost due to the LNG/C vessels acquisitions during the year ended December 31, 2024.

75	Table of Contents

Generally, depreciation is expected to increase if the weighted average number of vessels in our fleet and/or our average acquisition cost of new vessels increase.

Impairment of vessels

The Company did not recognize an impairment charge during the year ended December 31, 2024. On June 27, 2023, the Company agreed to sell the M/V Cape Agamemnon to an unaffiliated party. Upon reaching the agreement to sell, we considered that the vessel met the criteria to be classified as held for sale and measured the vessel at the lower of its carrying amount and fair value less the cost associated with the sale. Consequently, the Company recognized an impairment charge for the year ended December 31, 2023, of $11.2 million in total.

Interest expense and finance cost

Interest expense and finance costs amounted to $139.8 million for the year ended December 31, 2024, compared to $95.7 million for the year ended December 31, 2023. The increase of $44.1 million primarily reflects higher debt and interest costs incurred mainly as a result of higher average indebtedness and the increase in the weighted average interest rate for the year ended December 31, 2024, compared to 2023.

Interest expense and finance costs include interest expense, amortization of financing charges, commitment fees and bank charges.

The weighted average interest rate on the debt outstanding under our financing arrangements for the year ended December 31, 2024, was 6.5%, compared to 6.3% for the year ended December 31, 2023. Please also refer to Note 8 (Long-Term Debt) to our Financial Statements.

Net Income

Net income from continuing operations for the year ended December 31, 2024 amounted to $54.6 million compared to $7.1 million for the year ended December 31, 2023.

Year Ended December 31, 2023, Compared to Year Ended December 31, 2022

Our results of operations for the years ended December 31, 2023 and 2022 differ primarily due to:

•	the net increase in the weighted average number of vessels in our on the water fleet by 2.0 vessels;
•	the net increase in the weighted average number of LNG/C vessels which are earning revenues and are incurring operating expenses at a higher rate compared to the rest of our fleet by 0.9 vessels following the acquisition of the LNG/C Asterix I in February 2023 and of the LNG/C Amore Mio I in December 2023;
•	the net increase in the weighted average number of container carrier and dry bulk vessels by 1.1 vessels following the acquisitions of the M/V Itajai Express in January 2023 and the M/V Buenaventura Express in June 2023 partly offset by the sales of the M/V Agamemnon and the M/V Archimidis, in July 2022, and the sale of the M/V Cape Agamemnon in November 2023;
•	the increase in our average indebtedness and the increase in the weighted average interest on our long-term debt, which increased to 6.3% for the year 2023 from 4.0% for the year 2022; and
•	the impairment charge we recognized in the year 2023 in connection with the sale of the M/V Cape Agamemnon as opposed to the gain on sale of vessel we recognized in the year 2022 in connection with the sale of the M/V Agamemnon and the M/V Archimidis.

Total Revenues

Total revenues, consisting of time and voyage charter revenues, amounted to $241.8 million for the year ended December 31, 2023, compared to $187.3 million for the year ended December 31, 2022.

The increase of $54.5 million was primarily a result of the net increase in the weighted average number of vessels in our on the water fleet by 2.0 vessels during the year ended December 31, 2023, and the higher charter rates earned by our vessels on average during the year 2023 compared to the year 2022.

76	Table of Contents

Time and voyage charter revenues are mainly comprised of the charter hires received from unaffiliated third-party charterers and are generally affected by the number of vessel operating days, the weighted average number of vessels in our fleet and the charter rates.

For the year ended December 31, 2023, BP, Cheniere, Hapag-Lloyd, Hartree and Engie accounted for 31%, 23%, 15%, 15% and 10% of the Company’s revenues, respectively.

Voyage Expenses

Total voyage expenses amounted to $12.2 million for the year ended December 31, 2023, compared to $13.1 million for the year ended December 31, 2022. The decrease of $0.9 million was primarily attributable to the sale of M/V Cape Agamemnon which was employed under voyage charters during both the year 2023 and 2022. In addition, we incurred increased voyage expenses as a result of the heightened inflation experienced in 2022 and 2023.

Voyage expenses primarily consist of bunkers, port expenses, canal dues and commissions. Commissions are paid to shipbrokers for negotiating and arranging charter party agreements on our behalf. Voyage expenses incurred during time charters are paid for by the charterer, except for commissions, which are paid for by us. Voyage expenses incurred during voyage charters or off-hire periods are paid for by us. Please also refer to Note 12 (Voyage Expenses and Vessel Operating Expenses) to the Financial Statements for information on the composition of our voyage expenses.

Vessel Operating Expenses

For the year ended December 31, 2023, our total vessel operating expenses amounted to $48.5 million compared to $35.8 million for the year ended December 31, 2022. The $12.7 million increase in total vessel operating expenses primarily reflects the increase in the number of vessels in our fleet during 2023 including the LNG/C vessels which are incurring higher operating expenses compared to the rest of our fleet. In addition, we incurred increased vessel operating expenses as a result of the heightened inflation experienced in 2022 and 2023.

Total vessel operating expenses for the year ended December 31, 2023, include expenses of $6.8 million incurred under the management agreements we have with our Managers, compared to $5.3 million during the year ended December 31, 2022.

See Note 12 (Voyage Expenses and Vessel Operating Expenses) to the Financial Statements for information on the composition of our vessel operating expenses.

General and Administrative Expenses

General and administrative expenses amounted to $13.4 million for the year ended December 31, 2023, compared to $10.7 million for the year ended December 31, 2022. The $2.7 million increase in general and administrative expenses was mainly attributable to costs incurred in connection with our agreement to acquire the Newbuild LNG/C Vessels pursuant to the Umbrella Agreement.

General and administrative expenses include board of directors’ fees and expenses, audit and certain legal fees, compensation costs related to our Omnibus Incentive Compensation Plan and other fees related to the expenses of the publicly traded Company.

Gain on sale of vessels

We did not recognize a gain on the sale of vessels during the year ended December 31, 2023, compared to $47.3 million recognized in the year 2022 in connection with the sale of the M/V Archimidis and the M/V Agamemnon in July 2022.

Vessel Depreciation and Amortization

Depreciation and amortization amounted to $54.9 million for the year ended December 31, 2023, compared to $41.0 million for the year ended December 31, 2022. The $13.9 million increase in vessel depreciation and amortization primarily reflects the net increase in the number of vessels in our fleet and the higher average acquisition cost of the LNG/C vessels during the year ended December 31, 2023.

77	Table of Contents

Generally, depreciation is expected to increase if the weighted average number of vessels in our fleet and/or our average acquisition cost of new vessels increases.

Impairment of vessel

On June 27, 2023, the Company agreed to sell the M/V Cape Agamemnon, to unaffiliated parties. Upon reaching the agreement to sell, the Company considered that the vessel met the criteria to be classified as held for sale and measured the vessel at the lower of its carrying amount and fair value less the cost associated with the sale. Consequently, the Company recognized an impairment charge for the year ended December 31, 2023, of $11.2 million. The Company did not recognize an impairment charge during the year ended December 31, 2022.

Interest expense and finance cost

Interest expense and finance cost amounted to $95.7 million for the year ended December 31, 2023, compared to $45.6 million for the year ended December 31, 2022. The increase of $50.1 million primarily reflects higher debt and interest costs incurred mainly as a result of higher average indebtedness and the increase in the weighted average interest rate for the year ended December 31, 2023, compared to 2022.

The weighted average interest rate on the debt outstanding under our financing arrangements for the year ended December 31, 2023, was 6.3%, compared to 4.0% for the year ended December 31, 2022. Please also refer to Note 8 (Long-term debt) to our Financial Statements included elsewhere herein.

Interest expense and finance costs include interest expense, amortization of financing charges, commitment fees and bank charges.

Net Income

Net income from continuing operations for the year ended December 31, 2023, amounted to $7.1 million compared to $86.3 million for the year ended December 31, 2022.

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

As of December 31, 2024, total cash and cash equivalents (including restricted cash) were $336.5 million. Restricted cash under our financing arrangements amounted to $22.5 million. See also “—Borrowings (Financing Arrangements)” below for information regarding our financing arrangements.

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

Future minimum charter hire receipts, excluding any profit share revenue that may arise, based on non-cancellable time charter contracts, as of December 31, 2024 were:

78	Table of Contents

Year ending December 31,	Amount
2025	$400,907
2026	341,383
2027	296,080
2028	287,108
2029	268,813
Thereafter	654,386
Total	$2,248,677

Because we generally distribute all of our cash on hand at the end of each quarter after provision for reserves, we generally rely upon external financing sources, including bank borrowings and equity and debt securities offerings, to fund replacement, expansion and investment capital expenditures, and to refinance or repay outstanding indebtedness.

Our ability to maintain and grow our asset base, including through further dropdown opportunities from Capital Maritime and its affiliates or acquisitions from third parties, and to pay or increase our dividends as well as to maintain a strong balance sheet depends on, among other things, our ability to obtain required financing, access financial markets and refinance part or all of our existing indebtedness on commercially acceptable terms.

Subject to our ability to obtain required financing and access financial markets, we expect to continue to evaluate opportunities to acquire vessels and businesses.

As of December 31, 2024, total shareholders’ equity amounted to $1,342.9 million, an increase of $168.0 million compared to $1,174.9 million as of December 31, 2023. The increase reflects net income of $193.6 million for the twelve months to December 31, 2024, the amortization associated with the equity incentive plan of $6.9 million and other comprehensive gain of $1.3 million relating to the net effect of the cross-currency swap agreement we designated as an accounting hedge, partly offset by distributions declared and paid during the period in total amount of $33.8 million.

On November 13, 2023, we entered into the Umbrella Agreement with Capital Maritime and CGP LLC, which provides for the acquisition by the Company of the Newbuild LNG/C Vessels from Capital Maritime for a total acquisition price of $3,130.0 million. On December 21, 2023, we closed the Umbrella Agreement and entered into 11 Vessel SPAs to acquire 100% of the equity interests in each vessel-owning company of the Newbuild LNG/C Vessels. We closed the Vessel SPA for the LNG/C Amore Mio I concurrently with the closing of the Umbrella Agreement.

Upon entry into the Vessel SPAs for the Initial Vessels, namely the LNG/C vessels Axios II, Assos, Apostolos, Aktoras, Archimidis and Agamemnon, we paid to Capital Maritime a deposit of $174.4 million, or 10% of the aggregate acquisition price of such Initial Vessels. We closed the Vessel SPAs for the LNG/C Axios II, LNG/C Assos, LNG/C Aktoras, and LNG/C Apostolos in the first half of 2024 and we expect to complete the remaining acquisitions of each of the vessel-owning companies of the Initial Vessels upon each vessel’s delivery from Hyundai. The remaining purchase price with respect to each Initial Vessel will be paid upon delivery of such vessel and closing of the applicable Vessel SPA, with a total of $486.0 million remaining due for the Initial Vessels.

Upon entry into the Vessel SPAs for the Remaining Vessels, namely the LNG/C Alcaios I, Antaios I, Athlos and Archon, the Company paid Capital Maritime $138.1 million to acquire 100% of the equity interests in each of the vessel-owning companies of such Remaining Vessels, which are expected to be delivered to the Company between the third quarter of 2026 and the first quarter of 2027. In addition to $162.1 million that we have paid to-date, we expect to pay an additional amount of $582.3 million to Hyundai in pre-delivery and delivery installments for the Remaining Vessels.

On June 3, 2024, we announced an investment in the Gas Fleet for a total amount of $756.0 million, with expected deliveries between the first quarter of 2026 and the third quarter of 2027. On June 17, 2024, and upon entry into 10 separate share purchase agreements with Capital Maritime, we paid to Capital Maritime $74.7 million to acquire 100% of the equity interests in each of the vessel-owning companies of the Gas Fleet, representing advances made to the shipyards by Capital Maritime under certain of the ship building contracts and a premium of $11.5 million.

The following table contains details of our commitments relating to acquisitions of vessels and vessels under construction:

79	Table of Contents

	In millions of United States Dollars $
Year ending December 31,	Initial Vessels	Remaining Vessels	Gas Fleet	Total
2025	-	126.1	105.3	231.4
2026	486.0	375.5	350.3	1,211.8
2027	-	307.2	172.1	479.3
Total	$486.0	$808.8	$627.7	$1,922.5

Subject to shipping, charter and financial market developments, we believe that our working capital is sufficient to meet our existing liquidity needs for at least the next 12 months from December 31, 2024.

For more information on our anticipated future cash requirements and resources please refer to Note 8 (Long-Term Debt) and Note 17 (Commitments and Contingencies) to our Financial Statements.

Cash Flows

The following table summarizes our cash and cash equivalents provided by / (used in) operating, financing and investing activities from continuing operations for the years presented below, in millions.

	2024	2023	2022
Net Cash Provided by Operating Activities of Continuing Operations	$194.5	$90.5	$99.6
Net Cash Used in Investing Activities of Continuing Operations	$(1,201.2)	$(431.1)	$(12.7)
Net Cash Provided by Financing Activities of Continuing Operations	$742.3	$341.3	$81.7

Net Cash Provided by Operating Activities of Continuing Operations

Net cash provided by operating activities of continuing operations was $194.5 million for the year ended December 31, 2024 compared to $90.5 million for the year ended December 31, 2023. The increase of $104.0 million was mainly attributable to the increase in revenues due to the net increase in the average number of vessels in our fleet and the increase in trade payables and accrued and other liabilities, partly offset by the increase in inventories, the increase in revenue received in advance and the increase in interest expense and finance costs.

Net cash provided by operating activities was $90.5 million for the year ended December 31, 2023, compared to $99.6 million for the year ended December 31, 2022. The decrease of $9.1 million was mainly attributable to the increase in interest expense and finance costs and operating expenses, the increase in trade and other receivables partly offset by the increase in our revenues, the decrease in prepayments and other assets, the decrease in inventories and the increase in trade payables and other payables.

Net Cash Used in Investing Activities of Continuing Operations

Net cash used in investing activities of continuing operations refers primarily to cash used for vessel acquisitions, amounts paid for vessels under construction and improvements, partly offset by proceeds from the sale of vessels.

Net cash used in investing activities of continuing operations for the year ended December 31, 2024, amounted to $1,201.2 million. During the year ended December 31, 2024, we paid $948.8 million to acquire the shares of the companies owning the LNG/C Axios II, the LNG/C Aktoras, the LNG/C Apostolos, and the LNG/C Assos and we paid advances for vessels under construction of $249.9 million, paid $2.3 million for vessel improvements and $0.2 million for expenses relating to the sale of vessels.

Net cash used in investing activities of continuing operations for the year ended December 31, 2023, amounted to $431.1 million. During the year ended December 31, 2023 we paid $233.0 million for the acquisition of the shares of the companies owning the M/V Itajai Express and the M/V Buenaventura Express, $218.0 million for the acquisition of the LNG/C Asterix I and $0.6 million for vessel improvements partly offset by net proceeds of $20.5 million received from the sale of the M/V Cape Agamemnon.

80	Table of Contents

Net cash used in investing activities of continuing operations for the year ended December 31, 2022, amounted to $12.7 million. During the year 2022, we paid $115.0 million to acquire the shares of the company owning the M/V Manzanillo Express, we paid $24.0 million in advance for the acquisition of the M/V Itajai Express, the M/V Buenaventura Express and the LNG/C Asterix I which were delivered in 2023, and $0.8 million for vessel improvements, partly offset by $127.1 million of net proceeds received from the sale of the M/V Archimidis and the M/V Agamemnon.

Net Cash Provided by Financing Activities of Continuing Operations

Net cash provided by financing activities of continuing operations for the year ended December 31, 2024, was $742.3 million representing cash proceeds of $1,582.0 million from the issuance of eight new financing arrangements that we entered into in order to partly finance the acquisition of the shares of the companies owning the LNG/C Axios II, the LNG/C Apostolos, the LNG/C Aktoras, the LNG/C Assos, and the refinancing of the LNG/C Apostolos, the LNG/C Arisitidis I, the LNG/C Attalos and the LNG/C Asklipios partly offset by the amounts we paid:

•	$115.9 million for scheduled principal payments on our financing arrangements;
•	$541.8 million representing the amounts we repaid on the re-financings of the LNG/C Apostolos, the LNG/C Arisitidis I, the LNG/C Attalos and the LNG/C Asklipios;
•	$134.8 million representing the full repayment of the Seller’s Credit;
•	$12.9 million in financing and offering costs;
•	$0.5 million of costs related to the Rights Offering; and
•	$33.8 million of dividends to our shareholders.

Net cash provided by financing activities of continuing operations for the year ended December 31, 2023, was $341.3 million representing mainly cash proceeds of $392.0 million from three new financing arrangements that we entered into in order to partly finance the acquisition of the shares of the companies owning the M/V Itajai Express, the LNG/C Asterix I and the M/V Buenaventura Express and $45.0 million of net proceeds from the issuance of units under the Rights Offering, partly offset by $3.8 million of financing costs paid, $75.5 million of scheduled principal payments, $4.1 million paid to acquire common units under our Unit Repurchase Program and $12.2 million of dividends to our unit holders.

Net cash used in financing activities of continuing operations for the year ended December 31, 2022, was $81.7 million representing mainly cash proceeds of $206.3 million from the issuance of €100.0 million ($101.3 million) Bonds in July 2022 and the drawdown of $105.0 million of a new credit facility to partly finance the acquisition of the M/V Manzanillo Express in October 2022, partly offset by $4.3 million of financing costs paid, $102.1 million paid on scheduled principal payments for the year, debt repayments in connection with the sale of the M/V Archimidis and the M/V Agamemnon, the repayment in full of our 2017 credit facility and the repayment of our seller’s credit, $12.2 million of dividends paid to our common unit holders and $5.9 million paid to acquire common units under our repurchase program.

Borrowings (Financing Arrangements)

Our long-term borrowings are reflected in our balance sheet in non-current liabilities as “Long-term debt, net” and in current liabilities as “Current portion of long-term debt, net”.

As of December 31, 2024 and 2023 our total borrowings were $2,598.3 million and $1,690.4 million respectively. See Note 8 (Long-Term Debt) to our Financial Statements for further discussion of our long-term debt.

For the year 2024:

The 2024 Bocomm – LNG/C Asklipios and the 2024 Bocomm – LNG/C Attalos Sale and Lease Backs

On August 23, 2024, we entered into two separate sale and lease back agreements with subsidiaries of the Bank of Communications Financial Leasing Co., Ltd (“Bocomm”) for the LNG/C Asklipios and the LNG/C Attalos, for an amount of $162.5 million each with the purpose of refinancing the then outstanding balance of both vessels of $250.4 million under the sale and lease back arrangements that the companies owning the vessels had entered into with CMB Financial Leasing Co., Ltd (“CMBFL”) in 2021. The new sale and lease back agreements have remaining duration, starting from August 29, 2024, when the refinancing was completed, of seven years.

81	Table of Contents

The 2024 – LNG/C Aristidis I credit facility and 2021 LNG/C Aristidis I credit facility

Upon the acquisition of the LNG/C Aristidis I on December 16, 2021, we assumed the respective debt previously incurred by the seller, of $123.0 million, under a syndicate credit facility led by ING. On June 25, 2024, the vessel-owning company of the LNG/C Aristidis I entered into a new credit facility with NBG, of up to $155.0 million, mainly for the full repayment of the 2021 LNG/C Aristidis I credit facility. We are acting as a parent guarantor and the facility has a duration of seven years. We drew down the full amount of the facility on June 26, 2024. On June 28, 2024, we fully repaid $99.4 million of the 2021 LNG/C Aristidis I credit facility using proceeds from the 2024 – LNG/C Aristidis I credit facility. The 2021 LNG/C Aristidis I credit facility had a maturity in December 2027.

The 2024 – LNG/C Apostolos Jolco and 2024 – LNG/C Apostolos credit facility

On June 20, 2024, the vessel-owning company of the LNG/C Apostolos entered into a new credit facility with BNP, of up to $192.0 million, for the purpose of partially financing the construction of the vessel. During June 2024 we drew down the full amount of the facility. On June 25, 2024, the vessel-owning company of the LNG/C Apostolos entered into a new sale and lease back agreement, of up to $240.0 million, for the purpose of full repayment of the 2024 – LNG/C Apostolos credit facility. The sale and lease back agreement has a duration of eight years. On July 16, 2024, we drew down the full amount of 2024 – LNG/C Apostolos Jolco and we fully repaid the 2024 – LNG/C Apostolos credit facility using proceeds from the 2024 – LNG/C Apostolos Jolco.

The 2024 – LNG/C Aktoras credit facility

On May 31, 2024, the vessel-owning company of the LNG/C Aktoras entered into a new credit facility with Piraeus, of up to $240.0 million, for the purpose of partially financing the construction of the vessel. We are acting as a parent guarantor. During June 2024, we drew down the full amount of the facility. The facility has a duration of seven years.

The 2021 Bocomm

On May 14, 2024, we agreed with Bocomm to amend certain of the terms included in two separate sale and lease back agreements that the companies owning the vessels LNG/C Aristos I and the LNG/C Aristarchos had entered into with Bocomm in 2021. Specifically, effective from May 2024, we agreed to reduce the interest paid on the outstanding amount and extended the maturity for both agreements by two years. We entered into the initial agreements upon the acquisition of the LNG/C Aristos I and the LNG/C Aristarchos on September 3, 2021 and we then assumed indebtedness of $148.9 million and $155.4 million, respectively, under the respective sale and lease back transactions. The agreements had initial maturity on October 2027 and May 2028, respectively

The 2023 – LNG/C Assos Jolco

On December 22, 2023, we entered into a new sale and lease back agreement of up to $240.0 million, for the purpose of partially financing the acquisition of the shares of the vessel-owning company of the LNG/C Assos. The full amount of the sale and lease back agreement was drawn in May 2024. The agreement has a duration of eight years.

The 2024 – LNG/C Axios II credit facility

On December 20, 2023, the vessel-owning company of the LNG/C Axios II entered into a new credit facility with ING, of up to $190.0 million, for the purpose of partially financing the construction of the vessel. We are acting as a parent guarantor. We drew down the full amount of the facility on January 2, 2024, upon the completion of the acquisition of the vessel from Capital Maritime. The facility has a duration of seven years.

The Seller’s Credit

On December 21, 2023, upon closing of the Umbrella Agreement we entered into the Seller’s Credit with Capital Maritime, in an amount of up to $220.0 million in order to finance a portion of the purchase price of the Newbuild LNG/C Vessels. The Seller’s Credit provides for interest at a rate of 7.5% per annum and has a maturity date of June 30, 2027. On January 2, 2024, upon the delivery of the LNG/C Axios II, we utilized $92.6 million under the Seller’s Credit. On February 28, March 11 and April 24, 2024, after the deliveries of the M/V Long Beach Express, the M/V Akadimos and the M/V Athenian, to their new owners, we repaid the amounts outstanding under the Seller’s Credit of $12.8 million, $40.0 million and $39.8 million, respectively, leaving the remaining unutilized amount at $127.4 million. Following the sales of the M/V Athos (April 22, 2024), the M/V Seattle Express (April 26, 2024), the M/V Aristomenis (May 3, 2024) and the M/V Fos Express (May 3, 2024), the unutilized amount under the Seller’s Credit was automatically reduced by $85.2 million to $42.2 million. On June 5 and June 28, 2024, upon the deliveries of the LNG/C Aktoras and the LNG/C Apostolos, we utilized the remaining unutilized amount of $42.2 million, which we subsequently repaid in full on November 26, 2024, following the delivery of the M/V Hyundai Premium to its new owner. As of December 31, 2024 there were no amounts outstanding or unutilized under the Seller’s Credit.

82	Table of Contents

For the year 2023:

The 2023 CMBFL - LNG/C AMI

On December 21, 2023, we assumed the 2023 CMBFL - LNG/C AMI, consisting of a $196.3 million sale and leaseback transaction for the purpose of partially financing the acquisition of the shares of the company owning the LNG/C Amore Mio I. The agreement has a tenor of 10 years from issuance and offers the option to repurchase the vessel at a predetermined price after the first anniversary of the arrangement, together with a purchase obligation of $98.2 million at the expiration of the lease in October 2033.

The 2023 Credit Facility

On June 13, 2023, we entered into a new syndicated credit facility led by Cathay United Bank for up to $100.0 million for the purpose of partially financing the acquisition of the M/V Buenaventura Express. The full amount of the facility was drawn on June 15, 2023. It has a duration of eight years.

The 2023 CMBFL - LNG/C

On February 7, 2023, we entered into the 2023 CMBFL - LNG/C, with CMBFL, consisting of up to $184.0 million of available funds, for the purpose of partially financing the acquisition of the shares of the company owning the LNG/C Asterix I. The full amount of the sale and lease back agreement was drawn on February 17, 2023. It has a duration of 10 years.

The 2022 Jolco

On December 23, 2022, we entered into a sale and lease back agreement for up to $108.0 million for the purpose of partially financing the acquisition of the shares of the company owning the M/V Itajai Express. The full amount of the sale and lease back agreement was drawn on January 6, 2023. It has a duration of eight years.

Senior Unsecured Bonds

On October 20, 2021, the wholly owned subsidiary of the Company, CPLP PLC, issued €150.0 million of senior unsecured bonds in Greece. The Bonds are guaranteed by the Company, mature in October 2026 and have a coupon of 2.65%, payable semi-annually. The trading of the Bonds on the Athens Stock Exchange commenced on October 25, 2021.

On July 22, 2022, the wholly owned subsidiary of the Company, CPLP PLC, issued €100.0 million of senior unsecured bonds in Greece. The Bonds are guaranteed by the Company, mature in July 2029 and have a coupon of 4.40%, payable semi-annually. The trading of the Bonds on the Athens Stock Exchange commenced on July 27, 2022.

On December 2, 2021 we entered into a cross-currency swap agreement with Piraeus exchanging €120.0 million with $139.7 million paying a fixed annual rate of 3.66%. The agreement’s effective date is October 21, 2021 and its maturity date is October 21, 2025.

On December 13, 2021, we entered into a cross-currency swap agreement with Alpha Bank SA exchanging €30.0 million with $34.9 million paying a fixed annual rate of 3.69%. The agreement’s effective date is October 21, 2021 and its maturity date is October 21, 2025.

83	Table of Contents

On August 4, 2022, we entered into a cross-currency swap agreement with Piraeus exchanging €100.0 million with $101.8 million paying a fixed annual rate of 6.55%. The agreement’s effective date is July 26, 2022 and its maturity date is July 26, 2029.

The required annual payments to be made subsequently to December 31, 2024, with reference to our financing arrangements are as follows:

For the year ending December 31,	In millions
2025	$132.5
2026	290.1
2027	118.2
2028	193.1
2029	304.5
Thereafter	1.559.9
Total	$2,598.3

Our financing arrangements, other than the Bonds, contain customary ship finance covenants, including restrictions as to changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness and the mortgaging of vessels.

Our financing arrangements including the Bonds also contain financial covenants:

•	to maintain minimum free consolidated liquidity of at least $0.5 million per collateralized vessel;
•	to maintain a ratio of EBITDA (as defined therein) to net interest expense of at least 2.00 to 1.00 on a trailing four quarter basis; and
•	not to exceed a specified maximum leverage ratio in the form of a ratio of total net indebtedness to (fair value adjusted) total assets of 0.75.

In addition, the Bonds require that:

•	we maintain a pledged DSRA with a minimum balance €0.1 million;
•	we deposit to the DSRA 50% of any cash dividends to shareholders exceeding $20.0 million per annum, capped at 1/3 of the par value of the Bonds outstanding at the time; and
•	if our MVAN falls below $300.0 million then to deposit to the DSRA the difference between the MVAN and the $300.0 million (capped to 1/3 of the par value of the Bonds outstanding).

Furthermore, all our financing arrangements other than the Bonds provide that:

•	we are required to maintain a minimum security coverage ratio, usually defined as the ratio of the market value of the collateralized vessels or vessel and net realizable value of additional acceptable security to the respective outstanding amount under the applicable financing arrangement between 110% and 125%;
•	the vessel-owning subsidiaries may pay dividends or make distributions provided that no event of default has occurred and the payment of such dividend or distribution does not result in an event of default, including a breach of any of the financial covenants; and
•	the earnings, insurances and requisition compensation of the vessels are required to be assigned as collateral and additional security, including pledge and charge on current account, corporate guarantee from each of the vessel-owning subsidiaries and mortgage interest insurance, is also required.
84	Table of Contents

These financing arrangements are secured by first-priority mortgages over all our vessels and are guaranteed by each vessel-owning subsidiary and contain a “Market Disruption Clause,” which the lenders may unilaterally trigger, requiring us to compensate the lenders for any increases to their funding costs caused by disruptions to the market.

As of December 31, 2024, we were in compliance with all financial debt covenants under all our financing arrangements.

Our ability to comply with the covenants and restrictions contained in our financing arrangements may be affected by events beyond our control, including prevailing economic, financial and industry conditions, interest rate developments, changes in the funding costs of our financing institutions and changes in vessel earnings and asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our financing arrangements, or if we trigger a cross-default currently contained in our financing arrangements, we may be forced to suspend our dividends, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us (if any) may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under certain of our credit facilities are secured by our vessels or through the ownership of the vessels, and if we are unable to repay, or otherwise default on, our financing arrangements, the lenders could seek to take control of these assets.

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

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on, among other things, the demand and supply dynamics characterizing the LNG/C, other gas carriage, wider energy transition gas and container markets at the time of chartering a vessel, please also refer to “Item 3. Key Information—D Risk Factors—Risks Related to Our Industry”. For other trends affecting our business please see other discussions in “—A. Operating Results” above.

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

Impairment

The carrying value of each of our vessels represents its original cost (contract price, initial expenditures and improvements) at the time of delivery or purchase less accumulated depreciation or impairment charges. The carrying values of our vessels and charters attached, may not represent their fair market value at any point in time since the market prices of second-hand vessels and charters attached tend to fluctuate with changes in charter rates and the cost of newbuilds.

85	Table of Contents

Our estimates of basic market value used in the identification of impairment indicators assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind. Our estimates are based on the average of two estimated market values for the vessels and the charters attached, received from third-party independent shipbrokers approved by our financing providers. Vessel values are highly volatile. Accordingly, our estimates may not be indicative of the current or future basic market value of the vessels or prices that could be achieved if the vessels were to be sold.

In case an impairment indicator exists for any of our vessels, we perform undiscounted cash flow tests, as an impairment analysis, in which we make estimates and assumptions relating to determining the projected undiscounted net operating cash flows by considering the following:

-	the charter revenues from existing time charters for the fixed fleet days (our remaining charter agreement rates);
-	vessel operating expenses;
-	dry-docking expenditures;
-	an estimated gross daily time charter rate for the unfixed days (based on the ten-year historical average of time charters with duration of one year) over the remaining economic life of each vessel, excluding days of scheduled off-hires;
-	residual value of vessels;
-	commercial and technical management fees;
-	a utilization rate based on the fleet’s historical performance; and
-	the remaining estimated life of our vessels.

As of December 31, 2024 and 2023, the carrying amount of each vessel, including the book value of the attached time charter, if any, in our fleet did not exceed its respective charter-attached market value. Accordingly, no undiscounted cash flow tests were required to be performed for any of our vessels, and, as a result, this is not considered a critical accounting estimate.

86	Table of Contents

Item	6. Directors, Senior Management and Employees.

Management of Capital Clean Energy Carriers Corp.

Our board of directors has appointed officers of the Company who provide services to us pursuant the Executive Services Agreement with CGP LLC. These officers are not required to work full-time on our affairs and may also work for Capital Maritime and/or its affiliates. For example, our Chief Executive Officer, Chief Financial Officer and Chief Commercial Officer are also executive officers or employees of Capital Maritime, Capital Ship Management and/or their respective affiliates. Capital Maritime and our Managers each conduct substantial businesses and activities of their own in which we have no economic interest.

Pursuant to our Articles of Incorporation and the Bylaws, our board of directors consists of eight directors, a majority of which will be “independent” in accordance with Nasdaq rules. All directors are elected by majority vote of the holders of common shares (including Capital Maritime and its affiliates), other than in a contested election, in which the election of directors is by a plurality vote.

Pursuant to the Shareholders’ Agreement, until Capital Maritime and its affiliates cease to own at least 25% of the outstanding common shares, Capital Maritime and its affiliates will have the right to nominate three out of the eight directors to our board of directors. If the holdings of Capital Maritime and its affiliates fall below 25% but remain above 15% of the outstanding common shares, Capital Maritime and its affiliates thereafter will have the right to nominate two out of eight directors. If the holdings of Capital Maritime and its affiliates fall below 15% but remain above 5% of the outstanding common shares, Capital Maritime and its affiliates thereafter will have the right to nominate one out of eight directors. If the holdings of Capital Maritime and its affiliates fall below 5%, Capital Maritime thereafter will no longer have any rights to nominate directors. The remaining members of the board will be nominated by our Nominating Committee. For so long as Capital Maritime and its affiliates have the right to nominate at least one director pursuant to the Shareholders’ Agreement, we are required to include, and shall cause our Nominating Committee to include, any such nominee designated by Capital Maritime and its affiliates in the slate of nominees recommended by the Nominating Committee to holders of common shares for election to our board of directors. In addition, for so long as Capital Maritime and its affiliates have the right to nominate at least one director pursuant to the Shareholders’ Agreement, Capital Maritime and its affiliates have agreed not to designate individuals for nomination to our board of directors (nor participate in nominating, nor encourage any other person to recommend or propose for nomination, any individuals to our board of directors) other than pursuant to its nomination rights under the Shareholders’ Agreement or otherwise with the approval of the Nominating Committee.

At our annual general meeting of shareholders held on December 5, 2024, Keith Forman, Gerasimos (Jerry) Kalogiratos, Gurpal Grewal, Atsunori Kozuki, Rory Hussey, Abel Rasterhoff, Eleni Tsoukala and Dimitris P. Christacopoulos were re-elected to serve as directors until the 2025 annual general meeting of shareholders, and until their successors are elected and qualified.

87	Table of Contents

A.	Directors and Senior Management.

Set forth below are the names, ages and positions of our directors and our executive officers as of the date of this Annual Report.

Name	Age	Position	Position
Keith Forman	66	Director and Chairman of the Board	Audit (Chair); Conflicts; Compensation; ESG (Chair)
Gerasimos (Jerry) Kalogiratos(1)	47	Director and Chief Executive Officer	Nominating; ESG
Gurpal Grewal(1)	78	Director	—
Atsunori Kozuki(1)	65	Director	ESG
Rory Hussey	73	Director	Audit; Conflicts; Compensation; Nominating (Chair)
Abel Rasterhoff	85	Director	Audit; Compensation
Eleni Tsoukala	47	Director	Audit; Conflicts; Compensation; Nominating (Chair)
Dimitris P. Christacopoulos	55	Director	Audit; Conflicts (Chair); Nominating
Nikolaos Kalapotharakos	50	Chief Financial Officer	—
Nikolaos Tripodakis	37	Chief Commercial Officer	—

(1)	Nominated by Capital Maritime and its affiliates.

Biographical information with respect to each of our directors, our director nominees and our executive officers is set forth below. The business address for our executive officers is 3 Iassonos Street Piraeus, 18537 Greece.

Keith Forman, Director and Chairman of the Board.

Mr. Forman is the chairman of our board of directors and a member of the audit committee, conflicts committee, compensation committee and ESG committee. Mr. Forman joined our Board of Directors on April 3, 2007. From July 2022 until December 2023, Mr. Forman acted as a senior advisor to Kayne Anderson Capital Advisors, an alternative investment management firm focused on energy infrastructure and renewables. Mr. Forman served in a similar role at Industry Funds Management, an Australian fund manager investing in infrastructure projects worldwide, from 2012 to 2023. In January 2020, Mr. Forman began a fellowship at Harvard University’s Advanced Leadership Initiative which ended on December 31, 2021. Mr. Forman has held a number of executive, director and advisory positions at investment companies and publicly traded limited partnerships throughout his career. Between December 2014 and December 2017, Mr. Forman served as president and chief executive officer of the now discontinued Rentech, Inc. Mr. Forman also served as a director of the general partner of CVR Partners between April 2016 and April 2017. Between November 2007 and March 2010, Mr. Forman was a partner and chief financial officer of Crestwood Midstream Partners, a private equity-backed investment partnership active in the midstream energy market. Prior to his tenure at Crestwood, Mr. Forman was senior vice president, finance for El Paso Corporation, vice president of El Paso Field Services, and from 1992 to 2003, chief financial officer of GulfTerra Energy Partners L.P., a publicly traded limited partnership. Mr. Forman holds a B.A. degree in economics and political science from Vanderbilt University.

88	Table of Contents

Gerasimos (Jerry) Kalogiratos, Director (Nominated by Capital Maritime and its Affiliates) and Chief Executive Officer.

Mr. Kalogiratos was appointed as the Chief Executive of CGP LLC in June 2015 and, in connection with the Conversion, was appointed as our Chief Executive Officer on the Effective Date. He currently serves on the ESG committee and nominating committee. He had also previously served as Chief Financial Officer of CGP LLC until February 28, 2018, when he was succeeded by Mr. Nikolaos Kalapotharakos. He joined our board of directors in December 2014. Mr. Kalogiratos joined Capital Maritime & Trading Corp. in 2005 and was part of the team that completed the IPO of Capital Product Partners L.P. in 2007. He has also served as Chief Financial Officer and director of NYSE-listed Crude Carriers Corp. before its merger with us in September 2011. He has over 20 years of experience in the shipping and finance industries, specializing in vessel acquisition and projects and shipping finance. Before he joined Capital Maritime, he worked in equity sales in Greece. He completed his MA in European Economics and Politics at the Humboldt University in Berlin and holds a B.A. degree in Politics, Philosophy and Economics from the University of Oxford in the United Kingdom and an Executive Finance degree from the London Business School. From March 2019 to July 2021, Mr. Kalogiratos served on the board of directors of NYSE listed Diamond S Shipping Inc. Mr. Kalogiratos also serves on the board of directors of CPLP PLC, the advisory committee of West P&I Club and the board of directors of the MERC Foundation.

Nikolaos Kalapotharakos, Chief Financial Officer.

Mr. Kalapotharakos was appointed as Chief Financial Officer of CGP LLC on February 28, 2018, and, in connection with the Conversion, was appointed as our Chief Financial Officer on the Effective Date. Mr. Kalapotharakos joined Capital Maritime in January 2016 as deputy Chief Financial Officer. He started his professional career in 2001 at PricewaterhouseCoopers (PwC) where he served as an external auditor specializing in shipping companies until 2007 before joining Globus Maritime Limited, a Nasdaq listed owner of dry bulk vessels, where he served as its financial controller until the end of 2015. Mr. Kalapotharakos holds a BSc in Economics and Social studies in Economics from the University of Wales, Aberystwyth U.K. and an MSc in Financial and Business Economics from the University of Essex U.K.

Nikolaos Tripodakis , Chief Commercial Officer.

Mr. Nikolaos Tripodakis was appointed as our Chief Commercial Officer in December 2024. Mr. Nikolaos Tripodakis has more than ten years of experience in LNG shipping, trading, and chartering. He served as an LNG trader and charterer at Hartree Partners in London where he developed the physical LNG freight portfolio. Previously, he worked at the LNG trading desk of Noble Group and prior to that, he facilitated the development of the LNG desk at Simpson, Spence & Young. He holds an MEng in Naval Architecture and Marine Engineering from the National Technical University of Athens and an MSc in Shipping, Trade and Finance from Bayes (formerly Cass) Business School, London.

Gurpal Grewal, Director (Nominated by Capital Maritime and its Affiliates).

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

Atsunori Kozuki, Director (Nominated by Capital Maritime and its Affiliates).

Mr. Atsunori Kozuki joined our board of directors on October 2, 2023 and he currently serves on the ESG committee. Mr. Kozuki served as Principal Project Developer and previously as General Manager for INPEX Corporation, in charge of LNG business development, marketing and shipping having established a solid LNG transportation stream for both Ichthys LNG Project and Prelude LNG Project. Mr. Kozuki has more than 36 years of experience in LNG business development, including shipping of 21 LNG carriers for chartering, owning and operation before he joined our Board of Directors. He started his career as Project Developer and then Project Manager for Nissho Iwai Corporation, where he developed new LNG projects between 1982 and 2002. From 1987 to 1990, he was a core member of the team that established an LNG Joint Venture with Pertamina. Before joining INPEX Corporation, Mr. Kozuki served from 2002 to 2003 as Executive Director and Officer of Nippon Colin Corporation and from 2003 to 2009 as a Director at Johnson & Johnson K.K., in charge of new business development and R&D in the medical sector. Mr. Kozuki possesses 4 patents including 2 business model patents. Mr. Kozuki holds an MSIA and an MBA from the Carnegie Mellon University School of Business and a B.A. degree in Economics from Keio University.

89	Table of Contents

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

Abel Rasterhoff, Director.

Mr. Rasterhoff joined our board of directors on April 3, 2007. He serves on the compensation committee and has been designated as the audit committee’s financial expert. Mr. Rasterhoff joined Shell International Petroleum Maatschappij in 1967, and worked for various entities of the Shell group of companies until his retirement from Shell in 1997. From 1981 to 1984, Mr. Rasterhoff was Managing Director of Shell Tankers B.V., Vice Chairman and Chairman-elect of the Dutch Council of Shipping and a Member of the Dutch Government Advisory Committee on the North Sea. From 1991 to 1997, Mr. Rasterhoff was Director and Vice President Finance and Planning for Shell International Trading and Shipping Company Limited. During this period he also served as a Board Member of the Securities and Futures Authority (SFA) in London. From February 1998 to 2004, Mr. Rasterhoff served as a member of the executive board and as Chief Financial Officer of TUI Nederland, the largest Dutch tour operator. From February 2001 to September 2001, Mr. Rasterhoff served as a member of the executive board and as Chief Financial Officer of Connexxion, the government owned public transport company. Mr. Rasterhoff was also on the Supervisory Board of SGR and served as an advisor to the trustees of the TUI Nederland Pension Fund. Mr. Rasterhoff served on the Capital Maritime Board as the chairman of the audit committee from May 2005 until his resignation in February 2007. Mr. Rasterhoff also served as a director and audit committee member of Aegean Marine Petroleum Network Inc., a company listed on the NYSE from December 2006 to May 2012. Mr. Rasterhoff holds a graduate business degree in economics from Groningen State University.

Eleni Tsoukala, Director.

Ms. Tsoukala was appointed to our Board of Directors on February 28, 2018 and serves on the audit committee, compensation committee, conflicts committee and nominating committee. Ms. Tsoukala is the managing partner and founder of Tsoukala & Partners Law Firm, a leading Greek business law firm. Her legal practice includes corporate advice in cross-border and domestic transactions. Between 2004 and 2007, Ms. Tsoukala served as legal advisor to the Greek Deputy Minister of Finance. Between 2001 and 2003, Ms. Tsoukala practiced at an international law firm in London. Ms. Tsoukala holds an LL.M. degree in International Business Law from University College London and an LL.B. degree from the University of Oxford and is a qualified attorney-at-law admitted to the bar in England and Greece.

Dimitris P. Christacopoulos, Director.

Mr. Christacopoulos joined our Board of Directors on September 30, 2011, following our merger with NYSE-listed Crude Carriers, where he had served as a director since 2010 and he currently serves on the audit committee, conflicts committee and nominating committee. Mr. Christacopoulos currently is a Senior Partner at Octane Management Consultants, the fastest growing Greek consulting firm. He specializes in the areas of corporate strategy, finance, and performance improvement, having led more than 500 assignments for leading organizations in Europe and the US. He started his professional career as an analyst in the R&D Department of a major food producer in Greece in 1992 before joining Booz Allen & Hamilton Consulting in 1995 in New York. He subsequently joined Barclays Capital as the Director for Strategic Planning in London from 1999 to 2002 at which time he became Director of Corporate Finance & Strategy at Aspis Group of Companies in Athens. In 2005, he joined Fortis Bank NV/SA as a Director in the Energy, Commodities and Transportation Group and until 2010 acted as the Deputy Country Head for Greece, setting up the bank’s Greek operations and expanding its presence in ship and energy finance in the region. Mr. Christacopoulos has a diploma in chemical engineering from the National Technical University of Athens and an MBA from Columbia Business School in New York.

90	Table of Contents

B.	Compensation

Executive Compensation

The compensation of our Chief Executive Officer, Chief Financial Officer, Chief Commercial Officer and other individuals who provide certain executive, investor relations and corporate support services to us pursuant to the Executive Services Agreement is set and paid by CGP LLC. In consideration for CGP LLC and its affiliates providing such services, we pay to CGP LLC a fixed amount of $3.5 million per annum pursuant to the Executive Services Agreement. We do not have a retirement plan for our executive officers or directors. Officers and employees of CGP LLC or its affiliates may participate in employee benefit plans and arrangements sponsored by Capital Maritime, CGP LLC or their affiliates, including plans that may be established in the future. During the term of the Executive Services Agreement, the officers and consultants appointed by CGP LLC and its affiliates are also eligible to participate in all benefit programs as are from time to time made generally available to senior executives by the Company.

Prior to the Conversion, the compensation of CGP LLC’s Chief Executive Officer, Chief Financial Officer, and Chief Commercial Officer was set and paid by CGP LLC, and we reimbursed CGP LLC for such costs and related expenses under relevant executive service agreements. For the year ended December 31, 2024 we paid CGP LLC $2.8 million pursuant to the Executive Services Agreement and the prior relevant executive services agreements as compensation for services related to the management of our business and affairs, including the appointment and performance of relevant duties of the chief executive officer, chief finance officer, and a number of additional officers.

Compensation of Directors

Our directors receive compensation for their services as directors, as well as for serving in the role of committee chair, and have also received restricted units, all of which have now vested and which were automatically converted into common shares on the Effective Date. Please read “—E. Share Ownership—Omnibus Incentive Compensation Plan” below for additional information. For the year ended December 31, 2024, our directors, including our chairman, received an aggregate cash amount of $0.6 million. In lieu of any other compensation, our chairman receives an annual fee for acting as a director and as the chairman of our board of directors. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees and is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

Executive Services Agreement

The Executive Services Agreement replaced the previous executive services agreement, dated October 1, 2022, between the Company and the CGP LLC (the “Previous Executive Services Agreement”), which has been terminated as of the Effective Date. Pursuant to the Executive Services Agreement, CGP LLC and its affiliates provide certain executive, investor relations and corporate support services to the Company. In consideration for CGP LLC and its affiliates providing such services, the Company shall pay to CGP LLC a fixed amount of $3.5 million per annum. During the term of the Executive Services Agreement, the officers and consultants appointed by CGP LLC and its affiliates are eligible to participate in all benefit programs as are from time to time made generally available to senior executives by the Company. In addition, if any officer and consultant appointed by CGP LLC or its affiliates resigns under the relevant provisions of their employment and consultancy agreement with CGP LLC or its affiliates due to a “Change of Control” as defined in the Executive Services Agreement, the Company shall pay any compensation provided in such employment and consultancy agreement. The Company has also agreed to indemnify CGP LLC, its affiliates and its or their employees, shareholders, directors, consultants and agents against all actions, proceedings, claims, demands or liabilities which may be brought against them due to the Executive Services Agreement other than those which may be caused by or due to the fraud, gross negligence or willful misconduct of CGP LLC, its affiliates or its or their employees, shareholders, directors, consultants and agents.

91	Table of Contents

C.	Board Practices

Our senior management team manages our day-to-day activities consistent with the policies and procedures adopted by our board of directors. There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

During the year ended December 31, 2024, our board of directors held 16 meetings. As part of our board meetings, our independent directors meet without the non-independent directors in attendance. In addition, the board regularly holds sessions without the CEO and executive officers present. During the year ended December 31, 2024 our independent directors held 4 executive sessions. Even if board members are not able to attend a board meeting, all board members are provided information related to each of the agenda items before each meeting, and can therefore provide counsel outside regularly scheduled meetings. All directors were present at all meetings of the board of directors and all meetings of committees of the board of directors on which such director served.

Although the Nasdaq does not require a listed foreign private issuer like us to have a majority of independent directors on our board of directors or to establish a compensation committee or a nominating/corporate governance committee, our board of directors is currently comprised of directors a majority of whom are independent and has established an audit committee, a conflicts committee and a compensation committee comprised solely of independent directors and a nominating committee and an environmental, social and governance (ESG) committee, comprised of directors a majority of whom are independent. Each of the committees operates under a written charter adopted by our board of directors which is available under “Corporate Governance” in the Investor Relations tab of our web site at www.capitalcleanenergycarriers.com. The information contained on, or that can be accessed through this website is not part of, and is not incorporated into, this Annual Report. The membership and main functions of each committee are described below.

Audit Committee. The audit committee of our board of directors is composed of three or more independent directors, each of whom must meet the independence standards of the Nasdaq, the SEC and any other applicable laws and regulations governing independence from time to time. The audit committee is currently comprised of directors Keith Forman (Chair), Dimitris Christacopoulos, Rory Hussey, Abel Rasterhoff, and Eleni Tsoukala. All members of the committee are financially literate and our board of directors has determined that Mr. Rasterhoff qualifies as an “audit committee financial expert” for purposes of the U.S. Sarbanes-Oxley Act of 2002. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. The audit committee met four times during the year ended December 31, 2024, on January 25, April 25, July 24, and October 30.

Conflicts Committee. The conflicts committee of our board of directors is composed of Dimitris Christacopoulos (Chair), Keith Forman, Rory Hussey and Eleni Tsoukala. Each member of our conflicts committee (i) may not be a security holder, officer or employee of Capital Maritime or any of its affiliates, (ii) may not be a holder of any ownership interest in the Company other than common shares and (iii) must meet the independence standards established by the Nasdaq to serve on an audit committee of a board of directors and certain other requirements. The conflicts committee reviews specific matters that the board believes may involve conflicts of interest and determines if the resolution of the conflict of interest is fair and reasonable to us. Pursuant to our Articles of Incorporation, to the fullest extent permitted by law, no contract, agreement, arrangement or transaction (nor any such amendments, modifications or supplements), nor the performance thereof by the Company, any subsidiary of the Company or Capital Maritime and its affiliates, shall be considered contrary to any fiduciary duty owed to the Company (or to any subsidiary of the Company, or to any stockholder of the Company or any of its subsidiaries) by any director or officer of the Company (or by any director or officer of any subsidiary of the Company), so long as such contract, agreement, arrangement or transaction (or any such amendment, modification or supplement) is approved by the conflicts committee. The conflicts committee met one time during the year ended December 31, 2024.

Compensation Committee. The compensation committee of our board of directors is composed entirely of independent directors, each of whom must meet the independence standards of the Nasdaq, the SEC and any other applicable laws and regulations governing independence from time to time. The compensation committee is currently composed of Rory Hussey (Chair), Keith Forman, Abel Rasterhoff and Eleni Tsoukala. The compensation committee reviews compensation of the members of the board of directors and has overall responsibility for approving and evaluating our compensation plans, policies and programs, but not the compensation of the executive officers of the Company pursuant to the Executive Services Agreement. The compensation committee did not meet during the year ended December 31, 2024.

92	Table of Contents

 Nominating Committee. The nominating committee of our board of directors is composed of directors a majority of whom must meet the independence standards of the Nasdaq, the SEC and any other applicable laws and regulations governing independence from time to time. The nominating committee is currently composed of Eleni Tsoukala (chair), Dimitris Christacopoulos and Gerasimos (Jerry) Kalogiratos. As a foreign private issuer under SEC rules, we are not required to comply with the requirements under the Nasdaq listing rules that the Nominating Committee be comprised solely of independent directors and the charter of the committee provides that as long as we are a foreign private issuer, only a majority of the members of the Nominating Committee need be independent directors under the Nasdaq listing rules. The nominating committee’s responsibilities include (i) identifying individuals believed to be qualified to become directors and to select, or recommend to our board, the nominees to stand for election as directors as meetings of shareholders, (ii) subject to the Shareholders’ Agreement and applicable law, considering a director’s offer of resignation which specifies it is subject to acceptance and recommending to our board whether to accept the resignation or reject it and (iii) developing and recommending to our board standards to be applies in making determinations as to the absence of material relationships between us and a director. Pursuant to the Shareholders’ Agreement, so long as Capital Maritime and its affiliates own at least 25% of the outstanding common shares, Capital Maritime and its affiliates will have the right to nominate three out of the eight directors to our board. If the holdings of Capital Maritime and its affiliates fall below 25% but remain above 15% of the outstanding common shares, Capital Maritime and its affiliates will have the right to nominate two out of eight directors to our board. If the holdings of Capital Maritime and its affiliates fall below 15% but remain above 5% of the outstanding common shares, Capital Maritime and its affiliates will have the right to nominate one out of eight directors to our board. If the holdings of Capital Maritime and its affiliates fall below 5%, Capital Maritime will no longer have any rights to nominate directors to our board. The remaining members of our board are nominated by the nominating committee. As of the date of this Annual Report, Capital Maritime and its affiliates have the right to nominate three directors to our board, who are Gerasimos “Jerry” Kalogiratos, Gurpal Grewal and Atsunori Kozuki. For so long as Capital Maritime and its affiliates have the right to nominate at least one director pursuant to the Shareholders’ Agreement, we shall include, and shall cause the nominating committee to include, any such nominee designated by Capital Maritime and its affiliates in the slate of nominees recommended by the nominating committee to our board as nominees to stand for election as directors at the annual meeting of our shareholders or, if applicable, at a special meeting of our shareholders. In addition, for so long as Capital Maritime and its affiliates have the right to nominate at least one director pursuant to the Shareholders’ Agreement, Capital Maritime and its affiliates shall not designate individuals for nomination to our board of directors (nor participate in nominating, nor encourage any other person to recommend or propose for nomination, any individuals to our board of directors) other than pursuant to its nomination rights under the Shareholders’ Agreement or otherwise with the approval of the nominating committee. The nominating committee met one time during the year ended December 31, 2024.

Environmental, Social and Governance (ESG) Committee. The environmental, social and governance (ESG) committee of our board of directors is composed of four members, who shall be appointed by our board, but need not be directors of the Company. The ESG committee is currently composed of Keith Forman (Chair), Gerasimos (Jerry) Kalogiratos, Atsunori Kozuki and Stergios Stergiou. Stergios Stergiou is not a member of our board. The ESG committee provides oversight and guidance with respect to environmental, social and corporate governance matters involving the Company, evaluates and recommends initiatives with respect to such matters and assesses risks and opportunities related to such matters. The ESG Committee did not meet during the year ended December 31, 2024.

D.	Employees

Our board of directors has appointed officers of the Company who provide services to us pursuant to the Executive Services Agreement. We currently rely solely on the services of these officers provided to us pursuant to the Executive Services Agreement. These officers are not required to work full-time on our affairs and may also work for Capital Maritime and/or its affiliates.

All of the executive officers of CGP LLC who provide services to us pursuant to the Executive Services Agreement and one of our directors also are executive officers, directors or employees of Capital Maritime, Capital Ship Management or their respective affiliates.

E.	Share Ownership

As of December 31, 2024:

•	the chairman of our board of directors, Keith Forman, has owned a small number of common units since the date of our IPO, which automatically converted into common shares on the Effective Date;
•	a portion of shares issued to our director Dimitris Christacopoulos when he was a member of the board of directors of Crude Carriers converted to common units in us in the same manner as all shares converted under the terms of our merger agreement with Crude Carriers in 2011 and the common units automatically converted into common shares on the Effective Date; and
•	no member of our board of directors owns common shares in a number representing more than 1.0% of our outstanding common shares.

93	Table of Contents

Omnibus Incentive Compensation Plan

On April 29, 2008, our board of directors adopted an omnibus incentive compensation plan (the “Plan”), according to which we were entitled to issue a limited number of awards to our employees, consultants, officers, directors or affiliates, including the employees, consultants, officers or directors of CGP LLC, our Managers, Capital Maritime and certain key affiliates and other eligible persons. The Plan contemplated awards in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. The Plan was administered by CGP LLC as authorized by our board of directors. The Plan was amended from time to time. See Note 15 (Omnibus Incentive Compensation Plan) to our Financial Statements.

In July 2019, the board of directors adopted an amended and restated Plan, so as to reserve for issuance a maximum number of 740,000 restricted common units. On the same day, the Company awarded 445,000 unvested units. Awards vested in three equal installments ending on December 31, 2021. All awards under the amended Plan were conditional upon the grantee’s continued service until the applicable vesting date.

In January 2022, the board of directors adopted an amended and restated Plan, so as to reserve for issuance a maximum number of 750,000 restricted common units. On March 18, 2022, the Company awarded 743,800 unvested units. Awards granted to beneficiaries vested in three equal installments. One third of the shares awarded, namely 247,934, 247,933 and 247,933 shares vested on December 31, 2024, 2023 and 2022 respectively.

On December 30, 2022, the Company awarded 1,969 unvested units. The units were fully vested on December 31, 2022. In January 2024, the board of directors adopted an amended and restated Plan and reserved for issuance a maximum number of 3,300,000 restricted common units. On January 25, 2024, 1,100,000 common units of the 3,300,000 restricted common units were issued.

On the Effective Date, in connection with the Conversion, the board of directors adopted an amended and restated Plan and reserved for issuance a maximum number of 3,300,000 restricted common shares. Any awards granted under the Plan prior to the Conversion are deemed to refer to common shares instead of common units and are counted against the aggregate number of common shares available for awards under the amended and restated Plan. The amended and restated Plan is administered by the board of directors or such committee of the board of directors as may be designated by the board of directors from time to time. Subject to compliance with applicable law, the board of directors (or a committee thereof) may allocate among its members and delegate to any person who is not director, including CGP LLC, or to any administrative group within the Company, any of its power, responsibilities or duties under the amended and restated Plan. The board of directors has sole and plenary authority to (i) approve the aggregate number and type of awards which will be available from time to time for grants to participants under the amended and restated Plan and (ii) determine the number and type or types of awards to be granted to directors and make all other award determinations with respect to directors under the amended and restated Plan.

As of the date of this Annual Report, the total number of restricted common shares remaining available under the amended and restated Plan was 2,200,000.

All awards under the amended Plan are conditional upon the grantee’s continued service until the applicable vesting date.

94	Table of Contents

Item	7. Major Shareholders and Related-Party Transactions.

As of December 31, 2024, our authorized capital stock consisted of 500,000,000 common shares and 100,000,000 preferred shares, par value of $0.01, in each case, that we may issue without further shareholder approval, of which 58,387,313 common shares were outstanding excluding 1,551,061 common shares held in treasury. No preferred shares were outstanding as of December 31, 2024. As of December 31, 2024, 23,924,586 common shares were owned by public shareholders.

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

All units purchased pursuant to the Unit Repurchase Program were automatically cancelled upon the Conversion. The Unit Repurchase Program expired in January 2025.

As of the date of this Annual Report, the Company had purchased 1,076,495 common shares in total under both programs.

Please see “Item 16—E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Based on 58,717,313 common shares outstanding (excluding 1,221,061 common shares held in treasury) as of the date of this Annual Report, the Marinakis family, including Evangelos M. Marinakis, the chairman of Capital Maritime, may be deemed to beneficially own a 58.7% interest in us, through (i) Capital Maritime, which may be deemed to beneficially own 28,308,881 common shares representing a 48.2% interest in us, (ii) Capital Gas, which may be deemed to beneficially own 1,153,846 common shares representing a 2.0% interest in us and (iii) CGP LLC, which may be deemed to beneficially own 5,000,000 common shares representing 8.5% interest in us.

As of the date of this annual report, 2025, there were two holders of record of our common shares that have a U.S. mailing address. One of these two holders is CEDE & Co., a nominee company for The Depository Trust Company (a registered clearing agency with the SEC), which held approximately 28.3% of our outstanding common shares (excluding 1,221,061 common shares held in treasury) as of such date. The beneficial owners of the common shares held by CEDE & Co. may include persons who reside outside the United States.

A.	Major Shareholders

The following table sets forth as of the date of this Annual Report the beneficial ownership of our common shares by each person we know beneficially owns more than 5.0% or more of our common shares, and all of our directors and executive officers as a group. The number of shares beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any shares as to which the person has or shares voting or investment power.

		Percentage of
		Total Common
		Shars
	Number of	(excluding
	Common	treasury shares
Name of Beneficial Owner	Shares Owned	of 1,221,061)
Capital Maritime (1)	28,308,881	48.2%
Capital Gas (1)	1,153,846	2.0%
CGP LLC(1)	5,00,000	8.5%
Yoda PLC (2)	14,722,477	25.1%

All executive officers and directors as a group (ten persons) (4)	*	*

(1)	The Marinakis family, including Evangelos M. Marinakis, our former chairman, through its ownership of Capital Maritime may be deemed to beneficially own, or to have beneficially owned, all of our common shares held by Capital Maritime. The Marinakis family, including Miltiadis E. Marinakis, through its ownership of 100% of Capital Gas and CGP LLC, may be deemed to beneficially own all of our common shares held by Capital Gas and CGP LLC. The principal business office and address of each of Capital Maritime, Capital Gas and CGP LLC is c/o Capital Maritime, 3 Iassonos Street Piraeus, 18537, Greece.

(2)	As reported in a Schedule 13D amendment filed on September 11, 2024 by (i) Yoda PLC, a public limited liability company incorporated in Cyprus (“Yoda”) and (ii) Ioannis Papalekas. According to the Schedule 13D amendment, (i) the principal business of Yoda consists of holding of investments and the provision of financing and the address of its principal office is 48 Themistokli Dervi Avenue, Athienitis Centennial Building, 7th Floor, Suite 703, 1066 Nicosia, Cyprus and (ii) Ioannis Papalekas is a businessman who, among others, founded Globalworth Real Estate Investments Limited, a real estate company traded on the London Stock Exchange and his principal address is 10 Aphrodite Street, Flat 301, P.C. 1060, Nicosia, Cyprus. According to the Schedule 13D, Ioannis Papalekas, who is the controlling shareholder of Yoda, may be deemed to beneficially own the common shares directly held by Yoda.

(3)	See “Item 6. Directors, Senior Management and Employees-E. Share Ownership” above.

95	Table of Contents

Our major shareholders have the same voting rights as our other shareholders, except as set forth in the Shareholders’ Agreement and the Registration Rights Agreement.

The Shareholders’ Agreement sets forth certain governance rights and other matters with respect to the Company. Pursuant to the Shareholders’ Agreement, so long as Capital Maritime and its affiliates own at least 25% of the outstanding common shares, Capital Maritime and its affiliates will have the right to nominate three out of the eight directors to our board. If the holdings of Capital Maritime and its affiliates fall below 25% but remain above 15% of the outstanding common shares, Capital Maritime and its affiliates will have the right to nominate two out of eight directors to our board. If the holdings of Capital Maritime and its affiliates fall below 15% but remain above 5% of the outstanding common shares, Capital Maritime and its affiliates will have the right to nominate one out of eight directors to our board. If the holdings of Capital Maritime and its affiliates fall below 5%, Capital Maritime will no longer have any rights to nominate directors to our board. The remaining members of the board are nominated by our nominating committee. As of the date of this Annual Report, Capital Maritime and its affiliates have the right to nominate three directors to our board, who are Gerasimos “Jerry” Kalogiratos, Gurpal Grewal and Atsunori Kozuki. For so long as Capital Maritime and its affiliates have the right to nominate at least one director pursuant to the Shareholders’ Agreement, we shall include, and shall cause our nominating committee to include, any such nominee designated by Capital Maritime and its affiliates in the slate of nominees recommended by the nominating committee to holders of common shares for election to our board of directors. In addition, for so long as Capital Maritime and its affiliates have the right to nominate at least one director pursuant to the Shareholders’ Agreement, Capital Maritime and its affiliates shall not designate individuals for nomination to our board (nor participate in nominating, nor encourage any other person to recommend or propose for nomination, any individuals to our board) other than pursuant to its nomination rights under the Shareholders’ Agreement or otherwise with the approval of the nominating committee.

Pursuant to the Registration Rights Agreement, if the Capital Parties, Paparebecorp Limited, a Cyprus limited liability company (“Paparebecorp”) or Ascetico Limited, a Cyprus limited liability company (together with Paparebecorp and their affiliates, the “Yoda Parties”) desire to sell common shares and Rule 144 of the Securities Act or another exemption from registration is not available to enable such person to dispose of the number of securities it desires to sell at the time it desires to do so without registration under the Securities Act (such securities, the “Registrable Securities”), then, at the request of Capital Maritime, we shall file a “Shelf Registration Statement” pursuant to and as defined in the Registration Rights Agreement, with the SEC as promptly as practicable after receiving such request, and will use its reasonable best efforts to cause it to become effective and remain continuously effective and in compliance with the Securities Act and useable for the resale of Registrable Securities until such time as there are no Registrable Securities remaining, including by filing successive replacement or renewal Shelf Registration Statements upon the expiration of such Shelf Registration Statement. Any holder of Registrable Securities (a “Holder”) may request that it be included in such Shelf Registration Statement as a selling securityholder with respect to any Registrable Securities then held by it, subject to the provisions of the Registration Rights Agreement. At any time during which a Shelf Registration Statement is not in effect and we are not then in the process of preparing for filing with the SEC a Shelf Registration Statement or an amendment or supplement to a Shelf Registration Statement necessary so that such Shelf Registration Statement continues to be in effect in compliance with the Securities Act, any Holder may request to sell all or part of its Registrable Securities pursuant to a registration statement separate from a Shelf Registration Statement.

96	Table of Contents

The Capital Parties together with any direct or indirect transferee, are entitled to demand up to four underwritten offerings pursuant to the Registration Rights Agreement and the Yoda Parties are entitled to demand one underwritten registration.

If at any time we propose to file a registration statement under the Securities Act for an offering of securities for cash (other than an offering relating solely to an employee benefit plan), we will use all reasonable best efforts to include such number or amount of Registrable Securities held by any Holder in such registration statement as the Holder shall request, subject to customary cut back provisions.

If the conflicts committee determines in good faith that the requested registration would be materially detrimental to us because such registration would (x) materially interfere in a way materially adverse to us with a significant acquisition, merger, disposition, corporate reorganization or other similar transaction involving us, (y) require premature disclosure of material information that we have a bona fide business purpose for preserving as confidential or (z) render us unable to comply with requirements under applicable securities laws, then we shall have the right to postpone such requested registration for a period of not more than 90 days, such right not to be utilized more than twice in any 12-month period.

All costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by us without reimbursement by the Holder. We also agreed to indemnify each Holder, its officers, directors and each person who controls the Holder for any claims based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact in connection with any registration pursuant to the Registration Rights Agreement.

B.	Related-Party Transactions

Pursuant to the Shareholders’ Agreement, so long as Capital Maritime and its affiliates own certain amounts of the outstanding common shares, Capital Maritime and its affiliates will have the right to nominate up to three out of the eight directors to our board. As of the date of this Annual Report, Capital Maritime and its affiliates have the right to nominate three directors to our board, who are Gerasimos “Jerry” Kalogiratos, Gurpal Grewal and Atsunori Kozuki. Capital Maritime and its affiliates can vote the common shares they hold in their totality on all matters that arise under our Articles of Incorporation. Accordingly, Capital Maritime and its affiliates have the ability to exercise significant influence on important actions we may take.

Administrative and executive services agreements with Capital Ship Management and CGP LLC

On April 4, 2007, we entered into an administrative services agreement with Capital Ship Management, pursuant to which Capital Ship Management has agreed to provide certain administrative management services to the Company, such as accounting, auditing, legal, insurance, clerical, and other administrative services. On the same date, we entered into an IT services agreement with Capital Ship Management pursuant to which our Manager provides IT management services to the Company. We also reimburse Capital Ship Management for reasonable costs and expenses incurred in connection with the provision of these services pursuant to both agreements after Capital Ship Management submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required.

In 2022, we amended the Previous Executive Services Agreement with CGP LLC according to which CGP LLC provided certain executive officers services for the management of the Company’s business as well as investor relations and corporate support services to the Company. During the year ended December 31, 2024, we paid $2.8 million pursuant to the Previous Executive Services Agreement.

The Executive Services Agreement replaced the Previous Executive Services Agreement, which has been terminated as of the Effective Date. Pursuant to the Executive Services Agreement, CGP LLC and its affiliates provide certain executive, investor relations and corporate support services to us. In consideration for CGP LLC and its affiliates providing such services, we pay to CGP LLC a fixed amount of $3.5 million per annum. During the term of the Executive Services Agreement, the officers and consultants appointed by CGP LLC and its affiliates are eligible to participate in all benefit programs as are from time to time made generally available to senior executives by the Company. In addition, if any officer and consultant appointed by CGP LLC or its affiliates resigns under the relevant provisions of their employment and consultancy agreement with CGP LLC or its affiliates due to a “Change of Control” as defined in the Executive Services Agreement, we shall pay any compensation provided in such employment and consultancy agreement. We also agreed to indemnify CGP LLC, its affiliates and its or their employees, shareholders, directors, consultants and agents against all actions, proceedings, claims, demands or liabilities which may be brought against them due to the Executive Services Agreement other than those which may be caused by or due to the fraud, gross negligence or willful misconduct of CGP LLC, its affiliates or its or their employees, shareholders, directors, consultants and agents

97	Table of Contents

In 2018, Capital Ship Management conducted a management buy-out led by its senior management. Since then, Capital Ship Management is no longer part of the group of companies controlled by Capital Maritime.

See Note 5 (Transactions with Related Parties) to our Financial Statements for additional information on fees pays under our management agreements.

Management Agreements with Capital-Executive Ship Management Corp. and Capital Gas Ship Management Corp.

We have floating fee (or fixed fee in case a vessel in our fleet is employed under a bareboat charter) management agreements with Capital-Executive with respect to our container vessels and with Capital-Gas Management with respect to our LNG/Cs and other vessels. Each of Capital-Executive and Capital-Gas Management is a privately held company ultimately controlled by Mr. Miltiadis E. Marinakis.

Under our management agreements with Capital-Executive and Capital-Gas Management:

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

For the years ended December 31, 2024, management fees under the management agreements amounted to $9.6 million. We expect that vessels acquired in the future will be managed under similar floating fee (or under fixed fee in case the vessel is employed under a bareboat charter) management arrangements.

See Note 5 (Transactions with Related Parties) to our Financial Statements for additional information on fees paid under our management agreements with Capital-Executive Ship Management Corp. and Capital Gas Ship Management Corp.

Shareholders’ Agreement

In connection with the Conversion, on the Effective Date, we entered into the Shareholders’ Agreement with the Capital Parties. The Shareholders’ Agreement sets forth certain governance rights and other matters with respect to the Company. Pursuant to the Shareholders’ Agreement, so long as Capital Maritime and its affiliates own at least 25% of the outstanding common shares, Capital Maritime and its affiliates will have the right to nominate three out of the eight directors to our board. If the holdings of Capital Maritime and its affiliates fall below 25% but remain above 15% of the outstanding common shares, Capital Maritime and its affiliates will have the right to nominate two out of eight directors to our board. If the holdings of Capital Maritime and its affiliates fall below 15% but remain above 5% of the outstanding common shares, Capital Maritime and its affiliates will have the right to nominate one out of eight directors to our board. If the holdings of Capital Maritime and its affiliates fall below 5%, Capital Maritime will no longer have any rights to nominate directors to our board. The remaining members of the board are nominated by our nominating committee. As of the date of this Annual Report, Capital Maritime and its affiliates have the right to nominate three directors to our board, who are Gerasimos “Jerry” Kalogiratos, Gurpal Grewal and Atsunori Kozuki. For so long as Capital Maritime and its affiliates have the right to nominate at least one director pursuant to the Shareholders’ Agreement, we shall include, and shall cause our nominating committee to include, any such nominee designated by Capital Maritime and its affiliates in the slate of nominees recommended by the nominating committee to holders of common shares for election to our board of directors. In addition, for so long as Capital Maritime and its affiliates have the right to nominate at least one director pursuant to the Shareholders’ Agreement, Capital Maritime and its affiliates shall not designate individuals for nomination to our board (nor participate in nominating, nor encourage any other person to recommend or propose for nomination, any individuals to our board) other than pursuant to its nomination rights under the Shareholders’ Agreement or otherwise with the approval of the nominating committee.

98	Table of Contents

Registration Rights Agreement

In connection with the Conversion, on the Effective Date, we entered into the Registration Rights Agreement with the Capital Parties and the Yoda Parties. Pursuant to the Registration Rights Agreement, if the Capital Parties or the Yoda Parties desire to sell common shares and Rule 144 of the Securities Act or another exemption from registration is not available to enable such person to dispose of the number of securities it desires to sell at the time it desires to do so without registration under the Securities Act (such securities, the “Registrable Securities”), then, at the request of Capital Maritime, we shall file a “Shelf Registration Statement” pursuant to and as defined in the Registration Rights Agreement, with the SEC as promptly as practicable after receiving such request, and will use its reasonable best efforts to cause it to become effective and remain continuously effective and in compliance with the Securities Act and useable for the resale of Registrable Securities until such time as there are no Registrable Securities remaining, including by filing successive replacement or renewal Shelf Registration Statements upon the expiration of such Shelf Registration Statement. Any holder of Registrable Securities (a “Holder”) may request that it be included in such Shelf Registration Statement as a selling securityholder with respect to any Registrable Securities then held by it, subject to the provisions of the Registration Rights Agreement. At any time during which a Shelf Registration Statement is not in effect and we are not then in the process of preparing for filing with the SEC a Shelf Registration Statement or an amendment or supplement to a Shelf Registration Statement necessary so that such Shelf Registration Statement continues to be in effect in compliance with the Securities Act, any Holder may request to sell all or part of its Registrable Securities pursuant to a registration statement separate from a Shelf Registration Statement.

The Capital Parties together with any direct or indirect transferee, are entitled to demand up to four underwritten offerings pursuant to the Registration Rights Agreement and the Yoda Parties are entitled to demand one underwritten registration.

If at any time we propose to file a registration statement under the Securities Act for an offering of securities for cash (other than an offering relating solely to an employee benefit plan), we will use all reasonable best efforts to include such number or amount of Registrable Securities held by any Holder in such registration statement as the Holder shall request, subject to customary cut back provisions.

If the conflicts committee determines in good faith that the requested registration would be materially detrimental to us because such registration would (x) materially interfere in a way materially adverse to us with a significant acquisition, merger, disposition, corporate reorganization or other similar transaction involving us, (y) require premature disclosure of material information that we have a bona fide business purpose for preserving as confidential or (z) render us unable to comply with requirements under applicable securities laws, then we shall have the right to postpone such requested registration for a period of not more than 90 days, such right not to be utilized more than twice in any 12-month period.

All costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by us without reimbursement by the Holder. We also agreed to indemnify each Holder, its officers, directors and each person who controls the Holder for any claims based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact in connection with any registration pursuant to the Registration Rights Agreement.

Transactions entered into during the year ended December 31, 2024 and up to the date of this Annual Report

Conversion and Name Change

On the Effective Date, the Partnership completed its conversion from a Marshall Islands limited partnership to a Marshall Islands corporation in accordance with a Plan of Conversion pursuant to which, among other things:

•	the Partnership converted from a Marshall Islands limited partnership previously named “Capital Product Partners L.P.” to a Marshall Islands corporation named “Capital Clean Energy Carriers Corp.”;
99	Table of Contents

•	each of the common units of the Partnership outstanding as of immediately prior to the Effective Date was converted into one common share, par value $0.01 per share, of the Company; and
•	the 348,570 General Partner units of the Partnership and all of the incentive distribution rights of the Partnership, in each case, outstanding as of immediately prior to the Effective Date, were converted into an aggregate of 3,500,000 common shares.

Following the Conversion, Capital Maritime, together with its affiliates CGP LLC and Capital Gas beneficially own approximately 59.0% of the outstanding common shares (based on 58,387,313 common shares outstanding and excluding 1,551,061 common shares held in treasury).

The Conversion and the Name Change were approved by the conflicts committee and our board of directors and we obtained unitholder approval for the Conversion and related actions by written consent of Capital Maritime and its affiliates, which hold a majority of our outstanding common units, pursuant to Section 13.11 of our former Second Amended and Restated Agreement of Limited Partnership.

Vessel acquisitions and Advances for Vessels Under Construction

In 2024, pursuant to the Umbrella Agreement, we acquired from Capital Maritime the shares of the vessel-owning companies of the LNG/C Axios II, the LNG/C Assos, the LNG/C Aktoras and the LNG/C Apostolos for a total consideration of $1,204.0 million. For the above acquisitions we drew down the amount of $134.8 million from the Seller’s Credit.

On June 3, 2024, we announced an investment in the Gas Fleet for a total amount of $756.0 million, with expected deliveries between the first quarter of 2026 and the third quarter of 2027. The ship building contracts for the Gas Fleet were initially entered into by Capital Maritime. The acquisition/contract prices to be paid by the Company correspond to the actual ship building cost for all vessels in the Gas Fleet except for two HMD LCO2 vessels, which were acquired pursuant to the rights of first refusal agreed under the Umbrella Agreement. The vessels in the Gas Fleet were ordered by Capital Maritime in July 2023 and were acquired by the Company at the same cost that the last two HMD LCO2 vessels were contracted for in January 2024. On June 17, 2024, and upon entry into 10 separate share purchase agreements with Capital Maritime, we paid to Capital Maritime $74.7 million to acquire 100% of the equity interests in each of the vessel-owning companies of the Gas Fleet, representing advances made to the shipyards by Capital Maritime under certain of the ship building contracts and a premium of $11.5 million. In addition to $162.1 million that we have paid to-date, we expect to pay an additional amount of $582.3 million to the shipyards in pre-delivery and delivery installments for the Gas Fleet.

Seller’s Credit

On January 2, 2024, upon the delivery of the LNG/C Axios II, we utilized $92.6 million under the Seller’s Credit. On February 28, March 11 and April 24, 2024, after the deliveries of the M/V Long Beach Express, the M/V Akadimos and the M/V Athenian, to their new owners, we repaid the amounts outstanding under the Seller’s Credit of $12.8 million, $40.0 million and $39.8 million, respectively, leaving the remaining unutilized amount at $127.4 million. Following the sales of the M/V Athos (April 22, 2024), the M/V Seattle Express (April 26, 2024), the M/V Aristomenis (May 3, 2024) and the M/V Fos Express (May 3, 2024), the unutilized amount under the Seller’s Credit was automatically reduced by $85.2 million to $42.2 million. On June 5 and June 28, 2024, upon the deliveries of the LNG/C Aktoras and the LNG/C Apostolos, we utilized the remaining unutilized amount of $42.2 million, which we subsequently repaid in full on November 26, 2024, following the delivery of the M/V Hyundai Premium to its new owner.

Management Agreements with Capital-Gas Management

Upon delivery, the LNG/C Axios II, the LNG/C Assos and the LNG/C Apostolos, entered into a floating fee management agreement and the LNG/C Aktoras entered into a fixed fee management agreement, in each case, with Capital-Gas Management.

100	Table of Contents

Transactions entered into during the year ended December 31, 2023

Umbrella Agreement, Standby Purchase Agreement and Vessel SPAs

On November 13, 2023, we entered into the Umbrella Agreement with Capital Maritime CGP LLC. Pursuant to the Umbrella Agreement, we agreed, among other things, to purchase 11 newbuild LNG/C vessels from Capital Maritime for an aggregate acquisition price of $3,130.0 million (of which $2,023.8 million is payable to Capital Maritime). The remaining Newbuild LNG/C Vessels are expected to be delivered to the Company between the first quarter of 2026 and the third quarter of 2027. Each Newbuild LNG/C Vessel will have a capacity of 174,000 CBM and was built or is under construction at Hyundai. On December 21, 2023 we closed the Umbrella Agreement and entered into 11 Vessel SPAs to acquire 100% of the equity interests in each vessel-owning company of the Newbuild LNG/C Vessels.

To finance a portion of the purchase price for the Newbuild LNG/C Vessels, we distributed Rights to holders of common units on the Record Date. Pursuant to the Umbrella Agreement, Capital Maritime and the Company also entered into a Standby Purchase Agreement, pursuant to which Capital Maritime purchased from us, at the Rights Offering Price, the number of common units offered pursuant to the Rights Offering that were not issued pursuant to existing unitholders’ exercise of their Rights, or 34,641,731 common units. Capital Maritime also issued us an unsecured seller’s credit in an amount up to $220.0 million to finance a portion of the purchase price for the Newbuild LNG/C Vessels.

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

On December 21, 2023, we took delivery of the first Newbuild LNG/C Vessel to be delivered pursuant to the Umbrella Agreement, the LNG/C Amore Mio I. Upon acquisition, we assumed indebtedness of $196.3 million in the form of a sale and leaseback transaction. The 2023 CMBFL - LNG/C AMI has a tenor of 10 years, and offers the option to repurchase the vessel at a predetermined price after the first anniversary of the arrangement, together with a purchase obligation of $98.2 million at the expiration of the lease in October 2033.

We also agreed to take certain post-closing actions, including (i) changing the name of the Partnership, (ii) committing to negotiate to agree procedures for the conversion of the Partnership from a Marshall Islands limited partnership to a corporation with customary corporate governance provisions and (iii) committing to explore the disposition of the Company’s container vessels and to abstain from acquiring additional container vessels. In addition, Capital Maritime granted the Company, beginning on December 21, 2023, rights of first refusal over (i) transfers of LNG/C vessels owned by Capital Maritime to third-parties, opportunities to order newbuild LNG/C vessels of which Capital Maritime becomes aware and employment opportunities for LNG/C vessels of which Capital Maritime becomes aware, in each case, for a period ending on December 21, 2033, (ii) transfers to third parties the New Energy Vessels for a period ending on the date on which Capital Maritime and its affiliates no longer beneficially own at least 25% of the issued and outstanding common shares and (iii) if the Company acquires a New Energy Vessel from Capital Maritime, employment opportunities for such New Energy Vessel of which Capital Maritime becomes aware, for a period ending on the date on which Capital Maritime and its affiliates no longer beneficially own at least 25% of the issued and outstanding common shares.

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

101	Table of Contents

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

Floating Rate Management Agreements with Capital Gas Management

In February 2023 and December 2023, the vessel-owning subsidiaries of the LNG/C Asterix I and LNG/C Amore Mio I entered into floating rate management agreements with Capital Gas Management, pursuant to which Capital Gas Management provides certain commercial and technical management services.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

In the Articles of Incorporation we renounced, to the fullest extent permitted by law, any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for Capital Maritime or any of its affiliates (the “Identified Persons”) and us or our affiliates. No Identified Person has any duty to refrain from directly or indirectly (a) engaging in the same or similar business activities or lines of business in which we or our affiliates engage or propose to engage, or (b) otherwise competing with us or our affiliates, and, to the fullest extent permitted by law, no Identified Person shall be liable to us or our shareholders or to any of our affiliates for breach of any fiduciary duty solely because such Identified Person engages in any such activities. In the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for such Identified Person and us or our affiliates, such Identified Person, to the fullest extent permitted by law, has no duty to communicate or offer such transaction or business opportunity to us or our affiliates and, to the fullest extent permitted by law, shall not be liable to us or our shareholders or to any of our affiliates for breach of any fiduciary duty as a shareholder, director or officer of ours because such Identified Person pursues or acquires such corporate opportunity for themselves, or offers or directs such corporate opportunity to another person. We did not renounce our interest in any corporate opportunity (a) offered to any Identified Person if (i) such opportunity is expressly offered to such Identified Person solely in their capacity as a director or officer of ours, (ii) such Identified Person believed that we possessed, or would reasonably be expected to be able to possess, the resources necessary to exploit such opportunity and (iii) we or our subsidiaries are directly engaged in such business at the time such opportunity is offered to such Identified Person or (b) required to be offered to the us pursuant to Section 3.7 of the Umbrella Agreement.

The Articles of Incorporation also provide that no contract, agreement, arrangement or transaction entered into between us and/or any of our subsidiaries, on the one hand, and an Identified Person, on the other hand, before the Conversion shall be void or voidable or be considered unfair to us or any of our subsidiaries solely because such Identified Person is a party thereto, or because any directors, officers or employees of such Identified Person were present at or participated in any meeting of our board, or a committee thereof, or the board of directors, or committee thereof, of any of our subsidiaries, that authorized the contract, agreement, arrangement or transaction, or because such Identified Person’s votes were counted for such purpose. We and our subsidiaries may from time to time enter into and perform contracts, agreements, arrangements or transactions with an Identified Person. To the fullest extent permitted by law, no such contract, agreement, arrangement or transaction, nor the performance thereof by us or our subsidiaries or an Identified Person, shall be considered contrary to any fiduciary duty owed to us, any of our subsidiaries or to any of our or our subsidiaries’ stockholders by any director or officer so long as such contract, agreement, arrangement or transaction, in addition to any requirements under applicable law, is (i) approved by a majority of the members of a committee of our board comprised solely of independent directors, (ii) approved by the vote of holders of a majority of the outstanding common shares (excluding common shares owned by the Identified Persons), (iii) on terms no less favorable to us or our subsidiary, as applicable, than those generally being provided to or available from unrelated third parties or (iv) fair to us, taking into account the totality of the relationships between the parties involved.

102	Table of Contents

Neither our Articles of Incorporation nor any other agreement requires CGP LLC or its affiliates to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow.

Because all of the officers of CGP LLC and its affiliates who provide services to us pursuant to the Executive Services Agreement, and one of our directors, are also directors, officers or employees of Capital Maritime or its affiliates, such officers and director have fiduciary duties to Capital Maritime that may cause them to pursue business strategies that disproportionately benefit Capital Maritime or which otherwise are not in the best interests of us or our shareholders.

We do not have any officers and rely solely on the services of officers provided to us pursuant to our Executive Services Agreement.

Our Chief Executive Officer, Chief Financial Officer and Chief Commercial Officer are also executive officers or employees of Capital Maritime, Capital Ship Management or their respective affiliates.

If the activities of Capital Maritime, Capital Ship Management or their respective affiliates are significantly greater than our activities, there could be material competition for the time and effort of the officers who provide services to Capital Maritime, Capital Ship Management or their respective affiliates. Our executive officers are not required to work full-time on our affairs.

Common shareholders will have no right to enforce obligations of CGP LLC and its affiliates under agreements with us.

Any agreements between us, on the one hand, and CGP LLC and its affiliates, on the other, will not grant to our shareholders, separate and apart from us, the right to enforce the obligations of CGP LLC and its affiliates in our favor.

Contracts between us, on the one hand, and Capital Maritime or CGP LLC, on the other hand, will not be the result of arms’-length negotiations.

Neither our Certificate of Incorporation nor any of the other agreements, contracts and arrangements among Capital Maritime or CGP LLC and us were the result of arms’-length negotiations.

Our Certificate of Incorporation generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and CGP LLC and its affiliates, must be:

•	approved by a majority of the members of our conflicts committee;
•	approved by the vote of a majority of the common shares (excluding common shares owned by Capital Maritime and its affiliates);
•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or
•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

We may choose not to retain separate counsel for ourselves or for the holders of common shares.

The attorneys, independent accountants and others who perform services for us have been retained by our board of directors or our Managers.

We may retain separate counsel for ourselves or the holders of common shares in the event of a conflict of interest between CGP LLC or our Managers and their respective affiliates, on the one hand, and us or the holders of common shares, on the other hand, depending on the nature of the conflict. We do not intend to do so in most cases.

Capital Maritime may compete with us.

Under the omnibus agreement, Capital Maritime agreed and agreed to cause it affiliates to agree, for so long as Capital Maritime controls the Company, not to engage in certain businesses. Except as provided in the omnibus agreement, Capital Maritime and its affiliates are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

103	Table of Contents

C.	Interests of Experts and Counsel

Not applicable.

Item	8. Financial Information.
A.	Consolidated Statements and Other Financial Information.

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

DIVIDENDS

Declaration and payment of any dividend is subject to the discretion of our board of directors. Our dividend policy may be changed at any time, and from time to time, by our board of directors. The timing and amount of dividend payments to holders of our shares will depend on, among other things, shipping market developments and the charter rates we are able to negotiate when we charter our vessels, our cash earnings, financial condition and cash requirements, and could be affected by a variety of factors, including increased or unanticipated expenses, the loss of a vessel, required capital expenditures, reserves established our board of directors, refinancing or repayment of debt, additional borrowings, compliance with the covenants in our financing arrangements, our anticipated future cost of capital, access to financing and equity and debt capital markets, including for the purposes of refinancing or repaying existing debt, asset valuations, other factors described in our filings with the SEC from time to time and the applicable provisions of Marshall Islands law. The MIBCA generally prohibits the declaration and payment of dividends other than from surplus (but in case there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year) or while we are insolvent or if we would be made insolvent upon paying the dividend, or if the declaration or payment would be contrary to any restrictions contained in our Articles of Incorporation. In light of the factors described above and elsewhere in our filings with the SEC, there can be no assurance that we will pay any dividends on our shares.

B.	Significant Changes

Other than as described in “Item 4. Information on the Company—A. History and Development of the Company—Developments in 2024 and up to the filing of this Annual Report” and in Note 18 (Subsequent Events) to our Financial Statements and below, no significant changes have occurred since the date of our Financial Statements.

Item	9. The Offer and Listing.

Our common units started trading on the Nasdaq under the symbol “CPLP” on March 30, 2007. Following the Conversion on the Effective Date, common units ceased to trade on the Nasdaq and common shares commenced trading on the Nasdaq under the name “Capital Clean Energy Carriers Corp.” with the ticker symbol “CCEC”.

Item	10. Additional Information.
A.	Share Capital

Not applicable.

104	Table of Contents

B.	Memorandum and Articles of Association

We were originally formed on January 16, 2007 as a limited partnership named “Capital Product Partners L.P.” under the laws of the Marshall Islands. On the Effective Date, we converted into a corporation named “Capital Clean Energy Carriers Corp.” organized under the laws of the Marshall Islands and have perpetual existence.

Our purpose under our Articles of Incorporation is to engage in any lawful act or activity for which corporations may be organized under the MIBCA.

Please refer to Exhibit 2.1 (Description of Securities registered under Section 12 of the Exchange Act) to this Annual Report for a summary of the material provisions of our Articles of Incorporation. Our Articles of Incorporation is filed as Exhibit 99.2 to our Report on Form 6-K dated August 26, 2024. We will provide prospective investors with a copy of our Articles of Incorporation and any amendments thereto upon request at no charge.

C.	Material Contracts

For a discussion of material contracts, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries are a party, for the two years immediately preceding the date of this Annual Report please see “Item 4. Information on the Company—A. History and Development of the Company” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings (Financing Arrangements).” Please also refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related-Party Transactions” for further detail on the transactions entered into with related parties.

D.	Exchange Controls

We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of the Marshall Islands that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to persons that are both to non-resident and non-citizen holders of our securities.

E.	Taxation

Marshall Islands Taxation relating to Shareholders

The following is a discussion of the material Marshall Islands tax consequences of our activities to shareholders who are not citizens of and do not reside in, maintain offices in or carry on business or conduct transactions or operations in the Marshall Islands (“non-resident holders”). Because we, our subsidiaries and our controlled affiliates do not, and assuming that we and our subsidiaries and controlled affiliates will not, carry on business or conduct transactions or operations in the Marshall Islands, under current Marshall Islands law non-resident holders of our securities will not be subject to Marshall Islands taxation or withholding on dividends we make to such non-resident holders. In addition, non-resident holders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our securities, and will not be required by the Republic of the Marshall Islands to file a tax return relating to such securities.

Marshall Islands Taxation of the Company

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

105	Table of Contents

Material U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to current and prospective common shareholders. This discussion is based upon provisions of the Code, U.S. Treasury Regulations, and current administrative rulings and court decisions, all as currently in effect or existence on the date of this Annual Report and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

The following discussion applies only to beneficial owners of our common shares that own such shares as “capital assets” (generally, for investment purposes) and does not comment on all aspects of U.S. federal income taxation which may be important to particular common shareholders in light of their individual circumstances, such as shareholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, or former citizens or long-term residents of the United States), persons that will hold the common shares as part of a straddle, hedge, conversion, constructive sale, wash sale or other integrated transaction for U.S. federal income tax purposes, persons that own (actually or constructively) 10.0% or more of the total value of all classes of our shares or of the total combined voting power of all classes of our shares entitled to vote, or U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common shares, the tax treatment of a partner thereof will generally depend upon the status of the partner and upon the tax treatment of the partnership. If you are a partner in a partnership holding our common shares, you should consult your tax advisor.

No ruling has been or will be requested from the IRS regarding any matter affecting us or our common shareholders. The statements made here may not be sustained by a court if contested by the IRS.

This discussion does not contain information regarding any U.S. state or local, estate or alternative minimum tax considerations concerning the ownership or disposition of our common shares. Each common shareholder is urged to consult its tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of our common shares.

Taxation of Operating Income

We expect that substantially all of our gross income will be attributable to the transportation of LNG, other gases and containerized goods. If we complete the gradual divestment of our container vessels that we announced on November 13, 2023, we expect that substantially all of our gross income would be attributable to the transportation of LNG and other gases. For this purpose, gross income attributable to transportation (or “Transportation Income”) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes spot charter, time charter and bareboat charter income.

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

Based on our current operations, we do not expect to have U.S. Source Domestic Transportation Income. However, certain of our activities give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, as well as give rise to U.S. Source Domestic Transportation Income. U.S. Source International Transportation Income could be subject to U.S. federal income taxation unless exempt from U.S. taxation under Section 883 of the Code (or the “Section 883 Exemption”), as discussed below.

The Section 883 Exemption

In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (the “Section 883 Regulations”), it will not be subject to the net basis and branch profits taxes, or to the 4% gross basis tax described below, on its U.S. Source International Transportation Income. As discussed below, we believe that under our current ownership structure, the Section 883 Exemption will apply and that, accordingly, we will not be subject to the taxes set forth above on our U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income (which is subject to U.S. federal income taxation irrespective of whether Section 883 applies).

106	Table of Contents

We will qualify for the Section 883 Exemption if, among other matters, we meet the following three requirements:

•	We are organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (an “Equivalent Exemption”);
•	We satisfy the “Publicly Traded Test” (as described below); and
•	We meet certain substantiation, reporting and other requirements.

The Publicly Traded Test requires that the stock of a non-U.S. corporation be “primarily and regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. The Section 883 Regulations provide, in pertinent part, that stock in a non-U.S. corporation will be considered to be “primarily traded” on an established securities market in a given country if the number of shares of each class of stock relied upon to meet the “regularly traded” test that are traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Stock of a non-U.S. corporation will be considered to be “regularly traded” on an established securities market under the Section 883 Regulations if one or more classes of stock of the corporation that, in the aggregate, represent more than 50% of the total combined voting power and value of the non-U.S. corporation are listed on such market during the taxable year and certain trading volume requirements are met or deemed met as described below. For this purpose, if one or more “5% Shareholders” (i.e., a shareholder holding, actually or constructively, at least 5% of the vote and value of a class of stock, for purposes of which multiple related persons may be treated as one shareholder) own in the aggregate 50% or more of the vote and value of the class of stock (the “Closely Held Block”) for more than half the number of days during the taxable year, such class of stock will not be counted towards meeting the “regularly traded” test (the “Closely Held Block Exception”), subject to an exception discussed further below.

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Consequently, our U.S. Source International Transportation Income (including, for this purpose, (i) our distributive share of any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes and (ii) any such income earned by our subsidiaries that are corporations for U.S. federal income tax purposes, are organized in a non-U.S. jurisdiction that grants an Equivalent Exemption and whose outstanding stock is owned more than 50% by value by us (and which themselves comply with certain substantiation, reporting and other requirements)) will be exempt from U.S. federal income taxation provided we meet the Publicly Traded Test (and provided we meet certain substantiation, reporting and other requirements). In addition, since our common shares are only traded on the Nasdaq, which is considered to be an established securities market, our shares will be deemed to be “primarily traded” on an established securities market.

We believe we meet the trading volume requirements of the “regularly traded” test, because the pertinent regulations provide that such trading volume requirements will be deemed to be met with respect to a class of stock traded on an established securities market in the United States where, as will be the case for our common shares, the shares are regularly quoted by dealers who regularly and actively make offers, purchases and sales of such shares to unrelated persons in the ordinary course of business. Additionally, and in the alternative, the pertinent regulations also provide that a class of stock will be considered to meet the trading volume requirements if (i) such class of stock is listed on the relevant market, (ii) such class of stock is traded on such market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, and (iii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year, or as appropriately adjusted in the case of a short taxable year. We believe that trading of our common shares (previously, common units) has satisfied these conditions in the past (when traded as common units), and we expect that such conditions will continue to be satisfied. Finally, we believe that our common shares represent more than 50% of our total combined voting power and value and accordingly we believe that our shares should be considered to be “regularly traded” on an established securities market.

107	Table of Contents

We currently expect that we will not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception, because we currently expect to qualify for an exception to the application of the Closely Held Block Exception. As relevant here, this exception is available when shareholders residing in a non-U.S. jurisdiction granting an Equivalent Exemption and meeting certain other requirements own sufficient shares in the Closely Held Block to preclude other shareholders of the Closely Held Block who do not meet such requirements from owning 50% or more of the total value of the outstanding class of stock of which the Closely Held Block is a part, for more than half the number of days during the taxable year.

Thus, although the matter is not free from doubt, we currently believe that we will satisfy the Publicly Traded Test, and that we will qualify for the Section 883 Exemption. Should any of the facts described above cease to be correct, including for reasons that may be beyond our control, our ability to qualify for the Section 883 Exemption will be compromised.

Taxation of Operating Income in the Absence of the Section 883 Exemption

If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, the U.S. source portion of such income may be treated as effectively connected with the conduct of a trade or business in the United States (or “Effectively Connected Income”) if we have a fixed place of business in the United States involved in the earning of such income and substantially all of such income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed place of business in the United States. Based on our current operations, we have no fixed place of business in the United States, and none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is received pursuant to bareboat charters attributable to a fixed place of business in the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not have a fixed place of business in the United States in the future, and that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which could result in such income being treated as Effectively Connected Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax on a net income basis. In addition, a 30% branch profits tax imposed under Section 884 of the Code also could apply to such income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us.

Taxation of Gain on the Sale of a Vessel in the Absence of the Section 883 Exemption

Our ability to qualify for the Section 883 Exemption is generally not expected to affect the tax treatment of our sales of vessels outside of the United States, provided that we continue to maintain no office or place of business in the United States.

The 4% Gross Basis Tax

If the Section 883 Exemption does not apply and the net income tax does not apply, we would be subject to a 4% U.S. federal income tax on the U.S. source portion of our U.S. Source International Transportation Income, without the benefit of deductions.

108	Table of Contents

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term U.S. Holder means a beneficial owner of our common shares that is an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes), a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any U.S. state or the District of Columbia, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust which either (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Distributions

Subject to the discussion of the rules applicable to PFICs below, any distributions made by us with respect to our common shares to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common shares on a dollar-for-dollar basis and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us.

Dividends paid with respect to our common shares generally will be treated as “passive” income from sources outside the United States for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate (in all cases, a “U.S. Individual Holder”) will be treated as qualified dividend income that is taxable to such U.S. Individual Holder at preferential rates applicable to long-term capital gain provided that: (i) our common shares are readily tradable on an established securities market in the United States (such as the Nasdaq, on which our common shares are traded); (ii) we are not a PFIC (which we do not believe we are, have been or will be, as discussed below); (iii) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend (and has not entered into certain risk limiting transactions with respect to such shares) and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common shares that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Sale, Exchange or other Disposition of Common Shares

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one-year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations. Long-term capital gain of a U.S. Individual Holder is generally subject to tax at preferential rates.

PFIC Status and Significant Tax Consequences

Special and adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. entity taxed as a corporation and classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common shares, either:

•	at least 75% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
•	at least 50% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

109	Table of Contents

Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business. Based on our current and projected methods of operation, we believe that we are not currently a PFIC, nor do we expect to become a PFIC. Although there is no legal authority directly on point, and we are not obtaining a ruling from the IRS on this issue, we will take the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time and spot chartering activities of our wholly owned subsidiaries constitutes services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels we or our subsidiaries own that are subject to time charters, should not constitute passive assets for purposes of determining whether we are or were a PFIC.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a Qualified Electing Fund (a “QEF election”). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common shares, as discussed below. In addition, if a U.S. Holder owns our common shares during any taxable year that we are a PFIC, such shares owned by such holder will generally be treated as shares in a PFIC even if we are not a PFIC in a subsequent year and, if the total value of all PFIC stock that such holder directly or indirectly owns exceeds certain thresholds, such holder must file IRS Form 8621 with the holder’s U.S. federal income tax return to report the holder’s ownership of our common shares.

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

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (such U.S. Holder, an “Electing Holder”), the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed income. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by properly completing and filing IRS Form 8621 with its U.S. federal income tax return. If we are a PFIC and in turn have subsidiaries that are PFICs, a U.S. Holder would have to make a separate QEF election with respect to each such subsidiary PFIC to avoid being subject to the deferred tax interest charges described below in respect of such subsidiary PFICs. If contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will attempt to provide each U.S. Holder with all necessary information in order to make the QEF election described above.

110	Table of Contents

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our common shares were treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related U.S. Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders not making a timely QEF or mark-to-market election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year (a “Non-Electing Holder”) would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common shares in a taxable year other than the taxable year in which the Non-Electing Holder’s holding period in the common shares begins in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares that preceded the current taxable year), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;
•	the amount allocated to the current taxable year and any year prior to the year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and
•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common shares. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common shares, such holder’s successor generally would not receive a step-up in tax basis with respect to such shares.

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

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common shares (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non-U.S. Holder.

Distributions

Distributions paid to a Non-U.S. Holder in respect of common shares will not be subject to United States federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a United States trade or business.

111	Table of Contents

If the Non-U.S. Holder is engaged in a United States trade or business, distributions paid in respect of common shares may be subject to United States federal income tax to the extent those distributions constitute income “effectively connected” with that Non-U.S. Holder’s United States trade or business. However, distributions paid to a Non-U.S. Holder who is engaged in a United States trade or business may be exempt from United States federal income taxation under an income tax treaty if the income represented thereby is not attributable to a United States permanent establishment maintained by the Non-U.S. Holder. “Effectively connected” distributions recognized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate, or at a lower rate if the corporate Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Disposition of Common Shares

The United States federal income taxation of Non-U.S. Holders on any gain resulting from the disposition of common shares is generally the same as described above regarding distributions. However, individual Non-U.S. Holders may also be subject to U.S. federal income tax on gain resulting from the disposition of common shares if they are present in the United States for 183 or more days during the taxable year of the sale in which those shares are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In the case of a U.S. Individual Holder, information reporting requirements, on IRS Form 1099, generally will apply to:

•	dividend payments or other taxable distributions made to you within the United States, and
•	the payment of proceeds to you from the sale of common shares effected at a U.S. office of a broker.

Additionally, backup withholding may apply to such payments if the U.S. Individual Holder fails to comply with applicable certification requirements or (in the case of dividend payments) is notified by the IRS that it has failed to report all dividends required to be shown on its federal income tax returns.

A Non-U.S. Holder is generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments made outside the United States by us or another non-United States payor, and
•	other dividend payments made within the United States and the payment of the proceeds from the sale of common shares effected at a United States office of a broker, as long as either (i) the holder has furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-U.S. person, or (ii) the holder otherwise establishes an exemption.

Payment of the gross proceeds from the disposition of common shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common shares that is effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if:

•	the broker has certain connections to the United States,
•	the proceeds or confirmation are sent to the United States, or
•	the sale has certain other specified connection with the United States as provided in U.S. Treasury Regulations.

Backup withholding is not an additional tax. A refund of any amounts withheld under the backup withholding rules that exceed a holder’s income tax liability may generally be obtained by filing a refund claim with the IRS.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

112	Table of Contents

H.	Documents on Display

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

Operating activities

We do not have a material currency exposure risk in connection to our operating activities. We generate all of our revenues in U.S. Dollars and incur less than 10% of our expenses in currencies other than U.S. Dollars. For accounting purposes, expenses incurred in currencies other than the U.S. Dollars are translated into U.S. Dollars at the exchange rate prevailing on the date of each transaction. As of December 31, 2024, less than 10% of our liabilities were denominated in currencies other than U.S. Dollars (mainly in Euros). These liabilities were translated into U.S. Dollars at the exchange rate prevailing on December 31, 2024. We have not hedged currency exchange risks and our operating results could be adversely affected as a result.

Interest Rate Risk

The international shipping industry is capital intensive, requiring significant amounts of investment, a significant portion of which is provided in the form of long-term debt. Our existing financing arrangements contain interest rates that fluctuate based on changes in base rates. As of December 31, 2024, $2,093.4 million out of our total debt of $2,598.3 million is floating rate debt, which means we pay interest on such debt at a margin on top of an agreed benchmark rate. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. Recently, in response to inflationary pressures, central banks have begun to increase interest rates, which translates into increases in base interest rates that result in an increase to our interest expense on our existing floating rate debt and also result in increases to the interest rates available to us on new debt financing for our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Financing Activities—A significant rise in interest rates could result in increased interest expense.”

113	Table of Contents

Interest rate sensitivity analysis

Currently we have, and during 2024 we had, no interest rate swap agreements outstanding. A possible market disruption in determining the cost of funds for our banks resulting in increases by the lenders to their “funding costs” under our credit facilities, will lead to proportional increases in the relevant interest amounts payable under such credit facilities on a quarterly basis. As an indication of the extent of our sensitivity to interest rate changes based upon our debt level from continuing operations, an increase of 100 basis points in SOFR would have resulted in an increase in our interest expense by approximately $18.3 million, $10.5 million and $7.4 million for the years ended December 31, 2024, 2023 and 2022 respectively, assuming all other variables had remained constant.

Concentration of Credit Risk

Financial instruments which potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents. We place our cash and cash equivalents, consisting mostly of deposits, with creditworthy financial institutions as rated by qualified rating agencies. We do not obtain rights to collateral to reduce our credit risk.

Inflation

As a result of the inflation experienced in 2023 and 2024, we have incurred increased operating, voyage and administrative costs. We continue to see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, driving up energy prices and commodity prices, which continue to affect our operating and voyage expenses. As inflation becomes a significant factor in the global economy, inflationary pressures are expected to result in increased operating, voyage and financing costs.

Item	12. Description of Securities Other than Equity Securities.

Not Applicable.

114	Table of Contents

Part II.

Item	13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item	14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

On the Effective Date, we completed the Conversion. For details on the Conversion, please review our report on Form 6-K filed with the SEC on August 26, 2024, including the exhibits thereto, which is incorporated by reference in this Annual Report.

Item	15. Controls and Procedures.
A.	Disclosure Controls and Procedures

As of December 31, 2024, our management conducted an evaluation pursuant to Rule 13a-15(b) and 15d-15 promulgated under the U.S. Securities Exchange Act of 1934, as amended, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our management recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. Further, in the design and evaluation of our disclosure controls and procedures our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2024, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure, were effective in providing reasonable assurance that information that was required to be disclosed by us in reports we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting. Our internal controls were designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of our Financial Statements for external purposes in accordance with accounting principles generally accepted in the United States.

Our internal controls over financial reporting includes those policies and procedures that 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our Financial Statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of management and the directors of the Company and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the 2013 framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management believes that our internal control over financial reporting was effective as of December 31, 2024.

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

115	Table of Contents

C.	Attestation Report of the Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Capital Clean Energy Carriers Corp.

Majuro, Republic of Marshall Islands

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Capital Clean Energy Carriers Corp. (formerly Capital Product Partners L.P.) and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024 of the Company and our report dated April 17, 2025 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

April 17, 2025

116	Table of Contents

D.	Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting during the year covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item	16.
A.	Audit Committee Financial Expert.

Our board of directors has determined that director Abel Rasterhoff qualifies as an audit committee financial expert for purposes of the U.S. Sarbanes-Oxley Act of 2002 and is independent under applicable Nasdaq and SEC standards.

B.	Code of Ethics.

Our board of directors has adopted a Code of Business Conduct and Ethics that includes a Code of Ethics (the “Code of Ethics”) that applies to the Company and all of its employees, directors and officers, including its chief executive officer, chief financial officer, chief accounting officer or controller, its agents and persons performing similar functions, including for the avoidance of doubt any employees, officers or directors of our Managers wherever located, as well as to all of the Company’s subsidiaries and other business entities controlled by it worldwide. The Code of Ethics incorporates terms and conditions consistent with the FCPA and U.K. Bribery Act, and includes a Gifts and Entertainment policy.

This document is available under “Corporate Governance” in the Investor Relations area of our web site (www.capitalcleanenergycarriers.com). We will also provide a hard copy of our Code of Ethics free of charge upon written request. We intend to disclose, under “Corporate Governance” in the Investor Relations area of our web site, any waivers to or amendments of the Code of Ethics for the benefit of any of our directors and executive officers within five business days of such waiver or amendment.

C.	Principal Accountant Fees and Services.

Our principal accountant for 2024 and 2023 was Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163) The following table shows the fees we paid or accrued for audit and tax services provided by Deloitte and its affiliates for these periods (in thousands of U.S. Dollars).

Fees	2024	2023
Audit Fees (1)	$402.2	$369.3
Audit-Related Fees (2)	12.6	13.5
Tax Fees (3)	17.3	14.2
Total	$432.1	$397.0

(1)	Audit fees represent fees for professional services provided in connection with the audit of our Financial Statements, review of our quarterly consolidated financial information, audit services provided in connection with other regulatory filings, issuance of consents and assistance with and review of documents filed with the SEC and the Athens Stock Exchange.

(2)	Audit related fees represent compensation for professional services provided in connection with the public offering and listing on the Athens Stock Exchange of senior unsecured bonds by CPLP PLC.

(3)	Tax fees represent fees for professional services provided in connection with various U.S. income tax compliance and information reporting matters.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.

Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2024 and 2023.

117	Table of Contents

D.	Exemptions from the Listing Standards for Audit Committees.

None.

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

On January 25, 2021, the Partnership’s Board of Directors approved a unit repurchase program, providing the Partnership with authorization to repurchase up to $30.0 million of units of the Partnership’s common unit, effective for a period of two years through January 2023. On January 26, 2023, our board approved our new Unit Repurchase Program, providing the Partnership with authorization to repurchase up to $30.0 million of the Partnership’s common units, effective for a period of two years through January 2025. The Unit Repurchase Program expired in January 2025. We were permitted to repurchase these units in the open market or in privately negotiated transactions, at times and prices that we considered to be appropriate. During 2024, we did not purchase any common units under the programs.

F.	Change in Registrant’s Certifying Accountant.

Not applicable.

G.	Corporate Governance.

The Nasdaq requires corporations with listed shares to comply with its corporate governance standards, subject to certain exceptions as set forth in Nasdaq Rule 5615. As a foreign private issuer, pursuant to Nasdaq Rule 5615(a)(3) we are not required to comply with all of the corporate governance rules that apply to listed U.S. corporations. However, we have generally chosen to comply with most of the Nasdaq’s corporate governance rules as though we were a U.S. corporation. For example, although we are not required to have a majority of independent directors on our board of directors or to establish a compensation committee or a nominating/corporate governance committee under the Nasdaq rules, our Bylaws provide that our board of directors must be comprised of a majority of independent directors and that we establish a conflicts committee, compensation committee and a nominating committee each composed solely of independent directors and a nominating committee composed of a majority of independent directors. For the year ended December 31, 2024, our board determined that Keith Forman, Rory Hussey, Abel Rasterhoff, Eleni Tsoukala and Dimitris P. Christacopoulos were independent directors.

The following are the significant ways in which the Company’s corporate governance practices deviate from the Nasdaq’s corporate governance rules that apply to listed U.S. corporations:

•	Although we have historically voluntarily produced and disseminated a proxy statement in respect of our annual meeting of shareholders and expect to continue to do so, as a foreign private issuer we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to the Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our Bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our Bylaws provide that shareholders must give between 90 and 120 days advance notice to properly introduce any business at a meeting of the shareholders.
•	Consistent with Marshall Islands law, we are not required to publicly disclose all agreements and arrangements between any director or nominee for director, and any person or entity other than the Company, relating to compensation or other payment in connection with such person’s candidacy for, or service as, a director of the Company.
•	Consistent with Marshall Islands law, we are not required to have a nominating committee composed solely of independent directors. Consistent with our Articles of Incorporation and Bylaws and the Shareholders’ Agreement, our nominating committee is composed of a majority of independent directors.
118	Table of Contents

•	In lieu of obtaining shareholder approval prior to the issuance of designated securities or the adoption of equity compensation plans or material amendments to such equity compensation plans, we will comply with Marshall Islands law, providing that the board of directors approves share issuances and adoptions of and material amendments to equity compensation plans. Likewise, in lieu of obtaining shareholder approval prior to the issuance of securities in certain circumstances (e.g., the issuance of securities in connection with an acquisition of the stock or assets of another company), consistent with Marshall Islands law and our Articles of Incorporation and Bylaws, the board of directors approves certain share issuances.
•	Our board of directors is not required to meet regularly in executive sessions at which only independent directors are present and without management present.
•	Consistent with Marshall Islands law, we do not require that our corporate actions or issuances cannot disparately reduce or restrict the voting rights of existing shareholders.

Please see “Item 6. Directors, Senior Management and Employees—C. Board Practices” and “Item 10. Additional Information—B. Memorandum and Articles of Association” for more detail regarding our corporate governance practices.

H.	Mine Safety Disclosure.

Not applicable.

I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

J.	Insider Trading Policies.

We have adopted an insider trading policy governing the purchase, sale and/or other disposition of our securities by our directors, officers, and employees and other covered persons that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations and exchange listing standards. A copy of our insider trading policy is filed as Exhibit 11.1 to this Annual Report on Form 20-F.

K.	Cybersecurity.

Risk Management and Strategy

The Company’s business operations, including our onshore operations and vessel operations, rely on information and operational technology systems maintained by our Managers, which could be targeted by computer hackers and cyber terrorists. We rely on information systems maintained by our Managers for a significant part of our operations, including for the steering, navigation and propulsion systems of our vessels, communications and cargo management.

Our Managers have in place safety and security measures on our vessels and onshore operations to secure our vessels against cybersecurity incidents. Our Managers’ processes for assessing, identifying and managing material risks from cybersecurity threats include:

•	cybersecurity processes designed in accordance with international standards guidelines including the National Institute of Standards and Technology (NIST) Core Framework, ISO 22301:2019 Business Continuity Management Systems, the Tanker Management Self-Assessment (TMSA) 13 Elements, BIMCO, IMO Guidelines and International Ship and Port Facility Security (ISPS) Code;
•	system protection mechanisms such as access procedures, antivirus programs, endpoint detection & response, maintaining a firewall and antispam, anti-phishing and email filtering processes;
•	implementation of internal policies and procedures, including an Information Security and Acceptable Use Policy, Information Security Management System Policy, Cyber Incident Response Procedures and Cyber Security Assessments on Policies and Procedures, to manage cybersecurity risk, implement incident reporting procedures and cybersecurity threat responses and regularly assess and monitor our cybersecurity measures;
119	Table of Contents

•	internal audit procedures to assess personnel’s compliance with information security procedures and to test the condition of our technology infrastructure;
•	On shore penetration testing to review our cybersecurity weaknesses, using either internal competencies or external firms;
•	a multi-vendor approach to reduce the risk of the compromise of a major cybersecurity vendor; and
•	regular comprehensive cybersecurity training for both ship and shore personnel.

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

120	Table of Contents

Part III.

Item	17. Financial Statements

Not Applicable.

Item	18. Financial Statements.

121	Table of Contents

Item	19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Description
1.1	Certificate of Conversion of Capital Clean Energy Carriers Corp.(1)
1.2	Articles of Incorporation of Capital Clean Energy Carriers Corp.(1)
1.3	Bylaws of Capital Clean Energy Carriers Corp.(1)
2.1	Description of Securities registered under Section 12 of the Exchange Act
2.2	Certain long-term debt instruments, none of which relates to indebtedness that exceeds 10% of the consolidated assets of Capital Clean Energy Carriers Corp., have not been filed as exhibits to this Form 20-F. Capital Clean Energy Carriers Corp. agrees to furnish the Securities and Exchange Commission, upon its request, a copy of any such instrument defining the rights of holders of long-term debt of Capital Clean Energy Carriers Corp. and its consolidated subsidiaries
4.1	Loan Agreement, dated October 6, 2022, between Capital Clean Energy Carriers Corp. (formerly known as Capital Product Partners L.P.) and Hamburg Commercial Bank A.G.(2)
4.2	Amended and Restated Omnibus Agreement, dated September 30, 2011(4)
4.3	Form of Floating Rate Management Agreement with Capital-Executive Ship Management Corp.(5)
4.4	Form of Floating Rate Management Agreement with Capital Gas Ship Management Corp.(3)
4.5	Administrative Services Agreement with Capital Ship Management(6)
4.6	Amendment 1 to Administrative Services Agreement with Capital Ship Management Corp., dated April 2, 2012(7)
4.7	IT Agreement, dated April 3, 2007, by and between Capital Ship Management Corp. and Capital Clean Energy Carriers Corp. (formerly known as Capital Product Partners L.P.)(8)
4.8	Addendum No. 1 to IT Agreement, dated April 2, 2012(8)
4.9	Addendum No. 2 to IT Agreement, dated April 2, 2017(8)
4.10	Addendum No. 3 to IT Agreement, dated April 2, 2022(3)
4.11	Master Vessel Acquisition Agreement, dated July 24, 2014(9)
4.12	Capital Clean Energy Carriers Corp.’s Omnibus Incentive Compensation Plan, amended and restated on August 26, 2024(1)
122	Table of Contents

4.13	Umbrella Agreement, by and among Capital Maritime & Trading Corp., Capital GP L.L.C. and Capital Clean Energy Carriers Corp. (formerly known as Capital Product Partners L.P.), dated November 13, 2023(10)
4.14	Form of Supervision Agreement with Capital Gas Ship Management Corp.(10)
4.15	Shareholders’ Agreement dated August 26, 2024 by and among Capital Clean Energy Carriers Corp. and Capital Maritime & Trading Corp., Capital Gas Corp. and Capital GP L.L.C.(1)
4.16	Registration Rights Agreement dated August 26, 2024 by and among Capital Clean Energy Carriers Corp., Capital Maritime & Trading Corp., Capital Gas Corp., Capital GP L.L.C., Paparebecorp Limited and Ascetico Limited(1)
4.17	Executive Services Agreement by and between Capital Clean Energy Carriers Corp. and Capital GP L.L.C.(1)
8.1	List of Subsidiaries of Capital Clean Energy Carriers Corp.
11.1	Insider Trading Policy of Capital Clean Energy Carriers Corp.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Capital Clean Energy Carriers Corp.’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Capital Clean Energy Carriers Corp.’s Chief Financial Officer
13.1	Capital Clean Energy Carriers Corp. Certification of Gerasimos (Jerry) Kalogiratos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*
13.2	Capital Clean Energy Carriers Corp. Certification of Nikolaos Kalapotharakos, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*
15.1	Consent of Deloitte Certified Public Accountants S.A., independent registered public accounting firm.
97.1	Policy Regarding the Recovery Erroneously Awarded Incentive-Based Compensation
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (Inline XBRL)

(1)	Previously furnished as a Report on Form 6-K with the SEC on August 26, 2024.

(2)	Previously filed as an exhibit to Capital Clean Energy Carriers Corp.’s (formerly known as Capital Product Partners L.P.) Annual Report on Form 20-F for the year ended December 31, 2022 and filed with the SEC on April 26, 2023.

(3)	Previously filed as an exhibit to Capital Clean Energy Carriers Corp.’s (formerly known as Capital Product Partners L.P.) Annual Report on Form 20-F for the year ended December 31, 2021 and filed with the SEC on April 27, 2022.

(4)	Previously furnished as a Report on Form 6-K with the SEC on September 30, 2011.

(5)	Previously filed as Exhibit 10.1 to a registration statement on Form F-3 with the SEC on October 25, 2019.

(6)	Previously filed as an exhibit to Capital Clean Energy Carriers Corp.’s (formerly known as Capital Product Partners L.P.) Registration Statement on Form F-1 (File No. 333-141422), filed with the SEC on March 19, 2007 and hereby incorporated by reference to such Registration Statement.

(7)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 and filed with the SEC on February 5, 2013.

(8)	Previously filed as an exhibit to Capital Clean Energy Carriers Corp.’s (formerly known as Capital Product Partners L.P.) Annual Report on Form 20-F for the year ended December 31, 2019 and filed with the SEC on February 28, 2020.

(9)	Previously furnished as a Report on Form 6-K with the SEC on July 29, 2014.

(10)	Previously furnished as Exhibit II to Capital Clean Energy Carriers Corp.’s (formerly known as Capital Product Partners L.P.) Report on Form 6-K with the SEC on November 13, 2023.

*	Furnished only and not filed

123	Table of Contents

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL CLEAN ENERGY CARRIERS CORP.
/s/ Gerasimos (Jerry) Kalogiratos
Name:	Gerasimos (Jerry) Kalogiratos
Title:	Chief Executive Officer

Dated: April 17, 2025

124	Table of Contents

1	Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Capital Clean Energy Carriers Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Capital Clean Energy Carriers Corp. (formerly Capital Product Partners L.P.) and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in shareholders’ equity and partners’ capital, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 17, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece
April 17, 2025

We have served as the Company’s auditor since 2006.

F- 1	Table of Contents

Capital Clean Energy Carriers Corp. Consolidated Balance Sheets (In thousands of United States Dollars, except number of shares)

	As of December 31, 2024	As of December 31, 2023
Assets
Current assets
Cash and cash equivalents	$313,988	$192,420
Trade accounts receivable, net	3,853	3,103
Prepayments and other assets	7,512	6,748
Due from related party (Note 5)	1,131	402
Inventories	4,844	3,004
Claims	865	865
Current assets of discontinued operations (Note 3)	73,350	18,962
Total current assets	405,543	225,504
Fixed assets
Advances for vessels under construction – related party (Notes 5, 6)	54,000	174,400
Vessels, net and vessels under construction (Note 6)	3,527,305	2,212,613
Total fixed assets	3,581,305	2,387,013
Other non-current assets
Above market acquired charters (Note 7)	101,574	73,969
Deferred charges, net	361	—
Restricted cash (Note 8)	22,521	11,721
Derivative asset (Note 9)	1,574	6,636
Prepayments and other assets	4	1,325
Non-current assets of discontinued operations (Note 3)	—	434,131
Total non-current assets	3,707,339	2,914,795
Total assets	$4,112,882	$3,140,299
Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt, net (Note 8)	$128,383	$93,457
Trade accounts payable	15,119	9,809
Due to related parties (Note 5)	3,542	4,156
Accrued liabilities (Note 11)	32,157	18,658
Deferred revenue	29,804	19,100
Derivative liabilities (Note 9)	18,114	—
Current liabilities of discontinued operations (Note 3)	16,372	38,750
Total current liabilities	243,491	183,930
Long-term liabilities
Long-term debt, net (Note 8)	2,450,129	1,585,196
Derivative liabilities (Note 9)	—	7,180
Below market acquired charters (Note 7)	75,659	85,408
Deferred revenue	634	4,001
Non-current liabilities of discontinued operations (including $6,000 payable to related party as of December 31, 2023) (Note 3)	—	99,651
Total long-term liabilities	2,526,422	1,781,436
Total liabilities	2,769,913	1,965,366
Commitments and contingencies (Note 17)	—	—
Shareholders’ Equity
General Partner (348,570 General partner units as of December 31, 2023) (Note 14)	—	12,885
Limited Partners - Common (55,909,665 units issued and 55,039,143 units outstanding as of December 31, 2023) (Note 14)	—	1,171,573
Treasury Units (870,522 as of December 31, 2023) (Note 14)	—	(7,939)
Accumulated other comprehensive loss	(289)	(1,586)
Common shares ($0.01 par value, 59,938,374 shares issued and 58,387,313 shares outstanding as of December 31, 2024) (Notes 1, 14)	599	—
Additional paid-in capital	1,240,044	—
Retained earnings	102,615	—
Total shareholders’ equity	1,342,969	1,174,933
Total liabilities and shareholders’ equity	$4,112,882	$3,140,299

The accompanying notes are an integral part of these consolidated financial statements.

F- 2	Table of Contents

Capital Clean Energy Carriers Corp. Consolidated Statements of Comprehensive Income (In thousands of United States Dollars except number of shares and net income per share)

	For the years ended December 31,
	2024	2023	2022
Revenues (Note 4)	$369,413	$241,767	$187,252
Expenses / (income), net:
Voyage expenses (Note 12)	10,547	12,213	13,145
Vessel operating expenses (Note 12)	55,353	41,726	30,544
Vessel operating expenses - related parties (Notes 5, 12)	9,550	6,780	5,301
General and administrative expenses (including $2,980, $2,564 and $2,244 to related parties, for the years ended December 31, 2024, 2023 and 2022, respectively) (Notes 5, 15)	16,682	13,445	10,681
Vessel depreciation and amortization (Note 6)	86,156	54,866	41,042
Gain on sale of vessels	—	—	(47,275)
Impairment of vessels (Note 6)	—	11,157	—
Operating income, net	191,125	101,580	133,814
Other income / (expense), net:
Interest expense and finance cost (including $3,174 to related party, for the year ended December 31, 2024) (Note 5, 8)	(139,831)	(95,743)	(45,631)
Other income / (expense), net	3,315	1,253	(1,855)
Total other expense, net	(136,516)	(94,490)	(47,486)
Net income from continuing operations	54,609	7,090	86,328
Net income from discontinued operations (Note 3)	139,025	40,118	39,093
Net income from operations	193,634	47,208	125,421
Net income attributable to General Partner (Note 16)	743	680	2,157
Deemed dividend to General Partner (Note 16)	46,184	—	—
Net income attributable to unvested shares (Note 16)	808	929	3,662
Net income attributable to common shareholders (Note 16)	145,899	45,599	119,602
Net income from continuing operations per:
• Common share, basic and diluted	$0.14	$0.33	$4.26
Weighted-average shares outstanding:
• Common shares, basic and diluted	56,094,666	21,182,471	19,325,030
Net income from discontinued operations per:
• Common share, basic and diluted	$2.46	$1.83	$1.93
Weighted-average shares outstanding:
• Common shares, basic and diluted	56,094,666	21,182,471	19,325,030
Net income from operations per:
• Common share, basic and diluted	$2.60	$2.15	$6.19
Weighted-average shares outstanding:
• Common shares, basic and diluted	56,094,666	21,182,471	19,325,030
Net income from operations	193,634	47,208	125,421
Other comprehensive income /(loss):
Unrealized income/ (loss) on derivative instruments (Note 9)	1,297	3,180	(4,766)
Total comprehensive income	$194,931	$50,388	$120,655

The accompanying notes are an integral part of these consolidated financial statements.

F- 3	Table of Contents

Capital Clean Energy Carriers Corp. Consolidated Statements of Changes in Shareholders’ Equity and Partners’ Capital (In thousands of United States Dollars)

The statements below for the period from January 1, 2024, to August 25, 2024 and for the years ended December 31, 2023 and 2022 represent Capital Clean Energy Carriers Corp. as a partnership prior to the Conversion. The statement below for the period from August 26, 2024, to December 31, 2024 represents Capital Clean Energy Carriers Corp. as a corporation subsequent to the Conversion.

	No. of Shares	Share Capital	General Partner	Common Unitholders	Treasury units	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2022	—	$—	$10,466	$519,497	$(4,499)	$—	$—	$—	$525,464
Distributions declared / paid (distributions of $ 0.60 per common unit)	—	—	(209)	(11,946)	—	—	—	—	(12,155)
Partnership’s net income	—	—	2,157	123,264	—	—	—	—	125,421
Equity compensation expense (Note 15)	—	—	—	3,790	—	—	—	—	3,790
Re-issuance of treasury units in connection with the acquisition of vessel owning companies (Notes 5, 14)	—	—	—	—	6,583	—	—	—	6,583
Repurchase of common units (Note 14)	—	—	—	—	(5,911)	—	—	—	(5,911)
Other comprehensive loss (Note 9)	—	—	—	—	—	—	—	(4,766)	(4,766)
Balance at December 31, 2022	—	$—	$12,414	$634,605	$(3,827)	$—	$—	$(4,766)	$638,426
Distributions declared / paid (distributions of $0.60 per common unit)	—	—	(209)	(12,033)	—	—	—	—	(12,242)
Partnership’s net income	—	—	680	46,528	—	—	—	—	47,208
Issuance of Partnership’s common units, net – rights offering (Note 1)	—	—	—	498,687	—	—	—	—	498,687
Equity compensation expense (Note 15)	—	—	—	3,786	—	—	—	—	3,786
Repurchase of common units (Note 14)	—	—	—	—	(4,112)	—	—	—	(4,112)
Other comprehensive income (Note 9)	—	—	—	—	—	—	—	3,180	3,180
Balance at December 31, 2023	—	$—	$12,885	$1,171,573	$(7,939)	$—	$—	$(1,586)	$1,174,933
Distributions declared / paid (distributions of $0.45 per common unit)	—	—	(155)	(24,900)	—	—	—	—	(25,055)
Partnership’s net income	—	—	516	81,745	—	—	—	—	82,261
Equity compensation expense (Note 15)	—	—	—	4,093	—	—	—	—	4,093
Other comprehensive income (Note 9)	—	—	—	—	—	—	—	179	179
Balance at August 25, 2024	—	$—	$13,246	$1,232,511	$(7,939)	$—	$—	$(1,407)	$1,236,411
Dividends declared / paid (distributions of $0.15 per common share)	—	—	—	—	—	—	(8,758)	—	(8,758)
Net Income from 26/8/24 to 31/12/24	—	—	—	—	—	—	111,373	—	111,373
Equity compensation expense (Note 15)	—	—	—	—	—	2,825	—	—	2,825
Conversion of 54,887,313 common units to common shares and 1,551,061 treasury units to treasury shares (Note 1, 14)	56,438,374	564	—	—	—	(564)	—	—	—
Conversion of 348,570 general partner units into 3,500,000 common shares (Note 1, 14)	3,500,000	35	46,184	(46,184)	—	(35)	—	—	—
Reclassification resulting from the Conversion (Note 1, 14)	—	—	(59,430)	(1,186,327)	7,939	1,237,818	—	—	—
Other comprehensive income (Note 9)	—	—	—	—	—	—	—	1,118	1,118
Balance at December 31, 2024	59,938,374	$599	$—	$—	$—	$1,240,044	$102,615	$(289)	$1,342,969

The accompanying notes are an integral part of these consolidated financial statements.

F- 4	Table of Contents

Capital Clean Energy Carriers Corp. Consolidated Statements of Cash flows (In thousands of United States Dollars)

	For the years ended December 31,
	2024	2023	2022
Cash flows from operating activities of continuing operations:
Net income from operations	$193,634	$47,208	$125,421
Less: Net income from discontinued operations	139,025	40,118	39,093
Net income from continuing operation	54,609	7,090	86,328
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization (Note 6)	86,156	54,866	41,042
Impairment of vessels (Note 6)	—	11,157	—
Gain on sale of vessels	—	—	(47,275)
Amortization and write-off of deferred financing costs	3,347	1,977	1,430
Amortization / accretion of above / below market acquired charters (Note 7)	15,864	(4,646)	6,473
Amortization of ineffective portion of derivatives	(209)	(260)	—
Equity compensation expense (Note 15)	6,918	3,786	3,790
Change in fair value of derivatives (Note 9)	10,934	(5,529)	10,959
Unrealized bonds exchange differences (Note 8)	(9,848)	6,018	(10,896)
Unrealized cash, cash equivalents and restricted cash exchange differences	—	—	(493)
Changes in operating assets and liabilities:
Trade accounts receivable, net	(750)	(1,015)	3,739
Prepayments and other assets	557	682	(6,141)
Due from related party	716	(1,847)	—
Inventories	(1,840)	1,476	(1,236)
Claims	—	—	302
Trade accounts payable	5,524	3,351	(791)
Due to related parties	1,386	1,140	(164)
Accrued liabilities	13,806	3,801	4,551
Deferred revenue	7,337	8,498	8,031
Net cash provided by operating activities of continuing operations	$194,507	$90,545	$99,649
Cash flows from investing activities of continuing operations:
Vessel acquisitions, vessels under construction and improvements including acquired time and bareboat charter agreements (Notes 6, 7)	(1,200,981)	(451,598)	(139,781)
(Expenses paid for the sale of vessels) / Proceeds from sale of vessels, net (Note 6)	(219)	20,540	127,123
Net cash used in investing activities of continuing operations	$(1,201,200)	$(431,058)	$(12,658)
Cash flows from financing activities of continuing operations:
Proceeds from long-term debt (Note 8)	1,582,000	392,000	206,276
Deferred financing and offering costs paid	(12,911)	(3,841)	(4,347)
Payments of long-term debt (Note 8)	(792,480)	(75,474)	(102,125)
Proceeds from rights offering (Notes 1, 14)	—	45,817	—
Rights offering costs paid	(476)	(824)	—
Repurchase of common units (Note 14)	—	(4,112)	(5,911)
Dividends paid (Note 14)	(33,813)	(12,242)	(12,155)
Net cash provided by financing activities of continuing operations	$742,320	$341,324	$81,738
Net (decrease) / increase in cash, cash equivalents and restricted cash from continuing operations	$(264,373)	$811	$168,729
Cash flows from discontinued operations
Operating activities	46,011	98,830	72,919
Investing activities	448,062	(16,034)	(1,451)
Financing activities	(97,332)	(34,312)	(116,829)
Net increase / (decrease) in cash, cash equivalents and restricted cash from discontinued operations	396,741	48,484	(45,361)
Net increase in cash, cash equivalents and restricted cash	132,368	49,295	123,368
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	—	493
Cash, cash equivalents and restricted cash at the beginning of the year	$204,141	$154,846	$30,987
Cash, cash equivalents and restricted cash at the end of the year	$336,509	$204,141	$154,848
Supplemental cash flow information
Cash paid for interest net of interest capitalized during the construction period (Note 2(m))	$131,870	$98,606	$49,179
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	4,140	6,684	1,663
Capitalized dry-docking costs included in liabilities	4,149	4,149	29
Deferred financing costs included in liabilities	86	1,934	220
Expenses for sale of vessels included in liabilities (Note 6)	5,396	440	1,300
Seller’s credit agreements in connection with the acquisition of vessel owning companies (Notes 5, 6, 8)	134,764	—	—
Sale and lease back agreements and credit facility assumed in connection with the acquisition of vessel owning companies (Notes 6, 8)	—	196,317	—
Amounts for the acquisition of vessel owning companies and companies owning vessels under construction, netted against the amount due from CMTC pursuant to the Standby Purchase Agreement (Notes 1, 5, 6, 14)	—	279,783	—
Advances for vessels under construction - related party, netted against the amount due from CMTC pursuant to the Standby Purchase Agreement (Notes 1, 5, 6, 14)	—	174,400	—
Re-issuance of treasury units in connection with the acquisition of a vessel owning company (Notes 6, 14)	—	—	6,583
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	313,988	192,420	144,635
Restricted cash - non-current assets	22,521	11,721	10,213
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$336,509	$204,141	$154,848

The accompanying notes are an integral part of these consolidated financial statements.

F- 5	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

1. Basis of Presentation and General Information

Capital Clean Energy Carriers Corp. (the “Company or CCEC”) is an international owner of ocean-going vessels, with a focus on the energy transition. As of December 31, 2024, Company’s in-the-water fleet included 17 high specification vessels, including 12 latest generation Liquified Natural Gas Carriers (“LNG/Cs”) and five legacy Neo-Panamax container vessels two of which we have agreed to sell by the first quarter of 2025 (Note 3). In addition, our under-construction fleet includes six additional latest generation LNG/Cs, six dual-fuel Medium Gas Carriers (“MGCs”) and four Handy Liquified CO2 Multi-Gas Carriers (“LCO2 – HMGC”), to be delivered between the first quarter of 2026 and the third quarter of 2027. The Company’s vessels operate under medium to long-term time and bareboat charters.

The Company was originally formed on January 16, 2007, as a Marshall Islands limited partnership with the name Capital Product Partners L.P. (the “Partnership” or “CPP”). On August 26, 2024, (the “Effective Date”), the Partnership converted from a Marshall Islands limited partnership to a Marshall Islands corporation and changed its name to Capital Clean Energy Carriers Corp. (the “Conversion”). The Conversion and the name change were approved by the majority of the Partnership’s unitholders, the conflicts committee of the Partnership’s board of directors, the Partnership’s full board of directors and the Partnership’s general partner, Capital GP L.L.C. (the “CGP”). As a result of the Conversion the following changes to the capital structure and corporate governance, among others, occurred:

(i) each common unit of the Partnership outstanding immediately prior to the Effective Date was converted into one common share of CCEC with par value of $0.01 per share (the “common shares”);

(ii) the 348,570 general partner units and the general partner’s incentive distribution rights, in each case, outstanding immediately prior to the Effective Date were converted into an aggregate of 3,500,000 common shares;

(iii) CGP gave up its existing management and consent rights with respect to CPP, including its right to appoint three directors to CPP’s board of directors and its veto rights over, among other things, approval of mergers, consolidations and other significant corporate transactions and amendments to CPP’s governing documents;

(iv) following the Conversion, the board of directors consist of eight directors, a majority of which are “independent” in accordance with Nasdaq rules; and

(v) until Capital Maritime & Trading Corp. (“CMTC”) and its affiliates cease to own at least 25% of the outstanding common shares, CMTC and its affiliates will have the right to nominate three out of the eight directors to the board. If the holdings of CMTC and its affiliates fall below 25% but remain above 15% of the outstanding common shares, CMTC and its affiliates thereafter will have the right to nominate two out of eight directors to the board. If the holdings of CMTC and its affiliates fall below 15% but remain above 5% of the outstanding common shares, CMTC and its affiliates thereafter will have the right to nominate one out of eight directors to the board. If the holdings of CMTC and its affiliates fall below 5%, CMTC thereafter will no longer have any rights to nominate directors to the board. The remaining members of the board of directors will be nominated by CCEC’s nominating committee and all directors will be elected by majority vote of the holders of common shares (including CMTC and its affiliates), other than in a contested election, in which the election of directors will be by a plurality vote.

The Conversion is deemed a continuation of the existence of the Partnership in the form of a Marshall Islands corporation, with the existence of the Company deemed to have commenced on the date the Partnership commenced its existence. Following the Conversion the Company’s common shares are trading on the Nasdaq Global Select Market under the name “Capital Clean Energy Carriers Corp.” with the ticker symbol CCEC.

Except where the context otherwise requires, references herein to CCEC or the Company for periods prior to the Conversion are to CPP, and references to common shares for periods prior to the Conversion are to common units of CPP. The financial impact of the Conversion reflected in the audited consolidated financial statements contained herein consisted of (i) reclassifications from partnership equity accounts to equity accounts reflective of a corporation and (ii) the recognition of a deemed dividend relating to the conversion of 348,570 general partner units and the general partner’s incentive distribution rights into 3,500,000 common shares (Note 14).

On November 13, 2023, the Company announced its intention to shift its business focus towards LNG and energy transition shipping and gradually divest from its non-core container vessels. Since December 2023, we have completed or entered into memoranda of agreement for the sale of 12 container vessels as set forth in the following table:

Name of Vessel	Type	TEU	Memorandum of Agreement Date	Delivery/Expected Delivery
M/V Akadimos	Neo Panamax Container Vessel	9,288	January 31, 2024	March 8, 2024
M/V Long Beach Express	Panamax Container Vessel	5,089	December 15, 2023	February 26, 2024
M/V Seattle Express	Panamax Container Vessel	5,089	February 14, 2024	April 26, 2024
M/V Fos Express	Panamax Container Vessel	5,089	February 14, 2024	May 3, 2024
M/V Athenian	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Athos	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Aristomenis	Neo Panamax Container Vessel	9,954	March 1, 2024	May 3, 2024
M/V Hyundai Premium	Neo Panamax Container Vessel	5,023	September 12, 2024	November 22, 2024
M/V Hyundai Paramount	Neo Panamax Container Vessel	5,023	September 12, 2024	December 20, 2024
M/V Hyundai Prestige	Neo Panamax Container Vessel	5,023	September 12, 2024	December 5, 2024
M/V Hyundai Privilege	Neo Panamax Container Vessel	5,023	September 12, 2024	January 10, 2025
M/V Hyundai Platinum	Neo Panamax Container Vessel	5,023	September 12, 2024	March 10, 2025

We determined that the assets and liabilities, results of operations and cash flows of these 12 container vessels met the criteria to be reported in discontinued operations. Please also refer to Note 3 Discontinued Operations.

F- 6	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

1. Basis of Presentation and General Information - Continued

As of December 31, 2024, the consolidated financial statements include Capital Clean Energy Carriers Corp. and the following wholly owned significant subsidiaries which were all incorporated or formed under the laws of the Marshall Islands, Liberia or Cyprus.

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	Deadweight (“DWT”)	Date acquired by the Company / Estimated delivery date	Date acquired by CMTC or CGC Operating Corp. (“CGC”)
Capital Product Operating LLC	01/16/2007	—	—	—	—
CPLP Shipping Holdings PLC	08/14/2021	—	—	—	—
CPLP Gas Operating Corp.	08/24/2021	—	—	—	—
Patroklos Marine Corp.	06/17/2008	M/V Cape Agamemnon (2)	179,221	06/09/2011	01/25/2011
Agamemnon Container Carrier Corp.	04/19/2012	M/V Agamemnon (3)	108,892	12/22/2012	06/28/2012
Archimidis Container Carrier Corp.	04/19/2012	M/V Archimidis (3)	108,892	12/22/2012	06/22/2012
Anax Container Carrier S.A.	04/08/2011	M/V Hyundai Prestige(1)	63,010	09/11/2013	02/19/2013
Hercules Container Carrier S.A.	04/08/2011	M/V Hyundai Premium(1)	63,010	03/20/2013	03/11/2013
Iason Container Carrier S.A.	04/08/2011	M/V Hyundai Paramount(1)	63,010	03/27/2013	03/27/2013
Thiseas Container Carrier S.A.	04/08/2011	M/V Hyundai Privilege(4)	63,010	09/11/2013	05/31/2013
Cronus Container Carrier S.A.	07/19/2011	M/V Hyundai Platinum(4)	63,010	09/11/2013	06/14/2013
Dias Container Carrier S.A.	05/16/2013	M/V Akadimos(1)	115,534	06/10/2015	06/10/2015
Deka Container Carrier S.A.	03/28/2017	M/V Athenian(1)	118,834	01/22/2020	04/28/2017
Jupiter Container Carrier S.A.	03/28/2017	M/V Athos(1)	118,888	01/23/2020	05/19/2017
Nikitis Container Carrier S.A.	03/28/2017	M/V Aristomenis(1)	118,712	01/23/2020	06/27/2017
Neos Container Carriers Corp.	09/04/2020	M/V Long Beach Express(1)	68,618	02/25/2021	01/07/2021
Maistros Container Carriers Corp.	09/04/2020	M/V Seattle Express(1)	68,411	02/25/2021	01/07/2021
Filos Container Carriers Corp.	09/04/2020	M/V Fos Express(1)	68,579	02/25/2021	01/07/2021
Panormos Container Carrier S.A.	12/17/2020	M/V Manzanillo Express	142,411	10/12/2022	10/12/2022
Ektoras Container Carrier S.A.	12/17/2020	M/V Itajai Express	142,411	01/10/2023	01/10/2023
Monos Container Carrier S.A.	02/05/2021	M/V Buenaventura Express	142,411	06/20/2023	06/20/2023
Assos Gas Carrier Corp.	07/16/2018	LNG/C Aristos I	81,978	09/03/2021	11/12/2020
Dias Gas Carrier Corp.	07/16/2018	LNG/C Aristarchos	81,956	09/03/2021	06/15/2021
Atrotos Gas Carrier Corp.	07/16/2018	LNG/C Aristidis I	81,898	12/16/2021	01/04/2021
Poseidon Gas Carrier Corp.	07/16/2018	LNG/C Attalos	81,850	11/18/2021	08/13/2021
Maximus Gas Carrier Corp.	04/10/2019	LNG/C Asklipios	81,882	11/18/2021	09/29/2021
Kronos Gas Carrier Corp.	02/04/2019	LNG/C Adamastos	82,095	11/29/2021	08/23/2021
Hermes Gas Carrier Corp.	07/05/2019	LNG/C Asterix I	81,932	02/17/2023	02/17/2023
Omega Gas Carriers Corp.	06/18/2021	LNG/C Amore Mio I	82,076	12/21/2023	10/31/2023
Beta Gas Carriers Corp.	06/18/2021	LNG/C Axios II	82,271	01/02/2024	01/02/2024
Romanos Gas Carrier Corp.	11/01/2021	LNG/C Assos	82,306	05/31/2024	05/31/2024
Leon Gas Carrier Corp.	11/01/2021	LNG/C Apostolos	82,068	06/05/2024	06/05/2024
Taurus Gas Carrier Corp.	11/01/2021	LNG/C Aktoras	82,194	06/28/2024	06/28/2024
Aqua Gas Carrier Corp.	01/17/2023	LNG/C Alcaios I (Hull – 8202) (5)	—	09/2026 (6)	—
Mare Gas Carrier Corp.	01/17/2023	LNG/C Antaios I (Hull – 8203) (5)	—	11/2026 (6)	—
Polis Gas Carrier Corp.	03/27/2023	LNG/C Athlos (Hull – 8206) (5)	—	02/2027 (6)	—
Elpis Gas Carrier Corp.	03/27/2023	LNG/C Archon (Hull – 8207) (5)	—	03/2027 (6)	—
Áison Gas Carriers Corp.	03/28/2024	MG/C Agenor (Hull - 8427) (5)	—	05/2027 (6)	—
Alvis Gas Carriers Corp.	03/28/2024	MG/C Aridaios (Hull - 8425) (5)	—	09/2026 (6)	—
Daidalos Carriers Corp.	06/21/2023	LCO2 - HMG/C Amadeus (Hull - 8399) (5)	—	04/2026 (6)	—
Iason Gas Carriers Corp.	03/07/2024	MG/C Andrianos (Hull - S1111) (5)	—	03/2027 (6)	—
Ifaistos Carriers Corp.	01/29/2024	LCO2 - HMG/C Alkimos (Hull - 8404) (5)	—	09/2026 (6)	—
Ikaros Carriers Corp.	06/21/2023	LCO2 - HMG/C Active (Hull - 8398) (5)	—	01/2026 (6)	—
Leandros Carriers Corp.	01/29/2024	LCO2 - HMG/C Athenian (Hull - 8405) (5)	—	11/2026 (6)	—
Menelaos Gas Carriers Corp.	03/07/2024	MG/C Anios (Hull - S1112) (5)	—	07/2027 (6)	—
Omiros Gas Carriers Corp.	03/28/2024	MG/C Aratos (Hull - 8426) (5)	—	02/2027 (6)	—
Venus Gas Carriers Corp.	03/28/2024	MG/C Aristogenis (Hull - 8424) (5)	—	06/2026 (6)	—

(1)	Vessels were disposed in 2024

(2)	Vessel was disposed in 2023

(3)	Vessels were disposed in 2022
(4)	Vessels agreed to be disposed in 2025
(5)	Vessels are under construction
(6)	Estimated delivery dates for newbuild vessels as of December 31, 2024

F- 7	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

2. Significant Accounting Policies

(a) Principles of consolidation: The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the legal entities comprising the Company as discussed in Note 1. Intra-group balances and transactions have been eliminated upon consolidation.

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

(c) Accounting for revenue, voyage expenses and operating expenses: Revenue is generated from time, bareboat or voyage charter contracts.

Time and bareboat charters contracts

A time and bareboat charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. A time and bareboat charter generally provides typical warranties and owner protective restrictions. A time and bareboat charter begins when the vessel is delivered to the charterer and ends when the vessel is redelivered back to its owner. The time and bareboat charter contracts are considered operating leases because (i) the vessel is an identifiable asset (ii) the owner of the vessel does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Revenues from time and bareboat charters are recognized ratably on a straight-line basis over the period of the respective charter. Under time charter agreements, all voyage expenses, except commissions are assumed by the charterer. Operating costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants are paid by the owner under time charter agreements. Under bareboat charter agreements, all voyage and operating expenses, are assumed by the charterer. The Company applied the practical expedient included in Accounting Standards Codification (“ASC”) 842 and elected to not separate the lease and non-lease components included in the time and bareboat charter revenue because the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same and the lease component, if accounted for separately, would be classified as an operating lease. The daily hire rate represents the hire rate for a time and bareboat charter as well as the compensation for expenses for operating and maintaining the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants. Both the lease and non-lease components are earned by passage of time. The nature of the lease component and non-lease component that were combined as a result of applying the practical expedient are the contract for the hire of a vessel and the fees for operating and maintaining the vessel respectively. The lease component is the predominant component and the Company accounts for the combined component as an operating lease in accordance with Topic 842.

Voyage charters contracts

A voyage charter is a contract in which the vessel owner undertakes to transport a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. The Company accounts for a voyage charter when all the following criteria are met: (1) the parties to the contract have approved the contract in the form of a written charter agreement and are committed to perform their respective obligations, (2) the Company can identify each party’s rights regarding the services to be transferred, (3) the Company can identify the payment terms for the services to be transferred, (4) the charter agreement has commercial substance (that is, the risk, timing, or amount of the Company’s future cash flows is expected to change as a result of the contract) and (5) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Company determined that its voyage charters consist of a single performance obligation which is met evenly as the voyage progresses and begins to be satisfied once the vessel is ready to load the cargo. The voyage charter party agreement generally has a demurrage/dispatch clause according to which in the case of demurrage, the charterer reimburses the vessel owner for any potential delays exceeding the allowed lay time as per the charter party clause at the ports visited which is recorded as demurrage revenue. In the case of dispatch, the owner reimburses the charterer for the earlier discharging of the cargo from the agreed time. Demurrage/despatch revenues are recognized starting from the point that is determined that the amount can be estimated, and its collection/payment is probable and on a straight-line basis until the end of the voyage. Revenues from voyage charters are recognized on a straight-line basis over the voyage duration which commences once the vessel is ready to load the cargo and terminates upon the completion of the discharge of the cargo. Under ASC 606, receivables represent an entity’s unconditional right to consideration, whether billed or unbilled.

In voyage charters, vessel operating expenses and voyage expenses are paid for by the Company. The voyage charters are considered service contracts which fall under the provisions of ASC 606, because the Company retains control over the operations of the vessels, such as the routes taken or the vessels’ speed.

Payment terms under voyage charters are disclosed in the relevant voyage charter agreements and generally have standard payment terms of 90% to 95% of the freight which is paid within three days after the completion of the vessel’s loading.

Vessel voyage expenses are direct expenses to voyage revenues and primarily consist of brokerage commissions, port expenses, canal dues and bunkers. Brokerage commissions are paid to shipbrokers for their time and efforts for negotiating and arranging charter party agreements on behalf of the Company and are expensed over the related charter period. All other voyage expenses are expensed as incurred, except for expenses during the ballast portion of the voyage (period between the contract date and the date of the vessel’s arrival to the load port). Any expenses incurred during the ballast portion of the voyage such as bunker expenses, canal tolls and port expenses are deferred and are recognized on a straight-line basis, in voyage expenses, over the voyage duration as the Company satisfies the performance obligations under the contract provided these costs are (1) incurred to fulfill a contract that we can specifically identify, (2) able to generate or enhance resources of the company that will be used to satisfy performance of the terms of the contract, and (3) expected to be recovered from the charterer. These costs are considered ‘contract fulfillment costs’ and are included in ‘prepayments and other assets’ in the consolidated balance sheets.

Vessel operating expenses presented in the consolidated financial statements mainly consist of crew, repairs and maintenance, insurance, stores, spares, lubricants, other operating expenses and management fees payable to the Company’s managers.

Vessel operating expenses are expensed as incurred.

(d) Foreign currency transactions: The functional currency of the Company is the U.S. Dollar because the Partnership’s vessels operate in international shipping markets that utilize the U.S. Dollar as the functional currency. The accounting records of the Partnership are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. Dollar, are translated into the functional currency using the exchange rate at those dates. Gains or losses resulting from foreign currency transactions are included in “Other income / (expense), net” in the consolidated statements of comprehensive income.

F- 8	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

2. Significant Accounting Policies – Continued

(e) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. As of December 31, 2024, and 2023 the cash and cash equivalents of the Partnership were $313,988 and $192,420, respectively.

(f) Restricted cash: For the Company to comply with debt covenants under its credit facilities, sale and lease back agreements and unsecured bonds, it must maintain minimum cash deposits. Such deposits are considered by the Company to be restricted cash. As of December 31, 2024, and 2023 the restricted cash of the Company were $22,521 and $11,721, respectively.

(g) Trade accounts receivable, net: The amount shown as trade accounts receivable, net primarily consists of earned revenue that has not been billed yet or that has been billed but has not yet been collected. At each balance sheet date all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate write-off. As of December 31, 2024, and 2023 the Company had trade accounts receivables of $3,853 and $3,103, respectively. For the year ended December 31, 2024, and 2023 the respective write off amounted to nil.

(h) Inventories: Inventories consist of consumable bunkers, lubricants, spares and stores and are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of disposal and transportation. The cost is determined by the first-in, first-out method. As of December 31, 2024, and 2023 the value of the Company’s inventories was $4,844 and $3,004, respectively.

(i) Vessels held for sale: The Company classifies vessels as being held for sale when the following criteria are met: (i) management is committed to sell the asset; (ii) the asset is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less costs to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale.

If a plan to sell a vessel is cancelled, the Company reclassifies the vessel as held for use and re-measures it at the lower of (i) its carrying amount before the vessel was classified as held for sale, adjusted for any depreciation expense that would have been recognized if the vessel had been continuously classified as held and used and (ii) its fair value at the date of the subsequent decision not to sell.

(j) Fixed Assets: Fixed assets consist of vessels, which are stated at cost, less accumulated depreciation. Vessel cost consists of the contract price for the vessel, any material expenses incurred during its construction (improvements and delivery expenses, on-site supervision costs incurred during the construction periods, as well as capitalized interest expense during the construction period). Certain subsequent expenditures for major improvements and regulatory requirements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Vessels acquired through acquisition of businesses are recorded at their acquisition date fair values. Vessels acquired through asset acquisitions are recorded at cost. The cost of each of the Company’s vessels is depreciated, beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the scrap value of the Company’s vessels to be $0.2 per light weight ton (“LWT”) and useful life to be 25 years for the container carrier and bulk carrier vessels and 35 years for the LNG/C vessels (Note 6).

(k) Impairment of Vessels: An impairment loss on vessels is recognized when indicators of impairment are present and the carrying amount of the assets group is greater than its fair value and is determined not to be recoverable. In determining future benefits derived from use of the vessels, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related vessel. If the carrying value of the asset, including any related intangible assets and liabilities, exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates and vessel operating costs are included in this analysis.

As of December 31, 2024 and 2023, no indicators of impairment were present since the carrying amount of  each vessel, including the book value of the attached time charter, if any, in the Company’s fleet did not exceed its respective charter-attached market value. Accordingly, no undiscounted cash flow tests were required to be performed for any of the Company’s vessels.

(l) Deferred charges, net: Deferred charges, net are comprised mainly of dry-docking costs. The Company’s vessels are required to be dry-docked every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are under operation. The Company has adopted the deferral method of accounting for dry-docking activities whereby costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-docking activity. As of December 31, 2024, and 2023 the Company had deferred charges, net amounted to nil.

(m) Financing costs: Financing costs directly attributable to the constructions of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other financing costs are expensed in the period in which they occur. Financing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

F- 9	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

2. Significant Accounting Policies – Continued

(n) Deferred financing costs:  Deferred financing costs are costs incurred in connection with the issuance of a financing arrangement. Issuance costs are amortized over the term of the respective financing arrangement using the effective interest rate method and are included in the consolidated statement of comprehensive income in “Interest expense and financing cost”. The unamortized portion of the issuance costs are presented as a deduction from the Company’s corresponding liability. Any unamortized balance of the issuance costs relating to a financing arrangement extinguished is expensed in the period in which the extinguishment is made.

(o) Intangible assets: The Company records all identified tangible and intangible assets, or any liabilities associated with the acquisition of a business or an asset, at fair value. When a vessel or a business that owns a vessel is acquired with an existing charter agreement, the Company considers whether any value should be assigned to the attached charter agreement acquired. The value to be assigned to the charter agreement is based on the present value of the difference of the contractual charter rate of the agreement acquired and the prevailing market rate for a charter of equivalent duration at the time of the acquisition, determined by independent appraisers as at that date. The resulting above-market (assets) or below-market (liabilities) charters are amortized using the straight-line method as a reduction or increase, respectively, to revenues over the remaining term of the charters (Note 7).

(p) Other comprehensive Income /(loss): The Company records certain transactions directly as components of Shareholders’ Equity. The Company’s other comprehensive income/(loss) was related to the changes of the fair value of the derivatives designated as accounting hedge (Note 9).

(q) Net Income / (loss) per share:

(i) Net income / (loss) per common share: Basic net income / (loss) per common share is computed by dividing net income available to common shareholders, by the weighted average number of common shares outstanding during the period. Diluted net income per common share reflects the potential dilution that could occur if securities were converted or other contracts to issue common stock were exercised at the beginning of the periods presented, or issuance date, if later. The treasury stock method is used to compute the dilutive effect of warrants issued, if any. The if-converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the convertible securities, if any. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted net income per share (Note 16).

(ii) Net income per Limited Partner share: Basic net income per limited partner share is calculated by dividing the Company’s net income less net income allocable to preferred shareholders, (if any), general partner’s interest in net income (including incentive distribution rights (“IDR”)) and net income allocable to unvested shares, by the weighted-average number of common shares outstanding during the period (Note 16). Diluted net income per limited partner share reflects the potential dilution that could occur if securities or other contracts to issue limited partner shares were exercised.

(r) Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length, type of vessel or type of ship employment for its customers, i.e. time, bareboat or voyage charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter or vessel but is instead regularly provided with only the consolidated operating results as noted on the face of the consolidated statements of comprehensive income. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, management, including the chief operating decision maker (CODM), who is the Company’s CEO, reviews operating results solely by revenue per day and the operating results of the fleet. The CODM assesses performance for the vessel operations segment and decides how to allocate resources based on consolidated net income. Thus, the Company has determined that it operates as one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

(s) Omnibus Incentive Compensation Plan: Equity compensation expense represents vested and unvested shares granted to employees and to non-employee directors, for their services as directors, as well as to non-employees and are included in general and administrative expenses in the consolidated statements of comprehensive income. These shares are measured at their fair value equal to the market value of the Company’s common shares on the grant date. The shares that contain a time-based service vesting condition are considered unvested shares on the grant date and the total fair value of such shares is recognized on a straight-line basis over the requisite service period (Note 15).

(t) Treasury Shares: The Company records the repurchase of its common shares at cost based on the settlement dates of repurchase transactions. These shares which is a reduction to shareholders’ equity, together with the shares that have been issued but not granted under the Company’s Omnibus Incentive Compensation Plan are classified as treasury shares. Treasury shares are included in authorized and issued shares but excluded from outstanding shares (Notes 14, 15).

(u) Fair value of financial instruments: The Company follows the accounting guidance for financial instruments that establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosure about fair value measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

Level 2: Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3: Inputs are unobservable inputs for the asset or liability.

F- 10	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

2. Significant Accounting Policies – Continued

(v) Derivative Instruments: The Company from time to time may enter into derivative instruments to hedge its exposure to foreign exchange or interest rate risks arising from operational, financing and investment activities. Derivatives are initially measured at fair value; attributable transaction costs are expensed as incurred. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as foreign currency risk and interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect in a cash flow hedge. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income (effective portion) until the hedged item is recognized in the consolidated statements of comprehensive income. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply, or the Company elects not to apply hedge accounting to such contracts (Note 9).

(w) Discontinued Operations: In accordance with Accounting Standards Update (‘ASU’) 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.

Allocation of Interest Expense to Discontinued Operations – The Company elects to allocate the interest on debt that is required to be repaid as a result of a disposal transaction to discontinued operations.

(x) Recent Accounting Pronouncements:

Disclosure Improvements: In November 2024, the Financial Accounting Standards Board issued Accounting Standard Update (“ASU”) No. 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)”. The amendments in this Update require disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments require that at each interim and annual reporting period an entity:

1.	Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas-producing activities (DD&A) (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e).

2.	Include certain amounts that are already required to be disclosed under current generally accepted accounting principles (GAAP) in the same disclosure as the other disaggregation requirements.

3.	Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively.

4.	Disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses.

The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in ASU 2024-03 should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements The Company is currently evaluating the impact, if any, of the adoption of this ASU.

3. Discontinued Operations

Following the announcement of the Company on November 13, 2023, of its intention to shift its business focus towards LNG and energy transition shipping and gradually divest from its non-core assets, taking advantage of the attractive vessel valuations, the Company entered into 12 memoranda of agreement (“MOA”) with third parties for the disposal of 12 container carrier vessels. The Company determined that the assets and liabilities, results of operations and cash flows of the 12 container carrier vessels met the criteria to be reported in discontinued operations. The container carrier vessels that the Company sold or agreed to sell following the announcement are listed below.

Name of Vessel	Type	TEU	Memorandum of Agreement Date	Delivery/Expected Delivery
M/V Akadimos	Neo Panamax Container Vessel	9,288	January 31, 2024	March 8, 2024
M/V Long Beach Express	Panamax Container Vessel	5,089	December 15, 2023	February 26, 2024
M/V Seattle Express	Panamax Container Vessel	5,089	February 14, 2024	April 26, 2024
M/V Fos Express	Panamax Container Vessel	5,089	February 14, 2024	May 3, 2024
M/V Athenian	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Athos	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Aristomenis	Neo Panamax Container Vessel	9,954	March 1, 2024	May 3, 2024
M/V Hyundai Premium	Neo Panamax Container Vessel	5,023	September 12, 2024	November 22, 2024
M/V Hyundai Paramount	Neo Panamax Container Vessel	5,023	September 12, 2024	December 20, 2024
M/V Hyundai Prestige	Neo Panamax Container Vessel	5,023	September 12, 2024	December 5, 2024
M/V Hyundai Privilege	Neo Panamax Container Vessel	5,023	September 12, 2024	January 10, 2025
M/V Hyundai Platinum	Neo Panamax Container Vessel	5,023	September 12, 2024	March 10, 2025

F- 11	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

3. Discontinued Operations - Continued

Summarized selected operating results of the discontinued operations for the years ended December 31, 2024, 2023 and 2022 are as follows:

	For the years ended December 31,
	2024	2023	2022
Revenues	$70,575	$118,819	$111,819
Expenses / (income), net:
Voyage expenses	1,400	2,707	3,091
Vessel operating expenses	17,353	33,064	27,678
Vessel operating expenses - related party	2,615	4,119	3,937
Vessel depreciation and amortization	11,018	29,333	28,230
Impairment of vessel	—	340	—
Gain on sale of vessels	(103,807)	—	—
Operating income, net	141,996	49,256	48,883
Other income / (expense), net:
Interest expense and finance cost (including $304 to related party, for the year ended December 31, 2024, 2023 and 2022)	(3,132)	(9,115)	(9,790)
Other income / (expense), net	161	(23)	—
Total other expense, net	(2,971)	(9,138)	(9,790)
Net income from discontinued operations	$139,025	$40,118	$39,093

Summarized selected balance sheet information from discontinued operations as of December 31, 2024 and 2023, was as follows:

	As of December 31, 2024	As of December 31, 2023
Cash and cash equivalents	$38	$2
Trade accounts receivable, net	636	14
Prepayments and other assets	907	1,954
Inventories	—	2,549
Claims	49	49
Assets held for sale	71,720	14,394
Total current assets of discontinued operations	73,350	18,962
Vessels, net	—	419,672
Above market acquired charters	—	9,420
Deferred charges, net	—	4,714
Prepayments and other assets	—	325
Total non-current assets of discontinued operations	—	434,131
Current portion of long-term debt, net	—	9,659
Trade accounts payable	3,026	4,607
Due to related parties	—	3,823
Accrued liabilities	12,443	9,895
Deferred revenue	903	9,319
Below market acquired charters associated with vessel held for sale	—	1,447
Total current liabilities of discontinued operations	16,372	38,750
Non-current liabilities associated with vessels held for sale (including $6,000 payable to related party as of December 31, 2023)	—	86,983
Below market acquired charters	—	3,135
Deferred revenue	—	9,533
Total non-current liabilities of discontinued operations	$—	$99,651

As of December 31, 2024, the Company disposed ten out of the 12 container carrier vessels agreed to sell. The remaining two container carrier vessels, the M/V Hyundai Privilege that was disposed of in January 2025 and the M/V Hyundai Platinum that was disposed of in March 2025 met the criteria to be classified as vessels held for sale and are included in “Total current assets from discontinued operations” in the summarized selected balance sheet information from discontinued operations as of December 31, 2024. As of the MOAs date the M/V Hyundai Privilege and the M/V Hyundai Platinum fair values less estimated costs to sell exceeded their carrying amount, so no impairment charge was recognized.

On January 27, 2021, we entered into the Seller’s Credit Agreement with CMTC (“CMTC Seller’s Credit”) in order to defer $6.0 million of the purchase price of the M/V Long Beach Express, M/V Seattle Express and M/V Fos Express for up to five years from the Vessels’ delivery date. The CMTC Seller’s Credit was fully paid on December 30, 2024.

During the year ended December 31, 2024, we repaid in full the amounts outstanding under the 2020 CMBFL and ICBCFL sale and lease back facilities we have issued to partly finance the acquisition of the M/V Akadimos, M/V Athos and M/V Aristomenis in the total amount of $88,932.

F- 12	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

3. Discontinued Operations - Continued

For the year ended December 31, 2024, the Company recognized a gain on sale of vessels from discontinued operations which is analyzed as follows:

Vessel	Sale price	Carrying value on sale	Other sale expenses	Gain / (loss) on sale
M/V Akadimos	$80,000	$(62,030)	$(1,560)	$16,410
M/V Seattle Express	13,200	(12,939)	(269)	(8)
M/V Fos Express	13,200	(12,931)	(284)	(15)
M/V Long Beach Express	13,050	(12,789)	(261)	—
M/V Athenian	51,000	(44,833)	(1,029)	5,138
M/V Athos	51,000	(44,760)	(1,029)	5,211
M/V Aristomenis	51,000	(45,105)	(1,029)	4,866
M/V Hyundai Premium	60,650	(34,626)	(1,825)	24,199
M/V Hyundai Paramount	60,650	(34,736)	(1,825)	24,089
M/V Hyundai Prestige	60,650	(34,908)	(1,825)	23,917
Total	$454,400	$(339,657)	$(10,936)	$103,807

4. Revenues

The following table shows the revenues earned from time, bareboat and voyage charters contracts for the years ended December 31, 2024, 2023 and 2022:

	For the year ended December 31,
	2024	2023	2022
Time and bareboat charters (operating leases)	$369,413	$230,809	$172,143
Voyage charters	—	10,958	15,109
Total	$369,413	$241,767	$187,252

As of December 31, 2024, all of the Company’s vessels were employed under time and bareboat charter agreements with the remaining tenor ranging between 0.8 and 9.8 years. From these time and bareboat charter agreements 12 include extensions at the charterers’ option that range between 2.2 to 9.1 years. As of December 31, 2023, all of the Company’s vessels were employed under time charter agreements with the remaining tenor ranging between 1.8 and 9.2 years. From these time charter agreements 10 include extensions at the charterers’ option that range between 2.2 to 9.2 years.

As of December 31, 2024 and 2023 there were no voyage expenses incurred between the contract date and the date of the vessel’s arrival to the load port and no unearned revenue related to undelivered performance obligations.

5. Transactions with Related Parties

CMTC is an international shipping company with a long history of operating and investing in the shipping market and our sponsor. As of December 31, 2024 and 2023, CMTC may be deemed to beneficially own 48.5% of the common shares and 54.2% of the common units, respectively.

Capital Gas Corp. is a privately held company controlled by Mr. Miltiadis Marinakis the son of Mr. Evangelos M. Marinakis who also controls CGP. As of December 31, 2024 and 2023, Capital Gas Corp. may be deemed to beneficially own 2.0% of the common shares and 2.1% of the common units respectively.

CGP, the Partnership’s general partner until the Conversion, is a privately held company controlled by Mr. Miltiadis Marinakis. As of December 31, 2024, CGP may be deemed to beneficially own 8.6% of the common shares.

Acquisition of the Gas Vessels:

On June 3, 2024, the Company announced an investment in 10 new gas carriers’ vessels under construction (the “Gas Vessels”) for a total amount of $755,976 with expected deliveries between the first quarter of 2026 and the third quarter of 2027. On June 17, 2024, and upon entry into 10 separate Share Purchase Agreements (“SPAs”) with CMTC, the Company paid CMTC $74,654 to acquire 100% of the equity interests in each of the vessel-owning companies of the Gas Vessels (Note 6). During the year ended December 31, 2024, the Company paid $53,596 and expects to pay an additional amount of $627,726 to the shipyards in pre-delivery and delivery installments for the Gas Vessels (Note 17).

Upon entering into the above SPAs each of the 10 vessel-owning companies of the Gas Vessels entered into a separate supervision services agreement with Capital-Gas Ship Management Corp. (“Capital-Gas Management”). As of December 31, 2024, the Company recognized the amount of $1,433 as part of the Gas Vessels construction cost and paid the amount of $1,317 in connection with the supervision services agreement respectively.

F- 13	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

5. Transactions with Related Parties – Continued

An analysis of the Gas Vessels is as follows:

Vessel Type	Hull No.	Cubic Meters (“CBM”)	Shipyard	Estimated Delivery	Amount paid to CMTC for the acquisition of the vessel-owning companies of the Gas Vessels
MGC	8424	45,000	Hyundai Mipo Dockyard Co. Ltd, South Korea ("Hyundai Mipo")	Jun-26	—
MGC	8425	45,000	Hyundai Mipo	Sep-26	—
MGC	8426	45,000	Hyundai Mipo	Feb-27	—
MGC	8427	45,000	Hyundai Mipo	May-27	—
MGC	S1111	40,000	Nantong CIMC Sinopacific Offshore & Engineering Co. Ltd, China ("CIMC SOE")	Mar-27	9,798
MGC	S1112	40,000	CIMC SOE	Jul-27	9,798
LCO2 – HMGC	8398	22,000	Hyundai Mipo	Jan-26	19,885
LCO2 – HMGC	8399	22,000	Hyundai Mipo	Apr-26	19,885
LCO2 – HMGC	8404	22,000	Hyundai Mipo	Sep-26	7,644
LCO2 – HMGC	8405	22,000	Hyundai Mipo	Nov-26	7,644
Total					$ 74,654

The Umbrella Agreement

Acquisition of 11 LNG/Cs

On November 13, 2023, the Company entered into an umbrella agreement (the “Umbrella Agreement”) with CMTC and CGP, providing for the acquisition of 11 companies each of which owning a LNG/C vessel (the “Newbuild Vessels”) under construction at Hyundai Heavy Industries Co., LTD and Hyundai Samho Heavy Industries Co. Ltd., South Korea (collectively, “Hyundai”), with the exception of the LNG/C Amore Mio I which was delivered from the shipyard to CMTC in October 2023, for a total acquisition price of $3,130,000.

The following table presents an analysis of the Newbuild Vessels:

Hull Number/Vessel name	Capacity in Cubic Meters (“CBM”)	Delivery/ Expected delivery date to the Company
Hull 3315 – LNG/C Amore Mio I	174,000	Delivered on December 21, 2023
Initial Vessels
Hull 3316 – LNG/C Axios II	174,000	Delivered on January 2, 2024
Hull 3341 – LNG/C Assos	174,000	Delivered on May 31, 2024
Hull 3342 – LNG/C Apostolos	174,000	Delivered on June 28, 2024
Hull 8140 – LNG/C Aktoras	174,000	Delivered on June 5, 2024
Hull 8198 – LNG/C Archimidis	174,000	January 2026
Hull 8199 – LNG/C Agamemnon	174,000	March 2026
Remaining Vessels
Hull 8202 – LNG/C Alcaios I	174,000	September 2026
Hull 8203 – LNG/C Antaios I	174,000	November 2026
Hull 8206 – LNG/C Athlos	174,000	February 2027
Hull 8207 – LNG/C Archon	174,000	March 2027

On December 21, 2023, and upon entry into the Vessel SPAs for the Initial Vessels, the Company paid CMTC a deposit of $174,400, or 10% of the aggregate acquisition price of the Initial Vessels (Note 6).

On December 21, 2023, the Vessel SPA for the LNG/C Amore Mio I was completed and the Company paid CMTC $141,683 and assumed a debt of $196,317 representing in the aggregate the total acquisition price of the vessel. Upon delivery, the vessel-owning company entered into a floating fee management agreement with Capital Gas Ship Management Corp. (“Capital-Gas Management”), a privately held company ultimately controlled by Mr. Miltiadis Marinakis.

On December 21, 2023, and upon entry into the Vessel SPAs for the Remaining Vessels, the Company paid CMTC $138,100 million to acquire 100% of the equity interests in each of the vessel-owning companies of the Remaining Vessels (Note 6).

During the year ended December 31, 2024, pursuant to the Umbrella Agreement, the Company acquired from CMTC the shares of the vessel-owning companies of the LNG/C Axios II, the LNG/C Assos, the LNG/C Aktoras and the LNG/C Apostolos for a total consideration of $1,204,000. For the above acquisitions the Company drew down the amount of $134,764 of the Umbrella Seller’s Credit (Note 8). Upon delivery, the LNG/C Assos, the LNG/C Axios II and the LNG/C Apostolos entered into a floating fee management agreement while the LNG/C Aktoras entered into a fixed fee management agreement all with Capital-Gas Management.

Umbrella Seller’s Credit

On December 21, 2023, CMTC issued to the Company the Umbrella Seller’s Credit in an amount equal to $220,000 to finance a portion of the purchase price for certain of the Newbuild Vessels (Note 8).

On the acquisition of the LNG/C Axios II, the LNG/C Aktoras and the LNG/C Apostolos the company drew $134,764 in total.

On February 28, March 11, April 24, 2024 and November 26, 2024, after the deliveries of the M/V Long Beach Express, the M/V Akadimos, the M/V Athenian and the Hyundai Premium to their new owners, the Company repaid the amounts of $12,789, $39,973, $39,838 and $42,164 respectively (Note 8).

As of December 31, 2024, there were no amounts outstanding or unutilized under the Umbrella Seller’s Credit.

F- 14	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

5. Transactions with Related Parties – Continued

Standby Purchase Agreement with CMTC

On November 27, 2023, the Company launched a rights offering for up to $500,000 with the purpose of partly financing the purchase price of the Newbuild Vessels. In connection with the Rights Offering, the Company entered into the Standby Purchase Agreement with CMTC, pursuant to which CMTC agreed to purchase from the Company at $14.25 per common share (the subscription price in the Rights Offering), the number of common shares offered that were not issued pursuant to the Rights Offering. As on December 21, 2023, the Rights Offering was not fully subscribed, CMTC purchased 34,641,731 common shares pursuant to the Standby Purchase Agreement.

The Umbrella Agreement and the Standby Purchase Agreement permitted the Company and CMTC to net payments due to each other under the transactions contemplated by the Umbrella Agreement, including the Vessel SPAs and the Standby Purchase Agreement. The following table describe the various amount that were paid or deemed paid by each of the Company and CMTC on December 21, 2023:

Description	Method of Settlement	Value
From the Company to CMTC
10% deposit on the Initial Vessels	Netted against the amount due from CMTC pursuant to the Standby Purchase Agreement	$174,400
Payment for the Remaining Vessels		138,100
Part of purchase price of LNG/C Amore Mio I		141,683
Total		$454,183
From CMTC to the Company
Total amount due pursuant to the Standby Purchase Agreement	Netted against the total amount due from the Company	$454,183
	Cash settlement	39,462
Total		$493,645

Master Vessel Acquisition Agreement with CMTC

On June 6, 2022, the Company entered into a Master Vessel Acquisition Agreement (the “Master Agreement”) with CMTC for the acquisition of the shares of four companies owning one 174,000 CBM LNG/C vessel, the LNG/C Asterix I, two 13,312 Twenty-foot Equivalent Unit (“TEU”) vessels, the M/V Manzanillo Express and the M/V Itajai Express and one 13,696 TEU container carrier vessel the M/V Buenaventura Express for a total consideration of $596,583. On June 21, 2022, the Company paid total advances in relation to the Master Agreement of $30,000. Pursuant to the Master Agreement, the vessels were delivered to the Company from CMTC in February 2023, in October 2022, in January 2023 and in June 2023 respectively (Note 6). Upon delivery, the vessel-owning company of the LNG/C Asterix I entered into a floating fee management agreement with Capital-Gas Management and each of the other three vessel-owning companies of the M/V Manzanillo Express, the M/V Itajai Express and the M/V Buenaventura Express entered into a separate floating fee management agreement with Capital-Executive Ship Management Corp. (“Capital-Executive”), a privately held company ultimately controlled by Mr. Miltiadis Marinakis.

Further to the transactions described above with CMTC, the Company and its subsidiaries have related party transactions with Capital Ship Management Corp. (“CSM”), Capital-Executive and Capital-Gas Management, (collectively “Managers”), and CGP, arising from certain terms of the following management and administrative services agreements.

1. Floating fee management agreements: Under the terms of these agreements the Company compensates its Managers for expenses and liabilities incurred on the Company’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry-docking are borne by the Company and not by the Managers. The Partnership also pays its Managers a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index. For the years ended December 31, 2024, 2023 and 2022, management fees under the management agreements amounted to $9,445, $6,780 and $5,301, respectively, and are included in “Vessel operating expenses – related parties” in the consolidated statements of comprehensive income.

2.       Fixed fee management agreements: Under the terms of these agreements the Company pays a fixed daily fee per bareboat chartered vessel in its fleet, mainly to cover commercial and administrative costs. For the years ended December 31, 2024, 2023 and 2022 management fees under the management agreements amounted to $105, nil and nil, respectively, and are included in “Vessel operating expenses – related parties” in the consolidated statements of comprehensive income.

3. Administrative and service agreements: On April 4, 2007, the Company entered into an administrative services agreement with CSM, pursuant to which CSM has agreed to provide certain administrative management services to the Company such as accounting, auditing, legal, insurance, IT and clerical services. In addition, the Company reimburses CSM and CGP for reasonable costs and expenses incurred in connection with the provision of these services, after CSM submits to the Company an invoice for such costs and expenses together with any supporting detail that may be reasonably required. These expenses are included in “General and administrative expenses” in the consolidated statements of comprehensive income. In 2015, the Partnership entered into an executive services agreement with CGP, which was amended in 2016, 2019, 2023 and 2024. In connection with the Conversion, the Company entered into a new executive services agreement with CGP. According to the executive services agreements, CGP provided and continues to provide certain executive officers services for the management of the Company’s business as well as investor relations and corporate support services to the Company. For the years ended December 31, 2024, 2023 and 2022 the fees under the executive services agreement with CGP amounted to $2,752, $2,350 and $2,050, respectively and are included in “General and administrative expenses” in the consolidated statements of comprehensive income.

4. Supervision services agreements with Capital-Gas Management: On December 21, 2023 and June 17, 2024 each of the vessel-owning company of the Remaining Vessels and the Gas Vessels entered into a separate supervision services agreement with Capital-Gas Management in order to supervise the performance of the design, building, equipment, completion and delivery by the Shipyard of the respective vessels. As of December 31, 2024, the Company had recognized the amount of $3,433 as part of the Remaining Vessels and the Gas Vessels construction cost and paid the amount of $3,317 in connection with the supervision services agreement respectively.

F- 15	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

5. Transactions with Related Parties – Continued

Balances and transactions with related parties consisted of the following:

	As of December 31,
Consolidated Balance Sheets	2024	2023
Assets:
CMTC – amounts relating to vessels acquisitions (a)	$—	$402
Capital-Gas Management - advances from the Company(b)	1,131	—
Due from related party	$1,131	$402
Liabilities:
CSM – payments on behalf of the Company (c)	$34	$114
Capital-Executive – payments on behalf of the Company (c)	3,508	—
Capital-Gas Management– payments on behalf of the Company (c)	—	4,042
Due to related parties	$3,542	$4,156

	For the years ended December 31,
Consolidated Statements of Comprehensive Income	2024	2023	2022
Vessel operating expenses	$9,550	$6,780	$5,301
General and administrative expenses (d)	2,980	2,564	2,244
Interest expense and finance cost (e)	3,174	—	—

(a)	Amounts relating to vessels acquisitions: This line item mainly includes collected hire income payable from CMTC in connection with the acquisition of the vessels under the Umbrella Agreement.
(b)

Managers - Advances from the Company: This line item represents the amounts advanced by the Company for operating and voyage expenses that will be paid by the Managers on behalf of the Company and its subsidiaries.

(c)

Managers - Payments on Behalf of the Company: This line item represents the amount outstanding for payments for operating and voyage expenses made by the Managers on behalf of the Company and its subsidiaries.

(d)	General and administrative expenses: This line item mainly includes fees relating to internal audit, investor relations and consultancy fees.
(e)	Interest expense and finance cost: This line item reflects interest expense of the Umbrella Seller’s Credit (Note 8).

6. Fixed Assets

A. Vessels, net

The following table presents an analysis of vessels, net:

	Vessel cost	Accumulated depreciation	Net book value
Balance as at January 1, 2023	$1,378,280	$(63,211)	$1,315,069
Vessel acquisitions	840,662	—	840,662
Vessel disposals	(41,806)	23,667	(18,139)
Improvements	385	—	385
Depreciation for the year	—	(54,576)	(54,576)
Impairment of vessel	(11,157)	—	(11,157)
Balance as at December 31, 2023	$2,166,364	$(94,120)	$2,072,244
Vessel acquisitions	1,150,782	—	1,150,782
Improvements	145	—	145
Depreciation for the year	—	(86,156)	(86,156)
Balance as at December 31, 2024	$3,317,291	$(180,276)	$3,137,015

Five vessels with an aggregate net book value of $996,458 as of December 31, 2024, have been provided as collateral under the terms of the Company’s credit facilities (Note 8). In addition, there are 10 vessels financed through sale and lease back agreements, for which the title of ownership is held by the relevant lender, with an aggregate net book value of $2,140,557 as of December 31, 2024 (Note 8).

F- 16	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

6. Fixed Assets - Continued

A. Vessels, net – Continued

Vessel acquisitions for the year 2024

Pursuant to the Umbrella Agreement (Note 5), during the year ended December 31, 2024, the Company acquired from CMTC the shares of the vessel-owning companies of the below vessels:

Vessel	Delivery Date	Consideration	Debt (Note 8)	Umbrella Seller’s Credit (Note 8)	Advances	Cash
LNG/C Axios II	January 2, 2024	$314,000	$190,000	$92,600	$31,400	$—
LNG/C Assos	May 31, 2024	277,000	240,000	—	27,700	9,300
LNG/C Aktoras	June 5, 2024	311,000	240,000	39,900	31,100	—
LNG/C Apostolos	June 28, 2024	302,000	192,000	2,264	30,200	77,536
Total		$1,204,000	$862,000	$134,764	$120,400	$86,836

The Company accounted for these acquisitions as acquisitions of assets since the fair value of the vessels and the time and bareboat charters attached are concentrated in a single identifiable asset. The Company considered whether any value should be assigned to the attached charter party agreements acquired and concluded that (i) for the LNG/C Axios II, the LNG/C Apostolos and the LNG/C Aktoras, the contracted daily charter rate was above the market rate on the acquisition date and therefore the total consideration was allocated to the vessel’s cost and the above market acquired charter (Note 7) and (ii) for the LNG/C Assos the contracted daily charter rate was below the market rate on the acquisition date and therefore the total consideration was allocated to the vessel’s cost and the below market acquired charter (Note 7). The Company allocated the cost of the vessels and the time and bareboat charters acquired on the basis of their relative fair values.

The total acquisition cost of $1,204,000 was recorded in the Company’s financial statements as follows:

Vessels, net	$1,150,782
Above market acquired charters (Note 7)	58,254
Below market acquired charters (Note 7)	(5,036)
Total	$1,204,000

Vessel acquisitions for the year 2023

On December 21, 2023, pursuant to the Umbrella Agreement (Note 5), the Company acquired from CMTC the shares of the vessel-owning company of the M/V Amore Mio I for a total consideration of $338,000 which was funded through assumption of debt of $196,317 (Note 8) and by netting the balance of $141,683 against the amounts due from CMTC pursuant to the Standby Purchase Agreement (Notes 5, 14).

Pursuant to the Master Agreement (Note 5), during the year ended December 31, 2023, the Company acquired from CMTC the shares of the vessel-owning companies of the below vessels:

Vessel	Delivery Date	Consideration	Debt (Note 8)	Advances (in June 2022)	Cash
M/V Itajai Express	January 10, 2023	$122,500	$108,000	$6,000	$8,500
LNG/C Asterix I	February 17, 2023	230,000	184,000	12,000	34,000
M/V Buenaventura Express	June 20, 2023	122,500	100,000	6,000	16,500
Total		$475,000	$392,000	$24,000	$59,000

All vessels were acquired with charter party agreements attached. The Company accounted for these acquisitions as acquisitions of assets since the fair value of the vessels and the time charters attached are concentrated in a single identifiable asset. The Company considered whether any value should be assigned to the attached charter party agreements acquired and concluded that the contracted daily charter rates for the M/V Itajai Express, the LNG/C Asterix I and the M/V Buenaventura Express were below the market rates on their respective acquisition dates and for the LNG/C Amore Mio I was above the market rate on the acquisition date and therefore the total consideration was allocated to the vessel’s cost and the below and above market acquired charters, respectively. The Company allocated the cost of the vessels and the time charters acquired on the basis of their relative fair values.

The total acquisition cost of $813,000 was recorded in the Company’s financial statements as follows:

Vessels, net	$840,662
Above market acquired charters (Note 7)	67,227
Below market acquired charters (Note 7)	(94,889)
Total	$813,000

Improvements for the years 2024 and 2023

During the years ended December 31, 2024 and 2023, certain of the Company’s vessels underwent improvements. The costs of these improvements amounted to $145 and $385 respectively and were capitalized as part of the vessels’ cost. During the years ended December 31, 2024 and 2023, the Company paid for its vessels’ improvements the amount of $138 and $242 respectively.

F- 17	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

6. Fixed Assets - Continued

A. Vessels, net - Continued

Vessel disposals for the year 2023

In June 2023, the Company agreed to sell the M/V Cape Agamemnon to an unaffiliated party for total consideration of $22,000. At that date, the Company considered that the M/V Cape Agamemnon met the criteria to be classified as held for sale and measured the vessel at the lower of its carrying amount and fair value less the cost associated with the sale (the fair value was determined using Level 2 inputs being the selling price agreed with an unaffiliate party). In this respect, the Company recognized an impairment charge of $11,157. The vessel was delivered to the new owners on November 7, 2023.

B. Vessels under construction

The following table presents an analysis of vessels under construction:

Vessels under construction cost
Balance as at January 1, 2023	$—
Advances and initial expenses for vessels under construction	140,369
Balance as at December 31, 2023	$140,369
Advances and initial expenses for vessels under construction	249,921
Balance as at December 31, 2024	$390,290

During the year ended December 31, 2024, the Company paid advances of $128,250 (Note 5) and $101,100 in relation to the Gas Vessels and the Remaining Vessels, respectively. During the year ended December 31, 2024, the Company recognized initial expenses of $20,571, as part of vessels under construction cost. Capitalized interest for the years ended December 31, 2024, and 2023, included in initial expenses, amounted to $19,077 and $269 respectively (Note 2(m)).

On December 21, 2023, pursuant to the Umbrella Agreement the Company acquired from CMTC the shares of the vessel-owning companies of the Remaining Vessels (Note 1) for a total consideration of $138,100. During 2023 the Company recognized initial expenses of $2,269, as part of vessels under construction cost.

C. Advances for vessels under construction-related party

The following table presents an analysis of advances for vessels under construction-related party:

Advances for vessels under construction-related party
Balance as at January 1, 2023	$24,000
Transfer to vessels, net	(24,000)
Advances for vessels under construction-related party	174,400
Balance as at December 31, 2023	$174,400
Transfer to vessels, net	(120,400)
Balance as at December 31, 2024	$54,000

During the year ended December 31, 2024, pursuant to the Umbrella Agreement and upon the delivery of the LNG/C Axios II, the LNG/C Assos, the LNG/C Apostolos and the LNG/C Aktoras from the shipyard, the Company acquired from CMTC the vessel-owning companies of these four LNG/Cs and as a result $120,400 of advances for vessels under construction-related party was transferred to vessels, net (Notes 5).

During the year ended December 31, 2023, pursuant to the Master Agreement, the Company acquired from CMTC the shares of the companies owning the M/V Buenaventura Express, the LNG/C Asterix I and the M/V Itajai Express and as a result $24,000 of advances for vessels under construction-related party was transferred to vessels, net (Note 5).

F- 18	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

7. Above / Below Market Acquired Charters

During the year ended December 31, 2024, the Company acquired the LNG/C Axios II, the LNG/C Apostolos and the LNG/C Aktoras with time and bareboat charter daily rates being above the market rates for equivalent time and bareboat charters prevailing at the time of acquisitions (Note 6). During the year ended December 31, 2024, the Company also acquired the LNG/C Assos with time charter attached to the vessel, with time charter daily rate being below market rate for equivalent time charter prevailing at the time of acquisition (Note 6).

During the year ended December 31, 2023, the Company acquired the LNG/C Amore Mio I with time charter daily rate being above the market rate for equivalent time charter prevailing at the time of acquisition (Note 6). During the year ended December 31, 2023, the Company also acquired the M/V Buenaventura Express, the LNG/C Asterix I and the M/V Itajai Express with time charters attached to the vessels, with time charter daily rates being below market rates for equivalent time charters prevailing at the time of acquisitions (Note 6).

The fair value of the time and the bareboat charters attached to the vessels representing the difference between the time and the bareboat charter rates at which the vessels were fixed and the market rates for comparable charters as determined by reference to market data on the acquisition dates were recorded as “Above market acquired charters” under other non-current assets or “Below market acquired charters” under long-term liabilities in the audited consolidated balance sheet as of the acquisition dates, respectively. The fair values of the time and the bareboat charters attached were determined using Level 2 inputs being market values on the acquisition dates (Note 10).

Above and below market acquired time and bareboat charters are amortized or accreted using the straight-line method over the remaining period of the time and bareboat charters acquired as a reduction or addition to time and bareboat charter revenues. For the years ended December 31, 2024 and 2023 such amortization to time and bareboat charter revenues for the above market acquired time and bareboat charters amounted to $30,649 and $7,786, respectively. For the years ended December 31, 2024 and 2023 such accretion to time charter revenues for the below market acquired time charters amounted to $14,785 and $12,432, respectively.

The following table presents an analysis of above / below market acquired charters:

	Above market acquired charters	Below market acquired charters
Carrying amount as at January 1, 2023	$14,528	$(2,951)
Additions	67,227	(94,889)
(Amortization) / accretion	(7,786)	12,432
Carrying amount as at December 31, 2023	$73,969	$(85,408)
Additions	58,254	(5,036)
(Amortization) / accretion	(30,649)	14,785
Carrying amount as at December 31, 2024	$101,574	$(75,659)

As of December 31, 2024, the remaining carrying amount of unamortized above / below market acquired time charters will be amortized / accreted in future years as follows:

For the year ending December 31,	Above market acquired charters	Below market acquired charters
2025	$35,119	$(13,576)
2026	25,706	(13,512)
2027	7,392	(13,512)
2028	7,413	(13,549)
2029	7,392	(13,091)
Thereafter	18,552	(8,419)
Total	$101,574	$(75,659)

F- 19	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

8. Long-Term Debt

Long-term debt consists of the following credit facilities, sale and lease back agreements, seller’s credits and unsecured bonds collectively the “financing arrangements”. As of December 31, 2024 and 2023, the following amounts were outstanding under our financing arrangements:

		As of December 31, 2024	As of December 31, 2023	Rate of interest
	Credit facilities
(i)	Assumed in December 2021 fully repaid in June 2024 (the “2021 credit facility”)	—	101,087	Margin + Secured Overnight Financing Rate (“SOFR”)
(ii)	Issued in October 2022 maturing in October 2028 (the “2022 credit facility”)	94,360	99,680	Margin + SOFR
(iii)	Issued in June 2023 maturing in June 2031 (the “2023 credit facility”)	90,625	96,875	Margin + SOFR
(iv)	Issued in January 2024 maturing in December 2030 (the “2024 - LNG/C Axios II credit facility”)	180,000	—	Margin + SOFR
(v)	Issued in June 2024 maturing in June 2031 (the “2024 - LNG/C Aktoras credit facility”)	233,500	—	Margin + SOFR
(vi)	Issued in June 2024 maturing in June 2031 (the “2024 - LNG/C Aristidis I credit facility”)	151,125	—	Margin + SOFR
	Sale and lease back agreements
(vii)	Assumed in September 2021 maturing in June 2030 (the “2021 Bocomm”)	118,216	126,479	Margin + SOFR
(viii)	Assumed in September 2021 maturing in November 2029 (the “2021 Bocomm”)	113,210	120,232	Margin + SOFR
(ix)	Assumed in November 2021 fully repaid in August 2024 (the “2021 CMBFL - LNG/C”)	—	130,873	Margin + SOFR
(x)	Assumed in November 2021 fully repaid in August 2024 (the “2021 CMBFL - LNG/C”)	—	129,829	Margin + SOFR
(xi)	Assumed in November 2021 maturing in July 2036 (the “2021 Shin Doun”)	124,376	130,715	Fixed rate
(xii)	Issued in December 2022 maturing in January 2031 (the “2022 Jolco”)	100,273	104,284	($67,873: Margin + SOFR, $32,400: Fixed rate)
(xiii)	Issued in February 2023 maturing in February 2033 (the “2023 CMBFL - LNG/C”)	168,687	177,438	Margin + SOFR
(xiv)	Assumed in December 2023 maturing in October 2033 (the “2023 CMBFL - LNG/C AMI”)	174,212	196,317	Margin + SOFR
(xv)	Issued in May 2024 maturing in May 2032 (the “2023 - LNG/C Assos Jolco”)	236,079	—	($192,000: Margin + SOFR, $44,079: Fixed rate)
(xvi)	Issued in July 2024 maturing in July 2032 (the “2024 - LNG/C Apostolos Jolco”)	235,870	—	($192,000: Margin + SOFR, $43,870: Fixed rate)
(xvii)	Issued in August 2024 maturing in July 2031 (the “2024 Bocomm - LNG/C Attalos”)	158,780	—	Margin + SOFR
(xviii)	Issued in August 2024 maturing in July 2031 (the “2024 Bocomm - LNG/C Asklipios”)	158,780	—	Margin + SOFR
	Unsecured Bonds
(xix)	Issued in October 2021 maturing in October 2026 (the “2021 Bonds”)	156,136	165,984	Fixed rate
(xx)	Issued in July 2022 maturing in July 2029 (the “2022 Bonds”)	104,091	110,656	Fixed rate
	Total long-term debt	2,598,320	1,690,449
	Less: Deferred financing costs	19,808	11,796
	Total long-term debt, net	2,578,512	1,678,653
	Less: Current portion of long-term debt	132,439	95,847
	Add: Current portion of deferred financing costs	4,056	2,390
	Long-term debt, net	$2,450,129	$1,585,196

F- 20	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

8. Long-Term Debt – Continued

Changes in the financing arrangements for the years 2024 and 2023 are as follows:

· For the year 2024

“2024 Bocomm – LNG/C Asklipios” and “2024 Bocomm – LNG/C Attalos”

On August 23, 2024, the Company entered into two separate sale and lease back agreements with subsidiaries of the Bank of Communications Financial Leasing Co., Ltd (“Bocomm”) for the LNG/C Asklipios and the LNG/C Attalos, the “2024 Bocomm – LNG/C Asklipios” and the “2024 Bocomm – LNG/C Attalos”, respectively, for an amount of $162,500 each with the purpose of refinancing the then outstanding balance of both vessels of $250,365 under the sale and lease back arrangements that the companies owning the vessels had entered into with CMB Financial Leasing Co., Ltd (“CMBFL”) in 2021. The new sale and lease back agreements have remaining duration, starting from August 29, 2024, when the refinancing took place, of seven years.

“2024 – LNG/C Aristidis I credit facility”

On June 25, 2024, the vessel-owning company of the LNG/C Aristidis I entered into a new credit facility, the “2024 – LNG/C Aristidis I credit facility”, of up to $155,000, mainly for the full repayment of the 2021 credit facility. The Company is acting as a parent guarantor. The Company drew down the full amount of the facility on June 26, 2024. The facility has a duration of seven years.

“2021 credit facility”

On June 28, 2024, the Company fully repaid $99,403 of the then outstanding 2021 credit facility through the 2024 – LNG/C Aristidis I credit facility.

“2024 – LNG/C Apostolos Jolco”

On June 25, 2024, the vessel-owning company of the LNG/C Apostolos entered into a new sale and lease back agreement, the “2024 – LNG/C Apostolos Jolco”, of up to $240,000, for the purpose of full repayment of the 2024 – LNG/C Apostolos credit facility. On July 16, 2024, the Company drew down the full amount of 2024-LNG/C Apostolos Jolco. The sale and lease back agreement has a duration of eight years.

“2024 – LNG/C Apostolos credit facility”

On June 20, 2024, the vessel-owning company of the LNG/C Apostolos entered into a new credit facility, the “2024 – LNG/C Apostolos credit facility”, of up to $192,000, for the purpose of partially financing the construction of the vessel (Note 6). During June 2024 the Company drew down the full amount of the facility. The facility was fully repaid on July 16, 2024, through the 2024 – LNG/C Apostolos Jolco.

“2024 – LNG/C Aktoras credit facility”

On May 31, 2024, the vessel-owning company of the LNG/C Aktoras entered into a new credit facility, the “2024 – LNG/C Aktoras credit facility”, of up to $240,000, for the purpose of partially financing the construction of the vessel (Note 6). The Company is acting as a parent guarantor. During June 2024, the Company drew down the full amount of the facility. The facility has a duration of seven years.

“2021 Bocomm”

On May 14, 2024, the Company agreed with Bocomm to amend certain of the terms included in two separate sale and lease back agreements that the companies owning the vessels LNG/C Aristos I and the LNG/C Aristarchos had entered into with Bocomm in 2021. Specifically, effective from May 2024, the Company agreed to reduce the interest paid on the outstanding amount and extended the maturity for both facilities by two years.

“2023 – LNG/C Assos Jolco”

On December 22, 2023, the Company entered into a new sale and lease back agreement of up to $240,000, for the purpose of partially financing the acquisition of the shares of the vessel-owning company of the LNG/C Assos (Note 6a). The full amount of the sale and lease back agreement was drawn in May 2024. The 2023 LNG/C Assos Jolco, has a duration of eight years.

“2024 – LNG/C Axios II credit facility”

On December 20, 2023, the vessel-owning company of the LNG/C Axios II entered into a new credit facility, the “2024 – LNG/C Axios II credit facility”, of up to $190,000, for the purpose of partially financing the construction of the vessel (Note 6). The Company is acting as a parent guarantor. The Company drew down the full amount of the facility on January 2, 2024, upon the completion of the acquisition of the vessel from CMTC. The facility has a duration of seven years.

“Umbrella Seller’s Credit”

On December 21, 2023, upon entering the Umbrella Agreement the Company entered into an unsecured seller’s credit agreement with CMTC, the “Umbrella Seller’s Credit” in an amount of up to $220,000 in order to finance a portion of the purchase price of the 11 new 174,000 CBM LNG/C vessels under construction (Note 5). The Umbrella Seller’s Credit provides for interest at a rate of 7.5% per annum and has a maturity date of June 30, 2027. On January 2, 2024, upon the delivery of the LNG/C Axios II, the Company utilised a portion of $92,600. On February 28, March 11 and April 24, 2024, after the deliveries of the M/V Long Beach Express, the M/V Akadimos and the M/V Athenian, to their new owners (Note 3), the Company repaid the amounts of $12,789, $39,973 and $39,838, respectively, leaving the remaining unutilised amount at $127,400. Following the sales of the M/V Athenian and the M/V Athos (April 22, 2024), the M/V Seattle Express (April 26, 2024), the M/V Aristomenis (May 3, 2024) and the M/V Fos Express (May 3, 2024), the unutilised amount was reduced by $85,236 at $42,164. On June 5 and June 28, 2024, upon the deliveries of the LNG/C Aktoras and the LNG/C Apostolos, the Company utilised the remaining portion of $39,900 and $2,264, respectively. On November 26, 2024, after the delivery of the M/V Hyundai Premium, to its new owner (Note 3), the Company fully repaid the amount of $42,164.

F- 21	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

8. Long-Term Debt – Continued

· For the year 2023

“2023 CMBFL - LNG/C AMI”

On December 21, 2023, upon the completion of the acquisition of the shares of the vessel-owning company of the LNG/C Amore Mio I (Note 6) the Company assumed the outstanding balance of $196,317 of the sale and leaseback agreement that the vessel-owning company had entered into with a subsidiary of CMBFL. The lease agreement has remaining duration, from the date of the vessels’ acquisition from the Company of 10 years.

“2023 credit facility”

On June 13, 2023, the Company entered into a new credit facility, the “2023 credit facility”, of up to $100,000, for the purpose of partially financing the acquisition of the shares of the vessel-owning company of the M/V Buenaventura Express (Note 6). The full amount of the facility was drawn on June 15, 2023, and has a duration of eight years.

“2023 CMBFL - LNG/C”

On February 7, 2023, the Company entered into a new sale and lease back agreement, the “2023 CMBFL - LNG/C”, of up to $184,000, for the purpose of partially financing the acquisition of the shares of the vessel-owning company of the LNG/C Asterix I (Note 6). The full amount of the sale and lease back agreement was drawn on February 17, 2023, and has duration of 10 years.

“2022 Jolco”

On December 23, 2022, the Partnership entered into a new sale and lease back agreement of up to $108,000, for the purpose of partially financing the acquisition of the shares of the vessel-owning company of the M/V Itajai Express (Note 6). The full amount of the sale and lease back agreement was drawn on January 6, 2023 and has a duration of eight years.

All the Company’s sale and leaseback agreements were classified as financing arrangements since the existence of various purchase options retained by the Company commencing from the first-year anniversary and including either an obligation or an option to acquire each vessel at expiration at a predetermined price, precludes the transfer of control over the vessels.

During the year ended December 31, 2024, the Company prepaid the amount of $676,532 as a result of the refinancing of the outstanding indebtedness of the LNG/C Aristidis I, the LNG/C Attalos, the LNG/C Asklipios and the LNG/C Apostolos and the repayment in full of the Umbrella Seller’s Credit and repaid the amount of $115,948, in line with the amortization schedule of its financing arrangements.

During the year ended December 31, 2023, the Company repaid the amount of $75,474, in line with the amortization schedule of its financing arrangements.

The Company’s credit facilities and sale and lease back agreements contain customary ship finance covenants, including restrictions on changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness and the mortgaging of vessels and requirements such as that the ratio of EBITDA to net interest expenses be no less than 2:1, a minimum cash requirement of $500 per vessel, that the ratio of net total indebtedness to the total assets of the Company adjusted for the market value of the fleet not exceed 0.75:1. The Company’s financing arrangements also contain a collateral maintenance requirement under which the aggregate fair market value of the collateral vessels should not be less than 125% of the outstanding amounts under the 2022 credit facility, 120% of the outstanding amount under the 2023 credit facility and the “2024 – LNG/C Aristidis I credit facility, 111% of the outstanding amount under the 2021 Bocomm, the 2024 Bocomm – LNG/C Asklipios and the 2024 Bocomm – LNG/C Attalos and 110% of the outstanding amount under the 2023 CMBFL - LNG/C AMI, the 2023 CMBFL - LNG/C, the 2024 – LNG/C Aktoras credit facility and the 2024 – LNG/C Axios II credit facility. Also, the vessel-owning companies may pay dividends or make distributions only when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. In addition the 2022 and 2021 Bonds contain requirements such as that the ratio of EBITDA to net interest expenses be no less than 2:1, a restricted cash requirement and that the ratio of net total indebtedness to the total assets of the Company adjusted for the market value of the fleet not exceed 0.75:1. In addition, the 2022 and 2021 Bonds require that:

•	the Company maintain a pledged Debt Service Reserve Account (“DSRA”) with a minimum balance €100,000;
•	the Company deposit to the DSRA 50% of any cash disbursements to unitholders (e.g., dividends) exceeding $20,000 per annum, capped at 1/3 of the par value of the 2022 and 2021 Bonds outstanding at the time; and
•	if the Company’s Market Value Adjusted Net Assets (“MVAN”) falls below $300,000 then to deposit to the DSRA the difference between the MVAN and the $300,000 (capped to 1/3 of the par value of the 2022 and 2021 Bonds outstanding).

As of December 31, 2024 and 2023 the Company was in compliance with all financial covenants.

The Company’s credit facilities and sale and lease back agreements include a general assignment of the earnings, insurances and requisition compensation of the respective collateral vessel or vessels. They also require additional security, such as pledge and charge on current accounts and mortgage interest insurance.

As of December 31, 2024, there was no available undrawn amount under Company’s financing arrangements.

F- 22	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

8. Long-Term Debt – Continued

For the years ended December 31, 2024, 2023 and 2022, the Company recorded interest expense of $134,752, $93,511 and $44,049 net of capitalized interest of $19,077, $269 and $0 respectively, which is included in “Interest expense and finance cost” in the consolidated statements of comprehensive income.

For the years ended December 31, 2024, 2023 and 2022 the weighted average interest on the Company’s long-term debt was 6.5%, 6.3% and 4.0% respectively.

As of December 31, 2024, the required annual payments to be made subsequently to December 31, 2024, are as follows:

For the year ending December 31,	Amount
2025	$132,439
2026	290,146
2027	118,211
2028	193,119
2029	304,529
Thereafter	1,559,876
Total	$2,598,320

9. Derivative Instruments

In connection with the issuance of the 2022 Bonds and the 2021 Bonds (Note 8), the Company entered into certain cross-currency swap agreements to manage the related foreign currency exchange risk by effectively converting the fixed-rate, Euro-denominated Bonds, including the semi-annual interest payments for the period from July 26, 2022 to July 26, 2029 and from October 21, 2021 to October 21, 2025, respectively to fixed-rate, U.S. Dollar-denominated debt. The economic effect of the swap agreements is to eliminate the uncertainty of the cash flows in U.S. Dollars associated with the issuance of the 2022 Bonds and the 2021 Bonds by fixing the principal amount of the 2022 Bonds and the 2021 Bonds, with a fixed annual interest rate. The cross-currency swap agreement related to the 2022 Bonds was designated as an accounting hedge.

Derivative instruments not designated as hedges are not speculative and are used to manage the Company’s exposure to identified risks but do not meet the strict hedge accounting requirements and/or the Company has not elected to apply hedge accounting. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in the consolidated statements of comprehensive income. Changes in the fair value of derivatives designated as accounting hedges are recorded in the consolidated statements of other comprehensive income (effective portion), until the hedged item is recognized in the consolidated statements of comprehensive income.

The following table summarizes the terms of the cross-currency swap agreements and their respective fair value as of December 31, 2024 and 2023.

As of December 31, 2024:

a) Derivative Asset:

Effective Date	Termination Date	Notional Amount in thousands of EUROS	Notional Amount in United States Dollars	Fixed Rate the Company receives in EURO	Fixed Rate the Company pays in United States Dollars	Fair Value December 31, 2024, in United States Dollars
26/07/2022	26/07/2029	100,000	101,800	4.40%	6.55%	1,574
				Total Fair Value		$1,574

b) Derivative Liabilities:

Effective Date	Termination Date	Notional Amount in thousands of EUROS	Notional Amount in United States Dollars	Fixed Rate the Company receives in EURO	Fixed Rate the Company pays in United States Dollars	Fair Value December 31, 2024, in United States Dollars
21/10/2021	21/10/2025	120,000	139,716	2.65%	3.66%	$14,588
21/10/2021	21/10/2025	30,000	34,929	2.65%	3.69%	3,526
				Total Fair Value		$18,114

F- 23	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

9. Derivative Instruments – Continued

As of December 31, 2023:

a) Derivative Asset:

Effective Date	Termination Date	Notional Amount in thousands of EUROS	Notional Amount in United States Dollars	Fixed Rate the Company receives in EURO	Fixed Rate the Company pays in United States Dollars	Fair Value December 31, 2023, in United States Dollars
26/07/2022	26/07/2029	100,000	101,800	4.40%	6.55%	$6,636
				Total Fair Value		$6,636

b) Derivative Liabilities:

Effective Date	Termination Date	Notional Amount in thousands of EUROS	Notional Amount in United States Dollars	Fixed Rate the Company receives in EURO	Fixed Rate the Company pays in United States Dollars	Fair Value December 31, 2023, in United States Dollars
21/10/2021	21/10/2025	120,000	139,716	2.65%	3.66%	$5,758
21/10/2021	21/10/2025	30,000	34,929	2.65%	3.69%	1,422
				Total Fair Value		$7,180

The fair value of the cross-currency swap agreements is presented net of accrued interest expense which is recorded in “Accrued liabilities” in the consolidated balance sheets.

The following tables summarize the effect of the cross-currency swap agreements for the years ended December 31, 2024, 2023 and 2022:

- Derivative designated as accounting hedge

	For the years ended December 31,
Amount of gain / (loss) recognized in other comprehensive income	2024	2023	2022
Cross-currency swap agreement related to 2022 Bonds	$(7,239)	$5,286	$(1,757)
Reclassification to other income / (expense), net	8,536	(2,106)	(3,009)
Total gain/ (loss) recognized in accumulated other comprehensive income	$1,297	$3,180	$(4,766)

The estimated net expense that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Loss to earnings in respect of the settlements on cross-currency swap agreements designated as accounting hedge, amounts to $2,132.

- Derivatives not designated as accounting hedges:

	For the years ended December 31,
Amount of gain /(loss) recognized in other income / (expense), net	2024	2023	2022
Change in fair value of derivatives related to 2021 Bonds	$(10,934)	$5,529	$(9,542)
Realized interest expense of derivatives related to 2021 Bonds	(2,141)	(2,111)	(2,258)
Total (loss) / gain recognized in other income / (expense), net	$(13,075)	$3,418	$(11,800)

F- 24	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

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

Long-term debt

The fair value of variable rate long-term debt (Note 8) approximates the recorded value, due to its variable interest being based on the SOFR rates and due to the fact that the lenders have the ability to pass on their funding cost to the Company under certain circumstances, which reflects their current assessed risk. We believe the terms of our loans are similar to those that could be procured as of December 31, 2024. SOFR rates are observable at commonly quoted intervals for the full term of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy.

The fair value of the fixed rate long-term debt (Note 8 ((xi), (xii), (xv) and (xvi))) as of December 31, 2024, was approximately $235,793 (carrying value: $244,725) and was determined by using Level 2 inputs being the discounted expected cash flows of the outstanding amount.

The 2022 Bonds and the 2021 Bonds (Note 8 ((xix) and (xx))) have a fixed rate, and their estimated fair values as of December 31, 2024, were determined through Level 1 inputs of the fair value hierarchy (quoted price under the ticker symbols CPLPB1 and CPLPB2 on Athens Stock Exchange) and were approximately $257,900 (carrying value: $260,227).

Derivative instruments

As of December 31, 2024:

Items Measured at Fair Value on a recurring Basis - Fair Value Measurements

Recurring Measurements:	December 31, 2024	Quoted prices in active markets for identical assets (Level 1)	Significant other Observable inputs (Level 2)	Unobservable Inputs (Level 3)
Cross Currency SWAP (100,000) – asset position	$1,574	$–	$1,574	$–
Cross Currency SWAP (120,000) – liability position	(14,588)	–	(14,588)	–
Cross Currency SWAP (30,000) – liability position	(3,526)	–	(3,526)	–
Total	$(16,540)	$–	$(16,540)	$–

As of December 31, 2023:

Items Measured at Fair Value on a recurring Basis - Fair Value Measurements

Recurring Measurements:	December 31, 2023	Quoted prices in active markets for identical assets (Level 1)	Significant other Observable inputs (Level 2)	Unobservable Inputs (Level 3)
Cross Currency SWAP (100,000) – asset position	$6,636	$–	$6,636	$–
Cross Currency SWAP (120,000) – liability position	(5,758)	–	(5,758)	–
Cross Currency SWAP (30,000) – liability position	(1,422)	–	(1,422)	–
Total	$(544)	$–	$(544)	$–

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

There were no Level 3 items.

F- 25	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

 10. Financial Instruments - Continued

(b) Concentration of credit risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable, net. The Company places its cash and cash equivalents, consisting mostly of deposits, with a limited number of creditworthy financial institutions rated by qualified rating agencies. Most of the Company’s revenues were derived from a few charterers.

 For the years ended December 31, 2024, 2023 and 2022 the following charterers accounted for more than 10% of the Company’s revenues.

	As of December 31,
	2024	2023	2022
BP Gas Marketing Limited (“BP”)	21%	31%	45%
Cheniere Marketing International LLP (“Cheniere”)	15%	23%	27%
Hapag-Lloyd Aktiengesellschaft (“Hapag-Lloyd”)	12%	15%	Below 10%
Hartree Partners Power & Gas Company (UK) Limited (“Hartree”)	11%	15%	-
Engie Energy Marketing Singapore Pte Ltd (“Engie”)	Below 10%	10%	14%
Qatar Energy Trading LLC (“Qatar Energy Trading”)	11%	Below 10%	-

11. Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31,
	2024	2023
Accrued loan interest and loan fees	$16,995	$10,167
Accrued operating expenses	7,638	4,948
Accrued capitalized expenses	101	233
Accrued voyage expenses and commissions	5,675	1,445
Accrued general and administrative expenses	1,748	1,865
Total	$32,157	$18,658

12. Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses consist of the following:

	For the years ended December 31,
	2024	2023	2022
Voyage expenses:
Commissions	$7,278	$4,189	$3,612
Bunkers	716	5,368	7,300
Port expenses	74	2,246	1,819
Other	2,479	410	414
Total	$10,547	$12,213	$13,145
Vessel operating expenses:
Crew costs and related costs	$32,308	$24,317	$19,283
Insurance expense	5,333	3,740	2,830
Spares, repairs, maintenance and other expenses	8,098	5,700	3,555
Stores and lubricants	6,349	5,107	3,457
Management fees (Note 5)	9,550	6,780	5,301
Other operating expenses	3,265	2,862	1,419
Total	$64,903	$48,506	$35,845

F- 26	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

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

Pursuant to Section 883 of the United States Internal Revenue Code (the “Code”) and the regulations thereunder, a foreign corporation engaged in the international operation of ships is generally exempt from U.S. federal income tax on its U.S.-source shipping income if the foreign corporation meets both of the following requirements: (a) the foreign corporation is organized in a foreign country that grants an “equivalent exemption” to corporations organized in the United States for the types of shipping income (e.g., voyage and time charter) earned by the foreign corporation and (b) more than 50% of the voting power and value of the foreign corporation’s stock is “primarily and regularly traded on an established securities market” in the United States and certain other requirements are satisfied (the “Publicly-Traded Test”). Each of the jurisdictions where the Company’s vessel-owning subsidiaries are incorporated grants an “equivalent exemption” to United States corporations with respect to each type of shipping income earned by the Company’s vessel-owning subsidiaries. Additionally, our shares are only traded on the Nasdaq Global Market, which is considered to be an established securities market. The Company has satisfied the Publicly-Traded Test for the years ended December 31, 2024, 2023 and 2022 and the vessel-owning subsidiaries are exempt from United States federal income taxation with respect to U.S.-source shipping income.

CPLP PLC is incorporated in Cyprus and does not conduct any substantive operations of its own. No provision for Cyprus income tax has been made in the financial statements as CPLP PLC had no assessable income for the years ended December 31, 2024, 2023 and 2022.

14. Shareholders’ Equity

Transformative Transaction for the Acquisition of 11 Newbuild LNG/Cs

On August 26, 2024, the Company converted from a Marshall Islands limited partnership to a Marshall Islands corporation (Note 1). Upon the Conversion each common unit issued and outstanding immediately prior to the Effective Date was converted into one common share, par value $0.01 per share, of the Company and the 348,570 general partner units and all of the incentive distribution rights, in each case outstanding as of immediately prior to the Effective Date, were exchanged with an aggregate of 3,500,000 common shares. The amount of $46,184, being the difference between the fair value of the 3,500,000 common shares of $59,430, at the price of $16.98 per common share as quoted on the Nasdaq Stock Exchange on August 25, 2024, and the book value of the 348,570 general partner units of $13,246 as of August 25, 2024, is presented as deemed dividend to CGP in the Company’s consolidated statements of changes in shareholders’ equity.

Pursuant to the Umbrella Agreement (Note 5), the Company conducted a Rights Offering for up to $500,000 with the purpose of partially financing the acquisition of the shares of the vessel-owning companies of 11 new LNG/C vessels. The Rights Offering resulted in subscriptions for 445,988 common shares representing limited partnership interests in the Company offered at an exercise price of $14.25 per common share amounting to $6,355. CMTC purchased 34,641,731 common shares that were not issued pursuant to the Rights Offering for an aggregate amount of $493,645 pursuant to the Standby Purchase Agreement (Note 5). As of December 31, 2023, the Company recognized the amount of $1,313 representing part of the transaction expenses as a reduction to Partners’ Capital.

Repurchase Plan

On January 26, 2023, the Company’s Board of Directors authorized a new share repurchase plan, replacing the earlier plan (the “Repurchase Plan”). Pursuant to the Repurchase Plan, the Company may purchase up to $30,000 of its common shares through January 2025, at times and prices that are considered to be appropriate. The Company could repurchase shares under the Repurchase Plan in the open market or in privately negotiated transactions but is not obligated under the terms of the Repurchase Plan to repurchase any shares, and, at any time, may suspend, delay or discontinue the Repurchase Plan. For the years ended December 31, 2024, 2023 and 2022 the Company completed the repurchase of nil, 304,283 and 389,962 shares, paying an average price per share of nil, $13.48 and $15.13 plus repurchasing expenses, respectively. These shares were held as treasury shares and were recorded as a reduction in the Company’s Partners’ Capital.

On October 12, 2022, the Partnership transferred 505,204 common shares to CMTC out of the Partnership’s Treasury shares with a value at the time of transfer of $6,583, in connection with the acquisition of the M/V Manzanillo Express from CMTC. On August 26, 2024, in connection with the Conversion, the remaining treasury units under the Repurchase Plan were converted into treasury shares and were cancelled on the same date.

In January 2024, the board of directors adopted an amended and restated Compensation Plan (the “Plan”) and reserved for issuance a maximum number of 3,300,000 restricted common shares. On January 25, 2024, 1,100,000 common units of the 3,300,000 restricted common units were issued and recognized under treasury shares. In connection with the Conversion, on the Effective Date, the board of directors of the Company adopted an amendment and restatement of the Plan to reflect the effects of the Conversion and all the treasury units were converted into treasury shares (Note 15).

As of December 31, 2024, and December 31, 2023, the Company’s capital structure was comprised of the following shares:

	As of December 31,
	2024	2023
Common shares	58,387,313	55,039,143
General partner units	—	348,570
Treasury Shares	1,551,061	870,522
Total Company's shares	59,938,374	56,258,235

F- 27	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

15. Omnibus Incentive Compensation Plan

In connection with the Conversion, on the Effective Date, the board of directors of the Company adopted an amendment and restatement of the Plan to reflect the effects of the Conversion and all the treasury units were converted to treasury shares.

In January 2024, the board of directors adopted an amended and restated Plan and reserved for issuance a maximum number of 3,300,000 restricted common shares. On January 25, 2024, 1,100,000 common units of the 3,300,000 restricted common units were issued and recognized under treasury shares.

In January 2022, the board of directors adopted an amended and restated Compensation Plan (the “Plan”), to reserve for issuance a maximum number of 750,000 restricted common shares. As a result, the total number of restricted common shares reserved and issued was 1,045,000. On March 18, 2022, the Company awarded 743,800 unvested shares to Employees and Non-Employees with a grant-date fair value of $15.18 per share. Awards granted to certain Employees and Non-Employees would vest in three equal installments. One third of the shares awarded, namely 247,934, 247,933 and 247,933 shares vested on December 31, 2024, 2023 and 2022. On December 30, 2022, the Company awarded 1,969 unvested shares with a grant-date fair value of $13.65 per share. The shares were fully vested on December 31, 2022. On March 8, 2024, the Company awarded 96,104 unvested shares to Employees and Non-Employees with a grant-date fair value of $17.45 per share. The shares were fully vested on the same date. On December 31, 2024, the Company awarded 82,066 unvested shares to Employees and Non-Employees with a grant-date fair value of $18.36 per share. The shares were fully vested on the same date.

The unvested shares accrue distributions as declared and paid, which distributions are retained by the custodian of the Plan until the vesting date at which time they are payable to the grantee. As unvested share grantees accrue distributions on awards that are expected to vest, such distributions are charged to Company’ capital. As of December 31, 2024, the unvested shares accrued $200 of distributions.

There were no forfeitures of awards during the years ended December 31, 2024 and 2023. The Company estimated the forfeitures of unvested shares to be immaterial.

For the years ended December 31, 2024, 2023 and 2022 the equity compensation expense included in “General and administrative expenses” in the consolidated statements of comprehensive income was $6,918, $3,786 and $3,790, respectively. The Company uses the straight-line method to recognize the cost of the awards.

The following table contains details of Company’s plan:

	Equity compensation plan
Unvested Shares	Shares	Value
Unvested on January 1, 2023	495,867	7,528
Granted	—	—
Vested	(247,933)	(3,759)
Unvested on December 31, 2023	247,934	$3,769
Granted	178,170	3,149
Vested	(426,104)	(6,918)
Unvested on December 31, 2024	—	$—

16. Net Income Per Share

Diluted income / (loss) per common share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income.

For the year ended December 31, 2024, the Company excluded the effect of 247,934 non-vested share awards, which all vested on December 31, 2024, in calculating dilutive net income per shares for its common shareholders as they were anti-dilutive.

For the year ended December 31, 2023, the Company excluded the effect of 495,867 non-vested share awards, from which 247,933 vested on December 31, 2023, in calculating dilutive EPS for its common shareholders as they were anti-dilutive.

For the year ended December 31, 2022, the Company excluded the effect of 745,769 non-vested share awards, from which 249,902 vested on December 31, 2022, in calculating dilutive EPS for its common shareholders as they were anti-dilutive.

The non-vested shares are participating securities because they received distributions from the Company and these distributions did not have to be returned to the Company if the non-vested shares were forfeited by the grantee.

F- 28	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

16. Net Income Per Share - Continued

The two-class method used to calculate EPS from continuing operations is as follows:

BASIC AND DILUTED	2024	2023	2022
Numerators
Company’s net income from continuing operations	$54,609	$7,090	$86,328
Less:
General Partner’s interest in Company’s net income	186	45	1,483
Deemed dividend to General Partner	46,184	—	—
Company’s net income allocable to unvested shares	201	27	2,436
Net income attributable to common shareholders	$8,038	$7,018	$82,409
Denominators
Weighted average number of common shares outstanding, basic and diluted	56,094,666	21,182,471	19,325,030
Net income per common share:
Basic and Diluted (in United States Dollars)	$0.14	$0.33	$4.26

17. Commitments and Contingencies

Contingencies

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels.

The Company accrues the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure.

An estimated loss from a contingency should be accrued by a charge to expense and a liability recorded only if all of the following conditions are met:

• Information available prior to the issuance of the financial statement indicates that it is probable that a liability has been incurred at the date of the financial statements.

• The amount of the loss can be reasonably estimated.

Currently, the Company is not aware of any such claims or contingent liabilities which should be disclosed or for which a provision should be established in the consolidated financial statements.

Commitments

(A) Lease Commitments: Future minimum charter hire receipts, excluding any profit share revenue that may arise, based on non-cancellable time and bareboat charter contracts, as of December 31, 2024 were:

Year ending December 31,	Amount
2025	$400,907
2026	341,383
2027	296,080
2028	287,108
2029	268,813
Thereafter	654,386
Total	$2,248,677

(B) Vessels Under Construction Commitments: As of December 31, 2024, the Company, had outstanding commitments relating to acquisitions of vessels and vessels under construction amounting to $486,000 and $1,436,525, respectively which will be financed through the issuance of debt and cash at hand (Notes 1, 5, 6).

The following table contains details of vessels under construction commitments:

Year ending December 31,	Vessels’ acquisitions	Vessels under construction	Total
2025	$—	$231,389	$231,389
2026	486,000	725,829	1,211,829
2027	—	479,307	479,307
Total	$486,000	$1,436,525	$1,922,525

F- 29	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

17. Commitments and Contingencies - Continued

Commitments - Continued

(C) Supervision Services Commitments: As of December 31, 2024, the Company had outstanding commitments relating to supervision services agreements for vessels under construction, amounting to $6,167 (Notes 5, 6).

The following table contains details of supervision services commitments:

Year ending December 31,	Amount
2025	$2,600
2026	2,067
2027	1,500
Total	$6,167

18. Subsequent Events

(A) Dividends: On January 22, 2025, the Board of Directors of the Company declared a cash dividend per share of $0.15 for the fourth quarter of 2024 payable on February 12, 2025, to shareholders of record on February 6, 2025.

(B) Common shares sale agreement: In January 2025, the Company entered into an open-market sale agreement with Jefferies LLC (“Jefferies”) under which the Company may sell, from time to time, through Jefferies, as its sales agent, new common shares having an aggregate offering amount of up to $75,000. The open-market sale agreement provides that Jefferies, when it is acting as the Company’s sales agent, will be entitled to compensation of up to 2.5% of the gross sales price of the common shares sold through Jefferies from time to time.

F- 30	Table of Contents