Form 20-F
period 2025-12-31
Capital Clean Energy Carriers Corp.
filed 2026-04-27
CIK 1392326

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

59,487,853 Common Shares

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

ABOUT THIS REPORT

This annual report on Form 20-F (this “Annual Report”) should be read in conjunction with our audited consolidated balance sheets as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in shareholders’ equity and partners’ capital, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes included herein (the “Financial Statements”).

In this Annual Report, unless the context otherwise requires:

•	“Bonds” refers to €100.0 million and €150.0 million of senior unsecured bonds issued by CPLP PLC and guaranteed by the Company, which were listed on the Athens Stock Exchange in July 2022 and October 2021, respectively and the €250.0 million of senior unsecured bonds issued by the Company, which were listed on the Athens Stock Exchange in February 2026;
•	“Capital-Containers” refers to Capital-Containers Ship Management Corp.;
•	“Capital Gas” refers to Capital Gas Corp.;
•	“Capital-Gas Management” refers to Capital-Gas Ship Management Corp.;
•	“Capital Maritime” refers to Capital Maritime & Trading Corp.;
•	“Capital Parties” refers to Capital Maritime, CGP LLC and Capital Gas;
•	“Capital Ship Management” refers to Capital Ship Management Corp.;
•	“CGP LLC” refers to Capital GP L.L.C.; in its capacity as general partner of CPLP prior to the Conversion, CGP LLC is sometimes referred to as the “General Partner”;
•	“common shares” refers to common shares of the Company, par value $0.01 per share;
•	“common units” refers to common units representing limited partnership interests of the Partnership prior to the Conversion;
•	“Company”, “CCEC”, “we”, “us” or “our” refer to Capital Clean Energy Carriers Corp. (or, prior to the Conversion, CPLP) and, unless the context otherwise requires, its consolidated subsidiaries;
•	“conflicts committee” refers to the conflicts committee of our board of directors;
•	“Conversion” refers to our conversion, on August 26, 2024 (the “Effective Date”), from a Marshall Islands limited partnership named “Capital Product Partners L.P.” (the “Partnership” or “CPLP”) to a Marshall Islands corporation;
•	“CPLP PLC” refers to CPLP Shipping Holdings PLC, a public limited liability company and wholly owned subsidiary of CCEC;
•	“debt” includes indebtedness under the financing arrangements;
•	“DF MG/C” refers to Dual Fuel Medium Gas Carriers;
•	“Executive Services Agreement” refers to the executive services agreement dated August 26, 2024 between us and CGP LLC;

2	Table of Contents

•	“financing arrangements” refers to our debt financing arrangements as well as to our sale-leaseback financing arrangements, seller’s credit agreements and the Bonds;

•	“Gas Fleet” refers to the 10 newbuild gas carriers, including four LCO2/multi gas carriers and six LPG-ammonia carriers that we agreed to acquire from Capital Maritime in June 2024;

•	“LCO2” refers to liquefied carbon dioxide;

•	“LCO2 – HMG/C” refers to Handy LCO2 Multi-Gas Carriers;

•	“LNG” refers to liquefied natural gas;

•	“LNG/C” refers to LNG carriers;

•	“low carbon ammonia” refers to ammonia produced from renewable energy (green ammonia) or using carbon capture and storage technology (blue ammonia);

•	“LPG” refers to liquefied petroleum gas, including propane, butane, isobutane, propylene and mixtures of these gases;

•	“LPG carriage” or “LPG shipping” refers to existing LPG and ammonia (excluding low carbon ammonia) shipping markets;

•	“LPG carrier” refers to ocean-going vessels capable of transporting LPG and/or ammonia;

•	“Managers” refers to our managers, Capital-Containers, Capital Ship Management and Capital-Gas Management;

•	“MG/C” refers to Medium Gas Carriers;

•	“Newbuild LNG/C Vessels” refers to the Umbrella Agreement Vessels and the three LNG/C vessels that we agreed to acquire as announced on December 29, 2025;

•	“Registration Rights Agreement” refers to the registration rights agreement dated August 26, 2024 between us, the Capital Parties, Paparebecorp Limited and Ascetico Limited;

•	“Shareholders’ Agreement” refers to the shareholders’ agreement dated August 26, 2024 among us and the Capital Parties;

•	“Umbrella Agreement” refers to the umbrella agreement, which we entered into on November 13, 2023 with Capital Maritime and CGP LLC;

•	“Umbrella Agreement Vessels” refers to the 11 newbuild LNG/C vessels we agreed to acquire from Capital Maritime in November 2023 pursuant to the Umbrella Agreement;

•	“Under Construction Fleet” refers to the nine Newbuild LNG/C Vessels and the nine Gas Fleet vessels that have not yet been delivered to the Company as of the date of this Annual Report.

3	Table of Contents

UMBRELLA AGREEMENT AND UNDER CONSTRUCTION FLEET

On November 13, 2023, we entered into the Umbrella Agreement with Capital Maritime and CGP LLC, which provides for the acquisition by the Company of 11 newbuild LNG/C vessels for a total acquisition price of $3,130.0 million. Each Umbrella Agreement Vessel has or will have a capacity of 174,000 Cubic Meters (“CBM”) and was built or is under construction at Hyundai Heavy Industries Co., LTD and HD Hyundai Samho Co., Ltd, South Korea (collectively, “Hyundai”). On December 21, 2023 we closed the Umbrella Agreement and entered into 11 share purchase agreements to acquire 100% of the equity interests in each vessel-owning company of the Umbrella Agreement Vessels (the “Vessel SPAs”). On December 21, 2023 we took delivery of the first Umbrella Agreement Vessel pursuant to the Umbrella Agreement, the LNG/C Amore Mio I.

Upon entry into the Vessel SPAs for the LNG/C vessels Axios II, Assos, Apostolos, Aktoras, Archimidis and Agamemnon (the “Initial Vessels”), we paid to Capital Maritime a deposit of $174.4 million, or 10% of the aggregate acquisition price of the Initial Vessels. We closed the Vessel SPAs for the Axios II, Assos, Aktoras and Apostolos upon delivery of each vessel on January 2, 2024, May 31, 2024, June 5, 2024 and June 28, 2024, respectively, and we expect to complete the remaining acquisitions of each of the vessel-owning companies of the Archimidis and Agamemnon upon each vessel’s delivery from Hyundai during the second quarter of 2026 and the first quarter of 2027, respectively. The remaining purchase price with respect to each Initial Vessel will be paid upon delivery of such vessel and closing of the applicable Vessel SPA, with a total of $489.3 million remaining due for the Initial Vessels.

Upon entry into the Vessel SPAs for LNG/C vessels Alcaios I, Antaios I, Athlos and Archon (the “Remaining Vessels”), the Company paid Capital Maritime $138.1 million to acquire 100% of the equity interests in each of the vessel-owning companies of the Remaining Vessels, which are expected to be delivered to the Company between the third quarter of 2026 and the first quarter of 2027. In addition to $390.2 million that we have paid to-date to Capital Maritime and Hyundai, we expect to pay an additional amount of $657.8 million to Hyundai in pre-delivery and delivery installments for the Remaining Vessels.

In addition, on June 3, 2024, we announced an investment in 10 newbuild gas carriers for $756.0 million with expected deliveries between the first quarter of 2026 and the third quarter of 2027. The Gas Fleet is composed of six MG/C vessels and four LCO2 – HMG/C vessels that can also carry LPG, ammonia and other related cargoes. The ship building contracts for the Gas Fleet were initially entered into by Capital Maritime. The acquisition/contract prices to be paid by the Company correspond to the actual ship building cost for all vessels in the Gas Fleet except for two HMD LCO2 vessels, which were acquired pursuant to the rights of first refusal agreed under the Umbrella Agreement. The vessels in the Gas Fleet were ordered by Capital Maritime in July 2023 and were acquired by the Company at the same cost that the last two HMD LCO2 vessels were contracted for in January 2024. The Company has reimbursed Capital Maritime for a total amount of $74.7 million representing advances made to the shipyards by Capital Maritime under certain of the ship building contracts and a premium of $11.5 million. Furthermore, in addition to $315.4 million that we have paid to-date to Capital Maritime and shipyards, we expect to pay an additional amount of $440.6 million to shipyards in pre-delivery and delivery installments for the Gas Fleet. The first vessel in the Gas Fleet, the LCO2 – HMG/C Active, was delivered from the shipyard on January 5, 2026.

On December 29, 2025, we announced an order for three additional latest technology LNG/C vessels with a total contract price of $769.5 million to be built at Hyundai with expected deliveries between the third quarter of 2028 and the first quarter of 2029. In addition to $37.0 million that we have paid to-date, we expect to pay an additional amount of $707.0 million to Hyundai in pre-delivery and delivery installments.

CORPORATE CONVERSION AND CONTAINER VESSEL DIVESTMENT

We were originally formed as a Marshall Islands limited partnership named “Capital Product Partners L.P.”, and on the Effective Date, converted into a Marshall Islands corporation named “Capital Clean Energy Carriers Corp.”. Please read “Item 4. Information on the Company—A. History and Development of the Company—Developments in 2024” for further information on the Conversion. Following our announcement on November 13, 2023 of our intention to shift our business focus towards LNG and energy transition shipping and gradually divest from our non-core assets (legacy container vessels), since December 2023 we have completed the sale of 14 legacy container vessels as set forth in the following table.

4	Table of Contents

Name of Vessel	Type	Twenty-foot Equivalent Unit (“TEU”)	Memorandum of Agreement Date	Delivery/Expected Delivery
M/V Akadimos	Neo Panamax Container Vessel	9,288	January 31, 2024	March 8, 2024
M/V Long Beach Express	Panamax Container Vessel	5,089	December 15, 2023	February 26, 2024
M/V Seattle Express	Panamax Container Vessel	5,089	February 14, 2024	April 26, 2024
M/V Fos Express	Panamax Container Vessel	5,089	February 14, 2024	May 3, 2024
M/V Athenian	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Athos	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Aristomenis	Neo Panamax Container Vessel	9,954	March 1, 2024	May 3, 2024
M/V Hyundai Premium	Neo Panamax Container Vessel	5,023	September 12, 2024	November 22, 2024
M/V Hyundai Paramount	Neo Panamax Container Vessel	5,023	September 12, 2024	December 20, 2024
M/V Hyundai Prestige	Neo Panamax Container Vessel	5,023	September 12, 2024	December 5, 2024
M/V Hyundai Privilege	Neo Panamax Container Vessel	5,023	September 12, 2024	January 10, 2025
M/V Hyundai Platinum	Neo Panamax Container Vessel	5,023	September 12, 2024	March 10, 2025
M/V Manzanillo Express	Neo Panamax Container Vessel	13,312	August 7, 2025	October 6, 2025
M/V Buenaventura Express	Neo Panamax Container Vessel	13,696	October 29, 2025	January 19, 2026

We determined that the assets and liabilities, results of operations and cash flows of these 14 legacy container vessels met the criteria to be reported in discontinued operations. As a result, in this Annual Report and the accompanying Financial Statements, these 14 legacy container vessels are reported as discontinued operations for all periods presented. See Note 3 (Discontinued Operations) to our Financial Statements included herein. The one legacy container vessel that remains in our on-the-water fleet, the M/V Itajai Express, continues to be reported in our continuing operations.

5	Table of Contents

FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this Annual Report concerning our business, operations, cash flows, and financial position, including, among other things, the likelihood of our success in developing and expanding our business, include “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, financial condition and the markets in which we operate, and involve risks and uncertainties. In some cases, you can identify forward-looking statements by the use of words such as “may,” “might,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “likely,” “intend,” “forecast,” “believe,” “estimate,” “project,” “predict,” “propose,” “potential,” “continue,” “seek” or the negative of these terms or other comparable terminology. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flows, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this Annual Report in “Item 3. Key Information—D. Risk Factors” below. These forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

•	expectations regarding our ability to pay dividends to our shareholders;
•	expectations regarding global economic outlook and growth including as a result of the armed conflict in the Middle East and in Ukraine, as well as protectionist trade measures, including the tariffs imposed by the U.S. and retaliatory tariffs from other countries;
•	expectations regarding shipping conditions and fundamentals, including the balance of supply and demand, as well as trends and conditions in the newbuild markets and scrapping of older vessels;
•	our current and future business and growth strategies and other plans and objectives for future operations, future acquisitions and deliveries of vessels from Capital Maritime or third parties, and the expected benefits from our Under Construction Fleet;
•	expectations regarding our shift in strategic focus towards the transportation of various forms of gas to industrial customers, including our intention to dispose of our container vessels and abstain from acquiring additional container vessels;
•	expectations regarding the effects of the Conversion;
•	our continued ability to enter into medium- or long-term, fixed-rate time or bareboat charters with our charterers and to re-charter our vessels at attractive rates as their existing charters expire;
•	the relationships and reputations of our Managers in the shipping industry;
•	the financial condition, viability and sustainability of our charterers, including their ability to meet their obligations under the terms of our charter agreements;
•	our ability to maximize the use of our vessels;
•	our ability to access debt, credit and equity markets;
•	our ability to service, refinance or repay our financing under our financing arrangements and settle our hedging arrangements;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
6	Table of Contents

•	the expected lifespan and condition of our vessels;

•	changes to the regulatory requirements applicable to the shipping industry, including, without limitation, stricter requirements adopted by international organizations such as the International Maritime Organization (“IMO”) and by the European Union (“EU”), or by individual countries or charterers and actions taken by regulatory authorities overseeing such areas as safety and environmental compliance;

•	our ability to successfully operate exhaust gas cleaning systems (“scrubbers”) or other newly installed equipment and novel technologies on certain or all of our vessels;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, including new environmental regulations and standards, as well as standard regulations imposed by our charterers applicable to our business;

•	the impact of heightened regulations and the actions of regulators and other government authorities, including anti-corruption laws and regulations, as well as sanctions and other governmental actions;

•	the impact of new restrictions on trade, including the imposition of significant new tariffs by the United States on its trading partners and the imposition of significant retaliatory tariffs by China and the EU on the United States, and potential further protectionist measures and/or further retaliatory actions by others, including the imposition of tariffs or penalties on vessels calling in key export or import ports such as the United States, EU and/or China;

•	our anticipated general and administrative expenses;

•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;

•	the anticipated taxation of the Company and dividends to our shareholders;

•	the ability of CGP LLC to retain its officers and employees who provide services to the Company pursuant to the Executive Services Agreement and the ability of our Managers to retain key employees;

•	anticipated funds for liquidity needs and the sufficiency of cash flows; and

•	the ability of our counterparties to perform under our shipbuilding contracts.

The preceding list is not intended to be an exhaustive list of all our forward-looking statements. These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and, therefore, involve a number of risks and uncertainties, including those risks discussed in “Item 3. Key Information—D. Risk Factors” below, which are beyond our control, could cause actual results to be materially different from those contained in any forward-looking statement. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

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

7	Table of Contents

Part I.

Item 1.	Identity of Directors, Senior Management and Advisors.

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not Applicable.

Item 3.	Key Information.
A.	[Reserved.]
B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

An investment in our securities involves a high degree of risk.

Some of the risks described below relate to the industries and the countries in which we operate as of the date of this Annual Report. Please read “Item 4. Information on the Company” for information on the current scope of our operations. We currently own 12 latest generation LNG/C vessels, one LCO2 – HMG/C vessel and one legacy Neo-Panamax container carrier vessel. In addition, our Under Construction Fleet includes nine additional latest generation LNG/C vessels, six dual-fuel MG/C vessels and three LCO2 – HMG/C vessels, to be delivered between the second quarter of 2026 and the first quarter of 2029. We may in the future enter into additional markets. If that happens, we will be exposed to additional risks.

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

8	Table of Contents

SUMMARY OF RISK FACTORS

The following is a summary of some of the principal risks we face. The list below is not exhaustive, and you should read this “Risk factors” section in full.

•	The ocean-going LNG, LPG and container shipping industries are cyclical and volatile;
•	The wider energy transition gas market, such as the carriage of low carbon ammonia and LCO2, continues to develop and shipping demand, charter hire rates and profitability for this market are uncertain;
•	An oversupply of LNG/C, LPG carrier or containership capacity may depress current charter rates and adversely affect our ability to charter our vessels at profitable rates or at all;
•	We may not realize the benefits anticipated from our Under Construction Fleet;
•	We may not realize the benefits anticipated from our change in business focus to concentrate on the LNG/C market, the LPG carriage market and the wider energy transition gas market such as the carriage of low carbon ammonia and LCO2;
•	Marine transportation is inherently risky, and an incident involving significant loss of, or environmental contamination by, any of our vessels could harm our reputation and business;
•	Political and government instability can affect the industries in which we operate, which may adversely affect our business;
•	We may not be able to grow our business or to effectively manage our growth;
•	Certain of our vessels may be under time charters at rates that are at a substantial premium to the spot and period markets, and our charterers’ failure to perform under these time charters could result in a significant loss of expected future revenues and cash flows;
•	We currently derive a significant part of our revenues from a limited number of charterers and the loss of any charterer or charter or vessel could result in a significant loss of revenues and cash flows;
•	A decrease in the level of export and import of goods or LNG, LPG or ammonia production and exports, as a result of trade protectionism, including threats or imposition of tariffs or other trade barriers, economic sanctions, changes in commodity prices or other factors affecting global markets, could affect demand for shipping;
•	Vessel values may decrease and over time may fluctuate substantially, which may cause us to recognize losses if we sell our vessels or record impairments and affect our ability to comply with our loan covenants or refinance our debt; and
•	An increase in interest rates or increased interest rate levels for long periods of time could increase our level of debt and the related interest expense, limit our ability to access debt and equity financing and increase the cost of capital required to acquire additional vessels or to implement our business strategy.
9	Table of Contents

RISKS RELATED TO OUR INDUSTRY

We are exposed to various risks in the ocean-going LNG, LPG and container shipping industries, which are cyclical and volatile, and the wider energy transition gas market, which continues to develop.

As of the date of this Annual Report, we own 12 LNG/C vessels, one LCO2 – HMG/C vessel and one legacy Neo-Panamax container carrier vessel. In addition, our Under Construction Fleet includes nine additional latest generation LNG/C vessels, six dual-fuel MG/C vessels and three LCO2 – HMG/C vessels, to be delivered between the second quarter of 2026 and the first quarter of 2029.

Currently, the majority of our vessels operate in the LNG shipping industry and our performance and future growth depend on continued demand in this industry. The LNG shipping industry is cyclical with attendant volatility in charter hire rates and profitability. Charter hire rates for LNG/C vessels depend on multiple factors, including changes in the supply and demand for LNG and changes in the supply and demand for LNG shipping capacity. In recent years, the LNG/C charter market recovered after experiencing a prolonged period of historically low rates. However, beginning in 2023 charter rates began to decrease and in 2024 and 2025 charter rates were significantly lower compared to the prior year, due to an oversupplied freight market resulting from the mismatch between increased supply from vessel deliveries and decreased demand from delays in LNG projects. In 2025, charter rates were also negatively impacted by shorter voyage durations freeing up capacity due to strong European demand and weaker Asian demand. The degree of charter hire rate volatility among different types of LNG/C vessels has varied widely. In the past, there have been times when charter and spot market rates for LNG/C vessels declined below the operating costs of vessels.

Upon delivery of the LCO2 – HMG/C Active, we have begun to operate in the LPG shipping industry, and in the future we expect to operate in the wider energy transition gas market, such as the carriage of low carbon ammonia and LCO2. Accordingly, we are exposed to the various risks in these industries and our exposure will increase as additional vessels that constitute the Gas Fleet are delivered to us. The wider energy transition gas market continues to develop and charter hire rates and profitability for this market are uncertain. In particular, large-scale markets for the carriage of low carbon ammonia and LCO2 do not yet exist. Our performance and future growth depend on successful development of such markets. Significant investment by governments and industry, including subsidies in certain cases, in addition to regulatory changes, will be required to successfully develop large-scale markets for the carriage of low carbon ammonia and LCO2. In addition, attitudes and trends with respect to environmental matters and the energy transition continue to evolve and we cannot forecast when such markets will develop or guarantee that such markets will develop. Prior to the development of large-scale markets for the carriage of low carbon ammonia and LCO2, we expect that the Gas Fleet will be utilized for the carriage of LPG and ammonia and, currently, the LCO2 – HMG/C Active is employed on a six-month time charter transporting LPG for an energy trading company. The LPG and ammonia shipping markets are cyclical with attendant volatility in profitability, charter rates and vessel values. The degree of charter rate volatility among different types of gas carriers has varied widely. Spot market rates in the LPG and ammonia shipping industry are highly seasonal with rates typically demonstrating strength in the second and third quarters as suppliers build inventory for high consumption during the northern hemisphere winter. However, recent LPG and ammonia shipping market activity has not yielded the expected seasonal results. The time charter and spot market rates for LPG carriers are volatile and have in the past declined below the operating costs of vessels.

10	Table of Contents

For so long as we continue to own the M/V Itajai Express, we will be exposed to risks in the ocean-going container shipping industry and our ability to successfully divest our last legacy container carrier vessel will depend on continued demand in this industry. The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates and profitability and demand for our last legacy container vessel depends on a range of factors, including changes in the supply and demand for ship capacity and changes in the supply and demand for shipment of cargoes in containers. Charter rates for container vessels declined through 2023, amid demand headwinds, increased supply of vessels, easing in congestion and weaker economic sentiment. During 2024 and 2025, demand in global container trade increased compared to the previous year in terms of TEU/miles. In 2025, container charter rates increased by 11% compared to the previous year.

The shipping industries in which we operate or expect to operate are affected by macroeconomic and geopolitical factors, including the effects of armed conflicts, terrorist attacks, trade restrictions, tariffs, natural or man-made disasters (including industrial disasters), epidemics or pandemics of disease and climatic or other catastrophicevents. The factors affecting the supply of LNG, LPG, ammonia and products shipped in containers and the demand for our vessels are outside our control and the nature, timing, direction and degree of changes in industry conditions are difficult to predict. Some of the factors that influence demand for our vessels include:

•	the price of LNG, which may be affected, among other things, by:

•	the prices and availability of crude oil, petroleum products and natural gas, including to the extent that natural gas prices are benchmarked to the price of crude oil, which could negatively affect the economics of potential new LNG production projects;

•	the cost of natural gas derived from LNG relative to the cost of natural gas generally and the cost of alternative fuels, including renewables and coal, and the impact of increases in the cost of natural gas derived from LNG on consumption of LNG; and

•	the impact of any adverse effects on the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change;

•

changes in the exploration, development, production, liquefaction or transportation of LNG, including the availability and allocation of capital by developers to new LNG projects, events that may affect the availability of sufficient financing for LNG projects and the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for LNG and increases in the production of lower cost domestic natural gas in natural gas consuming markets, which could further depress prices for natural gas in those markets;

11	Table of Contents

•	factors affecting the supply of, and demand for, LPG and LPG shipping, such as:

•	production levels, prices and worldwide consumption and storage of oil, refined petroleum products and natural gas, including production from United States shale fields; and

•	completion of infrastructure projects to support marine transportation of LPG, including export terminals and pipelines;

•	factors affecting the supply of, and demand for, ammonia, which is currently primarily produced for use in fertilizers, chemicals, and, increasingly, as a potential clean energy carrier (e.g., for co-firing, hydrogen-carrier and other applications), and ammonia shipping, such as changes in agricultural demand, industrial applications, and energy sector developments;

•	changes in global production of products transported by containerships;

•	the level of the current supply of on-the-water LNG/C vessels, LPG carriers and containerships;

•	seaborne and other transportation patterns, including the distances over which LNG, LPG, ammonia and/or containerized goods are transported and changes in such patterns and distances;

•	the globalization of production and manufacturing;

•	developments in international trade, including threats and/or imposition of trade tariffs, export regulations or the imposition of sanctions, which can disrupt established supply chains, impacting transportation demand for LNG, LPG and containerized goods;
•	the progress of development of large-scale markets for the carriage of low carbon ammonia and LCO2;

•	global and regional economic and political conditions, including political and military conflicts;

•	any significant explosion, spill or other incident involving an LNG or LPG facility or carrier;

•	economic growth in China, India and other emerging markets;

•	laws and regulations, including but not limited to new taxes, environmental protection laws and other regulatory developments such as the EU Emissions Trading Scheme and the FuelEU Maritime;

•	regional, national or international energy policies that constrain the production or consumption of hydrocarbons including natural gas;

•	currency exchange rates;

•	changes in weather patterns, including warmer winters in the northern hemisphere and lower gas demand in the traditional peak heating season as well as severe weather events resulting from climate change; and

•	cost of bunkers.

12	Table of Contents

Some of the factors that influence the supply of LNG/C vessels, LPG carriers and/or containerships include the following:

•	the number of newbuild orders and deliveries, which among other factors depend upon the ability of shipyards to meet contracted delivery dates and the ability of purchasers to finance such new acquisition;

•	the extent of newbuild vessel deferrals;

•	the scrapping rate of LNG/C vessels, LPG carriers and/or containerships;

•	newbuild prices and LNG/C vessels, LPG carriers and/or containership owner access to capital to finance the construction of newbuilds;

•	charter rates;

•	the price of steel and other raw materials used in the manufacture of LNG/C vessels, LPG carriers and/or containerships;

•	changes in environmental and other regulations and standards that may limit the profitability, operations or useful life of LNG/C vessels, LPG carriers and/or containerships;

•	the number of LNG/C vessels, LPG carriers and/or containerships that are slow-steaming or extra slow-steaming to conserve fuel;

•	the number of LNG/C vessels, LPG carriers and/or containerships that are off-charter and the number of vessels otherwise not in service (for example, as a result of vessel casualties);

•	port and canal congestion and closures;

•	demand for fleet renewal;

•	technological advancements or changes in vessel design, propulsion, containment systems and vessel size; and

•	threats and/or imposition of tariffs imposed on vessels constructed in certain nations, which could affect trade economics and profitability of commodities such as LNG, LPG and ammonia;

13	Table of Contents

An oversupply of vessel capacity may prolong or depress current charter rates and adversely affect our ability to charter our vessels at profitable rates or at all.

The LNG market has been at times characterized by an oversupply of LNG tonnage, mainly caused by delays in new LNG capacity coming on stream. In addition, newbuild vessel orders increased in 2018 through 2025, driven by the strengthening of charter rates and increasing expectations for long-term LNG supply and demand during that period. As a result, the LNG orderbook as of December 31, 2025, represented approximately 39% of the total on-the-water fleet capacity. A potential overhang of new vessels may cause LNG charter rates to be depressed.

Historically, the LPG carrier market has been cyclical with attendant volatility in profitability, charter rates and vessel values. The degree of charter rate volatility among different types of gas carriers has varied widely. Because many factors influencing the supply of, and demand for, LPG carrier capacity are unpredictable, the timing, direction and degree of changes in the LPG carriage market are also not predictable. The LPG carrier order book as of December 31, 2025 represented approximately 37% of the total on-the-water fleet capacity.

In the containership market, the containership order book as of December 31, 2025 represented approximately 34% of the total on-the-water fleet capacity. Deliveries of vessels ordered will increase the size of the on-the-water container fleet over the next two to three years, which might in turn create an overhang of container vessels and cause container charter rates to be depressed. An overhang of container vessels could also negatively affect our ability to successfully divest from our last legacy container vessel.

An oversupply of newbuild vessels or re-chartered or idle vessel capacity entering the market, combined with any decline in the demand for LNG/C vessels, LPG carriers or containerships, may depress charter rates and may decrease our ability to charter our vessels other than for reduced rates or unprofitable rates or to charter our vessels at all, which may materially and adversely affect our business, financial condition, results of operations, cash flows and ability to pay cash dividends and service or refinance our debt.

A decrease in the level of export and import of goods, in particular from and to Asia, as a result of ongoing geopolitical tensions, trade protectionism, economic sanctions or other factors affecting global markets, including threats or imposition of tariffs or other trade barriers, could affect demand for shipping, resulting in a material adverse impact on our charterers’ business and, in turn, a material adverse impact on our business, financial condition, results of operations, cash flows and ability to pay cash dividends and service or refinance our debt.

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

14	Table of Contents

Our containership is deployed on routes involving containerized trade in and out of emerging markets, and our charterers’ container shipping and business revenue may be derived from the shipment of goods from Asia tovarious overseas export markets, including the United States and Europe. In the United States, there is significant and increasing uncertainty regarding the future relationship between the United States and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. Recent actions by the United States have created new restrictions on trade, including the imposition of significant new tariffs on its trading partners, and have increased the likelihood of changes to the United States’ commercial relationships with other exporting countries.

Beginning in February 2025, the U.S. administration announced plans to raise the aggregate tariff rate on imports from China to 125%, with the possibility of further increases as tensions between the two countries escalate. In response, on April 9, 2025, China increased its duties on U.S. goods to 84%, up from 34%. The United States Trade Representative (“USTR”) also adopted a Section 301 action targeting China, imposing charges on Chinese-built vessels and on shipowners and operators linked to China, with such charges scheduled to rise in subsequent years. On October 24, 2025, the USTR commenced a separate Section 301 investigation into China’s performance under the Economic and Trade Agreement Between the Government of the United States of America and the Government of the People’s Republic of China.

Collectively, these actions have the potential to reduce international trade flows, increase costs for maritime industry participants, and materially adversely affect our business, financial condition and operating results. Although the United States and China agreed to suspend the additional tariffs introduced in April 2025 effective May 14, 2025, there remains a risk that those tariffs could be reinstated or that new tariffs or restrictions could be imposed. Such policies, including, but not limited to, any reciprocal fees or restrictions targeting vessels built in Korea or Japan and/or operators of vessels built in Korea or Japan, including the Company, could materially adversely affect our business, financial condition, results of operations, cash flows and our ability to pay cash dividends and to service or refinance our debt.

More generally, the recent actions by the United States may trigger significant retaliatory actions by other countries, potentially resulting in a prolonged “trade war” that could negatively impact the LNG and LPG shipping markets and the market for exports of containerized goods. Such actions could lead to reduced international trade volumes, shifts in global trading patterns, and economic uncertainty. Specifically, tariffs and related restrictions could increase costs associated with LNG imports and exports, diminish the competitiveness of LNG relative to alternative energy sources, and potentially dampen global economic growth. A resultant global slowdown or recession could negatively impact energy demand, leading to decreased LNG consumption. This reduced demand may, in turn, adversely affect the volumes of LNG traded internationally, potentially leading to lower utilization rates of LNG/C vessels and exerting downward pressure on charter rates and asset values. Furthermore, such trade uncertainties or economic downturns may delay or disrupt final investment decisions (“FIDs”) for new liquefaction projects, as well as impact the completion and operation of projects that have recently taken FID or are currently under construction. For existing projects, it could lead to customers deciding not to move cargo and result in cargo shut-in. Any delays, cancellations, or reductions in planned liquefaction capacity which could have a material adverse effect on our business, financial condition, results of operations, cash flows and our ability to pay cash dividends and service or refinance our debt.

15	Table of Contents

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

Our business could be harmed by trade tariffs, as well as any trade embargoes or other economic sanctions by the United States or other countries against Russia, Iran and other countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with thosecountries. In particular, the ongoing conflict between Russia and Ukraine, and attendant sanctions imposed by the United States, the EU and other countries may also adversely impact our business, especially given Russia’s role as a major global exporter of crude oil and natural gas and the imposition of a price cap on Russian-origin oil announced by the U.S., EU and several other countries in December 2022. While reduced flow of Russian natural gas into Europe and the associated trade distortions have increased demand for LNG, the narrowing of the spread between European and Asian LNG prices could potentially continue to adversely affect the demand for LNG shipping and as a consequence could impair our ability to re-charter our LNG/C vessels after the expiration of their current charters. In addition, long term changes in trade patterns of LNG resulting from the conflict between Russia and Ukraine could adversely affect the demand for LNG shipping and impair our ability to re-charter our LNG/C vessels after the expiration of their current charters.

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

Recently, worldwide economies have experienced persistent inflationary pressures, with price increases seen across many sectors globally, although inflationary pressures began to decrease modestly since 2023. For example, the U.S. consumer price index, an inflation gauge that measures costs across dozens of items, rose 2.7%, 2.9% and 3.4% in December 2025, December 2024 and December 2023, respectively, compared to the prior year. It remains to be seen whether inflationary pressures will continue, and to what degree, as central banks respond to slowing levels of inflation. If inflationary pressures persist, we may experience increases in our voyage, administrative and operating expenses, which we may not be able to pass on to our charterers. Furthermore, the effects of inflation on the supply and demand of the products we transport could alter demand for our services. Interventions in the economy by central banks in response to inflationary pressures may slow down economic activity, including by altering consumer purchasing habits and reducing demand for the commodities and products we carry, and cause a reduction in trade. As a result, the volumes of LNG, LPG and/or goods we deliver and/or charter rates for our vessels may be affected. Any of these factors could adversely affect our business, financial condition, results of operations, liquidity, cash flows and ability to pay cash dividends and service or refinance our debt.

16	Table of Contents

LNG/C vessel, LPG carrier and container vessel values have historically been volatile. Vessel values may decrease and over time may fluctuate substantially, which may cause us to recognize losses if we sell our vessels, or record impairments and affect our ability to comply with our loan covenants or refinance our debt.

The market values of LNG/C, LPG carriers and container vessels have generally experienced high volatility. LNG/C, LPG carrier and container vessel values can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic and market conditions affecting the shipping industry (including the level of worldwide LNG and other gas, including LPG, ammonia and other petrochemicals production and exports);

•	reduced demand for vessels, including as a result of a substantial or extended decline in world trade;

•	supply of vessels and capacity;

•	types, sizes and ages of vessels;

•	prevailing charter rates, the need to upgrade vessels as a result of charterer requirements and the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment;

•	changes in applicable environmental or other regulations or standards, including regulations or standards which relate to the reduction of greenhouse emissions;

•	prevailing newbuild prices for similar vessels;

•	prevailing demolition prices for similar vessels;

•	availability of capital for investment in vessels, including ship finance and public equity;

•	supply of vessels in the market for sale, including mass disposals of vessels controlled by financing institutions, “fire sales” of vessels by some of our competitors or other fleet-owners that may be in distress, or commercial banks foreclosing on collateral from time to time;

•	competition from other shipping companies and the availability of other modes of transportation.

If the market values of our vessels deteriorate, we may be required to record an impairment charge in our financial statements. Furthermore, if a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, we may seek to dispose of it. Our inability to dispose of one or more of our vessels at a reasonable price could result in a loss. A decline in the market value of our vessels could also lead to a default under our financing arrangements and limit our ability to service or refinance our debt and to obtain adequate financing to finance the delivery of the nine latest generation LNG/C vessels and nine LPG carriers we have agreed to acquire. If any of these circumstances were to happen, our business, financial condition, results of operations, cash flows and ability to pay dividends may be materially and adversely affected.

17	Table of Contents

Our growth and our ability to charter our vessels depend on, among other things, our ability to expand relationships with existing charterers and develop relationships with new charterers, for which we will face substantial competition.

The process of obtaining new medium to long-term time charters or bareboat charters on our vessels, is highly competitive, generally involves an intensive screening process and competitive bids, and often extends for several months.

Charters for vessels of the type we own are awarded based upon a variety of factors related to the vessel owner, including, among other things:

•	shipping industry relationships and reputation for charterer service and safety;
•	environmental, operational and safety track record;
•	vetting and audit approvals of the ship manager and vessel as part of charterers’ risk assessment processes (See also “—Risks Related to Our Business and Operations—Our vessels’ present and future employment could be adversely affected by an inability to clear charterers’ risk assessment process.”);
•	Applicable experience and quality of vessel operations, including cost effectiveness;
•	quality and experience of seafaring crew;
•	the ability to finance vessels at competitive rates and the vessel owner’s financial stability generally;
•	relationships with shipyards and the ability to get suitable berths;
•	construction management experience, including the ability to obtain on-time delivery of new vessels according to charterers’ specifications;
•	willingness to accept operational risks under the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

Competition for providing vessels for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent vessel owners and indirect competition from state-sponsored and other major entities with their own fleets. Some of our competitors have significantly greater financial resources than we do and can operate larger fleets and may be able to offer better charter rates. Furthermore, these markets are highly fragmented. Due in part to the highly fragmented market, competitors with greater resources could enter the LNG/C shipping, LPG carriage or container shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates than we are able to offer. Although we believe that no single competitor has a dominant position in the markets in which we compete, we are aware that certain competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us. This increased competition in the shipping markets in which we operate may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing charterers or to develop relationships with new charterers on a profitable basis, if at all, which could harm our business, financial condition, results of operations, cash flows and ability to pay cash dividends and to service or refinance our debt.

18	Table of Contents

If a more active short-term or spot market develops, we may have more difficulty entering into medium- to long-term, fixed-rate time charters and our existing charterers may begin to pressure us to reduce our charter rates.

One of our principal strategies is to enter into medium- to long-term, fixed-rate time charters. As of the date of this annual report, our LNG/C vessels currently on-the-water are under medium to long-term time charters expiring at the earliest in 2026 (one carrier), 2028 (one carrier), 2029 (one carrier), 2031 (four carriers), 2032 (two carriers) and 2034 (three carriers). As of the date of this annual report, our container vessel is chartered for more than six years. On redelivery from their present charters, our vessels may operate in the short-term or spot market unless and until we are able to secure new medium- to long-term charters. As more vessels become available for the short-term or spot market, we may have difficulty entering into additional medium- to long-term, fixed-rate time charters for our vessels due to the increased supply of vessels and possibly lower rates in the spot market. See “—Risks Related to Our Industry—An oversupply of vessel capacity may prolong or depress current charter rates and adversely affect our ability to charter our vessels at profitable rates or at all.”

In recent years, global natural gas, LPG and crude oil prices have been volatile. Any decline in oil prices can depress natural gas and LPG prices and lead to a narrowing of the difference in pricing between geographic regions, which can adversely affect the length of voyages in the spot LNG and LPG shipping markets and the spot rates and medium-term charter rates for charters which commence in the near future. In addition, advances in LNG/C and LPG carrier technology may negatively impact our ability to charter our LNG/C vessels at attractive rates and may result in lower levels of utilization.

Operating vessels in the spot market or being unable to re-charter vessels on long-term charters with similar or better rates may mean that our revenues and cash flows from these vessels will decline following the expiration of our current charters. This could have a material adverse effect on our business results or operations, cash flows and our ability to pay cash dividends and service or refinance our debt. In particular, a sustained decline in our charter rates and employment opportunities could adversely affect the market value of our vessels, on which certain ratios and financial covenants with which we are required to comply are based. A significant decline in the market value of our vessels could impact our compliance with covenants in our financing arrangements and, if the values are lower at a time when we are attempting to dispose of vessels, could cause us to incur a loss. See “—LNG/C vessel, LPG carrier and container vessel values have historically been volatile. Vessel values may decrease and over time may fluctuate substantially, which may cause us to recognize losses if we sell our vessels, or record impairments and affect our ability to comply with our loan covenants or refinance our debt.” above and “—Risks Related to Our Business and Operations—We may not realize the benefits anticipated from our change in business focus to concentrate on the LNG/C market, the LPG carriage market and the wider energy transition gas market, which could adversely affect the value of our securities.” below.

19	Table of Contents

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

We may not realize the benefits anticipated from the Newbuild LNG/C Vessels and the Gas Fleet that we have agreed to acquire, which could adversely affect the value of our securities.

The anticipated benefits from the acquisitions of the Under Construction Fleet are based on projections and assumptions about the impact of the additional vessels on our business, which may not materialize as expected or which may prove to be inaccurate. Our ability to achieve the anticipated benefits will depend on our ability to secure long-term charters at acceptable day rates for each vessel in our Under Construction Fleet. We may face challenges securing long-term charters for such vessels, including as a result of macroeconomic factors and changes to the global charter market (including the progress of development of large-scale markets for the carriage of low carbon ammonia and LCO2) and the relationships and reputations of our Managers in the shipping industry. If we are unable to secure long-term charters for such vessels, we may be unable to make required principal and interest payments on our financing arrangements. If we do not achieve the anticipated benefits from the acquisitions of the vessels in our Under Construction Fleet and our operating results and the value of our securities could be materially and adversely affected.

We may not realize the benefits anticipated from our change in business focus to concentrate on the LNG/C market, the LPG carriage market and the wider energy transition gas market, which could adversely affect the value of our securities.

Pursuant to the Umbrella Agreement, we have agreed with Capital Maritime and CGP LLC to change our business focus to concentrate on the LNG/C market. We also expect to focus on the LPG carriage market and the wider energy transition gas market, such as the carriage of low carbon ammonia and LCO2. Pursuant to the Umbrella Agreement, we also committed to explore the disposition of our container vessels and to abstain from acquiring additional container vessels. In connection with our intention to gradually divest from our container vessels, which we announced on November 13, 2023, we have sold or agreed to sell to unaffiliated third parties all of our legacy container carrier vessels, except for the M/V Itajai Express. While we have taken significant steps to change our business focus to concentrate on the LNG/C market, the LPG carriage market and the wider energy transition gas market, we can provide no assurances that we will not return to the container market or the dry bulk market, or that we will not explore additional shipping markets. We can also provide no assurances as to whether or when we will complete the disposition of our legacy container vessel. If we do not complete the disposition of the M/V Itajai Express, or if we otherwise do not concentrate our business focus on the LNG/C market, the LPG carriage market and the wider energy transition gas market, then we may not realize the benefits anticipated from the transactions contemplated by the Umbrella Agreement and the acquisition of vessels in our Under Construction Fleet and our operating results and the value of our common shares could be materially and adversely affected.

The anticipated benefits from our change in business focus are, necessarily, based on projections and assumptions about the growth of the LNG/C and LPG carriage markets and our ability to capitalize on LNG/C and LPG carriage market opportunities, as well as the development of large-scale markets for the carriage of low carbon ammonia and LCO2 and our ability to capitalize on opportunities in those markets, which may not materialize as expected or which may prove to be inaccurate. While we expect that both natural gas and LNG will play a key role in the energy transition, it is possible that the public perception of the environmental impact of LNG may change. In addition, while we expect that large-scale markets for the carriage of low carbon ammonia and LCO2 will develop, attitudes and trends with respect to environmental matters and the energy transition continue to evolve and we cannot forecast when such markets will develop or guarantee that such markets will develop. If our expectations about the growth of the LNG/C and LPG carriage markets, the role of LNG in the energy transition and the development of large-scale markets for the carriage of low carbon ammonia and LCO2 do not materialize or prove to be inaccurate, we may not realize the benefits anticipated from our change in business focus and our operating results and the value of our securities could be materially and adversely affected.

20	Table of Contents

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

21	Table of Contents

Political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vesselstrading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Recently, militia attacks on commercial vessels in the Red Sea have occurred in connection with the conflict in the Middle East. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage and increased vessel operational costs, including insurance costs.

Furthermore, our operations may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of, or limit to trading activities, or other adverse events or circumstances in or affecting the countries and regions where we operate. Recent actions by the United States have created new restrictions on trade and increased the likelihood of changes to the relationship between the United States and other exporting countries and any further increase in trade barriers or restrictions on trade in the United States could adversely affect our operations.

The ongoing conflicts in the Middle East and between Russia and Ukraine may lead to further regional and international conflicts or armed action. In addition to the attacks in the Red Sea, the invasion of Ukraine has disrupted supply chains, caused instability in the global economy and added pressure to already rising inflation; these effects are likely to continue and possibly compound as the conflict remains ongoing. Economic sanctions levied on Russia, its leaders and on Russian oil and oil products may cause further global economic downturns, including additional increases in bunker costs, and the ongoing conflict could result in the imposition of further economic sanctions by the United States and the EU against Russia. While much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. In 2025, Russian LNG exports accounted for approximately 7% of the global trade. Russian gas accounted for less than 13% of all natural gas consumed in Europe during 2025. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia, Ukraine, and the Middle East, which could adversely affect our operations.

Acts of piracy or other attacks by paramilitary groups and/or militias on ocean-going vessels have continued and could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia and the Red Sea. Although the frequency of sea piracy worldwide has decreased in recent years, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and in the Gulf of Guinea. In addition, at the end of 2023 and throughout 2025, militia attacks on commercial vessels in the Red Sea occurred in connection with the conflict in the Middle East.

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

22	Table of Contents

We may not be able to grow our business, or to effectively manage our growth, which could negatively affect our competitiveness and financial condition.

Our success depends on our ability to grow our business. The growth of our business depends upon a variety of factors, some of which we cannot control. These factors include, among other things:

•	our ability to:
•	capitalize on opportunities in the markets in which we operate by fixing time or bareboat charters for our vessels at attractive rates;
•	obtain required financing and access to capital markets for new and existing operations;
•	identify additional new markets;
•	identify vessels and/or shipping companies for acquisitions;
•	complete accretive transactions;
•	integrate any acquired businesses or vessels successfully with existing operations;

•	comply with existing and new regulations, such as those imposed by the IMO and other national and supra national organizations; and
•	maintain our commercial and technical management agreements with our Managers or other competent managers; and
•	the ability of our Managers to hire, train and retain qualified personnel to manage, maintain and operate our business and fleet.

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

23	Table of Contents

Certain of our vessels may be under time charters at rates that are at a substantial premium to the spot and period markets, and our charterers’ failure to perform under these time charters could result in a significant loss of expected future revenues and cash flows.

Our LNG/Cs and container vessel are each currently employed under medium-to-long-term time charters. Our LCO2 – HMG/C vessel is currently employed on a six month time charter with an option to extend by a further six months.

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

In the event we lose the benefit of the charters prior to their respective expiration date, we would have to re-charter the vessels at the then prevailing charter rates. If the charter market is depressed at such time, or when time charters for our vessels otherwise expire, we may be forced to re-charter our vessels at reduced or even unprofitable rates, or we may not be able to re-charter them at all, and our business, financial condition, results of operation, cash flows and ability to pay cash dividends and service or refinance our debt may be materially and adversely affected.

24	Table of Contents

We currently derive all of our revenues from a limited number of charterers and the loss of any charterer or charter could result in a significant loss of revenues and cash flows.

We have derived, and expect that we will continue to derive, all of our revenues and cash flows from a limited number of charterers. For the year ended December 31, 2025, our charterers who individually accounted for more than 10% of total revenues were BP Gas Marketing Limited (“BP”), Bonny Gas Transport Limited (“BGT”), Cheniere Marketing International LLP (“Cheniere”), Hartree Partners Power & Gas Company (UK) Limited (“Hartree”), and Qatar Energy Trading LLC (“Qatar Energy Trading”), who accounted for 18%, 16%, 14%, 10% and 10% of our revenues, respectively. We could lose a charterer, including charterers who individually account for more than 10% of our total revenues or the benefits of some or all of our charters, including in circumstances described above in “—Certain of our vessels may be under time charters at rates that are at a substantial premium to the spot and period markets, and our charterers’ failure to perform under these time charters could result in a significant loss of expected future revenues and cash flows.” A loss of any of our charterers could have a material adverse effect on our business, financial condition, results of operations, cash flows and our ability to pay cash dividends and service or refinance our debt.

If our charterers do not fulfill their obligations to us, or if they are unable to honor their obligations, our business, financial condition, results of operations, cash flows and ability to pay cash dividends and service or refinance our debt may be adversely affected.

Many charterers are highly leveraged. A combination of factors, including, among other things, unavailability of credit, volatility in financial markets, overcapacity, competitive pressure, declines in world trade and depressed freight rates, have severely affected the financial condition of charterers in the past, and their ability to make charter payments, which resulted in a material increase in the credit and counterparty risks to which we were exposed and affected our ability to re-charter our vessels at competitive rates.

If one of our charterers defaults on its time charter with us for any reason, we may be unable to redeploy the vessel previously employed by such charterer on similarly favorable or competitive terms or at all. Also, we will incur expenses to maintain and insure the vessel, but will not receive any revenue if a vessel remains idle before being re-chartered.

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

25	Table of Contents

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

Our Managers are privately held companies and Capital-Containers and Capital-Gas Management are not part of the group of companies controlled by Capital Maritime. Under the arrangements we have with our Managers, they provide us with significant commercial and technical management services, including the commercial and technical management for all our vessels, class certifications, vessel maintenance, crewing, procurement, insurance and shipyard supervision, as well as administrative, financial and other support services. Please read “Item 4. Information on the Company—B. Business Overview—Our Management Agreements.” Accordingly, our operational success and ability to execute our growth strategy depend significantly upon our Managers’ satisfactory performance of these services. Furthermore, our success in securing new charters and expanding our relationships with charterers depends largely on our Managers’ reputation, relationships in the shipping industry and ability to qualify for long-term business with major charterers.

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

If any of the above risks materializes, our business, financial condition, results of operations, cash flows and our ability to pay cash dividends and service or refinance our debt may be materially affected.

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

In light of the floating fee structure of our management agreements, any increase in the costs and expenses associated with the provision of our Managers’ services, by reason, for example, of the condition and age of our vessels, costs of crews for our time chartered vessels and insurance, will be borne by us. Expenses incurred to manage our fleet depend upon a variety of factors, many of which are beyond our or our Managers’ control. Some of these costs, primarily relating to crewing, insurance and enhanced security measures, have increased in the past and may continue to increase. Rises in any of these costs, to the extent charged to us, will reduce our earnings, cash flows and the amount of cash available to pay dividends on our common shares.

26	Table of Contents

Our vessels’ present and future employment could be adversely affected by an inability to clear charterers’ risk assessment process.

Shipping has been, and will remain, heavily regulated. Concerns for the environment have led charterers to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, in addition to factors discussed under “—Our growth and our ability to charter our vessels depend on, among other things, our ability to expand relationships with existing charterers and develop relationships with new charterers, for which we will face substantial competition” the following factors may be considered when awarding such contracts, including:

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

Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather (including severe weather events resulting from climate change), business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. LNG/C vessels and the Gas Fleet are inherently sophisticated vessels with complex equipment including dual fuel engines and generators, specialized tanks for maintaining the desired cargo temperature, reliquefication plants and other systems, which might need extensive repairs if they are damaged, underperform or fail. This may result in increased expenditures, off hire days and may affect our ability to perform under the conditions of our charter parties, which may in turn entitle our charterers to seek damages from us.

27	Table of Contents

If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to such vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant dry-docking facilities may adversely affect our business and financial condition. Where the unexpected off-hire period exceeds the maximum allowed under the respective charter party, the charterer may elect to terminate the charter party. Furthermore, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss, which could negatively impact our business, financial condition, results of operations, cash flows and ability to pay cash dividends and service or refinance our debt.

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

A catastrophic marine disaster could exceed our insurance coverage. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations.

We may be unable to procure adequate insurance coverage at commercially reasonable rates or the insurance that may be available to us may be significantly more expensive than our existing coverage. For example, more stringent environmental regulations have led in the past to increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution. Changes in the insurance markets attributable to terrorist attacks or a high-profile marine casualty may also make certain types of insurance more difficult for us to obtain. See “—Acts of piracy or other attacks by paramilitary groups and/or militias on ocean-going vessels have continued and could adversely affect our business.” Any uninsured or underinsured loss could harm our business, financial condition, results of operations, cash flows, and ability to pay cash dividends and service or refinance our debt.

We may be subject to funding calls by our protection and indemnity associations, and our associations may not have enough resources to cover claims made against them, resulting in potential unbudgeted supplementary liability to fund claims made upon them and unbudgeted cash-calls made upon us by the associations.

Cover for third-party liability incurred as a consequence of commercial operations is provided through membership in Protection & Indemnity (“P&I”) Associations. P&I Associations are mutual insurance associations members of which must contribute proportionately to cover losses sustained by all the association’s members who remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the association. Claims submitted to the associations include those incurred by its members but also claims submitted by other P&I Associations under claims pooling agreements. The P&I Associations to which we belong may not remain viable, and we may become subject to additional funding calls which could adversely affect us.

28	Table of Contents

The crew employment agreements that manning agents enter into on behalf of our Managers may not prevent labor interruptions, and the failure to renegotiate these agreements or to successfully attract and retain qualified personnel may disrupt our operations and adversely affect our cash flows.

Our success depends in part on our ability to attract and retain qualified personnel. The collective bargaining agreement between certain of our Managers and the Pan-Hellenic Seamen’s Federation, effective August 1, 2025, expires on July 31, 2026. This collective bargaining agreement may not prevent labor interruptions and is subject to renegotiation in the future. Although we believe that our relations with our employees are satisfactory, no assurance can be given that we will be able to successfully extend or renegotiate our collective bargaining agreement when it expires. If we fail to extend or renegotiate our collective bargaining agreement, if disputes with our union arise, or if our unionized workers engage in a strike or other work stoppage or interruption, we could experience a significant disruption of our operations, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay cash dividends and service or refinance our debt.

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

As our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters, comply with debt covenants or raise financing. In addition, if we purchase and operate secondhandvessels, we may be exposed to increased operating costs and capital expenditure associated with new regulations, which could adversely affect our results of operations.

Our fleet of 13 on-the-water vessels (excluding the M/V Buenaventura Express sold in January 2026) had a DWT weighted average age of approximately 3.2 years as of December 31, 2025. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”. In general, the costs of maintaining a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. In addition, cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Older vessels might also require higher capital expenditure to comply with regulations that came into force after their construction and their values might depreciate faster than more modern vessels. As a result, an aging fleet might affect our ability to remain in compliance with debt covenants and/or raise financing.

If we purchase secondhand vessels, we will not have the same knowledge about their condition as the knowledge we have about the condition of the vessels that were built for and operated solely by us. Generally, we will not receive the benefit of warranties from the builder for any secondhand vessel that we may acquire.

29	Table of Contents

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

30	Table of Contents

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Determining a vessel’s efficiency includes considering its speed and fuel economy, while flexibility considerations include the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Specifically for LNG/C vessels, technological developments in containment systems and reliquefaction technology could affect the value of the vessels as well as their commercial life, as is now demonstrated in the market with older generation vessels trading at a significant discount as compared to modern vessels. A vessel’s physical life is related to the original design and construction, maintenance and the impact of the stress of its operations. If new ship designs currently promoted by shipyards as being more fuel efficient perform as promoted, or if new vessels are built that are more efficient, or flexible, have increased capacity, or have longer physical lives than our current vessels, competition from these more technologically advanced vessels could adversely affect our ability to charter our vessels, the amount of charter-hire payments that we receive for our vessels once their current charters expire and the resale value of our vessels. This could adversely affect our ability to service our debt or pay cash dividends.

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

Replacement capital expenditures are made in order to maintain our asset base and the income generating capacity of our fleet. We have in the past incurred substantial replacement capital expenditures. Replacement capital expenditures may vary over time as a result of a range of factors, including changes in:

•	the value of the vessels in our fleet;
•	the cost of our labor and materials;
•	the cost and replacement life of suitable replacement vessels;
•	customer/market requirements;
•	the age of the vessels in our fleet;
•	charter rates in the market; and
•	governmental regulations, industry and maritime self-regulatory organization standards relating to safety, security or the environment.

31	Table of Contents

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

If we finance the purchase of any additional vessels or businesses we acquire through cash from operations, by increasing our indebtedness or by issuing debt or equity securities, our ability to make or increase our cash dividends may be diminished, our financial leverage could increase or our shareholders could be diluted. In addition, in connection with our Under Construction Fleet, we will be required to make significant installment payments to the shipyards for such vessels prior to their delivery and generation of any revenue.

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

If we enter into contracts for newbuilds directly with shipyards, we generally will be required to make installment payments prior to their delivery. We typically must pay between 5% and 10% of the purchase price of a vessel upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately 18-36 months later for current orders), which could reduce cash available for dividends to shareholders. In connection with our Under Construction Fleet, as of the date of this Annual Report we expect to be required to pay an additional amount of $2,301.2 million to shipyards in pre-delivery and delivery installments.

To fund the acquisition of a vessel or a business or other related capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. For example, we issued 35,087,719 common units to finance a portion of the purchase price for the Umbrella Agreement Vessels. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash dividends to shareholders. Incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant dilution to shareholders and would increase the aggregate amount of cash required to fund our quarterly dividends to shareholders, which could have a material adverse effect on our ability to increase or pay cash dividends. See also “—Risks Related to Financing Activities.”

Failure of the scrubber, ballast water treatment equipment or other newly installed equipment and novel technologies to operate effectively could have a material adverse impact on our business, financial condition, results of operations, cash flows and ability to pay cash dividends and service or refinance our debt.

As of the date of this Annual Report, our container vessel is equipped with scrubbers and all of our vessels are equipped with ballast water treatment system (“BWTS”). Failure of the scrubber, BWTS equipment or other newly installed equipment and novel technologies to operate effectively after installation might affect our ability to comply with regulatory requirements and/or our charter party agreements, which could have a material adverse impact on our business, financial condition, results of operations, cash flows and ability to pay cash dividends and service or refinance our debt.

32	Table of Contents

RISKS RELATED TO FINANCING ACTIVITIES

We may be harmed by any limitation in the availability of external funding. If we are unable to obtain required financing or access the capital markets, or our interest costs rise, we may be unable to grow or maintain our asset base, pursue other potential growth opportunities, pay cash dividends or service or refinance our debt.

We are reliant on our ability to obtain required financing and access the financial markets to operate and grow our business. Our ability to obtain financing or access capital markets to issue debt or equity securities may be limited by (i) our financial condition at the time of any such financing or issuance, (ii) adverse market conditions affecting the shipping industry, including weaker demand for, or increased supply of, LNG/C, LPG carrier and container vessels, whether as a result of general economic conditions or the financial condition of charterers and operators of vessels, (iii) weaknesses in the financial markets, (iv) restrictions imposed by our credit facilities, such as collateral maintenance requirements, which could limit our ability to incur additional secured financing and (v) other contingencies and uncertainties, which may be beyond our control. If we are unable to obtain additional financing or issue further equity or debt securities, our ability to fund current and future obligations may be impaired.

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

In 2019, a number of leading lenders to the shipping industry and other industry participants announced a global framework, referred to as the “Poseidon Principles”, by which financial institutions can assess the climate alignment of their ship finance portfolios, and additional lenders have subsequently announced their intention to adhere to such principles. In addition, the EU has introduced a set of criteria for economic activities which should be framed as “green”, called the EU Taxonomy. Based on the current version of the EU Taxonomy, companies that own assets shipping fossil fuels, including LNG/C vessels, are considered as not aligned with the EU Taxonomy. If our operations are considered as not aligned with the EU Taxonomy, it could result in an increase in the cost of capital and/or gradually reduced access to financing as a result of financial institutions’ compliance with EU Taxonomy. Accordingly, if the vessels in our fleet are deemed not to satisfy the emissions and other sustainability standards contemplated by the Poseidon Principles, the EU Taxonomy or other environmental, social and governance (ESG) standards required by lenders or investors, the availability and cost of bank or other financing for such vessels, or our business as a whole, may be adversely affected and as a result, our ability to obtain financing to fund capital expenditures, acquire new vessels or refinance our existing indebtedness might be limited.

We have incurred significant indebtedness, which could adversely affect our ability to finance our operations, refinance our existing indebtedness, pursue desirable business opportunities, successfully run our business or pay cash dividends.

As of December 31, 2025, our total debt from continuous operations was $2,369.9 million. Please also refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings (Financing Arrangements).”

33	Table of Contents

Our leverage and amounts required to service our debt and leasing obligations could have a significant impact on our operations, including the following:

•	principal amortization under our financing arrangements may restrict our ability to pay cash dividends to our shareholders, to manage ongoing business activities and to pursue new acquisitions, investments or capital expenditures;
•	our indebtedness will have the general effect of reducing our flexibility to react to changing business and economic conditions and, therefore, may pose substantial risks to our business and our shareholders;
•	in the event that we are liquidated, our creditors and creditors of our subsidiaries will be entitled to payment in full prior to any dividends to our shareholders; and
•	our ability to secure additional financing, or to refinance our existing financing arrangements, may be substantially restricted by the existing level of our indebtedness and the restrictions contained in them.

While our leverage is significant, if future cash flows are insufficient to fund capital expenditures and other expenses or investments, we may need to incur further indebtedness. See “— Risks Related to Our Business and Operations—We rely on our ability to obtain required financing and access the financial markets to fund our replacement capital expenditures.”

Our financing arrangements contain, and we expect that any new or amended credit facilities or other financing arrangements we may enter into will contain, restrictive covenants, which may limit our business and financing activities, including our ability to pay cash dividends.

Operating and financial restrictions and covenants under our existing financing arrangements and any new financing arrangements we may enter into could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, our current financing arrangements require the consent of our lenders to, or limit our ability to, among other things:

•	incur or guarantee indebtedness;
•	mortgage, charge, pledge or allow our vessels to be encumbered by any maritime or other lien or any other security interest of any kind except in the ordinary course of business;
•	change the flag, class or ownership of our vessels;
•	change the commercial and technical management of our vessels;
•	sell or change the beneficial ownership or control of our vessels; and
•	subordinate our obligations thereunder to any general and administrative costs relating to our vessels, including fees payable under our management agreement.

Our existing financing arrangements also require us to comply with the International Safety Management Code and to maintain valid safety management certificates and documents of compliance at all times.

34	Table of Contents

Our financing arrangements require us to comply with certain financial covenants:

•	to maintain minimum free consolidated liquidity of at least $0.5 million per collateralized vessel;
•	to maintain a ratio of EBITDA (as defined in each credit facility) to net interest expense of at least 2.00 to 1.00 on a trailing four quarter basis;
•	not to exceed a specified maximum leverage ratio in the form of a ratio of total net indebtedness to (fair value adjusted) total assets of 0.75; and
•	to maintain a minimum security coverage ratio, usually defined as the ratio of the market value of the collateralized vessels or vessel and net realizable value of additional acceptable security to the respective outstanding amount under the applicable financing arrangement between 110% and 120%.

Our financing arrangements prohibit the payment of dividends that are not in compliance with certain of these financial covenants or security coverage ratios or upon the occurrence of any other event of default.

Furthermore, the Bonds we issued in July 2022 and October 2021 require us to (a) maintain a pledged Debt Service Reserve Account (the “DSRA”) with a minimum balance €100,000, (b) deposit to the DSRA an amount equal to 50% of any cash disbursements to our shareholders (e.g., dividends) exceeding $20.0 million per annum, capped at 1/3 of the par value of the Bonds outstanding at the time and (c) if our market value adjusted net worth (“MVAN”) falls below $300.0 million, to deposit to the DSRA the difference between the MVAN and $300.0 million (capped at 1/3 of the par value of the Bonds outstanding). The Bonds we issued in February 2026, require us to (a) maintain a separate pledged DSRA with a minimum balance €150,000, and (b) if our MVAN falls below $450.0 million, to deposit to the DSRA the difference between the MVAN and $450.0 million (capped at 1/3 of the par value of such Bonds).

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

Events of default under our financing arrangements include:

•	failure to pay principal or interest when due;
•	breach of certain undertakings, negative covenants and financial covenants contained in the financing arrangements, any related security document or guarantee, including failure to maintain unencumbered title to any of the vessel-owning subsidiaries and failure to maintain proper insurance;

•	any breach of the financing arrangements, any related security document or guarantee (other than breaches described in the preceding two bullet points) if, in the opinion of the lenders, such default is capable of remedy and continues unremedied following prior written notice of the lenders for a specified period;

•	any breach of representation, warranty or statement made by us in our financing arrangements or related security document or guarantee or the interest rate swap agreements (if any);
•	a cross-default of our other indebtedness of $30.0 million or greater;

•	our inability, in the reasonable opinion of the lenders, to pay our debts when due;

•	any form of execution, attachment, arrest, sequestration or distress which has or is reasonably likely to have a “material adverse effect” (as such term is defined under our financing arrangements);

•	an event of insolvency or bankruptcy;

36	Table of Contents

•	cessation or suspension of our business or of a material part thereof;

•	unlawfulness, non-effectiveness or repudiation of any material provision of our financing arrangements, of any of the related finance and guarantee documents;

•	failure of effectiveness of security documents or guarantee;

•	delisting of our common shares from the Nasdaq Global Select Market or on any other recognized securities exchange;

•	invalidity of a security document in any material respect or if any security document ceases to provide a perfected first priority security interest;

•	failure by key charter parties to comply with the terms of their charters to the extent that we are unable to replace the charter in a manner that meets our obligations under the financing arrangements;

•	any other event that occurs or circumstance that arises in light of which our finance providers under our financing arrangements reasonably consider that there is a significant risk that we will be unable to discharge our liabilities under our financing arrangements and related security or guarantee documents.

In addition, certain dealings in connection with sanctioned countries could trigger a mandatory prepayment event. See “—Regulatory Risks—Our vessels may be chartered or sub-chartered to parties, or call on ports, located in countries that are subject to restrictions and sanctions imposed by the United States, the EU and other jurisdictions.”

Any future financing arrangement could have similar or more onerous restrictions. Please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings (Financing Arrangements)” for further information on our existing facilities.

A rise in interest rates would result in increased interest expense, which would materially and adversely affect our financial condition and ability to pay cash dividends.

We are reliant on our ability to obtain required financing to operate and grow our business, including debt financing. As of December 31, 2025, $1,843.7 million out of our total debt from continuous operations of $2,369.9 million is floating rate debt, which means we pay interest on such debt at a margin on top of an agreed benchmark rate. Worldwide economies have experienced inflationary pressures in recent years, with an inflationary spike in 2022 and 2023. In response to inflationary pressures, central banks raised interest rates, which translated into elevated base interest rates that resulted in an increase to our interest expense on our existing floating rate debt. Although various central banks have reduced interest rates in response to reduced inflation throughout 2024 and 2025, inflation and interest rates remain at elevated levels compared to the period prior to 2022 and 2023. If central banks decide to increase interest rates, stop lowering interest rates, or interest rates otherwise increase significantly or remain at elevated levels, the increase in base rates and the resulting increase in our existing floating rate interest expense, as well as increases to the interest rates available to us on new financing arrangements we may pursue, could materially and adversely affect our financial condition and ability to pay cash dividends. See “—We have incurred significant indebtedness, which could adversely affect our ability to finance our operations, refinance our existing indebtedness, pursue desirable business opportunities, successfully run our business or pay cash dividends.” and “—Risks Inherent in an Investment in Us—We cannot assure you that we will pay any dividends on our common shares.”

37	Table of Contents

REGULATORY RISKS

Our vessels may be chartered or sub-chartered to parties, or call on ports, located in countries that are subject to restrictions and sanctions imposed by the United States, the EU and other jurisdictions.

Certain countries, entities and persons are targeted by economic sanctions and embargoes imposed by the United States, the EU and other jurisdictions, and a number of those countries have been identified as state sponsors of terrorism by the U.S. Department of State. Such economic sanctions and embargo laws and regulations vary in their application with regard to countries, entities or persons and the scope of activities they subject to sanctions. These sanctions and embargo laws and regulations may be strengthened, relaxed or otherwise modified over time. In particular, sanctions imposed in relation to the Russian invasion of Ukraine have created significant disruptions in the global economy and in the shipping industry. While it is difficult to estimate the impact of the conflict and current or future sanctions on our business and financial position, these events and related sanctions could adversely impact our operations. In recent years, economic sanctions were imposed by the United States, the EU, the United Kingdom and a number of other countries on Russian financial institutions, businesses and individuals, as well as certain regions within the Donbas region of Ukraine. Certain of these sanctions have targeted Russia’s usage of and participation in maritime shipping. For example, the United Kingdom and the EU have introduced export restrictions, which capture the provision of maritime vessels and supplies to or for use in Russia. They have also imposed restrictions on providing financing, financial assistance, technical assistance and brokering or other services that would further the provision of vessels to or for use in Russia, including the provision of maritime navigation goods. Import bans of Russian energy products, such as coal, crude oil and refined petroleum products, and commodities, such as coal, iron, steel, plastics, cement and agricultural products including potash and fertilizer, have also been introduced by a number of jurisdictions. In addition, certain jurisdictions, such as Greece and the United States, have temporarily detained vessels suspected of violating sanctions. Countries, such as Canada, the United Kingdom and the EU member states, have also broadly prohibited Russian-affiliated vessels from entering their waters and/or ports. In light of the current regulatory and economic environment in the region, certain vessel operators have temporarily suspended shipping routes to and from Russia or have declined to engage in business with Russian-affiliated entities.

These bans and related trade sanctions have started to change trade patterns across the shipping industry and existing or future restrictions may affect our current or future charters. In the near term, we have seen, and expect to continue to see, increased volatility in the region due to these geopolitical events. In addition, the volatility of market prices for fuel and energy products have increased as a result of related supply disruptions from the war in Ukraine. While uncertainty remains with respect to the ultimate impact of the conflict, we have seen, and anticipate continuing to see, significant changes in trade flows. A reduction or stoppage of grain out of the Black Sea or cargoes from Russia has, and will continue to, negatively impact the markets in those areas. In addition, increased volatility in the price of fuel or energy commodities may increase or decrease the price of fuel used by our vessels and/or demand for LNG, LPG, ammonia or other goods we transport or expect to transport, each of which could affect our operations and liquidity. Due to their effect on the global market for LNG, LPG, ammonia or other goods we transport or expect to transport, current or additional sanctions could have a material adverse impact on our cash flows, financial condition and ability to pay cash dividends.

38	Table of Contents

We are mindful of the restrictions contained in the various economic sanctions programs and embargo laws administered by the United States, the EU and other jurisdictions that limit the ability of companies and persons from doing business or trading with targeted countries and persons and entities and our charter agreements include provisions that restrict trades of our vessels to countries or to sub-charterers targeted by economic sanctions unless such trades involving sanctioned countries or persons are permitted under applicable economic sanctions and embargo regimes. However, it is possible that the charterers of our vessels may violate applicable sanctions, laws and regulations, using our vessels or otherwise, and the applicable authorities may seek to review our activities as the vessel owner. Any violation of sanctions or embargoes could result in the Company incurring monetary fines, penalties or other sanctions. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contacts with countries or entities or persons within these countries that are identified by the U.S. government as state sponsors of terrorism. We are required to comply with such policies in order to maintain access to charterers and capital. Although we have various policies and controls designed to help ensure our compliance with these economic sanctions and embargo laws, it is nevertheless possible that third-party charterers of our vessels, or their sub-charterers, may arrange for vessels in our fleet to call on ports located in one or more sanctioned countries without our consent and in violation of their charter agreements.

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

39	Table of Contents

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

In addition, Regulation (EU) 2023/1805 on the use of renewable and low-carbon fuels in maritime transport (“FuelEU Maritime”), which forms part of the European Union’s “Fit for 55” package, introduces requirements to progressively reduce the greenhouse gas intensity of energy used on board vessels trading in the European Economic Area. The regulation imposes annual compliance obligations at vessel level, including potential penalties for non-compliance, as well as mechanisms such as banking, borrowing, and pooling of compliance balances. As with the EU ETS, the entity responsible for compliance is the shipping company, which may not always align with the party bearing the commercial cost of fuel consumption. Compliance with FuelEU Maritime is expected to increase operational complexity and may result in additional costs related to fuel selection, compliance management, verification, and potential penalties. While contractual mechanisms are being developed to allocate such costs to charterers, there can be no assurance that all such costs will be fully recoverable, which may adversely affect our financial condition and results of operations.

The IMO’s 2023 GHG Reduction Strategy and proposed Net-Zero Framework (“NZF”) set targets for the decarbonization of international shipping, including achieving net-zero greenhouse gas (“GHG”) emissions by around 2050 on a “well-to-wake” basis. The framework contemplates short-, medium-, and long-term measures to reduce emissions. The NZF is being developed as a proposed amendment to Annex VI of the MARPOL Convention, introducing a global fuel-intensity standard aimed at reducing GHG emissions per unit of transport work. It is expected to apply to vessels above 5,000 gross tonnage, which account for the majority of international shipping emissions, and is intended to promote lower-carbon fuels and technologies. At its 83rd session in April 2025, the IMO’s Marine Environment Protection Committee (“MEPC”) approved the NZF in principle. However, at an extraordinary session in October 2025, formal adoption was deferred following a vote to adjourn for 12 months. Discussions are expected to continue in 2026, alongside the development of implementation guidelines. If adopted, the NZF may impose obligations and result in additional costs for vessel owners and operators, including fuel-intensity requirements (potentially requiring technical upgrades, the use of alternative fuels, and/or operational changes) and compliance mechanisms such as the purchase compliance units or payment a carbon fee, which could increase operating costs. Vessels exceeding targets may receive tradable credits, subject to the final design of the system.

40	Table of Contents

Regulatory requirements applicable to our operations can affect the resale value or useful lives of our vessels, increase operational costs, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, decrease profitability, lead to decreased availability of insurance coverage for environmental risks or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Significant expenditures for the installation of additional equipment or new systems on board our vessels may be required in order to comply with existing or future environmental regulations. In addition, we may incur significant additional costs in meeting new maintenance, training and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter and require us to incur significant capital expenditure on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Among other things, any climate control legislation, or other regulatory initiatives that aim to reduce greenhouse gases emissions, may include increases in the pricing of greenhouse gas emissions, new reporting regulations, changes in legislation impacting existing products and services, costs of transitioning to lower-emission fuels and technologies, potential substitution or replacement of existing products and services, and stakeholder concerns and/or shifts in customer preferences which may have financial implications for our business and could lead us to retire existing vessels prior to the end of the their currently-anticipated useful lives.

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

41	Table of Contents

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

42	Table of Contents

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

The United States has recently taken steps to temporarily pause enforcement of the FCPA for a period of 180 days and to assess and then adopt revised guidelines or policies governing investigations and enforcement actions under the FCPA. The Department of Justice subsequently issued the Criminal Division’s updated Guidelines for Investigations and Enforcement for the Foreign Corrupt Practices Act (FCPA) (“FCPA Enforcement Guidelines”) on June 9, 2025, thus announcing an early end to the enforcement pause. The FCPA Enforcement Guidelines emphasize that enforcement will align with U.S. economic interests and national security.

43	Table of Contents

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

44	Table of Contents

RISKS INHERENT IN AN INVESTMENT IN US

A significant number of our common shares are held by the Marinakis family, including Mr. Evangelos M. Marinakis and Mr. Miltiadis E. Marinakis. The Marinakis family, and any other affiliates of Capital Maritime & Trading Corp., may favor their own interests in any vote by our shareholders.

As of the date of this Annual Report, the Marinakis family, including Mr. Evangelos M. Marinakis and Mr. Miltiadis E. Marinakis, may be deemed to beneficially own, in aggregate, 58.6% of the outstanding common shares of the Company (based on 60,113,445 common shares outstanding and excluding 871,061 common shares held in treasury), through Mr. Evangelos M. Marinakis’ beneficial ownership of Capital Maritime and Mr. Miltiadis E. Marinakis’ beneficial ownership of CGP LLC and Capital Gas.

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

45	Table of Contents

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

Mr. Evangelos M. Marinakis is the chairman of Capital Maritime. In addition, as of the date of this Annual Report, the Marinakis family, including Mr. Evangelos M. Marinakis and Mr. Miltiadis E. Marinakis, may be deemed to beneficially own, in aggregate, 58.6% of the outstanding common shares of the Company (based on 60,113,445 common shares outstanding and excluding 871,061 common shares held in treasury), through Mr. Evangelos M. Marinakis’ beneficial ownership of Capital Maritime and Mr. Miltiadis E. Marinakis’ beneficial ownership of CGP LLC and Capital Gas.

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

Pursuant to the Umbrella Agreement, Capital Maritime granted the Company certain rights of first refusal over (i) transfers of LNG/C vessels owned by Capital Maritime to third parties, opportunities to order newbuild LNG/C vessels of which Capital Maritime becomes aware and employment opportunities for LNG/C vessels of which Capital Maritime becomes aware and (ii) transfers to third parties of two certain LCO2 carriers (which the Company has subsequently agreed to acquire as part of the Gas Fleet) and two certain ammonia carriers recently ordered by Capital Maritime and employment opportunities for such vessels. Please read “Item 4. Information on the Company—A. History and Development of the Company—Developments in 2024” for further information on the rights of first refusal granted by Capital Maritime pursuant to the Umbrella Agreement.

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

46	Table of Contents

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

Our Articles of Incorporation and Bylaws contain provisions that may have the effect of discouraging, delaying or preventing a change of control, including a transaction that shareholders may consider favorable, or the removal of our current management. These provisions:

•	authorize our board of directors to issue “blank check” preferred shares without shareholder approval;
•	limit the persons who may call special meetings of shareholders;
•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at meetings of shareholders; and
•	prohibit us from engaging in a business combination with an interested shareholder for a period of three years following the time such shareholder became an interested shareholder, unless:
•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;
•	upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our shares entitled to vote in the election of directors outstanding at the time the transaction commenced; or

47	Table of Contents

•	at or subsequent to such time the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66-2⁄3% of the outstanding shares entitled to vote in the election of directors which are not owned by the interested shareholder, its affiliates or its associates.

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

On January 27, 2025, we entered into an Open Market Sales AgreementSM (the “Sales Agreement”) with Jefferies LLC (“Jefferies”) under which we may offer and sell up to $75,000,000 of our shares from time to time through or to Jefferies acting as sales agent or principal. Sales of our common shares, if any, pursuant to the Sales Agreement will be made by any method that is deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act. We cannot assure you at what price the offering of our shares in the future, if any, will be made but they may be offered and sold at a price significantly below the current trading price of our shares or the acquisition price of shares by shareholders and may be at a discount to the trading price of our shares at the time of such sale. Purchasers of the shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested. Holders of our shares have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders. During the year ended December 31, 2025, we issued 9,466 new common shares pursuant to the Sales Agreement, resulting in net proceeds of $0.2 million after the payment of commission to Jefferies, but before offering expenses.

48	Table of Contents

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

Our affairs are governed by our Articles of Incorporation, our Bylaws and the MIBCA. The provisions of the MIBCA resemble provisions of the business corporation laws of a number of states in the United States, most notably Delaware. The MIBCA also provides that, as it relates to nonresident corporation, such as us, it shall be applied and construed to make the laws of the Marshall Islands, with respect to the subject matter of the MIBCA, uniform with the laws of the State of Delaware and other states of the United States with substantially similar provisions, and that insofar as it does not conflict with the MIBCA, the non-statutory law (or case law) of the State of Delaware and such other states with substantially similar legislative provisions is adopted as the law of the Marshall Islands. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the MIBCA. For example, the rights and fiduciary responsibilities of directors and officers under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors and officers under statutes or judicial precedent in existence in certain U.S. jurisdictions. Although the MIBCA does specifically incorporate the non-conflicting non-statutory law, or judicial case law, of the State of Delaware and other states of the United States with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation organized in a U.S. jurisdiction.

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

49	Table of Contents

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

We are a Marshall Islands corporation. As a foreign private issuer, we are not required to comply with all of the rules that apply to listed U.S. corporation. In particular, our status as a foreign private issuer exempts us from compliance with certain SEC rules and regulations and certain of Nasdaq’s regulations, including the proxy rules, the short-swing profits recapture rule of Section 16 of the Exchange Act, certain rules relating to disclosure regarding executive compensation, and certain governance requirements such as independent director oversight over the nomination of directors and executive compensation. In addition, we are not required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC. Although we have generally chosen to comply with most of Nasdaq’s corporate governance rules as though we were a U.S. corporation, including those relating to the independence of the members of our board of directors and its committees, we could decide not to comply with them. These exemptions and leniencies reduce the frequency and scope of information and protections to which you are otherwise entitled as an investor and perceptions about the actual or possible reduction in the frequency and scope of information and protections to which our investors are entitled could materially and adversely affect the market price of our common share.

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

50	Table of Contents

Based on our current and projected method of operation, we believe that we are not currently a PFIC and we do not expect to become a PFIC in the future. We intend to treat our income from spot and time-chartering activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, no assurance can be given that the Internal Revenue Service (the “IRS”) or a United States court will accept this position, and there is accordingly a risk that the IRS or a United States court could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences.”

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

If we or our relevant subsidiaries are not entitled to this exemption under Section 883 of the Code for any taxable year, we or our relevant subsidiaries generally would be subject for those years to a 4% U.S. federal gross income tax on our U.S.-source shipping income (specifically, 50% of our gross shipping income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States). The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

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

51	Table of Contents

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

Developments in 2025 and up to the filing of this Annual Report

Vessel Acquisitions and Advances for Vessels Under Construction

On January 5, 2026, we took delivery of the LCO2 – HMG/C Active. The LCO2 – HMG/C Active is the first vessel in our Gas Fleet to be delivered to the Company and is the world’s first 22,000 CBM low-pressure LCO2 carrier. The vessel commenced a six-month charter transporting LPG with Geogas Trading SA (“Geogas”), with an option to extend the charter for an additional six months. The acquisition of the LCO2 – HMG/C Active was financed with $29.4 million of cash on hand and a 12-year loan of $48.9 million. The loan is repayable in 48 quarterly instalments of approximately $0.6 million, with a balloon payment of $18.0 million payable with the final instalment in December 2037. The Company may borrow an additional amount of up to $7.5 million if the vessel secures long term employment.

On December 29, 2025, we announced an investment in three latest technology LNG/C vessels to be built at Hyundai for a total contract price of $769.5 million, with expected deliveries in the third quarter of 2028 and the first quarter of 2029. In addition to $37.0 million that we have paid to-date, we expect to pay an additional amount of $707.0 million to Hyundai in pre-delivery and delivery installments.

As of the date of this Annual Report, our Under Construction Fleet consists of nine Newbuild LNG/C Vessels and nine Gas Fleet vessels that have not yet been delivered to the Company. A summary of the vessels comprising the Under Construction Fleet is as follows:

52	Table of Contents

Vessel Type	Hull No.	CBM	Estimated Delivery Date	Amount paid to Capital Maritime and/or Shipyard (in millions of United States Dollars)*
Liquefied Natural Gas Carrier	8198	174,000	Jun-2026	$27.0
Liquefied Natural Gas Carrier	8199	174,000	Jun-26	27.0
Liquefied Natural Gas Carrier	8202	174,000	Jul-26	113.3
Liquefied Natural Gas Carrier	8203	174,000	Nov-26	113.3
Liquefied Natural Gas Carrier	8206	174,000	Feb-27	81.8
Liquefied Natural Gas Carrier	8207	174,000	Mar-27	81.8
Liquefied Natural Gas Carrier	8327	174,000	Aug-28	12.3
Liquefied Natural Gas Carrier	8328	174,000	Jan-29	12.3
Liquefied Natural Gas Carrier	8329	174,000	Feb-29	12.3
Medium Gas Carrier	8424	45,000	Jun-26	31.2
Medium Gas Carrier	8425	45,000	Sep-26	31.2
Medium Gas Carrier	8426	45,000	Feb-27	23.4
Medium Gas Carrier	8427	45,000	May-27	23.4
Medium Gas Carrier	S1111	40,000	Mar-27	16.3
Medium Gas Carrier	S1112	40,000	Jul-27	16.3
LCO2 – Handy Multi Gas Carrier**	8399	22,000	Apr-26	34.0
LCO2 – Handy Multi Gas Carrier	8404	22,000	Sep-26	30.6
LCO2 – Handy Multi Gas Carrier	8405	22,000	Nov-26	30.6
Total				$ 718.3
*	As of the date of this Annual Report.
**	Vessel acquired pursuant to the rights of first refusal granted by Capital Maritime to the Company under the Umbrella Agreement.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for details of our commitments relating to our Under Construction Fleet.

Financing Arrangements

BGN Joint Venture

On April 15, 2026, we announced a joint venture arrangement with BMarine Shipping Investment FZCO (“BMarine”), an affiliate of global energy trader the BGN Group. Pursuant to the joint venture arrangement, we have agreed to sell the LNG/C Amore Mio I to BM Capital HoldCo LLC (the “BGN JV”), a newly formed Marshall Islands limited liability company in which we hold a 51% interest and BMarine holds the remaining 49%, for a purchase price of $230.0 million. In connection with the transaction, the LNG/C Amore Mio I will be chartered to BGN INT DMCC, an affiliate of BGN Group, under a 10-year time charter, with two three-year extension options exercisable by the charterer. Expected aggregate revenues under the charter are approximately $485.6 million if all extension options are exercised, with the charter period extending through 2043. We expect to close the transaction in the first quarter of 2027, at which time the existing financing on the vessel will be refinanced.

The 2025 – LCO2 – HMG/Cs Active, Alkimos Credit Facility

On September 30, 2025, the vessel-owning companies of the LCO2 – HMG/C Active (delivered in January 2026) and M/V Alkimos (Hull - 8404; under construction) entered into a new credit facility (the “2025 – LCO2 – HMG/Cs Active, Alkimos Credit Facility”) with the purpose of partially financing the deliveries of the vessels from the shipyard. The Company is acting as a parent guarantor. The following table presents an analysis of the main terms of the credit facility:

All amounts presented in the table below are expressed in millions of United States Dollars

Vessel Names	Vessel Type	CBM	Actual or Scheduled Delivery	Financing Amount		Quarterly Instalment		Balloon		Duration in years
				Base	Increased*	Base	Increased*	Base	Increased*
Active & Alkimos	LCO2 – HMG/C	22,000	Q1 & Q3 2026	101.7	117.3	1.3	1.5	37.5	43.2	12.0
*	Increased amount if long term employment is secured

53	Table of Contents

On December 30, 2025, the Company drew down the amount of $44.5 million and a further $4.4 million was drawn on January 5, 2026 to partly finance the delivery of the LCO2 – HMG/Cs Active.

The 2025 CMBFL-MG/C

On August 13, 2025, the vessel-owning companies of all six of our DF MGC vessels in our Under Construction Fleet, entered into six separate sale and lease back agreements with subsidiaries of the CMB Financial Leasing Co., Ltd (“CMBFL”) (collectively, the “2025 CMBFL-MG/C”) for the purpose of partially financing deliveries of the vessels from the shipyard. The vessels include the M/T Aristogenis (Hull - 8424), M/T Aridaios (Hull - 8425), M/T Aratos (Hull - 8426), M/T Agenor (Hull - 8427) (each, 45,000 CBM, DF LPG, Hyundai Mipo Dockyard Co. Ltd., South Korea), and M/T Andrianos (Hull – S1111) and M/T Anios (Hull – S1112) (each, 40,000 CBM, DF LPG, Nantong CIMC Sinopacific Offshore & Engineering Co. Ltd, PRC). The following table presents an analysis of the main terms of the sale and leaseback agreements:

All amounts presented in the table below are expressed in millions of United States Dollars

Vessel Name	Vessel Type	CBM	Scheduled Delivery	Financing Amount		Quarterly Instalment		Balloon		Duration in years
				Base	Increased*	Base	Increased*	Base	Increased*
Aristogenis	MG/C	45,000	Q2 2026	54.7	66.4	0.7	0.8	35.5	43.2	7.0
Aridaios	MG/C	45,000	Q3 2026	54.7	66.4	0.7	0.8	35.5	43.2	7.0
Aratos	MG/C	45,000	Q1 2027	54.7	66.4	0.7	0.8	35.5	43.2	7.0
Agenor	MG/C	45,000	Q2 2027	54.7	66.4	0.7	0.8	35.5	43.2	7.0
Andrianos	MG/C	40,000	Q1 2027	45.7	55.5	0.6	0.7	29.7	36.1	7.0
Anios	MG/C	40,000	Q3 2027	45.7	55.5	0.6	0.7	29.7	36.1	7.0
*	Increased amount if long term employment is secured

The 2025 – LCO2 Amadeus, Athenian Credit Facility

On June 26, 2025, the vessel-owning companies of two LCO2 – HMG/C vessels in our Under Construction Fleet, namely the M/V Amadeus (Hull - 8399) and the M/V Athenian (Hull - 8405), entered into a new credit facility (the “2025 – LCO2 Amadeus, Athenian Credit Facility”) to partially finance the deliveries of the vessels from the shipyard. The Company is acting as a parent guarantor. The following table presents an analysis of the main terms of the credit facility:

All amounts presented in the table below are expressed in millions of United States Dollars

Vessel Names	Vessel Type	CBM	Actual or Scheduled Delivery	Financing Amount		Quarterly Instalment		Balloon		Duration in years
				Base	Increased*	Base	Increased*	Base	Increased*
Amadeus & Athenian	LCO2 – HMG/C	22,000	Q2 & Q4 2026	101.7	117.3	1.3	1.5	76.3	88.0	5.0
*	Increased amount if long term employment is secured

Issuance of €250.0 Million Unsecured Bonds

On February 25, 2026, CCEC issued €250.0 million of senior unsecured bonds to investors in Greece (the “2026 Bonds”). The 2026 Bonds mature in February 2033 and have a coupon of 3.75%, payable semi-annually. The trading of the 2026 Bonds on the Athens Stock Exchange commenced on February 26, 2026. The proceeds of the 2026 Bonds will be used to refinance the outstanding €150.0 million of unsecured bonds issued by CPLP PLC in 2021 (the “2021 Bonds”), as well as to partially fund our capital expenditures and support our working capital needs. We estimate the expenses related to the offering of the 2026 Bonds to be approximately €7.5 million. In April 2026 we repaid the outstanding €150.0 million unsecured bond issued in 2021.

54	Table of Contents

Cross-currency swap agreements

In connection with the issuance of the 2026 Bonds, the Company entered into three cross-currency swap agreements (“Swap Agreements”) starting on February 25, 2026:

•	With the first Swap Agreement the Company exchanges €83.0 million with $97.8 million paying fixed annual rate of 5.11%;
•	With the second Swap Agreement the Company exchanges €83.0 million with $97.8 million paying fixed annual rate of 5.11%; and
•	With the third Swap Agreement the Company exchanges €84.0 million with $99.0 million paying fixed annual rate of 5.10%.

Dividend Reinvestment Plan

On June 10, 2025, we announced a Dividend Reinvestment Plan (“DRIP”). The DRIP is open to our existing shareholders and investors who will become our shareholders in the future outside of the DRIP. During the year ended December 31, 2025, the Company issued 761,074 common shares under the DRIP at an average price of $21.60 per share, net of issuance costs. During the year ended December 31, 2025, we recognized deferred offering expenses of $0.2 million relating to the DRIP.

Sales Agreement with Jefferies

On January 27, 2025, we entered into the Sales Agreement, under which we may sell, from time to time through Jefferies, as our sales agent, new common shares having an aggregate offering amount of up to $75.0 million as part of our ATM Program. We intend to use the net proceeds from the sales of new common shares, after deducting the sales agent’s commissions and our offering expenses, for general corporate purposes, which may include, among other things, the acquisition of new vessels, the repayment or refinancing of all or a portion of our outstanding indebtedness and funding of working capital requirements or capital expenditures. As of December 31, 2025, we issued 9,466 new common shares pursuant to the Sales Agreement, resulting in net proceeds of $0.2 million after the payment of commission to Jefferies, but before offering expenses.

Vessel Disposals

On October 29, 2025, we entered into a memorandum of agreement with a third party for the sale of the M/V Buenaventura Express (142,411 DWT / 13,696 TEU, hybrid scrubber-fitted, eco container vessel, built 2023, Hyundai Samho Industries Co. Ltd, South Korea). The vessel was delivered to its new owner on January 19, 2026.

On August 7, 2025, we entered into a memorandum of agreement with a third party for the sale of the M/V Manzanillo Express (142,411 DWT / 13,312 TEU, hybrid scrubber-fitted, eco container vessel, built 2022, Hyundai Samho Industries Co. Ltd, South Korea). The vessel was delivered to its new owner on October 6, 2025.

On January 10, 2025 and March 10, 2025, respectively, we delivered the M/V Hyundai Privilege and M/V Hyundai Platinum (each 63,010 DWT/ 5,023 TEU container vessel, built 2013 by Hyundai Heavy Industries Co., Ltd., S. Korea) to a third party pursuant to two agreements for the sales of the container vessels that we entered into on September 12, 2024.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings (Financing Arrangements)” below for information regarding our financing arrangements.

55	Table of Contents

Board Changes

On August 8, 2025, we announced that Mr. Abel Rasterhoff has determined to resign from his functions effective upon the commencement of the annual meeting of shareholders of the Company. To fill the seat vacated by Mr. Abel Rasterhoff, Mr. Martin Houston was nominated by the Nominating Committee of the board of directors and the board of directors for election to serve as director from the 2025 annual meeting of shareholders until the 2026 annual meeting of shareholders or until a successor is duly elected and qualified or until his earlier death, resignation, disqualification or removal. At the Company’s annual meeting of shareholders on September 22, 2025, Mr. Martin Houston was elected to the Company’s board of directors to serve until the 2026 annual meeting of shareholders or until a successor is duly elected and qualified or until his earlier death, resignation, disqualification or removal.

In March 2026, Mr. Martin Houston was appointed as Chairman of the board of directors with Keith Forman moving to a new role as Vice-Chairman of the board of directors.

Developments in 2024

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

Following the Conversion, Capital Maritime, together with its affiliates CGP LLC and Capital Gas beneficially owned approximately 59.0% of the outstanding common shares of the Company (based on 58,387,313 common shares then outstanding and excluding 1,551,061 common shares then held in treasury).

The Conversion and the Name Change were approved by the conflicts committee and our board of directors and we obtained unitholder approval for the Conversion and related actions by written consent of Capital Maritime and its affiliates, which hold a majority of our outstanding common units, pursuant to Section 13.11 of our former Second Amended and Restated Agreement of Limited Partnership.

Following the Conversion on the Effective Date, common units ceased to trade on Nasdaq and common shares commenced trading on Nasdaq under the name “Capital Clean Energy Carriers Corp.” with the ticker symbol “CCEC”.

Vessel Acquisitions and Advances for Vessels Under Construction

Pursuant to the Umbrella Agreement, we have acquired from Capital Maritime the shares of the vessel-owning companies of the following Umbrella Agreement Vessels.

•	On June 28, 2024, we took delivery of the LNG/C Apostolos. The vessel commenced a charter for 10.5 years with Jera, who maintain an option to extend by an additional three years. In addition to a deposit of $30.2 million, which was paid upon the closing of the Umbrella Agreement and netted against the amount due from Capital Maritime pursuant to the Standby Purchase Agreement (as defined below), the vessel acquisition was financed with $77.5 million cash at hand, a new senior secured bridge loan facility for an amount of $192.0 million and a drawdown of $2.3 million under the unsecured seller’s credit in an amount up to $220.0 million issued by Capital Maritime to the Company on November 13, 2023 in connection with the Umbrella Agreement to finance a portion of the purchase price for the Umbrella Agreement Vessels (the “Seller’s Credit”). The bridge facility was repaid upon the drawdown of a $240.0 million Japanese operating lease with a call option (a “Jolco”) on July 16, 2024, with escalating amortization, an eight-year term and a balloon payment of $166.8 million due in July 2032.

56	Table of Contents

•	On June 5, 2024, we took delivery of the LNG/C Aktoras. The vessel commenced a seven-year bareboat charter with BGT, who maintain an option to extend by an additional three years. In addition to a deposit of $31.1 million, which was paid upon the closing of the Umbrella Agreement and netted against the amount due from Capital Maritime pursuant to the Standby Purchase Agreement, the vessel acquisition was financed with a drawdown of $39.9 million under the Seller’s Credit and a new senior secured loan facility for an amount of $240.0 million, repayable in 28 equal quarterly installments of $3.3 million and a balloon payment of $149.0 million together with the final quarterly installment in June 2031.

•	On May 31, 2024, the Company took delivery of the LNG/C Assos. The vessel commenced a ten-year time charter with Tokyo Gas. In addition to a deposit of $27.7 million, which was paid upon the closing of the Umbrella Agreement and netted against the amount due from Capital Maritime pursuant to the Standby Purchase Agreement, the vessel acquisition was financed with $9.3 million cash at hand and $240.0 million of a Jolco, with escalating amortization, an eight-year term and a balloon payment of $164.4 million due in May 2032.

•	On January 2, 2024, the Company took delivery of the LNG/C Axios II. After initially trading under short-term time charters, the vessel has since commenced a seven-year bareboat charter with BGT. BGT maintains an option to extend the charter by an additional three years. In addition to a deposit of $31.4 million, which was paid upon the closing of the Umbrella Agreement and netted against the amount due from Capital Maritime pursuant to the Standby Purchase Agreement, the vessel acquisition was financed by a new senior secured loan facility in the amount of $190.0 million with a duration of seven years from the acquisition of the vessel and a draw down of $92.6 million under the Seller’s Credit.

We expect to close the remaining acquisitions of each of the vessel-owning companies of the Umbrella Agreement Vessels that have not been delivered to the Company upon each vessel’s delivery from Hyundai. The remaining purchase price with respect to each Umbrella Agreement Vessel will be paid upon delivery of such vessel and closing of the applicable Vessel SPA. The remaining Umbrella Agreement Vessels are expected to be delivered to the Company by 2027.

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

As of the date of this Annual Report, our Under Construction Fleet consists of nine Newbuild LNG/C Vessels and nine Gas Fleet vessels that have not yet been delivered to the Company. See “Item 4. Information on the Company—A. History and Development of the Company—Developments in 2025 and up to the filing of this Annual Report—Vessel Acquisitions and Advances for Vessels Under Construction” for a summary of the vessels comprising the Under Construction Fleet. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for details of our commitments relating to our Under Construction Fleet.

Financing Arrangements

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

57	Table of Contents

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

On January 2, 2024, upon the delivery of the LNG/C Axios II, we utilized $92.6 million under the Seller’s Credit. On February 28, March 11 and April 24, 2024, after the deliveries of the M/V Long Beach Express, the M/V Akadimos and the M/V Athenian, to their new owners, we repaid the amounts outstanding under the Seller’s Credit of $12.8 million, $40.0 million and $39.8 million, respectively, leaving the remaining unutilized amount at $127.4 million. Following the sales of the M/V Athenian, the M/V Athos (April 22, 2024), the M/V Seattle Express (April 26, 2024), the M/V Aristomenis (May 3, 2024) and the M/V Fos Express (May 3, 2024), the unutilized amount under the Seller’s Credit was automatically reduced by $85.2 million to $42.2 million. On June 5 and June 28, 2024, upon the deliveries of the LNG/C Aktoras and the LNG/C Apostolos, we utilized the remaining unutilized amount of $42.2 million, which we subsequently repaid in full on November 26, 2024, following the delivery of the M/V Hyundai Premium to its new owner. There are no amounts outstanding or remaining unutilized under the Seller’s Credit.

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

58	Table of Contents

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

On February 14, 2024, we agreed to sell the two remaining Panamax container vessels in our fleet, the M/V Fos Express and the M/V Seattle Express (68,579 and 68,411 DWT, respectively, 5,100 TEU, container vessels, built in 2008 by Hanjin Heavy Industries & Construction Co., Ltd., South Korea) to an unaffiliated party. The M/V Seattle Express was delivered to the buyer on April 26, 2024 and the M/V Fos Express was delivered to the buyer on May 3, 2024.

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

Developments in 2023

LNG/C Vessel Acquisitions and Related Commitments

On November 13, 2023, we entered into the Umbrella Agreement with Capital Maritime and CGP LLC. Pursuant to the Umbrella Agreement, we agreed, among other things, to purchase the Umbrella Agreement Vessels from Capital Maritime for an aggregate acquisition price of $3,130.0 million (of which $2,023.8 million is payable to Capital Maritime). Each Umbrella Agreement Vessel has or will have a capacity of 174,000 CBM and was built or is under construction at Hyundai. On December 21, 2023 we closed the Umbrella Agreement and entered into 11 Vessel SPAs to acquire 100% of the equity interests in each vessel-owning company of the Umbrella Agreement Vessels.

A summary of the vessels comprising the Umbrella Agreement Vessels is as follows:

Hull Number/Vessel name	CBM	Delivery/Expected delivery date to the Company
Hull 3315 – LNG/C Amore Mio I	174,000	December 21, 2023
Initial Vessels
Hull 3316 – LNG/C Axios II	174,000	January 2, 2024
Hull 3341 – LNG/C Assos	174,000	May 31, 2024
Hull 3342 – LNG/C Apostolos	174,000	June 28, 2024
Hull 8140 – LNG/C Aktoras	174,000	June 5, 2024
Hull 8198 – LNG/C Archimidis	174,000	Expected June 2026
Hull 8199 – LNG/C Agamemnon	174,000	Expected June 2026
Remaining Vessels
Hull 8202 – LNG/C Alcaios I	174,000	Expected July 2026
Hull 8203 – LNG/C Antaios I	174,000	Expected November 2026
Hull 8206 – LNG/C Athlos	174,000	Expected February 2027
Hull 8207 – LNG/C Archon	174,000	Expected March 2027

59	Table of Contents

Upon entry into the Vessel SPAs for the Initial Vessels, we paid to Capital Maritime a deposit of $174.4 million, or 10% of the aggregate acquisition price of such Initial Vessels.

Upon entry into the Vessel SPAs for the Remaining Vessels, the Company paid Capital Maritime $138.1 million to acquire 100% of the equity interests in each of the vessel-owning companies of such Remaining Vessels.

To finance a portion of the purchase price for the Umbrella Agreement Vessels, the Company distributed rights to purchase common units (the “Rights”) to holders of common units on November 24, 2023 (the “Record Date”). The subscription price per common unit was $14.25 (the “Rights Offering Price”) (such offering, the “Rights Offering”). Pursuant to the Umbrella Agreement, Capital Maritime and the Company also entered into a Standby Purchase Agreement (the “Standby Purchase Agreement”), pursuant to which Capital Maritime purchased from the Company, at the Rights Offering Price, the number of common units offered pursuant to the Rights Offering that were not issued pursuant to existing unitholders’ exercise of their Rights, or 34,641,731 common units. The Umbrella Agreement and the Standby Purchase Agreement permitted the Company and Capital Maritime to net payments due to each other under the transactions contemplated by the Umbrella Agreement, including the Vessel SPAs and the Standby Purchase Agreement.

On December 21, 2023, and upon entry into the Vessel SPAs for the Remaining Vessels, each of the four vessel-owning companies of the Remaining Vessels entered into a separate supervision agreement with Capital-Gas Management pursuant to which Capital-Gas Management will supervise the performance of the design, building, equipment, completion and delivery by the shipyard of the applicable Remaining Vessel. The aggregate consideration payable to Capital-Gas Management under each such agreement is $1.5 million, of which a third was payable upon signing, a third is payable on the date of the applicable Remaining Vessel’s steel cutting and the remaining third is payable upon such vessel’s date of delivery.

The following table describes the various amounts that were paid or deemed paid by each of the Company and Capital Maritime on December 21, 2023:

Description	Method of Settlement	Value (in U.S.$000’s)
From the Company to Capital Maritime
10% deposit on the Initial Vessels	Netted against the amount due from Capital	$ 174,400

Payment for the Remaining Vessels	Maritime pursuant to the Standby Purchase Agreement	138,100
Part of purchase price of LNG/C Amore Mio I		141,683
Total		$ 454,183
From Capital Maritime to the Company
Total amount due pursuant to the Standby Purchase Agreement	Netted against the total amount due from the Company	$ 454,183
	Cash settlement	39,462
Total		$ 493,645

Capital Maritime also issued to the Company the Seller’s Credit. See Note 5 (Transaction with Related Parties) to our Financial Statements included herein.

Upon acquisition of the LNG/C Amore Mio I, we assumed indebtedness of $196.3 million in the form of a sale and leaseback transaction (the “2023 CMBFL - LNG/C AMI”) with CMBFL. The 2023 CMBFL - LNG/C AMI has a tenor of 10 years and offers the option to repurchase the vessel at a predetermined price after the first anniversary of the arrangement, together with a purchase obligation of $98.2 million at the expiration of the lease in October 2033. In December 2023, the vessel-owning company of the LNG/C Amore Mio I entered into floating rate management agreement with Capital-Gas Management, pursuant to which Capital-Gas Management provides certain commercial and technical management services.

60	Table of Contents

The parties to the Umbrella Agreement also agreed to take certain post-closing actions, including (i) changing the name of the Partnership, (ii) committing to negotiate to agree procedures for the conversion of the Partnership from a Marshall Islands limited partnership to a corporation with customary corporate governance and (iii) committing to explore the disposition of the Company’s container vessels and to abstain from acquiring additional container vessels. In addition, Capital Maritime granted the Company, beginning on December 21, 2023, rights of first refusal over (i) transfers of LNG/C vessels owned by Capital Maritime to third-parties, opportunities to order newbuild LNG/C vessels of which Capital Maritime becomes aware and employment opportunities for LNG/C vessels of which Capital Maritime becomes aware, in each case, for a period ending on December 21, 2033, (ii) transfers to third parties of two certain LCO2 carriers (which the Company has subsequently agreed to acquire as part of the Gas Fleet) and two certain ammonia carriers ordered by Capital Maritime (the “New Energy Vessels”) for a period ending on the date on which Capital Maritime and its affiliates no longer beneficially own at least 25% of the issued and outstanding common shares and (iii) if the Company acquires a New Energy Vessel from Capital Maritime, employment opportunities for such New Energy Vessel of which Capital Maritime becomes aware, for a period ending on the date on which Capital Maritime and its affiliates no longer beneficially own at least 25% of the issued and outstanding common shares.

As of the date of this Annual Report, our Under Construction Fleet consists of nine Newbuild LNG/C Vessels and nine Gas Fleet vessels that have not yet been delivered to the Company. See “Item 4. Information on the Company—A. History and Development of the Company—Developments in 2025 and up to the filing of this Annual Report—Vessel Acquisitions and Advances for Vessels Under Construction” for a summary of the vessels comprising the Under Construction Fleet. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for details of our commitments relating to our Under Construction Fleet.

Other Vessel Acquisitions

On January 10, 2023, we acquired from Capital Maritime the shares of the company owning the M/V Itajai Express for total consideration of $122.5 million, which was funded through a cash deposit of $6.0 million advanced in June 2022, $8.5 million of cash at hand and $108.0 million of debt through a new sale and lease back agreement we entered into on December 23, 2022 with a duration of eight years (the “2022 Jolco”). The M/V Itajai Express has started her ten-year employment with Hapag-Lloyd Aktiengesellschaft (“Hapag-Lloyd”), which, together with the optional periods, will expire in February 2039. In January 2023, the vessel-owning subsidiary of the M/V Itajai Express entered into a floating rate management agreement with Capital-Executive Ship Management Corp. (“Capital-Executive”), pursuant to which Capital-Executive provided certain commercial and technical management services. The agreement with Capital-Executive was replaced in July 2025, when the vessel-owning subsidiary of the M/V Itajai Express entered into a floating rate management agreement with Capital-Containers, pursuant to which Capital-Containers provides certain commercial and technical management services.

On February 17, 2023, we acquired from Capital Maritime the shares of the company owning the LNG/C Asterix I, for total consideration of $230.0 million, which was funded through a cash deposit of $12.0 million advanced in June 2022, $34.0 million of cash at hand and $184.0 million of debt through a new sale and lease back agreement we entered into on February 7, 2023 with a duration of 10 years (the “2023 CMBFL - LNG/C”). The LNG/C Asterix I was built by Hyundai. The LNG/C Asterix I has started her seven-year employment with Hartree, which will expire in December 2029. In February 2023, the vessel-owning company of the LNG/C Asterix I entered into floating rate management agreement with Capital-Gas Management, pursuant to which Capital-Gas Management provides certain commercial and technical management services.

On June 20, 2023, we acquired from Capital Maritime the shares of the company owning the M/V Buenaventura Express for total consideration of $122.5 million, which was funded through a cash deposit of $6.0 million advanced in June 2022, $16.5 million of cash at hand and $100.0 million of debt through a new credit facility we entered into on June 13, 2023 with a duration of eight years (the “2023 credit facility”). The M/V Buenaventura Express has started her ten-year employment with Hapag-Lloyd, which, together with the optional periods, will expire in August 2039. On October 29, 2025, we entered into a memorandum of agreement with a third party for the sale of the M/V Buenaventura Express. The vessel was delivered to its new owner on January 19, 2026.

61	Table of Contents

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

On December 21, 2023, Capital Maritime issued to the Company the unsecured Seller’s Credit in an amount up to $220.0 million to finance a portion of the purchase price for the Umbrella Agreement Vessels. The Seller’s Credit bears interest at a rate of 7.5% per annum and matures on June 30, 2027. The Seller’s Credit contains customary cross-default provisions. In addition, the Seller’s Credit contains a covenant requiring the Company to prepay any amount drawn under the Seller’s Credit on a quarterly basis beginning on March 31, 2027 by an amount equal to the excess over $75.0 million of the Company’s cash and cash equivalents that are freely available to the Company and able to be used by the Company for its general corporate purposes, less any actual or contemplated dividends or other distributions as at each applicable quarter end date. The Seller’s Credit also contains a covenant requiring the Company to prepay any amount drawn under the Seller’s Credit upon receipt of any new debt proceeds by the Company and/or its subsidiaries, excluding indebtedness which is secured by first priority security on a ship, in an amount equal to the net cash proceeds received by the Company and/or its subsidiaries after deducting fees, costs and expenses and after deducting the amount of such proceeds that have been used to refinance any existing indebtedness of the Company and its subsidiaries. There are no amounts outstanding or remaining unutilized under the Seller’s Credit.

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

62	Table of Contents

B.	Business Overview

We are an international owner of ocean-going vessels. Currently our fleet consists of 12 latest generation LNG/C vessels (1.0 million DWT and total capacity of 2.1 million CBM), one LCO2 – HMG/C vessel (28,629 DWT and capacity of 22,000 CBM) and one legacy Neo-Panamax container carrier vessel (0.1 million DWT and TEU capacity of 13,312), In addition, our Under Construction Fleet includes nine additional latest generation LNG/C vessels, six dual-fuel MG/C vessels and three LCO2 – HMG/C vessels, to be delivered between the second quarter of 2026 and the first quarter of 2029. As of March 31, 2026, the DWT weighted average age of our on-the-water fleet is approximately 3.4 years. Of the 21 LNG/C vessels that we own or have agreed to acquire (which includes the nine remaining Newbuild LNG/C Vessels in our Under Construction Fleet), our 12 on-the-water and three under construction LNG/C vessels are currently chartered under medium- to long-term charters (with remaining revenue-weighted charter of approximately 6.5 years as of March 31, 2026, based on earliest possible expiration) to reputable charterers, such as BGT, BP, Cheniere, Engie Energy Marketing Singapore Pte Ltd (“Engie”), Hartree, LNG Marine Transport Limited (“Jera”), Qatar Energy Trading, Tokyo LNG Tanker Co. Ltd. (“Tokyo Gas”), TotalEnergies Gas & Power Limited (“Total”) and ConocoPhillips Marketing and Trading International (“Conoco”). Our LCO2 – HMG/C vessel commenced a six-month charter transporting LPG with Geogas, with an option to extend the charter for an additional six months.

Our container carrier vessel is currently chartered under long-term charter through 2032, with options to extend through 2039 to Hapag-Lloyd.

Our fleet is managed by Capital-Containers and Capital-Gas Management, which are private companies and ultimately controlled by Mr. Miltiadis Marinakis.

In connection with the Umbrella Agreement, we have agreed with Capital Maritime and CGP LLC to change our business focus to concentrate on the LNG/C market. As part of this change in business focus, and pursuant to the Umbrella Agreement, we have disposed of or agreed to sell all of our legacy container carrier vessels, except for the M/V Itajai Express, and committed to abstain from acquiring additional container vessels. In addition to our commitment to concentrate our business on the LNG/C market, we also expect to focus on the LPG carriage market and the wider energy transition gas market. While we have taken significant steps to change our business focus to concentrate on the LNG/C market, the LPG carriage market and the wider energy transition gas market such as the carriage of low carbon ammonia and LCO2, we can provide no assurances that in the future we will not return to the container market or the dry bulk market, or that we will not explore additional shipping markets beyond the LNG/C and the LPG carriage markets. We can also provide no assurances as to whether or when we will complete the disposition of our container vessel. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We may not realize the benefits anticipated from our change in business focus to concentrate on the LNG/C market, the LPG carriage market and the wider energy transition gas market, which could adversely affect the value of our securities” above.

63	Table of Contents

Business Strategies

Our vision is to be a leading LNG shipping company, building a modern, high-performance fleet to meet rising global demand, while creating long-term shareholder value through disciplined growth, operational excellence, and a strong commitment to safety and customer service. As part of this strategy, we are selectively expanding into complementary gas segments such as LPG, ammonia, and LCO2:

•	Capitalize on growing demand for LNG shipping and other energy transition gas cargoes. We believe that demand for LNG and, as a result, for LNG shipping will continue to grow. Demand for natural gas and LNG is expected to continue to grow, as it is expected to play a major role in the transition to net zero carbon emissions and as a source of energy for the increasing needs of data centers due to the rise of artificial intelligence. As a result, we believe that our investors are better served by increasing our exposure and focus on the LNG shipping industry and the wider energy transition gas market, while divesting where possible from our container business. In December 2023, we agreed to acquire 11 latest generation LNG/C vessels (seven two-stroke (MEGA) LNG/C and four two stroke (XDF) LNG/C vessels), the first five of which were delivered between December 2023 and June 2024, and in December 2025 we agreed to acquire three additional latest generation two-stroke (XDF) LNG/C vessels. We expect to take delivery of the remaining Newbuild LNG/C Vessels between the second quarter of 2026 and the first quarter of 2029. In connection with our intention to gradually divest from our container vessels, we have sold all of our legacy container carrier vessels, except for the M/V Itajai Express. In addition, we intend to expand in the maritime transportation of other gas cargoes such as LPG and LPG related cargoes, low carbon ammonia and LCO2. In June 2024, we agreed to acquire 10 new gas carriers, including four LCO2 – HMG/C vessels and six LPG-ammonia carriers, to be delivered to the Company between the first quarter of 2026 and the third quarter of 2027, the first of which was delivered to the Company in January 2026. We expect that demand for seaborne transportation of such cargoes will increase over the coming decades, as a result of the decarbonization of a number of industries.

•	Maintain a balanced chartering strategy. We pursue a balanced chartering strategy by entering into medium- to long-term, fixed-rate charters for the majority of our fleet in an effort to provide visibility of revenues and cash flows, while at the same time maintaining some market exposure by entering into shorter-term charters or keeping open positions. As our vessels come up for re-chartering, we aim to redeploy them under period contracts that reflect our expectations of prevailing market conditions. We believe that the DWT weighted average age of our LNG fleet of approximately 3.5 years as of March 31, 2026, our new building program and the superior unit freight economics that our latest generation vessels can deliver to our charterers compared to previous generation vessels, position us favorably to continue to secure medium- to long-term charters for our LNG/C vessels. Of the 21 LNG/C vessels that we own or have agreed to acquire, 15 LNG/C vessels currently have in place medium- to long-term employment with remaining charter duration of 6.5 years and $2,592.2 million in contracted revenues.

•	Expand our fleet through accretive acquisitions. We intend to evaluate potential acquisitions of both newbuilds and second-hand vessels in the LNG and energy transition gas markets, as well as mergers and acquisitions with other private and listed companies in the maritime gas transportation sector with primary focus on LNG shipping. We also intend to continue to take advantage of opportunities afforded to us by our relationship with our sponsor, Capital Maritime and the rights of first refusal we have been granted under the Umbrella Agreement.

•	Maintain and build on our ability to meet rigorous industry and regulatory safety standards. We believe that in order for us to be successful in growing our business, we need to maintain our vessel safety record and further build on our high level of customer service and support. Our Managers have strong records of vessel safety and compliance with rigorous health, safety and environmental protection standards, and are committed to providing our charterers with a high level of customer service and support, which we believe helps us to maintain relationships with our current customer base and further cultivate relationships with a number of additional major energy players.

64	Table of Contents

Our Customers

We provide marine transportation services under medium- to long-term time charters with a range of counterparties. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, results of operations, cash flows, financial condition and ability to pay cash dividends and service or refinance our debt. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We currently derive all of our revenues from a limited number of charterers and the loss of any charterer or charter could result in a significant loss of revenues and cash flows.”

Our Management Agreements

Under our management agreements:

•	we pay the relevant Managers a daily technical management fee per vessel, which, if floating, is revised annually based on the United States Consumer Price Index;
•	we indemnify our Managers for expenses and liabilities they incur on our behalf in the provision of the contracted for services, including, for example, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs; and
•	we bear all costs and expenses associated with a vessel’s dry-docking.

We expect that vessels acquired in the future will be managed under similar floating or fixed fee management arrangements. See Note 5 (Transactions with Related Parties) to our Financial Statements for additional information on fees paid under our management agreements.

Our Fleet

At the time of our initial public offering in 2007, our fleet consisted of eight vessels. As of December 31, 2018, our fleet consisted of 36 vessels. We completed the spin-off of our 25 vessel Tanker Business on March 27, 2019.

Following the spin-off our fleet was comprised of 10 Neo-Panamax container carrier vessels and one Capesize bulk carrier vessel. In 2020 we completed the acquisition of three Neo-Panamax container carrier vessels and in the first half of 2021 the acquisition of three Panamax container carrier vessels, while in May and December 2021, respectively, we completed the sale of two Neo-Panamax container carrier vessels.

During the second half of 2021 we decided to enter the LNG market by completing the acquisition of six LNG/C vessels. On June 6, 2022, we agreed to acquire, upon their respective delivery from the shipyard, one LNG/C and three Neo-Panamax container carrier vessels. The LNG/C was delivered in February 2023 and two of the Neo-Panamax container carriers were delivered in October 2022 and January 2023, respectively, while the third Neo-Panamax container carrier was delivered in June 2023. In July 2022 we also completed the sale of two Neo-Panamax container carrier vessels. In November 2023, we sold the M/V Cape Agamemnon.

On November 13, 2023, we entered into the Umbrella Agreement pursuant to which, we agreed, among other things, to acquire 11 latest generation LNG/C vessels (seven two-stroke (MEGA) LNG/C and four two stroke (XDF) LNG/C vessels) and decided to change our business focus towards the LNG/C market and at the same time to gradually divest our container vessels. The first two of the Umbrella Agreement LNG/C vessels were delivered in December 2023 and January 2024, the third of the Umbrella Agreement LNG/C vessels was delivered in May 2024 and the fourth and fifth of the Umbrella Agreement LNG/C vessels were delivered in June 2024. In 2024, we also agreed to acquire 10 new gas carriers, including four LCO2 – HMG/C vessels and six LPG-ammonia carriers, including the LCO2 – HMG/C Active of which we took delivery on January 5, 2026. The remaining nine under construction Gas Fleet vessels are expected to be delivered to the Company between the second quarter of 2026 and the third quarter of 2027. Furthermore, on December 29, 2025, we announced the investment in three latest technology LNG/C vessels, with expected deliveries in the third quarter of 2028 and the first quarter of 2029. Consistent with our intention to gradually divest our container vessels, we have sold since November 2023, all of our legacy container carrier vessels, except for the M/V Itajai Express.

65	Table of Contents

As a result, we currently own a fleet of 14 on-the-water vessels consisting of 12 latest generation LNG/C vessels (1.0 million DWT and total capacity of 2.1 million CBM), one LCO2 – HMG/C vessel (28,629 DWT and capacity of 22,000 CBM) and one Neo-Panamax container carrier vessel (0.1 million DWT and TEU capacity of 13,312), In addition, we have agreed to acquire nine additional latest generation LNG/C vessels, six dual-fuel MG/C vessels and three LCO2 – HMG/C vessels, to be delivered between the second quarter of 2026 and the first quarter of 2029. As of March 31, 2026, the DWT weighted average age of our on-the-water fleet is approximately 3.4 years.

In connection with the Umbrella Agreement, we have agreed with Capital Maritime and CGP LLC to change our business focus to concentrate on the LNG/C market. As part of this change in business focus, and pursuant to the Umbrella Agreement, we have disposed of all of our legacy container carrier vessels, except for the M/V Itajai Express and committed to abstain from acquiring additional container vessels. In addition to our commitment to concentrate our business on the LNG/C market, we also expect to focus on the LPG carriage market and the wider energy transition gas market. While we have taken significant steps to change our business focus to concentrate on the LNG/C market, the LPG carriage market and the wider energy transition gas market such as the carriage of low carbon ammonia and LCO2, we can provide no assurances that in the future we will not return to the container market or the dry bulk market, or that we will not explore additional shipping markets beyond the LNG/C and the LPG carriage markets. We can also provide no assurances as to whether or when we will complete the disposition of our legacy container vessel. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We may not realize the benefits anticipated from our change in business focus to concentrate on the LNG/C market, the LPG carriage market and the wider energy transition gas market, which could adversely affect the value of our securities” above.

We intend, subject to prevailing shipping, charter and financing market conditions, to make strategic acquisitions in a prudent manner that is accretive to our shareholders and to long-term distributable cash flow growth. In addition, we may pursue opportunities for acquisitions of, or combinations with, other shipping businesses.

The table below provides summary information about the on-the-water vessels in our current fleet and their employment, including earliest possible redelivery dates of the vessels and relevant charter rates. Sister vessels, which are vessels of similar specifications and size typically built at the same shipyard, are denoted by the same letter in the table. We believe that ownership of sister vessels provides a number of efficiency advantages in the management of our fleet.

All of the vessels in our fleet are or were designed, constructed, inspected and tested in accordance with the rules and regulations of Lloyd’s Register of Shipping (“Lloyd’s”), Bureau Veritas (“BV”), DNV GL, Korean Register (“KR”) or the American Bureau of Shipping (“ABS”).

66	Table of Contents

VESSELS IN OUR FLEET
(ON-THE-WATER)

Vessel Name	Sister Vessels (1)	Year Built	DWT-TEU-CBM (5)	Management Agreement Expiration (2)	Charter Duration / Type (3)	Expiry of Charter (4)	Charterer	Description
CONTAINER CARRIER VESSELS
Itajai Express (10)	A	2023	142,411-13,312 TEU	Jan-28	10-yr TC	Oct-32	Hapag-Lloyd	Dual Fuel Ready Eco Container Carrier
LNG/C VESSELS
Aristos I (6)	B	2020	81,978-174,000 CBM	Sep-26	12-yr TC	Oct-32	BP	LNG/C
Aristarchos (7)	B	2021	81,956-174,000 CBM	Sep-26	10-yr TC	May-31	Cheniere	LNG/C
Aristidis I (6)	B	2021	81,898-174,000 CBM	Dec-26	12-yr TC	Dec-32	BP	LNG/C
Attalos (6)	B	2021	81,850-174,000 CBM	Nov-26	13.2-yr TC	Oct-34	BP	LNG/C
Adamastos (8)	B	2021	82,095-174,000 CBM	Nov-26	7.2-yr TC	Sep-28	Engie	LNG/C
Asklipios (7)	B	2021	81,882-174,000 CBM	Nov-26	10-yr TC	Aug-31	Cheniere	LNG/C
Asterix I (9)	B	2023	81,932-174,000 CBM	Feb-28	7-yr TC	Dec-29	Hartree	LNG/C
Amore Mio I (11)	B	2023	82,076-174,000 CBM	Dec-28	3-yr TC	Sep-26	Qatar Energy Trading	LNG/C
Axios II (12)	B	2024	82,271-174,000 CBM	Jan-29	7-yr BB	Dec-31	BGT	LNG/C
Assos (13)	B	2024	82,306-174,000 CBM	May-29	10-yr TC	May-34	Tokyo Gas	LNG/C
Aktoras (14)	C	2024	82,068-174,000 CBM	Jun-29	7-yr BB	May-31	BGT	LNG/C
Apostolos (15)	B	2024	82,194-174,000 CBM	Jun-29	10.5-yr TC	Nov-34	Jera	LNG/C
Active (16)	D	2026	28,629-22,000 CBM	Jan-31	0.5-yr TC	Jun-26	Geogas	LCO2 – HMG/C
TOTAL FLEET	1,155,546 DWT-13,312 TEU-2,110,000 CBM

67	Table of Contents

(1)	Sister vessels and shipyards of origin are denoted in the tables by the following letters: (A): this vessel was built by Hyundai Samho Heavy Industries Co. Ltd; (B): these LNG/C vessels were built by Hyundai Heavy Industries Co., Ltd; (C): this LNG/C vessel was built by HD Hyundai Samho Co., Ltd; (D): this LCO2 – HMG/C vessel was built by Hyundai Mipo Dockyard Co., Ltd.

(2)	Our vessels are managed under floating fee management agreements entered into with certain of our Managers. For additional details regarding our management agreement, please see “-Our Management Agreements” above.

(3)	TC: Time Charter; BB: Bareboat Charter.

(4)	Earliest possible redelivery date.

(5)	DWT: Dead Weight Ton, TEU: Twenty-foot Equivalent Units, CBM: Cubic Meter.

(6)	In 2019, each of the vessel-owning companies of the LNG/C Aristos I, the LNG/C Aristidis I and the LNG/C Attalos, entered into a time charter agreement with BP for a period of 3 years (+/- 30 days). The charterers have three two-year options (+/- 30 days) and one three-year option (+/- 30 days). The charters of the LNG/C Aristos I and the LNG/C Aristidis I commenced in November 2020 and January 2021 respectively. The charter of the LNG/C Attalos commenced in November 2022, previously the vessel was under a 15-month (+/- 30 days) time charter with BP. In February and March 2023, the charterer exercised its first option to extend the time charter of the LNG/C Aristos I and LNG/C Aristidis I by two years (+/- 30 days), respectively. In February 2025, the charterer exercised all the remaining options for all vessels.

(7)	In April 2021, each of the vessel-owning companies of the LNG/C Aristarchos and the LNG/C Asklipios, entered into a time charter agreement with Cheniere until March 15, 2025 (+/- 30 days) and February 5, 2025 (+/- 30 days). Each charter has two one-year options (+/- 30 days). The charters of the LNG/C Aristarchos and the LNG/C Asklipios commenced in June 2021 and September 2021, respectively. In August 2022 both vessels amended their time charter agreement with Cheniere and extended them until June 14, 2031 (+/- 30 days) and September 28, 2031 (+/- 30 days), respectively. After the amendment each charter has two two-year options (+/- 30 days).

(8)	In July 2021, the vessel-owning company of the LNG/C Adamastos entered into a time charter agreement with Engie for a period of 1,890 days (+90/-45 days) or for a period of 2,620 days (+90/-45 days) if the charterer exercises its option on or prior to May 2023. The charter of the LNG/C Adamastos commenced in August 2021. In May 2022, the charterer elected the second period of 2,620 days (+90/-45 days).

(9)	In January 2022, the vessel-owning company of the LNG/C Asterix I, entered into a time charter agreement with Hartree for a period of 1,825 days (+/-60 days) or for a period of 2,555 days (+/-60 days) if the charterer exercises its option on or prior to January 2025. The charter has one two-year option (+/- 30 days). In January 2023, the charterer selected the period of 2,555 days (+/-60 days). The charter of the LNG/C Asterix I commenced in February 2023.

(10)	In June 2021, the vessel-owning company of the M/V Itajai Express entered into a time charter agreement with Hapag-Lloyd for a period of 120 months (+/-90 days). The charterer have three two-year options (+/- 45 days). The charter of the M/V Itajai Express commenced in January 2023.

(11)	In October 2022, the company owning the LNG/C Amore Mio I, entered into a time charter agreement with Qatar Energy Trading for a period of up to October 1, 2026 (+/- 30 days). The time charter of the LNG/C Amore Mio I commenced on October 31, 2023.

(12)	In November 2023, the company owning the LNG/C Axios II agreed with BGT to enter into a seven year (+/-30 days) Bareboat charter. The charterer has the option to extend the charter for 36 months (+/- 30 days). The bareboat charter of the LNG/C Axios II commenced in January 2025.

(13)	In November 2022, the company owning the LNG/C Assos entered into a 10 year(+/- 30 days) time charter with Tokyo Gas. The time charter of the LNG/C Assos commenced on May 31,2024.

(14)	In August 2023, the company owning the LNG/C Aktoras agreed with BGT to enter into a seven year (+/- 30 days) Bareboat charter. The charterer has the option to extend the charter for 36 months (+/- 30 days). The bareboat charter of the LNG/C Aktoras commenced on June 5, 2024.

(15)	In May 2023, the company owning the LNG/C Apostolos entered into a time charter agreement with Jera for a period of up to December 31, 2034 (+/- 60 days). The charterer has the option to extend the charter for 3 years (+/- 60 days). The time charter of the LNG/C Apostolos commenced on June 28, 2024.

(16)	In December 2025, the company owning the LCO2 – HMG/C Active agreed with Geogas to enter into a 180 days (+/- 15 days) time charter, transporting LPG. The charterer has the option to extend the charter for an additional 180 days (+/- 15 days). The time charter of the LCO2 – HMG/C Active commenced on February 5, 2026.

68	Table of Contents

Our Charters

Our on-the-water vessels are chartered with remaining revenue-weighted charter duration of approximately 6.5 years as of March 31, 2026. Under certain circumstances, we may operate our vessels in the spot market or certain of our vessels may remain idle until they are fixed under appropriate medium- to long-term charters. As our vessels come up for re-chartering, depending on the prevailing market rates, we may not be able to re-charter them at levels similar to their current charters, or at all, which may affect our business, financial condition, results of operations, cash flows, and ability to pay cash dividends and service or refinance our debt. Please read “—Our Fleet” above for more information on our time charters, including counterparties, expected expiration dates of the charters and daily charter rates.

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

Seasonality

We seek to operate our vessels under medium- to long-term charters and are not generally subject to the effect of seasonal variations in demand.

69	Table of Contents

Management of Ship Operations, Administration and Safety

Our objective is to run our operations in a safe, efficient and cost-effective manner. To that end, our Managers provide expertise in various functions critical to our operations. Specifically, pursuant to the management and administrative services agreements we have entered into with them, our Managers grant us access to human resources, financial and other administrative services, including bookkeeping, audit and accounting services, administrative and clerical services, banking and financial services, client, investor relations, information technology and technical management services, including commercial management of the vessels, vessel maintenance and crewing (not required for vessels subject to bareboat charters), procurement, insurance and shipyard supervision.

In compliance with the IMO’s ISM code, our Managers operate under safety management systems certified by Lloyd’s Register of Shipping (“LRS”). Capital-Containers management systems also comply with the Environmental Management Standard ISO 14001, the Occupational Health & Safety Management System ISO 45001 and the Energy Management Standard 50001, all of which are certified by LRS. In addition, Capital-Containers has implemented an “Integrated Management System Approach” verified by the LRS.

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

Capital-Gas Management currently outsources in part the crewing of four LNG/C vessels to third parties.

Crewing and Staff

Capital-Containers and Capital-Gas Management, through a Capital Maritime subsidiary in Romania and crewing offices in Romania, Russia and the Philippines, recruit senior officers and crews for our vessels. Our vessels are currently manned primarily by Greek, Ukrainian, Romanian and Russian officers and Filipino ratings. We believe that Capital-Containers and Capital Gas have significant experience in operating vessels in this configuration and have access to a pool of certified and experienced crew members whom they can recruit to man our vessels. In addition, Capital-Gas Management also recruits crew for our LNG/C vessels through third-party managers and manning offices.

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

70	Table of Contents

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

For the maintenance of the class certificate, regular and occasional surveys of hull and machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•	Annual surveys, which are conducted for the hull and the machinery at intervals of 12 months (or up to 15 months) from the date of commencement of the class period indicated on the certificate.
•	A bottom survey, which is an examination of the outside of the ship’s bottom and related items, and is normally carried out with the ship in dry-dock. However, the classification society may give consideration to alternate examination while the ship is afloat as an in-water survey. An in-water survey is not be permitted for ships 15 years of age and over that are assigned the notation ESP. A minimum of two bottom surveys are to be held in each five-year special survey period and the maximum interval between successive bottom surveys may not exceed three years. One of the two bottom surveys required in each five-year period is to coincide with the special survey. Non-ESP vessels (i.e., containers and LNG) are eligible to apply to the flag administration for the vessel to be placed on an Extended Dry-Docking (“EDD”) regime thus extending the bottom surveys to 7.5 years. The EDD scheme provides commercial flexibility and reduced operating expenses during the survey periods.
•	Intermediate surveys, which are extended annual surveys and are typically conducted each two and a half years (or up to three years) after completion of each class renewal survey. In the case of newbuilds or vessels of up to 15 years of age, the requirements of the intermediate survey can be met through an underwater inspection in lieu of dry-docking the vessel. Intermediate surveys may be carried out on the occasion of the second or third annual survey.
•	Vessels above 15 years of age, subject to enhanced survey requirements, are also dry-docked twice during each five-year cycle for inspection of the underwater parts and any deficiencies identified during the inspections need to be rectified either during the inspection or at a later stage if that is found to be appropriate based on its classification society. The classification surveyor in this case will issue a “recommendation” which must be rectified by the ship-owner within prescribed time limits.

71	Table of Contents

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

We believe our current insurance program is prudent. We currently carry the traditional range of marine and liability insurance coverage for each of our vessels to protect against most of the accident-related risks involved in the conduct of our business. Specifically we carry:

•	Hull and machinery insurance, which covers loss of or damage to a vessel due to marine perils such as collisions, grounding and heavy weather. Coverage is usually to an agreed “insured value” which, as a matter of policy, is never less than the particular vessel’s fair market value. Cover is subject to policy deductibles which are always subject to change;

72	Table of Contents

•	Increased value insurance, which enhances hull and machinery insurance cover by increasing the insured value of the vessels in the event of a total loss casualty;

•	Protection and indemnity insurance, which is the principal coverage for third-party liabilities and indemnifies against such liabilities incurred while operating vessels, including injury to the crew, third parties, cargo or third-party property loss (including oil pollution) for which the shipowner is responsible. We carry the current maximum available amount of coverage for oil pollution risks, $1.0 billion per vessel per incident;
•	War risks insurance, which covers such items as piracy and terrorism; and
•	Freight, demurrage and defense cover, which is a form of legal costs insurance covering certain costs of prosecuting or defending commercial (usually uninsured operating) claims.

Not all risks are insured and not all risks are insurable. The principal insurable risks, which remain uninsured across our fleet, are “loss of hire” and “strikes”.

The following table sets forth certain information regarding our insurance coverage as of December 31, 2025:

Type	Aggregate Sum Insured for All Vessels in Our Existing Fleet
Hull and Machinery	$3.4 billion
Increased Value (including Excess Liabilities)	$731.7 million additional “total loss” coverage
Hull & Machinery (War Risks)	$4.1 billion
Protection and Indemnity (P&I) Pollution Liability Claims	Up to $1.0 billion per incident per vessel

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

Regulation

General

Our operations and our status as an operator and manager of ships are extensively regulated by international conventions, National Maritime Regulations of Country of Registry, Classification Rules and Regulations, IACS Quality Standards, U.S. federal, state and local as well as non-U.S. health, safety and environmental protection laws and regulations, including, the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Ports and Waterways Safety Act of 1972, the Act to Prevent Pollution from Ships, the U.S. Clean Air Act (“Clean Air Act”), the U.S. Water Pollution Control Act (“Clean Water Act”) as amended by the Oil Pollution Act of 1990, Japanese Marine traffic safety laws, Australian Marine Orders regarding stevedores safety, as well as regulations adopted by the IMO and the EU, State air emission requirements, IMO/United States Coast Guard (“USCG”)/Environmental Protection Agency (“EPA”) pollution regulations and various SOLAS amendments, International Labour Organization (“ILO”) regulations, International Telecommunications Union (“ITU”) regulations, as well as insurance requirements and other regulations described below. In addition, various jurisdictions either have or are adopting ballast water management conventions to prevent the introduction of non-indigenous invasive species, and designating local air emission control areas. Compliance with these laws, regulations and other requirements could entail additional expenses, including vessel modifications and implementation of additional operating procedures.

73	Table of Contents

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

Under OPA 90, vessel operators, including vessel owners, managers and bareboat or “demise” charterers, are “responsible parties” who share strict joint and several liability for all containment and clean-up costs and other damages arising from oil spills from their vessels. These “responsible parties” would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. OPA 90 liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, is the greater of $1,200 per gross ton or $997,000 (subject to periodic adjustment for inflation). However, these limits of liability do not apply if an incident was proximately caused by the violation of an applicable United States federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act. OPA 90 specifically permits individual states to impose their own additional liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states, notably California, Florida, Maine, and Washington, have enacted legislation providing for increased liability for discharge of pollutants within their waters.

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

74	Table of Contents

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

The Clean Air Act requires the EPA to promulgate standards applicable to emissions of volatile organic compounds, hazardous air pollutants, greenhouse gases and other air contaminants. The Clean Air Act also requires states to draft State Implementation Plans (“SIPs”) designed to attain national health-based air quality standards, which have significant regulatory impacts in controlling air emissions from all sources. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Individual states, including California, also regulate vessel emissions within state waters. California also has adopted fuel content regulations that will apply to all vessels sailing within 24 miles of the California coastline or whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. In addition, the IMO designates areas extending 200 miles from the U.S. territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Sulphur Emission Control Areas and NOx Emission Control Areas under amendments to the Annex VI of MARPOL (discussed below). In addition, regulatory initiatives to require cold-ironing (shore-based power while docked) have been adopted in California and cold-ironing or alternative emission reduction measures are under consideration, have been adopted, or are in the process of adoption in a number of other jurisdictions to reduce air emissions from docked ships. Compliance with these regulations entails significant capital expenditures or otherwise increases the costs of our operations.

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

75	Table of Contents

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

Korea Requirements

From 1 September 2020, the South Korea government implemented mandatory Sulphur Emission Control Areas (SECAs) requiring the use of 0.1% sulphur fuel by ships in specified port areas. The following seaport areas became Korean SECAs, Incheon (including Gyeongin port), Pyeongtaek Dangjin Yeosu Gwangyang (including Hadong port) Busan Ulsan.

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

The EU has developed a legislative package, called “Fit for 55” aimed to pave the way to the 2030 GHG emissions target. It is considered one of the most ambitious regulatory frameworks to reverse climate change and build a sustainable economy and it is in line with the Paris Agreement objective to keep the global temperature increase to well below 2° C and pursues efforts to keep it below 1.5° C. The legislative package consists of both new technical and market based regulations along with the revision of existing ones. The “Fit for 55” package was tabled in July 2021 to respond to the requirements in the EU Climate Law to reduce Europe’s net GHG emissions and updated when the European Commission proposed more ambitious targets on renewable energy and energy efficiency in the “REPowerEU” plan to respond to Russia’s invasion of Ukraine and boost Europe’s energy security. The final legislative package is expected to reduce EU net GHG emissions by 57% by 2030. While this legislative package is a central part of the European “Green Deal”, work continues on other pending legislative files and proposals, and on the implementation of legislation in the Member States.

76	Table of Contents

The EU began accounting for seaborne emissions generated in European territorial waters in 2018 with the EU MRV Regulation. In the context of the “Fit for 55” legislative package, the proposals affecting the maritime industry are:

•	ETS Directive: The EU has determined that maritime shipping will be included in the ETS as from 2024 in the absence of a comparable system operating under the IMO, with the ships presently reporting emissions under the EU MRV Regulation required to purchase CO2 emission credits. The revision of the ETS entered into force on June 5, 2023. From January 1, 2024, the maritime industry has been gradually integrated into the ETS. Shipping companies operating in European territorial waters are required to submit at the end of each reporting period the equivalent amount of European Emissions Allowances (“EUAs”) based on their verified monitored emissions of the previous year. The emissions covered under the ETS are:

•	100% of the emissions of intra EU voyages;
•	50% of the emissions of voyages departing from or arriving to a port of a member State and a port of a third country;
•	100% of the emissions generated at berth in EU port.

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

In line with the “polluter pays” principle, a shipping company could, by means of a contractual arrangement, hold the entity that is directly responsible for the decisions affecting the CO2 emissions of the ship accountable for the compliance costs under the ETS. This entity would normally be the entity that is responsible for the choice of fuel, route and speed of the ship.

During the fourth quarter of 2023, we took proactive steps to prepare for upcoming ETS regulation by:

•	quantifying and projecting our EUAs exposure;
•	identifying operational processes that need to be established to comply with the regulations;
•	revising and enhancing our legal documentation and time charter agreements to align with regulatory requirements; and
77	Table of Contents

•	configuring systems for monitoring and reporting.

These actions were aimed at ensuring our readiness and compliance with the evolving regulatory landscape.

During 2024, we:

•	proceeded with the opening of Maritime Operating Holding Accounts in compliance with regulatory directives;
•	proceeded on exchanging and reconciling data with involved stakeholders;
•	strengthened our operations and systems to support the new regulations;
•	established robust EUA procurement platforms with reputable counterparties, ensuring efficient EUA acquisitions when required; and
•	incorporated emissions-related costs into our commercial arrangements, including through charterparty provisions and/or emissions clauses, providing for the pass-through of such costs to charterers.

During 2025, we:

•	fulfilled all applicable ETS compliance obligations, including the collection of EUAs from charterers and the timely surrender of allowances to the competent administrative authorities;
•	ensured that all vessels were fully compliant with ETS requirements; and
•	obtained and maintained onboard the vessels the relevant documents of compliance for all applicable vessels.
•	FuelEU Regulation: This is a technical measure that incentivizes the production and uptake of sustainable low carbon and renewable fuels. From January 1, 2025, the GHG intensity of energy consumed onboard vessels on European voyages is evaluated on a well-to-wake (“WtW”) basis. Starting from 2025, an upper limit of GHG intensity—which is calculated based on the EU MRV data from 2020—will be gradually decreased every five years from 2% in 2025 to 80% in 2050. The regulation sets an upper limit on energy’s GHG intensity, expressed in gCO2eq/megajoule. The reference value is set at 91.16 grams of CO2e per megajoule based on energy used on board by ships in 2020, determined by the reported data in the framework of Regulation (EU) 2015/757, EU MRV. In order to ensure that the energy used on board will be less carbon intensive over time, the GHG intensity limit will be periodically reduced. For each reporting year, the energy used on board must be below the reference GHG intensity. If the actual GHG intensity is higher, a remedial penalty will be imposed. When a ship has a compliance deficit for two or more consecutive reporting periods, the remedial penalty will be multiplied by a factor that is increased for each year of non-compliance. The progressive reduction of upper limit of GHG intensity is intended to incentivize the development and uptake of biofuels and renewable fuels of non-biological origin (“RFNBOs”). Furthermore, the regulation permits a ship to bank a compliance surplus during a reporting period and use it in the following reporting period. In addition, several vessels of the same or different owners may create a compliance pool so as to take advantage of their aggregate surplus.

Additionally, from January 1, 2030, containerships and passenger ships will be required to adopt cold-ironing by connecting to onshore power supply (“OPS”) and use it for all energy needs while at berth in a port of call under the jurisdiction of a Member State. Similar to the ETS, non-compliance may lead to fines and vessels being banned from EU waters.

The FuelEU Regulation supports LNG as a transitional fuel, allowing LNG-powered vessels, like ours, to comply up to the reporting period of 2035 to 2040. Moreover, the FuelEU Regulation “pooling” mechanism may create upside potential. After conducting an internal assessment of the impact of the FuelEU Regulation on our fleet, we anticipate that we will not incur any penalties in the short to medium term.

78	Table of Contents

During 2025, we:

•	implemented internal system upgrades to support the calculation, monitoring and reporting of FuelEU Regulation compliance metrics, including GHG intensity and energy use;

•	established processes and controls for data collection, verification and submission in line with regulatory requirements; and

•	enhanced our operational and reporting framework to ensure readiness for compliance with FuelEU Regulation obligations.

•	Alternative Fuel Infrastructure Regulation (“AFIR”): In July 2023, AFIR was revised to support the objectives of the FuelEU Regulation by requiring EU Member States to speed up the provision of LNG bunkering terminals and OPS in major ports as follows:

•	Containerships and passenger ship terminals are required to have provisions by January 1, 2030 for OPS that meet 90% of the expected demand of those ports for containerships and passenger ships over 5,000 gross tonnage, where there are a certain number of port calls by those ship.

•	Sets targets from 1 January 2025 for the supply of liquid methane through an appropriate number of refueling points (as determined by the Member States) in maritime ports. These targets are aligned and consistent with the FuelEU Regulation.

•	Renewable Energy Directive (“RED II”): In November 2016, the European Commission published its Clean Energy for all Europeans initiative. As part of this package, the Commission adopted a legislative proposal for a recast of the Renewable Energy Directive. In the context of the co-decision procedure, a final compromise text among the EU institutions was agreed in June 2018. In December 2018, the revised renewable energy directive 2018/2001/EU entered into force. In RED II, the overall EU target for Renewable Energy Sources consumption by 2030 has been raised to 32%. The Commission’s original proposal did not include a transport sub-target, which has been introduced by co-legislators in the final agreement: Member States must require fuel suppliers to supply a minimum of 14% of the energy consumed in road and rail transport by 2030 as renewable energy. The Directive 2009/28/EC specifies national renewable energy targets for 2020 for each country, taking into account its starting point and overall potential for renewables. These targets range from a low of 10% in Malta to a high of 49% in Sweden. The RED II defines a series of sustainability and GHG emission criteria that bioliquids used in transport must comply with to be counted towards the overall 14% target and to be eligible for financial support by public authorities. Some of these criteria are the same as in the original RED, while others are new or reformulated. In particular, the RED II introduces sustainability for forestry feedstocks as well as GHG criteria for solid and gaseous biomass fuels. Default GHG emission values and calculation rules are provided in Annex V (for liquid biofuels) and Annex VI (for solid and gaseous biomass for power and heat production) of the RED II. The Commission can revise and update the default values of GHG emissions when technological developments make it necessary. Economic operators have the option to either use default GHG intensity values provided in RED II or to calculate actual values for their pathway.

•	Energy Taxation Directive: A revision of the Energy Taxation Directive has been proposed to align the taxation of energy products and electricity with the EU’s energy, environment and climate policies. This will be done by taxing fuels that pollute at higher rates than those of less polluting and more sustainable alternative fuels. A specific provision of the proposal affecting the maritime transport sector is to remove tax exemption from conventional fuels used between EU ports and incentivize the uptake of alternative fuels by keeping them tax exempt for a transitional period of 10 years. Member States can also apply a tax exemption to shore-side electricity to incentivize its use.

79	Table of Contents

•	Corporate Sustainability Due Diligence Directive: On July 25, 2024, the Directive on corporate sustainability due diligence (Directive 2024/1760) (“CS3D”) entered into force. The aim of the CS3D is to foster sustainable and responsible corporate behavior in companies’ operations and across their global value chains. The new rules will ensure that companies in scope identify and address adverse human rights and environmental impacts of their actions inside and outside Europe. The CS3D sets out an obligation for large companies to adopt and put into effect, through best efforts, a transition plan for climate change mitigation aligned with the 2050 climate neutrality objective of the Paris Agreement as well as intermediate targets under the European Climate Law. An omnibus proposal to amend the Corporate Sustainability Due Diligence Directive with a view to simplifying the duties and reducing regulatory burden, while preserving the original policy objectives was adopted by the European Commission in February 2025. The Council and the European Parliament reached a provisional agreement on the proposed legislation in December 2025, and further developments are expected in 2026. Under the provisional agreement, Member States will have to transpose the CS3D into national law by 26 July 2028. Companies will have to comply with the new measures by July 2029. In addition, the provisional agreement increases the thresholds for the application of the CS3D to 5,000 employees and €1.5 billion net turnover. Subject to further negotiations between the co-legislators and transposition of the CS3D into national law, we may become subject to the CS3D. If we become subject to the CS3D, we would be responsible for the costs of establishing and operating the due diligence process and any transition costs, including expenditure and investments to adapt our operations and value chains to comply with the due diligence obligation, if needed.

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

80	Table of Contents

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

Vessels that transport gas, including LNG/C vessels and LPG carriers, are also subject to the International Gas Carrier Code (“IGC”) which provides a standard for the safe carriage of LNG, LPG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. Each of our vessels is in compliance with the IGC Code. The relevant Manager holds a document of compliance under the ISM code for operation of gas carriers.

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

81	Table of Contents

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

ii       New Emission Control Areas

The IMO has designated several new ECAs where stricter limits on sulphur and NOx apply. These include the Baltic Sea, North Sea, North American ECA, and United States Caribbean Sea ECA. A Mediterranean ECA has been established imposing a 0.10% sulphur limit in the region from May, 1, 2025. Compliance with ECA regulations requires the use of low-sulphur fuels, scrubbers, or alternative fuels.

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

iv       Biofouling Management

The IMO has developed guidelines for the control and management of ships’ biofouling to minimize the transfer of invasive aquatic species. While not yet mandatory, these guidelines are becoming increasingly important, and some countries are starting to implement their own biofouling regulations. Compliance with these guidelines will require regular hull inspections and cleaning to prevent the spread of invasive species. As of the date of this Annual Report, all of our vessels are equipped with BWTS.

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

82	Table of Contents

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

The Kyoto Protocol to the United Nations Framework Convention on Climate Change, or Kyoto Protocol, requires participating countries to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which contribute to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, new treaties may be adopted in the future that include restrictions on shipping emissions. The EU also has indicated that it intends to propose an expansion of the existing ETS to include emissions of greenhouse gases from vessels. In addition, the EPA has begun regulating greenhouse gas emissions under the Clean Air Act and climate change initiatives have been adopted by state and local jurisdictions and are being considered in the U.S. Congress. A consensus agreement reached at the 2015 United Nations Climate Change Conference in Paris and ratified in October 2016 commits participating nations to reduce greenhouse gas emissions with a goal of keeping global temperature increases well below two degrees Celsius, above pre-industrial levels and pursuing efforts to limit the temperature increase to 1.5°C above pre-industrial levels with regular five-year reviews of progress beginning in 2023. National and multilateral efforts to meet these goals could result in reductions in the use of carbon fuels generally, and stricter limits on greenhouse gas emissions from ships in particular. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate that restrict emissions of greenhouse gases could have a financial impact on our operations that we cannot predict with certainty at this time. In addition, scientific studies have indicated that increasing concentrations of greenhouse gases in the atmosphere can produce climate changes with significant physical effects, such as increased frequency and severity of storms, floods and other severe weather events that could affect our operations. Increased concern over the effects of climate change may also affect energy strategies and consumption patterns which could adversely affect demand for the marine transport of petroleum and/or LNG products.

IMO continues to contribute to the global fight against climate change, in support of the UN Sustainable Development Goal 13, to take urgent action to combat climate change and its impacts. In 2018, IMO adopted an initial strategy on the reduction of GHG emissions from ships, setting out a vision which confirms IMO’s commitment to reducing GHG emissions from international shipping and to phasing them out as soon as possible. The initial GHG strategy envisages, in particular, a reduction in carbon intensity of international shipping (to reduce CO2 emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008), and that total annual GHG emissions from international shipping be reduced by at least 50% by 2050 compared to 2008. In June 2021, the IMO adopted extensive new CO2 regulations applicable to existing ships. The Energy Efficiency Existing Ship Index (“EEXI”) addresses the technical efficiency of ships and the Carbon Intensity Indicator (“CII”) rating scheme addresses the operational efficiency of ships. A ship’s EEXI is a one-time certification and it indicates the ship’s energy efficiency compared to a baseline derived from the ship’s Energy Efficiency Design Index. The calculated attained EEXI value for each individual ship must be below the required EEXI to ensure the ship meets a minimum energy efficiency standard. An energy efficiency certificate is issued when the EEXI is verified, which must be no later than the first annual, intermediate or renewal International Air Pollution Prevention survey or, for ships delivered after January 1, 2023, delivery of the initial International Energy Efficiency certificate. From 2023, the CII requirements took effect for our entire fleet, with the first annual reporting on carbon intensity completed in 2023 and the first rating to be given in 2024. Within 3 months after the end of each calendar year, ships are required to calculate the attained annual operational CII over a 12-month period using data from the IMO Data Collection System and report it to its flag administration or recognized organization who is required to:

•	determine whether the data has been properly reported,
•	verify the attained annual operational CII,
83	Table of Contents

•	determine the operational carbon intensity rating (A, B, C, D or E)

•	issue a Statement of Compliance related to fuel oil consumption reporting and annual operational carbon intensity rating.

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

Moreover, the MEPC held its 80th session from July 3 to July 7, 2023 and reached consensus on the revision of its Initial IMO Strategy on Reduction of GHG Emissions from Ships and approved the 2023 IMO Strategy on Reduction of GHG Emissions from Ships (the “2023 IMO GHG Reduction Strategy”).

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
4.	reducing GHG emissions from international shipping to net zero by or around 2050, with peak GHG emissions from international shipping occurring as soon as possible.

In addition, the Committee established two indicative checkpoints to reach net-zero GHG emissions from international shipping:

i	reducing the total annual GHG emissions from international shipping by at least 20% (striving for 30%) by 2030, compared to 2008; and
ii	reducing the total annual GHG emissions from international shipping by at least 70% (striving for 80%) by 2040, compared to 2008.
84	Table of Contents

The Committee agreed on the following timelines for the candidate measures set out in the 2023 IMO GHG Reduction Strategy:

•	review of the short-term mandatory goal-based technical and operational measures completed by January 1, 2026;
•	finalize and agree upon mid-term GHG reduction measures by 2025 (other candidate mid-term GHG reduction measures may be finalized and agreed between 2023 and 2030); and
•	finalize and agree upon long-term GHG reduction measures as part of the 2028 review of the 2023 IMO GHG Reduction Strategy.

At its 83rd session in April 2025, the MEPC approved the NZF in principle. However, at an extraordinary session in October 2025, formal adoption was deferred following a vote to adjourn for 12 months. Discussions are expected to continue in 2026, alongside the development of implementation guidelines. If adopted, the NZF may impose obligations and result in additional costs for vessel owners and operators, including fuel-intensity requirements (potentially requiring technical upgrades, the use of alternative fuels, and/or operational changes) and compliance mechanisms such as the purchase compliance units or payment a carbon fee, which could increase operating costs. Vessels exceeding targets may receive tradable credits, subject to the final design of the system.

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

We are a corporation organized in the Republic of the Marshall Islands. Please read “Item 4. Information on the Company—A. History and Development of the Company—Developments in 2025” for further information on our conversion from a Marshall Islands limited partnership to a corporation. As of the date of this Annual Report, the Company has 48 subsidiaries which are incorporated in the Marshall Islands, Liberia and Cyprus. Of our subsidiaries, 14 either own or leaseback vessels in our fleet and 16 own vessels under construction. Our subsidiaries are wholly-owned by us. A list of our subsidiaries as of the date of this Annual Report is set forth in Exhibit 8.1 to this Annual Report.

Please also see Note 1 (Basis of Presentation and General Information) to our Financial Statements for a list of our significant subsidiaries as of December 31, 2025.

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

85	Table of Contents

Following our announcement on November 13, 2023 of our intention to shift our business focus towards LNG and energy transition shipping and gradually divest from our non-core assets, since December 2023 we have completed the sale of 14 legacy container vessels as set forth in the following table.

Name of Vessel	Type	TEU	Memorandum of Agreement Date	Delivery/Expected Delivery
M/V Akadimos	Neo Panamax Container Vessel	9,288	January 31, 2024	March 8, 2024
M/V Long Beach Express	Panamax Container Vessel	5,089	December 15, 2023	February 26, 2024
M/V Seattle Express	Panamax Container Vessel	5,089	February 14, 2024	April 26, 2024
M/V Fos Express	Panamax Container Vessel	5,089	February 14, 2024	May 3, 2024
M/V Athenian	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Athos	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Aristomenis	Neo Panamax Container Vessel	9,954	March 1, 2024	May 3, 2024
M/V Hyundai Premium	Neo Panamax Container Vessel	5,023	September 12, 2024	November 22, 2024
M/V Hyundai Paramount	Neo Panamax Container Vessel	5,023	September 12, 2024	December 20, 2024
M/V Hyundai Prestige	Neo Panamax Container Vessel	5,023	September 12, 2024	December 5, 2024
M/V Hyundai Privilege	Neo Panamax Container Vessel	5,023	September 12, 2024	January 10, 2025
M/V Hyundai Platinum	Neo Panamax Container Vessel	5,023	September 12, 2024	March 10, 2025
M/V Manzanillo Express	Neo Panamax Container Vessel	13,312	August 7, 2025	October 6, 2025
M/V Buenaventura Express	Neo Panamax Container Vessel	13,696	October 29, 2025	January 19, 2026

We determined that the assets and liabilities, results of operations and cash flows of these 14 legacy container vessels met the criteria to be reported in discontinued operations. As a result, in this Annual Report and the accompanying Financial Statements, these 14 legacy container vessels are reported as discontinued operations for all periods presented. See Note 3 (Discontinued Operations) to our Financial Statements included herein. The one legacy container vessel that remains in our on-the-water fleet, the M/V Itajai Express, continues to be reported in our continuing operations. The following financial information and discussion relate to results of operations from continuing operations. Please also refer to Note 3 (Discontinued Operations) in our audited consolidated financial statements for the year ended December 31, 2025 and 2024 included elsewhere herein.

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

86	Table of Contents

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

In connection with the Umbrella Agreement, we have agreed with Capital Maritime and CGP LLC to change our business focus to concentrate on the LNG/C market. As part of this change in business focus, and pursuant to the Umbrella Agreement, we have disposed of all of our legacy container carrier vessels, except for the M/V Itajai Express and committed to abstain from acquiring additional container vessels. In addition to our commitment to concentrate our business on the LNG/C market, we also expect to focus on the LPG carriage market and the wider energy transition gas market. While we have taken significant steps to change our business focus to concentrate on the LNG/C market, the LPG carriage market and the wider energy transition gas market such as the carriage of low carbon ammonia and LCO2, we can provide no assurances that in the future we will not return to the container market or the dry bulk market, or that we will not explore additional shipping markets beyond the LNG/C and the LPG carriage markets. We can also provide no assurances as to whether or when we will complete the disposition of our legacy container vessel. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We may not realize the benefits anticipated from our change in business focus to concentrate on the LNG/C market, the LPG carriage market and the wider energy transition gas market, which could adversely affect the value of our securities” above.

We generally rely on external financing sources, including bank borrowings and sale-leaseback arrangements and, depending on market conditions, the issuance of debt and equity securities, to fund the acquisition of new vessels. See “—B. Liquidity and Capital Resources” below.

As of December 31, 2025, the Marinakis family, including Evangelos M. Marinakis, the chairman of Capital Maritime, our sponsor, may be deemed to beneficially own 58.7% of our common shares through, among others, Capital Maritime, Capital Gas and CGP LLC.

Our Charters

We generate revenues by charging our charterers for the use of our vessels.

Historically, our vessels were chartered under time or bareboat charter agreements. As of December 31, 2025, all of our on-the-water vessels were employed under either time or bareboat charters.

Our on-the-water vessels are currently under contracts with BGT, BP, Cheniere, Engie, Hapag-Lloyd, Hartree, Jera, Qatar Energy Trading, Tokyo Gas and Geogas and one on-the-water vessel has secured employment with BGN INT DMCC to commence in the first quarter of 2027.

The loss of, default by or restructuring of any significant charterer or a substantial decline in the amount of services requested by a significant charterer could harm our business, financial condition and results of operations. Please read “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We currently derive all of our revenues from a limited number of charterers and the loss of any charterer or charter could result in a significant loss of revenues and cash flows.”

Factors Affecting Our Future Results of Operations

We believe that the principal factors affecting our future results of operations are the economic, regulatory, financial, credit, political and governmental conditions prevailing in the shipping industry generally and in the countries and markets in which our vessels are chartered.

As of the date of this Annual Report, we are exposed to the LNG/C market to a significant extent, since our fleet is comprised of 12 LNG/C vessels, one LCO2 – HMG/C vessel and one legacy container carrier vessel. In addition, our Under Construction Fleet includes nine additional latest generation LNG/C vessels, six dual-fuel MG/Cs and three LCO2 – HMG/C vessels, to be delivered between the second quarter of 2026 and the first quarter of 2029.

87	Table of Contents

As the vessels in our Gas Fleet are delivered to the Company, our exposure to the LPG carriage and the wider energy transition gas markets will increase.

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

Some of the key factors that may affect our business, future financial condition, results of operations and cash flow include the following:

•	supply and demand for LNG, LPG, ammonia and containerized goods;
•	supply and orderbook of vessels, including, LNG/C, LPG carrier and container vessels;
•	the progress of development of large-scale markets for the carriage of low carbon ammonia and LCO2
•	the continuing demand for goods from China, India and Brazil and other emerging markets and developments in international trade including threats and/or imposition of trade tariffs;
•	time charter hire levels and our ability to enter our vessels into long-term charters at competitive rates as their current charters expire;
•	the impact of the international conflicts, including the conflicts between Russia and Ukraine and in the Middle East, on the global economy in general, and on the oil and gas industry in particular;
•	our ability to comply with the covenants in our financing arrangements, including covenants relating to the maintenance of vessel value ratios;
•	developments in vessel values, which might affect our ability to comply with certain covenants under our financing arrangements and/or refinance our debt;
•	the relationships and reputations of our Managers and Capital Maritime in the shipping industry;
•	the effective and efficient technical management of our vessels;
•	the strength of and growth in the number of our customer relationships;
•	continued and consistent support from our Managers at comparable rates;
•	the prevailing spot market rates and the number of our vessels which we may operate in the spot market;
•	our level of debt and the related interest expense and amortization of principal, including the impact of increased interest rates on our floating rate debt;
•	the ability to increase the size of our fleet and make additional acquisitions that are accretive to our shareholders;
•	our access to debt and equity financing, and the cost of capital required to acquire additional vessels or to implement our business strategy;
88	Table of Contents

•	our ability to comply with maritime regulations and standards, including new environmental regulations and standards, and the costs associated therewith;

•	the costs associated with upcoming dry-docking of our vessels; and

•	regulatory developments, including the imposition of tariffs or penalties on vessels calling in key export or import ports such as the United States, EU and/or China.

Please read “Item 3. Key Information—D. Risk Factors” for a discussion of certain risks inherent in our business.

Factors to Consider When Evaluating Our Results

We believe it is important to consider the size and type of the vessels in our fleet when evaluating our results of operations. We have agreed to acquire nine additional latest generation LNG/C vessels, six dual-fuel MG/C vessels and three LCO2 – HMG/C vessels, to be delivered to the Company between the second quarter of 2026 and the first quarter of 2029. The weighted average number of vessels in our continuing operations on-the-water fleet increased by 1.3 vessels during the year 2025 compared to the year 2024. As our fleet grows or as we dispose of our vessels, our results of operations reflect the contribution to revenue of, and the expenses associated with, a varying number of vessels over time, which may affect the comparability of our results year-on-year.

Results of Operations

We have derived the following selected historical financial data for the years ended December 31, 2025, 2024 and 2023 from our Financial Statements. The table below should be read together with, and is qualified in its entirety by reference to, the Financial Statements. Our Financial Statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) as described in Note 2 (Significant Accounting Policies) to the Financial Statements. All numbers are in thousands of U.S. Dollars.

	2025	2024	2023
Income Statement Data:
Revenues	$392,706	$339,549	$219,196
Expenses:
Voyage expenses	7,733	9,833	11,619
Vessel operating expenses	59,083	50,170	37,928
Vessel operating expenses - related parties	9,144	8,722	6,165
General and administrative expenses	15,598	16,682	13,445
Vessel depreciation and amortization	87,213	76,454	47,559
Impairment of vessels	-	-	11,157
Operating income, net	213,935	177,688	91,323
Other (expense) / income, net:
Interest expense and finance cost	(103,128)	(125,760)	(84,330)
Other income, net	2,587	3,262	1,254
Total other (expense), net	(100,541)	(122,498)	(83,076)
Net income from continuing operations	113,394	55,190	8,247
Net income from discontinued operations	57,365	138,444	38,961
Net income from operations	170,759	193,634	47,208

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Our results of operations for the years ended December 31, 2025 and 2024 differ primarily due to:

•	the net increase in the weighted average number of vessels in our on-the-water fleet by 1.3 vessels;
89	Table of Contents

•	the net increase in the weighted average number of LNG/C vessels that are earning revenues and are incurring higher operating expenses compared to the rest of our on-the-water fleet by 1.3 vessels following the acquisition of three LNG/C vessels in the second quarter of 2024; and

•	the decrease in interest expense and finance cost during the year ended December 31, 2025, compared to the corresponding period in 2024, mainly attributable to the decrease in the weighted average interest rate charged on our debt partly set off by the increase in our average indebtedness.

Total Revenues

Total revenues, consisting of time and bareboat charter revenues, amounted to $392.7 million for the year ended December 31, 2025, compared to $339.5 million for the year ended December 31, 2024.

The increase of $53.2 million during the year ended December 31, 2025 was primarily attributable to the three LNG/C vessels we acquired in the second quarter of 2024, namely the LNG/C Apostolos, the LNG/C Aktoras and the LNG/C Assos. As a result, the average number of vessels in our fleet for the year ended December 31, 2025, increased by 1.3 vessels compared to the corresponding period in 2024.

Time and bareboat charter revenues are comprised of the charter hires received from unaffiliated third-party charterers and are generally affected by the number of vessel operating days, the weighted average number of vessels in our fleet and the charter rates.

For the year ended December 31, 2025, BP, BGT, Cheniere, Hartree and Qatar Energy Trading accounted for 18%, 16%, 14%, 10% and 10% of our revenues, respectively.

For information on the risks arising from a concentration of counterparties, see “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Operations—We currently derive all of our revenues from a limited number of charterers and the loss of any charterer or charter could result in a significant loss of revenues and cash flows.”

Please read “Item 4. Information on the Company—B. Business Overview—Our Fleet” and “—Our Charters” for information about the charters on our vessels, including daily charter rates.

Voyage Expenses

Total voyage expenses amounted to $7.7 million for the year ended December 31, 2025, compared to $9.8 million for the year ended December 31, 2024. The decrease of $2.1 million was mainly attributed to certain voyage expenses that were reimbursed to us by charterers during the year ended December 31, 2025 and higher costs incurred during the year ended December 31, 2024 for additional war risk premiums.

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

Vessel Operating Expenses

For the year ended December 31, 2025, our total vessel operating expenses amounted to $68.2 million compared to $58.9 million for the year ended December 31, 2024. The $9.3 million increase in total vessel operating expenses reflects the increase in the average number of vessels in our fleet compared to the corresponding period in 2024. In addition, during the year ended December 31, 2025, two of our LNG/C vessels underwent their special surveys resulting in our recognizing additional costs compared to the corresponding period in 2024.

90	Table of Contents

Total vessel operating expenses for the year ended December 31, 2025 include expenses of $9.1 million incurred under the management agreements we have with certain of our Managers, compared to $8.7 million during the year ended December 31, 2024.

See Note 12 (Voyage Expenses and Vessel Operating Expenses) to the Financial Statements for information on the composition of our vessel operating expenses.

General and Administrative Expenses

General and administrative expenses amounted to $15.6 million for the year ended December 31, 2025, compared to $16.7 million for the year ended December 31, 2024. The $1.1 million decrease in general and administrative expenses was mainly attributable to costs incurred in connection with the Conversion during the year ended December 31, 2024, partly offset by the increase in fees paid under the executive services agreement with CGP LLC and the higher costs in connection with our equity compensation incentive plan during the year ended December 31, 2025.

General and administrative expenses include board of directors’ fees and expenses, audit and certain legal fees, compensation cost related to our Omnibus Incentive Compensation Plan and other fees related to the expenses of the publicly traded corporation, the amortization associated with our equity incentive plan and the cost of the Conversion.

Vessel Depreciation and Amortization

Depreciation and amortization amounted to $87.2 million for the year ended December 31, 2025, compared to $76.5 million for the year ended December 31, 2024. The $10.7 million increase in vessel depreciation and amortization primarily reflects the net increase in the number of vessels in our fleet.

Generally, depreciation is expected to increase if the weighted average number of vessels in our fleet and/or our average acquisition cost of new vessels increase.

Interest expense and finance cost

Interest expense and finance costs amounted to $103.1 million for the year ended December 31, 2025, compared to $125.8 million for the year ended December 31, 2024. The decrease of $22.7 million primarily reflects the decrease in the weighted average interest rate charged on our debt partly set off by the increase in our average indebtedness compared to 2024.

Interest expense and finance costs include interest expense, amortization of financing charges, commitment fees and bank charges.

The weighted average interest rate on the debt outstanding under our financing arrangements for the year ended December 31, 2025, was 5.1%, compared to 6.5% for the year ended December 31, 2024. Please also refer to Note 8 (Long-Term Debt) to our Financial Statements.

Net Income

Net income from continuing operations for the year ended December 31, 2025, amounted to $113.4 million compared to $55.2 million for the year ended December 31, 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Our results of operations for the years ended December 31, 2024 and 2023 differ primarily due to:

•	the net increase in the weighted average number of vessels in our on-the-water fleet by 3.4 vessels;
91	Table of Contents

•	the net increase in the weighted average number of LNG/C vessels that are earning revenues and are incurring higher operating expenses compared to the rest of our on-the-water fleet by 3.8 vessels following the acquisitions of the LNG/C Axios II, LNG/C Assos, LNG/C Aktoras, and LNG/C Apostolos in the first half of 2024;

•	the net decrease in the weighted average number of dry bulk vessels by 0.9 vessels following the disposal of the M/V Cape Agamemnon in the fourth quarter of 2023;

•	the impairment charge we recognized in the year 2023 of $11.2 million in connection with the sale of the M/V Cape Agamemnon; and

•	the increase in our average indebtedness and the increase in the weighted average interest on our long-term debt, which increased to 6.5% for the year 2024 from 6.2% for the year 2023.

Total Revenues

Total revenues, consisting of time, bareboat and voyage charter revenues, amounted to $339.5 million for the year ended December 31, 2024 compared to $219.2 million for the year ended December 31, 2023.

The increase of $120.3 million was primarily a result of the net increase in the weighted average number of vessels in our on-the-water fleet by 3.4 vessels during the year ended December 31, 2024 mainly following the acquisitions of the LNG/C Axios II, LNG/C Assos, LNG/C Aktoras, and LNG/C Apostolos in the first half of 2024 partly offset by the sale of the M/V Cape Agamemnon in the fourth quarter of 2024.

Time, bareboat and voyage charter revenues are mainly comprised of the charter hires received from unaffiliated third-party charterers and are generally affected by the number of vessel operating days, the weighted average number of vessels in our fleet and the charter rates.

For the year ended December 31, 2024, BP, Cheniere, Hartree, and Qatar Energy Trading accounted for 23%, 17%, 12% and 12% of our revenues, respectively.

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

Voyage Expenses

Total voyage expenses amounted to $9.8 million for the year ended December 31, 2024, compared to $11.6 million for the year ended December 31, 2023. The decrease of $1.8 million was primarily attributable to the fact that none of our vessels operated under voyage charter during the year ended December 31, 2024, compared to one vessel during the corresponding period in 2023.

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

92	Table of Contents

Vessel Operating Expenses

For the year ended December 31, 2024, our total vessel operating expenses amounted to $58.9 million compared to $44.1 million for the year ended December 31, 2023. The $14.8 million increase in total vessel operating expenses primarily reflects the increase in the number of vessels in our fleet during 2024.

Total vessel operating expenses for the year ended December 31, 2024 include expenses of $8.7 million incurred under the management agreements we have with certain of our Managers, compared to $6.2 million during the year ended December 31, 2023.

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

Vessel Depreciation and Amortization

Depreciation and amortization amounted to $76.5 million for the year ended December 31, 2024, compared to $47.6 million for the year ended December 31, 2023. The $28.9 million increase in vessel depreciation and amortization primarily reflects the net increase in the number of vessels in our fleet and the higher average acquisition cost due to the LNG/C vessels acquisitions during the year ended December 31, 2024.

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

Interest expense and finance cost

Interest expense and finance costs amounted to $125.8 million for the year ended December 31, 2024, compared to $84.3 million for the year ended December 31, 2023. The increase of $41.5 million primarily reflects higher debt and interest costs incurred mainly as a result of higher average indebtedness and the increase in the weighted average interest rate for the year ended December 31, 2024, compared to 2023.

Interest expense and finance costs include interest expense, amortization of financing charges, commitment fees and bank charges.

93	Table of Contents

The weighted average interest rate on the debt outstanding under our financing arrangements for the year ended December 31, 2024, was 6.5%, compared to 6.2% for the year ended December 31, 2023. Please also refer to Note 8 (Long-Term Debt) to our Financial Statements.

Net Income

Net income from continuing operations for the year ended December 31, 2024 amounted to $55.2 million compared to $8.2 million for the year ended December 31, 2023.

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

As of December 31, 2025, total cash and cash equivalents (including restricted cash) were $294.9 million. Restricted cash under our financing arrangements amounted to $21.0 million. See also “—Borrowings (Financing Arrangements)” below for information regarding our financing arrangements.

Generally, our primary sources of funds have been cash from operations, bank borrowings, sale-leaseback arrangements and equity and debt securities offerings.

Cash from operations depends on our chartering activity. Depending on the prevailing market rates when our charters expire, we may not be able to re-charter our vessels at levels similar to their current charters, which may affect our future cash flows from operations. Cash flows from operations may be further affected by other factors described in “Item 3. Key Information-D. Risk Factors”.

Future minimum charter hire receipts, excluding any profit share revenue that may arise, based on non-cancellable time charter contracts, as of December 31, 2025 were:

Year ending December 31,	Amount in millions of U.S. Dollars.
2026	$ 349.5
2027	378.4
2028	433.3
2029	410.9
2030	385.3
Thereafter	799.7
Total	$ 2,757.1

Because we generally distribute all of our cash on hand at the end of each quarter after provision for reserves, we generally rely upon external financing sources, including bank borrowings and equity and debt securities offerings, to fund replacement, expansion and investment capital expenditures, and to refinance or repay outstanding indebtedness.

94	Table of Contents

Our ability to maintain and grow our asset base, including through further dropdown opportunities from Capital Maritime and its affiliates or acquisitions from third parties, and to pay or increase our dividends as well as tomaintain a strong balance sheet depends on, among other things, our ability to obtain required financing, access financial markets and refinance part or all of our existing indebtedness on commercially acceptable terms.

Subject to our ability to obtain required financing and access financial markets, we expect to continue to evaluate opportunities to acquire vessels and businesses.

As of December 31, 2025, total shareholders’ equity amounted to $1,499.4 million, an increase of $156.4 million compared to $1,343.0 million as of December 31, 2024. The increase reflects net income from operations of $170.8 million for the year ended December 31, 2025, the amortization associated with the equity incentive plan of $5.8 million, net proceeds of $0.2 million under the Company’s ATM Program and $16.4 million of common shares issued under our DRIP net of expenses, partly offset by dividends declared during the year for a total amount of $35.5 million and other comprehensive loss of $1.3 million relating to the net effect of the cross-currency swap agreement we designated as an accounting hedge. Please see “Item 4. Information on the Company—A. History and Development of the Company” and “Item 16. —E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for further detail on the Dividend Reinvestment Plan.

On November 13, 2023, we entered into the Umbrella Agreement with Capital Maritime and CGP LLC, which provides for the acquisition by the Company of the Umbrella Agreement Vessels from Capital Maritime for a total acquisition price of $3,130.0 million. On December 21, 2023, we closed the Umbrella Agreement and entered into 11 Vessel SPAs to acquire 100% of the equity interests in each vessel-owning company of the Umbrella Agreement Vessels. We closed the Vessel SPA for the LNG/C Amore Mio I concurrently with the closing of the Umbrella Agreement.

Upon entry into the Vessel SPAs for the Initial Vessels, namely the LNG/C vessels Axios II, Assos, Apostolos, Aktoras, Archimidis and Agamemnon, we paid to Capital Maritime a deposit of $174.4 million, or 10% of the aggregate acquisition price of such Initial Vessels. We closed the Vessel SPAs for the LNG/C Axios II, LNG/C Assos, LNG/C Aktoras, and LNG/C Apostolos in the first half of 2024 and we expect to complete the remaining acquisitions of each of the vessel-owning companies of the Initial Vessels upon each vessel’s delivery from Hyundai. The remaining purchase price with respect to each Initial Vessel will be paid upon delivery of such vessel and closing of the applicable Vessel SPA, with a total of $489.3 million remaining due for the Initial Vessels. Upon delivery, each of the vessel-owning companies of the LNG/C Axios II, the LNG/C Assos and the LNG/C Apostolos entered into a floating fee management agreement and the vessel-owning company of the LNG/C Aktoras entered into a fixed fee management agreement, in each case, with Capital-Gas Management.

Upon entry into the Vessel SPAs for the Remaining Vessels, namely the LNG/C Alcaios I, Antaios I, Athlos and Archon, the Company paid Capital Maritime $138.1 million to acquire 100% of the equity interests in each of the vessel-owning companies of such Remaining Vessels, which are expected to be delivered to the Company between the third quarter of 2026 and the first quarter of 2027. In addition to $390.2 million that we have paid to-date to Capital Maritime and Hyundai, we expect to pay an additional amount of $657.8 million to Hyundai in pre-delivery and delivery installments for the Remaining Vessels.

On June 3, 2024, we announced an investment in the Gas Fleet for a total amount of $756.0 million, with expected deliveries between the first quarter of 2026 and the third quarter of 2027. On June 17, 2024, and upon entry into 10 separate share purchase agreements with Capital Maritime, we paid to Capital Maritime $74.7 million to acquire 100% of the equity interests in each of the vessel-owning companies of the Gas Fleet, representing advances made to the shipyards by Capital Maritime under certain of the ship building contracts and a premium of $11.5 million. In addition to $315.4 million that we have paid to-date to Capital Maritime and the shipyards, we expect to pay an additional amount of $440.6 million to shipyards in pre-delivery and delivery installments for the Gas Fleet.

On December 29, 2025, we announced an investment in three latest technology LNG/C vessels to be built at Hyundai for a total price of $769.5 million, with expected deliveries in the third quarter of 2028 and the first quarter of 2029. In addition to $37.0 million that we have paid to-date, we expect to pay an additional amount of $707.0 million to Hyundai in pre-delivery and delivery installments.

95	Table of Contents

On January 5, 2026, we took delivery of the LCO2 – HMG/C Active. The LCO2 – HMG/C Active is the first vessel in our Gas Fleet to be delivered to the Company and is the world’s first 22,000 CBM low-pressure LCO2 carrier. The acquisition of the LCO2 – HMG/C Active was financed with $29.4 million of cash on hand and a 12-year loan of $48.9 million. The loan is repayable in 48 quarterly instalments of $0.6 million, with a balloon payment of $18.0 million payable with the final instalment in December 2037. The Company may borrow an additional amount of up to $7.5 million if the vessel secures longer term employment.

As of the date of this Annual Report ort our commitments relating to acquisitions of vessels and our Under Construction Fleet are as follows:

	In millions of United States Dollars $
Year ending December 31,	Vessels’ acquisitions	Vessels under construction	Total
2026	244.4	619.1	863.5
2027	245.5	577.9	823.4
2028	-	235.7	235.7
2029	-	372.7	372.7
Total	$489.9	$1,805.4	$2,295.3

Our short-term liquidity requirements include paying operating costs, funding working capital requirements and the short-term portion of the cost of our Under Construction Fleet, interest and principal payments on short-term outstanding indebtedness and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities, available cash balances and portions from issuance of new debt and refinancings as well as equity issuances.

Our medium- and long-term liquidity requirements are funding the equity portion of the cost of our Under Construction Fleet, funding required payments under our financing agreements and paying cash dividends when declared. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations, issuance of new debt and refinancings or equity issuances.

Subject to shipping, charter and financial market developments, we believe that our working capital is sufficient to meet our existing liquidity needs for at least the next 12 months from December 31, 2025.

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

	2025	2024	2023
Net Cash Provided by Operating Activities of Continuing Operations	$232.8	$184.8	$85.8
Net Cash (Used in) Investing Activities of Continuing Operations	$(314.8)	$(1,201.2)	$(314.6)
Net Cash (Used in)/Provided by Financing Activities of Continuing Operations	$(97.2)	$753.9	$251.1

Net Cash Provided by Operating Activities of Continuing Operations

Net cash provided by operating activities of continuing operations was $232.8 million for the year ended December 31, 2025 compared to $184.8 million for the year ended December 31, 2024. The increase of $48.0 million was mainly attributable to the increase in revenues, the increase in net amounts due to related parties, the decrease in interest expense and finance costs and the increase in inventories, partly offset by the increase in vessel operating expenses, the decrease in trade payables, accrued and other liabilities, and in revenue received in advance and the decrease in trade accounts receivables, in prepayments and other assets and dry-docking costs paid.

96	Table of Contents

Net cash provided by operating activities was $184.8 million for the year ended December 31, 2024, compared to $85.8 million for the year ended December 31, 2023. The increase of $99.0 million was mainly attributable to the increase in revenues due to the net increase in the average number of vessels in our fleet, the increase in trade payables and accrued and other liabilities, partly offset by the increase in inventories, the decrease in revenues received in advance, the increase in vessel operating expenses due to the net increase in the average number of vessels in our fleet and the increase in interest expense and finance costs.

Net Cash Used in Investing Activities of Continuing Operations

Net cash used in investing activities of continuing operations refers primarily to cash used for vessel acquisitions, amounts paid for vessels under construction and improvements, partly offset by proceeds from the sale of vessels.

Net cash used in investing activities of continuing operations for the year ended December 31, 2025, amounted to $314.8 million. During the year ended December 31, 2025, we paid $315.1 million in advances for vessels under construction and for vessel improvements, and $0.2 million for expenses relating to the sale of vessels and we received $0.6 million from insurance claims for damaged equipment.

Net cash used in investing activities of continuing operations for the year ended December 31, 2024, amounted to $1,201.2 million. During the year ended December 31, 2024, we paid $948.8 million to acquire the shares of the companies owning the LNG/C Axios II, the LNG/C Aktoras, the LNG/C Apostolos and the LNG/C Assos and we paid advances for vessels under construction of $249.9 million, paid $2.3 million for vessel improvements and $0.2 million for expenses relating to the sale of vessels.

Net cash used in investing activities of continuing operations for the year ended December 31, 2023, amounted to $314.6 million. During the year ended December 31, 2023 we paid $116.5 million for the acquisition of the shares of the company owning the M/V Itajai Express, $218.0 million for the acquisition of the LNG/C Asterix I and $1.9 million for vessel improvements partly offset by net proceeds of $21.8 million received from the sale of the M/V Cape Agamemnon.

Net Cash (Used in)/Provided by Financing Activities of Continuing Operations

Net cash used in financing activities of continuing operations for the year ended December 31, 2025, was $97.2 million representing cash proceeds of $44.5 million from the issuance of a new financing arrangement that we entered into in order to partly finance the construction cost of the LCO2 – HMG/C Active and $0.2 million from our ATM program, offset by $120.9 million in total of long term debt principal payments, $1.5 million and $0.5 million we paid in financing and offering costs, and $19.0 million of dividends we paid to our shareholders.

Net cash provided by financing activities of continuing operations for the year ended December 31, 2024, was $753.9 million representing cash proceeds of $1,582.0 million from the issuance of eight new financing arrangements that we entered into in order to partly finance the acquisition of the shares of the companies owning the LNG/C Axios II, the LNG/C Apostolos, the LNG/C Aktoras, the LNG/C Assos, and the refinancing of the LNG/C Apostolos, the LNG/C Arisitidis I, the LNG/C Attalos and the LNG/C Asklipios partly offset by the amounts we paid:

•	$104.4 million for scheduled principal payments on our financing arrangements;
•	$541.8 million representing the amounts we repaid on the re-financings of the LNG/C Apostolos, the LNG/C Arisitidis I, the LNG/C Attalos and the LNG/C Asklipios;
•	$134.8 million representing the full repayment of the Seller’s Credit;
•	$12.9 million in financing and offering costs;
•	$0.5 million of costs related to the Rights Offering; and
•	$33.8 million of dividends to our shareholders.

97	Table of Contents

Net cash provided by financing activities of continuing operations for the year ended December 31, 2023, was $251.1 million representing mainly cash proceeds of $292.0 million from two new financing arrangements that we entered into in order to partly finance the acquisition of the shares of the companies owning the M/V Itajai Express and the LNG/C Asterix I and $45.0 million of net proceeds from the issuance of units under the Rights Offering, partly offset by $2.5 million of financing costs paid, $67.0 million of scheduled principal payments, $4.1 million paid to acquire common units under our Unit Repurchase Program and $12.2 million of dividends to our unitholders.

On June 10, 2025, we announced our DRIP. The DRIP is open to our existing shareholders and investors who will become our shareholders in the future outside of the DRIP. During the year ended December 31, 2025, the Company issued 761,074 common shares under the DRIP at an average price of $21.60 per share, net of issuance costs. During the year ended December 31, 2025, we recognized deferred offering expenses of $0.2 million relating to the DRIP.

On January 27, 2025, we entered into the Sales Agreement, under which we may sell, from time to time through Jefferies LLC, as our sales agent, new common shares having an aggregate offering amount of up to $75.0 million as part of our ATM Program. We intend to use the net proceeds from the sales of new common shares, after deducting the sales agent’s commissions and our offering expenses, for general corporate purposes, which may include, among other things, the acquisition of new vessels, the repayment or refinancing of all or a portion of our outstanding indebtedness and funding of working capital requirements or capital expenditures. During the year ended December 31, 2025, we issued 9,466 new common shares pursuant to the Sales Agreement, resulting in net proceeds of $0.2 million after the payment of commission to Jefferies, but before offering expenses.

Borrowings (Financing Arrangements)

Our long-term borrowings are reflected in our balance sheet in non-current liabilities as “Long-term debt, net” and in current liabilities as “Current portion of long-term debt, net”.

As of December 31, 2025 and 2024 our total borrowings were $2,369.9 million and $2,413.3, respectively. See Note 8 (Long-Term Debt) to our Financial Statements for further discussion of our long-term debt.

For the year 2025 and up to the filing of this Annual Report:

Issuance of €250.0 Million Unsecured Bonds

On February 25, 2026, CCEC issued €250.0 million of senior unsecured bonds to investors in Greece. The 2026 Bonds mature in February 2033 and have a coupon of 3.75%, payable semi-annually. The trading of the 2026 Bonds on the Athens Stock Exchange commenced on February 26, 2026. The proceeds of the 2026 Bonds will be used to the 2021 Bonds, as well as to partially fund our capital expenditures and support our working capital needs. We estimate the expenses related to the offering of the 2026 Bonds to be approximately €7.5 million.

The 2025 – LCO2 – HMG/Cs Active, Alkimos Credit Facility

On September 30, 2025, the vessel-owning companies of the LCO2 – HMG/C Active (delivered in January 2026) and M/V Alkimos (Hull - 8404; under construction) entered into the 2025 – LCO2 – HMG/Cs Active, Alkimos Credit Facility with the purpose of partially financing the deliveries of the vessels from the shipyard. The Company is acting as a parent guarantor. The following table presents an analysis of the main terms of the credit facility:

98	Table of Contents

All amounts presented in the table below are expressed in millions of United States Dollars

Vessel Names	Vessel Type	CBM	Actual or Scheduled Delivery	Financing Amount		Quarterly Instalment		Balloon		Duration in years
				Base	Increased*	Base	Increased*	Base	Increased*
Active & Alkimos	LCO2 – HMG/C	22,000	Q1 & Q3 2026	101.7	117.3	1.3	1.5	37.5	43.2	12.0
*	Increased amount if long term employment is secured

On December 30, 2025, the Company drew down the amount of $44.5 million and a further $4.4 million was drawn on January 5, 2026 to partly finance the delivery of the LCO2 – HMG/Cs Active.

The 2025 CMBFL-MG/C

On August 13, 2025, the vessel-owning companies of all six of our DF MGC vessels in our Under Construction Fleet, entered into the 2025 CMBFL-MG/C for the purpose of partially financing deliveries of the vessels from the shipyard. The vessels include the M/T Aristogenis (Hull - 8424), M/T Aridaios (Hull - 8425), M/T Aratos (Hull - 8426), M/T Agenor (Hull - 8427) (each, 45,000 CBM, DF LPG, Hyundai Mipo Dockyard Co. Ltd., South Korea), and M/T Andrianos (Hull – S1111) and M/T Anios (Hull – S1112) (each, 40,000 CBM, DF LPG, Nantong CIMC Sinopacific Offshore & Engineering Co. Ltd, PRC). The following table presents an analysis of the main terms of the sale and leaseback agreements:

All amounts presented in the table below are expressed in millions of United States Dollars

Vessel Name	Vessel Type	CBM	Scheduled Delivery	Financing Amount		Quarterly Instalment		Balloon		Duration in years
				Base	Increased*	Base	Increased*	Base	Increased*
Aristogenis	MG/C	45,000	Q2 2026	54.7	66.4	0.7	0.8	35.5	43.2	7.0
Aridaios	MG/C	45,000	Q3 2026	54.7	66.4	0.7	0.8	35.5	43.2	7.0
Aratos	MG/C	45,000	Q1 2027	54.7	66.4	0.7	0.8	35.5	43.2	7.0
Agenor	MG/C	45,000	Q2 2027	54.7	66.4	0.7	0.8	35.5	43.2	7.0
Andrianos	MG/C	40,000	Q1 2027	45.7	55.5	0.6	0.7	29.7	36.1	7.0
Anios	MG/C	40,000	Q3 2027	45.7	55.5	0.6	0.7	29.7	36.1	7.0
*	Increased amount if long term employment is secured

2025 – LCO2 Amadeus, Athenian Credit Facility

On June 26, 2025, the vessel-owning companies of two LCO2 – HMG/C vessels in our Under Construction Fleet, namely the M/V Amadeus (Hull - 8399) and the M/V Athenian (Hull - 8405), entered into the 2025 – LCO2 Amadeus, Athenian Credit Facility to partially finance the deliveries of the vessels from the shipyard. The Company is acting as a parent guarantor. The following table presents an analysis of the main terms of the credit facility:

All amounts presented in the table below are expressed in millions of United States Dollars

Vessel Names	Vessel Type	CBM	Actual or Scheduled Delivery	Financing Amount		Quarterly Instalment		Balloon		Duration in years
				Base	Increased*	Base	Increased*	Base	Increased*
Amadeus & Athenian	LCO2 – HMG/C	22,000	Q2 & Q4 2026	101.7	117.3	1.3	1.5	76.3	88.0	5.0
*	Increased amount if long term employment is secured

99	Table of Contents

For the year 2024:

The 2024 Bocomm – LNG/C Asklipios and the 2024 Bocomm – LNG/C Attalos Sale and Lease Backs

On August 23, 2024, we entered into two separate sale and lease back agreements with subsidiaries of Bocomm for the LNG/C Asklipios and the LNG/C Attalos, for an amount of $162.5 million each with the purpose of refinancing the then outstanding balance of both vessels of $250.4 million under the sale and lease back arrangements that the companies owning the vessels had entered into with CMBFL in 2021. The new sale and lease back agreements have remaining duration, starting from August 29, 2024, when the refinancing was completed, of seven years.

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

The 2021 Bocomm

On May 14, 2024, we agreed with Bocomm to amend certain of the terms included in two separate sale and lease back agreements that the companies owning the vessels LNG/C Aristos I and the LNG/C Aristarchos had entered into with Bocomm in 2021. Specifically, effective from May 2024, we agreed to reduce the interest paid on the outstanding amount and extended the maturity for both agreements by two years. We entered into the initial agreements upon the acquisition of the LNG/C Aristos I and the LNG/C Aristarchos on September 3, 2021 and we then assumed indebtedness of $148.9 million and $155.4 million, respectively, under the respective sale and lease back transactions. The agreements had initial maturity on October 2027 and May 2028, respectively.

The 2023 – LNG/C Assos Jolco

On December 22, 2023, we entered into a new sale and lease back agreement of up to $240.0 million, for the purpose of partially financing the acquisition of the shares of the vessel-owning company of the LNG/C Assos. The full amount of the sale and lease back agreement was drawn in May 2024. The agreement has a duration of eight years.

100	Table of Contents

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

The Seller’s Credit

On December 21, 2023, upon closing of the Umbrella Agreement we entered into the Seller’s Credit with Capital Maritime, in an amount of up to $220.0 million in order to finance a portion of the purchase price of the Umbrella Agreement Vessels. The Seller’s Credit provides for interest at a rate of 7.5% per annum and has a maturity date of June 30, 2027. On January 2, 2024, upon the delivery of the LNG/C Axios II, we utilized $92.6 million under the Seller’s Credit. On February 28, March 11 and April 24, 2024, after the deliveries of the M/V Long Beach Express, the M/V Akadimos and the M/V Athenian, to their new owners, we repaid the amounts outstanding under the Seller’s Credit of $12.8 million, $40.0 million and $39.8 million, respectively, leaving the remaining unutilized amount at $127.4 million. Following the sales of the M/V Athos (April 22, 2024), the M/V Seattle Express (April 26, 2024), the M/V Aristomenis (May 3, 2024) and the M/V Fos Express (May 3, 2024), the unutilized amount under the Seller’s Credit was automatically reduced by $85.2 million to $42.2 million. On June 5 and June 28, 2024, upon the deliveries of the LNG/C Aktoras and the LNG/C Apostolos, we utilized the remaining unutilized amount of $42.2 million, which we subsequently repaid in full on November 26, 2024, following the delivery of the M/V Hyundai Premium to its new owner. As of December 31, 2025 there were no amounts outstanding or unutilized under the Seller’s Credit, and no further amounts were drawn thereafter.

For the year 2023:

The 2023 CMBFL – LNG/C AMI

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

The 2023 CMBFL – LNG/C

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

101	Table of Contents

Senior Unsecured Bonds

On October 20, 2021, the wholly owned subsidiary of the Company, CPLP PLC, issued €150.0 million of senior unsecured bonds in Greece. The 2021 Bonds are guaranteed by the Company, mature in October 2026 and have a coupon of 2.65%, payable semi-annually. The trading of the 2021 Bonds on the Athens Stock Exchange commenced on October 25, 2021. In April 2026, the full outstanding balance of the 2021 Bonds refinanced through the proceeds of the 2026 Bonds.

On July 22, 2022, the wholly owned subsidiary of the Company, CPLP PLC, issued €100.0 million of senior unsecured bonds in Greece (the “2022 Bonds”). The 2022 Bonds are guaranteed by the Company, mature in July 2029 and have a coupon of 4.40%, payable semi-annually. The trading of the 2022 Bonds on the Athens Stock Exchange commenced on July 27, 2022.

On December 2, 2021 we entered into a cross-currency swap agreement with Piraeus exchanging €120.0 million with $139.7 million paying a fixed annual rate of 3.66%. The agreement’s effective date was October 21, 2021 and matured on October 21, 2025.

On December 13, 2021, we entered into a cross-currency swap agreement with Alpha Bank SA exchanging €30.0 million with $34.9 million paying a fixed annual rate of 3.69%. The agreement’s effective date was October 21, 2021 and matured on October 21, 2025.

On August 4, 2022, we entered into a cross-currency swap agreement with Piraeus exchanging €100.0 million with $101.8 million paying a fixed annual rate of 6.55%. The agreement’s effective date is July 26, 2022 and its maturity date is July 26, 2029.

The required annual payments to be made subsequently to December 31, 2025, with reference to our financing arrangements are as follows:

For the year ending December 31,	In millions
2026	$124.8
2027	109.0
2028	110.8
2029	313.8
2030	310.1
Thereafter	1,401.4
Total	$2,369.9

Our financing arrangements, other than the Bonds, contain customary ship finance covenants, including restrictions as to changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness and the mortgaging of vessels.

Our financing arrangements including the Bonds also contain financial covenants:

•	to maintain minimum free consolidated liquidity of at least $0.5 million per collateralized vessel;

•	to maintain a ratio of EBITDA (as defined therein) to net interest expense of at least 2.00 to 1.00 on a trailing four quarter basis; and

•	not to exceed a specified maximum leverage ratio in the form of a ratio of total net indebtedness to (fair value adjusted) total assets of 0.75.

In addition, the 2021 Bonds and 2022 Bonds require that:

•	we maintain a pledged DSRA with a minimum balance €0.10 million;
102	Table of Contents

•	we deposit to the DSRA 50% of any cash dividends to shareholders exceeding $20.0 million per annum, capped at 1/3 of the par value of the Bonds outstanding at the time; and

•	if our MVAN falls below $300.0 million then to deposit to the DSRA the difference between the MVAN and the $300.0 million (capped to 1/3 of the par value of the 2021 Bonds and 2022 Bonds outstanding).

The 2026 Bonds require that:

•	we maintain a pledged DSRA with a minimum balance €0.15 million; and

•	if our MVAN falls below $450.0 million then to deposit to the DSRA the difference between the MVAN and the $450.0 million (capped to 1/3 of the par value of the 2026 Bonds outstanding).

Furthermore, all our financing arrangements other than the Bonds provide that:

•	we are required to maintain a minimum security coverage ratio, usually defined as the ratio of the market value of the collateralized vessels or vessel and net realizable value of additional acceptable security to the respective outstanding amount under the applicable financing arrangement between 110% and 120%;

•	the vessel-owning subsidiaries may pay dividends or make distributions provided that no event of default has occurred and the payment of such dividend or distribution does not result in an event of default, including a breach of any of the financial covenants; and

•	the earnings, insurances and requisition compensation of the vessels are required to be assigned as collateral and additional security, including pledge and charge on current account, corporate guarantee from each of the vessel-owning subsidiaries and mortgage interest insurance, is also required.

These financing arrangements are secured by first-priority mortgages over all our vessels and are guaranteed by each vessel-owning subsidiary and contain a “Market Disruption Clause,” which the lenders may unilaterally trigger, requiring us to compensate the lenders for any increases to their funding costs caused by disruptions to the market.

As of December 31, 2025, we were in compliance with all financial debt covenants under all our financing arrangements.

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

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios described above. If the estimated asset values of our vessels decrease, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our financing arrangements. A decline in the market value of our vessels could also affect our ability to refinance our debt and/or limit our ability to obtain additional financing. A decrease of 10% in the aggregate fair market value of our fleet would not cause any violation of the indebtedness to market value covenants, contained in our financing arrangements.

103	Table of Contents

C.	Research and Development.

Not applicable.

D.	Trend Information.

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on, among other things, the demand and supply dynamics characterizing the LNG/C, LPG carriage, wider energy transition gas and container markets at the time of chartering a vessel, please also refer to “Item 3. Key Information—D Risk Factors—Risks Related to Our Industry”. For other trends affecting our business please see other discussions in “—A. Operating Results” above.

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

Impairment

The carrying value of each of our vessels and vessels under construction represents its original cost (contract price, initial expenditures and improvements) at the time of delivery or purchase less accumulated depreciation or impairment charges. The carrying values of our vessels and charters attached, may not represent their fair market value at any point in time since the market prices of second-hand vessels and charters attached tend to fluctuate with changes in charter rates and the cost of newbuilds.

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

In case an impairment indicator exists for any of our vessels, we perform undiscounted cash flow tests, as an impairment analysis, in which we make estimates and assumptions relating to determining the projected undiscounted net operating cash flows by considering the following:

•	the charter revenues from existing time charters for the fixed fleet days (our remaining charter agreement rates);
•	vessel operating expenses;
•	dry-docking expenditures;

104	Table of Contents

•	an estimated gross daily time charter rate for the unfixed days (based on the ten-year historical average of time charters with duration of one year) over the remaining economic life of each vessel, excluding days of scheduled off-hires;
•	residual value of vessels;
•	commercial and technical management fees;
•	a utilization rate based on the fleet’s historical performance; and
•	the remaining estimated life of our vessels.

As of December 31, 2025, and 2024, the carrying amount of each vessel, including the book value of the attached time charter, if any, in our fleet did not exceed its respective charter-attached market value. Accordingly, no undiscounted cash flow tests were required to be performed for any of our vessels, and, as a result, this is not considered a critical accounting estimate.

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

At our annual general meeting of shareholders held on September 22, 2025, Keith Forman, Gerasimos (Jerry) Kalogiratos, Gurpal Grewal, Atsunori Kozuki, Rory Hussey, Eleni Tsoukala and Dimitris P. Christacopoulos were re-elected, and Martin Houston was elected, to serve as directors until the 2026 annual general meeting of shareholders, and until their successors are elected and qualified. Mr. Abel Rasterhoff retired from the Company’s board of directors.

105	Table of Contents

A.	Directors and Senior Management.

Set forth below are the names, ages and positions of our directors and our executive officers as of the date of this Annual Report.

Name	Age	Position	Position
Martin Houston	68	Director and Chairman of the Board	Audit; Compensation
Keith Forman	67	Director and Vice-Chairman of the Board	Audit (Chair); Conflicts; Compensation; ESG (Chair)
Gerasimos (Jerry) Kalogiratos(1)	48	Director and Chief Executive Officer	Nominating; ESG
Gurpal Grewal(1)	79	Director	—
Atsunori Kozuki(1)	66	Director	ESG
Rory Hussey	74	Director	Compensation (Chair); Audit; Conflicts
Eleni Tsoukala	48	Director	Compensation; Nominating (Chair) Audit; Conflicts
Dimitris P. Christacopoulos	55	Director	Conflicts (Chair); Nominating; Audit
Nikolaos Kalapotharakos	51	Chief Financial Officer	—
Nikolaos Tripodakis	38	Chief Commercial Officer	—

(1)	Nominated by Capital Maritime and its affiliates.

Biographical information with respect to each of our directors, our director nominees and our executive officers is set forth below. The business address for our executive officers is 3 Iassonos Street Piraeus, 18537 Greece.

Martin Houston, Director and Chairman of the Board.

Mr. Houston was elected to the Company’s board of directors at the Company’s annual meeting of shareholders on September 22, 2025 and was appointed Chairman in March 2026. He currently serves on the audit and compensation committee. Mr. Houston began his career as a petroleum geologist in 1979 and has since accumulated 46 years of international leadership across the energy industry. He currently serves as Chairman of Omega Oil and Gas Ltd and is a Non-Executive Director of Energean plc, BUPA Arabia SA, CC Energy, and Singapore GasCo. He is also Senior Advisor at Moelis & Company. In October 2024, he stepped down as Co-Founder and Executive Chairman of Tellurian Inc. following the company’s sale. Prior to that, he retired from BG Group in 2014 as Chief Operating Officer and Executive Director after a 32-year career. Mr. Houston is a Merryck mentor and a Fellow of the Geological Society of London. He serves on the Advisory Board of Columbia University’s Center on Global Energy Policy, chairs the Philanthropic Board of Newcastle University, and was an invited member of the U.S. National Petroleum Council for 15 years. Since 2000, he has served on boards of directors across multiple jurisdictions, including companies listed on the FTSE, Nasdaq, ASE, ASX, and Tadāwul. He holds a BSc in Geology from Newcastle University and an MSc in Petroleum Geology from Imperial College London.

106	Table of Contents

Keith Forman, Director and Vice-Chairman of the Board.

Mr. Forman has served as a member of the Board of Directors since April 3, 2007 and assumed the role of Vice-Chairman in March 2026, having previously served as Chairman since October 2017. He currently serves on the audit committee, conflicts committee, compensation committee and ESG committee. Mr. Forman joined our Board of Directors on April 3, 2007. From July 2022 until December 2023, Mr. Forman acted as a senior advisor to Kayne Anderson Capital Advisors, an alternative investment management firm focused on energy infrastructure and renewables. Mr. Forman served in a similar role at Industry Funds Management, an Australian fund manager investing in infrastructure projects worldwide, from 2012 to 2023. In January 2020, Mr. Forman began a fellowship at Harvard University’s Advanced Leadership Initiative which ended on December 31, 2021. Mr. Forman has held a number of executive, director and advisory positions at investment companies and publicly traded limited partnerships throughout his career. Between December 2014 and December 2017, Mr. Forman served as president and chief executive officer of the now discontinued Rentech, Inc. Mr. Forman also served as a director of the general partner of CVR Partners between April 2016 and April 2017. Between November 2007 and March 2010, Mr. Forman was a partner and chief financial officer of Crestwood Midstream Partners, a private equity-backed investment partnership active in the midstream energy market. Prior to his tenure at Crestwood, Mr. Forman was senior vice president, finance for El Paso Corporation, vice president of El Paso Field Services, and from 1992 to 2003, chief financial officer of GulfTerra Energy Partners L.P., a publicly traded limited partnership. Mr. Forman holds a B.A. degree in economics and political science from Vanderbilt University.

Gerasimos (Jerry) Kalogiratos, Director (Nominated by Capital Maritime and its Affiliates) and Chief Executive Officer.

Mr. Kalogiratos was appointed as the Chief Executive of CGP LLC in June 2015 and, in connection with the Conversion, was appointed as our Chief Executive Officer on the Effective Date. He currently serves on the ESG committee and nominating committee. He had also previously served as Chief Financial Officer of CGP LLC until February 28, 2018, when he was succeeded by Mr. Nikolaos Kalapotharakos. He joined our board of directors in December 2014. Mr. Kalogiratos joined Capital Maritime & Trading Corp. in 2005 and was part of the team that completed the IPO of Capital Product Partners L.P. in 2007. He has also served as Chief Financial Officer and director of NYSE-listed Crude Carriers Corp. before its merger with us in September 2011. He has over 20 years of experience in the shipping and finance industries, specializing in vessel acquisition and projects and shipping finance. Before he joined Capital Maritime, he worked in equity sales in Greece. He completed his MA in European Economics and Politics at the Humboldt University in Berlin and holds a B.A. degree in Politics, Philosophy and Economics from the University of Oxford in the United Kingdom and an Executive Finance degree from the London Business School. From March 2019 to July 2021, Mr. Kalogiratos served on the board of directors of NYSE listed Diamond S Shipping Inc. Mr. Kalogiratos currently serves as Chief Executive Officer of Capital Tankers Corp., a company listed on Euronext Growth Oslo. Mr. Kalogiratos also serves on the board of directors of CPLP PLC, the advisory committee of West P&I Club and the board of directors of the MERC Foundation.

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

Nikolaos Tripodakis, Chief Commercial Officer.

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

107	Table of Contents

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

Atsunori Kozuki, Director (Nominated by Capital Maritime and its Affiliates).

Mr. Atsunori Kozuki joined our board of directors on October 2, 2023 and he currently serves on the ESG committee. The career of Mr. Kozuki focuses on management, business development and marketing in the areas of shipping, energy and medical. Mr. Kozuki served as Principal Project Developer and previously as General Manager for INPEX Corporation, in charge of LNG business development, marketing and shipping having established a solid LNG transportation stream for both Ichthys LNG Project and Prelude LNG Project. For this aim, he established a new division team of shipping at INPEX first time in its history as well as INPEX shipping, a shipping arm. Mr. Kozuki has more than 36 years of experience in LNG business development, including shipping of 21 LNG/C vessels for chartering, owning and operation before he joined our Board of Directors. He started his career as Project Developer and then Project Manager for Nissho Iwai Corporation, where he developed new LNG projects between 1982 and 2002. From 1987 to 1990, he was a core member of the team that established an LNG Joint Venture with Pertamina. Before joining INPEX Corporation, Mr. Kozuki served from 2002 to 2003 as Executive Director and Officer of Nippon Colin Corporation and from 2003 to 2009 as a Director at Johnson & Johnson K.K., in charge of new business development and R&D in the medical sector. Mr. Kozuki possesses 4 patents including 2 business model patents. Mr. Kozuki holds an MSIA and an MBA from the Carnegie Mellon University Graduate School of Business and a B.A. degree in Economics from Keio University.

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

108	Table of Contents

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

Prior to the Conversion, the compensation of CGP LLC’s Chief Executive Officer, Chief Financial Officer, and Chief Commercial Officer was set and paid by CGP LLC, and we reimbursed CGP LLC for such costs and related expenses under relevant executive service agreements. For the year ended December 31, 2025 we paid CGP LLC $3.5 million pursuant to the Executive Services Agreement and the prior relevant executive services agreements as compensation for services related to the management of our business and affairs, including the appointment and performance of relevant duties of the chief executive officer, chief finance officer, and a number of additional officers.

Compensation of Directors

Our directors receive compensation for their services as directors, as well as for serving in the role of committee chair, and have also received restricted units, all of which have now vested and which were automatically converted into common shares on the Effective Date. Please read “—E. Share Ownership—Omnibus Incentive Compensation Plan” below for additional information. For the year ended December 31, 2025, our directors, including our chairman, received an aggregate cash amount of $0.7 million. In lieu of any other compensation, our chairman receives an annual fee for acting as a director and as the chairman of our board of directors. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees and is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

109	Table of Contents

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

Although Nasdaq does not require a listed foreign private issuer like us to have a majority of independent directors on our board of directors or to establish a compensation committee or a nominating/corporate governance committee, our board of directors is currently comprised of directors a majority of whom are independent and has established an audit committee, a conflicts committee and a compensation committee comprised solely of independent directors and a nominating committee and an environmental, social and governance (ESG) committee, comprised of directors a majority of whom are independent. Each of the committees operates under a written charter adopted by our board of directors which is available under “Corporate Governance” in the Investor Relations tab of our web site at www.capitalcleanenergycarriers.com. The information contained on, or that can be accessed through this website is not part of, and is not incorporated into, this Annual Report. The membership and main functions of each committee are described below.

Audit Committee. The audit committee of our board of directors is composed of three or more independent directors, each of whom must meet the independence standards of Nasdaq, the SEC and any other applicable laws and regulations governing independence from time to time. The audit committee is currently comprised of directors Keith Forman (Chair), Dimitris Christacopoulos, Rory Hussey, Martin Houston, and Eleni Tsoukala. All members of the committee are financially literate and our board of directors has determined that Mr. Rasterhoff qualifies as an “audit committee financial expert” for purposes of the U.S. Sarbanes-Oxley Act of 2002. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls.

Conflicts Committee. The conflicts committee of our board of directors is composed of Dimitris Christacopoulos (Chair), Keith Forman, Rory Hussey and Eleni Tsoukala. Each member of our conflicts committee (i) may not be a security holder, officer or employee of Capital Maritime or any of its affiliates, (ii) may not be a holder of any ownership interest in the Company other than common shares and (iii) must meet the independence standards established by Nasdaq to serve on an audit committee of a board of directors and certain other requirements. The conflicts committee reviews specific matters that the board believes may involve conflicts of interest and determines if the resolution of the conflict of interest is fair and reasonable to us. Pursuant to our Articles of Incorporation, to the fullest extent permitted by law, no contract, agreement, arrangement or transaction (nor any such amendments, modifications or supplements), nor the performance thereof by the Company, any subsidiary of the Company or Capital Maritime and its affiliates, shall be considered contrary to any fiduciary duty owed to the Company (or to any subsidiary of the Company, or to any stockholder of the Company or any of its subsidiaries) by any director or officer of the Company (or by any director or officer of any subsidiary of the Company), so long as such contract, agreement, arrangement or transaction (or any such amendment, modification or supplement) is approved by the conflicts committee.

110	Table of Contents

Compensation Committee. The compensation committee of our board of directors is composed entirely of independent directors, each of whom must meet the independence standards of Nasdaq, the SEC and any other applicable laws and regulations governing independence from time to time. The compensation committee is currently composed of Rory Hussey (Chair), Keith Forman, Martin Houston and Eleni Tsoukala. The compensation committee reviews compensation of the members of the board of directors and has overall responsibility for approving and evaluating our compensation plans, policies and programs, but not the compensation of the executive officers of the Company pursuant to the Executive Services Agreement.

Nominating Committee. The nominating committee of our board of directors is composed of directors a majority of whom must meet the independence standards of Nasdaq, the SEC and any other applicable laws and regulations governing independence from time to time. The nominating committee is currently composed of Eleni Tsoukala (chair), Dimitris Christacopoulos and Gerasimos (Jerry) Kalogiratos. As a foreign private issuer under SEC rules, we are not required to comply with the requirements under the Nasdaq listing rules that the Nominating Committee be comprised solely of independent directors and the charter of the committee provides that as long as we are a foreign private issuer, only a majority of the members of the Nominating Committee need be independent directors under the Nasdaq listing rules. The nominating committee’s responsibilities include (i) identifying individuals believed to be qualified to become directors and to select, or recommend to our board, the nominees to stand for election as directors as meetings of shareholders, (ii) subject to the Shareholders’ Agreement and applicable law, considering a director’s offer of resignation which specifies it is subject to acceptance and recommending to our board whether to accept the resignation or reject it and (iii) developing and recommending to our board standards to be applies in making determinations as to the absence of material relationships between us and a director. Pursuant to the Shareholders’ Agreement, so long as Capital Maritime and its affiliates own at least 25% of the outstanding common shares, Capital Maritime and its affiliates will have the right to nominate three out of the eight directors to our board. If the holdings of Capital Maritime and its affiliates fall below 25% but remain above 15% of the outstanding common shares, Capital Maritime and its affiliates will have the right to nominate two out of eight directors to our board. If the holdings of Capital Maritime and its affiliates fall below 15% but remain above 5% of the outstanding common shares, Capital Maritime and its affiliates will have the right to nominate one out of eight directors to our board. If the holdings of Capital Maritime and its affiliates fall below 5%, Capital Maritime will no longer have any rights to nominate directors to our board. The remaining members of our board are nominated by the nominating committee. As of the date of this Annual Report, Capital Maritime and its affiliates have the right to nominate three directors to our board, who are Gerasimos “Jerry” Kalogiratos, Gurpal Grewal and Atsunori Kozuki. For so long as Capital Maritime and its affiliates have the right to nominate at least one director pursuant to the Shareholders’ Agreement, we shall include, and shall cause the nominating committee to include, any such nominee designated by Capital Maritime and its affiliates in the slate of nominees recommended by the nominating committee to our board as nominees to stand for election as directors at the annual meeting of our shareholders or, if applicable, at a special meeting of our shareholders. In addition, for so long as Capital Maritime and its affiliates have the right to nominate at least one director pursuant to the Shareholders’ Agreement, Capital Maritime and its affiliates shall not designate individuals for nomination to our board of directors (nor participate in nominating, nor encourage any other person to recommend or propose for nomination, any individuals to our board of directors) other than pursuant to its nomination rights under the Shareholders’ Agreement or otherwise with the approval of the nominating committee.

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

111	Table of Contents

All of the executive officers of CGP LLC who provide services to us pursuant to the Executive Services Agreement and one of our directors also are executive officers, directors or employees of Capital Maritime, Capital Ship Management or their respective affiliates.

D.	Share Ownership

As of December 31, 2025, no member of our board of directors owns common shares in a number representing more than 1.0% of our outstanding common shares.

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

On December 30, 2022, the Company awarded 1,969 unvested units. The units were fully vested on December 31, 2022. In January 2024, the board of directors adopted an amended and restated Plan and reserved for issuance a maximum number of 3,300,000 restricted common units. On January 25, 2024, 1,100,000 common units of the 3,300,000 restricted common units were issued. On January 1, 2025, the Company awarded 1,050,000 unvested shares with a grant-date fair value of $18.27 per share. Awards granted will vest in three equal installments. One third of the shares awarded, namely 350,000 shares vested on December 31, 2025.

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

All awards under the amended Plan are conditional upon the grantee’s continued service until the applicable vesting date.

112	Table of Contents

Item 7.	Major Shareholders and Related-Party Transactions.

As of December 31, 2025, our authorized capital stock consisted of 500,000,000 common shares and 100,000,000 preferred shares, par value of $0.01, in each case, that we may issue without further shareholder approval, of which 59,487,853 common shares were outstanding excluding 1,221,061 common shares held in treasury. No preferred shares were outstanding as of December 31, 2025. As of December 31, 2025, 24,546,343 common shares were owned by public shareholders.

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

Please see “Item 16—E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Based on 60,113,445 common shares outstanding (excluding 871,061 common shares held in treasury) as of the date of this Annual Report, the Marinakis family, including Evangelos M. Marinakis, the chairman of Capital Maritime, may be deemed to beneficially own a 58.6% interest in us, through (i) Capital Maritime, which may be deemed to beneficially own 28,909,263 common shares representing a 48.1% interest in us, (ii) Capital Gas, which may be deemed to beneficially own 1,176,297 common shares representing a 2.0% interest in us and (iii) CGP LLC, which may be deemed to beneficially own 5,106,071 common shares representing an 8.5% interest in us.

As of the date of this Annual Report, there were two holders of record of our common shares that have a U.S. mailing address. One of these two holders is CEDE & Co., a nominee company for The Depository Trust Company (a registered clearing agency with the SEC), which held approximately 46.7% of our outstanding common shares (excluding 871,061 common shares held in treasury) as of such date. The beneficial owners of the common shares held by CEDE & Co. may include persons who reside outside the United States.

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

Name of Beneficial Owner	Number of Common Shares Owned	Percentage of Total Common Shars (excluding treasury shares of 871,061)
Capital Maritime (1)	28,909,263	48.1%
Capital Gas (1)	1,176,297	2.0%
CGP LLC(1)	5,106,071	8.5%
Yoda PLC (2)	17,175,137	28.6%
All executive officers and directors as a group (ten persons) (3)	*	*

113	Table of Contents

(1)	The Marinakis family, including Evangelos M. Marinakis, our former chairman, through its ownership of Capital Maritime may be deemed to beneficially own, or to have beneficially owned, all of our common shares held by Capital Maritime. The Marinakis family, including Miltiadis E. Marinakis, through its ownership of 100% of Capital Gas and CGP LLC, may be deemed to beneficially own all of our common shares held by Capital Gas and CGP LLC. The principal business office and address of each of Capital Maritime, Capital Gas and CGP LLC is c/o Capital Maritime, 3 Iassonos Street Piraeus, 18537, Greece.

(2)	As reported in a Schedule 13D amendment filed on September 29, 2025 by (i) Yoda PLC, a public limited liability company incorporated in Cyprus (“Yoda”) and (ii) Ioannis Papalekas. According to the Schedule 13D amendment, (i) the principal business of Yoda consists of holding of investments and the provision of financing and the address of its principal office is 48 Themistokli Dervi Avenue, 7th Floor, Suite 703, 1066 Nicosia, Cyprus and (ii) Ioannis Papalekas is a businessman who, among others, founded Globalworth Real Estate Investments Limited, a real estate company traded on the London Stock Exchange and his principal address is 10 Aphrodite Street, Flat 301, P.C. 1060, Nicosia, Cyprus. According to the Schedule 13D, Ioannis Papalekas, who is the controlling shareholder of Yoda, may be deemed to beneficially own the common shares directly held by Yoda.

(3)	See “Item 6. Directors, Senior Management and Employees-E. Share Ownership” above.

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

114	Table of Contents

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

Administrative and executive services agreements with Capital Ship Management and CGP LLC

On April 4, 2007, we entered into an administrative services agreement with Capital Ship Management, pursuant to which Capital Ship Management has agreed to provide certain administrative management services to the Company, such as accounting, auditing, legal, insurance, clerical, and other administrative services. On the same date, we entered into an IT services agreement with Capital Ship Management pursuant to which Capital Ship Management provides IT management services to the Company. We also reimburse Capital Ship Management for reasonable costs and expenses incurred in connection with the provision of these services pursuant to both agreements after Capital Ship Management submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required.

In 2022, we amended the Previous Executive Services Agreement with CGP LLC according to which CGP LLC provided certain executive officers services for the management of the Company’s business as well as investor relations and corporate support services to the Company. During the year ended December 31, 2025, we paid $3.5 million pursuant to the Previous Executive Services Agreement.

115	Table of Contents

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

Management Agreements with Capital-Containers Ship Management Corp. and Capital-Gas Ship Management Corp.

In July and August 2025, we completed the process of changing the manager of our container vessels from Capital-Executive to Capital Containers, a privately held company ultimately controlled by Mr. Miltiadis E. Marinakis.

We have floating fee (or fixed fee in case a vessel in our fleet is employed under a bareboat charter) management agreements with Capital-Containers with respect to our container vessels and with Capital-Gas Management with respect to our LNG/C vessels and other vessels. Each of Capital-Containers and Capital-Gas Management is a privately held company ultimately controlled by Mr. Miltiadis E. Marinakis.

Under our management agreements with Capital-Containers and Capital-Gas Management:

•	we pay the relevant Manager a daily technical management fee per vessel, which is revised annually based on the United States Consumer Price Index;
•	we indemnify our Managers for expenses and liabilities they incur on our behalf in the provision of the contracted for services, including, for example, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs; and
•	we bear all costs and expenses associated with a vessel’s drydocking.

For the year ended December 31, 2025, management fees under the management agreements amounted to $9.1 million. We expect that vessels acquired in the future will be managed under similar floating fee (or under fixed fee in case the vessel is employed under a bareboat charter) management arrangements.

Supervision services agreements with Capital-Gas Ship Management Corp.

We pay a fixed fee to the relevant Manager in order to supervise the performance of the design, building, equipment, completion and delivery by the shipyard of the respective vessels. For the year ended December 31, 2025, supervision fees under the supervision services agreements amounted to $4.1 million and were recognized as part of the construction cost.

116	Table of Contents

See Note 5 (Transactions with Related Parties) to our Financial Statements for additional information on fees paid under our management agreements with Capital-Containers and Capital-Gas Management.

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

117	Table of Contents

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

Transactions entered into during the year ended December 31, 2025 and up to the date of this Annual Report

Supervision services agreements with Capital-Gas Management

During the year ended December 31, 2025, the Company announced the order of three latest technology LNG/C vessels and each vessel-owning company of the respective under-construction vessels entered into a separate supervision services agreement with Capital-Gas Management in order to supervise the performance of the design, building, equipment, completion and delivery by the shipyard of the respective under-construction vessels.

Floating Rate Management Agreements with Capital-Containers

In July 2025, the vessel-owning subsidiary of the M/V Itajai Express entered into a floating rate management agreement with Capital-Containers, pursuant to which Capital-Containers provides certain commercial and technical management services.

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

118	Table of Contents

The Articles of Incorporation also provide that no contract, agreement, arrangement or transaction entered into between us and/or any of our subsidiaries, on the one hand, and an Identified Person, on the other hand, beforethe Conversion shall be void or voidable or be considered unfair to us or any of our subsidiaries solely because such Identified Person is a party thereto, or because any directors, officers or employees of such Identified Person were present at or participated in any meeting of our board, or a committee thereof, or the board of directors, or committee thereof, of any of our subsidiaries, that authorized the contract, agreement, arrangement or transaction, or because such Identified Person’s votes were counted for such purpose. We and our subsidiaries may from time to time enter into and perform contracts, agreements, arrangements or transactions with an Identified Person. To the fullest extent permitted by law, no such contract, agreement, arrangement or transaction, nor the performance thereof by us or our subsidiaries or an Identified Person, shall be considered contrary to any fiduciary duty owed to us, any of our subsidiaries or to any of our or our subsidiaries’ stockholders by any director or officer so long as such contract, agreement, arrangement or transaction, in addition to any requirements under applicable law, is (i) approved by a majority of the members of a committee of our board comprised solely of independent directors, (ii) approved by the vote of holders of a majority of the outstanding common shares (excluding common shares owned by the Identified Persons), (iii) on terms no less favorable to us or our subsidiary, as applicable, than those generally being provided to or available from unrelated third parties or (iv) fair to us, taking into account the totality of the relationships between the parties involved.

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

We rely solely on the services of officers provided to us pursuant to our Executive Services Agreement.

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

Contracts between us, on the one hand, and Capital Maritime or CGP LLC, on the other hand, will not be the result of arm’s-length negotiations.

Neither our Certificate of Incorporation nor any of the other agreements, contracts and arrangements among Capital Maritime or CGP LLC and us were the result of arm’s-length negotiations.

Our Certificate of Incorporation generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and CGP LLC and its affiliates, must be:

•	approved by a majority of the members of our conflicts committee;
•	approved by the vote of a majority of the common shares (excluding common shares owned by Capital Maritime and its affiliates);
119	Table of Contents

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

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

Under the omnibus agreement dated September 30, 2011, Capital Maritime agreed and agreed to cause it affiliates to agree, for so long as Capital Maritime controls the Company, not to engage in certain businesses. Except as provided in the omnibus agreement, Capital Maritime and its affiliates are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

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

120	Table of Contents

DIVIDENDS

Declaration and payment of any dividend is subject to the discretion of our board of directors. Our dividend policy may be changed at any time, and from time to time, by our board of directors. The timing and amount of dividend payments to holders of our shares will depend on, among other things, shipping market developments and the charter rates we are able to negotiate when we charter our vessels, our cash earnings, financial condition and cash requirements, and could be affected by a variety of factors, including increased or unanticipated expenses, the loss of a vessel, required capital expenditures, reserves that may be established by our board of directors, refinancing or repayment of debt, additional borrowings, compliance with the covenants in our financing arrangements, our anticipated future cost of capital, access to financing and equity and debt capital markets, including for the purposes of refinancing or repaying existing debt, asset valuations, other factors described in our filings with the SEC from time to time and the applicable provisions of Marshall Islands law. The MIBCA generally prohibits the declaration and payment of dividends other than from surplus (but in case there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year) or while we are insolvent or if we would be made insolvent upon paying the dividend, or if the declaration or payment would be contrary to any restrictions contained in our Articles of Incorporation. In light of the factors described above and elsewhere in our filings with the SEC, there can be no assurance that we will pay any dividends on our shares.

B.	Significant Changes

Other than as described in “Item 4. Information on the Company—A. History and Development of the Company—Developments in 2025 and up to the filing of this Annual Report” and in Note 18 (Subsequent Events) to our Financial Statements and below, no significant changes have occurred since the date of our Financial Statements.

Item 9.	The Offer and Listing.

Our common units started trading on Nasdaq under the symbol “CPLP” on March 30, 2007. Following the Conversion on the Effective Date, common units ceased to trade on Nasdaq and common shares commenced trading on Nasdaq under the name “Capital Clean Energy Carriers Corp.” with the ticker symbol “CCEC”.

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

121	Table of Contents

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

Marshall Islands Taxation relating to Shareholders

The following is a discussion of the material Marshall Islands tax consequences of our activities to shareholders who are not citizens of and do not reside in, maintain offices in or carry on business or conduct transactions or operations in the Marshall Islands (“non-citizen/resident holders”). Because we, our subsidiaries and our controlled affiliates do not, and assuming that we and our subsidiaries and controlled affiliates will not, carry on business or conduct transactions or operations in the Marshall Islands, under current Marshall Islands law non-citizen/resident holders of our securities will not be subject to Marshall Islands taxation or withholding on dividends we make to such non-citizen/resident holders. In addition, non-citizen/resident holders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our securities, and will not be required by the Republic of the Marshall Islands to file a tax return relating to such securities.

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

122	Table of Contents

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

Taxation of Operating Income

We expect that substantially all of our gross income will be attributable to the transportation of LNG, LPG and containerized goods. If we complete the gradual divestment of our container vessels that we announced on November 13, 2023, we expect that substantially all of our gross income would be attributable to the transportation of LNG and LPG. For this purpose, gross income attributable to transportation (or “Transportation Income”) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes spot charter, time charter and bareboat charter income.

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

We will qualify for the Section 883 Exemption if, among other matters, we meet the following three requirements:

•	We are organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (an “Equivalent Exemption”);
123	Table of Contents

•	We satisfy the “Publicly Traded Test” (as described below); and

•	We meet certain substantiation, reporting and other requirements.

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

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Consequently, our U.S. Source International Transportation Income (including, for this purpose, (i) our distributive share of any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes and (ii) any such income earned by our subsidiaries that are corporations for U.S. federal income tax purposes, are organized in a non-U.S. jurisdiction that grants an Equivalent Exemption and whose outstanding stock is owned more than 50% by value by us (and which themselves comply with certain substantiation, reporting and other requirements)) will be exempt from U.S. federal income taxation provided we meet the Publicly Traded Test (and provided we meet certain substantiation, reporting and other requirements). In addition, since our common shares are only traded on Nasdaq, which is considered to be an established securities market, our shares will be deemed to be “primarily traded” on an established securities market.

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

124	Table of Contents

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

Taxation of Operating Income in the Absence of the Section 883 Exemption

If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, the U.S. source portion of such income may be treated as effectively connected with the conduct of a trade or business in the United States (or “Effectively Connected Income”) if we have a fixed place of business in the United States involved in the earning of such income and substantially all of such income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed place of business in the United States. Based on our current operations, we believe that we have no fixed place of business in the United States involved in the earning of such income, and none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is received pursuant to bareboat charters attributable to a fixed place of business in the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not have a fixed place of business in the United States involved in the earning of such income in the future, and that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which could result in such income being treated as Effectively Connected Income.

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

Taxation of Gain on the Sale of a Vessel in the Absence of the Section 883 Exemption

Our ability to qualify for the Section 883 Exemption is generally not expected to affect the tax treatment of our sales of vessels outside of the United States, provided that we continue to maintain no office or place of business in the United States involved in such sales.

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

125	Table of Contents

Dividends paid with respect to our common shares generally will be treated as “passive” income from sources outside the United States for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate (in all cases, a “U.S. Individual Holder”) will be treated as qualified dividend income that is taxable to such U.S. Individual Holder at preferential rates applicable to long-term capital gain provided that: (i) our common shares are readily tradable on an established securities market in the United States (such as Nasdaq, on which our common shares are traded); (ii) we are not a PFIC (which we do not believe we are, have been or will be, as discussed below); (iii) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend (and has not entered into certain risk limiting transactions with respect to such shares) and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common shares that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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

Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business. Based on our current and projected methods of operation, we believe that we were not a PFIC for the year ended on December 31. 2025, nor do we expect to become a PFIC. Although there is no legal authority directly on point, and we are not obtaining a ruling from the IRS on this issue, we will take the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time and spot chartering activities of our wholly owned subsidiaries constitutes services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels we or our subsidiaries own that are subject to time charters, should not constitute passive assets for purposes of determining whether we are or were a PFIC.

126	Table of Contents

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

127	Table of Contents

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

128	Table of Contents

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

Payment of the gross proceeds from the disposition of common shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common shares that is effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if:

•	the broker has certain connections to the United States,
•	the proceeds or confirmation are sent to the United States, or
•	the sale has certain other specified connection with the United States as provided in U.S. Treasury Regulations.
129	Table of Contents

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

Foreign Exchange Risk

Financing activities

In connection with the issuance of 2021 Bonds and 2022 Bonds, we entered into certain cross-currency swap agreements to manage the related foreign currency exchange risk by effectively converting the fixed-rate, Euro-denominated 2021 Bonds and 2022 Bonds, including the semi-annual interest payments for the duration of the 2021 Bonds and 2022 Bonds, to fixed-rate U.S. Dollar-denominated debt. The economic effect of the swap agreements is to eliminate the uncertainty of the cash flows in U.S. Dollars associated with the issuance of the 2021 Bonds and 2022 Bonds. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings (Financing Arrangements)—Senior Unsecured Bonds.”

Operating activities

We do not have a material currency exposure risk in connection to our operating activities. We generate all of our revenues in U.S. Dollars and incur less than 10% of our expenses in currencies other than U.S. Dollars. For accounting purposes, expenses incurred in currencies other than the U.S. Dollars are translated into U.S. Dollars at the exchange rate prevailing on the date of each transaction. As of December 31, 2025, less than 10% of our liabilities were denominated in currencies other than U.S. Dollars (mainly in Euros). These liabilities were translated into U.S. Dollars at the exchange rate prevailing on December 31, 2025. We have not hedged currency exchange risks and our operating results could be adversely affected as a result.

130	Table of Contents

Interest Rate Risk

The international shipping industry is capital intensive, requiring significant amounts of investment, a significant portion of which is provided in the form of long-term debt. Our existing financing arrangements contain interest rates that fluctuate based on changes in base rates. As of December 31, 2025, $1,843.7 million out of our total debt of $2,369.9 million is floating rate debt, which means we pay interest on such debt at a margin on top of an agreed benchmark rate. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. Recently, in response to inflationary pressures, central banks have begun to increase interest rates, which translates into increases in base interest rates that result in an increase to our interest expense on our existing floating rate debt and also result in increases to the interest rates available to us on new debt financing for our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Financing Activities—A significant rise in interest rates could result in increased interest expense.”

Interest rate sensitivity analysis

Currently, we have, and during 2025 we had, no interest rate swap agreements outstanding. A possible market disruption in determining the cost of funds for our banks resulting in increases by the lenders to their “funding costs” under our credit facilities, will lead to proportional increases in the relevant interest amounts payable under such credit facilities on a quarterly basis. As an indication of the extent of our sensitivity to interest rate changes based upon our debt level from continuing operations, an increase of 100 basis points in SOFR would have resulted in an increase in our interest expense by approximately $16.8, 16.4 million and $8.9 million for the years ended December 31, 2025, 2024 and 2023 respectively, assuming all other variables remain constant.

Concentration of Credit Risk

Financial instruments which potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents. We place our cash and cash equivalents, consisting mostly of deposits, with creditworthy financial institutions as rated by qualified rating agencies. We do not obtain rights to collateral to reduce our credit risk.

Inflation

As a result of the inflation experienced in 2024 and 2025, we have incurred increased operating, voyage and administrative costs. We continue to see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, driving up energy prices and commodity prices, which continue to affect our operating and voyage expenses. As inflation becomes a significant factor in the global economy, inflationary pressures are expected to result in increased operating, voyage and financing costs.

Item 12.	Description of Securities Other than Equity Securities.

Not Applicable.

131	Table of Contents

Part II.

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

On the Effective Date, we completed the Conversion. For details on the Conversion, please review our report on Form 6-K filed with the SEC on August 26, 2024, including the exhibits thereto, which is incorporated by reference in this Annual Report.

Item 15.	Controls and Procedures.
A.	Disclosure Controls and Procedures

As of December 31, 2025, our management conducted an evaluation pursuant to Rule 13a-15(b) and 15d-15 promulgated under the U.S. Securities Exchange Act of 1934, as amended, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. Further, in the design and evaluation of our disclosure controls and procedures our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2025, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure, were effective in providing reasonable assurance that information that was required to be disclosed by us in reports we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the 2013 framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management believes that our internal control over financial reporting was effective as of December 31, 2025.

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

132	Table of Contents

C.	Attestation Report of the Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Capital Clean Energy Carriers Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Capital Clean Energy Carriers Corp. and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025 of the Company and our report dated April 27, 2026 expressed an unqualified opinion on those financial statements.

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

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

April 27, 2026

133	Table of Contents

D.	Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting during the year covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16.
A.	Audit Committee Financial Expert.

Our board of directors has determined that director Keith Forman qualifies as an audit committee financial expert for purposes of the U.S. Sarbanes-Oxley Act of 2002 and is independent under applicable Nasdaq and SEC standards.

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

Our principal accountant for 2025 and 2024 was Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163) The following table shows the fees we paid or accrued for audit and tax services provided by Deloitte and its affiliates for these periods (in thousands of U.S. Dollars).

Fees	2025		2024
Audit Fees(1)	$478.2		$402.2
Audit-Related Fees(2)	47.6		12.6
Tax Fees(3)	18.3		17.3
Total	$544.1	$	$ 432.1

(1)	Audit fees represent fees for professional services provided in connection with the integraded audit of the consolidated financial statements of the Company, review of our quarterly consolidated financial information and audit services provided in connection with other regulatory filings.

(2)	Audit related fees represent compensation for professional services provided in connection with the public offering and listing on the Athens Stock Exchange of senior unsecured bonds by CPLP PLC.

(3)	Tax fees represent fees for professional services provided in connection with various U.S. income tax compliance and information reporting matters.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.

Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2025 and 2024.

134	Table of Contents

D.	Exemptions from the Listing Standards for Audit Committees.

None.

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

On January 26, 2023, our board approved a Unit Repurchase Program, providing the Partnership with authorization to repurchase up to $30.0 million of the Partnership’s common units, effective for a period of two years. The Unit Repurchase Program expired in January 2025. We were permitted to repurchase these units in the open market or in privately negotiated transactions, at times and prices that we considered to be appropriate. During 2025, we did not purchase any common shares under the programs.

F.	Change in Registrant’s Certifying Accountant.

Not applicable.

G.	Corporate Governance.

Nasdaq requires corporations with listed shares to comply with its corporate governance standards, subject to certain exceptions as set forth in Nasdaq Rule 5615. As a foreign private issuer, pursuant to Nasdaq Rule 5615(a)(3) we are not required to comply with all of the corporate governance rules that apply to listed U.S. corporations. However, we have generally chosen to comply with most of Nasdaq’s corporate governance rules as though we were a U.S. corporation. For example, although we are not required to have a majority of independent directors on our board of directors or to establish a compensation committee or a nominating/corporate governance committee under Nasdaq rules, our Bylaws provide that our board of directors must be comprised of a majority of independent directors and that we establish a conflicts committee, compensation committee and a nominating committee each composed solely of independent directors and a nominating committee composed of a majority of independent directors. For the year ended December 31, 2025, our board determined that Keith Forman, Rory Hussey, Martin Houston, Eleni Tsoukala, Atsunori Kozuki and Dimitris P. Christacopoulos were independent directors.

The following are the significant ways in which the Company’s corporate governance practices deviate from Nasdaq’s corporate governance rules that apply to listed U.S. corporations:

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

135	Table of Contents

H.	Mine Safety Disclosure.

Not applicable.

I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

J.	Insider Trading Policies.

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

136	Table of Contents

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

137	Table of Contents

Part III.

Item 17.	Financial Statements

 Not Applicable.

Item 18.	Financial Statements.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Description
1.1	Certificate of Conversion of Capital Clean Energy Carriers Corp.(1)
1.2	Articles of Incorporation of Capital Clean Energy Carriers Corp.(1)
1.3	Bylaws of Capital Clean Energy Carriers Corp.(1)
2.1	Description of Securities registered under Section 12 of the Exchange Act
2.2	Certain long-term debt instruments, none of which relates to indebtedness that exceeds 10% of the consolidated assets of Capital Clean Energy Carriers Corp., have not been filed as exhibits to this Form 20-F. Capital Clean Energy Carriers Corp. agrees to furnish the Securities and Exchange Commission, upon its request, a copy of any such instrument defining the rights of holders of long-term debt of Capital Clean Energy Carriers Corp. and its consolidated subsidiaries
4.1	Amended and Restated Omnibus Agreement, dated September 30, 2011(3)
4.2	Form of Floating Rate Management Agreement with Capital Containers Ship Management Corp.
4.3	Form of Floating Rate Management Agreement with Capital Gas Ship Management Corp.(2)
4.4	Administrative Services Agreement with Capital Ship Management(4)
4.5	Amendment 1 to Administrative Services Agreement with Capital Ship Management Corp., dated April 2, 2012(5)
138	Table of Contents

4.6	IT Agreement, dated April 3, 2007, by and between Capital Ship Management Corp. and Capital Clean Energy Carriers Corp. (formerly known as Capital Product Partners L.P.)(6)
4.7	Addendum No. 1 to IT Agreement, dated April 2, 2012(6)
4.8	Addendum No. 2 to IT Agreement, dated April 2, 2017(6)
4.9	Addendum No. 3 to IT Agreement, dated April 2, 2022(2)
4.10	Capital Clean Energy Carriers Corp.’s Omnibus Incentive Compensation Plan, amended and restated on August 26, 2024(1)
4.11	Umbrella Agreement, by and among Capital Maritime & Trading Corp., Capital GP L.L.C. and Capital Clean Energy Carriers Corp. (formerly known as Capital Product Partners L.P.), dated November 13, 2023(7)
4.12	Form of Supervision Agreement with Capital-Gas Ship Management Corp.(7)
4.13	Shareholders’ Agreement dated August 26, 2024 by and among Capital Clean Energy Carriers Corp. and Capital Maritime & Trading Corp., Capital Gas Corp. and Capital GP L.L.C.(1)
4.14	Registration Rights Agreement dated August 26, 2024 by and among Capital Clean Energy Carriers Corp., Capital Maritime & Trading Corp., Capital Gas Corp., Capital GP L.L.C., Paparebecorp Limited and Ascetico Limited(1)
4.15	Executive Services Agreement dated August 26, 2024 by and between Capital Clean Energy Carriers Corp. and Capital GP L.L.C. (1)
4.16	Open Market Sales AgreementSM dated January 27, 2025 by and between Jefferies LLC and Capital Clean Energy Carriers Corp. (9)
8.1	List of Subsidiaries of Capital Clean Energy Carriers Corp.
11.1	Insider Trading Policy of Capital Clean Energy Carriers Corp.(8)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Capital Clean Energy Carriers Corp.’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Capital Clean Energy Carriers Corp.’s Chief Financial Officer
13.1	Capital Clean Energy Carriers Corp. Certification of Gerasimos (Jerry) Kalogiratos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*
139	Table of Contents

13.2	Capital Clean Energy Carriers Corp. Certification of Nikolaos Kalapotharakos, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*
15.1	Consent of Deloitte Certified Public Accountants S.A., independent registered public accounting firm.
97.1	Policy Regarding the Recovery Erroneously Awarded Incentive-Based Compensation (8)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (Inline XBRL)

(1)	Previously furnished as a Report on Form 6-K with the SEC on August 26, 2024.

(2)	Previously filed as an exhibit to Capital Clean Energy Carriers Corp.’s (formerly known as Capital Product Partners L.P.) Annual Report on Form 20-F for the year ended December 31, 2021 and filed with the SEC on April 27, 2022.

(3)	Previously furnished as a Report on Form 6-K with the SEC on September 30, 2011.

(4)	Previously filed as an exhibit to Capital Clean Energy Carriers Corp.’s (formerly known as Capital Product Partners L.P.) Registration Statement on Form F-1 (File No. 333-141422), filed with the SEC on March 19, 2007 and hereby incorporated by reference to such Registration Statement.

(5)	Previously filed as an exhibit to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 and filed with the SEC on February 5, 2013.

(6)	Previously filed as an exhibit to Capital Clean Energy Carriers Corp.’s (formerly known as Capital Product Partners L.P.) Annual Report on Form 20-F for the year ended December 31, 2019 and filed with the SEC on February 28, 2020.

(7)	Previously furnished as Exhibit II to Capital Clean Energy Carriers Corp.’s (formerly known as Capital Product Partners L.P.) Report on Form 6-K with the SEC on November 13, 2023.

(8)	Previously filed as an exhibit to Capital Clean Energy Carriers Corp.’s Annual Report on Form 20--F for the year ended December 31, 2024 and filed with the SEC on April 17, 2025.

(9)	Previously furnished as Exhibit 1.1 to Capital Clean Energy Carriers Corp.’s Report on Form 6-K filed with the SEC on January 27, 2025.

*	Furnished only and not filed
140	Table of Contents

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL CLEAN ENERGY CARRIERS CORP.
/s/ Gerasimos (Jerry) Kalogiratos
Name:	Gerasimos (Jerry) Kalogiratos
Title:	Chief Executive Officer

Dated: April 27, 2026

141	Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Capital Clean Energy Carriers Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Capital Clean Energy Carriers Corp. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in shareholders’ equity and partners’ capital, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece
April 27, 2026

We have served as the Company's auditor since 2006.

F- 1	Table of Contents

Capital Clean Energy Carriers Corp. Consolidated Balance Sheets (In thousands of United States Dollars, except number of shares)

	As of December 31, 2025	As of December 31, 2024
Assets
Current assets
Cash and cash equivalents	$273,843	$312,654
Restricted cash (Note 8)	7,024	—
Trade accounts receivable	8,437	3,689
Prepayments and other assets	7,437	7,194
Due from related party (Note 5)	—	1,131
Inventories	3,982	4,427
Claims	1,044	865
Current assets of discontinued operations (Note 3)	124,238	75,583
Total current assets	426,005	405,543
Fixed assets
Advances for vessels under construction - related party (Notes 5, 6)	54,000	54,000
Vessels, net and vessels under construction (Notes 5, 6)	3,516,778	3,289,660
Total fixed assets	3,570,778	3,343,660
Other non-current assets
Above market acquired charters (Note 7)	66,597	101,574
Deferred charges, net	3,483	361
Restricted cash (Note 8)	14,023	22,521
Derivative asset (Note 9)	13,682	1,574
Prepayments and other assets	546	4
Non-current assets of discontinued operations (Note 3)	—	237,645
Total non-current assets	3,669,109	3,707,339
Total assets	$4,095,114	$4,112,882
Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt, net (Note 8)	$122,144	$117,126
Trade accounts payable	11,129	14,615
Due to related parties (Note 5)	5,607	3,542
Accrued liabilities (Note 11)	37,717	31,160
Deferred revenue	29,413	29,804
Derivative liabilities (Note 9)	—	18,114
Current liabilities of discontinued operations (Note 3)	103,514	29,130
Total current liabilities	309,524	243,491
Long-term liabilities
Long-term debt, net (Note 8)	2,232,193	2,277,957
Below market acquired charters (Note 7)	53,531	65,923
Deferred revenue	499	634
Non-current liabilities of discontinued operations (Note 3)	—	181,908
Total long-term liabilities	2,286,223	2,526,422
Total liabilities	2,595,747	2,769,913
Commitments and contingencies (Note 17)	—	—
Shareholders’ Equity
Common shares ($0.01 par value, 60,708,914 and 59,938,374 shares issued and 59,487,853 and 58,387,313 shares outstanding as of December 31, 2025 and 2024, respectively) (Note 14)	607	599
Additional paid-in capital	1,263,065	1,240,044
Retained earnings	237,270	102,615
Accumulated other comprehensive loss (Note 9)	(1,575)	(289)
Total shareholders’ equity	1,499,367	1,342,969
Total liabilities and shareholders’ equity	$4,095,114	$4,112,882

The accompanying notes are an integral part of these consolidated financial statements.

F- 2	Table of Contents

Clean Energy Carriers Corp.

Consolidated Statements of Comprehensive Income (In thousands of United States Dollars except number of shares and net income per share)

	For the years ended December 31,
	2025	2024	2023
Revenues (Note 4)	$392,706	$339,549	$219,196
Expenses:
Voyage expenses, net (Note 12)	7,733	9,833	11,619
Vessel operating expenses (Note 12)	59,083	50,170	37,928
Vessel operating expenses - related parties (Notes 5, 12)	9,144	8,722	6,165
General and administrative expenses (including $3,708, $2,980 and $2,564 to related parties, for the years ended December 31, 2025, 2024 and 2023, respectively) (Notes 5, 15)	15,598	16,682	13,445
Vessel depreciation and amortization (Note 6)	87,213	76,454	47,559
Impairment of vessels	—	—	11,157
Operating income, net	213,935	177,688	91,323
Other (expense) / income, net:
Interest expense and finance cost (including $3,174 to related party, for the year ended December 31, 2024) (Note 5, 8)	(103,128)	(125,760)	(84,330)
Other income, net (Note 9)	2,587	3,262	1,254
Total other expense, net	(100,541)	(122,498)	(83,076)
Net income from continuing operations	113,394	55,190	8,247
Net income from discontinued operations (Note 3)	57,365	138,444	38,961
Net income from operations	170,759	193,634	47,208
Net income attributable to General Partner (Note 16)	—	743	680
Deemed dividend to General Partner (Note 16)	—	46,184	—
Net income attributable to unvested shares (Note 16)	—	808	929
Net income attributable to common shareholders (Note 16)	170,759	145,899	45,599
Net income from continuing operations per:
• Common share, basic and diluted	$1.92	$0.15	$0.38
Weighted-average shares outstanding:
• Common shares, basic	58,919,848	56,094,666	21,182,471
• Common shares, diluted	59,191,879	56,094,666	21,182,471
Net income from discontinued operations per:
• Common share, basic and diluted	$0.97	$2.45	$1.77
Weighted-average shares outstanding:
• Common shares, basic	58,919,848	56,094,666	21,182,471
• Common shares, diluted	59,191,879	56,094,666	21,182,471
Net income from operations per:
• Common share, basic	$2.90	$2.60	$2.15
• Common share, diluted	$2.88	$2.60	$2.15
Weighted-average shares outstanding:
• Common shares, basic	58,919,848	56,094,666	21,182,471
• Common shares, diluted	59,191,879	56,094,666	21,182,471
Net income from operations	170,759	193,634	47,208
Other comprehensive (loss) / income:
Unrealized (loss) / income on derivative instruments (Note 9)	(1,286)	1,297	3,180
Total comprehensive income	$169,473	$194,931	$50,388

The accompanying notes are an integral part of these consolidated financial statements.

F- 3	Table of Contents

Capital Clean Energy Carriers Corp. Consolidated Statements of Changes in Shareholders’ Equity and Partners’ Capital (In thousands of United States Dollars)

The statements below for the period from January 1, 2024, to August 25, 2024 and for the year ended December 31, 2023 represent Capital Clean Energy Carriers Corp. as a partnership prior to the Conversion (Note 1). The statements below for the year ended December 31, 2025 and for the period from August 26, 2024, to December 31, 2024, represent Capital Clean Energy Carriers Corp. as a corporation subsequent to the Conversion.

	No. of Shares	Share Capital	General Partner	Common Unitholders	Treasury Units	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2023	—	$—	$12,414	$634,605	$(3,827)	$—	$—	$(4,766)	$638,426
Dividends declared (distributions of $ 0.60 per common unit)	—	—	(209)	(12,033)	—	—	—	—	(12,242)
Partnership’s net income	—	—	680	46,528	—	—	—	—	47,208
Issuance of Partnership’s common units, net - rights offering (Note 14)	—	—	—	498,687	—	—	—	—	498,687
Equity compensation expense (Note 15)	—	—	—	3,786	—	—	—	—	3,786
Repurchase of common units (Note 14)	—	—	—	—	(4,112)	—	—	—	(4,112)
Other comprehensive income (Note 9)	—	—	—	—	—	—	—	3,180	3,180
Balance at December 31, 2023	—	$—	$12,885	$1,171,573	$(7,939)	$—	$—	$(1,586)	$1,174,933
Dividends declared (distributions of $0.45 per common unit)	—	—	(155)	(24,900)	—	—	—	—	(25,055)
Partnership’s net income	—	—	516	81,745	—	—	—	—	82,261
Equity compensation expense (Note 15)	—	—	—	4,093	—	—	—	—	4,093
Other comprehensive income (Note 9)	—	—	—	—	—	—	—	179	179
Balance at August 25, 2024	—	$—	$13,246	$1,232,511	$(7,939)	$—	$—	$(1,407)	$1,236,411
Dividends declared (distributions of $0.15 per common share)	—	—	—	—	—	—	(8,758)	—	(8,758)
Net Income from 26/8/24 to 31/12/24	—	—	—	—	—	—	111,373	—	111,373
Equity compensation expense (Note 15)	—	—	—	—	—	2,825	—	—	2,825
Conversion of 54,887,313 common units to common shares and 1,551,061 treasury units to treasury shares (Notes 1, 14)	56,438,374	564	—	—	—	(564)	—	—	—
Conversion of 348,570 general partner units into 3,500,000 common shares (Notes 1, 14)	3,500,000	35	46,184	(46,184)	—	(35)	—	—	—
Reclassification resulting from the Conversion (Notes 1, 14)	—	—	(59,430)	(1,186,327)	7,939	1,237,818	—	—	—
Other comprehensive income (Note 9)	—	—	—	—	—	—	—	1,118	1,118
Balance at December 31, 2024	59,938,374	$599	$—	$—	$—	$1,240,044	$102,615	$(289)	$1,342,969
Dividends declared (distributions of $0.60 per common share)	—	—	—	—	—	—	(35,472)	—	(35,472)
Net income from operations	—	—	—	—	—	—	170,759	—	170,759
Equity compensation expense (Note 15)	—	—	—	—	—	6,395	(632)	—	5,763
Proceeds from offering, net (Note 14)	9,466	—	—	—	—	207	—	—	207
Dividends reinvestment plan, net of expenses (Note 14)	761,074	8	—	—	—	16,419	—	—	16,427
Other comprehensive loss (Note 9)	—	—	—	—	—	—	—	(1,286)	(1,286)
Balance at December 31, 2025	60,708,914	$607	$—	$—	$—	$1,263,065	$237,270	$(1,575)	$1,499,367

The accompanying notes are an integral part of these consolidated financial statements.

F- 4	Table of Contents

Capital Clean Energy Carriers Corp. Consolidated Statements of Cash flows (In thousands of United States Dollars)

	For the years ended December 31,
	2025	2024	2023
Cash flows from operating activities of continuing operations:
Net income from operations	$170,759	$193,634	$47,208
Less: Net income from discontinued operations	57,365	138,444	38,961
Net income from continuing operations	113,394	55,190	8,247
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization (Note 6)	87,213	76,454	47,559
Impairment of vessels (Note 2)	—	—	11,157
Amortization and write-off of deferred financing costs	3,738	3,028	1,742
Amortization / accretion of above / below market acquired charters (Note 7)	22,585	17,052	(4,014)
Amortization of ineffective portion of derivatives	(210)	(209)	(260)
Equity compensation expense (Note 15)	6,395	6,918	3,786
Change in fair value of derivatives (Note 9)	(18,114)	10,934	(5,529)
Unrealized bonds exchange differences (Note 8)	19,775	(9,848)	6,018
Changes in operating assets and liabilities:
Trade accounts receivable	(4,748)	(1,799)	170
Prepayments and other assets	(785)	525	1,002
Due from related party	1,131	716	(1,847)
Inventories	445	(1,904)	1,730
Claims	(752)	—	—
Trade accounts payable	(2,566)	5,634	2,776
Due to related parties	2,065	1,386	1,140
Accrued liabilities	5,265	13,403	3,593
Deferred revenue	(526)	7,337	8,499
Dry-docking costs paid	(1,488)	—	1
Net cash provided by operating activities of continuing operations	$232,817	$184,817	$85,770
Cash flows from investing activities of continuing operations:
Vessel acquisitions, vessels under construction and improvements including acquired time and bareboat charter agreements (Notes 6, 7)	(315,121)	(1,200,978)	(336,335)
Proceeds from insurance claims	573	—	—
(Expenses paid for the sale of vessels) / proceeds from sale of vessels, net (Note 6)	(220)	(219)	21,780
Net cash used in investing activities of continuing operations	$(314,768)	$(1,201,197)	$(314,555)
Cash flows from financing activities of continuing operations:
Proceeds from long-term debt (Note 8)	44,454	1,582,000	292,000
Deferred financing and offering costs paid	(1,462)	(12,911)	(2,488)
Payments of long-term debt (Note 8)	(120,868)	(780,910)	(67,029)
Proceeds from offering, net of commissions paid (Notes 1, 14)	207	—	45,817
Rights offering costs paid	(498)	(476)	(824)
Repurchase of common units (Note 14)	—	—	(4,112)
Dividends paid (Note 14)	(18,997)	(33,813)	(12,242)
Net cash (used in) / provided by financing activities of continuing operations	$(97,164)	$753,890	$251,122
Net (decrease) / increase in cash, cash equivalents and restricted cash from continuing operations	$(179,115)	$(262,490)	$22,337
Cash flows from discontinued operations
Operating activities	9,245	55,030	102,942
Investing activities	230,195	448,059	(132,537)
Financing activities	(100,610)	(108,902)	55,888
Net increase in cash, cash equivalents and restricted cash from discontinued operations	138,830	394,187	26,293
Net (decrease) / increase in cash, cash equivalents and restricted cash	(40,285)	131,697	48,630
Cash, cash equivalents and restricted cash at the beginning of the year	$335,175	$203,478	$154,848
Cash, cash equivalents and restricted cash at the end of the year	$294,890	$335,175	$203,478
Supplemental cash flow information
Cash paid for interest net of interest capitalized during the construction period (Note 2(m))	$107,022	$131,870	$98,606
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	2,929	4,140	6,684
Capitalized dry-docking costs included in liabilities	4,021	4,149	4,149
Deferred financing costs included in liabilities	60	86	1,934
Expenses for sale of vessels included in liabilities	1,870	5,396	440
Seller’s credit agreements in connection with the acquisition of vessel- owning companies (Notes 5, 6, 8)	—	134,764	—
Dividends reinvestment plan issuance of new shares (Note 14)	16,475	—	—
Sale and lease back agreements and credit facility assumed in connection with the acquisition of vessel-owning companies	—	—	196,317
Amounts for the acquisition of vessel owning companies and companies owning vessels under construction, netted against the amount due from CMTC pursuant to the Standby Purchase Agreement (Notes 1, 5, 14)	—	—	279,783
Advances for vessels under construction - related party, netted against the amount due from CMTC pursuant to the Standby Purchase Agreement (Notes 1, 5, 6, 14)	—	—	174,400
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	273,843	312,654	191,757
Restricted cash - current assets	7,024	—	—
Restricted cash - non-current assets	14,023	22,521	11,721
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$294,890	$335,175	$203,478

The accompanying notes are an integral part of these consolidated financial statements.

F- 5	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

1. Basis of Presentation and General Information

Capital Clean Energy Carriers Corp. (the “Company or CCEC”) is an international owner of ocean-going vessels, with a focus on the energy transition. As of December 31, 2025, the Company’s in-the-water fleet included 14 high specification vessels, including 12 latest generation Liquified Natural Gas Carriers (“LNG/Cs”) and two legacy Neo-Panamax container vessels, one of which the Company has agreed to sell in 2025, namely the M/V Buenaventura Express, which was subsequently delivered to its new owners in January 2026. The assets and liabilities, results of operations and cash flows of the M/V Buenaventura Express are reported in discontinued operations (Note 3). In addition, the Company’s under-construction fleet included nine additional latest generation LNG/Cs, six dual-fuel Medium Gas Carriers (“MG/Cs”) and four Handy Liquified CO2 Multi-Gas Carriers (“LCO2 – HMG/C”), to be delivered between the first quarter of 2026 and the first quarter of 2029. On January 5, 2026, the Company took delivery of its first LCO2 – HMG/C Active. The Company’s vessels operate under medium to long-term time and bareboat charters.

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

(iv) following the Conversion, the board of directors consist of eight directors, a majority of which are “independent” in accordance with Nasdaq rules; and

(v)  until Capital Maritime & Trading Corp. (“CMTC”) and its affiliates cease to own at least 25% of the outstanding common shares, CMTC and its affiliates will have the right to nominate three out of the eight directors to the board. If the holdings of CMTC and its affiliates fall below 25% but remain above 15% of the outstanding common shares, CMTC and its affiliates thereafter will have the right to nominate two out of eight directors to the board. If the holdings of CMTC and its affiliates fall below 15% but remain above 5% of the outstanding common shares, CMTC and its affiliates thereafter will have the right to nominate one out of eight directors to the board. If the holdings of CMTC and its affiliates fall below 5%, CMTC will no longer have any rights to nominate directors to the board. The remaining members of the board of directors will be nominated by CCEC’s nominating committee and all directors will be elected by majority vote of the holders of common shares (including CMTC and its affiliates), other than in a contested election, in which the election of directors will be by a plurality vote.

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

Following the announcement of the Company on November 13, 2023, of its intention to shift its business focus towards liquified natural gas and energy transition shipping and gradually divest from its non-core assets, the Company entered into 14 memoranda of agreement (“MOA”) with third parties for the disposal of 14 container carrier vessels. The Company determined that the assets and liabilities, results of operations and cash flows of the 14 container carrier vessels met the criteria to be reported in discontinued operations (Note 3).

F- 6	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

1. Basis of Presentation and General Information – Continued

As of December 31, 2025, the consolidated financial statements include Capital Clean Energy Carriers Corp. and the following wholly owned significant subsidiaries which were all incorporated or formed under the laws of the Marshall Islands, Liberia or Cyprus.

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	Deadweight (“DWT”)	Date acquired/delivered by the Company / estimated delivery date	Date acquired / delivered by CMTC or CGC Operating Corp. (“CGC”)
Capital Product Operating LLC	01/16/2007	—	—	—	—
CPLP Shipping Holdings PLC (“CPLP PLC”)	08/14/2021	—	—	—	—
CPLP Gas Operating Corp.	08/24/2021	—	—	—	—
Patroklos Marine Corp.	06/17/2008	M/V Cape Agamemnon (3)	179,221	06/09/2011	01/25/2011
Anax Container Carrier S.A.	04/08/2011	M/V Hyundai Prestige(2)	63,010	09/11/2013	02/19/2013
Hercules Container Carrier S.A.	04/08/2011	M/V Hyundai Premium(2)	63,010	03/20/2013	03/11/2013
Iason Container Carrier S.A.	04/08/2011	M/V Hyundai Paramount(2)	63,010	03/27/2013	03/27/2013
Thiseas Container Carrier S.A.	04/08/2011	M/V Hyundai Privilege(1)	63,010	09/11/2013	05/31/2013
Cronus Container Carrier S.A.	07/19/2011	M/V Hyundai Platinum(1)	63,010	09/11/2013	06/14/2013
Dias Container Carrier S.A.	05/16/2013	M/V Akadimos(2)	115,534	06/10/2015	06/10/2015
Deka Container Carrier S.A.	03/28/2017	M/V Athenian(2)	118,834	01/22/2020	04/28/2017
Jupiter Container Carrier S.A.	03/28/2017	M/V Athos(2)	118,888	01/23/2020	05/19/2017
Nikitis Container Carrier S.A.	03/28/2017	M/V Aristomenis(2)	118,712	01/23/2020	06/27/2017
Neos Container Carriers Corp.	09/04/2020	M/V Long Beach Express(2)	68,618	02/25/2021	01/07/2021
Maistros Container Carriers Corp.	09/04/2020	M/V Seattle Express(2)	68,411	02/25/2021	01/07/2021
Filos Container Carriers Corp.	09/04/2020	M/V Fos Express(2)	68,579	02/25/2021	01/07/2021
Panormos Container Carrier S.A.	12/17/2020	M/V Manzanillo Express(1)	142,411	10/12/2022	10/12/2022
Ektoras Container Carrier S.A.	12/17/2020	M/V Itajai Express	142,411	01/10/2023	01/10/2023
Monos Container Carrier S.A.	02/05/2021	M/V Buenaventura Express(4)	142,411	06/20/2023	06/20/2023
Assos Gas Carrier Corp.	07/16/2018	LNG/C Aristos I	81,978	09/03/2021	11/12/2020
Dias Gas Carrier Corp.	07/16/2018	LNG/C Aristarchos	81,956	09/03/2021	06/15/2021
Atrotos Gas Carrier Corp.	07/16/2018	LNG/C Aristidis I	81,898	12/16/2021	01/04/2021
Poseidon Gas Carrier Corp.	07/16/2018	LNG/C Attalos	81,850	11/18/2021	08/13/2021
Maximus Gas Carrier Corp.	04/10/2019	LNG/C Asklipios	81,882	11/18/2021	09/29/2021
Kronos Gas Carrier Corp.	02/04/2019	LNG/C Adamastos	82,095	11/29/2021	08/23/2021
Hermes Gas Carrier Corp.	07/05/2019	LNG/C Asterix I	81,932	02/17/2023	02/17/2023
Omega Gas Carriers Corp.	06/18/2021	LNG/C Amore Mio I	82,076	12/21/2023	10/31/2023
Beta Gas Carriers Corp.	06/18/2021	LNG/C Axios II	82,271	01/02/2024	01/02/2024
Romanos Gas Carrier Corp.	11/01/2021	LNG/C Assos	82,306	05/31/2024	05/31/2024
Leon Gas Carrier Corp.	11/01/2021	LNG/C Apostolos	82,068	06/05/2024	06/05/2024
Taurus Gas Carrier Corp.	11/01/2021	LNG/C Aktoras	82,194	06/28/2024	06/28/2024
Aqua Gas Carrier Corp.	01/17/2023	LNG/C Alcaios I (Hull - 8202) (5)	—	09/2026 (6)	—
Mare Gas Carrier Corp.	01/17/2023	LNG/C Antaios I (Hull - 8203) (5)	—	11/2026 (6)	—
Polis Gas Carrier Corp.	03/27/2023	LNG/C Athlos (Hull - 8206) (5)	—	02/2027 (6)	—
Elpis Gas Carrier Corp.	03/27/2023	LNG/C Archon (Hull - 8207) (5)	—	03/2027 (6)	—
Áison Gas Carriers Corp.	03/28/2024	MG/C Agenor (Hull - 8427) (5)	—	05/2027 (6)	—
Alvis Gas Carriers Corp.	03/28/2024	MG/C Aridaios (Hull - 8425) (5)	—	09/2026 (6)	—
Daidalos Carriers Corp.	06/21/2023	LCO2 - HMG/C Amadeus (Hull - 8399) (5)	—	04/2026 (6)	—
Iason Gas Carriers Corp.	03/07/2024	MG/C Anios (Hull - S1111) (5)	—	03/2027 (6)	—
Ifaistos Carriers Corp.	01/29/2024	LCO2 - HMG/C Alkimos (Hull - 8404) (5)	—	09/2026 (6)	—
Ikaros Carriers Corp.	06/21/2023	LCO2 - HMG/C Active (Hull - 8398) (5)	—	01/2026 (6)	—
Leandros Carriers Corp.	01/29/2024	LCO2 - HMG/C Athenian (Hull - 8405) (5)	—	11/2026 (6)	—
Menelaos Gas Carriers Corp.	03/07/2024	MG/C Andrianos (Hull - S1112) (5)	—	07/2027 (6)	—
Omiros Gas Carriers Corp.	03/28/2024	MG/C Aratos (Hull - 8426) (5)	—	02/2027 (6)	—
Venus Gas Carriers Corp.	03/28/2024	MG/C Aristogenis (Hull - 8424) (5)	—	06/2026 (6)	—
Egeus Gas Carrier Corp.	06/23/2025	LNG/C Amfialos (Hull No.8327) (5)	—	08/2028 (6)	—
Aigeas Gas Carrier Corp.	06/23/2025	LNG/C Amfilochos (Hull No.8328) (5)	—	01/2029 (6)	—
Dareios Gas Carrier Corp.	06/23/2025	LNG/C Amissos (Hull No.8329) (5)	—	02/2029 (6)	—

(1)	Vessels were disposed in 2025
(2)	Vessels were disposed in 2024
(3)	Vessel was disposed in 2023
(4)	Vessel agreed to be disposed in 2026
(5)	Vessels are under construction
(6)	Estimated delivery dates for newbuild vessels as of December 31, 2025

F- 7	Table of Contents

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

Time and bareboat charters contracts

A time and bareboat charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. A time and bareboat charter generally provides typical warranties and owner protective restrictions. A time and bareboat charter begins when the vessel is delivered to the charterer and ends when the vessel is redelivered back to its owner. The time and bareboat charter contracts are considered operating leases because (i) the vessel is an identifiable asset (ii) the owner of the vessel does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Revenues from time and bareboat charters are recognized ratably on a straight-line basis over the period of the respective charter. Under time charter agreements, all voyage expenses, except commissions are assumed by the charterer. Operating costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants are paid by the owner under time charter agreements. Under bareboat charter agreements, all voyage, except commissions, and operating expenses, are assumed by the charterer. The Company applied the practical expedient included in Accounting Standards Codification (“ASC”) 842 and elected to not separate the lease and non-lease components included in the time and bareboat charter revenue because the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same and the lease component, if accounted for separately, would be classified as an operating lease. The daily hire rate represents the hire rate for a bareboat charter as well as the compensation for expenses for operating and maintaining the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants. Both the lease and non-lease components are earned by passage of time. The nature of the lease component and non-lease component that were combined as a result of applying the practical expedient are the contract for the hire of a vessel and the fees for operating and maintaining the vessel respectively. The lease component is the predominant component and the Company accounts for the combined component as an operating lease in accordance with Topic 842.

Voyage charters contracts

A voyage charter is a contract in which the vessel owner undertakes to transport a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. The Company accounts for a voyage charter when all the following criteria are met: (1) the parties to the contract have approved the contract in the form of a written charter agreement and are committed to perform their respective obligations, (2) the Company can identify each party’s rights regarding the services to be transferred, (3) the Company can identify the payment terms for the services to be transferred, (4) the charter agreement has commercial substance (that is, the risk, timing, or amount of the Company’s future cash flows is expected to change as a result of the contract) and (5) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Company determined that its voyage charters consist of a single performance obligation which is met evenly as the voyage progresses and begins to be satisfied once the vessel is ready to load the cargo. The voyage charter party agreement generally has a demurrage/despatch clause according to which in the case of demurrage, the charterer reimburses the vessel owner for any potential delays exceeding the allowed lay time as per the charter party clause at the ports visited which is recorded as demurrage revenue. In the case of despatch, the owner reimburses the charterer for the earlier completion of cargo operations from the agreed time. Demurrage/despatch are recognized starting from the point that is determined that the amount can be estimated, and its collection/payment is probable and on a straight-line basis until the end of the voyage. Revenues from voyage charters are recognized on a straight-line basis over the voyage duration which commences once the vessel is ready to load the cargo and terminates upon the completion of the discharge of the cargo. Under ASC 606, receivables represent an entity’s unconditional right to consideration, whether billed or unbilled.

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

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

2. Significant Accounting Policies – Continued

(c) Accounting for revenue, voyage expenses and operating expenses - Continued:

Voyage charters contracts - Continued

Vessel voyage expenses are direct expenses to voyage revenues and primarily consist of brokerage commissions, port expenses, canal dues and bunkers. Brokerage commissions are paid to shipbrokers for their time and efforts for negotiating and arranging charter party agreements on behalf of the Company and are expensed over the related charter period. All other voyage expenses are expensed as incurred, except for expenses during the ballast portion of the voyage (period between the contract date and the date of the vessel’s arrival to the load port). Any expenses incurred during the ballast portion of the voyage such as bunker expenses, canal tolls and port expenses are deferred and are recognized on a straight-line basis, in voyage expenses, over the voyage duration as the Company satisfies the performance obligations under the contract provided these costs are (1) incurred to fulfill a contract that the Company can specifically identify, (2) able to generate or enhance resources of the Company that will be used to satisfy performance of the terms of the contract, and (3) expected to be recovered from the charterer. These costs are considered ‘contract fulfillment costs’ and are included in ‘prepayments and other assets’ in the consolidated balance sheets.

Vessel operating expenses presented in the consolidated financial statements mainly consist of crew, repairs and maintenance, insurance, stores, spares, lubricants, other operating expenses and management fees payable to the Company’s managers.

Vessel operating expenses are expensed as incurred.

(d) Foreign currency transactions: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets that utilize the U.S. Dollar as the functional currency. The accounting records of the Company are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. Dollar, are translated into the functional currency using the exchange rate at those dates. Gains or losses resulting from foreign currency transactions are included in “Other income, net” in the consolidated statements of comprehensive income.

(e) Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. As of December 31, 2025, and 2024 the cash and cash equivalents of the Company were $273,843 and $312,654, respectively.

(f) Restricted cash: The Company must maintain minimum cash deposits in order to comply with debt covenants under its credit facilities, sale and lease back agreements and unsecured bonds collectively the “financing arrangements”. Such deposits are considered by the Company to be restricted cash. As of December 31, 2025, and 2024 the restricted cash of the Company were $21,047 and $22,521, respectively.

(g) Trade accounts receivable: The amount shown as trade accounts receivable primarily consists of earned revenue that has not been billed yet or that has been billed but has not yet been collected. At each balance sheet date, the Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific charterers with known disputes or collectability concerns in order to determine the appropriate write-off. As of December 31, 2025, and 2024 the Company had trade accounts receivables of $8,437 and $3,689, respectively. For the years ended December 31, 2025, and 2024 the respective write off amounted to nil.

(h) Inventories: Inventories consist of consumable bunkers, lubricants, spares and stores and are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of disposal and transportation. The cost is determined by the first-in, first-out method. As of December 31, 2025, and 2024 the value of the Company’s inventories was $3,982 and $4,427, respectively.

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

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

2. Significant Accounting Policies – Continued

(j) Fixed assets: Fixed assets consist of vessels, which are stated at cost, less accumulated depreciation and impairment if any. Vessel cost consists of the contract price for the vessel, any material expenses incurred during its construction (improvements and delivery expenses, on-site supervision costs incurred during the construction periods, as well as capitalized interest expense during the construction period). Certain subsequent expenditures for major improvements and regulatory requirements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Vessels acquired through acquisition of businesses are recorded at their acquisition date fair values. Vessels acquired through asset acquisitions are recorded at cost. The cost of each of the Company’s vessels is depreciated, beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the scrap value of the Company’s vessels to be $0.2 per light weight ton (“LWT”) and useful life to be 35 years for the LNG/C vessels and 25 years for the container carrier vessels (Notes 3, 6).

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

As of December 31, 2025 and 2024, no indicators of impairment were present since the carrying amount of each vessel, including the book value of the attached time charter, if any, in the Company’s fleet did not exceed its respective charter-attached market value. Accordingly, no undiscounted cash flow tests were required to be performed for any of the Company’s vessels. For the years ended December 31, 2025, 2024 and 2023, the impairment loss was nil, nil and $11,157, respectively.

(l) Deferred charges, net: Deferred charges, net are comprised mainly of dry-docking costs. The Company’s vessels are required to be dry-docked every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are under operation. The Company has adopted the deferral method of accounting for dry-docking activities whereby costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-docking activity. As of December 31, 2025, and 2024, the Company’s deferred charges, net amounted to $2,231 and nil, respectively.

(m) Financing costs: Financing costs directly attributable to the construction of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other financing costs are expensed in the period in which they occur. Financing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

(n) Deferred financing costs: Deferred financing costs are costs incurred in connection with the issuance of a financing arrangement. Issuance costs are amortized over the term of the respective financing arrangement using the effective interest rate method and are included in the consolidated statement of comprehensive income in “Interest expense and finance cost”. The unamortized portion of the issuance costs are presented as a deduction from the Company’s corresponding liability. Any unamortized balance of the issuance costs relating to a financing arrangement extinguished is expensed in the period in which the extinguishment is made. Deferred financing costs relating to financing arrangements that have not yet drawn are presented in “Deferred charges, net” under non-current assets in the audited consolidated balance sheets.

(o) Intangible assets: When a company that owns a vessel is acquired with an existing charter agreement, the Company considers whether any value should be assigned to the attached charter agreement acquired. In case of asset acquisitions, the acquisition consideration is allocated between the vessel and the attached charter agreement based on their relative fair values. The fair value of the attached charter agreement is based on the present value of the difference of the contractual charter rate of the agreement acquired and the prevailing market rate for a charter of equivalent duration at the time of the acquisition, determined by independent appraisers as at that date. The resulting above-market (assets) or below-market (liabilities) charters are amortized using the straight-line method as a reduction or increase, respectively, to revenues over the remaining term of the charters (Note 7).

(p) Other comprehensive (loss) / income: The Company records certain transactions directly as components of Shareholders’ Equity. The Company’s other comprehensive (loss) / income was related to the changes of the fair value of the derivatives designated as accounting hedge (Note 9).

(q) Net income per share:

(i) Net income per common share: Basic net income per common share is computed by dividing net income available to common shareholders, by the weighted average number of common shares outstanding during the period. Diluted net income per common share reflects the potential dilution that could occur if securities were converted or other contracts to issue common stock were exercised at the beginning of the periods presented, or issuance date, if later. The treasury stock method is used to compute the dilutive effect of warrants issued, if any. The if-converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the convertible securities, if any. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted net income per share (Note 16).

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

(s) Omnibus incentive compensation plan: Equity compensation expense represents vested and unvested shares granted to employees and to non-employee directors, for their services as directors, as well as to non-employees and are included in general and administrative expenses in the consolidated statements of comprehensive income. These shares are measured at their fair value equal to the market value of the Company’s common shares on the grant date. The shares that contain a time-based service vesting condition are considered unvested shares on the grant date and the total fair value of such shares is recognized on a straight-line basis over the requisite service period. The Company accounts for forfeitures when incurred (Note 15).

(t) Treasury shares: The Company records the repurchase of its common shares at cost based on the settlement dates of repurchase transactions. These shares, which is a reduction to shareholders’ equity, together with the shares that have been issued but not granted under the Company’s Omnibus Incentive Compensation Plan are classified as treasury shares. Treasury shares are included in authorized and issued shares but excluded from outstanding shares (Notes 14, 15).

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

Allocation of Interest Expense to Discontinued Operations: The Company elects to allocate the interest on debt that is required to be repaid as a result of a disposal transaction to discontinued operations.

F- 11	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

2. Significant Accounting Policies – Continued

(x) Recent Accounting Pronouncements:

(i) Disclosure Improvements: In November 2024, the Financial Accounting Standards Board issued Accounting Standard Update (“ASU”) No. 2024-03, “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40)”. The amendments in this Update require disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments require that at each interim and annual reporting period an entity:

1. Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas-producing activities (DD&A) (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contain any of the expense categories listed in (a)-(e).

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

The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in ASU 2024-03 should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact, if any, of the adoption of this ASU.

(ii) In July 2025, the FASB issued ASU No. 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The ASU 2025-05 provides a practical expedient that all entities may elect to use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers, by allowing them to assume that current conditions as of the balance sheet date will not change for the remaining life of the asset. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those periods, with early adoption permitted. The Company is currently evaluating the impact, if any, that the adoption of ASU 2025-05 will have on its consolidated financial statements and related disclosures.

(iii) In December 2025 the FASB issued ASU No. 2025-12 to clarify, correct errors in or make other improvements to a broad range of topics in the ASC, including ASC 260, Earnings Per Share; ASC 325, Investments — Other; and ASC 958, Not-for-Profit Entities. The guidance is effective for all entities for annual reporting periods beginning after 15 December 2026, and interim periods within those annual periods. Early adoption is permitted. Entities are required to apply the amendments to ASC 260 retrospectively to each prior reporting period presented in the period of adoption. Entities can apply all other amendments in the period of adoption either (1) prospectively to all new transactions recognized on or after the date that the entity first applies the amendments or (2) retrospectively to the beginning of the earliest comparative period presented, with an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. An entity may elect the transition method on an issue-by-issue basis (except for the ASC 260 amendments). The Company is currently evaluating the impact the adoption of ASU No. 2025-12 will have on its consolidated financial statements and related disclosures.

F- 12	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

3. Discontinued Operations

Following the announcement of the Company on November 13, 2023, of its intention to shift its business focus towards LNG and energy transition shipping and gradually divest from its non-core assets, taking advantage of the attractive vessel valuations, the Company entered into 14 MOAs with third parties for the disposal of 14 container carrier vessels. The Company determined that the assets and liabilities, results of operations and cash flows of the 14 container carrier vessels met the criteria to be reported in discontinued operations. The container carrier vessels that the Company sold following the announcement are listed below.

Name of Vessel	Type	TEU	MOA Date	Delivery
M/V Akadimos	Neo Panamax Container Vessel	9,288	January 31, 2024	March 8, 2024
M/V Long Beach Express	Panamax Container Vessel	5,089	December 15, 2023	February 26, 2024
M/V Seattle Express	Panamax Container Vessel	5,089	February 14, 2024	April 26, 2024
M/V Fos Express	Panamax Container Vessel	5,089	February 14, 2024	May 3, 2024
M/V Athenian	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Athos	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Aristomenis	Neo Panamax Container Vessel	9,954	March 1, 2024	May 3, 2024
M/V Hyundai Premium	Neo Panamax Container Vessel	5,023	September 12, 2024	November 22, 2024
M/V Hyundai Paramount	Neo Panamax Container Vessel	5,023	September 12, 2024	December 20, 2024
M/V Hyundai Prestige	Neo Panamax Container Vessel	5,023	September 12, 2024	December 5, 2024
M/V Hyundai Privilege	Neo Panamax Container Vessel	5,023	September 12, 2024	January 10, 2025
M/V Hyundai Platinum	Neo Panamax Container Vessel	5,023	September 12, 2024	March 10, 2025
M/V Manzanillo Express	Neo Panamax Container Vessel	13,312	August 7, 2025	October 6, 2025
M/V Buenaventura Express	Neo Panamax Container Vessel	13,696	October 29, 2025	January 19, 2026

Summarized selected operating results of the discontinued operations for the years ended December 31, 2025, 2024 and 2023 are as follows:

	For the years ended December 31,
	2025	2024	2023
Revenues	$28,886	$100,439	$141,390
Expenses
Voyage expenses	662	2,114	3,301
Vessel operating expenses	6,390	22,536	36,862
Vessel operating expenses - related party	836	3,443	4,734
Vessel depreciation and amortization	6,983	20,720	36,640
Impairment of vessel	—	—	340
Gain on sale of vessels	(53,705)	(103,807)	—
Operating income, net	67,720	155,433	59,513
Other (expense) / income, net:
Interest expense and finance cost (including $304 to related party, for the years ended December 31, 2024 and 2023)	(10,572)	(17,203)	(20,528)
Other income / (expense), net	217	214	(24)
Total other expense, net	(10,355)	(16,989)	(20,552)
Net income from discontinued operations	$57,365	$138,444	$38,961

Summarized selected balance sheet information from discontinued operations as of December 31, 2025 and 2024, was as follows:

	As of December 31, 2025	As of December 31, 2024
Cash and cash equivalents	$680	$1,371
Trade accounts receivable	92	800
Prepayments and other assets	1,205	1,226
Inventories	—	417
Claims	49	49
Assets held for sale	122,212	71,720
Current assets of discontinued operations	124,238	75,583
Vessels, net	—	237,645
Non-current assets of discontinued operations	—	237,645
Current portion of long-term debt, net	—	11,257
Trade accounts payable	2,446	3,530
Accrued liabilities	9,017	13,440
Deferred revenue	—	903
Liabilities associated with vessel held for sale	92,051	—
Current liabilities of discontinued operations	103,514	29,130
Non-current liabilities associated with vessels held for sale	—	172,172
Below market acquired charters	—	9,736
Non-current liabilities of discontinued operations	$—	$181,908

F- 13	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

3. Discontinued Operations – Continued

As of December 31, 2025, the Company disposed of 13 out of the 14 container carrier vessels agreed to sell. The remaining container carrier vessel, the M/V Buenaventura Express, that was disposed of on January 19, 2026, met the criteria to be classified as vessel held for sale and is included in “Assets held for sale” in the summarized selected balance sheet information from discontinued operations as of December 31, 2025. As of the MOA date the M/V Buenaventura Express fair value less estimated costs to sell exceeded its carrying amount, so no impairment charge was recognized.

On January 27, 2021, the Company entered into the Seller’s Credit Agreement with CMTC (“CMTC Seller’s Credit”) in order to defer $6,000 of the purchase price of the M/V Long Beach Express, M/V Seattle Express and M/V Fos Express for up to five years from the vessels’ delivery date. The CMTC Seller’s Credit was fully paid on December 30, 2024.

During the year ended December 31, 2024, the Company repaid in full the amounts outstanding under the 2020 CMB Financial Leasing Co., Ltd (“CMBFL”) and ICBC Financial Leasing Co., Ltd. (“ICBCFL”) sale and lease back facilities the Company has issued to partly finance the acquisition of the M/V Akadimos, M/V Athos and M/V Aristomenis in the total amount of $88,932.

For the year ended December 31, 2025, the Company recognized a gain on sale of vessels from discontinued operations which is analyzed as follows:

Vessel	Sale price	Carrying value on sale	Other sale expenses	Gain on sale
M/V Hyundai Privilege	$60,650	$(35,647)	$(1,824)	$23,179
M/V Hyundai Platinum	60,650	(35,792)	(1,824)	23,034
M/V Manzanillo Express	118,500	(108,631)	(2,377)	7,492
Total	$239,800	$(180,070)	$(6,025)	$53,705

For the year ended December 31, 2024, the Company recognized a gain on sale of vessels from discontinued operations which is analyzed as follows:

Vessel	Sale price	Carrying value on sale	Other sale expenses	Gain / (loss) on sale
M/V Akadimos	$80,000	$(62,030)	$(1,560)	$16,410
M/V Seattle Express	13,200	(12,939)	(269)	(8)
M/V Fos Express	13,200	(12,931)	(284)	(15)
M/V Long Beach Express	13,050	(12,789)	(261)	—
M/V Athenian	51,000	(44,833)	(1,029)	5,138
M/V Athos	51,000	(44,760)	(1,029)	5,211
M/V Aristomenis	51,000	(45,105)	(1,029)	4,866
M/V Hyundai Premium	60,650	(34,626)	(1,825)	24,199
M/V Hyundai Paramount	60,650	(34,736)	(1,825)	24,089
M/V Hyundai Prestige	60,650	(34,908)	(1,825)	23,917
Total	$454,400	$(339,657)	$(10,936)	$103,807

4. Revenues

The following table shows the revenues earned from time, bareboat and voyage charters contracts for the years ended December 31, 2025, 2024 and 2023:

	For the years ended December 31,
	2025	2024	2023
Time charters (operating leases)	$328,264	$320,377	$208,238
Bareboat charters (operating leases)	64,442	19,172	—
Voyage charters	—	—	10,958
Total	$392,706	$339,549	$219,196

As of December 31, 2025, all of the Company’s vessels were employed under time and bareboat charter agreements with the remaining tenor ranging between 0.7 and 8.8 years. From these time and bareboat charter agreements, seven include extensions at the charterers’ option that range between 2.0 and 6.0 years. In addition, four of the Company’s vessels under-construction have secured time charter agreements with tenor range between 0.5 and 6.9 years from the respective date of delivery. All these charter agreements include extensions at the charterers’ option that range between 0.5 and 5.0 years.

As of December 31, 2024, all of the Company’s vessels were employed under time and bareboat charter agreements with the remaining tenor ranging between 0.8 and 9.8 years. From these time and bareboat charter agreements 10 include extensions at the charterers’ option that range from 2.0 to 9.0 years.

F- 14	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

5. Transactions with Related Parties

CMTC which is owned by Mr. Evangelos Marinakis, is an international shipping company with a long history of operating and investing in the shipping market and the Company’s sponsor. As of December 31, 2025 and 2024, CMTC may be deemed to beneficially own 48.2% and 48.5% of the Company’s common shares, respectively.

Capital Gas Corp. is a privately held company controlled by Mr. Miltiadis Marinakis the son of Mr. Evangelos M. Marinakis, who also controls CGP. As of December 31, 2025 and 2024, Capital Gas Corp. may be deemed to beneficially own 2.0% of the common shares.

CGP, the Partnership’s general partner until the Conversion, is a privately held company controlled by Mr. Miltiadis Marinakis. As of December 31, 2025 and 2024, CGP may be deemed to beneficially own 8.5% and 8.6% of the common shares.

Capital-Gas Ship Management Corp. (“Capital-Gas Management”), is a privately held company ultimately controlled by Mr. Miltiadis Marinakis and the manager of the Company’s LNG/C vessels.

Capital Containers Ship Management Corp. (“Capital-Containers”) is a privately held company ultimately controlled by Mr. Miltiadis Marinakis and the manager of the Company’s container vessels since the third quarter of 2025.

Capital-Executive Ship Management Corp. (“Capital-Executive”) was a privately held company ultimately controlled by Mr. Miltiadis Marinakis and was the manager of the Company’s container vessels until the third quarter of 2025.

Capital Ship Management Corp. (“CSM”), is a privately held company initially formed by CMTC. In 2018, CSM conducted a management buy-out led by its senior management. Since then, CSM is no longer part of the group of companies controlled by CMTC.

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

Upon entering into the above SPAs each of the 10 vessel-owning companies of the Gas Vessels entered into a separate supervision services agreement with Capital-Gas Management.

An analysis of the Gas Vessels is as follows:

Vessel Type	Hull No. / Vessel Name	Cubic Meters (“CBM”)	Shipyard	Delivery / Estimated Delivery	Amount paid to CMTC for the acquisition of the vessel-owning companies of the Gas Vessels
MG/C	8424	45,000	Hyundai Mipo Dockyard Co. Ltd, South Korea (“Hyundai Mipo”)	Jun-26	—
MG/C	8425	45,000	Hyundai Mipo	Sep-26	—
MG/C	8426	45,000	Hyundai Mipo	Feb-27	—
MG/C	8427	45,000	Hyundai Mipo	May-27	—
MG/C	S1111	40,000	Nantong CIMC Sinopacific Offshore & Engineering Co. Ltd, China (“CIMC SOE”)	Mar-27	9,798
MG/C	S1112	40,000	CIMC SOE	Jul-27	9,798
LCO2 – HMG/C	8398 / LCO2 – HMG/C Active	22,000	Hyundai Mipo	Delivered on January 5, 2026	19,885
LCO2 – HMG/C	8399	22,000	Hyundai Mipo	Apr-26	19,885
LCO2 – HMG/C	8404	22,000	Hyundai Mipo	Sep-26	7,644
LCO2 – HMG/C	8405	22,000	Hyundai Mipo	Nov-26	7,644
Total					$ 74,654

The Umbrella Agreement

Acquisition of 11 LNG/Cs

On November 13, 2023, the Company entered into an umbrella agreement (the “Umbrella Agreement”) with CMTC and CGP, providing for the acquisition of the following companies each of which owning a LNG/C vessel (the “Newbuild Vessels”) under construction at Hyundai Heavy Industries Co., LTD and Hyundai Samho Heavy Industries Co. Ltd., South Korea (collectively, “Hyundai”):

F- 15	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

5. Transactions with Related Parties - Continued

The Umbrella Agreement - Continued

Acquisition of 11 LNG/Cs - Continued

Hull Number / Vessel name	CBM	Delivery / Expected delivery date to the Company
Hull 3315 - LNG/C Amore Mio I	174,000	Delivered on December 21, 2023
Initial Vessels
Hull 3316 - LNG/C Axios II	174,000	Delivered on January 2, 2024
Hull 3341 - LNG/C Assos	174,000	Delivered on May 31, 2024
Hull 3342 - LNG/C Apostolos	174,000	Delivered on June 28, 2024
Hull 8140 - LNG/C Aktoras	174,000	Delivered on June 5, 2024
Hull 8198 - LNG/C Archimidis	174,000	July 2026
Hull 8199 - LNG/C Agamemnon	174,000	January 2027
Remaining Vessels
Hull 8202 - LNG/C Alcaios I	174,000	September 2026
Hull 8203 - LNG/C Antaios I	174,000	November 2026
Hull 8206 - LNG/C Athlos	174,000	February 2027
Hull 8207 - LNG/C Archon	174,000	March 2027

During the year ended December 31, 2024, pursuant to the Umbrella Agreement, the Company acquired from CMTC the shares of the vessel-owning companies of the LNG/C Axios II, the LNG/C Assos, the LNG/C Aktoras and the LNG/C Apostolos for a total consideration of $1,204,000. During 2023, the Company paid $54,000 advances to CMTC for the remaining two Initial Vessels namely the LNG/C Archimidis and the LNG/C Agamemnon. These vessels will be delivered to the Company upon the completion of their construction. Upon delivery, each vessel-owning company of the LNG/C Assos, the LNG/C Axios II the LNG/C Apostolos and the M/T Aktoras entered into a floating/fixed fee management agreement with Capital-Gas Management.

Umbrella Seller’s Credit

On December 21, 2023, CMTC issued to the Company the Umbrella Seller’s Credit in an amount equal to $220,000 to finance a portion of the purchase price for certain of the Newbuild Vessels (Note 8).

On the acquisition of the LNG/C Axios II, the LNG/C Aktoras and the LNG/C Apostolos, the Company drew $134,764 in total.

On February 28, March 11, April 24 and November 26, 2024, after the deliveries of the M/V Long Beach Express, the M/V Akadimos, the M/V Athenian and the M/V Hyundai Premium to their new owners, the Company repaid the amounts of $12,789, $39,973, $39,838 and $42,164, respectively (Notes 3, 8).

As of December 31, 2024, there were no amounts outstanding or unutilized under the Umbrella Seller’s Credit.

F- 16	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

5. Transactions with Related Parties - Continued

Further to the transactions described above, the Company and its subsidiaries have related party transactions with CSM, Capital-Containers and Capital-Gas Management, (collectively “Managers”), and CGP, arising from certain terms of the following management and administrative services agreements.

1. Floating fee management agreements: Under the terms of these agreements the Company compensates its Managers for expenses and liabilities incurred on the Company’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry-docking are borne by the Company and not by the Managers. The Company also pays its Managers a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index. For the years ended December 31, 2025, 2024 and 2023, management fees under the management agreements amounted to $8,793, $8,617 and $6,165, respectively, and are included in “Vessel operating expenses - related parties” in the consolidated statements of comprehensive income.

2. Fixed fee management agreements: Under the terms of these agreements the Company pays a fixed daily fee per bareboat chartered vessel in its fleet, mainly to cover commercial and administrative costs. For the years ended December 31, 2025, 2024 and 2023 management fees under the management agreements amounted to $351, $105 and nil, respectively, and are included in “Vessel operating expenses - related parties” in the consolidated statements of comprehensive income.

3. Administrative and service agreements: On April 4, 2007, the Company entered into an administrative services agreement with CSM, pursuant to which CSM has agreed to provide certain administrative management services to the Company such as accounting, auditing, legal, insurance, IT and clerical services. In addition, the Company reimburses CSM and CGP for reasonable costs and expenses incurred in connection with the provision of these services, after CSM and/or CGP submits to the Company an invoice for such costs and expenses together with any supporting detail that may be reasonably required. These expenses are included in “General and administrative expenses” in the consolidated statements of comprehensive income. In 2015, the Partnership entered into an executive services agreement with CGP, which was amended in 2016, 2019, 2023 and 2024. In connection with the Conversion, the Company entered into a new executive services agreement with CGP. According to the executive services agreements, CGP provided and continues to provide certain executive officers’ services for the management of the Company’s business as well as investor relations and corporate support services to the Company. For the years ended December 31, 2025, 2024 and 2023 the fees under the executive services agreement with CGP amounted to $3,500, $2,752 and $2,350, respectively and are included in “General and administrative expenses” in the consolidated statements of comprehensive income.

4. Supervision services agreements: Under the terms of these agreements, the Company pays a fixed fee to Capital-Gas Management in order to supervise the performance of the design, building, equipment, completion and delivery by the shipyard of the respective vessels. For the years ended December 31, 2025 and 2024 the Company recognized the amounts of $4,100 and $1,433 respectively as part of the construction cost and paid the amounts of $2,717 and $3,317, respectively in connection with the supervision services agreements.

Balances and transactions with related parties consisted of the following:

	As of December 31,
Consolidated Balance Sheets	2025	2024
Assets:
Capital-Gas Management - advances from the Company(a)	—	1,131
Due from related party	$—	$1,131
Liabilities:
CSM - payments on behalf of the Company (b)	$35	$34
Capital-Executive - payments on behalf of the Company (b)	—	3,508
Capital-Containers - payments on behalf of the Company (b)	1,877	—
Capital-Gas Management- payments on behalf of the Company (b)	3,695	—
Due to related parties	$5,607	$3,542

	For the years ended December 31,
Consolidated Statements of Comprehensive Income	2025	2024	2023
Vessel operating expenses	$9,144	$8,722	$6,165
General and administrative expenses (c)	3,708	2,980	2,564
Interest expense and finance cost (d)	—	3,174	—

(a)	Managers - Advances from the Company: This line item represents the amounts advanced by the Company for operating and voyage expenses that will be paid by the Managers on behalf of the Company and its subsidiaries.

(b)

Managers - Payments on behalf of the Company: This line item represents the amount outstanding for payments for operating and voyage expenses made by the Managers on behalf of the Company and its subsidiaries.

(c)	General and administrative expenses: This line item mainly includes fees relating to internal audit, investor relations and consultancy fees.
(d)	Interest expense and finance cost: This line item reflects interest expense of the Umbrella Seller’s Credit (Note 8).

F- 17	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

6. Fixed Assets

A. Vessels, net

The following table presents an analysis of vessels, net:

	Vessel cost	Accumulated depreciation	Net book value
Balance as at January 1, 2024	$1,910,692	$(85,791)	$1,824,901
Vessel acquisitions	1,150,782	—	1,150,782
Improvements	141	—	141
Depreciation for the year	—	(76,454)	(76,454)
Balance as at December 31, 2024	$3,061,615	$(162,245)	$2,899,370
Improvements	72	—	72
Depreciation for the year	—	(87,065)	(87,065)
Balance as at December 31, 2025	$3,061,687	$(249,310)	$2,812,377

Three vessels with an aggregate net book value of $736,674 as of December 31, 2025, have been provided as collateral under the terms of the Company’s credit facilities (Note 8). In addition, there are 10 vessels financed through sale and lease back agreements, for which the title of ownership is held by the relevant lender, with an aggregate net book value of $2,075,703 as of December 31, 2025 (Note 8).

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

Improvements for the years 2025 and 2024

During the years ended December 31, 2025 and 2024, certain of the Company’s vessels underwent improvements. The costs of these improvements amounted to $72 and $141 respectively and were capitalized as part of the vessels’ cost.

F- 18	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

6. Fixed Assets - Continued

B. Vessels under construction

On December 31, 2025, the Company entered into three separate ship building contracts with HD Hyundai Samho Co., Ltd for the construction of three additional latest technology LNG/Cs vessels, presented below:

Hull Number/Vessel name	CBM	Contract price	Expected delivery
LNG/C Amfialos (Hull No.8327)	174,000	$248,000	August 2028
LNG/C Amfilochos (Hull No.8328)	174,000	248,000	January 2029
LNG/C Amissos (Hull No.8329)	174,000	248,000	February 2029

The following table presents an analysis of vessels under construction:

Vessels under construction cost
Balance as at January 1, 2024	$140,369
Advances and initial expenses for vessels under construction	249,921
Balance as at December 31, 2024	$390,290
Advances and initial expenses for vessels under construction	314,111
Balance as at December 31, 2025	$704,401

During the years ended December 31, 2025 and 2024, the Company paid advances of $283,409 and $229,350 in relation to the vessels under construction, respectively. During the years ended December 31, 2025 and 2024, the Company recognized initial expenses of $30,702 and $20,571 as part of vessels under construction cost. Capitalized interest for the years ended December 31, 2025 and 2024, included in initial expenses, amounted to $24,972 and $19,077, respectively (Notes 2(m), 8).

C. Advances for vessels under construction-related party

The following table presents an analysis of advances for vessels under construction-related party:

Advances for vessels under construction-related party
Balance as at January 1, 2024	$174,400
Transfer to vessels, net	(120,400)
Balance as at December 31, 2024	$54,000

Balance as at December 31, 2025	$54,000

During the year ended December 31, 2024, pursuant to the Umbrella Agreement and upon the delivery of the LNG/C Axios II, the LNG/C Assos, the LNG/C Apostolos and the LNG/C Aktoras from the shipyard, the Company acquired from CMTC the vessel-owning companies of these four LNG/Cs and as a result $120,400 of advances for vessels under construction-related party were transferred to vessels, net (Note 5).

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

The acquisition consideration allocated to the below and above market acquired charters was determined based on their relative fair value in relation to the fair value of the vessels as of the acquisition date and was recorded as “Above market acquired charters” under other non-current assets or “Below market acquired charters” under long-term liabilities, respectively, in the audited consolidated balance sheets. The fair value of the time and the bareboat charters attached to the vessels are based on the difference between the time and the bareboat charter rates at which the vessels were fixed and the market rates for comparable charters as determined by reference to market data on the acquisition dates. The fair values of the time and the bareboat charters attached were determined using Level 2 inputs being market values on the acquisition dates (Note 10).

Above and below market acquired time and bareboat charters are amortized or accreted using the straight-line method over the remaining period of the time and bareboat charters acquired as a reduction or addition to time and bareboat charter revenues. For the years ended December 31, 2025, 2024 and 2023 such amortization to time and bareboat charter revenues for the above market acquired time and bareboat charters amounted to $34,977, $30,649 and $7,786, respectively. For the years ended December 31, 2025, 2024 and 2023 such accretion to time charter revenues for the below market acquired time charters amounted to $12,392, $13,597 and $11,800, respectively.

The following table presents an analysis of above / below market acquired charters:

	Above market acquired charters	Below market acquired charters
Carrying amount as at January 1, 2024	$73,969	$(74,484)
Additions	58,254	(5,036)
(Amortization) / accretion	(30,649)	13,597
Carrying amount as at December 31, 2024	$101,574	$(65,923)
(Amortization) / accretion	(34,977)	12,392
Carrying amount as at December 31, 2025	$66,597	$(53,531)

As of December 31, 2025, the remaining carrying amount of unamortized above / below market acquired time charters will be amortized / accreted in future years as follows:

For the year ending December 31,	Above market acquired charters	Below market acquired charters
2026	$25,764	$(12,328)
2027	7,451	(12,328)
2028	7,471	(12,360)
2029	7,451	(11,907)
2030	7,451	(1,373)
Thereafter	11,009	(3,235)
Total	$66,597	$(53,531)

F- 20	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

8. Long-Term Debt

Long-term debt consists of the following financing arrangements. As of December 31, 2025 and 2024, the following amounts were outstanding under the Company’s financing arrangements:

		As of December 31, 2025	As of December 31, 2024	Rate of interest
	Credit facilities
(i)	Issued in January 2024 maturing in December 2030 (the “2024 - LNG/C Axios II credit facility”)	170,000	180,000	Margin + Secured Overnight Financing Rate (“SOFR”)
(ii)	Issued in June 2024 maturing in June 2031 (the “2024 - LNG/C Aktoras credit facility”)	220,500	233,500	Margin + SOFR
(iii)	Issued in June 2024 maturing in June 2031 (the “2024 - LNG/C Aristidis I credit facility”)	143,375	151,125	Margin + SOFR
(iv)	Issued in September 2025 maturing in December 2037 (the Tranche A of the “2025 - LCO2 - HMG/Cs Active, Alkimos credit facility”)	44,454	—	Margin + SOFR
	Sale and lease back agreements
(v)	Assumed in September 2021 maturing in June 2030 (the “2021 Bocomm”)	112,028	118,216	Margin + SOFR
(vi)	Assumed in September 2021 maturing in November 2029 (the “2021 Bocomm”)	107,311	113,210	Margin + SOFR
(vii)	Assumed in November 2021 maturing in July 2036 (the “2021 Shin Doun”)	117,817	124,376	Fixed rate
(viii)	Issued in December 2022 maturing in January 2031(the “2022 Jolco”)	96,062	100,273	($63,662: Margin + SOFR, $32,400: Fixed rate)
(ix)	Issued in February 2023 maturing in February 2033(the “2023 CMBFL - LNG/C”)	159,937	168,687	Margin + SOFR
(x)	Assumed in December 2023 maturing in October 2033 (the “2023 CMBFL - LNG/C AMI”)	152,107	174,212	Margin + SOFR
(xi)	Issued in May 2024 maturing in May 2032 (the “2023 - LNG/C Assos Jolco”)	226,811	236,079	($185,411: Margin + SOFR, $41,400: Fixed rate)
(xii)	Issued in July 2024 maturing in July 2032 (the “2024 - LNG/C Apostolos Jolco”)	226,590	235,870	($185,190: Margin + SOFR, $41,400: Fixed rate)
(xiii)	Issued in August 2024 maturing in July 2031 (the “2024 Bocomm - LNG/C Attalos”)	149,851	158,780	Margin + SOFR
(xiv)	Issued in August 2024 maturing in July 2031 (the “2024 Bocomm - LNG/C Asklipios”)	149,851	158,780	Margin + SOFR
	Unsecured Bonds
(xv)	Issued in October 2021 maturing in October 2026 (the “2021 Bonds”)	175,911	156,136	Fixed rate
(xvi)	Issued in July 2022 maturing in July 2029 (the “2022 Bonds”)	117,275	104,091	Fixed rate
	Total long-term debt	2,369,880	2,413,335
	Less: Deferred financing costs	15,543	18,252
	Total long-term debt, net	2,354,337	2,395,083
	Less: Current portion of long-term debt	124,779	120,869
	Add: Current portion of deferred financing costs	2,635	3,743
	Long-term debt, net	2,232,193	2,277,957

F- 21	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

8. Long-Term Debt - Continued

Changes in the financing arrangements for the years 2025 and 2024 are as follows:

For the year 2025

On September 30, 2025, the vessel-owning companies of two LCO2 – HMG/Cs under construction (Note 1, 6B), entered into a new credit facility, the “2025 – LCO2 – HMG/Cs Active, Alkimos credit facility”. The Company is acting as a parent guarantor. On December 30, 2025 the Company drew down the amount of $44,454 as part of the Tranche A of the loan. On January 5, 2026, upon the delivery of the LCO2 – HMG/Cs Active (Note 18), the Company drew down the remaining amount of the Tranche A of $4,410.

The following table presents an analysis of the main terms of the credit facility:

Vessel	Financing Amount	Financing Amount if long-term employment secured	Quarterly Instalment	Quarterly Instalment if long-term employment secured	Balloon	Balloon if long-term employment secured	Duration in years	Purpose
LCO2 – HMG/C Active LCO2 – HMG/C Alkimos	$101,702	$117,349	$1,338	$1,544	$37,469	$43,234	12	partially financing the delivery from the shipyard

On August 13, 2025, the vessel-owning companies of six MG/Cs currently under construction (Note 1, 6B), entered into six separate sale and lease back agreements with subsidiaries of the CMB Financial Leasing Co., Ltd (“CMBFL”), the “2025 CMBFL - MG/C”. The Company is acting as a parent guarantor. The following table presents an analysis of the main terms of the sale and leaseback agreements:

Vessel	Financing Amount	Financing Amount if long-term employment secured	Quarterly Instalment	Quarterly Instalment if long-term employment secured	Purchase Obligation	Purchase Obligation if long-term employment secured	Duration in years	Purpose
MG/C Aristogenis	$54,670	$66,385	$683	$830	$35,536	$43,150	7	partially financing the delivery from the shipyard
MG/C Aridaios	54,670	66,385	683	830	35,536	43,150	7	partially financing the delivery from the shipyard
MG/C Aratos	54,670	66,385	683	830	35,536	43,150	7	partially financing the delivery from the shipyard
MG/C Agenor	54,670	66,385	683	830	35,536	43,150	7	partially financing the delivery from the shipyard
MG/C Andrianos	45,726	55,525	572	694	29,722	36,091	7	partially financing the delivery from the shipyard
MG/C Anios	45,726	55,525	572	694	29,722	36,091	7	partially financing the delivery from the shipyard

On June 26, 2025, the vessel-owning companies of two LCO2 – HMG/Cs currently under construction (Note 1, 6B), entered into a new credit facility, the “2025 - LCO2 – HMG/C Amadeus, Athenian credit facility”. The Company is acting as a parent guarantor. The following table presents an analysis of the main terms of the credit facility:

Vessel	Financing Amount	Financing Amount if long-term employment secured	Quarterly Instalment	Quarterly Instalment if long-term employment secured	Balloon	Balloon if long-term employment secured	Duration in years	Purpose
LCO2 – HMG/C Amadeus LCO2 – HMG/C Athenian	$101,702	$117,349	$1,271	$1,467	$76,277	$88,011	5	partially financing the delivery from the shipyard

F- 22	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

8.       Long-Term Debt - Continued

For the year 2024

“2024 Bocomm - LNG/C Asklipios” and “2024 Bocomm - LNG/C Attalos”

On August 23, 2024, the Company entered into two separate sale and lease back agreements with subsidiaries of the Bank of Communications Financial Leasing Co., Ltd (“Bocomm”) for the LNG/C Asklipios and the LNG/C Attalos, the “2024 Bocomm - LNG/C Asklipios” and the “2024 Bocomm - LNG/C Attalos”, respectively, for an amount of $162,500 each with the purpose of refinancing the then outstanding balance of both vessels of $250,365 under the sale and lease back arrangements that the companies owning the vessels had entered into with CMB Financial Leasing Co., Ltd (“CMBFL”) in 2021. The new sale and lease back agreements have remaining duration, starting from August 29, 2024, when the refinancing took place, of seven years.

“2024 - LNG/C Aristidis I credit facility”

On June 25, 2024, the vessel-owning company of the LNG/C Aristidis I entered into a new credit facility, the “2024 - LNG/C Aristidis I credit facility”, of up to $155,000, mainly for the full repayment of the then outstanding balance of $99,403 of the 2021 credit facility. The Company is acting as a parent guarantor. The Company drew down the full amount of the facility on June 26, 2024. The facility has a duration of seven years.

“2024 - LNG/C Apostolos Jolco”

On June 25, 2024, the vessel-owning company of the LNG/C Apostolos entered into a new sale and lease back agreement, the “2024 - LNG/C Apostolos Jolco”, of up to $240,000, for the purpose of full repayment of the 2024 - LNG/C Apostolos credit facility. On July 16, 2024, the Company drew down the full amount of 2024-LNG/C Apostolos Jolco. The sale and lease back agreement has a duration of eight years.

“2024 - LNG/C Apostolos credit facility”

On June 20, 2024, the vessel-owning company of the LNG/C Apostolos entered into a new credit facility, the “2024 - LNG/C Apostolos credit facility”, of up to $192,000, for the purpose of partially financing the construction of the vessel (Note 6). During June 2024 the Company drew down the full amount of the facility. The facility was fully repaid on July 16, 2024, through the 2024 - LNG/C Apostolos Jolco.

“2024 - LNG/C Aktoras credit facility”

On May 31, 2024, the vessel-owning company of the LNG/C Aktoras entered into a new credit facility, the “2024 - LNG/C Aktoras credit facility”, of up to $240,000, for the purpose of partially financing the construction of the vessel (Note 6). The Company is acting as a parent guarantor. During June 2024, the Company drew down the full amount of the facility. The facility has a duration of seven years.

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

 “2023 - LNG/C Assos Jolco”

On December 22, 2023, the Company entered into a new sale and lease back agreement of up to $240,000, for the purpose of partially financing the acquisition of the shares of the vessel-owning company of the LNG/C Assos (Note 6A). The full amount of the sale and lease back agreement was drawn in May 2024. The 2023 LNG/C Assos Jolco, has a duration of eight years.

 “2024 - LNG/C Axios II credit facility”

On December 20, 2023, the vessel-owning company of the LNG/C Axios II entered into a new credit facility, the “2024 - LNG/C Axios II credit facility”, of up to $190,000, for the purpose of partially financing the construction of the vessel (Note 6A). The Company is acting as a parent guarantor. The Company drew down the full amount of the facility on January 2, 2024, upon the completion of the acquisition of the vessel from CMTC. The facility has a duration of seven years.

F- 23	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

8. Long-Term Debt – Continued

For the year 2024 - Continued

“Umbrella Seller’s Credit”

On December 21, 2023, upon entering the Umbrella Agreement the Company entered into an unsecured seller’s credit agreement with CMTC, the “Umbrella Seller’s Credit” in an amount of up to $220,000 in order to finance a portion of the purchase price of the 11 new 174,000 CBM LNG/C vessels under construction (Note 5). The Umbrella Seller’s Credit provides for interest at a rate of 7.5% per annum and has a maturity date of June 30, 2027. On January 2, 2024, upon the delivery of the LNG/C Axios II, the Company utilized a portion of $92,600. On February 28, March 11 and April 24, 2024, after the deliveries of the M/V Long Beach Express, the M/V Akadimos and the M/V Athenian, to their new owners (Note 3), the Company repaid the amounts of $12,789, $39,973 and $39,838, respectively, leaving the remaining unutilized amount at $127,400. Following the sales of the M/V Athenian and the M/V Athos (April 22, 2024), the M/V Seattle Express (April 26, 2024), the M/V Aristomenis (May 3, 2024) and the M/V Fos Express (May 3, 2024), the unutilized amount was reduced by $85,236 at $42,164. On June 5 and June 28, 2024, upon the deliveries of the LNG/C Aktoras and the LNG/C Apostolos, the Company utilized the remaining portion of $39,900 and $2,264, respectively. On November 26, 2024, after the delivery of the M/V Hyundai Premium, to its new owner (Note 3), the Company fully repaid the amount of $42,164.

All the Company’s sale and leaseback agreements were classified as financing arrangements since the existence of various purchase options retained by the Company commencing from the first-year anniversary and including either an obligation or an option to acquire each vessel at expiration at a predetermined price, precludes the transfer of control over the vessels.

During the year ended December 31, 2025, the Company repaid the amount of $120,868, in line with the amortization schedule of its financing arrangements.

During the year ended December 31, 2024, the Company prepaid the amount of $676,532 as a result of the refinancing of the outstanding indebtedness of the LNG/C Aristidis I, the LNG/C Attalos, the LNG/C Asklipios and the LNG/C Apostolos and the repayment in full of the Umbrella Seller’s Credit and repaid the amount of $104,378, in line with the amortization schedule of its financing arrangements.

The Company’s credit facilities and sale and lease back agreements contain customary ship finance covenants, including restrictions on changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness and the mortgaging of vessels and requirements such as that the ratio of EBITDA to net interest expenses be no less than 2:1, a minimum cash requirement of $500 per vessel, that the ratio of net total indebtedness to the total assets of the Company adjusted for the market value of the fleet not exceed 0.75:1. A number of the Company’s financing agreements require that the Company maintains a minimum fair value of the collateral for each financing arrangement, so that the aggregate fair value of the vessels collateralizing the financing arrangement is at least between 110% and 120% — depending on the financing arrangement — of the aggregate principal amount outstanding under such financing arrangement. Also, the vessel-owning companies may pay dividends or make distributions only when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. In addition, the 2022 and 2021 Bonds contain requirements such as that the ratio of EBITDA to net interest expenses be no less than 2:1, a restricted cash requirement and that the ratio of net total indebtedness to the total assets of the Company adjusted for the market value of the fleet not exceed 0.75:1. In addition, the 2022 and 2021 Bonds require that:

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

As of December 31, 2025 and 2024 the Company was in compliance with all financial covenants.

The Company’s credit facilities and sale and lease back agreements include a general assignment of the earnings, insurances and requisition compensation of the respective collateral vessel or vessels. They also require additional security, such as pledge and charge on current accounts and mortgage interest insurance.

As of December 31, 2025, the Company had maximum undrawn amount under its financing arrangements of $566,834.

For the years ended December 31, 2025, 2024 and 2023, the Company recorded interest expense of $99,081, $121,015 and $82,344 net of capitalized interest of $24,972, $19,077 and $269 respectively, which is included in “Interest expense and finance cost” in the consolidated statements of comprehensive income.

For the years ended December 31, 2025, 2024 and 2023, the weighted average interest on the Company’s long-term debt was 5.1%, 6.5% and 6.2% respectively.

F- 24	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

8. Long-Term Debt – Continued

As of December 31, 2025, the required annual payments to be made subsequently to December 31, 2025, are as follows:

For the year ending December 31,	Amount
2026	$124,779
2027	108,980
2028	110,809
2029	313,803
2030	310,093
Thereafter	1,401,416
Total	$2,369,880

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

The cross-currency swap agreements related to the 2021 Bonds matured and were settled in accordance with their contractual terms on October 21, 2025.

The following table summarizes the terms of the cross-currency swap agreements and their respective fair value as of December 31, 2025 and 2024.

As of December 31, 2025:

a) Derivative Asset:

Effective Date	Termination Date	Notional Amount in thousands of EUROS	Notional Amount in United States Dollars	Fixed Rate the Company receives in EURO	Fixed Rate the Company pays in United States Dollars	Fair Value December 31, 2025, in United States Dollars
26/07/2022	26/07/2029	100,000	101,800	4.40%	6.55%	13,682
				Total Fair Value		$13,682

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

9. Derivative Instruments - Continued

The fair value of the cross-currency swap agreements is presented net of accrued interest expense which is recorded in “Accrued liabilities” in the consolidated balance sheets.

The following tables summarize the effect of the cross-currency swap agreements for the years ended December 31, 2025, 2024 and 2023:

- Derivative designated as accounting hedge

	For the years ended December 31,
Amount of gain / (loss) recognized in accumulated other comprehensive loss	2025	2024	2023
Cross-currency swap agreement related to 2022 Bonds	$10,239	$(7,239)	$5,286
Reclassification to other income, net	(11,525)	8,536	(2,106)
Total (loss) / gain recognized in accumulated other comprehensive loss	$(1,286)	$1,297	$3,180

The estimated net expense that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Loss to earnings in respect of the settlements on cross-currency swap agreements designated as accounting hedge, amounts to $1,441.

- Derivatives not designated as accounting hedges:

	For the years ended December 31,
Amount of gain / (loss) recognized in other income, net	2025	2024	2023
Change in fair value of derivatives related to 2021 Bonds	$18,114	$(10,934)	$5,529
Realized interest expense of derivatives related to 2021 Bonds	(1,119)	(2,141)	(2,111)
Total gain / (loss) recognized in other income, net	$16,995	$(13,075)	$3,418

10. Financial Instruments

(a) Fair value of financial instruments

Cash and cash equivalents, restricted cash and other assets and liabilities

The carrying value of cash and cash equivalents and restricted cash, are considered Level 1 items as they represent liquid assets with short-term maturities. The carrying value of trade receivables, amounts due to related parties, trade accounts payable and accrued liabilities approximate their fair value.

Long-term debt

The fair value of variable rate long-term debt (Note 8) approximates the recorded value, due to its variable interest being based on the SOFR rates and due to the fact that the lenders have the ability to pass on their funding cost to the Company under certain circumstances, which reflects their current assessed risk. The Company believes the terms of its variable rate loans are similar to those that could be procured as of December 31, 2025. SOFR rates are observable at commonly quoted intervals for the full term of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy.

The fair value of the fixed rate long-term debt (Note 8 ((vii), (viii), (xi) and (xii))) as of December 31, 2025, was approximately $235,273 (carrying value: $233,017) and was determined by using Level 2 inputs being the discounted expected cash flows of the outstanding amount.

The 2022 Bonds and the 2021 Bonds (Note 8 ((xv) and (xvi))) have a fixed rate, and their estimated fair values as of December 31, 2025, were determined through Level 1 inputs of the fair value hierarchy (quoted price under the ticker symbols CPLPB1 and CPLPB2 on Athens Stock Exchange) and were approximately $296,191 (carrying value: $293,186).

F- 26	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

10. Financial Instruments

(a) Fair value of financial instruments - Continued

Derivative instruments

As of December 31, 2025:

Items Measured at Fair Value on a recurring Basis - Fair Value Measurements

Recurring measurements:	December 31, 2025	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Cross Currency SWAP (100,000) - asset position	$13,682	$–	$13,682	$–
Total	$13,682	$–	$13,682	$–

As of December 31, 2024:

Items Measured at Fair Value on a recurring Basis - Fair Value Measurements

Recurring measurements:	December 31, 2024	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Cross Currency SWAP (100,000) - asset position	$1,574	$–	$1,574	$–
Cross Currency SWAP (120,000) - liability position	(14,588)	–	(14,588)	–
Cross Currency SWAP (30,000) - liability position	(3,526)	–	(3,526)	–
Total	$(16,540)	$–	$(16,540)	$–

The fair value (Level 2) of cross-currency swap derivative agreements is the present value of the estimated future cash flows that the Company would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, current interest rates, foreign exchange rates and the credit worthiness of both us and the derivative counterparty. This line item is presented in “Derivative asset” and “Derivative liabilities” in the consolidated balance sheets.

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

For the years ended December 31, 2025, 2024 and 2023, the following charterers accounted for more than 10% of the Company’s revenues.

	2025	2024	2023
BP Gas Marketing Limited (“BP”)	18%	23%	34%
Bonny Gas Transport Limited (“BGT”)	16%	< 10%	—
Cheniere Marketing International LLP (“Cheniere”)	14%	17%	26%
Hartree Partners Power & Gas Company (UK) Limited (“Hartree”)	10%	12%	16%
Engie Energy Marketing Singapore Pte Ltd (“Engie”)	< 10%	< 10%	11%
Qatar Energy Trading LLC (“Qatar Energy”)	10%	12%	< 10%

F- 27	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

11. Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31,
	2025	2024
Accrued loan interest and loan fees	$17,816	$16,768
Accrued operating expenses	8,661	7,238
Accrued capitalized expenses	101	101
Accrued voyage expenses and commissions	9,927	5,305
Accrued general and administrative expenses	1,212	1,748
Total	$37,717	$31,160

12. Voyage Expenses, Net and Vessel Operating Expenses

Voyage expenses and vessel operating expenses consist of the following:

	For the years ended December 31,
	2025	2024	2023
Voyage expenses:
Commissions	$7,784	$6,565	$3,643
Bunkers	(1,069)	715	5,320
Port expenses	—	74	2,246
Other	1,018	2,479	410
Total	$7,733	$9,833	$11,619
Vessel operating expenses:
Crew costs and related costs	$30,487	$29,730	$22,324
Insurance expense	4,430	4,706	3,260
Spares, repairs, maintenance and other expenses	15,135	7,379	5,274
Stores and lubricants	5,687	5,366	4,365
Management fees (Note 5)	9,144	8,722	6,165
Other operating expenses	3,344	2,989	2,705
Total	$68,227	$58,892	$44,093

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

Pursuant to Section 883 of the United States Internal Revenue Code (the “Code”) and the regulations thereunder, a foreign corporation engaged in the international operation of ships is generally exempt from U.S. federal income tax on its U.S.-source shipping income if the foreign corporation meets both of the following requirements: (a) the foreign corporation is organized in a foreign country that grants an “equivalent exemption” to corporations organized in the United States for the types of shipping income (e.g., voyage and time charter) earned by the foreign corporation and (b) more than 50% of the voting power and value of the foreign corporation’s stock is “primarily and regularly traded on an established securities market” in the United States and certain other requirements are satisfied (the “Publicly-Traded Test”). Each of the jurisdictions where the Company’s vessel-owning subsidiaries are incorporated grants an “equivalent exemption” to United States corporations with respect to each type of shipping income earned by the Company’s vessel-owning subsidiaries. Additionally, the Company’s shares are only traded on the Nasdaq Global Market, which is considered to be an established securities market. The Company has satisfied the Publicly-Traded Test for the years ended December 31, 2025, 2024 and 2023 and the vessel-owning subsidiaries are exempt from United States federal income taxation with respect to U.S.-source shipping income.

CPLP PLC is incorporated in Cyprus and does not conduct any substantive operations of its own. No provision for Cyprus income tax has been made in the financial statements as CPLP PLC had no assessable income for the years ended December 31, 2025, 2024 and 2023.

F- 28	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

14. Shareholders’ Equity

Dividend Reinvestment Plan (the “DRIP”)

On June 10, 2025, the Company announced that it has implemented the DRIP. During the year ended December 31, 2025, the Company issued 404,975 and 356,099 common shares under the DRIP at the price of $20.50 and $22.85 per share, respectively, net of issuance costs. During the year ended December 31, 2025, the Company recognized deferred expenses of $219 relating to the DRIP.

Open market sales agreement (the “Sales Agreement”)

On January 27, 2025, the Company entered into the “Sales Agreement” with Jefferies LLC (“Jefferies”) under which the Company may sell, from time to time, through Jefferies, as its sales agent, new common shares having an aggregate offering amount of up to $75,000. The open-market sale agreement provides that Jefferies, when it is acting as the Company’s sales agent, will be entitled to compensation of up to 2.5% of the gross sales price of the common shares sold through Jefferies from time to time. During the year ended December 31, 2025, the Company issued 9,466 new common shares resulting in net proceeds of $207 after the payment of commission to the sales agent, but before offering expenses. During the year ended December 31, 2025, the Company recognized deferred offering expenses of $497 in connection with the Sales Agreement.

Transformative Transaction for the Acquisition of 11 Newbuild LNG/Cs

On August 26, 2024, the Company converted from a Marshall Islands limited partnership to a Marshall Islands corporation (Note 1). Upon the Conversion each common unit issued and outstanding immediately prior to the Effective Date was converted into one common share, par value $0.01 per share, of the Company and the 348,570 general partner units and all of the incentive distribution rights, in each case outstanding immediately prior to the Effective Date, were exchanged with an aggregate of 3,500,000 common shares. The amount of $46,184, being the difference between the fair value of the 3,500,000 common shares of $59,430, at the price of $16.98 per common share as quoted on the Nasdaq Stock Exchange on August 25, 2024, and the book value of the 348,570 general partner units of $13,246 as of August 25, 2024, is presented as deemed dividend to CGP in the Company’s consolidated statements of changes in shareholders’ equity.

Pursuant to the Umbrella Agreement (Note 5), the Company conducted a Rights Offering for up to $500,000 with the purpose of partially financing the acquisition of the shares of the vessel-owning companies of 11 new LNG/C vessels. The Rights Offering resulted in subscriptions for 445,988 common shares representing limited partnership interests in the Company offered at an exercise price of $14.25 per common share amounting to $6,355. CMTC purchased 34,641,731 common shares that were not issued pursuant to the Rights Offering for an aggregate amount of $493,645 pursuant to the Standby Purchase Agreement. As of December 31, 2023, the Company recognized the amount of $1,313 representing part of the transaction expenses as a reduction to Partners’ Capital.

Repurchase Plan

On January 26, 2023, the Company’s Board of Directors authorized a new share repurchase plan, replacing the earlier plan (the “Repurchase Plan”). Pursuant to the Repurchase Plan, the Company may purchase up to $30,000 of its common shares through January 2025, at times and prices that are considered to be appropriate. The Company could repurchase shares under the Repurchase Plan in the open market or in privately negotiated transactions but is not obligated under the terms of the Repurchase Plan to repurchase any shares, and, at any time, may suspend, delay or discontinue the Repurchase Plan. During the year ended December 31, 2023, the Company completed the repurchase of 304,283 shares, paying an average price per share of $13.48 plus repurchasing expenses. These shares were held as treasury shares and were recorded as a reduction in the Company’s Partners’ Capital. No shares were repurchased during the years ended December 31, 2025 and 2024.

Compensation Plan (the “Plan”)

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

As of December 31, 2025 and 2024, the Company’s capital structure was comprised of the following shares:

	As of December 31,
	2025	2024
Common shares	59,487,853	58,387,313
Treasury shares	1,221,061	1,551,061
Total Company’s shares	60,708,914	59,938,374

F- 29	Table of Contents

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

In January 2024, the board of directors adopted the Plan and reserved for issuance a maximum number of 3,300,000 restricted common shares. On January 25, 2024, 1,100,000 common units of the 3,300,000 restricted common units were issued and recognized under treasury shares.

On January 1, 2025, the Company awarded 1,050,000 unvested shares to Employees and Non-Employees with a grant-date fair value of $18.27 per share. Awards granted to certain Employees and Non-Employees will vest in three equal installments. One third of the shares awarded, namely 350,000 shares vested on December 31, 2025. The fair value of these shares was $7,305 as of December 31, 2025.

In January 2022, according to the amended and restated compensation plan approved by the board of directors the total number of restricted common shares reserved and issued was 1,045,000. On March 18, 2022, the Company awarded 743,800 unvested shares to Employees and Non-Employees with a grant-date fair value of $15.18 per share. Awards granted to certain Employees and Non-Employees would vest in three equal installments. One third of the shares awarded, namely 247,934, 247,933 and 247,933 shares vested on December 31, 2024, 2023 and 2022, respectively. On March 8, 2024, the Company awarded 96,104 unvested shares to Employees and Non-Employees with a grant-date fair value of $17.45 per share. The shares were fully vested on the same date. On December 31, 2024, the Company awarded 82,066 unvested shares to Employees and Non-Employees with a grant-date fair value of $18.36 per share. The shares were fully vested on the same date.

The unvested shares accrue distributions as declared and paid, which distributions are retained by the custodian of the Plan until the vesting date at which time they are payable to the grantee. As unvested share grantees accrue distributions on awards that are expected to vest, such distributions are charged to Company’s retained earnings. As of December 31, 2025, the unvested shares accrued $632 of distributions.

There were no forfeitures of awards during the years ended December 31, 2025, 2024 and 2023. The Company estimated the forfeitures of unvested shares to be immaterial.

For the years ended December 31, 2025, 2024 and 2023 the equity compensation expense included in “General and administrative expenses” in the consolidated statements of comprehensive income was $6,395, $6,918 and $3,786, respectively. The Company uses the straight-line method to recognize the cost of the awards. As of December 31, 2025, the total unrecognized compensation cost relating to non-vested awards was $12,789 and is expected to be recognized over a period of 2.0 years.

The following table contains details of Company’s plan:

	Equity compensation plan
Unvested Shares	Shares	Value
Unvested on January 1, 2024	247,934	$3,769
Granted	178,170	3,149
Vested	(426,104)	(6,918)
Unvested on December 31, 2024	—	$—
Granted	1,050,000	19,184
Vested	(350,000)	(6,395)
Unvested on December 31, 2025	700,000	$12,789

16. Net Income Per Share

Basic net income per common share represents net income attributable to common shareholders divided by the weighted average number of common shares outstanding during the measurement period. Diluted net income per common share, if applicable, reflects the potential dilution that could occur upon vesting of the Company’s restricted stock awards, resulting in additional shares that would then share in the Company’s net income.

The Company’s restricted stock awards include rights to receive dividends that are subject to the risk of forfeiture if service requirements are not satisfied and therefore, these shares are not considered participating securities and are excluded from the calculation of the weighted average number of common shares outstanding, basic. For the purpose of calculating diluted earnings per share, the weighted average number of diluted shares outstanding includes the incremental shares assumed issued upon vesting of the restricted stock awards in excess of the number of shares assumed to be repurchased with the assumed proceeds, determined in accordance with the treasury stock method. For the year ended December 31, 2025, incremental shares totaled 272,031. For year ended December 31, 2024, the Company excluded the effect of 247,934 non-vested share awards, which all vested on December 31, 2024, in calculating diluted net income per common share, as they were anti-dilutive. For the year ended December 31, 2023, the Company excluded the effect of 495,867 non-vested share awards, from which 247,933 vested on December 31, 2023, in calculating dilutive EPS for its common shareholders as they were anti-dilutive.

F- 30	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

16. Net Income Per Share - Continued

The Company calculates net income per common share from continuing operations as follows:

BASIC AND DILUTED	2025	2024	2023
Numerators
Company’s net income from continuing operations	$113,394	$55,190	$8,247
Less:
General Partner’s interest in Company’s net income	—	188	63
Deemed dividend to General Partner	—	46,184	—
Company’s net income allocable to unvested shares	—	203	53
Net income attributable to common shareholders	$113,394	$8,615	$8,131
Denominators
Weighted average number of common shares outstanding, basic	58,919,848	56,094,666	21,182,471
Effect of dilutive shares	272,031	—	—
Weighted average number of common shares outstanding, diluted	59,191,879	56,094,666	21,182,471
Net income from continuing operations per common share:
Basic and Diluted (in United States Dollars)	$1.92	$0.15	$0.38

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

Commitments

(A) Leases: Future minimum charter hire receipts, excluding any profit share revenue that may arise, based on non-cancellable time and bareboat charter contracts, as of December 31, 2025 were:

Year ending December 31,	Amount
2026	$349,471
2027	378,369
2028	433,257
2029	410,987
2030	385,313
Thereafter	799,701
Total	$2,757,098

F- 31	Table of Contents

Capital Clean Energy Carriers Corp. Notes to the Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

17. Commitments and Contingencies – Continued

Commitments – Continued

(B) Vessels Under Construction: As of December 31, 2025, the Company had outstanding commitments relating to acquisitions of vessels and vessels under construction amounting to $489,300 and $1,897,117, respectively, which will be financed through the issuance of debt and cash at hand (Notes 5, 6).

The following table contains details of vessels under construction commitments:

Year ending December 31,	Vessels’ acquisitions	Vessels under construction	Total
2026	$244,000	$710,784	$954,784
2027	245,300	577,908	823,208
2028	—	235,675	235,675
2029	—	372,750	372,750
Total	$489,300	$1,897,117	$2,386,417

(C) Supervision Services: As of December 31, 2025, the Company had outstanding commitments relating to supervision services agreements for vessels under construction, amounting to $6,567 (Notes 5, 6).

The following table contains details of supervision services commitments:

Year ending December 31,	Amount
2026	$2,067
2027	3,000
2028	500
2029	1,000
Total	$6,567

18. Subsequent Events

(A) Dividends: On January 22, 2026, the Board of Directors of the Company declared a cash dividend per share of $0.15 for the fourth quarter of 2025 which was paid on February 12, 2026, to shareholders of record on February 3, 2026.

(B) Vessel delivery: On January 5, 2026, the Company took delivery of Hull 8398 from Hyundai, the LCO2 – HMG/C Active (Notes 6, 8).

(C) Unsecured bonds: On February 25, 2026, the Company successfully completed the offering of €250,000,000 of unsecured bonds to investors in Greece (the “2026 Bonds”), which were admitted to trading in the category of fixed income securities of the Regulated Market of the Athens Exchange on February 26, 2026. The 2026 Bonds will mature in 2033 and will bear a coupon of 3.75%, payable semi-annually. The proceeds of the 2026 Bonds will be used to refinance the outstanding €150,000,000 of the 2021 Bonds, as well as to partially fund the Company’s capital expenditures and support the Company’s working capital needs. In April 2026 the Company fully repaid the 2021 Bonds.

(D) Cross-currency swap agreements: In February 2026, in connection with the issuance of the 2026 Bonds, the Company entered into three cross-currency swap agreements (“Swap Agreements”) starting on February 25, 2026:

•	With the first Swap Agreement the Company exchanges €83,000,000 with $97,766 paying fixed annual rate of 5.11%;
•	With the second Swap Agreement the Company exchanges €83,000,000 with $97,840 paying fixed annual rate of 5.11%; and
•	With the third Swap Agreement the Company exchanges €84,000,000 with $98,990 paying fixed annual rate of 5.10%.

(E) Uncertainties caused by the conflict in the Middle East: The recent tensions and hostilities involving the United States, Israel and Iran may lead to further regional and international conflicts or armed action. It is possible that such conflict could disrupt global energy transportation routes and cause instability in the global economy. While much uncertainty remains regarding the global impact of the conflict in the Middle East, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operations and cash flows. Currently, the conflict in Iran has had no material impact on the Company’s operations or financial performance.

(F) Sale of Vessel to a joint venture company: In April 2026, the Company entered into a joint venture arrangement (the “BGN JV”) with BMarine Shipping Investment FZCO (“BMarine”), an affiliate of the BGN Group. Pursuant to the joint venture arrangement, the Company agreed to sell the LNG/C Amore Mio I to the BGN JV, a newly formed Marshall Islands limited liability company in which the Company holds a 51% interest and BMarine holds the remaining 49% for a total consideration of $230,000. In connection with the transaction, the LNG/C Amore Mio I will be chartered to an affiliate of BGN Group, under a 10-year time charter, with two three-year extension options exercising by the charterer, commencing in the first quarter of 2027.

F- 32	Table of Contents